Form 20-F
period 2006-12-31
IncrediMail Ltd.
filed 2007-03-19
CIK 1338940

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report............................

For the transition period from ____ to _____

Commission File No. 000-51694

IncrediMail Ltd.
(Exact Name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Israel
(Jurisdiction of incorporation or organization)

4 HaNechoshet Street
Tel Aviv, Israel 69710
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

As of December 31, 2006, the Registrant had outstanding 9,399,458 ordinary shares, par value NIS 0.01 per share.

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

Yes ☒ No ☐

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

        Forward-Looking Statements

        This annual report on Form 20-F contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our, or our industry’s, actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed, implied or inferred by these forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “would,” “expects,” “plans,” “intends,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential” or “continue” or the negative of such terms and other comparable terminology.

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

        Factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statement contained in this annual report include:

—	our ability to establish and increase market acceptance of our products;

—	our ability to continually enhance our existing products and to develop new products that achieve widespread market acceptance;

—	our ability to cause continued and increasing installation of our products;

—	our ability to manage our growth;

—	our ability to establish a strong brand name;

—	our ability to develop additional ways to distribute and sell our products;

—	our ability to maintain substantial revenues from advertisers and further increase these revenues;

—	our ability to hire and retain key personnel;

—	the development and future nature of the Internet;

—	restrictions imposed in connection with our international operations; and

—	political, economic and military conditions in the Middle East.

        Assumptions relating to the foregoing involve judgment with respect to, among other things, future economic, competitive and market conditions, and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. In light of the significant uncertainties, inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives or plans will be achieved. Factors that could cause actual results to differ from our expectations or projections include the risks and uncertainties relating to our business described in this annual report at “Item 3.D Risk Factors.” Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time and it is not possible for our management to predict all risks, nor can we assess the impact of all risks on our business or the extent to which any risk, or combination of risks, may cause actual results to differ from those contained in any forward-looking statements.

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

        Unless otherwise indicated, the information in this annual report:

—	Reflects the increase in our authorized share capital to 15 million ordinary shares and a 38-for-one ordinary share split effected as a dividend on our ordinary shares outstanding effective immediately prior to the effectiveness of the registration statement on Form F-1 relating to the initial public offering of our ordinary shares, which became effective on January 30, 2006; and

—	Reflects the automatic conversion of all of our outstanding redeemable convertible preferred shares, on a 38-for-one basis, into 1,764,948 ordinary shares upon the closing of our initial public offering on February 3, 2006.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3.	KEY INFORMATION

A.	SELECTED FINANCIAL DATA

        The following tables present selected financial data and should be read in conjunction with “Item 5 – Operating and Financial Review and Prospects” and our financial statements and related notes appearing elsewhere in this annual report. We derived the selected financial data below for the years ended December 31, 2004, 2005 and 2006 and as of December 31, 2005 and 2006 from our audited financial statements included elsewhere in this report. We derived the selected financial data below for the years ended December 31, 2002 and 2003 and as of December 31, 2002 and 2003 from our audited financial statements not included in this report. Our financial statements are prepared and presented in U.S. dollars and in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

	Year ended December 31,
	2002	2003	2004	2005	2006
	(in thousands)

Statement of Operations Data:
Revenues	$4,062	$5,160	$6,208	$7,402	$10,851
Cost of revenues	176	362	473	570	858

Gross profit	3,886	4,798	5,735	6,832	9,993
Operating expenses:
Research and development costs	1,161	1,319	1,321	2,040	3,251
Selling and marketing expenses	776	688	576	925	1,767
General and administrative expenses	626	601	1,271	922	2,717

Total operating expenses	2,563	2,608	3,168	3,887	7,735

Operating income	1,323	2,190	2,567	2,945	2,258
Financial income (expenses) and other, net	(12)	49	75	(14)	984

Income before taxes on income	1,311	2,239	2,642	2,931	3,242
Taxes on income (tax benefit)	-	(114)	(154)	845	765
Tax expense in respect of dividend paid
out of tax-exempt income	-	-	-	937	-

Net income	$1,311	$2,353	$2,796	$1,149	$2,477

	Year ended December 31,
	2002	2003	2004	2005	2006

Net earnings per share (1):
Basic	$0.21	$0.37	$0.44	$0.17	$0.27
Diluted	$0.18	$0.33	$0.39	$0.16	$0.27
Weighted average number of shares used
in net earnings per share (1):
Basic	4,426,058	4,500,340	4,606,657	4,869,698	8,982,201
Diluted	5,037,804	5,127,244	5,197,558	5,280,003	9,146,393

	As of December 31,
	2002	2003	2004	2005	2006
	(in thousands)

Balance Sheet Data:
Cash and cash equivalents	$1,658	$2,232	$4,342	$2,428	$8,366
Working capital	1,600	3,907	6,238	2,966	21,561
Total assets	2,642	5,029	8,264	8,460	31,424
Total short-term debt	6	4	12	4	-
Total liabilities	841	851	2,349	5,465	8,847
Redeemable convertible preferred shares	3,063	3,063	3,063	3,030	-
Shareholders' equity (deficiency)	(1,263)	1,115	2,852	(35)	22,577

(1)	All references to shares and per share amounts have been retroactively restated to reflect our 38-for-one ordinary share dividend on January 30, 2006, as if such event had occurred as of the beginning of the earliest period presented. See Note 9 to our financial statements.

B.	CAPITALIZATION AND INDEBTEDNESS

        Not applicable.

C.	REASONS FOR OFFER AND USE OF PROCEEDS

        Not applicable.

D.	RISK FACTORS

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

Risks Related to Our Business

If we are unable to establish and increase market acceptance of our products, we will not expand our business and our revenues could decline.

        Our basic software products are currently supplied to our customers free of charge. We will be able to increase product related revenues only if we can create and maintain a substantial market demand for our enhanced software products and related services, for which we currently charge a one-time license, or subscription fee.

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

If the Google Adsense program is terminated or significantly changed by Google, with little or no advance notice, we would be forced to immediately seek an alternative keyword search provider, in which case we would be susceptible to a certain transition period during which we may experience a material reduction in our advertising revenues and, in turn, an adverse effect on our financial condition.

        Our business is becoming growingly dependent on keyword advertisement, currently utilizing the Google Adsense program, pursuant to which, we receive a portion of the amount paid by advertisers to Google for the activity performed through the Company’s applications. We obtain a significant and growing portion of our advertising revenues from this venue. Google is not committed to continue this program and has the right to terminate this program, or alter its terms, with no advance notice.

        While there are many companies in the market that provide Internet ad services similar to those provided by Google, and although we believe that our ad revenue strategy is not dependent on any one such provider, Google’s termination of the Adsense program would translate into an immediate need to replace this program, in order to create keyword search revenues from alternative companies and to continue the revenue generation from such source. If we fail to quickly locate, negotiate and finalize alternative arrangements, or if the alternatives do not provide for terms that are as favorable as those provided for by the Adsense program, or if the alternative arrangement will not attract the same attention as the attention attracted by the Google Adsense program, we may experience a material reduction in our advertising revenues and, in turn, an adverse affect on our financial condition.

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

We were incorporated in November 1999 and commercially launched our first product in the third quarter of 2000. Consequently, we have a limited history of operations from which to predict our future performance. The future viability of our business will depend on our ability to increase product sales, introduce new products, increase advertising revenues, exploit our brand name and control our costs, which we may be unable to do. As a result, we may not be able to continue our revenue growth or profitability.

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

        We currently sell our products primarily through our website. Our growth depends in part upon creating and managing distribution channels, such as distributors that would sell our products to end-users and other resellers. These channels involve a number of special risks, including:

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

        If we fail to develop additional distribution channels, our ability to increase our revenues and achieve our anticipated growth would be adversely affected. If we fail to manage our distribution channels, our distribution channels may conflict with one another, or otherwise fail to perform as we anticipate, which could reduce our sales and increase our expenses as well as weaken our competitive position. In addition, some distributors may experience financial difficulties, and as a result, we may have reduced sales or increased bad debt expense, which would also adversely affect our operating results.

Our continuing “viral growth” could be adversely affected if we do not increase the number of our registered users or if users stop using our software.

        To date, we have relied mainly on “viral growth” to increase our user base. If users of our products stop their usage, our viral growth will be diminished because they will no longer be forwarding links to our site via their emails, and our revenues and market share may decrease. Our historical experience with usage of our products indicates that usage of IncrediMail Premium declines to insignificant numbers after three years. Therefore, in order to induce our existing users to continue to send IncrediMail emails to potential new users, we must continually enhance our existing products and develop new ones. If we cannot offer such products, because of lack of resources, competition or other reasons described elsewhere in these Risk Factors, our revenues and results of operations will be adversely affected.

If we are unable to generate substantial revenues from advertisers, we may not be able to increase our revenues or execute our business strategy.

        We currently display third party advertising on our website and in our free software, as well as create advertising revenues from keyword search. Our revenues from these advertisers have increased over the past three years but still represented less than 22% of our revenues for the year ended December 31, 2006. We intend to dedicate additional marketing resources to the further development of this revenue stream. However, our ability to increase our advertising revenues may be limited by, among other reasons, a possible perception that the Internet is an ineffective marketing medium due to the excessive number of banner advertisements, the growing number of installations by Internet users of “filter” software programs that allow them to block “pop-up” advertisements or to prevent installation of software components that act as spying agents, and the limitations on the content of advertisements on the Internet compared to other forms of media. In addition, our advertising revenues depend, in part, on the number of our active users and visitors to our website. Because most users stop using the IncrediMail software after three years, if we do not continue to experience large numbers of new registered users, or if our website traffic decreases, our advertising revenues may not increase or could decline. In addition, we may not be able to increase our advertising revenue if advertising rates decrease in response to increased competition. Our inability to increase our revenues from advertisers could reduce our growth and affect our profitability.

The market for email software products and services is highly competitive, and if we cannot compete effectively, our revenues will decline and we will be unable to gain or retain market share.

        Our products compete in the market for email software products and services that aim to offer a customized and entertaining email experience for consumers, including features such as email notifiers, software skins, email backgrounds and multimedia content. Our main competitors among specialized providers of email services offer the following products: Arcsoft Multimedia Email™ 3, LetterMark™ email, FunWeb Products™, Hotbar® and WikMail 2005, all of which incorporate special features that provide a personalized email experience. In addition, our products also face competition from general email software programs offered to the private market by large Internet and software companies, such as AOL9 and NetscapeMail by America Online, Inc., Thunderbird 1.5® by Mozilla Foundation and Outlook Express and MSN9 by Microsoft Corporation (Nasdaq: MSFT), some of which may also incorporate certain special features that provide a personalized email experience. Many of the large Internet and software companies offer their email software programs free of charge. Competition with these products could result in reduced prices and margins, fewer purchases of our products and services and loss of market share.

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

The market for wallpapers and screensavers is highly competitive, and if we cannot compete effectively, we may not be able to generate revenues in the future or achieve significant market share.

        Our Magentic desktop enhancer, introduced in 2006, currently competes in the market for wallpapers and screensavers, aiming to offer a creative, personal and entertaining experience for PC users. Our main competitors in these areas include Screensavers.com and webshots© by CNET Networks, Inc. (Nasdaq: CNET). Competition with these products could result in increased investments in R&D and Marketing expenses as well as fewer downloads and registrations of our product.

        Many of our competitors have more established brands, products and customer relationships than we do, which could inhibit our market penetration efforts even if they may not offer a similar variety, currently free of charge, such as CNET Networks, Inc. (webshots©). If we are unable to achieve continued market penetration, we will not be able to compete effectively.

        In addition, many of our other current and potential competitors have significantly greater financial, research and development, manufacturing, and sales and marketing resources than we have. These competitors could use their greater financial resources to acquire other companies to gain enhanced name recognition and market share, as well as to develop new technologies, products or features that could effectively compete with our product. Demand for our products could be diminished by equivalent or superior products and technologies offered by competitors. See “Item 4.B Business Overview – Competition” for additional discussion of our competitive market.

The market for creative messenger tools is highly competitive, and if we cannot compete effectively, we may not be able to generate revenues in the future or achieve significant market share.

        We are currently in the process of developing a creative enhancer for instant messaging, adapting our “experience model” currently applied to email, to instant messaging. Our main competitors in this area include SweatIM and SmileyCentral by IAC/InterActiveCorp (Nasdaq: IACI). Competition with these products could result in increased investments in R&D and Marketing expenses as well as fewer downloads and registrations of our product.

        Many of our competitors have more established brands, products and customer relationships than we do, which could inhibit our market penetration efforts even if they may not offer a similar variety, currently free of charge, such as IAC/InterActiveCorp (SmileyCentral). If we are unable to achieve continued market penetration, we will not be able to compete effectively.

        In addition, many of our other current and potential competitors have significantly greater financial, research and development, manufacturing, and sales and marketing resources than we have. These competitors could use their greater financial resources to acquire other companies to gain enhanced name recognition and market share, as well as to develop new technologies, products or features that could effectively compete with our product. Demand for our products could be diminished by equivalent or superior products and technologies offered by competitors. See “Item 4.B Business Overview – Competition” for additional discussion of our competitive market.

We may use a substantial portion of the proceeds of our initial public offering to acquire an unspecified business. These acquisitions could divert our resources, cause dilution to our shareholders and adversely affect our financial results.

        We may use a portion of the proceeds of our initial public offering (completed in February 2006) to acquire complementary products, technologies or businesses. In December 2006 we acquired the assets of a transaction processing company, called BizChord Consulting Corporation, (in a relatively small acquisition). Prior to such acquisition our management had no experience making acquisitions or integrating acquired businesses. Negotiating potential acquisitions or integrating newly-acquired products, technologies or businesses could divert our management’s attention from other business concerns and could be expensive and time-consuming. Acquisitions could expose our business to unforeseen liabilities or risks associated with the business or assets acquired or with entering new markets. In addition, we might lose key employees while integrating new organizations. Consequently, we might not effectively integrate any acquired products, technologies or businesses, and might not achieve anticipated revenues or cost benefits. In addition, future acquisitions could result in customer dissatisfaction, performance problems with an acquired product, technology or company, or issuances of equity securities that cause dilution to our existing shareholders. Furthermore, we may incur contingent liability or possible impairment charges related to goodwill or other intangible assets or other unanticipated events or circumstances, and we may not have, or may not be able to enforce, adequate remedies in order to protect our company. If any of these or similar risks relating to acquiring products, technologies or businesses should occur, our business could be materially harmed.

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

Termination of our agreement with Commtouch could result in lost revenues and loss of market share.

        We launched our anti-spam solution JunkFilter Plus in the third quarter of 2005. If our agreement to use the anti-spam software development kit developed by Commtouch Ltd. were to terminate, we would be required to redevelop our JunkFilter Plus anti-spam product, or retain a new provider of a development kit, and, as a result, we may have to refund some of the outstanding subscription fees, we would likely suffer lost revenues and the potential loss of market share.

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

        A majority of our revenues are denominated in U.S. dollars. However, most of our costs, mainly personnel expenses, are incurred in New Israeli Shekels, or NIS. Inflation in Israel may have the effect of increasing the U.S. dollar cost of our operations in Israel. If the U.S. dollar declines in value in relation to the New Israeli Shekel, it will become more expensive for us to fund our operations in Israel. A revaluation of one percent of the NIS as compared to the U.S. dollar will cause an effect of less than 1% on our income before taxes. During 2004 the exchange rate of the U.S. dollar to the New Israeli Shekel declined significantly. Although that trend reversed in 2005, it worsened in 2006.

        In addition, a significant portion of our sales is in currencies other than the U.S. dollar. In 2006, 27% of our revenues were in these currencies. To the extent such sales are not immediately exchanged for US dollars, we bear a foreign currency fluctuation risk. As of December 31, 2006, we had a net foreign currency liability of approximately $0.8 million and our total foreign exchange expense was approximately $0.1 million for the year ended December 31, 2006. In addition, in territories where our prices are based on local currencies, fluctuations in the dollar exchange rate could affect our gross profit margin. We have only recently found it necessary to hedge the risks associated with fluctuations in currency exchange rates, having contracted a consultant proficient in this area, we plan on implementing his proposals over the near future. However, should their proposals prove to be ineffective or worse, we may incur losses from unfavorable fluctuations in foreign currency exchange rates. See “Item 11 Quantitative and Qualitative Disclosure of Market Risks” for further discussion of the effects of exchange rate fluctuations on earnings.

A loss of the services of our senior management and other key personnel could adversely affect execution of our business strategy.

        We depend on the continued services of our senior management, particularly Yaron Adler, our Chief Executive Officer, and Ofer Adler, our Chief Product Officer. Our business and operations to date have been mainly implemented under the direction of our current senior management. The loss of their services could create a gap in management and could result in the loss of management and technical expertise necessary for us to execute our business strategy and thereby, adversely affect execution of our business strategy. Although we have recently obtained “key person” life insurance on the lives of Yaron Adler and Ofer Adler in the amount of $1.5 million, we do not expect to obtain “key person” life insurance with respect to our other officers.

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

        We have registered, or have rights to, various domain names relating to our brand, including incredimail.com, incredidate.com and incredigames.com. If we fail to maintain, or to enforce our rights to these registrations, it will be difficult for us to implement our strategy to increase recognition of our brand. Third parties have registered domain names similar to ours and if such parties engage in a business that may be harmful to our reputation or confusing to our customers, our revenue may decline and we may incur additional expenses in maintaining our brand.

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

        Our principal executive offices are located in Israel. Accordingly, political, economic and military conditions in the Middle East may affect directly our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors. During the summer of 2006, Israel was engaged in an armed conflict with Hezbollah, a Lebanese Islamist Shiite militia group and political party. This conflict involved missile strikes against civilian targets in northern Israel, and negatively affected business conditions in Israel. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could affect adversely our operations. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, Israel has been and is subject to civil unrest and terrorist activity, with varying levels of severity, since October 2000. The election in early 2006 of representatives of the Hamas movement to a majority of seats in the Palestinian Legislative Council and the tension among the different Palestinian factions may create additional unrest and uncertainty. Ongoing and revived hostilities and the attempts to resolve the conflict between Israel and its Arab neighbors often results in political instability that affects the Israeli capital markets and can cause volatility in interest rates, exchange rates and stock market quotes. These or other Israeli political or economic factors could harm our operations and product development and cause our sales to decrease. Furthermore, several countries, principally those in the Middle East, still restrict business with Israel and Israeli companies although the impact of these restrictions is not as important for a company such as ours that sells its products through the Internet.

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

        We are incorporated in Israel and all of our executive officers and most of our directors reside outside the United States. Service of process upon them may be difficult to effect within the United States. Furthermore, all of our assets and most of the assets of our executive officers and directors are located outside the United States. Therefore, a judgment obtained against us or any of them in the United States, including one based on the civil liability provisions of the U.S. federal securities laws may not be collectible in the United States and may not be enforced by an Israeli court. It also may be difficult for you to assert U.S. securities law claims in original actions instituted in Israel.

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

        As a public company, we incur significant legal, accounting and other expenses. We incur costs associated with our public company reporting requirements as well as costs associated with corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, the rules of the Nasdaq Stock Market and the provisions of the Israeli Companies Law that apply to public companies. For example, as a public company, we have created additional board committees and are required to have two external directors pursuant to the Israeli Companies Law. We have also contracted an internal auditor and a consultant for implementation of and compliance with the requirements under the Sarbanes-Oxley Act. See “Item 5 Operating and Financial Review and Prospects – Overview – General and Administrative Expenses” for a discussion of our increased expenses as a result of being a public company.

A small number of existing shareholders hold a significant percentage of our outstanding ordinary shares and can exercise significant influence over our actions.

        As of February 28, 2007, our directors and officers beneficially owned (including shares issuable upon exercise of options exercisable within 60 days of such date) approximately 36.9% of our outstanding ordinary shares in the aggregate. The interests of these shareholders may differ from your interests. These shareholders, acting together, could exercise significant influence over our operations and business strategy and will have sufficient voting power to influence all matters requiring approval by our shareholders, including the ability to elect or remove directors, to approve or reject mergers or other business combination transactions, the raising of future capital and the amendment of our articles of association, which govern the rights attached to our ordinary shares. In addition, this concentration of ownership may delay, prevent or deter a change in control, or deprive you of a possible premium for your ordinary shares as part of a sale of our company.

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

        Sales by shareholders of substantial amounts of our ordinary shares, or the perception that these sales may occur in the future, could materially and adversely affect the market price of our ordinary shares. In addition, our executive officers, directors and certain large shareholders are no longer subject to contractual restrictions on the sale by them of shares, resulting in a substantial number of shares held by them or issuable upon exercise of options currently eligible for sale in the public market. Furthermore, the market price of our ordinary shares could drop significantly if our executive officers, directors, or certain large shareholders sell their shares, or are perceived by the market as intending to sell them.

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

Our History

        We were incorporated in the State of Israel in November 1999 under the name Verticon Ltd. We changed our name to IncrediMail Ltd. in November 2000 to better reflect the nature of our business. We operate under the laws of the State of Israel. Our headquarters are located at 4 HaNechoshet Street, Tel-Aviv 69710, Israel. Our phone number is (972-3) 644-4737. Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19715. Our website addresses are www.incredimail-corp.com and www.incredimail.com. The information on our websites does not constitute part of this annual report.

        We completed the initial public offering of our ordinary shares in the United States on February 3, 2006, whereby we became a “limited liability public company” under the Israeli Companies Law. The registration statement on Form F-1 relating to our initial public offering became effective on January 30, 2006. Immediately prior to the effectiveness of our registration statement, we increased our authorized share capital to 15 million ordinary shares and completed a 38-for-one ordinary share split affected as a dividend on our ordinary shares. In addition, upon the closing of our initial public offering, our then outstanding redeemable convertible preferred shares were automatically converted, on a 38-for-one basis, into an aggregate of 1,764,948 ordinary shares.

Principal Capital Expenditures

        We had capital expenditures of $0.8 million in 2006, $0.3 million in 2005, and less than $0.1 million in 2004. We currently expect that our capital expenditures will be approximately $0.5 million in 2007. We have financed our capital expenditures with cash generated from operations.

        Our capital expenditures during 2004 and 2005 consisted primarily of computer hardware and software. In 2006, our capital expenditures consisted primarily of leasehold improvements and furnishings, as well as continued investments in computer hardware and software, and we expect such investments to continue to be significant in 2007.

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

        Since we began operations in 2000, we have recorded approximately 75 million registered downloads of our free product in more than 100 countries, and since January 1, 2003, we have recorded on average more than 1.2 million registered downloads each month. As of December 31, 2006, we have more than 10.2 million active users, and currently, more than 330 million IncrediMail emails are sent by our users each month. Our users typically use our products for as long as three years. Through December 31, 2006, we have sold more than one million products and content licenses worldwide to our registered users. We believe our historical track record of converting registered users to purchasing customers represents a convincing validation of our business strategy.

        We generate revenue by:

—	selling our premium software products and services;

—	licensing and co-branding our Incredi brand to operators of third party websites; and

—	selling paid advertising and sponsored links on our website and email client.

        For a breakdown of total revenues by category of activity, see “Item 5.A Operating Results – Revenues.”

        To date, we have relied mainly on “viral growth” to grow our user base. Our “viral growth” has resulted from recipients of our users’ emails clicking on the link at the bottom of emails sent with IncrediMail Xe and then downloading our products and also from word of mouth. Our revenues were $7.4 million in 2005 and $10.9 in 2006. We have had net income every year since 2002. Since 2003, our gross profit has ranged between 92% and 93% of our gross revenues and our operating income has ranged between 21% and 42% of our gross revenues.

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

The IncrediMail Solution

        We employ an innovative approach to enhancing our users’ email experience. Our IncrediMail products provide the following benefits:

—	Variety and Amount of Content. Our products offer users access to an extensive and continually growing pool of content that we believe is one of the largest collections of creative and diverse graphics, sound and multimedia content available online for email communications. We began assembling our content in 1999.

—	Creative Technology. Our proprietary technology, which is based on advanced software development standards, is designed to produce robust quality products that provide the functionality expected in an email client packaged in a friendly, less technologically-oriented and entertaining environment.

—	Customization. The diversity of our graphics, sound and multimedia content enables our users to customize and personalize their email messages and letters easily and quickly.

—	Flexibility and Ease of Use for Both Sender and Recipient. We strive to offer a simple and intuitive user interface that enables our users to create different experiences depending on the nature or recipient of the email or letter. Users can easily change one or more features for a specific email. Further, recipients of IncrediMail emails can easily open them using most available email clients and can see all the features without the need for special software.

Our Strategy

        Our objective is to become the market leader in entertaining and creative email systems for the consumer and home user market. Based on our survey of downloads of our products and those of competitors from third party websites, we believe that IncrediMail Xe is one of the most downloaded free products providing an entertaining and creative email system, and our strategy will include building on its popularity and seeking to convert free users to paying customers. The key elements of our strategy are to:

—	Expand product offerings and increase user sales. We plan to stimulate growth of our sales and enhance our cross-sale capabilities by expanding our existing product and service offering and developing new ones. We will continue to seek to convert free users into paying customers by marketing the paid products and services to our large user base and to cross-sell additional products and services to paying users.

—	Avoid offensive market tools. We design our products and services to address users’ aversion to spam, spyware and other perceived offensive Internet marketing tools, which we believe encourages more use of them and increases user loyalty.

—	Acquire complementary products, technologies or companies. We seek to enhance our technology, grow our user base, and diversify our product lines and services by exploiting strategic acquisition opportunities. We intend to supplement our research and development efforts by acquiring complementary technologies and other assets that enhance the features, functionality and performance of our products and services. We may also seek to increase our user base or enhance our sales and marketing capabilities by acquiring companies in our or similar markets.

—	Maintain and grow our user community. Our effective viral marketing has resulted in millions of registered users who spread the word about our products and services at relatively low marketing costs to us. For that reason, we expect a significant part of our products and services offering will remain free. In order to strengthen awareness of our Incredi brand and increase the size of our user base, we intend to use a portion of the proceeds of our recently completed initial public offering to expand our marketing methods beyond viral marketing to include advertisements, media buying, public relations activities and additional co-branding arrangements.

—	Strengthen our advertising revenues. We intend to increase our revenues from monetizing visitor traffic to our website by increasing our paid advertising and sponsored links. In addition, we believe our user base can generate significant revenues through keyword search advertising, as we have already begun in 2006. We believe that our large registered and active user base and our growing number of paid users should be attractive to potential advertisers. We also intend to continue to develop our advertising infrastructure so that we can offer our advertisers a more effective method to reach their target audiences and thereby increase our advertising rates. We plan to continue and further increase our advertising force by expanding our sales and business development teams, both in the U.S. and in Israel, participating in trade shows, and strengthening our brand through other online and offline marketing activities.

—	Continue to focus on the online consumer market. Email continuesto grow as a communication medium. The Internet allows us to reach potential users throughout the world quickly and easily as well as reduces the costs associated with sales and distribution of our products and services.

Our Products

        Our products are currently available in eight languages in addition to English, and we are working to add Asian languages. Prices and license fees for our premium products vary based on market, length of license period and whether the products are offered together. We offer the following products, all of which may be downloaded over the Internet through a personal computer running on a Microsoft Windows operating system:

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

        Through December 31, 2006, we have sold approximately 0.4 million licenses for IncrediMail Premium or IncrediMail Letter Creator. We generally charge $39.95 for IncrediMail Letter Creator. Email users who purchase a bundled package of IncrediMail Premium and IncrediMail Letter Creator pay $49.95.

        The Gold Gallery, launched in February 2004, is a license-based content product. It offers additional IncrediMail content files in the form of email backgrounds, animations, sounds, graphics and email notifiers. Through December 31, 2006, we have sold approximately 0.2 million licenses for The Gold Gallery of which approximately 63% were for a one year license, 3% were for a two year license and 34% were for a lifetime license for use of the content database.

        IncrediMail Xe and IncrediMail Premium users can license The Gold Gallery for a fee ranging from $25.95 to $58.55, depending on the length of the license period.

        IncrediMail Super Pack, launched in the first quarter of 2005, is a special package of emoticons sold separately. We launched the IncrediMail Super Pack in the first quarter of 2005, and through December 31, 2006, we have sold approximately 0.1 million licenses for it. We generally charge $9.95 for IncrediMail Super Pack.

        JunkFilter Plus, launched in July 2005, is an advanced anti-spam product, based on the Recurrent Pattern Detection Technology (RPD™) that we license from Commtouch Ltd. JunkFilterPlus offers a filtering technique to manage unwanted email, including offensive content, viruses, hoax emails and identity theft scams. This anti-spam product is designed to automatically identify and block undesirable mail from the user’s inbox and protect against fraudulent and malicious emails. It detects and blocks spam in the first few minutes of an outbreak, unlike other anti-spam approaches. We generally charge $39.95 for our JunkFilter Plus. Through December 31, 2006, we have sold approximately 0.1 million licenses for JunkFilter Plus.

        Magentic, was launched as a Beta in April 2006 and fully released a few months later. Magentic enhances and enriches the computer desktop by adding enhanced graphics enabling users to easily personalize the working environment. Magentic offers hundreds of high quality wallpapers and screensavers and has already over 1.9 million registered downloads.

Products under Development

        Our research and development activities are conducted internally by our Chief Technology Officer and a 58-person research and development staff. Our research and development efforts are focused on the development of upgraded software, new features and new products. In addition to the continued development and enhancement of our existing product suite, our current projects and products under development include the following:

        Instant Messenger, IncrediMail is developing a product that will enable incorporation of its rich content and creativity into the instant messenger tools, such as Microsoft Messenger®. By doing so, we will bring in new demographics into the IncrediMail experience.

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

Acquisition

        In December 2006 we formed a new wholly owned subsidiary, BizChord Ltd. to acquire the business of a strategic supplier that provided IncrediMail transaction processing products and service. As per terms of the agreement, IncrediMail paid a total of $556,000 for this business (including acquisition costs of $56,000), of which $456,000 in cash and $100,000 in shares, valued based upon the price of IncrediMail stock two days before and after the acquisition date. Additional contingent consideration of $ 250,000 (of which $125,000 in cash and $125,000 in shares) may be paid two years after closing, all in accordance with the terms of the purchase agreement.

Sales, Marketing and Distribution

        Our products are sold throughout the world in more than 100 countries. The following chart shows the distribution since inception of our registered users by territory:

        To date, we have relied mainly on “viral growth,” arising from recipients of our users’ emails clicking on the link at the bottom of emails sent with IncrediMail Xe and then downloading our products and from word-of-mouth. In addition, we have recently begun employing traditional marketing strategies, including offline and online advertising and public relations events and we intend to further increase these efforts. We have designed our products to address users’ aversion to spam, spyware and other perceived offensive Internet marketing tools. To date, we have not been affected by the growing number of installations by Internet users of “filter” software programs that allow them to block “pop up” advertisements or to prevent installation of software components that act as spying agents. The growth of our advertising revenues would be adversely affected if our products were subject to being “filtered” by consumers.

        During 2006 we opened an office in the United States, intended to increase sales of IncrediMail advertising space, execute local marketing and brand activities and enable us to seek business development deals such as licenses from, or other transactions with, content providers that may be branded or well-known.

        We have typically experienced stronger sales in the first and fourth quarters, principally because our products and services are purchased in holiday sales in December or in the after-holiday sales in January.

        We currently have a Vice President – Marketing and 12 employees in our sales and marketing department. We expect to hire additional sales and marketing personnel both in Israel and in the United States as we increase our marketing efforts. The establishment of our US subsidiary and US presence are intended to enable us to better market our products and services and increase advertising revenue, as the United States is one of the largest advertising markets in the world, and due to the perceived need for direct personal relationships in the advertising and marketing industries and the effects of the difference in time zones between Israel and the United States.

        We have an agreement with Alegria Corporation that provides for the licensing of our proprietary software to Alegria for the purpose of marketing and distributing our products in Japan and South Korea. The agreement was renewed non-exclusively, for an additional year in February 2007 and may be terminated by either party at least 90 days prior to the end of the year. The basic Japanese version of our software products and services was launched in December 2003.

Collaborations

        We have licensing and promotion arrangements with Oberon Media Inc. and Yahoo!, for the use of our brand name and marketing of their products and services.

        Under our agreement with Oberon Media Inc., effective since 2004 Oberon Media sells its gaming software through a website using our Incredi brand for the domain name IncrediGames and our website’s graphical external envelop. In addition, we market and promote the IncrediGames’ website, among other things, through a link in our website’s main toolbar. In consideration for our brand and promotional activity, we share the net license fees (as defined in the agreement) Oberon Media receives from end-users in connection with the purchase of its software through the IncrediGames website.

        In June 2006 we signed an agreement with Yahoo! Inc. to offer a co-branded version of the Yahoo! Personals service, launching the new dating service, “IncrediMail Personals provided by Yahoo! Personals”, located at http://incredimail.personals.yahoo.com. We generate revenues through Yahoo! paying us a portion of the revenues generated by this site. The agreement with Yahoo! provides us the right to use Yahoo! Personals as our exclusive dating partner in the U.S. and market Yahoo! Personals under our brand name to our U.S. users.

        In addition, in October 2006 we have signed an agreement with Babylon Ltd., by which, the Company has built into its most recent version of IncrediMail Babylon’s single-click translation and information solutions, available free of charge to all of IncrediMail’s users worldwide. Besides the added value being provided to the Company’s users, these users will will have the option to purchase Babylon 6, a full version to use on any desktop application outside IncrediMail and IncrediMail will receive a portion oof these revenues.

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

        JunkFilter Plus was developed using an anti-spam software development kit developed by Commtouch Ltd. Under our December 2004 agreement with Commtouch, Commtouch granted us a nonexclusive right and license to copy the software development kit and related software and documentation for purposes of further development or modification in connection with the design, development and sale of products that integrate the spam identification and classification services of Commtouch’s Detection Center, and to sell products incorporating such software and documentation. Under the agreement, we pay Commtouch an annual fee for each customer who purchases JunkFilter Plus based on the number of purchasers. The agreement had a one-year initial term, beginning with the commercial launch date of the JunkFilter Plus in July 2005 and was extended for another year, ending July 2007. We may mutually renew the agreement for successive periods of 12 months each but during any renewal period either of us may terminate the agreement upon 90 days’ prior written notice or with shorter notice upon the occurrence of certain events enumerated in the agreement. Commtouch will continue to provide customers with accessibility to its software and our integrated products following termination of the agreement, and the licenses granted to our customers will also survive such termination. The parties are currently discussing amending the current agreement.

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

        Our main competitors among specialized providers of email services offer the following products: Arcsoft Multimedia Email™ 3, LetterMark™ email, FunWeb Products™, Hotbar® and WikMail 2005. In addition, our products also face competition from general email software programs offered to the private market by large Internet and software companies, such as AOL9 and NetscapeMail by America Online, Inc., Eudora® by QUALCOMM Incorporated (Nasdaq: QCOM), Thunderbird 1.5® by Mozilla Foundation and Outlook Express and MSN9 by Microsoft Corporation (Nasdaq: MSFT), some of which may also incorporate certain special features that provide a personalized email experience. Many of the large Internet and software companies offer their email software programs free of charge. Our main competition among providers of wallpapers and screensaver, as does Magentic, offer the following products: webshots.com and screesavers.com, which offer wallpapers and screensavers both free and premium products for a fee. Our main competition in the area of creative instant messenger tools offered by Competition with these products could result in reduced prices and margins, fewer purchases of our products and services, increased research and development costs as well as marketing expenses and loss of market share with regard to our traditional products, or not achieving adequate market share with our new products and those currently being developed.

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

        During 2006, we formed a wholly-owned subsidiary in Delaware, operating out of NY, for marketing and other activities, and formed another wholly owned subsidiary in Israel to acquire the business of our transaction processing provider, operating primarily out of Israel. Except for such subsidiaries, we do not have other subsidiaries.

D.	PROPERTY, PLANTS AND EQUIPMENT

        We lease our facility, located in Tel Aviv, Israel, pursuant to a lease that was entered into during 2006 and expires in 2011, with an option to extend the lease for 2 more years. The lease is for a total area of 1,800 square meters, with an option for a total of 600 additional square meters, at a monthly rent of approximately $12.5 per square meter.

        We own 53 servers that are hosted in a server farm by Bezeq International Ltd., which we refer to herein as Bezeq. Our servers include mainly web servers, application servers, ad servers, mail servers and database servers. Bezeq provides the Internet and related telecommunications services, including hosting and location facilities, needed to operate our website. Bezeq is Israel’s largest provider of such services and is a member of Bezeq Group, Israel’s national telecommunications provider. Bezeq provides these services through standard purchase orders and invoices. We add servers and expand our systems located at their facilities as our operations require. We have no current intention to replace Bezeq or to employ an additional provider for these services. We believe there are many alternative providers of these services both within and outside of Israel.

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

Overview

        We design and market an integrated suite of customized and entertaining email software products for the consumer or home user markets. We believe we are a global technology leader in enriching email interactions by offering users the ability to design highly personalized email presentations. We believe that our innovations in entertaining email technology, along with our large collection of multimedia content for email communication, have made our website one of the top Internet destinations in the world for downloading entertaining email solutions.

        Since we began operations in 2000, we have recorded approximately 75 million registered downloads of our free product in more than 100 countries, and since January 1, 2003, we have recorded an average of more than 1.2 million registered downloads each month. As of December 31, 2006, we had 10.2 million active users, and currently, our users send over 330 million IncrediMail emails each month. We define an “active” user as any user who has performed any activity using any IncrediMail product or service, including opening or sending emails using IncrediMail, downloading content or updating the product, in the 90 days prior to the measurement date. Our users typically use our products for as long as three years. Through December 31, 2006, we have sold over one million products and content licenses worldwide to our registered users. We believe our historical track record of converting registered users to purchasing customers represents a convincing validation of our business strategy.

        Prices and license fees for our products vary based on market, length of license period and whether the products are offered together. Our prices and fees range from less than $10 to about $60.

Revenues

        We generate our revenues primarily from five major sources; (i) software licensing, mainly IncrediMail Premium, our email software, and its complimentary products, (ii) content licensing of The Gold Gallery, our content database, (iii) JunkFilter Plus service, our anti-spam solution, (iv) advertising, from keyword search, advertising in our email client, our content database and on our website, and (v) collaboration arrangements with two websites operators who use our Incredi brand name and to whom we refer users, IncrediGames.com, an online computer games site, and IncrediMailPersonals.com, an online dating service. The following table shows our revenues by category (in thousands):

	Year Ended December 31,
	2004	2005	2006

Software	$4,647	$4,104	$3,494
Content licensing	373	1,665	2,463
Anti-spam solution	-	191	1,828
Advertising	523	658	2,368
Collaboration	665	784	698

Total revenues, net	$6,208	$7,402	$10,851

Cost of Revenues

        Our cost of revenues consists primarily of salaries and related expenses and licenses, as well as payments for content and server maintenance.

Research and Development Expenses

        Our research and development expenses consist primarily of salaries and other personnel-related expenses for employees primarily engaged in research and development activities. We expect our research and development expenditures to continue and increase significantly as we continue to devote resources to research and develop new products.

Selling and Marketing Expenses

        Our selling and marketing expenses consist of salaries and other personnel-related expenses for employees primarily engaged in marketing activities, payments to our PR firm, credit card commissions, fees to our payment gateway providers that provide secure Internet payment processes, and salaries and related expenses for those engaged in the sales and marketing of our products. Credit card commissions vary between 1.9% and 3.3% based on the credit card, currency of payment and location of clearing agency. Payment gateway fees are fixed fees to a payment gateway provider that aggregate approximately $60,000 per quarter. We expect our selling and marketing expenses to continue and increase significantly as a result of expansion of our marketing efforts.

General and Administrative Expenses

        Our general and administrative expenses consist primarily of salaries and other personnel-related expenses for executive, accounting and administrative personnel, professional fees and other general corporate expenses. We expect our general and administrative expenses to continue to increase as a result of our continuing growth.

Financial Income, net

        Financial income consists primarily of interest on our investments and exchange rate differences.

Income Tax Expense (Benefit)

        In 2001, 2003 and 2006, we were granted the status of “Approved Enterprise” with respect to three separate investment programs, entitling us to a tax exemption for a period of two years and to a reduced tax rate of 10%-25% for an additional period of five to eight years (depending on the level of foreign investment in our company). The “Approved Enterprise” status allows for 0% corporate tax for a limited period of time on undistributed profits generated from operations, and preferential taxation of the distributed portion, requiring regular Israeli corporate tax on income generated from other sources. We have received approval for continued “Approved Enterprise” status through 2008. See “Israeli Taxation–Law for the Encouragement of Capital Investments, 1959” for more information about these programs.

Stock-Based Compensation

        Valuation. On January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123(R)”) which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees and directors. SFAS 123(R) supersedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), for periods beginning in fiscal year 2006. The Company adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard starting from January 1, 2006, the first day of the Company’s fiscal year 2006. Under that transition method, compensation cost recognized in the year ended December 31, 2006, includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R). Results for prior periods have not been restated. As of December 31, 2006, the total compensation cost, related to options granted to employees, not yet recognized, amounted to $1.1 million. This cost is expected to be recognized over a weighted period of 1.3 years. Our stock-based compensation to employees was allocated as follows (in thousands):

	Year Ended December 31,
	2004	2005	2006

Cost of revenues	$1	$7	$7
Research and development	14	56	94
Selling and marketing	8	45	53
General and administrative	1	3	371

        Prior to the adoption of SFAS 123(R) we recorded stock-based compensation expenses for financial reporting purposes under the guidance of Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees,” and Financial Accounting Standards Board(“FASB”) Interpretation (“FIN”) No. 44, “Accounting for Certain Transactions Involving Stock Compensation,” in accounting for our employee share option plan. Under APB No. 25, when the exercise price of an employee share option is equivalent to or above the marketprice of the underlying stock on the date of grant, no compensation expense is recognized.

        As discussed more fully in Note 9 to our financial statements, we granted stock options with an exercise price of $1.72 on December 1, 2004 and on July 1, 2005. Also, we determined that as of December 1, 2004 the fair value of our ordinary shares was $4.68 and the intrinsic value (fair value less exercise price) was $2.96; and that as of July 1, 2005, the fair value was $7.00 and the intrinsic value was $5.28. All options granted since our initial public offering in January 2006, were with an exercise price equal to the closing share price on the day of the grant. We recognize the intrinsic value per share as stock-based compensation expense over the applicable vesting period, which equals the service period.

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

        Revenues from licensing The Gold Gallery content database are recognized over the term of the licensing period. We offer one year, two year and lifetime licenses for The Gold Gallery content for a one-time, upfront payment. The different term licenses accounted for 12%, 1% and 9% of our revenues in 2006, respectively. The Gold Gallery may be used only in conjunction with our IncrediMail email software. We have estimated the expected useful life of IncrediMail Premium to be three years as our historical data shows that approximately 90% of purchasers do not use IncrediMail Premium after a three year period. Our estimation of the lifetime usage of The Gold Gallery was based on the similar characteristics of the usage patterns for IncrediMail Premium and The Gold Gallery: (i) The Gold Gallery is a feature that is added to the IncrediMail software and can not be used by itself, (ii) both Incredimail Premium and The Gold Gallery lifetime license are perpetual licenses, (iii) there is high correlation between the percentage of active users of IncrediMail Premium and The Gold Gallery lifetime license both within one year from purchase and two years from purchase, and (iv) the purchase price for The Gold Gallery lifetime license approximates three times the one year license for The Gold Gallery (with an appropriate discount). Therefore, since October 2006 we recognize revenue for The Gold Gallery lifetime license over three years. We continually track usage patterns, and as we gather more user information, we continue to revise this estimated useful life. If the useful life of The Gold Gallery is demonstrated to be shorter or longer than three years, we would recognize revenues earlier or later. Based on our current revenue streams, such an adjustment would not have a significant effect on our revenues.

        Revenues from JunkFilter Plus services are recognized over one year, which is the term of the service period.

        Our deferred revenue consists of the unamortized balance of The Gold Gallery and the JunkFilter Plus license fees, which totaled $4.7 million as of December 31, 2006, of which $3.7 million was classified as short-term deferred revenues and the balance as long-term deferred revenue on our balance sheet.

        Revenues from advertising, whether from keyword search, advertising on our website or in our email client, are recognized when we are entitled to receive the fee. Advertisers are charged and pay monthly, based on the number of clicks generated by users clicking on these ads.

        Collaboration arrangements are established with other websites who use our brand name Incredi and to whom we refer users. Under the agreement the collaborators provide their products and services and manage, host and maintain the websites that provide games or matchmaking services to Internet users, using our Incredi brand for the domain names IncrediGames.com and IncrediMailPersonals.com and our website’s graphical external envelop. We promote these websites, among other things, through promotions on our website and email client. In consideration for our brand and promotional activity, we are entitled to share the net or gross revenues, (as provided in each agreement) generated from these websites, including subscription and advertising fees. Revenues from these collaboration arrangements are recognized when earned and based on reports received from the collaborating party.

Stock-based compensation

        Significant factors, assumptions, and methodologies used in determining fair value. We account for stock-based compensation in accordance with the provisions of SFAS 123R. Under the fair value recognition provisions of SFAS 123R, stock-based compensation cost is estimated at the grant date based on the fair value of the award and is recognized as expense over the requisite service period of the award. Determining the appropriate fair value model and calculating the fair value of stock-based awards, which includes estimates of stock price volatility, forfeiture rates and expected lives, requires judgment that could materially impact our operating results. Prior to our initial public offering, determining the fair value of our ordinary shares requires making complex and subjective judgments. The primary factor we relied upon in December 2004 was the valuation given to the company in two potential acquisition transactions that our board of directors reviewed. In both potential acquisitions, our valuation was essentially agreed upon with the unrelated acquirers although neither transaction progressed further than the negotiating stage. We also used the “income approach” to value our ordinary shares. The income approach utilizes a procedure generally known as the discounted cash flow, or DCF, method of valuation. The value determined by the DCF analysis reflects the operations and cost structure of a company, and it is generally considered the best indicator of value when sufficient projected and historical operating results are available. The income approach involves applying appropriate discount rates to estimate cash flows that are based on expected annual growth rates. Our revenue forecasts for 2005 and 2006 were based on estimates of rate of growth for each source of revenues (i.e., software products, advertising and collaborations) and on expected revenues of new products being developed according to our budget. Our revenue forecasts for later years were based upon expected annual growth rates of each source of revenues ranging from 5% to 35%. We estimated an increase in costs proportional to the increase in revenues and we expected to maintain our margins that are inherent to our industry. The assumptions underlying the estimates also are consistent with our future plans. The risks associated with achieving our forecasts were a factor in selecting the appropriate cost of capital. The cost of capital used was 25% and was determined using the capital asset pricing model, or CAPM, based upon a group of peer companies from the Internet software and services industry. If a different cost of capital had been used, the valuation would have been different.

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

Recent accounting pronouncements

        In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 creates a single model to address uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. In addition, FIN 48 clearly scopes out income taxes from Financial Accounting Standards Board Statement No. 5, “Accounting for Contingencies.” FIN 48 utilizes a two-step approach for evaluating tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) is only addressed if step one has been satisfied (i.e., the position is more-likely-than-not to be sustained). FIN 48 applies to all tax positions related to income taxes subject to Financial Accounting Standards Board Statement No. 109, “Accounting for Income Taxes.” This includes tax positions considered to be “routine” as well as those with a high degree of uncertainty.

        Derecognition of a tax position that was previously recognized would occur when a company subsequently determines that a tax position no longer meets the more-likely-than-not threshold of being sustained. FIN 48 specifically prohibits the use of a valuation allowance as a substitute for derecognition of tax positions. FIN 48 is effective for fiscal years beginning after December 15, 2006. Management is in the process of evaluating the possible impact of the adoption of FIN 48 on its consolidated financial statements.

        In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, “Fair Value Measurements.” This Standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management believes this Standard will not have a material effect on its consolidated financial statements.

        In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”), which permits companies to choose to measure certain financial instruments and other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company will adopt SFAS No. 159 no later than January 1, 2008. The Company has not yet determined the effect that the adoption of SFAS No. 159 will have on its consolidated financial statements.

Results of Operations

        The following table sets forth, for the periods indicated, our statements of operations expressed as a percentage of total revenues (the percentages may not equal 100% because of the effects of rounding):

	Year Ended December 31,
	2004	2005	2006

Revenues, net	100%	100%	100%
Cost of revenues	8	8	8

Gross profit	92	92	92
Operating expenses
Research and development costs	21	28	30
Selling and marketing expenses	9	12	16
General and administrative expenses	21	12	25

Total operating expenses	51	52	71

Operating income	41	40	21
Financial income and other, net	1		9

Income before taxes on income	42	40	30
Income tax expense (benefit)	(3)	11	7
Tax expense in respect of dividend paid out of tax exempt income .	-	13	-

Net income	45%	16%	23%

        As shown in the above table, our operations are characterized by high margins, which are attributable mainly to two factors: (i) we do not have manufacturing costs for our products, and (ii) we sell our products and services online and rely primarily on viral marketing. The decrease in our operating margin in 2006 compared to 2005, resulted primarily from our increased investment in R&D, marketing and general and administrative expenses to accommodate our growth. If our revenues increase (as we expect), we expect our operating margins to increase in the long-term, although they may not reach the levels we have experienced in recent years.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

        Revenues. Revenues increased by 47%, from $7.4 million in 2005 to $10.9 million in 2006. The increase in revenues was primarily due to a $2.4 million increase in The Gold Gallery and JunkFilter Plus subscription revenues, which resulted from the completion of the first one-year subscription cycle of our JunkFilter Plus and the subsequent renewals of these subscriptions in 2006, as compared to 2005, when we had revenues for a period of less than six months. In addition, advertising revenues more than doubled, increasing by $1.7 million in 2006 compared to 2005, which increase was primarily a result of revenues from keyword searches as well as increased advertising revenues from our clients and web page. As a result of our marketing strategy, these increases more than offset the $0.6 million decrease in one-time fee sale of our IncrediMail Premium and related products.

        Cost of Revenues. Cost of revenues increased by $0.3 million, from $0.6 million in 2005 to $0.9 million in 2006. The increase was primarily due to a $0.2 million increase in salaries and related expenses, caused by the increase in support and creative staff, as well as a $0.1 million increase in payments for our anti-spam software, as JunkFilter Plus sales increased. As a result, our gross profit margin remained stable at 92% of revenues in both years.

        Research and Development Expenses (“R&D”). R&D increased $1.2 million, from $2.0 million in 2005 to $3.2 million in 2006. The increase was primarily attributable to an increased investment in products introduced in 2006 and those planned for future release in 2007. In 2006 we released Magentic, a desktop enhancing solution, currently providing wallpapers and screensavers. As of February 2007, although less than a year since release, Magentic has drawn over 1.9 million registered users. In addition, we are working on additional languages for our products, focusing on Chinese (2 dialects) and Japanese, and a product adapting our creative content to the instant messenger environment. These initiatives, together with our ongoing effort to continuously improve our existing suite of products, are expected to cause our R&D expenses to further increase in 2007. As a percentage of revenues, R&D increased from 28% in 2005 to 30% in 2006. We are committed to constantly keep our pipeline of products in development full.

        Selling and Marketing Expenses. Selling and marketing expenses increased by $0.9 million, from $0.9 million in 2005 to $1.8 million in 2006. The increase in selling and marketing expenses was primarily attributable to increased staffing of our marketing department of $0.4 million, creating and staffing our NY office, costing $0.3 million in 2006, and advertising costs which increased $0.2 million. As a percentage of revenues, sales and marketing expenses increased from 12% in 2005 to 16% in 2006. We intend to further invest and enhance our marketing efforts, through both internet marketing as well as traditional marketing. These efforts are aimed at strengthening our brand and further increasing advertising sales, and as a result increasing the conversion rate of users buying our products.

        General and Administrative Expenses (“G&A”). G&A increased by $1.8 million, from $0.9 million in 2005 to $2.7 million in 2006. This increase was caused primarily due to by increased staffing to accommodate the Company’s growth and its becoming a public company (which included recruiting a new CFO and enhancing the Company’s finance department); as well as a $0.5 million increase in costs of investor relations and professional fees as required by a public company. Finally, the Company incurred a $0.4 million expense incurred by stock based compensation in accordance with FASB 123(R). As a percentage of revenues, G&A increased from 12% in 2005 to 25% in 2006.

        Financial Income. Financial income increased from a negligible expense in 2005 to $1.0 million income in 2006. The increase was primarily due to $1.1 million interest income and net return on our investments, partially offset by a $0.1 million expense due to exchange rate differences. Our current policy for investing our cash reserves is debentures rated at BBB and higher, dollar denominated or linked.

        Income before Tax. Income before tax increased 11%, from $2.9 million in 2005 to $3.3 million in 2006. The increase was primarily attributable to growth in revenues and financial income without a corresponding growth in expenses.

        Income Tax. Income tax in 2006 was $0.8 million, similar to 2005, with an effective tax rate of 24%, compared to 29% in 2005. The reduction in the effective tax rate was primarily due to significant growth in revenues, causing a higher percentage of income to be taxed at a lower rate. In 2005 we recorded a one-time tax expense in the amount of $0.9 million in respect of a dividend paid out of tax-exempt income that was declared and paid in July 2005. Under Israeli tax law, tax-exempt income that is distributed becomes taxable upon distribution at the corporate tax rate applicable to such income (currently 25% of the gross distributed amount). As a result of our including virtually all our revenues in the “Approved Enterprise” program, we reduced our current tax rate and recorded a tax credit for prior years of $0.1 million.

        Net Income. Net income more than doubled, increasing from $1.1 million in 2005 to $2.5 million in 2006, primarily due to the $3.2 million increase in gross profits, $1.0 million decrease in tax expenses and $1.0 million increase in financial income, partially offset by a $3.8 million increase in operating expenses as described above.

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

        General and Administrative Expenses (“G&A”). G&A decreased $0.4 million, from $1.3 million in 2004 to $0.9 million in 2005, which decrease was primarily due to the non-recurrence of a one time expense in the fourth quarter of 2004, due to expensing $0.5 million of previously deferred issuance costs, partially offset by increased salary and related expenses. As a percentage of revenues, G&A decreased from 20% in 2004 to 12% in 2005.

        Income before Tax. Income before tax increased 11%, from $2.6 million in 2004 to $2.9 million in 2005. The increase was primarily attributable to growth in revenues without a corresponding growth in expenses.

        Income Tax. The two years’ tax exemption from the first “Approved Enterprise” program ended on December 31, 2004. As a result, tax expenses increased to $0.8 million in 2005. In addition, we recorded a one-time tax expense in the amount of $0.9 million in respect of a dividend paid out of tax-exempt income that was declared and paid in July 2005. Under Israeli tax law, tax-exempt income that is distributed becomes taxable upon distribution at the corporate tax rate applicable to such income (currently 25% of the gross distributed amount).

        Net Income. Net income decreased from $2.8 million in 2004, to $1.1 million in 2005, primarily due to the $1.9 million increase in tax expenses, of which $0.9 million resulted from a dividend distribution. This was partially offset by the increase in net income before taxes as described above.

B.	LIQUIDITY AND CAPITAL RESOURCES

        From inception until consummation of our initial public offering we funded our operations principally from private placements of ordinary and preferred shares that resulted in aggregate net proceeds of approximately $3.3 million and cash flow from operations. We received net proceeds of $16.8 million from our initial public offering, consummated in February 2006.

        As of December 31, 2006, we had working capital of $21.6 million, and our primary source of liquidity was $25.7 million in cash, cash equivalents and marketable securities. As of December 31, 2005, we had working capital of $3.0 million and our primary source of liquidity was $4.9 million in cash, cash equivalents and marketable securities. The increase in working capital and cash, cash equivalents and marketable securities was primarily due to the net proceeds of $16.8 million received in our initial public offering.

        We believe that our cash balances and cash generated from operations and the proceeds of that offering will be sufficient to meet our anticipated cash requirements for at least the next 12 months.

        Net Cash Provided By Operating Activities. Net cash provided by operating activities was $2.9 million, $4.3 million and $5.2 million for 2004, 2005 and 2006, respectively. The change in net cash provided by operating activities reflects the growth in revenues, including those deferred in 2005 and 2006.

        Net Cash provided By (Used In) Investing Activities. Net cash provided by (used in) investing activities was $0.3 million, $(1.4) million and $(16.1) million in 2004, 2005 and 2006, respectively, resulting mainly from short-term and long-term investment of cash and capital expenditures. Capital expenditures consisted primarily of leasehold improvements and purchase of computer hardware and software.

        Net Cash Provided by (Used In) Financing Activities. Net cash provided by (used in) financing activities was $(1.1) million in 2004, ($4.8) million in 2005 (resulting from the payment of dividends to our shareholders) and $16.8 million in 2006, resulting from issuance of shares in our initial public offering in January 2006.

C.	RESEARCH, DEVELOPMENT, PATENTS AND LICENSES, ETC.

        Our research and development activities are conducted internally by our Chief Technology Officer and a 58-person research and development staff. Our research and development efforts are focused on the development of new products and upgraded software and new features for existing products. Included in the new products is Magentic, a desktop enhancing solution, currently providing wallpapers and screensavers, which we released in April 2006. In addition, we are developing a product adapting our creative content to the instant messenger environment. Amongst the new features for existing products, we are working on additional languages for our products, focusing on Chinese (2 dialects) and Japanese.

        Our research and development expenditures were $1.3 million, $2.0 million and $3.2 million, in the years ended December 31, 2004, 2005 and 2006, respectively. We intend to continue our investment in product development and as a result we expect our expenditures on research and development to further increase as we develop additional products.

D.	TREND INFORMATION

        Sales. Total sales have increased by approximately 46% in 2006, as compared to an average increase of 20% in the previous three years. In addition, deferred revenues have also grown 44% from $3.3 million as of December 31, 2005 to $4.7 million as of December 31, 2006. The increase in sales was due to the rapid increase in advertising revenues, particularly those stemming from keyword search, coupled with significant growth in subscription revenues, particularly the JunkFilter Plus subscription, which completed its first one-year subscription cycle in 2006 and is enjoying very high renewal rates. We believe that the potential for growth in advertising sales is much greater than product sales and that both advertising and subscriptions are more lucrative than one-time fee sales. Therefore, we intend to continue emphasizing our marketing efforts on advertising revenues and subscriptions, even if to a certain extent at the expense of one-time fee sales, and we expect future growth to come primarily from these areas and advertising revenues to comprise a majority of our sales in the future. These two revenue streams are less seasonal than one-time fees and we therefore expect that our total revenues will be less seasonal than in previous years.

        R&D. R&D expenses have increased over the last few years and particularly in 2006. We expect this trend to continue as we devote increasing resources to research and develop new products, as well as further enhancing and improving our existing products.

        Sales and Marketing Expenses. Our sales and marketing expenses have increased as a percentage of sales in 2006. We expect this trend to continue at an even greater pace in 2007. The increase in 2006 was a result of increasing the marketing staff in Israel as well as establishing and staffing our NY office. In 2007, we expect to be effected by these increases. In addition, we expect to invest even greater sums in internet and traditional marketing.

        General and Administrative expenses. G&A has increased over the last few years, particularly in 2006, and we expect this trend to continue. These increases included increased professional staffing and fees that will have their full effect in 2007. In addition, towards the end of 2006, the Company moved its headquarters to a much larger facility in order to accommodate our extensive growth. This too had a limited affect on our 2006 results and will have full effect in 2007.

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

        The following table summarizes our contractual commitments as of December 31, 2006 and the effect those commitments are expected to have on our liquidity and cash flow in future periods:

		Payments Due by Period
Contractual Commitments	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)

Accrued severance pay	$853	$-	$-	$-	$853
Operating leases	$2,089	$447	$821	$821	$-

Total	$2,942	$447	$821	$821	$853

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

        The following table sets forth information regarding our executive officers and directors as of the date of this annual report:

Name	Age	Position

Yaron Adler	36	Chief Executive Officer and Director
Ofer Adler	36	Chief Product Officer and Director
Gil Pry-Dvash	38	Chief Technology Officer
Yacov Kaufman	49	Chief Financial Officer
Jeff Holzmann	32	Executive Vice President - Delaware subsidiary
Dan Blumenfeld	33	Vice President - Marketing
Tamar Gottlieb*	50	Director and Chairperson of the Board
Yair M. Zadik*	50	Director
Gittit Guberman	51	Director
Elisabeth DeMarse*	51	External Director
James H. Lee*	40	External Director

* “Independent”for Nasdaq Stock Market purposes.

        Yaron Adler and Ofer Adler are cousins. There are no other familial relationships among our executive officers and directors. Yair M. Zadik was initially appointed to the board by our founders, Yaron Adler and Ofer Adler, pursuant to provisions of the articles of association that were in effect prior to our initial public offering. Tamar Gottlieb and Gittit Guberman were initially appointed to the board by the board of directors, and Elisabeth DeMarse and James H. Lee were elected to serve as our external directors by our shareholders as required by Israeli law. On December 28, 2006, the Company’s shareholders appointed Tamar Gottlieb and Yaron Adler to the board, for a three-year term. No shareholder has special voting rights with respect to the election of directors or otherwise.

        Yaron Adler co-founded IncrediMail in November 1999 and has served as our Chief Executive Officer and a director since our incorporation. He is responsible for our day-to-day operations, business development and the overall management of IncrediMail. In 1999, prior to founding IncrediMail, Mr. Adler consulted Israeli start up companies regarding Internet products, services and technologies. Mr. Adler served as a Product Manager from 1997 to 1999, and as a software engineer from 1994 to 1997, at Tecnomatix Technologies Ltd., a software company that develops and markets production-engineering solutions to complex automated manufacturing lines that fill the gap between product design and production, and which was acquired by UGS Corp. in April 2005. In 1993, Mr. Adler held a software engineer position at Intel Israel. He has a B.A. in computer sciences and economics from Tel-Aviv University.

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

        Gil Pry-Dvash is our Chief Technology Officer and is responsible for the technological design and development of our products and online system. In that capacity he manages our research and development team as well as our quality assurance, information technology and technical support teams. Mr. Pry-Dvash joined us in 2000 and was initially our Vice President – Research and Development. He has been serving as our Chief Technology Officer since June 2003. Prior to joining us, Mr. Pry-Dvash worked for seven years in the research and development division of Tecnomatix Technologies Ltd., a software company that develops and markets production-engineering solutions to complex automated manufacturing lines that fill the gap between product design and production and which was acquired by UGS Corp. in April 2005. He has a B.Sc. in mathematics and computer sciences and an M.B.A from Bar-Ilan University.

        Yacov Kaufman was engaged to serve as our Chief Financial Officer in 2005. From 1996 to November 2005, Mr. Kaufman was the Chief Financial Officer of Data Systems & Software Inc. (OTCBB: DSSI.OB) that, through its subsidiaries, provides software consulting and development services and serves as an authorized dealer and a value-added-reseller of computer hardware. At Data Systems, Mr. Kaufman established and subsequently managed the accounting and financial departments of the company and its subsidiaries. His responsibilities included financial analysis and implementation of procedures for internal control over financial reporting. Mr. Kaufman also served as the comptroller of dsIT Technologies Ltd., a subsidiary of Data Systems since 1986 and as its Chief Financial Officer since 1990. From 1993 to 1999, Mr. Kaufman served as a director of Tower Semiconductor Ltd. (Nasdaq: TSEM), an integrated circuits manufacturer and then subsidiary of Data Systems & Software Inc. Mr. Kaufman is an Israeli Certified Public Accountant and has a B.A. in accounting and economics from the Hebrew University of Jerusalem and an M.B.A. in business finance from Bar-Ilan University.

        Jeff Holzmann was engaged as Executive Vice President and General Manager of IncrediMail USA in April 2006. Prior to joining IncrediMail Mr. Holzmann was the CEO of Genius Technologies, a high tech venture capital fund. Mr. Holzmann also served as the CEO of GREY Interactive in Israel, an interactive advertising agency, as Vice Chairman of the board of M.L.L Software (TASE:MLL), an Israeli publicly traded IT software company, and a director with a venture capital fund at Koor Technologies (NYSE:KOR), an Israeli publicly traded holding company. Mr. Holzmann is a certified systems analyst and holds a B.A in Business Administration and Information Technologies from the Interdisciplinary Center Herzliya.

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

        The aggregate direct compensation we paid to our officers as a group (six persons) for the year ended December 31, 2006 was approximately $1.3 million, which included approximately $0.1 million that was set aside or accrued to provide for pension, retirement, severance or similar benefits. This amount does not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses, and other benefits commonly reimbursed or paid by companies in Israel. We did not pay our officers who also serve as directors any separate compensation for their directorship during 2006, other than reimbursements for travel expenses.

        The aggregate direct compensation we paid to our directors who are not officers for their services as directors as a group (five of the seven directors who served during 2006) for the year ended December 31, 2006 was approximately $107,000. Directors are also reimbursed for expenses incurred in order to attend board or committee meetings.

        As of February 28, 2007, there were outstanding options to purchase 502,000 ordinary shares granted to nine of our directors and officers, at a weighted average exercise price of $6.37 per share. These options were granted under our 2003 employees share option.

        The compensation of our directors who are not officers of our company, including our external directors, was approved by our audit committee, board of directors and shareholders on March 30, 2006. Each such director receives: (i) an annual gross cash compensation of $20,000 (plus V.A.T, if applicable) to be paid in four equal quarterly installments; and (ii) a grant of options, effective March 30, 2006, to purchase 60,000 of our ordinary shares, with the following terms:(a) each option shall be exercisable for one ordinary share at an exercise price of $7.86 (the closing price of our ordinary shares on March 30, 2006, the date of grant of the options, as reported by the Nasdaq Capital Market); (b) the options shall vest as follows: (1) 24,000 options shall vest on March 30, 2007, (2) 18,000 options shall vest on March 30, 2008, and (3) 18,000 options shall vest on March 30, 2009; and (c) any and all other terms and conditions pertaining to the grant of the options shall be in accordance with, and subject to, the “2003 Israeli Share Option Plan” adopted by IncrediMail in 2003 and our standard Option Agreement executed by each director and by IncrediMail promptly after the date of grant. See “Item 6.E Share Ownership – Employee Benefit Plans – The 2003 Plan” below.

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

        Our board of directors consists of seven directors, two of whom qualify as “external directors” for Israeli law purposes and four of whom, we believe, qualify as “independent” for Nasdaq Stock Market Purposes. Other than external directors, who are subject to special election requirements under Israeli law, our directors are elected in three staggered classes by the vote of a majority of the ordinary shares present and entitled to vote at meetings of our shareholders at which directors are elected. The members of only one staggered class will be elected at each annual meeting for a three-year term, so that the regular term of only one class of directors expires annually. At our annual general meeting held in 2006, the term of the first class, consisting of Tamar Gottlieb and Yaron Adler, expired, and they were re-elected at that meeting for a three-year term. At our annual general meeting to be held in 2007, the term of the second class, consisting of Ofer Adler and Yair M. Zadik, will expire and the directors elected at that meeting will be elected for a three-year term. At our annual general meeting to be held in 2008, the term of the third class, consisting of Gittit Guberman, will expire and the director elected at that meeting will be elected for a three-year term. The external directors will not be assigned a class and will serve in accordance with Israeli law.

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

        There is no limitation on the number of terms that a director may serve. As described below, external directors may serve two terms of three years each and, subject o certain conditions, an unlimited number of subsequent three-year terms.

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

        An amendment to the Companies Law in January 2006 provides that a person may be appointed as an external director if he or she has professional qualifications or if he or she has accounting and financial expertise. In addition, at least one of the external directors must have accounting and financial expertise. A person may not serve as an external director if at the date of his or her appointment or within the prior two years, that person, or his or her relatives, partners, employers or entities under his or her control, have or had any affiliation with us or any entity or person controlling us at the time of appointment or an entity that is controlled, at the time of appointment or the prior two years, by us or by the person or entity controlling us. Under the Companies Law, “affiliation” is defined in this context to include an employment relationship, a business or professional relationship maintained on a regular basis, control or service as an office holder. However, the service of a director who was appointed for the purpose of being an external director in a company that intends to first offer its shares to the public is not considered a prohibited affiliation. An office holder is defined in the Companies Law as any director, general manager, chief business manager, deputy general manager, vice general manager, other manager directly subordinate to the general manager or any other person assuming the responsibilities of any of these positions regardless of that person’s title.

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

        The Companies Law provides for an initial three-year term for an external director, which may be extended for one additional three-year term. Thereafter, he or she may be reelected by our shareholders for additional periods of up to three years each, in each case provided that the audit committee and the board of directors confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period(s) is beneficial to the company. External directors may be removed only:

—	by a court, and then only if

–	the external directors cease to meet the statutory qualifications for their appointment;

–	they violate their duty of loyalty to the company;

–	the director is unable to perform his or her post on a regular basis; or

–	during his or her tenure, the director was convicted in a court outside of the State of Israel on accounts of bribery, deceit, offenses by managers of a corporate body or offenses involving misuse of inside information; or

—	If the board of directors determines that the external director has ceased to meet the statutory qualification for appointment or that the external director has violated his or her duty of loyalty to the company, the board shall call a general meeting of the shareholders and any such external director may be removed for such reason(s) by a resolution of the general meeting approved by the same special majority as required for such external director’s election.

        In the event of a vacancy created by an external director, our board of directors is required under the Companies Law to call a shareholders’ meeting to appoint a new external director as soon as practicable.

        External directors may be compensated only in accordance with regulations adopted under the Companies Law. The regulations provide three alternatives for cash compensation to external directors: a fixed amount determined by the regulations, an amount within a range set in the regulations, or an amount that shall not be lower than the compensation received by another director nor higher than the average compensation to other directors. “Another” or “other” directors are defined in the applicable regulations as directors of the company that are not external directors and who are not (1) controlling shareholders of the company or (2) employees or service providers of the company on a regular basis or (3) serving at, or providing services on a regular basis, to a company that controls the company or to a company that is under common control with the company or (4) directors who do not receive compensation from the company. A company also may issue shares or options to an external director at an amount not lower than that received by another director (as defined in the applicable regulations) nor higher than the average amount granted to other directors (as defined in the applicable regulations). Cash compensation at the fixed amount determined by the regulations does not require shareholder approval. Compensation determined in any other manner requires the approval of the company’s audit committee, board of directors and shareholders, in that order. Compensation of external directors must be determined prior to their consent to serve as external directors.

Nasdaq Market Governance Requirements for Foreign Private Issuers

        Assuming that we maintain our status as a foreign private issuer, under the Nasdaq Market rules, a foreign private issuer may generally follow its home country rules of corporate governance except for certain matters such as composition of the audit committee (as discussed below). For U.S. domestic companies, Nasdaq Capital Market rules specify that the board of directors must contain a majority of independent directors by 12 months from the date of its initial public offering and that the independent directors must have regularly scheduled meetings at which only independent directors are present. Our board contains a majority of independent directors although our independent directors do not meet separately since such meetings are not required by Israeli law. See “Item 10.B Memorandum and Articles of Association – Approval of Related Party Transactions” for a discussion of the requirements of Israeli law regarding special approvals for transactions involving directors, officers or controlling shareholders. Investors are cautioned that there are other Nasdaq governance requirements with which, as a foreign private issuer, we may elect not to comply. If we so elect, we will provide disclosure of any Nasdaq governance requirements we elect not to comply with in accordance with Nasdaq’s disclosure requirements, as may be in effect from time to time.

Committees of the Board of Directors

        Our board of directors has established an audit committee, a compensation committee and a nominating and governance committee.

Audit Committee

        Our audit committee is comprised of Elisabeth DeMarse, James H. Lee, Yair M. Zadik and Gittit Guberman and operates pursuant to a written charter.

        Under the listing requirements of the Nasdaq Stock Market, a foreign private issuer is required to maintain an audit committee that has certain responsibilities and authority (such as being directly responsible for the appointment, compensation, retention and oversight of the work of the issuer’s public accountants), and whose members meet the independence requirements under the Exchange Act.

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

        The composition and functions of the audit committee meet the requirements of the Companies Law, the Sarbanes-Oxley Act of 2002 and the Nasdaq Stock Market rules as they apply to foreign private issuers. Gittit Guberman, who is a member of our audit committee, has served as a consultant in the capacity of our Chief Financial Officer and has participated in the preparation of our financial statements during the past three years. Therefore, our audit committee does not meet the requirements of the Nasdaq Stock Market rules as they apply to domestic issuers.

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

Compensation Committee

        Our compensation committee is comprised of James H. Lee, Tamar Gottlieb and Yair M. Zadik, and operates pursuant to a written charter. The composition and functions of the compensation committee meet the requirements of the Nasdaq Stock Market rules for U.S. domestic issuers, with which we comply voluntarily. The compensation committee will make recommendations to the board of directors regarding the issuance of employee share options under our share option and benefit plans and will determine salaries and bonuses for our chief executive officer and our other executive officers and incentive compensation for our other employees.

Nominating and Governance Committee

        Our nominating and governance committee is comprised of Tamar Gottlieb and Yair M. Zadik, and operates pursuant to a written charter. It is responsible for making recommendations to the board of directors regarding candidates for directorships and the size and composition of the board. In addition, the committee is responsible for overseeing our corporate governance guidelines and reporting and making recommendations to the board concerning corporate governance matters. The composition and function of our nominating and governance committee meet the requirements of the rules of the Nasdaq Stock Market for U.S. domestic issuers, with which we comply voluntarily.

Internal Auditor

        Under the Companies Law, the board of directors of a public company must appoint an internal auditor nominated by the audit committee. The role of the internal auditor is to examine whether a company’s actions comply with the law and proper business procedure. The internal auditor may be an employee of the company employed specifically to perform internal audit functions but may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of the company’s independent accounting firm or its representative. The Companies Law defines an interested party as a holder of 5% or more of the shares or voting rights of a company, any person or entity that has the right to nominate or appoint at least one director or the general manager of the company or any person who serves as a director or as the general manager of a company. The internal auditor shall not be terminated without his or her consent, nor shall he or she be suspended from such position unless the board of directors has so resolved after hearing the opinion of the audit committee and after giving him or her opportunity to present his or her case to the board and to the audit committee. In August 2006 the Board of Directors approved the appointment of the firm of Yardeni-Gelfand as internal auditor of the Company.

Employment Agreements

        We have entered into employment agreements, effective February 3, 2006, with our co-founder and Chief Executive Officer, Yaron Adler, and our co-founder and Chief Product Officer, Ofer Adler, to retain their continuing services. The employment agreements do not provide for a specified term and may be terminated by either party upon ninety days’ prior notice, except that the executives may not terminate their agreements prior to the second anniversary of the closing of our initial public offering. Upon termination by us of the employment of either of these executives other than for “cause” (as set forth in the agreements), we are required to continue to pay the terminated executive his salary, benefits and bonus until the end of the 90 day notice period. However, we will have the option to pay the terminated executive a lump sum equal to all amounts due as of the notice date. As required by Israeli law, we will also remit severance payment to the terminated executive in an amount equal to one month’s salary for each year of employment with us following the first year of employment (and a pro rata portion of such monthly salary for each portion of a year of employment following the first year of employment). Such amount of severance payment will be remitted to the executives even if they voluntarily terminate their employment with us. In the event that we terminate the employment of either of Mr. Yaron Adler or Mr. Ofer Adler for “cause,” we will not be required to give prior notice and/or to pay the executive severance payment, except for payment required by Israeli law. In the event that the executive resigns without giving the required notice period, we may deduct from the money that we owe the executive an amount equal to the wages to which he would have been entitled had he worked during the notice period.

        Both Yaron Adler and Ofer Adler have agreed not to compete with us during the term of the agreement and for a period of two years thereafter. The agreements also contain customary confidentiality and intellectual property provisions.

        We have granted Mr. Kaufman options to purchase 57,000 of our ordinary shares at an exercise price per share of $7.5. The options were granted under our 2003 Option Plan and 40% vested on the first anniversary of Mr. Kaufman’s employment with the Company and 30% will vest on each of the next two anniversaries.

        The employment agreement with Mr. Kaufman does not provide for a specified term and may be terminated by either party upon 60 days’ prior notice. Mr. Kaufman will be entitled to a termination payment equal to twice his last month’s salary in the event that his employment is terminated by us other than for “cause” and prior to the second anniversary of his employment with the Company. Upon termination by us of the employment of Mr. Kaufman other than for “cause,” we are required to continue to pay the terminated executive his salary and benefits until the end of the 60 day notice period. However, we will have the option to pay the terminated executive a lump sum equal to all amounts due as of the notice date. As required by Israeli law, we will also remit severance payment to the terminated executive in an amount equal to one month’s salary for each year of employment with us following the first year of employment (and a pro rata portion of such monthly salary for each portion of a year of employment following the first year of employment). Such amount of severance payment will be remitted to the executive even if he voluntarily terminates his employment with us. In the event that we terminate Mr. Kaufman’s employment for “cause,” we will not be required to give prior notice or to pay the executive severance payment, except for payment required by Israeli law. In the event that the executive resigns without giving the required notice period, we may deduct from the money that we owe him an amount equal to the wages to which he would have been entitled had he worked during the notice period.

    Mr. Kaufman has agreed not to compete with us during the term of the agreement and for a period of two years thereafter. The agreement also contains customary confidentiality and intellectual property protection provisions.

        We also have existing employment agreements with our other executive officers. These agreements do not contain any change of control provisions and otherwise contain salary, benefit and non-competition provisions that we believe to be customary in our industry.

D.	EMPLOYEES

        As of December 31, 2006 we had 101 employees, including 97 employees based in Israel and 4 employees based in the US. The breakdown of our employees by department and fiscal period is as follows:

	December 31,
	2004	2005	2006

Management and administration	3	6	9
Support and creative	18	19	25
Research and development	20	30	52
Selling and marketing	2	7	15

Total	43	62	101

        Some provisions of the collective bargaining agreement between the Histadrut, which is the General Federation of Labor in Israel, and the Coordination Bureau of Economic Organizations, including the Industrialist’s Association of Israel, apply to our Israeli employees by virtue of extension orders of the Israeli Ministry of Industry, Trade and Labor. These provisions concern the length of the workday and the work-week, recuperation pay and commuting expenses, compensation for working on the day before and after a holiday and payments to pension funds. Furthermore, these provisions provide that the wages of most of our employees are adjusted automatically. The amount and frequency of these adjustments are modified from time to time. Additionally, pursuant to an expansion order, dated as of May 7, 2006, which applies to the software field we are required to insure all of our employees by a comprehensive pension plan or a senior employees’ insurance according to the terms and the rates detailed in the order. In addition, Israeli law determines minimum wages for workers, minimum paid leave or vacation, sick leave, working hours and days of rest, insurance for work-related accidents, determination of severance pay, the duty to give notice of dismissal or resignation and other conditions of employment. In addition, certain laws prohibit or limit the employer’s ability to dismiss its employees in special circumstances. We have never experienced a work stoppage, and we believe our relations with our employees are good.

        Israeli law generally requires the payment of severance by employers upon the retirement or death of an employee or termination of employment. We currently fund most of our ongoing severance obligations through insurance policies. As of December 31, 2006, our net accrued unfunded severance obligations totaled $0.3 million. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute. These amounts also include payments for national health insurance. The payments to the National Insurance Institute can equal up to approximately 16.0% of wages, of which the employee contributes approximately 10.0% and the employer contributes approximately 6.0%.

E.	SHARE OWNERSHIP

Security Ownership of Directors and Executive Officers

        The following table sets forth information regarding the beneficial ownership of our ordinary shares as of February 28, 2007 by:

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

        Except as indicated in the footnotes to this table, each shareholder in the table has sole voting and investment power for the shares shown as beneficially owned by them. Percentage ownership is based on 9,401,358 ordinary shares outstanding on February 28, 2007.

Name	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Outstanding

Yaron Adler (1)	1,360,933	14.48%
Ofer Adler (2)	1,701,167	18.09%
Gil Pry-Dvash (3)	177,080	1.88%
Yacov Kaufman (4)	22,800	*
Dan Blumenfeld (5)	26,600	*
Tamar Gottlieb (6)	84,800	*
Gittit Guberman (7)	35,400	*
Yair M. Zadik (6)	84,800	*
Elisabeth DeMarse (8)	24,000	*
James H. Lee (8)	24,000	*
All directors and officers as a group (10 persons) (9)	3,541,580	36.84%

* Represents less than one percent

(1)	Excludes an additional 79,800 ordinary shares previously owned directly by a shareholder of the Company, with respect to which such shareholder granted an irrevocable proxy that instructs the proxy holder to vote such ordinary shares in accordance with the vote of Mr. Yaron Adler. The Company has been informed that such shareholder has transferred such 79,800 ordinary shares to cede & Co. The irrevocable proxy provides that it shall terminate upon transfer of the underlying shares to a third party.

(2)	Excludes an additional 100,700 ordinary shares previously owned directly by a shareholder of the Company, with respect to which such shareholder granted an irrevocable proxy that instructs the proxy holder to vote such ordinary shares in accordance with the vote of Mr. Ofer Adler. The Company has been informed that such shareholder has transferred such 100,700 ordinary shares to cede & Co. The irrevocable proxy provides that it shall terminate upon transfer of the underlying shares to a third party.

(3)	Includes options to purchase 30,780 ordinary shares at an exercise price of $1.72 per share, exercisable within 60 days of this Annual Report.

(4)	Represents options to purchase ordinary shares at an exercise price of $7.50 per share, exercisable within 60 days of this Annual Report.

(5)	Represents options to purchase ordinary shares at an exercise price of $1.72 per share, exercisable within 60 days of this Annual Report.

(6)	Includes options to purchase 24,000 ordinary shares at an exercise price of $7.86 per share, exercisable within 60 days of this Annual Report.

(7)	Represents options to purchase 11,400 ordinary shares at an exercise price of $1.72 per share and options to purchase 24,000 ordinary shares at an exercise price of $7.86 per share exercisable within 60 days of this Annual Report.

(8)	Represents options to purchase ordinary shares at an exercise price of $7.86 per share, exercisable within 60 days of this Annual Report.

(9)	Includes options to purchase 211,580 ordinary shares, exercisable within 60 days of this Annual Report. Excludes 79,800 and 100,700 ordinary shares previously owned directly by a shareholder of the Company, with respect to which such shareholder granted an irrevocable proxy that instructs the proxy holder to vote such 79,800 and 100,700 ordinary shares in accordance with the vote of Messrs. Yaron Adler and Ofer Adler, respectively. The Company has been informed that such shareholder has transferred such 180,500 ordinary shares to cede & Co. The irrevocable proxy provides that it shall terminate upon transfer of the underlying shares to a third party.

Employee Benefit Plans

        Our current equity incentive plan was adopted in 2003 under Section 102 of the Israeli Income Tax Ordinance, providing certain tax benefits in connection with share-based compensation. Please also see Note 8 of our financial statements included in this annual report for information on the options issued under our plan.

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

        Our board of directors has the authority to administer the 2003 Plan and to grant options under the plan. However, the compensation committee appointed by the board provides recommendations to the board with respect to the administration of the plan and also has full power, among other things, to alter any restrictions and conditions of the options, accelerate the rights of an optionee to exercise options and determine the exercise price of the options.

        Options granted to date under the 2003 Plan in past vested over three years from the grant date so that 40% vest after 12 months and an additional 30% vest after each 12 months thereafter. Alternatively, these options may vest in 4 equal parts annually. Options under the 2003 Plan prior our initial public offering were generally granted at an exercise price of $1.72 per share. Since the Company’s initial public offering all options are granted with an exercise price equal to the closing market price on the day the grant is approved. See “Item 6.C Board Practices – Employment Agreements” for a description of options granted under the 2003 Plan to our Chief Financial Officer and “Item 6.B Compensation” for a description of options granted under the 2003 Plan to our directors who are not officers of the Company.

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

        The 2003 Plan does not provide for acceleration of the vesting period upon the occurrence of certain corporate transactions. However, the board or compensation committee may provide in individual option agreements that if the options are not substituted or exchanged by a successor company, then the vesting of the options shall accelerate.

        Adjustments to the number of options or exercise price shall not be made in the event of rights offering on outstanding shares.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

        The following table sets forth information regarding the beneficial ownership of our ordinary shares as of February 28, 2007 by each person or group of affiliated persons that we know beneficially owns more than 5% of our outstanding ordinary shares. Other than with respect to our directors and officers, we have relied on public filings with the SEC. Unless otherwise stated herein, each shareholder’s address is c/o IncrediMail Ltd., 4 HaNechoshet Street, Tel Aviv 69710, Israel.

        Beneficial ownership of shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Ordinary shares that are subject to warrants or stock options that are presently exercisable or exercisable within 60 days of a specified date are deemed to be outstanding and beneficially owned by the person holding the stock options or warrants for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage of any other person.

        Except as indicated in the footnotes to this table, each shareholder in the table has sole voting and investment power for the shares shown as beneficially owned by such shareholder. Percentage ownership is based on 9,401,358 ordinary shares outstanding on February 28, 2007. Our major shareholders do not have different voting rights than our other shareholders.

Name	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Outstanding

Yaron Adler (1)	1,360,933	14.48%
Ofer Adler (2)	1,701,167	18.09%
Longview Fund L.P.	819,382	8.72%
600 Montgomery Street, 44th Floor, San Francisco, CA 94111

(1)	Excludes an additional 79,800 ordinary shares previously owned directly by a shareholder of the Company, with respect to which such shareholder granted an irrevocable proxy that instructs the proxy holder to vote such ordinary shares in accordance with the vote of Mr. Yaron Adler. The Company has been informed that such shareholder has transferred such 79,800 ordinary shares to cede & Co. The irrevocable proxy provides that it shall terminate upon transfer of the underlying shares to a third party.

(2)	Excludes an additional 100,700 ordinary shares previously owned directly by a shareholder of the Company, with respect to which such shareholder granted an irrevocable proxy that instructs the proxy holder to vote such ordinary shares in accordance with the vote of Mr. Ofer Adler. The Company has been informed that such shareholder has transferred such 100,700 ordinary shares to cede & Co. The irrevocable proxy provides that it shall terminate upon transfer of the underlying shares to a third party.

        To our knowledge, as of February 28, 2007, we had 15* stockholders of record of which 5* were registered with addresses in the United States. These United States holders were, as of such date, the holders of record of approximately 33.3%* of our outstanding shares.

* Includes the Depository Trust Company

B.	RELATED PARTY TRANSACTIONS

Registration Rights

        On February 3, 2006, we issued Maxim Group, the lead underwriter of our initial public offering, a purchase option to purchase 175,000 ordinary shares. The purchase option is exercisable at an exercise price of $9.375 per share (125% of the initial public offering price per share) commencing one year from its date of grant and expiring five years from the date of grant. The purchase option and the ordinary shares underlying the purchase option may not be sold or otherwise transferred for a period of one year from the date of grant. The purchase option grants to holders certain demand and “piggy back” rights for five years from the grant date with respect to the registration under the Securities Act of the ordinary shares issuable upon exercise of the purchase option. We will bear the fees and expenses attendant to one demand registration and any piggyback registration right and the holders will bear the fees and expenses attendant to one additional demand registration, other than in all cases, that underwriting commissions will be paid by the holders themselves.

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

        Our audited consolidated financial statements for the year ended December 31, 2006 are included in this annual report pursuant to Item 18.

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

        Since the date of our audited financial statements included elsewhere in this report, there have not been any significant changes.

ITEM 9.	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

        Our ordinary shares have been quoted on the Nasdaq Capital Market since January 31, 2006 under the symbol “MAIL.”

        The following table sets forth, for the periods indicated, the high and low sales prices of our ordinary shares as reported by the Nasdaq Capital Market.

	Price per ordinary share
	high	low

Fiscal year:
2006	$9.88	$3.73
Fiscal quarters:
First quarter of 2006	$9.88	$7.57
Second quarter of 2006	$8.78	$4.47
Third quarter of 2006	$6.19	$3.73
Fourth quarter of 2006	$8.76	$5.91
First quarter of 2007	$8.40	$6.35
Fiscal months:
September 2006	$6.19	$5.00
October 2006	$7.32	$5.91
November 2006	$7.22	$7.06
December 2006	$8.76	$7.66
January 2007	$8.40	$6.35
February 2007	$7.33	$6.38
Market price on first trading day of each of the following months:
September 2006	$5.29	$5.09
October 2006	$6.35	$5.91
November 2006	$7.22	$7.06
December 2006	$7.95	$7.66
January 2007	$8.40	$8.00
February 2007	$6.79	$6.38

On March 12, 2007, the last practicable business day prior to the date of filing of this annual report, the closing price of the shares on the Nasdaq Capital Market was $7.85.

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

will be deemed adopted if approved by the holders of a majority of the voting power represented at a shareholders’ meeting, in person or by proxy, and voting on that resolution. Except as set forth in the following sentence none of these actions require the approval of a special majority. Amendments to our articles of association relating to the election and vacation of office of directors, the composition and size of the board of directors and the insurance, indemnification and release in advance of the company’s office holders with respect to certain liabilities incurred by them require the approval at a general meeting of shareholders holding more than two-thirds of the voting power of the issued and outstanding share capital of the company.

Notices

        Under the Companies Law, shareholders’ meetings generally require prior notice of at least 35 days.

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

        Compensation. Under the Companies Law, all compensation arrangements for office holders who are not directors require approval of the board of directors, unless the articles of association provide otherwise. Our compensation committee will be required to approve the compensation of all office holders. Arrangements regarding the compensation of directors (including officers who are also directors) require audit committee, board and shareholder approval, in such order.

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

        Our Software Product Licensing and Software Game Distribution and Promotion Agreement with Oberon Media Inc., dated January 7, 2004 and our agreement dated June 7, 2006 with Yahoo! are described under “Item 4.B Business Overview – Collaborations.” Our OEM Agreement with Commtouch Ltd., effective December 7, 2004 and renewed on July 15, 2006, is described under “Item 4.B Business Overview – Intellectual Property.” The purchase option granted to the lead underwriter of our initial public offering, are described under “Item 7.B Related Party Transactions – Registration Rights.” The employment agreements with our principal officers are described under “Item 6.C Board Practices – Employment Agreements.”

        In April 2000, holders of our preferred shares were granted “piggyback” registration rights with respect to ordinary shares issued upon conversion of their preferred shares. We are obligated to notify these holders of any registration statement that we plan to file (except for registration statements relating to employee benefit plans or under Rule 145 of the Securities Act) and, if requested, to include their shares in the registration statement. If the registration is for an underwritten offering of our ordinary shares, and the managing underwriter determines that marketing factors require a limitation of the number of shares to be underwritten, then the ordinary shares to be included in that underwritten offering shall be apportioned first to us. In addition, our board of directors has the right not to permit registration of our shareholders’ shares if it determines in good faith that the registration would be detrimental to us. Subsequent to a registration in which a shareholder entitled to the above registration rights could have participated, the registration rights shall expire as to this shareholder when he, she or it has sold in the aggregate not less than 90% of the shares with respect to which the shareholder was entitled to these registration rights. Substantially all of our shareholders waived their rights, or we otherwise effectively precluded our shareholders’ rights, to participate in our initial public offering consummated in February 2006, except to the extent of their participation, if any, in the underwriters’ over-allotment option.

        The collaboration agreement with Babylon Ltd., is described in “Item 4.B Business Overview – Collaborations.” The acquisition of the transaction processing business is described in “Item 4.B Business Overview – Acquisitions.”

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

General Corporate Tax Structure in Israel

        Israeli companies are generally subject to corporate tax at the rate of 31% of their taxable income in 2006. The rate was 34% for 2005, and is scheduled to decline to 29% in 2007, 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter. However, the effective tax rate payable by a company that derives income from an approved enterprise (as discussed below) may be considerably less. As of January 1, 2006, real capital gains derived after January 1, 2003 (other than gains derived from the sale of listed securities that are taxed at the prevailing corporate tax rates) are generally subject to tax at a rate of 25%. In March 2006, a new program was approved, to begin in 2007, or in 2008.

Special Provisions Relating to Taxation under Inflationary Conditions

        The Income Tax Law (Inflationary Adjustments), 1985, or the Inflationary Adjustments Law, represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is highly complex. Until December 31, 2005 we measured our Israeli taxable income in accordance with this law, but from January 1, 2006 we have elected to measure our Israeli taxable income in relation to changes in the U.S. dollar/NIS exchange rate rather than the Israeli inflation index. We were permitted to make such a change pursuant to regulations published by the Israeli Minister of Finance, which provide the conditions for so doing. A company that elects to measure its results for tax purposes based on the U.S. dollar/NIS exchange rate cannot change that election for a period of three years following the election. We believe that we meet the necessary conditions and as such, continue to measure our results for tax purposes based on the U.S. dollar/NIS exchange rate.

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

        Currently we have three Approved Enterprise Programs under the Investment Law, which entitle us to certain tax benefits. The Approved Enterprise Programs granted to us are defined in the Investment Law as Alternative Benefits Programs, which allow for a two years exemption for undistributed income and reduced company tax rate of between 10% and 25% for the following five to eight years, depending on the extent of foreign (non-Israeli) investment in us during the relevant year. The tax rate will be 20% if the foreign investment level is more than 49% but less than 74%, 15% if the foreign investment level is more than 74% but less than 90%, and 10% if the foreign investment level is 90% or more. The lowest level of foreign investment during a particular year will be used to determine the relevant tax rate for that year. The period in which we receive these tax benefits may not extend beyond 14 years from the year in which approval was granted and 12 years from the year in which operations or production by the enterprise began.

        A company that has elected to participate in the alternative benefits program and that subsequently pays a dividend out of the income derived from the Approved Enterprise during the tax exemption period will be subject to corporate tax in respect of the amount distributed at the rate that would have been applicable had the company not elected the alternative benefits program (generally 10% to 25%, depending on the foreign (non-Israeli) investment in it). In addition, such company is required to withhold tax at source from the dividend amount.

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

        Income derived from sources other than “Approved Enterprise” programs during the benefit period will be subject to tax at the regular corporate tax rate.

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

        The amended Investment Law specifies certain conditions that a privileged enterprise has to comply with in order to be entitled to benefits. These conditions include among others:

—	that the privileged enterprise's revenues during the applicable tax year from any single market (i.e. country or a separate customs territory) do not exceed 75% of the privileged enterprise's aggregate revenues during such year; or

—	that 25% or more of the privileged enterprise’s revenues during the applicable tax year are generated from sales into a single market (i.e. country or a separate customs territory) with a population of at least 12 million residents.

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

Tax benefits under the 2005 Amendment

        A recent Amendment to the Investment Law, effective as of April 1, 2005 has significantly changed the provisions of the Investment Law. The amendment includes revisions to the criteria for investments qualified to receive tax benefits as an Approved Enterprise. The amendment applies to new investment programs and investment programs commencing after 2004, and does not apply to investment programs approved prior to December 31, 2004, and therefore to benefits included in any certificate of approval that was granted before the Amendment came into effect, which will remain subject to the provisions of the Investment Law as they were on the date of such approval.

        However, a company that was granted benefits according to section 51 of the Investment Law (prior the amendment) would not be allowed to choose new tax year as a Year of Election (as describe below) under the new amendment, for a period of 3 years from the company’s previous Year of Commencement under the old investment law.

        This amendment simplifies the approval process for the approved enterprise. According to the amendment, only approved enterprises receiving cash grants require the approval of the Investment Center. The Investment Center will be entitled to approve such programs only until December 31, 2007.

        As a result of the Amendment, it is no longer necessary for a company to acquire Approved Enterprise status in order to receive the tax benefits previously available under the Alternative Route, and therefore such companies need not apply to the Investment Center for this purpose. Rather, a company may claim the tax benefits offered by the Investment Law directly in its tax returns or by notifying the Israeli Tax Authority within 12 months of the end of that year, provided that its facilities meet the criteria for tax benefits set out by the Amendment (the “Benefited Enterprise”). Companies are also granted a right to approach the Israeli Tax Authority for a pre-ruling regarding their eligibility for benefits under the Amendment. The Amendment includes provisions attempting to ensure that a company will not enjoy both Government grants and tax benefits for the same investment program.

        Tax benefits are available under the Amendment to production facilities (or other eligible facilities), which are generally required to derive more than 25% of their business income from export. In order to receive the tax benefits, the Amendment states that the company must make an investment in the Benefited Enterprise exceeding a certain percentage or a minimum amount specified in the Law. Such investment may be made over a period of no more than 3 years ending at the end of the year in which the company requested to have the tax benefits apply to the Benefited Enterprise (the “Year of Election”). Where the company requests to have the tax benefits apply to an expansion of existing facilities, then only the expansion will be considered a Benefited Enterprise and the company’s effective tax rate will be the result of a weighted average of the applicable rates. In this case, the minimum investment required in order to qualify as a Benefited Enterprise is required to exceed a certain percentage or a minimum amount of the company’s production assets at the end of the year before the expansion.

        The duration of tax benefits is subject to a limitation of the earlier of 7 to 10 years from the Commencement Year (Commencement Year defined as the later of: (i) the first tax year in which the Company had derived income for tax purposes from the Beneficiary Enterprise or (ii) the year in which the Company requested to have the tax benefits apply to the Beneficiary Enterprise – Year of Election), or 12 years from the first day of the Year of Election. The tax benefits granted to a Benefited Enterprise are determined, as applicable to its geographic location within Israel, according to one of the following new tax routes, which may be applicable to us:

—	Similar to the currently available alternative route, exemption from corporate tax on undistributed income for a period of two to ten years, depending on the geographic location of the Benefited Enterprise within Israel, and a reduced corporate tax rate of 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in each year. Benefits may be granted for a term of seven to ten years, depending on the level of foreign investment in the company. If the company pays a dividend out of income derived from the Benefited Enterprise during the tax exemption period, such income will be subject to corporate tax at the applicable rate (10%-25%) in respect of the gross amount of the dividend that we may be distributed. The company is required to withhold tax at the source at a rate of 15% from any dividends distributed from income derived from the Benefited Enterprise; and

—	A special tax route, which enables companies owning facilities in certain geographical locations in Israel to pay corporate tax at the rate of 11.5% on income of the Benefited Enterprise. The benefits period is ten years. Upon payment of dividends, the company is required to withhold tax at source at a rate of 15% for Israeli residents and at a rate of 4% for foreign residents.

        Generally, a company that is Abundant in Foreign Investment (owned by at least 74% foreign shareholders and has undertaken to invest a minimum sum of $20M in the Beneficiary Enterprise as defined in the Investments Law) is entitled to an extension of the benefits period by an additional 5 years, depending on the rate of its income that is derived in foreign currency.

        The Amendment changes the definition of “foreign investment” in the Investments Law so that the definition now requires a minimal investment of NIS 5 million by foreign investors. Furthermore, such definition now also includes the purchase of shares of a company from another shareholder, provided that the company’s outstanding and paid-up share capital exceeds NIS 5 million. Such changes to the aforementioned definition will take effect retroactively from 2003.

        The Amendment will apply to approved enterprise programs in which the year of election under the Investments Law is 2004 or later, unless such programs received approval from the Investment Center on or prior to December 31, 2004, in which case the Amendment provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval.

        As a result of the amendment, tax-exempt income generated under the provisions of the Investments Law, as amended, will subject us to taxes upon distribution or liquidation.

        A substantial portion of our taxable operating income is derived from our approved enterprise program and we expect that a substantial portion of any taxable operating income that we may realize in the future will be also derived from such program.

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

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders. Shareholders that are not Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the sale, exchange or disposition of our ordinary shares, provided that (1) such shareholders did not acquire their shares prior to our initial public offering, (2) the shares are listed for trading on a stock exchange in a jurisdiction with which Israel has a treaty, (3) the provisions of the Income Tax Law (inflationary adjustments), 1985 do not apply to such gain, and (4) such gains did not derive from a permanent establishment of such shareholders in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemptions if an Israeli resident (i) has a controlling interest of 25.0% or more in such non-Israeli corporation, or (ii) is the beneficiary of or is entitled to 25.0% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. In certain instances, where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

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

Transfer Pricing

        In accordance with Section 85A of the Israeli Tax Ordinance, if in an international transaction (whereby at least one party is a foreigner or all or part of the income from such transaction is to be taxed abroad as well as in Israel) there is a special relationship between the parties (including but not limited to family relationship or a relationships of control between companies), and due to this relationship the price set for an asset, right, service or credit was determined or other conditions for the transaction were set such that a smaller profit was realized than what would have been expected to be realized from a transaction of this nature, then such transaction shall be reported in accordance with customary market conditions and tax shall be charged accordingly. This section shall apply solely to transactions that transpire after November 29, 2006, at which time regulations with respect to this section were legislated. The assessment of whether a transaction falls under the aforementioned definition shall be implemented in accordance with one of the procedures mentioned in the regulations and is based, among others, on comparisons of characteristics which portray similar transactions in ordinary market conditions, such as profit, the area of activity, nature of the asset, the contractual conditions of the transaction and according to additional terms and conditions specified in the regulations.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

        The following discussion is a description of the material U.S. federal income tax considerations applicable to an investment in the ordinary shares by U.S. Holders who acquire our ordinary shares and hold them as capital assets for U.S. federal income tax purposes. As used in this section, the term “U.S. Holder” means a beneficial owner of an ordinary share who is:

—	an individual citizen or resident of the United States;

—	a corporation created or organized in or under the laws of the United States or of any state of the United States or the District of Columbia;

—	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

—	a trust if the trust has elected validly to be treated as a United States person for U.S. federal income tax purposes or if a U.S. court is able to exercise primary supervision over the trust's administration and one or more United States persons have the authority to control all of the trust's substantial decisions.

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

        This discussion also does not consider the tax treatment of persons or partnerships that hold ordinary shares through a partnership or other pass-through entity or the possible application of United States federal gift or estate tax or alternative minimum tax.

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

        In addition, under current law a U.S. Holder must generally hold his ordinary shares for more than 60 days during the 121 day period beginning 60 days prior to the ex-dividend date and meet other holding period requirements for qualified dividend income.

        Dividends paid by a foreign corporation will not qualify for the reduced rates, if the dividend is paid in a tax year of the recipient beginning after December 31, 2002, however, if such corporation is treated, for the tax year in which the dividend is paid or the preceding tax year, as a “passive foreign investment company” for U.S. federal income tax purposes. We do not believe that we will be classified as a “passive foreign investment company” for U.S. federal income tax purposes for our current taxable year. However, see the discussion under “– Passive Foreign Investment Company Considerations” below.

        Subject to the discussion below under “Information Reporting and Back-up Withholding,” a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on dividends received on ordinary shares unless that income is effectively connected with the conduct by that Non-U.S. Holder of a trade or business in the United States.

Controlled Foreign Corporation Considerations

        If more than 50% of either the voting power of all classes of voting stock or the total value of stock is owned, directly or indirectly, by citizens or residents of the U.S., U.S. domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of which owns 10% or more of the total combined voting power of all classes of stock entitled to vote (“10-Percent Shareholders”), we could be treated as a controlled foreign corporation (“CFC”), for U.S. federal income tax purposes. This classification would, among other consequences, require 10-Percent Shareholders to include in their gross income their pro rata shares of “Subpart F income” (as defined by the Code) and earnings invested in U.S. property (as defined by the Code).

        In addition, gain from the sale or exchange of preferred shares by a U.S. person who is or was a 10-Percent Shareholder at any time during the five-year period ending with the sale or exchange is treated as dividend income to the extent of earnings and profits of the company attributable to the stock sold or exchanged. Under certain circumstances, a corporate shareholder that directly owns 10% or more of voting shares may be entitled to an indirect foreign tax credit for income taxes paid by us in connection with amounts so characterized as dividends under the Code.

        If we are classified as both a passive foreign investment company, as described below, and a CFC, we would generally not be treated as a passive foreign investment company with respect to 10-Percent Shareholders. We believe that we are not and will not become a CFC.

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

        The back-up withholding tax rate is 28%. Back-up withholding and information reporting will not apply to payments made to Non-U. S. Holders if they have provided the required certification that they are not United States persons.

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

        The amount of any back-up withholding may be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that required information is furnished to the IRS.

F.	DIVDENDS AND PAYING AGENTS

        Not applicable.

G.	STATEMENT BY EXPERTS

        Not applicable.

H.	DOCUMENTS ON DISPLAY

        You may request a copy of our U.S. SEC filings, at no cost, by writing or calling us at IncrediMail Ltd., 4 HaNechoshet Street, Tel-Aviv 69710, Israel, Attention: Yacov Kaufman, Telephone: +972-3-644-4737. A copy of each report submitted in accordance with applicable United States law is available for public review at our principal executive offices. In addition, our filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public from the SEC’s website at www.sec.gov.

        A copy of each document (or a translation thereof to the extent not in English) concerning IncrediMail that is referred to in this annual report on Form 20-F, is available for public view (subject to confidential treatment of agreements pursuant to applicable law) at our principal executive offices at IncrediMail Ltd., 4 HaNechoshet Street, Tel-Aviv 69710, Israel.

I.	SUBSIDIARY INFORMATION

        Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        Exchange Rate Risk. A significant portion of our revenues and expenses are in foreign currencies. As a result numerous balances are denominated or linked to these currencies. In 2005, the related foreign currency fluctuation resulted in $105,000 of financial expense and in 2006 resulted in $97,000 financial expense. Both sums are components of the exchange rate differences set forth in Note 10(a) of our financial statements. As of December 31, 2006, our net liability in foreign currencies amounted to approximately $0.8 million.

        In addition, in territories where our prices are based on local currencies, fluctuations in the dollar exchange rate could affect our gross profit margin. We may compensate for such fluctuations by changing product prices accordingly. We also hold a small part of our financial investments in other currencies, mainly New Israeli Shekels and Euro. The dollar value of those investments may decline. A revaluation of 1% of the foreign currencies (i.e. other than U.S. dollar) will affect our income before tax by less than 1% percent.

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

	Year Ended December 31,
	2004	2005	2006

Average rate for period	4.482	4.488	4.457
Rate at year-end	4.308	4.603	4.225

        Towards the end of 2006 we engaged a firm to analyze our exposure to the fluctuation in foreign currency exchange rates and expect to receive their full recommendations in 2007.

        Interest Rate Risk. The primary objective of our investment activities is to preserve principal while maximizing the interest income we receive from our investments, without increasing risk. Our current investment policy is to invest in dollar denominated or linked debentures rated BBB or higher and with an average maturity of no more than 3 years. We are exposed to market risks resulting from changes in interest rates relating primarily to our financial investments in cash, deposits and marketable securities. We do not use derivative financial instruments to limit exposure to interest rate risk. Our interest gains may decline in the future as a result of changes in the financial markets. However, we believe any such potential loss would be immaterial to us.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.     Prior to the closing of our initial public offering in early 2006, all of our outstanding preferred shares were converted into ordinary shares. Our amended articles of association (providing only for ordinary shares and allowing, for example, free transferability of shares) became effective upon the closing of our initial public offering. The material provisions of our articles of association as currently in effect are described under “Item 6.C Board Practices” with respect to our board of directors, and otherwise under “Item 10.B Memorandum and Articles of Association.” Since our initial public offering, no instruments defining the rights of our ordinary shares’ holders have been modified.

E.	USE OF PROCEEDS

        The effective date of our first registration statement, filed on Form F-1 under the Securities Act (File No. 333-129246), relating to the initial public offering of our ordinary shares, was January 30, 2006.

ITEM 15.	CONTROLS AND PROCEDURES

    (a)        Our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2006. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2006, we have in place effective controls and procedures designed to ensure that information disclosed by us in the reports we file or submit under the Exchange Act and the rules thereunder, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

    (d)        During the period covered by this report, no material changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) have occurred that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

        We paid the following fees for the professional services rendered by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, which have served as our independent public accountants for the last two years:

	2005	2006

Audit Fees	$356,334	$191,863
Tax Fees	5,000	35,861

Total	$361,334	$227,544

        Audit fees include audit services, quarterly reviews and audit service rendered in connection with our initial public offering. Tax fees include, corporate tax returns, international tax, VAT advise and tax services related to acquisitions.

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        None.

PART III

ITEM 17.	FINANCIAL STATEMENTS

        Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

        The following financial statements and related auditors’ report are filed as part of this annual report:

Page

Report of Independent Registered Public Accounting Firm	F-2

Balance Sheets as of December 31, 2005 and 2006	F-3 - F-4

Statements of Income for the Years Ended December 31, 2004, 2005 and 2006	F-5

Statements of Changes in Shareholders' Equity (Deficiency)
for the Years Ended December 31, 2004, 2005 and 2006	F-6

Statements of Cash Flows for the Years Ended December 31, 2004, 2005 and 2006	F-7

Notes to Financial Statements	F-9

ITEM 19.	EXHIBITS

No.	Description

1.1	Memorandum of Association of Registrant (1)

1.2	Certificate of Change of Name of Registrant (translated from Hebrew) (1)

1.3	Amended and Restated Articles of Association of Registrant, dated February 3, 2006 (2)

4.1	Piggyback Registration to Investment Agreement dated as of April 16, 2000, by and among the Registrant, the Founders listed therein and the Investors listed therein (1)

4.2	Purchase Option, issued to Maxim Group LLC on February 3, 2006 (3)

4.3	Software Product Licensing and Software Game Distribution and Promotion Agreement, dated January 7, 2004, between Oberon Media Inc. and the Registrant*(3)

4.4	OEM Agreement, effective December 7, 2004, between Commtouch Ltd. and the Registrant (1)

4.5	The Registrant's 2003 Israeli Share Option Plan and the form of Option Agreement (1)

12	Certifications required by Rule 13a-14(a) or Rule 15d-14(a)

13	Certification required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United Stated Code

14	Consent of Kost Forer Gabbay & Kasierer, an affiliate of Ernst & Young Global, Independent Auditors

(1)	Previously filed with the SEC on October 25, 2005 as an exhibit to our registration statement on Form F-1/A (File No. 333-129246).

(2)	Previously filed with the SEC on January 5, 2006 as an exhibit to our registration statement on Form F-1/A (File No. 333-129246).

(3)	Previously filed with the SEC on January 26, 2006 as an exhibit to our registration statement on Form F-1/A (File No. 333-129246).

*	Confidential treatment has been requested with respect to certain portions of this exhibit pursuant to 17.C.F.R. §§ 230.406 and 200.83. Omitted portions were filed separately with the SEC.

INCREDIMAIL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006

IN U.S. DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

INCREDIMAIL LTD.

        We have audited the accompanying consolidated balance sheets of Incredimail Ltd. (“the Company”) and its subsidiaries as of December 31, 2005 and 2006, and the related consolidated statements of income, changes in shareholders’ equity (deficiency) and cash flows for each of the three years in the period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries at December 31, 2005 and 2006 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006 in conformity with U.S. generally accepted accounting principles.

        As discussed in Note 2s to the consolidated financial statements, in 2006 the Company adopted Statement Financial Accounting Standards Board No. 123 (revised 2004) “Share-Based Payment”.

Tel-Aviv, Israel March 15, 2007	KOST FORER GABBAY & KASIERER A Member of Ernst & Young Global

INCREDIMAIL LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2005	2006

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,428	$8,366
Restricted cash	30	-
Marketable securities	2,458	17,381
Trade receivables	1,814	1,828
Deferred taxes, net	244	418
Other receivables and prepaid expenses	68	611

Total current assets	7,042	28,604

LONG-TERM ASSETS:
Severance pay fund	349	589
Deferred taxes	149	221
Long-term deposits	154	412
Deferred issuance costs	478	-
Restricted cash	-	92
Property and equipment, net	288	877
Other intangible assets, net	-	341
Goodwill	-	288

Total long-term assets	1,418	2,820

Total assets	$8,460	$31,424

The accompanying notes are an integral part of the consolidated financial statements.

INCREDIMAIL LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2005	2006

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

CURRENT LIABILITIES:
Short-term bank credit	$4	$-
Trade payables	114	464
Deferred revenues	2,333	3,703
Accrued expenses and other liabilities	1,625	2,876

Total current liabilities	4,076	7,043

LONG-TERM LIABILITIES:
Deferred revenues	961	951
Accrued severance pay	428	853

Total long-term liabilities	1,389	1,804

COMMITMENTS AND CONTINGENT LIABILITIES (Note 7)

REDEEMABLE CONVERTIBLE PREFERRED SHARES:
Authorized: 808,990 and 0 shares at December 31, 2005 and 2006, respectively;
Issued and outstanding: 46,446 and 0 shares at December 31, 2005 and 2006,
respectively	3,030	-

SHAREHOLDERS' EQUITY (DEFICIENCY):
Share capital -
Ordinary shares of NIS 0.01 par value:
Authorized: 14,191,010 and 15,000,000 shares at December 31, 2005 and 2006;
Issued and outstanding: 5,108,720 and 9,399,458 shares at December 31, 2005
and 2006, respectively	12	20
Additional paid-in capital	1,154	20,993
Deferred stock compensation	(257)	-
Accumulated other comprehensive income	78	109
Retained earnings (accumulated deficit)	(1,022)	1,455

Total shareholders' equity (deficiency)	(35)	22,577

Total liabilities and shareholders' equity (deficiency)	$8,460	$31,424

The accompanying notes are an integral part of the consolidated financial statements.

INCREDIMAIL LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2004	2005	2006

Revenues	$6,208	$7,402	$10,851
Cost of revenues	473	570	858

Gross profit	5,735	6,832	9,993

Operating expenses:
Research and development	1,321	2,040	3,251
Selling and marketing	576	925	1,767
General and administrative	1,271	922	2,717

Total operating expenses	3,168	3,887	7,735

Operating income	2,567	2,945	2,258
Financial income (expenses), net	75	(14)	984

Income before taxes on income	2,642	2,931	3,242
Taxes on income (tax benefit)	(154)	845	765
Tax expense due to dividend paid out of tax exempt income	-	937	-

Net income	$2,796	$1,149	$2,477

Net earnings per Ordinary share:

Basic	$0.44	$0.17	$0.27

Diluted	$0.39	$0.16	$0.27

The accompanying notes are an integral part of the consolidated financial statements.

INCREDIMAIL LTD. AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)

U.S. dollars in thousands (except per share data)

	Share capital	Additional paid-in capital	Deferred stock compensation	Accumulated other comprehensive income	Retained earnings (accumulated deficit)	Total comprehensive income	Total shareholders' equity (deficiency)

Balance as of January 1, 2004	$11	$661	$-	$15	$428		$1,115
Dividend declared and paid ($ 0.17 per Ordinary share)	-	-	-	-	(1,100)		(1,100)
Deferred stock compensation	-	451	(451)	-	-		-
Amortization of deferred stock compensation	-	-	24	-	-		24
Compensation in respect of grant of options to non-employees	-	6	-	-	-		6
Exercise of share options	*) -	*) -	-	-	-		*) -
Comprehensive income:
Changes in unrealized holding gains on marketable securities, net	-	-	-	11	-	$11	11
Net income	-	-	-	-	2,796	2,796	2,796

Total comprehensive income						$2,807

Balance as of December 31, 2004	11	1,118	(427)	26	2,124		2,852
Reversal of deferred stock compensation in
respect of employees' termination	-	(59)	59	-	-		-
Stock based compensation		32	-	-	-		32
Amortization of deferred stock compensation	-	-	111	-	-		111
Compensation in respect of grant of options to non-employees	-	30	-	-	-		30
Conversion of Redeemable Convertible Preferred
shares into Ordinary shares	-	33	-	-	-		33
Exercise of share options	1	*) -	-	-	-		1
Dividend declared and paid ($ 0.62 per Ordinary share)	-	-	-	-	(4,295)		(4,295)
Comprehensive income:
Changes in unrealized holding gains on marketable securities, net	-	-	-	52	-	$52	52
Net income	-	-	-	-	1,149	1,149	1,149

Total comprehensive income						$1,201

Balance as of December 31, 2005	12	1,154	(257)	78	(1,022)		(35)
Issuance of share capital upon initial public offering, net	5	16,374	-	-	-		16,379
Conversion of preferred shares	3	3,027	-	-	-		3,030
Issuance of shares upon the acquisition of Bizchord	*)	100	-	-	-		100
Issuance of shares to non-employees	*)	60	-	-	-		60
Reclassification of deferred stock compensation to
additional paid-in capital upon adoption of SFAS 123R	-	(257)	257	-	-		-
Stock based compensation	-	525	-	-	-		525
Exercise of share options	*)	10	-	-	-		10
Comprehensive income:
Changes in unrealized holding gains on marketable securities, net	-	-	-	31	-	$31	31
Net income	-	-	-	-	2,477	2,477	2,477

Total comprehensive income						$2,508

Balance as of December 31, 2006	$20	$20,993	$-	$109	$1,455		$22,577

*)	Represents an amount less than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

INCREDIMAIL LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2004	2005	2006

Cash flows from operating activities:
Net income	$2,796	$1,149	$2,477
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	42	69	245
Stock based compensation	30	173	585
Deferred taxes, net	(252)	(27)	(290)
Accrued severance pay, net	3	10	185
Decrease (Increase) in trade receivables	(1,144)	(110)	243
Decrease (increase) in other receivables and other assets	47	(52)	(799)
Increase in long-term deposits	(4)	(12)	(258)
Increase in trade payables	7	12	350
Increase in deferred revenues	1,425	1,869	1,360
Increase (decrease) in accrued expenses and other liabilities	(35)	1,184	1,309
Other	11	(14)	(219)

Net cash provided by operating activities	2,926	4,251	5,188

Cash flows from investing activities:
Purchase of property and equipment	(36)	(266)	(831)
Proceeds from sale of property and equipment	-	2	-
Proceeds from short-term bank deposits	329	1,138	-
Investment in short-term bank deposits	-	(500)	-
Restricted cash	(1)	1	(62)
Capitalization of software development costs	-	-	(76)
Payment for the acquisition of Bizchord (a)	-	-	(456)
Proceeds from sales of marketable securities	-	977	5,833
Investment in marketable securities	-	(2,736)	(20,462)

Net cash provided by (used in) investing activities	292	(1,384)	(16,054)

Cash flows from financing activities:
Proceeds from issuance of shares upon initial public offering, net	-	-	16,798
Exercise of share options	-	-	10
Repayment of capital lease obligations	(6)	(8)	-
Deferred issuance costs	-	(478)	-
Short-term bank credit, net	(2)	-	(4)
Dividend paid	(1,100)	(4,295)	-

Net cash provided by (used in) financing activities	(1,108)	(4,781)	16,804

Increase (decrease) in cash and cash equivalents	2,110	(1,914)	5,938
Cash and cash equivalents at beginning of year	2,232	4,342	2,428

Cash and cash equivalents at end of year	$4,342	$2,428	$8,366

The accompanying notes are an integral part of the consolidated financial statements.

INCREDIMAIL LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2004	2005	2006

Supplemental information and disclosures of non-cash investing and financing activities:

Decrease in deferred issuance costs	$-	$-	$478

Accrued issuance costs	$-	$-	$59

Purchase of property and equipment by capital lease	$16	$-	$-

Conversion of Redeemable Convertible Preferred shares into
Ordinary shares	$-	$33	$3,030

Cash paid during the year for:
Income taxes	$13	$1,618	$275

(a)	Payment for the acquisition of Bizchord.:

	Estimated fair value of assets acquired at the acquisition date:

	Other intangible assets	$268
	Goodwill	288

		556
	Less - issuance of Ordinary shares	(100)

		$456

The accompanying notes are an integral part of the consolidated financial statements.

INCREDIMAIL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:	–	GENERAL

a.	General:

Incredimail Ltd. and its wholly owned subsidiary in the U.S, Incredimail Inc (collectively “the Company”) design develop and market an integrated suite of email software products that create an entertaining email experience by offering users the ability to design a customized and personal presentation. The Company’s products enable email users to personalize their email messages by applying to them various creative features, such as notifiers, letter backgrounds, 3D effects, animation, voice message recorders and handwritten signatures. The Company’s products target the consumer and home market.

The Company was incorporated under the laws of Israel in 1999 and commenced operations in 2000.

b.	Initial Public Offering (“IPO”):

On February 3, 2006 the Company affected an Initial Public Offering (“IPO”) of its Ordinary shares on the Nasdaq Capital Market. The Company issued 2,500,000 shares at a price of $7.50 per share before underwriting and issuance expenses. Total net proceeds from the issuance amounted to approximately $16.4 million. Upon closing of the IPO each Redeemable Convertible Preferred Shares was converted into 38 Ordinary shares. On the closing date of the IPO, the Company granted to its underwriters an option to purchase 175,000 Ordinary shares at a price per share of $9.375. The option shall expire five years following the grant date.

c.	Acquisition of certain assets of Bizchord Consulting Corporation (“Bizchord”):

On December 18, 2006, the Company consummated an agreement to acquire certain assets of Bizchord Consulting Corporation in consideration of $556,000 including 12,210 Ordinary shares of the Company valued at $100,000 based on the market price two days before and after the acquisition date. Bizchord was a provider of online transaction process solutions, and as such was a significant supplier of the Company. The primary reason for the acquisition was to ensure the continued availability of these solutions, as well as the ability to maintain and further improve them in the future.

Under the terms of the acquisition agreement, additional contingent payment of up to $250,000 in cash and in shares of Incredimail, equally, will be paid to the selling shareholders of Bizchord based on services rendered to the Company by the selling shareholders over two years. Should any contingent payment be made under the agreement in the future, the additional consideration, when determinable will be recorded as an operating expense in accordance with Emerging Issue Task Force (“EITF”) 95-8 “Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination”.

The acquisition was accounted for by the purchase method of accounting in accordance with SFAS No. 141 and accordingly, the purchase price has been allocated according to the estimated fair value of the assets acquired. The results of Bizchord operations have been included in the consolidated financial statements since December 18, 2006.

The following table summarizes the estimated fair values of the assets acquired at the acquisition date:

Core technology	$268
Goodwill	288

Net assets acquired	$556

Core technology in the amount of $ 268 is amortized on a straight-line basis over an estimated useful life of five years.

INCREDIMAIL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared according to United States Generally Accepted Accounting Principles (“US GAAP”).

a.	Use of estimates:

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

c.	Principles of consolidation:

Intercompany balances and transactions have been eliminated upon consolidation.

d.	Cash equivalents:

The Company considers short-term unrestricted highly liquid investments that are readily convertible into cash, purchased with maturities of three months or less to be cash equivalents.

e.	Restricted cash:

Restricted cash is invested in bank deposits, which are pledged in favor of the bank which provides to the Company guarantees with respect to office lease agreements.

f.	Marketable securities:

Management determines the classification of investments in marketable equity and debt securities at the time of purchase and reevaluates such designations as of each balance sheet date. At December 31, 2005 and 2006, all marketable securities covered by SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, were designated as available-for-sale. Accordingly, these securities are stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive income, a separate component of shareholders’ equity (deficiency), net of taxes. Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the consolidated statement of income as part of financial income (expenses), net.

INCREDIMAIL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.	Property and equipment:

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

h.	Intangible assets:

Intangible assets are amortized over their useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used, in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”.

i.	Impairment of long-lived assets:

The Company’s long-lived assets are reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. As of December 31, 2006, no impairment losses have been identified.

j.	Goodwill:

Goodwill represents the excess of the cost over the fair value of the net assets of businesses acquired. Under SFAS No. 142, goodwill is not amortized. SFAS No. 142 requires goodwill to be tested for impairment at least annually or between annual tests in certain circumstances, and written down when impaired. Goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is determined using discounted cash flows and market capitalization. Significant estimates used in the fair value methodologies include estimates of future cash flows, future growth rates and the weighted average cost of capital of the reporting unit. As of December 31, 2006, no impairment losses have been identified.

k.	Revenue recognition:

The Company’s revenues are derived principally from licensing the right to use its email software. The Company also generates revenues from content database, email anti spam services, advertising and collaboration arrangements.

INCREDIMAIL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

Revenues from email anti spam services are recognized ratably over the service period.

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

l.	Research and development costs:

Research and development costs incurred in the process of software production before establishment of technological feasibility, are charged to expenses as incurred. Costs of the production of a product master incurred subsequent to the establishment of technological feasibility are capitalized according to the principles set forth in SFAS No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed”. Based on the Company’s product development process, technological feasibility is established upon completion of a working model.

Costs incurred by the Company between completion of the working model and the point at which the product is ready for general release have been capitalized.

Capitalized software development costs are amortized commencing with general product release. Capitalized software costs are amortized by the greater of the amount computed using the: (i) ratio that current gross revenues from sales of the software to the total of current and anticipated future gross revenues from sales of that software, or (ii) the straight-line method over the estimated useful life of the product.

m.	Income taxes:

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

INCREDIMAIL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.	Advertising expenses:

Advertising costs are expensed as incurred. Advertising expenses for the years ended December 31, 2004, 2005 and 2006 amounted to $ 107,000, $ 35,000 and $ 218,000, respectively.

o.	Content expenses:

The Company assembles content for the use of its customers through purchases of a variety of creative and diverse graphics, sound and multimedia from third party manufacturers and through internal creation of such content. These content costs are expensed as incurred. Content expenses for the years ended December 31, 2004, 2005 and 2006 amounted to $ 60,000, $ 139,000 and $ 198,000, respectively.

p.	Concentrations of credit risk:

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

The Company’s marketable securities include investment in corporate debentures, government debentures and equity securities. Management believes that the portfolio is well diversified, and accordingly, credit risk is mitigated with respect to those marketable securities.

The Company is subject to a minimal amount of credit risk related to its customers as revenues are primarily obtained through credit card sales. To date, the Company has not experienced any material bad debt losses.

q.	Severance pay:

The Company’s liability for severance pay is calculated pursuant to Israeli Severance Pay Law based on its employees’ most recent monthly salaries, multiplied by the number of years of their employment, or a portion thereof, as of the balance sheet date. This liability is fully provided for by monthly deposits in insurance policies and by an accrual.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies and includes immaterial profits.

Severance expenses for the years ended December 31, 2004, 2005 and 2006 amounted to $ 96,000, $ 158,000 and $ 405,000, respectively.

r.	Net earnings per Ordinary share:

The Company applies the two-class method as required by Emerging Issues Task Force (“EITF”) No. 03-6, “Participating Securities and the Two-Class Method under FASB Statement No. 128, “Earnings per Share” (SFAS 128). EITF No. 03-6 requires the income per share for each class of shares (Ordinary shares and Redeemable Convertible Preferred shares) to be calculated assuming 100% of the Company’s earnings are distributed as dividends to each class of shares based on their contractual rights.

INCREDIMAIL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

The total weighted average number of Ordinary shares related to the outstanding options excluded from the calculations of diluted net earnings per Ordinary share because these securities are anti-dilutive was 19,395 and 539,609 shares for the years ended December 31, 2004 and 2006. None were excluded from this calculation in 2005.

Basic and diluted net earnings per Redeemable Convertible Preferred share were not presented in the consolidated financial statements.

s.	Accounting for stock-based compensation:

On January 1, 2006, the Company adopted SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123(R)”) which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees and directors. SFAS 123(R) supersedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), for periods beginning in fiscal year 2006. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 (“SAB 107”) relating to SFAS 123(R). The Company has applied the provisions of SAB 107 in its adoption of SFAS 123(R).

SFAS 123(R) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated income statement. Prior to January 1, 2006, the Company applied the intrinsic value method of accounting for stock options as prescribed by APB 25, whereby compensation expense is equal to the excess, if any, of the market price of the stock over the exercise price at the grant date of the award. During the years ended December 31, 2004 and 2005 the Company recognized stock-based compensation expense related to employee stock options in the amount of $ 30,000 and $ 173,000, respectively.

The Company adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard starting from January 1, 2006, the first day of the Company’s fiscal year 2006. Under that transition method, compensation cost recognized in the year ended December 31, 2006, includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of Statement 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of Statement 123(R). Results for prior periods have not been restated.

The Company recognizes compensation expenses for the value of its awards, which have graded vesting based on the straight line method over the requisite service period of each of the awards, net of estimated forfeitures. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

As a result of adopting SFAS 123(R) on January 1, 2006, the Company’s income before taxes on income and net income for the year ended December 31, 2006, is approximately $ 355,000 lower than if it had continued to account for stock-based compensation under APB 25. Basic and diluted net earnings per share for the year ended December 31, 2006, are $ 0.04 lower than if the Company had continued to account for share-based compensation under APB 25.

INCREDIMAIL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company estimates the fair value of stock options granted using the Binomial method option-pricing model. The option-pricing model requires a number of assumptions, of which the most significant are expected stock price volatility and the expected option term. Expected volatility was calculated based upon an average between historical volatilities of similar entities and industry sector index similar to the Company’s characteristics, since it does not have sufficient company specific data due to it recent IPO.

The expected option term represents the period that the Company’s stock options are expected to be outstanding and was determined based on past exercise employee behavior. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term. The Company has no foreseeable plans to pay dividends.

The fair value of the Company’s stock options granted to employees and directors was estimated using the following weighted average assumptions:

	Year ended December 31,
	2004	2006

Risk free interest rate	3.3%	4.8%
Dividend yield	0%	0%
Expected volatility	74.6%	41%-71.93%
Weighted average volatility	74.6%	56.3%
Expected term (years)	3.0	3.95

*)	No options were granted to employees in 2005.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to options granted under the Company’s stock option plans in all periods presented prior to the adoption of Statement 123(R). For purposes of this pro forma disclosure, the value of the options is estimated using a Black-Scholes-Merton option-pricing formula and amortized to expense over the options’ vesting periods.

	Year ended December 31,
	2004	2005

Net income - as reported	$2,796	$1,149
Add Stock-based employee compensation - included in reported net income	24	143
Deduct Stock-based employee compensation - fair value	(115)	(312)

Pro forma net income	$2,705	$980

Basic net earnings per Ordinary share as reported	$0.44	$0.17

Diluted net earnings per Ordinary share as reported	$0.39	$0.16

Pro forma basic net earnings per Ordinary share	$0.42	$0.15

Pro forma diluted net earnings per Ordinary share	$0.38	$0.14

INCREDIMAIL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

t.	Fair value of financial instruments:

The following methods and assumptions were used by the Company in estimating fair value and disclosures for financial instruments:

The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, marketable securities, restricted cash, trade receivables, other receivables and prepaid expenses, trade payables, accrued expenses and other liabilities, short-term bank credit, and long term deposits approximate their fair values due to the short-term maturities of such instruments.

u.	Recently issued accounting pronouncements:

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 creates a single model to address uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. In addition, FIN 48 clearly scopes out income taxes from Financial Accounting Standards Board Statement No. 5, “Accounting for Contingencies.” FIN 48 utilizes a two-step approach for evaluating tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) is only addressed if step one has been satisfied (i.e., the position is more-likely-than-not to be sustained). FIN 48 applies to all tax positions related to income taxes subject to Financial Accounting Standards Board Statement No. 109, “Accounting for Income Taxes.” This includes tax positions considered to be “routine” as well as those with a high degree of uncertainty.

Derecognition of a tax position that was previously recognized would occur when a company subsequently determines that a tax position no longer meets the more-likely-than-not threshold of being sustained. FIN 48 specifically prohibits the use of a valuation allowance as a substitute for derecognition of tax positions. FIN 48 is effective for fiscal years beginning after December 15, 2006. Management is in the process of evaluating the possible impact of the adoption of FIN 48 on its consolidated financial statements.

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, “Fair Value Measurements.” This Standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management believes this Standard will not have a material effect on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”), which permits companies to choose to measure certain financial instruments and other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company will adopt SFAS No. 159 no later than January 1, 2008. The Company has not yet determined the effect that the adoption of SFAS No. 159 will have on its consolidated financial statements.

INCREDIMAIL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:	–	MARKETABLE SECURITIES

The Company’s marketable securities are classified as available-for-sale securities and are carried at fair value. The following table summarizes amortized costs, gross unrealized holding gains and losses and market value of marketable securities as of December 31, 2005 and 2006:

	Amortized cost		Gross unrealized gains		Gross unrealized losses		Market value
	December 31,		December 31,		December 31,		December 31,
	2005	2006	2005	2006	2005	2006	2005	2006
	U.S. dollars in thousands

Corporate debentures	$954	$11,783	$3	$165	$23	$13	$934	$11,935
Government debentures	-	5,320	-	1	-	1	-	5,320
Equity securities	1,426	124	115	2	17	-	1,524	126

	$2,380	$17,227	$118	$168	$40	$14	$2,458	$17,381

The scheduled maturities of available-for-sale debt marketable securities at December 31, 2006 are as follows:

Carrying amount

Held-to-maturity:

Due within one year	$3,034
Due after one year through five years	7,447
Due after five years through ten years	1,511
Due after ten years *)	5,263

$17,255

*)	Includes auction rate securities.

NOTE 4:	–	PROPERTY AND EQUIPMENT, NET

	December 31,
	2005	2006
	U.S. dollars in thousands

Cost:
Computers and peripheral equipment	$844	$1,335
Office furniture and equipment	50	222
Leasehold improvements	33	165
Automobiles	30	30

	957	1,752
Accumulated depreciation	669	875

Depreciated cost	$288	$877

Depreciation expenses totaled $ 42,000, $ 69,000 and $ 242,000 for the years ended December 31, 2004, 2005 and 2006, respectively.

INCREDIMAIL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:	–	OTHER INTANGIBLE ASSETS, NET

a.	Other intangible assets:

	December 31,
	2005	2006
	U.S. dollars in thousands

Original amounts:
Capitalized software development costs	$-	$76
Core technology	-	268

	-	344

Accumulated amortization:
Capitalized software development costs	-	2
Core technology	-	1

	-	3

Other intangible assets, net	$-	$341

b.	Amortization expense amounted to $ 0, $ 0 and $ 3,000 for the years ended December 31, 2004, 2005 and 2006, respectively.

c.	Estimated amortization expense for the years ended (excluding amortization of capitalized software development costs):

December 31,

2007	$54,000
2008	54,000
2009	54,000
2010	54,000
2011	51,000

$267,000

NOTE 6:	–	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2005	2006
	U.S. dollars in thousands

Employees and payroll accruals	$527	$946
Government authorities	872	1,350
Accrued expenses	226	580

	$1,625	$2,876

INCREDIMAIL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7:	–	COMMITMENTS AND CONTINGENT LIABILITIES

Lease commitments:

1.	The Company rents its facilities under an operating lease agreement with an initial term expiring in 2011, with an option for an additional two years.

Future minimum lease commitments under non-cancelable operating leases for the years ended December 31, are as follows:

2007	$388
2008	411
2009	410
2010	411
2011	410

$2,030

Total rent expenses for the years ended December 31, 2004, 2005 and 2006 amounted to $ 64,000, $ 75,000 and $ 118,000, respectively.

2.	The Company leases its motor vehicles under cancelable operating lease agreements.

The minimum payment under these operating leases, upon cancellation of these lease agreements amounted to $ 59,000 as of December 31, 2006. Total lease expenses for the years ended December 31, 2004, 2005 and 2006 amounted to $ 142,000, $ 155,000 and $ 206,000, respectively.

NOTE 8:	–	INCOME TAXES

a.	Measurement of taxable income:

Results for tax purposes are measured in real terms, in accordance with the changes in the Israeli Consumer Price Index (“CPI”) or changes in the exchange rate of the NIS against the dollar for a “foreign investors” company. The Company has elected to measure its results for tax purposes on the basis of the changes in the exchange rate of NIS against the dollar.

b.	Tax benefits under the Israel Law for the Encouragement of Capital Investments, 1959 (the “Law”):

Two programs of the Company have been granted “Approved Enterprise” status under the Law. For these programs, the Company has elected alternative benefits, waiving grants in return for tax exemptions. These benefits include tax-exemption for a period of two years from commencement and taxation at the reduced corporate tax rate of 25% for an additional period of five to eight years thereafter. The first program commenced in 2003 and the second in 2005.

Income of the Company from sources other than the “Approved Enterprise” during the period of benefits is taxable at the regular corporate tax rate of 35%, 34% and 31% for 2004, 2005 and 2006, respectively.

The period of tax benefits detailed above is subject to limits of the earlier of 12 years from the commencement of production or 14 years from receiving the approval.

The Law also entitles the Company to claim accelerated depreciation on equipment used by the “Approved Enterprise” during five tax years.

INCREDIMAIL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8:	–	INCOME TAXES (Cont.)

The entitlement to the above benefits is subject to fulfilling the conditions stipulated by the Law, regulations published thereunder and instruments of approval for the specific investments in “Approved Enterprises”. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2006, management believes that the Company meets all conditions of the approvals.

On July 20, 2005, the shareholders of the Company approved a dividend distribution in an amount of approximately $ 4.3 million which was paid on July 27, 2005. An amount of approximately $ 2.8 million was paid out of the tax exempt profit. As a result of the distribution of tax-exempt profit, the Company recorded tax expense in an amount of approximately $ 937,000 in the year ended December 31, 2005.

The tax-exempt income attributable to the “Approved Enterprise” can be distributed to shareholders without subjecting the Company to taxes only upon the complete liquidation of the Company. As of December 31, 2006, the Company had approximately $ 4,200,000 in undistributed earnings derived from tax-exempt profits earned by the Company’s “Approved Enterprises”. In the event of distribution of these earnings in a manner other than in the complete liquidation of the Company, such earnings would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative tax benefits (currently – 25%) and an income tax liability would be incurred of approximately $ 1,050,000. The Company has decided not to declare dividends out of such tax-exempt income, and accordingly, no additional deferred tax liabilities have been provided for.

Certain amendments to the Law, which became effective as of April 1, 2005 (“the Amendment”) enacted changes in the manner in which tax benefits are awarded under the Law so that companies no longer require the Investment Center approval in order to qualify for tax benefits.

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

In June 2004 and again on July 25, 2005, the Income Tax Ordinance was amended (by amendment No. 140 and Temporary Provision and by amendment No. 147), as a result of which, the corporate tax rate has been and will continue to be progressively reduced to the following tax rates: 2004 – 35%, 2005 – 34%, 2006 – 31%, 2007 – 29%, 2008 –27%, 2009 – 26%, 2010 and thereafter – 25%.

INCREDIMAIL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8:	–	INCOME TAXES (Cont.)

d.	Deferred tax assets, net:

Deferred taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. Components of the Company’s deferred tax assets are as follows:

	December 31,
	2005	2006
	U.S. dollars in thousands

Deferred tax assets, net:
Employee benefits	$45	$110
Research and development expenses	348	350
Issuance costs	-	223
Other	-	(44)

Net deferred tax assets	$393	$639

Deferred tax assets:
Short-term	$244	$418
Long-term	149	221

Net deferred tax assets	$393	$639

e.	A reconciliation of the Company’s effective tax rate to the statutory tax rate in Israel is as follows:

	Year ended December 31,
	2004	2005	2006
	U.S. dollars in thousands

Income before taxes on income	$2,642	$2,931	$3,242

Statutory tax rate in Israel	35%	34%	31%

Theoretical income tax expense	$925	$997	$1,005
Increase (decrease) in tax expenses resulting
from:

Income taxes due to dividend paid out of tax
exempt income	-	937	-
"Approved Enterprise" benefits	(1,220)	(442)	(409)
Non-deductible expenses	208	83	234
Previous years taxes	-	-	(68)
Other	(67)	207	3

Taxes on income (tax benefit)	$(154)	$1,782	$765

Net earnings per Ordinary share - amounts of the
benefit resulting from the "Approved
Enterprise" status
Basic	$0.19	$0.07	$0.05

Diluted	$0.17	$0.06	$0.04

INCREDIMAIL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8:	–	INCOME TAXES (Cont.)

f.	Income taxes (tax benefit) are comprised as follows:

	Year ended December 31,
	2004	2005	2006
	U.S. dollars in thousands

Deferred tax benefit	$(252)	$(27)	$(70)
Tax expense in respect of dividend paid out of
tax exempt income	-	937	-
Current taxes	98	872	903
Previous years taxes	-	-	(68)

	$(154)	$1,782	$765

NOTE 9:	–	SHAREHOLDERS’ EQUITY

a.	General:

All Ordinary share and per share data included in these consolidated financial statements for all periods presented have been retroactively adjusted to reflect the 38-to-one share split effected as share dividend that was effected immediately prior to the effectiveness of the registration statement dated January 30, 2006, and the increase of authorized share capital to 15,000,000, as approved by the Company’s shareholders on November 27, 2005.

b.	Ordinary Share rights:

The Ordinary shares entitle their holders to voting rights, the right to receive cash dividend and the right to a share in excess assets upon liquidation of the Company.

c.	Redeemable Convertible Preferred shares:

Redeemable convertible preferred shares of NIS 0.01 par value were issued in 2000 and had the same rights and privileges associated with ordinary shares, and also redemption and conversion rights.

On March 3, 2005, 510 Redeemable Convertible Preferred shares in the amount of $33,000 were converted into 19,380 Ordinary shares of NIS 0.01 par value each. On February 3, 2006, upon closing of the Company’s IPO, 1,764,948 Redeemable Convertible Preferred shares in the amount of $ 3,030,000 were converted into the same number Ordinary shares.

d.	Shares granted to non-employees:

In August 2006, the Company granted 7,500 restricted Ordinary shares to non-employee in respect of services granted to the Company. The shares vested on December 1, 2006. The Company accounted for the grant in accordance with SFAS No. 123 and Emerging Issues Task Force (“EITF”) No. 96-18, “Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”. Stock based compensation amounted to $ 60 were recognized in the year ended December 31, 2006.

INCREDIMAIL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:	–	SHAREHOLDERS’ EQUITY (Cont.)

e.	Share option plans:

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

As of December 31, 2006, no options from the 1999 Option Plan were outstanding and no more options may be granted under this plan.

In 2003, the Company adopted a share option plan (“the 2003 Option Plan”). Under the 2003 Option Plan, employees, officers and non-employees may be granted options to acquire Ordinary shares. Pursuant to the 2003 Option Plan, the Company has reserved for issuance a total of 1,368,000 Ordinary shares. As of December 31, 2006, 546,920 options were still available for future grant under the 2003 Option Plan.

Options granted to date under the 2003 Plan in past vested over three years from the grant date so that 40% vest after 12 months and an additional 30% vest after each 12 months thereafter. Alternatively, these options may vest in 4 equal parts annually. The options expire no later than five years from the date of grant.

The Company recognizes compensation costs using the straight line attribution method, but not less than the grant date fair value of the options vested at the balance-sheet date.

A summary of the activity in the share options granted to employees and directors as of December 31, 2006 and related information is as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term (Years)	Aggregate intrinsic value U.S. dollars in thousands

Outstanding at January 1, 2006	272,080	$1.72
Granted	549,000	$6.87
Exercised	(6,080)	$1.72
Forfeited	-	$-

Outstanding at December 31, 2006	815,000	$5.19	1.72	$2,502

Exercisable at December 31, 2006	237,500	$2.27	0.70	$1,423

The weighted-average grant-date fair value of options granted during the years 2004 and 2006 was $ 3.28 and $ 6.87, respectively. No options were granted in 2005.

As of December 31, 2006, the total compensation cost related to options granted to employees, not yet recognized amounted to $ 1,112,000. The cost is expected to be recognized over a weighted average period of 1.3 years.

Aggregate intrinsic value of options exercised in 2006 amounted to $ 39,000.

INCREDIMAIL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10:	–	SUPPLEMENTARY DATA ON SELECTED CONSOLIDATED STATEMENTS OF INCOME

a.	Financial income (expenses), net:

	Year ended December 31,
	2004	2005	2006
	U.S. dollars in thousands

Financial income:
Interest from bank deposits and marketable
securities	$65	$156	$998
Gains from sale of marketable securities, net	-	-	151
Exchange rate differences	44	55	-

	109	211	1,149

Financial expenses:
Losses from sale of marketable securities, net	11	-	-
Exchange rate differences	9	190	68
Other	14	35	97

	34	225	165

	$75	$(14)	$984

b.	Net earnings per Ordinary share:

Computation of basic and diluted net earnings per share is as follows:

1.	Numerator:

	Year ended December 31,
	2004	2005	2006
	U.S. dollars in thousands (except share data)

Numerator for basic and diluted net
earnings per share -
Net income - as reported	$2,796	$1,149	$2,477
Net income attributable to Redeemable
Convertible Preferred shareholders	(780)	(306)	(45)

Net income available to Ordinary
shareholders	$2,016	$843	$2,432

2.	Denominator:
	Denominator for basic net earnings per
	share -
	Weighted average number of Ordinary shares	4,606,657	4,869,698	8,982,201

	Effect of dilutive securities:
	Add - stock options	590,901	410,305	164,192

	Denominator for diluted net earnings per
	share - adjusted weighted average
	shares	5,197,558	5,280,003	9,146,393

INCREDIMAIL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11:	–	MAJOR CUSTOMER DATA

Major customer data as a percentage of total revenues:

	Year ended December 31,
	2004	2005	2006

Customer A	0%	0%	14%

NOTE 12:	–	INFORMATION ABOUT PRODUCT LINES

a.	Revenues:

The Company manages its business on the basis of one reportable segment. The data is presented in accordance with SFAS No. 131, “Disclosure about Segments of an Enterprise and Related Information”. Total revenues from external customers divided on the basis of the Company’s product lines are as follows:

	Year ended December 31,
	2004	2005	2006
	U.S. dollars in thousands

Software license	$4,647	$4,104	$3,494
Content database - one year	221	1,002	1,308
Content database - two years	14	59	94
Content database - lifetime	138	604	1,061
Advertising	523	658	2,368
Collaborations	665	784	698
Anti-Spam	-	191	1,828

	$6,208	$7,402	$10,851

b.	Long-lived assets:

The Company’s long-lived assets are located in Israel.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

IncrediMail Ltd. By: /s/ Yaron Adler —————————————— Yaron Adler Chief Executive Officer

Date: March 19, 2007

EXHIBIT INDEX

No.	Description

1.1	Memorandum of Association of Registrant (1)

1.2	Certificate of Change of Name of Registrant (translated from Hebrew) (1)

1.3	Amended and Restated Articles of Association of Registrant, dated February 3, 2006 (2)

4.1	Piggyback Registration to Investment Agreement dated as of April 16, 2000, by and among the Registrant, the Founders listed therein and the Investors listed therein (1)

4.2	Purchase Option, issued to Maxim Group LLC on February 3, 2006 (3)

4.3	Software Product Licensing and Software Game Distribution and Promotion Agreement, dated January 7, 2004, between Oberon Media Inc. and the Registrant*(3)

4.4	OEM Agreement, effective December 7, 2004, between Commtouch Ltd. and the Registrant (1)

4.5	The Registrant's 2003 Israeli Share Option Plan and the form of Option Agreement (1)

12	Certifications required by Rule 13a-14(a) or Rule 15d-14(a)

13	Certification required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United Stated Code

14	Consent of Kost Forer Gabbay & Kasierer, an affiliate of Ernst & Young Global, Independent Auditors

(1)	Previously filed with the SEC on October 25, 2005 as an exhibit to our registration statement on Form F-1/A (File No. 333-129246).

(2)	Previously filed with the SEC on January 5, 2006 as an exhibit to our registration statement on Form F-1/A (File No. 333-129246).

(3)	Previously filed with the SEC on January 26, 2006 as an exhibit to our registration statement on Form F-1/A (File No. 333-129246).

*	Confidential treatment has been requested with respect to certain portions of this exhibit pursuant to 17.C.F.R. §§ 230.406 and 200.83. Omitted portions were filed separately with the SEC.