Form 20-F
period 2007-12-31
IncrediMail Ltd.
filed 2008-05-12
CIK 1338940

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report………………………………….

For the transition period from ____ to _____

Commission File No. 000-51694

IncrediMail Ltd.
(Exact Name of Registrant as specified in its charter)

N/A
(Translation of Registrant's name into English)

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

As of December 31, 2007, the Registrant had outstanding 9,475,943 ordinary shares, par value NIS 0.01 per share.

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

Item 17 ☐ Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes ☐ No ☒

PRELIMINARY NOTES

        Terms

        As used herein, and unless the context suggest otherwise, the terms “IncrediMail,” “Company,” “we,” “us” or “ours” refer to IncrediMail Ltd.

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

        Although we believe that the expectations reflected in the forward-looking statements are reasonable, we do not know whether we can achieve positive future results, levels of activity, performance, or goals. Actual events or results may differ materially from our current expectations. All forward-looking statements included in this report are based on information available to us on the date of this report. Except as require by applicable law, we undertake no obligation to update or revise any of the forward-looking statements after the date of this annual report to conform those statements to reflect the occurrence of unanticipated events, new information or otherwise.

        You should read this annual report and the documents that we reference in this report completely and with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we currently expect.

        Factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements contained in this annual report include:

—	our ability to establish and increase market acceptance of our products;

—	our ability to continually enhance our existing products and to develop new products that achieve widespread market acceptance;

—	our ability to maintain substantial revenues from "search" activities and further increase these revenues;

—	our dependence on a limited number of possible customers in general and one dominant customer in particular for search generated revenues;

—	our ability to cause continued and increasing installation of our products;

—	our ability to manage our growth;

—	our ability to establish a strong brand name;

—	our ability to develop additional ways to distribute and sell our products;

—	our ability to maintain substantial revenues from advertisers and further increase these revenues;

—	our ability to hire and retain key personnel;

—	the development and future nature of the Internet;

—	the volatility and liquidity of the financial markets;

—	restrictions imposed in connection with our international operations; and

—	political, economic and military conditions in the Middle East.

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

        We obtained statistical data, market data and other industry data and forecasts used in preparing this annual report from market research, publicly available information and industry publications. Industry publications generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy and completeness of the information. Similarly, while we believe that the statistical data, industry data and forecasts and market research are reliable, we have not independently verified the data, and we do not make any representation as to the accuracy of the information.

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

        The following tables present selected financial data and should be read in conjunction with “Item 5 – Operating and Financial Review and Prospects” and our financial statements and related notes appearing elsewhere in this annual report. We derived the selected financial data below for the years ended December 31, 2005, 2006 and 2007 and as of December 31, 2006 and 2007 from our audited financial statements included elsewhere in this report. We derived the selected financial data below for the years ended December 31, 2003 and 2004 and as of December 31, 2003 and 2004 from our audited financial statements not included in this report. Our financial statements are prepared and presented in U.S. dollars and in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

	Year ended December 31,
	2003	2004	2005	2006	2007
	(in thousands)

Statement of Operations Data:
Revenues	$5,160	$6,208	$7,402	$10,851	$18,675
Cost of revenues	362	473	570	858	1,740

Gross profit	4,798	5,735	6,832	9,993	16,935
Operating expenses:
Research and development costs	1,319	1,321	2,040	3,251	6,125
Selling and marketing expenses	688	576	925	1,767	4,682
General and administrative expenses	601	1,271	922	2,717	3,693
Goodwill impairment	-	-	-	-	163

Total operating expenses	2,608	3,168	3,887	7,735	14,663

Operating income	2,190	2,567	2,945	2,258	2,272
Financial income (expenses) and other, net	49	75	(14)	984	(3,641)

Income (loss), before taxes on income	2,239	2,642	2,931	3,242	(1,369)
Taxes on income (tax benefit)	(114)	(154)	845	765	1,393
Tax expense in respect of dividend paid
out of tax-exempt income	-	-	937	-	-

Net income (loss)	$2,353	$2,796	$1,149	$2,477	$(2,762)

	Year ended December 31,
	2003	2004	2005	2006	2007
	(in thousands)

Net earnings (loss) per share (1):
Basic	$0.37	$0.44	$0.17	$0.27	$(0.29)
Diluted	$0.33	$0.39	$0.16	$0.27	$(0.29)
Weighted average number of shares used
in net earnings (loss) per share (1):
Basic	4,500,340	4,606,657	4,869,698	8,982,201	9,442,658
Diluted	5,127,244	5,197,558	5,280,003	9,146,393	9,442,658

	As of December 31,
	2003	2004	2005	2006	2007
	(in thousands)

Balance Sheet Data:
Cash and cash equivalents	$2,232	$4,342	$2,428	$8,366	$4,611
Working capital	3,907	6,238	2,966	21,561	19,756
Total assets	5,029	8,264	8,460	31,424	31,766
Total short-term debt	4	12	4	-	-
Total liabilities	851	2,349	5,465	8,847	10,995
Redeemable convertible preferred shares	3,063	3,063	3,030	-	-
Shareholders' equity (deficiency)	1,115	2,852	(35)	22,577	20,771

(1)	All references to shares and per share amounts have been retroactively restated to reflect our 38-for-one ordinary share dividend on January 30, 2006, as if such event had occurred as of the beginning of the earliest period presented. See Note 10(a) to our financial statements.

B.	CAPITALIZATION AND INDEBTEDNESS

        Not applicable.

C.	REASONS FOR OFFER AND USE OF PROCEEDS

        Not applicable.

D.	RISK FACTORS

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

        We believe that the number of downloads of our free IncrediMail® Xe indicates that many email users are interested in having a customized and entertaining email experience. Our future revenue and profit growth will depend, in part, on increasing the percentage of registered or active users of our free product who become actual purchasers of our products and services, as well as making our products and services attractive to new users. In order to induce those email users to purchase or license our products, we must continually enhance our existing products by offering additional features and content and we must continue to introduce novel products. The enhancement of existing products and the development and commercialization of new products can be very complex. Software product development and commercialization depends upon a number of factors, including:

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

        Many email users have multiple email clients and accounts, many of which are likely provided to them free of charge by large Internet and software companies. Therefore, our ability to execute our business strategy depends on market demand for email software programs that create a customized and entertaining email experience of the kind provided by our products. The rate of adoption and acceptance of our products may be affected adversely by changing consumer preferences, product obsolescence, technological change, market competition, development and acceptance of non-Internet mediums of communication and our products’ quality and novelty.

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

        On January 9, 2008 the Company received a notification from Google, stating that Google decided to stop the AdSense partnership with the Company and therefore it is disabling ads to search result pages displayed through the Company’s account, and in addition that the Company’s AdSense account has been disabled. The Company clarified the matter with Google and simultaneously explored alternative relationships, with Google and other vendors. On January 21, 2008 the Company announced that Google has re-instated the Company as an AdSense Online customer. We are currently negotiating with Google new engagement terms that shall apply on our use of Google AdSense program, as well as with other companies, alternatives to the Google program. Although these negotiations are progressing, there can be no assurance they will be concluded positively.

        There are very few companies in the market that provide Internet ad services similar to those provided by Google and Google is by far the dominant player in this market. As such, material changes or termination by Google of the AdSense program would translate into an immediate need to replace this program, in order to create keyword search revenues from alternative companies and to continue the revenue generation from such source, possibly with inferior results. If we fail to quickly locate, negotiate and finalize alternative arrangements, or if the alternatives do not provide for terms that are as favorable as those provided for by the AdSense program, or if the alternative arrangement will not attract the same attention as the attention attracted by the Google AdSense program, we may experience a material reduction in our advertising revenues and, in turn, an adverse affect on our financial condition.

The generation of revenues from searches has become subject to fierce competition. We obtain a significant portion of our revenues from searches made through our homepage. If we cannot compete effectively in this market, our revenues are likely to decline.

        We obtain a significant and growing portion of our revenues from searches made through the Company’s home page (MyStart). We therefore are constantly looking for ways to convince our users to make MyStart their homepage. Since there is a growing number of companies that generate an increasing amount of their revenues from searches, some of them with a more significant presence than ours and with greater capability to offer substantially more content, our ability to attract more users to install IncrediMail’s home page could suffer, preventing or delaying us in increasing our revenues.

We may have difficulty managing our growth, which could limit our ability to increase our sales and control our costs.

        We have been experiencing significant growth in the scope of our operations and the number of our employees. This growth, required in order to achieve our business objectives, has placed increased demands on our management and on our financial and operational resources. This growth has, and continues to increase the challenges involved in:

—	implementing appropriate operational and financial systems and controls;

—	expanding our sales and marketing infrastructure and capabilities; and

—	maintaining the commitment of our employees.

        If we cannot scale and manage our business appropriately, we will not experience our projected growth and our financial results will suffer.

Due to our limited history of operations, evolving business model and rapid changes in the Internet, we may not be able to predict our future performance or continue our revenue growth or profitability.

We were incorporated in November 1999 and commercially launched our first product in the third quarter of 2000. Consequently, we have a limited history of operations from which to predict our future performance. Since then we have introduced numerous products and marketing initiatives, addressing these changes some of which have been unsuccessful. The future viability of our business will depend on our ability to increase product sales, introduce new products appealing to the Internet market, increase search generated and advertising revenues, exploit our brand name and control our costs, which we may be unable to do. As a result, we may not be able to continue our revenue growth or profitability.

If we do not establish a strong brand name, we may be unable to market our products effectively.

        We believe that we have not yet established a strong brand name. We believe that establishing and strengthening the IncrediMail® brand among Internet and email users is an important component in executing our business strategy. Our ability to promote and position our brand depends largely on our ability to provide high quality, highly reliable products with the features desired by our consumers. If we fail to establish and maintain our brand, this may adversely affect our ability to attract new consumers and compete effectively.

Our continuing “viral growth” could be adversely affected if we do not increase the number of our registered users or if users stop using our software.

        To date, we have relied primarily on “viral growth” to increase our user base. This method is of relatively low cost, while its effectiveness has been decreasing. Other marketing methods, while effective, are far more costly. If users of our products stop, reduce, or limit their usage, our viral growth will be diminished because they will no longer be forwarding links to our site via their emails, and our market share and revenues may decrease. Our historical experience with usage of our products indicates that usage of IncrediMail® Premium declines rapidly, currently estimated to be less than five years. Therefore, in order to induce our existing users to continue to send IncrediMail® emails to potential new users, we must continuously enhance our existing products and develop new ones. If we cannot offer such products, because of lack of resources, competition or other reasons described elsewhere in these Risk Factors, our distribution, revenues and results of operations will be adversely affected.

If we are unable to generate revenues from advertisers, this may have a detrimental effect on our revenues and results of operations.

        In addition to search generated revenues, we currently display third party advertising on our website and in our free software, which have provided a steady portion of our revenues in the past. However, our ability to increase and even maintain our advertising revenues may be limited by, among other reasons, a possible perception caused by other companies that the Internet is an ineffective marketing medium due to the excessive number of banner advertisements, the growing number of installations by Internet users of “filter” software programs that allow them to block “pop-up” advertisements by other companies and to prevent installation of software components installed by others, that act as spying agents, and the limitations on the content of advertisements on the Internet compared to other forms of media. In addition, our advertising revenues depend, in part, on the number of our active users and visitors to our website. Because, based on current estimates, most users stop using the IncrediMail® software after five years, if we do not continue to experience large numbers of new registered users, or if our website traffic decreases, our advertising revenues may not increase or could decline. In addition, we may not be able to increase our advertising revenue if advertising rates decrease in response to increased competition. Our inability to increase our revenues from advertisers could reduce our growth and affect our profitability.

The market for email software products and services is highly competitive, and if we cannot compete effectively, our revenues will decline and we will be unable to gain or retain market share.

        Our products compete in the market for email software products and services that aim to offer a customized and entertaining email experience for consumers, including features such as graphic email notifiers, software skins, email backgrounds and multimedia content. Our main competitors among specialized providers of email services offer the following products: FunWeb Products™, Hotbar® and WikMail, all of which incorporate special features that provide a personalized email experience. In addition, our products also face competition from general email software programs offered to the private market by large Internet and software companies, such as AOL9 by America Online, Inc., Thunderbird® by Mozilla Foundation and Outlook Express and MSN9 by Microsoft Corporation (Nasdaq: MSFT), some of which may also incorporate certain special features that provide a personalized email experience. Many of the large Internet and software companies offer their email software programs free of charge. Competition with these products could result in reduced prices and margins, fewer purchases of our products and services and loss of market share.

        Many of our competitors have more established brands, products and customer relationships than we do, which could inhibit our market penetration efforts even if they may not offer a customized and entertaining email experience similar to IncrediMail®. For example, consumers may choose to receive an extensive package of Internet and email services from a more dominant and recognized company, such as Microsoft Corporation (Outlook Express or MSN®) or America Online, Inc. (AOL®). If we are unable to achieve continued market penetration, we will be unable to compete effectively.

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

We face significant competition from large-scale web-based email providers, principally Google, Yahoo and Microsoft

        Our products also compete in the market for web-based email software products and services, such as Google’s Gmail, Yahoo!‘s Mail and Microsoft’s Hotmail. The web based email market is characterized with significant competition, changing technologies and evolving products and services enhancements.

        Google, Yahoo! and Microsoft are each offering a web-based e-mail service in addition to the many other services they provide, such as desktop search, local search, instant messaging, photos, maps, video sharing, mobile applications and so on. We expect these competitors to increasingly use their financial and engineering resources to compete with our client-based e-mail service, if we are unable to successfully compete with them, our results of operations may be adversely affected.

The market for wallpapers, screensavers and photograph management tools is highly competitive, and if we cannot compete effectively, we may not be able to generate revenues in the future or achieve significant market share.

        Our Magentic product is a desktop enhancer and offers brand-new graphically enriched ways to view and enjoy personal photos. This product was first introduced in 2006, currently competes in the market for wallpapers, screensavers and PC software managing and presenting personal photographs, aiming to offer a creative, personal and entertaining experience for PC users. Our main competitors in these areas include Screensavers.com and webshots© by American Greetings Corp. (NYSE: AM). Competition with these products could result in increased investments in R&D and Marketing expenses as well as fewer downloads and registrations of our product.

        Many of our competitors have more established brands, products and customer relationships than we do, which could inhibit our market penetration efforts even if they may not offer a similar variety, currently free of charge, such as American Greetings Corp. (webshots©). If we are unable to achieve continued market penetration, we will not be able to compete effectively.

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

The market for creative instant messaging enrichment tools is highly competitive, and if we cannot compete effectively, we may not be able to generate revenues in the future or achieve significant market share.

        We are currently in the process of developing a creative enhancer for instant messaging adapting our “experience model” currently applied to email, to instant messaging. Our main competitors in this area include SweetIM and SmileyCentral by IAC/InterActiveCorp (Nasdaq: IACI). Competition with these products could result in increased investments in R&D and Marketing expenses as well as fewer downloads and registrations of our product.

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

We may use a substantial portion of our invested resources to acquire an unspecified business. These acquisitions could divert our resources, cause dilution to our shareholders and adversely affect our financial results.

        We may use a portion of our invested resources to acquire complementary products, technologies or businesses. In December 2006, we acquired the assets of a transaction processing company called BizChord Consulting Corporation and, although a relatively small acquisition, diverting management’s attention to a certain extent. The acquisition has not as yet met the Company’s expectations; resulting in the Company recording in the fourth quarter of 2007 an impairment charge to the intangible assets acquired in such transaction in an amount of approximately $0.3 million. Prior to such acquisition our management had no experience making acquisitions or integrating acquired businesses. Negotiating potential acquisitions or integrating newly-acquired products, technologies or businesses could divert our management’s attention from other business concerns and could be expensive and time-consuming. Acquisitions could expose our business to unforeseen liabilities or risks associated with the business or assets acquired or with entering new markets. In addition, we might lose key employees while integrating new organizations. Consequently, we might not effectively integrate any acquired products, technologies or businesses, and might not achieve anticipated revenues or cost benefits. In addition, future acquisitions could result in customer dissatisfaction, performance problems with an acquired product, technology or company, or issuances of equity securities that cause dilution to our existing shareholders. Furthermore, we may incur contingent liability or possible impairment charges related to goodwill or other intangible assets or other unanticipated events or circumstances, and we may not have, or may not be able to enforce, adequate remedies in order to protect our Company. If any of these or similar risks relating to acquiring products, technologies or businesses should occur in the future on a scale that is larger than the effect of the acquisition described above, our business could be materially harmed.

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

        Payment for our products is processed online. We engage third parties to process online payment for our products. Credit card companies could change their policies with respect to acceptance of online payments, refunds and charge-backs or in response to any change in government regulations. Any of these changes could result in increased costs for providing online payment services. Furthermore, implementation of an alternative method for collection of payment would entail substantial expenses and may not be feasible for our business.

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

        We launched our anti-spam solution JunkFilter Plus in the third quarter of 2005. This solution has been providing an increasingly significant portion of our revenues in the past. If our agreement to use the anti-spam software development kit developed by Commtouch Ltd. were to terminate, we would be required to redevelop our JunkFilter Plus anti-spam product, or retain a new provider of a development kit, and, as a result, we may have to refund some of the outstanding subscription fees, we would likely suffer lost revenues and the potential loss of market share.

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

A decline in market acceptance for Microsoft technologies on which our products rely could have a material adverse affect on us

        Our products currently run on Microsoft Windows operating systems. Our web client interfaces are supported on certain browsers which run on Windows, Mac and Linux. A decline in market acceptance for Microsoft technologies or the increased acceptance of other server technologies could cause us to incur significant development costs and could have a material adverse effect on our ability to market our current products. Although we believe that Microsoft technologies will continue to be widely used by businesses, we cannot assure you that businesses will adopt these technologies as anticipated or will not in the future migrate to other computing technologies that we do not currently support. In addition, our products and technologies must continue to be compatible with new developments in Microsoft technologies. We cannot assure you that we can maintain such compatibility or that we will not incur significant expenses in connection therewith.

More individuals are using non-PC devices to access the Internet, and our online services may not be accepted by such users

        The number of individuals who access the Internet through devices other then personal computer, such as mobile phones, has increased dramatically. Our products were designed for rich, graphic enviroments such as those available on desktop and laptop computers. The lower resulotion, slower communication, functioality and memory associated with alternative devices currently available may make the use of our products through these devices difficult. If consumers find our products difficult to access, we may fail to capture a sufficient share of an increasignly important portion of the market for online services and may fail to attract advertisers and web traffic.

Exchange rate fluctuations may decrease our earnings if we are not able to hedge our currency exchange risks effectively.

        A majority of our revenues are denominated in U.S. dollars. However, most of our costs, mainly personnel expenses, are incurred in New Israeli Shekels (NIS). Inflation in Israel may have the effect of increasing the U.S. dollar cost of our operations in Israel. If the U.S. dollar declines in value in relation to the New Israeli Shekel, it will become more expensive for us to fund our operations in Israel. A revaluation of one percent of the NIS as compared to the U.S. dollar could reduce our income before taxes by approximately $0.1 million. During 2005 the exchange rate of the U.S. dollar to the New Israeli Shekel increased, this trend reversed in 2006, and continued to further decrease in 2007 and subsequently in 2008.

        In addition, a significant portion of our sales is in currencies other than the U.S. dollar. In 2007, approximately 25% of our revenues were in these currencies. To the extent such sales are not immediately exchanged for US dollars, we bear a foreign currency fluctuation risk. As of December 31, 2007, we had a net foreign currency liability of approximately $1.3 million and our total foreign exchange income was approximately $0.2 million for the year ended December 31, 2007. In addition, in territories where our prices are based on local currencies, fluctuations in the dollar exchange rate could affect our gross profit margin. To assist us in hedging the risks associated with fluctuations in currency exchange rates, we have contracted a consultant proficient in this area, and are implementing his proposals. However, due to the market conditions, volatility and other factors, his proposals occasionally prove to be ineffective or worse, and the implementation of his proposals ineffective. We may incur losses from unfavorable fluctuations in foreign currency exchange rates. See “Item 11 Quantitative and Qualitative Disclosure of Market Risks” for further discussion of the effects of exchange rate fluctuations on earnings.

A loss of the services of our senior management and other key personnel could adversely affect execution of our business strategy.

        We depend on the continued services of our senior management, particularly Ofer Adler our Chief Executive Officer, Chief Product Officer and co-founder. Our business and operations to date have been mainly implemented under the direction of our current senior management and Yaron Adler, our co-founder and former Chief Executive Officer. In February 2008, Yaron Adler was appointed the Company’s President and Ofer Adler replaced him as Chief Executive Officer. This recent transition or loss of service could create a gap in management and could result in the loss of management and technical expertise necessary for us to execute our business strategy and thereby, adversely affect execution of our business strategy. Although we have obtained “key person” life insurance on the life of Ofer Adler in the amount of $1.5 million, we do not expect to obtain “key person” life insurance with respect to our other officers.

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

        We derive and expect to continue to derive a substantial portion of our revenues from customers outside United States. Our international sales and related operations are subject to a number of inherent risks, including risks with respect to:

—	potential loss of proprietary information due to piracy, misappropriation or laws that may be less protective of our intellectual property rights than those of the United States;

—	costs and delays associated with translating and supporting our products in multiple languages;

—	foreign exchange rate fluctuations and economic instability, such as higher interest rates and inflation, which could make our products more expensive in those countries;

—	costs of compliance with a variety of laws and regulations;

—	restrictive governmental actions such as trade restrictions;

—	limitations on the transfer and repatriation of funds and foreign currency exchange restrictions;

—	compliance with different consumer and data protection laws and restrictions on pricing or discounts;

—	lower levels of adoption or use of the Internet and other technologies vital to our business and the lack of appropriate infrastructure to support widespread Internet usage;

—	lower levels of consumer spending on a per capita basis and fewer opportunities for growth in certain foreign market segments compared to the United States;

—	lower levels of credit card usage and increased payment risk;

—	changes in domestic and international tax regulations; and

—	geopolitical events, including war and terrorism.

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

        If we fail to detect and stop misrepresentations of our site and products, we could lose confidence of our costumers, thereby causing our business to suffer

        We are exposed to the risk of domains using our brand names (such as “IncrediMail”) in various ways, and attracting in this manner our potential or existing users. Many times these domains are engaged with fraudulent or spam activities and using our brand names can result in damaging our reputation and losing our clients’ confidence in our products. If we are unable to detect and terminate effectively this misrepresentation activity, we may lose users and our ability to produce revenues will be harmed.

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

        Although email software programs and services currently enjoy a large market, the development and consumer acceptance of other means of electronic communication, such as text messaging over phone networks, chat-boards, blogs and web-based social networks, could result in a substantial decrease in the size of this market, in which case our revenues could decrease and our products could become obsolete.

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

        The EU has already enacted legislation regarding Value Added Tax imposed on certain software sold by companies outside the EU to consumers in the EU over the Internet. This legislation could be interpreted to include other parts of the Company’s business not yet accrued for by the Company, causing additional significant tax exposure, or alternatively, reduce the competitiveness of the Company’s pricing of its products.

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

        Our principal executive offices are located in Israel. Accordingly, political, economic and military conditions in the Middle East may affect our business directly. Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors. During the summer of 2006, Israel was engaged in an armed conflict with Hezbollah, a Lebanese Islamist Shiite militia group and political party. This conflict involved missile strikes against civilian targets in northern Israel, and negatively affected business conditions in Israel. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could affect adversely our operations. Although Israel has entered into various agreements with the Palestinian Authority, Israel has been and is subject to civil unrest and Palestinian terrorist activity, with varying levels of severity, since October 2000. The election in early 2006 of representatives of the Hamas movement to a majority of seats in the Palestinian Legislative Council and the tension among the different Palestinian factions may create additional unrest and uncertainty. Ongoing and revived hostilities and the attempts to resolve the conflict between Israel and its Arab neighbors often results in political instability that affects the Israeli capital markets and can cause volatility in interest rates, exchange rates and stock market quotes. These or other Israeli political or economic factors could harm our operations and product development and cause our sales to decrease. Furthermore, several countries, principally those in the Middle East, still restrict business with Israel and Israeli companies and, although the impact of these restrictions is not as important for a company such as ours that sells its products through the Internet, it may nevertheless have an adverse effect on our results of operations.

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

        We have generated income and therefore, are able to take advantage of tax exemptions and reductions resulting from the “Approved Enterprise” status of our facilities in Israel. To remain eligible for these tax benefits, we must continue to meet certain conditions stipulated in the Law for the Encouragement of Capital Investments, 1959 (the “Investment Law”), and its regulations and the criteria set forth in the specific certificate of approval. If we fail to meet the required conditions in the future, the tax benefits would be canceled and we could be required to refund any tax benefits we have received with interest and adjustment for change in Israeli consumer price index. These tax benefits may not be continued in the future at their current levels or at any level.

        Effective April 1, 2005, the Investment Law was amended. As a result, the criteria for investments qualified to receive tax benefits as an Approved Enterprise were revised. No assurance can be given that we will, in the future, be eligible to receive additional tax benefits under this law. The termination or reduction of these tax benefits would increase our tax liability in the future, which would reduce our profits or increase our losses. Additionally, if we increase our activities outside of Israel, for example, by future acquisitions, our increased activities might not be eligible for inclusion in Israeli tax benefit programs. As a result of the amendment and recent interpretations, tax-exempt income generated under the provisions of the new law will subject us to taxes upon distribution or liquidation and we may be required to record deferred tax liability with respect to such tax-exempt income, possibly affecting our results in the future. See “Item 10.E Taxation – Israeli Taxation – Law for the Encouragement of Capital Investments, 1959” for more information about these programs.

Risks Related to our Ordinary Shares and their Listing on a Stock Exchange

We incur significant costs as a result of being a public company.

        As a public company, we incur significant legal, accounting and other expenses. We incur costs associated with our public company reporting requirements as well as costs associated with corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, the rules of the Nasdaq Stock Market, the provisions of the Israeli Securities Law that apply to duel listed companies (companies that are listed on the Tel Aviv Stock Exchange (“TASE”) and another recognized stock exchange) and the provisions of the Israeli Companies Law that apply to public companies. For example, as a public company, we have created additional board committees and are required to have two external directors pursuant to the Israeli Companies Law. We have also contracted an internal auditor and a consultant for implementation of and compliance with the requirements under the Sarbanes-Oxley Act. See “Item 5 Operating and Financial Review and Prospects – Overview – General and Administrative Expenses” for a discussion of our increased expenses as a result of being a public company.

A small number of existing shareholders hold a significant percentage of our outstanding ordinary shares and can exercise significant influence over our actions.

        As of February 29, 2008, our directors and officers beneficially owned (including shares issuable upon exercise of options exercisable within 60 days of such date) approximately 35% of our outstanding ordinary shares in the aggregate. The interests of these shareholders may differ from your interests. These shareholders, acting together, could exercise significant influence over our operations and business strategy and will have sufficient voting power to influence all matters requiring approval by our shareholders, including the ability to elect or remove directors, to approve or reject mergers or other business combination transactions, the raising of future capital and the amendment of our articles of association, which govern the rights attached to our ordinary shares. In addition, this concentration of ownership may delay, prevent or deter a change in control, or deprive you of a possible premium for your ordinary shares as part of a sale of our Company.

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

Our History

        We were incorporated in the State of Israel in November 1999 under the name Verticon Ltd. We changed our name to IncrediMail Ltd. in November 2000 to better reflect the nature of our business. We operate under the laws of the State of Israel. Our headquarters are located at 4 HaNechoshet Street, Tel-Aviv 69710, Israel. Our phone number is (972-3) 769-6100. Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19715. Our website addresses are www.incredimail-corp.com and www.incredimail.com. The information on our websites does not constitute part of this annual report.

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

        Since November 20, 2007 the Company’s ordinary shares are also traded on the Tel Aviv Stock Exchange.

Principal Capital Expenditures

        We had capital expenditures of $1.4 million in 2007, $0.8 million in 2006 and $0.3 million in 2005. We currently expect that our capital expenditures will be approximately $0.5 million in 2008. We have financed our capital expenditures with cash generated from operations.

        Our capital expenditures during 2005 consisted primarily of computer hardware and software. In 2006 and 2007, our capital expenditures consisted primarily of leasehold improvements and furnishings, as well as continued investments in computer hardware and software. In 2008, we expect these investments to decrease to a level of less than $0.5 million, for acquiring computer hardware, software, peripheral equipment and installation, all which are expected to be financed by the Company’s resources.

B.	BUSINESS OVERVIEW

Overview

        We are an Internet content and media company, whose products we believe bring a new level of fun, personality and convenience to email, desktops and screen savers, and have been downloaded more than eighty million times. Having secured a large active email user base, IncrediMail is now branching out into Instant Messaging, using its unique content and approach to enhance the user experience.

        Since we began operations in 2000, our products have been downloaded in more than 100 countries, and in 2007 we recorded on average of approximately 1.2 million registered downloads each month. As of December 31, 2007, we have more than 10 million active users, and currently, more than 330 million IncrediMail® emails are sent by our users each month. Our users typically use our products for as long as five years. Through December 31, 2007, we have sold more than 1.3 million products and content licenses worldwide to our registered users. We believe our historical track record of converting registered users to purchasing customers represents a convincing validation of our business strategy.

        We generate revenue by:

—	generating searches and sharing in the revenues with the provider of the search engine

—	selling our premium software products and services;

—	licensing and co-branding our Incredi brand to operators of third party websites; and

—	selling paid advertising and sponsored links on our website and email client.

        For a breakdown of total revenues by category of activity, see “Item 5.A Operating Results – Revenues.”

        To date, we have relied primarily on “viral growth” to grow our user base. Our “viral growth” has resulted from recipients of our users’ emails clicking on the link at the bottom of emails sent with IncrediMail® Xe and then downloading our products and also from word of mouth. Our revenues were $10.9 million in 2006 and $18.7 million in 2007. Our operations have been profitable since 2002, with a gross profit margin of over 90% and an operating income ranging between 15% and 42% of our revenues.

        When we use the term “registered user” in this annual report, we mean an IncrediMail® user who has downloaded one of our products and completed the registration process. Registrations are not necessarily indicative of the number of individual users as a user may register more than one time. In addition, the term “active user” as used in this annual report means a registered user who has performed any activity using any IncrediMail® product or service, including opening or sending emails using IncrediMail®, downloading content or updating the product, in the 90 days prior to the measurement date.

Our Market

        Email Market Opportunity. In recent years, email has become one of the most important forms of electronic communication worldwide. The email market may be divided into two segments: the consumer, or home user, market and the business, or corporate, market. Our products target the consumer market. Both the consumer and the business markets are serviced by many of the same popular email software programs, such as Microsoft Outlook, and by web-based email services, such as Hotmail, Yahoo! ® Mail and Gmail.

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

The IncrediMail Solution

        We employ an innovative approach to enhancing our users’ email experience. Our IncrediMail products provide the following benefits:

—	Variety and Amount of Content. Our products offer users access to an extensive and continually growing pool of content that we believe is one of the largest collections of creative and diverse graphics, sound and multimedia content available online for email communications. We began assembling our content in 1999.

—	Creative Technology. Our proprietarytechnology, which is based on advanced software development standards, is designed to produce robust quality products that provide the functionality expected in an email client packaged in a friendly, less technologically-oriented and entertaining environment.

—	Customization. The diversity of our graphics, sound and multimedia content enables our users to customize and personalize their email messages and letters easily and quickly.

—	Flexibility and Ease of Use for Both Sender and Recipient. We strive to offer a simple and intuitive user interface that enables our users to create different experiences depending on the nature or recipient of the email or letter. Users can easily change one or more features for a specific email. Further, recipients of IncrediMail® emails can easily open them, using most available email clients and can see all the features without the need for special software.

Our Strategy

        Our objective is to become the market leader in entertaining and creative email systems for the consumer and home user market. Based on our survey of downloads of our products and those of competitors from third party websites, we believe that IncrediMail® Xe is one of the most downloaded free products providing an entertaining and creative email system, and our strategy will include building on its popularity and seeking to convert free users to paying customers. The key elements of our strategy are to:

—	Maintain and grow our user base. Our effective viral marketing has resulted in millions of registered users who spread the word about our products and services at relatively low marketing costs to us. For that reason, we expect a significant part of our products and services offering will remain free. In order to increase the size of our user base, we intend to use increasing sums in media buying and other advertising and marketing activities, primarily online. We plan to continue and further increase the team charged with optimizing the media buying effort, increase the effectiveness of our online marketing activity and monetize user registrations and active user base.

—	Increase the use of our products by our users and the searches performed by them through our products. With the increasing monetization possibilities of search generation, the strategic importance of enabling search through and because of our products has grown significantly. This is further emphasized by the demographics of our users and the relatively high revenues they generate while searching over the Internet. We therefore intend to increase the availability of search generating channels to our users through numerous points in each and throughout our products and to leverage the large active user base, primarily, those that are using our free products.

—	Enhance product offerings and increase user sales. We plan to stimulate growth of our sales and enhance our cross-sale capabilities by improving our existing product and service offering. We will continue to seek to convert free users into paying customers by marketing the paid products and services to our large user base.

—	Avoid offensive market tools. We design our products and services to address users’ aversion to spam, spyware and other perceived offensive Internet marketing tools, which we believe encourages more use of them and increases user loyalty.

—	Continue to focus on the online consumer market. Email continuesto grow as a communication medium. The Internet allows us to reach potential users throughout the world quickly and easily as well as reduces the costs associated with sales and distribution of our products and services.

Our Products

        Our products are currently available in nine languages in addition to English. Prices and license fees for our premium products vary based on market, length of license period and whether the products are offered together. We offer the following products, all of which may be downloaded over the Internet through a personal computer running on a Microsoft Windows operating system:

        IncrediMail® Xe, launched in September 2000, is our flagship product that is available over the Internet free of charge. It offers a variety of features that the user can apply to email messages including:

—	pre-prepared backgrounds and letterheads;

—	animated notifiers (animated indications that mail has been received);

—	emoticons (animations that are intended to convey emotions);

—	3D effects;

—	handwritten signatures;

—	a web gallery with additional animations, notifiers and email backgrounds;

—	sound effects; and

—	virtual e-cards.

        Since the second quarter of 2004, IncrediMail® Xe also includes basic anti-spam features that allow users to specify trusted domains and email addresses. Emails that come from the specified sources will not be treated as spam; all other emails will be automatically marked as potential spam.

        IncrediMail® Premium, launched in the first quarter of 2001, is an enhanced version of IncrediMail® Xe. Users who upgrade their free version of IncrediMail® Xe through the purchase of IncrediMail® Premium also benefit from the following features:

—	no advertising banners displayed in the product;

—	the ability to change the appearance of the product through the use of software skins;

—	voice message recorder;

—	no promotional link at the bottom of outgoing emails;

—	enhanced notifiers;

—	a web gallery with additional animations, notifiers and email backgrounds;

—	advanced account access; and

—	email-based user support.

        The advanced account access system allows a user to download a specific email from an account without necessarily downloading all emails that have been delivered to the account. In addition, it allows a user to preview the email details residing on the server and delete email messages from the account without first having to download them. This software feature is built into IncrediMail® Premium and does not require the user to download or install any additional software. Users are therefore able to remove undesirable emails that they suspect may be infected with viruses or that may otherwise compromise their computers without downloading them. We generally charge $29.95 for IncrediMail® Premium.

        IncrediMail® Letter Creator, also launched in the first quarter of 2001, is an application that enables IncrediMail® Xe and IncrediMail® Premium users to design and create their own personalized email letters and ecards. Such users can create their own letterheads, customize their emails with 3D effects, font styles, images and pictures and add personalized backgrounds. Emoticon Super Pack, launched in the first quarter of 2005, is a special package of emoticons sold separately.

        Through December 31, 2007, we have sold approximately 0.9 million licenses for IncrediMail® Premium, IncrediMail® Letter Creator or Emoticon Super Pack. We generally charge $39.95 for IncrediMail® Letter Creator, $49.95 for a bundled package of IncrediMail® Premium and IncrediMail® Letter Creator and $9.95 for Emoticon Super Pack.

        The Gold Gallery, launched in February 2004, is a license-based content product. It offers additional IncrediMail® content files in the form of email backgrounds, animations, sounds, graphics and email notifiers. Through December 31, 2007, we have sold approximately 0.3 million licenses for The Gold Gallery of which approximately 64% were for a one year license, 3% were for a two year license and 33% were for a lifetime license for use of the content database. IncrediMail® Xe and IncrediMail® Premium users can license The Gold Gallery for a fee ranging from $25.95 to $58.55, depending on the length of the license period.

        JunkFilter Plus, launched in July 2005, is an advanced anti-spam product, based on the Recurrent Pattern Detection Technology (RPD™) that we license from Commtouch Ltd. JunkFilter Plus offers a filtering technique to manage unwanted email, including offensive content, viruses, hoax emails and identity theft scams. This anti-spam product is designed to automatically identify and block undesirable mail from the user’s inbox and protect against fraudulent and malicious emails. It detects and blocks spam in the first few minutes of an outbreak, unlike other anti-spam approaches. We generally charge $39.95 for our JunkFilter Plus. Through December 31, 2007, we have sold approximately 0.2 million licenses for JunkFilter Plus.

        Magentic, was launched as a Beta in April 2006 and fully released a few months later. Magentic enhances and enriches the computer desktop by adding enhanced graphics enabling users to easily personalize the working environment. Magentic offers hundreds of high quality wallpapers and screensavers and has already over 5.9 million registered downloads. We are currently developing a new version of this product. Magentic2 is intended to be, when completed, a brand-new graphically enriched ways to view and enjoy personal photos. Some of the features in Magentic2 are: 3D Photo Screensavers enriched with a variety of styles and designs, fun desktop widgets that display photos in the most creative and playful ways (named “PhotoToys”), and Collage Wallpapers presenting photos within various themes, sceneries, and illustrations. Magentic2 is designed to reveal on a user’s desktop all chosen photos saved on a user’s personal computer.

        In addition, the software allows users to take photos from photo hosting web sites (such as Flickr and Picasa) and continue viewing new photos once uploaded to these sites directly in Magentic2 as well, thereby enabling the user to enjoy photos on the computer desktop.

Products under Development

        Our research and development activities are conducted internally by our Chief Technology Officer and a 64-person research and development staff. Our research and development efforts are focused on the development of upgraded software, new features and new products. In addition to the continued development and enhancement of our existing product suite, we are currently developing a graphic enhancing tool for instant messaging products.

        IncrediMail is developing a product that will enable incorporation of its rich content and creativity into the instant messenger tools, such as Windows Live Messenger®. By doing so, we will bring in new demographics into the IncrediMail® experience.

        In the past we had initiated numerous other projects such as branded content and a social community site for IncrediMail® users, however, these efforts have been discontinued while we focus on our core competencies. Management is constantly reassessing its initiatives, in an effort to optimize and leverage its added value and competitive advantages. Although the above projects are the initiatives currently identified by our management, we cannot assure you that these projects will be completed as currently contemplated or at all. In addition, future initiatives may take priority over the development of these projects.

Sales, Marketing and Distribution

        Our products are sold throughout the world in more than 100 countries. The following table shows the distribution since inception of our registered users and products sold by territory:

	Registrations	Products Sold

Europe	55%	36%
North America	25%	52%
South America	11%	3%
Oceania	2%	6%
Other	7%	3%

        To date, we have relied mainly on “viral growth,” arising from recipients of our users’ emails clicking on the link at the bottom of emails sent with IncrediMail® Xe and then downloading our products and from word-of-mouth. In addition, we have recently begun employing traditional marketing strategies, including offline and online advertising and public relations events and we intend to further increase these efforts. We have designed our products to address users’ aversion to spam, spyware and other perceived offensive Internet marketing tools. To date, we have not been affected by the growing number of installations by Internet users of “filter” software programs that allow them to block “pop up” advertisements or to prevent installation of software components that act as spying agents. The growth of our revenues would be adversely affected if our products, while not doing any of these things, were subject to being “filtered” by consumers.

        During 2006 we opened an office in the United States, which is charged with local corporate communications, business development efforts and our marketing effort in China.

        We have typically experienced stronger sales in the first and fourth quarters, principally because our products and services are purchased in holiday sales in December or in the after-holiday sales in January. This is in addition to the general seasonality of the Internet as well as e-commerce, being more active in the winter months.

        We currently have a Vice President – Marketing and 19 employees in our sales and marketing department. We expect to hire additional sales and marketing personnel in Israel, as we increase our marketing efforts, optimizing our media buying and increasing our search generated revenues.

        We have begun discussions with various possible partners the introduction and marketing of our products in China. Although, as mentioned, we have completed translating our applications to Chinese and Japanese, we now must pursue cultural adaptation and subsequently market our products in China in order to see the results of this effort in the latter part of 2008.

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

        In June 2006 we signed an agreement with Yahoo! Inc. to offer a co-branded version of the Yahoo! Personals service, launching the new dating service, “IncrediMail® Personals provided by Yahoo! Personals”, located at http://incredimail.personals.yahoo.com. We generate revenues through Yahoo! paying us a portion of the revenues generated by this site. The agreement with Yahoo! provides us the right to use Yahoo! Personals as our exclusive dating partner in the U.S. and market Yahoo! Personals under our brand name to our U.S. users.

        In addition, in October 2006 we signed an agreement with Babylon Ltd., by which, the Company has built into its most recent version of IncrediMail Babylon’s single-click translation and information solutions, available free of charge to all of IncrediMail’s users worldwide. Besides the added value being provided to the Company’s users, these users will have the option to purchase Babylon 6, a full version to use on any desktop application outside IncrediMail® and IncrediMail will receive a portion of these revenues.

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

        In 2001, we submitted patent applications in the United States, Europe and Israel for the following two inventions:

—	system and method for visual feedback of command execution in electronic mail systems; and

—	system and method for intelligent transmission of digital content embedded in electronic mail messages.

        In July 2006, a patent was awarded in the US for the first invention; a patent has not yet been issued for the second invention.

        In 2007 an international application was filed for the invention “interactive message editing system and method”.

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

        JunkFilter Plus was developed using an anti-spam software development kit developed by Commtouch Ltd. Under our December 2004 agreement with Commtouch, Commtouch granted us a nonexclusive right and license to copy the software development kit and related software and documentation for purposes of further development or modification in connection with the design, development and sale of products that integrate the spam identification and classification services of Commtouch’s Detection Center, and to sell products incorporating such software and documentation. Under the agreement, we pay Commtouch an annual fee for each customer who purchases JunkFilter Plus based on the number of purchasers. The agreement had a one-year initial term, beginning with the commercial launch date of the JunkFilter Plus in July 2005 and was extended most recently for another year, ending July 2008. We may mutually renew the agreement for successive periods of 12 months each but during any renewal period either of us may terminate the agreement upon 90 days’ prior written notice or with shorter notice upon the occurrence of certain events enumerated in the agreement. Commtouch will continue to provide customers with accessibility to its software and our integrated products following termination of the agreement, and the licenses granted to our customers will also survive such termination.

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

        Our main competitors among specialized providers of email services offer the following products: Arcsoft Multimedia Email™ 3, LetterMark™ email, FunWeb Products™, Hotbar® and WikMail 2005. In addition, our products also face competition from general email software programs offered to the private market by large Internet and software companies, such as AOL9 by America Online, Inc., Eudora® by QUALCOMM Incorporated (Nasdaq: QCOM), Thunderbird® by Mozilla Foundation and Outlook Express and MSN9 by Microsoft Corporation (Nasdaq: MSFT), some of which may also incorporate certain special features that provide a personalized email experience. Many of the large Internet and software companies offer their email software programs free of charge. Our main competition among providers of wallpapers and screensaver, as does Magentic, offer the following products: webshots.com and screesavers.com, which offer wallpapers and screensavers both free and premium products for a fee. Our main competition in the area of creative instant messenger tools offered by Competition with these products could result in reduced prices and margins, fewer purchases of our products and services, increased research and development costs as well as marketing expenses and loss of market share with regard to our traditional products, or not achieving adequate market share with our new products and those currently being developed.

        Many of our competitors have more established brands, products and customer relationships than we do, which could inhibit our market penetration efforts even if they may not offer a customized and entertaining email experience similar to IncrediMail®. For example, consumers may choose to receive an extensive package of Internet and email services from a more dominant and recognized company, such as Microsoft Corporation (Outlook Express or MSN®) or America Online, Inc. (AOL®). If we are unable to achieve continued market penetration, we will be unable to compete effectively.

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

Government Regulation

        Our database and BizChord’s database, which include a database of registered users, falls within the definition of a database that requires registration under the Israeli Protection of Privacy Law 1981. Maintaining a database other than in compliance with this law may subject the owner, holder, manager and operator to criminal liability and civil liability. We registered our database with the Data Base Registrar on June 20, 2004. BizChord’s database has not yet been registered and is currently in the process of completing its database registration.

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

        We lease our facility, located in Tel Aviv, Israel, pursuant to a lease that was entered into during 2006 and expires in 2011, with an option to extend the lease for 2 more years. The lease is for a total area of 2,300 square meters, at a monthly rent of approximately $20.4 per square meter. On October 15, 2007 we amended the lease so the leased area was re-evaluated and set out to be 1,700 square meters, and our said option regarding the additional square meters was exercised.

        We own 73 servers that are hosted in a server farm by Bezeq International Ltd., which we refer to herein as Bezeq. Our servers include mainly web servers, application servers, ad servers, mail servers and database servers. Bezeq provides the Internet and related telecommunications services, including hosting and location facilities, needed to operate our website. Bezeq is Israel’s largest provider of such services and is a member of Bezeq Group, Israel’s national telecommunications provider. Bezeq provides these services through standard purchase orders and invoices. We add servers and expand our systems located at their facilities as our operations require. We have no current intention to replace Bezeq or to employ an additional provider for these services. We believe there are many alternative providers of these services both within and outside of Israel.

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

        Since we began operations in 2000, we have recorded approximately 87 million registered downloads of our free products in more than 100 countries, and in 2007, we recorded an average of more than 1.18 million registered downloads each month. As of December 31, 2007, we had 10 million active users, and currently, our users send over 330 million IncrediMail® emails each month. We define an “active” user as any user who has performed any activity using any IncrediMail® product or service, including opening or sending emails using IncrediMail®, downloading content or updating the product, in the 90 days prior to the measurement date. Our users typically use our products for as long as five years, based on current statistics (this was estimated in the past as three years). Through December 31, 2007, we have sold over 1.3 million products and content licenses worldwide to our registered users. We believe our historical track record of converting registered users to purchasing customers represents a convincing validation of our business strategy.

        Prices and license fees for our products vary based on market, length of license period and whether the products are offered together. Our prices and fees range from less than $10 to about $60. These prices can vary in currencies, other than the US dollar.

Revenues

        We generate our revenues primarily from five major sources: (i) software licensing, mainly IncrediMail® Premium, our email software, and its complimentary products, (ii) content licensing of The Gold Gallery, our content database, (iii) JunkFilter Plus service, our anti-spam solution, (iv) advertising, from keyword search, advertising in our email client, our content database and on our website, and (v) collaboration arrangements with two websites operators who use our Incredi brand name and to whom we refer users, IncrediGames.com, an online computer games site, and IncrediMail®Personals.com, an online dating service. The following table shows our revenues by category (in thousands of US Dollars):

	Year Ended December 31,
	2005	2006	2007

Advertising	$658	$2,368	$8,757
Anti-spam solution	191	1,828	3,424
Software	4,104	3,494	3,128
Content licensing	1,665	2,463	2,526
Collaboration and other	784	698	840

Total revenues	$7,402	$10,851	$18,675

Cost of Revenues

        Our cost of revenues consists primarily of salaries and related expenses, license fees and payments for content and server maintenance.

Research and Development Expenses

        Our research and development expenses consist primarily of salaries and other personnel-related expenses for employees primarily engaged in research and development activities. We expect our research and development expenditures to continue and increase as we continue to devote resources to research and develop new products.

Selling and Marketing Expenses

        Our selling and marketing expenses consist of salaries and other personnel-related expenses for employees primarily engaged in marketing activities, media buying, payments to our PR firm, credit card commissions and fees to our payment gateway providers that provide secure Internet payment processes. Credit card commissions vary between 1.9% and 3.3% based on the credit card, currency of payment and location of clearing agency. We expect our selling and marketing expenses to continue and increase significantly as a result of expansion of our marketing efforts in general and our media buying and online marketing in particular.

General and Administrative Expenses

        Our general and administrative expenses consist primarily of salaries and other personnel-related expenses for executive, accounting and administrative personnel, professional fees and other general corporate expenses. We expect our general and administrative expenses to continue to increase as a result of our continuing growth.

Income Tax Expense (Benefit)

        In 2001 and 2003, we were granted the status of “Approved Enterprise” and in 2008 we have received approval for continued “Privileged Enterprise” status, all with respect to three separate investment programs, entitling us to a tax exemption for a period of two years and to a reduced tax rate of 10%-25% for an additional period of five to eight years (depending on the level of foreign investment in our Company). The “Approved Enterprise” status and the “Privileged Enterprise” status allow for 0% corporate tax for a limited period of time on undistributed profits generated from operations, and preferential taxation of the distributed portion, requiring regular Israeli corporate tax on income generated from other sources. See “Israeli Taxation–Law for the Encouragement of Capital Investments, 1959” for more information about these programs.

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

Revenue recognition

        Revenues from email software license sales are recognized when all criteria outlined in Statement of Position (“SOP”) 97-2, “Software Revenue Recognition” (as amended), are met. Revenues from software license are recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable and collectability is probable.

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

        Collection is probable: We are subject to a minimal amount of collection risk related to our customers as these are either from very profitable global market leader or obtained through credit card sales .

        Revenues from licensing The Gold Gallery content database are recognized over the term of the licensing period. We offer one year, two year and lifetime licenses for The Gold Gallery content database for a one-time, upfront payment. The different term licenses accounted for 6%, 1% and 6% of our revenues in 2007, respectively. Our estimation of the lifetime usage of The Gold Gallery is now based on historical data collected in the fourth quarter of 2007, just over three years after this product was introduced. This data showed that 40% of the purchasers were still using this product 3.5 years after they purchased it. Prior to having access to this data we estimated the lifetime usage at being three years, based on the analysis of the lifetime usage of other products. Therefore, until the fourth quarter of 2007, we recognized revenue for The Gold Gallery lifetime license over three years and since the fourth quarter of 2007 we have been recognizing revenue for The Gold Gallery lifetime license over five years. The effect of this change in estimate was to reduce 2007 revenues by $0.2 million, decrease 2007 net income by $0.2 million, and decrease 2007 basic and diluted earnings per share by $ 0.01. We continually track usage patterns, and as we gather more user information, we may update this estimated useful life. If the lifetime usage of The Gold Gallery is demonstrated to be shorter or longer than the current estimated five years, we would recognize revenues earlier or later. Based on our current revenue streams, such an adjustment would not have a significant effect on our revenues.

        Revenues from JunkFilter Plus services are recognized over one year, which is the term of the service period.

        Our deferred revenue consists of the unamortized balance of The Gold Gallery and the JunkFilter Plus license fees, which totaled $4.8 million as of December 31, 2007, of which $3.3 million was classified as short-term deferred revenues and the balance as long-term deferred revenue on our balance sheet.

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

Stock-Based Compensation

        On January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123(R)”) which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees and directors. SFAS 123(R) supersedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), for periods beginning in fiscal year 2006. The Company adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard starting from January 1, 2006, the first day of the Company’s fiscal year 2006. Under that transition method, compensation cost recognized in the year ended December 31, 2006, includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R). Results for prior periods have not been restated. As of December 31, 2007, the total compensation cost, related to options granted to employees, not yet recognized, amounted to $1.6 million. This cost is expected to be recognized over a weighted average period of 3 years. Our stock-based compensation to employees was allocated as follows (in thousands):

	Year Ended December 31,
	2005	2006	2007

Cost of revenues	$7	$7	$11
Research and development	56	94	79
Selling and marketing	45	53	60
General and administrative	3	371	524

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

Taxes on Income

        We record income taxes using the asset and liability approach. Management judgment is required in determining our provision for income taxes. The provision for income tax is calculated based on our assumptions as to our entitlement to various benefits under the applicable tax laws. The entitlement to such benefits depends upon our compliance with the terms and conditions set out in these laws. Although we believe that our estimates are reasonable and that we have considered future taxable income and ongoing prudent and feasible tax strategies in estimating our tax outcome, there is no assurance that the final tax outcome will not be different than those which are reflected in our historical income tax provisions and accruals. Such differences could have a material effect on our income tax provision, net income and cash balances in the period in which such determination is made.

        On January 1, 2007, we adopted FIN No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN No. 48”), which contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No. 109, “Accounting for Income Taxes” (“SFAS No. 109”). The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. Prior to January 1, 2007, we estimated our uncertain income tax obligations in accordance with SFAS No. 109 and SFAS No. 5 “Accounting for Contingencies.”

        We recorded interest on late paid taxes as tax expenses. Our policy for interest related to income tax exposures was not impacted as a result of the adoption of the recognition and measurement provisions of FIN No. 48.

        As a result of the implementation of FIN No. 48, the Company recognized a $83 thousand increase in liability for unrecognized tax benefits, which was accounted for as an decrease to the January 1, 2007 balance of retained earnings

Impairment of investments in marketable securities.

        We regularly review our investments for factors that may indicate that a decline in the fair value of an investment below its cost or amortized cost is other-than-temporary. Some factors considered in evaluating whether or not a decline in fair value is other-than-temporary include: our ability and intent to retain the investment for a period of time sufficient to allow for a recovery in value; the duration and extent to which the fair value has been less than cost; and the financial condition and prospects of the issuer. Such reviews are inherently uncertain in that the value of the investment may not fully recover or may decline further in future periods resulting in realized losses.

Impairment of Long-Lived Assets.

        Our long-lived assets include property and equipment, goodwill and other intangible assets. In assessing the recoverability of our property and equipment and other intangible assets, we make judgments regarding whether impairment indicators exist based on legal factors, market conditions and operating performances of our business and products. Future events could cause us to conclude that impairment indicators exist and that the carrying values of the intangible assets or goodwill are impaired. Any resulting impairment loss could have a material adverse impact on our financial position and results of operations.

        SFAS No. 142, “Goodwill and Other Intangible Assets,” requires that goodwill be tested for impairment at the reporting unit level on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. These events or circumstances could include a significant change in the business climate, legal factors, operating performance indicators, competition or sale or disposition of a significant portion of a reporting unit. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit. The goodwill impairment test is a two step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the enterprise must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting units’ goodwill over the implied fair value of that goodwill. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed. The fair value of a reporting unit is estimated using a discounted cash flow methodology. This requires significant judgments including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for our business, the useful life over which cash flows will occur and determination of our weighted average cost of capital. Changes in these estimates and assumptions could materially affect the determination of fair value and/or goodwill impairment for each reporting unit.

        We are required to assess the impairment of long-lived assets, tangible and intangible, other than goodwill, under SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” on a periodic basis, when events or changes in circumstances indicate that the carrying value may not be recoverable. Impairment indicators include any significant changes in the manner of our use of the assets or the strategy of our overall business, significant negative industry or economic trends and significant decline in our share price for a sustained period.

        Upon determination that the carrying value of a long-lived asset may not be recoverable based upon a comparison of aggregate undiscounted projected future cash flows to the carrying amount of the asset, an impairment charge is recorded for the excess of fair value over the carrying amount. We measure fair value using discounted projected future cash flows.

Recently issued accounting pronouncements:

        In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”). This Standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. The provisions of SFAS No. 157 are effective for the Company beginning January 1, 2008. The FASB issues a FASB Staff Position (FSP) to defer the effective date of SFAS No. 157 for one year for all nonfinancial assets and nonfinancial liabilities, except for those items that are recognized or disclosed at fair value in the financial statements on a recurring basis. The Company does not expect the adoption will have material impact on its consolidated financial statements.

        In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”). SFAS No. 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected to be reported in earnings. The provisions of SFAS No. 159 are effective for the Company beginning January 1, 2008. The Company does not expect the adoption of SFAS No. 159 will have an impact on its consolidated financial statements.

        In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”). SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non controlling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141R is effective for fiscal years beginning after December 15, 2008. Earlier adoption is prohibited. The Company believes that the adoption of SFAS 141R could have an impact on its consolidated financial statements; however, the impact would depend on the nature, terms and magnitude of acquisitions it consummates in the future.

        The following table sets forth, for the periods indicated, our statements of operations expressed as a percentage of total revenues (the percentages may not equal 100% because of the effects of rounding):

	Year Ended December 31,
	2005	2006	2007

Revenues, net	100%	100%	100%
Cost of revenues	8	8	9

Gross profit	92	92	91
Operating expenses
Research and development costs	28	30	33
Selling and marketing expenses	12	16	25
General and administrative expenses	12	25	20
Goodwill impairment	-	-	1

Total operating expenses	52	71	79

Operating income	40	21	12
Financial income (expense) and other, net	-	9	(19)

Income (loss) before taxes on income	40	30	(7)
Income tax expense	11	7	8
Tax expense in respect of dividend paid out of tax exempt income	13	-	-

Net income (loss)	16%	23%	(15)%

        As shown in the above table, our operations are characterized by high margins, which are attributable mainly to two factors: (i) we do not have manufacturing costs for our products, and (ii) we sell our products and services online and rely primarily on viral marketing, although in 2007, we increased our investment in non-viral marketing. The continued decrease in our operating margin in 2007 compared to 2006 and 2005, resulted primarily from our increased investment in marketing, R&D and general and administrative expenses to accommodate our growth. If our revenues increase (as we expect), we expect our operating margins to increase in the long-term, although they may not reach the levels we have experienced in recent years.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

        Revenues. Revenues increased by 72%, from $10.9 million in 2006 to $18.7 million in 2007. The increase in revenues was primarily due to a $6.4 million increase in advertising revenues, with search generating revenues accounting for the entire increase. Product and subscription sales continued to increase in 2007, going up by $1.3 million, or 17%. This was achieved by a 39% increase in our Gold Gallery and JunkFilter Plus subscription revenues, partially offset by an 10% decrease in our revenues from product sales of IncrediMail®Premium. These changes reflect the success of our strategy to migrate from product sales to subscriptions and leverage the growth potential of search generated revenues and our large user base, comprised primarily of those using our free products. As our products mature and search availability expands, we expect search generated revenues to increase in the future at a faster pace than our other revenue streams, and as such, to account for a larger portion of our revenues.

        Cost of Revenues. Cost of revenues increased by $0.9 million, from $0.9 million in 2006 to $1.8 million in 2007. The increase was primarily due to a $0.8 million increase in salaries and related expenses, caused by the increase in support and creative staff, as well as a $0.2 million increase in payments for our anti-spam software, as JunkFilter Plus sales increased. As a result, in parallel with the increase in revenues, our gross profit margin was 91% in 2007, compared to 92% in 2006. Together with the growth in our search generated revenues, we expect the gross profit margin to remain at its current level and as long as this remains the trend, possibly improve.

        Research and Development Expenses (“R&D”). R&D increased $2.8 million, from $3.3 million in 2006 to $6.1 million in 2007. The increase was primarily attributable to an increased investment in products recently introduced and those planned for future release in 2008. In 2006 we released Magentic, a desktop enhancing solution, currently providing wallpapers and screensavers. As of the end of March 2008, Magentic has drawn over 6.0 million registered users. In 2007 we began developing a new version of Magentic, dramatically enhancing its personal photograph tools, and we expect to release Magentic2 during the second quarter of 2008. In addition, we are working on a totally new version of our back-bone email client product IncrediMail®. Although we have released numerous upgrades to this product, this will be the first full makeover, improving the graphics and numerous user friendly functions, bringing a much more graphically advanced user interface. These initiatives, together with our ongoing effort to continuously improve our existing suite of products, are expected to cause our R&D expenses to further increase in 2007. As a percentage of revenues, R&D increased from 30% in 2006 to 33% in 2007.

        Selling and Marketing Expenses. We more than doubled our selling and marketing expenses, increasing them from $1.8 million in 2006, to $4.7 million in 2007. The increase in selling and marketing expenses was primarily attributable to new marketing initiatives, including media buying which accounted for $1.4 million in 2007, and we expect to further increase the expenditure in this venue significantly in 2008. In 2007, we also invested in numerous other online marketing initiatives, such as branded content, our social community website – IncrediWorld, as well as off-line marketing and advertising. These other online and offline initiatives have been since curtailed, as we focus on our core competencies for growing our user base and revenues in the future. In 2007 we continued to increase the staffing of our marketing department, and we expect to continue and do so in 2008, focusing on optimization and media buying proficiencies.

        General and Administrative Expenses (“G&A”). G&A increased by $1 million, from $2.7 million in 2006 to $3.7 million in 2007. This increase was caused primarily due to increased staffing to accommodate the Company’s growth; as well as a $0.2 million increase in costs of investor relations and other public company-related professional fees. Finally, the Company incurred in 2007 a $0.5 million expense incurred by stock based compensation in accordance with FASB 123(R), compared to $0.4 million in 2006. As a percentage of revenues, G&A decreased from 25% in 2006 to 20% in 2007.

        Financial Expense, net. The financial expense was due to our recording a $4.9 million expense from the other-than-temporary impairment of our investment in Auction Rate Securities currently not liquid. Recent uncertainties in the credit markets have adversely affected the liquidity of auction rate securities as potential buyers have been unwilling to purchase these securities, adversely affected by the existing conditions in the mortgage securities market. The liquidity of these investments has been significantly impacted by these conditions, and the specific security held by the Company was recently downgraded from AAA to CCC by S&P, although we continue to receive interest payments every 28 days. During recent months, the Company tried to sell such security, with no success. The Company received from its banker a valuation of this security, resulting in it recording an, other-than-temporary impairment of $4.9 million. The Company has no other auction rate securities. This expense was partially offset by financial income of $1 million of interest income and net return on our investments. Our current investment policy is to purchase debentures of a limited sum and relatively short-term maturity, rated at A and higher, dollar denominated or linked.

        Income (Loss) before Tax. The loss before tax in 2007 was $1.4 million, compared to income before tax of $3.2 million in 2006. The loss in 2007 was primarily attributable to the $4.9 million expense to the write-down of our investment, as described above, partially offset by other financial income.

        Taxes on Income. Income tax in 2007 was $1.4 million, compared to $0.8 million in 2006. Although the Company had a loss before tax in 2007, it still recorded a tax expense. This is due to our recording a valuation allowance with respect to deferred tax assets related to other-than-temporary impairment on marketable securities and ARS, due to current uncertainty of whether we will produce sufficient capital gains in the future, which are considered a source of income required to offset losses from marketable securities under the Israeli Tax Law. In addition, the effective tax rate on the other income increased, compared to 2006, as the benefits from the Company’s Approved Enterprise program were greatly reduced in 2007, compared to 2006. As the Approved Benefit Program for 2008 has already been approved, we expect these benefits to return to a great extent in 2008.

        Net Income (Loss). The Net Loss in 2007 was $2.8 million, compared to Net Income of $2.5 million in 2006. The cause of the Net Loss in 2007, was primarily attributable to the aforementioned $4.9 million other-than-temporary loss from our investment, and creating valuation allowance against the deferred tax asset from that expense.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

        Revenues. Revenues increased by 47%, from $7.4 million in 2005 to $10.9 million in 2006. The increase in revenues was primarily due to a $2.4 million increase in The Gold Gallery and JunkFilter Plus subscription revenues, which resulted from the completion of the first one-year subscription cycle of our JunkFilter Plus and the subsequent renewals of these subscriptions in 2006, as compared to 2005, when we had revenues for a period of less than six months. In addition, advertising revenues more than doubled, increasing by $1.7 million in 2006 compared to 2005, which increase was primarily a result of revenues from keyword searches as well as increased advertising revenues from our clients and web page. As a result of our marketing strategy, these increases more than offset the $0.6 million decrease in one-time fee sale of our IncrediMail® Premium and related products.

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

        Research and Development Expenses (“R&D”). R&D increased $1.2 million, from $2.0 million in 2005 to $3.2 million in 2006. The increase was primarily attributable to an increased investment in products introduced in 2006 and those planned for future release in 2007. In 2006 we released Magentic, a desktop enhancing solution, currently providing wallpapers and screensavers. As of February 2007, although less than a year since release, Magentic had drawn over 1.9 million registered users. As a percentage of revenues, R&D increased from 28% in 2005 to 30% in 2006.

        Selling and Marketing Expenses. Selling and marketing expenses increased by $0.9 million, from $0.9 million in 2005 to $1.8 million in 2006. The increase in selling and marketing expenses was primarily attributable to increased staffing of our marketing department, which accounted for $0.4 million in 2006, the opening and staffing of our NY office, which accounted for $0.3 million in 2006, and advertising costs, which increased by $0.2 million from 2005. As a percentage of revenues, sales and marketing expenses increased from 12% in 2005 to 16% in 2006.

        General and Administrative Expenses (“G&A”). G&A increased by $1.8 million, from $0.9 million in 2005 to $2.7 million in 2006. This increase was caused primarily due to increased staffing, intended to accommodate the Company’s growth and its becoming a public company (which included recruiting a new CFO and enhancing the Company’s finance department); as well as a $0.5 million increase in costs of investor relations and professional fees as required by a public company. Finally, the Company incurred a $0.4 million expense incurred by stock based compensation in accordance with FASB 123(R). As a percentage of revenues, G&A increased from 12% in 2005 to 25% in 2006.

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

        Income Tax. Income tax in 2006 was $0.8 million, similar to 2005, with an effective tax rate of 24%, compared to 29% in 2005. The reduction in the effective tax rate was primarily due to significant growth in revenues, causing a higher percentage of income to be taxed at a lower rate. In 2005 we recorded a one-time tax expense in the amount of $0.9 million in respect of a dividend paid out of tax-exempt income that was declared and paid in July 2005. Under Israeli tax law, tax-exempt income that is distributed becomes taxable upon distribution at the corporate tax rate applicable to such income (currently 25% of the gross distributed amount). As a result of our including virtually all our revenues in the “Approved Enterprise” program, we reduced our tax rate and recorded a tax credit for prior years of $0.1 million.

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

        As of December 31, 2007, we had working capital of $19.8 million and our primary source of liquidity was $23.4 million in cash, cash equivalents, deposits and marketable securities. As of December 31, 2006, we had working capital of $21.6 million, and our primary source of liquidity was $25.7 million in cash, cash equivalents and marketable securities. The decrease in working capital and cash, cash equivalents and marketable securities was due to the $4.9 million impairment of our investment in marketable securities described above, which was partially offset by cash generated by our operations.

        We believe that our cash balances and cash generated from operations will be sufficient to meet our anticipated cash requirements for at least the next 12 months.

        Net Cash Provided By Operating Activities. Net cash provided by operating activities was $3.8 million, $5.2 million and $4.0 million for 2005, 2006 and 2007, respectively. The change in net cash provided by operating activities reflects the growth in revenues, including those deferred in 2006 and 2007, offset primarily by our increased investment in R&D, Sales and Marketing.

        Net Cash Used In Investing Activities. Net cash used in investing activities was $1.4 million, $16.1 million and $7.9 million in 2005, 2006 and 2007, respectively. In 2007, net cash used in investing activities consisted primarily from investment in marketable securities of $5.4 million, net of proceeds from sales of marketable securities, investment in short term deposits of $1.0 million and a $1.4 million investment in property and equipment.

        Net Cash Provided by (Used In) Financing Activities. Net cash provided by (used in) financing activities was ($4.8) million in 2005 (resulting from the payment of dividends to our shareholders), $16.8 million in 2006, resulting from issuance of shares in our initial public offering in January 2006 and $0.3 million in 2007.

C.	RESEARCH, DEVELOPMENT, PATENTS AND LICENSES, ETC.

        Our research and development activities are conducted internally by our Chief Technology Officer and a 72-person research and development staff. Our research and development efforts are focused on the development of new products and upgrading the software and new features for existing products. Included in the new products is Magentic, a desktop enhancing solution, currently providing wallpapers and screensavers, which we released in April 2006. In 2007 we began developing a new version of Magentic, dramatically enhancing its personal photograph tools, and we expect to release Magentic2 during the second quarter of 2008. In addition, we are working on a new version of our back-bone email client product IncrediMail®. Although we have released numerous upgrades to this product, this will be the first full makeover, improving the graphics and numerous user- friendly functions, bringing a much more graphically advanced user interface. Finally, we are developing a product adapting our creative content to the instant messaging environment.

        Our research and development expenditures were $2.0 million, $3.2 million and $6.1 million, in the years ended December 31, 2005, 2006 and 2007, respectively. We intend to continue our investment in product development and as a result we expect our expenditures on research and development to further increase as we develop additional products.

D.	TREND INFORMATION

        Sales. The increase in sales in 2007 compared to 2006 was due to the rapid increase in advertising revenues, particularly those stemming from search generated revenues, coupled with significant growth in subscription revenues, particularly the JunkFilter Plus subscription. We believe that the potential for growth in search generated revenues is much greater than product sales and that search generated revenues and subscriptions are more lucrative than product sales. Therefore, we intend to continue emphasizing our marketing efforts on search generated revenues and subscriptions, even if to a certain extent at the expense of one-time fee sales, and we expect future growth to come primarily from these areas and search generated revenues to comprise a majority of our sales in the future. The accounting for these two revenue streams is less seasonal than product sales and we therefore expect that our total revenues will be less seasonal than in previous years.

        R&D. R&D expenses have increased over the last few years. We expect this trend to continue, albeit at a slower rate than in the last couple of years, as we devote resources to research and develop new products, as well as further enhancing and improving our existing.

        Sales and Marketing Expenses. Our sales and marketing expenses increased as a percentage of sales in 2006 and even more so in 2007. We expect this trend to continue at an even greater pace in 2008, particularly in the area of media buying and other on-line marketing efforts. The increase in 2007 was primarily a result of media buying expenses, which totaled $1.4 million in 2007 (the year in which they essentially begun), as well as increasing the marketing staff. In 2008, we expect to invest even greater sums in on-line marketing techniques and media buying in order to continue and achieve rapid growth in users and revenues.

        General and Administrative expenses. G&A expenses increased over the last few years, although as a percentage of sales, they decreased from 25% in 2006 to 20% in 2007. We expect this trend to continue, namely, nominal increases in G&A expenses, representing a decreasing percentage of our revenues.

        Industry trends expected to affect our revenues, income from continuing operations, profitability and liquidity or capital resources:

1.	In recent years, we have witnessed an increase in the use of web-based e-mail solutions such as MSN Hotmail and Yahoo! Mail. Google’s Gmail, a relatively new addition to this market, is becoming increasingly popular, and home users are gradually choosing Gmail as their preferred web-based solution over other solutions. Unlike Hotmail and Yahoo! Mail, which do not support the POP3 mail protocol and are therefore not compatible with e-mail clients, Gmail fully supports POP3 and is compatible with e-mail clients such as IncrediMail®. We believe that IncrediMail will benefit from Gmail’s growing popularity, as users are able to access their Gmail accounts via IncrediMail®and are likely to choose this option.

2.	The storing of digital photos on personal computers, and on photo hosting sites such as Flickr.com, has increased substantially in recent years. The convenience of such online storage of photos has caused a decrease in usage of regular printed picture albums. However, a problem often experienced by people that store their photos on their hard disk or on a photo-hosting site is that they simply do not enjoy their photos as they had previously. In the past, people spent time looking through their photo albums, but today photos are saved in a computer folder and easily forgotten about or lost. Access to photos saved on personal computers is not immediate and is somewhat tedious; hence, old favorite photos are neglected over time. The next version of Magentic, which we are currently developing, is aimed to address this problem, by enabling users to enjoy all the photos that they have stored on their computer or online using new capabilities, with no effort from the user. Photos can be revealed on the users’ desktop constantly, in more creative and high-quality ways than those available on the web. Some examples of Magentic’s upcoming features are 3D Photo Screensavers showing the users’ photos and enriched with a variety of styles and designs, fun desktop widgets that display users’ photos in creative and playful ways (nicknamed “PhotoToys”), and Collage Wallpapers presenting photos within various themes, sceneries, and illustrations. In addition, the software is intended to let users take photos stored on other photo web sites (such as Flickr and Picasa) and enjoy them using Magentic’s fun capabilities.

3.	In recent years, we have witnessed an increased useby younger customers of Instant Messaging and various social networks as their preferred means of communication. Messy, IncrediMail’s latest product, is aimed to enhance the Instant Messaging experience and make it much more enjoyable for today’s teens and young adults. Messy offers IncrediMail’s high-quality creative content incorporated seamlessly within Windows Live Messenger, thus enabling users to customize and personalize their conversations, express themselves and most importantly generate enjoyment from chatting with friends on Windows Live Messenger. We believe that via the introduction of Messy, which is aimed to the younger audience, we will effectively reach this significant demographic segment.

4.	With the growing usage of e-mail as a form of daily communication, Spam has become a major threat to home users, and as a result methods of blocking and avoiding Spam have become commonly used by home users. As e-mail usage is continuing to grow with time, so is the usage of Anti-Spam mechanisms. IncrediMail’s subscription-based Anti-Spam tool, JunkFilter Plus created especially for IncrediMail’se-mail client, blocks such Spam from entering IncrediMail®users’ Inboxes. As Spam threats are consistently rising, we believe that the need to purchase IncrediMail’s Anti-Spam mechanism will grow as well, thus generating an increase in revenue from sales of our JunkFilter Plus product.

E.	OFF-BALANCE SHEET ARRANGEMENTS

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

        The following table summarizes our contractual commitments as of December 31, 2007 and the effect those commitments are expected to have on our liquidity and cash flow in future periods:

		Payments Due by Period
Contractual Commitments	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)

Accrued severance pay	$1,392				$1,392
Uncertain Income Tax Positions(*)	$842
Operating leases	$2,345	$656	1,126	$563
Total	$4,579	$656	1,126	$563	$1,392

(*)	Uncertain income tax positions under FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), are due upon settlement and we are unable to reasonably estimate the ultimate amount or timing of settlement. See Note 9(f) of our Consolidated Financial Statements for further information regarding our liability under FIN No. 48.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

        The following table sets forth information regarding our executive officers and directors as of the date of this annual report:

Name	Age	Position

Ofer Adler	37	Chief Executive Officer and Director
Yaron Adler	37	Director and President
Dan Blumenfeld	34	Vice President - Marketing
Keren Elkin	33	Vice President - Human Resources and Administration
Tamar Gottlieb	51	Director and Chairperson of the Board
Gittit Guberman	52	Director, member of Audit Committee
Yuval Hamudot	34	Chief Technologies Officer
Jeff Holzmann	33	Executive Vice President - Delaware subsidiary
David Jutkowitz *	57	External Director, member of Audit Committee
Yacov Kaufman	50	Chief Financial Officer
James H. Lee*	41	External Director, member of Audit Committee
Yair M. Zadik	51	Director, member of Audit Committee

* “Independent” for Nasdaq Stock Market purposes.

        Ofer Adler and Yaron Adler are cousins. There are no other familial relationships among our executive officers and directors. Yair M. Zadik was initially appointed to the board by our founders, Ofer Adler and Yaron Adler, pursuant to provisions of the articles of association that were in effect prior to our initial public offering. Tamar Gottlieb and Gittit Guberman were initially appointed to the board by the board of directors, and James H. Lee and David Jutkowitz were elected to serve as our external directors by our shareholders as required by Israeli law. No shareholder has special voting rights with respect to the election of directors or otherwise.

        Ofer Adler co-founded IncrediMail and has been our Chief Product Officer and a director since our incorporation. Since February 5, 2008 Ofer Adler serves as the Company’s Chief Executive Officer. As a Chief Executive Officer he is responsible for our day-to-day operations, business development and the overall management of IncrediMail. As a Chief Product Officer he had overall responsibility for the design and development of IncrediMail products, website and graphic content. Mr. Adler had direct responsibility for the design of all major IncrediMail applications and websites. Before co-founding IncrediMail, Mr. Adler worked as a trader and portfolio manager at Clal Insurance from 1997 to 1999, and as a trader and technical analysis expert at Batucha, Israel’s largest private brokerage firm, from 1994 to 1997.

        Yaron Adler co-founded IncrediMail in November 1999. Has served as a director since our incorporation, as our Chief Executive Officer since our incorporation and until February 5, 2008, and since February 5, 2008 serves as the Company’s President. In 1999, prior to founding IncrediMail, Mr. Adler consulted Israeli start up companies regarding Internet products, services and technologies. Mr. Adler served as a Product Manager from 1997 to 1999, and as a software engineer from 1994 to 1997, at Tecnomatix Technologies Ltd., a software company that develops and markets production-engineering solutions to complex automated manufacturing lines that fill the gap between product design and production, and which was acquired by UGS Corp. in April 2005. In 1993, Mr. Adler held a software engineer position at Intel Israel. He has a B.A. in computer sciences and economics from Tel-Aviv University.

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

        Keren Elkin has been the Vice President of HR and Administration since 2000. She is responsible for the planning, recruitment, organizational development, training, compensation, benefits, and social activities of company personnel. Keren also served as IncrediMail’s Purchase Manager for several years. Keren Elkin holds a B.A in Business Administration, majoring in Human Resources, from Ruppin College.

        Tamar Gottlieb has served as our director since 2001 and became Chair of the Board of Directors on February 3, 2006, the closing date of our initial public offering. She is a Managing Director of Harvest Capital Markets Ltd., an investment banking and financial consulting firm that she founded in January 2001. Prior to 2001, Ms. Gottlieb held Managing Director or Senior Manager positions in several investment banking institutions, including Investec Clali – Management & Underwriting Ltd. (from July 1997 to January 2001), Oscar Gruss (1996) Ltd. (from February 1996 to May 1997) and Leumi & Co. Investment Bankers Ltd. (from 1980 to 1991). From August 1991 to June 1994, Ms. Gottlieb served as the Founding Managing Director of Maalot – The Israeli Securities Rating Company Ltd., Israel’s first credit rating agency. She currently serves as a board member of several Israeli public and private companies, including Emilia Development Ltd., Leumi Mortgage Bank Ltd., Hasin-Esh Ltd., N.R. Spuntech Industries Ltd., Reit 1 Ltd. and T.R.A Radio Tel Aviv Ltd. In the past she has also served as a director of, among others, El Al Israeli Airlines Ltd. and “Dan” the Company for Public Transport Ltd. Ms. Gottlieb public service activities include serving as a member of the Statutory Committee for the approval of Directors and General Managers of Israeli Government Companies and Statutory Authorities and until 2007 as a member of the Advisory Committee to the Israeli Anti-Trust Authority. Ms. Gottlieb has a B.A. in international relations from the Hebrew University of Jerusalem and an M.A. in economics from Indiana University.

        Gittit Guberman was appointed to the board effective January 30, 2006. Ms. Guberman currently serves as Chief Financial Officer at Micronet Ltd., a provider of mobile resource management technology solutions, publicly traded on the TASE. Prior to that, she served as a consultant in the capacity of our Chief Financial Officer from September 2002 through November 30, 2005; her consultancy agreement terminated on December 31, 2005. Prior to her engagement with us, Ms. Guberman worked for eight years as an attorney and investment banker with Eihut Capital Markets Ltd., a publicly held investment and consulting firm. From 1987 to 1993 she served as an attorney and the Deputy Director in the Enforcement Division of the Israeli Securities Authority, and from 1981 to 1987 she served as an economist and analyst in the Israeli Ministry of Finance. Ms. Guberman currently serves as a director and member of several committees at the Tel-Aviv Stock Exchange and as a director of Maof Clearing House Ltd., a subsidiary of the Tel-Aviv Stock Exchange. She has a B.Sc. in economics and mathematics, an M.A. in economics, an M.B.A. and an L.LB from the Hebrew University of Jerusalem.

        Yuval Hamudot is our Chief Technology Officer since March 2007, and is responsible for the technological design and development of our products and online system. In that capacity he manages our research and development team as well as our quality assurance and information technology departments. Mr. Hamudot joined us in 2000, and since 2003, and until his recent appointment, was Vice President – Research and Development. Prior to joining us, Mr. Hamudot worked for two years in the research and development at Commonsense Ltd., a software company that outsourced hi-end technology solutions. Mr. Hamudot served in the IDF computer unit (“Mamram”) and has a B.Sc. in Computer Science from Tel Aviv University and an M.B.A. from Bar-Ilan University.

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

        David Jutkowitz was elected to serve as an “external director” at our shareholders meeting on December 27, 2007. David Jutkowitz serves as a director of Arad Investment and Industrial Development since 2006. From 2001 until October 2007, Mr. Jutkowitz has served as an external director of Carmel Investment Group Ltd., and was a member of the audit, investment and portfolio committees of Carmel Investment Group Ltd. Between 2000 and 2003, Mr. Jutkowitz held the position of CEO at BXS Ltd., where his responsibilities included managing all stages in development of the business, including the raising of funds from investors and building a local and international distribution. From 1995 until 2002, Mr. Jutkowitz held the position of CEO at E.L. Advanced Science Ltd., where his responsibilities included identifying and acquiring appropriate companies and taking an active part in the management of such companies. From 1976 to 2001, Mr. Jutkowitz held the position of CFO at Etz Lavud Ltd.

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

        James H. Lee was elected to serve as an “external director” at our shareholders meeting on March 30, 2006. He is an industry leader in electronic securities brokerage and trading systems providers. Since 2004, he has been a private investor and a member of the boards of directors of a number of start-up organizations. In 1995, Mr. Lee founded Momentum Securities LLC, a direct-access broker dealer, which merged with Tradescape Corp, a provider of advanced trading systems for active and professional traders, in 1999. Mr. Lee was the Vice Chairman of the Board of Tradescape Corp. from 1999 to 2002. In June 2002, Momentum Securities and Tradescape were acquired by E*Trade Financial for consideration of about $280 million. At the time of the acquisition, Momentum Securities was the largest direct-access broker dealer in the world as measured by revenues and trade volume. From 2002 to 2003, Mr. Lee was responsible for the sale and integration into E*Trade Financial of Momentum Securities and Tradescape (renamed E*Trade Professional Trading, LLC). In addition to his responsibilities regarding Momentum Securities, from 1989 to 2000, Mr. Lee was a portfolio manager and registered representative with Pension Management Company in Houston, Texas. Mr. Lee began his career as an investment banker with The First Boston Corporation and subsequently with Lehman Brothers in their oil and gas groups. Mr. Lee won the Ernst & Young LLP Entrepreneur of the Year in eServices for the South/West region in 2001. Mr. Lee has a B.B.A. in finance and an M.B.A. in finance from the University of Texas at Austin and holds a certification from the Centre for Hedge Fund Research and Education at London Business School in the United Kingdom. Mr. Lee has recently been appointed Chairman of the Teacher Retirement System of Texas.

        Yair M. Zadik has served as our director since 2001. He is the Co-Chief Executive Officer of Arrow Ecology & Engineering Overseas (1999) Ltd., a company that provides environmental solutions, and of Eshet Y.E.Z Technologies (2001) Ltd., an investment company. In 2000 Mr. Zadik founded B-Knowledge Investments Ltd., an investment company, and has served as its Chief Executive Officer until 2001. He currently serves as a board member of the Israeli Export Institute, Environmental Branch. Mr. Zadik has a B.Sc. in physics and computer sciences from Bar Ilan University. He is a Colonel (Reserve) in the Israeli Air Force. He is the recipient of the Israeli Presidential National Defense Award for his leadership and management of a major defense project in the Ministry of Defense as well as a recipient of numerous military decorations.

B.	COMPENSATION

        The aggregate direct compensation we paid to our officers as a group (seven persons) for the year ended December 31, 2007 was approximately $1.5 million, which included approximately $0.3 million that was set aside or accrued to provide for pension, retirement, severance or similar benefits. This amount does not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses, and other benefits commonly reimbursed or paid by companies in Israel. We did not pay our officers who also serve as directors any separate compensation for their directorship during 2007, other than reimbursements for travel expenses.

        The aggregate direct compensation we paid to our directors who are not officers for their services as directors as a group (five of the seven directors who served during 2007) for the year ended December 31, 2007 was approximately $490,000. Directors are also reimbursed for expenses incurred in order to attend board or committee meetings.

        As of April 30, 2008, there were outstanding options to purchase 677,000 ordinary shares granted to twelve of our directors and officers, at a weighted average exercise price of $6.28 per share. These options were granted under our 2003 employees share option plan.

        The compensation of our directors who are not officers of our Company, including our external directors, was approved by our audit committee, board of directors and shareholders on March 30, 2006 and on December 27, 2007. In accordance with the shareholders approval of March 30, 2006, each such director receives: (i) an annual gross cash compensation of $20,000 (plus V.A.T, if applicable) to be paid in four equal quarterly installments; (ii) a grant of options, effective March 30, 2006, to purchase 60,000 of our ordinary shares, with the following terms:(a) each option shall be exercisable for one ordinary share at an exercise price of $7.86 (the closing price of our ordinary shares on March 30, 2006, the date of grant of the options, as reported by the Nasdaq Capital Market); (b) the options shall vest as follows: (1) 24,000 options shall vest on March 30, 2007, (2) 18,000 options shall vest on March 30, 2008, and (3) 18,000 options shall vest on March 30, 2009; and (c) any and all other terms and conditions pertaining to the grant of the options shall be in accordance with, and subject to, the “2003 Israeli Share Option Plan” adopted by IncrediMail in 2003 and our standard Option Agreement executed by each director and by IncrediMail promptly after the date of grant.

        In accordance with the shareholders approval of December 27, 2007 each of the directors who is not an employee of the Company, receives for each year of service by such person as a director of the Company, an option to purchase 10,000 Ordinary Shares of the Company (in this subsection – the “Annual Grant”), under the following terms: (a) the Annual Grant shall be made immediately following the annual general meeting of the shareholders of the Company in the relevant year, commencing with the shareholders meeting held on December 27, 2007; (b) each option shall be exercisable for one Ordinary Share at an exercise price equal to the closing price of an Ordinary Share on the date of the annual general meeting of the shareholders of the Company upon which such option was granted, as reported by the Nasdaq Global Market; and (c) the options shall vest in four equal portions on each anniversary of the Annual Grant, commencing with the first anniversary. Any and all other terms and conditions pertaining to the grant of the options shall be in accordance with, and subject to, the 2003 Israeli Share Option Plan adopted by IncrediMail in 2003 and our standard Option Agreement.

        On December 27, 2007, and following approval by our audit committee and board of directors, our shareholders approved a grant to each of Mr. Ofer Adler and Mr. Yaron Adler, of options to purchase 50,000 Ordinary Shares of the Company, under the following terms: (a) each option shall be exercisable for one Ordinary Share at an exercise price equal to the closing price of an Ordinary Share on December 27, 2007, as reported by the Nasdaq Global Market; and (b) the options shall vest in four equal portions on each anniversary of the date of approval of the grant, commencing with the first anniversary. Any and all other terms and conditions pertaining to the grant of the options hereunder shall be in accordance with, and subject to, the 2003 Israeli Share Option Plan adopted by the Company in 2003 and the Company’s standard Option Agreement1. See “Item 6.E Share Ownership – Employee Benefit Plans – The 2003 Plan” below.

[1] The 50,000 options granted to Yaron Adler shall remain in full force and effect in accordance with the terms of the Option Agreement following the execution of the Amended Agreement. According to the Amended Agreement, despite anything to the contrary contained in the Option Agreement or in the Company’s 2003 Share Option Plan, if Yaron Adler’s employment with the Company is terminated for any reason prior to the date on which all of the options have become fully vested, the vesting of all of the unvested options shall be immediately accelerated and all of such unvested options shall become fully vested and exercisable in accordance with their terms. In addition, upon the termination of Yaron Adler’s employment with the Company for any reason, the expiration date of the options shall be extended to 12 months following the date of such termination. In the event that the Company shall re-price downwards the exercise price of the options granted by it to its executive officers, the Company shall treat the options equally and shall re-price downwards the exercise price of the options to the same new exercise price of the options held by its executive officers. The Amended Agreement is subject to shareholder approval, and will be brought to their approval at the Extraordinary Shareholder meeting to be held on April 9, 2008.

C.	BOARD PRACTICES

Board of Directors and Executive Officers

        We are deemed a “limited liability public company” under the Israeli Companies Law. As a limited liability public company, we are managed by a board of directors and by our executive officers. Under the Israeli Companies Law and our articles of association, the board of directors is responsible, among other things, for:

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

        Upon the closing of our initial public offering (meaning, January 30, 2006), all previously existing special rights to appoint or serve as directors had terminated and our articles of association were amended to remove these special rights.

        Our board of directors consists of seven directors, two of whom qualify as “external directors” for Israeli law purposes and four of whom, we believe, qualify as “independent” for Nasdaq Stock Market Purposes. Other than external directors, who are subject to special election requirements under Israeli law, our directors are elected in three staggered classes by the vote of a majority of the ordinary shares present and entitled to vote at meetings of our shareholders at which directors are elected. The members of only one staggered class will be elected at each annual meeting for a three-year term, so that the regular term of only one class of directors expires annually. At our annual general meeting held in 2006, the term of the first class, consisting of Tamar Gottlieb and Yaron Adler, expired, and they were re-elected at that meeting for a three-year term. At our annual general meeting held in 2007, the term of the second class, consisting of Ofer Adler and Yair M. Zadik, expired and they were re-elected at that meeting for a three-year term. At our annual general meeting to be held in 2008, the term of the third class, consisting of Gittit Guberman, will expire and the director elected at that meeting will be elected for a three-year term. The external directors will not be assigned a class and will serve in accordance with Israeli law.

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

        Pursuant to the requirements of the Israeli Companies Law, our board has determined that at least one of our directors must have accounting and financial expertise (in addition to the external director that must have accounting and finance expertise). In determining such number of directors, the board considered, among other things, the business of our Company, our size and the scope and complexity of our operations. Such determination also took into account our total number of directors as set forth in the articles of association in accordance with the Israeli Companies Law.

        We have agreed to permit a designee of Maxim Group, the lead underwriter of our initial public offering, for a period of no less than three years following the completion of the Company’s public offering and subject to certain exceptions, to be an observer on our board of directors. The observer may attend meetings of the board and shall receive all notices and other correspondence and communications sent by us to members of our board of directors. Such observer shall be entitled to reimbursement for costs as provided to the other members of our board of directors. Maxim Group has not yet designated an observer.

        Each of our executive officers serves at the discretion of our board of directors and holds office until his or her successor is elected or his or her earlier resignation or removal.

External Directors

        Under the Israeli Companies Law, Israeli companies whose shares have been offered to the public in or outside of Israel are required to appoint at least two external directors to serve on their board of directors. Mr. James H. Lee was appointed as an external director on March 30, 2006 and Mr. David Jutkowitz was appointed as an external director on December 27, 2007, in each case for three years..

        Each committee of the board of directors entitled to exercise any powers of the board is required to include at least one external director. The audit committee must include all the external directors.

        An amendment to the Israeli Companies Law in January 2006 provides that a person may be appointed as an external director if he or she has professional qualifications or if he or she has accounting and financial expertise. In addition, at least one of the external directors must have accounting and financial expertise. A person may not serve as an external director if at the date of his or her appointment or within the prior two years, that person, or his or her relatives, partners, employers or entities under his or her control, have or had any affiliation with us or any entity or person controlling us at the time of appointment or an entity that is controlled, at the time of appointment or the prior two years, by us or by the person or entity controlling us. Under the Companies Law, “affiliation” is defined in this context to include an employment relationship, a business or professional relationship maintained on a regular basis, control or service as an office holder. However, the service of a director who was appointed for the purpose of being an external director in a company that intends to first offer its shares to the public is not considered a prohibited affiliation. An office holder is defined in the Companies Law as any director, general manager, chief business manager, deputy general manager, vice general manager, other manager directly subordinate to the general manager or any other person assuming the responsibilities of any of these positions regardless of that person’s title.

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

        The Israeli Companies Law provides for an initial three-year term for an external director, which may be extended for one additional three-year term. Thereafter (with respect to companies whose securities are listed on certain designated stock exchange, including the Nasdaq Global Market), he or she may be reelected by our shareholders for additional periods of up to three years each, in each case provided that the audit committee and the board of directors confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period(s) is beneficial to the company. External directors may be removed only:

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

        External directors may be compensated only in accordance with regulations adopted under the Israeli Companies Law. The regulations provide three alternatives for cash compensation to external directors: a fixed amount determined by the regulations, an amount within a range set in the regulations, or an amount that shall not be lower than the compensation received by another director nor higher than the average compensation to other directors. “Another” or “other” directors are defined in the applicable regulations as directors of the company that are not external directors and who are not (1) controlling shareholders of the company or (2) employees or service providers of the company on a regular basis or (3) serving at, or providing services on a regular basis, to a company that controls the company or to a company that is under common control with the company or (4) directors who do not receive compensation from the company. A company also may issue shares or options to an external director at an amount not lower than that received by another director (as defined in the applicable regulations) nor higher than the average amount granted to other directors (as defined in the applicable regulations). Cash compensation at the fixed amount determined by the regulations does not require shareholder approval. Compensation determined in any other manner requires the approval of the company’s audit committee, board of directors and shareholders, in that order. Compensation of external directors must be determined prior to their consent to serve as external directors.

Nasdaq Market Governance Requirements for Foreign Private Issuers

        Assuming that we maintain our status as a foreign private issuer, under the Nasdaq Market rules, a foreign private issuer may generally follow its home country rules of corporate governance except for certain matters such as composition of the audit committee (as discussed below). Nasdaq Market Rules specify that the board of directors must contain a majority of independent directors by 12 months from the date of its initial public offering and that the independent directors must have regularly scheduled meetings at which only independent directors are present. Our board contains a majority of independent directors although our independent directors do not meet separately since such meetings are not required by Israeli law. See “Item 10.B Memorandum and Articles of Association – Approval of Related Party Transactions” for a discussion of the requirements of Israeli law regarding special approvals for transactions involving directors, officers or controlling shareholders. Investors are cautioned that there are other Nasdaq governance requirements with which, as a foreign private issuer, we may elect not to comply. If we so elect, we will provide disclosure of any Nasdaq governance requirements we elect not to comply with in accordance with Nasdaq’s disclosure requirements, as may be in effect from time to time.

Committees of the Board of Directors

        Our board of directors has established an audit committee, a compensation committee and a nominating and governance committee.

Audit Committee

        Our audit committee is comprised of David Jutkowitz, James H. Lee, Yair M. Zadik and Gittit Guberman and operates pursuant to a written charter.

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

        Under the Israeli Companies Law, the board of directors of a public company must establish an audit committee. The audit committee must consist of at least three directors and must include all of the external directors. The audit committee may not include the chairman of the board, any director employed by the company or providing services to the company on an ongoing basis, a controlling shareholder or any of the controlling shareholder’s relatives.

        The composition and functions of the audit committee meet the requirements of the Israeli Companies Law, the Sarbanes-Oxley Act of 2002 and the Nasdaq Stock Market rules as they apply to foreign private issuers.

        The audit committee provides assistance to the board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal accounting controls. The audit committee also oversees the audit efforts of our independent accountants and takes those actions as it deems necessary to satisfy itself that the accountants are independent of management. Under the Israeli Companies Law, the audit committee is also required to monitor and approve remedial actions with respect to deficiencies in the administration of the company, including by consulting with the internal auditor and recommend remedial actions with respect to such deficiencies, and to review and approve related party transactions.

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

Internal Auditor

        Under the Israeli Companies Law, the board of directors of a public company must appoint an internal auditor nominated by the audit committee. The role of the internal auditor is to examine whether a company’s actions comply with the law and proper business procedure. The internal auditor may be an employee of the company employed specifically to perform internal audit functions but may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of the company’s independent accounting firm or its representative. The Israeli Companies Law defines an interested party as a holder of 5% or more of the shares or voting rights of a company, any person or entity that has the right to nominate or appoint at least one director or the general manager of the company or any person who serves as a director or as the general manager of a company. The internal auditor shall not be terminated without his or her consent, nor shall he or she be suspended from such position unless the board of directors has so resolved after hearing the opinion of the audit committee and after giving him or her opportunity to present his or her case to the board and to the audit committee. In August 2006 the Board of Directors approved the appointment of the firm of Yardeni-Gelfand as internal auditor of the Company, and they have been acting as such since.

Certain Employment Agreements with Directors

        We have entered into employment agreements, effective February 3, 2006, with our co-founder, Chief Executive Officer and Chief Product Officer, Ofer Adler, and our co-founder and President, Yaron Adler, to retain their continuing services. The employment agreements do not provide for a specified term and may be terminated by either party upon ninety days’ prior notice. Upon termination by us of the employment of either of these executives other than for “cause” (as set forth in the agreements), we are required to continue to pay the terminated executive his salary, benefits and bonus until the end of the 90 day notice period. However, we will have the option to pay the terminated executive a lump sum equal to all amounts due as of the notice date. As required by Israeli law, we will also remit severance payment to the terminated executive in an amount equal to one month’s salary for each year of employment with us following the first year of employment (and a pro rata portion of such monthly salary for each portion of a year of employment following the first year of employment). Such amount of severance payment will be remitted to the executives even if they voluntarily terminate their employment with us. In the event that we terminate the employment of either of Mr. Yaron Adler or Mr. Ofer Adler for “cause,” we will not be required to give prior notice and/or to pay the executive severance payment, except for payment required by Israeli law. In the event that the executive resigns without giving the required notice period, we may deduct from the money that we owe the executive an amount equal to the wages to which he would have been entitled had he worked during the notice period.

        On February 5, 2008, the board of directors of the Company has resolved to appoint Mr. Yaron Adler as the Company’s President, and approved the amendment to Mr. Yaron Adler’s Employment Agreement, which is subject to our Shareholders approval (the “Amended Agreement”). According to the Amended Agreement in rendering the services of President, as set forth below, Mr. Yaron Adler shall be subordinate to the Company’s Chief Executive Officer. The Company shall have the right to terminate the Amended Agreement at any time by providing Yaron Adler with a 30 days prior notice of termination, provided however, that the Company may not provide Yaron Adler with such prior notice before July 1, 2008. In the event that the Company shall provide Yaron Adler with a notice of termination of the Amended Agreement after July 1, 2008 but prior to May 1, 2009, the Company and Yaron Adler shall enter into an alternative employment agreement pursuant to which Yaron Adler shall provide the Company with consulting services on terms similar to the terms of the Amended Agreement (but in which Yaron Adler shall not be the Company’s President), which agreement may be terminated by the Company upon a 30 days prior notice which may be provided on or after (but in no event before) April 1, 2009. Yaron Adler may terminate the Amended Agreement at any time upon providing the Company with a 30 days prior notice. Upon termination of Yaron Adler’s employment with the Company, by either party, Yaron Adler shall be entitled to all social benefits, including among others, severance payment in accordance with applicable law, from the date of Yaron Adler’s first day of employment with the Company until the date of termination of his employment.

        Ofer Adler has agreed not to compete with us during the term of the agreement and for a period of two years thereafter and Yaron Adler agreed to do so during the term of the Amended Agreement and for a period of one year thereafter. The agreements also contain customary confidentiality and intellectual property assignment provisions.

        We also have existing employment agreements with our other executive officers. These agreements do not contain any change of control provisions and otherwise contain salary, benefit and non-competition provisions that we believe to be customary in our industry.

D.	EMPLOYEES

        As of December 31, 2007 we had 148 employees, including 144 employees based in Israel and 4 employees based in the US. The breakdown of our employees by department and fiscal period is as follows:

	December 31,
	2005	2006	2007

Management and administration	6	9	17
Support and creative	19	25	32
Research and development	30	52	68
Selling and marketing	7	15	31

Total	62	101	148

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

        Israeli law generally requires the payment of severance by employers upon the retirement or death of an employee or termination of employment. We currently fund most of our ongoing severance obligations through insurance policies. As of December 31, 2007, our net accrued unfunded severance obligations totaled $0.3 million. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute. These amounts also include payments for national health insurance. The payments to the National Insurance Institute can equal up to approximately 16.0% of wages, of which the employee contributes approximately 10.0% and the employer contributes approximately 6.0%.

E.	SHARE OWNERSHIP

Security Ownership of Directors and Executive Officers

        The following table sets forth information regarding the beneficial ownership of our ordinary shares as of April 30, 2008 by:

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

        Except as indicated in the footnotes to this table, each shareholder in the table has sole voting and investment power for the shares shown as beneficially owned by them. Percentage ownership is based on 9,475,943 ordinary shares outstanding on April 30, 2008.

Name	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Outstanding

Ofer Adler	1,451,167	15.3%
Yaron Adler	1,360,933	14.4%
Tamar Gottlieb (1)	102,800	1.1%
Yair M. Zadik (1)	102,800	1.1%
Yuval Hamudot (2)	92,700	*
Gittit Guberman (3)	59,100	*
Yacov Kaufman (4)	42,400	*
James H. Lee (1)	42,000	*
Dan Blumenfeld (5)	31,750	*
Keren Elkin (6)	13,516	*
Jeff Holzmann (7)	3,750	*
All directors and officers as a group (11 persons) (8)	3,302,916	34.3%

* Represents less than one percent

(1)	Includes options to purchase 42,000 ordinary shares at an exercise price of $7.86 per share, exercisable within 60 days of this Annual Report.

(2)	Includes options to purchase 22,800 ordinary shares at an exercise price of $1.72 per share and options to purchase 2,500 ordinary shares at an exercise price of $3.00* per share, exercisable within 60 days of this Annual Report.

(3)	Represents options to purchase 17,100 ordinary shares at an exercise price of $1.72 per share and options to purchase 42,000 ordinary shares at an exercise price of $7.86 per share, exercisable within 60 days of this Annual Report.

(4)	Represents options to purchase 42,400 ordinary shares at an exercise price of $3.00* per share, exercisable within 60 days of this Annual Report.

(5)	Represents options to purchase 28,000 ordinary shares at an exercise price of $1.72 per share and options to purchase 3,750 ordinary shares at an exercise price of $3.00* per share, exercisable within 60 days of this Annual Report.

(6)	Includes options to purchase 11,400 ordinary shares at an exercise price of $1.72 per share and options to purchase 1,250 ordinary shares at an exercise price of $3.00* per share, exercisable within 60 days of this Annual Report.

(7)	Represents options to purchase 3,750 ordinary shares at an exercise price of $3.00* per share, exercisable within 60 days of this Annual Report.

(8)	Includes options to purchase 154,650 ordinary shares, exercisable within 60 days of this Annual Report.

*	On February 21, 2008 the board of directors of the Company approved the re-pricing of all the existing options, granted to employees under the 2003 Plan and with an exercise price greater than $3.00, to $3.00. The re-pricing of the employees’ options still awaits approval of the Israeli Tax Authorities.

Employee Benefit Plans

        Our current equity incentive plan was adopted in 2003 under Section 102 of the Israeli Income Tax Ordinance, providing certain tax benefits in connection with share-based compensation. Please also see Note 10 of our financial statements included in this annual report for information on the options issued under our plan.

        Under the 2003 Plan, we may grant to our directors, officers, employees, service providers and controlling shareholders options to purchase our ordinary shares. Following an increase in the number of shares available for grant approved by our board of directors and shareholders in November 2005, a total of 1,368,000 ordinary shares are subject to the 2003 Plan. Any expired or cancelled options are available for reissuance under the 2003 Plan. Our employees, officers and directors may only be granted options under Section 102 of the Israeli Income Tax Ordinance (the “Tax Ordinance”), which provides for a beneficial tax treatment, and our non-employees (such as service providers) and controlling shareholders may only be granted options under another section of the Tax Ordinance, which does not provide for similar tax benefits. To be eligible for tax benefits under Section 102, options or ordinary shares must be issued through a trustee, and if held by the trustee for the minimum required period, the employees and directors are entitled to defer any taxable event with respect to the options until the earlier of (i) the transfer of the options or underlying shares from the trustee to the employee or director or (ii) the sale of the options or underlying shares to any other third party. Based on elections made by us, our employees and directors will only be subject to capital gains tax of 25% on the sale of the options or the underlying shares, provided the trustee holds their options or, upon their exercise, the underlying shares for the lesser of (i) 30 months, or (ii) 24 months following the end of the calendar year in which the options were granted, and if granted after January 1, 2006, for only 24 months. We may not deduct expenses pertaining to the options for tax purposes.

        The tax treatment with respect to options granted to employees and directors under the 2003 Plan is the result of our election of the capital gains tax track under Section 102 of the Tax Ordinance. Section 102 also provides for an income tax track, under which, among other things, the benefit to the employees will be taxed as income, the issuer will be allowed to recognize expenses for tax purposes, and the minimum holding period for the trustee will be 12 months from the date upon which such options are granted. We are able to change our election with respect to future grants under the 2003 Plan as of the close of 2004.

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

        Options granted to date under the 2003 Plan in past vested over three years from the grant date so that 40% vest after 12 months and an additional 30% vest after each 12 months thereafter. Alternatively, these options may vest in 4 equal parts annually. Options under the 2003 Plan prior our initial public offering were generally granted at an exercise price of $1.72 per share. Since the Company’s initial public offering all options are granted with an exercise price equal to the closing market price, on the day the grant is approved. See “Item 6.B Compensation” for a description of options granted under the 2003 Plan to our directors.

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

        The following table sets forth information regarding the beneficial ownership of our ordinary shares as of April 30, 2008 by each person or group of affiliated persons that we know beneficially owns more than 5% of our outstanding ordinary shares. Other than with respect to our directors and officers, we have relied on public filings with the SEC. Unless otherwise stated herein, each shareholder’s address is c/o IncrediMail Ltd., 4 HaNechoshet Street, Tel Aviv 69710, Israel.

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

        Except as indicated in the footnotes to this table, each shareholder in the table has sole voting and investment power for the shares shown as beneficially owned by such shareholder. Percentage ownership is based on 9,475,943 ordinary shares outstanding on April 30, 2008. Our major shareholders do not have different voting rights than our other shareholders.

Name	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Outstanding

Ofer Adler (2)	1,451,167	15.3%
Yaron Adler (1)	1,360,933	14.4%
Longview Fund L.P.	1,272,694	13.4%
600 Montgomery Street, 44th Floor, San Francisco, CA 94111

        To our knowledge, as of April 30, 2008, we had 12* stockholders of record of which 4* were registered with addresses in the United States. These United States holders were, as of such date, the holders of record of approximately 68.9%* of our outstanding shares.

* Includes the Depository Trust Company

B.	RELATED PARTY TRANSACTIONS

        It is our policy that transactions with office holders or transactions in which an office holder has a personal interest ("Affiliated Transactions") will be on terms that, on the whole, are no less favorable to us than could be obtained from independent parties.

        Generally, Affiliated Transactions which are "extraordinary transactions" (as such term is defined in the Companies Law), must be approved by a majority of our disinterested directors; nevertheless under Israeli law, under certain circumstances, such transactions (i) must be approved by the audit committee and the board of directors and, in certain circumstances, the shareholders; or (ii) may be approved by a simple majority of the board (and by a simple majority of the audit committee if required), and interested directors may participate in the deliberations and the voting with respect to such transactions if the majority of the members of the board (or the audit committee, if such approval is required) have a personal interest in the approval of the transaction; provided that in such circumstances the approval of such Affiliated Transaction shall also require the approval of the shareholders.

        See "Item 10.B Memorandum and Articles of Association-- Approval of Related Party Transactions" for a discussion of the requirements of Israeli law regarding special approvals for transactions involving directors, officers or controlling shareholders.

C.	INTERESTS OF EXPERTS AND COUNSEL

        Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

        Our audited consolidated financial statements for the year ended December 31, 2007 are included in this annual report pursuant to Item 18.

Legal Proceedings

        We are not currently subject to any legal proceedings or litigation. We may, from time to time in the future be involved in legal proceedings.

Policy on Dividend Distribution

        We do not expect to pay cash dividends for the foreseeable future. We intend to reinvest any future earnings in developing and expanding our business. We have decided to reinvest the amount of tax-exempt income derived from our "Approved Enterprise" status and not to distribute that income as dividends.

        On January 23, 2008 the Company announced that its Board of Directors had resolved to adopt a share buyback plan. As of the date of this report, the Company was unable to purchase its shares due to such tax considerations and regulatory restrictions. See "Item 10A - Additional Information - Share Capital".

        The distribution of dividends and the buyback plan also may be limited by Israeli law, which permits the distribution of dividends (and a purchasing the company's own shares) only out of profits. See "Item 10.B Memorandum and Articles of Association -- Dividend and Liquidation Rights." In addition, the payment of dividends may be subject to Israeli withholding taxes. See "Item 10.E Taxation -- Israeli Taxation --Taxation of our Shareholders--Taxation of Non-Israeli Shareholders on Receipt of Dividends."

B.	SIGNIFICANT CHANGES

        Since the date of our audited financial statements included elsewhere in this report, there have not been any significant changes other than (i) the termination and subsequent renewal of the Goggle AdSense partnership with the Company (described in Item 3 - Key Information - Risk Factors - If the Google Adsense program is terminated or significantly changed by Google, with little or no advance notice, we would be forced to immediately seek an alternative keyword search provider, in which case we would be susceptible to a certain transition period during which we may experience a material reduction in our advertising revenues and, in turn, an adverse effect on our financial condition), (ii) the recording of a $4.9 million expense from the non-temporary impairment of our investment in currently illiquid auction rate securities (described in item 5 - Operating and Financial Review and Prospects - Operating Results - Year ended December 31, 2007 compared to year ended December 31, 2006 - Financial Expense, Net) and (iii) the replacement of Yaron Adler, our former Chief Executive Officer, by Ofer Adler, our former Chief Product Officer.

ITEM 9.	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

        Our ordinary shares have been quoted on the Nasdaq Capital Market since January 31, 2006 and since June 27, 2007 on the NASDAQ Global Market, under the symbol "MAIL".

        The following table shows, for the periods indicated, the high and low closing sale prices of our Ordinary Shares as reported on the Nasdaq Capital Market or the Nasdaq Global Market, as applicable, and the Tel Aviv Stock Exchange:

	Nasdaq Capital Market or Nasdaq Global Market		Tel Aviv Stock Exchange
	High ($)	Low ($)	High (NIS)	Low (NIS)

2008
First Quarter	5.58	2.50	13.50	10.57

2007
First Quarter	8.24	6.50
Second Quarter	8.50	7.22
Third Quarter	9.99	6.72
Fourth Quarter	9.15	4.94	25.50	19.57

Most recent six months
November 2007	7.80	5.37	23.38	23.38
December 2007	5.97	4.94	25.50	19.57
January 2008	5.17	3.21	20.39	12.14
February 2008	3.68	2.92	13.23	10.73
March 2008	3.30	2.90	11.42	10.12
April 2008	4.71	3.10	13.29	10.68

Market price on first trading day of each of the following months
November 2007	8.42	7.66
December 2007[2]	5.71	5.38	24.58	24.58
January 2008	5.58	5.00	20.30	20.00
February 2008	3.82	3.68	13.35	12.97
March 2008	3.27	3.13	11.05	11.05
April 2008[3]	3.50	3.10	11.33	11.05

        The closing prices of our Ordinary Shares, as reported on the Nasdaq Global Market on May 9, 2008 and on the Tel Aviv Stock Exchange on May 11, 2008, which are the last full trading days before filing of this annual report, were $3.92 and NIS 13.5 (equal to $3.99 based on the Bank of Israel representative exchange rate as of such date), respectively.

B.	PLAN OF DISTRIBUTION

        Not applicable.

C.	MARKETS

        Our ordinary shares are quoted on the Nasdaq Global Market under the symbol “MAIL”, and on the Tel Aviv Stock Exchange under the symbol “EMAIL”.

D.	SELLING SHAREHOLDERS

        Not applicable.

E.	DILUTION

        Not applicable.

F.	EXPENSES OF THE ISSUE

        Not applicable.

[2]	December 4, 2007 was the first day of trading in the Company’s share on the Tel Aviv Stock Exchange.
[3]	April 2, 2008 was the first day of April of which there was a trade in the Company’s share on the Tel Aviv Stock Exchange.

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

        Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

Registration Number and Purposes

        Our registration number with the Israeli Companies Registrar is 51-284949-8. Pursuant to Section 3 of our articles of association, our objectives are the development, manufacture and marketing of software and any other objective as determined by our board of directors.

Dividend and Liquidation Rights

        The holders of the ordinary shares are entitled to their proportionate share of any cash dividend, share dividend or dividend in kind declared with respect to our ordinary shares on or after the date of this annual report. We may declare dividends out of profits legally available for distribution. Under the Israeli Companies Law, a company may distribute a dividend only if the distribution does not create a reasonable risk that the company will be unable to meet its existing and anticipated obligations as they become due. A company may only distribute a dividend out of the company’s profits, as defined under the Israeli Companies Law. If the company does not meet the profit requirement, a court may allow it to distribute a dividend, as long as the court is convinced that there is no reasonable risk that such distribution might prevent the company from being able to meet its existing and anticipated obligations as they become due.

        Under the Israeli Companies Law, the declaration of a dividend does not require the approval of the shareholders of a company unless the company’s articles of association provide otherwise. Our articles of association provide that the board of directors may declare and distribute dividends without the approval of the shareholders. In the event of our liquidation, holders of our ordinary shares have the right to share ratably in any assets remaining after payment of liabilities, in proportion to the paid-up par value of their respective holdings.

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

        Under the Israeli Companies Law, an annual general meeting of our shareholders should be held once every calendar year, but no later than 15 months from the date of the previous annual general meeting. The quorum required for a general meeting of shareholders consists of at least two shareholders present in person or by proxy holding in the aggregate at least 33 1/3% of the voting power. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the chairperson of the board of directors designates in a notice to the shareholders with the consent of the holders of the majority voting power represented at the meeting voting on the question of adjournment. In the event of a lack of quorum in a meeting convened upon the request of shareholders, the meeting shall be dissolved. At the reconvened meeting, the required quorum consists of any number of shareholders present in person or by proxy.

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

Notices

        Under the Israeli Companies Law, shareholders’ meetings generally require prior notice of at least 21 days, or 35 days if the meeting is adjourned for the purpose of voting on any of the following matters:

(1)	appointment and removal of directors;

(2)	approval of certain matters relating to the fiduciary duties of office holders) and of certain transactions with interested parties;

(3)	approval of certain mergers; and

(4)	any other matter in respect of which the articles of association provide that resolutions of the general meeting may be approved by means of a voting document.

Modification of Class Rights

        The Israeli Companies Law provides that, unless otherwise provided by the articles of association, the rights of a particular class of shares may not be adversely modified without the vote of a majority of the affected class at a separate class meeting.

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

Approval of Related Party Transactions

Office Holders

        The Israeli Companies Law codifies the fiduciary duties that office holders owe to a company. An office holder is defined in the Israeli Companies Law as any director, general manager, chief business manager, deputy general manager, vice general manager, other manager directly subordinate to the general manager or any other person assuming the responsibilities of any of these positions regardless of that person’s title. Each person listed in the table under “Management – Executive Officers and Directors” is an office holder under the Israeli Companies Law.

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

        Compensation. Under the Israeli Companies Law, all compensation arrangements for office holders who are not directors require approval of the board of directors, unless the articles of association provide otherwise. Our compensation committee will be required to approve the compensation of all office holders. Arrangements regarding the compensation of directors (including officers who are also directors) require audit committee, board and shareholder approval, in such order.

        Disclosure of personal interest. The Israeli Companies Law requires that an office holder promptly disclose to the company any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. “Personal interest”, as defined by the Israeli Companies Law, includes a personal interest of any person in an act or transaction of the company, including a personal interest of his relative or of a corporate body in which that person or a relative of that person is a 5% or greater shareholder, a holder of 5% or more of a company’s outstanding shares or voting rights, a director or general manager, or in which he or she has the right to appoint at least one director or the general manager. “Personal interest” does not apply to a personal interest stemming merely from the fact that the office holder is also a shareholder in the company.

        The office holder must make the disclosure of his personal interest without delay and no later than the first meeting of the company’s board of directors that discusses the particular transaction. This duty does not apply to the personal interest of a relative of the office holder in a transaction unless it is an “extraordinary transaction”. The Israeli Companies Law defines an extraordinary transaction as a transaction not in the ordinary course of business, not on market terms or that is likely to have a material impact on the company’s profitability, assets or liabilities, and defines a relative as a spouse, sibling, parent, grandparent, descendent, spouse’s descendant and the spouse of any of the foregoing.

        Approvals. The Israeli Companies Law provides that a transaction with an office holder or a transaction in which an office holder has a personal interest may not be approved if it is adverse to the company’s interest. In addition, such a transaction generally requires board approval, unless the transaction is an extraordinary transaction or the articles of association provide otherwise. If the transaction is an extraordinary transaction, or if it concerns exculpation, indemnification or insurance of an office holder, then in addition to any approval stipulated by the articles of association, approval of the company’s audit committee and the board of directors is required. Exculpation, indemnification, insurance or compensation of a director also would require shareholder approval. A director who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee may not attend that meeting or vote on that matter, unless a majority of the board of directors or the audit committee also has a personal interest in the matter. If a majority of the board of directors or the audit committee has a personal interest in the transaction, shareholder approval is also required.

Shareholders

        The Israeli Companies Law imposes the same disclosure requirements, as described above, on a controlling shareholder of a public company that it imposes on an office holder. For these purposes, a controlling shareholder is any shareholder that has the ability to direct the company’s actions, including any shareholder holding 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company. Two or more shareholders with a personal interest in the approval of the same transaction are deemed to be one shareholder.

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

        Under the Israeli Companies Law, a shareholder has a duty to act in good faith towards the company and other shareholders and to refrain from abusing his or her power in the company including, among other things, when voting in a general meeting of shareholders or in a class meeting on the following matters:

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

Anti-Takeover Provisions; Mergers and Acquisitions

        Merger. The Israeli Companies Law permits merger transactions with the approval of each party’s board of directors and shareholders, except that when the merger involves one of the following companies, the approval of the shareholders of these companies is not required:

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

        Under the Israeli Companies Law, a merging company must inform its creditors of the proposed merger. Any creditor of a party to the merger may seek a court order to delay or block the merger, if there is a reasonable concern that the surviving company will not be able to satisfy all of the obligations of the parties to the merger. Moreover, a merger may not be completed until all of the required approvals have been filed by both merging companies with the Israeli Registrar of Companies and (i) 30 days have passed from the time both companies’ shareholders resolved to approve the merger, and (ii) at least 50 days have passed from the time that the merger proposal was filed with the Israeli Registrar of Companies.

        Tender Offer. The Israeli Companies Law requires a purchaser to conduct a tender offer in order to purchase shares in publicly held companies, if as a result of the purchase the purchaser would hold more than 25% of the voting rights of a company in which no other shareholder holds more than 25% of the voting rights, or the purchaser would hold more than 45% of the voting rights of a company in which no other shareholder holds more than 45% of the voting rights. The requirement to conduct a tender offer shall not apply to (i) the purchase of shares in a private placement, provided that such purchase was approved by the company’s shareholders as a private placement that is intended to provide the purchaser with more than 25% of the voting rights of a company in which no other shareholder holds more than 25% of the voting rights, or with more than 45% of the voting rights of a company in which no other shareholder holds more than 45% of the voting rights; (ii) a purchase from a holder of more than 25% of the voting rights of a company that results in a person becoming a holder of more than 25% of the voting rights of a company, and (iii) a purchase from the holder of more than 45% of the voting rights of a company that results in a person becoming a holder of more than 45% of the voting rights of a company.

        Under the tender Companies Law, a person may not purchase shares of a public company if, following the purchase of shares, the purchaser would hold more than 90% of the company’s shares or of any class of shares unless the purchaser makes a tender offer to purchase all of the target company’s shares or all the shares of the particular class, as applicable. If, as a result of the tender offer, the purchaser would hold more than 95% of the company’s shares or a particular class of shares, the ownership of the remaining shares will be transferred to the purchaser. However, if the purchaser is unable to purchase 95% or more of the company’s shares or class of shares, the purchaser may not own more than 90% of the shares or class of shares of the target company.

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

Exculpation, Indemnification and Insurance of Directors and Officers

        Our articles of association allow us to indemnify, exculpate and insure our office holders, which includes our directors, to the fullest extent permitted by the Israeli Companies Law, provided that procuring this insurance or providing this indemnification or exculpation is approved by the audit committee and the board of directors, as well as by the shareholders if the office holder is a director. Our articles of association also allow us to insure or indemnify any person who is not an office holder, including any employee, agent, consultant or contractor who is not an office holder.

        Under the Israeli Companies Law, a company may indemnify an office holder in respect of some liabilities, either in advance of an event or following an event. If a company undertakes to indemnify an office holder in advance against monetary liability incurred in his or her capacity as an office holder whether imposed in favor of another person pursuant to a judgment, a settlement or an arbitrator’s award approved by a court, the indemnification must be limited to foreseeable events in light of the company’s actual activities at the time of the indemnification undertaking and to a specific sum or a reasonable criterion under such circumstances, as determined by the board of directors. However, as described below, an undertaking to indemnify an office holder in advance of an event need not be limited with respect to reasonable litigation expenses, including attorneys’ fees.

        Under the Israeli Companies Law, only if and to the extent provided by its articles of association, a company may indemnify an office holder against the following liabilities or expenses incurred in his or her capacity as an office holder:

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

        Under the Israeli Companies Law, a company may obtain insurance for an office holder against liabilities incurred in his or her capacity as an office holder, if and to the extent provided for in its articles of association. These liabilities include a breach of duty of care to the company or a third-party, a breach of duty of loyalty and any monetary liability imposed on the office holder in favor of a third-party.

        A company may, in advance only, exculpate an office holder for a breach of the duty of care. However, a company may not so exculpate an office holder for a breach of the duty of care in connection with a distribution of dividends or a repurchase of the company’s securities. A company may not exculpate an office holder from a breach of the duty of loyalty towards the company.

        Under the Israeli Companies Law, however, an Israeli company may only indemnify or insure an office holder against a breach of duty of loyalty to the extent that the office holder acted in good faith and had reasonable grounds to assume that the action would not prejudice the company. In addition, an Israeli company may not indemnify, insure or exculpate an office holder against a breach of duty of care if committed intentionally or recklessly, or an action committed with the intent to derive an unlawful personal gain, or for a fine or forfeit levied against the office holder in connection with a criminal offense.

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

        Since the third quarter of 2006, search revenues powered by Google’s AdSense program made a significant contribution to the Company’s results. This program is currently governed by the Google AdSenseTM Online Standard Terms and Conditions a copy of which is in Exhibit 4.1. Following the receipt of a notice from Google as described under “Item 3D. Risk Factors – Risk related to our business”, the Company is currently negotiating a new contract with Google.

        Our Software Product Licensing and Software Game Distribution and Promotion Agreement with Oberon Media Inc., dated January 7, 2004 and our agreement dated June 7, 2006 with Yahoo! are described under “Item 4.B Business Overview – Collaborations.” Our OEM Agreement with Commtouch Ltd., effective December 7, 2004 and most recently renewed on July 15, 2007, is described under “Item 4.B Business Overview – Intellectual Property.” The purchase option granted to the lead underwriter of our initial public offering, are described under “Item 7.B Related Party Transactions – Registration Rights.” The employment agreements with our principal officers are described under “Item 6.C Board Practices – Employment Agreements”.

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

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax at the rate of 29% in 2007. The rate was 31% for 2006, and is scheduled to decline to 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter. However, the effective tax rate payable by a company that derives income from an approved enterprise (as discussed below) may be considerably less. In March 2006, a new program was approved, to begin in 2008. Special Provisions Relating to Taxation under Inflationary Conditions

        The Income Tax Law (Inflationary Adjustments), 1985, or the Inflationary Adjustments Law, represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is highly complex. Until December 31, 2005 we measured our Israeli taxable income in accordance with this law, but from January 1, 2006 we have elected to measure our Israeli taxable income in relation to changes in the U.S. dollar/NIS exchange rate rather than the Israeli inflation index. We were permitted to make such a change pursuant to regulations published by the Israeli Minister of Finance, which provide the conditions for so doing. A company that elects to measure its results for tax purposes based on the U.S. dollar/NIS exchange rate cannot change that election for a period of three years following the election. We believe that we meet the necessary conditions and as such, continue to measure our results for tax purposes based on the U.S. dollar/NIS exchange rate.

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

        On April 1, 2005, a comprehensive amendment to the Investment Law came into effect. The amendment revised the criteria for investments qualified to receive tax benefits. An eligible investments program under the amendment will qualify for benefits as a Privileged Enterprise (rather than the previous terminology of Approver Enterprise). As the amended Investment Law does not retroactively apply for investments programs having an approved enterprise approval certificate issued by the Israeli Investment Center prior to December 31, 2004, our current tax benefits are subject to the provisions of the Investment Law prior to its revision, while new benefits that will be received in the future, if any, will be subject to the provisions of the Investment Law, as amended. Accordingly, the following description includes a summary of the Investment Law prior to its amendment as well as the relevant changes contained in the Investment Law, as amended.

        Currently we have two Approved Enterprise Programs under the Investment Law, which entitle us to certain tax benefits, and a ruling for one Privileged Enterprise Program. The Approved Enterprise Programs granted to us are defined in the Investment Law as Alternative Benefits Programs, which allow for a two years exemption for undistributed income and reduced company tax rate of between 10% and 25% for the following five to eight years, depending on the extent of foreign (non-Israeli) investment in us during the relevant year. The tax rate will be 20% if the foreign investment level is more than 49% but less than 74%, 15% if the foreign investment level is more than 74% but less than 90%, and 10% if the foreign investment level is 90% or more. The lowest level of foreign investment during a particular year will be used to determine the relevant tax rate for that year. The period in which we receive these tax benefits may not extend beyond 14 years from the year in which approval was granted and 12 years from the year in which operations or production by the enterprise began.

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

        As a result of the Amendment, it is no longer necessary for a company to acquire Approved Enterprise status in order to receive the tax benefits previously available under the Alternative Route, and therefore such companies need not apply to the Investment Center for this purpose. Rather, a company may claim the tax benefits offered by the Investment Law directly in its tax returns or by notifying the Israeli Tax Authority within 12 months of the end of that year, provided that its facilities meet the criteria for tax benefits set out by the Amendment (the “Privileged Enterprise”). Companies are also granted a right to approach the Israeli Tax Authority for a pre-ruling regarding their eligibility for benefits under the Amendment. The Amendment includes provisions attempting to ensure that a company will not enjoy both Government grants and tax benefits for the same investment program.

        Tax benefits are available under the Amendment to production facilities (or other eligible facilities), which are generally required to derive more than 25% of their business income from export. In order to receive the tax benefits, the Amendment states that the company must make an investment in the Privileged Enterprise exceeding a certain percentage or a minimum amount specified in the Law. Such investment may be made over a period of no more than 3 years ending at the end of the year in which the company requested to have the tax benefits apply to the Privileged Enterprise (the “Year of Election”). Where the company requests to have the tax benefits apply to an expansion of existing facilities, then only the expansion will be considered a Privileged Enterprise and the company’s effective tax rate will be the result of a weighted average of the applicable rates. In this case, the minimum investment required in order to qualify as a Privileged Enterprise is required to exceed a certain percentage or a minimum amount of the company’s production assets at the end of the year before the expansion.

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

        The duration of tax benefits is subject to a limitation of the earlier of 7 to 10 years from the Commencement Year (Commencement Year defined as the later of: (i) the first tax year in which the Company had derived income for tax purposes from the Privileged Enterprise or (ii) the year in which the Company requested to have the tax benefits apply to the Beneficiary Enterprise – Year of Election), or 12 years from the first day of the Year of Election. The tax benefits granted to a Privileged Enterprise are determined, as applicable to its geographic location within Israel.

        Similar to the currently available alternative route, exemption from corporate tax on undistributed income for a period of two to ten years, depending on the geographic location of the Privileged Enterprise within Israel, and a reduced corporate tax rate of 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in each year. Benefits may be granted for a term of seven to ten years, depending on the level of foreign investment in the company. If the company pays a dividend out of income derived from the Privileged Enterprise during the tax exemption period, such income will be subject to corporate tax at the applicable rate (10%-25%) in respect of the gross amount of the dividend that we may be distributed. The company is required to withhold tax at the source at a rate of 15% from any dividends distributed from income derived from the Benefited Enterprise.

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

        The amount of any back-up withholding may be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that required information is furnished to the IRS

F.	DIVDENDS AND PAYING AGENTS

        Not applicable.

G.	STATEMENT BY EXPERTS

        Not applicable.

H.	DOCUMENTS ON DISPLAY

        You may request a copy of our U.S. SEC filings, at no cost, by writing or calling us at IncrediMail Ltd., 4 HaNechoshet Street, Tel-Aviv 69710, Israel, Attention: Yacov Kaufman, Telephone: +972-3-7696100. A copy of each report submitted in accordance with applicable United States law is available for public review at our principal executive offices. In addition, our filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public from the SEC’s website at www.sec.gov.

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

        Exchange Rate Risk. A significant portion of our revenues and expenses are in foreign currencies. As a result numerous balances are denominated or linked to these currencies. In 2006 the related foreign currency fluctuation resulted in $97,000 financial expense and in 2007 resulted in financial income of $198,000. Both sums are components of the exchange rate differences set forth in Note 11(a) of our financial statements. As of December 31, 2007, our net liability in foreign currencies amounted to approximately $1.3 million.

        In addition, in territories where our prices are based on local currencies, fluctuations in the dollar exchange rate could affect our gross profit margin. We may compensate for such fluctuations by changing product prices accordingly. We also hold a small part of our financial investments in other currencies, mainly New Israeli Shekels and Euro. The dollar value of those investments may decline. A revaluation of 1% of the foreign currencies (i.e. other than U.S. dollar) could reduce our income before taxes by approximately $0.1 million.

        A majority of our costs, including salaries, expenses and office expenses are incurred in New Israeli Shekels. Inflation in Israel may have the effect of increasing the U.S. dollar cost of our operations in Israel. If the U.S. dollar declines in value in relation to the New Israeli Shekel, it will become more expensive for us to fund our operations in Israel. A revaluation of 1% of the NIS will affect our income before tax by less than one percent. The exchange rate of the U.S. dollar to the New Israeli Shekel, based on exchange rates published by the Bank of Israel, was as follows:

	Year Ended December 31,
	2005	2006	2007

Average rate for period	4.488	4.457	4.108
Rate at year-end	4.603	4.225	3.846

        Towards the end of 2006, we engaged a firm to analyze our exposure to the fluctuation in foreign currency exchange rates and are implementing their recommendations since then.

        Interest Rate Risk. The primary objective of our investment activities is to preserve principal while maximizing the interest income we receive from our investments, without increasing risk. Our current investment policy is to invest in dollar denominated or linked debentures, of limited sums, rated A or higher and with an average maturity of no more than 3 years. We are exposed to market risks resulting from changes in interest rates relating primarily to our financial investments in cash, deposits and marketable securities. We do not use derivative financial instruments to limit exposure to interest rate risk. Our interest gains may decline in the future as a result of changes in the financial markets. However, we believe any such potential loss would be immaterial to us.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.	None.

B.	USE OF PROCEEDS

        The effective date of our first registration statement, filed on Form F-1 under the Securities Act (File No. 333-129246), relating to the initial public offering of our ordinary shares, was January 30, 2006.

ITEM 15.	CONTROLS AND PROCEDURES

    (a)        Disclosure Controls and Procedures. Our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2007. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2007, we have in place effective controls and procedures designed to ensure that information disclosed by us in the reports we file or submit under the Exchange Act and the rules thereunder, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

    (b)        Management’s Annual Report on Internal Control Over Financial Reporting: Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

—	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets

—	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors

—	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Our management recognizes that there are inherent limitations in the effectiveness of any system of internal control over financial reporting, including the possibility of human error and the circumvention or override of internal control. Accordingly, even effective internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation, and may not prevent or detect all misstatements. Further, because of changes in conditions, the effectiveness of internal control over financial reporting may vary over time.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2007. Our management has concluded, based on its assessment, that our internal control over financial reporting was effective as of December 31, 2007.

Our financial statements have been audited by Kost, Forer, Gabbay & Kasierer (A Member of Ernst & Young Global), an independent registered public accounting firm.

    (c)        Attestation Report of Registered Public Accounting Firm: Not applicable.

    (d)        Changes in Internal Control Over Financial Reporting: During the period covered by this report, no material changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) have occurred that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[Reserved]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

        Our board of directors has determined that Mr. James H. Lee and David Jutkowitz, who are independent directors (as defined under Rule 4200(a)(15) of the NASD market rules) and serve on our audit committee, qualify as “audit committee financial expert” as defined in Item 16A of Form 20-F.

ITEM 16B.	CODE OF ETHICS

        Our board of directors has adopted a code of conduct applicable to all of our directors, officers and employees as required by the Nasdaq Market rules, which also complies with the definition of a “code of ethics” set out in Section 406(c) of the Sarbanes-Oxley Act of 2002. A copy of the code of ethics is attached hereto as Exhibit 11.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

        We paid the following fees for the professional services rendered by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, which have served as our registered public accounting firm for the last two years:

	2006	2007

Audit Fees	$191,683	$151,725
Audit Related Fees	-	21,768
Tax Fees	35,861	49,664

Total	$227,544	$223,157

        Audit Fees include audit services, quarterly reviews and audit service rendered in connection with our initial public offering. Tax fees include, corporate tax returns, international tax, VAT advise and tax advise related to acquisitions.

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        None.

PART III

ITEM 17.	FINANCIAL STATEMENTS

        Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

        The following financial statements and related auditors’ report are filed as part of this annual report:

Page

Report of Independent Registered Public Accounting Firm	F-2

Balance Sheets as of December 31, 2006 and 2007	F-3 - F-4

Statements of Income for the Years Ended December 31, 2005, 2006 and 2007	F-5

Statements of Changes in Shareholders' Equity (Deficiency)
for the Years Ended December 31, 2005, 2006 and 2007	F-6

Statements of Cash Flows for the Years Ended December 31, 2005, 2006 and 2007	F-7

Notes to Financial Statements	F-9

ITEM 19.	EXHIBITS:

No.	Description

1.1	Memorandum of Association of Registrant (1)

1.2	Certificate of Change of Name of Registrant (translated from Hebrew) (1)

1.3	Amended and Restated Articles of Association of Registrant, dated February 3, 2006 (2)

4.1	Google AdSenseTM Online Standard Terms and Conditions

4.2	OEM Agreement, effective December 7, 2004, between Commtouch Ltd. and the Registrant (1)

4.3	The Registrant's 2003 Israeli Share Option Plan and the form of Option Agreement (1)

8	List of all subsidiaries.

11	Code of Ethics

12.1	Certifications required by Rule 13a-14(a) or Rule 15d-14(a) executed by the Chief Executive officer of the Company

12.2	Certifications required by Rule 13a-14(a) or Rule 15d-14(a) executed by the Chief Financial officer of the Company

13	Certification required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United Stated Code

14	Consent of Kost Forer Gabbay & Kasierer, an affiliate of Ernst & Young Global, Independent Auditors

(1)	Previously filed with the SEC on October 25, 2005 as an exhibit to our registration statement on Form F-1/A (File No. 333-129246).

(2)	Previously filed with the SEC on January 5, 2006 as an exhibit to our registration statement on Form F-1/A (File No. 333-129246).

(3)	Previously filed with the SEC on January 26, 2006 as an exhibit to our registration statement on Form F-1/A (File No. 333-129246).

*	Confidential treatment has been requested with respect to certain portions of this exhibit pursuant to 17.C.F.R. §§ 230.406 and 200.83. Omitted portions were filed separately with the SEC.

INCREDIMAIL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007

IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com/il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

INCREDIMAIL LTD.

        We have audited the accompanying consolidated balance sheets of Incredimail Ltd. (“the Company”) and its subsidiaries as of December 31, 2006 and 2007, and the related consolidated statements of operations, changes in shareholders’ equity (deficiency) and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2006 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with U.S. generally accepted accounting principles.

        As discussed in Note 2s to the consolidated financial statements, in 2006 the Company adopted Statement Financial Accounting Standards Board No. 123 (revised 2004) “Share-Based Payment”.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
May 12, 2008	A Member of Ernst & Young Global

INCREDIMAIL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2006	2007

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$8,366	$4,611
Short term bank deposit	-	1,000
Marketable securities	17,381	17,811
Trade receivables	1,828	1,993
Deferred taxes, net	418	368
Other receivables and prepaid expenses	611	2,017

Total current assets	28,604	27,800

LONG-TERM ASSETS:
Severance pay fund	589	1,037
Deferred taxes, net	221	92
Long-term deposits	412	482
Restricted cash	92	158
Long-term investment	-	100
Property and equipment, net	877	1,808
Other intangible assets, net	341	164
Goodwill	288	125

Total long-term assets	2,820	3,966

Total assets	$31,424	$31,766

The accompanying notes are an integral part of the consolidated financial statements.

INCREDIMAIL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2006	2007

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$464	$1,546
Deferred revenues	3,703	3,254
Accrued expenses and other liabilities	2,876	3,244

Total current liabilities	7,043	8,044

LONG-TERM LIABILITIES:
Deferred revenues	951	1,559
Accrued severance pay	853	1,392

Total long-term liabilities	1,804	2,951

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 0.01 par value -
Authorized: 15,000,000 shares as of December 31, 2006 and 2007; Issued and outstanding: 9,399,458 and 9,475,943 shares at December 31, 2006 and
2007, respectively	20	20
Additional paid-in capital	20,993	22,029
Accumulated other comprehensive income	109	112
Retained earnings (accumulated deficit)	1,455	(1,390)

Total shareholders' equity	22,577	20,771

Total liabilities and shareholders' equity	$31,424	$31,766

The accompanying notes are an integral part of the consolidated financial statements.

INCREDIMAIL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2005	2006	2007

Revenues	$7,402	$10,851	$18,675
Cost of revenues	570	858	1,740

Gross profit	6,832	9,993	16,935

Operating expenses:
Research and development	2,040	3,251	6,125
Selling and marketing	925	1,767	4,682
General and administrative	922	2,717	3,693
Goodwill impairment	-	-	163

Total operating expenses	3,887	7,735	14,663

Operating income	2,945	2,258	2,272
Financial income (expenses), net	(14)	984	(3,641)

Income (loss) before taxes on income	2,931	3,242	(1,369)
Taxes on income	845	765	1,393
Tax expense due to dividend paid out of tax exempt income	937	-	-

Net income (loss)	$1,149	$2,477	$(2,762)

Net earnings (loss) per Ordinary share:

Basic	$0.17	$0.27	$(0.29)

Diluted	$0.16	$0.27	$(0.29)

The accompanying notes are an integral part of the consolidated financial statements.

INCREDIMAIL LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except per share data)

	Share capital	Additional paid-in capital	Deferred stock compensation	Accumulated other comprehensive income	Retained earnings (accumulated deficit)	Total comprehensive income (loss)	Total shareholders' equity

Balance as of January 1, 2005	$11	$1,118	$(427)	$26	$2,124		$2,852
Reversal of deferred stock compensation in
respect of employees' termination	-	(59)	59	-	-		-
Stock based compensation		32	-	-	-		32
Amortization of deferred stock compensation	-	-	111	-	-		111
Compensation in respect of grant of options to non-employees	-	30	-	-	-		30
Conversion of Preferred shares into Ordinary shares	-	33	-	-	-		33
Exercise of share options	1	*) -	-	-	-		1
Dividend declared and paid ($ 0.62 per Ordinary share)	-	-	-	-	(4,295)		(4,295)
Comprehensive income:
Changes in unrealized holding gains on marketable securities, net	-	-	-	52	-	$52	52
Net income	-	-	-	-	1,149	1,149	1,149

Total comprehensive income						$1,201

Balance as of December 31, 2005	12	1,154	(257)	78	(1,022)		(35)
Issuance of share capital upon initial public offering, net	5	16,374	-	-	-		16,379
Conversion of preferred shares	3	3,027	-	-	-		3,030
Issuance of shares upon the acquisition of Bizchord	*)	100	-	-	-		100
Issuance of shares to non-employees	*)	60	-	-	-		60
Reclassification of deferred stock compensation to additional paid-in
capital upon adoption of SFAS 123R	-	(257)	257	-	-		-
Stock based compensation	-	525	-	-	-		525
Exercise of share options	*)	10	-	-	-		10
Comprehensive income:
Changes in unrealized holding gains on marketable securities, net	-	-	-	31	-	$31	31
Net income	-	-	-	-	2,477	2,477	2,477

Total comprehensive income						$2,508

Balance as of December 31, 2006	20	20,993	-	109	1,455		22,577
Tax benefit in respect of offering expenses		143	-	-	-		143
Issuance of shares to non-employees	*)	63	-	-	-		63
Stock based compensation		706	-	-	-		706
Exercise of share options	*)	124	-	-	-		124
FIN 48 opening balance adjustment	-	-	-	-	(83)		(83)
Comprehensive income:
Changes in unrealized holding gains on marketable securities, net	-	-	-	3	-	$3	3
Net loss	-	-	-	-	(2,762)	(2,762)	(2,762)

Total comprehensive loss						$(2,759)

Balance as of December 31, 2007	$20	$22,029	$-	$112	$(1,390)		$20,771

*)	Represents an amount less than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

INCREDIMAIL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2005	2006	2007

Cash flows from operating activities:
Net income (loss)	$1,149	$2,477	$(2,762)
Adjustments required to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	69	245	510
Stock based compensation	173	585	769
Impairment of goodwill and other intangible assets	-	-	316
Other-than-temporary impairment on long-term investment and
marketable securities	-	-	5,147
Amortization of premium (accretion of discount) and accrued
interest on marketable securities	(42)	(219)	(294)
Deferred taxes, net	(27)	(290)	211
Accrued severance pay, net	10	185	91
Decrease (increase) in trade receivables	(110)	243	(165)
Increase in other receivables and prepaid expenses	(52)	(799)	(1,406)
Increase in long-term deposits	(12)	(258)	(70)
Increase in trade payables	12	350	1,082
Increase in deferred revenues	1,869	1,360	159
Increase in accrued expenses and other liabilities	1,184	1,309	226
Other	28	-	7

Net cash provided by operating activities	4,251	5,188	3,821

Cash flows from investing activities:
Purchase of property and equipment	(266)	(831)	(1,355)
Proceeds from sale of property and equipment	2	-	15
Proceeds from short-term bank deposits	1,138	-	-
Investment in short-term bank deposits	(500)	-	(1,000)
Restricted cash	1	(62)	(66)
Capitalization of software development costs and content costs	-	(76)	(84)
Payment for the acquisition of Bizchord (a)	-	(456)	-
Proceeds from sales of marketable securities	977	5,833	54,369
Investment in marketable securities	(2,736)	(20,462)	(59,749)

Net cash used in investing activities	(1,384)	(16,054)	(7,870)

Cash flows from financing activities:
Proceeds from issuance of shares upon initial public offering, net	-	16,798	-
Tax benefit in respect of issuance expenses	-	-	111
Exercise of share options	-	10	124
Repayment of capital lease obligations	(8)	-	-
Reimbursement of (deferred) issuance costs	(478)	-	59
Short-term bank credit, net	-	(4)	-
Dividend paid	(4,295)	-	-

Net cash provided by (used in) financing activities	(4,781)	16,804	294

Increase (decrease) in cash and cash equivalents	(1,914)	5,938	(3,755)
Cash and cash equivalents at beginning of year	4,342	2,428	8,366

Cash and cash equivalents at end of year	$2,428	$8,366	$4,611

The accompanying notes are an integral part of the consolidated financial statements.

INCREDIMAIL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2005	2006	2007

Supplemental information and disclosures of non-cash investing and financing activities:

Decrease in deferred issuance costs	$-	$478	$-

Conversion of Preferred shares into Ordinary shares	$33	$3,030	$-

Cash paid during the year for:
Income taxes	$1,618	$275	$2,019

(a) Payment for the acquisition of Bizchord:

Estimated fair value of assets acquired at the acquisition date:

Other intangible assets		$268
Goodwill		288

		556
Less - issuance of Ordinary shares		(100)

		$456

The accompanying notes are an integral part of the consolidated financial statements.

INCREDIMAIL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:	–	GENERAL

a.	General:

Incredimail Ltd. and its wholly-owned subsidiary in the U.S, Incredimail Inc., design develop and market content and media products, particularly email products, creating an entertaining experience by offering users the ability to design a customized and personal presentation, targeting the consumer and home market. Bizchord Ltd., a wholly-owned subsidiary in Israel, is engaged in transaction processing. Incredimail Ltd (“Incredimail”) and its wholly-owned subsidiaries are collectively referred to as “the Company”. The Company was incorporated under the laws of Israel in 1999 and commenced operations in 2000.

b.	Initial Public Offering (“IPO”):

On February 3, 2006, the Company affected an Initial Public Offering (“IPO”) of its Ordinary shares on the Nasdaq Capital Market. The Company issued 2,500,000 shares at a price of $7.50 per share before underwriting and issuance expenses. Total net proceeds from the issuance amounted to approximately $16.4 million. Upon closing of the IPO, each Preferred share was converted into 38 Ordinary shares. On the closing date of the IPO, the Company granted to its underwriters an option to purchase 175,000 Ordinary shares at a price per share of $9.375. The option shall expire five years following the grant date.

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

Under the terms of the acquisition agreement, additional contingent payment of up to $250,000 in cash and in shares of Incredimail, equally, was to be paid to the selling shareholders of Bizchord based on services rendered to the Company by the selling shareholders over two years. In 2007, one of the selling shareholders ceased rendering services to the Company and accordingly, $125,000 out of the total amount has been forfeited. The remaining $125,000 is recognized as an operating expense over the service period in accordance with Emerging Issue Task Force (“EITF”) 95-8 “Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination”.

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

Core technology in the amount of $268 is amortized on a straight-line basis over an estimated useful life of five years. In 2007, the Company recorded an impairment loss with respect to core technology and goodwill acquired on the acquisition of Bizchord, see Notes 2(i) and 2(j).

INCREDIMAIL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared according to United States Generally Accepted Accounting Principles ("U.S. GAAP").

a.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

b.	Financial statements in U.S. dollars:

The Company has operations in Israel and most of the Israeli expenses are currently paid in New Israeli Shekels (“NIS”); however, the markets for the Company’s products are located outside of Israel and the Company generates most of its revenues in U.S. dollars (“dollars”). The Company’s management believes that the dollar is the primary currency of the economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the dollar.

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 52, “Foreign Currency Translation”. All transaction gains and losses of the remeasured monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate.

c.	Principles of consolidation:

Intercompany balances and transactions have been eliminated upon consolidation.

d.	Cash equivalents:

The Company considers short-term unrestricted highly liquid investments that are readily convertible into cash, purchased with original maturities of three months or less to be cash equivalents.

e.	Restricted cash:

Restricted cash is invested in bank deposits, which are pledged in favor of the bank which provides to the Company guarantees with respect to office lease agreements.

f.	Marketable securities and long-term investment:

The Company accounts for investments in debt and equity securities in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”. Management determines the appropriate classification of its investments in debt and equity securities at the time of purchase and reevaluates such determinations at each balance sheet date.

At December 31, 2006 and 2007, all marketable securities are designated as available-for-sale. Marketable securities classified as “available-for-sale” are carried at fair value. Unrealized gains and losses are reported in a separate component of shareholders’ equity in accumulated other comprehensive income. Gains and losses are recognized when realized, on a specific identification basis, in the Company’s consolidated statements of operations.

INCREDIMAIL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Impairment losses are recognized as realized or when the Company has determined that other-than-temporary decline in fair value has occurred. FASB Staff Position (“FSP”) No. 115-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investment” (“FSP 115-1”) and SAB Topic 5M “Other Than Temporary Impairment of Certain Investments in Debt and Equity Securities” provides guidance for determining when an investment is considered impaired, whether impairment is other-than temporary, and measurement of an impairment loss. An investment is considered impaired if the fair value of the investment decreased below its cost in other-than temporary manner. If, after consideration of all available evidence to evaluate the realizable value of its investment, impairment is determined to be other than temporary, then an impairment loss should be recognized equal to the difference between the investment’s cost and its fair value. As for impairment see Note 3.

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

Amortization is calculated using the straight-line method over the estimated useful lives at the following annual rates:

Weighted average %

Capitalized software (see l)	33
Content (see o)	33
Technology	20

i.	Impairment of long-lived assets:

The Company’s long-lived assets, tangible and intangible, other than goodwill, are reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. In 2005 and 2006, no impairment losses have been identified. In 2007, the Company recorded an impairment loss to cost of revenues in the amount of $ 153,000 in respect of core technology acquired in the acquisition of Bizchord.

INCREDIMAIL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.	Goodwill:

Goodwill represents the excess of the cost over the fair value of the net assets of businesses acquired. Under SFAS No. 142, goodwill is not amortized.

Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets”(“SFAS No. 142”), prescribes a two-phase process for impairment testing of goodwill. The first phase screens for impairment, while the second phase (if necessary) measures impairment. In the first phase of impairment testing, goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. If the carrying value of the reporting unit exceeds its fair value, the second phase is then performed. The second phase of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. Fair value is determined using discounted cash flows. Significant estimates used in the fair value methodologies include estimates of future cash flows, future growth rates and the weighted average cost of capital of the reporting unit. In 2007, the Company performed annual impairment test and recorded an impairment loss in the amount of $ 163,000 in respect of Bizchord reporting unit.

k.	Revenue recognition:

The Company’s revenues are derived from licensing the right to use its email software, content database, email anti spam services, advertising and collaboration arrangements.

Revenues from email software license sales are recognized when all criteria outlined in Statement of Position (“SOP”) 97-2, “Software Revenue Recognition” (as amended), are met. Revenues from software license are recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable, and collectability is probable. The Company’s e-mail users may also purchase a license to its content database. This content database provides additional Incredimail content files in the form of email background, animation sounds, graphics and e-mail notifiers. Licensing fees are recognized over the license period. Lifetime licensing revenues are recognized over the estimated usage period of the content database. In accordance with its policy, the Company reviews the estimated usage period of the lifetime licensing on an ongoing basis. Effective October 1, 2007, as a result of this review, the Company changed its estimates of the useful life of its lifetime licensing to better reflect the estimated periods during which revenues will be recognized. The lifetime licensing recognized previously over three years was increased to five years. The effect of this change in estimate was to reduce 2007 revenues by $ 204,000, decrease 2007 net income by $ 151,000, and decrease 2007 basic and diluted earnings per share by $ 0.01.

Deferred revenues include upfront payments received from customers, for which revenues have not yet been recognized.

Revenues from email anti-spam services are recognized ratably over the service period.

The Company generates revenues from search related advertising, receiving a share of the advertising revenues from companies providing search capabilities. In addition, the Company offers advertisers the ability to place text-based ads on its website and banners in its email clients. Advertisers are charged monthly based on the number of times a user clicks on one of the ads. The Company recognizes revenue from direct and third party advertisement at that time.

INCREDIMAIL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Collaboration arrangements have been established with companies that use the Company’s brand name “Incredi” for their website and to which the Company refers users. In consideration of the brand and promotional activity that the Company provides, it is entitled to a share of the gross revenues generated from the website or to a share of the net license fees received by the Company’s collaborator through its website. Revenues from these collaboration arrangements are recognized when earned.

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

Costs incurred by the Company between completion of the working model and the point at which the product is ready for general release, have been capitalized.

Capitalized software development costs are amortized commencing with general product release, by the greater of the amount computed using the: (i) ratio that current gross revenues from sales of the software to the total of current and anticipated future gross revenues from sales of that software, or (ii) the straight-line method over the estimated useful life of the product.

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

On January 1, 2007, the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109” (FIN 48). FIN 48 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No. 109. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement.

The Company classifies interest as tax expenses. The Company’s policy for interest related to income tax exposures was not impacted as a result of the adoption of the recognition and measurement provisions of FIN No. 48.

As a result of the implementation of FIN No. 48, the Company recognized a $ 83 increase in liability for unrecognized tax benefits, which was accounted for as an decrease to the January 1, 2007 balance of retained earnings.

INCREDIMAIL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.	Advertising costs:

Advertising costs are expensed as incurred. Advertising costs for the years ended December 31, 2005, 2006 and 2007 amounted to $ 35,000, $ 218,000 and $ 1,411,000, respectively.

o.	Content costs:

The Company assembles content for the use of its customers through purchases of a variety of creative and diverse graphics, sound and multimedia from third party manufacturers and through internal creation of such content. In 2005 and 2006, the Company expensed content costs as incurred. Effective January 1, 2007, the Company changed its accounting policy for recognizing costs of database contents acquired from third parties. Under the new policy, these costs are capitalized and amortized over their estimated useful life of three years. The Company determined that this change in accounting principle is preferable in the circumstances from the following reasons: (1) content database is acquired and added to the Company’s library, (2) being developed and subsequently billed by independent third parties, the market value of this content is easily determined. This content is being used by the Company’s customers over several years and does not get depleted. The customers cease using the content after several years when it becomes no longer attractive or innovative. Prior periods have not been restated due to immateriality.

Content costs for the years 2005 and 2006 amounted to $ 139,000 and $ 198,000, respectively. Content costs in 2007 amounted to $ 353,000, of which $ 84,000 was capitalized and the remaining expensed as incurred. Amortization of capitalized content costs in 2007 amounted to $ 17,000.

p.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, bank deposits, marketable securities and trade receivables.

The majority of the Company’s cash and cash equivalents and bank deposits are invested mainly in dollar instruments with major banks in the U.S. and Israel. Management believes that the financial institutions that hold the Company’s investments are financially sound and accordingly, low credit risk exists with respect to these investments.

The Company’s marketable securities consist of investment-grade corporate debentures, government debentures and equity securities.

The Company is subject to a minimal amount of credit risk with respect to sales of the Company’s software products and content database, as these sales are primarily obtained through credit card sales. The Company’s major customer is financially sound, and the Company believes minimal credit risk is associated with this customer. To date, the Company has not experienced any material bad debt losses.

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

Severance expenses for the years ended December 31, 2005, 2006 and 2007 amounted to $ 158,000, $ 405,000 and $ 499,000 respectively.

r.	Net earnings (loss) per Ordinary share:

In 2005 and 2006, the Company applied the two-class method as required by Emerging Issues Task Force (“EITF”) No. 03-6, “Participating Securities and the Two-Class Method under FASB Statement No. 128, “Earnings per Share” (SFAS 128). EITF No. 03-6 requires the income per share for each class of shares (Ordinary shares and Preferred shares) to be calculated assuming 100% of the Company’s earnings are distributed as dividends to each class of shares based on their contractual rights. In 2007, the Company had only one class of shares.

Basic net earnings (loss) per Ordinary shares are computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings (loss) per Ordinary share are computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with SFAS No. 128, “Earnings per Share”.

The total weighted average number of Ordinary shares related to the outstanding options excluded from the calculations of diluted net earnings per Ordinary share because these securities are anti-dilutive was 539,609 for the year ended December 31, 2006. None were excluded from this calculation in 2005. Because of the loss in 2007, all options were excluded from the calculation of diluted net loss per share.

Basic and diluted net earnings per Preferred shares were not presented in the consolidated financial statements.

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

SFAS 123(R) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated statements of operations. Prior to January 1, 2006, the Company applied the intrinsic value method of accounting for stock options as prescribed by APB 25, whereby compensation expense is equal to the excess, if any, of the market price of the stock over the exercise price at the grant date of the award.

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

The Company estimates the fair value of stock options granted using the Binomial method option-pricing model. The option-pricing model requires a number of assumptions, of which the most significant are expected stock price volatility and the expected option term. Expected volatility was calculated based upon an average between historical volatilities of the Company, similar entities and industry sector index similar to the Company’s characteristics, since it does not have sufficient company specific data due to it recent IPO.

The expected option term represents the period that the Company’s stock options are expected to be outstanding and was determined based on past exercise employee behavior. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term. The Company has no foreseeable plans to pay dividends.

The fair value of the Company’s stock options granted to employees and directors was estimated using the following weighted average assumptions:

	Year ended December 31,
	2006	2007

Risk free interest rate	4.8%	4.1%
Dividend yield	0%	0%
Expected volatility	41%-71.9%	46.9%-59.8%
Weighted average volatility	56.3%	53.4%
Expected term (years)	3.95	4.175

*)	No options were granted to employees in 2005.

INCREDIMAIL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to options granted under the Company’s stock option plans for the year ended December 31, 2005. For purposes of this pro forma disclosure, the value of the options is estimated using a Black-Scholes-Merton option-pricing formula.

Year ended December 31, 2005

Net income - as reported	$1,149
Add Stock-based employee compensation-included in reported net income	143
Deduct Stock-based employee compensation - fair value	(312)

Pro forma net income	$980

Basic net earnings per Ordinary share as reported	$0.17

Diluted net earnings per Ordinary share as reported	$0.16

Pro forma basic net earnings per Ordinary share	$0.15

Pro forma diluted net earnings per Ordinary share	$0.14

t.	Fair value of financial instruments:

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

1.	The carrying amounts of cash and cash equivalents, short-term bank deposits, other receivables, trade payables and other payables approximate their fair value due to the short-term maturity of such instruments.

2.	The fair value of short term marketable securities is based on quoted market prices.

3.	For long-term marketable security not actively traded – fair value is estimated using values obtained from the Company’s asset managers. To estimate the value of this investment the asset managers employ various models that take into consideration such factors, among others, as the credit rating of the issuer, effective maturity of the security, yields on comparably rated publicly traded securities. The actual value at which such security could actually be sold or settled with a willing buyer or seller may differ from such estimated fair values depending on a number of factors including, but not limited to, current and future economic conditions, the quantity sold or settled, the presence of an active market and the availability of a willing buyer or seller.

4.	The fair value of derivative instruments is estimated by quotes from the bank.

INCREDIMAIL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

u.	Recently issued accounting pronouncements:

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”). This Standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. The provisions of SFAS No. 157 are effective for the Company beginning January 1, 2008. The FASB issues a FASB Staff Position (FSP) to defer the effective date of SFAS No. 157 for one year for all nonfinancial assets and nonfinancial liabilities, except for those items that are recognized or disclosed at fair value in the financial statements on a recurring basis. The Company does not expect the adoption will have material impact on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”). SFAS No. 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected to be reported in earnings. The provisions of SFAS No. 159 are effective for the Company beginning January 1, 2008. The Company does not expect the adoption of SFAS No. 159 will have an impact on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”). SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non controlling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141R is effective for fiscal years beginning after December 15, 2008. Earlier adoption is prohibited. The Company believes that the adoption of SFAS 141R could have an impact on its consolidated financial statements; however, the impact would depend on the nature, terms and magnitude of acquisitions it consummates in the future.

NOTE 3:	–	MARKETABLE SECURITIES AND LONG-TERM INVESMENT

a.	Marketable securities:

The Company’s marketable securities are classified as available-for-sale securities and are carried at fair value. The following table summarizes amortized costs, gross unrealized holding gains and losses and market value of marketable securities as of December 31, 2006 and 2007:

	Amortized cost		Gross unrealized gains		Gross unrealized losses		Market value
	December 31,		December 31,		December 31,		December 31,
	2006	2007	2006	2007	2006	2007	2006	2007
	U.S. dollars in thousands

Corporate debentures	$11,783	$16,922	$165	$134	$13	$3	$11,935	$17,053
Government debentures	5,320	50	1	-	1	-	5,320	50
Equity securities	124	709	2	1	-	2	126	708

	$17,227	$17,681	$168	$135	$14	$5	$17,381	$17,811

The amortized cost of marketable securities as of December 31, 2007 was reduced by $ 247,000 to reflect other-than-temporary impairment that was recorded in 2007 with respect to these securities.

INCREDIMAIL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:	–	MARKETABLE SECURITIES AND LONG-TERM INVESMENT (Cont.)

The following table summarizes the carrying amount of available-for-sale debt marketable securities at December 31, 2007, segregated based on their scheduled maturities:

U.S. dollars in thousands

Due within one year	$7,211
Due after one year through five years	6,597
Due after five years through ten years	2,116
Due after ten years	1,179

$17,103

b.	Long-term investment:

At December 31, 2007, the Company had $ 5,000,000 of principal invested in Auction Rate Security (“ARS”). The ARS held by the Company is a private placement security with long-term nominal maturities for which the interest rates are reset through an auction each month. The monthly auctions historically have provided a liquid market for these securities. Some of the underlying collateral for the ARS held by the Company consists of sub-prime mortgages.

At the time of purchase the ARS investment had Aaa/AAA credit ratings. With the liquidity issues experienced in global credit and capital markets, the ARS held by the Company at December 31, 2007 have experienced multiple failed auctions as the amount of securities submitted for sale has exceeded the amount of purchase orders. This security was rated A3*-/AAA as of December 31, 2007.

The estimated market value of the Company’s ARS holdings at December 31, 2007 was $100,000, which reflects a $ 4,900,000 adjustment to the principal value of $ 5,000,000. Although the ARS continue to pay interest according to their stated terms, based on valuation models and an analysis of other-than-temporary impairment factors, the Company has recorded a pre-tax impairment charge of $ 4,900,000 in the fourth quarter of 2007 in the financial expenses, reflecting the ARS holdings that the Company has concluded have other-than-temporary decline in value.

Given the failed auctions, the Company’s ARS are illiquid until there is a successful auction for them. Accordingly, the entire amount of such remaining ARS has been classified as a long-term investment.

On February 19, 2008, the Company was notified that this security was downgraded by S&P to CCC and on April 4, 2008, the security was downgraded by Moody’s to B3 and on CreditWatch with negative implications.

INCREDIMAIL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:	–	PROPERTY AND EQUIPMENT

	December 31,
	2006	2007
	U.S. dollars in thousands

Cost:
Computers and peripheral equipment	$1,335	$2,125
Office furniture and equipment	222	278
Leasehold improvements	165	631
Automobiles	30	41

	1,752	3,075
Accumulated depreciation	875	1,267

Depreciated cost	$877	$1,808

Depreciation expenses totaled $ 69,000, $ 242,000 and $ 402,000 for the years ended December 31, 2005, 2006 and 2007, respectively.

NOTE 5:	–	OTHER INTANGIBLE ASSETS

a.	Other intangible assets:

	December 31,
	2006	2007
	U.S. dollars in thousands

Original amounts:
Capitalized software development costs	$76	$76
Capitalized content costs	-	84
Core technology	268	115
	344	275

Accumulated amortization:
Capitalized software development costs	-	39
Capitalized content costs	-	17
Core technology	3	55

	3	111

Other intangible assets, net	$341	$164

b.	Amortization expense amounted to $0, $3,000 and $108,000 for the years ended December 31, 2005, 2006 and 2007, respectively.

c.	Estimated amortization expense for the years ended December 31, (excluding amortization of capitalized software development costs):

U.S. dollars in thousands

2008	$43
2009	43
2010	26
2011	15

$127

d.	For impairment loss see Note 2(i).

INCREDIMAIL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:	–	GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2006 and 2007 are as follows:

	December 31,
	2006	2007
	U.S. dollars in thousands

Goodwill, beginning of the year	$-	$288
Addition in respect of Bizchord acquisition	288	-
Goodwill impairment	-	(163)

Goodwill, end of year	$288	$125

NOTE 7:	–	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2006	2007
	U.S. dollars in thousands

Employees and payroll accruals	$946	$1,443
Government authorities	1,350	1,296
Accrued expenses	580	505

	$2,876	$3,244

NOTE 8:	–	COMMITMENTS AND CONTINGENT LIABILITIES

Lease commitments:

The Company rents its facilities under an operating lease agreement with an initial term expiring in 2011, with an option for additional two years.

Future minimum lease commitments under non-cancelable operating leases for the years ended December 31, are as follows:

U.S. dollars in thousands

2008	$563
2009	563
2010	563
2011	563

$2,252

Total rent expenses for the years ended December 31, 2005, 2006 and 2007 amounted to $ 75,000, $ 118,000 and $ 337,000 respectively.

The Company leases its motor vehicles under cancelable operating lease agreements. The minimum payment under these operating leases, upon cancellation of these lease agreements amounted to $ 93 as of December 31, 2007. Total lease expenses for the years ended December 31, 2005, 2006 and 2007 amounted to, $ 155,000, $ 206,000 and $ 373,000, respectively.

INCREDIMAIL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:	–	INCOME TAXES

a.	Tax benefits under the Israel Law for the Encouragement of Capital Investments, 1959 (the “Law”):

Two programs of the Company have been granted “Approved Enterprise” status under the Law. For these programs, the Company has elected alternative benefits, waiving grants in return for tax exemptions. These benefits include a tax-exemption for a period of two years and taxation at the reduced corporate tax rate of 25% for an additional period of five to eight years thereafter. The benefit period commenced in 2003 and in 2005 for the first and second programs, respectively.

The period of tax benefits detailed above is subject to limits of the earlier of 12 years from the commencement of production or 14 years from receiving the approval. The entitlement to the above benefits is subject to fulfilling the conditions stipulated by the Law, regulations published thereunder and instruments of approval for the specific investments in “Approved Enterprises”. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2007, management believes that the Company meets all conditions of the approvals.

On July 20, 2005, the shareholders of the Company approved a dividend distribution in an amount of approximately $ 4,300,000, which was paid on July 27, 2005. An amount of approximately $ 2,800,000 was paid out of the tax exempt profit. As a result of the distribution of tax-exempt profit, the Company recorded tax expense in an amount of approximately $ 937,000 in the year ended December 31, 2005.

On April 1, 2005, an amendment to the Law came into effect (“the Amendment”) and has significantly changed the provisions of the Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as a “Beneficiary Enterprise” (rather than the previous terminology of Approved Enterprise), such as a provision requiring that at least 25% of the “Beneficiary Enterprise’s” income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Law so that companies are no longer required for Investment Center approval in order to qualify for tax benefits. The period of tax benefits for a new “Beneficiary Enterprise” commences in the “Year of Commencement”. This year is the later of: (1) the year in which taxable income is first generated by the Company, or (2) a year selected by the Company for commencement, on the condition that the Company meets certain provisions provided by the Law (“Year of Election”).

If a company requested the “Alternative Package” of benefits for an Approved Enterprise under the old law before the 2005 amendment, it is precluded from filing a Year of Election notice for a “Beneficiary Enterprise” for three years after the year in which the Approved Enterprise was activated.

In addition, the Law provides that terms and benefits included in any letter of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore, the two existing Approved Enterprises will not be subject to the provisions of the Amendment.

The Company has one “Beneficiary Enterprise” plan. As of December 31, 2007, the period of benefits under the Beneficiary Enterprise first program has not commenced yet.

INCREDIMAIL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:	–	INCOME TAXES (Cont.)

As a result of the amendment, tax-exempt income generated under the provisions of the amended law, will subject the Company to taxes upon dividend distribution or complete liquidation.

As of December 31, 2007, approximately $ 6,690,000 is tax-exempt attributable to its various Approved Enterprise programs. If such tax exempt income is distributed (other than in respect of the first two programs upon the complete liquidation of the Company), it would be taxed at the reduced corporate tax rate applicable to such profits (currently 25%) and an income tax liability of up to approximately $ 1,672,000 would be incurred as of December 31, 2007. The Company has decided not to declare dividends out of such tax-exempt income, and accordingly, no additional deferred tax liabilities have been provided for.

Income of the Company from sources other than the Approved Enterprise and Beneficiary Enterprise during the period of benefits is taxable at the regular corporate tax rate.

b.	Corporate tax rates in Israel:

Taxable income of Israeli companies is subject to tax at the rate of 29% in 2007, 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter.

c.	Deferred tax assets, net:

Deferred taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. Components of the Company’s deferred tax assets are as follows:

	December 31,
	2006	2007
	U.S. dollars in thousands

Employee benefits	$110	$138
Research and development expenses	350	181
Issuance costs	223	123
Other-than-temporary impairment on marketable securities
and ARS	-	1,287
Impairment of intangible assets and goodwill	-	36

Deferred tax assets, before valuation allowance	$683	$1,765
Valuation allowance *)	-	(1,287)

Deferred tax assets	$683	$478
Deferred tax liability	(44)	(18)

	$639	$460

*)	The Company recorded a valuation allowance with respect to deferred tax assets related to other-than-temporary impairment on marketable securities and ARS, due to current uncertainty of whether the Company will produce sufficient capital gains in the future, which are considered a source of income required to offset losses from marketable securities under the Israeli Tax Law.

INCREDIMAIL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:	–	INCOME TAXES (Cont.)

d.	A reconciliation of the Company’s effective tax rate to the statutory tax rate in Israel is as follows:

		Year ended December 31,
		2005	2006	2007
		U.S. dollars in thousands

	Income (loss) before taxes on income	$2,931	$3,242	$(1,369)

	Statutory tax rate in Israel	34%	31%	29%

	Theoretical income tax expense	$997	$1,005	$(397)
	Increase (decrease) in tax expenses resulting
	from:

	Income taxes due to dividend paid out of tax
	exempt income	937	-	-
	"Approved Enterprise" benefits	(442)	(409)	(77)
	Non-deductible expenses	83	234	358
	Previous years taxes	-	(68)	-
	Other-than-temporary impairment on marketable
	securities and ARS	-	-	1,493
	Other	207	3	16

	Taxes on income	$1,782	$765	$1,393

	Net earnings (loss) per Ordinary share - amounts
	of the benefit resulting from the "Approved
	Enterprise" status:
	Basic	$0.07	$0.05	$(0.01)

	Diluted	$0.06	$0.04	$(0.01)

e.	Income taxes are comprised as follows:

	Deferred tax benefit (expense)	$(27)	$(70)	$106
	Tax expense in respect of dividend paid out of
	tax exempt income	937	-	-
	Current taxes	872	903	1,199
	Previous years taxes	-	(68)	88

		$1,782	$765	$1,393

INCREDIMAIL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:	–	INCOME TAXES (Cont.)

f.	Uncertain tax position:

A reconciliation of the beginning and ending balances of the total amounts of unrecognized tax benefits is as follows:

U.S. dollars in thousands

Balance at January 1, 2007	$634
Increases in tax positions for current year *)	208

Balance at December 31, 2007 **)	$842

*)	Includes additions generated from changes in the Dollar/NIS exchange rate, adjustment to the CPI and accrued interest in the total amount of $88,000.

**)	As of December 31, 2007 the unrecognized tax benefits included $799,000 of tax benefits, which if recognized, would reduce the Company’s annual effective tax rate.

As of December 31, 2007, the Company is subject to Israeli income tax examinations for the tax years 2003 through 2007 and to U.S. Federal income tax examinations for the tax years of 2006 through 2007.

NOTE 10:	–	SHAREHOLDERS’ EQUITY

a.	General:

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

c.	Preferred shares:

Preferred shares of NIS 0.01 par value were issued in 2000 and had the same rights and privileges associated with Ordinary shares, and also redemption and conversion rights.

On March 3, 2005, 510 Preferred shares in the amount of $33,000 were converted into 19,380 Ordinary shares of NIS 0.01 par value each. On February 3, 2006, upon closing of the Company’s IPO, 1,764,948 Preferred shares in the amount of $3,030,000 were converted into the same number Ordinary shares.

INCREDIMAIL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10:	–	SHAREHOLDERS’ EQUITY (Cont.)

d.	Shares granted to non-employees:

In August 2006, the Company granted 7,500 restricted Ordinary shares to non-employee in respect of services granted to the Company. The shares vested on December 1, 2006.

In February 2007, the Company granted 7,500 restricted Ordinary shares to non-employee in respect of services granted to the Company. The shares vested on June 1, 2007.

The Company accounted for the grant in accordance with SFAS No. 123 and Emerging Issues Task Force (“EITF”) No. 96-18, “Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”. Stock based compensation amounted to $60 and $63 in the years ended December 31, 2006 and 2007, respectively.

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

As of December 31, 2007, no options from the 1999 Option Plan were outstanding and no more options may be granted under this plan.

In 2003, the Company adopted a share option plan (“the 2003 Option Plan”). Under the 2003 Option Plan, employees, officers and non-employees may be granted options to acquire Ordinary shares. Pursuant to the 2003 Option Plan, the Company has reserved for issuance a total of 1,368,000 Ordinary shares. As of December 31, 2007, 1,189,695 options were still available for future grant under the 2003 Option Plan.

Options granted under the 2003 Plan up to March 31, 2006 vested over three years from the grant date so that 40% vest after 12 months and an additional 30% vest after each 12 months thereafter. Subsequently, options under the 2003 Plan vested in 4 equal parts annually. The options expire no later than five years from the date of grant.

The Company recognizes compensation costs using the straight line attribution method, but not less than the grant date fair value of the options vested at the balance-sheet date.

A summary of the activity in the share options granted to employees and directors as of December 31, 2007 and related information is as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
			(Years)	U.S. dollars in thousands

Outstanding at January 1, 2007	815,000	$5.19	1.72	$2,502
Granted	472,100	$7.21
Exercised	(68,985)	$1.79
Forfeited	(108,795)	$7.03

Outstanding at December 31, 2007	1,109,320	$6.08	3.58	$899

Exercisable at December 31, 2007	367,170	$4.35	2.34	$754

INCREDIMAIL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10:	–	SHAREHOLDERS’ EQUITY (Cont.)

The weighted-average grant-date fair value of options granted during the years 2006 and 2007 was $2.57 and $2.46, respectively. No options were granted in 2005.

As of December 31, 2007, the total compensation cost related to options granted to employees, not yet recognized amounted to $ 1,550,794. The cost is expected to be recognized over a weighted average period of 3.04 years.

Aggregate intrinsic value of options exercised in 2007 amounted to $ 444,673.

On January 23, 2008 the Company’s Board of Directors resolved to adopt a share buyback plan for a total of up to $ 3,750,000.

NOTE 11:	–	SUPPLEMENTARY DATA ON SELECTED CONSOLIDATED STATEMENTS OF OPERATIONS

a.	Financial income (expenses), net:

	Year ended December 31,
	2005	2006	2007
	U.S. dollars in thousands

Financial income:
Interest from bank deposits and marketable securities	$156	$998	$1,033
Gains from marketable securities, net	-	151	-
Exchange rate differences , net	-	-	39
Other	-	-	198

	156	1,149	1,270

Financial expenses:
Losses from marketable securities and ARS, net	-	-	4,887
Exchange rate differences, net	135	68	-
Other	35	97	24

	170	165	4,911

	$(14)	$984	$(3,641)

INCREDIMAIL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11:	–	SUPPLEMENTARY DATA ON SELECTED CONSOLIDATED STATEMENTS OF OPERATIONS (Cont.)

b.	Net earnings (loss) per Ordinary share:

Computation of basic and diluted net earnings (loss) per share is as follows:

1.	Numerator:

	Year ended December 31,
	2005	2006	2007
	U.S. dollars in thousands (except share data)

Numerator for basic and diluted net
earnings (loss) per share -
Net income - (loss) as reported	$1,149	$2,477	$(2,762)
Net income attributable to Preferred
shareholders	(306)	(45)	-

Net income (loss) available to Ordinary
shareholders	$843	$2,432	$(2,762)

2.	Denominator:

Denominator for basic net earnings per
share -
Weighted average number of Ordinary shares	4,869,698	8,982,201	9,442,658

Effect of dilutive securities:
Add - stock options	410,305	164,192	-

Denominator for diluted net earnings per
share - adjusted weighted average
shares	5,280,003	9,146,393	9,442,658

NOTE 12:	–	MAJOR CUSTOMER DATA

Major customer data as a percentage of total revenues:

	Year ended December 31,
	2005	2006	2007

Customer A	0%	14%	42%

The Company relies upon a major customer, a loss of whom could cause a material adverse effect on the Company’s results of operations and financial position.

INCREDIMAIL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:	–	SEGMENT INFORMATION

a.	Reportable segments information:

In 2007, following the acquisition of Bizchord, the Company determined that Bizchord is considered a reportable segment and provided summarized financial information as set forth below.

	Year ended December 31, 2007
	U.S. dollars in thousands
	Incredimail	Bizchord	Intercompany charges	Total

Revenues	$18,647	$316	$(288)	$18,675

Gross profit (loss)	$17,307	$(84)	$(288)	$16,935

Operating expenses	$14,020	$931	$(288)	$14,663

Operating income (loss)	$3,287	$(1,015)	$-	$2,272

b.	Product lines:

Total revenues from external customers divided on the basis of the Company’s product lines are as follows:

	Year ended December 31,
	2005	2006	2007
	U.S. dollars in thousands

Software license	$4,104	$3,494	$3,128
Content database	1,665	2,463	2,526
Advertising	658	2,368	8,757
Collaborations	784	698	812
Anti-Spam	191	1,828	3,424
Bizchord - clearing house services	-	-	28

	$7,402	$10,851	$18,675

c.	Long-lived assets:

The following presents long-lived assets of December 31, 2006 and December 31, 2007:

	December 31,
	2006	2007

Incredimail	$951	$1,798
Bizchord	555	299

	$1,506	$2,097

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

IncrediMail Ltd. By: /s/ Ofer Adler —————————————— Ofer Adler Chief Executive Officer

Date: May 12, 2008

EXHIBIT INDEX

No.	Description

1.1	Memorandum of Association of Registrant (1)

1.2	Certificate of Change of Name of Registrant (translated from Hebrew) (1)

1.3	Amended and Restated Articles of Association of Registrant, dated February 3, 2006 (2)

4.1	Google AdSenseTM Online Standard Terms and Conditions

4.2	OEM Agreement, effective December 7, 2004, between Commtouch Ltd. and the Registrant (1)

4.3	The Registrant's 2003 Israeli Share Option Plan and the form of Option Agreement (1)

8	List of all subsidiaries.

11	Code of Conduct and Ethics

12.1	Certifications required by Rule 13a-14(a) or Rule 15d-14(a) executed by the Chief Executive officer of the Company

12.2	Certifications required by Rule 13a-14(a) or Rule 15d-14(a) executed by the Chief Financial officer of the Company

13	Certification required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United Stated Code

14	Consent of Kost Forer Gabbay & Kasierer, an affiliate of Ernst & Young Global, Independent Auditors

(1)	Previously filed with the SEC on October 25, 2005 as an exhibit to our registration statement on Form F-1/A (File No. 333-129246).

(2)	Previously filed with the SEC on January 5, 2006 as an exhibit to our registration statement on Form F-1/A (File No. 333-129246).

(3)	Previously filed with the SEC on January 26, 2006 as an exhibit to our registration statement on Form F-1/A (File No. 333-129246).

*	Confidential treatment has been requested with respect to certain portions of this exhibit pursuant to 17.C.F.R. §§ 230.406 and 200.83. Omitted portions were filed separately with the SEC.