Form 20-F/A
period 2007-12-31
IncrediMail Ltd.
filed 2009-02-11
CIK 1338940

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 1 to

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

Item 17 ☐ Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes ☐ No ☒

EXPLANATORY NOTE

This Amendment No. 1 to our Annual Report on Form 20-F for the year ended December 31, 2007, or Amendment No. 1, amends our Annual Report on Form 20-F for the year ended December 31, 2007 initially filed with the Securities and Exchange Commission, on May 12, 2008, or the Originally Filed 20-F. This Amendment No. 1 to the Originally Filed 20-F is being filed solely for the purpose of revising the certifications of our principal executive officer and our principal financial officer filed as Exhibit 12.1 and Exhibit 12.2, which inadvertently omitted certain required language.

Other than the foregoing items, no part of the Originally Filed 20-F is being amended. Amendment No. 1 does not reflect events occurring after the filing of the Originally Filed 20-F and does not modify or update the disclosures therein in any way other than as required to reflect the amendments described above.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to its annual report on its behalf.

IncrediMail Ltd. By: /s/ Ofer Adler —————————————— Ofer Adler Chief Executive Officer

Date: February 11, 2009

72

EXHIBIT INDEX

No.	Description

1.1	Memorandum of Association of Registrant (1)

1.2	Certificate of Change of Name of Registrant (translated from Hebrew) (1)

1.3	Amended and Restated Articles of Association of Registrant, dated February 3, 2006 (2)

4.1	Google AdSenseTM Online Standard Terms and Conditions (4)

4.2	OEM Agreement, effective December 7, 2004, between Commtouch Ltd. and the Registrant (1)

4.3	The Registrant's 2003 Israeli Share Option Plan and the form of Option Agreement (1)

8	List of all subsidiaries. (4)

11	Code of Conduct and Ethics (4)

12.1	Certifications required by Rule 13a-14(a) or Rule 15d-14(a) executed by the Chief Executive officer of the Company

12.2	Certifications required by Rule 13a-14(a) or Rule 15d-14(a) executed by the Chief Financial officer of the Company

13	Certification required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United Stated Code (4)

14	Consent of Kost Forer Gabbay & Kasierer, an affiliate of Ernst & Young Global, Independent Auditors (4)

(1)	Previously filed with the SEC on October 25, 2005 as an exhibit to our registration statement on Form F-1/A (File No. 333-129246).

(2)	Previously filed with the SEC on January 5, 2006 as an exhibit to our registration statement on Form F-1/A (File No. 333-129246).

(3)	Previously filed with the SEC on January 26, 2006 as an exhibit to our registration statement on Form F-1/A (File No. 333-129246).

(4)	Previously filed with the SEC on May 12, 2008 as an exhibit to our Form 20-F.

73