Form 20-F
period 2008-12-31
IncrediMail Ltd.
filed 2009-06-24
CIK 1338940

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report..........................................

For the transition period from ____ to _____

Commission File No. 000-51694

IncrediMail Ltd.
(Exact Name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Israel
(Jurisdiction of incorporation or organization)

4 HaNechoshet Street
Tel Aviv, Israel 69710
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of Each Exchange on which Registered
Ordinary shares, par value NIS 0.01 per share	NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report.

As of December 31, 2008, the Registrant had outstanding 9,271,159 ordinary shares, par value NIS 0.01 per share.

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

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐     Accelerated filer ☐     Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by	Other ☐
the International Accounting Standards Board ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☐

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

        Factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements contained in this annual report include:

—	our ability to establish and increase market acceptance of our products;

—	our ability to continually enhance our existing products and to develop new products that achieve widespread market acceptance;

—	our ability to maintain substantial revenues from "search" activities and further increase these revenues;

—	our dependence on a limited number of possible customers in general and one dominant customer in particular for search generated revenues;

—	our ability to cause continued and increasing installation of our products;

—	our ability to manage our growth;

—	our ability to establish a strong brand name;

—	our ability to develop additional ways to distribute and sell our products;

—	our ability to maintain substantial revenues from advertisers and further increase these revenues;

—	our ability to hire and retain key personnel;

—	our ability to protect our intellectual property rights;

—	the development and future nature of the Internet;

—	the volatility and liquidity of the financial markets;

—	restrictions imposed in connection with our international operations; and

—	political, economic and military conditions in the Middle East.

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

        The following tables present selected financial data and should be read in conjunction with “Item 5 – Operating and Financial Review and Prospects” and our financial statements and related notes appearing elsewhere in this annual report. We derived the selected financial data below for the years ended December 31, 2006, 2007 and 2008 and as of December 31, 2007 and 2008 from our audited financial statements included elsewhere in this report. We derived the selected financial data below for the years ended December 31, 2004 and 2005 and as of December 31, 2004, 2005 and 2006 from our audited financial statements not included in this report. Our financial statements are prepared and presented in U.S. dollars and in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

	Year ended December 31,
	2004	2005	2006	2007	2008
	(in thousands)

Statement of Operations Data:
Revenues
Advertising and other services	$665	$784	$3,066	$9,597	$12,748
Products	5,543	6,618	7,785	9,078	9,158

	6,208	7,402	10,851	18,675	21,906
Cost of products	473	570	858	1,740	1,795

Gross profit	5,735	6,832	9,993	16,935	20,111
Operating expenses:
Research and development costs	1,321	2,040	3,251	6,125	7,589
Selling and marketing expenses	576	925	1,767	4,682	7,343
General and administrative expenses	1,271	922	2,717	3,693	3,806
Goodwill impairment and other charges	-	-	-	163	1,153

Total operating expenses	3,168	3,887	7,735	14,663	19,891

Operating income	2,567	2,945	2,258	2,272	220
Financial income (expenses), net	75	(14)	984	(3,641)	4,494

Income (loss), before taxes on income	2,642	2,931	3,242	(1,369)	4,714
Taxes on income (tax benefit)	(154)	845	765	1,393	289
Tax expense in respect of dividend paid
out of tax-exempt income	-	937	-	-	-

Net income (loss)	$2,796	$1,149	$2,477	$(2,762)	$4,425

	Year ended December 31,
	2004	2005	2006	2007	2008
	(in thousands)

Net earnings (loss) per share (1):
Basic	$0.44	$0.17	$0.27	$(0.29)	$0.47
Diluted	$0.39	$0.16	$0.27	$(0.29)	$0.46
Weighted average number of shares used
in net earnings (loss) per share (1):
Basic	4,606,657	4,869,698	8,982,201	9,442,658	9,427,424
Diluted	5,197,558	5,280,003	9,146,393	9,442,658	9,516,477

	As of December 31,
	2004	2005	2006	2007	2008
	(in thousands)

Balance Sheet Data:
Cash and cash equivalents	$4,342	$2,428	$8,366	$4,611	$7,835
Working capital	6,238	2,966	21,561	19,756	25,143
Total assets	8,264	8,460	31,424	31,766	37,651
Total short-term debt	12	4	-	-	-
Total liabilities	2,349	5,465	8,847	10,995	12,107
Redeemable convertible preferred shares	3,063	3,030	-	-	-
Shareholders' equity (deficiency)	2,852	(35)	22,577	20,771	25,544

(1)	All references to shares and per share amounts have been retroactively restated to reflect our 38-for-one ordinary share dividend on January 30, 2006, as if such event had occurred as of the beginning of the earliest period presented.

B.	CAPITALIZATION AND INDEBTEDNESS

        Not applicable.

C.	REASONS FOR OFFER AND USE OF PROCEEDS

        Not applicable.

D.	RISK FACTORS

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

        We believe that the number of downloads of our free products indicates that many consumers are interested in having a customized and entertaining email or instant messaging experience. Our future revenue and profit growth will depend, in part, on increasing the number of downloads and acceptance of the search properties offered with them, and subsequently, the percentage of registered or active users of our free product who become actual purchasers of our products and services, as well as making our products and services attractive to new users. In order to induce those consumers to use our products, accept the search properties offered, and subsequently, to a certain extent, purchase or license our products, we must continually enhance our existing products by offering additional features and content and we must continue to introduce novel products. The enhancement of existing products and the development and commercialization of new products can be very complex. Software product development and commercialization depends upon a number of factors, including:

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

        Our basic software products are currently supplied to our customers free of charge. We will be able to increase product revenues only if we can create and maintain a substantial market demand for our products, including acceptance of the search properties offered with them, and to a certain extent our enhanced software products, for which we currently charge a one-time license, or subscription fee.

        Many email users have multiple email clients and accounts, many of which are likely provided to them free of charge by large Internet and software companies. Many instant messaging software providers, offer a graphic and entertaining user experience. Therefore, our ability to execute our business strategy depends on market demand for software programs that create a customized and entertaining email, instant messaging or computer desktop experience of the kind provided by our products. The rate of adoption and acceptance of our products may be affected adversely by changing consumer preferences, product obsolescence, technological change, market competition, development and acceptance of non-Internet mediums of communication and our products’ quality and novelty.

If the Google AdSense program is terminated or significantly changed by Google, we would be forced to immediately seek an alternative keyword search provider, in which case we would be susceptible to a certain transition period during which we may experience a material reduction in our search generated revenues and, possibly a long-term decrease in search generated revenues and, in turn, an adverse effect on our financial condition.

        Our business is very dependent on keyword advertisement, currently utilizing primarily the Google AdSense program, pursuant to which, we receive a portion of the amount paid by advertisers to Google for the activity performed through the Company’s applications. This dependence continues to grow and we obtain over 70% of our revenues for the year ended December 31, 2008 from this venue, and this percentage is growing.

        On July 1, 2008, we entered into an agreement with Google relating to the AdSense program which has a one year term. The Company is negotiating with Google renewal of this agreement. While Google has limited termination rights, if this agreement was terminated, or not renewed on favorable terms, we would be forced to seek an alternative keyword search provider. There are very few companies in the market that provide Internet ad services similar to those provided by Google and Google is one of the most dominant players in this market. If we fail to quickly locate, negotiate and finalize alternative arrangements, or if the alternatives do not provide for terms that are as favorable as those provided for by the AdSense program, or if the alternative arrangement will not attract the same attention as the attention attracted by the Google AdSense program, or if the termination by Google effects our ability to contract other providers, we may experience a material reduction in our revenues and, in turn, our business, financial condition and results of operations would be adversely affected. The failure of IncrediMail to retain existing, or attract new users, as well as generate traffic to its search properties, could adversely affect our business, financial condition and results of operations.

The generation of revenues from searches has become subject to fierce competition. We obtain a significant portion of our revenues from searches made through our homepage and other search properties. If we cannot compete effectively in this market, our revenues are likely to decline.

        We obtain a significant and growing portion of our revenues from searches made through the Company’s home page (MyStart), as well as offering other search properties. We therefore are constantly looking for ways to convince our users to make MyStart their homepage and accept the other search properties offered. Since there are a growing number of companies that generate an increasing amount of their revenues from searches, some of them with a more significant presence than ours and with greater capability to offer substantially more content, our ability to attract more users to install IncrediMail’s home page could suffer, preventing or delaying us in increasing our revenues.

We may have difficulty managing our growth, which could limit our ability to increase our sales and control our costs.

        We have been experiencing significant growth in the scope of our operations. This growth, required in order to achieve our business objectives, has placed increased demands on our management and on our financial and operational resources. This growth has, and continues to increase the challenges involved in:

—	implementing appropriate operational and financial systems and controls;

—	expanding our sales and marketing infrastructure and capabilities; and

—	maintaining the commitment of our employees.

        If we cannot scale and manage our business appropriately, we will not experience our projected growth and our financial results will suffer.

Our results of operations and financial condition may be adversely impacted by worldwide economic conditions.

        Our primary user base is composed of individual consumers. The current overall weakness in the U.S. and European economies, have resulted in considerable negative pressure on consumer spending and have impacted consumers in our territories in ways that could negatively affect our business. In the event the current economic downturn in the United States and Europe continues or worsens, our current and potential software license subscribers may be unable or unwilling to purchase our licensing services as well as have a negative impact on consumer internet spending and search generated revenues. Both of which would negatively impact our sales and revenue generation, margins and operating expenses, and consequently have a material adverse effect on our business, results of operations and financial condition.

Due to our limited history of operations, evolving business model and rapid changes in the Internet, we may not be able to predict our future performance or continue our revenue growth or profitability.

        We were incorporated in November 1999 and commercially launched our first product in the third quarter of 2000. Since then, we have introduced new products almost every year. Consequently, we have a limited history of operations from which to predict our future performance. Since then we have introduced numerous products and marketing initiatives, addressing these changes some of which have been unsuccessful. The future viability of our business will depend on our ability to increase product sales, introduce new products appealing to the Internet market, increase search generated and advertising revenues, exploit our brand name and control our costs, which we may be unable to do. As a result, we may not be able to continue our revenue growth or profitability.

Our continuing “viral growth” could be adversely affected if we do not increase the number of our registered users or if users stop using our software.

        To date, we have relied primarily on “viral growth” to increase our user base. This method is of relatively low cost, while its effectiveness has been decreasing. Other marketing methods, while effective, are far more costly. If users of our products stop, reduce, or limit their usage, our viral growth will be diminished because they will no longer be forwarding links to our site via their emails, and our market share and revenues may decrease. Our historical experience with usage of our products indicates that usage of products declines rapidly, currently estimated to be up to six years. Therefore, in order to induce our existing users to continue to use our products, we must continuously enhance our existing products and develop new ones. If we cannot offer such products, because of lack of resources, competition or other reasons described elsewhere in these Risk Factors, our distribution, revenues and results of operations will be adversely affected.

The market for email software products and services is highly competitive, and if we cannot compete effectively, our revenues will decline and we will be unable to gain or retain market share.

        Our products compete in the market for email software products and services that aim to offer a customized and entertaining email experience for consumers, including features such as graphic email notifiers, software skins, email backgrounds and multimedia content. Our main competitors among specialized providers of email services offer the following products: FunWeb Products™, Hotbar® and WikMail, all of which incorporate special features that provide a personalized email experience. In addition, our products also face competition from general email software programs offered to the private market by large Internet and software companies, such as AOL9 by America Online, Inc., Thunderbird® by Mozilla Foundation and Outlook Express and MSN9 by Microsoft Corporation (Nasdaq: MSFT), some of which may also incorporate certain special features that provide a personalized email experience. Many of the large Internet and software companies offer their email software programs free of charge. Competition with these products could result in fewer downloads of our product, reduced prices and margins, fewer purchases of our products and services and loss of market share.

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

In addition, many of our other current and potential competitors have significantly greater financial, research and development, manufacturing, and sales and marketing resources than we have. These competitors could use their greater financial resources to acquire other companies to gain enhanced name recognition and market share, as well as to develop new technologies, products or features that could effectively compete with our existing product lines. Demand for our products could be diminished by equivalent or superior products and technologies offered by competitors. See “Item 4.B Business Overview – Competition” for additional discussion of our competitive market. We face significant competition from large-scale web-based email providers, principally Google, Yahoo and Microsoft.

        Our products also compete in the market for web-based email software products and services, such as Google’s Gmail, Yahoo! Mail and Microsoft’s Hotmail. The web based email market is characterized with significant competition, changing technologies and evolving products and services enhancements.

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

We are increasingly relying on the ability to offer our search properties to users of our software products and subsequently retain them. Should this offering be blocked, constrained or made redundant, by the providers of the underlying platform, our ability to generate revenues from search could be materially reduced.

        Over 70% of our revenues for the year ended December 31, 2008 were generated from the acceptance and subsequent retention of our search properties by the users of our software products. The market for offering and retaining these search properties is very competitive. In addition, some companies offer a browser without a homepage, which is one of our main search properties. Should the companies providing the internet browsers effectively restrict other companies from offering or changing the search properties, or should those providing browsers without a homepage increase their market share, there could be a material adverse affect on our search generating revenue model and our financial results.

The market for wallpapers, screensavers and photograph management tools is highly competitive, and if we cannot compete effectively, we may not be able to generate revenues or achieve significant market share.

        Our Magentic product is a desktop enhancer and offers brand-new graphically enriched ways to view and enjoy personal photos. Our PhotoJoy product focuses on further enhances the capability for enjoying personal photos. These products were first introduced in 2006, and subsequently enhanced in 2008, currently compete in the market for wallpapers, screensavers and PC software managing and presenting personal photographs, aiming to offer a creative, personal and entertaining experience for PC users. Our main competitors in these areas include Screensavers.com and webshots© by American Greetings Corp. (NYSE: AM). Competition with these products, as well as the new concept, could result in increased investments in R&D and Marketing expenses as well as fewer downloads and registrations of our product.

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

The market for creative instant messaging enrichment tools is highly competitive, and if we cannot compete effectively, we may not be able to generate revenues or achieve significant market share.

        In May, 2008, we launched HiYoTM, our creative enhancement tool for instant messaging. HiYo is currently available for users of the instant messenger software Windows Live Messenger®, and we believe HiYo will bring in new customers and demographics into the IncrediMail® experience. Our main competitors in this area include SweetIM, Bandoo and SmileyCentral by IAC/InterActiveCorp (Nasdaq: IACI) as well as the built in graphic capabilities, albeit limited, of Windows Live Messenger®. Competition with these products could result in increased investments in R&D and Marketing expenses as well as fewer downloads and registrations of our product.

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

        We may use a portion of our invested resources to acquire complementary products, technologies or businesses. In December 2006, we acquired the assets of a transaction processing company called BizChord Consulting Corporation and, although a relatively small acquisition, in December 2008, we decided to terminate BizChord’s independent activities and restrict its activity to processing the Company’s own transactions. As a result, since the acquisition, we have written off our entire investment. Prior to such acquisition our management had no experience making acquisitions or integrating acquired businesses. Negotiating potential acquisitions or integrating newly-acquired products, technologies or businesses could divert our management’s attention from other business concerns and could be expensive and time-consuming. Acquisitions could expose our business to unforeseen liabilities or risks associated with the business or assets acquired or with entering new markets. In addition, we might lose key employees while integrating new organizations. Consequently, we might not effectively integrate any acquired products, technologies or businesses, and might not achieve anticipated revenues or cost benefits. In addition, future acquisitions could result in customer dissatisfaction, performance problems with an acquired product, technology or company, or issuances of equity securities that cause dilution to our existing shareholders. Furthermore, we may incur contingent liability or possible impairment charges related to goodwill or other intangible assets or other unanticipated events or circumstances relating to the acquisition, and we may not have, or may not be able to enforce, adequate remedies in order to protect our Company. If any of these or similar risks relating to acquiring products, technologies or businesses should occur in the future on a scale that is larger than the effect of the acquisition described above, our business could be materially harmed.

Our investment portfolio may be impaired by disruptions in the financial and credit markets.

        Our investment portfolio currently consists of securities of US government agencies as well as corporate debt securities, which the Company classified at December 31, 2008 as “available-for-sale”. As of December 31, 2008, we hold approximately $8.4 million in corporate debt securities and and $10.4 million securities of US government agencies.

        Due to recent significant disruptions in the financial and credit markets, corporate debt securities in our portfolio are subject to a possible increased risk of default due to bankruptcy, lack of liquidity, operational failure or other factors affecting the issuers of those securities. In addition, securities in our portfolio are subject to other risks, such as credit, liquidity, market and interest rate risks, which may be exacerbated by the recent market disruptions. We may be required to adjust the carrying value of our investment securities due to a default, lack of liquidity or other event, if the event constitutes an impairment which is considered to be other-than-temporary.

        Any such adjustment would be recorded in our consolidated statement of operations which could materially adversely impact our consolidated results of operations and financial condition.

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

A decline in market acceptance for Microsoft technologies on which our products rely could have a material adverse affect on us.

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

More individuals are using non-PC devices to access the Internet, and our online services may not be accepted by such users.

        The number of individuals who access the Internet through devices other then personal computer, such as mobile phones, has increased dramatically. Our products were designed for rich, graphic environments such as those available on desktop and laptop computers. The lower resolution, slower communication, functionality and memory associated with alternative devices currently available may make the use of our products through these devices difficult. If consumers find our products difficult to access, we may fail to capture a sufficient share of an increasingly important portion of the market for online services and may fail to attract advertisers and web traffic.

Exchange rate fluctuations may decrease our earnings if we are not able to hedge our currency exchange risks effectively.

        A majority of our revenues are denominated in U.S. dollars. However, most of our costs, mainly personnel expenses, are incurred in New Israeli Shekels (NIS). Inflation in Israel may have the effect of increasing the U.S. dollar cost of our operations in Israel. If the U.S. dollar declines in value in relation to the New Israeli Shekel, it will become more expensive for us to fund our operations in Israel. A revaluation of one percent of the NIS as compared to the U.S. dollar could reduce our income before taxes by approximately $0.1 million. During 2006 the exchange rate of the U.S. dollar to the New Israeli Shekel decreased, and continued to further decrease in 2007 and in the first half of 2008, and this trend reversed in the second half of 2008.

        In addition, a significant portion of our sales is in currencies other than the U.S. dollar. In 2008, approximately 21% of our revenues were in these currencies. To the extent such sales are not immediately exchanged for US dollars, we bear a foreign currency fluctuation risk. As of December 31, 2008, we had a net foreign currency liability of approximately $2.9 million and our total foreign exchange income was approximately $3 thousand for the year ended December 31, 2008. In addition, in territories where our prices are based on local currencies, fluctuations in the dollar exchange rate could affect our gross profit margin. To assist us in hedging the risks associated with fluctuations in currency exchange rates, we have contracted a consultant proficient in this area, and are implementing his proposals. However, due to the market conditions, volatility and other factors, his proposals occasionally prove to be ineffective or worse, and the implementation of his proposals ineffective. We may incur losses from unfavorable fluctuations in foreign currency exchange rates. See “Item 11 Quantitative and Qualitative Disclosure of Market Risks” for further discussion of the effects of exchange rate fluctuations on earnings.

A loss of the services of our senior management and other key personnel could adversely affect execution of our business strategy.

        We depend on the continued services of our senior management, particularly Ofer Adler our Chief Executive Officer, Chief Product Officer and co-founder. Our business and operations to date have been mainly implemented under the direction of our current senior management. The loss of the services of these personnel could create a gap in management and could result in the loss of management and technical expertise necessary for us to execute our business strategy and thereby, adversely affect execution of our business strategy. Although we have obtained “key person” life insurance on the life of Ofer Adler in the amount of $1.5 million, we do not expect to obtain “key person” life insurance with respect to our other officers.

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

        Our ability to execute our business strategy and compete depends in part upon our ability to protect our intellectual property. In 2003, we submitted national phase patent applications in the United States, the European Community and Israel with respect to certain processes that we employ in our products. These applications benefited from a priority date of a provisional application filed in the year 2000. One patent has been issued in the United States under these applications to date. Our pending and future patent applications may not issue as patents or, if issued, may not issue in a form that will be advantageous to us. Any issued patents may be challenged, invalidated or legally circumvented by third parties. We cannot be certain that our patents will be upheld as valid and enforceable or prevent the development of competitive products. Consequently, competitors could develop, manufacture and sell products that directly compete with our products, which could decrease our sales and diminish our ability to compete. If our intellectual property does not adequately protect us from our competitors’ products and methods, our competitive position could be adversely affected and we could be precluded from operating all or a portion of our business.

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

        We have registered, or have rights to, various domain names relating to our brand, including incredimail.com, incredidate.com, incredigames.com magentic.com, photojoy.com and hiyo.com. If we fail to maintain, or to enforce our rights to these registrations, it will be difficult for us to implement our strategy to increase recognition of our brand. Third parties have registered domain names similar to ours and if such parties engage in a business that may be harmful to our reputation or confusing to our customers, our revenue may decline and we may incur additional expenses in maintaining our brand.

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

        If we fail to detect and stop misrepresentations of our site and products, we could lose confidence of our customers, thereby causing our business to suffer.

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

Risks Related to Our Industry

The Internet as a medium for commerce and communication is subject to uncertainty and a decline in the number of Internet users or users of email could cause our revenues to decrease and our products to become obsolete.

        The Internet and electronic communication industry is rapidly evolving, as new means for electronic communication are offered to the public. Our ability to execute our business strategy is dependent upon the continued predominance of email as a means of electronic communication and upon the continued use of the Internet.

        Although email software programs and services and instant messaging programs and services currently enjoy a large market, the development and consumer acceptance of other means of electronic communication, such as text messaging over phone networks, chat-boards, blogs and web-based social networks, could result in a substantial decrease in the size of this market, in which case our revenues could decrease and our products could become obsolete.

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

        Our business is conducted through the Internet and therefore, among other things, we are also subject to the laws and regulations that apply to e-commerce. These laws and regulations are becoming more prevalent in the United States, Israel and elsewhere and may impede the growth of the Internet or other online services. These regulations and laws may cover taxation, user privacy, data protection, pricing, content, copyrights, electronic contracts and other communications, Internet advertising, consumer protection, the provision of online payment services, broadband residential Internet access, and the characteristics and quality of products and services.

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

        In addition, although current decisions of the U.S. Supreme Court restrict the imposition of obligations to collect state and local sales and use taxes with respect to sales made over the Internet, the U.S. Congress and a number of states have been considering or adopted various initiatives that could limit or supersede these decisions. If any of these initiatives result in a reversal of the Court’s current position, we could be required to collect sales and use taxes on our U.S. sales. The imposition by state and local governments of various taxes upon Internet commerce could create administrative burdens for us and could decrease our future sales.

        The EU has already enacted legislation regarding Value Added Tax imposed on certain software sold by companies outside the EU to consumers in the EU over the Internet. This legislation could be interpreted to include other parts of the Company’s business not yet accrued for by the Company, which could result in additional significant tax exposure, or alternatively, reduce the competitiveness of the Company’s pricing of its products.

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

        Our principal executive offices are located in Israel. Accordingly, political, economic and military conditions in the Middle East may affect our business directly. Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors. During the winter of 2008, Israel was engaged in an armed conflict with Hamas, a militia group and political party operating in the Gaza Strip, and during the summer of 2006, Israel was engaged in an armed conflict with Hezbollah, a Lebanese Islamist Shiite militia group and political party. These conflicts involved missile strikes against civilian targets in various parts of Israel, and negatively affected business conditions in Israel. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could affect adversely our operations. Although Israel has entered into various agreements with the Palestinian Authority, Israel has been and is subject to civil unrest and Palestinian terrorist activity, with varying levels of severity, since October 2000. Tension among the different Palestinian factions may create additional unrest and uncertainty. Ongoing and revived hostilities and the attempts to resolve the conflict between Israel and its Arab neighbors often results in political instability that affects the Israeli capital markets and can cause volatility in interest rates, exchange rates and stock market quotes. These or other Israeli political or economic factors could harm our operations and product development and cause our sales to decrease. Furthermore, several countries, principally those in the Middle East, still restrict business with Israel and Israeli companies and, although the impact of these restrictions is not as important for a company such as ours that sells its products through the Internet, it may nevertheless have an adverse effect on our results of operations.

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

        As a public company, we incur significant legal, accounting and other expenses. We incur costs associated with our public company reporting requirements as well as costs associated with corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, the rules of the Nasdaq Stock Market, the provisions of the Israeli Securities Law that apply to dual listed companies (companies that are listed on the Tel Aviv Stock Exchange (“TASE”) and another recognized stock exchange) and the provisions of the Israeli Companies Law that apply to public companies. For example, as a public company, we have created additional board committees and are required to have two external directors pursuant to the Israeli Companies Law. We have also contracted an internal auditor and a consultant for implementation of and compliance with the requirements under the Sarbanes-Oxley Act. See “Item 5 Operating and Financial Review and Prospects – Overview – General and Administrative Expenses” for a discussion of our increased expenses as a result of being a public company.

A small number of existing shareholders hold a significant percentage of our outstanding ordinary shares and can exercise significant influence over our actions.

        As of May 31, 2009, our directors and officers beneficially owned (including shares issuable upon exercise of options exercisable within 60 days of such date) approximately 42% of our outstanding ordinary shares in the aggregate. The interests of these shareholders may differ from your interests. These shareholders, acting together, could exercise significant influence over our operations and business strategy and will have sufficient voting power to influence all matters requiring approval by our shareholders, including the ability to elect or remove directors, to approve or reject mergers or other business combination transactions, the raising of future capital and the amendment of our articles of association, which govern the rights attached to our ordinary shares. In addition, this concentration of ownership may delay, prevent or deter a change in control, or deprive you of a possible premium for your ordinary shares as part of a sale of our Company.

The rights and responsibilities of our shareholders are governed by Israeli law and differ in some respects from the rights and responsibilities of shareholders under U.S. law.

        We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our memorandum of association, our articles of association and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. See “Item 16.G Corporate Governance.” In particular, a shareholder of an Israeli company has a duty to act in good faith toward the company and other shareholders and to refrain from abusing his power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters. See “Item 10.B Memorandum and Articles of Association – Approval of Related Party Transactions” for additional information concerning this duty. Our shareholders generally may find it difficult to comply with the provisions of Israeli law.

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

Although we have paid dividends in the past, and we expect to pay certain dividends in the future, our ability to pay dividends may be adversely affected by the risk factors described in this report; if we fail to, or to extent we do not, pay dividends the return on investment will be limited to the value of our stock.

        We have paid dividends in the past, and on March 25, 2009, we announced that our board of directors had approved a cash dividend of approximately $4.6 million, or $0.50 per share, subject to Israeli court approval and a tax pre-ruling from the Israeli Tax Authority as required by Israeli law. Our ability to declare a dividend, and the amount of any dividend if declared, may be adversely affected by the risk factors described in this report. The declaration of a dividend and the amount of any dividend will depend on our earnings, financial condition and other business and economic factors affecting us at the time as our board of directors may consider relevant. We may pay dividends in any fiscal year only out of “profits,” as defined by the Israeli Companies Law, unless otherwise authorized by an Israeli court, and provided that the distribution is not reasonably expected to impair our ability to fulfill our outstanding and expected obligations. If we do not pay dividends, our stock may be less valuable because a return on your investment will only occur if our stock price appreciates. See “Item 8.A Consolidated Statements and Other Financial Information – Policy on Dividend Distribution” for additional information regarding the payment of dividends.

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

        Since November 20, 2007 the Company’s ordinary shares are also traded on the Tel Aviv Stock Exchange.

Principal Capital Expenditures

        We had capital expenditures of $0.6 million in 2008, $1.4 million in 2007 and $0.8 million in 2006. We currently expect that our capital expenditures will be approximately $0.5 million in 2009. We have financed our capital expenditures with cash generated from operations.

        Our capital expenditures during 2006, 2007 and 2008 consisted primarily of leasehold improvements and furnishings, as well as investments in computer hardware and software. In 2009, we expect these investments to consist primarily of acquiring computer hardware, software, peripheral equipment and installation, all which are expected to be financed by the Company’s resources.

Recent Developments

        On February 5, 2009, we entered into an amendment to our licensing and promotion agreement with Oberon Media Inc. relating to the use of our brand name and marketing of their products and services to revise the terms of payment and extend the agreement until July 14, 2011. See Item 4.B – “Business Overview – Advertising and Search Generated Revenue.”

        On March 25, 2009, we announced that our board of directors had approved a cash dividend of approximately $4.6 million, or $0.50 per share, subject to Israeli court approval and a tax pre-ruling from the Israeli Tax Authority as required by Israeli law. Previously, on March 12, 2009, we announced that our board of directors and management determined that the Company’s interest for enhancing shareholder value is best served by changing our dividend policy and instituting a revised dividend policy whereby at least 50% of annual net income of the Company will be paid out as a dividend beginning with the net income for 2009. According to our dividend policy, the declaration and issuance of the dividend will be subject to our board’s review of the Company’s financial conditions at the time. See Item 1A – Risk Factors – “Although we have paid dividends in the past, and we expect to pay certain dividends in the future, our ability to pay dividends may be adversely affected by the risk factors described in this report; if we fail to pay dividends the return on investment will be limited to the value of our stock.”

        On January 23, 2008 the Company announced that its Board of Directors had resolved to adopt a share buyback plan, and on March 25, 2009, the Company announced that it had elected to continue with the second phase of this plan that authorizes the purchase of up to an additional $1 million of its ordinary shares, subject to approval from the Israeli Tax Authority which has not yet been received. As of May 31, 2009, the Company repurchased 346,019 ordinary shares in open market transactions.

        On June 2, 2009, the Company provided notice to its shareholders of an extraordinary general meeting to approve a proposal to elect an external director of the Company in the place of an external director whose term had expired, and to amend the terms of options granted to the external directors and the directors of the Company. The meeting is scheduled to be held on July 9, 2009 with such terms as provided in the Notice of Meeting filed on Form 6-K with the SEC. See “Item 10.H – Documents on Display” for information on accessing the Company’s SEC filings. If the proposals relating to compensation of our directors are approved, our directors’ recurring annual stock option grants will have a vesting period of three years (instead of four years) from the date of their annual stock option grant. Also, upon termination or expiration of the applicable director’s service with the Company, provided that the termination or expiration is not “for Cause” and not resulting from the director’s resignation, the stock options granted to such director shall retain their original termination dates, and shall not terminate 90 days after the applicable termination date, and the next upcoming tranche of stock options, of each grant, that are scheduled to vest immediately subsequent to the termination date, if any, shall automatically vest and become exercisable immediately prior to the termination date. In addition, to avoid a possible conflict of interest while discussing a Change of Control of the Company (which may result in the termination of the director’s term of office), all unvested options held by the director, shall automatically vest and become exercisable upon such “Change of Control” event. “Change of Control” is defined for these purposes as: (i) merger, acquisition or reorganization of the Company with one or more other entities in which the Company is not the surviving entity, (ii) a sale of all or substantially all of the assets of the Company; (iii) a transaction or a series of related transactions as a result of which more than 50% of the outstanding shares or the voting rights of the Company are held by any party (whether directly or indirectly).

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

        Since we began operations in 2000, our products have been downloaded in more than 100 countries, and in 2008 we recorded on average approximately 1.7 million registered downloads each month. As of December 31, 2008, we had approximately 11 million active users, and currently, more than 350 million IncrediMail® emails are sent by our users each month. Our users typically use our products for as long as six years. Through December 31, 2008, we have sold more than 1.7 million products and content licenses worldwide to our registered users. We believe our historical track record of converting registered users to purchasing customers represents a convincing validation of our business strategy.

        We generate revenue primarily by:

—	advertising, including primarily generating searches and sharing in the revenues with the provider of the search engine; and

—	selling our premium software products.

        For a breakdown of total revenues by category of activity, see “Item 5.A Operating Results – Revenues.”

        To date, we have relied primarily on “viral growth” to grow our user base. Our “viral growth” has resulted from recipients of our users’ emails clicking on the link at the bottom of emails sent with IncrediMail® Xe and then downloading our products and also from word of mouth. Our revenues were $10.9 million in 2006, $18.7 million in 2007 and $21.9 million in 2008. Our operations have been profitable since 2002, with a gross profit margin of over 90% .

        When we use the term “registered user” in this annual report, we mean an IncrediMail® user who has downloaded one of our products and completed the registration process. Registrations are not necessarily indicative of the number of individual users as a user may register more than one time. In addition, the term “active user” as used in this annual report means a registered user who has performed any activity using any IncrediMail® product or service, including opening or sending emails using IncrediMail®, logged into his instant messaging with a HiYo client, downloading content or updating the product, in the 90 days prior to the measurement date.

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

Our Strategy

        Our objective is to become the market leader in entertaining and creative email systems for the consumer and home user market. Based on our survey of downloads of our products and those of competitors from third party websites, we believe that IncrediMail® Xe is one of the most downloaded free products providing an entertaining and creative email system, and our strategy will include building on its popularity and seeking to convert free users to paying customers. The key elements of our strategy are to:

—	Maintain and grow our user base. Our effective viral marketing has resulted in millions of registered users who spread the word about our products and services at relatively low marketing costs to us. For that reason, we expect a significant part of our products and services offering will remain free. In order to increase the size of our user base, we have broadened our product offering to instant messaging with new demographics and intend to supplement the viral growth of our products with media buying and other advertising and marketing activities, primarily online. We plan to continue, and further increase the size of the team charged with optimizing the marketing of our products, increasing the effectiveness of our online marketing activity, and monetize user registrations and active user base.

—	Increase the use of our products by our users and the searches performed by them through our products. With the increasing monetization possibilities of search generation, the strategic importance of enabling search through and because of our products has grown significantly. This is further emphasized by the demographics of our users and the relatively high revenues they generate while searching over the Internet. We therefore intend to increase the availability of search generating channels to our users through numerous points in each and throughout our products and to leverage the large active user base, primarily, those that are using our free products.

—	Enhance product offerings and increase user sales. We plan to stimulate growth of our sales and enhance our cross-sale capabilities by improving our existing product and service offering. We will continue to seek to convert free users into paying customers by marketing the paid products and services to our large user base.

—	Avoid offensive market tools. We design our products to address users’aversion to spam, spyware and other perceived offensive Internet marketing tools, which we believe encourages more use of them and increases user loyalty.

—	Continue to focus on the online consumer market. Email and instant messaging continue to grow as communication mediums. The Internet allows us to reach potential users throughout the world quickly and easily as well as reduces the costs associated with sales and distribution of our products and services.

—	Advertising and search generated revenues

        Advertising revenues consist almost entirely of revenues generated through search. We offer our users the ability to search by collaborating with premium search companies, primarily Google Inc., and receive a portion of the revenues generated by these companies through the search process.

        On March 19, 2008 we also signed a search distribution agreement with InfoSpace Inc. and most recently signed an amendment to that agreement on December 24, 2008, which automatically renews the agreement for one year terms unless either party gives the required notice of termination prior to the end of the applicable term.

        In addition, we have licensing and promotion arrangements with Oberon Media Inc. for the use of our brand name and marketing of their products and services.

        Under our agreement with Oberon Media Inc., effective since 2004 Oberon Media sells its gaming software through a website using our Incredi brand for the domain name IncrediGames and our website’s graphical external envelop. In addition, we market and promote the IncrediGames’ website, among other things, through a link in our website’s main toolbar. In consideration for our brand and promotional activity, we share the net license fees (as defined in the agreement) Oberon Media receives from end-users in connection with the purchase of its software through the IncrediGames website. We have since amended the original agreement enabling us to broaden the cooperation between the companies, incorporating our HiYo product as well as our search properties. We expect these features to begin contributing revenues in 2009.

—	Our Products

        Our products are currently available in nine languages in addition to English. Prices and license fees for our premium products range between $10 and $60, varying based on market, length of license period and whether the products are offered together. We offer the following products, all of which may be downloaded over the Internet through a personal computer running on a Microsoft Windows operating system:

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

        IncrediMail® Premium, launched in the first quarter of 2001, is an enhanced version of IncrediMail® Xe. Users who upgrade their free version of IncrediMail® Xe through the purchase of IncrediMail® Premium benefit from the following features:

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

        Through December 31, 2008, we have sold approximately 1.1 million licenses for IncrediMail® Premium, IncrediMail® Letter Creator, or up-sale downloads, or combinations of this products.

        The Gold Gallery, launched in February 2004, is a license-based content product. It offers additional IncrediMail® content files in the form of email backgrounds, animations, sounds, graphics and email notifiers. Through December 31, 2008, we have sold approximately 0.3 million licenses for The Gold Gallery of which approximately two thirds were for a one year license and one third for a lifetime license for use of the content database.

        JunkFilter Plus, launched in July 2005, is an advanced anti-spam product, based on the Recurrent Pattern Detection Technology (RPD™) that we license from Commtouch Ltd. JunkFilter Plus offers a filtering technique to manage unwanted email, including offensive content, viruses, hoax emails and identity theft scams. This anti-spam product is designed to automatically identify and block undesirable mail from the user’s inbox and protect against fraudulent and malicious emails. It detects and blocks spam in the first few minutes of an outbreak, unlike other anti-spam approaches. Through December 31, 2008, we have sold approximately 0.3 million licenses for JunkFilter Plus.

        Magentic, was launched as a Beta in April 2006 and fully released a few months later. Magentic enhances and enriches the computer desktop by adding enhanced graphics enabling users to easily personalize the working environment. Magentic offers hundreds of high quality wallpapers and screensavers and has already over 8.5 million registered downloads. In 2008 we suspended further development marketing of this product, although we continue to support it and may renew marketing efforts in the future. In addition, the Company has developed PhotoJoy a product entirely focused on providing brand-new graphically enriched ways to view and enjoy personal photos. PhotoJoy provides 3D Photo Screensavers enriched with a variety of styles and designs, fun desktop widgets that display photos in the most creative and playful ways (named “PhotoToys”), and Collage Wallpapers presenting photos within various themes, sceneries, and illustrations. PhotoJoy is designed to reveal on a user’s desktop all chosen photos saved on a user’s personal computer. In addition, the software allows users to take photos from photo hosting web sites (such as Flickr and Picasa) and continue viewing new photos once uploaded to these sites directly in PhotoJoy as well, thereby enabling the user to enjoy photos on the computer desktop.

        HiYo, launched in May 2008, is a graphic enhancement tool for enriching instant messaging products, by adding enhanced graphics and enabling users to personalize their messages. Such users can customize their messages with 3D effects, font styles, images and pictures and add personalized backgrounds content. HiYo is available for users of the instant messenger tool, Windows Live Messenger® and we believe HiYo will bring in new users and demographics into the IncrediMail® experience.

Products under Development

        Our research and development activities are conducted internally by our Chief Technology Officer and a 47-person research and development staff. Our research and development efforts are focused on the development of upgraded software, new features and the enhancement of our existing product suite.

        In the past we had initiated numerous other projects such as branded content and a social community site for IncrediMail® users, however, these efforts have been discontinued while we focus on our core competencies. Recently we have also suspended further development of our Magentic and PhotoJoy products. Management is constantly reassessing its initiatives, in an effort to optimize and leverage its added value and competitive advantages. Although the above projects are the initiatives currently identified by our management, we cannot assure you that these projects will be completed as currently contemplated or at all. In addition, future initiatives may take priority over the development of these projects.

Sales, Marketing and Distribution

        Our products are sold throughout the world in more than 100 countries. The following table shows the distribution of our registered email users and products sold by territory in 2008:

	Registrations	Products Sold

Europe	53%	36%

North America	22%	52%

South America	11%	2%

Oceania	2%	6%

Other	11%	4%

        To date, we have relied mainly on “viral growth,” arising from recipients of our users’ emails clicking on the link at the bottom of emails sent with IncrediMail® Xe and then downloading our products and from word-of-mouth. In addition, during 2008 we employed traditional marketing strategies, consisting primarily of online advertising, which efforts were met to our satisfaction. In 2009 in light of the current market conditions and our focus on profitability, we plan to reduce employing these marketing efforts. We have designed our products to address users’ aversion to spam, spyware and other perceived offensive Internet marketing tools. To date, we have not been affected by the growing number of installations by Internet users of “filter” software programs that allow them to block “pop up” advertisements or to prevent installation of software components that act as spying agents. The growth of our revenues would be adversely affected if our products, while not doing any of these things, were subject to being “filtered” by consumers.

        During 2006 we opened an office in the United States, which is charged with local corporate communications, business development efforts and our marketing effort in China. In 2008 as we suspended business development activity in general and in China in particular, in order to focus on our core competencies the US office has been reduced accordingly.

        We have typically experienced stronger sales in the first and fourth quarters, principally because our products are purchased in holiday sales in December or in the after-holiday sales in January. This is in addition to the general seasonality of the Internet as well as e-commerce, being more active in the winter months. However, as search generated revenues account for a growing and now dominant portion of our revenues, the seasonality of our revenues has decreased.

        We currently have a Vice President – Marketing and 11 employees in our sales and marketing department.

Intellectual Property

        We rely on a combination of patent, copyright, trademark and trade secret laws and confidentiality and invention assignment agreements to protect our intellectual property rights.

        Most of the components of our software products were developed solely by us. We have licensed certain components of our software, such as a speller function, from third parties. Except for our agreement with Commtouch Ltd. (described below), all of these licenses entailed a one-time fee or are freeware. We believe that these components are not material to the overall performance of our software and may be replaced without significant difficulty.

        In 2001, we submitted patent applications in the United States, Europe and Israel for the following two inventions:

—	system and method for visual feedback of command execution in electronic mail systems; and

—	system and method for intelligent transmission of digital content embedded in electronic mail messages.

        In 2003, we submitted national phase patent applications in the United States, the European Community and Israel with respect to these processes that we employ in our products.

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

        JunkFilter Plus was developed using an anti-spam software development kit developed by Commtouch Ltd. Under our December 2004 agreement with Commtouch, Commtouch granted us a nonexclusive right and license to copy the software development kit and related software and documentation for purposes of further development or modification in connection with the design, development and sale of products that integrate the spam identification and classification services of Commtouch’s Detection Center, and to sell products incorporating such software and documentation. Under the agreement, we pay Commtouch an annual fee for each customer who purchases JunkFilter Plus based on the number of purchasers. The agreement had a one-year initial term, beginning with the commercial launch date of the JunkFilter Plus in July 2005 and was extended most recently for another two years, ending July 2010. Commtouch will continue to provide customers with accessibility to its software and our integrated products following termination of the agreement, and the licenses granted to our customers will also survive such termination.

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

        Our main competitors among specialized providers of email services offer the following products: Arcsoft Multimedia Email™ 3, LetterMark™ email, FunWeb Products™, Hotbar® and WikMail 2005. In addition, our products also face competition from general email software programs offered to the private market by large Internet and software companies, such as AOL9 by America Online, Inc., Eudora® by QUALCOMM Incorporated (Nasdaq: QCOM), Thunderbird® by Mozilla Foundation and Outlook Express and MSN9 by Microsoft Corporation (Nasdaq: MSFT), some of which may also incorporate certain special features that provide a personalized email experience. Many of the large Internet and software companies offer their email software programs free of charge. Our Magentic and PhotoJoy products’ main competitors, in area of providers of wallpapers and screensaver offer the following products: webshots.com and screensavers.com, which offer wallpapers and screensavers both free and premium products for a fee. Our HiYo product’s main competitors in the area of creative instant messenger tools, are SweetIM and SmileyCentral by IAC/InterActiveCorp. Competition with these products could result in reduced prices and margins, fewer purchases of our products and services, increased research and development costs as well as marketing expenses and loss of market share with regard to our traditional products, or not achieving adequate market share with our new products and those currently being developed.

        Our products also compete in the market for web-based email software products, such as Google’s Gmail, Yahoo! Mail and Microsoft’s Hotmail. The web based email market is characterized with significant competition, changing technologies and evolving products and services enhancements.

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

Government Regulation

        Our database, which includes a database of registered users, falls within the definition of a database that requires registration under the Israeli Protection of Privacy Law 1981. Maintaining a database other than in compliance with this law may subject the owner, holder, manager and operator to criminal liability and civil liability. We registered our database with the Data Base Registrar on June 20, 2004. BizChord’s database has been registered and is in the process of completing additional aspects of its database registration.

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

        During 2006, we formed a wholly-owned subsidiary in Delaware, operating out of New York, for marketing and other activities, and formed another wholly owned subsidiary in Israel to acquire the business of our transaction processing provider, operating primarily out of Israel. The current activity in these subsidiaries is minimal. Except for such subsidiaries, we do not have other subsidiaries.

D.	PROPERTY, PLANTS AND EQUIPMENT

        We lease our facility, located in Tel Aviv, Israel, pursuant to a lease that was entered into during 2006 and expires in 2011, with an option to extend the lease for 2 more years. The lease is for a total area of 2,300 square meters, at a monthly rent of approximately $22.9 per square meter.

        We own 63 servers that are hosted in a server farm by Bezeq International Ltd., which we refer to herein as “Bezeq”. Our servers include mainly web servers, application servers, ad servers, mail servers and database servers. Bezeq provides the Internet and related telecommunications services, including hosting and location facilities, needed to operate our website. Bezeq is Israel’s largest provider of such services and is a member of Bezeq Group, Israel’s national telecommunications provider. Bezeq provides these services through standard purchase orders and invoices. We add servers and expand our systems located at their facilities as our operations require. We have no current intention to replace Bezeq or to employ an additional provider for these services. We believe there are many alternative providers of these services both within and outside of Israel.

ITEM 4.A	UNRESOLVED STAFF COMMENTS

        Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes to the financial statements included elsewhere in this annual report. In addition to historical financial information, the following discussion and analysis contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, without limitation, statements regarding the Company’s expectations, beliefs, intentions, or future strategies that are signified by the words “expects,” “anticipates,” “intends,” “believes,” or similar language.These forward looking statements involve risks, uncertainties and assumptions. Our actual results and timing of selected events may differ materially from those anticipated in these forward looking statements as a result of many factors, including those discussed under “Item 3.D Risk Factors” and elsewhere in this annual report.

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

        Since we began operations in 2000, we have recorded approximately 110 million registered downloads of our free products in more than 100 countries, and in 2008, we recorded an average of approximately 1.7 million registered downloads each month. As of December 31, 2008, we had approximately 11 million active users, and currently, our email users send over 300 million IncrediMail® emails each month. We define an “active” user as any user who has performed any activity using any IncrediMail® product or service, including opening or sending emails using IncrediMail®, sending a message utilizing our HiYo tool, downloading content or updating the product, in the 30 days prior to the measurement date. Our users typically use our products for as long as five years, based on current statistics (this was estimated in the past as three years). Through December 31, 2008, we have sold over 1.7 million products and content licenses worldwide to our registered users. We believe our historical track record of converting registered users to purchasing customers, as well as the use of our search properties, represent a convincing validation of our business strategy.

        Prices and license fees for our products vary based on market, length of license period and whether the products are offered together. Our prices and fees range from less than $10 to about $60. These prices can vary in currencies, other than the US dollar.

Revenues

        We generate our revenues primarily from two major sources: (i) advertising, primarily through search generated revenues and other services, and (ii) software products and solutions; licensing our IncrediMail® Premium, email software, The Gold Gallery, our content database and JunkFilter Plus, our anti-spam solution. In addition, we generate revenues from advertising in our email client, our content database and on our website, as well as a collaboration arrangement with a websites operator who uses our Incredi brand name and to whom we refer users, IncrediGames.com, an online computer games site. The following table shows our revenues by category (in thousands of US Dollars):

	Year Ended December 31,
	2006	2007	2008

Advertising, primarily through search, and other services	$3,066	$9,597	$12,748
Products	7,785	9,078	9,158

Total revenues	$10,851	$18,675	$21,906

Cost of Revenues

        Our cost of revenues consists primarily of salaries and related expenses, license fees and payments for content and server maintenance, all related to our product revenues. Our revenues relating to advertising, primarily search, do not have direct cost associated with them.

Research and Development Expenses

        Our research and development expenses consist primarily of salaries and other personnel-related expenses for employees primarily engaged in research and development activities. We expect our research and development expenditures to remain at their current level as our current strategy is to focus on our core competencies and continue enhancing our existing suite of products.

Selling and Marketing Expenses

        Our selling and marketing expenses consist of salaries and other personnel-related expenses for employees primarily engaged in marketing activities, media buying, payments to our PR firm, credit card commissions and fees to our payment gateway providers that provide secure Internet payment processes. Credit card commissions vary between 1.9% and 3.0% based on the credit card, currency of payment and location of clearing agency. We expect our selling and marketing expenses to decrease as we reduce our investment in media buying from their current level of investment in the last quarter of 2008. During 2008 we employed traditional marketing strategies, including primarily online advertising, which efforts were met to our satisfaction, and in light of the current market conditions and our increasing focus on profitability, we plan to reduce this investment in 2009.

General and Administrative Expenses

        Our general and administrative expenses consist primarily of salaries and other personnel-related expenses for executive, accounting and administrative personnel, professional fees and other general corporate expenses. We do not currently expect a significant increase in our general and administrative expenses in 2009.

Income Tax Expense (Benefit)

        In 2001 and 2003, we were granted the status of “Approved Enterprise” and in 2008 we received approval for continued “Privileged Enterprise” status, all with respect to three separate investment programs, entitling us to a tax exemption for a period of two years and to a reduced tax rate of 10%-25% for an additional period of five to eight years (depending on the level of foreign investment in our Company). The “Approved Enterprise” status and the “Privileged Enterprise” status allow for 0% corporate tax for a limited period of time on undistributed profits generated from operations, and preferential taxation of the distributed portion, requiring regular Israeli corporate tax on income generated from other sources. To the extent the Company distributes dividends from profits generated under this program, the distributed sum would not benefit from this program. See “Israeli Taxation–Law for the Encouragement of Capital Investments, 1959” and Item 8. Financial Information A. Consolidated Statements and Other Financial Information – Policy on Dividend Distribution, for more information about these programs and the Company’s dividend policy.

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

        Fixed or determinable fee: Fees are determinable at the time of sale. Customers are charged immediately through credit cards. In addition, the fees are subject to a refund policy period, currently up to 30 days, and we consider collection to be probable as our historical experience shows that refunds are less than 5% of our revenues.

        Collection is probable: We are subject to a minimal amount of collection risk related to our customers as these are either from very profitable global market leader or obtained through credit card sales.

        Revenues from licensing The Gold Gallery content database are recognized over the term of the licensing period. We offer one year, two year and lifetime licenses for The Gold Gallery content database for a one-time, upfront payment. The different term licenses constituted less than 8% of our revenues in 2008. Our estimation of the lifetime usage of The Gold Gallery is based on historical data collected. We continually track usage patterns, and as we gather more user information, we may update this estimated useful life. If the lifetime usage of The Gold Gallery is demonstrated to be shorter or longer than the current estimate, we would recognize revenues earlier or later. Based on our current revenue streams, such an adjustment would not have a significant effect on our revenues.

        Revenues from our JunkFilter Plus solution are recognized over one year, which is the term of the license period.

        Our deferred revenue consists of the unamortized balance of The Gold Gallery and the JunkFilter Plus license fees, which totaled $4.3 million as of December 31, 2008, of which $2.6 million was classified as short-term deferred revenues and the balance as long-term deferred revenue on our balance sheet.

        Revenues from advertising, whether from keyword search, advertising on our website or in our email client, are recognized when we are entitled to receive the fee. Advertisers are charged and pay monthly, based on the number of clicks generated by users clicking on these ads.

        In accordance with EITF No. 01-9, “Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Product,” the Company accounts for cash consideration given to customers, for which it does not receive a separately identifiable benefit or cannot reasonably estimate fair value, as a reduction of revenue rather than as an expense.

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

        With regard to arrangements involving multiple elements, the Company's revenues should be allocated to the different elements in the arrangement under the "relative fair value method" when Vendor Specific Objective Evidence ("VSOE") of fair value exists for all elements in accordance with SOP No. 97-2. Under the relative fair value method, we allocate revenue proportionally based on the fair value of its delivered and undelivered elements. Any discount in the arrangement is allocated pro rata to the different elements in the arrangements.

Stock-Based Compensation

        On January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123(R)”) which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees and directors. As of December 31, 2008, the total compensation cost, related to options granted to employees, not yet recognized, amounted to $1.2 million. This cost is expected to be recognized over a weighted average period of 2.43 years. Our stock-based compensation to employees was allocated as follows (in thousands):

	Year Ended December 31,
	2006	2007	2008

Cost of revenues	$7	$11	$16
Research and development	94	79	293
Selling and marketing	53	60	137
General and administrative	371	524	584
Other charges	-	-	135

        We selected the Binomial method option-pricing model as the most appropriate fair value method for our stock-options awards. The option-pricing model requires a number of assumptions, of which the most significant are expected stock price volatility and the expected option term. Expected volatility was calculated based upon an average between historical volatilities of the Company, similar entities and industry sector index similar to the Company's characteristics, since it does not have sufficient company specific data. The expected option term was calculated based on the Company's assumptions of early exercise multiples which were calculated based on comparable companies and termination exit rate which was calculated based on actual historical data. The expected option term represents the period that the Company's stock options are expected to be outstanding. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term.

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

        We are required to assess the impairment of long-lived assets, tangible and intangible, other than goodwill, under SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” on a periodic basis, when events or changes in circumstances indicate that the carrying value may not be recoverable. Impairment indicators include any significant changes in the manner of our use of the assets or the strategy of our overall business, significant negative industry or economic trends and significant decline in our share price for a sustained period. For the year ended December 31, 2007 and the year ended December 31, 2008, we recorded an impairment charge resulting from technology associated with BizChord in the amount of $153 and $44 thousand , respectively

        Upon determination that the carrying value of a long-lived asset may not be recoverable based upon a comparison of aggregate undiscounted projected future cash flows to the carrying amount of the asset, an impairment charge is recorded for the excess of fair value over the carrying amount. We measure fair value using discounted projected future cash flows.

        Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”), prescribes a two-phase process for impairment testing of goodwill. The first phase screens for impairment, while the second phase (if necessary) measures impairment. In the first phase of impairment testing, goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. We operate in two operating segments, IncrediMail and BizChord, and these segments comprise our reporting units. Goodwill is allocated to the reporting unit of BizChord. If the carrying value of the reporting unit exceeds its fair value, the second phase is then performed. The second phase of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. Fair value is determined using discounted cash flows. Significant estimates used in the fair value methodologies include estimates of future cash flows, future growth rates and the weighted average cost of capital of the reporting unit. In 2007 and 2008, the Company recorded an impairment loss in the amounts of $163,000 and $125,000 in respect of BizChord reporting unit, respectively.

Recently issued accounting pronouncements:

        In February 2008, the FASB issued FASB Staff Position (“FSP”) FAS No. 157-2, “Effective Date of FASB Statement No. 157” (“FSP 157-2”), to delay the effective date of FASB Statement 157 for one year for certain nonfinancial assets and nonfinancial liabilities, excluding those that are recognized or disclosed in financial statements at fair value on a recurring basis (that is, at least annually). For purposes of applying the FSP 157-2, nonfinancial assets and nonfinancial liabilities include all assets and liabilities other than those meeting the definition of a financial asset or a financial liability in FASB Statement 159. FSP 157-2 defers the effective date of Statement 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of this FSP 157-2. The adoption of FAS 157 to nonfinancial assets and nonfinancial liabilities under the scope of FSP 157-2 did not have a material impact on the Company's financial position, results of operations or cash flows.

        In March 2008, the FASB issued Statement 161 “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS 161”) an amendment to FASB No. 133. This statement changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why and entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Early application is encouraged. The adoption of SFAS 161 did not have a material impact on the Company's financial position, results of operations or cash flows.

        In April 2008, the FASB issued FSP 142-3, “Determination of the Useful Life of Intangible Assets” (FSP 142-3). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets”. FSP 142-3 is effective for fiscal years beginning after December 15, 2008. The adoption of FSP 142-3 did not have a material impact on the Company’s financial position, results of operations or cash flows.

        In April 2009, the FASB issued FSP, No. FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments, or the FSP. The FSP is intended to provide greater clarity to investors about the credit and noncredit component of an other-than-temporary impairment event and to more effectively communicate when an other-than-temporary impairment event has occurred. The FSP applies to fixed maturity securities only and requires separate display of losses related to credit deterioration and losses related to other market factors. When an entity does not intend to sell the security and it is more likely than not that an entity will not have to sell the security before recovery of its cost basis, it must recognize the credit component of an other-than-temporary impairment in earnings and the remaining portion in other comprehensive income. upon adoption of the FSP, an entity will be required to record a cumulative-effect adjustment as of the beginning of the period of adoption to reclassify the noncredit component of a previously recognized other-than-temporary impairment from retained earnings to accumulated other comprehensive income. The FSP will be effective for us for the quarter ending June 30, 2009. The Company is currently evaluating the impact of adopting the FSP.

        In April 2009, the FASB issued FSP No. FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly, or FSP 157-4. FSP 157-4 provides additional authoritative guidance to assist both issuers and users of financial statements in determining whether a market is active or inactive, and whether a transaction is distressed. The FSP will be effective for us for the quarter ending June 30, 2009. The Company does not expect the adoption of FSP 157-4 to have a material impact on our consolidated financial position and results of operations.

        The following table sets forth, for the periods indicated, our statements of operations expressed as a percentage of total revenues (the percentages may not equal 100% because of the effects of rounding):

	Year Ended December 31,
	2006	2007	2008

Revenues from advertising, primarily search, and other services	28%	51%	58%
Revenues from products	72	49	42

Revenues, net	100%	100%	100%
Cost of revenues	8	9	8

Gross profit	92	91	92
Operating expenses
Research and development costs	30	33	35
Selling and marketing expenses	16	25	34
General and administrative expenses	25	20	17
Goodwill impairment and other charges	-	1	5

Total operating expenses	71	79	91

Operating income	21	12	1
Financial income (expense) and other, net	9	(19)	21

Income (loss) before taxes on income	30	(7)	22
Income tax expense	7	8	1
Net income (loss)	23%	(15)%	21%

        As shown in the above table, our operations are characterized by high margins, which are attributable mainly to two factors: (i) we do not have manufacturing costs for our products, and (ii) we sell our products online and rely primarily on viral marketing, although in 2007 and 2008, we increased our investment in non-viral marketing. The continued decrease in our operating margin in 2008 compared to 2007 and 2006, resulted primarily from our increased investment in media buying marketing expenses and goodwill impairment and other charges, as a result of our refocusing on our core competencies, terminating and suspending others. If our revenues increase (as we expect), and we maintain a lower level of operating expenses, as a result of the measures taken on 2008 and the subsequent reduction of our investment in media buying, we expect our operating margins to increase already in 2009, although they may not reach the levels we had experienced in the past.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

        Revenues from advertising, primarily search, and other services. These revenues increased by 33%, from $9.6 million in 2007 to $12.7 million in 2008. The increase in revenues was due to a $3.9 million increase in search generated revenues, partially offset by a $0.8 million decrease in other advertising and other revenues. In 2008 we diversified our collaboration with search providers, with approximately 90% of search generated revenues being provided by our partnership with Google and the remaining 10% coming from other search providers, primarily InfoSpace. The continued increase in search generated revenues, reflect the success of our strategy to leverage our large user base, primarily those using our free products. In 2009 we expect to further increase our search generated revenues through our new HiYo user base, which in 2008 did not generate revenues and by further optimizing our offering to our IncrediMail and Magentic users.

        Revenues from products. These revenues remained relatively stable, increasing less than $0.1 million. We believe the decrease in growth is attributable to decreasing popularity in purchasing downloadable software, general market conditions and the need to offer a more current application. A new version of our backbone IncrediMail Xe product is expected to be fully released in 2009.

        Cost of Revenues. Cost of revenues from products in 2008 was $1.8 million, increasing by less than $0.1 million, compared to 2007 and as a result, the gross profit margin in 2008 increased to 92%, as compared to 91% in 2007. The increased gross profit margin was a result of the increased portion of search generated revenues, which have no direct costs associated with it, as part of total sales. As search generated revenues continue to account for a growing portion of our revenues, we expect the gross profit margin to remain at its current level and as long as this remains the trend, possibly further improve.

        Research and Development Expenses (“R&D”). R&D increased by $1.5 million, from $6.1 million in 2007 to $7.6 million in 2008. The increase was primarily attributable to an increased investment in products introduced in 2008 as well as in products that further development was recently suspended. In 2006 we released Magentic, a desktop enhancing solution, currently providing wallpapers and screensavers. In 2007 we began developing a new version of Magentic, dramatically enhancing its personal photograph tools, and released PhotoJoy in 2008. Although Magentic has accumulated over 8 million registered downloads since introduction, it is not as viral as we had expected, with the average number of downloads increasing less than 300,000 a month. We therefore decided to suspend our R&D and marketing efforts for these products. In December 2008 we did a Beta release of a totally new version of our back-bone email client product IncrediMail®. We expect a full release of this new version in the first half of 2009. Although we have released numerous upgrades to this product in the past, this is the first full makeover, improving the graphics and numerous user friendly functions, bringing a much more graphically advanced user interface. As a result of our suspending certain development initiatives as well as completing the major makeover of our IncrediMail product, we expect R&D to decrease in 2009, after continuing to increase in 2008. As a percentage of revenues, R&D increased from 33% in 2007 to 35% in 2008.

        Selling and Marketing Expenses. Selling and marketing expenses, increased by $2.6 million, or 57%, from $4.7 million in 2007, to $7.3 million in 2008. This increase was primarily attributable to the increase in our investment in media buying which accounted for $3.5 million in 2008, compared to $1.4 million in 2007. We expect to reduce this investment significantly in 2009 and as a result, reduce selling and marketing expenses.

        General and Administrative Expenses (“G&A”). G&A increased marginally from $3.7 million in 2007 to $3.8 million in 2008. As a percentage of sales, G&A decreased from 20% in 2007 to 17% in 2008. We expect to be able to maintain this level of G&A expenditure as a percentage of sales in 2009.

        Goodwill impairment and other charges. In 2008 the Company realigned its strategy and decided to focus on its core competencies. As a result it reorganized and suspended certain activities. These expenses included $0.5 million compensation expenses, $0.1 million goodwill impairment and $0.5 million of other expenses related to activities suspended.

        Financial Income (Expense), net. We recorded $4.8 million, net, in financial income from receiving in October 2008 the proceeds from the sale of an Auction Rate Security, which had been written-off in the fourth quarter of 2007. This income was partially offset by $0.3 million of finance expenses, resulting primarily from negative net returns on our investments in 2008. In light of the current economic situation in general and the financial markets in particular, we have further tightened our investment policy so that a majority of our investments are in US treasury or US government backed securities, with the balance in debentures of a limited sum and relatively short-term maturity, rated at AA and higher and dollar denominated or linked. We are gradually changing our portfolio to reflect this new policy, however, given the current interest rates, we expect this policy to produce minimum returns, if at all, in 2009.

        Income (Loss) before Tax. The income before tax in 2008 was $4.7 million, compared to a loss before tax of $1.4 million in 2007. The income in 2008 was primarily attributable to the aforementioned $4.8 million financial income, while the loss in 2007 was primarily attributable to the write-down of that investment, as described above, partially offset by other financial income.

        Taxes on Income. Income tax in 2008 was $0.3 million, compared to $1.4 million in 2007. Although the Company had a loss before tax in 2007, it still recorded a tax expense. This is due to our recording a valuation allowance with respect to deferred tax assets related to other-than-temporary impairment on marketable securities and ARS, due to current uncertainty of whether we will produce sufficient capital gains in the future, which are considered a source of income required to offset losses from marketable securities under the Israeli Tax Law. Similarly, in 2008, being that the income before tax was primarily due to the proceeds from selling this same ARS at cost, there was no tax incurred. In addition, in 2007, the effective tax rate on the other income increased, as the benefits from the Company’s Approved Enterprise program were greatly reduced in 2007. As the Privileged Benefit Program for 2008 has already been approved, we expect these benefits to return to a great extent in 2009.

        Net Income (Loss). The Net Income in 2008 was $4.4 million, compared to a Net Loss of $2.8 million in 2007. The Net Income in 2008 was primarily attributable to the aforementioned financial income from the sale of our auction rate security. The cause of the Net Loss in 2007, was primarily attributable to the aforementioned $4.9 million other-than-temporary loss from our investment, and creating valuation allowance against the deferred tax asset from that expense.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

        Revenues from advertising, primarily search and other services. These revenues increased three fold, from $3.1 million in 2006 to $9.6 million in 2007. The increase in revenues was primarily due to a $6.4 million increase in search generated revenues, as well as a $0.1 million increase in other advertising and other revenues. The increase in search generated revenues reflects the success of our strategy to migrate from product sales to subscriptions and leverage the growth potential of search generated revenues and our large user base, comprised primarily of those using our free products. As our products mature and search availability expands, we expect search generated revenues to increase in the future at a faster pace than our other revenue streams, and as such, to account for a larger portion of our revenues.

        Revenues from products. These revenues increased by $1.3 million, or 17%, from $7.8 million in 2006, to $9.1 million in 2007. This was achieved by a 39% increase in our Gold Gallery and JunkFilter Plus subscription revenues, partially offset by a 10% decrease in our revenues from product sales of IncrediMail®Premium.

        Cost of Revenues. Cost of revenues from products increased by $0.9 million, from $0.9 million in 2006 to $1.8 million in 2007. The increase was primarily due to a $0.8 million increase in salaries and related expenses, caused by the increase in support and creative staff, as well as a $0.2 million increase in payments for our anti-spam software, as JunkFilter Plus sales increased. As a result, in parallel with the increase in revenues, our gross profit margin was 91% in 2007, compared to 92% in 2006. Together with the growth in our search generated revenues, we expect the gross profit margin to remain at its current level and as long as this remains the trend, possibly improve. The entire cost of revenues is associated with revenues from our software products and solutions, as there are no direct costs associated with revenues from search, advertising and other services.

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

        Financial Expense, net. The financial expense was due to our recording a $4.9 million expense from the other-than-temporary impairment of our investment in Auction Rate Securities currently not liquid. Recent uncertainties in the credit markets have adversely affected the liquidity of auction rate securities as potential buyers have been unwilling to purchase these securities, adversely affected by the existing conditions in the mortgage securities market. The liquidity of these investments has been significantly impacted by these conditions, and the specific security held by the Company was recently downgraded from AAA to CCC by S&P, although we continue to receive interest payments every 28 days. During recent months, the Company tried to sell such security, with no success. The Company received from its banker a valuation of this security, resulting in it recording an, other-than-temporary impairment of $4.9 million. The Company has no other auction rate securities. This expense was partially offset by financial income of $1 million of interest income and net return on our investments. Our investment policy was updated in 2007 so as to purchase debentures of a limited sum and relatively short-term maturity, rated at A and higher, dollar denominated or linked. This policy was further updated in 2008 as indicated above and in addition, we sold the ARS for its cost in the fourth quarter of 2008 as mentioned above.

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

        Net Income (Loss). The Net Loss in 2007 was $2.8 million, compared to Net Income of $2.5 million in 2006. The Net Loss in 2007 was primarily attributable to the aforementioned $4.9 million other-than-temporary loss from our investment, and creating valuation allowance against the deferred tax asset from that expense.

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

        As of December 31, 2008, we had working capital of $25.1 million and our primary source of liquidity was $26.6 million in cash, cash equivalents, deposits and marketable securities. As of December 31, 2007, we had working capital of $19.8 million, and our primary source of liquidity was $23.4 million in cash, cash equivalents and marketable securities. The increase in working capital and cash, cash equivalents and marketable securities was primarily due to the $4.8 million net proceeds from the sale of our Auction Rate Security in October 2008, previously written-off in 2007 as described above, in addition to working capital generated by our operations.

        We believe that our cash balances and cash generated from operations will be more than sufficient to meet our anticipated cash requirements for at least the next 12 months.

        Net Cash Provided By Operating Activities. Net cash provided by operating activities was $5.2 million, $4.0 million and $0.9 million for 2006, 2007 and 2008, respectively. The change in net cash provided by operating activities reflects primarily a $3.8 million net change in the carrying value of marketable securities.

        Net Cash Provided By (Used In) Investing Activities. Net cash provided by (used in) investing activities was ($16.1) million, ($7.9) million and $3.0 million in 2006, 2007 and 2008, respectively. In 2008, net cash provided by investing activities consisted primarily from the net proceeds from the sale of marketable securities and short term deposits of $3.8 million, net of $0.6 million investment in property and equipment.

        Net Cash Provided by (Used In) Financing Activities. Net cash provided by (used in) financing activities was $16.8 million in 2006 resulting from issuance of shares in our initial public offering in January 2006, $0.3 million in 2007, and ($0.7) million used in 2008, primarily for the repurchase of the Company’s shares.

C.	RESEARCH, DEVELOPMENT, PATENTS AND LICENSES, ETC.

        Our research and development activities are conducted internally by our Chief Technology Officer and a 47-person research and development staff. Our research and development efforts are currently focused on the completing the development of new products and upgrading the software and new features for existing products. In 2008 this included developing a new version of Magentic, PhotoJoy, development activity which has been substantially completed and continuing development efforts have been currently suspended in order to focus on our core competencies. In addition, in 2008 we launched HiYo, our graphic and communication enhancement tool for instant messaging products. In December 2008, we also released the Beta of a new version of our back-bone email client product IncrediMail®. Although we have released numerous upgrades to this product, this will be the first full makeover, improving the graphics and numerous user- friendly functions, bringing a much more graphically advanced user interface.

        Our research and development expenditures were $3.2 million, $6.1 million and $7.6 million, in the years ended December 31, 2006, 2007 and 2008, respectively. Although we intend to continue our investment in product development, with the suspension of continued development of some of our products and the completion of others, we expect our expenditures on research and development to decrease in 2009.

D.	TREND INFORMATION

        Sales. The increase in sales in 2008 compared to 2007 was due to the continued increase in search generated revenues. We continue to believe that the potential for growth in search generated revenues is much greater than product sales. This is based on the introduction of our search model in our recently introduced HiYo product as well as optimizing these revenues from our other products. These revenues are less seasonal than revenue from products and we therefore expect that our total revenues will be less seasonal than in past years. In June 2008 we launched HiYo, our graphic and instant messaging enhancement tool, and in December 2008 we also released the Beta of a new version of our back-bone email client product IncrediMail®, with a prospective launch in 2009. We expect these products to contribute to our revenues in the upcoming year.

        R&D. R&D expenses have increased over the last few years. We expect this trend to slightly reverse next year as we have discontinued some of our development efforts and will have completed some of the others. We currently do not intend to develop new products, so that future R&D investments will be devoted to further enhancing and improving our existing products.

        Sales and Marketing Expenses. Our sales and marketing expenses increased significantly in 2007 and even more so in 2008. The increase in 2008 was primarily a result of media buying expenses, which totaled $3.5 million in 2008, as well as increasing the marketing staff. The investment in media buying was to “jump-start” registrations in our recently released HiYo product as well as maintain the registration level of our IncrediMail email product. In 2009 we have discontinued all media buying for our HiYo product, having achieved the goals set out and able to rely on entirely viral marketing. In addition we have reduced our investment in media buying for our IncrediMail email product in light of the current economic conditions and our increased focus on profitability. As a result, we can expect selling and marketing expenses to decrease in 2009.

        General and Administrative expenses. G&A expenses increased over the last few years, however, in 2008 we have succeeded in maintaining the same level of expenditure as in 2007, and as a percentage of sales, these expenses decreased from 20% in 2007 to 17% in 2008. We expect to be able to maintain the 2008 level of expenditure in 2009, so that G&A expenses will continue to representing a decreasing percentage of our revenues.

        Industry trends expected to affect our revenues, income from continuing operations, profitability and liquidity or capital resources:

1.	In recent years, we have witnessed an increase in the use of web-based e-mail solutions such as MSN Hotmail and Yahoo! Mail. Google’s Gmail, a relatively new addition to this market, is becoming increasingly popular, and home users are gradually choosing Gmail as their preferred web-based solution over other solutions. Unlike Hotmail and Yahoo! Mail, which do not support the POP3 mail protocol and are therefore not compatible with e-mail clients, Gmail fully supports POP3 and is compatible with e-mail clients such as IncrediMail®. We believe that IncrediMail will benefit from Gmail’s growing popularity, as users are able to access their Gmail accounts via IncrediMail®and are likely to choose this option.

2.	The storing of digital photos on personal computers, and on photo hosting sites such as Flickr.com, has increased substantially in recent years. The convenience of such online storage of photos has caused a decrease in usage of regular printed picture albums. However, a problem often experienced by people that store their photos on their hard disk or on a photo-hosting site is that they simply do not enjoy their photos as they had previously. In the past, people spent time looking through their photo albums, but today photos are saved in a computer folder and easily forgotten about or lost. Access to photos saved on personal computers is not immediate and is somewhat tedious; hence, old favorite photos are neglected over time. PhotoJoy, which we have completed developing, is aimed to address this problem, by enabling users to enjoy all the photos that they have stored on their computer or online using new capabilities, with no effort from the user. Photos can be revealed on the users’ desktop constantly, in more creative and high-quality ways than those available on the web. Some examples of PhotoJoy’s features are 3D Photo Screensavers showing the users’ photos and enriched with a variety of styles and designs, fun desktop widgets that display users’ photos in creative and playful ways (nicknamed “PhotoToys”), and Collage Wallpapers presenting photos within various themes, sceneries, and illustrations. In addition, the software lets users take photos stored on other photo web sites (such as Flickr and Picasa) and enjoy them using PhotoJoy’s fun capabilities.

3.	In recent years, we have witnessed an increased useby younger customers of Instant Messaging and various social networks as their preferred means of communication. In May 2008 we launched HiYo, a graphic and communication enhancement tool for instant messaging products, which is aimed to enhance the Instant Messaging experience and make it much more enjoyable for today’s teens and young adults. HiYo offers IncrediMail’s high-quality creative content incorporated seamlessly within Windows Live Messenger, thus enabling users to customize and personalize their conversations, express themselves and most importantly generate enjoyment from chatting with friends on Windows Live Messenger. We believe that HiYo, which is aimed to the younger audience, will enable us to effectively reach this significant demographic segment. Since its launch in May 2008, the number of registered downloads has passed 4.5 million.

4.	With the growing usage of e-mail as a form of daily communication, Spam has become a major threat to home users, and as a result methods of blocking and avoiding Spam have become commonly used by home users. As e-mail usage is continuing to grow with time, so is the usage of Anti-Spam mechanisms. IncrediMail’s subscription-based Anti-Spam tool, JunkFilter Plus created especially for IncrediMail’s e-mail client, blocks such Spam from entering IncrediMail® >users’ Inboxes. As Spam threats are consistently rising, we believe that the need to purchase IncrediMail’s Anti-Spam mechanism will sustain the current level of revenue from sales of our JunkFilter Plus product.

5.	As part of the Company’s strategy to focus on its core competencies, we decided in December 2008 to discontinue BizChord’s independent activities and restrict its activity to processing the Company’s own transactions. As a result we expect to be able to further reduce our operating expenses in 2009.

E.	OFF-BALANCE SHEET ARRANGEMENTS

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

        The following table summarizes our contractual commitments as of December 31, 2008 and the effect those commitments are expected to have on our liquidity and cash flow in future periods:

		Payments Due by Period
Contractual Commitments	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)

Accrued severance pay	$1,385				$1,385
Uncertain Income Tax Positions(*)	$1,357
Operating leases	$1,738	$490	$1,248	$-	$-

Total	$4,480	$490	$1,248	$-	$1,385

(*)	Uncertain income tax positions under FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), are due upon settlement and we are unable to reasonably estimate the ultimate amount or timing of settlement. See Note 9(f) of our Consolidated Financial Statements for further information regarding our liability under FIN No. 48.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

        The following table sets forth information regarding our executive officers and directors as of May 31, 2009:

Name	Age	Position

Ofer Adler	38	Chief Executive Officer and Director
Yaron Adler	38	Director and President
Dan Blumenfeld	35	Vice President - Marketing
Keren Elkin	34	Vice President - Human Resources and Administration
Tamar Gottlieb	52	Director and Chairperson of the Board
Yuval Hamudot	35	Chief Technologies Officer
Jeff Holzmann	34	Executive Vice President - Delaware subsidiary
David Jutkowitz *	58	External Director, member of Audit Committee
Yacov Kaufman	51	Chief Financial Officer
Arik Ramot	57	Director, member of the Audit Committee
Yair M. Zadik	52	Director, member of Audit Committee

* “Independent” for Nasdaq Stock Market purposes.

        Ofer Adler and Yaron Adler are cousins. There are no other familial relationships among our executive officers and directors. Yair M. Zadik was initially appointed to the board by our founders, Ofer Adler and Yaron Adler, pursuant to provisions of the articles of association that were in effect prior to our initial public offering. Tamar Gottlieb was initially appointed to the board by the board of directors, and David Jutkowitz were elected to serve as our external directors by our shareholders as required by Israeli law. No shareholder has special voting rights with respect to the election of directors or otherwise.

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

        Yaron Adler co-founded IncrediMail in November 1999. Has served as a director since our incorporation, as our Chief Executive Officer since our incorporation and until February 5, 2008, and since February 5, 2008 serves as the Company’s President. In 1999, prior to founding IncrediMail, Mr. Adler consulted Israeli startup companies regarding Internet products, services and technologies. Mr. Adler served as a Product Manager from 1997 to 1999, and as a software engineer from 1994 to 1997, at Tecnomatix Technologies Ltd., a software company that develops and markets production-engineering solutions to complex automated manufacturing lines that fill the gap between product design and production, and which was acquired by UGS Corp. in April 2005. In 1993, Mr. Adler held a software engineer position at Intel Israel. He has a B.A. in computer sciences and economics from Tel-Aviv University.

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

        Mr. Arik Ramot was elected as a director at our annual meeting of shareholders held on December 24, 2008. Mr. Ramot is the founder and has been the CEO of Ramot & Co, Investment House since 1996. From 1988 to 1996, Mr. Ramot served as legal advisor and manager at Kaszierer International, working in more than 20 countries. Prior to that, Mr. Ramot practiced law in Israel. Mr. Ramot is also the founder of Hayoman Ltd., an Israeli internet company. Mr. Ramot holds LLB and LLM degrees from Tel Aviv University.

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

        The aggregate direct compensation we paid to our officers as a group (eight persons) for the year ended December 31, 2008 was approximately $2 million, which included approximately $0.7 million that was set aside or accrued to provide for pension, retirement, severance or similar benefits. This amount does not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses, and other benefits commonly reimbursed or paid by companies in Israel. We did not pay our officers who also serve as directors any separate compensation for their directorship during 2008, other than reimbursements for travel expenses.

        The aggregate direct compensation we paid to our directors who are not officers for their services as directors as a group (five of the seven directors who served during 2007) for the year ended December 31, 2008 was approximately $445 thousand. Directors are also reimbursed for expenses incurred in order to attend board or committee meetings.

        As of May 31, 2009, there were outstanding options to purchase 691,400 ordinary shares granted to eleven of our directors and officers, at a weighted average exercise price of $4.1 per share. These options were granted under our 2003 employees share option plan.

        The compensation of our directors who are not officers of our Company, including our external directors, was approved by our audit committee, board of directors and shareholders. In accordance with these resolutions, (i) annual gross compensation for independent directors is $25,000, and $500 per meeting, while other directors, who are not officers, receive $18,000, and $500 per meeting (plus V.A.T, if applicable) to be paid in four equal quarterly installments; (ii) a grant of options to purchase 10,000 of our ordinary shares, with the following terms: (a) each option shall be exercisable for one ordinary share at an exercise equal to the closing price on the date of grant of the options, as reported by the Nasdaq Capital Market; (b) the options shall vest in four equal parts; and (c) any and all other terms and conditions pertaining to the grant of the options shall be in accordance with, and subject to, the “2003 Israeli Share Option Plan” adopted by IncrediMail in 2003 and our standard Option Agreement executed by each director and by IncrediMail promptly after the date of grant.

        In accordance with the shareholders approval of December 27, 2007 each of the directors who is not an employee of the Company, receives for each year of service by such person as a director of the Company, an option to purchase 10,000 Ordinary Shares of the Company (in this subsection – the “Annual Grant”), under the following terms: (a) the Annual Grant shall be made immediately following the annual general meeting of the shareholders of the Company in the relevant year, commencing with the shareholders meeting held on December 27, 2007; (b) each option shall be exercisable for one Ordinary Share at an exercise price equal to the closing price of an Ordinary Share on the date of the annual general meeting of the shareholders of the Company upon which such option was granted, as reported by the Nasdaq Global Market; and (c) the options shall vest in four equal portions on each anniversary of the Annual Grant, commencing with the first anniversary. Any and all other terms and conditions pertaining to the grant of the options shall be in accordance with, and subject to, the 2003 Israeli Share Option Plan adopted by IncrediMail in 2003 and our standard Option Agreement. In accordance with this resolution, all directors that are not officers were granted 10,000 options on December 24, 2008 after the 2008 annual general meeting.

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

        On July 17, 2008, and following approval by our audit committee and board of directors, our shareholders approved a grant to Ms. Tamar Gottlieb of options to purchase 10,000 Ordinary Shares of the Company, under the following terms: (a) each option shall be exercisable for one Ordinary Share at an exercise price equal to the closing price of an Ordinary Share on July 17, 2008, as reported by the Nasdaq Global Market; and (b) the options shall vest in three equal portions on each anniversary of the date of approval of the grant, commencing with the first anniversary. Any and all other terms and conditions pertaining to the grant of the options hereunder shall be in accordance with, and subject to, the 2003 Israeli Share Option Plan adopted by the Company in 2003 and the Company’s standard Option Agreement. See “Item 6.E Share Ownership – Employee Benefit Plans – The 2003 Plan” below.

        Also on July 17, 2008, following approval by our audit committee and board of directors, our shareholders approved a re-pricing of options to purchase Ordinary Shares, previously granted to Mr. Yaron Adler, the Company’s President and a member of the board of directors of the Company, such that the exercise price of any previously granted options that exceeded $3.00 per Ordinary Share were reduced to $3.00 per share. The Company undertook to re-price Mr. Adler’s options as part of the terms of service of Mr. Yaron Adler as the Company’s President, which terms were approved at the shareholders meeting of the Company held on April 9, 2008. On June 2, 2009, we provided notice to our shareholders of an extraordinary general meeting to, among other things, vote on amendments to the terms of options granted to the external directors and the directors of the Company. The meeting is scheduled to be held on July 9, 2009 with such terms as provided in the Notice of Meeting filed on Form 6-K with the SEC. If the proposals relating to compensation of our directors are approved, our directors’ recurring annual stock option grants will have a vesting period of three years (instead of four years) from the date of their annual stock option grant. Also, upon termination or expiration of the applicable director’s service with the Company, provided that the termination or expiration is not “for Cause” and not resulting from the director’s resignation, the stock options granted to such director shall retain their original termination dates, and shall not terminate 90 days after the applicable termination date, and the next upcoming tranche of stock options, of each grant, that are scheduled to vest immediately subsequent to the termination date, if any, shall automatically vest and become exercisable immediately prior to the termination date. In addition, to avoid a possible conflict of interest while discussing a Change of Control of the Company (which may result in the termination of the director’s term of office), all unvested options held by the director, shall automatically vest and become exercisable upon such “Change of Control” event. “Change of Control” is defined for these purposes as: (i) merger, acquisition or reorganization of the Company with one or more other entities in which the Company is not the surviving entity, (ii) a sale of all or substantially all of the assets of the Company; (iii) a transaction or a series of related transactions as a result of which more than 50% of the outstanding shares or the voting rights of the Company are held by any party (whether directly or indirectly).

[1] The 50,000 options granted to Yaron Adler shall remain in full force and effect in accordance with the terms of the Option Agreement following the execution of the Amended Agreement. According to the Amended Agreement, despite anything to the contrary contained in the Option Agreement or in the Company’s 2003 Share Option Plan, if Yaron Adler’s employment with the Company is terminated for any reason prior to the date on which all of the options have become fully vested, the vesting of all of the unvested options shall be immediately accelerated and all of such unvested options shall become fully vested and exercisable in accordance with their terms. In addition, upon the termination of Yaron Adler’s employment with the Company for any reason, the expiration date of the options shall be extended to 12 months following the date of such termination. In the event that the Company shall re-price downwards the exercise price of the options granted by it to its executive officers, the Company shall treat the options equally and shall re-price downwards the exercise price of the options to the same new exercise price of the options held by its executive officers. The Amended Agreement was approved by the shareholders at the Extraordinary General Shareholder meeting held on April 9, 2008.

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

        Our board of directors generally consists of seven directors, two of whom qualify as “external directors” for Israeli law purposes and have been determined by our board of directors to qualify as “independent” for Nasdaq Stock Market Purposes as well. Other than external directors, who are subject to special election requirements under Israeli law, our directors are elected in three staggered classes by the vote of a majority of the ordinary shares present and entitled to vote at meetings of our shareholders at which directors are elected. The members of only one staggered class will be elected at each annual meeting for a three-year term, so that the regular term of only one class of directors expires annually. At our annual general meeting held in 2007, the term of the second class, consisting of Ofer Adler and Yair M. Zadik, expired and they were re-elected at that meeting for a three-year term. At our annual general meeting held in 2008, the term of the third class, consisting of Gittit Guberman, expired and she did not stand for reelection. Arik Ramot was elected in her place for a three-year term. At our annual general meeting to be held in 2009, the term of the first class, consisting of Tamar Gottlieb and Yaron Adler, will expire and the directors elected at that meeting will be elected for a three-year term. The external directors will not be assigned a class and will serve in accordance with Israeli law. On March 30, 2009 the term of one of our external directors, Mr. James H. Lee, expired. Since then the board of directors consists of six directors, only one of whom qualifies as an external director. The Company has scheduled an extraordinary shareholder meeting for approving the nomination of another director that qualifies as an external director. See Item 4.A. – “Recent Developments”.

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

        There is no limitation on the number of terms that a director may serve. As described below, external directors may serve two terms of three years each and, subject to certain conditions, an unlimited number of subsequent three-year terms.

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

External Directors

        Under the Israeli Companies Law, Israeli companies whose shares have been offered to the public in or outside of Israel are required to appoint at least two external directors to serve on their board of directors for a three year term. Mr. James H. Lee was appointed as an external director on March 30, 2006 and his term expired on March 30, 2009. In addition Mr. David Jutkowitz was appointed as an external director on December 27, 2007, in for three years. The Company has scheduled an extraordinary shareholder meeting for approving the nomination of another director that qualifies as an external director in place of Mr. Lee. See Item 4.A. – “Recent Developments”.

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

Nasdaq Market Governance Requirements for Foreign Private Issuers

        Assuming that we maintain our status as a foreign private issuer, under the Nasdaq Market Rules, a foreign private issuer may generally follow its home country rules of corporate governance except for certain matters such as composition of the audit committee (as discussed below). Nasdaq Marketplace Rules specify that the board of directors must contain a majority of independent directors and that the independent directors must have regularly scheduled meetings at which only independent directors are present. Our board contains two independent directors in accordance with the provisions contained in Sections 239-249 of the Israeli Companies Law – 1999 and Rule 10A-3 of the general rules and regulations promulgated under the Securities Act of 1933, rather than a majority of independent directors. Israeli law does not require, nor do our independent directors conduct, regularly scheduled meetings at which only they are present. See “Item 10.B Memorandum and Articles of Association – Nasdaq Marketplace Rules and Home Country Practices” and “Item 16G – Corporate Governance” for a summary of the significant ways in which our corporate governance practices follow the requirements of Israeli law rather than Nasdaq governance requirements for domestic companies. Investors are cautioned that there are other Nasdaq governance requirements with which, as a foreign private issuer, we may elect not to comply. If we so elect, we will provide disclosure of any Nasdaq governance requirements we elect not to comply with in accordance with Nasdaq’s disclosure requirements, as may be in effect from time to time.

Committees of the Board of Directors

        Our board of directors has established an audit committee, a compensation committee and a nominating and governance committee.

Audit Committee

        Our audit committee is comprised of David Jutkowitz and Arik Ramot and operates pursuant to a written charter. The second external director will be a member of the Audit Committee upon being elected by our shareholders at our extraordinary general meeting. See Item 4.A. – “Recent Developments”.

Nasdaq Requirements

        Under the listing requirements of the Nasdaq Stock Market, a foreign private issuer is required to maintain an audit committee that has certain responsibilities and authority (such as being directly responsible for the appointment, compensation, retention and oversight of the work of the issuer’s public accountants). In addition, applicable Nasdaq Marketplace Rules require that a foreign private issuer can maintain an audit committee that meets the requirements of Rule 10A-3(b)(subject to the exemptions provided in Rule 10A-3(c)) under the Exchange Act, instead of an audit committee composed solely of independent directors. We currently maintain a board of audit in accordance with Israeli home country regulations, meeting these requirements of Rule 10A-3, in that our audit committee complies with the requirements under Israeli law. We are currently have scheduled a extraordinary general meeting to elect an external director in place of one whose term has expired. See Item 4.A. – “Recent Developments”.

Israeli Companies Law Requirements

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

Compensation Committee

        As a foreign private issuer, we comply with our home country regulations with respect to compensation committee. Under Israeli Companies Law, independent members of our board are not required to determine the compensation of an executive officer, provided that the executive officer does not serve on our board. Therefore our practices differ from those under Nasdaq Marketplace Rules applicable to domestic issuer which require a determination by a majority of the independent directors on the board or a compensation committee comprised solely of independent directors. Our compensation committee is comprised of Tamar Gottlieb and Yair M. Zadik, and operates pursuant to a written charter. The compensation committee will make recommendations to the board of directors regarding the issuance of employee share options under our share option and benefit plans and will determine salaries and bonuses for our chief executive officer and our other executive officers and incentive compensation for our other employees.

Nominating and Governance Committee

        Our nominating and governance committee is comprised of Tamar Gottlieb and Yair M. Zadik, and operates pursuant to a written charter. It is responsible for making recommendations to the board of directors regarding candidates for directorships and the size and composition of the board. In addition, the committee is responsible for overseeing our corporate governance guidelines and reporting and making recommendations to the board concerning corporate governance matters. Under Israeli Companies Law, the nominations for director are generally made by our directors but may be made by one or more of our shareholders. However, any shareholder or shareholders holding at least 5% of the voting rights in our issued share capital may nominate one or more persons for election as directors at a general meeting only if a written notice of such shareholder’s intent to make such nomination or nominations has been given to our secretary and each such notice sets forth all the details and information as required to be provided under our articles of association.

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

        On February 5, 2008, the board of directors of the Company has resolved to appoint Mr. Yaron Adler as the Company’s President, and approved the amendment to Mr. Yaron Adler’s Employment Agreement, which was subsequently approved by our Shareholders at an Extraordinary General Meeting held on April 9, 2008 (the “Amended Agreement”). According to the Amended Agreement in rendering the services of President, as set forth below, Mr. Yaron Adler shall be subordinate to the Company’s Chief Executive Officer. The Company shall have the right to terminate the Amended Agreement at any time by providing Yaron Adler with a 30 days prior notice of termination, provided however, that the Company may not provide Yaron Adler with such prior notice before July 1, 2008. In the event that the Company shall provide Yaron Adler with a notice of termination of the Amended Agreement after July 1, 2008 but prior to May 1, 2009, the Company and Yaron Adler shall enter into an alternative employment agreement pursuant to which Yaron Adler shall provide the Company with consulting services on terms similar to the terms of the Amended Agreement (but in which Yaron Adler shall not be the Company’s President), which agreement may be terminated by the Company upon a 30 days prior notice which may be provided on or after (but in no event before) April 1, 2009. Yaron Adler may terminate the Amended Agreement at any time upon providing the Company with a 30 days prior notice. Upon termination of Yaron Adler’s employment with the Company, by either party, Yaron Adler shall be entitled to all social benefits, including among others, severance payment in accordance with applicable law, from the date of Yaron Adler’s first day of employment with the Company until the date of termination of his employment.

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

        As of December 31, 2008 we had 119 employees, including 118 employees based in Israel and 1 employee based in the US. The breakdown of our employees by department and fiscal period is as follows:

	December 31,
	2006	2007	2008

Management and administration	9	17	16
Support and creative	25	32	21
Research and development	52	68	64
Selling and marketing	15	31	18

Total	101	148	119

        Some provisions of the collective bargaining agreement between the Histadrut, which is the General Federation of Labor in Israel, and the Coordination Bureau of Economic Organizations, including the Industrialist’s Association of Israel, apply to our Israeli employees by virtue of extension orders of the Israeli Ministry of Industry, Trade and Labor. These provisions concern the length of the workday and the work-week, recuperation pay and commuting expenses, compensation for working o n the day before and after a holiday and payments to pension funds. Furthermore, these provisions provide that the wages of most of our employees are adjusted automatically. The amount and frequency of these adjustments are modified from time to time. Additionally, pursuant to an expansion order, dated as of May 7, 2006, which applies to the software field we are required to insure all of our employees by a comprehensive pension plan or a senior employees’ insurance according to the terms and the rates detailed in the order. In addition, Israeli law determines minimum wages for workers, minimum paid leave or vacation, sick leave, working hours and days of rest, insurance for work-related accidents, determination of severance pay, the duty to give notice of dismissal or resignation and other conditions of employment. In addition, certain laws prohibit or limit the employer’s ability to dismiss its employees in special circumstances. We have never experienced a work stoppage, and we believe our relations with our employees are good.

        Israeli law generally requires the payment of severance by employers upon the retirement or death of an employee or termination of employment. The Company’s agreements with employees in Israel, joining the Company since February 2, 2008, are in accordance with section 14 of the Severance Pay Law -1963, whereas, the Company’s contributions for severance pay shall be instead of its severance liability. Upon contribution of the full amount of the employee’s monthly salary, and release of the policy to the employee, no additional calculations shall be conducted between the parties regarding the matter of severance pay and no additional payments shall be made by the Company to the employee. Further, the related obligation and amounts deposits on behalf of such obligation are not stated on the balance sheet, as they are legally released from obligation to employees once the deposit amounts have been paid.

        We currently fund most of our ongoing severance obligations through insurance policies. As of December 31, 2008, our net accrued unfunded severance obligations totaled $0.4 million.

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

Security Ownership of Directors and Executive Officers

        The following table sets forth information regarding the beneficial ownership of our ordinary shares as of May 31, 2009 by:

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

        Except as indicated in the footnotes to this table, each shareholder in the table has sole voting and investment power for the shares shown as beneficially owned by them. Percentage ownership is based on 9,259,949 ordinary shares outstanding on May 31, 2009.

Name	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Outstanding

Ofer Adler (1)	2,149,072	23.18%
Yaron Adler (2)	1,410,933	15.16%
Yair M. Zadik (3)	126,800	1.4%
Tamar Gottlieb (4)	126,634	1.4%
Yuval Hamudot (5)	97,500	1.1%
Yacov Kaufman (6)	79,500	*
Dan Blumenfeld (7)	55,500	*
Jeff Holzmann (8)	26,500	*
Keren Elkin (9)	20,916	*
David Jutkowitz (10)	2,500	*
All directors and officers as a group (11 persons) (11)	4,095,855	42.4%

* Represents less than one percent.

(1)	Includes options to purchase 12,500 ordinary shares at an exercise price of $5.21 per share, exercisable within 60 days of this Annual Report.

(2)	Includes options to purchase 50,000 ordinary shares at an exercise price of $3.00 per share, exercisable within 60 days of this Annual Report.

(3)	Includes options to purchase 60,000 ordinary shares at an exercise price of $7.86 per share and 2,500 ordinary shares at an exercise price of $5.21 per share, exercisable within 60 days of this Annual Report.

(4)	Includes options to purchase 60,000 ordinary shares at an exercise price of $7.86 per share, 2,500 ordinary shares at an exercise price of $5.21 per share and 3,334 at an exercise price of $2.30 per share, exercisable within 60 days of this Annual Report.

(5)	Includes options to purchase 7,600 ordinary shares at an exercise price of $1.72 per share, options to purchase 12,500 ordinary shares at an exercise price of $3.00 per share and 10,000 ordinary shares at an exercise price of $3.51 per share, exercisable within 60 days of this Annual Report.

(6)	Represents options to purchase 69,500 ordinary shares at an exercise price of $3.00 per share and 10,000 ordinary shares at an exercise price of $3.51 per share, exercisable within 60 days of this Annual Report.

(7)	Represents options to purchase 28,000 ordinary shares at an exercise price of $1.72 per share, options to purchase 17,500 ordinary shares at an exercise price of $3.00 per share and 10,000 ordinary shares at an exercise price of $3.51 per share, exercisable within 60 days of this Annual Report.

(8)	Includes options to purchase 15,000 ordinary shares at an exercise price of $3.00 per share and 10,000 ordinary shares at an exercise price of $3.51 per share, exercisable within 60 days of this Annual Report.

(9)	Includes options to purchase 3,800 ordinary shares at an exercise price of $1.72 per share, options to purchase 6,250 ordinary shares at an exercise price of $3.00 per share and 10,000 ordinary shares at an exercise price of $3.51 per share, exercisable within 60 days of this Annual Report.

(10)	Represents options to purchase 2,500 ordinary shares at an exercise price of $5.21 per share within 60 days of this Annual Report.

(11)	Includes options to purchase 403,484 ordinary shares, exercisable within 60 days of this Annual Report.

Employee Benefit Plans

        Our current equity incentive plan was adopted in 2003 under Section 102 of the Israeli Income Tax Ordinance, providing certain tax benefits in connection with share-based compensation. Please also see Note 10 of our financial statements included in this annual report for information on the options issued under our plan.

        Under the 2003 Plan, we may grant to our directors, officers, employees, service providers and controlling shareholders options to purchase our ordinary shares. Following an increase in the number of shares available for grant approved by our board of directors and shareholders in December 2007, a total of 2,203,235 ordinary shares are subject to the 2003 Plan. Any expired or cancelled options are available for reissuance under the 2003 Plan. Our employees, officers and directors may only be granted options under Section 102 of the Israeli Income Tax Ordinance (the “Tax Ordinance”), which provides for a beneficial tax treatment, and our non-employees (such as service providers) and controlling shareholders may only be granted options under another section of the Tax Ordinance, which does not provide for similar tax benefits. To be eligible for tax benefits under Section 102, options or ordinary shares must be issued through a trustee, and if held by the trustee for the minimum required period, the employees and directors are entitled to defer any taxable event with respect to the options until the earlier of (i) the transfer of the options or underlying shares from the trustee to the employee or director or (ii) the sale of the options or underlying shares to any other third party. Based on elections made by us, our employees and directors will only be subject to capital gains tax of 25% on the sale of the options or the underlying shares, provided the trustee holds their options or, upon their exercise, the underlying shares for the lesser of (i) 30 months, or (ii) 24 months following the repricing of any options and for options without repricing for 24 months following the end of the calendar year in which the options were granted, and if otherwise granted after January 1, 2006, for only 24 months. We may not deduct expenses pertaining to the options for tax purposes.

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

        Options granted to date under the 2003 Plan in past vested over three years from the grant date so that 40% vest after 12 months and an additional 30% vest after each 12 months thereafter. Alternatively, these options may vest in 4 equal parts annually. Options under the 2003 Plan prior our initial public offering were generally granted at an exercise price of $1.72 per share. Since the Company’s initial public offering all options are granted with an exercise price equal to the closing market price, on the day the grant is approved. However, on February 21, 2008 the board of directors of the Company approved the re-pricing of all the existing options, granted to employees under the 2003 Plan and with an exercise price greater than $3.00, to $3.00, which was confirmed by the Israeli Tax Authorities on July 3, 2008. See Note 10 to the Company’s Consolidated Financial Statements. These changes did not apply to the options held by our directors except for Mr. Yaron Adler, the Company’s President and a member of the board of directors of the Company. See “Item 6.B Compensation” for a description of options granted under the 2003 Plan to our directors.

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

        The following table sets forth information regarding the beneficial ownership of our ordinary shares as of May 31, 2009 by each person or group of affiliated persons that we know beneficially owns more than 5% of our outstanding ordinary shares. Other than with respect to our directors and officers, we have relied on public filings with the SEC. Unless otherwise stated herein, each shareholder’s address is c/o IncrediMail Ltd., 4 HaNechoshet Street, Tel Aviv 69710, Israel.

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

        Except as indicated in the footnotes to this table, each shareholder in the table has sole voting and investment power for the shares shown as beneficially owned by such shareholder. Percentage ownership is based on 9,259,949 ordinary shares outstanding on May 31, 2009. Our major shareholders do not have different voting rights than our other shareholders.

Name	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Outstanding

Ofer Adler	2,149,072	23.18%
Yaron Adler	1,410,933	15.16%
Mahoney Associates Inc.	879,192	9.5%
Alpha Capital Anstalt	722,364	7.8%

        To our knowledge, as of May 31, 2009, we had 11 stockholders of record of which 3* were registered with addresses in the United States. These United States holders were, as of such date, the holders of record of approximately 69%* of our outstanding shares.

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

        On July 17, 2008, and following approval by our audit committee and board of directors, our shareholders approved a grant to Ms. Tamar Gottlieb of options to purchase 10,000 Ordinary Shares of the Company, under the following terms: (a) each option shall be exercisable for one Ordinary Share at an exercise price equal to the closing price of an Ordinary Share on July 17, 2008, as reported by the Nasdaq Global Market; and (b) the options shall vest in four equal portions on each anniversary of the date of approval of the grant, commencing with the first anniversary. Any and all other terms and conditions pertaining to the grant of the options hereunder shall be in accordance with, and subject to, the 2003 Israeli Share Option Plan adopted by the Company in 2003 and the Company’s standard Option Agreement. See “Item 6.E Share Ownership – Employee Benefit Plans – The 2003 Plan” below.

        Also on July 17, 2008, following approval by our audit committee and board of directors, our shareholders approved a re-pricing of options to purchase Ordinary Shares, previously granted to Mr. Yaron Adler, the Company’s President and a member of the board of directors of the Company, such that the exercise price of any previously granted options that exceeded $3.00 per Ordinary Share were reduced to $3.00 per share. The Company undertook to re-price Mr. Adler’s options as part of the terms of service of Mr. Yaron Adler as the Company’s President, which terms were approved at the shareholders meeting of the Company held on April 9, 2008.

        On June 2, 2009, we provided notice to our shareholders of an extraordinary general meeting to approve a proposal to elect an external director of the Company in the place of an external director whose term had expired, and to amend the terms of options granted to the external directors and the directors of the Company. The meeting is scheduled to be held on July 9, 2009 with such terms as provided in the Notice of Meeting filed on Form 6-K with the SEC. See Item 4.A – “Recent Developments” for a description of the terms of these amendments.

C.	INTERESTS OF EXPERTS AND COUNSEL

        Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

        Our audited consolidated financial statements for the year ended December 31, 2008 are included in this annual report pursuant to Item 18.

Legal Proceedings

        On November 3, 2008, a complaint was filed against the Company in the United States District Court for the Southern District of New York in a purported class action regarding our IncrediMail Premium product. In the suit, Mark Lucas, on behalf of himself and the purported classes, seeks injunctive relief, an unspecified amount of damages, plus costs and attorney fees for alleged claims that components of our IncrediMail Premium product were rendered inoperable by a software update or updates. We believe that the allegations against us are without merit and we intend to vigorously defend against the plaintiff’s claims. We further believe that the outcome of these claims should not have a significant impact on the Company’s financial condition.

Policy on Dividend Distribution

        On March 12, 2009 we announced that our board of directors and management determined that the Company’s interest for enhancing shareholder value is best served by changing our dividend policy and instituting a revised dividend policy whereby at least 50% of annual net income of the Company will be paid out as a dividend beginning with the net income for 2009. Declaring and issuing the dividend will be subject to the board’s review of the Company’s financial conditions at the time. See Item 1A – Risk Factors – “Although we have paid dividends in the past, and we expect to pay certain dividends in the future, our ability to pay dividends may be adversely affected by the risk factors described in this report; if we fail to pay dividends the return on investment will be limited to the value of our stock.” On March 25, 2009, we announced that our board of directors had approved a cash dividend of approximately $4.6 million, or $0.50 per share, subject to Israeli court approval and a tax pre-ruling from the Israeli Tax Authority as required by Israeli law.

        All of the ordinary shares of the Company are entitled to an equal share in any dividends declared and paid. We have decided to reinvest the remaining profits, particularly the tax-exempt income derived from our “Approved Enterprise” status and first distribute other income as dividends.

        On January 23, 2008 the Company announced that its Board of Directors had resolved to adopt a share buyback plan, and on March 25, 2009, the Company announced that it had elected to continue with the second phase of this plan that authorizes the purchase of up to an additional $1 million of its ordinary shares, subject to approval from the Israeli Tax Authority which has not yet been received. As of May 31, 2009, the Company repurchased approximately 346,019 ordinary shares in open market transactions.

        The distribution of dividends and the buy-back plan is subject to limitations under Israeli law, including permitting the distribution of dividends (and a purchasing the company’s own shares) only out of profits. See “Item 10.B Memorandum and Articles of Association – Dividend and Liquidation Rights.” In addition, the payment of dividends may be subject to Israeli withholding taxes. See “Item 10.E Taxation – Israeli Taxation –Taxation of our Shareholders–Taxation of Non-Israeli Shareholders on Receipt of Dividends.”

B.	SIGNIFICANT CHANGES

        Since the date of our audited financial statements included elsewhere in this report, there have not been any significant changes other than as set forth in this report under Item 4.A. – “Recent Developments”.

ITEM 9.	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

        Our ordinary shares have been listed on the Nasdaq Capital Market since January 31, 2006 and since June 27, 2007 on the NASDAQ Global Market, under the symbol “MAIL”. Our ordinary shares commenced trading as a dual listed company on the Tel Aviv Stock Exchange on December 4, 2007 under the symbol “EMAIL”.

        The following table shows, for the periods indicated, the high and low closing sale prices of our Ordinary Shares as reported on the Nasdaq Capital Market or the Nasdaq Global Market, as applicable, and the Tel Aviv Stock Exchange:

	Nasdaq Capital Market or Nasdaq Global Market				Tel Aviv Stock Exchange
	High ($)		Low ($)		High (NIS)		Low (NIS)

Five most recent full financial years
2008	5.17		2.00		20.39		8.23
2007	9.99		4.94		25.50	**	19.57	**
2006	8.65	*	4.00	*	-		-

Financial quarters during the
past two recent full financial
years
First Quarter 2009	3.66		2.30		15.88		9.11
Fourth Quarter 2008	3.60		1.86		11.93		8.22
Third Quarter 2008	3.62		3.03		12.68		10.02
Second Quarter 2008	4.30		2.94		14.25		10.20
First Quarter 2008	5.58		2.50		20.39		10.12
Fourth Quarter 2007	9.15		4.94		25.50	**	19.57	**
Third Quarter 2007	9.99		6.72		-		-
Second Quarter 2007	8.50		7.22		-		-

Most recent six months
May 2009	4.96		3.55		21.00		16.03
April 2009	3.99		3.53		16.03		15.35
March 2009	3.66		2.55		15.88		11.00
February 2009	2.99		2.52		11.50		10.00
January 2009	2.70		2.30		10.19		9.11
December 2008	2.69		2.10		9.70		8.66

* Since our IPO on January 31, 2006.
** Since our listing on the Tel Aviv Stock Exchange on December 4, 2007.

        The closing prices of our Ordinary Shares, as reported on the Nasdaq Global Market on June 23, 2009 and on the Tel Aviv Stock Exchange on June 23, 2009, which are the last full trading days before filing of this annual report, were $4.81 and NIS 20.02, (equal to $5.04 based on the Bank of Israel representative exchange rate as of such date), respectively.

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

Nasdaq Marketplace Rules and Home Country Practices

        In accordance with Israeli law and practice and subject to the exemption set forth in Rule 4350(a)(1) of the NASDAQ Marketplace Rules, we follow the provisions of the Israeli Companies Law – 1999, rather than the requirements of Marketplace Rule 4350 with respect to the following requirements:

—	Distribution of annual and quarterly reports to shareholders – Under Israeli law we are not required to distribute annual and quarterly reports directly to shareholders and the generally accepted business practice in Israel is not to distribute such reports to shareholders. We do however make our audited financial statements available to our shareholders at the Company’s offices and to mail such reports to shareholders upon request. IncrediMail also files its annual reports with the SEC. As a foreign private issuer, we are generally exempt from the SEC’s proxy solicitation rules.

—	Quorum – Under Israeli law a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. Our Articles of Association provide that a quorum of two or more shareholders holding at least 33.3% of the voting rights in person or by proxy is required for commencement of business at a general meeting. However, the quorum set forth in our Articles of Association with respect to an adjourned meeting, consists of two or more shareholders in person or by proxy.

—	Independence of Directors – Our board contains two independent directors in accordance with the provisions contained in Sections 239-249 of the Israeli Companies Law – 1999 and Rule 10A-3 of the general rules and regulations promulgated under the Securities Act of 1933, rather than a majority of independent directors. Israeli law does not require, nor do our independent directors conduct, regularly scheduled meetings at which only they are present.

—	Audit Committee – Our audit committee complies with all of the requirements under Israeli law, and is composed of two independent directors, which are all of our independent directors, and one other director. Consistent with Israeli law, the independent auditors are elected at a meeting of shareholders instead of being appointed by the audit committee.

—	Nomination of our Directors – With the exception of our independent directors, our directors are elected for terms of one year or until the following annual meeting, by a general meeting of our shareholders. The nominations for director which are presented to our shareholders are generally made by our directors but may be made by one or more of our shareholders. However, any shareholder or shareholders holding at least 5% of the voting rights in our issued share capital may nominate one or more persons for election as directors at a general meeting only if a written notice of such shareholder’s intent to make such nomination or nominations has been given to our secretary and each such notice sets forth all the details and information as required to be provided under our articles of association.

—	Compensation of Officers – Provided that the executive officer does not serve on our board, Israeli law does not require and we do not require that independent members of our board determine the compensation of an executive officer.

—	Approval of Related Party Transactions – All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transactions, set forth in sections 268 to 275 of the Israeli Companies Law-1999, and the regulations promulgated thereunder, which require audit committee approval and shareholder approval, as well as board approval, for specified transactions, rather than approval by the audit committee or other independent body of our board are required under Nasdaq Marketplace Rules. See also “Item 10.B Memorandum and Articles of Association – Approval of Related Party Transactions” for the definition and procedures for the approval of related party transactions.

—	Shareholder Approval – We seek shareholder approval for all corporate action requiring such approval, in accordance with the requirements of the Israeli Companies Law – 1999, which are different or in addition to the requirements for seeking shareholder approval under Nasdaq Marketplace Rule 4350(i).

C.	MATERIAL CONTRACTS

        Since the third quarter of 2006, search revenues powered by Google’s AdSense program made a significant contribution to the Company’s results. On July 1, 2008, we entered into an agreement with Google regarding our participation in Google’s AdSense program, which allows us to receive a portion of the amount paid to Google by advertisers for the activity performed through the Company’s applications. See Exhibits 4.1 and 4.4.

        Our OEM Agreement with Commtouch Ltd., effective December 7, 2004 and most recently renewed effective July 15, 2008, is described under “Item 4.B Business Overview – Intellectual Property” and a copy of this agreement is included in Exhibit 4.2. The purchase option granted to the lead underwriter of our initial public offering, are described under “Item 7.B Related Party Transactions – Registration Rights.” The employment agreements with our principal officers are described under “Item 6.C Board Practices – Employment Agreements”.

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

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax at the rate of 26% in 2009. The rate was 27% for 2008, and is scheduled to decline to 25% in 2010 and thereafter. However, the effective tax rate payable by a company that derives income from an approved enterprise (as discussed below) may be considerably less. In March 2006, a new program was approved, to begin in 2008. Special Provisions Relating to Taxation under Inflationary Conditions

        The Income Tax Law (Inflationary Adjustments), 1985, or the Inflationary Adjustments Law, represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is highly complex. Until December 31, 2005 we measured our Israeli taxable income in accordance with this law, but from January 1, 2006 we have elected to measure our Israeli taxable income in relation to changes in the U.S. dollar/NIS exchange rate rather than the Israeli inflation index. We were permitted to make such a change pursuant to regulations published by the Israeli Minister of Finance, which provide the conditions for so doing. A company that elects to measure its results for tax purposes based on the U.S. dollar/NIS exchange rate cannot change that election for a period of three years following the election. We believe that we meet the necessary conditions and as such, continue to measure our results for tax purposes based on the U.S. dollar/NIS exchange rate.

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

        On April 1, 2005, a comprehensive amendment to the Investment Law came into effect. The amendment revised the criteria for investments qualified to receive tax benefits. An eligible investments program under the amendment will qualify for benefits as a Privileged Enterprise (rather than the previous terminology of Approved Enterprise). As the amended Investment Law does not retroactively apply for investments programs having an approved enterprise approval certificate issued by the Israeli Investment Center prior to December 31, 2005. The Company intends to have the benefits of the “Privileged Enterprise” in 2008.

        Currently we have two Approved Enterprise Programs under the Investment Law, which entitle us to certain tax benefits, and a ruling for one Privileged Enterprise Program, to begin in 2008. The Approved Enterprise Programs granted to us are defined in the Investment Law as Alternative Benefits Programs, which allow for a two years exemption for undistributed income and reduced company tax rate of between 10% and 25% for the following five to eight years, depending on the extent of foreign (non-Israeli) investment in us during the relevant year. The tax rate will be 20% if the foreign investment level is more than 49% but less than 74%, 15% if the foreign investment level is more than 74% but less than 90%, and 10% if the foreign investment level is 90% or more. The lowest level of foreign investment during a particular year will be used to determine the relevant tax rate for that year. The period in which we receive these tax benefits may not extend beyond 14 years from the year in which approval was granted and 12 years from the year in which operations or production by the enterprise began.

        A company that has elected to participate in the alternative benefits program and that subsequently pays a dividend out of the income derived from the Approved Enterprise during the tax exemption period will be subject to corporate tax in respect of the amount distributed at the rate that would have been applicable had the company not elected the alternative benefits program (generally 10% to 25%, depending on the foreign (non-Israeli) investment in it). In addition, such company is required to withhold tax at source from the dividend amount at the rate of 15%.

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

        However, a company that was granted benefits according to section 51 of the Investment Law (prior the amendment) would not be allowed to choose new tax year as a Year of Election (as describe below) under the new amendment, for a period of 2 years from the company’s previous Year of Commencement under the old investment law.

        This amendment simplifies the approval process for the approved enterprise. According to the amendment, only approved enterprises receiving cash grants require the approval of the Investment Center. The Investment Center will be entitled to approve such programs only until August 1, 2009.

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

        Similar to the previously available alternative route, exemption from corporate tax on undistributed income for a period of two to ten years, depending on the geographic location of the Privileged Enterprise within Israel, and a reduced corporate tax rate of 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in each year. Benefits may be granted for a term of seven to ten years, depending on the level of foreign investment in the company. If the company pays a dividend out of income derived from the Privileged Enterprise during the tax exemption period, such income will be subject to corporate tax at the applicable rate (10%-25%) in respect of the gross amount of the dividend that we may be distributed. The company is required to withhold tax at the source at a rate of 15% from any dividends distributed from income derived from the Benefited Enterprise.

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

Taxation of our Shareholders

        Taxation of Non-Israeli Shareholders on Receipt of Dividends. Non-residents of Israel are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 20%, which tax will be withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. With respect to a substantial shareholder (which is someone who alone, or together with another person, holds, directly or indirectly, at least 10% in one or all of any of the means of control in the corporation), the applicable tax rate will remain at 25%. Under the U.S.-Israel Tax Treaty, the maximum rate of tax withheld in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the U.S.-Israel Tax Treaty) is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by our Approved Enterprise, that are paid to a U.S. corporation holding 10% or more of our outstanding voting capital throughout the tax year in which the dividend is distributed as well as the previous tax year, is 12.5%. Furthermore, dividends paid from income derived from our Approved Enterprise are subject, under certain conditions, to withholding at the rate of 15%. We cannot assure you that we will designate the profits that are being distributed in a way that will reduce shareholders’ tax liability.

        A non-resident of Israel who receives dividends from which tax was withheld is generally exempt from the duty to file returns in Israel in respect of such income, provided such income was not derived from a business conducted in Israel by the taxpayer, and the taxpayer has no other taxable sources of income in Israel.

        Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders. Shareholders that are not Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the sale, exchange or disposition of our ordinary shares, provided that (1) such shareholders did not acquire their shares prior to our initial public offering, (2) the shares are listed for trading on the Tel Aviv Stock Exchange and/or a foreign exchange, (3) the provisions of the Income Tax Law (inflationary adjustments), 1985 do not apply to such gain, and (4) such gains did not derive from a permanent establishment of such shareholders in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemptions if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. In certain instances, where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

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

        The passive foreign investment company rules described above will not apply to a U.S. Holder if the U.S. Holder makes an election to treat us as a qualified electing fund. However, a U.S Holder may make a qualified electing fund election only if we furnish the U.S. Holder with certain tax information. We currently do not provide this information, and we currently do not intend to take actions necessary to permit you to make a qualified electing fund election in the event we are determined to be a passive foreign investment company. As an alternative to making this election, a U.S. Holder of passive foreign investment company stock which is publicly-traded may in certain circumstances avoid certain of the tax consequences generally applicable to holders of a passive foreign investment company by electing to mark the stock to market annually and recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the passive foreign investment company stock and the U.S. Holder’s adjusted tax basis in the passive foreign investment company stock. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. Holder under the election for prior taxable years. This election is available for so long as our ordinary shares constitute “marketable stock,” which includes stock of a passive foreign investment company that is “regularly traded” on a “qualified exchange or other market.” Generally, a “qualified exchange or other market” includes a national market system established pursuant to Section 11A of the Exchange Act. A class of stock that is traded on one or more qualified exchanges or other markets is “regularly traded” on an exchange or market for any calendar year during which that class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. We believe that the Nasdaq Global Market will constitute a qualified exchange or other market for this purpose. However, no assurances can be provided that our ordinary shares will continue to trade on the Nasdaq Global Market or that the shares will be regularly traded for this purpose.

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

F.	DIVIDENDS AND PAYING AGENTS

        Not applicable.

G.	STATEMENT BY EXPERTS

        Not applicable.

H.	DOCUMENTS ON DISPLAY

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

        Exchange Rate Risk. A significant portion of our revenues and expenses are in foreign currencies. As a result numerous balances are denominated or linked to these currencies. In 2007 the related foreign currency fluctuation resulted in $198,000 financial income and in 2008 resulted in financial income of $3,000. Both sums are components of the exchange rate differences set forth in Note 11(a) of our financial statements. As of December 31, 2008, our net liability in foreign currencies amounted to approximately $2.9 million.

        In addition, in territories where our prices are based on local currencies, fluctuations in the dollar exchange rate could affect our gross profit margin. We may compensate for such fluctuations by changing product prices accordingly. We also hold a small part of our financial investments in other currencies, mainly New Israeli Shekels and Euro. The dollar value of those investments may decline. A revaluation of 1% of the foreign currencies (i.e. other than U.S. dollar) could reduce our income before taxes by approximately $0.05 million.

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

	Year Ended December 31,
	2006	2007	2008

Average rate for period	4.457	4.108	3.588
Rate at year-end	4.225	3.846	3.802

        Towards the end of 2006, we engaged a firm to analyze our exposure to the fluctuation in foreign currency exchange rates and are implementing their recommendations since then. However, due to the market conditions, volatility and other factors, its proposals and their implementation occasionally prove to be ineffective or can cause additional finance expenses.

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

ITEM 15T.	CONTROLS AND PROCEDURES

    (a)        Disclosure Controls and Procedures. Our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2008. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2008, our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act and the rules thereunder, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to the our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2008. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control – Integrated Framework.” Our management has concluded, based on its assessment, that our internal control over financial reporting was effective as of December 31, 2008.

Our financial statements have been audited by Kost, Forer, Gabbay & Kasierer (A Member of Ernst & Young Global), an independent registered public accounting firm.

    (c)        Attestation Report of Registered Public Accounting Firm:

                This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management’s report in this annual report.

    (d)        Changes in Internal Control Over Financial Reporting: During the period covered by this report, no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) have occurred that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[Reserved]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

        Our board of directors has determined that Mr. David Jutkowitz, who is an independent director (as defined under Rule 4200(a)(15) of the NASD market rules) and serves on our audit committee, qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F.

ITEM 16B.	CODE OF ETHICS

        Our board of directors has adopted a code of conduct applicable to all of our directors, officers and employees as required by the Nasdaq Marketplace Rules, which also complies with the definition of a “code of ethics” set out in Section 406(c) of the Sarbanes-Oxley Act of 2002. A copy of the code of ethics is included herein as Exhibit 11.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

        We paid the following fees for the professional services rendered by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, which have served as our registered public accounting firm for the last three years in thousands:

	2007	2008

Audit Fees	$152	$128
Audit Related Fees	22	-
Tax Fees	50	83

Total	$224	$211

        Audit Fees include audit services, quarterly reviews. Audit related fees includes consultation regarding financial reporting. Tax fees include: corporate tax returns, international tax, tax implication regarding our status as a PFIC, VAT advice and tax advice related to acquisitions.

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Issuer Purchases of Equity Securities (1)

Period	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Unit)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans	(d) Approximate Dollar Value in thousands) of Shares that May Yet Be Purchased Under the Plans or Programs

May 2009	0	0	0	$0
April 2009	0	0	0	$0
March 2009	2,403	2.69	2,403	$0
February 2009	18,891	2.74	18,891	$4
January 2009	24,161	2.58	24,161	$56
December 2008	76,910	2.37	76,910	$118
November 2008	44,896	2.71	44,896	$301
October 2008	93,788	3.14	93,788	$422
September 2008	26,204	3.42	26,204	$717
August 2008	39,093	3.32	39,093	$806
July 2008	19,673	3.25	19,673	$936
June 2008	0	0	0	$0

(1) On January 23, 2008 we announced that our board had approved the use of $1 million of our available cash to repurchase our ordinary shares. On March 25, 2009 we announced that our board had elected to continue with the second phase of this plan that authorizes the purchase of up to an additional $1 million of our ordinary shares, subject to approval from the Israeli Tax Authority which has not yet been received. Under the repurchase program, share purchases may be made from time to time at the discretion of management in the open market or in privately negotiated transactions depending on market conditions, share price, trading volume and other factors. Such purchases will be made in accordance with the requirements of the SEC. For a portion of the authorized repurchase amount, we may enter into a plan that is compliant with Rule 10b5-1 of the Securities Exchange Act of 1934 that is designed to facilitate such purchases. The repurchase program has no time limit, does not require us to acquire a specific number of shares, and may be suspended from time to time or discontinued.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

        Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

        As a foreign private issuer whose shares are listed on the Nasdaq Global Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the Nasdaq Marketplace Rules.

        As described in Item 10.B “Additional Information – Nasdaq Marketplace Rules and Home Country Practices,” we do not comply with the Nasdaq requirement that an issuer listed on the Nasdaq Global Market have a quorum requirement that in no case be less than 33 1/3% of the outstanding shares of the company’s common voting stock. However, our articles of association, consistent with the Israeli Companies Law, provide that the quorum requirements for an adjourned meeting are the presence of a minimum of two shareholders present in person. Our quorum requirements for an adjourned meeting do not comply with the Nasdaq requirements and we instead follow our home country practice.

        As a foreign private issuer listed on the Nasdaq Global Market, we may also follow home country practice with regard to, among other things, distribution of annual and quarterly reports to shareholders, approval of related party transactions, composition of the board of directors, approval of compensation of executive officers, director nomination process and regularly scheduled meetings at which only independent directors are present. In addition, we may follow our home country practice, instead of the Nasdaq Marketplace Rules, which require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company. Under Nasdaq Marketplace Rules, U.S. domestic issuers are required to solicit proxies, provide proxy statements for all shareholder meetings and provide copies of such proxy materials to Nasdaq; however, as a foreign private issuer, we are generally exempt from the SEC’s rules governing the solicitation of shareholder proxies.

        See Item 6 “Directors, Senior Management and Employees – Board Practices” and Item 10.B “Additional Information – Nasdaq Marketplace Rules and Home Country Practices” for a detailed description of the significant ways in which the registrant’s corporate governance practices differ from those followed by U.S. companies under the listing standards of the Nasdaq Global Market.

PART III

ITEM 17.	FINANCIAL STATEMENTS

        Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

        The following financial statements and related auditors’ report are filed as part of this annual report:

Page

Report of Independent Registered Public Accounting Firm	F-2
Balance Sheets as of December 31, 2007 and 2008	F-3 - F-4
Statements of Income for the Years Ended December 31, 2006, 2007 and 2008	F-5
Statements of Changes in Shareholders' Equity (Deficiency)
for the Years Ended December 31, 2006, 2007 and 2008	F-6
Statements of Cash Flows for the Years Ended December 31, 2006, 2007 and 2008	F-7
Notes to Financial Statements	F-9

ITEM 19.	EXHIBITS:

No.	Description

1.1	Memorandum of Association of Registrant (1)

1.2	Certificate of Change of Name of Registrant (translated from Hebrew) (1)

1.3	Amended and Restated Articles of Association of Registrant, dated February 3, 2006 (2)

4.1	Google AdSenseTM Online Standard Terms and Conditions (4)

4.2	OEM Agreement, effective December 7, 2004, between Commtouch Ltd. and the Registrant (1)

4.3	The Registrant's 2003 Israeli Share Option Plan and the form of Option Agreement (1)

4.4	Google Services Agreement, dated July 1, 2008, by and between the Registrant and Google Ireland Ltd., a company organized under the laws of Ireland.*

8	List of all subsidiaries.

11	Code of Ethics (4)

12.1	Certification required by Rule 13a-14(a) or Rule 15d-14(a) executed by the Chief Executive officer of the Company

12.2	Certification required by Rule 13a-14(a) or Rule 15d-14(a) executed by the Chief Financial officer of the Company

13.1	Certification required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United Stated Code

13.2	Certification required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United Stated Code

14	Consent of Kost Forer Gabbay & Kasierer, an affiliate of Ernst & Young Global, Independent Auditors

(1)	Previously filed with the SEC on October 25, 2005 as an exhibit to our registration statement on Form F-1/A (File No. 333-129246).

(2)	Previously filed with the SEC on January 5, 2006 as an exhibit to our registration statement on Form F-1/A (File No. 333-129246).

(3)	Previously filed with the SEC on January 26, 2006 as an exhibit to our registration statement on Form F-1/A (File No. 333-129246).

(4)	Previously filed with the SEC on May 12, 2008 as an exhibit to our annual report on Form 20-F.

*	Confidential treatment has been requested with respect to certain portions of this exhibit pursuant to 17.C.F.R. §200.80(b)(4) . Omitted portions were filed separately with the SEC.

INCREDIMAIL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2008

IN U.S. DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

INCREDIMAIL LTD.

        We have audited the accompanying consolidated balance sheets of Incredimail Ltd. (“the Company”) and its subsidiaries as of December 31, 2007 and 2008, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2007 and 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	/s/ KOST FORER GABBAY & KASIERER KOST FORER GABBAY & KASIERER
June 24, 2009	A Member of Ernst & Young Global

INCREDIMAIL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2007	2008

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$4,611	$7,835
Short term bank deposit	1,000	-
Marketable securities	17,811	18,790
Trade receivables	1,993	2,194
Deferred taxes, net	368	362
Other receivables and prepaid expenses	2,017	4,941

Total current assets	27,800	34,122

LONG-TERM ASSETS:
Severance pay fund	1,037	955
Deferred taxes, net	92	328
Other long-term assets	740	619
Property and equipment, net	1,808	1,478
Other intangible assets, net	164	149
Goodwill	125	-

Total long-term assets	3,966	3,529

Total assets	$31,766	$37,651

The accompanying notes are an integral part of the consolidated financial statements.

INCREDIMAIL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2007	2008

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$1,546	$1,948
Deferred revenues	3,254	2,605
Accrued expenses and other liabilities	3,244	4,426

Total current liabilities	8,044	8,979

LONG-TERM LIABILITIES:
Deferred revenues	1,559	1,743
Accrued severance pay	1,392	1,385

Total long-term liabilities	2,951	3,128

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 0.01 par value -
Authorized: 15,000,000 shares as of December 31, 2007 and 2008; Issued and outstanding: 9,475,943 and 9,271,159 shares at December 31, 2007 and 2008,
respectively	20	21
Additional paid-in capital	22,029	23,358
Accumulated other comprehensive income	112	12
Treasury shares - 0 and 300,564 Ordinary shares as of December 31, 2007 and
2008, respectively	-	(882)
Retained earnings (accumulated deficit)	(1,390)	3,035

Total shareholders' equity	20,771	25,544

Total liabilities and shareholders' equity	$31,766	$37,651

The accompanying notes are an integral part of the consolidated financial statements.

INCREDIMAIL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2006	2007	2008

Revenues:
Advertising and other services	$3,066	$9,597	$12,748
Products	7,785	9,078	9,158

	10,851	18,675	21,906

Cost of Products	858	1,740	1,795

Gross profit	9,993	16,935	20,111

Operating expenses:
Research and development	3,251	6,125	7,589
Selling and marketing	1,767	4,682	7,343
General and administrative	2,717	3,693	3,806
Goodwill impairment and other charges	-	163	1,153

Total operating expenses	7,735	14,663	19,891

Operating income	2,258	2,272	220
Financial income (expenses), net	984	(3,641)	4,494

Income (loss) before taxes on income	3,242	(1,369)	4,714
Taxes on income	765	1,393	289

Net income (loss)	$2,477	$(2,762)	$4,425

Net earnings (loss) per Ordinary share:

Basic	$0.27	$(0.29)	$0.47

Diluted	$0.27	$(0.29)	$0.46

The accompanying notes are an integral part of the consolidated financial statements.

INCREDIMAIL LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except per share data)

	Share capital	Additional paid-in capital	Deferred stock compensation	Accumulated other comprehensive income	Retained earnings (accumulated deficit)	Treasury shares	Total comprehensive income (loss)	Total shareholders' equity

Balance as of January 1, 2006	$12	$1,154	$(257)	$78	$(1,022)	$-		$(35)
Issuance of share capital upon initial public offering, net	5	16,374	-	-	-	-		16,379
Conversion of preferred shares	3	3,027	-	-	-	-		3,030
Issuance of shares upon the acquisition of Bizchord	*)	100	-	-	-	-		100
Issuance of shares to non-employees	*)	60	-	-	-	-		60
Reclassification of deferred stock compensation to
additional paid-in capital upon adoption of SFAS 123R	-	(257)	257	-	-	-		-
Stock based compensation	-	525	-	-	-	-		525
Exercise of share options	*)	10	-	-	-	-		10
Comprehensive income:
Changes in unrealized holding gains on marketable
securities, net	-	-	-	31	-	-	$31	31
Net income	-	-	-	-	2,477	-	2,477	2,477

Total comprehensive income							$2,508

Balance as of December 31, 2006	20	20,993	-	109	1,455	-		22,577
Tax benefit in respect of offering expenses		143	-	-	-	-		143
Issuance of shares to non-employees	*)	63	-	-	-	-		63
Stock based compensation		706	-	-	-	-		706
Exercise of share options	*)	124	-	-	-	-		124
FIN 48 opening balance adjustment	-	-	-	-	(83)	-		(83)
Comprehensive income:
Changes in unrealized holding gains on marketable
securities, net	-	-	-	3	-		$3	3
Net loss	-	-	-	-	(2,762)	-	(2,762)	(2,762)

Total comprehensive loss							$(2,759)

Balance as of December 31, 2007	20	22,029	-	112	(1,390)	-		20,771
Stock based compensation	-	1,165	-	-	-	-		1,165
Exercise of share options	1	164	-	-	-	-		165
Repurchase of Ordinary shares	-	-	-	-	-	(882)		(882)
Comprehensive income:
Changes in unrealized holding gains on marketable
securities, net	-	-	-	(100)	-	-	(100)	(100)
Net income	-	-	-	-	4,425	-	4,425	4,425

Total comprehensive income							$4,325

Balance as of December 31, 2008	$21	$23,358	$-	$12	$3,035	$(882)		$25,544

*)	Represents an amount less than $1.

The accompanying notes are an integral part of the consolidated financial statements.

INCREDIMAIL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2006	2007	2008

Cash flows from operating activities:
Net income (loss)	$2,477	$(2,762)	$4,425
Adjustments required to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	245	510	1,050
Stock based compensation	585	769	1,165
Impairment of goodwill and other intangible assets	-	316	169
Other-than-temporary impairment on long-term investment and
marketable securities	-	5,147	956
Amortization of premium (accretion of discount) and accrued
interest on marketable securities	7	92	55
Gain from sale of marketable securities, net	(226)	(386)	(4,774)
Deferred taxes, net	(290)	211	(217)
Accrued severance pay, net	185	91	75
Decrease (increase) in trade receivables	243	(165)	(201)
Increase in other receivables and prepaid expenses	(799)	(1,406)	(2,924)
Decrease (increase) in long-term deposits	(258)	(70)	26
Increase in trade payables	350	1,082	402
Increase (decrease) in deferred revenues	1,360	159	(465)
Increase in accrued expenses and other liabilities	1,309	226	1,182
Other	-	7	-

Net cash provided by operating activities	5,188	3,821	924

Cash flows from investing activities:
Purchase of property and equipment	(831)	(1,355)	(640)
Proceeds from sale of property and equipment	-	15	-
Proceeds from short-term bank deposits	-	-	1,000
Investment in short-term bank deposits	-	(1,000)	-
Restricted cash	(62)	(66)	(5)
Capitalization of software development costs, content costs and
domain	(76)	(84)	(109)
Payment for the acquisition of Bizchord (a)	(456)	-	-
Proceeds from sales of marketable securities	5,833	54,369	25,209
Investment in marketable securities	(20,462)	(59,749)	(22,438)

Net cash used in investing activities	(16,054)	(7,870)	3,017

Cash flows from financing activities:
Proceeds from issuance of shares upon initial public offering,
net	16,798	-	-
Tax benefit in respect of issuance expenses	-	111	-
Exercise of share options	10	124	165
Reimbursement of issuance costs	-	59	-
Short-term bank credit, net	(4)	-	-
Repurchase of Ordinary shares	-	-	(882)

Net cash provided by (used in) financing activities	16,804	294	(717)

Increase (decrease) in cash and cash equivalents	5,938	(3,755)	3,224
Cash and cash equivalents at beginning of year	2,428	8,366	4,611

Cash and cash equivalents at end of year	$8,366	$4,611	$7,835

The accompanying notes are an integral part of the consolidated financial statements.

INCREDIMAIL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2006	2007	2008

Supplemental information and disclosures of non-cash investing and financing activities:

Decrease in deferred issuance costs	$478	$-	$-

Conversion of Preferred shares into Ordinary shares	$3,030	$-	$-

Cash paid during the year for:

Income taxes	$275	$2,019	$2,832

(a) Payment for the acquisition of Bizchord:

Estimated fair value of assets acquired at the acquisition date:
Other intangible assets	$268
Goodwill	288

	556
Less - issuance of Ordinary shares	(100)

	456

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

As for major customer data, see Note 12.

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

Under the terms of the acquisition agreement, additional contingent payment of up to $250,000 in cash and in shares of Incredimail, equally, was to be paid to the selling shareholders of Bizchord based on services rendered to the Company by the selling shareholders over two years. In 2007, one of the selling shareholders ceased rendering services to the Company and accordingly, $125,000 out of the total amount has been forfeited. The remaining $125,000 was recognized as an operating expense over the service period in accordance with Emerging Issue Task Force (“EITF”) 95-8 “Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination”.

The acquisition was accounted for by the purchase method of accounting in accordance with SFAS No. 141 and accordingly, the purchase price has been allocated according to the estimated fair value of the assets acquired. The results of Bizchord operations have been included in the consolidated financial statements since December 18, 2006.

The following table summarizes the estimated fair values of the assets acquired at the acquisition date:

U.S. dollars in thousands

Core technology	$268
Goodwill	288

Net assets acquired	$556

In 2007 and 2008, the Company recorded an impairment loss with respect to core technology and goodwill acquired on the acquisition of Bizchord, see Notes 2(i) and 2(j).

INCREDIMAIL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:	–	GENERAL (Cont.)

In December 2008, the Company decided to discontinue BizChord’s independent activities and restrict its activity to processing the Company’s own transactions. In light of this the Company recorded an impairment loss for the remaining value of its goodwill and core technology.

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

Restricted cash is invested in bank deposits, which are pledged in favor of the bank which provides to the Company guarantees with respect to office lease agreements and business credit.

INCREDIMAIL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f.	Marketable securities and long-term investment:

The Company accounts for investments in debt securities in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”. Management determines the appropriate classification of its investments in debt and equity securities at the time of purchase and reevaluates such determinations at each balance sheet date.

At December 31, 2007 and 2008, all marketable securities are designated as available-for-sale. Marketable securities classified as “available-for-sale” are carried at fair value. Unrealized gains and losses, net of tax, are reported in a separate component of shareholders’ equity in accumulated other comprehensive income. Gains and losses are recognized when realized, on a specific identification basis, in the Company’s consolidated statements of operations.

In accordance with the Company’s policy and FASB Staff Position (“FSP”) Nos. SFAS 115-1 (FSP 115-1) and SFAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”, the Company recognizes an impairment charge when a decline in the fair value of its investments below the cost basis is judged to be other-than-temporary. The Company considers various factors in determining whether to recognize an impairment charge, including the Company’s intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value, the length of time and extent to which the fair value has been less than the cost basis, the credit ratings of the securities and the financial condition and near-term prospects of the issuers. As for other-than temporary impairment recognized in these financial statements, see note 3a.

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

Amortization is calculated using the straight-line method over the estimated useful lives at the following annual rates:

Weighted average %

Capitalized software development costs (see 2l)	33
Capitalized content costs (see 2o)	33
Core technology	25
Domain	33

INCREDIMAIL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Impairment of long-lived assets:

The Company’s long-lived assets, tangible and intangible, other than goodwill, are reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. In 2006, no impairment loss has been identified. In 2007 and 2008, the Company recorded an impairment loss to cost of revenues in the amounts of $153,000 and $44,000, respectively, in respect of core technology acquired in the acquisition of Bizchord.

j.	Goodwill:

Goodwill represents the excess of the cost over the fair value of the net assets of businesses acquired. Under SFAS No. 142, goodwill is not amortized, but instead is tested for impairment at least annually (or more frequently if impairment indicators arise).

Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets”(“SFAS No. 142”), prescribes a two-phase process for impairment testing of goodwill. The first phase screens for impairment, while the second phase (if necessary) measures impairment. In the first phase of impairment testing, goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. The Company operates in two operating segments, Incredimail and BizChord, and these segments comprise its reporting units. Goodwill is allocated to the reporting unit of BizChord. If the carrying value of the reporting unit exceeds its fair value, the second phase is then performed. The second phase of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. Fair value is determined using discounted cash flows. Significant estimates used in the fair value methodologies include estimates of future cash flows, future growth rates and the weighted average cost of capital of the reporting unit. In 2007 and 2008, the Company recorded an impairment loss in the amounts of $163,000 and $125,000 in respect of Bizchord reporting unit, respectively.

k.	Revenue recognition:

The company derives revenues from: (i) advertising and other services and (ii) from product sales. Revenues from advertising and other services include search related advertising, other advertising and collaboration arrangements. Revenues from products include licensing the right to use its email software, content database and email anti spam.

The Company generates revenues from search related advertising, receiving a share of the advertising revenues from companies providing search capabilities. In addition, the Company offers advertisers the ability to place text-based ads on its website and banners in its email clients. Advertisers are charged monthly based on the number of times a user clicks on the ads. The Company recognizes revenues from direct and third party advertisement at that time.

In accordance with EITF No. 01-9, “Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Product,” the Company accounts for cash consideration given to customers, for which it does not receive a separately identifiable benefit or cannot reasonably estimate fair value, as a reduction of revenue rather than as an expense.

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

Revenues from email anti-spam license fees are recognized ratably over the term of the license.

With regard to arrangements involving multiple elements, the Company revenues should be allocated to the different elements in the arrangement under the “relative fair value method” when Vendor Specific Objective Evidence (“VSOE”) of fair value exists for all elements in accordance with SOP No. 97-2. Under the relative fair value method, the Company allocates revenue proportionally based on the fair value of its delivered and undelivered elements. Any discount in the arrangement is allocated pro rata to the different elements in the arrangements.

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

Capitalized software development costs are amortized commencing with general product release, by the greater of the amount computed using the: (i) ratio that current gross revenues from sales of the software to the total of current and anticipated future gross revenues from sales of that software, or (ii) the straight-line method over the estimated useful life of the product. The Company assesses the recoverability of this intangible assets on an annually basis by determining whether the amortization of the asset over its remaining life can be recovered through undiscounted future operating cash flows from the specific software product sold. Based on its analyses, management believes that no impairment of capitalized software development cost exist as of December 31, 2008.

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

As a result of the implementation of FIN No. 48, the Company recognized a $83 increase in liability for unrecognized tax benefits, which was accounted for as an decrease to the January 1, 2007 balance of retained earnings.

n.	Advertising costs:

Advertising costs are expensed as incurred. Advertising costs for the years ended December 31, 2006, 2007 and 2008 amounted to $218,000, $1,411,000 and $3,466,000, respectively.

o.	Content costs:

The Company assembles content for the use of its customers through purchases of a variety of creative and diverse graphics, sound and multimedia from third party manufacturers and through internal creation of such content. In 2006, the Company expensed content costs as incurred. Effective January 1, 2007, the Company changed its accounting policy for recognizing costs of database contents acquired from third parties. Under the new policy, these costs are capitalized and amortized over their estimated useful life of three years. The Company determined that this change in accounting principle is preferable in the circumstances from the following reasons: (1) content database is acquired and added to the Company’s library, (2) being developed and subsequently billed by independent third parties, the market value of this content is easily determined. This content is being used by the Company’s customers over several years and does not get depleted. The customers cease using the content after several years when it becomes no longer attractive or innovative. Prior periods have not been restated due to immateriality.

Content costs for the year 2006 amounted to $198,000. Content costs in 2007 and 2008 amounted to $568,000 and $779,000, respectively, of which $84,000 and $74,000 was capitalized and the remaining expensed as incurred. Amortization of capitalized content costs in 2007 and 2008 amounted to $17,000 and $33,000, respectively.

INCREDIMAIL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short term bank deposits, marketable securities and trade receivables.

The majority of the Company’s cash and cash equivalents and short term bank deposits are invested mainly in dollar instruments with major banks in Israel and the U.S.. Deposits in the U.S. may be in excess of insured limits and are not insured in other jurisdictions. Generally, these deposits may be redeemed upon demand and, therefore, bear minimal risk.

The Company’s marketable securities consist of investment-grade corporate debentures and government debentures. The Company’s investment policy, approved by the Investment Committee, limits the amount the Company may invest in any one type of investment or issuer, thereby reducing credit risk concentrations.

The Company is subject to a low amount of credit risk with respect to sales of the Company’s software products and content database, as these sales are primarily obtained through credit card sales. The Company’s major customer is financially sound, and the Company believes low credit risk is associated with this customer. To date, the Company has not experienced any material bad debt losses.

q.	Severance pay:

The Company’s liability for severance pay is calculated pursuant to Israeli Severance Pay Law based on its employees’ most recent monthly salaries, multiplied by the number of years of their employment, or a portion thereof, as of the balance sheet date. This liability is fully provided for by monthly deposits in insurance policies and by an accrual.

The deposited funds include profits (losses) accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli Severance Pay Law or labor agreements.

The Company’s agreements with employees in Israel, joining the Company since February 2, 2008, are in accordance with section 14 of the Severance Pay Law -1963, whereas, the Company’s contributions for severance pay shall be instead of its severance liability. Upon contribution of the full amount of the employee’s monthly salary, and release of the policy to the employee, no additional calculations shall be conducted between the parties regarding the matter of severance pay and no additional payments shall be made by the Company to the employee. Further, the related obligation and amounts deposits on behalf of such obligation are not stated on the balance sheet, as they are legally released from obligation to employees once the deposit amounts have been paid.

Severance expenses for the years ended December 31, 2006, 2007 and 2008 amounted to $405,000, $499,000 and $715,000, respectively.

r.	Net earnings (loss) per Ordinary share:

In 2006, the Company applied the two-class method as required by Emerging Issues Task Force (“EITF”) No. 03-6, “Participating Securities and the Two-Class Method under FASB Statement No. 128, “Earnings per Share” (SFAS 128). EITF No. 03-6 requires the income per share for each class of shares (Ordinary shares and Preferred shares) to be calculated assuming 100% of the Company’s earnings are distributed as dividends to each class of shares based on their contractual rights. In 2007 and 2008, the Company had only one class of shares.

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

The total weighted average number of Ordinary shares related to the outstanding options excluded from the calculations of diluted net earnings per Ordinary share because these securities are anti-dilutive was 539,609 and 1,205,834 for the years ended December 31, 2006 and 2008. Because of the loss in 2007, all options were excluded from the calculation of diluted net loss per share.

s.	Accounting for stock-based compensation:

The Company accounts for stock-based compensation under SFAS No. 123(R), “Share-Based Payment” (“SFAS 123(R)”) which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees and directors.

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

The Company estimates the fair value of stock options granted using the Binomial method option-pricing model. The option-pricing model requires a number of assumptions, of which the most significant are expected stock price volatility and the expected option term. Expected volatility was calculated based upon an average between historical volatilities of the Company, similar entities and industry sector index similar to the Company’s characteristics, since it does not have sufficient company specific data.

The expected option term was calculated based on the Company’s assumptions of early exercise multiples which were calculated based on comparable companies and termination exit rate which was calculated based on actual historical data. The expected option term represents the period that the Company’s stock options are expected to be outstanding. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term. The fair value of the Company’s stock options granted to employees and directors was estimated using the following weighted average assumptions:

	Year ended December 31,
	2006	2007	2008

Risk free interest rate	4.8%	4.1%	2.87%
Dividend yield	0%	0%	0%
Expected volatility	41%-71.9%	46.9%-59.8%	43.72%-74.43%
Weighted average volatility	56.3%	53.4%	59.07%
Expected term (years)	3.95	4.175	4.051

t.	Derivatives instruments:

The Company uses derivatives instruments to protect against foreign currency fluctuations. These instruments were not designated as cash flow hedge as defined by SFAS No. 133 and therefore the Company recognized the changes in fair value of these instruments to the statements of operations as financial income or expense, as incurred.

INCREDIMAIL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

u.	Fair value of financial instruments:

The carrying amounts of financial instruments carried at cost, including cash and cash equivalents, short term bank deposits, trade receivables and trade payables approximate their fair value due to the short-term maturities of such instruments.

The Company adopted the provisions of SFAS No. 157, “Fair Value Measurements”(“SFAS No. 157”) and FSP No. SFAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active”, except as it applies to the nonfinancial assets and nonfinancial liabilities subject to FSP 157-2 effective January 1, 2008. Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. SFAS No. 157 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the observability of inputs as follows:

—	Level 1 – Valuations based on quoted prices in active markets for identical assets that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

—	Level 2 – Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

—	Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from investment to investment and is affected by a wide variety of factors, including, for example, the type of investment, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment, and categorizes as Level 3.

The Company’s marketable securities trade in markets that are not considered to be active, but are valued based on quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency, therefore are categorized as Level 2.

The following table presents assets measured at fair value on a recurring basis at December 31, 2008:

	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Cash equivalent:
Treasury notes	$-	$2,100	$-	$2,100

Marketable securities:
Corporate debentures	-	8,419	-	8,419
Government debentures	-	10,371	-	10,371

Total Financials Assets	$-	$20,890	$-	$20,890

INCREDIMAIL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following table presents the changes in Level 3 instruments measured on a recurring basis for the year ended December 31, 2008. The Company’s Level 3 instrument consists of an Auction Rate Security (see note 3(b)).

ARS issued by Credit Suisse

Balance, beginning of period	$100
Sale of ARS, net	(100)

Balance, end of period	$-

v.	Treasury shares:

The Company repurchases its Ordinary shares from time to time on the open market and holds such shares as treasury shares. The Company presents the cost to repurchase treasury shares as a reduction of shareholders’ equity.

w.	Recently issued accounting pronouncements:

In February 2008, the FASB issued FASB Staff Position (“FSP”) FAS No. 157-2, “Effective Date of FASB Statement No. 157” (“FSP 157-2”), to delay the effective date of FASB Statement 157 for one year for certain nonfinancial assets and nonfinancial liabilities, excluding those that are recognized or disclosed in financial statements at fair value on a recurring basis (that is, at least annually). For purposes of applying the FSP 157-2, nonfinancial assets and nonfinancial liabilities include all assets and liabilities other than those meeting the definition of a financial asset or a financial liability in FASB Statement 159. FSP 157-2 defers the effective date of Statement 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of this FSP 157-2. The adoption of FAS 157 to nonfinancial assets and nonfinancial liabilities under the scope of FSP 157-2 did not have a material impact on the Company's financial position, results of operations or cash flows.

In March 2008, the FASB issued Statement 161 “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS 161”) an amendment to FASB No. 133. This statement changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why and entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Early application is encouraged. The adoption of SFAS 161 did not have a material impact on the Company's financial position, results of operations or cash flows.

In April 2008, the FASB issued FSP 142-3, “Determination of the Useful Life of Intangible Assets” (FSP 142-3). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets”. FSP 142-3 is effective for fiscal years beginning after December 15, 2008. The adoption of FSP 142-3 did not have a material impact on the Company’s financial position, results of operations or cash flows.

In April 2009, the FASB issued FSP, No. FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments, or the FSP. The FSP is intended to provide greater clarity to investors about the credit and noncredit component of an other-than-temporary impairment event and to more effectively communicate when an other-than-temporary impairment event has occurred. The FSP applies to fixed maturity securities only and requires separate display of losses related to credit deterioration and losses related to other market factors. When an entity does not intend to sell the security and it is more likely than not that an entity will not have to sell the security before recovery of its cost basis, it must recognize the credit component of an other-than-temporary impairment in earnings and the remaining portion in other comprehensive income. upon adoption of the FSP, an entity will be required to record a cumulative-effect adjustment as of the beginning of the period of adoption to reclassify the noncredit component of a previously recognized other-than-temporary impairment from retained earnings to accumulated other comprehensive income. The FSP will be effective for us for the quarter ending June 30, 2009. The Company is currently evaluating the impact of adopting the FSP.

In April 2009, the FASB issued FSP No. FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly, or FSP 157-4. FSP 157-4 provides additional authoritative guidance to assist both issuers and users of financial statements in determining whether a market is active or inactive, and whether a transaction is distressed. The FSP will be effective for us for the quarter ending June 30, 2009. The Company does not expect the adoption of FSP 157-4 to have a material impact on our consolidated financial position and results of operations.

INCREDIMAIL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:	-	MARKETABLE SECURITIES AND LONG-TERM INVESMENT

a.	Marketable securities:

The Company’s marketable securities are classified as available-for-sale securities and are carried at fair value. The following table summarizes amortized costs, gross unrealized holding gains and losses and market value of marketable securities as of December 31, 2007 and 2008:

	Amortized cost		Gross unrealized gains		Gross unrealized losses		Market value
	December 31,		December 31,		December 31,		December 31,
	2007	2008	2007	2008	2007	2008	2007	2008
	U.S. dollars in thousands

Corporate debentures	$17,631	$8,370	$135	$131	$5	$82	$17,761	$8,419
Government debentures	50	10,404	-	8	-	41	50	10,371

	$17,681	$18,774	$135	$139	$5	$123	$17,811	$18,790

The Company reviews various factors in determining whether it should recognize an impairment charge for its marketable securities, including its intent and ability to hold the investment for a period of time sufficient for any anticipated recovery in market value, the length of time and extent to which the fair value has been less than its cost basis, the credit ratings of the securities, the nature of underlying collateral, as applicable and the financial condition and near-term prospects of the issuer. Based on the Company’s consideration of these factors, the amortized cost of marketable securities as of December 31, 2007 and 2008 was reduced by $247,000 and $956,000, respectively, to reflect other-than-temporary impairment that was recorded in 2007 and 2008 with respect to these securities.

As of December 31, 2008, all marketable securities with unrealized losses, are in a loss position for less than 12 months.

The following table summarizes the carrying amount of available-for-sale debt marketable securities at December 31, 2008, segregated based on their scheduled maturities:

U.S. dollars in thousands

Due within one year	$10,206
Due after one year through five years	8,058
Due after ten years	526

$18,790

b.	Long-term investment:

At December 31, 2007, the Company had $5,000,000 of principal invested in Auction Rate Security (“ARS”). The ARS held by the Company is a private placement security with long-term nominal maturities for which the interest rates are reset through an auction each month. The monthly auctions historically have provided a liquid market for these securities. Some of the underlying collateral for the ARS held by the Company consists of sub-prime mortgages.

With the liquidity issues experienced in global credit and capital markets, the ARS held by the Company at December 31, 2007 had experienced multiple failed auctions as the amount of securities submitted for sale has exceeded the amount of purchase orders. Based on valuation models and an analysis of other-than-temporary impairment factors, the Company has recorded a pre-tax impairment charge of $4,900,000 in the fourth quarter of 2007 in the financial expenses. The estimated market value of the Company’s ARS holdings at December 31, 2007 was $100,000, which is presented in other long-term assets as of that date.

On October 23, 2008 as a result of a general settlement arrangement with the issuer of the ARS, the Company sold the ARS for its par value and recorded financial income in the amount of approximately $4.8 million (net off legal expenses in the amount of $0.1 million).

INCREDIMAIL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:	-	PROPERTY AND EQUIPMENT, NET

	December 31,
	2007	2008
	U.S. dollars in thousands

Cost:
Computers and peripheral equipment	$2,125	$2,544
Office furniture and equipment	278	365
Leasehold improvements	631	516
Automobiles	41	38

	3,075	3,463
Accumulated depreciation	1,267	1,985

Depreciated cost	$1,808	$1,478

Depreciation expenses totaled $242,000, $402,000 and $970,000 for the years ended December 31, 2006, 2007 and 2008, respectively.

NOTE 5:	-	OTHER INTANGIBLE ASSETS, NET

Other intangible assets:	December 31,
	2007	2008
	U.S. dollars in thousands

Original amounts:
Capitalized software development costs	$76	$76
Capitalized content costs	84	158
Core technology	115	71
Domain	-	35

	275	340
Accumulated amortization	111	191

Other intangible assets, net	$164	$149

b.	Amortization expense amounted to $3,000, $108,000 and $80,000 for the years ended December 31, 2006, 2007 and 2008, respectively.

c.	Estimated amortization expense for the years ended December 31:

U.S. dollars in thousands

2009	$81
2010	51
2011	17

$149

d.	For impairment losses, see Note 2(i).

INCREDIMAIL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:	-	GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2007 and 2008 were as follows:

	December 31,
	2007	2008
	U.S. dollars in thousands

Goodwill, beginning of the year	$288	$125
Goodwill impairment	(163)	(125)

Goodwill, end of year	$125	$-

NOTE 7:	-	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2007	2008
	U.S. dollars in thousands

Employees and payroll accruals	$1,443	$1,467
Government authorities	1,296	2,023
Accrued expenses	505	936

	$3,244	$4,426

NOTE 8:	-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Commitments:

The Company rents its facilities under an operating lease agreement with an initial term expiring in 2011, with an option for additional two years.

Future minimum lease commitments under non-cancelable operating leases for the years ended December 31, are as follows:

U.S. dollars in thousands

2009	$456
2010	624
2011	624

$1,704

Total rent expenses for the years ended December 31, 2006, 2007 and 2008 amounted to $118,000, $337,000 and $678,000 respectively.

The Company leases its motor vehicles under cancelable operating lease agreements. The minimum payment under these operating leases, upon cancellation of these lease agreements amounted to $34,000 as of December 31, 2008. Total lease expenses for the years ended December 31, 2006, 2007 and 2008 amounted to, $206,000, $373,000 and $556,000, respectively.

b.	Legal Proceedings

On November 3, 2008, a complaint was filed against the Company in the United States District Court for the Southern District of New York in a purported class action regarding one of the Company’s products. The plaintiff, on behalf of himself and the purported classes, seeks injunctive relief, an unspecified amount for damages, plus costs and attorney fees for alleged claims that components of the Company’s product were rendered inoperable by a software update or updates. The Company believes that the allegations have no merit and therefore no provision was recorded as of December 31, 2008.

INCREDIMAIL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:	-	INCOME TAXES

a.	Tax benefits under the Israel Law for the Encouragement of Capital Investments, 1959 (the “Law”):

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

The period of tax benefits detailed above is subject to limits of the earlier of 12 years from the commencement of production or 14 years from receiving the approval. The entitlement to the above benefits is subject to fulfilling the conditions stipulated by the Law, regulations published thereunder and instruments of approval for the specific investments in “Approved Enterprises”. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2008, management believes that the Company meets all conditions of the approvals.

On April 1, 2005, an amendment to the Law came into effect (“the Amendment”) and has significantly changed the provisions of the Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as a “Privileged Enterprise” (rather than the previous terminology of Approved Enterprise), such as a provision requiring that at least 25% of the “Privileged Enterprise” income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Law so that companies are no longer required for Investment Center approval in order to qualify for tax benefits. The period of tax benefits for a new “Privileged Enterprise”commences in the “Year of Commencement”. This year is the later of: (1) the year in which taxable income is first generated by the Company, or (2) a year selected by the Company for commencement, on the condition that the Company meets certain provisions provided by the Law (“Year of Election”).

In addition, the Law provides that terms and benefits included in any letter of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore, the two existing Approved Enterprises will not be subject to the provisions of the Amendment.

The Company has one “Privileged Enterprise” plan. The period of benefits under the Privileged Enterprise first program has commenced in 2008.

As a result of the amendment, tax-exempt income generated under the provisions of the amended law, will subject the Company to taxes upon dividend distribution or complete liquidation.

As of December 31, 2008, approximately $7,954,000 is tax-exempt attributable to its various Approved Enterprise and Privileged Enterprise programs. If such tax exempt income is distributed (other than in respect of the first two programs upon the complete liquidation of the Company), it would be taxed at the reduced corporate tax rate applicable to such profits (currently 25%) and an income tax liability of up to approximately $1,989,000 would be incurred as of December 31, 2008. The Company does not intend to distribute dividend out off tax exempt income incurred up to December 31, 2008, accordingly no deferred tax liability have been provided on income attributable to the Company’s Approved Enterprise and Privileged Enterprise programs. In March 2009, the Company board of directors approved a cash dividend in the amount of $4.6 million (see note 14). The amount of tax exempt income will not change as a result of this dividend, since the distribution is from sources other than tax exempt income.

INCREDIMAIL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:	-	INCOME TAXES (Cont.)

Income of the Company from sources other than the Approved Enterprise and Privileged Enterprise during the period of benefits is taxable at the regular corporate tax rate.

b.	Corporate tax rates in Israel:

Taxable income of Israeli companies is subject to tax at the rate of 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter.

c.	Deferred tax assets, net:

Deferred taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. Components of the Company’s deferred tax assets are as follows:

	December 31,
	2007	2008
	U.S. dollars in thousands

Employee benefits	$138	$304
Research and development expenses	181	157
Issuance costs	123	-
Other-than-temporary impairment on marketable
securities and ARS	1,287	301
Impairment of intangible assets and goodwill	36	83
Other	-	150

Deferred tax assets, before valuation allowance	1,765	995
Valuation allowance *)	(1,287)	(301)

Deferred tax assets	478	694
Deferred tax liability	(18)	(4)

	$460	$690

*)	The Company recorded a valuation allowance with respect to deferred tax assets related to other-than-temporary impairment on marketable securities and ARS, due to current uncertainty of whether the Company will produce sufficient gains from marketable securities in the future, which are considered a source of income required to offset losses from marketable securities under the Israeli Tax Law.

All deferred tax assets and liabilities are domestic.

INCREDIMAIL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:	-	INCOME TAXES (Cont.)

d.	A reconciliation of the Company’s effective tax rate to the statutory tax rate in Israel is as follows:

	Year ended December 31,
	2006	2007	2008
	U.S. dollars in thousands

Income (loss) before taxes on income	$3,242	$(1,369)	$4,714

Statutory tax rate in Israel	31%	29%	27%

Theoretical income tax expense	$1,005	$(397)	$1,273
Increase (decrease) in tax expenses resulting
from:
"Approved Enterprise" benefits	(409)	(77)	(536)
Non-deductible expenses	234	358	374
Previous years taxes	(68)	-	(234)
Other-than-temporary impairment on
marketable securities and ARS	-	1,493	258
Gain on sale of ARS, previously impaired	-	-	(1,323)
Other	3	16	477

Taxes on income	$765	$1,393	$289

Net earnings (loss) per Ordinary share - benefit
resulting from "Approved Enterprise" status:
Basic	$0.05	$(0.01)	$(0.06)

Diluted	$0.04	$(0.01)	$(0.06)

e.	Income taxes are comprised as follows:

Deferred tax benefit (expense)	$(70)	$106	$(216)
Current taxes	903	1,191	739
Previous years taxes	(68)	88	(234)

	$765	$1,393	$289

f.	Uncertain tax position:

A reconciliation of the beginning and ending balances of the total amounts of unrecognized tax benefits is as follows:

U.S. dollars in thousands

Balance at January 1, 2008	$842
Increases in tax positions for current year*)	801
Reductions for prior year tax positions due to settlement	(286)

Balance at December 31, 2008	$1,357

*)	Includes additions generated from changes in the Dollar/NIS exchange rate, adjustment to the CPI and accrued interest in the total amount of $77,000.

INCREDIMAIL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:	-	INCOME TAXES (Cont.)

As of December 31, 2008, the Company is subject to Israeli income tax examinations for the tax years 2006 through 2008 and to U.S. Federal income tax examinations for the tax years of 2006 through 2008.

g.	Income (loss) before taxes on income is comprised as follows:

	Year ended December 31,
	2006	2007	2008

Domestic	$3,222	$(1,415)	$4,676
Foreign - U.S.A	20	46	38

	$3,242	$(1,369)	$4,714

NOTE 10:	-	SHAREHOLDERS’ EQUITY

a.	Ordinary share rights:

The Ordinary shares entitle their holders to voting rights, the right to receive cash dividend and the right to a share in excess assets upon liquidation of the Company.

b.	Shares granted to non-employees:

In August 2006, the Company granted 7,500 restricted Ordinary shares to non-employee in respect of services granted to the Company. The shares vested on December 1, 2006.

In February 2007, the Company granted 7,500 restricted Ordinary shares to non-employee in respect of services granted to the Company. The shares vested on June 1, 2007.

The Company accounted for the grant in accordance with SFAS No. 123 and Emerging Issues Task Force (“EITF”) No. 96-18, “Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”. Stock based compensation amounted to $60,000, $63,000 and $0 in the years ended December 31, 2006, 2007 and 2008, respectively.

c.	Treasury shares:

In July 2008, the Company’s Board of Directors authorized the repurchase of up to $3,750,000 in the open market, subject to normal trading restrictions. During 2008, the Company repurchased 300,564 of its Ordinary shares for a total consideration of $882,000 which were recorded as treasury shares, at cost as part of shareholders’ equity.

d.	Share option plans:

In 2003, the Company adopted a share option plan (“the 2003 Option Plan”). Under the 2003 Option Plan, employees, officers and non-employees may be granted options to acquire Ordinary shares. Pursuant to the 2003 Option Plan, the Company has reserved for issuance a total of 2,368,000 Ordinary shares. As of December 31, 2008, 911,195 options were still available for future grant under the 2003 Option Plan.

Options granted under the 2003 Plan vested over three to four years from the grant date. The options expire no later than five years from the date of grant.

The Company recognizes compensation costs using the straight line attribution method, but not less than the grant date fair value of the options vested at the balance-sheet date.

INCREDIMAIL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10:	-	SHAREHOLDERS’ EQUITY (Cont.)

A summary of the activity in the share options granted to employees and directors as of December 31, 2008 and related information is as follows:

	Number of options	Weighted average exercise price		Weighted average remaining contractual term	Aggregate intrinsic value
				(Years)	U.S. dollars in thousands

Outstanding at January 1, 2008	1,109,320	$4.93	*)	3.58	$2,128
Granted	412,500	$3.35
Exercised	(95,780)	$1.72
Expired	(122,000)	$4.92
Forfeited	(12,000)	$4.50

Outstanding at December 31, 2008	1,292,040	$4.08		3.28	$62

Exercisable at December 31, 2008	529,340	$4.41		2.40	$61

*) After adjustment with respect to re-pricing, for further information see below.

The weighted-average grant-date fair value of options granted during the years 2006, 2007 and 2008 was $2.57, $2.46 and $1.32, respectively.

As of December 31, 2008, the total compensation cost related to options granted to employees, not yet recognized amounted to $1,157,000. The cost is expected to be recognized over a weighted average period of 2.43 years.

Aggregate intrinsic value of options exercised in 2006, 2007 and 2008 amounted to $39,000, $444,673 and $76,000, respectively.

In February 2008, the Company’s Board of Directors resolved to re-price 516,100 options which were previously granted to the Company’s employees to the fair market value as of that date. The Company accounted for the re-pricing as a modification in accordance with SFAS 123R and recorded an additional compensation expense, in the amount of $309,000 which will be recognized over the remaining vesting period or immediately for vested options.

NOTE 11:	-	SUPPLEMENTARY DATA ON SELECTED CONSOLIDATED STATEMENTS OF OPERATIONS

a.	Goodwill impairment and other charges:

In 2008, the Company terminated certain activities and decided to restrict the business of its Bizchord subsidiary to exclusively processing the Company’s transactions and to cease investing in the subsidiary’s pursuit of other business. As a result of these actions, the Company reduced its work force and terminated certain contracts.

	Year ended December 31,
	2006	2007	2008
	U.S. dollars in thousands

Goodwill impairment	$-	$163	$125
Severance and other employee related termination
benefit	-	-	528
Contract termination costs	-	-	500

	$-	$163	$1,153

INCREDIMAIL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11:	-	SUPPLEMENTARY DATA ON SELECTED CONSOLIDATED STATEMENTS OF OPERATIONS (Cont.)

b.	Financial income (expenses), net:

	Year ended December 31,
	2006	2007	2008
	U.S. dollars in thousands

Financial income:
Interest from bank deposits and marketable securities	$998	$1,033	$883
Gains from marketable securities, net	151	-	3,587
Exchange rate differences , net	-	39	3
Other	-	198	87

	1,149	1,270	4,560

Financial expenses:
Losses from marketable securities and ARS, net	-	4,887	-
Exchange rate differences, net	68	-	-
Other	97	24	66

	165	4,911	66

	$984	$(3,641)	$4,494

c.	Net earnings (loss) per Ordinary share:

Computation of basic and diluted net earnings (loss) per share is as follows:

1.	Numerator:

	Year ended December 31,
	2006	2007	2008
	U.S. dollars in thousands (except share data)

Numerator for basic and diluted net earnings
(loss) per share -
Net income - (loss) as reported	$2,477	$(2,762)	$4,425
Net income attributable to Preferred
shareholders	(45)	-	-

Net income (loss) available to Ordinary
shareholders	$2,432	$(2,762)	$4,425

2.	Denominator:

Denominator for basic net earnings per share -
Weighted average number of Ordinary shares,
net of treasury stock	8,982,201	9,442,658	9,427,424
Effect of dilutive securities:
Add - stock options	164,192	-	89,053

Denominator for diluted net earnings per share
- adjusted weighted average shares	9,146,393	9,442,658	9,516,477

INCREDIMAIL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:	-	MAJOR CUSTOMER DATA

Major customer data as a percentage of total revenues:

	Year ended December 31,
	2006	2007	2008

Customer A	14%	42%	49%

The Company relies upon a major customer, a loss of whom could cause a material adverse effect on the Company’s results of operations and financial position. The major customer has limited termination rights.

NOTE 13:	-	SEGMENT INFORMATION

a.	Reportable segments information:

In 2007, following the acquisition of Bizchord, the Company determined that Bizchord is considered a reportable segment and provided summarized financial information as set forth below.

	Year ended December 31, 2007
	Incredimail	Bizchord	Intercompany charges	Total
	U.S. dollars in thousands

Revenues	$18,647	$316	$(288)	$18,675

Gross profit (loss)	$17,307	$(84)	$(288)	$16,935

Operating expenses	$14,020	$931	$(288)	$14,663

Operating income (loss)	$3,287	$(1,015)	$-	$2,272

	Year ended December 31, 2008
	Incredimail	Bizchord	Intercompany charges	Total
	U.S. dollars in thousands

Revenues	$21,827	$415	$(336)	$21,906

Gross profit	$20,230	$217	$(336)	$20,111

Operating expenses	$18,530	$1,697	$(336)	$19,891

Operating income (loss)	$1,700	$(1,480)	$-	$220

INCREDIMAIL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:	-	SEGMENT INFORMATION (Cont.)

b.	Product lines:

Total revenues from external customers divided on the basis of the Company’s product lines are as follows:

	Year ended December 31,
	2006	2007	2008
	U.S. dollars in thousands

Search related advertising	$1,464	$7,855	$11,745
Advertising and Collaborations	1,602	1,714	924
Software license	3,494	3,128	3,609
Content database	2,463	2,526	1,745
Anti-Spam	1,828	3,424	3,804
Bizchord - clearing house services	-	28	79

	$10,851	$18,675	$21,906

c.	Long-lived assets:

The following presents long-lived assets of December 31, 2007 and December 31, 2008:

	December 31,
	2007	2008
	U.S. dollars in thousands

Incredimail	$1,798	$1,519
Bizchord	299	108

	$2,097	$1,627

NOTE 14:	-	SUBSEQUENT EVENT

In March 2009, the Company instituted a dividend policy whereby at least 50% of the Company’s annual net income beginning with the net income for 2009 will be paid out as a dividend. Declaring and issuing the dividend will be subject to the board’s review of the Company’s financial conditions at the time.

In March 2009 the Company’s board of Directors approved a cash dividend of approximately $4.6 million, or $0.50 per share, subject to Israeli court approval and a tax pre-ruling from the Israeli Tax Authority as required by Israeli law.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

IncrediMail Ltd. By: /s/ Ofer Adler —————————————— Ofer Adler Chief Executive Officer

Date: June 24, 2009

EXHIBIT INDEX

No.	Description

1.1	Memorandum of Association of Registrant (1)

1.2	Certificate of Change of Name of Registrant (translated from Hebrew) (1)

1.3	Amended and Restated Articles of Association of Registrant, dated February 3, 2006 (2)

4.1	Google AdSenseTM Online Standard Terms and Conditions (4)

4.2	OEM Agreement, effective December 7, 2004, between Commtouch Ltd. and the Registrant (1)

4.3	The Registrant's 2003 Israeli Share Option Plan and the form of Option Agreement (1)

4.4	Google Services Agreement, dated July 1, 2008, by and between the Registrant and Google Ireland Ltd., a company organized under the laws of Ireland.*

8	List of all subsidiaries.

11	Code of Ethics (4)

12.1	Certification required by Rule 13a-14(a) or Rule 15d-14(a) executed by the Chief Executive officer of the Company

12.2	Certification required by Rule 13a-14(a) or Rule 15d-14(a) executed by the Chief Financial officer of the Company

13.1	Certification required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United Stated Code

13.2	Certification required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United Stated Code

14	Consent of Kost Forer Gabbay & Kasierer, an affiliate of Ernst & Young Global, Independent Auditors

(1)	Previously filed with the SEC on October 25, 2005 as an exhibit to our registration statement on Form F-1/A (File No. 333-129246).

(2)	Previously filed with the SEC on January 5, 2006 as an exhibit to our registration statement on Form F-1/A (File No. 333-129246).

(3)	Previously filed with the SEC on January 26, 2006 as an exhibit to our registration statement on Form F-1/A (File No. 333-129246).

(4)	Previously filed with the SEC on May 12, 2008 as an exhibit to our annual report on Form 20-F.

*	Confidential treatment has been requested with respect to certain portions of this exhibit pursuant to 17.C.F.R. § 200.80(b)(4). Omitted portions were filed separately with the SEC.