Form 20-F
period 2009-12-31
IncrediMail Ltd.
filed 2010-03-25
CIK 1338940

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Annual Report.

As of December 31, 2009, the Registrant had outstanding 9,527,821 ordinary shares, par value NIS 0.01 per share.

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

Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐   Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes ☐   No ☒

PRELIMINARY NOTES

Terms

As used herein, and unless the context suggest otherwise, the terms “IncrediMail," “Company,” “we,” “us” or “ours” refer to IncrediMail Ltd.

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

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we do not know whether we can achieve positive future results, levels of activity, performance, or goals. Actual events or results may differ materially from our current expectations. All forward-looking statements included in this report are based on information available to us on the date of this report. Except as required by applicable law, we undertake no obligation to update or revise any of the forward-looking statements after the date of this annual report to conform those statements to reflect the occurrence of unanticipated events, new information or otherwise.

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

Factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements contained in this annual report include:

●	our ability to establish and increase market acceptance of our products;

●	our dependence on a limited number of possible customers in general and one dominant customer in particular for search generated revenues;

●	our dependence on the availability and openness of other PC and Internet platforms.

●	our ability to continually enhance our existing products and to develop new products that achieve widespread market acceptance;

●	our ability to maintain substantial revenues from "search" activities and further increase these revenues;

●	our ability to cause continued and increasing installation of our products;

●	our ability to manage our growth;

●	our ability to establish a strong brand name;

●	our ability to develop additional ways to distribute and sell our products;

●	our ability to maintain substantial revenues from advertisers and further increase these revenues;

●	our ability to hire and retain key personnel;

●	our ability to protect our intellectual property rights;

●	the development and future nature of the Internet;

●	the volatility and liquidity of the financial markets;

●	the dynamic nature of the commercial aspects of the Internet;

●	restrictions imposed in connection with our international operations; and

●	political, economic and military conditions in the Middle East.

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

●
Reflects the increase in our authorized share capital to 15 million ordinary shares and a 38-for-one ordinary share split effected as a dividend on our ordinary shares outstanding effective immediately prior to the effectiveness of the registration statement on Form F-1 relating to the initial public offering of our ordinary shares, which became effective on January 30, 2006; and

●
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

ITEM 2.                      OFFER STATISTICS AND EXPECTED TIMETABLE

    Not applicable.

ITEM 3.                      KEY INFORMATION

A.           SELECTED FINANCIAL DATA

The following tables present selected financial data and should be read in conjunction with “Item 5 - Operating and Financial Review and Prospects” and our financial statements and related notes appearing elsewhere in this annual report. We derived the selected financial data below for the years ended December 31, 2007, 2008 and 2009 and as of December 31, 2008 and 2009 from our audited financial statements included elsewhere in this report. We derived the selected financial data below for the years ended December 31, 2005 and 2006 and as of December 31, 2005, 2006 and 2007 from our audited financial statements not included in this report. Our financial statements are prepared and presented in U.S. dollars and in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

	Year ended December 31,
Statement of Operations Data:	2005	2006	2007	2008	2009
	(dollars, except per share data, in thousands)
Revenues
Advertising and other services	$784	$3,066	$9,597	$12,748	$20,478
Products	6,618	7,785	9,078	9,158	6,717
	$7,402	$10,851	$18,675	$21,906	$27,195
Cost of products	570	858	1,740	1,795	1,579
Gross profit	6,832	9,993	16,935	20,111	25,616
Operating expenses:
Research and development costs	2,040	3,251	6,125	7,589	5,972
Selling and marketing expenses	925	1,767	4,682	7,343	4,824
General and administrative expenses	922	2,717	3,693	3,806	3,334
Goodwill impairment and other charges	-	-	163	1,153	-
Total operating expenses	3,887	7,735	14,663	19,891	14,130
Operating income	2,945	2,258	2,272	220	11,486
Financial income (expenses), net	(14)	984	(3,641)	4,494	72
Income (loss), before taxes on income	2,931	3,242	(1,369)	4,714	11,558
Taxes on income	1,782	765	1,393	289	3,545
Net income (loss)	$1,149	$2,477	$(2,762)	$4,425	$8,013
Net earnings (loss) per share (1):
Basic	$0.17	$0.27	$(0.29)	$0.47	$0.86
Diluted	$0.16	$0.27	$(0.29)	$0.46	$0.84
Weighted average number of shares used in net earnings (loss) per share (1):
Basic	4,869,698	8,982,201	9,442,658	9,427,424	9,347,915
Diluted	5,280,003	9,146,393	9,442,658	9,516,477	9,562,721
————————
(1)
All references to shares and per share amounts have been retroactively restated to reflect our 38-for-one ordinary share dividend on January 30, 2006, as if such event had occurred as of the beginning of the earliest period presented.

	As of December 31,
	2005	2006	2007	2008	2009
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$2,428	$8,366	$4,611	$7,835	$24,368
Working capital	2,966	21,561	19,756	25,143	26,846
Total assets	8,460	31,424	31,766	37,651	39,894
Total short-term debt	4	-	-	-	-
Total liabilities	5,465	8,847	10,995	12,107	12,892
Redeemable convertible preferred shares	3,030	-	-	-	-
Shareholders’ equity (deficiency)	(35)	22,577	20,771	25,544	27,002

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

Risks Related to Our Business

If the Google AdSense for Search program is terminated or significantly changed by Google, we would be forced to immediately seek an alternative keyword search provider, in which case we would be susceptible to a certain transition period during which we may experience a material reduction in our search generated revenues and, possibly a long-term decrease in search generated revenues and, in turn, an adverse effect on our financial condition.

Our business is very dependent on keyword advertisement, currently utilizing primarily the Google AdSense program, pursuant to which we receive a portion of the amount paid by advertisers to Google for the activity performed through the Company’s applications. This dependence continues to grow and we obtained approximately 68% of our revenues for the year ended December 31, 2009 from this venue, a percentage which is growing.

On July 1, 2008, we entered into an agreement with Google relating to the AdSense program for a one year term.  This amendment was primarily to add our HiYo product to our collaboration with Google.  On July 1, 2009 we amended and extended the agreement for two years.  The agreement may be terminated by either side after one year with 90 days notice.  In addition, Google may amend the agreement and has other limited termination rights. We have been told that Google may alter its guidelines with respect to homepage resets and default search resets to Google services when providing downloadable applications on which we are heavily dependent; and consequently may terminate our current agreement, and renew it under different terms, effective as of July 1, 2010.  If this agreement is terminated, substantially amended, or not renewed on favorable terms, we would be forced to seek an alternative keyword search provider. There are very few companies in the market that provide Internet ad services similar to those provided by Google. Google is the most dominant player in this market and other companies in the market do not have as much coverage with sponsored links. If we fail to quickly locate, negotiate and finalize alternative arrangements, or if the alternatives do not provide for terms that are as favorable as those provided for by the AdSense program, or if the alternative arrangement will not attract the same traffic as the traffic attracted by the Google AdSense program, or if the termination by Google effects our ability to contract other providers, we may experience a material reduction in our revenues and, in turn, our business, financial condition and results of operations would be adversely affected. The failure of IncrediMail to retain existing, or attract new users, as well as generate traffic to its search properties, could adversely affect our business, financial condition and results of operations.

We are increasingly relying on the ability to offer our search properties to users of our software products and subsequently retain them. Should this offering be blocked, constrained or made redundant, by the providers of the underlying platform, our ability to generate revenues from search could be significantly reduced.

Over 73% of our revenues for the year ended December 31, 2009 were generated from the acceptance and subsequent retention of our search properties by the users of our software products.  The market for offering and retaining these search properties is very competitive.  In addition, some companies offer a browser without a homepage, which is one of our main search properties. We have been told that Google may alter its guidelines with respect to homepage resets and default search resets to Google services when providing downloadable applications.  Should Google or the other companies providing the internet browsers effectively restrict, discourage, or otherwise hamper other companies from offering or changing the search properties, or those providing browsers without a homepage increase their market share, there would be a material adverse affect on our search generating revenue model and our financial results.

The generation of revenues from searches has become subject to fierce competition. We obtain a significant portion of our revenues from searches made through our homepage and other search properties. If we cannot compete effectively in this market, our revenues are likely to decline.

We obtain a significant and growing portion of our revenues from searches made through the Company's home page (MyStart), as well as offering other search properties. We therefore are constantly looking for ways to convince our users to make MyStart their homepage and accept the other search properties offered. There are a growing number of companies that generate an increasing amount of their revenues from searches, some of them with a more significant presence than ours and with greater capability to offer substantially more content.  In addition, with competition growing, even the larger and in the past more conservative companies, (such as Google, Microsoft and others), have become increasingly aggressive in their search service offering.  Therefore, our ability to attract new users to install IncrediMail’s home page, and retaining existing users, could suffer, preventing or delaying us in increasing our revenues, or even cause them to decrease.

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

We believe that the number of downloads of our free products indicates that many consumers are interested in having a customized and entertaining email or instant messaging experience. Our future revenue and profit growth will depend, in part, on increasing the number of downloads and acceptance of the search properties offered with them, and subsequently, the percentage of registered or active users of our free product who become actual purchasers of our products and services, as well as making our products and services attractive to new users. In order to induce those consumers to use our products, accept the search properties offered, and subsequently, to a certain extent, purchase or license our products, we must continually enhance our existing products by offering additional features and content and we must continue to introduce novel products. The enhancement of existing products and the development and commercialization of new products can be very complex. Software product development and commercialization depends upon a number of factors, including:

●	accurate prediction of market requirements, market preferences and content trends and evolving standards;

●	development of advanced technologies and capabilities;

●	timely completion and introduction of new product designs and features that incorporate market requirements and preferences;

●	our ability to recruit and retain highly qualified personnel;

●	our ability to market our new products; and

●	market acceptance of the enhanced and new products.

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

Our ability to execute our business strategy depends on market demand for software programs that create a customized and entertaining email, instant messaging or computer desktop experience of the kind provided by our products. For instance, the fact that many email users have multiple email clients and accounts, many of which are likely provided to them free of charge by large Internet and software companies positively affects the potential market demand for our enhanced email software products. On the other hand, the fact that many instant messaging software providers offer a graphic and entertaining user experience negatively affects the potential market demand for our enhanced instant messaging software product. The rate of adoption and acceptance of our products may be affected adversely by changing consumer preferences, product obsolescence, technological change, market competition, development and acceptance of non-Internet mediums of communication and our products’ quality and novelty.

Our results of operations and financial condition may be adversely impacted by worldwide economic conditions.

Our primary user base is composed of individual consumers. The current overall weakness in the U.S. and European economies have resulted in considerable negative pressure on consumer spending and have impacted consumers in our territories in ways that could negatively affect our business. In the event the current economic downturn in the United States and Europe continues or worsens, our current and potential software license subscribers may be unable or unwilling to purchase our licensing services. This would also have a negative impact on consumer internet spending and search generated revenues. A reduction in the purchasing of our licensing services, consumer internet spending and search generated revenues have had a negative impact in the past, and may possibly have a greater negative impact in the future, on our sales and revenue generation, margins and operating expenses, and consequently have a material adverse effect on our business, results of operations and financial condition.

Our continuing “viral growth” could be adversely affected if we do not increase the number of our registered users or if users stop using our software.

To date, we have relied primarily on “viral growth” to increase our user base. This method is of relatively low cost, however its effectiveness has been decreasing. Other marketing methods, while effective, are far more costly. If users of our products stop, reduce, or limit their usage, our viral growth will be diminished because they will no longer be forwarding links to our site via their emails, and our market share and revenues may decrease. Our historical experience with usage of our products indicates that usage of products declines rapidly, currently estimated to be up to six years. Therefore, in order to induce our existing users to continue to use our products, we must continuously enhance our existing products and periodically develop new ones. If we cannot offer such products, because of lack of resources, competition or other reasons described elsewhere in these Risk Factors, our distribution, revenues and results of operations will be adversely affected.

The market for email software products and services is highly competitive, and if we cannot compete effectively, our revenues will decline and we will be unable to gain or retain market share.

Our products compete in the market for email software products and services that aim to offer a customized and entertaining email experience for consumers, including features such as graphic email notifiers, software skins, email backgrounds and multimedia content. Our main competitors among specialized providers of email services offer the following products: FunWeb Products™, and WikMail, which incorporate special features that provide a personalized email experience. In addition, our products also face competition from general email software programs offered to the private market by large Internet and software companies, such as AOL9 by America Online, Inc., Thunderbird® by Mozilla Corporation and Outlook Express and WLM 2009 by Microsoft Corporation (Nasdaq: MSFT), some of which may also incorporate certain special features that provide a personalized email experience. Many of the large Internet and software companies offer their email software programs free of charge. Competition with these products could result in fewer downloads of our product, reduced prices and margins, fewer purchases of our products and services and loss of market share.

Many of our competitors have more established brands, products and customer relationships than we do, which could inhibit our market penetration efforts even if they may not offer a customized and entertaining email experience similar to IncrediMail®. For example, consumers may choose to receive an extensive package of Internet and email services from a more dominant and recognized company, such as Microsoft Corporation (Outlook Express) or America Online, Inc. (AOL®). If we are unable to achieve continued market penetration, we will be unable to compete effectively.

In addition, many of our other current and potential competitors have significantly greater financial, research and development and sales and marketing resources than we have. These competitors could use their greater financial resources to acquire other companies to gain enhanced name recognition and market share, as well as to develop new technologies, products or features that could effectively compete with our existing product lines. Demand for our products could be diminished by equivalent or superior products and technologies offered by competitors. See “Item 4.B Business Overview — Competition” for additional discussion of our competitive market. We face significant competition from large-scale web-based email providers, principally Google, Yahoo and Microsoft.

Our products also compete in the market for web-based email software products and services, such as Google's Gmail, Yahoo! Mail and Microsoft's Hotmail. The web based email market is characterized with significant competition, changing technologies and evolving products and services enhancements.

Google, Yahoo! and Microsoft are each offering a web-based e-mail service in addition to the many other services they provide, such as desktop search, local search, instant messaging, photos, maps, video sharing, mobile applications and so on. We expect these competitors to increasingly use their financial and engineering resources to compete with our client-based e-mail service, and if we are unable to successfully compete with them, our results of operations may be adversely affected.

The market for creative instant messaging enrichment tools is highly competitive, and if we cannot compete effectively, we may not be able to generate revenues or achieve significant market share.

In May, 2008, we launched HiYoTM, our creative enhancement tool for instant messaging. HiYo is currently available for users of the instant messenger software Windows Live Messenger®, Yahoo! Messenger® and American Online Instant Messaging (AIM®), and we believe HiYo will bring new customers and demographics into the IncrediMail® experience. Our main competitors in this area include SweetIM, Bandoo and SmileyCentral by IAC/InterActiveCorp (Nasdaq: IACI) as well as the built in graphic capabilities, albeit limited, of Windows Live Messenger®, Yahoo! Messenger® and AIM®. Competition with these products could result in increased investments in R&D and Marketing expenses as well as fewer downloads and registrations of our product.

Many of our competitors have more established brands, products and customer relationships than we do, which could inhibit our market penetration efforts. If we are unable to achieve continued market penetration, we will not be able to compete effectively.

In addition, many of our other current and potential competitors have significantly greater financial, research and development and sales and marketing resources than we have. These competitors could use their greater financial resources to acquire other companies to gain enhanced name recognition and market share, as well as to develop new technologies, products or features that could effectively compete with our product. Demand for our products could be diminished by equivalent or superior products and technologies offered by competitors. See “Item 4.B Business Overview — Competition” for additional discussion of our competitive market.

HiYo is an add-on tool to proprietary instant messaging platforms, which may not always be available to us.

While our email client and digital photography products are stand alone software products, connecting to open email providers and digital photograph depositories or data bases, HiYo relies on our ability to add our toolbar to proprietary instant messaging platforms.  Such proprietary instant messaging platforms may become unavailable for such add-on use by us, which would result in our inability to continue marketing this product as it is, causing this revenue source to decrease rapidly.

The market for wallpapers, screensavers and photograph management tools is highly competitive, and if we cannot compete effectively, we may not be able to generate revenues or achieve significant market share.

Our product is a desktop enhancer and offers brand-new graphically enriched ways to view and enjoy personal photos. Our PhotoJoy product focuses on further enhancing the capability for enjoying personal photos. These products that were first introduced in 2006, and subsequently enhanced in 2008, currently compete in the market for wallpapers, screensavers and PC software managing and presenting personal photographs, aiming to offer a creative, personal and entertaining experience for PC users. Our main competitors in these areas include Screensavers.com, Picasa by Google, and webshots© by American Greetings Corp. (NYSE: AM). Competition with these products could require increased investments in R&D and Marketing expenses as well as cause fewer downloads and registrations of our product.

Many of our competitors have more established brands, products and customer relationships than we do, which could inhibit our market penetration efforts even if they may not offer a similar variety, currently free of charge, such as American Greetings Corp. (webshots©). If we are unable to achieve continued market penetration, we will not be able to compete effectively.

In addition, many of our other current and potential competitors have significantly greater financial, research and development and sales and marketing resources than we have. These competitors could use their greater financial resources to acquire other companies to gain enhanced name recognition and market share, as well as to develop new technologies, products or features that could effectively compete with our product. Demand for our products could be diminished by equivalent or superior products and technologies offered by competitors. See “Item 4.B Business Overview — Competition” for additional discussion of our competitive market.

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

Our investment portfolio currently consists of securities of US government agencies as well as corporate debt securities, which the Company classified at December 31, 2009 as "available-for-sale" marketable securities or cash equivalents. As of December 31, 2009, we hold approximately $6 million in corporate debt securities and $7 million in securities of US government agencies.

Due to significant disruptions in the financial and credit markets in the past, corporate debt securities in our portfolio could be subject to a possible increased risk of default due to bankruptcy, lack of liquidity, operational failure or other factors affecting the issuers of those securities. In addition, securities in our portfolio are subject to other risks, such as credit, liquidity, market and interest rate risks, which may be exacerbated by the recent market disruptions. We may be required to adjust the carrying value of our investment securities due to a default, lack of liquidity or other event.

Any such adjustment which is considered to be other-then-temporary would be recorded in our consolidated statement of operations which could materially adversely impact our consolidated results of operations and financial condition.

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

Although we strive to comply with all applicable regulations and use our best efforts to inform our customers of our business practices prior to any installations of our software, it is possible that these laws may be interpreted and applied in a manner that is inconsistent with our data practices. If so, in addition to the possibility of fines, this could result in an order requiring that we change our data practices, which in turn could have a material effect on our business. See “Item 4.B Business Overview — Government Regulation” for additional discussion of applicable regulations.

If there are privacy or security concerns regarding our collection, use and handling of personal information, we could incur substantial expenses.

Although we take all reasonable steps to insure the security of personal information, concerns may be expressed, from time to time, about whether our products compromise the privacy or confidentiality of the information of users and others. Concerns about our collection, use, sharing or handling of personal information or other privacy related matters, even if unfounded, could damage our reputation and operating results. See “Item 4.B Business Overview — Government Regulation” for additional discussion of applicable regulations.

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

We depend on a third party Internet and telecommunication provider to operate our website. Temporary failure of these services would reduce our revenues and damage our reputation, and securing alternate sources for these services could significantly increase our expenses.

We depend on Bezeq International Ltd., a third party provider of Internet and related telecommunication services, including hosting and location facilities, to operate our website. This company may not continue to provide services to us without disruptions in services at the current cost or at all. Such a disruption in services, even temporary, would reduce our revenues from product sales, and possibly even from search, depending on the extent of disruption.  While we believe that there are many alternative providers of hosting and other communication services available to us, the costs associated with any transition to a new service provider could be substantial and require us to reengineer our computer systems and telecommunications infrastructure to accommodate a new service provider. This process could be both expensive and time consuming and could result in lost business both during the transition period and after.

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

We launched our anti-spam solution JunkFilter Plus in the third quarter of 2005. This solution has provided a material portion of our revenues. We amended our agreement with Commtouch Ltd., the developer of the anti-spam software development kit, on July 15, 2008 and extended it for two additional years.  If our agreement with Commtouch were to terminate, we would be required to redevelop our JunkFilter Plus anti-spam product, or retain a new provider of a development kit, and, as a result we would likely suffer lost revenues and the potential loss of market share.  In addition, to the extent Commtouch is unable to continue and support the service, and we are unsuccessful in providing an equivalent alternative, we may have to refund some of the outstanding subscription fees.

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

Due to our evolving business model and rapid changes in the Internet, we may not be able to predict our future performance or continue our revenue growth or profitability.

Since beginning operations in 2000, we have introduced new products and initiatives almost every year, some of which have been unsuccessful.  Consequently, we have a limited history of ongoing operations from which to predict our future performance. The future viability of our business will depend on our ability to increase product sales, introduce new products appealing to the Internet market, increase search generated, affiliate and advertising revenues, exploit our brand name and control our costs, which we may be unable to do. As a result, we may not be able to continue our revenue growth or profitability.

We may have difficulty managing our growth, which could limit our ability to increase our sales and control our costs.

We have been experiencing significant growth in the scope of our operations. This growth, required in order to achieve our business objectives, has placed increased demands on our management and on our operational resources. This growth has, and continues to increase the challenges involved in:

●	implementing appropriate operational and financial systems and controls;

●	expanding our sales and marketing infrastructure and capabilities; and

●	maintaining the commitment of our employees.

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

The number of individuals who access the Internet through devices other then personal computers, such as mobile phones, has increased dramatically. Our products were designed for rich, graphic environments such as those available on desktop and laptop computers. The lower resolution, often slower communication, functionality and memory associated with alternative devices currently available may make the use of our products through these devices difficult. If consumers find our products difficult to access, we may fail to capture a sufficient share of an increasingly important portion of the market for online services and may fail to attract advertisers and web traffic.

Exchange rate fluctuations may decrease our earnings if we are not able to hedge our currency exchange risks effectively.

A majority of our revenues are denominated in U.S. dollars. However, most of our costs, mainly personnel expenses, are incurred in New Israeli Shekels (NIS). Inflation in Israel may have the effect of increasing the U.S. dollar cost of our operations in Israel. If the U.S. dollar declines in value in relation to the New Israeli Shekel, it will become more expensive for us to fund our operations in Israel. A revaluation of one percent of the NIS as compared to the U.S. dollar could reduce our income before taxes by approximately $0.1 million. During 2007 the exchange rate of the U.S. dollar to the New Israeli Shekel decreased, as well as in the first half of 2008.  This trend reversed in the second half of 2008 and fluctuated significantly through 2009.

In addition, a significant portion of our sales is in currencies other than the U.S. dollar. In 2009, approximately 14% of our revenue was in these currencies. To the extent such sales are not immediately exchanged for US dollars, we bear a foreign currency fluctuation risk. As of December 31, 2009, we had a net foreign currency net asset of approximately $1.6 million and our total foreign exchange income was approximately $12 thousand for the year ended December 31, 2009. In addition, in territories where our prices are based on local currencies, fluctuations in the dollar exchange rate could affect our gross profit margin. To assist us in hedging the risks associated with fluctuations in currency exchange rates, we have contracted a consultant proficient in this area, and are implementing his proposals. However, due to the market conditions, volatility and other factors, his proposals occasionally prove to be ineffective or harmful, and the implementation of his proposals ineffective. We may incur losses from unfavorable fluctuations in foreign currency exchange rates. See “Item 11 Quantitative and Qualitative Disclosure of Market Risks” for further discussion of the effects of exchange rate fluctuations on earnings.

A loss of the services of our senior management and other key personnel could adversely affect execution of our business strategy.

We depend on the continued services of our senior management, particularly Ofer Adler, our Chief Executive Officer, Chief Product Officer and co-founder. Our business and operations to date have been mainly implemented under the direction of our current senior management. The loss of the services of these personnel could create a gap in management and could result in the loss of management and technical expertise necessary for us to execute our business strategy and thereby adversely affect execution of our business strategy. Although we have obtained “key person” life insurance on the life of Ofer Adler in the amount of $1.5 million, we do not expect to obtain “key person” life insurance with respect to our other officers.

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

We have entered into non-competition agreements with all of our professional employees. These agreements prohibit our employees, if they cease working for us, from competing directly with us or working for our competitors for a limited period. Under current U.S. and Israeli law, we may be unable to enforce these agreements, in whole or in part, and it may be difficult for us to restrict our competitors from gaining the expertise that our former employees gained while working for us. For example, Israeli courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer which have been recognized by the courts, such as the secrecy of a company’s confidential commercial information or its intellectual property. If we cannot demonstrate that harm would be caused to us, we may be unable to prevent our competitors from benefiting from the expertise of our former employees.

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

We derive and expect to continue to derive a substantial portion of our revenues from customers outside United States. Our international sales and related operations are subject to a number of inherent risks, including risks with respect to:

●	potential loss of proprietary information due to piracy, misappropriation or laws that may be less protective of our intellectual property rights than those of the United States;

●	costs and delays associated with translating and supporting our products in multiple languages;

●	foreign exchange rate fluctuations and economic instability, such as higher interest rates and inflation, which could make our products more expensive in those countries;

●	costs of compliance with a variety of laws and regulations;

●	restrictive governmental actions such as trade restrictions;

●	limitations on the transfer and repatriation of funds and foreign currency exchange restrictions;

●	compliance with different consumer and data protection laws and restrictions on pricing or discounts;

●	lower levels of adoption or use of the Internet and other technologies vital to our business and the lack of appropriate infrastructure to support widespread Internet usage;

●	lower levels of consumer spending on a per capita basis and fewer opportunities for growth in certain foreign market segments compared to the United States;

●	lower levels of credit card usage and increased payment risk;

●	changes in domestic and international tax regulations; and

●	geopolitical events, including war and terrorism.

Risks Related to Our Intellectual Property

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

In addition, certain of our products or services may now or in the future incorporate open source software, which are typically distributed “as-is” without warranties, such as warranties of performance or ownership or indemnities against intellectual property infringement claims. Moreover, to the extent that we incorporate open source software into our products or services, (although we do not currently intend  to do so), the license for such open source software may obligate us, among other things, to pass on to our licensees without charge the rights to use, copy, modify and redistribute the underlying software source code, both with respect to the original open source code and any modifications to such code created by us.

If we fail to detect and stop misrepresentations of our site and products, or for some reason are perceived as promoting malware or “spamming”, we could lose the confidence of our customers, or software could be blocked by software or utilities designed to detect such practices, thereby causing our business to suffer.

We are exposed to the risk of domains using our brand names (such as "IncrediMail") in various ways, and attracting in this manner our potential or existing users. Many times these domains are engaged with fraudulent or spam activities and using our brand names can result in damaging our reputation and losing our clients' confidence in our products. In addition, if we or our products were for some reason perceived as promoting “malware or “spamming”, our software could be blocked by software or utilities designed to detect such practices.  If we are unable to detect and terminate effectively this misrepresentation activity of others or the way we and our products are perceived, we may lose users and our ability to produce revenues will be harmed.

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

We have registered, or have rights to, various domain names relating to our brand, including incredimail.com, incredidate.com, incredigames.com, magentic.com, photojoy.com and hiyo.com. If we fail to maintain, or to enforce our rights to these registrations, it will be difficult for us to implement our strategy to increase recognition of our brand. Third parties have registered domain names similar to ours and if such parties engage in a business that may be harmful to our reputation or confusing to our customers, our revenue may decline and we may incur additional expenses in maintaining our brand.

We rely on a combination of patent and other intellectual property laws and confidentiality, non-disclosure and assignment of inventions covenants as appropriate, with our employees and consultants, to protect and otherwise seek to control access to, and distribution of, our proprietary information. These measures may not be adequate to protect our property from unauthorized disclosure, third-party infringement or misappropriation. We also rely on trade secret protection for our technology, in part through confidentiality covenants with our employees, consultants and third parties. However, these parties may breach these covenants and we may not have adequate remedies for any breach. Also, others may learn of our trade secrets through a variety of methods. In addition, the laws of certain countries in which we sell our products may not protect our intellectual property rights to the same extent as the laws of the United States or Israel. See “Item 4.B Business Overview —Intellectual Property.”

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

Risks Related to Our Industry

The Internet as a medium for commerce and communication is subject to uncertainty and there could be a shift in communication platforms away from email.

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

There is direct competition between web-based software and downloaded software.

There are different advantages and disadvantages to web-based software as compared to downloaded software.  Currently, web-based software seems to be growing at a faster rate than downloaded software.  Our business is currently reliant on the continued prevalence of downloaded software.  If there were to be a more dramatic shift to web-based software this could cause a decrease in the distribution of our software and subsequently in our revenues.

The Internet and Internet companies are providing an increasing number of services for free.

The internet and internet based companies are providing an increasing number of services for free, including email clients and anti-spam software and services. A substantial part of our revenues comes from selling software products and services, currently accounting for approximately 25% of our revenues.  We attribute part of the decline in our revenues from the sale of products and services to this trend. Should this trend accelerate or even continue for a prolonged period, this would cause our revenues from product sales and services to decrease even more.

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

In addition, although current decisions of the U.S. Supreme Court restrict the imposition of obligations to collect state and local sales and use taxes with respect to sales made over the Internet, the U.S. Congress and a number of states have been considering or have adopted various initiatives that could limit or supersede these decisions. If any of these initiatives result in a reversal of the Court’s current position, we could be required to collect sales and use taxes on our U.S. sales. The imposition by state and local governments of various taxes upon Internet commerce could create administrative burdens for us and could decrease our future sales.

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

The cost of compliance with taxation, consumer and privacy related regulations could be material and we may not be able to comply with the applicable regulations in a timely or cost-effective manner. In response to evolving legal requirements, we may be compelled to change our business model and practices, which could reduce our sales, and we may not be able to replace the revenues lost as a consequence of the change. These changes could also require us to incur significant expenses, subject us to liability and require increased time and attention of our management. See “Item 4.B Business Overview — Government Regulation” for additional discussion of applicable regulations affecting our Company.

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

We have generated income and therefore, are able to take advantage of tax exemptions and reductions resulting from the “Approved Enterprise” and "Beneficiary Enterprise" status of our facilities in Israel, albeit, since instituting our dividend policy, to a limited extent. To remain eligible for these tax benefits, we must continue to meet certain conditions stipulated in the Law for the Encouragement of Capital Investments, 1959 (the "Investment Law"), and its regulations and the criteria set forth in the specific certificate of approval. If we fail to meet the required conditions in the future, the tax benefits would be canceled and we could be required to refund any tax benefits we have received with interest and adjustment for change in Israeli consumer price index. These tax benefits may not be continued in the future at their current levels or at any level.

Effective April 1, 2005, the Investment Law was amended. As a result, the criteria for investments qualified to receive tax benefits as an Approved Enterprise were revised. No assurance can be given that we will, in the future, be eligible to receive additional tax benefits under this law. The termination or reduction of these tax benefits would increase our tax liability in the future, which would reduce our profits or increase our losses. Additionally, if we increase our activities outside of Israel, for example, by future acquisitions, our increased activities might not be eligible for inclusion in Israeli tax benefit programs. As a result of the amendment and recent interpretations, if and when we were to discontinue our policy for distributing dividends, tax-exempt income generated under the provisions of the new law will subject us to taxes upon distribution or liquidation and we may be required to record deferred tax liability with respect to such tax-exempt income, possibly affecting our results in the future. See “Item 10.E Taxation — Israeli Taxation — Law for the Encouragement of Capital Investments, 1959” for more information about these programs.

Risks Related to our Ordinary Shares and their Listing on a Stock Exchange

We incur significant costs as a result of being a public company.

As a public company, we incur significant legal, accounting and other expenses. We incur costs associated with our public company reporting requirements as well as costs associated with corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, the rules of the Nasdaq Stock Market, the provisions of the Israeli Securities Law that apply to dual listed companies (companies that are listed on the Tel Aviv Stock Exchange ("TASE") and another recognized stock exchange) and the provisions of the Israeli Companies Law that apply to public companies. For example, as a public company, we have created additional board committees and are required to have two external directors, pursuant to the Israeli Companies Law. We have also contracted an internal auditor and a consultant for implementation of and compliance with the requirements under the Sarbanes-Oxley Act. See “Item 5 Operating and Financial Review and Prospects — Overview — General and Administrative Expenses” for a discussion of our increased expenses as a result of being a public company.

A small number of existing shareholders hold a significant percentage of our outstanding ordinary shares and can exercise significant influence over our actions.

As of March 24, 2010, our directors and officers beneficially owned (including shares issuable upon exercise of options exercisable within 60 days of such date) approximately 21.6% of our outstanding ordinary shares in the aggregate. The interests of these shareholders may differ from your interests. These shareholders, acting together, could exercise significant influence over our operations and business strategy and will have sufficient voting power to influence all matters requiring approval by our shareholders, including the ability to elect or remove directors, to approve or reject mergers or other business combination transactions, the raising of future capital and the amendment of our articles of association, which govern the rights attached to our ordinary shares. In addition, this concentration of ownership may delay, prevent or deter a change in control, or deprive you of a possible premium for your ordinary shares as part of a sale of our Company.

The rights and responsibilities of our shareholders are governed by Israeli law and differ in some respects from the rights and responsibilities of shareholders under U.S. law.

We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our memorandum of association, our articles of association and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. See "Item 16.G Corporate Governance." In particular, a shareholder of an Israeli company has a duty to act in good faith toward the company and other shareholders and to refrain from abusing his power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters. See “Item 10.B Memorandum and Articles of Association — Approval of Related Party Transactions” for additional information concerning this duty. Our shareholders generally may find it difficult to comply with the provisions of Israeli law.

Provisions of our articles of association and Israeli law may delay, prevent or make difficult an acquisition of our Company, which could prevent a change of control and, therefore, depress the price of our shares.

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions. In addition, our articles of association contain provisions that may make it more difficult to acquire our Company, such as provisions establishing a classified board. Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to some of our shareholders. See “Item 10.B Memorandum and Articles of Association — Approval of Related Party Transactions” and “Item 10.E – Taxation — Israeli Taxation” for additional discussion about some anti-takeover effects of Israeli law.

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

Although we have paid dividends in the past, and we expect to pay certain dividends in the future, our ability to pay dividends may be adversely affected by the risk factors described in this report; if we fail to, or to extent we do not, pay dividends then the return on investment will be limited to the value of our stock.

We have paid dividends in the past, and have announced a dividend policy for distributing at least 50% of our net income as a dividend.  Our ability to distribute dividends may be adversely affected by the risk factors described in this report. Any dividend will depend on our earnings, financial condition and other business and economic factors affecting us at the time as our board of directors may consider relevant. We may pay dividends in any fiscal year only out of “profits,” as defined by the Israeli Companies Law, unless otherwise authorized by an Israeli court, and provided that the distribution is not reasonably expected to impair our ability to fulfill our outstanding and expected obligations. If we do not pay dividends, our stock may be less valuable because a return on your investment will only occur if our stock price appreciates. See “Item 8.A Consolidated Statements and Other Financial Information — Policy on Dividend Distribution” for additional information regarding the payment of dividends.

U.S. investors in our Company could suffer adverse tax consequences if we are characterized as a passive foreign investment company.

If, for any taxable year, our passive income or our assets that produce passive income exceed levels provided by law, we may be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences to our shareholders. If we were classified as a passive foreign investment company, a U.S. holder of our ordinary shares could be subject to increased tax liability upon the sale or other disposition of ordinary shares or upon the receipt of amounts treated as “excess distributions.” Under these rules, the excess distribution and any gain would be allocated ratably over the U.S. holder’s holding period for the ordinary shares, and the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we were a passive foreign investment company would be taxed as ordinary income. The amount allocated to each of the other taxable years would be subject to tax at the highest marginal rate in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed on the resulting tax allocated to such other taxable years. The tax liability with respect to the amount allocated to years prior to the year of the disposition, or “excess distribution,” cannot be offset by any net operating losses. In addition, holders of shares in a passive foreign investment company may not receive a “step-up” in basis on shares acquired from a decedent. U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares, as well as the specific application of the “excess distribution” and other rules discussed in this paragraph. For a discussion of how we might be characterized as a PFIC and related tax consequences, please see “Item 10.E Taxation — United States Federal Income Tax Considerations — Passive Foreign Investment Company Considerations.”

ITEM 4.                      INFORMATION ON THE COMPANY

A.           HISTORY AND DEVELOPMENT OF THE COMPANY

Our History

We were incorporated in the State of Israel in November 1999 under the name Verticon Ltd. We changed our name to IncrediMail Ltd. in November 2000 to better reflect the nature of our business. We operate under the laws of the State of Israel. Our headquarters are located at 4 HaNechoshet Street, Tel-Aviv 69710, Israel. Our phone number is (972-3) 769-6100. Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19715. Our website addresses are www.incredimail-corp.com and www.incredimail.com. The information on our websites do not constitute part of this annual report.

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

Since November 20, 2007 the Company’s ordinary shares are also traded on the Tel Aviv Stock Exchange.

Principal Capital Expenditures

We had capital expenditures of $0.5 million in 2009, $0.6 million in 2008 and $1.4 million in 2007. We currently expect that our capital expenditures will be approximately $0.5 million in 2010. We have financed our capital expenditures with cash generated from operations.

Our capital expenditures during 2007, 2008 and 2009 consisted primarily of; leasehold improvements and furnishings, as well as investments in computer hardware and software, in Israel. In 2010, we expect these investments to consist primarily of acquiring computer hardware, software, peripheral equipment and installation, all which are expected to be financed by the Company’s resources.

Recent Developments

In February 2010 we signed an agreement with IAC Search & Media Europe Ltd. for powering the search services offered to the users of our HiYo instant messaging add-on product.

Prior to the publication of this Annual Report, we were told by Google that it is considering implementing market-wide policy changes affecting the assets we are heavily dependent on for our search generated revenues.  We are exploring with Google new ways to maintain our relationship should there be changes in policy, and at the same time we are working to decrease our current dependence on Google.  We have recently signed an agreement with IAC for powering the search services provided to our HiYo users and already have in place an agreement with InfoSpace for powering search for our Magentic product. However, as both IAC and InfoSpace are to some extent reliant on relationships with Google, we do not know if these agreements will insulate us from the market wide policy change Google is considering. We are also exploring alternatives for channeling our other traffic with other major players in this market. Although we continue to believe that search generated revenues will continue to account for a majority of our revenues, in 2010 we are increasing our efforts to grow revenues from products, as well as increase revenues from affiliates, other than search.

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

Since we began operations in 2000, our products have been downloaded in more than 100 countries, and in 2009 we recorded on average approximately 1.8 million registered downloads each month. As of December 31, 2009, we had approximately 11 million active users, and currently, more than 350 million IncrediMail® emails are sent by our users each month. Our users typically use our products for as long as six years. Through December 31, 2009, we have sold more than 2 million products and content licenses worldwide to our registered users. We believe our historical track record of converting registered users to purchasing customers represents a convincing validation of our business strategy.

We generate revenue primarily by:

●	advertising, including primarily generating searches and sharing in the revenues with the provider of the search engine; and

●	selling our premium software products.

For a breakdown of total revenues by category of activity, see “Item 5.A Operating Results — Revenues.”

To date, we have relied primarily on “viral growth” to grow our user base. Our “viral growth” has resulted from recipients of our users’ emails clicking on the link at the bottom of emails sent with IncrediMail® Xe and then downloading our products and also from word of mouth. Our viral growth, with regard to our instant messaging add-on HiYo has resulted from recipients of our users’ instant messages, enhanced with graphic content provided by our software clicking on an invitation to view the graphic content sent together with the message. Our revenues were $18.7 million in 2007, $21.9 million in 2008 and $27.2 million in 2009. Our operations have been profitable since 2002, with a gross profit margin currently over 94%.

When we use the term “registered user” in this annual report, we mean an IncrediMail® user who has downloaded one of our products and completed the registration process. Registrations are not necessarily indicative of the number of individual users as a user may register more than one time. In addition, the term “active user” as used in this annual report means a registered user who has performed any activity using any IncrediMail® product or service, including opening or sending emails using IncrediMail®, logged into his instant messaging with a HiYo client, downloading content or updating the product, in the 30 days prior to the measurement date.

Our Markets

Email Market Opportunity. Over the years, email has become one of the leading forms of electronic communication worldwide. The email market may be divided into two segments: the consumer, or home user, market and the business, or corporate, market. Our products target the consumer market. Both the consumer and the business markets are serviced by many of the same popular email software programs, such as Microsoft Outlook, and by web-based email services, such as Hotmail, Yahoo! ® Mail and Gmail.

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

Instant Messaging Opportunity.  More recently, instant messaging has become an ever more prevalent form of electronic communication worldwide, particularly amongst the younger demographic. This market is serviced by a number of instant messaging platforms such as Windows Live, Yahoo! Messenger and AIM, as well as social platforms such as Facebook and others.  The instant messaging platforms offer limited graphic personalization. We believe that here too, consumers seek to enhance their instant messaging experience by being able to communicate more graphically, as enabled by our HiYo add-on, as well as that offered by our competition, such as SweetIM, Bandoo and IMBooster, particularly as this software is popular amongst a younger demographic.  By offering this as a downloaded we are able to offer the user a very graphic and content rich enhancement to an otherwise web-based application.

The IncrediMail Solution

We employ an innovative approach to enhancing our users’ email and instant messaging experience. Our IncrediMail products provide the following benefits:

●
Variety and Amount of Content. Our products offer users access to an extensive and continually growing pool of content that we believe is one of the largest collections of creative and diverse graphics, sound and multimedia content available online for email and instant messaging communications. We began assembling our email content in 1999 and our instant messaging content in 2007.

●
Creative Technology. Our proprietary technology, which is based on advanced software development standards, is designed to produce robust quality products that provide the functionality expected in an email client, or instant messaging toolbar, packaged in a friendly, less technologically-oriented and entertaining environment.

●	Customization. The diversity of our graphics, sound and multimedia content enables our users to customize and personalize their email messages and instant messages, easily and quickly.

●
Flexibility and Ease of Use for Both Sender and Recipient. We strive to offer a simple and intuitive user interface that enables our users to create different experiences depending on the nature or recipient of the email or instant message. Users can easily change one or more features for a specific email or instant message. Further, recipients of IncrediMail® emails can easily open them, using most available email clients and can see all the features without the need for special software. Recipients of an instant message enhanced by HiYo content will receive a message indicating they have been sent such rich and graphic content, and in order to see it must download HiYo.

Our Strategy

Our objective is to become the market leader in entertaining and creative email systems for the consumer and home user market, as well as in providing graphic and entertaining add-on for the instant message user. Based on our survey of downloads of our products and those of competitors from third party websites, we believe that IncrediMail® Xe is one of the most downloaded free products providing an entertaining and creative email system.  Since its introduction in July 2008, HiYo has gained popularity in the market for graphic and creative toolbars for instant messaging platforms; having accumulated in excess of 8 million registered downloads in the less than two years since introduction.  Our strategy includes building on the popularity of our products, seeking to extend their life span, that of their search properties and convert free users to paying customers. The key elements of our strategy are to:

●
Maintain and grow our user base. Our effective viral marketing has resulted in millions of registered users who spread the word about our products and services at relatively low marketing costs to us. For that reason, we expect a significant part of our products and services offering will remain free. In order to increase the size of our user base, we have broadened our product offering to instant messaging with new demographics and intend to supplement the viral growth of our products with media buying and other advertising and marketing activities, primarily online. In addition, we have introduced a totally new version of our email client; IncrediMail 2, which we believe will revitalize our email client user base.  We plan to continue, and further increase the size of the team charged with optimizing the marketing of our products, increasing the effectiveness of our online marketing activity, and monetize user registrations and active user base.

●
Increase the use of our products by our users and the searches performed by them through our products. With the increasing monetization possibilities of search generation, the strategic importance of enabling search, through and because of our products, has grown significantly. This is further emphasized by the demographics of our email client users and the relatively high revenues they generate while searching over the Internet. We therefore intend to increase the availability of search generating channels to our users through numerous points in each and throughout our products and to leverage the large active user base, primarily, those that are using our free products.

●
Enhance product offerings and increase user sales. Although this area of activity has suffered in recent years, we plan to stimulate growth of our sales and enhance our cross-sale capabilities by improving our existing product and service offering. We will continue to seek to convert free users into paying customers by marketing the paid products and services to our large user base.

●
Avoid offensive market tools. We design our products to address users’ aversion to spam, spyware and other perceived offensive Internet marketing tools, which we believe encourages more use of them and increases user loyalty.

●
Continue to focus on the online consumer market. Email and instant messaging continue to grow as communication mediums. The Internet allows us to reach potential users throughout the world quickly and easily as well as reduces the costs associated with sales and distribution of our products and services.

●        Advertising and search generated revenues

Advertising revenues consist almost entirely of revenues generated through search. We offer our users the ability to search by collaborating with premium search companies, currently primarily Google Inc., as well as a small portion with InfoSpace Inc, and receive a portion of the revenues generated by these companies through the search process.

On June 30, 2009 we extended our search distribution agreement with Google for another two years.  We continue to work with InfoSpace Inc. as well, and the agreement with them was renewed for another year in December 2009.  This agreement is automatically renewed for one year terms unless either party gives the required notice of termination prior to the end of the applicable term.

In addition, we have licensing and promotion arrangements with Oberon Media Inc. for the use of our brand name and marketing of their products and services.

Under our agreement with Oberon Media Inc., effective since 2004 Oberon Media sells its gaming software through a website using our Incredi brand for the domain name IncrediGames and our website’s graphical external envelop. In addition, we market and promote the IncrediGames’ website, among other things, through a link in our website’s main toolbar. In consideration for our brand and promotional activity, we are entitled to offer our search properties to all IncrediGame users.

In addition, we have recently begun leveraging our MyStart homepage property and its popularity to offer our users services from affiliates; e.g.  Amazon, Booking.com, etc. We expect this venue will generate increasing revenues in 2010.

For a breakdown of total revenues by category of activity, see “Item 5.A Operating Results — Revenues.”

●        Our Products

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

IncrediMail® Xe, is our flagship product that is available over the Internet free of charge. It offers a variety of features that the user can apply to email messages including:

●	pre-prepared backgrounds and letterheads;

●	animated notifiers (animated indications that mail has been received);

●	emoticons (animations that are intended to convey emotions);

●	3D effects;

●	handwritten signatures;

●	a web gallery with additional animations, notifiers and email backgrounds;

●	sound effects; and

●	virtual e-cards.

In August 2009, we released a substantially new version of this product; IncrediMail 2.  In addition to providing all of the above features with a fresh look and current graphics, the new version has greatly enhanced search capabilities as well as other enhanced functions.

IncrediMail® Premium, is an enhanced version of IncrediMail® Xe. Users who upgrade their free version of IncrediMail® Xe through the purchase of IncrediMail® Premium benefit from the following features:

●	no advertising banners displayed in the product;

●	the ability to change the appearance of the product through the use of software skins;

●	voice message recorder;

●	no promotional link at the bottom of outgoing emails;

●	enhanced notifiers;

●	a web gallery with additional animations, notifiers and email backgrounds;

●	advanced account access; and

●	email-based user support.

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

IncrediMail® Letter Creator, also launched in 2001, is an application that enables IncrediMail® Xe and IncrediMail® Premium users to design and create their own personalized email letters and ecards. Such users can create their own letterheads, customize their emails with 3D effects, font styles, images and pictures and add personalized backgrounds. Emoticon Super Pack, launched in the first quarter of 2005, is a special package of emoticons sold separately.

The Gold Gallery, launched in 2004, is a license-based content product. It offers additional IncrediMail® content files in the form of email backgrounds, animations, sounds, graphics and email notifiers.

JunkFilter Plus, launched in 2005, is an advanced anti-spam product, based on the Recurrent Pattern Detection Technology (RPD™) that we license from Commtouch Ltd. JunkFilter Plus offers a filtering technique to manage unwanted email, including offensive content, viruses, hoax emails and identity theft scams. This anti-spam product is designed to automatically identify and block undesirable mail from the user’s inbox and protect against fraudulent and malicious emails. It detects and blocks spam in the first few minutes of an outbreak, unlike other anti-spam approaches.

Magentic, launched in 2006, enhances and enriches the computer desktop by adding enhanced graphics enabling users to easily personalize the working environment. Magentic offers hundreds of high quality wallpapers and screensavers. In 2008 we suspended further development and marketing of this product, however, it continues to generate search related revenues, and we continue to support it and may renew marketing efforts in the future. In addition, the Company has developed PhotoJoy a product entirely focused on providing brand-new graphically enriched ways to view and enjoy personal photos. PhotoJoy provides 3D Photo Screensavers enriched with a variety of styles and designs, fun desktop widgets that display photos in the most creative and playful ways (named “PhotoToys”), and Collage Wallpapers presenting photos within various themes, sceneries, and illustrations. PhotoJoy is designed to reveal on a user's desktop all chosen photos saved on a user’s personal computer. In addition, the software allows users to take photos from photo hosting web sites (such as Flickr and Picasa) and continue viewing new photos once uploaded to these sites directly in PhotoJoy as well, thereby enabling the user to enjoy photos on the computer desktop.

HiYo, launched in May 2008, is a graphic enhancement tool for enriching instant messaging products, by adding enhanced graphics and enabling users to personalize their messages. Such users can customize their messages with 3D effects, font styles, images and pictures and add personalized backgrounds content. HiYo is available for instant messaging users of; Windows Live Messenger® Yahoo! Messenger and AOL Instant Messaging (“AIM”).  HiYo is bringing new users and demographics into the IncrediMail® experience.

Products under Development

Our research and development activities are conducted internally by our Chief Technology Officer and a 59 person research and development staff. Our research and development efforts are focused on the development of upgraded software, new features and the enhancement of our existing product suite.

We are currently focusing on our core competencies, having discontinued other projects, such as branded content, a social community for IncrediMail® users and others. We have also suspended further development of our Magentic and PhotoJoy products.  Management is constantly reassessing its initiatives and its research and development strategy, in an effort to optimize and leverage its added value and competitive advantages.

Sales, Marketing and Distribution

Our products are distributed and sold throughout the world in more than 100 countries. The following table shows the estimated distribution of our registered email users, search generated revenues and products sold by territory in 2009:

	Search Generated
	Registrations	Revenues	Products Sold
Europe	51%	54%	43%
North America	19%	31%	44%
South America	14%	2%	2%
Oceania	2%	4%	6%
Other	14%	9%	5%

To date, we have relied mainly on “viral growth,” arising from recipients of our users’ emails clicking on the link at the bottom of emails sent with IncrediMail® Xe and then downloading our products and from word-of-mouth. In addition, during 2008 we employed traditional marketing strategies, consisting primarily of online advertising, which efforts were met to our satisfaction. These efforts were employed to assist in the initial market penetration of our HiYo product in the latter part of 2008.  Having achieved the objectives originally set out and in light of the new market conditions and our focus on profitability, in 2009 we were able to scale back our marketing efforts. We have designed our products to address users’ aversion to spam, spyware and other perceived offensive Internet marketing tools. To date, we have not been substantially affected by the growing number of installations by Internet users of “filter” software programs that allow them to block “pop up” advertisements or to prevent installation of software components that act or are perceived as spying agents. The growth of our revenues would be adversely affected if our products, while not doing any of these things, were subject to being “filtered” by consumers.

We have typically experienced stronger sales in the first and fourth quarters, principally because our products are purchased in holiday sales in December or in the after-holiday sales in January. This is in addition to the general seasonality of the Internet as well as e-commerce being more active in the winter months. However, as search generated revenues account for a growing and now dominant portion of our revenues, the seasonality of our revenues has decreased.

As of December 31, 2009 we had 19 employees in our sales and marketing department.

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

In 2001, we submitted patent applications in the United States, Europe and Israel for the following two inventions:

●	system and method for visual feedback of command execution in electronic mail systems; and

●	system and method for intelligent transmission of digital content embedded in electronic mail messages.

In July 2006, a patent was awarded in the US for the first invention; the second US patent application was abandoned in 2009.

In 2007 an international application was filed for the invention "interactive message editing system and method". This application was filed in the National Phase in the USA, Europe and China.

We enter into licensing arrangements with third parties for the use of graphic, sound and multimedia content integrated into our products.

We have registered INCREDIMAIL as a trademark in the United States and the European Community and filed an application for this mark in China on March 3, 2009. The mark in China is pending examination. In addition, we have registered PHOTOJOY as a trademark in the USA and filed applications for this mark in the EC and China on September 9, 2008 and February 24, 2009, respectively. The EC trademark is presently under opposition proceedings and the Chinese mark is pending examination. All other trademarks, trade names and service marks appearing in this annual report are the property of their respective owners.

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

JunkFilter Plus was developed using an anti-spam software development kit developed by Commtouch Ltd. Under our December 2004 agreement with Commtouch, Commtouch granted us a nonexclusive right and license to copy the software development kit and related software and documentation for purposes of further development or modification in connection with the design, development and sale of products that integrate the spam identification and classification services of Commtouch’s Detection Center, and to sell products incorporating such software and documentation. Under the agreement, we pay Commtouch an annual fee for each customer who purchases JunkFilter Plus based on the number of purchasers. The agreement had a one-year initial term, beginning with the commercial launch date of the JunkFilter Plus in July 2005 and was last extended for another two years, ending July 2010. Commtouch will continue to provide customers with accessibility to its software and our integrated products following termination of the agreement, and the licenses granted to our customers will also survive such termination.

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

Our ability to compete effectively depends upon our ability to distinguish our Company and our products from our competitors and their products, and includes the following factors:

●	the creativity, variety and volume of content accessible through our software;

●	product quality;

●	product pricing;

●	success and timing of new product development and introductions;

●	quality of customer support;

●	maintaining our reputation for fighting spam and offering spyware-free products;

●	intellectual property protection; and

●	development of successful marketing channels.

Our main competitors among specialized providers of email services offer the following products: WikMail, Arcsoft Multimedia Email™ 3 and Mind Spark Products™. In addition, our products also face competition from general email software programs offered to the private market by large Internet and software companies, such as AOL9 by America Online, Inc., Eudora® by QUALCOMM Incorporated (Nasdaq: QCOM), Thunderbird® by Mozilla Corporation and Outlook Express and Windows Live Messenger 2009 (WLM 2009) by Microsoft Corporation (Nasdaq: MSFT), some of which may also incorporate certain special features that provide a personalized email experience, some of them offering creative graphic backgrounds, such as Yahoo! Mail™. Many of the large Internet and software companies offer their email software programs free of charge. Our Magentic and PhotoJoy products’ main competitors, in area of providers of wallpapers, screensaver and digital photo management offer the following products: Picasa, webshots.com and screensavers.com, which offer wallpapers and screensavers both free and premium products for a fee. Our HiYo product's main competitors, in the area of creative instant messenger tools, are SweetIM, Bandoo, Imminent and SmileyCentral by IAC/InterActiveCorp. Competition with these products could result in a reduction of the number of downloads, market share, prices and margins, fewer purchases of our products and services, and increased research and development costs as well as marketing expenses.

Our products also compete in the market for web-based email software products, such as Google's Gmail™, Yahoo! Mail™  and Microsoft's Hotmail™. The web based email market is characterized with significant competition, changing technologies and evolving products and services enhancements.

Google, Yahoo! and Microsoft are each offering a web-based e-mail service in addition to the many other services they provide, such as desktop search, local search, instant messaging, photos, maps, video sharing, mobile applications and so on. We expect these competitors to increasingly use their financial and engineering resources to compete with our client-based e-mail service, and if we are unable to successfully compete with them, our results of operations may be adversely affected.

Many of our competitors have more established brands, products and customer relationships than we do, which could inhibit our market penetration efforts even if they may not offer a customized and entertaining email experience similar to IncrediMail®. For example, consumers may choose to receive an extensive package of Internet and email services from a more dominant and recognized company, such as Microsoft Corporation (Outlook Express) or America Online, Inc. (AOL®). If we are unable to achieve continued market penetration, we will be unable to compete effectively.

In addition, as a major part of our revenues stem from our offering search properties by means of offering consumer downloadable software, other companies with consumer downloadable software, albeit with totally different software, are competing by utilizing the same strategy, to offer their search properties.

Finally, many of our other current and potential competitors have significantly greater financial, research and development, manufacturing, and sales and marketing resources than we have. These competitors could use their greater financial resources to acquire other companies to gain enhanced name recognition and market share, as well as to develop new technologies, products or features that could effectively compete with our existing product lines. Demand for our products could be diminished by products and technologies offered by competitors, whether or not their products and technologies are equivalent or superior.

Government Regulation

Several U.S., U.K., Israeli and other jurisdictions have adopted laws that could have an impact on our business, including the ones described in this section.

There are still relatively few laws or regulations specifically addressing the Internet. As a result, the manner in which existing laws and regulations should be applied to the Internet in general, and how they relate to our business in particular, is unclear in many cases and varies from county to country. Such uncertainty arises under existing laws regulating matters, including user privacy, defamation, pricing, advertising, taxation, gambling, sweepstakes, promotions, content regulation, quality of products and services, and intellectual property ownership and infringement.

To resolve some of the current legal uncertainty, it is possible that new laws and regulations will be adopted that will be directly applicable to our activities. Any existing or new laws, regulations or legislation applicable to us could expose us to potential liability, including significant expenses necessary to comply with such laws and regulations, and could dampen the growth in use of the Internet in general.

When users visit our website or install and use our software, certain “cookies” (pieces of information sent by a web server to a user’s browser) may be generated by us and our advertisers and may be placed on our customers’ computers. While we believe that our use of cookies does not result in personal identification, it has been argued that Internet protocol addresses and cookies are intrinsically personally identifiable information that is subject to privacy standards. We cannot assure you that our current policies and procedures would meet these restrictive standards. There are no specific laws restricting the use of such cookies in the United States; while some courts previously questioned whether placement of cookies on a user’s hard drive is permissible without the user’s consent, no liability has been found.  We post our privacy policy and practices concerning cookies and the use and disclosure of user data on our websites. Any failure by us to comply with our posted privacy policy, U.S. Federal Trade Commission requirements or other domestic or international privacy-related laws and regulations could result in proceedings by governmental or regulatory bodies that could potentially harm our business, results of operations and financial condition, or result in private civil actions for damages and equitable relief.

In this regard, there are a large number of legislative proposals before the European Union, as well as before the United States Congress and various state legislative bodies, regarding privacy and other issues related to our business. Other jurisdictions could also adopt laws and regulations that could adversely impact our company and business. It is not possible to predict whether or when such laws, regulations and legislation may be adopted, and certain proposals, if adopted, could harm our business through a decrease in user registrations and revenues. These decreases could be caused by, among other possible provisions, the required use of disclaimers or other requirements before users can utilize our services.

Israel

Our database, which includes a database of registered users, falls within the definition of a database that requires registration under the Israeli Protection of Privacy Law 1981. Maintaining a database other than in compliance with this law may subject the owner, holder, manager and operator to criminal liability and civil liability. We registered our database with the Data Base Registrar on June 20, 2004. BizChord's database, which includes financial information pertaining to the on-line purchase process, has been registered and is in the process of completing additional aspects of its database registration.

United States

The CAN-SPAM Act of 2003 is intended to regulate spam and create criminal penalties for unmarked and unsolicited email advertisements, sexually-oriented material and emails containing fraudulent headers. The USA Patriot Act is intended to give the government greater ability to conduct surveillance on the Internet by allowing it in certain cases to intercept communications regarding terrorism and compromises to national security.  The Digital Millennium Copyright Act (“DMCA”) is intended to reduce or shield the liability of online service providers for displaying content posted and created by third parties that contain copyright infringing materials, if the provider complies with certain policies, registers a DMCA agent with the U.S Copyright Office and adopts a “take-down” policy that is enforced. We do not presently offer such online provider services. The Children’s Online Protection Act, the Children’s Online Privacy Protection Act, and the Prosecutorial Remedies and Other Tools to End Exploitation of Children Today Act of 2003, are intended to restrict the distribution of certain materials deemed harmful to children and impose additional restrictions on the ability of online services to collect user information from minors without verifiable parental or guardianship consent. In addition, the Protection of Children from Sexual Predators Act of 1998 requires electronic communication service and remote computing service providers to report to law enforcement agencies any knowledge of facts or circumstances from which a violation of specified offenses involving child pornography is apparent. Almost all the states in the United States have data security breach laws that impose various requirements on service providers to report to state attorneys general and send notices to affected consumers in the event of a breach of security of network and computer systems that compromise a user’s personal financial and other information, such as social security numbers and financial information. A national data breach notification bill is pending before the U.S. Congress, which if enacted into law, would likely supersede the numerous state notification laws.

United Kingdom and European Union

Under the U.K. Data Protection Act and the European Union Data Protection Directive, a failure to ensure that personal information is accurate and secure or a transfer of personal information to a country without adequate privacy protections could result in criminal or civil penalties. Such legislation may impose significant additional costs on our business or subject us to additional liabilities. On November 25, 2009, EU Directive 2009/136/EC was enacted, which amended certain prior directives affecting online service providers respecting the processing of personal data and the protection of privacy in the electronic communications sector; how this new directive may affect our operations in the European Union remains unknown until member states pass their own implementing legislation.

C.           ORGANIZATIONAL STRUCTURE

During 2006, we formed a wholly-owned subsidiary in Delaware, operating out of New York, for marketing and other activities, and formed another wholly owned subsidiary in Israel to acquire the business of our transaction processing provider, operating primarily out of Israel. In 2009 we refocused the transaction processing activity to deal exclusively with internally generated activity. The current activity in these subsidiaries is minimal. Except for such subsidiaries, we do not have other subsidiaries.

D.           PROPERTY, PLANTS AND EQUIPMENT

We lease our facility, located in Tel Aviv, Israel, pursuant to a lease that was entered into during 2006 and expires in 2011, with an option to extend the lease for 2 more years. The lease is for a total area of 1,700 square meters, at a monthly rent of approximately $22.9 per square meter.

We own 63 servers that are hosted in a server farm by Bezeq International Ltd., which we refer to herein as "Bezeq". Our servers include mainly web servers, application servers, ad servers, mail servers and database servers. Bezeq provides the Internet and related telecommunications services, including hosting and location facilities, needed to operate our website. Bezeq is Israel’s largest provider of such services and is a member of Bezeq Group, Israel’s national telecommunications provider. Bezeq provides these services through standard purchase orders and invoices. We add servers and expand our systems located at their facilities as our operations require, and are currently looking into possibly replacing Bezeq with an alternative service provider available in Israel. We believe there are many alternative providers of these services both within and outside of Israel.

ITEM 4.A                      UNRESOLVED STAFF COMMENTS

             Not applicable.

ITEM 5.                        OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes to the financial statements included elsewhere in this annual report. In addition to historical financial information, the following discussion and analysis contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, without limitation, statements regarding the Company’s expectations, beliefs, intentions, or future strategies that are signified by the words “expects,” “anticipates,” “intends,” “believes,” or similar language. These forward looking statements involve risks, uncertainties and assumptions. Our actual results and timing of selected events may differ materially from those anticipated in these forward looking statements as a result of many factors, including those discussed under “Item 3.D Risk Factors” and elsewhere in this annual report.

A.           OPERATING RESULTS

Overview

We design and market an integrated suite of customized and entertaining email software products, a graphic add-on to instant messaging software, wallpaper and screensaver software, and software for presenting digital personal photos for the consumer or home user markets. We believe we are a global technology leader in enriching email interactions by offering users the ability to design highly personalized email presentations. We believe that our innovations in entertaining email technology and graphic instant messaging capabilities, along with our large collection of multimedia content for email and instant messaging communication, have made our website one of the top Internet destinations in the world for downloading entertaining email solutions.

Since we began operations in 2000, we have recorded over 125 million registered downloads of our free products in more than 100 countries, and in 2009, we recorded an average of approximately 1.8 million registered downloads each month. As of December 31, 2009, we had approximately 11 million active users, and currently, our email users send over 300 million IncrediMail® emails each month. We define an “active” user as any user who has performed any activity using any IncrediMail® product or service, including opening or sending emails using IncrediMail®, sending a message utilizing our HiYo tool, downloading content or updating the product, in the 30 days prior to the measurement date. Our users use our products for as long as six years, based on current statistics (this estimate has been adjusted upwards over the past three years). Through December 31, 2009, we have sold approximately 2 million products and content licenses worldwide to our registered users. We believe our historical track record of our users accepting and utilizing the search properties we offer, as well as converting registered users to purchasing customers, represents a convincing validation of our business strategy.

Prices and license fees for our products vary based on market, length of license period and whether the products are offered together. Our prices and fees range from less than $10 to about $60. These prices are subject to market conditions and can vary in currencies, other than the US dollar.  We are not aware of inflation or a fluctuation in foreign currency exchange rates having a material effect on our revenues.

Revenues

We generate our revenues primarily from two major sources: (i) advertising, primarily through search generated revenues and other services, and (ii) software products and solutions, licensing our IncrediMail® Premium, email software, other add-on subscriptions and licenses and our anti-spam solution. In addition, we generate revenues from advertising in our email client, our content database and on our website, as well as a collaboration arrangement with a websites operator who uses our Incredi brand name and to whom we refer users, IncrediGames.com, an online computer games site. The following table shows our revenues by category (in thousands of US Dollars):

	Year Ended December 31,
	2007	2008	2009
Advertising, primarily through search, and other services	$9,597	$12,748	$20,478
Products	9,078	9,158	6,717
Total revenues	$18,675	$21,906	$27,195

Cost of Revenues

Our cost of revenues consists primarily of salaries and related expenses, license fees and payments for content and server maintenance, all related to our product revenues. Our revenues relating to advertising, primarily search, do not have direct cost associated with them.

Research and Development Expenses

Our research and development expenses consist primarily of salaries and other personnel-related expenses for employees primarily engaged in research and development activities. We expect our research and development expenditures, which had increased as percentage of sales during the second half of 2009, to remain at a level of a similar percentage of sales, increasing only to enable us to pursue our current strategy of increasing downloads, reducing churn and continuing to enhance our existing suite of products.

Selling and Marketing Expenses

Our selling and marketing expenses consist of customer acquisition expenses, salaries and other personnel-related expenses for employees primarily engaged in marketing activities, credit card commissions and fees to our payment gateway providers that provide secure Internet payment processes. Credit card commissions vary between 1.9% and 3.0% based on the credit card, currency of payment and location of clearing agency. Having completed the initial market penetration of HiYo, our instant messaging add-on, in 2008, we reduced the level of expenditure at the onset of 2009, and believe it will not return in 2010 to the level of 2008, although it may fluctuate in light of the then current market conditions and our marketing efforts.

General and Administrative Expenses

Our general and administrative expenses consist primarily of salaries and other personnel-related expenses for executive, accounting and administrative personnel, professional fees and other general corporate expenses. We do not currently expect a significant increase in our general and administrative expenses in 2010.

Income Tax Expense (Benefit)

In 2001 and 2003, we were granted the status of “Approved Enterprise” and in 2008 we received approval for continued “Beneficiary Enterprise” status, all with respect to three separate investment programs, entitling us to a tax exemption for a period of two years and to a reduced tax rate of 10%-25% for an additional period of five to eight years (depending on the level of foreign investment in our Company). The “Approved Enterprise” status and the “Beneficiary Enterprise” status allow for 0% corporate tax for a limited period of time on undistributed profits generated from operations, and preferential taxation of the distributed portion, requiring regular Israeli corporate tax on income generated from other sources. To the extent the Company distributes dividends from profits generated under this program, as it has in 2009, the distributed sum would benefit only partially from this program. See “Israeli Taxation—Law for the Encouragement of Capital Investments, 1959” and Item 8. Financial Information A. Consolidated Statements and Other Financial Information - Policy on Dividend Distribution, for more information about these programs and the Company’s dividend policy.

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

In accordance with ASC 605-50, "Customer Payments and Incentives"( formerly EITF No. 01-9) the Company accounts for cash consideration given to customers, for which it does not receive a separately identifiable benefit or cannot reasonably estimate fair value, as a reduction of revenue rather than as an expense.

Revenues from email software license sales are recognized when all criteria outlined in ASC 985-605, "Software – Revenue Recognition", (formerly Statement of Position ("SOP") 97-2, as amended), are met. Revenues from software license are recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable and collectability is probable.

For substantially all of our software arrangements, we evaluate each of these criteria as follows:

Evidence of an arrangement: We consider a clicking on “acceptance” of the agreement terms to be evidence of an arrangement.

Delivery: Delivery is considered to occur when the license key is sent via email to the customer or alternatively the customer is given access to download the licensed key.

Fixed or determinable fee: Fees are determinable at the time of sale. Customers are charged immediately through credit cards. In addition, the fees are subject to a refund policy period, currently up to 30 days.

Collection is probable: We are subject to a minimal amount of collection risk related to software sold to our customers as these are obtained through credit card sales.

Revenues from licensing The Gold Gallery content database are recognized over the term of the licensing period. We offer one year, two year and lifetime licenses for The Gold Gallery content database for a one-time, upfront payment. The different term licenses constituted less than 5% of our revenues in 2009. Our estimation of the lifetime usage of The Gold Gallery is six years and is based on historical data collected. We continually track usage patterns, and as we gather more user information, we may update this estimated useful life. If the lifetime usage of The Gold Gallery is demonstrated to be shorter or longer than the current estimate, we would recognize revenues earlier or later. Based on our current revenue streams, such an adjustment would not have a significant effect on our revenues.

Revenues from our JunkFilter Plus solution are recognized over the one year term of the license.

Our deferred revenue consists of the unamortized balance of The Gold Gallery and the JunkFilter Plus license fees, which totaled $3.9 million as of December 31, 2009, of which $2.3 million was classified as short-term deferred revenues and the balance as long-term deferred revenue on our balance sheet.

With regard to arrangements involving multiple elements, our revenues are allocated to the different elements in the arrangement under the "relative fair value method" when Vendor Specific Objective Evidence ("VSOE") of fair value exists for all elements. Under the relative fair value method, we recognize and defer revenue proportionally based on the fair value of its delivered and undelivered elements, when the basic criteria in ASC 985-605 have been met. Any discount in the arrangement is allocated pro rata to the different elements in the arrangements.

Collaboration arrangements are established with other websites who use our brand name Incredi and to whom we refer users. Under the agreement the collaborators provide their products and services and manage, host and maintain the websites that provide games or matchmaking services to Internet users, using our Incredi brand for the domain names IncrediGames.com and IncrediMailPersonals.com and our website’s graphical external envelop. We promote these websites, among other things, through promotions on our website and email client. In consideration for our brand and promotional activity, we are entitled to share the net or gross revenues, (as provided in each agreement), generated from these websites, including subscription and advertising fees. Revenues from these collaboration arrangements are recognized when earned and based on reports received from the collaborating party.

Stock-Based Compensation

On January 1, 2006, we adopted ASC 718, "Compensation – Stock Compensation", (formerly SFAS No. 123(R)) which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees and directors. As of December 31, 2009, the total compensation cost, related to options granted to employees, not yet recognized, amounted to $1.2 million. This cost is expected to be recognized over a weighted average period of 2.2 years. Our stock-based compensation to employees was allocated as follows (in thousands):

	Year Ended December 31,
	2007	2008	2009
Cost of revenues	$11	$16	$20
Research and development	79	293	169
Selling and marketing	60	137	161
General and administrative	524	584	322
Other charges	-	135	-

Determining the appropriate fair value model and calculating the fair value of stock-based awards, which includes estimating stock price volatility, forfeiture rates expected lives and dividend yield, requires judgment and could materially impact our operating results.

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

On January 1, 2007, we adopted ASC 740 with respect to uncertain tax positions (formerly FASB Interpretation No. 48, ("FIN 48"), which contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with ASC 740, "Income Taxes" (formerly SFAS No. 109). The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. Prior to January 1, 2007, we estimated our uncertain income tax obligations in accordance with ASC 740 and ASC 450 "Contingencies" (formerly SFAS 5).

We recorded interest on taxes paid late as tax expenses. Adoption of the recognition and measurement provisions of ASC 740 with respect to uncertain tax positions (formerly FIN 48) did not have an impact on our policy for interest related to income tax exposures.

Impairment of investments in marketable securities.

On April 1, 2009, we adopted a new guidance that changed the impairment and presentation model for our available for sale debt securities. Under the amended impairment model, an other-than-temporary impairment (OTTI) loss is recognized in earnings if the entity has the intent to sell the debt security, or if it is more likely than not that it will be required to sell the debt security before recovery of its amortized cost basis. However, if an entity does not expect to sell a debt security, it still needs to evaluate expected cash flows to be received and determine if a credit loss exists. In the event of a credit loss, only the amount of impairment associated with the credit loss is recognized currently in earnings. Amounts relating to factors other than credit losses are recorded in other comprehensive income.

Upon adoption of the new guidance, we reclassified a non-credit related amount of $210 thousand net of tax for OTTI losses recognized in earnings prior to April 1, 2009, as a cumulative effect adjustment that increased retained earnings and decreased other comprehensive income (OCI) at April 1, 2009.

Prior to April 1, 2009, we reviewed various factors in determining whether we should recognize an impairment charge for our marketable securities, including our intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value, the length of time and extent to which the fair value has been less than our cost basis, the credit ratings of the securities and the financial condition and near-term prospects of the issuers.

Impairment of Long-Lived Assets.

Our long-lived assets include property and equipment and other intangible assets. In assessing the recoverability of our property and equipment and other intangible assets, we make judgments regarding whether impairment indicators exist based on legal factors, market conditions and operating performances of our business and products. Future events could cause us to conclude that impairment indicators exist and that the carrying values of the intangible assets are impaired. Any resulting impairment loss could have a material adverse impact on our financial position and results of operations.

We are required to assess the impairment of long-lived assets, tangible and intangible, other than goodwill, under ASC 360, "Property Plant and Equipment" (formerly SFAS No. 144) on a periodic basis, when events or changes in circumstances indicate that the carrying value may not be recoverable. Impairment indicators include any significant changes in the manner of our use of the assets or the strategy of our overall business, significant negative industry or economic trends and significant decline in our share price for a sustained period.

Upon determination that the carrying value of a long-lived asset may not be recoverable based upon a comparison of aggregate undiscounted projected future cash flows to the carrying amount of the asset, an impairment charge is recorded for the excess of fair value over the carrying amount. We measure fair value using discounted projected future cash flows.

Recently issued accounting pronouncements.

See Item 18. Financial Statements. Note 2(w).

The following table sets forth, for the periods indicated, our statements of operations expressed as a percentage of total revenues (the percentages may not equal 100% because of the effects of rounding):

	Year Ended December 31,
	2007		2008	2009
Revenues from advertising, primarily search, and other services	51%		58%	75%
Revenues from products	49		42	25
Revenues, net	100%		100%	100%
Cost of revenues	9		8	6
Gross profit	91		92	94
Operating expenses
Research and development costs	33		35	22
Selling and marketing expenses	25		34	18
General and administrative expenses	20		17	12
Goodwill impairment and other charges	1		5	-
Total operating expenses	79		91	52
Operating income	12		1	42
Financial income (expense) and other, net	(19)		21	-
Income (loss) before taxes on income	(7)		22	42
Income tax expense	8		1	13
Net income (loss)	(15	) %	21%	29%

As shown in the above table, our operations are characterized by high margins, which are attributable mainly to two factors: (i) we do not have manufacturing costs for our products, and (ii) we sell our products online and rely primarily on viral marketing. Our operating margins increased in 2009, in comparison to 2008 and 2007 primarily as a result of refocusing on our core competencies, terminating and suspending others, reducing our R&D and Marketing investments, as well as our decreased investment in customer acquisition expenses, once having achieved our targeted level of market penetration for our instant messaging product, HiYo, introduced in 2008.  We remain focused on maintaining this cost structure and general level of profitability going forward, although we may experience fluctuations reflecting market conditions and our efforts to maintain and even increase our products’ downloads and market share.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Revenues from advertising, primarily search, and other services. These revenues increased by 61%, from $12.7 million in 2008, to $20.5 million in 2009. The increase in revenues was due to an $8.2 million increase in search generated revenues, partially offset by a $0.5 million decrease in other advertising and other revenues. In 2009 we continued to collaborate with two search providers; with approximately 88% of search generated revenues being provided by our partnership with Google and the remaining 12% coming from other search providers, primarily InfoSpace. The continued increase in search generated revenues reflects the success of our strategy to leverage our large user base, primarily those using our free products. In 2010 we expect to further increase, while diversifying, our search generated revenues through our continued market penetration of HiYo, adding our PhotoJoy user base and additional search assets.  In addition, we will invest in increasing other advertising based revenues from affiliates other than companies powering search.

Revenues from products. These revenues decreased from $9.2 million in 2008 to $6.7 million in 2009.  We believe this decrease is attributable to the decreasing popularity in purchasing downloadable software and the effect of the economic downturn in 2009 had on discretionary purchases.  We believe that in 2010 we will be able to reverse this trend and see some growth in product sales, as a result of increased marketing efforts and an improvement in the economic environment.

Cost of revenues. Cost of revenues from products in 2009 was $1.6 million, as compared to $1.8 million in 2008.  This decrease was primarily a result of a reduction in compensation expenses, as well as the aforementioned decrease in product sales and their associated costs.  As a result of the increasing portion of revenues attributable to search and the decrease in direct costs, the gross profit margin in 2009 increased to 94%, as compared to 92% in 2008. As search generated revenues continue to account for a growing portion of our revenues, we expect the gross profit margin to remain at its current level.

Research and development expenses (“R&D”). R&D decreased by $1.6 million, from $7.6 million in 2008 to $6.0 million in 2009. This was a result of our refocusing our activities on our core competencies discontinuing some projects and freezing others. After releasing PhotoJoy in 2008, in 2009 we suspended most of the development and marketing costs related to this product, until the viral marketing aspects were achieved.  In addition, in August 2009 we released a substantially new version of our back-bone email client product IncrediMail®, enabling us to further reduce some of our development costs.  As a result of the above, as a percentage of revenues, R&D decreased from 35% in 2008 to 22% in 2009.  We expect our research and development expenditures to remain as a percentage of sales, at the general current level of the last couple of quarters, increasing only to enable us to pursue our current strategy for increasing downloads, reducing churn and continue enhancing our existing suite of products.

Selling and marketing expenses. Selling and marketing expenses, decreased by $2.5 million, or 34%, from $7.3 million in 2008 to $4.8 million in 2009. This decrease was primarily attributable to a $2 million decrease in customer acquisition expenses, from $3.8 million in 2008 to $1.8 million in 2009, as well as a $0.5 million decrease in other marketing expenses as we refocused our activities.  The reduction in customer acquisition expenses was a result of having achieved the market penetration objectives for HiYo by the end of 2008 and a reduced level of other customer acquisition costs reflecting the economic environment and our focusing on profitability.

General and administrative expenses (“G&A”). G&A decreased from $3.8 million in 2008 to $3.3 in 2009. As a percentage of sales, G&A decreased from to 17% in 2008 to 12% in 2009, and we expect to be able to maintain a similar level of G&A expenditure as a percentage of sales in 2010.

Goodwill impairment and other charges. In 2008 the Company realigned its strategy and decided to focus on its core competencies. As a result it reorganized and suspended certain activities. These expenses included $0.5 million compensation expenses, $0.1 million goodwill impairment and $0.5 million of other expenses related to activities suspended.  As this effort was completed, there were no similar expenses in 2009.

Financial income, net. We recorded $0.1 million, net, in financial income in 2009, compared to $4.5 million in 2008.  The sum in 2008 was primarily due to receiving in the last quarter of 2008 the proceeds from the sale of an Auction Rate Security, which had been written-off in the fourth quarter of 2007, and recorded as a gain upon receipt in 2008. In light of the economic situation in general and the financial markets in particular, we have further tightened our investment policy so that a majority of our investments are in US treasury or US government backed securities, with the balance in debentures of a limited sum and relatively short-term maturity, rated at A and higher and dollar denominated or linked. As a result, the returns on our portfolio have been minimal.  Assuming interest rates and the financial environment does not change drastically we expect the current rate of return to continue going forward.

Income before Tax. The income before tax in 2009 was $11.6 million, compared to income before tax in 2008 of $4.7 million. While the income before tax in 2009 was attributable to profit from operations, in 2008 this income was primarily attributable to the aforementioned $4.5 million financial income.

Taxes on Income. Income tax in 2009 was $3.6 million compared to $0.3 million in 2008. Our effective tax rate in 2009 was 31%, reflecting our decision to institute a dividend distribution policy, distributing at least 50% of net income as a dividend, starting 2009.  In 2009 we distributed a dividend totaling $8.5 million, of which $3.8 million was on account of net income on 2009.  As a result of the distribution of dividends and our accounting for this policy, we are not able to take full advantage of the tax reduced tax rates afforded Approved Enterprises.  We expect to continue to distribute dividends and therefore the effective tax rate to remain at a similar level in 2010.  The low taxes on income and effective tax rate in 2008 was due to the fact that the income before tax in 2008 was primarily due to the proceeds from selling an Auction Rate Security at cost, for which no tax was incurred.

Net Income. The Net Income in 2009 was $8 million compared to Net Income of $4.4 million, in 2008. As described above, while the net income was attributable to profit from operations, offset by a higher effective tax rate, net income in 2008 was primarily attributable to financial income recognized from the sale of the Auction Rate Security.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Revenues from advertising, primarily search, and other services. These revenues increased by 33%, from $9.6 million in 2007 to $12.7 million in 2008. The increase in revenues was due to a $3.9 million increase in search generated revenues, partially offset by a $0.8 million decrease in other advertising and other revenues. In 2008 we diversified our collaboration with search providers, with approximately 90% of search generated revenues being provided by our partnership with Google and the remaining 10% coming from other search providers, primarily InfoSpace. The continued increase in search generated revenues reflects the success of our strategy to leverage our large user base, primarily those using our free products.

Revenues from products. These revenues remained relatively stable, increasing less than $0.1 million. We believe the decrease in growth is attributable to decreasing popularity in purchasing downloadable software, general market conditions and the need to offer a more current application.

Cost of revenues. Cost of revenues from products in 2008 was $1.8 million, increasing by less than $0.1 million, compared to 2007 and as a result, the gross profit margin in 2008 increased to 92%, as compared to 91% in 2007. The increased gross profit margin was a result of the increased portion of search generated revenues, which have no direct costs associated with it, as part of total sales. As search generated revenues continue to account for a growing portion of our revenues, we expect the gross profit margin to remain at its current level and as long as this remains the trend, possibly to further improve.

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

Financial income (expense), net. We recorded $4.8 million, net, in financial income from receiving in October 2008 the proceeds from the sale of an Auction Rate Security, which had been written-off in the fourth quarter of 2007. This income was partially offset by $0.3 million of finance expenses, resulting primarily from negative net returns on our investments in 2008. In light of the economic situation in general and the financial markets in particular at the time, we changed our investment policy so that a majority of our investments were in US treasury or US government backed securities, with the balance in debentures of a limited sum and relatively short-term maturity, rated at AA and higher and dollar denominated or linked. More recently, we updated our investment policy to allow for investment in debentures which are rated A as well as AA and higher.

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

Net Income (Loss). The Net Income in 2008 was $4.4 million, compared to a Net Loss of $2.8 million in 2007. The Net Income in 2008 was primarily attributable to the aforementioned financial income from the sale of our Auction Rate Security. The Net Loss in 2007 was primarily attributable to the $4.9 million other-than-temporary loss from our investment, and creating valuation allowance against the deferred tax asset from that expense.

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

As of December 31, 2009, we had working capital of $26.8 million and our primary source of liquidity was $29.6 million in cash, cash equivalents and marketable securities.  As of December 31, 2008, we had working capital of $25.1 million and our primary source of liquidity was $26.6 million in cash, cash equivalents and marketable securities. The increase in working capital and cash, cash equivalents and marketable securities was primarily due to the $10.7 million from operating activities, less $8.5 million distributed as dividends in 2009.

We believe that our cash balances and cash generated from operations will be more than sufficient to meet our anticipated cash requirements for at least the next 12 months.

Net Cash Provided By Operating Activities. Net cash provided by operating activities was $3.8 million, $0.9 million and $10.7 million for 2007, 2008 and 2009, respectively. The change in net cash provided by operating activities reflects primarily net income of $8.0 million, $1.6 million non-cash expenses, net and $1.1 million non-cash increase in working capital.

Net Cash Provided By (Used In) Investing Activities. Net cash provided by (used in) investing activities was ($7.9) million, $3.0 million and $13.5 million in 2007, 2008 and 2009, respectively. In 2008 and 2009, net cash provided by investing activities consisted primarily from the net proceeds from the sale of marketable securities and short term deposits of $3.8 million and $13.9 million, net of $0.6 million and $0.5 million investment in property and equipment, in 2008 and 2009, respectively.

Net Cash Provided by (Used In) Financing Activities. Net cash provided by (used in) financing activities was $0.3 million in 2007, ($0.7) million used in 2008, primarily for the repurchase of the Company’s shares, and ($7.6) million used in 2009, primarily $8.5 million distributed as a dividend, net of $1.0 million received from the exercise of options.

C.           RESEARCH, DEVELOPMENT, PATENTS AND LICENSES, ETC.

Our research and development activities are conducted internally by our Chief Technology Officer and a 59  person research and development staff. Our research and development efforts are currently focused on upgrading the software and new features for IncrediMail and HiYo products. In 2009 we released the full version of IncrediMail, which improves the graphics and numerous user- friendly functions, bringing a much more graphically advanced user interface. In addition, we released new versions of our HiYo product supporting the Yahoo! Messenger and AIM platforms.

Our research and development expenditures were $6.1 million, $7.6 million and $6.0 million in the years ended December 31, 2007, 2008 and 2009, respectively. We intend to continue our investment in product development at a level similar to that of 2009, increasing nominally to facilitate the increase in our product downloads.

D.           TREND INFORMATION

Sales. The increase in sales in 2009 compared to 2008 was due to the continued increase in search generated revenues, partially offset by a decrease in product sales.  A substantial part of this increase was attributable to HiYo as we introduced search generated revenues through that application in the beginning of 2009. Search revenues from HiYo increased with the increasing number of downloads. However, as expected the demographic make-up of the HiYo user base provides for a higher level of search activity, albeit at a lower level of monetization than IncrediMail Xe users, so the growth in revenues is search activity is faster than in revenues.  As HiYo accounts for an increasing percentage of our revenues, we expect this trend to continue going forward, with revenues per company-wide average user expected to decline.  We continue to believe that the potential for growth in search generated revenues is much greater than product sales.  To offset the increasing dependency on search generated revenues, we will be investing efforts to diversify our revenue base, including the increase of other advertising revenues from affiliates and others, as well as the increase of our product sales marketing efforts, based on our recently introduced IncrediMail 2, and possibly other premium products.

R&D. R&D expenses decreased in 2009 significantly, after years of increases. In 2010 we will continue to invest in new HiYo’s compatibility to new platforms.  With the trend of social networks increasing market share in instant messaging, as described below, we plan on developing HiYo for chatting on Facebook and possibly other social networks.  In addition, in our effort to increase the amount of time our user spends in the IncrediMail environment, we plan on enabling the users of our IncrediMail email client to access other user applications, such as Facebook, PicasaWeb and others, from within the email client.  As a result, we expect R&D expenses to increase in 2010, while still remaining well below the level experienced in 2008.

Sales and marketing expenses. Our sales and marketing expenses decreased significantly in 2009, after increasing in 2007 and 2008.  This was a result of our reducing customer acquisition expenses dramatically in 2009, after having achieved our download goals for HiYo at the end of 2008.  In addition, we reduced our other marketing expenses by focusing on our existing suit of products.  In 2010 we expect to continue with this strategy; increasing customer acquisition costs only to the extent we believe it necessary to achieve market penetration of our products on new platforms.  However, we can expect a certain increase in marketing expenses in order to diversify our revenue base and increase revenues outside of search, such as from advertising and affiliates.

General and administrative expenses. G&A expenses decreased as well in 2009.  This decrease was a result of our reorganizing activities in 2008 focusing on our core competencies.  We plan on maintaining this level of expenditure going forward, with G&A expenses accounting for approximately 12% of revenues.

Industry trends expected to affect our revenues, income from continuing operations, profitability and liquidity or capital resources:

1.
In recent years, we have witnessed an increase in the use of web-based e-mail solutions such as Microsoft Hotmail and Yahoo! Mail. Google’s Gmail, a relatively new addition to this market, is becoming increasingly popular, and home users are gradually choosing Gmail as their preferred web-based solution over other solutions. Unlike Hotmail and Yahoo! Mail, which do not support the POP3 mail protocol and are therefore not compatible with e-mail clients, Gmail fully supports POP3 and is compatible with e-mail clients such as IncrediMail®. We believe that IncrediMail will benefit from Gmail's growing popularity, as users are able to access their Gmail accounts via IncrediMail®.

2.
The storing of digital photos on personal computers, and on photo hosting sites such as Flickr.com, has increased substantially in recent years. The convenience of such online storage of photos has caused a decrease in usage of regular printed picture albums. However, a problem often experienced by people that store their photos on their hard disk or on a photo-hosting site is that they simply do not enjoy their photos as they had previously. In the past, people spent time looking through their photo albums, but today photos are saved in a computer folder and easily forgotten about or lost. Access to photos saved on personal computers is not immediate and is somewhat tedious; hence, old favorite photos are neglected over time. PhotoJoy, which we have completed developing, is aimed to address this problem, by enabling users to enjoy all the photos that they have stored on their computer or online using new capabilities, with no effort from the user. Photos can be revealed on the users' desktop constantly, in more creative and high-quality ways than those available on the web. Some examples of PhotoJoy's features are 3D Photo Screensavers showing the users' photos and enriched with a variety of styles and designs, fun desktop widgets that display users' photos in creative and playful ways (nicknamed "PhotoToys"), and Collage Wallpapers presenting photos within various themes, sceneries, and illustrations. In addition, the software lets users take photos stored on other photo web sites (such as Flickr and Picasa) and enjoy them using PhotoJoy’s fun capabilities.

3.
In recent years, we have witnessed an increased use by younger customers of Instant Messaging and various social networks as their preferred means of communication. In May 2008 we launched HiYo, a graphic and communication enhancement tool for instant messaging products, which is aimed to enhance the Instant Messaging experience and make it much more enjoyable for today's teens and young adults. HiYo offers IncrediMail's high-quality creative content incorporated seamlessly within most of the major instant messaging platforms, thus enabling users to customize and personalize their conversations, express themselves and most importantly generate enjoyment from chatting with friends on these platforms. We believe that HiYo, which is aimed to the younger audience, will enable us to effectively reach this significant demographic segment. Since its launch in May 2008, the number of registered downloads has passed 8.5 million.

4.
With the growing usage of e-mail as a form of daily communication, spam has become a major threat to home users, and as a result methods of blocking and avoiding spam have become commonly used by home users. As e-mail usage is continuing to grow with time, so is the usage of Anti-Spam mechanisms. IncrediMail's subscription-based anti-spam tool, JunkFilter Plus created especially for IncrediMail’s e-mail client, blocks such Spam from entering IncrediMail® users' Inboxes. As Spam threats are consistently increasing, we believe that the need to purchase IncrediMail's Anti-Spam mechanism will sustain the current level of revenue from sales of our JunkFilter Plus product.  However, offsetting this effect is the trend of  freely available anti-spam services by large web based email providers such as Gmail by Google, HotMail by Microsoft and others. We believe this already has had a negative effect on our revenues from JunkFilter subscriptions, and could continue going forward.

5.
There has been a growing usage of portable platforms bridging between the mobile phone and the PC, enabling users to enjoy a more graphic and creative experience, while not requiring a PC.  This trend is most prominent with the advent of the iPhoneTM and since then other similar “smart phone” products.  Although this trend is attracting an increasing portion of the market, we believe that particularly with regard to our demographic, the PC environment will remain the predominant platform for managing emails in the near future.

6.
Recently there has been a trend of market leaders in different areas to incorporate services from other areas. An example of this has been the social network leader Facebook with their increasing penetration into instant messaging and now email.  This trend has caused us to focus efforts in accommodating the Facebook platform, but could radically change the competition and integration scenario for the Company.

7.
As over 75% of our revenues are search generated, we are affected by the general trends and metrics of the search revenue market.  One of the most significant metrics is the cost per click (“CPC”) rate.  In an economic downturn, the amount advertisers are willing to pay naturally declines, reducing the CPC rate and subsequently our revenues.  The CPC rate has fluctuated dramatically over the past months and it is difficult to predict a specific trend in this important metric going forward.

8.
There have also been conflicting trends regarding the enabling of multiple product offerings during the download process of a particular product chosen by users.  Some companies perceive that method of offering to be less user-friendly and as such there is a trend for not enabling or hampering the download of products not proactively chosen by the user.  A reverse trend, sometimes employed even by the same companies, is to continue, and sometimes even more aggressively employ this method of marketing, as the search market becomes more competitive. It is difficult to predict at which point these conflicting tends will reach equilibrium.

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

F.           TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes our contractual commitments as of December 31, 2009 and the effect those commitments are expected to have on our liquidity and cash flow in future periods:

		Payments Due by Period
Contractual Commitments	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
Accrued severance pay	$1,390	$-	$-	$-	$1,390
Uncertain Income Tax Positions(*)	1,341
Operating leases	1,135	620	$515	-	-
Total	$3,866	$620	$515	$-	$1,390

(*) Uncertain income tax positions are due upon settlement and we are unable to reasonably estimate the ultimate amount or timing of settlement. See Note 9(f) of our Consolidated Financial Statements for further information.

ITEM 6.                      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our executive officers and directors as of March 24, 2010:

Name	Age	Position
Ofer Adler	39	Chief Executive Officer, Chief Product Officer and Director
Li Carmel	37	Vice President – Human Resources
Arik Czerniak	34	Director
Tamar Gottlieb	53	Director and Chairperson of the Board
Yuval Hamudot	36	Chief Operating Officer and Chief Technologies Officer
Jeff Holzmann	35	Executive Vice President – Delaware subsidiary
David Jutkowitz *	59	External Director, member of Audit Committee
Yacov Kaufman	52	Chief Financial Officer
Avichay Nissenbaum *	43	External Director, member of Audit Committee
Arik Ramot	58	Director, member of the Audit Committee
Yair M. Zadik	53	Director
_______________
* “Independent” for Nasdaq Stock Market purposes.

Yair M. Zadik was initially appointed to the board by our founders, Ofer Adler and Yaron Adler, pursuant to provisions of the articles of association that were in effect prior to our initial public offering. Tamar Gottlieb was initially appointed to the board by the board of directors, and her service was recently renewed for another three year term by the shareholders in December 2009. David Jutkowitz and Avichay Nissenbaum were elected to serve as our external directors by our shareholders as required by Israeli law. No shareholder has special voting rights with respect to the election of directors or otherwise.

Ofer Adler co-founded IncrediMail and has been our Chief Product Officer, a director since our incorporation and since February 5, 2008,  serves as the Company's Chief Executive Officer. As a Chief Executive Officer he is responsible for our day-to-day operations, business development and the overall management of IncrediMail. As a Chief Product Officer he had overall responsibility for the design and development of IncrediMail products, website and graphic content. Mr. Adler had direct responsibility for the design of all major IncrediMail applications and websites. Before co-founding IncrediMail, Mr. Adler worked as a trader and portfolio manager at Clal Insurance from 1997 to 1999, and as a trader and technical analysis expert at Batucha, Israel’s largest private brokerage firm, from 1994 to 1997.

Li Carmel joined us in November 2009 and serves as Vice President of Human Resources.  Li brings with her more than ten years of experience in Human Resources management positions in the Hi-Tech industry. She served as VP of Human Resources at Surf Communications Ltd., as Human Resources Manager at Radware Ltd., and held HR positions at Nice Systems Ltd. and Orbotech Ltd. Li holds a B.A in Psychology and Philosophy, and an M.B.A. from Tel-Aviv University.

Arik Czerniak was elected director in December 2009.  Arik is a veteran internet entrepreneur and a founder of several consumer focused internet startups. He spent 4 years as founding CEO of Metacafe Inc., one of the world’s largest privately held video sites, with 50 million monthly visitors. Before becoming an entrepreneur, Arik spent 10 years in the Israeli Air Force - first studying for a BA in mathematics, physics and computer sciences at the Talpiot R&D officers project, and later serving as a fighter pilot. Arik also holds an MBA in finance and banking.

Tamar Gottlieb has served as our director since 2001 and became Chair of the Board of Directors on February 3, 2006, the closing date of our initial public offering. She is a Managing Director of Harvest Capital Markets Ltd., an investment banking and financial consulting firm that she founded in January 2001. Prior to 2001, Ms. Gottlieb held Managing Director or Senior Manager positions in several investment banking institutions, including Investec Clali – Management & Underwriting Ltd. (from July 1997 to January 2001), Oscar Gruss (1996) Ltd. (from February 1996 to May 1997) and Leumi & Co. Investment Bankers Ltd. (from 1980 to 1991). From August 1991 to June 1994, Ms. Gottlieb served as the Founding Managing Director of Maalot – The Israeli Securities Rating Company Ltd., Israel’s first credit rating agency. She currently serves as a board member of several Israeli public and private companies, including Emilia Development Ltd., Leumi Mortgage Bank Ltd., N.R. Spuntech Industries Ltd. and Reit 1 Ltd.  In the past she has also served as a director of, among others, El Al Israeli Airlines Ltd. and “Dan” the Company for Public Transport Ltd.  Ms. Gottlieb has a B.A. in international relations from the Hebrew University of Jerusalem and an M.A. in economics from Indiana University.

Yuval Hamudot is our Chief Operating Officer(COO)  and Chief Technology Officer .(CTO) Yuval was appointed COO in March 2010 and has been CTO since March 2007.  As CTO, Yuval  is responsible for the technological design and development of our products and online system. In that capacity he manages our research and development team as well as our quality assurance and information technology departments. As COO, Yuval is also responsible for business intelligence and customer support.  Yuval joined us in 2000, and since 2003, and until his recent appointment, was Vice President – Research and Development. Prior to joining us, Mr. Hamudot worked for two years in the research and development at Commonsense Ltd., a software company that outsourced hi-end technology solutions. Mr. Hamudot served in the IDF computer unit ("Mamram") and has a B.Sc. in Computer Science from Tel Aviv University and an M.B.A. from Bar-Ilan University.

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

Yacov Kaufman was engaged to serve as our Chief Financial Officer in 2005. From 1996 to November 2005, Mr. Kaufman was the Chief Financial Officer of Data Systems & Software Inc. (OTCBB: DSSI.OB) that, through its subsidiaries, provides software consulting and development services and serves as an authorized dealer and a value-added-reseller of computer hardware. At Data Systems, Mr. Kaufman established and subsequently managed the accounting and financial departments of the company and its subsidiaries. His responsibilities included financial analysis and implementation of procedures for internal control over financial reporting. Mr. Kaufman also served as the comptroller of dsIT Technologies Ltd., a subsidiary of Data Systems since 1986, and as its Chief Financial Officer since 1990. From 1993 to 1999, Mr. Kaufman served as a director of Tower Semiconductor Ltd. (Nasdaq: TSEM), an integrated circuits manufacturer and then subsidiary of Data Systems & Software Inc. Mr. Kaufman is an Israeli Certified Public Accountant and has a B.A. in accounting and economics from the Hebrew University of Jerusalem and an M.B.A. in business finance from Bar-Ilan University.

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

B.           COMPENSATION

The aggregate direct compensation we paid to our officers as a group (5 persons) for the year ended December 31, 2009, was approximately $1.2 million, which included approximately $0.1 million that was set aside or accrued to provide for pension, retirement, severance or similar benefits. This amount does not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses, and other benefits commonly reimbursed or paid by companies in Israel. We did not pay our officers who also serve as directors any separate compensation for their directorship during 2009, other than reimbursements for travel expenses.

The aggregate direct compensation we paid to our directors who are not officers for their services as directors as a group for the year ended December 31, 2009 was approximately $235 thousand. Directors are also reimbursed for expenses incurred in order to attend board or committee meetings.

As of March 24, 2010, there were outstanding options to purchase 206,415 ordinary shares granted to 10 of our directors and officers, at a weighted average exercise price of $5.56 per share. These options were granted under our 2003 employees share option plan (the “2003 Plan”).

The compensation of our directors who are not officers of our Company, including our external directors, was approved by the Company’s governing bodies, as required under the Israeli law In accordance with these resolutions, (i) annual gross compensation for independent directors is $25,000, and $500 per meeting, while other directors, who are not officers, receive $18,000, and $500 per meeting (plus V.A.T, if applicable) to be paid in four equal quarterly installments; (ii) a grant of options to purchase 10,000 of our ordinary shares, with the following terms:  (a) each option shall be exercisable for one ordinary share at an exercise equal to the closing price on the date of grant of the options, as reported by the Nasdaq Capital Market; (b) the options shall vest in four equal parts; and (c) any and all other terms and conditions pertaining to the grant of the options shall be in accordance with, and subject to, the "2003 Plan" adopted by IncrediMail in 2003 and our standard option agreement executed by each director and by IncrediMail promptly after the date of grant.

In accordance with the shareholders approval of December 27, 2007 each of the directors who is not an employee of the Company, receives for each year of service by such person as a director of the Company, an option to purchase 10,000 ordinary shares of the Company (in this subsection - the “Annual Grant”), under the following terms: (a) the Annual Grant shall be made immediately following the annual general meeting of the shareholders of the Company in the relevant year, commencing with the shareholders meeting held on December 27, 2007; (b) each option shall be exercisable for one ordinary share at an exercise price equal to the closing price of an ordinary share on the date of the annual general meeting of the shareholders of the Company upon which such option was granted, as reported by the Nasdaq Global Market; and (c) the options shall vest in four equal portions on each anniversary of the Annual Grant, commencing with the first anniversary. Any and all other terms and conditions pertaining to the grant of the options shall be in accordance with, and subject to, the 2003 Plan adopted by IncrediMail in 2003 and our standard option agreement. In accordance with this resolution, all directors that are not officers were granted 10,000 options on December 24, 2008 and on December 31, 2009, after the 2008 and 2009 annual general meetings.

On December 27, 2007, and following approval by our audit committee and board of directors, our shareholders approved a grant to Mr. Ofer Adler, of options to purchase 50,000 ordinary shares of the Company, under the following terms: (a) each option shall be exercisable for one Ordinary Share at an exercise price equal to the closing price of an ordinary share on December 27, 2007, as reported by the Nasdaq Global Market; and (b) the options shall vest in four equal portions on each anniversary of the date of approval of the grant, commencing with the first anniversary. Any and all other terms and conditions pertaining to the grant of the options hereunder shall be in accordance with, and subject to, the 2003 Plan adopted by the Company in 2003 and the Company's standard option agreement. See “Item 6.E Share Ownership - Employee Benefit Plans - The 2003 Plan” below.

On July 17, 2008, and following approval by our audit committee and board of directors, our shareholders approved a grant to Ms. Tamar Gottlieb of options to purchase 10,000 ordinary shares of the Company, under the following terms: (a) each option shall be exercisable for one ordinary share at an exercise price equal to the closing price of an ordinary share on July 17, 2008, as reported by the Nasdaq Global Market; and (b) the options shall vest in three equal portions on each anniversary of the date of approval of the grant, commencing with the first anniversary. Any and all other terms and conditions pertaining to the grant of the options hereunder shall be in accordance with, and subject to, the 2003 Plan adopted by the Company in 2003 and the Company's standard option agreement. See “Item 6.E Share Ownership — Employee Benefit Plans — The 2003 Plan” below.

On July 9, 2009, and following approval by our audit committee and board of directors, our shareholders amended the terms of options granted to the external directors and the directors of the Company.  In accordance with the amendment, our directors' recurring annual stock option grants now have a vesting period of three years (instead of four years) from the date of their annual stock option grant.  Also, upon termination or expiration of the applicable director's service with the Company, provided that the termination or expiration is not "for Cause" and not resulting from the director's resignation, the stock options granted to such director shall retain their original termination dates, and shall not terminate 90 days after the applicable termination date, and the next upcoming tranche of stock options, of each grant, that are scheduled to vest immediately subsequent to the termination date, if any, shall automatically vest and become exercisable immediately prior to the termination date.  In addition, to avoid a possible conflict of interest while discussing a Change of Control of the Company (which may result in the termination of the director’s term of office), all unvested options held by the director shall automatically vest and become exercisable upon such “Change of Control” event. “Change of Control” is defined for these purposes as: (i) merger, acquisition or reorganization of the Company with one or more other entities in which the Company is not the surviving entity, (ii) a sale of all or substantially all of the assets of the Company; (iii) a transaction or a series of related transactions as a result of which more than 50% of the outstanding shares or the voting rights of the Company are held by any party (whether directly or indirectly).

C.           BOARD PRACTICES

Board of Directors and Executive Officers

We are deemed a “limited liability public company” under the Israeli Companies Law. As a limited liability public company, we are managed by a board of directors and by our executive officers. Under the Israeli Companies Law and our articles of association, the board of directors is responsible, among other things, for:

●	establishing our policies and overseeing the performance and activities of our chief executive officer;

●	convening shareholders’ meetings;

●	preparing and approving our financial statements;

●	determining our plans of action, principles for funding them and the priorities among them, our organizational structure and wage policy and examining our financial status;

●	issuing securities and distributing dividends.

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

Our board of directors generally consists of seven directors, two of whom qualify as “external directors” for Israeli law purposes and have been determined by our board of directors to qualify as “independent” for Nasdaq Stock Market Purposes as well. Other than external directors, who are subject to special election requirements under Israeli law, our directors are elected in three staggered classes by the vote of a majority of the ordinary shares present and entitled to vote at meetings of our shareholders at which directors are elected. The members of only one staggered class will be elected at each annual meeting for a three-year term, so that the regular term of only one class of directors expires annually. At our annual general meeting held in 2007, the term of the second class, consisting of Ofer Adler and Yair M. Zadik, expired and they were re-elected at that meeting for a three-year term. At our annual general meeting held in 2008, the term of the third class, consisting of Gittit Guberman, expired, she did not stand for reelection and Arik Ramot was elected in her place for a three-year term. At our annual general meeting on December 31, 2009, the term of the first class, consisting of Tamar Gottlieb and Yaron Adler, expired, Tamar Gottlieb was reelected, Yaron Adler was not and Arik Czerniak was elected in his place for a three-year term. The external directors will not be assigned a class and will serve in accordance with Israeli law. On March 30, 2009 the term of one of our external directors, Mr. James H. Lee, expired and at the extraordinary shareholder meeting on July 9, 2009, Avichay Nissenbaum was elected as an external director for a three-year term. David Jutkowitz' term as an external director of the Company shall expire on December 2010, and in accordance with the Israeli Companies Law, may be extended for an additional three years at the 2010 annual shareholders meeting.

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

External Directors

Under the Israeli Companies Law, Israeli companies whose shares have been offered to the public in or outside of Israel are required to appoint at least two external directors to serve on their board of directors for a three year term. Mr. James H. Lee was appointed as an external director on March 30, 2006 and his term expired on March 30, 2009. At the extraordinary shareholder meeting held on July 9, 2009, Mr. Avichay Nissenbaum was appointed as an external director. In addition Mr. David Jutkowitz was appointed as an external director on December 27, 2007.

Each committee of the board of directors entitled to exercise any powers of the board is required to include at least one external director. The audit committee must include all the external directors.

An amendment to the Israeli Companies Law in January 2006 provides that a person may be appointed as an external director if he or she has professional qualifications or if he or she has accounting and financial expertise. In addition, at least one of the external directors must have accounting and financial expertise. A person may not serve as an external director if at the date of his or her appointment or within the prior two years, that person, or his or her relatives, partners, employers or entities under his or her control, are subject to, have or had any affiliation with us or any entity or person controlling us at the time of appointment or an entity that is controlled, at the time of appointment or the prior two years, by us or by the person or entity controlling us. Under the Companies Law, “affiliation” is defined in this context to include an employment relationship, a business or professional relationship maintained on a regular basis, control or service as an office holder. However, the service of a director who was appointed for the purpose of being an external director in a company that intends to first offer its shares to the public is not considered a prohibited affiliation. An office holder is defined in the Companies Law as any director, general manager, chief business manager, deputy general manager, vice general manager, other manager directly subordinate to the general manager or any other person assuming the responsibilities of any of these positions regardless of that person’s title.

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

External directors are elected by a majority vote at a shareholders’ meeting, as long as either:

●	the majority of shares voted for the election includes at least one-third of the shares of non-controlling shareholders voted at the meeting (excluding abstaining votes); or

●	the total number of shares of non-controlling shareholders voted against the election of the external director does not exceed one percent of the aggregate voting rights in the company.

The Israeli Companies Law provides for an initial three-year term for an external director, which may be extended for one additional three-year term. Thereafter (with respect to companies whose securities are listed on certain designated stock exchange, including the Nasdaq Global Market), he or she may be reelected by our shareholders for additional periods of up to three years each, in each case provided that the audit committee and the board of directors confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period(s) is beneficial to the company. External directors may be removed only:

●	by a court, and then only if:

-	the external directors cease to meet the statutory qualifications for their appointment;

-	they violate their duty of loyalty to the company;

-	the director is unable to perform his or her post on a regular basis; or

-
during his or her tenure, the director was convicted in a court outside of the State of Israel on accounts of bribery, deceit, offenses by managers of a corporate body or offenses involving misuse of inside information; or

●
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

Nasdaq Market Governance Requirements for Foreign Private Issuers

Assuming that we maintain our status as a foreign private issuer, under the Nasdaq Market Rules, a foreign private issuer may generally follow its home country rules of corporate governance except for certain matters such as composition of the audit committee (as discussed below). Nasdaq Marketplace Rules specify that the board of directors must contain a majority of independent directors and that the independent directors must have regularly scheduled meetings at which only independent directors are present. Our board contains two independent directors in accordance with the provisions contained in Sections 239-249 of the Israeli Companies Law – 1999 and Rule 10A-3 of the general rules and regulations promulgated under the Securities Act of 1933, rather than a majority of independent directors. Israeli law does not require, nor do our independent directors conduct, regularly scheduled meetings at which only they are present. See “Item 10.B Memorandum and Articles of Association — Nasdaq Marketplace Rules and Home Country Practices” and "Item 16G – Corporate Governance" for a summary of the significant ways in which our corporate governance practices follow the requirements of Israeli law rather than Nasdaq governance requirements for domestic companies. Investors are cautioned that there are other Nasdaq governance requirements with which, as a foreign private issuer, we may elect not to comply. If we so elect, we will provide disclosure of any Nasdaq governance requirements we elect not to comply with in accordance with Nasdaq's disclosure requirements, as may be in effect from time to time.

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation committee and a nominating and governance committee.

Audit Committee

Our audit committee is comprised of David Jutkowitz, Avichay Nissenbaum (both of which are external directors) and Arik Ramot and operates pursuant to a written charter.

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

Compensation Committee

As a foreign private issuer, we comply with our home country regulations with respect to the compensation committee. Unlike the Nasdaq Marketplace Rules, applicable to domestic issuer, which require that the determination of the compensation of an executive officer be made by a majority of the independent directors on the board or a compensation committee comprised solely of independent directors, under the Israeli Companies Law and the Company's article of association, the compensation of an executive officer, who does not serve on our board, can be approved by the compensation committee, provided that such compensation is not considered as an Extraordinary Transaction, in which case the approval of the audit committee followed by the approval of the board are required.

Under the Israeli Companies Law, "Extraordinary Transaction" - means a transaction not in a company’s ordinary course of business, a transaction that is not undertaken in market conditions or a transaction that is likely substantially to influence the profitability of a company, its property or liabilities.

Our compensation committee is comprised of Tamar Gottlieb, Yair M. Zadik and David Jutkowitz, and operates pursuant to a written charter. The compensation committee will make recommendations to the board of directors regarding the issuance of employee share options under our share option and benefit plans and will determine salaries and bonuses for our chief executive officer and our other executive officers and incentive compensation for our other employees.

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

Internal Auditor

Under the Israeli Companies Law, the board of directors of a public company must appoint an internal auditor nominated in accordance with the audit committee’s recommendation. The role of the internal auditor is to examine whether a company’s actions comply with the law and proper business procedure. The internal auditor may be an employee of the company employed specifically to perform internal audit functions but may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of the company’s independent accounting firm or its representative. The Israeli Companies Law defines an interested party as a holder of 5% or more of the shares or voting rights of a company, any person or entity that has the right to nominate or appoint at least one director or the general manager of the company or any person who serves as a director or as the general manager of a company. The internal auditor’s term of office shall not be terminated without his or her consent, nor shall he or she be suspended from such position unless the board of directors has so resolved after hearing the opinion of the audit committee and after giving him or her a reasonable opportunity to present his or her position to the board and to the audit committee. In August 2006 the Board of Directors approved the appointment of the firm of Yardeni-Gelfand as internal auditor of the Company, and they have been acting as such since.

Certain Employment Agreements with Directors

We have entered into employment agreements, effective February 3, 2006, with our co-founder, Chief Executive Officer and Chief Product Officer Ofer Adler to retain his continuing services. The employment agreement does not provide for a specified term and may be terminated by either party upon ninety days’ prior notice. Upon termination by us of the employment of the executive other than for “cause” (as set forth in the agreement), we are required to continue to pay the terminated executive his salary, benefits and bonus until the end of the 90 day notice period. However, we will have the option to pay the terminated executive a lump sum equal to all amounts due as of the notice date. As required by Israeli law, we will also remit severance payment to the terminated executive in an amount equal to one month’s salary for each year of employment with us following the first year of employment (and a pro rata portion of such monthly salary for each portion of a year of employment following the first year of employment). Such amount of severance payment will be remitted to the executive even if he voluntarily terminates his employment with us. In the event that we terminate the employment of Mr. Ofer Adler for “cause,” we will not be required to give prior notice and/or to pay the executive severance payment, except for payment required by Israeli law. In the event that the executive resigns without giving the required notice period, we may deduct from the money that we owe the executive an amount equal to the wages to which he would have been entitled had he worked during the notice period.

Ofer Adler has agreed not to compete with us during the term of the agreement and for a period of two years thereafter. The agreement also contains customary confidentiality and intellectual property assignment provisions.

We also have existing employment agreements with our other executive officers. These agreements do not contain any change of control provisions and otherwise contain salary, benefit and non-competition provisions that we believe to be customary in our industry.

D.           EMPLOYEES

As of December 31, 2009 we had 111 employees, including 110 employees based in Israel and 1 employee based in the US. The breakdown of our employees by department and fiscal period is as follows:

	December 31,
	2007	2008	2009
Management and administration	17	16	12
Support and creative	32	21	20
Research and development	68	64	60
Selling and marketing	31	18	19
Total	148	119	111

Some provisions of the collective bargaining agreement between the Histadrut, which is the General Federation of Labor in Israel, and the Coordination Bureau of Economic Organizations, including the Industrialist’s Association of Israel, apply to our Israeli employees by virtue of extension orders of the Israeli Ministry of Industry, Trade and Labor. These provisions concern the length of the workday and the work-week, recuperation pay and commuting expenses, compensation for working on the day before and after a holiday and payments to pension funds. Furthermore, these provisions provide that the wages of most of our employees are adjusted automatically. The amount and frequency of these adjustments are modified from time to time. Additionally, we are required to insure all of our employees by a comprehensive pension plan or a senior employees' insurance according to the terms and the rates detailed in the order. In addition, Israeli law determines minimum wages for workers, minimum paid leave or vacation, sick leave, working hours and days of rest, insurance for work-related accidents, determination of severance pay, the duty to give notice of dismissal or resignation and other conditions of employment. In addition, certain laws prohibit or limit the employer’s ability to dismiss its employees in special circumstances. We have never experienced a work stoppage, and we believe our relations with our employees are good.

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

We currently fund most of our ongoing severance obligations through insurance policies. As of December 31, 2009, our net accrued unfunded severance obligations totaled $0.3 million.

Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute. These amounts also include payments for national health insurance. The payments to the National Insurance Institute can equal up to approximately 16.0% of wages, of which the employee contributes approximately 10.0% and the employer contributes approximately 6.0%.

E.           SHARE OWNERSHIP

Security Ownership of Directors and Executive Officers

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of March 24, 2010 by:

●	each of our executive officers;

●	each of our directors; and

●	all of our directors and executive officers as a group.

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

Except as indicated in the footnotes to this table, each shareholder in the table has sole voting and investment power for the shares shown as beneficially owned by them. Percentage ownership is based on 9,580,371 ordinary shares outstanding on March 24, 2010.

Name	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Outstanding
Ofer Adler (1)	1,711,956	17.8%
Yair M. Zadik (2)	132,633	1.4%
Yacov Kaufman (3)	84,500	*
Tamar Gottlieb (4)	82,466	*
Yuval Hamudot	37,500	*
Jeff Holzmann (5)	19,750	*
David Jutkowitz (6)	8,333	*
Arik Ramot (7) .	3,333	*
All directors and officers as a group (10 persons) (8)	2,080,471	21.6%*
____________________________
* Represents less than one percent

(1)	Includes options to purchase 25,000 ordinary shares at an exercise price of $5.21 per share, exercisable within 60 days of this Annual Report.

(2)
Includes options to purchase 60,000 ordinary shares at an exercise price of $7.86 per share, 5,000 ordinary shares at an exercise price of $5.21 per share and 3,333 ordinary shares at an exercise price of $2.30 per share, exercisable within 60 days of this Annual Report.

(3)
Represents options to purchase 31,500 ordinary shares at an exercise price of $3.00 per share and 10,000 ordinary shares at an exercise price of $3.51 per share, exercisable within 60 days of this Annual Report.

(4)
Includes options to purchase 30,000 ordinary shares at an exercise price of $7.86 per share, 5,000 ordinary shares at an exercise price of $5.21 per share, 3,333 ordinary shares at an exercise price of $3.26 per share and 3,333 at an exercise price of $2.30 per share, exercisable within 60 days of this Annual Report.

(5)
Includes options to purchase 8,250 ordinary shares at an exercise price of $3.00 per share and 10,000 ordinary shares at an exercise price of $3.51 per share, exercisable within 60 days of this Annual Report.

(6)
Represents options to purchase 5,000 ordinary shares at an exercise price of $5.21 per share and 3,333 ordinary shares at an exercise price of $2.30 per share, exercisable within 60 days of this Annual Report.

(7)	Represents options to purchase 3,333 ordinary shares at an exercise price of $2.30 per share, exercisable within 60 days of this Annual Report.

(8)	Includes options to purchase 206,415 ordinary shares, exercisable within 60 days of this Annual Report.

Employee Benefit Plans

Our current equity incentive plan was adopted in 2003 under Section 102 of the Israeli Income Tax Ordinance, providing certain tax benefits in connection with share-based compensation. Please also see Note 10 of our financial statements included in this annual report for information on the options issued under our plan.

Under the 2003 Plan, we may grant to our directors, officers, employees, service providers and controlling shareholders options to purchase our ordinary shares. Following an increase in the number of shares available for grant approved by our board of directors and shareholders in December 2007, as of December 31, 2009 a total of 1,897,318 ordinary shares are subject to the 2003 Plan. Any expired or cancelled options are available for reissuance under the 2003 Plan. Our employees, officers and directors may only be granted options under Section 102 of the Israeli Income Tax Ordinance (the "Tax Ordinance"), which provides for a beneficial tax treatment, and our non-employees (such as service providers) and controlling shareholders may only be granted options under another section of the Tax Ordinance, which does not provide for similar tax benefits. To be eligible for tax benefits under Section 102, options or ordinary shares must be issued through a trustee, and if held by the trustee for the minimum required period, the employees and directors are entitled to defer any taxable event with respect to the options until the earlier of (i) the transfer of the options or underlying shares from the trustee to the employee or director or (ii) the sale of the options or underlying shares to any other third party. Based on elections made by us, our employees and directors will only be subject to capital gains tax of 25% on the sale of the options or the underlying shares, provided the trustee holds their options or, upon their exercise, the underlying shares for the lesser of (i) 30 months, or (ii) 24 months following the re-pricing of any options and for options without re-pricing for 24 months following the end of the calendar year in which the options were granted, and if granted after January 1, 2006, for only 24 months. We may not deduct expenses pertaining to the options for tax purposes.

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

Options granted to date under the 2003 Plan in the past generally vest in three equal parts annually. One of the grants to the directors vested in four equal parts annually. Options under the 2003 Plan prior our initial public offering were generally granted at an exercise price of $1.72 per share. Since the Company’s initial public offering all options are granted with an exercise price equal to the closing market price, on the day the grant is approved. However, on February 21, 2008 the board of directors of the Company approved the re-pricing of all the existing options, granted to employees under the 2003 Plan and with an exercise price greater than $3.00, to $3.00, which was confirmed by the Israeli Tax Authorities on July 3, 2008.  See Note 10 to the Company's Consolidated Financial Statements.  These changes did not apply to the options held by our directors.  See “Item 6.B Compensation” for a description of options granted under the 2003 Plan to our directors.

Options granted to date under the 2003 Plan generally expire within five years of the grant date unless extended as provided by the plan. Options may be exercised only if vested and provided that the holder is employed by us or provides us services continuously from the time of granting of the option until the date of exercise. However, if termination of employment is without cause, vested options may be exercised for a period of 90 days from the date of termination of employment; and if termination is the result of death or disability, vested options may be exercised for a period of 12 months after the date of termination. In addition, the board or a compensation committee may extend the exercise period of options held by employees whose employment was terminated for a period not exceeding their expiration date.  At the  extraordinary shareholder meeting on July 9, 2009, it was resolved that; (a) The recurring annual stock option grants to the directors, for board service, will have a vesting period applicable to one term of office of a director, which under the Company's articles of association is a term of three (3) years (instead of a vesting period of four (4) years as was formerly approved by the shareholders) from the date of grant; (b) the stock options granted to a director shall retain their original expiration dates specified upon the date of grant, and shall not terminate 90 days after the Termination Date as set forth in the directors' option agreements, provided that the termination or expiration is not "for Cause" and not resulting from the director's resignation; and (c) the next upcoming tranche of stock options, of each grant, that are scheduled to vest immediately subsequent to the Termination Date, if any, shall automatically vest and become exercisable immediately prior to that Termination Date.  In addition, to avoid a possible conflict of interest with respect to a potential Change of Control of the Company (which may result in the termination of the director’s term of office), all unvested options held by a director, shall automatically vest and become exercisable upon a "Change of Control" event.  "Change of Control" was defined for these purposes as: (i) merger, acquisition or reorganization of the Company with one or more other entities in which the Company is not the surviving entity, (ii) a sale of all or substantially all of the assets of the Company; (iii) a transaction or a series of related transactions as a result of which more than 50% of the outstanding shares or the voting rights of the Company are held by any party (whether directly or indirectly).

The 2003 Plan does not provide for any other acceleration of the vesting period upon the occurrence of certain corporate transactions. However, the board or compensation committee may provide in individual option agreements that if the options are not substituted or exchanged by a successor company, then the vesting of the options shall accelerate.

Adjustments to the number of options or exercise price shall not be made in the event of rights offering on outstanding shares.

ITEM 7.                      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           MAJOR SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of March 24, 2010 by each person or group of affiliated persons that we know beneficially owns more than 5% of our outstanding ordinary shares. Other than with respect to our directors and officers, we have relied on public filings with the SEC. Unless otherwise stated herein, each shareholder’s address is c/o IncrediMail Ltd., 4 HaNechoshet Street, Tel Aviv 69710, Israel.

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

Except as indicated in the footnotes to this table, each shareholder in the table has sole voting and investment power for the shares shown as beneficially owned by such shareholder. Percentage ownership is based on 9,580,371 ordinary shares outstanding on March 24, 2010. Our major shareholders do not have different voting rights than our other shareholders.

Name	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Outstanding
Ofer Adler	1,711,956	17.8%
Yaron Adler	914,622	9.5%
Alpha Capital Anstalt	722,364	7.5%

To our knowledge, as of March 24, 2010, we had 8 stockholders of record of which 2* were registered with addresses in the United States. These United States holders were, as of such date, the holders of record of approximately 83%* of our outstanding shares.
______________________________
* Includes the Depository Trust Company

B.           RELATED PARTY TRANSACTIONS

It is our policy that transactions with office holders or transactions in which an office holder has a personal interest ("Affiliated Transactions") will be on terms that, on the whole, are no less favorable to us than could be obtained from independent parties.

Generally, Affiliated Transactions which are "extraordinary transactions" (as such term is defined in the Companies Law), must be approved by a majority of our disinterested directors; nevertheless under Israeli law, under certain circumstances, such transactions (i) must first be approved by the audit committee and then by the board of directors and, in certain circumstances must also be approved by the shareholders; or (ii) may be approved by a simple majority of the board (and by a simple majority of the audit committee and interested directors may participate in the deliberations and the voting with respect to such transactions if the majority of the members of the board (or the audit committee) have a personal interest in the approval of the transaction; provided that in such circumstances the approval of such Affiliated Transaction shall also require the approval of the shareholders.

See “Item 10.B Memorandum and Articles of Association — Approval of Related Party Transactions” for a discussion of the requirements of Israeli law regarding special approvals for transactions involving directors, officers or controlling shareholders.

On July 17, 2008, and following approval by our audit committee and board of directors, our shareholders approved a grant to Ms. Tamar Gottlieb of options to purchase 10,000 ordinary shares of the Company, under the following terms: (a) each option shall be exercisable for one ordinary share at an exercise price equal to the closing price of an ordinary share on July 17, 2008, as reported by the Nasdaq Global Market; and (b) the options shall vest in four equal portions on each anniversary of the date of approval of the grant, commencing with the first anniversary. Any and all other terms and conditions pertaining to the grant of the options hereunder shall be in accordance with, and subject to, the 2003 Plan adopted by the Company in 2003 and the Company's standard option agreement. See “Item 6.E Share Ownership — Employee Benefit Plans — The 2003 Plan” below.

Also on July 17, 2008, following approval by our audit committee and board of directors, our shareholders approved a re-pricing of options to purchase Ordinary Shares, previously granted to Mr. Yaron Adler, at the time, the Company’s President and a member of the board of directors of the Company, such that the exercise price of any previously granted options that exceeded $3.00 per Ordinary Share were reduced to $3.00 per share. The Company undertook to re-price Mr. Adler’s options as part of the terms of service of Mr. Yaron Adler as the Company’s President, which terms were approved at the shareholders meeting of the Company held on April 9, 2008.

On July 9, 2009, at an extraordinary general meeting the shareholders approved a proposal to amend the terms of options granted to the directors of the Company.  It was resolved that; (a) the recurring annual stock option grants to the directors, for board service, will have a vesting period applicable to one term of office of a director, which under the Company's articles of association is a term of three (3) years (instead of a vesting period of four (4) years as was formerly approved by the shareholders) from the date of grant; (b) the stock options granted to a director shall retain their original expiration dates specified upon the date of grant, and shall not terminate 90 days after the Termination Date as set forth in the directors' option agreements, provided that the termination or expiration is not "for Cause" and not resulting from the director's resignation; and (c) the next upcoming tranche of stock options, of each grant, that are scheduled to vest immediately subsequent to the Termination Date, if any, shall automatically vest and become exercisable immediately prior to that Termination Date.  In addition, to avoid a possible conflict of interest with respect to a potential Change of Control of the Company (which may result in the termination of the director’s term of office), all unvested options held by a director, shall automatically vest and become exercisable upon a "Change of Control" event.  "Change of Control" was defined for these purposes as: (i) merger, acquisition or reorganization of the Company with one or more other entities in which the Company is not the surviving entity, (ii) a sale of all or substantially all of the assets of the Company; (iii) a transaction or a series of related transactions as a result of which more than 50% of the outstanding shares or the voting rights of the Company are held by any party (whether directly or indirectly).

C.           INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.                      FINANCIAL INFORMATION

A.           CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Our audited consolidated financial statements for the year ended December 31, 2009 are included in this annual report pursuant to Item 18.

Legal Proceedings

We are not aware of any legal proceedings the outcome of which would have a significant impact on the Company's financial condition.

Policy on Dividend Distribution

On March 12, 2009 we announced that our board of directors and management determined that the Company’s interest for enhancing shareholder value is best served by changing our dividend policy and instituting a dividend policy whereby at least 50% of annual net income of the Company will be paid out as a dividend beginning with the net income for 2009. Declaring and issuing the dividend will be subject to the board’s review of the Company’s financial conditions at the time. See Item 1A – Risk Factors – "Although we have paid dividends in the past, and we expect to pay certain dividends in the future, our ability to pay dividends may be adversely affected by the risk factors described in this report; if we fail to pay dividends the return on investment will be limited to the value of our stock." On July 28, 2009, we paid a cash dividend of approximately $4.6 million, or $0.50 per share and on December 30, 2009 we paid a cash dividend of approximately $3.8 million, or $0.40 per share.

All of the ordinary shares of the Company are entitled to an equal share in any dividends declared and paid. We have decided to reinvest the remaining profits, particularly the tax-exempt income derived from our “Approved Enterprise” status and first distribute other income as dividends.

On January 23, 2008 the Company announced that its Board of Directors had resolved to adopt a share buyback plan, and on March 25, 2009, the Company announced that it had elected to continue with the second phase of this plan that authorizes the purchase of up to an additional $1 million of its ordinary shares. Up to March 24, 2010, the Company repurchased 346,019 ordinary shares in open market transactions.

The distribution of dividends and the buy-back plan is subject to limitations under Israeli law, including permitting the distribution of dividends (and purchasing the company’s own shares) only out of profits. See “Item 10.B Memorandum and Articles of Association — Dividend and Liquidation Rights.” In addition, the payment of dividends is subject to Israeli withholding taxes. See “Item 10.E Taxation — Israeli Taxation —Taxation of our Shareholders—Taxation of Non-Israeli Shareholders on Receipt of Dividends.”

B.           SIGNIFICANT CHANGES

Since the date of our audited financial statements included elsewhere in this report, there have not been any significant changes other than as set forth in this report under Item 4.A. – "Recent Developments".

ITEM 9.                      THE OFFER AND LISTING

A.           OFFER AND LISTING DETAILS

Our ordinary shares have been listed on the Nasdaq Capital Market since January 31, 2006 and since June 27, 2007 on the NASDAQ Global Market (“NASDAQ”), under the symbol “MAIL”. Our ordinary shares commenced trading as a dual listed company on the Tel Aviv Stock Exchange (“TASE”) on December 4, 2007 under the Hebrew letters which read  "EMAIL".

The following table shows, for the periods indicated, the high and low closing sale prices of our ordinarysShares as reported on the NASDAQ and the TASE:

	Nasdaq Capital Market or Nasdaq Global Market				Tel Aviv Stock Exchange
	High ($)		Low ($)		High (NIS)		Low (NIS)

Five most recent full financial years
2009	10.56		2.50		39.69		9.12
2008	5.17		2.00		20.39		8.23
2007	9.99		4.94		25.50	*	19.57	*
2006	8.65	*	4.00	*	–		–

Financial quarters during the past two recent full financial years
Fourth Quarter 2009	9.98		7.08		37.98		27.00
Third Quarter 2009	10.56		5.39		39.69		21.22
Second Quarter 2009	5.92		3.53		21.40		15.90
First Quarter 2009	3.76		2.50		15.88		9.12
Fourth Quarter 2008	3.58		2.00		11.93		8.23
Third Quarter 2008	3.62		3.03		12.68		10.02
Second Quarter 2008	4.30		2.94		14.25		10.20
First Quarter 2008	5.58		2.50		20.39		10.12

Most recent six months
February 2010	8.61		7.55		32.44		29.11
January 2010	10.68		10.33		41.00		36.60
December 2009	9.98		8.85		37.98		31.22
November 2009	9.08		7.12		34.50		27.57
October 2009	9.70		7.08		36.25		27.00
September 2009	9.49		7.72		39.69		29.20

The closing prices of our Ordinary Shares, as reported on the Nasdaq Global Market on March 23, 2010 and on the Tel Aviv Stock Exchange on March 23, 2010, which are the last full trading days before filing of this annual report, were $7.85 and NIS 27.15, (equal to $7.26 based on the Bank of Israel representative exchange rate as of such date), respectively.

B.           PLAN OF DISTRIBUTION

       Not applicable.

C.           MARKETS

       Our ordinary shares are quoted on the Nasdaq Global Market under the symbol “MAIL”, and on the Tel Aviv Stock Exchange under the Hebrew letters which read “EMAIL”.

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

Most shareholders’ resolutions, including resolutions to:

●	amend our articles of association (except as set forth below);

●	make changes in our capital structure such as a reduction of capital, increase of capital or share split, merger or consolidation;

●	authorize a new class of shares;

●	elect directors, other than external directors;

●	appoint auditors; or

●	approve most transactions with office holders,

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

Election of Directors

Our ordinary shares do not have cumulative voting rights in the election of directors. Therefore, the holders of ordinary shares representing more than 50% of the voting power at the general meeting of the shareholders, in person or by proxy, have the power to elect all of the directors whose positions are being filled at that meeting, to the exclusion of the remaining shareholders. External directors are elected by a majority vote at a shareholders’ meeting, provided that either:

●	the majority of shares voted for the election includes at least one-third of the shares of non-controlling shareholders voted at the meeting (excluding abstaining votes); or

●	the total number of shares of non-controlling shareholders voted against the election of the external director does not exceed one percent of the aggregate voting rights in the company.

See “Item 6.C Board Practices” regarding our staggered board.

Transfer Agent and Registrar

American Stock Transfer and Trust Company is the transfer agent and registrar for our ordinary shares.

Approval of Related Party Transactions

Office Holders

The Israeli Companies Law codifies the fiduciary duties that office holders owe to a company. An office holder is defined in the Israeli Companies Law as any director, general manager, chief business manager, deputy general manager, vice general manager, other manager directly subordinate to the general manager or any other person assuming the responsibilities of any of these positions regardless of that person’s title. Each person listed in the table under “Management — Executive Officers and Directors” is an office holder under the Israeli Companies Law.

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

Compensation. Under the Israeli Companies Law, all compensation arrangements for office holders who are not directors require approval of the board of directors, unless the articles of association provide otherwise and provided that such arrangements is not considered to be an "Extraordinary Transaction" (see definition below), in which case the approval of the audit committee will be required as well, prior to the approval of the board. Under our articles of association, our compensation committee has the authority to approve the compensation of all office holders. Arrangements regarding the compensation of directors (including officers who are also directors) require audit committee, board and shareholder approval, in such order.

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

Approvals. The Israeli Companies Law provides that a transaction with an office holder or a transaction in which an office holder has a personal interest may not be approved if it is adverse to the company’s interest. In addition, such a transaction generally requires board approval, unless the transaction is an extraordinary transaction or the articles of association provide otherwise. If the transaction is an extraordinary transaction, or if it concerns exculpation, indemnification or insurance of an office holder, then in addition to any approval stipulated by the articles of association, approvals of the company’s audit committee and the board of directors is required. Exculpation, indemnification, insurance or compensation of a director also would require shareholder approval. A director who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee may not attend that meeting or vote on that matter, unless a majority of the board of directors or the audit committee also has a personal interest in the matter. If a majority of the board of directors or the audit committee has a personal interest in the transaction, shareholder approval is also required.

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

Approval of the audit committee, the board of directors and our shareholders is required for:

●	extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest; and

●	employment of a controlling shareholder or a relative of a controlling shareholder.

The shareholder approval must include the majority of shares voted at the meeting. In addition, either:

●	the majority must include at least one-third of the shares of the voting shareholders who have no personal interest in the transaction voted at the meeting (excluding abstaining votes); or

●	the total shareholdings of those who have no personal interest in the transaction and who vote against the transaction must not represent more than 1% of the aggregate voting rights in the company.

Under the Israeli Companies Law, a shareholder has a duty to act in good faith towards the company and other shareholders and to refrain from abusing his or her power in the company including, among other things, when voting in a general meeting of shareholders or in a class meeting on the following matters:

●	any amendment to the articles of association;

●	an increase in the company’s authorized share capital;

●	a merger; or

●	approval of related party transactions that require shareholder approval.

A shareholder has a general duty to refrain from depriving any other shareholder of their rights as a shareholder. In addition, any controlling shareholder, any shareholder who knows that it possesses the power to determine the outcome of a shareholder or class vote and any shareholder who, pursuant to the company’s articles of association has the power to appoint or prevent the appointment of an office holder in the company, is under a duty to act with fairness towards the company. The Companies Law does not describe the substance of this duty of fairness.

Anti-Takeover Provisions; Mergers and Acquisitions

Merger. The Israeli Companies Law permits merger transactions with the approval of each party’s board of directors and shareholders, except that when the merger involves one of the following companies, the approval of the shareholders of these companies is not required:

●	an absorbed company which is under the full control and ownership of the surviving company; or

●
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

Under the Israeli Companies Law, a person may not purchase shares of a public company if, following the purchase of shares, the purchaser would hold more than 90% of the company’s shares or of any class of shares unless the purchaser makes a tender offer to purchase all of the target company’s shares or all the shares of the particular class, as applicable. If, as a result of the tender offer, the purchaser would hold more than 95% of the company’s shares or a particular class of shares, the ownership of the remaining shares will be transferred to the purchaser. However, if the purchaser is unable to purchase 95% or more of the company’s shares or class of shares, the purchaser may not own more than 90% of the shares or class of shares of the target company.

Tax Law. Israeli tax law treats some acquisitions, such as a stock-for-stock swap between an Israeli company and a foreign company, less favorably than U.S. tax law. For example, Israeli tax law may subject a shareholder who exchanges his ordinary shares for shares in a foreign corporation to immediate taxation. Please see “Item 10.E Taxation — Israeli Taxation.”

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

Under the Israeli Companies Law, only if and to the extent provided by its articles of association, a company may indemnify an office holder against the following liabilities or expenses incurred in his or her capacity as an office holder:

●	any monetary liability whether imposed on him or her in favor of another person pursuant to a judgment, a settlement or an arbitrator’s award approved by a court;

●
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

●
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

Under the Israeli Companies Law, however, an Israeli company may only indemnify or insure an office holder against a breach of duty of loyalty to the extent that the office holder acted in good faith and had reasonable grounds to assume that the action would not prejudice the company. In addition, an Israeli company may not indemnify, insure or exculpate an office holder against a breach of duty of care if committed intentionally or recklessly, or an action committed with the intent to derive an unlawful personal gain, or for a fine or forfeit levied against the office holder.

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

Nasdaq Marketplace Rules and Home Country Practices

In accordance with Israeli law and practice and subject to the exemption set forth in Rule 4350(a)(1) of the NASDAQ Marketplace Rules, we follow the provisions of the Israeli Companies Law – 1999, rather than the requirements of Marketplace Rule 4350 with respect to the following requirements:

●
Distribution of annual and quarterly reports to shareholders – Under Israeli law we are not required to distribute annual and quarterly reports directly to shareholders and the generally accepted business practice in Israel is not to distribute such reports to shareholders. We do however make our audited financial statements available to our shareholders at the Company's offices and mail such reports to shareholders upon request. IncrediMail also files its annual reports with the SEC. As a foreign private issuer, we are generally exempt from the SEC's proxy solicitation rules.

●
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

●
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

●
Audit Committee – Our audit committee complies with all of the requirements under Israeli law, and is composed of two independent directors, which are all of our independent directors, and one other director. Consistent with Israeli law, the independent auditors are elected at a meeting of shareholders instead of being appointed by the audit committee.

●
Nomination of our Directors – With the exception of our independent directors, our directors are elected in three staggered classes by the vote of a majority of the shareholders’ general meeting.  The directors of only one class are elected at each annual meeting for a three year term, so that the regular term of only one class of directors expires annually. The nominations for director which are presented to our shareholders are generally made by our directors but may be made by one or more of our shareholders. However, any shareholder or shareholders holding at least 5% of the voting rights in our issued share capital may nominate one or more persons for election as directors at a general meeting only if a written notice of such shareholder’s intent to make such nomination or nominations has been given to our secretary and each such notice sets forth all the details and information as required to be provided under our articles of association.

●
Compensation of Officers – Provided that the executive officer does not serve on our board, according to the Israeli law compensation of an executive officer requires the approval of the board of directors, unless the articles of association provide otherwise and provided that such arrangements is not considered to be an "Extraordinary Transaction", in which case the approval of the audit committee will be required, prior to the approval of the board. Our articles of association provide that our compensation committee has the authority to approve the compensation of all office holders who are not directors. Arrangements regarding the compensation of directors (including officers who are also directors) require audit committee, board and shareholder approval, in such order. Our compensation committee includes three members of the board, one of whom is an independent director.

●
Approval of Related Party Transactions – All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transactions, set forth in sections 268 to 275 of the Israeli Companies Law-1999, and the regulations promulgated thereunder, which require audit committee approval and shareholder approval, as well as board approval, for specified transactions, rather than approval by the audit committee or other independent body of our board are required under Nasdaq Marketplace Rules. See also “Item 10.B Memorandum and Articles of Association — Approval of Related Party Transactions” for the definition and procedures for the approval of related party transactions.

●
Shareholder Approval – We seek shareholder approval for all corporate action requiring such approval, in accordance with the requirements of the Israeli Companies Law – 1999, which are different or in addition to the requirements for seeking shareholder approval under Nasdaq Marketplace Rule 4350(i).

 C. MATERIAL CONTRACTS

Since the third quarter of 2006, search revenues powered by Google’s AdSense for Search program made a significant contribution to the Company’s results, (we obtained approximately 68% of our revenues for the year ended December 31, 2009 from this venue). On July 1, 2008, we entered into an agreement with Google regarding our participation in Google's AdSense program, which allows us to receive a portion of the amount paid to Google by advertisers for the activity performed through the Company's applications. The July 1, 2008 agreement with Google was amended in January 2009, primarily so as to add our HiYo product to our collaboration with Google, and was more recently amended and extended for two years on July 1, 2009.  However, the agreement may be terminated by either side after one year and in addition, Google has other limited termination rights.

Our OEM Agreement with Commtouch Ltd., effective December 7, 2004 and most recently renewed effective July 15, 2008, is described under “Item 4.B Business Overview — Intellectual Property” and a copy of this agreement has been filed as Exhibit 10.3 to our registration statement on Form F-1 (File No. 333-129246.The employment agreements with our principal officers are described under “Item 6.C Board Practices — Employment Agreements”.

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

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax at the rate of 26% in 2009. The rate was 27% for 2008, 25% in 2010 and thereafter is scheduled to decline to 18% by 2016. However, the effective tax rate payable by a company that derives income from an approved enterprise (as discussed below) may be considerably less. In March 2006, a new program was approved, to begin in 2008.

Special Provisions Relating to Taxation under Inflationary Conditions

The Income Tax Law (Inflationary Adjustments), 1985, or the Inflationary Adjustments Law, represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is highly complex. Until December 31, 2005 we measured our Israeli taxable income in accordance with this law, but from January 1, 2006 we have elected to measure our Israeli taxable income in U.S. dollars, rather than the Israeli inflation index. We were permitted to make such a change pursuant to regulations published by the Israeli Minister of Finance, which provide the conditions for so doing. We believe that we meet the necessary conditions and as such, continue to measure our results for tax purposes based on the U.S. dollar.

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

 On April 1, 2005, a comprehensive amendment to the Investment Law came into effect. The amendment revised the criteria for investments qualified to receive tax benefits. An eligible investments program under the amendment will qualify for benefits as a Beneficiary Enterprise (rather than the previous terminology of Approved Enterprise). As the amended Investment Law does not retroactively apply for investments programs having an Approved Enterprise approval certificate issued by the Israeli Investment Center prior to December 31, 2005. The Company intends to have the benefits of the “Beneficiary Enterprise” in 2008.

Currently we have two Approved Enterprise Programs under the Investment Law, which entitle us to certain tax benefits, and one Beneficiary Enterprise Program that began in 2008. The Approved Enterprise Programs granted to us are defined in the Investment Law as Alternative Benefits Programs, which allow for a two years exemption for undistributed income and reduced company tax rate of between 10% and 25% for the following five to eight years, depending on the extent of foreign (non-Israeli) investment in us during the relevant year. The tax rate will be 20% if the foreign investment level is more than 49% but less than 74%, 15% if the foreign investment level is more than 74% but less than 90%, and 10% if the foreign investment level is 90% or more. The lowest level of foreign investment during a particular year will be used to determine the relevant tax rate for that year. The period in which we receive these tax benefits may not extend beyond 14 years from the year in which approval was granted and 12 years from the year in which operations or production by the enterprise began.

A company that has elected to participate in the alternative benefits program and that subsequently pays a dividend out of the income derived from the Approved Enterprise or Beneficiary Enterprise during the tax exemption period will be subject to corporate tax in respect of the amount distributed at the rate that would have been applicable had the company not elected the alternative benefits program (generally 10% to 25%, depending on the foreign (non-Israeli) investment in it).  Since 2009, this has applied to the Company as it has changed its dividend policy, committing to distribute at least 50% of its net income starting 2009.

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

Income derived from sources other than “Approved Enterprise” or "Beneficiary Enterprise" programs during the benefit period will be subject to tax at the regular corporate tax rate.

Pursuant to the amendment to the Investments Law, only Approved Enterprises receiving cash grants require the approval of the Investment Center. Approved Enterprises which do not receive benefits in the form of governmental cash grants, such as benefits in the form of tax benefits, are no longer required to obtain this approval (such enterprises are referred to as Beneficiary Enterprises). However, a Beneficiary Enterprise is required to comply with certain requirements and make certain investments as specified in the amended Investment Law. The amendment to the Investment Law addresses benefits that are being granted to Beneficiary Enterprises and the length of the benefits period.

Tax benefits under the 2005 Amendment

A recent Amendment to the Investment Law, effective as of April 1, 2005 has significantly changed the provisions of the Investment Law. The amendment includes revisions to the criteria for investments qualified to receive tax benefits as an Approved Enterprise.

However, a company granted benefits according to section 51 of the Investment Law (prior the amendment) would not be allowed to choose a new tax year as a Year of Election (as describe below) under the new amendment, for a period of 2 years from the company’s previous Year of Commencement under the old Investment Law.

As a result of the Amendment, it is no longer necessary for a company to acquire Approved Enterprise status in order to receive the tax benefits previously available under the Alternative Route, and therefore such companies need not apply to the Investment Center for this purpose. Rather, a company may claim the tax benefits offered by the Investment Law directly in its tax returns by notifying the Israeli Tax Authority within 12 months of the end of that year, provided that its facilities meet the criteria for tax benefits set out by the Amendment (the “Beneficiary Enterprise”). Companies are also granted a right to approach the Israeli Tax Authority for a pre-ruling regarding their eligibility for benefits under the Amendment. The Amendment includes provisions attempting to ensure that a company will not enjoy both Government grants and tax benefits for the same investment program.

Tax benefits are available under the Amendment to production facilities (or other eligible facilities), which are generally required to derive more than 25% of their business income from export. In order to receive the tax benefits, the Amendment states that the company must make an investment in the Beneficiary Enterprise exceeding a certain percentage or a minimum amount specified in the Law. Such investment may be made over a period of no more than 3 years ending at the end of the year in which the company requested to have the tax benefits apply to the Beneficiary Enterprise (the "Year of Election"). Where the company requests to have the tax benefits apply to an expansion of existing facilities, then only the expansion will be considered a Beneficiary Enterprise and the company’s effective tax rate will be the result of a weighted average of the applicable rates. In this case, the minimum investment required in order to qualify as a Beneficiary Enterprise is required to exceed a certain percentage or a minimum amount of the company’s production assets at the end of the year before the expansion.

The amended Investment Law specifies certain conditions that a Beneficiary enterprise has to comply with in order to be entitled to benefits. These conditions include among others:

●
that the Beneficiary Enterprise’s revenues during the applicable tax year from any single market (i.e. country or a separate customs territory) do not exceed 75% of the Beneficiary enterprise’s aggregate revenues during such year; or

●
that 25% or more of the Beneficiary Enterprise’s revenues during the applicable tax year are generated from sales into a single market (i.e. country or a separate customs territory) with a population of at least 12 million residents.

The duration of tax benefits is subject to a limitation of the earlier of 7 to 10 years from the Commencement Year (Commencement Year defined as the later of: (i) the first tax year in which the Company had derived income for tax purposes from the Beneficiary Enterprise or (ii) the year in which the Company requested to have the tax benefits apply to the Beneficiary Enterprise – Year of Election), or 12 years from the first day of the Year of Election. The tax benefits granted to a Beneficiary Enterprise are determined, as applicable to its geographic location within Israel.

Similar to the previously available alternative route, exemption from corporate tax on undistributed income for a period of two to ten years, depending on the geographic location of the Beneficiary Enterprise within Israel, and a reduced corporate tax rate of 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in each year. Benefits may be granted for a term of seven to ten years, depending on the level of foreign investment in the company. If the company pays a dividend out of income derived from the Beneficiary Enterprise during the tax exemption period, such income will be subject to corporate tax at the applicable rate (10%-25%) in respect of the gross amount of the dividend that we may be distributed. The company is required to withhold tax at the source at a rate of 15% from dividends distributed from income derived from the Benefited Enterprise.

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

The following corporate tax benefits, among others, are available to Industrial Companies:

●	amortization of the cost of purchased know-how and patents, which are used for the development or advancement of the company, over an eight-year period;

●	accelerated depreciation rates on equipment and buildings;

●	under specified conditions, an election to file consolidated tax returns with additional related Israeli Industrial Companies; and

●	expenses related to a public offering are deductible in equal amounts over three years.

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

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a description of the material U.S. federal income tax considerations applicable to an investment in the ordinary shares by U.S. Holders who acquire our ordinary shares and hold them as capital assets for U.S. federal income tax purposes. As used in this section, the term “U.S. Holder” means a beneficial owner of an ordinary share who is:

●	an individual citizen or resident of the United States;

●	a corporation created or organized in or under the laws of the United States or of any state of the United States or the District of Columbia;

●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

●
a trust if the trust has elected validly to be treated as a United States person for U.S. federal income tax purposes or if a U.S. court is able to exercise primary supervision over the trust’s administration and one or more United States persons have the authority to control all of the trust’s substantial decisions.

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

This description is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, referred to in this discussion as the Code, existing and proposed U.S. Treasury regulations and administrative and judicial interpretations, each as available and in effect as of the date of this annual report. These sources may change, possibly with retroactive effect, and are open to differing interpretations. This description does not discuss all aspects of U.S. federal income taxation that may be applicable to investors in light of their particular circumstances or to investors who are subject to special treatment under U.S. federal income tax law, including:

●	insurance companies;

●	dealers in stocks, securities or currencies;

●	financial institutions and financial services entities;

●	real estate investment trusts;

●	regulated investment companies;

●	persons that receive ordinary shares as compensation for the performance of services;

●	tax-exempt organizations;

●	persons that hold ordinary shares as a position in a straddle or as part of a hedging, conversion or other integrated instrument;

●	individual retirement and other tax-deferred accounts;

●	expatriates of the United States;

●	persons (other than Non-U.S. Holders) having a functional currency other than the U.S. dollar; and

●	direct, indirect or constructive owners of 10% or more, by voting power or value, of us.

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

Distributions Paid on the Ordinary Shares

Since 2009 we have instituted a policy for distributing dividends equal to at least 50% of our net income. Therefore, subject to the discussion below under “Passive Foreign Investment Company Considerations,” a U.S. Holder generally will be required to include in gross income as ordinary dividend income the amount of any distributions paid on the ordinary shares, including the amount of any Israeli taxes withheld, to the extent that those distributions are paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Subject to the discussion below under “Passive Foreign Investment Company Considerations,” distributions in excess of our earnings and profits will be applied against and will reduce the U.S. Holder’s tax basis in its ordinary shares and, to the extent they exceed that tax basis, will be treated as gain from a sale or exchange of those ordinary shares. Our dividends will not qualify for the dividends-received deduction applicable in some cases to U.S. corporations. Dividends paid in NIS, including the amount of any Israeli taxes withheld, will be includible in the income of a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date they are included in income by the U.S. Holder, regardless of whether the payment in fact is converted into U.S. dollars. Any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend is includible in the income of the U.S. Holder to the date that payment is converted into U.S. dollars generally will be treated as ordinary income or loss.

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

In addition, under current law a U.S. Holder must generally hold his ordinary shares for more than 60 days during the 121 day period beginning 60 days prior to the ex-dividend date, and meet other holding period requirements for qualified dividend income.

Dividends paid by a foreign corporation will not qualify for the reduced rates, if the dividend is paid in a tax year of the recipient beginning after December 31, 2002, unless such corporation is treated, for the tax year in which the dividend is paid or the preceding tax year, as a “passive foreign investment company” for U.S. federal income tax purposes. We do not believe that we will be classified as a “passive foreign investment company” for U.S. federal income tax purposes for our current taxable year. However, see the discussion under “Passive Foreign Investment Company Considerations” below.

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

Subject to the discussion below under “Information Reporting and Back-up Withholding”, a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale or exchange of ordinary shares unless:

●	that gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States, or

●
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

Information Reporting and Back-up Withholding

Holders generally will be subject to information reporting requirements with respect to dividends paid in the United States on ordinary shares. In addition, Holders will be subject to back-up withholding tax on dividends paid in the United States on ordinary shares unless the holder provides an IRS certification or otherwise establishes an exemption. Holders will be subject to information reporting and back-up withholding tax on proceeds paid within the United States from the disposition of ordinary shares unless the holder provides an IRS certification or otherwise establishes an exemption. Information reporting and back-up withholding may also apply to dividends and proceeds paid outside the United States that are paid by certain “U.S. payors” or “U.S. middlemen,” as defined in the applicable Treasury regulations, including:

(1)	a U.S. person;

(2)	the government of the U.S. or the government of any state or political subdivision of any state (or any agency or instrumentality of any of these governmental units);

(3)	a controlled foreign corporation;

(4)	a foreign partnership that is either engaged in a U.S. trade or business or whose Untied States partners in the aggregate hold more than 50% of the income or capital interests in the partnership;

(5)	a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the U.S.; or

(6)	a U.S. branch of a foreign bank or insurance company.

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

ITEM 11.                      QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Exchange Rate Risk. A significant portion of our revenues and expenses are in foreign currencies. As a result numerous balances are denominated or linked to these currencies. In 2008 the related foreign currency fluctuation resulted in $3,000 financial income and in 2009 resulted in financial income of $12,000. Both sums are components of the exchange rate differences set forth in Note 11(b) of our financial statements.

As of December 31, 2009, balance sheet items in US dollars, our functional currency, and those currencies other than the US dollars were as follows:

	US Dollars	New Israeli Shekels	Other Currencies	Total
	In thousands of US dollars
Current assets	$30,835	$5,157	$740	$36,732
Long-term assets	357	1,104	-	1,461
Current liabilities	(5,905)	(3,981)	-	(9,886)
Long-term liabilities	(1,616)	(1,390)	-	(3,006)
Total	$23,671	$890	$740	$25,301

The fair value of firmly committed transactions denominated in currencies other than our functional currency, as of December 31, 2009, were $620,000 for less than one year and $515,000 for more than one year but less than three years, all denominated in New Israeli Shekels.

The fair value of derivative instruments and the notional amount of the hedged instruments in New Israeli Shekels, as of December 31, 2009 were as follows:

	Notional Amount	Fair Value
	In thousands of US dollars
Zero-cost collar contracts to hedge payroll expenses	$1,150	$54
Forward contracts to hedge payroll expenses	2,100	(18)
Total	$3,250	$36

The estimated fair value of marketable securities presented as part of cash, and cash equivalents and marketable securities, which are subject to risk of changes in interest rate, segregated by maturity dates as of December 31, 2009, were as follows:

	Up to 1 year	1 – 3 years	4 – 5 years	Total
	In thousands of US dollars
Corporate debentures	$5	$2,255	$489	$2,749
US treasuries	5,350	237	1,168	6,755
Total	$5,355	$2,492	$1,657	$9,504

In addition, in territories where our prices are based on local currencies, fluctuations in the dollar exchange rate could affect our gross profit margin. We may compensate for such fluctuations by changing product prices accordingly. We also hold a small part of our financial investments in other currencies, mainly New Israeli Shekels and Euro. The dollar value of those investments may decline. A revaluation of 1% of the foreign currencies (i.e. other than U.S. dollar) would not have a material on our income before taxes possibly reducing it by less than $0.1 million.

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

	Year Ended December 31,
	2007	2008	2009
Average rate for period	4.108	3.588	3.933
Rate at year-end	3.846	3.802	3.775

Towards the end of 2006, we engaged a firm to analyze our exposure to the fluctuation in foreign currency exchange rates and are implementing their recommendations since then. However, due to the market conditions, volatility and other factors, its proposals and their implementation occasionally prove to be ineffective or can cause additional finance expenses.

Interest Rate Risk. The primary objective of our investment activities is to preserve principal while maximizing the interest income we receive from our investments, without increasing risk. Our current investment policy is to invest in dollar denominated or linked debentures, of limited sums, rated "A" or higher and with an average maturity of no more than 3 years. We are exposed to market risks resulting from changes in interest rates relating primarily to our financial investments in cash, deposits and marketable securities. We do not use derivative financial instruments to limit exposure to interest rate risk. Our interest gains may decline in the future as a result of changes in the financial markets. However, as interests rates are already very low, we believe any such potential loss would be immaterial to us.

ITEM 12.                      DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

             Not applicable.

PART II

ITEM 13.                      DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.            None.

ITEM 15.                      CONTROLS AND PROCEDURES

(a)           Disclosure Controls and Procedures. Our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2009. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2009, our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act and the rules thereunder, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

(b)           Management’s Annual Report on Internal Control Over Financial Reporting: Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

●	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

●
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

●	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2009. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control – Integrated Framework.” Our management has concluded, based on its assessment, that our internal control over financial reporting was effective as of December 31, 2009.

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

We paid the following fees for the professional services rendered by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, which have served as our registered public accounting firm for the last three years in thousands:

	2008	2009
Audit Fees	$128	$96
Tax Fees	83	92
Total	$211	$188

Audit Fees include audit services, quarterly reviews. Audit related fees includes consultation regarding financial reporting. Tax fees include: corporate tax returns, international tax, tax implication regarding our status as a PFIC, VAT advice related to dividend distribution and possible acquisitions.

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Issuer Purchases of Equity Securities (1)

Period	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Unit)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans	(d) Maximum Number (or Approximate Dollar Value in thousands)of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
March 2009	2,403	2.69	2,403	0

(1) On January 23, 2008 and March 25, 2009 we announced that our board had approved the use of $1 million of our available cash to repurchase our ordinary shares. Under the repurchase program, share purchases may be made from time to time at the discretion of management in the open market or in privately negotiated transactions depending on market conditions, share price, trading volume and other factors. Such purchases will be made in accordance with the requirements of the SEC. For a portion of the authorized repurchase amount, we may enter into a plan that is compliant with Rule 10b5−1 of the Securities Exchange Act of 1934 that is designed to facilitate such purchases. The repurchase program has no time limit, does not require us to acquire a specific number of shares, and may be suspended from time to time or discontinued.  No shares have been purchased since March 2009, although in the beginning of 2010 the Company’s broker mistakenly bought and subsequently sold those shares.

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

PART III

ITEM 17.                      FINANCIAL STATEMENTS

       Not applicable.

ITEM 18.                      FINANCIAL STATEMENTS

The following financial statements and related auditors’ report are filed as part of this annual report:

ITEM 19.	EXHIBITS:

No.	Description
1.1	Memorandum of Association of Registrant (1)
1.2	Certificate of Change of Name of Registrant (translated from Hebrew) (1)
1.3	Amended and Restated Articles of Association of Registrant, dated February 3, 2006 (2)
4.1	Google AdSenseTM Online Standard Terms and Conditions (4)
4.2	OEM Agreement, effective December 7, 2004, between Commtouch Ltd. and the Registrant (1)
4.3	The Registrant’s 2003 Israeli Share Option Plan and the form of Option Agreement (1)
4.4	Google Services Agreement, dated July 1, 2008(5)*
4.5	Amendment No. 1 to the Google Services Agreement, dated as of January 20, 2009**
4.6	Amendment No. 2 to the Google Services Agreement, dated as of July 1, 2009**
8	List of all subsidiaries.
11	Code of Ethics (4)
12.1	Certification required by Rule 13a-14(a) or Rule 15d-14(a) executed by the Chief Executive Officer of the Company
12.2	Certification required by Rule 13a-14(a) or Rule 15d-14(a) executed by the Chief Financial Officer of the Company
13.1	Certification required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
13.2	Certification required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
14	Consent of Kost Forer Gabbay & Kasierer, an affiliate of Ernst & Young Global, Independent Auditors
 ___________________________

(1)	Previously filed with the SEC on October 25, 2005 as an exhibit to our registration statement on Form F-1/A (File No. 333-129246).

(2)	Previously filed with the SEC on January 5, 2006 as an exhibit to our registration statement on Form F-1/A (File No. 333-129246).

(3)	Previously filed with the SEC on January 26, 2006 as an exhibit to our registration statement on Form F-1/A (File No. 333-129246).

(4)	Previously filed with the SEC on May 12, 2008 as an exhibit to our annual report on Form 20-F.

(5)	Previously filed with the SEC on June 24, 2009 as an exhibit to our annual report on Form 20-F.

*	Confidential treatment has been granted with respect to certain portions of this exhibit pursuant to 17.C.F.R. §§ 230.406 and 200.83. Omitted portions were filed separately with the SEC.

**	Confidential treatment has been requested with respect to certain portions of this exhibit pursuant to 17.C.F.R. §§ 230.406 and 200.83. Omitted portions were filed separately with the SEC.

INCREDIMAIL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009

IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com/il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

INCREDIMAIL LTD.

We have audited the accompanying consolidated balance sheets of Incredimail Ltd. ("the Company") and its subsidiaries as of December 31, 2008 and 2009, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2008 and 2009, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 25, 2010	A Member of Ernst & Young Global

INCREDIMAIL LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2008	2009
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$7,835	$24,368
Marketable securities	18,790	5,225
Trade receivables	2,194	2,320
Deferred taxes, net	362	-
Other receivables and prepaid expenses	4,941	4,819

Total current assets	34,122	36,732

LONG-TERM ASSETS:
Severance pay fund	955	1,104
Deferred taxes, net	328	63
Other long-term assets	619	495
Property and equipment, net	1,478	1,366
Other intangible assets, net	149	134

Total long-term assets	3,529	3,162

Total assets	$37,651	$39,894

The accompanying notes are an integral part of the consolidated financial statements.

INCREDIMAIL LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2008	2009
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$1,948	$1,039
Deferred revenues	2,605	2,270
Accrued expenses and other liabilities	4,426	6,577

Total current liabilities	8,979	9,886

LONG-TERM LIABILITIES:
Deferred revenues	1,743	1,616
Accrued severance pay	1,385	1,390

Total long-term liabilities	3,128	3,006

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 0.01 par value -
Authorized: 15,000,000 shares as of December 31, 2008 and 2009; Issued and outstanding: 9,271,159 and 9,527,821 shares at December 31, 2008 and 2009, respectively	21	21
Additional paid-in capital	23,358	22,390
Accumulated other comprehensive income	12	207
Treasury stock	(882)	(1,002)
Retained earnings	3,035	5,386

Total shareholders' equity	25,544	27,002

Total liabilities and shareholders' equity	$37,651	$39,894

The accompanying notes are an integral part of the consolidated financial statements.

INCREDIMAIL LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2007	2008	2009

Revenues:
Advertising and other services	$9,597	$12,748	$20,478
Products	9,078	9,158	6,717

	18,675	21,906	27,195

Cost of revenues	1,740	1,795	1,579

Gross profit	16,935	20,111	25,616

Operating expenses:
Research and development	6,125	7,589	5,972
Selling and marketing	4,682	7,343	4,824
General and administrative	3,693	3,806	3,334
Goodwill impairment and restructuring	163	1,153	-

Total operating expenses	14,663	19,891	14,130

Operating income	2,272	220	11,486
Financial income (expenses), net	(3,641)	4,494	72

Income (loss) before taxes on income	(1,369)	4,714	11,558
Taxes on income	1,393	289	3,545

Net income (loss)	$(2,762)	$4,425	$8,013

Net earnings (loss) per Ordinary share:

Basic	$(0.29)	$0.47	$0.86

Diluted	$(0.29)	$0.46	$0.84

The accompanying notes are an integral part of the consolidated financial statements.

INCREDIMAIL LTD. AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands

	Share capital		Additional paid-in capital	Accumulated other comprehensive income	Retained earnings (accumulated deficit)	Treasury stock	Total shareholders' equity

Balance as of January 1, 2007	$20		$20,993	$109	$1,455	$-	$22,577
Tax benefit in respect of offering expenses			143	-	-	-	143
Issuance of shares to non-employees	*	) -	63	-	-	-	63
Stock based compensation expense			706	-	-	-	706
Exercise of share options	*	) -	124	-	-	-	124
Adjustment to retained earnings upon adoption of FIN 48 (codified in ASC 740, "Income taxes")	-		-	-	(83)	-	(83)
Comprehensive loss:
Net loss	-		-	-	(2,762)	-	(2,762)
Changes in unrealized holding gains on marketable securities, net	-		-	3	-	-	3

Balance as of December 31, 2007	20		22,029	112	(1,390)	-	20,771
Stock based compensation expense	-		1,165	-	-	-	1,165
Exercise of share options	1		164	-	-	-	165
Repurchase of Ordinary shares	-		-	-	-	(882)	(882)
Comprehensive income:
Net income	-		-	-	4,425	-	4,425
Changes in unrealized holding gains on marketable securities, net	-		-	(100)	-	-	(100)

Balance as of December 31, 2008	21		23,358	12	3,035	(882)	25,544
Cumulative effect from adoption of FSP No. 115-2/124-2 (primarily codified in ASC 320-10- Investments-Debt and Equity Securities-Overall) at April 1, 2009	-		-	(210)	210	-	-
Stock based compensation expense	-		672	-	-	-	672
Exercise of share options	-		984	-	-	-	984
Dividends	-		(2,624)	-	(5,872)	-	(8,496)
Repurchase of Ordinary shares	-		-	-	-	(120)	(120)
Comprehensive income:
Net income	-		-	-	8,013	-	8,013
Changes in unrealized holding gains on marketable securities, net	-		-	405	-	-	405

Balance as of December 31, 2009	$21		$22,390	$207	$5,386	$(1,002)	$27,002

Total comprehensive income (loss) for the years ended December 31, 2007, 2008 and 2009 amounted to ($2,759), $4,325 and $8,418, respectively.

*)           Represents an amount lower than $1.

The accompanying notes are an integral part of the consolidated financial statements.

INCREDIMAIL LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2007	2008	2009
Cash flows from operating activities:
Net income (loss)	$(2,762)	$4,425	$8,013
Adjustments required to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	510	1,050	715
Stock based compensation expense	769	1,165	672
Impairment of goodwill and other intangible assets	316	169	-
Amortization of premium and accrued interest on marketable securities	92	55	105
Loss (gain) from marketable securities, ,long-term investment and short-term bank deposits , net	4,761	(3,818)	20
Deferred taxes, net	211	(217)	1,515
Accrued severance pay, net	91	75	(144)
Net changes in operating assets and liabilities:
Trade receivables	(165)	(201)	(126)
Other receivables and prepaid expenses	(1,406)	(2,924)	122
Other long-term assets	(70)	26	(45)
Trade payables	1,082	402	(909)
Deferred revenues	159	(465)	(462)
Accrued expenses and other liabilities	226	1,182	1,198
Other	7	-	-
Net cash provided by operating activities	3,821	924	10,674

Cash flows from investing activities:
Purchase of property and equipment	(1,355)	(640)	(513)
Proceeds from sale of property and equipment	15	-	-
Proceeds from short-term bank deposits	-	1,000	1,042
Investment in short-term bank deposits	(1,000)	-	(974)
Restricted cash	(66)	(5)	169
Capitalization of software development costs, content costs and domain	(84)	(109)	(75)
Proceeds from sales of marketable securities	54,369	25,209	23,277
Investment in marketable securities	(59,749)	(22,438)	(9,435)
Net cash provided by (used in) investing activities	(7,870)	3,017	13,491

Cash flows from financing activities:
Tax benefit in respect of issuance expenses	111	-	-
Exercise of share options	124	165	984
Reimbursement of issuance costs	59	-	-
Repurchase of Ordinary shares	-	(882)	(120)
Dividend paid	-	-	(8,496)
Net cash provided by (used in) financing activities	294	(717)	(7,632)
Increase (decrease) in cash and cash equivalents	(3,755)	3,224	16,533
Cash and cash equivalents at beginning of year	8,366	4,611	7,835
Cash and cash equivalents at end of year	$4,611	$7,835	$24,368

Cash paid during the year for:
Income taxes	$2,019	$2,832	$3,594

The accompanying notes are an integral part of the consolidated financial statements.

INCREDIMAIL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:-	GENERAL

Incredimail Ltd. and its wholly-owned subsidiary in the U.S., Incredimail Inc., design develop and market content and media products, particularly email products, creating an entertaining experience by offering users the ability to design a customized and personal presentation, targeting the consumer and home market. Bizchord Ltd., a wholly-owned subsidiary in Israel, is engaged in transaction processing. In 2008, the Company restricted the business of Bizchord to exclusively processing the Company's transactions. Incredimail Ltd. ("Incredimail") and its wholly-owned subsidiaries are collectively referred to as "the Company". The Company was incorporated under the laws of Israel in 1999 and commenced operations in 2000.

The Company generates revenues primarily from advertising, by offering search powered by search providers, to the users of its applications, as well as from selling premium versions of its email products.

The Company has one major customer which accounts for 42%, 49% and 68% of total revenues, in 2007, 2008  and 2009, respectively. Losing this customer could cause a material adverse effect to the Company's results of operations and financial position. The major customer has limited termination rights. Subsequent to year-end, the customer informed the Company that it is considering implementing market-wide policy changes affecting the assets the Company is heavily dependent on for its search generated revenues.  The customer has informed the Company that while these changes are being discussed internally, no decision has been made nor is there any certainty it will be made or implemented, and even if implemented, it is the Company’s understanding that,  they would have no impact on the Company before the end of 2010.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared according to United States generally accepted accounting principles ("U.S. GAAP").

a.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

b.	Financial statements in U.S. dollars:

The Company has operations in Israel and most of the Israeli expenses are currently paid in new Israeli shekels ("NIS"); however, the markets for the Company's products are located outside of Israel and the Company generates most of its revenues in U.S. dollars ("dollars"). The Company's management believes that the dollar is the currency of the primary economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the dollar.

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars in accordance with Accounting Standards Codification ("ASC") 830, "Foreign Currency Matters" (formerly Statement of Financial Accounting Standards ("SFAS") No. 52). All transaction gains and losses of the remeasured monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate.

c.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany balances and transactions have been eliminated upon consolidation.

d.	Cash equivalents:

The Company considers short-term unrestricted highly liquid investments that are readily convertible into cash, purchased with original maturities of three months or less to be cash equivalents.

INCREDIMAIL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

e.	Restricted cash:

Restricted cash is invested in bank deposits, pledged in favor of the bank which providing the Company guarantees with respect to office lease agreements and business credit.

f.	Marketable securities and long-term investment:

The Company accounts for investments in debt securities in accordance with ASC 320, "Investments – Debt and Equity Securities" (formerly SFAS No. 115). Management determines the appropriate classification of its investments in debt securities at the time of purchase and reevaluates such determinations at each balance sheet date.

At December 31, 2008 and 2009, all marketable securities are designated as available-for-sale. Marketable securities classified as "available-for-sale" are carried at fair value. Unrealized gains and losses are comprised of the difference between market value and amortized costs of such securities and are reflected, net of tax, as “accumulated other comprehensive income” in shareholders’ equity. Realized gains and losses on marketable securities are included in earnings. The Company recognizes an impairment charge when a decline in the fair value of its investments below the cost basis is judged to be other-than-temporary. For securities that the Company intends to sell, or it is more likely than not that the Company will be required to sell before recovery of their amortized cost basis, the entire difference between amortized cost and fair value is recognized in earnings. For securities that do not meet these criteria, the amount of impairment recognized in earnings is limited to the amount related to credit losses, while impairment related to other factors is recognized in other comprehensive income. The Company uses a discounted cash flow analysis to determine the portion of the impairment that relates to the credit loss. To the extent that the net present value of the projected cash flows is less than the amortized cost of the security, the difference is considered a credit loss and is recorded through earnings.

g.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

%
Computers and peripheral equipment	33
Office furniture and equipment	7 – 15
Motor vehicles	15

Leasehold improvements are depreciated by the straight-line method over the term of the lease or the estimated useful life of the improvements, whichever is shorter.

h.	Intangible assets:

Intangible assets are amortized over their useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used, in accordance with ASC 350, "Intangibles – Goodwill and Other" (formerly SFAS No. 142).

Amortization is calculated using the straight-line method over the estimated useful lives at the following annual rates:

Weighted average %
Capitalized software development costs (see 2l)	33
Capitalized content costs (see 2o)	33
Domain	33

INCREDIMAIL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Impairment of long-lived assets:

The Company's long-lived assets, tangible and intangible, other than goodwill, are reviewed for impairment in accordance with ASC 360, "Property Plant and Equipment" (formerly SFAS No. 144), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

In 2007 and 2008, the Company recorded an impairment loss to cost of revenues in the amounts of $153,000 and $44,000, respectively, in respect of core technology acquired in the acquisition of Bizchord. No such impairment was recorded in 2009.

j.	Goodwill:

Goodwill represents the excess of the cost over the fair value of the net assets of businesses acquired. Under ASC 350, "Intangibles – Goodwill and Other" (formerly SFAS No. 142) goodwill is not amortized but instead is tested for impairment at least annually (or more frequently if impairment indicators arise).

ASC 350 prescribes a two-phase process for impairment testing of goodwill. The first phase screens for impairment, while the second phase (if necessary) measures impairment. In the first phase of impairment testing, goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. If the carrying value of the reporting unit exceeds its fair value, the second phase is then performed. The second phase of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. Fair value is determined using discounted cash flows. Significant estimates used in the fair value methodologies include estimates of future cash flows, future growth rates and the weighted average cost of capital of the reporting unit. In 2007 and 2008, the Company recorded an impairment loss in the amounts of $163,000 and $125,000 in respect of Bizchord reporting unit, respectively. No such impairment was recorded in 2009.

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

INCREDIMAIL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In accordance with ASC 605-50, "Customer Payments and Incentives"( formerly EITF No. 01-9), the Company accounts for cash consideration given to customers, for which it does not receive a separately identifiable benefit or cannot reasonably estimate fair value, as a reduction of revenue rather than as an expense.

Collaboration arrangements have been established with companies that use the Company's brand name "Incredi" for their website and to which the Company refers users. In consideration of the brand and promotional activity that the Company provides, it is entitled to a share of the gross revenues generated from the website or to a share of the net license fees received by the Company's collaborator through its website. Revenues from these collaboration arrangements are recognized when earned.

Revenues from email software license sales are recognized when all criteria outlined in ASC 985-605, "Software – Revenue Recognition", (formerly Statement of Position ("SOP") 97-2, as amended) are met. Revenues from software license are recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable, and collectability is probable. The Company's e-mail users may also purchase a license to its content database. This content database provides additional Incredimail content files in the form of email background, animation sounds, graphics and e-mail notifiers. Licensing fees are recognized over the license period. Lifetime licensing revenues are recognized over the estimated usage period of the content database. In accordance with its policy, the Company reviews the estimated usage period of the lifetime licensing on an ongoing basis.

Deferred revenues include upfront payments received from customers, for which revenues have not yet been recognized.

Revenues from email anti-spam license fees are recognized ratably over the term of the license.

With regard to arrangements involving multiple elements, the Company's revenues are allocated to the different elements in the arrangement under the "relative fair value method" when Vendor Specific Objective Evidence ("VSOE") of fair value exists for all elements. Under the relative fair value method, the Company recognizes and defers revenue proportionally based on the fair value of its delivered and undelivered elements, when the basic criteria in ASC 985-605 have been met. Any discount in the arrangement is allocated pro rata to the different elements in the arrangements.

l.	Research and development costs:

Research and development costs incurred in the process of software production before establishment of technological feasibility, are charged to expenses as incurred. Costs of the production of a product master incurred subsequent to the establishment of technological feasibility are capitalized according to the principles set forth in ASC 985-20, "Software – Costs of Software to Be Sold, Leased, or Marketed" (formerly SFAS No. 86). Based on the Company's product development process, technological feasibility is established upon completion of a working model.

Costs incurred by the Company between completion of the working model and the point at which the product is ready for general release, are capitalized unless considered immaterial.

INCREDIMAIL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Capitalized software development costs are amortized commencing with general product release, by the greater of the amount computed using the: (i) ratio between current gross revenues from sales of the software to the total of current and anticipated future gross revenues from sales of that software, or (ii) the straight-line method over the estimated useful life of the product. The Company assesses the recoverability of this intangible asset on an annually basis by determining whether the amortization of the asset over its remaining life can be recovered through undiscounted future operating cash flows from the specific software product sold. Based on its analyses, management believes that no impairment of capitalized software development cost exist as of December 31, 2009.

m.	Income taxes:

The Company accounts for income taxes in accordance with ASC 740, "Income Taxes" (formerly SFAS No. 109). This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

On January 1, 2007, the Company adopted ASC 740 with respect to uncertain tax positions (formerly FASB Interpretation No. 48, ("FIN 48")). ASC 740, contains a two-step approach for recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. The Company classifies interest as tax expenses.

n.	Advertising costs:

Advertising costs are expensed as incurred. Advertising costs for the years ended December 31, 2007, 2008 and 2009 amounted to $1,411,000,  $3,466,000 and  $1,938,000, respectively.

o.	Content costs:

The Company assembles content for the use of its customers through purchases of a variety of creative and diverse graphics, sound and multimedia from third party manufacturers and through internal creation of such content. Content costs acquired from third party manufacturers, are capitalized and amortized over their estimated useful life of three years.

Content costs in 2007, 2008 and 2009 amounted to $568,000, $779,000 and $620,000, respectively, of which $84,000, $74,000 and $75,000 was capitalized and the remaining expensed as incurred. Amortization of capitalized content costs in 2007, 2008 and 2009 amounted to $17,000, $33,000 and $65,000, respectively.

INCREDIMAIL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term bank deposits, marketable securities and trade receivables.

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

The Company's liability for severance pay is calculated pursuant to Israel's Severance Pay Law based on its employees' most recent monthly salaries, multiplied by the number of years of their employment, or a portion thereof, as of the balance sheet date. This liability is fully provided for by monthly deposits in insurance policies and by an accrual.

The deposited funds include profits (losses) accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel's Severance Pay Law or labor agreements.

The Company's agreements with employees in Israel, joining the Company since February 2, 2008, are in accordance with section 14 of the Severance Pay Law, 1963, where the Company's contributions for severance pay shall be instead of its severance liability. Upon contribution of the full amount of the employee's monthly salary, and release of the policy to the employee, no additional calculations shall be conducted between the parties regarding the matter of severance pay and no additional payments shall be made by the Company to the employee. Further, the related obligation and amounts deposits on behalf of such obligation are not stated on the balance sheet, as they are legally released from obligation to employees once the deposit amounts have been paid.

Severance expenses for the years ended December 31, 2007, 2008 and 2009 amounted to  $499,000,  $715,000 and  $362,000, respectively.

r.	Net earnings (loss) per Ordinary share:

Basic net earnings (loss) per Ordinary shares are computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings (loss) per Ordinary share are computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with ASC 260, "Earnings Per Share" (formerly SFAS No. 128).

INCREDIMAIL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The total weighted average number of Ordinary shares related to the outstanding options excluded from the calculations of diluted net earnings per Ordinary share because these securities are anti-dilutive was 1,205,834 and 789,411 for the years ended December 31, 2008 and 2009, respectively. Because of the loss in 2007, all options were excluded from the calculation of diluted net loss per share.

s.	Accounting for stock-based compensation:

The Company accounts for stock-based compensation under ASC 718, "Compensation – Stock Compensation", (formerly SFAS No. 123(R)), which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees and directors.

ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated statements of operations.

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

The fair value of the Company's stock options granted to employees and directors was estimated using the following weighted average assumptions:

	Year ended December 31,
	2007	2008	2009
Risk free interest rate	4.13%	3.18%	2.73%
Dividend yield	0%	0%	13.01%
Expected volatility	43.55%-59.91%	50.24%-73.13%	55.41%-74.67%
Weighted average volatility	51.73%	61.69%	65.04%
Expected term (years)	4.651	6.194	3.915

t.	Derivatives instruments:

The Company uses derivatives instruments to protect against foreign currency fluctuations. These instruments were not designated as cash flow hedge as defined by ASC 815, "Derivative and Hedging", (formerly SFAS No. 133) and therefore the Company recognized the changes in fair value of these instruments to the statements of operations as financial income or expense, as incurred.

INCREDIMAIL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

u.	Fair value of financial instruments:

The carrying amounts of financial instruments carried at cost, including cash and cash equivalents, trade receivables and trade payables approximate their fair value due to the short-term maturities of such instruments.

The Company adopted the provisions of ASC 820, "Fair Value Measurments and Disclosures" (formerly SFAS No. 157), effective January 1, 2008. Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the observability of inputs as follows:

•
Level 1—Valuations based on quoted prices in active markets for identical assets that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

•	Level 2—Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

•	Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

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

The Company’s marketable securities trade in markets that are not considered active, but are valued based on quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency, and therefore are categorized as Level 2.

The Company's assets measured at fair value on a recurring basis as of December 31, 2009, included money market funds and treasury notes in the total amount of $7,839,000 presented as part of cash and cash equivalents, marketable securities in the amount of $5,225,000 and derivative financial instruments, net in the amount of $36,000 presented in other receivables and prepaid expenses, all measured using input type Level 2. The Company's assets measured at fair value on a recurring basis as of December 31, 2008, included treasury notes in the total amount of $2,100,000 presented as part of cash, and cash equivalents and marketable securities in the amount of $18,790,000, all measured using input type Level 2.

INCREDIMAIL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

v.	Treasury shares:

The Company repurchases its Ordinary shares from time to time on the open market and holds such shares as treasury shares. The Company presents the cost to repurchase treasury shares as a reduction of shareholders' equity.

w.	Adoption of New Accounting Standards:

On July 1, 2009, the FASB issued the FASB Accounting Standards Codification (the “ASC”). The ASC became the single source of authoritative nongovernmental U.S. GAAP, superseding existing pronouncements issued by the FASB, the American Institute of Certified Public Accountants, the Emerging Issues Task Force and related literature. The ASC eliminates the previous U.S. GAAP hierarchy and establishes one level of authoritative GAAP. Rules and interpretive releases issued by the SEC under authority of federal securities law are also sources of the authoritative GAAP for SEC registrants. All other literature is considered non-authoritative. The Codification is effective for interim and annual periods ending after September 15, 2009.

In April 2009, the FASB issued authoritative guidance on recognition and presentation of other-than-temporary impairments. This guidance clarifies the interaction of the factors that should be considered when determining whether a debt security is other than temporarily impaired; provides guidance on the amount of an other-than-temporary impairment recognized in earnings and other comprehensive income; and expands the disclosures required for other-than-temporary impairments for debt and equity securities. The guidance requires an entity to assess whether it intends to sell, or it is more likely than not that it will be required to sell a security before recovery of its amortized cost basis. If either of those criteria is met, the entire difference between amortized cost and fair value is recognized in earnings. For securities that do not meet these criteria, the amount of impairment recognized in earnings is limited to the amount related to credit losses, while impairment related to other factors is recognized in other comprehensive income. The Company adopted this guidance on April 1, 2009, and reclassified the $210 non-credit related portion of other than temporary impairment losses recognized in prior period earnings as a cumulative effect adjustment that increased retained earnings and decreased accumulated other comprehensive income at April 1, 2009.

In May 2009, the FASB issued authoritative guidance on subsequent events, which sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may have occurred for potential recognition or disclosure in the financial statements. The guidance also sets forth the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The Company adopted this guidance in these financial statements.

In March 2008, the FASB issued amended guidance on disclosures about derivative instruments and hedging activities. This guidance applies to all derivative instruments and non-derivative instruments that are designated and qualify as hedging instruments and related hedged items. This guidance requires entities to provide greater transparency through additional disclosures about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for, and how derivative instruments and related hedged items affect an entity’s financial position, results of operations and cash flows. The adoption of this guidance did not impact the Company’s consolidated financial results as it requires additional disclosure, rather than a change in accounting. See Note 12.

INCREDIMAIL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:-	MARKETABLE SECURITIES AND LONG-TERM INVESTMENT

The Company's marketable securities are classified as available-for-sale securities and are carried at fair value. The following table summarizes amortized costs, gross unrealized holding gains and losses and market value of marketable securities as of December 31, 2008 and 2009:

	Amortized cost		Gross unrealized gains		Gross unrealized losses		Fair value
	December 31,		December 31,		December 31,		December 31,
	2008	2009	2008	2009	2008	2009	2008	2009
	U.S. dollars in thousands
Corporate debentures	$8,370	$3,262	$131	$210	$82	$1	$8,419	$3,471
Government debentures	10,404	1,687	8	67	41	-	10,371	1,754
	$18,774	$4,949	$139	$277	$123	$1	$18,790	$5,225

On April 1, 2009, the Company adopted the accounting pronouncement that provides guidance on recognition and presentation of other-than-temporary impairments and assessed whether the unrealized losses for the investments in its portfolio were other-than-temporary under this guidance. For securities the Company intends to sell or it is more likely than not that it will be required to sell the securities before recovery, the entire difference between amortized cost and fair value is recognized in earnings. For securities that the Company does not intend to sell and it is not more likely than not that the Company will be required to sell, the Company used a discounted cash flow analysis to determine the portion of the impairment that relates to credit loss. To the extent that the net present value of the projected cash flows is less than the amortized cost of the security, the difference is considered a credit loss and is recorded through earnings. The inputs on the future performance of the underlying assets used in the cash flow models include prepayments, defaults and loss severity assumptions.

A non-credit related amount of $210,000 for other-than-temporary impairment losses recognized in earnings prior to April 1, 2009 was reclassified as a cumulative effect adjustment that increased retained earnings and decreased accumulated other comprehensive income at April 1, 2009.

The carrying amount of available-for-sale debt marketable securities as of December 31, 2009 was $5,225,000 of which $355,000 is scheduled to mature within one year and the remaining $4,870,000 is scheduled to mature after one year and up to five years.

NOTE 4:-	OTHER RECEIVABLES AND PREPAID EXPENSES

	December 31,
	2008	2009
	U.S. dollars in thousands
Government authorities	$4,333	$4,387
Prepaid expenses	320	223
Other	288	209
	$4,941	$4,819

INCREDIMAIL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:-	PROPERTY AND EQUIPMENT

	December 31,
	2008	2009
	U.S. dollars in thousands
Cost:
Computers and peripheral equipment	$2,544	$3,045
Office furniture and equipment	365	366
Leasehold improvements	516	453
Motor vehicles	38	38
	3,463	3,902
Accumulated depreciation	1,985	2,536
Depreciated cost	$1,478	$1,366

Depreciation expenses totaled $402,000, $970,000 and $625,000 for the years ended December 31, 2007, 2008 and 2009, respectively.

NOTE 6:-	OTHER INTANGIBLE ASSETS

a.	Composition:

	December 31,
	2008	2009
	U.S. dollars in thousands
Original amounts:
Capitalized software development costs	$76	$76
Capitalized content costs	158	233
Domain	35	35
	269	344
Accumulated amortization	120	210
Other intangible assets, net	$149	$134

b.	Amortization expense amounted to $108,000, $80,000 and $90,000 for the years ended December 31, 2007, 2008 and 2009, respectively.

c.	Estimated amortization expense amounts to $76,000, $41,000 and $17,000 for the years ended December 31 2010, 2011 and 2012, respectively.

d.	For impairment losses, see Note 2(i).

NOTE 7:-	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2008	2009
	U.S. dollars in thousands
Employees and payroll accruals	$1,467	$1,794
Government authorities	2,023	2,835
Deferred tax liabilities, net	-	1,342
Accrued expenses	936	606
	$4,426	$6,577

INCREDIMAIL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8:-	COMMITMENTS AND CONTINGENT LIABILITIES

The Company rents its facilities under an operating lease agreement with an initial term expiring in 2011, with an option for additional two years.

Future minimum lease commitments under non-cancelable operating leases are $515,000 for each of the years ending December 31, 2010 and 2011.

Total rent expenses for the years ended December 31, 2007, 2008 and 2009 amounted to $337,000, $678,000 and $448,000, respectively.

The Company leases its motor vehicles under cancelable operating lease agreements. The minimum payment under these operating leases, upon cancellation of these lease agreements amounted to $105,000 as of December 31, 2009. Total lease expenses for the years ended December 31, 2007, 2008 and 2009 amounted to, $373,000, $556,000 and $382,000 respectively.

NOTE 9:-	INCOME TAXES

a.	Tax benefits under the Israel Law for the Encouragement of Capital Investments, 1959 (the "Law"):

Two programs of the Company have been granted "Approved Enterprise" status under the Law. For these programs, the Company has elected alternative benefits, waiving grants in return for tax exemptions. These benefits include a tax-exemption for a period of two years and taxation at the reduced corporate tax rate of 25% for an additional period of five to eight years thereafter. The benefit period commenced in 2003 and in 2005 for the first and second programs, respectively.

The period of tax benefits detailed above is subject to limits of the earlier of 12 years from the commencement of production or 14 years from receiving the approval. The entitlement to the above benefits is subject to fulfilling the conditions stipulated by the Law, regulations published thereunder and letters of approval for the specific investments in the "Approved Enterprises". In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2009, management believes that the Company meets all conditions of the approvals.

On April 1, 2005, an amendment to the Law came into effect ("the Amendment") and has significantly changed the provisions of the Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as a "Beneficiary Enterprise" (rather than the previous terminology of Approved Enterprise), such as a provision requiring that at least 25% of the "Beneficiary Enterprise's" income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Law so that companies are no longer required for Investment Center approval in order to qualify for tax benefits. The period of tax benefits for a new "Beneficiary Enterprise" commences in the "Year of Commencement". This year is the later of: (1) the year in which taxable income is first generated by the Company, or (2) a year selected by the Company for commencement, on the condition that the Company meets certain provisions provided by the Law ("Year of Election").

In addition, the Law provides that terms and benefits included in any letter of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore, the two existing Approved Enterprises will not be subject to the provisions of the Amendment.

The Company has one "Beneficiary Enterprise" plan. The period of benefits under the Beneficiary Enterprise program has commenced in 2008.

INCREDIMAIL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	INCOME TAXES (Cont.)

As a result of the amendment, tax-exempt income generated under the provisions of the amended law, will subject the Company to taxes upon dividend distribution or complete liquidation.

In 2009, the Company has revised its dividend policy whereby at least 50% of annual net income of the Company will be paid out as a dividend beginning with the net income for 2009. Declaring and issuing the dividend will be subject to the Board's review of the Company's financial condition at the time. As a result of the dividend policy, the Company records a deferred tax liability with respect to its tax-exempt income generated starting 2009 under its Beneficiary Enterprise plan, since its distribution as dividend will create a tax liability to the Company. The Company does not intend to distribute dividend out off tax exempt income incurred up to December 31, 2008. As a result, no deferred tax liability was created with respect to approximately $8,011,000. Should this amount be  distributed, it would be taxed at the reduced corporate tax rate applicable to such profits (currently 25%), incurring as of December 31, 2009 an income tax liability of up to approximately $2,002,000.

Income of the Company from sources other than the Approved Enterprise and Beneficiary Enterprise during the period of benefits is taxable at the regular corporate tax rate.

b.	Corporate tax rates in Israel:

The regular corporate tax rate in Israel in 2008 and 2009 was 27% and 26%, respectively. Taxable income of Israeli companies is subject to tax at the rate of 25% in 2010, 24% in 2011, 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015, and 18% in 2016 and thereafter.

c.	Deferred tax assets, net:

Deferred taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes.

Components of the Company's deferred tax assets (liabilities) are as follows:

	December 31,
	2008	2009
	U.S. dollars in thousands
Employee benefits	$304	$314
Research and development expenses	157	87
Losses on marketable securities	301	324
Accumulated carry forward loss	-	96
Impaired intangible assets and goodwill	83	82
Other	150	208
Deferred tax assets, before valuation allowance	995	1,111
Valuation allowance *)	(301)	(520)
Deferred tax assets	694	591
Deferred tax liabilities	(4)	(1,870)
	$690	$(1,279)

*)
The Company recorded a valuation allowance with respect to (i) deferred tax assets related to other-than-temporary impairment on marketable securities and, due to current uncertainty of whether the Company will produce sufficient gains from marketable securities in the future, which are considered a source of income required to offset losses from marketable securities under the Israeli Tax Law and (ii) carry forward loss and impaired intangible assets and goodwill related to Bizchord.

All deferred tax assets and liabilities are domestic.

INCREDIMAIL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	INCOME TAXES (Cont.)

d.	A reconciliation of the Company's effective tax rate to the statutory tax rate in Israel is as follows:

	Year ended December 31,
	2007	2008	2009
	U.S. dollars in thousands, except for per share data
Income (loss) before taxes on income	$(1,369)	$4,714	$11,558
Statutory tax rate in Israel	29%	27%	26%

Theoretical income tax expense (income)	$(397)	$1,273	$3,005
Increase (decrease) in tax expenses resulting from:
"Approved Enterprise" benefits	(77)	(236)	(4)
Non-deductible expenses	358	374	232
Previous years taxes	88	(234)	185
Losses (gains) from marketable securities and ARSs for which valuation allowance has been provided	1,493	(1,065)	22
Other	(72)	177	105
Taxes on income	$1,393	$289	$3,545
Benefit per Ordinary share, resulting from "Approved Enterprise" status:
Basic	$(0.01)	$(0.06)	$-
Diluted	$(0.01)	$(0.06)	$-

e.	Income taxes are comprised as follows:

	Year ended December 31,
	2007	2008	2009
	U.S. dollars in thousands
Deferred tax benefit (expense)	$106	$(216)	$1,515
Current taxes	1,199	739	1,845
Previous years taxes	88	(234)	185
	$1,393	$289	$3,545

INCREDIMAIL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	INCOME TAXES (Cont.)

f.	Uncertain tax position:

A reconciliation of the beginning and ending balances of unrecognized tax benefits is as follows:

	December 31,
	2008	2009
	U.S. dollars in thousands

Balance at January 1, 2009	$842	$1,357
Reductions for prior year tax positions	801	(82)
Increases in tax positions for current year*)	(286)	66

Balance at December 31, 2009	$1,357	$1,341

*)       Includes additions generated from changes in the dollar/NIS exchange rate, adjustment to the CPI and accrued interest in the total amount of $49,000 for the year ended December 31, 2009.

As of December 31, 2009, the Company is subject to Israeli income tax examinations and to U.S. federal income tax examinations for the 2006 through 2009 tax years.

g.	Income (loss) before taxes on income is comprised as follows:

	Year ended December 31,
	2007	2008	2009
	U.S. dollars in thousands
Domestic	$(1,415)	$4,676	$11,532
Foreign - U.S.A	46	38	26

	$(1,369)	$4,714	$11,558

NOTE 10:-	SHAREHOLDERS' EQUITY

a.	Ordinary share rights:

The Ordinary shares entitle their holders to voting rights, the right to receive cash dividend and the right to a share in excess assets upon liquidation of the Company.

b.	Shares granted to non-employees:

In February 2007, the Company granted 7,500 restricted Ordinary shares to non-employees in respect of services granted to the Company. The shares vested on June 1, 2007.

The Company accounted for the grant in accordance with ASC 718, "Compensation – Stock Compensation". Stock based compensation amounted to $63,000 in the year ended December 31, 2007.

c.	Treasury shares:

In July 2008, the Company's Board of Directors authorized the repurchase of up to  $3,750,000 in the open market, subject to normal trading restrictions. During 2008 and 2009, the Company purchased 300,564 and 45,455 of its Ordinary shares for total consideration of $882,000 and $120,000, respectively which were recorded as Treasury stock, at cost as part of shareholders' equity.

INCREDIMAIL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10:-	SHAREHOLDERS' EQUITY (Cont.)

d.	Share option plans:

In 2003, the Company adopted a share option plan ("the 2003 Option Plan"). Under the 2003 Option Plan, employees, officers and non-employees may be granted options to acquire Ordinary shares. Pursuant to the 2003 Option Plan, the Company has reserved for issuance a total of 2,368,000 Ordinary shares. As of December 31, 2009, 574,887 options were still available for future grant under the 2003 Option Plan.

Options granted under the 2003 Plan vested over three to four years from the grant date. The options expire no later than five years from the date of grant.

The Company recognizes compensation costs using the straight-line attribution method, but not less than the grant date fair value of the options vested at the balance-sheet date.

A summary of the activity in the share options granted to employees and directors for the year ended December 31, 2009 and related information is as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
			Years	U.S. dollars in thousands
Outstanding at January 1, 2009	1,292,040	$4.08	3.28	$62
Granted	425,000	$7.11
Exercised	(302,117)	$3.26
Cancelled	(71,342)	$3.49
Forfeited	(21,150)	$2.31
Outstanding at December 31, 2009	1,332,431	$5.30	3.20	$6,185
Exercisable at December 31, 2009	496,631	$5.28	2.04	$2,335

The weighted-average grant-date fair value of options granted during the years 2007, 2008 and 2009 was  $2.46,  $1.32 and  $1.68, respectively.

As of December 31, 2009, the total compensation cost related to options granted to employees, not yet recognized, amounted to $1,186,242. The cost is expected to be recognized over a weighted average period of 2.17 years.

Aggregate intrinsic value of options exercised in 2007, 2008 and 2009 amounted to $444,673, $76,000 and $281,000 respectively.

In February 2008, the Company's Board of Directors resolved to reprice 516,100 options which were previously granted to the Company's employees to the fair market value as of that date. The Company accounted for the repricing as a modification in accordance with ASC 718 and recorded an additional compensation expense, in the amount of $309,000 which are recognized over the vesting period, or immediately for vested options.

e.	Options granted to underwriter:

On February 3, 2006, the Company affected an Initial Public Offering ("IPO") of its Ordinary shares on the Nasdaq Capital Market. On the closing date of the IPO, the Company granted to its underwriters an option to purchase 175,000 Ordinary shares at a price per share of $9.375. The option shall expire five years following the grant date.

INCREDIMAIL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11:-	SUPPLEMENTARY DATA ON SELECTED CONSOLIDATED STATEMENTS OF OPERATIONS ITEMS

a.	Goodwill impairment and other charges:

	Year ended December 31,
	2007	2008	2009
	U.S. dollars in thousands

Goodwill impairment	$163	$125	$-
Severance and other employee related Termination benefit	-	528	-
Contract termination costs	-	500	-
	$163	$1,153	$-

b.	Financial income (expenses), net:

	Year ended December 31,
	2007	2008	2009
	U.S. dollars in thousands
Financial income:
Interest from bank deposits and marketable securities	$1,033	$883	$360
Gains from marketable securities, net	-	3,587	-
Exchange rate differences , net	39	3	12
Other	198	87	9
	1,270	4,560	381
Financial expenses:
Losses from marketable securities and ARSs, net	4,887	-	236
Other	24	66	71
	4,911	66	307
	$(3,641)	$4,494	$72

c.	Net earnings (loss) per Ordinary share:

Computation of basic and diluted net earnings (loss) per share is as follows:

1.	Numerator:

	Year ended December 31,
	2007	2008	2009
	U.S. dollars in thousands (except share data)
Net income (loss) available to Ordinary shareholders	$(2,762)	$4,425	$8,013

2.	Denominator:

Denominator for basic net earnings (loss) per share -
Weighted average number of Ordinary shares, net of treasury stock	9,442,658	9,427,424	9,347,915
Effect of dilutive securities:
Add - stock options	-	89,053	214,806
Denominator for diluted net earnings (loss) per share - adjusted weighted average shares	9,442,658	9,516,477	9,562,721

INCREDIMAIL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:-	DERIVTATIVE FINANCIAL INSTRUMENTS

In order to reduce the impact of changes in foreign currency exchange rates on its results, the Company enters into foreign currency exchange forward contracts and options contracts to purchase and sell foreign currencies to hedge a portion of its foreign currency net exposure resulting from payroll expenses denominated in NIS.

The foreign currency exchange forward contracts and options contracts are not designated as hedging instruments under hedge accounting. These instruments are generally short term in nature, with typical maturities of less than one year, and are subject to fluctuations in foreign exchange rates. Gains or losses on these derivatives, which partially offset the foreign currency impact from the underlying exposures were classified into financial income (expenses), net and amounted to $34,000 for the year ended December 31, 2009.

The Company’s derivatives expose it to credit risks from possible non-performance by counterparties. The maximum amount of loss due to credit risk that the Company would incur if counterparties to the derivative financial instruments failed completely to perform according to the terms of the contracts, based on the gross fair value of the Company’s derivative contracts that are favorable to the Company, was approximately $36,000, presented as part of other receivables and prepaid expenses, as of December 31, 2009. The Company has limited its credit risk by entering into derivative transactions exclusively with investment-grade rated financial institutions and monitors the creditworthiness of these financial institutions on an ongoing basis.

The notional amounts of the Company’s derivative instruments as of December 31, 2009 amounted to $3,250,000. Notional values are U.S. dollar translated and calculated based on forward rates as of December 31, 2009 for forward contracts and based on spot rates as of December 31, 2009 for options. Gross notional amounts do not quantify risk or represent assets or liabilities of the Company, but are used in the calculation of settlements under the contracts.

NOTE 13:-	PRODUCT LINES

Total revenues from external customers divided on the basis of the Company's product lines are as follows:

	Year ended December 31,
	2007	2008	2009
	U.S. dollars in thousands

Search	$7,855	$11,745	$20,011
Software license	3,128	3,609	2,451
Content database	2,526	1,745	1,282
Advertising and collaborations	1,714	924	418
Anti-Spam	3,424	3,804	2,984
Bizchord - clearing house services	28	79	49
	$18,675	$21,906	$27,195

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

IncrediMail Ltd.

By:	/s/ Ofer Adler
Ofer Adler
Chief Executive Officer

Date:  March 25, 2010

EXHIBIT INDEX

No.	Description
1.1	Memorandum of Association of Registrant (1)
1.2	Certificate of Change of Name of Registrant (translated from Hebrew) (1)
1.3	Amended and Restated Articles of Association of Registrant, dated February 3, 2006 (2)
4.1	Google AdSenseTM Online Standard Terms and Conditions (4)
4.2	OEM Agreement, effective December 7, 2004, between Commtouch Ltd. and the Registrant (1)
4.3	The Registrant’s 2003 Israeli Share Option Plan and the form of Option Agreement (1)
4.4	Google Services Agreement, dated July 1, 2008(5)*
4.5	Amendment No. 1 to the Google Services Agreement, dated as of January 20, 2009**
4.6	Amendment No. 2 to the Google Services Agreement, dated as of July 1, 2009**
8	List of all subsidiaries.
11	Code of Ethics (4)
12.1	Certification required by Rule 13a-14(a) or Rule 15d-14(a) executed by the Chief Executive Officer of the Company
12.2	Certification required by Rule 13a-14(a) or Rule 15d-14(a) executed by the Chief Financial Officer of the Company
13.1	Certification required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
13.2	Certification required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
14	Consent of Kost Forer Gabbay & Kasierer, an affiliate of Ernst & Young Global, Independent Auditors
 ___________________________

(1)	Previously filed with the SEC on October 25, 2005 as an exhibit to our registration statement on Form F-1/A (File No. 333-129246).

(2)	Previously filed with the SEC on January 5, 2006 as an exhibit to our registration statement on Form F-1/A (File No. 333-129246).

(3)	Previously filed with the SEC on January 26, 2006 as an exhibit to our registration statement on Form F-1/A (File No. 333-129246).

(4)	Previously filed with the SEC on May 12, 2008 as an exhibit to our annual report on Form 20-F.

(5)	Previously filed with the SEC on June 24, 2009 as an exhibit to our annual report on Form 20-F.

*	Confidential treatment has been granted with respect to certain portions of this exhibit pursuant to 17.C.F.R. §§ 230.406 and 200.83. Omitted portions were filed separately with the SEC.

**	Confidential treatment has been requested with respect to certain portions of this exhibit pursuant to 17.C.F.R. §§ 230.406 and 200.83. Omitted portions were filed separately with the SEC.