Form 20-F
period 2010-12-31
IncrediMail Ltd.
filed 2011-03-09
CIK 1338940

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

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

As of December 31, 2010, the Registrant had outstanding 9,701,750 ordinary shares, par value NIS 0.01 per share.

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

Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act (Check one):

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

Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes ☐   No ☒

PRELIMINARY NOTES

Terms

As used herein, and unless the context suggest otherwise, the terms "IncrediMail", "Company", "we", "us" or "ours" refer to IncrediMail Ltd.

Forward-Looking Statements

This annual report on Form 20-F contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our, or our industry’s, actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed, implied or inferred by these forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "could", "would", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "projects", "potential" or "continue" or the negative of such terms and other comparable terminology.

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

Factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements contained in this annual report include:

•	our ability to establish and increase market acceptance of our products;

•	our dependence on a limited number of possible customers in general and one dominant customer in particular for search generated revenues;

•	our dependence on the availability and openness of other PC and Internet platforms.

•	our dependence on one product and our ability to continually enhance this product and to develop new products that achieve widespread market acceptance;

•	our dependence on search related revenues and our ability to maintain substantial revenues from "search" activities and further increase these revenues;

•	our ability to cause continued and increasing installation of our products;

•	our ability to manage our growth;

•	our ability to establish a trusted brand name;

•	our ability to develop additional ways to distribute and sell our products;

•	our ability to hire and retain key personnel;

•	our ability to protect our intellectual property rights;

•	the development and future nature of the Internet;

•	the volatility and liquidity of the financial markets;

•	the dynamic nature of the commercial and legal aspects of the Internet;

•	restrictions imposed in connection with our international operations;

•	political, economic and military conditions in the Middle East; and

•	our ability to maintain substantial revenues from advertisers and further increase these revenues.

Assumptions relating to the foregoing involve judgment with respect to, among other things, future economic, competitive and market conditions, and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. In light of the significant uncertainties, inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives or plans will be achieved. Factors that could cause actual results to differ from our expectations or projections include the risks and uncertainties relating to our business described in this annual report at "Item 3.D Risk Factors." Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time and it is not possible for our management to predict all risks, nor can we assess the impact of all risks on our business or the extent to which any risk, or combination of risks, may cause actual results to differ from those contained in any forward-looking statements.

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

ITEM 2.                 OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                 KEY INFORMATION

A.           SELECTED FINANCIAL DATA

The following tables present selected financial data and should be read in conjunction with "Item 5 - Operating and Financial Review and Prospects" and our financial statements and related notes appearing elsewhere in this annual report. We derived the selected financial data below for the years ended December 31, 2008, 2009 and 2010 and as of December 31, 2009 and 2010 from our audited financial statements included elsewhere in this report. We derived the selected financial data below for the years ended December 31, 2006 and 2007 and as of December 31, 2006, 2007 and 2008 from our audited financial statements not included in this report. Our financial statements are prepared and presented in U.S. dollars and in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

	Year ended December 31,
Statement of Operations Data:	2006	2007	2008	2009	2010
	(dollars, except per share data, in thousands)
Revenues
Advertising and other services	$3,066	$9,597	$12,748	$20,478	$24,093
Products	7,785	9,078	9,158	6,717	5,404
	$10,851	$18,675	$21,906	$27,195	$29,497
Cost of products	858	1,740	1,795	1,579	1,606
Gross profit	9,993	16,935	20,111	25,616	27,891
Operating expenses:
Research and development costs	3,251	6,125	7,589	5,972	6,607
Selling and marketing expenses	1,767	4,682	7,343	4,824	5,244
General and administrative expenses	2,717	3,693	3,806	3,334	4,741
Goodwill impairment and other charges	-	163	1,153	-	-
Total operating expenses	7,735	14,663	19,891	14,130	16,592
Operating income	2,258	2,272	220	11,486	11,299
Financial income (expenses), net	984	(3,641)	4,494	72	322
Income (loss), before taxes on income	3,242	(1,369)	4,714	11,558	11,584
Taxes on income	765	1,393	289	3,545	3,306
Net income	$2,477	$(2,762)	$4,425	$8,013	$8,389
Net earnings (loss) per share:
Basic	$0.27	$(0.29)	$0.47	$0.86	$0.87
Diluted	$0.27	$(0.29)	$0.46	$0.84	$0.85
Weighted average number of shares used in net earnings (loss) per share:
Basic	8,982,201	9,442,658	9,427,424	9,347,915	9,622,181
Diluted	9,146,393	9,442,658	9,516,477	9,562,721	9,831,628

	As of December 31,
	2006	2007	2008	2009	2010
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$8,366	$4,611	$7,835	$24,368	$16,055
Working capital	21,561	19,756	25,143	26,846	28,067
Total assets	31,424	31,766	37,651	39,894	41,348
Total liabilities	8,847	10,995	12,107	12,892	13,196
Shareholders’ equity	22,577	20,771	25,544	27,002	28,152

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

Risks Related to Our Business

If the Google AdSense for Search program is terminated or significantly changed by Google, we would be forced to immediately seek an alternative search provider, in which case we would be susceptible to a certain transition period during which we may experience a material reduction in our search generated revenues and, possibly a long-term decrease in search generated revenues and, in turn, an adverse effect on our financial condition.

Our business is currently very dependent on search based revenues, currently utilizing primarily the Google AdSense program, pursuant to which we receive a portion of the amount paid by advertisers to Google for the activity performed by those downloading the Company’s applications. This dependence continues to grow and we obtained approximately 70% of our revenues for the year ended December 31, 2010 from this venue, a percentage which is growing.

On July 1, 2009 we amended and extended our agreement with Google for two years.  The agreement enabled termination by either side after one year with 90 days notice.  In addition, Google was able to amend the agreement and had other limited termination rights. In the latter part of 2009 we had been informed by Google that it may alter its guidelines with respect to homepage resets and default search resets to Google services when providing downloadable applications on which we are heavily dependent; and consequently may terminate the then existing agreement, and renew it under different terms, effective as of July 1, 2010.  This agreement was subsequently amended and extended under similar terms effective July 1, 2010 for half a year.  In December 2010 we signed a new two year agreement with Google effective January 1, 2011.  This agreement too enables termination by either side after one year with 90 days notice and in addition, Google is able to amend the agreement and has other limited termination rights. If this agreement is terminated, substantially amended, or not renewed on favorable terms, we would be forced to seek an alternative search provider. There are very few companies in the market that provide Internet search services similar to those provided by Google. Google is the most dominant player in this market, particularly on a global scale and other companies in the market do not have as much coverage with sponsored links. If we fail to quickly locate, negotiate and finalize alternative arrangements, or if the alternatives do not provide for terms that are as favorable as those provided for by the AdSense program, or if the alternative arrangement will not attract the same traffic as the traffic attracted by the Google AdSense program, or if the termination by Google effects our ability to contract other providers, we may experience a material reduction in our revenues and, in turn, our business, financial condition and results of operations would be adversely affected. The failure of IncrediMail to retain existing, or attract new users, as well as generate traffic to its search properties, could adversely affect our business, financial condition and results of operations.

We are increasingly relying on the ability to offer our search properties to users of our software products and subsequently retain them. Should this offering be blocked, constrained or made redundant, by the providers of the underlying platform, our ability to generate revenues from search could be significantly reduced.

Over 77% of our revenues for the year ended December 31, 2010 were generated from the acceptance and subsequent retention of our search properties by the users of our software products.  The market for offering and retaining these search properties is very competitive.  In addition, some companies offer a browser without a homepage, which is one of our main search properties. The guidelines imposed pursuant to our agreement with Google, with respect to homepage resets and default search resets to Google services when providing downloadable applications have changed as compared to the previous agreement, with potentially negative revenue implications. However, the potentially negative revenue implications caused by these changes are expected to be substantially offset by other changes made in this agreement.  Should Google, or the other companies providing the internet browsers, effectively further restrict, discourage, or otherwise hamper other companies from offering or changing the search properties, or those providing browsers without a homepage increase their market share, there would be a material adverse affect on our search generating revenue model and our financial results.

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

We believe that the number of downloads of our free products indicates that many consumers are interested in having a customized and entertaining email or instant messaging experience. Our future revenue and profit growth will depend, in part, on the percentage of registered or active users of our free product who become actual purchasers of our products and services, and  increasing the number of downloads and acceptance of the search properties offered with them, as well as making our products and services attractive to new users. In order to induce those consumers to use our products, accept the search properties offered, and purchase or license our products, we must continually enhance our existing products by offering additional features and content that appeal to our unique user base. Maintaining the usability and relevance of existing products and the development and commercialization of new products can be very complex. Software product development and commercialization depends upon a number of factors, including:

•	accurate prediction of market requirements, market preferences and trends and evolving standards;

•	development of advanced technologies and capabilities;

•	timely completion and introduction of new product designs and features that incorporate market requirements and preferences;

•	our ability to recruit and retain highly qualified personnel;

•	our ability to market our new products; and

•	market acceptance of the enhanced and new products.

We may be unable to maintain the usability and relevance of our existing products or to develop new products. Furthermore, we may not develop or introduce new products or product enhancements in time to take advantage of market opportunities or achieve a significant or substantial level of acceptance in new or existing markets. If we fail to do so, our ability to attract and retain customers could be impaired, our competitive position may be harmed and we may be unable to generate substantial revenues.

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

Our ability to execute our business strategy depends on market demand for software programs that are simple, safe and useful, and our ability to maintain these characteristics in our email client and offering it in other existing products or those that will be bought or internally developed in the future. For instance, the fact that many email users have multiple email clients and accounts, many of which are likely provided to them free of charge by large Internet and software companies, positively affects the potential market demand for our enhanced email software products. On the other hand, the growing popularity of web based mail and its increased functionality and mobility negatively affect the potential market demand for our PC based email client. The rate of adoption and acceptance of our products may be affected adversely by changing consumer preferences, product obsolescence, technological change, market competition, development and acceptance of non-Internet mediums of communication and our products’ quality and novelty.

Our results of operations and financial condition may be adversely impacted by worldwide economic conditions.

Our primary user base is composed of individual consumers. The current overall lack of growth in the U.S. and European economies following on a couple of years of weak performance have resulted in continued  negative pressure on consumer spending and have impacted consumers in our territories in ways that could negatively affect our business. In the event that the United States or Europe experience a return to the economic downturn, or the current economic climate worsens, our current and potential software license subscribers may be unable or unwilling to purchase our licensing services. This would also have a negative impact on consumer internet spending and search generated revenues. A reduction in the purchasing of our licensing services, consumer internet spending and search generated revenues have had a negative impact in the past, and may possibly have a greater negative impact in the future, on our sales and revenue generation, margins and operating expenses, and consequently have a material adverse effect on our business, results of operations and financial condition.

Our continuing "viral growth" could be adversely affected if we do not increase the number of our registered users or if users stop using our software.

To date, we have relied primarily on "viral growth" to increase our user base, and this remains an important part of our growth strategy going forward. This method is of relatively low cost, however its effectiveness has been decreasing. Other marketing methods, while effective, are far more costly. If users of our products stop, reduce, or limit their usage, our viral growth will be diminished because they will no longer be forwarding links to our site via their emails, and our market share and revenues may decrease. Our historical experience with usage of our products indicates that usage of products declines rapidly, currently estimated to be up to six years. Therefore, in order to induce our existing users to continue to use our products, we must continuously enhance our existing products and periodically develop new ones. If we cannot offer such products, because of lack of resources, competition or other reasons described elsewhere in these Risk Factors, our distribution, revenues and results of operations will be adversely affected.

The market for email software products and services is declining, as web based solutions are gaining in their popularity.

Our products compete in the market for email software products and services that aim to offer a customized personal, productive and entertaining email experience for consumers. Our main competitors are those providing a web based email solution, not requiring the user to download software while providing a very mobile and accessible tool.  Some of these are or will provide a downloadable email client as well.  While there are advantages and disadvantages to each method and system and the markets for each of them remain large, the market for web based systems is growing at the expense of downloadable email clients. In addition, many of our competitors providing a web based solution have more established brands, products and customer relationships than we do, which could inhibit our market penetration efforts even if they may not offer features similar to IncrediMail®. For example, consumers may choose to receive an extensive package of Internet and email services from a more dominant and recognized company, such as Google (Gmail), Microsoft Corporation (HotMail), Facebook, or Yahoo! (Yahoo Mail).

Should this trend accelerate faster than the company’s ability to provide differentiating advantages to its downloadable solution, this could result in fewer downloads of our product and our ability to offer search services, less use of our product, fewer purchases of our products and services and loss of market share. See "Item 4.B Business Overview — Competition" for additional discussion of our competitive market.

The market for wallpapers, screensavers and photograph management tools is highly competitive, and if we cannot compete effectively, we may not be able to generate revenues or achieve significant market share.

Our Magentic product is a desktop enhancer and offers brand-new graphically enriched ways to view and enjoy personal photos. Our PhotoJoy product focuses on further enhancing the capability for enjoying personal photos. These products currently compete in the market for wallpapers, screensavers and PC software managing and presenting personal photographs, aiming to offer a creative, personal and entertaining experience for PC users. Our main competitors in these areas include Screensavers.com, Picasa by Google, and webshots© by American Greetings Corp. (NYSE: AM). Competition with these products could require increased investments in R&D and Marketing expenses as well as cause fewer downloads and registrations of our product.

Many of our competitors have more established brands, products and customer relationships than we do, which could inhibit our market penetration efforts even if they may not offer a similar variety, currently free of charge, such as American Greetings Corp. (webshots©). If we are unable to achieve continued market penetration, we will not be able to compete effectively.

In addition, many of our other current and potential competitors have significantly greater financial, research and development and sales and marketing resources than we have. These competitors could use their greater financial resources to acquire other companies to gain enhanced name recognition and market share, as well as to develop new technologies, products or features that could effectively compete with our product. Demand for our products could be diminished by equivalent or superior products and technologies offered by competitors. See "Item 4.B Business Overview — Competition" for additional discussion of our competitive market.

We may use a substantial portion of our invested resources to acquire an unspecified business. These acquisitions could divert our resources, cause dilution to our shareholders and adversely affect our financial results.

We may use a portion of our invested resources to acquire complementary products, technologies or businesses. In December 2006, we acquired the assets of a transaction processing company called BizChord Consulting Corporation and, although a relatively small acquisition, in December 2008, we decided to terminate BizChord’s independent activities and restrict its activity to processing the Company’s own transactions and have since reduced the use of that solution. As a result, since the acquisition, we have written off our entire investment. Prior to such acquisition our management had no experience making acquisitions or integrating acquired businesses. Negotiating potential acquisitions or integrating newly-acquired products, technologies or businesses could divert our management’s attention from other business concerns and could be expensive and time-consuming. Acquisitions could expose our business to unforeseen liabilities or risks associated with the business or assets acquired or with entering new markets. In addition, we might lose key employees while integrating new organizations. Consequently, we might not effectively integrate any acquired products, technologies or businesses, and might not achieve anticipated revenues or cost benefits. In addition, future acquisitions could result in customer dissatisfaction, performance problems with an acquired product, technology or company, or issuances of equity securities that cause dilution to our existing shareholders. Furthermore, we may incur contingent liability or possible impairment charges related to goodwill or other intangible assets or other unanticipated events or circumstances relating to the acquisition, and we may not have, or may not be able to enforce, adequate remedies in order to protect our Company. If any of these or similar risks relating to acquiring products, technologies or businesses should occur in the future on a scale that is larger than the effect of the acquisition described above, our business could be materially harmed.

Our investment portfolio may be impaired by disruptions in the financial and credit markets.

Our investment portfolio currently consists of US government debentures, US government agencies and corporate debt securities, which the Company classified at December 31, 2010 as "available-for-sale" marketable securities or cash equivalents. As of December 31, 2010, we hold approximately $7 million in corporate debt securities, $9 million in government debentures and $8 million in securities of US government agencies.

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

Any such adjustment which is considered to be other-then-temporary would be recorded in our consolidated statement of income which could materially adversely impact our consolidated results of operations and financial condition.

If we are deemed to be not in compliance with applicable data protection laws, our operating results could be materially affected.

We collect and maintain certain information about our customers in our database. Such collection and maintenance of customer information is subject to data protection laws and regulations in Israel and may be subject to laws and regulations in, the United States and other countries as well. A failure to comply with applicable regulations could result in class actions, governmental investigations and orders, and criminal and civil liabilities, which could materially affect our operating results.

Although we strive to comply with the applicable laws and regulations and use our best efforts to comply with the world evolving standards of privacy and inform our customers of our business practices prior to any installations of our software, it is possible that these laws may be interpreted and applied in a manner that is inconsistent with our data practices or that it may be argued that our practices do not comply with other countries privacy laws. If so, in addition to the possibility of fines, this could result in an order requiring that we change our data practices, which in turn could have a material effect on our business. See "Item 4.B Business Overview — Government Regulation" for additional discussion of applicable regulations.

If there are privacy or security concerns regarding our collection, use and handling of personal information, we could incur substantial expenses.

Although we strive to comply with the strict data security requirements and take all reasonable steps to insure the security of personal information, concerns may be expressed, from time to time, about whether our products compromise the privacy or confidentiality of the information of users and others. Concerns about our collection, use, sharing or handling of personal information or other privacy related matters, even if unfounded, could damage our reputation and operating results. See "Item 4.B Business Overview — Government Regulation" for additional discussion of applicable regulations.

We depend on a third party Internet and telecommunication provider to operate our website. Temporary failure of these services would reduce our revenues and damage our reputation, and securing alternate sources for these services could significantly increase our expenses.

We depend on Bezeq International Ltd., a third party provider of Internet and related telecommunication services, including hosting and location facilities, to operate our website. This company may not continue to provide services to us without disruptions in services at the current cost or at all. Such a disruption in services, even temporary, would reduce our revenues from product sales, and possibly even from search, depending on the extent of disruption.  While we believe that there are many alternative providers of hosting and other communication services available to us, and the company has a plan for adjusting and adapting in such an event, the costs associated with any transition to a new service provider could be substantial and require us to reengineer our computer systems and telecommunications infrastructure to accommodate a new service provider. This process could be both expensive and time consuming and could result in lost business both during the transition period and after.

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

Since beginning operations in 2000, we have introduced many new products and initiatives, some of which have been unsuccessful.  Consequently, we have a limited history of ongoing operations from which to predict our future performance. The future viability of our business will depend on our ability to increase product sales, introduce new products appealing to the Internet market, increase search generated, affiliate and advertising revenues, exploit our brand name and control our costs, which we may be unable to do. As a result, we may not be able to continue our revenue growth or profitability.

We may have difficulty managing our growth, which could limit our ability to increase our sales and control our costs.

The growth of our operations has slowed in recent years. Accelerated growth is required in order to achieve our business objectives, placing increased demands on our management and on our operational resources. This growth has, and continues to increase the challenges involved in:

•	implementing appropriate operational and financial systems and controls;

•	expanding our sales and marketing infrastructure and capabilities; and

•	maintaining the commitment of our employees.

If we cannot scale and manage our business appropriately, we will not experience our projected growth and our financial results will suffer.

A decline in market acceptance for Microsoft technologies on which our products rely could have a material adverse affect on us.

Our products currently run on Microsoft Windows operating systems. A decline in market acceptance for Microsoft technologies or the increased acceptance of other operating systems could cause us to incur significant development costs and could have a material adverse effect on our ability to market our current products. Although we believe that Microsoft technologies will continue to be widely used by consumers, we cannot assure you that consumers will adopt these technologies as anticipated or will not in the future migrate to other computing technologies that we do not currently support. Moreover, although Microsoft technologies are still very dominant, competing technolgies such as from Apple and Linux are increasing their market share. In addition, our products and technologies must continue to be compatible with new developments in Microsoft technologies. We cannot assure you that we can maintain such compatibility or that we will not incur significant expenses in connection therewith.

More individuals are using non-PC devices to access the Internet, and our services are currently not usable on these competing platforms.

The number of individuals who access the Internet through devices other then personal computers, such as mobile phones, iPad, etc.,  has increased dramatically. Our products are not compatable with these altermnative platformns and devices. If this trend accelerates and an increasing number of consumers find our products difficult to access through such devices, we may fail to capture a sufficient share of an increasingly important portion of the market for online services, our product will become less relevant and may fail to attract advertisers and web traffic.

Exchange rate fluctuations may decrease our earnings if we are not able to hedge our currency exchange risks effectively.

A majority of our revenues are denominated in U.S. dollars. However, most of our costs, mainly personnel expenses, are incurred in New Israeli Shekels (NIS). Inflation in Israel may have the effect of increasing the U.S. dollar cost of our operations in Israel. If the U.S. dollar declines in value in relation to the New Israeli Shekel, it will become more expensive for us to fund our operations in Israel. A revaluation of one percent of the NIS as compared to the U.S. dollar could reduce our income before taxes by less than $0.1 million. The exchange rate of the U.S. dollar to the New Israeli Shekel has been very volatile in the past years, decreasing by approximately 13% in 2008, increasing by approximately 10% in 2009, and decreasing by 6% in 2010.

In addition, a significant portion of our sales is in currencies other than the U.S. dollar, of which a large portion is in, or originated in, Euros. In 2010, approximately 13% of our revenue was received directly in these currencies and an additional 58% indirectly originated in these currencies. To the extent such sales are not immediately exchanged for U.S. dollars, we bear a foreign currency fluctuation risk. As of December 31, 2010, we had a net foreign currency net asset of approximately $2.0 million and our total foreign exchange expense was approximately $45 thousand for the year ended December 31, 2010. In addition, in territories where our prices are based on local currencies, fluctuations in the dollar exchange rate could affect our gross profit margin. To assist us in hedging the risks associated with fluctuations in currency exchange rates, we have contracted a consultant proficient in this area, and are generally implementing his proposals. Based on the advice received from such consultant, we are advised that we are unable to hedge exchange risks associated with revenues indirectly originating in non-U.S. dollar currencies, but received in US dollars. We do not hedge the exchange risk from revenues received directly in non-US currencies, as this is not as material.  However, due to the market conditions, volatility and other factors, we do not always implement our consultants proposals in full, our consultant’s proposals do not always prove to be effective and may even prove harmful. We may incur losses from unfavorable fluctuations in foreign currency exchange rates. See "Item 11 Quantitative and Qualitative Disclosure of Market Risks" for further discussion of the effects of exchange rate fluctuations on earnings.

A loss of the services of our senior management and other key personnel could adversely affect execution of our business strategy.

We depend on the continued services of our senior management, particularly Josef Mandelbaum, our Chief Executive Officer. Our current strategy is to a great extent a function of his capabilities and experience, in addition to the experience and knowledge of our other senior management. The loss of the services of these personnel could create a gap in management and could result in the loss of management and technical expertise necessary for us to execute our business strategy and thereby adversely affect execution of our business strategy.  We do not currently have "key person" life insurance with respect to any of our senior management.

Further, our ability to execute our business strategy also depends on our ability to continue to attract, retain and motivate qualified and skilled technical and creative personnel and skilled management, marketing and sales personnel. If we cannot attract and retain additional key employees or lose one or more of our current key employees, our ability to develop or market our products and attract or acquire new users could be adversely affected. See "Item 6 Directors, Senior Management and Employees."

Under current Israeli law, we may not be able to enforce covenants not to compete and, therefore, may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

We have entered into non-competition agreements with all of our professional employees. These agreements prohibit our employees, if they cease working for us, from competing directly with us or working for our competitors for a limited period. Under current Israeli law, we may be unable to enforce these agreements, in whole or in part, and it may be difficult for us to restrict our competitors from gaining the expertise that our former employees gained while working for us. For example, Israeli courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer which have been recognized by the courts, such as the secrecy of a company’s confidential commercial information or its intellectual property. If we cannot demonstrate that harm would be caused to us, we may be unable to prevent our competitors from benefiting from the expertise of our former employees.

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

We derive and expect to continue to derive a substantial portion of our revenues from customers outside United States. Our international sales and related operations are subject to a number of inherent risks, including risks with respect to:

•	potential loss of proprietary information due to piracy, misappropriation or laws that may be less protective of our intellectual property rights than those of the United States;

•	costs and delays associated with translating and supporting our products in multiple languages;

•	foreign exchange rate fluctuations and economic instability, such as higher interest rates and inflation, which could make our products more expensive in those countries;

•	costs of compliance with a variety of laws and regulations;

•	restrictive governmental actions such as trade restrictions;

•	limitations on the transfer and repatriation of funds and foreign currency exchange restrictions;

•	compliance with different consumer and data protection laws and restrictions on pricing or discounts;

•	lower levels of adoption or use of the Internet and other technologies vital to our business and the lack of appropriate infrastructure to support widespread Internet usage;

•	lower levels of consumer spending on a per capita basis and fewer opportunities for growth in certain foreign market segments compared to the United States;

•	lower levels of credit card usage and increased payment risk;

•	changes in domestic and international tax regulations; and

•	geopolitical events, including war and terrorism.

Risks Related to Our Intellectual Property

Unlawful copying of our products or other third party violations of existing legal protections or reductions in the legal protection for intellectual property rights of software developers or use of open source software could adversely affect our distribution and revenue.

The software products that we sell incorporate a technology that reduces the ability of third parties to copy the software without having paid for it. Unlicensed copying and use of software and intellectual property rights represents a loss of users and potential revenue to us, which could be more significant in countries where laws are less protective of intellectual property rights. Continued educational and enforcement efforts may not affect revenue positively and further deterioration in compliance with existing legal protections or reductions in the legal protection for intellectual property rights of software developers could adversely affect our revenue.

In addition, certain of our products or services may now or in the future incorporate open source software, which are typically distributed "as-is" without warranties, such as warranties of performance or ownership or indemnities against intellectual property infringement claims. Moreover, to the extent that we incorporate open source software into our products or services, (although we do not currently intend to do so), the license for such open source software may obligate us, among other things, to pass on to our licensees without charge the rights to use, copy, modify and redistribute the underlying software source code, both with respect to the original open source code and any modifications to such code created by us.

If we fail to detect and stop misrepresentations of our site and products, or for some reason are perceived as promoting malware or "spamming", we could lose the confidence of our customers, or software could be blocked by software or utilities designed to detect such practices, thereby causing our business to suffer.

We are exposed to the risk of domains using our brand names (such as "IncrediMail") in various ways, and attracting in this manner our potential or existing users. Many times these domains are engaged with fraudulent or spam activities and using our brand names can result in damaging our reputation and losing our clients' confidence in our products. In addition, if we or our products were for some reason perceived as promoting "malware or "spamming", our software could be blocked by software or utilities designed to detect such practices.  If we are unable to detect and terminate effectively this misrepresentation activity of others or the way we and our products are perceived, we may lose users and our ability to produce revenues will be harmed.

Third party claims of infringement or other claims against us could require us to redesign our products, seek licenses, or engage in future costly intellectual property litigation, which could adversely affect our financial position and our ability to execute our business strategy.

The appeal of our products is largely the result of the graphics, sound and multimedia content that we incorporate in our products. We enter into licensing arrangements with third parties for these uses. However, other third parties may from time to time claim that our current or future use of content, sound and graphics infringe their intellectual property rights, and seek to prevent, limit or interfere with our ability to make, use or sell our products. In the past there were examples of such occurrences, although ultimately with no material consequence.

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

The Internet and electronic communication industry is rapidly evolving, as new means for electronic communication are offered to the public. Our ability to execute our business strategy is currently dependent upon the continued predominance of email as a means of electronic communication and upon the continued use of the Internet.

Although we are seeking to diversify our product portfolio, we may not be successful and currently our email product generates approximately 90% of our revenues.  And although email software programs and services currently enjoy a large market, the development and consumer acceptance of other means of electronic communication, such as text messaging over phone networks, chat-boards, blogs and web-based social networks, could result in a substantial decrease in the size of this market, in which case our revenues could decrease and our products could become obsolete.

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

The internet and internet based companies are providing an increasing number of services for free, including email clients and anti-spam software and services. A substantial part of our revenues comes from selling software products and services, currently accounting for approximately 18% of our revenues.  We attribute part of the decline in our revenues from the sale of products and services to this trend. Should this trend accelerate or even continue for a prolonged period, this would cause our revenues from product sales and services to decrease even more.

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

Many areas of the law affecting the Internet remain largely unsettled, even in areas where there has been some legislative action. There is an uncertainty regarding the level of enforceability of different laws of countries in which the Company's products are being used. Therefore it is difficult to determine whether and how existing laws, such as those governing intellectual property, privacy and data protection, libel, data security and taxation, apply to the Internet and our business. The US administration recently called for the creation of a Privacy Policy Office that would help develop an Internet "privacy bill of rights" for US citizens and coordinate privacy issues globally. The US Commerce Department’s prepared a report recommending a "framework" to protect people from a burgeoning personal data-gathering industry and fragmented US privacy laws that cover certain types of data but not others.  New laws and regulations may seek to impose additional burdens on companies conducting business over the Internet. We are unable to predict the nature of the limitations that may be imposed.

For example, legislation has been enacted to regulate the use of "cookie" technology. Upon installation of our software, certain cookies generated by us and our advertisers are placed on our customers’ computers. It has been argued that Internet protocol addresses and cookies are intrinsically personally identifiable information that is subject to privacy standards. We cannot assure you that our current policies and procedures would meet these restrictive standards.

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

The cost of compliance with the world taxation, consumer protection and privacy related laws and regulations could be material and we may not be able to comply with the applicable regulations in a timely or cost-effective manner. In response to evolving legal requirements, we may be compelled to change our business model and practices, which could reduce our sales, and we may not be able to replace the revenues lost as a consequence of the change. These changes could also require us to incur significant expenses, subject us to liability and require increased time and attention of our management. See "Item 4.B Business Overview — Government Regulation" for additional discussion of applicable regulations affecting our Company.

Risks Related to Our Operations in Israel

Political, economic and military instability in the Middle East may impede our ability to operate and harm our financial results.

Our principal executive offices are located in Israel. Accordingly, political, economic and military conditions in the Middle East may affect our business directly. Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors. During the winter of 2008, Israel was engaged in an armed conflict with Hamas, a militia group and political party operating in the Gaza Strip, and during the summer of 2006, Israel was engaged in an armed conflict with Hezbollah, a Lebanese Islamist Shiite militia group and political party. These, including conflicts which involved missile strikes against civilian targets in various parts of Israel, negatively affected business conditions in Israel. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could affect adversely our operations. Ongoing and revived hostilities and the attempts to resolve the conflict between Israel and its Arab neighbors often results in political instability that affects the Israeli capital markets and can cause volatility in interest rates, exchange rates and stock market quotes. In addition, political unrest in the Middle East and North Africa could adversely affect us. These or other Israeli political or economic factors could harm our operations and product development and cause our sales to decrease. Furthermore, several countries, principally those in the Middle East, still restrict business with Israel and Israeli companies and, although the impact of these restrictions is not as important for a company such as ours that sells its products through the Internet, it may nevertheless have an adverse effect on our results of operations.

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

We have generated income and therefore, are able to take advantage of tax exemptions and reductions resulting from the "Approved Enterprise" and "Beneficiary Enterprise" status of our facilities in Israel, albeit, since instituting our dividend policy, to a limited extent. To remain eligible for these tax benefits, we must continue to meet certain conditions stipulated in the Law for the Encouragement of Capital Investments, 1959 (the "Investment Law"), and its regulations and the criteria set forth in the specific certificate of approval. If we fail to meet the required conditions in the future, the tax benefits would be canceled and we could be required to refund any tax benefits we have received with interest and adjustment for change in Israeli consumer price index. These tax benefits may not be continued in the future at their current levels or at any level.

Effective April 1, 2005, the Investment Law was amended. As a result, the criteria for investments qualified to receive tax benefits as an Approved Enterprise were revised (the “First Amendment”). As will be elaborated below, the Israeli Parliament approved recently an additional amendment to the Investment Law, which revises again the criteria for investments qualified to receive tax benefits as a “Preferred Enterprise” for new tax benefits programs from January 1, 2011 (the “Second Amendment”). No assurance can be given that we will, in the future, be eligible to receive additional tax benefits under this law and its amendments. The termination or reduction of these tax benefits would increase our tax liability in the future, which would reduce our profits or increase our losses. Additionally, if we increase our activities outside of Israel, for example, by future acquisitions, our increased activities might not be eligible for inclusion in Israeli tax benefit programs. If and when we were to discontinue our policy for not distributing dividends, with respect to earnings from 2011 and beyond, tax-exempt income generated under the provisions of the law will subject us to taxes upon distribution or liquidation and we may be required to record deferred tax liability with respect to such tax-exempt income, possibly affecting our results in the future. See "Item 10.E Taxation — Israeli Taxation — Law for the Encouragement of Capital Investments, 1959" for more information about these programs, the Investment Law and the abovementioned amendments.

Risks Related to our Ordinary Shares and their Listing on a Stock Exchange

Although we have paid dividends in the past, our policy going forward in 2011 and beyond is not to distribute dividends. Therefore, the return on investment in our ordinary shares will be limited to the value of our stock.

We have paid dividends in the past, however as we recently announced, our current policy is not to distribute further dividends, starting with the profits of 2011 and beyond. If we do not pay dividends, our stock may be less valuable because a return on your investment will only occur if our stock price appreciates. See "Item 8.A Consolidated Statements and Other Financial Information — Policy on Dividend Distribution" for additional information regarding the payment of dividends.

We incur significant costs as a result of being a public company.

As a public company, we incur significant legal, accounting and other expenses. We incur costs associated with our public company reporting requirements as well as costs associated with corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, the rules of the Nasdaq Stock Market, the provisions of the Israeli Securities Law that apply to dual listed companies (companies that are listed on the Tel Aviv Stock Exchange ("TASE") and another recognized stock exchange) and the provisions of the Israeli Companies Law that apply to public companies. For example, as a public company, we have created additional board committees and are required to have two external directors, pursuant to the Israeli Companies Law. We have also contracted an internal auditor and a consultant for implementation of and compliance with the requirements under the Sarbanes-Oxley Act. See "Item 5 Operating and Financial Review and Prospects — Overview — General and Administrative Expenses" for a discussion of our increased expenses as a result of being a public company.

A small number of existing shareholders hold a significant percentage of our outstanding ordinary shares and can exercise significant influence over our actions.

As of February 28 2011, the two founding shareholders held approximately 16.7% of our outstanding ordinary shares in the aggregate. The interests of these shareholders may differ from your interests. These shareholders, acting together, could exercise significant influence over our operations and business strategy and will have sufficient voting power to influence all matters requiring approval by our shareholders, including the ability to elect or remove directors, to approve or reject mergers or other business combination transactions, the raising of future capital and the amendment of our articles of association, which govern the rights attached to our ordinary shares. In addition, this concentration of ownership may delay, prevent or deter a change in control, or deprive you of a possible premium for your ordinary shares as part of a sale of our Company.

The rights and responsibilities of our shareholders are governed by Israeli law and differ in some respects from the rights and responsibilities of shareholders under U.S. law.

We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our memorandum of association, our articles of association and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. See "Item 16.G Corporate Governance." In particular, a shareholder of an Israeli company has a duty to act in good faith toward the company and other shareholders and to refrain from abusing his power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters. See "Item 10.B Memorandum and Articles of Association — Approval of Related Party Transactions" for additional information concerning this duty. Our shareholders generally may find it difficult to comply with the provisions of Israeli law.

Provisions of our articles of association and Israeli law may delay, prevent or make difficult an acquisition of our Company, which could prevent a change of control and, therefore, depress the price of our shares.

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions. In addition, our articles of association contain provisions that may make it more difficult to acquire our Company, such as provisions establishing a classified board. Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to some of our shareholders. See "Item 10.B Memorandum and Articles of Association — Approval of Related Party Transactions" and "Item 10.E – Taxation — Israeli Taxation" for additional discussion about some anti-takeover effects of Israeli law.

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

If, for any taxable year, our passive income or our assets that produce passive income exceed levels provided by law, we may be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences to our shareholders. If we were classified as a passive foreign investment company, a U.S. holder of our ordinary shares could be subject to increased tax liability upon the sale or other disposition of ordinary shares or upon the receipt of amounts treated as "excess distributions." Under these rules, the excess distribution and any gain would be allocated ratably over the U.S. holder’s holding period for the ordinary shares, and the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we were a passive foreign investment company would be taxed as ordinary income. The amount allocated to each of the other taxable years would be subject to tax at the highest marginal rate in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed on the resulting tax allocated to such other taxable years. The tax liability with respect to the amount allocated to years prior to the year of the disposition, or "excess distribution," cannot be offset by any net operating losses. In addition, holders of shares in a passive foreign investment company may not receive a "step-up" in basis on shares acquired from a decedent. U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares, as well as the specific application of the "excess distribution" and other rules discussed in this paragraph. For a discussion of how we might be characterized as a PFIC and related tax consequences, please see "Item 10.E Taxation — United States Federal Income Tax Considerations — Passive Foreign Investment Company Considerations."

ITEM 4.                 INFORMATION ON THE COMPANY

A.           HISTORY AND DEVELOPMENT OF THE COMPANY

Our History

We were incorporated in the State of Israel in November 1999 under the name Verticon Ltd. We changed our name to IncrediMail Ltd. in November 2000 to better reflect the nature of our business. We operate under the laws of the State of Israel. Our headquarters are located at 4 HaNechoshet Street, Tel-Aviv 69710, Israel. Our phone number is (972-3) 769-6100. Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19715. Our website addresses are www.incredimail-corp.com and www.incredimail.com. The information on our websites does not constitute a part of this annual report.

We completed the initial public offering of our ordinary shares in the United States on February 3, 2006, whereby we became a "limited liability public company" under the Israeli Companies Law. The registration statement on Form F-1 relating to our initial public offering became effective on January 30, 2006.

Since November 20, 2007 the Company’s ordinary shares are also traded on the Tel Aviv Stock Exchange.

Principal Capital Expenditures

We had capital expenditures of $0.7 million in 2010, $0.5 million in 2009 and $0.6 million in 2008. We currently expect that our capital expenditures will be approximately $0.7 million in 2011. We have financed our capital expenditures with cash generated from operations.

Our capital expenditures during 2008, 2009 and 2010 consisted primarily of; leasehold improvements and furnishings, as well as investments in computer hardware and software, in Israel. In 2011, we expect these investments to consist primarily of acquiring computer hardware, software, peripheral equipment and installation, all which are expected to be financed by the Company’s resources.

In 2011 the Company intends to embark on a strategy for acquiring other activities and businesses.  To the extent that the current balance of cash and investments, in addition to the cash generated from operating activities is not sufficient, the Company will look into the alternatives available for increasing its liquidity.

Recent Developments

As previously disclosed, in January 2011 one of the founders of the Company and its director, Mr. Ofer Adler, sold 1,020,000 shares of the Company's ordinary shares to institutional and accredited investors. The Company did not receive any proceeds from the offering, and no new shares were issued as a result thereof.  Because the shares sold have certain trading restrictions and are not freely transferable, the Company agreed to register the shares sold for resale with the applicable regulatory authorities following the closing of the sale, which occurred in February 2011. In addition, also in January 2011, the Company registered an additional 1,000,000 Ordinary Shares, which are reserved for offer and sale under the 2003 Israeli Share Option Plan.

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

Since we began operations in 2000, our products have been downloaded in more than 100 countries, and in 2010 we recorded on average approximately 1.5 million registered downloads each month. As of December 31, 2010, we had approximately 10.7 million active users, and currently, more than 280 million IncrediMail® emails are sent by our users each month, to an even larger number of recipients. Our users typically use our products for as long as six years. Through December 31, 2010, we have sold more than 2 million products and content licenses worldwide to our registered users. We believe our historical track record of converting registered users to purchasing customers represents a convincing validation of our business strategy.

We generate revenue primarily by:

•	advertising, including primarily generating searches and sharing in the revenues with the provider of the search engine; and

•	selling our premium software products.

For a breakdown of total revenues by category of activity, see "Item 5.A Operating Results — Revenues."

To date, we have relied primarily on "viral growth" to grow our user base. Our "viral growth" has resulted from recipients of our users’ emails clicking on the link at the bottom of emails sent with IncrediMail® Xe and then downloading our products and also from word of mouth. Our viral growth, with regard to our instant messaging add-on HiYo has resulted from recipients of our users’ instant messages, enhanced with graphic content provided by our software clicking on an invitation to view the graphic content sent together with the message. Our revenues were $21.9 million in 2008, and $27.2 million in 2009 and $29.5 million in 2010. Our operations have been profitable since 2002, with a gross profit margin currently of 95%.

When we use the term "registered user" in this annual report, we mean a user who has downloaded one of our products and completed the registration process. Registrations are not necessarily indicative of the number of individual users as a user may register more than one time. In addition, the term "active user" as used in this annual report means a registered user whose computer the Company can communicate with in order to verify if any of its products are resident on such computer, in the 30 days prior to the measurement date.

Our Markets

In the past the Company emphasized the graphic content provided in its product and looked to develop and market products rich in graphic content.  This perception was created by the success of our email client IncrediMail Xe, which was rich in graphic content and provided the ability to personalize your email experience.  Consistent with this strategy, we developed our Magentic and HiYo products, both of which are rich in graphic content.  However, neither of these products has been successful in generating substantial revenues.

Based on our recent consumer research, we have learnt that while the graphic content was critical in attracting the user to the product, the use of the product was based on our ability to provide our  consumer segment a tool that is simple, safe and useful, assisting them in better utilizing their time.

Our user.  Our email software has introduced us to a unique demographic segment, people above 35 years in age, looking for computer applications that assist them in effectively utilizing their time and that are simple, safe and useful.  Based on our internal statistics and in-depth consumer research contracted by the Company, we have learnt that, on average 95% of our users are 35 years or older, and on average 78% are 45 or older.  In addition, our users do tend to adopt technology later in its life cycle, rather than earlier.

Our Opportunity. We believe we are one of the few hi-tech companies that target this unique demographic segment, rather than offering the latest technology to younger audiences.  Our opportunity is to offer this demographic software that is simple safe and useful, enabling them to better utilize their time, as we have done successfully with our email client.  We believe this is a substantial and underserved market.

Productivity tools.  We are actively seeking to enrich our product suite to include other consumer products that bear similar characteristics appealing to our unique demographic segment.  We believe our digital photo product PhotoJoy has these characteristics and will appeal similarly to our user base.  Based on our consumer research, we will seek to offer our users, in addition to these products, other tools in the areas, personal productivity, language, PC optimization tools, and other areas.

Our Strategy

Our objective is to become the market leader and a reliable provider of consumer software for people aged 35 and above seeking computer products that are simple, safe and easy to use.  To achieve this we intend to enhance our existing business and extend it beyond that by way of acquisitions.

To enhance the existing business we intend to;

•	invest in consumer insight enabling us to identify the specific needs of our targeted demographic;

•	Increase our customer acquisition costs, and;

•	develop a more robust product line.

By investing in consumer research, we will be able to better identify the specific needs of our targeted demographic.  In addition, until recently, the Company had predominantly relied on the viral nature of its applications, investing in customer acquisition only as a tool of initial market penetration for its products.  The growth of our user base has been tapering off as a result of us relying on this method of marketing.  Based on the back-end systems currently being developed, the Company intends to increase significantly the amount invested in customer acquisition, in order to accelerate the growth in its user base.  Finally, in order to reduce the Company’s dependency on a limited number of products and to better serve our users and their needs, we intend to enrich our product suite.

However, in order to grow our business, beyond the organic growth, the Company intends to invest in acquiring other products and extend the business. This will enable us to diversify our revenue base, better serve the needs of our users and reduce the time required to offer these new products.

By focusing on our consumer, enhancing and extending our business, we believe we will be able to further grow the basic metrics that support our growth, by;

•
Maintaining and growing our user base. Our effective viral marketing has resulted in millions of registered users who spread the word about our products and services at relatively low marketing costs to us. Our product remains viral and thereby provides the high profit margins. We intend to layer on top a strategy for acquiring new customers, who too will be viral to a certain extent, in order to accelerate our growth.

•
Increasing the use of our products by our users and the searches performed by them through our products. By focusing on our consumers and their needs, we believe we can increase the use of our products and subsequently the searching capabilities offered to them.

•
Enhancing product offerings and increasing user sales. Over recent years our premium product sales have declined.  We believe that another product of our consumer research will be to identify the premium products and services sought by our users and better identifying their value.  Although we believe that a majority of our revenues will continue to be generated by advertising in general and search generated revenues in particular, there remains a real opportunity to grow our premium product sales significantly.

•
Enhancing the consumer experience. We have always attempted to provide a positive experience to our users. As we further emphasize this aspect, we will continue to design our products and services and market them to address users’ aversion to spam, spyware and other perceived offensive Internet marketing tools, which we believe encourages more use of them and increases user loyalty.

•
Continuing to focus on the online consumer market. Email remains a prominent communication medium. We intend to enhance our client so that it embraces other methods of communication; instant messaging, social networks, etc.  The Internet allows us to reach potential users throughout the world quickly and easily as well as reduces the costs associated with sales and distribution of our products and services.

Advertising and search generated revenues

Advertising revenues consist almost entirely of revenues generated through search. We offer our users the ability to search by collaborating with premium search companies, currently primarily Google Inc., as well as a small portion with InfoSpace Inc, and receive a portion of the revenues generated by these companies through the search process.

On December 27, 2010 we signed a new search distribution agreement with Google for two years, effective January 1, 2011, which replaced the previous agreement we had with Google.  We are unable to disclose many of the terms of this contract. However, while there are several changes in this new agreement when compared to the one previously in place, we believe that the result produced by this new agreement and its terms will be similar to those of the prior agreement.  We continue to work with InfoSpace Inc. as well.  However, both IncrediMail and InfoSpace are able to terminate the relationship immediately.  That being said, we expect to continue and power at least 10% of our business by search providers other than Google.

For a breakdown of total revenues by category of activity, see "Item 5.A Operating Results — Revenues."

Our Products

Our products are currently available in ten languages in addition to English. Prices and license fees for our premium products range between $10 and $60, varying based on market, length of license period and whether the products are offered together. We offer the following products, all of which may be downloaded over the Internet through a personal computer running on a Microsoft Windows operating system:

IncrediMail® Xe is our flagship product that is available over the Internet free of charge. It offers a variety of features that the user can apply to email messages including:

•	pre-prepared backgrounds and letterheads;

•	animated notifiers (animated indications that mail has been received);

•	emoticons (animations that are intended to convey emotions);

•	3D effects;

•	handwritten signatures;

•	a web gallery with additional animations, notifiers and email backgrounds;

•	sound effects; and

•	virtual e-cards.

In August 2009, we released a substantially new version of this product; IncrediMail 2.  In addition to providing all of the above features with a fresh look and current graphics, the new version has greatly enhanced search capabilities as well as other enhanced functions.

IncrediMail® Premium is an enhanced version of IncrediMail® Xe. Users who upgrade their free version of IncrediMail® Xe through the purchase of IncrediMail® Premium benefit from the following features:

•	no advertising banners displayed in the product;

•	the ability to change the appearance of the product through the use of software skins;

•	voice message recorder;

•	no promotional link at the bottom of outgoing emails;

•	enhanced notifiers;

•	a web gallery with additional animations, notifiers and email backgrounds;

•	advanced account access; and

•	email-based user support.

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

IncrediMail® Letter Creator is an application that enables IncrediMail® Xe and IncrediMail® Premium users to design and create their own personalized email letters and ecards. Such users can create their own letterheads, customize their emails with 3D effects, font styles, images and pictures and add personalized backgrounds. Emoticon Super Pack, launched in the first quarter of 2005, is a special package of emoticons sold separately.

The Gold Gallery is a license-based content product. It offers additional IncrediMail® content files in the form of email backgrounds, animations, sounds, graphics and email notifiers.

JunkFilter Plus is an advanced anti-spam product, based on the Recurrent Pattern Detection Technology (RPD™) that we license from Commtouch Ltd. JunkFilter Plus offers a filtering technique to manage unwanted email, including offensive content, viruses, hoax emails and identity theft scams. This anti-spam product is designed to automatically identify and block undesirable mail from the user’s inbox and protect against fraudulent and malicious emails. It detects and blocks spam in the first few minutes of an outbreak, unlike other anti-spam approaches.

Magentic enhances and enriches the computer desktop by adding enhanced graphics enabling users to easily personalize the working environment. Magentic offers hundreds of high quality wallpapers and screensavers. In 2008 we suspended further development and marketing of this product, however, it continues to generate search related revenues, and we continue to support it and may renew marketing efforts in the future. In addition, the Company has developed PhotoJoy a product entirely focused on providing brand-new graphically enriched ways to view and enjoy personal photos. PhotoJoy provides 3D Photo Screensavers enriched with a variety of styles and designs, fun desktop widgets that display photos in the most creative and playful ways (named "PhotoToys"), and Collage Wallpapers presenting photos within various themes, sceneries, and illustrations.

HiYo, launched in May 2008, is a graphic enhancement tool for enriching instant messaging products, by adding enhanced graphics and enabling users to personalize their messages. Such users can customize their messages with 3D effects, font styles, images and pictures and add personalized backgrounds content. HiYo is available for instant messaging users of; Windows Live Messenger® Yahoo! Messenger and AOL Instant Messaging ("AIM").  HiYo is bringing new users and demographics into the IncrediMail® experience.

PhotoJoy soon to be marketed, is designed to reveal on a user's desktop all chosen photos saved on a user’s personal computer. In addition, the software allows users to take photos from photo hosting web sites (such as Flickr and Picasa) and continue viewing new photos once uploaded to these sites directly in PhotoJoy as well, thereby enabling the user to enjoy photos on the computer desktop.

Products under Development

Our research and development activities are conducted internally by our Chief Technology Officer and a 54 person research and development staff. Our research and development efforts are focused on the development of upgraded software, new features and the enhancement of our existing product suite.

After restricting our development effort to our core products over the past couple of years, in 2011 we plan to refocus this effort in order to enhance our product pipeline in the coming years.

Sales, Marketing and Distribution

Our products are distributed and sold throughout the world in more than 100 countries. The following table shows the estimated distribution of our registered email users, search generated revenues and products sold by territory in 2010: (*)

	Search Generated
	Registrations	Revenues	Product Revenues
Tier 1	20%	40%	53%
Tier 2	36%	42%	32%
Tier 3	44%	17%	15%

(*) Tier 1: United States, Canada, United Kingdom & Australia; Tier 2: France, Germany, Netherlands, Italy, Belgium, Switzerland; Tier 3: Other

 To date, we have relied mainly on "viral growth," arising from recipients of our users’ emails clicking on the link at the bottom of emails sent with IncrediMail® Xe and then downloading our products and from word-of-mouth. In addition, during 2008 we employed traditional marketing strategies, consisting primarily of online advertising, which efforts were met to our satisfaction. These efforts were employed to assist in the initial market penetration of our HiYo product in the latter part of 2008.  Having achieved the objectives originally set out, and in light of the new market conditions and our focus on profitability in 2009, we scaled back our marketing efforts and remained at a similar level in 2010.  In 2011 we intend to supplement the viral marketing with customer acquisition efforts aimed at accelerating our growth, increasing the number of registered users, and as a result increase revenues.

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

As of December 31, 2010 we had 18 employees in our sales and marketing department.

Intellectual Property

We rely on a combination of patent, copyright, trademark and trade secret laws and confidentiality and invention assignment agreements to protect our intellectual property rights.  However, we do not currently believe that they provide a significant competitive advantage.

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

In 2001, we submitted patent applications in the United States, Europe and Israel for the following two inventions:

•	system and method for visual feedback of command execution in electronic mail systems; and

•	system and method for intelligent transmission of digital content embedded in electronic mail messages.

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

We have registered IncrediMail and PhotoJoy as trademarks in the United States, the European Community and China.  All other trademarks, trade names and service marks appearing in this annual report are the property of their respective owners.

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

JunkFilter Plus was developed using an anti-spam software development kit developed by Commtouch Ltd. Under our agreement with Commtouch from 2004, Commtouch granted us a nonexclusive right and license to copy the software development kit and related software and documentation for purposes of further development or modification in connection with the design, development and sale of products that integrate the spam identification and classification services of Commtouch’s Detection Center, and to sell products incorporating such software and documentation. Under the agreement, we pay Commtouch an annual fee for each customer who purchases JunkFilter Plus based on the number of purchasers. The agreement was last extended for another year ending July 2011. Commtouch will continue to provide customers with accessibility to its software and our integrated products following termination of the agreement, and the licenses granted to our customers will also survive such termination.

Competition

Our industry is subject to intense competition. Our products compete in the specialized market for email software products and services that aim to offer a simple, safe and useful application, providing a personalized and entertaining email experience for consumers. IncrediMail was among the first companies to offer to the consumer email market a solution that combines an email product with an online gallery of creative content. Providing this kind of solution and compiling content is a lengthy process and based on a prolonged relationship with our users, and we have been doing it since 1999. We believe we have established ourselves with our unique demographic segment, as a provider of solutions answering to these needs, and we believe that we have as such an advantage over many of our competitors.

Our ability to compete effectively depends upon our ability to distinguish our Company and our products from our competitors and their products, and includes the following factors:

•	the simplicity of use

•	product quality;

•	product pricing;

•	the creativity, variety and volume of content accessible through our software;

•	success and timing of new product development and introductions;

•	quality of customer support;

•	maintaining our reputation for fighting spam and offering spyware-free products; and

•	development of successful marketing channels.

Our main competition is with web-based email software products, such as Google's Gmail™, Yahoo! Mail™ and Microsoft's Hotmail™. The web based email market is characterized with significant competition, changing technologies and evolving products and services enhancements.

Google, Yahoo! and Microsoft are each offering a web-based e-mail service in addition to the many other services they provide, such as desktop search, local search, instant messaging, photos, maps, video sharing, mobile applications, and so on. We expect these competitors to increasingly use their financial and engineering resources to compete with our client-based e-mail service, and if we are unable to successfully compete with them, our results of operations may be adversely affected.

In addition, there is some competition in the area of downloadable email clients, such as: WikMail, Arcsoft Multimedia Email™ 3 and Mind Spark Products™. In addition, our products also face competition from general email software programs offered to the private market by large Internet and software companies, such as AOL9 by America Online, Inc., Eudora® by QUALCOMM Incorporated (Nasdaq: QCOM), Thunderbird® by Mozilla Corporation and Outlook Express by Microsoft Corporation (Nasdaq: MSFT),  some of which may also incorporate certain special features that provide a personalized email experience, some of them offering creative graphic backgrounds, such as Yahoo! Mail™. Many of the large Internet and software companies offer their email software programs free of charge. Our Magentic and PhotoJoy products’ main competitors, in area of providers of wallpapers, screensaver and digital photo management offer the following products: Picasa, webshots.com and screensavers.com, which offer wallpapers and screensavers both free and premium products for a fee. Our HiYo product's main competitors, in the area of creative instant messenger tools, are SweetIM, Bandoo, Imminent and SmileyCentral by IAC/InterActiveCorp. Competition with these products, reliance on viral marketing and technical difficulties have resulted in a reduction of the number of downloads, market share, prices and margins.

Many of our competitors have more established brands, products and customer relationships than we do, which could inhibit our market penetration efforts even if they may not offer a solution that is as simple to use, or that provides a customized and entertaining email experience similar to IncrediMail®. For example, consumers may choose to receive an extensive package of Internet and email services from a more dominant and recognized company, such as Microsoft Corporation (Outlook Express) or America Online, Inc. (AOL®). If we are unable to achieve continued market penetration, we will be unable to compete effectively.

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

Government Regulation

U.S., U.K., the European Union, Israeli and other jurisdictions have adopted laws that could have an impact on our business, including the ones described in this section.

There are still relatively few laws or regulations specifically addressing the Internet,. As a result, the manner in which existing laws and regulations should be applied to the Internet in general, and how they relate to our business in particular, is unclear in many cases and varies from county to country. Such uncertainty arises under existing laws regulating matters, including user privacy, defamation, access changes, “net-neutrality” pricing, advertising, taxation, gambling, sweepstakes, promotions, content regulation, quality of products and services, and intellectual property ownership and infringement.

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

When users visit our website or install and use our software, certain "cookies" (pieces of information sent by a web server to a user’s browser) may be generated by us and our advertisers and may be placed on our customers’ computers. While we believe that our use of cookies does not result in personal identification, it has been argued that Internet protocol addresses and cookies are intrinsically personally identifiable information that is subject to privacy standards. We cannot assure you that our current policies and procedures would meet these restrictive standards. There are no specific laws restricting the use of such cookies in the United States; while some courts previously questioned whether placement of cookies on a user’s hard drive is permissible without the user’s consent, no liability has been found.

We post our privacy policy and practices concerning cookies and the use and disclosure of user data on our websites. Our website informs users both through a brief summary and a complete privacy policy what information we collect about them and about their use of our services. We also provide users with the opportunity to opt out of receiving certain communications from us.

Any failure by us to comply with our posted privacy policy, U.S. Federal Trade Commission requirements or other domestic or international privacy-related laws and regulations could result in proceedings by governmental or regulatory bodies that could potentially harm our business, results of operations and financial condition, or result in private civil actions for damages and equitable relief. In addition, abuse by third parties of the data we collect could potentially subject us to liability.

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

In addition to the registration obligations under the Israeli Protection of Privacy Law – 1981, the Israeli Protection of Privacy Law also determines that any request for information should be accompanied by a notice that indicates: whether the delivery of information depends on the user consent (or is it mandate); the purpose for which the information is requested; and to whom the information is to be delivered and for what purpose. The law also determines that any person is entitled to inspect any information about him which is kept in a certain data base. It should be stated that violating such requirements can result in imprisonment liability. The law stipulates that an infringement of privacy is a civil wrong action, and authorizes the court to set compensation of NIS 50,000 (approximately USD 14,000) without proof of injury. The database registrar has been granted with wide authorities in event of violation of the provisions of the law, such as canceling the registration of a certain database.

The new Israeli Copyright Act of 2007 had commenced on May 25, 2008, replacing the old copyright law. The Israeli Copyrights Law protects, among others, artistic works, as well as sound recordings and computer programs, foreign work and moral rights (the right of paternity and the right of integrity).  The Israeli Copyrights Law set forth the amount for compensation that a court may award to a claimant without proof of injury, for each copyright or moral right infringement to NIS 100,000, (approximately USD 28,000).

United States

The CAN-SPAM Act of 2003 is intended to regulate spam and create criminal penalties for unmarked and unsolicited email advertisements, sexually-oriented material and emails containing fraudulent headers. The USA Patriot Act is intended to give the government greater ability to conduct surveillance on the Internet by allowing it in certain cases to intercept communications regarding terrorism and compromises to national security.  The Digital Millennium Copyright Act ("DMCA") is intended to reduce or shield the liability of online service providers for displaying content posted and created by third parties that contain copyright infringing materials, if the provider complies with certain policies, registers a DMCA agent with the U.S Copyright Office and adopts a "take-down" policy that is enforced. We do not presently offer such online provider services. The Children’s Online Protection Act, the Children’s Online Privacy Protection Act, and the Prosecutorial Remedies and Other Tools to End Exploitation of Children Today Act of 2003, are intended to restrict the distribution of certain materials deemed harmful to children and impose additional restrictions on the ability of online services to collect user information from minors without verifiable parental or guardianship consent. In addition, the Protection of Children from Sexual Predators Act of 1998 requires electronic communication service and remote computing service providers to report to law enforcement agencies any knowledge of facts or circumstances from which a violation of specified offenses involving child pornography is apparent. Almost all the states in the United States have data security breach laws that impose various requirements on service providers to report to state attorneys general and send notices to affected consumers in the event of a breach of security of network and computer systems that compromise a user’s personal financial and other information, such as social security numbers and financial information. A national data breach notification bill is pending before the U.S. Congress, which if enacted into law, would likely supersede the numerous state notification laws.

In addition, some state laws govern internet activity generally, including the California Online Privacy Protection Act which applies to any Internet website which can be accessed by California residents and regulates information collected about users.

United Kingdom and European Union

Under the U.K. Data Protection Act and the European Union Data Protection Directive, a failure to ensure that personal information is accurate could result in criminal or civil penalties. . EU data protection legislation further prohibits the transfer of personal data to non-EEA countries that do not meet the European “adequacy” standard for privacy protection. The European Union privacy legislation requires, among other things, the creation of government data protection agencies, registration of processing with those agencies, and in some instances prior approval before personal data processing may begin. Such legislation may impose significant additional costs on our business or subject us to additional liabilities.

On November 25, 2009, EU Directive 2009/136/EC was enacted, which amended certain prior directives affecting online service providers respecting the processing of personal data and the protection of privacy in the electronic communications sector; how this new directive may affect our operations in the European Union remains unknown until member states pass their own implementing legislation. Notably, Article 66 of the Directive requires a user’s consent before a third party is permitted to place a cookie on the user’s computer.  While a user’s choice in browser settings to allow cookies has been deemed to suffice in several European jurisdictions, some member states are considering legislation which would actively require a user to opt in at the time the cookie is placed.  If such provisions were to be enacted, we might be required to incur costs to ensure compliance and consider solutions or limitation of access to our services, and we might become subject to additional liability.

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

D.           PROPERTY, PLANTS AND EQUIPMENT

We lease our facility, located in Tel Aviv, Israel, pursuant to a lease that was entered into during 2006 and expires in 2011, with an option to extend the lease for 2 more years. The lease is for a total area of 1,700 square meters, at a monthly rent of approximately $20 per square meter.

We own 33 servers that are hosted in a server farm by Bezeq International Ltd., which we refer to herein as "Bezeq". Our servers include mainly web servers, application servers, ad servers, mail servers and database servers. Bezeq provides the Internet and related telecommunications services, including hosting and location facilities, needed to operate our website. Bezeq is Israel’s largest provider of such services and is a member of Bezeq Group, Israel’s national telecommunications provider. Bezeq provides these services through standard purchase orders and invoices. We add servers and expand our systems located at their facilities as our operations require. We believe there are many alternative providers of these services both within and outside of Israel.

ITEM 4.A              UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.                 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes to the financial statements included elsewhere in this annual report. In addition to historical financial information, the following discussion and analysis contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, without limitation, statements regarding the Company’s expectations, beliefs, intentions, or future strategies that are signified by the words "expects," "anticipates," "intends," "believes," or similar language. These forward looking statements involve risks, uncertainties and assumptions. Our actual results and timing of selected events may differ materially from those anticipated in these forward looking statements as a result of many factors, including those discussed under "Item 3.D Risk Factors" and elsewhere in this annual report.

A.           OPERATING RESULTS

Overview

We design and market a suite of downloadable consumer products that are simple safe and useful. These include, customized and entertaining email software products, a graphic add-on to instant messaging software, wallpaper and screensaver software, and software for presenting digital personal photos. We believe we are unique in addressing our demographic market of not early adopters, and particularly regarding our email client, a global technology leader in enriching email interactions by offering users the ability to design highly personalized email presentations. We believe that the user experience we have created has been successful in attracting a unique underserved demographic, seeking software applications that make their life a little simpler and time effective.

Since we began operations in 2000, we have recorded over 146 million registered downloads of our free products in more than 100 countries, and in 2010, we recorded an average of approximately 1.5 million registered downloads each month. As of December 31, 2010, we had approximately 10.7 million active users, and currently, our email users send over 280 million IncrediMail® emails each month. We define an "active" user as any user who has performed any activity using any IncrediMail® product or service, including opening or sending emails using IncrediMail®, sending a message utilizing our HiYo tool, downloading content or updating the product, in the 30 days prior to the measurement date. Our users use our products for as long as six years, based on current statistics (this estimate has been adjusted upwards over the past three years). Through December 31, 2010, we have sold more than 2 million products and content licenses worldwide to our registered users. We believe our historical track record of our users accepting and utilizing the search properties we offer, as well as converting registered users to purchasing customers, represents a convincing validation of our business strategy.

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

Revenues

We generate our revenues primarily from two major sources: (i) advertising, primarily through search generated revenues and other services, and (ii) software products and solutions, licensing our IncrediMail® Premium, email software, other add-on subscriptions and licenses and our anti-spam solution. In addition, we generate revenues from advertising in our email client, our content database and on our website. The following table shows our revenues by category (in thousands of US Dollars):
	Year Ended December 31,
	2008	2009	2010
Advertising, primarily through search, and other services	$12,748	$20,478	$24,093
Products	9,158	6,717	5,404
Total revenues	$21,906	$27,195	$29,497

Cost of Revenues

Our cost of revenues consists primarily of salaries and related expenses, license fees and payments for content and server maintenance, all related to our product revenues and communicating with our users. Our revenues relating to advertising, primarily search, do not have direct cost associated with them.

Research and Development Expenses

Our research and development expenses consist primarily of salaries and other personnel-related expenses for employees primarily engaged in research and development activities. We expect our research and development expenditures, which have increased nominally compared to last year, although decreasing as percentage of sales in 2010, to continue and increase at a moderate rate, while decreasing as a percentage of sales.  The nominal increase will enable us to enrich our product pipeline going forward.

Selling and Marketing Expenses

Our selling and marketing expenses consist of customer acquisition expenses, salaries and other personnel-related expenses for employees primarily engaged in marketing activities, credit card commissions and fees to our payment gateway providers that provide secure Internet payment processes. Credit card commissions vary between 1.9% and 5.6% based on the credit card, currency of payment and location of clearing agency. Having completed the initial market penetration of HiYo, our instant messaging add-on, in 2008, we reduced the level of expenditure for customer acquisition at the onset of 2009, remaining at that level in 2010.  As part of our growth strategy for 2011, we intend to significantly increase customer acquisition costs in 2011, both nominally and as a percentage of sales, in order to increase the number of downloads, users and revenue generated.

General and Administrative Expenses (“G&A”)

Our general and administrative expenses consist primarily of salaries and other personnel-related expenses for executive, accounting and administrative personnel, professional fees and other general corporate expenses. In order to facilitate our strategy for accelerated organic and non-organic growth in 2011 and beyond, the Company has enhanced its management team with experienced professionals, capable of taking the Company to the next level.  In the latter half of 2010, the Company engaged a new experienced CEO, created a Corporate Development department and hired a VP of Corporate Development and enhanced the other administrative functions with experienced personnel.  As a result, G&A expenses have increased in 2010, compared to 2009, particularly in the second half of the year.  We expect to complete this effort in the first half of 2011 and thereafter expect G&A expenses to increase only moderately to accommodate the Company’s growth.

Income Tax Expense (Benefit)

In 2001 and 2003, we were granted the status of "Approved Enterprise" and in 2008 we received approval for continued "Beneficiary Enterprise" status, all with respect to three separate investment programs, entitling us to a tax exemption for a period of two years and to a reduced tax rate of 10%-25% for an additional period of five to eight years (depending on the level of foreign investment in our Company). The "Approved Enterprise" status and the "Beneficiary Enterprise" status under these tax benefits programs allow for 0% corporate tax for a limited period of time on undistributed profits generated from operations, and preferential taxation of the distributed portion, requiring regular Israeli corporate tax on income generated from other sources. To the extent the Company distributes dividends from profits generated under this program, as it has in 2009 and 2010, the distributed sum would benefit only partially from this program. Nevertheless, it should be mentioned that commencing 2011, the Investment Law provides that new benefitted programs will enjoy reduced tax rates (for “Preferred Enterprises”) with no possibility for 0% corporate tax. See " Item 10.E Taxation — Israeli Taxation—Law for the Encouragement of Capital Investments, 1959" and Item 8. Financial Information A. Consolidated Statements and Other Financial Information - Policy on Dividend Distribution, for more information about these programs and the Company’s dividend policy.

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

In accordance with ASC 605-50, "Customer Payments and Incentives" the Company accounts for cash consideration given to customers, for which it does not receive a separately identifiable benefit or cannot reasonably estimate fair value, as a reduction of revenue rather than as an expense.

Revenues from email software license sales are recognized when all criteria outlined in ASC 985-605, "Software – Revenue Recognition",, are met. Revenues from software license are recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable and collectability is probable.

For substantially all of our software arrangements, we evaluate each of these criteria as follows:

Evidence of an arrangement: We consider a clicking on "acceptance" of the agreement terms to be evidence of an arrangement.

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

Revenues from licensing The Gold Gallery content database are recognized over the term of the licensing period. We offer one year, two year and lifetime licenses for The Gold Gallery content database for a one-time, upfront payment. The different term licenses constituted less than 5% of our revenues in 2010. Our estimation of the lifetime usage of The Gold Gallery is six years and is based on historical data collected. We continually track usage patterns, and as we gather more user information, we may update this estimated useful life. If the lifetime usage of The Gold Gallery is demonstrated to be shorter or longer than the current estimate, we would recognize revenues earlier or later. Based on our current revenue streams, such an adjustment would not have a significant effect on our revenues.

Revenues from our JunkFilter Plus solution are recognized over the one year term of the license.

Our deferred revenue consists of the unamortized balance of The Gold Gallery and the JunkFilter Plus license fees, which totaled $3.8 million as of December 31, 2010, of which $2.2 million was classified as short-term deferred revenues and the balance as long-term deferred revenue on our balance sheet.

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

Stock-Based Compensation

On January 1, 2006, we adopted ASC 718, "Compensation – Stock Compensation", which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees and directors. As of December 31, 2010, the total compensation cost, related to options granted to employees, not yet recognized, amounted to $1.2 million. This cost is expected to be recognized over a weighted average period of 2.2 years. Our stock-based compensation to employees was allocated as follows (in thousands):

	Year Ended December 31,
	2008	2009	2010
Cost of revenues	$16	$20	$7
Research and development	293	169	145
Selling and marketing	137	161	151
General and administrative	584	322	458
Other charges	135	-	-

Determining the appropriate fair value model and calculating the fair value of stock-based awards, which includes estimating stock price volatility, forfeiture rates, expected lives and dividend yield, requires judgment and could materially impact our operating results.

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

On January 1, 2007, we adopted ASC 740 with respect to uncertain tax positions which contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with ASC 740, "Income Taxes". The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement.

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

We are required to assess the impairment of long-lived assets, tangible and intangible, other than goodwill, under ASC 360, "Property Plant and Equipment" on a periodic basis, when events or changes in circumstances indicate that the carrying value may not be recoverable. Impairment indicators include any significant changes in the manner of our use of the assets or the strategy of our overall business, significant negative industry or economic trends and significant decline in our share price for a sustained period.

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

See Item 18. Financial Statements. Note 2(u).

The following table sets forth, for the periods indicated, our statements of income expressed as a percentage of total revenues (the percentages may not equal 100% because of the effects of rounding):

	Year Ended December 31,
	2008	2009	2010
Revenues from advertising, primarily search, and other services	58%	74%	82%
Revenues from products	42	26	18
Revenues, net	100%	100%	100%
Cost of revenues	8	6	5
Gross profit	92	94	95
Operating expenses
Research and development costs	35	23	22
Selling and marketing expenses	34	17	18
General and administrative expenses	17	12	16
Goodwill impairment and other charges	5	-	-
Total operating expenses	91	52	56
Operating income	1	42	39
Financial income, net	21	-	1
Income before taxes on income	22	42	40
Income tax expense	1	13	11
Net income	21%	29%	29%

As shown in the above table, our operations are characterized by high margins, which are attributable mainly to two factors: (i) we do not have manufacturing costs for our products, and (ii) we sell our products online and rely primarily on viral marketing. Our operating margins decreased in 2010, in comparison to 2009 primarily as a result of our enhancing our management capabilities and hiring of experienced professionals capable of scaling our profitable model and growing the business organically and non-organically.  We expect to increase our customer acquisition costs dramatically in 2011, increasing our sales and marketing expenses, and reducing operating margin in 2011.  While increasing our customer acquisition costs is a long-term strategy, as we ramp up this expense, we expect it to have a more negative effect in 2011, and less so in future years, and we expect the operating margins to improve in 2012 and beyond, compared to 2011.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Revenues from advertising, primarily search, and other services. These revenues increased by 17%, from $20.5 million in 2009, to $24.0 million in 2010. The increase in revenues was due to a $2.8 million increase in search generated revenues and a $0.8 million increase in other advertising and other revenues. In 2010 we continued to collaborate with two search providers; with approximately 90% of search generated revenues being provided by our partnership with Google and the remaining 9% coming from other search providers, primarily InfoSpace. The continued increase in search generated revenues reflects the success of our strategy to leverage our large user base, primarily those using our free products. In 2011, as we implement our strategy for growth and invest in customer acquisition, we expect to accelerate the growth coming from these revenues.  In 2010, we were not successful in increasing HiYo registrations and revenues, and this product while still generating revenues, no longer constitutes a product that we are focused on.  As to PhotoJoy, while we now have completed a marketable product, we expect that through our customer acquisition strategy, this product will start attracting a significant number of downloads, and subsequently generate revenues in the latter part of 2011.  We expect to be able to continue and grow other revenues, albeit they still are not expected to contribute a significant portion of our revenues in 2011.

Revenues from products. These revenues continued to decrease from $6.7 million in 2009 to $5.4 million in 2010.  We believe this decrease is attributable to our continued focus on search generated revenues, as well as the decreasing popularity in purchasing downloadable software and the effect of the economic downturn in 2009 had on discretionary purchases.  In the latter part of 2010, we saw this trend level out, with new product sales increasing. As we increase our marketing efforts in this area in 2011, we can expect cash sales from products to increase.  However, the increase in accounting revenues recorded according to US GAAP, will be delayed as these revenues are for the most part deferred over the period of their subscriptions.

Cost of revenues. Cost of revenues from products in 2010 was $1.6 million, as compared to $1.5 million in 2009.  This increase was primarily due to our allocating increasing communication and other infrastructure costs to maintain and servicing our existing user base, as opposed to marketing to new users in the past.  Despite this nominal increase, as a result of the increasing portion of revenues attributable to search, the gross profit margin in 2010 increased to 95%, as compared to 94% in 2009. As search generated revenues continue to account for a growing portion of our revenues, we expect the gross profit margin to remain at its current level.

Research and development expenses ("R&D"). R&D increased by $0.3 million, from $6.3 million in 2009 to $6.6 million in 2010, decreasing as a percentage from sales from 24% in 2009 to 22% in 2010.  This decrease was a result of us maintaining the existing product suite without enriching the product pipeline for future years.  Looking at 2011, we expect this expenditure to increase, although generally remain stable as a percentage of sales.  The increase in expenditure in 2011 is planned for contributing to a richer product pipeline to fuel future growth.

Selling and marketing expenses. Selling and marketing expenses, increased by $0.6 million, or 14%, from $4.6 million in 2009 to $5.2 million in 2010. This increase was primarily attributable to the consumer research contracted in the fourth quarter as well as the marketing and sales consultants hired.  Marketing expenses included approximately $1.8 million in customer acquisition costs in 2010, similar to the level in 2009. In 2011, as we implement our strategy for growth, we intend to increase this expense more than three-fold, with most of the increase being in the latter part of 2011.  As a result, we can expect operating margins to be lower during that part of 2011, due to the fact that a substantial part of the return on that investment is only expected in 2012.

General and administrative expenses ("G&A"). G&A increased from $3.3 million in 2009 to $4.7 in 2010. This increase was primarily due to our building a management team capable of scaling the business model and taking the Company to the next level, both organically and through acquisitions. In the third quarter we engaged a new experienced CEO (while still retaining the prior CEO through the end of the year), created a corporate and business development department, hired a new VP of Corporate Development and started staffing that department.  We expect to further invest in enhancing our management team in 2012, however, we do not expect this expenditure to increase as a percentage of revenues.

Financial income, net. We recorded $0.3 million, net, in financial income in 2010, compared to $0.1 million in 2009.  We continue to maintain a stringent investment policy so that a majority of our investments are in US treasury or US government backed securities, with the balance in debentures of a limited sum and relatively short-term maturity, rated at A and higher and dollar denominated or linked. As a result, the returns on our portfolio have been minimal.  Assuming interest rates and the financial environment do not change drastically we expect the current rate of return to continue going forward.

Taxes on Income. Income tax in 2010 was $3.2 million, with an effective tax rate of 28%, compared to $3.5 million, with the same effective tax rate of 31% in 2009.  This rate reflects our decision to institute a dividend distribution policy, distributing at least 50% of net income as a dividend, in 2009 and 2010.  We distributed dividends of $8.5 million in each of the years, 2009 and 2010. As a result of our policy to distribute dividends, we are not able to take full advantage of the tax reduced tax rates afforded to Approved and Beneficiary Enterprises.  As we announced in November 2010, we have changed our dividend distribution policy and do not intend to distribute dividends from earnings in 2011 or beyond.  As a result, and assuming a similar tax environment in 2011, we expect to have a substantially lower effective tax rate in 2011.

Net Income. The Net Income in 2010 was $8.4 million, compared to $8.0 million, in 2009. As described above, this was a result of our increase in revenues being offset by a higher level of expenditure.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Revenues from advertising, primarily search, and other services. These revenues increased by 61%, from $12.7 million in 2008, to $20.5 million in 2009. The increase in revenues was due to an $8.2 million increase in search generated revenues, partially offset by a $0.5 million decrease in other advertising and other revenues. In 2009 we continued to collaborate with two search providers; with approximately 88% of search generated revenues being provided by our partnership with Google and the remaining 12% coming from other search providers, primarily InfoSpace. The continued increase in search generated revenues reflects the success of our strategy to leverage our large user base, primarily those using our free products. In 2010 we expected to further increase these revenues, while diversifying, our search generated revenues through our continued market penetration of HiYo, adding our PhotoJoy user base and additional search assets.  In addition, we intended to invest in increasing other advertising based revenues from affiliates other than companies powering search.

Revenues from products. These revenues decreased from $9.2 million in 2008 to $6.7 million in 2009.  We believe this decrease is attributable to the decreasing popularity in purchasing downloadable software and the effect of the economic downturn in 2009 had on discretionary purchases.  We believed that in 2010 we would be able to reverse this trend and see some growth in product sales, as a result of increased marketing efforts and an improvement in the economic environment.

Cost of revenues. Cost of revenues from products in 2009 was $1.5 million, as compared to $1.7 million in 2008.  This decrease was primarily a result of a reduction in compensation expenses, as well as the aforementioned decrease in product sales and their associated costs.  As a result of the increasing portion of revenues attributable to search and the decrease in direct costs, the gross profit margin in 2009 increased to 94%, as compared to 92% in 2008. As search generated revenues continue to account for a growing portion of our revenues, we expected the gross profit margin to remain at its current level.

Research and development expenses ("R&D"). R&D decreased by $1.5 million, from $7.8 million in 2008 to $6.3 million in 2009. This was a result of our refocusing our activities on our core competencies discontinuing some projects and freezing others. After releasing PhotoJoy in 2008, in 2009 we suspended most of the development and marketing costs related to this product, until the viral marketing aspects were achieved.  In addition, in August 2009 we released a substantially new version of our back-bone email client product IncrediMail®, enabling us to further reduce some of our development costs.  As a result of the above, as a percentage of revenues, R&D decreased from 36% in 2008 to 23% in 2009.  We expected our research and development expenditures to remain as a percentage of sales, at the general current level of the last couple of quarters, increasing only to enable us to pursue our current strategy for increasing downloads, reducing churn and continue enhancing our existing suite of products.

Selling and marketing expenses. Selling and marketing expenses, decreased by $2.6 million, or 36%, from $7.2 million in 2008 to $4.6 million in 2009. This decrease was primarily attributable to a $2 million decrease in customer acquisition expenses, from $3.8 million in 2008 to $1.8 million in 2009, as well as a $0.7 million decrease in other marketing expenses as we refocused our activities.  The reduction in customer acquisition expenses was a result of having achieved the market penetration objectives for HiYo by the end of 2008 and a reduced level of other customer acquisition costs reflecting the economic environment and our focusing on profitability.

General and administrative expenses ("G&A"). G&A decreased from $3.8 million in 2008 to $3.3 in 2009. As a percentage of sales, G&A decreased from to 17% in 2008 to 12% in 2009, and we expected to be able to maintain a similar level of G&A expenditure as a percentage of sales in 2010.

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

Financial income, net. We recorded $0.1 million, net, in financial income in 2009, compared to $4.5 million in 2008.  The sum in 2008 was primarily due to receiving in the last quarter of 2008 the proceeds from the sale of an Auction Rate Security, which had been written-off in the fourth quarter of 2007, and recorded as a gain upon receipt in 2008. In light of the economic situation in general and the financial markets in particular, we have further tightened our investment policy so that a majority of our investments are in US treasury or US government backed securities, with the balance in debentures of a limited sum and relatively short-term maturity, rated at A and higher and dollar denominated or linked. As a result, the returns on our portfolio have been minimal.  Assuming interest rates and the financial environment do not change drastically we expected the current rate of return to continue going forward.

Income before Tax. The income before tax in 2009 was $11.6 million, compared to income before tax in 2008 of $4.7 million. While the income before tax in 2009 was attributable to profit from operations, in 2008 this income was primarily attributable to the aforementioned $4.5 million financial income.

Taxes on Income. Income tax in 2009 was $3.6 million compared to $0.3 million in 2008. Our effective tax rate in 2009 was 31%, reflecting our decision to institute a dividend distribution policy, distributing at least 50% of net income as a dividend, starting 2009.  In 2009 we distributed a dividend totaling $8.5 million, of which $3.8 million was on account of net income on 2009.  As a result of the distribution of dividends and our accounting for this policy, we are not able to take full advantage of the tax reduced tax rates afforded Approved Enterprises.  We expected to continue to distribute dividends and therefore the effective tax rate to remain at a similar level in 2010.  The low taxes on income and effective tax rate in 2008 was due to the fact that the income before tax in 2008 was primarily due to the proceeds from selling an Auction Rate Security at cost, for which no tax was incurred.

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

As of December 31, 2010, we had working capital of $28.1 million and our primary source of liquidity was $31.0 million in cash, cash equivalents and marketable securities.  As of December 31, 2009, we had working capital of $26.8 million and our primary source of liquidity was $29.6 million in cash, cash equivalents and marketable securities. The increase in working capital and cash, cash equivalents and marketable securities was primarily due to the $9.8 million from operating activities, less $8.5 million distributed as dividends in 2010.

We believe that our cash balances and cash generated from operations will be more than sufficient to meet our anticipated cash requirements for at least the next 12 months.

Net Cash Provided By Operating Activities. Net cash provided by operating activities was $0.9 million, $10.7 million and $9.8 million for 2008, 2009 and 2010, respectively. The change in net cash provided by operating activities reflects primarily net income of $8.4 million, $1.1 million non-cash expenses, net and $0.3 million non-cash increase in working capital.

Net Cash Provided By (Used In) Investing Activities. Net cash provided by (used in) investing activities was $3.0 million, $13.5 million and ($10.2) million in 2008, 2009 and 2010, respectively. In 2009, net cash provided by investing activities consisted primarily of the net proceeds from the sale of marketable securities and short term deposits of $13.8 million, net of $0.5 million investment in property and equipment. While in 2010, we used cash primarily for net investments in marketable securities of $9.8 million, in addition to investing $0.4 million in property, equipment and content purchased.

Net Cash (Used In) Financing Activities. Net cash (used in) financing activities was ($0.7) million used in 2008, primarily for the repurchase of the Company’s shares, ($7.6) million used in 2009, primarily $8.5 million distributed as a dividend, net of $1.0 million received from the exercise of options, and ($7.9) million in 2010, primarily, $8.5 million distributed as a dividend, net of $0.4 million received from the exercise of options.

C.           RESEARCH, DEVELOPMENT, PATENTS AND LICENSES, ETC.

Our research and development activities are conducted internally by our Chief Technology Officer and a 54   person research and development staff. Our research and development efforts are currently focused on upgrading the software and new features for IncrediMail and HiYo products. In 2009 we released the full version of IncrediMail, which improves the graphics and numerous user- friendly functions, bringing a much more graphically advanced user interface. In addition, we released new versions of our HiYo product supporting the Yahoo! Messenger and AIM platforms.

Our research and development expenditures were $7.8 million, $6.3 million and $6.6 million in the years ended December 31, 2008, 2009 and 2010, respectively. We intend to continue our investment in product development at a level similar to that of 2010, increasing nominally, in order to enrich our product pipe line.

D.           TREND INFORMATION

Sales. The increase in sales in 2010 compared to 2009 was due to the continued increase in search generated revenues, partially offset by a decrease in product sales.  The rate of growth in 2010 tapered off to 8.5% and was derived entirely from our email product, more than offsetting the decline in revenues from our HiYo and Magentic products.  We have therefore reduced our investment in promoting HiYo and Magentic and expect to increase our marketing efforts for IncrediMail as well as to begin generating revenues from PhotoJoy.  We signed a new two-year agreement with Google for powering the search offered to IncrediMail and HiYo users. Although there are several changes in the terms and conditions in the new agreement, we expect that the new agreement will provide results similar to those of the previous agreement.  In 2010 our dependence on search generated revenues and revenues generated by our email product increased.  In 2011 we intend to invest  in diversifying our revenue base, reducing our reliance on search generated revenues and the dependence on revenues from our flagship email product.  We expect to achieve this by introducing and generating revenues from new products, such as PhotoJoy which we expect to initiate marketing efforts in the second quarter of 2011, as well as other products to be developed or acquired in 2011.  We have recently completed extensive consumer research the findings of which we expect to implement during the coming months and as a result we hope to increase product sales.  Although we will be making these investments in 2011, we expect these efforts will not provide for a significant increase in sales until 2012.

R&D. R&D expenses increased nominally in 2010 after decreasing significantly in 2009. In 2011 we expect these expenses to increase moderately as a result of our implementing the findings of our consumer research and investing in increasing our product pipeline so as to diversify our product suite in future years.

Sales and marketing expenses. Our sales and marketing expenses increased in 2010, after decreasing significantly in 2009.  This resulted from our engaging in depth consumer research and hiring marketing and sales consultants in order to better appreciate what our consumers need and how best to service these needs.  In 2011 we will continue to engage these consultants, although less so.  In 2010 we relied predominantly on the viral nature of our products and our expenditure on customer acquisition costs was $1.8 million, similar to the level of expenditure in 2009.  However, in 2011 we intend to increase this expenditure more than three-fold, in an effort to increase significantly the number of downloads and users of our software and search services, as part of our strategy to accelerate revenue growth.

General and administrative expenses. G&A expenses increased as well in 2010.  This increase was a result of our enhancing management with new and experienced professionals capable of taking the Company to the next level by implementing organic and non-organic growth strategies.  This effort began with hiring a new CEO with extensive corporate and internet related experience, continued with creating a Corporate Development department, hiring an experienced VP to manage this department and staffing it, and other investments. We intend to continue this effort in 2011, enabling us to implement our growth strategy. However, we do not expect G&A expenses to increase significantly beyond the level established in the latter part of 2010.

Industry trends expected to affect our revenues, income from continuing operations, profitability and liquidity or capital resources:

1.
In recent years, we have witnessed an increase in the use of web-based e-mail solutions such as Microsoft Hotmail, Yahoo! Mail and Google’s Gmail.  Facebook Mail is relatively new addition to this market, having a lot of potential based on its social network popularity. While our product is based on the use of these email products, and there is still a vast market for PC based email clients, there is no doubt that the popularity of web-based email is growing at the expense of the PC based software.  This has caused us to increase our efforts in adapting our product to the specific consumer needs not satisfied by the web-based solution.

2.
As a result of our in depth consumer research and the success of our email client, we have found that our products address an underserved market of later technology adapters.  We have found that these consumers are looking for simple, safe and useful products that assist in better utilizing their time.  We intend to address this unique market segment by further adapting our products to better address their evolving requirements as well as offering them other products and services that they use frequently and address similar needs.  This market segment is currently underserved as it is not targeted by the new technology companies that are targeting early hi-tech adapters, or by the large conglomerates that seek to service horizontally the general public, rather than a specific vertical demographic.  We believe that we on the other hand with our successful experience with our IncrediMail email client, are well equipped to address these needs.

3.
The storing of digital photos on personal computers, and on photo hosting sites such as Flickr.com, has increased substantially in recent years. The convenience of such online storage of photos has caused a decrease in usage of regular printed picture albums. However, a problem often experienced by people that store their photos on their hard disk or on a photo-hosting site is that they simply do not enjoy their photos as they had previously. In the past, people spent time looking through their photo albums, but today photos are saved in a computer folder and easily forgotten about or lost. Access to photos saved on personal computers is not immediate and is somewhat tedious; hence, old favorite photos are neglected over time. PhotoJoy, which we have completed developing, is aimed to address this problem, by enabling users to enjoy all the photos that they have stored on their computer or online using new capabilities, with no effort from the user. Photos can be revealed on the users' desktop constantly, in more creative and high-quality ways than those available on the web. Some examples of PhotoJoy's features are 3D Photo Screensavers showing the users' photos and enriched with a variety of styles and designs, fun desktop widgets that display users' photos in creative and playful ways (nicknamed "PhotoToys"), and Collage Wallpapers presenting photos within various themes, sceneries, and illustrations. In addition, the software lets users take photos stored on other photo web sites (such as Flickr and Picasa) and enjoy them using PhotoJoy’s fun capabilities. Until now we did not have the back-end systems required to support customer acquisition efforts needed for this product, as it is not inherently viral.  We have almost completed these systems, and expect to begin significant marketing efforts and subsequently enjoying revenues from this product in the second quarter of 2011.

5.
There has been a growing usage of portable platforms bridging between the mobile phone and the PC, enabling users to enjoy a more graphic and creative experience, while not requiring a PC.  This trend is most prominent with the advent of the iPhoneTM and since then other similar "smart phone" products and the more recent iPadTM and similar products.  In addition, and partially as a result of these successes, the Apple-Mac platform popularity has increased as well.  Although this trend is attracting an increasing portion of the market, we believe that particularly with regard to our demographic, the PC environment will remain the predominant platform for managing emails in the near future.  That being said, as the growth of these alternative platforms increases, we intend to incorporate solutions in our products that will enable cross-platform access.

6.
Recently there has been a trend of market leaders in different areas to incorporate services from other areas. An example of this has been the social network leader Facebook with their increasing penetration into instant messaging and now email.  This trend has caused us to focus efforts in accommodating the Facebook platform, and transforming our email client from software managing emails to a communication client capable of incorporating other methods of communication, such as social networks, instant messaging, etc. However, this could radically change the competition and integration scenario for the Company.

7.
As almost 80% of our revenues are search generated, we are affected by the general trends and metrics of the search revenue market.  One of the most significant metrics is the cost per click ("CPC") rate.  In an economic downturn, the amount advertisers are willing to pay naturally declines, reducing the CPC rate and subsequently our revenues.  The CPC rate has fluctuated dramatically over the past months and it is difficult to predict a specific trend in this important metric going forward.

8.
The downloadable software market and the way it interacts with search providers have been changing.  With its market leading position, Google has been the forerunner of these changes, which have also impacted our agreement with Google. It is difficult to know how process will end, although we are convinced that the process is ongoing and has not reached equilibrium.  We will continue to work with Google as well with the other search companies to improve the consumer experience and address the market needs.

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

F.             TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes our contractual commitments as of December 31, 2010 and the effect those commitments are expected to have on our liquidity and cash flow in future periods:

		Payments Due by Period
Contractual Commitments	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
Accrued severance pay	$1,384	$287	$-	$-	$1,097
Uncertain Income Tax Positions(*)	1,388	-	-	-
Termination benefits	410	129	-	-	281
Operating leases	597	597	$-	-	-
Total	$3,779	$1,013	$-	$-	$1,378

(*) Uncertain income tax positions are due upon settlement and we are unable to reasonably estimate the ultimate amount or timing of settlement. See Note 9(f) of our Consolidated Financial Statements for further information.

ITEM 6.                 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.            DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our executive officers and directors as of February 28, 2011:

Name	Age	Position
Josef Mandelbaum	44	Chief Executive Officer and Director
Ofer Adler	40	Director
Li Carmel	38	Vice President – Human Resources
Arik Czerniak	35	Director
Limor Gershoni Levy	40	General Counsel
Tamar Gottlieb	54	Director and Chairperson of the Board
Yuval Hamudot	37	Chief Operating Officer and Chief Technologies Officer
David Jutkowitz *	60	External Director, member of Audit Committee
Yacov Kaufman	53	Chief Financial Officer
Avichay Nissenbaum *	44	External Director, member of Audit Committee
Arik Ramot	59	Director, member of the Audit Committee
Mark Ziering	44	Vice President – Corporate Development
_______________

* "Independent" for Nasdaq Stock Market purposes.

David Jutkowitz and Avichay Nissenbaum were elected to serve as our external directors by our shareholders as required by Israeli law. No shareholder has special voting rights with respect to the election of directors or otherwise.

Josef Mandelbaum joined the Company as a Chief Executive Officer on July 7, 2010 and was elected as a Director in January 2011. Before joining the Company, Mr. Mandelbaum worked at American Greetings as Chief Executive Officer of the AG Intellectual Properties group, since 2000 and as Senior Vice President of the Sales and Business Development AG Interactive group from1998 until 2000. Mr. Mandelbaum holds a BA in economics from Yeshiva University and an MBA from the Weatherhead School of Management at Case Western Reserve University.

Ofer Adler co-founded IncrediMail and has been a director since our incorporation, most recently reelected in January 2011, for another three year term. Mr. Adler served as the Company's Chief Executive Officer since February 5, 2008 up until being replaced by Mr. Josef Mandelbaum on August 5, 2010 and Chief Product Officer until November 2, 2011 Before co-founding the Company, Mr. Adler worked as a trader and portfolio manager at Clal Insurance from 1997 to 1999, and as a trader and technical analysis expert at Batucha, Israel’s largest private brokerage firm, from 1994 to 1997.

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

Limor Gershoni Levy joined us in January 2011 and serves as Vice President, General Counsel and Corporate Secretary.  Prior to joining IncrediMail Ms. Gershoni-Levy was General Legal Counsel for 7  years at Veraz Networks (NASDAQ: VRAZ), a leading provider of band-with optimization and next generation switching products. Veraz recently merged with Dialogic (NASDAQ: DLGC). Before that, Ms. Gershoni-Levy was General Counsel at Medigate Ltd. a start-up that developed management software. Ms. Gershoni-Levy has an L.L.M  from University Tel Aviv Law School and a L.L.B in Law from Essex University, England.

Tamar Gottlieb has served as our director since 2001 and became Chair of the Board of Directors on February 3, 2006, the closing date of our initial public offering. She is a Managing Director of Harvest Capital Markets Ltd., an investment banking and financial consulting firm that she founded in January 2001. Prior to 2001, Ms. Gottlieb held Managing Director or Senior Manager positions in several investment banking institutions, including Investec Clali – Management & Underwriting Ltd. (from July 1997 to January 2001), Oscar Gruss (1996) Ltd. (from February 1996 to May 1997) and Leumi & Co. Investment Bankers Ltd. (from 1980 to 1991). From August 1991 to June 1994, Ms. Gottlieb served as the Founding Managing Director of Maalot – The Israeli Securities Rating Company Ltd., Israel’s first credit rating agency. She currently serves as a board member of several Israeli public and private companies, including Emilia Development Ltd., Leumi Mortgage Bank Ltd., N.R. Spuntech Industries Ltd. and Reit 1 Ltd.  In the past she has also served as a director of, among others, El Al Israeli Airlines Ltd. and "Dan" the Company for Public Transport Ltd.  Ms. Gottlieb has a B.A. in international relations from the Hebrew University of Jerusalem and an M.A. in economics from Indiana University.

Yuval Hamudot is our Chief Operating Officer (COO) and Chief Technology Officer (CTO) Yuval was appointed COO in March 2010 and has been CTO since March 2007.  As CTO, Yuval is responsible for the technological design and development of our products and online system. In that capacity he manages our research and development team as well as our quality assurance and information technology departments. As COO, Yuval is also responsible for business intelligence and customer support.  Yuval joined us in 2000, and since 2003, and until his recent appointment, was Vice President – Research and Development. Prior to joining us, Mr. Hamudot worked for two years in the research and development at Commonsense Ltd., a software company that outsourced hi-end technology solutions. Mr. Hamudot served in the IDF computer unit ("Mamram") and has a B.Sc. in Computer Science from Tel Aviv University and an M.B.A. from Bar-Ilan University.

David Jutkowitz was reelected to serve another three year term as an "external director" in January, 2011. Mr. Jutkowitz serves as a director of Extal Ltd a producer of aluminum profiles and systems. Mr. Jutkowitz served as a director of Arad Investment and Industrial Development from 2006 till 2010, and from 2001 until October 2007, Mr. Jutkowitz has served as an external director of Carmel Investment Group Ltd., and was a member of the audit, investment and portfolio committees of Carmel Investment Group Ltd. Between 2000 and 2003, Mr. Jutkowitz held the position of CEO at BXS Ltd., where his responsibilities included managing all stages in development of the business, including the raising of funds from investors and building a local and international distribution. From 1995 until 2002, Mr. Jutkowitz held the position of CEO at E.L. Advanced Science Ltd., where his responsibilities included identifying and acquiring appropriate companies and taking an active part in the management of such companies. From 1976 to 2001, Mr. Jutkowitz held the position of CFO at Etz Lavud Ltd.

Yacov Kaufman was engaged to serve as our Chief Financial Officer in 2005. From 1996 to November 2005, Mr. Kaufman was the Chief Financial Officer of Acorn Energy Inc. (formerly Data Systems & Software Inc., NASDAQ: ACFN) that, through its subsidiaries, provides software consulting and development services and serves as an authorized dealer and a value-added-reseller of computer hardware. At Acorn, Mr. Kaufman established and subsequently managed the accounting and financial departments of the company and its subsidiaries. His responsibilities included financial analysis and implementation of procedures for internal control over financial reporting. Mr. Kaufman also served as the comptroller of dsIT Technologies Ltd., a subsidiary of Acorn since 1986, and as its Chief Financial Officer since 1990. From 1993 to 1999, Mr. Kaufman served as a director of Tower Semiconductor Ltd. (Nasdaq: TSEM), an integrated circuits manufacturer and then subsidiary of Acorn. Mr. Kaufman is an Israeli Certified Public Accountant and has a B.A. in accounting and economics from the Hebrew University of Jerusalem and an M.B.A. in business finance from Bar-Ilan University.

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

Mark Ziering joined IncrediMail as VP of Corporate Development in August of 2010.  Mark has over 17 years experience in the biotech, Internet and enterprise software technologies.  Prior to joining IncrediMail, Mark was a partner at Genesis Partners, a leading Israeli venture capital fund where he was investing in software since 1999. At Genesis he was involved in over 30 investments and 5 successful exits. Before that Mark was an analyst at Chemical Bank (predecessor to JP Morgan Chase) and The Federal Reserve Bank of NY. Mark has a B.A. From Yeshiva University and an M.B.A from Yale University.

B.           COMPENSATION

The aggregate direct compensation we paid to our officers as a group (6 persons) for the year ended December 31, 2010, was approximately $2.2 million, which included approximately $0.4 million that was set aside or accrued to provide for pension, retirement, severance or similar benefits. This amount does not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses, and other benefits commonly reimbursed or paid by companies in Israel. We did not pay our officers who also serve as directors any separate compensation for their directorship during 2010.

The aggregate direct compensation we paid to our directors who are not officers for their services as directors as a group for the year ended December 31, 2010 was approximately $221 thousand. Directors are also reimbursed for expenses incurred in order to attend board or committee meetings.

As of February 28, 2011, there were outstanding options to purchase 200,828 ordinary shares granted to 12 of our directors and officers, at a weighted average exercise price of $5.44 per share. These options were granted under our 2003 employees share option plan (the "2003 Plan").

The compensation of our directors who are not officers of our Company, including our external directors, was approved by the Company’s governing bodies, as required under the Israeli law In accordance with these resolutions, (i) annual gross compensation for independent directors is $25,000, and $500 per meeting, while other directors, who are not officers, receive $18,000, and $500 per meeting (plus V.A.T, if applicable) to be paid in four equal quarterly installments; (ii) a grant of options to purchase 10,000 of our ordinary shares, with the following terms:  (a) each option shall be exercisable for one ordinary share at an exercise equal to the closing price on the date of grant of the options, as reported by the Nasdaq Capital Market; (b) the options shall vest in three equal parts; and (c) any and all other terms and conditions pertaining to the grant of the options shall be in accordance with, and subject to, the "2003 Plan" adopted by IncrediMail in 2003 and our standard option agreement executed by each director and by IncrediMail promptly after the date of grant.

In accordance with the shareholders approval of December 27, 2007 each of the directors who is not an employee of the Company, receives for each year of service by such person as a director of the Company, an option to purchase 10,000 ordinary shares of the Company (in this subsection - the "Annual Grant"), under the following terms: (a) the Annual Grant shall be made immediately following the annual general meeting of the shareholders of the Company in the relevant year, commencing with the shareholders meeting held on December 27, 2007; (b) each option shall be exercisable for one ordinary share at an exercise price equal to the closing price of an ordinary share on the date of the annual general meeting of the shareholders of the Company upon which such option was granted, as reported by the Nasdaq Global Market; and (c) the options shall vest in four equal portions on each anniversary of the Annual Grant, commencing with the first anniversary. Any and all other terms and conditions pertaining to the grant of the options shall be in accordance with, and subject to, the 2003 Plan adopted by IncrediMail in 2003 and our standard option agreement. In accordance with this resolution, all directors that are not officers were granted 10,000 options on December 31, 2009 and January 6, 2011, after the 2009 and 2010 annual general meetings.

On December 27, 2007, and following approval by our audit committee and board of directors, our shareholders approved a grant to Mr. Ofer Adler of options to purchase 50,000 ordinary shares of the Company, under the following terms: (a) each option shall be exercisable for one Ordinary Share at an exercise price equal to the closing price of an ordinary share on December 27, 2007, as reported by the Nasdaq Global Market; and (b) the options shall vest in four equal portions on each anniversary of the date of approval of the grant, commencing with the first anniversary. Any and all other terms and conditions pertaining to the grant of the options hereunder shall be in accordance with, and subject to, the 2003 Plan adopted by the Company in 2003 and the Company's standard option agreement. See "Item 6.E Share Ownership - Employee Benefit Plans - The 2003 Plan" below.

On July 17, 2008, and following approval by our audit committee and board of directors, our shareholders approved a grant to Ms. Tamar Gottlieb of options to purchase 10,000 ordinary shares of the Company, under the following terms: (a) each option shall be exercisable for one ordinary share at an exercise price equal to the closing price of an ordinary share on July 17, 2008, as reported by the Nasdaq Global Market; and (b) the options shall vest in three equal portions on each anniversary of the date of approval of the grant, commencing with the first anniversary. Any and all other terms and conditions pertaining to the grant of the options hereunder shall be in accordance with, and subject to, the 2003 Plan adopted by the Company in 2003 and the Company's standard option agreement. See "Item 6.E Share Ownership — Employee Benefit Plans — The 2003 Plan" below.

On July 9, 2009, and following approval by our audit committee and board of directors, our shareholders amended the terms of options granted to the external directors and the directors of the Company.  In accordance with the amendment, our directors' recurring annual stock option grants now have a vesting period of three years (instead of four years) from the date of their annual stock option grant.  Also, upon termination or expiration of the applicable director's service with the Company, provided that the termination or expiration is not "for Cause" and not resulting from the director's resignation, the stock options granted to such director shall retain their original termination dates, and shall not terminate 90 days after the applicable termination date, and the next upcoming tranche of stock options, of each grant, that are scheduled to vest immediately subsequent to the termination date, if any, shall automatically vest and become exercisable immediately prior to the termination date.  In addition, to avoid a possible conflict of interest while discussing a Change of Control of the Company (which may result in the termination of the director’s term of office), all unvested options held by the director shall automatically vest and become exercisable upon such "Change of Control" event. "Change of Control" is defined for these purposes as: (i) merger, acquisition or reorganization of the Company with one or more other entities in which the Company is not the surviving entity, (ii) a sale of all or substantially all of the assets of the Company; (iii) a transaction or a series of related transactions as a result of which more than 50% of the outstanding shares or the voting rights of the Company are held by any party (whether directly or indirectly).

C.           BOARD PRACTICES

Board of Directors and Executive Officers

We are deemed a "limited liability public company" under the Israeli Companies Law. As a limited liability public company, we are managed by a board of directors and by our executive officers. Under the Israeli Companies Law and our articles of association, the board of directors is responsible, among other things, for:

•	establishing our policies and overseeing the performance and activities of our chief executive officer;

•	convening shareholders’ meetings;

•	preparing and approving our financial statements;

•	determining our plans of action, principles for funding them and the priorities among them, our organizational structure and wage policy and examining our financial status;

•	issuing securities and distributing dividends.

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

Our board of directors generally consists of seven directors, two of whom qualify as "external directors" for Israeli law purposes and have been determined by our board of directors to qualify as "independent" for Nasdaq Stock Market Purposes as well. Other than external directors, who are subject to special election requirements under Israeli law, our directors are elected in three staggered classes by the vote of a majority of the ordinary shares present and entitled to vote at meetings of our shareholders at which directors are elected. The members of only one staggered class will be elected at each annual meeting for a three-year term, so that the regular term of only one class of directors expires annually. At our annual general meeting held in 2008, the term of the third class, consisting of Gittit Guberman, expired, she did not stand for reelection and Arik Ramot was elected in her place for a three-year term. At our annual general meeting on December 31, 2009, the term of the first class, consisting of Tamar Gottlieb and Yaron Adler, expired, Tamar Gottlieb was reelected, Yaron Adler was not and Arik Czerniak was elected in his place for a three-year term. The external directors will not be assigned a class and will serve in accordance with Israeli law. On March 30, 2009 the term of one of our external directors, Mr. James H. Lee, expired and at the extraordinary shareholder meeting on July 9, 2009, Avichay Nissenbaum was elected as an external director for a three-year term. At our 2010 annual shareholder meeting held on January 6, 2011, David Jutkowitz was reelected for another three year term as an external director of the Company, Ofer Adler was reelected for a three year term as director, Josef Mandelbaum was elected for a three year term as director, and the term of service of Yair M. Zadik's term as a member of the Company's board of directors expired.

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

External Directors

Under the Israeli Companies Law, Israeli companies whose shares have been offered to the public in or outside of Israel are required to appoint at least two external directors to serve on their board of directors for a three year term. Mr. James H. Lee was appointed as an external director on March 30, 2006 and his term expired on March 30, 2009. At the extraordinary shareholder meeting held on July 9, 2009, Mr. Avichay Nissenbaum was appointed as an external director. In addition Mr. David Jutkowitz was appointed as an external director on December 27, 2007 and reappointed on January 6, 2011.

Each committee of the board of directors entitled to exercise any powers of the board is required to include at least one external director. The audit committee must include all the external directors.

An amendment to the Israeli Companies Law in January 2006 provides that a person may be appointed as an external director if he or she has professional qualifications or if he or she has accounting and financial expertise. In addition, at least one of the external directors must have accounting and financial expertise. A person may not serve as an external director if at the date of his or her appointment or within the prior two years, that person, or his or her relatives, partners, employers or entities under his or her control, are subject to, have or had any affiliation with us or any entity or person controlling us at the time of appointment or an entity that is controlled, at the time of appointment or the prior two years, by us or by the person or entity controlling us. Under the Companies Law, "affiliation" is defined in this context to include an employment relationship, a business or professional relationship maintained on a regular basis, control or service as an office holder. However, the service of a director who was appointed for the purpose of being an external director in a company that intends to first offer its shares to the public is not considered a prohibited affiliation. An office holder is defined in the Companies Law as any director, general manager, chief business manager, deputy general manager, vice general manager, other manager directly subordinate to the general manager or any other person assuming the responsibilities of any of these positions regardless of that person’s title.

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

External directors are elected by a majority vote at a shareholders’ meeting, as long as either:

•	the majority of shares voted for the election includes at least one-third of the shares of non-controlling shareholders voted at the meeting (excluding abstaining votes); or

•	the total number of shares of non-controlling shareholders voted against the election of the external director does not exceed one percent of the aggregate voting rights in the company.

The Israeli Companies Law provides for an initial three-year term for an external director, which may be extended for one additional three-year term. Thereafter (with respect to companies whose securities are listed on certain designated stock exchange, including the Nasdaq Global Market), he or she may be reelected by our shareholders for additional periods of up to three years each, in each case provided that the audit committee and the board of directors confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period(s) is beneficial to the company. External directors may be removed only:

•	by a court, and then only if:

-	the external directors cease to meet the statutory qualifications for their appointment;

-	they violate their duty of loyalty to the company;

-	the director is unable to perform his or her post on a regular basis; or

-
during his or her tenure, the director was convicted in a court outside of the State of Israel on accounts of bribery, deceit, offenses by managers of a corporate body or offenses involving misuse of inside information; or

•
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

External directors may be compensated only in accordance with regulations adopted under the Israeli Companies Law. The regulations provide three alternatives for cash compensation to external directors: a fixed amount determined by the regulations, an amount within a range set in the regulations, or an amount that shall not be lower than the compensation received by another director nor higher than the average compensation to other directors. "Another" or "other" directors are defined in the applicable regulations as directors of the company that are not external directors and who are not (1) controlling shareholders of the company or (2) employees or service providers of the company on a regular basis or (3) serving at, or providing services on a regular basis, to a company that controls the company or to a company that is under common control with the company or (4) directors who do not receive compensation from the company. A company also may issue shares or options to an external director at an amount not lower than that received by another director (as defined in the applicable regulations) nor higher than the average amount granted to other directors (as defined in the applicable regulations). Cash compensation at the fixed amount determined by the regulations does not require shareholder approval. Compensation determined in any other manner requires the approval of the company’s audit committee, board of directors and shareholders, in that order. Compensation of external directors must be determined prior to their consent to serve as external directors.

Nasdaq Market Governance Requirements for Foreign Private Issuers

Assuming that we maintain our status as a foreign private issuer, under the Nasdaq Market Rules, a foreign private issuer may generally follow its home country rules of corporate governance except for certain matters such as composition of the audit committee (as discussed below). Nasdaq Marketplace Rules specify that the board of directors must contain a majority of independent directors and that the independent directors must have regularly scheduled meetings at which only independent directors are present. Our board contains two independent directors in accordance with the provisions contained in Sections 239-249 of the Israeli Companies Law – 1999 and Rule 10A-3 of the general rules and regulations promulgated under the Securities Act of 1933, rather than a majority of independent directors. Israeli law does not require, nor do our independent directors conduct, regularly scheduled meetings at which only they are present. See "Item 10.B Memorandum and Articles of Association — Nasdaq Marketplace Rules and Home Country Practices" and "Item 16G – Corporate Governance" for a summary of the significant ways in which our corporate governance practices follow the requirements of Israeli law rather than Nasdaq governance requirements for domestic companies. Investors are cautioned that there are other Nasdaq governance requirements with which, as a foreign private issuer, we may elect not to comply. If we so elect, we will provide disclosure of any Nasdaq governance requirements we elect not to comply with in accordance with Nasdaq's disclosure requirements, as may be in effect from time to time.

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

On December 20, 2010 our Audit committee had been authorized by the Company's board of directors to act as the financial statements review committee in accordance with the new Israeli Companies regulations with respect to the procedure in which financial statements should be approved by companies. Such regulations require, among others, that a financial statements review committee shall discuss and prepare recommendations to the board of directors about matters related to the financial statements such as: estimations, internal control procedures, accounting policies, etc. The said regulations permit that the audit committee shall act as the financial statements review committee, provided that the audit committee meets the requirements set forth in the regulations.

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

Our compensation committee is comprised of Tamar Gottlieb, Avichay Nissenbaum and David Jutkowitz, and operates pursuant to a written charter. The compensation committee is authorized to approve on a yearly basis, the terms of compensation for officers who are not directors, the issuance of employee share options under our share option and benefit plans and approve incentive compensation for our other employees.

Nominating and Governance Committee

Our nominating and governance committee is comprised of Tamar Gottlieb and David Jutkowitz, and operates pursuant to a written charter. It is responsible for making recommendations to the board of directors regarding candidates for directorships and the size and composition of the board. In addition, the committee is responsible for overseeing our corporate governance guidelines and reporting and making recommendations to the board concerning corporate governance matters. Under Israeli Companies Law, the nominations for director are generally made by our directors but may be made by one or more of our shareholders. However, any shareholder or shareholders holding at least 5% of the voting rights in our issued share capital may nominate one or more persons for election as directors at a general meeting only if a written notice of such shareholder’s intent to make such nomination or nominations has been given to our secretary and each such notice sets forth all the details and information as required to be provided under our articles of association.

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

Certain Employment Agreements with Directors

We have entered into employment agreements, effective July 6, 2010, with Josef Mandelbaum to retain his services as Chief Executive Officer. The employment agreement does not provide for a specified term and may be terminated by either party upon 180 days prior notice. The employment agreement includes the grant of options, the terms of which are as is customary in the Company. However, a portion of the options are also subject to the Company’s share reaching a strike price higher than market at the time. Upon termination by us of the employment of the executive other than for "cause" (as set forth in the agreement), we are required to continue to pay the terminated executive his salary, benefits and bonus until the end of the 180 day notice period. However, we will have the option to pay the terminated executive a lump sum equal to all amounts due as of the notice date.  As required by Israeli law, we will also remit severance payment to the terminated executive in an amount equal to one month’s salary for each year of employment with us following the first year of employment (and a pro rata portion of such monthly salary for each portion of a year of employment following the first year of employment). Such amount of severance payment will be remitted to the executive even if he voluntarily terminates his employment with us. In the event that we terminate the employment of Mr. Mandelbaum for "cause," we will not be required to give prior notice and/or to pay the executive severance payment, except for payment required by Israeli law. In the event that the executive resigns without giving the required notice period, we may deduct from the money that we owe the executive an amount equal to the wages to which he would have been entitled had he worked during the notice period. With regard to the options granted, in the event that Mr. Mandelbaum resigns: (1) the period during which his vested options will be exercisable shall be one (1) year from termination date (as such term is define in the 2003 plan); and (2) a number of unvested options equal to the pro rata options (as such term is defined in his option agreement) shall become vested. In the event that the employment is terminated by the Company without “cause” (as defined in the 2003 Plan):  the period during which vested options will be exercisable shall be the period ending on the expiration date (as set forth in his option agreement) and (2) a number of unvested options equal to the pro rata options (as such term is defined in his option agreement) shall become vested.

Josef Mandelbaum has agreed not to compete with us during the term of the agreement and for a period of 180 days thereafter. The agreement also contains customary confidentiality and intellectual property assignment provisions.

We also have existing employment agreements with our other executive officers. These agreements do not contain any change of control provisions and otherwise contain salary, benefit and non-competition provisions that we believe to be customary in our industry.

D.           EMPLOYEES

As of December 31, 2010 we had 107 employees all of which are based in Israel. The breakdown of our employees by department and fiscal period is as follows:

	December 31,
	2008	2009	2010
Management and administration	16	12	21
Support	16	16	14
Research and development	69	64	54
Selling and marketing	18	19	18
Total	119	111	107

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

We currently fund most of our ongoing severance obligations through insurance policies. As of December 31, 2010, our net accrued unfunded severance obligations totaled $0.3 million.

Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute. These amounts also include payments for national health insurance. The payments to the National Insurance Institute can equal up to approximately 16.0% of wages, of which the employee contributes approximately 10.0% and the employer contributes approximately 6.0%.

E.           SHARE OWNERSHIP

Security Ownership of Directors and Executive Officers

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of February 28, 2011 by:

•	each of our executive officers;

•	each of our directors; and

•	all of our directors and executive officers as a group.

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

 Except as indicated in the footnotes to this table, each shareholder in the table has sole voting and investment power for the shares shown as beneficially owned by them. Percentage ownership is based on 9,713,092 ordinary shares outstanding on February 28, 2011.

Name	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Outstanding
Ofer Adler (1)	704,456	7.2%
Yacov Kaufman (2)	118,666	1.2%
Tamar Gottlieb (3)	114,965	1.2%
Yuval Hamudot (4)	66,666	*
David Jutkowitz (5)	17,499	*
Arik Ramot (6) .	6,666	*
Arik Czerniak (7)	3,333	*
Avichay Nissenbaum (8)	3,333	*
All directors and officers as a group (12 persons) (9)	1,035,584	10.4* %
____________________________
* Represents less than one percent

(1)	Includes options to purchase 37,500 ordinary shares at an exercise price of $5.21 per share, exercisable within 60 days of this Annual Report.

(2)
Represents options to purchase 25,000 ordinary shares at an exercise price of $3.00 per share, 20,000 ordinary shares at an exercise price of $3.51 per share and 16,666 ordinary shares at an exercise price of $6.75 per share, exercisable within 60 days of this Annual Report.

(3)
Includes options to purchase 30,000 ordinary shares at an exercise price of $7.86 per share, 7,500 ordinary shares at an exercise price of $5.21 per share, 6,666 ordinary shares at an exercise price of $3.26 per share, 6,666 at an exercise price of $2.30 per share and 3,333 at an exercise price of $9.98 per share, exercisable within 60 days of this Annual Report.

(4)	Includes options to purchase 16,666 ordinary shares at an exercise price of $6.75, exercisable within 60 days of this Annual Report.

(5)
Represents options to purchase 7,500 ordinary shares at an exercise price of $5.21 per share, 6,666 ordinary shares at an exercise price of $2.30 per share and 3,333 at an exercise price of $9.98 per share, exercisable within 60 days of this Annual Report.

(6)	Represents options to purchase 3,333 ordinary shares at an exercise price of $2.30 per share and 3,333 at an exercise price of $9.98 per share, exercisable within 60 days of this Annual Report.

(7)	Represents options to purchase 3,333 ordinary shares at an exercise price of $9.98 per share, exercisable within 60 days of this Annual Report.

(8)	Represents options to purchase 3,333 ordinary shares at an exercise price of $5.86 per share, exercisable within 60 days of this Annual Report.

(9)	Includes options to purchase 200,828 ordinary shares, exercisable within 60 days of this Annual Report.

Employee Benefit Plans

Our current equity incentive plan was adopted in 2003 under Section 102 of the Israeli Income Tax Ordinance, providing certain tax benefits in connection with share-based compensation. Please also see Note 10 of our financial statements included in this annual report for information on the options issued under our plan.

Under the 2003 Plan, we may grant to our directors, officers, employees, service providers and controlling shareholders options to purchase our ordinary shares. Following an increase in the number of shares available for grant approved by our board of directors and shareholders in December 2007 and November 2010, as of December 31, 2010 a total of 1,717,309 ordinary shares are subject to the 2003 Plan. Any expired or cancelled options are available for reissuance under the 2003 Plan. Our employees, officers and directors may only be granted options under Section 102 of the Israeli Income Tax Ordinance (the "Tax Ordinance"), which provides for a beneficial tax treatment, and our non-employees (such as service providers) and controlling shareholders may only be granted options under another section of the Tax Ordinance, which does not provide for similar tax benefits. To be eligible for tax benefits under Section 102, options or ordinary shares must be issued through a trustee, and if held by the trustee for the minimum required period, the employees and directors are entitled to defer any taxable event with respect to the options until the earlier of (i) the transfer of the options or underlying shares from the trustee to the employee or director or (ii) the sale of the options or underlying shares to any other third party. Based on elections made by us, our employees and directors will only be subject to capital gains tax of 25% on the sale of the options or the underlying shares, provided the trustee holds their options or, upon their exercise, the underlying shares for the lesser of (i) 30 months, or (ii) 24 months following the re-pricing of any options and for options without re-pricing for 24 months following the end of the calendar year in which the options were granted, and if granted after January 1, 2006, for only 24 months. We may not deduct expenses pertaining to the options for tax purposes.

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

Options granted to date under the 2003 Plan in the past generally vest in three equal parts annually. One of the grants to the directors vested in four equal parts annually. Options under the 2003 Plan prior our initial public offering were generally granted at an exercise price of $1.72 per share. Since the Company’s initial public offering all options are granted with an exercise price equal to the closing market price, on the day the grant is approved. However, on February 21, 2008 the board of directors of the Company approved the re-pricing of all the existing options, granted to employees under the 2003 Plan and with an exercise price greater than $3.00, to $3.00, which was confirmed by the Israeli Tax Authorities on July 3, 2008.  See Note 10 to the Company's Consolidated Financial Statements.  These changes did not apply to the options held by our directors.  See "Item 6.B Compensation" for a description of options granted under the 2003 Plan to our directors.

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

In November 2010, the Company's board of directors adopted a compensation policy according to which the eligibility of managerial level employees for option grants under the 2003 Plan was established. The compensation policy also sets forth guidelines regarding employee salaries and bonuses.

ITEM 7.                MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           MAJOR SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of February 28, 2011 by each person or group of affiliated persons that we know beneficially owns more than 5% of our outstanding ordinary shares. Other than with respect to our directors and officers, we have relied on public filings with the SEC. Unless otherwise stated herein, each shareholder’s address is c/o IncrediMail Ltd., 4 HaNechoshet Street, Tel Aviv 69710, Israel.

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

Except as indicated in the footnotes to this table, each shareholder in the table has sole voting and investment power for the shares shown as beneficially owned by such shareholder. Percentage ownership is based 9,713,092 ordinary shares outstanding on February 28, 2011 . Our major shareholders do not have different voting rights than our other shareholders.

Name	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Outstanding
Yaron Adler	914,562	9.4%
Ofer Adler	704,456	7.2%

To our knowledge, as of February 28, 2011 , we had 8 stockholders of record of which 2* were registered with addresses in the United States. These United States holders were, as of such date, the holders of record of approximately 83%* of our outstanding shares.
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

See "Item 10.B Memorandum and Articles of Association — Approval of Related Party Transactions" for a discussion of the requirements of Israeli law regarding special approvals for transactions involving directors, officers or controlling shareholders.

On July 17, 2008, and following approval by our audit committee and board of directors, our shareholders approved a grant to Ms. Tamar Gottlieb of options to purchase 10,000 ordinary shares of the Company, under the following terms: (a) each option shall be exercisable for one ordinary share at an exercise price equal to the closing price of an ordinary share on July 17, 2008, as reported by the Nasdaq Global Market; and (b) the options shall vest in four equal portions on each anniversary of the date of approval of the grant, commencing with the first anniversary. Any and all other terms and conditions pertaining to the grant of the options hereunder shall be in accordance with, and subject to, the 2003 Plan adopted by the Company in 2003 and the Company's standard option agreement. See "Item 6.E Share Ownership — Employee Benefit Plans — The 2003 Plan" below.

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

ITEM 8.                FINANCIAL INFORMATION

A.           CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Our audited consolidated financial statements for the year ended December 31, 2010 are included in this annual report pursuant to Item 18.

Legal Proceedings

We are not aware of any legal proceedings the outcome of which would have a significant impact on the Company's financial condition.

Policy on Dividend Distribution

On November 4, 2010 we announced that as we are focusing on growth and intend to utilize our cash and investments to achieve that growth, we have decided to change our dividend policy so that beginning with earnings of 2011 and beyond, we do not intend to distribute any dividends to the holders of our ordinary shares.

All of the ordinary shares of the Company are entitled to an equal share in any dividends declared and paid.

On January 23, 2008 the Company announced that its Board of Directors had resolved to adopt a share buyback plan, and on March 25, 2009, the Company announced that it had elected to continue with the second phase of this plan that authorizes the purchase of up to an additional $1 million of its ordinary shares. Up to March 5, 2009, the Company repurchased 346,019 ordinary shares in open market transactions.

The distribution of dividends and the buy-back plan is subject to limitations under Israeli law, including permitting the distribution of dividends (and purchasing the company’s own shares) only out of profits. See "Item 10.B Memorandum and Articles of Association — Dividend and Liquidation Rights." In addition, the payment of dividends is subject to Israeli withholding taxes. See "Item 10.E Taxation — Israeli Taxation —Taxation of our Shareholders—Taxation of Non-Israeli Shareholders on Receipt of Dividends."

B.           SIGNIFICANT CHANGES

Since the date of our audited financial statements included elsewhere in this report, there have not been any significant changes other than as set forth in this report under Item 4.A. – "Recent Developments".

ITEM 9.                THE OFFER AND LISTING

A.           OFFER AND LISTING DETAILS

Our ordinary shares have been listed on the Nasdaq Capital Market since January 31, 2006 and since June 27, 2007 on the NASDAQ Global Market ("NASDAQ"), under the symbol "MAIL". Our ordinary shares commenced trading as a dual listed company on the Tel Aviv Stock Exchange ("TASE") on December 4, 2007 under the Hebrew letters which read "EMAIL".

The following table shows, for the periods indicated, the high and low closing sale prices of our ordinary shares as reported on the NASDAQ and the TASE:

	Nasdaq Capital Market or Nasdaq Global Market		Tel Aviv Stock Exchange
	High ($)	Low ($)	High (NIS)		Low (NIS)
Five most recent full financial years
2010	10.68	3.97	40.28		15.85
2009	10.56	2.50	39.69		9.12
2008	5.17	2.00	20.39		8.23
2007	9.99	4.94	25.50	*	19.57	*
Financial quarters during the past two recent full financial years
Fourth Quarter 2010	7.82	5.83	28.35		20.95
Third Quarter 2010	6.25	3.97	23.35		15.85
Second Quarter 2010	7.32	4.46	27.14		17.30
First Quarter 2010	10.68	6.23	40.28		23.75
Fourth Quarter 2009	9.98	7.08	37.98		27.00
Third Quarter 2009	10.56	5.39	39.69		21.22
Second Quarter 2009	5.92	3.53	21.40		15.90
First Quarter 2009	3.76	2.50	15.88		9.12
Most recent six months
February 2011	7.65	7.01	27.64		25.49
January 2011	8.00	6.98	28.30		24.96
December 2010	7.82	6.65	28.35		23.81
November 2010	7.13	6.12	25.71		22.42
October 2010	6.68	5.83	24.47		20.95
September 2010	6.25	4.74	23.35		17.55

The closing prices of our ordinary shares, as reported on the Nasdaq Global Market and on the Tel Aviv Stock Exchange on March 8, 2011 , which are the last full trading days before filing of this annual report, were $7.45 and NIS 26.47, (equal to $7.39 based on the Bank of Israel representative exchange rate as of such date), respectively.

* Since our listing on the Tel Aviv Stock Exchange on December 4, 2007.

B.           PLAN OF DISTRIBUTION

               Not applicable.

C.           MARKETS

Our ordinary shares are quoted on the Nasdaq Global Market under the symbol "MAIL", and on the Tel Aviv Stock Exchange under the Hebrew letters which read "EMAIL".

D.            SELLING SHAREHOLDERS

Not applicable.

E.             DILUTION

Not applicable.

F.             EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.             ADDITIONAL INFORMATION

A.           SHARE CAPITAL

At our 2010 annual shareholder meeting held on January 6, 2011, the shareholders resolved to increase the authorized share capital of the Company by NIS 250,000 divided into 25,000,000 ordinary shares, par value NIS0.01 each, and to amend the Company’s Articles of Association to reflect such increase of share capital, so that following such increase, the authorized share capital of the Company is NIS 400,000, consisting of 40,000,000 ordinary shares with a nominal value of NIS 0.01 each.

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

Our board of directors may, in its discretion, convene additional meetings as "special general meetings." In addition, the board must convene a special general meeting upon the demand of two of the directors, one fourth of the nominated directors, one or more shareholders having at least 5% of outstanding share capital and at least 1% of the voting power in the company, or one or more shareholders having at least 5% of the voting power in the company. The chairperson of the board of directors presides at each of our general meetings. The chairperson of the board of directors is not entitled to a vote at a general meeting in his capacity as chairperson.

Most shareholders’ resolutions, including resolutions to:

•	amend our articles of association (except as set forth below);

•	make changes in our capital structure such as a reduction of capital, increase of capital or share split, merger or consolidation;

•	authorize a new class of shares;

•	elect directors, other than external directors;

•	appoint auditors; or

•
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

Election of Directors

Our ordinary shares do not have cumulative voting rights in the election of directors. Therefore, the holders of ordinary shares representing more than 50% of the voting power at the general meeting of the shareholders, in person or by proxy, have the power to elect all of the directors whose positions are being filled at that meeting, to the exclusion of the remaining shareholders. External directors are elected by a majority vote at a shareholders’ meeting, provided that either:

•	the majority of shares voted for the election includes at least one-third of the shares of non-controlling shareholders voted at the meeting (excluding abstaining votes); or

•	the total number of shares of non-controlling shareholders voted against the election of the external director does not exceed one percent of the aggregate voting rights in the company.

See "Item 6.C Board Practices" regarding our staggered board.

Transfer Agent and Registrar

American Stock Transfer and Trust Company is the transfer agent and registrar for our ordinary shares.

Approval of Related Party Transactions

Office Holders

The Israeli Companies Law codifies the fiduciary duties that office holders owe to a company. An office holder is defined in the Israeli Companies Law as any director, general manager, chief business manager, deputy general manager, vice general manager, other manager directly subordinate to the general manager or any other person assuming the responsibilities of any of these positions regardless of that person’s title. Each person listed in the table under "Management — Executive Officers and Directors" is an office holder under the Israeli Companies Law.

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

Disclosure of personal interest. The Israeli Companies Law requires that an office holder promptly disclose to the company any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. "Personal interest", as defined by the Israeli Companies Law, includes a personal interest of any person in an act or transaction of the company, including a personal interest of his relative or of a corporate body in which that person or a relative of that person is a 5% or greater shareholder, a holder of 5% or more of a company’s outstanding shares or voting rights, a director or general manager, or in which he or she has the right to appoint at least one director or the general manager. "Personal interest" does not apply to a personal interest stemming merely from the fact that the office holder is also a shareholder in the company.

The office holder must make the disclosure of his personal interest without delay and no later than the first meeting of the company’s board of directors that discusses the particular transaction. This duty does not apply to the personal interest of a relative of the office holder in a transaction unless it is an "Extraordinary Transaction". The Israeli Companies Law defines an Extraordinary Transaction as a transaction not in the ordinary course of business, not on market terms or that is likely to have a material impact on the company’s profitability, assets or liabilities, and defines a relative as a spouse, sibling, parent, grandparent, descendent, spouse’s descendant and the spouse of any of the foregoing.

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

Approval of the audit committee, the board of directors and our shareholders is required for:

•	extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest; and

•	employment of a controlling shareholder or a relative of a controlling shareholder.

The shareholder approval must include the majority of shares voted at the meeting. In addition, either:

•	the majority must include at least one-third of the shares of the voting shareholders who have no personal interest in the transaction voted at the meeting (excluding abstaining votes); or

•	the total shareholdings of those who have no personal interest in the transaction and who vote against the transaction must not represent more than 1% of the aggregate voting rights in the company.

Under the Israeli Companies Law, a shareholder has a duty to act in good faith towards the company and other shareholders and to refrain from abusing his or her power in the company including, among other things, when voting in a general meeting of shareholders or in a class meeting on the following matters:

•	any amendment to the articles of association;

•	an increase in the company’s authorized share capital;

•	a merger; or

•	approval of related party transactions that require shareholder approval.

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

Anti-Takeover Provisions; Mergers and Acquisitions

Merger. The Israeli Companies Law permits merger transactions with the approval of each party’s board of directors and shareholders, except that when the merger involves one of the following companies, the approval of the shareholders of these companies is not required:

•	an absorbed company which is under the full control and ownership of the surviving company; or

•
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

At the general meeting of a merging company which shares are held by the other party to the merger or by any person holding at least 25% of any control measures of the other party to the merger, a merger shall not be deemed approved if the shareholders holding the majority of the voting power present at the meeting object to the merger. In calculating this majority, (i) the abstaining shareholders and (ii) shareholders that are part of the other party to the merger or hold 25% or more of any control measures of the other party to the merger are excluded. Shares held by relatives or companies controlled by a person are deemed held by that person. The term "control measures" of a company includes, among other things, voting power or means of appointing the board of directors.

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

Tax Law. Israeli tax law treats some acquisitions, such as a stock-for-stock swap between an Israeli company and a foreign company, less favorably than U.S. tax law. For example, Israeli tax law may subject a shareholder who exchanges his ordinary shares for shares in a foreign corporation to immediate taxation. Please see "Item 10.E Taxation — Israeli Taxation."

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

Under the Israeli Companies Law, only if and to the extent provided by its articles of association, a company may indemnify an office holder against the following liabilities or expenses incurred in his or her capacity as an office holder:

•	any monetary liability whether imposed on him or her in favor of another person pursuant to a judgment, a settlement or an arbitrator’s award approved by a court;

•
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

•
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

•
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

•
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

•
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

•
Audit Committee – Our audit committee complies with all of the requirements under Israeli law, and is composed of two independent directors, which are all of our independent directors, and one other director. Consistent with Israeli law, the independent auditors are elected at a meeting of shareholders instead of being appointed by the audit committee.

•
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

•
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

•
Approval of Related Party Transactions – All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transactions, set forth in sections 268 to 275 of the Israeli Companies Law-1999, and the regulations promulgated thereunder, which require audit committee approval and shareholder approval, as well as board approval, for specified transactions, rather than approval by the audit committee or other independent body of our board are required under Nasdaq Marketplace Rules. See also "Item 10.B Memorandum and Articles of Association — Approval of Related Party Transactions" for the definition and procedures for the approval of related party transactions.

•
Shareholder Approval – We seek shareholder approval for all corporate action requiring such approval, in accordance with the requirements of the Israeli Companies Law – 1999, which are different or in addition to the requirements for seeking shareholder approval under Nasdaq Marketplace Rule 4350(i).

C.      MATERIAL CONTRACTS

Since the third quarter of 2006, search revenues powered by Google’s AdSense for Search program made a significant contribution to the Company’s results, (we obtained approximately 70% of our revenues for the year ended December 31, 2010 from this venue). On July 1, 2008, we entered into an agreement with Google regarding our participation in Google's AdSense program, which allows us to receive a portion of the amount paid to Google by advertisers for the activity performed through the Company's applications. The July 1, 2008 agreement with Google was amended in January 2009, primarily so as to add our HiYo product to our collaboration with Google, on July 1, 2009 it was amended and extended for another two years, and in June 2010 it was amended to end December 31, 2010.  Most recently, we signed a new two-year agreement with Google which is effective as of January 1, 2011.  However, the agreement may be terminated by either side after one year and in addition; Google has other limited termination rights.

The employment agreements with our principal officers are described under "Item 6.C Board Practices — Employment Agreements".

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

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax at the rate of 25% in 2010. The rate was 26% for 2009,  and is scheduled to decline to 18% by 2016. However, the effective tax rate payable by a company that derives income from an approved and beneficiary enterprises (as discussed below) may be considerably less.

Special Provisions Relating to Taxation under Inflationary Conditions

The Income Tax Law (Inflationary Adjustments), 1985, or the Inflationary Adjustments Law, represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is highly complex. (In February 2008, the Israeli legislator adopted an amendment to the Inflationary Adjustments Law that includes, inter alia, the elimination of the inflationary additions and deductions and the additional deduction for depreciation starting in 2008). Until December 31, 2005 we measured our Israeli taxable income in accordance with this law, but from January 1, 2006 we have elected to measure our Israeli taxable income in U.S. dollars, rather than the Israeli inflation index. We were permitted to make such a change pursuant to regulations published by the Israeli Minister of Finance, which provide the conditions for so doing. We believe that we meet the necessary conditions and as such, continue to measure our results for tax purposes based on the U.S. dollar.

Law for the Encouragement of Capital Investments, 1959

The Law for Encouragement of Capital Investments, 1959 (the "Investment Law") provides that capital investments in a production facility (or other eligible assets) may, upon approval by the Investment Center of the Israel Ministry of Industry and Trade (the "Investment Center"), be designated as an Approved Enterprise. Each certificate of approval for an Approved Enterprise relates to a specific investment program, delineated both by the financial scope of the investment and by the physical characteristics of the facility or the asset. The tax benefits from any certificate of approval relate only to taxable income derived from growth in manufacturing revenues attributable to the specific Approved Enterprise. If a company has more than one approval or only a portion of its capital investments are approved, its effective tax rate is the result of a weighted combination of the applicable rates. The tax benefits under the law are not available for income derived from products manufactured outside of Israel.

 On April 1, 2005, a comprehensive amendment to the Investment Law came into effect ("the 2005 amendment"). The amendment revised the criteria for investments qualified to receive tax benefits. An eligible investments program under the amendment will qualify for benefits as a Beneficiary Enterprise (rather than the previous terminology of Approved Enterprise). As the amended Investment Law does not retroactively apply for investments programs having an Approved Enterprise approval certificate issued by the Israeli Investment Center prior to December 31, 2005.

Currently we have two Approved Enterprise Programs under the Investment Law, which entitle us to certain tax benefits, and Beneficiary Enterprise Programs that began in 2008 and in 2010. The Approved Enterprise Programs granted to us are defined in the Investment Law as Alternative Benefits Programs, which allow for a two years exemption for undistributed income and reduced company tax rate of between 10% and 25% for the following five to eight years, depending on the extent of foreign (non-Israeli) investment in us during the relevant year. The tax rate will be 20% if the foreign investment level is more than 49% but less than 74%, 15% if the foreign investment level is more than 74% but less than 90%, and 10% if the foreign investment level is 90% or more. The lowest level of foreign investment during a particular year will be used to determine the relevant tax rate for that year. The period in which we receive these tax benefits may not extend beyond 14 years from the year in which approval was granted and 12 years from the year in which operations or production by the enterprise began.

A company that has elected to participate in the alternative benefits program and that subsequently pays a dividend out of the income derived from the Approved Enterprise or Beneficiary Enterprise during the tax exemption period will be subject to corporate tax in respect of the amount distributed at the rate that would have been applicable had the company not elected the alternative benefits program (generally 10% to 25%, depending on the foreign (non-Israeli) investment in it).  Since 2009, this has applied to the Company as it has changed its dividend policy, committing to distribute at least 50% of its net income starting 2009. As the Company has changed its dividend policy, having decided it does not intend to distribute dividends in 2011 and beyond, the Company will again benefit more fully from these programs in 2011.

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

Income derived from sources other than "Approved Enterprise" or "Beneficiary Enterprise" programs during the benefit period will be subject to tax at the regular corporate tax rate.

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

Tax benefits under the 2005 Amendment

The Amendment to the Investment Law, effective as of April 1, 2005 has significantly changed the provisions of the Investment Law. The amendment includes revisions to the criteria for investments qualified to receive tax benefits as an Approved Enterprise.

As a result of the Amendment, it is no longer necessary for a company to acquire Approved Enterprise status in order to receive the tax benefits previously available under the Alternative Route, and therefore such companies need not apply to the Investment Center for this purpose. Rather, a company may claim the tax benefits offered by the Investment Law directly in its tax returns by notifying the Israeli Tax Authority within 12 months of the end of that year, provided that its facilities meet the criteria for tax benefits set out by the Amendment (the "Beneficiary Enterprise"). Companies are also granted a right to approach the Israeli Tax Authority for a pre-ruling regarding their eligibility for benefits under the Amendment. The Amendment includes provisions attempting to ensure that a company will not enjoy both Government grants and tax benefits for the same investment program.

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

•
that the Beneficiary Enterprise’s revenues during the applicable tax year from any single market (i.e. country or a separate customs territory) do not exceed 75% of the Beneficiary enterprise’s aggregate revenues during such year; or

•
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

Similar to the previously available alternative route, exemption from corporate tax on undistributed income for a period of two to ten years, depending on the geographic location of the Beneficiary Enterprise within Israel, and a reduced corporate tax rate of 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in each year. Benefits may be granted for a term of seven to ten years, depending on the level of foreign investment in the company. If the company pays a dividend out of income derived from the Beneficiary Enterprise during the tax exemption period, such income will be subject to corporate tax at the applicable rate, (10%-25%, depending on the level of foreign investment in the company), in respect of the gross amount of the dividend that we may be distributed. The company is required to withhold tax at the source at a rate of 15% from dividends distributed from income derived from the Benefited Enterprise.

There can be no assurance that we will comply with the above conditions in the future or that we will be entitled to any additional benefits under the amended Investment Law.

The Amendment changes the definition of "foreign investment" in the Investments Law so that the definition now requires a minimal investment of NIS 5 million by foreign investors. Furthermore, such definition now also includes the purchase of shares of a company from another shareholder, provided that the company’s outstanding and paid-up share capital exceeds NIS 5 million. Such changes to the aforementioned definition will take effect retroactively from 2003.

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

In December 2010, the Law for Economic Policy for 2011 and 2012 (Amended Legislation), 2011, was passed, and among others, amended the Investment Law, effective January 1, 2011. According to the amendment, the benefit tracks in the Investment Law were modified and a flat tax rate applies to the Company's entire preferred income. The Company will be able to opt to apply (the waiver is non-recourse) the amendment and from then on it will be subject to the amended tax rates as follows: 2011 and 2012 - 15%, 2013 and 2014 - 12.5% and in 2015 and thereafter - 12%.

The Company is examining the possible effect of the amendment on its results, and at this time has not yet decided whether to opt to apply the amendment.

Law for the Encouragement of Industry (Taxes), 1969

We believe that we currently qualify as an "Industrial Company" within the meaning of the Law for the Encouragement of Industry (Taxes), 1969, or the Industry Encouragement Law. The Industry Encouragement Law defines "Industrial Company" as a company resident in Israel, of which 90% or more of its income in any tax year, other than of income from defense loans, capital gains, interest and dividends, is derived from an "Industrial Enterprise" owned by it. An "Industrial Enterprise" is defined as an enterprise whose major activity in a given tax year is industrial production.

The following corporate tax benefits, among others, are available to Industrial Companies:

•	amortization of the cost of purchased know-how and patents, which are used for the development or advancement of the company, over an eight-year period;

•	accelerated depreciation rates on equipment and buildings;

•	under specified conditions, an election to file consolidated tax returns with additional related Israeli Industrial Companies; and

•	expenses related to a public offering are deductible in equal amounts over three years.

Eligibility for the benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. We cannot assure that we qualify or will continue to qualify as an "Industrial Company" or that the benefits described above will be available in the future.

Taxation of our Shareholders

Taxation of Non-Israeli Shareholders on Receipt of Dividends. Non-residents of Israel are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 20%, which tax will be withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. With respect to a substantial shareholder (which is someone who alone, or together with another person, holds, directly or indirectly, at least 10% in one or all of any of the means of control in the corporation at the time of distribution or at any time during the preceding 12 months period), the applicable tax rate to the shareholders will be 25%. Under the U.S.-Israel Tax Treaty, the maximum rate of tax withheld in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the U.S.-Israel Tax Treaty) is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by our Approved Enterprise, that are paid to a U.S. corporation holding 10% or more of our outstanding voting capital throughout the tax year in which the dividend is distributed as well as the previous tax year, is 12.5%. Furthermore, dividends paid from income derived from our Approved Enterprise are subject, under certain conditions, to withholding at the rate of 15%. We cannot assure you that we will designate the profits that are being distributed in a way that will reduce shareholders’ tax liability.

A non-resident of Israel who receives dividends from which tax was withheld is generally exempt from the duty to file returns in Israel in respect of such income, provided such income was not derived from a business conducted in Israel by the taxpayer, and the taxpayer has no other taxable sources of income in Israel.

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders. Shareholders that are not Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the sale, exchange or disposition of our ordinary shares, provided that (1) such shareholders did not acquire their shares prior to our initial public offering, (2) the shares are listed for trading on the Tel Aviv Stock Exchange and/or a foreign exchange,  and (3) such gains did not derive from a permanent establishment of such shareholders in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemptions if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. In certain instances, where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

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

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a description of the material U.S. federal income tax considerations applicable to an investment in the ordinary shares by U.S. Holders who acquire our ordinary shares and hold them as capital assets for U.S. federal income tax purposes. As used in this section, the term "U.S. Holder" means a beneficial owner of an ordinary share who is:

•	an individual citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States or of any state of the United States or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust if the trust has elected validly to be treated as a United States person for U.S. federal income tax purposes or if a U.S. court is able to exercise primary supervision over the trust’s administration and one or more United States persons have the authority to control all of the trust’s substantial decisions.

The term "Non-U.S. Holder" means a beneficial owner of an ordinary share who is not a U.S. Holder. The tax consequences to a Non-U.S. Holder may differ substantially from the tax consequences to a U.S. Holder. Certain aspects of U.S. federal income tax relevant to a Non-U.S. Holder also are discussed below.

This description is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, referred to in this discussion as the Code, existing and proposed U.S. Treasury regulations and administrative and judicial interpretations, each as available and in effect as of the date of this annual report. These sources may change, possibly with retroactive effect, and are open to differing interpretations. This description does not discuss all aspects of U.S. federal income taxation that may be applicable to investors in light of their particular circumstances or to investors who are subject to special treatment under U.S. federal income tax law, including:

•	insurance companies;

•	dealers in stocks, securities or currencies;

•	financial institutions and financial services entities;

•	real estate investment trusts;

•	regulated investment companies;

•	persons that receive ordinary shares as compensation for the performance of services;

•	tax-exempt organizations;

•	persons that hold ordinary shares as a position in a straddle or as part of a hedging, conversion or other integrated instrument;

•	individual retirement and other tax-deferred accounts;

•	expatriates of the United States;

•	persons (other than Non-U.S. Holders) having a functional currency other than the U.S. dollar; and

•	direct, indirect or constructive owners of 10% or more, by voting power or value, of us.

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

Distributions Paid on the Ordinary Shares

In 2009 and 2010 we instituted a policy for distributing dividends equal to at least 50% of our net income, (which policy was changed with respect to profits of 2011 and onwards, see “Item 8. Financial Information A. Consolidated Statements and Other Financial Information - Policy on Dividend Distribution” for more information about the Company’s dividend policy). Therefore, subject to the discussion below under "Passive Foreign Investment Company Considerations," a U.S. Holder generally will be required to include in gross income as ordinary dividend income the amount of any distributions paid on the ordinary shares, including the amount of any Israeli taxes withheld, to the extent that those distributions are paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Subject to the discussion below under "Passive Foreign Investment Company Considerations," distributions in excess of our earnings and profits will be applied against and will reduce the U.S. Holder’s tax basis in its ordinary shares and, to the extent they exceed that tax basis, will be treated as gain from a sale or exchange of those ordinary shares. Our dividends will not qualify for the dividends-received deduction applicable in some cases to U.S. corporations. Dividends paid in NIS, including the amount of any Israeli taxes withheld, will be includible in the income of a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date they are included in income by the U.S. Holder, regardless of whether the payment in fact is converted into U.S. dollars. Any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend is includible in the income of the U.S. Holder to the date that payment is converted into U.S. dollars generally will be treated as ordinary income or loss.

A non-corporate U.S. holder’s "qualified dividend income" currently is subject to tax at reduced rates not exceeding 15%. For this purpose, "qualified dividend income" generally includes dividends paid by a foreign corporation if either:

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

Dividends paid by a foreign corporation will not qualify for the reduced rates, if the dividend is paid in a tax year of the recipient beginning after December 31, 2002, unless such corporation is treated, for the tax year in which the dividend is paid or the preceding tax year, as a "passive foreign investment company" for U.S. federal income tax purposes. We do not believe that we will be classified as a "passive foreign investment company" for U.S. federal income tax purposes for our current taxable year. However, see the discussion under "Passive Foreign Investment Company Considerations" below.

Subject to the discussion below under "Information Reporting and Back-up Withholding," a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on dividends received on ordinary shares unless that income is effectively connected with the conduct by that Non-U.S. Holder of a trade or business in the United States.

Controlled Foreign Corporation Considerations

        If more than 50% of either the voting power of all classes of voting stock or the total value of stock is owned, directly or indirectly, by citizens or residents of the U.S., U.S. domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of which owns 10% or more of the total combined voting power of all classes of stock entitled to vote ("10-Percent Shareholders"), we could be treated as a controlled foreign corporation ("CFC"), for U.S. federal income tax purposes. This classification would, among other consequences, require 10-Percent Shareholders to include in their gross income their pro rata shares of "Subpart F income" (as defined by the Code) and earnings invested in U.S. property (as defined by the Code).

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

Disposition of Ordinary Shares

Upon the sale or other disposition of ordinary shares, subject to the discussion below under "Passive Foreign Investment Company Considerations," a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the disposition and the holder’s adjusted tax basis in the ordinary shares. U.S. Holders should consult their own advisors with respect to the tax consequences of the receipt of a currency other than U.S. dollars upon such sale or other disposition.

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

Subject to the discussion below under "Information Reporting and Back-up Withholding", a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale or exchange of ordinary shares unless:

•	that gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States, or

•
in the case of any gain realized by an individual Non-U.S. Holder, that holder is present in the United States for 183 days or more in the taxable year of the sale or exchange, and other conditions are met.

Passive Foreign Investment Company Considerations

Special U.S. federal income tax rules apply to U.S. Holders owning shares of a passive foreign investment company. A non-U.S. corporation will be considered a passive foreign investment company for any taxable year in which, after applying certain look-through rules, 75% or more of its gross income consists of specified types of passive income, or 50% or more of the average value of its assets consists of passive assets, which generally means assets that generate, or are held for the production of, passive income. Passive income may include amounts derived by reason of the temporary investment of funds. If we were classified as a passive foreign investment company, a U.S. Holder could be subject to increased tax liability upon the sale or other disposition of ordinary shares or upon the receipt of amounts treated as "excess distributions." Under these rules, the excess distribution and any gain would be allocated ratably over the U.S. Holder’s holding period for the ordinary shares, and the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we were a passive foreign investment company would be taxed as ordinary income. The amount allocated to each of the other taxable years would be subject to tax at the highest marginal rate in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed on the resulting tax allocated to such other taxable years. The tax liability with respect to the amount allocated to years prior to the year of the disposition, or "excess distribution," cannot be offset by any net operating losses. In addition, holders of stock in a passive foreign investment company may not receive a "step-up" in basis on shares acquired from a decedent. U.S. Holders who hold ordinary shares during a period when we are a passive foreign investment company will be subject to the foregoing rules even if we cease to be a passive foreign investment company.

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

The passive foreign investment company rules described above will not apply to a U.S. Holder if the U.S. Holder makes an election to treat us as a qualified electing fund. However, a U.S Holder may make a qualified electing fund election only if we furnish the U.S. Holder with certain tax information. We currently do not provide this information, and we currently do not intend to take actions necessary to permit you to make a qualified electing fund election in the event we are determined to be a passive foreign investment company. As an alternative to making this election, a U.S. Holder of passive foreign investment company stock which is publicly-traded may in certain circumstances avoid certain of the tax consequences generally applicable to holders of a passive foreign investment company by electing to mark the stock to market annually and recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the passive foreign investment company stock and the U.S. Holder’s adjusted tax basis in the passive foreign investment company stock. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. Holder under the election for prior taxable years. This election is available for so long as our ordinary shares constitute "marketable stock," which includes stock of a passive foreign investment company that is "regularly traded" on a "qualified exchange or other market." Generally, a "qualified exchange or other market" includes a national market system established pursuant to Section 11A of the Exchange Act. A class of stock that is traded on one or more qualified exchanges or other markets is "regularly traded" on an exchange or market for any calendar year during which that class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. We believe that the Nasdaq Global Market will constitute a qualified exchange or other market for this purpose. However, no assurances can be provided that our ordinary shares will continue to trade on the Nasdaq Global Market or that the shares will be regularly traded for this purpose.

The rules applicable to owning shares of a passive foreign investment company are complex, and each prospective purchaser who would be a U.S. Holder should consult with its own tax advisor regarding the consequences of investing in a passive foreign investment company.

Information Reporting and Back-up Withholding

Holders generally will be subject to information reporting requirements with respect to dividends paid in the United States on ordinary shares. In addition, Holders will be subject to back-up withholding tax on dividends paid in the United States on ordinary shares unless the holder provides an IRS certification or otherwise establishes an exemption. Holders will be subject to information reporting and back-up withholding tax on proceeds paid within the United States from the disposition of ordinary shares unless the holder provides an IRS certification or otherwise establishes an exemption. Information reporting and back-up withholding may also apply to dividends and proceeds paid outside the United States that are paid by certain "U.S. payors" or "U.S. middlemen," as defined in the applicable Treasury regulations, including:

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

ITEM 11.              QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Exchange Rate Risk. A significant portion of our revenues and expenses are in foreign currencies. As a result numerous balances are denominated or linked to these currencies. In 2009 the related foreign currency fluctuation resulted in $12,000 financial income and in 2010 we did not record income or expense. These results are components of the exchange rate differences set forth in Note 11(b) of our financial statements.

As of December 31, 2010, balance sheet items in US dollars, our functional currency, and those currencies other than the US dollars were as follows:

	US Dollars	New Israeli Shekels	Other Currencies	Total
	In thousands of US dollars
Current assets	33,326	4,251	517	38,094
Long-term assets	397	877	-	1,274
Current liabilities	(7,975)	(2,260)	(6)	(10,241)
Long-term liabilities	(1,576)	(1,379)	-	(2,955)
Total	24,172	1,489	511	26,172

The fair value of firmly committed transactions denominated in currencies other than our functional currency, as of December 31, 2010, was $1.0 million for less than one year and none for more than one year, all denominated in New Israeli Shekels.

The fair value of derivative instruments and the notional amount of the hedged instruments in New Israeli Shekels, as of December 31, 2010 were as follows:

	Notional Amount	Fair Value
	In thousands of US dollars
Zero-cost collar contracts to hedge payroll expenses	1,950	27

The estimated fair value of marketable securities presented as part of cash, and cash equivalents and marketable securities, which are subject to risk of changes in interest rate, segregated by maturity dates as of December 31, 2010, were as follows:

	Up to 1 year	1 – 3 years	4 – 5 years	Total
	In thousands of US dollars
Corporate debentures	-	5,443	1,470	6,913
U.S. government agency debentures	-	-	238	238
U.S. government debentures	10,615	2,663	3,217	16,495
U.S. municipal bonds	-	421	-	421
Total	10,615	8,527	4,835	24,067

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

	Year Ended December 31,
	2008	2009	2010
Average rate for period	3.588	3.933	3.713
Rate at year-end	3.802	3.775	3.549

Since 2006 we’ve engaged a firm to analyze our exposure to the fluctuation in foreign currency exchange rates and are implementing their recommendations since then. However, due to the market conditions, volatility and other factors, its proposals and their implementation occasionally prove to be ineffective or can cause additional finance expenses.

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

ITEM 14.              MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.             None.

ITEM 15.             CONTROLS AND PROCEDURES

(a)           Disclosure Controls and Procedures. Our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our "disclosure controls and procedures" (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2010. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2010, our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act and the rules thereunder, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2010. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in "Internal Control – Integrated Framework." Our management has concluded, based on its assessment, that our internal control over financial reporting was effective as of December 31, 2010.

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

ITEM 16.             [Reserved]

ITEM 16A.          AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. David Jutkowitz, who is an independent director (as defined under Rule 4200(a)(15) of the NASD market rules) and serves on our audit committee, qualifies as an "audit committee financial expert" as defined in Item 16A of Form 20-F.

ITEM 16B.          CODE OF ETHICS

Our board of directors has adopted a code of conduct applicable to all of our directors, officers and employees as required by the Nasdaq Marketplace Rules, which also complies with the definition of a "code of ethics" set out in Section 406(c) of the Sarbanes-Oxley Act of 2002. A copy of the code of ethics is included herein as Exhibit 11.

ITEM 16C.           PRINCIPAL ACCOUNTANT FEES AND SERVICES

We paid the following fees for the professional services rendered by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, which have served as our registered public accounting firm for the last three years in thousands:

	2009	2010
Audit Fees	$96	128
Tax Fees	92	68
Other	-	9
Total	$188	$205

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

As described in Item 10.B "Additional Information – Nasdaq Marketplace Rules and Home Country Practices," we do not comply with the Nasdaq requirement that an issuer listed on the Nasdaq Global Market have a quorum requirement that in no case be less than 33 1/3% of the outstanding shares of the company’s common voting stock. However, our articles of association, consistent with the Israeli Companies Law, provide that the quorum requirements for an adjourned meeting are the presence of a minimum of two shareholders present in person. Our quorum requirements for an adjourned meeting do not comply with the Nasdaq requirements and we instead follow our home country practice.

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

See Item 6 "Directors, Senior Management and Employees – Board Practices" and Item 10.B "Additional Information – Nasdaq Marketplace Rules and Home Country Practices" for a detailed description of the significant ways in which the registrant’s corporate governance practices differ from those followed by U.S. companies under the listing standards of the Nasdaq Global Market.

PART III
ITEM 17.              FINANCIAL STATEMENTS

                              Not applicable.

ITEM 18.              FINANCIAL STATEMENTS

The following financial statements and related auditors’ report are filed as part of this annual report:

ITEM 19.              EXHIBITS:

No.	Description

1.1	Memorandum of Association of Registrant (1)

1.2	Certificate of Change of Name of Registrant (translated from Hebrew) (1)

1.3	Amended and Restated Articles of Association of Registrant, dated February 3, 2006 (2)

4.3	The Registrant’s 2003 Israeli Share Option Plan and the form of Option Agreement (1)

4.4	Google Services Agreement, dated December 27, 2010*

4.5	Stock Purchase Agreement among Ofer Adler, the Company and the purchasers listed therein, dated January 24, 2011.

4.6	Registration Rights Agreement among the Company and the investors listed therein, dated January 24, 2011.

8	List of all subsidiaries

11	Code of Ethics (4)

12.1	Certification required by Rule 13a-14(a) or Rule 15d-14(a) executed by the Chief Executive Officer of the Company

12.2	Certification required by Rule 13a-14(a) or Rule 15d-14(a) executed by the Chief Financial Officer of the Company

13.1	Certification required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 ofTitle 18 of the United States Code

13.2	Certification required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 ofTitle 18 of the United States Code

14	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, Independent Auditors
 ___________________________

(1)	Previously filed with the SEC on October 25, 2005 as an exhibit to our registration statement on Form F-1/A (File No. 333-129246).

(2)	Previously filed with the SEC on January 5, 2006 as an exhibit to our registration statement on Form F-1/A (File No. 333-129246).

(3)	Previously filed with the SEC on January 26, 2006 as an exhibit to our registration statement on Form F-1/A (File No. 333-129246).

(4)	Previously filed with the SEC on May 12, 2008 as an exhibit to our annual report on Form 20-F.

*	Confidential treatment has been requested with respect to certain portions of this exhibit pursuant to 17.C.F.R. §§ 230.406 and 200.83. Omitted portions were filed separately with the SEC.

INCREDIMAIL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010

IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com/il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

INCREDIMAIL LTD.

We have audited the accompanying consolidated balance sheets of Incredimail Ltd. ("the Company") and its subsidiaries as of December 31, 2009 and 2010, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2009 and 2010, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 9, 2011	A Member of Ernst & Young Global

INCREDIMAIL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2009	2010

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$24,368	$16,055
Marketable securities	5,225	14,973
Trade receivables	2,320	2,795
Other receivables and prepaid expenses	4,819	4,485

Total current assets	36,732	38,308

LONG-TERM ASSETS:
Severance pay fund	1,104	877
Deferred taxes, net	63	102
Other long-term assets	495	478
Property and equipment, net	1,366	1,381
Other intangible assets, net	134	202

Total long-term assets	3,162	3,040

Total assets	$39,894	$41,348

The accompanying notes are an integral part of the consolidated financial statements.

INCREDIMAIL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2009	2010
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$1,039	$1,831
Deferred revenues	2,270	2,204
Accrued expenses and other liabilities	6,577	6,206

Total current liabilities	9,886	10,241

LONG-TERM LIABILITIES:
Deferred revenues	1,616	1,576
Accrued severance pay	1,390	1,379

Total long-term liabilities	3,006	2,955

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 0.01 par value -
Authorized: 15,000,000 shares as of December 31, 2009 and 2010; Issued and outstanding: 9,527,821 and 9,701,750 shares at December 31, 2009 and 2010, respectively	21	22
Additional paid-in capital	22,390	23,734
Accumulated other comprehensive income	207	100
Retained earnings	5,386	5,298
Treasury stock	(1,002)	(1,002)

Total shareholders' equity	27,002	28,152

Total liabilities and shareholders' equity	$39,894	$41,348

The accompanying notes are an integral part of the consolidated financial statements.

INCREDIMAIL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2008	2009	2010

Revenues:
Advertising and other services	$12,748	$20,478	$24,093
Products	9,158	6,717	5,404

	21,906	27,195	29,497

Cost of revenues	1,687	1,505	1,606

Gross profit	20,219	25,690	27,891

Operating expenses:
Research and development	7,838	6,254	6,607
Selling and marketing	7,202	4,616	5,244
General and administrative	3,806	3,334	4,741
Goodwill impairment and restructuring	1,153	-	-

Total operating expenses	19,999	14,204	16,592

Operating income	220	11,486	11,299
Financial income, net	4,494	72	322

Income before taxes on income	4,714	11,558	11,621
Taxes on income	289	3,545	3,232

Net income	$4,425	$8,013	$8,389

Net earnings per Ordinary share:

Basic	$0.47	$0.86	$0.87

Diluted	$0.46	$0.84	$0.85

The accompanying notes are an integral part of the consolidated financial statements.

INCREDIMAIL LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands

	Share capital	Additional paid-in capital	Accumulated other comprehensive income	Retained earnings (accumulated deficit)	Treasury stock	Total shareholders' equity

Balance as of January 1, 2008	$20	$22,029	$112	$(1,390)	$-	$20,771
Stock based compensation expense	-	1,165	-	-	-	1,165
Exercise of share options	1	164	-	-	-	165
Repurchase of Ordinary shares	-	-	-	-	(882)	(882)
Comprehensive income:
Net income	-	-	-	4,425	-	4,425
Changes in unrealized holding gains on marketable securities, net	-	-	(100)	-	-	(100)

Balance as of December 31, 2008	21	23,358	12	3,035	(882)	25,544
Cumulative effect from adoption of FSP No. 115-2/124-2 (primarily codified in ASC 320-10- Investments-Debt and Equity Securities-Overall) at April 1, 2009	-	-	(210)	210	-	-
Stock based compensation expense	-	672	-	-	-	672
Exercise of share options	-	984	-	-	-	984
Dividends	-	(2,624)	-	(5,872)	-	(8,496)
Repurchase of Ordinary shares	-	-	-	-	(120)	(120)
Comprehensive income:
Net income	-	-	-	8,013	-	8,013
Changes in unrealized holding gains on marketable securities, net	-	-	405	-	-	405

Balance as of December 31, 2009	21	22,390	207	5,386	(1,002)	27,002
Stock based compensation expense	-	761	-	-	-	761
Excess tax benefit from share-based payment arrangements		209				209
Exercise of share options	1	374	-	-	-	375
Dividends	-	-	-	(8,477)	-	(8,477)
Comprehensive income:
Net income	-	-	-	8,389	-	8,389
Changes in unrealized holding gains on marketable securities, net	-	-	(107)	-	-	(107)

Balance as of December 31, 2010	$22	$23,734	$100	$5,298	$(1,002)	$28,152

Total comprehensive income for the years ended December 31, 2008, 2009 and 2010 amounted to $4,325, $8,418 and $8,282, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

INCREDIMAIL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2008	2009	2010
Cash flows from operating activities:
Net income	$4,425	$8,013	$8,389
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,050	715	739
Stock based compensation expense	1,165	672	761
Excess tax benefit from share-based payment arrangements	-	-	(209)
Impairment of goodwill and other intangible assets	169	-	-
Amortization of premium and accrued interest on marketable securities	55	105	42
Loss (gain) from marketable securities, long-term investment and short-term bank deposits , net	(3,818)	20	(108)
Deferred taxes, net	(217)	1,515	(385)
Accrued severance pay, net	75	(144)	216
Net changes in operating assets and liabilities:
Trade receivables	(201)	(126)	(475)
Other receivables and prepaid expenses	(2,924)	122	544
Other long-term assets	26	(45)	17
Trade payables	402	(909)	374
Deferred revenues	(465)	(462)	(106)
Accrued expenses and other liabilities	1,182	1,198	(25)
Other	-	-	9
Net cash provided by operating activities	924	10,674	9,783

Cash flows from investing activities:
Purchase of property and equipment	(640)	(513)	(246)
Proceeds from sale of property and equipment	-	-	12
Proceeds from short-term bank deposits	1,000	1,042	-
Investment in short-term bank deposits	-	(974)	-
Restricted cash	(5)	169	-
Capitalization of content costs and domain	(109)	(75)	(180)
Proceeds from sales of marketable securities	25,209	23,277	10,745
Investment in marketable securities	(22,438)	(9,435)	(20,534)
Net cash provided by (used in) investing activities	3,017	13,491	(10,203)

Cash flows from financing activities:
Exercise of share options	165	984	375
Excess tax benefit from share-based payment arrangements	-	-	209
Repurchase of Ordinary shares	(882)	(120)	-
Dividend paid	-	(8,496)	(8,477)
Net cash used in financing activities	(717)	(7,632)	(7,893)

Increase(Decrease) in cash and cash equivalents	3,224	16,533	(8,313)
Cash and cash equivalents at beginning of year	4,611	7,835	24,368
Cash and cash equivalents at end of year	$7,835	$24,368	$16,055

Cash paid during the year for:

Income taxes	$2,832	$1,790	$2,719

The accompanying notes are an integral part of the consolidated financial statements.

INCREDIMAIL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2008	2009	2010
Significant non-cash transactions:

Purchase of property and equipment on credit	-	-	418
	$-	$-	$418

The accompanying notes are an integral part of the consolidated financial statements.

INCREDIMAIL LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:-	GENERAL

Incredimail Ltd. and its wholly-owned subsidiary in the U.S., Incredimail Inc., design develop and market content and media products, particularly email products, creating an entertaining experience by offering users the ability to design a customized and personal presentation, targeting the consumer and home market. Bizchord Ltd., a wholly-owned subsidiary in Israel, was engaged in transaction processing. In 2008, the Company restricted the business of Bizchord to exclusively processing the Company's transactions and in 2009 Bizchord terminated its activity. Incredimail Ltd. ("Incredimail") and its wholly-owned subsidiaries are collectively referred to as "the Company". The Company was incorporated under the laws of Israel in 1999 and commenced operations in 2000.

The Company generates revenues primarily from advertising, by offering search powered by search providers, to the users of its applications, as well as from selling premium versions of its email products.

The Company has one major customer which accounted for 49%, 68% and 70% of total revenues, in 2008, 2009 and 2010, respectively. Losing this customer could cause a material adverse effect to the Company's results of operations and financial position. The major customer has limited termination rights. In December 27, 2010 The Company signed a new two year agreement with the customer, effective January 1, 2011.

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

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars, in accordance with Accounting Standards Codification ("ASC") 830, "Foreign Currency Matters". All transaction gains and losses of the remeasured monetary balance sheet items are reflected in the statements of income as financial income or expenses, as appropriate.

INCREDIMAIL LTD AND ITS SUBSIDIARIES

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

e.	Marketable securities:

The Company accounts for investments in debt securities in accordance with ASC 320, "Investments - Debt and Equity Securities". Management determines the appropriate classification of its investments in debt securities at the time of purchase and reevaluates such determinations at each balance sheet date.

At December 31, 2009 and 2010, all marketable securities are designated as available-for-sale and as such, are carried at fair value. Unrealized gains and losses are comprised of the difference between market value and amortized costs of such securities and are reflected, net of tax, as “accumulated other comprehensive income” in shareholders’ equity. Realized gains and losses on marketable securities are included in earnings. The Company recognizes an impairment charge when a decline in the fair value of its investments below the cost basis, is judged to be other-than-temporary.

In April 2009, the FASB issued authoritative guidance on recognition and presentation of other-than-temporary impairments. This guidance clarifies the interaction of the factors that should be considered when determining whether a debt security is other than temporarily impaired; provides guidance on the amount of other-than-temporary impairment recognized in earnings and other comprehensive income; and expands the disclosures required for other-than-temporary impairments for debt securities. For securities that the Company intends to sell, or it is more likely than not that the Company will be required to sell before recovery of their amortized cost basis, the entire difference between amortized cost and fair value is recognized in earnings. For securities that do not meet these criteria, the amount of impairment recognized in earnings is limited to the amount related to credit losses, while impairment related to other factors is recognized in other comprehensive income. The Company adopted this guidance on April 1, 2009, and reclassified the $210 non-credit related portion of other than temporary impairment losses recognized in prior period earnings, as a cumulative effect adjustment that increased retained earnings and decreased accumulated other comprehensive income at April 1, 2009.

The Company uses a discounted cash flow analysis to determine the portion of the impairment that relates to the credit loss. To the extent that the net present value of the projected cash flows is less than the amortized cost of the security, the difference is considered a credit loss and is recorded through earnings.

INCREDIMAIL LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f.	Property and equipment:

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

g.	Intangible assets:

Intangible assets are amortized over their useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used, in accordance with ASC 350, "Intangibles – Goodwill and Other".

Amortization is calculated using the straight-line method over their useful lives estimated to be three years (see 2j and 2m).

h.	Impairment of long-lived assets:

The Company's long-lived assets, tangible and intangible, other than goodwill, are reviewed for impairment in accordance with ASC 360, "Property Plant and Equipment", whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

In 2008, the Company recorded an impairment loss to cost of revenues in the amounts of $44,000, in respect of core technology acquired in the acquisition of Bizchord. No other impairments were recorded in 2009 and 2010.

i.	Revenue recognition:

The Company derives revenues from: (i) advertising and other services and (ii) from product sales. Revenues from advertising and other services include search related advertising, other advertising and collaboration arrangements. Revenues from products include licensing the right to use its email software, content database and email anti spam.

The Company generates revenues from search related advertising, receiving a share of the advertising revenues from companies providing search capabilities. In addition, the Company offers advertisers the ability to place text-based ads on its home page and website and banners in its email clients. Advertisers are charged monthly based on the number of times a user clicks on one of the ads. The Company recognizes revenue from advertisement at that time.

INCREDIMAIL LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In accordance with ASC 605-50, "Customer Payments and Incentives", the Company accounts for cash consideration given to customers, for whom it does not receive a separately identifiable benefit or cannot, reasonably estimate fair value, as a reduction of revenue rather than as an expense.

In the past, collaboration arrangements had been established with companies that used the Company's brand name "Incredi" for their website and to which the Company referred users. In consideration of the brand and promotional activity that the Company provided, it was entitled to a share of the gross revenues generated from the website or to a share of the net license fees received by the Company's collaborator through its website. Revenues from these collaboration arrangements were recognized when earned. Such arrangements were not active in 2010.

Revenues from email software license sales are recognized when all criteria outlined in ASC 985-605, "Software – Revenue Recognition" are met. Revenues from software license are recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable, and collectability is probable. The Company's e-mail users may also purchase a license to its content database. This content database provides additional Incredimail content files in the form of email background, animation sounds, graphics and e-mail notifiers. Licensing fees are recognized over the license period. Lifetime licensing revenues are recognized over the estimated usage period of the content database. In accordance with its policy, the Company reviews the estimated usage period of the lifetime licensing on an ongoing basis.

Revenues from email anti-spam license fees are recognized ratably over the term of the license.

Deferred revenues include upfront payments received from customers, for whom revenues have not yet been recognized.

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

j.	Research and development costs:

Research and development costs incurred in the process of software production before establishment of technological feasibility, are charged to expenses as incurred. Costs of the production of a product master incurred subsequent to the establishment of technological feasibility are capitalized according to the principles set forth in ASC 985-20, "Software – Costs of Software to Be Sold, Leased, or Marketed". Based on the Company's product development process, technological feasibility is established upon completion of a working model.

INCREDIMAIL LTD AND ITS SUBSIDIARIES

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

k.	Income taxes:

The Company accounts for income taxes in accordance with ASC 740, "Income Taxes". This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

The Company accounts for uncertain tax positions in accordance with ASC 740, which contains a two-step approach for recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. The Company classifies interest as tax expenses.

l.	Advertising costs:

Advertising costs are expensed as incurred. Advertising costs for the years ended December 31, 2008, 2009 and 2010 amounted to $3,466,000, $1,938,000 and $1,782,000, respectively.

m.	Content costs:

The Company assembles content for the use of its customers through purchases of a variety of creative and diverse graphics, sound and multimedia from third party manufacturers and through internal creation of such content. Content costs acquired from third party manufacturers, are capitalized and amortized over their estimated useful life of three years.

Content costs in 2008, 2009 and 2010 amounted to $779,000, $620,000 and $554,000, respectively, of which $74,000, $75,000 and $180,000 was capitalized and the remaining expensed as incurred. Amortization of capitalized content costs in 2008, 2009 and 2010 amounted to $33,000, $65,000 and $101,000, respectively.

INCREDIMAIL LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, marketable securities and trade receivables.

The majority of the Company’s cash and cash equivalents are invested mainly in dollar instruments with major banks in Israel and the U.S. Deposits in the U.S. may be in excess of insured limits and are not insured in other jurisdictions. Generally, these deposits may be redeemed upon demand and, therefore, bear minimal risk.

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

o.	Severance pay:

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

Severance expenses for the years ended December 31, 2008, 2009 and 2010 amounted to $715,000, $362,000 and $504,000, respectively.

INCREDIMAIL LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p.	Net earnings per Ordinary share:

Basic net earnings per Ordinary shares are computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings per Ordinary share are computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with ASC 260, "Earnings Per Share".

The total weighted average number of Ordinary shares related to the outstanding options excluded from the calculations of diluted net earnings per Ordinary share because these securities are anti-dilutive was 1,205,834, 789,411 and 922,069 for the years ended December 31, 2008, 2009 and 2010, respectively.

q.	Accounting for stock-based compensation:

The Company accounts for stock-based compensation under ASC 718, "Compensation – Stock Compensation", which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees and directors.

ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated statements of income.

The Company recognizes compensation expenses for the value of its awards, which have graded vesting based on service conditions, using the straight line method, over the requisite service period of each of the awards, net of estimated forfeitures. For awards containing multiple service, and market conditions the Company recognizes compensation expenses over the longest derived service period, based on the accelerated attribution method, net of estimated forfeitures. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

The Company estimates the fair value of standard stock options granted using the Binomial method option-pricing model and options which exercise is subject to a stock price target, using the Monte Carlo simulations. The option-pricing models require a number of assumptions, of which the most significant are; expected stock price volatility and the expected option term. Expected volatility was calculated based upon an average between historical volatilities of the Company, similar entities and industry sector index similar to the Company's characteristics, since it does not have sufficient company specific data.

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

INCREDIMAIL LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The fair value of the Company's stock options granted to employees and directors was estimated using the following weighted average assumptions:

	Year ended December 31,
	2008	2009	2010
Risk free interest rate	3.18%	2.73%	1.62%
Dividend yield	0%	0%-13.82%	0%-7.83%
Weighted average Dividend yield	0%	13.01%	5.65%
Expected volatility	50.24%-73.13%	55.41%-74.67%	62.77%-64.56%
Weighted average volatility	61.69%	65.04%	63.67%
Expected term (years)	6.194	3.915	4.600

r.	Derivatives instruments:

The Company uses derivatives instruments to protect against foreign currency fluctuations. These instruments were not designated as cash flow hedge as defined by ASC 815, "Derivative and Hedging", and therefore the Company recognized the changes in fair value of these instruments to the statements of income as financial income or expense, as incurred.

s.	Fair value of financial instruments:

The carrying amounts of financial instruments carried at cost, including cash and cash equivalents, trade receivables and trade payables approximate their fair value due to the short-term maturities of such instruments.

The Company adopted the provisions of ASC 820, "Fair Value Measurements and Disclosures", effective January 1, 2008. Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the observability of inputs as follows:

•
Level 1-Valuations based on quoted prices in active markets for identical assets that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

•	Level 2-Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

•	Level 3-Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

INCREDIMAIL LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

The Company’s marketable securities trade in markets that are not considered active, but are valued based on quoted market prices, broker or dealer quotations,  and therefore are categorized as Level 2.

The Company's assets measured at fair value on a recurring basis as of December 31, 2010, included money market funds and treasury notes in the total amount of $9,094,000 presented as part of cash and cash equivalents, marketable securities in the amount of $14,973,000 and derivative financial instruments, in the amount of $27,000 presented in other receivables and prepaid expenses, all measured using input type Level 2. The Company's assets measured at fair value on a recurring basis as of December 31, 2009, included money market funds and treasury notes in the total amount of $7,839,000 presented as part of cash and cash equivalents, marketable securities in the amount of $5,225,000 and derivative financial instruments, in the amount of $36,000 presented in other receivables and prepaid expenses, all measured using input type Level 2.

t.	Treasury shares:

The Company repurchases its Ordinary shares from time to time on the open market and holds such shares as treasury shares. The Company presents the cost to repurchase treasury shares as a reduction of shareholders' equity.

u.	Impact of Recently Issued Accounting Standards

Adoption of New Accounting Standards:

In January 2010, the FASB updated the "Fair Value Measurements Disclosures" codified in ASC 820. More specifically, this update require (a) an entity to disclose separately the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and to describe the reasons for the transfers; and (b) information about purchases, sales, issuances and settlements to be presented separately (i.e. present the activity on a gross basis rather than net) in the reconciliation for fair value measurements using significant unobservable inputs (Level 3 inputs). This update clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value, and requires disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level 2 and Level 3 inputs. The adoption of the new guidance did not have a material impact on the Company's consolidated financial statements.

In February 2010, the FASB issued ASU 2010-09 - amendments to certain recognition and disclosure requirements of Subsequent Events codified in ASC 855. This update removes the requirement to disclose the date through which subsequent events were evaluated in both originally issued and reissued financial statements for "SEC Filers." Nevertheless still requires the Company to evaluate subsequent events through the date that the financial statements are issued. The adoption of the new guidance did not have a material impact on the Company's consolidated financial statements.

INCREDIMAIL LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

1.	Recently Issued Accounting Standards

In October 2009, the FASB issued “Accounting Standards Update (“ASU”) 2009-13 Multiple Deliverable Revenue Arrangements a consensus of EITF” (formerly topic 08-1) an amendment to ASC 605-25. The update provides amendments to the criteria in Subtopic 605-25 for separating consideration in multiple-deliverable arrangements. The amendments in this update establish a selling price hierarchy for determining the selling price of a deliverable. The selling price used for each deliverable will be based on vendor-specific objective evidence if available, third-party evidence if vendor-specific objective evidence is not available, or estimated selling price if neither vendor-specific objective evidence nor third-party evidence is available. The amendments in this update will also replace the term “fair value” in the revenue allocation guidance with the term “selling price” in order to clarify that the allocation of revenue is based on entity-specific assumptions rather than assumptions of a marketplace participant.

The amendments will also eliminate the residual method of allocation and require that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. The relative selling price method allocates any discount in the arrangement proportionally to each deliverable on the basis of each deliverable's selling price.

The update will be effective for revenue arrangements entered into or modified in fiscal years beginning on or after June 15, 2010 with earlier adoption permitted. The adoption of this update is not expected to have material impact on the Company’s consolidated financial statements.

v.	Reclassification

Certain amounts in prior years’ financial statements have been reclassified in order to conform to current year presentation.

NOTE 3:-	MARKETABLE SECURITIES

The Company's marketable securities are classified as available-for-sale securities and are carried at fair value. The following table summarizes amortized costs, gross unrealized holding gains and losses and market value of marketable securities as of December 31, 2009 and 2010:

	Amortized cost		Gross unrealized gains		Gross unrealized losses		Fair value
	December 31,		December 31,		December 31,		December 31,
	2009	2010	2009	2010	2009	2010	2009	2010
	U.S. dollars in thousands

Corporate debentures	$3,262	$6,805	$210	$116	$1	$9	$3,471	$6,912
U.S. Government agency debentures	-	7,405	-	10	-	13	-	7,402
Government debentures	1,687	218	67	20	-	-	1,754	238
U.S. municipal bonds	-	419	-	2	-	-	-	421

	$4,949	$1 4,847	$277	$148	$1	$22	$5,225	$14,973

On April 1, 2009, the Company adopted the accounting pronouncement that provides guidance on recognition and presentation of other-than-temporary impairments and assessed whether the unrealized losses for the investments in its portfolio were other-than-temporary under this guidance.

INCREDIMAIL LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:-	MARKETABLE SECURITIES (Cont.)

For securities with fair value that is less than the amortized cost and that the Company intends to sell or it is more likely than not that it will be required to sell the securities before recovery, the entire difference between amortized cost and fair value is recognized in earnings. For those securities that the Company does not intend to sell and it is not more likely than not that the Company will be required to sell, the Company used a discounted cash flow analysis to determine the portion of the impairment that relates to credit loss. To the extent that the net present value of the projected cash flows is less than the amortized cost of the security, the difference is considered a credit loss and is recorded through earnings. The inputs on the future performance of the underlying assets used in the cash flow models include prepayments, defaults and loss severity assumptions.

A non-credit related amount of $210,000 for other-than-temporary impairment losses recognized in earnings prior to April 1, 2009 was reclassified as a cumulative effect adjustment that increased retained earnings and decreased accumulated other comprehensive income at April 1, 2009.

The carrying amount of available-for-sale debt marketable securities as of December 31, 2009 and 2010 was $5,225,000 and $14,973,000, respectively, of which $355,000 and $1,521,000 is scheduled to mature within one year and the remaining $4,870,000 and $13,452,000 is scheduled to mature after one year and up to five years, respectively.

NOTE 4:-	OTHER RECEIVABLES AND PREPAID EXPENSES

	December 31,
	2009	2010
	U.S. dollars in thousands

Government authorities	$4,387	$3,773
Prepaid expenses	223	228
Current severance fund	-	243
Other	209	241
	$4,819	$4,485

NOTE 5:-	PROPERTY AND EQUIPMENT, NET

	December 31,
	2009	2010
	U.S. dollars in thousands
Cost:
Computers and peripheral equipment	$3,045	$3,570
Office furniture and equipment	366	400
Leasehold improvements	453	533
Motor vehicles	38	-
	3,902	4,503
Accumulated depreciation	2,536	3,122
Depreciated cost	$1,366	$1,381

Depreciation expenses totaled $970,000, $625,000 and $627,000 for the years ended December 31, 2008, 2009 and 2010, respectively.

INCREDIMAIL LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:-	OTHER INTANGIBLE ASSETS, NET

a.	Composition:

	December 31,
	2009	2010
	U.S. dollars in thousands
Original amounts:
Capitalized software development costs	$76	$-
Capitalized content costs	233	413
Domain	35	35
	344	448
Accumulated amortization	210	246
Other intangible assets, net	$134	202

b.	Amortization expense amounted to $80,000, $90,000 and $112,000 for the years ended December 31, 2008, 2009 and 2010, respectively.

c.	Estimated amortization expense is expected to be $101,000, $77,000 and $24,000 in the years ending December 31, 2011, 2012 and 2013, respectively.

NOTE 7:-	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2009	2010
	U.S. dollars in thousands

Employees and payroll accruals	$1,794	$1,827
Current Severance pay	-	287
Government authorities	2,835	2,523
Deferred tax liabilities, net	1,342	996
Accrued expenses	606	573

	$6,577	$6,206

NOTE 8:-	COMMITMENTS AND CONTINGENT LIABILITIES

The Company rents its facilities under an operating lease agreement with an initial term expiring in November 2011, with an option for additional two years.

Future minimum lease commitments under non-cancelable operating leases are $554,000 as of December 31, 2010.

Total rent expenses for the years ended December 31, 2008, 2009 and 2010 amounted to $678,000, $448,000 and $503,000, respectively.

The Company leases its motor vehicles under cancelable operating lease agreements. The minimum payment under these operating leases, upon cancellation of these lease agreements amounted to $43,000 as of December 31, 2010. Total lease expenses for the years ended December 31, 2008, 2009 and 2010 amounted to, $556,000, $382,000 and $395,000, respectively.

INCREDIMAIL LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	INCOME TAXES

a.	Tax benefits under the Israel Law for the Encouragement of Capital Investments, 1959 (the "Law"):

Various industrial programs of the Company have been granted "Approved Enterprise" and "Beneficiary Enterprise" status, which provides certain benefits, including tax exemptions and reduced tax rates. Income not eligible for Approved Enterprise and Beneficiary Enterprise benefits is taxed at a regular rate.

In the event of distribution of dividends from the said tax-exempt income, the amount distributed will be subject to corporate tax at the rate ordinarily applicable to the Approved Enterprise's income. The tax-exempt income attributable to the "Approved Enterprise" programs mentioned above can be distributed to shareholders without subjecting the Company to taxes only upon the complete liquidation of the Company. Tax-exempt income generated under the Company's Beneficiary Enterprise program will be subject to taxes upon dividend distribution or complete liquidation. The entitlement to the above benefits is conditional upon the Company's fulfilling the conditions stipulated by the Law and regulations published thereunder.

Should the Company fail to meet such requirements in the future, income attributable to its Approved Enterprise and Beneficiary Enterprise programs could be subject to the statutory Israeli corporate tax rate and the Company could be required to refund a portion of the tax benefits already received, with respect to such programs. As of December 31, 2010, management believes that the Company is in compliance with all the conditions required by the Law.

In 2009, the Company has revised its dividend policy whereby at least 50% of annual net income of the Company will be paid out as a dividend beginning with the net income for 2009. Declaring and issuing the dividend will be subject to the Board's review of the Company's financial condition at the time. As a result of the dividend policy, the Company records a deferred tax liability with respect to its tax-exempt income generated starting 2009 under its Beneficiary Enterprise plan, since its distribution as dividend will create a tax liability to the Company. The Company does not intend to distribute dividend out off tax exempt income incurred up to December 31, 2008. As a result, no deferred tax liability was created with respect to approximately $8 million. Should this amount be distributed, it would be taxed at the reduced corporate tax rate applicable to such profits (currently 25%), incurring as of December 31, 2010 an income tax liability of up to approximately $2 million.

In November 2010 the Company's Board decided to change its dividend policy so that beginning with earnings of 2011 and beyond, the Company does not intend to distribute any dividends to the holders of its ordinary shares. This change to the dividend policy had no effect on the deferred tax liabilities that were recorded in 2010, as the new dividend policy will be in effect commencing with 2011 earnings.

In December 2010, the Law for Economic Policy for 2011 and 2012 (Amended Legislation) was passed, and among others, amended the Investment Law, ("the amendment") effective January 1, 2011. According to the amendment, the benefit tracks in the Investment Law were modified and a flat tax rate applies to the Company's entire preferred income. The Company will be able to opt to apply (the waiver is non-recourse) the amendment and from then on it will be subject to the amended tax rates as follows: 2011 and 2012 - 15%, 2013 and 2014 - 12.5% and in 2015 and thereafter - 12%.

INCREDIMAIL LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	INCOME TAXES (Cont.)

The Company is examining the possible effect of the amendment on its results, and at this time has not yet decided whether to opt to apply the amendment.

b.	Corporate tax rates in Israel:

The regular corporate tax rate in Israel in 2008 and 2009 and 2010 was 27% and 26% and 25%, respectively. Taxable income of Israeli companies is subject to tax at the rate of 24% in 2011, 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015, and 18% in 2016 and thereafter.

c.	Deferred tax assets, net:

Deferred taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes.

Components of the Company's deferred tax assets (liabilities) are as follows:

	December 31,
	2009	2010
	U.S. dollars in thousands
Deferred tax assets:
Employee benefits	$314	$214
Losses on marketable securities	324	119
Other	208	197
Deferred tax assets, before valuation allowance	846	530
Valuation allowance	(255)	(93)
Total deferred tax assets net of valuation allowance	591	437

Deferred tax liabilities:
Tax exempt income *)	(1,801)	(1,305)
Unrealized gain on marketable securities	(69)	(26)
Total deferred tax liabilities	(1,870)	(1,331)

Net deferred tax liabilities	$(1,279)	$(894)

*) Deferred tax liability with respect to tax exempt income that the Company does not have intention to permanently re-invest (see Note 9a).

All deferred tax assets and liabilities are domestic.

INCREDIMAIL LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	INCOME TAXES (Cont.)

d.	A reconciliation of the Company's effective tax rate to the statutory tax rate in Israel is as follows:

	Year ended December 31,
	2008	2009	2010
	U.S. dollars in thousands, except for per share data
Income before taxes on income	$4,714	$11,558	$11,621
Statutory tax rate in Israel	27%	26%	25%

Theoretical income tax expense	$1,273	$3,005	$2,905
Increase (decrease) in tax expenses resulting from:
"Approved Enterprise" benefits	(236)	(4)	-
Non-deductible expenses	374	232	230
Previous years taxes	(234)	185	-
Losses (gains) from marketable securities and ARSs for which valuation allowance has been provided	(1,065)	22	-
Other	177	105	97
Taxes on income	$289	$3,545	$3,232

	Year ended December 31,
	2008	2009	2010
	U.S. dollars in thousands, except for per share data
Benefit per Ordinary share, resulting from "Approved Enterprise" status:
Basic	$(0.06)	$-	$-
Diluted	$(0.06)	$-	$-

e.	Income taxes are comprised as follows:

	Year ended December 31,
	2008	2009	2010
	U.S. dollars in thousands
Deferred tax (benefit) expense	$(216)	$1,515	$(385)
Current taxes	739	1,845	3,617
Previous years taxes	(234)	185	-
	$289	$3,545	$3,232

INCREDIMAIL LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	INCOME TAXES (Cont.)

f.	Uncertain tax position:

A reconciliation of the beginning and ending balances of unrecognized tax benefits is as follows:

	December 31,
	2009	2010
	U.S. dollars in thousands

Balance at January 1, 2010	$1,357	$1,341
Reductions for prior year tax positions	(82)	-
Increases in tax positions for current year	66	47

Balance at December 31, 2010	$1,341	$1,388

g.	Income before taxes on income is comprised as follows:

	Year ended December 31,
	2008	2009	2010
	U.S. dollars in thousands

Domestic	$4,676	$11,532	$11,553
Foreign - U.S.A	38	26	68
	$4,714	$11,558	$11,621

INCREDIMAIL LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10:-	SHAREHOLDERS' EQUITY

a.	Ordinary share:

The Ordinary shares entitle their holders to voting rights, the right to receive cash dividend and the right to a share in excess assets upon liquidation of the Company. On January 6, 2011 the shareholders resolved to increase the authorized share capital of the Company to 40,000,000 ordinary shares with a nominal value of NIS 0.01 each.

b.	Treasury shares:

In July 2008, the Company's Board of Directors authorized the repurchase of up to $3,750,000 in the open market, subject to normal trading restrictions. During 2008 and 2009, the Company purchased 300,564 and 45,455 of its Ordinary shares for total consideration of $882,000 and $120,000, respectively which were recorded as Treasury stock, at cost as part of shareholders' equity.

c.	Share option plans:

In 2003, the Company adopted a share option plan ("the 2003 Option Plan"). Under the 2003 Option Plan, employees, officers and non-employees may be granted options to acquire Ordinary shares. Pursuant to the 2003 Option Plan, the Company has reserved for issuance a total of 2,368,000 Ordinary shares. As of December 31, 2010, 108,363 options were still available for future grant under the 2003 Option Plan.  On January 20, 2011, the Company registered an additional 1,000,000 Ordinary Shares, which are reserved for offer and sale under the 2003 Israeli Share Option Plan.

Options granted under the 2003 Plan vested over three to four years from the grant date. The options expire no later than five years from the date of grant.

INCREDIMAIL LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10:-	SHAREHOLDERS' EQUITY (Cont.)

A summary of the activity in the share options granted to employees and directors for the year ended December 31, 2010 and related information is as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
			Years	U.S. dollars in thousands

Outstanding at January 1, 2010	1,322,431	$5.30	3.20	$6,185
Granted	717,000	$4.97
Exercised *)	(222,777)	$3.05
Cancelled	(179,042)	$5.40
Forfeited	(28,666)	$6.75
Outstanding at December 31, 2010	1,608,946	$5.43	3.24	$3,858
Exercisable at December 31, 2010	591,796	$5.77	1.66	$1,227

*) During 2010, 128,251 share options were exercised in return for cash received in the amount of $375,000, the remaining 94,526 share options were exercised under net-share settlement.

The weighted-average grant-date fair value of options granted during the years 2008, 2009 and 2010 was $1.32, $1.68 and $1.23, respectively.

As of December 31, 2010, the total compensation cost related to options granted to employees, not yet recognized, amounted to $1,164,000. The cost is expected to be recognized over a weighted average period of 2.23 years.

Aggregate intrinsic value of options exercised in 2008, 2009 and 2010 amounted to $76,000, $281,000 and $713,000, respectively.

In February 2008, the Company's Board of Directors resolved to re-price 516,100 options which were previously granted to the Company's employees to the fair market value as of that date. The Company accounted for the re-pricing as a modification in accordance with ASC 718 and recorded an additional compensation expense, in the amount of $309,000 which is recognized over the vesting period, or immediately for vested options.

INCREDIMAIL LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11:-	SUPPLEMENTARY DATA ON SELECTED CONSOLIDATED STATEMENTS OF INCOME ITEMS

a.	Goodwill impairment and other charges:

	Year ended December 31,
	2008	2009	2010
	U.S. dollars in thousands

Goodwill impairment	$125	$-	$-
Severance and other employee related Termination benefit	528	-	-
Contract termination costs	500	-	-

	$1,153	$-	$-

INCREDIMAIL LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11:-	SUPPLEMENTARY DATA ON SELECTED CONSOLIDATED STATEMENTS OF INCOME ITEMS (Cont.)

b.	Financial income, net:

	Year ended December 31,
	2008	2009	2010
	U.S. dollars in thousands

Financial income:
Interest from bank deposits and marketable securities	$883	$360	$449
Gains from marketable securities, net	3,587	-	-
Exchange rate differences , net	3	12	-
Other	87	9	-
	4,560	381	449
Financial expenses:
Losses from marketable securities, net	-	237	38
Exchange rate differences , net	-	-	45
Other	66	72	44
	66	309	127
	$4,494	$72	$322

c.	Net earnings per Ordinary share:

Computation of basic and diluted net earnings per share is as follows:

1.	Numerator:

	Year ended December 31,
	2008	2009	2010
	U.S. dollars in thousands (except share data)
Net income available to Ordinary shareholders	$4,425	$8,013	$8,389
Numerator:

2.	Denominator:

Denominator for basic net earnings per share -
Weighted average number of Ordinary shares, net of treasury stock	9,427,424	9,347,915	9,622,181
Effect of dilutive securities:
Add - stock options	89,053	214,806	209,447
Denominator for diluted net earnings per share - adjusted weighted average shares	9,516,477	9,562,721	9,831,628

INCREDIMAIL LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:-	DERIVATIVE FINANCIAL INSTRUMENTS

In order to reduce the impact of changes in foreign currency exchange rates on its results, the Company enters into foreign currency exchange forward contracts and options contracts to purchase and sell foreign currencies to hedge a portion of its foreign currency net exposure resulting from payroll expenses denominated in NIS.

The foreign currency exchange forward contracts and options contracts are not designated as hedging instruments under hedge accounting. These instruments are generally short term in nature, with typical maturities of less than one year, and are subject to fluctuations in foreign exchange rates. Gains or losses on these derivatives, which partially offset the foreign currency impact from the underlying exposures, were classified into financial income (expenses), net and amounted to $130,000, $(25,000) and $69,000 for the years ended December 31, 2008, 2009 and 2010, respectively.

The Company’s derivatives expose it to credit risks from possible non-performance by counterparties. The maximum amount of loss due to credit risk that the Company would incur if counterparties to the derivative financial instruments failed completely to perform according to the terms of the contracts, based on the gross fair value of the Company’s derivative contracts that are favorable to the Company, was approximately $27,000, presented as part of other receivables and prepaid expenses, as of December 31, 2010. The Company has limited its credit risk by entering into derivative transactions exclusively with investment-grade rated financial institutions and monitors the creditworthiness of these financial institutions on an ongoing basis.

The notional amounts of the Company’s derivative instruments as of December 31, 2010 amounted to $1,950,000. Notional values are U.S. dollar translated and calculated based on forward rates for forward contracts and based on spot rates for options. Gross notional amounts do not quantify risk or represent assets or liabilities of the Company, but are used in the calculation of settlements under the contracts.

NOTE 13:-	PRODUCT LINES

Total revenues from external customers divided on the basis of the Company's product lines are as follows:

	Year ended December 31,
	2008	2009	2010
	U.S. dollars in thousands
Search	$11,745	$20,011	$22,792
Software license	3,609	2,451	1,822
Anti-spam and content database subscriptions	5,549	4,266	3,582
Advertising, collaborations and other	1,003	467	1,301
	$21,906	$27,195	$29,497

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

IncrediMail Ltd.
/s/ Josef Mandelbaum
Josef Mandelbaum
Chief Executive Officer

Date:  March 9, 2011

EXHIBIT INDEX

No.	Description

1.1	Memorandum of Association of Registrant (1)

1.2	Certificate of Change of Name of Registrant (translated from Hebrew) (1)

1.3	Amended and Restated Articles of Association of Registrant, dated February 3, 2006 (2)

4.3	The Registrant’s 2003 Israeli Share Option Plan and the form of Option Agreement (1)

4.4	Google Services Agreement, dated December 27, 2010*

4.5	Stock Purchase Agreement among Ofer Adler, the Company and the purchasers listed therein, dated January 24, 2011.

4.6	Registration Rights Agreement among the Company and the investors listed therein, dated January 24, 2011.

8	List of all subsidiaries

11	Code of Ethics (4)

12.1	Certification required by Rule 13a-14(a) or Rule 15d-14(a) executed by the Chief Executive Officer of the Company

12.2	Certification required by Rule 13a-14(a) or Rule 15d-14(a) executed by the Chief Financial Officer of the Company

13.1	Certification required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 ofTitle 18 of the United States Code

13.2	Certification required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 ofTitle 18 of the United States Code

14	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, Independent Auditors
 ___________________________

(1)	Previously filed with the SEC on October 25, 2005 as an exhibit to our registration statement on Form F-1/A (File No. 333-129246).

(2)	Previously filed with the SEC on January 5, 2006 as an exhibit to our registration statement on Form F-1/A (File No. 333-129246).

(3)	Previously filed with the SEC on January 26, 2006 as an exhibit to our registration statement on Form F-1/A (File No. 333-129246).

(4)	Previously filed with the SEC on May 12, 2008 as an exhibit to our annual report on Form 20-F.

*	Confidential treatment has been requested with respect to certain portions of this exhibit pursuant to 17.C.F.R. §§ 230.406 and 200.83. Omitted portions were filed separately with the SEC.