Form 20-F/A
period 2010-12-31
IncrediMail Ltd.
filed 2011-07-20
CIK 1338940

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1 ON
FORM 20-F/A TO FORM 20-F

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

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes ☐ No ☒

EXPLANATORY NOTE

On December 27, 2010 IncrediMail Ltd. (the “Registrant”) entered into the Google Services Agreement with Google Ireland Limited (the “Agreement”). The Registrant’s request for confidential treatment of certain portions of the Agreement was reviewed by the SEC. As a result, this Amendment No. 1 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2010 (the “Original Report”), is being filed solely to include a revised exhibit of the redacted Google Services Agreement, dated December 27, 2010, which exhibit is hereby being appended to this Amendment No. 1.

We are including in this Amendment No. 1 currently-dated certifications by our principal executive officer and our principal financial officer. No part of the Original Report is being amended.

ITEM 19.                      EXHIBITS:

No.	Description

1.1	Memorandum of Association of Registrant (1)

1.2	Certificate of Change of Name of Registrant (translated from Hebrew) (1)

1.3	Amended and Restated Articles of Association of Registrant, dated February 3, 2006 (2)

4.3	The Registrant’s 2003 Israeli Share Option Plan and the form of Option Agreement (1)

4.4	Google Services Agreement, dated December 27, 2010*

4.5	Stock Purchase Agreement among Ofer Adler, the Company and the purchasers listed therein, dated January 24, 2011.**

4.6	Registration Rights Agreement among the Company and the investors listed therein, dated January 24, 2011.**

8	List of all subsidiaries**

11	Code of Ethics (4)

12.1	Certification required by Rule 13a-14(a) or Rule 15d-14(a) executed by the Chief Executive Officer of the Company

12.2	Certification required by Rule 13a-14(a) or Rule 15d-14(a) executed by the Chief Financial Officer of the Company

13.1	Certification required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2	Certification required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

14	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, Independent Auditors**

 ___________________________

(1)	Previously filed with the SEC on October 25, 2005 as an exhibit to our registration statement on Form F-1/A (File No. 333-129246).

(2)	Previously filed with the SEC on January 5, 2006 as an exhibit to our registration statement on Form F-1/A (File No. 333-129246).

(3)	Previously filed with the SEC on January 26, 2006 as an exhibit to our registration statement on Form F-1/A (File No. 333-129246).

(4)	Previously filed with the SEC on May 12, 2008 as an exhibit to our annual report on Form 20-F.

*	Confidential treatment has been requested with respect to certain portions of this exhibit pursuant to 17.C.F.R. §§ 230.406 and 200.83. Omitted portions were filed separately with the SEC.

**	Previously filed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F has duly caused this Amendment No. 1 to its Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized on this 20th day of July, 2011.

IncrediMail Ltd.

/s/ Josef Mandelbaum
Josef Mandelbaum
Chief Executive Officer