Form 20-F
period 2011-12-31
Perion Network Ltd.
filed 2012-03-22
CIK 1338940

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report………………………………….

For the transition period from ____ to _____

Commission File No. 000-51694

Perion Network Ltd.
 (Exact Name of Registrant as specified in its charter)

N/A
(Translation of Registrant's name into English)

Israel
(Jurisdiction of incorporation or organization)

 4 HaNechoshet Street
Tel Aviv, Israel 69710
 (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class Ordinary shares, par value NIS 0.01 per share	Name of Each Exchange on which Registered NASDAQ Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
 (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Annual Report.

As of December 31, 2011, the Registrant had outstanding 9,916,194 ordinary shares, par value NIS 0.01 per share.

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

Item 17 ☐   Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes ☐   No ☒

PRELIMINARY NOTES

Terms

In November 2011, the Company changed its name from IncrediMail Ltd. to Perion Network Ltd.

As used herein, and unless the context suggest otherwise, the terms "Perion", "Company", "we", "us" or "ours" refer to Perion Network Ltd. References to “U.S. dollars,” “U.S.$” and “$” are to the lawful currency of the United States of America, and references to “NIS” are to New Israeli Shekels, the lawful currency of the State of Israel.

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

Factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements contained in this annual report include:

•	our ability to establish and increase market acceptance of our products;

•	our dependence on a limited number of possible customers in general and one dominant customer in particular for search generated revenues;

•	our dependence on the availability and openness of other PC and Internet platforms;

•	our ability to adopt to new and increasingly popular mobile platforms in a timely fashion;

•         our dependence on the web browsing environment and ability to adapt to its continuing evolution;

•         our ability to manage our growth, including the integration of acquired companies;

•	our dependence on a small number of products and our ability to continually enhance these products and to develop new products that achieve widespread market acceptance;

•	our dependence on search related revenues and our ability to maintain substantial revenues from "search" activities and further increase these revenues;

•	our ability to cause continued and increasing installation of our products;

•	our ability to offer and subsequently continue to direct search activity from substantial number of consumers;

•	our ability to establish a trusted brand name, particularly in light of our recent name change;

•	our ability to develop additional ways to distribute and sell our products;

•	our ability to hire and retain key personnel;

•	our ability to protect our intellectual property rights;

•	the development and future nature of the Internet;

•	the volatility and liquidity of the financial markets;

•	the dynamic nature of the commercial and legal aspects of the Internet;

•	restrictions imposed in connection with our international operations;

•	political, economic and military conditions in the Middle East; and

•	our ability to maintain substantial revenues from advertisers and further increase these revenues.

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

TABLE OF CONTENTS

     Page

PART I

Item 1.	Identity of Directors, Senior Management and Advisers	4
Item 2.	Offer Statistics and Expected Timetable	4
Item 3.	Key Information	4
Item 4.	Information on the Company	18
Item 4.A	Unresolved Staff Comments	30
Item 5.	Operating and Financial Review and Prospects	30
Item 6.	Directors, Senior Management and Employees	44
Item 7.	Major Shareholders and Related Party Transactions	56
Item 8.	Financial Information	58
Item 9.	The Offer and Listing	59
Item 10.	Additional Information	60
Item 11.	Quantitative and Qualitative Disclosures about Market Risk	78
Item 12.	Description of Securities Other than Equity Securities	79

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies	80
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	80
Item 15.	Controls and Procedures	80
Item 16.	[Reserved]	81
Item 16A. Audit Committee Financial Expert	81
Item 16B.	Code of Ethics	81
Item 16C.	Principal Accountant Fees and Services	81
Item 16D. Exemptions from the Listing Standards for Audit Committees	81
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	82
Item 16F. Changes in Registrant's Certifying Accountant	82
Item 16G. Corporate Governance	82

PART III

Item 17.	Financial Statements	83
Item 18.	Financial Statements	83
Item 19.	Exhibits	84

PART I

ITEM 1.                 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.                 OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                  KEY INFORMATION

A.           SELECTED FINANCIAL DATA

The following tables present selected financial data and should be read in conjunction with "Item 5 - Operating and Financial Review and Prospects" and our consolidated financial statements and related notes appearing elsewhere in this annual report. We derived the selected operations data below for the years ended December 31, 2009, 2010 and 2011 and the selected balance sheet data as of December 31, 2010 and 2011 from our audited consolidated financial statements included elsewhere in this report. We derived the selected operations data below for the years ended December 31, 2007 and 2008 and the selected balance sheet data as of December 31, 2007, 2008 and 2009 from our audited consolidated financial statements not included in this report. Our consolidated financial statements are prepared and presented in U.S. dollars and in accordance with United States Generally Accepted Accounting Principles ("U.S. GAAP").

	Year ended December 31,
Statement of Operations Data:	2007	2008	2009	2010	2011
	U.S. dollars in thousands (except share and per share data)
Revenues
Search	$7,783	$11,747	$20,011	$22,792	$25,466
Products	9,078	9,158	6,717	5,404	7,191
Other	1,814	1,001	467	1,301	2,816
	$18,675	$21,906	$27,195	$29,497	$35,473
Cost of revenues	1,740	1,795	1,505	1,606	2,840
Gross profit	16,935	20,111	25,690	27,891	32,633
Operating expenses:
Research and development costs, net	6,125	7,589	6,254	6,607	7,453
Selling and marketing expenses	4,682	7,343	4,616	5,244	12,984
General and administrative expenses	3,693	3,806	3,334	4,741	7,649
Goodwill impairment and other charges	163	1,153	-	-	-
Total operating expenses	14,663	19,891	14,204	16,592	28,086
Operating income	2,272	220	11,486	11,299	4,547
Financial income (expenses), net	(3,641)	4,494	72	322	1,293
Income (loss), before taxes on income	(1,369)	4,714	11,558	11,621	5,840
Taxes on income	1,393	289	3,545	3,232	172
Net income (Loss)	$(2,762)	$4,425	$8,013	$8,389	$5,668
Net earnings (loss) per share:
Basic	$(0.29)	$0.47	$0.86	$0.87	$0.58
Diluted	$(0.29)	$0.46	$0.84	$0.85	$0.57
Weighted average number of shares used in net earnings (loss) per share:
Basic	9,442,658	9,427,424	9,347,915	9,622,181	9,796,380
Diluted	9,442,658	9,516,477	9,562,721	9,831,628	10,002,171

	As of December 31,
	2007	2008	2009	2010	2011
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$4,611	$7,835	$24,368	$16,055	$11,260
Working capital	19,756	25,143	26,846	28,067	(39)
Total assets	31,766	37,651	39,894	41,348	54,892
Total liabilities	10,995	12,107	12,892	13,196	23,077
Shareholders’ equity	20,771	25,544	27,002	28,152	31,815

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

Our business is currently very dependent on search based revenues, currently utilizing primarily the Google AdSense program, pursuant to which we receive a portion of the amount paid by advertisers to Google for the activity performed by those downloading the Company’s applications. This dependence continues to grow and we obtained approximately 67% of our revenues for the year ended December 31, 2011 from this partnership.  While this percentage has been decreasing recently, we expect this venue to continue to generate a major portion of our revenues in the foreseeable future.

In December 2010 we signed an agreement with Google effective January 1, 2011 and expiring January 1, 2013.  As in past agreements, this too enables termination by either side after one year with 90 days notice (to date, neither party has exercised such right), and in addition, Google is able to amend the agreement, change its policies and guidelines, and has other limited termination rights. If this agreement is terminated, substantially amended, or not renewed on favorable terms, we would be forced to seek an alternative search provider. There are very few companies in the market that provide Internet search services similar to those provided by Google. Google is the most dominant player in this market, particularly on a global scale and competitors do not offer as much coverage through sponsored links. If we fail to quickly locate, negotiate and finalize alternative arrangements, or if the alternatives do not provide for terms that are as favorable as those provided for by the AdSense program, or if the alternative arrangement will not attract the same traffic as the traffic attracted by the Google AdSense program, or if the termination by Google affects our ability to contract other providers, we would experience a material reduction in our revenues and, in turn, our business, financial condition and results of operations would be adversely affected. Our failure to retain existing users, or attract new users, as well as generate traffic to our search properties, could adversely affect our business, financial condition and results of operations.

We rely heavily on the ability to offer our search properties to users of our software products and subsequently retain them. Should this offering be blocked, constrained or made redundant, by the providers of the underlying platform, our ability to generate revenues from search could be significantly reduced.

Approximately 72% of our revenues for the year ended December 31, 2011 were generated from the acceptance and subsequent retention of our search properties by the users of our software products.  The market for offering and retaining these search properties is very competitive.  In addition, some companies offer a browser without a homepage, while others may cause difficulties in resetting the homepage, which is one of our main search properties. The guidelines imposed pursuant to our agreement with Google, with respect to homepage resets and default search resets to Google services when providing downloadable applications have changed as compared to the previous agreement, this had negative revenue implications, offset by some positive changes made in the agreement.  Should Google, or the other companies providing the internet browsers, effectively further restrict, discourage, or otherwise hamper other companies from offering or changing the search properties, or those providing browsers without a homepage increase their market share, there would be a material adverse affect on our search generating revenue model and our financial results.

The generation of revenues from searches has become subject to fierce competition. We obtain a significant portion of our revenues from searches made through our homepage and other search properties. If we cannot compete effectively in this market, our revenues are likely to decline.

We obtain a significant portion of our revenues from searches made through the Company's home page (MyStart), as well as offering other search properties. We therefore are constantly looking for ways to convince our users to make MyStart their homepage and accept the other search properties offered. There are a growing number of companies that generate an increasing amount of their revenues from searches, some of them with a more significant presence than ours and with greater capability to offer substantially more content.  In addition, with competition growing, even the larger and in the past more conservative companies, (such as Google, Microsoft and others), have become increasingly aggressive in their search service offering.  Therefore, our ability to attract new users to install Perion’s home page, and retaining existing users, could suffer, preventing or delaying us in increasing our revenues, or even cause them to decrease.

Social related software and Facebook in particular, is becoming an increasingly dominant method of communication over the internet. If Facebook increases its dominance over other forms of communication, or changes the way people share content and we are not able to adapt our products to this new environment, the users of our products could decrease and negatively affect our revenues.

A significant portion of our revenues stems from the usage of our IncrediMail email client.  If the usage of Facebook or other social related software as a method of communication replaces email, this would decrease the usage of our email client and subsequently have a negative effect on our revenues.

In addition, our IncrediMail email client and other products, interface with Facebook, which we believe contributes to the usage by our users of our products. If Facebook were to change the guidelines and policies governing their cooperation with companies, these changes could negatively impact the use of our products.

Finally, a significant portion of the users of our Smilebox photo-sharing product uses Facebook to share their creations. We could be impacted by changes that Facebook makes in how our users are able to post content into Facebook. These changes could negatively impact the use of Smilebox to post to Facebook which would adversely affect our service usage and revenues.

If we are unable to continually enhance our existing products and develop new products that achieve widespread market acceptance, our ability to attract and retain customers could be impaired, our competitive position may be harmed and we may be unable to generate additional revenues.

We believe that the number of downloads of our free products indicates that many consumers are interested in having a customized and entertaining email or creative photo sharing experience. Our future revenue and profit growth will depend, in part, on the percentage of registered or active users of our free product who become actual purchasers of our products and services, and increasing the number of downloads and acceptance of the search properties offered with them, as well as making our products and services attractive to new users. In order to induce those consumers to use our products, accept the search properties offered, and purchase or license our products, we must continually enhance our existing products by offering additional features and content that appeal to our unique user base. Maintaining the usability and relevance of existing products and the development and commercialization of new products can be very complex. Software product development and commercialization depends upon a number of factors, including:

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

Our basic software products are currently supplied to our customers free of charge. We will be able to increase product revenues only if we can create and maintain a substantial market demand for our products, including acceptance of the search properties offered with them, and to a certain extent our enhanced software products, for which we currently charge a one-time license, annual license, or subscription fee.

Our ability to execute our business strategy depends on market demand for software programs that are simple, safe and useful, and our ability to maintain these characteristics in our email client, our photo sharing product and offering it in other existing products or those that will be bought or internally developed in the future. For instance, the fact that many email users have multiple email clients and accounts, many of which are likely provided to them free of charge by large Internet and software companies, positively affects the potential market demand for our enhanced email software products. The growing popularity of web based mail and its increased functionality and mobility negatively affect the potential market demand for our primarily PC based email client. Our photo sharing product has benefited from the social trend of sharing digital photos, while the increasing popularity for taking and viewing photos on mobile devices are a challenge for our primarily desktop oriented user experience.  The rate of adoption and acceptance of our products may be affected adversely by changing consumer preferences, product obsolescence, technological change, market competition and our products’ quality and novelty.

Our results of operations and financial condition may be adversely impacted by worldwide economic conditions.

Our primary user base is composed of individual consumers and for the most part their discretionary purchase habits. The current overall lack of growth in the U.S. and European economies following on a few years of weak performance have resulted in continued negative pressure on consumer spending in general, and discretionary spending in particular, and have impacted consumers in our market territories in ways that could negatively affect our business. In the event that the United States or Europe experiences an economic downturn, or the current economic climate worsens, our current and potential software license subscribers may be unable or unwilling to purchase our products or use our service. This would also have a negative impact on consumer internet spending and search generated revenues. A reduction in the purchasing of our products or use our services, consumer internet spending and search generated revenues have had a negative impact in the past, and may possibly have a greater negative impact in the future, on our sales and revenue generation, margins and operating expenses, and consequently have a material adverse effect on our business, results of operations and financial condition.

Our continuing "viral growth" could be adversely affected if we do not increase the number of our registered users or if users stop using our software.

To date, we have relied to a great extent on "viral growth" to increase our user base, and although the pace of viral growth has declined, it is of relatively low cost and remains an important part of our growth strategy going forward. Other marketing methods, while effective, are far more costly. As users of our products stop, reduce, or limit their usage, our viral growth will diminish because these users will no longer forward links to our site via their emails, and as a result our market share and revenues decrease. Our historical experience with usage of our products indicates that usage of products declines rapidly, although some continue to use them for as long as six years. Therefore, in order to induce our existing users to continue to use our products, we must continuously enhance our existing products and periodically develop new ones. If we cannot offer such products, because of lack of resources, competition or other reasons described elsewhere in these Risk Factors, our distribution, revenues and results of operations will be adversely affected.

The market for email software products and services is declining, as web based solutions are gaining in their popularity.

One of our major products competes in the market for email software products and services that aim to offer a customized personal, productive and entertaining email experience for consumers. Our main competitors are those providing a web-based email solution, which does not require the user to download software, and thus provides a very mobile and accessible email tool.  Some of these competitors provide (or will provide) a downloadable email client as well.  While there are advantages and disadvantages to each method and system and the markets for each of them remain large, the market for web based systems is growing at the expense of downloadable email clients. In addition, many of our competitors providing a web-based solution have more established brands, products and customer relationships than we do, which could inhibit our market penetration efforts even if they may not offer features similar to IncrediMail®. For example, consumers may choose to receive an extensive package of Internet and email services from a more dominant and recognized company, such as Google (Gmail), Microsoft Corporation (HotMail), Facebook, or Yahoo! (Yahoo Mail).

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

We rely significantly on our ability to advertise through the Google Adwords network for marketing and acquiring new users for our products. Should Google make substantial changes to this network or if it becomes substantially more expensive, it would be more difficult and expensive to acquire new customers and would negatively affect our revenues.

As the ability to market our products via "viral growth" methods declines, we are becoming increasingly reliant on advertising for acquiring new customers.  One of the main venues for advertising our products is Google’s Adwords network. Google sets the standards for using this network as well as being the market-maker for establishing the pricing in its network. Although there are alternative networks and markets for advertising, none are currently as popular as Google.  Should Google change the rules for using this network and the way distributers of downloadable software products interact with it, or the cost of advertising our products  increases dramatically, our ability to distribute  our products would be limited which would negatively affect our revenues.

We have and intend to continue and use a substantial portion of our invested resources to acquire unspecified businesses. These acquisitions divert a substantial part of our resources and management attention, could cause dilution to our shareholders and adversely affect our financial results.

We recently used a substantial portion of our invested resources to acquire Smilebox Inc. and intend to continue to acquire complementary products, technologies or businesses. Prior to this acquisition our management had no experience together as a team in making acquisitions or integrating acquired businesses. Although we believe we have been successful in this acquisition so far, the continued integration of this newly-acquired business, as well as negotiating potential additional acquisitions to a certain extent diverts our management’s attention from other business concerns, is expensive and time-consuming. New acquisitions could expose our business to unforeseen liabilities or risks associated with the business or assets acquired or with entering new markets. In addition, while this has not been the case so far with Smilebox, we might lose key employees while integrating new organizations and we might not effectively integrate any other acquired products, technologies or businesses.  With regard to the Smilebox acquisition, less than a year has passed since the acquisition, and we might yet lose key employees and not effectively complete full integration, nor achieve anticipated revenues or cost benefits, from this acquisition and similar risks exist for other acquisitions which may occur in the future. Future acquisitions could result in customer dissatisfaction, performance problems with an acquired product, technology or company, the incurrence of debt or issuances of equity securities that cause dilution to our existing shareholders. Furthermore, a substantial portion of the cost of these acquisitions is for intangible assets.  We may incur contingent liabilities, amortization expenses related to intangible assets, or possible impairment charges related to goodwill or other intangible assets or other unanticipated events or circumstances relating to the acquisition, and we may not have, or may not be able to enforce, adequate remedies in order to protect our Company. If any of these or similar risks relating to acquiring products, technologies or businesses should occur in the future on a scale that is larger than the effect of the acquisition described above, our business could be materially harmed.

If we are deemed to be not in compliance with applicable data protection laws, our operating results could be materially affected.

We collect and maintain certain information about our customers in our database. Such collection and maintenance of customer information is subject to data protection laws and regulations in Israel and may be subject to laws and regulations in, the United States, the European Union and other countries as well. A failure to comply with applicable regulations could result in class actions, governmental investigations and orders, and criminal and civil liabilities, which could materially affect our operating results.

Although we strive to comply with the applicable laws and regulations and use our best efforts to comply with the evolving global standards regarding privacy, and inform our customers of our business practices prior to any installations of our product and use of our services, it is possible that these laws may be interpreted and applied in a manner that is inconsistent with our data collection and preservation practices, or that it may be argued that our practices do not comply with other countries' privacy and data protection laws and regulations. In addition to the possibility of fines, such a situation could result in the issuance of an order requiring that we change our data collection or retention practices, which in turn could have a material effect on our business. See "Item 4.B Business Overview — Government Regulation" for additional discussion of applicable regulations.

If users or third parties express privacy or security concerns regarding our collection, use and handling of personal information, we could incur substantial expenses.

Although we strive to comply with strict privacy data security requirements and take all reasonable steps to  ensure the security of personal information, concerns may be expressed, from time to time, about whether our products compromise the privacy or confidentiality of the information of users and others. Concerns about our collection, use, sharing or handling of personal information or other privacy related matters, even if unfounded, could damage our reputation and operating results. See "Item 4.B Business Overview — Government Regulation" for additional discussion of applicable regulations.

We depend on a third party Internet and telecommunication provider to operate our websites. Temporary failure of these services would reduce our revenues and damage our reputation, and securing alternate sources for these services could significantly increase our expenses.

We depend on Bezeq International Ltd., a third party provider of Internet and related telecommunication services, including hosting and location facilities, to operate our websites. This company may not continue to provide services to us without disruptions in services at the current cost or at all. Such a disruption in services, even temporary, would reduce our revenues from product sales, and possibly even from search, depending on the extent of disruption.  While we believe that there are many alternative providers of hosting and other communication services available to us, and the company has a plan for adjusting and adapting in such an event, the costs associated with any transition to a new service provider could be substantial and require us to reengineer our computer systems and telecommunications infrastructure to accommodate a new service provider. This process could be both expensive and time consuming and could result in lost business both during the transition period and after.

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

Our software may contain undetected errors, failures or defects, especially when the products are first introduced or when new versions are released. Our customers’ computer environments are often characterized by a wide variety of standard and non-standard configurations that make pre-release testing for programming or compatibility errors very difficult and time-consuming. Therefore, there could be errors or failures in our products. In addition, despite testing by us and beta testing by some of our registered users, errors, failures or bugs may not be found in new products or releases until after commencement of commercial sales. In the past, we have discovered software errors, failures and defects in certain of our product offerings after their full introduction and have likely experienced delayed or lost revenues during the period required to correct these errors.

Errors, failures or defects in products released by us could result in negative publicity, product returns, loss of or delay in market acceptance of our products, loss of competitive position or claims by customers. Alleviating any of these problems could require significant expense and could cause interruptions.

Due to our evolving business model and rapid changes in the Internet, we may not be able to accurately predict our future performance or continue our revenue growth or profitability.

Since beginning operations in 2000, we have introduced many new products and initiatives, some of which have been unsuccessful.  Consequently, we have a limited history of ongoing operations from which to predict our future performance and making such predictions is very complex and challenging, particularly with regard to new products and initiatives and scaling existing business. The future viability of our business will depend on our ability to increase product sales, introduce new products appealing to the Internet market, increase search generated, affiliate and advertising revenues, exploit our brand name and control our costs, which we may be unable to do. As a result, we may not be able to continue our revenue growth or profitability.

We may have difficulty managing our growth, which could limit our ability to increase our sales and control our costs.

The organic growth of our operations has slowed in recent years. To accelerate growth we have invested heavily in advertising and the acquisition of new businesses and products.  This strategy for emphasizing accelerated growth is required in order to achieve our business objectives, and is placing increased demands on our management and on our operational resources. This growth has, and continues to increase the challenges involved in:

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

Most of our products and virtualy all of our revenues currently run or are based on Microsoft Windows operating systems. Recently the Linux and Apple operating systems have gained populartity and market share, although still accounting for only a small part of the market. A decline in market acceptance of Microsoft technologies or the increased acceptance of other operating systems could cause us to incur significant development costs and could have a material adverse effect on our ability to market our current products. Although we believe that Microsoft technologies will continue to be widely used by consumers, we cannot assure you that consumers will adopt these technologies as anticipated or will not in the future migrate to other computing technologies that we do not currently support. In addition, our products and technologies must continue to be compatible with new developments in Microsoft technologies. We cannot assure you that we can maintain such compatibility or that we will not incur significant expenses in connection therewith.

More individuals are using non-PC devices to access the Internet, and most of our products and services are currently not usable on these competing platforms.

The number of individuals who access the Internet through devices other then personal computers, such as mobile phones, tablets, etc.,  has increased dramatically. Our products for the most part are not yet compatable with these alternative platforms and devices. If this trend accelerates and an increasing number of consumers find our products difficult to access through such devices, we may fail to capture a sufficient share of an increasingly important portion of the market for online services, our products will become less relevant and may fail to attract advertisers and web traffic.

If the ubiquity of Adobe’s flash technology decreases, the use of our Smilebox photo sharing product could be negatively affected and as a result our revenues could decline.

Our Smilebox photo sharing product for the desktop uses Adobe Flash technology as part of its core underlying file format and relies on the fact that recipients in general have Flash and are able to playback Smilebox creations without requiring an additional file download. We could be adversely impacted by a reduction in the marketing of Flash by Adobe and a related decline in the ubiquity of Flash as a platform.

Exchange rate fluctuations may decrease our earnings if we are not able to hedge our currency exchange risks effectively.

A majority of our revenues are denominated in U.S. dollars. However, a significant portion of our sales is in currencies other than the U.S. dollar, of which a large portion is in, or originates in, Euros. In 2011, approximately 16% of our revenue was received directly in these currencies and approximately an additional 69% indirectly originated in these currencies. To the extent such sales are not immediately exchanged for U.S. dollars, we bear a foreign currency fluctuation risk.  In addition, a substantial part of our costs, mainly personnel expenses, are incurred in NIS. Inflation in Israel may have the effect of increasing the U.S. dollar cost of our operations in Israel. Whenever the U.S. dollar declines in value in relation to the New Israeli Shekel, it will become more expensive for us to fund our operations in Israel. A revaluation of one percent of the NIS as compared to the U.S. dollar could reduce our income before taxes by approximately $0.1 million. The exchange rate of the U.S. dollar to the New Israeli Shekel has been very volatile in the past years, increasing on average through the year, by approximately 10% in 2009, decreasing by 5% in 2010 and decreasing by approximately 4% in 2011.  As of December 31, 2011, we had a foreign currency net asset of approximately $6 million and our total foreign exchange income was approximately $102 thousand for the year ended December 31, 2011. In addition, in market territories where our prices are based on local currencies, fluctuations in the dollar exchange rate could affect our gross profit margin. To assist us in hedging the risks associated with fluctuations in currency exchange rates, we have contracted a consulting firm proficient in this area, and are generally implementing their proposals. Based on the advice received from this firm, we are advised that we are unable to hedge exchange risks associated with revenues indirectly originating in non-U.S. dollar currencies, but received in US dollars. We do not hedge the exchange risk from revenues received directly in non-US currencies, as the amounts of these revenues are not material.  However, due to the market conditions, volatility and other factors, we do not always implement our consultant’s proposals in full, our consultant’s proposals do not always prove to be effective and may even prove harmful. We may incur losses from unfavorable fluctuations in foreign currency exchange rates. See "Item 11 Quantitative and Qualitative Disclosure of Market Risks" for further discussion of the effects of exchange rate fluctuations on earnings.

A loss of the services of our senior management and other key personnel could adversely affect execution of our business strategy.

We depend on the continued services of our senior management, particularly Josef Mandelbaum, our Chief Executive Officer. Our current strategy is to a great extent a function of his capabilities and experience, together with the experience and knowledge of our other senior management. The loss of the services of these personnel could create a gap in management and could result in the loss of management and technical expertise necessary for us to execute our business strategy and thereby adversely affect execution of our business strategy.  We do not currently have "key person" life insurance with respect to any of our senior management.

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

Under current Israeli law, we may not be able to enforce non-competition covenants and, therefore, may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

We have entered into non-competition agreements with most of our professional employees. These agreements prohibit our employees, if they cease working for us, from competing directly with us or working for our competitors for a limited period. Under current Israeli law, we may be unable to enforce these agreements, in whole or in part, and it may be difficult for us to restrict our competitors from gaining the expertise that our former employees gained while working for us. For example, Israeli courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer which have been recognized by the courts, such as the secrecy of a company’s confidential commercial information or its intellectual property. If we cannot demonstrate that harm would be caused to us, we may be unable to prevent our competitors from benefiting from the expertise of our former employees.

Our international operations involve special risks that could increase our expenses, adversely affect our operating results and require increased time and attention of our management.

We derive and expect to continue to derive a substantial portion of our revenues from users outside United States. Our international sales and related operations are subject to a number of inherent risks, including risks with respect to:

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

If we fail to detect and stop misrepresentations of our site and products, or for some reason are perceived as promoting malware or "spamming", we could lose the confidence of the users of our products and services, or software could be blocked by software or utilities designed to detect such practices, thereby causing our business to suffer.

We are exposed to the risk of domains using our brand names (such as "IncrediMail", “Smilebox”, etc.) in various ways, and attracting in this manner our potential or existing users. Many times these domains are engaged with fraudulent or spam activities and using our brand names can result in damage to our reputation and loss of our clients' confidence in our products. In addition, if we or our products were for some reason perceived as promoting "malware or "spamming", our software could be blocked by software or utilities designed to detect such practices.  If we are unable to effectively detect and terminate this misrepresentation activity of others or the way that we and our products are perceived, we may lose users and our ability to produce revenues will be harmed.

Third party claims of infringement or other claims against us could require us to redesign our products, seek licenses, or engage in future costly intellectual property litigation, which could adversely affect our financial position and our ability to execute our business strategy.

The appeal of our products is largely the result of the graphics, sound and multimedia content that we incorporate into our products. We enter into licensing arrangements with third parties for these uses. However, other third parties may from time to time claim that our current or future use of content, sound and graphics infringe their intellectual property rights, and seek to prevent, limit or interfere with our ability to make, use or sell our products. We have experienced such claims in the past although ultimately with no material consequence.

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

Although we are in the process of diversifying our product portfolio, currently our email product, IncrediMail, generates approximately 88% of our revenues.  In addition, although email software programs and services currently enjoy a large market, the development and consumer acceptance of other means of electronic communication, such as text messaging over phone networks, chat-boards, blogs and web-based social networks, have slowed the growth of the email market and could result in a substantial decrease in the size of this market, in which case our revenues could decrease and our products could become obsolete.

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

Internet based companies are providing an increasing number of services for free, including email clients and anti-spam software and services. A substantial part of our revenues comes from selling software products and services, currently accounting for approximately 20% of our revenues.  We attribute part of the decline in our revenues from the sale of products and services to this trend. Should this trend accelerate or even continue for a prolonged period, our revenues from product sales and services would decrease further.

Our financial performance may be adversely affected by information technology, insufficient cyber-security and Other Business Disruptions

Our business may be impacted by disruptions, including information technology attacks or failures. Cybersecurity attacks, in particular, are evolving and include, but are not limited to, malicious software, attempts to gain unauthorized access to data, and other electronic security breaches that could lead to disruptions in systems, unauthorized release of confidential or otherwise protected information and corruption of data. Unidentified groups recently hacked numerous Israel-based internet websites in what many have perceived as politically motivated attacks and as an Israeli Corporation we could similarly be at risk for attacks targeting Israeli entities in particular. We are not aware of  material cybersecurity attacks directed at us in the past, but may experience them in the future, potentially with more frequency. We believe that we have adopted appropriate measures to mitigate potential risks to our technology and our operations from these information technology-related and other potential disruptions, and are also seeking to obtain appropriate levels of insurance coverage with respect to such incidents. However, given the unpredictability of the timing, nature and scope of such disruptions, we could potentially be subject to system downtimes, operational delays, other detrimental impacts on our operations or ability to provide products and services to our customers, the compromising of confidential or otherwise protected information, destruction or corruption of data, security breaches, other manipulation or improper use of our systems and networks, financial losses from remedial actions, loss of business or potential liability, and/or damage to our reputation, any of which could have a material adverse effect on our cash flows, competitive position, financial condition or results of operations.

New laws and regulations applicable to e-commerce, Internet advertising, privacy and data collection and protection, and uncertainties regarding the application or interpretation of existing laws and regulations, could harm our business.

Our business is conducted through the Internet and therefore, among other things, we are also subject to the laws and regulations that apply to e-commerce. These laws and regulations are becoming more prevalent in the United States, Europe, Israel and elsewhere and may impede the growth of the Internet or other online services. These regulations and laws may cover taxation, user privacy, data collection and protection, pricing, content, copyrights, electronic contracts and other communications, Internet advertising (including monitoring and tracking consumer behavior), consumer protection, the provision of online payment services, broadband residential Internet access, and the characteristics and quality of products and services.

Many areas of the law affecting the Internet remain largely unsettled, even in areas where there has been some legislative action. For example, there is a degree of uncertainty regarding the level of enforceability of different laws of countries in which the Company's products are being used. Therefore it is difficult to determine whether and how existing laws, such as those governing intellectual property, privacy and data collection and protection, libel, data security and taxation, apply to the Internet and our business. The US administration recently called for the creation of a Privacy Policy Office that would help develop an Internet "privacy bill of rights" for US citizens and coordinate privacy issues globally. The US Commerce Department’s prepared a report recommending a "framework" to protect people from a burgeoning personal data-gathering industry and fragmented US privacy laws that cover certain types of data but not others.  New laws and regulations may seek to impose additional burdens or restrictions on companies conducting business over the Internet. In Europe particularly, there is a major overhaul of the European Data Privacy framework which appears more proscriptive and ambitious and, over the course of the next 12 months, we will begin to understand the impact of this new proposed regulation which may demand further change in the way we conduct business and interact with our customers.  With other national governments also taking steps to enshrine consumer rights (e.g., the UK government has proposals to consolidate all consumer protections into a single new "Consumer Bill of Rights") the level of consumer protections we face as a business is set to increase. We are unable to accurately predict the nature of the limitations that may be imposed.

There is currently also uncertainty in relation to the passing of relatively recent online laws. For example, legislation has been enacted to regulate the use of "cookie" technology. In Europe there is a patchwork of implementation and limit guidance as to what good practice looks like.  Further, some Member States are yet to implement the relevant Directive and bring their laws into compliance. Upon installation of our software, certain cookies generated by us and our advertisers are placed on our customers’ computers. It has been argued that Internet protocol addresses and cookies are intrinsically personally identifiable information that is subject to privacy standards. We cannot assure you that our current policies and procedures would meet these restrictive standards.

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

The cost of compliance with the world taxation, consumer data protection and privacy related laws and regulations could be material and we may not be able to comply with the applicable regulations in a timely or cost-effective manner. In response to evolving legal requirements, we may be compelled to change our business model and practices, which could reduce our sales, and we may not be able to replace the revenues lost as a consequence of the change. These changes could also require us to incur significant expenses, subject us to liability and require increased time and attention of our management. See "Item 4.B Business Overview — Government Regulation" for additional discussion of applicable regulations affecting our Company.

Risks Related to Our Operations in Israel

Political, economic and military instability in the Middle East may impede our ability to operate and harm our financial results.

Our principal executive offices are located in Israel. Accordingly, political, economic and military conditions in the Middle East may affect our business directly. Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors. During the winter of 2008, Israel was engaged in an armed conflict with Hamas, a militia group and political party operating in the Gaza Strip, and during the summer of 2006, Israel was engaged in an armed conflict with Hezbollah, a Lebanese Islamist Shiite militia group and political party. Since February 2011, Egypt has experienced political turbulence, following the resignation of Hosni Mubarak as president, including protests throughout Egypt, and the appointment of a military regime in his stead followed by the election to the Egyptian parliament of certain political parties which advocate breaking ties with Israel, which may damage the current peaceful and diplomatic relations between Israel and Egypt, and which could affect the region as a whole. Similar civil unrest and political turbulence has occurred in other countries in the region and is affecting the political stability of those countries. Syria, which borders Israel, has experienced months of violence and some have expressed concern that the unrest could spill into Israel or lead to incidents on what has been a relatively quiet border in recent years. This instability may lead to deterioration of the political and economic relationships that exist between the State of Israel and some of these countries. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza and Hezbollah in Lebanon. These situations may potentially escalate in the future to more violent events which may affect Israel and us. These situations, including conflicts which involved missile strikes against civilian targets in various parts of Israel, negatively affected business conditions in Israel. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on our business, operating results and financial condition. While such hostilities did not in the past have a material adverse impact on our business, we cannot guarantee that hostilities will not be renewed and have such an effect in the future. Ongoing and revived hostilities and the attempts to resolve the conflict between Israel and its Arab neighbors often results in political instability that affects the Israeli capital markets and can cause volatility in interest rates, exchange rates and stock market quotes. The political and security situation in Israel may result in parties with whom we have contracts claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions.  These or other Israeli political or economic factors could harm our operations and product development and cause our sales to decrease. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations and could make it more difficult for us to raise capital. Furthermore, several countries, principally those in the Middle East, still restrict business with Israel and Israeli companies and, although the impact of these restrictions is not as important for a company such as ours that sells its products through the Internet, it may nevertheless have an adverse effect on our results of operations. Since many of our facilities are located in Israel, we could experience serious disruptions if acts associated with this conflict result in any serious damage to our facilities. Our business interruption insurance may not adequately compensate us for losses that may occur and any losses or damages incurred by us could have a material adverse effect on our business.  Any future armed conflicts or political instability in the region would likely negatively affect business conditions and harm our results of operations.

Our operations may be disrupted by the obligations of our personnel to perform military service.

All non-exempt male adult citizens and permanent residents of Israel under the age of 40, or older for reserves officers or citizens with certain occupations, as well as certain female adult citizens and permanent residents of Israel,  are obligated to perform military reserve duty and may be called to active duty under emergency circumstances. In recent years, there have been significant call-ups of military reservists, and it is possible that there will be additional call-ups in the future. Many of our male employees in Israel, including members of senior management, are obligated to perform up to 36 days of military reserve duty annually until they reach the relevant age of discharge from army service and, in the event of a military conflict, could be called to active duty. While we have operated effectively despite these conditions in the past, we cannot assess what impact these conditions may have in the future, particularly if emergency circumstances arise. Our operations could be disrupted by the absence of a significant number of our employees related to military service or the absence for extended periods of military service of one or more of our executive officers or key employees. Any disruption in our operations would harm our business.

Investors and our shareholders generally may have difficulties enforcing a U.S. judgment against us, our executive officers and our directors or asserting U.S. securities laws claims in Israel.

We are incorporated in Israel and most of our executive officers and most of our directors reside outside the United States. Service of process upon them may be difficult to effect within the United States. Furthermore, most of our assets and most of the assets of our executive officers and directors are located outside the United States. Therefore, a judgment obtained against us or any of them in the United States, including one based on the civil liability provisions of the U.S. federal securities laws may not be collectible in the United States and may not be enforced by an Israeli court. It also may be difficult for you to assert U.S. securities law claims in original actions instituted in Israel. However, subject to certain time limitations, Israeli courts may enforce U.S. final executory judgments for liquidated amounts in civil matters obtained after due trial before a court of competent jurisdiction (according to the rules of private international law currently prevailing in Israel) which enforces similar Israeli judgments, provided that the requisite procedural and legal requirements are adhered to. If a foreign judgment is enforced by an Israeli court, it generally will be payable in NIS, which can then be converted into foreign currency at the rate of exchange of such foreign currency on the date of payment. Pending collection, the amount of the judgment of an Israeli court stated in NIS (without any linkage to a foreign currency) ordinarily will be linked to the Israeli consumer price index plus interest at the annual statutory rate prevailing at such time. Judgment creditors bear the risk of unfavorable exchange rates.

The tax benefits available to us require us to meet several conditions and may be terminated or reduced in the future, which would increase our costs and taxes.

We have generated income and therefore, are able to take advantage of tax exemptions and reductions resulting from the "Approved Enterprise" and "Beneficiary Enterprise" status of our facilities in Israel, albeit, during the period in the past when we distributed  dividends, to a limited extent. To remain eligible for these tax benefits, we must continue to meet certain conditions stipulated in the Law for the Encouragement of Capital Investments, 1959 (the "Investment Law"), and its regulations and the criteria set forth in the specific certificate of approval. This pertains in particular to establishing that revenues are generated and based on technology developed in Israel.  If we fail to meet the required conditions in the future, the tax benefits would be canceled and we could be required to refund any tax benefits we have received with interest and adjustment for change in Israeli consumer price index. These tax benefits may not be continued in the future at their current levels or at any level.

Effective April 1, 2005, the Investment Law was amended. As a result, the criteria for investments qualified to receive tax benefits as an Approved Enterprise were revised (the “First Amendment”). As will be elaborated below, the Israeli Parliament approved recently an additional amendment to the Investment Law, which revises again the criteria for investments qualified to receive tax benefits as a “Preferred Enterprise” for new tax benefits programs from January 1, 2011 (the “Second Amendment”). No assurance can be given that we will, in the future, be eligible to receive additional tax benefits under this law and its amendments. The termination or reduction of these tax benefits would increase our tax liability in the future, which would reduce our profits or increase our losses. Additionally, if as we are contemplating, we increase our activities outside of Israel, for example, by additional future acquisitions or otherwise not based on technology based in Israel, our increased activities might not be eligible for inclusion in Israeli tax benefit programs. If and when we were to discontinue our policy for not distributing dividends, with respect to earnings from 2011 and beyond, tax-exempt income generated under the provisions of the law will subject us to taxes upon distribution or liquidation and we may be required to record deferred tax liability with respect to such tax-exempt income, possibly affecting our results in the future. See "Item 10.E Taxation — Israeli Taxation — Law for the Encouragement of Capital Investments, 1959" for more information about these programs, the Investment Law and the abovementioned amendments.

Risks Related to our Ordinary Shares and their Listing on a Stock Exchange

Although we have paid dividends in the past, our policy since the beginning of 2011 is not to distribute dividends. Therefore, the return on investment in our ordinary shares will be limited to the value of our stock.

We have paid dividends in the past, however as we announced, our current policy is not to distribute dividends, starting with the profits of 2011 and beyond. If we do not pay dividends, our stock may be less valuable because a return on your investment will only occur if our stock price appreciates. See "Item 8.A Consolidated Statements and Other Financial Information — Policy on Dividend Distribution" for additional information regarding the payment of dividends.

We incur significant costs as a result of being a public company.

As a public company, we incur significant legal, accounting and other expenses. We incur costs associated with our public company reporting requirements as well as costs associated with corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, the rules of the Nasdaq Stock Market, the provisions of the Israeli Securities Law that apply to dual listed companies (companies that are listed on the Tel Aviv Stock Exchange ("TASE") and another recognized stock exchange located outside of Israel) and the provisions of the Israeli Companies Law that apply to public companies. For example, as a public company, we have created additional board committees and are required to have two external directors, pursuant to the Israeli Companies Law. We have also contracted an internal auditor and a consultant for implementation of and compliance with the requirements under the Sarbanes-Oxley Act. See "Item 5 Operating and Financial Review and Prospects — Overview — General and Administrative Expenses" for a discussion of our increased expenses as a result of being a public company.

If we were to lose our foreign private issuer status under US federal securities laws, we would incur additional expenses associated with compliance with the US securities laws applicable to US domestic issuers.

We are a foreign private issuer, as such term is defined under US federal securities laws, and, therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements applicable to US domestic issuers. If we lost this status, we would be required to comply with the reporting and other requirements applicable to US domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. The regulatory and compliance costs to us under US securities laws, if we are required to comply with the reporting requirements applicable to a US domestic issuer, may be significantly higher than the cost we currently incur as a foreign private issuer.

The rights and responsibilities of our shareholders are governed by Israeli law and differ in some respects from the rights and responsibilities of shareholders under U.S. law.

We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our memorandum of association, our articles of association and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In addition, as a foreign private issuer, we are permitted by the listing requirements of the NASDAQ to rely on home country governance requirements and certain exemptions thereunder rather than relying on the corporate governance requirements of the NASDAQ.  See "Item 16.G Corporate Governance." In particular, a shareholder of an Israeli company has a duty to act in good faith toward the company and other shareholders and to refrain from abusing his power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters. Israeli law does not currently describe the substance of this duty of fairness, but provides that laws applicable to a breach of contract, adjusted according to the circumstances shall apply to a breach of such duties.  See "Item 10.B Memorandum and Articles of Association — Approval of Related Party Transactions" for additional information concerning this and other duties of a shareholder under Israeli law. Because Israeli corporate law has undergone extensive revision in recent years, there is relatively little case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

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

Sales by shareholders of substantial amounts of our ordinary shares, or the perception that these sales may occur in the future, could materially and adversely affect the market price of our ordinary shares. In addition, although our executive officers and directors have certain limitations regarding how and when they may trade our securities, neither they or relatively large shareholders are subject to contractual restrictions on the sale by them of shares, resulting in a substantial number of shares held by them in the public market. Furthermore, the market price of our ordinary shares could drop significantly if our executive officers, directors, or certain large shareholders sell their shares, or are perceived by the market as intending to sell them.

ITEM 4.                  INFORMATION ON THE COMPANY

A.           HISTORY AND DEVELOPMENT OF THE COMPANY

Our History

We were incorporated in the State of Israel in November 1999 under the name Verticon Ltd. We changed our name to Incredimail Ltd. in November 2000, and in November 2011 to Perion Network Ltd., to better reflect the diverse nature of our business. We operate under the laws of the State of Israel. Our headquarters are located at 4 HaNechoshet Street, Tel-Aviv 69710, Israel. Our phone number is (972-3) 769-6100. Our website address is www.perion.com. The information on our websites does not constitute a part of this annual report.

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

Since November 20, 2007 the Company’s ordinary shares are also traded on the Tel Aviv Stock Exchange.

On August 31, 2011 we completed the purchase of Smilebox Inc., a Washington corporation, through our Delaware subsidiary. See “Recent Developments” below.

Principal Capital Expenditures

We had capital expenditures of $31.8 million in 2011, $0.7 million in 2010 and $0.5 million in 2009. We currently expect that outside of possible acquisition of products and companies, our capital expenditures will be approximately $1.5 million in 2012. To date, we have financed our general capital expenditures with cash generated from operations.

Our capital expenditures during 2009 and 2010 consisted primarily of; leasehold improvements and furnishings, as well as investments in computer hardware and software, in Israel. In 2011, capital expenditures consisted of $31.5 million for the acquisition of Smilebox, including approximately $7 million to be paid in 2012, and $0.3 million for investment in computer hardware and software, leasehold improvements and furnishings.

 In 2012, we expect to continue our growth strategy for acquiring products and businesses, in addition to organic capital investments. Our organic investments are expected to consist primarily of acquiring computer hardware, software, peripheral equipment and installation, all which are expected to be financed by the Company’s resources. To the extent we acquire new products and businesses these acquisitions may be financed by any of, or a combination of, cash generated from operations, the credit facility currently available to the Company from Israeli banks, in an amount up to $20 million, and\or issuances of securities or debt.

Recent Developments

On August 1, 2011 we signed a definitive agreement to acquire (via our Delaware Subsidiary) Smilebox Inc., a U.S. consumer focused photo sharing and social expression company.

Smilebox is an Internet photo sharing service available for the desktop and smart-phone, with an easy-to-use, downloadable desktop application that allows consumers to use personal photos and videos to construct unique creations, including: greeting cards, invitations, slideshows, scrapbooks and photo albums.  On the desktop, Smilebox can be used both on the PC and the Mac, in order to create digital creations from personal photos using a range of digital designs including Invitations, Greetings, Collages, Scrapbooks, Photo Albums and slideshows.  These creations can then be shared free of charge via email, Facebook, Twitter, Print, DVD or Photo Frames.  Revenues are generated from subscriptions for premium content and features, advertising from creations that are shared for free, printing revenues from creations that are printed to store or printed and shipped to home and search revenues for consumers that elect to have Smilebox provide their default search results.

Smilebox is also available for the iPhone making easy to personalize and share photos in the moment directly from the device. Personalization options include captions, stickers and frames and sharing options include email, Facebook or SMS. Revenues are generated via subscriptions for premium content

The acquisition added another major product to the Perion portfolio of products, significantly diversifying its revenue mix. Under the terms of the agreement, Perion paid $25 million substantially in cash at closing which occurred on August 31, 2011, with additional payments of up to $15 million, if certain milestones and performance based conditions are met, payable in two installments on the seven and fourteen months anniversary from closing.  Approximately 10% of the acquisition consideration is being held in escrow until 18 months after closing.

Smilebox continues to operate from its Redmond, Washington, based offices, which employs approximately 50 people, as of the date of this annual report.

B.         BUSINESS OVERVIEW

Overview

We are a digital media company that provides products and services to consumers to help make their everyday life simpler and more enjoyable. Focusing on an underserved market of second wave adopters who value their time online, Perion offers a growing portfolio of easy-to-use products. The Company's products include:

•	IncrediMail Premium, an award winning e-mail product sold in over 100 countries in 10 different languages;

•
Smilebox, a leading photo sharing and social expression product and service that lets customers quickly turn life's moments into digital creations to share and connect with friends and family in a fun and personal way;

•	PhotoJoy, a photo discovery and sharing screensaver & wallpaper product; and

•	Fixie, a PC optimization product.

Since we began operations in 2000, our products have been downloaded in more than 100 countries, and in the last quarter of 2011 we recorded an average of approximately 2.1 million registered downloads each month. As of December 31, 2011, we had an installed base of approximately 12.3 million, and in the last quarter of 2011 more than 369 million IncrediMail® emails and our Smilebox users shared 2.3 million photo creations. Our users typically use our products for as long as six years. However, the length of use varies dramatically based on the product, whether it’s the free version or paid for, when the product was downloaded and other factors.

In 2011 we sold 402,000 products and content licenses worldwide to our registered users. We believe that our historical track record of converting registered users to purchasing customers represents a convincing validation of our business strategy.

We generate revenue primarily by:

•	generating searches and sharing in the revenues with the provider of the search engine;

•	selling our premium software products; and

•	other revenues from advertising and collaborations.

For a breakdown of total revenues by category of activity, see "Item 5.A Operating Results — Revenues."

In the past we relied primarily on "viral growth" to grow our user base. Since the middle of 2011, while viral growth still contributes a substantial portion of our growth, we are investing increasing sums in advertising to accelerate our growth as the effectiveness of our viral growth declines. Our "viral growth" has resulted from recipients of our users’ emails clicking on the link at the bottom of emails sent with IncrediMail® Xe, or receiving digital photo creations from friends and relatives, created by our Smilebox software, and then downloading our products and also from word of mouth. Our revenues were $27.2 million in 2009, $29.5 million in 2010 and $35.5 million in 2011. Our operations have been profitable since 2002, with a gross profit margin of at least 90%.

When we use the term "registered user" in this annual report, we mean a user who has downloaded at least one of our products and completed the registration process. Registrations are not necessarily indicative of the number of individuals using our products or services, as a user may register more than one time and a particular product or service may be resident on their computer but not actually being used. In addition, the term "active user" as used in this annual report means a registered user whose computer the Company can communicate with in order to verify if any of its products are resident on such computer, in the 30 days prior to the applicable measurement date.

Our Markets

In the past we emphasized the graphic content provided in our products and looked to develop and market products rich in graphic content.  This perception was created by the success of our email client IncrediMail Xe, which was rich in graphic content and provided the ability to personalize users’ email experience.  Consistent with this strategy, we developed our Magentic and HiYo products, both of which are also rich in graphic content.  However, neither of these products has been successful in generating substantial revenues.

Based on our recent consumer research, we have learned that while the graphic content was critical in attracting the user to the product, the use of the product was based on our ability to provide our consumer segment of “second wave adopters”, software that is simple, safe and useful, assisting them in better utilizing their time.

Our user.  Our products ideally service “second wave adopters”, characterized by typically being above 40 years in age, looking for computer applications that assist them in effectively utilizing their time and that are simple, safe and useful.  Based on our internal statistics and in-depth consumer research contracted by the Company, we have learned that, approximately 94% of our users are 35 years or older and approximately 79% are 45 or older.  In addition, our users do tend to adopt technology later in its life cycle, rather than earlier.

Our Opportunity. We believe we are one of the few hi-tech companies that target this unique demographic segment, rather than offering the latest technology to younger audiences. Our opportunity is to offer this demographic software that is simple safe and useful, enabling them to better utilize their time, as we have done successfully with our email client, photo sharing software and recently begun with our PC optimization software.  We believe this is a substantial and underserved market.

Productivity tools.  We are actively seeking to enrich our product suite to include other consumer products that bear similar characteristics appealing to our unique demographic segment.  We believe our digital photo products Smilebox and PhotoJoy have these characteristics and will appeal similarly to our user base.  Based on our consumer research, we will seek to offer our users, in addition to these products, other tools in the areas, safety and security in the POC environment, personal productivity, wellness, and other areas.

Our Strategy

Our objective is to become the market leader and a reliable provider of consumer software for second wave adopters seeking computer products that are simple, safe and easy to use.  To achieve this we intend to enhance our existing business and extend it beyond that by way of acquisitions.

To enhance the existing business we intend to;

•	invest in consumer insight enabling us to identify the specific needs of our targeted demographic;

•	continue and further increase our customer acquisition costs; and,

•	develop a more robust product line.

By investing in consumer research, we will be able to better identify the specific needs of our targeted demographic.  In addition, until recently, the Company had predominantly relied on the viral nature of its applications, investing in customer acquisition only as a tool of initial market penetration for its products.  The growth of our user base has been tapering off as a result of us relying on this method of marketing.  Based on the back-end systems recently developed and still being improved, the Company has increased significantly the amount invested in customer acquisition, in order to accelerate the growth in its user base.  Finally, in order to reduce the Company’s dependency on a limited number of products and to better serve our users and their needs, we intend to continue to enrich and expand our product suite.

However, in order to grow our business beyond organic growth, the Company intends to invest in acquiring other products and extend the business as we have done with the acquisition of Smilebox Inc. in 2011. This will enable us to further diversify our revenue base, better serve the needs of our users and reduce the time required to bring these new products to market.

By focusing on our consumer, enhancing and extending our business, we believe we will be able to further grow the basic metrics that support our growth, by;

•
Maintaining and growing our user base. Our effective viral marketing has resulted in millions of registered users who spread the word about our products and services at relatively low marketing costs to us. Our product remains viral and thereby provides high profit margins. We intend to layer on top a strategy for acquiring new customers, who will also be viral to a certain extent, in order to accelerate our growth.

•
Increasing the use of our products by our users and the searches performed by them through our products. By focusing on our consumers and their needs, we believe we can increase the use of our products and subsequently the searching capabilities offered to them.

•
Enhancing product offerings and increasing user sales. Over recent years our premium product sales have declined.  We believe that another result of our consumer research will be to identify the premium products and services sought by our users and better identifying their value.  Although we believe that a majority of our revenues will continue to be generated by advertising in general, and search generated revenues in particular, we believe that there remains a real opportunity to grow our premium product sales significantly.

•
Enhancing the consumer experience. We have always attempted to provide a positive experience to our users. As we further emphasize this aspect, we will continue to design our products and services and market them to address users’ aversion to spam, spyware and other perceived offensive Internet marketing tools, which we believe encourages more use of them and increases user loyalty.

•
Continuing to focus on the online consumer market. Email remains a prominent communication medium and sharing digital photo creations has become a popular way of expression. We intend to enhance our email client so that it embraces other methods of communication; instant messaging, social networks, etc. and incorporate new platforms for sharing photos such as smart-phones and tablets.  The Internet allows us to reach potential users throughout the world quickly and easily as well as reduces the costs associated with sales and distribution of our products and services.

Search generated revenues

We offer our users the ability to search by collaborating with premium search companies, currently almost exclusively Google Inc., and to receive a portion of the revenues generated by these companies through the search process.

On December 27, 2010 we signed a new search distribution agreement with Google, effective January 1, 2011 and expiring January 31, 2013, which replaced the previous agreement we had with Google. We are unable to disclose many of the terms of this contract. However, while there are several changes in this new agreement when compared to the one previously in place, the results produced by this new agreement are materially similar to those of the prior agreement.  Google’s coverage and service offering is the one most suited to our global distribution and provides the best monetization opportunity for our products.  Nonetheless, we will continue to explore opportunities to work with the other search providers.

Other advertising and other revenues

Finally, we utilize the distribution of our products and their presence in the user’s desktop to generate other advertising revenues from methods such as display ads and banners, as well for generating revenues by collaborating with other companies to offer their products to those that download our products.

For a breakdown of total revenues by category of activity, see "Item 5.A Operating Results — Revenues."

Our Products

Our products are currently available in ten languages in addition to English. Prices and license fees for our premium products range between $5 and $60, varying based on market, length of license period and whether the products are offered together. We offer the following products, all of which may be downloaded over the Internet through a personal computer running on a Microsoft Windows operating system:

Communication vertical:

•	IncrediMail® Xe is our communication client, available over the Internet free of charge, which is used for managing email messages and Facebook feeds, and which has the following main features:

o	pre-prepared backgrounds and letterheads;

o	animated notifiers;

o	emoticons (animations that are intended to convey emotions);

o	3D effects;

o	handwritten signatures;

o	a web gallery with additional animations, notifiers and email backgrounds;

o	sound effects;

o	virtual e-cards; and

o	advanced search and sorting capabilities within the email client.

•	IncrediMail® Premium is an enhanced version of IncrediMail® Xe. Users who upgrade through the purchase of IncrediMail® Premium benefit from the following features:

o	no advertising banners displayed in the product;

o	the ability to change the appearance of the product through the use of software skins;

o	voice message recorder;

o	no promotional link at the bottom of outgoing emails;

o	enhanced notifiers;

o	a web gallery with additional animations, notifiers and email backgrounds;

o	advanced account access; and

o	email-based user support.

•	The Gold Gallery is a license-based premium content in the form of email backgrounds, animations, sounds, graphics and email notifiers.

•	JunkFilter Plus / Protection Center is an advanced anti-spam product, based on the Recurrent Pattern Detection Technology (RPD™) that we license from Commtouch Ltd.

•	IncrediMail® Letter Creator is an application that enables IncrediMail® users to design and create their own personalized email letters and ecards.

Digital photo vertical:

•	Smilebox is an Internet photo sharing service available for the desktop and smart-phone.

o
On the desktop, Smilebox can be used both on the PC and the Mac, making it easy to create digital creations from personal photos using a range of digital designs including Invitations, Greetings, Collages, Scrapbooks, Photo Albums and slideshows.  These creations can then be shared free of charge via email, Facebook, Twitter, Print, DVD or Photo Frames.  Revenues are generated from subscriptions for premium content and features, advertising from creations that are shared for free, printing revenues from creations that are printed to store or printed and shipped to home and search revenues for consumers that elect to have Smilebox provide their default search results.

o
Smilebox is also available for the iPhone making easy to personalize and share photos in the moment directly from the device.  Personalization options include captions, stickers and frames and sharing options include email, Facebook or SMS. Revenues are generated via subscriptions for premium content.

•
PhotoJoy is a photo discovery tool for the PC, accessing and revealing personal photos saved on a user’s PC. In addition, the software allows users to take photos from photo hosting web sites (such as Flickr and Picasa) and continue viewing new photos once uploaded to these sites directly in PhotoJoy as well, thereby enabling the user to enjoy photos on the computer desktop. Recently the Company released a version of PhotoJoy for the iPhone and iPad.

Security and Safety vertical:

•	Fixie helps users optimize the speed and performance of their PC, with the following main features:

o	Conducts error check & quickly fixing PC errors;

o	Cleans registry, providing more stable computer environment;

o	Assists in preventing blue screen and other common PC problems;

o	Scans PC for out of date drivers and updates them;

o	Minimizes freezes caused by conflicting hardware;

o	Protects PC with real-time system optimizer;

o	Reduces malware, spyware and Trojan viruses that can infect the computer;

o	Safeguards personal information with built-in privacy monitor; and

o	Cleans system by removing junk files that take up space on the PC.

Products under Development

Our research and development activities are conducted internally by our Chief Technology Officer and a 69 person research and development staff. Our research and development efforts are focused on the development of upgraded software, new features and the enhancement, and enabling new platforms for our existing product suite.

In 2011 we increased our development investment effort, and refocused this effort so as to enhance our product pipeline. The initial results of this effort are apparent by the products and features released during the past year. We intend to continue this effort in 2012 by introducing additional products and focusing on adapting our existing products for use on mobile platforms, including the iPhone, iPad and possibly Android based platforms as well.

Sales, Marketing and Distribution

Our products are distributed and sold throughout the world in more than 100 countries. The following table shows the estimated distribution of our registered users, search generated revenues and products sold by territory in 2011: (*)

	Search Generated
	Registrations	Revenues	Product Revenues
Tier 1	32%	42%	66%
Tier 2	24%	43%	23%
Tier 3	44%	15%	11%

(*) Tier 1: United States, Canada, United Kingdom & Australia; Tier 2: France, Germany, Netherlands, Italy, Belgium, Switzerland; Tier 3: Other

To date, we have relied mainly on "viral growth," arising from recipients of our users’ emails clicking on the link at the bottom of emails sent with IncrediMail® Xe and then downloading our products and from word-of-mouth. In addition, during 2008 we employed traditional marketing strategies, consisting primarily of online advertising, which efforts were met to our satisfaction. These efforts were employed to assist in the initial market penetration of our HiYo product in the latter part of 2008.  Having achieved the objectives originally set out, and in light of the new market conditions and our focus on profitability in 2009, we scaled back our marketing efforts and remained at a similar level in 2010.  In 2011 we supplemented the viral marketing with customer acquisition efforts aimed at accelerating our growth, increasing the number of registered users, and as a result increasing revenues. We plan to continue this effort, and increase it somewhat, in 2012

We have typically experienced stronger product sales in the first and fourth quarters, principally because our products are purchased in holiday sales in December or in the after-holiday sales in January.  This is especially so regarding our Smilebox photo-sharing software. This is in addition to the general seasonality of the Internet as well as e-commerce being more active in the winter months. Since 2007 and up until the first half of 2011, as search generated revenues accounted for a growing and more dominant portion of our revenues, the seasonality of our revenues has decreased; however, with the acquisition of Smilebox and the increased growth in product sales, we can again expect higher seasonality towards those months.

As of December 31, 2011 we had 32 employees in our sales and marketing department.

Intellectual Property

We rely on a combination of patent, copyright, trademark and trade secret laws and confidentiality and invention assignment agreements to protect our intellectual property rights.  However, we do not currently believe that they provide a significant competitive advantage.

Most of the components of our software products were developed solely by us. We have licensed certain components of our software from third parties. Except for our agreements regarding anti-spam software and some of our content licenses, most of these licenses entailed a one-time fee or are freeware. We believe that these components are not material to the overall performance of our software and may be replaced without significant difficulty.

In July 2006 a patent was awarded to the Company in the in the United States entitled “System and Method for visual feedback of command execution in electronic mail systems”.

In 2011 the Israeli Patent office concluded the examination and has notified the Company that it is willing to allow a patent of said application in Israel. A correspondent application is still pending in the EPO.

In 2007 an international application was filed for an invention entitled "Interactive Message Editing System and Method". This application was filed as part of the National Phase in the USA, Europe and China.

We enter into licensing arrangements with third parties for the use of graphic, sound and multimedia content integrated into our products.

We have registered: (i) IncrediMail, and PhotoJoy as trademarks in the United States, the European Community (a community Trademark) and China; (ii) “Smilebox Teeth Design” in the United States; and (iii) “Smilebox” in Australia, Canada, China, France, Germany, Japan, Korea,  United Kingdom and the United States.

We have pending trademark applications of “Perion” in Israel, United States the European Community (a community Trademark).

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

Competition

The vertical markets we are active in are subject to intense competition. Our products compete in the specialized market for email software products, digital photo services and PC safety and security, aiming to offer simple, safe and useful applications.

Perion was among the first companies to offer to the consumer email market a solution that combines an easy to use and intuitive email product with a gallery of creative content. Providing this kind of solution and compiling content is a lengthy process and based on a prolonged relationship with our users, and we have been doing it since 2000. We believe we have established ourselves with our unique demographic segment, as a provider of solutions answering to these needs, and we believe that we have as such an advantage over many of our competitors.

In the digital photo sharing space, our Smilebox product is unique in that it is the only service that enables consumers to create a complete range of digital creations that can be shared electronically via email, Facebook or Twitter complete with music, interactivity and animation or physically via print, DVD or photo frame. Smilebox is unique in personalizing the photo sharing experience on smart-phones, by easily enabling the user to personalize their photos with content, and which can then be shared in a way that is personal via email, SMS or Facebook.

 Our ability to compete effectively depends upon our ability to distinguish our Company and our products from our competitors and their products, and includes the following factors:

•	the simplicity of use

•	product quality;

•	product pricing;

•	the creativity, variety and volume of content accessible through our software;

•	success and timing of new product development and introductions;

•	maintaining our reputation for safe and reliable products; and

•	development of successful marketing channels.

With respect to our communication products, our main competition is with web-based email software products, such as Google's Gmail™, Yahoo! Mail™ and Microsoft's Hotmail™. The web based email market is characterized with significant competition, changing technologies and evolving products and services enhancements.

Google, Yahoo! and Microsoft each offer a web-based e-mail service in addition to the many other services they provide, such as desktop search, local search, instant messaging, photos, maps, video sharing, mobile applications, and so on. We expect these competitors to increasingly use their financial and engineering resources to compete with our client-based e-mail service, and if we are unable to successfully compete with them, our results of operations may be adversely affected.

In addition, there is some competition in the area of downloadable email clients, such as: WikMail, Arcsoft Multimedia Email™ 3 and Mind Spark Products™. In addition, our products also face competition from general email software programs offered to the private market by large Internet and software companies, such as AOL9 by America Online, Inc., Eudora® by QUALCOMM Incorporated (Nasdaq: QCOM), Thunderbird® by Mozilla Corporation and Outlook Express by Microsoft Corporation (Nasdaq: MSFT),  some of which may also incorporate certain special features that provide a personalized email experience, some of them offering creative graphic backgrounds, such as Yahoo! Mail™. Many of the large Internet and software companies offer their email software programs free of charge. Our PhotoJoy products’ main competitors, in area of providers of wallpapers, screensaver and digital photo management offer the following products: Picasa, webshots.com and screensavers.com, which offer wallpapers and screensavers both free and premium products for a fee. Competition with these products, reliance on viral marketing and technical difficulties have resulted in a reduction of the number of downloads, market share, prices and margins.

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

With respect to our Smilebox photo sharing product, Smilebox competes broadly within the photo services category. Competition includes America Greetings and Hallmark from the greetings category, Shutterfly, Kodak and Snapfish from the photo products category and services like Flikr, Facebook and Instagram in the social photo sharing category.

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

There are still relatively few laws or regulations specifically addressing the Internet. In some instances, in the EU particularly, those that have been implemented are dating rapidly as online practice (and particular social commerce and extent of online interaction and communication) evolves. As a result, the manner in which existing laws and regulations should be applied to the Internet in general, and how they relate to our business in particular, is unclear in many cases and varies from county to country. Such uncertainty arises under existing laws regulating matters, including user privacy, defamation, access changes, “net-neutrality” pricing, advertising, taxation, gambling, sweepstakes, promotions, content regulation, quality of products and services, and intellectual property ownership and infringement.

To resolve some of the current legal uncertainty, it is possible that new laws and regulations (and associated guidance) will be adopted that will be directly applicable to our activities. Any existing or new laws, regulations or legislation applicable to us could expose us to potential liability, including significant expenses necessary to comply with such laws and regulations, and could dampen the growth in use of the Internet in general. In connection with this, some of the countries in which we operate have increased their enforcement of local laws and therefore the potential impact of failing to comply with local and international legislative requirements has increased significantly.

When users visit our website or install and use our software, certain "cookies" (pieces of information sent by a web server to a user’s browser) may be generated by us and third parties we cooperate with, including our advertisers and may be placed on our customers’ computers. While we believe that our use of cookies does not result in personal identification, it has been argued that Internet protocol addresses and cookies are intrinsically personally identifiable information that is subject to privacy standards. In addition, the impact of new regulation in the EU means that, regardless of personal identification via cookies (or any similar devices), there are now obligations to inform consumers how cookies are used and provide information about cookies. Unless limited exceptions apply we will now only be able to place a cookie on terminal equipment where the user or subscriber has given their consent.  We cannot assure you that our current policies and procedures will meet these restrictive standards but we will continue to assess our use of cookies, and where necessary, work with third parties serving cookies via our websites and take steps to provide transparency, as well as assess which solution for obtaining user consent will be most appropriate. The compliance situation is compounded as not all of EU legislation is currently in force and there are likely to be a number of variations in the approach and regulations.  Today we have limited technical or operational capability to vary our website or practices on a country to country basis. There are no specific laws restricting the use of such cookies in the United States. While some courts there previously questioned whether placement of cookies on a user’s hard drive is permissible without the user’s consent, to the best of our knowledge no liability has been found.

Our approach to privacy and data protection compliance includes both technological solutions and a focus on employee awareness and behavior. We post our privacy policy and practices concerning cookies and the use and disclosure of user data on our websites. Our websites informs users through our privacy policy what information we collect about them and about their use of our services as mentioned above, in the EU at least, it is likely that further transparency and consent will be required in connection with some of our activities which use cookies and similar technologies. We also provide users with the opportunity to opt out of receiving certain communications from us.

Any failure by us to comply with our posted privacy policy, U.S. Federal Trade Commission requirements or other domestic or international privacy-related laws and regulations could result in proceedings by governmental or regulatory bodies that could potentially harm our business, results of operations and financial condition, or result in private civil actions for damages and equitable relief. In addition, abuse by third parties of the data we collect could potentially subject us to liability. In addition, the negative public perception, potential reputational damage and associated public concern over privacy practice may equally impact our business in the event of any adverse publicity around failure to comply or any regulatory investigation into our practices.

In this regard, there are still a large number of legislative proposals before the European Union, as well as before the United States Congress and various state legislative bodies, regarding privacy and other issues related to our business. Other jurisdictions could also adopt laws and regulations that could adversely impact our company and business. It is not possible to predict whether or when such laws, regulations and legislation may be adopted, and certain proposals, if adopted, could harm our business through a decrease in user registrations and revenues. These decreases could be caused by, among other possible provisions, the required use of disclaimers, mandatory consents or affirmations or other requirements before users can utilize our services.

Israel

Our database, which includes a database of registered users, falls within the definition of a database that requires registration under the Israeli Protection of Privacy Law 1981 (the “Privacy Law”). Maintaining a database other than in compliance with the Privacy Law, may subject the owner, holder, manager and operator to criminal liability and civil liability. We registered our database with the Data Base Registrar on June 21, 2004.

In addition to the registration obligations under the Privacy Law, the Privacy Law also determines that any request for information should be accompanied by a notice that indicates: whether a person is legally required to expose such information, or that such exposure is subject to such person’s own will and consent;  the purpose for which the information is requested; and to whom the information is to be delivered and for what purpose. The law also determines that any person is entitled to inspect any information about him which is kept in a certain data base. It should be stated that violating such requirements can result in imprisonment. The Privacy Law stipulates that an infringement of privacy is a civil wrong action, and authorizes the court to set compensation of NIS 50,000 (approximately US$14,000) without proof of injury. The database registrar has been granted with wide authorities in event of violation of the provisions of the law, such as canceling the registration of a certain database.

The Copyrights Law of 2007 (the “Copyrights Law”) protects, among others, artistic works, as well as sound recordings and computer programs, foreign work and moral rights (the right of paternity and the right of integrity).  The Copyrights Law set forth the amount for compensation that a court may award to a claimant without proof of injury, for each copyright or moral right infringement to NIS 100,000, (approximately USD 27,000).

On December 1, 2008, Amendment No. 40 to the Israeli Communications Law (Transmissions and Broadcasting) 5742-1982 (the “Israeli Anti-Spam Law”) came into effect.  The Israeli Anti-Spam Law prohibits dissemination of commercial e-mail advertisements, as well as other forms of electronic advertisements, without the recipient’s prior express consent.  The Israeli Anti-Spam Law applies equally to entities themselves offering goods or services, and entities distributing electronic advertisements on their behalf.  Consent may be obtained in writing, by electronic message or recorded conversation.  Advertisers may make a single contact with business recipients in order to solicit such consent; such initial contact will not be considered a violation of the Israeli Anti-Spam Law.  Recipients may revoke their consent at any time, either in writing or in the same medium used to transmit the advertisement. It is permitted to distribute commercial promotional electronic advertisements without prior recipient consent where all of the following conditions are met: (i) the recipient provided his contact information to the advertiser in the course of purchasing goods or services or negotiations for the purchase of goods or services, and the advertiser provided notice that the details so provided would be used for purposes of disseminating such advertisements; (ii) the advertiser provided the recipient the opportunity to refuse to receive such advertisements, either generally or of a particular type, and the recipient did not do so; and (iii) the advertisement  relates to goods or services similar to those described in (i) above. In addition to the consent requirements described above, the Israeli Anti-Spam Law requires that all electronic advertisements include a clear, conspicuous notice containing (i) identification of the message as an advertisement (for email communications, the word “advertisement” must appear in the email subject line; in all other electronic advertisements, such identification must appear in the beginning of the advertisement; (ii) the advertiser’s identity and contact information; and (iii) notification of the recipient’s right to opt out of receiving such advertisements and means for opting out (including an email address for email advertisements). Violations of the Israeli Anti-Spam Law may carry criminal and civil penalties.  Advertisers who disseminate advertisements in violation of the law are subject to a fine of approximately NIS 202,000 (approximately US $54,000). Failure to comply with the mandatory notice provisions carries a fine of approximately NIS 67,300 (approximately US $18,000).  Managers and individuals working for the advertiser who are responsible for marketing or promotions and who do not take sufficient measures to ensure compliance with the law may be personally liable for violations of the law and may be subject to a fine of approximately NIS 67,300 (approximately US $18,000). There is a statutory presumption that any illegal spam that was sent, was sent knowingly, unless proven otherwise. This statutory presumption of knowingly delivering illegal spam cannot even be challenged under certain instances (such as repeat offenses or distribution to a randomly selected list of addresses). The Israeli Anti-Spam Law also creates a private right of action for violations; in addition to other compensation to which recipients may be entitled, the court is authorized to award recipients statutory damages of approximately NIS 1,000 (approximately US $ 300) per email received in knowing violation of the law.  There are also provisions for punitive damages as well as civil tort liabilities. In addition, the Israeli Anti-Spam Law provides for certifying claims against advertisers who violate the Israeli Anti-Spam Law as class-action lawsuits. In light of the fact that we are headquartered out of Israel and have Israeli customers, we are challenged by these rules with respect to our email campaigns, and non-compliance would expose us to potential fines and sanction, civil tort claims, as well as potential reputational damage.

United States

The CAN-SPAM Act of 2003 is intended to regulate spam and create criminal penalties for unmarked and unsolicited email advertisements, sexually-oriented material and emails containing fraudulent headers. The USA Patriot Act is intended to give the government greater ability to conduct surveillance on the Internet by allowing it in certain cases to intercept communications regarding terrorism and compromises to national security. The Digital Millennium Copyright Act ("DMCA") is intended to reduce or shield the liability of online service providers for displaying content posted and created by third parties that contain copyright infringing materials, if the provider complies with certain policies, registers a DMCA agent with the U.S Copyright Office and adopts a "take-down" policy that is enforced. We do not presently offer such online provider services. The Children’s Online Protection Act, the Children’s Online Privacy Protection Act, and the Prosecutorial Remedies and Other Tools to End Exploitation of Children Today Act of 2003 (“COPPA”), are intended to restrict the distribution of certain materials deemed harmful to children and impose additional restrictions on the ability of online services to collect user information from minors without verifiable parental or guardianship consent. In September of 2011, the Federal Trade Commission proposed significant regulations under COPPA. Among other changes, the proposal provided for updated requirements for parental notice, expanded definitions of “personal information” and “collection”. The rules could regulate tracking cookies, device serial numbers and IP addresses of children under 13. Because of the nature of our business includes, among other things, the placement of cartoon “emoticons” in emails, we anticipate that our services could attract a significant number of users who would fall into the regulated class. Accordingly, depending on the exact regulations adopted, our business could be affected by the new rules. In addition, the Protection of Children from Sexual Predators Act of 1998 requires electronic communication service and remote computing service providers to report to law enforcement agencies any knowledge of facts or circumstances from which a violation of specified offenses involving child pornography is apparent. Because our services enable users to upload photographs to the internet and share them with others, we could be subject to liability unless our procedures adequately identify and report such violations of the law. Almost all the states in the United States have data security breach laws that impose various requirements on service providers to report to state attorneys general and send notices to affected consumers in the event of a breach of security of network and computer systems that compromise a user’s personal financial and other information, such as social security numbers and financial information. A national data breach notification bill is pending before the U.S. Congress, which if enacted into law, would likely supersede the numerous state notification laws.

In addition, some state laws govern internet activity generally. For example, the California Online Privacy Protection Act which applies to any Internet website which can be accessed by California residents and regulates information collected about users. The Massachusetts Office of Consumer Affairs and Business Regulation established data security regulations (201 CMR 17.00 et seq.) which became effective on March 1, 2010. They require any company which possesses the personal information of a Massachusetts resident to adopt and implement a comprehensive written information security program. The program must include technical, physical, and administrative safeguards for the protection of personal information owned, licensed, received, stored, maintained, processed, or otherwise accessed by the company. State legislation could require us to modify our business practices and could potentially subject us to liability.

United Kingdom and European Union

The U.K. Data Protection Act and similar European Member State implementations of the European Union Data Protection Directive establish a core framework of rights and duties which are designed to safeguard personal data processed within the EU. There are other ancillary and related laws and regulations across the EU which combine to create an extensive regulatory regime. The core data privacy framework is underpinned by a set of eight straightforward principles which we must apply to safeguard personal data. Any failure to ensure that personal information is processed in accordance with these principles could result in criminal or civil penalties as well as potentially damage our customers. EU data protection legislation further prohibits the transfer of personal data to non-EEA countries that do not meet the European “adequacy” standard for privacy protection. The European Union privacy legislation requires, among other things, the creation of government data protection agencies, registration of processing with those agencies, and in some instances prior approval before personal data processing may begin. Such legislation and the associated compliance practices implemented under such legislation may impose significant additional costs or restrictions on our business or subject us to additional liabilities.

On November 25, 2009, EU Directive 2009/136/EC was enacted, which amended certain prior directives affecting online service providers respecting the processing of personal data and the protection of privacy in the electronic communications sector. As mentioned above, this amendment tightened the restrictions around the use of cookies with EU consumers and this amended "ePrivacy Directive" now requires that:

"the storing of information or the gaining of access to information already stored in the terminal equipment of a subscriber or user is only allowed on condition that the subscriber or user concerned has given his or her consent."

Some local legislation is now implemented by Member States but others, missing the prescribed deadline for such implementation of May 2011, have not resolved and published their approach to the required changes to legislation.  Much about how this new directive may affect our operations in the European Union remains unknown until member states pass their own implementing legislation. Valuable associated regulatory guidance on best practice in those Member States that have implemented the rules is only slowly being issued leaving additional uncertainty around the changes which may be required of our business.  As others in the online market, we are observing the changes in online practice made by our peers and recognize a likely need to amend our practices.

Notably, and as mentioned above, Article 66 of the ePrivacy Directive requires both transparency about cookie use and that a provider obtain a user’s consent before a cookie is placed on the user’s computer. While a user’s choice in browser settings to allow cookies has been deemed to suffice in several European jurisdictions these  technologies have not yet emerged and as a consequence it is likely that some form of affirmative step is to be necessary to enable a user to opt in before or at the time the cookie is placed. As clarity around these new rules and associated guidance emerges we might be required to incur costs to ensure compliance and consider solutions or limitation of access to our services, and we might become subject to additional liability. Inevitably the solution required may also have a negative impact on consumer adoption and the types of services and revenue we can drive from cookie use and the information such use can derive.

In the UK at least, the government is taking a phased approach to the implementation of the ePrivacy Directive and, until May 2012, the regulator (ICO) are therefore taking the approach that if they receive a complaint about a website then they will expect to receive a response from an organization setting out how they have considered the new requirements and to demonstrate that the organization has a realistic plan to achieve compliance.

Similar to CAN-SPAM Act of 2003, the EU has equally tough legal regime as a result of the Privacy and Electronic Communications Directive (2002/58/EC), which specifically applies to the sending of unsolicited commercial email. All EU Member States now have implementations within their own national legislation which implement these rules (though not always on the same basis which complicates our compliance). As a consequence direct marketing email messages may be sent only to subscribers who have given their prior consent ("opt-in") although certain exemptions apply where there has been a prior course of dealing with the consumer in question and these can provide our business with more flexibility. We are challenged by these (and associated rules) when mounting EU email campaigns and non-compliance would expose us to potential fines and regulatory investigation and sanction on a country to country basis as well as potentially reputational damage.

C.           ORGANIZATIONAL STRUCTURE

During 2006, we formed a wholly-owned subsidiary in Delaware, for marketing and other activities (the “Delaware Subsidiary”), and formed another wholly owned subsidiary in Israel to acquire the business of our transaction processing provider, operating primarily out of Israel (the “Israeli Subsidiary”). In 2009 we refocused the transaction processing activity to deal exclusively with internally generated activity and currently the Israeli Subsidiary is inactive. In August 2011 we acquired, through our Delaware Subsidiary, all the outstanding shares of Smilebox Inc., a Washington corporation operating out of Redmond Washington.  See “Recent Developments”. Except for such subsidiaries, we do not currently have other subsidiaries.

D.           PROPERTY, PLANTS AND EQUIPMENT

We lease two facilities, one located in Tel Aviv, Israel and the second in Redmond Washington. The lease in Tel Aviv for a total area of 18,300 square feet was extended in 2011 to expire in 2015, with annual rent of approximately $18 per square foot. The lease in Redmond for a total area of 8,300 square feet was extended in 2010 to expire in 2015, with an option to extend for another 2-5 years, with annual rent of approximately $19 per square foot.

Perion owns servers that are located in Israel and Smilebox owns additional servers located in Seattle Washington for a total of 60 servers. We also rent the services of approximately 100 additional servers located around the world. Our servers include mainly web servers, application servers, ad servers, mail servers and database servers. Bezeq International Ltd. which we refer herein as "Bezeq", provides our Internet and related telecommunications services in Israel, including hosting and location facilities, needed to operate our websites. Bezeq is Israel’s largest provider of such services and is a member of Bezeq Group, Israel’s national telecommunications provider. Bezeq provides these services through standard purchase orders and invoices. We add servers and expand our systems located at their facilities as our operations require. We believe there are many alternative providers of these services both within and outside of Israel.

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

A.           OPERATING RESULTS

Overview

We design and market a suite of downloadable consumer products that are simple safe and useful. These include, customized and entertaining email software products, software for sharing digital photo creations, a photo discovery tool and PC optimization software. We believe we are unique in addressing our demographic market of second wave adopters. We believe that the user experience we have created has been successful in attracting a unique underserved demographic, seeking software application that make their life a little simpler and more enjoyable.

In the last quarter of 2011, we recorded an average of approximately 2.1 million registered downloads each month. As of December 31, 2011, we had an installed base of approximately 12.3 million, and 402,000 users of our premium products.  In the last quarter of 2011, our email users sent over 369 million IncrediMail® emails and our Smilebox users shared 2.3 million creations each month. Included in our “installed base” are users who have our software installed on their computer on the measurement date. Our users use our products for as long as six years, based on current statistics (this estimate has been adjusted upwards over the past three years). However, the length of use varies dramatically based on the product, whether it’s the free version or paid for, when the product was downloaded and other factors. We believe our historical track record of our users accepting and utilizing the search properties we offer, as well as converting registered users to purchasing customers, represents a convincing validation of our business strategy.

Prices and license fees for our products vary based on market, length of license period and whether the products are offered together. Our prices and fees range from less than $5 to about $60. These prices are subject to market conditions and can vary in currencies, other than the US dollar. Because a significant portion of our revenues come through other aggregators, it is difficult for us to know whether and to what extent inflation or a fluctuation in foreign currency exchange rates have had a material effect on our revenues and therefore there is little we can do to address these issues.

Revenues

We generate our revenues primarily from three major sources: (i) search generated revenues and other services, (ii) sale of premium software products and solutions, and (iii) advertising and other. The following table shows our revenues by category (in thousands of US Dollars):

	Year Ended December 31,
	2009	2010	2011
Search	$20,011	$22,792	$25,466
Products	6,717	5,404	7,191
Other	467	1,301	2,816
Total revenues	$27,195	$29,497	$35,473

Cost of Revenues

Cost of revenues consists primarily of salaries and related expenses, license fees, amortization of acquired technology, amortization of capitalized research and development costs and payments for content and server maintenance, all related to our product revenues and communicating with our users. The direct cost relating to search and advertising revenues are immaterial.

Research and Development Expenses, net

Our research and development expenses consist primarily of salaries and other personnel-related expenses for employees primarily engaged in research and development activities. We expect our research and development expenditures, which in 2011 increased compared to last year, primarily due to the acquisition of Smilebox Inc. and its product development effort, although decreasing as percentage of sales, to continue and increase at a moderate rate, while decreasing as a percentage of sales. The nominal increase will enable us to continue to enrich our product pipeline going forward.

Selling and Marketing Expenses

Our selling and marketing expenses consist of customer acquisition cost, salaries and other personnel-related expenses for employees primarily engaged in marketing activities, credit card commissions and fees to our payment gateway providers that provide secure Internet payment processes. As part of our strategy to accelerate growth, in 2011 we increased customer acquisition costs dramatically, particularly in the second half of the year, and expect to increase the pace of investment even further in 2012. This investment is in order to increase the number of product downloads, users and subsequently revenue generated.  Customer acquisition costs were; $1.9 million, $1.8 million and $8.1 million in 2009, 2010 and 2011, respectively. Credit card commissions include nominal transaction costs and percentage commission costs, both of which vary based on the service provider, currency, geographic location and other variables.

General and Administrative Expenses (“G&A”)

Our general and administrative expenses consist primarily of salaries and other personnel-related expenses for executive, accounting and administrative personnel, professional fees and other general corporate expenses. In order to facilitate our strategy for accelerated organic and non-organic growth in 2011 and beyond, the Company has enhanced its management team with experienced professionals, capable of taking the Company to the next level.  In the latter half of 2010, the Company engaged a new experienced CEO, created a Corporate Development department and hired a VP of Corporate Development and enhanced the other administrative functions with experienced personnel. These investments had their full impact and started showing their results in 2011. As a result, G&A expenses increased in 2010 and continued to increase in 2011.  Having completed most of the ramping up needed in this area, we currently expect that absent of acquisitions, G&A expenses to increase nominally to accommodate the Company’s growth, while decreasing as a percentage of sales in 2012.

Income Tax Expense

In 2001 and 2003, we were granted the status of "Approved Enterprise" and in 2008 we received approval for continued "Beneficiary Enterprise" status, all with respect to three separate investment programs, entitling us to a tax exemption for a period of two years and to a reduced tax rate of 10%-25% for an additional period of five to eight years (depending on the level of foreign investment in our Company). The "Approved Enterprise" status and the "Beneficiary Enterprise" status under these tax benefits programs allow for 0% corporate tax for a limited period of time on undistributed profits generated from operations, and preferential taxation of the distributed portion, requiring regular Israeli corporate tax on income generated from other sources. To the extent the Company distributes dividends from profits generated under this program, as it did in 2009 and 2010, the distributed sum would benefit only partially from this program. The Company has elected to implement the recent tax reform to its 2011 preferred income. According to which, reduced tax rate of 15% is applied to the Company's preferred income. A distribution from a Preferred Enterprise out of the “Preferred Income” would be subject to 15% withholding tax for Israeli-resident individuals and non-Israeli residents (subject to applicable treaty rates).

See " Item 10.E Taxation -  Israeli Taxation-Law for the Encouragement of Capital Investments, 1959" and Item 8. Financial Information A. Consolidated Statements and Other Financial Information - Policy on Dividend Distribution, for more information about these programs and the Company’s dividend policy.

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

A critical accounting policy is an accounting policy that management believes is both most important to the portrayal of our financial condition and results and requires management’s most difficult subjective or complex judgment, often as a result of the need to make accounting estimates about the effect of matters that are inherently uncertain. While our significant accounting policies are discussed in Note 3 to our financial statements, we believe the following accounting policies to be critical:

Revenue recognition

Search generated and other revenues from advertising, whether from keyword search, advertising on our website or in our email client, are recognized when we are entitled to receive the fee. Advertisers are charged and pay monthly, based on the number of clicks generated by users clicking on these ads.

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

Revenues from licensing The Gold Gallery content database are recognized over the term of the licensing period. We currently offer one year licenses for The Gold Gallery content database for a one-time, upfront payment. These licenses constituted less than 5% of our revenues in 2011. In the past we offered lifetime licenses as well. Our estimation of the lifetime usage of The Gold Gallery is six years and is based on historical data collected. We continually track usage patterns, and as we gather more user information, we may update this estimated useful life. If the lifetime usage of The Gold Gallery is demonstrated to be shorter or longer than the current estimate, we would recognize revenues earlier or later. Based on our current revenue streams, such an adjustment would not have a significant effect on our revenues. We intend in the future to turn this service into a product which expires after one year, without providing ongoing service or updates during the license period and as a result, recognize revenues upon purchase of the license.

Revenues from our JunkFilter Plus / Protection Center solution and Smilebox service are recognized over the term of the license.

Our deferred revenue consists of the unamortized balance of the license fees, which totaled $5.4 million as of December 31, 2011, of which $4.3 million was classified as short-term deferred revenues and the balance as long-term deferred revenue on our balance sheets.

Stock-Based Compensation

The Company accounts for share-based payment awards made to employees and directors in accordance with ASC 718, "Compensation – Stock Compensation", which requires the measurement and recognition of compensation expense based on estimated fair values. Determining the fair value of stock-based awards at the grant date requires the exercise of judgment, as well as the determination of the amount of stock-based awards that are expected to be forfeited. If actual forfeitures differ from our estimates, equity-based compensation expense and our results of operations would be impacted.

Total equity-based compensation expense recorded during 2011 was $1.2 million, of which $1.0 million was included in general and administrative expenses and the rest in research and development costs and selling and marketing expenses.

                As of December 31, 2011, the maximum total compensation cost, related to options granted to employees, not yet recognized, amounted to $1.5 million. This cost is expected to be recognized over a weighted average period of 2 years.

The Company estimates the fair value of standard stock options granted using the Binomial method option-pricing model and options with exercise that is subject to a stock price target, using the Monte Carlo simulations. The option-pricing models require a number of assumptions, of which the most significant are; expected stock price volatility and the expected option term. In 2009 and 2010, expected volatility was calculated based upon an average between historical volatilities of the Company, similar entities and industry sector index similar to the Company's characteristics, since it did not have sufficient company specific data. In 2011, expected volatility was calculated based upon actual historical stock price movements. The expected option term was calculated based on the Company’s assumptions of early exercise multiples which were calculated based on comparable companies and termination exit rate which was calculated based on actual historical data. The expected option term represents the period that the Company’s stock options are expected to be outstanding. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term.

In November 2010 the Company's Board decided to change its dividend policy so that beginning with earnings of 2011 and beyond, the Company does not intend to distribute any dividends to the holders of its ordinary shares, as result the Company has no foreseeable plans to pay dividends.

Taxes on Income

We are subject to income taxes in Israel and the U.S. Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes. Based on the guidance in ASC 740 “Income Taxes”, we use a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement.

Although we believe we have adequately reserved for our uncertain tax positions, no assurance can be given that the final tax outcome of these matters will not be different. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit, the refinement of an estimate or changes in tax laws. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate, as well as the related interest. Starting 2011, interest is recorded within finance income, net.

Accounting for tax positions requires judgments, including estimating reserves for potential uncertainties. We also assess our ability to utilize tax attributes, including those in the form of carry forwards for which the benefits have already been reflected in the financial statements. We record valuation allowances for deferred tax assets that we believe are not more likely than not to be realized in future periods. While we believe the resulting tax balances as of December 31, 2011 and 2010 are appropriately accounted for, the ultimate outcome of such matters could result in favorable or unfavorable adjustments to our consolidated financial statements and such adjustments could be material. See Note 10 to our Consolidated Financial Statements for further information regarding income taxes. We have filed or are in the process of filing local and foreign tax returns that are subject to audit by the respective tax authorities. The amount of income tax we pay is subject to ongoing audits by the tax authorities, which often result in proposed assessments. We believe that we adequately provided for any reasonably foreseeable outcomes related to tax audits and settlement. However, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved, audits are closed or when statutes of limitation on potential assessments expire.

Business combinations

We account for business combinations following ASC 805 “Business Combinations”, which requires that we allocate the purchase price of acquired companies to the tangible and intangible assets acquired and liabilities assumed, based on their estimated fair values. In addition, we expense acquisition-related expenses as they are incurred. We engage third-party appraisal firm to assist management in determining the fair values of certain assets acquired and liabilities assumed. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets.

Management makes estimates of fair value based upon assumptions it believes to be reasonable. These estimates are based on historical experience and information obtained from the management of the acquired companies and relevant market and industry data and are, inherently, uncertain. Critical estimates made in valuing certain of the intangible assets include, but are not limited to, the following: (i) future expected cash flows from license sales, maintenance agreements, customer contracts and acquired developed technologies and patents; (ii) the acquired company’s brand and market position as well as assumptions about the period of time the acquired brand will continue to be used in the combined company’s product portfolio; and (iii) discount rates. Unanticipated events and circumstances may occur which may affect the accuracy or validity of such assumptions, estimates or actual results. Changes to these estimates, relating to circumstances that existed at the acquisition date, are recorded as an adjustment to goodwill during the purchase price allocation period (generally within one year of the acquisition date) and as operating expenses, if otherwise.

In connection with purchase price allocations, we estimate the fair value of the support obligations assumed in connection with acquisitions. The estimated fair value of the support obligations is determined utilizing a cost build-up approach. The cost build-up approach determines fair value by estimating the costs related to fulfilling the obligations plus a normal profit margin. The sum of the costs and operating profit approximates, in theory, the amount that we would be required to pay a third party to assume the support obligation. See Note 2 to our consolidated financial statements for additional information on accounting for our recent acquisition.

Goodwill

Goodwill is measured as the excess of the cost of acquisition over the sum of the amounts assigned to tangible and identifiable intangible assets acquired less liabilities assumed. We review goodwill for impairment annually in October each year, and whenever events or changes in circumstances indicate its carrying value may not be recoverable in accordance with ASC 350 “Intangibles – Goodwill and other”. Goodwill impairment is deemed to exist if the carrying value of a reporting unit exceeds its fair value. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, then we would record an impairment loss equal to the difference.

We operate in one operating segment, and this segment comprises our only reporting unit. In calculating the fair value of the reporting unit, we used our market equity capitalization.

If the carrying value of a reporting unit exceeds its fair value, we then calculate the goodwill’s implied fair value by performing a hypothetical allocation of the reporting unit’s fair value to the underlying assets and liabilities, with the residual being the implied fair value of goodwill. This allocation process involves using significant estimates; include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and assumptions about the future deployment of the long-lived assets of the reporting unit. Other factors we consider are the brand awareness and the market position of the reporting unit and assumptions about the period of time we will continue to use the brand in our product portfolio. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for our goodwill.

Our most recent annual goodwill impairment analysis, which was performed during in 2011, did not result in impairment. As of December 31, 2011, the market capitalization of the Company was significantly higher than the equity book value.

Impairment of Long-Lived Assets.

We are required to assess the impairment of tangible and intangible long-lived assets subject to amortization, under ASC 360 “Property, Plant and Equipment”, on a periodic basis, when events or changes in circumstances indicate that the carrying value may not be recoverable. Impairment indicators include any significant changes in the manner of our use of the assets or the strategy of our overall business, significant negative industry or economic trends and significant decline in our share price for a sustained period.

Upon determination that the carrying value of a long-lived asset may not be recoverable based upon a comparison of aggregate undiscounted projected future cash flows from the use of the asset or asset group to the carrying amount of the asset, an impairment charge is recorded for the excess of carrying amount over the fair value. We measure fair value using discounted projected future cash flows. We base our fair value estimates on assumptions we believe to be reasonable but that are unpredictable and inherently uncertain. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for our tangible and intangible long-lived assets subject to amortization. No impairment charges were recognized during 2009, 2010 and 2011.

Research and Development Expenses, Net.

Research and development costs incurred in the process of software development before establishment of technological feasibility are charged to expenses as incurred. Costs of the production of a detailed program design, incurred subsequent to the establishment of technological feasibility are capitalized. Based on our product development process, technological feasibility is established upon completion of a detailed program design.

Capitalized software development costs are amortized commencing with general product release by the straight-line method over the estimated useful life of the software product.

At each balance sheet date, we assess the recoverability of this intangible asset by comparing the unamortized capitalized software costs to the net realizable value on a product by product basis.  Should the amount of the unamortized capitalized costs of a computer software product exceed the net realizable value, these products will be written down by the excess amount.

Recently issued accounting pronouncements.

See Item 18. Financial Statements. Note 3(w).

The following table sets forth, for the periods indicated, our statements of operations expressed as a percentage of total revenues (the percentages may not equal 100% because of the effects of rounding):

	Year Ended December 31,
	2009	2010	2011
Revenues:
Search	74%	77%	72%
Products	24	19	20
Other	2	4	8
Total revenues	100%	100%	100%
Cost of revenues	6	5	8
Gross profit	94	95	92
Operating expenses
Research and development, net	23	23	21
Selling and marketing	17	18	37
General and administrative	12	16	22
Total operating expenses	52	57	80
Operating income	42	38	12
Financial income, net	-	1	4
Income before taxes on income	42	39	16
Income tax expense	13	11	-
Net income	29%	28%	16%

As shown in the above table, our operations are generally characterized by high margins, which are attributable mainly to two factors: (i) we do not have manufacturing costs for our products, and (ii) we sell our products online and until the second half of 2011 relied primarily on viral marketing. Starting the second half of 2011, we increased our investment in customer acquisition costs dramatically to fuel future growth. These expenses increased from $1.8 million in 2010 to $8.1 million in 2011. This was the primary reason for selling and marketing expenses increasing in 2011, both nominally and as a percentage of sales, resulting in lower operating and net income margins in 2011. We expect to further increase our customer acquisition costs in 2012, increasing our sales and marketing expenses, and having a negative effect on the operating margin in 2012. However, as a result of the increased expenditure in 2011 and the subsequent increase in revenues in 2012, we expect operating margins to improve in 2012.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Search revenues. These revenues increased by 12%, from $22.8 million in 2010, to $25.5 million in 2011. This increase was due to an increase in the number of downloads and subsequently the number of users using our search service. As the number of downloads of our IncrediMail products increased, while the number of downloads of our Magentic and HiYo products decreased, search generated revenues through our partnership with Google accounted for more than 94% of these revenues, with the remaining revenues coming from other search providers.  Our current agreement with Google continues until January 31, 2013 and we therefore expect them to continue to account for virtually all the search generated revenues. We have begun to implement our search generating revenue model with our PhotoJoy and Smilebox products. While these products did not contribute significantly to search revenues in 2011, we expect them, particularly Smilebox, to generate growing search revenues in 2012, through our partnership with Google and our ability to apply this technology and the back systems required to support and track these revenues.

Products revenues. These revenues grew by over 33% in 2011, from $5.4 million in 2010 to $7.2 million in 2011.  This increase was primarily attributable to our recent acquisition of Smilebox Inc. whose products sales were $2.2 million, partially offset by a $0.4 million decrease of organic products sales. We believe that in 2012 we will see increasing revenues from the Smilebox product as a result off; (i) consolidating these product sales for a full year, as compared to only 4 months in 2011, (ii) a result of the accounting rules regarding acquired deferred revenues, deferred revenues from Smilebox product prior to the closing are adjusted downward to their fair value as of the acquisition and the resulting reduction in revenues will decrease as we complete a year post acquisition, and (iii) continued organic growth in sales of this product.  In addition, we expect to record increasing sales of our IncrediMail products and recently introduced Fixie product in 2012.

Other revenues. These revenues more than doubled in 2011, from $1.3 million in 2010 to $2.8 million in 2011.  This increase is attributable to collaboration with other vendors for the sale of their product to our users and an increase in other advertising revenues through a toolbar, on our homepage and other. We believe we will be able to maintain a similar nominal level of these sales in 2012. However, we currently have no plans for increasing our investment to grow these sales beyond that.

Cost of revenues. Cost of revenues in 2011 was $2.8 million, as compared to $1.6 million in 2010. This increase was primarily due to the acquisition of Smilebox who’s associated direct costs of approximately $0.6 million, included amortization of intangible assets and direct content costs. Smilebox content costs were based on usage, and as a result included in the cost of revenues. Since the acquisition, the Company has been working to transition these relationships to a model where the Company acquires the full rights to the content regardless of usage, paying for what is expected to be a much lower sum in advance. However, this positive effect will be more than offset by the fact that the Company will be consolidating a full year of Smilebox’s activity in 2012 as compared to only 4 months in 2011. As a result, we expect that although gross profits will increase, the gross profit margin will decline somewhat in 2012. In addition, direct cost in 2011 also included approximately $0.3 million payments to third-party search partners.

Research and development expenses, net ("R&D"). R&D increased by $0.9 million, from $6.6 million in 2010 to $7.5 million in 2011, decreasing as a percentage from sales from 23% in 2010 to 21% in 2011. The increase was as a result of our investing in enriching our product pipeline in 2011, with the Fixie product already selling in the fourth quarter of 2011, the mobile version of our Smilebox product announced shortly after the acquisition, and the recently announced PhotoJoy product for iPad and iPhone platforms. In 2012, we expect this expenditure to further increase nominally, although generally remain stable as a percentage of sales as we continue to organically enrich our product pipeline.

Selling and marketing expenses. Selling and marketing expenses more than doubled from $5.2 million in 2010 to $13.0 million in 2011. This increase was primarily attributable to the increased investment in customer acquisition costs, which increased from $1.8 million in 2010 to $8.1 million in 2011. In addition, marketing expenses increased due to personnel costs incurred by our increasing the size of our marketing department to enable us to make these investments and subsequently track the return generated.  Finally, the increase was also due to the marketing expenses incurred by the acquisition of Smilebox and the marketing expenses needed to support that product. As we look to 2012, we expect to continue to increase customer acquisition costs significantly, possibly even double, in order to further accelerate the growth in revenues. That being said, we continue to condition this investment on a positive return on investment (“RoI”) within one year, and to the extent we cannot ramp up and maintain a positive RoI, we may draw back on this expenditure.

General and administrative expenses ("G&A"). G&A increased from $4.7 million in 2010 to $7.6 in 2011. This increase was primarily due to our building a management team, primarily in the latter part of 2010, capable of scaling the business model and taking the Company to the next level, both organically and through acquisitions. As a result, in 2011 G&A on average was at a level similar to that off the last quarter of 2010. In addition, the Company recorded over $1.0 million in expenses related to the acquisition of Smilebox Inc., which in according to US GAAP is accounted for as an expense when incurred. . With exception to costs that could be incurred by future acquisitions, we expect G&A to increase nominally, primarily as a result of consolidating Smilebox for a full year, as compared to only four months in 2011,  although decrease as a percentage of sales.

Taxes on Income. Income tax in 2011 was $0.2 million, compared to $3.2 million in 2010. The decrease in income tax was a result of a number of tax credits received with respect to past years, tax refund due to settlement of tax audit with the Israeli tax authorities and the discontinuation of our dividend distribution policy. Assuming a similar tax environment in 2012, we expect an effective tax rate less than 20% for our activity in Israel and the effective tax rate for our activity in Washington will be dependent on our ability to utilize accumulated losses from prior periods.

Net Income. Net income in 2011 was $5.7 million, compared to $8.4 million, in 2010. As described above, this decrease was primarily a result of the $6.2 million increase in customer acquisition costs, amortization of intangibles resulting from Smilebox acquisition, partially offset by increased profits from the increase in revenues and capitalization of research and development costs.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Search generated revenues. These revenues increased by 14%, from $20.0 million in 2009, to $22.8 million in 2010. In 2010 we continued to collaborate with two search providers; with approximately 90% of search generated revenues being provided by our partnership with Google and the remaining 10% coming from other search providers, primarily InfoSpace. The continued increase in search generated revenues reflects the success of our strategy to leverage our large user base, primarily those using our free products. In 2011, as we implement our strategy for growth and invest in customer acquisition, we expect to accelerate the growth coming from these revenues. In 2010, we were not successful in increasing HiYo registrations and revenues, and this product while still generating revenues, no longer constitutes a product that we are focused on. As to PhotoJoy, while we now have completed a marketable product, we expect that through our customer acquisition strategy, this product will start attracting a significant number of downloads, and subsequently generate revenues in the latter part of 2011.

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

Advertising and other revenues. These revenues more than tripled in 2010, from $0.5 million in 2009 to $1.3 million in 2010.  This increase is attributable to collaboration with other vendors for the sale of their product to our users and an increase in other advertising revenues through a toolbar, on our homepage and other. We expect to be able to continue and grow these revenues, albeit they still are not expected to contribute a significant portion of our revenues in 2011.

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

Research and development expenses, net ("R&D"). R&D increased by $0.3 million, from $6.3 million in 2009 to $6.6 million in 2010, decreasing as a percentage from sales from 24% in 2009 to 22% in 2010. This decrease was a result of us maintaining the existing product suite without enriching the product pipeline for future years. Looking at 2011, we expect this expenditure to increase, although generally remain stable as a percentage of sales. The increase in expenditure in 2011 is planned for contributing to a richer product pipeline to fuel future growth.

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

Taxes on Income. Income tax in 2010 was $3.2 million, with an effective tax rate of 28%, compared to $3.5 million, with an effective tax rate of 31% in 2009. This rate reflects our decision to institute a dividend distribution policy, distributing at least 50% of net income as a dividend, in 2009 and 2010. We distributed dividends of $8.5 million in each of the years, 2009 and 2010. As a result of our policy to distribute dividends, we are not able to take full advantage of the tax reduced tax rates afforded to Approved and Beneficiary Enterprises. As we announced in November 2010, we have changed our dividend distribution policy and do not intend to distribute dividends from earnings in 2011 or beyond. As a result, and assuming a similar tax environment in 2011, we expect to have a substantially lower effective tax rate in 2011.

Net Income. The Net Income in 2010 was $8.4 million, compared to $8.0 million, in 2009. As described above, this was a result of our increase in revenues being offset by a higher level of expenditure.

B.           LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2011, working capital was $0.0 million, consisting of approximately $21.0 current assets and $21.0 current liabilities.. As of December 31, 2010, we had working capital of $28.1 million and our primary source of liquidity was $31 million in cash and cash equivalents and marketable securities, partially offset by accrued and othe short-term liabilities of $6.2 million. The decrease in working capital, cash, cash equivalents and marketable securities, as well as the increase in other short term liabilities and expenses, was entirely due to the acquisition of Smilebox Inc. in the second half of 2011. Under the terms of the acquisition agreement, the Company paid approximately $25 million, substantially in cash at closing and additional payments of up to $15 million are payable if certain milestones and performance based conditions are met, payable in two installments on the seven and fourteen months anniversary from closing. The first installment, in the amount of approximately $7 million, is expected to be paid on the seven months anniversary of closing.

The decrease in cash and cash equivalents by $19.8 million was due to cash paid upon closing the acquisition, partially offset by cash generated from our ongoing activities in 2011.

As of December 31, 2011, we had a credit facility comprised of $12 million provided by Bank Leumi Le-Israel and $8 million provided by First International Bank of Israel. The repayment of the debt under this credit facility is structured over three to five years respectively, and we have an option for early repayment. We have not utilized this credit facility as of yet.

We believe that our cash balances and cash generated from operations will be more than sufficient to meet our anticipated cash requirements for operations, at least for the next 12 months.

Net Cash Provided By Operating Activities. Net cash provided by operating activities was $10.7 million, $9.8 million and $7.0 million for 2009, 2010 and 2011, respectively. The decrease in cash provided by operating activities in 2011 was primarily a result of the $2.7 million decrease in net income as the changes in the adjustment of revenues to cash revenues and expenses to cash expenses offsetting each other.

Net Cash Provided By (Used In) Investing Activities. Net cash provided by (used in) investing activities was $13.5 million, ($10.2) million and ($8) million in 2009, 2010 and 2011, respectively.  While in 2009 and 2010, the net cash provided by or used in investment activities was a result of selling or investing in marketable securities, in 2011 the cash used in investing activities was primarily a result of investing $21.7 million in cash for the acquisition of Smilebox, partially offset by the $14.8 million in proceeds from the net sale of marketable securities.  In addition, in 2011 the Company invested in equipment and capitalized content and software costs $1.1 million.

Net Cash Used In Financing Activities. Net cash used in financing activities was $7.6 million, $7.9 million and $3.9 million in 2009, 2010 and 2011, respectively.  In all these years the cash was used primarily for the payment of dividends to shareholders, a policy that has been discontinued.

C.           RESEARCH, DEVELOPMENT, PATENTS AND LICENSES, ETC.

Our research and development activities are conducted internally by our Chief Technology Officer and a 69 person research and development staff.

Research and development expenses, net were $6.3 million, $6.6 million and $7.5 million in the years ended December 31, 2009, 2010 and 2011, respectively. In 2011 our efforts were focused on developing the back-end systems required for tracking the usage of our products and their monetization, developing new products such as our PC optimization tool Fixie that was released in the fourth quarter of 2011 and the iPad and iPhone versions of our photo discovery tool PhotoJoy. In addition, we continued to invest in the mobile version of our photo sharing product Smilebox. In 2012 we plan on increasing our investment in the mobile space, developing a new version of our IncrediMail email client for tablet, as well as further organically enriching our product suite  with new products adopted and planned for our demographic of “second wave adopters”. On a whole, we expect in 2012 this investment will increase nominally, although it will likely decrease as a percentage of sales relative to 2011.

D.           TREND INFORMATION

Sales. The increase in sales in 2011 compared to 2010 was due to the consolidation of Smilebox activities starting September 2011, as well as a continued increase in search generated revenues and other advertising revenues, partially offset by a decrease in IncrediMail product sales. Together, these increases contributed to the 20% year over year growth in revenues. We expect these same factors to continue and contribute to even accelerate growth in 2012, particularly, the consolidation of Smilebox revenues for a full year, renewed growth in premium product sales both from our Smilebox product and IncrediMail and finally moderate growth in search generated revenues.

Until the acquisition of Smilebox in the second half of 2011, the percentage of sales attributable to search grew from 74% in 2009 to 77% in 2010 and in the first half of 2011 was 78%. With the acquisition of Smilebox and resulting rapid growth in premium product sales, search generate revenues accounted for 66% of total revenues in the second half of 2011, bringing the average for the year to 72%. As a result of the continued rapid growth in premium product sales, while search generated revenues are expected to grow, we expect they will account for an even smaller portion of total revenues in 2012.

Gross Profit.  While gross profits continue to grow as a result of the growth in revenues, we expect the gross profit margin to decrease somewhat, as it did in the second half of 2011, since the acquisition of Smilebox. This small decrease is a result of Smilebox’s cost structure which includes direct costs related to the payment for the use of premium content by users in sharing their Smilebox creations. We nonetheless anticipate relatively strong profit margins.

R&D. R&D expenses increased nominally in 2011. However, as a percentage of sales they decreased as they did in 2010. We expect this trend, of nominal increases while decreasing as a percentage of sales, to continue into 2012.

Sales and marketing expenses. Our sales and marketing expenses increased by $7.7 million, from $5.2 million in 2010 to $13 million in 2011. This increase was primarily due to the increase in customer acquisition cost which increased from $1.8 million in 2010 to $8 in 2011. This increase reflects a ramping up of these expenses within 2011, reaching $3.1 million in the fourth quarter of 2011. This investment is to fuel future accelerated growth and we expect to further increase this investment in 2012 fueling growth in 2012 and 2013. In addition to the increased investment in customer acquisition costs, sales and marketing expenses have increased since the acquisition of Smilebox. We expect these expenses to grow only nominally from the level established in the last quarter of 2011.

General and administrative expenses. G&A expenses increased as well in 2011. This increase is attributable to three main factors; (i) our enhancing management with new and experienced professionals capable of taking the Company to the next level by implementing organic and non-organic growth strategies. This effort  began in the latter part of 2010 and had full financial effect in 2011, (ii) the acquisition of Smilebox in the middle of 2011, together with required overhead to manage that business, and (iii) approximately $1.0 million in one-time transaction costs associated with the Smilebox acquisition.

With exception to possible transaction costs associated with a new acquisition, we expect G&A expenses in 2012 to continue at their current level.

Taxes on Income.  In 2011 we benefited from significant non-recurring tax credits and tax settlements with the Israeli Tax Authorities, as we look towards 2012, we do not currently expect such tax credits and expect an effective tax rate of approximately 20% on our activity in Israel. As to our activity in Redmond, Washington, this will depend on our ability to utilize losses carried forward from previous periods and other factors.

Industry trends expected to affect our revenues, income from continuing operations, profitability and liquidity or capital resources:

1.
As a result of our in depth consumer research and the success of our email client, we have found that our products address an underserved market of later technology adapters. We have found that these consumers are looking for simple, safe and useful products that assist in better utilizing their time. We intend to address this unique market segment, which is the largest growing audience online today, by further adapting our products to better address their evolving requirements as well as offering them other products and services that they use frequently and address similar needs. This market segment, of roughly 300 million people, is currently underserved as it is not targeted by the new technology companies that are targeting early hi-tech adapters, or by the large conglomerates that seek to service horizontally the general public, rather than a specific vertical demographic. We believe that we on the other hand with our successful experience with our IncrediMail email client, are well equipped to address these needs.  We have decided to focus on three basic needs for our consumers: communications, photo sharing and safety and security. These are all areas that our research indicated are frequently used by our audience online (e.g. more than once a month and often multiple times a week) and are related to each other beginning with communications which is staple for anyone online today, using that communication means to share photos and other information and attachments and unfortunately given its very nature and ubiquity this same communication platform is the biggest cause of viruses and malware for one’s computer as hackers and criminals use the trust of a friend and the delivery mechanism of photo sharing and email.

2.
In recent years, we have witnessed an increase in the use of web-based e-mail solutions such as Microsoft Hotmail, Yahoo! Mail and Google’s Gmail.  Facebook Mail is relatively new addition to this market, having a lot of potential based on its social network popularity. While our product is based on the use of these email products, and there is still a vast market for PC based email clients, there is no doubt that the popularity of web-based email is growing at the expense of the PC based software. This has caused us to increase our efforts in adapting our product to the specific consumer needs not satisfied by the web-based solution.  Further investment is also required in other forms of online communication as audiences (especially younger ones) are using email less. The continual growth in social communication products and services as well as smartphones make it essential for our products to be compatible with Facebook, Twitter, SMS and other forms of social communication. We will continue to make investments both organic and through acquisitions to further solidify our position with new products and services focusing on social communication products and look to increase our investment on the usage of social media to generate more users to our brands.

3.
The sharing and storing of digital photos on personal computers, and on photo hosting sites such as Flickr.com, Facebook or Shutterfly has increased substantially in recent years. The convenience of such online storage of photos has created a growing commercial industry with products like personalized photo books, cards, calendars, stationery, scrapbooks (printed and digital) as well as photo backup services and storage services. The printing of 5X7 photos and sharing them via mail has significantly declined yet the number of photos taken with digital cameras has increased to 360 billion or 700,000 per minute according to the PMA and Facebook users now upload and share 190,000 photos per minute. However, a problem often experienced by people that store their photos on their hard disk or on a photo-hosting site is that they simply do not enjoy their photos as they had previously. In the past, people spent time looking through their photo albums, but today photos are saved in a computer folder and easily forgotten about or lost. Access to photos saved on personal computers is not immediate and is somewhat tedious; hence, old favorite photos are neglected over time.  Furthermore, so many photos can be overwhelming.  Both Smilebox and PhotoJoy, are aimed at helping people easily find, create and share their pictures enabling users to enjoy all the photos that they have stored on their computer or online using new capabilities, with no effort from the user. As camera phones continue to improve and more and more users use their camera phones to capture their special momentsthere is significant growth opportunity for us to help users create special memories both “in the moment” and “after the moment.”

4.
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

5.
Safety and security are also growing trends for all platforms including Mac, PC, tablets and Smartphones (iPAd and iPhone as well).  The more successful a platform the higher degree of probability that professional criminals and hackers will invade your privacy and security. According to the Data Breach Investigations Report published by Verizon in April 2011, individuals affiliated with organized crime perpetrated more than half of the data breaches involving external agents.  An underground economy has emerged to support this new industry which makes it a very attractive profit center for many hackers and criminals. The total market is expected to grow to roughly $16 billion in 2015 according to an IDC report form November 2011. This presents us with a significant opportunity through partnership and/or acquisition to enter this space with a customized solution for our users. Given the established need and competition in this space we feel a partnership or acquisition, is the best entry point and expect to make a significant investment in this space in the future.

6.
Rapid adoption of mobile devices as well as a shift to online from traditional retail has opened up the industry to new opportunities and growth possibilities. Users no longer have their information in one place and the persistent connectivity and cloud provide even more ways for criminals to access your data. There would seem to be significant demand for these types of products well into the future.

7.
As roughly 72% of our revenues are search generated, we are affected by the general trends and metrics of the search revenue market. One of the most significant metrics is the revenue per thousand impressions   ("RPM") rate. In an economic downturn, the amount advertisers are willing to pay naturally declines, reducing their cost per click (“CPC”) rate and subsequently our revenues. The RPM rate has fluctuated dramatically over the past months and it is difficult to predict a specific trend in this important metric going forward.

8.
The downloadable software market and the way it interacts with search providers have been changing. With its market leading position, Google has been the forerunner of these changes, which have also impacted our agreement with Google. It is difficult to know how process will end, although we are convinced that the process is ongoing and has not reached equilibrium. We will continue to work with Google as well with the other search companies to improve the consumer experience and address the market needs. As more and more products become cloud based services this may also impact the way in which companies like ours generate search revenue. The clear trend is to provide users with a solution that is at least partly cloud driven which enables portability for consumers and easier maintenance for companies. More and more companies however are finding new ways to generate revenues including, advertising and premium sales as well as search from the web based service. Another trend in the market as it relates to downloadable software with search monetization is the intensity of the competition. This past year the amount of competitors and the intensity of the competition have made it more difficult to maximize life time value of a consumer. We continue to focus on providing real value to the consumer from our products and services with a belief that in the long run companies with a real relationship with consumers based on a product that gives them real value is sustainable. This will be especially true in the future as the next generation of browsers may block the installation of toolbars in their current format. As mentioned earlier our solution is one of value. Our focus is on creating products and services that serve the needs of our users and provide them with real value so that they continue to use our products and brand instead of the competition.

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

F.           TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes our contractual commitments as of December 31, 2011 and the effect those commitments are expected to have on our liquidity and cash flow in future periods:

		Payments Due by Period
Contractual Commitments	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
Accrued severance pay(**)	$946
Uncertain Income Tax Positions(*)	2,151
Operating leases	2,652	760	1,470	422
Total	$5,749	760	1,470	422	-

(*) Uncertain income tax positions are due upon settlement and we are unable to reasonably estimate the ultimate amount or timing of settlement. See Note 10(i) of our Consolidated Financial Statements for further information.

(**) Severance pay obligations to our Israeli employees, as required under Israeli labor law and as set forth in employment agreements, are payable only upon termination, retirement or death of the respective employee and there is no obligation for benefits accrued prior to February 2008, if the employee voluntarily resigns. Of this amount, $462 is unfunded.

ITEM 6.                  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.            DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our executive officers and directors as of February 29, 2012:

Name	Age	Position
Josef Mandelbaum	45	Chief Executive Officer and Director
Iris Beck	46	Director
Li Carmel	39	Vice President, Human Resources
Arik Czerniak	36	Director
Alan Gelman	56	Director
Limor Gershoni Levy	41	General Counsel
Tamar Gottlieb	55	Director and Chairperson of the Board
Ron Harari	40	General Manager, Communications
Rajiv Jain	49	Chief Technology and Innovation Officer
David Jutkowitz *	61	External Director, member of Audit Committee
Yacov Kaufman	54	Chief Financial Officer
Avichay Nissenbaum *	45	External Director, member of Audit Committee
Tomer Pascal	32	General Manager, Utility Tools
Andrew Wright	49	General Manager, Photos
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

Iris Beck was elected as director in November 2011. Ms. Beck has been the Chief Executive Officer of McCann Erickson Israel since 2009. Between 2002 and 2008 she served as the Chief Marketing Officer of Partner Communications, and between 2001-2002 she served as the Chief Executive Officer of Unilever Israel. Ms. Beck holds a B.A (with distinction) in Economic Science from Haifa University and an MBA (with distinction) from Bar Ilan University, and attended Management courses at INSEAD

Li Carmel joined us in November 2009 and serves as Vice President of Human Resources. Li brings with her more than ten years of experience in Human Resources management positions in the Hi-Tech industry. She served as VP of Human Resources at Surf Communications Ltd., as Human Resources Manager at Radware Ltd., and held HR positions at Nice Systems Ltd. and Orbotech Ltd. Li holds a B.A in Psychology and Philosophy, and an M.B.A. from Tel-Aviv University.

Arik Czerniak was elected director in December 2009. Arik is a veteran internet entrepreneur and a founder of several consumer focused internet startups. He co-founded SupersonicAds in 2008, a leading social media monetization platform focused on European advertisers, and serves as its Chief Operation Officer. He co-founded Metacafe Inc., one of the world’s largest privately held video sites, with 50 million monthly visitors and was its Chief Executive Officer between 2003-2007. Before becoming an entrepreneur, Arik spent 10 years in the Israeli Air Force, and participated in the Talpiot R&D officers project. Arik has a BA in mathematics, physics and computer sciences, and  an MBA in finance and banking.

Alan Gelman was elected director in August 2011. Mr. Gelman has been the Chief Financial Officer and Deputy CEO of Bezeq Group, Israel’s largest and leading telecommunications group since 2008, and between 2006 and 2008 Mr. Gelman was the Chief Financial Officer and Deputy CEO of Delek Group. Between 2001 and 2006 Mr. Gelman was the Chief Financial Officer of Partner Communications Company Ltd., and prior to that the Chief Financial Officer of Barak ITC. Mr Gelman holds a Bachelor’s degree in Accounting from Queens College in New York and an MBA from Hofstra University in New York. Mr. Gelman is licensed as a Certified Public Accountant in the USA and in Israel.

Limor Gershoni Levy joined us in January 2011 and serves as Vice President, General Counsel and Corporate Secretary.  Prior to joining the Company Ms. Gershoni-Levy was General Legal Counsel for seven  years at Veraz Networks (NASDAQ: VRAZ), a leading provider of band-with optimization and next generation switching products. In 2010 Veraz merged with Dialogic (NASDAQ: DLGC). Before that, Ms. Gershoni-Levy was General Counsel at Medigate Ltd. a company that developed management software. Ms. Gershoni-Levy has an L.L.M  from University Tel Aviv Law School and a L.L.B in Law from Essex University, England.

Tamar Gottlieb has served as our director since 2001 and became Chair of the Board of Directors on February 3, 2006, the closing date of our initial public offering. She is a Managing Director of Harvest Capital Markets Ltd., an investment banking and financial consulting firm that she founded in January 2001. Prior to 2001, Ms. Gottlieb held Managing Director or Senior Manager positions in several investment banking institutions, including Investec Clali – Management & Underwriting Ltd. (from July 1997 to January 2001), Oscar Gruss (1996) Ltd. (from February 1996 to May 1997) and Leumi & Co. Investment Bankers Ltd. (from 1980 to 1991). From August 1991 to June 1994, Ms. Gottlieb served as the Founding Managing Director of Maalot – The Israeli Securities Rating Company Ltd., Israel’s first credit rating agency. She currently serves as a board member of several Israeli public and private companies, including Emilia Development Ltd., Leumi Mortgage Bank Ltd., Albaad Ltd., Carasso Motors Ltd. and Reit 1 Ltd.  In the past she has also served as a director of, among others, El Al Israeli Airlines Ltd. and "Dan" the Company for Public Transport Ltd. Ms. Gottlieb has a B.A. in international relations from the Hebrew University of Jerusalem and an M.A. in economics from Indiana University.

Ron Harari joined the Company as Vice President of Products in May 2011 and was recently appointed General Manager of the Communications Business division. Before joining the Company, Ron worked at ICQ/AOL for almost ten years, and was a member of the management team from 2005. During those years, Ron acted as Vice President of Web R&D, Vice President Operations and Vice President Products and Operations. Prior to working at ICQ, Ron served in a range of positions at Walla Communications (Israel's leading portal) and for the Government of Israel. Ron also currently serves as an Advisory Board Member at Treezer, a startup company specializing in ad conversions. Ron has a certificate in multimedia from New York University.

Rajiv Jain joined the Company as Chief Technology and Innovation Officer in April 2011. Previously Rajiv was Executive Vice President of Corbis.com and Chief Technology & Innovation Officer at Corbis Inc., where he was responsible for the company’s technology as well as its online consumer business. Prior to Corbis, Rajiv’s experience includes Chief Technology Officer of American Greetings Interactive (AGI), senior and executive management positions at AT&T Wireless, as General Manager of their e-commerce business; Portal Software Inc. (now Oracle); IBM; Taligent, a joint venture between Apple, Inc, HP and IBM Corporation; and prior to that, Autodesk. Rajiv received a M.S. from the University of Rochester and a B.S. from the Indian Institute of Technology. He also holds eleven software and process patents under his name and currently sits on the Founding Board of University of Washington Information School.

David Jutkowitz was reelected to serve another three year term as an "external director" in January, 2011. Mr. Jutkowitz serves as a director of Extal Ltd a producer of aluminum profiles and systems, and of King Engine Bearings Ltd. a manufacturer of engine bearings. Mr. Jutkowitz served as a director of Arad Investment and Industrial Development from 2006 till 2010, and from 2001 until October 2007, Mr. Jutkowitz has served as an external director of Carmel Investment Group Ltd., and was a member of the audit, investment and portfolio committees of Carmel Investment Group Ltd. Between 2000 and 2003, Mr. Jutkowitz held the position of CEO at BXS Ltd., where his responsibilities included managing all stages in development of the business, including the raising of funds from investors and building a local and international distribution. From 1995 until 2002, Mr. Jutkowitz held the position of CEO at E.L. Advanced Science Ltd., where his responsibilities included identifying and acquiring appropriate companies and taking an active part in the management of such companies. From 1976 to 2001, Mr. Jutkowitz held the position of CFO at Etz Lavud Ltd.

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

Avichay Nissenbaum was elected to serve a three year term as an "external director" in July 2009. Mr. Nissenbaum is a general partner and cofounder of Lool Ventures. Prior to founding Lool, Avichay Nissenbaum was the CEO & Co-founder of Yedda, an AOL company and AOL Israel Country Manager. As co-founder and CEO of Yedda, Inc. Avichay led the company to become a prominent player in the Internet social search space which led to the acquisition by AOL (A Time Warner company Nasdaq:TWX).  Prior to Yedda Avichay co-founded SmarTeam (Acquired by Dassault Systemes, Nasdaq: DASTY), a market leader in the PLM domain (Product Lifecycle Management). With over 20 years of experience in the software industry, through leadership positions in management, sales, business development, marketing, and operations, Avichay serves as a board member for Winbuyer Ltd., ComSleep Ltd. and advises and helps several startups and entrepreneurs. Avichay holds a B.Sc degree in Computer Science and a B.A in Economics.

Tomer Pascal joined us in July 2009 and currently serves as General Manager of the Utility Tools division.  Prior this appointment Tomer was the Company Vice President of Marketing. Prior to joining the Company, Tomer was co-founder of PlaySpex, a company operating in the fantasy sports field that raised a seed investment from Gemini Ventures and LightSpeed. Tomer has worked for several companies in the field of online gaming such as 888 Holdings and Ujamu.com as a Product Manager and SEO Specialist. Prior to that, Tomer worked for the Government of Israel as a systems specialist.

Andrew Wright joined the Company as General Manger of our Photo division, with the acquisition of Smilebox Inc. in August 2011. Mr. Wright founded Smilebox Inc. in 2005, currently a wholly owned subsidiary of Perion. Prior to Smilebox, Andrew was the Vice President of Games at RealNetworks, where he founded and built the RealArcade games business. Andrew was previously a Product Unit Manager at Microsoft Corporation, where he managed the consumer imaging and publishing business, including Picture It!, Home Publishing, and the Greetings product lines.

B.           COMPENSATION

The aggregate direct compensation we paid to our officers as a group (8 persons) for the year ended December 31, 2011, was approximately $3.0 million, which included approximately $0.4 million that was set aside or accrued to provide for pension, retirement, severance or similar benefits. This amount does not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses, and other benefits commonly reimbursed or paid by companies in Israel. We did not pay our officers who also serve as directors any separate compensation for their directorship during 2011.

The aggregate direct compensation we paid to our directors who are not officers for their services as directors as a group for the year ended December 31, 2011 was approximately $256 thousand. Directors are also reimbursed for expenses incurred in order to attend board or committee meetings.

As of February 29, 2012, there were outstanding options to purchase 1,090,000 ordinary shares granted to 14 of our directors and officers, at a weighted average exercise price of $5.57 per share. These options were granted under our 2003 Israeli Share Option Plan, as amended, (the "2003 Plan").

The compensation of our directors who are not officers of our Company, including our external directors, was approved by the Company’s governing bodies, as required under the Israeli law In accordance with these resolutions, (i) annual gross compensation for external directors is $25,000, and $500 (plus value added tax (“V.A.T.”), if applicable) per meeting, while other directors, who are not officers, receive annual gross compensation of $35,000, with no payment per meeting (plus V.A.T., if applicable) to be paid in four equal quarterly installments; (ii) a grant of options to purchase 10,000 of our ordinary shares, with the following terms: (a) each option shall be exercisable for one ordinary share at an exercise equal to the closing price on the date of grant of the options, as reported by the Nasdaq Capital Market; (b) the options shall vest in three equal parts; and (c) any and all other terms and conditions pertaining to the grant of the options shall be in accordance with, and subject to, the "2003 Plan" adopted by the Company in 2003 and our standard option agreement executed by each director and by the Company promptly after the date of grant.

In accordance with the shareholders' approval of December 27, 2007 each of the directors who is not an employee of the Company, receives for each year of service by such person as a director of the Company, an option to purchase 10,000 ordinary shares of the Company (in this subsection - the "Annual Grant"), under the following terms: (a) the Annual Grant shall be made immediately following the annual general meeting of the shareholders of the Company in the relevant year, commencing with the shareholders meeting held on December 27, 2007; (b) each option shall be exercisable for one ordinary share at an exercise price equal to the closing price of an ordinary share on the date of the annual general meeting of the shareholders of the Company upon which such option was granted, as reported by the Nasdaq Global Market; and (c) the options shall vest in four equal portions on each anniversary of the Annual Grant, commencing with the first anniversary. Any and all other terms and conditions pertaining to the grant of the options shall be in accordance with, and subject to, the 2003 Plan and our standard option agreement. In accordance with this resolution, all directors who are not officers were granted 10,000 options on January 6, 2011 and on October 27, 2011, after the 2010 and 2011 annual general meetings.

On July 17, 2008, and following approval by our audit committee and board of directors, our shareholders approved a grant to Ms. Tamar Gottlieb of options to purchase 10,000 ordinary shares of the Company, under the following terms: (a) each option shall be exercisable for one ordinary share at an exercise price equal to the closing price of an ordinary share on July 17, 2008, as reported by the Nasdaq Global Market; and (b) the options shall vest in three equal portions on each anniversary of the date of approval of the grant, commencing with the first anniversary. Any and all other terms and conditions pertaining to the grant of the options hereunder shall be in accordance with, and subject to, the 2003 Plan and the Company's standard option agreement. See "Item 6.E Share Ownership — Employee Benefit Plans — The 2003 Plan" below.

On July 9, 2009, following approval by our audit committee and board of directors, our shareholders amended the terms of options granted to the external directors and the directors of the Company.  In accordance with the amendment, our directors' recurring annual stock option grants or an Annual Grant have a vesting period of three years (instead of four years) from the date of grant.  Also, upon termination or expiration of the applicable director's service with the Company, provided that the termination or expiration is not "for Cause" and not resulting from the director's resignation, the stock options granted to such director shall retain their original termination dates, and shall not terminate 90 days after the applicable termination date, and the next upcoming tranche of stock options, of each grant, that are scheduled to vest immediately subsequent to the termination date, if any, shall automatically vest and become exercisable immediately prior to the termination date.  In addition, to avoid a possible conflict of interest while discussing a Change of Control of the Company (which may result in the termination of the director’s term of office), all unvested options held by the director shall automatically vest and become exercisable upon such "Change of Control" event. "Change of Control" is defined for these purposes as: (i) merger, acquisition or reorganization of the Company with one or more other entities in which the Company is not the surviving entity, (ii) a sale of all or substantially all of the assets of the Company; (iii) a transaction or a series of related transactions as a result of which more than 50% of the outstanding shares or the voting rights of the Company are held by any party (whether directly or indirectly).

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

Our board of directors generally consists of seven directors, two of whom qualify as "external directors" for Israeli law purposes and have been determined by our board of directors to qualify as "independent" for Nasdaq Stock Market Purposes as well. Other than external directors, who are subject to special election requirements under Israeli law, our directors are elected in three staggered classes by the vote of a majority of the ordinary shares present and entitled to vote at meetings of our shareholders at which directors are elected. The members of only one staggered class will be elected at each annual meeting for a three-year term, so that the regular term of only one class of directors expires annually. At our annual general meeting on December 31, 2009, the term of the first class, consisting of Tamar Gottlieb and Yaron Adler, expired, Tamar Gottlieb was reelected, Yaron Adler was not and Arik Czerniak was elected in his place for a three-year term. At our 2011 annual general meeting held in October 2011, the term of the third class, consisting of Arik Ramot, expired, he did not stand for reelection and Iris Beck was elected in his place for a three-year term.  The external directors will not be assigned a class and will serve in accordance with Israeli law. On July 9, 2009, Avichay Nissenbaum was elected as an external director for a three-year term and at our 2010 annual shareholder meeting held on January 6, 2011, David Jutkowitz was reelected for another three year term as an external director of the Company, Ofer Adler was reelected for a three year term as director, and Josef Mandelbaum was elected for a three year term as director. In August 2011 the Board of Directors appointed Alan Gelman, to fill the vacancy occurring after the resignation of Ofer Adler for personal reasons, which took effect on August 7th 2011.  Mr. Gelman was appointed to complete Mr. Adler’s term until the annual meeting of shareholders of the Company to be held in the year 2013 and the due election of his successor.

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

There is no limitation on the number of terms that a director may serve. However, as described below, external directors may serve one term of three years,  and subject to certain conditions, an additional two terms of three years each, under specific conditions as prescribed by law.

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

The board of directors appoints its chairperson from among its members in accordance with our articles of association and subject to the provisions of the Companies Law. Pursuant and subject to our articles of association, the chairperson convenes and presides over the meetings of the board. The quorum required for meetings of the board is a majority of the members of the board who are lawfully entitled to participate and vote at the meeting, and resolutions are approved by a vote of the majority of the members present. If the board of directors meeting is adjourned for failure to obtain a quorum and at the adjourned meeting a quorum is not present, then the quorum shall be constituted by the presence of two directors then in office who are lawfully entitled to participate and vote at that meeting. Subject to the provisions of the Israeli Companies Law a director may appoint an alternate director to attend a meeting in his or her place, but an alternate director so appointed must be approved by the board prior to the relevant meeting.

Pursuant to the requirements of the Israeli Companies Law, our board has determined that at least one of our directors must have accounting and financial expertise (in addition to the external directors that must have accounting and finance expertise). In determining such number of directors, the board considered, among other things, the business of our Company, our size and the scope and complexity of our operations. Such determination also took into account our total number of directors as set forth in the articles of association in accordance with the Israeli Companies Law.

Each of our executive officers serves at the discretion of our board of directors and holds office until his or her successor is elected or his or her earlier resignation or removal.

External Directors

Under the Israeli Companies Law, Israeli companies whose shares have been offered to the public in or outside of Israel are required to appoint at least two external directors to serve on their board of directors for a three year term. At the extraordinary shareholder meeting held on July 9, 2009, Mr. Avichay Nissenbaum was appointed as an external director. In addition Mr. David Jutkowitz was appointed as an external director at the annual shareholders meeting held on December 27, 2007 and reappointed at the annual shareholders meeting held on January 6, 2011.

Each committee of the board of directors entitled to exercise any powers of the board is required to include at least one external director. The audit committee must include all the external directors.

In accordance with the Companies Law, and the provisions of a recent amendment which was enacted and went into effect during 2011, a person may be appointed as an external director if he or she has professional qualifications or if he or she has accounting and financial expertise. In addition, at least one of the external directors must have accounting and financial expertise. A person may not serve as an external director, if he is a relative of a person controlling the Company, or if at the date of his or her appointment or within the prior two years, that person, or his or her relatives, partners, employers, to whom he reports directly or indirectly or entities under his or her control, are subject to, have or had any affiliation with us,  to any entity or person controlling us or to a relative of any entity or person controlling us, at the time of appointment or to another entity, and in a company where there is no person or entity controlling it or a shareholder with a control block of at least 25% of the votes in a shareholders meeting, there is also no affiliation to anyone whom, on the date of appointment, is the chairperson of the board of directors of the company, chief executive officer, a major shareholder who holds at least 5% of the issued and outstanding shares of the company or 5% of the votes at a shareholders meeting, or the most senior executive officer in the finance department of the company. Under the Companies Law, "affiliation" is defined in this context to include an employment relationship, a business or professional relationship maintained on a regular basis, control or service as an office holder. However, the service of a director who was appointed for the purpose of being an external director in a company that intends to first offer its shares to the public is not considered a prohibited affiliation. An office holder is defined in the Companies Law as any general manager, chief business manager, deputy general manager, vice general manager, or any manager assuming the responsibilities of any of these positions regardless of that person’s title, as well as a director, or a manager directly subordinate to the general manager.

A person may not serve as an external director if that person’s position or other activities create, or may create, a conflict of interest with the person’s service as a director or may otherwise interfere with the person’s ability to serve as a director. Additionally, no person may serve as an external director if the person, the person’s relative, spouse, employer or any entity controlling or controlled by the person, has a business or professional relationship with someone with whom affiliation is prohibited, even if such relationship is not maintained on a regular basis, excepting negligible relationships, or if such person received from the company any compensation as an external director in excess of what is permitted by the Israeli Companies Law. If at the time any external director is appointed, all members of the board are the same gender, then the external director to be appointed must be of the other gender.

External directors are elected by a majority vote at a shareholders’ meeting, as long as either:

•
the majority of shares voted for the election includes at least majority of the shares held by non-controlling shareholders voted at the meeting, and excluding shares held by a person with a personal interest in the approval of the election, excluding a personal interest which is not as a result of his connection with the controlling shareholder  (excluding abstaining votes); or

•	the total number of shares of non-controlling shareholders voted against the election of the external director does not exceed two percent of the aggregate voting rights in the company.

The Israeli Companies Law provides for an initial three-year term for an external director, which may be extended for two additional three-year terms. Thereafter (with respect to companies whose securities are listed on certain designated stock exchange, including the Nasdaq Global Market), he or she may be reelected by our shareholders for additional periods of up to three years each, in each case provided that the audit committee and the board of directors confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period(s) is beneficial to the company. External directors may be removed only:

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

External directors may be compensated only in accordance with regulations adopted under the Israeli Companies Law, and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with service provided as an external director. The regulations provide three alternatives for cash compensation to external directors: a fixed amount determined by the regulations, an amount within a range set in the regulations, or an amount that shall not be lower than the compensation received by another director nor higher than the average compensation to other directors. "Another" or "other" directors are defined in the applicable regulations as directors of the company that are not external directors and who are not (1) controlling shareholders of the company or (2) employees or service providers of the company on a regular basis or (3) serving at, or providing services on a regular basis, to a company that controls the company or to a company that is under common control with the company or (4) directors who do not receive compensation from the company. A company also may issue shares or options to an external director at an amount not lower than that received by another director (as defined in the applicable regulations) nor higher than the average amount granted to other directors (as defined in the applicable regulations). Cash compensation at the fixed amount determined by the regulations does not require shareholder approval. Compensation determined in any other manner requires the approval of the company’s audit committee, board of directors and shareholders, in that order. Compensation of external directors must be determined prior to their consent to serve as external directors.

Nasdaq Market Governance Requirements for Foreign Private Issuers

Assuming that we maintain our status as a foreign private issuer, under the Nasdaq Listing Rules, a foreign private issuer may generally follow its home country rules of corporate governance except for certain matters such as composition of the audit committee (as discussed below). NASDAQ Listing Rules specify that the board of directors must contain a majority of independent directors and that the independent directors must have regularly scheduled meetings at which only independent directors are present. Our board contains two independent directors in accordance with the provisions contained in Sections 239-249 of the Israeli Companies Law – 1999 and Rule 10A-3 of the general rules and regulations promulgated under the Securities Act of 1933, rather than a majority of independent directors. Israeli law does not require, nor do our independent directors conduct, regularly scheduled meetings at which only they are present. See "Item 10.B Memorandum and Articles of Association — NASDAQ Listing Rules and Home Country Practices" and "Item 16G – Corporate Governance" for a summary of the significant ways in which our corporate governance practices follow the requirements of Israeli law rather than Nasdaq governance requirements for domestic companies. Investors are cautioned that there are other NASDAQ governance requirements with which, as a foreign private issuer, we may elect not to comply. If we so elect, we will provide disclosure of any Nasdaq governance requirements we elect not to comply with in accordance with NASDAQ's disclosure requirements, as may be in effect from time to time.

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation committee, investment committee and a nominating and governance committee.

Audit Committee

Our audit committee is comprised of David Jutkowitz, Avichay Nissenbaum (both of which are external directors) and Alan Gelman and operates pursuant to a written charter. David Jutkowitz serves as the chairperson of the audit committee.

NASDAQ Requirements

Under the listing requirements of the NASDAQ Stock Market, a foreign private issuer is required to maintain an audit committee that has certain responsibilities and authority (such as being directly responsible for the appointment, compensation, retention and oversight of the work of the issuer’s public accountants). In addition, applicable NASDAQ Listing Rules require that a foreign private issuer can maintain an audit committee that meets the requirements of Rule 10A-3(b)(subject to the exemptions provided in Rule 10A-3(c)) under the Exchange Act, instead of an audit committee composed solely of independent directors. We currently maintain a board of audit in accordance with Israeli home country regulations, meeting these requirements of Rule 10A-3, in that our audit committee complies with the requirements under Israeli law.

Israeli Companies Law Requirements

Under the Israeli Companies Law, the board of directors of a public company must establish an audit committee. The audit committee must consist of at least three directors and must include all of the external directors, and the majority of its members must be independent directors. The audit committee may not include the chairman of the board, any director employed by the company or employed by a person or entity controlling the company or by an entity in control of such a controlling person or entity, director who provides services on an ongoing basis to the company, a person or entity controlling the company as well as a director who derives most of his earnings from a controlling entity. The chairperson of the audit committee must be an external director, the required quorum for audit committee meetings and decisions is a majority of the committee members, of which the majority of members present must be independent and external directors, and any person who is not eligible to serve on the audit committee is further restricted from participating in its meetings and votes, unless the chairman of the audit committee determines that such person’s presence is necessary in order to present a certain matter, provided however, that company employees who are not controlling shareholders or relatives of such shareholders may be present in the meetings but not for the actual votes, and likewise, company counsel and secretary who are not controlling shareholders or relatives of such shareholders may be present in the meetings and for the decisions if such presence is requested by the audit committee.

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

On December 20, 2010 our Audit committee had been authorized by the Company's board of directors to act as the financial statements review committee in accordance with the Israeli Companies regulations with respect to the procedure in which financial statements should be approved by companies. Such regulations state, among other things, that a financial statements review committee shall discuss and prepare recommendations to the board of directors about matters related to the financial statements such as: estimations, internal control procedures, accounting policies, etc. The regulations permit that the audit committee shall act as the financial statements review committee, provided that the audit committee meets the requirements set forth in the regulations.

Compensation Committee

As a foreign private issuer, we comply with our home country regulations with respect to the compensation committee. Unlike the Nasdaq Marketplace Rules, applicable to domestic issuers, which require that the determination of the compensation of an executive officer be made by a majority of the independent directors on the board or a compensation committee comprised solely of independent directors, under the Israeli Companies Law and the Company's article of association, the compensation of an executive officer, who does not serve on our board, can be approved by the compensation committee (in lieu of the audit committee, subject to meeting certain prerequisites) followed by the approval of the board of directors.

Our compensation committee is comprised of Tamar Gottlieb, Avichay Nissenbaum and David Jutkowitz, and operates pursuant to a written charter. The compensation committee is authorized on a yearly basis, to recommend the terms of compensation for officers who are not directors, and to approve the issuance of employee share options under our 2003 Plan and benefit plans and approve incentive compensation for our other employees.

Investment committee

Our investment committee is comprised of Tamar Gottlieb, David Jutkowitz, Avichay Nissenbaum and Josef Mandelbaum. The Investment Committee is responsible for formulating the overall investment policies of the Company, and establishing investment guidelines in furtherance of those policies. The Committee monitors the management of the portfolio for compliance with the investment policies and guidelines and for meeting performance objectives over time as well as assist the board of directors in fulfilling its oversight responsibility for the investment of assets of the company.

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

Internal Auditor

Under the Israeli Companies Law, the board of directors of a public company must appoint an internal auditor nominated in accordance with the audit committee’s recommendation. The role of the internal auditor is to examine whether a company’s actions comply with the law and proper business procedure. The internal auditor may be an employee of the company employed specifically to perform internal audit functions but may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of the company’s independent accounting firm or its representative. The Israeli Companies Law defines an interested party as a substantial shareholder of 5% or more of the shares or voting rights of a company, any person or entity that has the right to nominate or appoint at least one director or the general manager of the company or any person who serves as a director or as the general manager of a company. The internal auditor’s term of office shall not be terminated without his or her consent, nor shall he or she be suspended from such position unless the board of directors has so resolved after hearing the opinion of the audit committee and after giving him or her a reasonable opportunity to present his or her position to the board and to the audit committee. The accounting firm of Yardeni-Gelfand provides us with  internal auditor services.

Certain Employment Agreements with Directors

We have entered into employment agreements, effective July 6, 2010, with Josef Mandelbaum to retain his services as Chief Executive Officer. The employment agreement does not provide for a specified term and may be terminated by either party upon 180 days prior notice. The employment agreement includes the grant of options, the terms of which are as is customary in the Company. However, a portion of the options are also subject to the Company’s share reaching a strike price higher than market at the time. Upon termination by us of the employment of the executive other than for "cause" (as set forth in the agreement), we are required to continue to pay the terminated executive his salary, benefits and bonus until the end of the 180 day notice period. However, we will have the option to pay Mr. Mandlebaum a lump sum equal to all amounts due as of the notice date. As required by Israeli law, we will also remit severance payment to Mr. Mandlebaum in an amount equal to one month’s salary for each year of employment with us following the first year of employment (and a pro rata portion of such monthly salary for each portion of a year of employment following the first year of employment). Such amount of severance payment will be remitted to the executive even if he voluntarily terminates his employment with us. In the event that we terminate the employment of Mr. Mandelbaum for "cause," we will not be required to give prior notice and/or to pay the executive severance payment, except for payment required by Israeli law. In the event that Mr. Mandlebaum resigns without giving the required notice period, we may deduct from the money that we owe Mr. Mandlebaum an amount equal to the wages to which he would have been entitled had he worked during the notice period. With regard to the options granted, in the event that Mr. Mandelbaum resigns: (1) the period during which his vested options will be exercisable shall be one (1) year from termination date (as such term is define in the 2003 Plan); and (2) a number of unvested options equal to the pro rata options (as such term is defined in his option agreement) shall become vested. In the event that the employment is terminated by the Company without “cause” (as defined in the 2003 Plan):  the period during which vested options will be exercisable shall be the period ending on the expiration date (as set forth in his option agreement) and (2) a number of unvested options equal to the pro rata options (as such term is defined in his option agreement) shall become vested.

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

D.           EMPLOYEES

As of December 31, 2011 we had 139 employees. The breakdown of our employees by department and fiscal period is as follows:

	December 31,
	2009	2010	2011
Management and administration	12	21	24
Support	16	14	14
Research and development	64	54	69
Selling and marketing	19	18	32
Total	111	107	139

As of December 31, 2011, 93 of our employees were located in Israel, and 46 employees located in the US.  In Israel we are subject to certain labor statutes and national labor court precedent rulings, as well as to some provisions of the collective bargaining agreement between the Histadrut, which is the General Federation of Labor in Israel, and the Coordination Bureau of Economic Organizations, including the Industrialist’s Association of Israel. These provisions of collective bargaining agreements apply to our Israeli employees by virtue of extension orders issued in accordance with relevant labor laws by the Israeli Ministry of Industry, Trade and Labor, and which apply such agreement provisions to our employees even though they are not directly part of a union that has signed a collective bargaining agreement. The laws and labor court rulings that apply to our employees principally concern minimum wage laws, procedures for dismissing employees, determination of severance pay, leaves of absence (such as annual vacation or maternity leave), sick pay and other conditions for employment. The expansion orders which apply to our employees principally concern the requirement for the length of the workday and the work-week, annual recuperation pay and commuting expenses, compensation for working on the day before and after a holiday and payments to pension funds and other conditions for employment. Furthermore, these provisions provide that the wages of most of our employees are adjusted automatically. The amount and frequency of these adjustments are modified from time to time. Additionally, we are required to insure all of our employees by a comprehensive pension plan or a senior employees' insurance according to the terms and the rates detailed in the order. In addition, Israeli law determines minimum wages for workers, minimum paid leave or vacation, sick leave, working hours and days of rest, insurance for work-related accidents, determination of severance pay, the duty to give notice of dismissal or resignation and other conditions of employment. In addition, certain laws prohibit or limit the employer’s ability to dismiss its employees in special circumstances. We have never experienced a work stoppage, and we believe our relations with our employees are good.

Israeli law generally requires the payment of severance by employers upon the retirement or death of an employee or upon termination of employment by the employer or, in certain circumstances, by the employee. The Company’s agreements with employees in Israel, joining the Company since February 2, 2008, are in accordance with section 14 of the Severance Pay Law -1963, whereas, the Company’s contributions for severance pay shall be instead of its severance liability. Upon contribution of the full amount of the employee’s monthly salary, and release of the policy to the employee, no additional calculations shall be conducted between the parties regarding the matter of severance pay and no additional payments shall be made by the Company to the employee. Further, the related obligation and amounts deposits on behalf of such obligation are not stated on the balance sheet, as they are legally released from obligation to employees once the deposit amounts have been paid.

We currently fund most of our ongoing severance obligations through insurance policies. As of December 31, 2011, our net accrued unfunded severance obligations totaled $0.5 million.

Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which covers, amongst other benefits, payments for state retirement benefits and survivor benefits, (similar to the United States Social Security Administration) as well as state unemployment benefits. These amounts also include payments for national health insurance. The payments to the National Insurance Institute can equal up to approximately 17.9% of wages subject to a cap if an employee’s monthly wages exceed a specified amount, of which the employee contributes approximately 12% and the employer contributes approximately 5.9%.

E.           SHARE OWNERSHIP

Security Ownership of Directors and Executive Officers

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of February 29, 2012 by:

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

 Except as indicated in the footnotes to this table, each shareholder in the table has sole voting and investment power for the shares shown as beneficially owned by them. Percentage ownership is based on 9,917,046 ordinary shares outstanding on February 29, 2012.

Name	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Outstanding
Yacov Kaufman (1)	158,666	1.6%
Andrew Wright	128,538	1.3%
Tamar Gottlieb (2)	104,380	1.0%
Josef Mandelbaum (3)	60,000	*
David Jutkowitz (4)	30,000	*
Li Carmel (5)	15,000	*
Avichay Nissenbaum (6)	11,900	*
Tomer Pascal (7)	11,667	*
Arik Czerniak (8)	10,000	*
Limor Gershoni Levy (9)	8,333	*
Rajiv Jain (10)	8,333	*
All directors and officers as a group (11 persons) (11)	546,817	5.3%
____________________________
* Represents less than one percent

(1)
Includes options to purchase 20,000 ordinary shares at an exercise price of $3.00 per share, 30,000 ordinary shares at an exercise price of $3.51 per share, 33,333 ordinary shares at an exercise price of $6.75 per share and 8,333 at an exercise price of $7.50 per share, exercisable within 60 days of this Annual Report.

(2)
Includes options to purchase10,000 ordinary shares at an exercise price of $2.30 per share, 10,000 ordinary shares at an exercise price of $3.26 per share, 10,000 ordinary shares at an exercise price of $5.21 per share, 3,333 ordinary shares at an exercise price of $7.85 per share and 6,667 at an exercise price of $9.98 per share, exercisable within 60 days of this Annual Report.

(3)
Represents options to purchase 50,000 ordinary shares at an exercise price of $4.38 per share and 10,000 ordinary shares at an exercise price of $7.50, exercisable within 60 days of this Annual Report.

(4)
Represents options to purchase 10,000 ordinary shares at an exercise price of $2.30 per share, 10,000 ordinary shares at an exercise price of $5.21 per share, 3,333 ordinary shares at an exercise price of $7.85 per share and 6,667 at an exercise price of $9.98 per share, exercisable within 60 days of this Annual Report.

(5)	Represents options to purchase 6,667 ordinary shares at an exercise price of $6.15 per share and 8,333 at an exercise price of $7.50 per share, exercisable within 60 days of this Annual Report.

(6)	Includes options to purchase 6,667 ordinary shares at an exercise price of $5.86 per share and 3,333 at an exercise price of $7.85 per share, exercisable within 60 days of this Annual Report.

(7)	Represents options to purchase 6,667 ordinary shares at an exercise price of $6.15 per share and 5,000 at an exercise price of $7.50 per share, exercisable within 60 days of this Annual Report.

(8)	Represents options to purchase 3,333 ordinary shares at an exercise price of $7.85 per share and 6,667 at an exercise price of $9.98 per share, exercisable within 60 days of this Annual Report.

(9)	Represents options to purchase 8,333 ordinary shares at an exercise price of $7.11 per share, exercisable within 60 days of this Annual Report.

(10)	Represents options to purchase 8,333 ordinary shares at an exercise price of $7.25 per share, exercisable within 60 days of this Annual Report.

(11)	Includes options to purchase 285,000 ordinary shares, exercisable within 60 days of this Annual Report.

Employee Benefit Plans

Our current equity incentive plan was adopted in 2003 under Section 102 of the Israeli Income Tax Ordinance, providing certain tax benefits in connection with share-based compensation. Please also see Note 11 of our financial statements included in this annual report for information on the options issued under our plan.

Under the 2003 Plan, we may grant to our directors, officers, employees, service providers and controlling shareholders options to purchase our ordinary shares. Following an increase in the number of shares available for grant approved by our board of directors and shareholders in December 2007 and January 2011, as of December 31, 2011 a total of 2,421,403 ordinary shares are subject to the 2003 Plan. Any expired or cancelled options are available for reissuance under the 2003 Plan. Our employees, officers and directors may only be granted options under Section 102 of the Israeli Income Tax Ordinance (the "Tax Ordinance"), which provides for a beneficial tax treatment, and our non-employees (such as service providers) and controlling shareholders may only be granted options under another section of the Tax Ordinance, which does not provide for similar tax benefits. To be eligible for tax benefits under Section 102, options or ordinary shares must be issued through a trustee, and if held by the trustee for the minimum required period, the employees and directors are entitled to defer any taxable event with respect to the options until the earlier of (i) the transfer of the options or underlying shares from the trustee to the employee or director or (ii) the sale of the options or underlying shares to any other third party. Based on elections made by us, our employees and directors will only be subject to capital gains tax of 25% on the sale of the options or the underlying shares, provided the trustee holds their options or, upon their exercise, the underlying shares for the lesser of (i) 30 months, or (ii) 24 months following the re-pricing of any options and for options without re-pricing for 24 months following the end of the calendar year in which the options were granted, and if granted after January 1, 2006, for only 24 months. We may not deduct expenses pertaining to the options for tax purposes.

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

The board of directors of the Company has determined that it is in the interests of the Company to allow our employees in the United States to participate in our stock option plans for employees. According to the laws in the United States (particularly the U.S. Internal Revenue Code of 1986, as amended) in order for a grant of options to qualify as an “incentive stock option” it must, amongst other requirements, be granted pursuant to a plan which is approved by the stockholders of the granting corporation within 12 months before or after the date such plan is adopted. Therefore, the board of directors has resolved to seek shareholder approval for the adoption of an amendment for U.S. taxpayers to the 2003 Plan (the "U.S. Appendix"), for the award of options to purchase Shares under the 2003 Plan, all of which may be issued under the U.S. Appendix pursuant to "incentive stock options" within the meaning of the U.S. Internal Revenue Code of 1986, as amended. In the annual shareholders meeting of the Company, held on October 27th, 2011, the 2003 Plan has been amended, in order to adopt the US Appendix for U.S taxpayers.

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

In December 2011, the Company's board of directors adopted a compensation policy according to which the eligibility of employees for option grants under the 2003 Plan was established. The compensation policy also sets forth guidelines regarding employee salaries and bonuses.

ITEM 7.                  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           MAJOR SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of February 29, 2012 by each person or group of affiliated persons that we know beneficially owns more than 5% of our outstanding ordinary shares. Other than with respect to our directors and officers, we have relied on public filings with the SEC. Unless otherwise stated herein, each shareholder’s address is c/o Perion Network Ltd., 4 HaNechoshet Street, Tel Aviv 69710, Israel.

Beneficial ownership of shares is determined in accordance with the Securities Exchange Act of 1934 and the rules promulgated thereunder, and generally includes any shares over which a person exercises sole or shared voting or investment power. Ordinary shares that are subject to warrants or stock options that are presently exercisable or exercisable within 60 days of a specified date are deemed to be outstanding and beneficially owned by the person holding the stock options or warrants for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage of any other person.

Except as indicated in the footnotes to this table, each shareholder in the table has sole voting and investment power for the shares shown as beneficially owned by such shareholder. Percentage ownership is based 9,917,046 ordinary shares outstanding on February 29, 2012. Our major shareholders do not have different voting rights than our other shareholders.

Name	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Outstanding
Yaron Adler	721,232	7.3%
Ofer Adler	716,956	7.2%

To our knowledge, as of February 29, 2012, we had 14 stockholders of record of which 7 (including the Depository Trust Company) were registered with addresses in the United States. These United States holders were, as of such date, the holders of record of approximately 92% of our outstanding shares, including shares held through the Depository Trust Company.

B.           RELATED PARTY TRANSACTIONS

It is our policy that transactions with office holders or transactions in which an office holder has a personal interest ("Affiliated Transactions") will be on terms that, on the whole, are no less favorable to us than could be obtained from independent parties.

Generally, Affiliated Transactions which are "extraordinary transactions" (as such term is defined in the Companies Law), must be approved by a majority of our disinterested directors; nevertheless under Israeli law, under certain circumstances, such transactions (i) must first be approved by the audit committee and then by the board of directors and, in certain circumstances must also be approved by the shareholders; or (ii) may be approved by a simple majority of the board (and by a simple majority of the audit committee) and interested directors may participate in the deliberations and the voting with respect to such transactions if the majority of the members of the board (or the audit committee) have a personal interest in the approval of the transaction; provided that in such circumstances the approval of such Affiliated Transaction shall also require the approval of the shareholders.

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

ITEM 8.                  FINANCIAL INFORMATION

A.           CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Our audited consolidated financial statements for the year ended December 31, 2011 are included in this annual report pursuant to Item 18.

Legal Proceedings

We are not aware of any legal proceedings the outcome of which would have a significant impact on the Company's financial condition.

Policy on Dividend Distribution

In November 2010 we announced that as we are focusing on growth and intend to utilize our cash and investments to achieve that growth, we decided to change our dividend policy so that beginning with earnings of 2011 and beyond, we do not intend to distribute any dividends to the holders of our ordinary shares.

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

The distribution of dividends and a buy-back plan is subject to limitations under Israeli law, including permitting the distribution of dividends (and purchasing the company’s own shares) only out of profits. See "Item 10.B Memorandum and Articles of Association — Dividend and Liquidation Rights." In addition, the payment of dividends is subject to Israeli withholding taxes. See "Item 10.E Taxation — Israeli Taxation —Taxation of our Shareholders—Taxation of Non-Israeli Shareholders on Receipt of Dividends."

B.           SIGNIFICANT CHANGES

Since the date of our audited financial statements included elsewhere in this report, there have not been any significant changes other than as set forth in this report under Item 4.A. – "Recent Developments".

ITEM 9.                  THE OFFER AND LISTING

A.           OFFER AND LISTING DETAILS

Our ordinary shares have been listed on the Nasdaq Capital Market since January 31, 2006 and since June 27, 2007 on the NASDAQ Global Market ("NASDAQ"), under the symbol "MAIL", and since November 10, 2011 under the symbol “PERI”. Our ordinary shares commenced trading as a dual listed company on the Tel Aviv Stock Exchange ("TASE") on December 4, 2007 under the Hebrew letters which read "EMAIL" and since November 16, 2011 under the Hebrew letters which read “PERION”.

The following table shows, for the periods indicated, the high and low closing sale prices of our ordinary shares as reported on the NASDAQ and the TASE.

	Nasdaq Capital Market or Nasdaq Global Market		Tel Aviv Stock Exchange
	High ($)	Low ($)	High (NIS)	Low (NIS)
Five most recent full financial years
2011	8.00	3.54	29.34	12.93
2010	10.68	3.97	40.28	15.85
2009	10.56	2.50	39.69	9.12
2008	5.17	2.00	20.39	8.23
2007	9.99	4.94	25.50	19.57	*
Financial quarters during the past two recent full financial years
Fourth Quarter 2011	5.57	3.54	20.45	12.93
Third Quarter 2011	7.75	4.54	26.63	17.39
Second Quarter 2011	7.57	6.74	27.75	22.23
First Quarter 2011	8.00	6.98	29.34	24.46
Fourth Quarter 2010	7.82	5.83	28.35	20.95
Third Quarter 2010	6.25	3.97	23.35	15.85
Second Quarter 2010	7.32	4.46	27.14	17.30
First Quarter 2010	10.68	6.23	40.28	23.75
Most recent six months
February 2012	5.53	5.02	20.04	17.86
January 2012	5.00	4.01	18.86	14.70
December 2011	4.19	3.54	16.09	13.24
November 2011	5.44	3.61	20.07	12.93
October 2011	5.57	4.23	20.45	15.69
September 2011	5.85	4.54	20.94	17.39

* Since our listing on the Tel Aviv Stock Exchange on December 4, 2007.

The closing prices of our ordinary shares, as reported on the Nasdaq Global Market and on the Tel Aviv Stock Exchange on March 21st, 2012, which is the last full trading day before filing of this annual report, were $5.21 and NIS 19.04, (equal to $5.09 based on the Bank of Israel representative exchange rate as of such date), respectively.

* Since our listing on the Tel Aviv Stock Exchange on December 4, 2007.

B.           PLAN OF DISTRIBUTION

Not applicable.

C.            MARKETS

Our ordinary shares are quoted on the Nasdaq Global Market under the symbol "PERI", and on the Tel Aviv Stock Exchange under the Hebrew letters which read "PERION".

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

Dividend and Liquidation Rights

The holders of the ordinary shares are entitled to their proportionate share of any cash dividend, share dividend or dividend in kind declared with respect to our ordinary shares on or after the date of this annual report. We may declare dividends out of profits legally available for distribution. Under the Israeli Companies Law, a company may distribute a dividend only if the distribution does not create a reasonable risk that the company will be unable to meet its existing and anticipated obligations as they become due. Furthermore, a company may only distribute a dividend out of the company’s profits, as defined under the Israeli Companies Law. If the company does not meet the profit requirement, a court may allow it to distribute a dividend, as long as the court is convinced that there is no reasonable risk that such distribution might prevent the company from being able to meet its existing and anticipated obligations as they become due.

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

Our articles of association and the laws of the State of Israel do not restrict the ownership or voting of ordinary shares by non-residents of Israel.

Under the Israeli Companies Law, an annual general meeting of our shareholders should be held once every calendar year, but no later than 15 months from the date of the previous annual general meeting. The quorum required under our articles of association for a general meeting of shareholders consists of at least two shareholders present in person or by proxy holding in the aggregate at least 33 1/3% of the voting power. According to our articles of association a meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the chairperson of the board of directors designates in a notice to the shareholders with the consent of the holders of the majority voting power represented at the meeting voting on the question of adjournment. In the event of a lack of quorum in a meeting convened upon the request of shareholders, the meeting shall be dissolved. At the reconvened meeting, the required quorum consists of any number of shareholders present in person or by proxy.

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

Notices

Under the Israeli Companies Law, shareholders’ meetings generally require prior notice of at least 21 days, or 35 days if the meeting is adjourned for the purpose of voting on any of the following matters:

(1)	appointment and removal of directors;

(2)	approval of certain matters relating to the fiduciary duties of office holders and of certain transactions with interested parties;

(3)	approval of certain mergers; and

(4)	any other matter in respect of which the articles of association provide that resolutions of the general meeting may be approved by means of a voting document.

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

Election of Directors

Our ordinary shares do not have cumulative voting rights in the election of directors. Therefore, the holders of ordinary shares representing more than 50% of the voting power at the general meeting of the shareholders, in person or by proxy, have the power to elect all of the directors whose positions are being filled at that meeting, to the exclusion of the remaining shareholders. External directors are elected by a majority vote at a shareholders’ meeting, provided that either:

•
the majority of shares voted for the election includes at least a majority of the shares held by non-controlling shareholders voted at the meeting and excluding shares held by a person with a personal interest in the approval of the election, excluding a personal interest which is not as a result of his connection with the controlling shareholder (excluding abstaining votes); or

•	the total number of shares of non-controlling shareholders voted against the election of the external director does not exceed two percent of the aggregate voting rights in the company.

See "Item 6.C Board Practices" regarding our staggered board.

Transfer Agent and Registrar

American Stock Transfer and Trust Company is the transfer agent and registrar for our ordinary shares.

Approval of Related Party Transactions

Office Holders

The Israeli Companies Law codifies the fiduciary duties that office holders owe to a company. An office holder is defined in the Israeli Companies Law as any general manager, chief business manager, deputy general manager, vice general manager, or any other person assuming the responsibilities of any of these positions regardless of that person’s title, as well as a director, or a manager directly subordinate to the general manager. Each person listed in the table under "Management — Executive Officers and Directors" is an office holder under the Israeli Companies Law.

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

Compensation. Under the Israeli Companies Law, all compensation arrangements for office holders who are not directors require approval of the audit committee and the board of directors, in such order. Under our articles of association, our compensation committee has the authority to approve the compensation of all office holders, subject to the requirements of the Israeli Companies Law as referred to above. Arrangements regarding the compensation of directors (including officers who are also directors) require audit committee, board and shareholder approval, in such order.

Disclosure of personal interest. The Israeli Companies Law requires that an office holder promptly disclose to the company any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. "Personal interest", as defined by the Israeli Companies Law, includes a personal interest of any person in an act or transaction of the company, including a personal interest of his relative and of a corporate body in which that person or a relative of that person is a 5% or greater shareholder, a holder of 5% or more of a company’s outstanding shares or voting rights, a director or general manager, or in which he or she has the right to appoint at least one director or the general manager, including a personal interest in voting on the basis of a power of attorney that was given to a person by another person even if that other person has no personal interest, and also a vote by a person who got a power of attorney to vote on behalf of a person who do have a personal interest, in the vote in question, all whether the one who votes has a discretion as to how to vote or not. "Personal interest" does not apply to a personal interest stemming merely from the fact that the office holder is also a shareholder in the company.

The office holder must make the disclosure of his personal interest without delay and no later than the first meeting of the company’s board of directors that discusses the particular transaction. This duty does not apply to the personal interest of a relative of the office holder in a transaction unless it is an "Extraordinary Transaction". The Israeli Companies Law defines an Extraordinary Transaction as a transaction not in the ordinary course of business, not on market terms or that is likely to have a material impact on the company’s profitability, assets or liabilities, and defines a relative as a spouse, sibling, parent, grandparent, descendent, as well as descendent, brother, sister or parent of the spouse and the spouse of any of the foregoing.

Approvals. The Israeli Companies Law provides that a transaction with an office holder or a transaction in which an office holder has a personal interest may not be approved if it is adverse to the company’s interest. In addition, such a transaction generally requires board approval, unless the transaction is an extraordinary transaction and then it requires the audit committee approval prior to the approval of the board of directors. If the transaction is an extraordinary transaction, or if it concerns a transaction with an office holder who is not a director regarding his terms of service and employment, including, exculpation, indemnification, insurance, an obligation for indemnification or indemnification, then in addition to any approval stipulated by the articles of association, approvals of the company’s audit committee and the board of directors is required. Exculpation, indemnification, insurance or compensation of a director would also require shareholder approval. A person, including a director, who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee may not attend that meeting or vote on that matter; however, an office holder who has a personal interest in a transaction may be present if the board or committee chairman determined that such presence is necessary for the presentation of the matter. A director with a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee may attend that meeting or vote on that matter if a majority of the board of directors or the audit committee also has a personal interest in the matter, however, if a majority of the board of directors or the audit committee has a personal interest in the transaction, shareholder approval is also required.

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

Approval of the audit committee, the board of directors and our shareholders is required for:

•	extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest; and

•	direct or indirect employment of or receipt of services by the company from a controlling shareholder or a relative of a controlling shareholder.

The shareholder approval must include the majority of shares voted at the meeting. In addition, either:

•	the majority must include at least a majority of the shares of the voting shareholders who have no personal interest in the transaction voted at the meeting (excluding abstaining votes); or

•	the total shareholdings of those who have no personal interest in the transaction and who vote against the transaction must not represent more than 2% of the aggregate voting rights in the company.

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

A shareholder has a general duty to refrain from depriving any other shareholder of their rights as a shareholder. In addition, any controlling shareholder, any shareholder who knows that it possesses the power to determine the outcome of a shareholder or class vote and any shareholder who, pursuant to the company’s articles of association has the power to appoint or prevent the appointment of an office holder in the company, is under a duty to act with fairness towards the company. The Companies Law does not describe the substance of this duty of fairness, but provides that laws applicable to a breach of contract, adjusted according to the circumstances shall apply to a breach of such duties. With respect to the obligation to refrain from acting discriminatorily, a shareholder that is discriminated against can petition the court to instruct the company to remove or prevent the discrimination, as well as provide instructions with respect to future actions.

Corporate Governance

As stated above, the Israeli legislature, the Knesset, approved an amendment to the Israeli Companies Law which came into effect during 2011. The main purpose of the Amendment is to revise and enhance existing provisions governing corporate governance practices of Israeli companies, and the principle changes in the amendment were incorporated into the above discussions of the Company. Additional changes to the Companies Law pursuant to the amendment include:

•
Code of Corporate Conduct. A code of recommended corporate governance practices has been attached as an annex to the Companies Law. In the explanatory notes to the legislation, the Knesset noted that an "adopt or disclose non-adoption" regulation would be issued by the Israeli Securities Authority with respect to such code. As of the date of this Annual Report, the Israeli Securities Authority has not issued any regulations yet with respect to this code, and it has not been determined to what extent this code will be relevant to Israeli companies that are also listed on non-Israeli stock exchanges.

•
Fines. The Israeli Securities Authority shall be authorized to impose fines on any person or company performing a violation, in connection with a publicly traded company which reports to the Israeli Securities Authority, and specifically designated as a violation under the amendment.

Although we expect to be in compliance with the Companies Law, there is no assurance that we will not be required to adjust our current corporate governance practices, as discussed in this annual report, pursuant to the provisions of the amendment as aforesaid.

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

Under the Israeli Companies Law, a person may not purchase shares of a public company or rights to vote in such a company or a class of shares if, following the purchase of shares, the purchaser would hold more than 90% of the company’s shares or of any class of shares unless the purchaser makes a tender offer to purchase all of the target company’s shares or all the shares of the particular class, as applicable. If, as a result of the tender offer, the purchaser would hold more than 95% of the company’s shares or a particular class of shares and more than half of  the offerees that has no personal interest has accepted the offer, the ownership of the remaining shares will be transferred to the purchaser. However, the purchaser will be able to purchase all shares if the percentage of the offerees that did not accept the offer constitute less than 2% of the company’s shares or of any class of shares subject to the offer. If the purchaser is unable to purchase 95% or more of the company’s shares or class of shares, the purchaser may not own more than 90% of the shares or class of shares of the target company.

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

Exculpation, Indemnification and Insurance of Directors and Officers

Our articles of association allow us to indemnify, exculpate and insure our office holders, which includes our directors, to the fullest extent permitted by the Israeli Companies Law (other than as stated below with respect to certain expenses in connection with administrative enforcement proceedings under the Israeli Securities Law), provided that procuring this insurance or providing this indemnification or exculpation is approved by the audit committee and the board of directors, as well as by the shareholders if the office holder is a director. Our articles of association also allow us to insure or indemnify any person who is not an office holder, including any employee, agent, consultant or contractor who is not an office holder.

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

Our audit committee and board of directors have resolved to indemnify our office holders and directors, where the resolution regarding indemnification of our directors was approved by our shareholders as well, per the terms of the Companies law, to the extent permitted by the Companies Law and by our articles of association for liabilities not covered by insurance and that are of certain enumerated events, subject to an aggregate sum equal to 50.0% of the shareholders equity as set forth in the financial report of the preceding year to which a claim for indemnification is made.

         A recent amendment to the Israeli Securities Law, 5728-1968 (the "Israeli Securities Law"), and a corresponding amendment to the Israeli Companies Law, authorizes the Israeli Securities Authority to impose administrative sanctions against companies like ours and their office holders for certain violations of the Israeli Securities Law or the Israeli Companies Law.

        These sanctions include monetary sanctions and certain restrictions on serving as a director or senior officer of a public company for certain periods of time. The maximum amount of the monetary sanctions that could be imposed upon individuals per instance of violation is a fine of NIS 1,000,000 (currently equivalent to approximately $293,000), plus the greater of the following amounts payable to persons who suffered damages as a result of the violation: (i) the amount of profits earned or losses avoided by the violator as a result of the violation, up to NIS 1,000,000, or (ii) compensation for damages suffered by the injured persons, up to 20% of the fine imposed on the violator.

        The amendments to the Israeli Securities Law and to the Israeli Companies Law provide that only certain types of such liabilities may be reimbursed by indemnification and insurance. Specifically, legal expenses (including attorneys' fees) incurred by an individual in the applicable administrative enforcement proceeding and any compensation payable to injured parties for damages suffered by them (as described in the immediately preceding paragraph) are permitted to be reimbursed via indemnification or insurance, provided that such indemnification and insurance are authorized by the company's articles of association.

        In order to be able to indemnify and insure our office holders to the full extent permitted by law, our Articles of Association would have to be amended to include indemnification and insurance in connection with administrative proceedings, including without limitation, the specific amendments to the Israeli Securities Law and the Israeli Companies Law with respect to administrative sanctions described above. Our shareholders at the Annual General Meeting held on October 27, 2011 voted to approve a revised form of indemnification letter that will be issued by the Company to the directors of the Company serving from time to time in such capacity, which included revisions made with respect to indemnification for monetary sanctions in administrative proceedings. The resolution was passed by the required majority amounting in the aggregate to at least a majority of the votes actually cast, but was also subject to the adoption by the shareholders of a resolution to amend the Company's Articles of Association.  Such resolution with respect to the amendment of the Articles of Asscoiation, while receiving a majority of the votes cast, did not achieve the sufficient special majority required, as it did not receive the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least more than two-thirds of the voting power of the issued and outstanding share capital of the Company, as such number of shareholders was not present at the Anuual General Meeting. As such, the Company has made appropriate amendments to the form of indemnification letter which was approved by the audit committee, board of directors and shareholders, by removing cluases related to indemnification with respect to monetary sanctions as a result of administrative proceeedings from the indemnification letter so that it is consistent with the provisions of the Company's current Articles of Association.

NASDAQ Listing Rules and Home Country Practices

In accordance with Israeli law and practice and subject to the exemption set forth in NASDAQ Listing Rule 5615(a)(3), we follow the provisions of the Israeli Companies Law – 1999 with respect to the following requirements:

•
Distribution of annual and quarterly reports to shareholders – Under Israeli law we are not required to distribute annual and quarterly reports directly to shareholders and the generally accepted business practice in Israel is not to distribute such reports to shareholders. We do however make our audited financial statements available to our shareholders at the Company's offices and mail such reports to shareholders upon request. We also file our annual reports with the SEC. As a foreign private issuer, we are generally exempt from the SEC's proxy solicitation rules.

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

•
Independence of Directors – Our board contains two external directors in accordance with the provisions contained in Sections 239-249 of the Israeli Companies Law – 1999 and Rule 10A-3 of the general rules and regulations promulgated under the Securities Act of 1933. Israeli law does not require, nor do our independent directors conduct, regularly scheduled meetings at which only they are present.

•
Audit Committee – Our audit committee complies with all of the requirements under Israeli law, there are three members to our audit committee, two of which are our external directors. Consistent with Israeli law, the independent auditors are elected at a meeting of shareholders instead of being appointed by the audit committee.

•
Nomination of our Directors – With the exception of our external directors, our directors are elected in three staggered classes by the vote of a majority of the shareholders’ general meeting. The directors of only one class are elected at each annual meeting for a three year term, so that the regular term of only one class of directors expires annually. The nominations for director which are presented to our shareholders are generally made by our directors but may be made by one or more of our shareholders. However, any shareholder or shareholders holding at least 5% of the voting rights in our issued share capital may nominate one or more persons for election as directors at a general meeting only if a written notice of such shareholder’s intent to make such nomination or nominations has been given to our secretary and each such notice sets forth all the details and information as required to be provided under our articles of association. Furthermore, one or more shareholders of a company holding at least one percent of the voting power of the company may nominate a currently serving external director for an additional three year term.

•
Compensation of Officers – Provided that the executive officer does not serve on our board, according to the Israeli law compensation of an executive officer requires the approval of the audit committee and the board of directors, in such order. Our articles of association provide that our compensation committee has the authority to approve the compensation of all office holders subject to the requirements of the Israeli Companies Law as referred to above. Arrangements regarding the compensation of directors (including officers who are also directors) require audit committee, board and shareholder approval, in such order. Our compensation committee includes three members of the board, two of whom are our external directors.

•
Approval of Related Party Transactions – All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transactions, set forth in sections 268 to 275 of the Israeli Companies Law-1999, and the regulations promulgated thereunder, which require audit committee approval and shareholder approval, as well as board approval, for specified transactions, rather than approval by the audit committee or other independent body of our board which are required under Nasdaq Listing Rules. See also "Item 10.B Memorandum and Articles of Association — Approval of Related Party Transactions" for the definition and procedures for the approval of related party transactions.

•
Shareholder Approval – We seek shareholder approval for all corporate action requiring such approval, in accordance with the requirements of the Israeli Companies Law – 1999, which are different or in addition to the requirements for seeking shareholder approval under NASDAQ Listing Rules.

 C.     MATERIAL CONTRACTS

Search revenues powered by Google’s AdSense for Search program contribute significantly to the Company’s results. In 2011 we obtained approximately 72% of our revenues from this venue. On July 1, 2008, we entered into an agreement with Google regarding our participation in Google's AdSense program, which allows us to receive a portion of the amount paid to Google by advertisers for the activity performed through the Company's applications. Since then this agreement has been amended and extended numerous times.  Most recently, we signed an agreement with Google which was effective as of January 1, 2011 through January 31, 2013. Although, the agreement may be terminated by either side after one year, neither side exercised this right to date.  Google also has other limited termination rights.

On July 27th 2011, we signed an Agreement and Plan of Merger with Smilebox Inc., Andrew Wright and Shareholders Representative LLC (the “Acquisition Agreement”), according to which we have purchased 100% of the issued and outstanding equity of Smilebox Inc. The closing of that transaction occurred on August 31, 2011. Following the closing, Smilebox Inc. became a wholly owned subsidiary of Perion Network Ltd., through its Delaware Subsidiary.

In September 2011, we signed agreements with both Bank Leumi Le-Israel and First International Bank of Israel, to secure a credit facility for up to USD 20 million of financing.  The credit facility is comprised of USD 12 million provided by Bank Leumi Le-Israel, and USD 8 million provided by First International Bank of Israel. The repayment of the debt is structured over three to five years respectively, and we have an option for early repayment.

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

General Corporate Tax Structure in Israel

On December 5, 2011, the Israeli Parliament (the Knesset) passed the Law for Tax Burden Reform (Legislative Amendments), 2011 ("the Tax Burden Law") which, among others, cancels effective from 2012, the scheduled progressive reduction in the corporate tax rate. The Law also increases the corporate tax rate to 25% in 2012. Following the amendment, corporate tax rates and capital gains rates are: 2011- 24%, 2012- and thereafter- 25%. The Tax Burden Law was published on 7 December 2011 and will enter into force on 1 January 2012, the effective tax rate payable by a company that derives income from an approved and beneficiary enterprises (as discussed below) may be considerably less.

Foreign Exchange Regulations

Under the Foreign Exchange Regulations the Israeli company is calculating its tax liability in U.S. Dollars according to certain orders. The tax liability, as calculated in U.S. Dollars is translated into NIS according to the exchange rate as of December 31st of each year.

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

Until 2011 (see below “Preferred Enterprise") Currently we had two Approved Enterprise Programs under the Investment Law, which entitle us to certain tax benefits, and Beneficiary Enterprise Programs that began in 2008 and in 2010. The Approved Enterprise Programs granted to us are defined in the Investment Law as Alternative Benefits Programs, which allow for a two years exemption for undistributed income and reduced company tax rate of between 10% and 25% for the following five to eight years, depending on the extent of foreign (non-Israeli) investment in us during the relevant year. The tax rate will be 20% if the foreign investment level is more than 49% but less than 74%, 15% if the foreign investment level is more than 74% but less than 90%, and 10% if the foreign investment level is 90% or more. The lowest level of foreign investment during a particular year will be used to determine the relevant tax rate for that year. The period in which we receive these tax benefits may not extend beyond 14 years from the year in which approval was granted and 12 years from the year in which operations or production by the enterprise began.

A company that has elected to participate in the alternative benefits program and that subsequently pays a dividend out of the income derived from the Approved Enterprise or Beneficiary Enterprise during the tax exemption period will be subject to corporate tax in respect of the amount distributed at the rate that would have been applicable had the company not elected the alternative benefits program (generally 10% to 25%, depending on the foreign (non-Israeli) investment in it). In 2009, the Company changed its dividend policy, committing to distribute 50% of its net income. The Company applied the required taxes to such dividends as required by the law. Since the beginning of 2011, the Company changed its dividend policy, under which it does not intend to distribute dividends in 2011 and beyond.

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

Tax benefits under the 2005 Amendment

The Amendment to the Investment Law, effective as of April 1, 2005 has significantly changed the provisions of the Investment Law. An eligible investment program under the amendment will qualify for benefits as a “Beneficiary Enterprise” (rather than the previous terminology of Approved Enterprise). Among other things, the amendment provides for tax benefits to both local and foreign investors and simplifies the approval process.

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

Tax benefits under the 2011 Amendment

The Knesset enacted a reform to the Investment Law, effective January 2011. According to the reform a flat rate tax would apply to companies eligible for the “Preferred Enterprise” status. In order to be eligible for Preferred Enterprise status, a company must meet minimum requirements to establish that it contributes to the country’s economic growth and is a competitive factor for the Gross Domestic Product (a competitive enterprise). Certain activities such as mining, are excluded from the scope of a Preferred Enterprise, as are government-owned businesses.

Israeli companies which currently benefit from an Approved or Beneficiary Enterprise status and meet the criteria for qualification as a Preferred Enterprise can elect to apply the new Preferred Enterprise benefits by waiving their benefits under the Approved and Beneficiary Enterprise status.

Benefits granted to a Preferred Enterprise include reduced and gradually decreasing tax rates. In peripheral regions (Development Area A) the reduced tax rate will be 10% in 2011 and 2012, 7% in 2013 and 2014 and 6% starting from 2015. In other regions the tax rate will be 15% in 2011 and 2012, 12.5% in 2013 and 2014 and 12% starting from 2015. Preferred Enterprises in peripheral regions will be eligible for Investment Center grants, as well as the applicable reduced tax rates.

A distribution from a Preferred Enterprise out of the “Preferred Income” would be subject to 15% withholding tax for Israeli-resident individuals and non-Israeli residents (subject to applicable treaty rates). A distribution from a Preferred Enterprise out of the “Preferred Income” would be exempt from withholding tax for an Israeli-resident company. A company electing to waive its Beneficiary Enterprise or Approved Enterprise status through June 30, 2015 may distribute “Approved Income” or “Beneficiary Income” subject to 15% withholding tax for Israeli resident individuals and non-Israeli residents (subject to applicable treaty rates) and exempt from withholding tax for an Israeli-resident company. Nonetheless, a distribution from income exempt under Beneficiary Enterprise and Approved Enterprise programs will subject the exempt income to tax at the reduced corporate income tax rates pertaining to the Beneficiary Enterprise and Approved Enterprise programs upon distribution, or complete liquidation in the case of a Beneficiary Enterprise’s exempt income. Since 2011 the Company has changed its dividend policy, under which it does not  intend to distribute dividends in 2011 and beyond.

Commencing 2011 the company elected to apply the new preferred Enterprise benefits.

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

Taxation of our Shareholders

    The Tax Burden Law also increased the tax rate on dividend and capital gains by 5%. As such, starting in 2012, dividends paid to an Israeli resident and to Israeli individuals, will be subject to 25%/30% withholding tax depending on ownership percentage, unless reduced by an applicable tax treaty. Capital gains derived by Israeli residents and Israeli individuals, on most instruments will be subject to tax at a 25%/30% rate unless an exemption is available under domestic law or an applicable tax treaty.

    An individual is subject to a 25% tax rate on real capital gains derived from the sale of shares, as long as the individual is not a "substantial shareholder" (generally a shareholder with 10% or more of the right to profits, right to nominate a director and voting rights) in the company issuing the shares.

    A substantial shareholder will be subject to tax at a rate of 30% in respect of real capital gains derived from the sale of shares issued by a company in which he or she is a substantial shareholder. The determination of whether the individual is a substantial shareholder will be made on the date on which the securities are sold. In addition, the individual will be deemed to be a substantial shareholder if at any time during the 12 months preceding the date of sale, he or she was a substantial shareholder.

    However, according to the Tax Burden Law, capital gains derived from selling shares which were purchased before 2012 will be linearly split and the portion of the gains attributed to the period the shares were held prior to 2012 will be taxed for an individual at the older rate of 20% (and 25% for a substantial shareholder).

Taxation of Non-Israeli Shareholders on Receipt of Dividends. Non-residents of Israel are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, which tax will be withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. With respect to a substantial shareholder (which is someone who alone, or together with another person, holds, directly or indirectly, at least 10% in one or all of any of the means of control in the corporation at the time of distribution or at any time during the preceding 12 months period), the applicable tax rate to the shareholders will be 30%. Under the U.S.-Israel Tax Treaty, the maximum rate of tax withheld in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the U.S.-Israel Tax Treaty) is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by our Approved Enterprise, that are paid to a U.S. corporation holding 10% or more of our outstanding voting capital throughout the tax year in which the dividend is distributed as well as the previous tax year, is 12.5%. Furthermore, dividends paid from income derived from our Preferred Enterprise are subject, under certain conditions, to withholding at the rate of 15%. We cannot assure you that we will designate the profits that are being distributed in a way that will reduce shareholders’ tax liability. A non-resident of Israel who receives dividends from which tax was withheld is generally exempt from the duty to file returns in Israel in respect of such income, provided such income was not derived from a business conducted in Israel by the taxpayer, and the taxpayer has no other taxable sources of income in Israel.

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

Capital Gains Taxes Applicable to an Israeli Resident Shareholders The tax rate generally applicable to Israeli individuals on capital gains from by the sale of shares, whether listed on a stock market or not, is 25%, or 30% if the individual is considered a "substantial shareholder" in the company issuing the shares. Israeli corporations are generally subject to corporate tax rate (25%) on capital gains derived from the sale of listed shares.

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

Distributions Paid on the Ordinary Shares

In 2009 and 2010 we instituted a policy for distributing dividends, which policy was changed with respect to profits of 2011 and onwards, (see “Item 8. Financial Information A. Consolidated Statements and Other Financial Information - Policy on Dividend Distribution” for more information about the Company’s dividend policy). Therefore, subject to the discussion below under "Passive Foreign Investment Company Considerations," a U.S. Holder generally will be required to include in gross income as ordinary dividend income the amount of any distributions paid on the ordinary shares, including the amount of any Israeli taxes withheld, to the extent that those distributions are paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Subject to the discussion below under "Passive Foreign Investment Company Considerations," distributions in excess of our earnings and profits will be applied against and will reduce the U.S. Holder’s tax basis in its ordinary shares and, to the extent they exceed that tax basis, will be treated as gain from a sale or exchange of those ordinary shares. Our dividends will not qualify for the dividends-received deduction applicable in some cases to U.S. corporations. Dividends paid in NIS, including the amount of any Israeli taxes withheld, will be includible in the income of a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date they are included in income by the U.S. Holder, regardless of whether the payment in fact is converted into U.S. dollars. Any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend is includible in the income of the U.S. Holder to the date that payment is converted into U.S. dollars generally will be treated as ordinary income or loss.

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

F.            DIVIDENDS AND PAYING AGENTS

Not applicable.

G.           STATEMENT BY EXPERTS

Not applicable.

H.           DOCUMENTS ON DISPLAY

        You may request a copy of our U.S. SEC filings, at no cost, by writing or calling us at Perion Network Ltd., 4 HaNechoshet Street, Tel-Aviv 69710, Israel, Attention: Yacov Kaufman, Telephone: +972-3-7696100. A copy of each report submitted in accordance with applicable United States law is available for public review at our principal executive offices. In addition, our filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public from the SEC’s website at www.sec.gov.

A copy of each document (or a translation thereof to the extent not in English) concerning Perion that is referred to in this annual report on Form 20-F, is available for public view (subject to confidential treatment of agreements pursuant to applicable law) at our principal executive offices at Perion Network Ltd., 4 HaNechoshet Street, Tel-Aviv 69710, Israel.

I.             SUBSIDIARY INFORMATION

       Not applicable.

ITEM 11.                QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Exchange Rate Risk. A significant portion of our revenues and expenses are in foreign currencies. As a result numerous balances are denominated or linked to these currencies. Expense related to foreign currency fluctuations in 2010 was $ 45,000 and in 2011 foreign currency related fluctuations resulted in $102,000 financial income. These results are components of the exchange rate differences set forth in Note 12(a) of our financial statements.

As of December 31, 2011, balance sheet monetary items in US dollars, our functional currency, and those currencies other than the US dollars were as follows:

	US Dollars	New Israeli Shekels	Other Currencies	Total
	In thousands of US dollars
Current assets	12,047	7,100	1,354	20,501
Long-term assets	204	484	-	688
Current liabilities	(19,401)	(1,527)	(83)	(21,011)
Long-term liabilities	(1,120)	(946)	-	(2,066)
Total	(8,270)	5,111	1,271	(1,888)

The fair value of firmly committed transactions denominated in currencies other than our functional currency, as of December 31, 2011, was a liability of $44 thousand for less than one year and none for more than one year, all denominated in New Israeli Shekels.

The fair value of derivative instruments and the notional amount of the hedged instruments in New Israeli Shekels, as of December 31, 2011 were as follows:

	Notional Amount	Fair Value
	In thousands of US dollars
Zero-cost collar contracts to hedge payroll expenses	4,300	(44)

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

A majority of our costs, including salaries, expenses and office expenses are incurred in New Israeli Shekels. Inflation in Israel may have the effect of increasing the U.S. dollar cost of our operations in Israel. If the U.S. dollar declines in value in relation to the New Israeli Shekel, it will become more expensive for us to fund our operations in Israel. A revaluation of 1% of the New Israeli Shekel will affect our income before tax by less than one percent. The exchange rate of the U.S. dollar to the New Israeli Shekel, based on exchange rates published by the Bank of Israel, was as follows:

	Year Ended December 31,
	2009	2010	2011
Average rate for period	3.933	3.733	3.578
Rate at year-end	3.775	3.549	3.821

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

A.            None.

ITEM 15.               CONTROLS AND PROCEDURES

(a)           Disclosure Controls and Procedures. Our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our "disclosure controls and procedures" (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2011. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2011,  our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act and the rules thereunder, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2011. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in "Internal Control – Integrated Framework." Our management has concluded, based on its assessment, that our internal control over financial reporting was effective as of December 31, 2011.

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

Our board of directors has determined that Mr. David Jutkowitz, who is an independent director (as defined in the NASDAQ Listing Rules) and serves on our audit committee, qualifies as an "audit committee financial expert" as defined in Item 16A of Form 20-F.

ITEM 16B.	CODE OF ETHICS

Our board of directors has adopted a code of conduct applicable to all of our directors, officers and employees as required by the NASDAQ Listing Rules, which also complies with the definition of a "code of ethics" set out in Section 406(c) of the Sarbanes-Oxley Act of 2002. A copy of the code of ethics can be found on our website at: www.perion.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees for the professional services rendered by our independent accountants Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, for each of the last two fiscal years were as follows (in thousands):

	2010	2011
Audit Fees	$128	$173
Tax Fees	68	150
Audit related fee	9	39
Total	$205	$362

Audit Fees include fees for professional services rendered by our principal accountant in connection with the audit of our consolidated annual financial statements and review of our unaudited interim financial statements.

Audit related fees include consultation regarding financial reporting and due diligence in connection with acquisitions.

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

ITEM 16F.             CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.            CORPORATE GOVERNANCE

As a foreign private issuer whose shares are listed on the Nasdaq Global Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Listing Rules.

As described in Item 10.B "Additional Information – NASDAQ Listing Rules and Home Country Practices," we do not comply with the NASDAQ requirement that an issuer listed on the NASDAQ Global Market have a quorum requirement that in no case be less than 33 1/3% of the outstanding shares of the company’s common voting stock. However, our articles of association, consistent with the Israeli Companies Law, provide that the quorum requirements for an adjourned meeting are the presence of a minimum of two shareholders present in person. Our quorum requirements for an adjourned meeting do not comply with the NASDAQ requirements and we instead follow our home country practice.

As a foreign private issuer listed on the NASDAQ Global Market, we may also follow home country practice with regard to, among other things, distribution of annual and quarterly reports to shareholders, approval of related party transactions, composition of the board of directors, approval of compensation of executive officers, director nomination process and regularly scheduled meetings at which only independent directors are present. In addition, we may follow our home country practice, instead of the NASDAQ Marketplace Rules, which require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company. Under NASDAQ Listing Rules, U.S. domestic issuers are required to solicit proxies, provide proxy statements for all shareholder meetings and provide copies of such proxy materials to NASDAQ; however, as a foreign private issuer, we are generally exempt from the SEC’s rules governing the solicitation of shareholder proxies.

See Item 6 "Directors, Senior Management and Employees – Board Practices" and Item 10.B "Additional Information – NASDAQ Listing Rules and Home Country Practices" for a detailed description of the significant ways in which the registrant’s corporate governance practices differ from those followed by domestic U.S. companies under the listing standards of the NASDAQ Global Market.

PART III

ITEM 17.               FINANCIAL STATEMENTS

Not applicable.

ITEM 18.               FINANCIAL STATEMENTS

The following financial statements and related auditors’ report are filed as part of this annual report:

ITEM 19.               EXHIBITS:

No.          Description

1.1	Memorandum of Association of Registrant (1)

1.2	Certificate of Change of Name of Registrant (translated from Hebrew)

1.3	Amended and Restated Articles of Association of Registrant, dated February 3, 2006 (2)

4.3	The Registrant’s 2003 Israeli Share Option Plan and the form of Option Agreement (1) and the US Addendum to such plan (4)

4.4          Google Services Agreement, dated December 27, 2010(3)

4.5	Stock Purchase Agreement among Ofer Adler, the Company and the purchasers listed therein, dated January 24, 2011. (5)

4.6	Registration Rights Agreement among the Company and the investors listed therein, dated January 24, 2011. (5)

4.7	Commitment Letter and Financial Covenants Letter among the Company and Bank Leumi Le-Israel, B.M., dated September 6th 2011;

4.8	Commitment Letter and Financial Covenants Letter among the Company and the First International Bank of Israel, B.M., dated September 6th 2011; (translated from Hebrew)

4.9
Agreement and Plan of Merger, dated July 31, 2011, by and among the Company, Incredimail Inc., Seder Merger Inc., Smilebox, Inc. and Andrew Wright and Shareholder Representative Services LLC, as the Shareholder Representative dated as of July 31, 2011. *

8	List of all subsidiaries

12.1	Certification required by Rule 13a-14(a) or Rule 15d-14(a) executed by the Chief Executive Officer of the Company

12.2	Certification required by Rule 13a-14(a) or Rule 15d-14(a) executed by the Chief Financial Officer of the Company

13.1	Certification required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2	Certification required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

14	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, Independent Auditors
 ___________________________

(1)	Previously filed with the SEC on October 25, 2005 as an exhibit to our registration statement on Form F-1/A (File No. 333-129246).
(2)	Previously filed with the SEC on January 5, 2006 as an exhibit to our registration statement on Form F-1/A (File No. 333-129246).
(3)
Previously filed with the SEC on March 8, 2011 as an exhibit to our annual report on Form 20-F.  Confidential treatment was requested and approved with respect to certain portions of this exhibit pursuant to 17.C.F.R. §§ 230.406 and 200.83. Omitted portions were filed separately with the SEC.

(4)	Previously filed with the SEC on September 15, 2011 as an Appendix to Exhibit 1 of our Notice of Annual General Meeting of Shareholders filed on Form 6-K (File No. 000-51694)
(5)	Previously filed with the SEC on March 9, 2011 as an exhibit to our annual report on Form 20-F.
*	Confidential treatment was requested with respect to certain portions of this exhibit pursuant to 17.C.F.R. §§ 230.406 and 200.83. Omitted portions were filed separately with the SEC.

PERION NETWORK LTD. AND ITS SUBSIDIARIES
(Formerly: Incredimail Ltd.)

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011

IN U.S. DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

PERION NETWORK LTD.

We have audited the accompanying consolidated balance sheets of Perion Network Ltd. (formerly: Incredimail Ltd.) ("the Company") and its subsidiaries as of December 31, 2010 and 2011, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2010 and 2011, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 22, 2012	A Member of Ernst & Young Global

PERION NETWORK LTD. AND ITS SUBSIDIARIES
(Formerly: Incredimail Ltd.)
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2010	2011
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$16,055	$11,260
Marketable securities	14,973	-
Trade receivables	2,795	3,265
Other receivables and prepaid expenses	4,485	6,447

Total current assets	38,308	20,972

LONG-TERM ASSETS:
Severance pay fund	877	484
Property and equipment, net	1,381	1,300
Other intangible assets, net	202	6,606
Goodwill	-	24,753
Other assets	580	777

Total long-term assets	3,040	33,920

Total assets	$41,348	$54,892

The accompanying notes are an integral part of the consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES
(Formerly: Incredimail Ltd.)
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2010	2011
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$1,831	$3,207
Deferred revenues	2,204	4,280
Payment obligation related to acquisition	-	6,574
Accrued expenses and other liabilities	6,206	6,950

Total current liabilities	10,241	21,011

LONG-TERM LIABILITIES:
Deferred revenues	1,576	1,120
Accrued severance pay	1,379	946

Total long-term liabilities	2,955	2,066

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 0.01 par value -
Authorized: 15,000,000 and 40,000,000 shares at December 31, 2010 and 2011, respectively; Issued and outstanding: 9,701,750 and 9,916,194 shares at December 31, 2010 and 2011, respectively	22	22
Additional paid-in capital	23,734	25,714
Accumulated other comprehensive income	100	-
Retained earnings	5,298	7,081
Treasury stock	(1,002)	(1,002)

Total shareholders' equity	28,152	31,815

Total liabilities and shareholders' equity	$41,348	$54,892

The accompanying notes are an integral part of the consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES
(Formerly: Incredimail Ltd.)
CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2009	2010	2011

Revenues:
Search	$20,011	$22,792	$25,466
Products	6,717	5,404	7,191
Other	467	1,301	2,816

	27,195	29,497	35,473
Cost of revenues	1,505	1,606	2,840

Gross profit	25,690	27,891	32,633

Operating expenses:
Research and development, net	6,254	6,607	7,453
Selling and marketing	4,616	5,244	12,984
General and administrative	3,334	4,741	7,649

Total operating expenses	14,204	16,592	28,086

Operating income	11,486	11,299	4,547
Financial income, net	72	322	1,293

Income before taxes on income	11,558	11,621	5,840
Taxes on income	3,545	3,232	172

Net income	$8,013	$8,389	$5,668

Net earnings per Ordinary share:

Basic	$0.86	$0.87	$0.58

Diluted	$0.84	$0.85	$0.57

The accompanying notes are an integral part of the consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES
(Formerly: Incredimail Ltd.)
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands

	Share capital		Additional paid-in capital	Accumulated other comprehensive income	Retained earnings	Treasury stock	Total shareholders' equity

Balance as of January 1, 2009	$21		$23,358	$12	$3,035	$(882)	$25,544
Cumulative effect from adoption of FSP No. 115-2/124-2 (primarily codified in ASC 320-10, "Investments - Debt and Equity Securities - Overall") on April 1, 2009	-		-	(210)	210	-	-
Stock based compensation expense	-		672	-	-	-	672
Exercise of share options	-		984	-	-	-	984
Dividends	-		(2,624)	-	(5,872)	-	(8,496)
Repurchase of Ordinary shares	-		-	-	-	(120)	(120)
Comprehensive income:
Net income	-		-	-	8,013	-	8,013
Reclassification adjustments to income on marketable securities, net	-		-	405	-	-	405

Balance as of December 31, 2009	21		22,390	207	5,386	(1,002)	27,002
Stock based compensation expense	-		761	-	-	-	761
Excess tax benefit from share-based payment arrangements			209				209
Exercise of share options	1		374	-	-	-	375
Dividends	-		-	-	(8,477)	-	(8,477)
Comprehensive income:
Net income	-		-	-	8,389	-	8,389
Reclassification adjustments to income on marketable securities, net	-		-	(107)	-	-	(107)

Balance as of December 31, 2010	22		23,734	100	5,298	(1,002)	28,152
Stock based compensation expense	-		1,200	-	-	-	1,200
Exercise of share options	*	)	30	-	-	-	30
Dividends	-		-	-	(3,885)	-	(3,885)
Issuance of shares related to acquisition	*	)	750	-	-	-	750
Comprehensive income:
Net income	-		-	-	5,668	-	5,668
Reclassification adjustments to income on marketable securities, net	-		-	(100)	-	-	(100)

Balance as of December 31, 2011	$22		$25,714	$-	$7,081	$(1,002)	$31,815

*)           Represent amount of less than $1

Total comprehensive income for the years ended December 31, 2009, 2010 and 2011 amounted to $8,418, $8,282 and $5,568, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES
(Formerly: Incredimail Ltd.)
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2009	2010	2011
Cash flows from operating activities:

Net income	$8,013	$8,389	$5,668
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	715	739	1,388
Stock based compensation expense, net	672	761	1,183
Accretion of payment obligation related to acquisition	-	-	100
Excess tax benefit from share-based payment arrangements	-	(209)	-
Amortization of premium and accrued interest on marketable securities	105	42	(16)
Loss (gain) from marketable securities and long-term investment, net	20	(108)	100
Deferred taxes, net	1,515	(385)	(1,140)
Accrued severance pay, net	(144)	216	(40)
Net changes in operating assets and liabilities:
Trade receivables	(126)	(475)	(383)
Other receivables and prepaid expenses	122	544	(1,100)
Other long-term assets	(45)	17	60
Trade payables	(909)	374	108
Deferred revenues	(462)	(106)	998
Accrued expenses and other liabilities	1,198	(25)	112
Other	-	9	-

Net cash provided by operating activities	10,674	9,783	7,038

Cash flows from investing activities:

Purchase of property and equipment	(513)	(246)	(316)
Proceeds from sale of property and equipment	-	12	-
Proceeds from short-term bank deposits	1,042	-	-
Investment in short-term bank deposits	(974)	-	-
Restricted cash	169	-	90
Capitalization of software development and content costs	(75)	(180)	(829)
Acquisition of subsidiary, net of acquired cash	-	-	(21,712)
Proceeds from sales of marketable securities	23,277	10,745	26,704
Investment in marketable securities	(9,435)	(20,534)	(11,915)

Net cash (used in) provided by investing activities	13,491	(10,203)	(7,978)

The accompanying notes are an integral part of the consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES
(Formerly: Incredimail Ltd.)
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2009	2010	2011
Cash flows from financing activities:

Exercise of share options	984	375	30
Excess tax benefit from share-based payment arrangements	-	209	-
Repurchase of Ordinary shares	(120)	-	-
Dividend paid	(8,496)	(8,477)	(3,885)

Net cash used in financing activities	(7,632)	(7,893)	(3,855)

(Decrease) increase in cash and cash equivalents	16,533	(8,313)	(4,795)
Cash and cash equivalents at beginning of year	7,835	24,368	16,055

Cash and cash equivalents at end of year	$24,368	$16,055	$11,260

Supplemental disclosure of cash flow activities:

Cash paid (received) during the year for:

Income taxes	$1,790	$2,719	$(631)

Supplemental disclosure of non-cash investing activities:

Purchase of property and equipment on credit	$-	$418	$-

Issuance of shares in connection with the acquisition of Smilebox	$-	$-	$750

The accompanying notes are an integral part of the consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES
(Formerly: Incredimail Ltd.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

Perion Network Ltd. ("Perion") (formerly: Incredimail Ltd.) and its wholly-owned subsidiaries (collectively referred to as the "Company"), is a digital media company that provides products and services to consumers to help make their everyday life simpler and more enjoyable, focusing on second wave adopters. The Company’s products include: IncrediMail, an e-mail client; Smilebox, a photo sharing and social expression product and service; PhotoJoy, a photo discovery and sharing screensaver & wallpaper product; and Fixie, a PC optimization product.  The Company generates revenues primarily through search, the sale of premium products and services, and advertising.

The Company was incorporated under the laws of Israel in 1999 and commenced operations in 2000.

In November 2011, the Company changed its name from IncrediMail Ltd. to Perion Network Ltd.

The Company has one major customer which accounted for 68%, 70% and 67% of total revenues, in 2009, 2010 and 2011, respectively. This customer represents 63% and 68% of total trade receivable as of December 31, 2010 and 2011, respectively. Losing this customer could cause a material adverse effect to the Company's results of operations and financial position. The major customer has limited termination rights. On December 27, 2010, the Company signed an agreement with the customer, effective January 1, 2011 through January 31, 2013.

NOTE 2:-	ACQUISITION OF SMILEBOX INC.

On August 31, 2011, the Company completed the acquisition of all of the outstanding shares of Smilebox Inc. ("Smilebox"). The Company included the financial results of Smilebox in its consolidated financial statements from the date of acquisition. Under the Purchase Agreement, the total consideration is composed of cash and Ordinary shares of the Company, as follows:

•	$ 24,269 in cash;
•	128,538 Ordinary shares of the Company issuable at closing at fair value of $ 750;
•
$ 7,000 in cash and in Ordinary shares of the Company (subject to certain adjustments), payable within 7 months following the closing (March 2012). In connection with this consideration, the Company recorded a $ 6,474 liability; and

•
A milestone-based contingent cash and Ordinary shares of the Company payment ("Contingent Payment") of up to $ 8,000 payable in September 2012. The Company recognized a liability of zero with respect to this Contingent Payment, which represents its fair value.

PERION NETWORK LTD. AND ITS SUBSIDIARIES
(Formerly: Incredimail Ltd.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	ACQUISITION OF SMILEBOX INC. (Cont.)

In addition the Company incurred acquisition related costs in a total amount of $ 1,069, which are included in general and administrative expenses for the year ended December 31, 2011. Acquisition related costs include compensation to executive, legal and accounting fees directly related to the acquisition.

Smilebox provides a subscription allowing people to connect with family and friends in a creative and personal way. Smilebox enable users to personalize hundreds of unique, multimedia designs with their photos, videos, and music and then share them via print, email, blog or DVD. The main reason for this acquisition was to enrich the Company's product suite to include other consumer products that bear similar characteristics appealing to its unique demographic segment. A significant amount of the acquisition was recorded as goodwill due to the synergies with Smilebox.

Under business combination accounting, the total purchase price was allocated to Smilebox’s net tangible and intangible assets based on their estimated fair values as set forth below. The excess of the purchase price over the net tangible and identifiable intangible assets was recorded as goodwill.

Cash	$2,100
Trade receivables	87
Other receivables and prepaid expenses	616
Property and equipment	191
Long-term prepaid expenses and other	449
Trade payables	(1,268)
Accrued expenses and other liabilities	(1,171)
Deferred revenues	(622)
Intangible assets	6,358
Goodwill	24,753

Total purchase price	$31,493

Intangible assets:

In performing the purchase price allocation, the Company considered, among other factors, analysis of historical financial performance, highest and best use of the acquired assets and estimates of future performance of Smilebox's products. The fair value of intangible assets was based on market participant approach to valuation, performed by a third party valuation firm using estimates and assumptions provided by management. The following table sets forth the components of intangible assets associated with Smilebox acquisition:

PERION NETWORK LTD. AND ITS SUBSIDIARIES
(Formerly: Incredimail Ltd.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	ACQUISITION OF SMILEBOX INC (Cont.)

Fair value

Customer relationships	$1,488
Technology	3,000
Trade name	1,870

Total intangible assets	$6,358

The following unaudited condensed combined pro forma information for the years ended December 31, 2010 and 2011, gives effect to the acquisition of Smilebox as if the acquisition had occurred on January 1, 2010. The pro forma information is not necessarily indicative of the results of operations, which actually would have occurred if the acquisition had been consummated on that date, nor does it purport to represent the results of operations for future periods. For the purposes of the pro forma information, the Company has assumed that net income includes additional amortization of intangible assets related to the acquisition of $ 3,635 and $ 1,613 in 2010 and 2011, respectively.

	Year ended December 31
	2010	2011
	Unaudited	Unaudited

Revenues	$36,290	$44,378

Net income (loss)	$(218)	$6,053

Basic earnings (loss) per share	$(0.02)	$0.61

Diluted earnings (loss) per share	$(0.02)	$0.60

PERION NETWORK LTD. AND ITS SUBSIDIARIES
(Formerly: Incredimail Ltd.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	SIGNIFICANT ACCOUNTING POLICIES

a.	Use of estimates:

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates, judgments and assumptions. The Company's management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, the Company's management evaluates estimates, including those related to fair values and useful lives of intangible assets, fair values of stock-based awards, income taxes, and contingent liabilities. Such estimates are based on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

b.
Financial statements in U.S. dollars:

The Company has operations in Israel and a significant portion of the Israeli expenses are currently paid in new Israeli shekels ("NIS"); however, the markets for the Company's products are located outside of Israel and the Company generates most of its revenues in U.S. dollars ("dollars"). The Company's management believes that the dollar is the currency of the primary economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the dollar.

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars, in accordance with Accounting Standards Codification ("ASC") 830, "Foreign Currency Matters". All transaction gains and losses of the remeasured monetary balance sheet items are reflected in the statement of income as financial income or expenses, as appropriate.

c.	Principles of consolidation: The consolidated financial statements include the accounts of Perion and its subsidiaries. Intercompany balances and transactions have been eliminated upon consolidation.

d.
Cash equivalents:

The Company considers short-term unrestricted highly liquid investments that are readily convertible into cash, purchased with original maturities of three months or less to be cash equivalents.

PERION NETWORK LTD. AND ITS SUBSIDIARIES
(Formerly: Incredimail Ltd.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

e.	Marketable securities:

The Company accounts for investments in debt securities in accordance with ASC 320, "Investments - Debt and Equity Securities". Management determines the appropriate classification of its investments in debt securities at the time of purchase and reevaluates such determinations at each balance sheet date.

At December 31, 2010, all marketable securities were designated as available-for-sale and, as such, are carried at fair value. Unrealized gains and losses are comprised of the difference between market value and amortized costs of such securities and are reflected, net of tax, as “accumulated other comprehensive income” in shareholders’ equity. Realized gains and losses on marketable securities are included in earnings and are derived using the specific identification method for determining the cost of securities.

The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization together with interest and dividends on securities are included in "financial income, net".

The Company recognizes an impairment charge when a decline in the fair value of its investments in debt securities is below the cost basis of such securities is judged to be other-than-temporary. Factors considered in making such a determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period and the Company's intent to sell, including whether it is more likely than not that the Company will be required to sell the investment before recovery of cost basis. For securities that are deemed other-than-temporarily impaired, the amount of impairment is recognized in the statement of income and is limited to the amount related to credit losses, while impairment related to other factors is recognized in other comprehensive income.

f.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Computers and peripheral equipment	33
Office furniture and equipment	7 - 15

Leasehold improvements are depreciated using the straight-line method over the term of the lease or the estimated useful life of the improvements, whichever is shorter.

PERION NETWORK LTD. AND ITS SUBSIDIARIES
(Formerly: Incredimail Ltd.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.	Impairment of long-lived assets and intangible assets subject to amortization:

Property and equipment and intangible assets subject to amortization are reviewed for impairment in accordance with ASC 360, "Accounting for the Impairment or Disposal of Long-Lived Assets", whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. For each of the three years in the period ended December 31, 2011, no impairment losses have been identified.

In determining the fair values of long-lived assets for purpose of measuring impairment, Company's assumptions include those that market participants will consider in valuations of similar assets.

h.	Goodwill and other intangible assets:

Goodwill and certain other purchased intangible assets have been recorded as a result of acquisitions. Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired. Goodwill is not amortized, but rather is subject to an impairment test. The Company performs an annual impairment test during the fourth quarter of each fiscal year, or more frequently if impairment indicators are present. The Company operates in one operating segment, and this segment comprises its only reporting unit.

ASC 350, "Intangibles - Goodwill and Other" prescribes a two-phase process for impairment testing of goodwill. The first phase screens for impairment, while the second phase (if necessary) measures impairment.

Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. In such case, the second phase is then performed, and the Company measures impairment by comparing the carrying amount of the reporting unit's goodwill to the implied fair value of that goodwill. An impairment loss is recognized in an amount equal to the excess. For each of the three years in the period ended December 31, 2011, no impairment losses have been identified.

PERION NETWORK LTD. AND ITS SUBSIDIARIES
(Formerly: Incredimail Ltd.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Intangible assets that are not considered to have an indefinite useful life are amortized over their estimated useful lives, which range from 3 to 10.25 years. The acquired customer arrangements are amortized over their estimated useful lives in proportion to the economic benefits realized. This accounting policy results in accelerated amortization of such customer arrangements as compared to the straight-line method. Other intangible assets consist primarily of technology and trade names and are amortized over their estimated useful lives on a straight-line basis.

i.	Revenue recognition:

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

In addition, the Company also derives revenues from: (i) product sales (ii) other. Revenues from products include licensing the right to use its email software, content database, photo sharing and social expression product and e-mail anti spam. Revenues from other services include search related advertising and other advertising.

In accordance with ASC 605-50, "Customer Payments and Incentives", the Company accounts for cash consideration given to customers, for whom it does not receive a separately identifiable benefit or cannot, reasonably estimate fair value, as a reduction of revenue rather than as an expense.

Revenues from software license products are recognized when all criteria outlined in ASC 985-605, "Software - Revenue Recognition" are met. Revenues from software license products are recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable, and collectability is probable. Company's e-mail product users may also purchase a license to its content database. This content database provides additional Perion Network content files in the form of email background, animation sounds, graphics and e-mail notifies. Content database licensing fees are recognized over the license period. Lifetime licensing revenues are recognized over the estimated usage period of the content database. In accordance with its policy, the Company reviews the estimated usage period of the lifetime licensing on an ongoing basis.

Revenues from email anti-spam license fees, photo sharing, social expression product and service are recognized ratably over the term of the license.

PERION NETWORK LTD. AND ITS SUBSIDIARIES
(Formerly: Incredimail Ltd.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Deferred revenues include upfront payments received from customers, for whom revenues have not yet been recognized.

j.	Cost of revenues:

Cost of revenues consists primarily of salaries and related expenses, license fees, amortization of acquired technology, amortization of capitalized research and development costs and payments for content and server maintenance, all related to its product revenues and communicating with its users. The direct cost relating to search and advertising revenues is immaterial.

k.	Research and development costs:

Research and development costs incurred in the process of software production before establishment of technological feasibility, are charged to expenses as incurred. Costs of the production of a product master incurred subsequent to the establishment of technological feasibility are capitalized according to the principles set forth in ASC 985-20, "Software - Costs of Software to Be Sold, Leased, or Marketed". Based on the Company's product development process, technological feasibility is established upon completion of the detailed program design ("DPD") (the DPD of a computer software product that takes product function, feature, and technical requirements to their most detailed, logical form and is ready for coding).

Costs incurred by the Company between completion of the DPD and the point at which the product is ready for general release, are capitalized unless considered immaterial.

Capitalized software development costs are amortized commencing with general product release by the straight-line method over the estimated useful life of the software product.

l.	Income taxes:

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

PERION NETWORK LTD. AND ITS SUBSIDIARIES
(Formerly: Incredimail Ltd.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company accounts for uncertain tax positions in accordance with ASC 740, which contains a two-step approach for recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. In the years ended December 31, 2009 and 2010 the Company accrued interest and penalties related to unrecognized tax benefits in its tax expenses. During 2009 and 2010 interest expense amounted to $ 201 and $ 140, respectively. Starting 2011, the Company changed the classification of interest from tax expenses to financial expenses as it distorts its tax expense. Interest for 2011 amounted to income of $ 988. As the amount included in tax expense for interest during 2009 and 2010 was immaterial, the Company did not reclassify such amounts to conform to current year's presentation.

m.	Advertising costs:

Advertising costs are expensed as incurred and consist primarily of customer acquisition cost. Advertising costs for each of the three years in the period ended December 31, 2011 amounted to $ 1,938, $ 1,782 and $ 8,136, respectively.

n.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and trade receivables.

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

The Company entered into option strategies intended to protect against the increase in value of forecasted non-dollar currency cash flows. The derivative instruments hedge a portion of the Company's non-dollar currency exposure

PERION NETWORK LTD. AND ITS SUBSIDIARIES
(Formerly: Incredimail Ltd.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.	Severance pay:

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

The Company's agreements with employees in Israel, joining the Company since February 2, 2008, are in accordance with section 14 of the Severance Pay Law, 1963, where the Company's contributions for severance pay shall be instead of its severance liability. Upon contribution of the full amount of the employee's monthly salary, and release of the policy to the employee, no additional calculations shall be conducted between the parties regarding the matter of severance pay and no additional payments shall be made by the Company to the employee. Further, the related obligation and amounts deposited on behalf of such obligation are not stated on the balance sheet, as they are legally released from obligation to employees once the deposit amounts have been paid.

Severance expenses for the years ended December 31, 2009, 2010 and 2011 amounted to $ 362, $ 786 and $ 586, respectively.

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

PERION NETWORK LTD. AND ITS SUBSIDIARIES
(Formerly: Incredimail Ltd.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The total weighted average number of Ordinary shares related to the outstanding options excluded from the calculations of diluted net earnings per Ordinary share because these securities are anti-dilutive was 789,411, 922,069 and 1,266,919 for the years ended December 31, 2009, 2010 and 2011, respectively.

q.	Accounting for stock-based compensation:

The Company accounts for stock-based compensation under ASC 718, "Compensation - Stock Compensation", which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees and directors.

ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated statement of income.

The Company recognizes compensation expenses for the value of its awards, which have graded vesting based on service conditions, using the straight line method, over the requisite service period of each of the awards, net of estimated forfeitures. For awards containing multiple service and market conditions, all the conditions must be satisfied in order for the award to vest, the Company recognizes compensation expenses over the longest derived service period, based on the accelerated attribution method, net of estimated forfeitures. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

The Company estimates the fair value of standard stock options granted using the Binomial option-pricing model and options with exercise that is subject to a stock price target, using the Monte Carlo simulations. The option-pricing models require a number of assumptions, of which the most significant are; expected stock price, volatility and the expected option term. In 2009 and 2010, expected volatility was calculated based upon an average between historical volatilities of the Company, similar entities and industry sector index similar to the Company's characteristics, since it did not have sufficient company specific data. In 2011, expected volatility was calculated based upon actual historical stock price movements. The expected option term was calculated based on the Company’s assumptions of early exercise multiples which were calculated based on comparable companies and termination exit rate which was calculated based on actual historical data. The expected option term represents the period that the Company’s stock options are expected to be outstanding. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term.

PERION NETWORK LTD. AND ITS SUBSIDIARIES
(Formerly: Incredimail Ltd.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In November 2010 the Company's Board decided to change its dividend policy so that beginning with earnings of 2011 and beyond, the Company does not intend to distribute any dividends to the holders of its Ordinary shares, as result the Company has no foreseeable plans to pay dividends.

The fair value of the Company's stock options granted to employees and directors was estimated using the following weighted average assumptions:

	Year ended December 31,
	2009	2010	2011

Risk free interest rate	2.73%	1.62%	2.23%
Dividend yield	0%-13.82%	0%-7.83%	0%
Weighted average dividend yield	13.01%	5.65%	0%
Expected volatility	55.41%-74.67%	62.77%-64.56%	47.31%-65.27%
Weighted average volatility	65.04%	63.67%	56.29%
Expected term (years)	3.915	4.6	3.75

r.	Derivative instruments:

The Company uses derivative instruments to protect against foreign currency fluctuations. These instruments were not designated as cash flow hedge as defined by ASC 815, "Derivative and Hedging" and, therefore, the Company recognized the changes in fair value of these instruments in the statement of income as financial income or expense, as incurred.

s.	Fair value of financial instruments:

The carrying amounts of financial instruments carried at cost, including cash and cash equivalents, trade receivables, other receivables, trade payables and other liabilities approximate their fair value due to the short-term maturities of such instruments.

The Company follows the provisions of ASC 820, "Fair Value Measurements and Disclosures". Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

PERION NETWORK LTD. AND ITS SUBSIDIARIES
(Formerly: Incredimail Ltd.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the observability of inputs as follows:

•	Level 1 - Valuations based on quoted prices in active markets for identical assets that the Company has the ability to access.

•	Level 2 - Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

•	Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from investment to investment and is affected by a wide variety of factors including, for example, the type of investment, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment, and is categorized as Level 3.

The Company’s marketable securities are traded in markets that are not considered active, but are valued based on quoted market prices, broker or dealer quotations and, therefore, are categorized as Level 2.

The Company's assets (liabilities) measured at fair value on a recurring basis as of December 31, 2011, included money market funds and treasury notes in the total amount of $ 40 presented as part of cash and cash equivalents and derivative financial instruments, in the amount of $ (44) presented as part of accrued expenses and other liabilities, all measured using input type Level 2. The Company's assets measured at fair value on a recurring basis as of December 31, 2010, included money market funds and treasury notes in the total amount of $ 9,094 presented as part of cash and cash equivalents, marketable securities in the amount of $ 14,973 and derivative financial instruments, in the amount of $ 27 presented in other receivables and prepaid expenses, all measured using input type Level 2.

PERION NETWORK LTD. AND ITS SUBSIDIARIES
(Formerly: Incredimail Ltd.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

t.	Treasury shares:

The Company repurchases its Ordinary shares from time to time on the open market and holds such shares as treasury shares. The Company presents the cost to repurchase treasury shares as a reduction of shareholders' equity.

u.	Comprehensive income:

The Company accounts for comprehensive income in accordance with ASC 220, "Comprehensive Income". This statement establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income generally represents all changes in shareholders' equity during the period except those resulting from investments by, or distributions to, shareholders. The Company determined that its items of other comprehensive income relates to unrealized gains and losses on available for sale securities.

v.	Business combinations:

The Company accounts for business combination in accordance with ASC 805, "Business Combinations". The underlying principles require that the Company recognize separately from goodwill the assets acquired and the liabilities assumed, generally at their acquisition date fair values. Goodwill as of the acquisition date is measured as the excess of consideration transferred and the net of the acquisition date fair values of the assets acquired and the liabilities assumed. While the Company uses its best estimates and assumptions as a part of the purchase price allocation process to accurately value assets acquired and liabilities assumed at the acquisition date, the Company's estimates are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded in the  consolidated statement of income. The direct transaction costs associated with the business combination are expensed as incurred.

PERION NETWORK LTD. AND ITS SUBSIDIARIES
(Formerly: Incredimail Ltd.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In addition, uncertain tax positions and tax related valuation allowances assumed in connection with a business combination are initially estimated as of the acquisition date. The Company reevaluates these items quarterly with any adjustments to preliminary estimates being recorded to goodwill provided that they are within the measurement period. Subsequent to the measurement period or final determination of the tax allowance’s or contingency’s estimated value, whichever comes first, changes to these uncertain tax positions and tax related valuation allowances will affect provision for income taxes in the consolidated statement of income.

w.	Impact of recently issued Accounting Standards:

In May 2011, the Financial Accounting Standards Board issued guidance that changed the requirement for presenting “Comprehensive Income” in the consolidated financial statements. The update requires an entity to present the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The currently available option to disclose the components of other comprehensive income within the statement of shareholders’ equity will no longer be available. The update is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 and should be applied retrospectively. The adoption of the standard will have no impact on the financial position or results of operations, but will result in a change in the presentation of the  basic consolidated financial statements. The Company is still evaluating whether to present other comprehensive income in a single continuous statement of comprehensive income or in two separate but consecutive statements.

In September 2011, the FASB amended the guidance on the annual testing of goodwill for impairment. The amended guidance will allow companies to assess qualitative factors to determine if it is more likely than not that goodwill might be impaired and whether it is necessary to perform the two-step goodwill impairment test required under current accounting standards. The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, with early adoption permitted. The adoption of this guidance is not expected to have a material impact on the Company's consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES
(Formerly: Incredimail Ltd.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:-	MARKETABLE SECURITIES

The Company's marketable securities are classified as available-for-sale securities and are carried at fair value. The following table summarizes amortized costs, gross unrealized holding gains and losses and market value of marketable securities as of December 31, 2010:

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value

Corporate debentures	$6,805	$116	$9	$6,912
U.S. Government agency debentures	7,405	10	13	7,402
Government debentures	218	20	-	238
U.S. municipal bonds	419	2	-	421

	$14,847	$148	$22	$14,973

NOTE 5:-       OTHER RECEIVABLES AND PREPAID EXPENSES

	December 31,
	2010	2011

Government authorities	$3,773	$5,555
Prepaid expenses	228	471
Current severance fund	243	-
Deferred tax asset, net	-	246
Other	241	175

	$4,485	$6,447

PERION NETWORK LTD. AND ITS SUBSIDIARIES
(Formerly: Incredimail Ltd.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-	PROPERTY AND EQUIPMENT, NET

	December 31,
	2010	2011
Cost:
Computers and peripheral equipment	$3,570	$3,861
Office furniture and equipment	400	533
Leasehold improvements	533	606

	4,503	5,000

Accumulated depreciation	3,122	3,700

Property and equipment, net	$1,381	$1,300

Depreciation expenses totaled $ 625, $ 627 and $ 588 for the years ended December 31, 2009, 2010 and 2011, respectively.

During 2011, the Company recorded a reduction of $ 10 to the cost and accumulated depreciation of fully depreciated equipment no longer in use.

NOTE 7:-	GOODWILL AND OTHER INTANGIBLE ASSETS, NET

a.	Goodwill:

Changes in goodwill as of December 31, 2011 are as follows:

December 31,
2011

Goodwill, beginning of year	$-
Acquisition of Smilebox	24,753

Goodwill, end of year	$24,753

PERION NETWORK LTD. AND ITS SUBSIDIARIES
(Formerly: Incredimail Ltd.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	GOODWILL AND OTHER INTANGIBLE ASSETS, NET (Cont.)

b.	Other intangible assets, net

Net other intangible assets consisted of the following:

	Useful	December 31,
	life	2010	2011
Original amount:
Capitalized software development costs	3	$-	$739
Capitalized content costs	3	413	503
Domain	3	35	52
Technology	3	-	3,000
Trade name	10.25	-	1,870
Customer relationship	4.3-6.3	-	1,488

		448	7,652
Accumulated amortization:
Capitalized software development costs		-	22
Capitalized content costs		215	329
Domain		31	39
Technology		-	333
Trade name		-	61
Customer relationship		-	262

		246	1,046
Other intangible assets, net:
Capitalized software development costs		-	717
Capitalized content costs		198	174
Domain		4	13
Technology		-	2,667
Trade name		-	1,809
Customer relationship		-	1,226

		$202	$6,606

c.	Amortization expense amounted to $ 90, $ 112 and $ 800 for the years ended December 31, 2009, 2010 and 2011, respectively.

d.	The estimated future amortization expense of other intangible assets as of December 31, 2011 is as follows:

2012	$2,155
2013	1,809
2014	1,244
2015	303
Thereafter	1,095

$6,606

PERION NETWORK LTD. AND ITS SUBSIDIARIES
(Formerly: Incredimail Ltd.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2010	2011

Employees and payroll accruals	$1,827	$1,556
Current severance pay	287	-
Government authorities	1,135	1,429
Uncertain tax position liability	1,388	2,151
Deferred tax liabilities, net	996	-
Accrued expenses and other	573	1,814

	$6,206	$6,950

NOTE 9:-	COMMITMENTS AND CONTINGENT LIABILITIES

The facilities of the Company are rented under operating lease agreements that expire in 2015. The Company leases its motor vehicles under cancelable operating lease agreements.

Aggregate minimum lease commitments under operating leases as of December 31, 2011, were as follows:

2012	$760
2013	735
2014	735
2015	422

$2,652

Total rent expenses for the years ended December 31, 2009, 2010 and 2011 amounted to $ 448, $ 503 and $ 586, respectively.

Total lease expenses for the years ended December 31, 2009, 2010 and 2011 amounted to $ 382, $ 395 and $ 349, respectively.

PERION NETWORK LTD. AND ITS SUBSIDIARIES
(Formerly: Incredimail Ltd.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	INCOME TAXES

a.	Tax benefits under the Israel Law for the Encouragement of Capital Investments, 1959 (the "Law"):

Various industrial programs of the Company have been granted "Approved Enterprise" and "Beneficiary Enterprise" status, which provides certain benefits, including tax exemptions and reduced tax rates. Income not eligible for Approved Enterprise and Beneficiary Enterprise benefits is taxed at a regular rate.

In the event of distribution of dividends from the said tax-exempt income, the amount distributed will be subject to corporate tax at the rate ordinarily applicable to the Approved Enterprise's income. The tax-exempt income attributable to the "Approved Enterprise" programs mentioned above can be distributed to shareholders without subjecting the Company to taxes only upon the complete liquidation of the Company. Tax-exempt income generated under the Company's Beneficiary Enterprise program will be subject to taxes upon dividend distribution or complete liquidation. The entitlement to the above benefits is conditional upon the Company's fulfilling the conditions stipulated by the Law and regulations published thereunder. Should the Company fail to meet such requirements in the future, income attributable to its Approved Enterprise and Beneficiary Enterprise programs could be subject to the statutory Israeli corporate tax rate and the Company could be required to refund a portion of the tax benefits already received, with respect to such programs. As of December 31, 2011, management believes that the Company is in compliance with all the conditions required by the Law.

PERION NETWORK LTD. AND ITS SUBSIDIARIES
(Formerly: Incredimail Ltd.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	INCOME TAXES (Cont.)

In November 2010 the Company's Board decided to change its dividend policy so that beginning with earnings of 2011 and beyond, the Company does not intend to distribute any dividends to the holders of its Ordinary shares. As of December 31, 2011, tax exempt income incurred up to December 31, 2010 that was not distributed was approximately $ 8,900. Should this amount be distributed, it would be taxed at the reduced corporate tax rate applicable to such profits (currently 25%), and income tax liability of up to approximately $ 2,225 would be incurred as of December 31, 2011.

The Knesset enacted a reform to the Investment Law, effective January 2011. According to the reform a flat tax rate will apply to companies eligible for the “Preferred Enterprise” status. In order to be eligible for Preferred Enterprise status, a company must meet minimum requirements to establish that it contributes to the country’s economic growth and is a competitive factor for the Gross Domestic Product (a competitive enterprise). Israeli companies which currently benefit from an Approved or Beneficiary Enterprise status and meet the criteria for qualification as a Preferred Enterprise can elect to apply the new Preferred Enterprise benefits by waiving their benefits under the Approved and Beneficiary Enterprise status.

Commencing 2011, the Company elected to apply the new Preferred Enterprise benefits. Benefits granted to a Preferred Enterprise include reduced and gradually decreasing tax rates. The tax rate is 15% in 2011 and 2012, 12.5% in 2013 and 2014 and 12% starting from 2015.

A distribution from a Preferred Enterprise out of the “Preferred Income” would be subject to 15% withholding tax for Israeli-resident individuals and non-Israeli residents (subject to applicable treaty rates). A distribution from a Preferred Enterprise out of the “Preferred Income” would be exempt from withholding tax for an Israeli-resident company.

b.	Corporate tax rates in Israel:

The regular corporate tax rate in Israel in 2009, 2010 and 2011 is 26%, 25% and 24%, respectively. In December 5, 2011 the Knesset passed a law for changing the tax burden, which cancels, among others, the gradual reduction in the rates of the Israeli corporate tax. In addition, the Israeli corporate tax will be increased to 25% starting from 2012. The real capital gains tax was also increased to 25%, accordingly.

c.	Income taxes of non-Israeli subsidiaries:

Non-Israeli subsidiaries are taxed according to the tax laws in their respective countries of residence.

PERION NETWORK LTD. AND ITS SUBSIDIARIES
(Formerly: Incredimail Ltd.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	INCOME TAXES (Cont.)

d.
Tax reports filed by the Company in Israel through the year ended December 31, 2008 are considered final. The U.S tax returns of the U.S subsidiaries Smilebox and Incredimail Inc. remain subject to examination by the U.S tax authorities for the tax years beginning on December 31, 2007 and December 31, 2008, respectively.

e.	Tax loss carry-forwards:

Net operating loss carry-forwards as of December 31, 2011 are as follows:

United States *)	$17,053

Net operating losses in the U.S. may be carried forward through periods which will expire in the years starting from 2026 up to 2031.

*)
Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

f.	Deferred tax assets, net:

Deferred taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes.

PERION NETWORK LTD. AND ITS SUBSIDIARIES
(Formerly: Incredimail Ltd.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	INCOME TAXES (Cont.)

Components of the Company's deferred tax assets (liabilities) are as follows:

	December 31,
	2010	2011
Deferred tax assets:
Employee benefits	$214	$106
Net operating loss carry forwards	-	6,821
Losses on marketable securities	119	-
Other	197	225

Deferred tax assets, before valuation allowance	530	7,152
Valuation allowance	(93)	(4,113)

Total deferred tax assets, net of valuation allowance	437	3,039

Deferred tax liabilities:
Intangible assets	$-	$(2,281)
Deferred revenues	-	(427)
Exempt income *)	(1,305)	-
Capitalized software development costs	-	(85)
Unrealized gain on marketable securities	(26)	-

Total deferred tax liabilities	(1,331)	(2,793)

Deferred tax asset (liability), net	$(894)	$246

Domestic:
Current deferred tax asset, net	-	246
Current deferred tax liability, net	(996)	-
Non-current deferred tax asset, net	102	-

	$(894)	$246

*)	Deferred tax liability recorded in 2010 on the exempt income that the Company did not have the intention to permanently re-invest.

Current deferred tax assets, net, is included within other receivables and prepaid expenses in the balance sheets. Current deferred tax liability, net, is included within accrued expenses and other liabilities in the balance sheets. Non-current deferred tax asset, net is included within other assets on the balance sheets.

PERION NETWORK LTD. AND ITS SUBSIDIARIES
(Formerly: Incredimail Ltd.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	INCOME TAXES (Cont.)

g.	A reconciliation of the Company's effective tax rate to the statutory tax rate in Israel is as follows:

	Year ended December 31,
	2009	2010	2011

Income before taxes on income	$11,558	$11,621	$5,840
Statutory tax rate in Israel	26%	25%	24%

Theoretical income tax expense	$3,005	$2,905	$1,402
Increase (decrease) in tax expenses resulting from:
"Approved Enterprise" benefits	(4)	-	(1,751)
Non-deductible expenses	232	230	78
Previous years taxes	185	-	(156)
Losses and timing differences for which no deferred taxes were recorded	-	-	994
Tax adjustment in respect of different tax rate	-	-	(400)
Losses (gains) from marketable securities and ARSs for which valuation allowance has been provided	22	-	-
Other	105	97	5

Taxes on income	$3,545	$3,232	172
Benefit per Ordinary share, resulting from "Approved Enterprise" status:
Basic	$-	$-	$0.18
Diluted	$-	$-	$0.18

h.	Income taxes are comprised as follows:

	Year ended December 31,
	2009	2010	2011

Deferred tax (benefit) expense	$1,515	$(385)	$(1,140)
Current taxes	1,845	3,617	1,468
Previous years taxes	185	-	(156)

	$3,545	$3,232	$172

PERION NETWORK LTD. AND ITS SUBSIDIARIES
(Formerly: Incredimail Ltd.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	INCOME TAXES (Cont.)

i.	Uncertain tax position:

A reconciliation of the beginning and ending balances of unrecognized tax benefits is as follows:

	December 31,
	2010	2011

Balance at January 1	$1,341	$1,388
Additions for prior year tax positions	-	505
Additions in tax positions for current year	47	258

Balance at December 31	$1,388	$2,151

j.	Income (loss) before taxes on income is comprised as follows:

	Year ended December 31,
	2009	2010	2011

Domestic	$11,532	$11,553	$8,325
Foreign - U.S.A	26	68	(2,485)

	$11,558	$11,621	$5,840

PERION NETWORK LTD. AND ITS SUBSIDIARIES
(Formerly: Incredimail Ltd.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	SHAREHOLDERS' EQUITY

a.	Ordinary share:

The Ordinary shares entitle their holders to voting rights, the right to receive cash dividend and the right to a share in excess assets upon liquidation of the Company. In January 6, 2011 the shareholders resolved to increase the authorized share capital of the Company to 40,000,000 Ordinary shares with a nominal value of NIS 0.01 each.

b.	Treasury shares:

In July 2008, the Company's Board of Directors authorized the repurchase of up to $ 3,750 in the open market, subject to normal trading restrictions. During 2009, the Company purchased 45,455 of its Ordinary shares for total consideration of $ 120, which were recorded as Treasury stock, at cost as part of shareholders' equity.

c.	Share option plans:

In 2003, the Company adopted a share option plan ("the 2003 Option Plan"). Under the 2003 Option Plan, employees, officers and non-employees may be granted options to acquire Ordinary shares. Pursuant to the 2003 Option Plan, the Company has reserved for issuance a total of 3,368,000 Ordinary shares. As of December 31, 2011, 645,331 options were still available for future grant under the 2003 Option Plan.

Options granted under the 2003 Plan vested over three to four years from the grant date. The options expire no later than five years from the date of grant.

PERION NETWORK LTD. AND ITS SUBSIDIARIES
(Formerly: Incredimail Ltd.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)
NOTE 11:-	SHAREHOLDERS' EQUITY (Cont.)

A summary of the activity in the share options granted to employees and directors for the year ended December 31, 2011 and related information is as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual Term (in Years)	Aggregate intrinsic value

Outstanding at January 1, 2011	1,608,946	$5.43	3.24	$3,858
Granted	700,000	7.19
Exercised *)	(167,825)	3.46
Cancelled	(134,050)	7.16
Forfeited	(230,999)	7.76

Outstanding at December 31, 2011 **)	1,776,072	$5.87	3.39	$113
Exercisable at December 31, 2011 ***)	445,072	$5.14	2.04	$113

*)	During 2011, 10,000 share options were exercised in consideration for cash received in an amount of $ 30, the remaining 157,825 were exercise under net-share settlement.

**)
Represents intrinsic value of 149,403 outstanding options that are in-the-money as of December 31, 2011. The remaining 1,626,669 outstanding options are out of the money as of December 31, 2011, and their intrinsic value was considered as zero.

***)
Represents intrinsic value of 149,403 outstanding options that are in-the-money as of December 31, 2011. The remaining 295,669 outstanding options are out of the money as of December 31, 2011, and their intrinsic value was considered as zero.

The weighted-average grant-date fair value of options granted during the years 2009, 2010 and 2011 was $ 1.68, $ 1.23 and $ 2.29, respectively.

As of December 31, 2011, the total compensation cost related to options granted to employees, not yet recognized, amounted to $ 1,456. The cost is expected to be recognized over a weighted average period of 2.01 years.

Aggregate intrinsic value of options exercised in 2009, 2010 and 2011 amounted to $ 281, $ 713 and $ 580, respectively.

PERION NETWORK LTD. AND ITS SUBSIDIARIES
(Formerly: Incredimail Ltd.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	SUPPLEMENTARY DATA ON SELECTED CONSOLIDATED STATEMENTS OF INCOME ITEMS

a.	Financial income, net:

	Year ended December 31,
	2009	2010	2011
Financial income:
Interest from bank deposits and marketable securities	$360	$449	$304
Gains from marketable securities, net	-	-	71
Exchange rate differences , net	12	-	102
Interest from government authorities, net	-	-	988
Other	9	-	-

	381	449	1,465
Financial expenses:
Losses from marketable securities, net	237	38	-
Exchange rate differences , net	-	45	-
Accretion of payment obligation related to acquisition	-	-	100
Other	72	44	72

	309	127	172

	$72	$322	$1,293

b.	Research and development costs, net:

	Year ended December 31,
	2009	2010	2011

Total costs	$6,254	$6,607	$8,192
Capitalized software development costs	-	-	(739)

	$6,254	$6,607	$7,453

PERION NETWORK LTD. AND ITS SUBSIDIARIES
(Formerly: Incredimail Ltd.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	SUPPLEMENTARY DATA ON SELECTED CONSOLIDATED STATEMENTS OF INCOME ITEMS (Cont.)

c.	Net earnings per Ordinary share: Computation of basic and diluted net earnings per share is as follows:

1.	Numerator:

	Year ended December 31,
	2009	2010	2011

Net income available to Ordinary shareholders	$8,013	$8,389	$5,668

2.	Denominator:

	Year ended December 31,
	2009	2010	2011

Denominator for basic net earnings per share -
Weighted average number of Ordinary shares, net of treasury stock	9,347,915	9,622,181	9,796,380
Effect of dilutive securities:
Add - stock options	214,806	209,447	205,791
Denominator for diluted net earnings per share - adjusted weighted average shares	9,562,721	9,831,628	10,002,171

NOTE 13:-	DERIVATIVE FINANCIAL INSTRUMENTS

In order to reduce the impact of changes in foreign currency exchange rates on its results, the Company enters into foreign currency exchange forward contracts and options contracts to purchase and sell foreign currencies to hedge a portion of its foreign currency net exposure resulting from payroll expenses denominated in NIS.

The foreign currency exchange forward contracts and options contracts are not designated as hedging instruments under hedge accounting. These instruments are generally short term in nature, with typical maturities of less than one year, and are subject to fluctuations in foreign exchange rates. Gains or losses on these derivatives, which partially offset the foreign currency impact from the underlying exposures were classified into financial income (expenses), net and amounted to $ (25), $ 69, and $ (2) for the years ended December 31, 2009, 2010 and 2011, respectively.

PERION NETWORK LTD. AND ITS SUBSIDIARIES
(Formerly: Incredimail Ltd.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	DERIVATIVE FINANCIAL INSTRUMENTS (Cont.)

The Company measured the fair value of the contracts in accordance with ASC No. 820 at level 2.

The Company’s derivatives expose it to credit risks from possible non-performance by counterparties. The maximum amount of loss due to credit risk that the Company would incur if counterparties to the derivative financial instruments failed completely to perform according to the terms of the contracts, based on the gross fair value of the Company’s derivative contracts that are favorable to the Company, was approximately $ 44 presented as part of accrued expenses and other liabilities, as of December 31, 2011. The Company has limited its credit risk by entering into derivative transactions exclusively with investment-grade rated financial institutions and monitors the creditworthiness of these financial institutions on an ongoing basis.

The notional amounts of the Company’s derivative instruments as of December 31, 2010 and 2011 amounted to $ 1,950 and $ 4,300, respectively. Notional values are U.S. dollar translated and calculated based on forward rates for forward contracts and based on spot rates for options. Gross notional amounts do not quantify risk or represent assets or liabilities of the Company, but are used in the calculation of settlements under the contracts.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Perion Network Ltd.

By:	/s/ Josef Mandelbaum
Josef Mandelbaum
Chief Executive Officer

Date:  March 22, 2012

EXHIBIT INDEX

No.          Description

1.1	Memorandum of Association of Registrant (1)

1.2	Certificate of Change of Name of Registrant (translated from Hebrew)

1.3	Amended and Restated Articles of Association of Registrant, dated February 3, 2006 (2)

4.3	The Registrant’s 2003 Israeli Share Option Plan and the form of Option Agreement (1) and the US Addendum to such plan (4)

4.4           Google Services Agreement, dated December 27, 2010(3)

4.5	Stock Purchase Agreement among Ofer Adler, the Company and the purchasers listed therein, dated January 24, 2011. (5)

4.6	Registration Rights Agreement among the Company and the investors listed therein, dated January 24, 2011. (5)

4.7	Commitment Letter and Financial Covenants Letter among the Company and Bank Leumi Le-Israel, B.M., dated September 6th 2011;

4.8	Commitment Letter and Financial Covenants Letter among the Company and the First International Bank of Israel, B.M., dated September 6th 2011; (translated from Hebrew)

4.9
Agreement and Plan of Merger, dated July 31, 2011, by and among the Company, Incredimail Inc., Seder Merger Inc., Smilebox, Inc. and Andrew Wright and Shareholder Representative Services LLC, as the Shareholder Representative dated as of July 31, 2011. *

8	List of all subsidiaries

12.1	Certification required by Rule 13a-14(a) or Rule 15d-14(a) executed by the Chief Executive Officer of the Company

12.2	Certification required by Rule 13a-14(a) or Rule 15d-14(a) executed by the Chief Financial Officer of the Company

13.1	Certification required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2	Certification required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

14	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, Independent Auditors
 ___________________________

(1)	Previously filed with the SEC on October 25, 2005 as an exhibit to our registration statement on Form F-1/A (File No. 333-129246).
(2)	Previously filed with the SEC on January 5, 2006 as an exhibit to our registration statement on Form F-1/A (File No. 333-129246).
(3)
Previously filed with the SEC on March 8, 2011 as an exhibit to our annual report on Form 20-F.  Confidential treatment was requested and approved with respect to certain portions of this exhibit pursuant to 17.C.F.R. §§ 230.406 and 200.83. Omitted portions were filed separately with the SEC.

(4)	Previously filed with the SEC on September 15, 2011 as an Appendix to Exhibit 1 of our Notice of Annual General Meeting of Shareholders filed on Form 6-K (File No. 000-51694)
(5)	Previously filed with the SEC on March 9, 2011 as an exhibit to our annual report on Form 20-F.
*	Confidential treatment was requested with respect to certain portions of this exhibit pursuant to 17.C.F.R. §§ 230.406 and 200.83. Omitted portions were filed separately with the SEC.