Form 20-F
period 2012-12-31
Perion Network Ltd.
filed 2013-04-29
CIK 1338940

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

Yacov Kaufman, CFO
Tel: +972-3-7696-109; Fax: +972-3-644-5502
4 HaNechoshet Street
Tel Aviv, Israel 69710
(Name, Telephone, E-mail and /or Facsimile Number and Address of Company Contact Person)

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

As of December 31, 2012, the Registrant had outstanding 12,064,510 ordinary shares, par value NIS 0.01 per share.

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

Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes ☐   No ☒

ii

PRELIMINARY NOTES

Terms

As used herein, and unless the context suggest otherwise, the terms "Perion", "Company", "we", "us" or "ours" refer to Perion Network Ltd. References to "dollar" and “$” are to U.S. dollars, the lawful currency of the United States, and references to “NIS” are to New Israeli Shekels, the lawful currency of the State of Israel. On April 24, 2013, the exchange rate between the NIS and the dollar, as quoted by the Bank of Israel, was NIS 3.6 to $1.00.

Trademarks

Perion™, IncrediMail™, PhotoJoy™, Smilebox Teeth Design™, Smilebox™, SWEETPACKS™ and SWEETIM™ are our trademarks.  All other trademarks and trade names appearing in this Annual Report are owned by their respective holders.

Forward-Looking Statements

This annual report on Form 20-F contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our, or our industry’s, actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed, implied or inferred by these forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "could", "would", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "projects", "potential" or "continue" or the negative of such terms and other comparable terminology.

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

Factors that could cause actual results to differ from our expectations or projections include certain risks, including but not limited to the risks and uncertainties relating to our business, intellectual property, industry and operations in Israel, as described in this annual report under Item 3.D. – “Key Information – Risk Factors."  Assumptions relating to the foregoing involve judgment with respect to, among other things, future economic, competitive and market conditions, and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. In light of the significant uncertainties, inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives or plans will be achieved. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time and it is not possible for our management to predict all risks, nor can we assess the impact of all risks on our business or the extent to which any risk, or combination of risks, may cause actual results to differ from those contained in any forward-looking statements.

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

TABLE OF CONTENTS

     Page

PART I

Item 1.	Identity of Directors, Senior Management and Advisers	3
Item 2.	Offer Statistics and Expected Timetable	3
Item 3.	Key Information	3
Item 4.	Information on the Company	19
Item 4.A	Unresolved Staff Comments	31
Item 5.	Operating and Financial Review and Prospects	31
Item 6.	Directors, Senior Management and Employees	45
Item 7.	Major Shareholders and Related Party Transactions	56
Item 8.	Financial Information	58
Item 9.	The Offer and Listing	59
Item 10.	Additional Information	60
Item 11.	Quantitative and Qualitative Disclosures about Market Risk	75
Item 12.	Description of Securities Other than Equity Securities	76

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies	77
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	77
Item 15.	Controls and Procedures	77
Item 16A. Audit Committee Financial Expert	78
Item 16B.	Code of Ethics	78
Item 16C.	Principal Accountant Fees and Services	78
Item 16D. Exemptions from the Listing Standards for Audit Committees	78
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	78
Item 16F. Changes in Registrant's Certifying Accountant	78
Item 16G. Corporate Governance	79
Item 16H	Mine Safety Disclosure	79

PART III

Item 17.	Financial Statements	80
Item 18.	Financial Statements	80
Item 19.	Exhibits	81

PART I

ITEM 1.                 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.                 OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                  KEY INFORMATION

A.            SELECTED FINANCIAL DATA

The following tables present selected financial data and should be read in conjunction with "Item 5 - Operating and Financial Review and Prospects" and our consolidated financial statements and related notes appearing elsewhere in this annual report. We derived the selected operations data below for the years ended December 31, 2010, 2011 and 2012 and the selected balance sheet data as of December 31, 2011 and 2012 from our audited consolidated financial statements included elsewhere in this report. We derived the selected operations data below for the years ended December 31, 2008 and 2009 and the selected balance sheet data as of December 31, 2008, 2009 and 2010 from our audited consolidated financial statements not included in this report. Our consolidated financial statements are prepared and presented in U.S. dollars and in accordance with U.S. Generally Accepted Accounting Principles ("U.S. GAAP").

	Year ended December 31,
Statement of Operations Data:	2008	2009	2010	2011	2012
	U.S. dollars in thousands (except share and per share data)
Revenues
Search	$11,747	$20,011	$22,792	$25,466	$38,061
Products	9,158	6,717	5,404	7,191	17,574
Other	1,001	467	1,301	2,816	4,588
	$21,906	$27,195	$29,497	$35,473	$60,223
Cost of revenues	1,795	1,505	1,606	2,840	5,230
Gross profit	20,111	25,690	27,891	32,633	54,993
Operating expenses:
Research and development costs, net	7,589	6,254	6,607	7,453	10,735
Selling and marketing expenses	7,343	4,616	5,244	12,984	29,517
General and administrative expenses	3,806	3,334	4,741	7,649	8,560
Goodwill impairment and other charges	1,153	-	-	-	-
Total operating expenses	19,891	14,204	16,592	28,086	48,812
Operating income	220	11,486	11,299	4,547	6,181
Financial income, net	4,494	72	322	1,293	(174)
Income, before taxes on income	4,714	11,558	11,621	5,840	6,007
Taxes on income	289	3,545	3,232	172	2,473
Net income	$4,425	$8,013	$8,389	$5,668	$3,534
Net earnings per share:
Basic	$0.47	$0.86	$0.87	$0.58	$0.35
Diluted	$0.46	$0.84	$0.85	$0.57	$0.34
Weighted average number of shares used in net earnings (loss) per share:
Basic	9,427,424	9,347,915	9,622,181	9,796,380	10,159,049
Diluted	9,516,477	9,562,721	9,831,628	10,002,171	10,366,808

	As of December 31,
	2008	2009	2010	2011	2012
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$7,835	$24,368	$16,055	$11,260	$21,762
Working capital	25,143	26,846	28,067	(27)	(4,296)
Total assets	37,651	39,894	41,348	54,904	123,159
Total liabilities	12,107	12,892	13,196	23,083	68,449
Shareholders’ equity	25,544	27,002	28,152	31,815	54,710

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

Risks Related to Our Business

If the Google AdSense for Search program is terminated or significantly changed by Google, we may experience a material reduction in our search generated revenues or the profits they create, we could be forced to immediately seek an alternative search provider, and even then we would be susceptible to a certain transition period during which we may experience a material reduction in our search generated revenues and, possibly a long-term decrease in search generated revenues and, in turn, an adverse effect on our financial condition.

Our business is currently very dependent on search based revenues, currently utilizing primarily the Google AdSense program, pursuant to which we receive a portion of the amount paid by advertisers to Google for the activity performed by those downloading the Company’s applications. This dependence continues to grow and we obtained approximately 63% of our revenues for the year ended December 31, 2012 from this partnership.  While our strategy is to diversify our revenue streams and limit this dependence, we expect this venue to continue to generate a major portion of our revenues in the foreseeable future.

On April 23, 2013, we entered into a new agreement with Google, effective from May 1, 2013 to April 30, 2015.  The new agreement combines the activities of Perion and SweetIM, a consumer internet company we acquired in November 2012 (see "Recent Developments" under Item 4A below) into one agreement and replaces both of the existing agreements with Google. The new agreement, as in past agreements, enables termination by either side after one year with 90 days notice.  In addition, Google is entitled to amend the agreement, change its policies and guidelines, and has other limited termination rights. If this agreement is terminated, substantially amended, or not renewed on favorable terms, we could experience a material decrease in our search generated revenues or the profits they create and we could be forced to seek alternative search providers. There are very few companies in the market that provide Internet search and advertising services similar to those provided by Google. Google is the most dominant player in this market, particularly on a global scale, and competitors do not offer as much coverage through sponsored links. If we fail to quickly locate, negotiate and finalize alternative arrangements, or if the alternatives do not provide for terms that are as favorable as those provided for by the AdSense program, or if the alternative arrangement will not attract the same traffic as the traffic attracted by the Google AdSense program, or if the termination by Google affects our ability to contract other providers, we would experience a material reduction in our revenues and, in turn, our business, financial condition and results of operations would be adversely affected. Our failure to retain existing users, or attract new users, as well as generate traffic to our search properties, could adversely affect our business, financial condition and results of operations.

We rely heavily on the ability to offer our search properties to users of our software products and subsequently retain them. Should this offering be blocked, constrained, limited, materially changed, or made redundant, by Google or the providers of the underlying platforms, our ability to generate revenues from our users' search activity could be significantly reduced.

Approximately 63% of our revenues for the year ended December 31, 2012 were generated from the acceptance and subsequent retention of our search properties by the users of our software products.  The market for offering and retaining these search properties is very competitive.  In addition, some companies offer a browser without the existence of, or may cause difficulties in resetting, a homepage or the ability to install toolbars or reset the default search provider. The guidelines imposed pursuant to our agreement with Google, with respect to homepage resets, installing toolbars and default search resets to Google services when providing downloadable applications have recently changed, as compared to the previous agreement, and this may have negative revenue implications. Should Google or other companies providing internet browsers, effectively further restrict, discourage, or otherwise hamper companies, like us, from offering or changing the search properties, there would be a material adverse effect on our search generating revenue model and our financial results.

The generation of revenues from search activity has become subject to fierce competition. We obtain a significant portion of our revenues from searches made by users of our search properties. If we cannot compete effectively in this market, our revenues are likely to decline.

We obtain a significant portion of our revenues from searches made through designating the Company as the default search provider, by installation of toolbars, as well as offering other search properties. We therefore are constantly looking for ways to convince our users to designate the Company as its default search provider and accept the other search properties offered. There are a growing number of companies that generate an increasing amount of their revenues from searches, some of them with a more significant presence than ours and with greater capability to offer substantially more content, and others utilizing aggressive marketing practices that we are unwilling to use as it detracts from the user experience or are not permitted by our agreements or accepted practices.  In addition, with competition growing, even the larger and in the past more conservative companies (such as Google, Microsoft and others) have become increasingly aggressive in their search service offering.  Therefore, our ability to attract new users to install Perion’s search assets and to retain existing users, could suffer, preventing or delaying our ability to increase our revenues, or even causing them to decline.

The marketing of our search services significantly relies on our ability to advertise and distribute our products together with the distribution of free software from other companies.  Should Google or our other search partners institute material changes in our ability to partner with distribution partners, it would be more difficult to acquire new customers and would adversely affect our revenues.

Over the last year, our reliance on advertising for acquiring new customers in conjunction with other companies distributing other free software products has grown dramatically and is an integral part of our plans to continue to achieve rapid growth. These distribution partnerships are regulated by our search partners, including Google. This method of distribution has been very effective for us in the past and has significantly contributed to our growth. Should Google continue to implement changes to its rules and restrict us from working with distribution partners, our ability to market our products and search services would be limited, which would adversely affect our results of operations.

Social related software and Facebook in particular, is becoming an increasingly dominant method of communication over the internet. If Facebook increases its dominance over other forms of communication, or changes the way people share content and we are not able to adapt our products to this new environment, the number of users of our products could decrease and our revenues could decline.

A significant portion of our revenues stems from the usage of our IncrediMail email client.  Although IncrediMail does accommodate certain aspects of communication through Facebook, if the usage of Facebook or other social related software replaces email as a method of communication, this would decrease the usage of our email client and subsequently have a negative effect on our revenues.

In addition, our IncrediMail email client and other products, interface with Facebook, which we believe contributes to the usage by our users of our products. If Facebook were to change the guidelines and policies governing their cooperation with companies like us, these changes could negatively impact the use of our products.

A significant portion of the users of our Smilebox photo-sharing product uses Facebook to share their creations. We could be impacted by changes that Facebook makes in how our users are able to post content into Facebook pages. These changes could negatively impact the ability of our Smilebox users to post content into Facebook, which would adversely affect the usage of our Smilebox photo-sharing product and our revenues from such product.

If we are unable to continually enhance our existing products and develop new products that achieve widespread market acceptance, our ability to attract and retain customers could be impaired, our competitive position may be harmed and we may be unable to generate additional revenues.

Our ability to generate advertising and search revenues is, amongst others, a function of the number of users of our products.  In addition, a portion of the registered or active users of our free products end up becoming paying customers of our products and services. In order to induce consumers to use our products, accept the search properties offered, and purchase or license our products, we must continually enhance our existing products by offering additional features and content that appeal to our unique user base. Maintaining the usability and relevance of existing products and the development and commercialization of new products can be very complex. Software product development and commercialization depends upon a number of factors, including:

•	accurate prediction of market requirements, market preferences and trends and evolving standards;

•	development of advanced technologies and capabilities;

•	timely completion and introduction of new product designs and features that incorporate market requirements and preferences;

•	recruiting and retaining highly qualified personnel;

•	marketing new products; and

•	market acceptance of the enhanced and new products.

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

Our ability to execute our business strategy depends on market demand for software programs that are simple, safe and useful, and on our ability to maintain these characteristics in our existing products and those that will be bought or internally developed in the future. For instance, the fact that many email users have multiple email clients and accounts, many of which are likely provided to them free of charge by large Internet and software companies, positively affects the potential market demand for our enhanced email software products. The growing popularity of web based mail and its increased functionality and mobility negatively affect the potential market demand for our primarily PC based email client. Our photo sharing product has benefited from the social trend of sharing digital photos, while the increasing popularity for taking and viewing photos on mobile devices pose a challenge for our primarily desktop oriented user experience.  The rate of adoption and acceptance of our products may be affected adversely by changing consumer preferences, product obsolescence, technological change, market competition and our products’ quality and novelty.

Our results of operations and financial condition may be adversely impacted by worldwide economic conditions.

Our primary user base is composed of individual consumers and for the most part their discretionary purchase habits. The current overall lack of growth in the U.S. and European economies following a few years of weak performance has resulted in continued negative pressure on consumer spending in general, and discretionary spending in particular, and has impacted consumers in our market territories in ways that could negatively affect our business. In the event that the United States or Europe experiences an economic downturn, or the current economic climate worsens, our current and potential software license subscribers may be unable or unwilling to purchase our products or use our service. This would also have a negative impact on consumer internet spending and search generated revenues. A reduction in the purchasing of our products or use our services, consumer internet spending and search generated revenues have had a negative impact in the past, and may possibly have a greater negative impact in the future, on our sales and revenue generation, margins and operating expenses, and consequently have a material adverse effect on our business, results of operations and financial condition.

Our "viral" growth could be adversely affected if we do not increase the number of our registered users or if users stop using our software.

To increase our user base, we continue to rely to a certain extent on "viral marketing" which induces our users to pass along marketing information to other potential users with the aim of generating "viral" growth.  Although the pace of our viral growth has declined, this marketing method is of relatively low cost and remains an important part of our growth strategy. Other marketing methods, while effective, are far more costly. As users of our products stop, reduce, or limit their usage, our viral growth will decline because these users will no longer forward links to our site via their emails, and as a result our market share and revenues could decrease. Our historical experience with usage of our products indicates that usage of our products declines rapidly over time, although some continue to use them for as long as six years. Therefore, in order to induce our existing users to continue to use our products, we must continually enhance our existing products and periodically develop new ones. If we cannot offer such products because of lack of resources, competition or other reasons described elsewhere in these Risk Factors, our distribution, revenues and results of operations could be adversely affected.

The market for desktop email software products and services is declining, as web based solutions for the desktop are gaining in popularity.

One of our major products competes in the market for email software products and services that aim to offer a customized personal, productive and entertaining email experience for consumers. Our main competitors are those providing a web-based email solution, which does not require the user to download software, and thus provides a very mobile and accessible email tool.  Some of these competitors provide (or will provide) a downloadable email client as well. While there are advantages and disadvantages to each method and system and the markets for each of them remain large, the market for web based systems is growing at the expense of downloadable email clients. In addition, many of our competitors providing a web-based solution have more established brands, products and customer relationships than we do, which could inhibit our market penetration efforts even if they may not offer features similar to IncrediMail®. For example, consumers may choose to receive an extensive package of Internet and email services from a more dominant and recognized company, such as Google (Gmail), Microsoft Corporation (Outlook), Facebook, or Yahoo! (Yahoo Mail).

Should this trend accelerate faster than our ability to provide differentiating advantages in our downloadable email solution, this could result in fewer downloads of our email product, lower search revenues, less use of our product, fewer purchases of our products and services and loss of market share. See "Item 4.B Business Overview — Competition" for additional discussion of our competitive market.

We rely significantly on our ability to advertise through the Google AdWords network for marketing and acquiring new users of our products. Should Google make additional substantial changes to this network or if it becomes substantially more expensive, it would be more difficult and expensive to acquire new customers and would negatively affect our revenues.

Over the last few years our reliance on advertising for acquiring new customers has grown dramatically and is an integral part of our plans to continue to achieve accelerated growth. One of the main venues for advertising our products is Google’s AdWords network. Google sets the standards and the pricing for using this network. Although there are alternative networks and platforms for advertising, none are currently as popular as Google's.  Should Google continue to further change the rules for using this network and the way distributers of downloadable software products interact with it, or if the cost of advertising our products increases more than it already has, our ability to market our products would be limited, which would negatively affect our results of operations.

We have acquired and intend to continue to acquire other businesses. These acquisitions divert a substantial part of our resources and management attention, could cause dilution to our shareholders and adversely affect our financial results.

We acquired Smilebox in August 2011 and SweetIM in November 2012, and we intend to continue to acquire complementary products, technologies or businesses. Prior to these acquisitions our management had limited experience together as a team in making acquisitions or integrating acquired businesses. Seeking and negotiating potential acquisitions to a certain extent diverts our management’s attention from other business concerns, is expensive and time-consuming. New acquisitions could expose our business to unforeseen liabilities or risks associated with the business or assets acquired or with entering new markets. In addition, we might lose key employees while integrating new organizations and we might not effectively integrate the acquired products, technologies or businesses or achieve anticipated revenues or cost benefits. Future acquisitions could result in customer dissatisfaction, performance problems with an acquired product, technology or company. Paying the purchase price for acquisitions in the form of cash, debt or equity securities could weaken our cash position, increase our leverage or dilute our existing shareholders, as the case may be. Furthermore, a substantial portion of the cost of these acquisitions is typically for intangible assets.  We may incur contingent liabilities, amortization expenses related to intangible assets, or possible impairment charges related to goodwill or other intangible assets or other unanticipated events or circumstances relating to the acquisition, and we may not have, or may not be able to enforce, adequate remedies in order to protect our Company. If any of these or similar risks relating to acquiring products, technologies or businesses should occur in the future on a scale that is larger than the effect of the acquisition described above, our business could be materially harmed.

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

Our websites are currently hosted on Amazon Web Services, Inc., Bezeq International Ltd. and Limelight Networks Inc. Each of such companies may not continue to provide services to us without disruptions in services at the current cost or at all. Although there is certain overlap between such companies, such a disruption in services by any one of them, even if temporary, would reduce our revenues from product sales, and possibly even from search, depending on the extent of disruption. While we have begun migrating the hosting services to Amazon’s cloud based service, and we believe that there are many alternative providers of hosting and other communication services available to us, and the company has a plan for adjusting and adapting in such an event, the costs associated with the contemplated and any other transition to a new service provider could be substantial and require us to reengineer our computer systems and telecommunications infrastructure to accommodate a new service provider. Such processes could be both expensive and time consuming and could result in lost business both during the transition period and after.

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

We currently rely solely on the Internet as a means to sell our products. Accordingly, if we, or our customers, are unable to utilize the Internet due to a failure of technology or infrastructure, hacking, terrorist activity or other reasons, we could lose current or potential customers and revenues. While we have backup systems for most aspects of our operations, our systems are not fully redundant and our disaster recovery planning may not be sufficient for all eventualities. In addition, we may have inadequate insurance coverage to compensate us for losses from a major interruption. Furthermore, interruptions in our website could materially impede our ability to attract new companies to advertise on our website and to maintain relationships with current advertisers. Difficulties of this kind could damage our reputation, be expensive to remedy and curtail our growth.

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

Since beginning operations in 2000, we have introduced many new products and initiatives, some of which have been unsuccessful.  In addition, our revenue mix between products, search generated revenue and other advertising revenue has changed dramatically over the years. Consequently, in some cases, we have a limited history of ongoing operations from which to predict our future performance and making such predictions is very complex and challenging, particularly with regard to aggressively increasing the distribution and profitability of search generated revenue, new products and initiatives and scaling existing business. The future viability of our business will greatly depend on our ability to increase search generated revenues with a sufficient return on investment, increase product sales, introduce new products, including adapting and creating products for new platforms such as mobile platforms, appealing to the Internet market, increase search generated, affiliate and advertising revenues, exploit our brand name and control our costs, which we may be unable to do. As a result, we may not be able to continue our revenue growth or profitability.

We may have difficulty managing our growth, which could limit our ability to increase our sales and control our costs.

We have invested heavily to increase the organic growth of our operations in recent years. These investments have included recruiting of experienced personnel, investments in infrastructures, advertising and the acquisition of new businesses and products.  This strategy for emphasizing accelerated growth is required in order to achieve our business objectives, and is placing increased demands on our management and on our operational resources. This growth has, and continues to increase the challenges involved in:

•	implementing appropriate operational and financial systems and controls;

•	expanding our sales and marketing infrastructure and capabilities;

•	expanding our infrastructures and technological capabilities; and

•	maintaining the commitment of our employees.

If we cannot scale and manage our business appropriately, we will not experience our projected growth and our financial results will suffer.

A decline in market acceptance for Microsoft technologies on which our products rely could have a material adverse affect on us.

Most of our products and virtualy all of our revenues currently run or are based on Microsoft Windows operating systems. Recently the Android and Apple operating systems have gained populartity and market share, particularly in the mobile market, although still accounting for only a small part of the desktop market. A decline in market acceptance of Microsoft technologies or the increased acceptance of other operating systems without products that work on these competing operating systems in a timely fashion could have a material adverse effect on our ability to market our products. Consumers are adopting these alternative technologies in increasing numbers and are migrating to other computing technologies that we do not currently support. In addition, our products and technologies must continue to be compatible with new developments in Microsoft technologies. We cannot assure you that we can maintain such compatibility or that we will not incur significant expenses in connection therewith.

More individuals are using non-PC devices to access the Internet, and most of our products and services are currently not usable on these competing platforms.

The number of individuals who access the Internet through devices other then personal computers, such as mobile phones, tablets, etc., has increased dramatically. While we have begun introducing mobile based products, such as Smilebox for the iPhone and most recently IncrediMail for the iPad, our products for the most part are not yet compatable with these alternative platforms and devices and we have not yet implemented revenue generation models for our mobile applications. If this trend accelerates and an increasing number of consumers find our products difficult to access through such devices, we may fail to capture a sufficient share of an increasingly important portion of the market for online services, our products will become less relevant and may fail to attract advertisers and web traffic. In addition, even if consumers do use our mobile applications, our revenue growth will still be adversely affected if we do not successfully implement revenue generating models for our mobile applications.

Exchange rate fluctuations may harm our earnings if we are not able to hedge our currency exchange risks effectively.

A majority of our revenues are denominated in U.S. dollars. However, a significant portion of our sales is in currencies other than the U.S. dollar, either received directly by us in these currencies or received by our search partner in other currencies, but first converted into U.S. dollars prior to being transferred to us. In 2012, approximately 10% of our revenue was received directly by us in non-U.S. currencies and an estimated 49% of our revenue was received by our search partner in non-U.S. currencies, although converted by our search partner into U.S. dollars prior to being transferred to us. As a majority of the sums received in non-U.S. currencies, their precise currency, timing or amounts received by our partner is not known by us, we are unable to hedge against the risk of fluctuations in these exchange rates and we bear a foreign currency fluctuation risk. In addition, a substantial part of our costs, mainly personnel expenses, are incurred in NIS. Inflation in Israel may have the effect of increasing the U.S. dollar cost of our operations in Israel. Further, whenever the U.S. dollar declines in value in relation to the NIS, it will become more expensive for us to fund our operations in Israel. A revaluation of one percent of the NIS as compared to the U.S. dollar could reduce our income before taxes by approximately $0.01 million. The exchange rate of the U.S. dollar to the NIS has been very volatile in the past three fiscal years, decreasing by approximately 5% in 2010, decreasing by approximately 4% in 2011 and increasing by approximately 8% in 2012. As of December 31, 2012, we had a foreign currency net asset of approximately $4 million and our total foreign exchange income was approximately $170 thousand for the year ended December 31, 2012. In addition, in market territories where our prices are based on local currencies, fluctuations in the dollar exchange rate could affect our gross profit margin. To assist us in assessing whether or not, and how to, hedge risks associated with fluctuations in currency exchange rates, we have contracted a consulting firm proficient in this area, and are generally implementing their proposals. Based on the advice received from this firm, we are advised that we are unable to hedge exchange risks associated with revenues indirectly originating in non-U.S. dollar currencies, but received in U.S. dollars. We do not hedge the exchange risk from revenues received directly by us in non-U.S. currencies, as the amounts of these revenues are not material. However, due to market conditions, volatility and other factors, we do not always implement our consultant’s proposals in full and our consultant’s proposals do not always prove to be effective and may even prove harmful. We may incur losses from unfavorable fluctuations in foreign currency exchange rates. See "Item 11 Quantitative and Qualitative Disclosure of Market Risks" for further discussion of the effects of exchange rate fluctuations on earnings.

A loss of the services of our senior management and other key personnel could adversely affect execution of our business strategy.

We depend on the continued services of our senior management, particularly Josef Mandelbaum, our Chief Executive Officer. Our current strategy is to a great extent a function of his capabilities and experience, together with the experience and knowledge of our other senior management. The loss of the services of these personnel could create a gap in management and could result in the loss of expertise necessary for us to execute our business strategy and thereby adversely affect our business. We do not currently have "key person" life insurance with respect to any of our senior management.

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

The software products that we sell incorporate a technology that reduces the ability of third parties to copy the software without having paid for it. Unlicensed copying and use of software and intellectual property rights lead to a loss of potential users and revenue to us, which could be more significant in countries where laws are less protective of intellectual property rights. Continued educational and enforcement efforts by governmental authorities may not adequately address this problem, and further deterioration in compliance with existing legal protections or reductions in the legal protection for intellectual property rights of software developers could adversely affect our revenue.

In addition, certain of our products or services may now or in the future incorporate open source software, which are typically distributed "as-is" without warranties, such as warranties of performance or ownership or indemnities against intellectual property infringement claims. Moreover, to the extent that we incorporate open source software into our products or services the license for such open source software may obligate us, among other things, to pass on to our licensees without charge the rights to use, copy, modify and redistribute the underlying software source code, both with respect to the original open source code, any modifications and/or derivatives to such code created by us.

If we fail to detect and stop misrepresentations of our site and products, or for some reason are perceived as promoting malware or "spamming" or unjustly changing the user’s computer settings, we could lose the confidence of the users of our products and services, or our software or provision of search services or advertising could be blocked by software or utilities designed to detect such practices, thereby causing our business to suffer.

We are exposed to the risk of domains using our brand names (such as "IncrediMail", “Smilebox”, “SweetIM”, etc.) in various ways, and attracting in this manner our potential or existing users. These domains often engage in fraudulent or spam activities and their use of our brand names can result in damage to our reputation and loss of our clients' confidence in our products. In addition, if we or our products were for some reason perceived as promoting "malware or "spamming", or unjustly changing the user’s computer settings, our software or provision of search services or advertising could be blocked by software or utilities designed to detect such practices.  If we are unable to effectively detect and terminate this misrepresentation activity of others or the way that we and our products are perceived, we may lose users and our ability to produce revenues will be harmed.

Third party claims of infringement or other claims against us could require us to redesign our products, seek licenses, or engage in costly intellectual property litigation, which could adversely affect our financial position and our ability to execute our business strategy.

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

If we do not prevail in a third-party action for infringement, we may be required to pay substantial damages and be prohibited from using intellectual property essential to our products. We may become involved in litigation not only as a result of alleged infringement of a third-party’s intellectual property rights, but also to protect our own intellectual property rights.

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

Risks Related to Our Industry

The digital advertising market is very concentrated, with search in general, and Google in particular, playing a substantial role in that market, limiting our flexibility to operate in this market.

In 2012, digital advertising continued to grow globally and in the United States in particular. Advertising through search accounted for the largest portion of digital advertising and in the United States accounted for approximately 47% of all money spent on digital advertising. Google as an advertising publisher accounted for over 40% of U.S. digital ad revenues. This high market concentration causes us to be subject to unilateral changes set by Google, with limited ability to respond to and adjust for those changes. While we utilize other methods of advertising and partnering with other companies, these are currently not as lucrative as search advertising in general and affiliation with Google in particular. Continued unilateral changes could adversely affect our revenues and performance.

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

Although we are in the process of diversifying our product portfolio, currently our email product, IncrediMail, generates approximately 33% of our revenues and provides a substantial part of our corporate brand recognition. In addition, although email software programs and services currently enjoy a large market, the development and consumer acceptance of other means of electronic communication, such as text messaging over phone networks, chat-boards, blogs and web-based social networks, have slowed the growth of the email market and could result in a substantial decrease in the size of this market, in which case our revenues could decrease and our products could become obsolete.

There is direct competition between web-based software and downloaded software.

There are various advantages and disadvantages to web-based software as compared to downloaded software. Currently, web-based software seems to be growing at a faster rate than downloaded software. While we are beginning to transition some of our products to a web-based platform, our business is currently reliant on the continued prevalence of downloaded software for revenues. A more dramatic shift to web-based software could cause a decline in our revenues.

The Internet and Internet companies are providing an increasing number of services for free.

Internet based companies have established a new trend and are providing an increasing number of services for free, including email clients and anti-spam software and services. A substantial part of our revenues comes from selling software products and services, currently accounting for approximately 29% of our revenues. While our sales have increased as a result of the acquisition of Smilebox and its products, if not for such acquisition, sales would have continued to decrease, partially as a result of such trend. Should this trend accelerate or even continue for a prolonged period, our revenues from product sales and services would decline, unless bolstered by additional products.

Our financial performance may be materially adversely affected by information technology, insufficient cyber security and other business disruptions.

Our business is constantly challenged and may be impacted by disruptions, including information technology attacks or failures. Cybersecurity attacks, in particular, are evolving and include, but are not limited to, malicious software, attempts to gain unauthorized access to data, and other electronic security breaches that could lead to disruptions in systems, unauthorized release of confidential or otherwise protected information and corruption of data, and overloading our servers and systems with communications and data. Unidentified groups recently hacked numerous internet websites and servers, including our own, for various reasons, political, commercial and other. Given the unpredictability of the timing, nature and scope of such disruptions, we could potentially be subject to substantial system downtimes, operational delays, other detrimental impacts on our operations or ability to provide products and services to our customers, the compromising of confidential or otherwise protected information, destruction or corruption of data, security breaches, other manipulation or improper use of our systems and networks, financial losses from remedial actions, loss of business or potential liability, and/or damage to our reputation, any of which could have a material adverse effect on our cash flows, competitive position, financial condition or results of operations. Although these attacks, while causing certain difficulties, have not had a material effect on our business, financial condition or results of operations, there can be no assurance that such incidents will not have a material adverse effect on us in the future.

New laws and regulations applicable to e-commerce, Internet advertising, privacy and data collection and protection, and uncertainties regarding the application or interpretation of existing laws and regulations, could harm our business.

Our business is conducted through the Internet and therefore, among other things, we are subject to the laws and regulations that apply to e-commerce and online businesses around the world. These laws and regulations are becoming more prevalent in the United States, Europe, Israel and elsewhere and may impede the growth of the Internet or other online services. These regulations and laws may cover taxation, user privacy, data collection and protection, pricing, content, copyrights, electronic contracts and other communications, Internet advertising (including monitoring and tracking consumer behavior), consumer protection, the provision of online payment services, broadband residential Internet access, and the characteristics and quality of products and services.

Many areas of the law affecting the Internet remain largely unsettled, even in areas where there has been some legislative action. For example, there is a degree of uncertainty regarding the level of enforceability of various laws of countries in which our products are being used. This uncertainty can be compounded when services hosted in one jurisdiction are directed at users in another jurisdiction. Therefore, it is difficult to determine whether and how existing laws, such as those governing intellectual property, privacy and data collection and protection, libel, marketing, data security and taxation, apply to the Internet and our business. In February 2012, the Obama Administration unveiled a "Consumer Privacy Bill of Rights" (the "CPBR"). While the CPBR is not binding, the Obama Administration supports Federal legislation that will adopt the principles set forth in the CPBR. Even without legislation, the Obama Administration intends to initiate processes that use these rights as a template for codes of conduct that are enforceable by the U.S. Federal Trade Commission (the "FTC"). The U.S. Commerce Department prepared a report recommending a "framework" to protect people from a burgeoning personal data-gathering industry and fragmented U.S. privacy laws that cover certain types of data but not others. New laws and regulations may seek to impose additional burdens or restrictions on companies conducting business over the Internet. In Europe particularly, there is a major overhaul of the current European Data Privacy framework which appears more prescriptive and ambitious and, over the course of the next 12 months, we will begin to understand the impact of this new proposed regulation, which may demand further change in the way we conduct business and interact with our customers in Europe. With other national governments also taking steps to enshrine consumer rights (e.g., the U.K. government has proposals to consolidate all consumer protections into a single new "Consumer Bill of Rights"), the level of consumer protections we face as a business is set to increase. We are unable to accurately predict the nature of the limitations that may be imposed.

Certain laws and regulations in Israel have recently been adopted or amended, including without limitation, guidelines and requirements in respect of onward transfer, outsourcing, protection of personally identifiable information and employee related privacy restrictions in the workplace. Although we strive to comply with such requirements and guidelines, it is possible that such requirements and guidelines may be interpreted and applied in a manner that is inconsistent with our data collection and preservation practices.

There is currently also uncertainty in relation to the passing of relatively recent online laws. For example, legislation has been enacted to regulate the use of "cookie" technology. In Europe there is a patchwork of implementation and, in some countries there remains limited guidance defining good practice. Further, despite the expiration of deadlines for such implementation, some Member States are yet to implement the relevant Directive and bring their laws into compliance. Upon installation of our software, certain cookies generated by us and our advertisers are placed on our customers’ computers. It has been argued that Internet protocol addresses and cookies are intrinsically personally identifiable information that is subject to privacy standards. We cannot assure you that our current policies and procedures would meet these restrictive standards.

Additionally, there is a significant possibility that the U.S. Congress may enact laws regulating the tracking of the Internet activity of individuals, even if no personally identifiable information is being collected. Currently, the Internet industry has been attempting to self-regulate in this area. However, to date, the industry has not developed a “do-not-track” standard. If "do-not-track" legislation is enacted, this could impact our ability to design a highly effective targeted advertising campaign, which could result in lower revenues derived from advertising.

The FTC recently published a Staff Report which proposes guidelines on privacy disclosures for entities in the mobile marketplace. Although the guidelines are not binding, they highlight privacy practices upon which the FTC places great importance. Considering the FTC’s increased focus on privacy in mobile application, its recent enforcement actions, and its ongoing efforts to protect the privacy and personal information of mobile users, entities operating in the mobile marketplace may be impacted by future regulation in this area. We offer products with mobile capabilities which could be affected depending upon the scope of such legislation.

In addition, technology is changing constantly and data security regulations and standards are in a state of flux. Changes in law or regulations may require that we materially change the way we do business. For example, we may be required to implement physical, administrative and technological security measures different from those we have now, such as different data access controls or encryption technology. We use cloud based servers. Cloud computing is not without substantial risk, particularly at a time when businesses of almost every kind are finding themselves subject to an ever expanding range of state and federal data security and privacy laws, document retention requirements, and other standards of accountability. We may incur substantial expenses in implementing such security measures.

Although decisions of the U.S. Supreme Court restrict the imposition of obligations to collect state and local sales and use taxes with respect to sales made over the Internet, the U.S. Congress and a number of states have been considering or have adopted various initiatives that could limit or supersede these decisions. Some states have aggressively interpreted the necessary nexus required to impose sales taxes to include activities that were not previously taxable. If any of these initiatives results in a reversal of the current law or practice in this regard, we could be required to collect sales and use taxes on our U.S. sales. The imposition by state and local governments of various taxes upon Internet commerce could create administrative burdens for us and could decrease our future sales.

The European Union has already enacted legislation regarding Value Added Tax imposed on certain software sold by companies outside the European Union to consumers in the European Union over the Internet. This legislation could be interpreted to include certain parts of our business not yet accrued for by us causing additional significant tax exposure, or alternatively, reduce the competitiveness of the pricing of our products.

The cost of compliance with worldwide taxation, consumer data protection and privacy related laws and regulations could be material and we may not be able to comply with the applicable regulations in a timely or cost-effective manner. In response to evolving legal requirements, we may be compelled to change our business model and practices, which could reduce our sales, and we may not be able to replace the revenues lost as a consequence of the change. These changes could also require us to incur significant expenses, subject us to liability and require increased time and attention of our management. See "Item 4.B Business Overview — Government Regulation" for additional discussion of applicable regulations affecting our business.

Risks Related to Our Operations in Israel

Political, economic and military instability in the Middle East may impede our ability to operate and harm our financial results.

Our principal executive offices are located in Israel. Accordingly, political, economic and military conditions in the Middle East may affect our business directly. Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors. Since the end of 2011, several countries in the region, including Egypt and Syria, have been experiencing civil unrest, political turbulence and violence which are affecting the political stability of those countries. This instability may lead to deterioration of the political and economic relationships that exist between the State of Israel and some of these countries. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza and Hezbollah in Lebanon. These situations may potentially escalate in the future to more violent events which may affect Israel and us. These situations, including conflicts which involved missile strikes against civilian targets in various parts of Israel, negatively affected business conditions in Israel. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on our business, operating results and financial condition. While such hostilities did not in the past have a material adverse impact on our business, we cannot guarantee that hostilities will not be renewed and have such an effect in the future. Ongoing and revived hostilities and the attempts to resolve the conflict between Israel and its Arab neighbors often results in political instability that affects the Israeli capital markets and can cause volatility in interest rates, exchange rates and stock market quotes. The political and security situation in Israel may result in parties with whom we have contracts claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions. These or other Israeli political or economic factors could harm our operations and product development and cause our sales to decrease. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations and could make it more difficult for us to raise capital. Furthermore, several countries, principally those in the Middle East, still restrict business with Israel and Israeli companies and, although the impact of these restrictions is not as important for a company such as ours that sells its products through the Internet, it may nevertheless have an adverse effect on our results of operations. Since many of our facilities are located in Israel, we could experience serious disruptions if acts associated with this conflict result in any serious damage to our facilities. Our business interruption insurance may not adequately compensate us for losses that may occur and any losses or damages incurred by us could have a material adverse effect on our business. Any future armed conflicts or political instability in the region would likely negatively affect business conditions and harm our results of operations.

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

We are incorporated under the laws of the State of Israel. Service of process upon us, our Israeli subsidiaries, our directors and officers and the Israeli experts, if any, named in this annual report, substantially all of whom reside outside the United States, may be difficult to obtain within the United States.

Furthermore, because the majority of our assets and investments, and substantially all of our directors, officers and such Israeli experts are located outside the United States, any judgment obtained in the United States against us or any of them may be difficult to collect within the United States.

We have been informed by our legal counsel in Israel that it may also be difficult to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. There is little binding case law in Israel addressing these matters. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law.

Subject to specified time limitations and legal procedures, under the rules of private international law currently prevailing in Israel, Israeli courts may enforce a U.S. judgment in a civil matter, including a judgment based upon the civil liability provisions of the U.S. securities laws, as well as a monetary or compensatory judgment in a non-civil matter, provided that the following key conditions are met:

•	subject to limited exceptions, the judgment is final and non-appealable;

•	the judgment was given by a court competent under the laws of the state of the court and is otherwise enforceable in such state;

•	the judgment was rendered by a court competent under the rules of private international law applicable in Israel;

•	the laws of the state in which the judgment was given provide for the enforcement of judgments of Israeli courts;

•	adequate service of process has been effected and the defendant has had a reasonable opportunity to present his arguments and evidence;

•	the judgment and its enforcement are not contrary to the law, public policy, security or sovereignty of the State of Israel;

•	the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties; and

•	an action between the same parties in the same matter was not pending in any Israeli court at the time the lawsuit was instituted in the U.S. court.

The tax benefits available to us require us to meet several conditions and may be terminated or reduced in the future, which would increase our costs and taxes.

For the year ended December 31, 2012, our effective tax rate was 41%. We have benefited or currently benefit from a variety of government programs and tax benefits that generally carry conditions that we must meet in order to be eligible to obtain any benefit. Our tax expenses and the resulting effective tax rate reflected in our financial statements may increase over time as a result of changes in corporate income tax rates, other changes in the tax laws of the countries in which we operate, non-deductible expenses, loss and timing differences, or changes in the mix of countries, where we generate profit.

If we fail to meet the conditions upon which certain favorable tax treatment is based, we would not be able to claim future tax benefits and could be required to refund tax benefits already received. Additionally, some of these programs and the related tax benefits are available to us for a limited number of years, and these benefits expire from time to time.

Any of the following could have a material effect on our overall effective tax rate:

•	some programs may be discontinued;

•	we may be unable to meet the requirements for continuing to qualify for some programs;

•	these programs and tax benefits may be unavailable at their current levels;

•	upon expiration of a particular benefit, we may not be eligible to participate in a new program or qualify for a new tax benefit that would offset the loss of the expiring tax benefit; or

•	we may be required to refund previously recognized tax benefits if we are found to be in violation of the stipulated conditions.

Additional details are provided in “Item 5 – Operating and Financial Review and Products” under the caption “Taxes on income”, in “Item 10 – Additional Information” under the caption “Israeli taxation, foreign exchange regulation and investment programs” and in note 10 to our consolidated financial statements.

Risks Related to our Ordinary Shares

We do not intend to pay cash dividends.

Although we have paid cash dividends in the past, our current policy is to retain future earnings, if any, for funding growth. If we do not pay dividends, you will generate a return on your investment only if our stock price appreciates between your date of purchase and your date of sale of our shares.

See "Item 8.A Consolidated Statements and Other Financial Information — Policy on Dividend Distribution" for additional information regarding the payment of dividends.

We are subject to ongoing costs and risks associated with complying with extensive corporate governance and disclosure requirements.

As an Israeli public company, we incur significant legal, accounting and other expenses. We incur costs associated with our public company reporting requirements as well as costs associated with corporate governance and public disclosure requirements, including requirements under the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the Listing Rules of the NASDAQ Stock Market, regulations of the U.S. Securities and Exchange Commission ("SEC"), the provisions of the Israeli Securities Law that apply to dual listed companies (companies that are listed on the Tel Aviv Stock Exchange ("TASE") and another recognized stock exchange located outside of Israel) and the provisions of the Israeli Companies Law 5759-1999 (the "Companies Law") that apply to us. For example, as a public company, we have created additional board committees and are required to have at least two external directors, pursuant to the Companies Law. We have also contracted an internal auditor and a consultant for implementation of and compliance with the requirements under the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act requires an annual review and evaluation of our internal control over financial reporting of the effectiveness of these controls by our management. There is no guarantee that these efforts will result in management assurance that our internal control over financial reporting is adequate in future periods. In connection with our compliance with Section 404 and the other applicable provisions of the Sarbanes-Oxley Act, our management and other personnel devote a substantial amount of time, and we may need to hire additional accounting and financial staff, to assure that we continue to comply with these requirements. The additional management attention and costs relating to compliance with the foregoing requirements could materially and adversely affect our financial results.  See "Item 5 Operating and Financial Review and Prospects — Overview — General and Administrative Expenses" for a discussion of our increased expenses as a result of being a public company.

If we were to lose our foreign private issuer status under U.S. federal securities laws, we would incur additional expenses associated with compliance with the U.S. securities laws applicable to U.S. domestic issuers.

We are a foreign private issuer, as such term is defined under U.S. federal securities laws, and, therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements applicable to U.S. domestic issuers. If we lost this status, we would be required to comply with the reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. The regulatory and compliance costs to us under U.S. securities laws, if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer, may be significantly higher than the cost we currently incur as a foreign private issuer.

The rights and responsibilities of our shareholders are governed by Israeli law and differ in some respects from the rights and responsibilities of shareholders under U.S. law.

We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our memorandum of association, articles of association and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith in exercising his or her rights and fulfilling his or her obligations toward the company and other shareholders and to refrain from abusing his power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters. Israeli law provides that these duties are applicable in shareholder votes at the general meeting with respect to, among other things, amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and actions and transactions involving interests of officers, directors or other interested parties which require shareholders’ approval. There is little case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

As a foreign private issuer whose shares are listed on NASDAQ, we follow certain home country corporate governance practices instead of certain NASDAQ requirements.

As a foreign private issuer whose shares are listed on NASDAQ, we are permitted to follow certain home country corporate governance practices instead of certain requirements contained in the NASDAQ listing rules. We follow the requirements of the Companies Law in Israel, rather than comply with the NASDAQ requirements, in certain matters, including with respect to the quorum for shareholder meetings, sending annual reports to shareholders, and shareholder approval with respect to certain issuances of securities. See “Item 16.G – Corporate Governance” in this Annual Report for a more complete discussion of the NASDAQ Listing Rules and the home country practices we follow. As a foreign private issuer listed on NASDAQ, we may also elect in the future to follow home country practice with regard to other matters as well. Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules to shareholders of U.S. domestic companies.

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

Sales by shareholders of substantial amounts of our ordinary shares, or the perception that these sales may occur in the future, could materially and adversely affect the market price of our ordinary shares. In addition, although our executive officers and directors have certain limitations regarding how and when they may trade our securities, neither they nor relatively large shareholders are subject to contractual restrictions on the sale by them of shares, resulting in a substantial number of shares held by them in the public market. Furthermore, the market price of our ordinary shares could drop significantly if our executive officers, directors, or certain large shareholders sell their shares, or are perceived by the market as intending to sell them.

Our ordinary shares are traded on more than one market and this may result in price variations.

Our ordinary shares are traded on the NASDAQ Global Market ("NASDAQ") and on the TASE. Trading in our ordinary shares on these markets is effected in different currencies (U.S. dollars on NASDAQ and NIS on the TASE) and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). Consequently, the trading prices of our ordinary shares on these two markets often differ, resulting from the factors described above as well as differences in exchange rates and from political events and economic conditions in the United States and Israel. Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

ITEM 4.                 INFORMATION ON THE COMPANY

A.           HISTORY AND DEVELOPMENT OF THE COMPANY

Our History

We were incorporated in the State of Israel in November 1999 under the name Verticon Ltd. and changed our name to Incredimail Ltd. in November 2000.  In November 2011, we changed our name to Perion Network Ltd., to better reflect the diverse nature of our business. We operate under the laws of the State of Israel. Our headquarters are located at 4 HaNechoshet Street, Tel-Aviv 69710, Israel. Our phone number is (972-3) 769-6100. Our website address is www.perion.com. The information on our websites does not constitute a part of this annual report.

We completed the initial public offering of our ordinary shares in the United States on February 3, 2006, whereby we became a "limited liability public company" under the Companies Law.

Since November 20, 2007 the Company’s ordinary shares are also traded on the Tel Aviv Stock Exchange.

On August 31, 2011 we completed the purchase of Smilebox Inc., a Washington corporation, through our Delaware subsidiary.

On November 30, 2012 we completed the purchase of SweetIM Ltd., a Belize company that wholly owns SweetIM Technologies Ltd., an Israeli company. See “Recent Developments” below.

Principal Capital Expenditures

We had capital expenditures of $45.7 million in 2012, $32.7 million in 2011 and $0.9 million in 2010. We currently expect that outside of possible acquisitions of products and companies, our capital expenditures will be approximately $1.5 million in 2013. To date, we have financed our general capital expenditures with cash generated from operations.

Our capital expenditures during 2010 consisted primarily of leasehold improvements and furnishings, as well as investments in computer hardware and software, in Israel. In 2011, capital expenditures consisted of $31.5 million for the acquisition of Smilebox and $1.2 million for investment in computer hardware and software, leasehold improvements and furnishings. In 2012, capital expenditures consisted of $44.2 million  in connection with the acquisition of SweetIM Ltd., and $1.5 million for investment in computer hardware and software, leasehold improvements and furnishings.

In 2013, we expect to continue our growth strategy for acquiring products and businesses', in addition to organic capital investments. Our organic investments are expected to consist primarily of acquiring computer hardware, software, peripheral equipment and installation, all which are expected to be financed by our existing resources. To the extent we acquire new products and businesses, these acquisitions may be financed by any of, or a combination of, cash generated from operations, -or issuances of securities or debt.

Recent Developments

On November 7, 2012 we signed a definitive agreement to acquire SweetIM Ltd., a Belize company that wholly owns SweetIM Technologies Ltd., an Israeli consumer internet company, or SweetIM. SweetIM produces a variety of free, fun, easy to use and safe applications and downloadable content for everyday use under the "SweetPacks" trade name.

SweetIM produces a selection of innovative products designed to enhance the user’s digital experience, having reached already over 150 million users and providing them with a creative outlet for online expression. SweetIM started with the 2005 launch of a single product, the SweetIM application, and subsequently broadened its offering of emoticons and animations for online chat and communications. Utilizing SweetIM’s simplicity and ease of use, SweetIM now offers an impressive collection of products, which can be applied to other daily online tasks, from synchronizing multiple online accounts and a highly accurate translation tool, to maximizing PC performance and a wide range of free premium games.

SweetIM earns revenues from generating searches and sharing in the revenues with the provider of the search engine, as well as from traditional digital advertising. Under the terms of the agreement, we paid $10.0 million in cash and 1.99 million of our ordinary shares at closing, which occurred on November 30, 2012.  A second payment of up to $7.5 million in cash is due 12 months after closing, and a third payment of up to $7.5 million in cash is due 18 months after closing, subject to certain achievements being met.

We have moved SweetIM’s operations, with its approximayely 50 employees, to the Company’s headquarters.

On January 31, 2013, we signed an amendment to our agreement with Google extending the term of the agreement to May 31 2013, to coincide with the expiration date of the agreement between SweetIM and Google. On April 23, 2013, we entered into a new agreement with Google, effective from May 1, 2013 to April 30, 2015.  The new agreement combines the activities of Perion and SweetIM into one agreement and replaces both of the existing agreements with Google.

B.            BUSINESS OVERVIEW

Overview

We are a global consumer internet company that develops applications to make the online experience of our users simple, safe and enjoyable. Perion’s three main consumer brands are: IncrediMail, Smilebox and SweetIM. IncrediMail is a unified messaging application enabling consumers to manage multiple email accounts and Facebook messages in one place with an easy-to-use interface and extensive personalization features, and is available in over 100 countries in 8 languages; Smilebox is a leading photo sharing and social expression product and service that quickly turn life's moments into digital keepsakes for sharing and connecting with friends and family, in a fun and personal way. SweetIM is an instant messaging application that enables consumers to personalize their everyday communications with free, fun and easy to use content.

All of our products were initially offered for use on desktop computers. As a result of the increased use of mobile platforms over the last couple of years, we have begun to develop and market some of our products on mobile platforms as well. This effort saw its first major results with the introdution of Smilebox for the iPhone, which has already been downloaded over 1.2 million times. In March 2013, we introduced IncrediMail for the iPad, which registered, in its first month, over 200,000 downloads. We continue to develop additional versions of these products for additional mobile platforms.

In the past, we devloped and marketed PhotoJoy, a photo presentation application, both for the desktop and mobile platforms, as well as Fixie, our PC optimization tool.  The marketing and continued devlopment of these products has been suspended until we can identify monetization models that justify continued development.  Most of our applications are monetized through a "freemium" model. Free versions of our applications are monetized primarily through our toolbar which generates search revenue and display advertising revenue, generated through impressions. A more advanced feature-rich version of many of our products is available for a subscription or fee. We also offer and develop a range of products for mobile phones and tablets to answer our users’ increasing mobile demands.

        In 2012, we sold 414,000 products, content licenses and subscriptions to our registered users worldwide. We believe that our historical track record of converting registered users to purchasing customers represents a convincing validation of our business strategy.

For a breakdown of total revenues by category of activity, see "Item 5.A Operating Results — Revenues."

In the past we relied primarily on "viral marketing" to increase our user base. Our "viral marketing" has resulted from recipients of our users’ emails clicking on the link at the bottom of emails sent with IncrediMail Xe, an instant message enriched by SweetIM content, or receiving digital photo creations from friends and relatives created by our Smilebox software, and then downloading our products and also from word of mouth. Since the middle of 2011 while viral marketing still contributes to our growth, we are investing increasing sums in advertising to accelerate our growth as the effectiveness of our viral marketing declines. Our revenues were $29.5 million in 2010, $35.5 million in 2011 and $60.2 million in 2012. Our operations have been profitable since 2002, with a gross profit margin of at least 90%.

When we use the term "registered user" in this annual report, we mean a user who has downloaded at least one of our products and completed the registration process. Registrations are not necessarily indicative of the number of individuals using our products or services, as a user may register more than one time and a particular product or service may be resident on a computer but not actually be used. In addition, the term "active user" as used in this annual report means a registered user whose computer we can communicate with in order to verify if any of our products are resident on such computer, in the 30 days prior to the applicable measurement date.

Our Markets

Our user base. Our products ideally service “second wave adopters”, characterized by typically being above 40 years old, looking for computer applications that assist them in effectively utilizing their time and that are simple, safe and useful. Based on our internal statistics and in-depth consumer research contracted by us, we have learned that, approximately 95% of our users are 35 years old or older and approximately 80% are 45 years old or older. In addition, our users do tend to adopt technology later in its life cycle, rather than earlier.

Our Opportunity. We believe we are one of the few hi-tech companies that target this unique demographic segment, rather than offering the latest technology to younger audiences. Our opportunity is to offer this demographic segment software that is simple safe and useful, enabling them to better utilize their time, as we have done successfully with our email client and photo sharing software.  We believe this is a substantial and underserved market.

Productivity tools.  We are actively seeking to enrich our product suite to include other consumer products that bear similar characteristics appealing to our unique demographic segment.  We believe our communication client Incredimail, digital photo product Smilebox and our instant messaging tool SweetIM, have these characteristics and will appeal similarly to our user base. Based on our consumer research, we will seek to offer our users, in addition to these products, other tools in the areas of safety and security in the PC environment, personal productivity, and other areas.

Our Strategy

Our objective is to become the market leader and a reliable provider of consumer applications for second wave adopters seeking products that are simple and safe, helping to make their everyday online tasks more enjoyable.  To achieve this goal, we intend to enhance our existing business and extend it beyond that by way of acquisitions.

To enhance our existing business, we intend to:

•	invest in consumer insight enabling us to identify the specific needs of our targeted demographic segment;

•	continue and further increase our customer acquisition costs;

•	broaden the platform for our applications, embracing mobile platforms; and

•	develop a more robust product line.

By investing in consumer research, we are able to better identify the specific needs of our targeted demographic segment. In addition, if in the past, we had predominantly relied on the viral spread of our applications, since 2012 we have invested increasing sums in customer acquisition for increased market penetration for our products. Employing this strategy for acquiring customers has been enabled by our back-end systems recently developed and constantly being improved. As users increase their mobile Internet interaction, which have been to a certain extent at the expense of their desktop activity, it is becoming increasingly important for us to establish a mobile presence in general and for our existing suite of products in particular. To that end, we introduced a mobile version of our Smilebox application for the iPhone in 2012 and introduced our IncrediMail email client for the iPad in the first quarter of 2013 Finally, in order to reduce our dependency on a limited number of products and to better serve our users and their needs, we intend to continue to enrich and expand our product suite.

In order to grow our business beyond organic growth and accelerate our ability to bring new products to our users, we have adopted a strategy to invest in acquiring other products and extend the business. This strategy has resulted in the acquisition of Smilebox Inc. in 2011 and SweetIM Ltd. in 2012. This strategy will enable us to further diversify our revenue base, better serve the needs of our users and reduce the time required to bring these new products to market.

By focusing on our consumer and enhancing and extending our business, we believe we will be able to further grow our business by:

•
Growing our user base. Our effective viral marketing has resulted in millions of registered users who spread the word about our products and services at relatively low marketing costs to us. On top of that, since 2012, in order to accelerate our growth we have invested heavily in acquiring new customers, who may also contribute to viral growth to a certain extent.

•
Increasing the use of our products by our users. By focusing on our consumers and their needs, we believe we can increase the use of our products and subsequently the searching capabilities offered to them, thereby increasing our search generated revenues.

•
Enhancing product offerings and increasing user sales. Since the acquisition of Smilebox in 2011, our product sales have increased, more than offsetting a decrease in premium revenues from our IncrediMail communication client. We believe the offering of our products on mobile platforms will serve to increase product revenues in the future. In addition, we believe that another result of our consumer research will be to identify the premium products and services sought by our users.  Although we believe that a majority of our revenues will continue to be generated by advertising in general, and search generated revenues in particular, we believe that there remains a real opportunity to grow our premium product sales significantly.

•
Enhancing the consumer experience. We have always attempted to provide a positive experience to our users. As we further emphasize this aspect, we will continue to design our products and services and market them to address users’ aversion to offensive Internet marketing tools, which we believe encourages more use of our products and increases user loyalty.

•
Continuing to focus on the online consumer market. Email remains a prominent communication medium and sharing digital photo creations has become a popular way of expression. We have enhanced our email client so that it incorporates the users’ Facebook feeds, and will look in the future to embrace other methods of communication. In addition, we have begun incorporating new platforms for sharing photos, such as iPhones, and introduced our IncrediMail product for the iPad in the first quarter of 2013. We intend to broaden this offering by enabling other platforms, such as Android and Windows Mobile, as well. The Internet and the application stores available enable us to reach potential users throughout the world quickly and easily as well as reduce the costs associated with sales and distribution of our products and services.

As a result of our in depth consumer research and the success of our communication client, we have found that our products address an underserved market of later technology adapters. We have found that these consumers are looking for simple, safe and useful products that assist in better utilizing their time. We intend to address this unique market segment, which is the largest growing audience online today, by further adapting our products to better address their evolving requirements as well as offering them other products and services that they use frequently and address similar needs. This market segment of roughly 300 million people is currently underserved as it is not targeted by the new technology companies that are targeting early hi-tech adapters, or by the large conglomerates that seek to service horizontally the general public, rather than a specific vertical demographic. We believe that we, on the other hand, with our successful experience with our IncrediMail email client, are well equipped to address these needs. We have decided to focus on three basic needs for our consumers: communications, photo sharing and safety and security. These are all areas that our research indicates are frequently used by our audience online (e.g., more than once a month and often multiple times a week) and are related to each other. Communications which is staple for anyone online today, includes sharing photos and other information and attachments, and unfortunately given its very nature and ubiquity this same communication platform is the biggest cause of viruses and malware for one’s computer as hackers and criminals use the trust of a friend and the delivery mechanism of photo sharing and email to launch cyber security attacks.

Search generated revenues

We offer our users the ability to search by collaborating with premium search companies, primarily Google Inc., and we receive a portion of the revenues generated by these companies through the search process.

Given the new size of our combined operations, which nearly doubled as a result of the acquisition of SweetIM, we should be able to benefit from the increase in scale.  Google’s coverage and service offering is the one most suited to our global distribution and provides the best monetization opportunity for our products.  Nonetheless, we continue to explore opportunities to work with other search providers. As part of this effort, on February 6, 2013 we announced a new distribution agreement with Microsoft’s search engine, Bing. The addition of Bing will enable us to diversify our search generation revenues and reduce somewhat our prior sole source dependency on Google.

Other advertising and other revenues

We utilize the distribution of our products and their presence in the user’s desktop computer to generate other advertising revenues from methods such as display ads and banners, as well as for generating revenues by collaborating with other companies to offer their products to those that download our products.

For a breakdown of total revenues by category of activity, see "Item 5.A Operating Results — Revenues."

Our Products

Our products are currently available in seven languages in addition to English. Prices and license fees for our premium products range between $5 and $40, varying based on market, length of license period and whether the products are offered together. We offer the following products, all of which may be downloaded over the Internet through a personal computer running on a Microsoft Windows operating system:

Communication vertical:

•
IncrediMail is our communication client, available over the Internet it its basic version free of charge, used for managing email messages and Facebook feeds, with many graphic and personalizing capabilities. However, most important is that it is safe, simple and easy to use. The premium version of this software offers, for an annual subscription fee, VIP support and enhanced graphic capabilities, as well as advanced anti-spam software for a separate annual subscription.

In March 2013, we introduced IncrediMail for the iPad. IncrediMail for the iPad is one of the first email applications truly adapted for touch-screen devices. It redesigns the inbox, unifies multiple email accounts, creates a photo inbox from friends and family Facebook photos, and elevates messages so their contents can easily be seen by users at a glance, in an intuitive “magazine-by-touch” format.

•
SweetIM is free downloadable and easy to use software that enables users to enhance their messaging experience and express themselves in creative ways across online platforms, such as messenger, email, etc.

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

o
Smilebox is also available free of charge for the iPhone, making it easy to personalize and share photos in real time, directly from the device. Personalization options include captions, stickers and frames, and sharing options include email, Facebook and SMS.

Products under Development

Our research and development activities are conducted internally with a 117 person research and development staff. Our research and development efforts are focused on the development of upgraded software and, new features and enabling new platforms for our existing product suite.

In 2012 we increased our development investment effort, focusing on enhancing our product pipeline in general and on mobile platforms in particular. These efforts produced the mobile Smilebox application for the iPhone this year, and our IncrediMail email client application for the iPad released in the first quarter of 2013 We intend to continue this effort in 2013 by introducing additional products and focusing on adapting our existing products for use on mobile platforms, including the iPhone, iPad, Android and possibly Windows Mobile platforms as well. In addition, we intend to continue enhancing our back-end systems, supporting our analytical capabilities and our growth, as well as developing an ad-serving platform enabling us to significantly increase our non-search advertising revenues.

Sales, Marketing and Distribution

Our products are distributed and sold throughout the world in more than 100 countries. The following table shows the search generated revenues and products sold by territory in 2012: (*)

	Search Generated Revenues	Product Revenues
Tier 1	47%	84%

Tier 2	35%	8%

Tier 3	18%	8%

(*) Tier 1: United States, Canada, United Kingdom & Australia; Tier 2: France, Germany, Italy, Spain, Netherlands, Belgium, Switzerland; Tier 3: Other

As of December 31, 2012, we had 50 employees in our sales and marketing department.

Seasonality

In the past we relied mainly on "viral marketing" to increase our user base. However, since 2011 we have been significantly increasing our investment in marketing with customer acquisition efforts aimed at accelerating our growth. This has brought dramatic growth in the number of downloads, registered users, and as a result, revenues in general and search generated revenues in particular.

We have typically experienced stronger product sales in the first and fourth quarters, principally because our products are purchased in holiday sales in December or in the after-holiday sales in January.  This is especially so regarding our Smilebox photo-sharing software. This is in addition to the general seasonality of the Internet as well as e-commerce being more active in the winter months. In recent years, as search generated revenues accounted for a growing and more dominant portion of our revenues, the seasonality of our revenues has decreased.  The more product sales we have as a portion of our total sales, the greater the seasonality.

Intellectual Property

We rely on a combination of patent, copyright, trademark and trade secret laws and confidentiality and invention assignment agreements to protect our intellectual property rights. However, we do not currently believe that they provide a significant competitive advantage.

Most of the components of our software products were developed solely by us. We have licensed certain components of our software from third parties. Except for our agreements regarding anti-spam software and some of our content licenses, most of these licenses entailed a one-time fee or are "freeware". We believe that these components are not material to the overall performance of our software and may be replaced without significant difficulty.

In July 2006, we were granted a patent in the United States entitled “System and Method for Visual Feedback of Command Execution in Electronic Mail Systems”.

In 2012, the Israeli Patent Office issued a patent corresponding to that U.S. patent.

In 2012, we were granted a patent in the United States entitled "Interactive Message Editing System and Method". A corresponding application is still pending in China.

In 2012, we filed two patent applications, one in Israel entitled “A Method and apparatus for Sharing Personalized Homepage with a Plurality of Users”, and the other in the United States entitled “A Method for Displaying E-mail Messages to a User”. In February 2013, we filed a corresponding patent application to the Israeli application in the United States.

We enter into licensing arrangements with third parties for the use of software components, graphic, sound and multimedia content integrated into our products.

We have registered: (i) "Perion" as a trademark in Israel and are in the process of completing the registration of "Perion" in the United States and the European Community (a community Trademark); (ii) "IncrediMail" and "PhotoJoy" as trademarks in the United States, the European Community (a community Trademark) and China; (iii) “Smilebox Teeth Design” in the United States;  (iv) “Smilebox” in Australia, Canada, China, France, Germany, Japan, Korea, United Kingdom and the United States; and (v) "SWEETPACKS" and "SWEETIM" in the United States.

We have pending trademark applications of “Perion” in the United States and the European Community (a community Trademark). Of which the application in the United States has already been allowed.

All employees and consultants are required to execute confidentiality covenants in connection with their employment and consulting relationships with us. In addition, our consultant agreements contain assignment and waiver provisions relating to consultant rights in respect of inventions.  However, there can be no assurance that these arrangements will provide us with adequate protection. Although our employment agreements contain assignment and waiver provisions relating to employee rights in respect of inventions created within the course of their employment with us, including in respect of "Service Inventions", as defined under the Israeli Patents Law, 5727-1967, we cannot guarantee that such waiver of rights to receive compensation for Service Inventions will be upheld by Israeli courts, due to a recent ruling by the Israeli Supreme Court which left the validity of such a waiver to further judicial review.

Competition

The vertical markets in which we are active are subject to intense competition. Our products compete in the specialized market for email software products, digital photo services, and utility toolbars. In addition, we compete with many other companies offering search services and other software in conjunction with changing user’s default search provider.

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

With respect to our communication products, we have competition on both the desktop and the mobile platforms. On the desktop, our main competition is with web-based email software products, such as Google's Gmail, Yahoo!'s Mail and Microsoft's Hotmail, each providing solutions that don't require the download of an email client.  On the mobile platforms, we see competition from alternative email clients, such as Mailbox, Inky, Mailbird and Sparrow. The web-based and mobile email market is characterized by significant competition, changing technologies and evolving product and service enhancements.

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

In addition, there is some competition in the area of downloadable email clients, such as WikMail, Arcsoft Multimedia Email 3 and Mind Spark Products. In addition, our products also face competition from general email software programs offered to the private market by large Internet and software companies, such as AOL9 by America Online, Inc., Eudora by QUALCOMM Incorporated (NASDAQ: QCOM), Thunderbird by Mozilla Corporation and Outlook Express by Microsoft Corporation (NASDAQ: MSFT), some of which may also incorporate certain special features that provide a personalized email experience, some of them offering creative graphic backgrounds, such as Yahoo! Mail. Many of the large Internet and software companies offer their email software programs free of charge. Competition with these products, reliance on viral marketing and technical difficulties have resulted in a reduction of the number of downloads, market share, prices and margins.

In the mobile space, some of these applications offer more advanced utility features, leveraging this for broader distribution.

Many of our competitors have more established brands, products and customer relationships than we do, which could inhibit our market penetration efforts even if they may not offer a solution that is as simple to use, or that provides a customized and entertaining email experience similar to IncrediMail. For example, consumers may choose to receive an extensive package of Internet and email services from a more dominant and recognized company, such as Microsoft Corporation (Outlook Express) or America Online, Inc. (AOL). If we are unable to achieve continued market penetration, we will be unable to compete effectively.

With respect to our Smilebox photo sharing product, Smilebox competes broadly within the photo services category. Competition includes America Greetings and Hallmark from the greetings category, Shutterfly, and Snapfish from the photo products category and services like Flikr, Facebook and Instagram in the social photo sharing category.

In addition, as a major part of our revenues stem from our offering of search properties, we compete with the search engine providers themselves such as Google, Bing and others.  In addition, we compete with many other companies offering consumer downloadable software, albeit totally different software, utilizing the same strategy, to offer their search properties, such as Interactive Corporation, AOL, AVG Technologies, Babylon and others.

Finally, many of our current and potential competitors have significantly greater financial, research and development, back-end analytical systems, manufacturing, and sales and marketing resources than we have. These competitors could use their greater financial resources to acquire other companies to gain enhanced name recognition and market share, as well as to develop new technologies, enhanced systems and analytical capabilities, products or features that could effectively compete with our existing product lines and search service. Demand for our products and search services could be diminished by products, services and technologies offered by competitors, whether or not their products and technologies are equivalent or superior.

Government Regulation

The United States, the United Kingdom, the European Union, Israel and other jurisdictions have adopted laws that could have an impact on our business, including the ones described in this section.

There are still relatively few laws or regulations specifically addressing the Internet. In some instances, in the European Union particularly, those that have been implemented are dating rapidly as online practice (and particularly social commerce and the extent of online interaction and communication) evolves. As a result, the manner in which existing laws and regulations should be applied to the Internet in general, and how they relate to our business in particular, is unclear in many cases and varies from county to country. Such uncertainty arises under existing laws regulating matters, including user privacy, defamation, access changes, “net-neutrality” pricing, advertising, taxation, gambling, sweepstakes, promotions, content regulation, quality of products and services, and intellectual property ownership and infringement.

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

When users visit our website or install and use our software, certain "cookies" (pieces of information sent by a web server to a user’s browser) may be generated by us and third parties with whom we cooperate, including our advertisers, and may be placed on our customers’ computers. While we believe that our use of cookies does not result in personal identification, it has been argued that Internet protocol addresses and cookies are intrinsically personally identifiable information that is subject to privacy standards. In addition, the impact of new regulation in the European Union is that, regardless of personal identification via cookies (or any similar devices), there are now obligations to inform consumers how cookies are used and to provide information about cookies. Unless limited exceptions apply, we will now only be able to place a cookie on terminal equipment where the user or subscriber has given their consent. We cannot assure you that our current policies and procedures will meet these restrictive standards, but we will continue to assess our use of cookies, and where necessary, work with third parties serving cookies via our websites and take steps to provide transparency, as well as assess which solution for obtaining user consent will be most appropriate. The compliance situation is compounded as not all of the E.U. legislation is currently in force and there are likely to be a number of variations in the approach and regulations. Today we have limited technical or operational capability to vary our website or practices on a country to country basis. There are no specific laws restricting the use of such cookies in the United States. While some courts there previously questioned whether placement of cookies on a user’s hard drive is permissible without the user’s consent, to the best of our knowledge no liability has been found.

Our approach to privacy and data protection compliance includes both technological solutions and a focus on employee awareness and behavior. We post our privacy policy and practices concerning cookies and the use and disclosure of user data on our websites. Our websites inform users through our privacy policy what information we collect about them and about their use of our services. As mentioned above, in the European Union at least, it is likely that further transparency and consent will be required in connection with some of our activities which use cookies and similar technologies. We also provide users with the opportunity to opt out of receiving certain communications from us.

Any failure by us to comply with our posted privacy policy, FTC requirements or other domestic or international privacy-related laws and regulations could result in proceedings by governmental or regulatory bodies that could potentially harm our business, results of operations and financial condition, or result in private civil actions for damages and equitable relief. In addition, abuse by third parties of the data we collect could potentially subject us to liability. In addition, the negative public perception, potential reputational damage and associated public concern over privacy practice may equally impact our business in the event of any adverse publicity around failure to comply or any regulatory investigation into our practices.

In this regard, there are still a large number of legislative proposals before the European Union, as well as before the U.S. Congress and various state legislative bodies, regarding privacy and other issues related to our business. Other jurisdictions could also adopt laws and regulations that could adversely impact our company and business. It is not possible to predict whether or when such laws, regulations and legislation may be adopted, and certain proposals, if adopted, could harm our business through a decrease in user registrations and revenues. These decreases could be caused by, among other possible provisions, the required use of disclaimers, mandatory consents or affirmations or other requirements before users can utilize our services.

Israel

Our database, which includes a database of registered users, falls within the definition of a database that requires registration under the Israeli Protection of Privacy Law of 1981 (the “Privacy Law”). Maintaining a database other than in compliance with the Privacy Law may subject the owner, holder, manager and operator to criminal liability and civil liability. We registered our database with the Data Base Registrar on June 21, 2004.

In addition to the registration obligations under the Privacy Law, the Privacy Law also determines that any request for information should be accompanied by a notice that indicates: whether a person is legally required to expose such information, or that such exposure is subject to such person’s own will and consent; the purpose for which the information is requested; and to whom the information is to be delivered and for what purpose. The law also determines that any person is entitled to inspect any information about him which is kept in a certain database. It should be stated that violating such requirements can result in imprisonment. The Privacy Law stipulates that an infringement of privacy is a civil wrong action, and authorizes the court to set compensation of NIS 50,000 (approximately $14,000) without proof of injury. The database registrar has been granted with wide authorities in event of violation of the provisions of the law, such as canceling the registration of a certain database.

The Israeli Copyrights Law of 2007 (the “Copyrights Law”) protects, among others, artistic works, as well as sound recordings and computer programs, foreign work and moral rights (the right of paternity and the right of integrity).  The Copyrights Law sets forth the amount of compensation that a court may award to a claimant without proof of injury, for each copyright or moral right infringement, at NIS 100,000 (approximately $27,000).

On December 1, 2008, Amendment No. 40 to the Israeli Communications Law (Transmissions and Broadcasting) of 1982 (the “Israeli Anti-Spam Law”) came into effect.  The Israeli Anti-Spam Law prohibits dissemination of commercial e-mail advertisements, as well as other forms of electronic advertisements, without the recipient’s prior express consent. The Israeli Anti-Spam Law applies equally to entities themselves offering goods or services and entities distributing electronic advertisements on their behalf. Consent may be obtained in writing, by electronic message or recorded conversation. Advertisers may make a single contact with business recipients in order to solicit such consent. Recipients may revoke their consent at any time, either in writing or in the same medium used to transmit the advertisement. It is permitted to distribute commercial promotional electronic advertisements without prior recipient consent where all of the following conditions are met: (i) the recipient provided his contact information to the advertiser in the course of purchasing goods or services or negotiations for the purchase of goods or services, and the advertiser provided notice that the details so provided would be used for purposes of disseminating such advertisements; (ii) the advertiser provided the recipient the opportunity to refuse to receive such advertisements, either generally or of a particular type, and the recipient did not do so; and (iii) the advertisement relates to goods or services similar to those described in (i) above. In addition to the consent requirements described above, the Israeli Anti-Spam Law requires that all electronic advertisements include a clear, conspicuous notice containing: (i) identification of the message as an advertisement (for email communications, the word “advertisement” must appear in the email subject line; in all other electronic advertisements, such identification must appear in the beginning of the advertisement); (ii) the advertiser’s identity and contact information; and (iii) notification of the recipient’s right to opt out of receiving such advertisements and means for opting out (including an email address for email advertisements). Violations of the Israeli Anti-Spam Law may carry criminal and civil penalties. Advertisers who disseminate advertisements in violation of the law are subject to a fine of approximately NIS 226,000 (approximately $54,000). Failure to comply with the mandatory notice provisions carries a fine of approximately NIS 75,300 (approximately $18,000).  Managers and individuals working for the advertiser who are responsible for marketing or promotions and who do not take sufficient measures to ensure compliance with the law may be personally liable for violations of the law and may be subject to a fine of approximately NIS 75,300 (approximately $18,000). There is a statutory presumption that any illegal spam that was sent was sent knowingly, unless proven otherwise. This statutory presumption of knowingly delivering illegal spam cannot even be challenged under certain instances (such as repeat offenses or distribution to a randomly selected list of addresses). The Israeli Anti-Spam Law also creates a private right of action for violations; in addition to other compensation to which recipients may be entitled, the court is authorized to award statutory damages of approximately NIS 1,000 (approximately $300) per email received in knowing violation of the law. There are also provisions for punitive damages as well as civil tort liabilities. In addition, the Israeli Anti-Spam Law provides for certifying claims against advertisers who violate the Israeli Anti-Spam Law as class-action lawsuits. In light of the fact that we are headquartered in Israel and have Israeli customers, we are challenged by these rules with respect to our email campaigns, and non-compliance would expose us to potential fines and sanction, civil tort claims, as well as potential reputational damage.

United States

The U.S. CAN-SPAM Act of 2003 is intended to regulate spam and create criminal penalties for unmarked and unsolicited email advertisements, sexually-oriented material and emails containing fraudulent headers. The U.S. Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, or the Patriot Act, is intended to give the government greater ability to conduct surveillance on the Internet by allowing it in certain cases to intercept communications regarding terrorism and compromises to national security. The U.S. Digital Millennium Copyright Act ("DMCA") is intended to reduce or shield the liability of online service providers for displaying content posted and created by third parties that contain copyright infringing materials, if the provider complies with certain policies, registers a DMCA agent with the U.S Copyright Office and adopts a "take-down" policy that is enforced. We offer such online provider services where our users can share images and other user-generated content. While the DMCA has provided relatively strong protection to providers from claims of copyright infringement based upon user-generated content, there have been some recent cases and actions that attempt to erode these protections. Therefore, to the extent that the immunity provided by the DMCA weakens, we could face the potential for claims of copyright infringement based upon such content.

The Children’s Online Privacy Protection Act of 1998, and the Prosecutorial Remedies and Other Tools to End Exploitation of Children Today Act of 2003 (“COPPA”), are intended to restrict the distribution of certain materials deemed harmful to children and impose additional restrictions on the ability of online services to collect user information from minors without verifiable parental or guardianship consent. In December 2012, the FTC issued new rules under COPPA that strengthen existing restrictions on the online collection and use of personal information about children under the age of 13. The new regulations will have a significant impact on the operation of websites, applications, plug-ins, and other online services and may make it more difficult to provide online content directed toward children. Because of the nature of our business includes, among other things, the placement of cartoon “emoticons” in emails, we anticipate that our services could attract a significant number of users who would fall into the regulated class. Accordingly, our business could be adversely affected by the new rules. In addition, the Protection of Children from Sexual Predators Act of 1998 requires electronic communication service and remote computing service providers to report to law enforcement agencies any knowledge of facts or circumstances from which a violation of specified offenses involving child pornography is apparent Because our services enable users to upload photographs to the internet and share them with others, we could be subject to liability unless our procedures adequately identify and report such violations of the law.

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

In addition, some state laws govern internet activity generally. For example, the California Online Privacy Protection Act which applies to any Internet website and mobile application that can be accessed or downloaded by California residents regulates information collected about users. The Massachusetts Office of Consumer Affairs and Business Regulation established data security regulations (201 CMR 17.00 et seq.) which became effective on March 1, 2010. They require any company which possesses the personal information of a Massachusetts resident to adopt and implement a comprehensive written information security program. The program must include technical, physical, and administrative safeguards for the protection of personal information owned, licensed, received, stored, maintained, processed, or otherwise accessed by the company. State legislation could require us to modify our business practices and could potentially subject us to liability.

The Stop Online Piracy Act (SOPA) was introduced in Congress in 2012 to expand the ability of U.S. law enforcement officials to fight online trafficking in copyrighted intellectual property and counterfeit goods. Provisions include the requesting of court orders to bar advertising networks and payment facilities from conducting business with infringing websites, and search engines from linking to the websites, and court orders requiring Internet service providers to block access to the websites. While SOPA was not passed by Congress due to overwhelming public opposition, substitute legislation is being proposed, and if passed, could impact content sharing on our products and increase administrative costs that would be incurred to comply with the law.

United Kingdom and European Union

The U.K. Data Protection Act and similar European Member State implementations of the European Union Data Protection Directive establish a core framework of rights and duties which are designed to safeguard personal data processed within the European Union. There are other ancillary and related laws and regulations across the European Union which combine to create an extensive regulatory regime. The core data privacy framework is underpinned by a set of eight straightforward principles which we must apply to safeguard personal data. Any failure to ensure that personal information is processed in accordance with these principles could result in criminal or civil penalties as well as potentially damage our customers. E.U. data protection legislation further prohibits the transfer of personal data to non-EEA countries that do not meet the European “adequacy” standard for privacy protection. The E.U. privacy legislation requires, among other things, the creation of government data protection agencies, registration of processing with those agencies, and in some instances prior approval before personal data processing may begin. Such legislation and the associated compliance practices implemented under such legislation may impose significant additional costs or restrictions on our business or subject us to additional liabilities.

On November 25, 2009, E.U. Directive 2009/136/EC was enacted, which amended certain prior directives affecting online service providers respecting the processing of personal data and the protection of privacy in the electronic communications sector. As mentioned above, this amendment tightened the restrictions around the use of cookies with E.U. consumers and this amended "ePrivacy Directive" now requires that:

"the storing of information or the gaining of access to information already stored in the terminal equipment of a subscriber or user is only allowed on condition that the subscriber or user concerned has given his or her consent."

Some local legislation is now implemented by Member States but others, missing the prescribed deadline for such implementation of May 2011, have not resolved and published their approach to the required changes to legislation.  Much about how this new directive may affect our operations in the European Union remains unknown until E.U. Member States pass their own implementing legislation. Valuable associated regulatory guidance on best practice in those Member States that have implemented the rules is only slowly being issued, leaving additional uncertainty around the changes which may be required of our business. While a number of self-regulatory compliance regimes are emerging, none are fully endorsed as offering a full route to compliance by the regulators and few of the current attempts at compliance within our industry are consistent and there is no definitive picture of "best practice" at the current time in our industry. As others in the online market, we are observing the changes in online practice made by our peers and recognize a likely need to amend our practices.

Notably, and as mentioned above, Article 66 of the ePrivacy Directive requires both transparency about cookie use and that a provider obtain a user’s consent before a cookie is placed on the user’s computer. While a user’s choice in browser settings to allow cookies has been deemed to suffice in several European jurisdictions, these technologies have not yet emerged and as a consequence it is likely that some form of affirmative step is to be necessary to enable a user to opt in before or at the time the cookie is placed. As clarity around these new rules and associated guidance emerges, we might be required to incur costs to ensure compliance and consider solutions or limitation of access to our services, and we might become subject to additional liability. Inevitably the solution required may also have a negative impact on consumer adoption and the types of services and revenue we can derive from cookie use and the information such use can derive. However, there are a number of industry-led initiatives leveraging browser settings and other advances which may lead to more effective and acceptable routes to legal compliance.

Similar to the U.S. CAN-SPAM Act of 2003, the European Union has an equally tough legal regime as a result of the Privacy and Electronic Communications Directive (2002/58/EC), which specifically applies to the sending of unsolicited commercial email. All E.U. Member States now have implementations within their own national legislation which implement these rules (though not always on the same basis, which complicates our compliance). As a consequence, direct marketing email messages may be sent only to subscribers who have given their prior consent ("opt-in") although certain exemptions apply where there has been a prior course of dealing with the consumer in question, which can provide our business with more flexibility. We are challenged by these (and associated) rules when mounting E.U. email campaigns, and non-compliance would expose us to potential fines,  regulatory investigations and sanctions on a country-to-country basis, as well as potentially reputational damage.

C.           ORGANIZATIONAL STRUCTURE

IncrediMail, Inc., our wholly-owned Delaware subsidiary, owns all of the outstanding shares of common stock of Smilebox Inc., a Washington corporation. SweetIM Ltd., our wholly-owned Belize subsidiary, owns all of the outstanding ordinary shares of SweetIM Technologies Ltd.

D.           PROPERTY, PLANTS AND EQUIPMENT

We lease three facilities, located in Tel Aviv, Israel, Ra'anana, Israel and Redmond, Washington. One lease in Tel Aviv for a total area of 18,300 square feet expires in 2015, with a monthly rent of approximately $18 per square foot. In December 2012, we increased the area leased by 8,310 square feet with a monthly rent of approximately $19 per square foot, also set to expire in 2015. The lease in Ra'anana is for a total area of 10,753 square feet and expires in 2013, with a monthly rent of approximately $15 per square foot. We began to pay for this lease in December 2012, as part of the SweetIM acquisition, and we do not expect to renew this lease when it expires in December 31, 2013. The lease in Redmond for a total area of 8,300 square feet expires in 2015, with an option to extend for another 2 to 5 years, and a monthly rent of approximately $19 per square foot.

We believe that our current facilities are adequate to meet our current needs and we believe that suitable additional space will be available as needed to accommodate ongoing operations and any such growth.

We own approximately 196 servers located in Israel and Seattle, Washington. We also rent the services of approximately 90 additional servers located around the world. Our servers include mainly web servers, application servers, mail servers and database servers. Bezeq provides our Internet and related telecommunications services in Israel, including hosting and location facilities, needed to operate our websites. Bezeq is Israel’s largest provider of such services and is a member of Bezeq Group, Israel’s incumbent national telecommunications provider. Bezeq provides these services through standard purchase orders and invoices. We add servers and expand our systems located at their facilities as our operations require. We believe there are many alternative providers of these services both within and outside of Israel. In addition to local servers, we have begun to use cloud based services provided by Amazon and other companies.

ITEM 4.A              UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.                 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes to the financial statements included elsewhere in this annual report. In addition to historical financial information, the following discussion and analysis contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act, including, without limitation, statements regarding the Company’s expectations, beliefs, intentions, or future strategies that are signified by the words "expects," "anticipates," "intends," "believes," or similar language. These forward looking statements involve risks, uncertainties and assumptions. Our actual results and timing of selected events may differ materially from those anticipated in these forward looking statements as a result of many factors, including those discussed under "Item 3.D Risk Factors" and elsewhere in this annual report.

A.           OPERATING RESULTS

Overview

We design and market a suite of downloadable consumer products that are simple, safe and useful. These include primarily, customized and entertaining email software products, software for sharing digital photo creations, instant messaging enhancement software and a variety of free, fun, easy to use and safe application and downloadable expression content. We believe we are unique in addressing our demographic market of second wave adopters. We believe that the user experience we have created has been successful in attracting a unique underserved demographic segment, seeking software applications that make their life a little simpler and more enjoyable. In addition, together with our products, we offer users consumer software products owned by other companies, which are distributed in conjunction with our products and search services provided by our search engine partners.

In the last quarter of 2012, we recorded an average of approximately 11.5 million installs each month. As of December 31, 2012, we had an installed base of approximately 59.9 million users, including 413,000 subscribers to our premium products.  In the last quarter of 2012, our install base generated over 1,494 million search queries, our email users sent over 251 million IncrediMail emails and our Smilebox users shared 1.5 million creations each month. Included in our “installed base” are users who have our software installed on their computer on the measurement date. The length of use varies dramatically based on the product, whether it’s the free version or paid for, when the product was downloaded and other factors. We believe our historical track record of our users accepting and utilizing the search properties we offer, as well as converting registered users to purchasing customers, represents a convincing validation of our business strategy.

Prices and license fees for our products vary based on market, length of license period and whether the products are offered together. Our prices and fees range from less than $5 to about $40, with subscription periods varying between a month and a year. These prices are subject to market conditions and can vary in currencies. Because a significant portion of our revenues come through other aggregators, it is difficult for us to know whether and to what extent inflation or a fluctuation in foreign currency exchange rates have had a material effect on our revenues and therefore there is little we can do to address these issues.

Recent Acquisitions

The following acquisitions were accounted for by the acquisition method of accounting, and, accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their respective fair values.  The results of operations related to each acquisition are included in our consolidated statement of income from the date of acquisition.

On August 31, 2011, we completed the acquisition of Smilebox Inc., a Washington corporation, through our Delaware subsidiary, by way of a reverse triangular merger. Smilebox is an Internet photo sharing service available for the desktop and smart-phone, with an easy-to-use, downloadable desktop application that allows consumers to use personal photos and videos to construct unique creations, including: greeting cards, invitations, slideshows, scrapbooks and photo albums. The acquisition added another major product to our portfolio of products, significantly diversifying our revenue mix. We paid $25 million, substantially in cash, at the closing, and an additional payment of $7 million, substantially in cash, seven months after the closing.

On November 30, 2012, we completed the purchase of all the outstanding shares of SweetIM Ltd., a Belize company that wholly owns SweetIM Technologies Ltd., an Israeli consumer internet company, or SweetIM. SweetIM produces a variety of free, fun, easy to use and safe applications and downloadable content for everyday use under the "SweetPacks" trade name. Like us, SweetIM generates a significant majority of its revenues through the Google AdSense program. We paid $10 million in cash and 1.99 million of our ordinary shares at the closing. A second payment of up to $7.5 million in cash is due 12 months after the closing, and a third payment of up to $7.5 million in cash is due 18 months after the closing, if certain achievements are met. The second payment will be subject to acceleration if we publish a consolidated balance sheet reflecting an aggregate amount of cash, cash equivalents and marketable securities of less than $4.0 million, unless we present evidence of an available credit line in an amount that, together with the foregoing balance, exceeds $4.0 million or we have otherwise remedied the shortfall.

Revenues

We generate our revenues primarily from three major sources: (i) search generated revenues and other services, (ii) sale of premium software products and solutions, and (iii) advertising and other. The following table shows our revenues by category (in thousands of U.S. dollars):

	Year Ended December 31,
	2010	2011	2012
Search	$22,792	$25,466	$38,061
Products	5,404	7,191	17,574
Other	1,301	2,816	4,588
Total revenues	$29,497	$35,473	$60,223

Cost of Revenues

Cost of revenues consists primarily of salaries and related expenses, license fees,  amortization of acquired technology, amortization of capitalized research and development costs and payments for content and server maintenance, all related to our product revenues and communicating with our users. The direct cost relating to search and advertising revenues are immaterial.

Research and Development Expenses, net

Our research and development expenses consist primarily of salaries and other personnel-related expenses for employees primarily engaged in research and development activities, allocated facilities costs, subcontractors and consulting fees. Our research and development expenditures in 2012 increased compared to the prior year but decreased as a percentage of sales. The increase was primarily due to costs associated with our mobile product development for Smilebox on the iPhone, which is already being distributed, and IncrediMail for the iPad, which was released in the first quarter of 2013. We expect this trend to continue in 2013, with our research and development costs continuing to increase in nominal dollars, while decreasing as a percentage of sales, as our sales continue to grow at an accelerated pace. The nominal increase will enable us to continue to enrich our product pipeline going forward, particularly on mobile platforms.

Selling and Marketing Expenses

Our selling and marketing expenses consist of customer acquisition cost, salaries and other personnel-related expenses for employees primarily engaged in marketing activities, allocated facilities costs, as well as other outsourced marketing activity. As part of our strategy to accelerate growth, we increased customer acquisition costs dramatically in 2011 and 2012, particularly in the second half of 2012, and expect to increase the pace of investment even further in 2013. This investment aims to increase the number of product downloads, users, search queries generated by those downloading our software and, subsequently, revenue from search, premium subscriptions and advertising. Customer acquisition costs were $1.8 million, $8.0 million and $22.1 million in 2010, 2011 and 2012, respectively. The number of employees in sales and marketing were 18, 32, and 50 at the end of 2010, 2011 and 2012, respectively.

General and Administrative Expenses (“G&A”)

Our general and administrative expenses consist primarily of salaries and other personnel-related expenses for executive and administrative personnel, allocated facilities costs, professional fees and other general corporate expenses. In order to facilitate our strategy for accelerated organic and non-organic growth, starting towards the end of 2010 and continuing into the beginning of 2011, we enhanced our management team with experienced professionals, capable of taking the Company to the next level, including engaging a new experienced CEO, creating a corporate development department and hiring a VP to manage it, and creating an internal legal department with a General Counsel.  With the acquisition of Smilebox in the second half of 2011 and the execution of our acquisition strategy, we continued to enhance our management capabilities, particularly enhancing our budget and controls.  As a result, G&A expenses increased nominally in 2010, 2011 and in 2012.  In 2011 and 2012, on a GAAP basis, G&A expenses also included significant direct acquisition expenses incurred in connection with the acquisitions made in each year. However, excluding acquisition-related expenses, as a percentage of sales, G&A in 2012 was at its lowest level since going public in 2006. Looking forward, we expect G&A expenses, excluding costs stemming from new acquisitions, to continue to increase nominally to accommodate our growth and meet our regulatory requirements, without increasing as a percentage of sales in 2013.

Income Tax Expense

Our Israeli operations were granted "Approved Enterprise"  and  "Beneficiary Enterprise" status. These  programs allow for 0% corporate tax for a limited period of time on undistributed profits generated from operations, and preferential taxation of the distributed portion, requiring regular Israeli corporate tax on income generated from other sources. To the extent we distribute dividends from profits generated under this program, as we did in 2009 and 2010, the distributed sum would benefit only partially from this program. We have elected to implement the recent tax reform, referred to as a Preferred Enterprise, starting with our 2011 "preferred income", according to which, a reduced tax rate of 15% is applied to our preferred income. A distribution from a Preferred Enterprise out of the “preferred income” would be subject to 15% withholding tax for Israeli-resident individuals and non-Israeli residents (subject to applicable treaty rates).

See "Item 10.E Taxation - Israeli Taxation - Law for the Encouragement of Capital Investments, 1959" and Item 8. Financial Information A. Consolidated Statements and Other Financial Information - Policy on Dividend Distribution", for more information about these programs and the Company’s dividend policy.

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

Revenue recognition

Search generated and other revenues from advertising, whether from keyword search, advertising on our website or in our email client, are recognized when we are entitled to receive the fee. Advertisers are charged and pay monthly, based on the number of clicks generated by users clicking on these ads. Persuasive evidence of an arrangement exists based upon a written agreement or purchase order with a search provider or display advertiser. Delivery occurs when an advertisement is offered by us and a user clicks on it in the case of a cost-per-click (CPC) arrangement, or the requisite number of impressions are displayed pursuant to a cost-per-thousand impression (CPM) arrangement, or when a user installs our software.

In accordance with ASC 605-50, "Customer Payments and Incentives", we account for cash consideration given to customers, for which we do not receive a separately identifiable benefit or cannot reasonably estimate fair value, as a reduction of revenue rather than as an expense.

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

Revenues from licensing of premium products are recognized over the term of the licensing period, which currently are either one month or one year. Until the end of 2011, we offered lifetime licenses for one of our premium products as well. While offered, our estimation of the lifetime usage of that product was six years, based on historical data collected. We no longer offer that service, offering all users who had purchased the service in the past to download to their local computer all the premium content previously included in the service. Any user not having downloaded the content may still contact us and receive a copy of the premium content. As the service has been terminated, that premium content collection is no longer updated, nor can it be accessed through our software.  The balance of revenues previously deferred over the remaining lifetime of the service was truncated and recognized as revenues in the beginning of 2012.  These accounted for less than 3% of our revenues for the year.

Our deferred revenue consists of the unamortized balance of the license fees, which totaled $5.1 million as of December 31, 2012, all of which was classified as short-term deferred revenues on our balance sheet.

The amount of revenues derived from multiple element arrangements is not material to our results of operations.

Stock-Based Compensation

We account for share-based payment awards made to employees, non employees and directors in accordance with ASC 718, "Compensation – Stock Compensation", which requires the measurement and recognition of compensation expense based on estimated fair values. Determining the fair value of stock-based awards at the grant date requires the exercise of judgment, as well as the determination of the amount of stock-based awards that are expected to be forfeited. If actual forfeitures differ from our estimates, equity-based compensation expense and our results of operations would be impacted. Expense is generally recognized on a straight-line basis over the service period during which awards are expected to vest, except for awards with market or performance conditions, which are recognized using the accelerated method.

Total equity-based compensation expense recorded during 2012 was $1.1 million, of which $0.2 million was included in research and development costs, $0.2 million in selling and marketing expenses and $0.7 million in general and administrative expenses.

As of December 31, 2012, the maximum total compensation cost related to options granted to employees, non-employees and directors not yet recognized, amounted to $2.3 million. This cost is expected to be recognized over a weighted average period of 2.37 years.

We estimate the fair value of standard stock options granted using the Binomial method option-pricing model and options with exercise that is subject to a stock price target, using the Monte Carlo simulations. The option-pricing models require a number of assumptions, of which the most significant are expected stock price volatility and the expected option term. In 2010, expected volatility was calculated based upon an average between historical volatilities of our shares, entities similar to the Company's characteristics, and an industry sector index, since we did not have sufficient company specific data. In 2011 and 2012, expected volatility was calculated based upon actual historical stock price movements over the most recent period ending on the grant date, equal to the expected option term. The expected option term was calculated based on our assumptions of early exercise multiples, which were calculated based on comparable companies, and a termination exit rate, which was calculated based on actual historical data. The expected option term represents the period that our stock options are expected to be outstanding. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term.

In November 2010, our board of directors changed our dividend policy so that we do not distribute any cash dividends.

Taxes on Income

We are subject to income taxes in Israel and the United States. Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes. Based on the guidance in ASC 740 “Income Taxes”, we use a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement.

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

Accounting for tax positions requires judgments, including estimating reserves for potential uncertainties. We also assess our ability to utilize tax attributes, including those in the form of carry forwards for which the benefits have already been reflected in the financial statements. We record valuation allowances for deferred tax assets that we believe are not more likely than not to be realized in future periods. While we believe the resulting tax balances as of December 31, 2012 and 2011 are appropriately accounted for, the ultimate outcome of such matters could result in favorable or unfavorable adjustments to our consolidated financial statements and such adjustments could be material. See Note 10 of our consolidated financial statements for further information regarding income taxes. We have filed or are in the process of filing local and foreign tax returns that are subject to audit by the respective tax authorities. The amount of income tax we pay is subject to ongoing audits by the tax authorities, which often result in proposed assessments. We believe that we adequately provided for any reasonably foreseeable outcomes related to tax audits and settlement. However, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved, audits are closed or when statutes of limitation on potential assessments expire.

Business combinations

We account for business combinations following ASC 805 “Business Combinations”, which requires that we allocate the purchase price of acquired companies to the tangible and intangible assets acquired and liabilities assumed, based on their estimated fair values. In addition, we expense acquisition-related expenses as they are incurred. We engage a third-party appraisal firm to assist management in determining the fair values of certain assets acquired and liabilities assumed. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets.

Management makes estimates of fair value based upon assumptions it believes to be reasonable. These estimates are based on historical experience and information obtained from the management of the acquired companies and relevant market and industry data and are, inherently, uncertain. Critical estimates made in valuing certain of the intangible assets include, but are not limited to, the following: (i) future expected cash flows from license sales, maintenance agreements, customer contracts and acquired developed technologies and patents; (ii) the acquired company’s brand and market position as well as assumptions about the period of time the acquired brand will continue to be used in the combined company’s product portfolio; (iii) expected costs to develop the in-process research and development into commecrially viable products and estimating cash flows from the projects when completed; and (iv) discount rates. Unanticipated events and circumstances may occur which may affect the accuracy or validity of such assumptions, estimates or actual results. Changes to these estimates, relating to circumstances that existed at the acquisition date, are recorded as an adjustment to goodwill during the purchase price allocation period (generally within one year of the acquisition date) and as operating expenses, if otherwise.

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

If the carrying value of a reporting unit exceeds its fair value, we then calculate the goodwill’s implied fair value by performing a hypothetical allocation of the reporting unit’s fair value to the underlying assets and liabilities, with the residual being the implied fair value of goodwill. This allocation process involves using significant estimates, including estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and assumptions about the future deployment of the long-lived assets of the reporting unit. Other factors we consider are the brand awareness and the market position of the reporting unit and assumptions about the period of time we will continue to use the brand in our product portfolio. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for our goodwill.

Our most recent annual goodwill impairment analysis, which was performed during in 2012, did not result in impairment. As of December 31, 2012, our market capitalization was significantly higher than our equity book value.

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

Upon determination that the carrying value of a long-lived asset may not be recoverable based upon a comparison of aggregate undiscounted projected future cash flows from the use of the asset or asset group to the carrying amount of the asset, an impairment charge is recorded for the excess of carrying amount over the fair value. We measure fair value using discounted projected future cash flows. We base our fair value estimates on assumptions we believe to be reasonable, but these estimates are unpredictable and inherently uncertain. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for our tangible and intangible long-lived assets subject to amortization. No impairment charges were recognized during 2010,  2011, or 2012.

Research and Development Expenses, Net

Research and development costs incurred in the process of software development before establishment of technological feasibility are charged to expenses as incurred. Costs of the production of a detailed program design incurred subsequent to the establishment of technological feasibility are capitalized. Based on our product development process, technological feasibility is established upon completion of a detailed program design.

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

In June 2011, the FASB issued guidance to require an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements, thus eliminating the option to present the components of other comprehensive income as part of the statement of equity. In addition, the guidance requires that the reclassification adjustments for items that are reclassified from other comprehensive income to net income be presented on the face of the financial statements. However, in December 2011, the FASB indefinitely deferred the requirements related to the presentation of reclassification adjustments. The guidance became effective for us beginning January 1, 2012, and will only result in changes in our financial statements presentation.

Results of Operations

The following table sets forth, for the periods indicated, our statements of operations expressed as a percentage of total revenues (the percentages may not equal 100% because of the effects of rounding):

	Year Ended December 31,
	2010	2011	2012
Revenues:
Search	77%	72%	63%
Products	19	20	29
Other	4	8	8
Total revenues	100%	100%	100%
Cost of revenues	5	8	9
Gross profit	95	92	91
Operating expenses
Research and development, net	23	21	18
Selling and marketing	18	37	49
General and administrative	16	22	14
Total operating expenses	57	80	81
Operating income	38	12	10
Financial income, net	1	4	0
Income before taxes on income	39	16	10
Income tax expense	11	-	4
Net income	28%	16%	6%

As shown in the above table, our operations are generally characterized by high gross profit margins, which are attributable mainly to two factors: (i) we do not have manufacturing costs for our products, and (ii) our search generated revenues have virtually no direct cost associated with them. Starting the second half of 2011, we dramatically increased our investment in customer acquisition costs to fuel future growth. These expenses increased from $8.1 million in 2011 to $22.1 million in 2012. This was the primary reason for the increase in selling and marketing expenses in 2012, both nominally and as a percentage of sales, resulting in lower operating and net income margins in 2011. We expect to further increase our customer acquisition costs in 2013, increasing our sales and marketing expenses. In addition, general and administrative expenses included expenses related to the acquisition of subsidiaries of $1.1 million and $2.1 million in 2011 and 2012, respectively. However, as a result of these acquisitions, we expect increased revenues and improved operating margins in 2013.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Revenues.  Revenues increased by 70% in 2012, from $35.5 million in 2011 to $60.2 million in 2012.  This increase was a result of increases in each of our revenue streams. Although we expect continued growth in 2013 in all revenue streams, we expect such growth to be driven substantially by search generated revenues as a result of the recent acquisition of SweetPacks, which was focused on search, and as we increase significantly the investment in customer acquisition.

Search revenues. Search revenues increased by 49% in 2012, from $25.5 million in 2011 to $38.1 million in 2012. This increase was due to an increase in the number of downloads and subsequently the number of users using our search service. We offer our search service in conjunction with our products and toolbar, with Google currently powering the search service for ostensibly all our users. In addition, our SweetIM acquisition contributed one month of search revenues from the acquired company in 2012. On January 31, 2013, we signed an amendment to our agreement with Google extending the term of the agreement to May 31 2013, to coincide with the expiration date of the agreement between SweetIM and Google. On April 23, 2013, we entered into a new agreement with Google, effective from May 1, 2013 to April 30, 2015.  The new agreement combines the activities of Perion and SweetIM into one agreement and replaces both of the existing agreements with Google.  We expect our search revenues to continue to grow as we increase our marketing expenses in general and customer acquisition costs in particular.

Products revenues. Product revenues increased by 144% in 2012, from $7.2 million in 2011 to $17.6 million in 2012. This increase was primarily attributable to the addition of Smilebox to our product portfolio in September 2011, and the subsequent growth in sales of our Smilebox product. Revenues from our Smilebox product in 2012 were $11.6 million, compared to $2.2 million in 2011. IncrediMail product revenues increased by $1.0 million in 2012, as a result of our discontinuing the Gold Gallery Lifetime subscription. We believe that in 2013 we will see increasing revenues from our products, particularly from our Smilebox product, as we improve the product and our marketing and distribution techniques. In addition, we expect to focus future acquisitions on product oriented companies, enriching our product portfolio and providing for a more balanced revenue stream.

Other revenues. Advertising and other revenues increased 63% in 2012, from $2.8 million in 2011 to $4.6 million in 2012. This increase is attributable to increased distribution of our software and to the offering of our homepage, which includes display advertising, and the subsequent acceptance of this offer by our users. We believe these revenues will continue to increase in 2013, as our distribution increases, nominally and as a percentage of total sales.

Cost of revenues. Cost of revenues in 2012 was $5.2 million, as compared to $2.8 million in 2011. Amortization of intangible assets increased by $1.2 million due to the acquisition of SweetIM, and the balance was due to the inclusion of Smilebox for a full year in 2012 and additional infrastructure costs. The increase in amortization expenses stemming from the SweetIM acquisition caused a slight decrease in gross profit margin from 92% in 2011, to 91% in 2012.  As we expect search generated revenues to grow at a higher pace than product revenues, this will offset the increase in amortization expenses, so our gross profit margin will still remain above 90%.

Research and development expenses, net ("R&D"). R&D increased by $3.2 million in 2012, from $7.5 million in 2011 to $10.7 million in 2012, decreasing as a percentage of sales from 21% in 2011 to 18% in 2012. The increase was as a result of our investing in enriching our product pipeline in 2012, primarily by making our products available on mobile platforms. A mobile version of our Smilebox product, available for the iPhone, was announced in the third quarter of 2011 and already has accumulated over 1 million downloads. In the first quarter of 2013, we released a mobile version of our IncrediMail product for the iPad.  In 2013 we intend to develop additional mobile versions of our products for other platforms, such as Android, and possibly others. As a result, we expect this expenditure to further increase nominally, although to continue to decrease as a percentage of sales as our sales continue to grow more rapidly.

Selling and marketing expenses. Selling and marketing expenses more than doubled, from $13.0 million in 2011 to $29.5 million in 2012. This increase was primarily attributable to the increased investment in customer acquisition costs, which increased from $8.0 million in 2011 to $22.1 million in 2012. This increase reflects a ramping up of these expenses all through 2012, reaching $9.7 million in the fourth quarter of 2012. This investment is to fuel future accelerated growth and we expect to further increase this investment in 2013, even as a percentage of sales, in order to fuel growth in 2013 and 2014. In addition, marketing expenses increased due to personnel costs incurred by increasing the size of our marketing department as we added the Smilebox marketing department in 2012. We expect these expenses, excluding the customer acquisition costs, to grow only nominally from the level established in the last quarter of 2012. In 2013, we expect to continue and increase customer acquisition costs to more than $50 million, in order to further accelerate the growth of our revenues. That being said, we continue to condition this investment on a positive return on investment (“RoI”) within one year, and to the extent we cannot maintain a positive RoI, we may curtail this expenditure.

General and administrative expenses ("G&A"). G&A increased from $7.6 million in 2011 to $8.6 in 2012. This increase was primarily due to costs associated with the acquisition of subsidiaries in 2012, compared to the previous year. G&A expenses from organic operations in 2012 were at a level similar to that of 2011. As a result, and even after the increased in acquisition expenses, G&A as a percentage of sales decreased from 22% in 2011 to 14% in 2012. With the exception of costs that could be incurred in connection with future acquisitions, although we expect G&A cash expenses to increase nominally; we expect these cash expenses to decrease as a percentage of sales in 2013.

Taxes on Income. Income tax in 2012 was $2.5 million, compared to $0.2 million in 2011. The increase in income tax was primarily a result of a number of tax credits received in 2011 with respect to past years, a tax refund due to the settlement of a tax audit with the Israeli tax authorities and the discontinuation of our dividend distribution policy. In 2012, we did not benefit from these credits, and while our maximum statutory tax rate is 25%, we suffered from non-recurring tax expenses which coupled with an increase in non-deductible expenses, caused an effective tax rate of 41%. As we look towards 2013, we do not currently expect a recurrence of the tax credits from 2011, or as significant non-recurring tax expenses experienced and accrued for in 2012.

Net Income. Net income in 2012 was $3.5 million, compared to $5.7 million, in 2011. As described above, this decrease was primarily a result of the $14.0 million increase in customer acquisition costs, the nominal increases in other operating expenses and the $2.3 million increase in tax expenses, partially offset by increased profits from the increase in revenues.

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

Products revenues. These revenues grew by over 33% in 2011, from $5.4 million in 2010 to $7.2 million in 2011. This increase was primarily attributable to our acquisition of Smilebox, whose products sales were $2.2 million in the last four months of the year, partially offset by a $0.4 million decrease of organic products sales.

Other revenues. These revenues more than doubled in 2011, from $1.3 million in 2010 to $2.8 million in 2011.  This increase is attributable to collaboration with other vendors for the sale of their product to our users and an increase in other advertising revenues through a toolbar, on our homepage and other advertising revenues.

Cost of revenues. Cost of revenues in 2011 was $2.8 million, as compared to $1.6 million in 2010. This increase was primarily due to the acquisition of Smilebox, whose associated direct costs of approximately $0.6 million included amortization of intangible assets and direct content costs. Smilebox content costs are based on usage and, as a result, are included in the cost of revenues.

Research and development expenses, net ("R&D"). R&D increased by $0.9 million, from $6.6 million in 2010 to $7.5 million in 2011, decreasing as a percentage from sales from 23% in 2010 to 21% in 2011. The increase was as a result of our investing in enriching our product pipeline in 2011, with the Fixie product coming to market in the fourth quarter of 2011, the mobile version of our Smilebox product announced shortly after the acquisition, and the announced PhotoJoy product for iPad and iPhone platforms.

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

General and administrative expenses ("G&A"). G&A increased from $4.7 million in 2010 to $7.6 in 2011. This increase was primarily due to our building a management team, primarily in the latter part of 2010, capable of scaling our business model and taking us to the next level, both organically and through acquisitions. As a result, in 2011, G&A on average was at a level similar to that of the last quarter of 2010. In addition, we recorded over $1.0 million in expenses related to the acquisition of Smilebox, which in according to U.S. GAAP is accounted for as an expense immediately.

Taxes on Income. Income tax in 2011 was $0.2 million, compared to $3.2 million in 2010. The decrease in income tax was a result of a number of tax credits received with respect to past years, a tax refund due to the settlement of a tax audit with the Israeli tax authorities and the discontinuation of our dividend distribution policy.

Net Income. Net income in 2011 was $5.7 million, compared to $8.4 million, in 2010. As described above, this decrease was primarily a result of the $6.2 million increase in customer acquisition costs, amortization of intangibles resulting from the Smilebox acquisition, partially offset by increased profits from the increase in revenues and capitalization of research and development costs.

B.           LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2012, our working capital was a negative $4.3 million, consisting of approximately $47.7 million in current assets, less $52.0 million in current liabilities. As of December 31, 2011, our working capital was zero, as current assets and current liabilities both equaled $21.0 million. The decrease in working capital was primarily due to the acquisition of SweetIM in the last quarter of 2012. Under the terms of the acquisition agreement, virtually all the cash acquired, approximately $13 million, is payable to the sellers of SweetIM. At closing, which occurred on November 30, 2012, we paid $10 million in cash, a second payment of up to $7.5 million in cash is due towards the end of 2013, 12 months after closing, and we’ve accrued a $3.0 million contingent tax liability related to this acqusition. These items related to the acqusition of SweetIM caused a decrease in working capital of approximately $20.5 million. This reduction was subtantially offset by cash generated by ongoing activities.

As of December 31, 2012, we had bank loans outstanding totaling $8.9 million, to be paid over the next three to four years, including $6.6 million classified as long term debt and $2.3 million with current maturities.

We believe that our cash balances and cash generated from operations will be more than sufficient to meet our anticipated cash requirements for operations, as well as our deferred acquisition payments, for at least the next 12 months.

Net Cash Provided By Operating Activities. Net cash provided by operating activities was $9.8 million, $8.1 million and $16.3 million for 2010, 2011 and 2012, respectively. The increase in cash provided by operating activities in 2012 was primarily a result of an increase in operating payables coupled with a decrease in operating assets, resulting in a net increase of $7.8 million. The $2.1 million decrease in net income in 2012 compared to 2011, was more than offset by the $3.3 million increase in non-cash expenses included in net income for 2012, as compared to 2011.

Net Cash Used In Investing Activities. Net cash used in investing activities was $10.2 million, $8.0 million and $14.7 million in 2010, 2011 and 2012, respectively. While in 2010, the net cash used in investment activities was a result of the net investment in marketable securities; in 2011 and 2012 the cash used in investing activities was primarily a result of the acquisition of Smilebox and SweetIM, respectively. In 2011, we invested $21.7 million in cash for the acquisition of Smilebox and $1.1 million in equipment and capitalized content and software cost. These investments were partially offset by the $14.8 million in proceeds from the net sale of marketable securities. In 2012, we invested $13.6 million cash in connection with the acquisition of Smilebox and SweetIM and $1.5 million in equipment and capitalized content and software cost.

Net Cash Provided by (Used In) Financing Activities. Net cash provided by (used in) financing activities was ($7.9) million, ($3.9) million and $2.3 million in 2010, 2011 and 2012, respectively. In 2010 and 2011, the cash was used primarily for the payment of dividends to shareholders, a policy that has been discontinued.  In 2012, the cash was provided by the bank loan taken, less payments already made on account, providing net cash of $8.9 million, less $6.6 million deferred payment for acquisitions.

Credit Facilities

In September 2011, we entered into an agreement with each of Bank Leumi Le-Israel ("Leumi") and First International Bank of Israel ("FIBI"), to secure a credit facility for up to a total of $20 million of financing. During the second quarter of 2012, we amended both agreements, and reduced the amount of each credit facility, to $6 million provided by Leumi, and $4 million by FIBI. The repayment of the debt is structured over four and five years from the draw date, respectively, and we have an option for early repayment.

In order to secure our obligations to the banks we pledged and granted to the banks a first priority floating charge on all of our assets and a first priority fixed charge on certain other immaterial assets (namely, rights for unpaid shares, securities and other deposits deposited with the banks from time to time, and rights for property insurance).  The pledge agreements contain a number of customary restrictive terms and covenants that limit our operating flexibility, such as (1) limitations on the creation of additional liens, on the incurrence of indebtedness, on the provision of loans and guarantees and on distribution of dividends, and (2) the ability of the banks to accelerate repayment in certain events, such as breach of covenants, liquidation, and a change of control of our Company. Such provisions may hinder our future operations or the manner in which we operate our business, which could have a material adverse effect on our business, financial condition or results of operations.

C.           RESEARCH, DEVELOPMENT, PATENTS AND LICENSES, ETC.

Our research and development activities are conducted internally by a 117 person research and development staff.

Research and development expenses, net were $6.6 million, $7.5 million and $10.5 million in the years ended December 31, 2010, 2011 and 2012, respectively. In 2012, our efforts were focused on developing the back-end systems required for tracking the usage of our products and their monetization, developing new products, particularly the mobile version of our photo sharing product Smilebox, now available on the iPhone, as well as the mobile version of our IncrediMail communication client, introduced in the first quarter of 2013. We plan to continue these efforts through 2013, as well as initiate the development of an ad-network platform expected to be functional and providing revenues starting in 2014. We expect this investment to continue and increase nominally in 2013, although it will likely decrease as a percentage of sales relative to 2012.

See "Business Overview—Intellectual Property" under Item 4.B above.

D.           TREND INFORMATION

Industry trends expected to affect our revenues, income from continuing operations, profitability and liquidity or capital resources:

1.
In recent months there have been certain changes introduced by Google, changing the way Google’s partners, such as ourselves, acquire and retain customers. These changes aim to improve the user experience, a principle that is important to us as well. However, the changes could reduce the return on investment in the short term, and will cause long term changes to the search market as well. We believe that our recent acquisition of SweetIM, our existing team and the experienced team that joined us as part of the acquisition, make us well positioned to address and accommodate these changes. As a result, we expect that a as result of the combination of the two companies, as well as the further increases in our customer acquisition efforts, search generated revenues will be our primary organic growth catalyst in 2013. We are working to ensure compliance with our contractual obligations and an improved user experience. However, although we believe the measures being taken are good for the consumer and in the long-term for us as well, it is possible that in the short term, as the market adapts to these new requirements and environment, the return on our marketing investment could decrease.

2.
In recent years, we have witnessed an increase in the use on the desktop of web-based email solutions, such as Microsoft Outlook, Yahoo! Mail and Google’s Gmail. Facebook Mail is a relatively new addition to this market, having a lot of potential based on its social network popularity. While our IncrediMail product is based on the use of these email products, and there is still a vast market for PC-based email clients, there is no doubt that the popularity of web-based email is growing at the expense of the PC-based software. This has caused us to increase our efforts in adapting our IncrediMail product to the specific consumer needs not satisfied by the web-based solution. Further investment is also required in other forms of online communication as audiences (especially younger ones) are using email less. The continual growth in social communication products and services, including smartphones, makes it essential for our products to be compatible with Facebook, Twitter, SMS and other forms of social communication and mobile platforms.  While the use of an email client on mobile devices is common practice, there is increasing competition from dedicated email applications, such as Mailbox, Inky, Mailbird, Sparrow and others. We will continue to make investments, both organic and through acquisitions, to further solidify our position with new products and services focusing on mobile applications as well as social communication products and look to increase our investment on the usage of social media and mobile devices to attract more users to our brands.

3.
The sharing and storing of digital photos on personal computers, and on photo hosting sites such as Instagram, Facebook or Shutterfly, has increased substantially in recent years. The convenience of such online storage of photos has created a growing commercial industry with products like personalized photo books, cards, calendars, stationery, scrapbooks (printed and digital) as well as photo backup services and storage services. Smilebox is aimed at helping people create and share their pictures enabling users to enjoy all the photos that they have stored on their computer or online using new capabilities, with minimal effort from the user. As camera phones continue to improve and more and more users use their camera phones to capture their special moments, there is significant growth opportunity for us to help users create special memories both “in the moment” and “after the moment.”

5.
There has been a growing usage of portable platforms, including smartphones and tablets, enabling users to enjoy a more graphic and creative experience without a PC. This trend is most prominently represented by the popularity of the iPhone and its Android mobile platforms, as well as with the popular iPad tablet. In addition, and partially as a result of these successes, the Apple-Mac platform popularity has increased as well. Although this trend is attracting an increasing portion of the market, we believe that particularly with regard to our demographic segment, the PC environment will remain the predominant platform for managing emails in the near future. To address this trend, we have been developing mobile versions of our desktop applications. We have already introduced Smilebox for the iPhone and this application has recorded over 1.2 million downloads to date. In addition, in the first quarter of 2013, we introduced IncrediMail for the iPad.  In 2013, we intend to increase our investments in this direction offering better and more products on various mobile platforms.

6.
As roughly 63% of our revenues are search generated, and this percentage is expected to increase in 2013, we are affected by the general trends and metrics of the search revenue market. One of the most significant metrics is the revenue per thousand impressions, or RPM, rate. In an economic downturn, the amount advertisers are willing to pay naturally declines, reducing their cost per click, or CPC, rate and subsequently our revenues. The RPM rate has fluctuated dramatically over the past months and it is difficult to predict a specific trend in this important metric going forward. This fluctuation is a function of economic conditions in each country and more importantly by the different economic conditions in each country and which countries are the focus for growth in this market. Moreover, this market is becoming more susceptible to alternative methods of advertising and commerce trends. Advertising through generic search sites is facing growing competition from alternative commerce sites as the latter become more popular and more visible, and also have the ability to leverage the increasing user data available through these sites. We have begun to invest in systems and products that could possibly leverage this trend in 2014 and beyond.

7.
The downloadable software market and the way it interacts with search providers have been changing. With its market leading position, Google has been the forerunner of these changes, which have also impacted our agreement with Google. It is difficult to know how this process will end, although we are convinced that the process is ongoing and has not reached equilibrium. We will continue to work with Google as well with the other search companies to improve the consumer experience and address the market needs. As more and more products become cloud based services, this may also impact the way in which companies like ours generate search revenue. The clear trend is to provide users with a solution that is at least partly cloud-driven, enabling portability for consumers and easier maintenance for companies. More and more companies, however, are finding new ways to generate revenues, including advertising and premium sales as well as search from the web based service. Another trend in the market as it relates to downloadable software with search monetization is the intensity of the competition. In 2012, the amount of competitors and the intensity of the competition have made it more difficult to maximize the lifetime value of a consumer. We continue to focus on providing real value to the consumer from our products and services with a belief that in the long run companies with a real relationship with consumers based on a product that gives them real value is sustainable. This will be especially true in the future as the next generation of browsers may block the installation of toolbars in their current format. As mentioned earlier, our solution is one of value. Our focus is on creating products and services that serve the needs of our users and provide them with real value so that they continue to use our products and brand instead of those of the competition.

For more information on uncertainties, demands, commitments or events that are reasonably likely to have a material effect on revenue, please see Item 3, “Key Information—Risk Factors.”

For additional trend information see the discussion in Item 5.A “Operating and Financial Review and Prospects – Operating Results.”

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

F.           TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes our contractual commitments as of December 31, 2012 and the effect those commitments are expected to have on our liquidity and cash flow in future periods:

		Payments Due by Period
Contractual Commitments	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
Long-term debt, including current portion(*)	$8,850	$2,300	$6,150	$400	-
Accrued severance pay(**)	$933
Uncertain income tax positions(***)	$3,952			-	-
Deferred and contingent Consideration(****)	$15,000	$7,500	$7,500
Operating leases	$2,904	$1,173	$1,731	-	-
Total	$31,639	$10,973	$15,381	$400

(*) Long-term debt obligations represent repayment of principal and do not include interest payments due thereunder.

(**) Severance pay obligations to our Israeli employees, as required under Israeli labor law and as set forth in employment agreements, are payable only upon termination, retirement or death of the respective employee and are for the most part covered by on going payments to funds to cover its obligation. Of this amount only, $449  is unfunded.
(***) Uncertain income tax positions are due upon settlement and we are unable to reasonbaly estimate the ultimate amount or timing of settlment. See Note 10i to our consolidated financial statements for further informaiton.
(****) Deferred and contingent consideration represents the maximum cash payments we will be obligated to make under contingent consideration arrangements with former owners of certain entities we acquired if specified operating objectives and financial results are achieved.

ITEM 6.                 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our executive officers and directors as of April 24, 2013:

Name	Age	Position
Tamar Gottlieb*(3) (4)	56	Director and Chairperson of the Board
Iris Beck*(2)	47	Director
Alan Gelman*(1)	57	Director
David Jutkowitz*(1)(2)(3) (4)	62	External Director
Avichay Nissenbaum*(1)(2)(4)	46	External Director
Adi Soffer Teeni*	42	Director
Josef Mandelbaum(4)	46	Chief Executive Officer and Director
Yacov Kaufman	55	Chief Financial Officer
Li Carmel	40	Vice President, Human Resources
Limor Gershoni Levy	42	Vice President, General Counsel
Mark Ziering	46	Vice President, Corporate Development
Yuval Hamudot	39	General Manger, Smilebox
Ron Harari	41	General Manager, Incredimail
Tomer Pascal	34	General Manager, Utilities
____________
* "Independent" for NASDAQ Stock Market purposes;
(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and governance committee.
(4)	Member of the investment committee.
Nadav Goshen served as our COO from December 1, 2012 until April 11, 2013.

There are no arrangements or understandings between any of our directors or executive officers and any other person pursuant to which our directors or executive officers were selected.

Tamar Gottlieb has been a director of the Company since 2001 and has served as the Chairperson of the Company's board of directors since the Company's initial public offering in February 2006. Since January 2001, Ms. Gottlieb has served as a Managing Director of Harvest Capital Markets Ltd., an investment banking and financial consulting firm that she founded in January 2001. Prior to 2001, Ms. Gottlieb served as either a managing director or a senior manager at several investment banking institutions, including Investec Clali – Management & Underwriting Ltd. (July 1997 to January 2001), Oscar Gruss (1996) Ltd. (February 1996 to May 1997) and Leumi & Co. Investment Bankers Ltd. (1980 to 1991). From 1991 to 1994, Ms. Gottlieb served as the Founding Managing Director of Maalot – The Israeli Securities Rating Company Ltd., Israel’s first credit rating agency. Ms. Gottlieb currently serves as a board member of several Israeli public and private companies, including Albaad Massuot Yitzhak Ltd. (TASE: ALBA), Carasso Motors Ltd. (TASE: CRSO) and Reit 1 Ltd. (TASE: RIT1).  Ms. Gottlieb has also served as a director of other companies, including El Al Israeli Airlines Ltd. (TASE: ELAL) and "Dan" Public Transportation Company Ltd. Ms. Gottlieb holds a B.A. in international relations from the Hebrew University of Jerusalem and an M.A. in economics from Indiana University.

Iris Beck has been a director of the Company since November 2011.  Since April 2013, she serves as Senior Vice President, Corporate Communications Officer of Teva Pharmaceutical Industries Ltd.  From 2008 to 2012, Ms. Beck served as the Chief Executive Officer of McCann Erickson Israel.  From 2002 to 2008, she served as the Chief Marketing Officer of Partner Communications Company Ltd. (NASDAQ and TASE: PTNR), and from 2001 to 2002 she served as the Chief Executive Officer of Unilever Israel Ltd. Ms. Beck serves as a director of Golf and Co Israel. Ms. Beck holds a B.A in Economic Science from Haifa University, and an M.B.A. from Bar Ilan University.

Alan Gelman has been a director of the Company since August 2011. Since December 2012, he serves as the Global CFO and Deputy CEO of Better Place Inc. From 2008 to 2012, Mr. Gelman served as the Chief Financial Officer and Deputy Chief Executive Officer of Bezeq the Israeli Telecommunication Corp Ltd. (TASE: BEZQ). From 2006 to 2012, Mr. Gelman served in various positions at the Delek Group Ltd. (TASE: DELKG), including as the Chief Financial Officer from 2008 to 2012, and as Deputy Chief Executive Officer from 2006 to 2008. From 2001 to 2006, Mr. Gelman served as the Chief Financial Officer of Partner Communications Company Ltd. (NASDAQ and TASE: PTNR), and from 1997 to 2000, he served as the Chief Financial Officer of Barak ITC. Mr. Gelman serves as Chairman of the Board of Directors of Better place Denmark and a director of various subsidiaries of Better Place Inc. Mr. Gelman holds a B.A. in Accounting from Queens College and an M.B.A. from Hofstra University.  Mr. Gelman is licensed as a Certified Public Accountant in the United States and in Israel.

David Jutkowitz has been an external director of the Company since December 2007, and in January 2011, he was reelected to serve a second three year term.  Mr. Jutkowitz serves as a director of Extal Ltd., and of King Engine Bearings Ltd. (TASE: KING). From 2006 to 2010, Mr. Jutkowitz served as a director of Arad Investment and Industrial Development Ltd. (TASE: ARAD), and from 2001 to October 2007, Mr. Jutkowitz served as an external director of Carmel Investment Group Ltd., and as a member of the audit, investment and portfolio committees of Carmel Investment Group Ltd.  From 2000 to 2003, Mr. Jutkowitz served as the Chief Executive Officer of BXS Ltd. From 1995 to 2002, Mr. Jutkowitz served as the Chief Executive Officer of E.L. Advanced Science Ltd.  From 1976 to 2001, Mr. Jutkowitz served as the Chief Financial Officer of Etz Lavud Ltd.

Avichay Nissenbaum has been an external director of the Company since July 2009, and in September 2012, he was reelected to serve a second three year term.  In 2012, Mr. Nissenbaum co-founded Lool Ventures L.P. and has since served as its general partner. In 2006, Mr. Nissenbaum co-founded Yedda, Inc., which was acquired by AOL, Inc. (NYSE: AOL) in November 2007. He served as Yedda's Chief Executive Officer from 2006 to 2011.  In 1996, Mr. Nissenbaum co-founded SmarTeam Corporation Ltd., which was acquired by Dassault Systems, S.A. in 1999. From 1996 to 2005, Mr. Nissenbaum served in various positions at SmarTeam, including as VP Product, Executive VP Sales, Marketing and Business Development. Mr. Nissenbaum serves as a director of Winbuyer Ltd. and Tipa-Corp Ltd., as well as certain portfolio companies of Lool Ventures, including Zooz Ltd., Familio Technologies Ltd., Online Permission Technologies and SharePops. Mr. Nissenbaum also serves as a director of “leaders of the Future” NPO. Mr. Nissenbaum holds a B.Sc. in Computer Science and a B.A. in Economics, both from Bar-Ilan University.

Adi Soffer Teeni has been a director of the Company since September 2012.  From 2008 to 2011, Ms. Soffer Teeni served as the Managing Director of 888 Holdings Public Limited Company (LON: 888).  From 2002 to 2007, she served as the Chief Executive Officer of the Kidum Group Ltd., and from 1998 to 2001, she served as the Chief Executive Officer of Wall Street Institute School of English in Israel. Ms. Soffer Teeni holds an L.L.B. in Law from the Tel-Aviv University and an M.B.A. from Kellogg Recanati.

Josef Mandelbaum has been the Chief Executive Officer of the Company since July 2010 and has served as a director since January 2011. From 1998 to 2010, Mr. Mandelbaum served in various positions at American Greetings Corporation (NYSE: AM), including as Chief Executive Officer of the AG Intellectual Properties group, from 2000 to 2010 and as Senior Vice President of the Sales and Business Development of the AG Interactive group, from 1998 to 2000. Mr. Mandelbaum holds a B.A. in economics from Yeshiva University and an M.B.A. from the Weatherhead School of Management at Case Western Reserve University.

Yacov Kaufman has been the Chief Financial Officer of the Company since November 2005. From 1996 to November 2005, Mr. Kaufman served as the Chief Financial Officer of Acorn Energy Inc. (formerly Data Systems & Software Inc., NASDAQ: ACFN). From 1986 to 1996, Mr. Kaufman served in various positions at dsIT Technologies Ltd., a subsidiary of Acorn, including as its Chief Financial Officer, from 1990 to 1996, and as its comptroller, from 1986 to 1990. From 1993 to 1999, Mr. Kaufman served as a director of Tower Semiconductor Ltd. (NASDAQ: TSEM).  Mr. Kaufman is an Israeli Certified Public Accountant and holds a B.A. in accounting and economics from the Hebrew University of Jerusalem and an M.B.A. in business finance from Bar-Ilan University.

Li Carmel has been the Vice President of Human Resources of the Company since November 2009.  During 2008, Ms. Carmel served as the VP of Human Resources at Surf Communications Ltd.  From 2002 to 2008, Ms. Carmel served as the Human Resources Manager at Radware Ltd. (NASDAQ: RDWR); from 2000 to 2001, she served as the Divisional Human Resources Manager at Nice-Systems Ltd. (NASDAQ and TASE: NICE); and from 1997 to 2000, she served as the Human Resources Recruiter at Orbotech Ltd. (NASDAQ: ORBK).  Ms. Carmel holds a B.A. in Psychology and Philosophy, and an M.B.A, all from Tel-Aviv University.

Limor Gershoni Levy has been the Vice President, General Counsel and Corporate Secretary of the Company since January 2011.  From 2003 to 2010, Ms. Gershoni-Levy served as General Legal Counsel at Veraz Networks Inc., a company which was listed on NASDAQ (VRAZ) prior to its merger in 2010 with Dialogic Inc. (NASDAQ: DLGC). From 2000 to 2003, Ms. Gershoni-Levy served as the General Counsel at Medigate Ltd.  Ms. Gershoni-Levy holds an L.L.B in Law from Essex University, England and an L.L.M. from Tel Aviv University Law School.

Mark Ziering has been the Vice President of Corporate Development of the Company since August 2010. From 1999 to 2008, Mr. Ziering was a partner at Genesis Partners, L.P., a leading Israeli venture capital fund.  From 1993 to 1996, Mr. Ziering served as an analyst at Chemical Bank (predecessor to JP Morgan Chase) and, from 1989 to 1991, at the Federal Reserve Bank of New York.  Mark holds a B.A. from Yeshiva University and an M.B.A. from Yale University.

Yuval Hamudot has been the General Manager of Smilebox Inc. since September 2012. From September 2011 to September 2012, he served as the Chief Operating Officer of Smilebox.  From 2003 to September 2011, Mr. Hamudot served the Company in various positions, including as the Chief Operating Officer from 2010 to 2011, as the Chief Technology Officer from 2007 to 2010, and as a Vice President – Research and Development from 2003 to 2007. From 1994 to 2000, Mr. Hamudot served in the Israeli Defense Force’s top computer unit as a project officer responsible for nationwide projects. Mr. Hamudot holds a B.Sc. in Computer Science from Tel Aviv University and an M.B.A. from Bar-Ilan University.

Ron Harari has been the General Manager of the Incredimail Business division of the Company since May 2011. From 2000 to 2011, Mr. Harari served in various positions at ICQ/AOL (NYSE: AOL) including as the Vice President of Web R&D, Vice President Operations and Vice President Products and Operations. From 2005 to 2007, he served as a member of ICQ/AOL's management team. From 1996 to 2000, Mr. Harari served in various positions at Walla! Communications Ltd. (TASE: WALA). From 1993 to 1995, Mr. Harari served as a Computers & Electronics Buyer in the Mission to the U.S. of the Government of Israel. Mr. Harari currently serves as an Advisory Board Member at Vicomi Ltd.

Tomer Pascal has been the General Manager of the Utilities Business division of the Company since January 2012.  From 2010 to 2012, Mr. Pascal served as the Vice President of Marketing of the Company. In 2005, Mr. Pascal co-founded bp Interactive Technologies Ltd., and from 2005 to 2009, he served as its Vice President of Marketing and Product Management.

There are no family relationships between any of our directors or executive officers.

B.           COMPENSATION

The aggregate direct compensation we paid to our officers as a group (9 persons) for the year ended December 31, 2012, was approximately $3.9 million, which included approximately $0.9 million that was set aside or accrued to provide for pension, retirement, severance or similar benefits. This amount does not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses, and other benefits commonly reimbursed or paid by companies in Israel. We did not pay our officers who also serve as directors any separate compensation for their directorship during 2012.

The aggregate compensation we paid to our directors who are not officers for their services as directors as a group for the year ended December 31, 2012 was approximately $370,000. In addition, our directors are reimbursed for expenses incurred in order to attend board or committee meetings.

In the year ended December 31, 2012, we granted options to purchase 617,500 ordinary shares to our directors and officers, at a weighted average exercise price of $7.18 per share, and the latest expiration date for such options is December 2017. These options were granted under our 2003 Israeli Share Option Plan, as amended, (the "2003 Plan"). As of April 24, 2013, options to purchase 300,000 out of the abovementioned ordinary shares have been forfeited.

Pursuant to the requirements of the Companies Law, remuneration of our directors generally requires shareholder approval. In October 2011, our shareholders approved a compensation package for our non-employee directors (other than our external directors) comprised of an annual fee of $35,000, and all other terms of compensation, which were previously approved by our shareholders, including the annual grant of options to purchase our ordinary shares as approved by our shareholders in July 2009, and reimbursement for travel expenses in accordance with our travel reimbursement policy for directors.  In September 2012, our shareholders approved the re-election of Mr. Avichay Nissenbaum. In addition, the shareholders approved that upon his appointment, Mr. Nissenbaum will receive compensation in the form of the payment of an annual fee of $25,000 and participation fees (per meeting) of $500 per meeting (plus value added tax (“V.A.T.”), if applicable) pursuant to the regulations promulgated under the Companies Law that govern standardized payments to external directors of dual-listed companies. In addition, the shareholders approved an annual grant of options to purchase our ordinary shares pursuant to a grant made to all external directors, as previously approved by our shareholders in July 2009 (see below). Our other external director, Mr. David Jutkowitz was reelected at our 2010 annual general meeting of shareholders, and he receives the same compensation as Mr. Nissenbaum.

In accordance with our shareholders' approval in December 2007, as amended by our shareholders in July 2009, each of our directors who is not an employee of the Company, receives for each year of service, options to purchase 10,000 ordinary shares of the Company (the "Annual Grant"), pursuant to the following terms: (a) the Annual Grant shall be made immediately following the annual meeting of shareholders in the relevant year, commencing with the shareholders meeting held in December 2007; (b) each option shall be exercisable for one ordinary share at an exercise price equal to the closing price of our ordinary shares on the date of the annual meeting of shareholders upon which such option was granted, as reported by the NASDAQ Global Market; (c) the options shall vest in three equal portions on each anniversary of the Annual Grant, commencing with the first anniversary; (d) following termination or expiration of the applicable director's service with the Company, provided that the termination or expiration is not for “cause" (as such term is defined in the 2003 Plan) and not resulting from the director's resignation, the stock options granted to such director shall retain their original expiration dates, and the next upcoming tranche of stock options, of each grant, that are scheduled to vest immediately subsequent to the termination date, if any, shall automatically vest and become exercisable immediately prior to the termination date; and (e) to avoid a possible conflict of interest while discussing a "Change of Control" of the Company (which may result in the termination of the director’s term of office), all unvested options held by the director shall automatically vest and become exercisable upon such "Change of Control" event. "Change of Control" is defined for these purposes as: (i) a merger, acquisition or reorganization of the Company with one or more other entities in which the Company is not the surviving entity, (ii) a sale of all or substantially all of the assets of the Company; (iii) a transaction or a series of related transactions as a result of which more than 50% of the outstanding shares or the voting rights of the Company are held by any party (whether directly or indirectly). Any and all other terms and conditions pertaining to the grant of the options shall be in accordance with, and subject to, the 2003 Plan and our standard option agreement.

See "Item 10.B Memorandum and Articles of Association — Approval of Related Party Transactions" for a discussion of the requirements of Israeli law regarding special approvals for transactions involving directors and officers.

C.           BOARD PRACTICES

Corporate Governance Practices

We are incorporated in Israel and therefore are subject to various corporate governance practices under the Companies Law, relating to such matters as external directors, the audit committee, the internal auditor and approvals of interested party transactions.  These matters are in addition to the ongoing listing conditions of NASDAQ and other relevant provisions of U.S. securities laws.  Under the NASDAQ Listing Rules, a foreign private issuer may generally follow its home country rules of corporate governance in lieu of the comparable NASDAQ requirements, except for certain matters such as composition and responsibilities of the audit committee.  For further information, see “Item 16.G – Corporate Governance.”

NASDAQ Requirements

Under the NASDAQ Listing Rules, a majority of our directors are required to be “independent directors” as defined in the NASDAQ Listing Rules. Six out of the seven members of our board of directors, namely, Messrs. Tamar Gottlieb, Iris Beck, Alan Gelman, David Jutkowitz, Avichay Nissenbaum, and Adi Soffer Teeni, are independent directors under the NASDAQ requirements.

We are also required by the NASDAQ Listing Rules to have an audit committee, all of whose members must satisfy certain independence requirements.

The NASDAQ Listing Rules require that director nominees be selected or recommended for the board’s selection either by a committee composed solely of independent directors or by a majority of the independent directors on the board. We have a nominating and governance committee, composed solely of independent directors.

See Item "16.G – Corporate Governance" for exemptions that we have taken from certain NASDAQ Listing Rule requirements.

Israeli Companies Law

Board of Directors

According to the Companies Law and our articles of association, our board of directors is responsible, among other things, for:

•	establishing our policies and overseeing the performance and activities of our chief executive officer;

•	convening shareholders’ meetings;

•	approving our financial statements;

•	determining our plans of action, principles for funding them and the priorities among them, our organizational structure and examining our financial status; and

•	issuing securities and distributing dividends.

Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders. Our board of directors also appoints and may remove our chief executive officer and may appoint or remove other executive officers, subject to any rights that the executive officers may have under their employment agreements.

Our board of directors currently consists of seven directors, two of whom qualify as "external directors" under Israeli law and have also been determined by our board of directors to qualify as "independent" for the purpose of the NASDAQ Listing Rules. Other than external directors, who are subject to special election requirements under Israeli law, our directors are elected in three staggered classes by the vote of a majority of the ordinary shares present and entitled to vote at meetings of our shareholders at which directors are elected. The members of only one staggered class will be elected at each annual meeting for a three-year term, so that the regular term of only one class of directors expires annually. Our annual meeting of shareholders is required to be held at least once during every calendar year and not more than fifteen months after the last preceding meeting. At our 2012 annual meeting of shareholders, held on September 27, 2012, Ms. Tamar Gottlieb was reelected as a director for an additional three-year term and Ms. Adi Soffer Teeni was elected as a director for an initial three-year term. At our 2011 annual meeting of shareholders, held on October 27, 2011, Ms. Iris Beck was elected as a director for an initial three-year term. At our 2010 annual meeting of shareholders, held on January 6, 2011, Mr. Josef Mandelbaum was elected as a director for an initial three-year term. The external directors are not assigned to a class and are elected in accordance with the Companies Law. On September 27, 2012, Mr. Avichay Nissenbaum was reelected to serve as an external director for a second three-year term. At our 2010 annual meeting of shareholders, held on January 6, 2011, Mr. David Jutkowitz was reelected to serve as an external director for a second three-year term. In August 2011 our board of directors appointed Mr. Alan Gelman as a director, to fill a vacancy.  Mr. Gelman was appointed to serve as a director until the 2013 annual meeting of shareholders, and the election of his successor.

If the number of directors constituting our board of directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, but in no case will a decrease in the number of directors constituting our board of directors reduce the term of any then current director.

Our board of directors may appoint any other person as a director, whether to fill a vacancy or as an addition to the then current number of directors, provided that the total number of directors shall not at any time exceed seven directors. Any director so appointed shall hold office until the annual meeting of shareholders at which the term of his class expires, unless otherwise determined by our board of directors. There is no limitation on the number of terms that a non-external director may serve.

Shareholders may remove a non-external director from office by a resolution passed at a meeting of shareholders by a vote of the holders of more than two-thirds of our voting power.

A resolution proposed at any meeting of our board of directors is deemed adopted if approved by a majority of the directors present and voting on the matter.  Under the Companies Law, our board of directors must determine the minimum number of directors having financial and accounting expertise, as defined in the regulations that our board of directors should have. In determining the number of directors required to have such expertise, the board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our board of directors has determined that we require at least one director with the requisite financial and accounting expertise and that Mr. David Jutkowitz has such expertise.

Under the Companies Law, the chairman of the board of a company is not permitted to hold another position in the company or a subsidiary thereof other than chairman or director of a subsidiary or, if approved by a special majority of shareholders, chief executive officer of the company.

External Directors

Under the Companies Law, Israeli companies whose shares have been offered to the public in or outside of Israel are required to appoint at least two individuals to serve as external directors. Our external directors under the Companies Law are Mr. Avichay Nissenbaum, whose second three-year term commenced on September 27, 2012, and Mr. David Jutkowitz, whose second three-year term commenced on January 6, 2011.

Each committee of a company's board of directors that is authorized to exercise any powers of the board of directors is required to include at least one external director. The audit committee and the compensation committee must include all the external directors.

External directors are required to possess professional qualifications as set out in regulations promulgated under the Companies Law. Any individual who is eligible to be appointed as a director may be appointed as an external director, provided that such person, such person’s relative, partner, employer or any entity under the person’s control does not have at the date of appointment, or has not had during the two years preceding the date of appointment, any affiliation with

•	the company;

•	a controlling shareholder of the company or a relative thereof; or

•	any entity controlled by the company or by its controlling shareholder on the date of the appointment or during the two years preceding such date.

The term affiliation means any of:

•	an employment relationship;

•	a business or professional relationship that is not negligible;

•	control; and

•	service as an office holder.

No person can serve as an external director if the person’s position or other business creates or may create a conflict of interest with the person’s responsibilities as an external director, or if it may adversely affect his ability to serve as a director. Until the lapse of two years from termination of office, a company or its controlling shareholder may not employ or give any direct or indirect benefit to the former external director.

If at the time any external director is appointed, all members of the board are the same gender, then the external director to be appointed must be of the other gender.

External directors are elected by a majority vote at a shareholders’ meeting, as long as either:

•	the majority of shares voted on the matter, including at least a majority of the shares of non-controlling shareholders voted on the matter, vote in favor of election; or

•
the total number of shares of non-controlling shareholders voted against the election of the external director does not exceed two percent of the aggregate voting rights in the company.

The initial term of an external director is three years and such director may be reappointed for up to two additional three-year terms. Thereafter, he or she may be reelected by our shareholders for additional periods of up to three years each only if the audit committee and the board of directors confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period is beneficial to us. Reelection of an external director may be effected through one of the following mechanisms: (1) the board of directors proposed the reelection of the nominee and the election was approved by the shareholders by the majority required to appoint external directors for their initial term; or (2) a shareholder holding 1% or more of the voting rights proposed the reelection of the nominee, and the reelection is approved by a majority of the votes cast by the shareholders of the company, excluding the votes of controlling shareholders and those who have a personal interest in the matter as a result of their relations with the controlling shareholders, provided that the aggregate votes cast in favor of the reelection by such non-excluded shareholders constitute more than 2% of the voting rights in the company. An external director may be removed only in a general meeting, by the same percentage of shareholders as is required for electing an external director, or by a court, and in both cases only if the external director ceases to meet the statutory qualifications for appointment or if he or she has violated the duty of loyalty to us.

In the event of a vacancy created by an external director, our board of directors is required under the Companies Law to call a shareholders’ meeting to appoint a new external director as soon as practicable.

An external director is entitled to compensation as provided in regulations under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly from us. We do not have, nor do our subsidiaries have, any directors’ service contracts granting to the directors any benefits upon termination of their service in their capacity as directors.

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation committee, an investment committee and a nominating and governance committee.

Audit Committee

Our audit committee is comprised of Mr. David Jutkowitz, Mr. Avichay Nissenbaum and Mr. Alan Gelman, and operates pursuant to a written charter. Mr. Jutkowitz serves as the chairperson of the audit committee.

NASDAQ Requirements

Under the listing requirements of the NASDAQ Stock Market, a foreign private issuer is required to maintain an audit committee that has certain responsibilities and authority. The NASDAQ Listing Rules require that all members of the audit committee must satisfy certain independence requirements. We have adopted an audit committee charter as required by the NASDAQ Listing Rules. Our audit committee assists the board of directors in fulfilling its responsibility for oversight of the quality and integrity of our accounting, auditing and financial reporting practices and financial statements. Our audit committee is also responsible for the establishment of policies and procedures for review and pre-approval by the committee of all audit services and permissible non-audit services to be performed by our independent auditor, in order to ensure that such services do not impair our auditor’s independence. For more information see Item "16.C – Principal Accountant Fees and Services." Under the NASDAQ Listing Rules, the approval of the audit committee is also required to effect related-party transactions that would be required to be disclosed in our annual report.

Companies Law Requirements

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

Compensation Committee

Our compensation committee is authorized to, among other things, review, approve and recommend to our board of directors base salaries, incentive bonuses, including the specific goals and amounts, stock option grants, employment agreements, and any other benefits, compensation or arrangements of our executive officers and directors.  Under a recent amendment to the Companies Law, our  compensation committee must be comprised of at least three directors, include all of the external directors, its other members must satisfy certain independence standards under the Companies Law, and the chairman is required to be an external director. In addition, pursuant to the amendment, our compensation committee is required to propose for shareholder approval by a special majority, a policy governing the compensation of office holders based on specified criteria, to review, from time to time, modifications to the compensation policy and examine its implementation; to approve the actual compensation terms of office holders prior to approval thereof by the board of directors; and to resolve whether to exempt the compensation terms of a candidate for chief executive officer from shareholder approval. Our compensation committee also oversees the administration of our equity based plan.

Our compensation committee consists of Messrs. David Jutkowitz, the chairman of our compensation committee, Ms. Iris Beck and Mr. Avichay Nissenbaum, all of whom satisfy the respective “independence” requirements of the Companies Law, SEC and NASDAQ Listing Rules for compensation committee members. Our compensation committee meets at least once each quarter, with additional special meetings scheduled when required.

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

Nominating and Governance Committee

Our nominating and governance committee is comprised of Tamar Gottlieb and David Jutkowitz, and operates pursuant to a written charter. It is responsible for making recommendations to the board of directors regarding candidates for directorships and the size and composition of the board. In addition, the committee is responsible for overseeing our corporate governance guidelines and reporting and making recommendations to the board concerning corporate governance matters. Under the Companies Law, the nominations for director are generally made by our directors but may be made by one or more of our shareholders. However, any shareholder or shareholders holding at least 5% of the voting rights in our issued share capital may nominate one or more persons for election as directors at a general meeting only if a written notice of such shareholder’s intent to make such nomination or nominations has been given to our secretary and each such notice sets forth all the details and information as required to be provided under our articles of association.

Internal Auditor

Under the Companies Law, the board of directors of a public company must appoint an internal auditor nominated in accordance with the audit committee’s recommendation. The role of the internal auditor is to examine whether a company’s actions comply with the law and proper business procedure. The internal auditor may be an employee of the company employed specifically to perform internal audit functions but may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of the company’s independent accounting firm or its representative. The Companies Law defines an interested party as a substantial shareholder of 5% or more of the shares or voting rights of a company, any person or entity that has the right to nominate or appoint at least one director or the general manager of the company or any person who serves as a director or as the general manager of a company. The internal auditor’s term of office shall not be terminated without his or her consent, nor shall he or she be suspended from such position unless the board of directors has so resolved after hearing the opinion of the audit committee and after giving him or her a reasonable opportunity to present his or her position to the board and to the audit committee. Mr. Yuli Yardeni of the accounting firm of Yardeni-Gelfand is our internal auditor.

Certain Employment Agreements with Officers

Mr. Josef Mandelbaum has been our Chief Executive Officer since July 2010 and has served as a director since January 2011.  Effective July 6, 2010, we entered into an employment agreement with Mr. Mandelbaum, with respect to his services as our Chief Executive Officer (the "CEO Agreement"). The CEO Agreement does not provide for a specified term and may be terminated by either party upon 180 days' prior notice. The CEO Agreement provides for a one-time grant of options upon commencement of employment and an annual grant of options thereafter, the terms of which are substantially in accordance with the 2003 Plan and as is customary in the Company. However, the vesting of the one-time grant of options is also subject to our share price reaching a strike price higher than the market price at the time of grant. Upon termination by us of the employment of Mr. Mandelbaum, other than for "cause" (as defined in the CEO Agreement), we are required to continue to pay Mr. Mandelbaum his salary, benefits and bonus until the end of the 180 day notice period. However, we will have the option to pay Mr. Mandelbaum a lump sum equal to all amounts due as of the notice date. As required by Israeli law, we will also remit severance payment to Mr. Mandelbaum in an amount equal to one month’s salary for each year of employment with us following the first year of employment (and a pro rata portion of such monthly salary for each portion of a year of employment following the first year of employment). Such amount of severance payment will be remitted to the executive even if he voluntarily terminates his employment with us. In the event that we terminate the employment of Mr. Mandelbaum for "cause," (as defined in the CEO Agreement), we will not be required to give prior notice and/or to pay the executive severance payment, except for the payments required by Israeli law. In the event that Mr. Mandelbaum resigns without giving the required notice period, we may deduct from the money that we owe Mr. Mandelbaum, including wages, an amount equal to the compensation Mr. Mandelbaum would have been entitled had he worked during the notice period. With regard to the options previously granted, and not yet exercised, in the event that Mr. Mandelbaum resigns: (i) his vested options will be exercisable for one (1) year from the termination date (as such term is defined in the 2003 Plan); and (ii) the amount of unvested options equal to the pro rata options (as such term is defined in Mr. Mandelbaum's option agreement) shall become vested. In the event that Mr. Mandelbaum's employment is terminated by us without “cause” (as defined in the 2003 Plan) (i) vested options will be exercisable until the expiration date (as such term is defined in Mr. Mandelbaum's option agreement) and (ii) the amount of unvested options equal to the pro rata options shall become vested.

Mr. Mandelbaum has agreed not to compete with us during the term of the CEO Agreement and for a period of 180 days thereafter. The CEO Agreement also contains customary confidentiality and intellectual property assignment provisions.

We also have employment agreements with our other executive officers. These agreements do not contain any change of control provisions and otherwise contain salary, benefit and non-competition provisions that we believe to be customary in our industry.

D.           EMPLOYEES

As of December 31, 2012 we had 208 employees. The breakdown of our employees by department and fiscal period is as follows:

	December 31,
	2010	2011	2012
Management and administration	21	24	30
Support	14	14	11
Research and development	54	69	117
Selling and marketing	18	32	50
Total	107	139	208

As of December 31, 2012, 159 of our employees were located in Israel, and 49 employees were located in the United States. In Israel we are subject to certain labor statutes and national labor court precedent rulings, as well as to some provisions of the collective bargaining agreement between the Histadrut, which is the General Federation of Labor in Israel, and the Coordination Bureau of Economic Organizations, including the Industrialist’s Association of Israel. These provisions of collective bargaining agreements apply to our Israeli employees by virtue of extension orders issued in accordance with relevant labor laws by the Israeli Ministry of Industry, Trade and Labor, and which apply such agreement provisions to our employees even though they are not directly part of a union that has signed a collective bargaining agreement. The laws and labor court rulings that apply to our employees principally concern minimum wage laws, procedures for dismissing employees, determination of severance pay, leaves of absence (such as annual vacation or maternity leave), sick pay and other conditions for employment. The extension orders which apply to our employees principally concern the requirement for the length of the workday and the work-week, annual recuperation pay and commuting expenses, compensation for working on the day before and after a holiday and payments to pension funds and other conditions for employment. Furthermore, these provisions provide that the wages of most of our employees are adjusted automatically. The amount and frequency of these adjustments are modified from time to time. Additionally, we are required to insure all of our employees by a comprehensive pension plan or a managers' insurance according to the terms and the rates detailed in the order. In addition, Israeli law determines minimum wages for workers, minimum paid leave or vacation, sick leave, working hours and days of rest, insurance for work-related accidents, determination of severance pay, the duty to give notice of dismissal or resignation and other conditions of employment. In addition, certain laws prohibit or limit the employer’s ability to dismiss its employees in special circumstances. We have never experienced a work stoppage, and we believe our relations with our employees are good.

Israeli law generally requires the payment of severance by employers upon the retirement or death of an employee or upon termination of employment by the employer or, in certain circumstances, by the employee. The Company’s agreements with employees in Israel, joining the Company since February 2, 2008, are in accordance with section 14 of the Severance Pay Law -1963, whereas, the Company’s contributions for severance pay shall be instead of its severance liability. Upon contribution of the full amount from the employee’s monthly salary, and release of the policy to the employee, no additional calculations shall be conducted between the parties regarding the matter of severance pay and no additional payments shall be made by the Company to the employee. Further, the related obligation and amounts deposits on behalf of such obligation are not stated on the balance sheet, as they are legally released from obligation to employees once the deposit amounts have been paid.

We currently fund most of our ongoing severance obligations through insurance policies. As of December 31, 2012, our net accrued unfunded severance obligations totaled $0.4 million.

Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which covers, amongst other benefits, payments for state retirement benefits and survivor benefits, (similar to the United States Social Security Administration) as well as state unemployment benefits. These amounts also include payments for national health insurance. The payments to the National Insurance Institute can equal up to approximately 18.5% of wages subject to a cap if an employee’s monthly wages exceed a specified amount, of which the employee contributes approximately 12% and the employer contributes approximately 6.5%.

E.           SHARE OWNERSHIP

Security Ownership of Directors and Executive Officers

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of April 24, 2013 by all of our directors and executive officers as a group and by each officer and director who beneficially owns 1% or more of our outstanding ordinary shares.

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

Except as indicated in the footnotes to this table, each shareholder in the table has sole voting and investment power for the shares shown as beneficially owned by them. Percentage ownership is based on 12,093,699 ordinary shares outstanding as of April 24, 2013.

Name	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Outstanding
Josef Mandelbaum (1)	330,833	2.7%
Yacov Kaufman (2)	141,167	1.2%
All directors and officers as a group (14 persons) (3)	768,867	6.0%
____________________________

(1)
Represents options to purchase 300,000 ordinary shares at an exercise price of $4.38 per share, which expire on July 5, 2015, 20,000 ordinary shares at an exercise price of $7.50, which expire on January 19, 2016 and 10,833 ordinary shares at an exercise price of $4.04, which expire on January 1, 2017.

(2)
Includes options to purchase, 30,000 ordinary shares at an exercise price of $3.51 per share, which expire on May 28, 2013, 20,000 ordinary shares at an exercise price of $6.75 per share, which expire on August 5, 2014, 50,000 ordinary shares at an exercise price of $5.94, which expire on November 1, 2015, 16,666 at an exercise price of $7.50 per share, which expire on January 19, 2016 and 7,500 ordinary shares at an exercise price of $4.04, which expire on January 1, 2017.

(3)	Includes options to purchase 709,167 ordinary shares, exercisable within 60 days of this Annual Report.

Employee Benefit Plans

The 2003 Israeli Share Option Plan, as amended, (the "2003 Plan"), our current equity incentive plan, was adopted in 2003, providing certain tax benefits in connection with share-based compensation. The term of the 2003 Plan will expire on December 9, 2022.  Please also see Note 11 to our consolidated financial statements included in this annual report for information on the options issued under the 2003 Plan.

Under the 2003 Plan, we may grant to our directors, officers, employees, consultants, advisers, service providers and controlling shareholders options to purchase our ordinary shares.  As of December 31, 2012 a total of 4,368,000 ordinary shares are subject to the 2003 Plan. As of April 24, 2013, options to purchase a total of 2,341,594 ordinary shares were outstanding under our 2003 Plan, of which options to purchase a total of 1,414,127 ordinary shares were held by our directors and officers (14 persons) as a group. The outstanding options are exercisable at purchase prices which range from $2.30 to $9.98 per share. Any expired or cancelled options are available for reissuance under the 2003 Plan.

Our Israeli employees, officers and directors may only be granted options under Section 102 ("Section 102") of the Israeli Income Tax Ordinance (the "Tax Ordinance"), which provides for a beneficial tax treatment, and our non-employees (such as service providers, consultants and advisers) and controlling shareholders may only be granted options under another section of the Tax Ordinance, which does not provide for similar tax benefits. To be eligible for tax benefits under Section 102, options or ordinary shares must be issued through a trustee, and if held by the trustee for the minimum required period, the employees and directors are entitled to defer any taxable event with respect to the options until the earlier of (i) the transfer of the options or underlying shares from the trustee to the employee or director or (ii) the sale of the options or underlying shares to any other third party. Our board of directors has resolved to elect the “Capital Gains Route” (under Section 102) for the grant of options to Israeli grantees. Based on such election, and subject to the fulfillment of the provisions of Section 102, under the Capital Gains Route, gains realized from the sale of shares issued upon exercise of options will mostly be taxed at a rate of only 25% and partially at the marginal income tax rate applicable to the employee or director (up to 48% in 2012), provided the trustee holds their options or the underlying shares for 24 months following the date of grant of such options. In the event the requirements of Section 102 for the allocation of options according to the Capital Gains Route are not met, the applicable marginal income tax rates will apply.

The tax treatment with respect to options granted to employees and directors under the 2003 Plan is the result of our election of the Capital Gains Route under Section 102. Section 102 also provides for an income tax track, under which, among other things, the benefit to the employees will be taxed as income, the issuer will be allowed to recognize expenses for tax purposes, and the minimum holding period for the trustee will be 12 months from the date upon which such options are granted.

Our board of directors has determined that it is in our best interests to allow our employees in the United States to participate in our stock option plans for employees. According to the laws in the United States (particularly the U.S. Internal Revenue Code of 1986, as amended (the "Code")) in order for a grant of options to qualify as an “incentive stock option” it must, amongst other requirements, be granted pursuant to a plan which is approved by the stockholders of the granting corporation within 12 months before or after the date such plan is adopted. Therefore, the board of directors has resolved to seek shareholder approval for the adoption of an amendment for U.S. taxpayers to the 2003 Plan (the "U.S. Appendix"), for the award of options to purchase our ordinary shares under the 2003 Plan, all of which may be issued under the U.S. Appendix pursuant to "incentive stock options" within the meaning of the Code. In our annual shareholders meeting, held on October 27, 2011, the 2003 Plan was amended to adopt the U.S. Appendix for U.S taxpayers.

Our board of directors has the authority to administer, and to grant options, under the 2003 Plan. However, the compensation committee appointed by the board provides recommendations to the board with respect to the administration of the plan and also has full power to alter any restrictions and conditions of the options, accelerate the rights of an optionee to exercise options and determine the exercise price of the options. Generally, options granted under the 2003 Plan vest in three equal portions on each anniversary of the date of grant.

The 2003 Plan does not provide for any other acceleration of the vesting period upon the occurrence of certain corporate transactions. However, our board of directors or compensation committee may provide in individual option agreements that if the options are not substituted or exchanged by a successor company, then the vesting of the options shall accelerate.

Adjustments to the number of options or exercise price shall not be made by reason of the distribution of subscription rights (rights offering) on outstanding shares.

In December 2012, our board of directors adopted a compensation policy for employees of the Company according to which the eligibility of employees for option grants under the 2003 Plan was established. Such compensation policy also sets forth guidelines regarding employee salaries and bonuses, for non-executive employees.

See "Item 6.B Compensation" for a description of options granted under the 2003 Plan to our directors.

ITEM 7.                  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           MAJOR SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of April 24, 2013 by each person or group of affiliated persons that we know beneficially owns more than 5% of our outstanding ordinary shares. Other than with respect to our directors and officers, we have relied on public filings with the SEC.

Beneficial ownership of shares is determined in accordance with the Exchange Act and the rules promulgated thereunder, and generally includes any shares over which a person exercises sole or shared voting or investment power. Ordinary shares that are issuable upon the exercise of warrants or stock options that are presently exercisable or exercisable within 60 days of a specified date are deemed to be outstanding and beneficially owned by the person holding the stock options or warrants for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Except as indicated in the footnotes to this table, to our knowledge, each shareholder in the table has sole voting and investment power for the shares shown as beneficially owned by such shareholder. Our major shareholders do not have different voting rights than our other shareholders.

Name	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Outstanding (1)
Holine Finance Ltd.(2)	1,109,732	9.2%
____________________________

(1)	Based upon 12,093,699 ordinary shares outstanding as of April 24, 2013.

(2)	Based solely upon, and qualified in its entirety with reference to, a Schedule 13G/A filed with the SEC on December 10, 2012, by Holine Finance Ltd.

On September 9, 2009, Sprott Asset Management LP ("Sprott") filed a Schedule 13G reporting the beneficial ownership of 462,912, or 5.1%, of our ordinary shares.  On January 8, 2010, Sprott filed a Schedule 13G/A reporting that it had beneficial ownership of 417,912, or 4.6%, of our ordinary shares and therefore it had ceased to be the beneficial owner of more than 5% of our outstanding shares.

On January 16, 2010, Yaron Adler filed a Schedule 13G/A reporting that he had beneficial ownership of 914,562, or 9.5%, of our ordinary shares.  On February 7, 2013, Yaron Adler filed a Schedule 13G/A reporting that he had beneficial ownership of 496,453, or 4.1%, of our ordinary shares and therefore he had ceased to be the beneficial owner of more than 5% of our outstanding shares.

On February 3, 2011, Ofer Adler filed a Schedule 13D/A reporting that had beneficial ownership of 704,456, or 6.98%, of our ordinary shares.  On December 5, 2012, Ofer Adler filed a Schedule 13D/A reporting that he had beneficial ownership of 480,746, or 3.98%, of our ordinary shares and therefore he had ceased to be the beneficial owner of more than 5% of our outstanding shares.

On October 4, 2012, CCM Master Qualified Fund, Ltd. ("CCM"), Coghill Capital Management, L.L.C ("Coghill LLC") and Mr. Clint Coghill jointly filed a Schedule 13G reporting the beneficial ownership of 496,772, or 5.01%, of our ordinary shares.  Mr. Coghill is the managing member of Coghill LLC, an entity which serves as the investment manager of CCM.  On February 14, 2013, CCM, Coghill LLC and Mr. Coghill jointly filed a Schedule 13G/A reporting the beneficial ownership of 567,616, or 4.72%, of our ordinary shares and therefore they had ceased to be the beneficial owners of more than 5% of our outstanding shares.

On November 9, 2012, Globis Capital Partners, L.P., ("Globis Partners"), Globis Capital Advisors, L.L.C., ("Globis Advisors"), Globis Overseas Fund, Ltd., ("Globis Overseas"), Globis Capital Management, L.P., (the "Investment Manager"), Globis Capital, L.L.C., ("GC"), and Mr. Paul Packer ("Mr. Packer", and together with Globis Partners, Globis Advisors, Globis Overseas, the Investment Manager and GC, the "Globis Reporting Persons") jointly filed a Schedule 13G relating to the beneficial ownership of a total of 535,617, or 5.3%, of our ordinary shares.  Globis Advisors serves as the general partner of Globis Partners. The Investment Manager serves as the investment manager to, and has investment discretion over the securities held by, Globis Partners and Globis Overseas.  GC serves as the general partner of the Investment Manager.  Mr. Packer is the Managing Member of Globis Advisors and GC.  Each of Globis Partners and Globis Advisors reported beneficial ownership of 465,097, or 4.6%, of our ordinary shares.  Globis Overseas reported beneficial ownership of 70,520, or 0.7%, of our ordinary shares.  Each of the Investment Manager, GC and Mr. Packer reported beneficial ownership of 535,617, or 5.3%, of our ordinary shares.  On February 14, 2013, the Globis Reporting Persons jointly filed a Schedule 13G/A relating to the beneficial ownership of a total of 519,050, or 4.3%, of our ordinary shares and therefore reporting ceasing to be the beneficial owners of more than 5% of our outstanding shares.

To our knowledge, as of April 24, 2013, we had 8  shareholders of record of which 3 (including the Depository Trust Company) were registered with addresses in the United States. These U.S. holders were, as of such date, the holders of record of approximately 82% of our outstanding shares, including shares held through the Depository Trust Company.

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

ITEM 8.                 FINANCIAL INFORMATION

A.           CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Our audited consolidated financial statements for the year ended December 31, 2012 are included in this annual report pursuant to Item 18.

Legal Proceedings

We are not aware of any legal proceedings the outcome of which would have a significant impact on the Company's financial condition.

Policy on Dividend Distribution

In November 2010 we announced that as we are focusing on growth and intend to utilize our cash and investments to achieve that growth. Accordingly we decided to change our dividend policy to no longer distribute dividends.

All of the ordinary shares of the Company are entitled to an equal share in any dividends declared and paid.

Buyback Plan

On January 23, 2008 we announced that our board of directors had resolved to adopt a share buyback plan, and on March 25, 2009, we announced that we had elected to continue with the second phase of this plan that authorizes the purchase of up to an additional $1 million of our ordinary shares. The last repurchase of shares occurred in March 2009.  We have repurchased a total of 346,019 ordinary shares in open market transactions under the buyback plan.

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

ITEM 9.                  THE OFFER AND LISTING

A.           OFFER AND LISTING DETAILS

Our ordinary shares have been listed on the NASDAQ Capital Market from January 31, 2006 to June 26, 2007, and on the NASDAQ Global Market since June 27, 2007, under the symbol "MAIL", and since November 10, 2011, under the symbol “PERI”. Our ordinary shares commenced trading on the Tel Aviv Stock Exchange on December 4, 2007 under the symbol "EMAIL", and since November 16, 2011, under the symbol “PERION”.

The following table shows, for the periods indicated, the high and low market prices of our ordinary shares as reported on the NASDAQ and the TASE.:

	NASDAQ Global Market		Tel Aviv Stock Exchange
	High ($)	Low ($)	High ($)	Low ($)
Five most recent full financial years
2012	10.50	3.68	10.45	3.85
2011	8.25	3.45	8.20	3.41
2010	10.75	3.85	10.96	4.04
2009	10.89	2.30	10.46	2.48
2008	5.58	1.86	5.28	2.00
Financial quarters during the past two recent full financial years and any subsequent period
First Quarter 2013	13.10	8.19	12.79	8.21
Fourth Quarter 2012	10.50	6.66	10.45	6.65
Third Quarter 2012	7.68	4.04	7.38	4.16
Second Quarter 2012	5.20	3.68	5.13	3.81
First Quarter 2012	5.59	3.90	5.59	3.85
Fourth Quarter 2011	5.87	3.45	5.65	3.41
Third Quarter 2011	7.96	4.50	7.77	4.67
Second Quarter 2011	8.25	6.57	7.92	6.44
First Quarter 2011	8.10	6.85	8.20	6.59
Most recent six months
April 2013 (through April 24)	11.98	9.53	12.08	9.57
March 2013	10.39	8.19	10.06	8.21
February 2013	10.84	8.56	10.48	8.74
January 2013	13.10	9.01	12.79	8.87
December 2012	10.50	8.38	10.45	8.61
November 2012	10.15	7.45	10.31	7.56
October 2012	7.48	6.66	7.85	6.65

* Since our listing on the Tel Aviv Stock Exchange on December 4, 2007.

The closing prices of our ordinary shares, as reported on the NASDAQ and on the TASE on April 24, 2013, were $11.79 and NIS 41.64 (equal to $11.51 based on the exchange rate between the NIS and the dollar, as quoted by the Bank of Israel on April 24, 2013), respectively.

B.            PLAN OF DISTRIBUTION

Not applicable.

C.            MARKETS

Our ordinary shares are quoted on the NASDAQ Global Market under the symbol "PERI", and on the Tel Aviv Stock Exchange under the symbol "PERION".

D.            SELLING SHAREHOLDERS

Not applicable.

E.            DILUTION

                Not applicable.

F.            EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.               ADDITIONAL INFORMATION

A.            SHARE CAPITAL

Not applicable

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

Under the Companies Law, an annual meeting of our shareholders should be held once every calendar year, but no later than 15 months from the date of the previous annual meeting. The quorum required under our articles of association for a general meeting of shareholders consists of at least two shareholders present in person or by proxy holding in the aggregate at least 33 1/3% of the voting power. According to our articles of association a meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the chairperson of the board of directors designates in a notice to the shareholders with the consent of the holders of the majority voting power represented at the meeting voting on the question of adjournment. In the event of a lack of quorum in a meeting convened upon the request of shareholders, the meeting shall be dissolved. At the adjourned meeting, if a legal quorum is not present after 30 minutes from the time specified for the commencement of the adjourned meeting, then the meeting shall take place regardless of the number of members present and in such event the required quorum shall consist of any number of shareholders present in person or by proxy.

Our board of directors may, in its discretion, convene additional meetings as "special general meetings." Special general meetings may also be convened upon shareholder request in accordance with the Companies Law and our articles of association. The chairperson of our board of directors presides at each of our general meetings. The chairperson of the board of directors is not entitled to a vote at a general meeting in his capacity as chairperson.

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

Notices

Under the Companies Law, shareholders’ meetings generally require prior notice of at least 21 days, or 35 days if the meeting is adjourned for the purpose of voting on any of the following matters:

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

Approval of Related Party Transactions

Office Holders

The Companies Law codifies the fiduciary duties that office holders owe to a company. An office holder is defined in the Companies Law as any general manager, chief business manager, deputy general manager, vice general manager, or any other person assuming the responsibilities of any of these positions regardless of that person’s title, as well as a director, or a manager directly subordinate to the general manager. Each person listed in the table under "Management — Executive Officers and Directors" is an office holder under the Companies Law.

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

Compensation. A recent amendment to the Companies Law imposes new approval requirements for the compensation of office holders. Every Israeli public company must adopt a compensation policy, recommended by the compensation committee, and approved by the board of directors and the shareholders, in that order, no later than September 2013. The shareholder approval requires a majority of the votes cast by shareholders, excluding any controlling shareholder and those who have a personal interest in the matter (similar to the threshold described below under " – Shareholders"). In general, all office holders’ terms of compensation – including fixed remuneration, bonuses, equity compensation, retirement or termination payments, indemnification, liability insurance and the grant of an exemption from liability – must comply with the company's compensation policy. In addition, the compensation terms of directors, the chief executive officer, and any employee or service provider who is considered a controlling shareholder must be approved separately by the compensation committee, the board of directors and the shareholders of the company (by the same majority noted above), in that order. The compensation terms of other officers require the approval of the compensation committee and the board of directors.

Disclosure of personal interest. The Companies Law requires that an office holder promptly disclose to the company any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. "Personal interest", as defined by the Companies Law, includes a personal interest of any person in an act or transaction of the company, including a personal interest of his relative and of a corporate body in which that person or a relative of that person is a 5% or greater shareholder, a holder of 5% or more of a company’s outstanding shares or voting rights, a director or general manager, or in which he or she has the right to appoint at least one director or the general manager, including a personal interest in voting on the basis of a power of attorney that was given to a person by another person even if that other person has no personal interest, and also a vote by a person who got a power of attorney to vote on behalf of a person who do have a personal interest, in the vote in question, all whether the one who votes has a discretion as to how to vote or not. "Personal interest" does not apply to a personal interest stemming merely from the fact that the office holder is also a shareholder in the company.

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

Approvals. The Companies Law provides that a transaction with an office holder or a transaction in which an office holder has a personal interest may not be approved if it is adverse to the company’s interest. In addition, such a transaction generally requires board approval, unless the transaction is an extraordinary transaction, in which case it requires audit committee approval prior to the approval of the board of directors. A person, including a director, who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee may not attend that meeting or vote on that matter; however, an office holder who has a personal interest in a transaction may be present during the presentation of the matter if the board or committee chairman determined that such presence is necessary for the presentation of the matter. A director with a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee may attend that meeting or vote on that matter if a majority of the board of directors or the audit committee also has a personal interest in the matter; however, in that situation, shareholder approval is also required.

Shareholders

The Companies Law imposes the same disclosure requirements, as described above, on a controlling shareholder of a public company that it imposes on an office holder. For these purposes, a controlling shareholder is any shareholder that has the ability to direct the company’s actions, including any shareholder holding 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company. The shareholdings of two or more shareholders with a personal interest in the approval of the same transaction are aggregated for this purpose.

Approval of the audit committee, the board of directors and our shareholders is required for extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest.

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

Anti-Takeover Provisions; Mergers and Acquisitions

Merger. The Companies Law permits merger transactions with the approval of each party’s board of directors and shareholders.

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

Under the Companies Law, a person may not purchase shares of a public company if, following the purchase of shares, the purchaser would hold more than 90% of the company’s shares, unless the purchaser makes a tender offer to purchase all of the target company’s shares. If, as a result of the tender offer, the purchaser would hold more than 95% of the company’s shares and more than half of the offerees that have no personal interest have accepted the offer, the ownership of the remaining shares will be transferred to the purchaser. Alternatively, the purchaser will be able to purchase all shares if the percentage of the offerees that did not accept the offer constitute less than 2% of the company’s shares. If the purchaser is unable to purchase 95% or more of the company’s shares, the purchaser may not own more than 90% of the shares of the target company.

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

Exculpation, Indemnification and Insurance of Directors and Officers

Our articles of association allow us to indemnify, exculpate and insure our office holders, which includes our directors, to the fullest extent permitted by the Companies Law (other than with respect to certain expenses in connection with administrative enforcement proceedings under the Israeli Securities Law), provided that procuring this insurance or providing this indemnification or exculpation is duly approved by the requisite corporate bodies (as described above under "Related Party Transactions—Compensation").

Under the Companies Law, a company may indemnify an office holder in respect of some liabilities, either in advance of an event or following an event. If a company undertakes to indemnify an office holder in advance against monetary liability incurred in his or her capacity as an office holder, whether imposed in favor of another person pursuant to a judgment, a settlement or an arbitrator’s award approved by a court, the indemnification must be limited to foreseeable events in light of the company’s actual activities at the time of the indemnification undertaking and to a specific sum or a reasonable criterion under such circumstances, as determined by the board of directors.

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

A company may, in advance only, exculpate an office holder for a breach of the duty of care, except in connection with a distribution of dividends or a repurchase of the company’s securities. A company may not exculpate an office holder from a breach of the duty of loyalty towards the company.

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

C.           MATERIAL CONTRACTS

Search revenues powered by Google’s AdSense for Search program contribute significantly to our revenues. In 2012, we obtained approximately 63% of our revenues from this source. On January 31, 2013, we signed an amendment to our agreement with Google extending the term of the agreement to May 31 2013, to coincide with the expiration date of the agreement between SweetIM and Google. On April 23, 2013, we entered into a new agreement with Google, effective from May 1, 2013 to April 30, 2015. The new agreement combines the activities of Perion and SweetIM into one agreement and replaces both of the existing agreements with Google. Our agreement with Google relates to our participation in Google's AdSense program, which allows us to receive a portion of the amount paid to Google by advertisers for the activity performed through our applications. The new agreement, as in past agreements, enables termination by either side after one year with 90 days notice. In addition, Google is entitled to amend the agreement, change its policies and guidelines, and has other limited termination rights.

On July 31, 2011, we signed an Agreement and Plan of Merger with Smilebox Inc., Andrew Wright and Shareholders Representative LLC (the “Acquisition Agreement”), according to which we have purchased 100% of the issued and outstanding equity of Smilebox Inc. The closing of that transaction occurred on August 31, 2011. Following the closing, Smilebox Inc. became a wholly owned subsidiary of Perion Network Ltd., through its Delaware Subsidiary.

On November 7, 2012, we entered into a Share Purchase Agreement with SweetIM Ltd., SweetIM Technologies Ltd., the shareholders of SweetIM and Nadav Goshen, as Shareholders' Agent, according to which we purchased 100% of the issued and outstanding shares of SweetIM Ltd. These companies operate under the "SweetPacks" trade name. Under the terms of the agreement, we paid $10 million in cash and 1.99 million of our ordinary shares at closing, which occurred on November 30, 2012.  A second payment of up to $7.5 million in cash is due 12 months after closing, and a third payment of up to $7.5 million in cash is due 18 months after closing, if certain achievements are met. The second payment will be subject to acceleration if we publish a consolidated balance sheet reflecting an aggregate amount of cash, cash equivalents and marketable securities of less than $4.0 million, unless we present evidence of an available credit line in an amount that, together with the foregoing balance, exceeds $4.0 million or we have otherwise remedied the shortfall.

We funded the cash amount paid upon the closing of this acquisition using cash on hand and expect to fund the follow-on payments from operating cash flow. The Share Purchase Agreement includes customary representations, warranties, covenants and indemnification provisions.

On November 30, 2012, we entered into a Registration Rights Agreement with four former shareholders of SweetIM, with respect to the registration with the SEC of an aggregate of 1,537,546 of our ordinary shares issued for the several benefit of such individuals upon the closing of the acquisition. If we initiate a registered offering of securities, such holders would be entitled to include their registerable shares in the registration statement effected pursuant to such offering, subject to certain limitations. We are subject to customary indemnification undertakings with respect to any registration effected on behalf of such individuals. The agreement includes an undertaking by the holders not to sell any shares during the 7-day period before, and the 90-day period after, the effective date of an underwritten public offering.

For information regarding our credit facilities, see Item 5.B “Operating and Financial Review and Prospects – Liquidity and Capital Resources – Credit Facilities.”

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

General Corporate Tax Structure in Israel

On December 5, 2011, the Israeli Parliament (the Knesset) passed the Law for Tax Burden Reform (Legislative Amendments), 2011 ("the Tax Burden Law") which, among others, canceled effective from 2012, the scheduled progressive reduction in the corporate tax rate. The Law also increased the corporate tax rate to 25% in 2012. Following the amendment, corporate tax rates and capital gains rates are: 2011- 24%, 2012- and thereafter- 25%. However, the effective tax rate payable by a company that derives income from an Approved, Beneficiary or Preferred enterprise (as discussed below) may be considerably less.

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

The benefits available to an Approved Enterprise are conditioned upon terms stipulated in the Investment Law and the regulations thereunder and the criteria set forth in the applicable certificate of approval. If we do not fulfill these conditions in whole or in part, the benefits can be canceled and we may be required to refund the amount of the benefits, with the addition of the Israeli consumer price index linkage differences and interest. We believe that our Approved Enterprises were and continue to be operated in compliance with all applicable conditions and criteria, but there can be no assurance that they will continue to do so.

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

Pursuant to the Amendment, only enterprises receiving cash grants require the approval of the Investment Center. Beneficiary Enterprises which do not receive benefits in the form of governmental cash grants, such as benefits in the form of tax benefits, are no longer required to obtain this approval.

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

Similar to the previously available alternative route, exemption from corporate tax on undistributed income for a period of two to ten years, depending on the geographic location of the Beneficiary Enterprise within Israel, and a reduced corporate tax rate of 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in each year. The tax rate will be 20% if the foreign investment level is more than 49% but less than 74%, 15% if the foreign investment level is more than 74% but less than 90%, and 10% if the foreign investment level is 90% or more. The lowest level of foreign investment during a particular year will be used to determine the relevant tax rate for that year. Benefits may be granted for a term of seven to ten years, depending on the level of foreign investment in the company. If the company pays a dividend out of income derived from the Beneficiary Enterprise during the tax exemption period, such income will be subject to corporate tax at the applicable rate, (10%-25%, depending on the level of foreign investment in the company), in respect of the gross amount of the dividend that we may be distributed. The company is required to withhold tax at the source at a rate of 15% from dividends distributed from income derived from the Beneficiary Enterprise.

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

Pursuant to the amendment to the Investments Law, only Approved Enterprises receiving cash grants require the approval of the Investment Center. Approved Enterprises which do not receive benefits in the form of governmental cash grants, such as benefits in the form of tax benefits, are no longer required to obtain this approval (such enterprises are referred to as Beneficiary Enterprises). However, a Beneficiary Enterprise is required to comply with certain requirements and make certain investments as specified in the amended Investment Law. The amendment to the Investment Law addresses benefits that are granted to Beneficiary Enterprises and the length of the benefits period.

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

Until 2011 (see below “Preferred Enterprise") we had two Approved Enterprise Programs under the Investment Law, which entitle us to certain tax benefits, and Beneficiary Enterprise Programs that began in 2008 and in 2010. The Approved Enterprise Programs granted to us are defined in the Investment Law as Alternative Benefits Programs, which allow for a two years exemption for undistributed income and reduced company tax rate of between 10% and 25% for the following five to eight years, depending on the extent of foreign (non-Israeli) investment in us during the relevant year. The period in which we receive these tax benefits may not extend beyond 14 years from the year in which approval was granted and 12 years from the year in which operations or production by the enterprise began.

In 2009, we changed our dividend policy, committing to distribute 50% of our net income. We applied the required taxes to such dividends as required by the law.  In November 2010, we changed our dividend policy, under which we do not intend to distribute cash dividends.

Income derived from sources other than "Approved Enterprise" or "Beneficiary Enterprise" programs during the benefit period will be subject to tax at the regular corporate tax rate.

Tax benefits under the 2011 Amendment

The Knesset enacted a reform to the Investment Law, effective January 2011. According to the reform a flat rate tax applies to companies eligible for the “Preferred Enterprise” status. In order to be eligible for Preferred Enterprise status, a company must meet minimum requirements to establish that it contributes to the country’s economic growth and is a competitive factor for the Gross Domestic Product (a competitive enterprise).

Israeli companies which benefited from an Approved or Beneficiary Enterprise status and met the criteria for qualification as a Preferred Enterprise can elect to apply the new Preferred Enterprise benefits by waiving their benefits under the Approved and Beneficiary Enterprise status.

Benefits granted to a Preferred Enterprise include reduced and gradually decreasing tax rates. In peripheral regions (Development Area A) the reduced tax rate was 10% in 2012, and will be 7% in 2013 and 2014 and 6% starting from 2015. In other regions the tax rate was 15% in 2012, and will be 12.5% in 2013 and 2014 and 12% starting from 2015. Preferred Enterprises in peripheral regions will be eligible for Investment Center grants, as well as the applicable reduced tax rates.

A distribution from a Preferred Enterprise out of the “Preferred Income” would be subject to 15% withholding tax for Israeli-resident individuals and non-Israeli residents (subject to applicable treaty rates). A distribution from a Preferred Enterprise out of the “Preferred Income” would be exempt from withholding tax for an Israeli-resident company. A company electing to waive its Beneficiary Enterprise or Approved Enterprise status through June 30, 2015 may distribute “Approved Income” or “Beneficiary Income” subject to 15% withholding tax for Israeli resident individuals and non-Israeli residents (subject to applicable treaty rates) and exempt from withholding tax for an Israeli-resident company. Nonetheless, a distribution from income exempt under Beneficiary Enterprise and Approved Enterprise programs will subject the exempt income to tax at the reduced corporate income tax rates pertaining to the Beneficiary Enterprise and Approved Enterprise programs upon distribution, or complete liquidation in the case of a Beneficiary Enterprise’s exempt income. Since November 2010, the Company has changed its dividend policy, under which it has not distributed and does not intend to distribute dividends.

Commencing 2011 the company elected to apply the new preferred Enterprise benefits.

Pursuant to a recent amendment to the Investments Law which became effective on November 12, 2012, a company that elects by November 11, 2013 to pay a corporate tax rate as set forth in that amendment (rather than the regular corporate tax rate applicable to approved enterprise income) with respect to undistributed exempt income accumulated by the company up until December 31, 2011, will be entitled to distribute a dividend from such income without being required to pay additional corporate tax with respect to such dividend. A company that has so elected must make certain qualified investments in Israel over the five-year period commencing in 2013. A company that has elected to apply the amendment cannot withdraw from its election. Perion is currently reviewing the new amendment and its implications to the company.

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

Taxation of our Shareholders

    The Tax Burden Law also increased the tax rate on dividend and capital gains by 5%. As such, starting in 2012, dividends paid to an Israeli resident and to Israeli individuals, are subject to 25%/30% withholding tax depending on ownership percentage, unless reduced by an applicable tax treaty. Capital gains derived by Israeli residents and Israeli individuals, on most instruments are subject to tax at a 25%/30% rate unless an exemption is available under domestic law or an applicable tax treaty.

    Capital Gains Taxes Applicable to an Israeli Resident Shareholders. An individual is subject to a 25% tax rate on real capital gains derived from the sale of shares, as long as the individual is not a "substantial shareholder" (generally a shareholder with 10% or more of the right to profits, right to nominate a director and voting rights) in the company issuing the shares.

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

    As of January 1, 2013, shareholders that are individuals who have taxable income that exceeds NIS 800,000 in a tax year (linked to the CPI each year), will be subject to an additional tax, referred to as High Income Tax, at the rate of 2% on their taxable income for such tax year which is in excess of NIS 800,000. For this purpose taxable income will include taxable capital gains from the sale of our shares and taxable income from dividend distributions.

     Israeli corporations are generally subject to the corporate tax rate (25%) on capital gains derived from the sale of shares.

Taxation of Non-Israeli Shareholders on Receipt of Dividends. Non-residents of Israel are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, which tax will be withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. With respect to a substantial shareholder (which is someone who alone, or together with another person, holds, directly or indirectly, at least 10% in one or all of any of the means of control in the corporation at the time of distribution or at any time during the preceding 12 months period), the applicable tax rate will be 30%.

Under the U.S.-Israel Tax Treaty, the maximum rate of tax withheld in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the U.S.-Israel Tax Treaty) is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by our Preferred Enterprise that are paid to a U.S. corporation holding 10% or more of our outstanding voting capital throughout the tax year in which the dividend is distributed as well as the previous tax year, is 12.5%. The lower 12.5% rate does not apply if the company has more than 25% of its gross income derived from certain types of passive income. Furthermore, dividends paid from income derived from our Preferred Enterprise are subject, under certain conditions, to withholding at the rate of 15%. We cannot assure you that we will designate the profits that are being distributed in a way that will reduce shareholders’ tax liability. A non-resident of Israel who receives dividends from which tax was withheld is generally exempt from the duty to file returns in Israel in respect of such income, provided such income was not derived from a business conducted in Israel by the taxpayer, and the taxpayer has no other taxable sources of income in Israel.

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders. Shareholders that are not Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the sale, exchange or disposition of our ordinary shares, provided that (1) such shareholders did not acquire their shares prior to our initial public offering, (2) the shares are listed for trading on the Tel Aviv Stock Exchange and/or a foreign exchange,  and (3) such gains did not derive from a permanent establishment of such shareholders in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemptions if Israeli residents (i) have a controlling interest of 25% or more in such non-Israeli corporation, or (ii) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. In certain instances, where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

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

Transfer Pricing

In accordance with Section 85A of the Israeli Tax Ordinance, if in an international transaction (where at least one party is a non-Israeli or all or part of the income from such transaction is to be taxed abroad as well as in Israel) there is a special relationship between the parties (including but not limited to family relationship or a relationships of control between companies), and due to this relationship the price set for an asset, right, service or credit was determined or other conditions for the transaction were set such that a smaller profit was realized than what would have been expected to be realized from a transaction of this nature, then such transaction shall be reported in accordance with customary market conditions and tax shall be charged accordingly. The assessment of whether a transaction falls under the aforementioned definition shall be implemented in accordance with one of the procedures mentioned in the regulations and is based, among others, on comparisons of characteristics which portray similar transactions in ordinary market conditions, such as profit, the area of activity, nature of the asset, the contractual conditions of the transaction and according to additional terms and conditions specified in the regulations.

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

•
a trust if the trust has elected validly to be treated as a U.S. person for U.S. federal income tax purposes or if a U.S. court is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all of the trust’s substantial decisions.

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

Distributions Paid on the Ordinary Shares

Subject to the discussion below under "Passive Foreign Investment Company Considerations," a U.S. Holder generally will be required to include in gross income as ordinary dividend income the amount of any distributions paid by us on the ordinary shares, including the amount of any Israeli taxes withheld, to the extent that those distributions are paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Subject to the discussion below under "Passive Foreign Investment Company Considerations," distributions in excess of our earnings and profits will be applied against and will reduce the U.S. Holder’s tax basis in its ordinary shares and, to the extent they exceed that tax basis, will be treated as gain from a sale or exchange of those ordinary shares. Our dividends will not qualify for the dividends-received deduction applicable in some cases to U.S. corporations. Dividends paid in NIS, including the amount of any Israeli taxes withheld, will be includible in the income of a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date they are included in income by the U.S. Holder, regardless of whether the payment in fact is converted into U.S. dollars. Any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend is includible in the income of the U.S. Holder to the date that payment is converted into U.S. dollars generally will be treated as ordinary income or loss.

A non-corporate U.S. holder’s "qualified dividend income" currently is subject to tax at reduced rates not exceeding 20%. For this purpose, "qualified dividend income" generally includes dividends paid by a foreign corporation if either:

(a)	the stock of that corporation with respect to which the dividends are paid is readily tradable on an established securities market in the U.S., or

(b)
that corporation is eligible for the benefits of a comprehensive income tax treaty with the U.S. which includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury. The Internal Revenue Service has determined that the U.S.-Israel Tax Treaty is satisfactory for this purpose.

In addition, under current law a U.S. Holder must generally hold its ordinary shares for more than 60 days during the 121 day period beginning 60 days prior to the ex-dividend date, and meet other holding period requirements for qualified dividend income.

Dividends paid by a foreign corporation will not qualify for the reduced rates, if  such corporation is treated, for the tax year in which the dividend is paid or the preceding tax year, as a "passive foreign investment company" for U.S. federal income tax purposes. We do not believe that we will be classified as a "passive foreign investment company" for U.S. federal income tax purposes for our current taxable year. However, see the discussion under "Passive Foreign Investment Company Considerations" below.

Subject to the discussion below under "Information Reporting and Back-up Withholding," a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on dividends received on ordinary shares unless that income is effectively connected with the conduct by that Non-U.S. Holder of a trade or business in the United States.

Controlled Foreign Corporation Considerations

                 If more than 50% of either the voting power of all classes of our voting stock or the total value of our stock is owned, directly or indirectly, by citizens or residents of the U.S., U.S. domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of which owns 10% or more of the total combined voting power of all classes of stock entitled to vote ("10-Percent Shareholders"), we could be treated as a controlled foreign corporation ("CFC"), for U.S. federal income tax purposes. This classification would, among other consequences, require 10-Percent Shareholders to include in their gross income their pro rata shares of "Subpart F income" (as defined by the Code) and earnings invested in U.S. property (as defined by the Code).

                 In addition, gain from the sale or exchange of ordinary shares by a U.S. person who is or was a 10-Percent Shareholder at any time during the five-year period ending with the sale or exchange is treated as dividend income to the extent of earnings and profits of the company attributable to the stock sold or exchanged. Under certain circumstances, a corporate shareholder that directly owns 10% or more of voting shares may be entitled to an indirect foreign tax credit for income taxes paid by us in connection with amounts so characterized as dividends under the Code.

                 If we are classified as both a passive foreign investment company, as described below, and a CFC, we would generally not be treated as a passive foreign investment company with respect to 10-Percent Shareholders. We believe that we are not and will not become a CFC.

Foreign Tax Credit

Any dividend income resulting from distributions we pay to a U.S. Holder with respect to the ordinary shares generally will be treated as foreign source income for U.S. foreign tax credit purposes, which may be relevant in calculating such holder’s foreign tax credit limitation. Subject to certain conditions and limitations, Israeli tax withheld on dividends may be deducted from taxable income or credited against a U.S. Holder’s U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. The rules relating to the determination of foreign source income and the foreign tax credit are complex, and the availability of a foreign tax credit depends on numerous factors. Each prospective purchaser who would be a U.S. Holder should consult with its own tax advisor to determine whether and to what extent it would be entitled to a foreign tax credit.

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

We believe that we are not a passive foreign investment company for U.S. federal income tax purposes, but we cannot be certain whether we will be treated as a passive foreign investment company for the current year or any future taxable year. Our belief that we will not be a passive foreign investment company for the current year is based on our estimate of the fair market value of our intangible assets, including goodwill, not reflected in our financial statements under U.S. GAAP, and our projection of our income for the current year. If the IRS successfully challenged our valuation of our intangible assets, it could result in our classification as a passive foreign investment company. Moreover, because passive foreign investment company status is based on our income and assets for the entire taxable year, it is not possible to determine whether we will be a passive foreign investment company for the current taxable year until after the close of the year. In the future, in calculating the value of our intangible assets, we will value our total assets, in part, based on our total market value determined using the average of the selling price of our ordinary shares on the last trading day of each calendar quarter. We believe this valuation approach is reasonable. While we intend to manage our business so as to avoid passive foreign investment company status, to the extent consistent with our other business goals, we cannot predict whether our business plans will allow us to avoid passive foreign investment company status or whether our business plans will change in a manner that affects our passive foreign investment company status determination. In addition, because the market price of our ordinary shares is likely to fluctuate and the market price of the shares of technology companies has been especially volatile, and because that market price may affect the determination of whether we will be considered a passive foreign investment company, we cannot be certain that we will not be considered a passive foreign investment company for any taxable year.

The passive foreign investment company rules described above will not apply to a U.S. Holder if the U.S. Holder makes an election to treat us as a qualified electing fund. However, a U.S Holder may make a qualified electing fund election only if we furnish the U.S. Holder with certain tax information. We currently do not provide this information, and we currently do not intend to take actions necessary to permit you to make a qualified electing fund election in the event we are determined to be a passive foreign investment company. As an alternative to making this election, a U.S. Holder of passive foreign investment company stock which is publicly-traded may in certain circumstances avoid certain of the tax consequences generally applicable to holders of a passive foreign investment company by electing to mark the stock to market annually and recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the passive foreign investment company stock and the U.S. Holder’s adjusted tax basis in the passive foreign investment company stock. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. Holder under the election for prior taxable years. This election is available for so long as our ordinary shares constitute "marketable stock," which includes stock of a passive foreign investment company that is "regularly traded" on a "qualified exchange or other market." Generally, a "qualified exchange or other market" includes a national market system established pursuant to Section 11A of the Exchange Act. A class of stock that is traded on one or more qualified exchanges or other markets is "regularly traded" on an exchange or market for any calendar year during which that class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. We believe that the NASDAQ will constitute a qualified exchange or other market for this purpose. However, no assurances can be provided that our ordinary shares will continue to trade on the NASDAQ or that the shares will be regularly traded for this purpose.

The rules applicable to owning shares of a passive foreign investment company are complex, and each prospective purchaser who would be a U.S. Holder should consult with its own tax advisor regarding the consequences of investing in a passive foreign investment company.

Legislation Regarding Medicare Tax

For taxable years beginning after December 31, 2012, a U.S. Holder that is an individual, estate or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax on the lesser of (1) the U.S. Holder’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold (which, in the case of individuals, will be between $125 thousand and $250 thousand depending on the individual’s circumstances).  A U.S. Holder’s “net investment income” may generally include its dividend income and its net gains from the disposition of shares, unless such dividends or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities).  If you are a U.S. Holder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the shares.

Information Reporting and Back-up Withholding

In general, U.S. Holders may be subject to certain information reporting requirements under the Code relating to their purchase and/or ownership of stock of a foreign corporation such as us.  Failure to comply with these information reporting requirements may result in substantial penalties.

For example, certain legislation generally requires certain individuals who are U.S. Holders to file Form 8938 (Statement of Specified Foreign Assets) to report the ownership of specified foreign financial assets for tax years beginning after March 18, 2010 if the total value of those assets exceeds an applicable threshold amount (subject to certain exceptions).  For these purposes, a specified foreign financial asset includes not only a financial account (as defined by the Code and applicable Treasury Regulations ) maintained by a foreign financial institution, but also any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity, provided that the asset is not held in an account maintained by a U.S. financial institution. The minimum applicable threshold amount is generally $50 thousand in the aggregate, but this threshold amount varies depending on whether the individual lives in the U.S., is married, files a joint income tax return with his or her spouse, etc.  Certain domestic entities that are U.S. Holders may also be required to file Form 8938 in the near future.  U.S. Holders are urged to consult with their tax advisors regarding their reporting obligations, including the requirement to file IRS Form 8938.

Information reporting requirements will generally apply to payments with respect to ordinary shares paid to a U.S. Holder other than certain exempt recipients (such as corporations). Backup withholding will apply to such payments if such U.S. Holder fails to provide a taxpayer identification number or certification of other exempt status or fails to comply with the applicable requirements of the backup withholding rules. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against such U.S. Holder's United States Federal income tax liability provided the required information is furnished by such U.S. Holder to the Internal Revenue Service. A U.S. Holder who does not provide a correct taxpayer identification number may be subject to penalties imposed by the Internal Revenue Service.

Unless otherwise provided by the IRS, if the Company is a PFIC, a U.S. Holder is generally required to file an informational return annually to report its ownership interest in the PFIC.

Non-U.S. Holders generally are not subject to information reporting or back-up withholding with respect to dividends paid on, or upon the disposition of, ordinary shares, provided that such non-U.S Holder certifies to its foreign status, or otherwise establishes an exemption.

F.             DIVIDENDS AND PAYING AGENTS

 Not applicable.

G.             STATEMENT BY EXPERTS

 Not applicable.

H.             DOCUMENTS ON DISPLAY

You may request a copy of our U.S. SEC filings, at no cost, by writing or calling us at Perion Network Ltd., 4 HaNechoshet Street, Tel-Aviv 69710, Israel, Attention: Yacov Kaufman, Telephone: +972-3-7696100. A copy of each report submitted in accordance with applicable U.S. law is available for public review at our principal executive offices. In addition, our filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public from the SEC’s website at www.sec.gov.

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

ITEM 11.               QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Exchange Rate Risk. A significant portion of our revenues and expenses are in foreign currencies. As a result numerous balances are denominated or linked to these currencies. Foreign currency related fluctuations resulted in $170,000 and $102,000 financial income in 2012 and 2011, respectively. These results are components of the exchange rate differences set forth in Note 12(a) to our financial statements.

As of December 31, 2012, balance sheet financial items in U.S. dollars, our functional currency, and those currencies other than the U.S. dollars were as follows:

	U.S. dollars	NIS	Other Currencies	Total
	In thousands of U.S. dollars
Current assets	38,241	7,823	1,628	47,692
Long-term assets	72,382	3,085	--	75,467
Current liabilities	(41,482)	(8,951)	(1,555)	(51,988)
Long-term liabilities	(15,528)	(933)	--	(16,461)
Total	53,615	1,024	73	54,170

The fair value of firmly committed transactions denominated in currencies other than our functional currency, as of December 31, 2012, was a liability of $238 thousand for less than one year and none for more than one year, all denominated in NIS.

The fair value of derivative instruments and the notional amount of the hedged instruments in NIS, as of December 31, 2012 were as follows:

	Notional Amount	Fair Value
	In thousands of U.S. dollars
Zero-cost collar contracts to hedge payroll expenses	6,891	238

In addition, in territories where our prices are based on local currencies, fluctuations in the dollar exchange rate could affect our gross profit margin. We may compensate for such fluctuations by changing product prices accordingly. We also hold a small part of our financial investments in other currencies, mainly NIS and Euro. The dollar value of those investments may decline. A revaluation of 1% of the foreign currencies (i.e. other than U.S. dollar) would not have a material effect on our income before taxes possibly reducing it by less than $0.1 million.

A majority of our costs, including salaries, expenses and office expenses are incurred in NIS. Inflation in Israel may have the effect of increasing the U.S. dollar cost of our operations in Israel. If the U.S. dollar declines in value in relation to the New Israeli Shekel, it will become more expensive for us to fund our operations in Israel. A revaluation of 1% of the New Israeli Shekel will affect our income before tax by less than one percent (1%). The exchange rate of the U.S. dollar to the New Israeli Shekel, based on exchange rates published by the Bank of Israel, was as follows:

	Year Ended December 31,
	2010	2011	2012
Average rate for period	3.733	3.578	3.855
Rate at year-end	3.549	3.821	3.733

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

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.               CONTROLS AND PROCEDURES

(a)           Disclosure Controls and Procedures. Our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our "disclosure controls and procedures" (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2012. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2012,  our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act and the rules thereunder, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2012. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in "Internal Control – Integrated Framework." On November 30, 2012, we completed the acquisition of SweetIM.  Due to the limited time between the closing date and the fiscal year end, and as permitted by SEC guidance, management excluded from its assessment the acquisition of the SweetIM business, which accounted for less than 1% of consolidated total assets and approximately 7% of consolidated revenues as of and for the year ended December 31, 2012. Our management has concluded, based on its assessment, that our internal control over financial reporting was effective as of December 31, 2012.

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

	2011	2012
Audit Fees	$173	$181
Tax Fees	150	105
Audit Related fees	39	15
Total	$362	$301

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

ITEM 16F.            CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.            CORPORATE GOVERNANCE

We are a foreign private issuer whose ordinary shares are listed on the NASDAQ Global Market. As such, we are required to comply with U.S. federal securities laws, including the Sarbanes-Oxley Act, and the NASDAQ Listing Rules, including the NASDAQ corporate governance requirements. The NASDAQ Listing Rules provide that foreign private issuers may follow home country practice in lieu of certain qualitative listing requirements subject to certain exceptions and except to the extent that such exemptions would be contrary to U.S. federal securities laws, so long as the foreign issuer discloses that it does not follow such listing requirement and describes the home country practice followed in its reports filed with the SEC. Below is a concise summary of the significant ways in which our corporate governance practices differ from the corporate governance requirements of NASDAQ applicable to domestic U.S. listed companies:

Shareholder Approval. Although the NASDAQ Listing Rules generally require shareholder approval of equity compensation plans and material amendments thereto, we follow Israeli practice, which is to have such plans and amendments approved only by the board of directors, unless such arrangements are for the compensation of chief executive officer or directors, in which case they also require the approval of the compensation committee and the shareholders.

In addition, rather than follow the NASDAQ Listing Rules requiring shareholder approval for the issuance of securities in certain circumstances, we follow Israeli law, under which a private placement of securities requires approval by our board of directors and shareholders if it will cause a person to become a controlling shareholder (generally presumed at 25% ownership) or if:

•	the securities issued amount to 20% or more of our outstanding voting rights before the issuance;
•	some or all of the consideration is other than cash or listed securities or the transaction is not on market terms; and
•
the transaction will increase the relative holdings of a shareholder that holds 5% or more of our outstanding share capital or voting rights or will cause any person to become, as a result of the issuance, a holder of more than 5% of our outstanding share capital or voting rights.

Shareholder Quorum. The NASDAQ Listing Rules require that an issuer have a quorum requirement for shareholders meetings of at least one-third of the outstanding shares of the issuer’s common voting stock. We have chosen to follow home country practice with respect to the quorum requirements of an adjourned shareholders meeting. Our articles of association, as permitted under the Companies Law, provide that if at the adjourned meeting a legal quorum is not present after 30 minutes from the time specified for the commencement of the adjourned meeting, then the meeting shall take place regardless of the number of members present and in such event the required quorum shall consist of any number of shareholders present in person or by proxy.

Annual Reports.   While the NASDAQ Listing Rules generally require that companies send an annual report to shareholders prior to the annual general meeting, we follow the generally accepted business practice for companies in Israel. Specifically, we file annual reports on Form 20-F, which contain financial statements audited by an independent accounting firm, electronically with the SEC and post a copy on our website.

Executive Sessions.  While the NASDAQ Listing Rules require that "independent directors," as defined in the NASDAQ Listing Rules, must have regularly scheduled meetings at which only "independent directors" are present.  Israeli law does not require, nor do our independent directors necessarily conduct, regularly scheduled meetings at which only they are present.

Approval of Related Party Transactions. Although the NASDAQ Listing Rules (Rule 5630(a)) require the approval of the audit committee or another independent body of a company's board of directors for all "related party transactions" required to be disclosed pursuant to Item 7.B. of Form 20-F, we follow the provisions of the Israeli Companies Law. Specifically, that all related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transactions, set forth in sections 268 to 275 of the Israeli Companies Law, and the regulations promulgated thereunder, which allow for the approval of certain related party transactions, which are immaterial, in the normal course of business and on market terms, by the board of directors. Other specified transactions can require audit committee approval and shareholder approval, as well as board approval. See also "Item 10.B Memorandum and Articles of Association — Approval of Related Party Transactions" for the definition and procedures for the approval of related party transactions.

ITEM 16H.            MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.               FINANCIAL STATEMENTS

Not applicable.

ITEM 18.               FINANCIAL STATEMENTS

The following financial statements and related auditors’ report are filed as part of this annual report:

ITEM 19.                      EXHIBITS:

No.	Description

1.1	Memorandum of Association of Registrant. (1)

1.2	Amended and Restated Articles of Association of Registrant, dated February 3, 2006.

4.1	The Registrant’s 2003 Israeli Share Option Plan and the U.S. Addendum to such plan.

4.2	Google Search and Advertising Services Agreement, dated December 27, 2010, between the Company and Google Ireland Limited, (2) and the Amendment to said agreement, dated January 31 2013.

4.3	Stock Purchase Agreement among Ofer Adler, the Company and the purchasers listed therein, dated January 24, 2011. (3)

4.4	Registration Rights Agreement among the Company and the investors listed therein, dated January 24, 2011. (3)

4.5	Commitment Letter and Financial Covenants Letter among the Company and Bank Leumi Le-Israel, B.M., dated September 6, 2011, (4) and an amendment thereto.

4.6
Commitment Letter and Financial Covenants Letter among the Company and the First International Bank of Israel, B.M., dated September 6, 2011 (translated from Hebrew), (4) and an amendment thereto (translated from Hebrew).

4.7
Agreement and Plan of Merger, dated July 31, 2011, by and among the Company, Incredimail Inc., Seder Merger Inc., Smilebox, Inc. and Andrew Wright and Shareholder Representative Services LLC, as the Shareholder Representative dated as of July 31, 2011. (4) (5)

4.8	Google Search and Advertising Services Agreement, dated April 23, 2013, between the Company and Google Ireland Limited.*

4.9
Share Purchase Agreement by and among Perion Network Ltd., SweetIM Ltd., SweetIM Technologies Ltd., the Shareholders of SweetIM Ltd. and Nadav Goshen as Shareholders’ Agent, dated as of November 7, 2012, and Amendment No. 1, dated as of November 30, 2012.

4.10	Registration Rights Agreement among the Company and the investors listed therein, dated as of November 7, 2012.

8	List of all subsidiaries.

12.1	Certification required by Rule 13a-14(a) or Rule 15d-14(a) executed by the Chief Executive Officer of the Company.

12.2	Certification required by Rule 13a-14(a) or Rule 15d-14(a) executed by the Chief Financial Officer of the Company.

13.1	Certification required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

13.2	Certification required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

15.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, Independent Auditors.

101
The following financial information from Perion Network Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2012, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets at December 31, 2011 and 2012; (ii) Consolidated Statements of Income for the years ended December 31, 2010, 2011 and 2012; (iii) Consolidated Statements of Comprehensive Income for the years ended December 31, 2010, 2011 and 2012; (iv) Statements of Changes in Shareholders’ Equity and Comprehensive Income for the years ended December 31, 2010, 2011 and 2012; (v) Consolidated Statements of Cash Flows for the years ended December 31, 2010, 2011 and 2012; and (vi) Notes to Consolidated Financial Statements. (6)

__________________________

(1)	Previously filed with the SEC on October 25, 2005 as an exhibit to our registration statement on Form F-1 (File No. 333-129246), and incorporated herein by reference.

(2)
Previously filed with the SEC on March 8, 2011 as an exhibit to our annual report on Form 20-F, and incorporated herein by reference.  Confidential treatment was requested and approved with respect to certain portions of this exhibit pursuant to 17.C.F.R. §§ 230.406 and 200.83. Omitted portions were filed separately with the SEC.

(3)	Previously filed with the SEC on March 9, 2011 as an exhibit to our annual report on Form 20-F, and incorporated herein by reference.

(4)	Previously filed with the SEC on March 22, 2012 as an exhibit to our annual report on Form 20-F, and incorporated herein by reference.

(5)	Confidential treatment was requested and approved with respect to certain portions of this exhibit pursuant to 17.C.F.R. §§ 230.406 and 200.83. Omitted portions were filed separately with the SEC.

(6)
In accordance with Rule 406T of Regulation S-T, the information in Exhibit 101 is furnished and deemed not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Exchange Act of 1934, and otherwise is not subject to liability under these sections and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, except as expressly set forth by specific reference in such filing.

*	Confidential treatment was requested with respect to certain portions of this exhibit pursuant to 17.C.F.R. §§ 230.406 and 200.83. Omitted portions were filed separately with the SEC.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012

IN U.S. DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

PERION NETWORK LTD.

We have audited the accompanying consolidated balance sheets of Perion Network Ltd. ("the Company") and its subsidiaries as of December 31, 2011 and 2012, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries at December 31, 2011 and 2012, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
XXX, 2013	A Member of Ernst & Young Global

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2011	2012
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$11,260	$21,762
Restricted cash	-	10,260
Trade receivables (net of allowance for doubtful accounts and sales reserves in a total amount of $ 57 and $ 108 in 2011 and 2012, respectively)	3,265	10,246
Other receivables and prepaid expenses	6,459	5,424

Total current assets	20,984	47,692

LONG-TERM ASSETS:
Property and equipment, net	1,300	1,522
Other intangible assets, net	6,606	35,295
Goodwill	24,753	37,435
Other assets	1,261	1,215

Total long-term assets	33,920	75,467

Total assets	$54,904	$123,159

The accompanying notes are an integral part of the consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2011	2012
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current maturities of long term debt	$-	$2,300
Trade payables	3,207	9,560
Deferred revenues	4,280	5,132
Payment obligation related to acquisitions	6,574	20,317
Accrued expenses and other liabilities	6,950	14,679

Total current liabilities	21,011	51,988

LONG-TERM LIABILITIES:
Long-term debt	-	6,550
Contingent purchase consideration	-	6,078
Deferred revenues	1,120	-
Other long term liabilities	958	3,833

Total long-term liabilities	2,078	16,461

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 0.01 par value -
Authorized: 40,000,000 shares at December 31, 2011 and 2012, respectively; Issued and outstanding: 9,916,194 and 12,064,510 shares at December 31, 2011 and 2012, respectively	22	28
Additional paid-in capital	25,714	45,069
Retained earnings	7,081	10,615
Treasury stock	(1,002)	(1,002)

Total shareholders' equity	31,815	54,710

Total liabilities and shareholders' equity	$54,904	$123,159

The accompanying notes are an integral part of the consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2010	2011	2012

Revenues:
Search	$22,792	$25,466	$38,061
Products	5,404	7,191	17,574
Other	1,301	2,816	4,588

	29,497	35,473	60,223
Cost of revenues	1,606	2,840	5,230

Gross profit	27,891	32,633	54,993

Operating expenses:
Research and development, net	6,607	7,453	10,735
Selling and marketing	5,244	12,984	29,517
General and administrative	4,741	7,649	8,560

Total operating expenses	16,592	28,086	48,812

Operating income	11,299	4,547	6,181
Financial income (expense), net	322	1,293	(174)

Income before taxes on income	11,621	5,840	6,007
Taxes on income	3,232	172	2,473

Net income	$8,389	$5,668	$3,534

Net earnings per Ordinary share:

Basic	$0.87	$0.58	$0.35

Diluted	$0.85	$0.57	$0.34

The accompanying notes are an integral part of the consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

U.S. dollars in thousands

	Year ended December 31,
	2010	2011	2012

Net income	$8,389	$5,668	$3,534

Other comprehensive income:
Reclassification adjustments to income on marketable securities, net of tax	(107)	(100)	-

Other comprehensive income, net of tax	(107)	(100)	-

Comprehensive income	$8,282	$5,568	$3,534

PERION NETWORK LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands

	Share capital		Additional paid-in capital	Accumulated other comprehensive income	Retained earnings	Treasury stock	Total shareholders' equity

Balance as of January 1, 2010	$21		$22,390	$207	$5,386	$(1,002)	$27,002
Stock based compensation expense	-		761	-	-	-	761
Excess tax benefit from share-based payment arrangements			209				209
Exercise of share options	1		374	-	-	-	375
Dividends	-		-	-	(8,477)	-	(8,477)
Other Comprehensive income	-		-	(107)	-	-	(107)
Net income	-		-	-	8,389	-	8,389

Balance as of December 31, 2010	22		23,734	100	5,298	(1,002)	28,152
Stock based compensation expense	-		1,200	-	-	-	1,200
Exercise of share options	*	)	30	-	-	-	30
Dividends	-		-	-	(3,885)	-	(3,885)
Issuance of shares related to acquisition	*	)	750	-	-	-	750
Other Comprehensive income	-		-	(100)	-	-	(100)
Net income	-		-	-	5,668	-	5,668

Balance as of December 31, 2011	22		25,714	-	7,081	(1,002)	31,815
Stock based compensation expense	-		1,085	-	-	-	1,085
Exercise of share options	1		75	-		-	76
Issuance of shares related to acquisitions	5		18,195	-	-	-	18,200
Net income	-		-	-	3,534	-	3,534

Balance as of December 31, 2012	$28		$45,069	-	$10,615	$(1,002)	$54,710

*)	Represent amount of less than $1

The accompanying notes are an integral part of the consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2010	2011	2012
Cash flows from operating activities:

Net income	$8,389	$5,668	$3,534
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	739	1,388	3,572
Stock based compensation expense, net	761	1,183	1,056
Accretion of payment obligation related to acquisitions	-	100	177
Excess tax benefit from share-based payment arrangements	(209)	-	-
Amortization of premium and accrued interest on marketable securities	42	(16)	-
Loss (gain) from marketable securities, net	(107)	100	-
Deferred taxes, net	(385)	(1,140)	(172)
Accrued severance pay, net	216	(40)	(3)
Net changes in operating assets and liabilities:
Trade receivables	(475)	(383)	491
Other receivables and prepaid expenses	544	(1,100)	1,658
Other long-term assets	17	60	82
Trade payables	374	108	4,035
Deferred revenues	(106)	998	(268)
Accrued expenses and other liabilities	(25)	112	2,101
Other	8	-	-

Net cash provided by operating activities	9,783	7,038	16,263

Cash flows from investing activities:

Purchase of property and equipment	(246)	(316)	(662)
Proceeds from sale of property and equipment	12	-	-
Restricted cash	-	90	-
Capitalization of software development and content costs	(180)	(829)	(819)
Cash paid by employees on previously exercised options of acquired company	-	-	727
Cash paid in connection with acquisitions, net of cash acquired	-	(21,712)	(7,307)
Proceeds from sales of marketable securities	10,745	26,704	-
Investment in marketable securities	(20,534)	(11,915)	-

Net cash used in investing activities	(10,203)	(7,978)	(8,061)

The accompanying notes are an integral part of the consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2010	2011	2012
Cash flows from financing activities:

Exercise of share options	375	30	76
Excess tax benefit from share-based payment arrangements	209	-	-
Deferred payment made in connection with acquisitions	-	-	(6,626)
Proceeds from long-term loans	-	-	10,000
Repayment of long-term loans	-	-	(1,150)
Dividend paid	(8,477)	(3,885)	-

Net cash provided by (used in) financing activities	(7,893)	(3,855)	2,300

Increase (decrease) in cash and cash equivalents	(8,313)	(4,795)	10,502
Cash and cash equivalents at beginning of year	24,368	16,055	11,260

Cash and cash equivalents at end of year	$16,055	$11,260	$21,762

Supplemental disclosure of cash flow activities:

Cash paid during the year for:

Income taxes	$2,719	$3,200	$2,828
Interest paid	$-	$-	$291

Supplemental disclosure of non-cash investing activities:

Purchase of property and equipment on credit	$418	$-	$-

Issuance of shares in connection with the acquisitions	$-	$750	$18,200
stock-based compensation that was capitalized as part of capitalization of software development costs	$-	$17	$29

The accompanying notes are an integral part of the consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

Perion Network Ltd. ("Perion") and its wholly-owned subsidiaries (collectively referred to as the "Company"), is a digital media company that provides products and services to consumers, focusing on second wave adopters. The Company’s products include primarily: IncrediMail, a communication client; Smilebox, a photo sharing and social expression product and service; and Sweet IM, an instant messaging application. The Company generates revenues primarily through search, the sale of premium products and services, and advertising.

The Company was incorporated under the laws of Israel in 1999 and commenced operations in 2000.

In November 2011, the Company changed its name from IncrediMail Ltd. to Perion Network Ltd.
The Company has one major customer which accounted for 70%, 67% and 63% of total revenues, in 2010, 2011 and 2012, respectively. This customer represents 68% and 72% of total trade receivable as of December 31, 2011 and 2012, respectively. Losing this customer could cause a material adverse effect to the Company's results of operations and financial position. The major customer has limited termination rights. On December 27, 2010, the Company signed an agreement with the customer, effective January 1, 2011 through January 31, 2013. On January 31, 2013, the Company signed an amendment to the agreement extending the term of the agreement to May 31, 2013 to coincide with the expiration date of the current agreement between Sweet IM and Google. On April 24, 2013 the Company signed a new agreement with Google, combining the activity of the Company and that of SweetIM, under one agreement, while terminating the previous agreements both Company and SweetIM had, effective May 1, 2013, extending the term again for another two years ending April 30, 2015

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

a.	Use of estimates:

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

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

b.	Financial statements in U.S. dollars:

The reporting currency of the Company is the U.S. dollar. Most of the Company’s revenues are generated in U.S. dollars ("dollar"). In addition, a substantial portion of the Company’s costs are incurred in dollars. The Company's management believes that the dollar is the currency of the primary economic environment in which it operates. Thus, the Company’s functional currency is the dollar.

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

Restricted cash is primarily due to the payment to former shareholders of Sweet IM (refer to Note 3 for further details). The remaining balance is comprised of deposits used primarily as security for rented premises.

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

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.	Impairment of long-lived assets and intangible assets subject to amortization:

Property and equipment and intangible assets subject to amortization are reviewed for impairment in accordance with ASC 360, "Accounting for the Impairment or Disposal of Long-Lived Assets", whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. For each of the three years in the period ended December 31, 2012, no impairment losses have been identified.

In determining the fair values of long-lived assets for purpose of measuring impairment, Company's assumptions include those that market participants will consider in valuations of similar assets.

h.	Goodwill and other intangible assets:

Goodwill reflects the excess of the purchase price of business acquired over the fair value of net assets acquired. Goodwill is not amortized but instead is tested for impairment at least annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

In accordance with ASC No. 350 the Company performs an annual impairment test at December 31 each year. The first step, identifying a potential impairment, compares the fair value of the reporting unit with its carrying amount. If the carrying amount exceeds its fair value, the second step would need to be performed; otherwise, no further step is required. The second step, measuring the impairment loss, compares the implied fair value of the goodwill with the carrying amount of the goodwill. Any excess of the goodwill carrying amount over the applied fair value is recognized as an impairment loss, and the carrying value of goodwill is written down to fair value. During the years ended December 31, 2010, 2011 and 2012, no impairment losses were recorded.

Intangible assets that are not considered to have an indefinite useful life are amortized over their estimated useful lives, which range from 3 to 10.25 years. The acquired customer arrangements, technology and logo are amortized over their estimated useful lives in proportion to the economic benefits realized. This accounting policy results in accelerated amortization of such intangible assets as compared to the straight-line method.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Revenue recognition:

The Company generates revenues from three major sources;  search related advertising, product sales and other advertising.

Search related advertising revenues are generated by receiving a share of the advertising revenues from companies providing search capabilities.

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

Revenues from software license products are recognized when all criteria outlined in ASC 985-605, "Software - Revenue Recognition" are met. Revenues from software license products are recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable, and collectability is probable. Company's e-mail product users may also purchase a license to its content database. This content database provides additional Perion Network content files in the form of email background, animation sounds, graphics and e-mail notifies. Content database licensing fees are recognized over the license period. Lifetime licensing revenues were recognized over the estimated usage period of the content database. In accordance with its policy, the Company reviewed the estimated usage period of the lifetime licensing on an ongoing basis. During 2012, the Company notified customers owning its lifetime licenses that they will no longer be able to access the Company’s site for downloading content, requesting they download all the content to their own computer. As result of such change, the Company is no longer required to make content available under those arrangements. Therefore, the remaining deferred revenues balance in the amount of $1,443 associated with these arrangements, was immediately recognized.

Revenues from email anti-spam license fees, photo sharing, social expression product and service are recognized ratably over the term of the license.

Deferred revenues include upfront payments received from customers, for whom revenues have not yet been recognized.

Finally, the Company offers advertisers the ability to place text-based ads on its home page and website and banners in its email clients. Advertisers are charged monthly based on the number of times a user clicks on one of the ads. The Company recognizes revenue from advertisement at that time.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.	Cost of revenues:

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

Capitalized software development costs are amortized commencing with general product release by the straight-line method over the estimated useful life of the software product, which is generally 3 - 5 years.

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

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In the year ended December 31, 2010 the Company accrued interest and penalties related to unrecognized tax benefits in its tax expenses. During 2010 interest expense amounted to $ 140. Starting 2011, the Company changed the classification of interest from tax expenses to financial expenses as it distorts its tax expense. Interest for 2011 and 2012 amounted to income of $ 988 and $ 225 respectively. As the amount included in tax expense for interest during 2010 was immaterial, the Company did not reclassify such amounts to conform to current year's presentation.

m.	Advertising costs:

Advertising costs are expensed as incurred and consist primarily of customer acquisition cost. Advertising costs for each of the three years in the period ended December 31, 2012 amounted to $ 1,782, $ 8,136 and $ 22,270, respectively.

n.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash and cash equivalents, restricted cash and trade receivables.

The majority of the Company’s cash and cash equivalents and restricted cash are invested in dollar instruments with major banks in Israel and the U.S. deposits in the U.S. may be in excess of insured limits and are not insured in other jurisdictions. Generally, these deposits may be redeemed upon demand and, therefore, bear minimal risk.

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

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

Severance expenses for the years ended December 31, 2010, 2011 and 2012 amounted to $ 786, $ 586 and $ 589, respectively.

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

The weighted average number of Ordinary shares related to the outstanding options excluded from the calculations of diluted net earnings per Ordinary share, as these securities are anti-dilutive, was 922,069, 1,266,919 and 1,315,106 for the years ended December 31, 2010, 2011 and 2012, respectively.

q.	Accounting for stock-based compensation:

The Company accounts for stock-based compensation under ASC 718, "Compensation - Stock Compensation", which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees and directors.

ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated statement of income. ASC No. 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

The Company recognizes compensation expenses for the value of its awards, which have graded vesting based on service conditions, using the straight line method, over the requisite service period of each of the awards, net of estimated forfeitures. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company estimates the fair value of standard stock options granted using the Binomial option-pricing model. The option-pricing models require a number of assumptions, of which the most significant are; volatility and the expected option term. In 2010, expected volatility was calculated based upon an average between historical volatilities of the Company, similar entities and industry sector index similar to the Company's characteristics, since it did not have sufficient company specific data. In 2011 and 2012, expected volatility was calculated based upon actual historical stock price movements. The expected option term was calculated based on the Company’s assumptions of early exercise multiples which were calculated based on comparable companies and termination exit rate which was calculated based on actual historical data. The expected option term represents the period that the Company’s stock options are expected to be outstanding. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term.

In November 2010 the Company's Board decided to change its dividend policy so that beginning with earnings of 2011 and beyond, the Company does not intend to distribute any dividends.

The fair value of the Company's stock options granted to employees and directors was estimated using the following weighted average assumptions:

	Year ended December 31,
	2010	2011	2012

Risk-free interest rate	1.62%	2.23%	0.75%
Dividend yield	0%-7.83%	0%	0%
Weighted average dividend yield	5.65%	0%	0%
Expected volatility	62.77%-64.56%	47.31%-65.27%	45.60%-61.90%
Weighted average volatility	63.67%	56.29%	53.76%
Expected term (years)	4.6	3.75	4.09

r.	Derivative instruments:

The Company accounts for derivatives and hedging based on ASC No. 815, "Derivatives and Hedging". ASC No. 815 requires the Company to recognize all derivatives on the balance sheet at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship.

In order to reduce the impact of changes in foreign currency exchange rates on its results, the Company enters into foreign currency exchange forward contracts and options contracts to purchase and sell foreign currencies to hedge a portion of its foreign currency net exposure resulting from payroll expenses denominated in NIS.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

These instruments were not designated as cash flow hedge as defined by ASC 815, "Derivative and Hedging" and, therefore, the Company recognized the changes in fair value of these instruments in the statement of income as financial income or expense, as incurred. Gains or losses on these derivatives, which partially offset the foreign currency impact from the underlying exposures, and amounted to $ (13), $ (25) and $ 238 for the years ended December 31, 2010, 2011 and 2012, respectively.

The notional value of the Company’s derivative instruments as of December 31, 2011 and 2012 amounted to $ 4,300 and $ 6,891, respectively. Notional values are U.S. dollar translated and calculated based on forward rates for forward contracts and based on spot rates for options. Gross notional amounts do not quantify risk or represent assets or liabilities of the Company, but are used in the calculation of settlements under the contracts. The Company measured the fair value of these contracts in accordance with ASC No. 820 and they were classified as level 2.

s.	Fair value of financial instruments:

The carrying amounts of financial instruments carried at cost, including cash and cash equivalents, restricted cash, trade receivables, other receivables, trade payables and other liabilities approximate their fair value due to the short-term maturities of such instruments.

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

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the observability of inputs as follows:

•	Level 1 - Valuations based on quoted prices in active markets for identical assets that the Company has the ability to access.

•	Level 2 - Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

•	Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

As of December 31, 2012 and 2011, the Company had cash, cash equivalents and restricted cash of $32,012 and $11,220, respectively, which are classified in the Level 1 hierarchy. Money market funds and treasury notes in the total amount of $ 10 and $ 40, respectively, presented as part of cash and cash equivalents and derivative financial instruments, in the amount of $ 248 and $ (44) respectively, presented in other receivables and prepaid expenses and as part of accrued expenses and other liabilities, respectively, measured using input type Level 2. Payment obligation related to acquisitions (short term and long term) in the amount of $ 16,427 and $ 6,574 respectively, is classified as level 3. Changes in level 3 are primarily attributable to increase related to the Sweet IM acquisition during 2012 (refer to Note 3) and the decrease is primarily due to the payment made during 2012 for Smilebox acquisition (refer to Note 3).

t.	Treasury shares:

In the past the Company repurchased its Ordinary shares on the open market and holds those shares as treasury shares. The Company presents the cost to repurchase treasury shares as a reduction of shareholders' equity.

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

In May 2011, the FASB issued guidance that changed the requirement for presenting "Comprehensive Income" in the consolidated financial statements. The update requires an entity to present the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The update is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 and should be applied retrospectively. The Company adopted this new guidance on January 1, 2012 and elected to present the comprehensive income in two separate but consecutive statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

v.	Business combinations:

The Company accounted for business combination in accordance with ASC No. 805, "Business Combinations". ASC No. 805 requires recognition of assets acquired, liabilities assumed, and any non-controlling interest at the acquisition date, measured at their fair values as of that date. Any excess of the fair value of net assets acquired over purchase price and any subsequent changes in estimated contingencies are to be recorded in earnings. In addition, changes in valuation allowance related to acquired deferred tax assets and in acquired income tax position are to be recognized in earnings.

Acquisition related costs are expensed to the statement of income in the period incurred.

w.	Reclassifications:

Certain amounts in prior years' financial statements have been reclassified to conform to the current year's presentation. The reclassification had no effect on previously reported net income or shareholders' equity.

NOTE 3:-	ACQUISITIONS

a.	Acquisition of Sweet IM Ltd.

On November 30, 2012 ("Closing Date") the Company completed the acquisition of 100% of the shares of Sweet IM Ltd. ("Sweet IM"), an Israeli-based consumer internet company that produces a variety of applications. The financial results of Sweet IM are included in the consolidated financial statements from the Closing Date. The total consideration is composed as follows:

•	$ 13,054 in cash, including $ 3,014 for working capital acquired from Sweet IM;
•	1,990,000 ordinary shares of the Company issued at closing for total value of $17,863, which considered the market restrictions on these shares;
•
$ 7,500 in cash (subject to certain adjustments), payable within 12 months following the Closing Date (December 2013). In connection with this consideration, the Company recorded a $ 7,324 liability; and

•
A milestones-based contingent cash payment of up to $7,500 payable in June 2014. In connection with this contingent payment consideration, the Company recorded at the Closing Date, an estimated liability of $5,992.

In addition, the Company incurred acquisition related costs in a total amount of $ 1,593, which are included in general and administrative expenses for the year ended December 31, 2012. Acquisition related costs include legal, accounting fees and other costs directly related to the acquisition.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	ACQUISITIONS (Cont.)

The primary reasons for this acquisition include; Sweet IM’s back-end systems, the talent and professional background of its employees, and its product suite, so as to include other consumer products that bear similar characteristics appealing to its unique demographic segment. A significant amount of the acquisition was recorded as goodwill due to the synergies with Sweet IM.

Under business combination accounting, the total purchase price was allocated to Sweet IM’s net tangible and intangible assets based on their estimated fair values as set forth below. The excess of the purchase price over the net tangible and identifiable intangible assets was recorded as goodwill.

Cash	$2,733
Restricted cash	10,260
Trade receivables	7,473
Other receivables and prepaid expenses	1,253
Property and equipment	216
Long-term prepaid expenses and other	70
Trade payables	(2,318)
Accrued expenses and other liabilities	(5,148)
Payment obligation related to acquisition	(9,958)
Intangible assets	30,756
Deferred tax liability	(3,786)
Goodwill	12,682

Total purchase price	$44,233

Intangible assets:

In performing the purchase price allocation, the Company considered, among other factors, analysis of historical financial performance, highest and best use of the acquired assets and estimates of future performance of Sweet IM's products. The fair value of intangible assets was based on market participant approach to valuation, performed by a third party valuation firm using estimates and assumptions provided by management. The following table sets forth the components of intangible assets associated with Sweet IM acquisition:

	Fair value	Useful life

Technology	$20,066	5 years
Logo	5,242	4 years
IP R&D	5,448	(*)

Total intangible assets	$30,756

(*) Will be determined upon completion of the development

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	ACQUISITIONS (Cont.)

The following unaudited condensed combined pro forma information for the years ended December 31, 2011 and 2012, gives effect to the acquisition of Sweet IM as if the acquisition had occurred on January 1, 2011. The pro forma information is not necessarily indicative of the results of operations, which actually would have occurred if the acquisition had been consummated on that date, nor does it purport to represent the results of operations for future periods. For the purposes of the pro forma information, the Company has assumed that net income includes additional amortization of intangible assets related to the acquisition of $ 6,484 and $ 6,345 in 2011 and 2012, respectively and related tax effects .

	Year ended December 31,
	2011	2012
	Unaudited	Unaudited

Revenues	$$51,190	$$79,254

Net income	$1,154	$ $ 4,887

Basic earnings per share	$0.12	$0.48

Diluted earnings per share	$0.12	$0.47

b.	Acquisition of Sweet IM Ltd.

On August 31, 2011, the Company completed the acquisition of all of the outstanding shares of Smilebox Inc. ("Smilebox"). The Company included the financial results of Smilebox in its consolidated financial statements from the date of acquisition. Under the Purchase Agreement, the total consideration is composed of cash and Ordinary shares of the Company, as follows:

•	$ 24,269 in cash;
•	128,538 Ordinary shares of the Company issuable at closing at fair value of $ 750;
•
$ 7,000 in cash and in Ordinary shares of the Company (subject to certain adjustments), payable within 7 months following the closing (March 2012). In connection with this consideration, the Company recorded a $ 6,474 liability at closing. This amount was paid in full in 2012, including $ 6,266 paid in cash and 65,720 shares issued at value of  $ 337  and;

•
A milestone-based contingent cash and Ordinary shares of the Company payment ("Contingent Payment") of up to $ 8,000 payable in September 2012. The Company recognized a liability of zero with respect to this Contingent Payment, which represents its fair value. No payment was made in September 2012 as the milestones were not met.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	ACQUISITIONS (Cont.)

In addition, the Company incurred acquisition related costs in a total amount of $ 1,069, which are included in general and administrative expenses for the year ended December 31, 2011. Acquisition related costs include compensation to executive, legal and accounting fees directly related to the acquisition.

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

	Fair value	Useful life

Customer relationships	$1,488	4.3-6.3 years
Technology	3,000	3 years
Trade name	1,870	10.25 years

Total intangible assets	$6,358

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:-           OTHER RECEIVABLES AND PREPAID EXPENSES

	December 31,
	2011	2012

Government authorities	$5,555	3,661
Prepaid expenses	471	1,079
Deferred tax asset, net	258	360
Other	175	324

	$6,459	5,424

NOTE 5:-           PROPERTY AND EQUIPMENT, NET

	December 31,
	2011	2012
Cost:
Computers and peripheral equipment	$3,861	$3,745
Office furniture and equipment	533	670
Leasehold improvements	606	618

	5,000	5,033

Accumulated depreciation	3,700	3,511

Property and equipment, net	$1,300	$1,522

Depreciation expenses totaled $ 627, $ 588 and $ 657 for the years ended December 31, 2010, 2011 and 2012, respectively.

During 2011 and 2012 the Company recorded a reduction of $ 10 and $ 846 respectively, to the cost and accumulated depreciation for fully depreciated equipment no longer in use.

NOTE 6:-	GOODWILL AND OTHER INTANGIBLE ASSETS, NET

a.	Goodwill:

The changes in the carrying amount of goodwill for the years ended December 31, 2012 and 2011 are as follows:

	2011	2012

Balance as of January 1	$-	24,753
Changes during year	24,753	12,682

Balance as of December 31	$24,753	37,435

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-	GOODWILL AND OTHER INTANGIBLE ASSETS, NET (Cont.)

b.	Other intangible assets, net

Net other intangible assets consisted of the following:

	Useful	December 31,
	life	2011	2012
Original amount:
Capitalized software development costs	3-5	$739	$1,587
Capitalized content costs and domain	3-5	555	556
Technology	3-5	3,000	23,066
Trade name	10.25	1,870	1,870
Customer relationship	4.3-6.3	1,488	1,488
Logo	5	-	5,242
IP R&D		-	5,448

		7,652	39,257
Accumulated amortization:
Capitalized software development costs		22	398
Capitalized content costs and domain		368	485
Technology		333	1,822
Trade name		61	243
Customer relationship		262	913
Logo		-	101

		1,046	3,962

		$6,606	$35,295

c.	Amortization expense amounted to $ 112, $ 800 and $ 2,915 for the years ended December 31, 2010, 2011 and 2012, respectively.

d.	The estimated future amortization expense of other intangible assets as of December 31, 2012 is as follows:

2013	9,686
2014	9,853
2015	7,539
2016	5,393
2017 and thereafter	2,824

$35,295

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2011	2012

Employees and payroll accruals	$1,556	3,865
Government authorities	1,429	3,812
Uncertain tax position liability	2,151	3,952
Deferred tax liabilities, net	-	971
Accrued expenses and other	1,814	2,079

	$6,950	14,679

NOTE 8:-	COMMITMENTS AND CONTINGENT LIABILITIES

The facilities of the Company are rented under operating lease agreements that expire in 2015. The Company leases its motor vehicles and servers under cancelable operating lease agreements.

Aggregate minimum lease commitments under operating leases as of December 31, 2012, were as follows:

2013	$1,173
2014	1,145
2015	586

$2,904

Total rent expenses for the years ended December 31, 2010, 2011 and 2012 amounted to $ 503, $ 586 and $ 967, respectively.

Total lease expenses for the years ended December 31, 2010, 2011 and 2012 amounted to $ 395, $ 349 and $ 234, respectively.

NOTE 9:-	LONG-TERM LOAN

a.
On May 17, 2012, the Company entered into  Loan Agreements (the "Agreements"), with two Israeli Banks (the "Banks"), based on which the Company borrowed $10,000

The Agreements contain various provisions including a pledge of all the Company’s assets under a floating charge, compliance with certain financial covenants, restrictive covenants, including negative pledges, and other commitments, typically contained in facility agreements of this type. As of December 31, 2012, the Company was in compliance with all covenants.

The loans shall be repaid in 16 and 20 equal quarterly installments, respectively starting July 17, 2012. Interest rates applicable are 4.35% and 4.64%, payable monthly starting May 17, 2012.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	LONG-TERM LOAN (Cont.)

b.	As of December 31, 2012, the aggregate principal annual maturities according to the loan agreement are as follows:

Repayment amount
2013 (current maturities)	$2,300
2014	2,300
2015	2,300
2016	1,550
2017	400

Total	$8,850

NOTE 10:-	INCOME TAXES

a.	Tax benefits under the Israel Law for the Encouragement of Capital Investments, 1959 (the "Law"):

Various industrial programs of the Company had been granted "Approved Enterprise" and "Beneficiary Enterprise" status, which provides certain benefits, including tax exemptions and reduced tax rates. Income not eligible for Approved Enterprise and Beneficiary Enterprise benefits is taxed at a regular rate.

In the event dividends are distributed from tax-exempt income, the amount distributed will be subject to corporate tax at the rate ordinarily applicable to the Approved Enterprise's income. Tax-exempt income generated under the Company's Beneficiary Enterprise program will be subject to taxes upon dividend distribution or complete liquidation. The entitlement to the above benefits is conditional upon the Company's fulfilling the conditions stipulated by the Law and regulations published thereunder. Should the Company fail to meet such requirements in the future, income attributable to its Approved Enterprise and Beneficiary Enterprise programs could be subject to the statutory Israeli corporate tax rate and the Company could be required to refund a portion of the tax benefits already received, with respect to such programs. As of December 31, 2012, management believes that the Company is in compliance with the Law’s conditions.

In November 2010 the Company's Board decided to change its dividend policy whereby the Company does not intend to distribute dividends from earnings of 2011 and beyond. As of December 31, 2012, tax exempt income incurred up to December 31, 2010 that was not distributed was approximately $ 8,900. Should this amount be distributed, it would be taxed at the corporate tax rate applicable to such profits (currently 25%), and an income tax liability of up to approximately $ 2,225 would be incurred.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	INCOME TAXES (Cont.)

The Investment Law, was subject to a reform effective January 2011. According to the reform a flat tax rate will apply to companies eligible for the “Preferred Enterprise” status. In order to be eligible for Preferred Enterprise status, a company must meet minimum requirements establishing that it contributes to the country’s economic growth and is a competitive factor for the Gross Domestic Product (a competitive enterprise). Israeli companies which currently benefit from an Approved or Beneficiary Enterprise status and meet the criteria for qualification as a Preferred Enterprise can elect to apply the new Preferred Enterprise benefits by waiving their benefits under the Approved and Beneficiary Enterprise status.

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

Taxable income of Israeli companies is subject to the Israeli corporate tax at the following rates: 2010 - 25%, 2011 - 24%, 2012 – 25%.

c.	Income taxes of non-Israeli subsidiaries:

Non-Israeli subsidiaries are taxed according to the tax laws in their respective countries of residence.

d.
Tax reports filed by the Company and its subsidiaries in Israel through the year ended December 31, 2008 are considered final. The U.S tax returns of the U.S subsidiaries remain subject to examination by the U.S tax authorities for the tax years beginning on December 31, 2008.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	INCOME TAXES (Cont.)

e.	Tax loss carry-forwards:

The company has a Net operating loss carry-forwards in the United States as of December 31, 2012 of approximately $ 20,000.

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

Components of the Company's deferred tax assets (liabilities) are as follows:

	December 31,
	2011	2012
Deferred tax assets:
Net operating loss carry forwards	$6,821	$7,800
Other	331	500

Deferred tax assets, before valuation allowance	7,152	8,300
Valuation allowance	(4,113)	(6,254)

Total deferred tax assets, net of valuation allowance	3,039	2,046

Deferred tax liabilities:
Intangible assets	(2,281)	(5,248)
Deferred revenues	(427)	-
Capitalized software development costs	(85)	(148)

Total deferred tax liabilities	(2,793)	(5,396)

Deferred tax asset (liability), net	$246	$(3,350)

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	INCOME TAXES (Cont.)

Domestic:
	December 31,
	2011	2012

Current deferred tax asset, net	$258	$360
Current deferred tax liability	-	(971)
Non-current deferred tax asset, net	-	140
Long-term deferred tax liability	(12)	(2,879)

	$246	$(3,350)

Current deferred tax assets, net, is included within other receivables and prepaid expenses in the balance sheets. Current deferred tax liability, net, is included within accrued expenses and other liabilities in the balance sheets. Non-current deferred tax asset, net is included within other assets on the balance sheets

g.	Reconciliation of the Company's effective tax rate to the statutory tax rate in Israel

	Year ended December 31,
	2010	2011	2012

Income before taxes on income	$11,621	$5,840	$6,007

Statutory tax rate in Israel	25%	24%	25%

Theoretical income tax expense	$2,905	$1,402	$1,502
Increase (decrease) in tax expenses resulting from:
"Preferred Enterprise" benefits (*)	-	(1,751)	(1,369)
Non-deductible expenses	230	78	757
Previous years taxes	-	(156)	-
Tax on previously distributed dividend from tax-exampt income	-	-	812
Loss and timing differences for which no deferred taxes were recorded	-	994	1,009
Tax adjustment in respect of different tax rate of foreign subsidiary	-	(400)	(151)
Other	97	5	(87)

Taxes on income	$3,232	$172	$2,473

(*) Benefit per Ordinary share, resulting from " Preferred Enterprise " status:
Basic	$-	$0.18	$0.13
Diluted	$-	$0.18	$0.13

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	INCOME TAXES (Cont.)

h.	Income taxes are comprised as follows:

	Year ended December 31,
	2010	2011	2012

Deferred tax benefit	$(385)	$(1,140)	$(172)
Current taxes	3,617	1,312	2,645
	$3,232	$172	$2,473

i.	Uncertain tax position:

Reconciliation of the beginning and ending balances of unrecognized tax benefits

	December 31,
	2011	2012

Balance at January 1	$1,388	$2,151
Additions for prior year tax positions	505	622
Additions in tax positions for current year	258	1,179

Balance at December 31	$2,151	$3,952

j.	Income before taxes on income is comprised as follows:

	Year ended December 31,
	2010	2011	2012

Domestic	$11,553	$8,325	$8,530
Foreign - U.S.A	68	(2,485)	(2,523)

	$11,621	$5,840	$6,007

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	SHAREHOLDERS' EQUITY

a.	Ordinary share:

The Ordinary shares entitle their holders to voting rights, the right to receive cash dividend and the right to a share in excess assets upon liquidation of the Company. In January 6, 2011 the shareholders resolved to increase the authorized share capital of the Company to 40,000,000 Ordinary shares with a nominal value of NIS 0.01 each.

b.	Share option plans:

In 2003, the Company adopted a share option plan ("the 2003 Plan"). Under the 2003 Plan, employees, officers and non-employees may be granted options to acquire Ordinary shares. Pursuant to the 2003 Plan, the Company has reserved for issuance a total of 4,368,000 Ordinary shares. As of December 31, 2012, 1,005,173 options were still available for future grant under the 2003 Plan.

Options granted under the 2003 Plan vested over three years from the grant date. The options expire no later than five years from the date of grant.

A summary of the activity in the share options granted to employees, non-employees and directors for the year ended December 31, 2012 and related information is as follows:

		Weighted average
	Number of options	Exercise price	Remaining contractual term (in Years)	Aggregate intrinsic value

Outstanding at January 1, 2012	1,776,072	$5.87	3.39	$113
Granted	1,060,501	$6.19
Exercised *)	(209,067)	$4.41
Cancelled	(221,206)	$6.12
Forfeited	(82,666)	$7.09

Outstanding at December 31, 2012 **)	2,323,634	$6.09	3.38	$6,971

Exercisable at December 31, 2012 ***)	694,005	$5.72	2.31	$2,278

*)	During 2012, 25,000 share options were exercised in consideration for cash received in an amount of $ 76 and 184,067 share options were exercised under net-share settlement.

**)
Represents intrinsic value of 1,930,300 outstanding options that are in-the-money as of December 31, 2012. The remaining 393,334 outstanding options are out of the money as of December 31, 2012, and their intrinsic value was considered as zero.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	SHAREHOLDERS' EQUITY (Cont.)

***)
Represents intrinsic value of 650,672 exercisable options that are in-the-money as of December 31, 2012. The remaining 43,333 outstanding options are out of the money as of December 31, 2012, and their intrinsic value was considered as zero.

The weighted-average grant-date fair value of options granted during the years 2010, 2011 and 2012 was $ 1.23, $ 2.29 and $ 1.83, respectively.

As of December 31, 2012, the total compensation cost related to options granted to employees, not yet recognized, amounted to $ 2,278. The cost is expected to be recognized over a weighted average period of 2.37 years.

Aggregate intrinsic value of options exercised in 2010, 2011 and 2012 amounted to $ 713, $ 580 and $ 555, respectively.

The options outstanding under the Company's Stock Option Plans as of December 31, 2012 have been separated into ranges of exercise price as follows:

Outstanding				Exercisable
		Weighted
		average	Weighted		Weighted
Ranges of		remaining	average		average
exercise	Number of	contractual	exercise	Number of	exercise
price	options	life (years)	price	options	price

2.30-3.51	50,000	0.52	3.27	50,000	3.27
4.04-4.38	997,168	3.39	4.23	300,000	4.38
5.12-5.99	299,336	3.12	5.80	33,334	5.61
6.04-6.93	229,004	2.68	6.65	145,670	6.62
7.11-7.85	354,792	3.12	7.47	121,667	7.49
9.14-9.98	393,334	4.59	9.80	43,334	9.98

	2,323,634			694,005

Stock-based compensation was recorded in the following items

	Year ended December 31,
	2010	2011	2012

Cost of sales	$7	$10	$16
Research and development	145	108	221
Selling and marketing	151	78	168
General and administrative	458	987	651

Total Expenses	$761	$1,183	$1,056

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	SUPPLEMENTARY DATA ON SELECTED CONSOLIDATED STATEMENTS OF INCOME ITEMS

a.	Financial income, net:

	Year ended December 31,
	2010	2011	2012
Financial income:
Interest from bank deposits and marketable securities	$449	$304	29
Gains from marketable securities, net	-	71	-
Exchange rate differences , net	-	102	170
Interest from government authorities, net	-	988	225

	449	1,465	424
Financial expenses:
Losses from marketable securities, net	38	-	-
Exchange rate differences , net	45	-	-

Accretion of payment obligation related to acquisitions	-	100	177
Interest with respect to long-term loans	-	-	373
Other	44	72	48

	127	172	598

	$322	$1,293	(174)

b.	Research and development costs, net:

	Year ended December 31,
	2010	2011	2012

Total costs	$6,607	$8,192	$11,583
Capitalized software development costs	-	(739)	(848)

	$6,607	$7,453	$10,735

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	SUPPLEMENTARY DATA ON SELECTED CONSOLIDATED STATEMENTS OF INCOME ITEMS (Cont.)

c.	Net earnings per Ordinary share:

  Computation of basic and diluted net earnings per share is as follows:

1.	Numerator:

	Year ended December 31,
	2010	2011	2012

Net income available to Ordinary shareholders	$8,389	$5,668	$3,534

2.	Denominator:

	Year ended December 31,
	2010	2011	2012

Weighted average number of Ordinary shares, net of treasury stock	9,622,181	9,796,380	10,159,049
Effect of dilutive securities:
Add - stock options	209,447	205,791	207,759

Adjusted weighted average shares	9,831,628	10,002,171	10,366,808

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Perion Network Ltd.

By:	/s/ Josef Mandelbaum
Josef Mandelbaum
Chief Executive Officer

Date:  April  29, 2013

EXHIBIT INDEX

No.	Description

1.2	Amended and Restated Articles of Association of Registrant, dated February 3, 2006.

4.1	The Registrant’s 2003 Israeli Share Option Plan and the U.S. Addendum to such plan.

4.2	Amendment to Google Search and Advertising Services Agreement, dated January 31 2013.

4.5	Amendment to the Commitment Letter and Financial Covenants Letter among the Company and Bank Leumi Le-Israel, B.M., dated May 10, 2012.

4.6	Amendment to Commitment Letter and Financial Covenants Letter among the Company and the First International Bank of Israel, B.M., dated April 15, 2012 (translated from Hebrew).

4.8	Google Search and Advertising Services Agreement, dated April 23, 2013, between the Company and Google Ireland Limited.*

4.9
Share Purchase Agreement by and among Perion Network Ltd., SweetIM Ltd., SweetIM Technologies Ltd., the Shareholders of SweetIM Ltd. and Nadav Goshen as Shareholders’ Agent, dated as of November 7, 2012, and Amendment No. 1, dated as of November 30, 2012.

4.10	Registration Rights Agreement among the Company and the investors listed therein, dated as of November 7, 2012.

8	List of all subsidiaries.

12.1	Certification required by Rule 13a-14(a) or Rule 15d-14(a) executed by the Chief Executive Officer of the Company.

12.2	Certification required by Rule 13a-14(a) or Rule 15d-14(a) executed by the Chief Financial Officer of the Company.

13.1	Certification required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

13.2	Certification required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

15.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, Independent Auditors.

101
The following financial information from Perion Network Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2012, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets at December 31, 2011 and 2012; (ii) Consolidated Statements of Income for the years ended December 31, 2010, 2011 and 2012; (iii) Consolidated Statements of Comprehensive Income for the years ended December 31, 2010, 2011 and 2012; (iv) Statements of Changes in Shareholders’ Equity and Comprehensive Income for the years ended December 31, 2010, 2011 and 2012; (v) Consolidated Statements of Cash Flows for the years ended December 31, 2010, 2011 and 2012; and (vi) Notes to Consolidated Financial Statements. (1)

___________________________

(1)
In accordance with Rule 406T of Regulation S-T, the information in Exhibit 101 is furnished and deemed not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Exchange Act of 1934, and otherwise is not subject to liability under these sections and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, except as expressly set forth by specific reference in such filing.

*	Confidential treatment was requested with respect to certain portions of this exhibit pursuant to 17.C.F.R. §§ 230.406 and 200.83. Omitted portions were filed separately with the SEC.