Form 20-F/A
period 2012-12-31
Perion Network Ltd.
filed 2013-04-29
CIK 1338940

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A

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

Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes ☐   No ☒

ii

EXPLANATORY NOTE

We are filing this Amendment No. 1 to our Annual Report on Form 20-F, or Form 20-F/A, solely to indicate the conformed signature and the date on the report of Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, dated April 29, 2013 (page F-2).  Though the dated report, as well as the signature thereon, have been obtained, the date and the conforming signature were inadvertently omitted in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2013, or the Original Form 20-F. Although we have re-filed the entire Original Form 20-F as amended, for clarity, the amendments are limited in scope to such corrections and do not amend, update, or change any other items or disclosures contained in the Original Form 20-F. Except as described in this paragraph, we do not purport by this Form 20-F/A to update any of the information contained in the Original Form 20-F.

iii

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

/s/ KOST FORER GABBAY & KASIERER
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 29, 2013	A Member of Ernst & Young Global

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