Form 20-F
period 2013-12-31
Perion Network Ltd.
filed 2014-04-10
CIK 1338940

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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
4 HaNechoshet Street
Tel Aviv, Israel 69710
(Name, Telephone, E-mail and /or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of Each Exchange on which Registered
Ordinary shares, par value NIS 0.01 per share	NASDAQ Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Annual Report.

As of December 31, 2013, the Registrant had outstanding 12,501,237 ordinary shares, par value NIS 0.01 per share.

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

Large accelerated filer ☐      Accelerated filer ☒      Non-accelerated filer ☐

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

Item 17 ☐   Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes ☐   No ☒

PRELIMINARY NOTES

Terms

As used herein, and unless the context suggest otherwise, the terms "Perion", "Company", "we", "us" or "ours" refer to Perion Network Ltd. and subsidiaries. References to "dollar" and "$" are to U.S. dollars, the lawful currency of the United States, and references to "NIS" are to New Israeli Shekels, the lawful currency of the State of Israel. This annual report contains translations of certain NIS amounts into U.S. dollars at specified rates solely for your convenience. These translations should not be construed as representations by us that the NIS amounts actually represent such U.S. dollar amounts or could, at this time, be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, we have translated NIS amounts into U.S. dollars at an exchange rate of NIS 3.471 to $1.00, the representative exchange rate reported by the Bank of Israel on December 31, 2013.

Trademarks

Perion™, IncrediMail™, PhotoJoy™, Smilebox Teeth Design™, Smilebox™, SWEETPACKS™ and SWEETIM™ are our registered trademarks. All other registered trademarks and trade names appearing in this annual report are owned by their respective holders.

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

Factors that could cause actual results to differ from our expectations or projections include certain risks, including but not limited to the risks and uncertainties relating to our business, intellectual property, industry and operations in Israel, as described in this annual report under Item 3.D. – "Key Information – Risk Factors."  Assumptions relating to the foregoing involve judgment with respect to, among other things, future economic, competitive and market conditions, and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. In light of the significant uncertainties, inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives or plans will be achieved. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time and it is not possible for our management to predict all risks, nor can we assess the impact of all risks on our business or the extent to which any risk, or combination of risks, may cause actual results to differ from those contained in any forward-looking statements.

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

ITEM 2.                      OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.

ITEM 3.                      KEY INFORMATION

A.           SELECTED FINANCIAL DATA

The following tables present selected financial data and should be read in conjunction with "Item 5 – Operating and Financial Review and Prospects" and our consolidated financial statements and related notes appearing elsewhere in this annual report. We derived the selected operations data below for the years ended December 31, 2011, 2012 and 2013 and the selected balance sheet data as of December 31, 2012 and 2013 from our audited consolidated financial statements included elsewhere in this report. We derived the selected operations data below for the years ended December 31, 2009 and 2010 and the selected balance sheet data as of December 31, 2009, 2010 and 2011 from our audited consolidated financial statements not included in this report. Our consolidated financial statements are prepared and presented in U.S. dollars and in accordance with U.S. Generally Accepted Accounting Principles ("U.S. GAAP"). This data does not reflect our ClientConnect business, which was transferred by Conduit Ltd. ("Conduit") to ClientConnect Ltd. ("ClientConnect") on December 31, 2013.

We acquired ClientConnect on January 2, 2014 (the "ClientConnect Acquisition"). Shortly after filing this annual report, we expect to submit with the U.S. Securities and Exchange Commission ("SEC") a report on Form 6-K containing the audited consolidated statements of income, change in shareholders' equity and cash flows of ClientConnect for the years ended December 31, 2011, 2012 and 2013 and the audited consolidated balance sheets of ClientConnect as of December 31, 2012 and 2013, as well as pro forma combined financial data of Perion and ClientConnect as though the ClientConnect Acquisition were consummated on January 1, 2013.

	Year ended December 31,
Statement of Operations Data:	2009	2010	2011	2012	2013
	U.S. dollars in thousands (except share and per share data)
Revenues
Search	$20,011	$22,792	$25,466	$38,061	$59,038
Products	6,717	5,404	7,191	17,574	17,818
Advertising and Other	467	1,301	2,816	4,588	10,292
	$27,195	$29,497	$35,473	$60,223	$87,148
Cost of revenues	1,505	1,606	2,840	5,230	11,440
Gross profit	25,690	27,891	32,633	54,993	75,708
Operating expenses:
Research and development costs, net	6,254	6,607	7,453	10,735	13,393
Selling and marketing expenses	4,616	5,244	12,984	29,517	43,358
General and administrative expenses	3,334	4,741	7,649	8,560	15,077
Total operating expenses	14,204	16,592	28,086	48,812	71,828
Operating income	11,486	11,299	4,547	6,181	3,880
Financial income (expense), net	72	322	1,293	(174)	(1,233)
Income, before taxes on income	11,558	11,621	5,840	6,007	2,647
Taxes on income	3,545	3,232	172	2,473	2,337
Net income	$8,013	$8,389	$5,668	$3,534	$310
Net earnings per share:
Basic	$0.86	$0.87	$0.58	$0.35	$0.03
Diluted	$0.84	$0.85	$0.57	$0.34	$0.02
Weighted average number of shares used in net earnings per share:
Basic	9,347,915	9,622,181	9,796,380	10,159,049	12,330,631
Diluted	9,562,721	9,831,628	10,002,171	10,366,808	13,003,334

	As of December 31,
	2009	2010	2011	2012	2013
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$24,368	$16,055	$11,260	$21,762	$23,364
Working capital	26,846	28,067	(27)	(4,296)	(2,860)
Total assets	39,894	41,348	54,904	123,159	114,875
Total liabilities	12,892	13,196	23,083	68,449	58,305
Shareholders’ equity	27,002	28,152	31,815	54,710	56,570

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

Risks Related to Our Business

We are highly dependent on Internet search based revenues.

Both our legacy business (our business before the ClientConnect Acquistion) and the ClientConnect business are very dependent on search based revenues which are based on the acceptance and subsequent retention of search properties by the users of the software products of these businesses. In 2013, these search based revenues accounted for 68% of the revenues related to our legacy business and 85% of ClientConnect's revenues. In addition, the market for offering and retaining search properties is very competitive. While our strategy is to diversify our revenue streams and limit the dependence on search based revenues, we expect this venue to continue to generate a major portion of our revenues in the foreseeable future. Adverse changes in the search industry or our failure to retain existing users, or attract new users, as well as generate traffic to our search properties, could adversely affect our business, financial condition and results of operations.

Our business depends heavily upon revenues generated from arrangements with search providers, including Microsoft and Google, and any adverse change in those relationships could adversely affect our business or its financial condition and results of operations.

The vast majority of our revenues from our legacy business in 2013 were derived from search services agreements with Google Ireland Limited ("Google"), APN LLC ("APN") and Microsoft Online Inc. ("Microsoft"), which expire on April 30, 2015, March 31, 2016 and December 27, 2014, respectively. In 2013, our agreement with Google accounted for 46% of our legacy business revenues, the agreement with APN accounted for 11% of our legacy business and the agreement with Microsoft accounted for 9% of our legacy business revenues. The Perion agreement with Microsoft may be terminated by 30 days' advance notice. As a result of the ClientConnect Acquisition, we also are highly dependent on ClientConnect's agreements with Microsoft and Google, which expire on December 31, 2014 and on August 31, 2015, respectively. In 2013, ClientConnect's agreement with Microsoft accounted for 63% of ClientConnect's revenues, and its agreement with Google accounted for 22% of ClientConnect's revenues.

If any of these agreements is terminated, substantially amended, or not renewed on favorable terms, we could experience a material decrease in our search generated revenues or the profits they create and we could be forced to seek alternative search providers. There are very few companies in the market that provide Internet search and advertising services similar to those provided by Google, Microsoft and Yahoo. These three are the dominant players in this market, particularly on a global scale, and competitors do not offer as much coverage through sponsored links or searches. If we fail to quickly locate, negotiate and finalize alternative arrangements, or if the alternatives do not provide for terms that are as favorable as those provided for by these agreements, or if the alternative arrangements will not attract the same traffic as the traffic attracted by Microsoft or Google, or if the termination by Microsoft or Google affects our ability to contract with other providers, we would experience a material reduction in our revenues and, in turn, our business, financial condition and results of operations would be adversely affected.

We rely heavily on the ability to offer our search properties to users of consumer downloadable software products and subsequently retain our search properties. Should this offering be blocked, constrained, limited, materially changed, based on change of guidelines or otherwise, or made redundant by any of our search engine providers, including Microsoft and Google, our ability to generate revenues from our users' search activity could be significantly reduced.

The search services agreement with each of Microsoft, Google and other search partners of ours requires that we comply with certain guidelines promulgated by them for the use of its brands and services, including the manner in which their paid listings are displayed within search results, and that we establish guidelines to govern certain activities of third parties to whom we syndicate paid listings, including the manner in which those parties drive search traffic to their websites and display paid listings. Subject to certain limitations, any one of our search partners may unilaterally update its policies and guidelines, which could in turn require modifications to, or prohibit and/or render obsolete certain of our products, services and/or practices, which could be costly to address or otherwise have an adverse effect on our business, our financial condition and results of operations. Noncompliance with our search partners' guidelines, especially Microsoft’s or Google's guidelines, by us  or by third parties to which we syndicate paid listings or by the publishers through whom we secure distribution arrangements for our products could, if not cured, result in such companies' suspension of some or all of their  services to the websites of our third party publishers, the imposition of additional restrictions on our ability to syndicate paid listings or distribute our products or the termination of the services agreement by our search partners.

The guidelines imposed pursuant to our agreement with Google, with respect to homepage resets, installing toolbars and default search resets to Google services when providing downloadable applications were changed in February 2013, and this had negative revenue implications.  Since then, Google has continued instituting other less material changes to its policy governing its relationship with search partners. Should Microsoft, Google or other companies providing Internet browsers, effectively further restrict, discourage, or otherwise hamper companies, like us, from offering or changing the search properties, this would cause a material adverse effect on our revenue and our financial results.

Should the providers of the underlying platforms, and browsers in particular, further block, constrain, limit, materially change their guidelines or the way they operate, our ability to generate revenues from our users' search activity could be significantly reduced.

In December 2013, Google announced that it will restrict the ability to install multi-purpose extensions onto its Chrome internet browser starting in June 2014. As most of our offerings offer such multi-purpose extensions, this policy decision is expected to adversely affect our business. Should Microsoft, Google or other companies providing Internet browsers, or other underlying platforms effectively further restrict, discourage, or otherwise hamper companies, like us, from offering or changing the search properties, this would cause a material adverse effect on our revenue and our financial results.

If we are unable to successfully integrate the recently acquired ClientConnect business and our legacy business, our operating results may be adversely affected.

On January 2, 2014, we completed the acquisition of the ClientConnect business, which is substantially larger than our legacy business.  Achieving the expected benefits of the ClientConnect Acquisition will depend on the timely and efficient integration of ClientConnect's and our operations, technology, business culture and personnel. The integration may not be completed as expected, and if we fail to effectively integrate the operations, we may not achieve the expected benefits of the acquisition. The challenges involved in completing this integration include:

•	effectively managing the ClientConnect business independently of Conduit;

•	transfer of the ClientConnect business to our brand by the end of the transition period during which we are permitted to utilize the name "Conduit";

•	completing the integration of the operations of the ClientConnect business with our legacy operations;

•	retaining our legacy customers and sales distribution channels, as well as those of the ClientConnect business;

•	fully incorporating ClientConnect's technology and products into our legacy technology and product lines;

•	continuing to demonstrate to the customers of the ClientConnect business that the acquisition has not resulted in any adverse changes in customer service standards or product support;

•	ensuring that the employees of the legacy business as well as the employees of ClientConnect are comfortable with the business culture of the combined companies; and

•	maintaining employee morale and retaining key employees.

We may become liable to unforeseen risks and liabilities associated with the acquired ClientConnect business.

In the course of integrating the acquired ClientConnect business into our own business, we may discover risks and liabilities that were not anticipated at the time of the acquisition. We may also become subject to liabilities arising from the conduct of the ClientConnect business prior to the time of acquisition. These risks and liabilities could adversely affect our business, financial condition and results of operations.

The generation of revenues from search activity has become subject to fierce competition. We obtain a significant portion of our revenues from searches made by users of our search properties. If we cannot compete effectively in this market, our revenues are likely to decline.

We obtain a significant portion of our revenues through designating the Company as the default search provider during the download of our products and those of our partners. We therefore are constantly looking for ways to convince potential users to accept our offering, designating the Company as its default search provider and accept the other search properties offered. To achieve these goals, we rely heavily on third-party publishers to distribute our search syndication services as a value-added component of their own software product offerings. In exchange, we pay incentive fees based on a number of factors, including our projection of the potential revenues derived from these engagements. There are a growing number of companies that generate an increasing amount of their revenues from searches, some of them with a more significant presence than ours and with greater capability to offer substantially more content, and others utilizing aggressive marketing practices that we are unwilling to use as it detracts from the user experience or are not permitted by our agreements or accepted practices. In addition, with competition growing, even the larger and in the past more conservative companies (such as Google, Microsoft and others) have become increasingly aggressive in their search service offering.  Therefore, our ability to attract new users to install our search assets and to retain existing users, could suffer, preventing or delaying our ability to increase our revenues, or even causing them to decline.

The marketing of our search services significantly relies on our ability to advertise and distribute our products together with the distribution of free software from other companies.  Should Microsoft, Google or our other search partners institute material changes in our ability to partner with distribution partners, it would be more difficult to acquire new customers and would adversely affect our revenues.

Our reliance on advertising for acquiring new customers in conjunction with other companies distributing other free software products has grown and is an integral part of our plans to continue to achieve rapid growth. These distribution partnerships are regulated by our search partners, including Microsoft and Google. While abiding by search providers’ policies and guidelines, we seek to optimize the installation process in order to increase users’ selection of search services. In particular, we have adopted an "opt out" approach to the installation process in the United States and Canada, pursuant to which, when users install a toolbar or other products containing a search engine, the option to have the search engine serve as their primary search provider is presented as the default option. Users are required to unselect each feature of the toolbar’s or other product’s search services if they do not wish to install the search functions of the product on their computers. This method of distribution has been very effective for us in the past and has significantly contributed to our growth. Should our search partners continue to implement changes to their guidelines, including the further restriction of the "opt out" feature, or restrict us from working with other distribution partners, our ability to market our products and search services would be limited and our results of operations could be materially adversely affected.

In order to receive advertisement-generated revenues from our search partners, we depend, in part, on factors outside of our control.

The amount of revenue we receive from each of our search partners depends upon a number of factors outside of our control, including the amount these search providers charge for advertisements, the efficiency of the search provider’s system in attracting advertisers and syndicating paid listings in response to search queries and parameters established by it regarding the number and placement of paid listings displayed in response to search queries. In addition, each of the search partners  makes judgments about the relative attractiveness (to the advertiser) of clicks on paid listings from searches performed on a toolbar or other search assets and these judgments factor into the amount of revenue we receive. Changes to search partners' paid listings network efficiency, its judgment about the relative attractiveness of clicks on paid listings from a platform-generated toolbar or the parameters applicable to the display of paid listings could have an adverse effect on our business, financial condition and our results of operations. Such changes could come about for a number of reasons, including general market conditions, competition or policy and operating decisions made by Microsoft or Google or other search partners of ours.

Our ClientConnect business is highly reliant upon a small number of publishers, who account for the substantial majority of its pay-outs to publishers and, in parallel, its revenues. If the ClientConnect business were to lose all or a significant portion of those publishers as its customers, its revenues and results of operations would be materially adversely affected.

In 2013, the top 10 publishers who distributed search properties of the ClientConnect business accounted for approximately 69% of its revenues in 2013. There can be no assurance that these existing publishers will continue to distribute our search properties or continue utilizing the revenue generating monetization services. The loss of all or a substantial portion of our relationships with these publishers would cause a material decline in our revenues and profitability.

Under the pay-per-install ("PPI"), model for payments to publishers, a timing delay between when expenses and related revenues are recorded and if projected revenues are not estimated correctly, or, subsequent to payment, the revenue model changes, could have a material adverse effect on our operating results.

In order to promote the distribution of our search properties, we to a great extent utilize a PPI model, under which publishers are paid up-front each time they distribute our search properties to an end user who subsequently accepts them. This particular payment model typically has an adverse impact on our results of operations in the short-term, as the traffic acquisition costs related to a given user are recorded as an expense as incurred, when a user accepts our monetization services, whereas the related revenues are generated from that user only when and as long as (if at all) the user performs searches, for which we receive payments from search providers. To the extent we incorrectly estimate the expected revenue from the search activity of the end user over time, for any reason including changes in the market, our operating results will be materially adversely affected.

In order to maintain revenues and continue to grow, we need to continually acquire new users and maintain user engagement with our search services through technological advantages.

The market for search services is highly competitive, and we experience significant competition for user engagement with our search services from other participants in the industry who use a similar search advertising business model. We generate the substantial majority of revenues associated with online publishers that distribute our search properties during the first year after installation. In order to maintain current revenues and grow our business, we need to continually maintain the technological advantage of our platform, products and other services, such as our search protect software, which help us maintain user engagement with our search services and assist us in acquiring new users. If we fail to maintain our technological advantage, user engagement may decline materially, which would have a material adverse effect on our operating results.

Currently most individuals are using non-PC devices to access the Internet, and most of our revenue generation and services are currently not usable on these competing platforms.

We focus primarily on the market related to personal computers ("PCs"), which has accounted for all the revenues in our legacy business and that of the ClientConnect business. To the extent that there is an even more significant shift by the market from PCs to mobile or tablet devices, we would experience a substantial reduction in revenues. Recently, the number of individuals who access the Internet through devices other then personal computers, such as mobile phones, tablets, etc., has increased dramatically. While we have begun developing solutions for mobile platforms, our services, for the most part are not yet compatable with these alternative platforms and devices and we have not yet implemented revenue generation models for mobile applications. If this trend accelerates, we may fail to capture a sufficient share of an increasingly important portion of the market for online services, our services will become less relevant and may fail to attract advertisers and web traffic. In addition, even if consumers do use our services, our revenue growth will still be adversely affected if we do not successfully implement revenue generating models for our mobile applications.

The market for desktop software products and services is declining, as web-based solutions for the desktop are gaining in popularity.

Our revenues are generated by virtue of the end user downloading software to the desktop. Web (or “cloud”) based software and solutions do not require the user to download software, and thus provides a very mobile and accessible alternative to downloadable software. While there are advantages and disadvantages to each method and system and the markets for each of them remain large, the market for web based systems is growing at the expense of downloadable software.

Should this trend accelerate faster than our partners’ ability to provide differentiating advantages in their downloadable solutions, this could result in fewer downloads of their products and lower search revenues generated through the download of these products. See "Item 4.B Business Overview — Competition" for additional discussion of our competitive market.

We rely significantly on our and those of our partners ability to advertise through the Google AdWords network for marketing and acquiring new users of our products. Should Google make additional substantial changes to this network or if it becomes substantially more expensive, it would be more difficult and expensive to acquire new customers and would negatively affect our revenues.

Over the last few years our reliance and that of our partners on advertising for acquiring new customers has grown dramatically and is an integral part of our plans to continue to achieve accelerated growth. One of the main venues for advertising downloadable software products is Google’s AdWords network. Google sets the standards and the pricing for using this network. Although there are alternative networks and platforms for advertising, none are currently as popular as Google's. Should Google continue to further change the rules for using this network and the way distributers of downloadable software products interact with it, or if the cost of advertising our products increases more than it already has, our ability to market our products would be limited, which would negatively affect our results of operations.

We have acquired and intend to continue to acquire other businesses. These acquisitions divert a substantial part of our resources and management attention, could cause dilution to our shareholders and adversely affect our financial results.

We acquired Smilebox in August 2011, SweetIM in November 2012, and ClientConnect in January 2014, and we intend to continue to acquire complementary products, technologies or businesses. Prior to these acquisitions our management had limited experience together as a team in making acquisitions or integrating acquired businesses. Seeking and negotiating potential acquisitions to a certain extent diverts our management’s attention from other business concerns, is expensive and time-consuming. New acquisitions could expose our business to unforeseen liabilities or risks associated with the business or assets acquired or with entering new markets. In addition, we might lose key employees while integrating new organizations and we might not effectively integrate the acquired products, technologies or businesses or achieve anticipated revenues or cost benefits. Future acquisitions could result in customer dissatisfaction, performance problems with an acquired product, technology or company. Paying the purchase price for acquisitions in the form of cash, debt or equity securities could weaken our cash position, increase our leverage or dilute our existing shareholders, as the case may be. Furthermore, a substantial portion of the cost of these acquisitions is typically for intangible assets.  We may incur contingent liabilities, amortization expenses related to intangible assets, or possible impairment charges related to goodwill or other intangible assets or other unanticipated events or circumstances relating to the acquisition, and we may not have, or may not be able to enforce, adequate remedies in order to protect our Company. If any of these or similar risks relating to acquiring products, technologies or businesses should occur in the future on a scale that is larger than the effect of the acquisition described above, our business could be materially harmed.

We are effectively limited in our ability to issue ordinary shares or effect significant corporate transaction with respect to ClientConnect until the end of 2015.

As a result of the Israeli tax ruling obtained by Conduit in connection with the Conduit Split and the ClientConnect Acquisition, from January 2, 2014 until December 31, 2015, Conduit and its shareholders would be subject to adverse tax consequences, for which we have undertaken to indemnify them, if we were to:

•	issue ordinary shares in a private placement to any single person (or a group of affiliated persons) in excess of 25% of our outstanding ordinary shares, computed prior to the issuance; or

•	dilute the holdings of the persons who held 5% or more of our outstanding ordinary shares immediately following the closing of the ClientConnect Acquisition by more than 49% in the aggregate.

These provisions could effectively limit our ability to raise funds in equity financings or issue shares in consideration for the acquisition of other companies or business. This could impair our ability to grow our company by way of acquisitions.

In addition, during the same period, we are effectively subject to the following restrictions with respect to ClientConnect:

•	we may not sell a majority of ClientConnect's assets;

•	we may not sell more than 10% of ClientConnect's outstanding shares;

•
ClientConnect may not issue shares in a private placement to any single person (or a group of affiliated persons) in excess of 25% of its outstanding shares, computed prior to the issuance, or otherwise dilute our holdings by more than 49%; and

•	there may be no transfers of cash or other consideration, granting of guaranties or any other activities between Conduit and ClientConnect outside the ordinary course of business.

These provisions could limit our ability to capitalize on opportunities to maximize the value of ClientConnect outside the ordinary course of business.

For more information, see Item 10C. "Material Contracts—Agreements Relating to the ClientConnect Acquisition—Tax-related Restrictions."

Class action litigation due to share price volatility or other factors could cause us to incur substantial costs and divert our management’s attention and resources.

Historically, public companies that experience periods of volatility in the market price of their securities and/or engage in substantial transactions, are sometimes met with class action litigation. Companies in the Internet and software industry, such as ours, are particularly vulnerable to this kind of litigation as a result of the volatility of their stock prices and their regular involvement in transactional activities. Most recently, we have been named as a defendant in this type of litigation in connection with our decision to acquire ClientConnect. Any litigation of this sort could result in considerable costs and a diversion of management’s attention and resources.

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

We depend on a third party Internet and telecommunication providers to operate our websites and web-based services. Temporary failure of these services, including catastrophic or technological interruptions, would reduce our revenues and damage our reputation, and securing alternate sources for these services could significantly increase our expenses.

 Each of our third party Internet and telecommunication providers may not continue to provide services to us without disruptions in services at the current cost or at all. Moreover, as traffic to our websites and applications increases and the number of new (and presumably more complex) products and services that we introduce continues to rise, we will need to upgrade our systems, infrastructures and technologies generally to facilitate this growth. Although there is certain overlap between the companies that provide such services, such a disruption in services by any one of them, even if temporary, would reduce our revenues from product sales, and possibly even from search, depending on the extent of disruption. We also rent the services of approximately 260 servers located around the world, mainly through Amazon Web Services and Microsoft Windows Azure cloud services. While we believe that there are many alternative providers of hosting and other communication services available to us, the costs associated with any transition to a new service provider could be substantial and require us to reengineer our computer systems and telecommunications infrastructure to accommodate a new service provider. Such processes could be both expensive and time consuming and could result in lost business both during the transition period and after.

Our servers and communications systems could be damaged or interrupted by fire, flood, power loss, telecommunications failure, earthquakes, acts of war or terrorism, acts of God, computer viruses, physical or electronic break-ins and similar events or disruptions. Although we maintain back-up systems for our servers, any of these events could cause deterioration in performance or interruption in these systems, delays, loss of critical data and lost registered users and revenues.

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

Since beginning operations in 2000, we have introduced many new products and initiatives, some of which have been unsuccessful. In addition, our revenue mix between products, search generated revenue and other advertising revenue has changed dramatically over the years. Consequently, in some cases, we have a limited history of ongoing operations from which to predict our future performance and making such predictions is very complex and challenging, particularly with regard to aggressively increasing the distribution and profitability of search generated revenue, new products and initiatives and scaling existing business. The future viability of our business will greatly depend on our ability to increase search generated revenues with a sufficient return on investment, offer a competitive suite of services to our partners, including adapting and creating products for new platforms such as mobile platforms, appeal to the Internet market, increase search generated, affiliate and advertising revenues, exploit our brand name and control our costs, which we may be unable to do. As a result, we may not be able to continue our revenue growth or profitability.

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

Most of our products and those of our partners currently run or are based on Microsoft Windows operating systems. Recently the Android and Apple operating systems have gained popularity and market share, particularly in the mobile market, although still accounting for only a small part of the desktop market. A decline in market acceptance of Microsoft technologies or the increased acceptance of other operating systems without products that work on these competing operating systems in a timely fashion could have a material adverse effect on our ability to market our products. Consumers are adopting these alternative technologies in increasing numbers and are migrating to other computing technologies that we do not currently support. In addition, our products and technologies must continue to be compatible with new developments in Microsoft technologies. Microsoft could introduce new features that would make it more difficult to install our search services, to the extent that the toolbar is kept as a browser extension or add on. We cannot assure you that we can maintain such compatibility or that we will not incur significant expenses in connection therewith.

The introduction of new operating systems, browsers and other popular software products may materially adversely affect user engagement with our search services.

Users typically install new software and update their existing software as new or updated software is introduced online by third-party developers. In particular, Microsoft’s recent introduction of Windows 8.1 may prompt many of our users to upgrade their operating systems or computers. In addition, when a user purchases a new computing device or installs a new Internet browser, it generally uses the Internet search services that are typically pre-installed on the new device or Internet browser. Our products are distributed online, and are usually not pre-installed on computing devices. Further, as many software vendors that distribute their solutions online also offer search services alongside their primary software product, users often replace our search services with those provided by these vendors in the course of installing new software or updating existing software. Any event that results in a significant number of users changing or upgrading their computing device operating systems or Internet browsers after installing the search solutions offered by us could result in the failure to generate the revenues that we anticipate from our users and could result in a decline in our user base. Finally, although we constantly monitor the compatibility of our Internet search services and related solutions with such new versions and upgrades, we may not be able to make the required adjustments to ensure constant availability and compatibility of such solutions.

Our results of operations and financial condition may be adversely impacted by worldwide economic conditions.

Our primary user base is composed of individual consumers and for the most part their discretionary purchase habits. In the event that the United States or Europe experiences an economic downturn, or the current economic climate worsens, our current and potential software license subscribers may be unable or unwilling to purchase our products or use our service. This would also have a negative impact on consumer Internet spending and search generated revenues. A reduction in the purchasing of our products or use of our services, consumer internet spending and search generated revenues have had a negative impact in the past, and may possibly have a greater negative impact in the future, on our sales and revenue generation, margins and operating expenses, and consequently have a material adverse effect on our business, results of operations and financial condition.

Exchange rate fluctuations may harm our earnings if we are not able to hedge our currency exchange risks effectively.

A majority of our revenues are denominated in U.S. dollars. However, a significant portion of our sales is in currencies other than the U.S. dollar, either received directly by us in these currencies or received by our search partner in other currencies, but first converted into U.S. dollars prior to being transferred to us. In 2013, approximately 9% of our revenue was received directly by us in non-U.S. currencies and an estimated 49% of our revenue was received by our search partners in non-U.S. currencies, although converted by our search partners into U.S. dollars prior to being transferred to us. As a majority of the sums received in non-U.S. currencies, their precise currency, timing or amounts received by our partner is not known by us, we are unable to hedge against the risk of fluctuations in these exchange rates and we bear a foreign currency fluctuation risk. In addition, a substantial part of our costs, mainly personnel expenses, are incurred in NIS. Inflation in Israel may have the effect of increasing the U.S. dollar cost of our operations in Israel. Further, whenever the U.S. dollar declines in value in relation to the NIS, it will become more expensive for us to fund our operations in Israel. A revaluation of one percent of the NIS as compared to the U.S. dollar could reduce our income before taxes by approximately $0.03 million. The exchange rate of the U.S. dollar to the NIS has been very volatile in the past three fiscal years, decreasing by approximately 4% in 2011, increasing by approximately 8% in 2012, and decreasing by approximately 6% in 2013. As of December 31, 2013, we had a foreign currency net liability of approximately $0.1 million and our total foreign exchange income was approximately $69,000 for the year ended December 31, 2013. In addition, in market territories where our prices are based on local currencies, fluctuations in the dollar exchange rate could affect our gross profit margin. To assist us in assessing whether or not, and how to, hedge risks associated with fluctuations in currency exchange rates, we have contracted a consulting firm proficient in this area, and are generally implementing their proposals. Based on the advice received from this firm, we are advised that we are unable to hedge exchange risks associated with revenues indirectly originating in non-U.S. dollar currencies, but received in U.S. dollars. We do not hedge the exchange risk from revenues received directly by us in non-U.S. currencies, as the amounts of these revenues are not material. However, due to market conditions, volatility and other factors, we do not always implement our consultant’s proposals in full and our consultant’s proposals do not always prove to be effective and may even prove harmful. We may incur losses from unfavorable fluctuations in foreign currency exchange rates. See "Item 11 Quantitative and Qualitative Disclosure of Market Risks" for further discussion of the effects of exchange rate fluctuations on earnings.

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

Further, our ability to execute our business strategy also depends on our ability to continue to attract, retain and motivate qualified and skilled technical and creative personnel and skilled management, marketing and sales personnel. Competition for well-qualified employees in our industry is intense and our continued ability to compete effectively depends, in part, upon our ability to retain existing key employees and to attract new skilled employees as well. If we cannot attract and retain additional key employees or lose one or more of our current key employees, our ability to develop or market our products and attract or acquire new users could be adversely affected. Although we have established programs to attract new employees and provide incentives to retain existing employees, particularly senior management, we cannot be assured that we will be able to retain the services of senior management or other key employees as we continue to integrate the ClientConnect business into our business, or that we will be able to attract new employees in the future who are capable of making significant contributions. See "Item 6 Directors, Senior Management and Employees."

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

We derive and expect to continue to derive a substantial portion of our revenues from users outside the United States. Our international sales and related operations are subject to a number of inherent risks, including risks with respect to:

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

The software products that we sell incorporate a technology that reduces the ability of third parties to copy the software without having paid for it. In addition, certain of our products may now or in the future incorporate open source software, which may obligate us to pass on to our licensees — at no cost— the rights to use, copy, modify, and redistribute the underlying code.  Use of open source software, unlicensed copying and use of software and intellectual property rights lead to a loss of potential users and revenue to us, which could be more significant in countries where laws are less protective of intellectual property rights. Continued educational and enforcement efforts by governmental authorities may not adequately address this problem, and further deterioration in compliance with existing legal protections or reductions in the legal protection for intellectual property rights of software developers could adversely affect our revenue.

Additionally, no assurances can be given that any of the patent applications that we have filed will result in a patent being issued, or that any existing or future patents will afford adequate protection against competitors and similar technologies.

We use certain “open source” software tools that may be subject to intellectual property infringement claims or that may subject our derivative products to unintended consequences, possibly impairing our product development plans, interfering with our ability to support our clients or requiring us to allow access to our products or necessitating that we pay licensing fees.

Certain of our software products contain a limited amount of open source code and we may use more open source code in the future.  In addition, certain third party software that we embed in our products contains open source code. Open source code is code that is covered by a license agreement that permits the user to liberally use, copy, modify and distribute the software without cost, provided that users and modifiers abide by certain licensing requirements.  The original developers of the open source code provide no warranties on such code.

As a result of our use of open source software, we could be subject to suits by parties claiming ownership of what we believe to be open source code and we may incur expenses in defending claims that we did not abide by the open source code license.  In addition, third party licensors do not provide intellectual property protection with respect to the open source components of their products, and we may be unable to be indemnified by such third party licensors in the event that we or our customers will be held liable in respect of the open source software contained in such third party software. If we are not successful in defending against any such claims that may arise, we may be subject to injunctions and/or monetary damages or be required to remove the open source code from our products.  Such events could disrupt our operations and the sales of our products, which would negatively impact our revenues and cash flow.

Moreover, under certain conditions, the use of open source code to create derivative code may obligate us to make the resulting derivative code available to others at no cost.  The circumstances under which our use of open source code would compel us to offer derivative code at no cost are subject to varying interpretations.  If we are required to publicly disclose the source code for such derivative products or to license our derivative products that use an open source license, our previously proprietary software products may be available to others without charge.  If this happens, our customers and our competitors may have access to our products without cost to them, which could harm our business.

We monitor our use of such open source code to avoid subjecting our products to conditions we do not intend.  The use of such open source code, however, may ultimately subject some of our products to unintended conditions so that we are required to take remedial action that may divert resources away from our development efforts.

If we fail to detect and stop misrepresentations of our site and products, are unsuccessful in preventing and combating the onset of malicious applications in our products, or for some reason are perceived as promoting malware or "spamming" or unjustly changing the user’s computer settings, we could lose the confidence of the users of our products and services, or our software or provision of search services or advertising could be blocked by software or utilities designed to detect such practices, thereby causing our business to suffer.

We are exposed to the risk of domains using our brand names (such as "CodeFuel" "ClientConnect", "IncrediMail", "Molto", "PhotoJoy", "Smilebox", "SweetIM", etc.) in various ways, and attracting in this manner our potential or existing users. These domains often engage in fraudulent or spam activities and their use of our brand names can result in damage to our reputation and loss of our clients' confidence in our products. In addition, downloadable applications through which a toolbar may be installed by an end-user are also subject to attack by viruses, worms and other malicious software programs, which could jeopardize the security of information stored in users' computers or in our systems and networks. Additionally, search websites to which end users may be directed may be adversely affected by such attacks resulting in changes to users' computers and interference with the overall experience of our products and services, such as the hijacking of queries to these websites or the modification or replacement of search results generated. No assurances can be given that our efforts to combat these malicious applications will be successful and/or that our products and services will not have (or will not be perceived to have) vulnerabilities in this regard. Furthermore, if we or our products were for some reason perceived as promoting or as being "malware or "spamming", or unjustly changing the user’s computer settings, our software or provision of search services or advertising could be blocked by software or utilities designed to detect such practices.  If we are unable to effectively detect and terminate this misrepresentation activity of others or the way that we and our products are perceived, we may lose users and our ability to produce revenues will be harmed.

Third party claims of infringement or other claims against us could require us to redesign our products, seek licenses, or engage in costly intellectual property litigation, which could adversely affect our financial position and our ability to execute our business strategy.

The appeal of some our products is largely the result of the graphics, sound and multimedia content that we incorporate into our products. We enter into licensing arrangements with third parties for these uses. However, other third parties may from time to time claim that our current or future use of content, sound and graphics infringe their intellectual property rights, and seek to prevent, limit or interfere with our ability to make, use or sell our products. We have experienced such claims in the past although ultimately with no material consequence.

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

In November 2013, MyMail, Ltd., a non-practicing entity, filed a lawsuit against ClientConnect alleging that ClientConnect's toolbar software infringes one of its U.S. patents. For more information, see Item 8.A below under "Legal Proceedings." If we do not prevail in this case or in any future third-party action for infringement, we may be required to pay substantial damages and be prohibited from using intellectual property essential to our products. We may become involved in litigation not only as a result of alleged infringement of a third-party’s intellectual property rights, but also to protect our own intellectual property rights.

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

Risks Related to Our Industry

As a considerable portion of our revenues are derived from online advertising, any reduction in spending on online advertising by advertisers could adversely impact our business and results of operations.

In addition to revenue generated under the various agreements with our search partners, such as Microsoft and Google, we generate a portion of our revenues from users’ clicks on text-based links to advertisers’ websites, or sponsored links. When users click on a sponsored link, the search provider receives a payment from the sponsor of that link and pays a portion of that amount to us. Spending by advertisers tends to be cyclical, reflecting overall economic conditions and budgeting and buying patterns, as well as levels of consumer confidence and discretionary spending. Adverse economic conditions can have a material negative impact on the demand for advertising and cause advertisers to reduce the amounts they spend on advertising, particularly online advertising, which could negatively impact our revenues.

Small and local businesses with which we interact are particularly sensitive to these events and trends, given that they are not as well-situated to weather adverse economic conditions as their larger competitors, which are generally better capitalized and have greater access to credit. In the recent past, adverse economic conditions have caused, and if such conditions were to recur in the future they could cause, decreases and/or delays in advertising expenditures, which would reduce our revenues and adversely affect our business, financial condition and results of operations.

Advertisers typically do not have long-term advertising commitments with search providers or advertisement networks. A decrease in overall advertising may adversely affect our results of operations.

In addition, the rates advertisers pay for each click on a sponsored link on a cost-per-click (CPC) basis or for each time an advertisement is displayed on a cost-per-thousand impressions (CPM) basis are negotiated between the search providers or advertisement networks and advertisers and depend on a number of factors over which we have no control. If search providers or advertisement networks decrease the rates charged to advertisers, this would decrease the advertising revenues they share with us. In such an event, there could be no assurance that we would be able to adjust the fees that we pay to publishers in order to acquire users in order to maintain its current levels of profitability.

The online advertising market is very concentrated, with search in general, and Google in particular, playing a substantial role in that market, limiting our flexibility to operate in this market.

    In 2013, online advertising continued to grow globally and in the United States in particular. Advertising through search accounted for the largest portion of online advertising and in the United States accounted for approximately 40% of all money spent on online advertising. Google as an advertising publisher accounted for most U.S. online ad revenues. This high market concentration causes us to be subject to unilateral changes set by Google, with limited ability to respond to and adjust for those changes. Although we utilize other methods of advertising and partnering with other companies, these are currently not as lucrative as search advertising in general and affiliation with Google in particular. Continued unilateral changes could adversely affect our revenues and performance.

The acceptance of online advertising, particularly paid listings, as an effective alternative to more traditional advertising is limited and heavily dependent on the continued commercial use of the Internet.

Many advertisers still have limited experience with online advertising and may continue to devote significant portions of their advertising budgets to traditional advertising media. Accordingly, we continue to compete with traditional advertising media, including television, radio and print, in addition to a multitude of websites with high levels of traffic and online advertising networks, for a share of available advertising expenditures and expect to face continued competition as more emerging media and traditional offline media companies enter the online advertising market. The continued growth and continued acceptance of online advertising generally is likely to depend, to a large extent, on its perceived effectiveness and the acceptance of related advertising models (particularly in the case of models that incorporate user targeting and/or utilize mobile devices), the continued growth in commercial use of the Internet (particularly outside of the United States), the extent to which web browsers, software programs and/or other applications that limit or prevent advertising from being displayed become commonplace and the extent to which the industry is able to effectively manage click fraud. Any lack of growth in the market for online advertising, particularly for paid listings, or any decrease in the effectiveness and value of online advertising (whether due to the passage of laws requiring additional disclosure and/or opt-in policies for advertising that incorporates user targeting or other developments) would have an adverse effect on our business, its financial condition and our results of operations.

Our business, and in particular, the portion of our business devoted to search-monetization, is significantly reliant on the North American market. Any material adverse change in that market could have a material adverse effect on our results of operations.

Our revenues have historically been concentrated within the North American market, accounting for 46% of our search-monetization based revenues for the year ended 2013. A significant reduction in the revenues generated by such market, whether as a result of a recession that causes a reduction in advertising expenditures generally, or otherwise, which causes a decrease in our Microsoft or Google-based North American revenues could have a material adverse effect on our results of operations.

The browser extension and toolbar industry is susceptible to obsolescence with the continued advent of alternative Internet based innovations which may become more attractive to users.

The development of new products and services in response to the evolving trends and technologies of the Internet, as well as the identification of new business opportunities in this dynamic environment, requires significant time and resources. We may not be able to adapt quickly enough (and/or in a cost-effective manner) to these changes, appropriately time the introduction to the market of new applications and features for our platform or for other products and services or identify new business opportunities in a timely manner. Also, these changes could require us to modify related infrastructures, and the failure to do so could render our, or those of our partners, existing websites, applications, services and proprietary technologies obsolete. The failure to respond to any of these changes appropriately (and/or in a cost effective manner) could adversely affect us, our financial condition and our results of operations.

In the case of certain of the applications available via our platform, third parties have introduced (and continue to introduce) new or updated technologies, applications and policies that may interfere with the ability of our publishers or end users to access or utilize these applications generally or otherwise make publishers or users less likely to use our services (such as through the introduction of features and/or processes that disproportionately and adversely impact the ability of publishers or end users to access and use these applications relative to those of competitors). For example, third parties continue to introduce technologies and applications (including new and enhanced web browsers and operating systems) that may limit or prevent certain types of applications from being installed and/or have features and policies that significantly lower the likelihood that end users will install the applications generated from the platform, or that previously-installed applications will remain in active use. In addition, there are technologies and applications that interfere with the functionality of (or settings changes made by) toolbar and/or platform applications. For example, there are technologies and applications that interfere with search boxes embedded within our toolbars and the maintenance of home page and web browser search settings previously selected by end users of the toolbar. These technologies, applications and policies adversely impact the ability of users to generate search queries through our applications, which in turn adversely impacts revenues. Technologies have also been introduced that can block the display of advertisements on web pages and that provide users with the ability to opt out of our advertising products. Our failure to successfully modify our toolbars and related applications in a cost-effective manner in response to the introduction and adoption of these new technologies and applications could adversely affect our business, financial condition and our results of operations.

Our reputation may be adversely impacted by the negative reputation of toolbar businesses generally and other factors.

Our reputation could be negatively impacted by a number of factors, including the negative reputation associated with toolbars (which are often downloaded, except under Google’s new guidelines, on an opt-out basis, without the knowledge of the end user), product and service quality concerns, complaints by publishers or end users or actions brought by them or by governmental or regulatory authorities and related media coverage and data protection and security breaches. Moreover, the inability to develop and introduce monetization products and services that resonate with consumers and/or the inability to adapt quickly enough (and/or in a cost effective manner) to evolving changes to the Internet and related technologies, applications and devices, could adversely impact our reputation, and, in turn, our business, financial condition and our results of operations.

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

Our business is conducted through the Internet and therefore, among other things, we are subject to the laws and regulations that apply to e-commerce and online businesses around the world. These laws and regulations are becoming more prevalent in the United States, Europe, Israel and elsewhere and may impede the growth of the Internet; and consequently our services.  These regulations and laws may cover user privacy, data collection and protection, content, use of “cookies”, access changes, “net neutrality,” pricing, advertising, distribution of “spam”, intellectual property, distribution, protection of minors, consumer protection, taxation and online payment services. .

Many areas of the law affecting the Internet remain largely unsettled, even in areas where there has been some legislative action. This uncertainty can be compounded when services hosted in one jurisdiction are directed at users in another jurisdiction. For instance, the European Commission is currently considering data protection regulations that may include operational requirements for companies that receive personal data that are different than those currently in place in the European Union and that may also include significant penalties for non-compliance. To further complicate matters in Europe, Member States may not adopt relevant European Directives or may adopt differing laws in their respective jurisdictions. Similarly, there have been laws and regulations adopted in Israel and throughout the United States that would impose new obligations in areas such as privacy, in particular protection of personally identifiable information, and liability for copyright infringement by third parties. Therefore, it is difficult to determine whether and how existing laws, such as those governing intellectual property, privacy and data collection and protection, libel, marketing, data security and taxation, apply to the Internet and our business.

Due to rapid changes in technology and the inconsistent interpretations of privacy and data protection laws, we may be required to materially change the way we do business. For example, we may be required to implement physical, administrative and technological security measures different from those we have now, such as different data access controls or encryption technology. In addition, we use cloud based computing, which is not without substantial risk, particularly at a time when businesses of almost every kind are finding themselves subject to an ever expanding range of state and federal data security and privacy laws, document retention requirements, and other standards of accountability. Compliance with such existing and proposed laws and regulations can be costly and can delay, or impede the development of new products, result in negative publicity, increase our operating costs, require significant management time and attention, and subject us to inquires or investigations, claims or other remedies, including fines or demands that we modify or cease existing business practices.

For more information regarding government regulations we are subject to, see "Item 4.B Business Overview — Government Regulation" for additional discussion of applicable regulations affecting our business.

Risks Related to Our Operations in Israel

Political, economic and military instability in the Middle East may impede our ability to operate and harm our financial results.

Our principal executive offices are located in Israel. Accordingly, political, economic and military conditions in the Middle East may affect our business directly. Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors, Hamas (an Islamist militia and political group in the Gaza Strip) and Hezbollah (an Islamist militia and political group in Lebanon). Recent political uprisings, social unrest and violence in various countries in the Middle East and North Africa, including Israel’s neighbors Egypt and Syria, are affecting the political stability of those countries. This instability may lead to deterioration of the political relationships that exist between Israel and these countries and have raised concerns regarding security in the region and the potential for armed conflict. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among the Syrian government, Hamas and Hezbollah. These situations may potentially escalate in the future to more violent events which may affect Israel and us. These situations, including conflicts which involved missile strikes against civilian targets in various parts of Israel, have in the past negatively affected business conditions in Israel. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on our business, operating results and financial condition. Although such hostilities did not in the past have a material adverse impact on our business, we cannot guarantee that hostilities will not be renewed and have such an effect in the future. Ongoing and revived hostilities and the attempts to resolve the conflict between Israel and its Arab neighbors often results in political instability that affects the Israeli capital markets and can cause volatility in interest rates, exchange rates and stock market quotes. The political and security situation in Israel may result in parties with whom we have contracts claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions. These or other Israeli political or economic factors could harm our operations and product development and cause our sales to decrease. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations and could make it more difficult for us to raise capital. Furthermore, several countries, principally those in the Middle East, still restrict business with Israel and Israeli companies and, although the impact of these restrictions is not as important for a company such as ours that sells its products through the Internet, it may nevertheless have an adverse effect on our results of operations. Since many of our facilities are located in Israel, we could experience serious disruptions if acts associated with this conflict result in any serious damage to our facilities. Our business interruption insurance may not adequately compensate us for losses that may occur and any losses or damages incurred by us could have a material adverse effect on our business. Any future armed conflicts or political instability in the region would likely negatively affect business conditions and harm our results of operations.

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

Additional details are provided in "Item 5 – Operating and Financial Review and Products" under the caption "Taxes on income", in "Item 10 – Additional Information" under the caption "Israeli taxation, foreign exchange regulation and investment programs" and in note 10 to our consolidated financial statements.

If we are characterized as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences.

Non-U.S. corporations generally may be characterized as a passive foreign investment company ("PFIC") for any taxable year, if, after applying certain look through rules, either (1) 75% or more of such company’s gross income is passive income, or (2) at least 50% of the average value of all such company’s assets (determined on an average quarterly basis) are held for the production of, or produce, passive income.

If we are characterized as a PFIC, our U.S. shareholders may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares taxed at ordinary income rates, rather than capital gain rates. Similar rules apply to distributions that are “excess distributions.” In addition, both gains upon disposition and amounts received as excess distributions could be subject to an additional interest charge. A determination that we are a PFIC could also have an adverse effect on the price and marketability of our ordinary shares.

We believe that in 2013 we were not a PFIC. Whether we are a PFIC is based upon such factual matters as the valuation of our assets. In calculating the value of our assets, we value our total assets, in part, based on our total market capitalization. We believe this valuation approach is reasonable. There is no assurance that the IRS will not challenge our valuations. If the IRS were to successfully challenge such valuations, we may potentially be classified as a PFIC for the 2013 taxable year or prior taxable years. Furthermore, there can be no assurance that we will not become a PFIC in the future.  See a discussion of our PFIC status in Item 10.E under “U.S. Federal Income Tax Considerations – Passive Foreign Investment Company Considerations.”

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

Several shareholders may be able to control us.

As a result of the ClientConnect Acquisition, several shareholders of Conduit became significant shareholders of Perion, including three shareholders that each beneficially own approximately 14% of our outstanding shares. See Item 7.A for more information. To our knowledge, these shareholders are not party to a voting agreement with respect to our shares. However, should they decide to act together, they may have the power to control the outcome of matters submitted for the vote of shareholders. In addition, such share ownership may make certain transactions more difficult and result in delaying or preventing a change in control of us unless approved by them. Each of these three shareholders has signed a standstill agreement with us providing that until the earlier of (i) the last business day preceding our 2015 annual shareholder meeting or (ii) December 30, 2015, such shareholder will not vote in favor of any proposal to change the size or structure of our board of directors or to shorten or terminate the term of service of any member of our board of directors, unless such proposal is recommended by our board of directors. The standstill agreements will expire if any person (other than a Conduit shareholder as of September 16, 2013 or a person who is subject to similar standstill provisions) becomes the beneficial owner of 24.9% or more of our outstanding shares or if there occurs a change in our board of directors of the type described in the standstill agreements despite the compliance of the parties to the standstill agreements with the provisions thereof.

We are subject to ongoing costs and risks associated with complying with extensive corporate governance and disclosure requirements.

As an Israeli public company, we incur significant legal, accounting and other expenses. We incur costs associated with our public company reporting requirements as well as costs associated with corporate governance and public disclosure requirements, including requirements under the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the Listing Rules of the NASDAQ Stock Market, regulations of the SEC, the provisions of the Israeli Securities Law that apply to dual listed companies (companies that are listed on the Tel Aviv Stock Exchange ("TASE") and another recognized stock exchange located outside of Israel) and the provisions of the Israeli Companies Law 5759-1999 (the "Companies Law") that apply to us. For example, as a public company, we have created additional board committees and are required to have at least two external directors, pursuant to the Companies Law. We have also contracted an internal auditor and a consultant for implementation of and compliance with the requirements under the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act requires an annual review and evaluation of our internal control over financial reporting of the effectiveness of these controls by our management. There is no guarantee that these efforts will result in management assurance that our internal control over financial reporting is adequate in future periods. In connection with our compliance with Section 404 and the other applicable provisions of the Sarbanes-Oxley Act, our management and other personnel devote a substantial amount of time, and we may need to hire additional accounting and financial staff, to assure that we continue to comply with these requirements. The additional management attention and costs relating to compliance with the foregoing requirements could materially and adversely affect our financial results.  See "Item 5 Operating and Financial Review and Prospects — Overview — General and Administrative Expenses" for a discussion of our increased expenses as a result of being a public company.

If we were not considered a foreign private issuer status under U.S. federal securities laws, we would incur additional expenses associated with compliance with the U.S. securities laws applicable to U.S. domestic issuers.

We are a foreign private issuer, as such term is defined under U.S. federal securities laws, and, therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements applicable to U.S. domestic issuers. If we did not have this status, we would be required to comply with the reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. The regulatory and compliance costs to us under U.S. securities laws, if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer, may be significantly higher than the cost we currently incur as a foreign private issuer.

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

As a foreign private issuer whose shares are listed on NASDAQ, we are permitted to follow certain home country corporate governance practices instead of certain requirements contained in the NASDAQ listing rules. We follow the requirements of the Companies Law in Israel, rather than comply with the NASDAQ requirements, in certain matters, including with respect to the quorum for shareholder meetings, sending annual reports to shareholders, and shareholder approval with respect to certain issuances of securities. See "Item 16.G – Corporate Governance" in this Annual Report for a more complete discussion of the NASDAQ Listing Rules and the home country practices we follow. As a foreign private issuer listed on NASDAQ, we may also elect in the future to follow home country practice with regard to other matters as well. Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules to shareholders of U.S. domestic companies.

Provisions of our articles of association and Israeli law may delay, prevent or make an acquisition of our Company difficult, which could prevent a change of control and, therefore, depress the price of our shares.

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

At the closing of the ClientConnect Acquisition on January 2, 2014, we issued 54.75 million of our ordinary shares to the ClientConnect shareholders and granted options to purchase 2.82 million of our ordinary shares to the ClientConnect employees. The ordinary shares were issued pursuant to an exception from registration under the Securities Act and are not subject to any resale restrictions under U.S. law, except for the volume limitations under Rule 144 applicable to our affiliates. Such shareholders are entitled to registration rights, as described in Item 10.C "Material Contracts—Agreements Relating to the ClientConnect Acquisition—Registration Rights Undertaking".  While the resale of such ordinary shares are subject to the Contractual Lock-up, such lock-up restrictions could be relaxed in certain circumstances, as described in Item 10.C "Material Contracts—Agreements Relating to the ClientConnect Acquisition—Lock-up Arrangements". The Tax Lock-up applicable to our three largest individual shareholders, as described in Item 10.C "Material Contracts—Agreements Relating to the ClientConnect Acquisition—Tax-related Restrictions", might be insufficient to protect the market price of our ordinary shares.

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

Our ordinary shares are traded on the NASDAQ Global Select Market and on the TASE. Trading in our ordinary shares on these markets is effected in different currencies (U.S. dollars on NASDAQ and NIS on the TASE) and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). Consequently, the trading prices of our ordinary shares on these two markets often differ, resulting from the factors described above as well as differences in exchange rates and from political events and economic conditions in the United States and Israel. Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

ITEM 4.                         INFORMATION ON THE COMPANY

A.           HISTORY AND DEVELOPMENT OF THE COMPANY

Our History

We were incorporated in the State of Israel in November 1999 under the name Verticon Ltd. and changed our name to Incredimail Ltd. in November 2000.  In November 2011, we changed our name to Perion Network Ltd., to better reflect the diverse nature of our business. We operate under the laws of the State of Israel. Our headquarters are located at 4 HaNechoshet Street, Tel-Aviv 69710, Israel. Our phone number is (972-3) 769-6100. Our website address is www.perion.com. The information on our website does not constitute a part of this annual report. Our agent for service in the United States is Smilebox Inc., which is located at 15809 Bear Creek Parkway, Suite 320, Redmond, WA 98052.

We completed the initial public offering of our ordinary shares in the United States on February 3, 2006.

Since November 20, 2007, our ordinary shares are also traded on the Tel Aviv Stock Exchange.

On August 31, 2011, we completed the purchase of Smilebox Inc., a Washington corporation.

On November 30, 2012, we completed the purchase of SweetIM Ltd., a Belize company that wholly owns SweetIM Technologies Ltd., an Israeli company.

On January 2, 2014, we completed the purchase of ClientConnect Ltd., an Israeli company that wholly owns ClientConnect Inc., a Delaware corporation, and ClientConnect B.V., a Netherlands company. See "Recent Developments" below.

Principal Capital Expenditures

We had capital expenditures of $2.3 million in 2013, $45.7 million in 2012 and $32.7 million in 2011. We currently expect that outside of possible acquisitions of products and companies, our capital expenditures will be approximately $13 million in 2014. To date, we have financed our general capital expenditures with cash generated from operations.

In 2011, capital expenditures consisted of $31.5 million for the acquisition of Smilebox and $1.2 million for investment in computer hardware and software, leasehold improvements and furnishings. In 2012, capital expenditures consisted of $44.2 million in connection with the acquisition of SweetIM Ltd., and $1.5 million for investment in computer hardware and software, leasehold improvements and furnishings. In 2013, capital expenditures consisted of$2.3 million for investment in computer hardware and software, leasehold improvements and furnishings.

In 2014, we expect to continue our growth strategy for acquiring products and businesses, in addition to organic capital investments. Our organic investments are expected to consist primarily of leasehold improvement costs related to moving our headquarter office to Holon, acquiring computer hardware, software, peripheral equipment and installation, all which are expected to be financed by our existing resources. To the extent we acquire new products and businesses, these acquisitions may be financed by any of, or a combination of, cash generated from operations, or issuances of equity or debt securities.

Recent Developments

        On September 16, 2013, we entered into a Share Purchase Agreement (the "Share Purchase Agreement"), by and among Perion, Conduit Ltd., an Israeli company ("Conduit"), and ClientConnect Ltd., an Israeli company ("ClientConnect"), providing for our acquisition of all the outstanding shares of ClientConnect in exchange for our ordinary shares (the "ClientConnect Acquisition").  On the same date, Conduit and ClientConnect entered into a Split Agreement pursuant to which on December 31, 2013, the entire activities and operations, and related assets and liabilities, of Conduit’s ClientConnect business were transferred to ClientConnect on a cash-free and debt-free basis and the Conduit shareholders became the shareholders of ClientConnect in proportion to their ownership of Conduit (the "Conduit Split").

Upon the consummation of the ClientConnect Acquisition, which took place on January 2, 2014, each ClientConnect ordinary share was exchanged for approximately 0.2387 of our ordinary shares, as a result of which ClientConnect became a wholly owned subsidiary of ours.  In addition, we granted options to purchase our ordinary shares to ClientConnect employees in exchange for their options to purchase ClientConnect shares that were issued to them upon the consummation of the Conduit Split as a roll-over of their then existing options to purchase ordinary shares of Conduit. Accordingly, we issued 54.75 million of our ordinary shares to the ClientConnect shareholders and granted options to purchase 2.82 million of our ordinary shares to the ClientConnect employees. Immediately, following the closing, we were owned approximately 81% by the former ClientConnect shareholders and option holders and 19% by our pre-closing shareholders and option holders, on a fully diluted basis (as determined by the treasury stock method, together with an adjustment for an assumed issuance of our ordinary shares at a reference price of $10.49 per share based on the Black Scholes values of out-of-the-money Perion options and ClientConnect options).

ClientConnect offers, inter alia, a proprietary cloud-based platform,  which allows online publishers to create, implement and distribute web browser toolbars and other monetization tools and services to targeted audiences, and to subsequently administer this platform. The platform includes software applications and tools that provide comprehensive solutions for the full customization of the various aspects of the monetization platforms graphical user interface ("GUI"), including a toolbar, as well as additional features, tools and services (such as a search box, home page takeover, web applications, search protect and value apps), through a user-friendly online drag and drop system.

Publishers distribute their monetization platform together with features, tools and services made available via the platform, including additional third party content features or services that publishers decide to offer to end users, who can then choose to download and install the toolbars and the related features or services (as applicable).  End users may also utilize the toolbars for Internet searches that are powered by search providers with which ClientConnect contracts.  As part of the monetization platform installation process, end users are able to (i) replace their home page with the ClientConnect home page, where users may conduct searches or follow links to advertisements that advertisers may display; (ii) install ClientConnect search protect software, which may be distributed also on a stand alone basis, which is designed to maintain the end user's selected browser settings and to prevent third party software downloads from changing such settings; and (iii) use the value apps tool (a tool developed by ClientConnect for the aggregation and optimization of ClientConnect and third party applications, services and offers), which is offered as a toolbar feature or as a standalone software product to end users.

In addition, ClientConnect allows online publishers to set up syndicated searches on their individual websites, and to monetize their users’ other search assets, such as browser default search, new tab search, and error page redirection.

The main operations of ClientConnect are located in Ness-Ziona, Israel, and it has wholly owned subsidiaries in San Francisco, California and  Amsterdam, Netherlands.

B.            BUSINESS OVERVIEW

Overview

       Our legacy software applications offer advantages for consumers and are designed to make various aspects of their online experience simpler, safer and more enjoyable. Our CodeFuel solution, which we launched following our acquisition of ClientConnect in January 2014, is targeted at digital businesses, and empowers them to optimize their distribution and maximize revenue. Servicing software devlopers, while being one ourselves, we  understand the needs of publishers, and our solution enables developers to focus on creating high-quality digital product and content. The Perion team brings decades of experience in operating and investing in digitally-enabled businesses, and we continue to innovate and create value for the application ecosystem. Today, we have contracted with over 260,000 online publishers and developers in over 120 countries who utilize our solutions for distribution and monetization of their offerings.

Our legacy applications are designed to enhance our users’ online experience in a variety of ways. IncrediMail is a unified messaging application that enables consumers to manage multiple email accounts and Facebook messages in one place with an easy-to-use interface and extensive personalization features, and is available in over 100 countries in 8 languages. Smilebox is a leading photo sharing and social expression product and service that quickly turns life's moments into digital keepsakes for sharing and connecting with friends and family in a fun and personal way. SweetIM is an instant messaging application, enabling consumers to personalize their everyday communications with free, fun and easy-to-use content.

All of our legacy products were initially offered for use on desktop computers. In line with the emergence and increasing importance of mobile platforms over the last few years, we have developed and marketed products for use on mobile platforms as well. In September 2011, we introduced Smilebox for the iPhone,  which has since recorded 2.0  million downloads. In March 2013, we introduced a mobile e-mail client, now available for the iPad, iPhone and most recently for Android and have so far registered over 0.7 million downloads.

In the past we relied primarily on "viral marketing" to increase the popularity of our legacy products. When an existing user sends an email with IncrediMail or Molto, or an instant message enriched by SweetIM content, or digital photo creations generated by our Smilebox software, there is an embedded link that allows the recipient to download our products. We also acquire users from downloads initiated through word of mouth. Although viral marketing is still a contributor to the overall growth in popularity of our legacy products, its effectiveness has declined over time, and in 2011 we began investing in advertising to continue to grow our user base.

In January 2014, following the acquisition of ClientConnect, we launched our CodeFuel solution. CodeFuel is a leading self-service platform with simple integration and robust, built-in analytics that empower digital businesses to optimize distribution and maximize revenue. With the launch of our CodeFuel solution, we have evolved into a global media and Internet company that powers innovation. We now focus on providing online publishers and app developers advanced technology and a variety of intelligent data-driven solutions to monetize their applications or content and expand their outreach to larger audiences. Consequently, we have refocused our marketing strategy on increasing developer and advertiser awareness of our CodeFuel solution.

We believe that our historical track record of converting registered users to transacting customers represents a convincing validation of our experience and know-how as developers, and in doing so confirms our position as providing effective solutions to our developer clients. When we use the term "registered user" in this annual report, we mean a user who has downloaded a product and completed the registration process. Registrations are not necessarily indicative of the number of individuals using the product or services, as a user may register more than one time and a particular product or service may be resident on a computer but not actually be used.

For a breakdown of total revenues of our legacy business by category of activity, see Item 5.A “Operating Results — Revenues."

Markets

In the past, our legacy desktop products primarily serviced consumers coined "second wave adopters", characterized as individuals who are over 40 years old and who are looking for computer applications that assist them in effectively utilizing their time while being simple and safe. With the shift in focus to mobile products, we have extended our market to younger consumers who are excited about new technology offerings and extremely responsive to the quality of the particular offering.

With our acquisition of ClientConnect and the subsequent launch of our new CodeFuel solution, we have concentrated our focus on targeting software developers and digital businesses, providing effective distribution, monetization, and optimization solutions. These developers and digital businesses, in turn, target consumers.

Our Opportunity. Our experience and success as developers allow us to best understand the needs of publishers and to enable other developers to succeed. Honed through our own products, our technology-based solutions platform provides us with the opportunity to allow developers to focus on what they do best, creating great digital content and applications. Our team brings decades of experience, operating and investing in diversified digitally-enabled businesses, and we continue to innovate and create value for developers.

Productivity tools. We aim to maintain and enrich our legacy product suite, which will serve as a real-world testing grounds and proof of concept for the solutions we provide to other software developers.

Strategy

Our Life Cycle Management ("LCM") solutions currently encompass the entire lifecycle of online publishers' and developers' content and applications. Our objective is to become a market leader of LCM solutions for online publishers and developers. To achieve this goal, we intend to enhance our existing business and extend it by way of acquisitions. To enhance our existing business, we intend to:

•
broaden our software developer base and deepen our connections with existing developers, by increasing marketing efforts and adding methods of advertising to reach out to more software developers of high-quality digital content and products;

•
expand our existing LCM platform and develop new platforms that will offer an even wider array of applications and features to software developers for distribution, monetization and optimization of their offerings;

•
advance our technological capabilities by continuing to invest in research and development efforts, which serve as the basis for our efforts to further enhance our existing LCM platform and develop new platforms for software developers; and

•	broaden the platform for our solutions by embracing mobile platforms.

In the past, we predominantly defined ourselves as a business-to-consumer company, offering quality software directly to consumers. Today, we view ourselves as a business-to-business-to-consumer company, empowering other software companies in effectively distributing and monetizing the products they offer to consumers. We plan to leverage our core assets and competencies as software developers to expand into programmatic data-driven advertising. Additionally, we plan to focus on provision of mobile, social, and video monetization solutions in light of the growing popularity for these outlets.

In order to extend our business beyond organic growth and accelerate our ability to bring new solutions and products to our clients and consumers, we have adopted a strategy to invest in acquiring new technologies and business platforms. This strategy most recently resulted in the transformative acquisition of ClientConnect in January 2014. This strategy will enable us to further diversify our revenue base, better serve the needs of our clients and consumers, and reduce the time required to bring new services and solutions to market.

We believe we will be able to further grow our business by:

•
Growing our client base organically and through acquisitions. Our historical growth has been driven by our success in providing tailored answers to our clients’ need for fast, flexible, and data-driven solutions, either developed organically or through the acquisition of products or businesses.

•
Increasing the frequency of use by our clients and their consumers. By focusing on the needs of our clients and their consumers, we believe we can increase the use of our clients' offerings and subsequently the search capabilities offered, as well as advertising revenues, thereby increasing our revenues.

•
Enhancing the client experience. We have always focused on providing a positive experience to our clients. We understand that each client has unique needs, and we tailor our solutions to account for this reality. We employ a staff of friendly account managers who are dedicated to the success of our clients. Additionally, the results of our powerful analytics are displayed in an easily readable and well-organized fashion, enabling an easy access point to relevant and useful data and analytics.

•
Continuing to focus on the online consumer market. Our LCM platform particularly suits online software developers. As developers ourselves, we have seen first-hand the increasing popularity of mobile and social product markets and have successfully broadened our products to account for this new reality. The Internet and the available application stores enable online publishers and developers to reach potential users throughout the world quickly and easily as well as reduce the costs associated with sales and distribution of their products and services. We therefore have developed solutions that enable our clients to take full advantage of these new markets.

•
Enhancing the consumer experience. We have always attempted to provide a positive experience to users of our legacy products. As we further emphasize this aspect, we will continue to design our products and services and market them to address users’ aversion to offensive Internet marketing tools, which we believe encourages more use of our products and solutions and increases user loyalty.

Search generated revenues

We generate the majority of our revenues from services agreements with our search partners. Search generated revenues accounted for 72%, 63% and 68% of our revenues in 2011, 2012 and 2013, respectively. Through our search syndication technology, we offer end users the ability to search the internet via easily embedded search boxes powered by premium search companies, including Microsoft, Google, APN, LLC ("Ask") and Yahoo, and depending on the search partner powering the search or location in which the search was initiated, we receive either a fixed price, pay-per-search fee or portion of the revenues generated by these companies through the search process.

In the past, Google’s coverage and service offering was the one most suited to our global distribution and provided the best monetization opportunity for our products. As such, we have been working with Google since 2007, and renewed our agreement with Google for another two years effective May 1, 2013. Nonetheless, in adapting to the changes in the search marketplace, particularly in 2013, we were successful in engaging other search providers. On December 28, 2012, we signed a one year renewable agreement with Microsoft’s Bing (which was amended on March 18, 2013 and September 15, 2013). On April 29, 2013, we signed a three year agreement with Ask (which was amended on January 17, 2014 and February 3, 2014), with auto-renewal for additional one year periods. On April 19, 2013, we signed a two year agreement with Yahoo, with auto-renewal for additional one year periods. In addition, prior to the ClientConnect Acquisition, on August 12, 2013 we signed a search distribution partnership with Conduit (the "Conduit Commercial Agreement").

With the acquisition of ClientConnect, we assumed ClientConnect's search services agreements, including an agreement with each of Microsoft and Google. Based on the reports received from Conduit, search generated revenues accounted for 85% of ClientConnect’s revenues in 2013. The agreement with Microsoft (the "Microsoft Agreement"), entered into in November 2010 and subsequently amended in May 2011, runs through December 31, 2014, and accounted for 89%, 81% and 63% of ClientConnect's revenues in 2011, 2012 and 2013, respectively. The fees payable by Microsoft under the Microsoft Agreement are payable based on either a fixed price, pay-per-search basis that is tied to the number of searches conducted by end users, or in certain instances on a share of the revenue generated as a result of searches conducted by end users who utilize the search engine that appears on toolbars created by publishers through ClientConnect's platform. The fees payable by Microsoft vary annually over the term of the agreement, decreasing significantly during the last two years (2013 and 2014) of the term of the agreement compared to the first two years (2011 and 2012). To a lesser extent, we also syndicate Microsoft-provided searches through publishers' websites with which the business enters into syndication agreements. Under the agreement, Microsoft had exclusivity in 2011 and 2012 in providing search services and search monetization services through platform-generated toolbars in the United States. Despite the termination of the exclusivity period under the Microsoft Agreement, Microsoft Bing currently remains the effective main search provider of ClientConnect for searches conducted through platform-generated toolbars in the United States and Canada.

ClientConnect's agreement with Google, entered into in 2011, and subsequently replaced by a substantially similar agreement entered into on September 1, 2013 for a term of two years, has historically been the second largest source of revenue for ClientConnect, accounting for 9%, 15% and 22% of ClientConnect's revenues in 2011, 2012 and 2013, respectively. Google serves as the main provider of ClientConnect of search services to end users of platform-generated toolbars in all locations outside of the United States and Canada. Revenues are paid on the basis of a revenue-sharing arrangement with Google, entitling us to a percentage of the revenues generated by Google as a result of searches conducted by end users through search engines integrated by search our syndication solutions.

Advertising and other revenues

As part of our CodeFuel solution, we offer publishers and developers monetization opportunities through DisplayFuel, our innovative browser extension that offers recommendations, deals, coupons and relevant content to users as they browse online. Additionally, through our InstallFuel platform, we offer developers the ability to easily incorporate ads into the download and installation process of their software, thereby further increasing monetization opportunities. Through these tools, we receive a fee from our ad partners.

Developer Products and Solutions

Our LCM platform provides solutions for the challenges that exist at every stage of the application life cycle. Particularly, our solutions tackle developers' three main challenges: distribution, monetization and optimization, each as described below.

Distribution

As the vast majority of apps remain largely undiscovered, developers are initially met with distribution challenges. Buying traffic is necessary but extremely complicated, and developers often find themselves lost between different technologies and platforms.

InstallFuel is our powerful, self-service installation platform that enhances the integrity of the installation process. With over 900,000 different download managers created to date, InstallFuel is HTML-based and fully customizable. In addition, InstallFuel incorporates a unique proprietary accelerator for faster downloads and higher conversion. The platform also includes built-in A/B testing capabilities enabling developers to adjust their install funnels and increase completion rates.

In addition to our InstallFuel installation platform, we offer our clients a wide range of competitive marketing services to further increase the distribution of their offerings. We employ a highly skilled search engine marketing and partnership team to personalize and enhance the distribution process. Additionally, we employ sophisticated business intelligence systems to monitor the loan-to-value ("LTV") and return on investment ("ROI") performance, allowing us to measure and analyze the success of various marketing tactics at any given time. Based on this analysis, our marketing team creates and updates individual marketing plans to help optimize distribution.

Monetization

Publishers and developers face increasing challenges monetizing their offerings. This is partly because most consumers find that the free version of a given software product adequately meets their needs. Accordingly, most app developers do not earn sufficient revenue to sustain a standalone business.

We provide a broad spectrum of solutions for our clients' monetization challenges. Through a sophisticated, data driven recommendation engine, we offer clients the ability to easily incorporate targeted ads into the download and installation process of their products thereby further increasing monetization opportunities. The engine allows for funnel monetization opportunities on post-install and uninstall pages, as well. Altogether, the engine provides end users with more relevant offers, ultimately increasing end user satisfaction and monetization.

Our DisplayFuel tool aggregates and optimizes applications, services, and offers. The tool scours the web and recommends the most relevant, highest quality deals, price comparisons, coupons and content. The tool can be easily incorporated during the installation process of our clients' products as standalone software for use by end users. This serves as an effective monetization mechanism, as we compensate clients either based on a fixed fee per installation or via a revenue sharing arrangement for revenue generated when end users follow the links related to the applications, services and offers included in the tool.

Through our close partnerships with the world's leading search providers such as Microsoft, Google, Yahoo and Ask, we enable our clients to monetize their search assets. Publishers and developers may incorporate a search box into their offerings that is powered by our search providers, who in turn pay us fees for searches emanating from such search boxes. Depending on the payment model adopted, we pay our clients a fee on a pay-per-search or revenue sharing basis for search activity emanating from the incorporated search boxes.

Optimization

Most app developers are small businesses without analytical capabilities or the required funds to improve funnel conversion, create the necessary systems for tracking revenue per user, or implement traffic acquisition with positive ROI.

Control Center is our analytics platform that enables our clients to manage their distribution and monetization activities and better optimize their offerings. Through the platform, we provide our clients with real-time analytics, custom reports, and advanced optimization and editing tools, which together act as a springboard to higher conversions and increased ROI.

Legacy Products

Our legacy consumer products are currently available in seven languages in addition to English. Prices and license fees for our premium products range between $5 and $40, varying based on market, length of license period and whether the products are offered together. Our legacy product line crosses several vertical markets and consists of the following products, all of which may be downloaded over the Internet:

•
IncrediMail is our communication client.  Its basic version can be downloaded free of charge. Incredimail is used for managing email messages and Facebook feeds, and offers various graphic and personalizing capabilities. In addition, it is safe, simple and easy to use. The premium version of this software offers, for an annual subscription fee, VIP support and enhanced graphic capabilities, as well as advanced anti-spam software for a separate annual subscription fee.

In March 2013, we introduced IncrediMail for the iPad, which has been rebranded as Molto. We launched Molto for the iPhone in October 2013 and for Android phones in January 2014. Molto is one of the first email applications truly adapted for touch-screen devices. It redesigns the inbox, unifies multiple email accounts, creates a photo inbox from friends and family Facebook photos, and elevates messages so their contents can easily be seen by users at a glance, in an intuitive "magazine-by-touch" format. With its sleek interface, Molto transforms organizing email on iPhone, iPad and Android phones and tablets into a simpler, more visual experience that allows our users to navigate, read and enjoy emails in a fun and innovative manner.

•
SweetIM is free downloadable and easy-to-use software that enables users to enhance their messaging experience and express themselves in creative ways across online platforms, such as messenger, email, etc.

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

Products under Development

Our research and development activities are primarily conducted internally, focusing on the development of new platform-based solutions that will offer developers (i) effective distribution tools, (ii) increased monetization capabilities, and (iii) enhanced optimization via powerful, reliable, and easy-to-use analytics. Additionally, we focus our research and development efforts on developing new products and improving existing products through software updates and upgraded features. Our Research &Development department is divided into groups based on scientific disciplines and types of applications and products.

Breakdown of Revenues

Our solutions and products are distributed and sold throughout the world in more than 100 countries. The following table shows the revenues generated by our legacy business and by the ClientConnect business, by territory, in 2013:

	Legacy Search-Generated and Related Advertising Revenues	Legacy Product Revenues	ClientConnect Search- Generated Revenue
Tier 1 – North America	35%	86%	70%
Tier 2 – Europe	47%	10%	23%
Tier 3 – Other	18%	4%	7%

               In previous years, we divided our sales regions somewhat differently, as set forth below:

               In 2012, legacy search and product revenues in the United States, Canada, United Kingdom and Australia represented 47% and 84% of revenues, respectively, in France, Germany, Italy, Spain, Netherlands, Belgium and Switzerland represented 35% and 8% of revenues, respectively, and in the rest of the world represented 18% and 8% of revenues, respectively.

    In 2011, legacy search and product revenues in the United States, Canada, United Kingdom and Australia represented 42% and 66% of revenues, respectively, in France, Germany, Italy, Spain, Netherlands, Belgium and Switzerland represented 43% and 23% of revenues, respectively, and in the rest of the world represented 15% and 11% of revenues, respectively.

Intellectual Property

Although we have a number of patents, copyrights, trademarks and trade secrets and confidentiality and invention assignment agreements to protect our intellectual property rights, we believe that our competitive advantage depends primarily on our marketing, business development, applications, know-how and ongoing research and development efforts. Accordingly, we believe that the expiration of any of our patents or patent licenses, or the failure of any of our patent applications to result in issued patents, would not be material to our business or financial position.

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

We have six patents in the United States and one in Israel, as well as several patent applications pending in the United States, Israel the European Union.

We enter into licensing arrangements with third parties for the use of software components, graphic, sound and multimedia content integrated into our products.

We have registered: (i) "Perion" as a trademark in the United States, Israel and the European Community (a community trademark);  (ii) "IncrediMail" and "PhotoJoy" as trademarks in the United States, the European Community (a community Trademark) and China and we have a pending application for IncrediMail in Israel that has already been allowed; (iii) "Smilebox Teeth Design" in the United States;  (iv) "Smilebox" in Australia, Canada, China, France, Germany, Japan, Korea, United Kingdom and the United States; and (v) "SWEETPACKS" and "SWEETIM" in the United States.

In addition, we are the owner of a U.S. trademark application for “Codefuel”.

All employees and consultants are required to execute confidentiality covenants in connection with their employment and consulting relationships with us. In addition, our consulting agreements contain assignment and waiver provisions relating to the consultant’s rights in respect of inventions.  However, there can be no assurance that these arrangements will provide us with adequate protection. Although our employment agreements contain assignment and waiver provisions relating to the employee’s rights in respect of inventions created within the course of their employment with us, including in respect of "Service Inventions", as defined under the Israeli Patents Law, 5727-1967, we cannot guarantee that such waiver of rights to receive compensation for Service Inventions will be upheld by Israeli courts, due to a recent ruling by the Israeli Supreme Court which left the validity of such a waiver to further judicial review.

Competition

The markets in which we are active are subject to intense competition. We compete with many other companies offering solutions for online publishers and developers, including search services and other software in conjunction with changing a user’s default search settings.

As a major part of our revenues stem from our offering of search properties, we compete with search engine providers themselves such as Google, Microsoft, Yahoo, Ask and others. We also compete with many other companies offering consumer downloadable software, albeit totally different software, utilizing the same strategy, to offer their search properties, such as Interactive Corporation, AOL, Blucora, AVG Technologies and others.

The market ClientConnect operates in -- providing distribution, monetization and analytical solutions to software developers and publishers -- is very competitive as well, with companies such as Google, Interactive Corporation, Blucora and others providing competing solutions.

Many of our current and potential competitors have significantly greater financial, research and development, back-end analytical systems, manufacturing, and sales and marketing resources than we have. These competitors could use their greater financial resources to acquire other companies to gain even further enhanced name recognition and market share, as well as to develop new technologies, enhanced systems and analytical capabilities, products or features that could effectively compete with our existing solutions, products and search services. Demand for our solutions, products and search services could be diminished by solutions, products, services and technologies offered by competitors, whether or not their solutions, products, services and technologies are equivalent or superior.

Finally, our ability to attract developers is largely dependent on our ability to pay higher rates to our publishers and developers, our success in creating strong commercial relationships with developers that have successful software, websites or distribution channels, and our ability to differentiate our distribution, monetization, and optimization tools from those of our competitors, primarily through our Life Cycle Management platform.

Government Regulation

We are subject to a number of U.S. federal and state and foreign laws and regulations that affect companies conducting business on the Internet.  The manner in which existing laws and regulations will be applied to the Internet in general, and how they will relate to our business in particular is unclear. Accordingly, we cannot be certain how existing laws will be interpreted or how they will evolve in areas such as user privacy, data protection, content, use of “cookies”, access changes, “net neutrality”, pricing, advertising, distribution of “spam”, intellectual property, distribution, protection of minors, consumer protection, taxation and online payment services.

In particular, we are subject to U.S. federal and state laws regarding copyright infringement, privacy and protection of user data, many of which are subject to regulation by the Federal Trade Commission. These laws include the Digital Millennium Copyright Act, which aims to reduce the liability of online service providers for listing or linking to third-party websites that include materials that infringe copyrights or the rights of others, and other federal laws that restrict online service providers’ collection of user information on minors as well as distribution of materials deemed harmful to minors. Many U.S. states, such as California, are adopting statutes that require online service providers to report certain security breaches of personal data and to report to consumers when personal data will be disclosed to direct marketers. There are also a number of legislative proposals pending before the U.S. Congress and various state legislative bodies concerning data protection which could affect us.

Foreign data protection, privacy and other laws and regulations may affect our business, and such laws can be more restrictive than those in the United States. For example, in Israel, privacy laws require that any request for information for use or retention in a database be accompanied by a notice that indicates: whether a person is legally required to disclose such information or that such disclosure is subject to such person’s consent; the purpose for which the information is requested; and to whom the information is to be delivered. A breach of privacy under such laws is considered a civil wrong and subject to a significant fines and civil damages. Certain violations of the law are considered criminal offences punishable by imprisonment. In the European Union and the United Kingdom, privacy legislation has tightened the restrictions around accessing and using data stored in a subscriber’s terminal equipment and requires the consent of the subscriber before accessing such information. Further, the European Commission is currently considering a data protection regulation that may include operational requirements for companies that receive personal data that are different than those currently in place in the European Union, and that may also include significant penalties for non-compliance. To further complicate matters in Europe, Member States may not adopt relevant European Union Directives or may adopt differing laws in their respective jurisdictions.

These regulations result in significant compliance costs and could result in restricting the growth and profitability of our business.

C.            ORGANIZATIONAL STRUCTURE

IncrediMail, Inc., our wholly-owned Delaware subsidiary, owns all of the outstanding shares of common stock of Smilebox Inc., a Washington corporation.

SweetIM Ltd., our wholly-owned Belize subsidiary, owns all of the outstanding ordinary shares of SweetIM Technologies Ltd., an Israeli company.

ClientConnect Ltd., our wholly owned Israeli subsidiary, owns all of the outstanding shares of common stock of ClientConnect, Inc., a Delaware corporation, and all of the outstanding ordinary shares of ClientConnect B.V., a Netherlands company.

D.            PROPERTY, PLANTS AND EQUIPMENT

We lease five facilities, three located in Israel (Tel Aviv, Ness Ziona and Holon) and three located in the United States (Redmond, Washington, and San Francisco, California).

The lease in Tel Aviv covers a total area of 30,000 square feet and expires in 2015, with an annual cost of approximately $1.1 million. In Ness Ziona, we lease an area of 2,850 square feet, which expires in 2015, and an additional area of 900 square feet, which expires in 2014, with a total annual cost of approximately $0.1 million. During the third quarter of 2014, we plan to move all of our Israeli personnel to Holon.  The lease in Holon covers a total area of 101,500 square feet and expires in 2024, with an option to extend for two additional two-year periods. Annual cost is approximately $3.1 million.

The lease in Redmond covers a total area of 8,300 square feet, with an annual cost of approximately $0.3 million, expiring in 2015, with an option to extend for another 2 to 5 years. The Company's office moved to new a space in San Francisco, leasing a total of approximately 4,658 square feet, with an annual cost of approximately $0.3 million and expiring in 2019.

We believe that our current facilities, particularly the space we plan to occupy in Holon, Israel, during the third quarter of 2014, are adequate to meet our current needs, and we believe that suitable additional space will be available as needed to accommodate ongoing operations and any such growth.

We own approximately 520 servers located in Israel, Europe and the United States. We also rent the services of approximately 260 additional servers located around the world, mainly through Amazon Web Services, and Microsoft Windows Azure cloud services. Our servers include mainly web servers, application servers, mail servers and database servers. Bezeq and Cellcom Israel Ltd. provide our Internet and related telecommunications services in Israel, including hosting and co-location facilities, needed to operate our websites. Bezeq is Israel’s largest provider of such services and is a member of Bezeq Group, Israel’s incumbent national telecommunications provider. In the United States CenturyLink, and in Europe Evoswitch, is our co-location provider. Our ISPs are CenturyLink, NTT Communication, Level3 Communication and Colt.  Bezeq and Cellcom are the two largest providers of such services in Israel. All other Internet Service Providers ("ISPs") are tier-1 worldwide providers in this area. All co-location and telecommunication services are provided through standard purchase orders and invoices. We add servers and expand our systems located at their facilities as our operations require. We believe there are many alternative providers of these services both within and outside of Israel.

ITEM 4.A                      UNRESOLVED STAFF COMMENTS

None.

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

A.           OPERATING RESULTS

Overview

In our legacy business (our business before the ClientConnect Acquisition) we design and market a suite of downloadable consumer products that are simple, safe and useful. These include primarily customized and entertaining email software products, software for sharing digital photo creations, instant messaging enhancement software and a variety of free, fun, easy-to-use and safe application and downloadable expression content. We believe that the user experience we have created has been successful in attracting a unique underserved demographic segments seeking software applications that make their lives a little simpler and more enjoyable. In addition, together with our products we offer users consumer software products owned by other companies, which are distributed in conjunction with our products, and search services powered by our search engine partners.

In the last quarter of 2013, we recorded an average of approximately 6.5 million installs each month. As of December 31, 2013, we had an installed base of approximately 3.8 million users, including 537,000 subscribers to our premium products. In addition, based on information received from Conduit, ClientConnect had an install base totaling 14.8 million users as of December 31, 2013. Included in our "installed base" are users who have our software installed on their computer on the measurement date. The length of use varies dramatically based on the product, whether the version of such product is the free version or the one for which users are required to pay, when the product was downloaded, and other factors. We believe our historical track record of our users accepting and utilizing the search properties we offer, as well as our history of converting registered users to purchasing customers, represents a convincing validation of our business strategy.

Prices and license fees for our products vary based on market, length of license period and whether the products are offered together. Our prices and fees range from less than $5 to approximately $40, with subscription periods varying between one month and one year. These prices are subject to market conditions and can vary in the currencies in which they are paid. Because a significant portion of our revenues come through other aggregators it is difficult for us to know whether and to what extent inflation or a fluctuation in foreign currency exchange rates have had a material effect on our revenues, and therefore we are limited in what we can do to address these potential risks.

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

On November 30, 2012, we completed the purchase of all the outstanding shares of SweetIM Ltd., a Belize company that wholly owns SweetIM Technologies Ltd., an Israeli consumer internet company ("SweetIM"). SweetIM produces a variety of free, fun, easy-to-use and safe applications and downloadable content for everyday use under the "SweetPacks" trade name. SweetIM generates a significant majority of its revenues through the Google AdSense program. We paid $10 million in cash and 1.99 million of our ordinary shares at the closing. In June 2013, we paid $2.7 million as a result of a working capital adjustment. A deferred payment of $5.6 million in cash was paid in December 2013, and a contingent payment of up to $7.5 million in cash is due in May 2014, if certain milestones are met. The milestones are based on our revenues in the fiscal year of 2013and the absence of certain changes in the industry in which we operate. We believe that that the terms of the Share Purchase Agreement will require us to pay $2.5 million with respect to the contingent payment.

On January 2, 2014, we completed the purchase of all the outstanding shares of ClientConnect. On December 31, 2013, pursuant to a Split Agreement, Conduit transferred to ClientConnect the entire activities and operations, and related assets and liabilities, of its ClientConnect business on a cash-free and debt-free basis and the Conduit shareholders became the shareholders of ClientConnect in proportion to their ownership of Conduit.  Upon the consummation of the ClientConnect Acquisition, each ClientConnect ordinary share was exchanged for approximately 0.2387 of our ordinary shares, as a result of which ClientConnect became a wholly owned subsidiary of ours.  In addition, we granted options to purchase our ordinary shares to ClientConnect employees in exchange for their options to purchase ClientConnect shares that were issued to them upon the consummation of the Conduit Split as a roll-over of their then existing options to purchase ordinary shares of Conduit. Accordingly, we issued 54.75 million of our ordinary shares to the ClientConnect shareholders and granted options to purchase 2.82 million of our ordinary shares to the ClientConnect employees. Immediately, following the closing, we were owned approximately 81% by the former ClientConnect shareholders and option holders and 19% by our pre-closing shareholders and option holders, on a fully diluted basis (as determined by the treasury stock method, together with an adjustment for an assumed issuance of our ordinary shares at a reference price of $10.49 per share based on the Black Scholes values of out-of-the-money Perion options and ClientConnect options). ClientConnect provides distribution, monetization and analytical services to software developers, distributors and publishers.

The financial statements included in this annual report do not reflect the ClientConnect business. However, we have included certain information about the ClientConnect business in this Item 5. In addition, shortly after filing this annual report, we expect to submit with the SEC a report on Form 6-K containing containing the audited consolidated statements of income, change in shareholders' equity and cash flows of ClientConnect for the years ended December 31, 2011, 2012 and 2013 and the audited consolidated balance sheets of ClientConnect as of December 31, 2012 and 2013, as well as pro forma combined financial data of Perion and ClientConnect as though the ClientConnect Acquisition were consummated on January 1, 2013.

Commencing in 2014, the ClientConnect Acquisition will be reflected in our financial statements as a reverse acquisition of all of our outstanding shares and options by ClientConnect in accordance with Accounting Standards Codification Topic 805, "Business Combinations" (“ASC 805”), using the acquisition method of accounting whereby ClientConnect will be deemed the accounting acquirer and we will be deemed accounting acquiree. In accordance with the ASC 805 presentation requirements, following the acquisition,our 2014 financial statements will include ClientConnect’s comparative numbers, namely, consolidated balance sheets as of December 31, 2013, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the two years in the period ended December 31, 2013.

Revenues

We generate our revenues primarily from three major sources: (i) search generated revenues, (ii) sale of premium software products and solutions, and (iii) advertising and other. The following table shows our revenues by category (in thousands of U.S. dollars):

	Year Ended December 31,
	2011	2012	2013
Search	$25,466	$38,061	$59,038
Products	7,191	17,574	17,818
Advertising and Other	2,816	4,588	10,292
Total revenues	$35,473	$60,223	$87,148

Cost of Revenues

Cost of revenues consists primarily of salaries and related expenses, license fees, amortization of acquired technology, amortization of capitalized research and development costs and payments for content and server maintenance, all related to our product revenues and communicating with our users. The direct cost relating to search and advertising revenues are immaterial. The number of employees included in the calculation of cost of goods sold was 14, 11, and 13 at the end of 2011, 2012 and 2013, respectively.

Research and Development Expenses, net

Our research and development expenses consist primarily of salaries and other personnel-related expenses for employees primarily engaged in research and development activities, allocated facilities costs, subcontractors and consulting fees. Our research and development expenditures in 2013 increased compared to the prior year but decreased as a percentage of sales. The increase was primarily due to costs associated with our continued mobile product development for Smilebox on the iPhone, IncrediMail for the iPad, iPhone and Android, which were released in 2013, and Guardius, which is an application that enhances the speed and security of the browser. We expect this trend to continue in 2014, with our research and development costs continuing to increase in nominal dollars, while decreasing as a percentage of sales, as our sales continue to grow at an accelerated pace due largely to the ClientConect Acquisition. The nominal increase will enable us to continue to enrich our product pipeline going forward, particularly on mobile platforms. The number of employees in research and development were 69, 117, and 105 at the end of 2011, 2012 and 2013, respectively.

Selling and Marketing Expenses

Our selling and marketing expenses consist primarily of customer acquisition costs, as well as salaries and other personnel-related expenses for employees primarily engaged in marketing activities, allocated facilities costs, as well as other outsourced marketing activity. As part of our strategy to accelerate growth, we increased customer acquisition costs dramatically, both nominally and as a percentage of sales, every year since 2011 and expect to continue increasing the rate of investment in customer acquisition even further in 2014. With this investment we aim to increase the number of product downloads, users, search queries generated by those downloading our software or that of our partners, and subsequently, revenue from search, premium subscriptions and advertising. Customer acquisition costs were $8.0 million, $22.1 million and $32.3 million in 2011, 2012 and 2013, respectively. The number of employees in sales and marketing was 32, 50, and 49 at the end of 2011, 2012 and 2013, respectively.

General and Administrative Expenses ("G&A")

Our general and administrative expenses consist primarily of salaries and other personnel-related expenses for executive and administrative personnel, allocated facilities costs, professional fees and other general corporate expenses. In order to facilitate our strategy for accelerated organic and non-organic growth, we continue to enhance our management team with experienced professionals capable of managing constant change and rapid organic and acquired growth. As a result, G&A expenses increased nominally in 2011, 2012 and in 2013.  In each of those years, on a GAAP basis, G&A expenses also included significant direct acquisition expenses incurred in connection with the acquisitions made in those years. However, excluding acquisition-related expenses, as a percentage of sales, G&A in 2013 was at its lowest level since we went public in 2006. Looking forward, in 2014 we expect G&A expenses (excluding costs stemming from new acquisitions) to continue to increase nominally to accommodate our growth and meet our regulatory requirements without increasing as a percentage of sales. The number of employees in G&A was 24, 30, and 36 at the end of 2011, 2012 and 2013, respectively.

Income Tax Expense

For our Israeli operations we have elected to implement a tax incentive program pursuant to a 2011 Israeli tax reform, referred to as a "Preferred Enterprise", starting with our 2011 "preferred income", according to which a reduced tax rate of 15% is applied to our preferred income. A distribution from a Preferred Enterprise out of the preferred income would be subject to 15% withholding tax for Israeli-resident individuals and non-Israeli residents (subject to applicable treaty rates).

See Item 10.E “Taxation - Israeli Taxation - Law for the Encouragement of Capital Investments, 1959" and Item 8. “Financial Information - Consolidated Statements and Other Financial Information - Policy on Dividend Distribution" for more information about this program and the Company’s dividend policy.

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

Revenue recognition

Search generated and other revenues from advertising, whether from keyword search, advertising on our website or in our email client, are recognized when we are entitled to receive the fee. Advertisers are charged and pay monthly, based on the number of clicks generated by users clicking on these ads. Persuasive evidence of an arrangement exists based upon a written agreement or purchase order with a search provider or display advertiser. Delivery occurs when an advertisement is offered by us and a user clicks on it in the case of a cost-per-click ("CPC") arrangement, or the requisite number of impressions are displayed pursuant to a cost-per-thousand impression ("CPM") arrangement, or when a user installs our software.

In accordance with ASC 605-50, "Customer Payments and Incentives", we account for cash consideration given to customers for which we do not receive a separately identifiable benefit or cannot reasonably estimate fair value as a reduction of revenue rather than as an expense.

Revenues from email software license sales are recognized when all criteria outlined in ASC 985-605, "Software – Revenue Recognition" are met. Such revenues are recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable and collectability is probable. For substantially all of our software arrangements, we evaluate each of these criteria as follows:

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

Revenues from licensing of premium products are recognized over the term of the licensing period, which currently are either one month or one year. Until the end of 2011, we offered lifetime licenses for one of our premium products as well. While offered, our estimation of the lifetime usage of that product was six years, based on historical data collected. We no longer offer that service, offering all users who had purchased the service in the past to download to their local computer all the premium content previously included in the service. Any user that did not download the content may still contact us and receive a copy of the premium content. As the service has been terminated, that premium content collection is no longer updated, nor can it be accessed through our software.  The balance of revenues previously deferred over the remaining lifetime of the service was truncated and recognized as revenues in the beginning of 2012.

The amount of revenues derived from multiple element arrangements is not material to our results of operations.

Stock-Based Compensation

We account for share-based payment awards made to employees, non-employees and directors in accordance with ASC 718, "Compensation – Stock Compensation", which requires the measurement and recognition of compensation expense based on estimated fair values. Determining the fair value of stock-based awards at the grant date requires the exercise of judgment, as well as the determination of the amount of stock-based awards that are expected to be forfeited. If actual forfeitures differ from our estimates, stock-based compensation expense and our results of operations would be impacted. Expense is generally recognized on a straight-line basis over the service period during which awards are expected to vest, except for awards with market or performance conditions, which are recognized using the accelerated method.

Total stock-based compensation expense recorded during 2013 was $1.5 million, of which $0.2 million was included in research and development costs, $0.2 million in selling and marketing expenses and $1.1 million in general and administrative expenses.

As of December 31, 2013, the maximum total compensation cost related to options and RSUs granted to employees, non-employees and directors not yet recognized amounted to $4.8 million. This cost is expected to be recognized over a weighted average period of 2.4 years.

We estimate the fair value of standard stock options granted using the Binomial method option-pricing model and options with exercise that is subject to a stock price target using the Monte Carlo simulations. The option-pricing models require a number of assumptions, of which the most significant are expected stock price volatility and the expected option term. Expected stock price volatility was calculated based upon actual historical stock price movements over the most recent period ending on the grant date, equal to the expected option term. The expected option term was calculated based on our assumptions of early exercise multiples, which were calculated based on comparable companies, and a termination exit rate, which was calculated based on actual historical data. The expected option term represents the period that our stock options are expected to be outstanding. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term. The fair value of restricted stock awards is based on the market value of the underlying shares at the date of grant.

In November 2010, our board of directors changed our dividend policy so that we do not distribute any cash dividends.

Taxes on Income

We are subject to income taxes in Israel and the United States. Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes. Based on the guidance in ASC 740 "Income Taxes", we use a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement.

Although we believe we have adequately reserved for our uncertain tax positions, no assurance can be given that the final tax outcome of these matters will not be different. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit, the refinement of an estimate or changes in tax laws. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate. Interest is recorded within finance income, net.

Accounting for tax positions requires judgments, including estimating reserves for potential uncertainties. We also assess our ability to utilize tax attributes, including those in the form of carry forwards for which the benefits have already been reflected in the financial statements. We record valuation allowances for deferred tax assets that we believe are not more likely than not to be realized in future periods. While we believe the resulting tax balances as of December 31, 2013 are appropriately accounted for, the ultimate outcome of such matters could result in favorable or unfavorable adjustments to our consolidated financial statements and such adjustments could be material. See Note 10 of our consolidated financial statements for further information regarding income taxes. We have filed or are in the process of filing local and foreign tax returns that are subject to audit by the respective tax authorities. The amount of income tax we pay is subject to ongoing audits by the tax authorities, which often result in proposed assessments. In November 2013 we reached a settlement with the Israeli Tax Authorities regarding our corporate tax returns from the years 2009-2012. See Note 10 of our consolidated financial statements for further information regarding such settlement. We believe that we adequately provided for any reasonably foreseeable outcomes related to tax audits and settlement. However, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved, audits are closed or when statutes of limitation on potential assessments expire.

Business combinations

We account for business combinations following ASC 805 "Business Combinations", which requires that we allocate the purchase price of acquired companies to the tangible and intangible assets acquired and liabilities assumed, based on their estimated fair values. In addition, we expense acquisition-related expenses as they are incurred. We engage a third-party appraisal firm to assist management in determining the fair values of certain assets acquired and liabilities assumed. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets.

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

In connection with purchase price allocations, we estimate the fair value of the support obligations assumed in connection with acquisitions. The estimated fair value of the support obligations is determined utilizing a cost build-up approach. The cost build-up approach determines fair value by estimating the costs related to fulfilling the obligations plus a normal profit margin. The sum of the costs and operating profit approximates, in theory, the amount that we would be required to pay a third party to assume the support obligation. See Note 3 to our consolidated financial statements for additional information on accounting for our acquisitions in 2011 and 2012.

Goodwill

Goodwill is measured as the excess of the cost of acquisition over the sum of the amounts assigned to tangible and identifiable intangible assets acquired less liabilities assumed. We review goodwill for impairment annually in October each year, and whenever events or changes in circumstances indicate its carrying value may not be recoverable in accordance with ASC 350 "Intangibles – Goodwill and other". Goodwill impairment is deemed to exist if the carrying value of a reporting unit exceeds its fair value. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, then we would record an impairment loss equal to the difference.

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

Our most recent annual goodwill impairment analysis, which was performed in 2013, did not result in impairment. As of December 31, 2013, our market capitalization was significantly higher than our equity book value.

Impairment of Long-Lived Assets

We are required to assess the impairment of tangible and intangible long-lived assets subject to amortization, under ASC 360 "Property, Plant and Equipment", on a periodic basis and when events or changes in circumstances indicate that the carrying value may not be recoverable. Impairment indicators include any significant changes in the manner of our use of the assets or the strategy of our overall business, significant negative industry or economic trends and significant decline in our share price for a sustained period.

Upon determination that the carrying value of a long-lived asset may not be recoverable based upon a comparison of aggregate undiscounted projected future cash flows from the use of the asset or asset group to the carrying amount of the asset, an impairment charge is recorded for the excess of carrying amount over the fair value. We measure fair value using discounted projected future cash flows. We base our fair value estimates on assumptions we believe to be reasonable, but these estimates are unpredictable and inherently uncertain. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for our tangible and intangible long-lived assets subject to amortization. No impairment charges were recognized during 2011, 2012, or 2013.

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

Results of Operations

The following table sets forth, for the periods indicated, our statements of operations expressed as a percentage of total revenues (the percentages may not equal 100% because of the effects of rounding):

	Year Ended December 31,
	2011	2012	2013
Revenues:
Search	72%	63%	68%
Products	20	29	20
Advertising and Other	8	8	12
Total revenues	100%	100%	100%
Cost of revenues	8	9	13
Gross profit	92	91	87
Operating expenses
Research and development, net	21	18	15
Selling and marketing	37	49	50
General and administrative	22	14	17
Total operating expenses	80	81	82
Operating income	12	10	4
Financial income (expense), net	4	0	(1)
Income before taxes on income	16	10	3
Income tax expense	-	4	3
Net income	16%	6%	0%

As shown in the above table, our operations are generally characterized by high gross profit margins, which are attributable mainly to two factors: (i) we do not have manufacturing costs for our products, and (ii) our search generated revenues have virtually no direct cost associated with them. Starting in the second half of 2011, we dramatically increased our investment in customer acquisition costs to fuel future growth. These expenses increased from $8.1 million in 2011 to $22.1 million in 2012 to $32.3 million in 2013. This was the primary reason for the increase in selling and marketing expenses in 2012, both nominally and as a percentage of sales, resulting in lower operating and net income margins in 2012 and 2013. We expect to further increase our customer acquisition costs in 2014, increasing our sales and marketing expenses, both nominally and as a percentage of sales. In addition, general and administrative expenses included expenses related to the acquisition of subsidiaries of $1.1 million, $2.1 million and $6.2 million in 2011, 2012 and 2013, respectively. However, as a result of these acquisitions, we expect increased revenues and improved operating margins in 2014.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Revenues.  Revenues increased by 45% in 2013, from $60.2 million in 2012 to $87.1 million in 2013.  This increase was a result of increases in each of our revenue streams, as discussed below:

Search revenues. Search revenues increased by 55% in 2013, from $38.1 million in 2012 to $59.0 million in 2013. This increase was due to an increase in the number of downloads and subsequently the number of users using our search service. This increase was due to organic growth, as well as the acquisition in the latter part of 2012 of SweetIM’s activity, which too was based on search generated revenues and which has since been fully integrated into our business. We offer our search service in conjunction with our products, including our toolbars, powered primarily by Google, Microsoft and Ask.  Search revenues included revenues derived from the Conduit Commercial Agreement between Perion and Conduit entered into in August 2013. Sales generated by us under the agreement were $7.1 million in the period of August-October 2013 and $10.8 million during the period of November-December 2013. The direct customer acquisition costs ("CAC") associated with those revenues were $6.6 million and $7.7 million in those periods, respectively. Due to the proximity in time of the ClientConnect Acquisition and the signing of the Conduit Commercial Agreement and the nature of the transactions, we recorded the effect of the Conduit Commercial Agreement on a net basis. Accordingly, with regard to the activity during the period of August-October 2013, $0.5 million was recognized as search revenues on our 2013 statement of income. The net effect of the transactions with Conduit under the Conduit Commercial Agreement during November-December 2013 of $3.1 million, which was not recognized as revenue on a consolidated basis in light of the closing of the ClientConnect Acquisition in the beginning of January 2014, is reflected as deferred revenues on our balance sheet as of December 31, 2013.  Based on reports received from Conduit, the revenues of the ClientConnect business in 2013 were $325.5 million, most of which were from search. As a result, we expect our search revenues to increase significantly in 2014 and to continue to be the main source of our revenues.

Product revenues. Product revenues increased a nominal 1% in 2013, from $17.6 million in 2012 to $17.8 million in 2013.

Advertising and Other revenues. Advertising and other revenues increased 124% in 2013, from $4.6 million in 2012 to $10.3 million in 2013. This increase is attributable to increased distribution of display advertising in conjunction with software of our partners and offering of our homepage, which includes display advertising, and the subsequent acceptance of this offer by our users. We believe these revenues will continue to increase in 2014 as our distribution increases. In the ClientConnect business, advertising and other revenues accounted for 15% of revenues in 2013 and is increasing, and therefore we expect this too will contribute to the expected increase in this revenue stream in 2014.

Cost of revenues. Cost of revenues in 2013 was $11.4 million, as compared to $5.2 million in 2012. Amortization of intangible assets increased by $5.9 million due to the acquisition of SweetIM in 2012. The increase in amortization expenses caused a decrease in gross profit margin from 91% in 2012 to 87% in 2013. As we expect revenues to grow significantly in 2014 as a result of the acquisition of ClientConnect, without a proportionate increase in the cost of revenues, we expect the gross profit margin to increase and be above 90%.

Research and development expenses, net ("R&D"). R&D increased by $2.7 million in 2013, from $10.7 million in 2012 to $13.4 million in 2013, decreasing as a percentage of sales from 18% in 2012 to 15% in 2013. The increase was as a result of our investing in enriching our product pipeline in 2013, primarily by making our products available on mobile platforms.  In 2013, we continued to invest in the mobile version of Smilebox, released Molto, a mobile version of our email product for the iPad, iPhone and Android platform, and created Guardius for enhancing the user browser experience. Based on reports received from Conduit, the R&D expenses of the ClientConnect business in 2013 were $22.4 million, including $18.3 million related to the Conduit business not acquired by us. In 2014 we intend to develop analytical tools to service mobile applications as ClientConnect services desktop software developers. In addition, we plan on developing tools and platforms to enhance our ability to increase advertising revenues, independent of our search offering. As a result, we expect the R&D expenditure to continue and increase nominally although decrease as a percentage of sales.

Selling and marketing expenses. Selling and marketing expenses increased 47%, from $29.5 million in 2012 to $43.4 million in 2013. This increase was primarily attributable to the increased investment in customer acquisition costs, which increased from $22.1 million in 2012 to $32.3 million in 2013. This increase does not include the $14.3 million of customer acquisition costs associated with revenues from our Commercial Agreement with Conduit and netted from revenues. Based on reports received from Conduit, in 2013 the ClientConnect business had $185.4 million in customer acquisition costs, including $18.0 million incurred in connection with the Conduit Commercial Agreement. We therefore expect this expense to increase significantly in 2014, even as a percentage of sales, to fuel future growth. At the same time, we continue to condition this investment on a positive return on investment ("RoI") within one year, and to the extent we cannot maintain a positive RoI, we may curtail this expenditure. In addition, other marketing expenses increased by $3.6 million, or 48%, primarily due to personnel costs incurred by increasing the size of our marketing department as we added the SweetIM marketing department in 2013 and amortization of acquisition-related intangible assets. Based on reports received from Conduit, in 2013 the ClientConnect business had other sales and marketing expenses of $10.3 million, including $9.1 million related to the Conduit business not acquired by us. We expect these expenses, excluding the customer acquisition costs, to grow only nominally from the level established in 2013, while decreasing as a percentage of sales.

General and administrative expenses ("G&A"). G&A increased from $8.6 million in 2012, to $15.1 in 2013. This increase was primarily due to costs associated with the acquisition of companies in 2013, which increased by $4.0 million, compared to those expenses in the previous year. G&A expenses from organic operations in 2013 increased by $2.5 million and were equal to 10% of sales, compared to 11% in 2012.  Based on reports received from Conduit, in 2013 the ClientConnect business had $19.1 million in G&A expenses, including $6.5 million related to the Conduit business not acquired by us. With the exception of costs that could be incurred in connection with future acquisitions, although we expect G&A cash expenses to increase nominally, we expect these cash expenses to decrease as a percentage of sales in 2014.

Taxes on Income. Income tax in 2013 was $2.3 million, compared to $2.5 million in 2012. While nominally taxes on income declined, the effective income tax rate increased primarily as a result of the significant increase in expenses not deductible for tax purposes in 2013, particularly $6.2 million of acquisition-related costs and $1.5 million in employee stock-based compensation. Based on reports received from Conduit, in 2013 the ClientConnect business had tax expenses of $22.6 million and an effective tax rate of 27%.

Net Income. Net income in 2013 was $0.3 million, compared to $3.5 million in 2012. As described above, this decrease was primarily a result of an increase of $4.0 million in acquisition-related costs that did not contribute to the current operations. Based on reports received from Conduit, in 2013 the ClientConnect business had $28.6 million in net income.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Revenues.  Revenues increased by 70% in 2012, from $35.5 million in 2011 to $60.2 million in 2012.  This increase was a result of increases in each of our revenue streams, as discussed below:

Search revenues. Search revenues increased by 49% in 2012, from $25.5 million in 2011 to $38.1 million in 2012. This increase was due to an increase in the number of downloads and subsequently the number of users using our search service. We offer our search service in conjunction with our products and toolbar, with Google powering the search service for substantially all our users in such years. In addition, our SweetIM acquisition contributed one month of search revenues from the acquired company in 2012.

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

Advertising and Other revenues. Advertising and other revenues increased 63% in 2012, from $2.8 million in 2011 to $4.6 million in 2012. This increase is attributable to increased distribution of our software and to the offering of our homepage, which includes display advertising, and the subsequent acceptance of this offer by our users.

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

Taxes on Income. Income tax in 2012 was $2.5 million, compared to $0.2 million in 2011. The increase in income tax was primarily a result of a number of tax credits received in 2011 with respect to past years, a tax refund due to the settlement of a tax audit with the Israeli tax authorities and the discontinuation of our dividend distribution policy. In 2012, we did not benefit from these credits, and while our maximum statutory tax rate was 25%, we suffered from non-recurring tax expenses which, coupled with an increase in non-deductible expenses, caused an effective tax rate of 41%.

Net Income. Net income in 2012 was $3.5 million, compared to $5.7 million in 2011. As described above, this decrease was primarily a result of the $14.0 million increase in customer acquisition costs, the nominal increases in other operating expenses and the $2.3 million increase in tax expenses, partially offset by increased profits from the increase in revenues.

B.           LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2013, our working capital was a negative $2.9 million, consisting of approximately $47.6 million in current assets, less $50.4 million in current liabilities, which included $9.1 million in deferred revenues. As of December 31, 2012, our working capital was a negative $4.3 million, consisting of approximately $47.7 million in current assets, less $52.0 million in current liabilities, which included $5.1 million in deferred revenues. The increase in working capital was primarily due to trade accounts receivable, less trade accounts payable and accrued expenses increasing $3.0 million as a result of our higher level of activity, partially offset by other net liabilities. Based on reports received from Conduit, as of December 31, 2013 the ClientConnect business had negative working capital of $19.7 million, consisting of approximately $1.3 million in current assets, less $21.0 million in current liabilities, which included a $10.8 million payable to Perion in connection with the Conduit Commercial Agreement.  Pursuant to the terms of the ClientConnect Acquisition, Conduit agreed to provide ClientConnect a short-term working capital loan of up to $20 million,as described below under " – Credit Facilities".

As of December 31, 2013, we had cash and cash equivalents of $23.4 million and bank loans outstanding totaling $6.6 million to be paid over the next two to three years, including $4.3 million classified as long term debt and $2.3 million with current maturities.

We believe that our cash balances and cash generated from operations, including the operations of the ClientConnect business, together with the working capital loan from Conduit, will be sufficient to meet our anticipated cash requirements for operations, as well as our deferred acquisition payments, for at least the next 12 months.

Net Cash Provided By Operating Activities. Net cash provided by operating activities was $7.0 million, $16.3 million and $15.9 million for 2011, 2012 and 2013, respectively. The decrease in cash provided by operating activities in 2013 was primarily a result of net income, net of non-cash expenses increasing by $5.2 million in 2013, compared to 2012, while non-cash net change in operating assets and liabilities increased in 2013 by $2.5 million, as compared to an $8.1 million increase in non-cash net change in operating assets and liabilities in 2012.

Net Cash Used In Investing Activities. Net cash used in investing activities was $8.0 million, $8.1 million and $2.5 million in 2011, 2012 and 2013, respectively. While in 2011 and 2012 the cash used in investing activities was primarily a result of the acquisition of Smilebox and SweetIM, respectively, in 2013 the cash used in investing activities was primarily a result of $1.6 million invested in capitalized software (compared to $0.8 million invested in capitalized software in 2011 and 2012) and $0.7 million invested in property and equipment.

Net Cash Provided by (Used In) Financing Activities. Net cash provided by (used in) financing activities was ($3.9) million, $2.3 million and $11.8 million in 2011, 2012 and 2013, respectively. In 2011, the cash was used primarily for the payment of dividends to shareholders, and since that time we have discontinued our policy of paying dividends to our shareholders.  In 2012, the cash was provided by a bank loan, less payments already made on account, providing net cash of $8.9 million, less $6.6 million deferred payment for acquisitions. In 2013, the cash was used for payments made for the SweetIM acquisition in an amount of $9.5 million in addition to $2.3 million paid on account of the bank loan received.

Credit Facilities

In September 2011, we entered into an agreement with each of Bank Leumi Le-Israel ("Leumi") and First International Bank of Israel ("FIBI"), to secure a credit facility for up to a total of $20 million of financing. During the second quarter of 2012, we amended both agreements, and reduced the amount of each credit facility, to $6 million provided by Leumi, and $4 million by FIBI. In December 2013, we further amended the agreement with FIBI to remove one of the financial covenants.  The repayment of the debt is structured over four and five years from the respective draw date, and we have an option under each agreement for early repayment.

In order to secure our obligations to the banks, we granted to the banks a first priority floating charge on all of our assets and a first priority fixed charge on certain other immaterial assets (namely, rights for unpaid shares, securities and other deposits deposited with the banks from time to time, and rights for property insurance). The pledge agreements contain a number of customary restrictive terms and covenants that limit our operating flexibility, such as (1) limitations on the creation of additional liens, on the incurrence of indebtedness, on the provision of loans and guarantees and on distribution of dividends and (2) the ability of the banks to accelerate repayment in certain events, such as breach of covenants and liquidation events. Such provisions may hinder our future operations or the manner in which we operate our business, which could have a material adverse effect on our business, financial condition or results of operations.

On December 31, 2013, Conduit and ClientConnect entered into the Working Capital Financing Agreement  pursuant to which Conduit undertook to make available to ClientConnect a credit line of up to $20 million. Any amounts withdrawn under the credit line are required to be used solely to finance payment related to the then-current working capital needs of the ClientConnect business. The outstanding principal amount under the credit line bears interest at the annual rate prescribed by Section 3(j) of the Tax Ordinance (currently 4.1% per annum). As of March 31, 2014, ClientConnect has borrowed $12.5 million under the credit line. The credit line matures in April 2014.

C.           RESEARCH, DEVELOPMENT, PATENTS AND LICENSES, ETC.

Our research and development activities are conducted internally by a 105 person research and development staff.

Research and development expenses, net were $7.5 million, $10.7 million and $13.4 million in the years ended December 31, 2011, 2012 and 2013, respectively. In 2013, our efforts were focused on developing the back-end systems required for tracking the usage of our products and their monetization, as well as continued development of additional mobile versions for our photo sharing product Smilebox, available on the iPhone, as well as the mobile version of our IncrediMail-Molto email client, introduced in the first quarter of 2013, available on iPhone, iPad and Android platforms. In 2014 we plan on focusing our research and development efforts on creating distribution, monetization and analytical services for mobile platforms, as well as tools for increasing advertising revenues.

For a discussion of our intellectual property and how we protect it, see "Business Overview—Intellectual Property" under Item 4.B above.

D.           TREND INFORMATION

Industry trends expected to affect our revenues, income from continuing operations, profitability and liquidity or capital resources:

1.
In recent months the browser companies, particularly Google’s Chrome, as well as other browsers, have been instituting policy changes and regulations making it increasingly difficult to change a browser’s settings, including the ability to change a browser’s default search settings. Changing such settings has been a major part of the Company’s monetization model and until now we have been successful in overcoming these measures; however, it is becoming increasingly difficult to do so. In connection with these efforts by the browser companies, they are also making an effort to reset the applicable browser’s settings back to its default setting, causing us to have to recapture our users on a more concurrent basis. These activities have shortened the average lifetime we see from users utilizing our search settings. This has reduced the return on investment from our marketing and distribution efforts, although we believe that they remain sufficiently high for us to grow this part of our business.

2.
New regulations governing the ability to download software from the major software depositories such as the Google Store have limited our ability to bundle toolbars and other services with the other software.  Until this time, we have been successful in working around these restrictions, but this has negatively affected our distribution to some degree and caused us to find work-arounds and ways for us and our software developer partners to offer and download software from alternative sites.

3.
The browsers and certain software depositories have restricted the ability to download multipurpose toolbars. As such, we currently do not distribute toolbars for those browsers and through those venues and currently are not offering toolbars to new users.

4.
In 2013, Google continued to institute further changes to its search partner policies, changing the way Google’s partners (such as Perion) acquire and retain customers. Although these changes aim to improve the user experience (which is a goal that we share), they reduced our return on investment and we currently do not foresee it rebounding in the near future. In addition, we see these changes having long-term effects on the search market. We believe that our acquisition of ClientConnect has offered a viable alternative to the relationship with Google, due to its special relationship with Microsoft, including a less restricive policy environment. In addition, our newly attained larger size strengthens our bargaining position in negotiating with the search engine companies. Although we have attained a certain advantage of size and while we have increased our search engine alternatives, the limited number of relevant search engine alternatives limits our marketing abilities, and as a result reduced the return on investment from our marketing efforts.  In addition, these policies have limited our ability to partner with software developers and distributors that are non-compliant with the new policies, thereby restricting our ability to grow our business at the pace we have been accustomed to in past years.

5.
To address the multiple threats and changes regarding the long-term ability to grow search generated revenues, we are investing internal development efforts as well as focusing some of our acquisition efforts towards creating and acquiring tools and systems that would enable us to leverage the data we accumulate and offer more focused advertisements to users, thereby creating an alternative revenue generation model independent of search generated revenue.

6.
There has been a growing usage of portable platforms, including smartphones and tablets, enabling users to enjoy a more graphic and creative experience without a PC, and we believe that mobile platform distribution has already surpassed that of the desktop. This trend is most prominently represented by the popularity of the iPhone and its Android mobile platforms, as well as with the popular iPad and Android tablets. Although this trend is attracting an increasing portion of the market, we believe that the monetization of mobile platforms still lags significantly behind and desktop monetization is still far greater than that for mobile platforms. However, in order to address the trend and what we believe to be the inevitability of increased monetization of mobile platforms, we are investing internally and focusing our acquisition efforts on acquiring technologies enabling us to offer our services on mobile platforms and eventually generate revenues from these services.

For more information on uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our business, see Item 3 “Key Information—Risk Factors."

For additional trend information see the discussion in "Item 5.A Operating and Financial Review and Prospects – Operating Results."

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

F.           TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes our contractual commitments as of December 31, 2013 and the effect those commitments are expected to have on our liquidity and cash flow in future periods.

	Payments Due by Period (U.S. dollars in thousands)
Contractual Commitments as of December 31, 2013	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 Years
Long-term debt, including current portion(*)	$6,550	$2,300	$4,250	-	-
Accrued severance pay(**)	1,093	-	-	-	$1,093
Uncertain income tax positions(***)	574	-	-	-	-
Contingent consideration(****)	7,500	7,500	-	-	-
Operating leases	1,929	1,260	669	-	-
Total	$17,646	$11,060	$4,919	-	$1,093

_____________

(*)	Long-term debt obligations represent repayment of principal and do not include interest payments due thereunder.
(**)	Severance pay obligations to our Israeli employees, as required under Israeli labor law and as set forth in employment agreements, are payable only upon termination, retirement or death of the respective employee and are for the most part covered by ongoing payments to funds to cover such obligations. Of this amount, only $ 221 is unfunded.
(***)
Uncertain income tax positions are due upon settlement and we are unable to reasonably estimate the ultimate amount or timing of settlement. See Note 10i to our consolidated financial statements for further information.

(****)
Contingent consideration represents the maximum cash payments we will be obligated to make under contingent consideration arrangements with former owners of certain entities we acquired if specified conditions are satisfied.

ITEM 6.                        DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our executive officers and directors as of April 3, 2014:

Name	Age	Position
Tamar Gottlieb*(3) (4)	57	Chairperson of the Board
Iris Beck*(2)	48	Director
Dror Erez(3)	45	Director
Alan Gelman*(1)	58	Director
Roy Gen(4)	42	Director
David Jutkowitz*(1)(2)(3) (4)	63	External Director
Avichay Nissenbaum*(1)(2)(4)	47	External Director
Josef Mandelbaum	47	Chief Executive Officer
Yacov Kaufman	56	Chief Financial Officer
Limor Gershoni Levy	43	Senior Vice President, General Counsel
Shai Gottesdiener	37	Chief Technology Officer
Yuval Hamudot	40	General Manager, Consumer Product Division
Dana Maor	47	Senior Vice President, Human Resources
Tomer Pascal	35	General Manager, Utilities
Josh Wine	39	President
Mark Ziering	47	Senior Vice President, Corporate Development
____________
*	"Independent" under the NASDAQ Listing Rules.
(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and governance committee.
(4)	Member of the investment committee.

There are no arrangements or understandings between any of our directors or executive officers and any other person pursuant to which our directors or executive officers were selected.

Tamar Gottlieb has been a director of the Company since 2001 and has served as the Chairperson of the Company's board of directors since the Company's initial public offering in February 2006. Since January 2001, Ms. Gottlieb has served as a Managing Director of Harvest Capital Markets Ltd., an investment banking and financial consulting firm that she founded in January 2001. Prior to 2001, Ms. Gottlieb served as either a managing director or a senior manager at several investment banking institutions, including Investec Clali – Management & Underwriting Ltd. (July 1997 to January 2001), Oscar Gruss (1996) Ltd. (February 1996 to May 1997) and Leumi & Co. Investment Bankers Ltd. (1980 to 1991). From 1991 to 1994, Ms. Gottlieb served as the Founding Managing Director of Maalot – The Israeli Securities Rating Company Ltd., Israel’s first credit rating agency. Ms. Gottlieb currently serves as a board member of several Israeli public and private companies, including Albaad Massuot Yitzhak Ltd. (TASE: ALBA), Carasso Motors Ltd. (TASE: CRSO), IDB Development Corporation Ltd. and Reit 1 Ltd. (TASE: RIT1).  Ms. Gottlieb has also served as a director of other companies, including El Al Israeli Airlines Ltd. (TASE: ELAL) and "Dan" Public Transportation Company Ltd. Ms. Gottlieb holds a B.A. in International Relations from the Hebrew University of Jerusalem and an M.A. in Economics from Indiana University.

Iris Beck has been a director of the Company since November 2011.  Since April 2013, she serves as Senior Vice President, Corporate Communications Officer of Teva Pharmaceutical Industries Ltd.  From 2008 to 2012, Ms. Beck served as the Chief Executive Officer of McCann Erickson Israel.  From 2002 to 2008, she served as the Chief Marketing Officer of Partner Communications Company Ltd. (NASDAQ and TASE: PTNR), and from 2001 to 2002 she served as the Chief Executive Officer of Unilever Israel Ltd. Ms. Beck serves as a director of Golf and Co Israel. Ms. Beck holds a B.A in Economic Science from Haifa University and an M.B.A. from Bar Ilan University.

Dror Erez has been a director of the Company since January 2014. In 2005, Mr. Erez co-founded Conduit and has served as its Chief Technology Officer until January 2014, when he became Conduit's President. Mr. Erez is also a member of the Conduit board of directors. Prior to founding Conduit, he served in various executive roles in private technology companies. He holds a B.A. in Physics and Computer Science from Bar Ilan University.

Alan Gelman has been a director of the Company since August 2011. He also serves as a director of Ion Asset Management Ltd. From December 2012 through May 2013, he served as the Global CFO and Deputy CEO of Better Place Inc., (in liquidation) . From 2008 to 2012, Mr. Gelman served as the Chief Financial Officer and Deputy Chief Executive Officer of Bezeq the Israeli Telecommunication Corp Ltd. (TASE: BEZQ). From 2006 to 2007, Mr. Gelman served in various positions at the Delek Group Ltd. (TASE: DELKG), including as the Deputy CEO and Chief Financial Officer from 2006 to 2007.  From 2001 to 2006, Mr. Gelman served as the Chief Financial Officer of Partner Communications Company Ltd. (NASDAQ and TASE: PTNR), and from 1997 to 2000, he served as the Chief Financial Officer of Barak ITC. He holds a B.A. in Accounting from Queens College and an M.B.A. from Hofstra University.  Mr. Gelman is licensed as a Certified Public Accountant in New York (inactive) and in Israel.

Roy Gen has been a director of the Company since January 2014. Since 2008, he serves as the Chief Financial Officer of Conduit. Prior to joining Conduit, Mr. Gen served in various executive roles in private technology companies. He is an Israeli Certified Public Accountant and holds a B.A. in Economics and Accounting from Tel Aviv University, as well as an M.B.A. from the Recanati School of Business Administration at Tel Aviv University.

David Jutkowitz has been an external director of the Company since December 2007, and in January 2011, he was reelected to serve a third three year term.  Mr. Jutkowitz serves as a director of Extal Ltd., and of King Engine Bearings Ltd. . From 2006 to 2010, Mr. Jutkowitz served as a director of Arad Investment and Industrial Development Ltd. (TASE: ARAD), and from 2001 to October 2007, Mr. Jutkowitz served as an external director of Carmel Investment Group Ltd., and as a member of the audit, investment and portfolio committees of Carmel Investment Group Ltd.  From 2000 to 2003, Mr. Jutkowitz served as the Chief Executive Officer of BXS Ltd. From 1995 to 2002, Mr. Jutkowitz served as the Chief Executive Officer of E.L. Advanced Science Ltd.  From 1976 to 2001, Mr. Jutkowitz served as the Chief Financial Officer of Etz Lavud Ltd.

Avichay Nissenbaum has been an external director of the Company since July 2009, and in September 2012, he was reelected to serve a second three year term.  In 2012, Mr. Nissenbaum co-founded Lool Ventures L.P. and has since served as its general partner. In 2006, Mr. Nissenbaum co-founded Yedda, Inc., which was acquired by AOL, Inc. (NYSE: AOL) in November 2007. He served as Yedda's Chief Executive Officer from 2006 to 2011.  In 1996, Mr. Nissenbaum co-founded SmarTeam Corporation Ltd., which was acquired by Dassault Systems, S.A. in 1999. From 1996 to 2005, Mr. Nissenbaum served in various positions at SmarTeam, including as VP Product, Executive VP Sales, Marketing and Business Development. Mr. Nissenbaum serves as a director of Winbuyer Ltd. and Tipa-Corp Ltd., as well as certain portfolio companies of Lool Ventures, including Zooz Ltd., Familio Technologies Ltd., Online Permission Technologies and SharePops. Mr. Nissenbaum also serves as a director of "leaders of the Future" NPO. Mr. Nissenbaum holds a B.Sc. in Computer Science and a B.A. in Economics, both from Bar-Ilan University.

Josef Mandelbaum has been the Chief Executive Officer of the Company since July 2010 and served as a director from January 2011 to January 2014. From 1998 to 2010, Mr. Mandelbaum served in various positions at American Greetings Corporation (NYSE: AM), including as Chief Executive Officer of the AG Intellectual Properties group, from 2000 to 2010 and as Senior Vice President of the Sales and Business Development of the AG Interactive group, from 1998 to 2000. Mr. Mandelbaum holds a B.A. in Economics from Yeshiva University and an M.B.A. from the Weatherhead School of Management at Case Western Reserve University.

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

Limor Gershoni Levy has been the Senior Vice President, General Counsel and Corporate Secretary of the Company since January 2011.  From 2003 to 2010, Ms. Gershoni Levy served as General Legal Counsel at Veraz Networks Inc., a company which was listed on NASDAQ (VRAZ) prior to its merger in 2010 with Dialogic Inc. (NASDAQ: DLGC). From 2000 to 2003, Ms. Gershoni-Levy served as the General Counsel at Medigate Ltd.  Ms. Gershoni-Levy holds an L.L.B in Law from Essex University, England and an L.L.M. from Tel Aviv University Law School.

Shai Gottesdiener has been our CTO since July 2013. From 2009 until 2013, Mr. Gottesdiener worked at 888, where he served as its Vice President of R&D. Between 2000-2009, Mr. Gottesdiener held various positions in Matrix, including its Development Subdivision Manager. Mr. Gottesdiener holds a B.A. in Logistics and Computer Science from Bar-Ilan University.

Yuval Hamudot has been the General Manager of the Consumer Brands division of the Company since September 2012. From September 2011 to September 2012, he served as the Chief Operating Officer of Smilebox Inc. From 2003 to September 2011, Mr. Hamudot served the Company in various positions, including as the Chief Operating Officer from 2010 to 2011, as the Chief Technology Officer from 2007 to 2010, and as a Vice President – Research and Development from 2003 to 2007. From 1994 to 2000, Mr. Hamudot served in the Israeli Defense Force’s top computer unit as a project officer responsible for nationwide projects. Mr. Hamudot holds a B.Sc. in Computer Science from Tel Aviv University and an M.B.A. from Bar-Ilan University.

Dana Maor has been our Senior Vice President of Human Resources since September 2013.  From 2008 to 2013, Ms. Maor served as a Global Vice President of Human Resources at Frutarom Industries. From 2005 to 2008, Ms. Maor served as Vice President of Human Resources of Radvision (currently an Avaya Company). From 2003 to 2005, Ms. Maor served as an independent human resources consultant for high-tech and start-up companies. Prior thereto, she served for almost six years at Amdocs as a divisional Human Resources Vice President and for three years at Telradin the Technology Division as a Human Resources Manager. Ms. Maor Holds a B.A in Psychology and Criminology and an M.A. in Industrial and Social Psychology, both from Bar Ilan University.

Tomer Pascal has been the General Manager of the Utilities Business division of the Company since January 2012.  From 2010 to 2012, Mr. Pascal served as the Vice President of Marketing of the Company. In 2005, Mr. Pascal co-founded Interactive Technologies Ltd., and from 2005 to 2009, he served as its Vice President of Marketing and Product Management.

Josh Wine has been our President since January 2014. From 2012 to 2014, Mr. Wine served as Chief Revenue Officer of Conduit Ltd. and General Manager of its ClientConnect division. From 2011 to 2012 Mr. Wine served as Chief Operating Officer of Homesun Ltd. in the UK. From 2001 to 2011 Mr. Wine was a consultant at McKinsey & Company, where he was elected partner in 2009. Mr. Wine holds an M.A. in Philosophy, Politics and Economics from Oxford University.

Mark Ziering has been the Senior Vice President of Corporate Development of the Company since August 2010. From 1999 to 2008, Mr. Ziering was a partner at Genesis Partners, L.P., a leading Israeli venture capital fund.  From 1993 to 1996, Mr. Ziering served as an analyst at Chemical Bank (predecessor to JP Morgan Chase) and, from 1989 to 1991, at the Federal Reserve Bank of New York.  Mark holds a B.A. from Yeshiva University and an M.B.A. from Yale University.

There are no family relationships between any of our directors or executive officers.

B.           COMPENSATION

The aggregate direct compensation we paid to our officers as a group (8 persons) for the year ended December 31, 2013, was approximately $2.6 million, which included approximately $0.3 million that was set aside or accrued to provide for pension, retirement, severance or similar benefits. This amount includes bonuses paid to our officers pursuant to our executive bonus plan based on company performance measures, in accordance with our Compensation Policy for Directors and Officers. This amount does not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses, and other benefits commonly reimbursed or paid by companies in Israel. We did not pay our officers who also serve as directors any separate compensation for their directorship during 2013.

The aggregate compensation we paid to our directors who are not officers for their services as directors as a group for the year ended December 31, 2013 was approximately $0.4 million. In addition, our directors are reimbursed for expenses incurred in order to attend board or committee meetings.

In the year ended December 31, 2013, we granted (i) options to purchase 285,000 ordinary shares to our directors and officers, at a weighted average exercise price of $10.59 per share, and the latest expiration date for such options is September 2018, and (ii) 200,000 restricted share units ("RSUs") to our Chief Executive Officer, with a purchase price per share of NIS 0.01. The RSUs automatically vest into our ordinary shares over a period of three years, subject to continued employment, with 20% of each grant vesting on the first anniversary of the applicable date of grant, 30% of each grant vesting on the second anniversary of the applicable date of grant and 50% of each grant vesting on the third anniversary of the applicable date of grant. These options and RSUs were granted under our Equity Incentive Plan, as amended, formerly known as the 2003 Israeli Share Option Plan (the "Incentive Plan").

We pay each of our directors $40,000 per year, subject to adjustment for changes in the Israeli consumer price index and applicable changes in the Israeli regulations governing the compensation of external directors.  Each of our directors also receives an annual grant of options to purchase 10,000 ordinary shares under the Incentive Plan.  Each option is exercisable for a term of five years at an exercise price per share equal to the closing price of our ordinary shares on the date of the annual meeting of shareholders on which such option was granted, as reported by the NASDAQ Stock Market. The options vest in three equal installments on each anniversary of date of grant.  Following termination or expiration of the applicable director's service with the Company, provided that the termination or expiration is not for “cause" and is not a result of the director's resignation, the options would retain their original expiration dates and, with respect to each grant, the upcoming tranche of options that are scheduled to vest immediately subsequent to the termination date, if any, will automatically vest and become exercisable. All unvested options held by the director will automatically vest and become exercisable upon a change of control of the Company, which is defined for this purpose as (i) a merger, acquisition or reorganization of the Company with one or more other entities in which the Company is not the surviving entity, (ii) a sale of all or substantially all of the assets of the Company; (iii) a transaction or a series of related transactions as a result of which more than 50% of the outstanding shares or the voting rights of the Company are beneficially owned by one person or group (as defined in the SEC rules).

Compensation Terms of our Chief Executive Officer

Josef Mandelbaum, our Chief Executive Officer since July 2010, is currently entitled to a base salary of NIS 140,000 per month. He is entitled to an annual salary increase at a rate equal to the average rate of the increase in annual salaries of our senior management in the applicable year. In addition, Mr. Mandelbaum is entitled to an annual bonus equal to up to 50% of his base salary, subject to our meeting our annual targets for revenue and EBIT set by our Board of Directors. Half of the bonus depends on meeting the revenue target and half on meeting the EBIT target.

Mr. Mandelbaum's employment agreement provided for a one-time grant of options upon commencement of employment and an annual grant of options thereafter, the terms of which are substantially in accordance with the Incentive Plan and as is customary in the Company. However, the vesting of the one-time grant of options is also subject to our share price reaching a strike price higher than the market price at the time of grant. Following the approval of Mr. Mandelbaum's new compensation package in November 2013, he will not receive such annual grants going forward. In addition, we granted to Mr. Mandelbaum 200,000 RSUs on November 18, 2013 and 232,400 RSUs on January 2, 2014.  These RSUs were granted under the Incentive Plan and have a purchase price of NIS 0.01 per share. They vest over a period of three years, subject to continued employment, with 20% of each grant vesting on the first anniversary of the applicable grant date, 30% on the second anniversary and 50% on the third anniversary.

Mr. Mandelbaum's employment agreement does not provide for a specified term and may be terminated by either party. If we terminate his employment, we are required to provide him with twelve month's notice. If Mr. Mandelbaum resigns, he must provide us with six months’ notice. During the notice period, Mr. Mandelbaum would be entitled to all payments and benefits pursuant to his then-current compensation terms, including continued vesting of any equity-based awards. As required by Israeli law, we will also remit severance payment to Mr. Mandelbaum in an amount equal to one month’s salary for each year of employment with us. Such amount of severance payment will be payable even if he resigns. In the event that Mr. Mandelbaum resigns, his vested options will be exercisable for one year from the termination date, the amount of unvested options equal to the pro rata options (as such term is defined in Mr. Mandelbaum's option agreement) will become vested. In the event that Mr. Mandelbaum's employment is terminated by us without "cause" (as defined in the Incentive Plan), his vested options will be exercisable until the expiration date thereof and the amount of unvested options equal to the pro rata options will become vested.

Mr. Mandelbaum also receives certain additional benefits, such as a company car, health insurance, life insurance and a mobile phone. Mr. Mandelbaum has agreed not to compete with us during his term of employment and for a period of 180 days thereafter. His employment agreement also contains customary confidentiality and intellectual property assignment provisions.

We also have employment agreements with our other executive officers. These agreements do not contain any change of control provisions and otherwise contain salary, benefit and non-competition provisions that we believe to be customary in our industry.

C.           BOARD PRACTICES

Corporate Governance Practices

We are incorporated in Israel and therefore are subject to various corporate governance practices under the Companies Law, relating to such matters as external directors, the audit committee, the internal auditor and approvals of interested party transactions.  These matters are in addition to the ongoing listing conditions of NASDAQ and other relevant provisions of U.S. securities laws.  Under the NASDAQ Listing Rules, a foreign private issuer may generally follow its home country rules of corporate governance in lieu of the comparable NASDAQ requirements, except for certain matters such as composition and responsibilities of the audit committee.  For further information, see "Item 16.G – Corporate Governance."

NASDAQ Requirements

Under the NASDAQ Listing Rules, a majority of our directors are required to be "independent directors" as defined in the NASDAQ Listing Rules. Five out of the seven members of our board of directors, namely, Messrs. Tamar Gottlieb, Iris Beck, Alan Gelman, David Jutkowitz and Avichay Nissenbaum, are independent directors under the NASDAQ requirements.

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

Our board of directors currently consists of seven directors, two of whom qualify as "external directors" under Israeli law and have also been determined by our board of directors to qualify as "independent" for the purpose of the NASDAQ Listing Rules. Other than external directors, who are subject to special election requirements under Israeli law, our directors are elected in three staggered classes by the vote of a majority of the ordinary shares present and entitled to vote at meetings of our shareholders at which directors are elected. The members of only one staggered class will be elected at each annual meeting for a three-year term, so that the regular term of only one class of directors expires annually. Our annual meeting of shareholders is required to be held at least once during every calendar year and not more than fifteen months after the last preceding meeting. At our 2013 annual meeting of shareholders, held on September 2, 2013, Mr. Josef Mandelbaum was reelected as a director for an additional three-year term and Mr. Alan Gelman was reelected as a director for a three-year term. In connection, with the closing of the ClientConnect Acquisition on January 2, 2014, Mr. Dror Erez replaced Mr. Mandelbaum as a director. At our 2012 annual meeting of shareholders, held on September 27, 2012, Ms. Tamar Gottlieb was reelected as a director for an additional three-year term and Ms. Adi Soffer Teeni was elected as a director for an initial three-year term. In connection, with the closing of the ClientConnect Acquisition on January 2, 2014, Mr. Roy Gen replaced Ms. Adi Soffer Teeni as a director. At our 2011 annual meeting of shareholders, held on October 27, 2011, Ms. Iris Beck was elected as a director for an initial three-year term. The external directors are not assigned to a class and are elected in accordance with the Companies Law. At our 2013 annual meeting of shareholders, held on September 2, 2013, Mr. David Jutkowitz was reelected to serve as an external director for a third three-year term. On September 27, 2012, Mr. Avichay Nissenbaum was reelected to serve as an external director for a second three-year term.

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

External Directors

Under the Companies Law, Israeli companies whose shares have been offered to the public in or outside of Israel are required to appoint at least two individuals to serve as external directors. Our external directors under the Companies Law are Mr. Avichay Nissenbaum, whose second three-year term commenced on September 27, 2012, and Mr. David Jutkowitz, whose third three-year term commenced on January 6, 2014.

External directors are required to possess independence and professional qualifications as set out in the Companies Law and regulations promulgated thereunder.  Each committee of a company's board of directors that is authorized to exercise any powers of the board of directors is required to include at least one external director. The audit committee and the compensation committee must include all the external directors.

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

Audit Committee

Our audit committee is comprised of Mr. David Jutkowitz (Chairman), Mr. Avichay Nissenbaum and Mr. Alan Gelman, and operates pursuant to a written charter.

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

Companies Law Requirements

Under the Companies Law, the board of directors of a public company must establish an audit committee. The audit committee must consist of at least three directors who meet certain independence criteria and must include all of the external directors. The chairperson of the audit committee must be an external director. The responsibilities of the audit committee under the Companies Law include to identify and address problems in the management of the company, review and approve interested party transactions, establish whistleblower procedures and procedures for considering controlling party transactions and oversee the company’s internal audit system and the performance of the internal auditor.

Compensation Committee

Our compensation committee consists of Mr. David Jutkowitz (Chairman), Ms. Iris Beck and Mr. Avichay Nissenbaum, all of whom satisfy the respective "independence" requirements of the Companies Law, SEC and NASDAQ Listing Rules for compensation committee members. Our compensation committee meets at least once each quarter, with additional special meetings scheduled when required.

Our compensation committee is authorized to, among other things, review, approve and recommend to our board of directors base salaries, incentive bonuses, including the specific goals and amounts, stock option grants, employment agreements, and any other benefits, compensation or arrangements of our executive officers and directors.  Pursuant to the Companies Law, our compensation committee must be comprised of at least three directors, include all of the external directors, its other members must satisfy certain independence standards under the Companies Law, and the chairman is required to be an external director. In addition, our compensation committee is required to propose for shareholder approval by a special majority, a compensation policy governing the compensation of office holders based on specified criteria, to review, from time to time, modifications to the compensation policy and examine its implementation; and to approve the actual compensation terms of office holders prior to approval thereof by the board of directors. Our shareholders approved our Compensation Policy for Directors and Officers on November 18, 2013. Our compensation committee also oversees the administration of our equity based incentive plan.

Investment Committee

Our investment committee is comprised of Tamar Gottlieb (Chairperson), David Jutkowitz, Avichay Nissenbaum and Roy Gen. The Investment Committee is responsible for formulating the overall investment policies of the Company, and establishing investment guidelines in furtherance of those policies. The Committee monitors the management of the portfolio for compliance with the investment policies and guidelines and for meeting performance objectives over time as well as assist the board of directors in fulfilling its oversight responsibility for the investment of assets of the company.

Nominating and Governance Committee

Our nominating and governance committee is comprised of Tamar Gottlieb (Chairperson), David Jutkowitz, and Dror Erez, and operates pursuant to a written charter. It is responsible for making recommendations to the board of directors regarding candidates for directorships and the size and composition of the board. In addition, the committee is responsible for overseeing our corporate governance guidelines and reporting and making recommendations to the board concerning corporate governance matters. Under the Companies Law, the nominations for director are generally made by our directors but may be made by one or more of our shareholders. However, any shareholder or shareholders holding at least 5% of the voting rights in our issued share capital may nominate one or more persons for election as directors at a general meeting only if a written notice of such shareholder’s intent to make such nomination or nominations has been given to our secretary and each such notice sets forth all the details and information as required to be provided under our articles of association.

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

D.           EMPLOYEES

As of December 31, 2013 we had 203 employees. The breakdown of our employees by department and fiscal period is as follows:

	December 31,
	2011	2012	2013
Management and administration	24	30	36
Support	14	11	13
Research and development	69	117	105
Selling and marketing	32	50	49
Total	139	208	203

As of December 31, 2013, 149 of our employees were located in Israel, and 54 employees were located in the United States. As of December 31, 2103, ClientConnect had 280 employees located in Israel and the United States.

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

Israeli law generally requires the payment of severance by employers upon the retirement or death of an employee or upon termination of employment by the employer or, in certain circumstances, by the employee. Generally, the amount of severance pay equals one month's salary per each year of employment.  We deposit funds into segregated accounts on a monthly basis to cover this liability. As of December 31, 2013, our net accrued unfunded severance obligations totaled $0.2 million.

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

E.           SHARE OWNERSHIP

Security Ownership of Directors and Executive Officers

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of April 3, 2014 by all of our directors and executive officers as a group and by each officer and director who beneficially owns 1% or more of our outstanding ordinary shares.

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

Except as indicated in the footnotes to this table, each shareholder in the table has sole voting and investment power for the shares shown as beneficially owned by them. Percentage ownership is based on 67,664,679 ordinary shares outstanding as of April 3, 2014.

Name	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Outstanding
Dror Erez (1)	9,843,163	14.5%
All directors and officers as a group (16 persons) (2)	11,605,521	16.9%
____________________________
(1)      Based solely upon, and qualified in its entirety with reference to, a Schedule 13D filed with the SEC on January 13, 2014, by Mr. Erez.
(2)      Includes options to purchase 952,199 ordinary shares, exercisable within 60 days of April 3, 2014.

Employee Benefit Plans

The Incentive Plan, our current equity incentive plan, was initially adopted in 2003, providing certain tax benefits in connection with share-based compensation under the tax laws of Israel and the United States. The term of the Incentive Plan will expire on December 9, 2022. Please also see Note 11 to our consolidated financial statements included in this annual report for information on the options issued under the Incentive Plan.

Under the Incentive Plan, we may grant to our directors, officers, employees, consultants, advisers, service providers and controlling shareholders options to purchase our ordinary shares, restricted shares and restricted share units ("RSUs"). As of December 31, 2013, a total of 12,000,000 ordinary shares were subject to the Incentive Plan. As of April 3, 2014, RSUs and options to purchase a total of 6,882,301 ordinary shares were outstanding under our Incentive Plan, of which RSUs and options to purchase a total of 3,540,687 ordinary shares were held by our directors and officers (16 persons) as a group. The outstanding RSUs have a purchase price of NIS 0.01 per share, and outstanding options are exercisable at purchase prices which range from $0.03 to $13.54 per share. Any expired or cancelled options are available for reissuance under the Incentive Plan.

Our Israeli employees and directors may be granted awards under Section 102 ("Section 102") of the Israeli Income Tax Ordinance (the "Tax Ordinance"), which provides them with beneficial tax treatment, and non-employees (such as service providers, consultants and advisers) and controlling shareholders may only be granted awards under another section of the Tax Ordinance, which does not provide for similar tax benefits. To be eligible for tax benefits under Section 102, the securities must be issued through a trustee, and if held by the trustee for the minimum required period, the employees and directors are entitled to defer any taxable event with respect to the award until the earlier of (i) the transfer of securities from the trustee to the employee or director or (ii) the sale of securities to a third party. Our board of directors has resolved to elect the "Capital Gains Route" (under Section 102) for the grant of awards to Israeli grantees under the Incentive Plan. Based on such election, and subject to the fulfillment of the conditions of Section 102, under the Capital Gains Route, gains realized from the sale of shares issued pursuant to the Incentive Plan will generally be taxed at the capital gain rate of 25%, provided the trustee holds the securities for 24 months following the date of grant of the award. To the extent that the market price of the ordinary shares at the time of grant exceeds the exercise price of the award or if the conditions of Section 102 are not met, tax will be payable at the time of sale at the marginal income tax rate applicable to the employee or director (up to 50% in 2013). We are not entitled to recognize a deduction for Israeli tax purposes on the capital gain recognized by the award holder upon the sale of shares pursuant to Section 102.  The voting rights of any shares held by the trustee under Section 102 remain with the trustee.

The Incentive Plan contains a U.S. addendum that provides for the grant of awards to U.S. citizens and resident aliens of the United States for U.S. tax purposes. Pursuant to the approval of our board of directors and shareholders, stock options granted to U.S. citizens and resident aliens may be either incentive stock options under the U.S. Internal Revenue Code of 1986, as amended (the "Code") or options that do not qualify as incentive stock options. Subject to the fulfillment of the conditions of the Code, an incentive stock option may provide tax benefits to the holder in that it converts ordinary income into income taxed at long-term capital gain rates and defers the tax until the sale of the underlying share. In that event, we would not recognize a tax deduction with respect to such capital gain.

Our board of directors has the authority to administer, and to grant awards, under the Incentive Plan. However, the compensation committee appointed by the board provides recommendations to the board with respect to the administration of the plan. Generally, RSUs and options granted under the Incentive Plan vest in two or three installments on each anniversary of the date of grant.

See "Item 6.B Compensation" for a description of awards granted under the Incentive Plan to our directors and officers in 2013.

ITEM 7.                        MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           MAJOR SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of April 3, 2014 by each person or group of affiliated persons that we know beneficially owns more than 5% of our outstanding ordinary shares. Other than with respect to our directors and officers, we have relied on public filings with the SEC.

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

Name	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Outstanding (1)
Ronen Shilo (2)	9,843,163	14.5%
Dror Erez (3)	9,843,163	14.5%
Benchmark Israel II, L.P. (4)	9,649,657	14.3%
Zack and Orli Rinat (5)	6,484,347	9.6%
Project Condor LLC (6)	4,203,067	6.2%

(1)	Based upon 67,664,679 ordinary shares outstanding as of April 3, 2014.

(2)	Based solely upon, and qualified in its entirety with reference to, a Schedule 13D filed with the SEC on January 13, 2014, by Mr. Shilo.

(3)	Based solely upon, and qualified in its entirety with reference to, a Schedule 13D filed with the SEC on January 13, 2014, by Mr. Erez.

(4)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13G filed with the SEC on January 13, 2014, by Benchmark Israel II, L.P.  BCPI Partners II, L.P. ("BCPI-P"), the general partner of Benchmark Israel II, L.P. ("BI II"), may be deemed to have sole power to vote and dispose of the shares directly held by BI II.  BCPI Corporation II ("BCPI-C"), the general partner of BCPI-P, may be deemed to have sole power to vote and dispose of the shares directly held by BI II.  Michael A. Eisenberg ("Eisenberg") and Arad Naveh, the directors of BCPI-C, may be deemed to have shared power to vote and dispose of the shares directly held by BI II.

(5)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13G filed with the SEC on January 16, 2014, by Zack and Orli Rinat.  The Ordinary Shares are held by Zack Rinat and Orli Rinat as community property.

(6)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13G filed with the SEC on January 10, 2014, by Project Condor LLC.  Project Condor LLC is a member-managed limited liability company. J.P. Morgan Digital Growth Fund L.P. (“DGF”) and 522 Fifth Avenue Fund, L.P. (“522 Fund”) are the only members of Project Condor LLC. J.P. Morgan Investment Management Inc., a registered investment adviser under the Investment Advisers Act of 1940, is the investment advisor to DGF and 522 Fund.  Voting and dispositive power with respect to the shares indirectly held by DGF and 522 Fund through Project Condor LLC reside with J.P. Morgan Investment Management Inc.

On January 16, 2010, Yaron Adler filed a Schedule 13G/A reporting that he had beneficial ownership of 914,562, or 9.5%, of our ordinary shares. On February 7, 2013, Yaron Adler filed a Schedule 13G/A reporting that he had beneficial ownership of 496,453, or 4.1%, of our ordinary shares and therefore he had ceased to be the beneficial owner of more than 5% of our outstanding shares.

On February 3, 2011, Ofer Adler filed a Schedule 13D/A reporting that he had beneficial ownership of 704,456, or 6.98%, of our ordinary shares.  On December 5, 2012, Ofer Adler filed a Schedule 13D/A reporting that he had beneficial ownership of 480,746, or 3.98%, of our ordinary shares and therefore he had ceased to be the beneficial owner of more than 5% of our outstanding shares.

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

On December 10, 2012, Holine Finance Ltd. filed a Schedule 13G reporting it had beneficial ownership of 1,109,732, or 9.2%, of our ordinary shares. As a result of the ClientConnect Acquisition, Holine Finance's percentage ownership was diluted to less than 5% of our outstanding ordinary shares.

To our knowledge, as of April 3, 2014, we had 17 shareholders of record of which seven (including the Depository Trust Company) were registered with addresses in the United States. These U.S. holders were, as of such date, the holders of record of approximately 98.8% of our outstanding shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees.

B.           RELATED PARTY TRANSACTIONS

It is our policy that transactions with office holders or transactions in which an office holder has a personal interest will be on terms that, on the whole, are no less favorable to us than could be obtained from independent parties.

See "Item 10.B Memorandum and Articles of Association — Approval of Related Party Transactions" for a discussion of the requirements of Israeli law regarding special approvals for transactions involving directors, officers or controlling shareholders.

Agreements with Conduit

Conduit Commercial Agreement

On August 12, 2013, we entered into the Conduit Commercial Agreement, which was in operation until the consummation of the Conduit Split on December 31, 2013. For additional information about this agreement, please see Item 5.A " Operating Results—Year Ended December 31, 2013 Compared to Year Ended December 31, 2012—Revenues".

As a condition precedent to the closing of ClientConnect Acquisition on January 2, 2014, Conduit and ClientConnect effected the Conduit Split and entered into the ancillary agreements described below. As a result of the ClientConnect Acquisition, two office holders of Conduit – Dror Erez and Roy Gen – became members of our Board of Directors and the major shareholders of Conduit also became major shareholders of the Company.  For information about additional agreements we entered into in connection with the ClientConnect Acquisition, see Item 10.C "Additional Information—Material Contracts—Agreements Relating to the ClientConnect Acquisition".  Such directors and major shareholders are parties to or otherwise bound by some of such agreements, as described therein.

Split Agreement

Pursuant to the Split Agreement, dated September 16, 2013, between Conduit and ClientConnect, on December 31, 2013, the entire activities and operations, and related assets and liabilities, of the ClientConnect business were transferred by Conduit to ClientConnect on a cash-free and debt-free basis and the Conduit shareholders became the shareholders of ClientConnect in proportion to their ownership of Conduit (the "Conduit Split").  The assets of Conduit were transferred on an "as is" basis for no consideration.  Certain liabilities were retained by Conduit, such as pre-closing taxes and litigation matters.  The parties agreed to indemnify each other with respect to any damages incurred by one party with respect to liabilities of the other.  During a transitional period, Conduit is entitled to use the transferred intellectual property and third party intellectual property licenses (subject to their terms), create derivative works in respect thereof and integrate, sell and license such intellectual property with Conduit’s retained business, subject to non-competition provisions. In addition, during a transitional period, ClientConnect is entitled to use domains and URL addresses that use the word "conduit" for new downloads or installs.

Transition Services Agreement

Pursuant to the Transition Services Agreement, dated December 31, 2013, between Conduit and ClientConnect, ClientConnect provides Conduit and its subsidiaries with certain business support services and systems, including data services, information technology, information security and management information systems, for consideration at market terms. The term of the agreement is for a period of eight months, except with respect to the data services to be provided thereunder, for which the term is 16 months, subject to extension by Conduit for an additional eight months (in which case the consideration to be paid for such service would be increased by 20%). Conduit may terminate the agreement or the providing of any specific service upon 30 days' prior notice. The agreement contains certain indemnification provisions pursuant to which the parties agreed to indemnify and hold harmless the other party and its representatives upon the occurrence of certain events. The agreement also contains standard provisions regarding confidentiality and non-solicitation of the other party's officers, employees and consultants during the term of the agreement and for a period of 24 months thereafter.

Office and Administrative Services Agreement

Pursuant to the Administrative Services Agreement, dated December 31, 2013, between Conduit and ClientConnect, Conduit provides ClientConnect with certain services, including office and administrative support services, for consideration on market terms based on the number of employees of ClientConnect as of the last day of each month. The parties also agreed that prior to the termination of the agreement, ClientConnect would offer continued employment to 50% of the employees providing the services from each applicable administrative department or capacity or to 50% of all such employees in the aggregate. The agreement terminates on August 30, 2014. The agreement contains certain indemnification provisions pursuant to which the parties agreed to indemnify and hold harmless the other party and its representatives upon the occurrence of certain events. The agreement also contains standard provisions regarding confidentiality and non-solicitation of the other party's officers, employees and consultants during the term of the agreement and for a period of 24 months thereafter.

Working Capital Financing Agreement

Pursuant to the Working Capital Financing Agreement, dated December 31, 2013, between Conduit and ClientConnect, Conduit undertook to make available to ClientConnect a credit line of up to $20 million. Any amounts withdrawn under the credit line is required to be used solely to finance payment related to the then-current working capital needs of the ClientConnect business. The outstanding principal amount under the Credit Line bears interest at the annual rate prescribed by Section 3(j) of the Tax Ordinance (currently, 4.1% per annum). As of March 31, 2014, ClientConnect has borrowed $12.5 million under the credit line.  The credit line matures in April 2014.

Search Syndication Agreement

Pursuant to the Search Syndication Agreement, dated December 31, 2013, between Conduit and ClientConnect, ClientConnect undertook to provide Conduit and its affiliates with search monetization services on the most favorable terms that it gives to its other customers. The agreement has an initial term of two years, subject to extension at the request of Conduit for an additional one year.

C.           INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.                        FINANCIAL INFORMATION

A.           CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Our audited consolidated financial statements for the year ended December 31, 2013 are included in this annual report pursuant to Item 18. Shortly after filing this annual report, we expect to submit with the SEC a report on Form 6-K containing the audited consolidated statements of income, change in shareholders' equity and cash flows of ClientConnect for the years ended December 31, 2011, 2012 and 2013 and the audited consolidated balance sheets of ClientConnect as of December 31, 2012 and 2013, as well as pro forma combined financial data of Perion and ClientConnect as though the ClientConnect Acquisition were consummated on January 1, 2013.

Legal Proceedings

In November 2013, we were served with a lawsuit filed in the Tel Aviv District Court (Economic Department) against us and our directors by an individual claiming to be a holder of 150 of our ordinary shares. The plaintiff alleges certain flaws in the process, price and disclosure in connection with the ClientConnect Acquisition. The plaintiff requested that the court certify the lawsuit as a valid class action, a declaratory judgment confirming the plaintiff's allegations and certain remuneration for the purported plaintiff, including legal fees. We believe that the complaint is without merit and plan to defend against it vigorously.

In November 2013, MyMail, Ltd., a non-practicing entity, filed a lawsuit in the Eastern District of Texas alleging that ClientConnect's toolbar technology infringes one of its U.S. patents issued in September 2012 and demanding an injunction and monetary payments. We believe that we have strong defenses against this lawsuit and we intend to defend against it vigorously.

Policy on Dividend Distribution

In November 2010, we announced that as we are focusing on growth and intend to utilize our cash and investments to achieve that growth. Accordingly, we decided to change our dividend policy to no longer distribute dividends.

B.           SIGNIFICANT CHANGES

Since the date of our audited financial statements included elsewhere in this report, there have not been any significant changes other than as set forth in this report under Item 4.A. – "Recent Developments".

ITEM 9.                         THE OFFER AND LISTING

A.           OFFER AND LISTING DETAILS

Our ordinary shares have been listed on the NASDAQ Capital Market from January 31, 2006 to June 26, 2007, on the NASDAQ Global Market from June 27, 2007 to December 31, 2013, and on the NASDAQ Global Select Market since January 2, 2014. Our ordinary shares commenced trading on the Tel Aviv Stock Exchange on December 4, 2007. Our trading symbol on NASDAQ is "PERI" and on the TASE is "PERION".

The following table shows, for the periods indicated, the high and low market prices of our ordinary shares as reported on the NASDAQ and the TASE. The TASE prices have been translated from NIS to dollars based on the exchange rate between the NIS and the dollar, as quoted by the Bank of Israel with respect to the date of the applicable high or low market price on the TASE.

	NASDAQ		TASE
	High ($)	Low ($)	High ($)	Low ($)
Five most recent full financial years
2013	14.94	8.19	14.90	8.21
2012	10.50	3.68	10.45	3.85
2011	8.25	3.45	8.20	3.41
2010	10.75	3.85	10.96	4.04
2009	10.89	2.30	10.46	2.48
Financial quarters during the past two recent full financial years and any subsequent period
First Quarter 2014	14.33	10.65	14.33	10.56
Fourth Quarter 2013	13.89	9.68	13.84	9.74
Third Quarter 2013	13.80	10.03	14.14	10.10
Second Quarter 2013	14.94	9.53	14.90	9.57
First Quarter 2013	13.10	8.19	12.79	8.21
Fourth Quarter 2012	10.50	6.66	10.45	6.65
Third Quarter 2012	7.68	4.04	7.38	4.16
Second Quarter 2012	5.20	3.68	5.13	3.81
First Quarter 2012	5.59	3.90	5.59	3.85
Most recent six months

March 2014	13.75	10.65	13.89	10.56
February 2014	12.58	11.1	12.48	11.08
January 2014	14.33	11.55	14.33	11.6
December 2013	12.40	9.80	12.42	9.74
November 2013	12.27	9.68	12.11	9.76
October 2013	13.89	11.29	13.84	10.40

The closing prices of our ordinary shares, as reported on the NASDAQ and on the TASE on April 3, 2014, were $10.84 and NIS 37.9 (equal to $10.92 based on the exchange rate between the NIS and the dollar, as quoted by the Bank of Israel on April 3, 2014), respectively.

B.            PLAN OF DISTRIBUTION

Not applicable.

C.            MARKETS

Our ordinary shares are quoted on the NASDAQ Global Select Market under the symbol "PERI", and on the Tel Aviv Stock Exchange under the symbol "PERION".

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

Authorized Share Capital

On November 18, 2013, our shareholders approved amendments to our memorandum and articles of association increasing our authorized share capital to NIS 1,200,000, divided into 120,000,000 ordinary shares, par value NIS 0.01 per share.

The Board of Directors

Under the Companies Law and our articles of association, our board of directors may exercise all powers and take all actions that are not required under the Companies Law or under our articles of association to be exercised or taken by another corporate body, including the power to borrow money for the purposes of our Company. Our directors are not subject to any age limit requirement, nor are they disqualified from serving on our board of directors because of a failure to own a certain amount of our shares. For more information about our Board of Directors, see Item 6.C "Board Practices".

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

Most shareholders’ resolutions, including resolutions to:

•	amend our articles of association (except as set forth below) or our memorandum of association;

•	make changes in our capital structure such as a reduction of capital, increase of capital or share split, merger or consolidation;

•	authorize a new class of shares;

•	elect directors, other than external directors; or

•	appoint auditors

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

Compensation. Every Israeli public company must adopt a compensation policy, recommended by the compensation committee, and approved by the board of directors and the shareholders, in that order. The shareholder approval requires a majority of the votes cast by shareholders, excluding any controlling shareholder and those who have a personal interest in the matter (similar to the threshold described below under " – Shareholders"). In general, all office holders’ terms of compensation – including fixed remuneration, bonuses, equity compensation, retirement or termination payments, indemnification, liability insurance and the grant of an exemption from liability – must comply with the company's compensation policy. In addition, the compensation terms of directors, the chief executive officer, and any employee or service provider who is considered a controlling shareholder generally must be approved separately by the compensation committee, the board of directors and the shareholders of the company , in that order. The compensation terms of other officers require the approval of the compensation committee and the board of directors.

Approvals. The Companies Law provides that a transaction with an office holder or a transaction in which an office holder has a personal interest may not be approved if it is adverse to the company’s interest. In addition, such a transaction generally requires board approval, unless the transaction is an extraordinary transaction, in which case it requires audit committee approval prior to the approval of the board of directors. A person, including a director, who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee may not attend that meeting or vote on that matter; however, an office holder who has a personal interest in a transaction may be present during the presentation of the matter if the board or committee chairman determined that such presence is necessary for the presentation of the matter. A director with a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee may attend that meeting or vote on that matter if a majority of the board of directors or the audit committee also has a personal interest in the matter; however, if a majority of the board of director has a personal interest, shareholder approval is also required.

Shareholders

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

The shareholder approval must include the majority of shares voted at the meeting. In addition, either:

•	the majority must include at least a majority of the shares of the voting shareholders who have no personal interest in the transaction voted at the meeting; or

•	the total shareholdings of those who have no personal interest in the transaction and who vote against the transaction must not represent more than 2% of the aggregate voting rights in the company.

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

Tender Offer. The Companies Law requires a purchaser to conduct a tender offer in order to purchase shares in publicly held companies, if as a result of the purchase the purchaser would hold more than 25% of the voting rights of a company in which no other shareholder holds more than 25% of the voting rights, or the purchaser would hold more than 45% of the voting rights of a company in which no other shareholder holds more than 45% of the voting rights. The tender offer must be extended to all shareholders, but the offeror is not required to purchase more than 5% of the company’s outstanding shares, regardless of how many shares are tendered by shareholders. The tender offer generally may be consummated only if (i) at least 5% of the voting rights in the company will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer. The requirement to conduct a tender offer shall not apply to (i) the purchase of shares in a private placement, provided that such purchase was approved by the company’s shareholders for this purpose; ; (ii) a purchase from a holder of more than 25% of the voting rights of a company that results in a person becoming a holder of more than 25% of the voting rights of a company, and (iii) a purchase from the holder of more than 45% of the voting rights of a company that results in a person becoming a holder of more than 45% of the voting rights of a company.

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

We have purchased liability insurance and entered into indemnification and exculpation agreements for the benefit of our office holders in accordance with the Companies Law and our articles of association.

C.           MATERIAL CONTRACTS

Agreements Relating to the SweetIM acquisition

On November 7, 2012, we entered into a Share Purchase Agreement with SweetIM Ltd., SweetIM Technologies Ltd., the shareholders of SweetIM and Nadav Goshen, as Shareholders' Agent, according to which we purchased 100% of the issued and outstanding shares of SweetIM Ltd. These companies operate under the "SweetPacks" trade name. Under the terms of the agreement, we paid $10 million in cash and 1.99 million of our ordinary shares at closing, which occurred on November 30, 2012. A second payment of $5.6 in cash was paid in December 2013, and a third payment of up to $7.5 million in cash is due in May 2014, if certain milestones are met. The milestones are based on our revenues in the fiscal year of 2013 and the absence of certain changes in the industry in which we operate. We believe that that the terms of the Share Purchase Agreement will require us to pay $2.5 million with respect to the contingent payment.

We funded the cash amount paid upon the closing of this acquisition using cash on hand and expect to fund the follow-on payments from operating cash flow. The Share Purchase Agreement includes customary representations, warranties, covenants and indemnification provisions.

On November 30, 2012, we entered into a Registration Rights Agreement with four former shareholders of SweetIM, with respect to the registration with the SEC of an aggregate of 1,537,546 of our ordinary shares issued for the several benefit of such individuals upon the closing of the acquisition. If we initiate a registered offering of securities, such holders would be entitled to include their registrable shares (as defined in such agreement) in the registration statement effected pursuant to such offering, subject to certain limitations. We are subject to customary indemnification undertakings with respect to any registration effected on behalf of such individuals. The agreement includes an undertaking by the holders not to sell any shares during the 7-day period before, and the 90-day period after, the effective date of an underwritten public offering.

Agreements Relating to the ClientConnect Acquisition

Share Purchase Agreement

On September 16, 2013, we entered into a Share Purchase Agreement among Perion, Conduit Ltd. and ClientConnect Ltd. providing for our acquisition of all the outstanding shares of ClientConnect in exchange for our ordinary shares.  On the same date, Conduit and ClientConnect entered into a Split Agreement pursuant to which, on December 31, 2013, the entire activities and operations, and related assets and liabilities, of the ClientConnect business were transferred to ClientConnect on a cash-free and debt-free basis and the Conduit shareholders became the shareholders of ClientConnect in proportion to their ownership of Conduit.  Upon the consummation of the ClientConnect Acquisition, which took place on January 2, 2014, each ClientConnect ordinary share was exchanged for approximately 0.2387 of our ordinary shares, as a result of which ClientConnect became a wholly owned subsidiary of ours.  In addition, we granted options to purchase our ordinary shares to ClientConnect employees in exchange for their options to purchase ClientConnect shares that were issued to them upon the consummation of the Conduit Split as a roll-over of their then existing options to purchase ordinary shares of Conduit. Accordingly, we issued 54.75 million of our ordinary shares to the ClientConnect shareholders and granted options to purchase 2.82 million of our ordinary shares to the ClientConnect employees.  On November 18, 2013, our shareholders approved the ClientConnect Acquisition and certain related matters, including the increase of our authorized share capital from 40 million ordinary shares to 120 million ordinary shares and the election of Dror Erez and Roy Gen to our Board of Directors.

Lock-up Arrangements

Pursuant to said Share Purchase Agreement, the former ClientConnect shareholders are subject to lock-up arrangements with respect to the ordinary shares issued to them in consideration for the ClientConnect Acquisition (the “Contractual Lock-up”) pursuant to which each of them will not be permitted to sell, offer to sell, grant any option to purchase or otherwise transfer or dispose of (each, a "transfer") any of such shares during an initial period ending on July 2, 2014 and will be subject to conditional transfer restrictions set forth below.

From July 3, 2014 to January 2, 2016, each such shareholder will be permitted to transfer up to 10% of such shareholder's shares that are subject to the Contractual Lock-up.

The Contractual Lock-up contains certain relaxations of the restrictions on transfers during such subsequent period, such that each such shareholder may be able to transfer a greater number of shares based upon the market price of our ordinary shares, as follows:

•
If the prevailing market price of our ordinary shares (defined as the closing price on NASDAQ for any consecutive ten trading day period) is equal to or greater than $15.00 per share (as appropriately adjusted for any stock splits, cash dividends, stock dividends, combinations, recapitalizations or the like) for any ten consecutive trading days, then each such shareholder may transfer up to an aggregate of thirty-three percent (33%) of the shares issued to such shareholder (including any such shares previously transferred by such shareholder);

•
If the prevailing market price of our ordinary shares is equal to or greater than $18.50 per share (as appropriately adjusted as aforesaid) for any ten consecutive trading days, then each such shareholder may transfer up to an aggregate of sixty seven percent (67%) of the shares issued to such shareholder (including any such shares previously transferred by such shareholder); and

•
If the prevailing market price of our ordinary shares is equal to or greater than $22.00 per share (as appropriately adjusted as aforesaid) for any ten consecutive trading days, then each shareholder may transfer up to an aggregate of one hundred percent (100%) of the shares issued to such shareholder (including any such shares previously transferred by such shareholder).

Notwithstanding the foregoing: (i) no such shareholder will be permitted to transfer more than an aggregate of thirty-three percent (33%) of such shareholder’s “unlocked” shares in any consecutive four-week period during the period of the Contractual Lock-up; and (ii) the Contractual Lock-up will not apply in a tender offer for our ordinary shares or in a private transfer of our ordinary shares where the transferee agrees in writing to be bound to the Contractual Lock-up.

At any time following the closing of a public offering by us in which shares of such shareholders who are entitled to “piggyback registration rights” pursuant to the Registration Rights Undertaking described below with respect to such offering are in fact included in such offering, the shares sold in such offering and the shares held by the shareholders that are not entitled to such piggyback registration rights will be released from the Contractual Lock-up.

Upon the occurrence of any person (excluding any former ClientConnect shareholder or any person who is subject to transfer restrictions identical to those of the Contractual Lock-up) becoming the beneficial owner of 24.9% or more of our outstanding ordinary shares or at such time as the total number of shares issued to the former shareholders of ClientConnect and still held by them constitutes less than 20% of our outstanding ordinary shares, the Contractual Lock-up will be released.

Finally, upon the occurrence of any issuance of our ordinary shares or securities convertible into our ordinary shares in connection with (x) an acquisition by us of any business, company or assets or (y) a private placement of ordinary shares, that are not subject to more strict or identical transfer restrictions as provided under the Contractual Lock-up, in which the aggregate number of ordinary shares issued (after giving effect to the conversion of all convertible securities issued or issuable thereunder and assuming that all milestones and conditions for issuance thereunder are fulfilled) constitutes 10% or more of our outstanding ordinary shares as of immediately prior to such issuance, the transfer restrictions under the Contractual Lock-up will be further relaxed to be no more restrictive (both in volume and period) than the transfer restrictions imposed on the ordinary shares issued in such transaction.

In order to monitor the transfer restrictions under the Contractual Lock-up and the Tax Lock-up described below, the applicable shares have been deposited with brokerage firms who have undertaken to ensure compliance with such transfer restrictions. UBS Securities LLC has been appointed by us and the holders of a majority of the shares subject to the Contractual Lock-up as an advisor with respect to the Contractual Lock-up. The advisor may determine to relax transfer restrictions under the Contractual Lock-up, for the benefit of all of the shareholders on an equal basis.

The Contractual Lock-up does not apply to shares issued upon exercise of the Perion options issued in exchange for ClientConnect options in the ClientConnect Acquisition. However, each of our CEO, Mr. Mandelbaum and our President, Mr. Wine, have entered into certain lock-up arrangements with respect to our ordinary shares issuable pursuant to his equity grants.

Tax-related Restrictions

Pursuant to a tax ruling issued by the Israeli Tax Authorities, the tax events with respect to Conduit and its shareholders arising from the Conduit Split and the ClientConnect Acquisition will be deferred until the sale of our ordinary shares issued at the closing of the acquisition by any holder thereof or the sale of the assets or shares of ClientConnect shares by us. As a result, under Israeli tax law, each of Conduit, ClientConnect, the former shareholders of ClientConnect and we will be required to comply with various restrictions until December 31, 2015, including the following:

•	each of Conduit and ClientConnect may not sell a majority of its assets and such assets must be put to reasonable use under the circumstances in the course of its business;

•	each of Conduit and ClientConnect must continue the principal business activities in which Conduit was engaged during the two years preceding the Conduit Split;

•	there may be no transfers of cash or other consideration, granting of guaranties or any other activities between Conduit and ClientConnect outside the ordinary course of business;

•
the shareholders of Conduit are required to retain their same respective interests in Conduit as they had in Conduit prior to the Conduit Split, and the 5% shareholders of Conduit are required to maintain their same respective interests in the Company as they held immediately following the closing of the ClientConnect Acquisition (the "Tax Lock-up"). Accordingly, the Tax Lock-up with respect to our ordinary shares applies to Ronen Shilo, Dror Erez, and Zack and Orli Rinat. If any of the funds that became 5% shareholders of the Company as a result of the ClientConnect Acquisition fail to comply with certain conditions set by the Israeli Tax Authorities, the Tax Lock-up with respect to our ordinary shares will apply to such funds, as well; and

•	subject to certain exceptions detailed below, we are required to maintain our interests in ClientConnect.

Nevertheless, the following transactions will not be deemed prohibited changes in ownership, provided that each of the  shareholders of Conduit, with respect to their respective interests in Conduit, each of our restricted 5% shareholders, with respect to their respective interests in the Company, and we, with respect to our interest in ClientConnect, retain ownership of at least 51% of the applicable interests:

•
the sale of up to 10% of the restricted interests in Conduit, ClientConnect or the Company to a person who was not a security holder of the relevant company prior to the Conduit Split and the ClientConnect Acquisition;

•
the issuance of shares of Conduit, ClientConnect or the Company in a private placement to any single person (or a group of related persons) of up to 25% of the relevant company’s outstanding shares, measured prior to the issuance, provided such person (or persons) was not a security holder of the relevant company prior to the Conduit Split and the ClientConnect Acquisition;

•	a public offering of Conduit, ClientConnect or the Company pursuant to which the offered shares will be listed on a stock market; or

•	an involuntary sale, such as by inheritance or in liquidation.

In the event of a violation of the foregoing restrictions by any person that is subject to the above restrictions, including by Conduit, by ClientConnect or by the Company, Conduit, its shareholders and ClientConnect could be subject to tax on any gains derived from the Conduit Split and the ClientConnect Acquisition, which would otherwise be deferred under the tax ruling.  If the Tax Lock-up is breached by any Conduit shareholders, they will be required to indemnify the injured parties for the damages caused by such breach. Each of Conduit, ClientConnect and the Company has undertaken to indemnify the other parties and their respective affiliates for any damages caused to them by its actions that breach the foregoing restrictions.

Registration Rights Undertaking

Pursuant to the Registration Rights Undertaking, dated January 2, 2014, which we entered into with certain former shareholders of ClientConnect with respect to our ordinary shares issued to them in the ClientConnect Acquisition, we have the following general obligations:

•
Form F-3 Shelf Registration Rights. We are required to file a "shelf" registration statement on Form F-3, as soon as practicable following the filing of this annual report and in any event within the earlier of (i) 30 days following the filing of this annual report and (ii) May 30, 2014, to register the resale from time to time by the holders thereof whose resale of shares would otherwise be subject to volume limitations set forth in SEC Rule 144. The holders of an aggregate of approximately 46.2 million ordinary shares have requested to include such shares in such registration statement, including Ronen Shilo, Dror Erez, Benchmark Israel, Zack and Orli Rinat, Project Condor and Roy Gen. We undertook to use our commercially reasonable efforts to cause the registration statement to become effective as soon as possible and maintain the effectiveness of the registration statement until the earliest of (i) five years following effectiveness, (ii) the resale of all the shares covered thereby and (iii) with respect to any shareholder, the ability of such shareholder to sell all of its shares under SEC Rule 144 without any volume limitations.  For a period of three years following the expiration of such registration statement, at the request of holders whose resale of shares would otherwise be subject to volume limitations under SEC Rule 144, we would be required to file additional shelf registration statements and maintain the effectiveness thereof until the disposition of all the shares covered thereby. Such shelf registration rights are limited to four requests during such three-year period. Such registration will not derogate from the Tax Lock-up or the Contractual Lock-up that applies to the shares issued in the ClientConnect Acquisition.

•
Piggyback Registration Rights. If we effect a registered offering of securities, the holders of registrable securities consisting of at least 3% of our outstanding share capital at the relevant time (or 2% in the case of W Capital Engage, L.P.) or a holder whose resale of registrable securities would otherwise be subject to volume limitations set forth in SEC Rule 144 will have the right to include its shares in the registration effected pursuant to such offering. Each such holder will be afforded this right regardless of the Contractual Lock-up that may apply to such holder’s shares. The number of piggyback registrations is unlimited.

•
All reasonable expenses incurred in connection with any such registrations, other than underwriting discounts and commissions, will be borne by us. We are subject to customary indemnification undertakings with respect to any registration effected pursuant to the Registration Rights Undertaking.

Standstill Agreements

In connection with the ClientConnect Acquisition, several large shareholders of Conduit, including Ronen Shilo, Dror Erez and Benchmark Israel II, have each entered into a Standstill Agreement providing that for a period commencing on January 2, 2014 and ending on the earlier of (i) the last business day preceding our 2015 annual shareholder meeting or (ii) December 30, 2015, they will not vote in favor of (x) any change in the size of our Board of Directors, (y) any amendment to our Articles of Association to change the staggered structure of our Board of Directors or to shorten or terminate the term of service of any member of our Board of Directors, or (z) any proposal to shorten or terminate the term of service of any member of our Board of Directors (each, a "Fundamental Board Event"), in each case unless our Board of Directors recommends an affirmative vote in favor of the Fundamental Board Event. The obligations pursuant to the Standstill Agreements will expire if (i) any person (excluding any shareholder of Conduit as of September 16, 2013 and any person who is subject to standstill obligations similar to those set forth in the Standstill Agreements) becomes the beneficial owner of 24.9% or more of our outstanding ordinary shares or (ii) a Fundamental Board Event occurs despite such shareholder's compliance with its obligations thereunder and the compliance of all other shareholders of our company that are subject to standstill obligations similar to those set forth in the Standstill Agreement with such obligations. For information regarding our credit facilities, see Item 5.B "Operating and Financial Review and Prospects – Liquidity and Capital Resources – Credit Facilities."

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

General Corporate Tax Structure in Israel

Taxable income of Israeli companies is generally subject to corporate tax at the rate of 25% for the 2013 tax year and 26.5% for the 2014 tax year. The corporate tax rate is scheduled to remain at a rate of 26.5% for future tax years. However, the effective tax rate payable by a company that derives income from a Preferred Enterprise (as further discussed below) may be considerably lower.

Foreign Currency Regulations

We are permitted to measure our Israeli taxable income in U.S. dollars pursuant to regulations published by the Israeli Minister of Finance, which provide the conditions for doing so.  We believe that we meet and will continue to meet, the necessary conditions and as such, we measure our results for tax purposes based on the U.S. dollar/NIS exchange rate as of December 31st of each year.

Law for the Encouragement of Capital Investments, 1959

The Law for Encouragement of Capital Investments, 1959 (the "Investment Law") provides tax benefits for income of Israeli companies meeting certain requirements and criteria. The Investment Law has undergone certain amendments and reforms in recent years.

The Israeli parliament enacted a reform to the Investment Law, effective January 2011. According to the reform, a flat rate tax applies to companies eligible for the "Preferred Enterprise" status. In order to be eligible for Preferred Enterprise status, a company must meet minimum requirements to establish that it contributes to the country’s economic growth and is a competitive factor for the Gross Domestic Product (a competitive enterprise).

We elected "Preferred Enterprise" status commencing in 2011.

Benefits granted to a Preferred Enterprise include reduced tax rates. In peripheral regions (Development Area A) the reduced tax rate was 10% in 2011 and 2012, 7% in 2013 and will be 9% starting from 2014. In other regions the tax rate was 15% in 2011 and 2012, 12.5% in 2013 and will be 16% starting from 2014. Preferred Enterprises in peripheral regions will be eligible for Investment Center grants, as well as the applicable reduced tax rates.

A distribution from a Preferred Enterprise out of the "Preferred Income" would be subject to 15% withholding tax for Israeli-resident individuals and non-Israeli residents (subject to applicable treaty rates), or 20% for dividends which are distributed on or after January 1, 2014 and from preferred income that was produced or accrued after such date.

A distribution from a Preferred Enterprise out of the "Preferred Income" would be exempt from withholding tax for an Israeli-resident company. A company electing to waive its Beneficiary Enterprise or Approved Enterprise status, which relate to tax incentive programs afforded under previous versions of the Investment Law, through June 30, 2015 may distribute "Approved Income" or "Beneficiary Income" subject to 15% withholding tax for Israeli resident individuals and non-Israeli residents (subject to applicable treaty rates) and exempt from withholding tax for an Israeli-resident company. Nonetheless, a distribution from income exempt under Beneficiary Enterprise and Approved Enterprise programs will subject the exempt income to tax at the reduced corporate income tax rates pertaining to the Beneficiary Enterprise and Approved Enterprise programs upon distribution, or complete liquidation in the case of a Beneficiary Enterprise’s exempt income.

Pursuant to a recent amendment to the Investments Law which became effective on November 12, 2012 (“Amendment 69”), a company that elects by November 11, 2013 to pay a corporate tax rate as set forth in that amendment (rather than the regular corporate tax rate applicable to Approved Enterprise income) with respect to undistributed exempt income accumulated by the company up until December 31, 2011, will be entitled to distribute a dividend from such income without being required to pay additional corporate tax with respect to such dividend. A company that has so elected must make certain qualified investments in Israel over the five-year period commencing in 2013. A company that has elected to apply the amendment cannot withdraw from its election.

During 2013, we applied the provisions of Amendment 69 to all undistributed exempt profits accrued prior to 2011 by us and our Israeli subsidiary. Consequently, we paid NIS 6.3 million corporate tax on exempt income of NIS 63.2 million. This income is available to be distributed as dividends in future years with no additional corporate tax liability. As a result, we are required to invest NIS 4.7 million in our industrial enterprises in Israel over a five year period. Such investment may be in the form of the acquisition of industrial assets (excluding real estate assets), investment in R&D in Israel, or payroll payments to new employees to be hired by the enterprise.

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

Taxation of our Shareholders

Starting in 2012, dividends paid to Israeli individuals, are subject to 25% or 30% withholding tax depending on ownership percentage, unless reduced by an applicable tax treaty. Capital gains derived by Israeli resident individuals, on sale of our shares are subject to tax at a 25% or 30% rate unless an exemption is available under domestic law or an applicable tax treaty.

Capital Gains Taxes Applicable to Israeli Resident Shareholders. An individual is subject to a 25% tax rate on real capital gains derived from the sale of shares, as long as the individual is not a "substantial shareholder" (generally a shareholder with 10% or more of the right to profits, right to nominate a director and voting rights) in the company issuing the shares.

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

Israeli corporations are generally subject to the corporate tax rate (25% in 2013, and 26.5 % in 2014) on capital gains derived from the sale of shares.

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders. Shareholders that are not Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the sale, exchange or disposition of our ordinary shares, provided that (1) such shareholders did not acquire their shares prior to our initial public offering, (2) the shares are listed for trading on the Tel Aviv Stock Exchange and/or a foreign exchange,  and (3) such gains did not derive from a permanent establishment of such shareholders in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemptions if Israeli residents (i) have a controlling interest of more than 25%  in such non-Israeli corporation, or (ii) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. In certain instances, where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

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

Under the U.S.-Israel Tax Treaty, the maximum rate of tax withheld in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the U.S.-Israel Tax Treaty) is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by our Approved, Beneficiary or Preferred Enterprises that are paid to a U.S. corporation holding 10% or more of our outstanding voting capital throughout the tax year in which the dividend is distributed as well as the previous tax year, is 12.5%. The lower 12.5% rate does not apply if the company has more than 25% of its gross income derived from certain types of passive income. Furthermore, dividends paid from income derived from our Approved, Beneficiary or Preferred Enterprise are subject, under certain conditions, to withholding at the rate of 15% or 20%. We cannot assure you that we will designate the profits that are being distributed in a way that will reduce shareholders’ tax liability. A non-resident of Israel who receives dividends from which tax was withheld is generally exempt from the duty to file returns in Israel in respect of such income, provided such income was not derived from a business conducted in Israel by the taxpayer, and the taxpayer has no other taxable sources of income in Israel.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a description of certain U.S. federal income tax considerations applicable to an investment in our ordinary shares by U.S. Holders (defined below) who acquire our ordinary shares and hold them as capital assets for U.S. federal income tax purposes (generally, for investment). As used in this section, the term "U.S. Holder" means a beneficial owner of an ordinary share who is:

•	an individual citizen or resident of the United States;

•
a corporation (or entity classified as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state of the United States or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust if (i) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (ii) that has in effect a valid election under applicable U.S. Treasury Regulations to be treated as a U.S. person.

The term "Non-U.S. Holder" means a beneficial owner of an ordinary share who is not a U.S. Holder. The tax consequences to a Non-U.S. Holder may differ substantially from the tax consequences to a U.S. Holder. Certain limited aspects of U.S. federal income tax relevant to a Non-U.S. Holder are also discussed below.

This discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), current and proposed U.S. Treasury Regulations and administrative and judicial interpretations, each in effect as of the date hereof, all of which are subject to change, possibly on a retroactive basis. This description does not discuss all aspects of U.S. federal income taxation that may be applicable to investors in light of their particular circumstances or to investors who are subject to special treatment under U.S. federal income tax laws, including:

•	insurance companies;

•	dealers in stocks, securities or currencies;

•	financial institutions and financial services entities;

•	regulated investment companies or real estate investment trusts;

•	grantor trusts;

•	S corporations;

•	persons that acquire ordinary shares upon the exercise of employee stock options or otherwise as compensation;

•	tax-exempt organizations;

•	persons that hold ordinary shares as a position in a straddle or as part of a hedging, conversion or other integrated instrument;

•	individual retirement and other tax-deferred accounts;

•	certain former citizens or long-term residents of the United States;

•	persons (other than Non-U.S. Holders) having a functional currency other than the U.S. dollar; and

•	persons that own directly, indirectly or constructively 10% or more of our voting shares.

Additionally, the tax treatment of persons who are, or hold our ordinary shares through, a partnership or other pass-through entity is not discussed, and such persons should consult their advisor as to their tax consequences. The possible application of the alternative minimum tax, U.S. federal estate or gift taxes and any aspect of state, local or non-U.S. tax laws are also not considered in this discussion.

We urge you to consult with your own tax advisor regarding the tax consequences of investing in the ordinary shares, including the effects of U.S. federal, state, local, and foreign or other tax laws.

Distributions Paid on the Ordinary Shares

Subject to the discussion below under "Passive Foreign Investment Company Considerations," a U.S. Holder generally will be required to include in gross income as ordinary dividend income the amount of any distributions paid by us on the ordinary shares, including the amount of any non-U.S. income taxes withheld, to the extent that those distributions are paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Distributions in excess of our earnings and profits will be applied against and will reduce the U.S. Holder’s tax basis in its ordinary shares and, to the extent they exceed that tax basis, will be treated as gain from a sale or exchange of those ordinary shares. Our dividends generally will not qualify for the dividends-received deduction applicable, in some cases, to U.S. corporations. Dividends paid in NIS, including the amount of any non-U.S. income taxes withheld, will be includible in the income of a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date they are included in income by the U.S. Holder, regardless of whether the payment in fact is converted into U.S. dollars. A U.S. holder that receives dividends paid in NIS (or any other foreign currency) and converts the NIS (or other foreign currency) into dollars after the date such dividends are included in income may have foreign exchange gain or loss based on any appreciation or depreciation in the value of the NIS (or other foreign currency) against the dollar, which will generally be U.S. source ordinary income or loss.

A non-corporate U.S. holder’s "qualified dividend income" may be taxed at reduced rates (currently, a maximum rate of 20% applies). For this purpose, "qualified dividend income" generally includes dividends paid by a non-U.S. corporation if either:

(a)	the stock of that corporation with respect to which the dividends are paid is readily tradable on an established securities market in the United States, or

(b)
that corporation is eligible for the benefits of a comprehensive income tax treaty with the United States which includes an information exchange program and is determined to be satisfactory by the United States Secretary of the Treasury. The Internal Revenue Service has determined that the United States-Israel Tax Treaty is satisfactory for this purpose.

In addition, a U.S. Holder generally must hold its ordinary shares for less than 61 days during the 121-day period beginning on the date that is 60 days prior to the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code section 246(c), any period during which the U.S. Holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities) or (2) the U.S. Holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid.

In addition, a non-corporate U.S. Holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income tax rates. Dividends paid by a non-U.S. corporation will not be qualified dividend income and thus, not qualify for reduced rates, if  such corporation is, for the tax year in which the dividend is paid or the preceding tax year, a "passive foreign investment company" for U.S. federal income tax purposes.

Subject to certain conditions and limitations, non-U.S. income tax as withheld on dividends may be deducted from taxable income or credited against a U.S. Holder’s U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Dividends paid by us generally will be foreign source “passive income” for U.S. foreign tax credit purposes. U.S. Holders that do not elect to claim a foreign tax credit may generally instead claim a deduction for the non-U.S. income taxes withheld if such U.S. Holders itemize their deductions for U.S. federal income tax purposes. The rules relating to the determination of foreign source income and the foreign tax credit are complex, and the availability of a foreign tax credit depends on numerous factors.  U.S. holders should consult their tax advisors regarding the application of the foreign tax credit rules.

A U.S. holder will be denied a foreign tax credit for non-U.S. income taxes withheld from a dividend received on the ordinary shares (i) if the U.S. holder has not held the ordinary shares for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date with respect to such dividend or (ii) to the extent the U.S. holder is under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property. Any days during which a U.S. holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the required 16-day holding period.

Disposition of Ordinary Shares

Upon the sale or other disposition of ordinary shares, subject to the discussion below under "Passive Foreign Investment Company Considerations," a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the disposition and the holder’s adjusted tax basis in the ordinary shares. Gain or loss upon the disposition of the ordinary shares will be treated as long-term if, at the time of the sale or disposition, the ordinary shares were held for more than one year. Long-term capital gains realized by non-corporate U.S. Holders generally are subject to reduced rates of tax (currently, a maximum rate of 20% applies). The deductibility of capital losses by a U.S. Holder is subject to limitations.

A U.S. holder that uses the cash method of accounting calculates the dollar value of the proceeds received on the sale as of the date that the sale settles. However, a U.S. holder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the trade date and may therefore realize foreign currency gain or loss. A U.S. holder may avoid realizing foreign currency gain or loss by electing to use the settlement date to determine the proceeds of sale for purposes of calculating the foreign currency gain or loss. In addition, a U.S. holder that receives foreign currency upon disposition of ordinary shares and converts the foreign currency into dollars after the settlement date or trade date (whichever date the U.S. holder is required to use to calculate the value of the proceeds of sale) may have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the dollar, which will generally be U.S. source ordinary income or loss.

Passive Foreign Investment Company Considerations

Special U.S. federal income tax rules apply to U.S. Holders owning shares of a passive foreign investment company or “PFIC.” A non-U.S. corporation will be considered a PFIC for any tax year in which, after applying certain look-through rules, 75% or more of its gross income consists of specified types of passive income, or 50% or more of the average value of its assets (determined on an average quarterly basis) consists of passive assets, which generally means assets that generate, or are held for the production of, passive income.

If we were classified as a PFIC, a U.S. Holder could be subject to increased tax liability upon the sale or other disposition of ordinary shares or upon the receipt of amounts treated as "excess distributions." Under these rules, the excess distribution and any gain would be allocated ratably over the U.S. Holder’s holding period for the ordinary shares, and the amount allocated to the current taxable year and any taxable years prior to the first taxable year in which we were a PFIC would be taxed as ordinary income. The amount allocated to each of the prior taxable years would be subject to tax at the highest marginal rate in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed on the resulting tax allocated to such prior taxable years. The tax liability with respect to the amount allocated to taxable years prior to the year of the disposition, or "excess distribution," cannot be offset by any net operating losses. In addition, holders of stock in a PFIC may not receive a "step-up" in basis on shares acquired from a decedent. U.S. Holders who hold ordinary shares during a period when we are a PFIC will be subject to the foregoing rules even if we cease to be a PFIC. Unless otherwise provided by the IRS, if a non-U.S. corporation is a PFIC, a U.S. Holder generally is required to file an annual informational return with the IRS.

As an alternative to the tax treatment described above, a U.S. Holder could elect to treat us as a “qualified electing fund” (“QEF”), in which case the U.S. Holder would be required to include in income, for each taxable year that we are a PFIC, its pro rata share of our ordinary earnings as ordinary income and its pro rata share of our net capital gains as capital gain, subject to a separate election to defer payment of taxes where such deferral is subject to an interest charge. A U.S. Holder may make a QEF election only if we furnish such U.S. Holder with certain tax information. We currently do not provide this information, and we do not intend to take any actions that would be necessary to permit U.S. Holders to make a QEF election in the event we become a PFIC.

As an alternative to making a QEF election, a U.S. Holder of PFIC stock which is “marketable stock” (e.g., “regularly traded” on the Nasdaq Global Select Market) may in certain circumstances avoid certain of the tax consequences generally applicable to holders of stock in a PFIC by electing to mark the stock to market as of the beginning of such U.S. Holder’s holding period for the ordinary shares. As a result of such election, in any taxable year that we are a PFIC, a U.S. Holder generally would be required to report gain or loss to the extent of the difference between the fair market value of the ordinary shares at the end of the taxable year and such U.S. Holder’s tax basis in its ordinary shares at that time. Any gain under this computation, and any gain on an actual disposition of the ordinary shares in a year in which we are a PFIC, would be treated as ordinary income. Any loss under this computation, and any loss on an actual disposition of the ordinary shares in a year in which we are a PFIC, generally would be treated as ordinary loss to the extent of the cumulative net-mark-to-market gain previously included. Any remaining loss from marking ordinary shares to market will not be allowed, and any remaining loss from an actual disposition of ordinary shares generally would be capital loss. A U.S. Holder’s tax basis in its ordinary shares is adjusted annually for any gain or loss recognized under the mark-to-market election. There can be no assurances that there will be sufficient trading volume with respect to the ordinary shares in order for the ordinary shares to be considered “regularly traded” or that our ordinary shares will continue to trade on the Nasdaq Global Select Market. Accordingly, there are no assurances that our ordinary shares will be marketable stock for these purposes. As with a QEF election, a mark-to-market election is made on a shareholder-by-shareholder basis, applies to all ordinary shares held or subsequently acquired by an electing U.S. Holder and can only be revoked with consent of the IRS (except to the extent the ordinary shares no longer constitute “marketable stock”).

Based on our income, assets, activities and market capitalization, we do not believe that we were a PFIC for the taxable year ended December 31, 2013 for U.S. federal income tax purposes. Our belief that we were not a PFIC for the 2013 taxable year is based on our estimate of the fair market value of our assets, including our intangible assets and goodwill, which are not reflected in our financial statements under U.S. GAAP. In calculating the value of our assets, we value our total assets, in part, based on our total market capitalization. We believe this valuation approach is reasonable. However, there can be no assurances that the IRS could not successfully challenge our valuations or methods, which could result in our classification as a PFIC. While we intend to manage our business so as to avoid PFIC status, to the extent consistent with our other business goals, we cannot predict whether our business plans will allow us to avoid PFIC status or whether our business plans will change in a manner that affects our PFIC status determination. In addition, because the market price of our ordinary shares is likely to fluctuate and because that market price may affect the determination of whether we will be considered a PFIC, we cannot be certain that we will not be a PFIC in 2014 or become a PFIC in any other future taxable year.

The rules applicable to owning shares of a PFIC are complex, and each prospective purchaser who would be a U.S. Holder should consult with its own tax advisor regarding the consequences of investing in a PFIC.

Medicare Tax

For tax years beginning after December 31, 2012, certain non-corporate U.S. Holders will be subject to an additional 3.8% Medicare tax on all or a portion of the “net investment income,” which may include dividends on, or capital gains recognized from the disposition of, our ordinary shares. U.S. Holders are urged to consult their own tax advisors regarding the applicability of the Medicare tax to their investment in our shares.

Tax Consequences for Non-U.S. Holders of Ordinary Shares

Except as described in “Information Reporting and Back-up Withholding” below, a Non-U.S. Holder of our ordinary shares will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, our ordinary shares, unless, in the case of U.S. federal income taxes:

•
the item is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States and (i) in the case of a resident of a country which has a treaty with the United States, the item is attributable to a permanent establishment, or (ii) in the case of an individual, the item is attributable to a fixed place of business in the United States; or

•
the Non-U.S. Holder is an individual who holds the ordinary shares as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition, and certain other conditions are met.

Information Reporting and Backup Withholding

U.S. Holders generally are subject to information reporting requirements with respect to dividends on, or proceeds from the disposition of, our ordinary shares.  In addition, a U.S. Holder may be subject, under certain circumstances, to backup withholding (currently, at a rate of up to 28%) with respect to dividends paid on, or proceeds from the disposition of, our ordinary shares unless the U.S. Holder provides proof of an applicable exemption or correct taxpayer identification number, and otherwise complies with the applicable requirements of the backup withholding rules.  A U.S. Holder of our ordinary shares who provides an incorrect taxpayer identification number may be subject to penalties imposed by the IRS.  Amounts withheld under the backup withholding rules are not an additional tax and may be refunded or credited against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Certain individuals who are U.S. Holders may be required to file a Form 8938 to report their ownership of specified foreign financial assets, which may include our ordinary shares, if the total value of those assets exceed certain thresholds. U.S. Holders are urged to consult their tax advisors regarding their tax reporting obligations, including the requirement to file a Form 8938.

Non-U.S. Holders generally are not subject to information reporting or backup withholding, provided that the Non-U.S. Holder provides a taxpayer identification number, certifies to its foreign status, or establishes another exemption to the information reporting or backup withholding requirements.

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

ITEM 11.                      QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Exchange Rate Risk. A significant portion of our revenues and expenses are in foreign currencies. As a result numerous balances are denominated or linked to these currencies. Foreign currency related fluctuations   resulted in $69,000 and $170,000 financial income in 2013 and 2012, respectively. These results are components of the exchange rate differences set forth in Note 13(a) to our financial statements.

As of December 31, 2013, balance sheet financial items in U.S. dollars, our functional currency, and those currencies other than the U.S. dollars were as follows:

	U.S. dollars	NIS	Other Currencies	Total
	In thousands of U.S. dollars
Current assets	38,508	6,994	2,083	47,585
Long-term assets	63,632	3,658	-	67,290
Current liabilities	37,267	11,605	1,573	50,445
Long-term liabilities	7,831	29	-	7,860
Total	57,042	(982)	510	56,570

The fair value of firmly committed transactions denominated in currencies other than our functional currency, as of December 31, 2013, was a liability of $1.3 million for less than one year and $0.7 million for more than one year, all denominated in NIS.

The fair value of derivative instruments and the notional amount of the hedged instruments in NIS, as of December 31, 2013 were as follows:

	Notional Amount	Fair Value
	In thousands of U.S. dollars
Zero-cost collar contracts to hedge payroll expenses	2,500	113

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

A significant portion of our costs, including salaries and office expenses are incurred in NIS. Inflation in Israel may have the effect of increasing the U.S. dollar cost of our operations in Israel. If the U.S. dollar declines in value in relation to the New Israeli Shekel, it will become more expensive for us to fund our operations in Israel. A revaluation of 1% of the New Israeli Shekel will affect our income before tax by less than one percent (1%). The exchange rate of the U.S. dollar to the New Israeli Shekel, based on exchange rates published by the Bank of Israel, was as follows:

	Year Ended December 31,
	2011	2012	2013
Average rate for period	3.578	3.855	3.610
Rate at year-end	3.821	3.733	3.471

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

None.

ITEM 15.                      CONTROLS AND PROCEDURES

(a)                  Disclosure Controls and Procedures. Our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our "disclosure controls and procedures" (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2013. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2013,  our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act and the rules thereunder, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

(b)                 Management’s Annual Report on Internal Control Over Financial Reporting: Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

☐	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

☐
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

☐	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2013. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in "Internal Control – Integrated Framework" (1992 framework). Our management has concluded, based on its assessment, that our internal control over financial reporting was effective as of December 31, 2013.

(c)                   Attestation Report of Registered Public Accounting Firm:  Our independent registered public accounting firm, Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global independently assessed the effectiveness of our internal control over financial reporting and has issued an attestation report, which is included under Item 18 on page F-3 of this annual report.

(d)                  Changes in Internal Control Over Financial Reporting: During the period covered by this report, no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) have occurred that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERTS

Our board of directors has determined that each of Mr. David Jutkowitz and Mr. Alan Gelman, who is an independent director (as defined in the NASDAQ Listing Rules) and serves on our audit committee, qualifies as an "audit committee financial expert" as defined in Item 16A of Form 20-F.

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

Fees for the professional services rendered by our independent accountants Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, for each of the last two fiscal years were as follows (in thousands):

	2012	2013
Audit Fees	$181	$254
Tax Fees	105	106
Audit Related fees	15	91
Other	-	38
Total	$301	$490

Audit fees include fees for professional services rendered by our principal accountant in connection with the annual audit, review of quarterly consolidated financial statements, internationally required statutory audits, consents and assistance with review of documents filed with the SEC. The fee for 2013 includes the audit of internal control over financial reporting.

Audit-related fees principally include due diligence in connection with acquisitions and accounting consultation.

Tax fees include services related to tax compliance, including the preparation of tax returns and claims for refunds, tax planning and  advice, including assistance with tax audits and appeals, advice related to mergers and acquisitions and assistance with respect to requests for rulings from tax authorities.

All other fees principally include advisory services.

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

ITEM 16F.                     CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.                   CORPORATE GOVERNANCE

We are a foreign private issuer whose ordinary shares are listed on the NASDAQ Global Select Market. As such, we are required to comply with U.S. federal securities laws, including the Sarbanes-Oxley Act, and the NASDAQ Listing Rules, including the NASDAQ corporate governance requirements. The NASDAQ Listing Rules provide that foreign private issuers may follow home country practice in lieu of certain qualitative listing requirements subject to certain exceptions and except to the extent that such exemptions would be contrary to U.S. federal securities laws, so long as the foreign issuer discloses that it does not follow such listing requirement and describes the home country practice followed in its reports filed with the SEC. Below is a concise summary of the significant ways in which our corporate governance practices differ from the corporate governance requirements of NASDAQ applicable to domestic U.S. listed companies:

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

Approval of Related Party Transactions. Although the NASDAQ Listing Rules require the approval of the audit committee or another independent body of a company's board of directors for all "related party transactions" required to be disclosed pursuant to Item 7.B. of Form 20-F, we follow the provisions of the Israeli Companies Law. Specifically, that all related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transactions, set forth in sections 268 to 275 of the Israeli Companies Law, and the regulations promulgated thereunder, which allow for the approval of certain related party transactions, which are immaterial, in the normal course of business and on market terms, by the board of directors. Other specified transactions can require audit committee approval and shareholder approval, as well as board approval. See also "Item 10.B Memorandum and Articles of Association — Approval of Related Party Transactions" for the definition and procedures for the approval of related party transactions.

Compensation Committee. The NASDAQ Listing Rules require a listed company to have a compensation committee composed entirely of independent directors that operates pursuant to a written charter addressing its purpose, responsibilities and membership qualifications and may receive counseling from independent consultants, after evaluating their independence. We have a compensation committee whose purpose, responsibilities and membership qualifications are governed by the Israeli Companies Law, as described under Item 6.C "Board Practices—Committees of the Board of Directors—Compensation Committee". There are no specific independence evaluation requirements for outside consultants.

ITEM 16H.                    MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.                      FINANCIAL STATEMENTS

Not applicable.

ITEM 18.                      FINANCIAL STATEMENTS

The following financial statements and related auditors’ report are filed as part of this annual report:

ITEM 19.                      EXHIBITS:

No.          Description

1.1	Memorandum of Association of Perion, as amended and restated (translated from Hebrew).

1.2	Articles of Association of Perion, as amended and restated.

4.1	Commitment Letter and Financial Covenants Letter among the Company and Bank Leumi Le-Israel, B.M., dated September 6, 2011 (1), and an amendment thereto dated May 10, 2012 (2).

4.2
Commitment Letter and Financial Covenants Letter among the Company and the First International Bank of Israel, B.M., dated September 6, 2011 (1), an amendment thereto dated April 15, 2012 (2), and an amendment thereto dated December 3, 2013 (each translated from Hebrew)

4.3
Share Purchase Agreement by and among Perion Network Ltd., SweetIM Ltd., SweetIM Technologies Ltd., the Shareholders of SweetIM Ltd. and Nadav Goshen as Shareholders’ Agent, dated as of November 7, 2012, and Amendment No. 1, dated as of November 30, 2012. (2)

4.4	Registration Rights Agreement among the Company and the investors listed therein, dated as of November 7, 2012. (2)

4.5	Share Purchase Agreement by and among Perion Network Ltd., Conduit Ltd. and ClientConnect Ltd., dated as of September 16, 2013. (3)

4.6	Form of Standstill Agreement between Perion Network Ltd. and certain shareholders thereof, dated as of September 16, 2013. (3)

4.7	Form of Registration Rights Undertaking of the Company dated January 2, 2014. (3)

4.8	Search Services Agreement by and between Conduit Ltd. and Microsoft Online, Inc., dated November 19, 2010, as amended on May 11, 2011.*

4.9	Perion 2003 Israeli Share Option Plan and U.S. Addendum. (2)

4.10	Perion Equity Incentive Plan. (3)

4.11	Compensation Policy for Directors and Officers, adopted November 18, 2013. (3)

8	List of subsidiaries.

12.1	Certification required by Rule 13a-14(a) or Rule 15d-14(a) executed by the Chief Executive Officer of the Company.

12.2	Certification required by Rule 13a-14(a) or Rule 15d-14(a) executed by the Chief Financial Officer of the Company.

13.1	Certification required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 ofTitle 18 of the United States Code.

13.2	Certification required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 ofTitle 18 of the United States Code.

15.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, Independent Auditors.

101
The following financial information from Perion Network Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2013, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets at December 31, 2012 and 2013; (ii) Consolidated Statements of Income for the years ended December 31, 2011, 2012 and 2013; (iii) Consolidated Statements of Comprehensive Income for the years ended December 31, 2011, 2012 and 2013; (iv) Statements of Changes in Shareholders’ Equity and Comprehensive Income for the years ended December 31, 2011, 2012 and 2013; (v) Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2012 and 2013; and (vi) Notes to Consolidated Financial Statements. (4)

___________________________

(1)	Previously filed with the SEC on March 22, 2012 as an exhibit to our annual report on Form 20-F, and incorporated herein by reference.

(2)	Previously filed with the SEC on April 29, 2013 as an exhibit to our annual report on Form 20-F, and incorporated herein by reference.

(3)	Previously filed with the SEC on October 15, 2013 as an exhibit to our Report on Form 6-K, and incorporated herein by reference. .

(4)
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

AS OF DECEMBER 31, 2013

IN U.S. DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

PERION NETWORK LTD.

We have audited the accompanying consolidated balance sheets of Perion Network Ltd. ("the Company") and its subsidiaries as of December 31, 2012 and 2013, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2012 and 2013, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 10, 2014 expressed an unqualified opinion thereon.

/s/ KOST FORER GABBAY & KASIERER
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 10, 2014	A Member of Ernst & Young Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

PERION NETWORK LTD.

We have audited Perion Network Ltd.'s ("the Company") internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("the COSO criteria"). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and its subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2013 and our report dated April 10, 2014 expressed an unqualified opinion thereon.

/s/ KOST FORER GABBAY & KASIERER
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 10, 2014	A Member of Ernst & Young Global

PERION NETWORK LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	As of December 31,
	2012	2013
Assets

Current assets:
Cash and cash equivalents	$21,762	$23,364
Restricted cash	10,260	1,837
Trade receivables (net of allowance for doubtful accounts and sales reserves in a total amount of $ 108 and $ 192 in 2012 and 2013, respectively)	10,246	18,665
Other receivables and prepaid expenses	5,424	3,719

Total current assets	47,692	47,585
Property and equipment, net	1,522	1,377
Other intangible assets, net	35,295	27,040
Goodwill	37,435	37,435
Other assets	1,215	1,438

Total assets	$123,159	$114,875

The accompanying notes are an integral part of the consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	As of December 31,
	2012	2013
Liabilities and shareholders' equity

Current liabilities:
Current maturities of long term debt	$2,300	$2,300
Trade payables	9,560	13,900
Deferred revenues	5,132	9,052
Payment obligation related to acquisition	20,317	8,773
Accrued expenses and other liabilities	14,679	16,420
Total current liabilities	51,988	50,445
Long-term debt	6,550	4,250
Contingent purchase consideration	6,078	-
Other long term liabilities	3,833	3,610
Total liabilities	68,449	58,305

Commitments and contingent liabilities

Shareholders' equity:
Ordinary shares of NIS 0.01 par value - Authorized: 40,000,000 and 120,000,000 shares at December 31, 2012 and 2013, respectively; Issued and outstanding: 12,064,510 and 12,501,237 shares at December 31, 2012 and 2013, respectively	28	29
Additional paid-in capital	45,069	46,618
Retained earnings	10,615	10,925
Treasury stock	(1,002)	(1,002)

Total shareholders' equity	54,710	56,570

Total liabilities and shareholders' equity	$123,159	$114,875

The accompanying notes are an integral part of the consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2011	2012	2013

Revenues:
Search	$25,466	$38,061	$59,038
Products	7,191	17,574	17,818
Advertising and other	2,816	4,588	10,292

	35,473	60,223	87,148
Cost of revenues	2,840	5,230	11,440

Gross profit	32,633	54,993	75,708

Operating expenses:
Research and development, net	7,453	10,735	13,393
Selling and marketing	12,984	29,517	43,358
General and administrative	7,649	8,560	15,077

Total operating expenses	28,086	48,812	71,828

Operating income	4,547	6,181	3,880
Financial income (expense), net	1,293	(174)	(1,233)

Income before taxes on income	5,840	6,007	2,647
Taxes on income	172	2,473	2,337

Net income	$5,668	$3,534	$310

Net earnings per share:

Basic	$0.58	$0.35	$0.03

Diluted	$0.57	$0.34	$0.02

The accompanying notes are an integral part of the consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

U.S. dollars in thousands

	Year ended December 31,
	2011	2012	2013

Net income	$5,668	$3,534	$310

Other comprehensive income:
Reclassification adjustments to income on marketable securities, net of tax	(100)	-	-

Other comprehensive income, net of tax	(100)	-	-

Comprehensive income	$5,568	$3,534	$310

PERION NETWORK LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands

	Share Capital		Additional paid-in capital	Accumulated other comprehensive income	Retained earnings	Treasury stock	Total shareholders' equity

Balance as of December 31, 2010	$22		$23,734	$100	$5,298	$(1,002)	$28,152
Stock based compensation expense	-		1,200	-	-	-	1,200
Exercise of share options	(*	)	30	-	-	-	30
Dividends	-		-	-	(3,885)	-	(3,885)
Issuance of shares related to acquisition	(*	)	750	-	-	-	750
Other Comprehensive income	-		-	(100)	-	-	(100)
Net income	-		-	-	5,668	-	5,668

Balance as of December 31, 2011	22		25,714	-	7,081	(1,002)	31,815
Stock based compensation expense	-		1,085	-	-	-	1,085
Exercise of share options	1		75	-		-	76
Issuance of shares related to acquisitions	5		18,195	-	-	-	18,200
Net income	-		-	-	3,534	-	3,534

Balance as of December 31, 2012	28		45,069	-	10,615	(1,002)	54,710

Stock based compensation expense	-		1,550	-	-	-	1,550
Exercise of share options	1		(1)	-	-	-	-
Net income	-		-	-	310	-	310

Balance as of December 31, 2013	$29		$46,618	$-	$10,925	$(1,002)	$56,570

(*) Represent amount of less than $1

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2011	2012	2013
Operating activities:

Net income	$5,668	$3,534	$310
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,388	3,572	10,719
Stock based compensation expense, net	1,183	1,056	1,526
Accretion of payment obligation related to acquisitions	100	177	1,131
Amortization of premium and accrued interest on marketable securities and deposits	(16)	-	(33)
Realized loss from marketable securities, net	100	-	-
Deferred taxes, net	(1,140)	(172)	(356)
Accrued severance pay, net	(40)	(3)	64
Net changes in operating assets and liabilities:
Trade receivables	(383)	491	(8,419)
Other receivables and prepaid expenses	(1,100)	1,658	1,455
Other long-term assets	60	82	110
Trade payables	108	4,035	4,340
Deferred revenues	998	(268)	3,920
Accrued expenses and other liabilities	112	2,101	1,129

Net cash provided by operating activities	7,038	16,263	15,896

Investing activities:

Purchase of property and equipment	(316)	(662)	(671)
Proceeds from sale of property and equipment	-	-	4
Restricted cash	90	-	(171)
Capitalization of software development and content costs	(829)	(819)	(1,627)
Cash paid by employees on previously exercised options of acquired company	-	727	-
Cash paid in connection with acquisitions, net of cash acquired	(21,712)	(7,307)	-
Proceeds from sales of marketable securities	26,704	-	-
Investment in marketable securities	(11,915)	-	-

Net cash used in investing activities	(7,978)	(8,061)	(2,465)

The accompanying notes are an integral part of the consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2011	2012	2013
Financing activities:

Exercise of share options	30	76	-
Payments made in connection with acquisitions	-	(6,626)	(9,529)
Proceeds from long-term loans	-	10,000	-
Repayment of long-term loans	-	(1,150)	(2,300)
Dividend paid	(3,885)	-	-

Net cash provided by (used in) financing activities	(3,855)	2,300	(11,829)

Increase (decrease) in cash and cash equivalents	(4,795)	10,502	1,602
Cash and cash equivalents at beginning of year	16,055	11,260	21,762

Cash and cash equivalents at end of year	$11,260	$21,762	$23,364

Supplemental disclosure of cash flow activities:

Cash paid during the year for:

Income taxes	$3,200	$2,828	$6,131
Interest paid	$-	$291	$363

Supplemental disclosure of non-cash investing activities:

Issuance of shares in connection with the acquisitions	750	18,200	-
Stock-based compensation that was capitalized as part of
capitalization of software development costs	17	29	24

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

On January 2, 2014 the Company completed the acquisition with Client Connect (refer to note 14 for further discussion). In connection with the acquisition, the Company incurred expenses in the amount of $6,200. These expenses are included in the general and administration expenses.

Commencing in 2014, the ClientConnect acquisition will be reflected in the Company's financial statements as reverse acquisition of all of Perion's outstanding shares and options by ClientConnect in accordance with Accounting Standards Codification Topic 805, "Business Combinations," ("ASC 805") using the acquisition method of accounting whereby ClientConnect will be deemed the accounting acquirer and the Company will be deemed the accounting acquiree. In accordance with the ASC 805 presentation requirement, following the acquisition, the Company's 2014 financial statements will include Clientconnect's comparative numbers, namely, consolidated balance sheets as of December 31, 2013, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the two years in the period ended December 31, 2013.

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

Restricted cash as of December 31, 2012 and December 31, 2013 is primarily due to the payment to former shareholders of SweetIM (refer to Note 3 for further details).

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

Property and equipment and intangible assets subject to amortization are reviewed for impairment in accordance with ASC 360, "Accounting for the Impairment or Disposal of Long-Lived Assets", whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. For each of the three years in the period ended December 31, 2013, no impairment losses have been identified.

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

The Company operates in one operating segment and this segment comprises the only reporting unit

In accordance with ASC No. 350 the Company performs an annual impairment test at December 31 each year. The first step, identifying a potential impairment, compares the fair value of the reporting unit with its carrying amount. If the carrying amount exceeds its fair value, the second step would need to be performed; otherwise, no further step is required. The second step, measuring the impairment loss, compares the implied fair value of the goodwill with the carrying amount of the goodwill. Any excess of the goodwill carrying amount over the applied fair value is recognized as an impairment loss, and the carrying value of goodwill is written down to fair value. During the years ended December 31, 2011, 2012 and 2013, no impairment losses were recorded.

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

Search related advertising revenues are generated by receiving a share of the advertising revenues from companies providing search capabilities and are recognized when the Company is entitled to receive the fee. Advertisers are charged and pay monthly, based on the number of clicks generated by users clicking on these ads. Persuasive evidence of an arrangement exists based upon a written agreement or purchase order with a search provider or display advertiser. Delivery occurs when a user clicks on the ad in the case of a cost-per-click (CPC) arrangement, or the requisite number of impressions is displayed pursuant to a cost-per-thousand impression (CPM) arrangement.

In addition, the Company also derives revenues from: (i) product sales (ii) other. Revenues from products include licensing the right to use its email software, content database, photo sharing and social expression product and e-mail anti-spam. Revenues from other services include search related advertising and other advertising. In accordance with ASC 605-50, "Customer Payments and Incentives", the Company accounts for cash consideration given to customers, for whom it does not receive a separately identifiable benefit or cannot, reasonably estimate fair value, as a reduction of revenue rather than as an expense.

PERION NETWORK LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Revenues from software license products are recognized when all criteria outlined in ASC 985-605, "Software - Revenue Recognition" are met. Revenues from software license products are recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable, and collectability is probable. Company's e-mail product users may also purchase a license to its content database. This content database provides additional Perion Network content files in the form of email background, animation sounds, graphics and e-mail notifies. Content database licensing fees are recognized over the license period. Lifetime licensing revenues were recognized over the estimated usage period of the content database. Since May 2011 the Company no longer offers lifetime licensing. In accordance with its policy, the Company reviewed the estimated usage period of the lifetime licensing on an ongoing basis. During 2012, the Company notified customers owning its lifetime licenses that they will no longer be able to access the Company’s site for downloading content, requesting they download all the content to their own computer. As result of such change, the Company is no longer required to make content available under those arrangements. Therefore, the remaining deferred revenues balance in the amount of $ 1,443 associated with these arrangements, was immediately recognized in 2012.

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

In parallel with the business combination with ClientConnect, as further described in Note 14, in August 2013, the Company and Conduit entered into commercial agreement. Under the agreement, the Company provides Conduit publisher services based on "pay per installation" fee. The agreement was amended on November 18, 2013, effective November 1, 2013. Sales generated by the Company under the agreement and the direct customer acquisition costs ("CAC") amounted to:

	August through October 2013	November through December 2013
Sales	$7,166	$10,848
CAC	(6,633)	(7,702)

Sales, net	$533	$3,146

PERION NETWORK LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Due to the proximity of the business combination and the commercial agreement, the nature of the transactions, management concluded that the effect of transactions with Conduit will be recorded on a net basis. Therefore, with regard to the activity during the period of August through October the net amount of $ 533, which were realized, are included within 2013 search revenues on the statement of income. In light of the agreement closing in the beginning of January 2014, the net effect of November through December transactions with Conduit, of $ 3,146 which was not realized on as if consolidated basis as of December 31, 2013, is included within deferred revenues on the balance sheet.

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

The Company accrued interest and penalties related to unrecognized tax benefits in its financial expenses.

m.	Advertising costs:

Advertising costs are expensed as incurred and consist primarily of customer acquisition cost. Advertising costs for each of the three years in the period ended December 31, 2013 amounted to $ 8,136, $ 22,270 and $ 32,561, respectively.

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

The Company is subject to a low amount of credit risk with respect to sales of the Company’s software products and content database, as these sales are primarily obtained through credit card sales. The Company’s major customers are financially sound, and the Company believes low credit risk is associated with these customers. To date, the Company has not experienced any material bad debt losses.

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

The Company's agreements with employees in Israel, joining the Company since February 2, 2008, are in accordance with section 14 of the Severance Pay Law, 1963, where the Company's contributions for severance pay shall be instead of its severance liability. Upon contribution of the full amount of the employee's monthly salary, and release of the policy to the employee, no additional calculations shall be conducted between the parties regarding the matter of severance pay and no additional payments shall be made by the Company to the employee. Further, the related obligation and amounts deposited on behalf of such obligation are not stated on the balance sheet, as the Company is legally released from obligation to employees once the deposit amounts have been paid.

Severance expenses for the years ended December 31, 2011, 2012 and 2013 amounted to $ 586, $ 589 and $ 992, respectively.

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

The weighted average number of ordinary shares related to the outstanding options and restricted shares excluded from the calculations of diluted net earnings per ordinary share, as these securities are anti-dilutive, was 1,266,919, 1,315,106 and 522,281 for the years ended December 31, 2011, 2012 and 2013, respectively.

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

The Company estimates the fair value of standard stock options granted using the Binomial option-pricing model. The option-pricing models require a number of assumptions, of which the most significant are; volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements. The expected option term was calculated based on the Company’s assumptions of early exercise multiples which were calculated based on comparable companies and termination exit rate which was calculated based on actual historical data. The expected option term represents the period that the Company’s stock options are expected to be outstanding. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term. The fair value of the RSU's is based on the market value of the underlying shares at the date of grant.

In November 2010 the Company's Board decided to change its dividend policy so that beginning with earnings of 2011 and beyond, the Company does not intend to declare and distribute any dividends.

PERION NETWORK LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The fair value of the Company's stock options granted to employees and directors was estimated using the following assumptions:

	Year ended December 31,
	2011	2012	2013

Risk-free interest rate	2.23%	0.75%	1.04%
Expected volatility	47.31%-65.27%	45.60%-61.90%	45.57% - 57.42%
Weighted average volatility	56.29%	53.76%	51.49%
Expected term (years)	3.75	4.09	3.80
Dividend yield	0.00%	0.00%	0.00%

r.	Derivative instruments:

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

These instruments were not designated as cash flow hedge as defined by ASC 815, "Derivative and Hedging" and, therefore, the Company recognized the changes in fair value of these instruments in the statement of income as financial income or expense, as incurred. Gains or losses on these derivatives, which partially offset the foreign currency impact from the underlying exposures, and amounted to $ (25), $ 238 and $ 300 for the years ended December 31, 2011, 2012 and 2013, respectively.

The notional value of the Company’s derivative instruments as of December 31, 2012 and 2013 amounted to $ 6,891 and $ 2,500, respectively. Notional values are U.S. dollar translated and calculated based on forward rates for forward contracts and based on spot rates for options. Gross notional amounts do not quantify risk or represent assets or liabilities of the Company, but are used in the calculation of settlements under the contracts. The Company measured the fair value of these contracts in accordance with ASC No. 820 and they were classified as level 2.

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

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the observability of inputs as follows:

•	Level 1 - Valuations based on quoted prices in active markets for identical assets that the Company has the ability to access.

•	Level 2 - Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

•	Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

PERION NETWORK LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following table present assets and liabilities measured at fair value on a recurring basis at December 31, 2013 and 2012:

	2013
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Cash equivalents:
Money market funds	$10	$-	$-	$10

Other receivables and prepaid expenses:
Derivative assets	-	113	-	113

Total financial assets	10	113	-	123

Payment obligation related to acquisition:	-	-	7,239	7,239

Total financial liabilities	$-	$-	$7,239	$7,239

	2012
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Cash equivalents:
Money market funds	$10	$-	$-	$10

Other receivables and prepaid expenses:
Derivative assets	-	248	-	248

Total financial assets	10	248	-	258

Payment obligation Sweet IM former shareholders:	-	-	16,427	16,427

Total financial liabilities	$-	$-	$16,427	$16,427

t.	Treasury shares:

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

On November 30, 2012 ("Closing Date") the Company completed the acquisition of 100% of the shares of Sweet IM Ltd. ("SweetIM"), an Israeli-based consumer internet company that produces a variety of applications. The financial results of SweetIM are included in the consolidated financial statements from the Closing Date. The total consideration was composed as follows:

•	$ 13,054 in cash, including $ 3,014 for working capital acquired from Sweet IM;

•	1,990,000 ordinary shares of the Company issued at closing for total value of $17,863, which considered the market restrictions on these shares;

•
$ 7,500 in cash ("Second installment") subject to certain adjustments, payable within 12 months following the Closing Date (December 2013). In connection with this consideration, the Company recorded a $ 7,324 liability; and

•
A milestones-based contingent cash payment of up to $ 7,500 payable in May 2014. In connection with this contingent payment consideration, the Company recorded at the Closing Date, an estimated liability of $ 5,992. (Refer to note 8b for further details)

PERION NETWORK LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-           ACQUISITIONS (Cont.)

In addition, the Company incurred acquisition related costs in a total amount of $ 1,593, which are included in general and administrative expenses for the year ended December 31, 2012. Acquisition related costs include legal, accounting fees and other costs directly related to the acquisition.

Prior to the acquisition of SweetIM Ltd. its board of directors approved a cash dividend of $ 13,000 (the "Dividend"). However, the Dividend was not distributed to the shareholders prior to closing of the transaction. As part of the Share Purchase Agreement (the "SPA") between the Company and SweetIM's shareholders, it was agreed that upon request by the designated representative of SweetIM's shareholders to distribute the Dividend, the Company may withhold certain amounts from such an amount, including on account of certain tax liabilities of SweetIM, and distribute the balance. Upon execution of the SPA, the Company estimated such tax liabilities in an amount of $ 3,076. The balance of $ 9,960 was classified previously as restricted cash by the Company.

In December 2013, the Company signed a final tax assessment agreement with the Israeli Tax Authorities with respect to SweetIM's tax liabilities for the years 2008-2012 (the "Tax Agreement"), in the amount of $ 1,692 (the "Tax Agreement Amount").

In June 2013, the Company paid an additional $ 2,711 to SweetIM's shareholders pursuant to the terms of the SPA, as a result of a working capital adjustment.

Pursuant to the terms of the SPA, the Company was obligated to pay SweetIM's shareholders a second installment in December 2013, on account of the purchase price, in an overall amount of $ 7,500 (the "Second Installment").

The Company and the representative of SweetIM's shareholders agreed to deduct the Tax Agreement Amount from the Second Installment instead of from the Dividend. As a result thereof, the Company paid on account of the Second Installment, an amount of $5,572 ($ 7,500 minus the Tax Agreement Amount and other adjustments).

In December 2013, the Company paid $ 11,500 to SweetIM's shareholders on account of the Dividend. The balance of the Dividend in the amount $ 1,500 million still remains with the Company and is included within restricted cash.
The primary reasons for this acquisition include; SweetIM’s back-end systems, the talent and professional background of its employees, and its product suite, so as to include other consumer products that bear similar characteristics appealing to its unique demographic segment. A significant amount of the acquisition was recorded as goodwill due to the synergies with SweetIM.

Under business combination accounting, the total purchase price was allocated to Sweet IM’s net tangible and intangible assets based on their estimated fair values as set forth below. The excess of the purchase price over the net tangible and identifiable intangible assets was recorded as goodwill.

Cash	2,733
Restricted cash	10,260
Trade receivables	7,473
Other receivables and prepaid expenses	1,253
Property and equipment	216
Long-term prepaid expenses and other	70
Trade payables	(2,318)
Accrued expenses and other liabilities	(5,148)
Payment obligation related to acquisition	(9,958)
Intangible assets	30,756
Deferred tax liability	(3,786)
Goodwill	12,682

Total purchase price	44,233

PERION NETWORK LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-           ACQUISITIONS (Cont.)

Intangible assets:

In performing the purchase price allocation, the Company considered, among other factors, analysis of historical financial performance, highest and best use of the acquired assets and estimates of future performance of SweetIM's products. The fair value of intangible assets was based on market participant approach to valuation, performed by a third party valuation firm using estimates and assumptions provided by management. The following table sets forth the components of intangible assets associated with SweetIM acquisition:

	Fair value	Useful life

Technology	$20,066	5 years
Logo	5,242	4 years
IP R&D	5,448	(*)

Total intangible assets	$30,756

(*) Will be determined upon completion of the development

The following unaudited condensed combined pro forma information for the years ended December 31, 2011 and 2012, gives effect to the acquisition of SweetIM as if the acquisition had occurred on January 1, 2011. The pro forma information is not necessarily indicative of the results of operations, which actually would have occurred if the acquisition had been consummated on that date, nor does it purport to represent the results of operations for future periods. For the purposes of the pro forma information, the Company has assumed that net income includes additional amortization of intangible assets related to the acquisition of $ 6,484 and $ 6,345 in 2011 and 2012, respectively and related tax effects .

	Year ended December 31,
	2011	2012
	Unaudited	Unaudited

Revenues	$51,190	$79,254

Net income	$1,154	$4,887

Basic earnings per share	$0.12	$0.48

Diluted earnings per share	$0.12	$0.47

PERION NETWORK LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-           ACQUISITIONS (Cont.)

b.	Acquisition of Smilebox Inc

On August 31, 2011, the Company completed the acquisition of all of the outstanding shares of Smilebox Inc. ("Smilebox"). The Company included the financial results of Smilebox in its consolidated financial statements from the date of acquisition. Under the Purchase Agreement, the total consideration is composed of cash and Ordinary shares of the Company, as follows:

•	$ 24,269 in cash;

•	128,538 Ordinary shares of the Company issuable at closing at fair value of $ 750;

•
$ 7,000 in cash and in Ordinary shares of the Company (subject to certain adjustments), payable within 7 months following the closing (March 2013). In connection with this consideration, the Company recorded a $ 6,474 liability at closing. This amount was paid in full in 2013, including $ 6,266 paid in cash and 65,720 shares issued at value of  $ 337  and;

•
A milestone-based contingent cash and ordinary shares of the Company payment ("Contingent Payment") of up to $ 8,000 payable in September 2013. The Company recognized a liability of zero with respect to this Contingent Payment, which represents its fair value. No payment was made in September 2013 as the milestones were not met.

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

	Fair value	Useful life

Customer relationships	$1,488	4.3-6.3 years
Technology	3,000	3 years
Trade name	1,870	10.25 years

Total intangible assets	$6,358

NOTE 4:-          OTHER RECEIVABLES AND PREPAID EXPENSES

	December 31,
	2012	2013

Government authorities	$3,661	$2,672
Prepaid expenses	1,079	779
Deferred tax asset, net	360	110
Other	324	158

	$5,424	$3,719

PERION NETWORK LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:-           PROPERTY AND EQUIPMENT, NET

	December 31,
	2012	2013
Cost:
Computers and peripheral equipment	$3,745	$4,220
Office furniture and equipment	670	796
Leasehold improvements	618	677

	5,033	5,693

Accumulated depreciation	3,511	4,316

Property and equipment, net	$1,522	$1,377

Depreciation expenses totaled $ 588, $ 657 and $ 813, for the years ended December 31, 2011, 2012 and 2013, respectively.

During 2012 the Company recorded a reduction of $ 846 to the cost and accumulated depreciation for fully depreciated equipment no longer in use. During 2013 the Company recorded a reduction of $ 11 to the cost and a reduction of $ 8 to accumulated depreciation for depreciated equipment no longer in use.

NOTE 6:-           GOODWILL AND OTHER INTANGIBLE ASSETS, NET

a.	Goodwill: The changes in the carrying amount of goodwill for the years ended December 31,2012 and 2013 are as follows:

	2012	2013

Balance as of January 1	$24,753	$37,435
Changes during year	12,682	-

Balance as of December 31	$37,435	$37,435

PERION NETWORK LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-           GOODWILL AND OTHER INTANGIBLE ASSETS, NET (Cont.)

b.	Other intangible assets, net

	Useful	December 31,
	Life	2012	2013

Original amount:
Capitalized software development costs	3-5	$1,587	$3,228
Capitalized content costs and domain	3-5	556	566
Technology	3-5	23,066	23,066
Trade name	10.25	1,870	1,870
Customer relationship	4.3-6.3	1,488	1,488
Logo	5	5,242	5,242
IP R&D		5,448	5,448

		39,257	40,908
Accumulated amortization:
Capitalized software development costs		398	930
Capitalized content costs and domain		485	546
Technology		1,822	9,251
Trade name		243	426
Customer relationship		913	1,234
Logo		101	1,481

		3,962	13,868

		$35,295	$27,040

c.	Amortization expense amounted to $ 800, $2,915 and $9,906 for the years ended December 31, 2011, 2012 and 2013, respectively.

d.	The estimated future amortization expense of other intangible assets as of December 31, 2013 is as follows:

2014	9,306
2015	8,075
2016	5,761
2017	3,184
2018	182
Thereafter	532

$27,040

PERION NETWORK LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-          ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2012	2013

Employees and payroll accruals	$3,865	$3,021
Government authorities	3,812	7,046
Uncertain tax position liability (refer to note 10i)	3,952	574
Deferred tax liabilities, net	971	659
Accrued expenses and other	2,079	5,120

	$14,679	$16,420

NOTE 8:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments

The facilities of the Company are rented under lease operating agreements that expire in 2015. The Company leases its motor vehicles and servers under cancelable operating lease agreements.

Aggregate minimum lease commitments under operating leases as of December 31, 2013 were as follows:

2014	1,260
2015	669

1,929

Subsequent to December 31, 2013, the Company leased additional space in Holon, Israel. The lease expires in 2024, with an option to extend for two additional periods of 24 months. The monthly lease payment for this facility is $ 256. The Company plans to move all of its Israeli personnel to Holon during the third quarter of 2014.

Total rent expenses for the years ended December 31, 2011, 2012 and 2013 amounted to $586, $967 and $1,073, respectively.

Total lease expenses for motor vehicles for the years ended December 31, 2011, 2012 and 2013 amounted to $ 349 $ 234 and $ 284, respectively.

b.	Contingent purchase obligation

Pursuant to the terms of the SPA between the Company and SweetIM, the Company is obligated to pay SweetIM's shareholders a payment of up to $ 7,500 in cash 18 months after closing, May 2014,if certain milestones are met. The milestones are based on the Company's revenues in the fiscal year of 2013, and the absence of certain changes in the industry in which the Company operates. The Company believes that the terms of the SPA will require the Company to pay $2,500 with respect to the contingent payment.

c.	Legal Matters

On November 10, 2013, the Company was served with a lawsuit filed in the Tel Aviv District Court (Economic Department) against the Company and its directors by an individual claiming to be a holder of 150 of the Company’s ordinary shares. The plaintiff alleges certain flaws in the process, price and disclosure in connection with the ClientConnect Acquisition. The plaintiff requested that the court certify the lawsuit as a valid class action, a declaratory judgment confirming the plaintiff's allegations and certain remuneration for the purported plaintiff, including legal fees. The Company believes that the complaint is without merit and plan to defend against it vigorously.

NOTE 9:-	LONG-TERM LOAN

a.	On May 17, 2012 the Company entered into Loan Agreements (the "Agreements"), with two Israeli Banks (the "Banks"), based on which the Company borrowed a total of $ 10,000.

The Agreements contain various provisions including a pledge of all the Company’s assets under a floating charge, compliance with certain financial covenants, restrictive covenants, including negative pledges, and other commitments, typically contained in facility agreements of this type. In December 2013, the Company amended the agreement with one of the Banks to remove one of the financial covenants. As of December 31, 2013, the Company was in compliance with all covenants.

The loans are repaid in 16 and 20 equal quarterly installments, respectively starting July 17, 2012. Interest rates applicable are 4.35% and 4.64%, payable monthly starting May 17, 2012.

PERION NETWORK LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	LONG-TERM LOAN (Cont.)

b.	As of December 31, 2013, the aggregate principal annual maturities according to the loan agreement are as follows:

Repayment
amount
2014 (current maturities)	2,300
2015	2,300
2016	1,550
2017	400

Total	6,550

NOTE 10:-	INCOME TAXES

a.	Tax benefits under the Israel Law for the Encouragement of Capital Investments, 1959 (the "Law"):

Commencing 2011, the Company elected to apply the new Preferred Enterprise benefits. Benefits granted to a Preferred Enterprise include reduced tax rates. The tax rate is 15% in 2011 and 2012, 12.5% in 2013 and 16% starting from 2014.

A distribution from a Preferred Enterprise out of the "Preferred Income" would be subject to 15% withholding tax for Israeli-resident individuals and non-Israeli residents (subject to applicable treaty rates).

Pursuant to Amendment 69 to the Israeli Investment Law (“Amendment 69”), a company that elected by November 11, 2013 to pay a reduced corporate tax rate as set forth in that amendment (rather than the regular corporate tax rate applicable to Approved Enterprise income) with respect to undistributed exempt income accumulated by the company until December 31, 2011 is entitled to distribute a dividend from such income without being required to pay additional corporate tax with respect to such dividend. A company that has so elected must make certain qualified investments in Israel over the five-year period commencing in 2013. A company that has elected to apply the amendment cannot withdraw from its election.

During 2013, the Company applied the provisions of Amendment 69 to all undistributed exempt profits accrued prior to 2011 by the Company and its Israeli subsidiary. Consequently, the Company paid ILS 6.3 million ($ 1.8) corporate tax on exempt income of ILS 63.2 million ($ 18.2). This income is available to be distributed as dividends in future years with no additional corporate tax liability. As a result, the Company is required to invest ILS 4.7 million ($ 1.4) in its industrial enterprises in Israel over a five year period. Such investment may be in the form of the acquisition of industrial assets (excluding real estate assets), investment in R&D in Israel, or payroll payments to new employees to be hired by the enterprise.

PERION NETWORK LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	INCOME TAXES (Cont.)

b.	Corporate tax rates in Israel:

Taxable income of Israeli companies is subject to tax at the rate of 25% in 2013 and in 2012 and 24% in 2011. On July 2013 the economic plan for 2013-2014 was approved. Its main purpose is to deepen collecting taxes in those years. It includes among other fiscal changes, raising taxable income of Israeli companies from 25% to 26.5% in 2014 and onwards.

c.	Income taxes of non-Israeli subsidiaries:

Non-Israeli subsidiaries are taxed according to the tax laws in their respective countries of residence.

d.
Tax reports filed by the Company and its subsidiaries in Israel through the year ended December 31, 2011 are considered final. The U.S tax returns of the U.S subsidiaries Smilebox and Incredimail Inc. remain subject to examination by the U.S tax authorities for the tax years beginning on December 31, 2010.

PERION NETWORK LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	INCOME TAXES (Cont.)

e.	Tax loss carry-forwards:

The Company has a Net operating loss carry-forwards in the United States as of December 31, 2013 of $ 14,800.

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

Components of the Company's deferred tax assets (liabilities) are as follows:

	December 31,
	2012	2013
Deferred tax assets:
Net operating loss carry forwards	$5,498	$4,931
Other	500	920

Deferred tax assets, before valuation allowance	5,998	5,851
Valuation allowance	(3,952)	(3,984)

Total deferred tax assets, net of valuation allowance	2,046	1,867

Deferred tax liabilities:
Intangible assets	(5,248)	(4,523)
Capitalized software development costs	(148)	(338)

Total deferred tax liabilities	(5,396)	(4,861)

Deferred tax liability, net	$(3,350)	$(2,994)

PERION NETWORK LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	INCOME TAXES (Cont.)

Domestic:

	December 31,
	2012	2013

Current deferred tax asset, net	$360	$110
Current deferred tax liability	(971)	(659)
Non-current deferred tax asset, net	140	73
Long-term deferred tax liability	(2,879)	(2,518)

	$(3,350)	$(2,994)

Current deferred tax assets, net, is included within other receivables and prepaid expenses in the balance sheets. Current deferred tax liability, net, is included within accrued expenses and other liabilities in the balance sheets. Non-current deferred tax asset, net is included within other assets on the balance sheets. Long term deferred tax is included within other long term liabilities on the balance sheet.

g.	Reconciliation of the Company's effective tax rate to the statutory tax rate in Israel:

	Year ended December 31,
	2011	2012	2013

Income before taxes on income	$5,840	$6,007	$2,647

Statutory tax rate in Israel	24%	25%	25%

Theoretical income tax expense	$1,402	$1,502	$662
Increase (decrease) in tax expenses resulting from:
"Preferred Enterprise" benefits (*)	(1,751)	(1,369)	(1,091)
Non-deductible expenses	78	757	2,406
Previous years taxes	(156)	-	(672)
Tax on previously distributed dividend from tax-exempt income	-	812	-
Loss and timing differences for which no deferred taxes were recorded	994	1,009	247
Change in statutory tax rate	-	-	757
Tax adjustment in respect of different tax rate of foreign subsidiaries	(400)	(151)	78
Other	5	(87)	(50)

Taxes on income	172	2,473	2,337

(*) Benefit per Ordinary share, resulting from " Preferred Enterprise " status:
Basic	$0.18	$0.13	$0.18
Diluted	$-	$0.13	$0.17

PERION NETWORK LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	INCOME TAXES (Cont.)

h.	Income taxes are comprised as follows:

	Year ended December 31,
	2011	2012	2013

Deferred tax benefit	$(1,140)	$(172)	$(356)
Current taxes	1,312	2,645	2,693

	$172	$2,473	$2,337

i.	Uncertain tax position:

Reconciliation of the beginning and ending balances of unrecognized tax benefits

	December 31,
	2012	2013
Balance at January 1	$2,151	$3,952
Additions for prior year tax positions	622	115
Decrease related to settlement with tax authorities (refer to note 2l)	-	(3,844)
Additions in tax positions for current year	1,179	351

Balance at December 31	$3,952	$574

As of December 31, 2013, the entire amount of the unrecognized tax benefits could affect the Company's income tax provision and the effective tax rate.

During the years ended December 31, 2013, 2012 and 2011 an amount of $ 14, $ 161 and $ 18, respectively, was added to the unrecognized tax benefits derived from interest and exchange rate differences expenses related to prior years' uncertain tax positions. As of December 31, 2013 and 2012, the Company had accrued interest liability related to uncertain tax positions in the amounts of $ 14 and $ 246 respectively, which is included within income tax accrual on the balance sheets.

In December 2013 the Company reached settlements with the Israeli Tax Authorities regarding the Company's and its Israeli subsidiary's corporate tax returns from the years 2009-2011 and 2009-2012, respectively. The settlements amounted to a total payment of NIS 10,295 ($ 2,966) including payments for corporate tax on exempt income (refer to above). The Company had provisions for the related years in the amount of NIS 13,343 ($ 3,844).

The Company believes that it has adequately provided for any reasonably foreseeable outcome related to tax audits and settlements. The final tax outcome of its tax audits could be different from that which is reflected in the Company's income tax provisions and accruals. Such differences could have a material effect on the Company's income tax provision and net income in the period in which such determination is made.

i.	Income before taxes on income is comprised as follows:

	Year ended December 31,
	2011	2012	2013

Domestic	$8,325	$8,530	$3,253
Foreign - U.S.A	(2,485)	(2,523)	(606)

	$5,840	$6,007	$2,647

NOTE 11:-	SHAREHOLDERS' EQUITY

a.
Ordinary share:

The Ordinary shares entitle their holders to voting rights, the right to receive cash dividend and the right to a share in excess assets upon liquidation of the Company. In November 18, 2013 the shareholders resolved to increase the authorized share capital of the Company to 120,000,000 ordinary shares with a nominal value of NIS 0.01 each.

PERION NETWORK LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	SHAREHOLDERS' EQUITY (Cont.)

b.	Share option plans:

The Company’s Incentive Plan (including the U.S. Addendum) (the "Plan") was initially adopted in 2003. The Plan had an initial term of ten years from adoption.

On December 9, 2012, our Board of Directors extended the term of the Plan for an additional ten years.  In addition, on August 7, 2013, our Board of Directors approved amendments to the Plan, which include the ability to grant RSUs and restricted stock.

The vesting period of the outstanding options and RSUs is generally 3 years from the date of grant. The rights of the ordinary shares obtained from the exercise of options or RSUs are identical to those of the other ordinary shares of the Company. The contractual term of these options is five years.

The maximum number of ordinary shares currently authorized to be granted under the Plan is 12,000,000.

At December 31, 2013, 10,062,780 ordinary Shares remained available for future equity awards.

A summary of the activity in the share options granted to employees, non-employees and directors for the year ended December 31, 2013 and related information is as follows:

		Weighted average
			Remaining
			contractual	Aggregate
	Number of	Exercise	term	intrinsic
	options	price	(in Years)	value

Outstanding at January 1, 2013	2,323,634	$6.09	3.38	6,971
Granted	628,375	$9.87
Exercised *)	(744,858)	$5.54
Cancelled	(492,848)	$8.53
Forfeited	(750)	$4.16

Outstanding at December 31,
2013 **)	1,713,553	$7.01	3.03	8,782
Exercisable at December 31,
2013	676,203	$5.67	2.09	4,341

*)	During 2013, 744,845 share options were exercised under net-share settlement.

**)
Represents intrinsic value of 1,589,178 outstanding options that are in-the-money as of December 31, 2013. The remaining 124,375 outstanding options are out of the money as of December 31, 2013, and their intrinsic value was considered as zero.

PERION NETWORK LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	SHAREHOLDERS' EQUITY (Cont.)

The weighted-average grant-date fair value of options granted during the years 2011, 2012 and 2013 was $ 2.3, $ 1.8 and $ 3.1, respectively.

Aggregate intrinsic value of options exercised in 2011, 2012 and 2013 amounted to $ 580, $ 555 and $ 5,437, respectively.

The options outstanding under the Company's Stock Option Plan as of December 31, 2013 have been separated into ranges of exercise price as follows:

Outstanding				Exercisable
		Weighted
		average	Weighted		Weighted
Ranges of	Number	remaining	average	Number	average
exercise	of	contractual	exercise	of	exercise
price	options	life (years)	price	options	price

4.04-4.38	584,866	2.99	4.06	308,421	4.07
5.12-5.99	174,865	2.74	5.38	140,363	5.38
6.04-6.93	143,003	1.24	6.68	99,669	6.74
7.11-7.85	198,444	2.48	7.54	91,083	7.68
8.67	269,500	4.09	8.67	-	-
9.14-9.98	77,500	2.63	9.68	36,666	9.48
10.23-10.65	141,000	4.36	10.42	-	-
12.56-13.54	124,375	4.63	13.14	-	-

	1,713,553			676,203

RSUs:

In addition to granting stock options, starting 2013 the Company started to grant Restricted Stock Units ("RSUs"). The Company records compensation expenses based over the vesting period.

RSUs vest over three year period of employment.

RSUs that are cancelled or forfeited become available for future grants.

PERION NETWORK LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	SHAREHOLDERS' EQUITY (Cont.)

The following table summarizes information relating to RSUs, as well as changes to such awards during 2013:

Year ended December 31,
2013

Outstanding at the beginning of year	-
Granted	200,000
Vested	-
Forfeited	-

200,000

The weighted average fair values at grant date of RSUs for the year ended December 31, 2013 was $ 10.85.

As of December 31, 2013, there were $ 4,797 of unrecognized compensation cost related to options and unvested RSUs. This amount is expected to be recognized over a weighted-average period of 2.4 years.

The total stock-based compensation related to stock options and RSUs was recorded in the following items:

	Year ended December 31,
	2011	2012	2013

Cost of sales	$10	$16	$9
Research and development	108	221	255
Selling and marketing	78	168	181
General and administrative	987	651	1,081

Total Expenses	$1,183	$1,056	$1,526

PERION NETWORK LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-        MAJOR CUSTOMER

The following table sets forth the customers that represented 10% or more of the Company’s total revenues in each of the periods set forth below:

	Year ended December 31,
	2011		2012		2013
Customer A	67%		63%		46%
Customer B	*	)	*	)	11%

*) Less than 10%

The following is a summary of customers that accounted for at least 10% of the total trade receivables as of December 31, 2013 and December 31, 2012:

	As of December 31
	2012		2013
Customer A	72%		* )
Customer B	*	)	10%
Customer C	*	)	69%

*) Less than 10%

PERION NETWORK LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	SUPPLEMENTARY DATA ON SELECTED CONSOLIDATED STATEMENTS OF INCOME ITEMS

a.	Financial income (expense), net:

	Year ended December 31,
	2011	2012	2013
Financial income:
Interest from bank deposits and marketable securities	$304	$29	$33
Gains from marketable securities, net	71	-	7
Exchange rate differences , net	102	170	69
Interest from government authorities, net	988	225	273

Financial expenses:	1,465	424	382

Accretion of payment obligation related to acquisitions	100	177	1,131
Interest with respect to long-term loans	-	373	363
Other	72	48	121

	172	598	1,615

	$1,293	$(174)	$(1,233)

b.	Research and development costs, net:

	Year ended December 31,
	2011	2012	2013
Total costs	$8,192	$11,583	$15,044
Capitalized software development costs	(739)	(848)	(1,651)

	$7,453	$10,735	$13,393

PERION NETWORK LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	SUPPLEMENTARY DATA ON SELECTED CONSOLIDATED STATEMENTS OF INCOME ITEMS (Cont.)

c.	Net earnings per Ordinary share

Computation of basic and diluted net earnings per share is as follows:

1	Numerator:

	Year ended December 31,
	2011	2012	2013

Net income available to Ordinary shareholders	$5,668	$3,534	$310

2	Denominator:

	Year ended December 31,
	2011	2012	2013

Weighted average number of
Ordinary shares, net of
treasury stock	9,796,380	10,159,049	12,330,631
Effect of dilutive securities:
Add - stock options and RSU	205,791	207,759	672,703

Adjusted weighted average
shares	10,002,171	10,366,808	13,003,334

PERION NETWORK LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	Subsequent Events

a)
On September 16, 2013, the Company announced an agreement to combine Conduit’s Client Connect business (“ClientConnect”) with the Company in an all-stock transaction. On December 31, 2013 Conduit spun off its ClientConnect business, which includes its monetization and distribution platform for publishers and developers. On January 2, 2014 (the "closing date") the Company issued 54,753,582 shares to ClientConnect’s selling shareholders, and 2,820,141 options to ClientConnect’s option holders. Upon closing, the Company was owned 81% by the existing Conduit shareholders and option holders and 19% by existing Perion shareholders and option holders, on a fully diluted basis using the treasury stock method as defined in the agreement. The transaction has been accounted for as an acquisition of Perion by ClientConnect in accordance with Accounting Standards Codification Topic 805, “Business Combinations,” using the acquisition method of accounting with ClientConnect as the accounting acquirer. Under these accounting standards, the total purchase price is calculated as follows:

(in thousands, except price per share)

Number of shares of Perion ordinary shares outstanding on January 2, 2014	12,524,000

Perion closing price on January 2, 2014 (closing date)	$12.64

Total fair value of stock consideration	$158,303
Fair value of vested (for accounting purposes only) Perion options	7,281

Total purchase price	$165,584

Fair value of Perion vested options represent the fair value of such options attributable to service prior to the closing  date using the stock price on the closing date as an input to the Binomial option-pricing model to determine the fair value of the options.

PERION NETWORK LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	Subsequent Events (Cont.)

Under the acquisition method of accounting, the total purchase price is allocated to the net tangible and intangible assets of Perion acquired in the acquisition, based on their fair values at the closing date. The estimated fair values are preliminary and based on the information that was available as of the closing date. The Company believes that the information provides a reasonable basis for estimating the fair values, but the Company is waiting for additional information necessary to finalize these amounts, particularly with respect to the estimated fair value of intangible assets. Thus the preliminary measurements of fair value reflected are subject to changes and such changes could be significant. The Company expects to finalize the valuation and complete the purchase price allocation as soon as practicable, but no later than one year from the closing date. The preliminary allocation of the purchase price to assets acquired and liabilities assumed is as follows (in thousands):

Amortizable intangible assets:
Acquired technology	$28,392
IP R&D	8,092
Tradename and other	13,439
Net assets assumed	4,568
Deferred tax liabilities	(7,584)

Net assets acquired	46,907
Goodwill	118,677

Total fair value considerations	$165,584

b)
On December 31, 2013, Conduit and ClientConnect entered into the Working Capital Financing Agreement pursuant to which Conduit undertook to make available to ClientConnect a credit line of up to $20 million. Any amounts withdrawn under the credit line are required to be used solely to finance payment related to the then-current working capital needs of the ClientConnect business. The outstanding principal amount under the credit line bears interest at the annual rate prescribed by Section 3(j) of the Tax Ordinance (currently 4.1% per annum). As of March 31, 2014, ClientConnect has borrowed $ 12.5 million under the credit line.  The credit line matures in April 2014.

c)
In November 2013, MyMail, Ltd., a non-practicing entity, filed a lawsuit in the Eastern District of Texas alleging that ClientConnect's toolbar technology infringes one of its U.S. patents issued in September 2012 and demanding an injunction and monetary payments. The Company believes that it has strong defenses against this lawsuit and intends to defend against it vigorously.

d)
Related party transactions

As a condition precedent to the closing of ClientConnect Acquisition on January 2, 2014, Conduit and ClientConnect entered into ancillary agreements. As a result of the ClientConnect Acquisition, two office holders of Conduit became members of the Company’s Board of Directors and the major shareholders of Conduit also became major shareholders of the Company. Such directors and major shareholders are parties to or otherwise bound by some of such agreements.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Perion Network Ltd.

/s/ Josef Mandelbaum
Josef Mandelbaum
Chief Executive Officer

Date:  April 10, 2014

EXHIBIT INDEX

No.          Description

1.1	Memorandum of Association of Perion, as amended and restated (translated from Hebrew).

1.2	Articles of Association of Perion, as amended and restated.

4.2
An amendment to the Commitment Letter and Financial Covenants Letter among the Company and the First International Bank of Israel, B.M., dated September 6, 2011, from December 3, 2013 (translated from Hebrew).

4.8	Search Services Agreement by and between Conduit Ltd. and Microsoft Online, Inc., dated November 19, 2010, as amended on May 11, 2011.*

8	List of subsidiaries.

12.1	Certification required by Rule 13a-14(a) or Rule 15d-14(a) executed by the Chief Executive Officer of the Company.

12.2	Certification required by Rule 13a-14(a) or Rule 15d-14(a) executed by the Chief Financial Officer of the Company.

13.1	Certification required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 ofTitle 18 of the United States Code.

13.2	Certification required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 ofTitle 18 of the United States Code.

15.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, Independent Auditors.

101
The following financial information from Perion Network Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2013, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets at December 31, 2012 and 2013; (ii) Consolidated Statements of Income for the years ended December 31, 2011, 2012 and 2013; (iii) Consolidated Statements of Comprehensive Income for the years ended December 31, 2011, 2012 and 2013; (iv) Statements of Changes in Shareholders’ Equity and Comprehensive Income for the years ended December 31, 2011, 2012 and 2013; (v) Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2012 and 2013; and (vi) Notes to Consolidated Financial Statements. (1)

___________________________

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