Form 20-F/A
period 2013-12-31
Perion Network Ltd.
filed 2014-07-29
CIK 1338940

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

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

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes ☐ No ☒

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (the “Amendment”) to our annual report on Form 20-F for the fiscal year ended December 31, 2013, as filed with the Securities and Exchange Commission (the “Commission”) on April 10, 2014 (the “Form 20-F”), is being filed solely for the purpose of filing certain exhibits.

Therefore, this Amendment consists of a cover page, this explanatory note, a revised list of exhibits (Item 19 of Part III), a signature page and the Exhibits 4.8, 4.12, 4.13 and 4.14 as well as Exhibits 12.1, 12.2, 13.1 and 13.2.

This Amendment speaks as of the date of the initial filing of the Form 20-F. Other than as described above, this Amendment does not, and does not purport to, amend, update or restate any other information or disclosure included in the Form 20-F and does not, and does not purport to, reflect any events that have occurred after the date of the initial filing of the Form 20-F. As a result, our annual report on Form 20-F for the fiscal year ended December 31, 2013, as amended by this Amendment, continues to speak as of the initial filing date of the Form 20-F.

ITEM 19.                      EXHIBITS:

No.	Description

1.1	Memorandum of Association of Perion, as amended and restated (translated from Hebrew). (previously filed)

1.2	Articles of Association of Perion, as amended and restated. (previously filed)

4.1	Commitment Letter and Financial Covenants Letter among the Company and Bank Leumi Le-Israel, B.M., dated September 6, 2011 (1), and an amendment thereto dated May 10, 2012 (2).

4.2
Commitment Letter and Financial Covenants Letter among the Company and the First International Bank of Israel, B.M., dated September 6, 2011 (1), an amendment thereto dated April 15, 2012 (2), and an amendment thereto dated December 3, 2013 (each translated from Hebrew) (previously filed)

4.3
Share Purchase Agreement by and among Perion Network Ltd., SweetIM Ltd., SweetIM Technologies Ltd., the Shareholders of SweetIM Ltd. and Nadav Goshen as Shareholders’ Agent, dated as of November 7, 2012, and Amendment No. 1, dated as of November 30, 2012. (2)

4.4	Registration Rights Agreement among the Company and the investors listed therein, dated as of November 7, 2012. (2)

4.5	Share Purchase Agreement by and among Perion Network Ltd., Conduit Ltd. and ClientConnect Ltd., dated as of September 16, 2013. (3)

4.6	Form of Standstill Agreement between Perion Network Ltd. and certain shareholders thereof, dated as of September 16, 2013. (3)

4.7	Form of Registration Rights Undertaking of the Company dated January 2, 2014. (3)

4.8	Search Services Agreement by and between Conduit Ltd. and Microsoft Online, Inc., dated November 19, 2010, as amended on May 11, 2011.*

4.9	Perion 2003 Israeli Share Option Plan and U.S. Addendum. (2)

4.10	Perion Equity Incentive Plan. (3)

4.11	Compensation Policy for Directors and Officers, adopted November 18, 2013. (3)

4.12	Split Agreement between Conduit Ltd. and ClientConnect Ltd., dated as of September 16, 2013.

4.13	Transition Services Agreement between Conduit Ltd. and ClientConnect Ltd., dated as of December 31, 2013.

4.14	Administrative Services Agreement between Conduit Ltd. and ClientConnect Ltd., dated as of December 31, 2013.

8	List of subsidiaries. (previously filed)

12.1	Certification required by Rule 13a-14(a) or Rule 15d-14(a) executed by the Chief Executive Officer of the Company.

12.2	Certification required by Rule 13a-14(a) or Rule 15d-14(a) executed by the Chief Financial Officer of the Company.

13.1	Certification required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 ofTitle 18 of the United States Code.

13.2	Certification required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 ofTitle 18 of the United States Code.

15.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, Independent Auditors. (previously filed)

101
The following financial information from Perion Network Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2013, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets at December 31, 2012 and 2013; (ii) Consolidated Statements of Income for the years ended December 31, 2011, 2012 and 2013; (iii) Consolidated Statements of Comprehensive Income for the years ended December 31, 2011, 2012 and 2013; (iv) Statements of Changes in Shareholders’ Equity and Comprehensive Income for the years ended December 31, 2011, 2012 and 2013; (v) Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2012 and 2013; and (vi) Notes to Consolidated Financial Statements. (previously filed)

__________________________

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

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 on its behalf.

Perion Network Ltd.

By:	/s/ Josef Mandelbaum
Josef Mandelbaum
Chief Executive Officer

Date:  July 29, 2014

EXHIBIT INDEX

No.	Description

4.8	Search Services Agreement by and between Conduit Ltd. and Microsoft Online, Inc., dated November 19, 2010, as amended on May 11, 2011.*

4.12	Split Agreement between Conduit Ltd. and ClientConnect Ltd., dated as of September 16, 2013.

4.13	Transition Services Agreement between Conduit Ltd. and ClientConnect Ltd., dated as of December 31, 2013.

4.14	Administrative Services Agreement between Conduit Ltd. and ClientConnect Ltd., dated as of December 31, 2013.

12.1	Certification required by Rule 13a-14(a) or Rule 15d-14(a) executed by the Chief Executive Officer of the Company.

12.2	Certification required by Rule 13a-14(a) or Rule 15d-14(a) executed by the Chief Financial Officer of the Company.

13.1	Certification required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 ofTitle 18 of the United States Code.

13.2	Certification required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 ofTitle 18 of the United States Code.
___________________________

*	Confidential treatment was requested with respect to certain portions of this exhibit pursuant to 17.C.F.R. §§ 230.406 and 200.83. Omitted portions were filed separately with the SEC.