Form 20-F
period 2014-12-31
Perion Network Ltd.
filed 2015-04-16
CIK 1338940

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

26 HaRokmim Street
Holon, Israel 5885849
(Address of principal executive offices)

Yacov Kaufman, CFO
Tel: +972-3-7696-109; Fax: +972-3-644-5502
26 HaRokmim Street
Holon, Israel 5885849
 (Name, Telephone, E-mail and /or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class Ordinary shares, par value ILS 0.01 per share	Name of Each Exchange on which Registered NASDAQ Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

 None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Annual Report.

As of December 31, 2014, the Registrant had outstanding 69,202,431 ordinary shares, par value ILS 0.01 per share.

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

Item 17 ☐     Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes ☐      No ☒

PRELIMINARY NOTES

Terms

As used herein, and unless the context suggest otherwise, the terms "Perion," "Company," "we," "us" or "ours" refer to Perion Network Ltd. and subsidiaries. References to "dollar" and "$" are to U.S. dollars, the lawful currency of the United States, and references to "ILS" are to New Israeli Shekels, the lawful currency of the State of Israel. This annual report contains translations of certain ILS amounts into U.S. dollars at specified rates solely for your convenience. These translations should not be construed as representations by us that the ILS amounts actually represent such U.S. dollar amounts or could, at this time, be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, we have translated ILS amounts into U.S. dollars at an exchange rate of ILS 3.889 to $1.00, the representative exchange rate reported by the Bank of Israel on December 31, 2014.

Trademarks

Perion™, IncrediMail™, PhotoJoy™, Smilebox™, SWEETPACKS™, SWEETIM™, and MakeMeReach™, are our registered trademarks. All other registered trademarks and trade names appearing in this annual report are owned by their respective holders.

Forward-Looking Statements

This annual report on Form 20-F contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our, or our industry’s, actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed, implied or inferred by these forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "would," "expects," "plans," "intends," "anticipates," "believes," "estimates," "predicts," "projects," "potential" or "continue" or the negative of such terms and other comparable terminology.

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

Factors that could cause actual results to differ from our expectations or projections include certain risks, including but not limited to the risks and uncertainties relating to our; business, intellectual property, industry and operations in Israel, as described in this annual report under Item 3.D. – "Key Information – Risk Factors."  Assumptions relating to the foregoing, involve judgment with respect to, among other things, future economic, competitive and market conditions, and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. In light of the significant uncertainties, inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives or plans will be achieved. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time and it is not possible for our management to predict all risks, nor can we assess the impact of all risks on our business or the extent to which any risk, or combination of risks, may cause actual results to differ from those contained in any forward-looking statements.

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

TABLE OF CONTENTS

     Page

PART I

Item 1.	Identity of Directors, Senior Management and Advisers	3
Item 2.	Offer Statistics and Expected Timetable	3
Item 3.	Key Information	3
Item 4.	Information on the Company	26
Item 4.A	Unresolved Staff Comments	35
Item 5.	Operating and Financial Review and Prospects	35
Item 6.	Directors, Senior Management and Employees	49
Item 7.	Major Shareholders and Related Party Transactions	60
Item 8.	Financial Information	63
Item 9.	The Offer and Listing	64
Item 10.	Additional Information	65
Item 11.	Quantitative and Qualitative Disclosures about Market Risk	81
Item 12.	Description of Securities Other than Equity Securities	82

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies	83
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	83
Item 15.	Controls and Procedures	83
Item 16A. Audit Committee Financial Expert	84
Item 16B.	Code of Ethics	84
Item 16C.	Principal Accountant Fees and Services	84
Item 16D. Exemptions from the Listing Standards for Audit Committees	85
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	85
Item 16F. Change in Registrant's Certifying Accountant	85
Item 16G. Corporate Governance	85
Item 16H	Mine Safety Disclosure	86

PART III

Item 17.	Financial Statements	87
Item 18.	Financial Statements	87
Item 19.	Exhibits	88

PART I

ITEM 1.                 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.                 OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                 KEY INFORMATION

A.           SELECTED FINANCIAL DATA

On January 2, 2014, we purchased all of the outstanding shares of ClientConnect Ltd. ("ClientConnect"), which received the ClientConnect business of Conduit Ltd. ("Conduit") on December 31, 2013, in a stock-for-stock transaction (the "ClientConnect Acquisition"). Immediately following the closing, approximately 81% of our shares were owned by the former ClientConnect shareholders and option holders, and 19% by our pre-closing shareholders and option holders, on a fully diluted basis (as determined pursuant to the purchase agreement). Accordingly, commencing in 2014, the ClientConnect Acquisition is reflected in our financial statements as a reverse acquisition of all of our outstanding shares and options by ClientConnect in accordance with Accounting Standards Codification Topic 805, "Business Combinations" ("ASC 805"), using the acquisition method of accounting whereby ClientConnect is the deemed accounting acquirer and Perion is the deemed accounting acquiree. In accordance with the ASC 805 presentation requirements, our financial statements include ClientConnect’s comparative numbers, but not Perion's comparative numbers, for the years preceding 2014.

We derived the selected operations data below for the years ended December 31, 2012, 2013 and 2014 and the selected balance sheet data as of December 31, 2013 and 2014 from our audited consolidated financial statements and the related notes to the financial statements, which were filed with the SEC on Form 6-K on April 6, 2015 and incorporated by reference herein (the "Financial Statements"). We derived the selected operations data below for the year ended December 31, 2011 and the selected balance sheet data as of December 31, 2011 and 2012 from our audited consolidated financial statements not incorporated by reference in this report. As permitted by the rules of the Securities and Exchange Commission ("SEC"), we have omitted data as of, and for the year ended, December 31, 2010, because preparing carve-out financial statements of the ClientConnect business for 2010 would require unreasonable effort and expense in light of the complexity involved in such preparation and their relative lack of importance in comparison to those of more recent years. Our consolidated financial statements are prepared and presented in U.S. dollars and in accordance with U.S. Generally Accepted Accounting Principles ("U.S. GAAP"). The following tables present selected financial data and should be read in conjunction with "Item 5 – Operating and Financial Review and Prospects" and our Financial Statements.

Statement of Operations Data:
(in thousands, except shares and per share data)	Year ended December 31
	2011	2012	2013	2014
Revenues:
Search	$469,293	$517,060	$277,275	$330,757
Advertising and other	12,431	19,948	48,233	57,974
Total Revenues	481,724	537,008	325,508	388,731

Costs and Expenses:
Cost of revenues	4,167	5,513	6,104	27,817
Customer acquisition costs	113,358	119,555	185,355	174,575
Research and development	18,346	16,858	22,394	44,129
Selling and marketing	17,917	7,920	10,298	25,388
General and administrative	4,126	4,705	19,115	37,605
Impairment and restructuring charges	-	-	-	23,922
Total Costs and Expenses	157,914	154,551	243,266	333,436

Income from Operations	323,810	382,457	82,242	55,295
Financial income (expense), net	(591)	7,696	2,782	(2,888)

Income before Taxes on Income	323,219	390,153	85,024	52,407
Taxes on income	22,564	75,435	22,616	9,581

Net Income from Continuing Operations	300,655	314,718	62,408	42,826
Net loss from discontinued operations	(14,248)	(23,798)	(33,795)	-

Net Income	$286,407	$290,920	$28,613	$42,826

Net Earnings (Loss) per Share - Basic:
Continuing operations	$6.12	$6.02	$1.16	$0.63
Discontinued operations	$(0.29)	$(0.45)	$(0.63)	$-
Net income	$5.83	$5.57	$0.53	$0.63

Net Earnings (Loss) per Share – Diluted:
Continuing operations	$5.86	$5.91	$1.14	$0.58
Discontinued operations	$(0.28)	$(0.45)	$(0.62)	$-
Net income	$5.58	$5.46	$0.52	$0.58

Weighted average number of shares – Basic:
Continuing operations	49,118,535	52,320,133	53,910,741	68,213,209
Discontinued operations	49,118,535	52,320,133	53,910,741	-

Weighted average number of shares – Diluted:
Continuing operations	51,309,654	53,264,743	54,837,307	70,327,411
Discontinued operations	51,309,654	53,264,743	54,837,307	-

Balance Sheet Data (in thousands):	As of December 31,
	2011	2012	2013	2014

Cash and cash equivalents	$41,239	$78,395	$949	$101,183
Working capital	$249,718	$208,793	$(19,682)	$93,531
Total assets	$334,734	$308,920	$31,058	$356,139
Total liabilities	$48,890	$64,899	$21,031	$110,142
Shareholders' equity	$285,844	$244,021	$10,027	$245,997

B.            CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.            REASONS FOR OFFER AND USE OF PROCEEDS

Not applicable.

D.            RISK FACTORS

We are subject to various risks and uncertainties relating to or arising out of the nature of our business and general business, economic, financial, legal and other factors or conditions that may affect us. We believe that the occurrence of any one or some combination of the following factors could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Risks Related to Our Business

Our business depends heavily upon revenues generated from arrangements with search providers, particularly Microsoft, and any adverse change in those relationships could adversely affect our business or its financial condition and results of operations.

We are highly dependent on our search services agreement with Microsoft Online Inc. ("Microsoft"), which covers all of our search business with Microsoft and has a term from January 1, 2015 until December 31, 2017. In 2014, our search services agreement with Microsoft accounted for 74% of our revenues.

If our agreement with Microsoft, is terminated, substantially amended, or not renewed on favorable terms, we could experience a material decrease in our search-generated revenues or the profits it generates and we could be forced to seek alternative search providers. There are very few companies in the market that provide Internet search and advertising services similar to those provided by Microsoft, Google and Yahoo. These three companies are the dominant players in this market, particularly on a global scale, and competitors do not offer as much coverage through sponsored links or searches. Although, we do have agreements with both Google and Yahoo, we do not have a significant amount of revenue generated from either of such parties. If we fail to quickly locate, negotiate and finalize alternative arrangements, or if the alternatives do not provide for terms that are as favorable as those currently provided and utilized, or if the alternative arrangements will not attract the same traffic as the traffic attracted by Microsoft, or if the termination by Microsoft affects our ability to contract with other providers, we would experience a material reduction in our revenues and, in turn, our business, financial condition and results of operations would be adversely affected.

We rely heavily on the ability to offer our search properties to users of consumer downloadable software products and, as a result of such action, to obtain and retain the search properties of the users. Should this method of distribution be blocked, constrained, limited, materially changed, based on a change of guidelines, technology, or otherwise (which has happened in the past), or made redundant by any of our search engine providers, particularly Microsoft, our ability to generate revenues from our users' search activity could be significantly reduced.

The search distribution agreements with Microsoft and other search partners requires that we comply with certain guidelines promulgated by them for the use of their brands and services, including the manner in which their paid listings are displayed within search results, and that we establish guidelines to govern certain activities of third parties to whom we syndicate the search services, including the manner in which those parties drive search traffic to their websites and display paid listings. Subject to certain limitations, any one of our search partners may unilaterally update its policies and guidelines, which could, in turn, require modifications to, or prohibit and/or render obsolete certain of our products, services and/or practices, which could be costly to address or otherwise have an adverse effect on our business, our financial condition and results of operations. Noncompliance with our search partners' guidelines, particularly Microsoft’s, by us or by third parties to which we syndicate paid listings or by the publishers through whom we secure distribution arrangements for our products could, if not cured, result in such companies' suspension of some or all of their services to us, or to the websites of our third party publishers, the imposition of additional restrictions on our ability to syndicate paid listings or distribute our products or the termination of the search distribution agreement by our search partners.

These guidelines, with respect to method of distribution, homepage resets, installing toolbars and default search resets to search engine services, when providing downloadable applications, were changed by both Microsoft and Google numerous times in the past, having negative revenue implications. Since then, both companies have continued instituting other changes to the policies governing their relationship with search partners.

Should the providers of the underlying platforms, particularly browsers, further block, constrain, limit, materially change their guidelines, technology, or the way they operate, our ability to generate revenues from our users' search activity could be significantly reduced.

As we provide our services through the Internet, we are reliant on our ability to work with the different Internet browsers. The Internet browser market is extremely concentrated with Google’s Chrome, Microsoft’s Internet Explorer and Mozilla’s Firefox accounting for over 85% of the desktop browser market in January 2015, and Google’s Chrome accounting for over 48% on its own, based on StatCounter reports. In December 2013, Google announced that it will restrict the ability to install multi-purpose extensions onto its Chrome Internet browser starting in June 2014. As most of our products and services offer such multi-purpose extensions, this policy shift adversely affected our business. Since then, Google continued to further change and update its policies and technology in general, and specifically those relating to Chrome. Each such change further limits and constrains our ability to offer or change search properties. The operating system market is very concentrated as well, with Microsoft Windows dominating almost 80% of the market as of January 2015, and Apple operating systems accounting for over 14% of that market, based on StatCounter reports. Recently, Microsoft announced changes to its browser modifier detection criteria, some of which may limit our ability to maintain our users' browser settings. If we are unable to effectively adapt to these changes, or if Microsoft, Google, Apple or other companies that provide Internet browsers, operating systems or other underlying platforms, effectively further restrict, discourage or otherwise hamper companies, like us, from offering or changing the search properties, this would continue to cause a material adverse effect on our revenue and our financial results.

Our software or provision of search services or advertising is increasingly blocked by software or utilities designed to protect users' computers, thereby causing our business to suffer.

Some of our products are increasingly viewed by some third parties, such as anti-virus software providers, as promoting or constituting "malware" or "spamming," or unjustly changing the user’s computer settings. As a result, our software, provision of search services or advertising is increasingly blocked by software or utilities designed to detect such practices. If this phenomenon continues to increase or if we are unable to detect and effectively deal with such categorization of our products, we may lose both existing and potential new users and our ability to generate revenues will be negatively impacted.

We are highly dependent on downloadable software developers utilizing our search revenue solution for monetizing their products.

Our business is highly dependent on search-based revenues generated by the acceptance and subsequent retention of search properties by the users of otherwise free downloadable software products. In 2014, these search-based revenues accounted for 85% of our revenues. While our strategy is to diversify our revenue streams and limit the dependence on search-based revenues, we expect this line of business to continue to generate a major portion of our revenues in the foreseeable future. Software developers are increasingly using other methods to monetize their products, contributing to the decline in our search-based revenues.  The continuation or intensification of this trend, adverse changes in the search industry, failure to retain existing users or attract new users, as well as generate traffic to our search properties, would adversely affect our business, financial condition and results of operations.

The generation of revenues from search activity is subject to fierce competition. If we cannot compete effectively in this market, our revenues are likely to decline.

We obtain a significant portion of our revenues through designating the Company as the default search provider during the download of our software products and those of our partners and the subsequent searches performed by the users thereof. We therefore are constantly looking for ways to convince potential users to accept our offering, designate the Company as its default search provider and accept the other search properties offered. To achieve these goals, we rely heavily on third-party publishers to distribute our search syndication services as a value-added component of their own software product offerings. In exchange, we pay incentive fees based on a number of factors, including our projection of the potential revenues derived from these engagements. There are many companies that generate revenue from searches, some of them with a more significant presence than ours and with greater capability to offer substantially more content. Other companies utilize aggressive marketing practices and takeover strategies of browser settings that we are unwilling to use as they detract from the user experience, are contrary to accepted laws, regulations and practices or are not permitted by our agreements with search engine providers. In addition, more conservative companies (such as Google, Microsoft and others) have become increasingly aggressive in their own search service offerings. Finally, we need to continually maintain the technological advantage of our platform, products and other services, such as our Search Protect software, which help us maintain user engagement with our search services and help us in acquiring new users.

The marketing of our search services significantly relies on our ability to advertise and distribute our products together with the distribution of free software from other companies. Should Microsoft, Google or other search partners institute additional material changes in our ability to partner with distribution partners, it would be more difficult to acquire new customers and would adversely affect our revenues.

We rely on advertising for acquiring new customers in conjunction with other companies distributing other free software products. These distribution partnerships are regulated by our search partners, including Microsoft and Google. While abiding by search providers’ policies and guidelines, we seek to optimize the installation process in order to increase users’ selection of search services. In particular, we have adopted an "opt out" approach to the installation process in the United States and Canada, pursuant to which, when users install a toolbar or other products containing a search engine, the option to have the search engine serve as their primary search provider is presented as the default option. Users are required to unselect each feature of the toolbar’s or other product’s search services if they do not wish to install the search functions of the product on their computers. This method of distribution has been very effective for us in the past and has significantly contributed to our growth. Should our search partners continue to implement changes to their guidelines, including the further restriction of the "opt out" feature, or restrict us from working with other distribution partners, our ability to market our products and search services would be limited, and our results of operations could be materially adversely affected.

In order to receive advertisement-generated revenues from our search partners, we depend, in part, on factors outside of our control.

The amount of revenue we receive from each of our search partners depends upon a number of factors outside of our control, including the amount these search providers charge for advertisements, the efficiency of the search provider’s system in attracting advertisers and syndicating paid listings in response to search queries and parameters established by it regarding the number and placement of paid listings displayed in response to search queries. In addition, each of the search partners makes judgments about the relative attractiveness (to the advertiser) of clicks on paid listings from searches performed on a toolbar or other search assets and these judgments factor into the amount of revenue we receive. Changes to search partners' paid listings network efficiency, its judgment about the relative attractiveness of clicks on paid listings from a platform-generated toolbar or the parameters applicable to the display of paid listings could have an adverse effect on our business, financial condition and our results of operations. Such changes could come about for a number of reasons, including general market conditions, competition or policy and operating decisions made by Microsoft or Google or other of our search partners.

Our search revenue business is highly reliant upon a small number of publishers, who account for the substantial majority of pay-outs to publishers and, in parallel generate most of our revenues. If we were to lose all or a significant portion of those publishers as customers, our revenues and results of operations would be materially adversely affected.

In 2014, the top 10 publishers distributing our search properties accounted for approximately 47% of our revenues in 2014. There can be no assurance that these existing publishers will continue to distribute our search properties or continue utilizing the revenue generating monetization services at the levels they did in the past or at all. The loss of all or a substantial portion of our relationships with these publishers, or a substantial reduction in their level of activity, could cause a material decline in our revenues and profitability.

Under the pay-per-install ("PPI") model for payments to publishers, there is a timing delay between when expenses and related revenues are recorded, and if projected revenues are not estimated correctly or, subsequent to payment, the revenue model changes, this could have a material adverse effect on our operating results.

Although we have reduced our utilization of the PPI model with our publisher partners, this model is still used substantially in order to promote the distribution of our search properties. Pursuant to the PPI model, publishers are paid up-front each time they distribute our search properties to an end user who installs our product or service or those of our publishers. This particular payment model typically has an adverse impact on our results of operations in the short-term, as the traffic acquisition costs related to a given user are recorded as an expense when incurred, at the time a user accepts our monetization services, whereas the related revenues from that user are generated only when, and as long as (if at all), the user performs searches, for which we receive payments from our search providers. To the extent we incorrectly estimate the expected revenue from the search activity of the end user over time, for any reason including changes in the market, our operating results will be materially adversely affected.

Currently more individuals are using mobile devices to access the Internet, while most of our revenue generation and services are currently not usable on mobile platforms. Also, web-based software and similar solutions are impacting the attractiveness of downloadable software products.

We focus primarily on the market related to personal computers ("PCs"), which has accounted for substantially all the revenues in our business. As Internet usage continues to shift from PCs to mobile devices, we can expect downward pressure on revenues in general and in our search business in particular. Recently, the number of individuals who access the Internet through devices other than PCs, such as mobile phones, tablets, etc., has increased dramatically. While we have begun developing other models and solutions for mobile platforms and we have acquired Grow Mobile, Inc. ("Grow Mobile"), and Make Me Reach SAS ("Make Me Reach"), our services, for the most part, are not yet compatible with these alternative platforms and devices and substantially all our revenue to date has come from PCs. If this trend towards using the Internet on non-PC devices accelerates, our services will become less relevant and may fail to attract advertisers and web traffic. In addition, even if consumers do use our services, our revenue growth will still be adversely affected if we do not successfully implement revenue-generating models for our mobile applications.

Our revenues, for the most part, are generated by virtue of the end user downloading software to the desktop. Web (or "cloud") based software and similar solutions do not require the user to download software, and thus provides a very mobile and accessible alternative for PCs, as compared to downloadable software. While there are advantages and disadvantages to each method and system and the markets for each of them remain large, the market for web-based systems is growing at the expense of downloadable software. Should this trend accelerate faster than our partners’ ability to provide differentiating advantages in their downloadable solutions, this could result in fewer downloads of their products and lower search revenues generated through the download of these products. See "Item 4.B Business Overview — Competition" for additional discussion of our competitive market.

Our reputation has been and may continue to be adversely impacted by the negative reputation of toolbar and search assets take over businesses generally and other factors.

Our reputation has been and may continue to be negatively impacted by a number of factors, including the negative reputation associated with toolbars, product and service quality concerns, complaints by publishers or end users or actions brought by them or by governmental or regulatory authorities and related media coverage and data protection and security breaches. Moreover, the inability to develop and introduce monetization products and services that resonate with consumers and/or the inability to adapt quickly enough (and/or in a cost effective manner) to evolving changes to the Internet and related technologies, applications and devices, could adversely impact our reputation, and, in turn, our business, financial condition and our results of operations.

We rely significantly on our and our partners’ ability to advertise through the Google AdWords network for marketing and acquiring new users of our products. Should Google continue to make substantial changes to this network or its policies or if it becomes substantially more expensive, it would be more difficult and expensive to acquire new customers and would negatively affect our revenues.

Over the last few years our reliance and that of our partners on advertising for acquiring new customers has grown dramatically and is an integral part of our plans to continue to achieve growth. One of the main venues for advertising downloadable software products is Google’s AdWords network. Google sets the standards and the pricing for using this network. Although there are alternative networks and platforms for advertising, none are currently as popular as Google's. Over the last couple of years, Google has made changes in its rules for using this network and the way distributers of downloadable software products interact with it, having a negative effect on our revenues and the partners with which we work.  Should Google continue to institute substantial changes, if the cost of advertising  software products increases more than it already has, our ability to market our products would be limited, having a negative effect on our results of operations.

Our financial performance may be materially adversely affected by information technology, insufficient cyber security and other business disruptions.

Our business is constantly challenged and may be impacted by disruptions, including information technology attacks or failures. Cybersecurity attacks, in particular, are evolving and include, but are not limited to, malicious software, attempts to gain unauthorized access to data, and other electronic security breaches that could lead to disruptions in systems, unauthorized release of confidential or otherwise protected information and corruption of data and overloading our servers and systems with communications and data. Unidentified groups have hacked numerous Internet websites and servers, including our own, for various reasons, political, commercial and other. Given the unpredictability of the timing, nature and scope of such disruptions, we could potentially be subject to substantial system downtimes, operational delays, other detrimental impacts on our operations or ability to provide products and services to our customers, the compromising of confidential or otherwise protected information, destruction or corruption of data, security breaches, other manipulation or improper use of our systems and networks, financial losses from remedial actions, loss of business or potential liability, and/or damage to our reputation, any of which could have a material adverse effect on our cash flows, competitive position, financial condition or results of operations. Although these attacks cause certain difficulties, they have not had a material effect on our business, financial condition or results of operations. However, there can be no assurance that such attacks can be prevented or that any such incidents will not have a material adverse effect on us in the future.

If we either fail to detect and stop misrepresentations of our site and products or are unsuccessful in preventing and combating the onset of malicious applications in our products, we could lose the confidence of the users of our products and services.

We are exposed to the risk of domains using our brand names in various ways, and attracting in this manner our potential or existing users. These domains often engage in fraudulent or spam activities and their use of our brand names can result in damage to our reputation and loss of our clients' confidence in our products. In addition, downloadable applications through which a search asset may be installed by an end-user are also subject to attack by viruses, worms and other malicious software programs, which could jeopardize the security of information stored in users' computers or in our systems and networks. Additionally, search websites to which end users may be directed may be adversely affected by such attacks, resulting in changes to users' computers and interference with the overall experience of our products and services, such as the hijacking of queries to these websites or the modification or replacement of search results generated. No assurances can be given that our efforts to combat these malicious applications will be successful and/or that our products and services will not have (or will not be perceived to have) vulnerabilities in this regard. If we are unable to effectively detect and terminate this misrepresentation of others or the way that we and our products are perceived, we may lose users and our ability to produce revenues will be harmed.

We have acquired and intend to continue to acquire other businesses. These acquisitions divert a substantial part of our resources and management attention and have in the past and could in the future, cause further dilution to our shareholders and adversely affect our financial results.

We acquired Smilebox in August 2011, SweetIM in November 2012, ClientConnect in January 2014, Grow Mobile in July 2014 and Make Me Reach in February 2015, and we intend to continue to acquire complementary products, technologies or businesses. Seeking and negotiating potential acquisitions to a certain extent diverts our management’s attention from other business concerns, and is expensive and time-consuming. New acquisitions could expose our business to unforeseen liabilities or risks associated with the business or assets acquired or with entering new markets. In addition, we might lose key employees while integrating new organizations and may not effectively integrate the acquired products, technologies or businesses, or achieve the anticipated revenues or cost benefits. Future acquisitions could result in customer dissatisfaction, performance problems with an acquired product, technology or company. Paying the purchase price for acquisitions in the form of cash, debt or equity securities could weaken our cash position, increase our leverage or dilute our existing shareholders, as the case may be. Furthermore, a substantial portion of the price paid for these acquisitions is typically for intangible assets. We may incur contingent liabilities, amortization expenses related to intangible assets or possible impairment charges related to goodwill or other intangible assets or other unanticipated events or circumstances relating to the acquisition, and we may not have, or may not be able to enforce, adequate remedies in order to protect our Company. If any of these or similar risks relating to acquiring products, technologies or businesses should occur in the future on a scale that is greater than the positive effects of the acquisition described above, our business could be materially harmed.

If we fail to comply with the terms and covenants of our convertible bonds our financial position may be adversely affected.

As of December 31, 2014, we had convertible bonds outstanding having an aggregate principal amount of approximately ILS 143.5 million (then equivalent to $36.9 million). In the event that we fail to comply with the terms and/or covenants of our convertible respective debt instruments and cannot obtain a waiver of noncompliance, we may be required to immediately repay all of our outstanding indebtedness and the bond trustee may be entitled to exercise the remedies available under the debt instruments and applicable law.

There is no assurance that we will be able to generate the cash necessary to fund the scheduled payments from operations or from additional equity or debt financing or other funding sources or that our operating results will enable us to meet our covenants and financial ratios as of the end of each fiscal quarter.  Our inability to comply with the repayment schedules, covenants or financial ratios under our debt instruments could result in a material adverse effect on us.

We are effectively limited in our ability to issue ordinary shares or effect significant corporate transactions with respect to ClientConnect until the end of 2015.

As a result of the Israeli tax ruling obtained by Conduit in connection with the Conduit Split and the ClientConnect Acquisition, from January 2014, the date of acquisition, and through December 31, 2015, Conduit and its shareholders would be subject to adverse tax consequences, for which we have undertaken to indemnify them, if we were to:

•	issue ordinary shares in a private placement to any single person (or a group of affiliated persons) in excess of 25% of our outstanding ordinary shares, computed prior to the issuance; or

•	dilute the holdings of the persons who held 5% or more of our outstanding ordinary shares immediately following the closing of the ClientConnect Acquisition by more than 49% in the aggregate.

These provisions could effectively limit our ability to raise funds in equity financings or issue shares in consideration for the acquisition of other substantial companies or business, subsequently impairing our ability to grow our company by way of acquisitions.

In addition, during the same period, we are effectively subject to the following restrictions with respect to ClientConnect:

•	we may not sell a majority of ClientConnect's assets or more than 10% of its outstanding shares; and

•
ClientConnect may not issue shares in a private placement to any single person (or a group of affiliated persons) in excess of 25% of its outstanding shares, computed prior to the issuance, or otherwise dilute our holdings by more than 49%.

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

Historically, public companies that experience periods of volatility in the market price of their securities and/or engage in substantial transactions, are sometimes met with class action litigation. Companies in the Internet and software industry, such as ours, are particularly vulnerable to this kind of litigation as a result of the volatility of their stock prices and their regular involvement in transactional activities. Most recently, we were named as a defendant in this type of litigation in connection with our acquisition of ClientConnect, and although this lawsuit was dismissed, in the future litigation of this sort could result in considerable costs and a diversion of management’s attention and resources. For more information, see Item 8.A below under "Legal Proceedings."

If we are deemed to be non-compliant with applicable data protection laws, or are even thought to be so, our operating results could be materially affected.

We collect and maintain certain information about our customers in our database. Such collection and maintenance of customer information is subject to data protection laws and regulations. A failure to comply with applicable regulations could result in class actions, governmental investigations and orders, and criminal and civil liabilities, which could materially affect our operating results. Moreover, concerns about our collection, use, sharing or handling of personal information or other privacy related matters, even if unfounded, could harm our reputation and operating results.

Although we strive to comply with the applicable laws and regulations and use our best efforts to comply with the evolving global standards regarding privacy and inform our customers of our business practices prior to any installations of our product and use of our services, it is possible that these laws may be interpreted and applied in a manner that is inconsistent with our data collection and preservation practices or that it may be argued that our practices do not comply with other countries' privacy and data protection laws and regulations. In addition to the possibility of fines, such a situation could result in the issuance of an order requiring that we change our data collection or retention practices, which in turn could have a material adverse effect on our business. See "Item 4.B Business Overview — Government Regulation" for additional discussion of applicable regulations.

We depend on a third party Internet and telecommunication providers to operate our websites and web-based services. Temporary failure of these services, including catastrophic or technological interruptions, would materially reduce our revenues and damage our reputation, and securing alternate sources for these services could significantly increase our expenses and be difficult to obtain.

Each of our third party Internet and telecommunication providers may not continue to provide services to us without disruptions at the current cost or at all. Moreover, as traffic to our websites and applications increases and the number of new (and presumably more complex) products and services that we introduce continues to rise, we will need to upgrade our systems, infrastructures and technologies generally to facilitate this growth. Although there is certain overlap between the companies that provide such services, such a disruption in services by any one of them, even if temporary, would reduce our revenues from product sales and possibly even from search, depending on the extent of disruption. We also rent the services of approximately 260 servers located around the world, mainly through Amazon Web Services. While we believe that there are many alternative providers of hosting and other communication services available to us, the costs associated with any transition to a new service provider could be substantial and require us to reengineer our computer systems and telecommunications infrastructure to accommodate a new service provider. Such processes could be both expensive and time consuming and could result in lost business both during the transition period and after.

Our servers and communications systems could be damaged or interrupted by fire, flood, power loss, telecommunications failure, earthquakes, acts of war or terrorism, acts of God, computer viruses, physical or electronic break-ins and similar events or disruptions. Although we maintain back-up systems for our servers, any of these events could cause deterioration in performance or interruption in these systems, delays, and loss of critical data and registered users and revenues.

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

Our software may contain undetected errors, failures or defects, especially when the products are first introduced or when new versions are released. Our customers’ computer environments are often characterized by a wide variety of standard and non-standard configurations that make pre-release testing for programming or compatibility errors very difficult and time-consuming. As a result, there could be errors or failures in our products. In addition, despite testing by us and beta testing by some of our registered users, errors, failures or bugs may not be found in new products or releases until after commencement of commercial sales. In the past, we have discovered software errors, failures and defects in certain of our product offerings after their full introduction and have experienced delayed or lost revenues during the period required to correct these errors.

Errors, failures or defects in products released by us could result in negative publicity, product returns, loss of or delay in market acceptance of our products, loss of competitive position or claims by customers. Alleviating any of these problems could require significant expense and resources and could cause interruptions.

Due to our evolving business model and rapid changes in the Internet and the nature of services, particularly mobile advertising platforms, we may not be able to accurately predict our future performance or increase revenue or profitability.

As a result of the volatile and declining nature of our search revenues, we have decided to develop and focus future growth efforts on mobile advertising platforms. We have no history of ongoing operations from which to predict our future performance, and making such predictions is very complex and challenging, particularly with regard to aggressively increasing the distribution and profitability of these platforms as well as maintaining our existing business. The future viability of our business will greatly depend on our ability to offer a robust, stable and efficient platform for our partners in the mobile advertising market, as well as adapting and creating new platforms in this market. If we are unsuccessful in doing so in a timely fashion, we may not be able to achieve revenue growth or increase our profitability.

We have recently experienced a decline in business, and market perception of our business has not been favorable. As a result, we may have difficulty achieving growth and entering new markets.

Over the past recent quarters, we have experienced a decline in revenues and an increasingly negative market bias regarding our main source of revenues, search-generated revenues. The combination of these factors presents challenges in:

•	recruiting and retaining highly qualified personnel for our current business and the new business we are developing;

•	attracting and acquiring businesses to support and expand our business; and

•	raising funds or utilizing our equity to facilitate acquisitions.

If we cannot maintain the commitment of our employees, recruit new employees and make the acquisitions required to enhance our organic activity, we may not return to revenue growth and our financial results will suffer.

A decline in market acceptance for Microsoft technologies on which our products rely could have a material adverse affect on us.

Most of our products and those of our partners currently run or are based on Microsoft Windows operating systems. Recently Android and Apple have gained popularity and market share, particularly in the mobile market.  A decline in market acceptance of Microsoft technologies or the increased acceptance of other operating systems without products that work on these competing operating systems in a timely fashion could have a material adverse effect on our ability to market our products. Consumers are adopting these alternative technologies in increasing numbers and are migrating to other computing technologies that we do not currently support. In addition, our products and technologies must continue to be compatible with new developments in Microsoft technologies. Microsoft could introduce new features that would make it more difficult to install our search services. We cannot assure you that we can maintain such compatibility or that we will not incur significant expenses in connection therewith.

The introduction of new browsers and other popular software products may materially adversely affect user engagement with our search services.

Users typically install new software and update their existing software as new or updated software is introduced online by third-party developers. In addition, when a user purchases a new computing device or installs a new Internet browser, it generally uses the Internet search services that are typically pre-installed on the new device or Internet browser. Our products are distributed online and are usually not pre-installed on computing devices. Further, as many software vendors that distribute their solutions online also offer search services alongside their primary software product, users often replace our search services with those provided by these vendors in the course of installing new software or updating existing software. After users have installed search solutions offered by us, any event that results in a significant number of our users changing or upgrading their Internet browsers could result in the failure to generate the revenues that we anticipate from our users and result in a decline in our user base. Finally, although we constantly monitor the compatibility of our Internet search services and related solutions with such new versions and upgrades, we may not be able to make the required adjustments to ensure constant availability and compatibility of such solutions.

Exchange rate fluctuations may harm our earnings and asset base if we are not able to hedge our currency exchange risks effectively.

A significant portion of our costs, primarily personnel expenses, are incurred in ILS. Inflation in Israel may have the effect of increasing the U.S. dollar cost of our operations in Israel. Further, whenever the U.S. dollar declines in value in relation to the ILS, it will become more expensive for us to fund our operations in Israel. A revaluation of one percent of the ILS as compared to the U.S. dollar could impact our income before taxes by approximately $0.6 million. The exchange rate of the U.S. dollar to the ILS has been very volatile in the past three fiscal years, decreasing by approximately 2% in 2012 and by approximately 7% in 2013, and increasing by approximately 12% in 2014. As of December 31, 2014, we had a foreign currency net liability of approximately $40.7 million (which number includes approximately $36.9 million in long-term ILS denominated convertible bonds that we issued in Israel in September 2014), and our total foreign exchange loss was approximately $2.7 million for the year ended December 31, 2014. To assist us in assessing whether or not, and how to, hedge risks associated with fluctuations in currency exchange rates, we have contracted a consulting firm proficient in this area, and are generally implementing their proposals. However, due to market conditions, volatility and other factors, we do not always implement our consultant’s proposals in full and our consultant’s proposals do not always prove to be effective and may even prove harmful. We may incur losses from unfavorable fluctuations in foreign currency exchange rates. See "Item 11 Quantitative and Qualitative Disclosure of Market Risks" for further discussion of the effects of exchange rate fluctuations on earnings.

A loss of the services of our senior management and other key personnel could adversely affect execution of our business strategy.

We depend on the continued services of our senior management, particularly Josef Mandelbaum, our Chief Executive Officer. Our current strategy is, to a great extent, a function of his capabilities and experience together with the experience and knowledge of our other senior management. The loss of the services of these personnel could create a gap in management and could result in the loss of expertise necessary for us to execute our business strategy and thereby adversely affect our business. We do not currently have "key person" life insurance with respect to any of our senior management.

Further, our ability to execute our business strategy also depends on our ability to continue to attract, retain and motivate qualified and skilled technical and creative personnel and skilled management, marketing and sales personnel. Competition for well-qualified employees in our industry is intense and our continued ability to compete effectively depends, in part, upon our ability to retain existing key employees and to attract new skilled employees as well. If we cannot attract and retain additional key employees or lose one or more of our current key employees, our ability to develop or market our products and attract or acquire new users could be adversely affected. Although we have established programs to attract new employees and provide incentives to retain existing employees, particularly senior management, we cannot be assured that we will be able to retain the services of senior management or other key employees as we continue to integrate the ClientConnect business into our business or that we will be able to attract new employees in the future who are capable of making significant contributions. See "Item 6 Directors, Senior Management and Employees."

Under current Israeli law, we may not be able to enforce non-competition covenants and, therefore, may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

We have entered into non-competition agreements with most of our employees. These agreements prohibit our employees, if they cease working for us, from competing directly with us or working for our competitors for a limited period. Under current Israeli law, we may be unable to enforce these agreements, in whole or in part, and it may be difficult for us to restrict our competitors from gaining the expertise that our former employees gained while working for us. For example, Israeli courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer which have been recognized by the courts, such as the secrecy of a company’s confidential commercial information or its intellectual property. If we cannot demonstrate that harm would be caused to us, we may be unable to prevent our competitors from benefiting from the expertise of our former employees.

Our international operations involve special risks that could increase our expenses, adversely affect our operating results and require increased time and attention of our management.

Most of our operations are performed from outside the United States. In addition, we derive and expect to continue to derive a substantial portion of our revenues from users outside the United States. Our international operations and sales are subject to a number of inherent risks, including risks with respect to:

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

The mobile advertising market is relatively new and may develop or evolve not as currently expected, which could harm our mobile marketing business.

The market for mobile advertising management solutions such as ours is relatively new and the solutions offered or being developed may not achieve or sustain high levels of demand and market acceptance. Advertisers of mobile applications have historically spent a smaller portion of their advertising budgets on mobile media as compared to traditional advertising methods, such as television, newspapers, radio and billboards, or online advertising over the Internet, such as through banner ads on websites. Many advertisers of mobile applications still have limited experience with mobile advertising and their utilization of this newer platform may evolve in a different fashion than currently expected. In addition, our current and potential advertisers may ultimately find mobile advertising to be less effective than traditional advertising media or marketing methods or other technologies for promoting their products and services, and may even reduce spending on mobile advertising from current levels as a result. If the market for mobile advertising deteriorates, or develops in a different fashion than currently expected, we may not be able to increase our revenue from our mobile marketing business.

The growth of our mobile marketing business will be impaired if mobile devices, their operating systems or content distribution channels develop in ways that prevent our mobile marketing business's advertising campaigns from being delivered to their users.

Our mobile marketing business future business is dependent on the need of mobile application advertisers for assistance in managing their advertising campaigns, including assistance in connecting such advertisers of mobile applications with advertising networks. If advertising networks significantly open their platforms and make more data available to their advertisers, the importance of our ability to manage an ad campaign and provide analytics would be diminished, potentially harming its revenues.

Our business depends on its ability to collect and use data to distribute ads, and any limitation on the collection and use of this data could significantly diminish the value of our solutions and cause us to lose clients and revenue.

When we deliver an ad to a mobile device, we are often able to collect anonymous information about the placement of the ad and the interaction of the mobile device user with the ad, such as whether the user clicked on the ad or watched a video. We may also be able to collect information about the user's mobile location. As we collect and aggregate this data provided by billions of ad impressions, we analyze it in order to optimize the placement and scheduling of ads across the advertising inventory provided to us by the advertising networks. For example, we may use the collected information to limit the number of times a specific ad is presented to the same mobile device, to provide an ad to only certain types of mobile devices, or to provide a report to an advertiser on the number of its ads that were clicked or watched.

Although the data we collect is not personally identifiable information, our clients might decide not to allow us to collect some or all of this data or might limit our use of this data. For example, advertisers of mobile applications may not agree to provide us with the data generated by interactions with the content on their apps, or device users may not consent to having information about their device usage provided to the advertiser or through the to us through the advertiser. Additionally, our ability to either collect or use location-based data could be restricted by a number of factors, including new laws or regulations, technology, operating system restrictions or consumer choice. Any limitation on our ability to collect data about user behavior and interaction with mobile device content could make it more difficult for us to deliver effective mobile advertising that meet the demands of our advertisers of mobile applications.

Although our contracts with our advertisers of mobile applications generally permit us to aggregate data from advertising campaigns, these advertisers of mobile applications might nonetheless request that we discontinue using data obtained from their campaigns that have already been aggregated with other advertisers' campaign data. It would be difficult, if not impossible, to comply with these requests, and responding to these kinds of requests could also cause us to spend significant amounts of resources. Interruptions, failures or defects in our data collection, mining, analysis and storage systems, as well as privacy concerns and regulatory restrictions regarding the collection of data, could also limit our ability to aggregate and analyze mobile device user data from our advertisers' advertising campaigns. If that happens, we may not be able to optimize ad placement for the benefit of our advertisers, which could render our solutions less valuable, and, potentially result in loss of clients and a decline in revenues.

Our business may not be able to compete successfully against competitors because competition in the mobile advertising industry is intense, and competitors may offer solutions that are perceived by customers to be more attractive than those offered by us.

Competition for mobile advertising budgets is intense, as is competition for broader advertising solutions such as data management platforms. Our mobile marketing business operates in a dynamic market that is subject to rapid development and introduction of product and service offerings, changing branding objectives and evolving customer demands, all of which affect the ability to remain competitive. We expect competition to increase as the barriers to enter this market are low and consolidation of ad networks and ad exchanges is increasing. The introduction of new revenue acquisition management solutions by our competitors, the market acceptance of solutions based on new or alternative technologies, or the emergence of new industry standards could render our self-serve platform obsolete. Our self-serve platform is a centralized programmatic media buying across multiple traffic sources brining order to our customer's mobile marketing efforts. Advertisers struggle with inefficient and disorganized practices of media buying, campaign measurement and optimization. Our self-Serve platform was created to resolve these mobile advertising challenges. In addition, the growth of in-house marketing and user acquisition teams within companies otherwise dependent on our services would minimize the need for our fully managed services, which provides the same features and benefits as of our self-serve platform, but with the added support of our experienced account managers.

Competitors for our self-service solutions include other companies that offer similar self-service and data management platforms that allow advertisers to purchase inventory directly from advertising exchanges or other third parties and manage and analyze their own consumer data and third party data.  As our self-serve platform evolves and we introduce new technologies and functionality, we may face competition from new sources or technology that allow developers to generate revenue from their apps without our assistance. Changes in standards in the advertising world could also cause us to incur additional development costs and any failure to quickly adapt to such changes could adversely affect the profitability of our mobile marketing business.

We may not be able to enhance our self-serve platform to keep pace with technological and market developments in our evolving industry.

To keep pace with technological developments, satisfy increasing developer requirements, maintain the attractiveness and competitiveness of our mobile advertising solutions and ensure compatibility with evolving industry standards, we will need to regularly enhance our self-serve platform and develop and introduce new services on a timely basis. We also must update our software to reflect changes in advertising networks' application programming interfaces ("APIs"), technological integration and terms of use. The success of any enhancement or new solution depends on several factors, including timely completion, adequate quality testing, appropriate introduction and market acceptance. Our inability, for technological, business or other reasons, to timely enhance, develop, introduce and deliver compelling mobile advertising services in response to changing market conditions and technologies or evolving expectations of advertisers of mobile applications or mobile device users could hurt our ability to grow our mobile marketing business.

Our mobile marketing business depends on ad networks and exchanges for mobile advertising opportunities to deliver our developer clients' advertising campaigns, and any decline in the advertising opportunities these venues provide could hurt our business.

We depend on ad networks and exchanges to provide us with advertising space on which we deliver ads. The future growth of our mobile marketing business will depend, in part, on our ability to enter into successful relationships with ad networks and exchanges. Identifying these venues and negotiating and documenting relationships with them requires significant time and resources. If we are unsuccessful in establishing or maintaining our relationships with these networks and exchanges on commercially reasonable terms, or if these relationships are not profitable for us, our ability to compete in the marketplace or to grow our revenues from our mobile marketing business could be impaired.

These relationships may not result in additional clients or enable us to generate significant revenues from our mobile marketing business. The contracts governing these relationships are typically nonexclusive and do not prohibit the relevant network or exchange from working with our competitors or from offering competing services. The tools that we provide to advertisers of mobile applications allow them to make decisions as to how to allocate advertising inventory among advertising networks. Ad networks and exchanges may change the price at which they offer advertising opportunities to us.  In addition, ad networks and exchanges may place significant restrictions on the advertising presented on their offerings. These restrictions may prohibit ads from specific advertisers or specific industries, or they could restrict the use of specified creative content or format. If ad networks and exchanges decide not to make advertising available to us for any of these reasons, decide to increase the price of their advertising space, or place significant restrictions on such, the revenue from our mobile marketing business could decline or our cost of acquiring inventory could increase. In addition, a third party acting as a mediator on behalf of advertisers of mobile applications, or any competing mediation tools embedded within a developer's apps, could result in pressure on us to increase the prices we pay for advertising opportunities for that inventory or otherwise block our access to such, without which we would be unable to deliver ads on behalf of our advertisers of mobile applications.

Our mobile marketing business incurs upfront costs associated with onboarding advertisers to its platform and may not recoup our investment if it does not maintain the advertiser relationship over time. We do not have long-term agreements with advertisers of mobile applications, and may be unable to retain key advertisers, attract new advertisers or replace departing advertisers with advertisers that can provide comparable revenue to us.

Our operating results may be negatively affected if we are unable to recoup our upfront costs for adding new advertisers of mobile applications to our platform. Upfront costs when adding new advertisers of mobile applications generally include expenses associated with entering such advertisers' data into our systems and other implementation-related costs. Because our advertisers are billed over the term of the insertion order, if new advertisers sign insertion orders with short initial terms and do not renew them, or otherwise do not continue to use our services to a level that generates revenues in excess of our upfront expenses, our  operating results could be negatively impacted. In cases in which the implementation process is particularly complex, the revenues resulting from such advertiser of mobile applications may not cover the upfront investment, so if a significant number of these advertisers do not renew their insertion orders, it could negatively affect our operating results.

Our mobile marketing business's success requires it to maintain and expand current advertisers of mobile applications relationships and to develop new relationships. Our agreements with advertisers of mobile applications do not generally include long-term obligations requiring them to purchase our services and are cancelable upon short and without penalty. As a result, we may have limited visibility as to our future advertising revenue streams. We cannot assure that our advertisers of mobile applications will continue to use our services or that we will be able to replace, in a timely or effective manner, departing advertisers with new advertisers that generate comparable revenue. Revenue derived from advertisers who based their campaigns on performance are subject to fluctuation and competitive pressures. Such advertisers, which seek to drive app downloads, "clicks," or other specific actions by viewers, are less consistent with respect to their spending volume on our platform, and may decide to substantially increase or decrease their use of our services based on seasonality or popularity of a particular app. Advertisers of mobile applications may shift their business to a competitor because of new or more compelling offerings, strategic relationships, technological developments, pricing and other financial considerations, or a variety of other reasons. Any nonrenewal, renegotiation, cancellation or deferral of large advertisers of mobile applications, or a number of insertion orders that in the aggregate account for a significant amount of revenue, could cause an immediate and significant decline in revenue and harm our business.

Loss or reduction of business from our large advertisers of mobile applications could have a significant impact on our mobile marketing business's revenues, results of operations and overall financial condition. If our mobile marketing business does not achieve satisfactory and reliable results under performance-based pricing models, it could lose advertisers of mobile applications and its revenue could decline.

From time to time, a limited number of advertisers of mobile applications have accounted for, and may continue to account for, a significant share of our mobile marketing business's revenue. Such concentration increases the risk of quarterly fluctuations in revenues and operating results. Our advertisers of mobile applications may reduce or terminate their business with us at any time for any reason, including changes in their financial condition or other business circumstances. If a large advertiser representing a substantial portion of that business decided to materially reduce or discontinue its use of our platform, it could cause an immediate and significant decline in our mobile marketing division revenue and negatively affect our results of operations and financial condition. Additionally, the large concentration of advertisers of mobile applications increases the concentration of accounts receivable and our exposure to payment defaults by key customers. Our mobile marketing business generates significant accounts receivable for the services that we provide to our key advertisers, which could expose that business to substantial and potentially unrecoverable costs if we do not receive payment from them.

Sales efforts with advertisers of mobile applications require significant time and expense.

Contracting new advertisers of mobile applications requires substantial time and expense, and we may not be successful in establishing new relationships or in maintaining current relationships. It may be difficult to identify, engage and market to potential advertisers of mobile applications who do not currently spend on mobile advertising or are unfamiliar with our current services or self-serve platform. Furthermore, many of our advertisers of mobile applications purchasing and design decisions generally require input from multiple internal parties of these advertisers. As a result, we must identify those involved in the purchasing decision and devote a sufficient amount of time to presenting our services to each of those decision-making individuals.

The novelty of our services and business model often requires us to spend substantial time and effort educating potential advertisers of mobile applications about its offerings, including providing demonstrations and comparisons against other available services. This process can be costly and time-consuming. If we are not successful in streamlining the sales processes with such advertisers, our ability to grow our business may be adversely affected.

If we fail to detect click fraud or other invalid clicks on ads, we could lose the confidence of our advertisers of mobile applications, which would cause our business to suffer.

Our business relies on delivering positive results to our advertisers of mobile applications. We are exposed to the risk of fraudulent and other invalid clicks or conversions that advertisers may perceive as undesirable. Because of their smaller sizes as compared to personal computers, mobile device usage could result in a higher rate of accidental or otherwise inadvertent clicks by a user. Invalid clicks could also result from click fraud, where ads are being clicked, by automatic or other malicious means for reasons other than to access the underlying content of the ads. If fraudulent or other malicious activity is perpetrated by others, and we are unable to detect and prevent it, the affected advertisers may experience or perceive a reduced return on their investment. High levels of invalid click activity could lead to dissatisfaction with our advertising services, refusals to pay, refund demands or withdrawal of future business. Any of these occurrences could damage our brand and lead to a loss of our revenue.

Risks Related to Our Intellectual Property

Unlawful copying of our products or other third party violations of existing legal protections or reductions in the legal protection for intellectual property rights of software developers could adversely affect our distribution and revenue.

The software products that we license for use incorporate a technology that reduces the ability of third parties to copy the software without having paid for the right to use the software. Unlicensed copying and use of software and intellectual property rights by third parties could lead to a loss of potential users and revenues, which could be more significant in countries where laws are less protective of intellectual property rights. Continued educational and enforcement efforts by governmental authorities may not adequately address this problem, and further deterioration in compliance with existing legal protections or reductions in the legal protection for intellectual property rights of software developers could adversely affect our revenue.

Additionally, no assurances can be given that any of the patent applications that we have filed will result in a patent being issued, or that any existing or future patents will afford adequate protection against competitors and similar technologies.

We use certain "open source" software tools that may be subject to intellectual property infringement claims or that may subject our derivative works or products to unintended consequences, possibly impairing our product development plans, interfering with our ability to support our clients or requiring us to allow access to the source code of our products or necessitating that we pay licensing fees.

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

As a result of the use of open source software, we could be subject to suits by parties claiming ownership of what they believe to be their proprietary code or we may incur expenses in defending claims alleging non-compliance with certain open source code license terms. In addition, third party licensors do not provide intellectual property protection with respect to the open source components of their products, and we may be unable to be indemnified by such third party licensors in the event that we or our customers are held liable in respect of the open source software contained in such third party software. If we are not successful in defending against any such claims that may arise, we may be subject to injunctions and/or monetary damages or be required to remove the open source code from our products. Such events could disrupt our operations and the sales of our products, which would negatively impact our revenues and cash flow.

Moreover, under certain conditions, the use of open source code to create derivative code may obligate us to make the resulting derivative code available to others at no cost. The circumstances under which our use of open source code would compel us to offer derivative code at no cost are subject to varying interpretations. If we are required to publicly disclose the source code for such derivative products or to license our derivative products that use an open source license, our previously proprietary software products may be available to others without charge. If this happens, our customers and our competitors may have access to our products without cost to them which could harm our business. Certain open source licenses require as a condition to use, modification and/or distribution of such open source that proprietary software incorporated into, derived from or distributed with such open source be disclosed or distributed in source code form, be licensed for the purpose of making derivative works, or be redistributable at no charge. The foregoing may under certain conditions be interpreted to apply to our software, depending upon the use of the open source and the interpretation of the applicable open source licenses.

We monitor our use of open source code to avoid subjecting our products to conditions we do not intend. The use of open source code, however, may ultimately subject some of our products to unintended conditions so that we are required to take remedial action that may divert resources away from our development efforts.

Third party claims of infringement or other claims against us could require us to redesign our products, seek licenses, or engage in costly intellectual property litigation which could adversely affect our financial position and our ability to execute our business strategy.

The appeal of some of our products is largely the result of the graphics, sound and multimedia content that we incorporate into our products. We enter into licensing arrangements with third parties for these uses. However, other third parties may from time to time claim that our current or future use of content, sound and graphics infringe their intellectual property rights, and seek to prevent, limit or interfere with our ability to make, use or sell our products. We have experienced such claims in the past although ultimately with no material consequence.

If it appears necessary or desirable, we may seek to obtain licenses for intellectual property rights that we are allegedly infringing, may infringe or desire to use. Although holders of these types of intellectual property rights often offer these licenses, we cannot assure you that licenses will be offered or that the terms of any offered licenses will be acceptable to us. Our failure to obtain a license for key intellectual property rights such as these from a third party for technology or content, sound or graphic used by us could cause us to incur substantial liabilities and to suspend the development and sale of our products. Alternatively, we could be required to expend significant resources to re-design our products or develop non-infringing technology. If we are unable to re-design our products or develop non-infringing technology, our revenues could decrease and we may not be able to execute our business strategy.

In November 2013, MyMail, Ltd., a non-practicing entity, filed a lawsuit against ClientConnect alleging that ClientConnect's toolbar software infringes one of its U.S. patents. We are in the process of mounting an aggressive defense against all claims. For more information, see "Item 8.A below under "Legal Proceedings." If we do not prevail in this case or in any future third-party action for infringement, we may be required to pay substantial damages and be prohibited from using intellectual property essential to our products. In addition, the cost of a robust defense can be significant, particularly if the proceedings continue over an extended period of time. We may become involved in litigation not only as a result of alleged infringement of a third-party’s intellectual property rights, but also to protect our own intellectual property rights.

We may also become involved in litigation in connection with the brand name rights associated with our Company name or the names of our products. We do not know whether others will assert that our Company name or brand name infringes their trademark rights. In addition, names we choose for our products may be alleged to infringe names held by others. If we have to change the name of our Company or products, we may experience a loss in goodwill associated with our brand name, customer confusion and a loss of sales. Any lawsuit, regardless of its merit, would likely be time-consuming, expensive to resolve and require additional management time and attention.

Risks Related to Our Industry

As a considerable portion of our revenues are derived from online advertising, any reduction in spending for online advertising by advertisers could adversely impact our business and results of operations.

The revenue generated under the various agreements with our search partners are essentially advertising revenues. When users search for a term, they receive a search result page including generic and sponsored links.  Should the user subsequently click on a sponsored link, the search provider receives a payment from the sponsor of that link and pays a portion of that amount to us. Spending by advertisers tends to be cyclical, reflecting overall economic conditions and budgeting and buying patterns, as well as levels of consumer confidence and discretionary spending. Adverse economic conditions can have a material negative impact on the demand for advertising and cause advertisers to reduce the amounts they spend on advertising, particularly online advertising, which could negatively impact our revenues.

Small and local businesses with which we interact are particularly sensitive to these events and trends, given that they are not as well-situated to weather adverse economic conditions as their larger competitors, which are generally better capitalized and have greater access to credit. In the recent past, adverse economic conditions have caused, and if such conditions were to recur in the future they could cause, a decrease and/or delay in advertising expenditures, which would reduce our revenues and adversely affect our business, financial condition and results of operations.

Advertisers typically do not have long-term advertising commitments with search providers or advertisement networks. A decrease in overall advertising may adversely affect our results of operations.

In addition, the rates advertisers pay for each click on a sponsored link on a cost-per-click (CPC) basis or for each time an advertisement is displayed on a cost-per-thousand impressions (CPM) basis are negotiated between the search providers or advertisement networks and advertisers and depend on a number of factors over which we have no control. If search providers or advertisement networks decrease the rates charged to advertisers, this would decrease the advertising revenues they share with us. In such an event, there could be no assurance that we would be able to adjust the fees that we pay to publishers in order to acquire users in order to maintain the current levels of profitability.

The online advertising market is very concentrated, with search in general, and Google in particular, playing a substantial role in that market, limiting our flexibility to operate in this market.

In 2014, online advertising continued to grow globally and particularly in the United States. Advertising through search accounted for the largest portion of online advertising and in the United States accounted for approximately 40% (based on IAB reports) of all money spent on online advertising. Google as an advertising publisher accounted for most U.S. online search-generated revenues, and Microsoft and Yahoo accounted for substantially the rest of search generated revenues. In addition, a small number of social network companies, and Facebook in particular are seizing a growing portion of the advertising market. This high market concentration causes us to be subject to unilateral changes set by Google and some of the other large participants, with limited ability to respond to and adjust for those changes. Although we utilize other methods of advertising and partnering with other companies, these are currently not as lucrative as search advertising in general and affiliation with Google in particular. Continued unilateral changes could adversely affect our revenues and performance.

Our business, and in particular the portion of our business devoted to search-monetization, is significantly reliant on the North American market. Any material adverse change in that market could have a material adverse effect on our results of operations.

Our revenues have historically been concentrated within the North American market, accounting for approximately 78% of our search-monetization based revenues for 2014. A significant reduction in the revenues generated by such market, whether as a result of a recession that causes a reduction in advertising expenditures generally or otherwise, which causes a decrease in our Microsoft North American revenues could have a material adverse effect on our results of operations.

The browser extension is susceptible to obsolescence with the continued advent of alternative Internet-based innovations which may become more attractive to users.

The development of new products and services in response to the evolving trends and technologies of the Internet, as well as the identification of new business opportunities in this dynamic environment, requires significant time and resources. We may not be able to adapt quickly enough (and/or in a cost-effective manner) to these changes, appropriately time the introduction to the market of new applications and features for our platform or for other products and services or identify new business opportunities in a timely manner. Also, these changes could require us to modify related infrastructures and the failure to do so could render our, or those of our partners, existing websites, applications, services and proprietary technologies obsolete. The failure to respond to any of these changes appropriately (and/or in a cost effective manner) could adversely affect us, our financial condition and our results of operations.

In the case of certain of the applications available via our platform, third parties have introduced (and continue to introduce) new or updated technologies, applications and policies that may interfere with the ability of our publishers or end users to access or utilize these applications generally or otherwise make publishers or users less likely to use our services (such as through the introduction of features and/or processes that disproportionately and adversely impact the ability of publishers or end users to access and use these applications relative to those of competitors). For example, third parties continue to introduce technologies and applications (including new and enhanced web browsers and operating systems) that may limit or prevent certain types of applications from being installed and/or have features and policies that significantly lower the likelihood that end users will install the applications generated from the platform or that previously-installed applications will remain in active use. In addition, there are technologies and applications that interfere with the functionality of (or settings changes made by) toolbar and/or platform applications. For example, there are technologies and applications that interfere with search boxes embedded within our toolbars and the maintenance of home page and web browser search settings previously selected by end users of the toolbar or some of our other products. These technologies, applications and policies adversely impact the ability of users to generate search queries through our applications, which in turn adversely impacts revenues. Technologies have also been introduced that can block the display of advertisements on web pages and that provide users with the ability to opt out of our advertising products. Our failure to successfully modify our toolbars and related applications in a cost-effective manner in response to the introduction and adoption of these new technologies and applications could adversely affect our business, financial condition and our results of operations.

New laws and regulations applicable to e-commerce, Internet advertising, privacy and data collection and protection, and uncertainties regarding the application or interpretation of existing laws and regulations, could harm our business.

Our business is conducted through the Internet and therefore, among other things, we are subject to the laws and regulations that apply to e-commerce and online businesses around the world. These laws and regulations are becoming more prevalent in the United States, Europe, Israel and elsewhere and may impede the growth of the Internet and consequently our services. These regulations and laws may cover user privacy, data collection and protection, content, use of "cookies," access changes, "net neutrality," pricing, advertising, distribution of "spam," intellectual property, distribution of products, protection of minors, consumer protection, taxation and online payment services.

Many areas of the law affecting the Internet remain largely unsettled, even in areas where there has been some legislative action. This uncertainty can be compounded when services hosted in one jurisdiction are directed at users in another jurisdiction. For instance, European data protection rules may apply to companies which are not established in the European Union. The anticipated Data Protection Regulation (expected to be adopted in 2015) will likely have an even larger territorial scope. Further, it will include stringent operational requirements for companies that process personal data and will contain significant penalties for non-compliance. Also in other relevant subject matters such as cyber security, e-commerce, copyright and cookies, new European initiatives have been announced by the European regulators. To further complicate matters in Europe, member States have some flexibility when implementing European Directives, which can lead to diverging national rules.  Similarly, there have been laws and regulations adopted in Israel and throughout the United States that would impose new obligations in areas such as privacy, in particular protection of personally identifiable information, and liability for copyright infringement by third parties. Therefore, it is difficult to determine whether and how existing laws, such as those governing intellectual property, privacy,  data collection and protection, libel, marketing, data security and taxation, apply to the Internet and our business.

Due to rapid changes in technology and the inconsistent interpretations of privacy and data protection laws, we may be required to materially change the way we do business. For example, we may be required to implement physical, administrative and technological security measures different from those we have now, such as different data access controls or encryption technology. In addition, we use cloud based computing, which is not without substantial risk, particularly at a time when businesses of almost every kind are finding themselves subject to an ever expanding range of state and federal data security and privacy laws, document retention requirements, and other standards of accountability. Compliance with such existing and proposed laws and regulations can be costly and can delay, or impede the development of new products, result in negative publicity, increase our operating costs, require significant management time and attention and subject us to inquiries or investigations, claims or other remedies, including fines or demands that we modify or cease existing business practices.

For more information regarding government regulations to which we are subject, see "Item 4.B Business Overview — Government Regulation" for additional discussion of applicable regulations affecting our business.

Risks Related to Our Operations in Israel

Political, economic and military instability in the Middle East may impede our ability to operate and harm our financial results.

Our principal executive offices are located in Israel. Accordingly, political, economic and military conditions in the Middle East may affect our business directly. Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors, Hamas (an Islamist militia and political group in the Gaza Strip) and Hezbollah (an Islamist militia and political group in Lebanon). Recent political uprisings, social unrest and violence in various countries in the Middle East and North Africa, including Israel’s neighbors Egypt and Syria, are affecting the political stability of those countries. This instability may lead to deterioration of the political relationships that exist between Israel and these countries and have raised concerns regarding security in the region and the potential for armed conflict. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among the Syrian government, Hamas and Hezbollah. These situations may potentially escalate in the future to more violent events which may affect Israel and us. These situations, including conflicts which involved missile strikes against civilian targets in various parts of Israel, such as the Gaza conflict in the summer of 2014, have in the past negatively affected business conditions in Israel. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on our business, operating results and financial condition. Although such hostilities did not in the past have a material adverse impact on our business, we cannot guarantee that hostilities will not be renewed and have such an effect in the future. Ongoing and revived hostilities and the attempts to resolve the conflict between Israel and its Arab neighbors often results in political instability that affects the Israeli capital markets and can cause volatility in interest rates, exchange rates and stock market quotes. The political and security situation in Israel may result in parties with whom we have contracts claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions. These or other Israeli political or economic factors could harm our operations and product development and cause our sales to decrease. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations and could make it more difficult for us to raise capital. Furthermore, several countries restrict business with Israel and Israeli companies and, although the impact of these restrictions is not as important for a company such as ours that sells its products through the Internet, it may nevertheless have an adverse effect on our results of operations. Since our headquarters are located in Israel, we could experience serious disruptions if acts associated with this conflict result in any serious damage to our facilities. Our business interruption insurance may not adequately compensate us for losses that may occur and any losses or damages incurred by us could have a material adverse effect on our business. Any future armed conflicts or political instability in the region would likely negatively affect business conditions and harm our results of operations.

Our operations may be disrupted by the obligations of our personnel to perform military service.

All non-exempt male adult citizens and permanent residents of Israel under the age of 40, or older for reserves officers or citizens with certain occupations, as well as certain female adult citizens and permanent residents of Israel, are obligated to perform military reserve duty and may be called to active duty under emergency circumstances. In recent years, there have been significant call-ups of military reservists, including in the summer of 2014, and it is possible that there will be additional call-ups in the future. Many of our male employees in Israel, including members of senior management, are obligated to perform up to 36 days of military reserve duty annually until they reach the relevant age of discharge from army service and, in the event of a military conflict, could be called to active duty. While we have operated effectively despite these conditions in the past, we cannot assess what impact these conditions may have in the future, particularly if emergency circumstances arise. Our operations could be disrupted by the absence of a significant number of our employees related to military service or the absence for extended periods of military service of one or more of our executive officers or key employees. Any disruption in our operations would harm our business.

Investors and our shareholders generally may have difficulties enforcing a U.S. judgment against us, our executive officers or our directors or asserting U.S. securities laws claims in Israel.

We are incorporated under the laws of the State of Israel. Service of process on us, our Israeli subsidiaries, our directors and officers and the Israeli experts, if any, named in this annual report, substantially all of whom reside outside of the United States, may be difficult to obtain within the United States.

Furthermore, because the majority of our assets and investments, and substantially all of our directors, officers and Israeli external experts are located outside the United States, any judgment obtained in the United States against us or any of them may be difficult to collect within the United States.

We have been informed by our legal counsel in Israel that it may also be difficult to assert U.S. securities laws claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. There is little binding case law in Israel addressing these matters. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law.

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

We have benefited and currently benefit from a variety of government programs and tax benefits that generally carry conditions that we must meet in order to be eligible to obtain any benefit. Our tax expenses and the resulting effective tax rate reflected in our financial statements may increase over time as a result of changes in corporate income tax rates, other changes in the tax laws of the countries in which we operate, non-deductible expenses, loss and timing differences, or changes in the mix of countries, where we generate profit.

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

Additional details are provided in "Item 5 – Operating and Financial Review and Products" under the caption "Taxes on income," in "Item 10 – Additional Information" under the caption "Israeli taxation, foreign exchange regulation and investment programs" and in note 10 to our Financial Statements.

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

If we are characterized as a PFIC, our U.S. shareholders may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares taxed at ordinary income rates, rather than capital gain rates. Similar rules apply to distributions that are "excess distributions." In addition, both gains upon disposition and amounts received as excess distributions could be subject to an additional interest charge. A determination that we are a PFIC could also have an adverse effect on the price and marketability of our ordinary shares.

We believe that in 2014 we were not a PFIC. Whether we are a PFIC is based upon certain factual matters such as the valuation of our assets. In calculating the value of our assets, we value our total assets, in part, based on our total market capitalization. We believe this valuation approach is reasonable. There is no assurance whether the IRS will challenge our valuations. If the IRS were to successfully challenge such valuations, we may potentially be classified as a PFIC for the 2014 taxable year or prior taxable years. Furthermore, there can be no assurance that we will not become a PFIC in the future. See a discussion of our PFIC status in Item 10.E under "U.S. Federal Income Tax Considerations – Passive Foreign Investment Company Considerations."

Risks Related to our Ordinary Shares

Future sales of our ordinary shares could reduce our stock price.

At the closing of the ClientConnect Acquisition on January 2, 2014, we issued 54.75 million of our ordinary shares to ClientConnect’s shareholders. The ordinary shares were issued pursuant to an exception from registration under the Securities Act and are not subject to any resale restrictions under U.S. law, except for the volume limitations under Rule 144 applicable to our affiliates. While the resale of such ordinary shares are subject to the Contractual Lock-up scheduled to expire on January 2, 2016, such lock-up restrictions could be relaxed earlier in certain circumstances, as described in Item 10.C "Material Contracts—Agreements Relating to the ClientConnect Acquisition—Lock-up Arrangements." According to the terms of the Contractual Lock-up, on July 3, 2014 approximately 5.48 million ordinary shares were released from the Contractual Lock-up, subject to an ongoing limitation on resales in excess of 33% of each applicable holder's released shares in any consecutive four-week period. The Tax Lock-up applicable to our three largest individual shareholders until December 31, 2015, as described in Item 10.C "Material Contracts—Agreements Relating to the ClientConnect Acquisition—Tax-related Restrictions," might be insufficient to protect the market price of our ordinary shares. Pursuant to a registration rights undertaking described in Item 10.C "Material Contracts—Agreements Relating to the ClientConnect Acquisition—Registration Rights Undertaking," on August 7, 2014, we completed the registration with the Securities and Exchange Commission of 44.9 million of such ordinary shares, which may be resold by the holders thereof from time to time, subject to the Contractual Lock-up and the Tax Lock-up.

As of April 13, 2015, there were outstanding an aggregate of 5,607,421 RSUs and options to purchase our ordinary shares.  As these securities vest, the holders thereof could sell the underlying shares without restrictions, except for the volume limitations under Rule 144 applicable to our affiliates.

In addition, in 2014, as part of the consideration for the acquisition of Grow Mobile, we issued 600,100 ordinary shares to the security holders of Grow Mobile. During a period ending on June 30, 2016, we could be required to issue to the former Grow Mobile security holders up to an additional $11.8 million in ordinary shares, contingent upon achieving certain revenue and profit milestones. Such shares generally will become freely tradable under U.S. law six months following issuance.

In addition, on February 10, 2015, as part of the consideration for the acquisition of Make Me Reach, we issued 1,437,510 ordinary shares to the security holders of Make Me Reach. In the subsequent 12 months, we could be required to issue to the former Make Me Reach security holders an additional $0.4 million in ordinary shares. Such shares are generally not subject to any resale restrictions under U.S. law.

Finally, our Series L Bonds are convertible into an aggregate of approximately 4.27 million ordinary shares, at a conversion price of ILS 33.605 per share (approximately $8.64 per share as of December 31, 2014). These shares were issued pursuant to an exception from registration under the Securities Act and will not be subject to any resale restrictions under U.S. law, except for the volume limitations under Rule 144 applicable to our affiliates.

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

We are subject to ongoing costs and risks associated with complying with extensive corporate governance and disclosure requirements. We were unable to perform an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2014.

As an Israeli public company, we incur significant legal, accounting and other expenses. We incur costs associated with our public company reporting requirements as well as costs associated with corporate governance and public disclosure requirements, including requirements under the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the Listing Rules of the NASDAQ Stock Market, regulations of the SEC, the provisions of the Israeli Securities Law that apply to dual listed companies (companies that are listed on the Tel Aviv Stock Exchange ("TASE") and another recognized stock exchange located outside of Israel) and the provisions of the Israeli Companies Law 5759-1999 (the "Companies Law") that apply to us. For example, as a public company, we have created additional board committees and are required to have at least two external directors, pursuant to the Companies Law. We have also contracted an internal auditor and a consultant for implementation of and compliance with the requirements under the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act requires an annual assessment by our management of our internal control over financial reporting of the effectiveness of these controls as of year-end. As described below in Item 15, this annual report does not include an annual report of management's assessment of our internal control over financial reporting. Although we plan to initiate our management assessment of our internal control over financial reporting for 2015, there is no guarantee that these efforts will result in management assurance that our internal control over financial reporting is adequate. In connection with our efforts to comply with Section 404 and the other applicable provisions of the Sarbanes-Oxley Act, our management and other personnel devote a substantial amount of time, and we have hired, and may need to hire, additional accounting and financial staff to assure that we comply with these requirements. The additional management attention and costs relating to compliance with the foregoing requirements could materially and adversely affect our financial results. See "Item 5 Operating and Financial Review and Prospects — Overview — General and Administrative Expenses" for a discussion of our increased expenses as a result of being a public company.

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

We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our memorandum of association, articles of association and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith in exercising his or her rights and fulfilling his or her obligations toward the company and other shareholders and to refrain from abusing his or her power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters. Israeli law provides that these duties are applicable in shareholder votes at the general meeting with respect to, among other things, amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and actions and transactions involving interests of officers, directors or other interested parties which require shareholders’ approval. There is little case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

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

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions. In addition, our articles of association contain provisions that may make it more difficult to acquire our Company, such as provisions establishing a staggered board. Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to some of our shareholders. See "Item 10.B Memorandum and Articles of Association — Approval of Related Party Transactions" and "Item 10.E – Taxation — Israeli Taxation" for additional discussion about some anti-takeover effects of Israeli law.

These provisions of Israeli law may delay, prevent or make difficult an acquisition of our Company, which could prevent a change of control and therefore depress the price of our shares.

Our share price has fluctuated significantly and could continue to fluctuate significantly.

The market price for our ordinary shares, as well as the prices of shares of other Internet companies, has been volatile. Between May 2013 and March 2015, our share price has fluctuated from a high of $14.94 to a low of $3.11. The following factors may cause significant fluctuations in the market price of our ordinary shares:

•	fluctuations in our quarterly revenues and earnings or those of our competitors;

•	pending sales into the market upon the release of contractual and tax lock ups;

•	shortfalls in our operating results compared to levels forecast by us or securities analysts;

•	changes in regulations or in policies of search engine companies or other industry conditions;

•	mergers and acquisitions by us or our competitors;

•	technological innovations;

•	the introduction of new products;

•	the conditions of the securities markets, particularly in the Internet and Israeli sectors; and

•	political, economic and other developments in Israel and worldwide.

In addition, share prices of many technology companies fluctuate significantly for reasons that may be unrelated or disproportionate to operating results.  The factors discussed above may depress or cause volatility of our share price, regardless of our actual operating results.

Our ordinary shares are traded on more than one market and this may result in price variations.

Our ordinary shares are traded on the NASDAQ Global Select Market and on the TASE. Trading in our ordinary shares on these markets is effected in different currencies (U.S. dollars on NASDAQ and ILS on the TASE) and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). Consequently, the trading prices of our ordinary shares on these two markets often differ, resulting from the factors described above as well as differences in exchange rates and from political events and economic conditions in the United States and Israel. Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

ITEM 4.                 INFORMATION ON THE COMPANY

A.            HISTORY AND DEVELOPMENT OF THE COMPANY

Our History

We were incorporated in the State of Israel in November 1999 under the name Verticon Ltd. and changed our name to IncrediMail Ltd. in November 2000. In November 2011, we changed our name to Perion Network Ltd., to better reflect the diverse nature of our business. We operate under the laws of the State of Israel. Our headquarters are located at 26 HaRokmim Street, Holon 5885849, Israel. Our phone number is 972-73-3981000. Our website address is www.perion.com. The information on our website does not constitute a part of this annual report. Our agent for service in the United States is Smilebox Inc., which is located at 15809 Bear Creek Parkway, Suite 320, Redmond, WA 98052.

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

On July 15, 2014, we completed the purchase of Grow Mobile, Inc., a Delaware corporation.

On February 10, 2015 we completed the purchase of Make Me Reach SAS, a French company. See "Recent Developments".

Principal Capital Expenditures

In 2012 and 2013, capital expenditures consisted of investments in computer hardware and software, leasehold improvements and furnishings. In 2014, capital expenditures consisted of $10.9 million for leasehold improvements and furnishing related to our new headquarters office in Holon, as well as investments in computer hardware and software.

In 2015, we expect to continue our growth strategy of acquiring products and businesses, in addition to organic capital investments. Our organic investments are expected to consist primarily of acquiring computer hardware, software, peripheral equipment and installation, all of which are expected to be financed by our existing resources. We currently expect that outside of possible acquisitions of products and companies, our capital expenditures will be approximately $2.5 million in 2015. To date, we have financed our general capital expenditures with cash generated from operations.  To the extent we acquire new products and businesses, these acquisitions may be financed by any of, or a combination of, cash generated from operations, or issuances of equity or debt securities.

Recent Developments

On July 15, 2014, we consummated the acquisition of Grow Mobile, Inc., a Delaware corporation headquartered in San Francisco. The initial payments of $10 million ($8.2 million after taking into account a post-closing working capital adjustment) was paid in cash (of which approximately $1.3 million is subject to continued employee vesting) and $7 million was paid in the form of 687,467 ordinary shares (of which approximately $1.1 million in form of 108,159 shares are subject to continued employee vesting). In addition, the former Grow Mobile security holders may earn up to an additional $13.2 million in cash and $11.8 million in ordinary shares, contingent upon achieving certain revenue and profit milestones through June 30, 2016. See Note 3b of the Financial Statements for additional information on accounting for our Grow Mobile acquisition. Grow Mobile provides an innovative platform for mobile advertising that enables advertisers of mobile applications to buy, track, optimize, and scale user acquisition campaigns from a single dashboard. Grow Mobile has become part of Perion’s mobile marketing business, which was recently created to address the advertising needs of advertisers of mobile applications, and will enable Perion to provide a more comprehensive technical and platform solution for app developers.

On August 1, 2014, we announced the signing of a three-year agreement with Microsoft’s Bing division, extending our existing partnership, starting January 1, 2015 through December 31, 2017. Upon mutual agreement, the agreement may be renewed for 2018, as well. The agreement includes desktop and tablet distribution with limited exclusivity in the United States as well as mobile distribution. In parallel, and in conjunction with the fact that revenues from Google are no longer material to us, we decided to exercise our right to opt out of our ClientConnect agreement with Google as of August 31, 2014. We continue to work with Google through our original Perion agreement, which expires on April 30, 2015.

On September 23, 2014, we announced the completion of a public offering of Series L Convertible Bonds. We issued Bonds having an aggregate principal amount of approximately ILS 143.5 million (approximately $36.9 million as of December 31, 2014) at a price of ILS 965 per unit of ILS 1,000 par value. We received total net proceeds of approximately ILS 136.5 million (approximately $35.1 million as of December 31, 2014). For more information, see Item 5.B – "Liquidity and Capital Resources."

On November 6, 2014, we announced a restructuring of our search monetization business which included a head count reduction as well as other cost saving measures, such as consolidating of our Israel offices from three floors to two in order to sublease the third floor.

On February 10, 2015, we consummated the acquisition of Make Me Reach SAS, a private French company headquartered in Paris, France. The total purchase price was $11.2 million, of which $5.6 million in cash and $4.8 million in the form of 1,437,510 ordinary shares were paid upon closing. In the subsequent 12 months post-closing, the founder of Make Me Reach may be entitled to receive an additional amount of $0.4 million in cash and $0.4 million in ordinary shares. In addition, certain key employees of Make Me Reach are entitled to retention payments in an aggregate amount of up to $775,000, of which, $144,397 was paid in cash at closing and $62,883 was paid in the form of 18,998 ordinary shares at closing. In the subsequent 12 months post-closing, certain key employees may be entitled to receive the remaining balance of the retention payment, which shall be paid as follows: up to $359,552 in cash and $208,168 in ordinary shares. Make Me Reach has become part of Perion’s mobile marketing business which was recently created to address the advertising needs of mobile app developers, and will enable Perion to provide a more comprehensive technical and platform solution for app developers. Make Me Reach is a Facebook Preferred Marketing Developer (PMD) and Twitter Marketing Platform Partner (MPP).

B.            BUSINESS OVERVIEW

Overview

Search-based Monetization

We currently generate most of our revenues by providing a search-based monetization solution for our publishers with enhanced analytics capabilities to track and monitor their business performance. From the end user perspective, we enable users to configure their browser settings through the search setting dialogue so they are powered by our search-engine partners.

Publishers can choose to distribute our products as a standalone solution to their users, who can then choose to download and install it. As part of our products' installation process, end users are able to replace their home page and default search engine with ours, where users may conduct searches or follow links to advertisements that advertisers may display.

As part of any installation process of our search related products which are distributed as part of our monetization platform, end users are able to:

•	replace their search asset(s) with ours, where users may conduct searches or follow links to advertisements that advertisers may display; and

•
install our search protect software or any of our search assets, which were designed to maintain the end user's selected browser settings and to prevent third party software downloads from changing such settings.

We employ two types of marketing methods, inbound and outbound. The outbound method is accomplished by identifying software developers and sending them emails via an automated process, offering a partnership for monetization services. The inbound method is based on a software developer or publisher seeking distribution or monetization services, through search engines or social networks, and as a result arriving at the sign-up page on our website. The outbound process is supported by a proactive marketing program, including Ad-words, social media-based advertising, display advertising and other marketing venues.

In addition, we also allow online publishers the ability to set up syndicated searches on their individual websites and to monetize their users’ other search assets, such as browser default search, new tab search, and error page redirection.

Our toolbar platform, distributed in the past and still generating revenues, although significantly lower revenues than in past years, allows online publishers to create, implement and distribute web browser toolbars.

Mobile Advertising

Although substantially all our revenues in 2014 were from the desktop, we are channeling most of our future growth efforts towards the mobile advertising market. Our proprietary mobile marketing platform offers a single dashboard for marketers that makes mobile media buying more efficient across ad networks, exchanges and direct publishers. Our platform offers self-serve and fully managed services to mobile application advertisers. Advertising networks, agencies and mobile application developers looking to promote their applications often struggle with inefficient and disorganized practices of media buying, campaign measurement and optimization. Our mobile advertising platform simplifies the complexity of mobile app advertising, enabling companies to rapidly acquire new customers, increase user engagement and maximize revenue. It streamlines the process of buying ads across multiple channels, with an integrated solution suite that delivers sophisticated reports for quickly analyzing results, optimizing performance and increasing return on investment.

Our platform was created to resolve these mobile advertising challenges by offering centralized, programmatic media buying across multiple traffic sources and bringing order to mobile marketing efforts. With our platform, customers can access their performance data and revenue information in one place, enabling them to make better, quicker, and more intelligent decisions and help mobile application advertisers improve user acquisition, maximize their return on investment and ultimately meet their business goals. Our platform is a unified technical solution which allows advertisers to independently execute their mobile advertising buys using one single, automated, easy to use platform. The platform allows advertisers to control their marketing spends, planning and strategy in-house and utilize the technical tool to create better operational marketing efficiencies. The platform provides both mobile marketing distribution technology which is integrated into over 40 ad networks, exchanges and direct publishers and full reporting analytics to present data on results from their budget spend and post campaign metrics. Following our recent acquisition of Make Me Reach, this distribution includes Facebook and Twitter platforms as well.  The solution is designed for advertisers who need to scale their marketing spends via a robust and all-in-one solution at a more efficient cost.

We offer customers the ability to use our platform on a self-serve or fully-managed basis.  The fully-managed services provide the same scope of service and benefits as our self-serve services but with the added support and guidance of our experienced account managers. Our managed services include campaign planning, strategy and advisory. Customers also receive ongoing analysis and optimization of their campaigns for increased return on investment and scaling of advertiser Key Performance Indicators goals.

Consumer Applications

Our legacy applications are designed to enhance our users’ online experience in a variety of ways. IncrediMail is a unified messaging application that enables consumers to manage multiple email accounts and Facebook messages in one place with an easy-to-use interface and extensive personalization features, and is available in over 100 countries in eight languages. Smilebox is a leading photo sharing and social expression product and service that quickly turns life's moments into digital keepsakes for sharing and connecting with friends and family in a fun and personal way.

For a breakdown of total revenues of our legacy business by category of activity, see Item 5.A "Operating Results — Revenues."

Markets

With the acquisition of ClientConnect we shifted our focus to targeting software developers and digital businesses, providing effective distribution, monetization, and optimization solutions. These developers and digital businesses, in turn, target consumers.

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

Strategy

In the turbulent industry we are in, we have a twin-pronged approach for growing Perion.

•	Steady search revenue generating business on the desktop, providing high profitability and healthy cash flow; and

•	Develop and market a robust advertising platform for mobile app developers.

Search-generated revenues

We generate the majority of our revenues from services agreements with our search partners. Search-generated revenues accounted for 96%, 85% and 85% of our revenues in 2012, 2013, and 2014, respectively. Through our search technology, including syndication, we offer end users the ability to search the Internet via easily embedded search boxes powered by premium search companies, including Microsoft, Google, APN, LLC ("Ask") and Yahoo, and depending on the search partner powering the search or location in which the search was initiated, we receive either a fixed price, pay-per-search fee or portion of the revenues generated by these companies through the search process.

We are currently the second largest redistributor of search monetization in the United States. We have agreements with all the major search engine companies. Our agreement with Microsoft, our largest search engine partner, expired on December 31, 2014, and on August 1, 2014 we announced that we entered into a new agreement with them, with a three-year term, from January 1, 2015 through December 31, 2017, and upon mutual agreement, the agreement may be renewed for an additional 12-month period, until the end of 2018.

In the past, the fees payable by Microsoft under the Microsoft Agreement were payable based on either a fixed price, pay-per-search basis that is tied to the number of searches conducted by end users, or in certain instances on a share of the revenue generated as a result of searches conducted by end users who utilize the search engine that appears on toolbars created by publishers through our platform or through other search related products. The fees payable by Microsoft varied annually over the term of the agreement, decreasing significantly during the last two years (2013 and 2014) of the term of the agreement compared to the first two years (2011 and 2012). We also syndicate Microsoft-provided searches through publishers' websites with which the business enters into syndication agreements.

While most of our search-generated revenues are based on our Microsoft relationship, nonetheless, in line with our strategy for diversification, we were successful in engaging and maintaining positive relationships with other search providers as well. On April 29, 2013, we signed a three-year agreement with Ask (which was amended on several occasions during 2014, and is in effect until March 31, 2016, with auto-renewal for additional one year periods). We also have an agreement with Yahoo which is in effect until July 18, 2017, and as revenues from Google are no longer material to us, we decided to exercise our right to opt out of our agreement with Google as of August 31, 2014, although remaining with the Perion legacy agreement expiring in April 30, 2015.

In the turbulent market place we currently act in, we intend to differentiate ourselves by providing our software developing partners with three major advantages:

•
Provide a user friendly monetization solution, that enables them to engage users, by providing quality software, while creating monetization through, user friendly, non-intrusive and transparent means;

•	deliver superior analytics and optimization tools enabling the software developer to extend its reach and increase monetization with a positive return on investment; and

•	offer creative and flexible monetization models with scalable risk and reward, suited to the software developer’s business.

We make these advantages available to the software developer by assisting them in three areas; distribution, monetization and optimization.

Distribution

As the vast majority of desktop applications remain largely undiscovered, developers are initially met with distribution challenges. Buying traffic is necessary but extremely complicated, and developers often find themselves lost between different technologies and platforms.

We have a powerful self-service installation platform that enhances the integrity of the installation process. Our solution is HTML-based and fully customizable. In addition, our platform incorporates a unique proprietary accelerator for faster downloads and higher conversion, including built-in A/B testing capabilities enabling developers to adjust their install funnels and increase completion rates.

We offer our clients a wide range of competitive marketing services to further increase the distribution of their offerings. We employ a highly skilled search engine marketing and partnership team to personalize and enhance the distribution process. Additionally, we employ sophisticated business intelligence systems to monitor the life-time-value ("LTV") and return on investment performance, allowing us to measure and analyze the success of various marketing tactics at any given time. Based on this analysis, our marketing team creates and updates individual marketing plans to help optimize distribution.

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

Through our search agreements with the world's leading search providers such as Microsoft, Google, Yahoo and Ask, we enable our clients to monetize their search assets. Publishers and developers may incorporate a search box into their offerings that is powered by our search providers, who in turn pay us fees for searches emanating from such search boxes. Depending on the payment model adopted, we pay our clients a fee on a pay-per-search or revenue sharing basis for search activity emanating from the incorporated search boxes.

Optimization

Most app developers are small businesses without analytical capabilities or the required funds to improve funnel conversion, create the necessary systems for tracking revenue per user, or implement traffic acquisition with positive return on investment.

Our analytics platform enables clients to manage their distribution and monetization activities and better optimize their offerings. Through the platform, we provide our clients with real-time analytics, custom reports, and advanced optimization and editing tools, which together act as a springboard to higher conversions and increased return on investment.

Other advertising and other revenues

We offer advertisers the ability to monetize their web properties with Display Advertising through our ad network.  This offering is predominantly to our search revenue affiliate network and reliant on the acceptance of our resetting the home page of the users of their products.  These revenues are therefore highly correlated with our revenues from search.

Consumer Products

In the past Perion had developed and acquired a numbers of downloadable consumer software products.  While these products currently account for only approximately 3% of our revenues, they are profitable and provide insight into the world of software developers and the challenges they face in distributing, monetizing and optimizing their software. These products also keep us in tune with the end user and their experience in downloading software.

Our consumer products are currently available in seven languages in addition to English. Prices and license fees for our premium products range between $5 and $50, varying based on market, length of license period and whether the products are offered together. Our legacy product line crosses several vertical markets and consists of the following products, all of which may be downloaded over the Internet:

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

In March 2013, we introduced IncrediMail for the iPad, which was rebranded as Molto. We launched Molto for the iPhone in October 2013 and for Android phones in January 2014. Molto was one of the first email applications truly adapted for touch-screen devices. In the second half of 2014, we began to phase out the Molto application and closed down product support in December 2014. Users that downloaded the application prior to the phase out can continue to use the application, but certain features are no longer available and we will no longer release any further updates.

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

•
In  2015 we also announced the beta launch of Violet, the first do-it-yourself wedding design tool created specifically to help modern brides envision and implement every aspect of their unique style and perfect day by choosing a style, mood, colors, fonts and personal logo. Once users have created their style, the site provides them with a stylebook and mood board to take to wedding planners, photographers, florists, etc., to help streamline the wedding planning process.

Products under Development

Our research and development activities are primarily conducted internally, focusing on the development of new platform-based solutions that will offer developers (i) effective distribution tools, (ii) increased monetization capabilities, and (iii) enhanced optimization via powerful, reliable, and easy-to-use analytics. Additionally, we focus our research and development efforts on developing new products and improving existing products through software updates and upgraded features. Our Research & Development department is divided into groups based on scientific disciplines and types of applications and products.

Breakdown of Revenues

Our search monetization solutions, advertising platforms and other, are distributed and sold throughout the world in more than 100 countries. The following table shows the revenues, presented in our statement of operations, generated by territory in the years ended December 31, 2012, 2013 and 2014. As explained in Item 5.A, as a result of the ClientConnect Acquisition, which closed on January 2, 2014, our 2014 financial statements includes ClientConnect's comparative numbers for 2012 and 2013.

	2012		2013		2014
	Search Revenue	Advertising and Other	Search Revenue	Advertising and Other	Search Revenue	Advertising and Other
Tier 1 – North America	84%	88%	70%	78%	78%	73%
Tier 2 – Europe	12%	12%	23%	20%	17%	18%
Tier 3 - Other	4%	-	7%	2%	5%	9%
Total	100%	100%	100%	100%	100%	100%

In the two years preceding the ClientConnect Acquisition, we divided our revenue categories or sales regions somewhat differently, as set forth below:

In 2013, legacy search-generated including related advertising revenues and legacy product revenues in North America represented 35% and 86% of revenues, respectively, in Europe represented 47% and 10% of revenues, respectively, and in the rest of the world represented 18% and 4% of revenues, respectively.

In 2012, legacy search revenues and product revenues in the United States, Canada, United Kingdom and Australia represented 47% and 84% of revenues, respectively, in France, Germany, Italy, Spain, Netherlands, Belgium and Switzerland represented 35% and 8% of revenues, respectively, and in the rest of the world represented 18% and 8% of revenues, respectively.

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

Most of the components of our software products were developed solely by us. We have licensed certain components of our software from third parties. Except for our agreements regarding anti-spam software and some of our content licenses, most of these licenses entailed a one-time fee or are "freeware." We believe that these components are not material to the overall performance of our software and may be replaced without significant difficulty.

We have six issued patents in the United States and one in Israel, as well as several patent applications pending in the United States, Israel the European Union.

We enter into licensing arrangements with third parties for the use of software components, graphic, sound and multimedia content integrated into our products.

We have registered: (i) "Perion" as a trademark in the United States, Israel and the European Community (a community trademark); (ii) "IncrediMail" as a trademark in the United States, the European Community (a community trademark), China and Israel; (iii) "PhotoJoy" as a trademark in the United States, the European Community (a community trademark) and China; (iv) "Smilebox Teeth Design" in the United States; (v) "Smilebox" in Australia, Canada, China, France, Germany, Japan, Korea, United Kingdom and the United States; and (vi) "SWEETPACKS" and "SWEETIM" in the United States; (vii) "Perion Lightspeed" registered in the European Community (a community trademark) and a pending application in the United States; (viii) a pending application in the United States for the trademark "Codefuel"; and (IX) "MakeMeReach" as a trademark in the European Community (a community trademark).

All employees and consultants are required to execute confidentiality covenants in connection with their employment and consulting relationships with us. In addition, our consulting agreements contain assignment and waiver provisions relating to the consultant’s rights in respect of inventions. However, there can be no assurance that these arrangements will provide us with adequate protection. Although our employment agreements contain assignment and waiver provisions relating to the employee’s rights in respect of inventions created within the course of their employment with us, including in respect of "Service Inventions," as defined under the Israeli Patents Law, 5727-1967, we cannot guarantee that such waiver of rights to receive compensation for Service Inventions will be upheld by Israeli courts, due to a recent ruling by the Israeli Supreme Court which left the validity of such a waiver to further judicial review.

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

Finally, our ability to attract developers is largely dependent on our ability to pay higher rates to our publishers and developers, our success in creating strong commercial relationships with developers that have successful software, websites or distribution channels, and our ability to differentiate our distribution, monetization, and optimization tools from those of our competitors.

Government Regulation

We are subject to a number of U.S. federal and state and foreign laws and regulations that affect companies conducting business on the Internet. The manner in which existing laws and regulations will be applied to the Internet in general, and how they will relate to our business in particular is unclear. Accordingly, we cannot be certain how existing laws will be interpreted or how they will evolve in areas such as user privacy, data protection, content, use of "cookies," access changes, "net neutrality," pricing, advertising, distribution of "spam," intellectual property, distribution, protection of minors, consumer protection, taxation and online payment services.

For example, we are subject to U.S. federal and state laws regarding copyright infringement, privacy and protection of user data, many of which are subject to regulation by the Federal Trade Commission. These laws include the Digital Millennium Copyright Act, which aims to reduce the liability of online service providers for listing or linking to third-party websites that include materials that infringe copyrights or the rights of others, and other federal laws that restrict online service providers’ collection of user information on minors as well as distribution of materials deemed harmful to minors. Many U.S. states, such as California, are adopting statutes that require online service providers to report certain security breaches of personal data and to report to consumers when personal data will be disclosed to direct marketers. There are also a number of legislative proposals pending before the U.S. Congress and various state legislative bodies concerning data protection which could affect us.

Foreign data protection, privacy and other laws and regulations may affect our business, and such laws can be more restrictive than those in the United States. For example, in Israel, privacy laws require that any request for information for use or retention in a database be accompanied by a notice that indicates: whether a person is legally required to disclose such information or that such disclosure is subject to such person’s consent; the purpose for which the information is requested; and to whom the information is to be delivered. A breach of privacy under such laws is considered a civil wrong and subject to a significant fines and civil damages. Certain violations of the law are considered criminal offences punishable by imprisonment. In the European Union, similar data protection rules exist and privacy legislation has tightened the restrictions relating to the use of cookies and similar technologies. Subject to some limited exceptions, the storing of information, or the gaining of access to information already stored, in the terminal equipment of a subscriber or user is only allowed on condition that the subscriber or user concerned has given his or her informed consent.  Further, the upcoming Data Protection Regulation (expected to be adopted in 2015) will include stringent operational requirements for companies that process personal data and will contain significant penalties for non-compliance. Also in other relevant subject matters such as cyber security, e-commerce, copyright and cookies new European initiatives have been announced by the European regulators. To further complicate matters in Europe, Member States have some flexibility when implementing European Directives which can lead to diverging national rules.

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

IncrediMail, Inc., our wholly-owned Delaware subsidiary, owns all of the outstanding shares of common stock of Smilebox Inc., a Washington corporation, and all of the outstanding equity of Grow Mobile LLC., a Delaware corporation.

SweetIM Ltd., our wholly-owned Belize subsidiary, owns all of the outstanding ordinary shares of SweetIM Technologies Ltd., an Israeli company.

Make Me Reach SAS, our wholly owned French subsidiary, was acquired in February 2015.

D.            PROPERTY, PLANTS AND EQUIPMENT

We occupy five leased facilities, one located in Holon, Israel, three located in the United States (one in Redmond, Washington, and two in San Francisco, California) and one located in Paris, France.

The lease of our headquarters in Holon covers a total area of 101,500 square feet and expires in 2024, with an option to extend for two additional two-year periods. Annual cost is approximately $3.0 million. As part of our restructuring plan, we are currently negotiating to sub lease 33,820 square feet for the remaining lease period.

The lease in Redmond covers a total area of 8,300 square feet, with an annual cost of approximately $0.3 million, and expires in 2015, with an option to extend for another 2 to 5 years. One lease in San Francisco covers a total area of approximately 4,650 square feet, with an annual cost of approximately $0.4 million, and expires in 2019. Our other lease in San Francisco, which we have recently vacated and are currently subleasing, covers a total area of approximately 3,840 square feet, with an annual cost of approximately $0.2 million, and expires in July 2016.

The lease in Paris covers a total area of approximately 5,000 square feet, with an annual cost of approximately $0.2, and expires in October 2017.

We believe that our current facilities are more than adequate to meet our current needs, and we believe that suitable additional space will be available as needed to accommodate ongoing operations and any such growth.

We own approximately 700 servers located in Israel, Europe and the United States. We also rent the services of approximately 260 additional servers located around the world, mainly through Amazon Web Services.  Our servers include mainly web servers, application servers, data collection servers, data storage servers, data processing servers, mail servers and database servers. Bezeq and Cellcom Israel Ltd. provide our Internet and related telecommunications services in Israel, including hosting and co-location facilities, needed to operate our websites. Bezeq is Israel’s largest provider of such services and is a member of Bezeq Group, Israel’s incumbent national telecommunications provider. In the United States CenturyLink, and in Europe Evoswitch, are our co-location providers. Our Internet Service Providers ("ISPs") are CenturyLink, NTT Communication, Level3 Communication and Colt. Bezeq and Cellcom are the two largest providers of such services in Israel. All other ISPs are tier-1 worldwide providers in this area. All co-location and telecommunication services are provided through standard purchase orders and invoices. We add servers and expand our systems located at their facilities as our operations require. We believe there are many alternative providers of these services both within and outside of Israel.

ITEM 4.A              UNRESOLVED STAFF COMMENTS

None.

ITEM 5.                 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with our Financial Statements. In addition to historical financial information, the following discussion and analysis contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act, including, without limitation, statements regarding the Company’s expectations, beliefs, intentions, or future strategies that are signified by the words "expects," "anticipates," "intends," "believes," or similar language. These forward looking statements involve risks, uncertainties and assumptions. Our actual results and timing of selected events may differ materially from those anticipated in these forward looking statements as a result of many factors, including those discussed under "Item 3.D Risk Factors" and elsewhere in this annual report.

A.            OPERATING RESULTS

Overview

Perion is a global performance-based media and Internet company, providing online publishers and app developers advanced technology and a variety of intelligent, data-driven solutions to monetize their application or content and expand their reach to larger audiences. Our software monetization platform, Perion Codefuel, empowers digital businesses to optimize installs, analyze data and maximize revenue. Our advertising mobile marketing business enables developers to make decisions on where to spend advertising budgets to produce the highest yield and the most visibility.

Our headquarters and primary research and development facilities are located in Israel, and we have other offices located in the United States and France.

Our products, whether they be the software developed and marketed by ourselves, or the search properties offered together with products of our software developing partners, have been installed by 246 million consumers in 2014, as compared to 348 and 266 million in 2012 and 2013, respectfully. These installation statistics refer to the number of computers having a unique ID onto which one of our products has been installed, regardless of whether such product or search property is actively being used. The number of consumers actually using one of our products, or search properties together with the product of one our partner software developers, as of December 31, 2014 was 8 million, as compared to 28 and 25 million as of December 31, 2012 and 2013, respectfully. We measure quality of users primarily by user location, with the highest revenue users being located in North America, defined as "Tier 1," followed by European users as "Tier 2" and users in the rest of the world to be "Tier 3." The decline in the number of installations and users of our products is primarily the result of our significantly reducing the investment in aquiring new customers and forming partnerships with software developers in the second half of 2014. This investment is coningent on our ability to estimate the future revenues and return on this investment over the coming year. As a result of the recurring and increasingly severe policy changes by our search engine partners, since mid-2014 we lack visibilty regarding the return and future profitability of these investments. We subsequently decided to decrease this investment causing signifcant decrease in installations and users of our products.

As we are experiencing difficulties in growing our desktop monetization business, we have been focusing our growth efforts in developing a mobile advertising platform for app developers. The business acquired from Grow Mobile, coupled with our organic development efforts, empowers effective advertising campaigns for mobile app developers seeking to achieve distribution through advertising. By aggregating hundreds of advertising networks and exchanges in real-time through a single insertion order, our self-serve and fully managed mobile marketing platforms, enable mobile applications developers to increase their customer acquisition, retention and monetization. Our self-serve platform, which has been released in Beta version, offers mobile application developers an efficient interface, containing on a single dashboard, a data room with all advertising networks and campaigns together, with easy and understandable graphs and tables, enabling immediate analysis and effective action. In addition, utilizing its proprietary bidding algorithm, it enables sophisticated retargeting, of high quality users and integrate top mobile advertising exchanges. Finally, by providing easy access to these tools and simplifying the administration of the advertising process, mobile application developers are free to focus on improving their mobile media buying strategy.

We are also developing other platforms and software, to enable mobile app developers improved optimization and monetization of their existing user base.

Recent Acquisitions

On January 2, 2014, we completed the purchase of all of the outstanding shares of ClientConnect. On December 31, 2013, pursuant to a Split Agreement, Conduit transferred to ClientConnect the entire activities and operations, and related assets and liabilities, of its ClientConnect business on a cash-free and debt-free basis and the Conduit shareholders became the shareholders of ClientConnect in proportion to their ownership of Conduit. Upon the consummation of the ClientConnect Acquisition, each ClientConnect ordinary share was exchanged for approximately 0.2387 of our ordinary shares, as a result of which ClientConnect became a wholly owned subsidiary of ours. In addition, we granted options to purchase our ordinary shares to ClientConnect employees in exchange for their options to purchase ClientConnect shares that were issued to them upon the consummation of the Conduit Split as a roll-over of their then existing options to purchase ordinary shares of Conduit. Accordingly, we issued 54.75 million of our ordinary shares to the ClientConnect shareholders and granted options to purchase 2.82 million of our ordinary shares to the ClientConnect employees. Immediately, following the closing, we were owned approximately 81% by the former ClientConnect shareholders and option holders and 19% by our pre-closing shareholders and option holders, on a fully diluted basis (as determined by the treasury stock method, together with an adjustment for an assumed issuance of our ordinary shares at a reference price of $10.49 per share based on the Black Scholes values of out-of-the-money Perion options and ClientConnect options). ClientConnect provides distribution, monetization and analytical services to software developers, distributors and publishers.

In accordance with Accounting Standards Codification Topic 805, "Business Combinations" ("ASC 805"), using the acquisition method of accounting, ClientConnect is deemed the accounting acquirer and Perion is deemed the accounting acquiree. In accordance with the ASC 805 presentation requirements, following the acquisition, our 2014 financial statements include ClientConnect’s comparative numbers, namely, consolidated balance sheets as of December 31, 2013, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the two years in the period ended December 31, 2013.

On July 15, 2014, we consummated the acquisition of Grow Mobile, Inc., a Delaware corporation headquartered in San Francisco. The initial payments of $10 million ($8.2 million after taking into account a post-closing working capital adjustment) was paid in cash (of which approximately $1.3 million is subject to continued employee vesting) and $7 million was paid in the form of 687,467 ordinary shares (of which approximately $1.1 million in form of 108,159 shares are subject to continued employee vesting). In addition, the former Grow Mobile security holders may earn up to an additional $13.2 million in cash and $11.8 million in ordinary shares, contingent upon achieving certain revenue and profit milestones through June 30, 2016. See Note 3b of the Financial Statements for additional information on accounting for our Grow Mobile acquisition. Grow Mobile provides an innovative platform for mobile advertising that enables advertisers of mobile applications to buy, track, optimize, and scale user acquisition campaigns from a single dashboard. Grow Mobile has become part of Perion’s mobile marketing business, which was recently created to address the advertising needs of advertisers of mobile applications, and will enable Perion to provide a more comprehensive technical and platform solution for app developers.

On February 10, 2015, we consummated the acquisition of Make Me Reach SAS, a private French company headquartered in Paris, France. The total purchase price was $11.2 million, of which $5.6 million in cash and $4.8 million in the form of 1,437,510 ordinary shares were paid upon closing. In the subsequent 12 months post-closing, the founder of Make Me Reach may be entitled to receive an additional amount of $0.4 million in cash and $0.4 million in ordinary shares. In addition, certain key employees of Make Me Reach are entitled to retention payments in an aggregate amount of up to $775,000, of which, $144,397 was paid in cash at closing and $62,883 was paid in the form of 18,998 ordinary shares at closing. In the subsequent 12 months post-closing, certain key employees may be entitled to receive the remaining balance of the retention payment, which shall be paid as follows: up to $359,552 in cash and $208,168 in ordinary shares. Make Me Reach has become part of Perion’s mobile marketing business which was recently created to address the advertising needs of mobile app developers, and will enable Perion to provide a more comprehensive technical and platform solution for app developers. Make Me Reach is a Facebook Preferred Marketing Developer (PMD) and Twitter Marketing Platform Partner (MPP).

Revenues

We generate our revenues primarily from two major sources: (i) search-generated revenues; and (ii) advertising and other. The following table shows our revenues by category (in thousands of U.S. dollars):

	Year Ended December 31,
	2012	2013	2014

Search	$517,060	$277,275	$330,757
Advertising and other	19,948	48,233	57,974

Total Revenues	$537,008	$325,508	$388,731

Our search revenues decreased by 46% in 2013, despite an increase in the number of searches, primarily because the fee rates payable to us under our search agreement with Microsoft decreased significantly beginning in 2013. That decrease in revenues had the greatest impact in North America, where Microsoft served as the main provider of our search. In 2014, revenues increased by 19% due to organic growth, as well as the acquisition of Perion’s search activity.

Advertising and other revenues increased in 2013, as a result of introducing and marketing other applications in our toolbar being distributed as part our search-generated revenues. In 2014, while that activity actually decreased, the increase was primarily a result of acquiring the Perion's activity, including display advertising and sales of the proprietary products Smilebox and IncrediMail.

While revenues increased over 19% year over year, this increase was due to the increase experienced in the first half of 2014. Revenues in the fourth quarter of 2014 were $78.1 million, reflecting a 7% decrease compared to the same quarter in 2013. With the continued lack of visibility due to multiple changes applied by third parties outside of our control, and as a result of our continuing to invest lower amounts in customer acquisition, we expect 2015 revenues to be at a lower level than that of the last quarter of 2014 on an annualized basis.

Cost of Revenues

Cost of revenues consists primarily of salaries and related expenses, license fees, amortization of acquired technology and payments for content and server maintenance, all related to our product revenues and communicating with our users. Cost relating to search and advertising revenues are immaterial. Therefore, the percentage of cost of revenues increased with the Perion acquisition, where cost of revenues was higher relating to the product revenues. The number of employees included in cost of revenues was zero in both 2012 and 2013, and 22 at the end of 2014.

Customer Acquisition Costs

Our customer acquisition costs consist primarily of payments to publishers and developers who distribute our search properties together with their products, as well as the cost of distributing our own products. These amounts are primarily based on fixed fee arrangements and on revenue share agreements with our traffic sources. We increased customer acquisition costs dramatically in 2013, with the aim to increase the number of product downloads, users, search queries generated by those downloading our software or that of our partners, and subsequently, revenue from search, premium subscriptions and advertising, in an effort to offset the decreasing revenue levels under our search agreement with Microsoft. In order to mitigate some of the risk inherent in the lack of visibility regarding the generation of future revenues by the users of our partners' software, starting the third quarter of 2014, we have sought to work with higher margin partners, and we have been gradually shifting our model, with an emphasis on revenue share agreements instead of fixed fee arrangements. Customer acquisition costs were $119.6 million, $185.4 million, and $174.6 million in 2012, 2013, and 2014, respectively. The reduction in customer acquisition costs in 2014 as compared to 2013 was primarily in the second half of the year. In the fourth quarter of 2014, customer acquisition costs were approximately $29.0 million, compared to $59.6 million in the first quarter of 2014. We continue to seek higher quality and higher margin partners, as well as to prefer the sharing of future revenues and the risk inherent in them, rather than pay an up-front fixed fee to our partner software developers. Accordingly, we expect customer acquisition costs in 2015 to continue at a level similar to that of the fourth quarter of 2014.

Research and Development Expenses

Our research and development expenses consist primarily of salaries and other personnel-related expenses for employees primarily engaged in research and development activities, allocated facilities costs, subcontractors and consulting fees. Our research and development expenditures in 2014 increased compared to the prior year, primarily as a result of our concentrated effort in developing an advertising platform for mobile app developers. In addition, we discontinued some of the consumer app developed and as a result impaired in-process research and development acquired in the acquisition of Perion, as we realigned our product development focus in this direction. We continue to develop our mobile advertising platform, currently with an emphasis on the self-service offering. In addition, we are developing a platform for optimizing and increasing the retention and subsequent monetization from the users of our partners' mobile apps. This in addition to the ongoing development effort required in our desktop monetization offering, adapting and maintain compatibility with the ever-changing software landscape in which we operate. As a result, we expect a nominal increase in research and development expense in 2015, which, coupled with a decrease in revenues, would cause this expense to increase as a percentage of revenues, as well.

The number of employees in research and development were 146, 173, and 217 at the end of 2012, 2013, and 2014, respectively.

Selling and Marketing Expenses

Our selling and marketing expenses consist primarily of salaries and other personnel-related expenses for employees primarily engaged in marketing activities, allocated facilities costs, as well as other outsourced marketing activity. The number of employees in sales and marketing was 56, 66, and 115 at the end of 2012, 2013, and 2014, respectively.

General and Administrative Expenses ("G&A")

Our general and administrative expenses consist primarily of salaries and other personnel-related expenses for executive and administrative personnel, allocated facilities costs, professional fees and other general corporate expenses. G&A expenses in 2013 are those of ClientConnect prior to the acquisition of Perion and reflect the G&A expenses of a private company, acting as a division of a larger one, focused on organic growth. G&A expenses in 2014 are reflective of an independent public company, with all of its requisite costs, managing organic activity as well as being an active acquire of other businesses. This is also reflected in the significant increase in the number of G&A employees from 2013 to 2014. The number of G&A employees was 40, 55, and 98, at the end of 2012, 2013, and 2014, respectively.

We continue to enhance our management team with experienced professionals capable of managing constant change and new businesses, organic and acquired. G&A expenses, primarily salaries and share based compensation, increased nominally in 2012, 2013 and 2014. Looking forward, in 2015 we expect G&A expenses (excluding costs stemming from new acquisitions) to remain at the same level.

Impairment and Restructuring Charges

In 2014, we incurred impairment charges of $19.9 million related to intangible assets associated with desktop technologies acquired in the acquisition of Perion, that were determined during the process of integration with Perion to be redundant to the technology of ClientConnect. This impairment was also a result of our shifting future growth strategy towards mobile platforms and discontinuing some of the consumer products developed.

Costs related to the restructuring of our search monetization business, including a head count reduction as well as other cost saving measures, such as the consolidation of our Israeli offices from three floors to two in order to sublease the third floor, amounted to $4.0 million in 2014.

Income Tax Expense

A significant portion of our income is taxed in Israel. The standard corporate tax rate in Israel for 2014 and thereafter is 26.5% and was 25.0% in 2012 and 2013. For our Israeli operations we have elected to implement a tax incentive program pursuant to a 2011 Israeli tax reform, referred to as a "Preferred Enterprise," according to which a reduced tax rate of 16.0% is applied to our preferred income in 2014.

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

A critical accounting policy is an accounting policy that management believes is both most important to the portrayal of our financial condition and results and requires management’s most difficult subjective or complex judgment, often as a result of the need to make accounting estimates about the effect of matters that are inherently uncertain. While our significant accounting policies are discussed in Note 2 of the Financial Statements, we believe the following accounting policies to be critical:

Stock-Based Compensation

We account for share-based payment awards made to employees and directors in accordance with ASC 718, "Compensation – Stock Compensation", which requires the measurement and recognition of compensation expense based on estimated fair values. Determining the fair value of stock-based awards at the grant date requires the exercise of judgment, as well as the determination of the amount of stock-based awards that are expected to be forfeited. If actual forfeitures differ from our estimates, stock-based compensation expense and our results of operations would be impacted. Expense is recognized on a straight-line basis over the service period during which awards are expected to vest.

Total stock-based compensation expense recorded during 2014 was $15.1 million, of which $0.2 million was included in cost of revenues, $2.4 million was included in research and development costs, $3.0 million in selling and marketing expenses, $9.3 million in general and administrative expenses and $0.2 million in restructuring costs.

As of December 31, 2014, the maximum total compensation cost related to options and restricted stock units ("RSUs"), granted to employees and directors not yet recognized amounted to $13.0 million. This cost is expected to be recognized over a weighted average period of 1.4 years.

We estimate the fair value of standard stock options granted using the Binomial method option-pricing model. The option-pricing model requires a number of assumptions, of which the most significant is expected stock price volatility. Expected volatility was calculated based upon actual historical stock price movements of our stock. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term. The fair value of RSUs is based on the market value of the underlying shares at the date of grant.

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

Accounting for tax positions requires judgments, including estimating reserves for potential uncertainties. We also assess our ability to utilize tax attributes, including those in the form of carry forwards for which the benefits have already been reflected in the financial statements. We record valuation allowances for deferred tax assets that we believe are not more likely than not to be realized in future periods. While we believe the resulting tax balances as of December 31, 2014 are appropriately accounted for, the ultimate outcome of such matters could result in favorable or unfavorable adjustments to our consolidated financial statements and such adjustments could be material. See Note 12 of the Financial Statements for further information regarding income taxes. We have filed or are in the process of filing local and foreign tax returns that are subject to audit by the respective tax authorities. The amount of income tax we pay is subject to ongoing audits by the tax authorities, which often result in proposed assessments. We believe that we adequately provided for any reasonably foreseeable outcomes related to tax audits and settlement. However, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved, audits are closed or when statutes of limitation on potential assessments expire.

Business Combinations

We allocate the fair value of purchase consideration to the tangible assets acquired, liabilities assumed and intangible assets acquired based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. When determining the fair values of assets acquired and liabilities assumed, management makes significant estimates and assumptions, especially with respect to intangible assets.

Critical estimates in valuing certain intangible assets include but are not limited to future expected cash flows from customer relationships and acquired patents and developed technology; and discount rates. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates.

Other estimates associated with the accounting for acquisitions may change as additional information becomes available regarding the assets acquired and liabilities assumed, as more fully discussed in Note 3 of the Financial Statements.

Goodwill

Goodwill is allocated to reporting units expected to benefit from the business combination. We test goodwill for impairment at the reporting unit level at least annually, or more frequently if events or changes in circumstances occur that would more likely than not reduce the fair value of a reporting unit below its carrying value. Goodwill impairment tests require judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit. As of December 31, 2014, no impairment of goodwill has been identified.

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

Upon determination that the carrying value of a long-lived asset may not be recoverable based upon a comparison of aggregate undiscounted projected future cash flows from the use of the asset or asset group to the carrying amount of the asset, an impairment charge is recorded for the excess of carrying amount over the fair value. We measure fair value using discounted projected future cash flows. We base our fair value estimates on assumptions we believe to be reasonable, but these estimates are unpredictable and inherently uncertain. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for our tangible and intangible long-lived assets subject to amortization. In 2014, we incurred impairment charges of $19.9 million related to intangible assets associated with desktop technologies acquired in the acquisition of Perion that were determined during the process of integration with Perion to be redundant to the technology of ClientConnect. This impairment was also a result of our shifting future growth strategy towards mobile platforms and discontinuing some of the consumer products developed.

In addition, in connection with the restructuring plan, we recorded an impairment of $0.6 million of property and equipment.

Results of Operations

The following table sets forth, for the periods indicated, our statements of operations expressed as a percentage of total revenues (the percentages may not equal 100% because of the effects of rounding):

	Year Ended December 31,
	2012	2013	2014
Revenues:
Search	96%	85%	85%
Advertising and Other	4	15	15
Total revenues	100%	100%	100%

Costs and expenses:
Cost of revenues	1%	2%	7%
Customer acquisition costs	22	57	45
Research and development	3	7	11
Selling and marketing	1	3	7
General and administrative	1	6	10
Impairment and restructuring charges	-	-	6
Total costs and expenses	28	75	86

Operating income	72	25	14
Financial income (expense), net	1	1	(1)
Income before taxes on income	73	26	13
Income tax expense	14	7	2
Income from continuing operations	59	19	11
Loss from discontinuing operations, net	(4)	(10)	-
Net income	54%	9%	11%

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

As described above, in accordance with generally accepted accounting principles, the acquisition of ClientConnect by Perion, which closed on January 2, 2014, is accounted for as a reverse acquisition. Therefore, the comparative amounts in the following tables for the years ended December 31, 2013 and 2012 represent ClientConnect’s results for such periods. As a result, a significant portion of the year-over-year growth described below is attributable to the acquisition of Perion by ClientConnect, since Perion’s results are not included in the 2013 and 2012 results discussed below.

Revenues. Revenues increased by 19%, from $325.5 million in 2013, to $388.7 million in 2014. This increase was a result of increases in each of our revenue streams, as discussed below:

Search revenues. Search revenues increased by 19% in 2014, from $277.3 million in 2013, to $330.8 million in 2014. This increase was due to an increase in the number of downloads and consequently the number of users using our search service. This increase is attributable to organic growth, as well as the acquisition of Perion’s activity, which too was based on search-generated revenues. In 2013, Perion’s search revenues were $59.0 million. The year over year growth occurred entirely in the first half of 2014, when we recorded search-generated revenues of $189.3 million, increasing 38% over the first half of 2013. In the second half of 2014, with the reduced level of visibility regarding the future revenues from newly acquire users, we drew back on our customer acquisition costs and revenues declined, with search-generated revenues totaling $68.1 million in the fourth quarter of 2014, reflecting a 4% decrease as compared to the fourth quarter of 2013. We expect search-generated revenues to continue and be our main source of revenues in 2015. Since we continue to lack visibility regarding future revenues from acquired users, we expect to maintain this lower level of customer acquisition costs and therefore expect a continued decline in revenues going into 2015.

Advertising and other revenues. Advertising and other revenues increased by 20% in 2014, from $48.2 million in 2013 to $58.0 million in 2014. This increase is primarily attributable to the acquisition of Perion’s activity, its products and advertising revenues. In 2013, Perion’s product and other revenues were $28.1 million. In addition the increase was due to display advertising revenues that are to a great extent dependent on the distribution being done for search-generated revenues. This increase was partially offset by a decrease resulting from certain policy changes associated with the distribution of toolbars, causing us to discontinue one of our toolbar marketing venues. As with search generated revenues, the increase in these other revenues was attributable to the first half of the year, when such revenues totaled $35.0 million, an increase of 51% over the first half of 2013, while in the second half of 2014, with the decrease in customer acquisition costs, such revenues decreased as well, with a 23% decrease in the fourth quarter of 2014, from $13 million in the fourth quarter of 2013 to $10.0 million, in the fourth quarter of 2014. Therefore, as with the continued trend in search-generated revenues, we expect these revenues to decline somewhat from this level in 2015.

The following table shows costs and expenses by category (in thousands of U.S. dollars):

	Year ended December 31,
	2013	2014

Cost of revenues	$6,104	$27,817
Customer acquisition costs	185,355	174,575
Research and development	22,394	44,129
Selling and marketing	10,298	25,388
General and administrative	19,115	37,605
Impairment and restructuring charges	-	23,922

Total costs and expenses	$243,266	$333,436

Cost of revenues. Cost of revenues in 2014 was $27.8 million, as compared to $6.1 million in 2013, representing an increase of 356%. The increase is primarily attributable to amortization of intangible assets of $15.7 million due to acquisitions, as well as the cost of revenues for Perion’s legacy business recorded in 2014 and not included in 2013. In 2013, Perion’s cost of revenues were $11.4 million. The increase in amortization expenses caused the gross profit margin to decrease from 98% in 2013 to 93% in 2014.

Customer acquisition costs (“CAC”). CAC amounted to $174.6 million in 2014, compared to $185.4 million in 2013, representing a decrease of 6%. This decrease was entirely in the second half of 2014, when CAC amounted to $59.0 million, reflecting a 43% decrease compared to the second half of 2013. Our reduced level of investment was in light of our not having sufficient visibility to ensure a positive return on this investment, and as a result, our decision to engage higher margin software developing partners. As we continue to lack visibility regarding future returns on these investments, we expect to maintain this reduced level of investment in CAC in 2015.

Research and development expenses ("R&D"). R&D increased by $21.7 million in 2014, from $22.4 million in 2013, or 7% of sales, to $44.1 million, or 11% of sales, in 2014. The increase was primarily attributable to maintaining the technological edge of our desktop technologies and their ability to adapt to changing Internet platforms; and investing in mobile advertising platforms, primarily in our advertising marketing platform, developing tools and platforms to enhance our ability to increase advertising revenues, independent of our search offering. As a result, we expect our R&D expenditure to continue to increase nominally, and, coupled with an expected decrease in revenues, this will cause R&D expenses to increase as a percentage of sales as well.

Selling and marketing expenses ("S&M"). Selling and marketing expenses increased 147%, from $10.3 million in 2013 to $25.4 million in 2014. This increase was primarily attributable to the Perion acquisition. In 2013, Perion's S&M expenses amounted to $11.1 million. As we increase the marketing efforts required for our new products and platforms, we expect these expenses to increase only nominally from the level established in 2014, and, coupled with a lower level of expected revenue, we expect this expenditure to increase as a percentage of revenue in 2015.

General and administrative expenses ("G&A"). G&A increased 97%, from $19.1 million in 2013 to $37.6 million in 2014. The increase reflects primarily the fact that 2013 does not include Perion’s activity and G&A in that year are those of ClientConnect prior to the acquisition, reflecting the G&A expenses of a private company, acting as a division of a larger one, focused on organic growth. G&A expenses in 2014 are reflective of an independent public company, with all of its requisite costs, managing organic activity as well as being an active acquirer of other businesses. In 2013, Perion’s G&A expenses were in the amount of $15.1 million. We expect G&A expense in 2015 to continue at a level similar to that of 2014.

Impairment and restructuring charges. Impairment charges of $19.9 million related to intangible assets associated with desktop technologies acquired in the Perion acquisition that during the integration process were determined to be redundant to the technology of ClientConnect. This impairment was also a result of our shifting future growth strategy towards mobile platforms and discontinuing some of the desktop products and technologies that we had developed or acquired.

On November 6, 2014, we announced a restructuring of our search monetization business, which included a head count reduction as well as other cost saving measures, such as consolidating of our Israeli offices from three floors to two in order to sublease the third floor. The cost of $4.0 million recorded reflects expenses accrued, resulting from this restructuring.

Taxes on income. Income tax in 2014 was $9.6 million, compared to $22.6 million in 2013. In 2013, taxes on income includes tax expenses of $11.8 million in respect of release of ClientConnect trapped earnings. Excluding such $11.8 million, the effective tax rate in 2013 was 13%, increasing to 18% in 2014, primarily as a result of the significant increase in expenses not deductible for tax purposes in 2014, including $3.2 million of acquisition-related costs and $4.7 million in employee stock-based compensation.

Net income. Net income in 2014 was $42.8 million, compared to $28.6 million in 2013. This increase was primarily a result of net loss of $33.8 million from discontinued operations in 2013, partially offset by an impairment costs to intangible assets in the amount of $19.9 million, net of deferred tax benefit of $3.2 million that did not contribute to the current operations.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Revenues. Revenues decreased by 39% in 2013, from $537.0 million in 2012 to $325.5 million in 2013. This decrease was a result of a significant decrease in our search revenues partially offset by an increase in advertising revenues, as discussed below:

Search revenues. Search revenues decreased by 46%, from $517.0 million in 2012 to $277.3 million in 2013, primarily due to the significant decrease in the fees payable under the Microsoft agreement. The fees payable by Microsoft vary annually over the term of our prior agreement with Microsoft.

Advertising. Advertising revenues increased by 142%, from $19.9 million in 2012 to $48.2 million in 2013. This increase is attributable mainly to our offering to developers with the ability to easily incorporate ads into the download and installation process of their software, thereby further increasing monetization opportunities. The following table shows costs and expenses by category (in thousands of U.S. dollars):

	Year ended December 31,
	2012	2013

Cost of revenues	$5,513	$6,104
Customer acquisition costs	119,555	185,355
Research and development	16,858	22,394
Selling and marketing	7,920	10,298
General and administrative	4,705	19,115

Total costs and expenses	$154,551	$243,266

Cost of revenues. Cost of revenues increased by 11% from $5.5 million in 2012, to $6.1 million in 2013.

Customer acquisition costs. CAC increased by 55%, from $119.6 million in 2012, to $185.4 million in 2013. This increase reflected our strategy to grow search-generated revenues, leveraging our ability to analyze this investment and determine the expected positive return over the coming year.

Research and development expenses. R&D expenses increased by 33%, from $16.9 million in 2012, to $22.4 million in 2013. The increase was as a result of our investing in enriching our product pipeline and addressing frequent changes in the Internet and PC platforms that serve as a basis for our offering.

Selling and marketing expenses. S&M expenses increased by 30%, from $7.9 million in 2012, to $10.3 million in 2013. The increase was primarily due to an increase of $4.8 million in salaries and related expenses, as we increased our staff to generate a higher level of revenues.

General and administrative expenses. G&A increased from $4.7 million in 2012, to $19.1 in 2013. This increase was primarily due to $8.5 million increase in share based compensation expenses and $3.7 million in legal costs associated with the reorganization in regards to the split of ClientConnect from Conduit and the acquisition of Perion compared to those expenses in the previous year.

Taxes on Income. Income tax in 2013 was $22.6 million, compared to $75.4 million in 2012. While nominally taxes on income declined, the effective income tax rate increased from 19% to 27%, primarily as a result of the significant increase in expenses not deductible for tax purposes in 2013, particularly $8.8 million in employee stock-based compensation and $2.1 million of costs related to acquisition.

Net Income. Net income in 2013 was $28.6 million, compared to $290.9 million in 2012. This decrease was primarily a result of the significant decrease in revenues as described above.

B.            LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2014, we had $101.2 million in cash and cash equivalents, compared to $0.9 million at December 31, 2013. The low cash balance as of December 31, 2013, was due to the terms of the ClientConnect split from Conduit, pursuant which most of the cash balances as of such date remained with Conduit. The increase in cash and cash equivalents in 2014 is the result of $72.0 million cash provided by operating activities and $35.2 million from financing activities, mainly proceeds from the issuance of convertible debt, partially offset by $7.0 million of investing activities. We believe that our cash balances and cash generated from operations will be sufficient to meet our anticipated cash requirements for operations for at least the next 12 months.

For 2012, 2013 and 2014, our cash flows from continuing operations were as follows:

	Year ended December 31,
	2012	2013	2014
Net cash provided by operating activities	$328,460	$85,291	$72,042
Net cash provided by (used in) investing activities	61,211	(77,873)	(6,984)
Net cash provided by (used in) financing activities	(335,603)	$(64,159)	35,176

	$54,068	$(56,741)	$100,234

Net cash provided by operating activities. In 2014, our operating activities provided cash in the amount of $72.0 million, primarily due to net income of $42.8 million, increased by non-cash depreciation, amortization and impairment expenses of $42.0 million, non-cash stock-based compensation expenses of $15.1 million, other non-cash expenses of $3.5 million and an increase in accounts payable and accrued expenses of $12.0 million, offset by a net increase of $13.9 million in deferred tax assets, an increase in accounts receivable of $23.6 million and changes of $5.9 million in other operating assets and liabilities.

In 2013, our continuing operating activities provided cash in the amount of $85.3 million primarily due to net income from continuing operations of $62.4 million, increased by non-cash depreciation and amortization of $2.1 million, non-cash stock-based compensation expenses of $10.4 million, other non-cash expenses of $1.2, a decrease in accounts receivables of $18.0 million and an increase in accounts payable of $8.7 million, offset by a decrease in deferred revenues of $6.2 million and changes in other operating assets and liabilities of $11.3 million.

In 2012, our continuing operating activities provided cash in the amount of $328.5 million primarily due to net income from continuing operations of $314.7 million, increased by non-cash depreciation and amortization of $1.9 million, non-cash stock-based compensation expenses of $1.6 million, an increase in accounts payables of $10.4 million, an increase in accrued expenses and other current liabilities of $13.0 and an increase in other receivables of $2.0 million, partially offset by an increase in accounts receivable of $7.7 million, decrease in deferred revenues of $6.3 million and non-cash financial income of $1.3 million.

Net cash provided by (used in) investing activities. In 2014, our investing activities used cash in the amount of $7.0 million, primarily due to $10.9 million invested in the purchase of property and equipment, $4.3 million in cash used for the acquisition of Grow Mobile and a deposit of $15.0 million in short term bank deposits, partially offset by cash acquired through the acquisition of Perion in the amount of $23.4 million.

In 2013, our continuing investing activities used cash in the amount of $77.9 million, primarily due to investments in short term investments, net of proceeds, of $76.0 million and purchase of property and equipment of $1.9 million.

In 2012, our continuing investing activities provided cash in the amount of $61.2 million, primarily due to net proceeds from short term investments of $62.9 million, offset by purchase of property and equipment of $1.7 million.

Net cash provided by (used in) financing activities. In 2014, our financing activities provided cash in the amount of $35.2 million, primarily from $37.9 million raised from the Israeli public in long-term, convertible debt, $1.6 million from the exercise of stock options and $0.5 million contribution by shareholders, offset by $2.5 million payment made in connection with an acquisition and $2.3 million repayment of long-term bank loans.

In 2013, our continuing financing activities used cash in the amount of $64.2 million, primarily due to the $65 million of payment of dividend made upon consummation of the spin-off of ClientConnect from Conduit, partially offset by proceeds from exercise of stock options in the amount of $0.8 million.

In 2012, our continuing financing activities used cash in the amount of $335.6 million, primarily due to the $338.7 million payment of dividend, offset by proceeds from the exercise of stock options in the amount of $3.1 million.

Credit Facilities

In September 2011, we entered into a loan agreement with each of Bank Leumi Le-Israel ("Leumi") and First International Bank of Israel ("FIBI"), to secure a credit facility of up to a total of $20 million of financing. During the second quarter of 2012, we amended both agreements, and in addition reduced the amount of the credit facility to $10 million, $6.0 million provided by Leumi, and $4.0 million by FIBI. In December 2014 we executed a cross-currency and interest SWAP transaction with Leumi in order to mitigate the potential impact of the fluctuations in the ILS/$ exchange rate in regards to the future interest and principal payments of our convertible bonds (described below), which are all denominated in ILS. In April 1, 2015, we amended the agreement with Leumi in regards to the financial covenants to secure the fulfillment of all the obligations, liabilities and indebtedness to Leumi effective December 31, 2014. The repayment of the debt is structured over four and five years from the respective draw dates, and we have an option under each agreement for early repayment. As of December 31, 2014, we had bank loans outstanding in the amount of $4.25 million to be paid over the next one to two years, including $1.95 million classified as long term debt and $2.3 million as current maturities. In order to secure our obligations to the banks, we originally granted to the banks a first priority floating charge on all of our assets and a first priority fixed charge on certain other immaterial assets, which were removed in 2014 due to the lower outstanding amounts under the credit facilities. We do have in place negative pledges for the benefit of the banks and liens over other deposits deposited with the banks from time to time.

Series L Convertible Bonds

On September 23, 2014, we completed a public offering in Israel of Series L Convertible Bonds (the "Bonds"). The Bonds have an aggregate principal amount of approximately ILS 143.5 million (approximately $36.9 million as of December 31, 2014) at a price of ILS 965 per unit of ILS 1,000 par value. We received total net proceeds of approximately ILS 136.4 million (approximately $35.1 million as of December 31, 2014). The Bonds, which are listed on the Tel Aviv Stock Exchange, are convertible into an aggregate of approximately 4.27 million ordinary shares, at a conversion price of ILS 33.605 per share (approximately $8.6 per share as of December 31, 2014). The principal of the Bonds are repayable in five equal annual installments commencing on March 31, 2016, with a final maturity date of March 31, 2020. The Bonds bear interest at the rate of 5% per year, subject to increase to up to 6% in the event of downgrades of our debt rating. The interest is payable semi-annually on March 31 and September 30 of each of the years 2015 through 2019, as well as a final payment on March 31, 2020.

Under the terms of our Bonds, our ability to make distributions is subject to various limitations, including:

•	the distribution will not cause shareholders’ equity to be below $150 million or, except with respect to repurchase of equity securities, retained earnings to be below $31.5 million;
•	the distributions in any year may not exceed 50% of the accumulated net income of the prior years, starting with 2013; and
•	the ratio of net financial indebtedness to twelve-month EBITDA is not more than 1.5 at the end of the prior quarter.

As of December 31, 2014, we met all the foregoing conditions.

Under the terms of our Bonds, we are required to maintain and comply with the following financial covenants:

•	shareholders' equity of at least $120 million at the end of each quarter;
•	ratio of net financial indebtedness to twelve-month EBITDA of not more than 2.5 at the end of each quarter;
•	twelve-month EBITDA at the end of each quarter of not less than 40% of original aggregate principal amount of the bonds; and
•	cash and cash equivalents of at least $10 million (and, six months prior to each principal payment date, a sufficient amount to repay the principal and interest then due).

As of December 31, 2014, we were in compliance with all of the foregoing covenants.

C.            RESEARCH, DEVELOPMENT, PATENTS AND LICENSES, ETC.

Our research and development activities are conducted internally by a 267 person research and development staff. Research and development expenses were $16.9 million, $22.4 million and $44.1 million in the years ended December 31, 2012, 2013, and 2014, respectively. In 2014, our efforts were focused on maintaining our software products to adapt with changes to operating systems, browsers or other underlying platforms. Additionally, we focused our research and development efforts on developing the new mobile advertising platform-based solutions that will offer developers (i) effective distribution tools, (ii) increased monetization capabilities, and (iii) enhanced optimization via powerful, reliable, and easy-to-use analytics.

For a discussion of our intellectual property and how we protect it, see "Business Overview—Intellectual Property" under Item 4.B above.

D.            TREND INFORMATION

Industry trends expected to affect our revenues, income from continuing operations, profitability and liquidity or capital resources:

1.
In recent years the browser companies, particularly Google’s Chrome, as well as other browsers, have been instituting policy changes and regulations making it increasingly difficult to change a browser’s settings, including the ability to change a browser’s default search settings. Changing such settings has been a major part of the Company’s monetization model and until now we have been successful in overcoming these measures; however, it is becoming increasingly difficult to do so. In connection with these efforts by the browser companies, they are also making an effort to reset the applicable browser’s settings back to its default setting, causing us to have to recapture our users on a more concurrent basis. These activities have shortened the average lifetime we see from users utilizing our search settings. This has reduced the return on investment from our marketing and distribution efforts, moreover, the increased frequency of changes has limited our visibility and therefore our ability to invest in customer acquisition.  However, we believe that as the market consolidates around accepted marketing practices, there will remain sufficient business and reasonably high profit margins to generate significant revenues and profits.

2.
New regulations governing the ability to download software from the major software depositories such as the Google Store have limited our ability to bundle search products, including toolbars, and other services with the other software.  In the past we were successful in working around these restrictions, but this has negatively affected our distribution to some degree and caused us to find work-arounds and ways for us and our software developer partners to offer and download software from alternative sites. We currently are working on taking the business to a less intrusive and more cooperative, and user friendly direction. This will on the one hand reduce the level of business, but on the other, we believe this will improve our reputation and ability to attract new customers, working hand-in-hand with the major search engine companies.

3.
The browsers and certain software depositories have restricted the ability to download multipurpose toolbars. As such, we currently do not distribute toolbars for those browsers and through those venues and currently are not offering toolbars to new users.

4.
In 2013, Google continued to institute further changes to its search partner policies, changing the way Google’s partners (such as Perion) acquire and retain customers. Although these changes aim to improve the user experience (which is a goal that we share), they reduced our return on investment and we currently do not foresee it rebounding in the near future. In addition, we see these changes having long-term effects on the search market. We believe that our acquisition of ClientConnect has offered a viable alternative to the relationship with Google, due to its special relationship with Microsoft, including a less restrictive policy environment. In addition, our newly attained larger size strengthens our bargaining position in negotiating with the search engine companies. Although we have attained a certain advantage of size and while we have increased our search engine alternatives, the limited number of relevant search engine alternatives limits our marketing abilities, and as a result reduced the return on investment from our marketing efforts.  In addition, these policies have limited our ability to partner with software developers and distributors that are non-compliant with the new policies, thereby restricting our ability to grow our business at the pace we have been accustomed to in past years.

5.
In the interim, and until the market consolidates around more acceptable market practices, some of the other companies in this market have become even more aggressive, causing the operating system companies, such as Microsoft – Windows and Apple –is to come more protective and also issue directives regarding what they will allow and not allow. This too has given us reason to seek “the high-ground” with more acceptable practices, that may in the short-term hinder our distribution, but we believe in the long-term, establish us as a transparent, user-friendly company.

6.
To address the multiple threats and changes regarding the long-term ability to grow search-generated revenues, we are refocusing our core competencies and investing internal development efforts as well as focusing our acquisition efforts towards creating mobile advertising platform for app developers.

7.
There has been a growing usage of mobile platforms and, as a result, an increasing share of advertising campaigns channeled towards mobile platforms. Being a nascent industry it is very fragmented, from the administrative, technological and analytical aspects of the business. We aim to develop and market a platform that will simplify and organize the advertising process for mobile app developers, that as a fully managed service for the smaller app developers, and a self-serve platform augmenting the internal marketing staff by large app developers.

For more information on uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our business, see Item 3 "Key Information—Risk Factors."

For additional trend information, see the discussion in "Item 5.A Operating and Financial Review and Prospects – Operating Results."

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

F.            TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes our contractual commitments as of December 31, 2014 and the effect those commitments are expected to have on our liquidity and cash flow in future periods.

	Payments Due by Period (U.S. dollars in thousands)( ****)
Contractual Commitments as of December 31, 2014	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 Years
Long-term debt, including current portion.(*)	$4,250	$2,300	$1,950	$-	$-
Accrued severance pay.(**)	1,427	-	-	-	1,427
Convertible debt.(*)	36,900	-	14,760	14,760	7,380
Contingent consideration.(***)	20,899	9,770	11,129	-	-
Operating leases	20,468	2,547	4,285	4,219	9,417
Total	$83,944	$14,617	$32,124	$18,979	$18,224
_____________

(*)	Long-term debt and convertible debt obligations represent maximum repayment of principal and do not include interest payments due thereunder.

(**)
Severance pay obligations to our Israeli employees, as required under Israeli labor law and as set forth in employment agreements, are payable only upon termination, retirement or death of the respective employee and are for the most part covered by ongoing payments to funds to cover such obligations. Of this amount, only $ 904 is unfunded.

(***)
Contingent consideration represents the maximum cash payments we will be obligated to make under contingent consideration arrangements with former owners of certain entities we acquired if specified conditions are satisfied. As of December 31, 2014 we have cash payment obligations related to acquisitions in the amount of $10,245 included on our balance sheet.

(****)
The total amount of unrecognized tax benefits for uncertain tax positions was $724 in thousands as of December 31, 2014. Payment of these obligations would result from settlements with taxing authorities. Due to the difficulty in determining the timing of resolution of audits, these obligations are not included in the table.

ITEM 6.                  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.            DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our executive officers and directors as of April 15, 2015:

Name	Age	Position
Tamar Gottlieb*(3) (4)	58	Chairperson of the Board
Dror Erez(3)	46	Director
Alan Gelman*(1)(2)	59	Director
Roy Gen(4)	43	Director
David Jutkowitz*(1)(2)(3)(4)	64	External Director
Avichay Nissenbaum*(1)(2)(4)	48	External Director
Michael Vorhaus*	57	Director
Josef Mandelbaum	48	Chief Executive Officer
Yacov Kaufman	57	Chief Financial Officer
Limor Gershoni Levy	44	Senior Vice President, General Counsel
Shai Gottesdiener	38	General Manager, Perion Mobile Marketing Division
Yuval Hamudot	41	General Manager, Consumer Product Division
Dana Maor	48	Senior Vice President, Human Resources
Amir Nahmias	46	General Manager, CodeFuel Division
Micki Kolko	52	Chief Technology Officer
Michael Waxman-Lenz	51	Chief Strategy Officer
____________
*	"Independent director" under the NASDAQ Listing Rules.
(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and governance committee.
(4)	Member of the investment committee.

There are no arrangements or understandings between any of our directors or executive officers and any other person pursuant to which our directors or executive officers were selected.

Tamar Gottlieb has been a director of the Company since 2001 and has served as the Chairperson of the Company's board of directors since the Company's initial public offering in February 2006. Since January 2001, Ms. Gottlieb has served as a Managing Director of Harvest Capital Markets Ltd., an investment banking and financial consulting firm that she founded in January 2001. Prior to 2001, Ms. Gottlieb served as either a managing director or a senior manager at several investment banking institutions, including Investec Clali – Management & Underwriting Ltd. (July 1997 to January 2001), Oscar Gruss (1996) Ltd. (February 1996 to May 1997) and Leumi & Co. Investment Bankers Ltd. (1980 to 1991). From 1991 to 1994, Ms. Gottlieb served as the Founding Managing Director of Maalot – The Israeli Securities Rating Company Ltd., Israel’s first credit rating agency. Ms. Gottlieb currently serves as a board member of several Israeli public and private companies, including Albaad Massuot Yitzhak Ltd. (TASE: ALBA), and Extell Limited Ltd. (TASE:EXTD.B2). Ms. Gottlieb has also served as a director of other companies, including Carasso Motors Ltd. (TASE: CRSO), IDB Development Corporation Ltd. and Reit 1 Ltd (TASE: RIT1)., El Al Israeli Airlines Ltd. (TASE: ELAL) and "Dan" Public Transportation Company Ltd. Ms. Gottlieb holds a B.A. in International Relations from the Hebrew University of Jerusalem and an M.A. in Economics from Indiana University.

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

Alan Gelman has been a director of the Company since August 2011. He also serves as a director of Ion Asset Management Ltd. From December 2012 through May 2013, he served as the Global CFO and Deputy CEO of Better Place Inc. (in liquidation). From 2008 to 2012, Mr. Gelman served as the Chief Financial Officer and Deputy Chief Executive Officer of Bezeq the Israeli Telecommunication Corp Ltd. (TASE: BEZQ). From 2006 to 2007, Mr. Gelman served in various positions at the Delek Group Ltd. (TASE: DELKG), including as the Deputy CEO and Chief Financial Officer from 2006 to 2007. From 2001 to 2006, Mr. Gelman served as the Chief Financial Officer of Partner Communications Company Ltd. (NASDAQ and TASE: PTNR), and from 1997 to 2000, he served as the Chief Financial Officer of Barak ITC. He holds a B.A. in Accounting from Queens College and an M.B.A. from Hofstra University. Mr. Gelman is licensed as a Certified Public Accountant in New York (inactive) and in Israel.

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

David Jutkowitz has been an external director of the Company since December 2007, and in January 2011, he was reelected to serve a third three-year term. Mr. Jutkowitz serves as a director of Extal Ltd., and of King Engine Bearings Ltd. From 2006 to 2010, Mr. Jutkowitz served as a director of Arad Investment and Industrial Development Ltd. (TASE: ARAD), and from 2001 to October 2007, Mr. Jutkowitz served as an external director of Carmel Investment Group Ltd., and as a member of the audit, investment and portfolio committees of Carmel Investment Group Ltd. From 2000 to 2003, Mr. Jutkowitz served as the Chief Executive Officer of BXS Ltd. From 1995 to 2002, Mr. Jutkowitz served as the Chief Executive Officer of E.L. Advanced Science Ltd. From 1976 to 2001, Mr. Jutkowitz served as the Chief Financial Officer of Etz Lavud Ltd.

Avichay Nissenbaum has been an external director of the Company since July 2009, and in September 2012, he was reelected to serve a second three-year term. In 2012, Mr. Nissenbaum co-founded Lool Ventures L.P. and has since served as its general partner. In 2006, Mr. Nissenbaum co-founded Yedda, Inc., which was acquired by AOL, Inc. (NYSE: AOL) in November 2007. He served as Yedda's Chief Executive Officer from 2006 to 2011. In 1996, Mr. Nissenbaum co-founded SmarTeam Corporation Ltd., which was acquired by Dassault Systems, S.A. in 1999. From 1996 to 2005, Mr. Nissenbaum served in various positions at SmarTeam, including as VP Product, Executive VP Sales, Marketing and Business Development. Mr. Nissenbaum serves as a director of Tipa-Corp Ltd., as well as certain portfolio companies of Lool Ventures, including Zooz Ltd., Familio Technologies Ltd., Online Permission Technologies, Mediasafe, Sensibo Ltd., Shopial Ltd. and Mabaya.  Mr. Nissenbaum also serves as a director of "leaders of the Future" NPO. Mr. Nissenbaum holds a B.Sc. in Computer Science and a B.A. in Economics, both from Bar-Ilan University.

Michael Vorhaus has been a director of the Company since April 2015. Since 1994, he has served as President of Frank N. Magid Associates, Inc., a research-based strategic consulting firm. From 1994 to 2008, he served as its Senior Vice President and Managing Director and since 2008 he has served as the President of Magid Advisor, a unit of Magid Associates. From 2013-2014, Mr. Vorhaus served as a director of Grow Mobile. In 1987, he founded Vorhaus Investments. Mr. Vorhaus holds a B.A. in Psychology from Wesleyan University and completed the Management Development Program at the University of California, Berkeley's Haas School of Business.

Josef Mandelbaum has been the Chief Executive Officer of the Company since July 2010 and served as a director from January 2011 to January 2014. From 1995 to 2010, Mr. Mandelbaum served in various positions at American Greetings Corporation (NYSE: AM), including as Chief Executive Officer of the AG Intellectual Properties group, from 2000 to 2010 and as Senior Vice President of the Sales and Business Development of the AG Interactive group, from 1998 to 2000. Mr. Mandelbaum holds a B.A. in Economics from Yeshiva University and an M.B.A. from the Weatherhead School of Management at Case Western Reserve University.

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

Shai Gottesdiener has been our General Manager of the Perion Lightspeed division of the Company since January 2015. From July 2013 until December 2014, Mr. Gottesdiener was our CTO. From 2009 until 2013, Mr. Gottesdiener worked at 888, where he served as its Vice President of R&D. Between 2000-2009, Mr. Gottesdiener held various positions in Matrix, including its Development Subdivision Manager. Mr. Gottesdiener holds a B.A. in Logistics and Computer Science from Bar-Ilan University.

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

Amir Nahmias has been the General Manager of our CodeFuel division since December 2014. From March 2008 until December 2013, Mr. Nachmias served as Vice President of Publishers at Conduit Ltd. Between January 2014 and December 2014, Mr. Nachmias served as a Vice President of Sales and Partnerships in our Codefuel division.

Miki Kolko has been our CTO since January 2015. From 2012-2014 Mr. Kolko served as the Company VP of the Data Services Group. Previously, Mr. Kolko served as vice president of data at LivePerson (NASDAQ:LSPN), a global leader of digital engagement technology. Prior to his work at LivePerson, Mr. Kolko served in various engineering executive management positions and was a founder and chief technology officer of 3 startups in enterprise software and Internet B2C. Mr. Kolko holds a MSc in computer science from Tel Aviv university and a B.A. in mathematics and computer science from Bar Ilan University.

Michael Waxman-Lenz has been our Chief Strategy Officer since April 2015. From 2011 to March 2015, he was the CEO and co-founder of INTEAD, LLC, an education marketing/technology company. From 2000 to 2010, Mr. Waxman-Lenz served in various positions at American Greetings Corporation (NYSE: AM), including as General Manager of AG.com, from 2009 to 2010, Chief Financial Officer of the AG Intellectual Properties group, from 2002 to 2009 and as Vice President of Corporate and Business Development of the AG Interactive group, from 2000 to 2002. From 1999-2000, he served as the Vice President of Business Development of eAgents (acquired by American Greetings Interactive) and from 1996 to 1999, he worked as an investment advisor for the Eagle Venture Fund. From 1992 to 1996, Mr. Waxman-Lenz worked as a manager at Ernst & Young and from 1990 to 1992 he worked as an economist for the Institute of International Finance (IIF).  Mr. Waxman-Lenz currently serves as a director on the board of Punchbowl Software. He holds an M.A. in international economics and U.S. Foreign Policy from the Johns Hopkins University, School of Advanced International Studies and is a CFA charter holder.

There are no family relationships between any of our directors or executive officers.

B.            COMPENSATION

The aggregate direct compensation we paid to our officers as a group (8 persons) for the year ended December 31, 2014, was approximately $7.1 million, which included approximately $0.9 million that was set aside or accrued to provide for pension, retirement, severance or similar benefits. This amount includes bonuses paid to our officers pursuant to our executive bonus plan based on company performance measures, in accordance with our Compensation Policy for Directors and Officers. This amount does not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses, and other benefits commonly reimbursed or paid by companies in Israel. We did not pay our officers who also serve as directors any separate compensation for their directorship during 2014.

The aggregate compensation we paid to our directors who are not officers for their services as directors as a group for the year ended December 31, 2014 was approximately $0.3 million. In addition, our directors are reimbursed for expenses incurred in order to attend board or committee meetings.

In the year ended December 31, 2014, we granted (i) options to purchase 285,000 ordinary shares to our directors and officers, at a weighted average exercise price of $10.17 per share, and the latest expiration date for such options is December 2019, and (ii) 232,400 RSUs to our Chief Executive Officer, with a purchase price per share of ILS 0.01. The RSUs automatically vest into our ordinary shares over a period of three years, subject to continued employment, with 20% of each grant vesting on the first anniversary of the applicable date of grant, 30% of each grant vesting on the second anniversary of the applicable date of grant and 50% of each grant vesting on the third anniversary of the applicable date of grant. These options and RSUs were granted under our Equity Incentive Plan, as amended, formerly known as the 2003 Israeli Share Option Plan (the "Incentive Plan").

We pay each of our directors $40,000 per year, subject to adjustment for changes in the Israeli consumer price index and applicable changes in the Israeli regulations governing the compensation of external directors. Each of our directors also receives an annual grant of options to purchase 10,000 ordinary shares under the Incentive Plan. Each option is exercisable for a term of five years at an exercise price per share equal to the closing price of our ordinary shares on the date of the annual meeting of shareholders on which such option was granted, as reported by the NASDAQ Stock Market. The options vest in three equal installments on each anniversary of date of grant. Following termination or expiration of the applicable director's service with the Company, provided that the termination or expiration is not for "cause" and is not a result of the director's resignation, the options would retain their original expiration dates and, with respect to each grant, the upcoming tranche of options that are scheduled to vest immediately subsequent to the termination date, if any, will automatically vest and become exercisable. All unvested options held by the director will automatically vest and become exercisable upon a change of control of the Company, which is defined for this purpose as (i) a merger, acquisition or reorganization of the Company with one or more other entities in which the Company is not the surviving entity, (ii) a sale of all or substantially all of the assets of the Company; (iii) a transaction or a series of related transactions as a result of which more than 50% of the outstanding shares or the voting rights of the Company are beneficially owned by one person or group (as defined in the SEC rules).

The table below reflects the compensation granted to our five most highly compensated office holders during or with respect to the year ended December 31, 2014. We refer to the five individuals for whom disclosure is provided herein as our "Covered Executives."

For purposes of the table below, "compensation" includes salary cost, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to the Company, as recognized in our financial statements for the year ended December 31, 2014, including the compensation paid to such Covered Executive following the end of the year in respect of services provided during the year. Each of the Covered Employees was covered by our D&O liability insurance policy and was entitled to indemnification and exculpation in accordance with applicable law and our articles of association. All numbers below are in US Dollars in thousands.

Name and Principal Position (1)	Salary Cost (2)	Bonus (3)	Equity-Based Compensation (4)	Total
Josef Mandelbaum, CEO	607	113	1,650	2,370
Yacov Kaufman, CFO	362	30	540	932
Amir Nahmias, General Manager, CodeFuel Division (5)	590	------	514	1,104
Tomer Pascal, Former General Manager, Mobile Marketing Division (6)	295	------	750	1,045
Josh Wine, Former President, Perion (7)	216	------	4,584	4,800
____________________

(1)	Unless otherwise indicated herein, all Covered Executives are employed on a full-time (100%) basis.

(2)
Salary cost includes the Covered Executive's gross salary plus payment of social benefits made by the Company on behalf of such Covered Executive. Such benefits may include, to the extent applicable to the Covered Executive, payments, contributions and/or allocations for savings funds (e.g., Managers' Life Insurance Policy), education funds (referred to in Hebrew as "keren hishtalmut"), pension, severance, risk insurances (e.g., life, or work disability insurance), payments for social security and tax gross-up payments, vacation, car, medical insurances and benefits, phone, convalescence or recreation pay and other benefits and perquisites consistent with the Company’s policies.

(3)	In addition, salary cost annual bonuses granted to the Covered Executives based on formulas set forth in the annual compensation plan approved by the Board of Directors.

(4)
Represents the equity-based compensation expenses recorded in our consolidated financial statements for the year ended December 31, 2014.  Such numbers are based on the option or RSU grant date fair value in accordance with accounting guidance for equity-based compensation and does not necessarily reflect the cash proceeds to be received by the applicable officer upon the vesting and sale of the underlying shares. For a discussion of the assumptions used in reaching this valuation, see Note 2s to our Financial Statements.

(5)
Appointed as General Manager, CodeFuel Division as of December 2014. Included in the "Salary Cost" column of Mr. Nahmias are sales commissions paid to him pursuant to his sales commission plan, which was cancelled upon his appointment as General Manager.

(6)	Not with the Company as of February 2015.

(7)
Date of employment termination was June 19, 2014. The Company reached a settlement under which it accelerated 479,980 stock options, granted originally by Conduit, upon termination. In accordance with ASC 718, "Compensation - Stock Compensation", the Company reversed expenses previously recorded in connection with the unvested stock options and remeasured the award as of the termination date. Total incremental expense incurred in connection with the acceleration is included in general and administrative expenses. Included in the "Salary Cost" column of Mr. Wine is an additional fixed bonus payment, which is an amount that was paid to him pursuant to Mr. Wine's employment agreement that he entered into with ClientConnect prior to the acquisition of Perion by ClientConnect.

Compensation Terms of our Chief Executive Officer

Josef Mandelbaum, our Chief Executive Officer since July 2010, is currently entitled to a base salary of ILS 140,000 per month. He is entitled to an annual salary increase at a rate equal to the average rate of the increase in annual salaries of our senior management in the applicable year. In addition, Mr. Mandelbaum is entitled to an annual bonus equal to up to 50% of his base salary, subject to our meeting our annual targets for revenue and EBIT set by our Board of Directors. Half of the bonus depends on meeting the revenue target and half on meeting the EBIT target.

We granted to Mr. Mandelbaum 200,000 RSUs on November 18, 2013 and 232,400 RSUs on January 2, 2014. These RSUs were granted under the Incentive Plan and have a purchase price of ILS 0.01 per share. They vest over a period of three years, subject to continued employment, with 20% of each grant vesting on the first anniversary of the applicable grant date, 30% on the second anniversary and 50% on the third anniversary.

Mr. Mandelbaum's employment agreement does not provide for a specified term and may be terminated by either party. If we terminate his employment, we are required to provide him with twelve months' notice. If Mr. Mandelbaum resigns, he must provide us with six months’ notice, during which time his employment would continue in accordance with the terms of his employment agreement, provided, however, we may determine to reduce such period to three months, during which time Mr. Mandelbaum would not be obligated to continue his employment. During the notice period, Mr. Mandelbaum would be entitled to all payments and benefits pursuant to his then-current compensation terms, including continued vesting of any equity-based awards. As required by Israeli law, we will also remit severance payment to Mr. Mandelbaum in an amount equal to one month’s salary for each year of employment with us. Such amount of severance payment will be payable even if he resigns. In the event that Mr. Mandelbaum resigns, his vested options will be exercisable for one year from the termination date, the amount of unvested options equal to the pro rata options (as such term is defined in Mr. Mandelbaum's option agreement) will become vested. In the event that Mr. Mandelbaum's employment is terminated by us without "cause" (as defined in the Incentive Plan), his vested options will be exercisable until the expiration date thereof and the amount of unvested options equal to the pro rata options (as such term is defined in Mr. Mandelbaum's option agreement) will become vested.

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

NASDAQ Requirements

Under the NASDAQ Listing Rules, a majority of our directors are required to be "independent directors" as defined in the NASDAQ Listing Rules. Four out of the six members of our board of directors, Tamar Gottlieb, Alan Gelman, David Jutkowitz and Avichay Nissenbaum, are independent directors under the NASDAQ requirements.

We are also required by the NASDAQ Listing Rules to have an audit committee, all of whose members must satisfy certain independence requirements.

The NASDAQ Listing Rules require that director nominees be selected or recommended for the board’s selection either by a committee composed solely of independent directors or by a majority of the independent directors on the board, subject to limited exceptions. Pursuant to such an exception, our nominating and governance committee is currently composed of a majority of independent directors.

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

Our board of directors currently consists of six directors, two of whom qualify as "external directors" under Israeli law and have also been determined by our board of directors to qualify as "independent directors" for the purpose of the NASDAQ Listing Rules. Other than external directors, who are subject to special election requirements under Israeli law, our directors are elected in three staggered classes by the vote of a majority of the ordinary shares present and entitled to vote at meetings of our shareholders at which directors are elected. The members of only one staggered class will be elected at each annual meeting for a three-year term, so that the regular term of only one class of directors expires annually. Our annual meeting of shareholders is required to be held at least once during every calendar year and not more than fifteen months after the last preceding meeting. At our 2014 annual meeting of shareholders, held on December 9, 2014, the three-year term of Ms. Iris Beck expired and no directors were elected. In March 2015, our board of directors appointed Mr. Michael Vorhaus as a director for a three-year term, subject to ratification at our next meeting of shareholders.  At our 2013 annual meeting of shareholders, held on September 2, 2013, Mr. Josef Mandelbaum was reelected as a director for an additional three-year term and Mr. Alan Gelman was reelected as a director for a three-year term. In connection with the closing of the ClientConnect Acquisition on January 2, 2014, Mr. Dror Erez replaced Mr. Mandelbaum as a director and Mr. Roy Gen replaced Ms. Adi Soffer Teeni as a director. At our 2012 annual meeting of shareholders, held on September 27, 2012, Ms. Tamar Gottlieb was reelected as a director for an additional three-year term and Ms. Adi Soffer Teeni was elected as a director for an initial three-year term. The external directors are not assigned to a class and are elected in accordance with the Companies Law. At our 2013 annual meeting of shareholders, held on September 2, 2013, Mr. David Jutkowitz was reelected to serve as an external director for a third three-year term. On September 27, 2012, Mr. Avichay Nissenbaum was reelected to serve as an external director for a second three-year term.

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

External Directors

Under the Companies Law, Israeli companies whose shares have been offered to the public in or outside of Israel are required to appoint at least two individuals to serve as external directors. Our external directors under the Companies Law are Mr. Avichay Nissenbaum, whose second three-year term commenced on September 27, 2012, and Mr. David Jutkowitz, whose third three-year term commenced on September 2, 2013.

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

The initial term of an external director is three years and such director may be reappointed for up to two additional three-year terms. Thereafter, he or she may be reelected by our shareholders for additional periods of up to three years each only if the audit committee and the board of directors confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period is beneficial to us. Reelection of an external director may be effected through one of the following mechanisms: (1) the board of directors proposed the reelection of the external director and the election was approved by the shareholders by the majority required to appoint external directors for their initial term; or (2) a shareholder holding 1% or more of the voting rights or the external director proposed the reelection of the external director, and the reelection is approved by a majority of the votes cast by the shareholders of the company, excluding the votes of controlling shareholders and those who have a personal interest in the matter as a result of their relations with the controlling shareholders, provided that the aggregate votes cast in favor of the reelection by such non-excluded shareholders constitute more than 2% of the voting rights in the company. An external director may be removed only in a general meeting, by the same percentage of shareholders as is required for electing an external director, or by a court, and in both cases only if the external director ceases to meet the statutory qualifications for appointment or if he or she has violated the duty of loyalty to us.

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

Compensation Committee

Our compensation committee consists of Mr. David Jutkowitz (Chairman), Mr. Alan Gelman and Mr. Avichay Nissenbaum, all of whom satisfy the respective "independence" requirements of the Companies Law, SEC and NASDAQ Listing Rules for compensation committee members. Our compensation committee meets at least once each quarter, with additional special meetings scheduled when required.

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

Internal Auditor

Under the Companies Law, the board of directors of a public company must appoint an internal auditor nominated in accordance with the audit committee’s recommendation. The role of the internal auditor is to examine whether a company’s actions comply with the law and proper business procedure. The internal auditor may be an employee of the company employed specifically to perform internal audit functions but may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of the company’s independent accounting firm or its representative. The Companies Law defines an interested party as a substantial shareholder of 5% or more of the shares or voting rights of a company, any person or entity that has the right to nominate or appoint at least one director or the general manager of the company or any person who serves as a director or as the general manager of a company. The internal auditor’s term of office shall not be terminated without his or her consent, nor shall he or she be suspended from such position unless the board of directors has so resolved after hearing the opinion of the audit committee and after giving him or her a reasonable opportunity to present his or her position to the board and to the audit committee. Our internal auditor is Mrs. Linur Dloomy, CPA, of Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu.

D.            EMPLOYEES

The breakdown of our employees by department as of the end of each of the past three fiscal years is as follows:

	December 31,
	2012	2013	2014
Management and administration	40	55	97
Support	-	-	19
Research and development	146	173	217
Selling and marketing	56	66	106
Total	242	203	439

As of December 31, 2014, 361 of our employees were located in Israel, and 78 employees were located in the United States.

In Israel we are subject to certain labor statutes and national labor court precedent rulings, as well as to some provisions of the collective bargaining agreement between the Histadrut, which is the General Federation of Labor in Israel, and the Coordination Bureau of Economic Organizations, including the Industrialist’s Association of Israel. These provisions of collective bargaining agreements apply to our Israeli employees by virtue of extension orders issued in accordance with relevant labor laws by the Israeli Ministry of Economy, and which apply such agreement provisions to our employees even though they are not directly part of a union that has signed a collective bargaining agreement. The laws and labor court rulings that apply to our employees principally concern minimum wage laws, procedures for dismissing employees, determination of severance pay, leaves of absence (such as annual vacation or maternity leave), sick pay and other conditions for employment. The extension orders which apply to our employees principally concern the requirement for the length of the workday and the work-week, annual recuperation pay and commuting expenses, compensation for working on the day before and after a holiday and payments to pension funds and other conditions for employment. Furthermore, these provisions provide that the wages of most of our employees are adjusted automatically. The amount and frequency of these adjustments are modified from time to time. Additionally, we are required to insure all of our employees by a comprehensive pension plan or a managers' insurance according to the terms and the rates detailed in the order. In addition, Israeli law determines minimum wages for workers, minimum paid leave or vacation, sick leave, working hours and days of rest, insurance for work-related accidents, determination of severance pay, the duty to give notice of dismissal or resignation and other conditions of employment. In addition, certain laws prohibit or limit the employer’s ability to dismiss its employees in special circumstances. We have never experienced a work stoppage, and we believe our relations with our employees are good.

             Israeli law generally requires the payment of severance by employers upon the retirement or death of an employee or upon termination of employment by the employer or, in certain circumstances, by the employee. Most of our agreements with employees in Israel are in accordance with Section 14 of the Severance Pay Law, 1963 (“Section 14”), where our contributions for severance pay are paid in lieu of any severance liability. Upon contribution of the full amount of the employee's monthly salary, and release of the policy to the employee, no additional severance payments are required to be made by us to the employee. Additionally, the related obligation and amounts deposited pursuant to such obligation are not stated on the balance sheet, as we are legally released from any obligation to employees once the deposit amounts have been paid.  Our liability for severance pay to employees not under Section 14 is calculated pursuant to Israel's Severance Pay Law based on the employees' most recent monthly salaries, multiplied by the number of years of their employment, or a portion thereof, as of the balance sheet date. This liability is provided for by monthly deposits into accounts for the benefit of the employees and by an accrual. The deposited funds include profits (losses) accumulated up to the balance sheet date. As of December 31, 2014, our net accrued unfunded severance obligations totaled $0.9 million.

Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which covers, amongst other benefits, payments for state retirement benefits and survivor benefits (similar to the United States Social Security Administration), as well as state unemployment benefits. These amounts also include payments for national health insurance. The payments to the National Insurance Institute can equal up to approximately 18.5% of wages subject to a cap if an employee’s monthly wages exceed a specified amount, of which the employee contributes approximately 12% and the employer contributes approximately 6.75%.

E.            SHARE OWNERSHIP

Security Ownership of Directors and Executive Officers

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of April 13, 2015 by all of our directors and executive officers as a group and by each officer and director who beneficially owns 1% or more of our outstanding ordinary shares.

Beneficial ownership of shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Ordinary shares that are subject to warrants, RSUs or stock options that are vested or will vest within 60 days of a specified date are deemed to be outstanding and beneficially owned by the person holding the stock options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage of any other person.

Except as indicated in the footnotes to this table, each shareholder in the table has sole voting and investment power for the shares shown as beneficially owned by them. Percentage ownership is based on 70,944,168 ordinary shares outstanding as of April 13, 2015.

Name	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Outstanding
Dror Erez (1)	9,365,226	13.2%
All directors and officers as a group (16 persons) (2)	10,239,136	14.3%
____________________________
(1)      Based upon information provided to us by Mr. Erez.  Includes options to purchase 3,333 ordinary shares, that are vested or will vest within 60 days of April 13, 2015.
(2)      Includes options and RSUs to purchase 654,320 ordinary shares, that are vested or will vest within 60 days of April 13, 2015.

Employee Benefit Plans

The Incentive Plan, our current equity incentive plan, was initially adopted in 2003, providing certain tax benefits in connection with share-based compensation under the tax laws of Israel and the United States. The term of the Incentive Plan will expire on December 9, 2022. Please also see Note 11 to our Financial Statements for information on the options issued under the Incentive Plan.

Under the Incentive Plan, we may grant to our directors, officers, employees, consultants, advisers, service providers and controlling shareholders options to purchase our ordinary shares, restricted shares and RSUs. As of December 31, 2014, a total of 12,000,000 ordinary shares were subject to the Incentive Plan. As of April 13, 2015, RSUs and options to purchase a total of 5,607,421 ordinary shares were outstanding under our Incentive Plan, of which RSUs and options to purchase a total of 2,038,090 ordinary shares were held by our directors and officers (16 persons) as a group. The outstanding RSUs have a purchase price of ILS 0.01 per share, and outstanding options are exercisable at purchase prices which range from $0.34 to $13.54 per share. Any expired or cancelled options are available for reissuance under the Incentive Plan.

Our Israeli employees and directors may be granted awards under Section 102 ("Section 102") of the Israeli Income Tax Ordinance (the "Tax Ordinance"), which provides them with beneficial tax treatment, and non-employees (such as service providers, consultants and advisers) and controlling shareholders may only be granted awards under another section of the Tax Ordinance, which does not provide for similar tax benefits. To be eligible for tax benefits under Section 102, the securities must be issued through a trustee, and if held by the trustee for the minimum required period, the employees and directors are entitled to defer any taxable event with respect to the award until the earlier of (i) the transfer of securities from the trustee to the employee or director or (ii) the sale of securities to a third party. Our board of directors has resolved to elect the "Capital Gains Route" (under Section 102) for the grant of awards to Israeli grantees under the Incentive Plan. Based on such election, and subject to the fulfillment of the conditions of Section 102, under the Capital Gains Route, gains realized from the sale of shares issued pursuant to the Incentive Plan will generally be taxed at the capital gain rate of 25%, provided the trustee holds the securities for 24 months following the date of grant of the award. To the extent that the market price of the ordinary shares at the time of grant exceeds the exercise price of the award or if the conditions of Section 102 are not met, tax will be payable at the time of sale at the marginal income tax rate applicable to the employee or director (up to 50% in 2014). We are not entitled to recognize a deduction for Israeli tax purposes on the capital gain recognized by the award holder upon the sale of shares pursuant to Section 102. The voting rights of any shares held by the trustee under Section 102 remain with the trustee.

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

ITEM 7.                  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.            MAJOR SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of April 13, 2015 by each person or group of affiliated persons that we know beneficially owns more than 5% of our outstanding ordinary shares. Other than with respect to our directors and officers, we have relied on public filings with the SEC.

Beneficial ownership of shares is determined in accordance with the Exchange Act and the rules promulgated thereunder, and generally includes any shares over which a person exercises sole or shared voting or investment power. Ordinary shares that are issuable upon the exercise of warrants, RSUs or stock options that are vested or will vest within 60 days of a specified date are deemed to be outstanding and beneficially owned by the person holding the stock options or warrants for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Except as indicated in the footnotes to this table, to our knowledge, each shareholder in the table has sole voting and investment power for the shares shown as beneficially owned by such shareholder. Our major shareholders do not have different voting rights than our other shareholders.

Name	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Outstanding (1)
Ronen Shilo (2)	9,843,163	13.9%
Dror Erez (3)	9,365,226	13.2%
Benchmark Israel II, L.P. and affiliates (4)	9,638,257	13.6%
Zack and Orli Rinat (5)	6,484,347	9.1%
Project Condor LLC (6)	4,203,067	5.9%

(1)	Based upon 70,944,168 ordinary shares outstanding as of April 13, 2015.

(2)	Based solely upon, and qualified in its entirety with reference to, a Schedule 13D filed with the SEC on January 13, 2014, by Mr. Shilo.

(3)	Based upon information provided to us by Mr. Erez. Includes options to purchase 3,333 ordinary shares, that are vested or will vest within 60 days of April 13, 2015.

(4)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13G filed with the SEC on February 17, 2015, by Benchmark Israel II, L.P. ("BI II") and affiliates. BCPI Partners II, L.P. ("BCPI-P"), the general partner of BI II may be deemed to have sole power to vote and dispose of the 9,353,409 shares directly held by BI II. BCPI Corporation II ("BCPI-C"), the general partner of BCPI-P, may be deemed to have sole power to vote and dispose of the shares directly held by BI II. Michael A. Eisenberg and Arad Naveh, the directors of BCPI-C, may be deemed to have shared power to vote and dispose of the shares directly held by BI II. 284,848 shares are held in nominee form for the benefit of persons associated with BCPI-C. BCPI-P may be deemed to have sole power to vote these shares, BCPI-C may be deemed to have sole power to vote these shares and Messrs. Eisenberg and Naveh may be deemed to have shared power to vote these shares.

(5)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13G filed with the SEC on January 16, 2014, by Zack and Orli Rinat. The Ordinary Shares are held by Zack Rinat and Orli Rinat as community property.

(6)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13G filed with the SEC on January 10, 2014, by Project Condor LLC. Project Condor LLC is a member-managed limited liability company. J.P. Morgan Digital Growth Fund L.P. ("DGF") and 522 Fifth Avenue Fund, L.P. ("522 Fund") are the only members of Project Condor LLC. J.P. Morgan Investment Management Inc., a registered investment adviser under the Investment Advisers Act of 1940, is the investment advisor to DGF and 522 Fund. Voting and dispositive power with respect to the shares indirectly held by DGF and 522 Fund through Project Condor LLC reside with J.P. Morgan Investment Management Inc. (which acts in respect of the shares through a committee of over 30 individuals in its Private Equity Group, each with an equal vote) and not with any natural persons.

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

On November 9, 2012, Globis Capital Partners, L.P., ("Globis Partners"), Globis Capital Advisors, L.L.C., ("Globis Advisors"), Globis Overseas Fund, Ltd., ("Globis Overseas"), Globis Capital Management, L.P., (the "Investment Manager"), Globis Capital, L.L.C., ("GC"), and Mr. Paul Packer ("Mr. Packer," and together with Globis Partners, Globis Advisors, Globis Overseas, the Investment Manager and GC, the "Globis Reporting Persons") jointly filed a Schedule 13G relating to the beneficial ownership of a total of 535,617, or 5.3%, of our ordinary shares. Globis Advisors serves as the general partner of Globis Partners. The Investment Manager serves as the investment manager to, and has investment discretion over the securities held by, Globis Partners and Globis Overseas. GC serves as the general partner of the Investment Manager. Mr. Packer is the Managing Member of Globis Advisors and GC. Each of Globis Partners and Globis Advisors reported beneficial ownership of 465,097, or 4.6%, of our ordinary shares. Globis Overseas reported beneficial ownership of 70,520, or 0.7%, of our ordinary shares. Each of the Investment Manager, GC and Mr. Packer reported beneficial ownership of 535,617, or 5.3%, of our ordinary shares. On February 14, 2013, the Globis Reporting Persons jointly filed a Schedule 13G/A relating to the beneficial ownership of a total of 519,050, or 4.3%, of our ordinary shares and therefore reporting ceasing to be the beneficial owners of more than 5% of our outstanding shares.

On December 10, 2012, Holine Finance Ltd. filed a Schedule 13G reporting it had beneficial ownership of 1,109,732, or 9.2%, of our ordinary shares. As a result of the ClientConnect Acquisition, Holine Finance's percentage ownership was diluted to less than 5% of our outstanding ordinary shares.

To our knowledge, as of April 13, 2015, we had 24 shareholders of record of which 13 (including the Depository Trust Company) were registered with addresses in the United States. These U.S. holders were, as of such date, the holders of record of approximately 99.5% of our outstanding shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees.

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

Agreements with Conduit

As a condition precedent to the closing of ClientConnect Acquisition on January 2, 2014, Conduit and ClientConnect effected the Conduit Split and entered into the ancillary agreements described below. As a result of the ClientConnect Acquisition, two office holders of Conduit – Dror Erez and Roy Gen – became members of our Board of Directors and the major shareholders of Conduit also became major shareholders of the Company. For information about additional agreements we entered into in connection with the ClientConnect Acquisition, see Item 10.C "Additional Information—Material Contracts—Agreements Relating to the ClientConnect Acquisition." Such directors and major shareholders are parties to or otherwise bound by some of such agreements, as described therein.

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

Transition Services Agreement

Pursuant to the Transition Services Agreement, dated December 31, 2013, between Conduit and ClientConnect, ClientConnect provided Conduit and its subsidiaries with certain business support services and systems, including data services, information technology, information security and management information systems, for consideration at market terms. The term of the agreement was for a period of eight months, except with respect to the data services to be provided thereunder, for which the term was 16 months, subject to extension by Conduit for an additional eight months. The agreement contains standard provisions regarding confidentiality and non-solicitation of the other party's officers, employees and consultants during the term of the agreement and for a period of 24 months thereafter. Following the move to our new offices in Holon in September 2014, the above mentioned services are no longer being provided.

Office and Administrative Services Agreement

Pursuant to the Administrative Services Agreement, dated December 31, 2013, between Conduit and ClientConnect, Conduit provided ClientConnect with certain services, including office and administrative support services, for consideration on market terms based on the number of employees of ClientConnect as of the last day of each month. The parties also agreed that prior to the termination of the agreement, ClientConnect would offer continued employment to 50% of the employees providing the services from each applicable administrative department or capacity or to 50% of all such employees in the aggregate. The agreement terminated on August 30, 2014. The agreement contains certain indemnification provisions pursuant to which the parties agreed to indemnify and hold harmless the other party and its representatives upon the occurrence of certain events. The agreement also contains standard provisions regarding confidentiality and non-solicitation of the other party's officers, employees and consultants during the term of the agreement and for a period of 24 months thereafter.

Working Capital Financing Agreement

Pursuant to the Working Capital Financing Agreement, dated December 31, 2013, between Conduit and ClientConnect, Conduit undertook to make available to ClientConnect a credit line of up to $20 million. Any amounts withdrawn under the Credit Line is required to be used solely to finance payment related to the then-current working capital needs of the ClientConnect business. The outstanding principal amount under the Credit Line bore interest at a rate of 3% per annum. As of March 31, 2014, ClientConnect borrowed $14.8 million under the Credit Line. The credit line matured and was repaid in April 2014.

Search Syndication Agreement

Pursuant to the Search Syndication Agreement, dated December 31, 2013, between Conduit and ClientConnect, ClientConnect undertook to provide Conduit and its affiliates with search monetization services on the most favorable terms that it gives to its other customers. This agreement was requested by Conduit in connection with its transfer to ClientConnect of its search syndication technology and search provider agreements in the Conduit Split in order to ensure that Conduit, if it so chooses, would be entitled to receive the benefit of such technology and agreements to monetize the applications that Conduit is developing. The agreement has an initial term of two years, subject to extension at the request of Conduit for an additional one year, and contemplates a revenue sharing payment arrangement. There has not been any activity under this agreement to date.

C.            INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.                   FINANCIAL INFORMATION

A.            CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Our Financial Statements are incorporated by reference into this annual report pursuant to Item 18.  As described in Item 3.A above, commencing in 2014, the ClientConnect Acquisition is reflected in our financial statements as a reverse acquisition of all of our outstanding shares and options by ClientConnect in accordance with Accounting Standards Codification Topic 805, "Business Combinations" ("ASC 805"), using the acquisition method of accounting whereby ClientConnect is the deemed accounting acquirer and Perion is the deemed accounting acquiree. In accordance with the ASC 805 presentation requirements, our financial statements include ClientConnect’s comparative numbers, but not Perion's comparative numbers, for the years preceding 2014.

Legal Proceedings

In November 2013, we were served with a lawsuit filed in the Tel Aviv District Court (Economic Department) against us and our directors by an individual claiming to be a holder of 150 of our ordinary shares. The plaintiff alleged certain flaws in the process, price and disclosure in connection with the ClientConnect Acquisition. The plaintiff requested that the court certify the lawsuit as a valid class action, a declaratory judgment confirming the plaintiff's allegations and certain remuneration for the purported plaintiff, including legal fees. In October 2014, we filed an answer denying all the allegations and moving to dismiss the lawsuit. In December 2014, the Court ordered the dismissal of the case, without prejudice, at the request of the parties. Pursuant to a stipulation among the parties, the plaintiff agreed not to file another lawsuit relating to the transaction, and we agreed not to seek the recovery of costs, fees or sanctions from the plaintiff or his attorneys in connection with the case. We did not pay any consideration in connection with the case or its dismissal.

In November 2013, MyMail, Ltd., a non-practicing entity, filed a lawsuit in the Eastern District of Texas alleging that ClientConnect's toolbar technology infringes one of its U.S. patents issued in September 2012 and demanding an injunction and monetary payments. On November 2014, ClientConnect Ltd. filed a petition for inter partes review ("IPR") in the United States Patent & Trademark Office, challenging the patentability of the asserted claims of the patent in question. On December 31, 2014, MyMail filed an unopposed motion to stay the district court case pending resolution of the petition for IPR. On January 9, 2015, the court granted a stay pending resolution of the petition for IPR. We are unable to predict the outcome or range of possible loss at this stage. We believe that we have strong defenses against this lawsuit and we intend to defend against it vigorously.

On November 7, 2012, we entered into a Share Purchase Agreement with SweetIM Ltd., SweetIM Technologies Ltd., the shareholders of SweetIM and Nadav Goshen, as Shareholders' Agent, according to which we purchased 100% of the issued and outstanding shares of SweetIM Ltd. Under the terms of the Share Purchase Agreement, among other things, a third payment of up to $7.5 million in cash was due in May 2014, if certain milestones were met. The milestones are based on our revenues in the fiscal year of 2013 and the absence of certain changes in the industry in which we operate. We believe that that the terms of the Share Purchase Agreement require us to pay only $2.5 million with respect to the contingent payment, which we have paid. However, the Shareholders' Agent has demanded payment of an additional $5.0 million. We believe that the claim is without merit and plan to defend against it vigorously. Until this dispute is resolved, we will maintain the $5.0 million liability in our financial statements that we recorded at the time that we entered into the Share Purchase Agreement.

Policy on Dividend Distribution

In November 2010, we announced that as we are focusing on growth and intend to utilize our cash and investments to achieve that growth. Accordingly, we decided to change our dividend policy to no longer distribute dividends.

B.            SIGNIFICANT CHANGES

Since the date of our audited Financial Statements incorporated by reference in this report, there have not been any significant changes other than as set forth in this report under Item 4.A. – "Recent Developments."

ITEM 9.                  THE OFFER AND LISTING

A.           OFFER AND LISTING DETAILS

Our ordinary shares have been listed on the NASDAQ Capital Market from January 31, 2006 to June 26, 2007, on the NASDAQ Global Market from June 27, 2007 to December 31, 2013, and on the NASDAQ Global Select Market since January 2, 2014. Our ordinary shares commenced trading on the Tel Aviv Stock Exchange on December 4, 2007. Our trading symbol on NASDAQ is "PERI" and on the TASE is "PERION."

The following table shows, for the periods indicated, the high and low market prices of our ordinary shares as reported on the NASDAQ and the TASE. The TASE prices have been translated from ILS to dollars based on the exchange rate between the ILS and the dollar, as quoted by the Bank of Israel with respect to the date of the applicable high or low market price on the TASE.

	NASDAQ		TASE
	High ($)	Low ($)	High ($)	Low ($)
Five most recent full financial years
2014	14.33	4.26	14.33	4.31
2013	14.94	8.19	14.90	8.21
2012	10.50	3.68	10.45	3.85
2011	8.25	3.45	8.20	3.41
2010	10.75	3.85	10.96	4.04

Financial quarters during the past two recent full financial years and any subsequent period

First Quarter 2015	4.52	3.11	4.56	3.07
Fourth Quarter 2014	6.45	4.26	6.33	4.31
Third Quarter 2014	10.48	5.53	10.47	5.57
Second Quarter 2014	11.45	9.55	11.49	9.76
First Quarter 2014	14.33	10.65	14.33	10.56
Fourth Quarter 2013	13.89	9.68	13.84	9.74
Third Quarter 2013	13.80	10.03	14.14	10.10
Second Quarter 2013	14.94	9.53	14.90	9.57
First Quarter 2013	13.10	8.19	12.79	8.21

Most recent six months

March 2015	3.77	3.13	3.60	3.17
February 2015	3.90	3.16	3.96	3.22
January 2015	4.52	3.11	4.56	3.07
December 2014	5.33	4.26	5.31	4.31
November 2014	6.45	5.06	6.33	4.94
October 2014	6.11	5.02	6.06	5.17

The closing prices of our ordinary shares, as reported on the NASDAQ and on the TASE on April 14, 2015, were $3.79 and ILS 15.14 (equal to $3.80 based on the exchange rate between the ILS and the dollar, as quoted by the Bank of Israel on April 14, 2015), respectively.

B.            PLAN OF DISTRIBUTION

Not applicable.

C.            MARKETS

Our ordinary shares are quoted on the NASDAQ Global Select Market under the symbol "PERI," and on the Tel Aviv Stock Exchange under the symbol "PERION."

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

Authorized Share Capital

On November 18, 2013, our shareholders approved amendments to our memorandum and articles of association increasing our authorized share capital to ILS 1,200,000, divided into 120,000,000 ordinary shares, par value ILS 0.01 per share.

The Board of Directors

Under the Companies Law and our articles of association, our board of directors may exercise all powers and take all actions that are not required under the Companies Law or under our articles of association to be exercised or taken by another corporate body, including the power to borrow money for the purposes of our Company. Our directors are not subject to any age limit requirement, nor are they disqualified from serving on our board of directors because of a failure to own a certain amount of our shares. For more information about our Board of Directors, see Item 6.C "Board Practices."

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

Under the Companies Law, an annual meeting of our shareholders should be held once every calendar year, but no later than 15 months from the date of the previous annual meeting. The quorum required under our articles of association for a general meeting of shareholders consists of at least two shareholders present in person or by proxy holding in the aggregate at least 33-1/3% of the voting power. According to our articles of association a meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the chairperson of the board of directors designates in a notice to the shareholders with the consent of the holders of the majority voting power represented at the meeting voting on the question of adjournment. In the event of a lack of quorum in a meeting convened upon the request of shareholders, the meeting shall be dissolved. At the adjourned meeting, if a legal quorum is not present after 30 minutes from the time specified for the commencement of the adjourned meeting, then the meeting shall take place regardless of the number of members present and in such event the required quorum shall consist of any number of shareholders present in person or by proxy.

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

Compensation. Every Israeli public company must adopt a compensation policy, recommended by the compensation committee, and approved by the board of directors and the shareholders, in that order. The shareholder approval requires a majority of the votes cast by shareholders, excluding any controlling shareholder and those who have a personal interest in the matter (similar to the threshold described below under " – Shareholders"). In general, all office holders’ terms of compensation – including fixed remuneration, bonuses, equity compensation, retirement or termination payments, indemnification, liability insurance and the grant of an exemption from liability – must comply with the company's compensation policy. In addition, the compensation terms of directors, the chief executive officer, and any employee or service provider who is considered a controlling shareholder generally must be approved separately by the compensation committee, the board of directors and the shareholders of the company, in that order. The compensation terms of other officers require the approval of the compensation committee and the board of directors.

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

•
reasonable litigation expenses, including attorneys’ fees, incurred by him or her as a result of an investigation or proceedings instituted against him or her by an authority empowered to conduct an investigation or proceedings, which are concluded either (i) without the filing of an indictment against the office holder and without the levying of a monetary obligation in lieu of criminal proceedings upon the office holder, or (ii) without the filing of an indictment against the office holder but with levying a monetary obligation in substitute of such criminal proceedings upon the office holder for a crime that does not require proof of criminal intent; and

•
reasonable litigation expenses, including attorneys’ fees, in proceedings instituted against him or her by the company, on the company’s behalf or by a third-party, or in connection with criminal proceedings in which the office holder was acquitted, or as a result of a conviction for a crime that does not require proof of criminal intent, or in connection with an administrative enforcement proceeding or financial sanction instituted against him.

Under the Companies Law, a company may obtain insurance for an office holder against liabilities incurred in his or her capacity as an office holder, if and to the extent provided for in its articles of association. These liabilities include a breach of duty of care to the company or a third-party, a breach of duty of loyalty, any monetary liability imposed on the office holder in favor of a third-party, and reasonable litigation expenses, including attorney fees, incurred by an office holder as a result of an administrative enforcement proceeding instituted against him.

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

C.            MATERIAL CONTRACTS

Search Services Agreement with Microsoft Online Inc.

On August 1, 2014, we announced the signing of a three-year agreement with Microsoft, extending our existing partnership, starting January 1, 2015 through December 31, 2017. Upon mutual agreement, the agreement may be renewed for 2018, as well. The agreement includes desktop and tablet distribution with limited exclusivity in the United States, as well as mobile distribution. Either party may terminate the agreement due to the other party’s breach of the agreement. In addition, Microsoft may terminate the agreement upon one year’s prior written notice, if Microsoft decides to shut down the Bing site.

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

Lock-up Arrangements

Pursuant to said Share Purchase Agreement, the former ClientConnect shareholders are subject to lock-up arrangements with respect to the ordinary shares issued to them in consideration for the ClientConnect Acquisition (the "Contractual Lock-up") pursuant to which each of them were not permitted to sell, offer to sell, grant any option to purchase or otherwise transfer or dispose of (each, a "transfer") any of such shares during an initial period that ended on July 2, 2014 and are subject to conditional transfer restrictions set forth below.

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

Notwithstanding the foregoing: (i) no such shareholder will be permitted to transfer more than an aggregate of thirty-three percent (33%) of such shareholder’s "unlocked" shares in any consecutive four-week period during the period of the Contractual Lock-up; and (ii) the Contractual Lock-up will not apply in a tender offer for our ordinary shares or in a private transfer of our ordinary shares where the transferee agrees in writing to be bound to the Contractual Lock-up.

At any time following the closing of a public offering by us in which shares of such shareholders who are entitled to "piggyback registration rights" pursuant to the Registration Rights Undertaking described below with respect to such offering are in fact included in such offering, the shares sold in such offering and the shares held by the shareholders that are not entitled to such piggyback registration rights will be released from the Contractual Lock-up.

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

The Contractual Lock-up does not apply to shares issued upon exercise of the Perion options issued in exchange for ClientConnect options in the ClientConnect Acquisition. However, our CEO, Mr. Mandelbaum entered into certain lock-up arrangements with respect to our ordinary shares issuable pursuant to his equity grants.

Tax-related Restrictions

Pursuant to a tax ruling issued by the Israeli Tax Authorities, the tax events with respect to Conduit and its shareholders arising from the Conduit Split and the ClientConnect Acquisition will be deferred until the sale of our ordinary shares issued at the closing of the acquisition by any holder thereof or the sale of the assets or shares of ClientConnect shares by us. As a condition of this tax deferral, under Israeli tax law, each of Conduit, ClientConnect, the former shareholders of ClientConnect and we will be required to comply with various restrictions until December 31, 2015, including the following:

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

Registration Rights Undertaking

Pursuant to the Registration Rights Undertaking, dated January 2, 2014, which we entered into with certain former shareholders of ClientConnect with respect to our ordinary shares issued to them in the ClientConnect Acquisition, we have the following general obligations:

•
Form F-3 Shelf Registration Rights. We were required to file a "shelf" registration statement on Form F-3, as soon as practicable following the filing of our 2013 annual report, to register the resale from time to time by the holders thereof whose resale of shares would otherwise be subject to volume limitations set forth in SEC Rule 144. The holders of an aggregate of approximately 46.2 million ordinary shares have requested to include such shares in such registration statement, including Ronen Shilo, Dror Erez, Benchmark Israel, Zack and Orli Rinat, Project Condor and Roy Gen. We undertook to use our commercially reasonable efforts to maintain the effectiveness of the registration statement until the earliest of (i) five years following effectiveness, (ii) the resale of all the shares covered thereby and (iii) with respect to any shareholder, the ability of such shareholder to sell all of its shares under SEC Rule 144 without any volume limitations. Accordingly, we filed a shelf registration statement on May 8, 2014, and it was declared effective on August 7, 2014. For a period of three years following the expiration of such registration statement, at the request of holders whose resale of shares would otherwise be subject to volume limitations under SEC Rule 144, we would be required to file additional shelf registration statements and maintain the effectiveness thereof until the disposition of all the shares covered thereby. Such shelf registration rights are limited to four requests during such three-year period. Such registration does not derogate from the Tax Lock-up or the Contractual Lock-up that applies to the shares issued in the ClientConnect Acquisition.

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

General Corporate Tax Structure in Israel

Taxable income of Israeli companies is generally subject to corporate tax at the rate of 26.5%. However, the effective tax rate payable by a company that derives income from a Preferred Enterprise (as further discussed below) may be considerably lower.

Foreign Currency Regulations

We are permitted to measure our Israeli taxable income in U.S. dollars pursuant to regulations published by the Israeli Minister of Finance, which provide the conditions for doing so. We believe that we meet and will continue to meet, the necessary conditions and as such, we measure our results for tax purposes based on the U.S. dollar/ILS exchange rate as of December 31st of each year.

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

Benefits granted to a Preferred Enterprise include reduced tax rates. In peripheral regions (Development Area A) the reduced tax rate was 7% in 2013, 9% in 2014, and will be 9% in 2015. In other regions the tax rate was 12.5% in 2013, 16% in 2014, and will be 9% in 2015. Preferred Enterprises in peripheral regions will be eligible for Investment Center grants, as well as the applicable reduced tax rates.

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

During 2013, we applied the provisions of Amendment 69 to all undistributed exempt profits accrued prior to 2011 by us and our Israeli subsidiary. Consequently, we paid ILS 6.3 million (approximately $1.8 million) corporate tax on exempt income of ILS 63.2 million (approximately $17.9 million). This income is available to be distributed as dividends in future years with no additional corporate tax liability. As a result, we are required to invest ILS 4.7 million (approximately $1.2 million) in our industrial enterprises in Israel over a five year period. Such investment may be in the form of the acquisition of industrial assets (excluding real estate assets), investment in R&D in Israel, or payroll payments to new employees to be hired by the enterprise.

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

     As of January 1, 2013, shareholders that are individuals who have taxable income that exceeds ILS 800,000 in a tax year (linked to the CPI each year) (ILS 811,560 in 2014), will be subject to an additional tax, referred to as High Income Tax, at the rate of 2% on their taxable income for such tax year which is in excess of ILS such threshold. For this purpose taxable income will include taxable capital gains from the sale of our shares and taxable income from dividend distributions.

     Israeli corporations are generally subject to the corporate tax rate (currently 26.5%) on capital gains derived from the sale of shares.

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

•
a trust if (i) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (ii) the trust has in effect a valid election under applicable U.S. Treasury Regulations to be treated as a U.S. person.

The term "Non-U.S. Holder" means a beneficial owner of an ordinary share who is not a U.S. Holder. The tax consequences to a Non-U.S. Holder may differ substantially from the tax consequences to a U.S. Holder. Certain limited aspects of U.S. federal income tax considerations relevant to Non-U.S. Holders of an ordinary share are also discussed below.

This discussion is based on provisions of the Code, current and proposed U.S. Treasury Regulations and administrative and judicial interpretations, each in effect as of the date hereof, all of which are subject to change, possibly on a retroactive basis. This description does not discuss all aspects of U.S. federal income taxation that may be applicable to investors in light of their particular circumstances or to investors who are subject to special treatment under U.S. federal income tax laws, including:

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

Distributions Paid on the Ordinary Shares

Subject to the discussion below under "Passive Foreign Investment Company Considerations," a U.S. Holder generally will be required to include in gross income as ordinary dividend income the amount of any distributions paid by us on the ordinary shares, including the amount of any non-U.S. income taxes withheld, to the extent that those distributions are paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Distributions in excess of our earnings and profits will be treated first as a non-taxable return of capital and will reduce the U.S. Holder’s tax basis in its ordinary shares to the extent thereof and, to the extent distributions exceed such tax basis, then will be treated as gain from a sale or exchange of those ordinary shares. Our dividends generally will not qualify for the dividends-received deduction applicable, in some cases, to U.S. corporations. Dividends paid in ILS, including the amount of any non-U.S. income taxes withheld, will be includible in the income of a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date they are included in income by the U.S. Holder, regardless of whether the payment in fact is converted into U.S. dollars. A U.S. holder that receives dividends paid in ILS (or any other foreign currency) and converts the ILS (or other foreign currency) into dollars after the date such dividends are included in income may have foreign exchange gain or loss based on any appreciation or depreciation in the value of the ILS (or other foreign currency) against the dollar, which will generally be U.S. source ordinary income or loss.

A non-corporate U.S. holder’s "qualified dividend income" may be taxed at reduced rates (currently, a maximum rate of 20% applies). For this purpose, subject to the limitations discussed below, "qualified dividend income" generally includes dividends paid by a non-U.S. corporation if either:

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

In addition, a U.S. Holder generally must hold its ordinary shares for at least 61 days during the 121-day period beginning on the date that is 60 days prior to the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code section 246(c), any period during which the U.S. Holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities) or (2) the U.S. Holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid.

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

Subject to certain conditions and limitations, non-U.S. income tax as withheld on dividends may be deducted from taxable income or credited against a U.S. Holder’s U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Dividends paid by us generally will be foreign source "passive income" for U.S. foreign tax credit purposes. U.S. Holders that do not elect to claim a foreign tax credit may generally instead claim a deduction for the non-U.S. income taxes withheld if such U.S. Holders itemize their deductions for U.S. federal income tax purposes. The rules relating to the determination of foreign source income and the foreign tax credit are complex, and the availability of a foreign tax credit depends on numerous factors. U.S. holders should consult their tax advisors regarding the application of the foreign tax credit rules.

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

Disposition of Ordinary Shares

Upon the sale or other disposition of ordinary shares (other than with respect to certain non-recognition transactions), subject to the discussion below under "Passive Foreign Investment Company Considerations," a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the disposition and the holder’s adjusted tax basis in the ordinary shares. Gain or loss upon the disposition of the ordinary shares will be treated as long-term if, at the time of the sale or disposition, the ordinary shares were held for more than one year. Long-term capital gains realized by non-corporate U.S. Holders generally are subject to reduced rates of tax (currently, a maximum rate of 20% applies). The deductibility of capital losses by a U.S. Holder is subject to limitations.

A U.S. holder that uses the cash method of accounting calculates the dollar value of the proceeds received on the sale as of the date that the sale settles. However, a U.S. holder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the trade date and may therefore realize foreign currency gain or loss between the trade date and the settlement date. A U.S. holder may avoid realizing foreign currency gain or loss by electing to use the settlement date to determine the proceeds of sale for purposes of calculating the foreign currency gain or loss. In addition, a U.S. holder that receives foreign currency upon disposition of ordinary shares and converts the foreign currency into dollars after the settlement date or trade date (whichever date the U.S. holder is required to use to calculate the value of the proceeds of sale) may have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the dollar, which will generally be U.S. source ordinary income or loss.

Medicare Tax

Non-corporate U.S. Holders may be subject to an additional 3.8% surtax on all or a portion of the "net investment income," which generally may include dividends on, or capital gains recognized from the disposition of, our ordinary shares. U.S. Holders are urged to consult their own tax advisors regarding the applicability of the Medicare tax to their investment in our shares.

Passive Foreign Investment Company Considerations

Special U.S. federal income tax rules apply to U.S. Holders owning shares of a passive foreign investment company or "PFIC." A non-U.S. corporation will be considered a PFIC for any tax year in which, after applying certain look-through rules, 75% or more of its gross income consists of specified types of passive income, or 50% or more of the average value of its assets (determined on a quarterly basis) consists of passive assets, which generally means assets that generate, or are held for the production of, passive income.

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

As an alternative to the tax treatment described above, a U.S. Holder could elect to treat us as a "qualified electing fund" ("QEF"), in which case the U.S. Holder would be required to include in income, for each taxable year that we are a PFIC, its pro rata share of our ordinary earnings as ordinary income and its pro rata share of our net capital gains as capital gain, subject to a separate election to defer payment of taxes where such deferral is subject to an interest charge. A QEF election is made on a shareholder-by-shareholder basis, applies to all ordinary shares held or subsequently acquired by an electing U.S. Holder and can only be revoked with consent of the IRS. A U.S. Holder may make a QEF election only if we furnish such U.S. Holder with certain tax information. We currently do not provide this information, and we do not intend to take any actions that would be necessary to permit U.S. Holders to make a QEF election in the event we become a PFIC.

As an alternative to making a QEF election, a U.S. Holder of PFIC stock which is "marketable stock" (e.g., "regularly traded" on the Nasdaq Global Select Market) may in certain circumstances avoid certain of the tax consequences generally applicable to holders of stock in a PFIC by electing to mark the stock to market as of the beginning of such U.S. Holder’s holding period for the ordinary shares. As a result of such election, in any taxable year that we are a PFIC, a U.S. Holder generally would be required to report gain or loss to the extent of the difference between the fair market value of the ordinary shares at the end of the taxable year and such U.S. Holder’s tax basis in its ordinary shares at that time. Any gain under this computation, and any gain on an actual disposition of the ordinary shares in a year in which we are a PFIC, would be treated as ordinary income. Any loss under this computation, and any loss on an actual disposition of the ordinary shares in a year in which we are a PFIC, generally would be treated as ordinary loss to the extent of the cumulative net-mark-to-market gain previously included. Any remaining loss from marking ordinary shares to market will not be allowed, and any remaining loss from an actual disposition of ordinary shares generally would be capital loss. A U.S. Holder’s tax basis in its ordinary shares is adjusted annually for any gain or loss recognized under the mark-to-market election. There can be no assurances that there will be sufficient trading volume with respect to the ordinary shares in order for the ordinary shares to be considered "regularly traded" or that our ordinary shares will continue to trade on the Nasdaq Global Select Market. Accordingly, there are no assurances that our ordinary shares will be marketable stock for these purposes. As with a QEF election, a mark-to-market election is made on a shareholder-by-shareholder basis, applies to all ordinary shares held or subsequently acquired by an electing U.S. Holder and can only be revoked with consent of the IRS (except to the extent the ordinary shares no longer constitute "marketable stock").

Based on our income, assets, activities and market capitalization, we do not believe that we were a PFIC for the taxable year ended December 31, 2014 for U.S. federal income tax purposes. Our belief that we were not a PFIC for the 2014 taxable year is based on our estimate of the fair market value of our assets, including our intangible assets and goodwill, which are not reflected in our financial statements under U.S. GAAP. In calculating the value of our assets, we value our total assets, in part, based on our total market capitalization. We believe this valuation approach is reasonable. However, there can be no assurances that the IRS could not successfully challenge our valuations or methods, which could result in our classification as a PFIC. While we intend to manage our business so as to avoid PFIC status, to the extent consistent with our other business goals, we cannot predict whether our business plans will allow us to avoid PFIC status or whether our business plans will change in a manner that affects our PFIC status determination. In addition, because the market price of our ordinary shares is likely to fluctuate and because that market price may affect the determination of whether we will be considered a PFIC, we cannot be certain that we will not be a PFIC in 2015 or become a PFIC in any other future taxable year.

The rules applicable to owning shares of a PFIC are complex, and each prospective purchaser who would be a U.S. Holder should consult with its own tax advisor regarding the consequences of investing in a PFIC.

Tax Consequences for Non-U.S. Holders of Ordinary Shares

Except as described in "Information Reporting and Back-up Withholding" below, a Non-U.S. Holder of our ordinary shares will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, our ordinary shares, unless, in the case of U.S. federal income taxes:

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

Certain U.S. holders (and to the extent provided in IRS guidance, certain non-U.S. holders) who hold interests in "specified foreign financial assets" (as defined in Section 6038D of the Code) are generally required to file an IRS Form 8938 as part of their U.S. federal income tax returns to report their ownership of such specified foreign financials assets, which may include our common shares, if the total value of those assets exceed certain thresholds. Substantial penalties may apply to any failure to timely file IRS Form 8938. In addition, in the event a holder that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed. Holders should consult their own tax advisors regarding their tax reporting obligations.

F.             DIVIDENDS AND PAYING AGENTS

Not applicable.

G.            STATEMENT BY EXPERTS

Not applicable.

H.            DOCUMENTS ON DISPLAY

`       You may request a copy of our U.S. SEC filings, at no cost, by writing or calling us at Perion Network Ltd., 26 HaRokmim Street, Holon 5885849, Israel, Attention: Yacov Kaufman, Telephone: +972-73-3981000. A copy of each report submitted in accordance with applicable U.S. law is available for public review at our principal executive offices. In addition, our filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public from the SEC’s website at www.sec.gov.

A copy of each document (or a translation thereof to the extent not in English) concerning Perion that is referred to in this annual report on Form 20-F, is available for public view (subject to confidential treatment of agreements pursuant to applicable law) at our principal executive offices at Perion Network Ltd., 26 HaRokmim Street, Holon 5885849, Israel.

I.             SUBSIDIARY INFORMATION

Not applicable.

ITEM 11.                QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Exchange Rate Risk. A portion of our revenues and expenses are denominated in foreign currencies. As a result, numerous balances are denominated or linked to these currencies. Foreign currency related fluctuations resulted in $2.2 million and $1.2 million net gains in 2012 and 2013, respectively, and $2.7 million net losses in 2014. These gains and losses are included in financial income (expense), net, as presented in our statements of income.

As of December 31, 2014, balance sheet financial items in U.S. dollars, our functional currency, and those currencies other than the U.S. dollars were as follows:

	U.S. dollars	ILS	Other Currencies	Total
	In thousands of U.S. dollars
Current assets	148,605	8,657	522	157,784
Long-term assets	2,076	624	-	2,700
Current liabilities	48,881	10,014	3,322	62,217
Long-term liabilities	2,281	37,179	-	39,460
Total	201,843	56,474	3,844	262,161

The fair value of firmly committed transactions denominated in currencies other than our functional currency, as of December 31, 2014, was a net liability of $0.6 million for less than one year and an asset of $0.1 million for more than one year, all denominated in ILS.

The fair value of the outstanding derivative instruments and the notional amount of the hedged instruments as of December 31, 2014 were as follows:

	Notional Amount	Fair Value
	In thousands of U.S. dollars
Cross currency SWAP	36,895	0.1
Zero-cost collar contracts to hedge payroll expenses	6,625	(0.6)

In addition, in territories where our prices are based on local currencies, fluctuations in the dollar exchange rate could affect our gross profit margin. We may compensate for such fluctuations by changing product prices accordingly. We also hold a small part of our financial investments in other currencies, mainly ILS and Euro. The dollar value of those investments may decline. A revaluation of 1% of the foreign currencies (i.e. other than U.S. dollar) would not have a material effect on our income before taxes possibly reducing it by less than $0.5 million.

A significant portion of our costs, including salaries and office expenses are incurred in ILS. Inflation in Israel may have the effect of increasing the U.S. dollar cost of our operations in Israel. If the U.S. dollar declines in value in relation to the New Israeli Shekel, it will become more expensive for us to fund our operations in Israel. A revaluation of 1% of the New Israeli Shekel will affect our income before tax by less than one percent (1%). The exchange rate of the U.S. dollar to the New Israeli Shekel, based on exchange rates published by the Bank of Israel, was as follows:

	Year Ended December 31,
	2012	2013	2014
Average rate for period	3.858	3.609	3.577
Rate at year-end	3.733	3.471	3.889

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

ITEM 12.                DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.                DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.               CONTROLS AND PROCEDURES

(a)	Disclosure controls and procedures

        Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures as of December 31, 2014, have concluded that, as of such date, our disclosure controls and procedures were effective and ensured that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC's rules and forms.

(b)	Management annual report on internal control over financial reporting

           This annual report does not include a report of management's assessment regarding internal control over financial reporting or an attestation report of the company's registered public accounting firm due to the following circumstances:

The ClientConnect Acquisition was consummated in January 2014.  Until then, ClientConnect was a private company and, as such, many of its processes and approaches to documentation and performance of controls required improvements in order to enable an assessment of the effectiveness of such internal control over financial reporting under Section 404 of Sarbanes-Oxley Act. In addition, the management of the ClientConnect business, as well as other corporate functions, such as Finance, Human Resources and Administration, remained with Conduit.  We therefore had to recruit many employees while learning the business acquired and planning its integration with Perion.

The ClientConnect business was much larger in scale as compared to our legacy business, which required us to assess and revise most of our processes and controls that were in place prior to the acquisition in order to incorporate and integrate both businesses.  Specifically, based on our audited consolidated financial statements as of and for the year ended December 31, 2014, the legacy Perion assets represented approximately 13% of our total consolidated assets, and the legacy Perion revenues represented approximately 8% of our consolidated revenues. The only legacy business processes that were unaffected by the ClientConnect Acquisition were the SmileBox and Perion legacy products sales, which together constitute less than 5% of our consolidated revenues. Accordingly, the information in such financial statements is based largely on the processes that were integrated and designed after the acquisition.

Although the ClientConnect Acquisition occurred early in the year and plans to integrate the ClientConnect business with our legacy Perion business were formulated at the time, actual integration of employees, systems, processes and therefore, internal controls, occurred over an extended period of time after closing of the acquisition. In addition, during the process of integration, we implemented a new ERP system for both ClientConnect and Perion.  This new system and our new Finance team were in place only at the end of July. Following that, we integrated and finalized the design for most of our processes, such as Financial Reporting & Tax, Treasury, Expenditures, Fixed Assets, HR & Payroll, Media Buying, Revenues and IT General Controls).

Our efforts to redesign and implement our internal control over financial report were hampered by rapid changes in the search industry, which led us to announce a reorganization program on November 6, 2014.  This entailed a significant reduction in the workforce in various departments and the unification of certain departments, as a result of which, processes needed to be redesigned yet again.

We are fully committed to and invest significant efforts and resources in the process of designing, implementing and assessing our internal control over financial reporting. We are at an advanced stage in the process of design and implementation of our internal control over financial reporting and plan to initiate our management assessment thereof in March 2015 by performing risk assessment by March 31, 2015. We then plan to document new processes and controls based on the risk assessment, update current controls where necessary and perform controls testing to evaluate effectiveness.

(c)	Attestation Report of Registered Public Accounting Firm

This annual report does not include an attestation report of our registered public accounting firm because of the circumstances set forth in paragraph (b) above.

(d)	Changes in internal control over financial reporting

Based on the evaluation conducted by our management, with the participation of our chief executive officer and chief financial officer, pursuant to Rules 13a-15(d) and 15d-15(d) promulgated under the Exchange Act, our management (including such officers) have concluded that there were the following changes to our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting:

               During the year ended December 31, 2014, as a result of the ClientConnect Acquisition, we integrated our financial reporting functions and our controls and procedures between our legacy Perion and ClientConnect businesses. We have also been augmenting our company-wide controls to reflect the risks inherent in a business combination of the magnitude and complexity of the acquisition. For more information, see paragraph (b) above.

                Other than as described above, there were no other changes in our internal control over financial reporting that occurred during the year ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that each of Mr. David Jutkowitz and Mr. Alan Gelman, who are independent directors (as defined in the NASDAQ Listing Rules) and serves on our audit committee, qualifies as an "audit committee financial expert" as defined in Item 16A of Form 20-F.

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

Fees for the professional services rendered by our independent accountants Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, for each of the last two fiscal years were as follows (in thousands):

	2013	2014
Audit Fees	$254	$619
Tax Fees	106	213
Audit Related fees	91	59
Other	38	54
Total	$490	$945

Audit fees include fees for professional services rendered by our principal accountant in connection with the annual audit, review of quarterly consolidated financial data, internationally required statutory audits, consents and assistance with review of documents filed with the SEC. The fee for 2013 includes the audit of Perion’s internal control over financial reporting.

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

Compensation Committee. The NASDAQ Listing Rules require a listed company to have a compensation committee composed entirely of independent directors that operates pursuant to a written charter addressing its purpose, responsibilities and membership qualifications and may receive counseling from independent consultants, after evaluating their independence. We have a compensation committee whose purpose, responsibilities and membership qualifications are governed by the Israeli Companies Law, as described under Item 6.C "Board Practices—Committees of the Board of Directors—Compensation Committee." There are no specific independence evaluation requirements for outside consultants.

ITEM 16H.            MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.               FINANCIAL STATEMENTS

Not applicable.

ITEM 18.                FINANCIAL STATEMENTS

The information required by this item is set forth in our current report on Form 6-K filed with the SEC on April 6, 2015, and is incorporated by reference herein.

ITEM 19.                EXHIBITS:

No. 1.1	Description Memorandum of Association of Perion, as amended and restated (translated from Hebrew). (1)

1.2	Articles of Association of Perion, as amended and restated.

4.1
Share Purchase Agreement by and among Perion Network Ltd., SweetIM Ltd., SweetIM Technologies Ltd., the Shareholders of SweetIM Ltd. and Nadav Goshen as Shareholders’ Agent, dated as of November 7, 2012, and Amendment No. 1, dated as of November 30, 2012. (2)

4.2	Registration Rights Agreement among the Company and the investors listed therein, dated as of November 7, 2012. (2)

4.3	Share Purchase Agreement by and among Perion Network Ltd., Conduit Ltd. and ClientConnect Ltd., dated as of September 16, 2013. (3)

4.4	Form of Standstill Agreement between Perion Network Ltd. and certain shareholders thereof, dated as of September 16, 2013. (3)

4.5	Form of Registration Rights Undertaking of the Company dated January 2, 2014. (3)

4.6	Perion 2003 Israeli Share Option Plan and U.S. Addendum. (2)

4.7	Perion Equity Incentive Plan. (3)

4.8          Compensation Policy for Directors and Officers, adopted November 18, 2013. (3)

4.9	Split Agreement between Conduit Ltd. and ClientConnect Ltd., dated as of September 16, 2013. (4)

4.10	Transition Services Agreement between Conduit Ltd. and ClientConnect Ltd., dated as of December 31, 2013. (4)

4.11	Administrative Services Agreement between Conduit Ltd. and ClientConnect Ltd., dated as of December 31, 2013. (4)

4.12         Summary Terms and Conditions of Series L Convertible Bonds.

4.13	Search Distribution Agreement by and between Microsoft Online, Inc. and Perion Network Ltd., dated July 29, 2014, as amended on September 15, 2014.*

8             List of subsidiaries.

12.1	Certification required by Rule 13a-14(a) or Rule 15d-14(a) executed by the Chief Executive Officer of the Company.

12.2	Certification required by Rule 13a-14(a) or Rule 15d-14(a) executed by the Chief Financial Officer of the Company.

13.1	Certification required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

13.2	Certification required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

15.1	Annual Consolidated Financial Statements as of December 31, 2012, 2013 and 2014 for the years ended December 31, 2012, 2013 and 2014 (5).

101
The following Interactive Data Files, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets at December 31, 2013 and 2014; (ii) Consolidated Statements of Income for the years ended December 31, 2012, 2013 and 2014; (iii) Consolidated Statements of Comprehensive Income for the years ended December 31, 2012, 2013 and 2014; (iv) Statements of Changes in Shareholders’ Equity for the years ended December 31, 2012, 2013 and 2014; (v) Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2013 and 2014; and (vi) Notes to the Consolidated Financial Statements. (5)**

___________________________

(1)	Previously filed with the SEC on April 10, 2014 as an exhibit to our annual report on Form 20-F, and incorporated herein by reference.

(2)	Previously filed with the SEC on April 29, 2013 as an exhibit to our annual report on Form 20-F, and incorporated herein by reference.

(3)	Previously filed with the SEC on October 15, 2013 as an exhibit to our Report on Form 6-K, and incorporated herein by reference.

(4)	Previously filed with the SEC on July 29, 2014 as an exhibit to our annual report on Form 20-F/A, and incorporated herein by reference.

(5)	Previously filed with the SEC on April 6, 2015 as an exhibit to our Report on Form 6-K, and incorporated herein by reference.

*	Confidential treatment was requested with respect to certain portions of this exhibit pursuant to 17.C.F.R. §240.24b-2. Omitted portions were filed separately with the SEC.

**
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
Josef Mandelbaum
Chief Executive Officer

Date:  April 16, 2015

EXHIBIT INDEX

No. 1.2	Description Articles of Association of Perion, as amended and restated.

4.12	Summary Terms and Conditions of Series L Convertible Notes.

4.13	Search Distribution Agreement by and between Microsoft Online, Inc. and Perion Network Ltd., dated July 29, 2014, as amended on September 15, 2014.*

8	List of subsidiaries.

12.1	Certification required by Rule 13a-14(a) or Rule 15d-14(a) executed by the Chief Executive Officer of the Company.

12.2	Certification required by Rule 13a-14(a) or Rule 15d-14(a) executed by the Chief Financial Officer of the Company.

13.1	Certification required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 ofTitle 18 of the United States Code.

13.2	Certification required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 ofTitle 18 of the United States Code.

__________________________

*	Confidential treatment was requested with respect to certain portions of this exhibit pursuant to 17.C.F.R. §240.24b-2. Omitted portions were filed separately with the SEC.