Form 20-F
period 2015-12-31
Perion Network Ltd.
filed 2016-03-24
CIK 1338940

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

Yacov Kaufman, CFO
Tel: +972-73-3981582; Fax: +972-3-644-5502
26 HaRokmim Street
Holon, Israel 5885849
 (Name, Telephone, E-mail and /or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of Each Exchange on which Registered
Ordinary shares, par value ILS 0.01 per share	NASDAQ Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

 None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Annual Report.

As of December 31, 2015, the Registrant had outstanding 75,811,487 ordinary shares, par value ILS 0.01 per share.

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

Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes ☐   No ☒

PRELIMINARY NOTES

Terms

As used herein, and unless the context suggest otherwise, the terms "Perion," "Company," "we," "us" or "ours" refer to Perion Network Ltd. and subsidiaries. References to "dollar" and "$" are to U.S. dollars, the lawful currency of the United States, and references to "ILS" are to New Israeli Shekels, the lawful currency of the State of Israel. This annual report contains translations of certain ILS amounts into U.S. dollars at specified rates solely for your convenience. These translations should not be construed as representations by us that the ILS amounts actually represent such U.S. dollar amounts or could, at this time, be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, we have translated ILS amounts into U.S. dollars at an exchange rate of ILS 3.9020 to $1.00, the representative exchange rate reported by the Bank of Israel on December 31, 2015.

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

On January 2, 2014, we purchased all of the outstanding shares of ClientConnect Ltd. ("ClientConnect"), which received the ClientConnect business of Conduit Ltd. ("Conduit") on December 31, 2013, in a stock-for-stock transaction (the "ClientConnect Acquisition"). Immediately following the closing, approximately 81% of our shares were owned by the former ClientConnect shareholders and option holders, and 19% by our pre-closing shareholders and option holders, on a fully diluted basis (as determined pursuant to the purchase agreement). Accordingly, since 2014, the ClientConnect Acquisition has been reflected in our financial statements as a reverse acquisition of all of our outstanding shares and options by ClientConnect in accordance with Accounting Standards Codification Topic 805, "Business Combinations" ("ASC 805"), using the acquisition method of accounting whereby ClientConnect is the deemed accounting acquirer and Perion is the deemed accounting acquiree. In accordance with the ASC 805 presentation requirements, our financial statements include ClientConnect’s comparative numbers, but not Perion's comparative numbers, for the years preceding 2014.

We derived the selected operations data below for the years ended December 31, 2013, 2014 and 2015 and the selected balance sheet data as of December 31, 2014 and 2015 from our audited consolidated financial statements and the related notes to the financial statements included elsewhere herein (the "Financial Statements"). We derived the selected operations data below for the years ended December 31, 2011 and 2012 and the selected balance sheet data as of December 31, 2011, 2012 and 2013 from our audited consolidated financial statements not incorporated by reference in this report. Our consolidated financial statements are prepared and presented in U.S. dollars and in accordance with U.S. Generally Accepted Accounting Principles ("U.S. GAAP"). The following tables present selected financial data and should be read in conjunction with "Item 5 – Operating and Financial Review and Prospects" and our Financial Statements.

Statement of Operations Data:
(in thousands, except share and per share data)	Year ended December 31
	2011	2012	2013	2014	2015
Revenues:
Search	$469,293	$517,060	$277,275	$330,757	$172,277
Advertising and other	12,431	19,948	48,233	57,974	48,673
Total Revenues	481,724	537,008	325,508	388,731	220,950

Costs and Expenses:
Cost of revenues	4,167	5,513	6,104	27,817	16,195
Customer acquisition and media buy costs	113,358	119,555	185,355	174,575	91,217
Research and development	18,346	16,858	22,394	44,129	26,377
Selling and marketing	17,917	7,920	10,298	25,388	28,270
General and administrative	4,126	4,705	19,115	37,605	31,520
Restructuring charges	-	-	-	3,981	1,052
Impairment, net of change in fair value of contingent consideration	-	-	-	19,941	92,340
Total Costs and Expenses	157,914	154,551	243,266	333,436	286,971

Income (Loss) from Operations	323,810	382,457	82,242	55,295	(66,021)
Financial income (expense), net	(591)	7,696	2,782	(2,888)	(1,939)

Income (Loss) before Taxes on Income	323,219	390,153	85,024	52,407	(67,960)
Taxes on income	22,564	75,435	22,616	9,581	697

Net Income (Loss) from Continuing Operations	300,655	314,718	62,408	42,826	(68,657)
Net loss from discontinued operations	(14,248)	(23,798)	(33,795)	0	-

Net Income (Loss)	$286,407	$290,920	$28,613	$42,826	$(68,657)

Net Earnings (Loss) per Share - Basic:
Continuing operations	$6.12	$6.02	$1.16	$0.63	$(0.96)
Discontinued operations	$(0.29)	$(0.45)	$(0.63)	$-	-
Net Income (Loss)	$5.83	$5.57	$0.53	$0.63	$(0.96)

Net Earnings (Loss) per Share – Diluted:
Continuing operations	$5.86	$5.91	$1.14	$0.58	$(0.96)
Discontinued operations	$(0.28)	$(0.45)	$(0.62)	$-	-
Net Income (Loss)	$5.58	$5.46	$0.52	$0.58	(0.96)

Number of shares – Basic:
Continuing operations	49,118,535	52,320,133	53,910,741	68,213,209	71,300,432
Discontinued operations	49,118,535	52,320,133	53,910,741	-	-

Number of shares – Diluted:
Continuing operations	51,309,654	53,264,743	54,837,307	70,327,411	71,300,432
Discontinued operations	51,309,654	53,264,743	54,837,307	-	-

Balance Sheet Data (in thousands):	As of December 31,
	2011	2012	2013	2014	2015

Cash and cash equivalents	$41,239	$78,395	$949	$101,183	$17,519
Working capital (*)	$249,718	$208,793	$(19,682)	$91,255	$37,394
Total assets (*)	$334,734	$308,920	$31,058	$356,139	$442,297
Total liabilities (*)	$48,890	$64,899	$21,031	$110,142	$242,461
Shareholders' equity	$285,844	$244,021	$10,027	$245,997	$199,837

*In November 2015, the Financial Accounting Standards Board, or the FASB, issued Accounting Standards Update No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes (ASU 2015-17), which simplifies the presentation of deferred income taxes by requiring deferred tax assets and liabilities to be classified as noncurrent on the balance sheet. We have early adopted this standard retrospectively, and reclassified all of our current deferred tax assets to noncurrent deferred tax assets which has resulted in a change to previously published amounts.

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

In the past, adverse economic conditions have caused, and if such conditions were to recur in the future they could cause, a decrease and/or delay in advertising expenditures, which would reduce our revenues and adversely affect our business and results of operations.

Advertisers typically do not have long-term advertising commitments. A decrease in overall advertising may adversely affect our results of operations.

In addition, the cost-per-click (CPC) and cost-per-thousand impressions (CPM) basis are negotiated between us, the publishers and advertisers and depend on a number of factors over which we have no control. If the publishers we partner with decrease the rates charged to advertisers, this would decrease the advertising revenues they share with us. Conversely, if we are paid by the advertiser or agency, in the event advertisers reduce the CPM rates they are willing to pay, there could be no assurance that we would be able to adjust the fees that we pay to publishers in order to maintain the current levels of profitability.

The online advertising market is very concentrated, with Google and Facebook in particular playing a substantial role in that market, limiting our flexibility to operate in this market.

In 2015, online advertising continued to grow globally and particularly in the United States. Advertising through search accounted for the largest portion of online advertising and in the United States accounted for approximately 45% (based on eMarketer) of all money spent on online advertising. Google as an advertising publisher accounted for most U.S. online search-generated revenues, and Microsoft and Yahoo accounted for substantially all of the rest of search generated revenues. In addition, a small number of social network companies, and Facebook in particular are seizing a growing portion of the advertising market. This high market concentration causes us to be subject to unilateral changes set by Google and some of the other large participants, with limited ability to respond to and adjust for those changes. Although we utilize other methods of advertising and partnering with other companies, these are currently not as lucrative as search advertising in general and affiliation with Google in particular. Continued unilateral changes could adversely affect our revenues and performance.

The digital advertising market is highly concentrated, and our inability to replace customers if necessary could have a material adverse impact on our business and results of operations.

While our largest advertiser and ad agency customers and the amounts of their advertising expenditures vary from year-to-year, the annual revenues of our Undertone business have historically been concentrated among a limited number of agencies and advertisers. Additionally, due to the dominance of Google and Facebook in the digital advertising market, our ability to engage new customers is limited. If, in any given year, the business from one or more of our customers decreases and we are unable to secure replacement customers to offset such decrease, it could have a material adverse impact our business and results of operations.

Additionally, the advertising industry has experienced substantial consolidation in recent years and we expect this consolidation to continue. This consolidation could adversely affect our business in a number of ways, including:

•	our customers or vendors could acquire or be acquired by our competitors and terminate their relationship with us;
•	our customers or vendors could merge with each other, which could reduce our ability to negotiate favorable terms; and
•	competitors could improve their competitive position through strategic acquisitions.

Further, the growing trend of consolidation of Internet advertising networks, web portals, search engines and web publishers, and increasing industry presence of a small number of large companies, such as Google, Facebook, and Apple could harm our business. We are currently able to serve, track and manage advertisements for our customers on a variety of networks and websites. Concentration of advertising networks could substantially impair our ability to serve advertisements if these networks or websites decide not to permit us to serve, track or manage advertisements on their websites, if they develop ad placement systems that are incompatible with our ad serving systems or if they use their market power to force their customers to use certain vendors on their networks or websites.

Our business is significantly reliant on the North American market. Any material adverse change in that market could have a material adverse effect on our results of operations.

Our revenues have historically been concentrated within the North American market, accounting for approximately 78% of our revenues for 2015. With the recent acquisition of Undertone, we expect the concentration to be even higher. A significant reduction in the revenues generated by such market, whether as a result of a recession that causes a reduction in advertising expenditures generally or otherwise, which causes a decrease in our North American revenues could have a material adverse effect on our results of operations.

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

New advertisement blocking technologies could limit or block the delivery or display of advertisements by our solutions, which could undermine the viability of our business.

Advertisement blocking technologies, such as mobile apps that limit or block the delivery or display of advertisements, are currently available for Internet users and are continuing to be developed for desktop and mobile use.  Further, new browsers and operating systems or updates to current browsers or operating systems offer users the ability to block ads.  If these technologies become widespread, the commercial viability of the current Internet ad-supported model may be undermined, thereby adversely affecting our business, financial condition, and results of operations.

We rely heavily on the ability to offer our search properties to our publishers and, as a result of such action, to obtain and retain the search properties of their users. Should this method of distribution be blocked, constrained, limited, materially changed, based on a change of guidelines, technology, or otherwise (which has happened in the past), or made redundant by any of our search engine providers, particularly Microsoft, our ability to generate revenues from our users' search activity could be significantly reduced.

The search distribution agreements with Microsoft and other search partners require that we comply with certain guidelines promulgated by them for the use of their brands and services, including the manner in which their paid listings are displayed within search results, and that we establish guidelines to govern certain activities of third parties to whom we syndicate the search services, including the manner in which those parties drive search traffic to their websites and display paid listings. Subject to certain limitations, any one of our search partners may unilaterally update its policies and guidelines, which could, in turn, require modifications to, or prohibit and/or render obsolete certain of our products, services and/or practices, which could be costly to address or otherwise have an adverse effect on our business, our financial condition and results of operations. Noncompliance with our search partners' guidelines, particularly Microsoft’s, by us or by third parties to which we syndicate paid listings or by the publishers through whom we secure distribution arrangements for our products could, if not cured, result in such companies' suspension of some or all of their services to us, or to the websites of our third party publishers, the imposition of additional restrictions on our ability to syndicate paid listings or distribute our products or the termination of the search distribution agreement by our search partners.

These guidelines, with respect to method of distribution, homepage resets,  and default search resets to search engine services, were changed by both Microsoft and Google numerous times in the past, having negative revenue implications. Since then, both companies have continued instituting other changes to the policies governing their relationship with search partners.

As a result, fewer and fewer substantial publishing partners are compliant with these requirements, increasing the concentration of revenues generated through each of our partners. In 2015, revenues generated through our largest partnership accounted for 25% of our revenues and the five most substantial partnerships accounted for 51% of our revenues. Should any of our large partnerships be deemed non-compliant, blocked or partner with another provider, it could be difficult to replace the revenues generated by that partnership and we would experience a material reduction in our revenues and, in turn, our business, financial condition and results of operations would be adversely affected.

Should the providers of the underlying platforms, particularly browsers, further block, constrain, limit, materially change their guidelines, technology, or the way they operate, our ability to generate revenues from our users' search activity could be significantly reduced.

As we provide our services through the Internet, we are reliant on our ability to work with the different Internet browsers. The Internet browser market is extremely concentrated with Google’s Chrome, Microsoft’s Internet Explorer and Mozilla’s Firefox accounting for over 89% of the desktop browser market in January 2016, and Google’s Chrome accounting for over 57% on its own, based on StatCounter reports. In June 2014, Google restricted the ability to install multi-purpose extensions onto its Chrome Internet browser. As most of our products and services offered such multi-purpose extensions at that time, this policy shift adversely affected our business. Since then, Google continued to further change and update its policies and technology in general, and specifically those relating to Chrome. Each such change further limits and constrains our ability to offer or change search properties. The operating system market is very concentrated as well, with Microsoft Windows dominating over 75% of the market as of January 2016, and Apple operating systems accounting for over 14% of that market, based on StatCounter reports. Recently, Microsoft announced changes to its browser modifier detection criteria and issued a new operating system (Windows 10), which includes a new default internet browser (Edge). Some of these changes may limit our ability to maintain our users' browser settings. If we are unable to effectively adapt to these changes, or if Microsoft, Google, Apple or other companies that provide Internet browsers, operating systems or other underlying platforms, effectively further restrict, discourage or otherwise hamper companies, like us, from offering or changing the search properties, this would continue to cause a material adverse effect on our revenue and our financial results.

Our software or provision of search services or advertising is occasionally blocked by software or utilities designed to protect users' computers, thereby causing our business to suffer.

Some of our products and offerings are viewed by some third parties, such as anti-virus software providers, as promoting or constituting "malware" or "spamming," or unjustly changing the user’s computer settings. As a result, our software, provision of search services or advertising is occasionally blocked by software or utilities designed to detect such practices. If this phenomenon increases or if we are unable to detect and effectively deal with such categorization of our products, we may lose both existing and potential new users and our ability to generate revenues will be negatively impacted.

The digital advertising business is subject to fierce competition. If we cannot compete effectively in this market, our revenues are likely to decline.

There are a large number of digital media companies and advertising technology companies that offer services similar to ours and that compete for a finite advertiser and agency budget, as well as limited inventory from publishers. Given that the barriers to entering the Internet advertising market are relatively low, the number of competitors may increase even further. There are also a large number of niche companies that are competitive with us, as they provide a subset of the services that we provide (e.g., mobile in-app ad networks). Further, companies that do not currently compete with us in this space may change their services to be competitive if there is a revenue opportunity. If we are unable to compete with such companies, our revenue may decline.

Competition for mobile advertising budgets is intense, as is competition for broader advertising solutions such as data management platforms. Our mobile marketing business operates in a dynamic market that is subject to rapid development and introduction of product and service offerings, changing branding objectives and evolving customer demands, all of which affect the ability to remain competitive. We expect competition to increase as the barriers to enter this market are low and consolidation of ad networks and ad exchanges is increasing. The introduction of new revenue acquisition management solutions by our competitors, the market acceptance of solutions based on new or alternative technologies, or the emergence of new industry standards could render our platform obsolete. Our platform is a centralized computerized media buying across multiple traffic sources bringing order to our customer's mobile marketing efforts. Advertisers struggle with inefficient and disorganized practices of media buying, campaign measurement and optimization. Our platform was created to resolve these mobile advertising challenges. In addition, the growth of in-house marketing and user acquisition teams within companies otherwise dependent on our services would minimize the need for our services.

Competitors for our solutions include other companies that offer similar services and data management platforms that allow advertisers to purchase inventory directly from advertising exchanges or other third parties and manage and analyze their own consumer data and third party data.  As our platform evolves and we introduce new technologies and functionality, we may face competition from new sources or technology that allow developers to generate revenue from their apps without our assistance. Changes in standards in the advertising world could also cause us to incur additional development costs and any failure to quickly adapt to such changes could adversely affect the profitability of our mobile marketing business.

Our Undertone business is susceptible to seasonality which could affect our business, results of operations and our ability to repay indebtedness when due.

Historically, our Undertone business experienced the lowest sales in the first quarter and the highest sales in the fourth quarter, with the second quarter being slightly stronger than the third quarter. Fourth quarter sales tend to be the highest due to increased customer advertising volumes for the holiday selling season. In addition, product and service revenues are influenced by political advertising, which generally occurs every two years. Further, in any single period, product and service revenues and delivery costs are subject to significant variation based on changes in the volume and mix of deliveries performed during such period. In addition, revenues are subject to the changes of brand marketing efforts, i.e., when and where brands choose to spend their money in a given year.

In addition, customers retain the right to supplement, extend, or cancel existing advertising orders at any time prior to their completion, and have no control over the timing or magnitude of these revenue changes.  Relative complexity of individual advertising formats will also influence revenue timing, as the time between sale and initial revenue will be longer for more complicated formats.  Revenue delays may also arise based on the number of creative design iterations and any delays in obtaining final creative approvals.

As a result, our profit from these operations is even more seasonal, with the fourth quarter accounting for as much as 40% of our profits and the first quarter possibly resulting in a loss.

Moreover, due to the long receivable cycle and shorter payable cycle, this seasonality puts strains on our cash flow through the first and second quarter of every year.

These factors could adversely impact our cash flow, our ability to meet our financial debt covenants and even the ability to repay indebtedness when due.

Currently more individuals are using mobile devices to access the Internet, while most of our search revenue generation and services are currently not usable on mobile platforms. Also, web-based software and similar solutions are impacting the attractiveness of downloadable software products.

The market related to personal computers ("PCs"), has accounted for substantially all our search revenues.  As Internet usage continues to shift from PCs to mobile devices, we can expect downward pressure on revenues in general and in our search business in particular. Recently, the number of individuals who access the Internet through devices other than PCs, such as mobile phones, tablets, etc., has increased dramatically. While we have begun developing other models and solutions for mobile platforms and we have acquired Grow Mobile, Inc. ("Grow Mobile"), Make Me Reach SAS ("Make Me Reach") and Interactive Holding Corp. and its subsidiaries (collectively referred to as "Undertone"), most of our search and application services are not yet compatible with these alternative platforms and devices and substantially most of our search revenue to date has come from PCs. If this trend towards using the Internet on non-PC devices accelerates, some of our services will become less relevant and may fail to attract advertisers and web traffic. In addition, even if consumers do use our services, our revenue growth will still be adversely affected if we do not successfully implement revenue-generating models for our mobile applications.

Web (or "cloud") based software and similar solutions do not require the user to download software, and thus provides a very portable and accessible alternative for PCs, as compared to downloadable software. While there are advantages and disadvantages to each method and system and the markets for each of them remain large, the market for web-based systems is growing at the expense of downloadable software. Should this trend accelerate faster than our partners’ ability to provide differentiating advantages in their downloadable solutions, this could result in fewer downloads of their products and lower search revenues generated through the download of these products. See "Item 4.B Business Overview — Competition" for additional discussion of our competitive market.

New laws and regulations applicable to e-commerce, Internet advertising, privacy and data collection and protection, and uncertainties regarding the application or interpretation of existing laws and regulations, could harm our business.

Our business is conducted through the Internet and therefore, among other things, we are subject to the laws and regulations that apply to e-commerce and online businesses around the world. These laws and regulations are becoming more prevalent in the United States, Europe, Israel and elsewhere and may impede the growth of the Internet and consequently our services. These regulations and laws may cover user privacy, data collection and protection, location of data storage and processing, content, use of "cookies," access changes, "net neutrality," pricing, advertising, distribution of "spam," intellectual property, distribution of products, protection of minors, consumer protection, taxation and online payment services.

Many areas of the law affecting the Internet remain largely unsettled, even in areas where there has been some legislative action. This uncertainty can be compounded when services hosted in one jurisdiction are directed at users in another jurisdiction. For instance, European data protection rules may apply to companies which are not established in the European Union. The anticipated General Data Protection Regulation (expected to go take effect in or by 2018) will likely have an even wider territorial scope and more stringent user consent requirements. Further, it will include stringent operational requirements for companies that process personal data and will contain significant penalties for non-compliance. Also in other relevant subject matters such as cyber security, e-commerce, copyright and cookies, new European initiatives have been announced by the European regulators. To further complicate matters in Europe, member States have some flexibility when implementing European Directives, which can lead to diverging national rules.  Similarly, there have been laws and regulations adopted in Israel and throughout the United States that would impose new obligations in areas such as privacy, in particular protection of personally identifiable information, and liability for copyright infringement by third parties. Therefore, it is difficult to determine whether and how existing laws, such as those governing intellectual property, privacy, data collection and protection, libel, marketing, data security and taxation, apply to the Internet and our business.

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

If one or more states or countries determine that we are required to collect sales, use, or other taxes on the services that we sell, this may result in liability to pay sales, use, and other taxes (plus interest and penalties) on prior sales and a decrease in our future sales revenue.

In general, the digital advertising business has not traditionally paid sales tax.  However, a successful assertion by one or more cities, states or countries that digital advertising services should be subject to such taxes or that we are not providing digital advertising services, but other services and should collect sales, use, or other taxes on the sale of our services, or that we have failed to do so where required in the past, could result in a decrease in future sales and/or substantial tax liabilities for past sales.  Each state and country has different rules and regulations governing sales, use, and other taxes, and these rules and regulations are subject to varying interpretations that may change over time.

Some states are also pursuing legislative expansion of the scope of goods and services that are subject to sales and similar taxes as well as the circumstances in which a vendor of goods and services must collect such taxes.  Furthermore, legislative proposals have been introduced in Congress that would provide states with additional authority to impose such taxes.  Accordingly, it is possible that either federal or state legislative changes may require us to collect additional sales and similar taxes from our clients in the future which could impact our future sales, and therefore result in a material adverse effect on our revenue.

Risks related to our Partners and Customers

Our search business depends heavily upon revenues generated from arrangements with search providers, particularly Microsoft, and any adverse change in those relationships could adversely affect our business or its financial condition and results of operations.

We are highly dependent on our search services agreement with Microsoft Online Inc. ("Microsoft"), which covers all of our search business with Microsoft and has a term from January 1, 2015 until December 31, 2017. In 2015, our search services agreement with Microsoft accounted for 81% of our revenues.

If our agreement with Microsoft, is terminated, substantially amended, or not renewed on favorable terms, we could experience a material decrease in our search-generated revenues or the profits it generates and we could be forced to seek alternative search providers. There are very few companies in the market that provide Internet search and advertising services similar to those provided by Microsoft, Google and Yahoo. These three companies are the dominant players in this market, and competitors do not offer as much coverage through sponsored links or searches. Although, we have agreements with both Google and Yahoo, we do not have a significant amount of revenue generated from either of them. If we fail to quickly locate, negotiate and finalize alternative arrangements, or if the alternatives do not provide for terms that are as favorable as those currently provided and utilized, or if the alternative arrangements will not attract the same traffic as the traffic attracted by Microsoft, or if the termination by Microsoft affects our ability to contract with other providers, we would experience a material reduction in our revenues and, in turn, our business, financial condition and results of operations would be adversely affected.

Our search revenue business is highly reliant upon a small number of publishers, who account for the substantial majority of pay-outs to publishers and generate most of our revenues. If we were to lose all or a significant portion of those publishers as customers, our revenues and results of operations would be materially adversely affected.

In 2015, the top ten publishers distributing our search properties accounted for approximately 62% of our revenues, of which the top five publishers represented approximately 51% of our revenue (each representing 25%, 13%, and the additional three: 4% of our revenues, each). There can be no assurance that these existing publishers will continue to distribute our search properties or continue utilizing the revenue-generating monetization services at the levels they did in the past or at all. The loss of all or a substantial portion of our relationships with these publishers, or a substantial reduction in their level of activity, could cause a material decline in our revenues and profitability.

The marketing of our search services partly relies on our ability to advertise and distribute our products together with the distribution of free software from other companies. Should Microsoft, Google or other search partners institute additional material changes in our ability to partner with distribution partners, it would be more difficult to acquire new customers and would adversely affect our revenues.

We rely on advertising for acquiring new customers in conjunction with other companies distributing other free software products. These distribution partnerships are regulated by our search partners, including Microsoft and Google. While abiding by search providers’ policies and guidelines, we seek to optimize the installation process in order to increase users’ selection of search services. In particular, we have adopted an "opt out" approach to the installation process in the United States and Canada, pursuant to which, when users install a product containing a search engine, the option to have the search engine serve as their primary search provider is presented as the default option. Users are required to unselect each feature of the product’s search services if they do not wish to install the search functions of the product on their computers. This method of distribution has been very effective for us in the past and has significantly contributed to our growth. Should our search partners continue to implement changes to their guidelines, including the further restriction of the "opt out" feature, or restrict us from working with other distribution partners, our ability to market our products and search services would be limited, and our results of operations could be materially adversely affected.

If our campaigns are not able to reach certain performance goals or measure certain metrics, this could have a material adverse effect on our business.

Our advertiser and ad agency customers expect and often demand that our advertising campaigns achieve certain performance levels based on metrics such as user engagement, clicks, or conversions, to validate the value proposition. We may have difficulty achieving these performance levels for a variety of reasons. Additionally, customers may request measurement of campaign metrics that are difficult or impossible to measure. For example, it is often difficult to track viewability on our proprietary high-impact ad units, either directly or through a third-party vendor. Accordingly, we may not be able to reach customer requested performance levels or measure certain metrics, which could cause customers to cancel campaigns, not provide repeat business, or request make-goods or refunds.

Our platform for managing ad campaigns on behalf of application developers, enabling to effectively acquire users and subsequently maintain their engagement, depends on our ability to collect and use data to distribute and target ads and measure performance, and any limitation on the collection and use of this data could significantly diminish the value of our solutions and cause us to lose clients and revenue.

When we deliver an ad, we are often able to collect information about the content and placement of the ad and the interaction of the user with the ad, such as whether the user clicked on the ad or watched a video. We may also be able to collect information about the user's location. As we collect and aggregate this data provided by billions of ad impressions, we analyze the data in order to optimize the targeting, placement, and scheduling of ads across the advertising inventory provided to us.

Our clients might decide not to allow us to collect some or all of this data or might limit our use of this data. For example, advertisers of mobile applications may not agree to provide us with the data generated by interactions with the content on their apps, or device users may not consent to having information about their device usage provided to the advertiser or to us through the advertiser. Additionally, our ability to either collect or use location-based data could be restricted by a number of factors, including new laws or regulations, technology, operating system restrictions or consumer choice. Any limitation on our ability to collect data about user behavior and interaction with mobile device content could make it more difficult for us to deliver an effective advertising platform that meets the demands of our advertisers.

Although our contracts generally permit us to collect data from campaigns, parties might nonetheless request that we discontinue using certain data.  It would be difficult, if not impossible, to comply with these requests, if the data had already been aggregated with other campaign data, and responding to these kinds of requests could also cause us to spend significant amounts of resources. Additionally, new browsers or operating systems or updates to browsers and operating systems may allow consumers to limit data collection and use. Interruptions, failures or defects in our data collection, mining, analysis and storage systems, as well as privacy concerns and regulatory restrictions regarding the collection of data, could also limit our ability to aggregate and analyze data from our advertisers' advertising campaigns. If that happens, we may not be able to optimize ad placement for the benefit of our advertisers, which could render our solutions less valuable, and, potentially result in loss of clients and a decline in revenues. Additional details are provided above under "--Risks Related to our Industry”.

Our mobile marketing business incurs upfront costs associated with onboarding advertisers to its platform and may not recoup our investment if we do not maintain the advertiser relationship over time. We do not have long-term agreements with advertisers of mobile applications, and may be unable to retain key advertisers, attract new advertisers or replace departing advertisers with advertisers that can provide comparable revenue to us.

When adding new advertisers of mobile applications, we incur upfront costs that generally include expenses associated with entering such advertisers' data into our systems and other implementation-related costs. Our operating results may be negatively affected if we are unable to recoup our upfront costs for adding new advertisers of mobile applications to our platform. Because our advertisers are billed over the term of the insertion order, if new advertisers sign insertion orders with short initial terms and do not renew them, or otherwise do not continue to use our services to a level that generates revenues in excess of our upfront expenses, our operating results could be negatively impacted.

Our agreements with advertisers of mobile applications do not generally include long-term obligations requiring them to purchase our services and are cancelable upon short notice and without penalty. As a result, we may have limited visibility as to our future advertising revenue streams. We cannot assure that our advertisers of mobile applications will continue to use our services or that we will be able to replace, in a timely or effective manner. Most of our platform revenue is derived from advertisers that based their campaigns on performance and are subject to fluctuation and competitive pressures. Such advertisers, which seek to drive app downloads, "clicks," or other specific actions by viewers, are less consistent with respect to their spending volume on our platform, and may decide to substantially increase or decrease their use of our services based on seasonality or popularity of a particular app. Advertisers of mobile applications may shift their business to a competitor because of new or more compelling offerings, strategic relationships, technological developments, pricing and other financial considerations, or a variety of other reasons. Any nonrenewal, renegotiation, cancellation or deferral of large advertisers of mobile applications, or a number of insertion orders that in the aggregate account for a significant amount of revenue, could cause an immediate and significant decline in revenue and harm our business.

Sales efforts with advertising and ad agency customers require significant time and expense.

Contracting with new advertising and ad agency customers requires substantial time and expense, and we may not be successful in establishing new relationships or in maintaining current relationships. We may spend substantial time and effort educating customers about our unique high impact offerings, including providing demonstrations and comparisons against other available solutions. It is often difficult to identify, engage and market to potential advertisers of mobile applications who do not currently spend on mobile advertising or are unfamiliar with our current services. Furthermore, many of our advertisers of mobile applications purchasing and design decisions generally require input from multiple internal parties of these customers. As a result, we must identify those involved in the purchasing decision and devote a sufficient amount of time to presenting our services to each of those decision-making individuals.

The novelty of our products, services and business model often requires us to spend substantial time and effort educating potential advertisers of mobile applications about our offerings, including providing demonstrations and comparisons against other available services. This process can be costly and time-consuming. If we are not successful in streamlining the sales processes with such advertisers, our ability to grow our business may be adversely affected.

We are highly dependent on publishers, supply-side platforms, and advertising exchanges to provide advertising inventory in order for us to deliver advertising campaigns in a cost-effective manner.

We depend on direct publishers to provide us with quality high impact advertising inventory, and we rely on direct publishers, supply-side platforms and advertising exchanges to provide us with quality standard unit advertising inventory (collectively “Supply Sources”). The Supply Sources that supply their advertising inventory to us typically do so on a non-exclusive basis and are not required to provide any minimum amounts of advertising inventory to us or to provide us with a consistent supply of advertising inventory.  Supply Sources often maintain relationships with various sources of demand that compete with us, and it is easy for Supply Sources to quickly shift their advertising inventory among these demand sources, or to shift inventory to new demand sources, without notice or accountability.  Supply Sources may also seek to change the terms at which they offer inventory to us, or allocate their advertising inventory to our competitors who offer advertisements to them on more favorable economic terms or whose offerings are considered more beneficial. Publishers may also elect to sell all, or a portion, of their advertising inventory directly to advertisers and agencies. In addition, significant digital media properties in the industry may enter into exclusivity arrangements with our competitors, which could limit our access to a meaningful supply of quality advertising inventory. As a result of all of these factors, Supply Sources may not supply sufficient quality advertising inventory to us to meet our demand for serving certain proprietary and non-proprietary ad formats to audiences that our advertisers require us to target.

Our supply of advertising inventory may be constrained as a result of a number of other factors, including, but not limited to:

•
Publishers sometimes place significant restrictions on the sale of their advertising inventory. These restrictions may include frequency caps, prohibitions on advertisements from specific advertisers or specific industries, or restrictions on the use of specified creative content or advertising format thereby restraining our supply of available inventory.

•	Online content and mobile applications may shift from an advertising-based monetization method to a pay for content/services model, thereby reducing available inventory.

•
Social media platforms may be successful in keeping users within their sites via products such as Facebook's Instant Articles.  If, as a result, users are not on the open web, advertising inventory on the open web (including our publisher’s sites) will be reduced.

•
Publishers may be reluctant to adopt certain of our proprietary ad formats for a variety of reasons (e.g. user preferences change making such ad formats less desirable) resulting in limited advertising inventory supply for such formats and inhibiting our ability to scale such formats.

In summary, if publishers decide not to make quality advertising inventory available to us, decide to increase the price of inventory, place significant restrictions on the sale of their advertising inventory, or if supply side platforms or exchanges terminate our access to them, we may not be able to replace this with inventory from other sellers that satisfies our requirements in a timely and cost-effective manner. If any of this happens, our revenue could decline or our cost of acquiring inventory could increase, lowering our operating margins.

If we do not continue to innovate and provide high quality solutions and services, we may not remain competitive, and our business and results of operations could be materially adversely affected.

                Our success depends on providing high quality solutions and services that foster consumer engagement. Our competitors, as well as the publishers themselves, are continuously developing innovations in online advertising, including new ad formats and video ads. Therefore, if we do not continue to innovate, our offering could become less desirable. As a result, we must continue to invest significant resources in research and development in order to enhance our technology and our existing solutions and services and introduce new high-quality solutions and services. If we are unable to predict user preferences or industry changes, or if we are unable to modify our solutions and services on a timely basis, and as a result are unable to provide quality solutions and services that run without complication or service interruptions, our customers may become dissatisfied and we may lose customers to our competitors and our reputation in the industry may suffer, making it difficult to attract new customers. Our operating results will also suffer if our innovations are not responsive to the needs of our customers, are not appropriately timed with market opportunity or are not effectively brought to market. As online advertising technologies continue to develop, our competitors may be able to offer solutions that are, or that are perceived to be, substantially similar or better than those offered by us. Customers will not continue to do business with us if our solutions do not deliver advertisements in an appropriate and effective manner and if the advertiser's investment in advertising does not generate the desired results. If we are unable to meet these challenges, our business and results of operations could be materially adversely affected.

If the demand for high impact digital advertising does not develop or customers do not embrace our solutions, this could have a material adverse effect on our business.

We have made significant investments in high impact advertising through internal development efforts and acquisitions. There is, however, the chance that the overall market for these ads does not develop, or that it does not develop in a specific medium, such as mobile. Additionally, even if the market for these solutions develops, customers might not embrace our offerings.  For example, competitive offerings may be offered at lower prices or be perceived as having better features and functionality.  Further, even if the market for these solutions develops, we may not be able to scale our creative and technical production of high impact ad units.

The generation of revenues from search activity through large publishers is subject to competition. If we cannot compete effectively in this market, our revenues are likely to decline.

We obtain a significant portion of our revenues through designating the Company as the default search provider during the download of our publishers’ product, and the use of our search services and the subsequent searches performed by the users thereof. We therefore are constantly looking for ways to convince potential users to accept our offering, designate the Company as its default search provider and accept the other search properties offered. To achieve these goals, we rely heavily on third-party publishers to distribute our search syndication services as a value-added component of their own offerings. There are other companies that generate revenue from searches, some of them with a more significant presence than ours and with greater capability to offer substantially more content. The large search engine companies, including Google, Microsoft and others, have become increasingly aggressive in their own search service offerings. In addition, we need to continually maintain the technological advantage of our platform, products and other services in order to attract partners to our offering.  If the search engine companies engage more direct relationships with publishers or we are unable to maintain the technological advantage to service our partners, we may lose both existing and potential new partner publishers and our ability to generate revenues will be negatively impacted.

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

The amount of revenue we receive from each of our search partners depends upon a number of factors outside of our control, including the amount these search providers charge for advertisements, the efficiency of the search provider’s system in attracting advertisers and syndicating paid listings in response to search queries and parameters established by it regarding the number and placement of paid listings displayed in response to search queries. In addition, each of the search partners makes judgments about the relative attractiveness (to the advertiser) of clicks on paid listings from searches performed on our search assets, and these judgments factor into the amount of revenue we receive. Changes to search partners' paid listings network efficiency, its judgment about the relative attractiveness of clicks on paid listings or the parameters applicable to the display of paid listings could have an adverse effect on our business, financial condition and our results of operations. Such changes could come about for a number of reasons, including general market conditions, competition or policy and operating decisions made by Microsoft or Google or other of our search partners.

Commoditization in digital advertising could have a material adverse effect on our business.

There has been commoditization resulting in margin pressure in display and video advertising.  If such commoditization occurs in areas such as high impact and mobile, this could have a material adverse effect on our business.

A decline in market acceptance for Microsoft technologies on which our products rely could have a material adverse effect on us.

Some of our products and those of our partners currently run or are based on Microsoft Windows operating systems. Recently Android and Apple have gained popularity and market share, particularly in the mobile market.  A decline in market acceptance of Microsoft technologies or the increased acceptance of other operating systems without products that work on these competing operating systems in a timely fashion could have a material adverse effect on our ability to market our products. Consumers are adopting these alternative technologies in increasing numbers and are migrating to other computing technologies that we do not currently support. In addition, our products and technologies must continue to be compatible with new developments in Microsoft technologies. Microsoft could introduce new features that would make it more difficult to install our search services. We cannot always maintain such compatibility and we cannot assure you that we will not incur significant expenses or losses of income in connection therewith.

Risks related to our Financial Status and Operating Environment

If we fail to comply with the terms and covenants of our debt obligations, our financial position may be adversely affected.

As of December 31, 2015, we had convertible bonds outstanding having an aggregate principal amount of approximately ILS 143.5 million (then equivalent to approximately $36.8 million). In the event that we fail to comply with the terms and/or covenants of our convertible bonds or our $19.9 million loan agreement with Bank Leumi, and cannot obtain a waiver of noncompliance, we may be required to immediately repay all of our outstanding indebtedness and the bond trustee and the bank may be entitled to exercise the remedies available under the convertible bonds and applicable law.

In addition, pursuant to the Undertone merger agreement, we are required to pay deferred consideration in the amount of $20 million, bearing interest, in November 2020. In the event that we fail to comply with certain provisions of the merger agreement, or if Undertone fails to comply with the terms and/or covenants of its $60 million secured loan agreement and the loan is accelerated, we may be required to immediately pay the $20 million deferred consideration under the merger agreement and Undertone may be required to immediately repay all of its outstanding indebtedness under the loan agreement.

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

The terms of our credit facilities contain restrictive covenants that limit our business, financing, and investing activities.

The terms of our credit facilities include customary covenants that impose restrictions on our business, financing, and investing activities, subject to certain exceptions or the consent of our lenders including, among other things, limits on our ability to incur additional debt, create liens, enter into merger, acquisition and divestiture transactions, pay dividends, and engage in transactions with affiliates. The credit facilities also contain certain customary affirmative covenants and events of default. Our ability to comply with the covenants may be adversely affected by events beyond our control, including but not limited to, economic, financial and industry conditions. A breach of any credit facility covenant that is not cured or waived may result in an event of default. This may allow our lenders to terminate the commitments under the credit facilities, declare all amounts outstanding under the credit facilities, together with accrued interest, to be immediately due and payable, and to exercise other rights and remedies. If this occurs, we may not be able to refinance the accelerated indebtedness on acceptable terms, or at all, or otherwise repay the accelerated indebtedness which could have a material adverse effect on us.

In addition, certain covenants also limit our flexibility in planning for, or reacting to, changes in our business and our industry. Complying with these covenants may impair our ability to finance our future operations or acquisitions or capital needs or to engage in other favorable business activities.

We have acquired and intend to continue to acquire other businesses. These acquisitions divert a substantial part of our resources and management attention and have in the past and could in the future, cause further dilution to our shareholders and adversely affect our financial results.

We acquired Smilebox in August 2011, SweetIM in November 2012, ClientConnect in January 2014, Grow Mobile in July 2014, Make Me Reach in February 2015, and Undertone in November 2015, and we intend to continue to acquire complementary products, technologies or businesses. Seeking and negotiating potential acquisitions to a certain extent diverts our management’s attention from other business concerns, and is expensive and time-consuming. New acquisitions could expose our business to unforeseen liabilities or risks associated with the business or assets acquired or with entering new markets. In addition, we might lose key employees and vendors while integrating new organizations and may not effectively integrate the acquired products, technologies or businesses, or achieve the anticipated revenues or cost benefits or might harm our relationships with our future or current technology suppliers. Future acquisitions could result in customer dissatisfaction or vendor dissatisfaction or performance problems with an acquired product, technology or company. Paying the purchase price for acquisitions in the form of cash, debt or equity securities could weaken our cash position, increase our leverage or dilute our existing shareholders, as the case may be. Furthermore, a substantial portion of the price paid for these acquisitions is typically for intangible assets. We may incur contingent liabilities, amortization expenses related to intangible assets or possible impairment charges related to goodwill or other intangible assets or other unanticipated events or circumstances relating to the acquisition, and we may not have, or may not be able to enforce, adequate remedies in order to protect our Company. Moreover, not all acquisitions result in better results of the acquiring company. All acquisitions may end up in losses, unwanted results and waste of valuable resources, time and money. If any of these or similar risks relating to acquiring products, technologies or businesses should occur in the future on a scale that is greater than the positive effects of the acquisition described above, our business could be materially harmed.

Our financial performance may be materially adversely affected by information technology, insufficient cyber security and other business disruptions.

Our business is constantly challenged and may be impacted by disruptions, including information technology attacks or failures. Cybersecurity attacks, in particular, are evolving and include, but are not limited to, malicious software, attempts to gain unauthorized access to data, and other electronic security breaches that could lead to disruptions in systems, unauthorized release of confidential or otherwise protected information and corruption of data and overloading our servers and systems with communications and data. Unidentified groups have hacked numerous Internet websites and servers, including our own, for various reasons, political, commercial and other. Given the unpredictability of the timing, nature and scope of such disruptions, we could potentially be subject to substantial system downtimes, operational delays, other detrimental impacts on our operations or ability to provide products and services to our customers, the compromising of confidential or otherwise protected information, destruction or corruption of data, security breaches, other manipulation or improper use of our systems and networks, financial losses from remedial actions, loss of business or potential liability, and/or damage to our reputation, any of which could have a material adverse effect on our cash flows, competitive position, financial condition and results of operations. Although these attacks cause certain difficulties, they have not had a material effect on our business, financial condition or results of operations. However, there can be no assurance that such attacks can be prevented or that any such incidents will not have a material adverse effect on us in the future.

Class action litigation due to share price volatility or other factors could cause us to incur substantial costs and divert our management’s attention and resources.

Historically, public companies that experience periods of volatility in the market price of their securities and/or engage in substantial transactions, are sometimes met with class action litigation. Companies in the Internet and software industry, such as ours, are particularly vulnerable to this kind of litigation as a result of the volatility of their stock prices and their regular involvement in transactional activities. In the past, we were named as a defendant in this type of litigation in connection with our acquisition of ClientConnect, and although this lawsuit was dismissed, in the future litigation of this sort could result in considerable costs and a diversion of management’s attention and resources.

If we are deemed to be non-compliant with applicable data protection laws, or are even thought to be so, our operating results could be materially affected.

We collect, use, and maintain certain data about our customers, partners, employees and consumers. Such collection and maintenance of information is subject to data protection laws and regulations. A failure to comply with applicable regulations could result in class actions, governmental investigations and orders, and criminal and civil liabilities, which could materially affect our operating results. Moreover, concerns about our collection, use, sharing or handling of such data or other privacy related matters, even if unfounded, could harm our reputation and operating results.

Although we strive to comply with the applicable laws and regulations and use our best efforts to comply with the evolving global standards regarding privacy and inform our customers of our business practices prior to any installations of our product and use of our services, it is possible that these laws may be interpreted and applied in a manner that is inconsistent with our data collection, use, and preservation practices or that it may be argued that our practices do not comply with other countries' privacy and data protection laws and regulations. In addition to the possibility of fines, such a situation could result in the issuance of an order requiring that we change our data collection or retention practices, which in turn could have a material adverse effect on our business. See "Item 4.B Business Overview — Government Regulation" for additional discussion of applicable regulations.

Our products operate in a variety of computer and device configurations and could contain undetected errors or defects that could result in product failures, lost revenues and loss of market share.

Our software and advertising products may contain undetected errors, failures or defects, especially when the products are first introduced or when new versions are released. Our customers’ computer and other device environments are often characterized by a wide variety of standard and non-standard configurations that make pre-release testing for programming or compatibility errors very difficult and time-consuming. As a result, there could be errors or failures in our products. In addition, despite testing by us and beta testing by some of our users, errors, failures or bugs may not be found in new products or releases until after commencement of commercial sales. In the past, we have discovered software errors, failures and defects in certain of our product offerings after their full introduction and have experienced delayed or lost revenues during the period required to correct these errors.

Errors, failures or defects in products released by us could result in negative publicity, product returns, makegoods, refunds, loss of or delay in market acceptance of our products, loss of competitive position or claims by customers. Alleviating any of these problems could require significant expense and resources and could cause interruptions.

We depend on third party Internet and telecommunication providers to operate our websites and web-based services. Temporary failure of these services, including catastrophic or technological interruptions, would materially reduce our revenues and damage our reputation, and securing alternate sources for these services could significantly increase our expenses and be difficult to obtain.

Each of our third party Internet and telecommunication providers may not continue to provide services to us without disruptions at the current cost or at all. Moreover, as traffic to our websites and applications increases and the number of new (and presumably more complex) products and services that we introduce continues to rise, we will need to upgrade our systems, infrastructures and technologies generally to facilitate this growth. Although there is certain overlap between the companies that provide such services, such a disruption in services by any one of them, even if temporary, would reduce our revenues from product sales and possibly even from search, depending on the extent of disruption. We also rent the services of approximately 530 servers located around the world, mainly through Amazon Web Services. While we believe that there are many alternative providers of hosting and other communication services available to us, the costs associated with any transition to a new service provider could be substantial and require us to reengineer our computer systems and telecommunications infrastructure to accommodate a new service provider. Such processes could be both expensive and time consuming and could result in lost business both during the transition period and after.

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

As a result of the volatile and declining nature of our search revenues and display advertising, we have decided to develop and focus future growth efforts on mobile advertising and mobile platforms. We do not have an extensive history of ongoing operations from which to predict our future performance, and making such predictions is very complex and challenging, particularly with regard to aggressively increasing the distribution and profitability of these platforms as well as maintaining our existing business. The future viability of our business will greatly depend on our ability to offer a robust, stable and efficient platform for our partners in the mobile advertising market, as well as adapting and creating new platforms and products in this market. If we are unsuccessful in doing so in a timely fashion, we may not be able to achieve revenue growth or increase our profitability.

A loss of the services of our senior management, other key personnel and technology vendors could adversely affect execution of our business strategy.

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

Further, our ability to execute our business strategy also depends on our ability to continue to attract, retain and motivate qualified and skilled technical and creative personnel and skilled management, marketing and sales personnel, as well as third party technology vendors. Competition for well-qualified employees in our industry is intense and our continued ability to compete effectively depends, in part, upon our ability to retain existing key employees and to attract new skilled employees as well. If we cannot attract and retain additional key employees or lose one or more of our current key employees, our ability to develop or market our products and attract or acquire new users could be adversely affected. Although we have established programs to attract new employees and provide incentives to retain existing employees, particularly senior management, we cannot be assured that we will be able to retain the services of senior management or other key employees as we continue to integrate the Undertone business or that we will be able to attract new employees in the future who are capable of making significant contributions. See "Item 6 Directors, Senior Management and Employees."

Should some of our vendors terminate their relationship with us, our ability to continue the development of some of our products could be adversely affected, until such time that we find adequate replacement for these vendors, or until such time that we can continue the development on our own.

Under current Israeli, U.S., U.K., French and German law, we may not be able to enforce non-competition and non-solicitation covenants and, therefore, we may be unable to prevent our competitors from benefiting from the expertise of some of our former employees and/or vendors, whether current or former.

We have entered into non-competition and non-solicitation agreements with many of our employees and vendors. These agreements prohibit our employees and vendors, if they terminate their relationship with us, from competing directly with us, working for our competitors, or soliciting current employees away from us for a limited period. Under current Israeli, U.S., U.K., French and German law, we may be unable to enforce these agreements, in whole or in part, and it may be difficult for us to restrict our competitors from gaining the expertise that our former employees gained while working for us. For example, Israeli courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer which have been recognized by the courts, such as the secrecy of a company’s confidential commercial information or its intellectual property. If we cannot demonstrate that harm would be caused to us, we may be unable to prevent our competitors from benefiting from the expertise of our former employees.

Exchange rate fluctuations may harm our earnings and asset base if we are not able to hedge our currency exchange risks effectively.

A significant portion of our costs, primarily personnel expenses, are incurred in ILS. Inflation in Israel may have the effect of increasing the U.S. dollar cost of our operations in Israel. Further, whenever the U.S. dollar declines in value in relation to the ILS, it will become more expensive for us to fund our operations in Israel. A revaluation of one percent of the ILS as compared to the U.S. dollar could impact our income before taxes by approximately $0.4 million. The exchange rate of the U.S. dollar to the ILS has been very volatile in the past three fiscal years, decreasing by approximately 7% in 2013, increasing by approximately 12% in 2014, and decreasing by less than 1% in 2015. As of December 31, 2015, we had a foreign currency net liability of approximately $39.5 million (which number includes approximately $35.5 million in long-term ILS denominated convertible bonds that we issued in Israel in September 2014), and our total foreign exchange gain was approximately $0.6 million for the year ended December 31, 2015. To assist us in assessing whether or not, and how to, hedge risks associated with fluctuations in currency exchange rates, we have contracted a consulting firm proficient in this area, and are generally implementing their proposals. However, due to market conditions, volatility and other factors, we do not always implement our consultant’s proposals in full and our consultant’s proposals do not always prove to be effective and may even prove harmful. We may incur losses from unfavorable fluctuations in foreign currency exchange rates. See "Item 11 Quantitative and Qualitative Disclosure of Market Risks" for further discussion of the effects of exchange rate fluctuations on earnings.

Our international operations involve special risks that could increase our expenses, adversely affect our operating results and require increased time and attention of our management.

A large portion of our operations are performed from outside the United States. In addition, we derive and expect to continue to derive a portion of our revenues from users outside the United States. Our international operations and sales are subject to a number of inherent risks, including risks with respect to:

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

Risks related to our Technological Environment

If we fail to detect non-human traffic or other invalid traffic or engagement with our ads, we could lose the confidence of our advertisers, damage our reputation, and be responsible for makegoods or refunds, which would cause our business to suffer.

Our business relies on delivering positive results to our advertisers. We are exposed to the risk of fraudulent impressions, clicks, or conversions that advertisers may perceive as undesirable.  Such fraudulent activities may occur when a software program, known as a bot, spider, or crawler, intentionally simulates user activity causing impressions, ad engagements or clicks to be counted as real users. Such malicious software programs can run on single machines or on tens of thousands of machines, making them difficult to detect and filter.

If fraudulent or other malicious activity is perpetrated by others, and we are unable to detect and prevent it, the affected advertisers may experience or perceive a reduced return on their investment. High levels of invalid or fraudulent activity could lead to dissatisfaction with our advertising services, refusals to pay, refund or make good demands, or withdrawal of future business. Any of these occurrences could damage our brand and lead to a loss of our revenue.

We may not be able to enhance our platform to keep pace with technological and market developments in our evolving industry.

To keep pace with technological developments, satisfy increasing developer requirements, maintain the attractiveness and competitiveness of our mobile advertising solutions and ensure compatibility with evolving industry standards, we will need to regularly enhance our platform and develop and introduce new services on a timely basis. We also must update our software to reflect changes in advertising networks' application programming interfaces ("APIs"), technological integration and terms of use. The success of any enhancement or new solution depends on several factors, including timely completion, adequate quality testing, appropriate introduction and market acceptance. Our inability, for technological, business or other reasons, to timely enhance, develop, introduce and deliver compelling mobile advertising services in response to changing market conditions and technologies or evolving expectations of advertisers of mobile applications or mobile device users could hurt our ability to grow our mobile marketing business.

If advertisers continue to shift toward computerized transacting, it could lead to a loss in revenue.

There has been a recent shift to computerized transacting (also known as transacting programmatically) in display advertising.  If this shift occurs in other areas of advertising, such as high impact, and users are unwilling to work with our method of delivering high impact programmatically, it may negatively affect our revenue.

We provide a platform for application developers to advertise and effectively distribute their application. The mobile advertising market is relatively new and may develop or evolve not as currently expected, which could harm our mobile marketing business.

The market for mobile advertising management solutions such as ours is relatively new, and the solutions offered or being developed may not achieve or sustain high levels of demand and market acceptance. Advertisers of mobile applications have historically spent a smaller portion of their advertising budgets on mobile media as compared to traditional advertising methods, such as television, newspapers, radio and billboards, or online advertising over the Internet, such as through banner ads on websites. Many advertisers of mobile applications still have limited experience with mobile advertising and their utilization of this newer platform may evolve in a different fashion than currently expected. In addition, our current and potential advertisers may ultimately find mobile advertising to be less effective than traditional advertising media or marketing methods or other technologies for promoting their products and services, and may even reduce spending on mobile advertising from current levels as a result. If the market for mobile advertising deteriorates, or develops in a different fashion than currently expected, we may not be able to increase our revenues.

The growth of our mobile marketing business will be impaired if mobile devices, their operating systems or content distribution channels develop in ways that prevent our mobile marketing business's advertising campaigns from being delivered to their users.

Our mobile marketing future business is dependent on the need of mobile application advertisers for assistance in managing their advertising campaigns, including assistance in connecting such advertisers of mobile applications with advertising networks. If advertising networks significantly open their platforms and make more data available to their advertisers, the importance of our ability to manage an ad campaign and provide analytics would be diminished, potentially harming its revenues.

We do not control consumer infrastructure.  If consumer infrastructure fails, we may be unable to deliver our services and could suffer a material adverse effect.

Consumer infrastructure could fail for a variety of reasons, including new technology incompatibility, the degradation of network performance under the strain of too many consumers using the network, a general failure from natural disaster, or a political or regulatory shut-down. Individuals and groups who develop and deploy viruses, worms and other malicious software programs could also attack consumer infrastructure and the devices that run on those networks. Any such occurrences could impact our ability to serve ads and lead to a loss of revenue.

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

Risks related to our Solutions’ Reputation and Perception

Our business depends on a strong brand reputation, and if we are not able to maintain and enhance our brand, our business and results of operations could be materially adversely affected.

Maintaining and enhancing our Undertone brand is an important aspect of our efforts to attract and expand our agency, advertiser and publisher base. Maintaining and enhancing our Undertone brand will depend largely on our ability to provide high-quality, innovative products and services, and there are no assurances that we will be able to continue to do so successfully. We have spent, and expect to continue spending, money and other resources on the establishment, building and maintenance of our Undertone brand, as well as on enhancing customer awareness of it. Our Undertone brand, however, may be negatively impacted by a number of factors, including but not limited to, fraud on publisher sites on which we serve ads, service outages, product malfunctions, data protection and security issues, and exploitation of our trademarks by others without our permission.  If we are unable to maintain or enhance our Undertone brand in a cost-effective manner, our business and operating results could be materially adversely affected.

We may be unable to deliver advertising in a brand safe environment, which could harm our reputation and cause our business to suffer.

It is important to brand advertisers that advertisements are not placed in or near content that is unlawful or would be deemed offensive or inappropriate by their customers. Unlike advertising in other mediums, we cannot guarantee that online advertisements will not appear in such an environment. If we are not successful in delivering ads in such an environment, our reputation could suffer and our ability to attract potential advertisers and retain and expand business with existing advertisers could be harmed, or our customers may seek to avoid payment or demand refunds, any of which could harm our business and operating results.

We have experienced a decline in business, and market perception of our search business has not been favorable. As a result, we may have difficulty achieving revenue growth and entering new markets.

Over the past several quarters, we have experienced a decline in revenues and an increasingly negative market bias regarding a major source of revenues, search-generated revenues. The combination of these factors presents challenges in:

•	recruiting and retaining highly qualified personnel for our current business and the new business we are developing;

•	attracting and acquiring customers and partners to support and expand our business; and

•	raising funds or utilizing our equity to facilitate acquisitions.

If we cannot maintain the commitment of our employees, recruit new employees and make the acquisitions required to enhance our organic activity, we may not return to revenue growth and our financial results will suffer.

Our reputation has been and may continue to be negatively impacted by a number of factors, including the negative reputation associated with search assets, search setting take over, toolbars, product and service quality concerns, complaints by publishers or end users or actions brought by them or by governmental or regulatory authorities and related media coverage and data protection and security breaches. Moreover, the inability to develop and introduce monetization products and services that resonate with consumers and/or the inability to adapt quickly enough (and/or in a cost effective manner) to evolving changes to the Internet and related technologies, applications and devices, could adversely impact our reputation, and, in turn, our business, financial condition and our results of operations.

 Risks Related to our Intellectual Property

Our intellectual property may not be adequately protected and thus our technology may be unlawfully copied by other third parties.

The technology we use and is incorporated into our offering may not be protected by patents.

There is no assurance that any existing or future patents will afford adequate protection against competitors and similar technologies. We regard the protection of our intellectual property as critical to our success.  We strive to protect our intellectual property rights by relying on contractual restrictions, common law rights, as well as federal and international intellectual property registrations and the laws on which these registrations are based.

We generally enter into confidentiality and invention assignment agreements with our employees and contractors, and confidentiality agreements with parties with whom we conduct business, in order to limit access to, and the disclosure and use of, our proprietary information.  However, we may not be successful in executing these agreements with every party who has access to our confidential information or contributes to the development of our intellectual property.  In addition, those agreements that we do execute may be breached, and we may not have adequate remedies for any such breach.  Further, these contractual arrangements and the other steps we have taken to protect our intellectual property may not prevent the misappropriation of our intellectual property, or deter independent development of similar intellectual property by others.

Third party claims of infringement or other claims against us could require us to redesign our products, seek licenses, or engage in costly intellectual property litigation which could adversely affect our financial position and our ability to execute our business strategy.

Given the competitive nature of our industry, companies often design similar products and services.  At times, this can cause claims of intellectual property infringement and potentially litigation. Further, the appeal of some of our products is largely the result of the graphics, sound and multimedia content that we incorporate into our products. We enter into licensing arrangements with third parties for some of these uses. However, other third parties may from time to time claim that our current or future use of content, sound and graphics infringe their intellectual property rights, and seek to prevent, limit or interfere with our ability to make, use or sell our products. We have experienced such claims in the past although ultimately with no material consequence.

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

On December 22, 2015, Adtile Technologies Inc. filed a lawsuit against Perion and Undertone alleging, inter alia, that Undertone’s UMotion advertising format, “hand phone” image, and use of the full tilt library infringes on its intellectual property. On February 3, 2016, Adtile Technologies Inc. filed a motion for preliminary injunction to, inter alia, prevent Undertone from creating or selling motion-activated advertisements. If we do not prevail in this case, we may incur monetary damages and/or be prohibited from using certain intellectual property.

We may also become involved in litigation in connection with the brand name rights associated with our Company name or the names of our products. We do not know whether others will assert that our Company name or any of our brands name infringe(s) their trademark rights. In addition, names we choose for our products may be alleged to infringe names held by others. If we have to change the name of our Company or products, we may experience a loss in goodwill associated with our brand name, customer confusion and a loss of sales. Any lawsuit, regardless of its merit, would likely be time-consuming, expensive to resolve and require additional management time and attention.

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

Certain of our products contain open source code and we may use more open source code in the future. In addition, certain third party software that we embed in our products contains open source code. Open source code is code that is covered by a license agreement that permits the user to liberally use, copy, modify and distribute the software without cost, provided that users and modifiers abide by certain licensing requirements. The original developers of the open source code provide no warranties on such code.

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

Our principal executive offices are located in Israel. Accordingly, political, economic and military conditions in the Middle East may affect our business directly. Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors, Hamas (an Islamist militia and political group in the Gaza Strip) and Hezbollah (an Islamist militia and political group in Lebanon). Recent political uprisings, social unrest and violence in various countries in the Middle East and North Africa, including Israel’s neighbors Egypt and Syria, are affecting the political stability of those countries. This instability may lead to deterioration of the political relationships that exist between Israel and these countries and have raised concerns regarding security in the region and the potential for armed conflict. In addition, Iran has threatened to attack Israel and is believed to be developing nuclear weapons. Iran is also believed to have a strong influence among the Syrian government, Hamas and Hezbollah. These situations may potentially escalate in the future to more violent events which may affect Israel and us. These situations, including conflicts which involved missile strikes against civilian targets in various parts of Israel, such as the Gaza conflict in the summer of 2014, have in the past negatively affected business conditions in Israel. Any hostilities involving Israel could have a material adverse effect on our business, operating results and financial condition. Although such hostilities did not in the past have a material adverse impact on our business, we cannot guarantee that hostilities will not be renewed and have such an effect in the future. Ongoing and revived hostilities and the attempts to resolve the conflict between Israel and its Arab neighbors often results in political instability that affects the Israeli capital markets and can cause volatility in interest rates, exchange rates and stock market quotes. The political and security situation in Israel may result in parties with whom we have contracts claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions. These or other Israeli political or economic factors could harm our operations and product development and cause our sales to decrease. Since our headquarters are located in Israel, we could experience serious disruptions if acts associated with this conflict result in any serious damage to our facilities. Our business interruption insurance may not adequately compensate us for losses that may occur and any losses or damages incurred by us could have a material adverse effect on our business. Any future armed conflicts in the region would likely negatively affect business conditions, harm our results of operations and make it more difficult for us to raise capital.

Several countries, principally in the Middle East, restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies whether as a result of hostilities in the region or otherwise. In addition, there have been increased efforts by activists to cause companies and consumers to boycott Israeli companies based on Israeli government policies. Such actions, particularly if they become more widespread, may adversely impact our business and results of operations.

Our operations may be disrupted by the obligations of our Israeli personnel to perform military service.

As of December 31, 2015, approximately 48% of our workforce is located in Israel and could be obliged to perform military service. All non-exempt male adult citizens and permanent residents of Israel under the age of 40, or older for reserves officers or citizens with certain occupations, as well as certain female adult citizens and permanent residents of Israel, are obligated to perform military reserve duty and may be called to active duty under emergency circumstances. In recent years, there have been significant call-ups of military reservists, including in the summer of 2014, and it is possible that there will be additional call-ups in the future. Many of our male employees in Israel, including members of senior management, are obligated to perform up to 36 days of military reserve duty annually until they reach the relevant age of discharge from army service and, in the event of a military conflict, could be called to active duty. While we have operated effectively despite these conditions in the past, we cannot assess what impact these conditions may have in the future, particularly if emergency circumstances arise. Our operations could be disrupted by the absence of a significant number of our employees related to military service or the absence for extended periods of military service of one or more of our executive officers or key employees. Any disruption in our operations would harm our business.

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

The tax benefits available to us for activities in Israel require us to meet several conditions and may be terminated or reduced in the future, which would increase our costs and taxes.

We have benefited and currently benefit from a variety of Israeli government programs and tax benefits with regards to our operations in Israel, that generally carry conditions that we must meet in order to be eligible to obtain any benefit. Our tax expenses and the resulting effective tax rate reflected in our financial statements may increase over time as a result of changes in corporate income tax rates, other changes in the tax laws of the countries in which we operate, non-deductible expenses, loss and timing differences, or changes in the mix of countries, where we generate profit.

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

Non-U.S. corporations generally may be characterized as a passive foreign investment company ("PFIC") for any taxable year, if, after applying certain look through rules, either (1) 75% or more of such company’s gross income is passive income, or (2) at least 50% of the average value of all such company’s assets (determined on a quarterly basis) are held for the production of, or produce, passive income.

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

We believe that in 2015 we were not a PFIC. Whether we are a PFIC is based upon certain factual matters such as the valuation of our assets. In calculating the value of our assets, we value our total assets, in part, based on our total market capitalization. We believe this valuation approach is reasonable. There is no assurance whether the IRS will challenge our valuations. If the IRS were to successfully challenge such valuations, we may potentially be classified as a PFIC for the 2015 taxable year or prior taxable years. Furthermore, there can be no assurance that we will not become a PFIC in the future. See a discussion of our PFIC status in Item 10.E under "U.S. Federal Income Tax Considerations – Passive Foreign Investment Company Considerations."

Risks Related to our Ordinary Shares

Future sales of our ordinary shares could reduce our stock price.

At the closing of the ClientConnect Acquisition on January 2, 2014, we issued 54.75 million of our ordinary shares to ClientConnect’s shareholders. The ordinary shares were issued pursuant to an exception from registration under the Securities Act and are not subject to any resale restrictions under U.S. law, except for the volume limitations under Rule 144 applicable to our affiliates. Since January 2, 2016, the resale of such ordinary shares is no longer subject to any contractual lock-up restrictions.

As of March 1, 2016, there were outstanding an aggregate of 9,687,029 RSUs and options to purchase our ordinary shares.  As these securities vest, the holders thereof could sell the underlying shares without restrictions, except for the volume limitations under Rule 144 applicable to our affiliates.

As part of the consideration for the acquisition of Grow Mobile, we issued 600,100 ordinary shares in 2014, and 342,329 ordinary shares in 2015, to the security holders of Grow Mobile. Such shares generally will become freely tradable under U.S. law six months following their respective issuance. Additional share issuances due to the aforesaid acquisition are expected during 2016.

On February 10, 2015, as part of the consideration for the acquisition of Make Me Reach, we issued 1,437,510 ordinary shares to the security holders of Make Me Reach and additional 18,998 ordinary shares to certain employees. In the subsequent 12 months, we issued to certain former Make Me Reach security holders and to certain employees an additional 288,478 in ordinary shares. Such shares are generally not subject to any resale restrictions under U.S. law.

Pursuant to a registration rights undertaking described in Item 10.C "Material Contracts— J.P. Morgan Registration Rights Agreement," we expect to complete, in the upcoming months, the registration with the Securities and Exchange Commission of 4,436,898 of our ordinary shares, which may be resold by the holders thereof from time to time.

Finally, our Series L Bonds are convertible into an aggregate of approximately 4.3 million ordinary shares, at a conversion price of ILS 33.605 per share (approximately $8.61 per share as of December 31, 2015). These shares were issued pursuant to an exception from registration under the Securities Act and will not be subject to any resale restrictions under U.S. law, except for the volume limitations under Rule 144 applicable to our affiliates.

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

We do not intend to pay cash dividends.

Although we have paid cash dividends in the past, our current policy is to retain future earnings, if any, for funding growth. If we do not pay dividends, long term holders of our stock will generate a return on their investment only if our stock price appreciates between the date of purchase and the date of sale of our shares.

See "Item 8.A Consolidated Statements and Other Financial Information — Policy on Dividend Distribution" for additional information regarding the payment of dividends.

Several shareholders may be able to control us.

As a result of the ClientConnect Acquisition, several shareholders of Conduit became significant shareholders of Perion, including three shareholders that each beneficially own more than 10% of our outstanding shares. One of these shareholders is currently a member of our board of directors. See Item 7.A for more information. To our knowledge, these shareholders are not party to a voting agreement with respect to our shares. However, should they decide to act together, they may have the power to control the outcome of matters submitted for the vote of shareholders. In addition, such share ownership may make certain transactions more difficult and result in delaying or preventing a change in control of us unless approved by them.

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

            The market price for our ordinary shares, as well as the prices of shares of other Internet companies, has been volatile. Between February 2014 and March 2016, our share price has fluctuated from a high of $14.33 to a low of $1.98. The following factors may cause significant fluctuations in the market price of our ordinary shares:

•	fluctuations in our quarterly revenues and earnings or those of our competitors;

•	pending sales into the market due to the release of contractual and tax lock ups;

•	shortfalls in our operating results compared to levels forecast by us or securities analysts;

•	changes in regulations or in policies of search engine companies or other industry conditions;

•	mergers and acquisitions by us or our competitors;

•	technological innovations;

•	the introduction of new products;

•	the conditions of the securities markets, particularly in the Internet and Israeli sectors; and

•	political, economic and other developments in Israel and worldwide.

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

Our History

We were incorporated in the State of Israel in November 1999 under the name Verticon Ltd., changed our name to IncrediMail Ltd. in November 2000 and in November 2011 changed our name to Perion Network Ltd.. We operate under the laws of the State of Israel. Our headquarters are located at 26 HaRokmim Street, Holon 5885849, Israel. Our phone number is 972-73-3981000. Our website address is www.perion.com. The information on our website does not constitute a part of this annual report. Our agent for service in the United States is Intercept Interactive Inc. d/b/a Undertone, which is located at 340 Madison Avenue, 8th Floor, New York, NY 10173-0899.

We completed the initial public offering of our ordinary shares in the United States on February 3, 2006.

Since November 20, 2007, our ordinary shares are also traded on the Tel Aviv Stock Exchange.

On August 31, 2011, we completed the purchase of Smilebox Inc., a Washington corporation.

On November 30, 2012, we completed the purchase of SweetIM Ltd., a Belize company that wholly owns SweetIM Technologies Ltd., an Israeli company. Both companies were dissolved during 2015.

On January 2, 2014, we completed the purchase of ClientConnect Ltd., an Israeli company that wholly owns ClientConnect Inc., a Delaware corporation, and ClientConnect B.V., a Netherlands company.

On July 15, 2014, we completed the purchase of Grow Mobile, Inc., a Delaware corporation.

On February 10, 2015, we completed the purchase of Make Me Reach SAS, a French company.

On November 30, 2015, we completed the purchase of Interactive Holding Corp., a Delaware corporation, and its subsidiaries (collectively referred to as "Undertone"). See "Recent Developments".

Principal Capital Expenditures

In 2013, capital expenditures consisted of $1.9 million for investments mainly in computer hardware, software and furnishings. In 2014, capital expenditures consisted of $10.9 million for leasehold improvements and furnishing related to our new headquarters office in Holon, as well as investments in computer hardware and software. In 2015, capital expenditures consisted of $2.0 million, mainly from the acquisition of computer systems and software applications.

In 2016, we expect to continue our growth strategy of acquiring products and businesses, in addition to organic capital investments. Our organic investments are expected to consist primarily of acquiring computer hardware, software, peripheral equipment and installation, all of which are expected to be financed by our existing resources. We currently expect that outside of possible acquisitions of products and companies, our capital expenditures will be approximately at the same level in 2016. To date, we have financed our general capital expenditures with cash generated from operations and debt and equity financings.  To the extent we acquire new products and businesses, these acquisitions may be financed by any of, or a combination of, cash generated from operations, or issuances of equity or debt securities.

Recent Developments

Undertone Acquisition

On November 30, 2015 (“Closing date”), we completed the purchase of Interactive Holding Corp., a Delaware corporation, and its subsidiaries (collectively referred to as "Undertone") for a purchase price of $133.1 million, comprised of $89.1 million paid in cash, $16.0 million was retained as a holdback to cover potential claims until May 2017, for which a liability of $14.4 million was recorded at fair value.  $3.0 million will be paid in installments over the period ending September 2017, for which a liability of $2.8 million was recorded at fair value. $20.0 million, deferred consideration payment, bearing 10% annual interest, to be paid in November 2020, for which a liability of $22.0 million was recorded at fair value. As part of the purchase price, an amount of $1.2 million was paid on January 2016, and an amount of $2.1 million will be paid during 2016. In addition, an amount of approximately $1.5 million is expected to be paid as a working capital adjustment in cash. Concurrently with the closing, Undertone entered into a new secured credit agreement with its existing lenders for $50.0 million, due in quarterly installments from March 2016 to November 2019. On March 4, 2016, Undertone entered into an amendment to the secured credit agreement. The amendment to the credit agreement adds a $10.0 million revolving loan facility (which includes a $3.0 million swing line loan commitment and $3.0 million letter of credit commitment). Additionally, the amendment postpones the commencement date of a few of Undertone’s undertaking and covenants, and increases Undertone’s ability to invest in some of its subsidiaries.

The credit agreement is not guaranteed by Perion, but it is secured by a pledge on Perion's indemnification rights under the Undertone acquisition agreement. In connection with the acquisition, we granted options to purchase 3,289,000 ordinary shares to employees of Undertone and a warrant to purchase 200,000 ordinary shares to a third-party vendor that provides development services to Undertone.

Following the closing of the Undertone acquisition, Corey Ferengul, CEO of Undertone, joined Perion's executive management team. In addition, Robert Schwartz, the Vice President of Business Development of Undertone, became our Chief Strategy Officer, in place of Michael Waxman-Lenz, who became the Chief Financial Officer of Undertone.

Private Placement

On December 3, 2015, we completed a private placement of 4,436,898 ordinary shares for gross proceeds of $10.125 million pursuant to a securities purchase agreement with J.P. Morgan Investment Management Inc., as investment advisor to the National Council for Social Security Fund and 522 Fifth Avenue Fund L.P. (collectively referred to as the "Investors"). The purchase price per share was $2.282, which was the average closing price of an ordinary share on the Nasdaq Global Select Market for the 30 trading days ending on December 1, 2015. In the event that on September 1, 2016 the 15-trading day weighted average price of an ordinary share is less than $2.624, the per share purchase price will be adjusted downward 1% for each whole 1% that it is lower than such price, up to a maximum adjustment of 15%, and we will issue to the Investors such number of additional ordinary shares as is necessary so that each of the Investors will receive such number of ordinary shares in total that it would have purchased at the closing of the private placement at such lower price.

In connection with the private placement, we entered into a registration rights agreement with the Investors pursuant to which we granted to the Investors certain registration rights related to the ordinary shares issued in the private placement. We were required to file this registration statement on Form F-3 for the resale of the ordinary shares within 30 days following the closing of the private placement (such Form F-3 was filed on December 29, 2015) and to use our reasonable efforts to cause such registration statement to be declared effective within 120 days following the closing of the private placement. We expect to complete, in the upcoming months, the registration of said shares. We may incur liquidated damages if we do not meet our registration obligations. We also agreed to other customary obligations regarding registration, including indemnification and maintenance of the applicable registration statement.

    Bank Leumi credit facility

On November 22, 2015, we borrowed $19.9 million under a new credit facility from LeumiTech, the technology banking arm of Bank Leumi le-Israel B.M. The credit facility is secured by a lien on the accounts receivable of ClientConnect Ltd., an Israeli subsidiary, from its current and future business clients and is guaranteed by Perion. The credit facility matures in November 2016. As of December 31, 2015, the unpaid balance of the credit facility was $13.0 million.

Make Me Reach Acquisition

On February 10, 2015, we consummated the acquisition of 100% of the shares of Make Me Reach SAS, a private French Company headquartered in Paris, France ("MMR"). The Purchase price was $6.4 million in cash and $4.4 million in the form of 1,437,510 ordinary shares. In the subsequent 12 months, we were required to pay additional $0.4 million in cash and issue an additional $0.4 million in ordinary shares to the founder of MMR, subject to retention conditions, which were paid in full in February 2016. In addition, certain key employees of MMR were entitled to retention payments of which $144,397 in cash and $62,883 in the form of 18,998 ordinary shares which were paid upon closing. An additional, $266,394 in cash and $208,169 in the form of 92,348 ordinary shares that were subject to retention conditions, were paid to such key employees in February 2016. Make Me Reach has become part of Perion’s focus on mobile marketing which was created to address the advertising needs of mobile app developers, and enables Perion to provide a more omprehensive technical and platform solution for app developers. Make Me Reach is a Facebook Marketing Partner, Instagram partner and Twitter Official Partner (TOP).

B.	BUSINESS OVERVIEW

General

Perion is a global technology company that delivers high-quality advertising solutions to brands and publishers. Perion is committed to providing outstanding execution, from high-impact ad formats to branded search and a unified social and mobile programmatic platform.

Overview

While in 2015, we generated most of our revenues from search-based monetization solutions, we expect to devote most of our future growth efforts towards the advertising market.  Our Undertone business is an advertising technology business focused on delivering standout brand experiences. We do so by developing digital advertising creatively designed to capture consumer attention and drive engagement, delivering these ads across a hand-picked portfolio of websites and mobile applications. With the Undertone acquisition, we are now able to deliver standard and proprietary display, mobile, video, and high impact ad formats, leveraging proprietary technology to ensure that ads are delivered to the right audience, at the right time, and across the right websites and mobile applications.

Our ad creation platform allows us to bring sophisticated high impact formats to market quickly and to streamline production of client campaigns. By using HTML5 and a responsive design, we can deliver a seamless creative experience across screens. This combination of creative capabilities and proprietary high impact cross-screen and mobile-only advertising formats enables us to differentiate our offering in the market.  Customers can transact with us using traditional insertion order methods or programmatically (through computerized solutions). Our computerized capabilities enable customers to increase automation and efficiency while maintaining access to all of our formats. Our customers receive dedicated support throughout the full campaign cycle, including planning, client solutions, campaign management, performance and insights. We have longstanding relationships with major brands and advertising agencies across the United States and Europe.

Our proprietary social and mobile marketing platform offers a single dashboard for marketers that makes mobile media buying more efficient across ad networks, exchanges and direct publishers. Advertising networks, agencies and mobile application developers looking to promote their applications often struggle with inefficient and disorganized practices of media buying, campaign measurement and optimization. Our advertising platform simplifies the complexity of mobile app advertising, enabling companies to rapidly acquire new customers, increase user engagement and maximize revenue. It streamlines the process of buying ads across multiple channels, with an integrated solution suite that delivers sophisticated reports for quick results analysis, performance optimization and an increased return on investment.

Our social and mobile marketing platform was created to resolve the mobile advertising challenges by offering centralized, programmatic media buying across multiple traffic sources and bringing order to mobile marketing efforts. With our mobile marketing platform, customers can acquire users from the industry’s top-performing traffic sources including Google, Facebook, Twitter and Instagram, and can access their performance data and revenue information in one place, enabling them to make better, quicker and more intelligent decisions and helping mobile application advertisers improve user acquisition, maximize their return on investment and ultimately meet their business goals.. The platform allows advertisers to control their marketing spends, planning and strategy in-house and utilize the technical tool to create better operational marketing efficiencies. The platform provides a mobile marketing distribution technology which is integrated into over 40 ad networks, exchanges and direct publishers and offers full reporting analytics that present data on results from the advertisers' budget spend and post campaign metrics. Following our acquisition of Make Me Reach, this platform includes social capabilities and the ability to serve ads on Facebook, Instagram and Twitter, as well. We offer our customers the opportunity to easily and efficiently increase spend, reduce churn and improve retention through engagement campaigns. Customers also receive ongoing analysis and optimization of their campaigns for increased return on investment and scaling of their key performance indicator goals.

Despite our focus on the advertising market, we still expect to generate significant revenues by providing search-based monetization solutions for our publishers with enhanced analytics capabilities to track and monitor their business performance. From the end user perspective, we enable users to configure their browser settings through the search setting dialogue so they are powered by our search-engine partners. Publishers can choose to implement our solution into or with their products and services (mobile and desktop) and to monetize their users’ search assets.

Our search related products enable end users to, among other things, replace their search asset(s) with ours, where users may conduct searches or follow links to advertisements that advertisers may display. They also allow publishers the ability to set up syndicated searches on their individual websites and to monetize their users’ other search assets. In addition, we are still generating a small portion of our revenues through our toolbar platform, which allows publishers to create, implement and distribute web browser toolbars, as well as through our consumer products; IncrediMail a unified messaging application that enables consumers to manage multiple email accounts in one place with an easy-to-use interface and extensive personalization features and Smilebox a leading photo sharing and social expression product.

In the past, Perion developed and acquired a number of downloadable consumer software products.  Currently these products account for only 8% of our revenues and are profitable. Our consumer products are currently available in seven languages in addition to English. Prices and license fees for our premium products range between $5 and $50, varying based on market, length of license period and whether the products are offered together. Our legacy product line crosses several vertical markets and consists of a few products, all of which may be downloaded over the Internet. We previously announced the beta launch of Violet, a do-it-yourself wedding design tool, yet the development of this product was abandoned during the fourth quarter of 2015.

Markets

In general, we work with advertising agencies, advertisers, publishers and search partners. While we work with some advertisers directly, our primary advertising customers are advertising agencies, who are paid by brand advertisers to develop their media plans. We work with these advertisers and agencies to plan, design, deliver, manage, and measure their digital advertising campaigns.

We contract for digital media with publishers, including software developers that own online media content such as mobile apps or web pages, as well as aggregators of such media. We focus on publishers and digital businesses, providing effective distribution, monetization, and optimization solutions. These developers and digital businesses, in turn, target consumers. Our experience and success as developers allow us to best understand the needs of publishers and to enable other developers to succeed. Honed through our own products, our technology-based solutions platform provides us with the opportunity to allow publishers to focus on what they do best, creating great digital content and applications or providing consumer content. Our team brings decades of experience, operating and investing in diversified digitally-enabled businesses, and we continue to innovate and create value for publishers. We keep the publishers’ end users focused and on-site for longer through targeted search results while building the perfect native ad experience.

We generally do not enter into long term contracts with advertising customers. We charge customers varied rates, based on ad format, campaign complexity, and creative requirements. We then engage in a consultative sales process to determine the best plan for that customer. Our customers purchase our products based on impressions served for each ad type, either using traditional insertion orders, or alternatively, programmatically, with options for managed service or self-service. Programmatic customers have access to the same ad formats as traditional customers but can leverage programmatic direct delivery in order to increase automation and efficiency. All our advertising customers receive support throughout the campaign cycle, with service and support teams including planning, client solutions, campaign management, performance, and insights.

Our analytics platform enables app developers to manage their distribution and monetization activities and better optimize their offerings. Most app developers are small businesses without analytical capabilities or the required funds to improve customer “funnel” conversion, create the necessary systems for tracking revenue per user, or implement traffic acquisition with positive return on investment. Through our analytics platform, we provide our clients with real-time analytics, custom reports, and advanced optimization and editing tools, which together act as a springboard to higher conversions and increased return on investment.

We have generated the majority of our revenues from services agreements with our search partners. Search-generated revenues accounted for 85%, 85% and 78% of our revenues in 2013, 2014 and 2015, respectively. Through our search technology, including syndication, we offer end users the ability to search the Internet via easily embedded search boxes powered by premium search companies, including Microsoft, Google and Yahoo, and depending on the search partner powering the search and the location in which the search was initiated, we receive either a fixed price, pay-per-search fee or portion of the revenues generated by these companies through the search process.

We are currently one of the largest redistributors of search monetization in the United States and have agreements with all the major search engine companies. Our agreement with Microsoft, our largest search engine partner, is for a three-year term, from January 1, 2015 through December 31, 2017, and upon mutual agreement, the agreement may be renewed for an additional 12-month period, until the end of 2018. In the past, the fees payable by Microsoft under the Microsoft Agreement were payable based on either a fixed price, pay-per-search basis that is tied to the number of searches conducted by end users, or in certain instances on a share of the revenue generated as a result of searches conducted by end users who utilize the search engine that appears on toolbars created by publishers through our platform or through other search related products. The fees payable by Microsoft had varied annually over the term of the agreement, decreasing significantly in 2013 and 2014, as compared to 2011 and 2012. As of 2015, the fees payable by Microsoft under the Microsoft 2015 Agreement are payable based on a share of the revenue generated as a result of searches conducted by end users who utilize the search engine that appears on our product, the publisher’s product, search assets and websites.

While most of our search-generated revenues are based on our Microsoft relationship, nonetheless, in line with our strategy for diversification, we were successful in engaging and maintaining positive relationships with other search providers as well. We entered into an agreement with Google, effective as of July 1, 2015 and which will expire on April 30, 2017.  We also have an agreement with Yahoo, which is in effect until July 18, 2017. In addition, on April 29, 2013, we signed a three-year agreement with Ask. This agreement was amended on several occasions during 2014, and is in effect until March 31, 2016.

We also offer advertisers the ability to monetize their web properties with display advertising through our ad network. This offering is predominantly to our search revenue affiliate network and reliant on the acceptance of our resetting the home page of the users of their products.  These revenues are therefore highly correlated with our revenues from search.

Strategy

Our goal through our advertising high quality offering is to be the leader in advertising solutions that cut through the digital clutter and deliver messages that stand out to consumers, through innovative “high impact” ad units. We define high impact as advertising that has a great effect on consumers, such as non-standard rich media ad units. To address all of our customers’ digital advertising needs with a comprehensive solution, in addition to high impact ad units, we also offer standard and non-standard ad formats in display, video, and mobile.

We view our advertising offering to be complementary with our long standing search monetization offerings which yield steady revenues, providing high profitability and healthy cash flow.

The key components to our advertising offering are:

Cross-Screen Ad Units

High impact advertising requires creative ad units that capture consumer attention, as well as functionality that drives consumer engagement. We have an in-house creative team, PIXL Studios, which works with clients to design, build, and execute custom high impact ad units. We currently offer 12 different high impact formats, each with a suite of interactive functionality, that can be deployed across desktop, mobile and tablet (“cross-screen”).  Eight of these are our proprietary formats.  We use HTML5 and responsive design to detect device type and screen size in order to deliver a seamless advertising experience across screens. Other proprietary formats, such as UMotion and Tapestry, leverage mobile-native functionality such as tap, swipe, shake, and tilt in order to deliver an engaging consumer experience.

Quality Media

In order to be effective, advertisements must be delivered in media environments that reach the right audiences. We hand-picked a broad portfolio of premium media properties, that we rigorously vetted using quantitative and qualitative criteria. Qualified publishers are then put through a certification process to ensure proper delivery of our high impact formats. Approved publishers are then placed on Undertone’s “Green List” and are subsequently continuously monitored for inappropriate content and non-human traffic.

Proprietary Technology

Our proprietary technology supports our mission of delivering standout brand experiences for advertisers:

•	Our HTML5-based ad creation platform allows for the rapid creation of high impact creative ads and the development of new high impact ad formats.

•	Our computerized platform allows our clients to increase efficiency and campaign flexibility by leveraging programmatic buying and selling.

•
Our Undertone Data Management System (UDMS) utilizes data-driven analysis and insights in order to deliver relevant ads to consumers.  UDMS is integrated with over 70 different data providers and integrate with first-party and third party targeting data.

Service and Support

We provide our clients with service and support before, during, and after the campaign cycle.  Our sales, client solutions, and planning teams utilize a consultative, solutions-driven approach in order to develop the appropriate campaign strategy for each individual client. Our campaign management and performance teams oversee all aspects of client campaigns in order to ensure that they meet the clients’ objectives.  Finally, our research and insights team provides clients with campaign results, key performance metrics, and critical analysis in order to provide useful feedback to clients.

Innovation

To maintain our edge and unique offering, we must continue to develop new solutions and services that foster consumer engagement.  To accomplish this, we have in-house research and development team, known as Future Proof Labs. Future Proof Labs researches, prototypes, and tests emerging technology in order to determine how best to reach and influence consumers. The team also conducts consumer research studies to determine the potential effectiveness of innovations.

Future Proof Labs focuses on three types of innovations:

•	Near-term innovations, which may be brought to market in less than a year and typically represent advances to existing capabilities,

•	Mid-term innovations, which may be brought to market in one to two years and typically represent new concepts, and

•	Long-term innovations, which have an uncertain time horizon, but that we believe may have a material impact on advertising.

With the solutions we provide to our publisher partners, in the turbulent marketplace we currently act in, we intend to differentiate ourselves by providing solutions with three major advantages:

•
provide a user friendly monetization solution, that enables them to engage users, by providing quality software, while creating monetization through, user friendly, non-intrusive and transparent means;

•	deliver superior analytics and optimization tools enabling the software developer to extend its reach and increase monetization with a positive return on investment; and

•	offer creative and flexible monetization models with scalable risk and reward, suited to their business.

Publishers face increasing challenges monetizing their offerings. This is partly because most consumers find that the free version of a given software product or content adequately meets their needs. Accordingly, most app developers or web content publishers do not earn sufficient revenue to sustain a standalone business.

We provide a broad spectrum of solutions for our clients' monetization challenges. Through a sophisticated, data driven recommendation engine, we assist publishers to create new revenue streams and advertisers to hit targeted audiences- all while increasing site performance. We offer clients the ability to easily incorporate targeted ads into the download and installation process of their products as well as tailored and engaging advertising solutions for web content publishers, thereby further increasing monetization opportunities. The engine allows for funnel monetization opportunities on post-install and uninstall pages, as well. Altogether, the engine provides end users with more relevant offers, enhancing their experience by delivering relevant content and optimizing conversion for both advertisers and publishers, ultimately increasing end user satisfaction and monetization.

Through our search agreements with the world's leading search providers we enable our clients to monetize their search assets. Publishers and developers may incorporate a search box, generic or tailored to the publisher’s offering that is powered by our search providers, who in turn pay us fees for searches emanating from such search boxes. Depending on the payment model adopted, we pay our clients a fee on a pay-per-search or revenue sharing basis for search activity emanating from the incorporated search boxes.

Products under Development

Our research and development activities are primarily conducted internally, focusing on the development of new high impact ad formats and platform-based solutions that will offer developers (i) stand out brand experience (ii) effective distribution tools, (iii) increased monetization capabilities through content, and (iv) enhanced optimization via powerful, reliable, and easy-to-use analytics. Additionally, we focus our research and development efforts on developing new products and improving existing products through software updates and upgraded features. Our Research & Development department is divided into groups based on scientific disciplines and types of applications and products.

Breakdown of Revenues

Our search monetization solutions, advertising platforms and other, are distributed and sold throughout the world in more than 100 countries. The following table shows the revenues, presented in our statement of operations, generated by territory in the years ended December 31, 2013, 2014 and 2015. As explained in Item 5.A, as a result of the ClientConnect Acquisition, which closed on January 2, 2014, our 2014 and 2015 financial statements include ClientConnect's comparative numbers for 2013.

	2013		2014		2015
	Search Revenue	Advertising and Other	Search Revenue	Advertising and Other	Search Revenue	Advertising and Other
Tier 1 – North America	70%	78%	78%	73%	78%	80%
Tier 2 – Europe	23%	20%	17%	18%	19%	17%
Tier 3 - Other	7%	2%	5%	9%	3%	3%
Total	100%	100%	100%	100%	100%	100%

Prior to the ClientConnect Acquisition, we divided our revenue categories or sales regions somewhat differently.  According to that method, in 2013, legacy search-generated including related advertising revenues and legacy product revenues in North America represented 35% and 86% of revenues, respectively, in Europe represented 47% and 10% of revenues, respectively, and in the rest of the world represented 18% and 4% of revenues, respectively.

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

Part of the components of our software products were developed solely by us. We have licensed certain components of our software from third parties. Except for our agreements regarding anti-spam software and some of our content licenses, most of these licenses entailed a one-time fee or are "freeware." We believe that the components we have licensed are not material to the overall performance of our software and may be replaced without significant difficulty.

We have six issued patents in the United States and one in Israel, as well as several patent applications pending in the United States, Israel and the European Union.

We enter into licensing arrangements with third parties for the use of software components, graphic, sound and multimedia content integrated into our products.

We have registered: (i) "Perion" as a trademark in the United States, Israel and the European Community (a community trademark); (ii) "IncrediMail" as a trademark in the United States, the European Community (a community trademark), China and Israel; (iii) "PhotoJoy" as a trademark in the United States, the European Community (a community trademark) and China; (iv) "Smilebox Teeth Design" in the United States; (v) "Smilebox" in Australia, Canada, China, France, Germany, Korea, United Kingdom and the United States; (vi) "SWEETPACKS" and "SWEETIM" in the United States; (vii) “CodeFuel” in the United States; (viii) "Perion Lightspeed" registered in the European Community (a community trademark); and (IX) "MakeMeReach" as a trademark in the European Community (a community trademark). Trademark applications for GROWMOBILE were filed in the United States and in the European Community (a community trademark).

With the acquisition of Undertone, we also have registered: (1) “Undertone” as a trademark in the United States, the European Union (an international registration), China and Russia; (2) “Intercept Interactive” as a trademark in the United States and the European Union (an international registration); (3) “PageGrabber” as a trademark in the United States and the European Union (an international registration); (4) “PageWrap” as a trademark in the United States and the European Community (a community trademark); (5) “TimeBlock” as a trademark in the United States; (6) “ScreenShift” as a trademark in the United States and the European Community (a community trademark); (7) “Undertone Impact Accelerator” as a trademark in the United States; (8) “PageGrabber X” as a trademark in the United States; (9) “Pixl Studios” as a trademark in the United States; (10) “GreenList” as a trademark in the United States; and (11) Undertone’s stylized square logo as a trademark in the United States.

All employees and consultants are required to execute confidentiality covenants in connection with their employment and consulting relationships with us. These agreements (excluding those with our German and U.K. employees) also contain assignment and waiver provisions relating to the employee's or consultant’s rights in respect of inventions. However, there can be no assurance that these arrangements will provide us with adequate protection.

Competition

The markets in which we are active are subject to intense competition. We compete with many other companies offering solutions for online publishers and developers, including search services and other software in conjunction with changing a user’s default search settings.

The advertising technology industry is highly competitive. There are a large number of digital media companies and advertising technology companies that offer services similar to those of our Undertone business and that compete for finite advertiser/agency budgets and publisher inventory. There are also a large number of niche companies that are competitive with our Undertone business because they provide a subset of the services that we provide (e.g., mobile in-app ad networks). Some of these companies are larger and have more financial resources than we have, including, AOL, Google, and Facebook.  New entrants and companies that do not currently compete with our Undertone business may compete in the future given the relatively low barriers to entry in the industry.

As a major part of our revenues stem from our offering of search properties, we compete with search engine providers themselves such as Google, Microsoft, Yahoo, Ask and others. We also compete with many other companies offering consumer software, albeit totally different software, utilizing the same strategy, to offer their search properties, such as Interactive Corporation, AOL, Blucora and others.

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

Foreign data protection, privacy and other laws and regulations may affect our business, and such laws can be more restrictive than those in the United States. For example, in Israel, privacy laws require that any request for information for use or retention in a database be accompanied by a notice that indicates: whether a person is legally required to disclose such information or that such disclosure is subject to such person’s consent; the purpose for which the information is requested; and to whom the information is to be delivered. A breach of privacy under such laws is considered a civil wrong and subject to a significant fines and civil damages. Certain violations of the law are considered criminal offences punishable by imprisonment. In the European Union, similar data protection rules exist and privacy legislation has tightened the restrictions relating to the use of cookies and similar technologies. Subject to some limited exceptions, the storing of information, or the gaining of access to information already stored, in the terminal equipment of a subscriber or user is only allowed on condition that the subscriber or user concerned has given his or her informed consent.  Further, the new General Data Protection Regulation, which is expected to take effect in or by 2018, will likely have an even wider territorial in scope and more stringent user consent requirements. Further, it will include stringent operational requirements for companies that process personal data and will contain significant penalties for non-compliance. Also in other relevant subject matters such as cyber security, e-commerce, copyright and cookies new European initiatives have been announced by the European regulators. To further complicate matters in Europe, Member States have some flexibility when implementing European Directives which can lead to diverging national rules.

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

IncrediMail, Inc., our wholly-owned Delaware subsidiary, owns all of the outstanding shares of common stock of Smilebox Inc., a Washington corporation, all of the outstanding equity of Grow Mobile LLC., a Delaware corporation and all of the outstanding shares of common stock of IncrediTone Inc., our wholly-owned Delaware subsidiary.  IncrediTone Inc. owns all of the outstanding shares of common stock of Interactive Holding Corp., a Delaware corporation, which was acquired, together with its subsidiaries, in November 2015.

Make Me Reach SAS, our wholly owned French subsidiary, was acquired in February 2015.

D.	PROPERTY, PLANTS AND EQUIPMENT

Our headquarters are located in Holon, Israel. We lease approximately 101,500 square feet, out of which we sublease approximately 33,820 square feet. The lease expires in 2024, with an option to extend for two additional two-year periods. Annual cost is approximately $1.7 million.

We lease approximately 81,850 square feet in various locations in the United States. Our primary locations, and their principal terms, are as follows:

	Square feet	Annual Base Rent for 2016 in US$ in millions	Lease expires on (not including extension options)
New York, New York	51,182	$2,511	2021
San Francisco, California	10,674	856	2022
Redmond, Washington	8,300	$193	2021
Chicago, Illinois	7,943	$148	2018

Outside of Israel and the United States, we lease offices in various locations throughout Europe. Our primary locations, and their principal terms, are as follows:

	Square feet	Annual Base Rent for 2016 in US$ in millions	Lease expires on (not including extension options)
London, England	4,252	$252	2019
Paris, France	5,000	$183	2017

We believe that our current facilities are more than adequate to meet our current needs, and we believe that suitable additional space will be available as needed to accommodate ongoing operations and any such growth.

We own approximately 900 servers located in Israel, Europe and the United States. We also rent the services of approximately 520 additional servers located around the world, approximately 390 of which are rented mainly through Amazon Web Services and approximately 130 of which are rented through Rackspace Hosting located in the United States.  Our servers include mainly web servers, application servers, data collection servers, data storage servers, data processing servers, mail servers and database servers. Bezeq and Cellcom Israel Ltd. provide our Internet and related telecommunications services in Israel, including hosting and co-location facilities, needed to operate our websites. Bezeq is Israel’s largest provider of such services and is a member of Bezeq Group, Israel’s incumbent national telecommunications provider. In the United States CenturyLink, and in Europe Evoswitch, are our co-location providers. Our Internet Service Providers ("ISPs") are CenturyLink, NTT Communication, Level3 Communication and Colt. Bezeq and Cellcom are the two largest providers of such services in Israel. All other ISPs are tier-1 worldwide providers in this area. For our Undertone business, (1) Rackspace Hosting provides our Internet and related telecommunications services in Dallas, Texas and Virginia data centers in the United States, and (2) Internap provides Internet and related telecommunication services to our co-located data centers in Europe and the United States which are needed to operate our websites. Rackspace Hosting, Amazon Web Services and Internap are some of the largest providers of such services in the United States.  All co-location and telecommunication services are provided through standard purchase orders and invoices. We add servers and expand our systems located at their facilities as our operations require. We believe there are many alternative providers of these services both within and outside of Israel.

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

General

Perion is a global technology company that delivers high-quality advertising solutions to brands and publishers. Perion is committed to providing outstanding execution, from high-impact ad formats to branded search and a unified social and mobile programmatic platform.

Our headquarters and primary research and development facilities are located in Israel, and we have several other offices located in the United States and Europe.

Our Codefuel monetization product served 480 million average monthly queries in 2015, with 225 million being generated in United States. This level of activity makes us one of the larger search service providers in the U.S. market.

However, this number of queries has declined from the high of 830 million average monthly queries in 2014 primarily as a result of our significantly reducing the investment in acquiring new customers and forming partnerships with software developers since the second half of 2014.  We reduced this investment as a result of two strategic decisions. The first was to become more selective in the companies we are willing to partner with, focusing on those that promote a more positive user experience, in line with our strategy, and those that can and do comply with the standards and policies introduced by the search engine companies, Google and Bing. The second strategic decision, in order to reduce our financial risk, was to discontinue up-front, payment-per-install relationships, a method contingent on our ability to estimate the future revenues and that suffered from the lack of visibility inherent in an ever changing environment. In its stead, we instituted relationships based on sharing the revenue generated by the end users as the revenue is generated. While this new method did reduce our profit margins somewhat, it resolved the risk of paying up-front marketing costs that may not have a positive return.

As a result of the increasing trend away from desktop downloadable software and towards mobile platforms, which inherently have very much reduced opportunities for monetization through the redistribution of search services, we are experiencing difficulties in growing our desktop monetization business.  We therefore have been focusing our growth efforts in developing a mobile advertising platform for app developers and we acquired Undertone.

The Undertone business is an advertising technology business focused on delivering standout brand experiences. We do so by developing digital advertising creatively designed to capture consumer attention and drive engagement, delivering these ads across a hand-picked portfolio of websites and mobile applications. With the Undertone acquisition, we are now able to deliver standard and proprietary display, mobile, video, and high impact ad formats, leveraging proprietary technology to ensure that ads are delivered to the right audience, at the right time, and across the right websites and mobile applications. Our ad creation platform allows us to bring sophisticated high impact formats to market quickly and to streamline production of client campaigns. By using HTML5 and a responsive design, we can deliver a seamless creative experience across screens. This combination of creative capabilities and proprietary high impact cross-screen and mobile-only advertising formats enables us to differentiate our offering in the market.

The Grow Mobile and Make Me Reach businesses, coupled with our organic development efforts, empower effective advertising campaigns for mobile app developers seeking to achieve distribution through advertising. By aggregating hundreds of advertising networks and exchanges in real-time through a single insertion order, our mobile marketing platform enables mobile applications developers to increase their customer acquisition, retention and monetization. Our proprietary platform, which has been released in Beta version, offers mobile application developers an efficient interface, containing on a single dashboard, a data room with all advertising networks and campaigns together, with easy and understandable graphs and tables, enabling immediate analysis and effective action. Our platform includes social capabilities and the ability to serve ads on Facebook, Instagram and Twitter, as well. In addition, utilizing its proprietary bidding algorithm, it enables sophisticated retargeting of high quality users and integrates with top mobile advertising exchanges. Finally, by providing easy access to these tools and simplifying the administration of the advertising process, mobile application developers are free to focus on improving their mobile media buying strategy.

On March 17, 2016, we decided to discontinue the operations of the engagement product of Growmobile business and to redeploy certain parts of the mobile marketing platform so that it will no longer function as an independent business. We intend to strengthen the social platform, both as an independent service provider and servicing the Undertone high-impact offering with social distribution.

We are also developing other platforms and software, to enable mobile app developers improved optimization and monetization of their existing user base.

Recent Acquisitions

On November 30, 2015, we completed the purchase of Interactive Holding Corp., a Delaware corporation, and its subsidiaries (collectively referred to as "Undertone") for a purchase price of $133.1 million, comprised of $89.1 million paid in cash, $16.0 million were retained as a holdback to cover potential claims until May 2017, for which a liability of $14.4 million was recorded at fair value.  $3.0 million will be paid in installments over the period ending September 2017, for which a liability of $2.8 million was recorded at fair value. Deferred compensation in the amount of $20.0 million, bearing 10% annual interest, is required to be paid in November 2020, for which a liability of $22.0 million was recorded at fair value. As part of the purchase price, an amount of $1.2 million was paid on January 2016, and an amount of $2.1 million will be paid during 2016. In addition, an amount of approximately $1.5 million is expected to be paid as a working capital adjustment in cash. Concurrently with the closing, Undertone entered into a new secured credit agreement with its existing lenders for $50.0 million (which was amended on March 4, 2016, to increase the total credit amount to $60.0 million), due in quarterly installments from March 2016 to November 2019. In connection with the acquisition, we granted options to purchase 3,289,000 ordinary shares to employees of Undertone and a warrant to purchase 200,000 ordinary shares to a third-party vendor that provides development services to Undertone. The Undertone acquisition enables us to provide high quality advertising solutions to brands and agencies.  By creating and delivering proprietary high impact ads, as well as display, mobile, and video impressions, we can connect brands with their target audiences seamlessly across screens.

On February 10, 2015, we consummated the acquisition of 100% of the shares of Make Me Reach SAS, a private French Company headquartered in Paris, France ("MMR"). The Purchase price was $6.4 million in cash and $4.4 million in the form of 1,437,510 ordinary shares. In the subsequent 12 months, we were required to pay additional $0.4 million in cash and issue an additional $0.4 million in ordinary shares to the founder of MMR, subject to retention conditions, which were paid in full in February 2016. In addition, certain key employees of MMR were entitled to retention payments of which $144,397 in cash and $62,883 in the form of 18,998 ordinary shares which were paid upon closing. An additional, $266,394 in cash and $208,169 in the form of 92,348 ordinary shares that were subject to retention conditions, were paid to such key employees in February 2016. Make Me Reach has become part of Perion’s focus on mobile marketing which was created to address the advertising needs of mobile app developers, and enables Perion to provide a more omprehensive technical and platform solution for app developers. Make Me Reach is a Facebook Marketing Partner, Instagram partner and Twitter Official Partner (TOP).

On July 15, 2014, we completed the acquisition of 100% of the shares of Grow Mobile LLC, a Delaware corporation.  Grow Mobile provides an innovative platform for mobile advertising that enables developers to buy, track, optimize and scale user acquisition campaigns from a single dashboard. For the acquisition of Grow Mobile, the Company paid total consideration of $17 million in cash and in shares, and the sellers were entitled to an additional milestones-based contingent payment of up to $25 million in cash and in shares.

On July 8, 2015, we entered into an amendment to the Grow Mobile acquisition agreement.  Under the amendment, the contingent payment was cancelled and in exchange, we agreed to pay $2.5 million of which $1.5 million was paid in cash and $1.0 million was in the form of 315,263 ordinary shares. In addition, we agreed to accelerate the release of the $1.5 million escrow deposit, which was originally scheduled to be released on September 30, 2016. Under the amendment, $1.0 million of the escrow deposit was released immediately and the remaining balance of $0.5 million was released on December 31, 2015.

Grow Mobile provides an innovative platform for mobile advertising that enables advertisers of mobile applications to buy, track, optimize, and scale user acquisition campaigns from a single dashboard. Grow Mobile has become part of Perion’s mobile marketing business, which was created to address the needs of advertisers of mobile applications, and will enable Perion to provide a more comprehensive technical and platform solution for app developers.

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

In accordance with Accounting Standards Codification Topic 805, "Business Combinations" ("ASC 805"), using the acquisition method of accounting, ClientConnect is deemed the accounting acquirer and Perion is deemed the accounting acquiree. In accordance with the ASC 805 presentation requirements, following the acquisition, our financial statements include ClientConnect’s comparative numbers, namely, consolidated balance sheets as of December 31, 2013, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the two years in the period ended December 31, 2013.

Revenues

We generate our revenues primarily from two major sources: (i) search-generated revenues; and (ii) advertising and other. The following table shows our revenues by category (in thousands of U.S. dollars):

	Year Ended December 31,
	2013	2014	2015

Search	$277,275	$330,757	$172,277
Advertising and other	48,233	57,974	48,673

Total Revenues	$325,508	$388,731	$220,950

In 2014, revenues increased by 19% compared to 2013 due to organic growth, as well as the acquisition of Perion’s search activity. In 2015, revenues decreased by 43%, primarily as a result of our decision to dramatically reduce customer acquisition costs starting from the third quarter of 2014.  This decision reduced the tail of revenues going into 2015, as compared to 2014, and reduced ongoing revenues from our new revenue share model.

Advertising and other revenues increased in 2014, primarily as a result of acquiring Perion's activity, including display advertising and sales of the proprietary products Smilebox and IncrediMail. In 2015, advertising and other revenues decreased as well, primarily as these revenues were a side product of our search revenue monetization model and declined together with search as we decided to reduce our investment in customer acquisition. This decrease was partially offset by the revenues recorded from one month of Undertone’s activity, as the acquisition closed on November 30, 2015.

Cost of Revenues

Cost of revenues consists primarily of salaries and related expenses, license fees, amortization of acquired technology and payments for content and server maintenance. Cost of revenues as a percentage of revenues increased with the Perion acquisition in 2014, where cost of revenues was higher relating to the product revenues.  In 2015, cost of revenues increased primarily due to the costs associated with Undertone’s activity in December of 2015.  There were no employees included in cost of revenues in 2013, while at the end of 2014 and 2015 there were 22 and 20, respectively.

Customer Acquisition and Media Buy Costs

Our customer acquisition costs consist primarily of payments to publishers and developers who distribute our search properties together with their products, as well as the cost of distributing our own products. Media buy costs consist mainly of the costs of advertising inventory incurred to deliver ads. Customer acquisition costs are primarily based on fixed fee arrangements and on revenue share agreements with our traffic sources. We increased customer acquisition costs dramatically in 2013, with the aim to increase the number of product downloads, users, search queries generated by those downloading our software or that of our partners, and subsequently, revenue from search, premium subscriptions and advertising, in an effort to offset the decreasing revenue levels under our search agreement with Microsoft. As a result of changes in the marketplace, and our being more selective regarding the partners we work with, in the third quarter of 2014 we reduced our investment in customer acquisition by nearly half and have maintained a similar level of expenditure since. In order to mitigate some of the risk inherent in the lack of visibility regarding the generation of future revenues by the users of our partners' software, since the beginning of  2015 we have sought to work with our partners on revenue share agreements instead of fixed fee arrangements. This reduction was partially offset by an increase in media buy costs coming from the one month of activity included from Undertone since its acquisition. Customer acquisition and media buy costs were $185.4 million, $174.6 million and $91.2 million in 2013, 2014 and 2015, respectively.  We continue to work exclusively by the sharing of future revenues, rather than pay an up-front fixed fee to our partner software developers. Therefore, with the trailing off of revenues coming from the old model of prepaying for installs, revenues that were without expense in subsequent periods, the percentage of revenues invested in and generated through customer acquisition will increase in 2016. This is in addition to the media buy costs paid by Undertone to its publishers, increasing this cost dramatically in 2016. However, since this cost is relatively lower as a percentage of revenue in the Undertone business, we expect this expense in total as a percentage of revenues to decline in 2016.

Research and Development Expenses

Our research and development expenses consist primarily of salaries and other personnel-related expenses for employees primarily engaged in research and development activities, allocated facilities costs, subcontractors and consulting fees. Our research and development expenditures in 2015 decreased compared to the prior year, primarily as a result of the restructuring of our search monetization business in November 2014, including a head count reduction as well as other cost saving measures, such as the consolidation of our Israeli offices. In addition, in 2015, we capitalized expenses, representing mainly compensation expenses for employees engaged in the development of our Growmobile platforms. The decrease was partially offset by Undertone’s one month of expenses as a result of the acquisition.

We continue to invest development effort in our high impact search-based formats in our desktop monetization offering, adapting and maintaining compatibility with the ever-changing software landscape in which we operate. This is in addition to the ongoing development effort in our high impact ad formats and technologies with the acquisitions of Make Me Reach and Undertone. As a result, we expect a nominal increase in research and development expense in 2016, which, coupled with a decrease in revenues, would cause this expense to increase as a percentage of revenues, as well.

The number of employees in research and development were 173, 217 and 221 at the end of 2013, 2014 and 2015, respectively.

Selling and Marketing Expenses

Our selling and marketing expenses consist primarily of salaries and other personnel-related expenses for employees primarily engaged in marketing activities, allocated facilities costs, as well as other outsourced marketing activity. This expenditure and the number of employees involved in this activity has increased and is expected to continue to increase as the Company and its various activities shift and the increasing emphasis on selling and marketing its products to grow the business, as well as a result of the Undertone acquisition. The number of employees in sales and marketing was 66, 115 and 227 at the end of 2013, 2014 and 2015, respectively.

General and Administrative Expenses ("G&A")

Our general and administrative expenses consist primarily of salaries and other personnel-related expenses for executive and administrative personnel, allocated facilities costs, professional fees and other general corporate expenses. G&A expenses in 2013 are those of ClientConnect prior to the acquisition of Perion and reflect the G&A expenses of a private company, acting as a division of a larger one, focused on organic growth. G&A expenses since 2014 are reflective of an independent public company, with all of its requisite costs, managing organic activity as well as being an active acquire of other businesses. In 2015, this number increased further, primarily as result of the substantial Undertone acquisition and the costs associated with it.  The number of G&A employees was 55, 98 and 128 at the end of 2013, 2014 and 2015, respectively.

Restructuring Charges

In 2014, we incurred restructuring charges of $4.0 million due to the restructuring of our search monetization business, including a head count reduction as well as other cost saving measures, such as the consolidation of our Israeli offices from three floors to two in order to sublease the third floor.

In 2015, we incurred restructuring charges of $1.1 million in connection with the restructuring plan of one of our consumer app development project, mainly to reduce workforce, close certain facilities, as well as other cost saving measures.

Impairment, net of change in fair value of contingent consideration

We determined that certain indicators of potential impairment that required an interim goodwill impairment analysis for our reporting units existed in 2015. These indicators included a decrease in our share price and lower than expected sales and cash flow, as well as managerial decisions to abandon certain R&D projects. Based on our goodwill assessment for the search monetization reporting unit and Growmobile unit, we determined that the carrying amount of the reporting units exceeds its fair value resulting in an impairment of $70.9 million and $16.2 million, respectively. We will continue to monitor our reporting units to determine whether events and changes in circumstances, such as significant adverse changes in business climate or operating results, further significant decline in our market capitalization, changes in management's business strategy or changes of management's cash flows projections, warrant further impairment testing. In addition, we performed an impairment review of several intangible assets that were recognized in connection with the acquisition of Grow Mobile, its capitalized software costs and the Perion acquisition, which resulted in an impairment of $11.9 million. The impairment charges were measured as the difference between the carrying amounts of those intangible assets and their fair values.

We recorded a net gain of $6.6 million, comprised of the change in fair value of the previously accrued contingent payment, related to the Grow Mobile acquisition, in the amount of $9.1 million, net of the $2.5 million accrual of the payments we made in connection with amendment to the acquisition agreement in July 2015.

Income Tax Expense

A significant portion of our income is taxed in Israel. The standard corporate tax rate in Israel was 26.5% in 2015 and 2014 and 25.0% in 2013. In 2016 and thereafter, the rate will be 25.0%. For our Israeli operations we have elected to implement a tax incentive program pursuant to a 2011 Israeli tax reform, referred to as a "Preferred Enterprise," according to which a reduced tax rate of 16% is applied to our preferred income in 2015. With the Undertone acquisition we expect to have taxable income in the U.S. and to utilize cumulated losses we have from prior US acquisitions.

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

Stock-Based Compensation

We account for share-based payment awards made to employees and directors in accordance with ASC 718, "Compensation – Stock Compensation", which requires the measurement and recognition of compensation expense based on estimated fair values. Determining the fair value of stock-based awards at the grant date requires the exercise of judgment, as well as the determination of the amount of stock-based awards that are expected to be forfeited. If actual forfeitures differ from our estimates, stock-based compensation expense and our results of operations would be impacted. Expense is recognized for the value of the awards, which have graded vesting based on service conditions, using the straight line method, over the requisite service period of each of the awards, net of estimated forfeitures. Estimated forfeitures are based on actual historical pre-vesting forfeitures. For performance-based stock units, expense is recognized for the value of such awards, if and when we conclude that it is probable that a performance condition will be achieved. We are required to reassess the probability of the vesting at each reporting period for awards with performance conditions and adjust compensation cost based on its probability assessment.

We account for changes in award terms as a modification in accordance with ASC 718. A modification to the terms of an award should be treated as an exchange of the original award for a new award with total compensation cost equal to the grant-date fair value of the original award plus the incremental value measured at the same date. Under ASC 718, the calculation of the incremental value is based on the excess of the fair value of the new (modified) award based on current circumstances over the fair value of the original award measured immediately before its terms are modified based on current circumstances.

Total stock-based compensation expense recorded during 2015 was $7.4 million, of which $0.2 million was included in cost of revenues, $1.0 million was included in research and development costs, $1.9 million in selling and marketing expenses, $4.3 million in general and administrative expenses.

As of December 31, 2015, the maximum total compensation cost related to options and restricted stock units ("RSUs"), granted to employees and directors not yet recognized amounted to $8.9 million. This cost is expected to be recognized over a weighted average period of 1.25 years.

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

Accounting for tax positions requires judgments, including estimating reserves for potential uncertainties. We also assess our ability to utilize tax attributes, including those in the form of carry forwards for which the benefits have already been reflected in the financial statements. We record valuation allowances for deferred tax assets that we believe are not more likely than not to be realized in future periods. While we believe the resulting tax balances as of December 31, 2015 are appropriately accounted for, the ultimate outcome of such matters could result in favorable or unfavorable adjustments to our consolidated financial statements and such adjustments could be material. See Note 13 of the Financial Statements for further information regarding income taxes. We have filed or are in the process of filing local and foreign tax returns that are subject to audit by the respective tax authorities. The amount of income tax we pay is subject to ongoing audits by the tax authorities, which often result in proposed assessments. We believe that we adequately provided for any reasonably foreseeable outcomes related to tax audits and settlement. However, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved, audits are closed or when statutes of limitation on potential assessments expire.

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

Goodwill

Goodwill is allocated to reporting units expected to benefit from the business combination. We test goodwill for impairment at the reporting unit level at least annually, or more frequently if events or changes in circumstances occur that would more likely than not reduce the fair value of a reporting unit below its carrying value. Goodwill impairment tests require judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit. In 2015, we incurred impairment charges of $87.0 million, related to goodwill associated with the monetization and Growmobile reporting units.

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

Upon determination that the carrying value of a long-lived asset may not be recoverable based upon a comparison of aggregate undiscounted projected future cash flows from the use of the asset or asset group to the carrying amount of the asset, an impairment charge is recorded for the excess of carrying amount over the fair value. We measure fair value using discounted projected future cash flows. We base our fair value estimates on assumptions we believe to be reasonable, but these estimates are unpredictable and inherently uncertain. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for our tangible and intangible long-lived assets subject to amortization. In 2014, we incurred impairment charges of $19.9 million related to intangible assets associated with desktop technologies acquired in the acquisition of Perion that were determined during the process of integration with Perion to be redundant to the technology of ClientConnect. This impairment was also a result of our shifting future growth strategy towards mobile platforms and discontinuing some of the consumer products developed. In 2015, we incurred impairment charges of $11.9 million related to intangible assets and capitalized software costs associated with our Growmobile and monetization reporting units.

In addition, in connection with the restructuring plans in 2014 and 2015, we recorded an impairment of $0.6 million and $0.1 million of property and equipment.

Derivative and Hedge Accounting

During fiscal 2015 and 2014, approximately 18% and 15% of our operating expenses, respectively, were denominated in new Israeli shekels (“ILS”). In order to mitigate the potential adverse impact on cash flows resulting from fluctuations in the exchange rate of the ILS, we started to hedge portions of our forecasted expenses with options contracts. The effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income and reclassified into earnings in the same period, or periods, during which the hedged transaction affects earnings. The ineffective portion of a derivative’s change in fair value, if any, is recognized in earnings, as well as gains and losses from a derivative’s change in fair value that are not designated as hedges are recognized in earnings immediately. We have also entered into a cross currency interest rate SWAP agreement in order to transform cash flow in ILS into USD of interest payments and principal as derived from our convertible debt conditions (see note 9). The SWAP contracts were not designated as hedging instruments and therefore gains or losses resulting from the change of their fair value are recognized in "financial income, net". We estimate the fair value of such derivative contracts by reference to spot rates quoted in active markets.

Establishing and accounting for foreign exchange contracts involve judgments, such as determining the fair value of the contracts, determining the nature of the exposure, assessing its amount and timing, and evaluating the effectiveness of the hedging arrangement.

Although we believe that our estimates are accurate and meet the requirement of hedge accounting, if actual results differ from these estimates, such difference could cause fluctuation of our recorded revenue and expenses.

Recent Accounting Standards

In February 2016, the FASB issued ASU 2016-02, Leases. ASU 2016-02 requires that long-term lease arrangements be recognized on the balance sheet. The standard is effective for interim and annual periods beginning after December 15, 2018, and early adoption is permitted. The Company is currently evaluating the impact of adoption on its consolidated financial statements.

In September 2015, the FASB issued ASU 2015-16, Simplifying the Accounting for Measurement-Period Adjustments (Topic 805): Business Combinations, which requires that an acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The standard is effective for fiscal years beginning after December 15, 2015, including interim periods within those fiscal years. The guidance is to be applied prospectively to adjustments to provisional amounts that occur after the effective date of the standard, with earlier application permitted for financial statements that have not been issued. The Company does not expect that the adoption of this ASU will have a significant impact its consolidated financial statements.

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2014-09 (ASU 2014-09) "Revenue from Contracts with Customers." ASU 2014-09 supersedes the revenue recognition requirements in “Revenue Recognition (Topic 605)”, and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. As currently issued and amended, ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period, though early adoption is permitted for annual reporting periods beginning after December 15, 2016. We are currently in the process of evaluating the impact of the adoption of ASU 2014-09 on our consolidated financial statements.

Adoption of New Accounting Standard

In November 2015, the FASB issued Accounting Standards Update No. 2015-17 (ASU 2015-17) “Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes”.  ASU 2015-17 simplifies the presentation of deferred income taxes by eliminating the separate classification of deferred income tax liabilities and assets into current and noncurrent amounts in the consolidated balance sheet statement of financial position. The amendments in the update require that all deferred tax liabilities and assets be classified as noncurrent in the consolidated balance sheet. The amendments in this update are effective for annual periods beginning after December 15, 2016, and interim periods therein and may be applied either prospectively or retrospectively to all periods presented. Early adoption is permitted. We have early adopted this standard in the fourth quarter of 2015 on a retrospective basis. Prior periods have been retrospectively adjusted.

As a result of the adoption of ASU 2015-17, we made the following adjustments to the 2014 balance sheet: a $3,000 decrease to current deferred tax assets, a $3,000 increase to noncurrent deferred tax asset, there was no change in noncurrent deferred tax liability.

In April 2015, the FASB issued guidance on debt issuance costs. The guidance requires entities to present debt issuance costs related to a recognized debt liability as a direct deduction from the carrying amount of that debt in the balance sheet. This guidance does not contain guidance for debt issuance costs related to line-of-credit arrangements. Consequently, in August 2015, the FASB issued additional guidance to add paragraphs indicating that the SEC staff would not object to an entity deferring and presenting debt issuance costs related to line-of-credit arrangements as an asset and subsequently amortizing the deferred debt issuance costs ratably over the term of the line-of-credit arrangement, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. The guidance is effective for the interim and annual periods beginning on or after December 15, 2015. We have early adopted the guidance for debt outstanding, as of December 31, 2015. There was no effect on prior year's presentation.

Results of Operations

The following table sets forth, for the periods indicated, our statements of operations expressed as a percentage of total revenues (the percentages may not equal 100% because of the effects of rounding):

	Year Ended December 31,
	2013	2014	2015
Revenues:
Search	85%	85%	78%
Advertising and Other	15	15	22
Total revenues	100%	100%	100%

Costs and expenses:
Cost of revenues	2%	7%	7%
Customer acquisition and media buy costs	57	45	41
Research and development	7	11	12
Selling and marketing	3	7	13
General and administrative	6	10	14
Restructuring charges	-	1	-(* )
Impairment, net of change in fair value of contingent consideration	-	5	42
Total costs and expenses	75	86	130

Operating income (loss)	25	14	(30)
Financial income (expense), net	1	(1)	(1)
Income (loss) before taxes on income	26	13	(31)
Income tax expense	7	2	-(* )
Income (loss) from continuing operations	19	11	(31)
Loss from discontinuing operations, net	(10)	-	-
Net income	9%	11%	(31)%

(*) less than 1

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Revenues. Revenues decreased by 43%, from $388.7 million in 2014, to $221.0 million in 2015.

Search revenues. Search revenues decreased by 48% in 2015, from $330.8 million in 2014, to $172.3 million in 2015. This decrease was primarily a result of our decision to dramatically reduce customer acquisition costs starting from the third quarter of 2014.  This decision reduced the tail of revenues going into 2015, as compared to 2014, and also reduced ongoing revenues from our new revenue share model.  Our search revenues have substantially been stable since the second quarter of 2015, albeit at a lower level than previously, and as a result, we expect them to continue and contribute a substantial part of our revenues in 2016.

Advertising and other revenues. Advertising and other revenues decreased by 16% in 2015, from $58.0 million in 2014 to $48.7 million in 2015. This decrease is primarily attributable to these revenues being substantially a side product of our search revenue monetization model and declined together with search as we decided to reduce our investment in customer acquisition. This decrease was partially offset by the revenues recorded from one month of Undertone’s activity, as the acquisition closed on November 30, 2015.  As a result of this acquisition, we expect advertising revenues to increase dramatically in 2016 as compared to 2015, greatly diversifying our revenue sources.

The following table shows costs and expenses by category (in thousands of U.S. dollar):

	Year ended December 31
	2013	2014	2015

Cost of revenues	$6,104	$27,817	$16,195
Customer acquisition and media buy costs	185,355	174,575	91,217
Research and development	22,394	44,129	26,377
Selling and marketing	10,298	25,388	28,270
General and administrative	19,115	37,605	31,520
Restructuring charges	-	3,981	1,052
Impairment, net of change in fair value of contingent consideration	-	19,941	92,340

Total Costs and Expenses	$243,266	$333,436	$286,971

Cost of revenues. Cost of revenues decreased by $11.6 million, or 42%, from $27.8 million in 2014, to $16.2 million in 2015. The decrease was primarily attributable to an $8.5 million decrease in amortization of intangible assets, as a result of an impairment of certain intangible assets in the fourth quarter of 2014 and to lesser extent in 2015. In addition, our hosting expenses decreased by approximately $2.7 million due to the reduction in our search revenue volume.

Customer acquisition costs (“CAC”) and media buy costs. Decreased by $83.4 million, or 48%, from $174.6 million in 2014, compared to $91.2 million in 2015. This decrease was a result of our decision to be more selective regarding our partners, coupled with the transition of our agreements from a prepayment per install method in 2014 to paying our partners a portion of the revenues generated as they are generated. In addition, $16.7 million of CAC associated to search revenues presented on net basis, was deducted directly from revenues in 2015. This reduction was partially offset by the increase in media buy costs of Undertone for the one month since the acquisition.  As a result of our stabilizing our CAC in the search business and the acquisition of Undertone and consolidating its media buying costs in the latter part of 2015, we expect this expenditure to increase in 2016, while it may not increase as a percentage of revenues as these costs are a lower percentage at Undertone.

Research and development expenses ("R&D"). R&D decreased by $17.8 million in 2015, or 40%, from $44.1 million in 2014, to $26.4 million in 2015. The decrease is primarily attributable to the restructuring of our search monetization business in November 2014, including a head count reduction as well as other cost saving measures, such as the consolidation of our Israeli offices. In addition, in 2015, $4.0 million was capitalized, representing mainly compensation expenses for employees engaged in the development of our mobile advertising platform with an emphasis on the self-service offering and a platform for optimizing and increasing the retention and subsequent monetization from the users of our partners' mobile apps. These costs were in addition to the ongoing development effort required in our desktop monetization offering; to adapt to and maintain compatibility with the ever-changing software landscape in which we operate. With the acquisition of Undertone in the latter part of 2015, we expect R&D to increase for the full year of 2016, but we do not expect it will increase as a percentage of revenues.

Selling and marketing expenses ("S&M"). Selling and marketing expenses increased by $2.9 million, or 11%, from $25.4 million in 2014 to $28.3 million in 2015. This increase was primarily attributable to expenses related to the acquisitions of Grow Mobile, Make Me Reach and Undertone in July 2014, February 2015 and November 2015, respectively, offset by a decrease in expenses resulting from the restructuring of our search monetization business in November 2014. S&M expenses are substantial at Undertone, and as a result on a consolidated basis, we expect this expenditure to increase both nominally and as a percentage of revenues in 2016.

General and administrative expenses ("G&A"). G&A decreased by $6.1 million, or 16%, from $37.6 million in 2014, to $31.5 million in 2015. The decrease was primarily attributable to decreases of $5.0 million in share based compensation and to the restructuring taken place in November 2014, including a head count reduction as well as other cost saving measures. The decrease is partially offset by the G&A costs of Undertone as a result of the acquisition. We expect G&A expense in 2016 to increase nominally, but to remain stable as a percentage of sales.

Impairment, net of change in fair value of contingent consideration. We recorded a net gain of $6.6 million, comprised of the change in fair value of the previously accrued contingent payment, associated with the Grow Mobile acquisition, in the amount of $9.1 million, net of the $2.5 million accrual of the Release Payment.

We determined that certain indicators of potential impairment that required an interim goodwill impairment analysis for our reporting units existed in 2015. These indicators included a decrease in our share price and lower than expected sales and cash flow, as well as managerial decisions to abandon certain R&D projects. Based on our goodwill assessment for the search monetization reporting unit, we determined that the carrying amount of the reporting unit exceeds its fair value amount, as a result an impairment of $87.0 million was recorded. This impairment is included in impairment, change in fair value of contingent consideration, in the statement of income for 2015. We will continue to monitor our reporting units to determine whether events and changes in circumstances, such as significant adverse changes in business climate or operating results, further significant decline in our market capitalization, changes in management's business strategy or changes of management's cash flows projections, warrant further impairment testing. In addition, we performed an impairment review of several intangible assets that were recognized in connection with the acquisitions of Grow Mobile and Perion in addition to software capitalized costs in regards to our Growmobile platforms, which resulted in an impairment of $11.9 million. The impairment charges were measured as the difference between the carrying amounts of those intangible assets and their fair values.

Taxes on income. Taxes on income decreased by $8.9 million from $9.6 million in 2014 to $0.7 million in 2015. The decrease in the tax expenses is linked to the decrease in our income before tax as a result of the decrease in revenues as aforementioned. In addition, we have recorded a tax benefit of $7.1 million as a result of reversal of a valuation allowance in respect of net operating losses which after the acquisition of Undertone, it is more likely than not they will be utilized in future periods.

Net income (loss). Net income decreased by $111.5 million from net income of $42.8 million in 2014, to net loss of $68.9 million in 2015. The decrease resulted primarily from increase in impairment costs in the amount of $79.0 million in 2015, the decrease in our revenues, net of CAC and media buying, in the amount of $84.4 million, partially offset by a change in fair value of contingent consideration in the amount of $6.6 million, a decrease in the amortization of intangible assets of $9.9 million, a decrease in our share based compensation expenses of $7.5 million, decrease in tax expenses of $8.9 million, decrease in restructuring costs of $2.9 million and other significant cost saving measures, mostly attributable to the restructuring of our search monetization business in November 2014 and the consolidation of our Israeli offices.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Revenues. Revenues increased by 19%, from $325.5 million in 2013, to $388.7 million in 2014. This increase was a result of increases in each of our revenue streams, as discussed below:

Search revenues. Search revenues increased by 19% in 2014, from $277.3 million in 2013, to $330.8 million in 2014. This increase was due to an increase in the number of downloads and consequently the number of users using our search service. This increase is attributable to organic growth, as well as the acquisition of Perion’s activity, which too was based on search-generated revenues. In 2013, Perion’s search revenues were $59.0 million. The year over year growth occurred entirely in the first half of 2014, when we recorded search-generated revenues of $189.3 million, increasing 38% over the first half of 2013. In the second half of 2014, with the reduced level of visibility regarding the future revenues from newly acquire users, we drew back on our customer acquisition costs and revenues declined, with search-generated revenues totaling $68.1 million in the fourth quarter of 2014, reflecting a 4% decrease as compared to the fourth quarter of 2013. We expect to maintain this lower level of customer acquisition costs and therefore expect a continued decline in revenues going into 2016.

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

Research and development expenses ("R&D"). R&D increased by $21.7 million in 2014, from $22.4 million in 2013, or 7% of revenues, to $44.1 million, or 11% of revenues, in 2014. The increase was primarily attributable to maintaining the technological edge of our desktop technologies and their ability to adapt to changing Internet platforms, as well as to investing in mobile advertising platforms, primarily in our advertising marketing platform, and to developing tools and platforms to enhance our ability to increase advertising revenues, independent of our search offering.

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

B.	LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2015, we had $60.0 million in cash, cash equivalents and short-term deposits, compared to $116.2 million at December 31, 2014. The $56.2 million decrease is primarily the result of cash paid, net of cash acquired, for the acquisition of Make Me Reach and Undertone in the amounts of $5.3 million and $81.7 million, respectfully, partially offset by $17.5 million cash provided by operating activities, $10.0 million from the issuance of shares in a private placement.

For 2013, 2014 and 2015, our cash flows were as follows (in thousands of U.S. dollars):

	Year ended December 31
	2013	2014	2015

Net cash provided by operating activities	$61,352	$72,042	$17,569
Net cash used in investing activities	(76,975)	(6,984)	(120,446)
Net cash provided by (used in) continuing financing activities	(64,159)	35,176	19,199
Effect of exchange rate changes on cash and cash equivalents	-	-	14

	$(79,782)	$100,234	$(83,664)

Net cash provided by operating activities

In 2015, our operating activities provided cash in the amount of $17.6 million, primarily as a result of net loss in the amount of $68.9 million, decreased by non-cash depreciation and amortization of $12.0 million, impairment expenses of $98.9 million, non-cash share-based compensation expenses of $7.4 million, offset by a decrease of $5.6 million in the payment obligation related to an acquisition and by net changes of $26.5 million in operating assets and liabilities.

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

Net cash used in investing activities

In 2015, our investing activities used cash in the amount of $120.4 million, primarily due to $27.4 million invested in short-term bank deposits, $5.3 million in cash used for the acquisition of Make Me Reach, $81.7 million in cash used for the acquisition of Undertone, $2.0 million invested in the purchase of property and equipment and $4.0 million invested in development costs that were capitalized.

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

Net cash provided by (used in) financing activities

In 2015, our financing activities provided cash in the amount of $19.2 million, primarily due to the $13.0 million proceeds from a short-term loan and proceeds from issuance of shares in the amount of $10.0 million, partially offset by $1.5 million of payment made in connection with prior acquisition and $2.3 million repayment of long-term bank loans

In 2014, our financing activities provided cash in the amount of $35.2 million, primarily from $37.9 million raised from the Israeli public in long-term, convertible debt, $1.6 million from the exercise of stock options and $0.5 million contribution by shareholders, offset by $2.5 million payment made in connection with an acquisition and $2.3 million repayment of long-term bank loans.

In 2013, our continuing financing activities used cash in the amount of $64.2 million, primarily due to the $65 million of payment of dividend made upon consummation of the spin-off of ClientConnect from Conduit, partially offset by proceeds from exercise of stock options in the amount of $0.8 million.

Credit Facilities

In September 2011, we entered into a loan agreement with each of Bank Leumi Le-Israel B.M. ("Leumi") and First International Bank of Israel ("FIBI"), to secure a credit facility of up to a total of $20 million of financing. During the second quarter of 2012, we amended both agreements, and in addition reduced the amount of the credit facility to $10 million, $6.0 million provided by Leumi, and $4.0 million by FIBI. In December 2014 we executed a cross-currency and interest SWAP transaction with Leumi in order to mitigate the potential impact of the fluctuations in the ILS/$ exchange rate in regards to the future interest and principal payments of our convertible bonds (described below), which are all denominated in ILS. In April 1, 2015, we amended the agreement with Leumi in regards to the financial covenants to secure the fulfillment of all the obligations, liabilities and indebtedness to Leumi effective December 31, 2014. The repayment of the debt is structured over four and five years from the respective draw dates, and we have an option under each agreement for early repayment. As of December 31, 2015, the outstanding balance of these loans is in the amount of $2.0 million to be paid over the next one to two years, out of which $1.6 million is classified as long term debt and $0.4 million as current maturities. In order to secure our obligations to the banks, we originally granted to the banks a first priority floating charge on all of our assets and a first priority fixed charge on certain other immaterial assets, which were removed in 2014 due to the lower outstanding amounts under the credit facilities. We do have in place negative pledges for the benefit of the banks and liens over other deposits deposited with the banks from time to time.

On November 22, 2015, we borrowed $19.9 million under a new credit facility from Leumi. The credit facility is secured by a lien on the accounts receivable of ClientConnect, from its current and future business clients and is guaranteed by Perion. The credit facility matures in November 2016. As of December 31, 2015, the unpaid balance of the credit facility was $13.0 million bearing interest of Libor + 1.2%.

On November 30, 2015, concurrently with the closing of the Undertone acquisition, Undertone entered into a new secured credit agreement with SunTrust Bank, Silicon Valley Bank and Comerica Bank for $50 million, due in quarterly installments from March 2016 to November 2019. The installments start in the amount of $0.6 million, increase to $1.25 million in March 2018 and require a final payment upon maturity in the amount of $35 million. The outstanding principal amount bears interest at LIBOR plus 5.5% per year and is secured by substantially all the assets of the companies in the Undertone group and by guarantees of such companies. The loan is required to be prepaid by Undertone in certain circumstances, such as from proceeds of asset sales or casualty insurance policies, debt or equity offerings, or from excess cash flow in the event that Undertone's total leverage ratio exceeds specified targets, and a pro rata portion of indemnification payments (or offset of the holdback amount) under our merger agreement with Undertone.

Under the Undertone credit facility, Undertone is required to maintain with the following financial covenants as of the end of each fiscal quarter:

•	minimum total leverage ratio starting at 2.5 and declining gradually to 1.15; and
•	fixed coverage ratio of at least 2.0.

The Undertone credit facility contains customary restrictive covenants, including those regarding indebtedness and preferred equity, liens, fundamental changes, investments, loans, restricted payments, asset sales, transactions with affiliates, restrictive agreements and sale and leaseback transactions. It also contains customary events of default, including a "change in control", which is defined to include, among other things, the acquisition of record or beneficial ownership by any person or group of 35% or more of Perion's outstanding ordinary shares or the failure of continuing directors to constitute a majority of Perion's board of directors for a period of 24 consecutive months. As of December 31, 2015, the balance of the loan, net of fees, is in the amount of $48.6 million to be paid over the next one to four years, out of which $46.5 million classified as long term debt and $2.1 million as current maturities.

As of December 31, 2015, we had bank loans outstanding in the amount of $63.6 million to be paid over the next one to four years, including $46.9 million classified as long-term debt and $16.7 million as current maturities.

Series L Convertible Bonds

On September 23, 2014, we completed a public offering in Israel of Series L Convertible Bonds (the "Bonds"). The Bonds have an aggregate principal amount of approximately ILS 143.5 million (approximately 36.8$ million as of December 31, 2015) at a price of ILS 965 per unit of ILS 1,000 par value. The Bonds, which are listed on the Tel Aviv Stock Exchange, are convertible into an aggregate of approximately 4.27 million ordinary shares, at a conversion price of ILS 33.605 per share (approximately $8.6 per share as of December 31, 2015). The principal of the Bonds are repayable in five equal annual installments commencing on March 31, 2016, with a final maturity date of March 31, 2020. The Bonds bear interest at the rate of 5% per year, subject to increase to up to 6% in the event of downgrades of our debt rating. The interest is payable semi-annually on March 31 and September 30 of each of the years 2015 through 2019, as well as a final payment on March 31, 2020.

Under the terms of our Bonds, our ability to make distributions is subject to various limitations. In addition, we are required to maintain and comply with the following financial covenants:

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

As of December 31, 2015, we were in compliance with all of the foregoing covenants.

Private placement

On December 3, 2015, we completed a private placement of 4,436,898 ordinary shares for gross proceeds of $10.1 million ($10.0 million net of legal fees) pursuant to a securities purchase agreement with J.P. Morgan Investment Management Inc., as investment advisor to the National Council for Social Security Fund and 522 Fifth Avenue Fund L.P. (collectively referred to as the "Investors"). The purchase price per share was $2.282 per share, which was the average closing price of an ordinary share on the Nasdaq Global Select Market for the 30 trading days ending on December 1, 2015. In the event that on September 1, 2016 the 15-trading day weighted average price of an ordinary share is less than $2.624, the per share purchase price will be adjusted downward 1% for each whole 1% that it is lower than such price, up to a maximum adjustment of 15%, and we will issue to the Investors such number of additional ordinary shares as is necessary so that each of the Investors will receive such number of ordinary shares in total that it would have purchased at the closing of the private placement at such lower price.

C.	RESEARCH, DEVELOPMENT, PATENTS AND LICENSES, ETC.

Our research and development activities are conducted internally by a 221 person research and development staff. Research and development expenses were $22.4 million, $44.1 million and $26.4 million in the years ended December 31, 2013, 2014 and 2015, respectively. In 2015, our efforts were focused on maintaining our software products to adapt with changes to operating systems, browsers or other underlying platforms. Additionally, we continued to focus our research and development efforts on developing the new mobile advertising platform-based solutions that will offer developers (i) effective distribution tools, (ii) increased monetization capabilities, and (iii) enhanced optimization via powerful, reliable, and easy-to-use analytics.

For a discussion of our intellectual property and how we protect it, see "Business Overview—Intellectual Property" under Item 4.B above.

D.	TREND INFORMATION

Industry trends expected to affect our revenues, income from continuing operations, profitability and liquidity or capital resources:

1.
The digital advertising environment is becoming increasingly crowded and consumers suffer from over exposure to advertising promotions.  This in turn has brought on a certain level of blindness to advertising, decreasing their effectiveness and value to advertisers.  We are therefore concentrating on unique stand-out ad formats that grab the attention of consumers in the crowded advertising environment, increasing the effectiveness of the ad and ultimately the value to advertisers.

2.
The digital advertising environment is becoming increasingly complex and fragmented.  As a result it is increasingly difficult for advertisers, including brands and agencies, as well as investors, to discern the difference between the offerings, and requires that they maintain an excessive number of “small” relationships in order to understand and receive a comprehensive solution.  We are attempting to address this need in our various revenue streams by providing robust and differentiated products. For mobile app developers, our Growmobile platform offers a holistic solution for acquiring and subsequently enhancing the engagement of app consumers. With our Undertone solution, we offer a full suite of services for the advertising brand and agency, including the entire advertising process from creative through analytic data collection and processing. In our PC monetization revenue stream, we provide the publisher a solution for, on the one hand, creating new advertising inventory, and on the other, assisting in optimizing the multiple monetization streams deployed by the web publisher.

3.
Our search monetization revenue stream is predicated by a vibrant PC desktop environment, encouraging the development of downloadable software and advertising on the desktop.  The transition of consumer consumption of utility and content towards mobile platforms has accelerated and, as a result, an increasing share of advertising campaigns are channeled towards mobile platforms and fewer consumer software downloadable products are being developed.  To address this trend, we have shifted the growth focus of all parts of our business away from downloadable PC software. On the desktop we are focusing on monetization tools for content publishers that could also be cross-platform, accommodating mobile platforms as well.  In addition, we are leveraging our data analytic capabilities and investing heavily in developing and marketing a platform that will simplify and organize the advertising process for mobile app developers.

4.
In recent years the browser companies, particularly Google, as well as others, have been instituting policy changes and regulations making it increasingly difficult to change a browser’s settings, including the ability to change a browser’s default search settings. Changing such settings has been a major part of the Company’s monetization model and until now we have been successful in overcoming these measures; however, it is becoming increasingly difficult to do so. In connection with these efforts by the browser companies, they are also making an effort to reset the applicable browser’s settings back to its default setting, causing us to have to recapture our users on a more frequent basis. These activities have shortened the average lifetime we see from users utilizing our search settings. This has reduced the return on investment from our marketing and distribution efforts. Moreover, the increased frequency of changes has limited our visibility and therefore our ability to invest in customer acquisition. However, we continue to believe, as supported by the level of revenues over the last few quarters, that as the market consolidates around accepted marketing practices, there remains sufficient business.  While the profit margins continued to compress, we believe they will settle at a level sufficient to generate significant revenues and profits.

5.
New regulations governing the ability to download software from the major software depositories, such as the Google Store, have limited our ability to bundle search products, including toolbars and other services with other software.  In the past we were successful in working around these restrictions, but this has negatively affected our distribution to some degree and caused us to find work-arounds and ways for us and our software developer partners to offer and download software from alternative sites. However, due to this environment, there are fewer and fewer software developing companies that are able to comply with these restrictions.  We are therefore changing our marketing effort, more towards web content publishers and less on downloadable software.

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

The following table summarizes our contractual commitments as of December 31, 2015 and the effect those commitments are expected to have on our liquidity and cash flow in future periods.

	Payments Due by Period (U.S. dollars in thousands) (****)
Contractual Commitments as of December 31, 2015	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 Years
Long-term debt, including current portion (*)	$64,950	$17,050	$9,150	$38,750	$-
Accrued severance pay (**)	1,491	-	-	-	1,491
Convertible debt (*)	36,772	7,354	14,709	14,709	-
Payment obligation related to acquisitions(***)	48,970	11,970	17,000	20,000	-
Operating leases	38,632	5,953	11,784	11,782	9,114
Total	$190,816	$42,327	$52,643	$85,241321	$10,605
_____________
(*)	Long-term debt and convertible debt obligations represent maximum repayment of principal and do not include interest payments due thereunder.
(**)
Severance pay obligations to our Israeli employees, as required under Israeli labor law and as set forth in employment agreements, are payable only upon termination, retirement or death of the respective employee and are for the most part covered by ongoing payments to funds to cover such obligations. Of this amount, only $ 1,166 is unfunded.

(***)
Payment obligation related to acquisitions, represents the maximum cash payments we will be obligated to make under consideration arrangements with former owners of certain entities we acquired. As of December 31, 2015 we have cash payment obligations related to acquisitions in the amount of $49,124 included on our balance sheet.

(****)
The total amount of unrecognized tax benefits for uncertain tax positions was $2,367 in thousands as of December 31, 2015. Payment of these obligations would result from settlements with taxing authorities. Due to the difficulty in determining the timing of resolution of audits, these obligations are not included in the table.

ITEM 6.                  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our executive officers and directors as of March 1, 2016:

Name	Age	Position
Alan Gelman*(1)(2)	60	Chairman of the Board
Josef Mandelbaum	49	Chief Executive Officer
Dror Erez	47	Director
Roy Gen(1)	44	Director
David Jutkowitz*(1)(3)(4)	65	External Director
Avichay Nissenbaum*(2)(3)(4)	49	External Director
Osnat Ronen*(4)	53	Director
Michael Vorhaus*(2)(3)	58	Director
Corey Ferengul	44	CEO, Undertone Business Unit
Limor Gershoni Levy	45	Senior Vice President, General Counsel
Shai Gottesdiener	39	General Manager, Growmobile Division
Yacov Kaufman	58	Chief Financial Officer
Miki Kolko	53	Chief Technology Officer
Dana Maor	49	Senior Vice President, Human Resources
Amir Nahmias	47	General Manager, CodeFuel Division
Robert Schwartz	38	Chief Strategy Officer
____________
*	"Independent director" under the NASDAQ Listing Rules.
(1)	Member of the investment committee.
(2)	Member of the nominating and governance committee.
(3)	Member of the compensation committee.
(4)	Member of the audit committee.

There are no arrangements or understandings between any of our directors or executive officers and any other person pursuant to which our directors or executive officers were selected.

Alan Gelman has been a director of the Company since August 2011 and as its Chairman of the Board since January 2016. From January 2014 until December 2015, he also served as a director of Ion Asset Management Ltd. From December 2012 through May 2013, he served as the Global CFO and Deputy CEO of Better Place Inc. (in liquidation). From 2008 to 2012, Mr. Gelman served as the Chief Financial Officer and Deputy Chief Executive Officer of Bezeq the Israeli Telecommunication Corp Ltd. (TASE: BEZQ). From 2006 to 2007, Mr. Gelman served in various positions at the Delek Group Ltd. (TASE: DELKG), including as the Deputy CEO and Chief Financial Officer from 2006 to 2007. From 2001 to 2006, Mr. Gelman served as the Chief Financial Officer of Partner Communications Company Ltd. (NASDAQ and TASE: PTNR), and from 1997 to 2000, he served as the Chief Financial Officer of Barak ITC. He holds a B.A. in Accounting from Queens College and an M.B.A. from Hofstra University. Mr. Gelman is licensed as a Certified Public Accountant in New York (inactive) and in Israel.

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

David Jutkowitz has been an external director of the Company since December 2007, and in September 2013, he was reelected to serve a third three-year term. Mr. Jutkowitz serves as a director of Extal Ltd., and of King Engine Bearings Ltd. From 2006 to 2010, Mr. Jutkowitz served as a director of Arad Investment and Industrial Development Ltd. (TASE: ARAD), and from 2001 to October 2007, Mr. Jutkowitz served as an external director of Carmel Investment Group Ltd., and as a member of the audit, investment and portfolio committees of Carmel Investment Group Ltd. From 2000 to 2003, Mr. Jutkowitz served as the Chief Executive Officer of BXS Ltd. From 1995 to 2002, Mr. Jutkowitz served as the Chief Executive Officer of E.L. Advanced Science Ltd. From 1976 to 2001, Mr. Jutkowitz served as the Chief Financial Officer of Etz Lavud Ltd..

Avichay Nissenbaum has been an external director of the Company since July 2009, and in August 2015, he was reelected to serve a third three-year term. In 2012, Mr. Nissenbaum co-founded Lool Ventures L.P. and has since served as its general partner. In 2006, Mr. Nissenbaum co-founded Yedda, Inc., which was acquired by AOL, Inc. (NYSE: AOL) in November 2007. He served as Yedda's Chief Executive Officer from 2006 to 2011. In 1996, Mr. Nissenbaum co-founded SmarTeam Corporation Ltd., which was acquired by Dassault Systems, S.A. in 1999. From 1996 to 2005, Mr. Nissenbaum served in various positions at SmarTeam, including as VP Product, Executive VP Sales, Marketing and Business Development. Mr. Nissenbaum serves as a director of Tipa-Corp Ltd., as well as certain portfolio companies of Lool Ventures, including Zooz Ltd., Familio Technologies Ltd., Online Permission Technologies, Mediasafe, Sensibo Ltd., Shopial Ltd. Farm Dog Inc., Dbmaestro, Lawgeek and Mabaya.  Mr. Nissenbaum also serves as a director of "leaders of the Future" NPO. Mr. Nissenbaum holds a B.Sc. in Computer Science and a B.A. in Economics, both from Bar-Ilan University.

Osnat Ronen has been a director since December 2015. Ms. Ronen founded FireWind PE in 2015 and has since served as its general partner. Ms. Ronen has also served as an advisor to Liquidnet since 2013. From January 2008 to March 2013, she served as a general partner of Viola Private Equity. From 1994 to 2007, Ms. Ronen served in various positions at Bank Leumi Le Israel B.M. (TASE: LUMI), including as the Deputy Chief Executive Officer of Leumi Partners Ltd. from 2001 to 2007 and as Deputy Head of the Subsidiaries Division of the Leumi Group from 1999 to 2001. Ms. Ronen currently serves as a director of Mizrahi Tefahot Bank Ltd. (TASE: MZTF), Fox-Wizel Ltd. (TASE: FOX) and Partner Communications Company Ltd. (NASDAQ and TASE: PTNR). She also volunteers as a director of the College for Management and Yissum Research Development Company of the Hebrew University of Jerusalem. Ms. Ronen has also served as a director of several portfolio companies of Viola, including: AmiadWater Systems Ltd. (AIM: AFS), Orad Hi-Tec Systems Ltd., Aeronautics Ltd., Degania Medical Ltd. and MatomyMedia Group Ltd. (LSE: MTMY). Ms. Ronen holds a B.Sc. in mathematics and computer science from Tel Aviv University, as well as an M.B.A. from the Recanati School of Business Administration at Tel Aviv University.

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

Corey Ferengul has been the CEO of our Undertone business unit since December 2015, when we acquired Undertone, and Chief Executive Officer of Undertone since June 2014. Mr. Ferengul served as the Chief Operating Officer of Undertone from 2013 to June 2014. From 2011 to 2012, Mr. Ferengul served as Executive Vice President of Product at Rovi Corporation (formerly, Macrovision Solutions Corp). From 2006 to 2012, Mr. Ferengul served as an Executive Vice President of Marketing and Solutions of Macrovision Solutions Corp. From 1999 to 2004, Mr. Ferengul served as Senior Vice President, Director of Enterprise System Management and Analyst at The META Group. From 1993 to 1999, he served as Director of Product Integration/Product Manager of PLATINUM Technology. He serves as a Member of the boards of Simple Relevance and PackBack Books. Mr. Ferengul received a B.Sc. in Marketing from Illinois State University.

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

Shai Gottesdiener has been our General Manager of the Growmobile division of the Company since January 2015. From July 2013 until December 2014, Mr. Gottesdiener was our CTO. From 2009 until 2013, Mr. Gottesdiener worked at 888, where he served as its Vice President of R&D. Between 2000-2009, Mr. Gottesdiener held various positions in Matrix, including its Development Subdivision Manager. Mr. Gottesdiener holds a B.A. in Logistics and Computer Science from Bar-Ilan University.

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

Miki Kolko has been our Chief Technology Officer since January 2015. From 2012 to 2014 Mr. Kolko served as the Company VP of the Data Services Group. Previously, Mr. Kolko served as vice president of data at LivePerson (NASDAQ:LSPN), a global leader of digital engagement technology. Prior to his work at LivePerson, Mr. Kolko served in various engineering executive management positions and was a founder and chief technology officer of 3 startups in enterprise software and Internet B2C. Mr. Kolko holds a M.Sc. in computer science from Tel Aviv University and a B.A. in mathematics and computer science from Bar Ilan University.

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

Amir Nahmias has been the General Manager of our CodeFuel division since December 2014. From March 2008 until December 2013, Mr. Nahmias served as Vice President of Publishers at Conduit Ltd. Between January 2014 and December 2014, Mr. Nahmias served as a Vice President of Sales and Partnerships in our Codefuel division.

Robert Schwartz has been our Chief Strategy and Development Officer since December 2015. From October 2012 to November 2015, he was the Senior Vice President of Corporate Strategy and Business Development of Undertone. From 2010 to 2012, Mr. Schwartz was the Vice President of Strategy and Corporate Development at the Topps Company. From 2007 to 2010, Mr. Schwartz was a management consultant at Bain & Company, serving clients in the media and entertainment, consumer goods, and industrial industries. He has also held strategy and operating roles at PepsiCo and IBM. Mr. Schwartz holds a B.A. in Government from Harvard College and an M.B.A. from Harvard Business School.

There are no family relationships between any of our directors or executive officers.

B.	COMPENSATION

The aggregate direct compensation we paid to our officers as a group (9 persons) for the year ended December 31, 2015, was approximately $7.9 million, which included approximately $0.2 million that was set aside or accrued to provide for pension, retirement, severance or similar benefits. This amount includes bonuses paid to our officers pursuant to our executive bonus plan based on company performance measures, in accordance with our Compensation Policy for Directors and Officers. This amount does not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses, and other benefits commonly reimbursed or paid by companies in Israel. We did not pay our officers who also serve as directors any separate compensation for their directorship during 2015.

The aggregate compensation we paid to our directors who are not officers for their services as directors as a group for the year ended December 31, 2015 was approximately $0.3 million. In addition, our directors are reimbursed for expenses incurred in order to attend board or committee meetings.

In the year ended December 31, 2015, we granted (i) options to purchase 757,500 ordinary shares to our directors and officers, at a weighted average exercise price of $ 3.14 per share, and the latest expiration date for such options is December 2020, and (ii) performance base options to purchase 2,200,000 ordinary shares to our officers and senior employees at an exercise price of $2.28 per share, and expiration date is November 2020. These options were granted under our Equity Incentive Plan, as amended, formerly known as the 2003 Israeli Share Option Plan (the "Incentive Plan").

In 2015, we paid each of our directors $40,000 per year, subject to adjustment for changes in the Israeli consumer price index and applicable changes in the Israeli regulations governing the compensation of external directors. Each of our directors also received an annual grant of options to purchase 10,000 ordinary shares under the Incentive Plan. Each option is exercisable for a term of five years at an exercise price per share equal to the closing price of our ordinary shares on the date of the annual meeting of shareholders on which such option was granted, as reported by the NASDAQ Stock Market. The options vest in three equal installments on each anniversary of date of grant. Following termination or expiration of the applicable director's service with the Company, provided that the termination or expiration is not for "cause" and is not a result of the director's resignation, the options would retain their original expiration dates and, with respect to each grant, the upcoming tranche of options that are scheduled to vest immediately subsequent to the termination date, if any, will automatically vest and become exercisable. All unvested options held by the director will automatically vest and become exercisable upon a change of control of the Company, which is defined for this purpose as (i) a merger, acquisition or reorganization of the Company with one or more other entities in which the Company is not the surviving entity, (ii) a sale of all or substantially all of the assets of the Company; (iii) a transaction or a series of related transactions as a result of which more than 50% of the outstanding shares or the voting rights of the Company are beneficially owned by one person or group (as defined in the SEC rules). At our annual meeting of shareholders held on December 31, 2015, our directors' compensation was increased to $50,000 per year and an annual grant of options to purchase 25,000 ordinary shares, on the terms set forth above.

The table below reflects the compensation granted to our five most highly compensated office holders during or with respect to the year ended December 31, 2015. We refer to the five individuals for whom disclosure is provided herein as our "Covered Executives."

For purposes of the table below, "compensation" includes salary cost, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to the Company, as recognized in our financial statements for the year ended December 31, 2015, including the compensation paid to such Covered Executive following the end of the year in respect of services provided during the year. Each of the Covered Employees was covered by our D&O liability insurance policy and was entitled to indemnification and exculpation in accordance with applicable law and our articles of association. All numbers below are in US Dollars in thousands.

Name and Principal Position (1)	Salary Cost (2)	Bonus (3)	Equity-Based Compensation (4)	Total
Josef Mandelbaum, CEO	637	315	1,793	2,745
Amir Nahmias, General Manager, CodeFuel Division	496	438	626	1,560
Yacov Kaufman, CFO	407	120	565	1,092
Shai Gottesdiener, General Manager, Growmobile Division	313	109	307	729
Limor Gershoni Levy, Senior Vice President, General Counsel	239	80	339	658
____________________

(1)	Unless otherwise indicated herein, all Covered Executives are employed on a full-time (100%) basis.

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

(4)
Represents the equity-based compensation expenses recorded in our consolidated financial statements for the year ended December 31, 2015.  Such numbers are based on the option or RSU grant date fair value in accordance with accounting guidance for equity-based compensation and does not necessarily reflect the cash proceeds to be received by the applicable officer upon the vesting and sale of the underlying shares. For a discussion of the assumptions used in reaching this valuation, see Note 2 to our Financial Statements.

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

NASDAQ Requirements

Under the NASDAQ Listing Rules, a majority of our directors are required to be "independent directors" as defined in the NASDAQ Listing Rules. Four out of the seven members of our board of directors, Alan Gelman, David Jutkowitz, Avichay Nissenbaum and Osnat Ronen are independent directors under the NASDAQ requirements.

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

Our board of directors currently consists of seven directors, two of whom qualify as "external directors" under Israeli law and have also been determined by our board of directors to qualify as "independent directors" for the purpose of the NASDAQ Listing Rules. Other than external directors, who are subject to special election requirements under Israeli law, our directors are elected in three staggered classes by the vote of a majority of the ordinary shares present and entitled to vote at meetings of our shareholders at which directors are elected. The members of only one staggered class will be elected at each annual meeting for a three-year term, so that the regular term of only one class of directors expires annually. Our annual meeting of shareholders is required to be held at least once during every calendar year and not more than fifteen months after the last preceding meeting. At our 2015 annual meeting of shareholders, held on December 31, 2015, Mr. Roy Gen and Ms. Osnat Ronen was each elected as a director for a three-year term. At an extraordinary general meeting of our shareholders, held on August 24, 2015, Mr. Avichay Nissenbaum was reelected to serve as an external director for a third three-year term and Mr. Michael Vorhaus was elected as a director for a three-year term. At our 2014 annual meeting of shareholders, held on December 9, 2014, the three-year term of Ms. Iris Beck expired and no directors were elected.  At our 2013 annual meeting of shareholders, held on September 2, 2013, Mr. Josef Mandelbaum and Mr. Alan Gelman was each elected as a director for a three-year term. In connection with the closing of the ClientConnect Acquisition on January 2, 2014, Mr. Dror Erez replaced Mr. Mandelbaum as a director and Mr. Roy Gen replaced Ms. Adi Soffer Teeni as a director. At our 2012 annual meeting of shareholders, held on September 27, 2012, Ms. Adi Soffer Teeni was elected as a director for a three-year term. At our 2013 annual meeting of shareholders, held on September 2, 2013, Mr. David Jutkowitz was reelected to serve as an external director for a third three-year term. The external directors are not assigned to a class and are elected in accordance with the Companies Law.

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

Under the Companies Law, the chairperson of the board of a company is not permitted to hold another position in the company or a subsidiary thereof other than chairperson or director of a subsidiary or, if approved by a special majority of shareholders, chief executive officer of the company.

External Directors

Under the Companies Law, Israeli companies whose shares have been offered to the public in or outside of Israel are required to appoint at least two individuals to serve as external directors. Our external directors under the Companies Law are Mr. Avichay Nissenbaum, whose third three-year term commenced on September 27, 2015, and Mr. David Jutkowitz, whose third three-year term commenced on September 2, 2013.

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

Audit Committee

Our audit committee is comprised of Mr. David Jutkowitz (Chairman), Mr. Avichay Nissenbaum and Ms. Osnat Ronen, and operates pursuant to a written charter.

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

Compensation Committee

Our compensation committee is comprised of Mr. David Jutkowitz (Chairman), Mr. Michael Vorhaus and Mr. Avichay Nissenbaum, all of whom satisfy the respective "independence" requirements of the Companies Law, SEC and NASDAQ Listing Rules for compensation committee members. Our compensation committee meets at least once each quarter, with additional special meetings scheduled when required.

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

Investment Committee

Our investment committee is comprised of Mr. Alan Gelman (Chairperson), Mr. David Jutkowitz, and Mr. Roy Gen. The Investment Committee is responsible for formulating the overall investment policies of the Company, and establishing investment guidelines in furtherance of those policies. The Committee monitors the management of the portfolio for compliance with the investment policies and guidelines and for meeting performance objectives over time as well as assist the board of directors in fulfilling its oversight responsibility for the investment of assets of the company.

Nominating and Governance Committee

Our nominating and governance committee is comprised of Mr. Alan Gelman (Chairperson), Mr. Michael Vorhaus, and Mr. Avichay Nissenbaum, and operates pursuant to a written charter. It is responsible for making recommendations to the board of directors regarding candidates for directorships and the size and composition of the board. In addition, the committee is responsible for overseeing our corporate governance guidelines and reporting and making recommendations to the board concerning corporate governance matters. Under the Companies Law, the nominations for director are generally made by our directors but may be made by one or more of our shareholders. However, any shareholder or shareholders holding at least 5% of the voting rights in our issued share capital may nominate one or more persons for election as directors at a general meeting only if a written notice of such shareholder’s intent to make such nomination or nominations has been given to our secretary and each such notice sets forth all the details and information as required to be provided under our articles of association.

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

D.	EMPLOYEES

The breakdown of our employees by department as of the end of each of the past three fiscal years is as follows:

	December 31,
	2013	2014	2015
Management and administration	55	97	128
Support	-	19	20
Research and development	173	217	221
Selling and marketing	66	106	277
Total	203	439	646

As of December 31, 2015, 308 of our employees were located in Israel, 55 of our employees were located in Europe and 283 employees were located in the United States.

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

            Israeli law generally requires the payment of severance by employers upon the retirement or death of an employee or upon termination of employment by the employer or, in certain circumstances, by the employee. Most of our agreements with employees in Israel are in accordance with Section 14 of the Severance Pay Law, 1963 (“Section 14”), where our contributions for severance pay are paid in lieu of any severance liability. Upon contribution of the full amount of the employee's monthly salary, and release of the policy to the employee, no additional severance payments are required to be made by us to the employee. Additionally, the related obligation and amounts deposited pursuant to such obligation are not stated on the balance sheet, as we are legally released from any obligation to employees once the deposit amounts have been paid.  Our liability for severance pay to employees not under Section 14 is calculated pursuant to Israel's Severance Pay Law based on the employees' most recent monthly salaries, multiplied by the number of years of their employment, or a portion thereof, as of the balance sheet date. This liability is provided for by monthly deposits into accounts for the benefit of the employees and by an accrual. The deposited funds include profits (losses) accumulated up to the balance sheet date. As of December 31, 2015, our net accrued unfunded severance obligations totaled $1.2 million.

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

Security Ownership of Directors and Executive Officers

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of

March 1, 2016 by all of our directors and executive officers as a group and by each officer and director who beneficially owns 1% or more of our outstanding ordinary shares.

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

Except as indicated in the footnotes to this table, each shareholder in the table has sole voting and investment power for the shares shown as beneficially owned by them. Percentage ownership is based on 76,322,085 ordinary shares outstanding as of March 1, 2016.

Name	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Outstanding
Dror Erez (1)	9,175,642	12.0%
All directors and officers as a group (16 persons) (2)	10,188,211	13.2%
____________________________
(1)	Based upon information provided to us by Mr. Erez. Includes options to purchase 9,999 ordinary shares, that are vested or will vest, within 60 days of March 1, 2016.
(2)	Includes options and RSUs to purchase 606,365 ordinary shares, that are vested or will vest within 60 days of March 1, 2016.

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

Under the Incentive Plan, as amended from time to time, we may grant to our directors, officers, employees, consultants, advisers, service providers and controlling shareholders options to purchase our ordinary shares, restricted shares and RSUs. As of December 31, 2015, a total of 9,709,657 ordinary shares were subject to the Incentive Plan. As of March 1, 2016, RSUs and options to purchase a total of 9,687,029 ordinary shares were outstanding under our Incentive Plan, of which RSUs and options to purchase a total of 3,976,691 ordinary shares were held by our directors and officers (16 persons) as a group. The outstanding RSUs have a purchase price of ILS 0.01 per share, and outstanding options are exercisable at purchase prices which range from $0.34 to $13.54 per share. Any expired or cancelled options are available for reissuance under the Incentive Plan.

Our Israeli employees and directors may be granted awards under Section 102 ("Section 102") of the Israeli Income Tax Ordinance (the "Tax Ordinance"), which provides them with beneficial tax treatment, and non-employees (such as service providers, consultants and advisers) and controlling shareholders may only be granted awards under another section of the Tax Ordinance, which does not provide for similar tax benefits. To be eligible for tax benefits under Section 102, the securities must be issued through a trustee, and if held by the trustee for the minimum required period, the employees and directors are entitled to defer any taxable event with respect to the award until the earlier of (i) the transfer of securities from the trustee to the employee or director or (ii) the sale of securities to a third party. Our board of directors has resolved to elect the "Capital Gains Route" (under Section 102) for the grant of awards to Israeli grantees under the Incentive Plan. Based on such election, and subject to the fulfillment of the conditions of Section 102, under the Capital Gains Route, gains realized from the sale of shares issued pursuant to the Incentive Plan will generally be taxed at the capital gain rate of 25%, provided the trustee holds the securities for 24 months following the date of grant of the award. To the extent that the market price of the ordinary shares at the time of grant exceeds the exercise price of the award or if the conditions of Section 102 are not met, tax will be payable at the time of sale at the marginal income tax rate applicable to the employee or director (up to 50% in 2015). We are not entitled to recognize a deduction for Israeli tax purposes on the capital gain recognized by the award holder upon the sale of shares pursuant to Section 102. The voting rights of any shares held by the trustee under Section 102 remain with the trustee.

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

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of March 1, 2016 by each person or group of affiliated persons that we know beneficially owns more than 5% of our outstanding ordinary shares. Other than with respect to our directors and officers, we have relied on public filings with the SEC.

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

Name	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Outstanding (1)

Benchmark Israel II, L.P. and affiliates (2)	9,576,772	12.5%
Dror Erez (3)	9,175,642	12.0%
Ronen Shilo (4)	8,858,847	11.6%
J.P. Morgan Investment Management Inc.(5)	8,639,965	11.3%
Zack and Orli Rinat (6)	6,484,347	8.5%

(1)	Based upon 76,322,085 ordinary shares outstanding as of March 1, 2016.

(2)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13G/A filed with the SEC on February 16, 2016, by Benchmark Israel II, L.P. ("BI II") and affiliates. BCPI Partners II, L.P. ("BCPI-P"), the general partner of BI II may be deemed to have sole power to vote and dispose of the 9,293,742 shares directly held by BI II. BCPI Corporation II ("BCPI-C"), the general partner of BCPI-P, may be deemed to have sole power to vote and dispose of the shares directly held by BI II. Michael A. Eisenberg and Arad Naveh, the directors of BCPI-C, may be deemed to have shared power to vote and dispose of the shares directly held by BI II. 283,030 shares are held in nominee form for the benefit of persons associated with BCPI-C. BCPI-P may be deemed to have sole power to vote these shares, BCPI-C may be deemed to have sole power to vote these shares and Messrs. Eisenberg and Naveh may be deemed to have shared power to vote these shares.

(3)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13D/A filed with the SEC on November 25, 2015, by Mr. Erez.  Includes options to purchase 9,999 ordinary shares, that are vested, or will vest within 60 days of March 1, 2016.

(4)	Based solely upon, and qualified in its entirety with reference to, a Schedule 13D/A filed with the SEC on November 25, 2015, by Mr. Shilo.

(5)
Consist of: (i) 4,203,067 ordinary shares directly held by Project Condor LLC (“Condor”); (ii) 4,382,121 ordinary shares directly held by the National Council for Social Security Fund (“SSF”); and (iii) 54,777 ordinary shares held by 522 Fifth Avenue Fund, L.P. (“522 Fund”).  J.P. Morgan Investment Management Inc. (“JPMIM”), a registered investment advisor, serves as investment advisor to each of SSF, 522 Fund and the members of Condor.  JPMIM exercises its voting and dispositive power over these ordinary shares through an investment committee of over 30 individuals in its Private Equity Group, each with an equal vote.  Based upon, and qualified in its entirety with reference to, a Schedule 13G filed with the SEC on December 10, 2015, by JPMIM and SSF and supplemental information provided by these shareholders to us.

(6)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13G filed with the SEC on January 16, 2014, by Zack and Orli Rinat. The Ordinary Shares are held by Zack Rinat and Orli Rinat as community property.

To our knowledge, as of March 1, 2016, we had 22 shareholders of record of which 13 (including the Depository Trust Company) were registered with addresses in the United States. These U.S. holders were, as of such date, the holders of record of approximately 93.75% of our outstanding shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees.

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

Transition Services Agreement

Pursuant to the Transition Services Agreement, dated December 31, 2013, between Conduit and ClientConnect, ClientConnect provided Conduit and its subsidiaries with certain business support services and systems, including data services, information technology, information security and management information systems, for consideration at market terms. The term of the agreement was for a period of eight months, except with respect to the data services to be provided thereunder, for which the term was 16 months, subject to extension by Conduit for an additional eight months. The agreement contains standard provisions regarding confidentiality and non-solicitation of the other party's officers, employees and consultants during the term of the agreement and for a period of 24 months thereafter. Following the move to our new offices in Holon in September 2014, the above mentioned services are no longer being provided, yet the aforesaid provisions are still in effect.

Office and Administrative Services Agreement

Pursuant to the Administrative Services Agreement, dated December 31, 2013, between Conduit and ClientConnect, Conduit provided ClientConnect with certain services, including office and administrative support services, for consideration on market terms based on the number of employees of ClientConnect as of the last day of each month. The parties also agreed that prior to the termination of the agreement, ClientConnect would offer continued employment to 50% of the employees providing the services from each applicable administrative department or capacity or to 50% of all such employees in the aggregate. As of August 30, 2014, the above mentioned services are no longer being provided. The agreement contains standard provisions regarding confidentiality and non-solicitation of the other party's officers, employees and consultants during the term of the agreement and for a period of 24 months thereafter.

Search Syndication Agreement

Pursuant to the Search Syndication Agreement, dated December 31, 2013, between Conduit and ClientConnect, ClientConnect undertook to provide Conduit and its affiliates with search monetization services on the most favorable terms that it gives to its other customers. This agreement was requested by Conduit in connection with its transfer to ClientConnect of its search syndication technology and search provider agreements in the Conduit Split in order to ensure that Conduit, if it so chooses, would be entitled to receive the benefit of such technology and agreements to monetize the applications that Conduit is developing. This agreement is no longer in effect as of January 1, 2016 and there has not been any activity under it.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.                  FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Our Financial Statements are included in this annual report pursuant to Item 18.  As described in Item 3.A above, since 2014, the ClientConnect Acquisition has been reflected in our financial statements as a reverse acquisition of all of our outstanding shares and options by ClientConnect in accordance with Accounting Standards Codification Topic 805, "Business Combinations" ("ASC 805"), using the acquisition method of accounting whereby ClientConnect is the deemed accounting acquirer and Perion is the deemed accounting acquiree. In accordance with the ASC 805 presentation requirements, our financial statements include ClientConnect’s comparative numbers, but not Perion's comparative numbers, for 2013.

Legal Proceedings

In November 2013, MyMail, Ltd., a non-practicing entity, filed a lawsuit in the Eastern District of Texas alleging that ClientConnect's toolbar technology infringes one of its U.S. patents issued in September 2012 and demanding an injunction and monetary payments. On November 2014, ClientConnect Ltd. filed a petition for inter partes review ("IPR") in the United States Patent & Trademark Office, challenging the patentability of the asserted claims of the patent in question. On January 5, 2016, the parties entered into a settlement agreement regarding, inter alia, the patent claim between the parties, and the case was dismissed on January 8, 2016.

On November 7, 2012, we entered into a Share Purchase Agreement with SweetIM Ltd., SweetIM Technologies Ltd., the shareholders of SweetIM and Nadav Goshen, as Shareholders' Agent, according to which we purchased 100% of the issued and outstanding shares of SweetIM Ltd. Under the terms of the Share Purchase Agreement, among other things, a third payment of up to $7.5 million in cash was due in May 2014, if certain milestones were met. The milestones are based on our revenues in the fiscal year of 2013 and the absence of certain changes in the industry in which we operate. We believe that that the terms of the Share Purchase Agreement require us to pay only $2.5 million with respect to the contingent payment, which we have paid. However, the Shareholders' Agent has demanded payment of an additional $5.0 million. We believe that the claim is without merit and plan to defend against it vigorously. Until this dispute is resolved, we will maintain the $5.0 million liability in our financial statements that we recorded at the time that we entered into the Share Purchase Agreement. In April 2015, pursuant to the Share Purchase Agreement, an arbitration process with respect to this claim was commenced in Israel.

On December 22, 2015, Adtile Technologies Inc. ("Adtile") filed a lawsuit against Perion and its wholly-owned subsidiary, Intercept Interactive Inc. (“Intercept”) in the United States District Court for the District of Delaware. The lawsuit alleges various causes of action against Perion and Intercept related to Intercept’s alleged unauthorized use and misappropriation of Adtile’s proprietary information and trade secrets. Adtile is seeking injunctive relief and unspecified monetary damages. We are unable to predict the outcome or range of possible loss at this stage. We believe that we have strong defenses against this lawsuit and we intend to defend against it vigorously.

Policy on Dividend Distribution

It is currently our policy not to distribute dividends.

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

	NASDAQ		TASE
	High ($)	Low ($)	High ($)	Low ($)
Five most recent full financial years
2015	4.52	2.05	4.56	2.06
2014	14.33	4.26	14.33	4.31
2013	14.94	8.19	14.90	8.21
2012	10.50	3.68	10.45	3.85
2011	8.25	3.45	8.20	3.41

Financial quarters during the past two recent full financial years and any subsequent period

Fourth Quarter 2015	3.94	2.08	3.69	2.07
Third Quarter 2015	2.92	2.05	2.98	2.06
Second Quarter 2015	3.91	2.75	3.94	2.75
First Quarter 2015	4.52	3.11	4.56	3.07
Fourth Quarter 2014	6.45	4.26	6.33	4.31
Third Quarter 2014	10.48	5.53	10.47	5.57
Second Quarter 2014	11.45	9.55	11.49	9.76
First Quarter 2014	14.33	10.65	14.33	10.56

Most recent six months

February 2016	2.42	1.98	2.52	2.03
January 2016	3.25	2.22	3.71	2.22
December 2015	3.94	2.27	4.00	2.19
November 2015	2.63	2.11	2.56	2.09
October 2015	2.55	2.08	2.49	2.07
September 2015	2.49	2.05	2.54	2.06

The closing prices of our ordinary shares, as reported on the NASDAQ and on the TASE on March 22, 2016, were $2.16 and ILS 8.24 (equal to $2.14 based on the exchange rate between the ILS and the dollar, as quoted by the Bank of Israel on March 22, 2016), respectively.

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

•
reasonable litigation expenses, including attorneys’ fees, in proceedings instituted against him or her by the company, on the company’s behalf or by a third-party, or in connection with criminal proceedings in which the office holder was acquitted, or as a result of a conviction for a crime that does not require proof of criminal intent, or in connection with an administrative enforcement proceeding or financial sanction instituted against him; and

•	reasonable litigation expenses, including attorneys’ fees, incurred by him or her as a result of an administrative enforcement proceeding instituted against him or her.

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

Registration Rights Undertaking in connection with ClientConnect Acquisition

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

Undertone Merger Agreement

On November 30, 2015, we entered into a Merger Agreement with IncrediTone Inc., our indirectly wholly owned subsidiary, Or Merger, Inc., which was wholly owned by IncrediTone, Interactive Holding Corp. (d/b/a Undertone), and Fortis Advisors LLC, as agent of the participating holders of Undertone, pursuant to which Or Merger, Inc. merged with and into Undertone on the same day, resulting in Undertone becoming a wholly owned subsidiary of IncrediTone.  We paid approximately $91 million in cash at the closing and retained $16 million as a holdback to cover potential claims until May 2017.  We are also required to pay $3 million in installments over the period ending May 2017 and another $20 million, bearing interest, in November 2020.  The Merger Agreement contains customary representations, warranties, covenants and indemnification provisions.

Undertone Secured Credit Agreement

On November 30, 2015, Concurrently with the closing of the Undertone Merger Agreement, Undertone entered into a new secured credit agreement with its existing lenders for $50 million, due in quarterly installments from March 2016 to November 2019.  The credit agreement is not guaranteed by Perion, but it is secured by a pledge on Perion's indemnification rights under the Undertone Merger Agreement.

On March 4, 2016, Undertone entered into an amendment to the secured credit agreement. The amendment to the credit agreement adds a $10.0 million revolving loan facility (which includes a $3.0 million swing line loan commitment and a $3.0 million letter of credit commitment). Additionally, the amendment postpones the commencement date of a few of Undertone’s undertaking and covenants and increases Undertone’s ability to invest in some of its subsidiaries.

J.P. Morgan Securities Purchase Agreement

On November 30, 2015, we entered into a securities purchase agreement (the “J.P. Morgan Securities Purchase Agreement”) with J.P. Morgan Investment Management Inc., as investment advisor to the National Council for Social Security Fund and 522 Fifth Avenue Fund L.P. (collectively referred to as the "Investors"). In accordance with the agreement, on December 3, 2015, we completed a private placement to the Investors of 4,436,898 ordinary shares for gross proceeds of $10.125 million. The purchase price per share was $2.282, which was the average closing price of an ordinary share on the Nasdaq Global Select Market for the 30 trading days ended on December 1, 2015. If, on September 1, 2016, the 15-trading day weighted average price of an ordinary share is less than $2.624, the per share purchase price of $2.282 will be adjusted downward 1% for each whole 1% that the September 1, 2016 calculated price is lower than $2.282, up to a maximum adjustment of 15%, and we will issue to the two aforesaid parties such number of additional ordinary shares as is necessary so that each will receive such number of ordinary shares in total that it would have purchased at the closing of the private placement at such lower price.

J.P. Morgan Registration Rights Agreement

On December 3, 2015, in connection with the J.P. Morgan Securities Purchase Agreement, we entered into a registration rights agreement with the Investors, pursuant to which we granted to the Investors certain registration rights related to the ordinary shares issued per the J.P. Morgan Securities Purchase Agreement. We were required to file a registration statement on Form F-3 for the resale of the ordinary shares within 30 days following December 3, 2015, which we did on December 29, 2015, and to use our reasonable efforts to cause such registration statement to be declared effective within 120 days following December 3, 2015. We may incur liquidated damages if we do not meet our registration obligations. We also agreed to other customary obligations regarding registration, including indemnification and maintenance of the applicable registration statement.

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

General Corporate Tax Structure in Israel

Taxable income of Israeli companies is generally subject to corporate tax at the rate of 26.5% for the 2015 tax year. In January 2016, the Israeli parliament approved the reduction of the corporate tax to 25%, starting from January 1, 2016. However, the effective tax rate payable by a company that derives income from a Preferred Enterprise (as further discussed below) may be considerably lower.

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

Benefits granted to a Preferred Enterprise include reduced tax rates. In peripheral regions (Development Area A) the reduced tax rate was 9% in 2014, 9% in 2015 and will be 9% in 2016. In other regions the tax rate was 16% in 2014, 16% in 2015 and will be 16% in 2016. Preferred Enterprises in peripheral regions will be eligible for Investment Center grants, as well as the applicable reduced tax rates.

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

Pursuant to an amendment to the Investments Law which became effective on November 12, 2012 (“Amendment 69”), a company that elects by November 11, 2013 to pay a corporate tax rate as set forth in that amendment (rather than the regular corporate tax rate applicable to Approved Enterprise income) with respect to undistributed exempt income accumulated by the company up until December 31, 2011, will be entitled to distribute a dividend from such income without being required to pay additional corporate tax with respect to such dividend. A company that has so elected must make certain qualified investments in Israel over the five-year period commencing in 2013. A company that has elected to apply the amendment cannot withdraw from its election.

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

As of January 1, 2013, shareholders that are individuals who have taxable income that exceeds ILS 800,000 in a tax year (linked to the CPI each year) (ILS 810,720 in 2015), will be subject to an additional tax, referred to as High Income Tax, at the rate of 2% on their taxable income for such tax year which is in excess of ILS such threshold. For this purpose taxable income will include taxable capital gains from the sale of our shares and taxable income from dividend distributions.

Israeli corporations are generally subject to the corporate tax rate (26.5% in 2015 and 25.0% commencing on January 1, 2016) on capital gains derived from the sale of shares.

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

The term "Non-U.S. Holder" means a beneficial owner of an ordinary share other than a partnership or other pass-through entity who is not a U.S. Holder. The tax consequences to a Non-U.S. Holder may differ substantially from the tax consequences to a U.S. Holder. Certain limited aspects of U.S. federal income tax considerations relevant to Non-U.S. Holders of an ordinary share are also discussed below.

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

Distributions Paid on the Ordinary Shares

Subject to the discussion below under "Passive Foreign Investment Company Considerations," a U.S. Holder generally will be required to include in gross income as ordinary dividend income the amount of any distributions paid by us on the ordinary shares, including the amount of any non-U.S. income taxes withheld, to the extent that those distributions are paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Distributions in excess of our earnings and profits will be treated first as a non-taxable return of capital and will reduce the U.S. Holder’s tax basis in its ordinary shares to the extent thereof and, to the extent distributions exceed such tax basis, then will be treated as gain from a sale or exchange of those ordinary shares. Our dividends generally will not qualify for the dividends-received deduction applicable, in some cases, to U.S. corporations. Dividends paid in ILS, including the amount of any non-U.S. income taxes withheld, will be includible in the income of a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date they are included in income by the U.S. Holder, regardless of whether the payment in fact is converted into U.S. dollars. A U.S. holder that receives distributions paid in ILS (or any other foreign currency) and converts the ILS (or other foreign currency) into dollars after the date such distributions are included in income may have foreign exchange gain or loss based on any appreciation or depreciation in the value of the ILS (or other foreign currency) against the dollar, which will generally be U.S. source ordinary income or loss.

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

No dividend income received by a U.S. Holder will be qualified dividend income (1) unless such U.S. Holder generally has held its ordinary shares for at least 61 days during the 121-day period beginning on the date that is 60 days prior to the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code section 246(c), any period during which the U.S. Holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities) or (2) to the extent such U.S. Holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid.

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

Subject to certain conditions and limitations, non-U.S. income tax withheld on dividends may be deducted from taxable income or credited against a U.S. Holder’s U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Dividends paid by us generally will be foreign source "passive income" for U.S. foreign tax credit purposes. U.S. Holders that do not elect to claim a foreign tax credit may generally instead claim a deduction for the non-U.S. income taxes withheld if such U.S. Holders itemize their deductions for U.S. federal income tax purposes. The rules relating to the determination of foreign source income and the foreign tax credit are complex, and the availability of a foreign tax credit depends on numerous factors. U.S. holders should consult their tax advisors regarding the application of the foreign tax credit rules.

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

Net Investment Income Tax

Non-corporate U.S. Holders may be subject to an additional 3.8% surtax on all or a portion of the "net investment income," which generally may include dividends on, or capital gains recognized from the disposition of, our ordinary shares. U.S. Holders are urged to consult their own tax advisors regarding the applicability of the net investment income tax to their investment in our shares.

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

If we were classified as a PFIC, a U.S. Holder could be subject to increased tax liability upon the sale or other disposition of ordinary shares or upon the receipt of amounts treated as "excess distributions." Under these rules, the excess distribution and any gain from the sale or disposition would be allocated ratably over the U.S. Holder’s holding period for the ordinary shares, and the amount allocated to the current taxable year and any taxable years prior to the first taxable year in which we were a PFIC would be taxed as ordinary income. The amount allocated to each of the prior taxable years in which we were a PFIC would be subject to tax at the highest marginal rate in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed on the resulting tax allocated to such prior taxable years. The tax liability with respect to the amount allocated to taxable years prior to the year of the disposition, or "excess distribution," cannot be offset by any net operating losses. In addition, holders of stock in a PFIC may not receive a "step-up" in basis on shares acquired from a decedent. U.S. Holders who hold ordinary shares during a period when we are a PFIC will be subject to the foregoing rules even if we cease to be a PFIC. Unless otherwise provided by the IRS, if a non-U.S. corporation is a PFIC, a U.S. Holder generally is required to file an annual informational return with the IRS.

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

Based on our income, assets, activities and market capitalization, we do not believe that we were a PFIC for the taxable year ended December 31, 2015 for U.S. federal income tax purposes. Our belief that we were not a PFIC for the 2015 taxable year is based on our estimate of the fair market value of our assets, including our intangible assets and goodwill, which are not reflected in our financial statements under U.S. GAAP. In calculating the value of our assets, we value our total assets, in part, based on our total market capitalization. We believe this valuation approach is reasonable. However, there can be no assurances that the IRS could not successfully challenge our valuations or methods, which could result in our classification as a PFIC. While we intend to manage our business so as to avoid PFIC status, to the extent consistent with our other business goals, we cannot predict whether our business plans will allow us to avoid PFIC status or whether our business plans will change in a manner that affects our PFIC status determination. In addition, because the market price of our ordinary shares is likely to fluctuate and because that market price may affect the determination of whether we will be considered a PFIC, we cannot be certain that we will not be a PFIC in 2016 or become a PFIC in any other future taxable year.

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

ITEM 11.               QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Exchange Rate Risk. A portion of our revenues and expenses are denominated in foreign currencies. As a result, numerous balances are denominated or linked to these currencies. Foreign currency related fluctuations resulted in $1.2 million net gains in 2013, $2.7 million net losses in 2014 and $0.6 million net losses in 2015. These gains and losses are included in financial income (expense), net, as presented in our statements of income.

As of December 31, 2015, balance sheet financial items in U.S. dollars, our functional currency, and those currencies other than the U.S. dollars were as follows:

	U.S. dollars	ILS	Other Currencies	Total
	In thousands of U.S. dollars
Current assets	127,054	5,979	7,794	140,827
Long-term assets	13,682	476	42	14,200
Current liabilities	85,733	17,760	3,135	106,628
Long-term liabilities	104,699	30,123	1,014	135,836
Total	331,168	54,338	11,985	397,491

The fair value of the outstanding derivative instruments and the notional amount of the hedged instruments as of December 31, 2015 were as follows:

	Notional Amount	Fair Value
	In thousands of U.S. dollars
Cross currency SWAP	36,772	366
Zero-cost collar contracts to hedge payroll expenses	20,280	28

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

	Year Ended December 31,
	2013	2014	2015
Average rate for period	3.609	3.577	3.884
Rate at year-end	3.471	3.889	3.902

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

Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures as of December 31, 2015, have concluded that, as of such date, our disclosure controls and procedures were effective and ensured that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC's rules and forms.

(b)	Management annual report on internal control over financial reporting

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2015. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in "Internal Control – Integrated Framework" (2013 framework). Our management has concluded, based on its assessment, that our internal control over financial reporting was effective as of December 31, 2015.

(c)	Attestation Report of Registered Public Accounting Firm

Our independent registered public accounting firm, Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, independently assessed the effectiveness of our internal control over financial reporting and has issued an attestation report, which is included under Item 18 on page F-3 of this annual report.

(d)	Changes in internal control over financial reporting

During the period covered by this report, no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) have occurred that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

On February 11, 2015, we completed the acquisition of MMR and on November 30, 2015, the acquisition of Undertone. Management excluded from its assessment both acquisitions, which accounted for approximately 57% of our consolidated total assets and approximately 9% of our consolidated revenues as of and for the year ended December 31, 2015, as permitted by the SEC guidance.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. David Jutkowitz, who is an  independent director (as defined in the NASDAQ Listing Rules) and serves on our audit committee, qualifies as an "audit committee financial expert" as defined in Item 16A of Form 20-F.

ITEM 16B.	CODE OF ETHICS

Our board of directors has adopted a code of conduct (which was recently amended in March 2016) applicable to all of our directors, officers and employees as required by the NASDAQ Listing Rules, which also complies with the definition of a "code of ethics" set out in Section 406(c) of the Sarbanes-Oxley Act of 2002. A copy of the code of ethics can be found on our website at: http://www.perion.com/governance-documents.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees for the professional services rendered by our independent accountants Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, for each of the last two fiscal years were as follows (in thousands):

	2014	2015
Audit Fees	$619	$657
Tax Fees	213	239
Audit Related fees	59	145
Other	54	-
Total	$945	$1,041

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

AS OF DECEMBER 31, 2015

IN U.S. DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF

PERION NETWORK LTD.

We have audited the accompanying consolidated balance sheets of Perion Network Ltd. ("the Company") and its subsidiaries as of December 31, 2014 and 2015, and the related consolidated statements of income (operations), comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries at December 31, 2014 and 2015, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Perion's Network Ltd. internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 24, 2016 expressed an unqualified opinion thereon.

/s/ KOST FORER GABBAY & KASIERER
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 24, 2016	A Member of Ernst & Young Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF

PERION NETWORK LTD.

We have audited Perion Network Ltd. and subsidiaries (the "Company") internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). The Company's management is responsible for maintaining effectiveness of internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management annual report on internal control over financial reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Interactive Holding Corp. and Make Me Reach SAS (the "Acquired Entities"). The Acquired Entities assets, net assets, revenues and net income are included in the Company's 2015 consolidated financial statements and constituted 57% and 51% of total assets and net assets, respectively, as of December 31, 2015 and 9% and 9% of revenues and net loss, respectively, for the year then ended. Our audit of internal control over financial reporting of Perion Network Ltd. and subsidiaries also did not include an evaluation of the internal control over financial reporting of the Acquired Entities.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2014 and 2015 and the related consolidated statements of income (operations), comprehensive income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2015 of Perion Network Ltd. and subsidiaries and our report dated March 24, 2016 expressed an unqualified opinion thereon.

/s/ KOST FORER GABBAY & KASIERER
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 24, 2016	A Member of Ernst & Young Global

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands (except share and per share data)

	December 31,	December 31,
	2014	2015
Assets
Current Assets:
Cash and cash equivalents	$101,183	$17,519
Short-term bank deposits	15,000	42,442
Accounts receivable (net of allowance of $1,035 and $1,063 at December 31, 2014 and 2015, respectively)	30,808	66,662
Prepaid expenses and other current assets	9,164	17,396
Total Current Assets	156,155	144,019

Property and equipment, net	12,180	12,714
Intangible assets, net	16,890	66,072
Goodwill	164,092	203,693
Deferred taxes	4,917	12,344
Other assets	1,905	3,456
Total Assets	$356,139	$442,298
Liabilities and Shareholders' Equity
Current Liabilities:
Accounts payable	$21,173	$40,388
Accrued expenses and other liabilities	25,517	22,857
Short-term loans and current maturities of long-term and convertible debt	2,300	23,756
Deferred revenues	7,323	7,731
Payment obligation related to acquisitions	8,587	11,893
Total Current Liabilities	64,900	106,625
Long-Term Liabilities:
Long-term debt, net of current maturities	1,950	46,920
Convertible debt, net of current maturities	35,752	28,371
Payment obligation related to acquisitions	5,058	37,231
Deferred taxes	331	19,456
Other long term liabilities	2,151	3,858
Total Liabilities	110,142	242,461
Commitments and Contingencies
Shareholders' Equity:
Ordinary shares of ILS 0.01 par value - Authorized: 120,000,000 shares; Issued: 69,548,450 and 76,157,506 shares at December 31, 2014 and 2015, respectively; Outstanding: 69,202,431 and 75,811,487 shares at December 31, 2014 and 2015, respectively	189	206
Additional paid-in capital	203,984	227,258
Treasury shares at cost (346,019 shares at December 31, 2014 and 2015)	(1,002)	(1,002)
Accumulated other comprehensive loss	-	(794)
Retained earnings (accumulated deficit)	42,826	(25,831)
Total Shareholders' Equity	245,997	199,837
Total Liabilities and Shareholders' Equity	$356,139	$442,298

The accompanying notes are an integral part of the consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except share and per share data)

	Year ended December 31
	2013	2014	2015
Revenues:
Search	$277,275	$330,757	$172,277
Advertising and other	48,233	57,974	48,673
Total Revenues	325,508	388,731	220,950

Costs and Expenses:
Cost of revenues	6,104	27,817	16,195
Customer acquisition and media buy costs	185,355	174,575	91,217
Research and development	22,394	44,129	26,377
Selling and marketing	10,298	25,388	28,270
General and administrative	19,115	37,605	31,520
Restructuring charges	-	3,981	1,052
Impairment, net of change in fair value of contingent consideration	-	19,941	92,340
Total Costs and Expenses	243,266	333,436	286,971

Income (Loss) from Operations	82,242	55,295	(66,021)
Financial income (expense), net	2,782	(2,888)	(1,939)

Income (Loss) before Taxes on Income	85,024	52,407	(67,960)
Taxes on income	22,616	9,581	697

Net Income (Loss) from Continuing Operations	62,408	42,826	(68,657)
Net loss from discontinued operations	(33,795)	-	-

Net Income (Loss)	$28,613	$42,826	$(68,657)

Net Earnings (Loss) per Share - Basic:
Continuing operations	$1.16	$0.63	$(0.96)
Discontinued operations	$(0.63)	$-	$-
Net income (Loss)	$0.53	$0.63	$(0.96)

Net Earnings (Loss) per Share – Diluted:
Continuing operations	$1.14	$0.58	$(0.96)
Discontinued operations	$(0.62)	$-	$-
Net income (Loss)	$0.52	$0.58	$(0.96)

Weighted average number of shares – Basic:
Continuing operations	53,910,741	68,213,209	71,300,432
Discontinued operations	53,910,741	-	-

Weighted average number of shares – Diluted:
Continuing operations	54,837,307	70,327,411	71,300,432
Discontinued operations	54,837,307	-	-

The accompanying notes are an integral part of the consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
U.S. dollars in thousands

	Year ended December 31
	2013	2014	2015

Net income (Loss)	$28,613	$42,826	$(68,657)

Other comprehensive income (loss):
Cash Flow Hedge:
Unrealized gain (loss) from cash flow hedges	-	(62)	206
Less: reclassification adjustment for net gains included in net income (loss)	-	62	(178)

Net change	-	-	28
Change in foreign currency translation adjustment	-	-	(822)

Other comprehensive (loss)	-	-	(794)

Comprehensive Income (Loss)	$28,613	$42,826	$(69,451)

The accompanying notes are an integral part of the consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
U.S. dollars in thousands (except share data)

	Common stock		Preferred stock		Additional paid-in capital	Accumulated Other Comprehensive Loss	Retained earnings	Treasury shares	Total shareholders’ equity
	Number of Shares	$	Number of Shares	$	$	$	$	$	$

Balance as of December 31, 2012	37,303,298	100	16,602,292	44	22,830	-	222,049	(1,002)	244,021

Conversion of preferred shares into ordinary shares	16,602,292	44	(16,602,292)	(44)	-	-	-	-	-
Dividend paid upon consummation of the spin-off	-	-	-	-	-	-	(65,009)	-	(65,009)
Dividend in-kind upon consummation of the spin-off	-	-	-	-	(26,015)	-	(185,653)	-	(211,668)
Stock-based compensation	-	-	-	-	13,220	-	-	-	13,220
Exercise of stock options	847,992	3	-	-	847	-	-	-	850
Net income	-	-	-	-	-	-	28,613	-	28,613

Balance as of December 31, 2013	54,753,582	147	-	-	10,882	-	-	(1,002)	10,027

Issuance of shares related to acquisitions	13,124,100	38	-	-	171,514	-	-	-	171,552
Acquisition related expenses paid by the shareholders	-	-	-	-	3,060	-	-	-	3,060
Contribution by shareholders	-	-	-	-	1,803	-	-	-	1,803
Stock-based compensation	-	-	-	-	15,145	-	-	-	15,145
Exercise of stock options	1,324,749	4	-	-	1,580	-	-	-	1,584
Net income	-	-	-	-	-	-	42,826	-	42,826

Balance as of December 31, 2014	69,202,431	189	-	-	203,984	-	42,826	(1,002)	245,997

Issuance of shares related to acquisitions	1,798,837	5	-	-	5,574	-	-	-	5,579
Issuance of shares in private placement, net of issuance cost of $105	4,436,898	11	-	-	10,009	-	-	-	10,020
Stock-based compensation	-	-	-	-	7,679	-	-	-	7,679
Exercise of stock option and vesting of restricted stock units	373,321	1	-	-	12	-	-	-	13
Other comprehensive loss						(794)			(794)
Net loss	-	-	-	-	-	-	(68,657)	-	(68,657)

Balance as of December 31, 2015	75,811,487	206	-	-	227,258	(794)	(25,831)	(1,002)	199,837

Accumulated unrealized gain from hedging activities						28
Accumulated other comprehensive loss						(822)

The accompanying notes are an integral part of the consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31
	2013	2014	2015
Operating activities:
Net income (loss)	$28,613	$42,826	$(68,657)
Loss from discontinued operations, net	(33,795)	-	-
Income (loss) from continuing operations	62,408	42,826	(68,657)

Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,110	21,413	11,972
Impairment of intangible assets and goodwill	-	19,941	98,904
Restructuring costs related to impairment of property and equipment	-	632	124
Stock-based compensation expense	10,405	15,145	7,429
Issuance of ordinary shares related to acquisition employees retention	-	-	63
Foreign currency translation	-	-	(347)
Acquisition related expenses paid by shareholders	-	3,060	-
Accretion of payment obligation related to acquisition	-	1.067	311
Accrued interest, net	1,170	655	37
Deferred taxes, net	-	(13,851)	(8,973)
Accrued severance pay, net	24	392	238
Change in payment obligation related to acquisitions	-	713	(5,937)
Fair value revaluation - convertible debt	-	(2,566)	175
Loss from sale of property and equipment	-	121	17
Net changes in operating assets and liabilities:
Accounts receivable, net	18,032	(23,568)	3,362
Prepaid expenses and other	(2,533)	(5,020)	(3,402)
Accounts payable	8,681	2,228	(3,725)
Accrued expenses and other liabilities	(8,756)	9,741	(13,250)
Deferred revenues	(6,250)	(887)	(772)
Net cash provided by continuing operating activities	85,291	72,042	17,569
Net cash used in discontinued operating activities	(23,939)	-	-
Net cash provided by operating activities	$61,352	$72,042	$17,569

Investing activities:
Purchases of property and equipment	$(1,916)	$(10,882)	$(2,029)
Proceeds from sale of property and equipment	-	58	24
Capitalization of development costs	-	-	(4,005)
Restricted cash, net	-	(202)	50
Investments in short-term deposits, net	(75,957)	(15,000)	(27,442)
Net cash acquired in (paid in) in connection with acquisition, net	-	19,042	(87,044)
Net cash used in continuing investing activities	(77,873)	(6,984)	(120,446)
Net cash provided by discontinued investing activities	898	-	-
Net cash used in investing activities	$(76,975)	$(6,984)	$(120,446)

Financing activities:
Issuance of shares in private placement, net	-	-	10,020
Dividend paid upon consummation of spin-off	(65,009)	-	-
Exercise of stock options	850	1,584	13
Contribution by shareholders	-	585	-
Payments made in connection with acquisition	-	(2,545)	(1,534)
Proceeds from the issuance of convertible debt	-	37,852	-
Proceeds from short-term loans	-	-	13,000
Repayment of long-term loans	-	(2,300)	(2,300)
Net cash provided by (used in) continuing financing activities	$(64,159)	$35,176	$19,199

Effect of exchange rate changes on cash and cash equivalents	-	-	14

Net increase (decrease) in cash and cash equivalents	$(79,782)	$100,234	$(83,664)
Decrease in cash and cash equivalents - discontinued activities	2,336	-	-
Cash and cash equivalents at beginning of year	78,395	949	101,183
Cash and cash equivalents at end of year	$949	$101,183	$17,519

The accompanying notes are an integral part of the consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands
	Year ended December 31
	2013	2014	2015
Supplemental Disclosure of Cash Flow Activities:

Cash paid during the year for:
Income taxes	$40,694	$20,855	$21,340
Interest	$-	$260	$2,260

Purchase of property and equipment on credit	$-	$1,205	$312

Non-cash financing activities
Issuance of shares in connection with acquisitions	$-	$171,552	$5,579
Contribution by shareholders	$-	$1,218	$-
Acquisition related expenses paid by shareholders	$-	$3,060	$-
Dividend in kind upon consummation of spin-off	$211,668	$-	$-
Stock-based compensation that was capitalized as part of capitalization of software development costs	$-	$-	$187

The accompanying notes are an integral part of the consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 1: GENERAL

Perion Network Ltd. ("Perion") and its wholly-owned subsidiaries (collectively referred to as the "Company"), is a global technology company, providing high-quality advertising solutions to brands and publishers, high-impact ad formats that capture consumer attention and drives engagement, branded search providing publishers with engagement and monetization solutions and a unified social and mobile programmatic platform for acquiring and engaging app users.

On February 10, 2015, the Company completed the acquisition of Make Me Reach SAS ("MMR") and on November 30, 2015, completed the acquisition of Interactive Holding Corp (see Note 3).

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

The consolidated financial statements include the accounts of Perion and its subsidiaries. All Intercompany balances and transactions have been eliminated.

Commencing in 2014, the acquisition of ClientConnect Ltd. (“ClientConnect”) is reflected in the Company's financial statements as a reverse acquisition of all of Perion's outstanding shares and options by ClientConnect, in accordance with Accounting Standards Codification (“ASC”) 805, "Business Combinations". Under ASC 805, ClientConnect is considered as the acquirer and the Company is viewed as the acquiree and therefore, the comparative amounts as included in these financial statements, namely, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the year ended December 31, 2013, represent ClientConnect’s amounts and results for those periods.

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. Generally Accepted Accounting Principles (“GAAP”) requires management to make estimates, judgments and assumptions that affect the amounts reported and disclosed in the financial statements and the accompanying notes. Actual results could differ materially from those estimates. On an ongoing basis, the Company's management evaluates its estimates, including those related to accounts receivable, intangible assets and goodwill, fair values and useful lives of intangible assets, fair values of stock-based awards, allowance for doubtful accounts, realizability of deferred tax assets, income taxes, and contingent liabilities, among others. Such estimates are based on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of the Company’s assets and liabilities.

Financial statements in U.S. dollars

The reporting currency of the Company is the U.S. dollar (“USD”). Major parts of the Company’s operations are carried out by the Company and its subsidiaries in the United States and Israel. The functional currency of these entities is the USD. Accordingly, monetary accounts maintained in currencies other than the USD are remeasured into USD, in accordance with ASC 830, "Foreign Currency Matters". All transaction gains and losses resulting from the remeasurement of the monetary balance sheet items are reflected in the statement of income as financial income or expenses, as appropriate.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Management believes that the USD is the currency of the primary economic environment in which the Company operates. The financial statements of other subsidiaries, whose functional currency is determined to be their local currency, have been translated into dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statement of operations amounts have been translated using the average exchange rate for the applicable year. The resulting translation adjustments are reported as an accumulated other comprehensive income (loss) component of shareholders' equity.

Cash and cash equivalents and short-term deposits

The Company considers all short-term, highly liquid and unrestricted cash balances, with stated maturities of three months or less from date of purchase, as cash equivalents. Short-term deposits are bank deposits with maturities of more than three months, but less than one year. The short-term deposits as of December 31, 2014 and 2015 are denominated in USD and bear interest at an average annual rate of 0.49% and 0.72%, respectively.

Restricted cash

Restricted cash is comprised primarily of security deposits that are held to secure the Company’s hedging activity, lease obligations and certain letter of credits associated with lease obligation. Restricted cash in the amount of $696 and $646 as of December 31, 2014 and 2015, respectively, are included under Prepaid expenses and other current assets.
Restricted cash as of December 31, 2015, in the amount of $1,182 is included under Other assets in the accompanying balance sheets.

Accounts receivable and allowance for doubtful accounts

Trade accounts receivables are stated at realizable value, net of an allowance for doubtful accounts. The Company evaluating its outstanding accounts receivable and establishes an allowance for doubtful accounts based on information available on their credit condition, current aging, and historical experience. These allowances are reevaluated and adjusted periodically as additional information is available.

Property and equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets at the following annual rates:

%
Computers and peripheral equipment	33
Office furniture and equipment	6 - 15

Leasehold improvements are amortized using the straight-line method over the term of the lease or the estimated useful life of the improvements, whichever is shorter.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Internally Developed Software

The Company capitalizes certain internal and external software development costs, consisting primarily of direct labor associated with creating the internally developed software. Software development projects generally include three stages: the preliminary project stage (all costs expensed as incurred), the application development stage (costs are capitalized) and the post implementation/operation stage (all costs expensed as incurred). The costs capitalized in the application development stage primarily include the costs of designing the application, coding and testing of the system. Capitalized costs are amortized using the straight line method over the estimated useful life of the software, generally 3 years, once it is ready for its intended use. The Company believes the straight line recognition method best approximates the manner in which the expected benefit will be derived. During 2015, the Company capitalized software development costs of $4,192 (including $187 of stock-based compensation). Amortization expense for the related capitalized internally developed software in 2015 totaled $245, and is included in Cost of revenues in the accompanying consolidated statements of operations. Management evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets. As a result of changes in circumstances, management decided to abandon certain projects and therefore recorded $3,390 impairment in 2015. Capitalized software development costs of $557 are included in property and equipment in the consolidated balance sheets as of December 31, 2015 (see Note 4).

Impairment of long-lived assets and intangible assets subject to amortization

Property and equipment and intangible assets subject to amortization are reviewed for impairment in accordance with ASC 360, "Accounting for the Impairment or Disposal of Long-Lived Assets", whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. The recoverability of these assets is measured by comparing the carrying amounts to the future undiscounted cash flows the assets are expected to generate. If property and equipment and intangible assets are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the asset exceeds its fair market value.

In determining the fair values of long-lived assets for purpose of measuring impairment, the Company's assumptions include those that market participants will consider in valuations of similar assets.

In 2014 and 2015, the Company recorded impairment charges of $19,941 and $8,471, respectively with respect to intangible assets subject to amortization (see Note 5).

In addition, in connection with the restructuring plans of the Company in 2014 and 2015, the Company recorded, an impairment of $632 and $159, respectively, related to its property and equipment.

Goodwill and other intangible assets

Goodwill reflects the excess of the purchase price of business acquired over the fair value of net assets acquired. Goodwill is not amortized but instead is tested for impairment, in accordance with ASC 350, “Intangibles – Goodwill and Other”, at least annually at December 31 each year, or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The first step, identifying a potential impairment, compares the fair value of the reporting unit with its carrying amount. If the carrying amount exceeds its fair value, the second step would need to be performed; otherwise, no further step is required. The second step, measuring the impairment loss, compares the implied fair value of the goodwill with the carrying amount of the goodwill.

Any excess of the carrying amount over the applied fair value is recognized as an impairment loss, and the carrying value of goodwill is written down to fair value.

The Company determined that certain indicators of potential impairment existed during 2015, which triggered goodwill impairment analysis for its reporting units. These indicators included a decrease in the Company’s share price and lower than expected sales and cash flow as well as management decisions to abandon certain R&D projects. Based on the goodwill assessment for the search monetization reporting unit and Growmobile reporting unit, the Company determined that the carrying amount of the reporting units exceeds their fair value and recorded an impairment of $87,043 to its goodwill. No such impairment losses were recorded in 2013 and 2014.

The majority of the inputs used in the discounted cash flow model to determine the fair value of the reporting units are unobservable and thus are considered to be Level 3 inputs.

Intangible assets that are not considered to have an indefinite useful life are amortized over their estimated useful lives. The acquired customer arrangements, technology and logo are amortized over their estimated useful lives in proportion to the economic benefits realized. This accounting policy results in accelerated amortization of such intangible assets as compared to the straight-line method.

Deferred Financing Costs

Direct and incremental costs related to the issuance of debt are capitalized as deferred financing costs and are deducted from the carrying amount of that debt in the consolidated balance sheets.
The Company amortizes deferred financing costs using the effective-interest method and records such amortization as interest expense.

Revenue recognition

The Company generates revenues primarily from two major sources:

Search Revenues - the Company obtains the majority of its revenues from service agreements with its search partners. Search revenue is generated primarily from monthly transaction volume-based fees earned by the Company for making its applications available to online publishers and app developers (either based on fixed price models, pay-per-search fee or portion of the revenue generated by the search partners).

Advertising Revenues - the Company generates a portion of its revenues from users’ clicks on text-based links to advertisers’ websites, or sponsored links. Ads are incorporated into the download and installation process of the app developers software or through browser extension that offer recommendations, deals, coupons and relevant content to users as they browse online. Following the Undertone acquisition (see Note 3), advertising revenues are generated also from delivering, primarily high impact, ad formats creatively designed to capture consumer attention and drive engagement, across a hand-picked portfolio of websites and mobile applications.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company evaluates whether Search and Advertising Revenues should be presented on a gross basis, which is the amount that a customer pays for the service, or on a net basis, which is the customer payment less amounts the Company pays to suppliers. In making that evaluation, the Company considers indicators such as whether the Company is the primary obligor in the arrangement and assumes risks and rewards as a principal or an agent, including the credit risk, whether the Company has latitude in establishing prices and selects its suppliers and whether it changes the products or performs part of the service.

The evaluation of these factors is subject to significant judgment and subjectivity. Generally, when the Company is primarily obligated in a transaction, is subject to risk, involved in the determination of the product or the service specifications, separately negotiates each revenue service agreement or publisher agreement and can have several additional indicators, revenue is recorded on a gross basis.

The Company recognizes revenue when all four revenue recognition criteria have been met: persuasive evidence of an arrangement exists, services are rendered, the fee or price charged is fixed or determinable and collectability is reasonably assured. Deferred revenue is recorded when payments are received from customers in advance of the Company's rendering of services.

Cost of revenues

Cost of revenues consists primarily of expenses associated with the operation of the Company’s data centers, including depreciation, labor, energy, and bandwidth costs, amortization of acquisition-related intangible assets, as well as content acquisition costs. The direct cost relating to search and advertising revenues is immaterial.

Customer acquisition and media buy costs

Customer acquisition and media buy costs consist of amounts paid to publishers and app developers who distribute the Company’s applications and other products and the costs of advertising inventory incurred to deliver ads. These amounts are primarily based on fixed fee and revenue share arrangements with minimum guaranty and are charged as incurred.

Research and development costs

Research and development costs are charged to the statement of income as incurred, except for certain costs relating to internally developed software, which are capitalized and amortized on a straight line basis over their estimated useful life once the asset is placed in service.

Income taxes

The Company accounts for income taxes in accordance with ASC 740, "Income Taxes". This Statement prescribes the use of the liability method, whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. To the extent necessary, the Company provides a valuation allowance, to reduce deferred tax assets to their estimated realizable value.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company accounts for uncertain tax positions in accordance with ASC 740, which contains a two-step approach for recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement.

The Company accrued interest and penalties related to unrecognized tax benefits in its financial expenses.

Severance pay

With regards to employees in Israel, where there is a mandated severance liability, most of the Company's agreements with employees are in accordance with section 14 of the Severance Pay Law, 1963 (“Section 14”), where the Company's contributions for severance pay shall be instead of its severance liability.

Upon contribution based on the full amount of the employee's monthly salary, and release of the policy to the employee, no additional severance payments shall be made by the Company to the employee. Therefore, the related obligation and amounts deposited on behalf of such obligation are not stated on the balance sheet, as the Company is legally released from obligation to employees once the deposit amounts have been paid.

The Company's liability for severance pay to employees not under Section 14, is calculated pursuant to Israel's Severance Pay Law based on the most recent monthly salaries of such employees, multiplied by the number of years of their employment, or a portion thereof, as of the balance sheet date. This liability is fully provided for by monthly deposits in insurance policies and by an accrual. The deposited funds include profits and losses accumulated up to the balance sheet date and they may be withdrawn only upon the fulfillment of the obligation pursuant to Israel's Severance Pay Law or labor agreements.

Severance expenses from continuing operations for the years ended December 31, 2013, 2014 and 2015 amounted to $1,296, $3,330 and $2,310, respectively. Severance expenses from discontinued operations for the year ended December 31, 2013 amounted to $1,080. The balances of severance deposits and accrued severance pay are immaterial and included in other assets and other long-term liabilities on the accompanying balance sheets, respectively.

Employee benefit plan

The Company’s U.S. operations maintain a retirement plan (the “U.S. Plan”) that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Participants in the U.S. Plan may elect to defer a portion of their pre-tax earnings, up to the Internal Revenue Service annual contribution limit. The Company matches 100% of each participant’s contributions, up to 3% of employee deferral, and 50% of the next 2% of employee deferral. Contributions to the U.S. Plan are recorded during the year contributed as an expense in the consolidated statement of income.

Total employer 401(k) contributions for the years ended December 31, 2013, 2014 and 2015 were $61, $116 and $247, respectively.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Comprehensive income (loss)

The Company accounts for comprehensive income (loss) in accordance with ASC 220, "Comprehensive Income". This statement establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income generally represents all changes in shareholders' equity during the period except those resulting from investments by, or distributions to, shareholders. The Company determined that its other comprehensive income (loss) relates to hedging derivative instruments and foreign currency translation.

Net earnings per share

In accordance with ASC 260, "Earnings Per Share", basic net earnings per share ("Basic EPS") is computed by dividing net earnings attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted net earnings per share ("Diluted EPS") reflects the potential dilution that could occur if stock options and other commitments to issue ordinary shares were exercised or equity awards vested, resulting in the issuance of ordinary shares that could share in the net earnings of the Company.

The weighted average number of ordinary shares related to the outstanding options, restricted shares, convertible debt and warrants excluded from the calculations of diluted net earnings per ordinary share, as these securities are anti-dilutive, was 2,778,618, 3,766,080 and 14,179,439 for the years ended December 31, 2013, 2014 and 2015, respectively.

Concentrations of credit risk

Financial instruments, that potentially subject the Company to a concentration of credit risk, consist primarily of cash and cash equivalents, bank deposits, restricted cash and accounts receivable.

The majority of the Company’s cash and cash equivalents, bank deposits and restricted cash are invested in USD instruments with major banks in the U.S. and Israel. Deposits in the U.S. may be in excess of insured limits and are not insured in other jurisdictions. Generally, these deposits may be redeemed upon demand and, therefore, bear minimal risk.

The Company’s major customers are financially sound, and the Company believes low credit risk is associated with these customers. To date, the Company has not experienced any material bad debt losses. Total expenses for doubtful debts during 2013, 2014 and 2015 amounted to $0, $1,035 and $104, respectively.

Stock-based compensation

The Company accounts for stock-based compensation under ASC 718, "Compensation - Stock Compensation", which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees and directors. ASC 718 requires companies to estimate the fair value of equity-based awards on the date of grant, using an option-pricing model. The value of the portion of the award that is ultimately expected to vest, is recognized as an expense over the requisite service periods in the Company's consolidated statement of income. ASC 718 requires forfeitures to be estimated at the time of grant, and revised if necessary in subsequent periods, if actual forfeitures differ from those estimates.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company recognizes compensation expenses for the value of its awards, which have graded vesting based on service conditions, using the straight line method, over the requisite service period of each of the awards, net of estimated forfeitures. Estimated forfeitures are based on actual historical pre-vesting forfeitures. For performance-based stock units, the Company recognizes compensation expenses for the value of such awards, if and when the Company concludes that it is probable that a performance condition will be achieved based on the accelerated attribution method over the requisite service period. The Company should reassess the probability of vesting at each reporting period for awards with performance conditions and adjust compensation cost based on its probability assessment.

The Company accounted for changes in award terms as a modification in accordance with ASC 718. A modification to the terms of an award should be treated as an exchange of the original award for a new award with total compensation cost equal to the grant-date fair value of the original award plus the incremental value measured at the same date. Under ASC 718, the calculation of the incremental value is based on the excess of the fair value of the new (modified) award based on current circumstances over the fair value of the original award measured immediately before its terms are modified based on current circumstances.

Prior to 2014 and the acquisition of Perion, ClientConnect used the Black-Scholes-Merton option pricing model to determine the fair value of its stock-based awards. Following Perion’s acquisition on January 2, 2014, the Company estimates the fair value of its new stock-based awards using the Binomial option-pricing model. The change from the Black-Scholes-Merton to the Binomial option-pricing model is considered a change in accounting estimate and its impact on the estimated fair value of the Company's stock-based awards is minimal.

The following table presents the various assumptions used to estimate the fair value of the Company's stock-based awards granted to employees and directors in the periods presented:

	Year ended December 31
	2013	2014	2015

Risk-free interest rate	0.93% - 1.91%	0.10% - 1.72%	0.17% - 1.76%
Expected volatility	50%	44.44% - 51.62%	43.49% - 50.31%
Expected term (years)	6.25	-	-
Early exercise factor	-	100% - 256%	160% - 210%
Forfeiture rate post vesting	-	0% - 15%	0% - 18%
Dividend yield	0%	0%	0%

The stock-based awards prior to 2014 were granted by Conduit Ltd. (“Conduit”), the previous owner of the ClientConnect business, which was not a publicly traded company and therefore, the expected volatility of grants in those periods was calculated based on certain peer companies that Conduit considered to be comparable. Starting in 2014, the expected volatility is calculated based on the actual historical stock price movements of the Company’s stock.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The expected option term represents the period that the Company’s stock options are expected to be outstanding. Prior to 2014, the expected option term for share-option awards which were at the money when granted has been determined by Conduit based on the simplified method in accordance with Staff Accounting Bulletin No. 110, as adequate historical experience was not available to provide a reasonable estimate. For share-option awards which were in the money when granted, Conduit used an expected term which it believed to be appropriate under these circumstances. Such estimate was not materially different than determining the expected term based on a lattice model, and then use it as an input to the Black-Scholes-Merton option pricing model.

Starting in 2014, the early exercise factor and the forfeiture rate post-vesting are calculated based on the Company’s estimated early exercise and post-vesting forfeiture multiples, which are based on comparable companies and on actual historical data.

The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds, with a term which is equivalent to the expected term of the stock-based awards. The dividend yield is based on the current decision of the Company’s management not to distribute any dividends.

The fair value of restricted stock units (“RSU”) is based on the market value of the underlying shares on the date of grant.

Derivative instruments

The Company accounts for derivatives and hedging based on ASC 815, "Derivatives and Hedging", which requires recognizing all derivatives on the balance sheet at fair value. If the derivatives meet the definition of a cash flow hedge and are so designated, depending on the nature of the hedge, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income and reclassified into earnings in the same period, or periods, during which the hedged transaction affects earnings. The ineffective portion of a derivative’s change in fair value, if any, is recognized in earnings, as well as gains and losses from a derivative’s change in fair value that are not designated as hedges are recognized in earnings immediately.

Starting 2014, in order to mitigate the potential adverse impact on cash flows resulting from fluctuations in the exchange rate of the new Israeli shekels (“ILS”), the Company started to hedge portions of its forecasted expenses denominated in ILS with swap and options contracts. In addition, the Company has entered into a cross currency interest rate swap agreement in order to transform cash flow in ILS into USD of interest payments and principal as derived from the Company’s convertible debt conditions (see note 9). The Company does not speculate in these hedging instruments in order to profit from foreign currency exchanges, nor does it enter into trades for which there are no underlying exposures.

The swap contracts were not designated as hedging instruments and therefore gains or losses resulting from the change of their fair value are recognized in "financial income, net". As of December 31, 2014 and 2015, the Company had derivative assets of $1,349 and $608, respectively and liabilities of $1,779 and $214, respectively, representing the fair value of outstanding swap and cylinder contracts. The Company measured the fair value of these contracts in accordance with ASC 820, "Fair Value Measurement and Disclosures", and they were classified as level 2. Net gain (loss) from hedging transactions recognized in financial expenses, net, during 2015 and 2014, was ($175) and $125, respectively. No such gains or losses were recorded in 2013.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The notional value of the Company’s derivative instruments as of December 31, 2014 and 2015, amounted to $43,520 and $57,052, respectively. Notional values in USD are translated and calculated based on the spot rates for options and swap. Gross notional amounts do not quantify risk or represent assets or liabilities of the Company, however, they are used in the calculation of settlements under the contracts.

Fair value of financial instruments

The carrying amounts of financial instruments carried at cost, including cash and cash equivalents, short-term deposits, restricted cash, accounts receivable, prepaid expenses and other assets, accounts payable, accrued expenses and other liabilities approximate their fair value due to the short-term maturities of such instruments.

The Company follows the provisions of ASC No. 820, “Fair Value Measurement” (“ASC 820”), which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

In determining a fair value, the Company uses various valuation approaches. ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing an asset or liability, based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect assumptions that market participants would use in pricing an asset or liability, based on the best information available under given circumstances.

The hierarchy is broken down into three levels, based on the observability of inputs and assumptions, as follows:

•	Level 1 - Observable inputs obtained from independent sources, such as quoted prices for identical assets and liabilities in active markets.
•	Level 2 - Other inputs that are directly or indirectly observable in the market place.
•	Level 3 - Unobservable inputs which are supported by little or no market activity.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following table present assets and liabilities, measured at fair value on a recurring basis, as of December 31, 2015:

	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets:
Derivative assets	$-	$608	$-	$608

Total financial assets	$-	$608	$-	$608

Liabilities:
Payment obligation in connection with acquisitions	$-	$-	$49,124	$49,124
Derivative liabilities	-	214	-	214
Convertible debt	35,463	-	-	35,463

Total financial liabilities	$35,463	$214	$49,124	$84,801

The following table present assets and liabilities, measured at fair value on a recurring basis, as of December 31, 2014:

	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets:
Derivative assets	$-	$1,349	$-	$1,349

Total financial assets	$-	$1,349	$-	$1,349

Liabilities:
Payment obligation in connection with acquisitions	$-	$-	$13,645	$13,645
Derivative liabilities	-	1,779	-	1,779
Convertible debt	35,752	-	-	35,752

Total financial liabilities	$35,752	$1,779	$13,645	$51,176

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following table summarizes the changes in the Company’s liabilities, measured at fair value, using significant unobservable inputs (Level 3), during the year ended December 31, 2015:

Total fair value as of January 1, 2015	$13,645

Accretion of contingent liability related to acquisition	311
Change in fair value of contingent consideration related to acquisition	(6,564)
Settlements	(2,500)
Fair value of payment obligation in connection with Undertone acquisition	44,023
Reclassification to accrued expenses	(189)
Changes in fair value recognized in earnings with respect to the employees of Grow Mobile	398

Total fair value as of December 31, 2015	$49,124

Treasury shares

In the past, the Company repurchased its ordinary shares on the open market. The Company holds those shares as treasury shares and presents their cost as a reduction of shareholders' equity.

Business combinations

The Company accounted for business combination in accordance with ASC 805, "Business Combinations". ASC 805 requires recognition of assets acquired, liabilities assumed, and any non-controlling interest at the acquisition date, measured at their fair values as of that date. Any excess of the fair value of net assets acquired over purchase price and any subsequent changes in estimated contingencies are to be recorded in earnings. In addition, changes in valuation allowance related to acquired deferred tax assets and in acquired income tax position are to be recognized in earnings.

Acquisition related costs are expensed to the statement of income in the period incurred.

Discontinued operations

Under ASC 205, "Presentation of Financial Statements - Discontinued Operation", when a component of an entity, as defined in ASC 205, has been disposed of or is classified as held for sale, the results of its operations, including the gain or loss on its disposal are classified as discontinued operations and the assets and liabilities of such component are classified as assets and liabilities attributed to discontinued operations; that is, provided that the operations, assets and liabilities and cash flows of the component have been eliminated from the entity’s consolidated operations and the entity will no longer have any significant continuing involvement in the operations of the component.

Accordingly, the statements of income and statements of cash flow, related to certain business initiatives at ClientConnect prior to Perion’s acquisition, are classified as discontinued operations for the year ended December 31, 2013.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases. ASU 2016-02 requires that long-term lease arrangements be recognized on the balance sheet. The standard is effective for interim and annual periods beginning after December 15, 2018, and early adoption is permitted. The Company is currently evaluating the impact of adoption on its consolidated financial statements.

In November 2015, the FASB issued Accounting Standards Update No. 2015-17 (ASU 2015-17) “Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes”.  ASU 2015-17 simplifies the presentation of deferred income taxes by eliminating the separate classification of deferred income tax liabilities and assets into current and noncurrent amounts in the consolidated balance sheet statement of financial position. The amendments in the update require that all deferred tax liabilities and assets be classified as noncurrent in the consolidated balance sheet. The amendments in this update are effective for annual periods beginning after December 15, 2016, and interim periods therein and may be applied either prospectively or retrospectively to all periods presented. Early adoption is permitted. The Company has early adopted this standard in the fourth quarter of 2015 on a retrospective basis. Prior periods have been retrospectively adjusted.

As a result of the adoption of ASU 2015-17, the Company made the following adjustments to the 2014 balance sheet: a $3,000 decrease to current deferred tax assets, a $3,000 increase to noncurrent deferred tax asset, there was no change in noncurrent deferred tax liability.

In September 2015, the FASB issued ASU 2015-16, Simplifying the Accounting for Measurement-Period Adjustments (Topic 805): Business Combinations, which requires that an acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The standard is effective for fiscal years beginning after December 15, 2015, including interim periods within those fiscal years. The guidance is to be applied prospectively to adjustments to provisional amounts that occur after the effective date of the standard, with earlier application permitted for financial statements that have not been issued. The Company does not expect that the adoption of this ASU will have a significant impact its consolidated financial statements.

In April 2015, the FASB issued guidance on debt issuance costs. The guidance requires entities to present debt issuance costs related to a recognized debt liability as a direct deduction from the carrying amount of that debt in the balance sheet. This guidance does not contain guidance for debt issuance costs related to line-of-credit arrangements. Consequently, in August 2015, the FASB issued additional guidance to add paragraphs indicating that the SEC staff would not object to an entity deferring and presenting debt issuance costs related to line-of-credit arrangements as an asset and subsequently amortizing the deferred debt issuance costs ratably over the term of the line-of-credit arrangement, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. The guidance is effective for the interim and annual periods beginning on or after December 15, 2015. The Company early adopted the guidance for debt outstanding as of December 31, 2015. There was no effect on prior year's presentation.

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2014-09 (ASU 2014-09) "Revenue from Contracts with Customers." ASU 2014-09 supersedes the revenue recognition requirements in “Revenue Recognition (Topic 605)”, and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. As currently issued and amended, ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period, though early adoption is permitted for annual reporting periods beginning after December 15, 2016. The Company is currently in the process of evaluating the impact of the adoption of ASU 2014-09 on its consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 3:	ACQUISITIONS

a.	Interactive Holding Corp.

On November 30, 2015, The Company consummated the acquisition of 100% of the shares of Interactive Holding Corp., a Delaware corporation, and its subsidiaries (collectively referred to as "Undertone") for a total purchase price of $133,101, comprised of the following:

1.	$89,078 paid in cash;
2.	$16,000 were retained as a holdback to cover potential claims until May 31, 2017, for which a liability of $14,391 was recorded at fair value ($14,476 at December 31, 2015);
3.	An amount of $3,000 will be paid in installments over the period ending September 2017, for which a liability of $2,804 was recorded at fair value ($2,820 at December 31, 2015);
4.
An amount of $20,000, deferred consideration payment, bearing 10% annual interest, will be paid on November 2020, for which a liability of $22,005 was recorded at fair value ($21,859 at December 31, 2015);

5.	An amount of $1,182 to be paid on January 29, 2016;
6.	An amount of $2,143 excess in tax advances to be paid upon refund from tax authorities during 2016 and;
7.	Working capital final adjustment as calculated 90 days after closing in the amount of $1,498 to be paid in cash.

In addition, the Company incurred acquisition related costs totaling $4,804, which are included in general and administrative expenses. Acquisition related costs include banking, legal and accounting fees, as well as other external costs directly related to the acquisition.

The main reason for the acquisition is to continue the strategic evolution of the Company into a global technology company delivering high-quality advertising solutions to brands and publishers. The strategic benefits are to create a differentiated independent ad tech platform with significant scale and profitability, add noteworthy relationships with premium brands, agencies and publishers, enhance mobile footprint, extend programmatic capabilities, broaden product suite with the addition of proprietary, high-impact creative formats and substantially diversify revenue base.

Under business combination accounting principles, the total purchase price was allocated to Undertone's net tangible and intangible assets based on their estimated fair values as set forth below. The excess of the purchase price over the net tangible and identifiable intangible assets was recorded as goodwill. The goodwill is attributable primarily to the strategic opportunities aforementioned. The related goodwill and intangible assets are not deductible for tax purposes.

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

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 3:	ACQUISITIONS (Cont.)

The preliminary allocation of the purchase price to assets acquired and liabilities assumed is as follows:

Cash	$7,378
Accounts receivable	38,493
Prepaid expenses and other assets	4,934
Long term restricted cash	1,182
Property and equipment	1,905
Deferred taxes	815
Accounts payable	(23,428)
Accrued expenses and other liabilities	(11,083)
Deferred revenues	(1,047)
Long term loan (including current maturities)	(48,601)
Deferred tax liability	(20,095)
Intangible assets	63,200
Goodwill	119,448

Total purchase price	$133,101

Intangible assets:

The fair value of intangible assets was based on market participant approach to valuation, performed by a third party valuation firm using estimates and assumptions provided by management. The following table sets forth the components of intangible assets associated with Undertone acquisition:

		Estimated useful life

Acquired technology (1)	$19,500	5 years
Customer relationships (2)	30,000	6 years
Backlog (3)	4,200	less than 1 year
Tradename (4)	9,500	4 years

Total amount allocated to intangible assets	$63,200

(1)	Acquired technology represents the combined technology for delivering and administering Undertone’s attention-grabbing, full-page video adverts and other advertising formats.

(2)	Customer relationships represent the existing relationships and agreements with Undertone brands and advertisers.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 3:	ACQUISITIONS (Cont.)

(3)	Backlog represents customer insertion orders that are highly probable to be turned into revenues in the near future.

(4)	Tradename represents trade names and logos under which Undertone markets and sells its services.

The following unaudited condensed combined pro forma information for years ended December 31, 2015 and 2014, gives effect to the acquisition of Undertone as if it had occurred on January 1, 2014. The pro forma information is not necessarily indicative of the results of operations, which actually would have occurred had the acquisition been consummated on that date, nor does it purport to represent the results of operations for future periods. For the purposes of the pro forma information, the Company has assumed that net income (loss) includes additional amortization of intangible assets related to the acquisition of $14,981 and $19,610  in 2015 and 2014, respectively, and related tax effects.

	December 31,
	2014	2015

Revenues	$556,042	$350,908
Net income (Loss)	40,129	(84,979)

Net income (loss) per ordinary share:
Basic	0.59	(1.19)
Diluted	$0.57	$(1.19)

b.	Make Me Reach SAS

On February 10, 2015, the Company consummated the acquisition of 100% of the shares of Make Me Reach SAS, a private French Company headquartered in Paris, France ("MMR"). MMR enables mobile app developers to efficiently and effectively scale their advertising campaigns on social media, with a specific focus on optimizing mobile ad campaigns. MMR is a Facebook Preferred Marketing Developer (PMD) and Twitter Marketing Platform Partner (MPP).

The acquisition of MMR is part of the Company’s strategy to channel its future growth efforts towards the mobile advertising market, to extend its mobile marketing technology by adding the ability to advertise on social media and to provide developers a more effective mobile advertising tool. Additionally, the acquisition of MMR establishes the Company’s first office in Europe which will lead the European sales efforts.

The acquisition has been accounted for as a business combination under ASC No. 805, “Business Combination”. The Purchase price was $6,394 in cash and $4,378 in the form of 1,437,510 ordinary shares. In the subsequent 12 months, the Company was required to pay additional $442 in cash and issue an additional $442 in ordinary shares to the founder of MMR, subject to retention conditions, which were paid in full in February 2016. In addition, certain key employees of MMR are entitled to retention payments of which $144 in cash and $63 in the form of 18,998 ordinary shares which were paid upon closing. An additional, $266 in cash and $208 in the form of 92,348 ordinary shares that were subject to retention conditions, were paid to such key employees in February 2016.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 3:	ACQUISITIONS (Cont.)

In addition, the Company incurred acquisition related costs totaling $139, included in general and administrative expenses. Acquisition related costs include legal and accounting fees, as well as other external costs directly related to the acquisition.

The allocation of the purchase price to assets acquired and liabilities assumed was as follows:

Cash	$1,050
Accounts receivable	666
Prepaid expenses and other assets	86
Property and equipment	87
Accounts payable	(305)
Accrued expenses and other liabilities	(433)
Deferred revenues	(126)
Deferred tax liability	(1,159)
Intangible assets	3,454
Goodwill	7,452

Total purchase price	$10,772

The following table sets forth the components of intangible assets associated with the acquisition:

		Estimated useful life

Acquired technology	$1,261	5 years
Customer relationship	395	5 years
Distribution channel	1,798	5 years

Total amount allocated to intangible assets	$3,454

In performing the purchase price allocation, the Company considered, among other factors, analysis of historical financial performance, the best use of the acquired assets and estimates of future performance of MMR's products. In its allocation, the Company also conducted a valuation of intangible assets based on a market participant approach to valuation using an income approach and in connection therewith considered the report of an independent third party valuation firm and estimates and assumptions provided by management.

Pro forma results of operations for the acquisition of MMR have not been presented because they are not material to the consolidated results of operations.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 3:	ACQUISITIONS (Cont.)

c.	Grow Mobile LLC

On July 15, 2014 ("Closing Date"), the Company completed the acquisition of 100% of the shares of Grow Mobile LLC, a Delaware corporation ("Grow Mobile"). Grow Mobile provides an innovative platform for mobile advertising that enables developers to buy, track, optimize, and scale user acquisition campaigns from a single dashboard.

For the acquisition of Grow Mobile, the Company paid a total consideration of $17,000 in cash and in shares, and the sellers were entitled to additional milestones-based contingent consideration of up to $25,000 in cash and in shares (the “Contingent Payment”).

The total consideration was composed as follows:

a.	$10,000 in cash, reduced by $1,800 for working capital adjustments and by $1,300 to be paid to the employees under the Merger Consideration Incentive Plan (see below);
b.
$7,000 in Perion's ordinary shares issued at the Closing Date, reduced by $1,100 to be issued to the employees under the Merger Consideration Incentive Plan (see below), valued at $5,545, taking into account the market restrictions on these shares;

c.
Up to $7,000 milestones-based contingent consideration ("First Contingent Payment") payable in July 2015. In connection with this contingent payment consideration, the Company recorded at the Closing Date an estimated liability of $2,740;

d.
Up to $18,000 milestones-based contingent consideration ("Second Contingent Payment") payable in June 2016. In connection with this contingent payment consideration, the Company recorded at the Closing Date an estimated liability of $ 4,670.

The following table shows a summary of the purchase price at the Closing Date:

Cash	$6,892
Share consideration	5,545
Contingent consideration	7,410

Total purchase price at the Closing Date	$19,847

On July 8, 2015, the Company and Grow Mobile's former security holders, entered into an agreement which amended the acquisition agreement that was signed in July 2014 (the “Amendment”). Under the Amendment, the Contingent Payment was cancelled and in exchange, the Company agreed to pay $2,500 of which $1,500 was paid in cash and $1,000 in the form of 315,263 shares that were issued to Grow Mobile’s former security holders (the “Release Payment”). In addition, the Company also agreed to accelerate the release of $1,500 which was deposited with an escrow fund as part of the acquisition of Grow Mobile and was originally scheduled to be released on September 30, 2016 (the “Escrow Deposit”). Under the Amendment, $1,000 of the Escrow Deposit were released immediately upon signing, with the remaining balance of $500 released on December 31, 2015. As a result of the Amendment, the Company recorded a net gain of $6,564, comprising of the change in fair value of $9,064 previously accrued Contingent Payment, net of $2,500 Release Payment. Such gain is included in impairment net of change in fair value of contingent consideration in the statement of income for the year ended December 31, 2015.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 3:	ACQUISITIONS (Cont.)

Additionally, as part of the acquisition, the Company established an incentive plan for the benefit of the holders of unvested options and restricted shares of Grow Mobile (“Merger Consideration Incentive Plan”). The unvested options and restricted shares were cancelled upon Closing Date and converted into the right to receive an allocable portion of the consideration subject to ratable vesting, for the remainder of their preexisting vesting schedules. The allocable consideration is withheld subject to continued vesting. In connection with the Merger Consideration Incentive Plan following the acquisition, the First and Second Contingent Payment, the Company recorded $947 and $927 as operating expenses in 2014 and 2015, respectively. As of December 31, 2014, a $474 payment obligation was recorded as current liability and as of December 31, 2015 no obligation is recorded.

The Company also incurred acquisition related costs in a total amount of $940, which are included in general and administrative expenses for the year ended December 31, 2014. Acquisition related costs include legal, due diligence fees and other costs directly related to the acquisition.

Under business combination accounting, the total purchase price was allocated to Grow Mobile's net tangible and intangible assets based on their estimated fair values as set forth below:

Cash	$2,767
Accounts receivable	1,398
Prepaid expenses and other assets	249
Property and equipment	13
Accounts payable	(3,307)
Accrued expenses and other liabilities	(820)
Deferred revenues	(1,465)
Deferred tax liability	(2,320)
Intangible assets	5,640
Goodwill	17,692

Total purchase price	$19,847

In performing the purchase price allocation, the Company considered, among other factors, an analysis of historical financial performance, highest and best use of the acquired assets and estimates of future performance of Grow Mobile's products. The fair value of intangible assets was based on market participant approach to valuation, performed by a third party valuation firm using estimates and assumptions provided by management.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 3:	ACQUISITIONS (Cont.)

The following table sets forth the components of intangible assets associated with the Grow Mobile acquisition:

		Estimated useful life

Acquired technology	$4,025	4 years
Customer relationships	1,615	5 years

Total amount allocated to intangible assets	$5,640

During 2015 the Company recorded full impairment of all the acquired intangible assets associated with the Grow Mobile acquisition (See note 5b).

Pro forma results of operations for the acquisition of Grow Mobile have not been presented because it is not material to the consolidated results of operations.

d.	ClientConnect Ltd.

On September 16, 2013, the Company announced an agreement (the “Agreement”) to combine the ClientConnect business of Conduit Ltd. with Perion in an all-stock transaction. On December 31, 2013 Conduit spun off its ClientConnect business, which includes its monetization and distribution platform for publishers and developers. On January 2, 2014 (the "Closing Date") Perion issued 54,753,582 shares and 2,815,963 stock options to ClientConnect’s former shareholders and option holders. Upon closing, the Company was owned 81% by the pre-closing ClientConnect shareholders and option holders and 19% by the pre-closing Perion shareholders and option holders, on a fully diluted basis as defined in the Agreement.  In 2014, the Company incurred $3,161 expenses in connection with the acquisition, which are included in the general and administrative expense.

In connection with the spin off from Conduit, it was agreed between Conduit and ClientConnect that the working capital transferred to ClientConnect will be zero, except for the balance of Conduit with Perion (see Note 16).

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 3:	ACQUISITIONS (Cont.)

The transaction has been accounted for as an acquisition of Perion by ClientConnect in accordance with ASC 805, using the acquisition method of accounting with ClientConnect as the accounting acquirer (see Note 2). Under these accounting standards, the total purchase price has been calculated as follows:

Number of shares of Perion ordinary shares outstanding on the Closing Date	12,524,000
Closing price per share of Perion’s ordinary shares on the Closing Date	$12.64

Total fair value of stock consideration	$158,303
Fair value of vested Perion options (for accounting purposes only)	$7,492

Total purchase price	$165,795

The fair value of Perion’s vested options represents the fair value of such options attributable to service periods prior to the Closing Date, using the stock price at the Closing Date as an input to the Binomial option-pricing model to determine the fair value of the options.

Under the acquisition method of accounting, the total purchase price is allocated to the net tangible and intangible assets of Perion acquired in the acquisition, based on their fair values at the Closing Date.

The allocation of the purchase price to assets acquired and liabilities assumed was as follows:

Cash and restricted cash	$25,582
Accounts receivable	18,665
Prepaid expenses and other assets	4,593
Property and equipment	1,376
Accounts payable	(13,900)
Accrued expenses and other liabilities	(25,623)
Deferred revenues	(495)
Deferred tax liability, net	(6,663)
Long term debt	(6,550)
Intangible assets	49,930
Goodwill	118,880

Total purchase price	$165,795

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 3:	ACQUISITIONS (Cont.)

The following table sets forth the components of intangible assets associated with the acquisition:

		Estimated useful life

Acquired technology	$28,390	3-5 years
In-process research and development	8,100	*
tradename and other	13,440	4-11 years

Total amount allocated to intangible assets	$49,930

* In 2014 the Company completed the development of $6,100 and estimated the useful life at 4 years, the remaining balance of $2,000 was impaired (see Note 5)

In performing the purchase price allocation, the Company considered, among other factors, an analysis of historical financial performance and estimates of future performance of Perion's revenues assuming best use of the acquired assets. The fair value of intangible assets was based on market participant approach to valuation, performed by a third party valuation firm using estimates and assumptions provided by management.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 3:	ACQUISITIONS (Cont.)

The following condensed combined pro forma information for the period ended December 31, 2013, gives effect to the acquisition of Perion as if the acquisition had occurred on January 1, 2013. The pro forma information is not necessarily indicative of the results of operations, which actually would have occurred if the acquisition had been consummated on that date, nor does it purport to represent the results of operations for future periods. For the purposes of the pro forma information, the Company has assumed that net income includes additional amortization of intangible assets related to the acquisition in the amount of $5,140, net of related tax effects.

Year Ended
December 31, 2013
Unaudited

Revenues	$412,656
Net income from continuing operations	$68,995
Net loss from discontinued operations	$(33,795)

Net income from continuing operations per ordinary share:
Basic	$1.04
Diluted	$1.00
Net loss from discontinued operations per ordinary share:
Basic	$(0.51)
Diluted	$(0.49)

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 4:	PROPERTY AND EQUIPMENT, NET

	December 31,
	2014	2015
Cost:
Computers and peripheral equipment	$11,596	$11,775
Office furniture and equipment	2,397	2,837
Leasehold improvements	5,937	6,981
Capitalized software	-	557

Total cost	19,930	22,150
Less: accumulated depreciation and amortization	7,750	9,436

Property and equipment, net	$12,180	$12,714

Depreciation and amortization expenses from continued operations totaled $2,110, $2,674 and $3,093, for the years ended December 31, 2013, 2014 and 2015, respectively. Depreciation expenses from discontinued operations totaled $460 for the year 2013.

In connection with the 2014 restructuring plan, the Company impaired leasehold improvements in the amount of $632 relating to office space that will no longer be in use.

In connection with the 2015 restructuring plan, the Company recorded an impairment of $159, relating to disposal of certain office furniture and equipment (see Note 15). The impairment charges are included in restructuring charges in the statement of income. In addition, in connection with Growmobile platforms, the Company impaired software capitalized costs of $3,390 in 2015.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 5:            GOODWILL AND OTHER INTANGIBLE ASSETS, NET

a.	Goodwill

The changes in the net carrying amount of goodwill in 2014 and 2015 were as follows:

Balance as of January 1, 2014	$27,520

Acquisition of Perion	118,880
Acquisition of Grow Mobile	17,692

Balance as of December 31, 2014	$164,092

Acquisition of MMR	7,452
Acquisition of Undertone	119,448
Impairment	(87,043)
Revaluation (foreign currency exchange)	(256)

Balance as of December 31, 2015	$203,693

b.	Intangible assets, net

The following is a summary of intangible assets as of December 31, 2014:

	December 31, 2013	Additions	Amortization	Impairment	December 31, 2014
	$	$	$	$	$

Acquired technology	-	38,515	-	-	38,515
Accumulated amortization	-	-	(15,698)	-	(15,698)
Impairment	-	-	-	(14,347)	(14,347)
Acquired technology, net	-	38,515	(15,698)	(14,347)	8,470

In-process R&D	-	2,000	-	-	2,000
Impairment	-	-	-	(2,000)	(2,000)
In-process R&D, net	-	2,000	-	(2,000)	-

Tradename and other	-	15,055	-	-	15,055
Accumulated amortization	-	-	(3,041)	-	(3,041)
Impairment	-	-	-	(3,594)	(3,594)
Tradename and other, net	-	15,055	(3,041)	(3,594)	8,420

Intangible assets, net	-	55,570	(18,739)	(19,941)	16,890

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 5:            GOODWILL AND OTHER INTANGIBLE ASSETS, NET (Cont.)

The following is a summary of intangible assets as of December 31, 2015:

	December 31, 2014	Additions	Amortization	Impairment	OCI	Disposals	December 31, 2015
	$	$	$	$	$	$	$

Acquired technology	38,515	20,761	-	-	(46)	(28,515)	30,715
Accumulated amortization	(15,698)	-	(4,374)	-	2	11,107	(8,963)
Impairment	(14,347)	-	-	(4,017)	-	17,408	(956)
Acquired technology, net	8,470	20,761	(4,374)	(4,017)	(44)	-	20,796

In-process R&D	2,000	-	-	-	-	(2,000)	-
Impairment	(2,000)	-	-	-	-	2,000	-
In-process R&D, net	-	-	-	-	-	-	-

Tradename and other	15,055	45,893	-	-	(80)	(6,474)	54,394
Accumulated amortization	(3,041)	-	(4,505)	-	2	1,774	(5,770)
Impairment	(3,594)	-	-	(4,454)	-	4,700	(3,348)
Tradename and other, net	8,420	45,893	(4,505)	(4,454)	(78)	-	45,276

Intangible assets, net	16,890	66,654	(8,879)	(8,471)	(122)	-	66,072

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 5:            GOODWILL AND OTHER INTANGIBLE ASSETS, NET (Cont.)

The estimated useful life of the intangible assets are as follows:

Acquired technology	3-5 years
Tradename and other	4-11 years

In December 2014 and 2015, the Company performed an impairment review of several intangible assets that were recognized in connection with the acquisition of Perion and Grow Mobile, respectively, which resulted in total impairment charge of $19,941 and $8,471 that are included in impairment, net of gain on change in fair value of contingent consideration in the statement of income for the years ended December 31, 2014 and 2015, respectively. The related deferred tax liability in the amount of $3,191 and $2,291, has also been written off and is included in Taxes on income, as tax benefit, for the years ended December 31, 2014 and 2015, respectively. Such impairments resulted primarily due to lower than anticipated sales and cash flow as well as managerial decisions to abandon certain R&D projects.

Amortization of intangible assets, net, in each of the succeeding five years and thereafter is estimated as follows:

2016	$22,191
2017	16,093
2018	12,113
2019	10,021
2020	4,880
Thereafter	774

$66,072

NOTE 6:            ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2014	2015

Employees and payroll accruals	$7,438	$10,190
Government authorities	8,719	1,850
Derivative liabilities	1,779	214
Accrued restructuring charges (see note 15)	2,257	1,756
Professional services accruals	2,149	3,171
Hosting, software and web services accruals	1,569	497
Other overhead related expenses	508	1,592
Other accruals	1,098	3,587

	$25,517	$22,857

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 7:	DERIVATIVES AND HEDGING ACTIVITES

The fair value of the Company’s outstanding derivative instruments is as follows:

	December 31,
	2014	2015
Derivative assets:
SWAP	$141	$366
Option contracts	1,208	242

Total	$1,349	$608

Derivative liabilities:

Option contracts	$1,779	$214

The increase in unrealized gains (losses) recognized in accumulated other comprehensive income (loss) on derivatives, is as follows:

	December 31,
	2014	2015
Derivatives designated as cash flow hedging instruments:
Option contracts	$(62)	$206

The net losses reclassified from accumulated other comprehensive income (loss) to the operating expenses are as follows:

	December 31,
	2014	2015
Derivatives designated as cash flow hedging instruments:
Option contracts	$(3)	$(41)
Forward contracts	(18)	(137)

	$(21)	$(178)

NOTE 8:	LONG TERM DEBT

1.	On May 17, 2012 the Company entered into Loan Agreements (the "Agreements"), with two Israeli Banks (the "Banks"), based on which the Company borrowed a total of $10,000.

The Agreements contain various provisions including a pledge of all the Company’s assets under a floating charge, compliance with certain financial covenants, restrictive covenants, including negative pledges, and other commitments, typically contained in facility agreements of this type. On April 1, 2015, the Company entered into an amended financial covenants agreement with one of the Banks, effective as of December 31, 2014, relating to both the long-term debt and the swap agreement in connection with the convertible debt (see Note 9). The Company was in compliance with all covenants as of December 31, 2015.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 8:	LONG TERM DEBT (Cont.)

The loans are repaid in 16 and 20 equal quarterly installments, respectively, starting July 17, 2012, and bear annual interest rates of 4.35% and 4.64%.

2.
On November 30, 2015, concurrently with the closing of the Undertone acquisition, Interactive Holding Corp. entered into a new secured credit agreement for $50,000, due in quarterly installments from March 2016 to November 2019. The installments start in the amount of $625, per quarter, increase to $1,250 per quarter in March 2018 and require a final payment upon maturity in the amount of $35,000. The outstanding principal amount bears interest at LIBOR plus 5.5% per year and is secured by substantially all the assets of the companies in the Undertone group and by guarantees of such companies. The loan is required to be prepaid by Undertone in certain circumstances, such as from proceeds of asset sales or casualty insurance policies, debt or equity offerings, or from excess cash flow in the event that Undertone's total leverage ratio exceeds specified targets, and a pro rata portion of indemnification payments (or offset of the holdback amount) under the merger agreement with Undertone. The debt issuance cost amounted to $1,399 and were deducted from the carrying amount of that debt in the consolidated balance sheets.

Under the Undertone credit facility, Undertone is required to maintain financial covenants as of the end of each fiscal quarter as defined in the agreement.

3.
On November 22, 2015, the Company borrowed $19,900 under a new credit facility from an Israeli Bank. The credit facility is secured by a lien on the accounts receivable of ClientConnect Ltd., an Israeli subsidiary, from its current and future business clients and is guaranteed by Perion. The credit facility matures in November 2016. As of December 31, 2015, the unpaid balance of the credit facility was $13,000 bearing interest of Libor + 1.2%.

As of December 31, 2015, the aggregate principal annual maturities according to the loan agreement are as follows:

Repayment amount

2016	$17,050
2017	4,150
2018	5,000
2019	38,750

Total principal payments	64,950
Less: unamortized original issue discount	(1,366)

Fair value of principal payments	63,584
Less: current portion	(16,664)

Long-term debt	$46,920

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 9:	CONVERTIBLE DEBT

In September 2014, the Company completed a public offering in Israel of its Series L Convertible Bonds (the "Bonds"), with an aggregate par value of approximately ILS 143,500 thousands, ($36,772 as of December 31, 2015). The Bonds were issued at a purchase price equal to 96.5% of their par value and bear annual interest at a rate of 5%, payable semi-annually. The proceeds of the offering, before issuance costs of $741, amounted to $37,852. The principal of the Bonds, denominated in ILS, will be repaid in five equal annual instalments commencing on March 31, 2016.

The Bonds are convertible, at the election of each holder, into the Company’s ordinary shares at a conversion price of ILS 33.605 per share ($8.61 on December 31, 2015) from the date of issuance and until March 15, 2020. The ordinary shares issued upon conversion of the Bonds will be listed on the NASDAQ Stock Market (“Nasdaq”) and the Tel-Aviv Stock Exchange (“TASE”), to extent that the Company's ordinary shares are listed thereon at the time of conversion. The conversion price is subject to adjustment in the event that the Company effects a share split or reverse share split, a rights offering or a distribution of bonus shares or a cash dividend.

The Company may redeem the Bonds upon delisting of the Bonds from the TASE, subject to certain conditions. In addition, the Company may redeem the Bonds or any part thereof at its discretion after December 1, 2014, subject to certain conditions.

The Company elected to apply the fair value option in accordance with ASC 825, “Financial Instruments”, to the Bonds and therefore all unrealized gains and losses are recognized in earnings. As of December 31, 2015, the fair value of the Bonds, based on its quoted price at the TASE and including accrued interest, was $35,926 .

The changes of the long-term convertible debt in 2014 and 2015 were as follows:

Balance as of January 1, 2014	$-

Issuance of convertible debt	37,852
Accrued interest	466
Change in fair value	(2,566)

Balance as of December 31, 2014	35,752

Accrued interest	1,823
Change in fair value	175
Payment of interest	(1,824)

Balance as of December 31, 2015*	$35,926

* include accrued interest of $463

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 9:	CONVERTIBLE DEBT (Cont.)

In order to mitigate the potential adverse impact of the fluctuations in the ILS-USD exchange rate, the Company has entered into a cross currency interest rate swap agreement (the “Swap”) in order to hedge the future interest and principal payments, which are all denominated in ILS.

As of December 31, 2015, the Company satisfies all of the financial covenants associated with both, the Bonds and the SWAP.

As of December 31, 2015, the aggregate principal annual payments of the bonds are as follows:

Repayment amount

2016	$7,354
2017	7,355
2018	7,354
2019	7,355
2020	7,354

$36,772

NOTE 10:	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Office lease commitments

In January 2014, the Company entered into a lease agreement for new corporate offices in Holon, Israel. The lease expires in January 2025, with an option by the Company to extend for two additional terms of 24 months each. Additionally, the Company may choose an early termination in November 2019. On September 1, 2014, the Company moved all of its Israeli personnel to Holon.

Certain facilities of the Company are rented under operating lease agreements, which expire on various dates, the latest of which is in 2022. The Company recognizes rent expense under such arrangements on a straight-line basis.

Furthermore, the Company leases motor vehicles for employees under operating lease agreements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 10:          COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

Aggregate minimum lease commitments under the aforesaid non-cancelable operating leases as of December 31, 2015 are as follows:

2016	$5,953
2017	5,957
2018	5,827
2019	3,546
Thereafter	17,349

$38,632

Facilities leasing expenses from continued operations in the years 2013, 2014 and 2015 were $940, $1,166 and $1,710, respectively. Car leases expenses continued operations in the years 2013, 2014 and 2015 were $545, $1,163 and $1,046, respectively.

b.	Contingent purchase obligation

On November 30, 2012, the Company completed the acquisition of 100% of Sweet IM’s shares. Pursuant to the terms of the Share Purchase Agreement (“SPA”) between the Company and SweetIM, the Company was obligated to pay SweetIM's shareholders, among other payments, a payment of up to $ 7,500 in cash in May 2014, if certain milestones were met (the “Contingent Payment”). The milestones were based on the Company's revenues in 2013, and the absence of certain changes in the industry in which the Company operates. On May 28, 2014, the Company paid $2,500 on account of the Contingent Payment. Following such payment, on June 22, 2014, SweetIM’s Shareholders’ representative notified the Company claiming that the Company owes SweetIM’s shareholders the entire Contingent Payment. The Company believes that the claim is without merit and plans to defend against it vigorously. Until this dispute is resolved, the Company will maintain the $5,000 liability in its financial statements that was recorded at the time it entered into the SPA. In April 2015, pursuant to the Share Purchase Agreement, an arbitration process with respect to this claim was commenced in Israel.

c.                 Legal Matters

1.
In November 2013, MyMail, Ltd. (“MyMail”), a non-practicing entity, filed a lawsuit in the Eastern District of Texas alleging that ClientConnect's toolbar technology infringes one of its U.S. patents issued in September 2012, and demanding an injunction and monetary payments. In November 2014, the Company filed a Petition for Inter Partes Review ("IPR") in the United States Patent & Trademark Office, challenging the validity of the asserted claims of the patent in question. On December 31, 2014, MyMail filed an unopposed motion to stay the district court case pending resolution of the Petition for IPR. On January 9, 2015, the court granted a stay pending resolution of the Petition for IPR. On January 5, 2016, the parties have entered into a settlement agreement regarding, inter alia, the patent claim between the parties. The case was dismissed on January 8, 2016. Conduit signed an agreement with Perion, pursuant to which, Conduit will reimburse Perion for 50% of any amounts incurred by Perion with respect to the claim above. The Company accrued for the settled amount $550 as of December 31, 2015.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 10:	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

2.
On December 22, 2015, Adtile Technologies Inc. filed a lawsuit against Perion and Intercept Interactive Inc. (“Intercept”), a subsidiary of Interactive Holding Corp., in the United States District Court for the District of Delaware. The lawsuit alleges various causes of action against Perion and Intercept related to Intercept’s alleged unauthorized use and misappropriation of Adtile’s proprietary information and trade secrets. Adtile is seeking injunctive relief and, unspecified monetary damages. The Company is unable to predict the outcome or range of possible loss at this stage and believes it has strong defenses against this lawsuit and intends to defend against it vigorously.

From time to time, the Company is party to other various legal proceedings, claims and litigation that arise in the normal course of business. It is the opinion of management that the ultimate outcome of these matters will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

NOTE 11:          SHAREHOLDERS' EQUITY

a.	Ordinary shares

On November 18, 2013, the shareholders resolved to increase the authorized share capital of the Company to 120,000,000 ordinary shares with a par value of ILS 0.01 each. The ordinary shares of the Company entitle their holders to voting rights, the right to receive cash dividend and the right to a share in excess assets upon liquidation of the Company.

b.	Private placement

On December 3, 2015 (the “Effective date”), the Company completed a private placement of 4,436,898 ordinary shares for gross proceeds of $10,125 pursuant to a Securities Purchase Agreement (the “SPA”) with Investors. The purchase price per share was $2.282 per share, which was the average closing price of an ordinary share on the Nasdaq Global Select Market for the 30 trading days ending on December 1, 2015. According to the terms in the SPA, in the event that on September 1, 2016 the 15-trading day weighted average price of an ordinary share is less than $2.624, the per share purchase price will be adjusted downward 1% for each whole 1% that it is lower than such price, up to a maximum adjustment of 15%, and the Company will issue to the Investors such number of additional ordinary shares as is necessary so that each of the Investors will receive such number of ordinary shares in total that it would have purchased at the closing of the private placement at such lower price (the “Share Settlement”).

Under ASC 480 "Distinguish Liabilities from Equity" as the investors can't sell, dispose of or otherwise transfer, directly or indirectly, the Ordinary Shares and retain the future right for Share Settlement, it was concluded that the Share Settlement is considered legally as embedded financial instrument. In addition, according to ASC 815-40 "Contracts in Entity's Own Equity", because the only variable that can affect the potential settlement amount is the Company’s share price, and since the Company has sufficient authorized and unissued shares exists at the Effective Date and as of December 31, 2015 after taking into account the maximum number of shares that could be required to be delivered during the contract period under existing commitments, the Share Settlement is classified as a shareholders' equity.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 11:	SHAREHOLDERS' EQUITY (Cont.)

On November 30, 2015, the Company entered into Registration Rights Agreement (the "Agreement") with the Purchaser, pursuant to which the Company shall use its commercially reasonable efforts in order to file a registration statement on Form F-3 for the resale of the aforesaid Ordinary shares issued within timeframe as detailed in the Agreement. If it does not meet the abovementioned registration obligations, the Company may incur liquidated damages equal to the product of 1.0% multiplied by the aggregate Subscription Amount up to 10% of the Subscription Amount.

c.	Stock Options, Restricted Stock Units and Warrants

The stock-based compensation included in the operating costs and expenses for the years prior to 2014, derives from equity awards that were granted under the option plans of Conduit, the previous owner of the ClientConnect business. In 2014, following the acquisition of ClientConnect on January 2, 2014 and the conversion of all outstanding equity awards of ClientConnect employees into stock options of Perion’s shares, the stock-based compensation expenses derive from both, equity awards that were granted under Conduit as well as equity awards that were granted under the Company’s Equity Incentive Plan (the "Plan").

Perion’s Plan was initially adopted in 2003 and had an initial term of ten years from adoption. On December 9, 2012, the Company’s Board of Directors extended the term of the Plan for an additional ten years. In addition, on August 7, 2013, the Company’s Board of Directors approved amendments to the Plan which include the ability to grant RSUs and restricted stock.

The contractual term of the stock options is generally no more than five years and the vesting period of the options and RSUs granted under the Plan is between 1 and 3 years from the date of grant. The rights of the ordinary shares obtained from the exercise of stock options or RSUs are identical to those of the other ordinary shares of the Company.

As of December 31, 2015, there were 5,545,844 ordinary shares reserved for future stock-based awards under the Plan.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 11:	SHAREHOLDERS' EQUITY (Cont.)

The following table summarizes the activities for the Company’s service-based stock options for the year ended December 31, 2015:

		Weighted average
	Number of options	Exercise price	Remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2015	3,339,412	$8.85	2.93	$348
Granted	3,859,500	$3.12
Exercised	(6,923)	$2.00
Cancelled	(1,724,652)	$7.33

Outstanding at December 31, 2015	5,467,337	$5.30	3.17	$1,709

Exercisable at December 31, 2015	1,136,243	$7.66	1.93	$131

Vested and expected to vest at December 31, 2015	4,236,510	$5.80	3.02	$1,319

The weighted-average grant-date fair value of options granted during the years ended December 31, 2013, 2014 and 2015 was $3.00, $4.49 and $1.14, respectively.

The aggregate intrinsic value of the outstanding stock options at December 31, 2015, represents the intrinsic value of 3,050,761 outstanding options that are in-the-money as of such date. The remaining 2,416,576 outstanding options are out-of-the-money as of December 31, 2015, and their intrinsic value was considered as zero. Total intrinsic value of options exercised during the years ended December 31, 2014, and 2015 was $11,218 and $9, respectively.

The number of options expected to vest, reflect an estimated forfeiture rate.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 11:	SHAREHOLDERS' EQUITY (Cont.)

The following table summarizes the activities for the Company’s performance-based stock options for the year ended December 31, 2015:

		Weighted average
	Number of Performance based options	Exercise price	Remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2015	-	-	-	-
Granted	3,950,000	$2.37
Exercised	-	-		-
Cancelled	(400,000)	2.28

Outstanding at December 31, 2015	3,550,000	$2.38	4.93	$4,793

Exercisable at December 31, 2015	-	-	-	-

Vested and expected to vest at December 31, 2015	2,676,859	$2.38	4.93	$3,550

The performance based options vesting is contingent upon achieving specific financial targets of the Company, set at the grant date.

The weighted-average grant-date fair value of performance-based options granted during the year ended December 31, 2015, was $0.90.

The aggregate intrinsic value of the outstanding performance-based options at 2015, represents the intrinsic value of 3,550,000 outstanding options that are in-the-money as of such date.

The number of options expected to vest, reflect an estimated forfeiture rate.

The following table summarizes additional information regarding outstanding and exercisable stock options under the Company's Stock Option Plan as of December 31, 2015:

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 11:	SHAREHOLDERS' EQUITY (Cont.)

	Outstanding			Exercisable
Range of exercise price	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price

$0.34-$2.00	95,261	2.93	$1.89	74,044	2.90	$1.86
$2.11-$2.52	4,455,000	4.68	$2.28	-	-	-
$3.27-$3.77	2,505,500	3.41	$3.53	-	-	-
$4.04-$6.93	484,229	2.27	$5.14	414,283	1.73	$5.12
$7.11-$9.93	334,443	1.17	$8.18	261,441	0.82	$8.14
$10.06-$11.94	1,004,779	2.52	$11.26	301,061	2.74	$10.75
$12.56-$13.54	138,125	3.62	$12.66	85,414	2.59	$12.66

	9,017,337	3.83	$4.15	1,136,243	1.93	$7.66

The following table summarizes the activities for the Company’s RSUs for the year ended December 31, 2015:

	Number of RSUs	Weighted average grant date fair value

Unvested at January 1, 2015	1,397,300	$12.45
Granted	-	-
Vested	(366,398)	$12.39
Cancelled	(338,582)	$12.11

Unvested at December 31, 2015	692,320	$12.64

Expected to vest after December 31, 2015	605,061	$12.64

RSUs expected to vest after December 31, 2015 reflect an estimated forfeiture rate.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 11:	SHAREHOLDERS' EQUITY (Cont.)

The Company recognized share-based compensation expenses related to its stock-based awards in the consolidated statements of operations as follows:

	Year ended December 31,
	2013	2014	2015

Cost of revenues	$-	$249	$247
Research and development	1,077	2,435	1,036
Selling and marketing	690	2,944	1,856
General and administrative	8,638	9,297	4,290
Restructuring costs	-	220	-

Total	$10,405	$15,145	$7,429

Share-based compensation in discontinued operations	$2,815	$-	$-

As of December 31, 2015, there was $6,597 of unrecognized compensation cost related to outstanding stock options and RSUs, $244 related to outstanding warrants and $2,288 related to outstanding performance-based options. These amounts are expected to be recognized over a weighted-average period of 1.16, 2.48 and 1.52 years, respectively. To the extent the actual forfeiture rate is different from what has been estimated, stock-based compensation related to these awards will differ from the initial expectations.

c.
In connection with the termination of one of the Company officers’ employment in 2014, the Company reached a settlement under which it accelerates 479,980 stock options upon termination. In accordance with ASC 718, "Compensation - Stock Compensation", the Company reversed expenses previously recorded in connection with the unvested stock options and remeasured the award as of the termination date. Total incremental expense incurred in connection with the acceleration amounted to approximately $4,800 and is included in general and administrative expenses.

d.
In connection with the restructuring in November 2014 (see Note 15), the Company accelerated 33,333 RSUs of one of its officers. Total incremental expense incurred in connection with the acceleration amounted to $220 and is included in restructuring charges.

e.
In connection with the Undertone acquisition the Company granted warrants to purchase 200,000 ordinary shares, at a weighted average exercise price of $3.03 to a third-party vendor that provides development services to Undertone. The weighted-average grant-date fair value of the warrants granted was $1.23. Total expense incurred in 2015 was $2.0.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 12:	FINANCIAL INCOME (EXPENSE), NET

	Year ended December 31,
	2013	2014	2015

Financial income:
Interest income	$1,569	$93	$551
Foreign currency translation gains, net	1,245	-	572
Change in fair value of convertible debt	-	2,566	-
Change in fair value of SWAP	-	-	225
	$2,814	$2,659	$1,348

Financial expense:
Foreign currency translation losses, net	$-	$(2,669)	$-
Interest and change in fair value of payment obligation related to acquisitions	-	(1,067)	(489)
Issuance costs of convertible debt	-	(741)	-
Interest expense on debts	-	(733)	(2,313)
Change in fair value of convertible debt	-	-	(175)
Bank charges and other	(32)	(337)	(310)
	$(32)	$(5,547)	$(3,287)

Financial income (expense), net	$2,782	$(2,888)	$(1,939)

NOTE 13:	INCOME TAXES

a.	Income (Loss) before taxes on income

Income (Loss) before taxes on income is comprised as follows:

	Year ended December 31
	2013	2014	2015

Domestic	$83,388	$55,272	$(43,711)
Foreign	1,636	(2,865)	(24,249)

Total	$85,024	$52,407	$(67,960)

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 13:	INCOME TAXES (Cont.)

b.	Taxes on income

Taxes on income are comprised as follows:

	Year ended December 31
	2013	2014	2015

Current taxes	$10,778	$23,432	$9,670
Deferred tax benefit	-	(13,851)	(8,973)
Taxes in respect of previous years *	11,838	-	-

Total	$22,616	$9,581	$697

* The year 2013 include non-recurring tax expenses in respect of the release of Conduit's trapped earnings (see Note 13 f below).

Taxes on income by jurisdiction were as follows:

	Year ended December 31
	2013	2014	2015

Domestic	$22,616	$11,716	$8,830
Foreign	-	(2,135)	(8,133)

Total	$22,616	$9,581	$697

Domestic:
Current taxes	$10,778	$23,272	$8,943
Deferred tax benefit	-	(11,556)	(113)
Taxes in respect of previous years	11,838	-	-

Total - Domestic	$22,616	$11,716	$8,830

Foreign:
Current taxes	$-	$160	$727
Deferred tax benefit	-	(2,295)	(8,860)

Total - Foreign	$-	$(2,135)	$(8,133)

Total income tax expense	$22,616	$9,581	$697

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 13:	INCOME TAXES (Cont.)

c.	Deferred Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31,
	2014	2015
Deferred tax assets:
Net operating loss carry forwards	$5,699	$10,280
Research and development	4,463	4,008
Other temporary differences mainly relating to reserve and allowances	1,929	4,058
Deferred tax assets, before valuation allowance	12,091	18,346
Valuation allowance	3,985	4,212
Total deferred tax assets, net	$8,106	$14,134

Deferred tax liabilities:
Intangible assets	$(3,189)	$(17,971)
Property and equipment, net	(331)	(3,275)
Total deferred tax liabilities	$(3,520)	$(21,246)

Total deferred tax asset (liability), net	$4,586	$(7,112)

Domestic:
Long term deferred tax asset, net	$4,893	$5,006
Long term deferred tax liability	-	(261)
	$4,893	$4,745

Foreign:
Long term deferred tax asset, net	$24	$7,338
Long term deferred tax liability	(331)	(19,195)
	$(307)	$(11,857)

Total deferred tax asset (liability), net	$4,586	$(7,112)

The net change in total valuation allowance in 2015 is immaterial.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 13:	INCOME TAXES (Cont.)

d.	Reconciliation of the Company’s effective tax rate to the statutory tax rate in Israel

A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company, and the actual tax expense as reported in the statement of income is as follows:

	Year ended December 31
	2013	2014	2015

Income (Loss) before taxes on income	$85,024	$52,407	$(67,960)
Statutory tax rate in Israel	25.0%	26.5%	26.5%
Theoretical tax expense (income)	$21,256	$13,888	$(18,009)

Increase (decrease) in tax expenses resulting from:
"Preferred Enterprise" benefits *	(10,495)	(10,644)	(5,654)
Non-deductible expenses including impairment charges	1,971	4,059	26,702
Taxes in respect to release of "trapped earnings"	11,838	-	-
Deferred taxes on losses and other temporary differences, for which a valuation allowance was provided, net	-	1,962	(3,426)
Tax adjustment in respect of different tax rate of foreign subsidiaries	-	(461)	1,185
Other	(1,954)	777	(101)

Taxes on income	$22,616	$9,581	$697

* Benefit per ordinary share from "Preferred Enterprise" status:

Basic	$0.19	$0.16	$0.08
Diluted	$0.19	$0.15	$0.08

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 13:	INCOME TAXES (Cont.)

e.	Income tax rates

Taxable income of Israeli companies is generally subject to corporate tax at the rate of 25% for the 2013 tax year, and 26.5% for the 2014 and 2015 tax years. The corporate tax rate is scheduled to return to a rate of 25% for future tax years. However, the effective tax rate payable by a company that derives income from a Preferred Enterprise (as further discussed below) may be considerably lower.

Non-Israeli subsidiaries are taxed according to the tax laws in their respective countries of residence.

Taxes were not provided for undistributed earnings of the Company’s foreign subsidiaries. Currently the Company does not intend to distribute any amounts of its undistributed earnings as dividend. The Company intends to reinvest these earnings indefinitely in the foreign subsidiaries. Accordingly, no deferred income taxes have been provided. If these earnings were distributed to Israel in the form of dividends or otherwise, the Company would be subject to additional Israeli income taxes (subject to an adjustment for foreign tax credits) and foreign withholding taxes.

The amount of undistributed earnings of foreign subsidiaries is immaterial.

f.	Law for the Encouragement of Capital Investments, 1959

The Law for Encouragement of Capital Investments, 1959 (the "Investment Law") provides tax benefits for income of Israeli companies meeting certain requirements and criteria. The Investment Law has undergone certain amendments and reforms in recent years.

The Israeli parliament enacted a reform to the Investment Law, effective January 2011. According to the reform, a flat rate tax applies to companies eligible for the "Preferred Enterprise" status. In order to be eligible for Preferred Enterprise status, a company must meet minimum requirements to establish that it contributes to the country’s economic growth and is a competitive factor for the gross domestic product.

The Company’s Israeli operations elected “Preferred Enterprise” status, starting in 2011.

Benefits granted to a Preferred Enterprise include reduced tax rates. In peripheral regions (Development Area A) the reduced tax rate was 7% in 2013, 9% in 2014, 9% in 2015 and will be 9% in 2016 and onwards. In other regions the tax rate was 12.5% in 2013, 16% in 2014, 16% in 2015 and will be 16% in 2016 and onwards. Preferred Enterprises in peripheral regions will be eligible for Investment Center grants, as well as the applicable reduced tax rates.

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

In January 2014 and as part of ClientConnect’s spin-off that occurred on December 31, 2013, Conduit received a ruling from the Israel Tax Authority (the “Spin-off Ruling”), pursuant to which Conduit released an additional amount of $270,840 of its “trapped earnings”. The additional corporate tax incurred by Conduit in 2013 as a result of such release amounted to $11,838.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 13:	INCOME TAXES (Cont.)

g.	Uncertain tax position

The following table summarizes the activity related to the Company’s gross unrecognized tax benefits from January 1, 2015 to December 31, 2015:

2015

Balance at January 1	$724

Decrease related to prior year tax positions	(22)
Increase related to current year tax positions	1,665

Balance at December 31	$2,367

Accrued interest at December 31, 2014 and 2015 is immaterial.

Perion does not expect uncertain tax positions to change significantly over the next 12 months, except in the case of settlements with tax authorities, the likelihood and timing of which is difficult to estimate.

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

The Company’s tax assessments in Israel and the U.S. for tax years prior to 2011 are considered final.

h.	Tax loss carry-forwards

As of December 31, 2015, the Company’s U.S. subsidiary has net operating loss carry-forwards in the amount of $16,000.

Net operating losses in the U.S. may be carried forward through periods which will expire in the years starting from 2024 up to 2034. Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

As of December 31, 2015, Perion network Ltd. has net operating loss carry-forwards, in Israel, in the amount of $14,000.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 14:	EARNINGS PER SHARE

The table below presents the computation of basic and diluted net earnings per common share:

	Year ended December 31
	2013	2014	2015
Numerator:
Net income (Loss) attributable to ordinary shares - basic	$62,408	$42,826	$(68,657)
Gains related to convertible debt, net	-	(2,100)	-

Net income (Loss) from continuing operations - diluted	$62,408	$40,726	$(68,657)
Net loss from discontinued operations – basic and diluted	$(33,795)	$-	$-

Denominator:
Weighted average number of ordinary shares outstanding during the year	53,910,741	68,213,209	71,300,432
Weighted average effect of dilutive securities:
Assumed conversion of convertible debt	-	1,090,906	-
Shares to be issued in connection with acquisition	-	52,664	-
Employee stock options and restricted stock units	926,566	970,632	-

Diluted number of ordinary shares outstanding - Continuing operations	54,837,307	70,327,411	71,300,432
Diluted number of ordinary shares outstanding - Discontinued operations	54,837,307	-	-

Basic net earnings (loss) per ordinary share
Continuing operations	$1.16	$0.63	$(0.96)
Discontinued operations	$(0.63)	$-	$-
Net income	$0.53	$0.63	$(0.96)

Diluted net earnings (loss) per ordinary share
Continuing operations	$1.14	$0.58	$(0.96)
Discontinued operations	$(0.62)	$-	$-
Net income	$0.52	$0.58	$(0.96)

Ordinary shares equivalents excluded because their effect would have been anti-dilutive	2,778,618	3,766,080	14,179,439

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 15:          RESTRUCTURING COSTS

In November 2014, the Company initiated a restructuring plan of its search monetization business, mainly to reduce workforce, close certain facilities, as well as other cost saving measures. Pursuant to this restructuring plan, in 2014, the Company has incurred cumulative charges of $3,981 as follows:

$

Payroll and share-based compensation expenses	1,993
Lease facilities and related expenses	1,248
Property and equipment impairment	632
Other	108

Total restructuring costs	3,981

In October 2015, the Company initiated a restructuring plan of one of its consumer app development project, mainly to reduce workforce, close certain facilities, as well as other cost saving measures. Pursuant to this restructuring plan, in 2015, the Company has incurred cumulative charges of $1,052 as follows:

$

Severance and Payroll related	1,022
Property and equipment impairment	159
Write-off of prepaid royalties	219
Other	(348)

Total restructuring costs	1,052

As of December 31, 2014 and 2015 the restructuring accrual amounted to $2,257 and $1,756, respectively and, is included under accrued expenses and other liabilities on the balance sheet.

The additions and adjustments to the accrued restructuring liability for the year ended December 31, 2015 are as follows:

	December 31, 2014	Additional costs	Cash payments	Adjustments	December 31, 2015
2014 Restructuring Plan:
Severance and payroll related	$1,027	$-	$(1,027)	$-	$-
Rent and related expenses	1,155	-	(807)	(348)	-
Other charges	75	-	(75)	-	-

2015 Restructuring Plan:
Severance and Payroll related	-	1,022	(270)	-	752
Restructuring accrual assumed upon acquisition	-	-	-	1,004	1,004

	$2,257	$1,022	$(2,179)	$656	$1,756

NOTE 16:          RELATED PARTY TRANSACTIONS

a.
ClientConnect and Conduit entered into agreements pursuant to which the parties agreed to provide and receive certain administrative and business support services and systems, including data services, information technology, information security and management information systems, for consideration at market terms, from each other. In September 2014, following the Company’s moving of its offices to Holon, the above mentioned services are no longer being provided. During 2014, ClientConnect received $1,645, of services from Conduit, and provided $142, of services to Conduit.

b.
In connection with a commercial agreement signed between Perion and Conduit in August 2013, as described in note 2(i) of Perion’s 2013 consolidated financial statements included on Form 20-F filed with the SEC on April 10, 2014 (as amended by Form 20F/A filed with the SEC on July 29, 2014), the customer acquisition costs in the statement of income for the year 2013 includes $18,271 that were acquired from Perion.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 16:          RELATED PARTY TRANSACTIONS (Cont.)

c.
As a condition precedent to the closing of ClientConnect Acquisition on January 2, 2014, Conduit and ClientConnect entered into ancillary agreements. As a result of the ClientConnect Acquisition, two officers of Conduit became members of the Company’s board of directors and the major shareholders of Conduit also became major shareholders of the Company. Such directors and major shareholders are parties to or otherwise bound by some of such agreements.

d.
On December 31, 2013, Conduit and ClientConnect entered into the Working Capital Financing Agreement pursuant to which Conduit agreed to make available to ClientConnect a credit line of up to $20,000. Any amounts withdrawn under this credit line were required to be used solely to finance payments related to the then-current working capital needs of the ClientConnect business. The outstanding principal amount under the credit line bore interest at a rate of 3% per annum. During 2014, ClientConnect has borrowed $14,750 under this credit line, which matured in April 2014. The interest paid by ClientConnect in connection with this credit line amounted to $117.

NOTE 17:          MAJOR CUSTOMERS

A substantial portion of the Company's revenue is derived from search fees and online advertising, the market for which is highly competitive and rapidly changing. Significant changes in this industry or in customer buying behavior could adversely affect the Company’s operating results.

The following table sets forth the customers that represented 10% or more of the Company’s total revenues in each of the years presented below:

	Year ended December 31,
	2013	2014	2015

Customer A	63%	74%	81%
Customer B	22%	*	*

* less than 10%

The following is a summary of customers that accounted for at least 10% of the total accounts receivable as of December 31, 2014 and 2015:

	December 31
	2014	2015

Customer A	65%	23%
Customer B	*	*

* less than 10%

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 18:          GEOGRAPHIC INFORMATION

The Company operates as one operating segment. Operating segments are defined as components of an enterprise for which separate financial information is evaluated regularly by the chief operating decision maker, who is the chief executive officer, in deciding how to allocate resources and assessing performance. Over the past few years, the Company has completed several acquisitions. These acquisitions have allowed the Company to expand its offerings, presence and reach in various market segments. While the Company has offerings in multiple enterprise market segments, the Company’s business operates in one segment which is the High Impact Advertising solutions, and the Company’s chief operating decision maker evaluates the Company’s financial information and resources and assesses the performance of these resources on a consolidated basis.

The following table presents the total revenues for the years ended December 31, 2013, 2014 and 2015, allocated to the geographic areas in which it was generated:

	Year ended December 31
	2013	2014	2015

North America (mainly U.S.)	$239,884	$292,409	$173,424
Europe	69,833	69,281	40,612
Other	15,791	27,041	6,914

	$325,508	$388,731	$220,950

The total revenues are attributed to geographic areas based on the location of the end-users.

The following table presents the locations of the Company’s property and equipment as of December 31, 2014 and 2015:

	December 31,
	2014	2015

Israel	$9,952	$9,161
U.S.	1,460	3,071
Europe	768	482

	$12,180	$12,714

NOTE 19: SUBSEQUENT EVENTS

On March 4, 2016, Interactive Holding Corp. entered into an amendment to the secured credit agreement, adding a $10,000 revolving loan facility (including a $3,000 swing line loan commitment and a $3,000 letter of credit commitment). Additionally, the amendment postpones the commencement date of a number of Undertone’s undertaking and covenants and increases Undertone’s ability to invest in some of its subsidiaries.  The credit agreement is not guaranteed by Perion, but it is secured by a pledge on Perion's indemnification rights under the Undertone acquisition agreement.

On March 17, 2016, the Company decided to discontinue the operations of the engagement product of Growmobile business and to redeploy certain parts of the mobile marketing platform so that it will no longer function as an independent business. The company intends to strengthen the social platform, both as an independent service provider and servicing the Undertone high-impact offering with social distribution.

ITEM 19.               EXHIBITS:

No.          Description

1.1	Memorandum of Association of Perion, as amended and restated (translated from Hebrew). (1)

1.2	Articles of Association of Perion, as amended and restated. (2)

4.1
Share Purchase Agreement by and among Perion Network Ltd., SweetIM Ltd., SweetIM Technologies Ltd., the Shareholders of SweetIM Ltd. and Nadav Goshen as Shareholders’ Agent, dated as of November 7, 2012, and Amendment No. 1, dated as of November 30, 2012. (3)

4.2	Registration Rights Agreement among the Company and the investors listed therein, dated as of November 7, 2012. (3)

4.3	Share Purchase Agreement by and among Perion Network Ltd., Conduit Ltd. and ClientConnect Ltd., dated as of September 16, 2013. (4)

4.4	Form of Standstill Agreement between Perion Network Ltd. and certain shareholders thereof, dated as of September 16, 2013. (4)

4.5	Form of Registration Rights Undertaking of the Company dated January 2, 2014. (4)

4.6	Perion 2003 Israeli Share Option Plan and U.S. Addendum. (3)

4.7	Perion Equity Incentive Plan. (4)

4.8	Compensation Policy for Directors and Officers, adopted November 18, 2013. (4)

4.9	Split Agreement between Conduit Ltd. and ClientConnect Ltd., dated as of September 16, 2013. (5)

4.10	Transition Services Agreement between Conduit Ltd. and ClientConnect Ltd., dated as of December 31, 2013. (5)

4.11	Administrative Services Agreement between Conduit Ltd. and ClientConnect Ltd., dated as of December 31, 2013. (5)

4.12	Summary Terms and Conditions of Series L Convertible Bonds. (2)

4.13	Search Distribution Agreement by and between Microsoft Online, Inc. and Perion Network Ltd., dated July 29, 2014, as amended on September 15, 2014.* (2)

4.14	Merger Agreement by and between Perion Network Ltd., IncrediTone Inc., Or Merger, Inc., InteractiveHoldingCorp. and Fortis Advisors LLC as the Stockholders’ Representative, dated November 30, 2015.

4.15	Credit Agreement by and between Or Merger, Inc., Interactive Holding Corp., IncrediTone Inc., SunTrust Bank, Silicon Valley Bank and SunTrust Robinson Humphery, Inc., dated November 30, 2015.

4.16	Securities Purchase Agreement by and between Perion Network Ltd. and the purchasers listed therein, dated November 30, 2015.

4.17	Registration Rights Agreement by and between Perion Network Ltd. and the purchasers listed therein, dated December 3, 2015.

8	List of subsidiaries.

12.1	Certification required by Rule 13a-14(a) or Rule 15d-14(a) executed by the Chief Executive Officer of the Company.

12.2	Certification required by Rule 13a-14(a) or Rule 15d-14(a) executed by the Chief Financial Officer of the Company.

13.1	Certification required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

13.2	Certification required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

15.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, Independent Auditors.

101
The following Interactive Data Files, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets at December 31, 2014 and 2015; (ii) Consolidated Statements of Income for the years ended December 31, 2013, 2014 and 2015; (iii) Consolidated Statements of Comprehensive Income for the years ended December 31, 2013, 2014 and 2015; (iv) Statements of Changes in Shareholders’ Equity for the years ended December 31, 2013, 2014 and 2015; (v) Consolidated Statements of Cash Flows for the years ended December 31, 2013, 2014 and 2015; and (vi) Notes to the Consolidated Financial Statements.**

___________________________

(1)	Previously filed with the SEC on April 10, 2014 as an exhibit to our annual report on Form 20-F, and incorporated herein by reference.

(2)	Previously filed with the SEC on April 16, 2015 as an exhibit to our annual report on Form 20-F, and incorporated herein by reference.

(3)	Previously filed with the SEC on April 29, 2013 as an exhibit to our annual report on Form 20-F, and incorporated herein by reference.

4)	Previously filed with the SEC on October 15, 2013 as an exhibit to our Report on Form 6-K, and incorporated herein by reference.

(5)	Previously filed with the SEC on July 29, 2014 as an exhibit to our annual report on Form 20-F/A, and incorporated herein by reference.

*	Confidential treatment was granted with respect to certain portions of this exhibit pursuant to 17.C.F.R. §240.24b-2. Omitted portions were filed separately with the SEC.

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

Perion Network Ltd. /s/ Josef Mandelbaum Josef Mandelbaum Chief Executive Officer

Date:  March 24, 2016

EXHIBIT INDEX

No.          Description

4.14	Merger Agreement by and between Perion Network Ltd., IncrediTone Inc., Or Merger, Inc., Interactive Holding Corp. and Fortis Advisors LLC as the Stockholders’ Representative, dated November 30, 2015.

4.15	Credit Agreement by and between Or Merger, Inc., Interactive Holding Corp., IncrediTone Inc., SunTrust Bank, Silicon Valley Bank and SunTrust Robinson Humphery, Inc., dated November 30, 2015.

4.16	Securities Purchase Agreement by and between Perion Network Ltd. and the purchasers listed therein, dated November 30, 2015.

4.17	Registration Rights Agreement by and between Perion Network Ltd. and the purchasers listed therein, dated December 3, 2015.

8	List of subsidiaries.

12.1	Certification required by Rule 13a-14(a) or Rule 15d-14(a) executed by the Chief Executive Officer of the Company.

12.2	Certification required by Rule 13a-14(a) or Rule 15d-14(a) executed by the Chief Financial Officer of the Company.

13.1	Certification required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

13.2	Certification required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

15.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, Independent Auditors.