Form 20-F
period 2016-12-31
Perion Network Ltd.
filed 2017-03-07
CIK 1338940

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

As of December 31, 2016, the Registrant had outstanding 77,223,069 ordinary shares, par value ILS 0.01 per share.

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

Item 17 ☐     Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes ☐      No ☒

PRELIMINARY NOTES

Terms

As used herein, and unless the context suggest otherwise, the terms "Perion," "Company," "we," "us" or "ours" refer to Perion Network Ltd. and subsidiaries. References to "dollar" and "$" are to U.S. dollars, the lawful currency of the United States, and references to "ILS" are to New Israeli Shekels, the lawful currency of the State of Israel. This annual report contains translations of certain ILS amounts into U.S. dollars at specified rates solely for your convenience. These translations should not be construed as representations by us that the ILS amounts actually represent such U.S. dollar amounts or could, at this time, be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, we have translated ILS amounts into U.S. dollars at an exchange rate of ILS 3.845 to $1.00, the representative exchange rate reported by the Bank of Israel on the last business day before December 31, 2016.

Forward-Looking Statements

This annual report on Form 20-F contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our, or our industries’, actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed, implied or inferred by these forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "would," "expects," "plans," "intends," "anticipates," "believes," "estimates," "predicts," "projects," "potential" or "continue" or the negative of such terms and other comparable terminology.

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

TABLE OF CONTENTS

     Page

PART I

Item 1.	Identity of Directors, Senior Management and Advisers	3
Item 2.	Offer Statistics and Expected Timetable	3
Item 3.	Key Information	3
Item 4.	Information on the Company	27
Item 4.A	Unresolved Staff Comments	35
Item 5.	Operating and Financial Review and Prospects	35
Item 6.	Directors, Senior Management and Employees	49
Item 7.	Major Shareholders and Related Party Transactions	59
Item 8.	Financial Information	61
Item 9.	The Offer and Listing	61
Item 10.	Additional Information	63
Item 11.	Quantitative and Qualitative Disclosures about Market Risk	77
Item 12.	Description of Securities Other than Equity Securities	78

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies	79
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	79
Item 15.	Controls and Procedures	79
Item 16A. Audit Committee Financial Expert	79
Item 16B.	Code of Ethics	79
Item 16C.	Principal Accountant Fees and Services	80
Item 16D. Exemptions from the Listing Standards for Audit Committees	80
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	80
Item 16F. Change in Registrant's Certifying Accountant	80
Item 16G. Corporate Governance	80
Item 16H	Mine Safety Disclosure	82

PART III

Item 17.	Financial Statements	83
Item 18.	Financial Statements	83
Item 19.	Exhibits	84

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

We derived the selected operations data below for the years ended December 31, 2014, 2015 and 2016 and the selected balance sheet data as of December 31, 2015 and 2016 from our audited consolidated financial statements and the related notes to the financial statements included elsewhere herein (the "Financial Statements"). We derived the selected operations data below for the years ended December 31, 2012 and 2013 and the selected balance sheet data as of December 31, 2012, 2013 and 2014 from our audited consolidated financial statements not incorporated by reference in this report. Our consolidated financial statements are prepared and presented in U.S. dollars and in accordance with U.S. Generally Accepted Accounting Principles ("U.S. GAAP"). The following tables present selected financial data and should be read in conjunction with "Item 5 – Operating and Financial Review and Prospects" and our Financial Statements.

(in thousands, except share and per share data)	Year ended December 31,
	2012	2013	2014	2015	2016
Revenues:
Search and other	$517,060	$277,275	$343,655	$188,897	$172,683
Advertising	19,948	48,233	45,076	32,053	140,111
Total Revenues	537,008	325,508	388,731	220,950	312,794

Costs and Expenses:
Cost of revenues	4,159	4,724	10,950	7,877	16,515
Customer acquisition costs and media buy	119,555	185,355	174,575	91,194	140,210
Research and development	16,858	22,057	37,427	21,692	26,528
Selling and marketing	7,920	10,172	20,792	22,886	58,572
General and administrative	4,188	18,848	36,730	31,064	32,916
Restructuring charges	-	-	3,981	1,052	728
Impairment, net of gain on reversal of contingent consideration	-	-	19,941	72,785	-
Depreciation and amortization	1,871.00	2,110.00	21,321	11,422	25,977
Total Costs and Expenses	154,551	243,266	325,717	259,972	301,446

Income (Loss) from Operations	382,457	82,242	63,014	(39,022)	11,348
Financial income (expense), net	7,696	2,782	(2,888)	(1,939)	(8,288)

Income (Loss) before Taxes on Income	390,153	85,024	60,126	(40,961)	3,060
Taxes on income	75,435	22,616	10,816	697	212

Net Income (Loss) from Continuing Operations	314,718	62,408	49,310	(41,658)	2,848
Net loss from discontinued operations	23,798	33,795	6,484	26,999	2,647

Net Income (Loss)	$290,920	$28,613	$42,826	$(68,657)	$201

Net Earnings (Loss) per Share - Basic:
Continuing operations	$6.02	$1.16	$0.72	$(0.58)	$0.04
Discontinued operations	$(0.45)	$(0.63)	$(0.10)	$(0.38)	(0.04)
Net Income (Loss)	$5.57	$0.53	$0.62	$(0.96)	$0.00 *)

Net Earnings (Loss) per Share – Diluted:
Continuing operations	$5.91	$1.14	$0.67	$(0.58)	$0.04
Discontinued operations	$(0.45)	$(0.62)	$(0.09)	$(0.38)	$(0.04)
Net Income (Loss)	$5.46	$0.52	$0.58	$(0.96)	$0.00 *)

Number of shares continuing
and discontinued:
Basic	52,320,133	53,910,741	68,213,209	71,300,432	76,560,454
Diluted	53,264,743	54,837,307	70,327,411	71,300,432	76,673,803

*)   Less than $0.01

Balance Sheet Data (in thousands):	As of December 31,
	2012	2013	2014	2015	2016

Cash and cash equivalents	$78,395	$949	$101,183	$17,519	$23,962
Working capital (**)	$208,793	$(19,682)	$91,255	$37,394	$27,048
Total assets (**)	$308,920	$31,058	$356,139	$442,298	$368,452
Total liabilities (**)	$64,899	$21,031	$110,142	$242,461	$160,308
Shareholders' equity	$244,021	$10,027	$245,997	$199,837	$208,144

** In November 2015, the Financial Accounting Standards Board, or the FASB, issued Accounting Standards Update No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes (ASU 2015-17), which simplifies the presentation of deferred income taxes by requiring deferred tax assets and liabilities to be classified as noncurrent on the balance sheet. We have early adopted this standard retrospectively, and reclassified all of our current deferred tax assets to noncurrent deferred tax assets which has resulted in a change to previously published amounts.

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

Risks Related to our Business and Industry

Digital Advertising Business

Our advertising customers may reduce or terminate their business relationship with us at any time. If customers representing a significant portion of our revenue reduce or terminate their relationship with us, it could have a material adverse effect on our business, results of operations and financial condition.

We generally do not enter into long-term contracts with our advertising customers, and such customers do business with us on a non-exclusive basis, with no minimum spending guarantees. In most cases, our customers may terminate or reduce the scope of their agreements with little or no penalty or notice. Accordingly, our business is highly vulnerable to adverse economic conditions, market evolution and development of new or more compelling offerings by our competitors, which could either lead to reduced advertising expenditures generally or motivate our current or potential customers to migrate to our competitors. Any reduction in spending by, or loss of, existing or potential advertisers would negatively impact our revenue and operating results.

Furthermore, the discretionary, non-exclusive nature of our relationships with advertising customers subjects us to increased pricing pressure. Although we believe our rates are competitive, our competitors may be able to offer more favorable pricing or other advantageous terms. As a result, we may be compelled to reduce our rates or offer rebates or other incentives in order to maintain our current customers and attract new customers. If a significant number of customers are able to compel us to charge lower fees or provide fee concessions or refunds, there is no assurance that we would be able to compensate for such price reductions or conserve our profit margins.

Large and established internet and technology companies, such as Google and Facebook, play a substantial role in the digital advertising market and may significantly impair our ability to operate in this industry.

Google as an advertising publisher accounted for most U.S. online search-generated revenues, and Microsoft and Yahoo accounted for substantially all of the rest of search-generated revenues. In addition, a small number of social network companies, such as Facebook, are seizing a growing portion of digital advertising budgets. The high concentration of power among Google, Facebook and some other large market participants causes us to be subject to any unilateral changes they may make with respect to advertising on their respective platforms, which may be more lucrative than alternative methods of advertising or partnerships with other publishers that are not subject to such changes. Furthermore, we could have limited ability to respond to, and adjust for, changes implemented by large market participants.

These companies, along with other large and established Internet and technology companies, may also leverage their power to make changes to their web browsers, operating systems, platforms, networks or other products or services in a way that impacts the entire digital advertising marketplace. These changes could materially impact the way we do business, and if we are unable to quickly and effectively adjust to those changes, there could be an adverse effect on our revenues and performance.

The consolidation among participants within the digital advertising market could have a material adverse impact on our business and results of operations.

The digital advertising industry has experienced substantial evolution and consolidation in recent years and we expect this trend to continue, increasing the capabilities and competitive posture of larger companies, particularly those that are already dominant in various ways, and enabling new or stronger competitors to emerge. This consolidation could adversely affect our business in a number of ways, including:

•	our customers or vendors could acquire, or be acquired by, our competitors and terminate their relationship with us; and

•	competitors could improve their competitive position or broaden their offerings through strategic acquisitions or mergers.

While we work with a wide variety of advertising buyers and sellers, many buyers and sellers are part of larger organizations. For example, our primary advertising customers are advertising agencies, and many of those agencies are owned, affiliated with or controlled by a small number of large holding companies.  If any of these large consolidated enterprises decided to reduce or terminate their business relationship with us for any reason, it may lead to a material adverse impact on our revenue and profitability.

Further, the growing trend of consolidation of digital advertising networks, exchanges, web portals, search engines and web publishers, could harm our business. For example, we are currently able to serve, track and manage advertisements for our customers on a variety of networks and websites. These enterprises could substantially impair our ability to operate if they decide not to permit us to serve, track or manage advertisements on their websites, if they develop ad placement systems that are incompatible with our ad serving systems or if they use their market power to force their customers to use certain vendors on their networks or websites.

If the demand for digital advertising does not continue to grow or customers do not embrace our solutions, this could have a material adverse effect on our business and financial condition.

A substantial portion of our revenues is derived from the sale of our digital advertising solutions. We have made significant investments in our ability to deliver high impact advertising which is compatible on multiple devices and channels through internal development efforts and acquisitions. While the digital advertising market has grown in past years, it is possible it will not continue to grow, or that the demand for advertising in a specific medium or channel (such as mobile advertising) does not grow. Additionally, even if the general market for digital advertising continues to grow, customers might not embrace our solutions. If there is a reduction in general demand for digital advertising, decreases in spending for specific channels or solutions, or the demand for our specific solutions and offerings does not develop, revenues could decline or otherwise adversely affect our business.

Due to our evolving business model and rapid changes in the Internet and the nature of services, it is difficult to accurately predict our future performance and may be difficult to increase revenue or profitability.

We do not have an extensive history of ongoing operations in digital advertising from which to predict our future performance, and making such predictions, particularly with regard to the effect of our efforts to aggressively increase the distribution and profitability is very complex and challenging.  If we are unable to continuously improve our systems and processes, this could have a negative effect on our competitiveness and ability to service and attract customers.  If we are unsuccessful in doing so in a timely fashion, we may not be able to achieve revenue growth or increase our profitability.

We depend on publishers to supply us with advertising inventory in order for us to deliver advertising campaigns in a cost-effective manner.

We rely on a diverse set of publishers or digital media properties, including direct publishers, advertising exchange platforms and other platforms that aggregate advertising inventory, to provide us with high-quality digital advertising inventory on which we deliver ads, collectively referred to as “supply sources”. The future growth of our advertising business will depend, in part, on our ability to enter into and maintain successful business relationships with these supply sources. If we are unsuccessful in establishing or maintaining our relationships with supply sources on commercially reasonable terms, or if these relationships are not profitable for us and competitive in the marketplace, our ability to compete in the marketplace or to grow our revenues from our advertising business could be impaired. Our supply sources typically supply their advertising inventory to us on a non-exclusive basis and are not required to provide any minimum amounts of advertising inventory to us or to provide us with a consistent supply of advertising inventory, at any predetermined price.  Supply sources often maintain relationships with various sources of demand that compete with us, and it is easy for supply sources to quickly shift their advertising inventory among these demand sources, or to shift inventory to new demand sources, without notice or accountability.  Supply sources may also seek to change the terms at which they offer inventory to us, or they may allocate their advertising inventory to our competitors who offer more favorable economic terms or whose offerings are considered more beneficial. Supply sources may also elect to sell all, or a portion, of their advertising inventory directly to advertisers and agencies, or they may develop their own competitive offerings, which could diminish the demand for our solutions. In addition, significant supply sources within the industry may enter into exclusivity arrangements with our competitors, which could limit our access to a meaningful supply of inventory. As a result of all of these factors, our supply sources may not supply us with sufficient amounts of quality advertising inventory in order for us to fulfill the demands of our advertising customers.

Additionally, our ability to access advertising inventory in a cost-effective manner may be constrained or affected as a result of a number of other factors, including, but not limited to:

•
Supply sources may impose significant restrictions on the advertising inventory they sell, or may impose other unfavorable terms and conditions on the advertisers using their sites or platforms. For example, these restrictions may include frequency caps, prohibitions on advertisements from specific advertisers or specific industries, or restrictions on the use of specified creative content or advertising formats, which would restrain our supply of available inventory.

•	Supply sources that offer online content and mobile applications may shift from an advertising-based monetization method to a pay for content/services model, thereby reducing available inventory.

•
Social media platforms may be successful in keeping users within their sites via products such as Facebook's Instant Articles.  If, as a result, users are not on the open web, advertising inventory on the open web (including our publisher’s sites) may be reduced or may become less attractive to our advertising customers.

•
Supply sources may be reluctant to adopt certain of our proprietary ad formats for a variety of reasons (such as user preference changes making such ad formats less desirable) resulting in limited advertising inventory supply for such formats and inhibiting our ability to scale such formats.

In summary, if our supply sources terminate or reduce our access to their advertising inventory, increase the price of inventory or place significant restrictions on the sale of their advertising inventory, or if platforms or exchanges terminate our access to them, we may not be able to replace this with inventory from other supply sources that satisfy our requirements in a timely and cost-effective manner. If any of this happens, our revenue could decline or our cost of acquiring inventory could increase, lowering our operating margins.

Our advertising business depends on a strong brand reputation, and if we are not able to maintain and enhance our brand, our business and results of operations could be materially adversely affected.

Maintaining and enhancing our Undertone brand is an important aspect of our efforts to attract and expand our agency, advertiser, and publisher base. We have spent, and expect to continue spending considerable sums and other resources on the establishment, building and maintenance of our Undertone brand, as well as on enhancing market awareness of it. Our Undertone brand, however, may be negatively impacted by a number of factors, including but not limited to, fraudulent, inappropriate or misleading content on publisher sites on which we serve ads, service outages, product malfunctions, data protection and security issues, and exploitation of our trademarks by others without our permission.  If we are unable to maintain or enhance our Undertone brand in a cost-effective manner, our business and operating results could be materially adversely affected.

We may be unable to deliver advertising in a brand-safe environment, which could harm our reputation and cause our business to suffer.

It is important to advertisers that their advertisements are not placed in or near content that is unlawful or would be deemed offensive or inappropriate by their customers, or near other advertisements for competing brands or products. Unlike advertising in other mediums, we cannot guarantee that all online advertisements will appear in a brand-safe environment. If we are not successful in delivering ads in such an environment, our reputation could suffer and our ability to attract potential advertisers and retain and expand business with existing advertisers could be harmed, or our customers may seek to avoid payment or demand refunds, any of which could harm our business and operating results.

The advertising industry is highly competitive. If we cannot compete effectively in this market, our revenues are likely to decline.

We face intense competition in the marketplace. We operate in a dynamic market that is subject to rapid development and introduction of new technologies, products and solutions, changing branding objectives and evolving customer demands, all of which affect our ability to remain competitive. There are a large number of digital media companies and advertising technology companies that offer services similar to ours and that compete with us for finite advertising budgets and for limited inventory from publishers. There are also a large number of niche companies that are competitive with us, as they provide a subset of the services that we provide. Some of our existing and potential competitors are better established, benefit from greater name recognition, may offer solutions and technologies that we do not offer or that are more evolved than ours, and have significantly more financial, technical, sales and marketing resources than we do. In addition, some competitors, particularly those with a larger and more diversified revenue base and a broader offering, may have greater flexibility than we do to compete aggressively on the basis of price and other contract terms.  Additionally, companies that do not currently compete with us in this space may change their services to be competitive if there is a revenue opportunity, and new or stronger competitors may emerge through consolidations or acquisitions. Given that the barriers to entering the digital advertising market are relatively low, the number of competitors may increase even further. If our digital advertising platform and solutions are not perceived as competitively differentiated or we fail to develop adequately to meet market evolution, we could lose customers and market share or be compelled to reduce our prices and harm our operational results.

Our digital advertising business is susceptible to seasonality, unexpected changes in campaign size and prolonged cycle time, which could affect our business, results of operations and ability to repay indebtedness when due.

The revenue of our digital advertising business is affected by a number of factors, including:

•
Historically, our Undertone business experienced the lowest sales in the first quarter and the highest sales in the fourth quarter, with the second and third quarters being slightly stronger than the first quarter. Fourth quarter sales tend to be the highest due to a need to utilize remaining budgets, and increased customer advertising volumes during the holiday selling season.

•	Product and service revenues are influenced by political advertising, which generally occurs every two years.

•	In any single period, product and service revenues and delivery costs are subject to significant variation based on changes in the volume and mix of deliveries performed during such period.

•	Revenues are subject to the changes of brand marketing efforts, i.e., when and where brands choose to spend their money in a given year.

•
Advertising customers generally retain the right to supplement, extend, or cancel existing advertising orders at any time prior to their completion, and we have no control over the timing or magnitude of these revenue changes.

•	Relative complexity of individual advertising formats, and the length of the creative design process.

As a result, our profit from these operations is seasonal, with the fourth quarter accounting for as much as almost half our annual profits and the first quarter possibly resulting in a loss. Moreover, due to the long receivable cycle and shorter payable cycle, this seasonality puts strains on our cash flow through the first and second quarter of every year. These factors could adversely impact our cash flow and our ability to meet our financial debt covenants.

If our campaigns are not able to reach certain performance goals or we are unable to measure certain metrics proving achievement of those goals, this could have a material adverse effect on our business.

Our advertising clients expect and often demand that our advertising campaigns achieve certain performance levels based on metrics such as user engagement, clicks or conversions, to validate the value proposition, particularly as or services can be costlier. We may have difficulty achieving or proving these performance levels for a variety of reasons. Additionally, customers may request measurement of campaign metrics that are difficult or impossible to measure. For example, it may be difficult to track view-ability on our proprietary high-impact ad units, either directly or through a third-party vendor. Accordingly, we may not be able to reach customer requested performance levels or measure certain metrics, which could cause customers to cancel campaigns, not provide repeat business or request make-goods or refunds.

Increased availability of advertisement-blocking technologies could limit or block the delivery or display of advertisements by our solutions, which could undermine the viability of our business.

Advertisement-blocking technologies, such as mobile apps or browser extensions that limit or block the delivery or display of advertisements, are currently available for desktop and mobile users.  Further, new browsers and operating systems, or updates to current browsers or operating systems, offer users the ability to block ads.  If these technologies become widespread, the commercial viability of the current Internet ad-supported model may be undermined, thereby adversely affecting our business, financial condition and results of operations.

Our advertising business depends on our ability to collect and use data, and any limitation on the collection and use of this data could significantly diminish the value of our solutions and cause us to lose customers and revenue.

In most cases, when we deliver an ad, we are often able to collect certain information about the content and placement of the ad and the interaction of the user with the ad, such as whether the user clicked on the ad or watched a video. We may also be able to collect information about the user's location. As we collect and aggregate this data provided by billions of ad impressions, we analyze the data in order to optimize the placement and scheduling of ads across all of our advertising inventory and to measure performance. Our ability to access and utilize such data is crucial.

Our publishers or advertisers might decide not to allow us to collect some or all of this data or might limit our use of this data. Our ability to either collect or use data could be restricted by new laws or regulations, changes in technology, operating system restrictions, requests to discontinue using certain data, restrictions imposed by advertisers and publishers, industry standards or consumer choice. Interruptions, failures or defects in our data collection, analysis and storage systems could also limit our ability to aggregate and analyze data from our advertisers' advertising campaigns.

If this happens, we may not be able to optimize ad placement for the benefit of our advertisers, which could render our solutions less valuable and potentially result in loss of clients and a decline in revenues. Additional details are provided below under "--Risks Related to our Technological Environment”.

If we do not continue to innovate and provide high-quality advertising solutions and services, we may not remain competitive, and our business and results of operations could be materially adversely affected.

Our success depends on our ability to provide customers with innovative, high-quality advertising solutions and services that foster consumer engagement. We face intense competition in the marketplace and are confronted by rapidly changing technology, evolving industry standards and consumer needs, and the frequent introduction of new products and solutions by competitors, as well as publishers themselves, that we must adapt and respond to in order to remain competitive. Therefore, our continued success depends in part upon our ability to develop new solutions and technologies, enhance our existing solutions and expand the scope of our offerings to meet the evolving needs of the industry. As a result, we must continue to invest significant resources in research and development in order to enhance our technology and our existing solutions and services, and introduce new high-quality solutions and services.

Our operating results will also suffer if our innovations are not responsive to the needs of our customers, are not appropriately timed with market opportunity or are not effectively brought to market. If we are unable to accurately forecast market demands or industry changes, if we are unable to develop or introduce our solutions and services in a timely manner, or if we fail to provide quality solutions and services that run without complication or service interruptions, we may damage our brand and our ability to retain new and existing customers or attract new customers. As online advertising technologies continue to develop, our competitors may be able to offer solutions that are, or that are perceived to be, substantially similar or better than those offered by us. Customers will not continue to do business with us if our solutions do not deliver advertisements in an appropriate and effective manner or if the advertising we deliver does not generate the desired results. If we are unable to meet these challenges, our business and results of operations could be materially adversely affected.

Commoditization in digital advertising could have a material adverse effect on our business.

There has been commoditization of services provided in digital advertising, resulting in margin pressure. If such commoditization occurs in areas such as high impact, this could have a material adverse effect on our business.

Sales efforts with advertising and ad agency customers, and with advertisers of mobile applications, require significant time and expense and may ultimately be unsuccessful.

Contracting with new advertising and ad agency customers requires substantial time and expense, and we may not be successful in establishing new relationships or in maintaining current relationships. It is often difficult to identify, engage, and market to potential advertising customers who are unfamiliar with our brand or services, and we may spend substantial time and resources educating customers about our unique offerings, including providing demonstrations and comparisons against other available solutions, without ultimately achieving the desired results. Furthermore, many of our advertising clients’ purchasing and design decisions generally require input from multiple internal and external parties of these clients, requiring that we identify those involved in the purchasing decision and devote a sufficient amount of time to presenting our services to each of those decision-making individuals. If we are not successful in streamlining our sales processes with potential clients in a cost effective manner, or if our efforts are unsuccessful, our ability to grow our business may be adversely affected.

Our growth depends in part on the success of our relationships with advertising agencies.

While we work with some brand advertisers directly, our primary advertising customers are advertising agencies, who are paid by their brand customers to develop their media plans. The agencies, in turn, contract with third parties, like us, to execute and fulfill their brands’ advertising campaigns. As a result, our future growth will depend, in part, on our ability to enter into and maintain successful business relationships with advertising agencies.

Identifying agencies, engaging in sales efforts, and negotiating and documenting our agreements with agencies requires significant time and resources. These relationships may not result in additional brand customers or campaigns for our business, and may not ultimately enable us to generate significant revenues. Our contracts with advertising agencies are typically non-exclusive and the agencies often work with our competitors or offer competing services.

When working with agencies to deliver campaigns on behalf of their brand customers, we generally bill the agency for our products and services, and in most cases, the brand has no direct contractual commitment to us to make any payments. Furthermore, some agencies contractually limit their payment obligations to us through sequential liability provisions, whereby the agency is liable for payment if, and only to the extent, that the agency collects a corresponding payment from the brand on whose behalf our services were rendered. These circumstances may result in longer collections periods, increased costs associated with pursuing brands directly for payments, or our inability to collect payments. In summary, if we are unsuccessful in establishing or maintaining our relationships with these agencies on commercially reasonable terms, or if these relationships are not profitable for us, our ability to compete in the marketplace or to grow our revenues could be impaired and our operating results would suffer.

If the demand for social advertising does not grow as expected, or if our solution for advertising through those channels is not competitive, the revenues related to our Make Me Reach business could decline.

We leverage the capabilities of our Make Me Reach business to offer our customers the ability to deliver ads on social platforms.  The future growth of this market could be negatively impacted if consumers decrease the time they spend engaging on social media sites or mobile applications. In addition, the demand for advertising in these channels, and the success of our social and in-app solutions in particular, may be constrained by the limited flexibility, increased requirements that are associated with advertising in these environments, and the social platforms working through independent service providers.  As a result, it is difficult to predict the future customer demand for our solution, and there is no guarantee that we will be able to generate significant revenues from our Make Me Reach business. In addition to the foregoing, our Make Me Reach business is dependent on our ability to create, optimize, and manage our customers’ advertising campaigns on Facebook, Instagram, and Twitter. As a result, we are subject to each social network’s respective terms and conditions governing our ability to access and utilize its platform.  Our Make Me Reach business would be harmed if any of these social networks discontinues our partnership, makes changes to its platform, or modifies the terms and standards applicable to its marketing partners or to advertising on its platform in general.  Moreover, these social networks may develop offerings or features that compete with our solution, or may otherwise make changes to their platforms that would render our social advertising solution obsolete.  Further, consumers may migrate away from Facebook, Twitter, and Instagram to other social networking platforms with which we are not affiliated, which would in turn decrease the demand for our solutions. Any of these outcomes could cause demand for our Make Me Reach solutions to decrease, our development costs to increase, and our results of operations and financial condition to be harmed.

Search Business

Our search business depends heavily upon revenues generated from our agreement with Microsoft, and any adverse change in that agreement could adversely affect our business or its financial condition and results of operations.

  We are highly dependent on our search services agreement with Microsoft Online Inc. ("Microsoft"), which covers substantially all of our search business and has a term from January 1, 2015 until December 31, 2017, which upon mutual agreement may be renewed until December 31, 2018. In 2016, our search services agreement with Microsoft accounted for 49% of our revenues.

  If our agreement with Microsoft is terminated, substantially amended or not renewed on favorable terms, we would experience a material decrease in our search-generated revenues or the profits it generates and would be forced to seek alternative search providers, at less competitive terms. There are very few companies in the market that provide Internet search and advertising services similar to those provided by Microsoft, with Google and Yahoo being the main relevant ones. These three companies are substantially the only participants in western markets, and competitors do not offer as much coverage through sponsored links or searches. Although we have agreements with Google and Yahoo, we do not generate a significant amount of revenue from them. If we fail to quickly locate, negotiate and finalize alternative arrangements, or if we do, but the alternatives do not provide for terms that are as favorable as those currently provided and utilized, and we would experience a material reduction in our revenues and, in turn, our business, financial condition and results of operations would be adversely affected.

Our search revenue business is highly reliant upon a small number of publishers, who account for the substantial majority of pay-outs to publishers and generate most of our revenues. If we were to lose all or a significant portion of those publishers as customers, our revenues and results of operations would be materially adversely affected.

In 2016, the top ten publishers distributing our search properties accounted for approximately 45% of our revenues, of which the top five publishers represented approximately 40% of our revenues (the two largest representing 19% and 10%, and the next three representing 5%, 4% and 2% of our revenues). There can be no assurance that these existing publishers will continue to distribute our search properties or continue utilizing the revenue-generating monetization services at the levels they did in the past or at all. The loss of a substantial portion of our relationships with these publishers, or a substantial reduction in their level of activity, could cause a material decline in our revenues and profitability.

The generation of revenues from search activity through large publishers is subject to competition. If we cannot compete effectively in this market, our revenues are likely to decline.

We obtain a significant portion of our revenues through designating the Company as the default search provider during the download and installation of our publishers’ products and the use of our search services and the subsequent searches performed by the users thereof. We therefore are constantly looking for more ways to distribute our search services through various means and collaborations. To achieve these goals, we rely heavily on third-party publishers to distribute our search syndication services as a value-added component of their own offerings. There are other companies that generate revenue from searches, some of them with a more significant presence than ours and with greater capability to offer substantially more content. The large search engine companies, including Google, Microsoft and others, have become increasingly aggressive in their own search service offerings. In addition, we need to continually maintain the technological advantage of our platform, products and other services in order to attract partners to our offering.  If the search engine companies engage more direct relationships with publishers or we are unable to maintain the technological advantage to service our partners, we may lose both existing and potential new partner publishers and our ability to generate revenues will be negatively impacted.

In order to receive advertisement-generated revenues from our search partners, we depend, in part, on factors outside of our control.

                The amount of revenue we receive from each of our search partners depends upon a number of factors outside of our control, including the amount these search providers charge for advertisements, the efficiency of the search provider’s system in attracting advertisers and syndicating paid listings in response to search queries and parameters established by it regarding the number and placement of paid listings displayed in response to search queries. In addition, each of the search partners makes judgments about the relative attractiveness (to the advertiser) of clicks on paid listings from searches performed on our search assets, and these judgments factor into the amount of revenue we receive. Changes in the efficiency of a search partner’s paid listings network, in its judgment about the relative attractiveness of clicks on paid listings or in the parameters applicable to the display of paid listings could have an adverse effect on our business, financial condition and our results of operations. Such changes could come about for a number of reasons, including general market conditions, competition or policy and operating decisions made by Microsoft or Google or our other search partners.

We have experienced a decline in our search business, and market perception of this business has not been favorable. As a result, we may have difficulty stemming this decline or offsetting it by entering new markets.

  For a prolonged period of time, we have experienced a decline in revenues and an increasingly negative market bias regarding a major source of revenues - our search-generated revenues. The combination of these factors presents challenges in:

•	recruiting and retaining highly qualified personnel for our current business and the new business we are developing;

•	attracting and acquiring customers and partners to support and expand our business; and

•	raising funds or utilizing our equity to facilitate acquisitions.

If we cannot maintain the commitment of our employees, recruit new employees and make the acquisitions required to enhance our organic activity, we may not be able to stem the decline in this business and our financial results will suffer.

Our reputation has been and may continue to be negatively impacted by a number of factors, including the negative reputation associated with search assets, search setting take-over, toolbars, product and service quality concerns, complaints by publishers or end users or actions brought by them or by governmental or regulatory authorities and related media coverage and data protection and security breaches. Moreover, the inability to develop and introduce monetization products and services that resonate with consumers and/or the inability to adapt quickly enough (and/or in a cost effective manner) to evolving changes to the Internet and related technologies, applications and devices, could adversely impact our reputation, and, in turn, our business, financial condition and our results of operations.

We rely heavily on the ability to offer our search properties to our publishers and, as a result of such action, to obtain and retain the search properties of their users. Should this method of distribution be blocked, constrained, limited, materially changed, based on a change of guidelines, technology or otherwise (as has happened in the past), or made redundant by any of our search engine providers, particularly Microsoft, our ability to generate revenues from our users' search activity could be significantly reduced.

Our search distribution agreements with Microsoft and other search partners require that we comply with certain guidelines promulgated by them for the use of their brands and services, including the manner in which their paid listings are displayed within search results, and that we establish guidelines to govern certain activities of third parties to whom we syndicate the search services, including the manner in which those parties drive search traffic to their websites and display paid listings. Subject to certain limitations, our search partners may unilaterally update their policies and guidelines, which could, in turn, require modifications to, or prohibit and/or render obsolete certain of our products, services and practices, which could be costly to address or otherwise have an adverse effect on our business, our financial condition and results of operations. Noncompliance with our search partners' guidelines, particularly Microsoft’s, by us or by third parties to which we syndicate paid listings or by the publishers through whom we secure distribution arrangements for our products could, if not cured, result in such companies' suspension of some or all of their services to us, or to the websites of our third party publishers, or the reimbursement of funds paid to us by our search partners, or the imposition of additional restrictions on our ability to syndicate paid listings or distribute our products or the termination of the search distribution agreement by our search partners.

These guidelines, with respect to method of distribution, homepage resets and default search resets to search engine services, were changed by both Microsoft and Google numerous times in the past, having negative revenue implications. Since then, both companies have continued instituting other changes to the policies governing their relationship with search partners.

As a result, fewer and fewer substantial publishing partners are compliant with these requirements, resulting in the termination of our business relationship with them and increasing the concentration of revenues generated through each of our remaining partners. Should any of our large partnerships be deemed non-compliant, blocked or partner with another provider, it could be difficult to replace the revenues generated by that partnership and we would experience a material reduction in our revenues and, in turn, our business, financial condition and results of operations would be adversely affected.

Should the providers of the underlying platforms, particularly browsers, further block, constrain or limit our ability to offer or change search properties, or materially change their guidelines, technology or the way they operate, our ability to generate revenues from our users' search activity could be significantly reduced.

As we provide our services through the Internet, we are reliant on our ability to work with the different Internet browsers. The Internet browser market is extremely concentrated with Google’s Chrome, Microsoft’s Internet Explorer and Mozilla’s Firefox, accounting for over 83% of the desktop browser market in the aggregate as of December 2016, and Google’s Chrome alone accounting for over 63%, based on StatCounter reports. In June 2014, Google restricted the ability to install multi-purpose extensions onto its Chrome Internet browser. As most of our products and services offered such multi-purpose extensions at that time, this policy shift adversely affected our business. Since then, Google continued to further change and update its policies and technology in general, and specifically those relating to Chrome. Each such change further limits and constrains our ability to offer or change search properties. The operating system market is very concentrated as well, with Microsoft Windows dominating over 83% of the market as of December 2016, and Apple operating systems accounting for 11% of that market, based on StatCounter reports. In addition, during 2015, Microsoft announced changes to its browser modifier detection criteria and issued a new operating system (Windows 10), which includes a new default Internet browser (Edge). Some of these changes limited our ability to maintain our users' browser settings. If Microsoft, Google, Apple or other companies that provide Internet browsers, operating systems or other underlying platforms, effectively further restrict, discourage or otherwise hamper companies, like us, from offering or changing search properties, this would continue to cause a material adverse effect on our revenue and our financial results.

Currently most individuals are using mobile devices to access the Internet, while substantially all of our search revenue generation and services are currently not usable on mobile platforms. Also, web-based software and similar solutions are impacting the attractiveness of downloadable software products.

The market related to personal computers ("PCs") has accounted for substantially all our search revenues.  As Internet usage continues to shift from PCs to mobile devices, there is downward pressure on desktop revenues in general and in our search business in particular. Recently, the number of individuals who access the Internet through devices other than PCs, such as mobile phones, tablets, etc., has increased dramatically. While we have begun developing other models and solutions for mobile platforms and we have acquired Make Me Reach SAS ("Make Me Reach") and Interactive Holding Corp. and its subsidiaries (collectively referred to as "Undertone"), our search and application services are not yet compatible with these alternative platforms and devices and substantially all of our search revenue to date has come from PCs. If this trend towards using the Internet on non-PC devices accelerates, some of our services will become less relevant and may fail to attract advertisers and web traffic. In addition, even if consumers do use our services, our revenue growth will still be adversely affected if we do not rapidly and successfully implement revenue-generating models for mobile platforms.

Web (or "cloud") based software and similar solutions do not require the user to download software and thus provide a very portable and accessible alternative for PCs, as compared to downloadable software. While there are advantages and disadvantages to each method and system and the markets for each of them remain large, the market for web-based systems is growing at the expense of downloadable software. Should this trend accelerate faster than our partners’ ability to provide differentiating advantages in their downloadable solutions, this could result in fewer downloads of their products and lower search revenues-generated through the download of these products. See "Item 4.B Business Overview — Competition" for additional discussion of our competitive market.

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

Risks related to our Financial and Corporate Structure

If we fail to comply with the terms or covenants of our debt obligations, our financial position may be adversely affected.

As of December 31, 2016, we had convertible bonds outstanding having an aggregate principal amount of approximately ILS 114.8 million (then equivalent to approximately $29.9 million). In the event that we fail to comply with the terms or covenants of our convertible bonds and cannot obtain a waiver of noncompliance, we may be required to immediately repay all of our outstanding indebtedness and the bond trustee may be entitled to exercise the remedies available under the applicable agreement and applicable law.

In addition, if Undertone fails to comply with the terms and/or covenants of its $42.5 million secured loan agreement, Undertone may be required to immediately repay all of its outstanding indebtedness under the loan agreement.

There is no assurance that we will be able to generate the cash necessary to fund the scheduled payments from operations or from additional equity or debt financings or other funding sources or that our operating results will enable us to meet our covenants and financial ratios as of the end of each fiscal quarter.  Our inability to comply with the repayment schedules, covenants or financial ratios under our debt instruments could result in a material adverse effect on us.

The terms of our credit facilities contain restrictive covenants that limit our business, financing and investing activities.

The terms of our credit facilities include customary covenants that impose restrictions on our business, financing and investing activities, subject to certain exceptions or the consent of our lenders including, among other things, limits on our ability to incur additional debt, create liens, enter into merger, acquisition and divestiture transactions, pay dividends and engage in transactions with affiliates. The credit facilities also contain certain customary affirmative covenants and events of default. Our ability to comply with the covenants may be adversely affected by events beyond our control, including but not limited to, economic, financial and industry conditions. A breach of any credit facility covenant that is not cured or waived may result in an event of default. This may allow our lenders to terminate the commitments under the credit facilities, declare all amounts outstanding under the credit facilities, together with accrued interest, to be immediately due and payable, and to exercise other rights and remedies. If this occurs, we may not be able to refinance the accelerated indebtedness on acceptable terms, or at all, or otherwise repay the accelerated indebtedness, which could have a material adverse effect on us.

In addition, certain covenants also limit our flexibility in planning for, or reacting to, changes in our business and our industry. Complying with these covenants limits our tax planning abilities, our ability to pay dividends and may impair our ability to finance our future operations, acquisitions or capital needs or to engage in other favorable business activities.

A loss of the services of our senior management and other key personnel could adversely affect execution of our business strategy.

We depend on the capabilities and experience, and the continued services, of our senior management.  The loss of the services of members of our senior management could create a gap in management and could result in the loss of expertise necessary for us to execute our business strategy and thereby adversely affect our business. On September 27, 2016, we announced that Josef Mandelbaum, serving as our Chief Executive Officer since July 2010, will be leaving his position after a transition period of up to several months. On January 23, 2017, our board of directors appointed Mr. Doron Gerstel as Chief Executive Officer, effective April 2, 2017. From January 23, 2017 to April 1, 2017, our Chief Financial Officer, Mr. Yacov Kaufman, also serves as interim Chief Executive Officer.

We do not currently have "key person" life insurance with respect to any of our senior management.

Further, our ability to execute our business strategy also depends on our ability to continue to attract, retain and motivate qualified and skilled technical and creative personnel and skilled management, marketing and sales personnel, as well as third party technology vendors. Competition for well-qualified employees in our industry is intense and our continued ability to compete effectively depends, in part, upon our ability to retain existing key employees and to attract new skilled employees as well. If we cannot attract and retain additional key employees or if we lose one or more of our current key employees, our ability to develop or market our products and attract or acquire new users could be adversely affected. Although we have established programs to attract new employees and provide incentives to retain existing employees, particularly senior management, we cannot be assured that we will be able to retain the services of senior management or other key employees as we continue to integrate the Undertone business or that we will be able to attract new employees in the future who are capable of making significant contributions. See "Item 6 Directors, Senior Management and Employees."

We have acquired and may continue to acquire other businesses. These acquisitions divert a substantial part of our resources and management attention and have in the past and could in the future, cause further dilution to our shareholders and adversely affect our financial results.

We acquired Smilebox in August 2011, SweetIM in November 2012, ClientConnect in January 2014, Grow Mobile in July 2014, Make Me Reach in February 2015, and Undertone in November 2015, and we may continue to acquire complementary products, technologies or businesses. Seeking and negotiating potential acquisitions to a certain extent diverts our management’s attention from other business concerns and is expensive and time-consuming. Acquisitions expose us and our business to unforeseen liabilities or risks associated with the business or assets acquired or with entering new markets. In addition, we lost and might continue to lose key employees and vendors while integrating new organizations and may not effectively integrate the acquired products, technologies or businesses or achieve the anticipated revenues or cost benefits, and we might harm our relationships with our future or current technology suppliers. Future acquisitions could result in customer dissatisfaction or vendor dissatisfaction or performance problems with an acquired product, technology or company. Paying the purchase price for acquisitions in the form of cash, debt or equity securities may weaken our cash position, increase our leverage or dilute our existing shareholders, as applicable. Furthermore, a substantial portion of the price paid for these acquisitions is typically for intangible assets. We may incur contingent liabilities, amortization expenses related to intangible assets or possible impairment charges related to goodwill or other intangible assets (which has occurred in the past) or become subject to litigation or other unanticipated events or circumstances relating to the acquisitions, and we may not have, or may not be able to enforce, adequate remedies in order to protect our Company. Moreover, acquisitions may end up in losses, unwanted results and waste of valuable resources, time and money.

In the past, we have recognized impairments in the carrying value of goodwill. Additional such charges in the future could negatively affect our results of operations and shareholders' equity.

We continue to have a substantial amount of goodwill and purchased intangible assets on our consolidated balance sheet as a result of historical acquisitions. The carrying value of goodwill represents the fair value of an acquired business in excess of identifiable assets and liabilities as of the acquisition date. The carrying value of intangible assets with identifiable useful lives represents the fair value of relationships, content, domain names and acquired technology, among other things, as of the acquisition date, and are amortized based on their economic lives. Goodwill that is expected to contribute indefinitely to our cash flows is not amortized but must be evaluated for impairment at least annually. If the carrying value exceeds current fair value as determined based on the discounted future cash flows of the related business, the goodwill or intangible asset is considered impaired and is reduced to fair value via a non-cash charge to earnings. Events and conditions that could result in impairment include adverse changes in the regulatory environment, a reduced market capitalization or other factors leading to reduction in expected long-term growth or profitability. Goodwill impairment analysis and measurement is a process that requires significant judgment. Our stock price and any control premium are factors affecting the assessment of the fair value of our underlying reporting units for purposes of performing any goodwill impairment assessment.

  In the last two years, our stock price experienced volatility and our public market capitalization decreased to a value below the net book carrying value of our equity, triggering the need for an assessment more frequently than annually. While no impairment was recorded in 2016, it is possible that another material change could occur in the future. In particular, our Undertone reporting unit is at risk for goodwill impairment based on the volatility of this business and the market within which it competes. See Item 5A. “Operating and Financial Review and Prospects-Operating Results-Critical Accounting Policies and Estimates-Goodwill.” We will continue to conduct impairment analyses of our goodwill on an annual basis, unless indicators of possible impairment arise that would cause a triggering event, and we would be required to take additional impairment charges in the future if any recoverability assessments reflect estimated fair values that are less than our recorded values. Further impairment charges with respect to our goodwill would have a material adverse effect on our results of operations and shareholders' equity in future periods.

Several shareholders may be able to control us.

As a result of the ClientConnect Acquisition, several shareholders of Conduit became significant shareholders of Perion, including three shareholders that each beneficially own more than 10% of our outstanding shares. One of these shareholders is currently a member of our board of directors. See Item 7.A for more information. To our knowledge, these shareholders are not party to a voting agreement with respect to our shares. However, should they or other large shareholders decide to act together, they may have the power to control the outcome of matters submitted for the vote of shareholders. In addition, such share ownership may make certain transactions more difficult and result in delaying or preventing a change in control of the company, unless approved by them.

Our share price has fluctuated significantly and could continue to fluctuate significantly.

 The market price for our ordinary shares, as well as the prices of shares of other Internet companies, has been volatile. Between January 2016 and March 2017, our share price has fluctuated from a high of $2.56 to a low of $0.94, and the average trading volume has been relatively low. The following factors may cause significant fluctuations in the market price of our ordinary shares:

•	fluctuations in our quarterly revenues and earnings or those of our competitors;

•
pending sales into the market due to the sale of large blocks of shares, due to, among other reasons, the expiration of any tax-related or contractual lock–ups with respect to significant amounts of our ordinary shares;

•	shortfalls in our operating results compared to levels forecast by us or securities analysts;

•	changes in our senior management;

•	changes in regulations or in policies of search engine companies or other industry conditions;

•	mergers and acquisitions by us or our competitors;

•	technological innovations;

•	the introduction of new products;

•	the conditions of the securities markets, particularly in the Internet and Israeli sectors; and

•	political, economic and other developments in Israel and worldwide.

In addition, share prices of many technology companies in general and ad-tech companies in particular fluctuate significantly for reasons that may be unrelated or disproportionate to operating results.  The factors discussed above may depress or cause volatility to our share price, regardless of our actual operating results.

Class action litigation due to share price volatility or other factors could cause us to incur substantial costs and divert our management’s attention and resources.

Historically, public companies that experience periods of volatility in the market price of their securities and/or engage in substantial transactions are sometimes the target of class action litigation. Companies in the Internet and software industry, such as ours, are particularly vulnerable to this kind of litigation as a result of the volatility of their stock prices and their regular involvement in transactional activities. In the past, we were named as a defendant in this type of litigation in connection with our acquisition of ClientConnect, and although this lawsuit was dismissed, in the future litigation of this sort could result in considerable costs and a diversion of management’s attention and resources.

Future sales of our ordinary shares could reduce our stock price.

At the closing of the ClientConnect Acquisition on January 2, 2014, we issued 54.75 million of our ordinary shares to ClientConnect’s shareholders. The ordinary shares were issued pursuant to an exemption from registration under the Securities Act and are not subject to any resale restrictions under U.S. law, except for the volume limitations under Rule 144 applicable to our affiliates. Since January 2, 2016, the resale of such ordinary shares is no longer subject to any lock-up restrictions.

As of March 1, 2017, there were outstanding an aggregate of 11,863,941 options to purchase our ordinary shares.  As these securities vest, the holders thereof could sell the underlying shares without restrictions, except for the volume limitations under Rule 144 applicable to our affiliates.

As part of the consideration for the acquisition of Grow Mobile, we issued 600,100 ordinary shares in 2014, 342,329 ordinary shares in 2015 and 2,503 ordinary shares in 2016, to the security holders of Grow Mobile. Such shares generally became freely tradable under U.S. law six months following issuance.

On February 10, 2015, as part of the consideration for the acquisition of Make Me Reach, we issued 1,437,510 ordinary shares to the security holders of Make Me Reach and an additional 18,998 ordinary shares to certain employees. On February 17, 2016, we issued to certain former Make Me Reach security holders and to certain employees an additional 288,478 ordinary shares. Such shares are generally not subject to any resale restrictions under U.S. law.

Pursuant to a registration rights undertaking described in Item 10.C "Material Contracts— J.P. Morgan Registration Rights Agreement," we have registered with the Securities and Exchange Commission 5,219,879 of our ordinary shares issued in a private placement in 2015, which may be resold by the holders thereof from time to time.

Finally, our Series L Bonds are convertible into an aggregate of approximately 3.4 million ordinary shares, at a conversion price of ILS 33.605 per share (approximately $8.74 per share as of December 31, 2016). These shares would be issued pursuant to an exemption from registration under the Securities Act and will not be subject to any resale restrictions under U.S. law, except for the volume limitations under Rule 144 applicable to our affiliates.

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

A significant portion of our costs, primarily personnel expenses, are incurred in ILS. Inflation in Israel may have the effect of increasing the U.S. dollar cost of our operations in Israel. Further, whenever the U.S. dollar declines in value in relation to the ILS, it will become more expensive for us to fund our operations in Israel. A revaluation of one percent of the ILS as compared to the U.S. dollar could impact our income before taxes by approximately $0.3 million. The exchange rate of the U.S. dollar to the ILS has been volatile in the past, increasing by approximately 12% in 2014, increasing by less than 1% in 2015, and decreasing by approximately 1% in 2016. As of December 31, 2016, we had a foreign currency net liability of approximately $31.1 million (which number includes approximately $29.8 million in long-term ILS denominated convertible bonds that we issued in Israel in September 2014), and our total foreign exchange loss was approximately $0.8 million for the year ended December 31, 2016. To assist us in assessing whether or not, and how to, hedge risks associated with fluctuations in currency exchange rates, we have contracted a consulting firm proficient in this area, and are generally implementing their proposals. However, due to market conditions, volatility and other factors, we do not always implement our consultant’s proposals in full and our consultant’s proposals do not always prove to be effective and may even prove harmful. We may incur losses from unfavorable fluctuations in foreign currency exchange rates. See "Item 11 Quantitative and Qualitative Disclosure of Market Risks" for further discussion of the effects of exchange rate fluctuations on earnings.

We do not intend to pay cash dividends.

Although we have paid cash dividends in the past, our current policy is to retain future earnings, if any, for funding growth and reducing our debt. If we do not pay dividends, long term holders of our shares will generate a return on their investment only if the market price of our shares appreciates between the date of purchase and the date of sale of our shares.

See "Item 8.A Consolidated Statements and Other Financial Information — Policy on Dividend Distribution" for additional information regarding the payment of dividends.

We are subject to ongoing costs and risks associated with complying with extensive corporate governance and disclosure requirements.

As an Israeli public company, traded on NASDAQ, we incur significant legal, accounting and other expenses. We incur costs associated with our public company reporting requirements as well as costs associated with corporate governance and public disclosure requirements, including requirements under the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the Listing Rules of the NASDAQ Stock Market, regulations of the SEC, the provisions of the Israeli Securities Law that apply to dual listed companies (companies that are listed on the Tel Aviv Stock Exchange ("TASE") and another recognized stock exchange located outside of Israel) and the provisions of the Israeli Companies Law 5759-1999 (the "Companies Law") that apply to us. For example, as a public company, we have created additional board committees and elected two external directors pursuant to the Companies Law. We have also contracted an internal auditor and a consultant for implementation of and compliance with the requirements under the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act requires an annual assessment by our management of our internal control over financial reporting of the effectiveness of these controls as of year-end. In connection with our efforts to comply with Section 404 and the other applicable provisions of the Sarbanes-Oxley Act, our management and other personnel devote a substantial amount of time, and we have hired, and may need to hire, additional accounting and financial staff to assure that we comply with these requirements. The additional management attention and costs relating to compliance with the foregoing requirements could adversely affect our financial results. See "Item 5 Operating and Financial Review and Prospects — Overview — General and Administrative Expenses" for a discussion of our increased expenses as a result of being a public company.

If we lose our foreign private issuer status under U.S. federal securities laws, we would incur additional expenses associated with compliance with the U.S. securities laws applicable to U.S. domestic issuers.

We are a foreign private issuer, as such term is defined under U.S. federal securities laws, and, therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements applicable to U.S. domestic issuers. If we lost our foreign private issuer status, we would be required to comply with the reporting and other requirements applicable to U.S. domestic issuers, which are more extensive than the requirements for foreign private issuers and more expensive to comply with.

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

As a foreign private issuer, whose shares are listed on NASDAQ, we follow certain home country corporate governance practices instead of certain NASDAQ requirements.

As a foreign private issuer, whose shares are listed on NASDAQ, we are permitted to follow certain home country corporate governance practices instead of certain requirements contained in the NASDAQ listing rules. We follow the requirements of the Companies Law in Israel, rather than comply with the NASDAQ requirements, in certain matters, including with respect to the quorum for shareholder meetings, sending annual reports to shareholders, and shareholder approval with respect to certain issuances of securities. See "Item 16.G – Corporate Governance" in this Annual Report for a more complete discussion of the NASDAQ Listing Rules and the home country practices we follow. As a foreign private issuer listed on NASDAQ, we may also elect in the future to follow home country practice with regard to other matters as well. Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules to shareholders of U.S. domestic companies.

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

If we do not satisfy the NASDAQ requirements for continued listing, our ordinary shares could be delisted from NASDAQ.

Our listing on the NASDAQ Stock Market is contingent on our compliance with the NASDAQ's conditions for continued listing. One of such conditions is maintaining a bid price for our ordinary shares of least $1.00 per share. In November 2016, the price of our ordinary shares temporarily dropped below $1.00 per share. If our ordinary shares trade for 30 consecutive business days below the $1.00 minimum closing bid price requirement, NASDAQ will send us a deficiency notice giving us 180 calendar days to regain compliance, such as by effecting a reverse share split. There is no assurance that our share price will not fall below $1.00 per share or, if it does, that we will be able to regain compliance in a timely manner. If our ordinary shares are delisted from NASDAQ, their liquidity and price may decline.

Our ordinary shares are traded on more than one market and this may result in price variations.

Our ordinary shares are traded on the NASDAQ Global Select Market and on the TASE. Trading in our ordinary shares on these markets is effected in different currencies (U.S. dollars on NASDAQ and ILS on the TASE) and at different times (resulting from different time zones, different trading days per week and different public holidays in the United States and Israel). Consequently, the trading prices of our ordinary shares on these two markets often differ, resulting from the factors described above as well as differences in exchange rates and from political events and economic conditions in the United States and Israel. Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

Risks related to our Technological Environment

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

If we fail to detect or prevent suspicious traffic or other invalid traffic or engagement with our ads, or otherwise prevent against malware intrusions, we could lose the confidence of our advertisers, damage our reputation and be responsible to make-good or refund demands, which would cause our business to suffer.

Our business relies on delivering positive results to our advertisers and their consumers. We are exposed to the risk of fraudulent or suspicious impressions, clicks or conversions that advertisers may perceive as undesirable.  Such fraudulent activities may occur when a software program, known as a bot, spider or crawler, intentionally simulates user activity causing impressions, ad engagements or clicks to be counted as real users. Such malicious software programs can run on single machines or on tens of thousands of machines, making them difficult to detect and filter.

If fraudulent or other malicious activity is perpetrated by others, and we are unable to detect and prevent it, the affected advertisers may experience or perceive a reduced return on their investment. High levels of invalid or fraudulent activity could lead to dissatisfaction with our advertising services, refusals to pay, refund or make-good demands, or withdrawal of future business. Any of these occurrences could damage our brand and lead to a loss of our revenue.

A loss of the services of our technology vendors could adversely affect execution of our business strategy.

Should some of our technology vendors terminate their relationship with us, our ability to continue the development of some of our products could be adversely affected, until such time that we find adequate replacement for these vendors, or until such time that we can continue the development on our own.

We may not be able to enhance our platform to keep pace with technological and market developments in our evolving industry.

To keep pace with technological developments, satisfy increasing developer requirements, maintain the attractiveness and competitiveness of our advertising solutions and ensure compatibility with evolving industry standards, we will need to regularly enhance our platform and develop and introduce new services on a timely basis. We also must update our software to reflect changes in advertising networks' application programming interfaces ("APIs"), technological integration and terms of use. The success of any enhancement or new solution depends on several factors, including timely completion, adequate quality testing, appropriate introduction and market acceptance. Our inability, for technological, business or other reasons, to timely enhance, develop, introduce and deliver compelling advertising services in response to changing market conditions and technologies or evolving expectations of advertisers or consumers could hurt our ability to grow our mobile marketing business.

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

Errors, failures or defects in products released by us could result in negative publicity, product returns, make-goods, refunds, loss of or delay in market acceptance of our products, loss of competitive position or claims by customers. Alleviating any of these problems could require significant expense and resources and could cause interruptions to our products.

We depend on third party Internet and telecommunication providers to operate our websites and web-based services. Temporary failure of these services, including catastrophic or technological interruptions, would materially reduce our revenues and damage our reputation, and securing alternate sources for these services could significantly increase our expenses and be difficult to obtain.

Our third-party Internet and telecommunication providers may experience disruptions, which would reduce our revenues and increase our costs. We also rent the services of approximately 400 servers located around the world, mainly through Amazon Web Services. While we believe that there are many alternative providers of hosting and other communication services available to us, the costs associated with any transition to a new service provider could be substantial. Furthermore, although we maintain back-up systems for most aspects of our operations, we could still experience deterioration in performance or interruption in our systems, delays, and loss of critical data and registered users and revenues.

Our backup systems are also not fully redundant and our disaster recovery planning may not be sufficient for all eventualities. In addition, we may have inadequate insurance coverage to compensate us for losses from a major interruption. Furthermore, interruptions in our website could materially impede our ability to attract new companies to advertise on our website and to maintain relationships with current advertisers. Difficulties of this kind could damage our reputation, be expensive to remedy and curtail our growth.

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

Risks related to Regulatory Changes

Regulatory, legislative, or self-regulatory developments relating to e-commerce, Internet advertising, privacy and data collection and protection, and uncertainties regarding the application or interpretation of existing laws and regulations, could harm our business.

Our business is conducted through the Internet and therefore, among other things, we are subject to the laws and regulations that apply to e-commerce and online businesses around the world. These laws and regulations are becoming more prevalent in the United States, Europe, Israel, Canada and elsewhere and may impede the growth of the Internet and consequently our services. These regulations and laws may cover user privacy, data collection and protection, location of data storage and processing, content, use of "cookies," access changes, "net neutrality," pricing, advertising, distribution of "spam," intellectual property, distribution of products, protection of minors, consumer protection, taxation and online payment services.

Many areas of the law affecting the Internet remain largely unsettled, even in areas where there has been some legislative action. This uncertainty can be compounded when services hosted in one jurisdiction are directed at users in another jurisdiction. For instance, European data protection rules may apply to companies which are not established in the European Union. The anticipated General Data Protection Regulation (expected to go take effect in May 2018) will likely have an even wider territorial scope and more stringent user consent requirements. Further, it will include stringent operational requirements for companies that process personal data and will contain significant penalties for non-compliance. Also in other relevant subject matters, such as cyber security, e-commerce, copyright and cookies, new European initiatives have been announced by the European regulators. To further complicate matters in Europe, member States have some flexibility when implementing European Directives, which can lead to diverging national rules.  Similarly, there have been laws and regulations adopted in Israel and throughout the United States that would impose new obligations in areas such as privacy, in particular protection of personally identifiable information, and liability for copyright infringement by third parties. Therefore, it is difficult to determine whether and how existing laws, such as those governing intellectual property, privacy, data collection and protection, libel, marketing, data security and taxation, apply to the Internet and our business.

Due to rapid changes in technology and the inconsistent interpretations of privacy and data protection laws, we may be required to materially change the way we do business. For example, we may be required to implement physical, administrative and technological security measures that differ from those we have now, such as different data access controls or encryption technology. In addition, we use cloud-based computing, which is not without substantial risk, particularly at a time when businesses of almost every kind are finding themselves subject to an ever- expanding range of state and federal data security and privacy laws, document retention requirements, and other standards of accountability. Compliance with such existing and proposed laws and regulations can be costly and can delay, or impede the development of new products, result in negative publicity, increase our operating costs, require significant management time and attention and subject us to inquiries or investigations, claims or other remedies, including fines or demands that we modify or cease existing business practices.

In addition to compliance with government regulations, Undertone voluntarily participates in several trade associations and industry self-regulatory groups that promulgate best practices or codes of conduct relating to digital advertising, including the Internet Advertising Bureau, the Network Advertising Initiative and the Digital Advertising Alliance. We could be adversely affected by new or altered self-regulatory guidelines that are inconsistent with our current practices or in conflict with applicable laws and regulations in the United States, Europe, Israel and other regions where we do business. If we fail to abide by or are perceived as not operating in accordance with industry best practices or any industry guidelines or codes with regard to privacy or the provision of Internet advertising, our reputation may suffer and we could lose relationships with both buyers and sellers.

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

Although we strive to comply with the applicable laws and regulations and use our best efforts to comply with the evolving global standards regarding privacy and inform our customers of our business practices prior to any installations of our product and use of our services, it is possible that these laws may be interpreted and applied in a manner that is inconsistent with our data collection, use and preservation practices or that it may be argued that our practices do not comply with other countries' privacy and data protection laws and regulations. In addition to the possibility of fines, such a situation could result in the issuance of an order requiring that we change our data collection or retention practices, which in turn could have a material adverse effect on our business. See "Item 4.B Business Overview — Government Regulation" for additional discussion of applicable regulations.

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

Risks Related to our Intellectual Property

Our proprietary information and intellectual property may not be adequately protected and thus our technology may be unlawfully copied by or disclosed to other third parties.

We regard the protection of our proprietary information and technology and other intellectual property as critical to our success.  We strive to protect our intellectual property rights by relying on contractual restrictions, trade secret law and other common law rights, as well as federal and international intellectual property registrations and the laws on which these registrations are based. However, the technology we use and incorporate into our offerings may not be adequately protected by these means.

We generally enter into confidentiality and invention assignment agreements with our employees and contractors, and confidentiality agreements with parties with whom we conduct business, in order to limit access to, and the disclosure and use of, our proprietary information.  However, we may not be successful in executing these agreements with every party who has access to our confidential information or contributes to the development of our intellectual property.  In addition, those agreements that we do execute may be breached, and we may not have adequate remedies for any such breach.  Further, these contractual arrangements and the other steps we have taken to protect our intellectual property may not prevent the misappropriation of our intellectual property and/or trade secrets, or deter independent development of similar intellectual property by others.

In addition, there is no assurance that any existing or future patents or trademarks will afford adequate protection against competitors and similar technologies. Our intellectual property rights may be challenged, invalidated, or circumvented by others or invalidated through administrative process or litigation.  Effective trademark and patent protections are expensive to develop and maintain, as are the costs of defending our rights.   Further, we cannot assure you that competitors will not infringe our patents or trademarks, or that we will have adequate resources to enforce our rights.

Third party claims of infringement or other claims against us could require us to redesign our products, seek licenses, or engage in costly intellectual property litigation, which could adversely affect our financial position and our ability to execute our business strategy.

Given the competitive and technology-driven nature of the digital advertising industry, companies within our industry often design and use similar products and services, which may lead to claims of intellectual property infringement and potentially litigation.  We have been, and in the future may be, the subject of claims that our solutions and underlying technology infringe or violate the intellectual property rights of others. Regardless of whether such claims have any merit, these claims are time-consuming and costly to evaluate and defend, and the outcome of any litigation is inherently uncertain.  Our business may suffer if we are unable to resolve infringement or misappropriation claims without major financial expenditures or adverse consequences.

If it appears necessary or desirable, we may seek to obtain licenses to use intellectual property rights that we are allegedly infringing, may infringe or desire to use. Although holders of these types of intellectual property rights often offer these licenses, we cannot assure you that licenses will be offered or that the terms of any offered licenses will be acceptable to us. Our failure to obtain a license for key intellectual property rights such as these from a third party for technology or content, sound, or graphic used by us could cause us to incur substantial liabilities and to suspend the development and sale of our products. Alternatively, we could be required to expend significant resources to re-design our products or develop non-infringing technology. If we are unable to re-design our products or develop non-infringing technology, our revenues could decrease and we may not be able to execute our business strategy.

On December 22, 2015, Adtile Technologies Inc. filed a lawsuit against Perion and Undertone alleging, inter alia, that Undertone’s UMotion advertising format, “hand phone” image, and use of the full tilt library infringes on its intellectual property. On February 3, 2016, Adtile Technologies Inc. filed a motion for preliminary injunction to, inter alia, prevent Undertone from creating or selling motion-activated advertisements. On June 23, 2016, the court denied Adtile’s motion for a preliminary injunction. On June 24, 2016, the court (i) granted Perion’s motion to dismiss and (ii) granted Undertone’s motion to stay the action and compel arbitration.  If we do not prevail in this case, we may incur monetary damages and/or be prohibited from using certain intellectual property.

We may also become involved in litigation in connection with the brand name rights associated with our Company name or the names of our products. We do not know whether others will assert that our Company name or any of our brands name infringe(s) their trademark rights. In addition, names we choose for our products may be alleged to infringe names held by others. If we have to change the name of our Company or products, we may experience a loss in goodwill associated with our brand name, customer confusion and a loss of sales. Any lawsuit, regardless of its merit, would likely be time-consuming, expensive to resolve, and require additional management time and attention.

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

As a result of the use of open source software, we could be subject to suits by parties claiming ownership of what they believe to be their proprietary code or we may incur expenses in defending claims alleging non-compliance with certain open source code license terms. In addition, third party licensors do not provide intellectual property protection with respect to the open source components of their products, and we may be unable to be indemnified by such third-party licensors in the event that we or our customers are held liable in respect of the open source software contained in such third party software. If we are not successful in defending against any such claims that may arise, we may be subject to injunctions and/or monetary damages or be required to remove the open source code from our products. Such events could disrupt our operations and the sales of our products, which would negatively impact our revenues and cash flow.

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

Risks Related to the Geographical Location of our Operations

Our business is significantly reliant on the North American market. Any material adverse change in that market could have a material adverse effect on our results of operations.

Our revenues have been concentrated within the North American market, accounting for approximately 81% of our revenues for 2016. A significant reduction in the revenues generated in such market, whether as a result of a recession that causes a reduction in advertising expenditures generally or otherwise, which causes a decrease in our North American revenues, could have a material adverse effect on our results of operations.

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

Furthermore, because a significant portion of our assets and investments, and substantially all of our directors, officers and Israeli external experts are located outside the United States, any judgment obtained in the United States against us or any of them may be difficult to collect within the United States.

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

Additional details are provided in "Item 5 – Operating and Financial Review and Products" under the caption "Taxes on income," in "Item 10 – Additional Information" under the caption "Israeli taxation, foreign exchange regulation and investment programs" and in Note 14 to our Financial Statements.

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

We believe that in 2016 we were not a PFIC. Whether we are a PFIC is based upon certain factual matters such as the valuation of our assets. In calculating the value of our assets, we value our total assets, in part, based on our total market capitalization. We believe this valuation approach is reasonable. There is no assurance whether the IRS will challenge our valuations. If the IRS were to successfully challenge such valuations, we may potentially be classified as a PFIC for the 2016 taxable year or prior taxable years. Furthermore, there can be no assurance that we will not become a PFIC in the future. See a discussion of our PFIC status in Item 10.E under "U.S. Federal Income Tax Considerations – Passive Foreign Investment Company Considerations."

ITEM 4.                 INFORMATION ON THE COMPANY

A.            HISTORY AND DEVELOPMENT OF THE COMPANY

Our History

We were incorporated in the State of Israel in November 1999 under the name Verticon Ltd., changed our name to IncrediMail Ltd. in November 2000 and in November 2011 changed our name to Perion Network Ltd. We operate under the laws of the State of Israel. Our headquarters are located at 26 HaRokmim Street, Holon 5885849, Israel. Our phone number is 972-73-3981000. Our website address is www.perion.com. The information on our website does not constitute a part of this annual report. Our agent for service in the United States is Intercept Interactive Inc. d/b/a Undertone, which is located at 340 Madison Avenue, 8th Floor, New York, NY 10173-0899.

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

Principal Capital Expenditures

In 2014, capital expenditures consisted of $10.9 million for leasehold improvements and furnishing related to our new headquarters office in Holon, as well as investments in computer hardware and software. In 2015 and 2016, capital expenditures consisted of $2.0 million and $1.5 million, respectively, mainly from the acquisition of computer systems and software applications.

In 2017, we expect to continue our growth strategy of acquiring products and businesses, in addition to organic capital investments. Our organic investments are expected to consist primarily of acquiring computer hardware, software, peripheral equipment and installation, all of which are expected to be financed by our existing resources. We currently expect that outside of possible acquisitions of products and companies, our capital expenditures will be approximately at the same level as in 2016. To date, we have financed our general capital expenditures with cash generated from operations and debt and equity financings.  To the extent we acquire new products and businesses, these acquisitions may be financed by any of, or a combination of, cash generated from operations, or issuances of equity or debt securities.

Recent Developments

Undertone Acquisition

On November 30, 2015, we executed an Agreement and Plan of Merger (the “Merger Agreement”) according to which we completed the acquisition of Interactive Holding Corp., a Delaware corporation, and its subsidiaries (collectively referred to as "Undertone") for a final purchase price of $119.8 million pursuant to an amendment to the Merger Agreement described below. Total consideration was comprised of $89.1 million paid in cash at closing, $3.0 million to be paid in installments over the period ending September 2017, for which a liability of $2.8 million was recorded at fair value ($1.0 million was paid in 2016); $5.9 million deferred payments primarily excess tax advances (out of which $5.3 million was paid in 2016), a $20.0 million deferred consideration payment, bearing 10% annual interest, to be paid in November 2020, and $16.0 million retained as a holdback to cover potential claims until May 2017. On August 2, 2016, we executed an amendment to the Merger Agreement, pursuant to which we paid $22.0 million and eliminated approximately $36.0 million of obligations ($35.5 million at fair value). Under said amendment, we reserved our right to claim indemnification only for certain material potential claims until May 2017.

Concurrently with the closing, Undertone entered into a new secured credit agreement with its existing lenders for $50.0 million, due in quarterly installments from March 2016 to November 2019. On March 4, 2016, Undertone entered into an amendment to the secured credit agreement. The amendment to the credit agreement adds a $10.0 million revolving loan facility. Additionally, the amendment postpones the commencement date of a few of Undertone’s undertakings and covenants and increases Undertone’s ability to invest in some of its subsidiaries.  In addition, on May 8, 2016, Undertone entered into a second amendment to the secured credit agreement further postponing the commencement of some of Undertone’s undertakings. Furthermore, on October 7, 2016, Undertone entered into a third amendment reducing the revolving loan facility amount to $2.5 million and amending financial covenants. As of December 31, 2016, the unpaid balance of the secured credit facility was $42.5 million.

The credit agreement is not guaranteed by Perion, but it is secured by a pledge on Perion's indemnification rights under the Undertone acquisition agreement. In connection with the acquisition, 1,131,000 options to purchase ordinary shares were granted to employees of Undertone and remain outstanding as of March 1, 2017, and a warrant to purchase 200,000 ordinary shares to a third-party vendor that provides development services to Undertone.

During July 2016, Mr. Corey Ferengul stepped down as Chief Executive Officer of Undertone. After an interim period in which our former Chief Executive Officer also served as Undertone’s Chief Executive Officer, on October 2016, our Chief Strategy and Development Officer, Mr. Robert Schwartz was appointed as Undertone’s President.

Private Placement

On December 3, 2015, we completed a private placement of 4,436,898 ordinary shares for gross proceeds of $10.125 million pursuant to a securities purchase agreement with J.P. Morgan Investment Management Inc., as investment advisor to the National Council for Social Security Fund and 522 Fifth Avenue Fund L.P. (collectively referred to as the "Investors"). The purchase price per share was $2.282, which was the average closing price of an ordinary share on the Nasdaq Global Select Market for the 30 trading days ending on December 1, 2015. According to a one-time price adjustment mechanism in the securities purchase agreement, on September 1, 2016, the per share purchase price was adjusted downward by 15%, and we issued to the Investors 782,981 additional ordinary shares for no additional consideration.

In connection with the private placement, we entered into a registration rights agreement with the Investors pursuant to which we granted to the Investors certain registration rights related to the ordinary shares issued in the private placement. The Investors' shares were registered for resale on a shelf registration statement on Form F-3 on March 31, 2016.  We also agreed to other customary obligations regarding registration, including indemnification and maintenance of the applicable registration statement.

      Bank Leumi credit facility

On November 22, 2015, we borrowed $19.9 million under a new credit facility from LeumiTech, the technology banking arm of Bank Leumi le-Israel B.M. The credit facility was secured by a lien on the accounts receivable of ClientConnect Ltd., an Israeli subsidiary, from its current and future business clients and was guaranteed by Perion. The credit facility matured and was repaid in November 2016, and we have secured a new credit facility of $7 million from LeumiTech, under similar terms. As of December 31, 2016, this credit facility was fully drawn down, and it was subsequently fully repaid during January 2017.

      Growmobile Engagement Sale

      On March 17, 2016, we decided to discontinue the operations of the engagement product of Growmobile business (“GME”) and to redeploy certain parts of the mobile marketing platform so that it will no longer function as an independent business. On July 25, 2016, we executed an Asset Purchase Agreement, pursuant to which we sold the GME business operation, including the intellectual property, know-how and technology primarily related to GME, for $1.75 million.

      Chief Executive Officer Replacement

      On September 27, 2016, we announced that Josef Mandelbaum, serving as our Chief Executive Officer since July 2010, will be leaving his position after a transition period of up to several months. On January 23, 2017, our board of directors appointed Mr. Doron Gerstel as Chief Executive Officer, effective April 2, 2017. From January 23, 2017 to April 1, 2017, our Chief Financial Officer, Mr. Yacov Kaufman, also serves as interim Chief Executive Officer.

B. BUSINESS OVERVIEW

General

        Perion is a global technology company that delivers high-quality advertising solutions to brands and publishers. Perion is committed to providing outstanding execution, from high-impact ad formats to branded search and a unified social and mobile programmatic platform.

Overview

Our Undertone business specializes in providing digital advertising solutions for the world’s leading brands, agencies and publishers. We provide our customers with high-quality, cross-screen digital advertising through desktop, mobile (web and app) and social channels across a portfolio of media properties. Our ad formats, coupled with award-winning creative, are designed to attract and engage audiences, helping brands connect to consumers and drive business results. We leverage our proprietary technology platform to provide our customers with a full range of tools and capabilities that enable the right creative product is delivered to the right audience at the right time. Our customers receive dedicated support throughout the full campaign cycle, including planning, creative services, client solutions, campaign management, performance and insights. We have long-standing relationships with major brands and advertising agencies across the United States and Europe.

Our proprietary social marketing platform offers a dashboard for marketers that makes media buying more efficient on Facebook, Instagram, Twitter and other social networks and platforms.

With our social marketing platform, customers can acquire users from the industry’s top-performing social traffic sources including Facebook, Twitter and Instagram, and can access their performance data and revenue information in one place, enabling them to make better, quicker and more intelligent decisions and helping mobile application advertisers improve user acquisition, maximize their return on investment and ultimately meet their business goals. The platform allows advertisers to control their marketing expenditures, planning and strategy in-house and utilize the technical tool to create better operational marketing efficiencies. We offer our customers the opportunity to easily and efficiently increase their expenditures, reduce churn and improve retention through engagement campaigns. Customers also receive ongoing analysis and optimization of their campaigns for increased return on investment and scaling of their key performance indicator goals.

While we focus on the advertising market, we continue to generate significant revenues and profits by providing search-based monetization solutions for our publishers with enhanced analytics capabilities to track and monitor their business performance. From the end user perspective, we enable users to configure their browser settings through the search setting dialogue so they are powered by our search-engine partners. Publishers can choose to implement our solution into or with their products and services (mobile and desktop) and to monetize their users’ search assets.

Our search related products enable end users to, among other things, replace their search assets with ours, where users may conduct searches or follow links to advertisements that advertisers may display. They also allow publishers the ability to set up syndicated searches on their individual websites and to monetize their users’ other search assets. In addition, we are still generating a small portion of our revenues through our toolbar platform, which allows publishers to create, implement and distribute web browser toolbars, as well as through our consumer products; Smilebox, a leading photo sharing and social expression product, and IncrediMail, a unified messaging application that enables consumers to manage multiple email accounts in one place with an easy-to-use interface and extensive personalization features. Currently these products account for only 5% of our revenues and are profitable. Our consumer products are currently available in seven languages in addition to English. Prices and license fees for our premium products range between $5 and $50, varying based on market, length of license period and whether the products are offered together.

Markets

In general, we work with advertising agencies, advertisers, publishers and other inventory suppliers, and search partners. While we work with some advertisers directly, our primary advertising customers are advertising agencies, who are paid by brand advertisers to develop their media plans. We work with these advertisers and agencies to plan, design, deliver, manage, and measure their digital advertising campaigns.

We generally do not enter into long term contracts with our advertising customers. We charge customers variable rates based on ad formats, campaign complexity, and creative requirements. We then engage in a consultative sales process to determine the best offering for that customer. Our customers generally purchase our products based on impressions served for each ad type, either using traditional insertion orders, or alternatively, programmatically, with options for managed service or self-service. Programmatic customers have access to the same ad formats as traditional customers but can leverage programmatic direct delivery in order to increase automation and efficiency of their campaigns. All our advertising customers receive support throughout the campaign cycle, with service and support teams including planning, client solutions, campaign management, performance, and insights.

In the past, we generated the majority of our revenues from services agreements with our search partners. Search-generated revenues accounted for 85% and 78% of our revenues in 2014 and 2015, respectively. In 2016, as we shifted our focus to advertising outside of search, search-generated revenues accounted for 50% of our revenues, and we expect this percentage to continue to decline in the future as the other revues grow.  Through our search technology, including syndication, we offer end users the ability to search the Internet via easily embedded search boxes powered by premium search companies, including Microsoft, Google and Yahoo, and depending on the search partner powering the search and the location in which the search was initiated, we receive either a fixed price, pay-per-search fee or portion of the revenues generated by these companies through the search process.

We are currently one of the largest redistributors of search monetization in the United States and while we generate substantially all our search revenues through our relationship with Microsoft Bing, we have agreements with the three major search engine companies in the United States. Our agreement with Microsoft is for a three-year term, from January 1, 2015 through December 31, 2017, and upon mutual agreement, the agreement may be renewed for an additional 12-month period, until the end of 2018. In the past, the fees payable by Microsoft under the Microsoft Agreement were payable based on either a fixed price, pay-per-search basis that is tied to the number of searches conducted by end users, or in certain instances on a share of the revenue generated as a result of searches conducted by end users who utilize the search engine that appears on toolbars created by publishers through our platform or through other search related products. The fees payable by Microsoft have varied annually over the term of the agreement, decreasing significantly in 2013 and 2014, as compared to 2011 and 2012. As of 2015, the fees payable by Microsoft under our 2015 agreement with Microsoft are payable based on a share of the revenue generated as a result of searches conducted by end users who utilize the search engine that appears on our product, the publisher’s product, search assets and websites.

While substantially inactive, we entered into an agreement with Google, effective as of July 1, 2015, and which will expire on April 30, 2017.  We also have an agreement with Yahoo, which is in effect until July 18, 2017.

Strategy

Our goal through our advertising offering is to be the leader in high-quality advertising solutions that cut through the digital clutter and deliver messages that stand out to consumers, through innovative and engaging ad units. To address all of our customers’ digital advertising needs with a comprehensive solution, we offer “high impact” ad units as well as standard and non-standard ad formats in desktop, mobile (web and app), and social channels. We define “high impact” as advertising that captures the attention of consumers, including video and non-standard rich media features and functionalities.

The key components to our advertising solutions are:

Creative Ad Units

We offer our clients creative ad units that capture consumer attention, as well as functionality that drives consumer engagement. We have an in-house full-service creative team that works with clients to design, build and execute custom ad campaigns.

Our formats, each with a suite of interactive features, can be deployed across desktop, mobile and tablet (“cross-screen”) and through web, app and social channels, depending on the specific needs of the customer.  Most of these are our proprietary formats.  We use HTML5 and responsive design to detect device type and screen size in order to deliver a seamless advertising experience across screens. Other proprietary formats leverage mobile-native functionality such as tap, swipe, shake and tilt in order to deliver an engaging consumer experience.

Quality Media

In order to be effective, advertisements must be delivered in media environments that reach the right audiences. We hand-pick a broad portfolio of premium media properties that are rigorously vetted using quantitative and qualitative criteria. Qualified publishers are then put through a certification process to ensure proper delivery of our formats. Approved publishers are placed on Undertone’s “Green List” and are subsequently continuously monitored for inappropriate content and suspicious traffic.

Proprietary Technology Platform

Our proprietary technology platform supports our mission of delivering high-quality digital experiences for our clients. Key features of our platform include:

•	HTML5-based ad creation platform and production tools that allow for the rapid creation of high impact creative ads and the development of new ad formats.

•	Programmatically enabled buying and selling, allowing our clients to increase efficiency and campaign flexibility.

•	Brand safety and quality filters to help ensure our clients’ messages are placed in the safe, appropriate and on-brand environments.

•	The Undertone Data Management System (UDMS), which enables us to capture, process and analyze data associated with ad campaigns in order to deliver better results to our clients.

•	An ad delivery and decision-making engine that enables us to deliver sophisticated pacing and performance monitoring as we execute campaigns.

Service and Support

We provide our clients with service and support before, during and after the campaign cycle.  Our sales, client solutions, and planning teams utilize a consultative, solutions-driven approach in order to develop the appropriate campaign strategy for each individual client. Our campaign management and performance teams oversee all aspects of client campaigns in order to ensure that they meet the clients’ objectives.  Finally, our research and insights team provides clients with campaign results, key performance metrics and critical analysis in order to provide useful feedback to clients.

Innovation

To maintain our edge and innovative offering, we must continue to develop new solutions and services for our clients.  To accomplish this, we have an in-house research and development team. This team researches, prototypes and tests emerging technology in order to determine how best to reach and influence consumers. The team also conducts research studies of consumer interactions with ad formats, features and functionalities to determine preferences and usage behavior.

Our innovation team focuses on three types of innovations:

•	Near-term innovations, which may be brought to market in less than a year and typically represent advances to existing capabilities;

•	Mid-term innovations, which may be brought to market in one to two years and typically represent new concepts; and

•	Long-term innovations, which have a 2+ year time horizon, that we believe may have a material impact on our digital advertising capabilities and/or the digital advertising industry generally.

With the solutions we provide to our publisher partners, in the turbulent marketplace we currently act in, we differentiate ourselves by providing solutions with three major advantages:

•
provide a user-friendly monetization solution, which enables them to engage users, by providing quality software, while creating monetization through, user friendly, non-intrusive and transparent means;

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

We provide a broad spectrum of solutions for our clients' monetization challenges. We offer clients tailored and engaging advertising solutions for web content publishers, thereby further increasing monetization opportunities.

Through our search agreements with the world's leading search providers we enable our clients to monetize their search assets. Publishers and developers may incorporate a search box, generic or tailored to the publisher’s offering, that is powered by our search providers, who in turn pay us fees for searches emanating from such search boxes. Depending on the payment model adopted, we pay our clients a fee on a pay-per-search or revenue sharing basis for search activity emanating from the incorporated search boxes.

Products under Development

Our research and development activities are primarily conducted internally, focusing on the development of new high impact ad formats and platform-based solutions that will offer developers (i) standout brand experience (ii) effective distribution tools, (iii) increased monetization capabilities through content, and (iv) enhanced optimization via powerful, reliable, and easy-to-use analytics. Additionally, we focus our research and development efforts on developing new products and improving existing products through software updates and upgraded features. Our Research & Development department is divided into groups based on scientific disciplines and types of applications and products.

Breakdown of Revenues

Our search monetization solutions, advertising and other, are distributed and sold throughout the world in more than 100 countries. The following table shows the revenues, presented in our statement of operations, generated by territory in the years ended December 31, 2014, 2015 and 2016.

	2014		2015		2016
	Search and other Revenues	Advertising Revenues	Search and other Revenues	Advertising Revenues	Search and other Revenues	Advertising Revenues
Tier 1 – North America	78%	69%	79%	75%	75%	89%
Tier 2 – Europe	17%	23%	18%	22%	20%	9%
Tier 3 - Other	5%	8%	3%	3%	5%	2%
Total	100%	100%	100%	100%	100%	100%

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

As a major part of our revenues stem from our offering of search properties, we compete with search engine providers themselves such as Google, Microsoft, Yahoo, Ask and others. We also compete with many other companies offering consumer software, albeit totally different software, utilizing the same strategy, to offer their search properties, such as Interactive Corporation, AOL, InfoSpace and others.

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

For example, we are subject to U.S. federal and state laws regarding copyright infringement, privacy and protection of user data, many of which are subject to regulation by the Federal Trade Commission. These laws include the Digital Millennium Copyright Act, which aims to reduce the liability of online service providers for listing or linking to third-party websites that include materials that infringe copyrights or the rights of others, and other federal laws that restrict online service providers’ collection of user information on minors as well as distribution of materials deemed harmful to minors. Many U.S. states, such as California, are adopting statutes that require online service providers to report certain security breaches of personal data and to report to consumers when personal data will be disclosed to direct marketers. There are also a number of legislative proposals pending before the U.S. Congress and various state legislative bodies concerning data protection which could affect us. The interpretation of data protection laws, and their application to the Internet, is unclear and in a state of flux. There is a risk that these laws may be interpreted and applied in conflicting ways and in a manner that is not consistent with our current data protection practices.

Foreign data protection, privacy and other laws and regulations may affect our business, and such laws can be more restrictive than those in the United States. For example, in Israel, privacy laws require that any request for information for use or retention in a database be accompanied by a notice that indicates: whether a person is legally required to disclose such information or that such disclosure is subject to such person’s consent; the purpose for which the information is requested; and to whom the information is to be delivered. A breach of privacy under such laws is considered a civil wrong and subject to a significant fines and civil damages. Certain violations of the law are considered criminal offences punishable by imprisonment. In the European Union, similar data protection rules exist as well was privacy legislation restricting the use of cookies and similar technologies. Subject to some limited exceptions, the storing of information, or the gaining of access to information already stored, in the terminal equipment of a subscriber or user is only allowed on condition that the subscriber or user concerned has given his or her informed consent.  Further, the new General Data Protection Regulation, which is expected to take effect in or by May 2018, will likely have an even wider territorial in scope and more stringent user consent requirements. Further, it will include stringent operational requirements for companies that process personal data and will contain significant penalties for non-compliance. Also in other relevant subject matters such as cyber security, e-commerce, copyright and cookies new European initiatives have been announced by the European regulators. To further complicate matters in Europe, Member States have some flexibility when implementing European Directives which can lead to diverging national rules.

Because our services are accessible worldwide, certain foreign jurisdictions may claim that we are required to comply with their laws, including in jurisdictions where we have no local entity, employees or infrastructure.

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

D.            PROPERTY, PLANTS AND EQUIPMENT

Our headquarters are located in Holon, Israel. We lease approximately 101,500 square feet, out of which we currently sublease approximately 33,820 square feet. The lease expires in 2024, with an option to extend for two additional two-year periods. Annual cost is approximately $1.7 million.

We lease approximately 88,000 square feet in various locations in the United States. Our primary locations, and their principal terms, are as follows:

	Square feet	Annual Rent for 2017 in US$ in thousands	Lease expires on (not including options)
New York, New York	51,182	$2,511	2021
San Francisco, California	13,452	$836	2022
Redmond, Washington	8,300	$197	2021
Chicago, Illinois	7,943	$152	2018

In addition, we lease offices in various locations throughout Europe. Our primary locations, and their principal terms, are as follows:

	Square feet	Annual Rent for 2017 in US$ in thousands	Lease expires on (not including options)
London, England	4,361	$134	2022
Paris, France	5,000	$183	2017

We recently signed a lease for a new location in Paris, replacing the location that was set to expire. The new location has 6,200 square feet, has annual rent of $0.4 million and expires in 2019. We believe that our current facilities are more than adequate to meet our current needs, and we believe that suitable additional space will be available as needed to accommodate ongoing operations and any such growth.

We own approximately 500 servers located in Israel, Europe and the United States. We also rent the services of approximately 400 additional servers located around the world, approximately 330 of which are rented mainly through Amazon Web Services and approximately 70 of which are rented through Rackspace Hosting located in the United States.  Our servers include mainly web servers, application servers, data collection servers, data storage servers, data processing servers, mail servers and database servers. Bezeq and Cellcom Israel Ltd. provide our Internet and related telecommunications services in Israel, including hosting and co-location facilities, needed to operate our websites. Bezeq is Israel’s largest provider of such services and is a member of Bezeq Group, Israel’s incumbent national telecommunications provider. In the United States CenturyLink, and in Europe Evoswitch, are our co-location providers. Our Internet Service Providers ("ISPs") are CenturyLink, NTT Communication, Level3 Communication and Colt. Bezeq and Cellcom are the two largest providers of such services in Israel. All other ISPs are tier-1 worldwide providers in this area. For our Undertone business, (1) Rackspace Hosting provides our Internet and related telecommunications services in Dallas, Texas and Virginia data centers in the United States, and (2) Internap provides Internet and related telecommunication services to our co-located data centers in Europe and the United States which are needed to operate our websites. Rackspace Hosting, Amazon Web Services and Internap are some of the largest providers of such services in the United States.  All co-location and telecommunication services are provided through standard purchase orders and invoices. We add servers and expand our systems located at their facilities as our operations require. We believe there are many alternative providers of these services both within and outside of Israel.

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

Our headquarters and primary research and development facilities are located in Israel, we have our primary sales office in the United States and several other offices located in Europe.

Our search monetization product served 383 million average monthly queries in 2016, with 185 million being generated in United States. This level of activity makes us one of the larger search service providers in the U.S. market.

This business declined signifcantly since its high in 2014, due to industry changes and as a result of our significantly reducing investment in acquiring new customers and being more selective in choosing our partners since the second half of 2014.  We reduced this investment as a result of two strategic decisions. The first was to become more selective in the companies we are willing to partner with, focusing on those that promote a more positive user experience, in line with our strategy, and those that can and do comply with the standards and policies introduced by the search engine companies, Google and Microsoft Bing. The second strategic decision, in order to reduce our financial risk, was to discontinue up-front, payment-per-install relationships, a method contingent on our ability to estimate the future revenues and that suffered from the lack of visibility inherent in an ever changing environment. In its stead, we instituted relationships based on sharing the revenue generated by the end users as the revenue is generated. While this new method did reduce our profit margins somewhat, it resolved the risk of paying up-front marketing costs that may not have a positive return.

As a result of the regulations instituted by the search engine, browser and operating system companies on the desktop and the increasing trend away from desktop downloadable software and towards mobile platforms, which inherently have very much reduced opportunities for monetization through the redistribution of search services, we are unable to grow our desktop monetization business. And while it continues to generate significant profits and cash flow, we currently expect it to decline slowly over time.

We therefore have been focusing our growth efforts in delivering high-quality advertising solutions to brands and publishers through Undertone.

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

The following describes the nature of our principal items of income and expense:

Revenues

We generate our revenues primarily from two major sources: (i) search-generated and other revenues; and (ii) advertising. The following table shows our revenues by category (in thousands of U.S. dollars):

	Year Ended December 31,
	2014	2015	2016
Search and other	$343,655	$188,897	$172,683
Advertising	45,076	32,053	140,111
Total Revenues	$388,731	$220,950	$312,794

In 2015, revenues decreased by 43% compared to 2014, primarily as a result of our decision to dramatically reduce customer acquisition costs starting from the third quarter of 2014.  This decision reduced the tail of revenues going into 2015, as well as reduced ongoing revenues from the revenue share model. In 2016, revenues increased by 42% compared to 2015, primarily due to the acquisition of Undertone in the fourth quarter of 2015.

Cost of Revenues

Cost of revenues consists primarily of salaries and related expenses, license fees, amortization of acquired technology and payments for content and server maintenance.  In 2016 cost of revenues increased primarily due to the costs associated with Undertone’s activity since December 2015.  The number of employees included in cost of revenues in 2014, 2015 and 2016 were 22, 20 and 17, respectively.

Customer Acquisition Costs and Media Buy

Our customer acquisition costs consist primarily of payments to publishers and developers who distribute our search properties together with their products, as well as the cost of distributing our own products. Media buy costs consist mainly of the costs of advertising inventory incurred to deliver ads. Customer acquisition costs are primarily based on fixed fee arrangements and on revenue share agreements with our traffic sources. As a result of changes in the marketplace, and our being more selective regarding the partners we work with, in the third quarter of 2014 we significantly reduced our investment in customer acquisition. In order to mitigate some of the risk inherent in the lack of visibility regarding the generation of future revenues by the users of our partners' software, since the beginning of 2015 we have sought to work with our partners on revenue share agreements instead of fixed fee arrangements. This reduction was partially offset by an increase in media buy costs from Undertone activity since its acquisition. Customer acquisition and media buy costs were $174.6 million, $91.2 million and $140.2 million in 2014, 2015 and 2016, respectively.  As a percentage of revenues, these expenses have declined, as in the Undertone model this expense is relatively lower. In our search business, we continue to work exclusively by the sharing of future revenues, rather than pay an up-front fixed fee to our partner software developers. Therefore, with the trailing off of revenues coming from the old model of prepaying for installs, revenues that were without expense in subsequent periods, the percentage of revenues invested in and generated through customer acquisition will continue to increase in 2017. In addition to the media buy costs paid by Undertone to its publishers we expect customer acquisition and media buy costs to increase nominally and as a percentage of revenues in 2017.

Research and Development Expenses

Our research and development expenses consist primarily of salaries and other personnel-related expenses for employees primarily engaged in research and development activities, allocated facilities costs, subcontractors and consulting fees. Our research and development expenditures in 2016 increased compared to the prior year, primarily as a result of the research and development activities in Undertone since its acquisition in December 2015.

We continue to invest development effort in our search-based business, adapting and maintaining compatibility with the ever-changing software landscape in which we operate. This is in addition to the ongoing development effort in our high impact ad formats and technologies with the acquisitions of Make Me Reach and Undertone. However, we expect research and development expenses to decrease in 2017 as we focus more on Undertone’s offering.

The number of employees in research and development were 187, 168 and 136 at the end of 2014, 2015 and 2016, respectively.

Selling and Marketing Expenses

Our selling and marketing expenses consist primarily of salaries and other personnel-related expenses for employees primarily engaged in marketing activities, allocated facilities costs, as well as other outsourced marketing activity. This expenditure and the number of employees involved in this activity has increased and is expected to continue to increase as the Company and its various activities shift and the increasing emphasis on selling and marketing its products to grow the business, as well as a result of the Undertone acquisition. The number of employees in sales and marketing was 104, 262 and 272 at the end of 2014, 2015 and 2016, respectively.

General and Administrative Expenses ("G&A")

Our general and administrative expenses consist primarily of salaries and other personnel-related expenses for executive and administrative personnel, allocated facilities costs, professional fees and other general corporate expenses. G&A expenses are reflective of an independent public company, with all of its requisite costs, managing organic activity as well as being an active acquirer of other businesses. In 2015, G&A as a percentage of revenues increased significantly, primarily as result of the substantial Undertone acquisition and the costs associated with it. However, in 2016, while these expenses increased nominally, they decreased as a percentage of sales as we leveraged our existing overhead in growing the business.  We expect these expenses to remain stable as a percentage of revenues going forward. The number of G&A employees was 98, 128 and 110 at the end of 2014, 2015 and 2016, respectively.

Depreciation and amortization

Depreciation and amortization consist primarily of depreciation of our property and equipment and the amortization of our intangible assets as a result of our acquisitions. In 2016, this number increased significantly due to the amortization of the acquired intangible assets from the Undertone acquisition in December 2015.

Restructuring Charges

In 2014, we incurred restructuring charges of $4.0 million due to the restructuring of our search monetization business, including a head count reduction as well as other cost saving measures, such as the consolidation of our Israeli offices from three floors to two in order to sublease the third floor.

In 2015 and 2016, we incurred restructuring charges of $1.1 and $0.7 million, respectively, in connection with the restructuring plan of one of our consumer app development project, mainly to reduce workforce, close certain facilities, as well as other cost saving measures.

Impairment, net of change in fair value of contingent consideration

We determined that certain indicators of potential impairment that required an interim goodwill impairment analysis for our reporting units existed in 2015. These indicators included a decrease in our share price and lower than expected sales and cash flow, as well as managerial decisions to abandon certain R&D projects. Based on our goodwill assessment for the search monetization reporting unit, we determined that the carrying amount of the reporting units exceeds its fair value resulting in an impairment of $70.9 million. We will continue to monitor our reporting units to determine whether events and changes in circumstances, such as significant adverse changes in business climate or operating results, further significant decline in our market capitalization, changes in management's business strategy or changes of management's cash flows projections, warrant further impairment testing. In addition, we performed an impairment review of several intangible assets that were recognized in connection with the Perion acquisition, which resulted in an impairment of $8.5 million. The impairment charges were measured as the difference between the carrying amounts of those intangible assets and their fair values.

We recorded a net gain of $6.6 million, pursuant to an amendment to the Grow Mobile acquisition agreement, reversing the previously recorded contingent payment of $9.1 million, in exchange for a payment of $2.5 million, $1.5 million out of which was paid in cash and $1.0 million was paid in our ordinary shares that were issued to Grow Mobile’s former shareholders.

Income Tax Expense

A significant portion of our income is taxed in Israel and, as a result of the Undertone acquisition on November 30, 2015, in the United States. The standard corporate tax rate in Israel was 26.5% in 2014 and 2015 and 25.0% in 2016. For our Israeli operations we have elected to implement a tax incentive program pursuant to a 2011 Israeli tax reform, referred to as a "Preferred Enterprise," according to which a reduced tax rate of 16.0% is applied to our preferred income in 2015 and 2016. With respect to U.S. tax, we expect to utilize cumulated losses we have from prior U.S. acquisitions. The federal statutory income tax rate in the United States is 35.0%. Subsidiaries in Europe are taxed according to the tax laws in their respective countries of residence.

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

Stock-Based Compensation

We account for share-based payment awards made to employees and directors in accordance with ASC 718, "Compensation – Stock Compensation", which requires the measurement and recognition of compensation expense based on estimated fair values. Determining the fair value of stock-based awards at the grant date requires the exercise of judgment, as well as the determination of the amount of stock-based awards that are expected to be forfeited. If actual forfeitures differ from our estimates, stock-based compensation expense and our results of operations would be impacted. Expense is recognized for the value of the awards, which have graded vesting based on service conditions, using the straight-line method, over the requisite service period of each of the awards, net of estimated forfeitures. Estimated forfeitures are based on actual historical pre-vesting forfeitures. For performance-based stock units, expense is recognized for the value of such awards, if and when we conclude that it is probable that a performance condition will be achieved. We are required to reassess the probability of the vesting at each reporting period for awards with performance conditions and adjust compensation cost based on its probability assessment.

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

Total stock-based compensation expense recorded during 2016 was $6.8 million, of which $0.2 million was included in cost of revenues, $0.7 million in research and development costs, $1.9 million in selling and marketing expenses, and $4.0 million in general and administrative expenses.

As of December 31, 2016, the maximum total compensation cost related to options and restricted stock units ("RSUs"), granted to employees and directors not yet recognized amounted to $1.5 million. This cost is expected to be recognized over a weighted average period of 1.31 years.

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

Taxes on Income

We are subject to income taxes primarily in Israel and the United States. Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes. Based on the guidance in ASC 740 "Income Taxes", we use a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement.

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

Accounting for tax positions requires judgments, including estimating reserves for potential uncertainties. We also assess our ability to utilize tax attributes, including those in the form of carry forwards for which the benefits have already been reflected in the financial statements. We record valuation allowances for deferred tax assets that we believe are not more likely than not to be realized in future periods. While we believe the resulting tax balances as of December 31, 2016 are appropriately accounted for, the ultimate outcome of such matters could result in favorable or unfavorable adjustments to our consolidated financial statements and such adjustments could be material. See Note 14 of the Financial Statements for further information regarding income taxes. We have filed or are in the process of filing local and foreign tax returns that are subject to audit by the respective tax authorities. The amount of income tax we pay is subject to ongoing audits by the tax authorities, which often result in proposed assessments. We believe that we adequately provided for any reasonably foreseeable outcomes related to tax audits and settlement. However, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved, audits are closed or when statutes of limitation on potential assessments expire.

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

Goodwill

Goodwill is allocated to reporting units expected to benefit from a business combination. We perform tests for impairment of goodwill at the reporting unit level at least annually, or more frequently if events or changes in circumstances occur that would more likely than not reduce the fair value of a reporting unit below its carrying value. Goodwill impairment tests require judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit.

During 2015 and 2016, we determined that certain indicators of potential impairment existed, which triggered goodwill impairment analyses of our reporting units. These indicators included a decrease in our share price and lower than expected sales and cash flow, as well as management decisions to abandon certain R&D projects. In 2015, we incurred impairment charges of $70.9 million, related to goodwill associated with the monetization reporting unit and $16.2 million to the Growmobile reporting unit (included as a loss from discontinued operations). In 2016, we determined the fair value of each of our two reporting units using the income approach, which utilizes a discounted cash flow model, as we believed that this approach best approximated the reporting unit’s fair value at the time. Judgments and assumptions related to revenue, operating income, future short-term and long-term growth rates, weighted average cost of capital, interest, capital expenditures, cash flows, and market conditions are inherent in developing the discounted cash flow model. We concluded that the fair value of our reporting units exceeded their carrying amount, so no goodwill was determined to be impaired in 2016. If the foregoing judgments or assumptions change in the future, we may be required to record impairment charges for our goodwill.

We performed a sensitivity analysis for the two key assumptions used in our annual goodwill impairment test and determined that an increase of 1% in the estimated weighted average cost of capital or a shortfall of our future profitability projections below our current projections would result in the estimated fair value of our Undertone reporting unit falling below its carrying value. At December 31, 2016, the fair value of this reporting unit exceeded its carrying value by 8%. We believe that this reporting unit is at risk for goodwill impairment based on the volatility of this business and the market within which it competes.

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

Upon determination that the carrying value of a long-lived asset may not be recoverable based upon a comparison of aggregate undiscounted projected future cash flows from the use of the asset or asset group to the carrying amount of the asset, an impairment charge is recorded for the excess of carrying amount over the fair value. We measure fair value using discounted projected future cash flows. We base our fair value estimates on assumptions we believe to be reasonable, but these estimates are unpredictable and inherently uncertain. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for our tangible and intangible long-lived assets subject to amortization. In 2015, we incurred impairment charges of $8.5 million related to intangible assets associated with our reporting units (out of which $3.4 million related to our Growmobile reporting unit, which are included as a loss from discontinued operations). In 2014, we incurred impairment charges of $19.9 million related to intangible assets associated with desktop technologies acquired in the acquisition of Perion that were determined during the process of integration with Perion to be redundant to the technology of ClientConnect. This impairment was also a result of our shifting future growth strategy towards mobile platforms and discontinuing some of the consumer products developed.

In addition, in connection with the restructuring plans in 2014 and 2015, we recorded an impairment of $0.6 million and $0.1 million, respectively, of property and equipment, respectively.

Derivative and Hedge Accounting

During fiscal 2014, 2015 and 2016, approximately 15%, 18% and 13%, respectively, of our operating expenses, respectively, were denominated in new Israeli shekels (“ILS”). In order to mitigate the potential adverse impact on cash flows resulting from fluctuations in the exchange rate of the ILS, we started to hedge portions of our forecasted expenses with options contracts. The effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income and reclassified into earnings in the same period, or periods, during which the hedged transaction affects earnings. The ineffective portion of a derivative’s change in fair value, if any, is recognized in earnings, as well as gains and losses from a derivative’s change in fair value that are not designated as hedges are recognized in earnings immediately. We have also entered into a cross currency interest rate SWAP agreement in order to transform cash flow in ILS into USD of interest payments and principal as derived from our convertible debt conditions (see Note 8 and Note 10 of the Financial Statements). The SWAP contracts were not designated as hedging instruments and therefore gains or losses resulting from the change of their fair value are recognized in "financial income, net". We estimate the fair value of such derivative contracts by reference to spot rates quoted in active markets.

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

Recent Accounting Standards

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2014-09 (ASU 2014-09) "Revenue from Contracts with Customers." ASU 2014-09 supersedes the revenue recognition requirements in “Revenue Recognition (Topic 606)”, and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. Topic 606 was further amended during 2016 as follows:

•
In March 2016, by ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net), which clarifies the implementation guidance on principal versus agent considerations. The guidance includes indicators to assist an entity in determining whether it controls a specified good or service before it is transferred to the customers.

•
In April 2016, by 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing, that clarified two aspects of ASC 606, identifying performance obligations and the licensing implementation guidance, while retaining the related principles of those areas.

•
In May 2016, by ASU No. 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients. ASU 2016-12 addresses certain issues in the guidance on assessing collectability, presentation of sales taxes, noncash consideration, and completed contracts and contract modifications at transition.

As currently issued and amended, ASC 606 is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period, though early adoption is permitted for annual reporting periods beginning after December 15, 2016 using either of two methods: (1) full retrospective application; or (2) modified retrospective application. We are currently evaluating the impact that the new principal versus agent guidance may have on the presentation of our revenue arrangements and the expected impact on our business processes, systems and controls, but have not completed our evaluation. We expect to complete our assessment process during 2017 and adopt the new standard on January 1, 2018. We did not select yet the transition method of the new standard.

In February 2016, the FASB issued ASU 2016-02, Leases. ASU 2016-02 requires that long-term lease arrangements be recognized on the balance sheet. The standard is effective for interim and annual periods beginning after December 15, 2018, and early adoption is permitted. We are currently evaluating the impact of adoption on our consolidated financial statements.

In March 2016, the FASB issued Accounting Standards Update No. 2016-09, Compensation-Stock Compensation (Topic 718): Improvement to Employee Share-based Payment Accounting (ASU 2016-09), to simplify the accounting for share-based payment transactions, including the income tax consequences, an option to recognize gross share-based compensation expense with actual forfeitures recognized as they occur, as well as certain classifications on the statement of cash flows. This guidance will be effective for the Company in the first quarter of 2017, and early adoption is permitted. We are currently evaluating the effect that this guidance will have on our consolidated financial statements.

In November 2016, the FASB issued Accounting Standards Update (ASU) 2016-18, Statement of Cash Flows: Restricted Cash, providing specific guidance on the cash flow classification and presentation of changes in restricted cash and restricted cash equivalents. Amounts generally described as restricted cash should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flow. The amendments in ASU 2016-18 are effective for fiscal years beginning after December 15, 2017, and interim periods therein. Early adoption is permitted, including adoption in an interim period. We are currently evaluating the effect, if any, that the adoption of ASU 2016-18 will have on our financial statements.

In January 2017, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2017-04, “Intangibles—Goodwill and Other (Topic 350): - Simplifying the Test for Goodwill Impairment”, which eliminates the requirement to calculate the implied fair value of goodwill (i.e., Step 2 of the goodwill impairment test) for the purpose of measuring a goodwill impairment charge. Instead, an impairment charge shall be recognized based on the excess of a reporting unit’s carrying amount over its fair value. The standard shall be applied prospectively and is effective for annual and interim impairment tests performed in periods beginning after December 15, 2019, for public entities. Early adoption is permitted for annual and interim goodwill impairment testing dates after January 1, 2017. We will adopt the new guidance on January 1, 2017.

Results of Operations

The following table presents, for the periods indicated, our costs and expenses of our continuing operations, by category (in thousands of U.S. dollars):

	Year ended December 31,
	2014	2015	2016
Cost of revenues	$10,950	$7,877	$16,515
Customer acquisition costs and media buy	174,575	91,194	140,210
Research and development	37,427	21,692	26,528
Selling and marketing	20,792	22,886	58,572
General and administrative	36,730	31,064	32,916
Depreciation and amortization	21,321	11,422	25,977
Restructuring costs	3,981	1,052	728
Impairment, net of change in fair value of contingent consideration	19,941	72,785	-

Total Costs and Expenses	$325,717	$259,972	$301,446

The following table sets forth, for the periods indicated, our statements of operations expressed as a percentage of total revenues (the percentages may not equal 100% because of the effects of rounding):

	Year Ended December 31,
	2014	2015	2016
Revenues:
Search and other	88%	85%	55%
Advertising	12	15	45
Total revenues	100%	100%	100%

Costs and expenses:
Cost of revenues	3%	4%	5%
Customer acquisition costs and media buy	45	41	45
Research and development	10	10	8
Selling and marketing	5	10	19
General and administrative	9	14	11
Depreciation and amortization	5	5	8
Restructuring charges	1	-(* )	-(* )
Impairment, net of change in fair value of contingent consideration	5	33	-
Total costs and expenses	84	118	96

Operating income (loss)	16	(18)	4
Financial expenses, net	1	1	3
Income (loss) before taxes on income	15	(19)	1
Income tax expense	3	-(* )	-(* )
Income (loss) from continuing operations	13	(19)	(1)
Loss from discontinuing operations, net	2	12	1
Net income	11%	(31)%	-(* )%
___________
(*) less than 1%

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Revenues. Revenues increased by 42%, from $221.0 million in 2015, to $312.8 million in 2016.

Search and other revenues. Search and other revenues decreased by 9% in 2016, from $188.9 million in 2015, to $172.7 million in 2016. This decrease was primarily a result of our decision to dramatically reduce customer acquisition costs starting from the third quarter of 2014 and subsequently move from a pay per install model to a revenue share model beginning the first quarter of 2015.  As a result, the revenues from the previous pay per install model, which have no costs associated with them in the then current period, have been decreasing since the third quarter of 2014, and in 2016 were substantially lower than in 2015.  As two years have already passed since these changes, the remaining install base is quite small, and while it continues to decline, the impact on 2017 will be smaller.  While the cost free revenues from the previous pay per install model declined, we have been successful in offsetting most of that decline with new revenue share search revenues, and as a result our search revenues have declined quarterly only slightly since the second quarter of 2015, and we expect this trend to continue.

Advertising revenues. Advertising revenues increased by 337% in 2016, from $32.1 million in 2015, to $140.1 million in 2016. This increase is attributable to the revenues recorded from Undertone’s activity, which were recognized only since the acquisition date in late 2015. We expect advertising revenues to increase further in 2017 as compared to 2016, further diversifying our revenue sources.

Cost of revenues. Cost of revenues increased by 110%, from $7.9 million in 2015, to $16.5 million in 2016. This increase was primarily due to the cost of revenues associated to the Undertone operation, mainly in hosting expenses.  Looking forward, we expect cost of revenues as a percentage of revenues to remain at its current level.

Customer acquisition costs (“CAC”) and media buy. CAC and media buy increased by 54%, from $91.2 million in 2015, to $140.2 million in 2016, primarily due to the nominal increase in the media buy costs associated with the Undertone revenues after the acquisition.  CAC and media buy increased from 41% of revenues in 2015 to 45% of revenues in 2016, primarily due to our transitioning to the current search revenue-share model, replacing the search revenues that were without expense in 2015, and have substantially decreased since then and continue to decrease.

Research and development expenses ("R&D"). R&D increased by 22%, from $21.7 million in 2015, to $26.5 million in 2016. The increase was primarily associated with the expenses of our Undertone operation for a full year.

Selling and marketing expenses ("S&M"). S&M expenses increased by or 156%, from $22.9 million in 2015, to $58.6 million in 2016. The nominal increase was primarily as a result of consolidating our Undertone operation. The increase in S&M as a percentage of revenues is due to the Undertone business where S&M activity is much more substantial.

General and administrative expenses ("G&A").  G&A increased by 6%, from $31.1 million in 2015, to $32.9 million in 2016. The increase is primarily associated with the inclusion our Undertone operation for a full year, partially offset by a decrease of $4.6 million associated with one-time acquisition costs in 2015; as a result, G&A expenses as a percentage of sales decreased. We expect G&A expenses to continue to be stable, and possibly decline, in 2017.

Restructuring costs. In October 2015, the Company initiated a restructuring plan of its consumer apps department, reducing headcount, closing certain facilities and taking other cost saving measures. In 2015 and 2016, we incurred restructuring costs of $1.1 million and $0.7 million, respectively.

Depreciation and amortization. The increase in depreciation and amortization is primarily attributable to the amortization of the acquired intangible assets from the Undertone acquisition.

Impairment, net of change in fair value of contingent consideration. In 2015 we determined that certain indicators of potential impairment that required an interim goodwill impairment analysis for our reporting units existed in 2015. These indicators included a decrease in our share price and lower than expected sales and cash flow, as well as managerial decisions to abandon certain R&D projects. Based on our goodwill assessment for the search monetization reporting unit, we determined that the carrying amount of the reporting unit exceeds its fair value amount, as a result an impairment of $70.9 million was recorded. We will continue to monitor our reporting units to determine whether events and changes in circumstances, such as significant adverse changes in business climate or operating results, further significant decline in our market capitalization, changes in management's business strategy or changes of management's cash flows projections, warrant further impairment testing.

In addition, we performed an impairment review of several intangible assets that were recognized in connection with the acquisitions of Perion, which resulted in an impairment of $8.5 million. The impairment charges were measured as the difference between the carrying amounts of those intangible assets and their fair values.

These expenses were partially offset in 2015 by a net gain of $6.6 million, pursuant to an amendment to the Grow Mobile acquisition agreement, reversing the previously recorded contingent payment of $9.1 million, in exchange for a payment of $2.5 million, $1.5 million out of which was paid in cash, and $1.0 million was paid in the our ordinary shares that were issued to Grow Mobile’s former shareholders.

No impairment charges were recorded in 2016.

Taxes on income. Taxes on income decreased by $0.5 million from $0.7 million in 2015 to $0.2 million in 2016.

Net income (loss) from continuing operations. Net income (loss) from continuing operations increased by $44.5 million, from net loss of $41.7 million in 2015, to net income of $2.8 million in 2016. The increase resulted primarily from the non-recurring impairment and restructuring costs of $73.8 million recorded in 2015, partially offset by the decline in previous pay per install revenue model (which have no costs associated with them in the then current period) of the search revenue from 2015 to 2016.

Net loss from discontinued operations

In March 2016, we decided to discontinue the mobile self-serve side of our business and put up for sale our Growmobile Engagement business. As a result, we classified these operations as discontinued operations reported separately for all periods presented. On July 25, 2016, the Company sold the mobile engage business, including the intellectual property, know-how and technology, for total consideration of $1.75 million (see Note 2 of the Financials Statements).

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Revenues. Revenues decreased by 43%, from $388.7 million in 2014, to $221.0 million in 2015.

Search and other revenues. Search and other revenues decreased by 45% in 2015, from $343.7 million in 2014 to $188.9 million in 2015. This decrease was primarily a result of our decision to dramatically reduce customer acquisition costs and becoming more selective in choosing distribution partners starting from the third quarter of 2014.  This decision reduced the revenues generated from the previous pay per install revenue model (which have no costs associated with them in the then current period) going into 2015, as compared to 2014, and also reduced ongoing revenues from our new revenue share model.

Advertising revenues. Advertising and other revenues decreased by 29% in 2015, from $45.1 million in 2014 to $32.1 million in 2015. This decrease is primarily attributable to these revenues being substantially a side product of our search revenue monetization model and declined together with search as we decided to reduce our investment in customer acquisition. This decrease was partially offset by the revenues recorded from one month of Undertone’s activity.

Cost of revenues. Cost of revenues decreased by 28%, from $10.9 million in 2014 to $7.9 million in 2015. This decrease was primarily attributable to a decrease of approximately $2.7 million in our hosting expenses due to the reduction in our search revenue volume.

Customer acquisition costs (“CAC”) and media buy costs. CAC and media buying costs decreased by 48%, from $174.6 million in 2014 to $91.2 million in 2015. This decrease was a result of our decision to be more selective regarding our partners, coupled with the transition of our agreements from a prepayment per install method in 2014 to paying our partners a portion of the revenues generated as they are generated. In addition, $16.7 million of CAC associated to search revenues presented on net basis, was deducted directly from revenues in 2015. This reduction was partially offset by the increase in media buy costs of Undertone for the one month since the acquisition.

Research and development expenses ("R&D"). R&D decreased by 42%, from $37.4 million in 2014 to $21.7 million in 2015. The decrease was primarily attributable to the restructuring of our search monetization business in November 2014, including a head count reduction as well as other cost saving measures, such as the consolidation of our Israeli offices.

Selling and marketing expenses ("S&M"). S&M increased by 10%, from $20.8 million in 2014, to $22.9 million in 2015. This increase was primarily attributable to expenses related to the acquisitions of Grow Mobile, Make Me Reach and Undertone in July 2014, February 2015 and November 2015, respectively, offset by a decrease in expenses resulting from the restructuring of our search monetization business in November 2014.

General and administrative expenses ("G&A"). G&A decreased by or 15%, from $36.7 million in 2014 to $31.1 million in 2015. The decrease was primarily attributable to a decrease of $5.0 million in share based compensation and to the restructuring taken place in November 2014, including a head count reduction as well as other cost saving measures. The decrease is partially offset by an increase associated in the G&A costs of Undertone as a result of the acquisition.

Depreciation and amortization. Depreciation and amortization decreased by 46%, from $21.3 million in 2014, to $11.4 million in 2015. The decrease in depreciation and amortization is attributable to a $9.9 million decrease in amortization of intangible assets, as a result of an impairment of certain intangible assets in the fourth quarter of 2014 and to a lesser extent in 2015, reducing the base for amortization.

Impairment, net of change in fair value of contingent consideration. Based on our goodwill assessment for the search monetization reporting unit in 2015, we determined that the carrying amount of the reporting unit exceeds its fair value amount, as a result an impairment of $70.9 million was recorded. In addition, we performed an impairment review of several intangible assets that were recognized in connection with the acquisitions of Perion, which resulted in an impairment of $8.5 million. These expenses were partially offset by a net gain of $6.6 million, pursuant to an amendment to the Grow Mobile acquisition agreement, reversing the previously recorded contingent payment of $9.1 million, in exchange for a payment of $2.5 million, $1.5 million out of which was paid in cash and $1.0 million was paid in the our ordinary shares that were issued to Grow Mobile’s former shareholders..

Taxes on income. Taxes on income decreased by 94%, from $10.8 million in 2014, to $0.7 million in 2015. The decrease in the tax expenses is linked to the decrease in our income before tax as a result of the aforementioned decrease in revenues. In addition, in 2015 we recorded a tax benefit of $7.1 million as a result of reversal of a valuation allowance in respect of net operating losses after the acquisition of Undertone, as it is more likely than not, they will be utilized in future periods.

Net income (loss) from continuing operations. Net income decreased by $91.0 million, from net income of $49.3 million in 2014 to a net loss of $41.7 million in 2015. The decrease resulted primarily from the substantial increase in net impairment costs and the decrease in our revenues, net of CAC, partially offset by a decrease in our share based compensation expenses, tax expenses, restructuring costs and other significant cost saving measures in 2015.

B.            LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2016, we had $32.4 million in cash, cash equivalents and short-term deposits, compared to $60.0 million at December 31, 2015. The $27.6 million decrease is primarily the result of $29.5 million paid for the acquisition of Undertone in 2016, a $23.1 million repayment of our short and long term debt and $5.2 million used in other investing activities, partially offset by $30.5 million cash provided by operating activities.

For 2014, 2015 and 2016, our cash flows were as follows (in thousands of U.S. dollars):

	Year ended December 31
	2014	2015	2016
Net cash provided by continuing operating activities	$77,058	$23,772	$33,784
Net cash used in discontinued operating activities	(5,016)	(6,203)	(3,329)
Net cash provided (used in) investing activities	(6,984)	(120,446)	28,731
Net cash provided by (used in) financing activities	35,176	19,199	(52,607)
	$100,234	$(83,678)	$6,579

Net cash provided by continuing operating activities

In 2016, our continuing operating activities provided cash in the amount of $33.8 million, primarily as a result of net income from continuing operations in the amount of $2.8 million, decreased by non-cash expenses including, depreciation and amortization of $26.0 million and share-based compensation expenses of $6.8 million, partially offset by net changes of $1.9 million in operating assets and liabilities.

In 2015, our continuing operating activities provided cash in the amount of $23.8 million, primarily as a result of net loss in the amount of $41.7 million, decreased by non-cash expenses including, impairment expenses of $79.3 million, depreciation and amortization of $11.4 million and share-based compensation expenses of $6.7 million, partially offset by a decrease of $5.6 million in the payment obligation related to an acquisition and by net changes of $26.3 million in operating assets and liabilities.

In 2014, our continuing operating activities provided cash in the amount of $77.1 million, primarily due to net income of $49.3 million, increased by non-cash expenses including, depreciation, amortization and impairment expenses of $41.9 million, stock-based compensation expenses of $13.8 million, other non-cash expenses of $3.5 million and an increase in accounts payable and accrued expenses of $12.0 million, offset by a net increase of $13.9 million in deferred tax assets, an increase in accounts receivable of $23.6 million and changes of $5.9 million in other operating assets and liabilities.

Net cash used in investing activities

In 2016, our investing activities provided $28.7 million cash, primarily due to $34.0 million of proceeds from maturities of short-term bank deposits and the removal of restriction on cash in the amount of $0.7 million, partially offset by $4.6 million invested in capitalized development costs and $1.4 million invested in the purchase of property and equipment, net of proceeds from sale.

In 2015, our investing activities used $120.4 million cash, primarily due to $27.4 million invested in short-term bank deposits, $81.7 million used for the acquisition of Undertone, $5.3 million used for the acquisition of Make Me Reach, $4.0 million invested in development costs that were capitalized and $2.0 million invested in the purchase of property and equipment.

In 2014, our investing activities used $7.0 million cash, primarily due to a deposit of $15.0 million in short term bank deposits, $10.9 million invested in the purchase of property and equipment and $4.3 million used for the acquisition of Grow Mobile, partially offset by cash acquired through the acquisition of Perion in the amount of $23.4 million.

Net cash provided by (used in) financing activities

In 2016, we used in our financing activities $52.6 million cash, primarily due to $29.5 million used for the repayment of obligations related to the Undertone acquisition, $9.5 million repayments of long-term loans, $7.6 million repayment of our convertible bonds, and $6.0 million repayments of short-term loans, net.

In 2015, our financing activities provided $19.2 million cash, primarily due to the $13.0 million proceeds from a short-term loan and proceeds from issuance of shares in the amount of $10.0 million, partially offset by $2.3 million repayment of long-term bank loans and $1.5 million of payment made in connection with a prior acquisition.

In 2014, our financing activities provided $35.2 million cash, primarily from $37.9 million raised from the Israeli public in long-term, convertible debt, $1.6 million from the exercise of stock options and $0.5 million contributed by shareholders, partially offset by $2.5 million paid in connection with an acquisition and the $2.3 million repayment of long-term bank loans.

Credit Facilities

On May 17, 2012, we entered into a loan agreement with two Israeli banks, pursuant to which we borrowed $10.0 million. In December 2014, we executed a cross-currency and interest swap transaction with one of the banks in order to mitigate the potential impact of the fluctuations in the ILS/$ exchange rate in regard to the future interest and principal payments of our convertible bonds (described below), which are denominated in ILS. In April 1, 2015, we amended the loan agreement to ensure the fulfillment of the financial covenants, effective December 31, 2014. As of December 31, 2016, we have fully repaid one of the loans, and the outstanding balance of $0.4 million will be repaid by April 2017. The agreement contains various provisions, including financial covenants, restrictive covenants, including negative pledges, and other commitments typically contained in loans agreements of this type.

On November 30, 2015, concurrent with the closing of the Undertone acquisition, Undertone entered into a new secured credit agreement with SunTrust Bank, Silicon Valley Bank and Comerica Bank. The secured credit facility was amended three times during 2016. As of December 31, 2016, the principal amount of the facility was $42.5 million, currently being paid in quarterly installments, the last of which is scheduled for December 2019. The installments started in the amount of $0.6 million, will increase to $1.25 million in March 2018 and require a final payment upon maturity in the amount of $30 million. The outstanding principal amount bears interest at LIBOR plus 5.5% per year and is secured by substantially all the assets of the companies in the Undertone group and by guarantees of such companies. The loan is required to be prepaid by Undertone in certain circumstances, such as from proceeds of asset sales or casualty insurance policies, debt or equity offerings, or from excess cash flow in the event that Undertone's total leverage ratio exceeds specified targets, and a pro rata portion of indemnification payments (or offset of the holdback amount) under our merger agreement with Undertone. During 2016, Undertone prepaid $5 million.

Under the Undertone credit facility, Undertone is required to maintain the following financial covenants as of the end of each fiscal quarter:

•	minimum total leverage ratio ranging from 2.95 to 1.75 during the course of the credit facility; and

•	fixed coverage ratio of ranging between 1.5 to 2.0 during the course of the credit facility.

The Undertone credit facility contains customary restrictive covenants, including those regarding indebtedness and preferred equity, liens, fundamental changes, investments, loans, restricted payments, asset sales, transactions with affiliates, restrictive agreements and sale and leaseback transactions. It also contains customary events of default, including a "change in control", which is defined to include, among other things, the acquisition of record or beneficial ownership by any person or group of 35% or more of Perion's outstanding ordinary shares or the failure of continuing directors to constitute a majority of Perion's board of directors over a period of 24 consecutive months. As of December 31, 2016, the balance of the loan is $41.2 million, out of which $37.9 million classified as long term debt and $3.3 million as current maturities.

Series L Convertible Bonds

On September 23, 2014, we completed a public offering in Israel of Series L Convertible Bonds (the "Bonds"). The Bonds have an aggregate principal amount of approximately ILS 143.5 million, of which, as of December 31, 2016, approximately ILS 114.8 million are outstanding (approximately $29.9 million). The Bonds, which are listed on the Tel Aviv Stock Exchange, are convertible into an aggregate of approximately 4.3 million ordinary shares, at a conversion price of ILS 33.605 per share (approximately $8.74 per share as of December 31, 2016). The principal of the Bonds is repayable in five equal annual installments commenced on March 31, 2016, with a final maturity date of March 31, 2020. The Bonds bear interest at the rate of 5% per year, subject to increases up to 6%, in the event of downgrades of our debt rating.  On February 8, 2017, Standard & Poor's Maalot Ratings Services reaffirmed our corporate credit rating of ilA-, with a stable outlook. The interest is payable semi-annually on March 31 and September 30 of each of the years 2015 through 2019, as well as a final payment on March 31, 2020.

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

As of December 31, 2016, we were in compliance with all of the foregoing covenants.

The Company may redeem the Bonds upon delisting of the Bonds from the TASE, subject to certain conditions. In addition, the Company may redeem the Bonds or any part thereof at its discretion, subject to certain conditions.

Private placement

On December 3, 2015, we completed a private placement of 4,436,898 ordinary shares for gross proceeds of $10. 0 million, net of legal fees, pursuant to a securities purchase agreement with J.P. Morgan Investment Management Inc., as investment advisor to the National Council for Social Security Fund and 522 Fifth Avenue Fund L.P. (collectively referred to as the "Investors"). The purchase price per share was $2.282 per share, which was the average closing price of an ordinary share on the Nasdaq Global Select Market for the 30 trading days ending on December 1, 2015. According to a one-time price adjustment mechanism in the securities purchase agreement, on September 1, 2016, the per share purchase price was adjusted downward by 15%, and we issued to the Investors 782,981 additional ordinary shares.

Financing Needs

We believe that our current working capital and cash flow from operation are sufficient to meet our operating cash requirements for at least the next twelve months, including payments required under our existing bank loans and convertible bonds.

C.           RESEARCH, DEVELOPMENT, PATENTS AND LICENSES, ETC.

Our research and development activities are conducted internally by a 136 person (at December 31, 2016) research and development staff. Research and development expenses were $37.4 million, $21.7 million and $26.5 million in the years ended December 31, 2014, 2015 and 2016, respectively. In 2016, our efforts were focused in two primary areas, (1) in our search generating revenue business, on maintaining our software products to adapt with changes to operating systems, browsers or other underlying platforms and (2) in our high-impact advertising business on developing new solutions to enhance our digital advertising capabilities.

For a discussion of our intellectual property and how we protect it, see "Business Overview—Intellectual Property" under Item 4.B above.

D.           TREND INFORMATION

Industry trends expected to affect our revenues, income from continuing operations, profitability and liquidity or capital resources:

1.
The digital advertising environment is very crowded and consumers suffer from over exposure to advertising promotions.  This in turn has brought on a certain level of blindness to advertising, decreasing their effectiveness and value to advertisers.  We are therefore concentrating on unique stand-out ad formats with great creative execution that grabs the attention of consumers, increasing the effectiveness of the ad and ultimately the value to advertisers.

2.
The digital advertising environment is also complex and fragmented.  As a result, it is increasingly difficult for advertisers, including brands and agencies, as well as investors, to discern the difference between the offerings, and this situation requires that advertisers maintain an excessive number of “small” relationships in order to understand and receive a comprehensive solution.  We are attempting to address this need in our various revenue streams by providing robust and differentiated products. Our solution offers a full suite of services for the advertising brand and agency, including the entire advertising process from creative through analytic data collection and processing. Our solution also includes a technology platform for buying media on social and mobile platforms which helps optimize the money spent by agencies and advertisers.  In turn, we also provide the publisher a solution for creating new advertising inventory and increasing their revenue.

3.
Our search monetization revenue stream is predominantly within the PC desktop environment, encouraging the development of downloadable software and advertising on the desktop.  The transition of consumer consumption of utility and content towards mobile platforms has accelerated and, as a result, an increasing share of advertising campaigns is channeled towards mobile platforms and fewer consumer software downloadable products are being developed.  To address this trend, we have shifted the growth focus of all parts of our business away from downloadable PC software. We are focusing on monetization tools for content publishers that could also be cross-platform, accommodating mobile platforms as well.

4.
In past years the browser companies, particularly Google and Microsoft, as well as others, have been instituting policy changes and regulations making it increasingly difficult to change a browser’s settings even with user consent, including the ability to change a browser’s default search settings. Changing such settings has been a major part of the Company’s monetization model and until now we have been successful in dealing with these measures, within the framework allowed by these companies; however, it is becoming increasingly difficult to do so. In connection with these efforts by the browser companies, they are also making an effort to reset the applicable browser’s settings back to its default setting, causing us to have to recapture our users on a more frequent basis. These activities have shortened the average lifetime we see from users utilizing our search settings. This has reduced the return on investment from our marketing and distribution efforts. Moreover, the increased frequency of changes has limited our visibility and therefore our ability to invest in customer acquisition. However, we continue to believe, as supported by the level of revenues over the last couple of years, that as the market consolidates around accepted marketing practices, there remains sufficient business.  While the profit margins continued to compress, we believe they are settling at a level sufficient to generate significant revenues and profits.

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

F.            TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes our contractual commitments as of December 31, 2016 and the effect those commitments are expected to have on our liquidity and cash flow in future periods. All numbers below are in US dollars in thousands.

	Payments Due by Period(****)
Contractual Commitments as of December 31, 2016	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 Years
Long-term debt, including current portion (*)	$49,900	$11,150	$38,750	$-	$-
Accrued severance pay (**)	1,555	-	-	-	1,555
Convertible debt (*)	29,854	7,463	14,927	7,464	-
Payment obligation related to acquisitions(***)	7,714	7,714	-	-	-
Operating leases	30,107	6,275	10,615	6,955	6,262
Total	$119,130	$32,602	$64,292	$14,419	$7,817

(*)	Long-term debt and convertible debt obligations represent maximum repayment of principal and do not include interest payments due thereunder.
(**)
Severance pay obligations to our Israeli employees, as required under Israeli labor law and as set forth in employment agreements, are payable only upon termination, retirement or death of the respective employee and are for the most part covered by ongoing payments to funds to cover such obligations. Of this amount, $ 1,378 is unfunded.

(***)
Payment obligation related to acquisitions, represents the maximum cash payments we will be obligated to make under consideration arrangements with former owners of certain entities we acquired. As of December 31, 2016 we have cash payment obligations related to acquisitions in the amount of $7,653 included on our balance sheet.

(****)
The total amount of unrecognized tax benefits for uncertain tax positions was $3,429 as of December 31, 2016. Payment of these obligations would result from settlements with taxing authorities. Due to the difficulty in determining the timing of resolution of audits, these obligations are not included in the table.

ITEM 6.                 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.            DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our executive officers and directors as of March 1, 2017:

Name	Age	Position
Alan Gelman*(1)(2)	61	Chairman of the Board
Yacov Kaufman	59	Chief Financial Officer and Interim Chief Executive Officer
Dror Erez	48	Director
Sarit Firon*(1)(3)(4)	50	External Director
Roy Gen(1)	45	Director
Avichay Nissenbaum*(2)(3)(4)	50	External Director
Osnat Ronen*(4)	54	Director
Michael Vorhaus*(2)(3)	59	Director
Limor Gershoni Levy	46	Senior Vice President, General Counsel
Rini Karlin	45	Senior Vice President, Human Resources
Miki Kolko	54	Chief Technology Officer
Amir Nahmias	48	General Manager, CodeFuel Business Unit
Robert Schwartz	39	President, Undertone Business Unit and Chief Strategy Officer
____________
*	"Independent director" under the NASDAQ Listing Rules.
(1)	Member of the investment committee.
(2)	Member of the nominating and governance committee.
(3)	Member of the compensation committee.
(4)	Member of the audit committee.

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

Yacov Kaufman has been the Chief Financial Officer of the Company since November 2005. Since January 2017, Mr. Kaufman is also our Interim Chief Executive Officer. From 1996 to November 2005, Mr. Kaufman served as the Chief Financial Officer of Acorn Energy Inc. (formerly Data Systems & Software Inc., NASDAQ: ACFN). From 1986 to 1996, Mr. Kaufman served in various positions at dsIT Technologies Ltd., a subsidiary of Acorn, including as its Chief Financial Officer, from 1990 to 1996, and as its comptroller, from 1986 to 1990. From 1993 to 1999, Mr. Kaufman served as a director of Tower Semiconductor Ltd. (NASDAQ: TSEM). Mr. Kaufman is an Israeli Certified Public Accountant and holds a B.A. in Accounting and Economics from the Hebrew University of Jerusalem and an M.B.A. in Business Finance from Bar-Ilan University.

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

Sarit Firon has been an external director of the Company since January 2017. Since November 2014, Ms. Firon is a managing partner of Cerca Partners, an Israeli venture capital fund.  She has served  at Extreme Reality Ltd., as its chief executive officer from December 2012 to November 2014 and as a director since December 2014.  From November 2011 to November 2012, Ms. Firon was the Chief Financial Officer of Kenshoo Ltd.  From November 2007 to October 2011, Ms. Firon was the Chief Financial Officer of MediaMind Technologies Inc., a Nasdaq listed company which was acquired by DG, Inc. in August 2011. From May 2005 to June 2007, Ms. Firon was the Chief Financial Officer of OliveSoftware and from January 2000 to October 2004, she was the CFO of P-Cube, a private company which was acquired in October 2004 by Cisco Systems, Inc. (NASDAQ:CSCO).  From October 2004 to January 2005, Ms. Firon was employed by Cisco to be responsible for the post-merger integration of P-Cube.  From January 1995 to December 1999, Ms. Firon served in various positions at Radcom Ltd. (NASDAQ: RDCM), including as its Chief Financial Officer from September 1997 to December 1999. Since July 2015, she has served as Chairperson of the Board of myThings Israel Ltd. Since June 2014, Ms. Firon has served as a director of Mediwound Ltd. (NASDAQ: MDWD), and since June 2012, Ms. Firon has served as a director of Datorama Ltd. From October 2000 to December 2006, Ms. Firon served as a director of MetaLink Ltd. (OTCMKTS:MTLK). Ms. Firon holds a B.A. in Accounting and Economics from Tel-Aviv University, Israel.

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

Avichay Nissenbaum has been an external director of the Company since July 2009, and in August 2015, he was reelected to serve a third three-year term. In 2012, Mr. Nissenbaum co-founded Lool Ventures L.P. and has since served as its general partner. In 2006, Mr. Nissenbaum co-founded Yedda, Inc., which was acquired by AOL, Inc. (NYSE: AOL) in November 2007. He served as Yedda's Chief Executive Officer from 2006 to 2011. In 1996, Mr. Nissenbaum co-founded SmarTeam Corporation Ltd., which was acquired by Dassault Systems, S.A. in 1999. From 1996 to 2005, Mr. Nissenbaum served in various positions at SmarTeam, including as VP Product, Executive VP Sales, Marketing and Business Development. Mr. Nissenbaum serves as a director of Tipa-Corp Ltd., as well as certain portfolio companies of Lool Ventures, including Zooz Ltd., Familio Technologies Ltd., Online Permission Technologies, Mediasafe, Sensibo Ltd., Shopial Ltd. Farm Dog Inc., Dbmaestro, Lawgeek and Mabaya.  Mr. Nissenbaum also serves as a director of a non-for-profit organization named "Leaders of the Future". Mr. Nissenbaum holds a B.Sc. in Computer Science and a B.A. in Economics, both from Bar-Ilan University.

Osnat Ronen has been a director of the Company since December 2015. Ms. Ronen founded FireWind PE in 2015 and has since served as its general partner. Ms. Ronen has also served as an advisor to Liquidnet since 2013. From January 2008 to March 2013, she served as a general partner of Viola Private Equity. From 1994 to 2007, Ms. Ronen served in various positions at Bank Leumi Le Israel B.M. (TASE: LUMI), including as the Deputy Chief Executive Officer of Leumi Partners Ltd. from 2001 to 2007 and as Deputy Head of the Subsidiaries Division of the Leumi Group from 1999 to 2001. Ms. Ronen currently serves as a director of Mizrahi Tefahot Bank Ltd. (TASE: MZTF), Fox-Wizel Ltd. (TASE: FOX) and Partner Communications Company Ltd. (NASDAQ and TASE: PTNR). She also volunteers as a director of the College for Management and Yissum Research Development Company of the Hebrew University of Jerusalem. Ms. Ronen has also served as a director of several portfolio companies of Viola, including: AmiadWater Systems Ltd. (AIM: AFS), Orad Hi-Tec Systems Ltd., Aeronautics Ltd., Degania Medical Ltd. and MatomyMedia Group Ltd. (LSE: MTMY). Ms. Ronen holds a B.Sc. in mathematics and computer science from Tel Aviv University, as well as an M.B.A. from the Recanati School of Business Administration at Tel Aviv University.

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

Rini Karlin has been the Senior Vice President of Human Resources of the Company since October 2016. From 2004 until 2016, Ms. Karlin served in various positions at Comverse – Xura (NASDAQ:MESG) including as Associated VP - Head of Israel HR, from 2014 to 2016, and as Associated VP - Head of HR Global Service Centers, from 2011 to 2014. From 1998 until 2004, Ms. Karlin served as strategic organizational consultant at Lotem, a strategic development consultancy company. Ms. Karlin holds a B.A. in Social Science from Bar Ilan University.

Miki Kolko has been the Chief Technology Officer of the Company since January 2015. From 2012 to 2014 Mr. Kolko served as the Company VP of the Data Services Group. Previously, Mr. Kolko served as vice president of data at LivePerson (NASDAQ:LPSN), a global leader of digital engagement technology. Prior to his work at LivePerson, Mr. Kolko served in various engineering executive management positions and was a founder and chief technology officer of 3 startups in enterprise software and Internet B2C. Mr. Kolko holds an M.Sc. in computer science from Tel Aviv University and a B.A. in mathematics and computer science from Bar Ilan University.

Amir Nahmias has been the General Manager of our CodeFuel business unit since December 2014. From March 2008 until December 2013, Mr. Nahmias served as Vice President of Publishers at Conduit Ltd. Between January 2014 and December 2014, Mr. Nahmias served as a Vice President of Sales and Partnerships in our CodeFuel division.

Robert Schwartz has been the Chief Strategy and Development Officer of the Company since December 2015 and has served also as President of our Undertone business unit, since October 2016. From October 2012 to November 2015, he was the Senior Vice President of Corporate Strategy and Business Development of Undertone. From 2010 to 2012, Mr. Schwartz was the Vice President of Strategy and Corporate Development at the Topps Company. From 2007 to 2010, Mr. Schwartz was a management consultant at Bain & Company, serving clients in the media and entertainment, consumer goods, and industrial industries. He has also held strategy and operating roles at PepsiCo and IBM. Mr. Schwartz holds a B.A. in Government from Harvard College and an M.B.A. from Harvard Business School.

There are no family relationships between any of our directors or executive officers.

B.           COMPENSATION

The aggregate direct compensation we paid to our officers as a group (11 persons) for the year ended December 31, 2016, was approximately $9.3 million, which included approximately $0.5 million that was set aside or accrued to provide for pension, retirement, severance or similar benefits. This amount includes bonuses paid to our officers pursuant to our executive bonus plan based on company performance measures, in accordance with our Compensation Policy for Directors and Officers. This amount does not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses, and other benefits commonly reimbursed or paid by companies in Israel.

The aggregate compensation we paid to our directors who are not officers for their services as directors as a group for the year ended December 31, 2016 was approximately $0.4 million. In addition, our directors are reimbursed for expenses incurred in order to attend board or committee meetings.

In the year ended December 31, 2016, we granted (i) options to purchase 615,000 ordinary shares to our officers, at a weighted average exercise price of $1.03 per share, and the latest expiration date for such options is November 2021. These options were granted under our Equity Incentive Plan, as amended, formerly known as the 2003 Israeli Share Option Plan (the "Incentive Plan").

In 2016, we paid each of our directors $50,000 per year, subject to adjustment for changes in the Israeli consumer price index and applicable changes in the Israeli regulations governing the compensation of external directors. Each of our directors also received, on January 5, 2017, an annual grant of options to purchase 25,000 ordinary shares under the Incentive Plan. Each option is exercisable for a term of five years at an exercise price per share equal to the closing price of our ordinary shares on the date of the annual meeting of shareholders on which such option was granted, as reported by the NASDAQ Stock Market. The options vest in three equal installments on each anniversary of date of grant. Following termination or expiration of the applicable director's service with the Company, provided that the termination or expiration is not for "cause" and is not a result of the director's resignation, the options would retain their original expiration dates and, with respect to each grant, the upcoming tranche of options that are scheduled to vest immediately subsequent to the termination date, if any, will automatically vest and become exercisable. All unvested options held by the director will automatically vest and become exercisable upon a change of control of the Company, which is defined for this purpose as (i) a merger, acquisition or reorganization of the Company with one or more other entities in which the Company is not the surviving entity, (ii) a sale of all or substantially all of the assets of the Company; (iii) a transaction or a series of related transactions as a result of which more than 50% of the outstanding shares or the voting rights of the Company are beneficially owned by one person or group (as defined in the SEC rules).

The table below reflects the compensation granted to our five most highly compensated office holders during or with respect to the year ended December 31, 2016. We refer to the five individuals for whom disclosure is provided herein as our "Covered Executives."

For purposes of the table below, "compensation" includes salary cost, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to the Company, as recognized in our financial statements for the year ended December 31, 2016, including the compensation paid to such Covered Executive following the end of the year in respect of services provided during the year. Each of the Covered Employees was covered by our D&O liability insurance policy and was entitled to indemnification and exculpation in accordance with applicable law and our articles of association. All numbers below are in US Dollars in thousands.

Name and Principal Position (1)	Salary Cost (2)	Bonus (3)	Equity-Based Compensation (4)	Total
Josef Mandelbaum, former CEO	892	150	1,944	2,986
Amir Nahmias, General Manager, CodeFuel Business Unit	548	451	735	1,734
Yacov Kaufman, CFO	532	87	628	1,247
Limor Gershoni Levy, Senior vice President, General Counsel	343	59	408	810
Robert Schwartz, President, Undertone Business Unit and Chief Strategy Officer	441	105	88	634
____________________

(1)	Unless otherwise indicated herein, all Covered Executives are employed on a full-time (100%) basis.

(2)
Salary cost includes the Covered Executive's gross salary plus payment of social benefits made by the Company on behalf of such Covered Executive. Such benefits may include, to the extent applicable to the Covered Executive, payments, contributions and/or allocations for savings funds (e.g., Managers' Life Insurance Policy), education funds (referred to in Hebrew as "keren hishtalmut"), pension, severance, dismissal notice accrued during the year, risk insurances (e.g., life, or work disability insurance), payments for social security and tax gross-up payments, vacation, car, medical insurances and benefits, phone, convalescence or recreation pay and other benefits and perquisites consistent with the Company’s policies.

(3)	Annual bonuses granted to the Covered Executives based on formulas set forth in the annual compensation plan approved by the Board of Directors.

(4)
Represents the equity-based compensation expenses recorded in our consolidated financial statements for the year ended December 31, 2016.  Such numbers are based on the option or RSU grant date fair value in accordance with accounting guidance for equity-based compensation and does not necessarily reflect the cash proceeds to be received by the applicable officer upon the vesting and sale of the underlying shares. For a discussion of the assumptions used in reaching this valuation, see Note 2 to our Financial Statements.

Compensation Terms of our Former Chief Executive Officer

Josef Mandelbaum served as our Chief Executive Officer from July 2010 to January 2017. His base salary at the time of termination was ILS 161,684 per month (equivalent to $42,100, as of December 31, 2016). In addition, Mr. Mandelbaum was entitled to an annual bonus equal to up to 50% of his base salary, subject to our meeting our annual targets for revenue and EBIT set by our Board of Directors. Half of the bonus depended on meeting the revenue target and half on meeting the EBIT target.

We granted to Mr. Mandelbaum 200,000 RSUs on November 18, 2013 and 232,400 RSUs on January 2, 2014. These RSUs were granted under the Incentive Plan and have a purchase price of ILS 0.01 per share. They all vested over a period of three years.

Mr. Mandelbaum's separation terms are in accordance with his employment agreement, pursuant to which he will be entitled to continued benefits until September 2017. He has agreed not to compete with us during his term of employment and for a period of 180 days thereafter. His employment agreement also contains customary confidentiality and intellectual property assignment provisions.

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

NASDAQ Requirements

As required by the NASDAQ Listing Rules, a majority of our directors are "independent directors" as defined in the NASDAQ Listing Rules.

As contemplated by the NASDAQ Listing Rules, we have an audit committee, a compensation committee and a nominating and governance committee, all of whose members are independent directors.

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

Our board of directors currently consists of seven directors, two of whom qualify as "external directors" under Israeli law and have also been determined by our board of directors to qualify as "independent directors" for the purpose of the NASDAQ Listing Rules. Other than external directors, who are subject to special election requirements under Israeli law, our directors are elected in three staggered classes by the vote of a majority of the ordinary shares present and entitled to vote at meetings of our shareholders at which directors are elected. The members of only one staggered class will be elected at each annual meeting for a three-year term, so that the regular term of only one class of directors expires annually. Our annual meeting of shareholders is required to be held at least once during every calendar year and not more than fifteen months after the last preceding meeting. At our 2015 annual meeting of shareholders, held on December 31, 2015, Mr. Roy Gen and Ms. Osnat Ronen were each elected as a director for a three-year term. At an extraordinary general meeting of our shareholders, held on August 24, 2015, Mr. Avichay Nissenbaum was reelected to serve as an external director for a third three-year term commencing on September 27, 2015, and Mr. Michael Vorhaus was elected as a director for a three-year term. At our 2016 annual meeting of shareholders, held on January 5, 2017, Ms. Sarit Firon was elected as an external director, effective as of January 6, 2017. In addition, in our 2016 annual meeting of shareholders, Messrs. Alan Gelman and Dror Erez were each elected as a director for a three-year term. The external directors are not assigned to a class and are elected in accordance with the Companies Law.

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

A resolution proposed at any meeting of our board of directors is deemed adopted if approved by a majority of the directors present and voting on the matter. Under the Companies Law, our board of directors must determine the minimum number of directors having financial and accounting expertise, as defined in the regulations that our board of directors should have. In determining the number of directors required to have such expertise, the board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our board of directors has determined that we require at least one director with the requisite financial and accounting expertise and that Ms. Sarit Firon has such expertise.

Under the Companies Law, the chairperson of the board of a company is not permitted to hold another position in the company or a subsidiary thereof other than chairperson or director of a subsidiary or, if approved by a special majority of shareholders, chief executive officer of the company.

External Directors

Under the Companies Law, Israeli companies whose shares have been offered to the public in or outside of Israel are required to appoint at least two individuals to serve as external directors. Our external directors under the Companies Law are Mr. Avichay Nissenbaum, whose third three-year term commenced on September 27, 2015, and Ms. Sarit Firon, whose inital three-year term commenced on January 6, 2017.

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

Audit Committee

Our audit committee is comprised of Ms. Sarit Firon (Chairperson), Mr. Avichay Nissenbaum and Ms. Osnat Ronen, and operates pursuant to a written charter.

NASDAQ Requirements

Under the listing requirements of the NASDAQ Stock Market, a foreign private issuer is required to maintain an audit committee that has certain responsibilities and authority. The NASDAQ Listing Rules require that all members of the audit committee must satisfy certain independence requirements, subject to certain limited exceptions. We have adopted an audit committee charter as required by the NASDAQ Listing Rules. Our audit committee assists the board of directors in fulfilling its responsibility for oversight of the quality and integrity of our accounting, auditing and financial reporting practices and financial statements. Our audit committee is also responsible for the establishment of policies and procedures for review and pre-approval by the committee of all audit services and permissible non-audit services to be performed by our independent auditor, in order to ensure that such services do not impair our auditor’s independence. For more information see Item "16.C – Principal Accountant Fees and Services." Under the NASDAQ Listing Rules, the approval of the audit committee is also required to effect related-party transactions that would be required to be disclosed in our annual report.

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

Compensation Committee

Our compensation committee is comprised of Mr. Avichay Nissenbaum (Chairperson), Mr. Michael Vorhaus and Ms. Sarit Firon, all of whom satisfy the respective "independence" requirements of the Companies Law, SEC and NASDAQ Listing Rules for compensation committee members. Our compensation committee meets at least once each quarter, with additional special meetings scheduled when required.

Our compensation committee is authorized to, among other things, review, approve and recommend to our board of directors base salaries, incentive bonuses, including the specific goals and amounts, stock option grants, employment agreements, and any other benefits, compensation or arrangements of our executive officers and directors. Pursuant to the Companies Law, our compensation committee must be comprised of at least three directors, include all of the external directors, its other members must satisfy certain independence standards under the Companies Law, and the chairman is required to be an external director. In addition, our compensation committee is required to propose for shareholder approval by a special majority, a compensation policy governing the compensation of office holders based on specified criteria, to review, from time to time, modifications to the compensation policy and examine its implementation; and to approve the actual compensation terms of office holders prior to approval thereof by the board of directors. Our shareholders most recently re-approved our Compensation Policy for Directors and Officers on January 5, 2017. Our compensation committee also oversees the administration of our equity based incentive plan.

Investment Committee

Our investment committee is comprised of Mr. Alan Gelman (Chairperson), Ms. Sarit Firon, and Mr. Roy Gen. The Investment Committee is responsible for formulating the overall investment policies of the Company, and establishing investment guidelines in furtherance of those policies. The Committee monitors the management of the portfolio for compliance with the investment policies and guidelines and for meeting performance objectives over time as well as assist the board of directors in fulfilling its oversight responsibility for the investment of assets of the company.

Nominating and Governance Committee

Our nominating and governance committee is comprised of Mr. Michael Vorhaus (Chairperson), Mr. Alan Gelman, and Mr. Avichay Nissenbaum, and operates pursuant to a written charter. It is responsible for making recommendations to the board of directors regarding candidates for directorships and the size and composition of the board. In addition, the committee is responsible for overseeing our corporate governance guidelines and reporting and making recommendations to the board concerning corporate governance matters. Under the Companies Law, nominations for director are generally made by our board of directors but may be made by one or more of our shareholders pursuant to applicable law and our articles of association.

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

D.            EMPLOYEES

The breakdown of our employees, by department, as of the end of each of the past three fiscal years is as follows:

	December 31,
	2014*	2015*	2016
Cost of sales	19	20	17
Research and development	187	168	136
Selling and marketing	104	262	272
General and administration	97	128	110
Total	439	646	535

*not including employees engaged in the discontinued operations.

As of December 31, 2016, 222 of our employees were located in Israel, 237 of our employees were located in the United States and 76 employees were located in Europe.

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

 Israeli law generally requires the payment of severance by employers upon the retirement or death of an employee or upon termination of employment by the employer or, in certain circumstances, by the employee. Most of our agreements with employees in Israel are in accordance with Section 14 of the Severance Pay Law, 1963 (“Section 14”), where our contributions for severance pay are paid in lieu of any severance liability. Upon contribution of the full amount of the employee's monthly salary, and release of the policy to the employee, no additional severance payments are required to be made by us to the employee. Additionally, the related obligation and amounts deposited pursuant to such obligation are not stated on the balance sheet, as we are legally released from any obligation to employees once the deposit amounts have been paid.  Our liability for severance pay to employees not under Section 14 is calculated pursuant to Israel's Severance Pay Law based on the employees' most recent monthly salaries, multiplied by the number of years of their employment, or a portion thereof, as of the balance sheet date. This liability is provided for by monthly deposits into accounts for the benefit of the employees and by an accrual. The deposited funds include profits (losses) accumulated up to the balance sheet date. As of December 31, 2016, our net accrued unfunded severance obligations totaled $1,378 million.

Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which covers, amongst other benefits, payments for state retirement benefits and survivor benefits (similar to the United States Social Security Administration), as well as state unemployment benefits. These amounts also include payments for national health insurance. The payments to the National Insurance Institute can equal up to approximately 19.5% of wages subject to a cap if an employee’s monthly wages exceed a specified amount, of which the employee contributes up to approximately 12% and the employer contributes approximately 7.5%.

E.            SHARE OWNERSHIP

Security Ownership of Directors and Executive Officers

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of
 March 1, 2017 by all of our directors and executive officers as a group and by each officer and director who beneficially owns 1% or more of our outstanding ordinary shares.

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

Except as indicated in the footnotes to this table, each shareholder in the table has sole voting and investment power for the shares shown as beneficially owned by them. Percentage ownership is based on 77,550,069 ordinary shares outstanding as of March 1, 2017.

Name	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Outstanding
Dror Erez (1)	9,190,642	11.8%
All directors and officers as a group (12 persons) (2)	10,684,418	13.6%
____________________________
(1)   Based upon information provided to us by Mr. Erez.  Includes options to purchase 24,999 ordinary shares, that are vested or will vest, within 60 days of March 1, 2017.
(2)   Includes options to purchase 853,897 ordinary shares, that are vested or will vest within 60 days of March 1, 2017.

Employee Benefit Plans

The Incentive Plan, our current equity incentive plan, was initially adopted in 2003, providing certain tax benefits in connection with share-based compensation under the tax laws of Israel and the United States. The term of the Incentive Plan will expire on December 9, 2022. Please also see Note 12 to our Financial Statements for information on the options issued under the Incentive Plan.

Under the Incentive Plan, as amended from time to time, we may grant to our directors, officers, employees, consultants, advisers, service providers and controlling shareholders options to purchase our ordinary shares, restricted shares and RSUs. As of December 31, 2016, a total of 7,197,886 ordinary shares were subject to the Incentive Plan. As of March 1, 2017, options to purchase a total of 11,863,941 ordinary shares were outstanding under our Incentive Plan, of which options to purchase a total of 3,493,073 ordinary shares were held by our directors and officers (13 persons) as a group. The outstanding options are exercisable at purchase prices which range from $0.34 to $13.54 per share. Any expired or cancelled options are available for reissuance under the Incentive Plan.

Our Israeli employees and directors may be granted awards under Section 102 ("Section 102") of the Israeli Income Tax Ordinance (the "Tax Ordinance"), which provides them with beneficial tax treatment, and non-employees (such as service providers, consultants and advisers) and controlling shareholders may only be granted awards under another section of the Tax Ordinance, which does not provide for similar tax benefits. To be eligible for tax benefits under Section 102, the securities must be issued through a trustee, and if held by the trustee for the minimum required period, the employees and directors are entitled to defer any taxable event with respect to the award until the earlier of (i) the transfer of securities from the trustee to the employee or director or (ii) the sale of securities to a third party. Our board of directors has resolved to elect the "Capital Gains Route" (under Section 102) for the grant of awards to Israeli grantees under the Incentive Plan. Based on such election, and subject to the fulfillment of the conditions of Section 102, under the Capital Gains Route, gains realized from the sale of shares issued pursuant to the Incentive Plan will generally be taxed at the capital gain rate of 25%, provided the trustee holds the securities for 24 months following the date of grant of the award. To the extent that the market price of the ordinary shares at the time of grant exceeds the exercise price of the award or if the conditions of Section 102 are not met, tax will be payable at the time of sale at the marginal income tax rate applicable to the employee or director (up to 50% in 2016). We are not entitled to recognize a deduction for Israeli tax purposes on the capital gain recognized by the award holder upon the sale of shares pursuant to Section 102. The voting rights of any shares held by the trustee under Section 102 remain with the trustee.

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

ITEM 7.                 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           MAJOR SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of
 March 1, 2017 by each person or group of affiliated persons that we know beneficially owns more than 5% of our outstanding ordinary shares. Other than with respect to our directors and officers, we have relied on public filings with the SEC.

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

Name	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Outstanding (1)

Benchmark Israel II, L.P. and affiliates (2)	9,576,772	12.3%
J.P. Morgan Investment Management Inc. (3)	9,422,946	12.2%
Dror Erez (4)	9,190,642	11.8%
Ronen Shilo (5)	8,858,847	11.4%
Zack and Orli Rinat (6)	6,484,347	8.4%

(1)	Based upon 77,550,069 ordinary shares outstanding as of March 1, 2017.

(2)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13G/A filed with the SEC on February 14, 2017, by Benchmark Israel II, L.P. (“BI II”) and affiliates. BCPI Partners II, L.P. (“BCPI-P”), the general partner of BI II may be deemed to have sole power to vote and dispose of the 9,293,742 shares directly held by BI II. BCPI Corporation II (“BCPI-C”), the general partner of BCPI-P, may be deemed to have sole power to vote and dispose of the shares directly held by BI II. Michael A. Eisenberg and Arad Naveh, the directors of BCPI-C, may be deemed to have shared power to vote and dispose of the shares directly held by BI II. 283,030 shares are held in nominee form for the benefit of persons associated with BCPI-C. BCPI-P may be deemed to have sole power to vote and dispose of these shares, BCPI-C may be deemed to have sole power to vote and dispose of these shares and Messrs. Eisenberg and Naveh may be deemed to have shared power to vote and dispose of these shares.

(3)
Consists of: (i) 4,203,067 ordinary shares directly held by Project Condor LLC (“Condor”); (ii) 5,155,436 ordinary shares directly held by the National Council for Social Security Fund (“SSF”); and (iii) 64,443 ordinary shares held by 522 Fifth Avenue Fund, L.P. (“522 Fund”). PEG Digital Growth Fund L.P. (“DGF”) owns 98.75% of the membership interests of Condor and 522 Fund owns 1.25% of the membership interests of Condor. As the holder of the majority of the membership interests of Condor, DGF manages Condor and has shared voting or dispositive power over the 4,203,067 ordinary shares held by Condor. J.P. Morgan Investment Management Inc. (“JPMIM”) serves as investment advisor to each of DGF, 522 Fund, and SSF. Based upon, and qualified in its entirety with reference to, a Schedule 13G filed with the SEC on January 11, 2017, by JPMIM, DGF, Condor and SSF.

(4)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13D/A filed with the SEC on November 25, 2015, by Mr. Erez.  Includes options to purchase 24,999 ordinary shares that are vested or will vest within 60 days of March 1, 2017.

(5)	Based solely upon, and qualified in its entirety with reference to, a Schedule 13D/A filed with the SEC on November 25, 2015, by Mr. Shilo.

(6)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13G filed with the SEC on January 16, 2014, by Zack and Orli Rinat. The Ordinary Shares are held by Zack Rinat and Orli Rinat as community property.

To our knowledge, as of March 1, 2017, we had 13 shareholders of record of which 11 (including the Depository Trust Company) were registered with addresses in the United States. These U.S. holders were, as of such date, the holders of record of approximately 93.79% of our outstanding shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees.

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

Agreement with Conduit Shareholders

As a condition precedent to the closing of ClientConnect Acquisition on January 2, 2014, Conduit spun off its ClientConnect business. As a result of the ClientConnect Acquisition, two office holders of Conduit – Dror Erez and Roy Gen – became members of our Board of Directors and the major shareholders of Conduit also became major shareholders of the Company. For information about a registration rights agreement we entered into in connection with the ClientConnect Acquisition, see Item 10.C "Additional Information—Material Contracts—Agreements Relating to the ClientConnect Acquisition." Such directors and major shareholders are parties to such agreement.

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

Legal Proceedings

On November 7, 2012, we entered into a Share Purchase Agreement with SweetIM Ltd., SweetIM Technologies Ltd., the shareholders of SweetIM and Nadav Goshen, as Shareholders' Agent, according to which we purchased 100% of the issued and outstanding shares of SweetIM Ltd. Under the terms of the Share Purchase Agreement, among other things, a third payment of up to $7.5 million in cash was due in May 2014, if certain milestones were met. The milestones are based on our revenues in the fiscal year of 2013 and the absence of certain changes in the industry in which we operate. We believe that that the terms of the Share Purchase Agreement require us to pay only $2.5 million with respect to the contingent payment, which we have paid. However, the Shareholders' Agent has demanded payment of an additional $5.0 million. We believe that the claim is without merit and we are defending against it vigorously. Until this dispute is resolved, we will maintain the $5.0 million liability in our financial statements that we recorded at the time that we entered into the Share Purchase Agreement. In April 2015, pursuant to the Share Purchase Agreement, an arbitration process with respect to this claim was commenced in Israel and is still ongoing.

On December 22, 2015, Adtile Technologies Inc. ("Adtile") filed a lawsuit against Perion and its wholly-owned subsidiary, Intercept Interactive Inc. (“Intercept”) in the United States District Court for the District of Delaware. The lawsuit alleges various causes of action against Perion and Intercept related to Intercept’s alleged unauthorized use and misappropriation of Adtile’s proprietary information and trade secrets. Adtile is seeking injunctive relief and unspecified monetary damages. We are unable to predict the outcome or range of possible loss at this stage. On June 23, 2016, the court denied Adtile’s motion for a preliminary injunction. On June 24, 2016, the court (i) granted Perion’s motion to dismiss and (ii) granted Intercept’s motion to stay the action and compel arbitration. We believe that we have strong defenses against this lawsuit and we intend to defend against it vigorously.

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

	NASDAQ		TASE
	High ($)	Low ($)	High ($)	Low ($)
Five most recent full financial years
2016	3.25	0.94	3.71	0.95
2015	4.52	2.05	4.56	2.06
2014	14.33	4.26	14.33	4.31
2013	14.94	8.19	14.90	8.21
2012	10.50	3.68	10.45	3.85

Financial quarters during the past two recent full financial years and any subsequent period
Fourth Quarter 2016	1.47	0.94	1.43	0.95
Third Quarter 2016	1.49	1.07	1.51	1.09
Second Quarter 2016	2.05	1.01	2.01	1.05
First Quarter 2016	3.25	1.98	3.71	1.99
Fourth Quarter 2015	3.94	2.08	3.69	2.07
Third Quarter 2015	2.92	2.05	2.98	2.06
Second Quarter 2015	3.91	2.75	3.94	2.75
First Quarter 2015	4.52	3.11	4.56	3.07

Most recent six months
February 2017	2.38	1.84	2.30	1.86
January 2017	1.87	1.44	1.93	1.42
December 2016	1.47	1.10	1.43	1.17
November 2016	1.22	0.94	1.21	0.95
October 2016	1.24	1.01	1.21	1.05
September 2016	1.39	1.16	1.38	1.21

The closing prices of our ordinary shares, as reported on the NASDAQ and on the TASE on March 6, 2017, were $1.94 and ILS 7.03 (equal to $1.91 based on the exchange rate between the ILS and the dollar, as quoted by the Bank of Israel on March 6, 2017), respectively.

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

Undertone Merger Agreement

On November 30, 2015, we entered into a Merger Agreement with IncrediTone Inc., our indirectly wholly owned subsidiary, Or Merger, Inc., which was wholly owned by IncrediTone, Interactive Holding Corp. (d/b/a Undertone), and Fortis Advisors LLC, as agent of the participating holders of Undertone, pursuant to which Or Merger, Inc. merged with and into Undertone on the same day, resulting in Undertone becoming a wholly owned subsidiary of IncrediTone.  We paid approximately $91 million in cash at the closing and retained $16 million as a holdback to cover potential claims until May 2017.  We are also required to pay $3 million in installments over the period ending May 2017 and another $20 million, bearing interest, in November 2020.  The Merger Agreement contains customary representations, warranties, covenants and indemnification provisions. On August 2, 2016, we executed an amendment to the Merger Agreement, pursuant to which we paid $22 million and eliminated approximately $36 million of obligations. Under said amendment, we reserved our right to claim indemnification only for certain material potential claims until May 2017.

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

On March 4, 2016, Undertone entered into an amendment to the secured credit agreement. The amendment to the credit agreement adds a $10.0 million revolving loan facility (which includes a $3.0 million swing line loan commitment and a $3.0 million letter of credit commitment). Additionally, the amendment postpones the commencement date of a few of Undertone’s undertaking and covenants and increases Undertone’s ability to invest in some of its subsidiaries.  On May 8, 2016, Undertone entered into a second amendment to the secured credit agreement further postponing the commencement of some of Undertone’s undertakings. Furthermore, on October 7, 2016, Undertone entered into a third amendment reducing the revolving loan facility amount to $2.5 million and amending financial covenants. As of December 31, 2016 the unpaid balance of the secured credit facility is $42.5 million.

J.P. Morgan Securities Purchase Agreement

On November 30, 2015, we entered into a securities purchase agreement (the “J.P. Morgan Securities Purchase Agreement”) with J.P. Morgan Investment Management Inc., as investment advisor to the National Council for Social Security Fund and 522 Fifth Avenue Fund L.P. (collectively referred to as the "Investors"). In accordance with the agreement, on December 3, 2015, we completed a private placement to the Investors of 4,436,898 ordinary shares for gross proceeds of $10.125 million. The purchase price per share was $2.282, which was the average closing price of an ordinary share on the Nasdaq Global Select Market for the 30 trading days ended on December 1, 2015. Since the 15-trading day weighted average price of an ordinary share on September 1, 2016 was  less than $2.624, the per share purchase price of $2.282 was adjusted downward by 15%, and we  issued to the Investors 782,981 additional ordinary shares for no additional consideration.

J.P. Morgan Registration Rights Agreement

On December 3, 2015, in connection with the J.P. Morgan Securities Purchase Agreement, we entered into a registration rights agreement with the Investors, pursuant to which we granted to the Investors certain registration rights related to the ordinary shares issued per the J.P. Morgan Securities Purchase Agreement. We were required to file a registration statement on Form F-3 for the resale of the ordinary shares within 30 days following December 3, 2015, which we did on December 29, 2015. The registration statement was declared effective on March 31, 2016. We also agreed to other customary obligations regarding registration, including indemnification and maintenance of the applicable registration statement.

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

The following is a summary of the material Israeli tax laws applicable to us, and some Israeli Government programs benefiting us. This section also contains a discussion of some Israeli tax consequences to persons acquiring our ordinary shares. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of this kind of investor include residents of Israel or traders in securities who are subject to special tax regimes not covered in this discussion. Since some parts of this discussion are based on new tax legislation that has not yet been subject to judicial or administrative interpretation, we cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion.

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

General Corporate Tax Structure in Israel

    Taxable income of Israeli companies is generally subject to corporate tax at the rate of 26.5% for the 2015 tax year. In January 2016, the Israeli parliament approved the reduction of the corporate tax to 25%, starting from January 1, 2016. Under an amendment to the Israeli Income Tax Ordinance enacted in December 2016, the corporate tax rate will decrease to 24% for 2017 and 23% for 2018 and thereafter. However, the effective tax rate payable by a company that derives income from a Preferred Enterprise (as further discussed below) may be considerably lower.

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

Benefits granted to a Preferred Enterprise include reduced tax rates. In peripheral regions (Development Area A) the reduced tax rate was 9% in 2014, 2015 and 2016. Under an amendment to the Investment Law enacted in December 2016, the reduced tax rate will decrease to 7.5% for 2017 and thereafter. In other regions the tax rate was 16% in 2014, 2015 and 2016. Preferred Enterprises in peripheral regions will be eligible for Investment Center grants, as well as the applicable reduced tax rates.

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

During 2013, we applied the provisions of Amendment 69 to all undistributed exempt profits accrued prior to 2011 by us and our Israeli subsidiary. Consequently, we paid ILS 6.3 million (approximately $1.8 million) corporate tax on exempt income of ILS 63.2 million (approximately $17.9 million). This income is available to be distributed as dividends in future years with no additional corporate tax liability. As a result, we are required to invest (and have already invested) ILS 4.7 million (approximately $1.2 million) in our industrial enterprises in Israel over a five year period. Such investment may be in the form of the acquisition of industrial assets (excluding real estate assets), investment in R&D in Israel, or payroll payments to new employees to be hired by the enterprise.

In December 2016, the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016, which includes Amendment 73 to the Law for the Encouragement of Capital Investments, was published. According to Amendment 73, the tax rate applicable to preferred enterprises remains at 16% (in regions that are not designated as peripheral regions (Development Area A)). Amendment 73 also prescribes special tax routes for technological enterprises, which are subject to rules that are to be issued by the Minister of Finance by March 31, 2017. The new tax routes under the Amendment 73 are as follows:

•
Technological preferred enterprise - an enterprise which the total consolidated annual revenues of its parent company and all subsidiaries are less than NIS 10 billion. A technological preferred enterprise, as defined in the Law, which is located in the center of Israel will be subject to tax at a rate of 12% on profits deriving from intellectual property.

•
Special technological preferred enterprise - an enterprise which the total consolidated annual revenues of its parent company and all subsidiaries exceed NIS 10 billion. Such enterprise will be subject to tax at a rate of 6% on profits deriving from intellectual property, regardless of the enterprise's geographical location within Israel.

Any dividends distributed to "foreign companies", as defined in the Law, deriving from income from the technological enterprises will be subject to tax at a rate of 4%.

Since as of December 31, 2016, regulations or other definitive criteria to determine the tax benefits were not yet established, it cannot be concluded that the legislation in respect of technological enterprises was enacted or substantively enacted as of that date. Accordingly, the above changes in the tax rates relating to technological enterprises were not taken into account in the computation of deferred taxes as of December 31, 2016.

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

Taxation of our Shareholders

    Taxation on Dividends to Israeli Resident Shareholders. Starting in 2012, dividends paid to Israeli individuals, are subject to 25% or 30% withholding tax depending on ownership percentage.

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

    As of January 1, 2013, shareholders that are individuals who have taxable income that exceeds ILS 800,000 in a tax year (linked to the CPI each year) (ILS 803,520 in 2016), will be subject to an additional tax, referred to as High Income Tax, at the rate of 2% on their taxable income for such tax year which is in excess of ILS such threshold. For this purpose taxable income will include taxable capital gains from the sale of our shares and taxable income from dividend distributions. Under an amendment to the Israeli Income Tax Ordinance enacted in December 2016, for 2017 and thereafter the rate of High Income Tax will increase to 3% and will be applicable to annual income exceeding ILS 640,000 (linked to the CPI each year).

    Israeli corporations are generally subject to the corporate tax rate (26.5% in 2015, 25.0% in 2016, 24% commencing on January 1, 2017 and 23% commencing on January 1, 2018) on capital gains derived from the sale of shares.

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

Under the U.S.-Israel Tax Treaty, the sale, exchange or disposition of our ordinary shares by a shareholder who is a U.S. resident (for purposes of the U.S.-Israel Tax Treaty) holding the ordinary shares as a capital asset is exempt from Israeli capital gains tax unless either (i) the shareholder holds, directly or indirectly, shares representing 10% or more of our voting capital during any part of the 12‑month period preceding such sale, exchange or disposition, or (ii) the capital gains arising from such sale are attributable to a permanent establishment of the shareholder located in Israel.

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

Based on our income, assets, activities and market capitalization, we do not believe that we were a PFIC for the taxable year ended December 31, 2016 for U.S. federal income tax purposes. Our belief that we were not a PFIC for the 2016 taxable year is based on our estimate of the fair market value of our assets, including our intangible assets and goodwill, which are not reflected in our financial statements under U.S. GAAP. In calculating the value of our assets, we value our total assets, in part, based on our total market capitalization. We believe this valuation approach is reasonable. However, there can be no assurances that the IRS could not successfully challenge our valuations or methods, which could result in our classification as a PFIC. While we intend to manage our business so as to avoid PFIC status, to the extent consistent with our other business goals, we cannot predict whether our business plans will allow us to avoid PFIC status or whether our business plans will change in a manner that affects our PFIC status determination. In addition, because the market price of our ordinary shares is likely to fluctuate and because that market price may affect the determination of whether we will be considered a PFIC, we cannot be certain that we will not be a PFIC in 2017 or become a PFIC in any other future taxable year.

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

ITEM 11.              QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Exchange Rate Risk. A portion of our revenues and expenses are denominated in foreign currencies. As a result, numerous balances are denominated or linked to these currencies. Foreign currency related fluctuations resulted in $2.7 million, $0.6 million and $0.8 million net losses in 2014, 2015 and 2016, respectively. These losses are included in financial expenses, net, as presented in our statements of income.

As of December 31, 2016, balance sheet financial items in U.S. dollars, our functional currency, and those currencies other than the U.S. dollars were as follows:

	U.S. dollars	ILS	Other Currencies	Total
	In thousands of U.S. dollars
Current assets	103,589	1,426	5,586	110,602
Long-term assets	4,580	225	517	5,322
Current liabilities	(73,207)	(9,879)	(5,613)	(88,699)
Long-term liabilities	(50,180)	(23,387)	(31)	(73,598)
Total	(15,218)	(31,614)	459	(46,373)

The fair value of the outstanding derivative instruments and the notional amount of the hedged instruments as of December 31, 2016 were as follows:

	Notional Amount	Fair Value
	In thousands of U.S. dollars
Cross currency SWAP	29,854	973
Zero-cost collar contracts to hedge payroll expenses	17,715	17

In addition, in territories where our prices are based on local currencies, fluctuations in the dollar exchange rate could affect our gross profit margin. We may compensate for such fluctuations by changing product prices accordingly. We also hold a small part of our financial investments in other currencies, mainly ILS and Euro. The dollar value of those investments may decline. A revaluation of 1% of the foreign currencies (i.e. other than U.S. dollar) would not have a material effect on our income before taxes possibly reducing it by less than $0.3 million.

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

	Year Ended December 31,
	2014	2015	2016
Average rate for period	3.577	3.884	3.840
Rate at year-end	3.889	3.902	3.845

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

None.

ITEM 15.               CONTROLS AND PROCEDURES

(a) Disclosure controls and procedures

         Our interim chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures as of December 31, 2016, has concluded that, as of such date, our disclosure controls and procedures were effective and ensured that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our interim chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC's rules and forms.

(b) Management annual report on internal control over financial reporting

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2016. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in "Internal Control – Integrated Framework" (2013 framework). Our management has concluded, based on its assessment, that our internal control over financial reporting was effective as of December 31, 2016.

(c) Attestation Report of the Registered Public Accounting Firm

Not applicable.

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

Our board of directors has determined that Ms. Sarit Firon, who is an independent director (as defined in the NASDAQ Listing Rules) and serves on our audit committee, qualifies as an "audit committee financial expert" as defined in Item 16A of Form 20-F.

ITEM 16B.	CODE OF ETHICS

Our board of directors has adopted a code of conduct (which was amended in March 2016) applicable to all of our directors, officers and employees as required by the NASDAQ Listing Rules, which also complies with the definition of a "code of ethics" set out in Section 406(c) of the Sarbanes-Oxley Act of 2002. A copy of the code of ethics can be found on our website at: http://www.perion.com/governance-documents.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees for the professional services rendered by our independent accountants Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, for each of the last two fiscal years were as follows (in thousands):

	2015	2016
Audit Fees	$657	$663
Tax Fees	239	183
Audit Related fees	145	120

Total	$1,041	$966

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

Annual Meetings. While the NASDAQ Listing Rules require that listed companies hold a shareholder meeting in each calendar year, our 2016 annual meeting was held on January 5, 2017, in order to finalize the agenda and provide the requisite 35-day notice under Israeli law.

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

AS OF DECEMBER 31, 2016

IN U.S. DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF

PERION NETWORK LTD.

We have audited the accompanying consolidated balance sheets of Perion Network Ltd. ("the Company") and its subsidiaries as of December 31, 2015 and 2016, and the related consolidated statements of income (operations), comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries at December 31, 2015 and 2016, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

/s/ KOST FORER GABBAY & KASIERER
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 7, 2017	A Member of Ernst & Young Global

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

	December 31,
	2015	2016
Assets
Current Assets:
Cash and cash equivalents	$17,519	$23,962
Short-term bank deposits	42,442	8,414
Accounts receivable (net of allowance of $1,063 and $789 at December 31, 2015 and 2016, respectively)	66,662	71,346
Prepaid expenses and other current assets	17,396	10,036
Total Current Assets	144,019	113,758
Property and equipment, net	12,714	14,205
Intangible assets, net	66,072	44,018
Goodwill	203,693	190,737
Deferred taxes	12,344	4,117
Other assets	3,456	1,617
Total Assets	$442,298	$368,452
Liabilities and Shareholders' Equity
Current Liabilities:
Accounts payable	$40,388	$38,293
Accrued expenses and other liabilities	22,857	17,466
Short-term loans and current maturities of long-term and convertible debt	23,756	17,944
Deferred revenues	7,731	5,354
Payment obligation related to acquisitions	11,893	7,653
Total Current Liabilities	106,625	86,710
Long-Term Liabilities:
Long-term debt, net of current maturities	46,920	37,928
Convertible debt, net of current maturities	28,371	21,862
Payment obligation related to acquisitions	37,231	-
Deferred taxes	19,456	8,087
Other long-term liabilities	3,858	5,721
Total Liabilities	242,461	160,308
Commitments and Contingencies
Shareholders' Equity:
Ordinary shares of ILS 0.01 par value - Authorized: 120,000,000 shares; Issued: 76,157,506 and 77,569,088 shares at December 31, 2015 and 2016, respectively; Outstanding: 75,811,487 and 77,223,069 shares at December 31, 2015 and 2016, respectively	206	210
Additional paid-in capital	227,258	234,831
Treasury shares at cost (346,019 shares at December 31, 2015 and 2016)	(1,002)	(1,002)
Accumulated other comprehensive loss	(794)	(265)
Accumulated deficit	(25,831)	(25,630)
Total Shareholders' Equity	199,837	208,144
Total Liabilities and Shareholders' Equity	$442,298	$368,452

The accompanying notes are an integral part of the consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2014	2015	2016
Revenues:
Search and other	$343,655	$188,897	$172,683
Advertising	45,076	32,053	140,111
Total Revenues	388,731	220,950	312,794

Costs and Expenses:
Cost of revenues	10,950	7,877	16,515
Customer acquisition costs and media buy	174,575	91,194	140,210
Research and development	37,427	21,692	26,528
Selling and marketing	20,792	22,886	58,572
General and administrative	36,730	31,064	32,916
Depreciation and amortization	21,321	11,422	25,977
Impairment, net of change in fair value of contingent consideration	19,941	72,785	-
Restructuring charges	3,981	1,052	728
Total Costs and Expenses	325,717	259,972	301,446

Income (Loss) from Operations	63,014	(39,022)	11,348
Financial expenses, net	2,888	1,939	8,288

Income (Loss) before Taxes on Income	60,126	(40,961)	3,060
Taxes on income	10,816	697	212

Net Income (Loss) from Continuing Operations	49,310	(41,658)	2,848
Net loss from discontinued operations	6,484	26,999	2,647

Net Income (Loss)	$42,826	$(68,657)	$201

Net Earnings (Loss) per Share - Basic:
Continuing operations	$0.72	$(0.58)	$0.04
Discontinued operations	$(0.09)	$(0.38)	$(0.04)
Net income (Loss)	$0.63	$(0.96)	$0.00	*)

Net Earnings (Loss) per Share – Diluted:
Continuing operations	$0.67	$(0.58)	$0.04
Discontinued operations	$(0.09)	$(0.38)	$(0.04)
Net income (Loss)	$0.58	$(0.96)	$0.00	*)

Weighted average number of shares – Basic:
Continuing and Discontinued operations	68,213,209	71,300,432	76,560,454

Weighted average number of shares – Diluted:
Continuing and Discontinued operations	70,327,411	71,300,432	76,673,803

*) Less than $0.01

The accompanying notes are an integral part of the consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

U.S. dollars in thousands

	Year ended December 31,
	2014	2015	2016

Net income (Loss)	$42,826	$(68,657)	$201

Other comprehensive income (loss):
Change in foreign currency translation adjustment	-	(822)	521
Cash Flow Hedge:
Unrealized gain (loss) from cash flow hedges	(62)	206	175
Less: reclassification adjustment for net gain (loss) included in net income (loss)	62	(178)	(167)
Net change	-	28	8

Other comprehensive income (loss)	-	(794)	529

Comprehensive Income (Loss)	$42,826	$(69,451)	$730

The accompanying notes are an integral part of the consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

	Common stock		Additional paid-in capital	Accumulated Other Comprehensive income (loss)	Retained earnings (Accumulated deficit)	Treasury shares	Total shareholders’ equity
	Number of Shares	$	$	$	$	$	$

Balance as of December 31, 2013	54,753,582	147	10,882	-	-	(1,002)	10,027

Issuance of shares related to acquisitions	13,124,100	38	171,514	-	-	-	171,552
Acquisition related expenses paid by the shareholders	-	-	3,060	-	-	-	3,060
Contribution by shareholders	-	-	1,803	-	-	-	1,803
Stock-based compensation	-	-	15,145	-	-	-	15,145
Exercise of stock options	1,324,749	4	1,580	-	-	-	1,584
Net income	-	-	-	-	42,826	-	42,826

Balance as of December 31, 2014	69,202,431	189	203,984	-	42,826	(1,002)	245,997

Issuance of shares related to acquisitions	1,798,837	5	5,574	-	-	-	5,579
Issuance of shares in private placement, net of issuance cost of $105	4,436,898	11	10,009	-	-	-	10,020
Stock-based compensation	-	-	7,679	-	-	-	7,679
Exercise of stock option and vesting of restricted stock units	373,321	1	12	-	-	-	13
Other comprehensive loss	-	-	-	(794)	-	-	(794)
Net loss	-	-	-	-	(68,657)	-	(68,657)

Balance as of December 31, 2015	75,811,487	206	227,258	(794)	(25,831)	(1,002)	199,837

Issuance of shares related to acquisitions	290,981	1	674	-	-	-	675
Issuance of shares related to price adjustment of private placement	782,981	2	(2)	-	-	-	-
Stock-based compensation	-	-	6,900	-	-	-	6,900
Exercise of stock option and vesting of restricted stock units	337,620	1	1	-	-	-	2
Other comprehensive income	-	-	-	529	-	-	529
Net income	-	-	-	-	201	-	201

Balance as of December 31, 2016	77,223,069	210	234,831	(265)	(25,630)	(1,002)	208,144

The accompanying notes are an integral part of the consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2014	2015	2016
Operating activities:
Net income (loss)	$42,826	$(68,657)	$201
Loss from discontinued operations, net	(6,484)	(26,999)	(2,647)
Net income (loss) from continuing operations	49,310	(41,658)	2,848

Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	21,321	11,422	25,977
Impairment of intangible assets and goodwill	19,941	79,349	-
Restructuring costs related to impairment of property and equipment	632	124	254
Stock-based compensation expense	13,769	6,738	6,844
Issuance of ordinary shares related to employees' retention	-	63	-
Foreign currency translation	-	(347)	980
Acquisition related expenses paid by shareholders	3,060	-	-
Accretion of payment obligation related to acquisition	1,067	311	320
Accrued interest, net	655	37	406
Deferred taxes, net	(13,851)	(8,973)	(3,268)
Accrued severance pay, net	392	238	214
Change in payment obligation related to acquisitions	713	(5,937)	983
Fair value revaluation - convertible debt	(2,566)	175	1,350
Loss from sale of property and equipment	121	17	149
Net changes in operating assets and liabilities:
Accounts receivable, net	(23,568)	3,362	(5,333)
Prepaid expenses and other	(5,020)	(3,402)	8,613
Accounts payable	2,228	(3,725)	(1,702)
Accrued expenses and other liabilities	9,261	(13,250)	(2,486)
Deferred revenues	(407)	(772)	(2,365)
Net cash provided by continuing operating activities	77,058	23,772	33,784
Net cash used in discontinued operating activities	(5,016)	(6,203)	(3,329)
Net cash provided by operating activities	$72,042	$17,569	$30,455

Investing activities:
Purchases of property and equipment	$(10,882)	$(2,029)	$(1,504)
Proceeds from sale of property and equipment	58	24	151
Capitalization of development costs	-	(4,005)	(4,591)
Change in restricted cash, net	(202)	50	647
Short-term deposits, net	(15,000)	(27,442)	34,028
Cash paid for acquisition, net of cash acquired	19,042	(87,044)	-
Net cash provided by (used in) continuing investing activities	(6,984)	(120,446)	28,731
Net cash provided by discontinued investing activities	-	-	-
Net cash provided by (used in) investing activities	$(6,984)	$(120,446)	$28,731

Financing activities:
Issuance of shares in private placement, net	$-	$10,020	$-
Exercise of stock options and restricted share units	1,584	13	2
Contribution by shareholders	585	-	-
Payments made in connection with acquisition	(2,545)	(1,534)	(29,537)
Proceeds from the issuance of convertible debt	37,852	-	-
Proceeds from short-term loans	-	13,000	40,000
Repayment of short-term loans	-	-	(46,000)
Repayment of convertible debt	-	-	(7,620)
Repayment of long-term loans	(2,300)	(2,300)	(9,452)
Net cash provided by (used in) continuing financing activities	$35,176	$19,199	$(52,607)

Effect of exchange rate changes on cash and cash equivalents	-	14	(136)

Net increase (decrease) in cash and cash equivalents	$105,250	$(77,461)	$9,772
Decrease in cash and cash equivalents - discontinued activities	(5,016)	(6,203)	(3,329)
Cash and cash equivalents at beginning of year	949	101,183	17,519
Cash and cash equivalents at end of year	$101,183	$17,519	$23,962

The accompanying notes are an integral part of the consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31
	2014	2015	2016
Supplemental Disclosure of Cash Flow Activities:

Cash paid during the year for:
Income taxes	$20,855	$21,340	$3,976
Interest	$260	$2,260	$5,678

Non-cash investing and financing activities:
Issuance of shares in connection with acquisitions	$171,552	$5,579	$673
Issuance of shares in private placement	$-	$-	$2
Contribution by shareholders	$1,218	$-	$-
Acquisition related expenses paid by shareholders	$3,060	$-	$-
Stock-based compensation capitalized as part of capitalization of software development costs	$-	$187	$14
Purchase of property and equipment on credit	$1,205	$312	$322

The accompanying notes are an integral part of the consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:	GENERAL

a.
Perion Network Ltd. ("Perion") and its wholly-owned subsidiaries (collectively referred to as the "Company"), is a global technology company, providing high-quality advertising solutions to brands and publishers, high-impact ad formats that capture consumer attention and drives engagement, branded search providing publishers with engagement and monetization solutions and a social programmatic platform.

b.
On January 2, 2014, the Company purchased all the outstanding shares of ClientConnect Ltd. ("ClientConnect"), in a stock-for-stock transaction. The ClientConnect acquisition has been reflected in the financial statements as a reverse acquisition of all of the outstanding shares and options by ClientConnect using the acquisition method of accounting whereby ClientConnect is the deemed accounting acquirer and Perion is the deemed accounting acquiree.

On February 10, 2015, the Company completed the acquisition of Make Me Reach SAS ("MMR") and on November 30, 2015, completed the acquisition of Interactive Holding Corp and its subsidiaries (collectively referred to as "Undertone").

c.
In March 2016, the Company decided to discontinue the operations of the mobile self-serve side of the business and put out for sale the mobile engagement business, both under the Growmobile business. Certain parts of the mobile marketing platform were redeployed so that it no longer functions as an independent business. In August 2016, the Company completed the sale of mobile engagement business. Accordingly, the statements of income and statements of cash flows, related to the mobile self-serve and mobile engage operations are classified as discontinued operations for all periods presented. As of December 31, 2015 and 2016, the carrying amounts of the assets and liabilities discontinued were immaterial (see Note 2).

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

Financial statements in U.S. dollars

The reporting currency of the Company is the U.S. dollar (“USD”). Major parts of the Company’s operations are carried out by the Company and its subsidiaries in the United States and Israel. The functional currency of these entities is the USD. Accordingly, monetary accounts maintained in currencies other than the USD are remeasured into USD, in accordance with ASC 830, "Foreign Currency Matters". All transaction gains and losses resulting from the remeasurement of the monetary balance sheet items are reflected in the statements of income as financial income or expenses, as appropriate.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Management believes that the USD is the currency of the primary economic environment in which the Company operates. The financial statements of other subsidiaries, whose functional currency is determined to be their local currency, have been translated into USD. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statement of operations amounts have been translated using the average exchange rate for the applicable year. The resulting translation adjustments are reported as an accumulated other comprehensive income (loss) component of shareholders' equity.

Cash and cash equivalents and short-term deposits

The Company considers all short-term, highly liquid and unrestricted cash balances, with stated maturities of three months or less from date of purchase, as cash equivalents. Short-term deposits are bank deposits with maturities of more than three months but less than one year. The short-term deposits as of December 31, 2015 and 2016 are denominated primarily in USD and bear interest at an average annual rate of 0.72% and 1.12%, respectively.

Restricted cash

Restricted cash is comprised primarily of security deposits that are held to secure the Company’s hedging activity, lease obligations and certain letters of credit associated with lease obligations. Restricted cash in the amount of $646 and $1,184, as of December 31, 2015 and 2016, respectively, are included under prepaid expenses and other current assets.

Restricted cash in the amount of $1,182, as of December 31, 2015, is included under other assets in the accompanying balance sheets.

Accounts receivable and allowance for doubtful accounts

Trade accounts receivables are stated at realizable value, net of an allowance for doubtful accounts. The Company evaluates its outstanding accounts receivable and establishes an allowance for doubtful accounts based on information available on their credit condition, current aging and historical experience. These allowances are reevaluated and adjusted periodically as additional information is available.

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

In 2014 and 2015, the Company recorded impairment charges of $19,941 and $8,471, respectively, with respect to intangible assets subject to amortization. No such impairment charges were recorded in 2016 (see Note 6).

In addition, in connection with the restructuring plans of the Company in 2014 and 2015, the Company recorded, an impairment charge of $632 and $124, respectively, related to its property and equipment.

Goodwill and other intangible assets

Goodwill reflects the excess of the purchase price of business acquired over the fair value of net assets acquired. Goodwill is not amortized but instead is tested for impairment, in accordance with ASC 350, “Intangibles – Goodwill and Other”, at the reporting unit level (as of December 31, 2016, the Company had two reporting units – Search monetization and Undertone), at least annually at December 31 each year, or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. The first step, identifying a potential impairment, compares the fair value of the reporting unit with its carrying amount. If the carrying amount exceeds its fair value, the second step would need to be performed; otherwise, no further step is required. The second step, measuring the impairment loss, compares the implied fair value of the goodwill with the carrying amount of the goodwill. Any excess of the carrying amount over the applied fair value is recognized as an impairment loss, and the carrying value of goodwill is written down to fair value.

The Company determined that certain indicators of potential impairment existed during 2015 and 2016, which triggered goodwill impairment analysis for its reporting units. These indicators included a decrease in the Company’s share price and lower than expected sales and cash flow, as well as management decisions to abandon certain R&D projects. Based on the goodwill assessment for the search monetization reporting unit and Grow Mobile reporting unit, in 2015, the Company determined that the carrying amount of the reporting units exceeds their fair value and recorded an impairment of $87,043 (out of which $16,165 is included as a loss from discontinued operation) to its goodwill. No such impairment charges were recorded in 2014 or in 2016.

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

Revenue recognition

The Company generates revenues primarily from two major sources:

Search Revenues - the Company obtains its search revenues from service agreements with its search partners. Search revenue is generated primarily from monthly transaction volume-based fees earned by the Company for making its applications available to online publishers and app developers (either based on fixed price models, pay-per-search fee or portion of the revenue generated by the search partners).

Advertising Revenues - the Company primarily generates advertising revenues from delivering, high impact ad formats creatively designed to capture consumer attention and drive engagement, across a hand-picked portfolio of websites and mobile applications.

The Company evaluates whether Search and Advertising Revenues should be presented on a gross basis, which is the amount that a customer pays for the service, or on a net basis, which is the amount of the customer payment less amounts the Company pays to publishers. In making that evaluation, the Company considers indicators such as whether the Company is the primary obligor in the arrangement and assumes risks and rewards as a principal or an agent, including the credit risk, whether the Company has latitude in establishing prices and selecting its suppliers and whether it changes the products or performs part of the service. The evaluation of these factors is subject to significant judgment and subjectivity. Generally, in cases in which the Company is primarily obligated in a transaction, is subject to risk, involved in the determination of the product (or the service) specifications, separately negotiates each revenue service agreement or publisher agreement and can have several additional indicators, revenue is recorded on a gross basis.

The Company recognizes revenue when all four revenue recognition criteria have been met: persuasive evidence of an arrangement exists; services are rendered; the fee or price charged is fixed or determinable; and collectability is reasonably assured. Deferred revenue is recorded when payments are received from customers in advance of the Company's rendering of services.

Cost of revenues

Cost of revenues consists primarily of expenses associated with the operation of the Company’s data centers, including depreciation, labor, energy and bandwidth costs, amortization of acquisition-related intangible assets, as well as content acquisition costs. The direct cost relating to search revenues is immaterial.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Customer acquisition costs and media buy

Customer acquisition costs and media buy consist of amounts paid to publishers who distribute the Company’s search applications and services and other products and the costs of advertising inventory incurred to deliver ads. Customer acquisition costs are primarily based on revenue share arrangements with minimum guaranty and are charged as incurred.

Research and development costs

Research and development costs are charged to the statement of income as incurred, except for certain costs relating to internally developed software, which are capitalized.

The Company capitalizes certain internal and external software development costs, consisting primarily of direct labor associated with creating the internally developed software. Software development projects generally include three stages: (i) the preliminary project stage (all costs expensed as incurred); (ii) the application development stage (costs are capitalized) and (iii) the post implementation/operation stage (all costs expensed as incurred). The costs capitalized in the application development stage primarily include the costs of designing the application, coding and testing of the system. Capitalized costs are amortized using the straight-line method over the estimated useful life of the software, generally three years, once it is ready for its intended use. The Company believes that the straight-line recognition method best approximates the manner in which the expected benefit will be derived.  Management evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets. As a result of changes in circumstances, management decided to abandon certain projects and therefore recorded an impairment charge of $3,390 in 2015, which is included as a loss from discontinued operation.

Capitalized software development costs, net of accumulated amortization of $557 and $4,393 are included in property and equipment in the consolidated balance sheets as of December 31, 2015 and 2016, respectively (see Note 5).

Income taxes

The Company accounts for income taxes in accordance with ASC 740, "Income Taxes". This Statement prescribes the use of the liability method, whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. To the extent necessary, the Company provides a valuation allowance to reduce deferred tax assets to their estimated realizable value.

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

Severance pay

The majority of the Company's agreements with employees in Israel are in accordance with section 14 of the Severance Pay Law, 1963 (“Section 14”), where the Company's contributions for severance pay is paid to the employee upon termination instead of the severance liability that would otherwise be payable under the law as aforementioned. Upon contribution to a fund, based on the full amount of the employee's monthly salary, and release of the fund to the employee, no additional severance payments are required to be made by the Company to the employee. Therefore, the related obligation and amounts deposited on behalf of such obligation are not stated on the balance sheet, as the Company is legally released from obligation to such employees once the deposit amounts have been paid.

The Company's liability for severance pay to its Israel-based employees not under Section 14, is calculated pursuant to Israel's Severance Pay Law based on the most recent monthly salaries of such employees, multiplied by the number of years of their employment, or a portion thereof, as of the balance sheet date. This liability is fully provided for by monthly deposits in insurance policies and by an accrual. The deposited funds include profits and losses accumulated up to the balance sheet date and they may be withdrawn only upon the fulfillment of the obligation pursuant to Israel's Severance Pay Law.

Severance expenses from continuing operations for the years ended December 31, 2014, 2015 and 2016 amounted to $3,330, $2,310 and $2,917, respectively. The balances of severance deposits and accrued severance pay are immaterial and included in other assets and other long-term liabilities on the accompanying balance sheets, respectively.

Employee benefit plan

The Company’s U.S. operations maintain a retirement plan (the “U.S. Plan”) that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Participants in the U.S. Plan may elect to defer a portion of their pre-tax earnings, up to the Internal Revenue Service’s annual contribution limit. The Company matches 100% of each participant’s contributions, up to 3% of employee deferral, and 50% of the next 2% of employee deferral. Contributions to the U.S. Plan are recorded during the year contributed as an expense in the consolidated statement of income.

Total employer 401(k) contributions for the years ended December 31, 2014, 2015 and 2016 were $116, $247 and $1,018, respectively.

Comprehensive income (loss)

The Company accounts for comprehensive income (loss) in accordance with ASC 220, "Comprehensive Income". This statement establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income generally represents all changes in shareholders' equity during the period except those resulting from investments by, or distributions to, shareholders. The Company determined that its other comprehensive income (loss) relates to hedging derivative instruments and foreign currency translation adjustments.

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

The weighted average number of ordinary shares related to the outstanding options, restricted shares, convertible debt and warrants excluded from the calculations of diluted net earnings per ordinary share, as these securities are anti-dilutive, was 3,766,080, 14,179,439 and 10,700,363 for the years ended December 31, 2014, 2015 and 2016, respectively.

Concentrations of credit risk

Financial instruments, which potentially subject the Company to a concentration of credit risk, consist primarily of cash and cash equivalents, bank deposits, restricted cash and accounts receivable.

The majority of the Company’s cash and cash equivalents, bank deposits and restricted cash are invested in USD instruments with major banks in the U.S. and Israel. Deposits in the U.S. may be in excess of insured limits and are not insured in other jurisdictions. Generally, these deposits may be redeemed upon demand and, therefore, bear minimal risk.

The Company’s major customers are financially sound, and the Company believes low credit risk is associated with these customers. To date, the Company has not experienced any material bad debt losses. Total expenses for doubtful debts during 2014, 2015 and 2016 amounted to $1,035, $104 and $152, respectively.

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

The Company recognizes compensation expenses for the value of its awards, which have graded vesting based on service conditions, using the straight-line method, over the requisite service period of each of the awards, net of estimated forfeitures. Estimated forfeitures are based on actual historical pre-vesting forfeitures. For performance-based stock units, the Company recognizes compensation expenses for the value of such awards, if and when the Company concludes that it is probable that a performance condition will be achieved based on the accelerated attribution method over the requisite service period. The Company should reassess the probability of vesting at each reporting period for awards with performance conditions and adjust compensation cost based on its probability assessment.

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

The following table presents the various assumptions used to estimate the fair value of the Company's stock-based awards granted to employees and directors in the periods presented:

	Year ended December 31
	2014	2015	2016

Risk-free interest rate	0.10% - 1.72%	0.17% - 1.76%	0.46% - 1.73%
Expected volatility	44.44% - 51.62%	43.49% - 50.31%	49.49% - 53.54%
Early exercise factor	100% - 256%	160% - 210%	150% - 200%
Forfeiture rate post vesting	0% - 15%	0% - 18%	5% - 20%
Dividend yield	0%	0%	0%

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

Starting 2014, in order to mitigate the potential adverse impact on cash flows resulting from fluctuations in the exchange rate of the new Israeli shekels (“ILS”), the Company started to hedge portions of its forecasted expenses denominated in ILS with swap and options contracts. In addition, the Company has entered into a cross currency interest rate swap agreement in order to transform cash flow in ILS into USD of interest payments and principal as derived from the Company’s convertible debt conditions (see Note 10). The Company does not speculate in these hedging instruments in order to profit from foreign currency exchanges, nor does it enter into trades for which there are no underlying exposures.

The Company follows the requirements of ASC No. 815, ”Derivatives and Hedging” (“ASC 815”), which requires companies to recognize all of their derivative instruments as either assets or liabilities on the balance sheet at fair value. The accounting for changes in fair value (i.e. gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging transaction and further, on the type of hedging transaction. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge, or a hedge of a net investment in a foreign operation.

To protect against the increase in value of forecasted foreign currency cash flow resulting mainly from salaries and related benefits and taxes paid in ILS during the year, the Company hedges portions of its anticipated payroll denominated in ILS for a period of one to twelve months with forward and options contracts (the “Hedging Contracts”). Accordingly, when the USD strengthens against the ILS, the decline in present value of future ILS currency expenses is offset by losses in the fair value of the Hedging Contracts. Conversely, when the USD weakens, the increase in the present value of future ILS expenses is offset by gains in the fair value of the Hedging Contracts. These Hedging Contracts are designated as cash flow hedges.

Additionally, in order to mitigate the potential adverse impact of the fluctuations in the ILS-USD exchange rate in connection with the convertible debt (see Note 10), the Company has entered into a cross currency interest rate SWAP agreement (the “SWAP”) in order to hedge the future interest and principal payments, which are all denominated in ILS. However, since the convertible debt is measured at fair value at each reporting date, the SWAP does not qualify and was not designated as a cash flow hedge under ASC 815.

In order to limit the Company’s interest expenses derived from the secured credit agreement in which the Company entered concurrently with the closing of the Undertone acquisition (see Note 6), the Company has purchased a Cap Option for the interest amounts expected to be paid till June 2018. The cap option is designated as cash flow hedge under ASC 815.

The swap contracts were not designated as hedging instruments and therefore gains or losses resulting from the change of their fair value are recognized in "financial expenses, net". The Company measured the fair value of these contracts in accordance with ASC 820, "Fair Value Measurement and Disclosures", and they were classified as level 2.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The notional value of the Company’s derivative instruments as of December 31, 2015 and 2016, amounted to $57,052 and $72,569, respectively. Notional values in USD are translated and calculated based on the spot rates for options and swap. Gross notional amounts do not quantify risk or represent assets or liabilities of the Company; however, they are used in the calculation of settlements under the contracts.

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

Business combinations

The Company accounted for business combination in accordance with ASC 805, "Business Combinations". ASC 805 requires recognition of assets acquired, liabilities assumed, and any non-controlling interest at the acquisition date, measured at their fair values as of that date. Any excess of the fair value of net assets acquired over purchase price is allocated to goodwill and any subsequent changes in estimated contingencies are to be recorded in earnings. In addition, changes in valuation allowance related to acquired deferred tax assets and in acquired income tax position are to be recognized in earnings.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Acquisition related costs are expensed to the statement of income in the period incurred.

Discontinued operations

Under ASC 205, "Presentation of Financial Statements - Discontinued Operation", when a component of an entity, as defined in ASC 205, has been disposed of or is classified as held for sale, the results of its operations, including the gain or loss on its disposal are classified as discontinued operations and the assets and liabilities of such component are classified as assets and liabilities attributed to discontinued operations, provided that the operations, assets and liabilities and cash flows of the component have been eliminated from the entity’s consolidated operations and the entity will no longer have any significant continuing involvement in the operations of the component.

In August 2016, the Company completed the sale of the GME business, including the intellectual property, know-how and technology, for total consideration of $1,750, which was included in net loss from discontinued operations in the consolidated statement of income for the year ended December 31, 2016.

The results of the discontinued operations, including prior periods' comparable results, which have been retroactively reclassified as a separate line items in the statements of income, are presented below:

	Year ended December 31,
	2014	2015	2016*

Costs and expenses	7,719	7,444	5,192
Impairment of intangible assets and goodwill	-	19,555	-
Gain on disposal of the discontinued operations	-	-	(1,750)
Loss before taxes on income	(7,719)	(26,999)	(3,442)
Taxes on income	1,235	-	795
Total net loss on discontinued operations	$(6,484)	$(26,999)	$(2,647)

* Represent the results of the discontinued operations until their disposal.

Depreciation expenses from discontinued operations totaled $92, $550 and $71, for the years ended December 31, 2014, 2015 and 2016, respectively.

Reclassifications

Certain financial statement data for prior years has been reclassified to conform to current year financial statement presentation.

Recent Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update No. 2014-09 (ASU 2014-09) "Revenue from Contracts with Customers." ASU 2014-09 supersedes the revenue recognition requirements in “Revenue Recognition (Topic 606)”, and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. Topic 606 was further amended during 2016 as follows:

•
In March 2016, by ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net), which clarifies the implementation guidance on principal versus agent considerations. The guidance includes indicators to assist an entity in determining whether it controls a specified good or service before it is transferred to the customers.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

•
In April 2016, by 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing, that clarified two aspects of ASC 606, identifying performance obligations and the licensing implementation guidance, while retaining the related principles of those areas.

•
In May 2016, by ASU No. 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients. ASU 2016-12 address certain issues in the guidance on assessing collectability, presentation of sales taxes, noncash consideration, and completed contracts and contract modifications at transition.

As currently issued and amended, ASC 606 is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period, though early adoption is permitted for annual reporting periods beginning after December 15, 2016 using either of two methods: (1) full retrospective application or (2) modified retrospective application. The Company's management is currently evaluating the impact that the new principal versus agent guidance may have on the presentation of its revenue arrangements, and the expected impact on its business processes, systems and controls, but had not completed its evaluation. The Company expect to complete its assessment process during 2017 and adopt the new standard on January 1, 2018. The Company did not select yet the transition method of the new standard.

In February 2016, the FASB issued ASU 2016-02, Leases. ASU 2016-02 requires that long-term lease arrangements be recognized on the balance sheet. The standard is effective for interim and annual periods beginning after December 15, 2018, and early adoption is permitted. The Company is currently evaluating the impact of adoption on its consolidated financial statements.

In March 2016, the FASB issued Accounting Standards Update No. 2016-09, Compensation-Stock Compensation (Topic 718): Improvement to Employee Share-based Payment Accounting (ASU 2016-09), to simplify the accounting for share-based payment transactions, including the income tax consequences, an option to recognize gross share-based compensation expense with actual forfeitures recognized as they occur, as well as certain classifications on the statement of cash flows. This guidance will be effective for the Company in the first quarter of 2017, and early adoption is permitted. The Company is currently evaluating the effect that this guidance will have on its consolidated financial statements.

In November 2016, the FASB issued Accounting Standards Update (ASU) 2016-18, Statement of Cash Flows: Restricted Cash, providing specific guidance on the cash flow classification and presentation of changes in restricted cash and restricted cash equivalents. Amounts generally described as restricted cash should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flow. The amendments in ASU 2016-18 are effective for fiscal years beginning after December 15, 2017, and interim periods therein. Early adoption is permitted, including adoption in an interim period. The Company is currently evaluating the effect, if any, that the adoption of ASU 2016-18 will have on its financial statements.

In January 2017, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2017-04, “Intangibles—Goodwill and Other (Topic 350): - Simplifying the Test for Goodwill Impairment”, which eliminates the requirement to calculate the implied fair value of goodwill (i.e., Step 2 of the goodwill impairment test) for the purpose of measuring a goodwill impairment charge. Instead, an impairment charge shall be recognized based on the excess of a reporting unit’s carrying amount over its fair value. The standard shall be applied prospectively and is effective for annual and interim impairment tests performed in periods beginning after December 15, 2019, for public entities. Early adoption is permitted for annual and interim goodwill impairment testing dates after January 1, 2017. The Company will adopt the new guidance on January 1, 2017.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:	FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table present assets and liabilities measured at fair value on a recurring basis as of December 31, 2016:

	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets:
Derivative assets	$-	$1,117	$-	$1,117

Total financial assets	$-	$1,117	$-	$1,117

Liabilities:
Payment obligation in connection with acquisitions	$-	$-	$7,653	$7,653
Derivative liabilities	-	84	-	84
Convertible debt	29,526	-	-	29,526

Total financial liabilities	$29,526	$84	$7,653	$37,263

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:	FAIR VALUE OF FINANCIAL INSTRUMENTS (Cont.)

The following table present assets and liabilities measured at fair value on a recurring basis as of December 31, 2015:

	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets:
Derivative assets	$-	$608	$-	$608

Total financial assets	$-	$608	$-	$608

Liabilities:
Payment obligation in connection with acquisitions	$-	$-	$49,124	$49,124
Derivative liabilities	-	214	-	214
Convertible debt	35,463	-	-	35,463

Total financial liabilities	$35,463	$214	$49,124	$84,801

The following table summarizes the changes in the Company’s liabilities measured at fair value using significant unobservable inputs (Level 3), during the year ended December 31, 2015 and 2016:

Total fair value as of January 1, 2015	$13,645

Accretion of contingent liability related to acquisition	311
Change in fair value of contingent consideration related to acquisition	(6,564)
Settlements	(2,500)
Fair value of payment obligation in connection with Undertone acquisition	44,023
Reclassification to accrued expenses	(189)
Change in fair value recognized in earnings with respect to the employees of Grow Mobile	398

Total fair value as of December 31, 2015	$49,124

Accretion and interest of payment obligation related to acquisition	$1,303
Settlements	(7,537)
Change to payment obligation as a result of working capital adjustment	309
Amendment to the merger agreement	(35,546)

Total fair value as of December 31, 2016	$7,653

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:	ACQUISITIONS

a.	Interactive Holding Corp.

On November 30, 2015, The Company executed an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which the Company consummated, on the same date, the acquisition of 100% of the shares of Interactive Holding Corp., a Delaware corporation, and its subsidiaries (collectively referred to as "Undertone") for a total preliminary purchase price of $133,101, comprised of the following:

1.	$89,078 paid in cash on November 30, 2015;
2.	$1,182 paid in cash on January 29, 2016;
3.	An amount of $2,143 excess in tax advances paid in 2016 upon refund from tax authorities;
4.
An amount of $3,000 to be paid in installments over the period ending September 2017, for which a liability of $2,804 was recorded at fair value ($2,820 at December 31, 2015). In 2016 an amount of $1,000 was paid after which, the fair value of the remaining liability is $1,939 as of December 31, 2016;

5.
$16,000 were retained as a holdback to cover potential claims until May 31, 2017, for which a liability of $14,391 was recorded at fair value ($14,476 and $14,129 at December 31, 2015 and August 2, 2016, respectively), and an amount of $20,000, deferred consideration payment, bearing 10% annual interest, to be paid on November 2020, for which a liability of $22,005 was recorded at fair value ($21,859 and $ 21,417 at December 31, 2015 and August 2, 2016, respectively).

6.	Working capital adjustment in the amount of $1,498.

In addition to the purchase price detailed above, the Company incurred acquisition related costs totaling $4,804, which are included in general and administrative expenses. Acquisition related costs include banking, legal and accounting fees, as well as other external costs directly related to the acquisition.

Adjustments to purchase price:

On August 2, 2016, the Company executed an amendment to the Merger Agreement, pursuant to which, the Company paid $22,000 and eliminated $35,546 at fair value, of obligations. Under said amendment, the Company reserved its right to claim indemnification only for certain material potential claims until May 2017. As a result of the amendment, the Company reduced the purchase price by $13,546.

Final purchase price amounted to $119,768 including a working capital final adjustment of $213 in 2016.

Adjustments to the purchase price allocation:

As of December 31, 2015, the estimated fair values were preliminary and based on the information that was available as of the closing date. In 2016, the Company recognized an adjustment of $590 to the goodwill balance, as a result of changes made to the preliminary amounts recognized for assets and liabilities, during the measurement period. As of December 31, 2016, the Company finalized the valuation and completed the purchase price allocation.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:	ACQUISITIONS (Cont.)

The final allocation of the purchase price, to assets acquired and liabilities assumed, is as follows:

Cash and cash equivalents	$7,378
Accounts receivable	38,493
Prepaid expenses and other assets	4,427
Long term restricted cash	1,182
Property and equipment	1,905
Deferred taxes	815
Accounts payable	(23,152)
Accrued expenses and other liabilities	(11,083)
Deferred revenues	(1,047)
Long term loan, including current maturities	(48,601)
Deferred tax liability	(20,241)
Intangible assets	63,200
Goodwill	106,492

Total purchase price	$119,768

The main reason for the acquisition was to continue the strategic evolution of the Company into a global technology company delivering high-quality advertising solutions to brands and publishers. The desired strategic benefits were to create a differentiated independent ad tech platform with significant scale and profitability, add noteworthy relationships with premium brands, agencies and publishers, enhance mobile footprint, extend programmatic capabilities, broaden product suite with the addition of proprietary, high-impact creative formats and substantially diversify revenue base.

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

Intangible assets:

The fair value of intangible assets was based on the market participant approach to valuation, performed by a third-party valuation firm, using estimates and assumptions provided by management.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:	ACQUISITIONS (Cont.)

The following table sets forth the components of intangible assets associated with the Undertone acquisition:

		Estimated useful life

Acquired technology (1)	$19,500	5 years
Customer relationships (2)	30,000	6 years
Backlog (3)	4,200	less than 1 year
Tradename (4)	9,500	4 years

Total amount allocated to intangible assets	$63,200

(1)	Acquired technology represents the combined technology for delivering and administering Undertone’s attention-grabbing, full-page video advertisements and other advertising formats.

(2)	Customer relationships represent the existing relationships and agreements with Undertone’s brand advertisers.

(3)	Backlog represents customer insertion orders that are highly probable to be turned into revenues in the near future.

(4)	Tradename represents trade names and logos under which Undertone markets and sells its services.

b.	Make Me Reach SAS

On February 10, 2015, the Company consummated the acquisition of 100% of the shares of Make Me Reach SAS, a private French company headquartered in Paris, France ("MMR"). MMR enables advertisers to efficiently and effectively scale their advertising campaigns on social media, with a specific focus on optimizing mobile ad campaigns. MMR is a Facebook Preferred Marketing Developer (PMD) and Twitter Marketing Platform Partner (MPP).

The acquisition of MMR is part of the Company’s strategy to channel its future growth efforts towards the mobile advertising market, to extend its mobile marketing technology by adding the ability to advertise on social media and to provide developers a more effective mobile advertising tool. Additionally, the acquisition of MMR established the Company’s first office in Europe.

The acquisition has been accounted for as a business combination under ASC No. 805, “Business Combination”. The purchase price was $6,394 in cash and $4,378 in the form of 1,437,510 ordinary shares. In the subsequent 12 months, the Company was required to pay additional $442 in cash and issued an additional $442 in ordinary shares to the founder of MMR, subject to retention conditions, which were paid in full in February 2016. In addition, certain key employees of MMR were entitled to retention payments of $144 in cash and $63 in the form of 18,998 ordinary shares, which were paid upon closing. An additional $266 in cash and $208 in the form of 92,348 ordinary shares that were subject to retention conditions, were paid to such key employees in February 2016. Amounts subject to retention conditions were included as payroll expenses in the statement of operations.

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

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:          PROPERTY AND EQUIPMENT, NET

	December 31,
	2015	2016
Cost:
Computers and peripheral equipment	$11,775	$9,607
Office furniture and equipment	2,837	2,679
Leasehold improvements	6,981	7,142
Capitalized software	557	5,005

Total cost	22,150	24,433
Less: accumulated depreciation and amortization	9,436	10,228

Property and equipment, net	$12,714	$14,205

Depreciation and amortization of capitalized software costs from continued operations totaled $2,583, $2,543 and $4,003, for the years ended December 31, 2014, 2015 and 2016, respectively.

In connection with the 2014 restructuring plan, the Company impaired leasehold improvements in the amount of $632 relating to office space that will no longer be in use.

In connection with the 2015 restructuring plan, the Company recorded an impairment of $159 relating to disposal of certain office furniture and equipment (see Note 16) which are included in restructuring charges in the statement of income. In addition, in connection with Growmobile platforms, the Company impaired software capitalized costs of $3,390, which are included as a loss from discontinued operations.

During 2016, the Company capitalized software development costs of $4,605 (including $14 of stock-based compensation). Amortization expense for the related capitalized internally developed software in 2016 totaled $769, and is included in Cost of revenues in the accompanying consolidated statements of operations. During 2015, the Company capitalized software development costs of $4,192 (including $187 of stock-based compensation). Amortization expense for the related capitalized internally developed software in 2015 totaled $245, and is included in Net loss from discontinued operations in the accompanying consolidated statements of operations.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:          GOODWILL AND OTHER INTANGIBLE ASSETS, NET

a.	Goodwill

The changes in the net carrying amount of goodwill in 2015 and 2016 were as follows:

Balance as of January 1, 2015	$164,092

Acquisition of MMR	7,452
Acquisition of Undertone	119,448
Impairment	(87,043)
Revaluation (foreign currency exchange)	(256)

Balance as of December 31, 2015	$203,693

Final adjustments to Undertone's purchase price (see Note 4)	(12,956)

Balance as of December 31, 2016	$190,737

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:          GOODWILL AND OTHER INTANGIBLE ASSETS, NET (Cont.)

b.	Intangible assets, net

The following is a summary of intangible assets as of December 31, 2016:

	December 31, 2015	Amortization	OCI	Disposals	December 31, 2016

Acquired technology	$30,715	$-	$(41)	$-	$30,674
Accumulated amortization	(8,963)	(5,543)	16	-	(14,490)
Impairment	(956)	-	-	-	(956)
Acquired technology, net	20,796	(5,543)	(25)	-	15,228

Customer relationships	31,911	-	(13)	-	31,898
Accumulated amortization	(1,161)	(12,750)	6	-	(13,905)
Impairment	(91)	-	-	-	(91)
Customer relationships, net	30,659	(12,750)	(7)	-	17,902

Tradename and other	22,483	-	(59)	(4,200)	18,224
Accumulated amortization	(4,609)	(3,681)	11	4,200	(4,079)
Impairment	(3,257)	-	-	-	(3,257)
Tradename and other, net	14,617	(3,681)	(48)	-	10,888

Intangible assets, net	$66,072	$(21,974)	$(80)	$-	$44,018

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:          GOODWILL AND OTHER INTANGIBLE ASSETS, NET (Cont.)

The following is a summary of intangible assets as of December 31, 2015:

	December 31, 2014	Additions	Amortization	Impairment	OCI	Disposals	December 31, 2015

Acquired technology	$38,515	$20,761	$-	$-	$(46)	$(28,515)	$30,715
Accumulated amortization	(15,698)	-	(4,374)	-	2	11,107	(8,963)
Impairment	(14,347)	-	-	(4,017)	-	17,408	(956)
Acquired technology, net	8,470	20,761	(4,374)	(4,017)	(44)	-	20,796

In-process R&D	2,000	-	-	-	-	(2,000)	-
Impairment	(2,000)	-	-	-	-	2,000	-
In-process R&D, net	-	-	-	-	-	-	-

Customer relationships	3,144	30,395	-	-	(14)	(1,614)	31,911
Accumulated amortization	(903)	-	(766)	-	-	508	(1,161)
Impairment	-	-	-	(1,197)	-	1,106	(91)
Customer relationships, net	2,241	30,395	(766)	(1,197)	(14)	-	30,659

Tradename and other	11,911	15,498	-	-	(66)	(4,860)	22,483
Accumulated amortization	(2,138)	-	(3,739)	-	2	1,266	(4,609)
Impairment	(3,594)	-	-	(3,257)	-	3,594	(3,257)
Tradename and other, net	6,179	15,498	(3,739)	(3,257)	(64)	-	14,617

Intangible assets, net	$16,890	$66,654	$(8,879)	$(8,471)	$(122)	$-	$66,072

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:          GOODWILL AND OTHER INTANGIBLE ASSETS, NET (Cont.)

The estimated useful life of the intangible assets are as follows:

Estimated useful life
Acquired technology	3-5 years
Customer relationships	4-5 years
Tradename and other	4-11 years

In December 2014 and 2015, the Company performed an impairment review of several intangible assets that were recognized in connection with the acquisitions of Perion (see Note 1) and Grow Mobile, respectively, which resulted in total impairment charges of $19,941 and $8,471 that are included in impairment, net of change in fair value of contingent consideration in the statement of income for the years ended December 31, 2014 and 2015, respectively. Related deferred tax liabilities of $3,191 and $2,291 have also been written off and are included in taxes on income, as tax benefit, for the years ended December 31, 2014 and 2015, respectively. Such impairments resulted primarily due to lower than anticipated sales and cash flow as well as managerial decisions to abandon certain R&D projects. No such impairment charges were recorded in 2016.

Amortization of intangible assets, net, in each of the succeeding five years and thereafter is estimated as follows:

2017	$16,197
2018	12,028
2019	9,944
2020	4,861
2021	229
Thereafter	759

$44,018

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:          ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2015	2016

Employees and payroll accruals	$10,190	$7,668
Government authorities	1,850	2,929
Professional services accruals	3,171	1,812
Other accruals	3,587	3,549
Other overhead related expenses	1,592	991
Accrued restructuring charges (see note 16)	1,756	-
Hosting, software and web services accruals	497	433
Derivative liabilities	214	84

	$22,857	$17,466

NOTE 8:          DERIVATIVES AND HEDGING ACTIVITES

The fair value of the Company’s outstanding derivative instruments is as follows:

		December 31,
	Balance sheet	2015	2016

Derivatives designated as hedging instruments:
Foreign exchange forward contracts and other derivatives	''Prepaid expenses and other current assets''	$242	$125
	''Accrued expenses and other liabilities''	214	84
	''Accumulated other comprehensive income''	-	36

Derivatives not designated as hedging instruments:
Foreign exchange forward contracts and other derivatives	''Prepaid expenses and other current assets''	-	$20

Cross currency SWAP	''Prepaid expenses and other current assets''	$366	$973

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:          DERIVATIVES AND HEDGING ACTIVITES (Cont.)

The decrease in unrealized gains recognized in accumulated other comprehensive income on derivatives, is as follows:

	December 31,
	2015	2016

Option contracts	$206	$175

The net losses reclassified from accumulated other comprehensive loss to the operating expenses are as follows:

	Gain recognized in Statements of Comprehensive Income		Gain (loss) recognized in consolidated statements of Income
	Year ended December 31,	Statement of Income item	Year ended December 31,
	2016		2014	2015	2016
Derivatives designated as hedging instruments:
Foreign exchange options and forward contracts	$36	"Operating expenses"	$(62)	$178	$167

Derivatives not designated as hedging instruments:
Foreign exchange options and forward contracts		"Financial expenses"	125	(175)	(16)
SWAP		"Financial expenses"	-	225	608

Total	$36		$63	$228	$759

NOTE 9:	SHORT TERM AND LONG TERM DEBT

1.	On May 17, 2012, the Company entered into loan agreements, with two Israeli Banks, pursuant to which the Company borrowed a total of $10,000.

In December 2014, the Company executed a cross-currency and interest swap transaction with one of the banks in order to mitigate the potential impact of the fluctuations in the ILS/USD exchange rate in regards to the future interest and principal payments of the Company’s convertible bonds (described below), which are denominated in ILS. In April 1, 2015, the Company amended the agreement in regards to the financial covenants to secure the fulfillment of all the obligations, liabilities and indebtedness, effective December 31, 2014. As of December 31, 2016, the Company fully repaid one of the loans, and the outstanding balance of $400 will be repaid by April 2017. The agreement contains various provisions including compliance with certain financial covenants, restrictive covenants, including negative pledges on future acquisition, and other commitments, typically contained in facility agreements of this type.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:	SHORT TERM AND LONG TERM DEBT (Cont.)

2.
On November 30, 2015, concurrently with the closing of the Undertone acquisition, Interactive Holding Corp. entered into a new secured credit agreement for $50,000, due in quarterly installments from March 2016 to November 2019. The installments started at $625 per quarter, increase to $1,250 per quarter in March 2018 and require a final payment upon maturity of $35,000. The outstanding principal bears interest at LIBOR plus 5.5% per annum and is secured by substantially all the assets of the companies in the Undertone group and by guarantees of such companies. The credit is required to be prepaid by Undertone in certain circumstances, such as from proceeds of asset sales or casualty insurance policies, debt or equity offerings, or from excess cash flow in the event that Undertone's total leverage ratio exceeds specified targets, and a pro rata portion of indemnification payments (or offset of the holdback amount) under the Merger Agreement. The debt issuance cost amounted to $1,399, which was deducted from the carrying amount of that debt in the consolidated balance sheets and amortized during the term of the loan as interest expense according to the effective interest method. According to the credit agreement, Undertone has the option for prepayment, which shall be applied to principal installments as specified by Undertone. In 2016, Undertone repaid additional $5,000, which was applied to the final principal upon maturity.

As of December 31, 2016, the principal outstanding balance was $42,500.

Under said credit facility, Undertone is required to maintain financial covenants as of the end of each fiscal quarter as set forth in the credit facility. As of December 31, 2016, the Company satisfies all of the financial covenants.

3.
On November 22, 2015, the Company borrowed $19,900 under a credit facility from an Israeli Bank. The credit facility was secured by a lien on the accounts receivable of ClientConnect Ltd., an Israeli subsidiary of Perion, from its current and future business clients and was guaranteed by Perion. As of December 31, 2015, the unpaid balance of the credit facility was $13,000, bearing annual interest of LIBOR + 1.2%. In November 2016, the Company repaid the credit facility.

4.
On November 28, 2016, the Company borrowed $7,000 under a credit facility from the same Israeli bank. The credit facility is guaranteed by a lien on the accounts receivable of ClientConnect Ltd., from its current and future business clients and is guaranteed by Perion. As of December 31, 2016, the utilized balance of the credit facility was $7,000 bearing annual interest of LIBOR + 3.3%. On January 26, 2017, the Company repaid the credit facility.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:	SHORT TERM AND LONG TERM DEBT (Cont.)

As of December 31, 2016, the aggregate principal annual maturities according to the all of the above loan agreements were as follows:

Repayment amount

2017	$11,150
2018	5,000
2019	33,750

Total principal payments	49,900
Less: unamortized original issue discount	(1,316)

Present value of principal payments	48,584
Less: current portion	10,656

Long-term debt	$37,928

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:       CONVERTIBLE DEBT

In September 2014, the Company completed a public offering in Israel of its Series L Convertible Bonds (the "Bonds"), with an aggregate par value of approximately ILS 143,500, out of which, as of December 31, 2016, approximately ILS 114,789 was outstanding, (approximately $29,854 as of December 31, 2016). The Bonds were issued at a purchase price equal to 96.5% of their par value and bear annual interest at a rate of 5%, payable semi-annually, subject to a possible increase up to 6% in the event and to the extent the Company’s debt rating is downgraded. The Bonds’ principal, denominated in ILS, is repayable in five equal annual instalments commenced on March 31, 2016.

The Bonds are convertible, at the election of each holder, into the Company’s ordinary shares at a conversion price of ILS 33.605 per share ($8.74 on December 31, 2016) from the date of issuance and until March 15, 2020. The ordinary shares issued upon conversion of the Bonds will be listed on the NASDAQ Stock Market (“Nasdaq”) and the Tel-Aviv Stock Exchange (“TASE”), to extent that the Company's ordinary shares are listed thereon at the time of conversion. The conversion price is subject to adjustment in the event that the Company effects a share split or reverse share split, rights offering or a distribution of bonus shares or a cash dividend.

The Company may redeem the Bonds upon delisting of the Bonds from the TASE, subject to certain conditions. In addition, the Company may redeem the Bonds or any part thereof at its discretion after December 1, 2014, subject to certain conditions.

The Company elected to apply the fair value option in accordance with ASC 825, “Financial Instruments”, to the Bonds and therefore all unrealized gains and losses are recognized in earnings. As of December 31, 2016, the fair value of the Bonds, based on their quoted price at the TASE and including accrued interest of $376, was $29,526.

The changes of the long-term convertible debt in 2015 and 2016 were as follows:

Balance as of January 1, 2015	$35,752

Change in accrued interest	1,823
Change in fair value	175
Payment of interest	(1,824)

Balance as of December 31, 2015*	$35,926

Change in accrued interest	1,586
Change in fair value	1,350
Payment of interest	(1,716)
Payment of principal	(7,620)

Balance as of December 31, 2016*	$29,526

* include accrued interest of $463 and $376 as of December 31, 2015 and 2016, respectively

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:       CONVERTIBLE DEBT (Cont.)

In order to mitigate the potential adverse impact of the fluctuations in the ILS-USD exchange rate, the Company entered into a cross currency interest rate swap agreement (the “SWAP”) in order to hedge the future interest and principal payments of the Bonds, which are denominated in ILS.

As of December 31, 2016, the Company satisfies all of the financial covenants associated with both the Bonds and the SWAP.

As of December 31, 2016, the aggregate principal annual payments of the Bonds were as follows:

Repayment amount

2017	$7,463
2018	7,464
2019	7,463
2020	7,464

$29,854

NOTE 11:	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Office lease commitments

In January 2014, the Company entered into a lease agreement for new corporate offices in Holon, Israel. The lease expires in January 2025, with an option by the Company to extend for two additional terms of 24 months each. Additionally, the Company may exercise an early termination of the lease in November 2019.

Certain other facilities of the Company are rented under operating lease agreements, which expire on various dates, the latest of which is in 2022. The Company recognizes rent expense under such arrangements on a straight-line basis.

Furthermore, the Company leases motor vehicles for employees under operating lease agreements.

Aggregate minimum lease commitments under the aforesaid non-cancelable operating leases as of December 31, 2016, were as follows:

	Minimum lease payments	Minimum sublease rentals	Net future minimum lease commitment
2017	$6,275	$693	$5,582
2018	6,318	694	5,624
2019	4,297	697	3,600
2020	3,613	627	2,986
2021	3,342	695	2,647
Thereafter	6,262	970	5,292

	$30,107	$4,376	$25,731

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

Facilities leasing expenses from continued operations in the years 2014, 2015 and 2016 were $1,166, $1,710 and $5,419, respectively. Car leases expenses from continued operations in the years 2014, 2015 and 2016 were $1,163, $1,046 and $790, respectively.

b.	Contingent purchase obligation

On November 30, 2012, the Company completed the acquisition of 100% of Sweet IM’s shares. Pursuant to the terms of the Share Purchase Agreement (“SPA”) between the Company and SweetIM, the Company was obligated to pay SweetIM's shareholders, among other payments, a payment of up to $ 7,500 in cash in May 2014 if certain milestones were met (the “Contingent Payment”). The milestones were based on the Company's GAAP revenues in 2013, and the absence of certain changes in the industry in which the Company operates. On May 28, 2014, the Company paid $2,500 in respect of the Contingent Payment. Following such payment, on June 22, 2014, SweetIM’s Shareholders’ representative notified the Company claiming that the Company owes SweetIM’s shareholders the entire Contingent Payment. The Company believes that the claim is without merit and plans to defend against it vigorously. Until this dispute is resolved, the Company will maintain the $5,000 liability in its financial statements that was recorded at the time it entered into the SPA. In April 2015, pursuant to the SPA, an arbitration process with respect to this claim was commenced in Israel.

c.               Legal Matters

1.
In November 2013, MyMail, Ltd. (“MyMail”), a non-practicing entity, filed a lawsuit in the Eastern District of Texas alleging that ClientConnect's toolbar technology infringes one of its U.S. patents issued in September 2012, and demanding an injunction and monetary payments. In November 2014, the Company filed a Petition for Inter Partes Review ("IPR") in the United States Patent & Trademark Office, challenging the validity of the asserted claims of the patent in question. On December 31, 2014, MyMail filed an unopposed motion to stay the district court case pending resolution of the Petition for IPR. On January 9, 2015, the court granted a stay pending resolution of the Petition for IPR. On January 5, 2016, the parties have entered into a settlement agreement regarding, inter alia, the patent claim between the parties. The case was dismissed on January 8, 2016 and as a result the Company accrued for $550 as of December 31, 2015 which was paid in 2016. Conduit signed an agreement with Perion, pursuant to which, Conduit will reimburse Perion for 50% of any amounts incurred by Perion with respect to the claim above and the Company received such amount during 2016.

2.
On December 22, 2015, Adtile filed a lawsuit against Perion and Intercept Interactive Inc. (“Intercept”), a subsidiary of Interactive Holding Corp., in the United States District Court for the District of Delaware. The lawsuit alleges various causes of action against Perion and Intercept, related to Intercept’s alleged unauthorized use and misappropriation of Adtile’s proprietary information and trade secrets. On February 3, 2016, Adtile Technologies Inc. filed a motion for preliminary injunction to, inter alia, prevent Undertone from creating or selling motion-activated advertisements. On June 23, 2016, the court denied Adtile’s motion for a preliminary injunction. On June 24, 2016, the court (i) granted Perion’s motion to dismiss and (ii) granted Undertone’s motion to stay the action and compel arbitration. The Company is unable to predict the outcome or range of possible loss at this stage, believes it has strong defenses against this lawsuit and intends to defend against it vigorously.

From time to time, the Company is party to other various legal proceedings, claims and litigation that arise in the ordinary course of business. It is the opinion of management that the ultimate outcome of these matters will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

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

On December 3, 2015 (the “Effective date”), the Company completed a private placement of 4,436,898 ordinary shares for gross proceeds of $10,125 pursuant to a Securities Purchase Agreement (the “SPA”) with two investors. The purchase price per share was $2.282 per share, which was the average closing price of an ordinary share on the Nasdaq Global Select Market for the 30 trading days ending on December 1, 2015. According to the terms in the SPA, on September 1, 2016, the per share purchase price was adjusted downward to a price per share of $1.939, and the Company issued to the two investors 782,981 additional ordinary shares for no additional consideration.

On November 30, 2015, the Company entered into Registration Rights Agreement (the "Agreement") with the two investors, pursuant to which the Company shall use its commercially reasonable efforts in order to file a registration statement on Form F-3 for the resale of the aforesaid Ordinary shares issued within timeframe as detailed in the Agreement. The registration statement was declared effective on March 31, 2016. The Company also agreed to other customary obligations regarding registration, including indemnification and maintenance of the applicable registration statement.

c.	Stock Options, Restricted Stock Units and Warrants

In 2003, the Company's Board of Directors approved the 2003 Equity Incentive Plan (the "Plan") for an initial term of ten years from adoption and on December 9, 2012, extended the term of the Plan for an additional ten years. On August 7, 2013, the Company’s Board of Directors approved amendments to the Plan which include the ability to grant RSUs and restricted stock.

The contractual term of the stock options is generally no more than five years and the vesting period of the options and RSUs granted under the Plan is between one and three years from the date of grant. The rights of the ordinary shares issued upon the exercise of stock options or RSUs are identical to those of the other ordinary shares of the Company.

As of December 31, 2016, there were 7,719,995 ordinary shares reserved for future stock-based awards under the Plan.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:	SHAREHOLDERS' EQUITY (Cont.)

The following table summarizes the activities for the Company’s service-based stock options for the year ended December 31, 2016:

		Weighted average
	Number of options	Exercise price	Remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2016	5,467,337	$5.30	3.17	$1,709
Granted	2,248,000	$1.94
Exercised	(200)	$2.00
Cancelled	(2,360,917)	$4.97

Outstanding at December 31, 2016	5,354,220	$4.04	2.82	$549

Exercisable at December 31, 2016	1,552,014	$7.88	1.43	$6

Vested and expected to vest at December 31, 2016	4,299,107	$4.57	2.57	$316

The weighted-average grant-date fair value of options granted during the years ended December 31, 2014, 2015 and 2016 was $4.49, $1.14 and $0.64, respectively.

The aggregate intrinsic value of the outstanding stock options at December 31, 2016, represents the intrinsic value of 1,262,969 outstanding options that were in-the-money as of such date. The remaining 4,091,251 outstanding options were out-of-the-money as of December 31, 2016, and their intrinsic value was considered as zero. Total intrinsic value of options exercised during the years ended December 31, 2015 and 2016 was $9.0 and less than $1.0, respectively.

The number of options expected to vest reflects an estimated forfeiture rate.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:	SHAREHOLDERS' EQUITY (Cont.)

The following table summarizes the activities for the Company’s performance-based stock options for the year ended December 31, 2016:

		Weighted average
	Number of Performance based options	Exercise price	Remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2016	3,550,000	$2.38	4.93	$4,793
Cancelled	(2,033,334)	$2.28

Outstanding at December 31, 2016	1,516,666	$2.53	3.77	-

Exercisable at December 31, 2016	549,995	$2.51	3.48	-

Vested and expected to vest at December 31, 2016	1,174,535	$2.52	3.72	-

The performance based options’ vesting is contingent upon achieving specific financial targets of the Company, set at the grant date.

The weighted-average grant-date fair value of performance-based options granted during the year ended December 31, 2015, was $0.90.

There is no aggregate intrinsic value of the outstanding performance-based options at 2016, since they were all are out-of-the-money as of such date.

The number of options expected to vest reflects an estimated forfeiture rate.

The following table summarizes additional information regarding outstanding and exercisable stock options under the Company's Stock Option Plan as of December 31, 2016:

	Outstanding			Exercisable
Range of exercise price	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price

$0.34-$2.00	1,504,493	4.28	$1.09	86,249	2.01	$1.88
$2.11-$2.52	2,200,166	3.47	$2.28	539,994	3.45	$2.26
$3.27-$3.77	1,917,666	2.70	$3.57	312,496	2.40	$3.61
$4.04-$6.93	312,521	1.21	$5.20	295,851	1.11	$5.22
$7.80-$9.14	141,875	1.03	$8.71	141,875	1.03	$8.71
$10.06-$11.94	668,540	1.46	$11.21	606,587	1.38	$11.24
$12.56-$13.54	125,625	0.46	$12.59	118,957	0.37	$12.58

	6,870,886	3.03	$3.70	2,102,009	1.97	$6.47

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:	SHAREHOLDERS' EQUITY (Cont.)

The following table summarizes the activities for the Company’s RSUs for the year ended December 31, 2016:

	Number of RSUs	Weighted average grant date fair value

Unvested at January 1, 2016	692,320	$12.64
Vested	(337,420)	$12.64
Cancelled	(27,900)	$12.64

Unvested at December 31, 2016	327,000	$12.64

Expected to vest after December 31, 2016	327,000	$12.64

RSUs expected to vest after December 31, 2016 were all vested on January 3, 2017.

The Company recognized share-based compensation expenses related to its stock-based awards in the consolidated statements of operations as follows:

	Year ended December 31,
	2014	2015	2016

Cost of revenues	$249	$247	$219
Research and development	2,058	804	708
Selling and marketing	1,940	1,397	1,907
General and administrative	9,302	4,290	4,010
Restructuring costs	220	-	-

Total	$13,769	$6,738	$6,844

Share-based compensation in discontinued operations	$(1,376)	$878	$42

As of December 31, 2016, there was $1,179 of unrecognized compensation cost related to outstanding stock options and RSUs, $182 related to outstanding warrants and $332 related to outstanding performance-based options. These amounts are expected to be recognized over a weighted-average period of 1.33 years related to outstanding stock options and RSUs, 1.99 years related to outstanding warrants and 1.25 years related to outstanding performance-based options. To the extent the actual forfeiture rate is different from what has been estimated, stock-based compensation related to these awards will differ from the initial expectations.

a.
In connection with the termination of one of the Company officers’ employment in 2014, the Company reached a settlement under which it accelerates 479,980 stock options upon termination. In accordance with ASC 718, "Compensation - Stock Compensation", the Company reversed expenses previously recorded in connection with the unvested stock options and remeasured the award as of the termination date. Total incremental expense incurred in connection with the acceleration amounted to approximately $4,800 and was included in general and administrative expenses in 2014.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:       SHAREHOLDERS' EQUITY (Cont.)

b.
In connection with the restructuring in November 2014 (see Note 16), the Company accelerated 33,333 RSUs of one of its officers. Total incremental expense incurred in connection with the acceleration amounted to $220 and was included in restructuring charges.

c.
In connection with the Undertone acquisition, the Company granted warrants to purchase 200,000 ordinary shares, at a weighted average exercise price of $3.03 per share, to a third-party vendor that provides development services to Undertone. The weighted-average grant-date fair value of the warrants granted was $1.23. The total expense incurred in 2015 and 2016 was $2.0 and $62.0, respectively.

NOTE 13:       FINANCIAL INCOME (EXPENSE), NET

	Year ended December 31,
	2014	2015	2016

Financial income:
Interest income	$93	$551	$204
Foreign currency translation gains, net	-	572	-
Change in fair value of convertible debt	2,566	-	-
Change in fair value of SWAP	-	225	608
	$2,659	$1,348	$812

Financial expense:
Foreign currency translation losses, net	$(2,669)	$-	$(779)
Interest and change in fair value of payment obligation related to acquisitions	(1,067)	(489)	(1,303)
Issuance costs of convertible debt	(741)	-	-
Interest expense on debts	(733)	(2,313)	(5,306)
Change in fair value of convertible debt	-	(175)	(1,350)
Bank charges and other	(337)	(310)	(362)
	$(5,547)	$(3,287)	$(9,100)

Financial expense, net	$(2,888)	$(1,939)	$(8,288)

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:       INCOME TAXES

a.	Income (Loss) before taxes on income

Income (Loss) before taxes on income is comprised as follows:

	Year ended December 31,
	2014	2015	2016

Domestic	$62,991	$(16,712)	$(3,393)
Foreign	(2,865)	(24,249)	6,453

Total	$60,126	$(40,961)	$3,060

b.	Taxes on income

Taxes on income are comprised as follows:

	Year ended December 31,
	2014	2015	2016

Current taxes	$24,667	$9,670	$3,480
Deferred tax benefit	(13,851)	(8,973)	(3,268)

Total	$10,816	$697	$212

Taxes on income by jurisdiction were as follows:

	Year ended December 31,
	2014	2015	2016

Domestic	$12,951	$8,830	$3,396
Foreign	(2,135)	(8,133)	(3,184)

Total	$10,816	$697	$212

Domestic:
Current taxes	$24,507	$8,943	$2,459
Deferred tax (benefit) expense	(11,556)	(113)	937

Total - Domestic	$12,951	$8,830	$3,396

Foreign:
Current taxes	$160	$727	$1,021
Deferred tax benefit	(2,295)	(8,860)	(4,205)

Total - Foreign	$(2,135)	$(8,133)	$(3,184)

Total income tax expense	$10,816	$697	$212

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

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31,
	2015	2016
Deferred tax assets:
Net operating loss carry forwards	$10,280	$8,267
Research and development	4,008	3,190
Other temporary differences mainly relating to reserve and allowances	4,058	2,703
Deferred tax assets, before valuation allowance	18,346	14,160
Valuation allowance	4,212	4,739
Total deferred tax assets, net	$14,134	$9,421

Deferred tax liabilities:
Intangible assets	$(17,971)	$(10,998)
Property and equipment, net	(3,275)	(2,393)
Total deferred tax liabilities	$(21,246)	$(13,391)

Total deferred tax liability, net	$(7,112)	$(3,970)

Domestic:
Long term deferred tax asset, net	$5,006	$4,069
Long term deferred tax liability	(261)	-
	$4,745	$4,069

Foreign:
Long term deferred tax asset, net	$7,338	$48
Long term deferred tax liability	(19,195)	(8,087)
	$(11,857)	$(8,039)

Total deferred tax liability, net	$(7,112)	$(3,970)

The $527 change in the total valuation allowance for the year ended December 31, 2016, relates to the increase in deferred taxes on operating loss carry-forwards and temporary differences for which a full valuation allowance was recorded. This amount is net of a $448 decrease due to a change in the tax rate.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:       INCOME TAXES (Cont.)

d.	Reconciliation of the Company’s effective tax rate to the statutory tax rate in Israel

A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company, and the actual tax expense as reported in the statement of income is as follows:

	Year ended December 31,
	2014	2015	2016

Income (Loss) before taxes on income	$60,126	$(40,961)	$3,060
Statutory tax rate in Israel	26.5%	26.5%	25.0%
Theoretical tax expense (income)	$15,933	$(10,855)	$765

Increase (decrease) in tax expenses resulting from:
"Preferred Enterprise" benefits *	(13,325)	(5,654)	(1,356)
Non-deductible expenses including impairment charges	8,015	20,738	1,777
Deferred taxes on losses and other temporary charges for which a valuation allowance was provided, net	1,962	(4,617)	527
Tax adjustment in respect of different tax rate of foreign subsidiaries	(793)	1,185	(2,032)
Change in future tax rate	-	-	448
Other	(976)	(100)	83

Taxes on income	$10,816	$697	$212

* Benefit per ordinary share from "Preferred Enterprise" status:

Basic	$0.17	$0.12	$0.02
Diluted	$0.16	$0.12	$0.02

e.	Income tax rates

Taxable income of Israeli companies is generally subject to corporate tax at the rate of 25% for the 2013 tax year, 26.5% for the 2014 and 2015 tax years, and 25% for the 2016 tax year. On December 30, 2016, as part of the Economic Efficiency Law (Legislative Amendments for Accomplishment of Budgetary Targets for Budget Years 2017-2018), 5777-2016, the corporate tax rate was reduced to 24% for the 2017 tax year and to 23% in 2018 tax year. However, the effective tax rate payable by a company that derives income from a Preferred Enterprise (as discussed below) may be considerably lower.

Non-Israeli subsidiaries are taxed according to the tax laws in their respective countries of residence.

Taxes were not provided for undistributed earnings of the Company’s foreign subsidiaries. Currently the Company does not intend to distribute any amounts of its undistributed earnings as dividends. The Company intends to reinvest these earnings indefinitely in the foreign subsidiaries and pay down its debt. Accordingly, no deferred income taxes have been provided in respect of these subsidiaries. If these earnings were distributed to Israel in the form of dividends or otherwise, the Company would be subject to additional Israeli income taxes (subject to an adjustment for foreign tax credits) and foreign withholding taxes.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14: INCOME TAXES (Cont.)

The amount of undistributed earnings of foreign subsidiaries is immaterial.

f.	Law for the Encouragement of Capital Investments, 1959

The Law for Encouragement of Capital Investments, 1959 (the "Investment Law") provides tax benefits for Israeli companies meeting certain requirements and criteria. The Investment Law has undergone certain amendments and reforms in recent years.

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

The Company’s Israeli operations elected “Preferred Enterprise” status, starting in 2011.

Benefits granted to a Preferred Enterprise include reduced tax rates. In peripheral regions (Development Area A) the reduced tax rate was 7% in 2013, 9% in 2014, 9% in 2015 and 9% in 2016. As part of Economic Efficiency Law (Legislative Amendments for Accomplishment of Budgetary Targets for Budget Years 2017-2018), 5777-2016, the tax rate for Area A will be 7.5% in 2017 onwards. In other regions the tax rate is 16%. Preferred Enterprises in peripheral regions will be eligible for Investment Center grants, as well as the applicable reduced tax rates.

A distribution from a Preferred Enterprise out of the "Preferred Income" would be subject to 15% withholding tax for Israeli-resident individuals and non-Israeli residents (subject to applicable treaty rates), or 20% for dividends which are distributed on or after January 1, 2014 and from “Preferred Income” that was produced or accrued after such date. A distribution from a Preferred Enterprise out of the "Preferred Income" would be exempt from withholding tax for an Israeli-resident company.

In January 2014 and as part of ClientConnect’s spin-off that occurred on December 31, 2013, Conduit received a ruling from the Israel Tax Authority (the “Spin-off Ruling”), pursuant to which Conduit released an additional amount of $270,840 of its “trapped earnings”.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:       INCOME TAXES (Cont.)

g.	Uncertain tax positions

A reconciliation of the beginning and ending balances of the total amounts of unrecognized tax benefits is as follows:

	December 31,
	2015	2016

Balance at the beginning of the year	$724	$2,367
Decrease related to prior year tax positions, net	(22)	(195)
Increase related to current year tax positions	1,665	1,257

Balance at the end of the year	$2,367	$3,429

The Company does not expect uncertain tax positions to change significantly over the next 12 months, except in the case of settlements with tax authorities, the likelihood and timing of which are difficult to estimate.

The Company believes that it has adequately provided for any reasonably foreseeable outcome related to tax audits and settlements, although the final tax outcome of its tax audits could be different from that which is reflected in the Company's income tax provisions and accruals. Such differences could have a material effect on the Company's income tax provision and net income in the period in which such determination is made.

The Company’s tax assessments in Israel and the U.S. for tax years prior to 2012 are considered final. The Company has net operating losses in the U.S. from prior tax periods beginning in 2005 which may be subject to examination upon utilization in future tax periods

h.	Tax loss carry-forwards

As of December 31, 2016, the Company’s U.S. subsidiaries have net operating loss carry-forwards of $10,000.

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

As of December 31, 2016, the Company’s European subsidiaries have net operating loss carry-forwards of $7,340.

As of December 31, 2016, Perion have net operating loss carry-forwards, in Israel, of $12,780.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:	EARNINGS PER SHARE

The table below presents the computation of basic and diluted net earnings per common share:

	Year ended December 31,
	2014	2015	2016
Numerator:
Net income (Loss) attributable to ordinary shares - basic	$49,310	$(41,658)	$2,848
Gains related to convertible debt, net	(2,100)	-	-

Net income (Loss) from continuing operations - diluted	$47,210	$(41,658)	$2,848
Net loss from discontinued operations – basic and diluted	$(6,484)	$(26,999)	$(2,647)

Denominator:
Number of ordinary shares outstanding during the year	68,213,209	71,300,432	76,560,454
Weighted average effect of dilutive securities:
Assumed conversion of convertible debt	1,090,906	-	-
Shares to be issued in connection with acquisition	52,664	-	-
Employee stock options and restricted stock units	970,632	-	113,349

Diluted number of ordinary shares outstanding - Continuing and discontinued operations	70,327,411	71,300,432	76,673,803

Basic net earnings (loss) per ordinary share
Continuing operations	$0.72	$(0.58)	$0.04
Discontinued operations	$(0.09)	$(0.38)	$(0.04)
Net income (loss)	$0.63	$(0.96)	$0.00 *)

Diluted net earnings (loss) per ordinary share
Continuing operations	$0.67	$(0.58)	$0.04
Discontinued operations	$(0.09)	$(0.38)	$(0.04)
Net income (loss)	$0.58	$(0.96)	$0.00 *)

Ordinary shares equivalents excluded because their effect would have been anti-dilutive	3,766,080	14,179,439	10,700,363

*) Less than $0.01

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:       RESTRUCTURING COSTS

In November 2014, the Company initiated a restructuring plan of its search monetization business, mainly to reduce workforce, close certain facilities, as well as other cost saving measures. Pursuant to this restructuring plan, in 2014, the Company incurred cumulative charges of $3,981 as follows:

Payroll and share-based compensation expenses	$1,993
Lease facilities and related expenses	1,248
Property and equipment impairment	632
Other	108

Total restructuring costs	$3,981

In October 2015, the Company initiated a restructuring plan of one of its consumer app development projects, mainly to reduce workforce, close certain facilities, as well as other cost saving measures. Pursuant to this restructuring plan, in 2015, the Company incurred cumulative charges of $1,052 as follows:

Severance and payroll related	$1,022
Property and equipment impairment	159
Write-off of prepaid royalties	219
Other	(348)

Total restructuring costs	$1,052

As of December 31, 2015, the restructuring accrual amounted to $1,756, and is included under accrued expenses and other liabilities on the balance sheet. In 2016, there was no accrual.

The additions and adjustments to the accrued restructuring liability for the year ended December 31, 2016 are as follows:

	December 31, 2015	Additional costs	Cash payments	Adjustments	December 31, 2016
2015 Restructuring Plan:
Severance and Payroll related	$752	$272	$(1,065)	$41	$-
Rent and related expenses	-	456	-	(456)	-

Restructuring accrual assumed
upon acquisition	1,004	-	(566)	(438)	-

	$1,756	$728	$(1,631)	$(853)	$-

NOTE 17:       RELATED PARTY TRANSACTIONS

ClientConnect and Conduit entered into agreements pursuant to which the parties agreed to provide and receive certain administrative and business support services and systems, including data services, information technology, information security and management information systems, for consideration at market terms, from each other. In September 2014, following the Company’s moving of its offices to Holon, the above mentioned services were no longer provided. During 2014, ClientConnect received $1,645, of services from Conduit, and provided $142, of services to Conduit.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 18:       MAJOR CUSTOMERS

A substantial portion of the Company's revenue is derived from search fees and online advertising, the market for which is highly competitive and rapidly changing. Significant changes in this industry or in customer buying behavior would adversely affect the Company’s operating results.

The following table sets forth the customers that represented 10% or more of the Company’s total revenues in each of the years presented below:

	Year ended December 31,
	2014	2015	2016

Customer A	74%	81%	49%

NOTE 19:       GEOGRAPHIC INFORMATION

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

The following table presents the total revenues for the years ended December 31, 2014, 2015 and 2016, allocated to the geographic areas in which they were generated:

	Year ended December 31,
	2014	2015	2016

North America (mainly U.S.)	$292,409	$173,424	$253,960
Europe	69,281	40,612	47,012
Other	27,041	6,914	11,822

	$388,731	$220,950	$312,794

The total revenues are attributed to geographic areas based on the location of the end-users.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 19:       GEOGRAPHIC INFORMATION (Cont.)

The following table presents the locations of the Company’s property and equipment as of December 31, 2015 and 2016:

	December 31,
	2015	2016

Israel	$9,161	$9,108
U.S.	3,071	4,402
Europe	482	695

	$12,714	$14,205

NOTE 20:	SUBSEQUENT EVENTS

On January 23, 2017, Perion announced the appointment of Doron Gerstel as Perion’s Chief Executive Officer effective April 2, 2017 and Yacov Kaufman as Interim Chief Executive Officer, until then.

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

4.14
Merger Agreement by and between Perion Network Ltd., IncrediTone Inc., Or Merger, Inc., Interactive Holding Corp. and Fortis Advisors LLC as the Stockholders’ Representative, dated November 30, 2015. (6)

4.15	Credit Agreement by and between Or Merger, Inc., Interactive Holding Corp., IncrediTone Inc., SunTrust Bank, Silicon Valley Bank and SunTrust Robinson Humphery, Inc., dated November 30, 2015. (6)

4.16	Securities Purchase Agreement by and between Perion Network Ltd. and the purchasers listed therein, dated November 30, 2015. (6)

4.17	Registration Rights Agreement by and between Perion Network Ltd. and the purchasers listed therein, dated December 3, 2015. (6)

4.18
Amendments No. 1, No. 2 and No. 3 to the Credit Agreement by and between Or Merger, Inc., Interactive HoldingCorp., IncrediTone Inc., SunTrust Bank, Silicon Valley Bank and SunTrust Robinson Humphery, Inc., dated March 4, 2016, May 8, 2016 and October 7, 2016, respectively.

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

101
The following Interactive Data Files, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets at December 31, 2015 and 2016; (ii) Consolidated Statements of Income for the years ended December 31, 2014, 2015 and 2016; (iii) Consolidated Statements of Comprehensive Income for the years ended December 31, 2014, 2015 and 2016; (iv) Statements of Changes in Shareholders’ Equity for the years ended December 31, 2014, 2015 and 2016; (v) Consolidated Statements of Cash Flows for the years ended December 31, 2014, 2015 and 2016; and (vi) Notes to the Consolidated Financial Statements.**

___________________________

(1)	Previously filed with the SEC on April 10, 2014 as an exhibit to our annual report on Form 20-F, and incorporated herein by reference.

(2)	Previously filed with the SEC on April 16, 2015 as an exhibit to our annual report on Form 20-F, and incorporated herein by reference.

(3)	Previously filed with the SEC on April 29, 2013 as an exhibit to our annual report on Form 20-F, and incorporated herein by reference.

(4)	Previously filed with the SEC on October 15, 2013 as an exhibit to our Report on Form 6-K, and incorporated herein by reference.

(5)	Previously filed with the SEC on July 29, 2014 as an exhibit to our annual report on Form 20-F/A, and incorporated herein by reference.

(6)	Previously filed with the SEC on March 24, 2016 as an exhibit to our annual report on Form 20-F, and incorporated herein by reference.

*	Confidential treatment was granted with respect to certain portions of this exhibit pursuant to 17.C.F.R. §240.24b-2. Omitted portions were filed separately with the SEC.

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

/s/ Yacov Kaufman
Yacov Kaufman
Interim Chief Executive Officer

Date:  March 7, 2017