Form 20-F
period 2017-12-31
Perion Network Ltd.
filed 2018-03-27
CIK 1338940

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

Maoz Sigron, Chief Financial Officer
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

As of December 31, 2017, the Registrant had outstanding 77,550,069 ordinary shares, par value NIS 0.01 per share (excluding dormant shares).

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act

Yes ☐   No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐   No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing require-ments for the past 90 days.

Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, "accelerated filer,” and "emerging growth company" in Rule 12b-2 of the Exchange Act

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

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

Item 17 ☐     Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes ☐   No ☒

PRELIMINARY NOTES

Terms

As used herein, and unless the context suggest otherwise, the terms “Perion,” “Company,” “we,” “us” or “ours” refer to Perion Network Ltd. and subsidiaries. References to “dollar” and “$” are to U.S. dollars, the lawful currency of the United States, and references to “NIS” are to New Israeli Shekels, the lawful currency of the State of Israel. This annual report contains translations of certain NIS amounts into U.S. dollars at specified rates solely for your convenience. These translations should not be construed as representations by us that the NIS amounts actually represent such U.S. dollar amounts or could, at this time, be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, we have translated NIS amounts into U.S. dollars at an exchange rate of NIS 3.467 to $1.00, the representative exchange rate reported by the Bank of Israel on the last business day before December 31, 2017.

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

Factors that could cause actual results to differ from our expectations or projections include certain risks, including but not limited to the risks and uncertainties relating to our; business, intellectual property, industry and operations in Israel, as described in this annual report under Item 3.D. – “Key Information – Risk Factors.”  Assumptions relating to the foregoing, involve judgment with respect to, among other things, future economic, competitive and market conditions, and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. In light of the significant uncertainties, inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives or plans will be achieved. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time and it is not possible for our management to predict all risks, nor can we assess the impact of all risks on our business or the extent to which any risk, or combination of risks, may cause actual results to differ from those contained in any forward-looking statements.

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

TABLE OF CONTENTS [TBC prior to filing]

PART I

ITEM 1.          IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.          OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.          KEY INFORMATION

A.            SELECTED FINANCIAL DATA

We derived the selected operations data below for the years ended December 31, 2015, 2016 and 2017 and the selected balance sheet data as of December 31, 2016 and 2017 from our audited consolidated financial statements and the related notes to the financial statements included elsewhere herein (the “Financial Statements”). We derived the selected operations data below for the years ended December 31, 2013 and 2014 and the selected balance sheet data as of December 31, 2013, 2014 and 2015 from our audited consolidated financial statements not incorporated by reference in this report. Our consolidated financial statements are prepared and presented in U.S. dollars and in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). The following tables present selected financial data and should be read in conjunction with “Item 5 – Operating and Financial Review and Prospects” and our Financial Statements.

	Year ended December 31, (U.S. dollars in thousands, except share and per share data)
	2013	2014	2015	2016	2017
Revenues:
Search and other	$277,275	$343,655	$188,897	$172,683	$139,505
Advertising	48,233	45,076	32,053	140,111	134,481
Total Revenues	325,508	388,731	220,950	312,794	273,986

Costs and Expenses:
Cost of revenues	4,724	10,950	7,877	25,924	24,659
Customer acquisition costs and media buy	185,355	174,575	91,194	140,210	130,885
Research and development	22,057	37,427	21,692	25,221	17,189
Selling and marketing	10,172	20,792	22,886	54,559	52,742
General and administrative	18,848	36,730	31,064	28,827	21,911
Restructuring charges	-	3,981	1,052	728	-
Impairment, net of gain on reversal of contingent consideration	-	19,941	72,785	-	85,667
Depreciation and amortization	2,110.00	21,321	11,422	25,977	16,591
Total Costs and Expenses	243,266	325,717	259,972	301,446	349,644

Income (Loss) from Operations	82,242	63,014	(39,022)	11,348	(75,658)
Financial income (expense), net	2,782	(2,888)	(1,939)	(8,288)	(5,922)

Income (Loss) before Taxes on Income	85,024	60,126	(40,961)	3,060	(81,850)
Taxes on income	22,616	10,816	697	212	(8,826)

Net Income (Loss) from Continuing Operations	62,408	49,310	(41,658)	2,848	(72,754)
Net loss from discontinued operations	33,795	6,484	26,999	2,647	-

Net Income (Loss)	$28,613	$42,826	$(68,657)	$201	$(72,754)

Net Earnings (Loss) per Share - Basic:
Continuing operations	$1.16	$0.72	$(0.58)	$0.04	$(0.94)
Discontinued operations	$(0.63)	$(0.10)	$(0.38)	$(0.04)	-
Net Income (Loss)	$0.53	$0.62	$(0.96)	$0.00 *	$(0.94)

Net Earnings (Loss) per Share – Diluted:
Continuing operations	$1.14	$0.67	$(0.58)	$0.04	$(0.94)
Discontinued operations	$(0.62)	$(0.09)	$(0.38)	$(0.04)	$-
Net Income (Loss)	$0.52	$0.58	$(0.96)	$0.00 *	$(0.94)

Number of shares continuing
and discontinued:
Basic	53,910,741	68,213,209	71,300,432	76,560,454	77,549,171
Diluted	54,837,307	70,327,411	71,300,432	76,673,803	77,549,171

*	Less than $0.01

Balance Sheet Data	As of December 31,
(U.S. dollars in thousands):	2013	2014	2015	2016	2017

Cash and cash equivalents	$949	$101,183	$17,519	$23,962	$31,567
Working capital	$(19,682)	$91,255	$37,394	$27,048	$32,895
Total assets	$31,058	$356,139	$442,298	$368,452	$274,027
Total liabilities	$21,031	$110,142	$242,461	$160,308	$135,695
Shareholders' equity	$10,027	$245,997	$199,837	$208,144	$138,332

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

Google as an advertising publisher accounted for most U.S. online search-generated revenues, and Microsoft and Yahoo accounted for substantially all of the rest of search generated revenues. In addition, a small number of social network companies, such as Facebook, account for a large portion of digital advertising budgets. The high concentration of power among Google, Facebook and some other large market participants causes us to be subject to any unilateral changes they may make with respect to advertising on their respective platforms, which may be more lucrative than alternative methods of advertising or partnerships with other publishers that are not subject to such changes. Furthermore, we could have limited ability to respond to, and adjust for, changes implemented by large market participants.

These companies, along with other large and established Internet and technology companies, may also leverage their power to make changes to their web browsers, operating systems, platforms, networks or other products or services in a way that impacts the entire digital advertising marketplace. Google has announced that starting as of February 15, 2018, the Google Chrome internet browser will support the “Better Ads Standards” implemented by the Coalition for Better Ads, an industry body formed by leading international trade associations and companies involved in online media, and remove all ads from certain sites that violate this standard. This, together with other advertisement-blocking technologies incorporated in or compatible with leading internet browsers, could impact on Undertone’s ad units (as well as those of Undertone’s competitors). These changes could materially impact the way we do business, and if we or our advertising partners are unable to quickly and effectively adjust to those changes, there could be an adverse effect on our revenues and performance.

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

The revenue of our digital advertising business is affected by a number of factors, including:

•
Historically, our advertising solution experienced the lowest sales in the first quarter and the highest sales in the fourth quarter, with the second and third quarters being slightly stronger than the first quarter. Fourth quarter sales tend to be the highest due to a need to utilize remaining budgets, and increased customer advertising volumes during the holiday selling season.

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

Our advertising clients expect and often demand that our advertising campaigns achieve certain performance levels based on metrics such as user engagement, clicks or conversions, to validate their value proposition, particularly as our services can be costlier. We may have difficulty achieving or proving these performance levels for a variety of reasons. Additionally, customers may request measurement of campaign metrics that are difficult or impossible to measure. For example, it may be difficult to track view-ability on our proprietary high-impact ad units, either directly or through a third-party vendor. Accordingly, we may not be able to reach customer requested performance levels or measure certain metrics, which could cause customers to cancel campaigns, not provide repeat business or request make-goods or refunds.

Increased availability of advertisement-blocking technologies could limit or block the delivery or display of advertisements by our solutions, which could undermine the viability of our business.

Advertisement-blocking technologies, such as mobile apps or browser extensions that limit or block the delivery or display of advertisements, are currently available for desktop and mobile users.  Further, new browsers and operating systems, or updates to current browsers or operating systems, offer native advertisement-blocking technologies to their users, such as the support of Google Chrome in blocking advertisements from web sites that violate the “Better Ads Standards” established by the Coalition for Better Ads. The more such technologies become widespread, our business may be adversely affected, and so are our financial condition and results of operations.

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

Our publishers or advertisers might decide not to allow us to collect some or all of this data or might limit our use of this data. Our ability to either collect or use data could be restricted by new laws or regulations, including, the General Data Protection Regulation in the European Union which will go into effect in May 2018, which will broaden the definition of personal data to include location data and online identifiers, which are commonly used and collected parameters in digital advertising, and impose more stringent user consent requirements, changes in technology, operating system restrictions, requests to discontinue using certain data, restrictions imposed by advertisers and publishers, industry standards or consumer choice. Interruptions, failures or defects in our data collection, analysis and storage systems could also limit our ability to aggregate and analyze data from our advertisers' advertising campaigns.

If this happens, we may not be able to optimize ad placement for the benefit of our advertisers, which could render our solutions less valuable and potentially result in loss of clients and a decline in revenues. Additional details are provided below under “Risks related to Regulatory Changes” and “— Risks Related to our Technological Environment”.

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

Contracting with new advertising and ad agency customers requires substantial time and expense, and we may not be successful in establishing new relationships or in maintaining current relationships. It is often difficult to identify, engage, and market to potential advertising customers who are unfamiliar with our brand or services, and we may spend substantial time and resources educating customers about our unique offerings, including providing demonstrations and comparisons against other available solutions, without ultimately achieving the desired results. Furthermore, many of our advertising clients’ purchasing and design decisions generally require input from multiple internal and external parties of these clients, requiring that we identify those involved in the purchasing decision and devote a sufficient amount of time to presenting our services to each of those decision-making individuals. We may not be able to reduce our sales and marketing expenses to correspond proportionately to periods of reduced revenues. We may not be able to reduce our sales and marketing expenses to correspond proportionately to periods of reduced revenues. If we are not successful in streamlining our sales processes with potential clients in a cost effective manner, or if our efforts are unsuccessful, our ability to grow our business may be adversely affected.

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

If the demand for social advertising does not grow as expected, or if our solution for advertising through those channels is not competitive, the revenues related to our social marketing platform could decline.

We leverage the capabilities of Make Me Reach, our social marketing platform, to offer our customers the ability to deliver ads on social platforms.  The future growth of this market could be negatively impacted if consumers decrease the time they spend engaging on social media sites or mobile applications. In addition, the demand for advertising in these channels, and the success of our social and in-app solutions in particular, may be constrained by the limited flexibility, increased requirements that are associated with advertising in these environments, and the social platforms working through independent service providers. As a result, it is difficult to predict the future customer demand for our solution, and there is no guarantee that we will be able to generate significant revenues from our social marketing platform. In addition to the foregoing, our social marketing platform is dependent on our ability to create, optimize, and manage our customers’ advertising campaigns on Facebook, Instagram, Snapchat and Twitter. As a result, we are subject to each social network’s respective terms and conditions governing our ability to access and utilize its platform.  Our social marketing platform would be harmed if any of these social networks discontinues our partnership, makes changes to its platform, or modifies the terms and standards applicable to its marketing partners or to advertising on its platform in general.  Moreover, these social networks may develop offerings or features that compete with our solution, or may otherwise make changes to their platforms that would render our social advertising solution obsolete.  Further, consumers may migrate away from Facebook, Twitter, Snapchat and Instagram to other social networking platforms with which we are not affiliated, which would in turn decrease the demand for our solutions. Any of these outcomes could cause demand for our social marketing platform to decrease, our development costs to increase, and our results of operations and financial condition to be harmed.

Our search solution depends heavily upon revenues generated from our agreement with Microsoft, and any adverse change in that agreement could adversely affect our business or its financial condition and results of operations.

We are highly dependent on our search services agreement with Microsoft Online Inc., which covers substantially all of our search solution. Our previous agreement with Microsoft Online Inc. had a term from January 1, 2015 until December 31, 2017 (the “Microsoft Agreement”). In October 2017, we entered into an agreement with Microsoft Ireland Operations Limited effective as of January 1, 2018 until December 31, 2020 (the “Renewed Microsoft Agreement”). In 2017, the Microsoft Agreement accounted for 46% of our revenues. In this annual report we refer to Microsoft Corporation and its affiliates as Microsoft.

If our Renewed Microsoft Agreement is terminated or substantially amended (not on favorable terms), we would experience a material decrease in our search-generated revenues or the profits it generates and would be forced to seek alternative search providers, at less competitive terms. There are very few companies in the market that provide Internet search and advertising services similar to those provided by Microsoft, with Google and Yahoo being the main relevant ones. These three companies are substantially the only participants in western markets, and competitors do not offer as much coverage through sponsored links or searches. Although we have agreement with Google, we do not generate a significant amount of revenue from it. If we fail to quickly locate, negotiate and finalize alternative arrangements, or if we do, but the alternatives do not provide for terms that are as favorable as those currently provided and utilized, and we would experience a material reduction in our revenues and, in turn, our business, financial condition and results of operations would be adversely affected.

Our search revenue business is highly reliant upon a small number of publishers, who account for the substantial majority of pay-outs to publishers and generate most of our revenues. If we were to lose all or a significant portion of those publishers as customers, our revenues and results of operations would be materially adversely affected.

In 2017, the top ten publishers distributing our search services accounted for approximately 42% of our revenues, of which the top five publishers represented approximately 37% of our revenues (the two largest representing 15% and 11%, and the next three representing 5%, 4% and 2% of our revenues). There can be no assurance that these existing publishers will continue to distribute our search services or continue utilizing the revenue-generating monetization services at the levels they did in the past or at all. The loss of a substantial portion of our relationships with these publishers, or a substantial reduction in their level of activity, could cause a material decline in our revenues and profitability.

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

The amount of revenue we receive from each of our search partners depends upon a number of factors outside of our control, including the amount these search providers charge for advertisements, the efficiency of the search provider’s system in attracting advertisers and syndicating paid listings in response to search queries and parameters established by it regarding the number and placement of paid listings displayed in response to search queries. In addition, each of the search partners makes judgments about the relative attractiveness (to the advertiser) of clicks on paid listings from searches performed on or through our search assets, and these judgments factor into the amount of revenue we receive. Changes in the efficiency of a search partner’s paid listings network, in its judgment about the relative attractiveness of clicks on paid listings or in the parameters applicable to the display of paid listings could have an adverse effect on our business, financial condition and our results of operations. Such changes could come about for a number of reasons, including general market conditions, competition or policy and operating decisions made by Microsoft or Google or our other search partners.

We have experienced a decline in our search solution, and market perception has not been favorable. As a result, we may have difficulty stemming this decline or offsetting it by entering new markets.

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

We rely heavily on the ability to offer our search services to our publishers and, as a result of such action, to obtain and retain the search properties of their users. Should this method of distribution be blocked, constrained, limited, materially changed, based on a change of guidelines, technology or otherwise (as has happened in the past), or made redundant by any of our search engine providers, particularly Microsoft, our ability to generate revenues from our users’ search activity could be significantly reduced.

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

As we provide our services through the Internet, we are reliant on our ability to work with the different Internet browsers. The Internet browser market is extremely concentrated with Google’s Chrome, Microsoft’s Internet Explorer, Microsoft Edge and Mozilla’s Firefox, accounting for over 90% of the desktop browser market in the aggregate in 2017, and Google’s Chrome alone accounting for over 63%, based on StatCounter reports. In June 2014, Google restricted the ability to install multi-purpose extensions onto its Chrome Internet browser. As most of our products and services offered such multi-purpose extensions at that time, this policy shift adversely affected our business. Since then, Google continued to further change and update its policies and technology in general, and specifically those relating to Chrome. Each such change further limits and constrains our ability to offer or change search properties. The operating system market is very concentrated as well, with Microsoft Windows dominating over 83% of the market in 2017, and Apple operating systems accounting for 11% of that market, based on StatCounter reports. In addition, during 2015, Microsoft announced changes to its browser modifier detection criteria and issued a new operating system (Windows 10), which included a new default Internet browser (Edge). Some of these changes limited our ability to maintain our users’ browser settings. If Microsoft, Google, Apple or other companies that provide Internet browsers, operating systems or other underlying platforms, effectively further restrict, discourage or otherwise hamper companies, like us, from offering or changing search services, this would continue to cause a material adverse effect on our revenue and our financial results.

Currently most individuals are using mobile devices to access the Internet, while substantially all of our search revenue generation and services are currently not usable on mobile platforms. Also, web-based software and similar solutions are impacting the attractiveness of downloadable software products.

The market related to desktop computers has accounted for substantially all our search revenues.  As Internet usage continues to shift from desktop computers to mobile devices, there is downward pressure on desktop revenues in general and in our search solution in particular. Recently, the number of individuals who access the Internet through devices other than desktop computers, such as mobile phones, tablets, etc., has increased dramatically. While we have begun developing other models and solutions for mobile platforms and we have acquired Make Me Reach SAS (“Make Me Reach”) and Interactive Holding Corp. and its subsidiaries (collectively referred to as “Undertone”), our search and application services are not yet compatible with these alternative platforms and devices and substantially all of our search revenue to date has come from desktop computers. If this trend towards using the Internet on non-desktop devices accelerates, some of our services will become less relevant and may fail to attract advertisers and web traffic. In addition, even if consumers do use our services, our revenue growth will still be adversely affected if we do not rapidly and successfully implement revenue-generating models for mobile platforms.

Web (or “cloud”) based software and similar solutions do not require the user to download software and thus provide a very portable and accessible alternative for desktop computers, as compared to downloadable software. While there are advantages and disadvantages to each method and system and the markets for each of them remain large, the market for web-based systems is growing at the expense of downloadable software. Should this trend accelerate faster than our partners’ ability to provide differentiating advantages in their downloadable solutions, this could result in fewer downloads of their products and lower search revenues generated through the download of these products. See “Item 4.B Business Overview — Competition” for additional discussion of our competitive market.

Our software or provision of search services or advertising is occasionally blocked by software or utilities designed to protect users’ computers, thereby causing our business to suffer.

Some of our products and offerings are viewed by some third parties, such as anti-virus software providers, as promoting or constituting “malware” or “spamming,” or unjustly changing the user’s computer settings. As a result, our software, the software of our publishers, provision of search services or advertising is occasionally blocked by software or utilities designed to detect such practices. If this phenomenon increases or if we are unable to detect and effectively deal with such categorization of our products, we may lose both existing and potential new users and our ability to generate revenues will be negatively impacted.

Risks related to our Financial and Corporate Structure

If we fail to comply with the terms or covenants of our debt obligations, our financial position may be adversely affected.

As of December 31, 2017, we had convertible bonds outstanding having an aggregate principal amount of approximately NIS 86.1 million (then equivalent to approximately $24.8 million). In the event that we fail to comply with the terms or covenants of our convertible bonds and cannot obtain a waiver of noncompliance, we may be required to immediately repay all of our outstanding indebtedness and the bond trustee may be entitled to exercise the remedies available under the applicable agreement and applicable law.

In addition, if Undertone fails to comply with the terms and/or covenants secured loan agreement, Undertone may be required to immediately repay all of its outstanding indebtedness under the loan agreement. In connection with the publication of our financial results for the fiscal quarter ended September 30, 2017, we affected the cure provisions under the terms of the secured loan agreement due to failure to meet certain financial covenants included therein. In March 2018, we entered into an amendment to the secured loan agreement, including, among others, adjustments to the financial covenants. For further information, see "Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources - Credit facilities".

There is no assurance that our operating results will enable us to meet our covenants and financial ratios as of the end of each fiscal quarter.  Our inability to comply with the repayment schedules, covenants or financial ratios under our debt instruments could result in a material adverse effect on us.

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

We do not currently have “key person” life insurance with respect to any of our senior management.

Further, our ability to execute our business strategy also depends on our ability to continue to attract, retain and motivate qualified and skilled technical and creative personnel and skilled management, marketing and sales personnel, as well as third party technology vendors. Competition for well-qualified employees in our industry is intense and our continued ability to compete effectively depends, in part, upon our ability to retain existing key employees and to attract new skilled employees as well. If we cannot attract and retain additional key employees or if we lose one or more of our current key employees, our ability to develop or market our products and attract or acquire new users could be adversely affected. Although we have established programs to attract new employees and provide incentives to retain existing employees, particularly senior management, we cannot be assured that we will be able to retain the services of senior management or other key employees as we continue to integrate and develop our solutions  or that we will be able to attract new employees in the future who are capable of making significant contributions. See “Item 6 Directors, Senior Management and Employees.”

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

We have recognized impairments in the carrying value of goodwill and purchased intangible assets. Additional such charges in the future could negatively affect our results of operations and shareholders’ equity.

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

          In 2017, we recorded an impairment charge in the total amount of approximately $85.7 million. In particular, our Undertone reporting unit is at risk for goodwill impairment based on the volatility of this business and the market within which it competes. See Item 5A. “Operating and Financial Review and Prospects-Operating Results-Critical Accounting Policies and Estimates-Goodwill.” We will continue to conduct impairment analyses of our goodwill as required. Further impairment charges with respect to our goodwill would have a material adverse effect on our results of operations and shareholders’ equity in future periods.

Several shareholders may be able to control us.

As a result of the ClientConnect Acquisition, several shareholders of Conduit became significant shareholders of Perion, including three shareholders that each beneficially own more than 5% of our outstanding shares as of March 12, 2018. One of these shareholders is currently a member of our board of directors. See Item 7.A for more information. To our knowledge, these shareholders are not party to a voting agreement with respect to our shares. However, should they or other large shareholders decide to act together, they may have the power to control the outcome of matters submitted for the vote of shareholders. In addition, such share ownership may make certain transactions more difficult and result in delaying or preventing a change in control of the company, unless approved by them.

Our share price has fluctuated significantly and could continue to fluctuate significantly.

The market price for our ordinary shares, as well as the prices of shares of other Internet companies, has been volatile. Between January 2017 and March 2018, our share price has fluctuated from a high of $2.38 to a low of $0.83, and the average trading volume has been relatively low. The following factors may cause significant fluctuations in the market price of our ordinary shares:

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

As of March 12, 2018, there were outstanding an aggregate of 13,352,484 options to purchase our ordinary shares.  As these securities vest, the holders thereof could sell the underlying shares without restrictions, except for the volume limitations under Rule 144 applicable to our affiliates.

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

A significant portion of our costs, primarily personnel expenses, are incurred in NIS. Inflation in Israel may have the effect of increasing the U.S. dollar cost of our operations in Israel. Further, whenever the U.S. dollar declines in value in relation to the NIS, it will become more expensive for us to fund our operations in Israel. A revaluation of one percent of the NIS as compared to the U.S. dollar could impact our income before taxes by approximately $0.1 million. The exchange rate of the U.S. dollar to the NIS has been volatile in the past, increasing by less than 1% in 2015, decreasing by approximately 1% in 2016 and decreasing by approximately 10% in 2017. As of December 31, 2017, we had a foreign currency net liability of approximately $15.8 million (which number includes approximately $16.7 million in long-term NIS denominated convertible bonds that we issued in Israel in September 2014), and our total foreign exchange gain was approximately $0.2 million for the year ended December 31, 2017. To assist us in assessing whether or not, and how to, hedge risks associated with fluctuations in currency exchange rates, we have contracted a consulting firm proficient in this area, and are generally implementing their proposals. However, due to market conditions, volatility and other factors, we do not always implement our consultant’s proposals in full and our consultant’s proposals do not always prove to be effective and may even prove harmful. We may incur losses from unfavorable fluctuations in foreign currency exchange rates. See “Item 11 Quantitative and Qualitative Disclosure of Market Risks” for further discussion of the effects of exchange rate fluctuations on earnings.

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

As an Israeli public company, traded on NASDAQ, we incur significant legal, accounting and other expenses. We incur costs associated with our public company reporting requirements as well as costs associated with corporate governance and public disclosure requirements, including requirements under the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the Listing Rules of the NASDAQ Stock Market, regulations of the SEC, the provisions of the Israeli Securities Law that apply to dual listed companies (companies that are listed on the Tel Aviv Stock Exchange Ltd. (“TASE”) and another recognized stock exchange located outside of Israel) and the provisions of the Israeli Companies Law 5759-1999 (the “Companies Law”) that apply to us. For example, as a public company, we have created additional board committees and elected two external directors pursuant to the Companies Law. We have also contracted an internal auditor and a consultant for implementation of and compliance with the requirements under the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act requires an annual assessment by our management of our internal control over financial reporting of the effectiveness of these controls as of year-end. In connection with our efforts to comply with Section 404 and the other applicable provisions of the Sarbanes-Oxley Act, our management and other personnel devote a substantial amount of time, and we have hired, and may need to hire, additional accounting and financial staff to assure that we comply with these requirements. We are also required to have our independent registered public accounting firm issue an opinion on the effectiveness of our internal control over financial reporting on an annual basis. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal control over financial reporting is effective. If we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion on the effectiveness of our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, which could cause the price of our common stock to decline, and we may be subject to investigation or sanctions by the SEC. The additional management attention and costs relating to compliance with the foregoing requirements could adversely affect our financial results.  See “Item 5 Operating and Financial Review and Prospects — Overview — General and Administrative Expenses” for a discussion of our increased expenses as a result of being a public company.

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

Our business could be negatively affected as a result of actions of activist shareholders, and such activism could impact the trading value of our securities.

In recent years, certain Israeli issuers listed on United States exchanges, as well as our Company, have been faced with governance-related demands from activist shareholders, as well as unsolicited tender offers and proxy contests.  Although as a foreign private issuer we are not subject to U.S. proxy rules, responding to these types of actions by activist shareholders could be costly and time-consuming, disrupting our operations and diverting the attention of management and our employees. Such activities could interfere with our ability to execute our strategic plan. In addition, a proxy contest for the election of directors at our annual meeting would require us to incur significant legal fees and proxy solicitation expenses and require significant time and attention by management and our board of directors. The perceived uncertainties due to these potential actions of activist shareholders also could affect the market price and volatility of our securities.

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

Our listing on the NASDAQ Stock Market is contingent on our compliance with the NASDAQ’s conditions for continued listing. One of such conditions is maintaining a bid price for our ordinary shares of least $1.00 per share. Recently the price of our ordinary shares dropped below $1.00 per share. If our ordinary shares trade for 30 consecutive business days below the $1.00 minimum closing bid price requirement, NASDAQ will send us a deficiency notice giving us 180 calendar days to regain compliance, such as by effecting a reverse share split. There is no assurance that our share price will not continue to be below $1.00 per share for a period of 30 consecutive business days or, if it does, that we will be able to regain compliance in a timely manner. If our ordinary shares are delisted from NASDAQ, their liquidity and price may decline.

Our ordinary shares are traded on more than one market and this may result in price variations.

Our ordinary shares are traded on the NASDAQ Global Select Market and on TASE. Trading in our ordinary shares on these markets is effected in different currencies (U.S. dollars on NASDAQ and NIS on TASE) and at different times (resulting from different time zones, different trading days per week and different public holidays in the United States and Israel). Consequently, the trading prices of our ordinary shares on these two markets often differ, resulting from the factors described above as well as differences in exchange rates and from political events and economic conditions in the United States and Israel. Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

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

To keep pace with technological developments, satisfy increasing developer requirements, maintain the attractiveness and competitiveness of our advertising solutions and ensure compatibility with evolving industry standards, we will need to regularly enhance our platform and develop and introduce new services on a timely basis. We also must update our software to reflect changes in advertising networks’ application programming interfaces (“APIs”), technological integration and terms of use. The success of any enhancement or new solution depends on several factors, including timely completion, adequate quality testing, appropriate introduction and market acceptance. Our inability, for technological, business or other reasons, to timely enhance, develop, introduce and deliver compelling advertising services in response to changing market conditions and technologies or evolving expectations of advertisers or consumers could hurt our ability to grow our mobile marketing business.

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

Our business is conducted through the Internet and therefore, among other things, we are subject to the laws and regulations that apply to e-commerce and online businesses around the world. These laws and regulations are becoming more prevalent in the United States, Europe, Israel, Canada and elsewhere and may impede the growth of the Internet and consequently our services. These regulations and laws may cover user privacy, data collection and protection, location of data storage and processing, content, use of “cookies,” access changes, “net neutrality,” pricing, advertising, distribution of “spam,” intellectual property, distribution of products, protection of minors, consumer protection, taxation and online payment services.

Many areas of the law affecting the Internet remain largely unsettled, even in areas where there has been some legislative action. This uncertainty can be compounded when services hosted in one jurisdiction are directed at users in another jurisdiction. For instance, European data protection rules may apply to companies which are not established in the European Union. The General Data Protection Regulation (which will go into effect in May 2018) will likely have an even wider territorial scope, broaden the definition of personal data to include location data and online identifiers, and impose more stringent user consent requirements. Further, it will include stringent operational requirements for companies that process personal data and will contain significant penalties for non-compliance. Also in other relevant subject matters, such as cyber security, e-commerce, copyright and cookies, new European initiatives have been announced by the European regulators. To further complicate matters in Europe, to date, member States have some flexibility when implementing European Directives, which can lead to diverging national rules.  Similarly, there have been laws and regulations adopted in Israel and throughout the United States that would impose new obligations in areas such as privacy, in particular protection of personally identifiable information and implementing adequate security measures to protect such information, and liability for copyright infringement by third parties. Therefore, it is difficult to determine whether and how existing laws, such as those governing intellectual property, privacy, data collection and protection, libel, marketing, data security and taxation, apply to the Internet and our business.

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

For more information regarding government regulations to which we are subject, see “Item 4.B Business Overview — Government Regulation” for additional discussion of applicable regulations affecting our business.

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

On December 22, 2015, Adtile Technologies Inc. filed a lawsuit against Perion and Undertone alleging, inter alia, that Undertone’s UMotion advertising format, “hand phone” image, and use of the full tilt library infringes on its intellectual property. On February 3, 2016, Adtile Technologies Inc. filed a motion for preliminary injunction to, inter alia, prevent Undertone from creating or selling motion-activated advertisements. On June 23, 2016, the court denied Adtile’s motion for a preliminary injunction. On June 24, 2016, the court (i) granted Perion’s motion to dismiss and (ii) granted Undertone’s motion to stay the action and compel arbitration. As of the date of this report, Adtile had not commenced an arbitration proceeding and the court dismissed the case for administrative reasons. We believe that we have strong defenses against this lawsuit and we intend to defend against it vigorously if the case is ever resubmitted. However, if we do not prevail in this case, we may incur monetary damages and/or be prohibited from using certain intellectual property.

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

We may become subject to claims for remuneration or royalties for assigned service invention rights by our employees, which could result in litigation and adversely affect our business.

A significant portion of our intellectual property has been developed by our employees in the course of their employment for us. Under the Israeli Patent Law, 5727-1967, or the Patent Law, inventions conceived by an employee in the course and as a result of or arising from his or her employment with a company are regarded as “service inventions,” which belong to the employer, absent a specific agreement between the employee and employer giving the employee service invention rights. The Patent Law also provides that if there is no such agreement between an employer and an employee, the Israeli Compensation and Royalties Committee, or the Committee, a body constituted under the Patent Law, shall determine whether the employee is entitled to remuneration for his inventions. Recent case law clarifies that the right to receive consideration for “service inventions” can be waived by the employee and that in certain circumstances, such waiver does not necessarily have to be explicit. The Committee will examine, on a case-by-case basis, the general contractual framework between the parties, using interpretation rules of the general Israeli contract laws. Further, the Committee has not yet determined one specific formula for calculating this remuneration (but rather uses the criteria specified in the Patent Law). Although we generally enter into assignment-of-invention agreements with our employees pursuant to which such individuals assign to us all rights to any inventions created in the scope of their employment or engagement with us, we may face claims demanding remuneration in consideration for assigned inventions. As a consequence of such claims, we could be required to pay additional remuneration or royalties to our current and/or former employees, or be forced to litigate such claims, which could negatively affect our business.

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

Our revenues have been concentrated within the North American market, accounting for approximately 78% of our revenues for 2017. A significant reduction in the revenues generated in such market, whether as a result of a recession that causes a reduction in advertising expenditures generally or otherwise, which causes a decrease in our North American revenues, could have a material adverse effect on our results of operations.

Our business may be materially affected by changes to fiscal and tax policies. Potentially negative or unexpected tax consequences of these policies, or the uncertainty surrounding their potential effects, could adversely affect our results of operations and share price.

We operate in a global market and are subject to tax in Israel and other jurisdictions. Our tax expenses may be affected by changes in tax laws, international tax treaties, international tax guidelines (such as the Base Erosion and Profit Shifting project of the OECD (“BEPS”)).

More specifically, the U.S. Tax Cuts and Jobs Act of 2017 (“TCJA”) was approved by Congress on December 20, 2017, and signed into law by President Donald J. Trump on December 22, 2017. This legislation makes significant changes to the U.S. Internal Revenue Code of 1986, as amended (the “Code”). Such changes include a reduction in the corporate tax rate, changes in international taxation, and limitations on certain corporate deductions and credits, among other changes.

Certain of these changes could have a negative impact on our results of operations and business. The impact of these changes is uncertain, and may not become evident for some period of time. The uncertainty surrounding the effect of the reforms on our financial results and business could also weaken confidence among investors in our financial condition. This could, in turn, have a materially adverse effect on the price of our ordinary shares. Prospective investors are urged to consult their tax advisors regarding the effect of these changes to the U.S. federal tax laws on an investment in our shares.

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

A large portion of our operations are performed from outside the United States. In addition, we derive and expect to continue to derive a portion of our revenues from users outside the United States. Our international operations and sales are subject to a number of inherent risks, including risks with respect to:

•	potential loss of proprietary information due to piracy, misappropriation or laws that may be less protective of our intellectual property rights than those of the United States;

•	costs and delays associated with translating and supporting our products in multiple languages;

•	foreign exchange rate fluctuations and economic instability, such as higher interest rates and inflation, which could make our products more expensive in those countries;

•	costs of compliance with a variety of laws and regulations;

•	restrictive governmental actions such as trade restrictions and potential trade wars;

•	limitations on the transfer and repatriation of funds and foreign currency exchange restrictions;

•	compliance with different consumer and data protection laws and restrictions on pricing or discounts;

•	lower levels of adoption or use of the Internet and other technologies vital to our business and the lack of appropriate infrastructure to support widespread Internet usage;

•	lower levels of consumer spending on a per capita basis and fewer opportunities for growth in certain foreign market segments compared to the United States;

•	lower levels of credit card usage and increased payment risk;

•	changes in domestic and international tax regulations; and

•	geopolitical events, including war and terrorism.

Political, economic and military instability in the Middle East may impede our ability to operate and harm our financial results.

Our principal executive offices are located in Israel. Accordingly, political, economic and military conditions in the Middle East may affect our business directly. Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors, Hamas (an Islamist militia and political group in the Gaza Strip) and Hezbollah (an Islamist militia and political group in Lebanon). Recent political uprisings, social unrest and violence in various countries in the Middle East and North Africa, including Israel’s neighbors Egypt and Syria, are affecting the political stability of those countries. This instability may lead to deterioration of the political relationships that exist between Israel and these countries and have raised concerns regarding security in the region and the potential for armed conflict. In addition, Iran has threatened to attack Israel and is believed to be developing nuclear weapons. Iran is also believed to have a strong influence among the Syrian government, Hamas and Hezbollah. These situations may potentially escalate in the future to more violent events which may affect Israel and us. These situations, including conflicts which involved missile strikes against civilian targets in various parts of Israel, such as the Gaza conflict in the summer of 2014, have in the past negatively affected business conditions in Israel. Any hostilities involving Israel could have a material adverse effect on our business, operating results and financial condition. Although such hostilities did not in the past have a material adverse impact on our business, we cannot guarantee that hostilities will not be renewed and have such an effect in the future. Ongoing and revived hostilities and the attempts to resolve the conflict between Israel and its Arab neighbors often results in political instability that affects the Israeli capital markets and can cause volatility in interest rates, exchange rates and stock market quotes. The political and security situation in Israel may result in parties with whom we have contracts claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions. These or other Israeli political or economic factors could harm our operations and product development and cause our sales to decrease. Since our headquarters are located in Israel, we could experience serious disruptions if acts associated with any and all of the above mentioned conflicts result in any serious damage to our facilities. Our business interruption insurance may not adequately compensate us for losses that may occur and any losses or damages incurred by us could have a material adverse effect on our business. Any future armed conflicts in the region would likely negatively affect business conditions, harm our results of operations and make it more difficult for us to raise capital.

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

Additional details are provided in “Item 5 – Operating and Financial Review and Products” under the caption “Taxes on income,” in “Item 10 – Additional Information” under the caption “Israeli taxation, foreign exchange regulation and investment programs” and in Note 14 to our Financial Statements.

If we are characterized as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences.

Non-U.S. corporations generally may be characterized as a passive foreign investment company (“PFIC”) for any taxable year, if, after applying certain look through rules, either (1) 75% or more of such company’s gross income is passive income, or (2) at least 50% of the average percentage, generally determined by fair value of all such company’s assets (determined on a quarterly basis) are held for the production of, or produce, passive income. For this purpose, passive income includes, for example, dividends, interest, certain rents and royalties, and gain from the disposition of property that produces such income.

If we are characterized as a PFIC for any taxable year, our U.S. shareholders may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares taxed at ordinary income rates, rather than capital gain rates. Similar rules apply to distributions that are “excess distributions.” In addition, both gains upon disposition and amounts received as excess distributions could be subject to an additional interest charge. A determination that we are a PFIC could also have an adverse effect on the price and marketability of our ordinary shares.

We do not believe that we were a PFIC for our prior taxable year and we intend to conduct our business so that we should not be treated as a PFIC for our current taxable year or any future taxable year. However, because the PFIC determination is highly fact intensive and made at the end of each taxable year, it is possible that we may be a PFIC for the current or any future taxable year or that the IRS may challenge our determination concerning our PFIC status. Whether we are a PFIC is based upon certain factual matters such as the valuation of our assets. In calculating the value of our assets, we value our total assets, in part, based on our total market capitalization. We believe this valuation approach is reasonable. However, if the IRS successfully challenged our valuation of our assets, or if the market price of our ordinary shares were to fluctuate, it could result in our classification as a PFIC. Because the market price of our ordinary shares is likely to fluctuate and because that market price may affect the determination of whether we will be considered a PFIC, we cannot give any assurances that we will not be considered a PFIC for any future taxable year.

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

We completed the initial public offering of our ordinary shares in the United States on February 3, 2006.  Since November 20, 2007, our ordinary shares are also traded on the TASE.

Since 2011, we completed several acquisitions, including the acquisition of ClientConnect Ltd. in 2014 and the acquisition of Interactive Holding Corp. in 2015, which we refer to, together with its subsidiaries, as “Undertone”.

Principal Capital Expenditures

In 2015, capital expenditures consisted of $2.0 million mainly from investments in computer hardware and software. In 2016 and 2017, capital expenditures consisted of $1.5 million and $1.6 million, respectively, mainly from investments in computer hardware and software.

To date, we have financed our general capital expenditures with cash generated from operations and debt and equity financings.  To the extent we acquire new products and businesses, these acquisitions may be financed by any of, or a combination of, cash generated from operations, or issuances of equity or debt securities.

B.            BUSINESS OVERVIEW

General

Perion is a global technology company that delivers advertising solutions to brands and publishers. Perion is committed to providing outstanding execution, from high-impact ad formats to branded search and a unified social and mobile programmatic platform.

Overview

Our advertising solution specializes in providing digital advertising solutions for some of the world’s leading brands, agencies and publishers. We provide our customers high-quality, cross-screen digital advertising across desktop, mobile (web and app) and social channels. Our ad formats, coupled with award-winning creative, are designed to attract and engage audiences, helping brands connect to consumers and drive business results. We leverage our proprietary technology platform and programmatic capabilities to give our customers the ability to serve the right creative to the right audience at the right time. Our customers receive dedicated support throughout the full campaign cycle, including planning, creative services, client solutions, campaign management, performance and insights. We have long-standing and meaningful relationships with major brands and advertising agencies across the United States and Europe.

Our proprietary social marketing platform offers a dashboard for marketers that makes media buying more efficient on Facebook, Instagram, Twitter and other social networks and platforms.

With our social marketing platform, customers can acquire users from the industry’s top-performing social traffic sources including Facebook, Twitter, Snapchat and Instagram, and can access their performance data and revenue information in one place, enabling them to make better, quicker and more intelligent decisions and helping mobile application advertisers improve user acquisition, maximize their return on investment and ultimately meet their business goals. The platform allows advertisers to control their marketing expenditures, planning and strategy in-house and utilize the technical tool to create better operational marketing efficiencies. We offer our customers the opportunity to easily and efficiently increase their expenditures, reduce churn and improve retention through engagement campaigns. Customers also receive ongoing analysis and optimization of their campaigns for increased return on investment and scaling of their key performance indicator goals.

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

Our search related products enable end users to, among other things, replace their search assets with ours, where users may conduct searches or follow links to advertisements that advertisers may display. They also allow publishers the ability to set up syndicated searches on their individual websites and to monetize their users’ other search assets. In addition, we are still generating a small portion of our revenues through our toolbar platform, which allows publishers to create, implement and distribute web browser toolbars, as well as through our consumer products; Smilebox, a photo sharing and social expression product, and IncrediMail, a unified messaging application that enables consumers to manage multiple email accounts in one place with an easy-to-use interface and extensive personalization features. Currently these products account for only 5% of our revenues and are profitable. Our consumer products are currently available in seven languages in addition to English.

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

We generally do not enter into long term contracts with our advertising customers. We charge customers variable rates based on ad formats, campaign complexity, and creative requirements. We then engage in a consultative sales process to determine the best offering for that customer. Our customers generally purchase our products based on impressions served for each ad type, either using traditional insertion orders, or alternatively, programmatically, with options for managed service or self-service. Programmatic customers benefit from increased automation and efficiency of their campaigns All our advertising customers receive support throughout the campaign cycle, with service and support teams including planning, client solutions, campaign management, performance, and insights.

In the past, we generated the majority of our revenues from services agreements with our search partners. Search-generated revenues accounted for 78% in 2015, however as we shifted our focus to advertising outside of search, search generated revenues accounted for 50% of our revenues in 2016. In 2017, search generated revenues accounted for 46% of our revenues. Through our search technology, including syndication, we offer end users the ability to search the Internet via easily embedded search boxes powered by premium search companies, including Microsoft, Google and Yahoo, and depending on the search partner powering the search and the location in which the search was initiated, we receive  portion of the revenues generated by these companies through the search process.

We are currently one of the largest redistributors of search monetization in the United States and we generate substantially all our search revenues through our relationship with Microsoft Bing. The fees payable by Microsoft under the Renewed Microsoft Agreement (as the case was with the Microsoft Agreement), are payable based on a share of the revenue generated as a result of searches conducted by end users who utilize the search engine that appears on our product, the publisher’s product, search assets and websites.

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

Our innovation team focuses on three types of innovations:

•	Near-term innovations, which may be brought to market in less than a year and typically represent advances to existing capabilities;

•	Mid-term innovations, which may be brought to market in one to two years and typically represent new concepts; and

•	Long-term innovations, which have a 2+ year time horizon that we believe may have a material impact on our digital advertising capabilities and/or the digital advertising industry generally.

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

Breakdown of Revenues

Our search monetization solutions, advertising and other, are distributed and sold throughout the world (mainly in North America and Europe). The following table shows the revenues, presented in our statement of operations, generated by territory in the years ended December 31, 2015, 2016 and 2017.

	2015		2016		2017
	Search and other Revenues	Advertising Revenues	Search and other Revenues	Advertising Revenues	Search and other Revenues	Advertising Revenues
North America	79%	75%	75%	89%	70%	86%
Europe	18%	22%	20%	9%	24%	11%
Other	3%	3%	5%	2%	6%	3%
Total	100%	100%	100%	100%	100%	100%

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

The advertising technology industry is highly competitive. There are a large number of digital media companies and advertising technology companies that offer services similar to those of our advertising solution and that compete for finite advertiser/agency budgets and publisher inventory. There are a large number of niche companies that are competitive with our advertising solution because they provide a subset of the services that we provide (e.g., mobile in-app ad networks). Some of these companies are larger and have more financial resources than we have, including, Oath, Google, and Facebook. New entrants and companies that do not currently compete with our advertising solution such as Amazon and Samsung may compete in the future given the relatively low barriers to entry in the industry.

As a major part of our revenues stem from our offering of search properties, we compete with search engine providers themselves such as Google, Microsoft, Yahoo, Ask and others. We also compete with many other companies offering consumer software, albeit totally different software, utilizing the same strategy, to offer their search properties, such as Interactive Corporation, Oath, InfoSpace and others.

Many of our current and potential competitors may have significantly greater financial, research and development, back-end analytical systems, manufacturing, and sales and marketing resources than we have. These competitors could potentially use their greater financial resources to acquire other companies to gain even further enhanced name recognition and market share, as well as to develop new technologies, enhanced systems and analytical capabilities, products or features that could effectively compete with our existing solutions, products and search services. Demand for our solutions, products and search services could be diminished by solutions, products, services and technologies offered by competitors, whether or not their solutions, products, services and technologies are equivalent or superior.

Finally, our ability to attract developers is largely dependent on our ability to pay higher rates to our publishers and developers, our success in creating strong commercial relationships with developers that have successful software, websites or distribution channels, and our ability to differentiate our distribution, monetization, and optimization tools from those of our competitors.

Government Regulation

We are subject to a number of U.S. federal and state and foreign laws and regulations that affect companies conducting business on the Internet. The manner in which existing laws and regulations will be applied to the Internet in general, and how they will relate to our business in particular is unclear. Accordingly, we cannot be certain how existing laws will be interpreted or how they will evolve in areas such as user privacy, data protection, content, use of “cookies,” access changes, “net neutrality,” pricing, advertising, distribution of “spam,” intellectual property, distribution, protection of minors, consumer protection, taxation and online payment services.

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

Foreign data protection, privacy and other laws and regulations may affect our business, and such laws can be more restrictive than those in the United States. For example, in Israel, privacy laws require that any request for information for use or retention in a database be accompanied by a notice that indicates: whether a person is legally required to disclose such information or that such disclosure is subject to such person’s consent; the purpose for which the information is requested; and to whom the information is to be delivered. A breach of privacy under such laws is considered a civil wrong and subject to a significant fines and civil damages. Certain violations of the law are considered criminal offences punishable by imprisonment. In the European Union, similar data protection rules exist as well was privacy legislation restricting the use of cookies and similar technologies. Subject to some limited exceptions, the storing of information, or the gaining of access to information already stored, in the terminal equipment of a subscriber or user is only allowed on condition that the subscriber or user concerned has given his or her informed consent.  Further, the new General Data Protection Regulation, which is expected to take effect in May 2018, will likely have an even wider territorial scope, broaden the definition of personal data to include data commonly collected from users in digital advertising such as location data and online identifiers, and more stringent user consent requirements. Further, it will include stringent operational requirements for companies that process personal data and will contain significant penalties for non-compliance. Also in other relevant subject matters such as cyber security, e-commerce, copyright and cookies new European initiatives have been announced by the European regulators. To further complicate matters in Europe, Member States have some flexibility when implementing European Directives which can lead to diverging national rules.

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

D.            PROPERTY, PLANTS AND EQUIPMENT

Our headquarters are located in Holon, Israel. We lease approximately 36,030 square feet, excluding office space which we currently sublease. The lease expires in 2025, with an option to extend for two additional two-year periods, additionally, the lease agreement provides the Company (at its sole discretion, and by a 180-day prior written notice) with an option to terminate the lease in November 2019. Annual cost is approximately $1.7 million.

We lease approximately 48,250 square feet in various locations in the United States, excluding office space we currently sublease. Our primary locations, and their principal terms, are as follows:

	Square feet (net)	Annual Rent for 2018 in US$ in thousands (net)	Lease expires on (not including options)
New York, New York	40,310	$2,280	2021
Chicago, Illinois	7,943	$129	2018

In addition, we lease offices in various locations throughout Europe. Our primary locations, and their principal terms, are as follows:

	Square feet	Annual Rent for 2018 in US$ in thousands	Lease expires on (not including options)
London, England	4,200	$340	2021
Paris, France	6,200	$72	2021

We own approximately 400 servers located in Israel, Europe and the United States. We also rent the services of approximately 600 additional servers located around the world, approximately 530 of which are rented mainly through Amazon Web Services and approximately 70 of which are rented through Rackspace Hosting located in the United States.  Our servers include mainly web servers, application servers, data collection servers, data storage servers, data processing servers, mail servers and database servers.

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

Our search monetization product served 375 million average monthly queries in 2017, with 159 million being generated in United States. This level of activity makes us one of the larger search service providers in the U.S. market.

The search revenues declined significantly since its high in 2014, due to industry changes and as a result of our significantly reducing investment in acquiring new users and being more selective in choosing our publishers.  We have become more selective in the companies we are willing to partner with, focusing on those that promote a more positive user experience, in line with our strategy, and those that can and do comply with the standards and policies introduced by the major search engine companies, Google and Microsoft Bing. In addition, in order to reduce our financial risk, we discontinued up-front, payment-per-install relationships, a method contingent on our ability to estimate the future revenues and that suffered from the lack of visibility inherent in an ever changing environment. In its stead, we instituted relationships based on sharing the revenue generated by the end users as the revenue is generated.

In parallel to the operation of our search solution, we have been focusing our growth efforts also in delivering high-quality advertising solutions to brands and publishers through Undertone.

Our advertising solution is an advertising technology offering focused on delivering standout brand experiences. We do so by developing digital advertising creatively designed to capture consumer attention and drive engagement, delivering these ads across a hand-picked portfolio of websites and mobile applications. With the advertising solution, we are able to deliver standard and proprietary display, mobile, video, and high impact ad formats, leveraging proprietary technology to ensure that ads are delivered to the right audience, at the right time, and across the right websites and mobile applications. Our ad creation platform allows us to bring sophisticated high impact formats to market quickly and to streamline production of client campaigns. By using HTML5 and a responsive design, we can deliver a seamless creative experience across screens. This combination of creative capabilities and proprietary high impact cross-screen and mobile-only advertising formats enables us to differentiate our offering in the market.

The following describes the nature of our principal items of income and expense:

Revenues

We generate our revenues primarily from two major sources: (i) search-generated and other revenues; and (ii) advertising. The following table shows our revenues by category (in thousands of U.S. dollars):

	Year Ended December 31,
	2015	2016	2017
Search and other	$188,897	$172,683	$139,505
Advertising	32,053	140,111	134,481
Total Revenues	$220,950	$312,794	$273,986

In 2016, revenues increased by 42% compared to 2015, primarily due to the acquisition of Undertone in the fourth quarter of 2015 offset by a decrease in our search revenues, primarily due to the churn of our legacy products.  In 2017, revenues decreased by 12% compared to 2016, primarily due to the cleanup of our existing network, the churn of our legacy products and slower than expected brand spent in the first quarter of 2017 that relating to the uncertainty following the U.S. elections.

Cost of Revenues

Cost of revenues consists primarily of salaries and related expenses, license fees and payments for content and server maintenance.  In 2016 cost of revenues increased primarily due to the costs associated with Undertone’s acquisition. The number of employees included in cost of revenues as of December 31, 2015, 2016 and 2017 were 20, 65 and 72, respectively.

Customer Acquisition Costs and Media Buy

Our customer acquisition costs consist primarily of payments to publishers and developers who distribute our search properties together with their products, as well as the cost of distributing our own products. Customer acquisition costs are primarily based on revenue share agreements with our traffic sources. Media buy costs consist mainly of the costs of advertising inventory incurred to deliver ads. Customer acquisition and media buy costs were $91.2 million or 41% of revenues, $140.2 million or 45% of revenues and $130.9 million or 48% of revenues in 2015, 2016 and 2017, respectively. In search, the increase as a percentage of revenues is primarily due to churn of our legacy products, while in advertising, the increase is mainly attributed to product mix and increased programmatic revenues with lower margins.

Research and Development Expenses

Our research and development expenses consist primarily of salaries and other personnel-related expenses for employees primarily engaged in research and development activities, allocated facilities costs, subcontractors and consulting fees. Our research and development expenditures in 2017 decreased compared to the prior year, primarily as a result of a decrease in headcount which reflects our efforts in adapting and maintaining compatibility with the ever-changing business landscapes and automation of our platforms and operating systems.

The number of employees in research and development were 168, 132 and 106 as of December 31, 2015, 2016 and 2017, respectively.

Selling and Marketing Expenses

Our selling and marketing expenses consist primarily of salaries and other personnel-related expenses for employees primarily engaged in marketing activities, allocated facilities costs, as well as other outsourced marketing activity. Selling and marketing expenses were $54.6 million or 17% of revenues in 2016, and $52.7 million or 19% of revenues in 2017. The nominal decrease was primarily as a result of decrease in stock based compensation expenses mostly due to our share price and a decrease in headcount; the increase as a percentage of revenues is related to decrease in our revenues. The number of employees in sales and marketing was 262, 228 and 203 as of December 31, 2015, 2016 and 2017, respectively.

General and Administrative Expenses (“G&A”)

Our general and administrative expenses consist primarily of salaries and other personnel-related expenses for executive and administrative personnel, allocated facilities costs, professional fees and other general corporate expenses. G&A expenses are reflective of an independent public company, with all of its requisite costs, managing organic activity as well as being an active acquirer of other businesses. General and administrative expenses decreased by 24%, from $28.8 million in 2016, to $21.9 million in 2017. The decrease is primarily due to corporate expense reductions and lower stock based compensation expenses due to our share price. The number of G&A employees was 128, 110 and 83 as of December 31, 2015, 2016 and 2017, respectively.

Restructuring Charges

In 2015 and 2016, we incurred restructuring charges of $1.1 and $0.7 million, respectively, in connection with the restructuring plan of one of our consumer app development project, mainly to reduce workforce, close certain facilities, as well as other cost saving measures.

In 2017, there were no restructuring charges.

Impairment, net of change in fair value of contingent consideration

Goodwill and intangible assets has been recorded as a result of prior acquisitions. Goodwill represents the excess of the consideration over the net fair value of the assets of the businesses acquired, the fair value of intangible assets was based on the market participant approach to valuation, performed by a third-party valuation firm, using estimates and assumptions provided by management.

We perform tests for impairment of goodwill and intangible assets at the reporting unit level at least annually, or more frequently if events or changes in circumstances occur that would more likely than not reduce the fair value of a reporting unit below its carrying value. During 2017, we determined that certain indicators of potential impairment existed, which triggered an impairment analysis for these reporting units. These indicators included a decrease in the Company’s share price and a failure to the targeted budget due to lower sales, and higher media buy as a percentage of revenues. We expect traffic acquisition costs (TAC) as a percent of revenues to increase in 2018 and beyond as industry budgets shift toward automated channels. This trend is driven by higher TAC expectations related to increased revenues in programmatic and the effect of header bidding and Chrome ad blocker.

Accordingly, we compared the fair value of the Undertone reporting unit to its carrying value and determined that the carrying amount of the reporting unit exceeded its fair value. Judgments and assumptions related to revenue, media buy, operating expenses, future short-term and long-term growth rates, weighted average cost of capital, interest, capital expenditures, cash flows, and market conditions are inherent in developing the discounted cash flow model. The assumptions used were based on expected future cash flows and an estimated terminal value using a terminal year growth rate of 3% based on the growth prospects for the reporting unit. The Company used an applicable discount rate of 15.7%, which reflected the associated specific risks for the reporting unit’s future cash flows.  As a result, the Company recorded an impairment charge of $85.7 million in 2017, classified as “Impairment charges” in the consolidated statements of income.

Depreciation and amortization

Depreciation and amortization consist primarily of depreciation of our property and equipment and the amortization of our intangible assets as a result of our acquisitions. In 2016, this number increased significantly due to the amortization of the acquired intangible assets from the Undertone acquisition in November 2015. In 2017 depreciation and amortization decreased mostly due to impairment charge at June 30, 2017.

Income Tax Expense

A significant portion of our income is taxed in Israel and, as a result of the Undertone acquisition on November 30, 2015, in the United States. The standard corporate tax rate in Israel was 24% in 2017 and is 23% as of 2018. For our Israeli operations we have elected to implement a tax incentive program pursuant to a 2011 Israeli tax reform, referred to as a “Preferred Enterprise,” according to which a reduced tax rate of 16.0% is applied to our preferred income in 2016 and 2017. With respect to U.S. tax, we expect to utilize cumulated losses we have from prior U.S. acquisitions. The federal statutory income tax rate in the United States was 35.0% in 2017. Subsidiaries in Europe are taxed according to the tax laws in their respective countries of residence.

On December 22, 2017, the TCJA was signed into law making significant changes to the Code. These changes include, but are not limited to:

•	A corporate tax rate decrease from 35% to 21% effective for tax years beginning after December 31, 2017;
•	The transition of U.S international taxation from a worldwide tax system to a territorial system;
•	A one-time transition tax on the mandatory deemed repatriation of cumulative foreign earnings as of December 31, 2017 (“Deemed Repatriation Transition Tax”);
•
Taxation of global intangible low-taxed income (“GILTI”) earned by foreign subsidiaries beginning after December 31, 2017. The GILTI tax imposes a tax on foreign income in excess of a deemed return on tangible assets of foreign corporations; and

•
Taxation of base erosion and anti-abuse (“BEAT”) payments made by U.S. corporations to foreign related parties. The BEAT tax applies only to corporation with average gross domestic sales of $500 million over three successive years.

We have calculated our best estimate of the impact of the TCJA in our year end income tax provision in accordance with our understanding of the TCJA and guidance available as of the date of this filing. As a result:

While we are able to make reasonable estimates of the impact of the reduction in corporate rate and the deemed repatriation transition tax, the final impact of the TCJA may differ from these estimates, due to, among other things, changes in our interpretations and assumptions, additional guidance that may be issued by the IRS, and actions we may take. We are continuing to gather additional information to determine the final impact of the TCJA.

Due to the aggregated accumulated deficits of our foreign subsidiaries, we should not be subject to any transition tax under this provision of the TCJA.

Because of the complexity of the new GILTI tax rules, we have not yet completed our analysis of the GILTI tax rules and are not yet able to reasonably estimate the effect of this provision of the TCJA or make an accounting policy election for the ASC 740 treatment of the GILTI tax.

We should not be subject to BEAT during 2018 due to the gross domestic sales threshold.

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

Stock-Based Compensation

We account for share-based payment awards made to employees and directors in accordance with ASC 718, “Compensation – Stock Compensation”, which requires the measurement and recognition of compensation expense based on estimated fair values. Determining the fair value of stock-based awards at the grant date requires the exercise of judgment, as well as the determination of the amount of stock-based awards that are expected to be forfeited. We adopted ASU 2016-09 on January 1, 2017, and chose to continue to use the current method of estimating forfeitures each period rather than accounting for forfeitures as they occur. The adoption of the new standard had no material impact on our consolidated financial statements. If actual forfeitures differ from our estimates, stock-based compensation expense and our results of operations would be impacted. Expense is recognized for the value of the awards, which have graded vesting based on service conditions, using the straight-line method, over the requisite service period of each of the awards, net of estimated forfeitures. Estimated forfeitures are based on actual historical pre-vesting forfeitures. For performance-based stock units, expense is recognized for the value of such awards, if and when we conclude that it is probable that a performance condition will be achieved. We are required to reassess the probability of the vesting at each reporting period for awards with performance conditions and adjust compensation cost based on its probability assessment.

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

In order to keep our competitive hiring position in the industry, following the Board approval in December 2017, we effected in 2018 an option repricing plan. Under the repricing plan, among others, options granted to all of our employees, with certain limited exceptions and other than our directors, were adjusted to have an exercise price per share equal to $1.08, which was the weighted average price of our ordinary shares on Nasdaq in the last 90 days prior to the date of approval of the plan by our board of directors as well as have a new vesting schedule. The total incremental fair value of these repriced options amounted to $1.5 million, and was determined based on the binomial pricing options model.

Total stock-based compensation expense recorded during 2017 was $2.1 million, of which $0.1 million was included in cost of revenues, $0.2 million in research and development costs, $0.7 million in selling and marketing expenses, and $1.1 million in general and administrative expenses.

As of December 31, 2017, the maximum total compensation cost related to options and restricted stock units (“RSUs”), granted to employees and directors not yet recognized amounted to $3.6 million. This cost is expected to be recognized over a weighted average period of 1.77 years.

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

Accounting for tax positions requires judgments, including estimating reserves for potential uncertainties. We also assess our ability to utilize tax attributes, including those in the form of carry forwards for which the benefits have already been reflected in the financial statements. We record valuation allowances for deferred tax assets that we believe are not more likely than not to be realized in future periods. While we believe the resulting tax balances as of December 31, 2017 are appropriately accounted for, the ultimate outcome of such matters could result in favorable or unfavorable adjustments to our consolidated financial statements and such adjustments could be material. See Note 14 of the Financial Statements for further information regarding income taxes. We have filed or are in the process of filing local and foreign tax returns that are subject to audit by the respective tax authorities. The amount of income tax we pay is subject to ongoing audits by the tax authorities, which often result in proposed assessments. We believe that we adequately provided for any reasonably foreseeable outcomes related to tax audits and settlement. However, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved, audits are closed or when statutes of limitation on potential assessments expire.

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

During 2016 and 2017, we determined that certain indicators of potential impairment existed, which triggered goodwill impairment analysis for its reporting units. These indicators included a decrease in the Company’s share price and a miss of the targeted budget due to lower sales and higher media buy as a percentage of revenues. Based on the goodwill assessment for the Undertone reporting unit in 2017, we determined that the carrying amount of the Undertone reporting unit exceeds its fair value and recorded an impairment charge of $65.7 million to its goodwill. No such impairment charges were recorded in 2016.

Impairment of Long-Lived Assets

We are required to assess the impairment of tangible and intangible long-lived assets subject to amortization, under ASC 360 “Property, Plant and Equipment”, on a periodic basis and when events or changes in circumstances indicate that the carrying value may not be recoverable. Impairment indicators include any significant changes in the manner of our use of the assets or the strategy of our overall business, significant negative industry or economic trends and significant decline in our share price for a sustained period.

Upon determination that the carrying value of a long-lived asset may not be recoverable based upon a comparison of aggregate undiscounted projected future cash flows from the use of the asset or asset group to the carrying amount of the asset, an impairment charge is recorded for the excess of carrying amount over the fair value. We measure fair value using discounted projected future cash flows. We base our fair value estimates on assumptions we believe to be reasonable, but these estimates are unpredictable and inherently uncertain. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for our tangible and intangible long-lived assets subject to amortization. In 2015, we incurred impairment charges of $8.5 million related to intangible assets associated with our reporting units (out of which $3.4 million related to our Growmobile reporting unit, which are included as a loss from discontinued operations).  In 2017, we incurred impairment charges of $20.0 million related to intangible assets associated with our reporting units.

In addition, in connection with the restructuring plans in 2014 and 2015, we recorded an impairment of $0.6 million and $0.1 million, respectively, of property and equipment, respectively.

Derivative and Hedge Accounting

During fiscal 2015, 2016 and 2017, approximately 18%, 13% and 9%, respectively, of our operating expenses, respectively, were denominated in NIS In order to mitigate the potential adverse impact on cash flows resulting from fluctuations in the exchange rate of the NIS, we started to hedge portions of our forecasted expenses with options contracts. The effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income and reclassified into earnings in the same period, or periods, during which the hedged transaction affects earnings. The ineffective portion of a derivative’s change in fair value, if any, is recognized in earnings, as well as gains and losses from a derivative’s change in fair value that are not designated as hedges are recognized in earnings immediately. We have also entered into a cross currency interest rate SWAP agreement in order to transform cash flow in NIS into USD of interest payments and principal as derived from our convertible debt conditions (see Note 8 and Note 10 of the Financial Statements). The SWAP contracts were not designated as hedging instruments and therefore gains or losses resulting from the change of their fair value are recognized in “financial income, net”. We estimate the fair value of such derivative contracts by reference to spot rates quoted in active markets.

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

The new standard further requires new disclosures about contracts with customers, including the significant judgments the company has made when applying the guidance.

As currently issued and amended, ASC 606 is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period, using either of two methods: (1) full retrospective application or (2) modified retrospective application. The Company will adopt the new standard effective January 1, 2018, using the modified retrospective transition method. The Company finalized its analysis and the adoption of this guidance will not have a material impact on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases. ASU 2016-02 requires that long-term lease arrangements be recognized on the balance sheet. The standard is effective for interim and annual periods beginning after December 15, 2018, and early adoption is permitted. The Company is currently evaluating the impact of adoption on its consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09, Compensation - Stock Compensation (Topic 718), Improvements to Employee Share-Based Payment Accounting. The ASU simplifies several aspects of the accounting for share-based payment transaction, including the income tax consequences, classification of awards as either equity or liabilities and classification on the statement of cash flows. The Company adopted ASU 2016-09 on January 1, 2017, and chose to continue to use the current method of estimating forfeitures each period rather than accounting for forfeitures as they occur. The adoption of the new standard had no material impact on the Company's consolidated financial statements.

In November 2016, the FASB issued Accounting Standards Update (ASU) 2016-18, Statement of Cash Flows: Restricted Cash, providing specific guidance on the cash flow classification and presentation of changes in restricted cash and restricted cash equivalents. Amounts generally described as restricted cash should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flow. The amendments in ASU 2016-18 are effective for fiscal years beginning after December 15, 2017, and interim periods therein. Early adoption is permitted, including adoption in an interim period. The standard requires application retrospective transition method.

In January 2017, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2017-04, “Intangibles—Goodwill and Other (Topic 350): - Simplifying the Test for Goodwill Impairment”, which eliminates the requirement to calculate the implied fair value of goodwill (i.e., Step 2 of the goodwill impairment test) for the purpose of measuring a goodwill impairment charge. Instead, an impairment charge shall be recognized based on the excess of a reporting unit’s carrying amount over its fair value. The standard shall be applied prospectively and is effective for annual and interim impairment tests performed in periods beginning after December 15, 2019, for public entities. Early adoption is permitted for annual and interim goodwill impairment testing dates after January 1, 2017. The Company adopted the new guidance on January 1, 2017.

In August 2017, the FASB issued ASU No. 2017-12 (Topic 815) Derivatives and Hedging — Targeted Improvements to Accounting for Hedging Activities, which expands an entity's ability to hedge financial and nonfinancial risk components and amends how companies assess effectiveness as well as changes the presentation and disclosure requirements. The new standard is to be applied on a modified retrospective basis and is effective for interim and annual periods beginning after December 15, 2018, with early adoption permitted. The Company is currently evaluating the impact of adoption on the Consolidated Financial Statements.

Results of Operations

The following table presents, for the periods indicated, our costs and expenses of our continuing operations, by category (in thousands of U.S. dollars):

	Year ended December 31,
	2015	2016	2017
Cost of revenues*	$7,877	$25,924	$24,659
Customer acquisition costs and media buy	91,194	140,210	130,885
Research and development*	21,692	25,221	17,189
Selling and marketing*	22,886	54,559	52,742
General and administrative	31,064	28,827	21,911
Depreciation and amortization	11,422	25,977	16,591
Restructuring costs	1,052	728	-
Impairment, net of change in fair value of contingent consideration	72,785	-	85,667
Total Costs and Expenses	$259,972	$301,446	$349,644

*Certain items of expense for the fiscal year of 2016 have been reclassified to conform to current year financial statement presentation.

The following table sets forth, for the periods indicated, our statements of operations expressed as a percentage of total revenues (the percentages may not equal 100% because of the effects of rounding):

	Year Ended December 31,
	2015	2016	2017
Revenues:
Search and other	85%	55%	51%
Advertising	15	45	49
Total revenues	100%	100%	100%

Costs and expenses:
Cost of revenues	4%	8%	9%
Customer acquisition costs and media buy	41	45	48
Research and development	10	8	6
Selling and marketing	10	17	19
General and administrative	14	9	8
Depreciation and amortization	5	8	6
Restructuring charges	(* )	(* )	(* )
Impairment, net of change in fair value of contingent consideration	33	-	31
Total costs and expenses	118	96	127

Operating income (loss)	(18)	4	(27)
Financial expenses, net	1	3	2
Income (loss) before taxes on income	(19)	1	(29)
Income tax expense (benefit)	(* )	(* )	(3)
Loss from continuing operations	(19)	(1)	(26)
Loss from discontinuing operations, net	12	1	-
Net loss	(31)%	(* )%	(26)%
___________
(*) less than 1%

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Revenues. Revenues decreased by 12%, from $312.8 million in 2016, to $274.0 million in 2017.

Search and other revenues. Search and other revenues decreased by 19% in 2017, from $172.7 million in 2016, to $139.5 million in 2017. This decrease was primarily due to the cleanup of our existing network and the churn of our legacy products.

Advertising revenues. Advertising revenues decreased by 4% in 2017, from $140.1 million in 2016, to $134.5 million in 2017. This decrease is attributable to slower than expected brand spend in the first quarter of 2017 relating to the uncertainty following the U.S. elections.

Cost of revenues. Cost of revenues decreased by 5%, from $25.9 million in 2016, to $24.7 million in 2017. cost of revenues remained stable in terms of the percentage of revenues, representing 8% and 9% of revenues in 2016 and 2017, respectively.

Customer acquisition costs (“CAC”) and media buy. CAC and media buy decreased by 7%, from $140.2 million or 45% of revenues in 2016, to $130.9 million or 48% of revenues in 2017. In search, there was an increase as a percentage of revenues is primarily due to churn of our legacy products, while in advertising, the increase is mainly attributed to product mix and increased programmatic revenues with lower margins.

Research and development expenses (“R&D”). R&D decreased by 32%, from $25.2 million in 2016, to $17.2 million in 2017. The decrease was primarily as a result of a decrease in headcount which reflects our efforts in adapting and maintaining compatibility with the ever-changing business landscapes and automation of our platforms and operating systems.

Selling and marketing expenses (“S&M”). S&M expenses decreased by 3%, from $54.6 million in 2016, to $52.7 million in 2017. The decrease was primarily as a result of decrease in stock based compensation expenses mostly due to our share price and a decrease in headcount.

General and administrative expenses (“G&A”).  G&A decreased by 24%, from $28.8 million in 2016, to $21.9 million in 2017. The decrease is primarily due to corporate expense reductions and lower stock based compensation expenses due to our share price.

Restructuring costs. In 2016 and 2017, we incurred restructuring costs of $0.7 million and $0 million, respectively.

Depreciation and amortization. The decrease in depreciation and amortization is primarily attributable to the impairment of the acquired intangible assets from the Undertone acquisition.

Impairment, net of change in fair value of contingent consideration. In 2017 we determined that certain indicators of potential impairment existed, which triggered goodwill impairment analysis for its reporting units. These indicators included a decrease in the Company’s share price and a miss of the targeted budget due to lower sales and higher media buy as a percentage of revenues. We expect traffic acquisition costs (TAC) as a percentage of revenues to increase in 2018 and beyond as industry budgets shift toward automated channels. This trend is driven by higher TAC expectations related to increased revenues in programmatic and the effect of header bidding and Chrome ad blocker. As a result, the Company recorded an impairment charge of $85.7 million in 2017, classified as “Impairment charges” in the consolidated statements of income.

Taxes on income (benefit). Taxes on income decreased by $8.8 million from $0.2 million in 2016 to a tax benefit of $(8.6) million in 2017. The decrease was primarily a result of impairment charges which resulted in a decrease of deferred taxes.

Net income (loss) from continuing operations. Net income (loss) from continuing operations decreased by $75.6 million, from net income of $2.8 million in 2016, to net loss of $72.8 million in 2017. The decrease resulted primarily from the impairment charge of $85.7 million.

Net loss from discontinued operations.  In March 2016, we decided to discontinue the mobile self-serve side of our business and put up for sale our Growmobile Engagement business. As a result, we classified these operations as discontinued operations reported separately for all periods presented. On July 25, 2016, the Company sold the mobile engage business, including the intellectual property, know-how and technology, for total consideration of $1.75 million.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Revenues. Revenues increased by 42%, from $221.0 million in 2015, to $312.8 million in 2016.

Search and other revenues. Search and other revenues decreased by 9% in 2016, from $188.9 million in 2015, to $172.7 million in 2016. This decrease was primarily a result of our decision to reduce customer acquisition costs starting from the third quarter of 2014 and subsequently move from a pay per install model to a revenue share model beginning the first quarter of 2015. As a result, the revenues from the previous pay per install model, which have no costs associated with them in the then current period, have been decreasing since the third quarter of 2014. As more than two years have already passed since these changes, the remaining install base is quite small, and while it continues to decline, the impact continues to be smaller than in previous years.  While the cost free revenues from the previous pay per install model declined, we have been successful in offsetting most of that decline with new revenue share search revenues  and we expect this trend to continue.

Advertising revenues. Advertising revenues increased by 337% in 2016, from $32.1 million in 2015, to $140.1 million in 2016. This increase is attributable to the revenues recorded from Undertone’s activity, which were recognized only since the acquisition date in late 2015.

Cost of revenues. Cost of revenues increased by 229%, from $7.9 million in 2015, to $25.9 million in 2016. This increase was primarily due to the cost of revenues associated to the Undertone operation, mainly in hosting expenses.

Customer acquisition costs (“CAC”) and media buy. CAC and media buy increased by 54%, from $91.2 million in 2015, to $140.2 million in 2016, primarily due to the nominal increase in the media buy costs associated with the Undertone acquisition.  CAC and media buy increased from 41% of revenues in 2015 to 45% of revenues in 2016, primarily due to our transition to the revenue-share model, replacing the revenues that were without expense in 2015.

Research and development expenses ("R&D"). R&D increased by 16%, from $21.7 million in 2015, to $25.2 million in 2016. The increase was primarily associated with the expenses resulting from the Undertone acquisition.

Selling and marketing expenses ("S&M"). S&M expenses increased by or 138%, from $22.9 million in 2015, to $54.6 million in 2016. The increase in S&M as a percentage of revenues is primarily due to the Undertone acquisition.

General and administrative expenses ("G&A").  G&A decreased by 7%, from $31.1 million in 2015, to $28.8 million in 2016. The decrease is primarily associated with one-time $4.6 million acquisition costs in 2015 and the inclusion of Undertone operations for a full year.

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

Impairment, net of change in fair value of contingent consideration. In 2015, we determined that certain indicators of potential impairment that required an interim goodwill impairment analysis for our reporting units existed in 2015. These indicators included a decrease in our share price and lower than expected sales and cash flow, as well as managerial decisions to abandon certain R&D projects. Based on our goodwill assessment for the search monetization reporting unit, we determined that the carrying amount of the reporting unit exceeds its fair value amount, as a result an impairment of $70.9 million was recorded.

In addition, we performed an impairment review of several intangible assets that were recognized in connection with the acquisitions of Perion, which resulted in an impairment of $8.5 million. The impairment charges were measured as the difference between the carrying amounts of those intangible assets and their fair values.

These expenses were partially offset in 2015 by a net gain of $6.6 million, pursuant to an amendment to the Grow Mobile acquisition agreement, reversing the previously recorded contingent payment of $9.1 million, in exchange for a payment of $2.5 million, $1.5 million out of which was paid in cash, and $1.0 million was paid in our ordinary shares that were issued to Grow Mobile’s former shareholders.

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

Net loss from discontinued operations

In March 2016, we decided to discontinue the mobile self-serve side of our business and put up for sale our Growmobile Engagement business. As a result, we classified these operations as discontinued operations reported separately for all periods presented. On July 25, 2016, the Company sold the mobile engage business, including the intellectual property, know-how and technology, for total consideration of $1.75 million (see Note 1(c) of the Financials Statements).

B.            LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2017, we had $37.5 million in cash, cash equivalents and short-term deposits, compared to $32.4 million at December 31, 2016. The $5.1 million increase is primarily the result of $36.0 million cash provided by operating activities offset by $21.2 million repayment of our short and long term debt and $4.9 million used in other investing activities.

For 2015, 2016 and 2017, our cash flows were as follows (in thousands of U.S. dollars):

	Year ended December 31
	2015	2016	2017
Net cash provided by continuing operating activities	$23,772	$33,784	$36,013
Net cash used in discontinued operating activities	(6,203)	(3,329)	-
Net cash provided (used in) investing activities	(120,446)	28,731	(4,851)
Net cash provided by (used in) financing activities	19,199	(52,607)	(23,840)
	$(83,678)	$6,579	$7,322

Net cash provided by continuing operating activities

In 2017, our operating activities provided cash in the amount of $36.0 million, primarily as result of net loss in the amount of $72.8 million, decreased by non-cash expenses including, impairment charge of $85.7 million, depreciation and amortization of $16.6 million, share-based compensation expenses of $2.1 million and net change of $4.4 million in operating assets and liabilities

In 2016, our continuing operating activities provided cash in the amount of $33.8 million, primarily as a result of net income from continuing operations in the amount of $2.8 million, decreased by non-cash expenses including, depreciation and amortization of $26.0 million and share-based compensation expenses of $6.8 million, partially offset by net changes of $1.9 million in operating assets and liabilities.

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

Net cash used in investing activities

In 2017, our investing activities used $4.9 million cash, primarily due to $5.8 million invested in development costs that were capitalized, $2.5 million of proceeds from maturities of short-term bank deposits and $1.6 million invested in the purchase of property and equipment.

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

Net cash provided by (used in) financing activities

In 2017, we used $23.8 million cash, primarily due to $2.5 million used for the repayment of obligations related to the Undertone acquisition, $11.4 million in repayments of long-term loans, $5.0 million proceeds from long-term loans, $7.9 million repayment of our convertible bonds, and $7.0 million repayments of short-term loans, net.

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

Credit facilities

On May 17, 2012, we entered into a loan agreement with two Israeli banks, pursuant to which we borrowed $10.0 million. In December 2014, we executed a cross-currency and interest swap transaction with one of the banks in order to mitigate the potential impact of the fluctuations in the NIS and US$ exchange rate in regard to the future interest and principal payments of our convertible bonds (described below), which are denominated in NIS. On April 1, 2015, we amended the loan agreement to ensure the fulfillment of the financial covenants, effective December 31, 2014. As of December 31, 2016, we have fully repaid one of the loans, and as of April 30, 2017, we fully repaid the second loan.

On November 30, 2015, concurrent with the closing of the Undertone acquisition, Undertone entered into a new secured credit agreement with SunTrust Bank, Silicon Valley Bank and Comerica Bank, (the Comerica Bank having been replaced in 2016 by Cadence Bank. During 2016, we made a prepayment of $5.0 million which was applied to the final principal upon maturity and another $5.0 million in 2017. In November 3, 2017, Undertone opted to exercise its equity cure right in order to cure certain financial covenant defaults for the fiscal quarter ending September 30, 2017. To that extent, Undertone paid $1.58 million which was applied to subsequent amortization payments in the direct order of maturity as well as an additional $0.264 million which was applied to the amortization payment for December 31, 2017. In addition, in March 2018, Undertone entered into a fourth amendment and waiver to the secured credit agreement, which amends the financial covenants and provides for a waiver of the financial covenant defaults of the quarter ending December 31, 2017. In March 2018, Undertone made a prepayment of $8.0 million which was applied to the final principal maturity. The outstanding principal amount bears interest at LIBOR plus 5.5% per year and is secured by substantially all the assets of the companies in the Undertone group, and by guarantees of such companies. The loan is required to be prepaid in certain circumstances, such as from proceeds of asset sales or casualty insurance policies, debt or equity offerings, or from excess cash flow in the event that Undertone's total leverage ratio exceeds specified targets, and a pro rata portion of indemnification payments (or offset of the holdback amount) under our merger agreement with Undertone.

Under the Undertone credit facility, as amended by the fourth amendment, Undertone is required to maintain the following financial covenants as of the end of each fiscal quarter:

•	minimum total leverage ratio ranging from 2.65 to 1.75 during the course of the credit facility; and

•	fixed coverage ratio ranging between 1.2 to 2.0 during the course of the credit facility.

In addition, the fourth amendment also provides for additional covenant relief for every $2.0 million increment of voluntary prepayments on the term loan up to $4.0 million, which provide us with an option to improve the following financial covenants:

•	minimum total leverage ratio ranging from 2.75 to 1.75 during the course of the credit facility; and

•	fixed coverage ratio of ranging between 1.10 and 2.0 during the course of the credit facility.

The Undertone credit facility contains customary restrictive covenants, including those regarding indebtedness and preferred equity, liens, fundamental changes, investments, loans, restricted payments, asset sales, transactions with affiliates, restrictive agreements and sale and leaseback transactions. It also contains customary events of default, including a “change in control”, which is defined to include, among other things, the acquisition of record or beneficial ownership by any person or group of 35% or more of Perion’s outstanding ordinary shares or the failure of continuing directors to constitute a majority of Perion's board of directors over a period of 24 consecutive months. As of December 31, 2017, the balance of the loan is $31.5 million, out of which $27.6 million classified as long-term debt and $3.9 million as current maturities.

Bank Mizrahi credit facility

On May 10, 2017, ClientConnect executed a new credit facility with Bank Mizrahi-Tefahot, an Israeli bank, pursuant to which ClientConnect may borrow up to $17.5 million. The credit facility is secured by a lien on the accounts receivable of ClientConnect, from its current and future business clients and is guaranteed by Perion. The credit facility matures in May 2020. On May 15, 2017, we drew $5.0 million from its available credit line with equally monthly installments of $0.14 million until maturity in June 2020. The outstanding principal amount bears interest at LIBOR plus 5% per year. As of December 31, 2017, the balance of the loan is $4.2 million out of which $2.4 million is classified as long term debt and $1.8 million as current maturities.

Series L Convertible Bonds

On September 23, 2014, we completed a public offering in Israel of Series L Convertible Bonds (the “Bonds”). The Bonds have an aggregate principal amount of approximately NIS 143.5 million (approximately $39.2 million), of which, as of December 31, 2017, approximately NIS 86.1 million are outstanding (approximately $24.8 million). The Bonds, which are listed on the TASE, are convertible into an aggregate of approximately 4.3 million ordinary shares, at a conversion price of NIS 33.605 per share (approximately $9.69 per share as of December 31, 2017). The principal of the Bonds is repayable in five equal annual installments commenced on March 31, 2016, with a final maturity date of March 31, 2020. The Bonds bear interest at the rate of 5% per year, subject to increases up to 6%, in the event of downgrades of our debt rating.  On February 15, 2018, Standard & Poor's Maalot Ratings Services reaffirmed our corporate credit rating of ilA-, with a stable outlook. The interest is payable semi-annually on March 31 and September 30 of each of the years 2015 through 2019, as well as a final payment on March 31, 2020.

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

As of December 31, 2017, we were in compliance with all of the foregoing covenants.

The Company may redeem the Bonds upon delisting of the Bonds from the TASE, subject to certain conditions. In addition, the Company may redeem the Bonds or any part thereof at its discretion, subject to certain conditions.

Private placement

On December 3, 2015, we completed a private placement of 4,436,898 ordinary shares for gross proceeds of $10 million, net of legal fees, pursuant to a securities purchase agreement with J.P. Morgan Investment Management Inc., as investment advisor to the National Council for Social Security Fund and 522 Fifth Avenue Fund L.P. (collectively referred to as the “Investors”). The purchase price per share was $2.282 per share, which was the average closing price of an ordinary share on the Nasdaq Global Select Market for the 30 trading days ending on December 1, 2015. According to a one-time price adjustment mechanism in the securities purchase agreement, on September 1, 2016, the per share purchase price was adjusted downward by 15%, and we issued to the Investors 782,981 additional ordinary shares.

Financing Needs

We believe that our current working capital and cash flow from operation are sufficient to meet our operating cash requirements for at least the next twelve months, including payments required under our existing bank loans and convertible bonds.

C.            RESEARCH, DEVELOPMENT, PATENTS AND LICENSES, ETC.

Our research and development activities are conducted internally by a 106 persons at December 31, 2017. Research and development expenses were $21.7 million, $25.2 million and $17.2 million in the years ended December 31, 2015, 2016 and 2017, respectively. In 2017, our efforts were focused in adapting and maintaining compatibility with the ever-changing business landscapes and automation of our platforms and operating systems.

For a discussion of our intellectual property and how we protect it, see “Business Overview—Intellectual Property” under Item 4.B above.

D.            TREND INFORMATION

Industry trends expected to affect our revenues, income from continuing operations, profitability and liquidity or capital resources:

1.
The digital advertising environment is very crowded and consumers suffer from over exposure to advertising promotions. This in turn has brought on a certain level of blindness to advertising, decreasing their effectiveness and value to advertisers.  We are therefore concentrating on unique stand-out quality ad formats with great creative execution that grabs the attention of consumers, increasing the effectiveness of the ad and ultimately the value to advertisers.

2.
The digital advertising environment is also complex and fragmented.  As a result, it is increasingly difficult for advertisers, including brands and agencies, as well as investors, to discern the difference between the offerings, and this situation requires that advertisers to maintain only small number of relationships which provide a comprehensive and holistic solution and service. In addition, advertisers are looking for clean, safe and transparent solutions. We are attempting to address these needs in our various revenue streams by providing robust, scalable and differentiated products across multiple platforms. Our solution offers a full suite of services for the advertising brand and agency, including the entire advertising process from creative through analytic data collection and processing which is also utilized through programmatic capabilities which has an increasing demand. Our solution also includes a technology platform for buying media on social and mobile platforms which helps optimize the money spent by agencies and advertisers.  In turn, we also provide the publisher a solution for creating new advertising inventory and increasing their revenue.

3.
Our search monetization revenue is predominantly within the desktop computers environment, encouraging the development of downloadable software and advertising on the desktop.  The transition of consumer consumption of utility and content towards mobile platforms has accelerated and, as a result, an increasing share of advertising campaigns are channeled towards mobile platforms and fewer consumer software downloadable products are being developed.  To address this trend, we have shifted the growth focus of all parts of this business away from downloadable desktop software.

4.
In past years the browser companies, particularly Google and Microsoft, as well as others, have been instituting policy changes and regulations making it increasingly difficult to change a browser’s settings even with user consent, including the ability to change a browser’s default search settings. Changing such settings has been a major part of the Company’s monetization model and until now we have been successful in dealing with these measures, within the framework allowed by these companies; however, it is becoming increasingly difficult to do so. In connection with these efforts by the browser companies, they are also making an effort to reset the applicable browser’s settings back to its default setting, causing us to have to recapture our users on a more frequent basis. These activities have shortened the average lifetime we see from users utilizing our search settings. This has reduced the return on investment from our marketing and distribution efforts. Moreover, the increased frequency of changes has limited our visibility and therefore our ability to invest in customer acquisition. However, we continue to believe, as supported by the level of revenues over the last couple of years, that as the market continues to consolidate around accepted marketing practices, there remains sufficient business at a level sufficient to generate significant revenues and profits.

For more information on uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our business, see Item 3 “Key Information—Risk Factors.”

For additional trend information, see the discussion in “Item 5.A Operating and Financial Review and Prospects – Operating Results.”

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

F.             TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes our contractual commitments as of December 31, 2017 and the effect those commitments are expected to have on our liquidity and cash flow in future periods. All numbers below are in US dollars in thousands.

	Payments Due by Period(****)
Contractual Commitments as of December 31, 2017	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 Years
Long-term debt, including current portion (*)	$36,510	$6,104	$30,406	$-	$-
Accrued severance pay (**)	2,417	-	-	-	2,417
Convertible debt (*)	24,832	8,278	16,554	-	-
Payment obligation related to acquisitions(***)	5,146	5,146	-	-	-
Operating leases	24,520	6,350	7,745	6,042	4,383
Total	$93,427	$25,877	$54,708	$6,042	$6,800
_____________
(*)	Long-term debt and convertible debt obligations represent maximum repayment of principal and do not include interest payments due thereunder.
(**)
Prior notice to our executive employees as well as severance pay obligations to our Israeli employees, as required under Israeli labor law and as set forth in employment agreements, are payable only upon termination, retirement or death of the respective employee and are for the most part covered by ongoing payments to funds to cover such obligations.

(***)	Payment obligation related to acquisitions, represents the maximum cash payments we will be obligated to make under consideration arrangements with former owners of certain entities we acquired.

ITEM 6.          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.            DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our executive officers and directors as of March 12, 2018:

Name	Age	Position
Alan Gelman*(1)(2)+	62	Chairman of the Board
Doron Gerstel	57	Chief Executive Officer
Maoz Sigron	40	Chief Financial Officer
Dror Erez	48	Director
Sarit Firon*(1)(3)(4)	51	External Director
Roy Gen(1)	46	Director
Avichay Nissenbaum*(2)(3)(4)	51	External Director
Michael Vorhaus*(2)(3)(4)	60	Director
Rini Karlin	45	Senior Vice President, Human Resources
Miki Kolko	55	Chief Technology Officer
Mike Glover	55	General Manager, Search
Michael Pallad	45	President, Undertone
Ran Cohen	47	Senior Vice President, Product
____________
*	“Independent director” under the NASDAQ Listing Rules.
+
On March 4, 2018, Mr. Alan Gelman, the Company’s chairman of the board of directors, notified us that due to his desire to pursue other opportunities, he will step down from his position as the Company’s chairman of the board as well as a director no later than May 4, 2018.

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

Doron Gerstel has been the Chief Executive Officer of the Company since April 2017. In his previous role as CEO of Panaya Ltd., Mr. Gerstel led a company turnaround that saw an increase in annual revenue and the company’s acquisition by Infosys Limited. Mr. Gerstel has also held CEO positions at Nolio Ltd., Syneron Medical Ltd. and Zend Technologies Ltd. Mr.Gerstel holds a BSc. in Economics and Management from the Technion Institute of Technology in Haifa, and an MBA from Tel Aviv University.

Maoz Sigron has been the Chief Financial Officer of the Company since February 2018. Prior to that, since September 2017 until February 2018, Mr. Sigron served as our VP Finance. Previously, he served in various finance leadership and senior accounting positions at Tnuva Dairy Corporation, Allot Communications Ltd. (NASDAQ:ALLLT) and Stratasys Ltd. (NASDAQ:SSYS) as well served as a CPA with PwC. Mr. Sigron holds a B.A in accounting and Economics from the College of Management.

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

Sarit Firon has been an external director of the Company since January 2017. Since November 2014, Ms. Firon is a managing partner of Cerca Partners, an Israeli venture capital fund.  She has served at Extreme Reality Ltd., as its chief executive officer from December 2012 to November 2014 and as a director since December 2014.  From November 2011 to November 2012, Ms. Firon was the Chief Financial Officer of Kenshoo Ltd.  From November 2007 to October 2011, Ms. Firon was the Chief Financial Officer of MediaMind Technologies Inc., a Nasdaq listed company which was acquired by DG, Inc. in August 2011. From May 2005 to June 2007, Ms. Firon was the Chief Financial Officer of OliveSoftware and from January 2000 to October 2004, she was the CFO of P-Cube, a private company which was acquired in October 2004 by Cisco Systems, Inc. (NASDAQ:CSCO).  From October 2004 to January 2005, Ms. Firon was employed by Cisco to be responsible for the post-merger integration of P-Cube.  From January 1995 to December 1999, Ms. Firon served in various positions at Radcom Ltd. (NASDAQ: RDCM), including as its Chief Financial Officer from September 1997 to December 1999. Since July 2015, she has served as Chairperson of the Board of myThings Israel Ltd. Since June 2014, Ms. Firon has served as a director of Mediwound Ltd. (NASDAQ: MDWD), and since June 2012, Ms. Firon has served as a director of Datorama Ltd. From October 2000 to December 2006, Ms. Firon served as a director of MetaLink Ltd. (OTCMKTS: MTLK). Ms. Firon holds a B.A. in Accounting and Economics from Tel-Aviv University, Israel.

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

Michael J. Glover has been the General Manager of the Search Reporting Unit of the Company since May 2017; previously Mr. Glover was President of InfoSpace LLC where he also served as Vice President, Distribution and Business Development from October 2008 to April 2013. Mr. Glover hold a B.S in Business Administration from the Oregon State University.

Michael Pallad has been President of Undertone since August 2017. From 2015 to 2017, he served as Undertone’s Chief Revenue Officer. Previously, Mr. Pallad served as Director of Sales at Apple Inc.’s Apple Music and iAd divisions. Prior to his work at Apple, Mr. Pallad served in various executive-level positions. Mr. Pallad holds a B.A. in business marketing from Arizona State University.

Ran Cohen has been the SVP Product of the company since December 2017. From 2014 to 2016 Mr. Cohen served as VP Programmatic Strategy for Undertone and prior to that he was the co-founder and president of Legolas Media (Acquired by Undertone). Prior to that, Mr. Cohen served as VP Product at Sizmek Inc. (formerly known as Eyeblaster Inc.). Mr. Cohen holds an MBA from Tel Aviv University and B.A in economics and Asian studies from the Hebrew University.

There are no family relationships between any of our directors or executive officers.

B.            COMPENSATION

The aggregate direct compensation we paid to our officers as a group (including our former officers, 15 persons) for the year ended December 31, 2017, was approximately $5.7 million, which included approximately $0.5 million that was set aside or accrued to provide for pension, retirement, severance or similar benefits. This amount includes bonuses paid to our officers pursuant to our executive bonus plan based on company performance measures, in accordance with our Compensation Policy for Directors and Officers. This amount does not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses, and other benefits commonly reimbursed or paid by companies in Israel.

The aggregate compensation we paid to our directors who are not officers for their services as directors as a group for the year ended December 31, 2017 was approximately $0.4 million. In addition, our directors are reimbursed for expenses incurred in order to attend board or committee meetings.

In the year ended December 31, 2017, we granted (i) options to purchase 4,823,668 ordinary shares to our officers, at a weighted average exercise price of $1.64 per share, and the latest expiration date for such options is December 2024. These options were granted under our Equity Incentive Plan, as amended, formerly known as the 2003 Israeli Share Option Plan (the “Incentive Plan”).

In 2017, we paid each of our directors $50,000 per year, subject to adjustment for changes in the Israeli consumer price index and applicable changes in the Israeli regulations governing the compensation of external directors. Each of our directors also received, on February 25, 2018, an annual grant of options to purchase 25,000 ordinary shares under the Incentive Plan. Each option is exercisable for a term of five years at an exercise price per share equal to the average stock market price of the 90 days prior to the annual meeting of shareholders on which such option was granted, as reported by the NASDAQ Stock Market. The options vest in three equal installments on each anniversary of date of grant. Following termination or expiration of the applicable director's service with the Company, provided that the termination or expiration is not for "cause" and is not a result of the director's resignation, the options would retain their original expiration dates and, with respect to each grant, the upcoming tranche of options that are scheduled to vest immediately subsequent to the termination date, if any, will automatically vest and become exercisable. All unvested options held by the director will automatically vest and become exercisable upon a change of control of the Company, which is defined for this purpose as (i) a merger, acquisition or reorganization of the Company with one or more other entities in which the Company is not the surviving entity, (ii) a sale of all or substantially all of the assets of the Company; (iii) a transaction or a series of related transactions as a result of which more than 50% of the outstanding shares or the voting rights of the Company are beneficially owned by one person or group (as defined in the SEC rules).

The table below reflects the compensation granted to our five most highly compensated office holders during or with respect to the year ended December 31, 2017. We refer to the five individuals for whom disclosure is provided herein as our "Covered Executives."

For purposes of the table below, "compensation" includes salary cost, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to the Company, as recognized in our financial statements for the year ended December 31, 2017, including the compensation paid to such Covered Executive following the end of the year in respect of services provided during the year. Each of the Covered Employees was covered by our D&O liability insurance policy and was entitled to indemnification and exculpation in accordance with applicable law and our articles of association. All numbers below are in US Dollars in thousands.

Name and Principal Position (1)	Salary Cost (2)(3)	Bonus (4)	Equity-Based Compensation (5)	Total
Doron Gerstel, Chief Executive Officer	619	39	227	885
Michael Pallad, President, Undertone	642	71	19	732
Mike Glover, General Manager, Search	473	48	45	566
Miki Kolko, Chief Technology Officer	372	55	121	548
Yacov Kaufman, Former Chief Financial Officer	270	-	168	438
____________________

(1)	Unless otherwise indicated herein, all Covered Executives are employed on a full-time (100%) basis.

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

(3)	Includes a total of $918 of dismissal notice accrued during 2017 with respect to the Covered Executive as a group.

(4)	Annual bonuses granted to the Covered Executives based on formulas set forth in the annual compensation plan approved by the Board of Directors.

(5)
Represents the equity-based compensation expenses recorded in our consolidated financial statements for the year ended December 31, 2017.  Such numbers are based on the option or RSU grant date fair value in accordance with accounting guidance for equity-based compensation and does not necessarily reflect the cash proceeds to be received by the applicable officer upon the vesting and sale of the underlying shares. For a discussion of the assumptions used in reaching this valuation, see Note 2 to our Financial Statements.

Compensation Terms of our Chief Executive Officer

Doron Gerstel serves as our Chief Executive Officer from April 2017. His monthly base salary is NIS 95,000 (equivalent to approximately $27,400), and he is entitled for customary benefits (including those mandated by applicable law and/or generally provided to other executive officers of the Company), including managers' insurance or pension arrangement, disability  insurance, severance pay (pursuant to Section 14 of the Severance Pay Law), educational savings fund, private health insurance, indemnification, liability insurance (including for the period of seven years following termination), convalescence pay, meal plan, cellular telephone and personal computer.

Mr. Gerstel is also entitled for up to a maximum of nine (9) monthly salaries, based on the Company's achievement of its annual EBITDA and revenue targets, as determined by the Board of Directors for the applicable fiscal year.  One-half of the bonus will be payable if the EBITDA target is fully achieved and the other one-half of the bonus will be payable if the revenue target is fully achieved, subject to the following:

• No bonus will be payable if less than 75% of the EBITDA target is achieved;

• To the extent that 90% of a given target is achieved (but less than 100%), a reduced bonus in respect of such target will be payable based on a 1:2 ratio, i.e., a reduction of 2% per each shortfall of 1%. For example, if 95% of the EBITDA target is achieved and 100% of the revenue target is achieved, then 95% of the maximum bonus would be payable (90% in respect of the EBITDA target and 100% in respect of the revenue target); and

• To the extent that the achievement of one target is more than 100% and the other is less than 100% (but at least 90%), the bonus shall be increased for the over-achievement based on a 1:1 ratio, subject to the aforesaid maximum bonus. For example, if 95% of the EBITDA target is achieved and 105% (or more) of the revenue target is achieved, then 100% of the maximum bonus would be payable.

In addition, Mr. Gerstel was granted with two stock option grants under the Company's Incentive Plan: (i) option to purchase up to 1,161,834 ordinary shares at an exercise price per share of $1.63 (which was the approximate market price per ordinary shares on the NASDAQ Stock Market on the date of the employment agreement); and (ii) option to purchase up to 1,161,834 ordinary shares at an exercise price per share of $2.63 (together, the “Options”).

The Options are exercisable for cash or on a "cashless" basis, at the election of Mr. Gerstel, and have a term of six years, which will not be reduced in the event that employment terminates prior thereto, except in the event of termination for "Cause" (as defined in the employment agreement). The Options vest during the term of employer-employee relations, in quarterly installments, over a period of four years. The vesting schedule of the Options will fully accelerate (i) upon the closing of a "Transaction" (as defined below) or (ii) if the employee is terminated without "Cause" or if he resigns as a result of being demoted or relocated, in each case, within 12 months following a "Change of Control" (as defined below).

Each grant constitutes approximately 1.5% of the outstanding ordinary shares as of March 12, 2018.

At the annual general meeting of our shareholders held on February 15, 2018, and as part of a cross-company repricing plan designed mainly to keep our competitive hiring position in the industry, the repricing of options granted to Mr. Gerstel was approved. The first tranche of 1,161,834 options was adjusted to have an exercise price per of $1.08 (which is equal to the weighted average price of our ordinary shares on Nasdaq in the last 90 days prior to the date of approval of the repricing plan by our board of directors) (the “Adjusted Exercise Price”), and the second tranche of 1,161,834 options was adjusted to have an exercise price per share equal to $1.41, which is 130% of the Adjusted Exercise Price.

For the purpose of Mr. Gerstel’s employment agreement, “Transaction” means the occurrence and closing, in a single transaction or in a series of related transactions, of any one or more of the following events pursuant to the approval or recommendation of the Board of Directors: (i) a sale or other disposition of 90% or more of the consolidated assets of the Company and its subsidiaries; (ii) a sale or other disposition of 90% of more of the outstanding securities of the Company resulting in a Change of Control; or (iii) a merger, consolidation or similar transaction involving 90% of more of the outstanding securities of the Company, resulting in a Change of Control.

“Change of Control” will occur if any person or “group” of persons becomes the “beneficial owner” (as such terms are used for purposes of Section 13(d) of the U.S. Securities Exchange Act of 1934, as amended), directly or indirectly, of 35% or more of the outstanding share capital of the Company, excluding a reorganization resulting in the Company being held by an entity beneficially owned by the holders of the Company's share capital immediately prior to the transaction or any Change in Board Event (as defined below).

“Change in Board Event” shall mean any time at which individuals who, as of April 2, 2017, constitute the board of directors (the “Incumbent Board”) cease for any reason to constitute at least a majority of the board of directors; provided, however, that any individual becoming a director subsequent to April 2, 2017 whose election, or nomination for election by the Company’s shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened (in writing) election contest with respect to the election or removal of directors or other actual or threatened (in writing) solicitation of proxies or consents by or on behalf of a person other than the board of directors.

The agreement also includes customary covenants regarding confidentiality, IP assignment, non-competition and non-solicitation.

The employment term is for an indefinite period. During the first 24 months of employment, we may terminate the employment upon nine months' prior notice and Mr. Gerstel may resign upon six months' prior notice. Thereafter, we may terminate the employment upon 12 months' prior notice and Mr. Gerstel may resign upon nine months' prior notice.  During the notice period, Mr. Gerstel will be entitled to all benefits under the employment agreement, including the continued vesting of stock options, even if the Company's waives its right to continued service. In the event of termination for "Cause" (as defined in the employment agreement), we may terminate the employee without prior notice.

We also have employment agreements with our other executive officers. These agreements usually do not contain any change of control provisions and otherwise contain salary, benefit and non-competition provisions that we believe to be customary in our industry.

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

NASDAQ Requirements

As required by the NASDAQ Listing Rules, a majority of our directors are “independent directors” as defined in the NASDAQ Listing Rules.

As contemplated by the NASDAQ Listing Rules, we have an audit committee, a compensation committee and a nominating and governance committee, all of whose members are independent directors.

See Item “16.G – Corporate Governance” for exemptions that we have taken from certain NASDAQ Listing Rule requirements.

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

As of March 12, 2018, our board of directors consists of six directors, two of whom qualify as "external directors" under Israeli law and have also been determined by our board of directors to qualify as "independent directors" for the purpose of the NASDAQ Listing Rules. Other than external directors, who are subject to special election requirements under Israeli law, our directors are elected in three staggered classes by the vote of a majority of the ordinary shares present and entitled to vote at meetings of our shareholders at which directors are elected. The members of only one staggered class will be elected at each annual meeting for a three-year term, so that the regular term of only one class of directors expires annually. Our annual meeting of shareholders is required to be held at least once during every calendar year and not more than fifteen months after the last preceding meeting. At our 2015 annual meeting of shareholders, held on December 31, 2015, Mr. Roy Gen was elected as a director for a three-year term. At an extraordinary general meeting of our shareholders, held on August 24, 2015, Mr. Avichay Nissenbaum was reelected to serve as an external director for a third three-year term commencing on September 27, 2015. At our 2016 annual meeting of shareholders, held on January 5, 2017, Ms. Sarit Firon was elected as an external director, effective as of January 6, 2017. At our 2017 annual meeting of shareholders, held on February 15, 2018, Mr. Michael Vorhaus was elected as a director for a three-year term. In addition, in our 2016 annual meeting of shareholders, Messrs. Alan Gelman and Dror Erez were each elected as a director for a three-year term. The external directors are not assigned to a class and are elected in accordance with the Companies Law.

If the number of directors constituting our board of directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, but in no case will a decrease in the number of directors constituting our board of directors reduce the term of any then current director.

Our board of directors may appoint any other person as a director, whether to fill a vacancy or as an addition to the then current number of directors, provided that the total number of directors shall not, at any time, exceed seven directors. Any director so appointed shall hold office until the annual meeting of shareholders at which the term of his class expires, unless otherwise determined by our board of directors. There is no limitation on the number of terms that a non-external director may serve.

Shareholders may remove a non-external director from office by a resolution passed at a meeting of shareholders by a vote of the holders of more than two-thirds of our voting power.

A resolution proposed at any meeting of our board of directors is deemed adopted if approved by a majority of the directors present and voting on the matter. Under the Companies Law, our board of directors must determine the minimum number of directors having financial and accounting expertise, as defined in the regulations that our board of directors should have. In determining the number of directors required to have such expertise, the board of directors must consider, among other things, the type and size of the company and the scope and complexity of its business and operations. Our board of directors has determined that we require at least one director with the requisite financial and accounting expertise and that Ms. Sarit Firon has such expertise.

Under the Companies Law, a person, who is, directly or indirectly subordinated to the chief executive officer of a public company, may not serve as the chairman of its board of directors. In addition, neither the chief executive officer nor his relative is eligible to serve as chairman of the board of directors (and vice versa), unless such nomination was approved by a majority of the company’s shareholders for a term not exceeding three years, and either: (i) such majority included the majority of the voting shareholders (shares held by abstaining shareholders are not considered) which are not controlling shareholders and have not personal interest regarding the decision; or (ii) the aggregate number of shares voting against the proposal did not exceed 2% of company voting shareholders. The term can be extended for additional three year terms, in the same manner.

External Directors

Under the Companies Law, Israeli companies whose shares have been offered to the public in or outside of Israel are required to appoint at least two individuals to serve as external directors. Our external directors under the Companies Law are Mr. Avichay Nissenbaum, whose third three-year term commenced on September 27, 2015, and Ms. Sarit Firon, whose initial three-year term commenced on January 6, 2017.

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

External directors may be elected at our annual general meeting or a special meeting of our shareholders in a number and manner stipulated by the Companies Law, i.e., for an initial term of three years, which may be extended for two  additional three-year terms (provided that the re-election for additional term was presented by the external director whose tenure is about to end or  by the board of directors or by one or more shareholders that own, in the aggregate, 1% or more of the voting rights), and thereafter for additional three-year terms, if both the audit committee and the board of directors confirm that in light of the expertise and contribution of the external director, the extension of such external director’s term would be in the interest of the Company. The election and re-election of external directors, requires the affirmative vote of a majority of the shares and in addition either that (i) a majority of the shares held by shareholders who are not controlling shareholders or a have personal interest in the election (other than a personal interest unrelated to the controlling shareholders) attending in person or represented by proxy have voted in favor of the proposal (shares held by abstaining shareholders are not be considered) or (ii) the aggregate number of shares voting against the proposal held by such shareholders has not exceeded 2% of the company’s voting shareholders. In the event a shareholder holding 1% or more of the voting rights or the external director proposed the reelection of the external director, the reelection has to be approved by a majority of the votes cast by the shareholders of the company, excluding the votes of controlling shareholders and those who have a personal interest in the matter as a result of their relations with the controlling shareholders, provided that the aggregate votes cast in favor of the reelection by such non-excluded shareholders constitute more than 2% of the voting rights in the company. External directors may be removed from office only under the following circumstances: (i) an external director ceases to meet the legal requirements for appointment as an external director or breaches his or her fiduciary duty to the company and a resolution to remove such external director is made by the shareholders at a meeting at which such external director is granted a reasonable opportunity to express his position (such a resolution requires the same majority of votes that elected the external director); (ii) an external director ceases to meet the legal requirements for appointment as an external director or breaches his or her fiduciary duty to the Company and a court orders that such director be removed; or (iii) an external director is unable to perform his or her duties or is convicted of certain felonies and a court orders that such director be removed. An external director is qualified for nomination as an external director, only if he/she has either professional qualifications or accounting and financial expertise. At least one of the external directors must have accounting and financial expertise. However, a company whose shares are traded in certain exchanges outside of Israel, including the NASDAQ Global Select Market, such as our company, is not required to nominate at least one external director who has accounting and financial expertise, as long as another independent director for audit committee purposes who has such expertise serves on the board of directors pursuant to the applicable foreign securities laws. In such case all external directors will have professional qualification. However, as noted above our board of directors has determined that we require at least one director with the requisite financial and accounting expertise and that Ms. Sarit Firon has such expertise.

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

Audit Committee

Our audit committee is comprised of Ms. Sarit Firon (Chairperson), Mr. Avichay Nissenbaum and Mr. Michael Vorhaus, and operates pursuant to a written charter.

NASDAQ Requirements

Under the listing requirements of the NASDAQ Stock Market, a foreign private issuer is required to maintain an audit committee that has certain responsibilities and authority. The NASDAQ Listing Rules require that all members of the audit committee must satisfy certain independence requirements, subject to certain limited exceptions. We have adopted an audit committee charter as required by the NASDAQ Listing Rules. Our audit committee assists the board of directors in fulfilling its responsibility for oversight of the quality and integrity of our accounting, auditing and financial reporting practices and financial statements. Our audit committee is also responsible for the establishment of policies and procedures for review and pre-approval by the committee of all audit services and permissible non-audit services to be performed by our independent auditor, in order to ensure that such services do not impair our auditor’s independence. For more information see Item “16.C – Principal Accountant Fees and Services.” Under the NASDAQ Listing Rules, the approval of the audit committee is also required to effect related-party transactions that would be required to be disclosed in our annual report.

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

Compensation Committee

Our compensation committee is comprised of Mr. Avichay Nissenbaum (Chairperson), Mr. Michael Vorhaus and Ms. Sarit Firon, all of whom satisfy the respective “independence” requirements of the Companies Law, SEC and NASDAQ Listing Rules for compensation committee members. Our compensation committee meets at least once each quarter, with additional special meetings scheduled when required.

Our compensation committee is authorized to, among other things, review, approve and recommend to our board of directors base salaries, incentive bonuses, including the specific goals and amounts, stock option grants, employment agreements, and any other benefits, compensation or arrangements of our executive officers and directors. Pursuant to the Companies Law, our compensation committee must be comprised of at least three directors, include all of the external directors, its other members must satisfy certain independence standards under the Companies Law, and the chairman is required to be an external director. In addition, our compensation committee is required to propose for shareholder approval by a special majority, a compensation policy governing the compensation of office holders based on specified criteria, to review, from time to time, modifications to the said compensation policy and examine its implementation; and to approve the actual compensation terms of office holders prior to approval thereof by the board of directors. Our shareholders re-approved our Compensation Policy for Directors and Officers on January 5, 2017 and approved an amendment to such policy on February 15, 2018. Our compensation committee also oversees the administration of our equity based incentive plan.

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

Internal Auditor

Under the Companies Law, the board of directors of a public company must appoint an internal auditor nominated based on the audit committee’s recommendation. The role of the internal auditor is to examine whether a company’s actions comply with the law and proper business procedure. The internal auditor may be an employee of the company employed specifically to perform internal audit functions but may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of the company’s independent accounting firm or its representative. The Companies Law defines an interested party as a substantial shareholder of 5% or more of the shares or voting rights of a company, any person or entity that has the right to nominate or appoint at least one director or the general manager of the company or any person who serves as a director or as the general manager of a company. The internal auditor’s term of office shall not be terminated without his or her consent, nor shall he or she be suspended from such position unless the board of directors has so resolved after hearing the opinion of the audit committee and after giving the internal auditor a reasonable opportunity to present his or her position to the board and to the audit committee. Our internal auditor is Mrs. Linur Dloomy, CPA, of Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu.

D.            EMPLOYEES

The breakdown of our employees, by department, as of the end of each of the past three fiscal years is as follows:

	December 31,
	2015	2016**	2017
Cost of sales	20	65	72
Research and development	221	132	106
Selling and marketing	277	228	203
General and administration	128	110	83
Total	646	535	464

** reclassified

As of December 31, 2017, 157 of our employees were located in Israel, 226 of our employees were located in the United States and 81 employees were located in Europe.

In Israel we are subject to certain labor statutes and national labor court precedent rulings, as well as to some provisions of the collective bargaining agreements. These provisions of collective bargaining agreements apply to our Israeli employees by virtue of extension orders issued in accordance with relevant labor laws by the Israeli Ministry of Economy, and which apply such agreement provisions to certain or all Israeli employees including our employees even though they are not directly part of a union that has signed a collective bargaining agreement. The laws and labor court rulings that apply to our employees principally concern minimum wage laws, procedures for dismissing employees, determination of severance pay, leaves of absence (such as annual vacation or maternity leave), sick pay and other conditions for employment. The extension orders which apply to our employees principally concern the requirement for the length of the workday and the work-week, annual recuperation pay and commuting expenses, and payments to pension funds and other conditions for employment. The amount and frequency of these adjustments are modified from time to time. As mentioned above, we are required to insure all of our employees by a comprehensive pension plan or a managers' insurance according to the terms and the rates detailed in the order. In addition, Israeli law determines minimum wages for workers, minimum paid leave or vacation, sick leave, working hours and days of rest, insurance for work-related accidents, determination of severance pay, the duty to give notice of dismissal or resignation and other conditions of employment. We have never experienced a work stoppage, and we believe our relations with our employees are good.

Israeli law generally requires the payment of severance by employers upon the retirement or death of an employee or upon termination of employment by the employer or, in certain circumstances, by the employee. Most of our agreements with employees in Israel contain an arrangement made in accordance with Section 14 of the Severance Pay Law, 1963 (“Section 14”), where our contributions for severance pay are paid in lieu of any severance liability. Upon contribution of the full amount of the employee's monthly salary, and release of the policy to the employee, no additional severance payments are required to be made by us to the employee. Additionally, the related obligation and amounts deposited pursuant to such obligation are not stated on the balance sheet, as we are legally released from any obligation to employees once the deposit amounts have been paid.  Our liability for severance pay to employees not under Section 14 is calculated pursuant to Israel’s Severance Pay Law based on the employees’ most recent monthly salaries, multiplied by the number of years of their employment, or a portion thereof, as of the balance sheet date. This liability is partially provided for by monthly deposits into accounts for the benefit of the employees and by an accrual. The deposited funds include profits (losses) accumulated up to the balance sheet date. As of December 31, 2017, our net accrued unfunded severance obligations totaled $239.4 million.

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

E.            SHARE OWNERSHIP

Security Ownership of Directors and Executive Officers

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of March 12, 2018 by all of our directors and executive officers as a group and by each officer and director who beneficially owns 1% or more of our outstanding ordinary shares.

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

Except as indicated in the footnotes to this table, each officer and director in the table has sole voting and investment power for the shares shown as beneficially owned by them. Percentage ownership is based on 77,550,069 ordinary shares outstanding as of March 12, 2018.

Name	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Outstanding
Dror Erez (1)	7,360,642	9.5%
All directors and officers as a group (13 persons)(2)	8,044,655	10.3%
____________________________
(1)   Based upon information provided to us by Mr. Erez.  Includes options to purchase 44,999 ordinary shares that are vested or will vest, within 60 days of March 12, 2018. Mr. Erez serves as a director of the Company.
(2)   Includes options to purchase 729,012 ordinary shares, that are vested or will vest within 60 days of March 12, 2018.

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

Under the Incentive Plan, as amended from time to time, we may grant to our directors, officers, employees, consultants, advisers, service providers and controlling shareholders options to purchase our ordinary shares, restricted shares and RSUs. As of December 31, 2017, a total of 13,462,749 ordinary shares were subject to the Incentive Plan. As of March 12, 2018, options to purchase a total of 13,352,484 ordinary shares were outstanding under our Incentive Plan, of which options to purchase a total of 5,955,380 ordinary shares were held by our directors and officers (13 persons) as a group. The outstanding options are exercisable at purchase prices which range from $0.34 to $12.64 per share. Any expired or cancelled options are available for reissuance under the Incentive Plan.

Our Israeli employees and directors may be granted awards under Section 102 (“Section 102”) of the Israeli Income Tax Ordinance (the “Tax Ordinance”), which provides them with beneficial tax treatment, and non-employees (such as service providers, consultants and advisers) and controlling shareholders may only be granted awards under another section of the Tax Ordinance, which does not provide for similar tax benefits. To be eligible for tax benefits under Section 102, the securities must be issued through a trustee, and if held by the trustee for the minimum required period, the employees and directors are entitled to defer any taxable event with respect to the award until the earlier of (i) the transfer of securities from the trustee to the employee or director or (ii) the sale of securities to a third party. Our board of directors has resolved to elect the “Capital Gains Route” (under Section 102) for the grant of awards to Israeli grantees under the Incentive Plan. Based on such election, and subject to the fulfillment of the conditions of Section 102, under the Capital Gains Route, gains realized from the sale of shares issued pursuant to the Incentive Plan will generally be taxed at the capital gain rate of 25%, provided the trustee holds the securities for 24 months following the date of grant of the award. To the extent that the market price of the ordinary shares at the time of grant exceeds the exercise price of the award or if the conditions of Section 102 are not met, tax will be payable at the time of sale at the marginal income tax rate applicable to the employee or director (up to 50% in 2017). We are not entitled to recognize a deduction for Israeli tax purposes on the capital gain recognized by the award holder upon the sale of shares pursuant to Section 102. The voting rights of any shares held by the trustee under Section 102 remain with the trustee.

The Incentive Plan contains a U.S. addendum that provides for the grant of awards to U.S. citizens and resident aliens of the United States for U.S. tax purposes. Pursuant to the approval of our board of directors and shareholders, stock options granted to U.S. citizens and resident aliens may be either incentive stock options under the Code or options that do not qualify as incentive stock options. Subject to the fulfillment of the conditions of the Code, an incentive stock option may provide tax benefits to the holder in that it converts ordinary income into income taxed at long-term capital gain rates and defers the tax until the sale of the underlying share. In that event, we would not recognize a tax deduction with respect to such capital gain.

Our board of directors has the authority to administer, and to grant awards, under the Incentive Plan. However, the compensation committee appointed by the board provides recommendations to the board with respect to the administration of the plan. Generally, RSUs and options granted under the Incentive Plan vest in two or three installments on each anniversary of the date of grant.

See “Item 6.B Compensation” for a description of awards granted under the Incentive Plan to our directors and officers in 2013.

ITEM 7.          MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.            MAJOR SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of March 12, 2018 by each person or group of affiliated persons that we know beneficially owns more than 5% of our outstanding ordinary shares. Other than with respect to our directors and officers, we have relied on public filings with the SEC.

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

Name	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Outstanding (1)

Benchmark Israel II, L.P. and affiliates (2)	9,571,772	12.34%
Ronen Shilo (3)	7,508,847	9.68%
Dror Erez (4)	7,360,642	9.5%

Zack and Orli Rinat (5)	6,484,347	8.36%
J.P. Morgan Investment Management Inc. (6)	4,203,067	5.41%

(1)	Based upon 77,550,069 ordinary shares outstanding as of March 12, 2018.

(2)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13G/A filed with the SEC on February 5, 2018, by Benchmark Israel II, L.P. (“BI II”) and affiliates. BCPI Partners II, L.P. (“BCPI-P”), the general partner of BI II, may be deemed to have sole power to vote and dispose of the 9,293,742 shares directly held by BI II. BCPI Corporation II (“BCPI-C”), the general partner of BCPI-P, may be deemed to have sole power to vote and dispose of the shares directly held by BI II. Michael A. Eisenberg and Arad Naveh, the directors of BCPI-C, may be deemed to have shared power to vote and dispose of the shares directly held by BI II. 282,882 shares are held in nominee form for the benefit of persons associated with BCPI-C. BCPI-P may be deemed to have sole power to vote and dispose of these shares, BCPI-C may be deemed to have sole power to vote and dispose of these shares and Messrs. Eisenberg and Naveh may be deemed to have shared power to vote and dispose of these shares. The Address of Benchmark is 2965 Woodside Road Woodside, California 94062s.

(3)	Based on a Schedule 13D/A filed with the SEC on May 31, 2017. The Address of Mr. Shilo is Ronen Shilo c/o Conduit Ltd., 2 Ilan Ramon St. Ness-Ziona 7403635, Israel.

(4)
Based upon information provided to us by Mr. Erez. Includes options to purchase 44,999 ordinary shares that are vested or will vest, within 60 days of March 12, 2018. Mr. Erez serves as a director of the Company. The Address of Mr. Erez is Dror Erez c/o Conduit Ltd., 2 Ilan Ramon St. Ness-Ziona 7403635, Israel.

(5)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13G filed with the SEC on January 16, 2014, by Zack and Orli Rinat. The Ordinary Shares are held by Zack Rinat and Orli Rinat as community property. The address of Zack and Orli Rinat is 26319 Esperanza Drive Los Altos Hills, CA.

(6)
Consists of 4,203,067 ordinary shares directly held by Project Condor LLC (“Condor”). PEG Digital Growth Fund L.P. (“DGF”) owns 98.75% of the membership interests of Condor. As the holder of the majority of the membership interests of Condor, DGF manages Condor and has shared voting or dispositive power over the 4,203,067 ordinary shares held by Condor. J.P. Morgan Investment Management Inc. (“JPMIM”) serves as investment advisor to DGF. Based upon, and qualified in its entirety with reference to, a Schedule 13G/A filed with the SEC on December 11, 2017, by JPMIM, DGF, and Condor. The address for JPMIM, DGF and Condor is 320 Park Avenue, New York, New York 1002.

To our knowledge, there has not been any significant changes in the percentage of ownership held by our major shareholders during the past three years preceding the date of this annual report on Form 20-F.

To our knowledge, as of March 12, 2018, we had 11 shareholders of record of which 9 (excluding the Depository Trust Company) were registered with addresses in the United States. These U.S. holders were, as of such date, the holders of record of approximately 5.18% of our outstanding shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees.

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

The following is a description of some of the transactions with related parties to which we are party and which were in effect within the past three fiscal years. The descriptions provided below are summaries of the terms of such agreements and do not purport to be complete and are qualified in their entirety by the complete agreements.

Agreement with Conduit Shareholders

As a condition precedent to the closing of ClientConnect Acquisition on January 2, 2014, Conduit spun off its ClientConnect business. As a result of the ClientConnect Acquisition, two office holders of Conduit – Dror Erez and Roy Gen – became members of our Board of Directors and the major shareholders of Conduit also became major shareholders of the Company. For information about a registration rights agreement we entered into in connection with the ClientConnect Acquisition, see Item 10.C “Additional Information—Material Contracts—Agreements Relating to the ClientConnect Acquisition.” Such directors and major shareholders are parties to such agreement.

Indemnification Agreements

Our articles of association permit us to exculpate, indemnify and insure our directors and officeholders to the fullest extent permitted by the Companies Law. We have obtained directors’ and officers’ insurance for each of our officers and directors and have entered into indemnification agreements with all of our current officers and directors.

We have entered into indemnification and exculpation agreements with each of our current office holders and directors exculpating them to the fullest extent permitted by the law and our articles of association and undertaking to indemnify them to the fullest extent permitted by the law and our articles of association, including with respect to liabilities resulting from this annual report, to the extent such liabilities are not covered by insurance. See also “Item 10B.  — Exculpation, Insurance and Indemnification of Directors and Officers.” in this annual report on Form 20-F.

Employment and Consulting Agreements

We have or have had employment, consulting or related agreements with each member of our senior management. For more information on employment and consulting agreements see “Item 6B. — Compensation” in this annual report on Form 20-F.

C.            INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.          FINANCIAL INFORMATION

A.            CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Our Financial Statements are included in this annual report pursuant to Item 18.

Legal Proceedings

On November 7, 2012, we entered into a Share Purchase Agreement with SweetIM Ltd., SweetIM Technologies Ltd., the shareholders of SweetIM and Nadav Goshen, as Shareholders’ Agent, according to which we purchased 100% of the issued and outstanding shares of SweetIM Ltd. Under the terms of the Share Purchase Agreement, among other things, a third payment of up to $7.5 million in cash was due in May 2014, if certain milestones were met. The milestones are based on our revenues in the fiscal year of 2013 and the absence of certain changes in the industry in which we operate. We believe that that the terms of the Share Purchase Agreement require us to pay only $2.5 million with respect to the contingent payment, which we have paid. However, the Shareholders' Agent has demanded payment of an additional $5.0 million. We believe that the claim is without merit and we are defending against it vigorously. Until this dispute is resolved, we will maintain the $5.0 million liability in our financial statements that we recorded at the time that we entered into the Share Purchase Agreement. In April 2015, pursuant to the Share Purchase Agreement, an arbitration process with respect to this claim was commenced in Israel and is still ongoing.

On December 22, 2015, Adtile Technologies Inc. (“Adtile”) filed a lawsuit against Perion and its wholly-owned subsidiary, Intercept Interactive Inc. (“Intercept”) in the United States District Court for the District of Delaware. The lawsuit alleges various causes of action against Perion and Intercept related to Intercept’s alleged unauthorized use and misappropriation of Adtile’s proprietary information and trade secrets. Adtile is seeking injunctive relief and unspecified monetary damages. We are unable to predict the outcome or range of possible loss at this stage. On June 23, 2016, the court denied Adtile’s motion for a preliminary injunction. On June 24, 2016, the court (i) granted Perion’s motion to dismiss and (ii) granted Intercept’s motion to stay the action and compel arbitration. As of the date of this report, Adtile had not commenced an arbitration proceeding and the court dismissed the case for administrative reasons. We believe that we have strong defenses against this lawsuit and we intend to defend against it vigorously if the case is ever resubmitted.

Policy on Dividend Distribution

It is currently our policy not to distribute dividends.

B.            SIGNIFICANT CHANGES

Since the date of our audited Financial Statements incorporated by reference in this report, there have not been any significant changes other than as set forth in note 20 to our Financial Statements."

ITEM 9.          THE OFFER AND LISTING

A.            OFFER AND LISTING DETAILS

Our ordinary shares have been listed on the NASDAQ Capital Market from January 31, 2006 to June 26, 2007, on the NASDAQ Global Market from June 27, 2007 to December 31, 2013, and on the NASDAQ Global Select Market since January 2, 2014. Our ordinary shares commenced trading on the TASE on December 4, 2007. Our trading symbol on NASDAQ is “PERI” and on TASE is “PERION.”

The following table shows, for the periods indicated, the high and low market prices of our ordinary shares as reported on the NASDAQ and the TASE. The TASE prices have been translated from NIS to dollars based on the exchange rate between the NIS and the dollar, as quoted by the Bank of Israel with respect to the date of the applicable high or low market price on the TASE.

	NASDAQ		TASE
	High ($)	Low ($)	High ($)	Low ($)
Five most recent full financial years
2017	2.38	0.88	2.30	0.91
2016	3.25	0.94	3.71	0.95
2015	4.52	2.05	4.56	2.06
2014	14.33	4.26	14.33	4.31
2013	14.94	8.19	14.90	8.21
Financial quarters during the past two recent full financial years and any subsequent period
Fourth Quarter 2017	1.34	0.88	1.32	0.91
Third Quarter 2017	1.96	1.01	1.95	1.03
Second Quarter 2017	2.06	1.30	2.00	1.36
First Quarter 2017	2.38	1.43	2.30	1.41
Fourth Quarter 2016	1.47	0.94	1.43	0.95
Third Quarter 2016	1.49	1.07	1.51	1.09
Second Quarter 2016	2.05	1.01	2.01	1.05
First Quarter 2016	3.25	1.98	3.71	1.99
Most recent six months
February 2018	1.07	0.94	0.95	1.03
January 2018	1.15	1.00	1.04	1.12
December 2017	1.10	0.91	1.06	0.91
November 2017	1.11	0.88	1.11	0.97
October 2017	1.34	0.96	1.32	1.03
September 2017	1.24	1.01	1.19	1.03

The closing prices of our ordinary shares, as reported on the NASDAQ and on the TASE on March 12, 2018, were $0.84 and NIS 2.93 (equal to $2.90 based on the exchange rate between the NIS and the dollar, as quoted by the Bank of Israel on March 12, 2018), respectively.

B.            PLAN OF DISTRIBUTION

Not applicable.

C.            MARKETS

Our ordinary shares are quoted on the NASDAQ Global Select Market under the symbol “PERI,” and on TASE under the symbol “PERION.”

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

Authorized Share Capital

Our authorized share capital is of NIS 1,200,000, divided into 120,000,000 ordinary shares, par value NIS 0.01 per share.

The Board of Directors

Under the Companies Law and our articles of association, our board of directors may exercise all powers and take all actions that are not required under the Companies Law or under our articles of association to be exercised or taken by another corporate body, including the power to borrow money for the purposes of our Company. Our directors are not subject to any age limit requirement, nor are they disqualified from serving on our board of directors because of a failure to own a certain amount of our shares. For more information about our Board of Directors, see Item 6.C “Board Practices.”

Dividend and Liquidation Rights

The holders of the ordinary shares are entitled to their proportionate share of any cash dividend, share dividend or dividend in kind declared with respect to our ordinary shares on or after the date of this annual report. We may declare dividends out of profits legally available for distribution. Under the Companies Law, a company may distribute a dividend only if the distribution does not create a reasonable risk that the company will be unable to meet its existing and anticipated obligations as they become due. Furthermore, a company may only distribute a dividend out of the company’s profits, as such are defined under the Companies Law. If the company does not meet the profit requirement, a court may allow it to distribute a dividend, as long as the court is convinced that there is no reasonable risk that such distribution might prevent the company from being able to meet its existing and anticipated obligations as they become due.

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

Our articles of association and the laws of the State of Israel (subject to anti-terror legislations) do not restrict the ownership or voting of ordinary shares by non-residents of Israel.

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

Our board of directors may, in its discretion, convene additional meetings as “Extraordinary general meetings.” Extraordinary general meetings may also be convened upon shareholder request in accordance with the Companies Law and our articles of association. The chairperson of our board of directors presides at each of our general meetings. The chairperson of the board of directors is not entitled to a vote at a general meeting in his capacity as chairperson.

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

will be deemed adopted if approved by the holders of a majority of the voting power represented at a shareholders’ meeting, in person or by proxy, and voting on that resolution. Except as set forth in the following sentence none of these actions require the approval of a special majority. Amendments to our articles of association relating to the election and vacation of office of directors and the composition and size of the board of directors require the approval at a general meeting of shareholders holding more than two-thirds of the voting power of the issued and outstanding share capital of the company.

Notices

Under the Companies Law, shareholders’ meetings generally require prior notice of at least 21 days, or 35 in the event that the issue(s) to be resolved is an issue subject to the Israeli proxy rules.

Modification of Class Rights

The Companies Law provides that, unless otherwise provided by the articles of association, the rights of a particular class of shares may not be adversely modified without the vote of a majority of the affected class at a separate class meeting.

Election of Directors

Our ordinary shares do not have cumulative voting rights in the election of directors. Therefore, the holders of ordinary shares representing more than 50% of the voting power at the general meeting of the shareholders, in person or by proxy, have the power to elect all of the directors whose positions are being filled at that meeting, to the exclusion of the remaining shareholders. The election and re-election of external directors, requires the affirmative vote of a majority of the shares and in addition either that (i) a majority of the shares held by shareholders who are not controlling shareholders or a have personal interest in the election (other than a personal interest unrelated to the controlling shareholders) attending in person or represented by proxy have voted in favor of the proposal (shares held by abstaining shareholders are not be considered) or (ii) the aggregate number of shares voting against the proposal held by such shareholders has not exceeded 2% of the company’s voting shareholders. In the event a shareholder holding 1% or more of the voting rights or the external director proposed the reelection of the external director, the reelection has to be approved by a majority of the votes cast by the shareholders of the company, excluding the votes of controlling shareholders and those who have a personal interest in the matter as a result of their relations with the controlling shareholders, provided that the aggregate votes cast in favor of the reelection by such non-excluded shareholders constitute more than 2% of the voting rights in the company.

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

Compensation. Pursuant to the Companies Law, the compensation policy must be approved by the company's board of directors after reviewing the recommendations of the compensation committee. The compensation policy also requires the approval of the general meeting of the shareholders, which approval must satisfy one of the following (the "Majority Requirement"): (i) the majority should include at least a majority of the shares of the voting shareholders who are non-controlling shareholders or do not have a personal interest in the approval of the compensation policy (in counting the total votes of such shareholders, abstentions are not be taken into account) or (ii) the total number of votes against the proposal among the shareholders mentioned in paragraph (i) does not exceed two percent of the aggregate voting power in the company. Under certain circumstances and subject to certain exceptions, the board of directors may approve the compensation policy despite the objection of the shareholders, provided that the compensation committee and the board of directors determines that it is for the benefit of the company, following an additional discussion and based on detailed arguments.

The Companies Law provides that the compensation policy must be re-approved (and re-considered) every three years, in the manner described above. Moreover, the board of directors is responsible for reviewing from time to time the compensation policy and deciding whether or not there are any circumstances that require an adjustment to the company's compensation policy. When approving the compensation policy, the relevant organs must take into consideration the goals and objectives listed in the Companies Law, and include reference to specific issues listed in the Companies Law. Such issues include, among others (the "Compensation Policy Mandatory Criteria"): (i) the relevant person’s education, qualifications, professional experience and achievements; (ii) such person's position within the company, the scope of his responsibilities and previous compensation arrangements with the company; (iii) the proportionality of the employer cost of such person in relation to the employer cost of other employees of the company, and in particular, the average and median pay of other employees in the company, including contract workers, and the impact of the differences between such person's compensation and the other employees' compensation on the labor relations in the company; (iv) the authority, at the board of director's sole discretion, to lower any variable compensation components or set a maximum limit (cap) on the actual value of the non-cash variable components, when paid; and (v) in the event that the terms of engagement include any termination payments - the term of employment of the departing person, the company’s performance during that term, and the departing person’s contribution to the performance of the company.

In addition, the Companies Law provides that the following matters must be included in the compensation policy (the "Compensation Policy Mandatory Provisions"): (i) other than with respect to officers reporting to the chief executive officer, the award of variable components must be based on long term and measurable performance criteria (other than non-material variable components, which may be based on non-measurable criteria taking into account the relevant person's contribution to the performance of the company); (ii) the company must set a ratio between fixed and variable pay, set a cap on the payment of any cash variable compensation components as of the payment of such components, and set a cap on the maximum cash value all non-cash variable components as of their grant date; (iii) the compensation policy must include a provision requiring the relevant person to return to the company any compensation that was awarded on the basis of financial figures that were subsequently restated; (iv) equity based variable compensation components should have an appropriate minimum vesting periods, which should be linked to long term performance objectives; and (v) the company must set a clear limit on termination payments.

Pursuant to the Companies Law, any transaction with an office holder (except directors and the chief executive officer of the company) with respect to such office holder's compensation arrangements and terms of engagement, requires the approval of the compensation committee and the board of directors. Such transaction must be consistent with the provisions of the company's compensation policy, provided that the compensation committee and the board of directors may, under special circumstances, approve such transaction that is not in accordance with the company's compensation policy, if both of the following conditions are met: (i) the compensation committee and the board of directors discussed the transaction in light of the roles and objectives of the compensation committee and after taking into consideration the Compensation Policy Mandatory Criteria and including in such transaction the Compensation Policy Mandatory Provisions; and (ii) the company's shareholders approved the transaction, provided that in public companies the approval must satisfy the Majority Requirement. Notwithstanding the above, the compensation committee and the board of directors may, under special circumstances, approve such transaction even if the shareholders' meeting objected to its approval, provided that (i) both the compensation committee and the board of directors re-discussed the transactions and decided to approve it despite the shareholder's objection, based on detailed arguments, and (ii) the company is not a 'Public Pyramid Held Company'. For the purpose hereof, a "Public Pyramid Held Company" is a public company that is controlled by another public company (including companies that issued only debentures to the public), which is also controlled by another public company (including companies that issued only debentures to the public) that has a controlling shareholder.

Transactions between public companies (including companies that have issued only debentures to the public) and their chief executive officer, with respect to his or her compensation arrangement and terms of engagement, require the approval of the compensation committee, the board of directors and the shareholder's meeting, provided that the approval of the shareholders' meeting must satisfy the Majority Requirement. Notwithstanding the above, the compensation committee and the board of directors may, under special circumstances, approve such transaction with the chief executive officer even if the shareholders' meeting objected to its approval, provided that (i) both the compensation committee and the board of directors re-discussed the transactions and decided to approve it despite the shareholder's objection, based on detailed arguments, and (ii) the company is not a Public Pyramid Held Company. Such transaction with the chief executive officer must be consistent with the provisions of the company's compensation policy, provided that the compensation committee and the board of directors may, under special circumstances, approve such transaction that is not in accordance with the company's compensation policy, if both of the following conditions are met: (i) the compensation committee and the board of directors discussed the transaction in light of the roles and objectives of the compensation committee and after taking into consideration the Compensation Policy Mandatory Criteria and including in such transaction the Compensation Policy Mandatory Provisions; and (ii) the company's shareholders approved the transaction, provided that in public companies the approval must satisfy the Majority Requirement. In addition, the compensation committee may determine that such transaction with the CEO does not have to be approved by the shareholders of the company, provided that: (i) the chief executive officer is independent based on criteria set forth in the Companies Law; (ii) the compensation committee determined, based on detailed arguments, that bringing the transaction to the approval of the shareholders may compromise the chances of entering into the transaction; and (iii) the terms of the transaction are consistent with the provisions of the company's compensation policy. Under the Companies Law, non-material amendments of transactions relating to the compensation arrangement or terms of engagement of office holders (including the chief executive officer), require only the approval of the compensation committee.

With respect to transactions relating to the compensation arrangement and terms of engagements of directors in public companies (including companies that have issued only debentures to the public), the Companies Law provides that such transaction is subject to the approval of the compensation committee, the board of directors and the shareholders' meeting. Such transaction must be consistent with the provisions of the company's compensation policy, provided that the compensation committee and the board of directors may, under special circumstances, approve such transaction that is not in accordance with the company's compensation policy, if both of the following conditions are met: (i) the compensation committee and the board of directors discussed the transaction in light of the roles and objectives of the compensation committee and after taking into consideration the Compensation Policy Mandatory Criteria and including in such transaction the Compensation Policy Mandatory Provisions; and (ii) the company's shareholders approved the transaction, provided that in public companies the approval must satisfy the Majority Requirement.

Our compensation policy was approved by our shareholders in January 2017 and was further amended in March 2017 and February 2018.

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

Tender Offer. The Companies Law requires a purchaser to conduct a tender offer in order to purchase shares in publicly held companies, if as a result of the purchase the purchaser would hold 25% or more of the voting rights of a company in which no other shareholder holds 25% or more of the voting rights, or the purchaser would hold more than 45% of the voting rights of a company in which no other shareholder holds more than 45% of the voting rights. The tender offer must be extended to all shareholders, but the offeror is not required to purchase more than 5% of the company’s outstanding shares, regardless of how many shares are tendered by shareholders. The tender offer generally may be consummated only if (i) at least 5% of the voting rights in the company will be acquired by the offeror and (ii) the number of shares tendered in the offer (excluding shares held by the controlling shareholders, shareholders who have personal interest in the offer, shareholders who own 25% or more of the voting rights in the company, relatives or representatives of any of the above or the bidder and corporations under their control) exceeds the number of shares whose holders objected to the offer. The requirement to conduct a tender offer shall not apply to (i) the purchase of shares in a private placement, provided that such purchase was approved by the company’s shareholders for this purpose; (ii) a purchase from a holder of 25% or more of the voting rights of a company that results in a person becoming a holder of 25% or more of the voting rights of a company, and (iii) a purchase from the holder of more than 45% of the voting rights of a company that results in a person becoming a holder of more than 45% of the voting rights of a company.

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

Exculpation, Indemnification and Insurance of Directors and Officers

Our articles of association allow us to indemnify, exculpate and insure our office holders, which includes our directors, to the fullest extent permitted by the Companies Law (other than with respect to certain expenses in connection with administrative enforcement proceedings under the Israeli Securities Law), provided that procuring this insurance or providing this indemnification or exculpation is duly approved by the requisite corporate bodies (as described above under “Related Party Transactions—Compensation”).

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

Under the Companies Law, however, an Israeli company may only insure an office holder against a breach of duty of loyalty to the extent that the office holder acted in good faith and had reasonable grounds to assume that the action would not prejudice the company. In addition, an Israeli company may not indemnify, insure or exculpate an office holder against a breach of duty of care if committed intentionally or recklessly, or an action committed with the intent to derive an unlawful personal gain, or for a fine or forfeit levied against the office holder.

We have purchased liability insurance and entered into indemnification and exculpation agreements for the benefit of our office holders in accordance with the Companies Law and our articles of association.

The maximum indemnification amount set forth in such agreements is limited to the higher of (i) $50,000,000 and (ii) 25% of the Company's shareholders' equity set forth on the Company's most recent consolidated balance sheet at the time that the obligation to indemnify hereunder is incurred. Such maximum amount is in addition to any amount paid (if paid) under insurance and/or by a third-party pursuant to an indemnification arrangement. In the opinion of the SEC, indemnification of directors and office holders for liabilities arising under the Securities Act, however, is against public policy and therefore unenforceable.

We have obtained directors’ and officers’ liability insurance for the benefit of our office holders and intend to continue to maintain such coverage and pay all premiums thereunder to the fullest extent permitted by the Companies Law.

C.            MATERIAL CONTRACTS

Search Services Agreement with Microsoft

Our previous agreement with Microsoft Online Inc. (which we refer to as the Microsoft Agreement) had a term from January 1, 2015 until December 31, 2017. The Microsoft Agreement included desktop and tablet distribution with limited exclusivity in the United States, as well as mobile distribution. In October 2017, we entered into an agreement with Microsoft Ireland Operations Limited effective as of January 1, 2018 until December 31, 2020 (which we refer to as the Renewed Microsoft Agreement).

Registration Rights Undertaking in connection with ClientConnect Acquisition

Pursuant to the Registration Rights Undertaking, dated January 2, 2014, which we entered into with certain former shareholders of ClientConnect with respect to our ordinary shares issued to them in the ClientConnect Acquisition, we have the following general obligations:

•
Form F-3 Shelf Registration Rights. We were required to file a “shelf” registration statement on Form F-3, as soon as practicable following the filing of our 2013 annual report, to register the resale from time to time by the holders thereof whose resale of shares would otherwise be subject to volume limitations set forth in SEC Rule 144. The holders of an aggregate of approximately 46.2 million ordinary shares have requested to include such shares in such registration statement, including Ronen Shilo, Dror Erez, Benchmark Israel, Zack and Orli Rinat, Project Condor and Roy Gen. We undertook to use our commercially reasonable efforts to maintain the effectiveness of the registration statement until the earliest of (i) five years following effectiveness, (ii) the resale of all the shares covered thereby and (iii) with respect to any shareholder, the ability of such shareholder to sell all of its shares under SEC Rule 144 without any volume limitations. Accordingly, we filed a shelf registration statement on May 8, 2014, and it was declared effective on August 7, 2014. For a period of three years following the expiration of such registration statement, at the request of holders whose resale of shares would otherwise be subject to volume limitations under SEC Rule 144, we would be required to file additional shelf registration statements and maintain the effectiveness thereof until the disposition of all the shares covered thereby. Such shelf registration rights are limited to four requests during such three-year period.

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

Undertone Merger Agreement

On November 30, 2015, we entered into a Merger Agreement with IncrediTone Inc., our indirectly wholly owned subsidiary, Or Merger, Inc., which was wholly owned by IncrediTone, Interactive Holding Corp. (d/b/a Undertone), and Fortis Advisors LLC, as agent of the participating holders of Undertone, pursuant to which Or Merger, Inc. merged with and into Undertone on the same day, resulting in Undertone becoming a wholly owned subsidiary of IncrediTone.  We paid approximately $91 million in cash at the closing and retained $16 million as a holdback to cover potential claims until May 2017.  We were also required to pay $3 million in installments over the period ended  May 2017 and another $20 million, bearing interest, in November 2020.  The Merger Agreement contains customary representations, warranties, covenants and indemnification provisions. On August 2, 2016, we executed an amendment to the Merger Agreement, pursuant to which we paid $22 million and eliminated approximately $36 million of obligations.

Undertone Secured Credit Agreement

On November 30, 2015, concurrently with the closing of the Undertone Merger Agreement, Undertone entered into a new secured credit agreement with its existing lenders for $50.0 million, due in quarterly installments from March 2016 to November 2019.  The credit agreement is not guaranteed by Perion, but it is secured by a pledge on Perion’s indemnification rights under the Undertone Merger Agreement.

On March 4, 2016, Undertone entered into an amendment to the secured credit agreement. The amendment to the credit agreement adds a $10.0 million revolving loan facility (which includes a $3.0 million swing line loan commitment and a $3.0 million letter of credit commitment). Additionally, the amendment postpones the commencement date of a few of Undertone’s undertaking and covenants and increases Undertone’s ability to invest in some of its subsidiaries. On May 8, 2016, Undertone entered into a second amendment to the secured credit agreement further postponing the commencement of some of Undertone’s undertakings. Furthermore, on October 7, 2016, Undertone entered into a third amendment reducing the revolving loan facility amount to $2.5 million and amending financial covenants. In March 2018, Undertone entered into a fourth amendment adjusting the financial covenants and providing for a waiver of the financial covenant defaults of the quarter ending December 31, 2017. As of December 31, 2017, the balance of the loan is $32.3 million, out of which $27.7 million classified as long term debt and $4.3 million as current maturities.

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

General Corporate Tax Structure in Israel

Taxable income of Israeli companies is generally subject to corporate tax at the rate of 24% for the 2017 tax year. Under an amendment to the Israeli Income Tax Ordinance, the corporate tax rate will decrease to 23% for 2018 and thereafter. However, the effective tax rate payable by a company that derives income from a Preferred Enterprise (as further discussed below) may be considerably lower.

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

Law for the Encouragement of Capital Investments, 1959

The Law for Encouragement of Capital Investments, 1959 (the “Investment Law”) provides tax benefits for income of Israeli companies meeting certain requirements and criteria. The Investment Law has undergone certain amendments and reforms in recent years.

The Israeli parliament enacted a reform to the Investment Law, effective January 2011. According to the reform, a flat rate tax applies to companies eligible for the “Preferred Enterprise” status. In order to be eligible for Preferred Enterprise status, a company must meet minimum requirements to establish that it contributes to the country’s economic growth and is a competitive factor for the Gross Domestic Product (a competitive enterprise).

We elected “Preferred Enterprise” status commencing in 2011.

Benefits granted to a Preferred Enterprise include reduced tax rates. In peripheral regions (Development Area A) the reduced tax rate was 9% in 2015 and 2016. Under an amendment to the Investment Law enacted in December 2016, the reduced tax rate was decreased to 7.5% starting from 2017 and thereafter. In other regions the tax rate was 16% in 2015, 2016 and 2017. Preferred Enterprises in peripheral regions will be eligible for grants from the Israeli Authority for Investments and Development of the Industry and Economy (the “Investment Center”), as well as the applicable reduced tax rates.

A distribution from a Preferred Enterprise out of the “Preferred Income” would be subject to 20% withholding tax for Israeli-resident individuals and non-Israeli residents (or a reduced rate under an applicable double tax treaty subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate). Upon a distribution of a dividend to an Israeli company, no withholding tax is remitted.

A distribution from income derived from Approved or Beneficiary Enterprise are subject, under certain conditions, to withholding at the rate of 15% or 20%. Nonetheless, a company electing to waive its Beneficiary Enterprise or Approved Enterprise status, which relate to tax incentive programs afforded under previous versions of the Investment Law, through June 30, 2015, will be entitled to distribute income generated by the Approved/Beneficiary Enterprise to its Israeli corporate shareholders exempt from withholding tax. A distribution from income exempt under Beneficiary Enterprise and Approved Enterprise programs will subject the exempt income to tax at the reduced corporate income tax rates pertaining to the Beneficiary Enterprise and Approved Enterprise programs upon distribution, or complete liquidation in the case of a Beneficiary Enterprise’s exempt income.

Pursuant to an amendment to the Investments Law which became effective on November 12, 2012 (“Amendment 69”), a company that elects by November 11, 2013 to pay a corporate tax rate as set forth in that amendment (rather than the regular corporate tax rate applicable to Approved Enterprise or Beneficiary Enterprise income) with respect to undistributed exempt income accumulated by the company up until December 31, 2011, will be entitled to distribute a dividend from such income without being required to pay additional corporate tax with respect to such dividend. A company that has so elected must make certain qualified investments in Israel over the five-year period commencing in 2013. A company that has elected to apply the amendment cannot withdraw from its election.

During 2013, we applied the provisions of Amendment 69 to all undistributed exempt profits accrued prior to 2011 by us and our Israeli subsidiary. Consequently, we paid NIS 6.3 million (approximately $1.8 million) corporate tax on exempt income of NIS 63.2 million (approximately $17.9 million). This income is available to be distributed as dividends in future years with no additional corporate tax liability. As a result, we are required to invest (and have already invested) NIS 4.7 million (approximately $1.2 million) in our industrial enterprises in Israel over a five year period. Such investment may be in the form of the acquisition of industrial assets (excluding real estate assets), investment in R&D in Israel, or payroll payments to new employees to be hired by the enterprise.

In December 2016, the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016, which includes Amendment 73 to the Law for the Encouragement of Capital Investments, was published. Amendment 73 prescribes special tax routes for technological enterprises as described below, and is in addition to the other existing tax beneficial programs under the Investment Law.

 Law for the Encouragement of Industry (Taxes), 1969

We believe that we currently qualify as an “Industrial Company” within the meaning of the Law for the Encouragement of Industry (Taxes), 1969, or the Industry Encouragement Law. The Industry Encouragement Law defines “Industrial Company” as a company resident of Israel which was incorporated in Israel, of which 90% or more of its income in any tax year, other than of income from defense loans, capital gains, interest and dividends, is derived from an “Industrial Enterprise” owned by it and located in Israel. An “Industrial Enterprise” is defined as an enterprise whose major activity in a given tax year is industrial production.

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

Taxation of our Shareholders

Taxation on Dividends to Israeli Resident Shareholders. Dividends paid to Israeli individuals, are subject to 25% withholding tax. With respect to an Israeli individual who is a “substantial shareholder” (which is someone who alone, or together with another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% in one or all of any of the means of control in the corporation) at the time of receiving the dividend or on any date in the preceding 12 months), the applicable withholding tax rate is 30%. However, dividends distributed from taxable income attributed to Preferred Enterprise to Israeli individuals are subject to withholding tax at the rate of 20%. If the dividend is attributable partly to income derived from a Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income.

Israeli resident corporations are generally exempt from Israeli corporate tax for dividends paid on shares of Israeli resident corporations

Capital Gains Taxes Applicable to Israeli Resident Shareholders. An individual is subject to a 25% tax rate on real capital gains derived from the sale of shares, as long as the individual is not a “substantial shareholder” in the company issuing the shares.

A substantial shareholder will be subject to tax at a rate of 30% in respect of real capital gains derived from the sale of shares issued by a company in which he or she is a substantial shareholder at the time of sale or at any time during the preceding 12 months period.

Israeli corporations are generally subject to the corporate tax rate (24% in 2017 and 23% commencing on January 1, 2018) on capital gains derived from the sale of shares.

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders. Shareholders that are not Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the sale, exchange or disposition of our ordinary shares, provided that (1) such shareholders did not acquire their shares prior to our initial public offering, (2) the shares are listed for trading on TASE and/or a foreign exchange, and (3) such gains did not derive from a permanent establishment of such shareholders in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemptions if Israeli residents (i) have a controlling interest of more than 25%  in such non-Israeli corporation, or (ii) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. In certain instances, where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

Under the U.S.-Israel Tax Treaty, the sale, exchange or disposition of our ordinary shares by a shareholder who is a U.S. resident (for purposes of the U.S.-Israel Tax Treaty) holding the ordinary shares as a capital asset is exempt from Israeli capital gains tax unless either (i) the shareholder holds, directly or indirectly, shares representing 10% or more of our voting capital during any part of the 12‑month period preceding such sale, exchange or disposition, or (ii) the capital gains arising from such sale are attributable to a permanent establishment of the shareholder located in Israel, or (iii) the seller, if an individual, has been present in Israel for 183 days or more than (in the aggregate), during the taxable year.

The purchaser of the securities, the stockbrokers who effected the transaction or the financial institution holding the traded securities through which payment to the seller is made are obligated to withhold Israeli tax at source from such payment. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale. Specifically, in transactions involving a sale of all of the shares of an Israeli resident company, in the form of a merger or otherwise, the ITA may require from shareholders who are not liable for Israeli tax to sign declarations in forms specified by this authority or obtain a specific exemption from the ITA to confirm their status as non-Israeli resident.

Taxation of Non-Israeli Shareholders on Receipt of Dividends. Non-residents of Israel are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, 30% for a substantial shareholder, or 20% if the dividend is distributed from income attributed to Preferred Enterprise, which tax will be withheld at source. Such rates may be reduced by the application of the provisions of applicable double tax treaties (subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate). If the dividend is attributable partly to income derived from a Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income.

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

Excess Tax. Individuals who are subject to tax in Israel, whether as an Israeli resident or a non-Israeli resident, are also subject to an additional tax on annual taxable income exceeding NIS 810,720 in 2016 and 640,000 in 2017 and thereafter (linked to the Israeli consumer price index) at a rate of 2% in 2016 and 3% in 2017 and thereafter, including, but not limited to, dividends, interest and capital gain, subject to the provisions of an applicable tax treaty.

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

The term “Non-U.S. Holder” means a beneficial owner of an ordinary share other than a partnership or other pass-through entity who is not a U.S. Holder. The tax consequences to a Non-U.S. Holder may differ substantially from the tax consequences to a U.S. Holder. Certain limited aspects of U.S. federal income tax considerations relevant to Non-U.S. Holders of an ordinary share are also discussed below.

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

We urge you to consult with your own tax advisor regarding the tax consequences of investing in the ordinary shares, including the effects of U.S. federal, state, local, foreign or other tax laws.

Distributions Paid on the Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” a U.S. Holder generally will be required to include in gross income as ordinary dividend income the amount of any distributions paid by us on the ordinary shares, including the amount of any non-U.S. income taxes withheld, to the extent that those distributions are paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Distributions in excess of our earnings and profits will be treated first as a non-taxable return of capital and will reduce the U.S. Holder’s tax basis in its ordinary shares to the extent thereof and, to the extent distributions exceed such tax basis, then will be treated as gain from a sale or exchange of those ordinary shares. Our dividends generally will not qualify for the dividends-received deduction applicable, in some cases, to U.S. corporations. Dividends paid in NIS, including the amount of any non-U.S. income taxes withheld, will be includible in the income of a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date they are included in income by the U.S. Holder, regardless of whether the payment in fact is converted into U.S. dollars. A U.S. holder that receives distributions paid in NIS (or any other foreign currency) and converts the NIS (or other foreign currency) into dollars after the date such distributions are included in income may have foreign exchange gain or loss based on any appreciation or depreciation in the value of the NIS (or other foreign currency) against the dollar, which will generally be U.S. source ordinary income or loss.

A non-corporate U.S. Holder’s “qualified dividend income” may be taxed at reduced rates (currently, a maximum rate of 20% applies). For this purpose, subject to the limitations discussed below, “qualified dividend income” generally includes dividends paid by a non-U.S. corporation if either:

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

In addition, a non-corporate U.S. Holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income tax rates. Dividends paid by a non-U.S. corporation will not be qualified dividend income and thus, not qualify for reduced rates, if  such corporation is, for the tax year in which the dividend is paid or the preceding tax year, a “passive foreign investment company” for U.S. federal income tax purposes.

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

Disposition of Ordinary Shares

Upon the sale or other disposition of ordinary shares (other than with respect to certain non-recognition transactions), subject to the discussion below under “Passive Foreign Investment Company Considerations,” a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the disposition and the holder’s adjusted tax basis in the ordinary shares. Gain or loss upon the disposition of the ordinary shares will be treated as long-term if, at the time of the sale or disposition, the ordinary shares were held for more than one year. Long-term capital gains realized by non-corporate U.S. Holders generally are subject to reduced rates of tax (currently, a maximum rate of 20% applies). The deductibility of capital losses by a U.S. Holder is subject to limitations.

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

Net Investment Income Tax

Non-corporate U.S. Holders may be subject to an additional 3.8% surtax on all or a portion of the “net investment income,” which generally may include dividends on, or capital gains recognized from the disposition of, our ordinary shares. U.S. Holders are urged to consult their own tax advisors regarding the applicability of the net investment income tax to their investment in our shares.

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

If we were classified as a PFIC, a U.S. Holder could be subject to increased tax liability upon the sale or other disposition of ordinary shares or upon the receipt of amounts treated as “excess distributions.” Under these rules, the excess distribution and any gain from the sale or disposition would be allocated ratably over the U.S. Holder’s holding period for the ordinary shares, and the amount allocated to the current taxable year and any taxable years prior to the first taxable year in which we were a PFIC would be taxed as ordinary income. The amount allocated to each of the prior taxable years in which we were a PFIC would be subject to tax at the highest marginal rate in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed on the resulting tax allocated to such prior taxable years. The tax liability with respect to the amount allocated to taxable years prior to the year of the disposition, or “excess distribution,” cannot be offset by any net operating losses. In addition, holders of stock in a PFIC may not receive a “step-up” in basis on shares acquired from a decedent. U.S. Holders who hold ordinary shares during a period when we are a PFIC will be subject to the foregoing rules even if we cease to be a PFIC. Unless otherwise provided by the IRS, if a non-U.S. corporation is a PFIC, a U.S. Holder generally is required to file an annual informational return with the IRS.

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

Based on our income, assets, activities and market capitalization, we do not believe that we were a PFIC for the taxable year ended December 31, 2017 for U.S. federal income tax purposes. Our belief that we were not a PFIC for the 2017 taxable year is based on our estimate of the fair market value of our assets, including our intangible assets and goodwill, which are reflected in our financial statements under U.S. GAAP. In calculating the value of our assets, we value our total assets, in part, based on our total market capitalization. We believe this valuation approach is reasonable. However, there can be no assurances that the IRS could not successfully challenge our valuations or methods, which could result in our classification as a PFIC. While we intend to manage our business so as to avoid PFIC status, to the extent consistent with our other business goals, we cannot predict whether our business plans will allow us to avoid PFIC status or whether our business plans will change in a manner that affects our PFIC status determination. In addition, because the market price of our ordinary shares is likely to fluctuate and because that market price may affect the determination of whether we will be considered a PFIC, we cannot be certain that we will not be a PFIC in 2018 or become a PFIC in any other future taxable year.

The rules applicable to owning shares of a PFIC are complex, and each prospective purchaser who would be a U.S. Holder should consult with its own tax advisor regarding the consequences of investing in a PFIC.

Tax Consequences for Non-U.S. Holders of Ordinary Shares

Except as described in “Information Reporting and Backup Withholding” below, a Non-U.S. Holder of our ordinary shares will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, our ordinary shares, unless, in the case of U.S. federal income taxes:

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

Information Reporting and Backup Withholding

U.S. Holders generally are subject to information reporting requirements with respect to dividends on, or proceeds from the disposition of, our ordinary shares. In addition, a U.S. Holder may be subject, under certain circumstances, to backup withholding with respect to dividends paid on, or proceeds from the disposition of, our ordinary shares unless the U.S. Holder provides proof of an applicable exemption or correct taxpayer identification number, and otherwise complies with the applicable requirements of the backup withholding rules. A U.S. Holder of our ordinary shares who provides an incorrect taxpayer identification number may be subject to penalties imposed by the IRS. Amounts withheld under the backup withholding rules are not an additional tax and may be refunded or credited against the U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Non-U.S. Holders generally are not subject to information reporting or backup withholding, provided that the Non-U.S. Holder provides a taxpayer identification number, certifies to its foreign status, or establishes another exemption to the information reporting or backup withholding requirements.

Certain U.S. Holders (and to the extent provided in IRS guidance, certain Non-U.S. Holders) who hold interests in “specified foreign financial assets” (as defined in Section 6038D of the Code) are generally required to file an IRS Form 8938 as part of their U.S. federal income tax returns to report their ownership of such specified foreign financials assets, which may include our common shares, if the total value of those assets exceed certain thresholds. Substantial penalties may apply to any failure to timely file IRS Form 8938. In addition, in the event a holder that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed. Holders should consult their own tax advisors regarding their tax reporting obligations.

F.            DIVIDENDS AND PAYING AGENTS

Not applicable.

G.            STATEMENT BY EXPERTS

Not applicable.

H.            DOCUMENTS ON DISPLAY

You may request a copy of our U.S. SEC filings, at no cost, by writing or calling us at Perion Network Ltd., 26 HaRokmim Street, Holon 5885849, Israel, Attention: Maoz Sigron, Telephone: +972-73-3981000. A copy of each report submitted in accordance with applicable U.S. law is available for public review at our principal executive offices. In addition, our filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public from the SEC’s website at www.sec.gov.

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

ITEM 11.        QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Exchange Rate Risk. A portion of our revenues and expenses are denominated in foreign currencies. As a result, numerous balances are denominated or linked to these currencies. Foreign currency related fluctuations resulted in $2.7 million net losses in 2015, $0.8 million net losses in 2016 and $0.2 million net gains in 2017, respectively. These gains are included in financial expenses, net, as presented in our statements of income.

As of December 31, 2017, balance sheet financial items in U.S. dollars, our functional currency, and those currencies other than the U.S. dollars were as follows:

	U.S. dollars	NIS	Other Currencies	Total
	In thousands of U.S. dollars
Current assets	99,702	6,770	7,782	114,254
Long-term assets	6,511	252	495	5,672
Current liabilities	(67,490)	(6,546)	(7,258)	(81,294)
Long-term liabilities	(39,701)	(16,302)	(70)	(54,487)
Total	(978)	(15,826)	949	(15,854)

The fair value of the outstanding derivative instruments and the notional amount of the designed and not designed as hedging as of December 31, 2017 were as follows:

	Notional Amount	Fair Value
	In thousands of U.S. dollars
Cross currency SWAP	24,832	3,346
Zero-cost collar contracts to hedge payroll expenses	577	65

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

A significant portion of our costs, including salaries and office expenses are incurred in NIS. Inflation in Israel may have the effect of increasing the U.S. dollar cost of our operations in Israel. If the U.S. dollar declines in value in relation to the New Israeli Shekel, it will become more expensive for us to fund our operations in Israel. A revaluation of 1% of the New Israeli Shekel will affect our income before tax by approximately 10%. The exchange rate of the U.S. dollar to the New Israeli Shekel, based on exchange rates published by the Bank of Israel, was as follows:

	Year Ended December 31,
	2015	2016	2017
Average rate for period	3.884	3.840	3.599
Rate at year-end	3.902	3.845	3.467

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

Our interim chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures as of December 31, 2017, have  concluded that, as of such date, our disclosure controls and procedures were effective and ensured that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our interim chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

(b)	Management annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. and has assessed the effectiveness of our internal control over financial reporting as of December 31, 2017. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control – Integrated Framework” (2013 framework). Our management has concluded, based on its assessment, that our internal control over financial reporting was effective as of December 31, 2017.

(c)	Attestation Report of the Registered Public Accounting Firm

Kost Forer Gabbay & Kasierer, an independent registered accounting firm and a member firm of Ernst & Young, has issued an attestation report on the effectiveness of our internal control over financial reporting, as stated in their report included herein. See “Report of Independent Registered Public Accounting Firm” on page F-3.

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

Our board of directors has determined that Ms. Sarit Firon, who is an independent director (as defined in the NASDAQ Listing Rules) and serves on our audit committee, qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F.

ITEM 16B.	CODE OF ETHICS

Our board of directors has adopted a code of conduct (which was amended in March 2016) applicable to all of our directors, officers and employees as required by the NASDAQ Listing Rules, which also complies with the definition of a “code of ethics” set out in Section 406(c) of the Sarbanes-Oxley Act of 2002. A copy of the code of ethics can be found on our website at: http://www.perion.com/governance-documents. We granted no waivers under our Code of Ethics in 2017.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees for the professional services rendered by our independent accountants Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, for each of the last two fiscal years were as follows (in thousands):

	2016	2017
Audit Fees	$663	$707
Tax Fees	183	111
Audit Related fees	120	53

Total	$966	$871

Audit fees include fees for professional services rendered by our principal accountant in connection with the annual audit, review of quarterly consolidated financial data, internationally required statutory audits, consents and assistance with review of documents filed with the SEC.

Audit-related fees principally include assistance with audit services and consultations.

Tax fees include services related to tax compliance and claims for refunds, tax planning and advice, including assistance with tax audits and appeals, advice related to mergers and acquisitions and assistance with respect to requests for rulings from tax authorities.

All other fees principally include advisory services.

Our audit committee provides assistance to our board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by pre-approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal control over financial reporting. Our audit committee also oversees the audit efforts of our independent accountants and takes those actions that it deems necessary to satisfy itself that the accountants are independent of management. Our audit committee has authorized all auditing and non-auditing services provided by our independent accountants during 2016 and 2017 and the fees paid for such services.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

We are a foreign private issuer whose ordinary shares are listed on the NASDAQ Global Select Market. As such, we are required to comply with U.S. federal securities laws, including the Sarbanes-Oxley Act, and the NASDAQ Listing Rules, including the NASDAQ corporate governance requirements. The NASDAQ Listing Rules provide that foreign private issuers may follow home country practice in lieu of certain qualitative listing requirements subject to certain exceptions and except to the extent that such exemptions would be contrary to U.S. federal securities laws, so long as the foreign private issuer discloses that it does not follow such listing requirement and describes the home country practice followed in its reports filed with the SEC. Below is a concise summary of the significant ways in which our corporate governance practices differ from the corporate governance requirements of NASDAQ applicable to domestic U.S. listed companies:

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

Executive Sessions. While the NASDAQ Listing Rules require that “independent directors,” as defined in the NASDAQ Listing Rules, must have regularly scheduled meetings at which only “independent directors” are present. Israeli law does not require, nor do our independent directors necessarily conduct, regularly scheduled meetings at which only they are present.

Approval of Related Party Transactions. Although the NASDAQ Listing Rules require the approval of the audit committee or another independent body of a Company’s board of directors for all “related party transactions” required to be disclosed pursuant to Item 7.B. of Form 20-F, we follow the provisions of the Israeli Companies Law. Specifically, that all related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transactions, set forth in sections 268 to 275 of the Israeli Companies Law, and the regulations promulgated thereunder, which allow for the approval of certain related party transactions, which are immaterial, in the normal course of business and on market terms, by the board of directors. Other specified transactions can require audit committee approval and shareholder approval, as well as board approval. See also “Item 10.B Memorandum and Articles of Association — Approval of Related Party Transactions” for the definition and procedures for the approval of related party transactions.

Compensation Committee. The NASDAQ Listing Rules require a listed company to have a compensation committee composed entirely of independent directors that operates pursuant to a written charter addressing its purpose, responsibilities and membership qualifications and may receive counseling from independent consultants, after evaluating their independence. We have a compensation committee whose purpose, responsibilities and membership qualifications are governed by the Israeli Companies Law, as described under Item 6.C “Board Practices—Committees of the Board of Directors—Compensation Committee.” There are no specific independence evaluation requirements for outside consultants.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The following financial statements and related auditors’ report are filed as part of this annual report:

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF PERION NETWORK LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Perion Network Ltd. and subsidiaries ("the Company") as of December 31, 2017 and 2016, the related consolidated statements of income (operations), comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2017 and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 27, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

We have served as the Company‘s auditor since 2004.
Tel-Aviv, Israel
March 27, 2018

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF PERION NETWORK LTD.

Opinion on Internal Control over Financial Reporting

We have audited Perion Network Ltd. and subsidiaries' ("the Company") internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2017 and 2016, the related consolidated statements of income (operations), comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes, and our report dated March 27, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

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

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

Tel-Aviv, Israel
March 27, 2018

PERION NETWORK LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

	December 31,
	2016	2017
Assets
Current Assets:
Cash and cash equivalents	$23,962	$31,567
Short-term bank deposits	8,414	5,913
Accounts receivable (net of allowance of $789 and $609 at December 31, 2016 and 2017, respectively)	71,346	62,830
Prepaid expenses and other current assets	10,036	13,955
Total Current Assets	113,758	114,265

Property and equipment, net	14,205	17,476
Intangible assets, net	44,018	11,309
Goodwill	190,737	125,051
Deferred taxes	4,117	4,798
Other assets	1,617	1,128
Total Assets	$368,452	$274,027
Liabilities and Shareholders' Equity
Current Liabilities:
Accounts payable	$38,293	$39,180
Accrued expenses and other liabilities	17,466	17,784
Short-term loans and current maturities of long-term and convertible debt	17,944	13,989
Deferred revenues	5,354	5,271
Payment obligation related to acquisitions	7,653	5,146
Total Current Liabilities	86,710	81,370
Long-Term Liabilities:
Long-term debt, net of current maturities	37,928	30,026
Convertible debt, net of current maturities	21,862	16,693
Deferred taxes	8,087	-
Other long-term liabilities	5,721	7,606
Total Liabilities	160,308	135,695
Commitments and Contingencies
Shareholders' Equity:
Ordinary shares of ILS 0.01 par value - Authorized: 120,000,000 shares; Issued: 77,569,088 and 77,896,088 shares at December 31, 2016 and 2017, respectively; Outstanding: 77,223,069 and 77,550,069 shares at December 31, 2016 and 2017, respectively	210	211
Additional paid-in capital	234,831	236,975
Treasury shares at cost (346,019 shares at December 31, 2016 and 2017)	(1,002)	(1,002)
Accumulated other comprehensive income (loss)	(265)	532
Accumulated deficit	(25,630)	(98,384)
Total Shareholders' Equity	208,144	138,332
Total Liabilities and Shareholders' Equity	$368,452	$274,027

The accompanying notes are an integral part of the consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2015	2016		2017
Revenues:
Search and other	$188,897	$172,683		$139,505
Advertising	32,053	140,111		134,481
Total Revenues	220,950	312,794		273,986

Costs and Expenses:
Cost of revenues	7,877	25,924		24,659
Customer acquisition costs and media buy	91,194	140,210		130,885
Research and development	21,692	25,221		17,189
Selling and marketing	22,886	54,559		52,742
General and administrative	31,064	28,827		21,911
Depreciation and amortization	11,422	25,977		16,591
Impairment, net of change in fair value of contingent consideration	72,785	-		85,667
Restructuring charges	1,052	728		-
Total Costs and Expenses	259,972	301,446		349,644

Income (Loss) from Operations	(39,022)	11,348		(75,658)
Financial expenses, net	1,939	8,288		5,922

Income (Loss) before Taxes on Income	(40,961)	3,060		(81,580)
Taxes on income (benefit)	697	212		(8,826)

Net Income (Loss) from Continuing Operations	(41,658)	2,848		(72,754)
Net loss from discontinued operations	26,999	2,647		-

Net Income (Loss)	$(68,657)	$201		$(72,754)

Net Earnings (Loss) per Share - Basic:
Continuing operations	$(0.58)	$0.04		$(0.94)
Discontinued operations	$(0.38)	$(0.04)		$-
Net income (Loss)	$(0.96)	$0.00	*)	$(0.94)

Net Earnings (Loss) per Share – Diluted:
Continuing operations	$(0.58)	$0.04		$(0.94)
Discontinued operations	$(0.38)	$(0.04)		$-
Net income (Loss)	$(0.96)	$0.00	*)	$(0.94)

Weighted average number of shares – Basic:
Continuing and Discontinued operations	71,300,432	76,560,454		77,549,171

Weighted average number of shares – Diluted:
Continuing and Discontinued operations	71,300,432	76,673,803		77,549,171

*) Less than $0.01

The accompanying notes are an integral part of the consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

U.S. dollars in thousands

	Year ended December 31,
	2015	2016	2017

Net income (loss)	$(68,657)	$201	$(72,754)

Other comprehensive income (loss):
Change in foreign currency translation adjustment	(822)	521	717
Cash Flow Hedge:
Unrealized gain (loss) from cash flow hedges	206	175	605
Less: reclassification adjustment for net gain (loss) included in net income (loss)	(178)	(167)	(525)

Net change	28	8	80

Other comprehensive income (loss)	(794)	529	797

Comprehensive Income (loss)	$(69,451)	$730	$(71,957)

The accompanying notes are an integral part of the consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

	Common stock		Additional paid-in capital	Accumulated Other Comprehensive income (loss)	Retained earnings (Accumulated deficit)	Treasury shares	Total shareholders’ equity
	Number of Shares	$	$	$	$	$	$

Balance as of December 31, 2014	69,202,431	189	203,984	-	42,826	(1,002)	245,997

Issuance of shares related to acquisitions	1,798,837	5	5,574	-	-	-	5,579
Issuance of shares in private placement, net of issuance cost of $105	4,436,898	11	10,009	-	-	-	10,020
Stock-based compensation	-	-	7,679	-	-	-	7,679
Exercise of stock option and vesting of restricted stock units	373,321	1	12	-	-	-	13
Other comprehensive loss	-	-	-	(794)	-	-	(794)
Net loss	-	-	-	-	(68,657)	-	(68,657)

Balance as of December 31, 2015	75,811,487	206	227,258	(794)	(25,831)	(1,002)	199,837

Issuance of shares related to acquisitions	290,981	1	674	-	-	-	675
Issuance of shares related to price adjustment of private placement	782,981	2	(2)	-	-	-	-
Stock-based compensation	-	-	6,900	-	-	-	6,900
Exercise of stock option and vesting of restricted stock units	337,620	1	1	-	-	-	2
Other comprehensive income	-	-	-	529	-	-	529
Net income	-	-	-	-	201	-	201

Balance as of December 31, 2016	77,223,069	210	234,831	(265)	(25,630)	(1,002)	208,144

Stock-based compensation	-	-	2,144	-	-	-	2,144
Exercise of stock option and vesting of restricted stock units	327,000	1	-	-	-	-	1
Other comprehensive income		-	-	797	-	-	797
Net income	-	-	-	-	(72,754)	-	(72,754)

Balance as of December 31, 2017	77,550,069	211	236,975	532	(98,384)	(1,002)	138,332

The accompanying notes are an integral part of the consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2015	2016	2017
Operating activities:
Net income (loss)	$(68,657)	$201	$(72,754)
Loss from discontinued operations, net	(26,999)	(2,647)	-
Net income (loss) from continuing operations	(41,658)	2,848	(72,754)

Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	11,422	25,977	16,591
Impairment of intangible assets and goodwill	79,349	-	85,667
Restructuring costs related to impairment of property and equipment	124	254
Stock-based compensation expense	6,738	6,844	2,112
Issuance of ordinary shares related to employees' retention	63	-
Foreign currency translation	(347)	980	83
Accretion of payment obligation related to acquisition	311	320	43
Accrued interest, net	37	406	475
Deferred taxes, net	(8,973)	(3,268)	(8,877)
Accrued severance pay, net	238	214	801
Change in payment obligation related to acquisitions	(5,937)	983
Fair value revaluation - convertible debt	175	1,350	3,785
Loss from sale of property and equipment	17	149
Net changes in operating assets and liabilities:
Accounts receivable, net	3,362	(5,333)	8,888
Prepaid expenses and other current assets	(3,402)	8,613	(3,241)
Accounts payable	(3,725)	(1,702)	1,106
Accrued expenses and other liabilities	(13,250)	(2,486)	1,429
Deferred revenues	(772)	(2,365)	(95)
Net cash provided by continuing operating activities	23,772	33,784	36,013
Net cash used in discontinued operating activities	(6,203)	(3,329)	-
Net cash provided by operating activities	$17,569	$30,455	$36,013

Investing activities:
Purchases of property and equipment	$(2,029)	$(1,504)	$(1,606)
Proceeds from sale of property and equipment	24	151	10
Capitalization of development costs	(4,005)	(4,591)	(5,756)
Change in restricted cash, net	50	647	-
Short-term deposits, net	(27,442)	34,028	2,501
Cash paid for acquisition, net of cash acquired	(87,044)	-	-
Net cash provided by (used in) continuing investing activities	(120,446)	28,731	(4,851)
Net cash provided by discontinued investing activities	-	-	-
Net cash provided by (used in) investing activities	$(120,446)	$28,731	$(4,851)

Financing activities:
Issuance of shares in private placement, net	$10,020	$-	$-
Exercise of stock options and restricted share units	13	2	1
Payments made in connection with acquisition	(1,534)	(29,537)	(2,551)
Proceeds from short-term loans	13,000	40,000	-
Proceeds from long-term loans			5,000
Repayment of short-term loans	-	(46,000)	(7,000)
Repayment of convertible debt	-	(7,620)	(7,901)
Repayment of long-term loans	(2,300)	(9,452)	(11,389)
Net cash provided by (used in) continuing financing activities	$19,199	$(52,607)	$(23,840)

Effect of exchange rate changes on cash and cash equivalents	14	(136)	283

Net increase (decrease) in cash and cash equivalents	$(77,461)	$9,772	$7,605
Decrease in cash and cash equivalents - discontinued activities	(6,203)	(3,329)	-
Cash and cash equivalents at beginning of year	101,183	17,519	23,962
Cash and cash equivalents at end of year	$17,519	$23,962	$31,567

The accompanying notes are an integral part of the consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31
	2015	2016	2017
Supplemental Disclosure of Cash Flow Activities:

Cash paid during the year for:
Income taxes	$21,340	$3,976	$8,391
Interest	$2,260	$5,678	$4,619

Non-cash investing and financing activities:
Issuance of shares in connection with acquisitions	$5,579	$673	$-
Issuance of shares in private placement	$-	$2	$-
Stock-based compensation capitalized as part of capitalization of software development costs	$187	$14	$31
Purchase of property and equipment on credit	$312	$322	$-

The accompanying notes are an integral part of the consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:          GENERAL

a.
Perion Network Ltd. ("Perion") and its wholly-owned subsidiaries (collectively referred to as the "Company"), is a global technology company that delivers advertising solutions to brands and publishers. Perion is committed to providing data-driven execution, from high-impact ad formats to branded search and a unified social and mobile programmatic platform.

b.
On February 10, 2015, the Company completed the acquisition of Make Me Reach SAS ("MMR") and on November 30, 2015, completed the acquisition of Interactive Holding Corp and its subsidiaries (collectively referred to as "Undertone").

c.
In March 2016, the Company decided to discontinue the operations of the mobile self-serve side of the business and sale the mobile engagement business. Certain parts of the mobile marketing platform were redeployed so that it no longer functions as an independent business. In August 2016, the Company completed the sale of mobile engagement business. Accordingly, the statements of income and statements of cash flows, related to the mobile self-serve and mobile engage operations are classified as discontinued operations for all periods presented.

NOTE 2:          SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

The consolidated financial statements include the accounts of Perion and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated.

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. Generally Accepted Accounting Principles (“GAAP”) requires management to make estimates, judgments and assumptions that affect the amounts reported and disclosed in the financial statements and the accompanying notes. Actual results could differ materially from those estimates. On an ongoing basis, the Company's management evaluates its estimates, including those related to sales allowances and allowance for doubtful debts, fair value of intangible assets and goodwill, useful lives of intangible assets, fair value of stock-based awards, realizability of deferred tax assets, tax uncertainties, and contingent liabilities, among others. Such estimates are based on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of the Company’s assets and liabilities.

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

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

Management believes that the USD is the currency of the primary economic environment in which the Company operates. The financial statements of other subsidiaries, whose functional currency is determined to be their local currency, have been translated into USD. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statement of operations amounts have been translated using the average exchange rate for each applicable quarter. The resulting translation adjustments are reported as an accumulated other comprehensive income (loss) component of shareholders' equity.

          Cash and cash equivalents and short-term deposits

The Company considers all short-term, highly liquid and unrestricted cash balances, with stated maturities of three months or less from date of purchase, as cash equivalents. Short-term deposits are bank deposits with maturities of more than three months but less than one year. The short-term deposits as of December 31, 2016 and 2017 are denominated primarily in USD and bear interest at an average annual rate of 1.12% and 1.59%, respectively.

Restricted cash

Restricted cash is comprised primarily of security deposits that are held to secure the Company’s hedging activity, lease obligations and certain letters of credit associated with lease obligations. Restricted cash in the amount of $1,184 and $1,188, as of December 31, 2016 and 2017, respectively, are included under prepaid expenses and other current assets.

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

In 2017, the Company recorded impairment charges of $19,981, respectively, with respect to intangible assets subject to amortization. No such impairment charges were recorded in 2016. In 2015, the Company wrote off $8,471 of intangible assets (see Note 6).

Goodwill

Goodwill reflects the excess of the purchase price of business acquired over the fair value of net assets acquired. Goodwill is not amortized but instead is tested for impairment, in accordance with ASC 350, “Intangibles – Goodwill and Other”, at the reporting unit level, at least annually at December 31 each year, or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. Any excess of the carrying amount of the reporting unit over its fair value is recognized as an impairment loss, and the carrying value of goodwill is written down to fair value.

The Company determined that certain indicators of potential impairment existed during 2017, which triggered goodwill impairment analysis for its reporting units. These indicators included a decrease in the Company’s share price and a miss of the targeted budget due to lower sales, higher media buy as a percentage of revenues. We expect traffic acquisition costs (TAC) as a percent of revenues to increase in 2018 and beyond as industry budgets shift toward automated channels. This trend is driven by higher TAC expectations related to increased revenues in programmatic and the effect of header bidding and Chrome ad blocker.

Based on the goodwill assessment for the Undertone reporting unit in 2017, the Company determined that the carrying amount of the Undertone reporting unit exceeds its fair value and recorded an impairment charge of $65,686 to its Goodwill.  No such impairment charges were recorded in 2016. In 2015, the Company recorded a goodwill impairment charge of $87,043 in connection with its Search monetization reporting unit and Grow mobile reporting unit (discontinued operation).

The majority of the inputs used in the discounted cash flow model to determine the fair value of the reporting units are unobservable and thus are considered to be Level 3 inputs.

Intangible assets that are not considered to have an indefinite useful life are amortized over their estimated useful lives. The Customer Relationship, technology and trade name are amortized over their estimated useful lives in proportion to the economic benefits realized. This accounting policy results in accelerated amortization of such intangible assets as compared to the straight-line method.

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

Cost of revenues

Cost of revenues consists primarily of expenses associated with the operation of the Company’s data centers, including depreciation, labor, energy and bandwidth costs, as well as content acquisition costs, and customer support. The direct cost relating to search revenues is immaterial.

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

Capitalized software development costs, net of accumulated amortization, of $4,393 and $9,195 are included in property and equipment in the consolidated balance sheets as of December 31, 2016 and 2017, respectively (see Note 5).

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

Severance expenses from continuing operations for the years ended December 31, 2015, 2016 and 2017 amounted to $2,310, $2,917 and $2,039, respectively. The balances of severance deposits and accrued severance pay are immaterial and included in other assets and other long-term liabilities on the accompanying balance sheets, respectively.

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

Total employer 401(k) contributions for the years ended December 31, 2015, 2016 and 2017 were $247, $1,018 and $2,765, respectively.

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

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

The weighted average number of ordinary shares related to the outstanding options, restricted shares, convertible debt and warrants excluded from the calculations of diluted net earnings per ordinary share, as these securities are anti-dilutive, was 14,179,439, 10,700,363 and 16,224,618 for the years ended December 31, 2015, 2016 and 2017, respectively.

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

The Company’s major customers are financially sound, and the Company believes low credit risk is associated with these customers. To date, the Company has not experienced any material bad debt losses. Total expenses for doubtful debts during 2015, 2016 and 2017 amounted to $104, $152 and $230, respectively.

Stock-based compensation

The Company accounts for stock-based compensation under ASC 718, "Compensation - Stock Compensation", which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees and directors. ASC 718 requires companies to estimate the fair value of equity-based awards on the date of grant, using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated statement of income. The Company estimates forfeitures to be estimated at the time of grant, and revised if necessary in subsequent periods, if actual forfeitures differ from those estimates.

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

The following table presents the various assumptions used to estimate the fair value of the Company's stock-based awards granted to employees and directors in the periods presented:

	Year ended December 31
	2015	2016	2017

Risk-free interest rate	0.17% - 1.76%	0.46% - 1.73%	0.81% - 2.08%
Expected volatility	43.49% - 50.31%	49.49% - 53.54%	52% - 56%
Early exercise factor	160% - 210%	150% - 200%	150% - 200%
Forfeiture rate post vesting	0% - 18%	5% - 20%	0% - 23%
Dividend yield	0%	0%	0%

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

Additionally, in order to mitigate the potential adverse impact of the fluctuations in the ILS-USD exchange rate in connection with the convertible debt (see Note 10), the Company has entered into a cross currency interest rate SWAP agreement (the “SWAP”) in order to hedge the future interest and principal payments, which are all denominated in ILS. However, since the convertible debt is measured at fair value at each reporting date, the SWAP does not qualify and was not designated as hedge under ASC 815. Therefore, gains or losses resulting from the change of the SWAP's fair value are recognized immediately as incurred in "financial expenses, net". The Company measured the fair value of these contracts in accordance with ASC 820, "Fair Value Measurement and Disclosures", and they were classified as level 2.

In order to limit the Company’s interest expenses derived from the secured credit agreement in which the Company entered concurrently with the closing of the Undertone acquisition (see Note 6), the Company has purchased a Cap Option for the interest amounts expected to be paid till June 2018. The cap option is designated as cash flow hedge under ASC 815.

The notional value of the Company’s derivative instruments as of December 31, 2016 and 2017, amounted to $72,569 and $51,504, respectively. Notional values in USD are translated and calculated based on the spot rates for options and swap. Gross notional amounts do not quantify risk or represent assets or liabilities of the Company; however, they are used in the calculation of settlements under the contracts.

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

In August 2016, the Company completed the sale of its Grow Mobile Engagement ("GME") business for a total consideration of $1,750, which was included in net loss from discontinued operations in the consolidated statement of income for the year ended December 31, 2016.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

The results of the discontinued operations, including prior periods' comparable results, which have been retroactively reclassified as a separate line items in the statements of income, are presented below:

	Year ended December 31,
	2015	2016*

Costs and expenses	7,444	5,192
Impairment of intangible assets and goodwill	19,555	-
Gain on disposal of the discontinued operations	-	(1,750)
Loss before taxes on income	(26,999)	(3,442)
Taxes on income	-	795
Total net loss on discontinued operations	$(26,999)	$(2,647)

Depreciation expenses from discontinued operations totaled $550 and $71 and $0, for the years ended December 31, 2015, 2016 and 2017, respectively.

* Represent the results of the discontinued operations until their disposal.

Reclassifications

Certain items of expense for the fiscal year of 2016 have been reclassified to conform to current year financial statement presentation.

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

The new standard further requires new disclosures about contracts with customers, including the significant judgments the company has made when applying the guidance.

As currently issued and amended, ASC 606 is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period, using either of two methods: (1) full retrospective application or (2) modified retrospective application. The Company will adopt the new standard effective January 1, 2018, using the modified retrospective transition method. The Company finalized its analysis and the adoption of this guidance will not have a material impact on its consolidated financial statements.

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

In March 2016, the FASB issued ASU 2016-09, Compensation - Stock Compensation (Topic 718), Improvements to Employee Share-Based Payment Accounting. The ASU simplifies several aspects of the accounting for share-based payment transaction, including the income tax consequences, classification of awards as either equity or liabilities and classification on the statement of cash flows. The Company adopted ASU 2016-09 on January 1, 2017, and= chose to continue to use the current method of estimating forfeitures each period rather than accounting for forfeitures as they occur. The adoption of the new standard had no material impact on the Company's consolidated financial statements.

In November 2016, the FASB issued Accounting Standards Update (ASU) 2016-18, Statement of Cash Flows: Restricted Cash, providing specific guidance on the cash flow classification and presentation of changes in restricted cash and restricted cash equivalents. Amounts generally described as restricted cash should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flow. The amendments in ASU 2016-18 are effective for fiscal years beginning after December 15, 2017, and interim periods therein. Early adoption is permitted, including adoption in an interim period. The standard requires application retrospective transition method.

In January 2017, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2017-04, “Intangibles—Goodwill and Other (Topic 350): - Simplifying the Test for Goodwill Impairment”, which eliminates the requirement to calculate the implied fair value of goodwill (i.e., Step 2 of the goodwill impairment test) for the purpose of measuring a goodwill impairment charge. Instead, an impairment charge shall be recognized based on the excess of a reporting unit’s carrying amount over its fair value. The standard shall be applied prospectively and is effective for annual and interim impairment tests performed in periods beginning after December 15, 2019, for public entities. Early adoption is permitted for annual and interim goodwill impairment testing dates after January 1, 2017. The Company adopted the new guidance on January 1, 2017 (refer also to Note 6).

In August 2017, the FASB issued ASU No. 2017-12 (Topic 815) Derivatives and Hedging — Targeted Improvements to Accounting for Hedging Activities, which expands an entity's ability to hedge financial and nonfinancial risk components and amends how companies assess effectiveness as well as changes the presentation and disclosure requirements. The new standard is to be applied on a modified retrospective basis and is effective for interim and annual periods beginning after December 15, 2018, with early adoption permitted. The Company is currently evaluating the impact of adoption on the Consolidated Financial Statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:	FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table present assets and liabilities measured at fair value on a recurring basis as of December 31, 2017:

	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets:
Derivative assets	$-	$3,486	$-	$3,486

Total financial assets	$-	$3,486	$-	$3,486

Liabilities:
Payment obligation in connection with acquisitions	$-	$-	$-	$-
Convertible bonds	25,353	-	-	25,353

Total financial liabilities	$25,353	$-	$-	$25,353

The following table present assets and liabilities measured at fair value on a recurring basis as of December 31, 2016:

	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets:
Derivative assets	$-	$1,117	$-	$1,117

Total financial assets	$-	$1,117	$-	$1,117

Liabilities:
Payment obligation in connection with acquisitions	$-	$-	$2,507	$2,507
Derivative liabilities	-	84	-	84
Convertible bonds	29,526	-	-	29,526

Total financial liabilities	$29,526	$84	$2,507	$32,117

The following table summarizes the changes in the Company’s liabilities measured at fair value using significant unobservable inputs (Level 3), during the year ended December 31, 2016 and 2017:

Total fair value as of January 1, 2016	$43,978

Accretion and interest of payment obligation related to acquisition	$1,303
Settlements	(7,537)
Change to payment obligation as a result of working capital adjustment	309
Amendment to the merger agreement	(35,546)

Total fair value as of December 31, 2016	$2,507

Accretion and interest of payment obligation related to acquisition	$44
Settlements	(2,551)

Total fair value as of December 31, 2017	$-

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:	ACQUISITIONS

a.	Interactive Holding Corp.

On November 30, 2015, The Company executed an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which the Company consummated, on the same date, the acquisition of 100% of the shares of Interactive Holding Corp., a Delaware corporation, and its subsidiaries (collectively referred to as "Undertone") for a total preliminary purchase price of $133,101, comprised of the following:
1.	$89,078 paid in cash on November 30, 2015;
2.	$1,182 paid in cash on January 29, 2016;
3.	$2,143 excess tax advances paid in 2016 upon refund from tax authorities (and additional amount of $551 was paid in 2017);
4.
$3,000 to be paid in installments until September 2017, for which a liability of $2,804 was recorded at fair value. In 2016, an amount of $1,000 was paid after which, the fair value of the remaining liability was $1,939 as of December 31, 2016, and the remaining amount, including accrued interest thereon of $83 was paid during 2017;

5.
$16,000 were retained as a holdback to cover potential claims until May 31, 2017, for which a liability of $14,391 was recorded at fair value ($14,129 at August 2, 2016), and an amount of $20,000, deferred consideration payment, bearing 10% annual interest, to be paid on November 2020, for which a liability of $22,005 was recorded at fair value $21,417 at August 2, 2016).

6.	Working capital adjustment in the amount of $1,498.

In addition to the purchase price detailed above, the Company incurred acquisition related costs totaling $4,804, which were included in general and administrative expenses. Acquisition related costs included banking, legal and accounting fees, as well as other external costs directly related to the acquisition.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

Intangible assets:

The fair value of intangible assets was based on the market participant approach to valuation, performed by a third-party valuation firm, using estimates and assumptions provided by management. The following table sets forth the components of intangible assets associated with the Undertone acquisition:

	Fair value	Estimated useful life

Acquired technology (1)	$19,500	5 years
Customer relationships (2)	30,000	6 years
Backlog (3)	4,200	less than 1 year
Tradename (4)	9,500	4 years

Total amount allocated to intangible assets	$63,200

(1)	Acquired technology represents the combined technology for delivering and administering Undertone’s attention-grabbing, full-page video advertisements and other advertising formats.

(2)	Customer relationships represent the existing relationships and agreements with Undertone’s brand advertisers.

(3)	Backlog represents customer insertion orders that are highly probable to be turned into revenues in the near future.

(4)	Tradename represents trade names and logos under which Undertone markets and sells its services.

b.	Make Me Reach SAS

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

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

The allocation of the purchase price to assets acquired and liabilities assumed was as follows:

Cash	$1,050
Accounts receivable	666
Prepaid expenses and other assets	86
Property and equipment	87
Accounts payable	(305)
Accrued expenses and other liabilities	(433)
Deferred revenues	(126)
Deferred tax liability	(1,159)
Intangible assets	3,454
Goodwill	7,452

Total purchase price	$10,772

The following table sets forth the components of intangible assets associated with the acquisition:

	Fair value	Estimated useful life

Acquired technology	$1,261	5 years
Customer relationship	395	5 years
Distribution channel	1,798	5 years

Total amount allocated to intangible assets	$3,454

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

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:	PROPERTY AND EQUIPMENT, NET

	December 31,
	2016	2017
Cost:
Computers and peripheral equipment	$9,607	$10,295
Office furniture and equipment	2,679	2,811
Leasehold improvements	7,142	7,779
Capitalized software	5,005	10,650

Total cost	24,433	31,535
Less: accumulated depreciation and amortization	(10,228)	(14,059)

Property and equipment, net	$14,205	$17,476

Depreciation and amortization from continued operations totaled $2,543, $4,003 and $3,567, for the years ended December 31, 2015, 2016 and 2017, respectively.

In connection with its 2015 restructuring plan, the Company recorded an impairment of $159 relating to disposal of certain office furniture and equipment (see Note 16) which are included in restructuring charges in the statement of income. In addition, in connection with its Growmobile platforms, the Company impaired software capitalized costs of $3,390, which are included as part of the loss from discontinued operations during 2015. No impairment was recognized during 2016 and 2017.

During 2017, the Company capitalized software development costs of $5,756 (including $31 of stock-based compensation). Amortization expense for the related capitalized internally developed software in 2017 totaled $843 and is included in Depreciation and amortization in the consolidated statements of income. During 2016, the Company capitalized software development costs of $4,591 (including $14 of stock-based compensation). Amortization expense for the related capitalized internally developed software in 2016 totaled $769 and is included in Net loss from discontinued operations in the accompanying consolidated statements of operations.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:	GOODWILL AND OTHER INTANGIBLE ASSETS, NET

a.	Goodwill

The changes in the net carrying amount of goodwill in 2016 and 2017 were as follows:

Balance as of January 1, 2016	$203,693

Acquisition of Undertone	(12,956)

Balance as of December 31, 2016	$190,737

Impairment on Undertone's goodwill	(65,686)

Balance as of December 31, 2017	$125,051

Goodwill has been recorded as a result of prior acquisitions and represents excess of the consideration over the net fair value of the assets of the businesses acquired. As of December 31, 2017, the Company has two reporting units – Search monetization and Undertone. The Company performs tests for impairment of goodwill at the reporting unit level at least annually, or more frequently if events or changes in circumstances occur that would more likely than not reduce the fair value of a reporting unit below its carrying value. During 2017, the Company determined that certain indicators of potential impairment existed with regards to its Undertone's reporting unit which required interim goodwill impairment analysis. These indicators included lower than expected revenues and cash flow and future performance expectations.

Accordingly, the Company compared the fair value of the Undertone reporting unit to its carrying value and determined that the carrying amount of the reporting unit exceeded its fair value. Judgments and assumptions related to revenue, operating income, future short-term and long-term growth rates, weighted average cost of capital, interest, capital expenditures, cash flows, and market conditions are inherent in developing the discounted cash flow model. The assumptions used were based on expected future cash flows and an estimated terminal value using a terminal year growth rate of 3% based on the growth prospects for the reporting unit. The Company used an applicable discount rate of 15.7%, which reflected the associated specific risks for the reporting unit’s future cash flows.  As a result, the Company recorded an impairment charge of $65,686 in 2017, classified as “Impairment charges” in the consolidated statements of income.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

b.	Intangible assets, net

The following is a summary of intangible assets as of December 31, 2017:

	December 31, 2016	Amortization	OCI	Impairment			December 31, 2017

Acquired technology	$30,674	$-	$163	-			$30,837
Accumulated amortization	(14,490)	(5,390)	(79)	-			(19,959)
Impairment	(956)	-	-	(7,793	) *	)	(8,749)
Acquired technology, net	15,228	(5,390)	84	(7,793)			2,129

Customer relationships	31,898	-	51	-			31,949
Accumulated amortization	(13,905)	(4,900)	(27)	-			(18,832)
Impairment	(91)	-	-	(10,335	) *	)	(10,426)
Customer relationships, net	17,902	(4,900)	24	(10,335)			2,691

Tradename and other	18,224	-	233	-			18,457
Accumulated amortization	(4,079)	(2,734)	(45)	-			(6,858)
Impairment	(3,257)	-	-	(1,853	) *	)	(5,110)
Tradename and other, net	10,888	(2,734)	188	(1,853)			6,489

Intangible assets, net	$44,018	$(13,024)	$296	$(19,981)			$11,309

*) Calculated based on the Income approach (discounted cash flow model), using a discount rate of 15.7%
The following is a summary of intangible assets as of December 31, 2016:

	December 31, 2015	Amortization	OCI	Impairment	December 31, 2016

Acquired technology	$30,715	$-	$(41)	-	$30,674
Accumulated amortization	(8,963)	(5,543)	16	-	(14,490)
Impairment	(956)	-	-	-	(956)
Acquired technology, net	20,796	(5,543)	(25)	-	15,228

Customer relationships	31,911	-	(13)	-	31,898
Accumulated amortization	(1,161)	(12,750)	6	-	(13,905)
Impairment	(91)	-	-	-	(91)
Customer relationships, net	30,659	(12,750)	(7)	-	17,902

Tradename and other	22,483	-	(59)	(4,200)	18,224
Accumulated amortization	(4,609)	(3,681)	11	4,200	(4,079)
Impairment	(3,257)	-	-	-	(3,257)
Tradename and other, net	14,617	(3,681)	(48)	-	10,888

Intangible assets, net	$66,072	$(21,974)	$(80)	$-	$44,018

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

The estimated useful life of the intangible assets are as follows:

Estimated useful life
Acquired technology	3-5 years
Customer relationships	4-5 years
Tradename and other	4-11 years

Amortization of intangible assets, net, in each of the succeeding five years and thereafter is estimated as follows:

2018	$4,823
2019	4,238
2020	1,262
2021	229
2022	240
Thereafter	517

$11,309

NOTE 7:	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2016	2017

Employees and payroll accruals	$7,668	$8,020
Government authorities	2,929	2,427
Professional services accruals	1,812	1,886
Other accruals	3,549	4,155
Other overhead related expenses	991	885
Hosting, software and web services accruals	433	411
Derivative liabilities	84	-

	$17,466	$17,784

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:         DERIVATIVES AND HEDGING ACTIVITES

The fair value of the Company’s outstanding derivative instruments is as follows:

		December 31,
	Balance sheet	2016	2017

Derivatives designated as hedging instruments:
Foreign exchange forward contracts and other derivatives	''Prepaid expenses and other current assets''	$125	$140
	''Accrued expenses and other liabilities''	84	-
	''Accumulated other comprehensive income''	36	116

Derivatives not designated as hedging instruments:
Foreign exchange forward contracts and other derivatives	''Prepaid expenses and other current assets''	20	$-

Cross currency SWAP	''Prepaid expenses and other current assets''	$973	$3,346

As of December 31, 2017, the Company estimates that $140 of the net derivative gains related to its cash flow hedges included in accumulated other comprehensive income will be reclassified into earnings within the next 12 months when the underlying hedged item impacts earnings.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

The net losses reclassified from accumulated other comprehensive loss to the operating expenses are as follows:

	Gain recognized in Statements of Comprehensive Income		Gain (loss) recognized in consolidated statements of Income
	Year ended December 31,	Statement of Income item	Year ended December 31,
	2017		2015	2016	2017
Derivatives designated as hedging instruments:
Foreign exchange options and forward contracts	$80	"Operating expenses"	$178	$167	$525

Derivatives not designated as hedging instruments:
Foreign exchange options and forward contracts		"Financial expenses"	(175)	(16)	132
SWAP		"Financial expenses"	225	608	2,373

Total	$80		$228	$759	$3,030

NOTE 9:	SHORT TERM AND LONG-TERM DEBT

1.
On May 17, 2012, the Company entered into loan agreements, with two Israeli Banks, pursuant to which the Company borrowed a total of $10,000. As of December 31, 2016, the Company fully repaid one of the loans, and the outstanding balance of $400 was fully repaid on April 2017.

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

According to the credit agreement, Undertone has the option for prepayment, which shall be applied to principal installments as specified by Undertone. In 2016, Undertone prepaid $5,000, which was applied to the final principal upon maturity. In May 2017, Undertone prepaid an additional $5,000, which was applied to the final principal upon maturity. In November 2017, Undertone opted to exercise its equity cure right to cure certain financial covenant defaults for the fiscal quarter ending September 30, 2017.  To this extent, Undertone paid $1,580 which was applied to subsequent amortization payments in the direct order of maturity. In connection with the exercise of this equity cure, Undertone paid an additional $264 which was applied to the amortization payment for December 31, 2017. As of December 31, 2017, the principal outstanding balance was $32,343.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

Under said credit facility, Undertone is required to maintain financial covenants as of the end of each fiscal quarter as set forth in the credit facility. The Company’s covenants obligations related to its secured credit agreement with respect to the fiscal quarter ending December 31, 2017 have been waived. On March 6, 2018, the Company entered into a fourth amendment to its secured credit agreement which provides for a waiver of the financial covenants of the quarter ending December 31, 2017, and provides covenants relief. The Amendment also provides for additional covenant relief for every $2,000 increment of voluntary prepayments on the term loan up to $4,000. The Amendment was conditioned upon an $8,000 prepayment of the term loan, which took place the same date.

The Company expects to meet its new covenants in accordance with the renegotiated terms in each of the fiscal quarters of 2018.

3.
On November 22, 2015, the Company borrowed $19,900 under a credit facility from an Israeli Bank. The credit facility was secured by a lien on the accounts receivable of ClientConnect Ltd., an Israeli subsidiary of Perion, from its current and future business clients and was guaranteed by Perion. In November 2016, the Company repaid the credit facility in full.

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

5.
On May 9, 2017, the Company secured $17.5 million under a new credit facility from an Israeli bank. $17.5 million includes $12.5M revolving credit line and $5M term loan. The $12.5M credit facility is secured, among other, by a lien on the accounts receivable of ClientConnect Ltd., an Israeli subsidiary, from its current and future business clients.  Both facilities are guaranteed by Perion. Out of the total credit facility, $5.0 million is a long-term loan bearing interest at LIBOR plus 5% per annum, to be repaid in 36 equal installments starting from June 30, 2017, and a $12.5 million revolving credit line bearing interest at LIBOR plus 3.5% per annum. As of December 31, 2017, the remaining balance of the loan was $4.1 million. The $12.5 million credit line is available until May 15, 2020 and is not utilized as of December 31, 2017.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

As of December 31, 2017, the aggregate principal annual maturities according to all of the above loan agreements were as follows:

Repayment amount

2018	$6,102
2019	29,714
2020	694

Total principal payments	36,510
Less: unamortized original issue discount	(842)

Present value of principal payments	35,668
Less: current portion	(5,642)

Long-term debt	$30,026

NOTE 10:	CONVERTIBLE DEBT

In September 2014, the Company completed a public offering in Israel of its Series L Convertible Bonds (the "Bonds"), with an aggregate par value of approximately ILS 143,500, out of which, as of December 31, 2017, approximately ILS 86,092 was outstanding, (approximately $24,832 as of December 31, 2017). The Bonds were issued at a purchase price equal to 96.5% of their par value and bear annual interest at a rate of 5%, payable semi-annually, subject to a possible increase up to 6% in the event and to the extent the Company’s debt rating is downgraded. The Bonds’ principal, denominated in ILS, is repayable in five equal annual instalments commenced on March 31, 2016.

The Bonds are convertible, at the election of each holder, into the Company’s ordinary shares at a conversion price of ILS 33.605 per share ($9.69 on December 31, 2017) from the date of issuance and until March 15, 2020. The ordinary shares issued upon conversion of the Bonds will be listed on the NASDAQ Stock Market (“Nasdaq”) and the Tel-Aviv Stock Exchange (“TASE”), to extent that the Company's ordinary shares are listed thereon at the time of conversion. The conversion price is subject to adjustment in the event that the Company effects a share split or reverse share split, rights offering or a distribution of bonus shares or a cash dividend.

The Company may redeem the Bonds upon delisting of the Bonds from the TASE, subject to certain conditions. In addition, the Company may redeem the Bonds or any part thereof at its discretion after December 1, 2014, subject to certain conditions.

The Company elected to apply the fair value option in accordance with ASC 825, “Financial Instruments”, to the Bonds and therefore all unrealized gains and losses are recognized in earnings. As of December 31, 2017, the fair value of the Bonds, based on their quoted price at the TASE and including accrued interest of $313, was $25,353.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

The changes of the long-term convertible debt in 2016 and 2017 were as follows:

Balance as of January 1, 2016	$35,926

Change in accrued interest	1,586
Change in fair value	1,350
Payment of interest	(1,716)
Payment of principal	(7,620)

Balance as of December 31, 2016*	$29,526

Change in accrued interest	1,344
Change in fair value	3,785
Payment of interest	(1,401)
Payment of principal	(7,901)

Balance as of December 31, 2017*	$25,353

* include accrued interest of $376 and $313 as of December 31, 2016 and 2017, respectively

In order to mitigate the potential adverse impact of the fluctuations in the ILS-USD exchange rate, the Company entered into a cross currency interest rate swap agreement (the “SWAP”) in order to hedge the future interest and principal payments of the Bonds, which are denominated in ILS.

As of December 31, 2017, the Company satisfies all of the financial covenants associated with both the Bonds and the SWAP.

As of December 31, 2017, the aggregate principal annual payments of the Bonds were as follows:

Repayment amount

2018	$8,277
2019	8,278
2020	8,277

$24,832

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

Furthermore, the Company leases motor vehicles for employees under operating lease agreements.

Aggregate minimum lease commitments under the aforesaid non-cancelable operating leases as of December 31, 2017, were as follows:
	Minimum lease payments	Minimum sublease rentals	Net future minimum lease commitment
2018	$6,348	$694	$5,654
2019	4,266	697	3,569
2020	3,434	627	2,807
2021	3,506	695	2,811
2022	2,522	540	1,982
Thereafter	4,383	430	3,953
	$24,459	$3,683	$20,776

Facilities leasing expenses from continued operations in the years 2015, 2016 and 2017 were $1,710, $5,419, and $4,118 respectively. Car leases expenses from continued operations in the years 2015, 2016 and 2017 were $1,046, $790 and $493, respectively. Sublease income amounted to $595, $703 and $1,076 in the years 2015, 2016 and 2017, respectively.

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

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

c.             Legal Matters

On December 22, 2015, Adtile filed a lawsuit against Perion and Intercept Interactive Inc. (“Intercept”), a subsidiary of Interactive Holding Corp., in the United States District Court for the District of Delaware. The lawsuit alleges various causes of action against Perion and Intercept, related to Intercept’s alleged unauthorized use and misappropriation of Adtile’s proprietary information and trade secrets. On February 3, 2016, Adtile Technologies Inc. filed a motion for preliminary injunction to, inter alia, prevent Undertone from creating or selling motion-activated advertisements. On June 23, 2016, the court denied Adtile’s motion for a preliminary injunction. On June 24, 2016, the court (i) granted Perion’s motion to dismiss and (ii) granted Undertone’s motion to stay the action and compel arbitration. As of the date of this filing, Adtile’s had not commented an arbitration proceeding and the court closed the case for administrative purposes. The Company is unable to predict the outcome or range of possible loss at this stage, believes it has strong defenses against this lawsuit and intends to defend against it vigorously.

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

As of December 31, 2017, there were 13,462,749 ordinary shares reserved for future stock-based awards under the Plan.

The following table summarizes the activities for the Company’s service-based stock options for the year ended December 31, 2017:

		Weighted average
	Number of options	Exercise price	Remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2017	5,354,220	$4.04	2.82	$549
Granted	10,991,668	1.41	-	-
Exercised	-	-	-	-
Cancelled	(3,733,139)	3.48	-	-
Outstanding at December 31, 2017	12,612,749	$2.14	4.05	$56

Exercisable at December 31, 2017	2,233,865	$4.23	2.14	$17

Vested and expected to vest at December 31, 2017	10,535,436	$2.77	3.73	$53

The weighted-average grant-date fair value of options granted during the years ended December 31, 2015, 2016 and 2017 was $1.14, $0.64 and $0.72, respectively.

The aggregate intrinsic value of the outstanding stock options at December 31, 2017, represents the intrinsic value of 1,087,969 outstanding options that were in-the-money as of such date. The remaining 11,524,780 outstanding options were out-of-the-money as of December 31, 2017, and their intrinsic value was considered as zero. Total intrinsic value of options exercised during the year ended December 31, 2017 was $0.

The number of options expected to vest reflects an estimated forfeiture rate.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

The following table summarizes the activities for the Company’s performance-based stock options for the year ended December 31, 2017:

		Weighted average
	Number of Performance based options	Exercise price	Remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2017	1,516,666	$2.53	3.77	$-
Cancelled	(666,666)	2.28	-	-

Outstanding at December 31, 2017	850,000	2.72	2.94	-

Exercisable at December 31, 2017	566,665	2.72	2.94	-

Vested and expected to vest at December 31, 2017	1,315,714	$2.72	3.08	$-

The performance based options’ vesting is contingent upon achieving specific financial targets of the Company, set at the grant date.

The weighted-average grant-date fair value of options granted during the years ended December 31, 2015, 2016 and 2017 was, was $0.90, $0, and $0.

There is no aggregate intrinsic value of the outstanding performance-based options at 2017, since they were all are out-of-the-money as of such date.

The number of options expected to vest reflects an estimated forfeiture rate.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

The following table summarizes additional information regarding outstanding and exercisable stock options under the Company's Stock Option Plan as of December 31, 2017:

	Outstanding			Exercisable
Range of exercise price	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price

$0.34 - 2.00	9,270,118	2.74	$1.50	343,845	4.31	$1.26
2.11 - 2.63	2,517,834	3.04	2.44	1,181,893	1.59	2.31
3.27 - 3.77	1,148,166	1.19	3.61	748,161	1.21	3.59
4.04 - 6.93	101,953	0.56	5.23	101,953	0.56	5.23
7.80 - 9.14	78,500	0.05	8.53	78,500	0.05	8.53
10.06 - 11.94	322,428	0.29	11.29	322,428	0.29	11.29
$12.56 - 13.54	23,750	0.43	12.63	23,750	0.43	12.63

	13,462,749	2.57	$2.18	2,800,530	1.58	$3.93

The following table summarizes the activities for the Company’s RSUs for the year ended December 31, 2017:

	Number of RSUs	Weighted average grant date fair value ($)

Unvested at January 1, 2017	327,000	$12.64
Vested
Cancelled	(327,000)	12.64

Unvested at December 31, 2017	-	-

Expected to vest after December 31, 2017	-	-

The Company recognized share-based compensation expenses related to its stock-based awards in the consolidated statements of operations as follows:

	Year ended December 31,
	2015	2016	2017

Cost of revenues	$247	$219	$36
Research and development	804	708	229
Selling and marketing	1,397	1,907	744
General and administrative	4,290	4,010	1,104

Total	$6,738	$6,844	$2,113

Share-based compensation in discontinued operations	$878	$42	$-

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

As of December 31, 2017, there was $3,578 of unrecognized compensation cost related to outstanding stock options and RSUs, $121 related to outstanding warrants and $67 related to outstanding performance-based options. These amounts are expected to be recognized over a weighted-average period of 1.77 years related to outstanding stock options and RSUs, 1.49 years related to outstanding warrants and 1.0 years related to outstanding performance-based options.  To the extent the actual forfeiture rate is different from what has been estimated, stock-based compensation related to these awards will differ from the initial expectations.

d.
In connection with the Undertone acquisition, the Company granted warrants to purchase 200,000 ordinary shares, at a weighted average exercise price of $3.03 per share, to a third-party vendor that provides development services to Undertone. The warrants are exercisable until December 27, 2020, and its weighted-average grant-date fair value was $1.23. The total expense incurred in 2015, 2016 and 2017 was $2, $62 and $61, respectively.

NOTE 13:	FINANCIAL INCOME (EXPENSE), NET

	Year ended December 31,
	2015		2016	2017

Financial income:
Interest income		$551	$204		$132
Foreign currency translation gains, net		572	-		204
Change in fair value of SWAP		225	608		2,373
Other					197
		$1,348	$812		$2,906

Financial expense:
Foreign currency translation losses, net	$		$(779)	$
Interest and change in fair value of payment obligation related to acquisitions		(489)	(1,303)		(43)
Issuance costs of convertible debt		-	-
Interest expense on debts		(2,313)	(5,306)		(4,794)
Change in fair value of convertible debt		(175)	(1,350)		(3,785)
Bank charges and other		(310)	(362)		(206)
		$(3,287)	$(9,100)		$(8,828

Financial expense, net		$(1,939)	$(8,288)		$(5,922)

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:	INCOME TAXES

a.	Income (Loss) before taxes on income

        Income (Loss) before taxes on income is comprised as follows:

	Year ended December 31,
	2015	2016	2017

Domestic	$(16,712)	$(3,393)	$10,485
Foreign	(24,249)	6,453	(92,065)

Total	$(40,961)	$3,060	$(81,580)

b.	Taxes on income

        Taxes on income are comprised as follows:

	Year ended December 31,
	2015	2016	2017

Current taxes	$9,656	$3,753	$1,212
Taxes in respect of previous years	14	(273)	(1,179)
Deferred tax benefit	(8,973)	(3,268)	(8,859)

Total	$697	$212	$(8,826)

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

        Taxes on income by jurisdiction were as follows:

	Year ended December 31,
	2015	2016	2017

Domestic	$8,830	$3,396	$1,548
Foreign	(8,133)	(3,184)	(10,374)

Total	$697	$212	$(8,826)

Domestic:
Current taxes	$8,929	$2,800	$387
Deferred tax (benefit) expense	(113)	937	2,532
Taxes in respect of previous years	14	(341)	(1,371)

Total - Domestic	$8,830	$3,396	$1,548

Foreign:
Current taxes	$727	$953	$825
Deferred tax benefit	(8,860)	(4,205)	(11,391)
Taxes in respect of previous years	-	68	192

Total - Foreign	$(8,133)	$(3,184)	$(10,374)

Total income tax expense	$697	$212	$(8,826)

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

c.	Deferred Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31,
	2016	2017
Deferred tax assets:
Net operating loss carry forwards	$8,267	$5,809
Research and development	3,190	753
Intangible assets	-	829
Other temporary differences mainly relating to reserve and allowances	2,703	1,937
Deferred tax assets, before valuation allowance	14,160	9,328
Valuation allowance	4,739	4,530
Total deferred tax assets, net	$9,421	$4,798

Deferred tax liabilities:
Intangible assets	$(10,998)	$-
Property and equipment, net	(2,393)	$-
Total deferred tax liabilities	$(13,391)	$-

Total deferred tax liability, net	$(3,970)	$4,798

Domestic:
Long term deferred tax asset, net	$4,069	$1,536
Long term deferred tax liability	-
	$4,069	$1,536

Foreign:
Long term deferred tax asset, net	$48	$3,262
Long term deferred tax liability	(8,087)
	$(8,039)	$3,262

Total deferred tax asset (liability), net	$(3,970)	$4,798

The $209 change in the total valuation allowance for the year ended December 31, 2017, relates to the decrease in deferred taxes on operating loss carry-forwards and temporary differences for which a full valuation allowance was recorded.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

d.	Reconciliation of the Company’s effective tax rate to the statutory tax rate in Israel

A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company, and the actual tax expense as reported in the statement of income is as follows:

	Year ended December 31,
	2015	2016	2017

Income (Loss) before taxes on income	$(40,961)	$3,060	$(81,580)
Statutory tax rate in Israel	26.5%	25.0%	24.0%
Theoretical tax expense (income)	$(10,855)	$765	$(19,579)

Increase (decrease) in tax expenses resulting from:
"Preferred Enterprise" benefits *	(5,654)	(1,356)	(584)

Non-deductible expenses	18,493	1,777	1,150

Non- deductible Impairment charges	2,245	-	12,652

Deferred taxes on losses and other temporary charges for which a valuation allowance was provided, net	(4,617)	527	(209)
Tax adjustment in respect of different tax rate of foreign subsidiaries	1,185	(2,032)	(3,392)
Change in future tax rate	-	448	836
Other	(100)	83	300

Taxes on income	$697	$212	$(8,826)

* Benefit per ordinary share from "Preferred Enterprise" status:

Basic	$0.12	$0.02	$0.01
Diluted	$0.12	$0.02	$0.01

e.	Income tax rates

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

g.	Uncertain tax positions

A reconciliation of the beginning and ending balances of the total amounts of unrecognized tax benefits is as follows:

	December 31,
	2016	2017

Balance at the beginning of the year	$2,401	$3,236
Increase (decrease) related to prior year tax positions, net	(812)	153
Increase related to current year tax positions	1,647	674

Balance at the end of the year	$3,236	$4,063

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in finance expenses. During the years ended December 31, 2015, 2016 and 2017, the Company recognized approximately $(22), $227, and $344 in interest and penalties. The Company had $193, and $537 for the payment of interest and penalties accrued at December 31, 2016, and 2017, respectively.

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

As of December 31, 2017, the Company’s U.S. subsidiaries have net operating loss carry-forwards of $6,300.

Net operating losses in the U.S. may be carried forward through periods which will expire in the years starting from 2030 up to 2034. Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

As of December 31, 2017, the Company’s European subsidiaries have net operating loss carry-forwards of $5,990.

As of December 31, 2017, Perion have net operating loss carry-forwards, in Israel, of $14,292.

i.	US Tax Reform:

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the “TCJA”). The TCJA makes broad and complex changes to the Code. The changes include, but are not limited to:

•	A corporate income tax rate decrease from 35% to 21% effective for tax years beginning after December 31, 2017 (“Rate Reduction”);
•
The transition of U.S international taxation from a worldwide tax system to a territorial system by providing a 100 percent deduction to an eligible U.S. shareholder on foreign sourced dividends received from a foreign subsidiary (“100% Dividend Received Deduction”);

•	A one-time transition tax on the mandatory deemed repatriation of cumulative foreign earnings as of December 31, 2017; and

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

The Company has calculated its best estimate of the impact of the TCJA for its year end income tax provision and deferred tax balances in accordance with its understanding of the TCJA and guidance available as of the date of this filing. The estimated tax expenses recorded related to the re-measurement of the deferred tax balance was $836. The aforesaid provisional amounts are based on the Company’s initial analysis of the Act as of December 31, 2017. Given the significant complexity of the Act, anticipated guidance from the U.S. Treasury about implementing the Act, the potential for additional guidance from the Securities and Exchange Commission or the Financial Accounting Standards Board related to the Act, as well as additional analysis and revisions to be conducted by the Company, these estimates may be adjusted during 2018.

The Tax Act imposes a mandatory transition tax on accumulated foreign earnings and eliminates US taxes on foreign subsidiary distribution. As a result, earnings in foreign jurisdictions are available for distribution to the U.S. without incremental U.S. taxes.

The Deemed Repatriation Transition Tax is a tax on previously untaxed accumulated and current earnings and profits (“E&P”) of certain of the Company's foreign subsidiaries. To determine the amount of the Transition Tax, the Company must determine, in addition to other factors, the amount of post-1986 E&P of its foreign subsidiaries, as well as the amount of non-U.S. income taxes paid on such earnings. The amount of transition tax related to earnings of foreign subsidiaries is deemed to be immaterial.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:	EARNINGS PER SHARE

The table below presents the computation of basic and diluted net earnings per common share:

	Year ended December 31,
	2015	2016	2017
Numerator:
Net income (Loss) attributable to ordinary shares - basic	$(41,658)	$2,848	$(72,754)

Net income (Loss) from continuing operations - diluted	$(41,658)	$2,848	$(72,754)
Net loss from discontinued operations – basic and diluted	$(26,999)	$(2,647)	$-

Denominator:
Number of ordinary shares outstanding during the year	71,300,432	76,560,454	77,549,171
Weighted average effect of dilutive securities:
Employee stock options and restricted stock units	-	113,349	-

Diluted number of ordinary shares outstanding - Continuing and discontinued operations	71,300,432	76,673,803	77,549,171

Basic net earnings (loss) per ordinary share
Continuing operations	(0.58)	$0.04	$(0.94)
Discontinued operations	(0.38)	$(0.04)	$-
Net income (loss)	(0.96)	$0.00 *)	$(0.94)

Diluted net earnings (loss) per ordinary share
Continuing operations	(0.58)	$0.04	$(0.94)
Discontinued operations	(0.38)	$(0.04)	$-
Net income (loss)	(0.96)	$0.00 *)	$(0.94)

Ordinary shares equivalents excluded because their effect would have been anti-dilutive	14,179,439	10,700,363	16,224,618
*) Less than $0.01

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:       RESTRUCTURING COSTS

In 2015 and 2016, we incurred restructuring charges of $1.1 and $0.7 million, respectively, in connection with the restructuring plan of one of our consumer app development project, mainly to reduce workforce, close certain facilities, as well as other cost saving measures. In 2017 there were no restructuring charges.

NOTE 17:       MAJOR CUSTOMERS

A substantial portion of the Company's revenue is derived from search fees and online advertising, the market for which is highly competitive and rapidly changing. Significant changes in this industry or in customer buying behavior would adversely affect the Company’s operating results.

The following table sets forth the customers that represented 10% or more of the Company’s total revenues in each of the years presented below:

	Year ended December 31,
	2015	2016	2017

Customer A	81%	49%	46%

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 19:       GEOGRAPHIC INFORMATION

The Company operates as one operating segment. Operating segments are defined as components of an enterprise for which separate financial information is evaluated regularly by the Chief Operating Decision Maker, who is the Chief Executive Officer, in deciding how to allocate resources and assessing performance. Over the past few years, the Company has completed several acquisitions. These acquisitions have allowed the Company to expand its offerings, presence and reach in various market. While the Company has offerings in multiple enterprise market, the Company’s business operates in one segment which is the High Impact Advertising solutions, and the Company’s Chief Operating Decision Maker evaluates the Company’s financial information and resources and assesses the performance of these resources on a consolidated basis.

The following table presents the total revenues for the years ended December 31, 2015, 2016 and 2017, allocated to the geographic areas in which they were generated:

	Year ended December 31,
	2015	2016	2017

North America (mainly U.S.)	$173,424	$253,960	$213,471
Europe	40,612	47,012	48,146
Other	6,914	11,822	12,369

	$220,950	$312,794	$273,986

The total revenues are attributed to geographic areas based on the location of the end-users.

The following table presents the locations of the Company’s property and equipment as of December 31, 2016 and 2017:

	December 31,
	2016	2017

Israel	$9,108	$12,229
U.S.	4,402	4,064
Europe	695	1,183

	14,205	$17,476

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 20:	SUBSEQUENT EVENTS

a.
In January 2018, the Company executed a repricing of 8,050,176 stock options of the Company's employees, directors, and executive officers, previously granted. As part of the repricing, the options' exercise price was adjusted to $1.08 (determined based on the weighted average price of the Company's ordinary shares on Nasdaq in the last 90 days prior to the repricing). In addition, the vesting period was adjusted as follows – (i) grants issued prior to January 1, 2015, shall vest over a twelve months period in quarterly installments whether or not currently vested or would have been vested by that time; (ii) grants issued after January 1, 2015 will be subject to the following vesting schedule: one third shall vest over twelve months in equal quarterly installments, and the remaining two-thirds shall vest over twenty four months in equal quarterly installments whether or not currently vested or would have been vested by that time. The expiration date of the adjusted options shall be seven years from the date hereof.  The total incremental fair value of these options amounted to $1,471, and was determined based on the binomial pricing options model using the following assumptions: early exercise multiple: 250% - 300%, risk free interest rate of 1.7% - 2.3%, expected volatility of 51% - 57%, forfeiture rate post vesting of 17% - 23%, and dividend yield of: 0%.

b.
In January 2018, the Company initiated a restructuring plan mainly to reduce workforce, close certain facilities, as well as other cost saving measures. Pursuant to this restructuring plan, in 2018, the Company incurred cumulative charges of $2,270 as follows:

Payroll and share-based compensation expenses	$1,418
Lease facilities and related expenses	852

Total restructuring costs	$2,270

ITEM 19.	EXHIBITS:

No.          Description

1.1	Memorandum of Association of Perion, as amended and restated (translated from Hebrew) (1)

1.2	Articles of Association of Perion, as amended and restated (2)

4.1
Share Purchase Agreement by and among Perion Network Ltd., SweetIM Ltd., SweetIM Technologies Ltd., the Shareholders of SweetIM Ltd. and Nadav Goshen as Shareholders’ Agent, dated as of November 7, 2012, and Amendment No. 1, dated as of November 30, 2012 (3)

4.2	Registration Rights Agreement among the Company and the investors listed therein, dated as of November 7, 2012 (3)

4.3	Share Purchase Agreement by and among Perion Network Ltd., Conduit Ltd. and ClientConnect Ltd., dated as of September 16, 2013 (4)

4.4	Form of Standstill Agreement between Perion Network Ltd. and certain shareholders thereof, dated as of September 16, 2013 (4)

4.5	Form of Registration Rights Undertaking of the Company dated January 2, 2014 (4)

4.6	Perion 2003 Israeli Share Option Plan and U.S. Addendum (3)

4.7	Perion Equity Incentive Plan (4)

4.8	Compensation Policy for Directors and Officers, adopted November 18, 2013, as amended on March 23, 2017 and on February 15, 2018

4.9	Summary Terms and Conditions of Series L Convertible Bonds (2)

4.10	Search Distribution Agreement by and between Microsoft Online, Inc. and Perion Network Ltd., dated July 29, 2014, as amended on September 15, 2014* (2)

4.11
Merger Agreement by and between Perion Network Ltd., IncrediTone Inc., Or Merger, Inc., Interactive Holding Corp. and Fortis Advisors LLC as the Stockholders’ Representative, dated November 30, 2015 (6)

4.12	Credit Agreement by and between Or Merger, Inc., Interactive Holding Corp., IncrediTone Inc., SunTrust Bank, Silicon Valley Bank and SunTrust Robinson Humphery, Inc., dated November 30, 2015 (6)

4.13	Securities Purchase Agreement by and between Perion Network Ltd. and the purchasers listed therein, dated November 30, 2015 (6)

4.14	Registration Rights Agreement by and between Perion Network Ltd. and the purchasers listed therein, dated December 3, 2015 (6)

4.15
Amendments No. 1, No. 2, No. 3 and No. 4 to the Credit Agreement by and between Or Merger, Inc., Interactive Holding Corp., IncrediTone Inc., SunTrust Bank, Silicon Valley Bank and SunTrust Robinson Humphery, Inc., dated March 4, 2016, May 8, 2016 October 7, 2016 and March 6, 2018 respectively

4.16	Search Distribution Agreement by and between Microsoft Ireland Operations Limited and Perion Network Ltd., effective as of January 1, 2018*

4.17	A form of Indemnification Letter Agreement between the Company and its present and future directors and officers

8	List of subsidiaries

12.1	Certification required by Rule 13a-14(a) or Rule 15d-14(a) executed by the Chief Executive Officer of the Company

12.2	Certification required by Rule 13a-14(a) or Rule 15d-14(a) executed by the Chief Financial Officer of the Company

13.1	Certification required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2	Certification required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, Independent Auditors.

101	Financial information from Perion Network Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2017 formatted in XBRL (eXtensible Business Reporting Language)

___________________________

(1)	Previously filed with the SEC on April 10, 2014 as an exhibit to our annual report on Form 20-F, and incorporated herein by reference

(2)	Previously filed with the SEC on April 16, 2015 as an exhibit to our annual report on Form 20-F, and incorporated herein by reference

(3)	Previously filed with the SEC on April 29, 2013 as an exhibit to our annual report on Form 20-F, and incorporated herein by reference

(4)	Previously filed with the SEC on October 15, 2013 as an exhibit to our Report on Form 6-K, and incorporated herein by reference

(5)	Previously filed with the SEC on July 29, 2014 as an exhibit to our annual report on Form 20-F/A, and incorporated herein by reference

(6)	Previously filed with the SEC on March 24, 2016 as an exhibit to our annual report on Form 20-F, and incorporated herein by reference

*	Confidential treatment was granted with respect to certain portions of this exhibit pursuant to 17.C.F.R. §240.24b-2. Omitted portions were filed separately with the SEC

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PERION NETWORK LTD.

By:	/s/ Doron Gerstel
Name: Doron Gerstel
Title: Chief Executive Officer

Date:  March 27, 2018