Form 20-F
period 2018-12-31
Perion Network Ltd.
filed 2019-03-19
CIK 1338940

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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
26 HaRokmim Street
Holon, Israel 5885849
 (Name, Telephone, E-mail and /or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of Each Exchange on which Registered
Ordinary shares, par value NIS 0.03 per share	Nasdaq Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
 (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
 (Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report.

As of December 31, 2018, the Registrant had outstanding 25,850,188 ordinary shares, par value NIS 0.03 per share (excluding treasury shares).

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

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act

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

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes ☐ No ☒

PRELIMINARY NOTES

Terms

As used herein, and unless the context suggest otherwise, the terms “Perion,” “Company,” “we,” “us” or “ours” refer to Perion Network Ltd. and subsidiaries. References to “dollar” and “$” are to U.S. dollars, the lawful currency of the United States, and references to “NIS” are to New Israeli Shekels, the lawful currency of the State of Israel. This annual report contains translations of certain NIS amounts into U.S. dollars at specified rates solely for your convenience. These translations should not be construed as representations by us that the NIS amounts actually represent such U.S. dollar amounts or could, at this time, be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, we have translated NIS amounts into U.S. dollars at an exchange rate of NIS 3.748 to $1.00, the representative exchange rate reported by the Bank of Israel on December 31, 2018.

Changes in Share Capital

On August 26, 2018, following the approval of a special general meeting of our shareholder held on August 2, 2018, the Company executed a 3-to-1 reverse share split of the Company’s ordinary shares, such that each three ordinary shares, par value NIS 0.01 per share, have been consolidated into one ordinary share, par value NIS 0.03. Unless otherwise indicated, all of the share numbers and the option numbers in this Form 20-F have been adjusted, on a retroactive basis, to reflect this 3-to-1 reverse share split.

Forward-Looking Statements

This annual report on Form 20-F contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our, or our industries’ actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed, implied or inferred by these forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “would,” “expects,” “plans,” “intends,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential” or “continue” or the negative of such terms and other comparable terminology.

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

ITEM 2.          OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.          KEY INFORMATION

A.            SELECTED FINANCIAL DATA

We derived the selected operations data below for the years ended December 31, 2016, 2017 and 2018 and the selected balance sheet data as of December 31, 2017 and 2018 from our audited consolidated financial statements and the related notes to the financial statements included elsewhere herein (the “Financial Statements”). We derived the selected operations data below for the years ended December 31, 2014 and 2015 and the selected balance sheet data as of December 31, 2014, 2015 and 2016 from our audited consolidated financial statements not incorporated by reference in this report. Our consolidated financial statements are prepared and presented in U.S. dollars and in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). The following tables present selected financial data and should be read in conjunction with “Item 5 – Operating and Financial Review and Prospects” and our Financial Statements.

	Year ended December 31, (U.S. dollars in thousands, except share and per share data)
	2014	2015	2016	2017	2018
Revenues:
Advertising	$45,076	$32,053	$140,111	$134,481	$125,977
Search and other	343,655	188,897	172,683	139,505	126,868
Total Revenues	388,731	220,950	312,794	273,986	252,845

Costs and Expenses:
Cost of revenues	10,950	7,877	25,924	24,659	23,757
Customer acquisition costs and media buy	174,575	91,194	140,210	130,885	128,351
Research and development	37,427	21,692	25,221	17,189	18,884
Selling and marketing	20,792	22,886	54,559	52,742	38,918
General and administrative	36,730	31,064	28,827	21,911	16,450
Restructuring charges	3,981	1,052	728	-	2,075
Impairment, net of gain on reversal of contingent consideration	19,941	72,785	-	85,667	-
Depreciation and amortization	21,321	11,422	25,977	16,591	9,719
Total Costs and Expenses	325,717	259,972	301,446	349,644	238,154

Income (Loss) from Operations	63,014	(39,022)	11,348	(75,658)	14,691
Financial expense, net	2,888	1,939	8,288	5,922	3,794

Income (Loss) before Taxes on Income	60,126	(40,961)	3,060	(81,850)	10,897
Taxes on income	10,816	697	212	(8,826)	2,776

Net Income (Loss) from Continuing Operations	49,310	(41,658)	2,848	(72,754)	8,121
Net loss from discontinued operations	6,484	26,999	2,647	-	-

Net Income (Loss)	$42,826	$(68,657)	$201	$(72,754)	$8,121

Net Earnings (Loss) per Share - Basic:
Continuing operations	$2.17	$(1.74)	$0.11	$(2.81)	$0.31
Discontinued operations	$(0.29)	$(1.14)	$(0.10)	$-	-
Net Income (Loss)	$1.88	$(2.88)	$0.01	$(2.81)	$0.31

Net Earnings (Loss) per Share – Diluted:
Continuing operations	$2.11	$(1.74)	$0.11	$(2.81)	$0.31
Discontinued operations	$(0.28)	$(1.14)	$(0.10)	$-	-
Net Income (Loss)	$1.83	$(2.88)	$0.01	$(2.81)	$0.31

Number of shares continuing and discontinued:
Basic	22,737,736	23,766,811	25,520,151	25,849,724	25,850,067
Diluted	23,442,470	23,766,811	25,557,934	25,849,724	25,855,225

Balance Sheet Data	As of December 31,
(U.S. dollars in thousands):	2014	2015	2016	2017	2018

Cash and cash equivalents	$101,183	$17,519	$23,962	$31,567	$39,109
Working capital	$91,255	$37,394	$27,048	$32,895	$26,779
Total assets	$356,139	$442,298	$368,452	$274,027	$256,446
Total liabilities	$110,142	$242,461	$160,308	$135,695	$107,665
Shareholders’ equity	$245,997	$199,837	$208,144	$138,332	$148,781

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

We generally do not enter into long-term contracts with our advertising customers, and such customers do business with us on a non-exclusive basis, with no minimum spending guarantees. In most cases, our customers may terminate or reduce the scope of their agreements with little or no penalty or notice. Accordingly, our business is highly vulnerable to adverse economic conditions, market evolution and development of new or more compelling offerings by our competitors, which could either lead to reduced advertising spend generally or motivate our current or potential customers to migrate to our competitors. Any reduction in spending by, or loss of, existing or potential advertisers would negatively impact our revenue and operating results.

Furthermore, the discretionary, non-exclusive nature of our relationships with advertising customers subjects us to increased pricing pressure. Although we believe our rates are competitive, our competitors may be able to offer more favorable pricing or other advantageous terms. As a result, we may be compelled to reduce our rates or offer other incentives in order to maintain our current customers and attract new customers. If a significant number of customers are able to compel us to charge lower rates or provide rate concessions or incentives, there is no assurance that we would be able to compensate for such price reductions or conserve our profit margins.

Large and established internet and technology companies, such as Google and Facebook, play a substantial role in the digital advertising market and may significantly impair our ability to operate in this industry.

Google is a substantial player in the digital advertising market along with other players such as Microsoft. In addition, a small number of social network companies, such as Facebook, account for a large portion of digital advertising budgets. The high concentration of power among Google, Facebook and some other large market participants causes us to be subject to any unilateral changes they may make with respect to advertising on their respective platforms, which may be more lucrative than alternative methods of advertising or partnerships with other publishers that are not subject to such changes. Furthermore, we could have limited ability to respond to, and adjust for, changes implemented by large market participants.

These companies, along with other large and established Internet and technology companies, may also leverage their power to make changes to their web browsers, operating systems, platforms, networks or other products or services in a way that impacts the entire digital advertising marketplace.

As of February 2018, the Google Chrome internet browser supports the “Better Ads Standards” implemented by the Coalition for Better Ads, an industry body formed by leading international trade associations and companies involved in online media (in which Undertone is also a member), and remove all ads from certain sites that violate this standard. This, together with other advertisement-blocking technologies incorporated in or compatible with leading internet browsers, could impact on Undertone’s ad units (as well as those of Undertone’s competitors). These changes could materially impact the way we do business, and if we or our advertising partners are unable to quickly and effectively adjust to those changes, there could be an adverse effect on our revenues and performance.

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

The digital advertising industry has experienced substantial evolution and consolidation in recent years and we expect this trend to continue, increasing the capabilities and competitive posture of larger companies, particularly those that are already dominant in various ways, and enabling new or stronger competitors to emerge. This consolidation could adversely affect our business in a number of ways, including:

•	our customers or partners could acquire, or be acquired by, our competitors and terminate their relationship with us; and

•	competitors could improve their competitive position or broaden their offerings through strategic acquisitions or mergers.

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

Further, the growing trend of consolidation of digital advertising networks, exchanges, web portals, and web publishers, could harm our business. For example, we are currently able to serve, track and manage advertisements for our customers on a variety of networks and websites. These enterprises could substantially impair our ability to operate if they decide not to permit us to serve, track or manage advertisements on their websites, if they develop ad placement systems that are incompatible with our ad serving capabilities or if they use their market power to force their customers to use certain vendors on their networks or websites.

If the demand for digital advertising does not continue to grow or customers do not embrace our solutions, this could have a material adverse effect on our business and financial condition.

A substantial portion of our revenues is derived from the sale of our digital advertising solutions and we have made significant investments in our ability to deliver high impact advertising which is compatible on multiple devices and channels. Nonetheless, if customers do not embrace our solutions, we could suffer an adverse effect on our revenues. In addition, if there is a reduction in general demand for digital advertising, in spend for certain channels or solutions, or if the demand for our specific solutions and offerings is decreased, our revenues could decline or otherwise our business may be adversely affected.

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

We rely on a diverse set of publishers including direct publishers, advertising exchange platforms and other platforms, that aggregate advertising inventory, to provide us with high-quality digital advertising inventory on which we deliver ads, collectively referred to as “supply sources”. The future growth of our advertising business will depend, in part, on our ability to enter into, maintain and further develop successful business relationships in order to increase the network of our supply sources. If we are unsuccessful in establishing or maintaining our relationships with supply sources on commercially reasonable terms, or if these relationships are not profitable for us and competitive in the marketplace, our ability to compete in the marketplace or to grow our revenues from our advertising business could be adversely affected. Our supply sources typically supply their advertising inventory to us on a non-exclusive basis and are not required to provide any minimum amounts of advertising inventory to us or to provide us with a consistent supply of advertising inventory, at any predetermined price or through real time bidding. Supply sources often maintain relationships with various sources of demand that compete with us, and it is easy for supply sources to quickly shift their advertising inventory among these demand sources, or to shift inventory to new demand sources, without notice or accountability. Supply sources may also seek to change the terms at which they offer inventory to us, or they may allocate their advertising inventory to our competitors who offer more favorable economic terms or whose offerings or technology are considered more beneficial. Supply sources may also elect to sell all, or a portion, of their advertising inventory directly to advertisers and agencies, or they may develop their own competitive offerings, which could diminish the demand for our solutions. In addition, significant supply sources within the industry may enter into exclusivity arrangements with our competitors, which could limit our access to a meaningful supply of inventory. As a result of all of these factors, our supply sources may not supply us with sufficient amounts of high-quality digital advertising inventory in order for us to fulfill the demands of our advertising customers.

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

•
Social media platforms may be successful in keeping users within their sites via products such as Facebook’s Instant Articles. If, as a result, users are not on the open web, advertising inventory on the open web (including our publisher’s sites) may be reduced or may become less attractive to our advertising customers.

•
Supply sources may be reluctant or unable to adopt certain of our proprietary and unique high-impact ad formats for a variety of reasons (such as user preference changes making such ad formats less desirable, or technological limitations, such as connection with header bidding or the ability to transact programmatically) resulting in limited advertising inventory supply for such formats and inhibiting our ability to scale such formats.

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

It is important for advertisers that their advertisements are not placed in or near content that is unlawful or would be deemed offensive or inappropriate by their customers, or near other advertisements for competing brands or products. While we strive to have all of our online advertisements appear in a brand-safe environment, we cannot guarantee that they will be delivered in such an environment. If we are not successful in doing so, our reputation could suffer and our ability to attract potential advertisers and retain and expand business with existing advertisers could be harmed, or our customers may seek to avoid payment or demand refunds, any of which could harm our business and operating results.

The advertising industry is highly competitive. If we cannot compete effectively in this market, our revenues are likely to decline.

We face intense competition in the marketplace. We operate in a dynamic market that is subject to rapid development and introduction of new technologies, products and solutions, changing branding objectives, evolving customer demands and industry guidelines, all of which affect our ability to remain competitive. There are a large number of digital media companies and advertising technology companies that offer products or services similar to ours and that compete with us for finite advertising budgets and for limited inventory from publishers. There is also a large number of niche companies that are competitive with us, as they provide a subset of the services that we provide. Some of our existing and potential competitors may be better established, benefit from greater name recognition, may offer solutions and technologies that we do not offer or that are more evolved than ours, and may have significantly more financial, technical, sales and marketing resources than we do. In addition, some competitors, particularly those with a larger and more diversified revenue base and a broader offering, may have greater flexibility than we do to compete aggressively on the basis of price and other contract terms as well as respond to market changes. Additionally, companies that do not currently compete with us in this space may change their services to be competitive if there is a revenue opportunity, and new or stronger competitors may emerge through consolidations or acquisitions. If our digital advertising platform and solutions are not perceived as competitively differentiated or we fail to develop adequately to meet market evolution, we could lose customers and market share or be compelled to reduce our prices and harm our operational results.

Our digital advertising business is susceptible to seasonality, unexpected changes in campaign size and prolonged cycle time, which could affect our business, results of operations and ability to repay indebtedness when due.

The revenue of our digital advertising business is affected by a number of factors, including:

•
Historically, in most cases our advertising solution experienced the lowest sales in the first quarter and the highest sales in the fourth quarter, with the second and third quarters being slightly stronger than the first quarter. Fourth quarter sales tend to be the highest due to a need to utilize remaining budgets, and increased customer advertising volumes during the holiday selling season.

•	Product and service revenues are influenced by political advertising, which generally occurs every two years.

•	In any single period, product and service revenues and delivery costs are subject to significant variation based on changes in the volume and mix of deliveries performed during such period.

•	Revenues are subject to the changes of brand marketing trends, including when and where brands choose to spend their money in a given year.

•
Advertising customers generally retain the right to supplement, extend, or cancel existing advertising orders at any time prior to their completion, and we have no control over the timing or magnitude of these revenue changes.

•	Relative complexity of individual advertising formats, and the length of the creative design process.

As a result, our profit from these operations is seasonal, with the fourth quarter being the major contributor to our profits and the first quarter possibly resulting in a loss. Moreover, due to the long receivable cycle and shorter payable cycle, this seasonality puts strains on our cash flow through the first and second quarter of every year.

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

Advertisement-blocking technologies, such as mobile apps or browser extensions that limit or block the delivery or display of advertisements, are currently available for desktop and mobile users. Further, new browsers and operating systems, or updates to current browsers or operating systems, offer native advertisement-blocking technologies to their users, such as the support of Google Chrome in blocking advertisements from web sites that violate the “Better Ads Standards” established by the Coalition for Better Ads (in which Undertone is a member). The more such technologies become widespread, our business may be adversely affected, and so are our financial condition and results of operations.

Our advertising business depends on our ability to collect and use data, and any limitation on the collection and use of this data could significantly diminish the value of our solutions and cause us to lose customers and revenue.

In most cases, when we deliver an advertisement, we are often able to collect certain information about the content and placement of the ad, the relevancy of such ad to a user and the interaction of the user with the ad, such as whether the user viewed or clicked on the ad or watched a video. As we collect and aggregate data provided by billions of ad impressions and third-party providers, we analyze the data in order to measure and optimize the placement and delivery of our advertising inventory and provide cross-channel advertising capabilities. Our ability to access and utilize such data is crucial.

Our publishers or advertisers might decide not to allow us to collect some or all of this data or might limit our use of this data. Our ability to either collect or use data could be restricted by new laws or regulations, including, the General Data Protection Regulation in the European Union which entered into effect in May 2018, and presumably broaden the definition of personal data to include location data and online identifiers, which are commonly used and collected parameters in digital advertising, and impose more stringent user consent requirements, changes in technology, operating system restrictions, requests to discontinue using certain data, restrictions imposed by advertisers and publishers, industry standards or consumer choice. In addition, the California Consumer Privacy Act (2018) will become effective on January 1, 2020 and may also affect us Interruptions, failures or defects in our data collection, analysis and storage systems could also limit our ability to aggregate and analyze data from our advertisers’ advertising campaigns.

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

Our operating results will also suffer if our innovations are not responsive to the needs of our customers, are not appropriately timed with market opportunity or are not effectively brought to market. If we are unable to accurately forecast market demands or industry changes, if we are unable to develop or introduce our solutions and services in a timely manner, or if we fail to provide quality solutions and services that run without complication or service interruptions or do not respond properly to the even changing technological landscape, we may damage our brand and our ability to retain new and existing customers or attract new customers. As online advertising technologies continue to develop, our competitors may be able to offer solutions that are, or that are perceived to be, substantially similar or better than those offered by us. Customers will not continue to do business with us if our solutions do not deliver advertisements in an appropriate and effective manner, through a variety of distribution channels and methods, or if the advertising we deliver does not generate the desired results. If we are unable to meet these challenges, our business and results of operations could be materially adversely affected.

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

Contracting with new advertising and ad agency customers requires substantial time and expenses, and we may not be successful in establishing new relationships or in maintaining current relationships. It is often difficult to identify, engage, and market to potential advertising customers who are unfamiliar with our brand or services, and we may spend substantial time and resources educating customers about our unique offerings, including providing demonstrations and comparisons against other available solutions, without ultimately achieving the desired results. Furthermore, many of our advertising clients’ purchasing and design decisions generally require input from multiple internal and external parties of these clients, requiring that we identify those involved in the purchasing decision and devote a sufficient amount of time to present our services to each of those decision-making individuals. We may not be able to reduce our sales and marketing expenses to correspond proportionately to periods of reduced revenues. If we are not successful in streamlining our sales processes with potential clients in a cost effective manner, or if our efforts are unsuccessful, our ability to grow our business may be adversely affected.

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

Identifying agencies, engaging in sales efforts, and negotiating and documenting our agreements with agencies require significant time and resources. These relationships may not result in additional brand customers or campaigns for our business, and may not ultimately enable us to generate significant revenues. Our contracts with advertising agencies are typically non-exclusive and the agencies often work with our competitors or offer competing services or solutions.

When working with agencies to deliver campaigns on behalf of their brand customers, we generally bill the agency for our products and services, and in most cases, the brand has no direct contractual commitment to us to make any payments. Furthermore, some agencies contractually limit their payment obligations to us through sequential liability provisions, whereby the agency is liable for payment if, and only to the extent, that the agency collects a corresponding payment from the brand on whose behalf our services were rendered. These circumstances may result in longer collections periods, increased costs associated with pursuing brands directly for payments, or our inability to collect payments. In summary, if we are unsuccessful in establishing or maintaining our relationships with these agencies on commercially reasonable terms or if the agencies are unable to effectively collect corresponding payments from the brands, our ability to compete in the marketplace or to grow our revenues could be impaired and our operating results would suffer.

If the demand for social advertising does not grow as expected, or if our solution for advertising through those channels is not competitive, the revenues related to our social marketing platform could decline.

We leverage the capabilities of Make Me Reach, our social marketing platform, to offer our customers the ability to deliver ads on social platforms. The future growth of this market could be negatively impacted if consumers decrease the time they spend engaging on social media sites or mobile applications. In addition, the demand for advertising in these channels, and the success of our social and in-app solutions in particular, may be constrained by the limited flexibility, increased requirements that are associated with advertising in these channels, and the social platforms working through independent service providers. As a result, it is difficult to predict the future customer demand for our solution, and there is no guarantee that we will be able to generate significant revenues from our social marketing platform. In addition to the foregoing, our social marketing platform is dependent on our ability to create, optimize, and manage our customers’ advertising campaigns on Facebook, Instagram, Snapchat, Twitter and Google. As a result, we are subject to each social network’s respective terms and conditions governing our ability to access and utilize its platform. Our social marketing platform would be harmed if any of these social networks discontinues our partnership, makes changes to its platform, or modifies the terms and standards applicable to its marketing partners or to advertising on its platform in general. Moreover, these social networks may develop offerings or features that compete with or substitute our solution or may otherwise make changes to their platforms that would render our social advertising solution obsolete. Further, consumers may migrate away from Facebook, Twitter, Snapchat and Instagram to other social networking platforms with which we are not affiliated, which would in turn decrease the demand for our solutions. Any of these outcomes could cause demand for our social marketing platform to decrease, our development costs to increase, and our results of operations and financial condition to be harmed.

Our search solution depends heavily upon revenues generated from our agreement with Microsoft, and any adverse change in that agreement could adversely affect our business or its financial condition and results of operations.

We are highly dependent on our search services agreement with Microsoft Irelands Operations Limited, which covers substantially all of our search solution. Our previous agreement with Microsoft Online Inc. had a term from January 1, 2015 until December 31, 2017 (the “Microsoft Agreement”). In October 2017, we entered into an agreement with Microsoft Ireland Operations Limited effective as of January 1, 2018 until December 31, 2020 (the “Renewed Microsoft Agreement”). In 2018, the Microsoft Agreement accounted for 45% of our revenues. In this annual report on Form 20-F we refer to Microsoft Corporation and its affiliates as Microsoft.

If our Renewed Microsoft Agreement is terminated or substantially amended (not on favorable terms), we would experience a material decrease in our search-generated revenues or the profits it generates and would be forced to seek alternative search providers, at less competitive terms. There are very few companies in the market that provide Internet search and advertising services similar to those provided by Microsoft such as Google. Such companies are substantially the only participants in western markets, and competitors do not offer as much coverage through sponsored links or searches. If we fail to quickly locate, negotiate and finalize alternative arrangements, or if we do, but the alternatives do not provide for terms that are as favorable as those currently provided and utilized, and we would experience a material reduction in our revenues and, in turn, our business, financial condition and results of operations would be adversely affected.

Our search revenue business is highly reliant upon a small number of publishers, who account for the substantial majority of pay-outs to publishers and generate most of our revenues. If we were to lose all or a significant portion of those publishers as customers, our revenues and results of operations would be materially adversely affected.

In 2018, the top five publishers distributing our search services accounted for approximately 36% of our revenues. There can be no assurance that these existing publishers will continue to distribute our search services or continue utilizing the revenue-generating monetization services at the levels they did in the past or at all. The loss of a substantial portion of our relationships with these publishers, or a substantial reduction in their level of activity, could cause a material decline in our revenues and profitability.

The generation of revenues from search activity through large publishers is subject to competition. If we cannot compete effectively in this market, our revenues are likely to decline.

We obtain a significant portion of our revenues through designating the Company as the default search provider during the download and installation of our publishers’ products and the use of our search offering and the subsequent searches performed by the users thereof. We therefore are constantly looking for more ways to distribute our search offering through various channels. To achieve these goals, we rely heavily on third-party publishers to distribute our search offering as a value-added component of their own offerings. There are other companies that generate revenue from searches, some of them may have a more significant presence than ours and with greater capability to offer substantially more content. The large search engine companies, including Google, Microsoft and others, have become increasingly aggressive in their own search service offerings. In addition, we need to continually maintain the technological advantage of our platform, products and other services in order to attract publishers to our offering. If the search engine companies engage more direct relationships with publishers or we are unable to maintain the technological advantage to service our publishers, we may lose both existing and potential new publishers and our ability to generate revenues will be negatively impacted.

In order to receive advertisement-generated revenues from our search providers, we depend, in part, on factors outside of our control.

The amount of revenue we receive from search providers depends upon a number of factors outside of our control, including the amount such search providers charge for advertisements, the efficiency of the search provider’s system in attracting advertisers and syndicating paid listings in response to search queries and parameters established by it regarding the number and placement of paid listings displayed in response to search queries. In addition, search providers make analysis about the relative attractiveness (to their advertiser) of clicks on paid listings from searches performed on or through our search assets, and these judgments factor into the amount of revenue we receive. Changes in the efficiency of a search providers’ paid listings network, in its judgment about the relative attractiveness of clicks on paid listings or in the parameters applicable to the display of paid listings could have an adverse effect on our business, financial condition and our results of operations. Such changes could come about for a number of reasons, including general market conditions, competition or policy and operating decisions made by Microsoft or other search providers.

We have experienced a decline in our search solution, and market perception has not been favorable. As a result, we may have difficulty stemming this decline or offsetting it by entering new markets.

For a prolonged period of time, we have experienced a decline in revenues and an increasingly negative market bias regarding our search activity. The combination of these factors presents challenges in:

•	recruiting and retaining highly qualified employees for our current business and new businesses we are developing; and

•	attracting and acquiring new publishers to support and expand our business.

If we cannot maintain the commitment of our employees, recruit new employees and make the acquisitions required to enhance our organic activity, we may not be able to stem the decline in this business and our financial results will suffer.

Our reputation has been and may continue to be negatively impacted by a number of factors, including the negative reputation associated with search assets, search setting configuration, product and service quality concerns, complaints by publishers or end users or actions brought by them or by governmental or regulatory authorities and related media coverage and data protection and security breaches. Moreover, the inability to develop and introduce monetization services that resonate with consumers and/or the inability to adapt quickly enough (and/or in a cost effective manner) to evolving changes to the Internet and related technologies, applications and devices, could adversely impact our reputation, and, in turn, our business, financial condition and our results of operations.

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

Our search agreements with Microsoft require that we comply with certain guidelines promulgated by them for the use of the respective brands and services, including the manner in which paid listings are displayed within search results, and that we establish guidelines to govern certain activities of third parties to whom we syndicate the search services, including the manner in which those parties drive search traffic to their websites and display paid listings. Subject to certain limitations, search partners may unilaterally update their policies and guidelines, which could, in turn, require modifications to, or prohibit and/or render obsolete certain of our products, services and practices, which could be costly to address or otherwise have an adverse effect on our business, our financial condition and results of operations. Noncompliance with the search partners’ guidelines, particularly Microsoft’s, by us or by third parties to which we syndicate paid listings or by the publishers through whom we secure distribution arrangements for our products could, if not cured, result in such companies’ suspension of some or all of their services to us, or to the websites of our third party publishers, or the reimbursement of funds paid to us, or the imposition of additional restrictions on our ability to syndicate paid listings or distribute our products or the termination of the search distribution agreement by our search partners.

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

Should the providers of the underlying platforms, particularly browsers, further block, constrain or limit our ability to offer or change search properties, or materially change their guidelines, technology or the way they operate, our ability to generate revenues from our users’ search activity could be significantly reduced.

As we provide our services through the Internet, we are reliant on our ability to work with the different Internet browsers. The Internet browser market is extremely concentrated with Google’s Chrome, Microsoft’s Internet Explorer, Microsoft Edge and Mozilla’s Firefox, accounting for over 90% of the desktop browser market in the aggregate in 2018, and Google’s Chrome alone accounting for over 68%, based on StatCounter reports. In the past years, Internet browser providers such as Google and Microsoft made changes and updated their policies and technology in general, and specifically those relating to change of search settings. Each such change limits and constrains our ability to offer or change search properties. In addition, the desktop operating system market is very concentrated as well, with Microsoft Windows dominating over 80% of the market in 2018, and Apple operating systems accounting for 13% of that market, based on StatCounter reports. In addition, during 2015, Microsoft announced changes to its browser modifier detection criteria and issued a new operating system (Windows 10), which included a new default Internet browser (Edge). In addition, in June 2018 Google limited the ability to install Chrome browser extensions only from within the Chrome Web Store. Some of these changes limited our ability to maintain our users’ browser settings. If Microsoft, Google, Apple or other companies that provide Internet browsers, operating systems or other underlying platforms, effectively further restrict, discourage or otherwise hamper companies, like us, from offering or changing search services, this would continue to cause a material adverse effect on our revenue and our financial results.

Currently most individuals are using mobile devices to access the Internet, while substantial all of our search revenue generation and services are currently not usable on mobile platforms. Also, web-based software and similar solutions are impacting the attractiveness of downloadable software products.

The market related to desktop computers has accounted for substantial part of our search revenues. While the desktop usage remains stable, in recent years, there has been a trend towards shifting Internet usage from desktop computers to mobile devices such as mobile phones, tablets, etc. If this trend towards using the Internet on non-desktop devices accelerates and desktop usage will decline, our search offerings will become less relevant and may fail to attract publishers and web traffic. In addition, even if consumers do use our services, our revenue growth will still be adversely affected if we do not rapidly and successfully implement adequate revenue-generating models for mobile platforms to respond such decline in desktop.

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

As of December 31, 2018, we had convertible bonds outstanding having an aggregate principal amount of approximately NIS 57.4 million (then equivalent to approximately $15.3 million). In the event that we fail to comply with the terms or covenants of our convertible bonds and cannot obtain a waiver of noncompliance, we may face certain deteriorations in the terms of the convertible bonds, including, changes in the interest rate or be required to immediately repay all of our outstanding indebtedness and the bond trustee may be entitled to exercise the remedies available under the applicable agreement and applicable law.

In addition, in December 2018, ClientConnect Ltd. entered into a new loan facility with Mizrahi Tefahot Bank Ltd., an Israeli bank, in the amount of $25 million which includes certain financial covenants. For further information, see “Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources - Credit facilities”.

There is no assurance that our operating results will enable us to meet our covenants and financial ratios as of the end of each fiscal quarter. Our inability to comply with the repayment schedules, covenants or financial ratios under our debt instruments could result in a material adverse effect on us.

The terms of our credit facilities contain some restrictive covenants that may limit our business, financing and investing activities.

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

In addition, certain covenants also limit our flexibility in planning for, or reacting to, changes in our business and our industry. Complying with these covenants limits our cash management, our ability to pay dividends and may impair our ability to finance our future operations, acquisitions or capital needs or to engage in other favorable business activities.

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

We acquired Make Me Reach in February 2015 and Undertone in November 2015, and we may continue to acquire complementary products, technologies or businesses. Seeking and negotiating potential acquisitions to a certain extent diverts our management’s attention from other business concerns and is expensive and time-consuming. Acquisitions expose us and our business to unforeseen liabilities or risks associated with the business or assets acquired or with entering new markets. In addition, we lost and might continue to lose key employees and vendors while integrating new organizations and may not effectively integrate the acquired products, technologies or businesses or achieve the anticipated revenues or cost benefits, and we might harm our relationships with our future or current technology suppliers. Future acquisitions could result in customer dissatisfaction or vendor dissatisfaction or performance problems with an acquired product, technology or company. Paying the purchase price for acquisitions in the form of cash, debt or equity securities may weaken our cash position, increase our leverage or dilute our existing shareholders, as applicable. Furthermore, a substantial portion of the price paid for these acquisitions is typically for intangible assets. We may incur contingent liabilities, amortization expenses related to intangible assets or possible impairment charges related to goodwill or other intangible assets (which has occurred in the past) or become subject to litigation or other unanticipated events or circumstances relating to the acquisitions, and we may not have, or may not be able to enforce, adequate remedies in order to protect our Company. Moreover, acquisitions may end up in losses, unwanted results and waste of valuable resources, time and money.

In past years, we have recognized impairments in the carrying value of goodwill and purchased intangible assets. Additional such charges in the future could negatively affect our results of operations and shareholders’ equity.

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

 In 2017, we recorded an impairment charge in the total amount of approximately $85.7 million -see Item 5A “Operating and Financial Review and Prospects-Operating Results-Critical Accounting Policies and Estimates-Goodwill.” We will continue to conduct impairment analyses of our goodwill as required. Further impairment charges with respect to our goodwill would have a material adverse effect on our results of operations and shareholders’ equity in future periods.

Several shareholders may be able to control us.

As of March 10, 2019, we have several shareholders, that each beneficially holds more than 5% of our outstanding shares, including Mr. Dror Erez, who is currently a member of our board of directors. See Item 7.A for more information. To our knowledge, these shareholders are not party to a voting agreement with respect to our shares. However, should they or any other shareholders decide to act together, they may have the power to control the outcome of matters submitted for the vote of shareholders. In addition, such share ownership may make certain transactions more difficult and result in delaying or preventing a change in control of the company, unless approved by them.

Our share price has fluctuated significantly and could continue to fluctuate significantly.

The market price for our ordinary shares, as well as the prices of shares of other Internet companies, has been volatile. Between January 2018 and March 2019, our share price has fluctuated from a high of $4.05 to a low of $2.13, and the average trading volume has been relatively low. The following factors may cause significant fluctuations in the market price of our ordinary shares:

•	negative fluctuations in our quarterly revenues and earnings or those of our competitors;

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

As of March 10, 2018, there were outstanding an aggregate of 3,554,628 options to purchase our ordinary shares. As these securities vest, the holders thereof could sell the underlying shares without restrictions, except for the volume limitations under Rule 144 applicable to our affiliates.

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

A significant portion of our costs, primarily personnel expenses, are incurred in NIS. Inflation in Israel may have the effect of increasing the U.S. dollar cost of our operations in Israel. Further, whenever the U.S. dollar declines in value in relation to the NIS, it will become more expensive for us to fund our operations in Israel. A revaluation of one percent of the NIS as compared to the U.S. dollar could impact our income before taxes by approximately $0.1 million. The exchange rate of the U.S. dollar to the NIS has been volatile in the past, decreasing by approximately 1% in 2016 and by approximately 10% in 2017, and increasing by approximately 8% in 2018. As of December 31, 2018, we had a foreign currency net liability of approximately $17.0 million (which number includes approximately $15.3 million in NIS denominated convertible bonds that we issued in Israel in September 2014), and our total foreign exchange gain was approximately $1.0 million for the year ended December 31, 2018. To assist us in assessing whether or not, and how to, hedge risks associated with fluctuations in currency exchange rates, we have contracted a consulting firm proficient in this area. We may incur losses from unfavorable fluctuations in foreign currency exchange rates.

We do not intend to pay cash dividends.

Although we have paid cash dividends in the past, our current policy is to retain future earnings, if any, for funding growth and reducing our debt. If we do not pay dividends, long-term holders of our shares will generate a return on their investment only if the market price of our shares appreciates between the date of purchase and the date of sale of our shares.

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

Our listing on the Nasdaq Stock Market is contingent on our compliance with the NASDAQ’s conditions for continued listing. One of such conditions is maintaining a bid price for our ordinary shares of least $1.00 per share. In March 2018 the price of our ordinary shares dropped below $1.00 per share, and in June we regained compliance with Nasdaq's minimum bid price requirement. Further, on August 26, 2018, following the approval of a special general meeting of our shareholder held on August 2, 2018, we consummated a 3-to-1 reverse share split which also increased the bid price of our ordinary shares. Nevertheless, if our ordinary shares trade for 30 consecutive business days below the $1.00 minimum closing bid price requirement, Nasdaq will send us a deficiency notice giving us 180 calendar days to regain compliance, such as by effecting another reverse share split. There is no assurance that our share price will not decrease in the future below $1.00 per share for a period of 30 consecutive business days or, if it does, that we will be able to regain compliance in a timely manner. If our ordinary shares are delisted from Nasdaq, their liquidity and price may decline.

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

We depend on third party Internet, telecommunication and hosting providers to operate our websites and services. Temporary failure of these services, including catastrophic or technological interruptions, would materially reduce our revenues and damage our reputation, and securing alternate sources for these services could significantly increase our expenses and be difficult to obtain.

Our third-party Internet and telecommunication providers may experience disruptions, which would reduce our revenues and increase our costs. We own servers located in Israel, Europe and the United States and we also rent the services of approximately 600 servers located around the world, mainly through Amazon Web Services. Our servers include mainly web servers, application servers, data collection servers, data storage servers, data processing servers, mail servers and database servers. While we believe that there are many alternative providers of hosting and other communication services available to us, the costs associated with any transition to a new service provider could be substantial. Furthermore, although we maintain back-up systems for most aspects of our operations, we could still experience deterioration in performance or interruption in our systems, delays, and loss of critical data and registered users and revenues, in addition, the services of such providers could be vulnerable to damage or interruption from earthquakes, hurricanes, floods, fires, cyber security attacks, terrorist attacks, power losses, telecommunications failures and similar events. The occurrence of a natural disaster or an act of terrorism, a decision to close such providers facilities without adequate notice, or other unanticipated problems could result in lengthy interruptions to our services. The facilities of such providers also could be subject to break-ins, computer viruses, sabotage, intentional acts of vandalism and other misconduct.

Our systems are also not fully redundant and our disaster recovery planning may not be sufficient for all eventualities. In addition, we may have inadequate insurance coverage to compensate us for losses from a major interruption. Furthermore, interruptions in our website could materially impede our ability to attract new companies to advertise on our website and to maintain relationships with current advertisers. Difficulties of this kind could damage our reputation, be expensive to remedy and curtail our growth.

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

Many areas of the law affecting the Internet remain largely unsettled, even in areas where there has been some legislative action. This uncertainty can be compounded when services hosted in one jurisdiction are directed at users in another jurisdiction. For instance, European data protection rules may apply to companies which are not established in the European Union. The General Data Protection Regulation (which became effective in May 2018) presumably have an even wider territorial scope, broadened the definition of personal data to include location data and online identifiers, and imposes more stringent user consent requirements. Further, it includes stringent operational requirements for companies that process personal data and will contain significant penalties for non-compliance. Also in other relevant subject matters, such as cyber security, e-commerce, copyright and cookies, new European initiatives have been announced by the European regulators. To further complicate matters in Europe, to date, member States have some flexibility when implementing European Directives and certain aspects of the General Data Protection Regulation, which can lead to diverging national rules. Similarly, there have been laws and regulations adopted in Israel and throughout the United States (including the California Consumer Privacy Act (2018) which will become effective on January 1, 2020 and may affect us) that would impose new obligations in areas such as privacy, in particular protection of personally identifiable information and implementing adequate security measures to protect such information, and liability for copyright infringement by third parties. Therefore, it is difficult to determine whether and how existing laws, such as those governing intellectual property, privacy, data collection and protection, libel, marketing, data security and taxation, apply to the Internet and our business.

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

We collect, use, and maintain certain data about our customers, partners, employees and consumers. Such collection and maintenance of information is subject to data protection laws and regulations. A failure to comply with applicable regulations could result in class actions, governmental investigations and orders, administrative fines and criminal and civil liabilities, which could materially affect our operating results. Moreover, concerns about our collection, use, sharing or handling of such data or other privacy related matters, even if unfounded, could harm our reputation and operating results.

Although we strive to comply with the applicable laws and regulations and use our best efforts to comply with the evolving global standards regarding privacy and inform our customers of our business practices prior to any installations of our product and use of our services, it is possible that these laws may be interpreted and applied in a manner that is inconsistent with our data collection, use and preservation practices or that it may be argued that our practices do not comply with other countries’ privacy and data protection laws and regulations. In addition to the possibility of fines, such a situation could result in the issuance of an order requiring that we change our data collection or retention practices, which in turn could have a material adverse effect on our business. See “Item 4.B Business Overview — Government Regulation” for additional discussion of applicable regulations.

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

Following a US Supreme Court decision regarding the rights of individual states to tax out of state suppliers, certain states have adapted their statutes to expand taxation on out-of-state suppliers of goods and services. Some states are also pursuing legislative expansion of the scope of goods and services that are subject to sales and similar taxes as well as the circumstances in which a vendor of goods and services must collect such taxes. Furthermore, legislative proposals have been introduced in Congress that would provide states with additional authority to impose such taxes. Accordingly, it is possible that either federal or state legislative changes may require us to collect additional sales and similar taxes from our clients in the future which could impact our future sales, and therefore result in a material adverse effect on our revenue.

Certain countries in the European Union and elsewhere have recently proposed taxation on digital services including digital advertising, in various forms, such proposed taxes may have an impact on us.

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

Our revenues have been concentrated within the North American market, accounting for approximately 78% of our revenues for 2018. A significant reduction in the revenues generated in such market, whether as a result of a recession that causes a reduction in advertising expenditures generally or otherwise, which causes a decrease in our North American revenues, could have a material adverse effect on our results of operations.

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

Our principal executive offices are located in Israel. In addition, a number of our officers and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly affect our business and operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries, as well as terrorist acts committed within Israel by hostile elements. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations. During November 2012 and from July through August 2014, Israel was engaged in an armed conflict with a militia group and political party who controls the Gaza Strip, and during the summer of 2006, Israel was engaged in an armed conflict with Hezbollah, a Lebanese Islamist Shiite militia group and political party. In December 2008 and January 2009 there was an escalation in violence among Israel, Hamas, the Palestinian Authority and other groups, as well as extensive hostilities along Israel’s border with the Gaza Strip, which resulted in missiles being fired from the Gaza Strip into Southern Israel. Similar hostilities accompanied by missiles being fired from the Gaza Strip into Southern Israel, as well at areas more centrally located near Tel Aviv and at areas surrounding Jerusalem, occurred during November 2012 and July through August 2014. These conflicts involved missile strikes against civilian targets in various parts of Israel, including areas in which our employees and some of our consultants are located, and negatively affected business conditions in Israel. Since February 2011, Egypt has experienced political turbulence and an increase in terrorist activity in the Sinai Peninsula. Such political turbulence and violence may damage peaceful and diplomatic relations between Israel and Egypt, and could affect the region as a whole. Similar civil unrest and political turbulence has occurred in other countries in the region, including Syria, which shares a common border with Israel, and is affecting the political stability of those countries. Since April 2011, internal conflict in Syria has escalated, and chemical weapons have been used in the region. Foreign actors have and continue to intervene in Syria. This instability and any intervention may lead to deterioration of the political and economic relationships that exist between the State of Israel and some of these countries, and may have the potential for additional conflicts in the region. In addition, Iran has threatened to attack Israel and may be developing nuclear weapons. Iran also has a strong influence among extremist groups in the region, including Hamas in Gaza, Hezbollah in Lebanon and various rebel militia groups in Syria. These situations have escalated at various points in recent years and may escalate in the future to more violent events, which may affect Israel and us. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions and could harm our results of operations and could make it more difficult for us to raise capital. Parties with whom we do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements.

Our commercial insurance does not cover losses that may occur as a result of events associated with the security situation in the Middle East. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflicts or political instability in the region would likely negatively affect business conditions and could harm our results of operations.

Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, financial condition or the expansion of our business. A campaign of boycotts, divestment and sanctions has been undertaken against Israel, which could also adversely impact our business.

In addition, many Israeli citizens are obligated to perform several days, and in some cases more, of annual military reserve duty each year until they reach the age of 40 (or older, for reservists who are military officers or who have certain occupations) and, in the event of a military conflict, may be called to active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists. It is possible that there will be military reserve duty call-ups in the future. Our operations could be disrupted by such call-ups, which may include the call-up of members of our management. Such disruption could materially adversely affect our business, prospects, financial condition and results of operations.

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

See a discussion of our PFIC status in Item 10.E under “U.S. Federal Income Tax Considerations – Passive Foreign Investment Company Considerations.”

ITEM 4.          INFORMATION ON THE COMPANY

A.            HISTORY AND DEVELOPMENT OF THE COMPANY

Our History

We were incorporated in the State of Israel in November 1999 under the name Verticon Ltd., changed our name to IncrediMail Ltd. in November 2000 and in November 2011 changed our name to Perion Network Ltd. We operate under the laws of the State of Israel. Our headquarters are located at 26 HaRokmim Street, Holon 5885849, Israel. Our phone number is 972-73-398-1000. Our website address is www.perion.com. The information on our website does not constitute a part of this annual report. Our agent for service in the United States is Intercept Interactive Inc. d/b/a Undertone, which is located at One World Trade Center, 77th Floor, Suite A, New York, NY 10007.

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

Our SEC filings are available to you on the SEC’s website at http://www.sec.gov. This site contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The information on that website is not part of this annual report and is not incorporated by reference herein.

Principal Capital Expenditures

In 2016 and 2017, capital expenditures consisted of $1.5 million and $1.6 million, respectively, mainly from investments in computer hardware and software. In 2018, capital expenditures consisted of $ 2.0 million mainly from investments in computer hardware and software.

To date, we have financed our general capital expenditures with cash generated from operations and debt and equity financings. To the extent we acquire new products and businesses, these acquisitions may be financed by any of, or a combination of, cash generated from operations, or issuances of equity or debt securities.

B.            BUSINESS OVERVIEW

General
Perion is a global technology company that delivers advertising solutions to brands and publishers through innovative platforms that sit on top of the world's largest channels - digital advertising, social media, and search - enabling deeper and more meaningful experiences. Perion is committed to providing data-driven execution, from high-impact ad formats, unified social and mobile programmatic platform to branded search.

Overview

Our advertising solution delivered through Undertone, provides cutting-edge technology solutions for some of the world’s leading brands, agencies and publishers with whom we have long-standing and meaningful relationships. Its proprietary Synchronized Digital Branding addresses the most compelling pain points the industry faces, by combining data, distribution and creative to deliver cohesive stories across all critical touchpoints: screens, platforms and a transparent, customizable list of elite publishers. We do this while maintaining brand safety and applying quality filters. Our AI-driven platform delivers advertising solutions that eliminate fragmentation, assists publisher to generate much-needed revenue and, most importantly, ensures brand messaging is synchronized for contextual relevance. Our customers receive dedicated support throughout the full campaign cycle, including planning, creative services, client solutions, campaign management, performance and insights.

Our proprietary social marketing platform offers a dashboard for marketers that makes media buying more efficient on Facebook, Snapchat, Instagram, Twitter and other social networks and platforms. With our differentiated social marketing platform, customers can acquire users from the industry’s top-performing social traffic sources including Facebook, Twitter, Snapchat and Instagram, and can access their performance data and revenue information in one place, enabling them to make better, quicker and more intelligent decisions. We also help mobile application advertisers and developers improve user acquisition, maximize their return on investment and ultimately meet their business goals. The platform allows advertisers to control their marketing expenditures, planning and strategy in-house and utilize the technical tool to create better operational marketing efficiencies. We offer our customers the opportunity to easily and efficiently increase their expenditures, reduce churn and improve retention through engagement campaigns. Customers also receive ongoing analysis and optimization of their campaigns for increased return on investment and scaling of their key performance indicator goals.

Our focus on the advertising market is supported by our ability to generate significant revenues and profits by providing search-based monetization solutions for our publishers. These solutions are leveraged by enhanced analytics platform and capabilities to track and monitor their business performance. Publishers implement our solutions into their products and services and monetize them through our monetization solution. The amount of revenue generated as part of the monetization solution depends mainly on the amount search providers receive for advertisements, the ability of the search provider’s system in attracting advertisers and efficiently serve sponsored ads and algorithmic results in response to search queries. End users can choose to configure their browser settings through the search setting dialogue, giving them convenient access to search-engine providers, and the ability to conduct searches or follow links to advertisements that advertisers may display.

In addition, we continue to generate a small portion of our revenues through our consumer products - Smilebox, a product that enables people to tell the stories of their lives—big and small—in fun, simple and creative ways with fully customizable eCards, slideshows, invitations, collages and more, and IncrediMail, a unified messaging application that enables consumers to manage multiple email accounts in one place with an easy-to-use interface and extensive personalization features.

Industry Overview

Our advertising and search solutions address the largest worldwide digital ad spending. Our addressable market are advertisements which are mainly based on rich media, video, standard display and search. Based on eMarketer reports, digital advertising spend, including display, social, and search, is expected to account for 50% of total worldwide media advertising spend during 2019 and worldwide digital advertising spend expected to reach more than $333 billion in 2019 and beyond, increasing from $283 billion and from 46% of worldwide advertising spend in 2018.

Advertisers, including major brands, are increasingly allocating media advertising budgets to digital channels and formats. While we work with some advertisers directly, our primary advertising customers are advertising agencies, who are paid by brand advertisers to develop their media plans. We work with these advertisers and agencies to plan, design, deliver, manage, and measure their digital advertising campaigns. We generally do not enter into long term contracts with our advertising customers. We charge customers variable rates based on ad formats, campaign complexity, and creative requirements. We then engage in a consultative sales process to determine the best offering for that customer. Our customers generally purchase our products based on impressions served for each ad type, either using traditional insertion orders, or alternatively, programmatically. Programmatic customers benefit from increased automation, transparency and efficiency of their campaigns. All our advertising customers receive support throughout the campaign cycle, with service and support teams including planning, client solutions, campaign management, performance, and insights. Our advertising solutions and social marketing platform address the display advertising market through direct and programmatic media sales as well as managed and self-service advertising campaign management tools. Worldwide display advertising spend, including banners, rich media, video and social, is expected to reach $172 billion during 2019 and beyond, increasing from $145 billion in 2018, according to eMarketer.

Our search-related products address the search advertising market through syndication and redistribution agreements with premium search providers. Our search offering offers end users the ability to search the Internet via easily embedded in different search assets powered by premium search providers. Worldwide search advertising spend is expected to reach $141 billion in 2019, increasing from $120 billion during 2018, according to eMarketer. We are currently one of the largest redistributors of search monetization in the United States and we generate all our search revenues through our relationship with Microsoft. The fees payable by Microsoft are payable based on a share of the revenue generated as a result of searches conducted by end users who utilize the search engine that appears on our products, the publishers products, search assets and websites.

Strategy

Perion is a global technology company that offers compelling data-driven, digital advertising solutions and search monetization to the world’s best brands and publishers - at the core of which lay holistic customer experiences.

In 2017, Perion’s management commenced the implementation of a turnaround strategy that combines cost reduction and investment in differentiated technology to drive growth across our core activities as we compete in dynamic markets - technology is essential for our competitive advantage.

Through our advertising offering we target brands that are focused on their relationship with consumers. They recognize that their reputation and ability to compete are determined by meaningful connections that are sequentially delivered by relevant, high-quality creative, across all platforms in brand-safe environments.

Our Synchronized Digital Branding solution is differentiated by our award-winning ad units that deliver impactful and engaging messages, based on data-driven capabilities that reach consumers at the right time, with the right messages across all screens and platforms, through a transparent and customizable list of elite publishers.

In our search solution, we leverage our relationship with Microsoft to drive innovation and revenue as part of our ongoing effort to provide comprehensive and compelling search solutions and monetization tools to diversified publishers around the globe.

Technology

The technology of our advertising solution is designed to connect brands with consumers via digital interfaces. This is done through 7 key components:

•	Supply Management;
•	Demand Management;
•	High Impact Programmatic Market Place;
•	Creative platform;
•	Data Management;
•	Data lake; and
•	AI platform.

Supply Management:

The Supply management platform key function is to help manage relationships with our publishers by treating every impression opportunity from publishers in an optimal manner and according to business rules. That includes the understanding of what ads are allowed, what price is expected and what frequency is allowed from the point of view of the publisher. This platform also makes decisions to help meet the monetary expectations of our publishers. All components in our supply management platform are based on proprietary technology and are tailored to our specific needs and use cases.

Demand Management:

The Demand Management platform addresses the needs of brands. This involves few sub platforms including:

a.
Smart Planning – the planning platform provides a recommendation for campaign media plan that will hit the goals of the brand. Such plan includes recommendation of media tactics, targeting tactics, sequences and creative strategy based on benchmarks and past experiences of the brand.

b.
Campaign management – The planning platform pushes instructions to the campaign management system to execute. The campaign management system receives parameters like dates, volume level, creatives, list of supply sources and campaign goal.

c.
Cross social optimization - is a proprietary social platform that helps manage social campaigns across multiple social platforms and optimizes different targeting and or creative tactics to achieve the best results.

d.
Analytics Platform - is the system that helps the teams to report back to the brands on the results of their campaign investment proving the value for our customers. This is a flexible system that reports all the required data from impression delivered, budget invested, reach on the campaign, engagement with the ads etc. The analytics platform supports our data driven culture – providing business stakeholders full visibility of KPI’s on key processes. Data and reporting are accessed in a self-service manner and pre-build dashboards and reports.

High Impact Programmatic Marketplace

High Impact Programmatic Marketplace is a platform that allows our brands to buy from us in an automated fashion. This marketplace is built on the standard programmatic infrastructure so brands can use their system of choice to buy from us. The brands get full control and transparency of our inventory and can bid in real time to win available supply for their brand.

Creative Rich Media Platform

The creative platform is a key component of the system, it allows us to innovate very quickly on the experience that the end user will be expose to. The proprietary system is a full blown rich media platform comparable to point solutions in the market but tailored to our needs. In such fashion data is flowing seamlessly through the different components allowing for efficiencies and synergies.

Data Management Platform

Our data management platform (DMP) is at the heart of the Synchronized Digital Branding platform as a whole. Its main functionality is to manage available data on a user level. That is what a specific user was exposed to, how such user responded, what third party can report on such user etc. The DMP is connected to all key systems to inform campaign planning, delivery, optimization, creative optimization and analytics.

Data lake platform

Data is at the core of everything we execute and operate. The data lake platform manages raw level data across various data assets. The data is collected at scale and with well-defined schemas. Data assets managed in the data lake are used to support data driven processes and services like analytics processes and AI processes.

AI platform

The AI platform uses AI and machine learning to support the various phases of campaigns. The platform provides services powered by machine learning models built on top of our data platforms. The AI services are used across campaign life cycle: planning and in flight. Based on campaign to campaign learnings the AI generates better performance for our customers and improve efficiency by automating manual operational processes.

In our search offering, we differentiate ourselves by providing our publishers with three major technology-driven advantages:

•
Provide a user-friendly monetization solution, that enables them to engage users, by providing quality products and services, easy setup, while creating monetization through, non-intrusive and transparent means;

•	deliver analytics and optimization tools providing insights to our publishers that allow them to extend their reach and increase monetization with a positive return on investment; and

•	offer creative and flexible monetization models with scalable risk and reward, suited to the business of our publishers.

Products under Development

Our research and development activities are primarily conducted internally, focusing on the development of new high impact ad formats and platform-based solutions that will offer developers (i) standout brand experience (ii) effective distribution tools, (iii) increased monetization capabilities through content, and (iv) enhanced optimization via powerful, reliable, and easy-to-use analytics. Additionally, we focus our research and development efforts on developing new products and improving existing products through software updates and upgraded features. Our research and development department is divided into groups based on scientific disciplines and types of applications and products.

Breakdown of Revenues

Our search monetization solutions, advertising and other, are distributed and sold throughout the world (mainly in North America and Europe). The following table shows the revenues, presented in our statement of operations, generated by territory in the years ended December 31, 2016, 2017 and 2018.

	2016		2017		2018
	Search and other Revenues	Advertising Revenues	Search and other Revenues	Advertising Revenues	Search and other Revenues	Advertising Revenues
North America	75%	89%	70%	86%	65%	91%
Europe	20%	9%	24%	11%	29%	8%
Other	5%	2%	6%	3%	6%	1%
Total	100%	100%	100%	100%	100%	100%

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

 All employees and consultants are required to execute confidentiality covenants in connection with their employment and consulting relationships with us. These agreements (excluding those with our German and U.K. employees) also contain assignment and waiver provisions relating to the employee’s or consultant’s rights in respect of inventions. It should be noted that as of December 31, 2018, we have terminated our operations in Germany and the U.K and thus, as of the date of this annual report on Form 20-F we no longer employ German and U.K employees.

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

As a major part of our revenues stem from our offering of search properties, we compete with search engine providers themselves such as Google, Microsoft, Verizon Media, IAC and others. We also compete with many other companies offering consumer software, albeit totally different software, utilizing the same strategy, to offer their search properties, such as Interactive Corporation, Oath, System1 and others.

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

For example, we are subject to U.S. federal and state laws regarding copyright infringement, privacy and protection of user data, many of which are subject to regulation by the Federal Trade Commission. These laws include the Digital Millennium Copyright Act, which aims to reduce the liability of online service providers for listing or linking to third-party websites that include materials that infringe copyrights or the rights of others, and other federal laws that restrict online service providers’ collection of user information on minors as well as distribution of materials deemed harmful to minors. The California Consumer Privacy Act (2018) will become effective on January 1, 2020 and may affect us. Many U.S. states, such as California, are adopting statutes that require online service providers to report certain security breaches of personal data and to report to consumers when personal data will be disclosed to direct marketers. There are also a number of legislative proposals pending before the U.S. Congress and various state legislative bodies concerning data protection which could affect us. The interpretation of data protection laws, and their application to the Internet, is unclear and in a state of flux. There is a risk that these laws may be interpreted and applied in conflicting ways and in a manner that is not consistent with our current data protection practices.

Foreign data protection, privacy and other laws and regulations may affect our business, and such laws can be more restrictive than those in the United States. For example, in Israel, privacy laws require that any request for information for use or retention in a database be accompanied by a notice that indicates: whether a person is legally required to disclose such information or that such disclosure is subject to such person’s consent; the purpose for which the information is requested; and to whom the information is to be delivered. A breach of privacy under such laws is considered a civil wrong and subject to a significant fines and civil damages. Certain violations of the law are considered criminal offences punishable by imprisonment. In the European Union, similar data protection rules exist as well was privacy legislation restricting the use of cookies and similar technologies. Subject to some limited exceptions, the storing of information, or the gaining of access to information already stored, in the terminal equipment of a subscriber or user is only allowed on condition that the subscriber or user concerned has given his or her informed consent. Moreover, the General Data Protection Regulation (which became effective in May 2018) presumably have an even wider territorial scope, broadened the definition of personal data to include location data and online identifiers, and imposes more stringent user consent requirements. Further, it includes stringent operational requirements for companies that process personal data and will contain significant penalties for non-compliance. Also in other relevant subject matters, such as cyber security, e-commerce, copyright and cookies, new European initiatives have been announced by the European regulators. To further complicate matters in Europe, to date, member States have some flexibility when implementing European Directives and certain aspects of the General Data Protection Regulation, which can lead to diverging national rules.

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

D.            PROPERTY, PLANTS AND EQUIPMENT

Our headquarters are located in Holon, Israel. As of December 31, 2018 we lease approximately 30,946 square feet, excluding office space which we currently sublease. The lease expires in 2025, with an option to extend for two additional two-year periods, additionally, the lease agreement provides the Company (at its sole discretion, and by a 180-day prior written notice) with an option to terminate the lease in November 2019. Annual cost is approximately $0.6 million.

As of December 31, 2018, we lease approximately 53,430 square feet in various locations in the United States, excluding office spaces we currently sublease. Our primary locations, and their principal terms, are as follows:

	Square feet (net)	Annual Rent for 2018 in US$ in thousands (net)	Lease expires on (not including options)
New York, New York	40,310	$1,946	2019
Chicago, Illinois	3,984	$142	2023

In June 2018, Undertone entered into a lease agreement for an office at the World Trade Center (WTC) New York. The lease expires in May 2026, and the company, at its sole discretion, may terminate the lease on 2024. This new lease agreement replaces, effective as of January 2019, the previous lease agreement of Undertone at 340 Madison avenue.

In Chicago the Company amended its lease agreement during September 2018, mainly with respect to the size of space being leased. The lease agreement will expire in September 2023.

In addition, we lease offices in various locations throughout Europe. Our primary location, and its principal terms, are as follows:

	Square feet	Annual Rent for 2018 in US$ in thousands	Lease expires on (not including options)
Paris, France	6,200	$450	2019

During 2018 we closed three offices in Europe (Hamburg, Dusseldorf and London), the lease agreements having been either terminated or assigned. As of the date of this annual report on Form 20-F, we maintain offices in Paris and Barcelona.

In December 2018, we entered into a new lease agreement in Paris. This lease agreement will expire in March 2028, unless terminated earlier in accordance with its terms.

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

A.            OPERATING RESULTS

General

Perion is a global technology company that delivers advertising solutions to brands and publishers through innovative platforms that sit on top of the world's largest channels - digital advertising, social media, and search - enabling deeper and more meaningful experiences. Perion is committed to providing data-driven execution, from high-impact ad formats, unified social and mobile programmatic platform to branded search.

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

The following describes the nature of our principal items of income and expense:

Revenues

We generate our revenues primarily from two major sources: (i) search-generated and other revenues; and (ii) advertising. The following table shows our revenues by category (in thousands of U.S. dollars):

	Year Ended December 31,
	2016	2017	2018
Advertising	$140,111	$134,481	$125,977
Search and other	172,683	139,505	126,868
Total Revenues	$312,794	$273,986	$252,845

In 2017, revenues decreased by 12% compared to 2016, primarily due to the cleanup of our existing network, the churn of our legacy products and slower than expected brand spent in the first quarter of 2017 that relating to the uncertainty following the U.S. elections. In 2018, revenues decreased by 8% compared to 2017, primarily due to a result of Search and other revenues declining 9% due to churn of our legacy products and the network cleanup in the second quarter of 2017, along with a 6% decrease in our Advertising revenues mainly due to insufficient programmatic inventory to meet our demand for our programmatic high-impact ad units.

Cost of Revenues

Cost of revenues consists primarily of salaries and related expenses, license fees and payments for content and server maintenance. Cost of revenues were $24.7 million or 9% of revenues in 2017 and $23.8 million or 9% of revenues in 2018. The number of employees included in cost of revenues as of December 31, 2016, 2017 and 2018 were 87, 94 and 76, respectively.

Customer Acquisition Costs and Media Buy

Our customer acquisition costs consist primarily of payments to publishers and developers who distribute our search properties together with their products, as well as the cost of distributing our own products. Customer acquisition costs are primarily based on revenue share agreements with our traffic sources. Media buy costs consist mainly of the costs of advertising inventory incurred to deliver ads. Customer acquisition and media buy costs were $130.9 million or 48% of revenues and $128.4 million or 51% of revenues in 2017 and 2018, respectively. In search, the increase as a percentage of revenues is primarily due to churn of our legacy products, while in advertising, the increase is mainly attributed to product mix and due to the effect of header bidding and Chrome ad blocker.

Research and Development Expenses

Our research and development expenses consist primarily of salaries and other personnel-related expenses for employees primarily engaged in research and development activities, allocated facilities costs, subcontractors and consulting fees. Research and development expenses were $17.2 million or 6% of revenues in 2017 and $18.9 million or 7% of revenues in 2018. Our research and development expenditures in 2018 increased compared to the prior year, primarily as a result of reduction of capitalization expenses due to development completion of platforms during 2018.

The number of employees in research and development were 141, 117 and 86 as of December 31, 2016, 2017 and 2018, respectively.

Selling and Marketing Expenses

Our selling and marketing expenses consist primarily of salaries and other personnel-related expenses for employees primarily engaged in marketing activities, allocated facilities costs, as well as other outsourced marketing activity. Selling and marketing expenses were $52.7 million or 19% of revenues in 2017 and $38.9 million or 15% of revenues in 2018. The decrease was primarily due to restructuring efforts undertaken during 2017 and in the beginning of 2018; the savings resulted from reduction of headcount, close of office facilities and other cost optimizations. The number of employees in sales and marketing was 197, 167 and 141 as of December 31, 2016, 2017 and 2018, respectively.

General and Administrative Expenses (“G&A”)

Our general and administrative expenses consist primarily of salaries and other personnel-related expenses for executive and administrative personnel, allocated facilities costs, professional fees and other general corporate expenses. General and administrative expenses were $21.9 million or 8% of revenues in 2017 and $16.4 million or 7% of revenues in 2018. The decrease was primarily due to restructuring efforts undertaken during 2017 and in the beginning of 2018; the savings resulted from reduction of headcount, close of office facilities and other cost optimizations. The number of G&A employees was 110, 86 and 60 as of December 31, 2016, 2017 and 2018, respectively.

Restructuring Charges

In 2016, we incurred restructuring charges of $0.7 million, in connection with the restructuring plan of one of our consumer app development project, mainly to reduce workforce, close certain facilities, as well as other cost saving measures.

In 2017, there were no restructuring charges.

In 2018, we incurred restructuring charges of $2.1 million, in connection with the restructuring plan, mainly to reduce workforce, close certain facilities, as well as other cost saving measures.

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

In 2017, following an impairment review of our goodwill and intangible assets that were recognized in connection with the acquisition of Undertone, the Company recorded an impairment charge of $85.7 million to its Goodwill and intangible assets. Following an impairment review of our goodwill and intangible assets for 2018, it was concluded that no such impairment charges should be recorded in 2018.

Depreciation and amortization

Depreciation and amortization consist primarily of depreciation of our property and equipment and the amortization of our intangible assets as a result of our acquisitions. Depreciation and amortization expenses decreased by 41% from $16.6 million in 2017 to $9.7 million in 2018. This decrease is primarily attributable to the lower amortization of the acquired intangible assets from the Undertone acquisition, as a result of an impairment charge in 2017.

Income Tax Expense

A significant portion of our income is taxed in Israel and, as a result of the Undertone acquisition on November 30, 2015, in the United States. The standard corporate tax rate in Israel was 24% in 2017 and is 23% as of 2018. For our Israeli operations we have elected to implement a tax incentive program pursuant to a 2011 Israeli tax reform, referred to as a “Preferred Enterprise,” according to which a reduced tax rate of 16.0% is applied to our preferred income in 2016. In 2017 and 2018 we elected to implement the “Preferred Technological Enterprise” benefits pursuant to an amendment to the taxation laws which went into effect in 2017, under which a tax rate of 12% is applied to a portion of our income which qualifies for the benefits. Any other income which does not qualify for special benefits is subject to tax at the ordinary corporate income tax rate. With respect to U.S. tax, we expect to utilize accumulated losses we have from prior U.S. acquisitions. The federal statutory income tax rate in the United States was 35.0% in 2017 and 21% starting from 2018. Subsidiaries in Europe are taxed according to the tax laws in their respective countries of residence.

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

The Company recognizes that the IRS, the Financial Accounting Standards Board and the SEC are continuing to publish and finalize ongoing guidance with respect to the TCJA which may modify accounting interpretation for the TCJA, the Company will account for these impacts in the period in which any changes are enacted.

Due to the aggregated accumulated deficits of our foreign subsidiaries, we believe we are not subject to any transition tax under this provision of the TCJA.

Because of the complexity of the new GILTI tax rules, we have not yet completed our analysis of the GILTI tax rules and are not yet able to reasonably estimate the effect of this provision of the TCJA or make an accounting policy election for the ASC 740 treatment of the GILTI tax.

We should not be subject to BEAT during 2019 due to the gross domestic sales threshold.

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

In order to keep our competitive hiring position in the industry, following the Board approval in December 2017, we effected in 2018 an option repricing plan. Under the repricing plan, among others, options granted to all of our employees, with certain limited exceptions and other than our directors, were adjusted to have an exercise price per share equal to $3.24, which was the weighted average price of our ordinary shares on Nasdaq in the last 90 days prior to the date of approval of the plan by our board of directors as well as have a new vesting schedule. The total incremental fair value of these repriced options amounted to $1.5 million, and was determined based on the binomial pricing options model.

Total stock-based compensation expense recorded during 2018 was $2.7 million, of which $0.1 million was included in cost of revenues, $0.5 million in research and development costs, $0.8 million in selling and marketing expenses, and $1.3 million in general and administrative expenses.

As of December 31, 2018, the maximum total compensation cost related to options, granted to employees and directors not yet recognized amounted to $3.0 million. This cost is expected to be recognized over a weighted average period of 1.43 years.

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

Accounting for tax positions requires judgments, including estimating reserves for potential uncertainties. We also assess our ability to utilize tax attributes, including those in the form of carry forwards for which the benefits have already been reflected in the financial statements. We record valuation allowances for deferred tax assets that we believe are not more likely than not to be realized in future periods. While we believe the resulting tax balances as of December 31, 2018 are appropriately accounted for, the ultimate outcome of such matters could result in favorable or unfavorable adjustments to our consolidated financial statements and such adjustments could be material. See Note 14 of the Financial Statements for further information regarding income taxes. We have filed or are in the process of filing local and foreign tax returns that are subject to audit by the respective tax authorities. The amount of income tax we pay is subject to ongoing audits by the tax authorities, which often result in proposed assessments. We believe that we adequately provided for any reasonably foreseeable outcomes related to tax audits and settlement. However, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved, audits are closed or when statutes of limitation on potential assessments expire.

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

During 2017 we determined that certain indicators of potential impairment existed, which triggered goodwill impairment analysis for our reporting units. These indicators included a decrease in the Company’s share price and a miss of the targeted budget due to lower sales and higher media buy as a percentage of revenues. Accordingly, we determined that the carrying amount of the Undertone reporting unit exceeds its fair value and thus we recorded in 2017 an impairment charge of $65.7 million related to goodwill. No such impairment charges were recorded in 2018.

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

Upon determination that the carrying value of a long-lived asset may not be recoverable based upon a comparison of aggregate undiscounted projected future cash flows from the use of the asset or asset group to the carrying amount of the asset, an impairment charge is recorded for the excess of carrying amount over the fair value. We measure fair value using discounted projected future cash flows. We base our fair value estimates on assumptions we believe to be reasonable, but these estimates are unpredictable and inherently uncertain. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for our tangible and intangible long-lived assets subject to amortization. In 2017, we incurred impairment charges of $20.0 million related to intangible assets associated with our reporting units. In 2018, no such impairment charges were recorded.

Derivative and Hedge Accounting

During fiscal 2016, 2017 and 2018, approximately 13%, 9% and 9%, respectively, of our operating expenses, were denominated in NIS. In order to mitigate the potential adverse impact on cash flows resulting from fluctuations in the NIS exchange rate, we started to hedge portions of our NIS forecasted expenses with derivatives contracts. We implement hedge accounting under ASC-815, therefore, the effective portion of the change in fair value on the derivatives is reported as a component of other comprehensive income and gains or losses are reclassified into the relevant period earnings. We recognize in “financial income, net” the ineffective portion of a derivative change in fair value, if any, as well as the change in fair value of all non-designated under hedge accounting derivatives. We also entered into a cross currency interest rate SWAP agreement in order to translate our convertible debt (principal and interests) NIS cash flow into USD (see Note 8 and Note 10 of the Financial Statements). The SWAP contracts were not designated as hedging instruments and therefore gains or losses resulting from the change of their fair value are recognized in “financial income, net”. We estimate the fair value of such derivative contracts by reference to rates quoted in active markets.

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

Recent Accounting Standards

In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2016-02 (Topic 842) "Leases." Topic 842 supersedes the lease requirements in Accounting Standards Codification (ASC) Topic 840, "Leases." Under Topic 842, lessees are required to recognize assets and liabilities on the balance sheet for most leases and provide enhanced disclosures. Leases will continue to be classified as either finance or operating. This ASU is effective for annual periods beginning after December 15, 2018. The provisions of ASU 2016-02 are to be applied using a modified retrospective approach. In July 2018, the FASB issued Accounting Standards Update 2018-11, Leases (Topic 842). This update provides entities with an additional (and optional) transition method to adopt the new leases standard. Under this method, an entity initially applies the new leases standard at the adoption date and recognizes a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. Consequently, the prior comparative period’s financials will remain the same as those previously presented. The Company has elected to apply the guidance at the beginning of the period of adoption and not restate comparative periods.

The Company expects that the adoption of this standard will have a material effect on its consolidated financial statements. While the Company continues to assess all the effects of adoption, it currently believes that the most significant impact will be reflected in: (i) the recognition of new ROU assets and lease liabilities on the consolidated balance sheet for its operating leases of buildings, and vehicles, and (ii) the requirement to provide significant new disclosures regarding the Company's leasing activities. The Company, however, does not expect a material impact to its consolidated statements of income and consolidated statements of cash flow since the expense recognition under this new standard will be similar to current practice. The Company's financial income (expenses), net will be impacted by the revaluation of the lease liabilities in non-USD denominated currencies.

Following adoption of the new standard, the Company expects to recognize additional operating liabilities of $25.8 million, with corresponding ROU assets of approximately the same amount based on the present value of the remaining minimum rental payments under current leasing standards for existing operating leases.

The Company expects to elect the short-term lease recognition exemption for all leases that qualify. This means, for those leases, the Company will not recognize ROU assets or lease liabilities.

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

In February 2018, the FASB issued ASU 2018-02 “Income Statement—Reporting Comprehensive Income—Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income”. The guidance allows reclassification of stranded tax effects resulting from the Tax Cuts and Jobs Act from accumulated other comprehensive income to retained earnings. This guidance is effective for fiscal years beginning after December 15, 2018. The adoption of this guidance has no material impact on the Company’s consolidated financial statements.

In June 2018, the FASB issued ASU 2018-07 “Improvement to Nonemployee Share-Based Payments Accounting”. This guidance simplifies the accounting for non-employee share-based payment transactions. The amendments specify that ASC 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor’s own operations by issuing share-based payment awards. The guidance is effective for fiscal years beginning after December 31, 2018. The Company does not expect that the adoption of this guidance will have a significant impact on its consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13 “Fair Value Measurement (Topic 820)—Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement”. This guidance removes certain disclosure requirements related to the fair value hierarchy, modifies existing disclosure requirements related to measurement uncertainty and adds new disclosure requirements. The new disclosure requirements include disclosing the changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period and the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. Certain disclosures required by this guidance must be applied on a retrospective basis and others on a prospective basis. The guidance will be effective for fiscal years beginning after December 15, 2019, although early adoption is permitted. The Company is currently evaluating this guidance to determine the impact it may have on its consolidated financial statements.

Results of Operations

The following table presents, for the periods indicated, our costs and expenses of our continuing operations, by category (in thousands of U.S. dollars):

	Year ended December 31,
	2016	2017	2018
Cost of revenues	$25,924	$24,659	$23,757
Customer acquisition costs and media buy	140,210	130,885	128,351
Research and development	25,221	17,189	18,884
Selling and marketing	54,559	52,742	38,918
General and administrative	28,827	21,911	16,450
Depreciation and amortization	25,977	16,591	9,719
Restructuring costs	728	-	2,075
Impairment, net of change in fair value of contingent consideration	-	85,667	-
Total Costs and Expenses	$301,446	$349,644	$238,154

The following table sets forth, for the periods indicated, our statements of operations expressed as a percentage of total revenues (the percentages may not equal 100% because of the effects of rounding):

	Year Ended December 31,
	2016	2017	2018
Revenues:
Advertising	45%	49%	50%
Search and other	55	51	50
Total revenues	100%	100%	100%

Costs and expenses:
Cost of revenues	8%	9%	9%
Customer acquisition costs and media buy	45	48	51
Research and development	8	6	7
Selling and marketing	17	19	15
General and administrative	9	8	7
Depreciation and amortization	8	6	4
Restructuring charges	(* )	(* )	1
Impairment, net of change in fair value of contingent consideration	-	31	-
Total costs and expenses	96	127	94

Operating income (loss)	4	(27)	6
Financial expenses, net	3	2	2
Income (loss) before taxes on income	1	(29)	4
Income tax expense (benefit)	(* )	(3)	1
Loss from continuing operations	(1)	(26)	3
Loss from discontinuing operations, net	1	-	-
Net Income (loss)	(* )%	(26)%	3%

(*) less than 1%

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Revenues. Revenues decreased by 8%, from $274.0 million in 2017, to $252.8 million in 2018.

Search and other revenues. Search and other revenues decreased by 9% in 2018, from $139.5 million in 2017, to $126.9 million in 2018. This decrease was primarily due to the churn of our legacy products and the network cleanup in the second quarter of 2017.

Advertising revenues. Advertising revenues decreased by 6% in 2018, from $134.5 million in 2017, to $126.0 million in 2018. This decrease is attributable to insufficient programmatic inventory to meet our demand for our programmatic high-impact ad units.

Cost of revenues. Cost of revenues decreased by 4%, from $24.7 million in 2017, to $23.8 million in 2018. Cost of revenues remained stable in terms of the percentage of revenues, representing 9% of revenues in 2017 and 2018.

Customer acquisition costs (“CAC”) and media buy. CAC and media buy decreased by 2%, from $130.9 million or 48% of revenues in 2017, to $128.4 million or 51% of revenues in 2018. In search, the increase as a percentage of revenues is primarily due to churn of our legacy products, while in advertising, the increase is mainly attributed to product mix and due to the effect of header bidding and Chrome ad blocker.

Research and development expenses (“R&D”). R&D increase by 10%, from $17.2 million in 2017, to $18.9 million in 2018. The increase was primarily as a result of reduction of capitalization expenses due to development completion of platform during 2018.

Selling and marketing expenses (“S&M”). S&M expenses decreased by 26%, from $52.7 million in 2017, to $38.9 million in 2018. The decrease was primarily as a result of restructuring efforts undertaken during 2017 and in the beginning of 2018; the savings resulted from reduction of headcount, close of office facilities and other cost optimizations.

General and administrative expenses (“G&A”). G&A decreased by 25%, from $21.9 million in 2017, to $16.5 million in 2018. The decrease is primarily due to restructuring efforts undertaken during 2017 and in the beginning of 2018; the savings resulted from reduction of headcount, close of office facilities and other cost optimizations.

Restructuring costs. In 2018, the Company incurred a restructuring costs of $2.1 million in connection with the restructuring plan, mainly to reduce workforce, close certain facilities, as well as other cost saving measures. In 2017, no restructuring charges were recorded.

Depreciation and amortization. Depreciation and amortization expenses decreased by 41%, from $16.6 million in 2017, to $9.7 million in 2018. Depreciation and amortization consist primarily of depreciation of our property and equipment and the amortization of our intangible assets as a result of our acquisitions. The decrease is primarily attributable to the lower amortization of the acquired intangible assets from the Undertone acquisition, as a result of an impairment charge in 2017.

Impairment, net of change in fair value of contingent consideration. In 2017, the Company recorded an impairment charge of $85.7 million, classified as “Impairment charges” in the consolidated statements of income. No further impairment charges were recorded in 2018.

Taxes on income (benefit). Taxes on income increased by $11.6 million from a tax benefit of $(8.8) million in 2017, to a tax expense of $2.8 million in 2018. The increase was primarily a result of the decrease of deferred taxes on intangible assets in 2017.

Net income (loss) from continuing operations. Net income (loss) from continuing operations increased by $80.9 million, from a net loss of $72.8 million in 2017 to a net income of $8.1 million in 2018. The increase resulted primarily from the non-recurring impairment charge of $85.7 million that recorded in 2017.

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

Taxes on income (benefit). Taxes on income decreased by $9.0 million from $0.2 million in 2016 to a tax benefit of $(8.8) million in 2017. The decrease was primarily a result of impairment charges which resulted in a decrease of deferred taxes.

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

B.	LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2018, we had $43.1 million in cash, cash equivalents and short-term deposits, compared to $37.5 million at December 31, 2017. The $5.6 million increase is primarily the result of $32.8 million cash provided by operating activities offset by $23.0 million repayment of our short and long term debt and $4.2 million used in other investing activities.

For 2016, 2017 and 2018, our cash flows were as follows (in thousands of U.S. dollars):

	Year ended December 31
	2016	2017	2018
Net cash provided by continuing operating activities	$33,784	$36,013	$32,801
Net cash used in discontinued operating activities	(3,329)	-	-
Net cash provided by (used in) investing activities	28,084	(4,851)	(1,822)
Net cash used in financing activities	(52,607)	(23,840)	(23,009)
	$5,932	$7,322	$7,970

Net cash provided by continuing operating activities

In 2018, our operating activities provided cash in the amount of $32.8 million, primarily as result of income in the amount of $8.1 million, decreased by non-cash expenses, depreciation and amortization of $9.7 million, share-based compensation expenses of $2.7 million and net change of $12.8 million in operating assets and liabilities.

In 2017, our operating activities provided cash in the amount of $36.0 million, primarily as result of net loss in the amount of $72.8 million, decreased by non-cash expenses including, impairment charge of $85.7 million, depreciation and amortization of $16.6 million, share-based compensation expenses of $2.1 million and net change of $4.4 million in operating assets and liabilities.

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

Net cash provided by (used in) investing activities

In 2018, we used in our investing activities $1.8 million cash, primarily due $1.7 million invested in development costs that were capitalized, $1.9 million of proceeds from maturities of short-term bank deposits and $2.0 million invested in the purchase of property and equipment.

In 2017, we used in our investing activities $4.9 million cash, primarily due to $5.8 million invested in development costs that were capitalized, $2.5 million of proceeds from maturities of short-term bank deposits and $1.6 million invested in the purchase of property and equipment.

In 2016, our investing activities provided $28.0 million cash, primarily due to $34.0 million of proceeds from maturities of short-term bank deposits, partially offset by $4.6 million invested in capitalized development costs and $1.4 million invested in the purchase of property and equipment, net of proceeds from sale.

Net cash used in financing activities

In 2018, we used in our financing activities $23.0 million cash, primarily due to $36.5 million in repayments of long-term loans, $8.2 million repayment of our convertible bonds and $3.3 million used for the repayment of obligations related to the SweetIM acquisition, partially offset by $25.0 million proceeds from long-term loans following the new Mizrahi Credit facilities.

In 2017, we used in our financing activities $23.8 million cash, primarily due to $11.4 million in repayments of long-term loans, $7.9 million repayment of our convertible bonds, $7.0 million repayments of short-term loans, net and $2.5 million used for the repayment of obligations related to the Undertone acquisition, partially offset by $5.0 million proceeds from long-term loans.

In 2016, we used $52.6 million cash, primarily due to $29.5 million used for the repayment of obligations related to the Undertone acquisition, $9.5 million repayments of long-term loans, $7.6 million repayment of our convertible bonds, and $6.0 million repayments of short-term loans, net.

Credit facilities

On May 17, 2012, we entered into a loan agreement with two Israeli banks, pursuant to which we borrowed $10.0 million. On April 1, 2015, we amended the loan agreement to ensure the fulfillment of the financial covenants, effective December 31, 2014. As of December 31, 2016, we have fully repaid one of the loans, and as of April 30, 2017, we fully repaid the second loan.

On November 30, 2015, concurrent with the closing of the Undertone acquisition, Undertone entered into a new secured credit agreement with SunTrust Bank, Silicon Valley Bank and Comerica Bank, (Comerica Bank having been replaced in 2016 by Cadence Bank). This facility was repaid in full from the proceeds of the Bank Mizrahi facility. See “Bank Mizrahi credit facility” below.

Bank Mizrahi credit facility

On May 10, 2017, ClientConnect executed a credit facility with Mizrahi Tefahot Bank Ltd. (“Bank Mizrahi”), an Israeli bank, pursuant to which ClientConnect was permitted to borrow up to $17.5 million. This facility was repaid in full from the proceeds of the new Bank Mizrahi facility.

On December 17, 2018, ClientConnect executed a new loan facility with Bank Mizrahi in the amount of $25 million. Proceeds of the loan facility were applied to the refinancing of existing debt of ClientConnect with Bank Mizrahi as well as existing debt of Undertone with SunTrust Bank.

Principal on the loan is payable in twelve equal quarterly instalments beginning in March 2019. Interest on the loan at the rate of three-month LIBOR plus 5.7% per annum is payable quarterly. The credit facility is scheduled to mature on December 31, 2021.

The credit facility is secured by liens on the assets ClientConnect of and Undertone and is guaranteed by Perion and Undertone. Each such guarantee is limited in amount to $33 million. Financial covenants for the loan facility are tested at the level of Perion on a consolidated basis.

The major financial covenants under the Bank Mizrahi credit facility are as follows:

•	shareholders’ equity of at least $120 million at the end of each quarter (at least $80 million after repayment in full of the Bonds);

•	ratio of net financial indebtedness to twelve-month EBITDA of not more than 2.5 at the end of each quarter (less than 2.25 after repayment in full of the Bonds);

•	twelve-month EBITDA at the end of each quarter of not less than 40% of original aggregate principal amount of the bonds (not applicable after repayment in full of the Bonds); and

•	maintenance at all times of cash and cash equivalents in an amount equal to the lesser of (i) $10 million and (ii) the amount of the following payment of principal and interest.

As of December 31, 2018, the balance of the loan was $25.0 million out of which $16.7 million was classified as long-term debt and $8.3 million as current maturities.

As of December 31, 2018, we were in compliance with all of the foregoing covenants.

Series L Convertible Bonds

On September 23, 2014, we completed a public offering in Israel of Series L Convertible Bonds (the “Bonds”). The Bonds have an aggregate principal amount of approximately NIS 143.5 million (approximately $39.2 million), of which, as of December 31, 2018, approximately NIS 57.4 million are outstanding (approximately $15.3 million). The Bonds, which are listed on the TASE, are convertible into an aggregate of approximately 4.3 million ordinary shares, at a conversion price of NIS 100.815 per share (approximately $26.9 per share as of December 31, 2018). The principal of the Bonds is repayable in five equal annual installments commenced on March 31, 2016, with a final maturity date of March 31, 2020. The Bonds bear interest at the rate of 5% per year, subject to increases up to 6%, in the event of downgrades of our debt rating. On February 28, 2019, Standard & Poor’s Maalot Ratings Services reaffirmed our corporate credit rating of ilA-, with a stable outlook. The interest is payable semi-annually on March 31 and September 30 of each of the years 2015 through 2019, as well as a final payment on March 31, 2020.

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

Under the terms of our Bonds, our ability to make distributions is subject to various limitations. In addition, we are required to maintain and comply with the following financial covenants:

•	shareholders’ equity of at least $120 million at the end of each quarter;

•	ratio of net financial indebtedness to twelve-month EBITDA of not more than 2.5 at the end of each quarter;

•	twelve-month EBITDA at the end of each quarter of not less than 40% of original aggregate principal amount of the bonds; and

•	cash and cash equivalents of at least $10 million (and, six months prior to each principal payment date, a sufficient amount to repay the principal and interest then due).

As of December 31, 2018, we were in compliance with all of the foregoing covenants.

The Company may redeem the Bonds upon delisting of the Bonds from the TASE, subject to certain conditions. In addition, the Company may redeem the Bonds or any part thereof at its discretion, subject to certain conditions.

Private placement

On December 3, 2015, we completed a private placement of 1,478,966 ordinary shares for gross proceeds of $10 million, net of legal fees, pursuant to a securities purchase agreement with J.P. Morgan Investment Management Inc., as investment advisor to the National Council for Social Security Fund and 522 Fifth Avenue Fund L.P. (collectively referred to as the “Investors”). The purchase price per share was $6.846 per share, which was the average closing price of an ordinary share on the Nasdaq Global Select Market for the 30 trading days ending on December 1, 2015. According to a one-time price adjustment mechanism in the securities purchase agreement, on September 1, 2016, the per share purchase price was adjusted downward by 15%, and we issued to the Investors 260,993 additional ordinary shares.

Financing Needs

We believe that our current working capital and cash flow from operation are sufficient to meet our operating cash requirements for at least the next twelve months, including payments required under our existing bank loans and convertible bonds.

C.            RESEARCH, DEVELOPMENT, PATENTS AND LICENSES, ETC.

Our research and development activities are conducted internally by 86 persons at December 31, 2018. Research and development expenses were $25.2 million, $17.2 million and $18.9 million in the years ended December 31, 2016, 2017 and 2018, respectively. In 2018, our efforts were focused in adapting and maintaining compatibility with the ever-changing business landscapes and automation of our platforms and operating systems.

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

3.
Our search monetization revenue is predominantly within the desktop computers environment. The transition in recent years of consumer consumption of applications, services and content from desktop towards mobile platforms has accelerated and, as a result, an increasing share of advertising campaigns are channeled towards mobile platforms resulting in fewer consumer software downloadable products are being developed. To address this trend, we have shifted the growth focus of all parts of this business away from downloadable desktop software towards the monetization of other search assets.

4.
In past years the browser companies, particularly Google and Microsoft, as well as others, have been instituting policy changes, regulations and technologies that is making it increasingly difficult to change a browser’s settings even with user consent, including the ability to change a browser’s default search settings. Changing such settings has been a major part of the Company’s monetization model and until now we have been successful in dealing with these measures, within the framework allowed by these companies We continue to believe, as supported by the level of revenues over the last couple of years, that as the market continues to consolidate around accepted marketing practices, there remains sufficient business at a level sufficient to generate significant revenues and profits.

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

F.             TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes our contractual commitments as of December 31, 2018 and the effect those commitments are expected to have on our liquidity and cash flow in future periods. All numbers below are in US dollars in thousands.

	Payments Due by Period(****)
Contractual Commitments as of December 31, 2018	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 Years
Long-term debt, including current portion (*)	$25,000	$8,333	$16,667	$-	$-
Accrued severance pay (**)	1,676	-	-	-	1,676
Uncertain tax positions (ASC-740)	3,487	-	-	-	3,487
Convertible debt (*)	15,313	7,657	7,656	-	-
Payment obligation related to acquisitions (***)	1,813	1,813	-	-	-
Operating leases	36,520	5,102	11,753	9,743	9,922
Total	$80,322	$22,904	$36,076	$9,743	$11,598

(*)	Long-term debt and convertible debt obligations represent maximum repayment of principal and do not include interest payments due thereunder.
(**)
Prior notice to our executive employees as well as severance pay obligations to our Israeli employees, as required under Israeli labor law and as set forth in employment agreements, are payable only upon termination, retirement or death of the respective employee and are for the most part covered by ongoing payments to funds to cover such obligations.

(***)	Payment obligation related to acquisitions, represents the maximum cash payments we will be obligated to make under consideration arrangements with former owners of certain entities we acquired.

ITEM 6.          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.            DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our executive officers and directors as of March 10, 2019:

Name	Age	Position
Eyal Kaplan*(1)(2)	59	Chairman of the Board of Directors
Doron Gerstel	58	Chief Executive Officer; Director
Maoz Sigron	41	Chief Financial Officer
Dror Erez	49	Director
Sarit Firon*(1)(3)(4)	52	External Director
Rami Schwartz* (1) (3)	61	Director
Daniel E. Aks*(2)(3)(4)	59	External Director
Michael Vorhaus*(2) (4)	61	Director
Miki Kolko	56	Chief Technology Officer
Tal Jacobson	44	General Manager, CodeFuel
Ran Cohen	48	Senior Vice President, Product

*	“Independent director” under the Nasdaq Listing Rules.
(1)	Member of the investment committee.
(2)	Member of the nominating and governance committee.
(3)	Member of the compensation committee.
(4)	Member of the audit committee.

There are no arrangements or understandings between any of our directors or executive officers and any other person pursuant to which our directors or executive officers were selected.

Eyal Kaplan has been the chairman of the board of directors of the Company since May 2018. Mr. Kaplan is also the Chairman of Expand Investments, an advisory and consulting firm focusing on growth-through-innovation and corporate strategies. Prior to that, he was Managing General Partner with Walden Israel, a venture capital firm, during which time he was Director and Chairman of numerous portfolio companies. In 1990 he co-founded Geotek Communications, an international wireless communications company, and served as senior vice president with broad strategic, managerial and operational responsibilities until 1995. Mr. Kaplan has been a member of the Technion (Israel Institute of Technology) Council (executive board) since January 2014, where he chairs the Finance Committee and is a member of the Endowment Investment Committee. Since 2012 he has been a member of the Technion Board of Governors, a body of some 300 high-profile visionaries and decision makers with outstanding achievements in the fields of science, technology, economy, industry, culture and society. From 2007 to 2012, Mr. Kaplan was a member of the Advisory Committee of Caesarea Center for Capital Markets & Risk Management, and from 2005 to 2014, he was a member of the Advisory Committee of the Global Consulting Practicum at the Wharton School of the University of Pennsylvania. Mr. Kaplan holds an MBA from the Wharton School of the University of Pennsylvania, a Master of Arts in International Studies from the Lauder Institute of the University of Pennsylvania, and a Bachelor of Science degree (with Honors) in economics and management from the Technion - Israel Institute of Technology.

Doron Gerstel has been a director of the Company since May 2018, and the Chief Executive Officer of the Company since April 2017. In his previous role as CEO of Panaya Ltd., Mr. Gerstel led a company turnaround that saw an increase in annual revenue and the company’s acquisition by Infosys Limited. Mr. Gerstel has also held CEO positions at Nolio Ltd., Syneron Medical Ltd. and Zend Technologies Ltd. Mr.Gerstel holds a BSc. in Economics and Management from the Technion Institute of Technology in Haifa, and an MBA from Tel Aviv University.

Maoz Sigron has been the Chief Financial Officer of the Company since February 2018. Prior to that, since September 2017 until February 2018, Mr. Sigron served as our VP Finance. Previously, he served in various finance leadership and senior accounting positions at Tnuva Dairy Corporation, Allot Communications Ltd. (Nasdaq:ALLT) and Stratasys Ltd. (Nasdaq:SSYS) as well served as a CPA with PwC. Mr. Sigron holds a B.A in accounting and Economics from the College of Management.

Dror Erez has been a director of the Company since January 2014. In 2005, Mr. Erez co-founded Conduit and served as its Chief Technology Officer until January 2014, when he became Conduit’s President. Mr. Erez is also a member of the Conduit board of directors. Prior to founding Conduit, he served in various executive roles in private technology companies. He holds a B.A. in Physics and Computer Science from Bar Ilan University.

Sarit Firon has been an external director of the Company since January 2017. Since November 2014, Ms. Firon has been a managing partner of Cerca Partners, an Israeli venture capital fund. She has served at Extreme Reality Ltd., as its chief executive officer from December 2012 to November 2014 and as a director since December 2014. From November 2011 to November 2012, Ms. Firon was the Chief Financial Officer of Kenshoo Ltd. From November 2007 to October 2011, Ms. Firon was the Chief Financial Officer of MediaMind Technologies Inc., a Nasdaq listed company which was acquired by DG, Inc. in August 2011. From May 2005 to June 2007, Ms. Firon was the Chief Financial Officer of OliveSoftware and from January 2000 to October 2004, she was the CFO of P-Cube, a private company which was acquired in October 2004 by Cisco Systems, Inc. (Nasdaq:CSCO). From October 2004 to January 2005, Ms. Firon was employed by Cisco to be responsible for the post-merger integration of P-Cube. From January 1995 to December 1999, Ms. Firon served in various positions at Radcom Ltd. (Nasdaq:RDCM), including as its Chief Financial Officer from September 1997 to December 1999. Since July 2015, she has served as chairperson of the Board of myThings Israel Ltd. Since June 2014, Ms. Firon has served as a director of Mediwound Ltd. (Nasdaq:MDWD), and since June 2012, Ms. Firon has served as a director of Datorama Ltd. From October 2000 to December 2006, Ms. Firon served as a director of MetaLink Ltd. (OTCMKTS:MTLK). Ms. Firon holds a B.A. in Accounting and Economics from Tel-Aviv University, Israel.

Rami Schwartz has joined The Portland Trust as Managing Director of the Tel Aviv office in April 2018. Mr. Schwartz also serves as an advisory board member of Algosec. Previously, Mr. Schwartz was the President of the Amdocs Products and Amdocs Delivery groups for 7 years. Prior to joining Amdocs, Mr. Schwartz was the Chairman of Olive Software (acquired by ESW Capital), and Comply, the co-founder and CEO of Zizio and DigiHOO, and an EIR at Cedar Fund. Mr. Schwartz was CEO and director of Exanet (acquired by Dell) and General Manager of Precise Software (acquired by Veritas software) and an EIR at Cedar Fund. Mr. Schwartz holds a B.Sc. in excellence, in Mathematics and Computer Science from the Hebrew University in Jerusalem.

Daniel E. Aks has been an external director of the Company since August 2018. Since December 2017, Mr. Aks is the Chief Executive Officer of Antenna International, a story-maker and creative technology company devoted to cultural, iconic site and commercial attractions. Prior to Antenna, from December 2010 to December 2017 he was the owner of C3 Multimedia LLC., a consulting firm in the fields of information, education K-16 and media and during his term with C3 was, inter-alia, the Acting Chief Operating Officer for the Educational Records Bureau (ERB), a K-12 assessment organization serving private education and high performing public institutions (from March 2015 until December 2017). From January 2014 until December 2017, Mr. Aks was the Co-Founder of The EdTech Fund, an investment vehicle for seed capital investments in educational technologies. He also served as the Senior Vice President and Chief of Staff for McGraw-Hill Education (MHE) from September 2008 until November 2010 where he was responsible for information technology, public relations, strategy and business development, K-12 differentiated instruction pilots, and content management system development. From July 2007 until April 2008 he served as the Chief Operating Officer and Executive Vice President at The Greenspun Companies, where he had general management responsibility of the company’s magazine and companion web site businesses. Prior to that from January 2006 to July 2007, he held positions with MTV Networks (MTVN) as a Senior Vice President of both Operations and Consumer Products. Prior to MTVN from August 1999 to June 2004, Mr. Ask served PRIMEDIA’s Consumer Magazine Group as Chief Operating Officer, where he managed the Direct Response Advertising Group, Manufacturing, Production, Distribution, IT, Strategy, Business Development, Global Sourcing, and at times Circulation. He was also President of PRIMEDIA Consumer Magazine Internet Group during that term. Prior to joining PRIMEDIA, Mr. Aks was a partner with the Booz Allen Hamilton consulting firm where he specialized in business growth, operations strategy and restructuring in the media, education, telecommunications and consumer goods industries. Mr. Aks holds a BS in Manufacturing/Industrial Engineering and a B.A. in Business Administration from Rutgers University and earned an MBA from the Harvard University Graduate School of Business Administration, where he graduated with second-year honors.

Michael Vorhaus has been a director of the Company since April 2015. Starting December of 2018, Mr. Vorhaus has founded Vorhaus Advisors and is CEO of the firm. From 1994 to November 2018, he was in a variety of positions at of Frank N. Magid Associates, Inc., a research-based strategic consulting firm. From 1994 to 2008, he served as its Senior Vice President and Managing Director and from 2008 to 2018 he served as the President of Magid Advisor, a unit of Magid Associates. From 2013 to 2014, Mr. Vorhaus served as a director of Grow Mobile. In 1987, he founded Vorhaus Investments. Mr. Vorhaus holds a B.A. in Psychology from Wesleyan University and completed the Management Development Program at the University of California, Berkeley’s Haas School of Business.

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

Tal Jacobson has been the General Manager of CodeFuel since November 2018. Tal has been an executive in the Israeli high-tech industry for over 20 years. Previously to joining Perion, Tal served as the Chief Revenue Officer and Chief Business Development Officer at SimilarWeb. He also founded Monotizer, which provided a technology for generating traffic to online retailers. Previously, Tal was the VP of Business at McCann Erickson as well as held the position of CEO at Watchitoo - a video collaboration platform. Tal was also the Director of Business Development at AOL as part of the IM division (ICQ).

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

B.            COMPENSATION

The aggregate direct compensation we paid to our officers as a group (including our former officers, 11 persons) for the year ended December 31, 2018, was approximately $5.7 million, which included approximately $0.3 million that was set aside or accrued to provide for pension, retirement, severance or similar benefits. This amount includes bonuses paid to our officers pursuant to our executive bonus plan based on company performance measures, in accordance with our Compensation Policy for Directors and Officers. This amount does not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses, and other benefits commonly reimbursed or paid by companies in Israel.

The aggregate compensation we paid to our directors who are not officers for their services as directors as a group for the year ended December 31, 2018 was approximately $0.3 million. In addition, our directors are reimbursed for expenses incurred in order to attend board or committee meetings.

In the year ended December 31, 2018, we granted (i) options to purchase 283,667 ordinary shares to our officers, at a weighted average exercise price of $3.13 per share, and the latest expiration date for such options is October 2025. These options were granted under our Equity Incentive Plan, as amended, formerly known as the 2003 Israeli Share Option Plan (the “Incentive Plan”).

In 2018, we paid each of our non-executive directors $50,000 per year, subject to adjustment for changes in the Israeli consumer price index and applicable changes in the Israeli regulations governing the compensation of external directors. Each of our non-executive directors also received, an annual grant of options to purchase 8,333 ordinary shares under the Incentive Plan. Each option is exercisable for a term of five years at an exercise price per share equal to the average stock market price of the 90 days prior to the annual meeting of shareholders on which such option was granted, as reported by the Nasdaq Stock Market. The options vest in three equal installments on each anniversary of date of grant. Following termination or expiration of the applicable director’s service with the Company, provided that the termination or expiration is not for “cause” and is not a result of the director’s resignation, the options would retain their original expiration dates and, with respect to each grant, the upcoming tranche of options that are scheduled to vest immediately subsequent to the termination date, if any, will automatically vest and become exercisable. All unvested options held by the director will automatically vest and become exercisable upon a change of control of the Company, which is defined for this purpose as (i) a merger, acquisition or reorganization of the Company with one or more other entities in which the Company is not the surviving entity, (ii) a sale of all or substantially all of the assets of the Company; (iii) a transaction or a series of related transactions as a result of which more than 50% of the outstanding shares or the voting rights of the Company are beneficially owned by one person or group (as defined in the SEC rules).

The table below reflects the compensation granted to our five most highly compensated office holders during or with respect to the year ended December 31, 2018. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table below, “compensation” includes salary cost, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to the Company, as recognized in our financial statements for the year ended December 31, 2018, including the compensation paid to such Covered Executive following the end of the year in respect of services provided during the year. Each of the Covered Employees was covered by our D&O liability insurance policy and was entitled to indemnification and exculpation in accordance with applicable law and our articles of association. All numbers below are in US Dollars in thousands.

Name and Principal Position (1)	Salary Cost (2)	Bonus (3)	Equity-Based Compensation (4)	Total
Doron Gerstel, Chief Executive Officer	438	290	498	1,226
Michael Pallad, former President, Undertone	671	121	231	1,023
Mike Glover, former General Manager, CodeFuel Business Unit	440	350	133	923
Ran Cohen, Senior Vice President, Product	455	110	42	607
Miki Kolko, Chief Technology Officer	303	67	187	557

(1)	Unless otherwise indicated herein, all Covered Executives are employed on a full-time (100%) basis.

(2)
Salary cost includes the Covered Executive’s gross salary plus payment of social benefits made by the Company on behalf of such Covered Executive. Such benefits may include, to the extent applicable to the Covered Executive, payments, contributions and/or allocations for savings funds (e.g., Managers’ Life Insurance Policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, risk insurances (e.g., life, or work disability insurance), payments for social security and tax gross-up payments, vacation, car, medical insurances and benefits, phone, convalescence or recreation pay and other benefits and perquisites consistent with the Company’s policies.

(3)	Annual bonuses granted to the Covered Executives based on formulas set forth in the annual compensation plan approved by the Board of Directors.

(4)
Represents the equity-based compensation expenses recorded in our consolidated financial statements for the year ended December 31, 2018. Such numbers are based on the option grant date fair value in accordance with accounting guidance for equity-based compensation and does not necessarily reflect the cash proceeds to be received by the applicable officer upon the vesting and sale of the underlying shares. For a discussion of the assumptions used in reaching this valuation, see Note 2 to our Financial Statements.

Compensation Terms of our Chief Executive Officer

Doron Gerstel serves as our Chief Executive Officer from April 2017 and as a director of the Company since May 2018. His monthly base salary is NIS 95,000 (equivalent to approximately $25,350), and he is entitled for customary benefits (including those mandated by applicable law and/or generally provided to other executive officers of the Company), including managers’ insurance or pension arrangement, disability insurance, severance pay (pursuant to Section 14 of the Severance Pay Law), educational savings fund, private health insurance, indemnification, liability insurance (including for the period of seven years following termination), convalescence pay, meal plan, cellular telephone and personal computer. Mr. Gerstel is not compensated for his role as director.

Mr. Gerstel is also entitled for up to a maximum of nine (9) monthly salaries, based on the Company’s achievement of its annual EBITDA and revenue targets, as determined by the Board of Directors for the applicable fiscal year. One-half of the bonus will be payable if the EBITDA target is fully achieved and the other one-half of the bonus will be payable if the revenue target is fully achieved, subject to the following:

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

In addition, Mr. Gerstel was granted with two stock option grants under the Company’s Incentive Plan: (i) option to purchase up to 387,278 ordinary shares at an exercise price per share of $4.98 (which was the approximate market price per ordinary shares on the Nasdaq Stock Market on the date of the employment agreement); and (ii) option to purchase up to 387,278 ordinary shares at an exercise price per share of $7.89 (together, the “Options”).

The Options are exercisable for cash or on a “cashless” basis, at the election of Mr. Gerstel, and have a term of six years, which will not be reduced in the event that employment terminates prior thereto, except in the event of termination for “Cause” (as defined in the employment agreement). The Options vest during the term of employer-employee relations, in quarterly installments, over a period of four years. The vesting schedule of the Options will fully accelerate (i) upon the closing of a “Transaction” (as defined below) or (ii) if the employee is terminated without “Cause” or if he resigns as a result of being demoted or relocated, in each case, within 12 months following a “Change of Control” (as defined below).

Each grant constitutes approximately 1.5% of the outstanding ordinary shares as of March 10, 2019.

At the annual general meeting of our shareholders held on February 15, 2018, and as part of a cross-company repricing plan designed mainly to keep our competitive hiring position in the industry, the repricing of options granted to Mr. Gerstel was approved. The first tranche of 387,278 options was adjusted to have an exercise price per of $3.24 (which is equal to the weighted average price of our ordinary shares on Nasdaq in the last 90 days prior to the date of approval of the repricing plan by our board of directors) (the “Adjusted Exercise Price”), and the second tranche of 387,278 options was adjusted to have an exercise price per share equal to $4.23, which is 130% of the Adjusted Exercise Price.

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

“Change of Control” will occur if any person or “group” of persons becomes the “beneficial owner” (as such terms are used for purposes of Section 13(d) of the U.S. Securities Exchange Act of 1934, as amended), directly or indirectly, of 35% or more of the outstanding share capital of the Company, excluding a reorganization resulting in the Company being held by an entity beneficially owned by the holders of the Company’s share capital immediately prior to the transaction or any Change in Board Event (as defined below).

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

The employment term is for an indefinite period. During the first 24 months of employment, we may terminate the employment upon nine months’ prior notice and Mr. Gerstel may resign upon six months’ prior notice. Thereafter, we may terminate the employment upon 12 months’ prior notice and Mr. Gerstel may resign upon nine months’ prior notice. During the notice period, Mr. Gerstel will be entitled to all benefits under the employment agreement, including the continued vesting of stock options, even if the Company’s waives its right to continued service. In the event of termination for “Cause” (as defined in the employment agreement), we may terminate the employee without prior notice.

We also have employment agreements with our other executive officers. These agreements usually do not contain any change of control provisions and otherwise contain salary, benefit and non-competition provisions that we believe to be customary in our industry.

At an extraordinary meeting of our shareholders scheduled to take place on April 11, 2019, the following changes to Mr. Gerstel’s compensation are standing for a vote and approval of our shareholders:

(a)
A time-limited increase of the base monthly salary by a gross monthly amount of NIS 36,270, following of which the gross monthly salary will be NIS 131,270. Subject to the approval of the shareholders, Mr. Gerstel’s amendment of the base monthly salary will become effective as of January 15, 2019 and will continue for a period of one (1) year following the date of the shareholders meeting;

(b)
An annual bonus of up to 12 monthly salaries (instead of 9 monthly salaries), subject to performance matrix to be approved by the Company’s compensation committee and board of directors on an annual basis, while up to 25% of such annual bonus may be discretionary and not subject to measurable performance indexes; and

(c)
A one-time grant of options to purchase 150,000 Ordinary Shares, with a 3-year vesting schedule (the options will vest on a quarterly basis in equal tranches over a three-year period), commencing on January 15, 2019 (in this section (c), the “Option”). The exercise price per share for the shares underlying the Option will be as follows: (i) the first 75,000 of shares underlying the Option will be exercised at a price per share equal to $2.87, which is the weighted average closing price of our ordinary shares on Nasdaq in the last 90 days prior to the date of approval of the grant by our board of directors on February 12, 2019, as reported by the Nasdaq Stock Market (the “Base PPS”); and (ii) the remaining 75,000 of shares underlying the Option will be exercised at a price per share equal to $3.30 which is a price15% higher than the Base PPS. The Option will be subject to the terms and conditions of our Equity Incentive Plan, as amended (in this section (c), the “Plan”) and the terms of the option agreement to be issued to Mr. Gerstel pursuant to the Plan, which Mr. Gerstel will be required to sign as a condition to receiving the Option. The vesting schedule of the Option will fully accelerate in accordance of the acceleration provisions of the options previously granted to Mr. Gerstel (with change in the board event measured as of the date of the shareholders meeting).

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

As of March 10, 2019, our board of directors consists of seven directors, two of whom qualify as “external directors” under Israeli law and have also been determined by our board of directors to qualify as “independent directors” for the purpose of the Nasdaq Listing Rules. Other than our external directors, who are subject to special election requirements under Israeli law, our directors are elected in three staggered classes by the vote of a majority of the ordinary shares present and entitled to vote at meetings of our shareholders at which directors are elected. The members of only one staggered class will be elected at each annual meeting for a three-year term, so that the regular term of only one class of directors expires annually. Our annual meeting of shareholders is required to be held at least once during every calendar year and not more than fifteen months after the last preceding meeting. The external directors are not assigned to a class and are elected in accordance with the Companies Law.

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

External Directors

Under the Companies Law, Israeli companies whose shares have been offered to the public in or outside of Israel are required to appoint at least two individuals to serve as external directors. Our external directors under the Companies Law are, Ms. Sarit Firon, whose initial three-year term commenced on January 6, 2017 and Mr. Daniel E. Aks, whose initial three-year term commenced on September 28, 2018.

External directors are required to possess independence and professional qualifications as set out in the Companies Law and regulations promulgated thereunder. Each committee of a company’s board of directors that is authorized to exercise any powers of the board of directors is required to include at least one external director. The audit committee and the compensation committee must include all the external directors.

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

Audit Committee

Our audit committee is comprised of Ms. Sarit Firon (Chairperson), Mr. Daniel E. Aks and Mr. Michael Vorhaus, and operates pursuant to a written charter.

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

Compensation Committee

Our compensation committee is comprised of Ms. Sarit Firon (Chairperson), Mr. Daniel E. Aks and Mr. Rami Schwartz, all of whom satisfy the respective “independence” requirements of the Companies Law, SEC and Nasdaq Listing Rules for compensation committee members. Our compensation committee meets at least once each quarter, with additional special meetings scheduled when required.

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

Investment Committee

Our investment committee is comprised of Mr. Eyal Kaplan (Chairperson), Ms. Sarit Firon and Mr. Dror Erez. The Investment Committee is responsible for formulating the overall investment policies of the Company, and establishing investment guidelines in furtherance of those policies. The Committee monitors the management of the portfolio for compliance with the investment policies and guidelines and for meeting performance objectives over time as well as assist the board of directors in fulfilling its oversight responsibility for the investment of assets of the company.

Nominating and Governance Committee

Our nominating and governance committee is comprised of Mr. Michael Vorhaus (Chairperson), Mr. Eyal Kaplan, and Ms. Sarit Firon, and operates pursuant to a written charter. It is responsible for making recommendations to the board of directors regarding candidates for directorships and the size and composition of the board. In addition, the committee is responsible for overseeing our corporate governance guidelines and reporting and making recommendations to the board concerning corporate governance matters. Under the Companies Law, nominations for director are generally made by our board of directors but may be made by one or more of our shareholders pursuant to applicable law and our articles of association.

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

D.            EMPLOYEES

The breakdown of our employees, by department, as of the end of each of the past three fiscal years is as follows:

	December 31,
	2016	2017	2018
Cost of sales	87	94	76
Research and development	141	117	86
Selling and marketing	197	167	141
General and administration	110	86	60
Total	535	464	363

As of December 31, 2018, 129 of our employees were located in Israel, 184 of our employees were located in the United States and 50 employees were located in Europe.

In Israel we are subject to certain labor statutes and national labor court precedent rulings, as well as to some provisions of the collective bargaining agreements. These provisions of collective bargaining agreements apply to our Israeli employees by virtue of extension orders issued in accordance with relevant labor laws by the Israeli Ministry of Economy and Industry, and which apply such provisions under the extension orders to certain or all Israeli employees including our employees even though they are not directly part of a union that has signed a collective bargaining agreement. The laws and labor court rulings that apply to our employees principally concern, among others, minimum wage laws, procedures for dismissing employees, determination of severance pay, leaves of absence (such as annual vacation or maternity leave), sick pay and other conditions for employment. The extension orders which apply to our employees principally concern, among others, the requirement for the length of the workday and the work-week, annual recuperation pay and commuting expenses, and payments to pension funds. As mentioned above, we are required to insure all of our employees by a comprehensive pension plan or a managers’ insurance according to the terms and the rates detailed in the order. In addition, Israeli laws determine minimum wages for workers, minimum paid leave or vacation, sick leave, working hours and days of rest, insurance for work-related accidents, determination of severance pay, the duty to give notice of dismissal or resignation and other benefits and terms of employment. We have never experienced a work stoppage, and we believe our relations with our employees are good.

Israeli law generally requires the payment of severance by employers upon the retirement or death of an employee or upon termination of employment by the employer or, in certain circumstances, by the employee. Most of our agreements with employees in Israel contain an arrangement made in accordance with Section 14 of the Severance Pay Law, 1963 (“Section 14”), where our contributions for severance pay are paid in lieu of any severance liability. Upon termination of employment, for any reason, and subject to contribution of the employee’s entire monthly salary, and release of the policy to the employee, no additional severance payments are required to be made by us to the employee. Additionally, the related obligation and amounts deposited pursuant to such obligation are not stated on the balance sheet, as we are legally released from any obligation to employees once the deposit amounts have been paid. Our liability for severance pay to employees not under Section 14 is calculated pursuant to Israel’s Severance Pay Law based on the employees’ most recent monthly salary, multiplied by the number of years of their employment, or a portion thereof, less the amounts accumulated in the employees' severance fund. The severance liability with respect to employees that are not subject to Section 14 is partially covered under the monthly deposits into severance funds for the benefit of the employees and by an accrual. The deposited funds include profits (losses) accumulated up to the balance sheet date. As of December 31, 2018, our net accrued unfunded severance obligations totaled $115 thousand.

Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which covers, amongst other benefits, payments for state retirement benefits and survivor benefits (similar to the United States Social Security Administration), as well as state unemployment benefits. These amounts also include payments for national health insurance. The payments to the National Insurance Institute can equal up to approximately 19.6% of wages subject to a cap if an employee’s monthly wages exceed a specified amount, of which the employee contributes up to approximately 12% and the employer contributes approximately 7.6%.

E.             SHARE OWNERSHIP

Security Ownership of Directors and Executive Officers

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of March 10, 2019 by all of our directors and executive officers as a group and by each officer and director who beneficially owns 1% or more of our outstanding ordinary shares.

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

Except as indicated in the footnotes to this table, each officer and director in the table has sole voting and investment power for the shares shown as beneficially owned by them. Percentage ownership is based on 26,009,971 ordinary shares outstanding as of March 10, 2018.

Name	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Outstanding
Dror Erez (1)	1,558,546	6.0%
All directors and officers as a group (11 persons) (2)	2,104,360	8.1%

(1) Based upon information provided to us by Mr. Erez. Includes options to purchase 19,999 ordinary shares that are vested or will vest, within 60 days of March 10, 2019. Mr. Erez serves as a director of the Company.
(2) Includes options to purchase 565,813 ordinary shares, that are vested or will vest within 60 days of March 10, 2019.

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

Under the Incentive Plan, as amended from time to time, we may grant to our directors, officers, employees, consultants, advisers, service providers and controlling shareholders options to purchase our ordinary shares, restricted shares and RSUs. As of December 31, 2018, a total of 3,961,472 ordinary shares were subject to the Incentive Plan. As of March 10, 2019, options to purchase a total of 3,554,628 ordinary shares were outstanding under our Incentive Plan, of which options to purchase a total of 1,592,117 ordinary shares were held by our directors and officers (11 persons) as a group. The outstanding options are exercisable at purchase prices which range from $2.25 to $14.67 per share. Any expired or cancelled options are available for reissuance under the Incentive Plan.

Our Israeli employees and directors may be granted awards under Section 102 (“Section 102”) of the Israeli Income Tax Ordinance (the “Tax Ordinance”), which provides them with beneficial tax treatment, and non-employees (such as service providers, consultants and advisers) and controlling shareholders may only be granted awards under another section of the Tax Ordinance, which does not provide for similar tax benefits. To be eligible for tax benefits under Section 102, the securities must be issued through a trustee, and if held by the trustee for the minimum required period, the employees and directors are entitled to defer any taxable event with respect to the award until the earlier of (i) the transfer of securities from the trustee to the employee or director or (ii) the sale of securities to a third party. Our board of directors has resolved to elect the “Capital Gains Route” (under Section 102) for the grant of awards to Israeli grantees under the Incentive Plan. Based on such election, and subject to the fulfillment of the conditions of Section 102, under the Capital Gains Route, gains realized from the sale of shares issued pursuant to the Incentive Plan will generally be taxed at the capital gain rate of 25%, provided the trustee holds the securities for 24 months following the date of grant of the award. To the extent that the market price of the ordinary shares at the time of grant exceeds the exercise price of the award or if the conditions of Section 102 are not met, tax will be payable at the time of sale at the marginal income tax rate applicable to the employee or director (up to 50% in 2018). We are not entitled to recognize a deduction for Israeli tax purposes on the capital gain recognized by the award holder upon the sale of shares pursuant to Section 102. The voting rights of any shares held by the trustee under Section 102 remain with the trustee.

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

ITEM 7.          MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.            MAJOR SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our shares as of March 10, 2019, by each person or entity known by us to beneficially own 5% or more of our outstanding Ordinary Shares.

Beneficial ownership of shares is determined in accordance with the Exchange Act and the rules promulgated thereunder, and generally includes any shares over which a person exercises sole or shared voting or investment power. Ordinary Shares that are issuable pursuant to an outstanding right within 60 days of a specified date are deemed to be outstanding and beneficially owned by the person holding the right for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

For the purpose of calculating the percentage of shares beneficially owned by any shareholder, this table lists the applicable percentage ownership based on 26,009,971 Ordinary Shares issued and outstanding as of March 10, 2019 (such amount excludes 115,339 Ordinary Shares held by the Company).

Except as indicated in the footnotes to this table, to our knowledge, each shareholder in the table have voting and investment power for the shares shown as beneficially owned by such shareholder, except to the extent the power is shared by spouses under community property law. Our major shareholders do not have different voting rights than our other shareholders.

Name of Beneficial Owner	Shares Beneficially Owned
	Number	Percentage

Benchmark Israel II, L.P.(1)	3,096,296	11.90%
Zack and Orli Rinat(2)	2,161,449	8.31%
EA2K Ltd.(3)	1,800,000	6.92%
Dror Erez(4)	1,538,547	5.92%
Ronen Shilo(5)	1,462,644	5.62%
J.P. Morgan Investment Management Inc.(6)	1,401,022	5.39%

(1)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13G/A filed with the SEC on February 11, 2019, by Benchmark Israel II, L.P. (“BI II”) and affiliates. BCPI Partners II, L.P. (“BCPI-P”), the general partner of BI II, may be deemed to have sole power to vote and dispose of the 3,096,296 Ordinary Shares directly held by BI II. BCPI Corporation II (“BCPI-C”), the general partner of BCPI-P, may be deemed to have sole power to vote and dispose of the shares directly held by BI II. Michael A. Eisenberg and Arad Naveh, the directors of BCPI-C, may be deemed to have shared power to vote and dispose of the shares directly held by BI II. 94,294 Ordinary Shares are held in nominee form for the benefit of persons associated with BCPI-C. BCPI-P may be deemed to have sole power to vote and dispose of these shares, BCPI-C may be deemed to have sole power to vote and dispose of these shares and Messrs. Eisenberg and Naveh may be deemed to have shared power to vote and dispose of these shares. The Address of BI II is 2965 Woodside Road Woodside, California 94062s.

(2)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13G filed with the SEC on January 16, 2014, by Zack and Orli Rinat. The Ordinary Shares are held by Zack Rinat and Orli Rinat as community property. The address of Zack and Orli Rinat is 26319 Esperanza Drive Los Altos Hills, CA.

(3)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13G/A filed with the SEC on January 30, 2019, by EA2K Ltd. (“EA2K”). Baruch Erlich controls EA2K, and by reason of such control may be deemed to have shared power to vote and dispose of the 1,800,000 Ordinary Shares directly held by EA2K. The Address of each ofEA2K and Baruch Erlich is 12 Mevo Habustan St. Har Adar 90836, Israel.

(4)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13D/A filed with the SEC on February 20, 2019. Mr. Erez serves as a director of the Company. The Address of Mr. Erez is Dror Erez c/o Conduit Ltd., 2 Ilan Ramon St. Ness-Ziona 7403635, Israel.

(5)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13D/A filed with the SEC on February 20, 2019. The Address of Mr. Shilo is Ronen Shilo c/o Conduit Ltd., 2 Ilan Ramon St. Ness-Ziona 7403635, Israel.

(6)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13G/A filed with the SEC on December 11, 2017, by JPMIM, DGF, and Condor. Consists of 1,401,022 Ordinary Shares directly held by Project Condor LLC (“Condor”). PEG Digital Growth Fund L.P. (“DGF”) owns 98.75% of the membership interests of Condor. As the holder of the majority of the membership interests of Condor, DGF manages Condor and has shared voting or dispositive power over the 1,401,022 Ordinary Shares held by Condor. J.P. Morgan Investment Management Inc. (“JPMIM”) serves as investment advisor to DGF. The address for JPMIM, DGF and Condor is 320 Park Avenue, New York, New York 1002.

To our knowledge, there has not been any significant changes in the percentage of ownership held by our major shareholders during the past three years preceding the date of this annual report on Form 20-F.

To our knowledge, as of March 10, 2019, we had 10 shareholders of record of which 9 (excluding the Depository Trust Company) were registered with addresses in the United States. These U.S. holders were, as of such date, the holders of record of approximately 5.18% of our outstanding shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees.

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

Legal Proceedings

On November 7, 2012, we entered into a Share Purchase Agreement with SweetIM Ltd., SweetIM Technologies Ltd., the shareholders of SweetIM and Nadav Goshen, as Shareholders’ Agent, according to which we purchased 100% of the issued and outstanding shares of SweetIM Ltd. Under the terms of the Share Purchase Agreement, among other things, a third payment of up to $7.5 million in cash was due in May 2014, if certain milestones were met. The milestones are based on our revenues in the fiscal year of 2013 and the absence of certain changes in the industry in which we operate. We believe that that the terms of the Share Purchase Agreement require us to pay only $2.5 million with respect to the contingent payment, which we have paid. However, the Shareholders’ Agent has demanded payment of an additional $5.0 million. We believe that the claim is without merit and we are defending against it vigorously. Until this dispute is resolved, we will maintain the $5.0 million liability in our financial statements that we recorded at the time that we entered into the Share Purchase Agreement. In April 2015, pursuant to the Share Purchase Agreement, an arbitration process with respect to this claim was commenced in Israel. Based on the August 2018 ruling of the arbitrator, the remaining balance of the Contingent Payment shall be paid to SweetIM's shareholders in 3 equal installments. As of December 31, 2018, the Company maintains a $1,667 liability in its financial statements, which was fully paid during January 2019.

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

B.            SIGNIFICANT CHANGES

Since the date of our audited Financial Statements incorporated by reference in this report, there have not been any significant changes other than as set forth in note 20 to our Financial Statements.”

ITEM 9.          THE OFFER AND LISTING

A.            OFFER AND LISTING DETAILS

Our ordinary shares have been listed on the Nasdaq Stock Market since January 2006. Our ordinary shares commenced trading on the TASE on December 4, 2007. Our trading symbol on Nasdaq is “PERI” and on TASE is “PERION.”

B.            PLAN OF DISTRIBUTION

Not applicable.

C.            MARKETS

See “—Listing Details” above.

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

Authorized Share Capital

Our authorized share capital is of NIS 1,300,000, divided into 43,333,333 ordinary shares, par value NIS 0.03 per share.

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

Notices

Under the Companies Law, shareholders’ meetings generally require prior notice of at least 21 days, or 35 in the event that the issue(s) to be resolved is an issue subject to the Israeli proxy rules. Notwithstanding the foregoing, and unless otherwise required by the Companies Law, the Company is not required to send notice to its registered holders of any meeting of the shareholders.

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

Compensation. Pursuant to the Companies Law, the compensation policy must be approved by the company’s board of directors after reviewing the recommendations of the compensation committee. The compensation policy also requires the approval of the general meeting of the shareholders, which approval must satisfy one of the following (the “Majority Requirement”): (i) the majority should include at least a majority of the shares of the voting shareholders who are non-controlling shareholders or do not have a personal interest in the approval of the compensation policy (in counting the total votes of such shareholders, abstentions are not be taken into account) or (ii) the total number of votes against the proposal among the shareholders mentioned in paragraph (i) does not exceed two percent of the aggregate voting power in the company. Under certain circumstances and subject to certain exceptions, the board of directors may approve the compensation policy despite the objection of the shareholders, provided that the compensation committee and the board of directors determines that it is for the benefit of the company, following an additional discussion and based on detailed arguments.

The Companies Law provides that the compensation policy must be re-approved (and re-considered) every three years, in the manner described above. Moreover, the board of directors is responsible for reviewing from time to time the compensation policy and deciding whether or not there are any circumstances that require an adjustment to the company’s compensation policy. When approving the compensation policy, the relevant organs must take into consideration the goals and objectives listed in the Companies Law, and include reference to specific issues listed in the Companies Law. Such issues include, among others (the “Compensation Policy Mandatory Criteria”): (i) the relevant person’s education, qualifications, professional experience and achievements; (ii) such person’s position within the company, the scope of his responsibilities and previous compensation arrangements with the company; (iii) the proportionality of the employer cost of such person in relation to the employer cost of other employees of the company, and in particular, the average and median pay of other employees in the company, including contract workers, and the impact of the differences between such person’s compensation and the other employees’ compensation on the labor relations in the company; (iv) the authority, at the board of director’s sole discretion, to lower any variable compensation components or set a maximum limit (cap) on the actual value of the non-cash variable components, when paid; and (v) in the event that the terms of engagement include any termination payments - the term of employment of the departing person, the company’s performance during that term, and the departing person’s contribution to the performance of the company.

In addition, the Companies Law provides that the following matters must be included in the compensation policy (the “Compensation Policy Mandatory Provisions”): (i) other than with respect to officers reporting to the chief executive officer, the award of variable components must be based on long term and measurable performance criteria (other than non-material variable components, which may be based on non-measurable criteria taking into account the relevant person’s contribution to the performance of the company); (ii) the company must set a ratio between fixed and variable pay, set a cap on the payment of any cash variable compensation components as of the payment of such components, and set a cap on the maximum cash value all non-cash variable components as of their grant date; (iii) the compensation policy must include a provision requiring the relevant person to return to the company any compensation that was awarded on the basis of financial figures that were subsequently restated; (iv) equity based variable compensation components should have an appropriate minimum vesting periods, which should be linked to long term performance objectives; and (v) the company must set a clear limit on termination payments.

Pursuant to the Companies Law, any transaction with an office holder (except directors and the chief executive officer of the company) with respect to such office holder’s compensation arrangements and terms of engagement, requires the approval of the compensation committee and the board of directors. Such transaction must be consistent with the provisions of the company’s compensation policy, provided that the compensation committee and the board of directors may, under special circumstances, approve such transaction that is not in accordance with the company’s compensation policy, if both of the following conditions are met: (i) the compensation committee and the board of directors discussed the transaction in light of the roles and objectives of the compensation committee and after taking into consideration the Compensation Policy Mandatory Criteria and including in such transaction the Compensation Policy Mandatory Provisions; and (ii) the company’s shareholders approved the transaction, provided that in public companies the approval must satisfy the Majority Requirement. Notwithstanding the above, the compensation committee and the board of directors may, under special circumstances, approve such transaction even if the shareholders’ meeting objected to its approval, provided that (i) both the compensation committee and the board of directors re-discussed the transactions and decided to approve it despite the shareholder’s objection, based on detailed arguments, and (ii) the company is not a ‘Public Pyramid Held Company’. For the purpose hereof, a “Public Pyramid Held Company” is a public company that is controlled by another public company (including companies that issued only debentures to the public), which is also controlled by another public company (including companies that issued only debentures to the public) that has a controlling shareholder.

Transactions between public companies (including companies that have issued only debentures to the public) and their chief executive officer, with respect to his or her compensation arrangement and terms of engagement, require the approval of the compensation committee, the board of directors and the shareholder’s meeting, provided that the approval of the shareholders’ meeting must satisfy the Majority Requirement. Notwithstanding the above, the compensation committee and the board of directors may, under special circumstances, approve such transaction with the chief executive officer even if the shareholders’ meeting objected to its approval, provided that (i) both the compensation committee and the board of directors re-discussed the transactions and decided to approve it despite the shareholder’s objection, based on detailed arguments, and (ii) the company is not a Public Pyramid Held Company. Such transaction with the chief executive officer must be consistent with the provisions of the company’s compensation policy, provided that the compensation committee and the board of directors may, under special circumstances, approve such transaction that is not in accordance with the company’s compensation policy, if both of the following conditions are met: (i) the compensation committee and the board of directors discussed the transaction in light of the roles and objectives of the compensation committee and after taking into consideration the Compensation Policy Mandatory Criteria and including in such transaction the Compensation Policy Mandatory Provisions; and (ii) the company’s shareholders approved the transaction, provided that in public companies the approval must satisfy the Majority Requirement. In addition, the compensation committee may determine that such transaction with the CEO does not have to be approved by the shareholders of the company, provided that: (i) the chief executive officer is independent based on criteria set forth in the Companies Law; (ii) the compensation committee determined, based on detailed arguments, that bringing the transaction to the approval of the shareholders may compromise the chances of entering into the transaction; and (iii) the terms of the transaction are consistent with the provisions of the company’s compensation policy. Under the Companies Law, non-material amendments of transactions relating to the compensation arrangement or terms of engagement of office holders (including the chief executive officer), require only the approval of the compensation committee.

With respect to transactions relating to the compensation arrangement and terms of engagements of directors in public companies (including companies that have issued only debentures to the public), the Companies Law provides that such transaction is subject to the approval of the compensation committee, the board of directors and the shareholders’ meeting. Such transaction must be consistent with the provisions of the company’s compensation policy, provided that the compensation committee and the board of directors may, under special circumstances, approve such transaction that is not in accordance with the company’s compensation policy, if both of the following conditions are met: (i) the compensation committee and the board of directors discussed the transaction in light of the roles and objectives of the compensation committee and after taking into consideration the Compensation Policy Mandatory Criteria and including in such transaction the Compensation Policy Mandatory Provisions; and (ii) the company’s shareholders approved the transaction, provided that in public companies the approval must satisfy the Majority Requirement.

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

The maximum indemnification amount set forth in such agreements is limited to the higher of (i) $50,000,000 and (ii) 25% of the Company’s shareholders’ equity set forth on the Company’s most recent consolidated balance sheet at the time that the obligation to indemnify hereunder is incurred. Such maximum amount is in addition to any amount paid (if paid) under insurance and/or by a third-party pursuant to an indemnification arrangement. In the opinion of the SEC, indemnification of directors and office holders for liabilities arising under the Securities Act, however, is against public policy and therefore unenforceable.

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

Registration Rights Undertaking in connection with ClientConnect Acquisition

Pursuant to the Registration Rights Undertaking, dated January 2, 2014, which we entered into with certain former shareholders of ClientConnect with respect to our ordinary shares issued to them in the ClientConnect Acquisition, we have the following general obligations:

•
Form F-3 Shelf Registration Rights. We were required to file a “shelf” registration statement on Form F-3, as soon as practicable following the filing of our 2013 annual report, to register the resale from time to time by the holders thereof whose resale of shares would otherwise be subject to volume limitations set forth in SEC Rule 144. The holders of an aggregate of approximately [15.4] million ordinary shares have requested to include such shares in such registration statement, including Ronen Shilo, Dror Erez, Benchmark Israel, Zack and Orli Rinat, Project Condor and Roy Gen. We undertook to use our commercially reasonable efforts to maintain the effectiveness of the registration statement until the earliest of (i) five years following effectiveness, (ii) the resale of all the shares covered thereby and (iii) with respect to any shareholder, the ability of such shareholder to sell all of its shares under SEC Rule 144 without any volume limitations. Accordingly, we filed a shelf registration statement on May 8, 2014, and it was declared effective on August 7, 2014. For a period of three years following the expiration of such registration statement, at the request of holders whose resale of shares would otherwise be subject to volume limitations under SEC Rule 144, we would be required to file additional shelf registration statements and maintain the effectiveness thereof until the disposition of all the shares covered thereby. Such shelf registration rights are limited to four requests during such three-year period.

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

On March 4, 2016, Undertone entered into an amendment to the secured credit agreement. The amendment to the credit agreement adds a $10.0 million revolving loan facility (which includes a $3.0 million swing line loan commitment and a $3.0 million letter of credit commitment). Additionally, the amendment postpones the commencement date of a few of Undertone’s undertaking and covenants and increases Undertone’s ability to invest in some of its subsidiaries. On May 8, 2016, Undertone entered into a second amendment to the secured credit agreement further postponing the commencement of some of Undertone’s undertakings. Furthermore, on October 7, 2016, Undertone entered into a third amendment reducing the revolving loan facility amount to $2.5 million and amending financial covenants. In March 2018, Undertone entered into a fourth amendment adjusting the financial covenants and providing for a waiver of the financial covenant defaults of the quarter ending December 31, 2017. As of December 31, 2017, the balance of the loan was $32.3 million, out of which $27.7 million classified as long term debt and $4.3 million as current maturities.

In December 2018 the outstanding balance under the credit agreement was fully repaid.

Bank Mizrahi credit facility

On May 10, 2017, ClientConnect executed a credit facility with Mizrahi Tefahot Bank Ltd. (“Bank Mizrahi”), an Israeli bank, pursuant to which ClientConnect was permitted to borrow up to $17.5 million. This facility was repaid in full from the proceeds of the new Bank Mizrahi facility.

On December 17, 2018, ClientConnect executed a new loan facility with Bank Mizrahi in the amount of $25 million. Proceeds of the loan facility were applied to the refinancing of existing debt of ClientConnect with Bank Mizrahi as well as existing debt of Undertone with SunTrust Bank.

Principal on the loan is payable in twelve equal quarterly instalments beginning in March 2019. Interest on the loan at the rate of three-month LIBOR plus 5.7% per annum is payable quarterly. The credit facility is scheduled to mature in December 2021.

The credit facility is secured by liens on the assets ClientConnect of and Undertone and is guaranteed by Perion and Undertone. Each such guarantee is limited in amount to $33 million. Financial covenants for the loan facility are tested at the level of Perion on a consolidated basis.

The major financial covenants under the Bank Mizrahi credit facility are as follows:

•	shareholders’ equity of at least $120 million at the end of each quarter (at least $80 million after repayment in full of the Bonds);

•	ratio of net financial indebtedness to twelve-month EBITDA of not more than 2.5 at the end of each quarter (less than 2.25 after repayment in full of the Bonds);

•	twelve-month EBITDA at the end of each quarter of not less than 40% of original aggregate principal amount of the bonds (not applicable after repayment in full of the Bonds); and

•	maintenance at all times of cash and cash equivalents in an amount equal to the lesser of (i) $10 million and (ii) the amount of the following payment of principal and interest.

As of December 31, 2018, the balance of the loan was $25.0 million out of which $16.7 million was classified as long-term debt and $8.3 million as current maturities.

As of December 31, 2018, we were in compliance with all of the foregoing covenants.

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

General Corporate Tax Structure in Israel

Taxable income of Israeli companies is generally subject to corporate tax at the rate of 24% for the 2017 tax year. Under an amendment to the Israeli Income Tax Ordinance, the corporate tax rate was decreased to 23% for 2018 and thereafter. However, the effective tax rate payable by a company that derives income from a Preferred Enterprise (as further discussed below) may be considerably lower.

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

We elected “Preferred Enterprise” status commencing in 2011. We believe that our Israeli subsidiary qualified as a “Preferred Technological Enterprise” in 2017 and 2018 and was subject to a lower tax rate of 12% Amendment 73 to the Law, as described below.

Benefits granted to a Preferred Enterprise include reduced tax rates. In peripheral regions (Development Area A) the reduced tax rate was 9% in 2015 and 2016. Under an amendment to the Investment Law enacted in December 2016, the reduced tax rate was decreased to 7.5% starting from 2017 and thereafter. In other regions the tax rate was 16% in 2015 and thereafter. Preferred Enterprises in peripheral regions will be eligible for grants from the Israeli Authority for Investments and Development of the Industry and Economy (the “Investment Center”), as well as the applicable reduced tax rates.

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

New Tax benefits under Amendment 73 that became effective on January 1, 2017.

Amendment 73 was enacted as part of the Economic Efficiency Law that was published on December 29, 2016, and was effective as of January 1, 2017. Amendment 73 provides new tax benefits for two types of “Technology Enterprises”, as described below, and is in addition to the other existing tax beneficial programs under the Investment Law.

Amendment 73 provides that a technology company satisfying certain conditions will qualify as a “Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technology Income,” as defined in the Investment Law. The tax rate is further reduced to 7.5% for a Preferred Technology Enterprise located in development zone A. In addition, a Preferred Technology Company will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million, and the sale receives prior approval from the National Authority for Technological Innovation (previously known as the Israeli Office of the Chief Scientist), to which we refer as IIA.

Amendment 73 further provides that a technology company satisfying certain conditions will qualify as a “Special Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 6% on “Preferred Technology Income” regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technology Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefitted Intangible Assets” to a related foreign company if the Benefitted Intangible Assets were either developed by the Special Preferred Technology Enterprise or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from NATI. A Special Preferred Technology Enterprise that acquires Benefitted Intangible Assets from a foreign company for more than NIS 500 million will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

Dividends distributed by a Preferred Technology Enterprise or a Special Preferred Technology Enterprise, paid out of Preferred Technology Income, are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld. If such dividends are distributed to a foreign company and other conditions are met, the withholding tax rate will be 4% (or a lower rate under a tax treaty, if applicable, subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate).

We believe that our Israeli subsidiary qualifies as a “Preferred Technological Enterprise” in 2017 and 2018 and was subject to a lower tax rate of 12% according to Amendment 73 to the Law, as described above.

Law for the Encouragement of Industry (Taxes), 1969

We believe that we currently qualify as an “Industrial Company” within the meaning of the Law for the Encouragement of Industry (Taxes), 1969, or the Industry Encouragement Law. The Industry Encouragement Law defines “Industrial Company” as a company resident of Israel which was incorporated in Israel, of which 90% or more of its income in any tax year, other than of income from defense loans, capital gains, interest and dividends, is derived from an “Industrial Enterprise” owned by it and located in Israel or in the “Area”, in accordance with the definition in the section 3a of the Ordinance. An “Industrial Enterprise” is defined as an enterprise whose major activity in a given tax year is industrial production.

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

Israeli resident corporations are generally exempt from Israeli corporate tax for dividends paid on shares of Israeli resident corporations.

Capital Gains Taxes Applicable to Israeli Resident Shareholders. An individual is subject to a 25% tax rate on real capital gains derived from the sale of shares, as long as the individual is not a “substantial shareholder” in the company issuing the shares.

A substantial shareholder will be subject to tax at a rate of 30% in respect of real capital gains derived from the sale of shares (that were purchased after January 1, 2012, whether listed on a stock exchange or not) issued by a company in which he or she is a substantial shareholder at the time of sale or at any time during the preceding 12 months period.

Israeli corporations are generally subject to the corporate tax rate (23% in 2018 and thereafter) on capital gains derived from the sale of shares.

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

Under the U.S.-Israel Tax Treaty, the maximum rate of tax withheld in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the U.S.-Israel Tax Treaty) is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by our Approved, Beneficiary or Preferred Enterprises that are paid to a U.S. corporation holding 10% or more of our outstanding voting capital throughout the tax year in which the dividend is distributed as well as the previous tax year, is 12.5%. The lower 12.5% rate does not apply if the company has more than 25% of its gross income derived from certain types of passive income. Furthermore, dividends paid from income derived from our Approved, Beneficiary or Preferred Enterprise are subject, under certain conditions, to withholding at the rate of 15% or 20%. We cannot assure you that we will designate the profits that are being distributed in a way that will reduce shareholders’ tax liability. A non-resident of Israel who receives dividends from which tax was withheld is generally exempt from the duty to file returns in Israel in respect of such income, provided such income was not derived from a business conducted in Israel by the taxpayer, the taxpayer has no other taxable sources of income in Israel and the taxpayer is not obliged to pay excess tax (as further explained below).

Excess Tax. Individuals who are subject to tax in Israel, whether as an Israeli resident or a non-Israeli resident, are also subject to an additional tax at a rate of 3% on annual taxable income exceeding 640,000 in 2017 and NIS 641,880 in 2018, which amount is linked to the Israeli consumer price index, including, but not limited to, dividends, interest and capital gain.

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

Based on our income, assets, activities and market capitalization, we do not believe that we were a PFIC for the taxable year ended December 31, 2018 for U.S. federal income tax purposes. Our belief that we were not a PFIC for the 2018 taxable year is based on our estimate of the fair market value of our assets, including our intangible assets and goodwill, which are reflected in our financial statements under U.S. GAAP. In calculating the value of our assets, we value our total assets, in part, based on our total market capitalization. We believe this valuation approach is reasonable. However, there can be no assurances that the IRS could not successfully challenge our valuations or methods, which could result in our classification as a PFIC. While we intend to manage our business so as to avoid PFIC status, to the extent consistent with our other business goals, we cannot predict whether our business plans will allow us to avoid PFIC status or whether our business plans will change in a manner that affects our PFIC status determination. In addition, because the market price of our ordinary shares is likely to fluctuate and because that market price may affect the determination of whether we will be considered a PFIC, we cannot be certain that we will not be a PFIC in 2019 or become a PFIC in any other future taxable year.

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

F.             DIVIDENDS AND PAYING AGENTS

Not applicable.

G.            STATEMENT BY EXPERTS

Not applicable.

H.            DOCUMENTS ON DISPLAY

We are subject to the informational requirements of the Exchange Act that are applicable to foreign private issuers, and under those requirements file reports with the SEC. Those other reports or other information may be inspected without charge at the locations described above. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within 120 days after the end of each subsequent fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and will submit to the SEC reports on Form 6-K containing unaudited quarterly financial information.

Our filings with the SEC are also available to the public through the SEC’s website at http://www.sec.gov. This site contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The information on that website is not part of this annual report and is not incorporated by reference herein.

I.              SUBSIDIARY INFORMATION

Not applicable.

ITEM 11.        QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Exchange Rate Risk. A portion of our revenues and expenses are denominated in foreign currencies. As a result, numerous balances are denominated or linked to these currencies. Foreign currency related fluctuations resulted in $0.8 million net losses in 2016, $0.2 million net gains in 2017 and $1.0 million net gains in 2018, respectively. These gains are included in financial expenses, net, as presented in our statements of income.

As of December 31, 2018, balance sheet financial items in U.S. dollars, our functional currency, and those currencies other than the U.S. dollars were as follows:

	U.S. dollars	NIS	Other Currencies	Total
	In thousands of U.S. dollars
Current assets	96,510	2,773	5,509	103,892
Long-term assets	4,978	63	317	5,357
Current liabilities	(61,840)	(11,354)	(3,920)	(77,114)
Long-term liabilities	(20,809)	(8,507)	(1,235)	(30,552)
Total	17,939	(17,025)	670	1,584

The fair value of the outstanding derivative instruments and the notional amount of the designed and not designed as hedging as of December 31, 2018 were as follows:

	Notional Amount	Fair Value
	In thousands of U.S. dollars
Cross currency SWAP	15,313	860
Zero-cost collar contracts to hedge payroll expenses	563	(11)

In addition, in territories where our prices are based on local currencies, fluctuations in the dollar exchange rate could affect our gross profit margin. We may compensate for such fluctuations by changing product prices accordingly. We also hold a small part of our financial investments in other currencies, mainly NIS and Euro. The dollar value of those investments may decline. A revaluation of 1% of the foreign currencies (i.e. other than U.S. dollar) would not have a material effect on our income before taxes possibly reducing it by $0.1 million.

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

	Year Ended December 31,
	2016	2017	2018
Average rate for period	3.840	3.599	3.597
Rate at year-end	3.845	3.467	3.748

ITEM 12.       DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

(a)	Disclosure controls and procedures

Our interim chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures as of December 31, 2018, have concluded that, as of such date, our disclosure controls and procedures were effective and ensured that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our interim chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

(b)	Management annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting and has assessed the effectiveness of our internal control over financial reporting as of December 31, 2018. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control – Integrated Framework” (2013 framework). Our management has concluded, based on its assessment, that our internal control over financial reporting was effective as of December 31, 2018.

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

Our board of directors has determined that Ms. Sarit Firon, who is an independent director (as defined in the Nasdaq Listing Rules) and serves as our chairperson of the audit committee, qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F.

ITEM 16B.	CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics (which was amended in February 2017) applicable to all of our directors, officers and employees as required by the Nasdaq Listing Rules, which also complies with the definition of a “code of ethics” set out in Section 406(c) of the Sarbanes-Oxley Act of 2002. A copy of the code of ethics can be found on our website at: http://www.perion.com/governance-documents. We granted no waivers under our code of business conduct and ethics in 2018.

ITEM 16C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees for the professional services rendered by our independent accountants Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, for each of the last two fiscal years were as follows (in thousands):

	2017	2018
Audit Fees	$707	$480
Tax Fees	111	35
Audit Related fees	53	18

Total	$871	$533

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

Our audit committee provides assistance to our board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by pre-approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal control over financial reporting. Our audit committee also oversees the audit efforts of our independent accountants and takes those actions that it deems necessary to satisfy itself that the accountants are independent of management. Our audit committee has authorized all auditing and non-auditing services provided by our independent accountants during 2017 and 2018 and the fees paid for such services.

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

AS OF DECEMBER 31, 2018

IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of directors of Perion Network Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Perion Network Ltd. and subsidiaries ("the Company") as of December 31, 2018 and 2017, the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 19, 2019 expressed an unqualified opinion thereon.

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
March 19, 2019

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Perion Network Ltd.

Opinion on Internal Control over Financial Reporting

We have audited Perion Network Ltd. and subsidiaries' ("the Company") internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2018 and 2017, the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes, and our report dated March 19, 2019 expressed an unqualified opinion thereon.

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
March 19, 2019

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

	December 31,
	2017	2018
Assets
Current Assets:
Cash and cash equivalents	$31,567	$39,109
Short-term bank deposits	5,913	4,000
Accounts receivable (net of allowance for doubtful debt of $609 and $607 at December 31, 2017 and 2018, respectively)	62,830	55,557
Prepaid expenses and other current assets	13,955	5,227
Total Current Assets	114,265	103,893

Property and equipment, net	17,476	15,649
Intangible assets, net	11,309	6,496
Goodwill	125,051	125,051
Deferred taxes	4,798	4,414
Other assets	1,128	943
Total Assets	$274,027	$256,446
Liabilities and Shareholders' Equity
Current Liabilities:
Accounts payable	$39,180	$38,208
Accrued expenses and other liabilities	17,784	17,240
Short-term loans and current maturities of long-term and convertible debt	13,989	16,059
Deferred revenues	5,271	3,794
Payment obligation related to acquisitions	5,146	1,813
Total Current Liabilities	81,370	77,114
Long-Term Liabilities:
Long-term debt, net of current maturities	30,026	16,667
Convertible debt, net of current maturities	16,693	7,726
Other long-term liabilities	7,606	6,158
Total Liabilities	135,695	107,665
Commitments and Contingencies
Shareholders' Equity:

Ordinary shares of ILS 0.03 par value - Authorized: 40,000,000 and 43,333,333 shares at December 31, 2017 and 2018, respectively; Issued: 25,965,360 and 25,965,527 shares at December 31, 2017 and 2018, respectively; Outstanding: 25,850,021 and 25,850,188 shares at December 31, 2017 and 2018, respectively	211	211
Additional paid-in capital	236,975	239,693
Treasury shares at cost (115,339 shares at December 31, 2017 and 2018)	(1,002)	(1,002)
Accumulated other comprehensive income	532	142
Accumulated deficit	(98,384)	(90,263)
Total Shareholders' Equity	138,332	148,781
Total Liabilities and Shareholders' Equity	$274,027	$256,446

The accompanying notes are an integral part of the consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2016	2017	2018
Revenues:
Advertising	$140,111	$134,481	$125,977
Search and other	172,683	139,505	126,868
Total Revenues	312,794	273,986	252,845

Costs and Expenses:
Cost of revenues	25,924	24,659	23,757
Customer acquisition costs and media buy	140,210	130,885	128,351
Research and development	25,221	17,189	18,884
Selling and marketing	54,559	52,742	38,918
General and administrative	28,827	21,911	16,450
Depreciation and amortization	25,977	16,591	9,719
Impairment, loss of goodwill and intangibles	-	85,667	-
Restructuring charges	728	-	2,075
Total Costs and Expenses	301,446	349,644	238,154

Income (Loss) from Operations	11,348	(75,658)	14,691
Financial expenses, net	8,288	5,922	3,794

Income (Loss) before Taxes on Income	3,060	(81,580)	10,897
Taxes on income (benefit)	212	(8,826)	2,776

Net Income (Loss) from Continuing Operations	2,848	(72,754)	8,121
Net loss from discontinued operations	2,647	-	-

Net Income (Loss)	$201	$(72,754)	$8,121

Net Earnings (Loss) per Share - Basic:
Continuing operations	$0.11	$(2.81)	$0.31
Discontinued operations	$(0.10)	$-	$-
Net income (Loss)	$0.01	$(2.81)	$0.31

Net Earnings (Loss) per Share – Diluted:
Continuing operations	$0.11	$(2.81)	$0.31
Discontinued operations	$(0.10)	$-	$-
Net income (Loss)	$0.01	$(2.81)	$0.31

Weighted average number of shares – Basic:
Continuing and Discontinued operations	25,520,151	25,849,724	25,850,067

Weighted average number of shares – Diluted:
Continuing and Discontinued operations	25,557,934	25,849,724	25,855,225

The accompanying notes are an integral part of the consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

U.S. dollars in thousands
	Year ended December 31,
	2016	2017	2018

Net income (loss)	$201	$(72,754)	$8,121

Other comprehensive income (loss):
Change in foreign currency translation adjustment	521	717	(167)
Cash Flow Hedge:
Unrealized gain (loss) from cash flow hedges	175	605	(429)
Less: reclassification adjustment for net gain (loss) included in net income (loss)	(167)	(525)	206

Net change	8	80	(223)

Other comprehensive income (loss)	529	797	(390)

Comprehensive income (loss)	$730	$(71,957)	$7,731

The accompanying notes are an integral part of the consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

	Common shares		Additional paid-in capital		Accumulated Other Comprehensive income (loss)	Retained earnings (Accumulated deficit)	Treasury shares	Total shareholders’ equity
	Number of Shares	$	$		$	$	$	$

Balance as of December 31, 2015	25,270,495	206	227,258		(794)	(25,831)	(1,002)	199,837

Issuance of shares related to acquisitions	96,993	1	674		-	-	-	675
Issuance of shares related to price adjustment of private placement	260,993	2	(2)		-	-	-	-
Share-based compensation	-	-	6,900		-	-	-	6,900
Exercise of share options and vesting of restricted share units	112,540	1	1		-	-	-	2
Other comprehensive income	-	-	-		529	-	-	529
Net income	-	-	-		-	201	-	201

Balance as of December 31, 2016	25,741,021	210	234,831		(265)	(25,630)	(1,002)	208,144

Share-based compensation	-	-	2,144		-	-	-	2,144
Exercise of share options and vesting of restricted share units	109,000	1	-		-	-	-	1
Other comprehensive income	-	-	-		797	-	-	797
Net income (loss)	-	-	-		-	(72,754)	-	(72,754)

Balance as of December 31, 2017	25,850,021	211	236,975		532	(98,384)	(1,002)	138,332

Share-based compensation	-	-	2,718		-	-	-	2,718
Exercise of share options and vesting of restricted share units	167	-	*	)	-	-	-	* )
Other comprehensive income (loss)	-	-	-		(390)	-	-	(390)
Net income	-	-	-		-	8,121	-	8,121

Balance as of December 31, 2018	25,850,188	211	239,693		142	(90,263)	(1,002)	148,781

The accompanying notes are an integral part of the consolidated financial statements.

*) Less than $1

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2016	2017	2018
Operating activities:
Net income (loss)	$201	$(72,754)	$8,121
Loss from discontinued operations, net	(2,647)	-	-
Net income (loss) from continuing operations	2,848	(72,754)	8,121

Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	25,977	16,591	9,719
Impairment of intangible assets and goodwill	-	85,667	-
Restructuring costs related to impairment of property and equipment	254	-	462
Share-based compensation expense	6,844	2,112	2,718
Foreign currency translation	980	83	3
Accretion of payment obligation related to acquisition	320	43	-
Accrued interest, net	406	475	1,005
Deferred taxes, net	(3,268)	(8,877)	335
Accrued severance pay, net	214	801	(783)
Change in payment obligation related to acquisitions	983	-	-
Fair value revaluation - convertible debt	1,350	3,785	(1,585)
Loss from sale of property and equipment	149	-	-
Net changes in operating assets and liabilities:
Accounts receivable, net	(5,333)	8,888	7,423
Prepaid expenses and other current assets	8,613	(3,241)	9,451
Accounts payable	(1,702)	1,106	(1,066)
Accrued expenses and other liabilities	(2,486)	1,429	(1,524)
Deferred revenues	(2,365)	(95)	(1,478)
Net cash provided by continuing operating activities	33,784	36,013	32,801
Net cash used in discontinued operating activities	(3,329)	-	-
Net cash provided by operating activities	$30,455	$36,013	$32,801

Investing activities:
Purchases of property and equipment	$(1,504)	$(1,606)	$(2,038)
Proceeds from sale of property and equipment	151	10	59
Capitalization of development costs	(4,591)	(5,756)	(1,756)
Short-term deposits, net	34,028	2,501	1,913
Net cash provided by (used in) investing activities	$28,084	$(4,851)	$(1,822)

Financing activities:
Exercise of share options and restricted share units	$2	$1	$-
Payments made in connection with acquisition	(29,537)	(2,551)	(3,333)
Proceeds from short-term loans	40,000	-	-
Proceeds from long-term loans	-	5,000	25,000
Repayment of short-term loans	(46,000)	(7,000)	-
Repayment of convertible debt	(7,620)	(7,901)	(8,167)
Repayment of long-term loans	(9,452)	(11,389)	(36,509)
Net cash used in continuing financing activities	$(52,607)	$(23,840)	$(23,009)

Effect of exchange rate changes on cash and cash equivalents	(136)	287	78

Net increase in cash and cash equivalents and restricted cash	$9,125	$7,609	$8,048
Decrease in cash and cash equivalents and restricted cash- discontinued activities	(3,329)	-
Cash and cash equivalents and restricted cash at beginning of year	19,350	25,146	32,755
Cash and cash equivalents and restricted cash at end of year	$25,146	$32,755	$40,803

The accompanying notes are an integral part of the consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31
	2016	2017	2018
Reconciliation of cash, cash equivalents, and restricted cash to the consolidated balance sheet

Cash and cash equivalents	$23,962	$31,567	$39,109
Restricted cash included in Long-term interest-bearing bank deposits	1,184	1,188	1,694
Total cash, cash equivalents, and restricted cash	$25,146	$32,755	$40,803

Supplemental Disclosure of Cash Flow Activities:

Cash paid during the year for:
Income taxes	$3,976	$2,702	$1,256
Interest	$5,678	$4,619	$3,567

Non-cash investing and financing activities:
Issuance of shares in connection with acquisitions	$673	$-	$-
Issuance of shares in private placement	$2	$-	$-
Share-based compensation capitalized as part of capitalization of software development costs	$14	$31	$-
Purchase of property and equipment on credit	$322	$-	$1

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

b.
In March 2016, the Company decided to discontinue the operations of the mobile self-serve side of the business and sell the mobile engagement business. Certain parts of the mobile marketing platform were redeployed so that it no longer functions as an independent business. In August 2016, the Company completed the sale of the mobile engagement business. Accordingly, the statements of income and statements of cash flows, related to the mobile self-serve and mobile engage operations are classified as discontinued operations for all periods presented.

NOTE 2:          SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

The consolidated financial statements include the accounts of Perion and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated.

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. Generally Accepted Accounting Principles (“GAAP”) requires management to make estimates, judgments and assumptions that affect the amounts reported and disclosed in the financial statements and the accompanying notes. Actual results could differ materially from those estimates. On an ongoing basis, the Company's management evaluates its estimates, including those related to sales allowances and allowance for doubtful debts, fair value of intangible assets and goodwill, useful lives of intangible assets, fair value of share-based awards, realizability of deferred tax assets, tax uncertainties, and contingent liabilities, among others. Such estimates are based on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of the Company’s assets and liabilities.

Financial statements in U.S. dollars

The reporting currency of the Company is the U.S. dollar (“USD”). Major parts of the Company’s operations are carried out by the Company and its subsidiaries in the United States and Israel. The functional currency of these entities is the USD. Accordingly, monetary accounts maintained in currencies other than the USD are remeasured into USD, in accordance with ASC 830, "Foreign Currency Matters". All transaction gains and losses resulting from the re-measurement of the monetary balance sheet items are reflected in the statements of income as financial income or expenses, as appropriate.

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

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

Cash and cash equivalents and short-term deposits

The Company considers all short-term, highly liquid and unrestricted cash balances, with stated maturities of three months or less from date of purchase, as cash equivalents. Short-term deposits are bank deposits with maturities of more than three months but less than one year. The short-term deposits as of December 31, 2017 and 2018 are denominated primarily in USD and bear interest at an average annual rate of 1.59% and 3.00%, respectively.

Restricted cash

Restricted cash is comprised primarily of security deposits that are held to secure the Company’s hedging activity, lease obligations and certain letters of credit associated with lease obligations. Restricted cash in the amount of $1,188 and $1,694, as of December 31, 2017 and 2018, respectively, are included under prepaid expenses and other current assets.

The Company adopted ASU 2016-18 “Statement of Cash Flows: Restricted Cash”, starting January 1, 2018 in accordance with the retrospective transition method. According to the ASU amounts generally described as restricted cash should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flow.

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

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

In determining the fair values of long-lived assets for the purpose of measuring impairment, the Company's assumptions include those that market participants will consider in valuations of similar assets.

In 2017, the Company recorded impairment charges of $19,981, with respect to intangible assets subject to amortization. No such impairment charges were recorded in 2018.

Goodwill

Goodwill reflects the excess of the purchase price of business acquired over the fair value of net assets acquired. Goodwill is not amortized but instead is tested for impairment, in accordance with ASC 350, “Intangibles – Goodwill and Other”, at the reporting unit level, at least annually at December 31 each year, or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. Following the early adoption of ASU 2017-04, "Simplifying the Test for Goodwill Impairment" by the Company in January 2017, any excess of the carrying amount of the reporting unit over its fair value is recognized as an impairment loss, and the carrying value of goodwill is written down to fair value.

Based on the goodwill assessment for the Undertone reporting unit in 2017, the Company determined that the carrying amount of the Undertone reporting unit exceeds its fair value and recorded an impairment charge of $65,686 to its Goodwill.  No such impairment charges were recorded in 2018 and in 2016.

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

Revenue recognition

The Company applies the provisions of Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606" or "Topic 606") The Company adopted the provisions of ASC 606 effective January 1, 2018 using the modified retrospective application method for all uncompleted contracts as of that date. The adoption of ASC 606 did not have a material impact on the Company’s consolidated financial statements. In addition, the adoption of ASC 606 had no impact on the Company's accounts receivable and deferred revenues balance as of December 31, 2018 or on the Company's revenues, cost of sales or its operating expenses during 2018, compared to ASC 605.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

The Company applies the practical expedient for incremental costs of obtaining contracts when the associated revenues is recognized over less than one year.

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

For more disaggregated information of revenues refer to Note 18.

The Company general payments terms are less than one year. Therefore, no finance component is recognized.

The Company evaluates whether Search and Advertising Revenues should be presented on a gross basis, which is the amount that a customer pays for the service, or on a net basis, which is the amount of the customer payment less amounts the Company pays to publishers. In making that evaluation, the Company considers whether it controls the promised good or service before transferring that good or service to the customer. The Company considers indicators such as whether the Company is the primary obligor in the arrangement and assumes risks and rewards as a principal or an agent, including the credit risk, whether the Company has latitude in establishing prices and selecting its suppliers and whether it changes the products or performs part of the service. The evaluation of these factors is subject to significant judgment and subjectivity. Generally, in cases in which the Company is primarily obligated in a transaction, is subject to risk, involved in the determination of the product (or the service) specifications, separately negotiates each revenue service agreement or publisher agreement and can have several additional indicators, revenue is recorded on a gross basis.

Remaining performance obligations (RPOs) represent amounts collected on contracted revenues that had not yet been recognized. As of December 31, 2018, the aggregate amount of the RPOs was $3,794. The Company expects the RPO to be recognized as revenues within the next twelve months.

Contract balances are presented separately on the consolidated balance sheets as either Accounts receivable or deferred revenues. The Company does not have contract assets.

Accounts receivable includes amounts billed and currently due from customers.

Deferred revenues are recorded when payments are received from customers in advance of the Company's rendering of services.

Revenues recognized during 2018 from amounts included within the deferred revenues balance at the beginning of the period amounted to $5,270.

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

Customer acquisition costs and media buy

Customer acquisition costs and media buy consist of amounts paid to publishers who distribute the Company’s search applications and services and other products as well as the costs of advertising inventory incurred to deliver ads. Customer acquisition costs are primarily based on revenue share arrangements with minimum guaranty and are charged as incurred.

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

Capitalized software development costs, net of accumulated amortization, of $9,195 and $8,212 are included in property and equipment in the consolidated balance sheets as of December 31, 2017 and 2018, respectively (see Note 5).

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

Severance expenses from continuing operations for the years ended December 31, 2016, 2017 and 2018 amounted to $2,917, $2,039 and $1,230, respectively. The balances of severance deposits and accrued severance pay are immaterial and included in other assets and other long-term liabilities on the accompanying balance sheets, respectively.

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

Total employer 401(k) contributions for the years ended December 31, 2016, 2017 and 2018 were $1,018, $2,765 and $2,305, respectively.

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

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

Net earnings per share

In accordance with ASC 260, "Earnings Per Share", basic net earnings per share ("Basic EPS") is computed by dividing net earnings attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted net earnings per share ("Diluted EPS") reflects the potential dilution that could occur if share options and other commitments to issue ordinary shares were exercised or equity awards vested, resulting in the issuance of ordinary shares that could share in the net earnings of the Company.

The weighted average number of ordinary shares related to the outstanding options, restricted shares, convertible debt and warrants excluded from the calculations of diluted net earnings per ordinary share, as these securities are anti-dilutive, was 3,566,788, 5,408,206 and 4,725,618 for the years ended December 31, 2016, 2017 and 2018, respectively.

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

The Company’s major customers are financially sound, and the Company believes low credit risk is associated with these customers. To date, the Company has not experienced any material bad debt losses. Total expenses for doubtful debts during 2016, 2017 and 2018 amounted to $152, $230 and $180, respectively.

Share-based compensation

The Company accounts for share-based compensation under ASC 718, "Compensation - Stock Compensation", which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees and directors. ASC 718 requires companies to estimate the fair value of equity-based awards on the date of grant, using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated statement of income. The Company estimates forfeitures to be estimated at the time of grant, and revised if necessary in subsequent periods, if actual forfeitures differ from those estimates.

The Company recognizes compensation expenses for the value of its awards, which have graded vesting based on service conditions, using the straight-line method, over the requisite service period of each of the awards, net of estimated forfeitures. Estimated forfeitures are based on actual historical pre-vesting forfeitures. For performance-based share units, the Company recognizes compensation expenses for the value of such awards, if and when the Company concludes that it is probable that a performance condition will be achieved based on the accelerated attribution method over the requisite service period. The Company should reassess the probability of vesting at each reporting period for awards with performance conditions and adjust compensation cost based on its probability assessment.

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

The Company estimates the fair value of its new share-based awards using the Binomial option-pricing model.

The following table presents the various assumptions used to estimate the fair value of the Company's share-based awards granted to employees and directors in the periods presented:

	Year ended December 31
	2016	2017	2018

Risk-free interest rate	0.46% - 1.73%	0.81% - 2.08%	1.50% - 3.00%
Expected volatility	49.49% - 53.54%	52% - 56%	48% - 57%
Early exercise factor	150% - 200%	150% - 200%	150% - 200%
Forfeiture rate post vesting	5% - 20%	0% - 23%	0% - 34%
Dividend yield	0%	0%	0%

The expected volatility is calculated based on the actual historical share price movements of the Company’s share. The expected option term represents the period that the Company’s share options are expected to be outstanding. The early exercise factor and the forfeiture rate post-vesting are calculated based on the Company’s estimated early exercise and post-vesting forfeiture multiples, which are based on comparable companies and on actual historical data. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds, with a term which is equivalent to the expected term of the share-based awards. The dividend yield is based on the current decision of the Company’s management not to distribute any dividends.

The fair value of restricted share units (“RSU”) is based on the market value of the underlying shares on the date of grant.

In March 2016, the FASB issued ASU 2016-09, Compensation - Stock Compensation (Topic 718), Improvements to Employee Share-Based Payment Accounting. The Company adopted ASU 2016-09 on January 1, 2017 and chose to continue to use the current method of estimating forfeitures each period rather than accounting for forfeitures as they occur. The adoption of the new standard had no material impact on the Company's consolidated financial statements.

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

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

In order to mitigate the potential adverse impact on cash flows resulting from fluctuations in the exchange rate of the new Israeli shekels (“ILS”), the Company hedges portions of its forecasted expenses denominated in ILS with swap and options contracts. The Company does not speculate in these hedging instruments in order to profit from foreign currency exchanges, nor does it enter into trades for which there are no underlying exposures.

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

The Company follows the requirements of ASC No. 815, Derivatives and Hedging (“ASC 815”), which requires companies to recognize all of their derivative instruments as either assets or liabilities on the balance sheet at fair value. The accounting for changes in fair value (i.e. gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging transaction and further, on the type of hedging transaction. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge, or a hedge of a net investment in a foreign operation.

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

In order to limit the Company’s interest expenses derived from the secured credit agreement in which the Company entered concurrently with the closing of the Undertone acquisition (see Note 4), the Company has purchased a Cap Option for the interest amounts expected to be paid till June 2018. The cap option is designated as cash flow hedge under ASC 815.

The notional value of the Company’s derivative instruments as of December 31, 2017 and 2018, amounted to $51,504 and $25,691, respectively. Notional values in USD are translated and calculated based on the spot rates for options and swap. Gross notional amounts do not quantify risk or represent assets or liabilities of the Company; however, they are used in the calculation of settlements under the contracts.

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

Treasury shares

In the past, the Company repurchased its ordinary shares on the open market. The Company holds the shares as treasury shares and presents their cost as a reduction of shareholders' equity.

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

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

The results of the discontinued operations, including prior periods' comparable results, which have been retroactively reclassified as a separate line items in the statements of income, are presented below:

Year ended December 31,
2016 (*)

Costs and expenses	5,192
Impairment of intangible assets and goodwill	-
Gain on disposal of the discontinued operations	(1,750)
Loss before taxes on income	(3,442)
Taxes on income	795
Total net loss on discontinued operations	$(2,647)

Depreciation expenses from discontinued operations totaled $71 and $0 and $0, for the years ended December 31, 2016, 2017 and 2018, respectively.

(*) Represent the results of the discontinued operations until their disposal.

Reclassifications

Certain items of expense have been reclassified to conform to current year financial statement presentation.

Recent Accounting Pronouncements not yet adopted

In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2016-02 (Topic 842) "Leases." Topic 842 supersedes the lease requirements in Accounting Standards Codification (ASC) Topic 840, "Leases." Under Topic 842, lessees are required to recognize assets and liabilities on the balance sheet for most leases and provide enhanced disclosures. Leases will continue to be classified as either finance or operating. This ASU is effective for annual periods beginning after December 15, 2018. The provisions of ASU 2016-02 are to be applied using a modified retrospective approach. In July 2018, the FASB issued Accounting Standards Update 2018-11, Leases (Topic 842). This update provides entities with an additional (and optional) transition method to adopt the new leases standard. Under this method, an entity initially applies the new leases standard at the adoption date and recognizes a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. Consequently, the prior comparative period’s financials will remain the same as those previously presented. The Company has elected to apply the guidance at the beginning of the period of adoption and not restate comparative periods.

The Company expects that the adoption of this standard will have a material effect on its consolidated financial statements. While the Company continues to assess all the effects of adoption, it currently believes that the most significant impact will be reflected in: (i) the recognition of new ROU assets and lease liabilities on the consolidated balance sheet for its operating leases of buildings, and vehicles, and (ii) the requirement to provide significant new disclosures regarding the Company's leasing activities. The Company, however, does not expect a material impact to its consolidated statements of income and consolidated statements of cash flow since the expense recognition under this new standard will be similar to current practice. The Company's financial income (expenses), net will be impacted by the revaluation of the lease liabilities in non-USD denominated currencies.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

Following adoption of the new standard, the Company expects to recognize additional operating liabilities of $25,800, with corresponding ROU assets of approximately the same amount based on the present value of the remaining minimum rental payments under current leasing standards for existing operating leases.

The Company expects to elect the short-term lease recognition exemption for all leases that qualify. This means, for those leases, the Company will not recognize ROU assets or lease liabilities.

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

In February 2018, the FASB issued ASU 2018-02 “Income Statement—Reporting Comprehensive Income—Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income”. The guidance allows reclassification of stranded tax effects resulting from the Tax Cuts and Jobs Act from accumulated other comprehensive income to retained earnings. This guidance is effective for fiscal years beginning after December 15, 2018. The adoption of this guidance has no material impact on the Company’s consolidated financial statements.

In June 2018, the FASB issued ASU 2018-07 “Improvement to Nonemployee Share-Based Payments Accounting”. This guidance simplifies the accounting for non-employee share-based payment transactions. The amendments specify that ASC 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor’s own operations by issuing share-based payment awards. The guidance is effective for fiscal years beginning after December 31, 2018. The Company does not expect that the adoption of this guidance will have a significant impact on its consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13 “Fair Value Measurement (Topic 820)—Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement”. This guidance removes certain disclosure requirements related to the fair value hierarchy, modifies existing disclosure requirements related to measurement uncertainty and adds new disclosure requirements. The new disclosure requirements include disclosing the changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period and the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. Certain disclosures required by this guidance must be applied on a retrospective basis and others on a prospective basis. The guidance will be effective for fiscal years beginning after December 15, 2019, although early adoption is permitted. The Company is currently evaluating this guidance to determine the impact it may have on its consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:	FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table present assets and liabilities measured at fair value on a recurring basis as of December 31, 2018:

	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets:
Derivative assets	$-	$871	$-	$871

Total financial assets	$-	$871	$-	$871

Liabilities:
Derivative liabilities	-	153	-	153
Convertible debt	15,453	-	-	15,453

Total financial liabilities	$15,453	$153	$-	$15,606

The following table present assets and liabilities measured at fair value on a recurring basis as of December 31, 2017:

	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets:
Derivative assets	$-	$3,486	$-	$3,486

Total financial assets	$-	$3,486	$-	$3,486

Liabilities:
Convertible debt	25,353	-	-	25,353

Total financial liabilities	$25,353	$-	$-	$25,353

NOTE 4:	ACQUISITIONS

a.	Interactive Holding Corp.

On November 30, 2015, the Company acquired 100% of the shares of Interactive Holding Corp., a Delaware corporation, and its subsidiaries (collectively referred to as "Undertone") for a total preliminary purchase price of $133,101, comprised of (i) immediate cash payment of $89,078; (ii) $6,129 cash payments between 2016 and 2017; (iii) $16,000 holdback for potential claims recorded at fair value ($14,391 at acquisition), and (iv) $20,000 deferred consideration, bearing 10% annual interest, to be paid on November 2020, for which a liability of $22,005 was recorded at fair value  (v) Working capital adjustment in the amount of $1,498.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

On August 2, 2016, the Company executed an amendment to the purchase agreement, pursuant to which, the Company paid $22,000 and eliminated $35,546 at fair value, of obligations. As a result of the amendment, the Company reduced the purchase price by $13,546. Final purchase price amounted to $119,768 including a working capital final adjustment of $213 in 2016.

b.	Make Me Reach SAS

On February 10, 2015, the Company consummated the acquisition of 100% of the shares of Make Me Reach SAS, a private French company headquartered in Paris, France ("MMR"). MMR enables advertisers to efficiently and effectively scale their advertising campaigns on social media, with a specific focus on optimizing mobile ad campaigns. MMR is a Facebook Preferred Marketing Developer (“PMD”) and Twitter Marketing Platform Partner (“MPP”). The purchase price was $6,394 in cash and $4,378 in the form of 1,437,510 ordinary shares. In addition, the Company paid certain key employees of MMR retention payments of $144 in cash and $63 in the form of 18,998 ordinary shares, which were paid upon closing, and $708 in cash and $650 in ordinary shares, subject to retention conditions, which were met and paid in full in February 2016. Amounts subject to retention conditions were included as payroll expenses in the statement of operations.

NOTE 5:	PROPERTY AND EQUIPMENT, NET

	December 31,
	2017	2018
Cost:
Computers and peripheral equipment	$10,295	$7,004
Office furniture and equipment	2,811	2,836
Leasehold improvements	7,779	8,712
Capitalized software	10,650	12,645

Total cost	31,535	31,197
Less: accumulated depreciation and amortization	(14,059)	(15,548)
Property and equipment, net	$17,476	$15,649

Depreciation and amortization from continued operations totaled $4,003, $3,567 and $4,950, for the years ended December 31, 2016, 2017 and 2018, respectively.

During 2017 and 2018, the Company capitalized software development costs of $5,756 (including $31 of share-based compensation) and $1,756, respectively. Amortization expense for the related capitalized internally developed software is included in Depreciation and amortization in the consolidated statements of income and amounted to $843 and $2,978 during 2017 and 2018, respectively.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:	GOODWILL AND OTHER INTANGIBLE ASSETS, NET

a.	Goodwill

The changes in the net carrying amount of goodwill in 2017 and 2018 were as follows:

Balance as of January 1, 2017	$190,737

Impairment on Undertone's goodwill	(65,686)

Balance as of December 31, 2017	$125,051

Balance as of December 31, 2018	$125,051

Goodwill has been recorded as a result of prior acquisitions and represents excess of the consideration over the net fair value of the assets of the businesses acquired. As of December 31, 2018, the Company has two reporting units – Undertone and Search monetization. The Company performs tests for impairment of goodwill at the reporting unit level at least annually, or more frequently if events or changes in circumstances occur that would more likely than not reduce the fair value of a reporting unit below its carrying value. In 2017 the Company recorded an impairment charge of $65,686, classified as “Impairment charges” in the consolidated statements of income. No such impairment charges were recorded in 2018.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

b.	Intangible assets, net

The following is a summary of intangible assets as of December 31, 2018:

	December 31, 2017	Amortization	OCI	December 31, 2018

Acquired technology	$30,837	$-	$(30)	$30,807
Accumulated amortization	(19,959)	(1,301)	18	(21,242)
Impairment	(8,749)	-	-	(8,749)
Acquired technology, net	2,129	(1,301)	(12)	816

Customer relationships	31,949	-	(9)	31,940
Accumulated amortization	(18,832)	(999)	6	(19,825)
Impairment	(10,426)	-	-	(10,426)
Customer relationships, net	2,691	(999)	(3)	1,689

Tradename and other	18,457	-	(42)	18,415
Accumulated amortization	(6,858)	(2,469)	13	(9,314)
Impairment	(5,110)	-	-	(5,110)
Tradename and other, net	6,489	(2,469)	(29)	3,991

Intangible assets, net	$11,309	$(4,769)	$(44)	$6,496

The following is a summary of intangible assets as of December 31, 2017:

	December 31, 2016	Amortization	OCI	Impairment	December 31, 2017

Acquired technology	$30,674	$-	$163	-	$30,837
Accumulated amortization	(14,490)	(5,390)	(79)	-	(19,959)
Impairment	(956)	-	-	(7,793)*)	(8,749)
Acquired technology, net	15,228	(5,390)	84	(7,793)	2,129

Customer relationships	31,898	-	51	-	31,949
Accumulated amortization	(13,905)	(4,900)	(27)	-	(18,832)
Impairment	(91)	-	-	(10,335)*)	(10,426)
Customer relationships, net	17,902	(4,900)	24	(10,335)	2,691

Tradename and other	18,224	-	233	-	18,457
Accumulated amortization	(4,079)	(2,734)	(45)	-	(6,858)
Impairment	(3,257)	-	-	(1,853)*)	(5,110)
Tradename and other, net	10,888	(2,734)	188	(1,853)	6,489

Intangible assets, net	$44,018	$(13,024)	$296	$(19,981)	$11,309

*) Calculated based on the Income approach (discounted cash flow model), using a discount rate of 15.7%

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

The estimated useful life of the intangible assets are as follows:

Estimated useful life
Acquired technology	3-5 years
Customer relationships	4-5 years
Tradename and other	4-11 years

Amortization of intangible assets, net, in each of the succeeding five years and thereafter is estimated as follows:

2019	$4,228
2020	1,279
2021	229
2022	240
2023	252
Thereafter	268

$6,496

NOTE 7:	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2017	2018

Employees and payroll accruals	$8,020	$8,528
Government authorities	2,427	2,068
Professional services accruals	1,886	1,480
Other accruals	4,155	4,604
Other overhead related expenses	885	253
Hosting, software and web services accruals	411	307

	$17,784	$17,240

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:         DERIVATIVES AND HEDGING ACTIVITES

The fair value of the Company’s outstanding derivative instruments is as follows:

		December 31,
	Balance sheet	2017	2018

Derivatives designate as hedging instruments:
Foreign exchange forward contracts and other derivatives	''Prepaid expenses and other current assets''	$140	$11
	''Accrued expenses and other liabilities''	-	153
	''Accumulated other comprehensive income''	116	(106)

Derivatives not designated as hedging instruments:

Cross currency SWAP	''Prepaid expenses and other current assets''	$3,346	$860

As of December 31, 2018, the Company estimates that $142 of the net derivative losses related to its cash flow hedges included in accumulated other comprehensive income will be reclassified into expenses within the next 12 months when the underlying hedged item impacts earnings.

The net losses reclassified from accumulated other comprehensive loss to the operating expenses are as follows:

	Gain recognized in Statements of Comprehensive Income		Gain (loss) recognized in consolidated statements of Income
	Year ended December 31,	Statement of Income	Year ended December 31,
	2018		2016	2017	2018
Derivatives designated as hedging instruments:
Foreign exchange options and forward contracts	$(223)	"Operating expenses"	$167	$525	$(206)

Derivatives not designated as hedging instruments:
Foreign exchange options and forward contracts		"Financial expenses"	(16)	132	(186)
SWAP		"Financial expenses"	608	2,373	2,487

Total	$(223)		$759	$3,030	$2,095

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:	SHORT TERM AND LONG-TERM DEBT

1.
On November 30, 2015, concurrently with the closing of the Undertone acquisition, Interactive Holding Corp. entered into a new secured credit agreement for $50,000, due in quarterly installments from March 2016 to November 2019. The installments started at $625 per quarter, increased to $1,250 per quarter in March 2018 and required a final payment upon maturity of $35,000. The interest rate was LIBOR plus 5.5% per annum on the outstanding principal. The loan was secured by substantially all the assets of the companies in the Undertone group and by guarantees of such companies. The debt issuance cost amounted to $1,399, which was deducted from the carrying amount of the loan in the consolidated balance sheets and amortized during the loan's term according to the effective interest method.

According to the credit agreement, Undertone had the option for prepayment to be applied to principal installments as specified by Undertone. In each of 2016 and 2017, Undertone prepaid $5,000 (together $10,000), which were applied to the final principal upon maturity. In November 2017, Undertone opted to exercise its equity cure right to cure certain financial covenant defaults for the fiscal quarter ending September 30, 2017. To this extent, Undertone paid $1,580 which was applied to subsequent amortization payments in the direct order of maturity. In connection with the exercise of the equity cure, Undertone paid an additional $264 which was amortized in the same manner as the debt issuance costs.

On March 6, 2018, the Company entered into an amendment to its secured credit agreement which provides for a waiver of the financial covenants of the quarter ending December 31, 2017 as well as certain covenants relief. The Amendment was conditioned upon an $8,000 prepayment of the term loan, which took place on the same date. As of December 31, 2018, the outstanding loan balance of $21,500 (including the accrued interest thereon) was fully repaid (see also 3 below).

2.
On May 9, 2017, the Company secured $17,500 under a new credit facility from an Israeli bank of which $12,500 revolving credit line and $5,000 term loan. The $12,500 credit facility had an interest of LIBOR plus 3.5% per annum and was secured, among other, by a lien on the accounts receivable of ClientConnect Ltd., an Israeli subsidiary. Both facilities were guaranteed by Perion. The $5,000 was a long-term loan bearing interest at LIBOR plus 5% per annum, to be repaid in 36 equal installments starting from June 30, 2017. As of December 31, 2018 the outstanding balance of the credit facility was repaid and replaced by another loan from the same bank (see below).

3.
On December 17, 2018, the company, executed a new loan facility, in the amount of $25,000. Proceeds of the loan facility were applied to refinancing of the existing debt as well as the debt of Undertone. Principal on the loan is payable in twelve equal quarterly instalments beginning March 2019 and maturing on December 31, 2021. The interest on the loan is at the rate of three-month LIBOR plus 5.7% per annum, payable quarterly. The credit facility is secured by liens on the assets of ClientConnect and Undertone and is guaranteed by Perion and Undertone. Each such guarantee is limited to $33 million. Financial covenants for the loan facility are tested at the level of Perion on a consolidated basis. As of December 2018, Perion meets all of its covenants.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

As of December 31, 2018, the aggregate principal annual maturities according to all of the above loan agreements were as follows:

Repayment amount

2019	$8,333
2020	8,333
2021	8,334

Present value of principal payments	25,000
Less: current portion	(8,333)

Long-term debt	$16,667

NOTE 10:	CONVERTIBLE DEBT

In September 2014, the Company completed a public offering in Israel of its Series L Convertible Bonds (the "Bonds"), with an aggregate par value of approximately ILS 143,500, out of which, as of December 31, 2018, approximately ILS 57,394 was outstanding, (approximately $15,313 as of December 31, 2018). The Bonds were issued at a purchase price equal to 96.5% of their par value and bear annual interest at a rate of 5%, payable semi-annually, subject to a possible increase up to 6% in the event and to the extent the Company’s debt rating is downgraded. The Bonds’ principal, denominated in ILS, is repayable in five equal annual instalments commencing on March 31, 2016.

The Bonds are convertible, at the election of each holder, into the Company’s ordinary shares at a conversion price of ILS 100.815 per share ($26.90 on December 31, 2018) from the date of issuance and until March 15, 2020. The ordinary shares issued upon conversion of the Bonds will be listed on the NASDAQ Stock Market (“Nasdaq”) and the Tel-Aviv Stock Exchange (“TASE”), to extent that the Company's ordinary shares are listed thereon at the time of conversion. The conversion price is subject to adjustment in the event that the Company effects a share split or reverse share split, rights offering or a distribution of bonus shares or a cash dividend.

The Company may redeem the Bonds upon delisting of the Bonds from the TASE, subject to certain conditions. In addition, the Company may redeem the Bonds or any part thereof at its discretion after December 1, 2014, subject to certain conditions.

The Company elected to apply the fair value option in accordance with ASC 825, “Financial Instruments”, to the Bonds and therefore all unrealized gains and losses are recognized in earnings. As of December 31, 2018, the fair value of the Bonds, based on their quoted price at the TASE and including accrued interest of $193, was $15,453.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

The changes of the long-term convertible debt in 2017 and 2018 were as follows:

Balance as of January 1, 2017	$29,526

Change in accrued interest	1,344
Change in fair value	3,785
Payment of interest	(1,401)
Payment of principal	(7,901)

Balance as of December 31, 2017*	$25,353

Change in accrued interest	863
Change in fair value	(1,585)
Payment of interest	(1,011)
Payment of principal	(8,167)

Balance as of December 31, 2018*	$15,453

* includes accrued interest of $313 and $193 as of December 31, 2017 and 2018, respectively.

In order to mitigate the potential adverse impact of the fluctuations in the ILS-USD exchange rate, the Company entered into a cross currency interest rate swap agreement (the “SWAP”) to hedge the future interest and principal payments of the Bonds, which are denominated in ILS.

As of December 31, 2018, the Company satisfies all of the financial covenants associated with both the Bonds and the SWAP.

As of December 31, 2018, the aggregate principal annual payments of the Bonds were as follows:

Repayment amount

2019	$7,657
2020	7,656
$15,313

NOTE 11:	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Office lease commitments

In January 2014, the Company entered into a lease agreement for new corporate offices in Holon, Israel. The lease expires in January 2025, with an option by the Company to extend for two additional terms of 24 months each. Additionally, the Company may exercise an early termination of the lease in November 2019 and will pay the amount of the construction budget which was utilized.

In June 2018, Undertone entered into a lease agreement for its office at World Trade Center (WTC) New York. The lease expires in May 2026. Additionally, the Company may choose an early termination in 2023.
Certain other facilities of the Company are rented under operating lease agreements, which expire on various dates, the latest of which is in 2028. The Company recognizes rent expense under such arrangements on a straight-line basis.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

Furthermore, the Company leases motor vehicles for employees under operating lease agreements.

Aggregate minimum lease commitments under the aforesaid non-cancelable operating leases as of December 31, 2018, were as follows:

	Minimum lease payments	Minimum sublease rentals	Net future minimum lease commitment
2019	$5,102	$3,248	$1,854
2020	5,985	2,940	3,045
2021	5,768	2,880	2,888
2022	5,062	2,325	2,737
2023	4,681	1,987	2,694
Thereafter	9,922	2,153	7,769
	$36,520	$15,533	$20,987

Facilities leasing expenses from continued operations in the years 2016, 2017 and 2018 were $5,419, $4,118, and $4,123 respectively. Car leases expenses from continued operations in the years 2016, 2017 and 2018 were $790, $493 and $343, respectively. Sublease income amounted to $703, $1,076 and $2,213 in the years 2016, 2017 and 2018, respectively.

b.	Contingent purchase obligation

On November 30, 2012, the Company completed the acquisition of 100% of Sweet IM’s shares. Pursuant to the terms of the Share Purchase Agreement (“SPA”) between the Company and SweetIM, the Company was obligated to pay SweetIM's shareholders, among other payments, a payment of up to $7,500 in cash in May 2014 if certain milestones were met (the “Contingent Payment”). The milestones were based on the Company's GAAP revenues in 2013, and the absence of certain changes in the industry in which the Company operates. On May 28, 2014, the Company paid $2,500 in respect of the Contingent Payment. Following such payment, on June 22, 2014, SweetIM’s Shareholders’ representative notified the Company claiming that the Company owes SweetIM’s shareholders the entire Contingent Payment. In April 2015, pursuant to the SPA, an arbitration process with respect to this claim has commenced in Israel. Based on the August 2018 ruling of the arbitrator, the remaining balance of the Contingent Payment shall be paid to SweetIM's shareholders in 3 equal installments. As of December 31, 2018, the Company maintains a $1,667 liability in its financial statements, which was fully paid during January 2019.

c.	Legal Matters

On December 22, 2015, Adtile Technologies Inc. filed a lawsuit against the Company and Intercept Interactive Inc. (“Intercept”), a subsidiary of Interactive Holding Corp., in the United States District Court for the District of Delaware. The lawsuit alleges various causes of action against Perion and Undertone related to Undertone’s alleged unauthorized use and misappropriation of Adtile’s proprietary information and trade secrets. Adtile is seeking injunctive relief and, unspecified monetary damages. On June 23, 2016, the court denied Adtile’s motion for a preliminary injunction. On June 24, 2016, the court (i) granted the Company’s motion to dismiss, and (ii) granted Intercept’s motion to stay the action and compel arbitration. In November 2017, the court dismissed the case for administrative reasons, since Adtile had not commenced arbitration proceedings. The Company is still unable to predict the outcome or range of possible loss as of the date of these financial statements, since to date Adtile had not commenced arbitration procedures. Regardless, the Company believes it has strong defenses against this lawsuit and intends to defend against it vigorously.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

In addition, from time to time, the Company is party to other various legal proceedings, claims and litigation that arise in the ordinary course of business. It is the opinion of management that the ultimate outcome of these matters will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

NOTE 12:	SHAREHOLDERS' EQUITY

a.	Ordinary shares

The ordinary shares of the Company entitle their holders to voting rights, the right to receive cash dividend and the right to a share in excess assets upon liquidation of the Company.

On August 2, 2018 the Company's Shareholders' approved a 3:1 “Reverse Share Split” of its Ordinary shares, which became effective on August 26, 2018. The accompanying consolidated financial statements and notes give retroactive effect to the reverse share split for all periods presented. All fractional shares created by the Reverse Share Split have been rounded down to the nearest whole share.

b.	Private placement

On December 3, 2015 (the “Effective date”), the Company completed a private placement of 4,436,898 ordinary shares for gross proceeds of $10,125 pursuant to a Securities Purchase Agreement (the “SPA”) with two investors. The purchase price per share was $2.282 per share, which was the average closing price of an ordinary share on the Nasdaq Global Select Market for the 30 trading days ending on December 1, 2015. According to the terms of the SPA, on September 1, 2016, the per share purchase price was adjusted downward to a price per share of $1.939, and the Company issued to the two investors 782,981 additional ordinary shares for no additional consideration.

On November 30, 2015, the Company entered into a Registration Rights Agreement (the "Agreement") with the two investors, pursuant to which the Company shall use its commercially reasonable efforts in order to file a registration statement on Form F-3 for the resale of the aforesaid ordinary shares issued within the time frame as detailed in the Agreement. The registration statement was declared effective on March 31, 2016.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

c.	Share Options, Restricted Share Units and Warrants

In 2003, the Company's Board of Directors approved the 2003 Equity Incentive Plan (the "Plan") for an initial term of ten years from adoption and on December 9, 2012, extended the term of the Plan for an additional ten years. On August 7, 2013, the Company’s Board of Directors approved amendments to the Plan which include the ability to grant RSUs and restricted shares.

The contractual term of the share options is generally no more than five years and the vesting period of the options and RSUs granted under the Plan is between one and three years from the date of grant. The rights of the ordinary shares issued upon the exercise of share options or RSUs are identical to those of the other ordinary shares of the Company.

As of December 31, 2018, there were 878,249 ordinary shares reserved for future share-based awards under the Plan.

The following table summarizes the activities for the Company’s service-based share options for the year ended December 31, 2018:

		Weighted average
	Number of options	Exercise price	Remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2018	4,203,888	$4.52	4.27	$56
Granted	1,035,481	3.08	-	-
Exercised	(167)	3.24	-	-
Cancelled	(1,494,395)	5.20	-	-
Outstanding at December 31, 2018	3,744,807	$3.85	4.97	$27

Exercisable at December 31, 2018	1,314,690	$4.88	3.86	$4

Vested and expected to vest at December 31, 2018	2,906,311	$4.57	4.11	$19

The weighted-average grant-date fair value of options granted during the years ended December 31, 2016, 2017 and 2018 was $0.64, $0.72 and $1.27, respectively.

The aggregate intrinsic value of the outstanding share options at December 31, 2018, represents the intrinsic value of 106,332 outstanding options that were in-the-money as of such date. The remaining 3,638,475 outstanding options were out-of-the-money as of December 31, 2018, and their intrinsic value was considered as zero. Total intrinsic value of options exercised during the year ended December 31, 2018 was $1.

The number of options expected to vest reflects an estimated forfeiture rate.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

The following table summarizes the activities for the Company’s performance-based share options for the year ended December 31, 2018:

		Weighted average
	Number of Performance based options	Exercise price	Remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2018	283,331	$4.93	-	$-
Cancelled	(66,666)	6.84	-	-

Outstanding at December 31, 2018	216,665	4.35	4.12	-

Exercisable at December 31, 2018	116,666	5.30	2.55	-

Vested and expected to vest at December 31, 2018	116,666	$5.30	2.55	$-

The performance based options’ vesting is contingent upon achieving specific financial targets of the Company, set at the grant date.

No performance based options were granted during 2016, 2017 and 2018.

There is no aggregate intrinsic value of the outstanding performance-based options at 2018, since they were all out-of-the-money as of such date.

The number of options expected to vest reflects an estimated forfeiture rate.

The following table summarizes additional information regarding outstanding and exercisable options under the Company's share Option Plan as of December 31, 2018:

	Outstanding			Exercisable
Range of exercise price	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price

$1.03 – 2.94	206,211	3.74	$2.62	69,325	1.33	$2.78
3.01 – 3.36	2,909,553	5.64	3.20	802,145	5.14	3.23
4.23 – 6.90	720,937	3.02	4.86	435,115	2.33	5.20
7.08 – 9.81	10,332	1.29	7.24	10,332	1.29	7.24
10.01 – 12.75	72,220	1.49	10.85	72,220	1.49	10.85
$13.14 –40.62	42,219	0.44	26.69	42,219	0.44	26.69

	3,961,472	4.92	$3.87	1,431,356	3.75	$4.91

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

The Company recognized share-based compensation expenses related to its share-based awards in the consolidated statements of operations as follows:

	Year ended December 31,
	2016	2017	2018

Cost of revenues	$219	$36	$136
Research and development	708	229	448
Selling and marketing	1,907	744	848
General and administrative	4,010	1,103	1,286

Total	$6,844	$2,112	$2,718

Share-based compensation in discontinued operations	$42	$-	$-

As of December 31, 2018, there was $2,968 of unrecognized compensation cost related to outstanding options and RSUs and $59 related to outstanding warrants. These amounts are expected to be recognized over a weighted-average period of 1.43 years related to outstanding options and RSUs and 1 year related to outstanding warrants. To the extent the actual forfeiture rate is different from what has been estimated, share-based compensation related to these awards will differ from the initial expectations.

d.
In connection with the Undertone acquisition, the Company granted warrants to purchase 66,666 ordinary shares, at a weighted average exercise price of $9.09 per share, to a third-party vendor that provides development services to Undertone. The warrants are exercisable until December 27, 2020, and its weighted-average grant-date fair value was $1.23. The total expense incurred in 2016, 2017 and 2018 was $62, $61 and $61, respectively.

e.
In January 2018, the Company executed a repricing of 2,689,669 share options of the Company's employees, and directors. As part of the repricing, the options' exercise price was adjusted to $ $3.24 with a  vesting period of (i) grants issued prior to January 1, 2015, shall vest over a twelve months period in quarterly installments whether or not currently vested or would have been vested by that time; (ii) grants issued after January 1, 2015 will be subject to the following vesting schedule: one third shall vest over twelve months in equal quarterly installments, and the remaining two-thirds shall vest over twenty four months in equal quarterly installments whether or not currently vested or would have been vested by that time. The expiration date of the adjusted options shall be seven years from the date hereof.  The total incremental fair value of these options amounted to $1,471.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:	FINANCIAL INCOME (EXPENSE), NET

	Year ended December 31,
	2016	2017	2018

Financial income:
Interest income	$204	$132	$296
Foreign currency translation gains, net	-	204	1,013
Change in fair value of convertible debt	-	-	1,585
Change in fair value of SWAP	608	2,373	-
Other	-	197	355
	$812	$2,906	$3,249

Financial expense:
Foreign currency translation losses, net	$(779)	$-	$-
Interest and change in fair value of payment obligation related to acquisitions	(1,303)	(43)	-
Interest expense on debts	(5,306)	(4,794)	(3,820)
Change in fair value of SWAP	-	-	(2,487)
Change in fair value of convertible debt	(1,350)	(3,785)	-
Bank charges and other	(362)	(206)	(736)
	$(9,100)	$(8,828)	$(7,043)

Financial expense, net	$(8,288)	$(5,922)	$(3,794)

NOTE 14:	INCOME TAXES

a.	Income (Loss) before taxes on income

Income (Loss) before taxes on income is comprised as follows:

	Year ended December 31,
	2016	2017	2018

Domestic	$(3,393)	$10,485	$9,081
Foreign	6,453	(92,065)	1,816

Total	$3,060	$(81,580)	$10,897

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

b.	Taxes on income

Taxes on income are comprised as follows:

	Year ended December 31,
	2016	2017	2018

Current taxes	$3,753	$1,212	$1,706
Taxes in respect of previous years	(273)	(1,179)	612
Deferred tax expense (benefit)	(3,268)	(8,859)	458

Total	$212	$(8,826)	$2,776

Taxes on income by jurisdiction were as follows:

	Year ended December 31,
	2016	2017	2018

Domestic	$3,396	$1,548	$2,187
Foreign	(3,184)	(10,374)	589

Total	$212	$(8,826)	$2,776

Domestic:
Current taxes	$2,800	$387	$1,121
Deferred tax (benefit) expense	937	2,532	649
Taxes in respect of previous years	(341)	(1,371)	417

Total - Domestic	$3,396	$1,548	$2,187

Foreign:
Current taxes	$953	$825	$585
Deferred tax benefit	(4,205)	(11,391)	(191)
Taxes in respect of previous years	68	192	195

Total - Foreign	$(3,184)	$(10,374)	$589

Total income tax expense	$212	$(8,826)	$2,776

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

c.	Deferred Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31,
	2017	2018
Deferred tax assets:
Net operating loss carry forwards	$5,809	$4,992
Research and development	753	2,216
Intangible assets	829	1,480
Other temporary differences mainly relating to reserve and allowances	1,937	718
Deferred tax assets, before valuation allowance	9,328	9,406
Valuation allowance	4,530	4,992
Total deferred tax assets, net	$4,798	$4,414

Deferred tax liabilities:
Intangible assets	$-	$-
Property and equipment, net	-	$-
Total deferred tax liabilities	$-	$-

Total deferred tax liability, net	$4,798	$4,414

Domestic:
Long term deferred tax asset, net	$1,536	$950
Long term deferred tax liability	-	-
	$1,536	$950

Foreign:
Long term deferred tax asset, net	$3,262	$3,464
Long term deferred tax liability	-	-
	$3,262	$3,464

Total deferred tax asset (liability), net	$4,798	$4,414

The $462 change in the total valuation allowance for the year ended December 31, 2018, relates to the increase in deferred taxes on operating loss carry-forwards and temporary differences for which a full valuation allowance was recorded.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

d.	Reconciliation of the Company’s effective tax rate to the statutory tax rate in Israel

A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company, and the actual tax expense as reported in the statement of income is as follows:

	Year ended December 31,
	2016	2017	2018

Income (Loss) before taxes on income	$3,060	$(81,580)	$10,897
Statutory tax rate in Israel	25.0%	24.0%	23.0%
Theoretical tax expense (income)	$765	$(19,579)	$2,506

Increase (decrease) in tax expenses resulting from:
"Preferred Enterprise" benefits *	(1,356)	(584)	(1,301)
Non-deductible expenses	1,777	1,150	298
Non- deductible Impairment charges	-	12,652	-
Deferred taxes on losses and other temporary charges for which a valuation allowance was provided, net	527	(209)	541
Tax adjustment in respect of different tax rate of foreign subsidiaries	(2,032)	(3,392)	511
Change in future tax rate	448	836	-
Other	83	300	221

Taxes on income	$212	$(8,826)	$2,776

* Benefit per ordinary share from "Preferred Enterprise" status:

Basic	$0.05	$0.02	$0.05
Diluted	$0.05	$0.02	$0.05

e.	Income tax rates

Taxable income of Israeli companies was generally subject to corporate tax at the rate of 25% for the 2016 tax year. On December 30, 2016, as part of the Economic Efficiency Law (Legislative Amendments for Accomplishment of Budgetary Targets for Budget Years 2017-2018), 5777-2016, the corporate tax rate was reduced to 24% for the 2017 tax year and to 23% in the 2018 tax year. However, the effective tax rate payable by a company that derives income from a Preferred Enterprise (as discussed below) may be considerably lower.

Non-Israeli subsidiaries are taxed according to the tax laws in their respective countries of residence.

Deferred taxes were not provided for undistributed earnings of the Company’s foreign subsidiaries. Currently, the Company does not intend to distribute any amounts of its undistributed earnings as dividends. The Company intends to reinvest these earnings indefinitely in the foreign subsidiaries and pay down its debt. Accordingly, no deferred income taxes have been provided in respect of these subsidiaries. If these earnings were distributed to Israel in the form of dividends or otherwise, the Company would be subject to additional Israeli income taxes (subject to an adjustment for foreign tax credits) and foreign withholding taxes. The amount of undistributed earnings of foreign subsidiaries is immaterial.

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

The Israeli parliament enacted a reform to the Investment Law, effective January 2011 (which was amended in August 2013). According to the reform, a flat rate tax applies to companies eligible for the "Preferred Enterprise" status. In order to be eligible for Preferred Enterprise status, a company must meet minimum requirements to establish that it contributes to the country’s economic growth and is a competitive factor for the gross domestic product.

The Company’s Israeli operations elected “Preferred Enterprise” status, started in 2011.

Benefits granted to a Preferred Enterprise include reduced tax rates. As part of Economic Efficiency Law (Legislative Amendments for Accomplishment of Budgetary Targets for Budget Years 2017-2018), 5777-2016, the tax rate is 16% for all other Areas other than Area A (which was 9% from 2016 onward). Preferred Enterprises in peripheral regions will be eligible for Investment Center grants, as well as the applicable reduced tax rates.

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

g.	The New Technological Enterprise Incentives Regime (Amendment 73 to the Investment Law)

In December 2016, the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which includes Amendment 73 to the Law for the Encouragement of Capital Investments ("the 2017 Amendment") was published. According to the 2017 Amendment, Technological preferred enterprise, as defined in the Investment, with total consolidated revenues of less than NIS 10 billion, shall be subject to 12% tax rate on income deriving from intellectual property (in development area A—a tax rate of 7.5%).

Any dividends distributed deriving from income from the preferred technological enterprises will be subject to tax at a rate of 20%. The 2017 Amendment further provides that, in certain circumstances, a dividend distributed to a foreign corporate shareholder, would be subject to a 4% tax rate (if the percentage of foreign investors exceeds 90%).

The Company assessed the criteria for qualifying to a “Preferred Technological Enterprise,” status and concluded that the Israeli entity is entitled to the above-mentioned benefits. The Company implemented the new incentives in its tax calculations starting 2017.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

h.	Uncertain tax positions

A reconciliation of the beginning and ending balances of the total amounts of unrecognized tax benefits is as follows:

	December 31,
	2017	2018

Balance at the beginning of the year	$3,236	$4,063
Increase (decrease) related to prior year tax positions, net	153	(658)
Increase related to current year tax positions	674	82

Balance at the end of the year	$4,063	$3,487

The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in finance expenses. During the years ended December 31, 2016, 2017 and 2018, the Company recognized approximately $227, $344, and $12 in interest and penalties. The Company had $537, and $549 for the payment of interest and penalties accrued at December 31, 2017, and 2018, respectively.

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

The Company’s tax assessments in Israel and the U.S. for tax years prior to 2014 and 2016 respectively are considered final. The Company has net operating losses in the U.S. from prior tax periods beginning in 2005 which may be subject to examination upon utilization in future tax periods

i.	Tax loss carry-forwards

As of December 31, 2018, the Company’s U.S. subsidiaries have net operating loss carry-forwards of $2,555.

Net operating losses in the U.S. may be carried forward through periods which will expire in the years starting from 2031 up to 2035. Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

As of December 31, 2018, the Company’s European subsidiaries have net operating loss carry-forwards of $6,849.

As of December 31, 2018, Perion have net operating loss carry-forwards, in Israel, of $12,518.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

j.	US Tax Reform:

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

In March 2018, the FASB issued Accounting Standards Update No. 2018-05, "Income Taxes Topic (740): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 118" ("ASU 2018-05") to address situations when a registrant does not have the necessary information available, prepared or analyzed (including computations) in reasonable detail to complete the accounting for certain income tax effects of the TCJA.

The Company included a $836 provisional estimate for the expected impact of the TCJA as of December 31, 2017, mainly in respect of the corporate rate reduction. During 2018, the Company completed its analysis of the impacts of the Act with an immaterial impact .

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:       EARNINGS PER SHARE

The table below presents the computation of basic and diluted net earnings per common share:

	Year ended December 31,
	2016	2017	2018
Numerator:
Net income (Loss) attributable to ordinary shares - basic	$2,848	$(72,754)	$8,121

Net income (Loss) from continuing operations - diluted	$2,848	$(72,754)	$8,121
Net loss from discontinued operations – basic and diluted	$(2,647)	$-	$-

Denominator:
Number of ordinary shares outstanding during the year	25,520,151	25,849,724	25,850,067
Weighted average effect of dilutive securities:
Employee options and restricted share units	37,783	-	5,158

Diluted number of ordinary shares outstanding - Continuing and discontinued operations	25,557,934	25,849,724	25,855,225

Basic net earnings (loss) per ordinary share
Continuing operations	0.11	$(2.81)	$0.31
Discontinued operations	(0.10)	$-	$-
Net income (loss)	0.01	$(2.81)	$0.31

Diluted net earnings (loss) per ordinary share
Continuing operations	0.11	$(2.81)	$0.31
Discontinued operations	(0.10)	$-	$-
Net income (loss)	0.01	$(2.81)	$0.31

Ordinary shares equivalents excluded because their effect would have been anti-dilutive	3,566,788	5,408,206	4,725,618

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:       RESTRUCTURING COSTS

Restructuring charges were recorded in connection with restructuring plans in order to reduce workforce, close certain facilities, as well as other cost saving measures and amounted to $700, $0, and $2,100 during 2016, 2017 and 2018, respectively.

NOTE 17:       MAJOR CUSTOMERS

A substantial portion of the Company's revenue is derived from search fees and online advertising, the market for which is highly competitive and rapidly changing. Significant changes in this industry or in customer buying behavior would adversely affect the Company’s operating results.

The following table sets forth the customers that represent 10% or more of the Company’s total revenues in each of the years presented below:

	Year ended December 31,
	2016	2017	2018

Customer A	49%	46%	45%

NOTE 18:       GEOGRAPHIC INFORMATION

The Company operates as one operating segment. Operating segments are defined as components of an enterprise for which separate financial information is evaluated regularly by the Chief Operating Decision Maker, who is the Chief Executive Officer, in deciding how to allocate resources and assessing performance. Over the past few years, the Company has completed several acquisitions. These acquisitions have allowed the Company to expand its offerings, presence and reach in various markets. While the Company has offerings in multiple enterprise markets, the Company’s business operates in one segment which is the High Impact Advertising solutions, and the Company’s Chief Operating Decision Maker evaluates the Company’s financial information and resources and assesses the performance of these resources on a consolidated basis.

The following table presents the total revenues for the years ended December 31, 2016, 2017 and 2018, allocated to the geographic areas in which they were generated:

	Year ended December 31,
	2016	2017	2018

North America (mainly U.S.)	$253,960	$213,471	$197,440
Europe	47,012	48,146	46,858
Other	11,822	12,369	8,547

	$312,794	$273,986	$252,845

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

The total revenues are attributed to geographic areas based on the location of the end-users.

The following table presents the locations of the Company’s property and equipment as of December 31, 2017 and 2018:

	December 31,
	2017	2018

Israel	$12,229	$11,193
U.S.	4,064	3,997
Europe	1,183	459

	17,476	$15,649

ITEM 19.        EXHIBITS:

No.	Description

1.1	Memorandum of Association of Perion, as amended and restated (translated from Hebrew)

1.2	Articles of Association of Perion, as amended and restated

4.1
Share Purchase Agreement by and among Perion Network Ltd., SweetIM Ltd., SweetIM Technologies Ltd., the Shareholders of SweetIM Ltd. and Nadav Goshen as Shareholders’ Agent, dated as of November 7, 2012, and Amendment No. 1, dated as of November 30, 2012 (1)

4.2	Registration Rights Agreement among the Company and the investors listed therein, dated as of November 7, 2012 (1)

4.3	Share Purchase Agreement by and among Perion Network Ltd., Conduit Ltd. and ClientConnect Ltd., dated as of September 16, 2013 (2)

4.4	Form of Standstill Agreement between Perion Network Ltd. and certain shareholders thereof, dated as of September 16, 2013 (2)

4.5	Form of Registration Rights Undertaking of the Company dated January 2, 2014 (2)

4.6	Perion 2003 Israeli Share Option Plan and U.S. Addendum (1)

4.7	Perion Equity Incentive Plan (2)

4.8	Compensation Policy for Directors and Officers, adopted November 18, 2013, as amended on March 23, 2017 and on February 15, 2018(3)

4.9	Summary Terms and Conditions of Series L Convertible Bonds (4)

4.10	Search Distribution Agreement by and between Microsoft Online, Inc. and Perion Network Ltd., dated July 29, 2014, as amended on September 15, 2014* (4)

4.11
Merger Agreement by and between Perion Network Ltd., IncrediTone Inc., Or Merger, Inc., Interactive Holding Corp. and Fortis Advisors LLC as the Stockholders’ Representative, dated November 30, 2015 (5)

4.12	Credit Agreement by and between Or Merger, Inc., Interactive Holding Corp., IncrediTone Inc., SunTrust Bank, Silicon Valley Bank and SunTrust Robinson Humphery, Inc., dated November 30, 2015 (5)

4.13	Securities Purchase Agreement by and between Perion Network Ltd. and the purchasers listed therein, dated November 30, 2015 (5)

4.14	Registration Rights Agreement by and between Perion Network Ltd. and the purchasers listed therein, dated December 3, 2015 (5)

4.15
Amendments No. 1, No. 2, No. 3 and No. 4 to the Credit Agreement by and between Or Merger, Inc., Interactive Holding Corp., IncrediTone Inc., SunTrust Bank, Silicon Valley Bank and SunTrust Robinson Humphery, Inc., dated March 4, 2016, May 8, 2016 October 7, 2016 and March 6, 2018 respectively (3)

4.16	Translation of a certain Credit Agreement by and between Perion Network Ltd. and Mizrahi Tefahot Bank Ltd., effective as of December 17, 2018

4.17	A form of Indemnification Letter Agreement between the Company and its present and future directors and officers (3)

4.18	Search Distribution Agreement by and between Microsoft Ireland Operations Limited and Perion Network Ltd., effective as of January 1, 2018* (3)

8	List of subsidiaries (3)

12.1	Certification required by Rule 13a-14(a) or Rule 15d-14(a) executed by the Chief Executive Officer of the Company

12.2	Certification required by Rule 13a-14(a) or Rule 15d-14(a) executed by the Chief Financial Officer of the Company

13.1	Certification required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2	Certification required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, Independent Auditors

101	Financial information from Perion Network Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2018 formatted in XBRL (eXtensible Business Reporting Language)

(1)	Previously filed with the SEC on April 29, 2013 as an exhibit to our annual report on Form 20-F, and incorporated herein by reference

(2)	Previously filed with the SEC on October 15, 2013 as an exhibit to our Report on Form 6-K, and incorporated herein by reference

(3)	Previously filed with the SEC on March 27, 2018 as an exhibit to our annual report on Form 20-F, and incorporated herein by reference

(4)	Previously filed with the SEC on April 16, 2015 as an exhibit to our annual report on Form 20-F, and incorporated herein by reference

(5)	Previously filed with the SEC on March 24, 2016 as an exhibit to our annual report on Form 20-F, and incorporated herein by reference

*	Confidential treatment was granted with respect to certain portions of this exhibit pursuant to 17.C.F.R. §240.24b-2. Omitted portions were filed separately with the SEC

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PERION NETWORK LTD.

By:	/s/ Doron Gerstel
Name: Doron Gerstel
Title: Chief Executive Officer

By:	/s/ Maoz Sigron
Name: Maoz Sigron
Title: Chief Financial Officer

Date:  March 19, 2019