Form 20-F
period 2019-12-31
Perion Network Ltd.
filed 2020-03-16
CIK 1338940

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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
26 HaRokmim Street
Holon, Israel 5885849
(Name, Telephone, E-mail and /or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on which Registered
Ordinary shares, par value NIS 0.03 per share	PERI	Nasdaq Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report.

As of December 31, 2019, the Registrant had outstanding 26,242,459 ordinary shares, par value NIS 0.03 per share (excluding treasury shares).

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

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes ☐ No ☒

PRELIMINARY NOTES

Terms

As used herein, and unless the context suggest otherwise, the terms “Perion,” “Company,” “we,” “us” or “ours” refer to Perion Network Ltd. and subsidiaries. References to “dollar” and “$” are to U.S. dollars, the lawful currency of the United States, and references to “NIS” are to New Israeli Shekels, the lawful currency of the State of Israel. This annual report contains translations of certain NIS amounts into U.S. dollars at specified rates solely for your convenience. These translations should not be construed as representations by us that the NIS amounts actually represent such U.S. dollar amounts or could, at this time, be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, we have translated NIS amounts into U.S. dollars at an exchange rate of NIS 3.456 to $1.00, the representative exchange rate reported by the Bank of Israel on December 31, 2019.

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

ITEM 2.          OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.          KEY INFORMATION

A.           SELECTED FINANCIAL DATA

We derived the selected operations data below for the years ended December 31, 2017, 2018 and 2019 and the selected balance sheet data as of December 31, 2018 and 2019 from our audited consolidated financial statements and the related notes to the financial statements included elsewhere herein (the “Financial Statements”). We derived the selected operations data below for the years ended December 31, 2015 and 2016 and the selected balance sheet data as of December 31, 2015, 2016 and 2017 from our audited consolidated financial statements not incorporated by reference in this report. Our consolidated financial statements are prepared and presented in U.S. dollars and in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). The following tables present selected financial data and should be read in conjunction with “Item 5 – Operating and Financial Review and Prospects” and our Financial Statements.

	Year ended December 31, (U.S. dollars in thousands, except share and per share data)
	2015	2016	2017	2018	2019
Revenues:
Advertising	$32,053	$140,111	$134,481	$125,977	$87,863
Search and other	188,897	172,683	139,505	126,868	173,587
Total Revenues	220,950	312,794	273,986	252,845	261,450

Costs and Expenses:
Cost of revenues	7,877	25,924	24,659	23,757	25,520
Customer acquisition costs and media buy	91,194	140,210	130,885	128,351	135,891
Research and development	21,692	25,221	17,189	18,884	22,585
Selling and marketing	22,886	54,559	52,742	38,918	34,736
General and administrative	31,064	28,827	21,911	16,450	14,999
Restructuring charges	1,052	728	-	2,075	-
Impairment, net of gain on reversal of contingent consideration	72,785	-	85,667	-	-
Depreciation and amortization	11,422	25,977	16,591	9,719	9,711
Total Costs and Expenses	259,972	301,446	349,644	238,154	243,442

Income (Loss) from Operations	(39,022)	11,348	(75,658)	14,691	18,008
Financial expense, net	1,939	8,288	5,922	3,794	3,470

Income (Loss) before Taxes on Income	(40,961)	3,060	(81,580)	10,897	14,538
Taxes on income (Benefit)	697	212	(8,826)	2,776	1,645

Net Income (Loss) from Continuing Operations	(41,658)	2,848	(72,754)	8,121	12,893
Net loss from discontinued operations	26,999	2,647	-	-	-

Net Income (Loss)	$(68,657)	$201	$(72,754)	$8,121	$12,893

Net Earnings (Loss) per Share - Basic:
Continuing operations	$(1.74)	$0.11	$(2.81)	$0.31	$0.50
Discontinued operations	$(1.14)	$(0.10)	$-	$-	-
Net Income (Loss)	$(2.88)	$0.01	$(2.81)	$0.31	$0.50

Net Earnings (Loss) per Share – Diluted:
Continuing operations	$(1.74)	$0.11	$(2.81)	$0.31	$0.49
Discontinued operations	$(1.14)	$(0.10)	$-	$-	-
Net Income (Loss)	$(2.88)	$0.01	$(2.81)	$0.31	$0.49

Number of shares continuing and discontinued:
Basic	23,766,811	25,520,151	25,849,724	25,850,067	25,965,357
Diluted	23,766,811	25,557,934	25,849,724	25,855,225	26,357,585

Balance Sheet Data	As of December 31,
(U.S. dollars in thousands):	2015	2016	2017	2018	2019

Cash and cash equivalents	$17,519	$23,962	$31,567	$39,109	$38,389
Working capital	$37,394	$27,048	$32,895	$26,779	$31,799
Total assets	$442,298	$368,452	$274,027	$256,446	$283,777
Total liabilities	$242,461	$160,308	$135,695	$107,665	$118,595
Shareholders’ equity	$199,837	$208,144	$138,332	$148,781	$165,182

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

We generally do not enter into long-term contracts with our advertising customers, and such customers do business with us on a non-exclusive basis. In most cases, our customers may terminate or reduce the scope of their agreements with little or no penalty or notice. Accordingly, our business is highly vulnerable to adverse economic conditions, market evolution, development of new or more compelling offerings by our competitors and development by our advertising customers of in-house replacement services. Any reduction in spending by, or loss of, existing or potential advertisers would negatively impact our revenue and operating results.

Furthermore, the discretionary, non-exclusive nature of our relationships with advertising customers subject us to increased pricing pressure. Although we believe our rates are competitive, our competitors may be able to offer more favorable pricing or other advantageous terms. As a result, we may be compelled to reduce our rates, offer other incentives or other more compelling pricing models in order to maintain our current customers and attract new customers. If a significant number of customers are able to compel us to charge lower rates or provide rate concessions or incentives, there is no assurance that we would be able to compensate for such price reductions or conserve our profit margins.

Large and established internet and technology companies, such as Google and Facebook, play a substantial role in the digital advertising market and may significantly impair our ability to operate in this industry.

Google and Facebook are substantial players in the digital advertising market and account for a large portion of the digital advertising budgets, along with other smaller players. Such high concentration causes us to be subject to any unilateral changes they may make with respect to advertising on their respective platforms, which may be more lucrative than alternative methods of advertising or partnerships with other publishers that are not subject to such changes. Furthermore, we could have limited ability to respond to, and adjust for, changes implemented by such players.

These companies, along with other large and established Internet and technology companies, may also leverage their power to make changes to their web browsers, operating systems, platforms, networks or other products or services in a way that impacts the entire digital advertising marketplace.

Since February 2018, the Google Chrome internet browser supports the “Better Ads Standards” implemented by the Coalition for Better Ads, an industry body formed by leading international trade associations and companies involved in online media (in which Undertone is also a member), and remove all ads from certain sites that violate this standard. This, together with other advertisement-blocking technologies incorporated in or compatible with leading internet browsers, could impact on Undertone’s ad units (as well as those of Undertone’s competitors) and advertisements served through Content IQ. These changes could materially impact the way we do business, and if we or our advertising partners are unable to quickly and effectively adjust to those changes, there could be an adverse effect on our revenues and performance.

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

Our primary advertising customers are advertising agencies, and many of those agencies are owned, affiliated with or controlled by a small number of large holding companies. If any of these holding companies decide to reduce or terminate their business relationship with us for any reason, it may lead to a material adverse impact on our revenue and profitability.

We are currently able to serve, track and manage advertisements for our customers as well as for our own operations, on a variety of networks and websites. The consolidation trend could substantially impair our ability to operate if such consolidated companies decide not to permit us to serve, track or manage advertisements on their websites and/or on our properties, if they develop ad placement systems that are incompatible with our ad serving capabilities or if they use their market power to force their customers to use certain vendors on their networks or websites.

If the demand for digital advertising does not continue to grow or customers do not embrace our solutions, this could have a material adverse effect on our business and financial condition.

A substantial portion of our revenues is derived from the sale of our digital advertising solutions and we have made significant investments in our ability to deliver high impact advertising which is compatible on multiple devices and channels as well as partnered with advertising networks in order to be able to serve ads on our properties. Nonetheless, (i) if customers do not embrace our solutions (ii) if our integration with advertising networks is not successful, (iii) if there is a reduction in general demand for digital advertising, in spend for certain channels or solutions, or (iv) if the demand for our specific solutions and offerings is decreased, our revenues could decline or otherwise our business may be adversely affected.

Due to our evolving business model and rapid changes in the Internet and the nature of services, it is difficult to accurately predict our future performance and may be difficult to increase revenue or profitability.

As the digital advertising ecosystem is dynamic, seasonal and challenging, it is hard to predict our future performance, and making predictions, particularly with regard to the effect of our efforts to aggressively increase the distribution and profitability. If we are unable to continuously improve our systems and processes, adapt to the changing and dynamic needs of our customers and align our expenses with our revenue level, it will impair our ability to structure our offerings to be compelling and profitable.

We depend on publishers to supply us with advertising inventory in order for us to deliver advertising campaigns in a cost-effective manner.

We rely on a diverse set of publishers including direct publishers, advertising exchange platforms and other platforms, that aggregate advertising inventory, to provide us with high-quality digital advertising inventory on which we deliver ads, collectively referred to as “supply sources.” The future growth of our advertising business will depend, in part, on our ability to enter into, maintain and further develop successful business relationships in order to increase the network of our supply sources. If we are unsuccessful in establishing or maintaining our relationships with supply sources on commercially reasonable terms, or if these relationships are not profitable for us and competitive in the marketplace, our ability to compete in the marketplace or to grow our revenues from our advertising business could be adversely affected. Our supply sources typically supply their advertising inventory to us on a non-exclusive basis and are not required to provide any minimum amounts of advertising inventory to us or to provide us with a consistent supply of advertising inventory, at any predetermined price or through real time bidding. Supply sources often maintain relationships with various sources of demand that compete with us, and it is easy for supply sources to quickly shift their advertising inventory among these demand sources, or to shift inventory to new demand sources, without notice or accountability. Supply sources may also seek to change the terms at which they offer inventory to us, or they may allocate their advertising inventory to our competitors who offer more favorable economic terms or whose offerings or technology are considered more beneficial. Supply sources may also elect to sell all, or a portion, of their advertising inventory directly to advertisers and agencies, or they may develop their own competitive offerings, which could diminish the demand for our solutions. In addition, significant supply sources within the industry may enter into exclusivity arrangements with our competitors, which could limit our access to a meaningful supply of inventory. As a result of all of these factors, our supply sources may not supply us with sufficient amounts of high-quality digital advertising inventory in order for us to fulfill the demands of our advertising customers.

Additionally, our ability to access advertising inventory in a cost-effective manner may be constrained or affected as a result of a number of other factors, including, but not limited to:

•
Supply sources may impose significant restrictions on the advertising inventory they sell or may impose other unfavorable terms and conditions on the advertisers using their sites or platforms. For example, these restrictions may include frequency caps, prohibitions on advertisements from specific advertisers or specific industries, or restrictions on the use of specified creative content or advertising formats as well as content adjacent restrictions, which would restrain our supply of available inventory.

•	Supply sources that offer online content and mobile applications may shift from an advertising-based monetization method to a pay for content/services model, thereby reducing available inventory.

•
Social media platforms may be successful in keeping users within their sites via products such as Facebook’s Instant Articles which may be competitive to our offerings and solutions. If, as a result, users are not on the open web, advertising inventory on the open web (including our publisher’s and our owned and operated sites) may be reduced or may become less attractive to our advertising customers.

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

Maintaining and enhancing our brands is an important aspect of our efforts to attract and expand our agency, advertiser, and publisher base. We have spent, and expect to continue spending considerable sums and other resources on the establishment, building and maintenance of our brands, as well as on enhancing market awareness of them. Our brands, however, may be negatively impacted by a number of factors, including but not limited to, fraudulent, inappropriate or misleading content on publisher sites on which we serve ads, service outages, product malfunctions, data protection and security issues, and exploitation of our trademarks by others without our permission. If we are unable to maintain or enhance our brands in a cost-effective manner, our business and operating results could be materially adversely affected.

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

Our advertising business is susceptible to seasonality, unexpected changes in campaign size and prolonged cycle time, which could affect our business, results of operations and ability to repay indebtedness when due.

The revenue of our advertising business is affected by a number of factors, including:

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

Our advertising business depends on our ability to collect and use data, and any limitation on the collection and use of this data could significantly diminish the value of our solutions and cause us to lose customers, revenue and profit.

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

Our publishers or advertisers might decide not to allow us to collect some or all of this data or might limit our use of this data. Our ability to either collect or use data could be restricted by new laws or regulations, including, the General Data Protection Regulation (the “GDPR”), in the European Union which entered into effect in May 2018, and presumably broaden the definition of personal data to include location data and online identifiers, which are commonly used and collected parameters in digital advertising, and impose more stringent user consent requirements, changes in technology, operating system restrictions, requests to discontinue using certain data, restrictions imposed by advertisers and publishers, industry standards or consumer choice.

Additionally, in June 2018, California passed the California Consumer Privacy Act (“CCPA”), which provides new data privacy rights for consumers and new operational requirements for companies. Specifically, the CCPA provides that covered companies must provide new disclosures to California consumers and afford such consumers new abilities to opt-out of certain sales of personal information. The CCPA became operative in January 1, 2020 and additional U.S. states may begin to implement similar new laws or regulation. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. We cannot fully predict the impact of the CCPA on our business or operations, but it may require us to modify our data practices and policies and to incur substantial costs and expenses in an effort to comply. Some observers have noted the CCPA could mark the beginning of a trend toward more stringent privacy legislation in the United States, which could increase our potential liability and adversely affect our business.

Further, in March 2017, the United Kingdom (“U.K.”) formally notified the European Council of its intention to leave the EU pursuant to Article 50 of the Treaty on European Union (“Brexit”) and subsequently ceased to be an EU Member State on January 31, 2020, but enacted, a Data Protection Act substantially implementing the GDPR, effective in May 2018, which was further amended to align more substantially with the GDPR following Brexit. It is unclear how U.K. data protection laws or regulations will develop in the medium to longer term and how data transfers to and from the U.K. will be regulated. In addition, some countries are considering or have enacted legislation requiring local storage and processing of data that could increase the cost and complexity of delivering our services.

In addition, failure to comply with the Israeli Privacy Protection Law 1981, and its regulations as well as the guidelines of the Israeli Privacy Protection Authority, may expose us to administrative fines, civil claims (including class actions) and in certain cases criminal liability. Current pending legislation may result in a change of the current enforcement measures and sanctions.

If this happens, we may not be able to optimize ad placement for the benefit of our advertisers and publishers, which could render our solutions less valuable and potentially result in loss of clients and a decline in revenues. Additional details are provided below under “Risks related to Regulatory Changes” and “— Risks Related to our Technological Environment.”

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

Our operating results will also suffer if our innovations are not responsive to the needs of our customers, are not appropriately timed with market opportunity or are not effectively brought to market. If we are unable to accurately forecast market demands or industry changes, if we are unable to develop or introduce our solutions and services in a timely manner, or if we fail to provide quality solutions and services that run without complication or service interruptions or do not respond properly to the ever changing technological landscape, we may damage our brand and our ability to retain or attract customers. As online advertising technologies continue to develop, our competitors may be able to offer solutions that are, or that are perceived to be, substantially similar or better than those offered by us. Customers will not continue to do business with us if our solutions do not deliver advertisements in an appropriate and effective manner, through a variety of distribution channels and methods, or if the advertising we deliver does not generate the desired results. In addition, advertising customers may find that content made available through our properties is not suitable for their advertising requirements or that our competitors offer content which is more lucrative and relevant to their advertising needs, resulting in reduction of their advertising spend with us. If we are unable to meet these challenges, our business and results of operations could be materially adversely affected.

Sales efforts with advertisers and ad agencies require significant time and expense and may ultimately be unsuccessful.

Contracting with new advertisers and ad agencies requires substantial time and expenses, and we may not be successful in establishing new relationships or in maintaining current relationships. It is often difficult to identify, engage, and market to potential advertising customers who are unfamiliar with our brand or services, and we may spend substantial time and resources educating customers about our unique offerings, including providing demonstrations and comparisons against other available solutions, without ultimately achieving the desired results. In addition, there has been commoditization of services provided in digital advertising, resulting in margin pressure. Furthermore, many of our advertising clients’ purchasing and design decisions generally require input from multiple internal and external parties of these clients, requiring that we identify those involved in the purchasing decision and devote a sufficient amount of time to present our services to each of those decision-making individuals. On top of that, there has been commoditization of services provided in digital advertising, resulting in margin pressure. We may not be able to reduce our sales and marketing expenses to correspond proportionately to periods of reduced revenues. If we are not successful in streamlining our sales processes with potential clients in a cost-effective manner, or if our efforts are unsuccessful, our ability to grow our business may be adversely affected.

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

If the demand for social advertising does not grow as expected, or if our solution for advertising through those channels is not competitive, the revenues related to our advertising cloud platform could decline.

We leverage the capabilities of Make Me Reach, our advertising cloud platform, to offer our customers the ability to deliver ads on social networks. The future growth of this market could be negatively impacted if consumers decrease the time they spend engaging on social media sites or mobile applications. In addition, the demand for advertising in these channels, and the success of our social solutions in particular, may be constrained by the limited flexibility, increased requirements that are associated with advertising in these channels, and the social networks working through independent service providers. As a result, it is difficult to predict the future customer demand for our solution, and there is no guarantee that we will be able to generate significant revenues from our advertising cloud platform. In addition to the foregoing, our advertising cloud platform is dependent on our ability to create, optimize, and manage our customers’ advertising campaigns on Facebook, Instagram, Google, Amazon, LinkedIn, Snapchat, Pinterest and Twitter. As a result, we are subject to each social network’s respective terms and conditions governing our ability to access and utilize its platform. Our advertising cloud platform would be harmed if any of these social networks discontinues our partnership, makes changes to its platform, or modifies the terms and standards applicable to its marketing partners or to advertising on its platform in general. Moreover, these social networks may develop offerings or features that compete with or substitute our solution or may otherwise make changes to their platforms that would render our social advertising solution obsolete. Further, consumers may migrate away to other social networking platforms with which we are not affiliated, which would in turn decrease the demand for our solutions. Any of these outcomes could cause demand for our social marketing platform to decrease, our development costs to increase, and our results of operations and financial condition to be harmed.

Our search solution depends heavily upon revenues generated from our agreement with Microsoft, and any adverse change in that agreement could adversely affect our business, financial condition and results of operations.

We are highly dependent on our search services agreement with Microsoft Irelands Operations Limited. In October 2017, we entered into a renewed agreement with Microsoft Ireland Operations Limited effective as of January 1, 2018 until December 31, 2020 (the “Microsoft Agreement”). In 2019, the Microsoft Agreement accounted for 63% of our revenues. In this annual report on Form 20-F we refer to Microsoft Corporation and its affiliates as Microsoft.

If our Microsoft Agreement is terminated or substantially amended (not on favorable terms), we would experience a material decrease in our search-generated revenues or the profits it generates and would be forced to seek alternative search providers, at less competitive terms. There are very few companies in the market that provide Internet search and search advertising services similar to those provided by Microsoft such as Google and Verizon Media. Such companies are substantially the only participants in western markets, and competitors do not offer as much coverage through sponsored links or searches. If we fail to quickly locate, negotiate and finalize alternative arrangements, or if we do, but the alternatives do not provide for terms that are as favorable as those currently provided and utilized, we would experience a material reduction in our revenues and, in turn, our business, financial condition and results of operations would be adversely affected.

Our search revenue business is highly reliant upon a small number of publishers, who account for the substantial majority of pay-outs to publishers and generate most of our revenues. If we were to lose all or a significant portion of those publishers, our revenues and results of operations would be materially adversely affected.

In 2019, the top five publishers distributing our search services accounted for approximately 36% of our revenues. There can be no assurance that these existing publishers will continue utilizing the revenue-generating monetization services at the levels they did in the past or at all. The loss of a substantial portion of our relationships with these publishers, or a substantial reduction in their level of activity, could cause a material decline in our revenues and profitability.

The generation of revenues from search activity through large publishers is subject to competition. If we cannot compete effectively in this market, our revenues are likely to decline.

We obtain a significant portion of our revenues through the configuration of our search service as the default search provider during the download and installation of our publishers’ products and/or use of their services of our search offering and the subsequent searches performed by the users thereof. To achieve these goals, we rely heavily on third-party publishers to distribute our search offering as a value-added component of their own offerings. We are therefore constantly looking for more ways to distribute our search offering through various channels, including through independent distribution efforts of our owned and operated products and services. There are other companies that generate revenue from searches, some of them may have other monetization solutions. The large search engine companies, including Google, Microsoft, Verizon Media and others, have become increasingly aggressive in their own search service offerings. In addition, we need to continually maintain the technological advantage of our platform, products and other services in order to attract publishers to our offering. If the search engine companies engage more direct relationships with publishers or we are unable to maintain the technological advantage to service our publishers, we may lose both existing and potential new publishers and our ability to generate revenues will be negatively impacted.

In order to receive advertisement-generated revenues from our search providers, we depend, in part, on factors outside of our control.

The amount of revenue we receive from search providers depends upon a number of factors outside of our control, including the amount such search providers charge for advertisements, the efficiency of the search provider’s system in attracting advertisers and syndicating paid listings in response to search queries and parameters established by it regarding the number and placement of paid listings displayed in response to search queries. In addition, search providers make analysis about the relative attractiveness (to their advertiser) of clicks on paid listings from searches performed on or through our search assets, and these judgments factor into the amount of revenue we receive. Changes in the efficiency of a search providers’ paid listings network, in its judgment about the relative attractiveness of clicks on paid listings or in the parameters applicable to the display of paid listings, which could come about for a number of reasons, including general market conditions, competition or policy and operating decisions made by Microsoft or other search providers, could have an adverse effect on our business, financial condition and our results of operations.

Market perception of our search solution has not always been favorable. Accordingly, we may experience difficulty expanding our search solution to new markets and extend our solution offerings in the event we suffer negative market perception of our search activity or any other solution we provide to our clients.

In certain periods, we have experienced an increasingly negative market bias regarding our search activity. The combination of these factors presents challenges in:

•	recruiting and retaining highly qualified employees for our current business and new businesses we are developing; and

•	attracting and acquiring new publishers to support and expand our business.

If we cannot maintain the commitment of our employees, recruit new employees and make the acquisitions required to enhance our organic activity, we may not be able to continue to develop and grow our search activity and our financial results will be negatively impacted.

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

Should the methods used for the distribution of our search solution, be blocked, constrained, limited, materially changed, based on a change of guidelines, technology or otherwise (as has happened in the past), or made redundant by any of our search engine providers, our ability to generate revenues from our users’ search activity could be significantly reduced.

Agreements with search providers, such as our agreements with Microsoft, require compliance with certain guidelines promulgated by them for the use of the respective brands and services, including the manner in which paid listings are displayed within search results, and the establishment of guidelines to govern certain activities of third parties to whom the search services are syndicated, including the manner in which those parties can acquire new users and drive search traffic . Subject to certain limitations, search partners may unilaterally update their policies and guidelines, which could, in turn, require modifications to, or prohibit and/or render obsolete certain of our search solutions, products, services and practices, which could be costly to address or otherwise have an adverse effect on our business, our financial condition and results of operations. Noncompliance with the search partners’ guidelines, whether by us or by third parties to which we syndicate paid listings or by the publishers through whom we secure distribution arrangements could, if not cured, result in such companies’ suspension of some or all of their services to us, or to the websites of our third party publishers, or the reimbursement of funds paid to us, or the imposition of additional restrictions on our ability to syndicate paid listings or distribute our search solution or the termination of the search distribution agreement by our search partners.

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

Should the providers of platforms, particularly browsers, further block, constrain or limit our ability to offer or change search properties, or materially change their guidelines, technology or the way they operate, our ability to generate revenues from our users’ search activity could be significantly reduced.

As we provide our services through the Internet, we are reliant on our ability to work with the different Internet browsers. The Internet browser market is extremely concentrated with Google’s Chrome, Microsoft’s Internet Explorer, Microsoft Edge and Mozilla’s Firefox, accounting for over 88% of the desktop browser market in 2019, and Google’s Chrome alone accounting for over 69%, based on StatCounter reports. In the past years, Internet browser providers such as Google and Microsoft made changes and updated their policies and technology in general, and specifically those relating to change of search settings. Each such change limits and constrains our ability to offer or change search properties. In addition, the desktop operating system market is very concentrated as well, with Microsoft Windows dominating over 77% of the market in 2019, and Apple operating systems accounting for 14% of that market, based on StatCounter reports. During 2015, Microsoft announced changes to its browser modifier detection criteria and issued a new operating system (Windows 10), which included a new default Internet browser (Edge). In addition, in June 2018 Google limited the ability to install Chrome browser extensions only from within the Chrome Web Store. Some of these changes limited our ability to maintain our users’ browser settings. If Microsoft, Google, Apple or other companies that provide Internet browsers, operating systems or other platforms, effectively further restrict, discourage or otherwise hamper companies, like us, from offering or changing search services, this would continue to cause a material adverse effect on our revenue and our financial results.

Currently most individuals are using mobile devices to access the Internet, while substantial part of our search revenue generation and services are currently not usable on mobile platforms. Also, web-based software and similar solutions are impacting the attractiveness of downloadable software products.

Historically, the market related to desktop computers has accounted for substantial part of our search revenues. In recent years, there has been a trend towards shifting Internet usage from desktop computers to mobile devices such as mobile phones, tablets, etc. While in 2014 desktop worldwide market share was 71.03% it declined to 45.71% in 2017 and was later stabilized and increased to 47.74% in 2019, based on StatCounter reports; on the other hand, mobile worldwide market share in 2014 was 28.97% rising to 54.09% in 2017 and declining to 52.26% in 2019, based on StatCounter reports. If this trend towards using non-desktop devices accelerates and desktop usage will decline, our search offerings will become less relevant and may fail to attract publishers and web traffic. In addition, even if consumers do use our services, our revenue growth will still be adversely affected if we do not rapidly and successfully implement adequate revenue-generating models for mobile platforms to respond such decline in desktop.

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

We may incur losses as a result of unforeseen or catastrophic events, including the recent outbreak of the Coronavirus

The occurrence of unforeseen or catastrophic events such as terrorist attacks, extreme terrestrial or solar weather events or other natural disasters, emergence of a pandemic, or other widespread health emergencies (or concerns over the possibility of such an emergency), could create economic and financial disruptions, and could lead to operational difficulties that could impair our ability to manage our business. In particular, the current outbreak of novel coronavirus (2019-nCov) that was first reported from Wuhan, China, on December 31, 2019, presents concerns that may dramatically affect our ability to conduct our business effectively, including, but not limited to, our inability to attend certain industry-related conferences in the affected region. The trajectory of the coronavirus remains uncertain and it is becoming increasingly plausible, notwithstanding the travel restrictions and quarantines already imposed by China and other countries, that our business, including the livelihood of our employees and customers upon both of which our business relies, may be directly affected. At this stage, we are unable to asses the scope of the impact on our business and operations and in the event that the economic effect of the outbreak deepens and has a long term effect on the global economy, our business and operations may be adversely effected.

Risks related to our Financial and Corporate Structure

If we fail to comply with the terms or covenants of our debt obligations, our financial position may be adversely affected.

In December 2018, ClientConnect Ltd. entered into a new loan facility with Mizrahi Tefahot Bank Ltd., an Israeli bank, in the amount of $25 million which includes certain financial covenants In the event that we fail to comply with the terms or covenants of the loan facility and cannot obtain a waiver of noncompliance, we may face certain deteriorations in the terms of the loan facility and be required to immediately repay all of our outstanding indebtedness and the bank may be entitled to exercise the remedies available under the loan facility and applicable law. There is no assurance that our operating results will enable us to meet our covenants and financial ratios as of the end of each fiscal quarter. Our inability to comply with the repayment schedules, covenants or financial ratios under our loan facility could result in a material adverse effect on us.

 For further information, see “Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources - Credit facilities.”

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

We acquired Make Me Reach in February 2015 and Undertone in November 2015, Captain Growth in March 2019 and Content IQ in January 2020, and we may continue to acquire complementary products, technologies or businesses. Seeking and negotiating potential acquisitions to a certain extent diverts our management’s attention from other business concerns and is expensive and time-consuming. Acquisitions expose us and our business to unforeseen liabilities or risks associated with the business or assets acquired or with entering new markets. In addition, we lost and might continue to lose key employees and vendors while integrating new organizations and may not effectively integrate the acquired products, technologies or businesses or achieve the anticipated revenues or cost benefits, and we might harm our relationships with our future or current technology suppliers. Future acquisitions could result in customer dissatisfaction or vendor dissatisfaction or performance problems with an acquired product, technology or company. Paying the purchase price for acquisitions in the form of cash, debt or equity securities may weaken our cash position, increase our leverage or dilute our existing shareholders, as applicable. Furthermore, a substantial portion of the price paid for these acquisitions is typically for intangible assets. We may be required to pay additional funds for earn-outs based on achievement of milestones, or may incur contingent liabilities, amortization expenses related to intangible assets or possible impairment charges related to goodwill or other intangible assets (which has occurred in the past) or become subject to litigation or other unanticipated events or circumstances relating to the acquisitions, and we may not have, or may not be able to enforce, adequate remedies in order to protect our Company. Moreover, acquisitions may end up in losses, unwanted results and waste of valuable resources, time and money.

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

 In 2017, we recorded an impairment charge in the total amount of approximately $85.7 million - see Item 5A “Operating and Financial Review and Prospects-Operating Results-Critical Accounting Policies and Estimates-Goodwill.” We will continue to conduct impairment analyses of our goodwill as required. Further impairment charges with respect to our goodwill would have a material adverse effect on our results of operations and shareholders’ equity in future periods.

Several shareholders may be able to control us.

As of March 9, 2020, we have several shareholders, that each beneficially holds more than 5% of our outstanding shares. See Item 7.A for more information. To our knowledge, these shareholders are not party to a voting agreement with respect to our shares. However, should they or any other shareholders decide to act together, they may have the power to control the outcome of matters submitted for the vote of shareholders. In addition, such share ownership may make certain transactions more difficult and result in delaying or preventing a change in control of the company, unless approved by them.

Our share price has fluctuated significantly and could continue to fluctuate significantly.

The market price for our ordinary shares, as well as the prices of shares of other Internet companies, has been volatile. Between January 2019 and March 2020, our share price has fluctuated from a high of $9.70 to a low of $2.51, and the daily average trading volume in that period was 241,307 (and for the period of January 1, 2019 and until December 31, 2019, was 184,867). The following factors may cause significant fluctuations in the market price of our ordinary shares:

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

As of March 9, 2020, there were outstanding an aggregate of 5,088,885 options to purchase our ordinary shares. As these securities vest, the holders thereof could sell the underlying shares without restrictions, except for the volume limitations under Rule 144 applicable to our affiliates.

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

A significant portion of our costs, primarily personnel expenses, are incurred in NIS. Inflation in Israel may have the effect of increasing the U.S. dollar cost of our operations in Israel. Further, since the U.S. dollar declined in value in relation to the NIS, it has become more expensive for us to fund our operations in Israel. A revaluation of one percent of the NIS as compared to the U.S. dollar could impact our income before taxes by approximately $0.2 million. The exchange rate of the U.S. dollar to the NIS has been volatile in the past, decreasing by approximately 10% in 2017, increasing by approximately 8% in 2018 and decreasing by approximately 8% in 2019. As of December 31, 2019, we had a foreign currency net liability of approximately $12.7 million (which number includes approximately $8.0 million in NIS denominated to the Right of Use liability relates to our offices in Israel), and our total foreign exchange loss was approximately $1.0 million for the year ended December 31, 2019. To assist us in assessing whether or not, and how to, hedge risks associated with fluctuations in currency exchange rates, we have contracted a consulting firm proficient in this area. We may incur losses from unfavorable fluctuations in foreign currency exchange rates.

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

We must meet the Global Select Market’s continued listing requirements and comply with the other Nasdaq rules, or we may risk delisting. Delisting could negatively affect the price of our ordinary shares, which could make it more difficult for us to sell securities in a financing and for you to sell your ordinary shares.

We are required to meet the continued listing requirements of the Nasdaq Global Select and comply with the other Nasdaq rules, including those regarding minimum shareholders’ equity, minimum share price and certain other corporate governance requirements. Delisting of our ordinary shares from the Nasdaq Global Select would cause us to pursue eligibility for trading on other markets or exchanges, or on the pink sheets. In such case, our shareholders’ ability to trade, or obtain quotations of the market value of, our ordinary shares would be severely limited because of lower trading volumes and transaction delays. These factors could contribute to lower prices and larger spreads in the bid and ask prices for our securities. There can be no assurance that our ordinary shares, if delisted from the Nasdaq Global Select in the future, would be listed on a national securities exchange or quoted on a national quotation service, the OTCQB or OTC Pink. Delisting from the Nasdaq Global Select Market, or even the issuance of a notice of potential delisting, would also result in negative publicity, make it more difficult for us to raise additional capital, adversely affect the market liquidity of our ordinary shares, reduce security analysts’ coverage of us and diminish investor, supplier and employee confidence. In addition, as a consequence of any such delisting, our share price could be negatively affected and our shareholders would likely find it more difficult to sell, or to obtain accurate quotations as to the prices of, our ordinary shares.

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

Our business is constantly challenged and may be impacted by disruptions, including information technology attacks or failures. Cybersecurity attacks, in particular, are growing and evolving risk, and often are difficult or impossible to detect for long periods of time or to successfully defend against. Such attacks include, but are not limited to, malicious software, attempts to gain unauthorized access to data, and other electronic security breaches that could lead to disruptions in systems, unauthorized release of confidential or otherwise protected information and corruption of data and overloading our servers and systems with communications and data. Unidentified groups have hacked numerous Internet websites and servers, including our own, for various reasons, political, commercial and other. Given the unpredictability of the timing, nature and scope of such disruptions, we could potentially be subject to substantial system downtimes, operational delays, other detrimental impacts on our operations or ability to provide products and services to our customers, the compromising of confidential or otherwise protected information, destruction or corruption of data, security breaches, other manipulation or improper use of our systems and networks, financial losses from remedial actions, loss of business or potential liability, and/or damage to our reputation, any of which could have a material adverse effect on our cash flows, competitive position, financial condition and results of operations. Although these attacks cause certain difficulties, they have not had a material effect on our business, financial condition or results of operations. However, because techniques used to obtain unauthorized access or sabotage systems change frequently and generally are not identified until they are launched against a target, there can be no assurance that such attacks can be prevented or that any such incidents will not have a material adverse effect on us in the future. In addition, if we suffer a highly publicized security breach, even if our platform and solutions perform effectively, such a breach could cause us to suffer reputational harm, lose existing commercial relationships and customers or deter customers from purchasing additional solutions and prevent new customers from purchasing our solutions.

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

Our third-party Internet and telecommunication providers may experience disruptions, which would reduce our revenues and increase our costs. We own servers located in Israel, Europe and the United States and we also rent the services of approximately 750 servers located around the world, mainly through Amazon Web Services. Our servers include mainly web servers, application servers, data collection servers, data storage servers, data processing servers, mail servers and database servers. While we believe that there are many alternative providers of hosting and other communication services available to us, the costs associated with any transition to a new service provider could be substantial. Furthermore, although we maintain back-up systems for most aspects of our operations, we could still experience deterioration in performance or interruption in our systems, delays, and loss of critical data and registered users and revenues, in addition, the services of such providers could be vulnerable to damage or interruption from earthquakes, hurricanes, floods, fires, cyber security attacks, terrorist attacks, power losses, telecommunications failures and similar events. The occurrence of a natural disaster or an act of terrorism, a decision to close such providers facilities without adequate notice, or other unanticipated problems could result in lengthy interruptions to our services. The facilities of such providers also could be subject to break-ins, computer viruses, sabotage, intentional acts of vandalism and other misconduct.

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

Many areas of the law affecting the Internet remain largely unsettled, even in areas where there has been some legislative action. This uncertainty can be compounded when services hosted in one jurisdiction are directed at users in another jurisdiction. For instance, European data protection rules may apply to companies which are not established in the European Union. The General Data Protection Regulation (which became effective in May 2018) presumably have an even wider territorial scope, broadened the definition of personal data to include location data and online identifiers, and imposes more stringent user consent requirements. Further, it includes stringent operational requirements for companies that process personal data and will contain significant penalties for non-compliance. Also in other relevant subject matters, such as cyber security, e-commerce, copyright and cookies, new European initiatives have been announced by the European regulators. To further complicate matters in Europe, to date, member States have some flexibility when implementing European Directives and certain aspects of the General Data Protection Regulation, which can lead to diverging national rules. Similarly, there have been laws and regulations adopted in Israel and throughout the United States (including the California Consumer Privacy Act (2018) which became effective on January 1, 2020) that may impose new obligations in areas such as privacy, in particular protection of personally identifiable information and implementing adequate security measures to protect such information, and liability for copyright infringement by third parties. Therefore, it is difficult to determine whether and how existing laws, such as those governing intellectual property, privacy, data collection and protection, libel, marketing, data security and taxation, apply to the Internet and our business.

Due to rapid changes in technology and the inconsistent interpretations of privacy and data protection laws, we may be required to materially change the way we do business. For example, adapt our advertising solution to a “cookie-less” environment and introduce alternative solutions which may not provide the targeting capabilities provided by cookies. In addition, we may be required to implement physical, administrative and technological security measures that differ from those we have now, such as different data access controls or encryption technology. In addition, we use cloud-based computing, which is not without substantial risk, particularly at a time when businesses of almost every kind are finding themselves subject to an ever- expanding range of state and federal data security and privacy laws, document retention requirements, and other standards of accountability. Compliance with such existing and proposed laws and regulations can be costly and can delay, or impede the development of new products, result in negative publicity, increase our operating costs, require significant management time and attention and subject us to inquiries or investigations, claims or other remedies, including fines or demands that we modify or cease existing business practices.

In addition to compliance with government regulations, Undertone voluntarily participates in several trade associations and industry self-regulatory groups that promulgate best practices or codes of conduct relating to digital advertising, including the Internet Advertising Bureau, the Network Advertising Initiative and the Digital Advertising Alliance as well as us TAG Certified Against Fraud. We could be adversely affected by new or altered self-regulatory guidelines that are inconsistent with our current practices or in conflict with applicable laws and regulations in the United States, Europe, Israel and other regions where we do business. If we fail to abide by or are perceived as not operating in accordance with industry best practices or any industry guidelines or codes with regard to privacy or the provision of Internet advertising, our reputation may suffer and we could lose relationships with both buyers and sellers.

For more information regarding government regulations to which we are subject, see “Item 4.B Business Overview — Government Regulation” for additional discussion of applicable regulations affecting our business.

If we are deemed to be non-compliant with applicable data protection laws, or are even thought to be so, our operating results could be materially affected.

We collect, use, and maintain certain data about our customers (including, without limitation, customers' clients or users), partners, employees, leads and consumers. Such collection and maintenance of information is subject to data protection laws and regulations. A failure to comply with applicable regulations could result in class actions, governmental investigations and orders, administrative fines and criminal and civil liabilities, which could materially affect our operating results. Moreover, concerns about our collection, use, sharing or handling of such data or other privacy related matters, even if unfounded, could harm our reputation and operating results.

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

Certain countries in the European Union and elsewhere have recently adopted taxation on digital services including digital advertising, in various forms, such proposed taxes may have an impact on us.

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

Our revenues have been concentrated within the North American market, accounting for approximately 75% of our revenues for 2019. A significant reduction in the revenues generated in such market, whether as a result of a recession that causes a reduction in advertising expenditures generally or otherwise, which causes a decrease in our North American revenues, could have a material adverse effect on our results of operations.

Our business may be materially affected by changes to fiscal and tax policies. Potentially negative or unexpected tax consequences of these policies, or the uncertainty surrounding their potential effects, could adversely affect our results of operations and share price.

We operate in a global market and are subject to tax in Israel and other jurisdictions. Our tax expenses may be affected by changes in tax laws, international tax treaties, international tax guidelines (such as the Base Erosion and Profit Shifting project of the OECD’s Inclusive Framework (“BEPS”)).

The OECD’s Inclusive Framework on BEPS has recently made certain recommendations, informally known as BEPS 2.0, which aim to modify international taxation norms with respect to allocation of taxing rights and introduction of minimum taxation, focusing mostly on the digital economy. Currently, there is uncertainty as to what modifications will be made in these recommendations and how they will be implemented.

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

Our principal executive offices are located in Israel. In addition, a number of our officers and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly affect our business and operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries, as well as terrorist acts committed within Israel by hostile elements. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations. In December 2008 and January 2009 there was an escalation in violence among Israel, Hamas, the Palestinian Authority and other groups, as well as extensive hostilities along Israel’s border with the Gaza Strip, which resulted in missiles being fired from the Gaza Strip into Southern Israel. Similar hostilities accompanied by missiles being fired from the Gaza Strip into Southern Israel, as well at areas more centrally located near Tel Aviv and at areas surrounding Jerusalem, occurred during November 2012 and July through August 2014. These conflicts involved missile strikes against civilian targets in various parts of Israel, including areas in which our employees and some of our consultants are located, and negatively affected business conditions in Israel. Since April 2011, internal conflict in Syria has escalated, and chemical weapons have been used in the region. Foreign actors have and continue to intervene in Syria. This instability and any intervention may lead to deterioration of the political and economic relationships that exist between the State of Israel and some of the countries in the region, and may have the potential for additional conflicts in the region. In addition, Iran has threatened to attack Israel and may be developing nuclear weapons. Iran also has a strong influence among extremist groups in the region, including Hamas in Gaza, Hezbollah in Lebanon and various rebel militia groups in Syria. Furthermore, in early January 2020, certain events contributed to an increase in hostilities between the United States and Iran, and as a result Iran issued multiple public statements threatening to attack Israel and the United States. These situations have escalated at various points in recent years and may escalate in the future to more violent events, which may affect Israel and us. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions and could harm our results of operations and could make it more difficult for us to raise capital. Parties with whom we do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements.

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

On Israel’s domestic front there is currently a level of unprecedented political instability. The Israeli government has been in a transitionary phase since December of 2018, when the Israeli Parliament, or the Knesset, first resolved to dissolve itself and call for new general elections. In 2019, Israel held general elections twice – in April and September – and a third general election was held in March of 2020. The Knesset, for reasons related to this extended political transition, has failed to pass a budget for the year 2020, and certain government ministries, which may be critical to the operation of our business, are without necessary resources and may not receive sufficient funding moving forward. Given the likelihood that the current political stalemate might not be resolved during the next calendar year, our ability to conduct our business effectively may be adversely affected.

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

Additional details are provided in “Item 5 – Operating and Financial Review and Products” under the caption “Taxes on income,” in “Item 10 – Additional Information” under the caption “Israeli taxation, foreign exchange regulation and investment programs” and in Note 15 to our Financial Statements.

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

In the recent years, we completed several acquisitions, including the acquisition of ClientConnect Ltd. in 2014, the acquisition of Interactive Holding Corp. in 2015, which we refer to, together with its subsidiaries, as “Undertone,” the acquisition of Septa Communications LLC, also known as “Captain Growth”, in March 2019 and the acquisition of Content IQ LLC in January 2020.

Our SEC filings are available to you on the SEC’s website at http://www.sec.gov. This site contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The information on that website is not part of this annual report and is not incorporated by reference herein.

Principal Capital Expenditures

In 2017, 2018 and 2019, capital expenditures consisted of $1.6 million, $2.0 million and $1.2 million, respectively, mainly from investments in computer hardware and software.

To date, we have financed our general capital expenditures with cash generated from operations and debt. To the extent we acquire new products and businesses, these acquisitions may be financed by any of, or a combination of, cash generated from operations, or issuances of equity.

B.          BUSINESS OVERVIEW

General
Perion is a global technology company that is bringing innovation to the ad-tech market by providing agencies, brands and publishers with advanced solutions that enable them to establish deeper, more meaningful and profitable relationships with their consumers and users. Perion created an AI-based advertising solution that aligns with the consumers’ journey in multiple touchpoints across funnels/platforms/channels. Perion is poised to benefit from macro trends, as the dominance of the triopoly – with Google, Facebook and Amazon controlling 85% percent of ad spend – means that brands, advertisers and publishers are seeking friendlier and more flexible options that respect their brands, users, and need for monetization.

Perion’s solutions cover the three main pillars of digital advertising, positioning us to benefit from rapid shifts in media strategy, spending and allocation by offering our data-driven, Synchronized Digital Branding platform and high-impact ad display formats; our powerful advertising cloud platform and our branded search network. In addition, each of these pillars is being enhanced by Content IQ, a company we acquired in January 2020. Content IQ brings advanced personalization benefits to brands and advertisers by customizing content at the landing page level; this platform is equally meaningful to publishers who need to generate and monetize increased traffic.

Because search is one of our pillars, and as part of our deep partnership with Microsoft Bing, we launched, in early 2020, Privado – a private search engine, enabling us to capitalize on the growing consumer trend for online privacy; more than 70% of consumers are privacy conscious based on recent research.

Overview: Advertising

Our advertising solution is driven by our Synchronized Digital Branding platform which sits at the center of our strategic triangle as illustrated below.

Our ability to solve the ad-tech fragmentation is gaining traction in three parallel vectors: Undertone is delivering synchronization to Agencies; MakeMeReach, our Advertising Cloud Platform, is delivering it to Brands; and Content IQ is bringing it home to Publishers.

Undertone:

Over its 18-year history, Undertone has provided cutting-edge technology and multichannel, multiplatform solutions for some of the world’s leading brands, agencies and publishers - with whom we have longstanding and meaningful relationships.

Undertone is also known for our high-impact, brand-building ad and video units, which  are capable of breaking through the clutter, as well as building and enhancing reputations. By combining data, distribution and creative, we are able to deliver cohesive stories across all critical touchpoints: screens, platforms and a transparent, customizable list of elite publishers.

Our AI-driven cloud platform, which powers our strategic triangle, delivers advertising solutions that eliminate fragmentation, assist publishers in generating much-needed revenue and, most importantly, ensure that brand messaging is synchronized for contextual relevance with the right message and optimized ad spend.

Our customers receive dedicated support throughout the full campaign cycle, including planning, creative services, client solutions, performance and insights. We do all this while maintaining brand safety and applying quality standard as our customer demanding.

Advertising Cloud Platform:

This platform is specifically suited for brands and agencies, small and large, who need to accomplish three critical and related objectives:

• Attract audiences on diverse channels, such as Facebook, Instagram, Google, Amazon, LinkedIn, Snapchat, Pinterest and Twitter;

• Distribute the execution of these campaigns across a range of stakeholders, including agencies, franchises and branches; and

• Measure results in one unified, actionable and intuitive dashboard that is made possible by our AI capabilities and simplified nature of our user experience.

We accomplish all this, and generate peak performance, while protecting brand equity from being adversely impacted by multiple contributors to campaign execution along the value chain.

Content IQ:

We acquired Content IQ in January 2020 as we saw the opportunity to complement their capabilities with our strategic advertising triangle solution. They bring significant value to publishers whose revenues are being squeezed by the triopoly, and who lack the ability to customize their landing pages in a way that “synchronizes” their content with ever-changing user states, needs and intents.

Content IQ operates in the digital publishing space, utilizing data and analytic tools to deconstruct content, revenue and distribution in order to solve digital publishing challenges and drive traffic to owned and operated properties as well as those of our network of publishers. These tools understand and dynamically react to the performance of digital content across millions of engagement moments and optimize every element along the way, at scale. Content IQ’s page-level engagement solutions offer innovative tools for extracting value from content, enabling publishers and brands to monetize their properties through real-time optimization.

CodeFuel:

CodeFuel is a search platform that competes in an estimated market of $64 billion search ad spending category for 2020 according to eMarketer reports, which represents 42% of all digital ad spending. Microsoft Bing has been our partner for a decade; according to Microsoft, they have 556 million unique global PC users, deliver 140 billion annual searchers; generates $7.6 billion in revenue in the 2019 fiscal year and has garnered an 11.3% worldwide PC market share. CodeFuel, through its publisher network, delivered 12 million daily searches in 2019 compared to 9 million daily searches in 2018, which represents an increase of 33% YOY.

CodeFuel’s search based monetization solutions are leveraged by enhanced analytics platform and capabilities to track and monitor business performance.

Publishers integrate our solutions into their products and services such as content websites, browser extensions and mobile launcher applications and monetize their solutions at scale across their digital properties, by delivering Microsoft Bing’s high quality search results to validated traffic, thus satisfying and engaging users. End users can configure their browser settings through the search setting dialogue providing them convenient access to search-engine providers and the ability to conduct searches or follow links to relevant advertisements.

The revenue generated depends on factors such as the quality of users conducting search queries, rates search providers are charging for advertisements; the ability of the search provider’s system to attract advertisers and efficiently serve sponsored ads, the engagement of end users with the advertisements and the value of the algorithmic results provided in response to search queries.

In addition, we continue to generate a small portion of our revenues through our consumer product - Smilebox, a product that enables people to tell the stories of their lives - big and small - in fun, simple and creative ways with fully customizable eCards, slideshows, invitations, collages and more.

Industry Overview: Advertising

Our search, advertising and content solutions - which are largely driven by the integration of AI-based ad-tech, video, display, search, and social ad units - address the majority of digital ad spend.

Based on eMarketer reports, digital advertising spend accounted for approximately 50% of total worldwide media advertising during 2019, reaching $330 billion and expected to increase to $500 billion and approximately 60% of worldwide advertising spend by 2023. In 2019, US display advertising spend, including banners, rich media, video and social, was approximately $105 billion and expected to increase by 36% and reach $143 billion in 2021, according to eMarketer.

We believe the continued growth of digital ad spend will, in part, be driven by the convergence of television advertising and digital mediums, including instream and outstream digital video and internet-connected TV. Furthermore, cross-channel technologies such as automatic content recognition (ACR), which allows advertisers to connect brand messaging across television and digital channels, will further enable the convergence of ad spend. Our proprietary Synchronized Digital Branding platform positions us in the sweet spot of these trends.

Advertisers, including major brands, are increasingly allocating media advertising budgets to digital channels and formats. While we work with some advertisers directly, our primary customers are advertising and media agencies, who are engaged by brand advertisers to develop and implement their media plans. We work with both sides of the market to plan, design, deliver, manage, and measure their digital advertising investments. We generally do not enter into long term contracts with our advertising customers, but respond to requests for specific campaigns, and are compensated based on ad formats, campaign complexity, impressions, and creative requirements.

Undertone addresses the display advertising market through direct and programmatic media sales as well as managed and self-service advertising campaign management tools. Programmatic customers benefit from increased automation, transparency and resulting efficiency. Clients receive support throughout the campaign cycle, which starts with a consultative sales process to shape the best offering for that customer.

Beyond ad-tech automation, advertisers are also increasingly looking for unique ad formats that are able to tell impactful stories on digital, by utilizing content, rich media, and digital video. We believe the shift beyond standard banner ad formats is unstoppable.  Rich media, including our high-impact ad formats, as well as outstream and instream video accounted for $39.84 billion of US digital display ad spend in 2019 and is expected to increase by 65%, reaching $65.6 billion in 2023, according to eMarketer. Digital video, including instream formats such as “pre-roll” and outstream formats such as “inline” represented the vast majority of rich media ad spend in 2019, topping $34.57 billion, and is expected to reach $59.45 billion by 2023, representing an increase of 72%, according to eMarketer. Additionally, US spending on digital sponsorships, which include branded content pages and full-page sponsorships, will reach over $3 billion in 2020, according to eMarketer.

Social networks are expected to continue to be a major platform for digital advertising, and with a lot of innovation in the sector, advertisers will look for emerging platforms to reach existing and new audiences. According to eMarketer, in 2019, social networks accounted for $36.14 billion representing 28% of the US digital ad spending, which is expected to increase by 41% and reach $50.86 billion of US digital ad spending by 2021,which would represent 29.6% of the US digital ad spending.

Users are devoting more and more time to social networks, estimated to reach more than 55.3 minutes per day on social networks in 2021 in the US, representing 13.3% of time spent on digital media in 2021. Furthermore, emerging and new social networks, such as Instagram, Snapchat and TikTok, are further expanding the audiences and demographic reach of social networks.

It is estimated that 86.5% of digital display ads will be transacted through programmatic channels by 2021, including programmatic direct and real time bidding (RTB) campaigns, according to eMarketer. Driven by this trend, we invested and continue to make significant investments in AI-based  technologies, which optimize both the price and performance of our digital advertising campaigns, including our acquisition of Captain Growth, which automates campaign performance with the capability of testing multiple ads and campaigns in real time.

In light of recent regulatory developments, including GDPR and CCPA, as well as existing and planned limitations to be enacted by major web browser publishers, including Google, Apple, and Mozilla, we expect advertisers to increasingly seek alternatives to third-party “cookie”-based targeting. We are focusing investments and R&D on opportunities in alternative targeting technologies. These include:

•	Development of audience and content targeting;
•	Leveraging first-party data from social networks via integrations with Facebook and other major social networks,
•	Content IQ’s ability to create page level engagement without the new privacy parameters;
•	Undertone’s contextual targeting;
•	CodeFuel’s search and intent-based targeting through our partnership with Microsoft Bing.

Search

In 2019, US search advertising spend reached $55.17 billion and expected to increase by 56% reaching $73 billion in 2021, representing 42.5% of US digital ad spending, according to eMarketer.

Search is the most intent-based form of advertising, as advertisements are served in direct response to the search queries, resulting in relevant advertisements yielding significant revenue to the search engine companies. Our search-related products address the market by engaging with premium search providers like Microsoft, and offers end users the ability to search the Internet via easily embedded search functionality in different search assets.

The search engine market is highly competitive as providers such as Google, Microsoft, Verizon Media and other smaller players, seek to gain more market share. We believe such competition will increase utilization of our search solution, which enables search providers to increase their market share.

The factors that drive the ability of our search engine partners to increase their revenue per search, include the availability of search advertising inventory relative to demand, as well as internal pricing dynamics. As search market continues to grow and we continue to expand our search solution, the revenue earned by us and our partners is expected to grow as well.

Growth Strategy

High level growth plan

Our strategy is to grow our business by offering advertising, search, awareness and performance solutions to the world’s leading brands, agencies and publishers. These solutions will make each component of the funnel – awareness, consideration, intent and purchase – operate more effectively.

We will achieve this by offering compelling data-driven, digital advertising solutions and search monetization through holistic customer experiences and innovative platforms that cover the three main pillars of digital advertising - ad search, social media and display / video advertising.

Growth through innovation

Innovation, driven by the introduction of new technologies, tools, services and offerings, will address one of our key priorities, which is to make our revenue models more predictable, sustainable and resilient. We are expanding our product portfolio to provide added value to our clients without adding silos and overhead, while always maintaining efficiency across our different business units. To accelerate this process, we completed several acquisitions, including the most recent acquisitions of Septa Communication LLC in March 2019 (known as “Captain Growth”) and the acquisition of Content IQ LLC in January 2020, to allow us to expand our capabilities and maximize our existing businesses.

We are able to execute on our growth strategy objectives through the following elements:

 Our advertising offering targets brands that are focused on their relationship with consumers. They recognize that their reputation and ability to compete are determined by meaningful connections that are sequentially delivered by relevant, high-quality creative, across all platforms in brand-safe environments. Our Synchronized Digital Branding platform is differentiated by our award-winning ad units that deliver impactful and engaging messages, based on data-driven capabilities that reach consumers at the right time, with the right messages across all screens and platforms, through a transparent and customizable list of elite publishers through both direct and programmatic channels as we expect that spending on programmatic ad buying will continue to grow as both advertisers and publishers continue to adopt programmatic advertising.

Growth through high-speed opportunities

Our growth strategy also contemplates the migration to 5G networks and the growing access to high-speed Internet. Video content that takes advantage of faster delivery, as well as the growth of connected TVs, is something we are investing in so we will be able to take advantage of upgraded user experiences.

We also intend to continue to invest in technology, partnerships and sales that offer our advertising clients enhanced features and functionalities to reach their consumers, including through the utilization of analytic tools such as ACR (Automated Content Recognition) TV viewership data.

Growth Through the Content Publisher Side

Through our content publisher solution, provided through the recently acquired Content IQ, we provide advertisers the ability to serve advertisements which are relevant to the end-user’s interests, beside relevant optimized content and page-level reader engagement. We connect our Synchronized Digital Branding platform to a digital publishing optimization platform, using proprietary data algorithms and analytic tools that dynamically link publisher content and audience interest to maximize return on ad spend.

Growth Through Search

Our search solution, operated through CodeFuel, leverages our relationship with Microsoft Bing to drive innovation and revenue based on AI and analytic tools as part of our ongoing effort to provide comprehensive and compelling search solutions and monetization tools to diversified publishers around the globe.  We do this through a variety of digital properties, including websites, apps, extensions, and search engines.

In addition, to strategically diversify our revenue sources and extend our products suite and partners we are embedding our search functionality in our new products, thus increasing our monetization potential; for example, we are introducing new products such as Privado - our privacy-enabled search engine - that get distributed through a variety of partners including not just our traditional publishers, but also brand and enterprise opportunities.

Growth Through Pricing

We are offering and exploring new pricing models such as Software as a Services (“SaaS”) and other models in order to execute on our strategy to have a more predictable and sustainable revenue streams. We are productizing our technology to enable agencies and other customers to directly offer their consumers and brands with our platforms’ capabilities through SaaS based plans.

Technology

The Design principles of our technologies and research and development efforts consist of the following elements:

•	Supply and publisher integration;
•	Innovative Creative;
•	Demand generation (direct and indirect);
•	Data and Analytics;
•	AI and optimization; and
•	Executional channels (Programmatic and Direct).

Advertising Solutions

The technology backbone behind our advertising solutions is designed to connect brands with consumers via meaningful digital interactions and experiences. This is done through 9 key components:

•	Supply Management Platform;
•	Demand Management Platform;
•	Analytics Platform
•	High Impact Programmatic Market Place;
•	Creative Platform;
•	Data Management Platform;
•	Data Lake Platform;
•	AI Platform; and
•	Advertising Cloud platform.

Supply Management Platform

The Supply management platform operationalizes relationships with our publishers by treating every impression in an optimal manner, and according to the business requirements and monetary expectations that derive from which ads are allowed, what prices are expected, and what is the allowable frequency. All components in our supply management platform are based on proprietary technology and are based on our specific needs and use cases.

Demand Management

The demand management platform addresses the needs of advertisers for campaign planning and design with a system that delivers a recommendation that will hit the goals of the advertisers. It will recommend advertising channels, audience targeting strategy and ad product mix which are all based on benchmarks and past experiences of the advertiser. Once the plan is created,  the platform pushes instructions to the campaign management system for execution, based on parameters like dates, volume level, list of supply sources and campaign goal.

Analytics Platform
Our Analytics platform provides information and performance insights on the results of campaign investment and other campaign metrics - demonstrating the value of our solutions for our customers. This is a flexible system that reports all the required data based on reach and impressions delivered, budget invested engagement metrics, etc. The analytics platform supports our data driven culture – providing business stakeholders full visibility of KPI’s on key processes while facilitating data and reporting in a self-service manner, with pre-build dashboards and reports.

High Impact Programmatic Marketplace

Our High Impact Programmatic Marketplace is a platform that allows our advertisers to buy from us in an automated fashion. This marketplace is built on the standard programmatic infrastructure so advertisers have the flexibility of using different systems and platforms to buy from us. Our advertisers maintain full control and have transparency into our inventory, bidding in real time to purchase available supply.

Creative Rich Media Platform

The creative platform is a key component of our Synchronized Advertising Branding solution and allows us to innovate quickly on end user experiences. Our full-blown rich media platform leverages our proprietary ad units, and is tailored to the needs of our advertisers, providing them with a comprehensive solution to create compelling, engaging, dynamic, cross-platform and high-impact advertisements.

Data Management Platform

Our data management platform (DMP) is at the heart of our Synchronized Digital Branding platform. Its main functionality is to manage available data on a user level, what messages an individual user was exposed to, how that user responded, what third party information can make that data richer, and so on.  The DMP is connected to all key systems to inform campaign planning, delivery, optimization, creative optimization and analytics. In addition to user level data, the DMP manages various data assets and the data is collected at scale with well-defined schemas. Data assets managed in the DMP are used to support data driven objectives and services like analytic and AI processes.

AI platform

Our AI platform uses machine learning to bring deep intelligence to the various phases of campaigns: planning, activation and reporting which utilize models built on top of our data platforms. Based on campaign-to-campaign learnings and heuristics, the platform generates better performance for our customers and improved efficiency by providing rules-based and budget optimizations.

Advertising cloud platform

The advertising cloud platform supports the various phases of campaign management across different channels. The platform manages each of the planning, execution, optimization and measurement phases and simplifies complexity of cross channel advertising for brands and agencies while optimizing performance through AI.

Content Management Platform

Our content publisher platform, was acquired with our purchase of  ContentIQ;  the tech is composed of the following systems that can power both Content IQ owned and operated websites, and those of third-party publishers

•	Content management platform;
•	Content web sites management system;
•	Content monetization system; and
•	Distribution system.

Content Management Platform

The content management platform supports the process of planning, creation, testing and measurement of content articles. The platform provides tools for content creators to structure their content in a variety of formats to optimize performance for unique audience segments. Once content articles are deployed, the management backend serves the content at scale and with the supporting analysis tools that enable continuous optimization at scale.

Content Web Site Management System

The content web site management system supports the process of website creation, testing, optimization and analysis. The platform provides tools for publishers to build dynamic sites driven by a powerful configuration system, which can be optimized to deliver elastic content in a dynamic page layout. The content articles are sourced from the content management system and served at scale.

Content Monetization System

The content monetization system provides publishers the tools to maximize ad revenues from reader sessions. The system integrates ads within the content layouts, at the page level, maintaining a user-friendly experience while driving monetization from a variety of programmatic sources. This system is powered by a highly customized header bidding technology which controls ad delivery with optimal viewability measures.

Distribution System

The distribution system provides publishers with AI-powered tools to distribute content articles to optimized audience segments, at scale, on a variety of platforms. Its campaign management components automatically manage, through machine learning capabilities, thousands of campaigns - adjusting the bids and budgets in real time. The distribution system optimizes campaigns based on revenue attribution technology which ties the content management, content web sites and content monetization systems together, In order to optimize margins and revenues.

Search Solution:

The technology of our search solution is composed of the following systems:

•	Publishers management system;
•	Search demand management system;
•	Monetization products;
•	AI system; and
•	Privado – a privacy-focused search engine

Publisher Management System:
The publisher management system provides publishers access to an online dashboard providing them analytics and performance optimization tools, as well as reports that enable them to maximize their distribution and monetization.

Search Demand Management System:
The search demand management system integrates and onboards demand vendors to our monetization products. The integration supports multiple vendors according to predefined configurations and rules, enabling various business models and offerings.

Monetization Products
Our monetization products are designed to deliver algorithmic search results concurrently with sponsored listings which are served for the same search queries. They can be operationalized in different ways, including the transmission of search queries to search engines such as Bing; search Feed APIs operated on the publisher’s domain and an enriched and optimized hosted search results page which offers an enhanced user experience.

AI System
The AI technology behind our search solutions optimizes the various phases of the funnel including intent detection and demand optimization to yield performance optimization and maximized consumer experience.

Privado - a privacy-enabled search engine
Privado delivers private search results, leverages proprietary technology, to let users freely search online without being tracked. Privado does not store personal user data, and all search terms are encrypted so that they are not visible in the browser’s history.

Products under Development

Innovation is a core driver of our culture and operations and essential for our growth and hence we invest substantial resources in research and development to develop new solutions, offerings, applications and services, improve our core technologies and enhance our technology facilities and infrastructure and capabilities. Our research and development activities are primarily conducted internally in Israel and Europe, focusing on the development of new services, platforms and SaaS based solutions that will offer our customers (i) standout brand experience (ii) effective distribution tools, (iii) increased monetization capabilities through content features and applications, and (iv) enhanced optimization via powerful and reliable data analytics driven by AI. Additionally, we focus our research and development efforts on developing new products and improving existing products through software updates and upgraded features. Our research and development department is divided into groups based on scientific disciplines and types of applications and products.

Breakdown of Revenues

Our search monetization solutions, advertising and other, are distributed and sold throughout the world (mainly in North America and Europe). The following table shows the revenues, presented in our statement of operations, generated by territory in the years ended December 31, 2017, 2018 and 2019.

	2017		2018		2019
	Search and other Revenues	Advertising Revenues	Search and other Revenues	Advertising Revenues	Search and other Revenues	Advertising Revenues
North America	70%	86%	65%	91%	67%	91%
Europe	24%	11%	29%	8%	25%	9%
Other	6%	3%	6%	1%	8%	0%
Total	100%	100%	100%	100%	100%	100%

Intellectual Property

Although we have a number of patents, copyrights, trademarks and trade secrets and confidentiality and invention assignment agreements to protect our intellectual property rights, we believe that our competitive advantage depends primarily on our marketing, business development, services, applications, know-how and ongoing research and development efforts. Accordingly, we believe that the expiration of any of our patents or patent licenses, or the failure of any of our patent applications to result in issued patents, would not be material to our business or financial position.

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

 All employees and consultants are required to execute confidentiality covenants in connection with their employment and consulting relationships with us. These agreements (excluding those with our former German and U.K. employees) also contain assignment and waiver provisions relating to the employee’s or consultant’s rights in respect of inventions.

Competition

The markets in which we are active are subject to intense competition.

We compete with many other companies offering solutions for online publishers and developers, including search services and other software in conjunction with changing a user’s default search settings.

The advertising technology industry is highly competitive. There are a large number of digital media companies and advertising technology companies that offer services similar to those of our advertising solution and that compete for finite advertiser/agency budgets and publisher inventory. There are a large number of niche companies that are competitive with our advertising solution because they provide a subset of the services that we provide (e.g., mobile in-app ad networks). Some of these companies are larger and have more financial resources than we have, including, Verizon Media, Google, and Facebook. New entrants and companies that do not currently compete with our advertising solution such as Amazon and Samsung may compete in the future given the relatively low barriers to entry in the industry.

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

For example, we are subject to U.S. federal and state laws regarding copyright infringement, privacy and protection of user data, many of which are subject to regulation by the Federal Trade Commission. These laws include the Digital Millennium Copyright Act, which aims to reduce the liability of online service providers for listing or linking to third-party websites that include materials that infringe copyrights or the rights of others, and other federal laws that restrict online service providers’ collection of user information on minors as well as distribution of materials deemed harmful to minors. The California Consumer Privacy Act (2018) became effective on January 1, 2020 and may affect us. Many U.S. states, such as California, are adopting statutes that require online service providers to report certain security breaches of personal data and to report to consumers when personal data will be disclosed to direct marketers. There are also a number of legislative proposals pending before the U.S. Congress and various state legislative bodies concerning data protection which could affect us. The interpretation of data protection laws, and their application to the Internet, is unclear and in a state of flux. There is a risk that these laws may be interpreted and applied in conflicting ways and in a manner that is not consistent with our current data protection practices.

Foreign data protection, privacy and other laws and regulations may affect our business, and such laws can be more restrictive than those in the United States. For example, in Israel, privacy laws require that any request for personal information for use or retention in a database, be accompanied by a notice that indicates: whether a person is legally required to disclose such information or that such disclosure is made at  such person’s free will and consent; the purpose for which the information is requested; and to whom the information is to be delivered and for which purposes. A breach of privacy under such laws is considered a civil wrong and subject to administrative fines as well as civil damages. Certain violations of the law are considered criminal offences punishable by imprisonment. In the European Union, similar data protection rules exist as well was privacy legislation restricting the use of cookies and similar technologies. Subject to some limited exceptions, the storing of information, or the gaining of access to information already stored, in the terminal equipment of a subscriber or user is only allowed on condition that the subscriber or user concerned has given his or her informed consent. Moreover, the General Data Protection Regulation (which became effective in May 2018) presumably have an even wider territorial scope, broadened the definition of personal data to include location data and online identifiers, and imposes more stringent user consent requirements. Further, it includes stringent operational requirements for companies that process personal data and will contain significant penalties for non-compliance. Also in other relevant subject matters, such as cyber security, e-commerce, copyright and cookies, new European initiatives have been announced by the European regulators. To further complicate matters in Europe, to date, member States have some flexibility when implementing European Directives and certain aspects of the General Data Protection Regulation, which can lead to diverging national rules.

Because our services are accessible worldwide, certain foreign jurisdictions may claim that we are required to comply with their laws, including in jurisdictions where we have no local entity, employees or infrastructure.

These regulations result in significant compliance costs and could result in restricting the growth and profitability of our business.

C.           ORGANIZATIONAL STRUCTURE

Our subsidiaries and the countries of their incorporation are as follows:

•	Content IQ LLC, our wholly-owned New York subsidiary, was acquired in January 2020, owns all of the membership interest of BT Media LLC, a Nevada limited liability company.

•	Septa Communications LLC, also known as “Captain Growth”, our wholly owned Ukrainian subsidiary, was acquired in March 2019.

•
ClientConnect Ltd., our wholly owned Israeli subsidiary, owns all of the outstanding shares of common stock of ClientConnect, Inc., a Delaware corporation, and all of the outstanding ordinary shares of ClientConnect B.V., a Netherlands company. We are currently in the process of merging ClientConnect into Perion.

•
IncrediMail, Inc., our wholly-owned Delaware subsidiary, owns all of the outstanding shares of common stock of Smilebox Inc., a Washington corporation and all of the outstanding shares of common stock of IncrediTone Inc., our wholly-owned Delaware subsidiary. IncrediTone Inc. owns all of the outstanding shares of common stock of Interactive Holding Corp., a Delaware corporation, which was acquired, together with its subsidiaries, in November 2015.

•	Make Me Reach SAS, our wholly owned French subsidiary, was acquired in February 2015.

D.           PROPERTY, PLANTS AND EQUIPMENT

Our headquarters are located in Holon, Israel. As of December 31, 2019, we lease approximately 30,946 square feet, excluding office space which we currently sublease. The lease expires in 2025, with an option to extend for two additional two-year periods at its sole discretion and upon 180-day prior written notice. Annual net cost is approximately $0.6 million.

As of December 31, 2019, we lease office spaces in various locations in the United States, excluding office spaces we currently sublease. Our primary locations, and their principal terms, are as follows:

	Square feet (net)	Annual Rent for 2019 in US$ in thousands (net)	Lease expires on (not including options)
New York, New York	25,550	$1,737	2026
Chicago, Illinois	3,984	$76	2023

Undertone’s offices are located at the World Trade Center (WTC) New York pursuant to a lease agreement that expires in May 2026. Under the lease agreement, we are entitled to terminate the lease in 2024, at our sole discretion.

In addition, we lease offices in various locations throughout Europe. Our primary location, and its principal terms, are as follows:

	Square feet	Annual Rent for 2019 in US$ in thousands	Lease expires on (not including options)
Paris, France	9,182	$720	2028

MakeMeReach’s offices in Paris are located at rue de la Poissonniere pursuant to a lease agreement that expires in March 2028. Under the lease agreement we are entitled to terminate the lease in 2023, at our sole discretion.

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

A.           OPERATING RESULTS

General

Perion is a global technology company that provides agencies, brands and publishers with innovative solutions that cover the three main pillars of digital advertising. From its data-driven Synchronized Digital Branding platform and high-impact ad formats in the display domain, to its powerful advertising cloud platform, to its branded search network.

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

The following describes the nature of our principal items of income and expense:

Revenues

We generate our revenues primarily from two major sources: (i) search-generated and other revenues; and (ii) advertising. The following table shows our revenues by category (in thousands of U.S. dollars):

	Year Ended December 31,
	2017	2018	2019
Advertising	$134,481	$125,977	$87,863
Search and other	139,505	126,868	173,587
Total Revenues	$273,986	$252,845	$261,450

In 2018, revenues decreased by 8% compared to 2017, primarily due to a result of Search and other revenues declining 9% due to churn of our legacy products and the network cleanup in the second quarter of 2017, along with a 6% decrease in our Advertising revenues mainly due to insufficient programmatic inventory to meet our demand for our programmatic high-impact ad units. In 2019, revenues increased by 3% compared to 2018, primarily driven by 37% growth in our Search and other revenues due to new publishers, higher RPMs and an increased number of searches, partially offset by advertising decline of 30% as we continued to prioritize margins over short-term sales.

Cost of Revenues

Cost of revenues consists primarily of salaries and related expenses, license fees and payments for content and server maintenance. Cost of revenues were $23.8 million or 9% of revenues in 2018 and $25.5 million or 10% of revenues in 2019. The number of employees included in cost of revenues as of December 31, 2017, 2018 and 2019 were 94, 76 and 79 respectively.

Customer Acquisition Costs and Media Buy

Our customer acquisition costs consist primarily of payments to publishers and developers who distribute our search properties together with their products, as well as the cost of distributing our own products. Customer acquisition costs are primarily based on revenue share agreements with our traffic sources. Media buy costs consist mainly of the costs of advertising inventory incurred to deliver ads. Customer acquisition and media buy costs were $128.4 million or 51% of revenues and $135.9 million or 52% of revenues in 2018 and 2019, respectively. The increase of customer acquisition costs is primarily due to churn of our search legacy products.

Research and Development Expenses

Our research and development expenses consist primarily of salaries and other personnel-related expenses for employees primarily engaged in research and development activities, allocated facilities costs, subcontractors and consulting fees. Research and development expenses were $18.9 million or 7% of revenues in 2018 and $22.6 million or 9% of revenues in 2019. Our research and development expenditures in 2019 increased compared to the prior year, primarily as a result of headcount increase to support our significant technology investments in 2019.

The number of employees in research and development were 117, 86 and 117 as of December 31, 2017, 2018 and 2019, respectively.

Selling and Marketing Expenses

Our selling and marketing expenses consist primarily of salaries and other personnel-related expenses for employees primarily engaged in marketing activities, allocated facilities costs, as well as other outsourced marketing activity. Selling and marketing expenses were $38.9 million or 15% of revenues in 2018 and $34.7 million or 13% of revenues in 2019. The decrease was primarily due to restructuring efforts undertaken at the beginning of 2018; the savings resulted from reduction of headcount, close of office facilities and other cost optimizations. The number of employees in sales and marketing was 167, 141 and 136 as of December 31, 2017, 2018 and 2019, respectively.

General and Administrative Expenses (“G&A”)

Our general and administrative expenses consist primarily of salaries and other personnel-related expenses for executive and administrative personnel, allocated facilities costs, professional fees and other general corporate expenses. General and administrative expenses were $16.5 million or 7% of revenues in 2018 and $15.0 million or 6% of revenues in 2019. The decrease was primarily due to optimization of our rent expenses as a result of Undertone’s transition to new office facilities. The number of G&A employees was 86, 60 and 67 as of December 31, 2017, 2018 and 2019, respectively.

Restructuring Charges

In 2019 and 2017, there were no restructuring charges.

In 2018, we incurred restructuring charges of $2.1 million, in connection with the restructuring plan, mainly to reduce workforce, close certain facilities, as well as other cost saving measures.

 Impairment, loss of goodwill on intangible assets

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

Following an impairment review of our goodwill and intangible assets for 2018 and 2019, it was concluded that no such impairment charges should be recorded.

Depreciation and amortization

Depreciation and amortization consist primarily of depreciation of our property and equipment and the amortization of our intangible assets as a result of our acquisitions. Depreciation and amortization expenses in 2018 and in 2019 remain steady in the amount of $9.7 million.

Income Tax Expense

A significant portion of our income is taxed in Israel and, as a result of the Undertone acquisition on November 30, 2015, in the United States. The standard corporate tax rate in Israel was 24% in 2017 and is 23% as of 2018 and 2019. For our Israeli operations we have elected to implement a tax incentive program pursuant to a 2011 Israeli tax reform, referred to as a “Preferred Enterprise,” according to which a reduced tax rate of 16.0% is applied to our preferred income in 2016. In 2017, 2018 and 2019 we elected to implement the “Preferred Technological Enterprise” benefits pursuant to an amendment to the taxation laws which went into effect in 2017, under which a tax rate of 12% is applied to a portion of our income which qualifies for the benefits. Any other income which does not qualify for special benefits is subject to tax at the ordinary corporate income tax rate. With respect to U.S. tax, we expect to utilize accumulated losses we have from prior U.S. acquisitions. The federal statutory income tax rate in the United States was 35.0% in 2017 and 21% starting from 2018. Subsidiaries in Europe are taxed according to the tax laws in their respective countries of residence.

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

Total stock-based compensation expense recorded during 2019 was $2.3 million, of which $0.2 million was included in cost of revenues, $0.5 million in research and development costs, $0.5 million in selling and marketing expenses, and $1.1 million in general and administrative expenses.

As of December 31, 2019, the maximum total compensation cost related to options, granted to employees and directors not yet recognized amounted to $3.2 million. This cost is expected to be recognized over a weighted average period of 1.2 years.

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

Accounting for tax positions requires judgments, including estimating reserves for potential uncertainties. We also assess our ability to utilize tax attributes, including those in the form of carry forwards for which the benefits have already been reflected in the financial statements. We record valuation allowances for deferred tax assets that we believe are not more likely than not to be realized in future periods. While we believe the resulting tax balances as of December 31, 2019 are appropriately accounted for, the ultimate outcome of such matters could result in favorable or unfavorable adjustments to our consolidated financial statements and such adjustments could be material. See Note 15 of the Financial Statements for further information regarding income taxes. We have filed or are in the process of filing local and foreign tax returns that are subject to audit by the respective tax authorities. The amount of income tax we pay is subject to ongoing audits by the tax authorities, which often result in proposed assessments. We believe that we adequately provided for any reasonably foreseeable outcomes related to tax audits and settlement. However, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved, audits are closed or when statutes of limitation on potential assessments expire.

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

During 2017 we determined that certain indicators of potential impairment existed, which triggered goodwill impairment analysis for our reporting units. These indicators included a decrease in the Company’s share price and a miss of the targeted budget due to lower sales and higher media buy as a percentage of revenues. Accordingly, we determined that the carrying amount of the Undertone reporting unit exceeds its fair value and thus we recorded in 2017 an impairment charge of $65.7 million related to goodwill. No such impairment charges were recorded in 2018 nor 2019.

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

Upon determination that the carrying value of a long-lived asset may not be recoverable based upon a comparison of aggregate undiscounted projected future cash flows from the use of the asset or asset group to the carrying amount of the asset, an impairment charge is recorded for the excess of carrying amount over the fair value. We measure fair value using discounted projected future cash flows. We base our fair value estimates on assumptions we believe to be reasonable, but these estimates are unpredictable and inherently uncertain. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for our tangible and intangible long-lived assets subject to amortization. In 2017, we incurred impairment charges of $20.0 million related to intangible assets associated with our reporting units. In 2018 and 2019, no such impairment charges were recorded.

Derivative and Hedge Accounting

During fiscal 2017, 2018 and 2019, approximately 9%, 9% and 10%, respectively, of our operating expenses, were denominated in NIS. In order to mitigate the potential adverse impact on cash flows resulting from fluctuations in the NIS exchange rate, we started to hedge portions of our NIS forecasted expenses with derivatives contracts. We implement hedge accounting under ASC-815, therefore, the effective portion of the change in fair value on the derivatives is reported as a component of other comprehensive income and gains or losses are reclassified into the relevant period earnings. We recognize in “financial income, net” the ineffective portion of a derivative change in fair value, if any, as well as the change in fair value of all non-designated under hedge accounting derivatives. We also entered into a cross currency interest rate SWAP agreements in order to translate our convertible debt (principal and interests) NIS cash flow into USD (see Note 8 and Note 10 of the Financial Statements). On June 6, 2019, the SWAP agreements were terminated concurrently with the early redemption of the convertible bond. The SWAP agreements were not designated as hedging instruments and therefore gains or losses resulting from the change of their fair value are recognized in “financial income, net.” We estimate the fair value of such derivative contracts by reference to rates quoted in active markets.

Establishing and accounting for foreign exchange contracts involve judgments, such as determining the fair value of the contracts, determining the nature of the exposure, assessing its amount and timing, and evaluating the effectiveness of the hedging arrangement.

Although we believe that our estimates are accurate and meet the requirement of hedge accounting, if actual results differ from these estimates, such difference could cause fluctuation of our recorded expenses.

Recent Accounting Standards

On January 1, 2019, the Company adopted ASC 842, “Leases,” on the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e., lessees and lessors). ASC 842 supersedes the previous leases standard, ASC 840, “Leases.” ASC 842 requires lessees to apply a dual approach, classifying leases as either finance or operating leases, based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification determines whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use (“ROU”) asset and a lease liability for all leases with a term of greater than 12 months, regardless of their classification. The Company elected, as a practical expedient, to account for leases with a term of 12 months or less in a manner similar to the accounting under pre-existing guidance for operating leases. In July 2018, the FASB issued amendments in ASU 2018-11, which provides another transition method in addition to the existing transition method, by allowing entities to initially apply the new lease accounting standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption, and to not apply the new guidance in the comparative periods they present in the financial statements. The guidance is effective for the interim and annual periods beginning on or after December 15, 2018, and the Company has elected to apply the standard using a modified retrospective transition method at the beginning of the period of adoption (January 1, 2019) through a cumulative-effect adjustment.

The most significant impact from recognition of ROU assets and lease liabilities relates to the Company's office space. However, the adoption of ASC 842 does not have a material impact on the operating expenses in the Company's consolidated statements of operations, since the expense recognition under ASC 842 is similar to current practice. The Company's financial income (expenses), net is impacted by the revaluation of the lease liabilities denominated in non-dollar currencies.

To adopt ASC 842, the Company has implemented changes to its existing systems and processes in conjunction with a review of existing vendor agreements. See Note 11 of the Financial Statements for further information regarding ASC 842.

In February 2018, the FASB issued ASU 2018-02 “Income Statement—Reporting Comprehensive Income—Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income.” The guidance allows reclassification of stranded tax effects resulting from the Tax Cuts and Jobs Act from accumulated other comprehensive income to retained earnings. This guidance is effective for fiscal years beginning after December 15, 2018. The adoption of this guidance has no material impact on the Company’s consolidated financial statements.

In June 2018, the FASB issued ASU 2018-07 “Improvement to Nonemployee Share-Based Payments Accounting.” This guidance simplifies the accounting for non-employee share-based payment transactions. The amendments specify that ASC 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor’s own operations by issuing share-based payment awards. The guidance is effective for fiscal years beginning after December 31, 2018. The adoption of this guidance started as of Jan 1, 2019 and has no material impact on the Company’s consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments – Credit Losses (Topic 326).” ASU 2016-13 requires that financial assets measured at amortized cost be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis. The measurement of expected credit losses is based upon historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. ASU 2016-13 will become effective for annual and interim periods beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The new standard will be effective for interim and annual periods beginning after January 1, 2020, and early adoption is permitted. The Company does not expect this standard to have a material effect on its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, “Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment.” ASU 2017-04 eliminates the requirement to measure the implied fair value of goodwill by assigning the fair value of a reporting unit to all assets and liabilities within that unit (the "Step 2 Test") from the goodwill impairment test. Instead, if the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to that excess, limited by the amount of goodwill in that reporting unit. ASU 2017-04 will become effective for the Company beginning January 1, 2020 and must be applied to any annual or interim goodwill impairment assessments after that date. The Company will adopt this standard on a prospective basis as of January 1, 2020 and does not expect this standard to have a material effect on its consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13 “Fair Value Measurement (Topic 820)—Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement.” This guidance removes certain disclosure requirements related to the fair value hierarchy, modifies existing disclosure requirements related to measurement uncertainty and adds new disclosure requirements. The new disclosure requirements include disclosing the changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period and the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. Certain disclosures required by this guidance must be applied on a retrospective basis and others on a prospective basis. The guidance will be effective for fiscal years beginning after December 15, 2019, although early adoption is permitted. The Company does not expect this standard to have a material effect on its consolidated financial statements.

Results of Operations

The following table presents, for the periods indicated, our costs and expenses of our continuing operations, by category (in thousands of U.S. dollars):

	Year ended December 31,
	2017	2018	2019
Cost of revenues	$24,659	$23,757	$25,520
Customer acquisition costs and media buy	130,885	128,351	135,891
Research and development	17,189	18,884	22,585
Selling and marketing	52,742	38,918	34,736
General and administrative	21,911	16,450	14,999
Depreciation and amortization	16,591	9,719	9,711
Restructuring costs	-	2,075	-
Impairment, loss of goodwill on intangible assets	85,667	-	-
Total Costs and Expenses	$349,644	$238,154	$243,442

The following table sets forth, for the periods indicated, our statements of operations expressed as a percentage of total revenues (the percentages may not equal 100% because of the effects of rounding):

	Year Ended December 31,
	2017	2018	2019
Revenues:
Advertising	49%	50%	34%
Search and other	51	50	66
Total revenues	100%	100%	100%

Costs and expenses:
Cost of revenues	9%	9%	10%
Customer acquisition costs and media buy	48	51	52
Research and development	6	7	9
Selling and marketing	19	15	13
General and administrative	8	7	6
Depreciation and amortization	6	4	4
Restructuring charges	-	1	-
Impairment, loss of goodwill on intangible assets	31	-	-
Total costs and expenses	127	94	93

Operating income (loss)	(27)	6	7
Financial expenses, net	2	2	1
Income (loss) before taxes on income	(29)	4	6
Income tax expense (benefit)	(3)	1	1
Net Income (loss)	(26)%	3%	5%

 Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Revenues. Revenues increased by 3%, from $252.8 million in 2018 to $261.5 million in 2019.

Advertising revenues. Advertising revenues decreased by 30% in 2019, from $126.0 million in 2018 to $87.9 million in 2019. This decrease as a result of the transition from selling formats to an integrated solution.

Search and other revenues. Search and other revenues increased by 37% in 2019, from $126.9 million in 2018 to $173.6 million in 2019. This increase is due to additional new publishers, higher RPMs and an increased number of searches.

Cost of revenues. Cost of revenues increased by 7%, from $23.8 million in 2018 to $25.5 million in 2019. Cost of revenues remained stable in terms of the percentage of revenues, representing 9% of revenues in 2018 and 10% in 2019.

Customer acquisition costs (“CAC”) and media buy. CAC and media buy increased by 6%, from $128.4 million or 51% of revenues in 2018 to $135.9 million or 52% of revenues in 2019. The increase of customer acquisition costs is mainly as a result of the churn of our search legacy products.

Research and development expenses (“R&D”). R&D increase by 20%, from $18.9 million in 2018 to $22.6 million in 2019. The increase was primarily as a result of headcount increase to support our significant technology investments in 2019.

Selling and marketing expenses (“S&M”). S&M expenses decreased by 11%, from $38.9 million in 2018 to $34.7 million in 2019. The decrease resulted mainly from reduction of headcount and other cost optimizations.

General and administrative expenses (“G&A”). G&A decreased by 9%, from $16.5 million in 2018 to $15.0 million in 2019. The decrease was primarily due to optimization of our rent expenses as a result of Undertone’s transition to new office facilities.

Restructuring costs. In 2019, no restructuring charges were recorded. In 2018, the Company incurred a restructuring costs of $2.1 million in connection with the restructuring plan, mainly to reduce workforce, close certain facilities, as well as other cost saving measures.

Depreciation and amortization. Depreciation and amortization expenses remained stable in the amount of $9.7 million in 2019 and 2018. Depreciation and amortization consist primarily of depreciation of our property and equipment and the amortization of our intangible assets as a result of our acquisitions.

Taxes on income (benefit). Taxes on income decreased by $1.2 million from a tax expense of $2.8 million in 2018 to $1.6 million in 2019. The decrease was primarily a result of utilization of tax attributes in foreign subsidiaries during 2019.

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

Impairment, loss of goodwill on intangible assets. In 2017, the Company recorded an impairment charge of $85.7 million, classified as “Impairment charges” in the consolidated statements of income. No further impairment charges were recorded in 2018.

Taxes on income (benefit). Taxes on income increased by $11.6 million from a tax benefit of $(8.8) million in 2017, to a tax expense of $2.8 million in 2018. The increase was primarily a result of the decrease of deferred taxes on intangible assets in 2017.

B.	LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2019, we had $61.6 million in cash, cash equivalents and short-term deposits, compared to $43.1 million at December 31, 2018. The $18.5 million increase is primarily the result of $44.7 million cash provided by operating activities offset by $24.2 million repayment of our short and long-term debt and $1.4 million used in other investing activities.

Net cash provided by operating activities

In 2019, our operating activities provided cash in the amount of $44.7 million, primarily as result of income in the amount of $12.9 million, decreased by non-cash expenses, depreciation and amortization of $9.7 million, share-based compensation expenses of $2.3 million and net change of $19.8 million in operating assets and liabilities.

In 2018, our operating activities provided cash in the amount of $32.8 million, primarily as result of income in the amount of $8.1 million, decreased by non-cash expenses, depreciation and amortization of $9.7 million, share-based compensation expenses of $2.7 million and net change of $12.3 million in operating assets and liabilities.

In 2017, our operating activities provided cash in the amount of $36.0 million, primarily as result of net loss in the amount of $72.8 million, decreased by non-cash expenses including, impairment charge of $85.7 million, depreciation and amortization of $16.6 million, share-based compensation expenses of $2.1 million and net change of $4.4 million in operating assets and liabilities.

Net cash used in investing activities

In 2019, we used in our investing activities $21.2 million cash, primarily due to $19.2 million investment in short-term deposits, $1.2 million cash paid in connection to acquisitions and $1.2 million invested in the purchase of property and equipment offset by $0.5 million proceeds from sales of property and equipment.

In 2018, we used in our investing activities $1.8 million cash, primarily due to $1.7 million invested in development costs that were capitalized, $1.9 million of proceeds from maturities of short-term bank deposits and $2.0 million invested in the purchase of property and equipment.

In 2017, we used in our investing activities $4.9 million cash, primarily due to $5.8 million invested in development costs that were capitalized, $2.5 million of proceeds from maturities of short-term bank deposits and $1.6 million invested in the purchase of property and equipment.

Net cash used in financing activities

In 2019, we used in our financing activities $24.8 million cash, primarily due to $15.9 million repayment of our convertible debt and $8.3 repayment of our long and short-term loan.

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

Credit facilities

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

The major financial covenants under the Bank Mizrahi credit facility are as follows:

•	shareholders’ equity of at least $80 million at the end of each quarter;

•	ratio of net financial indebtedness to twelve-month EBITDA of not more than 2.25 at the end of each quarter; and

•	maintenance at all times of cash and cash equivalents in an amount equal to the lesser of (i) $10 million and (ii) the amount of the following payment of principal and interest.

As of December 31, 2019, the balance of the loan was $16.7 million out of which $8.3 million was classified as long-term debt and $8.3 million as current maturities.

As of December 31, 2019, we were in compliance with all of the foregoing covenants.

Series L Convertible Bonds

On September 23, 2014, we completed a public offering in Israel of Series L Convertible Bonds (the “Bonds”). The Bonds had an aggregate principal amount of approximately NIS 143.5 million (approximately $39.2 million). The Bonds were listed on the TASE, and were convertible into an aggregate of approximately 4.3 million ordinary shares, at a conversion price of NIS 100.815 per share (approximately $28 per share as of June 6, 2019, the redemption date of the bond). On February 28, 2019, Standard & Poor’s Maalot Ratings Services reaffirmed our corporate credit rating of ilA-, with a stable outlook. On June 6, 2019 we repaid the entire outstanding amount (approximately NIS 28.7 million or approximately $8 million).

Financing Needs

We believe that our current working capital and cash flow from operation are sufficient to meet our operating cash requirements for at least the next twelve months, including payments required under our existing bank loans.

C.           RESEARCH, DEVELOPMENT, PATENTS AND LICENSES, ETC.

Our research and development activities are conducted internally by 117 persons at December 31, 2019. Research and development expenses were $17.2 million, $18.9 million and $22.6 million in the years ended December 31, 2017, 2018 and 2019, respectively. In 2019, our efforts were focused on adapting, extending (organically and in-organically through acquisitions) and maintaining compatibility with the ever-changing business landscapes and automation of our platforms and operating systems.

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

2.
The digital advertising environment is also complex and fragmented. As a result, it is increasingly difficult for advertisers, including brands and agencies, as well as investors, to discern the difference between the offerings, and this situation requires that advertisers to maintain only small number of relationships which provide a comprehensive and holistic solution and service. In addition, advertisers are looking for clean, safe and transparent solutions. We are attempting to address these needs in our various revenue streams by providing robust, scalable and differentiated products across multiple platforms. Our solution offers a full suite of services for the advertising brand and agency, including the entire advertising process from creative through analytic data collection and processing which is also utilized through programmatic capabilities which has an increasing demand. Through Content IQ, we provide advertisers the ability to serve advertisements which are targeted to the end-user’s interests alongside relevant optimized content and page-level reader engagement. Our solution also includes a technology platform for buying media on social and mobile platforms which helps optimize the money spent by agencies and advertisers. In turn, we also provide the publisher a solution for creating new advertising inventory and increasing their revenue.

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

F.            TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes our contractual commitments as of December 31, 2019 and the effect those commitments are expected to have on our liquidity and cash flow in future periods. All numbers below are in US dollars in thousands.

	Payments Due by Period(****)
Contractual Commitments as of December 31, 2019	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 Years
Long-term debt, including current portion (*)	$16,666	$8,333	$8,333	$-	$-
Accrued severance pay (**)	1,768	-	-	-	1,768
Uncertain tax positions (ASC-740)	4,235	-	-	-	4,235
Operating leases	30,152	5,333	10,049	9,536	5,234
Total	$53,846	$14,691	$18,382	$9,536	$11,237

(*)	Long-term debt obligation represent maximum repayment of principal and do not include interest payments due thereunder.
(**)
Prior notice to our executive employees as well as severance pay obligations to our Israeli employees, as required under Israeli labor law and as set forth in employment agreements, are payable only upon termination, retirement or death of the respective employee and are for the most part covered by ongoing payments to funds to cover such obligations.

ITEM 6.          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our executive officers and directors as of March 9, 2020:

Name	Age	Position
Eyal Kaplan*(1)(2)	60	Chairman of the Board of Directors
Doron Gerstel	59	Chief Executive Officer; Director
Maoz Sigron	42	Chief Financial Officer
Dror Erez(1)	50	Director
Sarit Firon*(1)(3)(4)	53	Director
Rami Schwartz* (3)(4)	62	Director
Michael Vorhaus*(2)(4)	62	Director
Joy Marcus*(2)(3)	58	Director
Miki Kolko	57	Chief Technology Officer
Daniel E. Aks	60	President, Undertone
Tal Jacobson	45	General Manager, CodeFuel
Ran Cohen	49	Senior Vice President, Product

*	“Independent director” under the Nasdaq Listing Rules.
(1)	Member of the investment committee.
(2)	Member of the nominating and governance committee.
(3)	Member of the compensation committee.
(4)	Member of the audit committee.

Effective as of August 26, 2019, our board of directors adopted the exemption under the Israeli Companies Regulations (Reliefs for Public Companies whose Shares are Listed on a Stock Exchange Outside of Israel), 2000, or the Regulation, our director in office who was elected and classified as external director, Ms. Sarit Firon, is no longer classified as such under the Companies Law. The transition rules set forth under the Regulation provide that such former external directors have the right to remain in office as company’s directors at their option after the exemption under the Regulation is adopted until the earlier of such directors’ original end of term of office or the second annual meeting of shareholders after the adoption of the exemption under the Regulation. Ms. Sarit Firon’s term of office expires in January 2020, however our board of directors has re-appointed Ms. Firon with the term of office that expires as of our 2021 annual meeting of shareholders.

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

Dror Erez has been a director of the Company since January 2014. In 2005, Mr. Erez co-founded Conduit and served as its Chief Technology Officer until January 2014, when he became Conduit’s President and in May, 2018 became Conduit’s chairman of the board of directors for a year. Mr. Erez is also a member of the Conduit board of directors. Mr. Erez is now advising for startups on strategy, product and technology. Prior to founding Conduit, he served in various executive roles in private technology companies. Mr. Erez holds a B.A. in Physics and Computer Science from Bar Ilan University.

 Sarit Firon has been an external director of the Company since January 2017 and following the Company’s adoption of the exemption under the Regulation in August 2019 continued as an independent director. Since November 2014, Ms. Firon has been a managing partner of Cerca Partners, an Israeli venture capital fund. She has served at Extreme Reality Ltd., as its chief executive officer from December 2012 to November 2014 and as a director since December 2014. From November 2011 to November 2012, Ms. Firon was the Chief Financial Officer of Kenshoo Ltd. From November 2007 to October 2011, Ms. Firon was the Chief Financial Officer of MediaMind Technologies Inc., a Nasdaq listed company which was acquired by DG, Inc. in August 2011. From May 2005 to June 2007, Ms. Firon was the Chief Financial Officer of OliveSoftware and from January 2000 to October 2004, she was the CFO of P-Cube, a private company which was acquired in October 2004 by Cisco Systems, Inc. (Nasdaq:CSCO). From October 2004 to January 2005, Ms. Firon was employed by Cisco to be responsible for the post-merger integration of P-Cube. From January 1995 to December 1999, Ms. Firon served in various positions at Radcom Ltd. (Nasdaq:RDCM), including as its Chief Financial Officer from September 1997 to December 1999. Since July 2015, she has served as chairperson of the Board of myThings Israel Ltd. Since June 2014, Ms. Firon has served as a director of Mediwound Ltd. (Nasdaq:MDWD), and since June 2012, Ms. Firon has served as a director of Datorama Ltd. From October 2000 to December 2006, Ms. Firon served as a director of MetaLink Ltd. (OTCMKTS:MTLK). Ms. Firon holds a B.A. in Accounting and Economics from Tel-Aviv University, Israel.

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

Joy Marcus has been a director of the Company since November 2019. Ms. Marcus has a wealth of experience in the media industry, including EVP and GM Digital Video at Condé Nast Entertainment, CEO of Bloglovin’ (now Activate), SVP Global Marketing Solutions at Time Warner (now WarnerMedia), VP International at Viacom and GM North America for DailyMotion. She sits on the Boards of digital media companies Anyclip and Qwire, and the nonprofits New York Tech Alliance and Hoops4Hope. Joy is currently a full time Lecturer on Entrepreneurship at Princeton University, and is serving as a Venture Partner at VC firm JVP, focusing on digital media, advertising and consumer investments. Joy graduated with Magna Cum Laude from Princeton University and has a JD from NYU Law School.

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

Daniel E. Aks has been the President of Undertone since August 2019 and an external director of the Company from August 2018 until August 2019. Since December 2017, Mr. Aks is the Chief Executive Officer of Antenna International, a story-maker and creative technology company devoted to cultural, iconic site and commercial attractions. Prior to Antenna, from December 2010 to December 2017 he was the owner of C3 Multimedia LLC., a consulting firm in the fields of information, education K-16 and media and during his term with C3 was, inter-alia, the Acting Chief Operating Officer for the Educational Records Bureau (ERB), a K-12 assessment organization serving private education and high performing public institutions (from March 2015 until December 2017). From January 2014 until December 2017, Mr. Aks was the Co-Founder of The EdTech Fund, an investment vehicle for seed capital investments in educational technologies. He also served as the Senior Vice President and Chief of Staff for McGraw-Hill Education (MHE) from September 2008 until November 2010 where he was responsible for information technology, public relations, strategy and business development, K-12 differentiated instruction pilots, and content management system development. From July 2007 until April 2008 he served as the Chief Operating Officer and Executive Vice President at The Greenspun Companies, where he had general management responsibility of the company’s magazine and companion web site businesses. Prior to that from January 2006 to July 2007, he held positions with MTV Networks (MTVN) as a Senior Vice President of both Operations and Consumer Products. Prior to MTVN from August 1999 to June 2004, Mr. Ask served PRIMEDIA’s Consumer Magazine Group as Chief Operating Officer, where he managed the Direct Response Advertising Group, Manufacturing, Production, Distribution, IT, Strategy, Business Development, Global Sourcing, and at times Circulation. He was also President of PRIMEDIA Consumer Magazine Internet Group during that term. Prior to joining PRIMEDIA, Mr. Aks was a partner with the Booz Allen Hamilton consulting firm where he specialized in business growth, operations strategy and restructuring in the media, education, telecommunications and consumer goods industries. Mr. Aks holds a BS in Manufacturing/Industrial Engineering and a B.A. in Business Administration from Rutgers University and earned an MBA from the Harvard University Graduate School of Business Administration, where he graduated with second-year honors.

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

B.           COMPENSATION

The aggregate direct compensation we paid to our officers as a group (including our former officers, 8 persons) for the year ended December 31, 2019, was approximately $5.2 million, which included approximately $0.5 million that was set aside or accrued to provide for pension, retirement, severance or similar benefits. This amount includes bonuses paid to our officers pursuant to our executive bonus plan based on company performance measures, in accordance with our Compensation Policy for Directors and Officers. This amount does not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses, and other benefits commonly reimbursed or paid by companies in Israel.

The aggregate compensation we paid to our directors who are not officers for their services as directors as a group for the year ended December 31, 2019 was approximately $0.4 million. In addition, our directors are reimbursed for expenses incurred in order to attend board of directors or committee meetings.

In the year ended December 31, 2019, we granted (i) options to purchase 476,668 ordinary shares to our officers, at a weighted average exercise price of $3.55 per share, and the latest expiration date for such options is September 2026. These options were granted under our Equity Incentive Plan, as amended, formerly known as the 2003 Israeli Share Option Plan (the “Incentive Plan”).

In 2019, we paid each of our non-executive directors $50,000 per year, subject to adjustment for changes in the Israeli consumer price index and applicable changes in the Israeli regulations governing the compensation of external directors. Our non-executive directors were also entitled for an annual grant of options to purchase 8,333 ordinary shares under the Incentive Plan.

Following the approval of the annual general meeting of our shareholders held on February 6, 2020, the annual grant of options for our non-executive directors (other than the chairperson if compensated under a separate arrangement) was increased to 15,000 options to purchase Ordinary Shares. Such grant will be made upon the initial election or appointment of a non-executive director and on each anniversary of such grant thereafter, and with respect to each non-executive director in office as of February 6, 2020, on the later of the first anniversary of the most recent grant to such director and the date of the resolution to increase the grant of options. Each option will be exercisable for a term of five years at an exercise price per share equal to the average stock market price of the 90 days prior to the date of grant (and not less than the closing share price on the date of grant in the case of U.S. grantees). The options will vest on a quarterly basis, in equal tranches, during the year following the grant. Following termination or expiration of the applicable director’s service with the Company, provided that the termination or expiration is not for “cause” and is not a result of the director’s resignation, the options would retain their original expiration dates and, with respect to each grant, the upcoming tranche of options that are scheduled to vest immediately subsequent to the termination date, if any, will automatically vest and become exercisable. All unvested options held by a director in office will automatically vest and become exercisable upon a change of control of the Company, which is defined for this purpose as (i) a merger, acquisition or reorganization of the Company with one or more other entities in which the Company is not the surviving entity, (ii) a sale of all or substantially all of the assets of the Company; (iii) a transaction or a series of related transactions as a result of which more than 50% of the outstanding shares or the voting rights of the Company are beneficially owned by one person or group (as defined in the SEC rules) (“Change of Control”).

The compensation we paid to our chairman of the board of directors, Mr. Kaplan, for the year ended December 31, 2019 was US$ 100,000 plus VAT, paid in four quarterly payments and reimbursement of out-of-pocket expenses incurred in connection with Mr. Kaplan’s services as chairman. Mr. Kaplan is also entitled for indemnification and liability insurance as provided to other members of the board of directors. Mr. Kaplan’s services agreement also includes customary non-disclosure, non-compete, and ownership assignment of intellectual property undertakings.

 Following the approval of the extraordinary general meeting of our shareholders held on August 2, 2018, Mr. Kaplan was granted with a one-time grant of options to purchase 66,666 Ordinary Shares, with a 3-year vesting schedule, commencing on May 9, 2018. In addition, following the approval of the annual general meeting of our shareholders held on February 6, 2020, and subject to the continued engagement as our chairman of the Board, Mr. Kaplan was granted with a one-time grant of options to purchase 90,000 Ordinary Shares with a 3-year vesting schedule (the options will vest quarterly in equal tranches over a three-year period), commencing on May 9, 2021, at an exercise price per share equal to the average stock market price of the 90 days period preceding the date of the general meeting of our shareholders, as reported by the Nasdaq Stock Market. The options granted are subject to the terms and conditions of the Incentive Plan and the option agreement pursuant to the Incentive Plan. Upon removal of Mr. Kaplan from office either by a vote of the Board or by a vote of the Company’s shareholders, either (i) as a direct result of the negotiation of a Change of Control; or (ii) within six months following a Change of Control event (for the avoidance of doubt, in both (i) and (ii), other than for “cause” – as such term defined in the Incentive Plan) all unvested options shall automatically be accelerated and become fully vested on the effective date of any such event described in either (i) or (ii).

The table below reflects the compensation granted to our five most highly compensated office holders during or with respect to the year ended December 31, 2019. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table below, “compensation” includes salary cost, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to the Company, as recognized in our financial statements for the year ended December 31, 2019, including the compensation paid to such Covered Executive following the end of the year in respect of services provided during the year. Each of the Covered Employees was covered by our D&O liability insurance policy and was entitled to indemnification and exculpation in accordance with applicable law and our articles of association. All numbers below are in US Dollars in thousands.

Name and Principal Position (1)	Salary Cost (2)	Bonus (3)	Equity-Based Compensation (4)	Total
Doron Gerstel, Chief Executive Officer	714	884	680	2,278
Tal Jacobson, General Manager, CodeFuel Business Unit	279	389	68	736
Miki Kolko, Chief Technology Officer	321	76	165	562
Ran Cohen, Senior Vice President, Product	425	45	64	534
Maoz Sigron, Chief Financial Officer	265	157	64	486

(1)	Unless otherwise indicated herein, all Covered Executives are employed on a full-time (100%) basis.

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

(4)
Represents the equity-based compensation expenses recorded in our consolidated financial statements for the year ended December 31, 2019. Such numbers are based on the option grant date fair value in accordance with accounting guidance for equity-based compensation and does not necessarily reflect the cash proceeds to be received by the applicable officer upon the vesting and sale of the underlying shares. For a discussion of the assumptions used in reaching this valuation, see Note 2 to our Financial Statements.

Compensation Terms of our Chief Executive Officer

Doron Gerstel serves as our Chief Executive Officer from April 2017 and as a director of the Company since May 2018. His monthly base salary is NIS 95,000 (equivalent to approximately $27,490), and effective as of January 15, 2019 he is entitled for a time-limited increase of the monthly base salary, approved by the extraordinary general meeting of our shareholders held on April 11, 2019, by a gross monthly amount of NIS 36,270, following of which the gross monthly salary is NIS 131,270 (equivalent to approximately $37,980), valid until April 11, 2020. Following the approval of the annual general meeting of our shareholders held on February 13, 2020, the monthly base salary of Mr. Gerstel will be adjusted to NIS 120,000 (equivalent to approximately $34,720), effective April 12, 2020. Mr. Gerstel also entitled to customary benefits (including those mandated by applicable law and/or generally provided to other executive officers of the Company), including managers’ insurance or pension arrangement, disability insurance, severance pay (pursuant to Section 14 of the Severance Pay Law), educational savings fund, private health insurance, indemnification, liability insurance (including for the period of seven years following termination), convalescence pay, meal plan, cellular telephone and personal computer. Mr. Gerstel is not compensated for his role as director.

Mr. Gerstel is also entitled for a target annual cash bonus of up to a maximum of twelve (12) monthly salaries, subject to performance matrix to be approved by the Company’s compensation committee and board of directors on an annual basis, while up to 25% of such annual bonus may be discretionary and not subject to measurable performance indexes. Following the approval of the annual general meeting of our shareholders held on February 13, 2020, Mr. Gerstel’s maximum annual cash bonus including for overachievement performance will be up to a maximum of eighteen (18) monthly salaries for any given calendar year. In addition, our compensation committee and the board of directors are authorized to grant Mr. Gerstel, from time to time, a special bonus in accordance with and subject to our Compensation Policy for Directors and Officers.

Upon joining the Company, Mr. Gerstel was granted with two stock option grants under the Company’s Incentive Plan: (i) option to purchase up to 387,278 ordinary shares at an exercise price per share of $4.98 (which was the approximate market price per ordinary shares on the Nasdaq Stock Market on the date of the employment agreement); and (ii) option to purchase up to 387,278 ordinary shares at an exercise price per share of $7.89 (together, the “Options”).

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

Each grant constitutes approximately 1.5% of the outstanding ordinary shares as of March 9, 2020.

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

At the extraordinary meeting of our shareholders held on April 11, 2019, Mr. Gerstel was granted with additional grant of options to purchase 150,000 Ordinary Shares, with a 3-year vesting schedule (the options will vest on a quarterly basis in equal tranches over a three-year period), commenced on January 15, 2019 (the “2019 Options”). The exercise price per share for the shares underlying the 2019 Options is as follows: (i) the first 75,000 of shares underlying the 2019 Options will be exercised at a price per share equal to $2.87, which is the weighted average closing price of our ordinary shares on Nasdaq in the last 90 days prior to the date of approval of the grant by our board of directors on February 12, 2019, as reported by the Nasdaq Stock Market (the “Base PPS”); and (ii) the remaining 75,000 of shares underlying the 2019 Options will be exercised at a price per share equal to $3.30 which is a price 15% higher than the Base PPS. The 2019 Options will be subject to the terms and conditions of the Company’s Incentive Plan, as amended and the terms of the option agreement to be issued to Mr. Gerstel pursuant to the Company’s Incentive Plan. The vesting schedule of the Option will fully accelerate in accordance of the acceleration provisions of the options previously granted to Mr. Gerstel (with change in the board event measured as of the date of the shareholders meeting).

Such grant constitutes approximately 0.6% of the outstanding ordinary shares as of March 9, 2020.

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

C.           BOARD PRACTICES

Corporate Governance Practices

We are incorporated in Israel and therefore are subject to various corporate governance practices under the Companies Law, relating to such matters as external directors (or, to the extent applicable, the provisions of the opt-out from external directors), the audit committee, the internal auditor and approvals of interested party transactions. These matters are in addition to the ongoing listing conditions of Nasdaq and other relevant provisions of U.S. securities laws. Under the Nasdaq Listing Rules, a foreign private issuer may generally follow its home country rules of corporate governance in lieu of the comparable Nasdaq requirements, except for certain matters such as composition and responsibilities of the audit committee. For further information, see “Item 16.G – Corporate Governance.”

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

As of March 9, 2020, our board of directors consists of seven directors Our directors (other than the directors who were in the position of external directors until August 2019) are elected in three staggered classes by the vote of a majority of the ordinary shares present and entitled to vote at meetings of our shareholders at which directors are elected. The members of only one staggered class will be elected at each annual meeting for a three-year term, so that the regular term of only one class of directors expires annually. Our annual meeting of shareholders is required to be held at least once during every calendar year and not more than fifteen months after the last preceding meeting. Effective as of August 2019, and our adoption of the exemption under the Israeli Companies Regulations (Reliefs for Public Companies whose Shares are Listed on a Stock Exchange Outside of Israel), 2000, or the Regulation, ur director in office who was elected and classified as external directors, Ms. Sarit Firon, is no longer classified as such under the Companies Law.  The transition rules set forth under the Regulation provide that such directors have the right to remain in office as our directors at their option after the exemption under the Regulation is adopted until the earlier of such directors’ original end of term of office or the second annual meeting of shareholders after the adoption of the exemption under the Regulation. Ms. Sarit Firon’s term of office expires in January 2020, accordingly our board of directors has re-appointed Ms. Firon with the term of office that expires as of our 2021 annual meeting of shareholders.

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

Pursuant to regulations promulgated under the Companies Law, companies with shares traded on a U.S. stock exchange, including the Nasdaq Global Select Market, may, subject to certain conditions, “opt out” from the Companies Law requirements to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of the board of directors. In accordance with these regulations, in August 2019, we elected to “opt out” from the Companies Law requirements to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of the board of directors (the “Opt-Out”).

Under these regulations, the exemptions from such Companies Law requirements will continue to be available to us so long as: (i) we do not have a “controlling shareholder” (as such term is defined under the Companies Law), (ii) our shares are traded on a U.S. stock exchange, including the Nasdaq Global Select Market, and (iii) we comply with the director independence requirements, the audit committee and the compensation committee composition requirements, under U.S. laws (including applicable Nasdaq Rules) applicable to U.S. domestic issuers.

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation committee, an investment committee and a nominating and governance committee.

Audit Committee

Our audit committee is comprised of Ms. Sarit Firon (Chairperson), Mr. Michael Vorhaus and Mr. Rami Schwartz, and operates pursuant to a written charter.

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

Companies Law Requirements

Under the Companies Law, the board of directors of a public company must establish an audit committee. The audit committee must consist of at least three directors who meet certain independence criteria. The responsibilities of the audit committee under the Companies Law include to identify and address problems in the management of the company, review and approve interested party transactions, establish whistleblower procedures and procedures for considering controlling party transactions and oversee the company’s internal audit system and the performance of the internal auditor.

Compensation Committee

Pursuant to the Companies Law, the compensation committee of a public company must be comprised of at least three directors, include all of the external directors (and also the chairman is required to be an external director), and any other members must satisfy certain independence standards under the Companies Law. Following the Opt-Out, our compensation committee is comprised of Ms. Sarit Firon (Chairperson), Mr. Rami Schwartz Ms. Joy Marcus, all of whom satisfy the respective “independence” requirements of the Companies Law, SEC and Nasdaq Listing Rules for compensation committee members. Our compensation committee meets at least once each quarter, with additional special meetings scheduled when required.

Our compensation committee is authorized to, among other things, review, approve and recommend to our board of directors base salaries, incentive bonuses, including the specific goals and amounts, stock option grants, employment agreements, and any other benefits, compensation or arrangements of our executive officers and directors. In addition, our compensation committee is required to propose for shareholder approval by a special majority, a compensation policy governing the compensation of office holders based on specified criteria, to review, from time to time, modifications to the said compensation policy and examine its implementation, and to approve the actual compensation terms of office holders prior to approval thereof by the board of directors. Our shareholders  adopted a new Compensation Policy for Directors and Officers on February 6, 2020. Our compensation committee also oversees the administration of our Incentive Plan.

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

Nominating and Governance Committee

Our nominating and governance committee is comprised of Mr. Michael Vorhaus (Chairperson), Mr. Eyal Kaplan, and Ms. Joy Marcus, and operates pursuant to a written charter. It is responsible for making recommendations to the board of directors regarding candidates for directorships and the size and composition of the board. In addition, the committee is responsible for overseeing our corporate governance guidelines and reporting and making recommendations to the board concerning corporate governance matters. Under the Companies Law, nominations for director are generally made by our board of directors but may be made by one or more of our shareholders pursuant to applicable law and our articles of association.

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

D.           EMPLOYEES

The breakdown of our employees, by department, as of the end of each of the past three fiscal years is as follows:

	December 31,
	2017	2018	2019
Cost of sales	94	76	79
Research and development	117	86	117
Selling and marketing	167	141	136
General and administration	86	60	67
Total	464	363	399

As of December 31, 2019, 149 of our employees were located in Israel, 168 of our employees were located in the United States and 82 employees were located in Europe.

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

Israeli law generally requires the payment of severance by employers upon the retirement or death of an employee or upon termination of employment by the employer or, in certain circumstances, by the employee. Substantially all of our agreements with employees in Israel contain an arrangement made in accordance with Section 14 of the Severance Pay Law, 1963 (“Section 14”), where our contributions for severance pay are paid in lieu of any severance liability. Upon termination of employment, for any reason, and subject to contribution of the employee’s entire monthly salary, and release of the policy to the employee, no additional severance payments are required to be made by us to the employee. Additionally, the related obligation and amounts deposited pursuant to such obligation are not stated on the balance sheet, as we are legally released from any obligation to employees once the deposit amounts have been paid.

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

E.           SHARE OWNERSHIP

Security Ownership of Directors and Executive Officers

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of March 9, 2020 by all of our directors and executive officers as a group and by each officer and director who beneficially owns 1% or more of our outstanding ordinary shares.

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

Except as indicated in the footnotes to this table, each officer and director in the table has sole voting and investment power for the shares shown as beneficially owned by them. Percentage ownership is based on 26,708,705 ordinary shares outstanding as of March 9, 2020 (such amount excludes 115,339 Ordinary Shares held by the Company).

Name	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Outstanding
Dror Erez (1)	1,292,755	4.84%
All directors and officers as a group (12 persons) (2)	2,527,038	9.46%

(1) Based solely upon, and qualified in its entirety with reference to, a Schedule 13G/A filed with the SEC on December 30, 2019 by Mr. Erez. Includes options to purchase 28,748 ordinary shares that are vested or will vest, within 60 days of March 9, 2020. Mr. Erez serves as a director of the Company. Other than Mr. Dror Erez, all of our directors and executive officers beneficially owned less than 1% of the Company’s shares as of such date.
(2) Includes options to purchase 1,263,031 ordinary shares, that are vested or will vest within 60 days of March 9, 2020.

Employee Benefit Plans

The Incentive Plan, our current equity incentive plan, was initially adopted in 2003, providing certain tax benefits in connection with share-based compensation under the tax laws of Israel and the United States. The term of the Incentive Plan will expire on December 9, 2022. Please also see Note 13 to our Financial Statements for information on the options issued under the Incentive Plan.

Under the Incentive Plan, as amended from time to time, we may grant to our directors, officers, employees, consultants, advisers, service providers and controlling shareholders options to purchase our ordinary shares, restricted shares and RSUs. As of December 31, 2019, a total of 4,157,793 ordinary shares were subject to the Incentive Plan. As of March 9, 2020, options to purchase a total of 5,088,885 ordinary shares were outstanding under our Incentive Plan, of which options to purchase a total of 2,080,452 ordinary shares were held by our directors and officers (12 persons) as a group. The outstanding options are exercisable at purchase prices which range from $2.25 to $11.07 per share. Any expired or cancelled options are available for reissuance under the Incentive Plan.

Our Israeli employees and directors may be granted awards under Section 102 (“Section 102”) of the Israeli Income Tax Ordinance [New Version], 1961 (the “Ordinance”), which provides them with beneficial tax treatment, and non-employees (such as service providers, consultants and advisers) and controlling shareholders may only be granted awards under section 3(i) of the Ordinance, which does not provide for similar tax benefits. In order to be eligible for tax benefits under Section 102, the securities must be issued through a trustee, and if held by the trustee for the minimum required period, the employees and directors are entitled to defer any taxable event with respect to the award until the earlier of (the “Exercise Date”) (i) the transfer of securities from the trustee to the employee or director or (ii) the sale of securities to a third party. Our board of directors has resolved to elect the “Capital Gains Route” (under Section 102) for the grant of awards to Israeli grantees under the Company's incentive plan. Based on such election, and subject to the fulfillment of the conditions of Section 102, under the Capital Gains Route, gains realized from the sale of shares issued pursuant to the Incentive Plan will generally be taxed at the capital gain tax rate of 25%, provided the trustee holds the securities for 24 months following the date of grant of the award. To the extent the conditions of Section 102 are not met, tax will be payable at the Exercise Date at the marginal income tax rate applicable to the employee or director (47% in 2019 and additional National Security contributions). In addition, in certain circumstances, an excess tax of 3% will be imposed as well. We are not entitled to deduct for Israeli tax purposes the expenses recorded with respect to grant of awards on the “Capital Gains Route.” However, in case the employee has an ordinary income component under section 102(b)(3) of the Ordinance, that component is deductible by the company for tax purposes. The voting rights of any shares held by the trustee under Section 102 remain with the trustee.

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

See “Item 6.B Compensation” for a description of awards granted under the Incentive Plan to our directors and officers in 2019.

ITEM 7.          MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.            SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our shares as of March 9, 2020, by each person or entity known by us to beneficially own 5% or more of our outstanding Ordinary Shares.

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

For the purpose of calculating the percentage of shares beneficially owned by any shareholder, this table lists the applicable percentage ownership based on 26,708,705 Ordinary Shares issued and outstanding as of March 9, 2020 (such amount excludes 115,339 Ordinary Shares held by the Company).

Except as indicated in the footnotes to this table, to our knowledge, each shareholder in the table have voting and investment power for the shares shown as beneficially owned by such shareholder, except to the extent the power is shared by spouses under community property law. Our major shareholders do not have different voting rights than our other shareholders.

Name of Beneficial Owner	Shares Beneficially Owned
	Number	Percentage

Benchmark Israel II, L.P.(1)	3,096,296	11.59%
Zack and Orli Rinat(2)	2,161,449	8.09%
Renaissance Technologies LLC(3)	1,818,025	6.81%
EA2K Ltd.(4)	1,800,000	6.74%

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

(3)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13G filed with the SEC on February 12, 2020, by Renaissance Technologies LLC (“RTC”) and Renaissance Technologies Holdings Corporation (“RTHC”). RTHC owns the majority of the membership interests of RTC. As the holder of the majority of the membership interests of RTC, RTHC has shared voting or dispositive power over the 1,818,025 Ordinary Shares held by RTC. The address of each of RTC and RTHCS is 800 Third Avenue New York, New York 10022.

(4)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13G/A filed with the SEC on January 30, 2019, by EA2K Ltd. (“EA2K”). Baruch Erlich controls EA2K, and by reason of such control may be deemed to have shared power to vote and dispose of the 1,800,000 Ordinary Shares directly held by EA2K. The Address of each of EA2K and Baruch Erlich is 12 Mevo Habustan St. Har Adar 90836, Israel.

To our knowledge, the significant changes in the percentage of ownership held by our major shareholders during the past three years preceding the date of this annual report on Form 20-F have been: (i) the increase in the percentage of ownership held by Renaissance Technologies LLC and Renaissance Technologies Holdings Corporation above 5% in 2019 (ii) the decrease in the percentage of ownership held by Dror Erez below the 5% during the year 2019; (iii) the decrease in the percentage of ownership held by Ronen Shilo below the 5% during the year 2019; (iv) the decrease in the percentage of ownership held by J.P. Morgan Investment Management Inc., Digital Growth Fund L.P. and Project Condor LLC below the 5% during the year 2019.

To our knowledge, as of March 9, 2020, we had 10 shareholders of record of which 9 (excluding the Depository Trust Company) were registered with addresses in the United States. These U.S. holders were, as of such date, the holders of record of approximately 0.3% of our outstanding shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees.

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

Legal Proceedings

On November 7, 2012, we entered into a Share Purchase Agreement with SweetIM Ltd., SweetIM Technologies Ltd., the shareholders of SweetIM and Nadav Goshen, as Shareholders’ Agent, according to which we purchased 100% of the issued and outstanding shares of SweetIM Ltd. Under the terms of the Share Purchase Agreement, among other things, a third payment of up to $7.5 million in cash was due in May 2014, if certain milestones were met. The milestones are based on our revenues in the fiscal year of 2013 and the absence of certain changes in the industry in which we operate. We believe that that the terms of the Share Purchase Agreement require us to pay only $2.5 million with respect to the contingent payment, which we have paid. However, the Shareholders’ Agent has demanded payment of an additional $5.0 million. We believe that the claim is without merit and we are defending against it vigorously. Until this dispute is resolved, we will maintain the $5.0 million liability in our financial statements that we recorded at the time that we entered into the Share Purchase Agreement. In April 2015, pursuant to the Share Purchase Agreement, an arbitration process with respect to this claim was commenced in Israel. Based on the August 2018 ruling of the arbitrator, the remaining balance of the Contingent Payment was paid to SweetIM's shareholders in 3 equal installments, the last of which was paid during January 2019.

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

ITEM 10.       ADDITIONAL INFORMATION

A.           SHARE CAPITAL

Not applicable

B.            MEMORANDUM AND ARTICLES OF ASSOCIATION

A copy of our amended and restated articles of association is attached as Exhibit 1.1 to this annual report on Form 20-F. The information called for by this Item is set forth in Exhibit 2.1 to this annual report on Form 20-F and is incorporated by reference into this annual report on Form 20-F.

C.           MATERIAL CONTRACTS

Acquisition of Content IQ

On January 14, 2020, we entered into and consummated an agreement for the acquisition of all the shares of content IQ, a privately held company founded in 2014, based in New York City with offices in Tel Aviv, and 51 employees. Content IQ has created data algorithm and analytics tools that deconstruct content, revenue and distribution to solve digital publishing challenges. The acquisition was made for a total consideration of $73.05 million, of which $15 million in cash was paid upon closing, with an additional maximum $11 million will be paid as a retention incentive. As part of the total consideration, there is a maximum of $47.05 million in earn-outs over a period of two years. The earn-outs are tied to revenue and EBITDA-based metrics that would be paid in full if Content IQ generates $158 million in revenues and more than $17 million of EBITDA in aggregate, over the next two years. The agreement also contains customary representations, warranties, covenants and indemnification provisions.

Search Services Agreement with Microsoft

In October 2017, we entered into a renewed agreement with Microsoft Ireland Operations Limited effective as of January 1, 2018 until December 31, 2020 which includes desktop and tablet distribution with limited exclusivity in the United States, as well as mobile distribution.

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

Principal on the loan is payable in twelve equal quarterly instalments since March 2019. Interest on the loan at the rate of three-month LIBOR plus 5.7% per annum is payable quarterly. The credit facility is scheduled to mature in December 2021.

The credit facility is secured by liens on the assets ClientConnect of and Undertone and is guaranteed by Perion and Undertone. Each such guarantee is limited in amount to $33 million. Financial covenants for the loan facility are tested at the level of Perion on a consolidated basis.

The major financial covenants under the Bank Mizrahi credit facility are as follows:

•	shareholders’ equity of at least $80 million at the end of each quarter;

•	ratio of net financial indebtedness to twelve-month EBITDA of not more than 2.25 at the end of each quarter; and

•	maintenance at all times of cash and cash equivalents in an amount equal to the lesser of (i) $10 million and (ii) the amount of the following payment of principal and interest.

As of December 31, 2019, the balance of the loan was $16.7 million out of which $8.3 million was classified as long-term debt and $8.3 million as current maturities.

As of December 31, 2019, we were in compliance with all of the foregoing covenants.

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

General Corporate Tax Structure in Israel

Taxable income of Israeli companies is generally subject to corporate tax at the rate of 23% for the 2019 tax year. Under an amendment to the Israeli Income Tax Ordinance, the corporate tax rate was decreased to 23% for 2018 and thereafter. However, the effective tax rate payable by a company that derives income from a Preferred Enterprise (as further discussed below) may be considerably lower.

Under Israeli tax legislation, a corporation is considered as an “Israeli resident company” under the Ordinance if it meets one of the following: (i) it was incorporated in Israel; or (ii) the control and management of its business are exercised in Israel.

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

The Israeli parliament enacted a reform to the Investment Law, effective January 2011 (the “2011 Amendment”). The reform introduced new benefits instead of the benefits granted in accordance with the provisions of the Investment Law in effect prior to the 2011 Amendment. However, companies entitled to benefits under the Investment Law in effect up to January 1, 2011, which were referred to as an Approved Enterprise and Benefited Enterprise, were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead, irrevocably, to forego such benefits and elect the benefits of the 2011 Amendment. The 2017 Amendment introduces new benefits for Technological Enterprises, alongside the existing tax benefits. According to the 2011 Amendment, a flat rate tax applies to companies eligible for the “Preferred Enterprise” status. In order to be eligible for Preferred Enterprise status, a company must meet minimum requirements to establish that it contributes to the country’s economic growth and is a competitive factor for the Gross Domestic Product (a competitive enterprise).

We elected “Preferred Enterprise” status commencing in 2011. We believe that our Israeli subsidiary qualified as a “Preferred Technological Enterprise” in 2017, 2018 and 2019 and was subject to a lower tax rate of 12% according to Amendment 73 to the Law, as described below.

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

A dividend distribution from a Preferred Enterprise out of the “Preferred Income” would be subject to 20% withholding tax for Israeli-resident individuals and non-Israeli residents (or a reduced rate under an applicable double tax treaty subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate). Dividend distributions out of “Preferred Income” to an Israeli company, are not subject to withholding tax.

A dividend distribution from income derived from Approved or Beneficiary Enterprise are subject, under certain conditions, to withholding at the rate of 15%. Nonetheless, a company that elected to waive its Beneficiary Enterprise or Approved Enterprise status, which relate to tax incentive programs afforded under the Investment Law prior to the 2011 Amendment, through June 30, 2015, will be entitled to distribute income generated by the Approved/Beneficiary Enterprise to its Israeli corporate shareholders exempt from withholding tax. A dividend distribution out of income attributed to its Beneficiary Enterprise or Approved Enterprise during the tax Exemption Period, will be subject to corporate tax in respect of the amount of the dividend distributed (grossed-up to reflect the pre-tax income that it would have had to earn in order to distribute the dividend) at the corporate tax rate which would have otherwise been applicable.

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

New Tax benefits under Amendment 73 that became effective on January 1, 2017.

Amendment 73 was enacted as part of the Economic Efficiency Law that was published on December 29, 2016, and was pending the publication of regulations, in May 2017 regulations were promulgated by the Finance Ministry to implement the "Nexus Principles" based on OECD guidelines published as part of the Base Erosion and Profit Shifting (BEPS) project. Following the publication of the regulations the 2017 Amendment became fully effective. Amendment 73 provides new tax benefits for two types of “Technology Enterprises”, as described below, and is in addition to the other existing tax beneficial programs under the Investment Law.

Amendment 73 applies to “Preferred Technology Enterprise” that meet certain condition, including all of the following:

•
A company's average R&D expenses in the three years prior to the current tax year must be greater than or equal to 7% of its total revenue or exceed NIS 75 million (approximately $21 million) per year; and

•
A company must also satisfy one of the following conditions: (1) at least 20% of the workforce (or at least 200 employees) are employed in R&D; (2) a venture capital investment of an amount approximately equivalent to at least $2 million was previously made in the company; or (3) growth in sales or workforce by an average of 25% over the three years preceding the tax year.

A "Special Preferred Technological Enterprise" is an enterprise that meets conditions one and two above, and in addition is a part of a group of companies that have total annual consolidated revenues above NIS 10 billion (approximately $2.8 billion).

A “Preferred Technology Enterprise” satisfying the required conditions will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technology Income,” as defined in the Investment Law. The tax rate is further reduced to 7.5% for a Preferred Technology Enterprise located in development zone A. In addition, a Preferred Technology Enterprise will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million, and the sale receives prior approval from the National Authority for Technological Innovation (previously known as the Israeli Office of the Chief Scientist), to which we refer as IIA.

A “Special Preferred Technology Enterprise” satisfying the required conditions, will thereby enjoy a reduced corporate tax rate of 6% on “Preferred Technology Income” regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technology Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefitted Intangible Assets” to a related foreign company if the Benefitted Intangible Assets were either developed by the Special Preferred Technology Enterprise or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from NATI. A Special Preferred Technology Enterprise that acquires Benefitted Intangible Assets from a foreign company for more than NIS 500 million will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

Dividends distributed by a Preferred Technology Enterprise or a Special Preferred Technology Enterprise, paid out of Preferred Technology Income, are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld. If more than 90% of the Preferred Technology Enterprise or Special Preferred Technology Enterprise are held by foreign shareholders and other conditions are met, such dividends, distributed to a foreign company,  will be subject to a 4% withholding tax rate (or a lower rate under a tax treaty, if applicable, subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate).

We believe that our Israeli subsidiary qualifies as a “Preferred Technological Enterprise” in 2017, 2018 and 2019 and was subject to a lower tax rate of 12% according to Amendment 73 to the Law, as described above.

Law for the Encouragement of Industry (Taxes), 1969

We believe that we currently qualify as an “Industrial Company” within the meaning of the Law for the Encouragement of Industry (Taxes), 1969, or the Industry Encouragement Law. The Industry Encouragement Law defines “Industrial Company” as a company resident of Israel which was incorporated in Israel, of which 90% or more of its income in any tax year, other than of income from defense loans, , is derived from an “Industrial Enterprise” owned by it and located in Israel or in the “Area”, in accordance with the definition in section 3a of the Ordinance. An “Industrial Enterprise” is defined as an enterprise whose major activity in a given tax year is industrial production.

The following corporate tax benefits, among others, are available to Industrial Companies:

•	Amortization of the cost of purchased know-how, patents, and right to use patent or know how, which are used for the development or promotion of the Industrial Enterprise, over an eight-year period;

•	Accelerated depreciation rates on equipment and buildings;

•	Under specified conditions, an election to file consolidated tax returns with additional related Israeli Industrial Companies; and

•	Deduction of expenses related to a public offering in equal amounts over three years.

Eligibility for the benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. We cannot assure that we qualify or will continue to qualify as an “Industrial Company” or that the benefits described above will be available in the future.

Transfer Pricing

In accordance with Section 85A of the Ordinance and the regulations promulgated under it, an international transaction (where at least one party is a non-Israeli or the income from such transaction, in whole or in part, is taxable income abroad as well as in Israel) of which the parties are related (including relations between a person and their relative, and also control of one party to the transaction over the other, control of one person over the parties to the transaction, whether direct or indirect, alone or together with another), and due to this relationship the price set for an asset, right, service or credit was determined or other conditions for the transaction were set such that a smaller profit was realized rather than what would have been realized, if the price or the conditions had been set between parties that are not related (the "Market Terms"), then such transaction shall be reported in accordance with the Market Terms. The assessment of whether a transaction falls under the aforementioned definition shall be implemented in accordance with one of the procedures mentioned in the regulations and is based, among others, on comparisons of characteristics which portray similar transactions in ordinary market conditions, such as profit, the area of activity, nature of the asset, the contractual conditions of the transaction and according to additional terms and conditions specified in the regulations.

Taxation of our Shareholders

Taxation on Dividends to Israeli Resident Shareholders. Dividends paid to Israeli individuals, from income, which is not attributed to a Preferred Enterprise, are generally subject to 25% withholding tax. However, with respect to an Israeli individual who is a “Substantial Shareholder” (which is someone who alone, or together with another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% in one or all of any of the means of control in the corporation) at the time of receiving the dividend or on any date in the preceding 12 months, the applicable withholding tax rate is 30%.

Dividends distributed to Israeli individuals from taxable income attributed to Preferred Enterprise are subject to withholding tax at the rate of 20%. If the dividend is attributable partly to income derived from a Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income.

Israeli resident corporations are generally exempt from Israeli corporate tax for dividends paid on shares of Israeli resident corporations provided the income from which such dividend is distributed was derived or accrued within Israel.

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

Israeli corporations are generally subject to the corporate tax rate (23% in 2019) on capital gains derived from the sale of shares.

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders.

Israeli capital gain tax is imposed on the disposal of capital assets by a non-Israeli resident if those assets are either (i) located in Israel; (ii) are shares or a right to a share in an Israeli resident corporation, or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise.

Shareholders that are not Israeli residents may be exempt from Israeli capital gains tax on  gains derived from the sale, exchange or disposition of our ordinary shares that are listed for trading on a non-Israel stock exchange, to the extent that the following cumulative conditions are met: (i) the shares were purchased upon or after the registration of the securities on the stock exchange, (ii) the seller does not have a permanent establishment in Israel to which the derived capital gain is attributed, and (iii) the capital gains are neither subject to section 101 of the Ordinance, nor to the Israeli Income Tax Law (Inflationary Adjustments) 5745-1985.

Shareholders that are not Israeli residents may be exempt from Israeli capital gains tax on gains derived from the sale, exchange or disposition of our ordinary shares that are listed for trading on TASE if the capital gain is not in their permanent enterprise in Israel; if the day of acquisition of the share was before the day on which it was listed for trading on an exchange, and if – had it been sold before the said listing – the non-Israeli resident would not have been entitled to an exemption in respect to shares in a private company, then the part of the capital gain that would have accrued if the share had been sold on the day before it was listed for trading on the exchange and not more than the amount of the capital gain on the day on which the share was sold shall be charged tax at the rate under the Ordinance, on condition that its value on the day of its listing was greater than its value on the day of its acquisition and that the consideration on the day of its sale was greater than its value on the day of its acquisition.

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

Additionally, a sale of shares may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty (subject to the receipt in advance of a valid certificate from the ITA). For example, Under the U.S.-Israel Tax Treaty, the sale, exchange or disposition of our ordinary shares by a shareholder who is a U.S. resident (for purposes of the U.S.-Israel Tax Treaty) holding the ordinary shares as a capital asset is exempt from Israeli capital gains tax unless either (i) the shareholder holds, directly or indirectly, shares representing 10% or more of the voting power of the company during any part of the 12‑month period preceding such sale, exchange or disposition, or (ii) the capital gains arising from such sale are attributable to a permanent establishment of the shareholder located in Israel, or (iii) the seller, if an individual, has been present in Israel for 183 days or more than (in the aggregate), during the taxable year.

Upon the purchase of securities, the stockbrokers who effected the transaction or the financial institution holding the traded securities through which payment to the seller is made are obligated to withhold Israeli tax at source from such payment. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale. Specifically, in transactions involving a sale of all of the shares of an Israeli resident company, in the form of a merger or otherwise, the ITA may require from shareholders who are not liable for Israeli tax to sign declarations in forms specified by this authority or obtain a specific exemption from the ITA to confirm their status as non-Israeli resident.

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

Excess Tax. Individuals who are subject to tax in Israel, whether as an Israeli resident or a non-Israeli resident, are also subject to an additional tax at a rate of 3% on annual taxable income exceeding 640,000 in 2017,NIS 641,880 in 2018 and NIS 649,560 in 2019, which amount is linked to the Israeli consumer price index, including, but not limited to, dividends, interest and capital gain.

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

Based on our income, assets, activities and market capitalization, we do not believe that we were a PFIC for the taxable year ended December 31, 2019 for U.S. federal income tax purposes. Our belief that we were not a PFIC for the 2019 taxable year is based on our estimate of the fair market value of our assets, including our intangible assets and goodwill, which are reflected in our financial statements under U.S. GAAP. In calculating the value of our assets, we value our total assets, in part, based on our total market capitalization. We believe this valuation approach is reasonable. However, there can be no assurances that the IRS could not successfully challenge our valuations or methods, which could result in our classification as a PFIC. While we intend to manage our business so as to avoid PFIC status, to the extent consistent with our other business goals, we cannot predict whether our business plans will allow us to avoid PFIC status or whether our business plans will change in a manner that affects our PFIC status determination. In addition, because the market price of our ordinary shares is likely to fluctuate and because that market price may affect the determination of whether we will be considered a PFIC, we cannot be certain that we will not be a PFIC in 2020 or become a PFIC in any other future taxable year.

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

ITEM 11.        QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Exchange Rate Risk. A portion of our revenues and expenses are denominated in foreign currencies. As a result, numerous balances are denominated or linked to these currencies. Foreign currency related fluctuations resulted in $0.2 million net gains in 2017, $1.0 million net gains in 2018 and $1.0 million net losses in 2019, respectively. These gains are included in financial expenses, net, as presented in our statements of income.

As of December 31, 2019, balance sheet financial items in U.S. dollars, our functional currency, and those currencies other than the U.S. dollars were as follows:

	U.S. dollars	NIS	Other Currencies	Total
	In thousands of U.S. dollars
Current assets	110,070	1,247	3,790	115,107
Long-term assets	5,551	366	962	6,879
Current liabilities	(74,435)	(1,594)	(3,091)	(79,120)
Long-term liabilities	(20,946)	(9,324)	(5,016)	(35,286)
Total	20,240	(9,305)	(3,355)	7,580

The fair value of the outstanding derivative instruments and the notional amount of the designed and not designed as hedging as of December 31, 2019 were as follows:

	Notional Amount	Fair Value
	In thousands of U.S. dollars
Forward contracts to hedge payroll expenses	3,918	73

In addition, in territories where our prices are based on local currencies, fluctuations in the dollar exchange rate could affect our gross profit margin. We may compensate for such fluctuations by changing product prices accordingly. We also hold a small part of our financial investments in other currencies, mainly NIS and Euro. The dollar value of those investments may decline. A revaluation of 1% of the foreign currencies (i.e. other than U.S. dollar) would not have a material effect on our income before taxes possibly reducing it by $0.2 million.

A significant portion of our costs, including salaries and office expenses are incurred in NIS. Inflation in Israel may have the effect of increasing the U.S. dollar cost of our operations in Israel. If the U.S. dollar declines in value in relation to the New Israeli Shekel, it will become more expensive for us to fund our operations in Israel. A revaluation of 1% of the New Israeli Shekel will affect our income before tax by approximately 1%. The exchange rate of the U.S. dollar to the New Israeli Shekel, based on exchange rates published by the Bank of Israel, was as follows:

	Year Ended December 31,
	2017	2018	2019
Average rate for period	3.599	3.597	3.564
Rate at year-end	3.467	3.748	3.456

ITEM 12.       DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

(a)	Disclosure controls and procedures

Our interim chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures as of December 31, 2019, have concluded that, as of such date, our disclosure controls and procedures were effective and ensured that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our interim chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

(b)	Management annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting and has assessed the effectiveness of our internal control over financial reporting as of December 31, 2019. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control – Integrated Framework” (2013 framework). Our management has concluded, based on its assessment, that our internal control over financial reporting was effective as of December 31, 2019.

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

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics (which was amended in February 2017) applicable to all of our directors, officers and employees as required by the Nasdaq Listing Rules, which also complies with the definition of a “code of ethics” set out in Section 406(c) of the Sarbanes-Oxley Act of 2002. A copy of the code of ethics can be found on our website at: http://www.perion.com/governance-documents. We granted no waivers under our code of business conduct and ethics in 2019.

ITEM 16C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees for the professional services rendered by our independent accountants Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, for each of the last two fiscal years were as follows (in thousands):

	2018	2019
Audit Fees	$480	$610
Tax Fees	35	240
Audit Related fees	18	187

Total	$533	$1,037

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

Audit-related fees principally include assistance with audit services and consultations.

Our audit committee provides assistance to our board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by pre-approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal control over financial reporting. Our audit committee also oversees the audit efforts of our independent accountants and takes those actions that it deems necessary to satisfy itself that the accountants are independent of management. Our audit committee has authorized all auditing and non-auditing services provided by our independent accountants during 2018 and 2019 and the fees paid for such services.

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

AS OF DECEMBER 31, 2019

IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of directors of Perion Network Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Perion Network Ltd. and subsidiaries ("the Company") as of December 31, 2019 and 2018, the related consolidated statements of income (loss), comprehensive income (loss), changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 16, 2020 expressed an unqualified opinion thereon.

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
March 16, 2020

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Perion Network Ltd.

Opinion on Internal Control over Financial Reporting

We have audited Perion Network Ltd. and subsidiaries' ("the Company") internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2019 and 2018, the related consolidated statements of income (loss), comprehensive income (loss), changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes, and our report dated March 16, 2020 expressed an unqualified opinion thereon.

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
March 16, 2020

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

	December 31,
	2019	2018
Assets
Current Assets:
Cash and cash equivalents	$38,389	$39,109
Restricted cash	1,216	1,694
Short-term bank deposits	23,234	4,000
Accounts receivable (net of allowance for doubtful debt of $417 and $607 at December 31, 2019 and 2018, respectively)	49,098	55,557
Prepaid expenses and other current assets	3,170	3,533
Total Current Assets	115,107	103,893

Property and equipment, net	10,918	15,649
Operating lease right-of-use assets	22,429	-
Intangible assets, net	2,635	6,496
Goodwill	125,809	125,051
Deferred taxes	6,171	4,414
Other assets	708	943
Total Assets	$283,777	$256,446

Liabilities and Shareholders' Equity
Current Liabilities:
Accounts payable	$47,681	$38,208
Accrued expenses and other liabilities	18,414	17,240
Short-term operating lease liability	3,667	-
Short-term loans and current maturities of long-term and convertible debt	8,333	16,059
Deferred revenues	4,188	3,794
Short-term payment obligation related to acquisitions	1,025	1,813
Total Current Liabilities	83,308	77,114
Long-Term Liabilities:
Long-term debt, net of current maturities	8,333	16,667
Convertible debt, net of current maturities	-	7,726
Long-term operating lease liability	20,363	-
Other long-term liabilities	6,591	6,158
Total Liabilities	118,595	107,665
Commitments and Contingencies
Shareholders' Equity:

Ordinary shares of ILS 0.03 par value - Authorized: 43,333,333 shares at December 31, 2019 and 2018; Issued: 26,357,798 and 25,965,527 shares at December 31, 2019 and 2018, respectively; Outstanding: 26,242,459 and 25,850,188 shares at December 31, 2019 and 2018, respectively	213	211
Additional paid-in capital	243,211	239,693
Treasury shares at cost (115,339 shares at December 31, 2019 and 2018)	(1,002)	(1,002)
Accumulated other comprehensive income	130	142
Accumulated deficit	(77,370)	(90,263)
Total Shareholders' Equity	165,182	148,781
Total Liabilities and Shareholders' Equity	$283,777	$256,446

The accompanying notes are an integral part of the consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2019	2018	2017
Revenues:
Advertising	$87,863	$125,977	$134,481
Search and other	173,587	126,868	139,505
Total Revenues	261,450	252,845	273,986

Costs and Expenses:
Cost of revenues	25,520	23,757	24,659
Customer acquisition costs and media buy	135,891	128,351	130,885
Research and development	22,585	18,884	17,189
Selling and marketing	34,736	38,918	52,742
General and administrative	14,999	16,450	21,911
Depreciation and amortization	9,711	9,719	16,591
Impairment, loss of goodwill and intangibles	-	-	85,667
Restructuring charges	-	2,075	-
Total Costs and Expenses	243,442	238,154	349,644

Income (Loss) from Operations	18,008	14,691	(75,658)
Financial expenses, net	3,470	3,794	5,922

Income (Loss) before Taxes on Income	14,538	10,897	(81,580)
Taxes on income (benefit)	1,645	2,776	(8,826)

Net Income (Loss)	$12,893	$8,121	$(72,754)

Net Earnings (Loss) per Share - Basic:	$0.50	$0.31	$(2.81)

Net Earnings (Loss) per Share – Diluted:	$0.49	$0.31	$(2.81)

Weighted average number of shares – Basic:	25,965,357	25,850,067	25,849,724

Weighted average number of shares – Diluted:	26,357,585	25,855,225	25,849,724

The accompanying notes are an integral part of the consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

U.S. dollars in thousands

	Year ended December 31,
	2019	2018	2017

Net income (loss)	$12,893	$8,121	$(72,754)

Other comprehensive income (loss):
Change in foreign currency translation adjustment	(185)	(167)	717
Cash Flow Hedge:
Unrealized gain (loss) from cash flow hedges	445	(429)	605
Less: reclassification adjustment for net gain (loss) included in net income (loss)	(272)	206	(525)
Net change	173	(223)	80

Other comprehensive income (loss)	(12)	(390)	797

Comprehensive income (loss)	$12,881	$7,731	$(71,957)

The accompanying notes are an integral part of the consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

	Common shares			Additional paid-in capital		Accumulated Other Comprehensive income (loss)	Retained earnings (Accumulated deficit)	Treasury shares	Total shareholders’ equity
	Number of Shares	$		$		$	$	$	$

Balance as of December 31, 2016	25,741,021	210		234,831		(265)	(25,630)	(1,002)	208,144

Share-based compensation	-	-		2,144		-	-	-	2,144
Exercise of share options and vesting of restricted share units	109,000	1		-		-	-	-	1
Other comprehensive income	-	-		-		797	-	-	797
Net loss	-	-		-		-	(72,754)	-	(72,754)

Balance as of December 31, 2017	25,850,021	211		236,975		532	(98,384)	(1,002)	138,332

Share-based compensation	-	-		2,718		-	-	-	2,718
Exercise of share options and vesting of restricted share units	167	*	)	*	)	-	-	-	* )
Other comprehensive loss	-	-		-		(390)	-	-	(390)
Net income	-	-		-		-	8,121	-	8,121

Balance as of December 31, 2018	25,850,188	211		239,693		142	(90,263)	(1,002)	148,781

Share-based compensation	-	-		2,293		-	-	-	2,293
Exercise of share options and vesting of restricted share units	392,271	2		1,225		-	-	-	1,227
Other comprehensive loss	-	-		-		(12)	-	-	(12)
Net income	-	-		-		-	12,893	-	12,893

Balance as of December 31, 2019	26,242,459	213		243,211		130	(77,370)	(1,002)	165,182

The accompanying notes are an integral part of the consolidated financial statements.

*) Less than $1

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2019	2018	2017
Operating activities:
Net income (loss)	$12,893	$8,121	$(72,754)
	12,893	8,121	(72,754)

Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	9,711	9,719	16,591
Impairment of intangible assets and goodwill	-	-	85,667
Restructuring costs related to impairment of property and equipment	-	462	-
Share-based compensation expense	2,293	2,718	2,112
Foreign currency translation	(86)	3	83
Accretion of payment obligation related to acquisition	-	-	43
Accrued interest, net	(204)	1,005	475
Deferred taxes, net	(1,756)	335	(8,877)
Accrued severance pay, net	96	(783)	801
Change in payment obligation related to acquisitions	1,025	-	-
Fair value revaluation - convertible debt	600	(1,585)	3,785
Net changes in operating assets and liabilities:
Accounts receivable, net	6,416	7,423	8,888
Prepaid expenses and other current assets	646	9,451	(3,241)
Operating lease right-of-use assets	3,119	-	-
Operating lease liabilities	(1,518)	-	-
Accounts payable	9,459	(1,066)	1,106
Accrued expenses and other liabilities	1,653	(1,524)	1,429
Deferred revenues	394	(1,478)	(95)
Net cash provided by operating activities	$44,741	$32,801	$36,013

Investing activities:
Purchases of property and equipment	$(1,209)	$(2,038)	$(1,606)
Proceeds from sale of property and equipment	492	59	10
Capitalization of development costs	-	(1,756)	(5,756)
Short-term deposits, net	(19,234)	1,913	2,501
Cash paid in connection with acquisitions, net of cash acquired	(1,200)	-	-
Net cash used in investing activities	$(21,151)	$(1,822)	$(4,851)

Financing activities:
Exercise of share options and restricted share units	$1,227	$-	$1
Payments made in connection with acquisition	(1,813)	(3,333)	(2,551)
Proceeds from long-term loans	-	25,000	5,000
Repayment of short-term loans	-	-	(7,000)
Repayment of convertible debt	(15,850)	(8,167)	(7,901)
Repayment of long-term loans	(8,332)	(36,509)	(11,389)
Net cash used in financing activities	$(24,768)	$(23,009)	$(23,840)

Effect of exchange rate changes on cash and cash equivalents	(20)	78	287

Net increase (decrease) in cash and cash equivalents and restricted cash	$(1,198)	$8,048	$7,609
Cash and cash equivalents and restricted cash at beginning of year	40,803	32,755	25,146
Cash and cash equivalents and restricted cash at end of year	$39,605	$40,803	$32,755

The accompanying notes are an integral part of the consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31
	2019	2018	2017
Reconciliation of cash, cash equivalents, and restricted cash to the consolidated balance sheet

Cash and cash equivalents	$38,389	$39,109	$31,567
Restricted cash included in Long-term interest-bearing bank deposits	1,216	1,694	1,188
Total cash, cash equivalents, and restricted cash	$39,605	$40,803	$32,755

Supplemental Disclosure of Cash Flow Activities:

Cash paid during the year for:
Income taxes	$4,007	$1,256	$2,702
Interest	$2,320	$3,567	$4,619

Non-cash investing and financing activities:
Share-based compensation capitalized as part of capitalization of software development costs	$-	$-	$31
Creation of operating lease right-of-use assets	$25,537	$-	$-
Purchase of property and equipment on credit	$15	$1	$-

The accompanying notes are an integral part of the consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:          GENERAL

Perion Network Ltd. ("Perion") and its wholly-owned subsidiaries (collectively referred to as the "Company"), is a global technology company that provides agencies, brands and publishers with innovative solutions that cover the three main pillars of digital advertising. From its data-driven Synchronized Digital Branding platform and high-impact ad formats in the display domain, to its powerful advertising cloud platform, to its branded search network.

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

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

Cash and cash equivalents and short-term deposits

The Company considers all short-term, highly liquid and unrestricted cash balances, with stated maturities of three months or less from date of purchase, as cash equivalents. Short-term deposits are bank deposits with maturities of more than three months but less than one year. The short-term deposits as of December 31, 2019 and 2018 are denominated primarily in USD and bear interest at an average annual rate of 2.16% and 3.00%, respectively.

Restricted cash

Restricted cash is comprised primarily of security deposits that are held to secure the Company’s hedging activity, lease obligations and certain letters of credit associated with lease obligations. Restricted cash in the amount of $1,216 and $1,694, as of December 31, 2019 and 2018, respectively, are included under prepaid expenses and other current assets.

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

Leases

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, other current liabilities and operating lease liabilities in the Company’s consolidated balance sheets. Finance leases are included in property, plant and equipment, net, other current liabilities, and other long-term liabilities in the Company’s consolidated balance sheets.

ROU assets represent the right to use an underlying asset for the lease term and lease liabilities obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

The Company uses incremental borrowing rates based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. Lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expenses for lease payments are recognized on a straight-line basis over the lease term.

Impairment of long-lived assets, Right-of-use assets and intangible assets subject to amortization

The Company’s long-lived assets (assets group) to be held or used, including property and equipment, right of use assets and intangible assets subject to amortization are reviewed for impairment in accordance with ASC 360, "Accounting for the Impairment or Disposal of Long-Lived Assets", whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. The recoverability of these assets is measured by comparing the carrying amounts to the future undiscounted cash flows the assets are expected to generate. If property and equipment and intangible assets are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the asset exceeds its fair market value.

In determining the fair values of long-lived assets for the purpose of measuring impairment, the Company's assumptions include those that market participants will consider in valuations of similar assets.

Goodwill and intangible assets

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

Based on the goodwill assessment for the Advertising reporting unit in 2017, the Company determined that the carrying amount of the Advertising reporting unit exceeds its fair value and recorded an impairment charge of $65,686 to its Goodwill.  No such impairment charges were recorded in 2018 and in 2019.

In 2017, the Company recorded impairment charges of $19,981, with respect to intangible assets subject to amortization. No such impairment charges were recorded in 2018 and 2019.

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

For more disaggregated information of revenues refer to Note 19.

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

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

Remaining performance obligations (RPOs) represent amounts collected on contracted revenues that have not yet been recognized. As of December 31, 2019, the aggregate amount of the RPOs was $4,188. The Company expects the RPO to be recognized as revenues within the next twelve months.

Contract balances are presented separately on the consolidated balance sheets as either Accounts receivable or Deferred revenues. The Company does not have contract assets.

Accounts receivable includes amounts billed and currently due from customers.

Deferred revenues are recorded when payments are received from customers in advance of the Company's rendering of services.

Revenues recognized during 2019 from amounts included within the Deferred revenues balance at the beginning of the period amounted to $3,794.

Cost of revenues

Cost of revenues consists primarily of expenses associated with the operation of the Company’s data centers, labor, energy and bandwidth costs, as well as content acquisition costs, and customer support. The direct cost relating to search revenues is immaterial.

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

Capitalized software development costs, net of accumulated amortization, of $4,448 and $8,212 are included in property and equipment in the consolidated balance sheets as of December 31, 2019 and 2018, respectively (see Note 5).

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

Severance expenses for the years ended December 31, 2019, 2018 and 2017 amounted to $1,270, $1,230 and $2,039, respectively. The balances of severance deposits and accrued severance pay are immaterial and included in other assets and other long-term liabilities on the accompanying balance sheets, respectively.

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

Total employer 401(k) contributions for the years ended December 31, 2019, 2018 and 2017 were $2,119, $2,305 and $2,765, respectively.

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

The weighted average number of ordinary shares related to the outstanding options, restricted shares, convertible debt and warrants excluded from the calculations of diluted net earnings per ordinary share, as these securities are anti-dilutive, was 4,087,559, 4,725,618 and 5,408,206 for the years ended December 31, 2019, 2018 and 2017, respectively.

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

The Company’s major customers are financially sound, and the Company believes low credit risk is associated with these customers. To date, the Company has not experienced any material bad debt losses. Total expenses for doubtful debts during 2019, 2018 and 2017 amounted to $78, $180 and $230, respectively.

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

The following table presents the various assumptions used to estimate the fair value of the Company's share-based awards granted to employees and directors in the periods presented:

	Year ended December 31
	2019	2018	2017

Risk-free interest rate	0.70% - 2.90%	1.50% - 3.00%	0.81% - 2.08%
Expected volatility	43% - 55%	48% - 57%	52% - 56%
Early exercise factor	110% - 230%	150% - 200%	150% - 200%
Forfeiture rate post vesting	0% - 34%	0% - 34%	0% - 23%
Dividend yield	0%	0%	0%

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

Additionally, in order to mitigate the potential adverse impact of the fluctuations in the ILS-USD exchange rate in connection with the convertible debt (see Note 10), the Company has entered into a cross currency interest rate SWAP agreement (the “SWAP”) in order to hedge the future interest and principal payments, which are all denominated in ILS. However, since the convertible debt was measured at fair value at each reporting date, the SWAP does not qualify and was not designated as hedge under ASC 815. Therefore, gains or losses resulted from the change of the SWAP's fair value were recognized immediately as incurred in "financial expenses, net". The Company measured the fair value of these contracts in accordance with ASC 820, "Fair Value Measurement and Disclosures", and they were classified as level 2. On June 6, 2019, the SWAP agreements were terminated concurrently with the early redemption of the convertible bond.

In order to limit the Company’s interest expenses derived from the secured credit agreement in which the Company entered concurrently with the closing of the Undertone acquisition (see Note 4), the Company has purchased a Cap Option for the interest amounts that was expected to be paid until June 2018. The cap option was designated as cash flow hedge under ASC 815.

The notional value of the Company’s derivative instruments as of December 31, 2019 and 2018, amounted to $3,918 and $25,691, respectively. Notional values in USD are translated and calculated based on the spot rates for options and swap. Gross notional amounts do not quantify risk or represent assets or liabilities of the Company; however, they are used in the calculation of settlements under the contracts.

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

Recent Adopted Accounting Pronouncements:

On January 1, 2019, the Company  adopted ASC 842, "Leases", on the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e., lessees and lessors). ASC 842 supersedes the previous leases standard, ASC 840, "Leases". ASC 842 requires lessees to apply a dual approach, classifying leases as either finance or operating leases, based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification determines whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use ("ROU") asset and a lease liability for all leases with a term of greater than 12 months, regardless of their classification. The Company elected, as a practical expedient, to account for leases with a term of 12 months or less in a manner similar to the accounting under pre-existing guidance for operating leases. In July 2018, the FASB issued amendments in ASU 2018-11, which provides another transition method in addition to the existing transition method, by allowing entities to initially apply the new lease accounting standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption, and to not apply the new guidance in the comparative periods they present in the financial statements. The guidance is effective for the interim and annual periods beginning on or after December 15, 2018, and the Company has elected to apply the standard using a modified retrospective transition method at the beginning of the period of adoption (January 1, 2019) through a cumulative-effect adjustment.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

The most significant impact from recognition of ROU assets and lease liabilities relates to the Company's office space. However, the adoption of ASC 842 does not have a material impact on the operating expenses in the Company's consolidated statements of operations, since the expense recognition under ASC 842 is similar to current practice. The Company's financial income (expenses), net is impacted by the revaluation of the lease liabilities denominated in non-dollar currencies.

To adopt ASC 842, the Company has implemented changes to its existing systems and processes in conjunction with a review of existing vendor agreements. See also Note 11.

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

In June 2018, the FASB issued ASU 2018-07 “Improvement to Nonemployee Share-Based Payments Accounting”. This guidance simplifies the accounting for non-employee share-based payment transactions. The amendments specify that ASC 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor’s own operations by issuing share-based payment awards. The guidance is effective for fiscal years beginning after December 31, 2018. The adoption of this guidance started as of Jan 1, 2019 and has no material impact on the Company’s consolidated financial statements.

Reclassifications

Certain items of expense have been reclassified to conform to current year financial statement presentation.

Recent Accounting Pronouncements not yet adopted

In June 2016, the FASB issued ASU 2016-13, "Financial Instruments – Credit Losses (Topic 326)". ASU 2016-13 requires that financial assets measured at amortized cost be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis. The measurement of expected credit losses is based upon historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. ASU 2016-13 will become effective for annual and interim periods beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The new standard will be effective for interim and annual periods beginning after January 1, 2020, and early adoption is permitted. The Company does not expect this standard to have a material effect on its consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

In January 2017, the FASB issued ASU 2017-04, "Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment". ASU 2017-04 eliminates the requirement to measure the implied fair value of goodwill by assigning the fair value of a reporting unit to all assets and liabilities within that unit (the "Step 2 Test") from the goodwill impairment test. Instead, if the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to that excess, limited by the amount of goodwill in that reporting unit. ASU 2017-04 will become effective for the Company beginning January 1, 2020 and must be applied to any annual or interim goodwill impairment assessments after that date. The Company will adopt this standard on a prospective basis as of January 1, 2020 and does not expect this standard to have a material effect on its consolidated financial statements

In August 2018, the FASB issued ASU 2018-13 “Fair Value Measurement (Topic 820)—Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement”. This guidance removes certain disclosure requirements related to the fair value hierarchy, modifies existing disclosure requirements related to measurement uncertainty and adds new disclosure requirements. The new disclosure requirements include disclosing the changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period and the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. Certain disclosures required by this guidance must be applied on a retrospective basis and others on a prospective basis. The guidance will be effective for fiscal years beginning after December 15, 2019, although early adoption is permitted. The Company does not expect this standard to have a material effect on its consolidated financial statements.

NOTE 3:	FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table present assets measured at fair value on a recurring basis as of December 31, 2019:

	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets:
Derivative assets	$-	$73	$-	$73

Total financial assets	$-	$73	$-	$73

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

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

c.	Septa Communications LLC

On March 28, 2019, the Company consummated the acquisition of 100% of the shares of Septa Communications LLC, also known as “Captain Growth”.
Captain Growth is a Ukrainian-based start-up that has developed a proprietary AI platform to better connect and deliver relevant campaign messages through the entire ad journey.

Total consideration is up to $3,750, $1,200 paid in cash at closing while the remaining consideration is subject to the achievement of certain milestones and retention over the next 2 years, starting from the acquisition date.

NOTE 5:	PROPERTY AND EQUIPMENT, NET

	December 31,
	2019	2018
Cost:
Computers and peripheral equipment	$7,212	$7,004
Office furniture and equipment	2,703	2,836
Leasehold improvements	8,678	8,712
Capitalized software	12,488	12,645

Total cost	31,081	31,197
Less: accumulated depreciation and amortization	(20,163)	(15,548)
Property and equipment, net	$10,918	$15,649

Depreciation and amortization expenses totaled to $5,455, $4,950 and $3,567, for the years ended December 31, 2019, 2018 and 2017, respectively.

During 2018 the Company capitalized software development costs of $1,756. In 2019 there were no software development capitalization cost.

Amortization expense for the related capitalized internally developed software in the consolidated statements of income amounted to $3,607, $2,978 and $842 during 2019, 2018 and 2017, respectively.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:	GOODWILL AND OTHER INTANGIBLE ASSETS, NET

a.	Goodwill

The changes in the net carrying amount of goodwill in 2018 and 2019 were as follows:

Balance as of January 1, 2018	$125,051

Balance as of December 31, 2018	$125,051

Acquisition of Captain growth	$758

Balance as of December 31, 2019	$125,809

Goodwill has been recorded as a result of prior acquisitions and represents excess of the consideration over the net fair value of the assets of the businesses acquired. As of December 31, 2019, the Company has two reporting units – Advertising and Search monetization. The Company performs tests for impairment of goodwill at the reporting unit level at least annually, or more frequently if events or changes in circumstances occur that would more likely than not reduce the fair value of a reporting unit below its carrying value. In 2017 the Company recorded an impairment charge of $65,686, classified as “Impairment charges” in the consolidated statements of income. No such impairment charges were recorded in 2018 and 2019.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

b.	Intangible assets, net

The following is a summary of intangible assets as of December 31, 2019:

	December 31, 2018	Additions	Amortization	OCI	December 31, 2019

Acquired technology	$30,807	$442	$-	$(90)	$31,159
Accumulated amortization	(21,242)	-	(649)	81	(21,810)
Impairment	(8,749)	-	-	-	(8,749)
Acquired technology, net	816	442	(649)	(9)	600

Customer relationships	31,940	-	-	(29)	31,911
Accumulated amortization	(19,825)	-	(928)	26	(20,727)
Impairment	(10,426)	-	-	-	(10,426)
Customer relationships, net	1,689	-	(928)	(3)	758

Tradename and other	18,415	-	-	(131)	18,284
Accumulated amortization	(9,314)	-	(2,679)	96	(11,897)
Impairment	(5,110)	-	-	-	(5,110)
Tradename and other, net	3,991	-	(2,679)	(35)	1,277

Intangible assets, net	$6,496	$442	$(4,256)	$(47)	$2,635

The following is a summary of intangible assets as of December 31, 2018:

	December 31, 2017	Amortization	OCI	December 31, 2018

Acquired technology	$30,837	$-	$(30)	$30,807
Accumulated amortization	(19,959)	(1,301)	18	(21,242)
Impairment	(8,749)	-	-	(8,749)
Acquired technology, net	2,129	(1,301)	(12)	816

Customer relationships	31,949	-	(9)	31,940
Accumulated amortization	(18,832)	(999)	6	(19,825)
Impairment	(10,426)	-	-	(10,426)
Customer relationships, net	2,691	(999)	(3)	1,689

Tradename and other	18,457	-	(42)	18,415
Accumulated amortization	(6,858)	(2,469)	13	(9,314)
Impairment	(5,110)	-	-	(5,110)
Tradename and other, net	6,489	(2,469)	(29)	3,991

Intangible assets, net	$11,309	$(4,769)	$(44)	$6,496

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

The estimated useful life of the intangible assets are as follows:

Estimated useful life
Acquired technology	3-5 years
Customer relationships	4-5 years
Tradename and other	4-11 years

Amortization of intangible assets, net, in each of the succeeding five years and thereafter is estimated as follows:

2020	$1,366
2021	322
2022	333
2023	346
2024	268

$2,635

NOTE 7:	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2019	2018

Employees and payroll accruals	$11,084	$8,528
Accrued expenses	5,092	6,391
Government authorities	1,962	2,068
Other short-term liabilities	276	253

	$18,414	$17,240

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:       DERIVATIVES AND HEDGING ACTIVITES

The fair value of the Company’s outstanding derivative instruments is as follows:

		December 31,
	Balance sheet	2019	2018

Derivatives designate as hedging instruments:
Foreign exchange forward contracts and other derivatives	''Prepaid expenses and other current assets''	$73	$11
	''Accrued expenses and other liabilities''	-	153
	''Accumulated other comprehensive income''	67	(106)

Derivatives not designated as hedging instruments:

Cross currency SWAP	''Prepaid expenses and other current assets''	$-	$860

As of December 31, 2019, the Company estimates that all of the net derivative assets related to its cash flow hedges included in accumulated other comprehensive income will be reclassified into expenses within the next 12 months when the underlying hedged item impacts earnings.

The net amounts reclassified from accumulated other comprehensive loss to the operating expenses are as follows:

	Gain recognized in Statements of Comprehensive Income		Gain (loss) recognized in consolidated statements of Income
	Year ended December 31,	Statement of Income	Year ended December 31,
	2019		2019	2018	2017
Derivatives designated as hedging instruments:
Foreign exchange options and forward contracts	$173	"Operating expenses"	$272	$(206)	$525

Derivatives not designated as hedging instruments:
Foreign exchange options and forward contracts	-	"Financial expenses"	59	(186)	132
SWAP	-	"Financial expenses"	380	(2,487)	2,373

Total	$173		$711	$(2,879)	$3,030

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:	SHORT TERM AND LONG-TERM DEBT

On December 17, 2018, the Company, executed a new loan facility, in the amount of $25,000. Proceeds of the loan facility were applied to refinancing of the existing debt as well as the debt of Undertone. Principal on the loan is payable in twelve equal quarterly instalments beginning March 2019 and maturing on December 31, 2021. The interest on the loan is at the rate of three-month LIBOR plus 5.7% per annum, payable quarterly. The credit facility is secured by liens on the assets of ClientConnect and Undertone and is guaranteed by Perion and Undertone. Each such guarantee is limited to $33 million. Financial covenants for the loan facility are tested at the level of Perion on a consolidated basis. As of December 31, 2019, the Company meets all of its covenants.

As of December 31, 2019, the aggregate principal annual maturities according to all of the above loan agreements were as follows:

Repayment amount

2020	$8,333
2021	8,333

Present value of principal payments	16,666
Less: current portion	(8,333)

Long-term debt	$8,333

NOTE 10:	CONVERTIBLE DEBT

In September 2014, the Company completed a public offering in Israel of its Series L Convertible Bonds (the "Bonds"), with an aggregate par value of approximately ILS 143.5 million. The Bonds were issued at a purchase price equal to 96.5% of their par value and bear annual interest at a rate of 5%, payable semi-annually, subject to a possible increase up to 6% in the event and to the extent the Company’s debt rating is downgraded. The Bonds’ principal, denominated in ILS, was repayable in five equal annual instalments commencing on March 31, 2016.

The Bonds were convertible, at the election of each holder, into the Company’s ordinary shares at a conversion price of ILS 100.815 per share from the date of issuance and until March 15, 2020. The ordinary shares issued upon conversion of the Bonds will be listed on the NASDAQ Stock Market (“Nasdaq”) and the Tel-Aviv Stock Exchange (“TASE”), to extent that the Company's ordinary shares are listed thereon at the time of conversion. The conversion price is subject to adjustment in the event that the Company effects a share split or reverse share split, rights offering or a distribution of bonus shares or a cash dividend.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

The Company had the option to redeem the Bonds upon delisting of the Bonds from the TASE, subject to certain conditions. In addition, the Company was able to redeem the Bonds or any part thereof at its discretion after December 1, 2014, subject to certain conditions.

The Company elected to apply the fair value option in accordance with ASC 825, “Financial Instruments”, to the Bonds and therefore all unrealized gains and losses were recognized in earnings.

On May 15, 2019 the Company announced it provided a Notice of Redemption to the Noteholders of its 5% Series L Convertible Bonds that was fully paid on June 6th, 2019. Following the redemption, the bond was delisted from the Tel Aviv Stock Exchange.

The changes of the long-term convertible debt in 2018 and 2019 were as follows:

Balance as of January 1, 2018	$25,353

Change in accrued interest	863
Change in fair value	(1,585)
Payment of interest	(1,011)
Payment of principal	(8,167)

Balance as of December 31, 2018 (*)	$15,453

Change in accrued interest	267
Change in fair value	600
Payment of interest	(470)
Payment of principal	(15,850)

Balance as of December 31, 2019	$-

(*) Includes accrued interest of $193.

NOTE 11:	Leases

In January 2014, the Company entered into a lease agreement for new corporate offices in Holon, Israel. The lease expires in January 2025, with an option by the Company to extend for two additional terms of 24 months each. The Company sublease part of the office to three different sub-tenants.

In June 2018, Undertone entered into a lease agreement for its office at World Trade Center (WTC) New York. The lease expires in May 2026. Additionally, the Company may choose an early termination in 2023.

In January 2019, Our French subsidiary entered into a lease agreement for its office at Paris, France. The lease expires in March 2028. Additionally, the Company may choose an early termination in 2023.

Certain other facilities of the Company are rented under operating lease agreements, which expire on various dates, the latest of which is in 2023. The Company recognizes rent expense under such arrangements on a straight-line basis.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

The Company's capitalized operating lease agreements have remaining lease terms ranging from 1.83 year to 8.25 years.

The following table represents the weighted-average remaining lease term and discount rate:

Year ended December 31, 2019
Weighted average remaining lease term	6.09 Years
Weighted average discount rate	7.42%

The discount rate was determined based on the estimated collateralized borrowing rate of the Company, adjusted to the specific lease term and location of each lease.

Maturities of operating lease liabilities were as follows:

Year ending December 31,
2020	$5,333
2021	5,267
2022	4,782
2023	4,760
2024	4,776
Thereafter	5,234

Total lease payments *)	30,152

Less – imputed interest	(6,122)

Present value of lease liabilities	$24,030

*) Total lease payments have not been reduced by sublease rental payments of $11,310 due in the future under non-cancelable subleases.

Facilities leasing expenses (net) in the years 2019, 2018 and 2017 were $3,076, $4,123 and $4,118 respectively. Out of which, Sublease income amounted to $2,682, $2,213 and $1,706 in the years 2019, 2018 and 2017, respectively.

Cash paid for amounts included in measurement of lease liabilities during 2019 was $ 4,454.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:     COMMITMENT AND CONTINGENT LIABILITIES

a.
Contingent purchase obligation

On November 30, 2012, the Company completed the acquisition of 100% of Sweet IM’s shares. Pursuant to the terms of the Share Purchase Agreement (“SPA”) between the Company and SweetIM, the Company was obligated to pay SweetIM's shareholders, among other payments, a payment of up to $7,500 in cash in May 2014 if certain milestones were met (the “Contingent Payment”). The milestones were based on the Company's GAAP revenues in 2013, and the absence of certain changes in the industry in which the Company operates. On May 28, 2014, the Company paid $2,500 in respect of the Contingent Payment. Following such payment, on June 22, 2014, SweetIM’s Shareholders’ representative notified the Company claiming that the Company owes SweetIM’s shareholders the entire Contingent Payment. In April 2015, pursuant to the SPA, an arbitration process with respect to this claim has commenced in Israel. Based on the August 2018 ruling of the arbitrator, the remaining balance of the Contingent Payment shall be paid to SweetIM's shareholders in 3 equal installments, the last of which was paid during January 2019.

a.
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

NOTE 13:	SHAREHOLDERS' EQUITY

a.	Ordinary shares

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

The contractual term of the share options is generally no more than seven years and the vesting period of the options and RSUs granted under the Plan is between one and three years from the date of grant. The rights of the ordinary shares issued upon the exercise of share options or RSUs are identical to those of the other ordinary shares of the Company.

As of December 31, 2019, there were 289,657 ordinary shares reserved for future share-based awards under the Plan.

The following table summarizes the activities for the Company’s service-based share options for the year ended December 31, 2019:

		Weighted average
	Number of options	Exercise price	Remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2019	3,744,807	$3.85	4.97	$27
Granted	1,674,703	3.94	-	-
Exercised	(392,271)	3.24	-	-
Cancelled	(936,112)	4.47	-	-
Outstanding at December 31, 2019	4,091,127	$3.79	4.70	$10,226

Exercisable at December 31, 2019	1,890,917	$3.76	3.87	$4,941

Vested and expected to vest at December 31, 2019	2,677,542	$4.07	3.81	$5,661

The weighted-average grant-date fair value of options granted during the years ended December 31, 2019, 2018 and 2017 was $1.75, $1.27 and $0.72, respectively.

The aggregate intrinsic value of the outstanding share options at December 31, 2019, represents the intrinsic value of 3,958,075 outstanding options that were in-the-money as of such date. The remaining 133,052 outstanding options were out-of-the-money as of December 31, 2019, and their intrinsic value was considered as zero. Total intrinsic value of options exercised during the year ended December 31, 2019 was $884.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

The number of options expected to vest reflects an estimated forfeiture rate.

The following table summarizes the activities for the Company’s performance-based share options for the year ended December 31, 2019:

		Weighted average
	Number of Performance based options	Exercise price	Remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2019	216,665	$4.35	4.12	$-
Cancelled	(149,999)	4.84	-	-

Outstanding at December 31, 2019	66,666	3.24	4.95	199

Exercisable at December 31, 2019	66,666	3.24	4.95	199

Vested and expected to vest at December 31, 2019	66,666	$3.24	4.95	$199

As of December 31, 2019 all performance-based options have been vested.

No performance-based options were granted during 2019, 2018 and 2017.

The aggregate intrinsic value of the outstanding performance-based options at December 31, 2019, represents the intrinsic value of all outstanding options since they were all in-the-money as of such date.

The following table summarizes additional information regarding outstanding and exercisable options under the Company's share Option Plan as of December 31, 2019:

	Outstanding			Exercisable
Range of exercise price	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price

$1.03 – 2.94	426,268	4.98	$2.78	92,076	3.56	$2.61
3.01 – 3.38	2,322,439	4.74	3.23	1,400,410	4.46	3.21
4.23 – 6.90	1,342,700	4.75	4.73	398,711	2.59	4.75
7.08 – 9.81	6,666	0.65	7.08	6,666	0.65	7.08
$10.01 –12.75	59,720	0.80	10.94	59,720	0.80	10.94

	4,157,793	4.70	$3.78	1,957,583	3.91	$3.75

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

The Company recognized share-based compensation expenses related to its share-based awards in the consolidated statements of operations as follows:

	Year ended December 31,
	2019	2018	2017

Cost of revenues	$164	$136	$36
Research and development	488	448	229
Selling and marketing	515	848	744
General and administrative	1,126	1,286	1,135

Total	$2,293	$2,718	$2,144

As of December 31, 2019, there was $3,216 of unrecognized compensation cost related to outstanding options. These amounts are expected to be recognized over a weighted-average period of 1.20 years related to outstanding options. To the extent the actual forfeiture rate is different from what has been estimated, share-based compensation related to these awards will differ from the initial expectations.

c.
In connection with the Undertone acquisition, the Company granted warrants to purchase 66,666 ordinary shares, at a weighted average exercise price of $9.09 per share, to a third-party vendor that provides development services to Undertone. The warrants are exercisable until December 27, 2020, and the weighted-average grant-date fair value was $1.23. The total expense incurred in 2019, 2018 and 2017 was $59, $61 and $61, respectively.

d.
In December 2017, the Company executed a repricing of 2,689,669 share options of the Company's employees, and directors. As part of the repricing, the options' exercise price was adjusted to $ $3.24 with a vesting period of (i) grants issued prior to January 1, 2015, shall vest over a twelve months period in quarterly installments whether or not currently vested or would have been vested by that time; (ii) grants issued after January 1, 2015 will be subject to the following vesting schedule: one third shall vest over twelve months in equal quarterly installments, and the remaining two-thirds shall vest over twenty four months in equal quarterly installments whether or not currently vested or would have been vested by that time. The expiration date of the adjusted options shall be seven years from the repricing date. The total incremental fair value of these options amounted to $1,471.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:	FINANCIAL INCOME (EXPENSE), NET

	Year ended December 31,
	2019	2018	2017

Financial income:
Interest income	$624	$296	$132
Foreign currency translation gains, net	-	827	204
Change in fair value of convertible debt	-	1,585	-
Change in fair value of SWAP	380	-	2,373
Other	147	366	197
	$1,151	$3,074	$2,906

Financial expense:
Foreign currency translation losses, net	$(950)	$-	$-
Interest and change in fair value of payment obligation related to acquisitions	-	-	(43)
Interest expense on debts	(2,334)	(3,938)	(4,794)
Change in fair value of SWAP	-	(2,487)	-
Change in fair value of convertible debt	(600)	-	(3,785)
Bank charges and other	(737)	(443)	(206)
	$(4,621)	$(6,868)	$(8,828)

Financial expense, net	$(3,470)	$(3,794)	$(5,922)

NOTE 15:	INCOME TAXES

a.	Income (Loss) before taxes on income

Income (Loss) before taxes on income is comprised as follows:

	Year ended December 31,
	2019	2018	2017

Domestic	$21,095	$9,081	$10,485
Foreign	(6,557)	1,816	(92,065)

Total	$14,538	$10,897	$(81,580)

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

b.	Taxes on income

Taxes on income are comprised as follows:

	Year ended December 31,
	2019	2018	2017

Current taxes	$3,816	$1,706	$1,212
Taxes in respect of previous years	(129)	612	(1,179)
Deferred tax expense (benefit)	(2,042)	458	(8,859)

Total	$1,645	$2,776	$(8,826)

Taxes on income by jurisdiction were as follows:

	Year ended December 31,
	2019	2018	2017

Domestic	$3,055	$2,187	$1,548
Foreign	(1,410)	589	(10,374)

Total	$1,645	$2,776	$(8,826)

Domestic:
Current taxes	$3,519	$1,121	$387
Deferred tax (benefit) expense	(197)	649	2,532
Taxes in respect of previous years	(267)	417	(1,371)

Total - Domestic	$3,055	$2,187	$1,548

Foreign:
Current taxes	$297	$585	$825
Deferred tax benefit	(1,845)	(191)	(11,391)
Taxes in respect of previous years	138	195	192

Total - Foreign	$(1,410)	$589	$(10,374)

Total income tax expense	$1,645	$2,776	$(8,826)

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

c.	Deferred Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31,
	2019	2018
Deferred tax assets:
Net operating loss carry forwards	$4,490	$4,992
Research and development	2,865	2,216
Intangible assets	2,543	1,480
Other temporary differences mainly relating to reserve and allowances	624	718
Deferred tax assets, before valuation allowance	10,522	9,406
Valuation allowance	4,351	4,992
Total deferred tax assets, net	$6,171	$4,414

Domestic:
Long term deferred tax asset, net	$1,050	$950
	$1,050	$950

Foreign:
Long term deferred tax asset, net	$5,121	$3,464
	$5,121	$3,464

Total deferred tax asset, net	$6,171	$4,414

The $641 change in the total valuation allowance for the year ended December 31, 2019, relates to the increase in deferred taxes on operating loss carry-forwards and temporary differences for which a full valuation allowance was recorded.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

d.	Reconciliation of the Company’s effective tax rate to the statutory tax rate in Israel

A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company, and the actual tax expense as reported in the statement of income is as follows:

	Year ended December 31,
	2019	2018	2017

Income (Loss) before taxes on income	$14,538	$10,897	$(81,580)
Statutory tax rate in Israel	23.0%	23.0%	24.0%
Theoretical tax expense (income)	$3,344	$2,506	$(19,579)

Increase (decrease) in tax expenses resulting from:
"Preferred Enterprise" benefits *	(2,973)	(1,301)	(584)
Non-deductible expenses	374	298	1,150
Non- deductible Impairment charges	-	-	12,652
Deferred taxes on losses and other temporary charges for which a valuation allowance was provided, net	421	541	(209)
Tax adjustment in respect of different tax rate of foreign subsidiaries	397	511	(3,392)
Change in future tax rate	-	-	836
Other	82	221	300

Taxes on income	$1,645	$2,776	$(8,826)

* Benefit per ordinary share from "Preferred Enterprise" status:

Basic	$0.11	$0.05	$0.02
Diluted	$0.11	$0.05	$0.02

e.	Income tax rates

Taxable income of Israeli companies was generally subject to corporate tax at the rate of was 24% in 2017 and 23% in 2018 and 2019. However, the effective tax rate payable by a company that derives income from a Preferred Enterprise (as discussed below) may be considerably lower.

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

In December 2016, the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which includes Amendment 73 to the Law for the Encouragement of Capital Investments ("the 2017 Amendment") was published and was pending the publication of regulations, in May 2017 regulations were promulgated by the Finance Ministry to implement the "Nexus Principles" based on OECD guidelines published as part of the Base Erosion and Profit Shifting (BEPS) project. Following the publication of the regulations the 2017 Amendment became fully effective. According to the 2017 Amendment, a Preferred Technological Enterprise, as defined in the 2017 Amendment, with total consolidated revenues of less than NIS 10 billion, shall be subject to 12% tax rate on income derived from intellectual property (in development area A—a tax rate of 7.5%). In order to qualify as a Preferred technological enterprise certain criterion must be met, such as a minimum ratio of annual R&D expenditure and R&D employees, as well as having at least 25% of annual revenues derived from exports.

Any dividends distributed from income from the preferred technological enterprises will be subject to tax at a rate of 20%. The 2017 Amendment further provides that, in certain circumstances, a dividend distributed to a foreign corporate shareholder, would be subject to a 4% tax rate (if the percentage of foreign investors exceeds 90%).

The Company assessed the criteria for qualifying as a “Preferred Technological Enterprise,” status and concluded that the Israeli subsidiary is eligible to the above-mentioned benefits. The Company implemented the Preferred Technological Enterprise benefits in its tax calculations starting 2017.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

h.	Uncertain tax positions

A reconciliation of the beginning and ending balances of the total amounts of unrecognized tax benefits is as follows:

	December 31,
	2019	2018

Balance at the beginning of the year	$3,619	$4,195
Decrease related to prior year tax positions, net	404	658
Increase related to current year tax positions, net	447	82

Balance at the end of the year	$3,662	$3,619

The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in finance expenses. During the years ended December 31, 2019, 2018 and 2017, the Company recognized approximately $158, $12 and $344 in interest and penalties. The Company had $573 and $415 for the payment of interest and penalties accrued at December 31, 2019, and 2018, respectively.

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

The Company’s tax assessments in Israel and the U.S. for tax years prior to 2015 and 2016 respectively are considered final. The Company has net operating losses in the U.S. from prior tax periods beginning in 2014 which may be subject to examination upon utilization in future tax periods

i.	Tax loss carry-forwards

As of December 31, 2019, the Company’s U.S. subsidiaries have net operating loss carry-forwards of $3,189.

Net operating losses in the U.S. may be carried forward through periods which will expire in the years starting from 2034 up to 2035. Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization. NOLs created in 2018 onwards may be carried forward indefinitely.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

As of December 31, 2019, the Company’s European subsidiaries have net operating loss carry-forwards of $8,592 which may be carried forward indefinitely.

As of December 31, 2019, Perion have net operating loss carry-forwards, in Israel, of $12,800 which may be carried forward indefinitely.

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

The Company included a $836 provisional estimate for the expected impact of the TCJA as of December 31, 2017, mainly in respect of the corporate rate reduction. During 2018, the Company completed its analysis of the impacts of the Act with an immaterial impact.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:	EARNINGS PER SHARE

The table below presents the computation of basic and diluted net earnings per common share:

	Year ended December 31,
	2019	2018	2017
Numerator:
Net income (Loss) attributable to ordinary shares - basic	$12,893	$8,121	$(72,754)

Net income (Loss) - diluted	$12,893	$8,121	$(72,754)

Denominator:
Number of ordinary shares outstanding during the year	25,965,357	25,850,067	25,849,724
Weighted average effect of dilutive securities:
Employee options and restricted share units	392,228	5,158	-

Diluted number of ordinary shares outstanding	26,357,585	25,855,225	25,849,724

Basic net earnings (loss) per ordinary share	0.50	$0.31	$(2.81)

Diluted net earnings (loss) per ordinary share	0.49	$0.31	$(2.81)

Ordinary shares equivalents excluded because their effect would have been anti-dilutive	4,087,559	4,725,618	5,408,206

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17:     RESTRUCTURING COSTS

Restructuring charges were recorded in connection with plans in order to reduce workforce, close certain facilities and other cost saving measures which amounted to $2,100 during 2018. In 2019 and 2017, there were no restructuring charges.

NOTE 18:     MAJOR CUSTOMERS

A substantial portion of the Company's revenue is derived from search fees and online advertising, the market for which is highly competitive and rapidly changing. Significant changes in this industry or in customer buying behavior would adversely affect the Company’s operating results.

The following table sets forth the customers that represent 10% or more of the Company’s total revenues in each of the years presented below:

	Year ended December 31,
	2019	2018	2017

Customer A	63%	45%	46%

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

The following table presents the total revenues for the years ended December 31, 2019, 2018 and 2017, allocated to the geographic areas in which they were generated:

	Year ended December 31,
	2019	2018	2017

North America (mainly U.S.)	$195,903	$197,440	$213,471
Europe	50,669	46,858	48,146
Other	14,878	8,547	12,369

	$261,450	$252,845	$273,986

The total revenues are attributed to geographic areas based on the location of the end-users.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

The following table presents the locations of the Company’s property and equipment as of December 31, 2019 and 2018:

	December 31,
	2019	2018

Israel	$7,873	$11,193
U.S.	2,545	3,997
Europe	500	459

	$10,918	$15,649

NOTE 20:     SUBSEQUENT EVENTS

On January 14, 2020, the Company consummated the acquisition of 100% of the shares of Content IQ LLC, also known as “Content IQ”.

Content IQ is a privately held company founded in 2014, based in New York City. Content IQ has created data algorithm and analytics tools that deconstruct content, revenue and distribution to solve current major digital publishing challenges.

The total consideration is up to $73,050, which is comprised of $15,000 paid in cash at closing, with an additional maximum amount of $11,000 to be paid as a retention incentive. As part of the total consideration, there is a maximum amount of $47,050 in earn-outs over a period of two years. The earn-outs are tied to revenue and EBITDA-based metrics.

The purchase price allocation is considered preliminary, and additional adjustments may be recorded during the measurement period in accordance with ASC 805. Fair values still under review include values assigned to identifiable intangible assets, goodwill, deferred income taxes and contingent liabilities.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the acquisition date:

Fair value

Current assets	$45
Property and equipment, net	4
Technology	12,167
Customer Relationship	4,043
Goodwill	22,470
Net assets acquired	$38,729

ITEM 19.        EXHIBITS:

No.	Description

1.1	Memorandum of Association of Perion, as amended and restated (translated from Hebrew) (1)

1.2	Articles of Association of Perion, as amended and restated (1)

2.1	Description of Perion’s Securities registered pursuant to Section 12 of the Securities Exchange Act of 1934

4.1	Perion 2003 Israeli Share Option Plan and U.S. Addendum (2)

4.2	Perion Equity Incentive Plan (3)

4.3	Compensation Policy for Directors and Officers, adopted on February 6, 2020

4.4	Translation of a certain Credit Agreement by and between Perion Network Ltd. and Mizrahi Tefahot Bank Ltd., effective as of December 17, 2018 (1)

4.5	A form of Indemnification Letter Agreement between the Company and its present and future directors and officers (4)

4.6	Search Distribution Agreement by and between Perion Network Ltd. and Microsoft Ireland Operations Limited , effective as of January 1, 2018* (4)

4.7	Membership Interest Purchase Agreement by and between Perion Network Ltd., Mr. Assaf Katzir, Mr. Ziv Yarmiyahu and Content IQ LLC, dated January 14, 2020**

4.8	Summary in English of Lease Agreement by and between Perion Network Ltd. and Kanit HaShalom Investments Ltd., dated January 28, 2014, as amended on October 7, 2015 and December 26, 2019

8	List of subsidiaries

12.1	Certification required by Rule 13a-14(a) or Rule 15d-14(a) executed by the Chief Executive Officer of the Company

12.2	Certification required by Rule 13a-14(a) or Rule 15d-14(a) executed by the Chief Financial Officer of the Company

13.1	Certification required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2	Certification required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, Independent Auditors

101	Financial information from Perion Network Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2019 formatted in XBRL (eXtensible Business Reporting Language)

(1)	Previously filed with the SEC on March 19, 2019 as an exhibit to our annual report on Form 20-F, and incorporated herein by reference

(2)	Previously filed with the SEC on April 29, 2013 as an exhibit to our annual report on Form 20-F, and incorporated herein by reference

(3)	Previously filed with the SEC on October 15, 2013 as an exhibit to our Report on Form 6-K, and incorporated herein by reference

(4)	Previously filed with the SEC on March 27, 2018 as an exhibit to our annual report on Form 20-F, and incorporated herein by reference

*	Confidential treatment was granted with respect to certain portions of this exhibit pursuant to 17.C.F.R. §240.24b-2. Omitted portions were filed separately with the SEC

**
Certain confidential information contained in this document, marked by brackets, was omitted because it is both (i) not material and (ii) would likely cause competitive harm to the Company if publicly disclosed. “[***]” indicates where the information has been omitted from this exhibit.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PERION NETWORK LTD.

By:	/s/ Doron Gerstel
Name: Doron Gerstel
Title: Chief Executive Officer

By:	/s/ Maoz Sigron
Name: Maoz Sigron
Title: Chief Financial Officer

Date:  March 16, 2020