Form 20-F
period 2020-12-31
Perion Network Ltd.
filed 2021-03-25
CIK 1338940

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ___________

For the transition period from _____ to _____

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

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

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

As of December 31, 2020, the Registrant had outstanding 27,351,974 ordinary shares, par value NIS 0.03 per share (excluding treasury shares).

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

Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

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

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes ☐ No ☒

PRELIMINARY NOTES

Terms

As used herein, and unless the context suggest otherwise, the terms “Perion,” “Company,” “we,” “us” or “ours” refer to Perion Network Ltd. and subsidiaries. References to “dollar” and “$” are to U.S. dollars, the lawful currency of the United States, and references to “NIS” are to New Israeli Shekels, the lawful currency of the State of Israel. This annual report on Form 20-F contains translations of certain NIS amounts into U.S. dollars at specified rates solely for your convenience. These translations should not be construed as representations by us that the NIS amounts actually represent such U.S. dollar amounts or could, at this time, be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, we have translated NIS amounts into U.S. dollars at an exchange rate of NIS 3.215 to $1.00, the representative exchange rate reported by the Bank of Israel on December 31, 2020.

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

Forward-Looking Statements

This annual report on Form 20-F contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our, or our industries’ actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed, implied or inferred by these forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “would,” “expects,” “plans,” “intends,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential” or “continue” or the negative of such terms and other comparable terminology.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we do not know whether we can achieve positive future results, levels of activity, performance, or goals. Actual events or results may differ materially from our current expectations. All forward-looking statements included in this report are based on information available to us on the date of this report. Except as required by applicable law, we undertake no obligation to update or revise any of the forward-looking statements after the date of this annual report on Form 20-F to conform those statements to reflect the occurrence of unanticipated events, new information or otherwise.

You should read this annual report on Form 20-F and the documents that we reference in this report completely and with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we currently expect.

Factors that could cause actual results to differ from our expectations or projections include certain risks, including but not limited to the risks and uncertainties relating to our; business, intellectual property, industry and operations in Israel, as described in this annual report on Form 20-F under Item 3.D. – “Key Information – Risk Factors.” Assumptions relating to the foregoing, involve judgment with respect to, among other things, future economic, competitive and market conditions, and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. In light of the significant uncertainties, inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives or plans will be achieved. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time and it is not possible for our management to predict all risks, nor can we assess the impact of all risks on our business or the extent to which any risk, or combination of risks, may cause actual results to differ from those contained in any forward-looking statements.

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

Summary Risk Factors

Business and Industry

•

Our advertising customers may reduce or terminate their business relationship with us at any time. If customers representing a significant portion of our revenue reduce or terminate their relationship with us, it could have a material adverse effect on our business, financial condition and results of operations.

•

Large and established internet and technology companies, such as Google, Facebook and Amazon, play a substantial role in the digital advertising market and may significantly impair our ability to operate in this industry.

•

We depend on supply sources to provide us with advertising inventory in order for us to deliver advertising campaigns in a cost-effective manner.

•

The advertising industry is highly competitive. If we cannot compete effectively and overcome the technological gaps in this market, our revenues are likely to decline.

•

Increased availability of advertisement-blocking technologies could limit or block the delivery or display of advertisements by our solutions, which could undermine the viability of our business.

•

Our search solution depends heavily upon revenues generated from our agreement with Microsoft, and any adverse change in that agreement could adversely affect our business, financial condition and results of operations.

•

Our search revenue business is highly reliant upon a small number of publishers, who account for the substantial majority of pay-outs to publishers and generate most of our revenues. If we were to lose all or a significant portion of those publishers, our revenues and results of operations would be materially adversely affected.

•

Should the providers of platforms, particularly browsers, further block, constrain or limit our ability to offer or change search properties, or materially change their guidelines, technology or the way they operate, our ability to generate revenues from our users’ search activity could be significantly reduced.

•

The global COVID-19 health pandemic has begun to adversely affect and could potentially severely affect, our business, results of operations and financial condition due to impacts on our industry, as well as impacts from remote work arrangements, actions taken to contain the virus or treat its impact, and the speed and extent of the recovery.

Financial and Corporate Structure

•

A loss of the services of our senior management and other key personnel could adversely affect execution of our business strategy.

•

We have acquired and may continue to acquire other businesses. These acquisitions divert a substantial part of our resources and management attention and have in the past and could in the future, cause further dilution to our shareholders and adversely affect our financial results.

•

Our share price has fluctuated significantly and could continue to fluctuate significantly.

Technological Environment

•

Our financial performance may be materially adversely affected by information technology, insufficient cyber security and other business disruptions.

•

If we fail to detect or prevent suspicious traffic or other invalid traffic or engagement with our ads, or otherwise prevent against malware intrusions, we could lose the confidence of our advertisers, damage our reputation and be responsible to make-good or refund demands, which would cause our business to suffer.

•

We depend on third party Internet, telecommunication and hosting providers to operate our platforms, websites and services. Temporary failure of these services, including catastrophic or technological interruptions, would materially reduce our revenues and damage our reputation, and securing alternate sources for these services could significantly increase our expenses and be difficult to obtain.

Regulatory Changes

•

Regulatory, legislative, or self-regulatory developments relating to e-commerce, Internet advertising, privacy and data collection and protection, and uncertainties regarding the application or interpretation of existing laws and regulations, could harm our business.

Intellectual Property

•

Our proprietary information and intellectual property may not be adequately protected and thus our technology may be unlawfully copied by or disclosed to other third parties.

Geographical Location of our Operations

•

Our business is significantly reliant on the North American market. Any material adverse change in that market could have a material adverse effect on our results of operations.

•

Our business may be materially affected by changes to fiscal and tax policies. Potentially negative or unexpected tax consequences of these policies, or the uncertainty surrounding their potential effects, could adversely affect our results of operations and share price.

•

Political, economic and military instability in the Middle East may impede our ability to operate and harm our financial results.

PART I

ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.KEY INFORMATION

A.SELECTED FINANCIAL DATA

We derived the selected operations data below for the years ended December 31, 2018, 2019 and 2020 and the selected balance sheet data as of December 31, 2019 and 2020 from our audited consolidated financial statements and the related notes to the financial statements included elsewhere herein (the “Financial Statements”). We derived the selected operations data below for the years ended December 31, 2016 and 2017 and the selected balance sheet data as of December 31, 2016, 2017 and 2018 from our audited consolidated financial statements not incorporated by reference in this report. Our consolidated financial statements are prepared and presented in U.S. dollars and in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). The following tables present selected financial data and should be read in conjunction with Item 5. “Operating and Financial Review and Prospects” and our Financial Statements.

	Year ended December 31,
	(U.S. dollars in thousands, except share and per share data)
	2016	2017	2018	2019	2020
Revenues:
Display and Social Advertising	$140,111	$134,481	$125,977	$87,863	$148,698
Search Advertising and other	172,683	139,505	126,868	173,587	179,365
Total Revenues	312,794	273,986	252,845	261,450	328,063

Costs and Expenses:
Cost of revenues	25,924	24,659	23,757	25,520	22,477
Customer acquisition costs and media buy	140,210	130,885	128,351	135,891	197,626
Research and development	25,221	17,189	18,884	22,585	30,880
Selling and marketing	54,559	52,742	38,918	34,736	39,085
General and administrative	28,827	21,911	16,450	14,999	15,819
Restructuring charges	728	-	2,075	-	-
Impairment, net of gain on reversal of contingent consideration	-	85,667	-	-	-
Depreciation and amortization	25,977	16,591	9,719	9,711	9,923
Total Costs and Expenses	301,446	349,644	238,154	243,442	315,810

Income (Loss) from Operations	11,348	(75,658)	14,691	18,008	12,253
Financial expense, net	8,288	5,922	3,794	3,470	2,638

Income (Loss) before Taxes on Income	3,060	(81,580)	10,897	14,538	9,615
Taxes on income (Benefit)	212	(8,826)	2,776	1,645	(610)

Net Income (Loss) from Continuing Operations	2,848	(72,754)	8,121	12,893	10,225
Net loss from discontinued operations	2,647	-	-	-	-

Net Income (Loss)	$201	$(72,754)	$8,121	$12,893	$10,225

Net Earnings (Loss) per Share - Basic:
Continuing operations	$0.11	$(2.81)	$0.31	$0.50	$0.38
Discontinued operations	$(0.10)	$-	$-	$-	$-
Net Income (Loss)	$0.01	$(2.81)	$0.31	$0.50	$0.38

Net Earnings (Loss) per Share – Diluted:
Continuing operations	$0.11	$(2.81)	$0.31	$0.49	$0.36
Discontinued operations	$(0.10)	$-	$-	$-	$-
Net Income (Loss)	$0.01	$(2.81)	$0.31	$0.49	$0.36

Number of shares continuing and discontinued:
Basic	25,520,151	25,849,724	25,850,067	25,965,357	26,687,145
Diluted	25,557,934	25,849,724	25,855,225	26,357,585	28,797,747

Balance Sheet Data	As of December 31,
(U.S. dollars in thousands):	2016	2017	2018	2019	2020

Cash and cash equivalents	$23,962	$31,567	$39,109	$38,389	$47,656
Working capital	$27,048	$32,895	$26,779	$31,799	$27,246
Total assets	$368,452	$274,027	$256,446	$283,777	$358,681
Total liabilities	$160,308	$135,695	$107,665	$118,595	$174,559
Shareholders’ equity	$208,144	$138,332	$148,781	$165,182	$184,122

B.CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.REASONS FOR OFFER AND USE OF PROCEEDS

Not applicable.

D.RISK FACTORS

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

Risks Related to our Business and Industry

Our advertising customers may reduce or terminate their business relationship with us at any time. If customers representing a significant portion of our revenue reduce or terminate their relationship with us, it could have a material adverse effect on our business, financial condition and results of operation.

We generally do not enter into long-term contracts with our advertising customers, and such customers do business with us on a non-exclusive basis. In most cases, our customers may terminate or reduce the scope of their agreements with little or no penalty or notice. Accordingly, our business is highly vulnerable to adverse economic conditions, market evolution, development of new or more compelling offerings by our competitors and development by our advertising customers of in-house replacement services. Any reduction in spending by, or loss of, existing or potential advertisers would negatively impact our business, financial conditions and results of operation.

Furthermore, the discretionary, non-exclusive nature of our relationships with advertising customers subject us to increased pricing pressure. Although we believe our rates are competitive, our competitors may be able to offer more favorable pricing or other advantageous terms. In light of the above factors, we seek to diversify our offerings and as part of our strategy, provide our customers different advertising solutions and constantly adapt our relationship with our customers to respond to their everchanging needs. As a result, we may be compelled to reduce our rates, offer other incentives or other more compelling pricing models in order to maintain our current customers and attract new customers. If a significant number of customers are able to compel us to charge lower rates or provide rate concessions or incentives, there is no assurance that we would be able to compensate for such price reductions or conserve our profit margins.

Large and established internet and technology companies, such as Google, Facebook and Amazon, play a substantial role in the digital advertising market and may significantly impair our ability to operate in this industry.

Google, Facebook and Amazon are substantial players in the digital advertising market and account for a large portion of the digital advertising budgets, along with other smaller players. Such high concentration causes us to be subject to any unilateral changes they may make with respect to advertising on their respective platforms, which may be more lucrative than alternative methods of advertising or partnerships with other publishers that are not subject to such changes. Furthermore, we could have limited ability to respond to, and adjust for, changes implemented by such players.

These companies, along with other large and established Internet and technology companies, may also leverage their power to make changes to their web browsers, operating systems, platforms, networks or other products or services in a way that impacts the entire digital advertising marketplace.

Google Chrome internet browser supports the “Better Ads Standards” implemented by the Coalition for Better Ads, an industry body formed by leading international trade associations and companies involved in online media (in which Undertone is also a member), and removes all ads from certain sites that violate this standard. In addition, in March 2021 Google announced the phase-out support for third-party cookies in Chrome. This, together with other advertisement-blocking technologies incorporated in or compatible with leading internet browsers, could impact our (as well as those of our competitors). These changes could materially impact the way we do business, and if we or our advertising partners are unable to quickly and effectively adjust to those changes, there could be an adverse effect on our revenues and performance.

The consolidation among participants within the digital advertising market could have a material adverse impact on our business, financial condition and results of operations.

The digital advertising industry has experienced substantial evolution and consolidation in recent years and we expect this trend to continue, increasing the capabilities and competitive posture of larger companies, particularly those that are already dominant in various ways, and enabling new or stronger competitors to emerge. This consolidation could adversely affect our business, financial condition and results operations in a number of ways, including:

•

our customers or partners could acquire, or be acquired by, our competitors and terminate their relationship with us;

•

our competitors could improve their competitive position or broaden their offerings through strategic acquisitions or mergers.

We are currently able to serve, track and manage advertisements for our customers as well as for our own operations, on a variety of networks and websites. The consolidation trend could substantially impair our ability to operate if such consolidated companies decide not to permit us to serve, track or manage advertisements on their websites and/or on our properties, if they develop ad placement systems that are incompatible with our ad serving capabilities or if they use their market power to force their customers to use certain vendors on their networks or websites and/or on our properties. Any rapid and/or significant decline in the availability of inventory can adversely affect advertising spend with us and consequently adversely affect our financial conditions and results of operations.

Our primary advertising customers are advertising agencies, and many of those agencies are owned, affiliated with or controlled by a small number of large holding companies. If any of these holding companies decide to reduce or terminate their business relationship with us for any reason, it may lead to a material adverse impact on our business, financial conditions and results of operation.

If the demand for digital advertising does not continue to grow or customers do not embrace our solutions, this could have a material adverse effect on our business financial condition results of operation.

A substantial portion of our revenues is derived from the sale of our digital advertising solutions and we have made significant investments in our ability to deliver different types of advertisements, including high impact advertising, CTV and iCTV which are compatible on multiple devices and channels as well as different content monetization solutions for which we partnered with advertising networks in order to be able to serve ads on our properties. Nonetheless, (i) if customers do not embrace our solutions (ii) if our integration with advertising networks is not successful, (iii) if there is a reduction in general demand for digital advertising, in spend for certain channels or solutions, or (iv) if the demand for our specific solutions and offerings decreases, our revenues could decline or otherwise our business may be adversely affected.

Due to our evolving business model and rapid changes in the Internet and the nature of services we provide, it is difficult to accurately predict our future performance and may be difficult to increase revenue or profitability.

As the digital advertising ecosystem is dynamic, seasonal and challenging, it is hard to predict our future performance, particularly with regard to the effect of our efforts to increase revenue and profitability. If we are unable to continuously improve our systems and processes, adapt to the changing and dynamic needs of our customers or align our expenses with our revenue level, it will impair our ability to be compelling and profitable.

In addition, we may experience in the future an overall decline in advertising spend as a result of which we may experience revenue decrease due to competition, market demand or other factors, which could influence our ability to continue our investment in technology (in response to industry developments in order to remain competitive or otherwise). If we are unable to respond to such changes and timely adapt our business model, we may not be able to sustain growth or to achieve or sustain profitability and our business may be adversely affected.

We depend on supply sources to provide us with advertising inventory in order for us to deliver advertising campaigns in a cost-effective manner.

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

Our supply sources typically make their advertising inventory available to us on a non-exclusive basis and are not required to provide any minimum amounts of advertising inventory to us or to provide us with a consistent supply of advertising inventory, at any predetermined price or through real time bidding. Supply sources often maintain relationships with various sources of demand that compete with us, and it is easy for supply sources to quickly shift their advertising inventory among these demand sources, or to shift inventory to new demand sources, without notice or accountability. Supply sources may also seek to change the terms at which they offer inventory to us, or they may allocate their advertising inventory to our competitors who offer more favorable economic terms or whose offerings or technology are considered more beneficial. Supply sources may also elect to sell all, or a portion, of their advertising inventory directly to advertisers and agencies, or they may develop their own competitive offerings, which could diminish the demand for our solutions. In addition, significant supply sources within the industry may enter into exclusivity arrangements with our competitors, which could limit our access to a meaningful supply of inventory. As a result of all of these factors, our supply sources may not supply us with sufficient amounts of high-quality digital advertising inventory in order for us to fulfill the demands of our advertising customers.

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

•

Supply sources may be reluctant or unable to adopt certain of our proprietary and unique high-impact, CTV and iCTV ad formats for a variety of reasons (such as user preference changes making such ad formats less desirable, or technological limitations, such as connection with header bidding or the ability to transact programmatically), resulting in limited advertising inventory supply for such formats and inhibiting our ability to scale such formats.

Because of these factors, we seek to expand and diversify our supply sources; nonetheless, if our supply sources terminate or reduce our access to their advertising inventory, increase the price of inventory or place significant restrictions on the sale of their advertising inventory, or if platforms or exchanges terminate our access to them and we are unsuccessful in establishing or maintaining our relationships with supply sources on commercially reasonable terms, we may not be able to replace this with inventory from other supply sources that satisfy our requirements in a timely and cost-effective manner. If any of this happens, our revenue could decline or our cost of acquiring inventory could increase, which, in turn, could lower our operating margins and materially adversely affect our advertising business.

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

Non-compliance with industry self-regulation could negatively impact on our business, brand and reputation.

In addition to compliance with applicable laws and regulations, we voluntarily participate in industry self-regulatory bodies such as the Network Advertising Initiative, or the NAI, which promulgate best practices or codes of conduct addressing, inter alia, the delivery of digital advertising and privacy. If we are unable to follow and abide by the rules and principles provided by such self-regulatory bodies and/or align the conduct of our business and practices with changes to such rules and principles, we may be subject to investigations by such self-regulatory bodies or other accountability groups, our customers and partners as well as users. Handling such actions may require us to devote financial and managerial resources, require us to change our business practices, and cause damage to our brand, which in turn could materially adversely affect our business, financial condition and results of operations.

We may be unable to deliver advertising in a brand-safe environment, which could harm our reputation and cause our business to suffer.

It is important for advertisers that their advertisements are not placed in or near content that is unlawful or would be deemed offensive or inappropriate by their customers, or near other advertisements for competing brands or products. While we strive to have all of our online advertisements appear in a brand-safe environment, we cannot guarantee that they will be delivered in such an environment. If we are not successful in doing so, our reputation could suffer and our ability to attract potential advertisers and retain and expand business with existing advertisers could be harmed, or our customers may seek to avoid payment or demand refunds, any of which could harm our business, financial conditions and results of operations.

The advertising industry is highly competitive. If we cannot compete effectively and overcome the technological gaps in this market, our revenues are likely to decline.

We face intense competition in the marketplace. We operate in a dynamic market that is subject to rapid development and the introduction of new technologies, products and solutions, changing branding objectives, evolving customer demands rules, regulations and industry guidelines, all of which affect our ability to remain competitive. There are a large number of digital media companies and advertising technology companies that offer products or services similar to or more compelling than ours and that compete with us for finite advertising budgets and for limited inventory from publishers. There is also a large number of niche companies that are competitive with us, as they provide a subset of the services that we provide. Some of our existing and potential competitors may be better established, benefit from greater name recognition, may offer solutions and technologies that we do not offer or that are more evolved than ours, and may have significantly more financial, technical, sales and marketing resources than we do. In addition, some competitors, particularly those with a larger and more diversified revenue base and a broader offering, may have greater flexibility than we do to compete aggressively on the basis of price and other contract terms as well as respond to market changes. Additionally, companies that do not currently compete with us in this space may change their services to be competitive if there is a revenue opportunity, and new or stronger competitors may emerge through consolidations or acquisitions. If our digital advertising platform and solutions are not perceived as competitively differentiated or we fail to develop adequately to meet market evolution, or acquire companies to help us overcome the technological gaps in a timely manner and meet the market demands, we could lose customers and market share or be compelled to reduce our prices and harm our operational results.

In addition, in certain periods in the past, we and our competitors engaged in the search business and have experienced negative market bias relating to such activity. There is no assurance that our ability to compete effectively in the future may not be affected by negative market perception. Because of these factors, we continuously seek to diversify our product suite to respond to the changing needs and interests of our customers to benefit from a variety of different offerings, however, we cannot guarantee that we will always be able to accommodate such needs, that such efforts would yield the expected revenue or that we will adapt quickly enough (and/or in a cost effective manner) to evolving changes to the Internet and related regulations, technologies, applications and devices, which could adversely impact our reputation, and, in turn, our business, financial condition and results of operations.

Our advertising business is susceptible to seasonality, unexpected changes in campaign size and prolonged cycle time, which could affect our business and results of operations.

The revenue of our advertising business is affected by a number of factors, including:

•

Historically, in most cases our advertising solution experienced the lowest sales in the first quarter and the highest sales in the fourth quarter, with the second and third quarters being slightly stronger than the first quarter. Nonetheless, as a result of the initial effect of COVID-19, overall ad-spend reductions in the second quarter of 2020, across different sectors and in particular, travel and automobile, resulted in a decrease in our business operations in comparison to the second quarter of 2019. Fourth quarter sales tend to be the highest due to a need to utilize remaining budgets, and increased customer advertising volumes during the holiday selling season.

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

Increased availability of advertisement-blocking technologies could limit or block the delivery or display of advertisements by our solutions, which could undermine the viability of our business, financial condition and results of operations.

Advertisement-blocking technologies, such as mobile apps or browser extensions that limit or block the delivery or display of advertisements, are currently available for desktop and mobile users. Further, new browsers and operating systems, or updates to current browsers or operating systems, offer native advertisement-blocking technologies to their users, such as the support of Google Chrome in blocking advertisements from web sites that violate the “Better Ads Standards” established by the Coalition for Better Ads (in which Undertone is a member). As such technologies or practices become widespread, this could have a material adverse effect on our business, financial condition and results of operations.

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

Our publishers or advertisers might decide not to allow us to collect some or all of this data or might limit our use of this data. Our ability to either collect or use data could be restricted by new laws or regulations, including, the General Data Protection Regulation (the “GDPR”), which entered into effect in the European Union in May 2018. These laws and regulations define personal data to include location data and online identifiers, which are commonly used and collected parameters in digital advertising, and impose more stringent user consent requirements, changes in technology, operating system restrictions, requests to discontinue using certain data, restrictions imposed by advertisers and publishers, industry standards or consumer choice.

Additionally, in June 2018, California passed the California Consumer Privacy Act (“CCPA”), which provides data privacy rights for consumers and operational requirements for companies. Specifically, companies covered by the CCPA must provide new disclosures to California consumers and afford such consumers new abilities to opt-out of certain sales of personal information. The CCPA became operative in January 1, 2020 and additional U.S. states may begin to implement similar new laws or regulation. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. In addition to the CCPA, the California Privacy Rights Act (“CPRA”) which passed in November 2020 will take effect in January 2023 and will expand the rights granted under the CCPA and impose additional notice and opt out obligations, including an obligation to provide an opt-out for behavioral advertising.

Further, in March 2017, the United Kingdom (“U.K.”) formally notified the European Council of its intention to leave the EU pursuant to Article 50 of the Treaty on European Union (“Brexit”) and subsequently ceased to be an EU Member State on January 31, 2020, but enacted, a Data Protection Act substantially implementing the GDPR, effective in May 2018, which was further amended to align more substantially with the GDPR following Brexit. At the end of 2020, the law of the European Union ceased to apply to the U.K., and the U.K. and European Union are currently working under a temporary cooperation agreement to establish rules governing the data flow between the U.K. and European Union. It is unclear how U.K. data protection laws or regulations will develop in the medium to longer term and how data transfers to and from the U.K. will be regulated. In addition, some countries are considering or have enacted legislation requiring local storage and processing of data that could increase the cost and complexity of delivering our services.

Additionally, recent legal developments in Europe have created complexity and uncertainty regarding transfers of personal data from the EEA to the United States. Most recently, on July 16, 2020, in a case known as Schrems II, the Court of Justice of the European Union (“CJEU”) invalidated the EU-US Privacy Shield Framework (“Privacy Shield”) under which personal data could be transferred from the EEA to US entities who had self-certified under the Privacy Shield scheme. While the CJEU upheld the adequacy of the standard contractual clauses (a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism, and potential alternative to the Privacy Shield), it made clear that reliance on them alone may not necessarily be sufficient in all circumstances. Use of the standard contractual clauses must now be assessed on a case-by-case basis taking into account the legal regime applicable in the destination country, in particular applicable surveillance laws and rights of individuals and additional measures and/or contractual provisions may need to be put in place, however, the nature of these additional measures is currently uncertain. The CJEU went on to state that if a competent supervisory authority believes that the standard contractual clauses cannot be complied with in the destination country and the required level of protection cannot be secured by other means, such supervisory authority is under an obligation to suspend or prohibit that transfer. There are few viable alternatives to the standard contractual clauses, and the law in this area remains dynamic.

In addition, failure to comply with the Israeli Privacy Protection Law 1981, and its regulations as well as the guidelines of the Israeli Privacy Protection Authority, may expose us to administrative fines, civil claims (including class actions) and in certain cases criminal liability. Current pending legislation may result in a change to the current enforcement measures and sanctions.

The Challenges imposed by the ongoing need to remain compliant with the such rules and regulations, as well the need to implement any changes underlying newly introduced regulations, may slow our growth, and if we are not able to cope with these challenges as effectively as other companies, we will be competitively disadvantaged. Any limitation on our ability to collect and utilize data would make it more difficult for us to be able to optimize ad placement for the benefit of our advertisers and publishers, which could render our solutions less valuable and potentially result in loss of clients and a decline in revenues. Additional details are provided below under “Risks Related to Regulatory Changes” and “— Risks Related to Our Technological Environment.”

If we do not continue to innovate and provide high-quality advertising solutions and services, we may not remain competitive, and our business and results of operations could be materially adversely affected.

Our success depends on our ability to provide customers with innovative, high-quality advertising solutions and services that foster consumer engagement. We face intense competition in the marketplace and are confronted by rapidly changing technology, evolving industry standards, rules and regulations and consumer needs, and the frequent introduction of new products and solutions by competitors, as well as publishers themselves, that we must adapt and respond to in order to remain competitive. Therefore, our continued success depends in part upon our ability to develop new solutions and technologies, enhance our existing solutions and expand the scope of our offerings to meet the evolving needs of the industry. As a result, we must continue to invest significant resources in research and development in order to enhance our technology and our existing solutions and services, and introduce new high-quality solutions and services.

Our operating results will also suffer if our innovations are not responsive to the needs of our customers, are not appropriately timed with market opportunity or are not effectively brought to market. If we are unable to accurately forecast market demands or industry changes, if we are unable to develop or introduce our solutions and services in a timely manner, or if we fail to provide quality solutions and services that run without complication or service interruptions or do not respond properly to the ever changing technological landscape, we may damage our brand and our ability to retain or attract customers. As online advertising technologies continue to develop, our competitors may be able to offer solutions that are, or that are perceived to be, substantially similar to or better than those offered by us. Customers will not continue to do business with us if our solutions do not deliver advertisements in an appropriate and effective manner, through a variety of distribution channels and methods, or if the advertising we deliver does not generate the desired results. In addition, advertising customers may find that content made available through our properties is not suitable for their advertising requirements or that our competitors offer content which is more lucrative and relevant to their advertising needs, resulting in reduction of their advertising spend with us. If we are unable to meet these challenges, our business, financial condition and results of operations could be materially adversely affected.

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

When working with agencies to deliver campaigns on behalf of their brand customers, we generally bill the agency for our products and services, and in most cases, the brand has no direct contractual commitment to us to make any payments. Furthermore, some agencies contractually limit their payment obligations to us through sequential liability provisions, whereby the agency is liable for payment if, and only to the extent, that the agency collects a corresponding payment from the brand on whose behalf our services were rendered. These circumstances may result in longer collections periods, increased costs associated with pursuing brands directly for payments, or our inability to collect payments. In summary, if we are unsuccessful in establishing or maintaining our relationships with these agencies on commercially reasonable terms or if the agencies are unable to effectively collect corresponding payments from the brands, our ability to compete in the marketplace or to grow our revenues could be impaired and our operating results could suffer.

If the demand for social advertising does not grow as expected, or if our solution for advertising through those channels is not competitive, the revenues related to our actionable performance monitoring platform could decline.

We leverage the capabilities of Paragone, our actionable performance monitoring SaaS platform, to offer our customers the ability to deliver ads on social networks. The future growth of this market could be negatively impacted if consumers decrease the time they spend engaging on social media sites or mobile applications. In addition, the demand for advertising in these channels, and the success of our social solutions in particular, may be constrained by the limited flexibility, increased requirements that are associated with advertising in these channels, and the social networks working through independent service providers. As a result, it is difficult to predict the future customer demand for our solution, and there is no guarantee that we will be able to generate significant revenues from our actionable performance monitoring platform. In addition to the foregoing, our actionable performance monitoring platform is dependent on our ability to create, optimize, and manage our customers’ advertising campaigns as well as retrieve and push advertising campaign data to myriad of networks and tools in real time, such as Facebook, Instagram, Messenger, LinkedIn, Snapchat, Pinterest and Twitter. We are subject to each social network’s respective terms and conditions governing our ability to access and utilize its platform. Our actionable performance monitoring platform would be harmed if any of these social networks discontinues our partnership, makes changes to its platform, or modifies the terms and standards applicable to its marketing partners or to advertising on its platform in general. Moreover, these social networks may develop offerings or features that compete with or substitute our solution or may otherwise make changes to their platforms that would render our social advertising solution obsolete. Further, consumers may migrate away to other social networking platforms with which we are not affiliated, which would in turn decrease the demand for our solutions. Any of these outcomes could cause demand for our social marketing platform to decrease, our development costs to increase, and our results of operations and financial condition to be materially adversely affected.

Our search solution depends heavily upon revenues generated from our agreement with Microsoft, and any adverse change in that agreement could adversely affect our business, financial condition and results of operations.

We are highly dependent on our search services agreement with Microsoft Irelands Operations Limited. In November 2020, we entered into a renewed agreement with Microsoft Ireland Operations Limited effective as of January 1, 2021 until December 31, 2024 (the “Microsoft Agreement”). In 2020, the Microsoft Agreement accounted for 51% of our revenues. In this annual report on Form 20-F we refer to Microsoft Corporation and its affiliates as Microsoft.

If our Microsoft Agreement is terminated or substantially amended (not on favorable terms), we would experience a material decrease in our search-generated revenues or the profits it generates and would be forced to seek alternative search providers, at less competitive terms or accelerate the business we have with such search providers. There are very few companies in the market that provide Internet search and search advertising services similar to those provided by Microsoft such as Google and Verizon Media. Such companies are substantially the only participants in western markets, and competitors do not offer as much coverage through sponsored links or searches. If we fail to quickly locate, negotiate and finalize alternative arrangements or otherwise expediate current operations we have with such alternative search providers, or if we do, but the alternatives do not provide for terms that are as favorable as those currently provided and utilized, we would experience a material reduction in our revenues and, in turn, our business, financial condition and results of operations would be adversely affected.

Our search revenue business is highly reliant upon a small number of publishers, who account for the substantial majority of pay-outs to publishers and generate most of our revenues. If we were to lose all or a significant portion of those publishers, our revenues and results of operations would be materially adversely affected.

In 2019 and 2020, the top five publishers distributing our search services accounted for approximately 36% and 22%, respectively, of our revenues. There can be no assurance that these existing publishers will continue utilizing the revenue-generating monetization services at the levels they did in the past or at all. The loss of a substantial portion of our relationships with these publishers, or a substantial reduction in their level of activity, could cause a material decline in our revenues and profitability.

The generation of revenues from search activity through large publishers is subject to competition. If we cannot compete effectively in this market, our revenues are likely to decline.

We obtain a significant portion of our revenues through the configuration of our search service as the default search provider during the download and installation of our publishers’ products and/or use by their services of our search offering and the subsequent searches performed by the users thereof. To achieve these goals, we rely heavily on third-party publishers to distribute and/or implement our search offering as a value-added component of their own offerings. We are therefore constantly looking for more ways to distribute our search offering through various channels, including through independent distribution efforts of our owned and operated products and services. There are other companies that generate revenue from searches, some of them may have other monetization solutions. The large search engine companies, including Google, Microsoft, Verizon Media and others, have become increasingly aggressive in their own search service offerings. In addition, we need to continually maintain the technological advantage of our platform, products and other services in order to attract publishers to our offerings. If the search engine companies engage more direct relationships with publishers or we are unable to maintain the technological advantage to service our publishers, we may lose both existing and potential new publishers and our ability to generate revenues will be negatively impacted.

In order to receive advertisement-generated revenues from our search providers, we depend, in part, on factors outside of our control.

The amount of revenue we receive from search providers depends upon a number of factors outside of our control, including the amount such search providers charge for advertisements, the efficiency of the search provider’s system in attracting advertisers and syndicating paid listings in response to search queries and parameters established by it regarding the number and placement of paid listings displayed in response to search queries. In addition, search providers make analysis about the relative attractiveness (to their advertiser) of clicks on paid listings from searches performed on or through our search assets, and these judgments factor into the amount of revenue we receive. Changes in the efficiency of a search providers’ paid listings network, in its judgment about the relative attractiveness of clicks on paid listings or in the parameters applicable to the display of paid listings, which could come about for a number of reasons, including general market conditions, competition, inventory availability or policy and operating decisions made by Microsoft or other search providers, could have an adverse effect on our business, financial condition and our results of operations.

Should the methods used for the distribution of our search solution, be blocked, constrained, limited, materially changed, based on a change of guidelines, technology or otherwise (as has happened in the past), or made redundant by any of our search engine providers, our ability to generate revenues from our users’ search activity could be significantly reduced.

Agreements with search providers, such as our agreement with Microsoft, require compliance with certain guidelines promulgated by them for the use of the respective brands and services, including the manner in which paid listings are displayed within search results, and the establishment of guidelines to govern certain activities of third parties to whom the search services are syndicated, including the manner in which those parties can acquire new users and drive search traffic. Subject to certain limitations, search partners may unilaterally update their policies and guidelines, which could, in turn, require modifications to, or prohibit and/or render obsolete certain of our search solutions, products, services and practices, which could be costly to address or otherwise have an adverse effect on our business, our financial condition and results of operations. Noncompliance with the search partners’ guidelines, whether by us or by third parties to which we syndicate paid listings or by the publishers through whom we secure distribution arrangements could, if not cured, result in such companies’ suspension of some or all of their services to us, or to the websites of our third party publishers, or the reimbursement of funds paid to us, or the imposition of additional restrictions on our ability to syndicate paid listings or distribute our search solution or the termination of the search distribution agreement by our search partners.

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

As we provide our services through the Internet, we are reliant on our ability to work with the different Internet browsers. The Internet browser market is extremely concentrated with Google’s Chrome, Microsoft’s Internet Explorer, Microsoft Edge and Mozilla’s Firefox, accounting for over 83% of the desktop browser market in 2020, and Google’s Chrome alone accounting for over 68%, based on StatCounter reports. In the past years, Internet browser providers such as Google and Microsoft made changes and updated their policies and technology in general, and specifically those relating to change of search settings. Each such change limits and constrains our ability to offer or change search properties. In addition, the desktop operating system market is very concentrated as well, with Microsoft Windows dominating over 76% of the market in 2020, and Apple operating systems accounting for 17% of that market, based on StatCounter reports. During 2015, Microsoft announced changes to its browser modifier detection criteria and issued a new operating system (Windows 10), which included a new default Internet browser (Edge). In addition, in June 2018 Google limited the ability to install Chrome browser extensions only from within the Chrome Web Store. Some of these changes limited our ability to maintain our users’ browser settings. If Microsoft, Google, Apple or other companies that provide Internet browsers, operating systems or other platforms, effectively further restrict, discourage or otherwise hamper companies, like us, from offering or changing search services, this would continue to cause a material adverse effect on our revenue and our financial results.

Currently most individuals are using mobile devices to access the Internet, while substantial part of our search revenuegeneration and services are currently not widely spread on mobile platforms. Also, web-based software and similar solutions are impacting the attractiveness of downloadable software products.

Historically, the market related to desktop computers has accounted for substantial part of our search revenues. In recent years, there has been a trend towards shifting Internet usage from desktop computers to mobile devices such as mobile phones, tablets, etc. While in 2016 desktop worldwide market share was 54.09% it declined to 45.91% in 2017 and was later stabilized and increased to 46.93% in 2020, based on StatCounter reports; on the other hand, mobile worldwide market share in 2016 was 45.91% rising to 54.09% in 2017 and stabilizing at 53.07% in 2020, based on StatCounter reports. If this trend towards using non-desktop devices accelerates and desktop usage will decline, our search offerings will become less relevant and may fail to attract publishers and web traffic. In addition, even if consumers do use our services, our revenue growth will still be adversely affected if we do not rapidly and successfully implement adequate revenue-generating models for mobile platforms to respond such decline in desktop.

Web (or “cloud”) based software and similar solutions do not require the user to download software and thus provide a very portable and accessible alternative for desktop computers, as compared to downloadable software. While there are advantages and disadvantages to each method and system and the markets for each of them remain large, the market for web-based systems is growing at the expense of downloadable software. Should this trend accelerate faster than our partners’ ability to provide differentiating advantages in their downloadable solutions, this could result in fewer downloads of their products and lower search revenues generated through the download of these products. See Item 4.B. “Business Overview—Competition” for additional discussion of our competitive market.

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

The global COVID-19 health pandemic has begun to adversely affect and could potentially severely affect, our business, results of operations and financial condition due to impacts on our industry, as well as impacts from remote work arrangements, actions taken to contain the virus or treat its impact, and the speed and extent of the recovery.

As of December 31, 2020, the COVID-19 (coronavirus) pandemic had made a significant impact on global economic activity. Governmental authorities around the world have implemented measures to reduce the spread of COVID-19. These measures, including shutdowns and “shelter-in-place” orders suggested or mandated by governmental authorities or otherwise elected by companies as a preventative measure, have adversely affected workforces, customers, consumer sentiment, economies and financial markets, and, along with decreased consumer spending, have led to an economic downturn in many of our markets.

Since the beginning of March 2020, we have been navigating a rapidly changing business environment as the COVID-19 pandemic has unfolded. In the second quarter of 2020, there was an estimated 10% to 20% decline in advertising spending. While in the first quarter of 2020, our digital advertising business has been hurt by this reduction in spending, we have seen improvement in ad spend as the third quarter of 2020 progressed and the momentum continued through the fourth quarter of 2020, this, despite the reduction in travel and entertainment advertising which contributed approximately $10 million in revenues in 2019. Nonetheless, we expect that our digital advertising business will continue to face difficulties, as brands and agencies reduce and cautiously manage their digital advertising budgets. As part of our efforts to minimize the impact of that reduced advertising spending on the profitability of our operations, we have implemented cost-saving measures yielding more than $10 million in annual savings (compared to our pro forma financial results of operations for 2019, which combine our results with those of our recently acquired company, Content IQ, as if we had acquired it at the start of 2019). During 2020, our search business experienced increased number of searches, despite lower RPMs (rate per mille). The strength of our search business could reduce the harm that our adversely-impacted digital advertising business might cause to our overall results of operations.

Operationally, as a result of the COVID-19 pandemic and related response measures, we have transitioned our employees to remote working arrangements and temporarily closed and/or otherwise implemented hybrid remote-work with limited onsite presence in our offices in the United States, Europe and Israel. Due to the uncertainty of COVID-19, we will continue to assess the situation, including abiding by any government-imposed restrictions, market by market.

Although currently our operations are handled mostly remotely (with some onsite hybrid presence) and run smoothly, the remote work arrangements could, if interrupted, negatively impact the execution of our business plans and operations. If a natural disaster, power outage, connectivity issue, or other event occurs that impacts our employees’ ability to work remotely, it may be difficult or, in certain cases, impossible, for us to continue our business for a substantial period of time. The increase in remote working may also result in IT security and fraud incidents.

There are additional variables that frustrate our ability to accurately predict the impact that COVID-19 will have on our operations going forward. despite the recent development and introduction of different vaccines to COVID-19, there is still much uncertainty as to the length of time that the pandemic and related disruptions will continue, the impact of governmental regulations or easement of regulations in response to the strengthening or weakening of the pandemic, and the degree of overall changes in consumer behavior. Numerous state and local jurisdictions have imposed, and others in the future may impose, “shelter-in-place” orders, quarantines, executive orders and similar government orders and restrictions for their residents to control the spread of COVID-19. For example, Israel, federal and state governments in the United States, France and Ukraine, the locations in which our primary offices are located, have imposed limitations on gatherings, social distancing measures and restrictions on movement, only allowing essential businesses to remain open. Such orders or restrictions have resulted in temporary store closures, work stoppages, slowdowns and delays, travel restrictions and cancellation of events, among other effects, any of which may negatively impact workforces, customers, consumer sentiment and the economies in many of our markets, and as a result, may further adversely affect our operations.

The COVID-19 pandemic may furthermore even lead to a global economic downturn that is more than temporary and could adversely affect the need for our services generally. A downturn could also have a material adverse impact on our business partners’ stability and financial strength. Given the uncertainties associated with COVID-19, it is difficult to fully predict the magnitude of potential effects on our and our business partners’ business, financial condition and results of operations. While we have a strong cash position and generate positive cash flow from our operations, we cannot guarantee that our financial condition will not be adversely affected in a material manner.

To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described herein.

Risks related to our Financial and Corporate Structure

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

Further, our ability to execute our business strategy also depends on our ability to continue to attract, retain and motivate qualified and skilled technical and creative personnel and skilled management, marketing and sales personnel, as well as third party technology vendors and other consultants and contractors. We operate out of different locations around the globe and competition for well-qualified employees in our industry is intense and our continued ability to compete effectively depends, in part, upon our ability to retain existing key employees and to attract new skilled and qualified employees as well, which can be difficult, expensive and time-consuming. If we cannot attract and retain additional experienced key employees or if we lose one or more of our current key employees, our ability to develop or market our products and attract or acquire new users could be adversely affected. Although we have established programs to attract new employees and provide incentives to retain existing employees, particularly senior management, we cannot be assured that we will be able to retain the services of senior management or other key employees as we continue to integrate and develop our solutions or that we will be able to attract new employees in the future who are capable of making significant contributions and we may face challenges in adequately or appropriately integrating them into our workforce and organizational culture. See Item 6. “Directors, Senior Management and Employees.”

We have acquired and may continue to acquire other businesses. These acquisitions divert a substantial part of our resources and management attention and have in the past and could in the future, cause further dilution to our shareholders and adversely affect our financial results.

We acquired Make Me Reach (currently, Paragone) in February 2015 and Undertone in November 2015, Captain Growth in March 2019, Content IQ in January 2020 and Pub Ocean Limited, or Pub Ocean in July 2020, and we may continue to acquire complementary products, technologies or businesses. Seeking and negotiating potential acquisitions to a certain extent diverts our management’s attention from other business concerns and is expensive and time-consuming. Acquisitions expose us and our business to unforeseen liabilities or risks associated with the business or assets acquired or with entering new markets. In addition, we lost and might continue to lose key employees and vendors while integrating new organizations and may not effectively integrate the acquired products, technologies or businesses or achieve the anticipated revenues or cost benefits, and we might harm our relationships with our future or current technology suppliers. Future acquisitions could result in customer dissatisfaction or vendor dissatisfaction or performance problems with an acquired product, technology or company. Paying the purchase price for acquisitions in the form of cash, debt or equity securities may weaken our cash position, increase our leverage or dilute our existing shareholders, as applicable. Furthermore, a substantial portion of the price paid for these acquisitions is typically for intangible assets. We may be required to pay additional funds for earn-outs based on achievement of milestones, or may incur contingent liabilities, amortization expenses related to intangible assets or possible impairment charges related to goodwill or other intangible assets (which has occurred in the past) or become subject to litigation or other unanticipated events or circumstances relating to the acquisitions, and we may not have, or may not be able to enforce, adequate remedies in order to protect our Company. Moreover, acquisitions may end up in losses, unwanted results and waste of valuable resources, time and money.

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

In 2017, we recorded an impairment charge in the total amount of approximately $85.7 million - see Item 5.A. “Operating and Financial Review and Prospects—Operating Results-Critical Accounting Policies and Estimates—Goodwill.” We will continue to conduct impairment analyses of our goodwill as required. Further impairment charges with respect to our goodwill would have a material adverse effect on our results of operations and shareholders’ equity in future periods.

Several shareholders may be able to control us.

As of March 14, 2021, we have several shareholders, that each beneficially holds more than 5% of our outstanding shares. See Item 7.A. “Major Shareholders and Related Party Transactions—Major Shareholders” for more information. To our knowledge, these shareholders are not party to a voting agreement with respect to our shares. However, should they or any other shareholders decide to act together, they may have the power to control the outcome of matters submitted for the vote of shareholders. In addition, such share ownership may make certain transactions more difficult and result in delaying or preventing a change in control of the Company, unless approved by them.

Our share price has fluctuated significantly and could continue to fluctuate significantly.

The market price for our ordinary shares, as well as the prices of shares of other Internet companies, has been volatile. Between January 2020 and March 2021, our share price has fluctuated from a low of $3.67 to a high of $27.26, and the daily average trading volume in that period was 606,515 (and for the period of January 1, 2020 and until December 31, 2020, was 377,014). The following factors may cause significant fluctuations in the market price of our ordinary shares:

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

As of March 14, 2021, there were outstanding an aggregate of 4,456,378 options to purchase our ordinary shares. As these securities vest, the holders thereof could sell the underlying shares without restrictions, except for the volume limitations under Rule 144 applicable to our affiliates.

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

A significant portion of our costs, primarily personnel expenses, are incurred in NIS. Inflation in Israel may have the effect of increasing the U.S. dollar cost of our operations in Israel. Further, since the U.S. dollar declined in value in relation to the NIS, it has become more expensive for us to fund our operations in Israel. A revaluation of one percent of the NIS as compared to the U.S. dollar could impact our income before taxes by approximately $0.1 million. The exchange rate of the U.S. dollar to the NIS has been volatile in the past, increasing by approximately 8% in 2018, decreasing by approximately 8% in 2019 and decreasing by approximately 7% in 2020. As of December 31, 2020, we had a foreign currency net liability of approximately $13.4 million (which number includes approximately $8.0 million in NIS denominated to the Right of Use liability relates to our offices in Israel), and our total foreign exchange loss was approximately $1.3 million for the year ended December 31, 2020. To assist us in assessing whether or not, and how to, hedge risks associated with fluctuations in currency exchange rates, we have contracted a consulting firm proficient in this area. We may incur losses from unfavorable fluctuations in foreign currency exchange rates.

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

See Item 8.A “Consolidated Statements and Other Financial Information—Policy on Dividend Distribution” for additional information regarding the payment of dividends.

We are subject to ongoing costs and risks associated with complying with extensive corporate governance and disclosure requirements.

As an Israeli public company, traded on Nasdaq, we incur significant legal, accounting and other expenses. We incur costs associated with our public company reporting requirements as well as costs associated with corporate governance and public disclosure requirements, including requirements under the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the Listing Rules of the Nasdaq Stock Market, regulations of the SEC, the provisions of the Israeli Securities Law that apply to dual listed companies (companies that are listed on the Tel Aviv Stock Exchange Ltd. (“TASE”) and another recognized stock exchange located outside of Israel) and the provisions of the Israeli Companies Law 5759-1999 (the “Companies Law”) that apply to us. We have also contracted an internal auditor and a consultant for implementation of and compliance with the requirements under the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act requires an annual assessment by our management of our internal control over financial reporting of the effectiveness of these controls as of year-end. In connection with our efforts to comply with Section 404 and the other applicable provisions of the Sarbanes-Oxley Act, our management and other personnel devote a substantial amount of time, and we have hired, and may need to hire, additional accounting and financial staff to assure that we comply with these requirements. We are also required to have our independent registered public accounting firm issue an opinion on the effectiveness of our internal control over financial reporting on an annual basis. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal control over financial reporting is effective. If we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion on the effectiveness of our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, which could cause the price of our common stock to decline, and we may be subject to investigation or sanctions by the SEC. The additional management attention and costs relating to compliance with the foregoing requirements could adversely affect our financial results. See Item 5.A “Operating and Financial Review and Prospects—Operating Results—General and Administrative Expenses” for a discussion of our increased expenses as a result of being a public company.

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

There can be no assurance that we will not be a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for any taxable year.

In general, a non-U.S. corporation is a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the value of its assets (generally determined on an average quarterly basis) consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns (or is treated as owning for U.S. federal income tax purposes), directly or indirectly, at least 25% by value of the shares or equity interests of another corporation or partnership is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash is generally a passive asset for these purposes. Goodwill is generally characterized as a non-passive or passive asset based on the nature of the income produced in the activity to which the goodwill relates.

We believe that we were not a PFIC for our 2020 taxable year. However, there can be no assurance that we will not be a PFIC for the current or any future taxable year because our PFIC status is an annual determination that can be made only after the end of the relevant taxable year and will depend on the composition of our income and assets and the value of our assets from time to time (including the value of our goodwill, which may be determined, in large part, by reference to the market price of our ordinary shares, which has been, and may continue to be, volatile). Because the value of our goodwill may be determined by reference to our market capitalization from time to time, our risk of being or becoming a PFIC for any taxable year will increase if our market capitalization declines.

If we are a PFIC for any taxable year during which a U.S. investor owns our ordinary shares, the U.S. investor could be subject to adverse U.S. federal income tax purposes. See “Taxation- U.S. Federal Income Tax Considerations- Passive Foreign Investment Company Rules.”

Our business could be negatively affected as a result of actions of activist shareholders, and such activism could impact the trading value of our securities.

In recent years, certain Israeli issuers listed on United States exchanges, including our Company, have been faced with governance-related demands from activist shareholders, as well as unsolicited tender offers and proxy contests. Although as a foreign private issuer we are not subject to U.S. proxy rules, responding to these types of actions by activist shareholders could be costly and time-consuming, disrupting our operations and diverting the attention of management and our employees. Such activities could interfere with our ability to execute our strategic plan. In addition, a proxy contest for the election of directors at our annual meeting would require us to incur significant legal fees and proxy solicitation expenses and require significant time and attention by management and our board of directors. The perceived uncertainties due to these potential actions of activist shareholders also could affect the market price and volatility of our securities.

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

As a foreign private issuer, whose shares are listed on Nasdaq, we are permitted to follow certain home country corporate governance practices instead of certain requirements contained in the Nasdaq listing rules. We follow the requirements of the Companies Law in Israel, rather than comply with the Nasdaq requirements, in certain matters, including with respect to the quorum for shareholder meetings, sending annual reports to shareholders, and shareholder approval with respect to certain issuances of securities. See Item 16.G. “Corporate Governance” in this Annual Report on Form 20-F for a more complete discussion of the Nasdaq Listing Rules and the home country practices we follow. As a foreign private issuer listed on Nasdaq, we may also elect in the future to follow home country practice with regard to other matters as well. Accordingly, our shareholders may not be afforded the same protection as provided under Nasdaq’s corporate governance rules to shareholders of U.S. domestic companies.

Provisions of our articles of association and Israeli law may delay, prevent or make an acquisition of our Company difficult, which could prevent a change of control and, therefore, depress the price of our shares.

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions. In addition, our articles of association contain provisions that may make it more difficult to acquire our Company, such as provisions establishing a staggered board. Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to some of our shareholders. See Exhibit 2.1 to this annual report on Form 20-F, which is incorporated by reference into this annual report on Form 20-F, and Item 10.E. “Taxation—Israeli Taxation” for additional discussion about some anti-takeover effects of Israeli law.

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

Our business is constantly challenged and may be impacted by disruptions, including information technology attacks or failures. Cybersecurity attacks, in particular, are a growing and evolving risk, and often are difficult or impossible to detect for long periods of time or to successfully defend against. Such attacks include, but are not limited to, malicious software, attempts to gain unauthorized access to data, and other electronic security breaches that could lead to disruptions in systems, unauthorized release of confidential or otherwise protected information and corruption of data and overloading our servers and systems with communications and data. Unidentified groups have hacked numerous Internet websites and servers, including our own, for various reasons, political, commercial and other. Given the unpredictability of the timing, nature and scope of such disruptions, we could potentially be subject to substantial system downtimes, operational delays, other detrimental impacts on our operations or ability to provide products and services to our customers, the compromising of confidential or otherwise protected information, the destruction or corruption of data, security breaches, other manipulation or improper use of our systems and networks, financial losses from remedial actions, loss of business or potential liability, and/or damage to our reputation, any of which could have a material adverse effect on our cash flows, competitive position, financial condition and results of operations. Although these attacks cause certain difficulties, they have not had, to date, a material adverse effect on our business, financial condition or results of operations. However, because techniques used to obtain unauthorized access or sabotage systems change frequently and generally are not identified until they are launched against a target, there can be no assurance that such attacks can be prevented or that any such incidents will not have a material adverse effect on us in the future. In addition, if we suffer a highly publicized security breach, even if our platforms and solutions perform effectively, such a breach could have an adverse effect and cause us to suffer reputational harm, lose existing commercial relationships and customers or deter customers from purchasing additional solutions and prevent new customers from purchasing our solutions.

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

We implement and use proprietary and third party technologies to identify fraudulent or suspicious impressions, clicks or conversions. Despite our efforts, it can be difficult to detect fraudulent suspicious activity for different reasons. If fraudulent or other malicious activity is perpetrated by others, and we are unable to detect and prevent it, the affected advertisers may experience or perceive a reduced return on their investment. High levels of invalid or fraudulent activity could lead to dissatisfaction with our advertising services, refusals to pay, refund or make-good demands or withdrawal of future business. Any of these occurrences could damage our brand and lead to a loss of our revenue.

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

To keep pace with technological developments, satisfy increasing developer requirements, maintain the attractiveness and competitiveness of our advertising solutions and ensure compatibility with evolving industry standards, we will need to regularly enhance our platform and solutions as well as develop and introduce new services on a timely basis. We also must update our software to reflect changes in advertising networks’ application programming interfaces (“APIs”), technological integration and terms of use. The success of any enhancement or new solution depends on several factors, including timely completion, adequate quality testing, appropriate introduction and market acceptance. Our inability, for technological, business or other reasons, to timely enhance, develop, introduce and deliver compelling advertising services in response to changing market conditions and technologies or evolving expectations of advertisers or consumers could hurt our ability to grow our advertising business.

Our products operate in a variety of computer and device configurations and could contain undetected errors or defects that could result in product failures, lost revenues and loss of market share.

Our software and advertising products may contain undetected errors, failures or defects, especially when the products are first introduced or when new versions are released. Our customers’ computer and other device environments are often characterized by a wide variety of standard and non-standard configurations that make pre-release testing for programming or compatibility errors very difficult and time-consuming. As a result, there could be errors or failures in our products. In addition, despite testing by us and beta testing by some of our users, errors, failures or bugs may not be found in new products or releases until after commencement of commercial sales and distribution. In the past, we have discovered software errors, failures and defects in certain of our product offerings after their full introduction and have experienced delayed or lost revenues during the period required to correct these errors.

Errors, failures or defects in products released by us could result in negative publicity, product returns, make-goods, refunds, loss of or delay in market acceptance of our products, loss of competitive position or claims by customers. Alleviating any of these problems could require significant expense and resources and could cause interruptions to our products.

We depend on third party Internet, telecommunication and hosting providers to operate our platforms, websites and services. Temporary failure of these services, including catastrophic or technological interruptions, would materially reduce our revenues and damage our reputation, and securing alternate sources for these services could significantly increase our expenses and be difficult to obtain.

Our third-party Internet, hosting and telecommunication providers may experience disruptions, which would reduce our revenues and increase our costs. We own servers located in Israel, Europe and the United States and we also rent the services of approximately 1,000 servers located around the world, mainly through Amazon Web Services. Our servers include mainly web servers, application servers, data collection servers, data storage servers, data processing servers, mail servers and database servers. While we believe that there are many alternative providers of hosting and other communication services available to us, the costs associated with any transition to a new service provider could be substantial. Furthermore, although we maintain back-up systems for most aspects of our operations, we could still experience deterioration in performance or interruption in our systems, delays, and loss of critical data and registered users and revenues, in addition, the services of such providers could be vulnerable to damage or interruption from earthquakes, hurricanes, floods, fires, cyber security attacks, terrorist attacks, power losses, telecommunications failures and similar events. The occurrence of a natural disaster or an act of terrorism, a decision to close such providers facilities without adequate notice, or other unanticipated problems could result in lengthy interruptions to our services. The facilities of such providers also could be subject to break-ins, computer viruses, sabotage, intentional acts of vandalism and other misconduct.

Our systems are also not fully redundant and our disaster recovery planning may not be sufficient for all eventualities. In addition, we may have inadequate insurance coverage to compensate us for losses from a major interruption. Furthermore, interruptions in the services of our providers or their inability to meet the service capacity we require, could result in interruptions in the availability or functionality of our solutions or materially impede our ability to attract and onboard new customers to services and to maintain relationships with current customers. Difficulties of this kind could damage our reputation, be expensive to remedy and curtail our growth.

The introduction of new browsers and other popular software products may materially adversely affect user engagement with our search services.

Users typically install new software and update their existing software as new or updated software is introduced online by third-party developers. In addition, when a user purchases a new computing device or installs a new Internet browser, it generally uses the Internet search services that are typically pre-installed on the new device or Internet browser. Our products are distributed online and are usually not pre-installed on computing devices. Further, as many software vendors that distribute their solutions online also offer search services alongside their primary software product, users often replace our search services with those provided by these vendors in the course of installing new software or updating existing software. After users have installed search solutions offered by us, any event that results in a significant number of our users changing or upgrading their Internet browsers could result in the failure to generate the revenues that we anticipate from our users and result in a decline in our user base. Should we not be able to timely respond to such changes or in the event that the search solutions offered by vendors would offer better user experience than the one offered by us, this could have an adverse effect on our business, financial condition and our results of operations. Finally, although we constantly monitor the compatibility of our Internet search services and related solutions with such new versions and upgrades, we may not be able to make the required adjustments to ensure constant availability and compatibility of such solutions.

Risks Related to Regulatory Changes

Regulatory, legislative, or self-regulatory developments relating to e-commerce, Internet advertising, privacy and data collection and protection, and uncertainties regarding the application or interpretation of existing laws and regulations, could harm our business.

Our business is conducted through the Internet and therefore, among other things, we are subject to the laws and regulations that apply to e-commerce and online businesses around the world. These laws and regulations are becoming more prevalent in the United States, Europe, Israel, Canada and elsewhere and may impede the growth of the Internet and consequently our services. These regulations and laws may cover user privacy, data collection and protection, location of data storage and processing, content, use of “cookies,” access changes, “net neutrality,” pricing, advertising, distribution of “spam”, intellectual property, distribution of products, protection of minors, consumer protection, taxation and online payment services.

Many areas of the law affecting the Internet remain largely unsettled, even in areas where there has been some legislative action. This uncertainty can be compounded when services hosted in one jurisdiction are directed at users in another jurisdiction. For instance, European data protection rules may apply to companies which are not established in the European Union. The General Data Protection Regulation (which became effective in May 2018) presumably have an even wider territorial scope, broadened the definition of personal data to include location data and online identifiers, and imposes more stringent user consent requirements. Further, it includes stringent operational requirements for companies that process personal data and will contain significant penalties for non-compliance. Also in other relevant subject matters, such as cyber security, e-commerce, copyright and cookies, new European initiatives have been announced by the European regulators. To further complicate matters in Europe, to date, member States have some flexibility when implementing European Directives and certain aspects of the GDPR, which can lead to diverging national rules. Similarly, there have been laws and regulations adopted in Israel and throughout the United States (including the California Consumer Privacy Act (2018) which became effective on January 1, 2020) that impose new obligations in areas such as privacy, in particular protection of personally identifiable information and implementing adequate security measures to protect such information, and liability for copyright infringement by third parties. In addition to the foregoing, a new law, titled the California Privacy Rights Act (“CPRA”) which passed in November 2020 will take effect in January 2023, will impose additional notice and opt out obligations which will also be applicable to our advertising business. Similar to the GDPR and the CCPA, the CPRA will require us to devote resources and incur additional costs associated with compliance as well as impose additional restrictions on our and our partners’ operations. In addition, in the US, there have been other privacy bills introduced at both the state and federal level and other countries around the world, such as Brazil, have also introduced new or expanded privacy requirements and we expect that privacy legislation will continue to evolve in the coming years. Therefore, it is difficult to determine whether and how existing laws, such as those governing intellectual property, privacy, data collection and protection, libel, marketing, data security and taxation, apply to the Internet and our business.

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

For more information regarding government regulations to which we are subject, see Item 4.B. “Business Overview— Government Regulation” for additional discussion of applicable regulations affecting our business.

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

Although we strive to comply with the applicable laws and regulations and use our best efforts to comply with the evolving global standards regarding privacy and inform our customers of our business practices prior to any installations of our product and use of our services, it is possible that these laws may be interpreted and applied in a manner that is inconsistent with our data collection, use and preservation practices or that it may be argued that our practices do not comply with other countries’ privacy and data protection laws and regulations. In addition to the possibility of fines, such a situation could result in the issuance of an order requiring that we change our data collection or retention practices, which in turn could have a material adverse effect on our business. See “Item 4.B. Business Overview—Government Regulation” for additional discussion of applicable regulations.

If one or more states or countries determine that we are required to collect sales, use, or other taxes on the services that we sell, this may result in liability to pay sales, use, and other taxes (plus interest and penalties) on prior sales and a decrease in our future sales revenue.

While in some states we are subject to sales tax, in general, the digital advertising business has not traditionally paid sales tax. However, a successful assertion by one or more cities, states or countries that digital advertising services should be subject to such taxes or that we are not providing digital advertising services, but other services and should collect sales, use, or other taxes on the sale of our services, or that we have failed to do so where required in the past, could result in a decrease in future sales and/or substantial tax liabilities for past sales. Each state and country has different rules and regulations governing sales, use, and other taxes, and these rules and regulations are subject to varying interpretations that may change over time.

Following a US Supreme Court decision regarding the rights of individual states to tax out of state suppliers, certain states have adapted their statutes to expand taxation on out-of-state suppliers of goods and services. Some states are also pursuing legislative expansion of the scope of goods and services that are subject to sales and similar taxes as well as the circumstances in which a vendor of goods and services must collect such taxes. Furthermore, legislative proposals have been introduced in Congress that would provide states with additional authority to impose such taxes. Accordingly, it is possible that either federal or state legislative changes may require us to collect additional sales and similar taxes from our clients in the future which could impact our future sales, and therefore could result in a material adverse effect on our revenue.

For example, in February 2021, the State of Maryland’s House of Delegates and Senate approved legislation to tax digital advertising revenues. Similar bills have been introduced in several other states.

Certain countries in the European Union and elsewhere have recently adopted taxation on digital services including digital advertising, in various forms, such enacted and proposed taxes may have an impact on us.

Under current Israeli, U.S., U.K., Ukrainian and French law, we may not be able to enforce non-competition and non-solicitation covenants and, therefore, we may be unable to prevent our competitors from benefiting from the expertise of some of our former employees and/or vendors, whether current or former.

We have entered into non-competition and non-solicitation agreements with many of our employees and vendors. These agreements prohibit our employees and vendors, if they terminate their relationship with us, from competing directly with us, working for our competitors, or soliciting current employees away from us for a limited period. Under current Israeli, U.S., U.K. Ukrainian and French law, we may be unable to enforce these agreements, in whole or in part, and it may be difficult for us to restrict our competitors from gaining the expertise that our former employees gained while working for us. For example, Israeli courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer which have been recognized by the courts, such as the secrecy of a company’s confidential commercial information or its intellectual property. If we cannot demonstrate that harm would be caused to us, we may be unable to prevent our competitors from benefiting from the expertise of our former employees.

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

Our revenues have been concentrated within the North American market, accounting for approximately 83% of our revenues for 2020. A significant reduction in the revenues generated in such market, whether as a result of a recession that causes a reduction in advertising expenditures generally or otherwise, which causes a decrease in our North American revenues, could have a material adverse effect on our results of operations.

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

Certain of these changes could have a negative impact on our results of operations and business. The impact of these changes is uncertain, and may not become evident for some period of time. The uncertainty surrounding the effect of the reforms on our financial results and business could also weaken confidence among investors in our financial condition. This could, in turn, have a materially adverse effect on the price of our ordinary shares. Shareholders are urged to consult their tax advisors regarding the effect of these changes to the U.S. federal tax laws on an investment in our shares.

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

There is currently a level of unprecedented political instability on Israel’s domestic front. The Israeli government has been in a transitionary phase since December 2018 when the Israeli Parliament, or the Knesset, first resolved to dissolve itself and call for new general elections. Israel held general elections twice in 2019, once again in 2020 and recently on March 23, 2021. The Knesset, for reasons related to this extended political turmoil, failed to pass a budget for the year 2020, and certain government ministries, certain of which are critical to the operation of our business, operated without necessary resources. Assuming the current political stalemate persists, such government ministries may not receive sufficient funding moving forward. This political reality is further compounded by a budget deficit of NIS 160.3 billion (approximately $50.4 billion) for the year 2020, which is roughly three times larger than in 2019 and the highest on record since Israel's founding. Given the likelihood that the current situation will not be resolved during the next calendar year, our ability to conduct our business effectively may be materially adversely affected.

Investors and our shareholders generally may have difficulties enforcing a U.S. judgment against us, our executive officers or our directors or asserting U.S. securities laws claims in Israel.

We are incorporated under the laws of the State of Israel. Service of process on us, our Israeli subsidiaries, our directors and officers and the Israeli experts, if any, named in this annual report on Form 20-F, substantially all of whom reside outside of the United States, may be difficult to obtain within the United States.

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

If we fail to meet the conditions upon which certain favorable tax treatment is based, we would not be able to claim future tax benefits and could be required to refund tax benefits already received including interest and linkage to the Israeli consumer price index. Any of the following could have a material effect on our overall effective tax rate:

•

we may be unable to meet the requirements for continuing to qualify for some programs;

•

these programs and tax benefits may be unavailable at their current levels; or

•

we may be required to refund previously recognized tax benefits if we are found to be in violation of the stipulated conditions.

Additional details are provided in Item 5.A “Operating Results” under the caption “Taxes on Income,” in Item 10.E. “Taxation” under the caption “Israeli Taxation” and in Note 15 to our Financial Statements.

ITEM 4.INFORMATION ON THE COMPANY

A.HISTORY AND DEVELOPMENT OF THE COMPANY

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

In the recent years, we completed several acquisitions, including the acquisition of ClientConnect Ltd. in 2014, the acquisition of Interactive Holding Corp. in 2015, which we refer to, together with its subsidiaries, as “Undertone”, the acquisition of Septa Communications LLC, also known as “Captain Growth”, in March 2019, the acquisition of Content IQ LLC in January 2020 and the acquisition of Pub Ocean in July 2020.

Our SEC filings are available to you on the SEC’s website at http://www.sec.gov. This site contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The information on that website is not part of this annual report on Form 20-F and is not incorporated by reference herein.

Principal Capital Expenditures

In 2018, 2019 and 2020, capital expenditures consisted of $2.0 million, $1.2 million and $0.5 million, respectively, mainly from investments in computer hardware and software.

To date, we have financed our general capital expenditures with cash generated from operations and debt. To the extent we acquire new products and businesses, these acquisitions may be financed by any of, or a combination of, cash generated from operations, or issuances of equity.

B.BUSINESS OVERVIEW

General

Perion is a global technology innovator in the digital advertising ecosystem, providing brands and publishers with an opportunity to unlock lucrative growth opportunities. The company operates across the three main pillars of digital advertising – ad search, social media, and display/video/CTV, representing a potential market of more than $340B in 2020 that is expected to grow to $542B in 2024, according to eMarketer.

Through its diversified solutions portfolio, Perion is perfectly positioned to respond to any changes in the direction branded and e-commerce spending is headed. Each of these businesses is led by visionary and experienced leadership.

Perion further strengthens its technology moat by evolving an integrated offering, branded as “Capture and Convince,” which represents a significant industry advance in the user funnel. This new user loop, using Artificial Intelligence, or AI, and machine learning to deliver optimized advertising and content to brand-safe sites, has been shown to engage new users for an average of six minutes, generating significant revenue-per-session by uniquely satisfying their interests and affinities.

Perion’s “capture and convince” solutions suite gives advertisers and publishers the ability to acquire customers — efficiently and at massive scale, and moves them into a branded space created by Perion, where content, layout and advertising are personalized and optimized using predictive algorithms that have been validated over billions of interactions, complemented by our search offering that provides monetization solutions and capabilities to publishers’ own products and services.

The advanced technological solutions offered by Perion, which track with the entire consumer journey and marketing funnel, are poised to benefit from the macro trends. These trends include:

•

The growth in search driven by the growing shift to digital and contactless commerce activity;

•

The move towards in-house advertising;

•

The inevitable disappearance of the cookie in an increasing privacy-centric world and the corresponding imperative of first party data;

•

The need for high-engagement creatives in what is called the “Attention Economy”.

In addition, brands are seeking new solutions that enable them to transcend the dominance of the triopoly— Google, Facebook and Amazon, which now control 87% percent of ad spend in the U.S. — to enable more flexible options that respect their brands, users, and need for monetization.

Strength Through Diversification

Perion is positioned to benefit from the overall growth of the digital marketplace, through our diversified business solutions that cover the three main pillars of digital advertising—our search ad monetization; cross-channel high impact advertising, including through video and connected television, or CTV; social advertising through our actionable performance monitoring platform; and our content monetization system.

Intelligent High Impact Solutions that Win the War for Attention

Brands and advertisers are in a war for attention, and it is getting more intense. What is your winning strategy? Without delivering impactful creative through the right channels, brands cannot express a cohesive, creative campaign throughout the purchase funnel, nor can they achieve successful ROI (Return on Investment). Perion’s High Impact Advertising (HIA), which includes rich media and engaging iCTV, is the breakthrough answer to effective creative expression. It breaks through the clutter and ad blindness that conventional ad units cannot overcome, inspiring engagement, and making it possible for advertisers to “Capture and Convince.” Our solutions enable the upper- and mid-funnel brand objectives that all brands and agencies require, turning awareness into performance.

We operationalize our proprietary, creatively-led solutions based on years of user engagement and interactions with different kinds of advertising units. These units are informed by the requirements of our advertisers and our cultural insights. Because our mission is to assure that our HIA creative can be distributed to the right audiences, we have built and grown our curated network of publishers where our HIA delivered.

Perion’s technology is designed to continually balance the right mix of channels – from display to video/CTV – to improve ROAS (Return on Ad Spend). This complete moat delivers robustly optimized campaigns that combine creativity, reach, and targeting. This moat also includes Perion’s white-glove service and the turnkey provision of comprehensive, full-funnel solutions to all brands and agencies.

Content optimization Solution - Creating Opportunities for Publishers Under Pressure

The nature of today’s digital ecosystem makes audience growth challenging for publishers. This leaves them with less levers for growing their audiences and achieving profitable results, in a predictable and an efficient manner.

Perion’s Content Monetization Platform (branded as Wildfire) provides publishers with a strategic path to the future. In the face of declining revenues, we drive incremental growth with traffic that comes from Facebook, Taboola, Yahoo and other unquestionable sources.

Perion has built a “Capture and Convince” loop that uses intent signals to keep users engaged – moment-after-moment - by continually optimizing content, advertising and layout within mini-sites we operate. Our machine learning employs AI analysis and deploy tens of thousands of combinations of content and advertising. Perion keeps users engaged for an average of six minutes. This monetization engine is tracked by our system, which is able to optimize revenue-per-session, refining and informing decision-making by identifying pockets of profitability and loss.

Publishers will continue to be threatened by the behemoths of social media, and will require technology solutions that enable them to drive traffic and revenue that is affordable and scalable. Perion’s “Capture and Convince” Publisher Solution is well positioned to such needs through the end-to-end platform it offers.

Search monetization solution - Transforming Search into Revenue

Capturing consumers at the moment of highest intent simply works - so it’s no wonder that brands and publishes are allocating more and more dollars to search advertising.

Searching is a fundamental digital habit that will continue to grow. As the category grows, Perion is not standing still. We are continuously innovating, advancing our solutions to provide more value to our customers. We deploy advanced AI, neural networks, and machine learning to optimize yield for our publishers and transform search into revenues.

At Perion we are poised to seize this shift, thanks to our longstanding relationship with Microsoft Bing and other leading search and content partners, across 34 countries. Our search monetization solutions are built to “Capture and Convince” users more holistically and effectively than conventional search solutions.

U.S. search advertising market is estimated at $59 billion for 2020 according to eMarketer reports, which represents 42% of all digital ad spending. Microsoft Bing has been our partner for a decade, and we recently extended our partnership for four additional years. According to Microsoft, as of September 2020, they had 639 million unique global PC users, delivered 13.9 billion monthly searches over PC and have a 13.5% worldwide PC market share. In addition, it generated approximately $7.7 billion in revenue in the 2020 fiscal year. Perion, through its publisher network, delivered approximately 15 million daily searches in 2020 compared to 12 million daily searches in 2019, which represents an increase of 25% Year-over-Year.

Our Search monetization solution is comprised of the following 3 offerings:

Website Monetization

Leveraging intent signals to deliver text ads, shopping offers, and premium news that enable site owners to gain higher revenues and enhanced user engagement.

Search Mediation

Enables media traders to monetize search demand and achieve higher yields by leveraging the machine learning that drives our mediation platform.

App Monetization

Using intent-based search signals to monetize publishers' desktop and mobile apps, white-label search engines, and more.

Paragone’s Actionable Performance Monitoring (APM) Platform - The Cross-Channel Social SaaS platform that Lifts ROAS

APM allows you to observe, in real time, all paid social advertising activities - across networks - allowing performance marketers to easily identify opportunities for improvement, use AI to predict campaign success, and take action to maximize performance.

The steady growth of social advertising was accelerated by COVID-19 and the boom in e-commerce. This dramatic shift creates the existential challenge of running scaled campaigns across multiple social networks, and optimizing them for engagement in real-time. This requires the connection of massive amounts of cross-network data.

We collect and centralize previously siloed data enabling agencies and brands to manage cross-platform social campaigns. We identify performance bottlenecks, improve productivity, customize metrics, predict results, and test new networks.

Our APM platform works with all the largest social networks: Facebook, Instagram, Messenger, LinkedIn, Snapchat, Pinterest, and Twitter. The result is improved productivity and improved ROI.

Paragon’s APM Capabilities

Easily identify opportunities for improvement

Our predictive system calculates the probability of achieving campaign goals, so brand and agencies can take appropriate corrective measures and increase performance. Campaigns, audiences and creatives are ranked based on performance, and validated statistically, so users of the platform can decide when to increase or decrease investment in specific elements.

Predict the next best action and go for it

Our advanced AI algorithms analyze data from multiple social media channels to find actionable opportunities for growth. The AI suggests multiple solutions for each cross-channel recommendation, enabling decision-making and implement suggestions at the click of a button – with no manual work required.

Take action at the snap of a finger

The APM platform allows campaign adjustment in real time, and actions execution to maximize performance, through one centralized and single view dashboard.

Consumer Engagement Offering

We continue to generate a small portion of our revenues through our consumer engagement offering called Smilebox, which enables people to tell the stories of their lives—big and small—in fun, simple and creative ways with fully customizable eCards, slideshows, invitations, collages and more.

Industry Overview

Advertising

Our search, advertising and content solutions - which are largely driven by the integration of AI-based ad-tech, video, display, search, and social ad units - address the majority of digital ad spend.

Based on eMarketer reports, digital advertising spend accounted for approximately 55% of total worldwide media advertising during 2020, reaching $340 billion and expected to increase to $542 billion and approximately 64% of worldwide advertising spend by 2024. In 2020, US display advertising spend, including banners, rich media, video and social, was approximately $78 billion and expected to increase by 76% and reach $137 billion in 2024, according to eMarketer.

We believe the continued growth of digital ad spend will, in part, be driven by the convergence of television advertising and digital mediums, including instream and outstream digital video and CTV. Furthermore, cross-channel technologies such as automatic content recognition (ACR), which allows advertisers to connect brand messaging across television and digital channels, will further enable the convergence of ad spend. Our “capture and convince” solution positions us in the sweet spot of these trends by providing a connective technology layer which tracks with the entire consumer journey and marketing funnel.

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

Beyond ad-tech automation, advertisers are also increasingly looking for unique ad formats that are able to tell impactful stories on digital, by utilizing content, rich media, and digital video. We believe the shift beyond standard banner ad formats is unstoppable. Rich media, including our high-impact ad formats, as well as outstream and instream video accounted for $47 billion of US digital display ad spend in 2020 and is expected to increase by 107%, reaching approximately $98 billion in 2024, according to eMarketer. Digital video, including instream formats such as “pre-roll” and outstream formats such as “inline” represented the vast majority of rich media ad spend in 2020, topping $41 billion, and is expected to reach $89 billion by 2024, representing an increase of 115%, according to eMarketer.

Social networks are expected to continue to be a major platform for digital advertising, and with a lot of innovation in the sector, advertisers will look for emerging platforms to reach existing and new audiences. According to eMarketer, in 2020, social networks accounted for $46.21 billion representing 30% of the US digital ad spending, which is expected to increase by 73% and reach $79.83 billion of US digital ad spending by 2023,which would represent 32% of the US digital ad spending.

Users are devoting more and more time to social networks, estimated to reach approximately 65 minutes per day on social networks in 2022 in the US, representing 14.2% of time spent on digital media in 2022. Furthermore, emerging and new social networks, such as Instagram, Snapchat and TikTok, are further expanding the audiences and demographic reach of social networks.

It is estimated that 88.2% of digital display ads will be transacted through programmatic channels by 2022, including programmatic direct and real time bidding (RTB) campaigns, according to eMarketer. Driven by this trend, we invested and continue to make significant investments in AI-based technologies, which optimize both the price and performance of our digital advertising campaigns, including our acquisition of Captain Growth, which automates campaign performance with the capability of testing multiple ads and campaigns in real time.

In light of recent regulatory developments, including GDPR and CCPA, as well as existing and planned limitations to be enacted by major web browser publishers, including Google (who announced, in March 2021 the phase-out the support for third-party cookies in Chrome), Apple, and Mozilla, we expect advertisers to increasingly seek alternatives to third-party “cookie”-based targeting. We are focusing investments and R&D on opportunities in alternative targeting technologies. These include:

•

Development of audience and content targeting;

•

Leveraging first-party data from social networks via integrations with Facebook and other major social networks,

•

Content IQ’s ability to create page level engagement without the new privacy parameters;

•

Undertone’s contextual targeting;

•

CodeFuel’s search and intent-based targeting through our partnership with Microsoft Bing.

Search

In 2020, US search advertising spend reached $61.7 billion and expected to increase by 77% reaching $109 billion in 2024, representing 39.16% of US digital ad spending, according to eMarketer.

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

Growth Strategy

High level Growth Plan

Our strategy is to grow our business by offering diversified advertising, search, awareness and performance solutions to the world’s leading brands, agencies and publishers. These solutions, driven by advanced technology, will make each component of the funnel – awareness, consideration, intent and purchase – operate more effectively.

We will achieve this by offering compelling data-driven, digital advertising solutions and search monetization through holistic customer experiences and innovative platforms that cover the three main pillars of digital advertising - ad search, social media and display / video /CTV.

Growth through Innovation

Innovation, driven by the introduction of new technologies, tools, services and offerings, will address one of our key priorities, which is to make our revenue models more predictable, sustainable and resilient. We are expanding our product portfolio to provide added value to our clients without adding silos and overhead, while always maintaining efficiency across our different business units. To accelerate this process, we completed several acquisitions, including the most recent acquisitions of Septa Communication LLC in March 2019 (known as “Captain Growth”), the acquisition of Content IQ LLC in January 2020 and the acquisition of Pub Ocean in July 2020, to allow us to expand our capabilities and maximize our existing businesses.

Growth through Connected Devices

Our advertising offering targets brands that are focused on their relationship with consumers. They recognize that their reputation and ability to compete are determined by meaningful connections that are sequentially delivered by relevant, high-quality creative, across all platforms, including video, CTV and iCTV, in brand-safe environments.

Our growth strategy also contemplates the migration to 5G networks and the growing access to high-speed Internet. Streaming of video content that takes advantage of faster delivery, as well as the growth of CTV and internet-connected devices, is something we are investing in so we will be able to take advantage of upgraded user experiences.

We also intend to continue to invest in technology, partnerships and sales that offer our advertising clients enhanced features and functionalities to reach their consumers, including through the utilization of analytic tools such as ACR (Automated Content Recognition) TV viewership data.

Growth Through Content Optimization

Through our content optimization solution, we provide advertisers the ability to serve advertisements which are relevant to the end-user’s interests, beside relevant optimized content and page-level reader engagement. Our “capture and convince” solution is complemented by the content optimization platform, using proprietary data algorithms and analytic tools that dynamically link publisher content and audience interest to maximize return on ad spend.

Growth Through Search Monetization

Our search monetization solution, leverages our relationship with Microsoft Bing and other leading search and content partners, to drive innovation and revenue based on AI and analytic tools as part of our ongoing effort to provide comprehensive and compelling search solutions and monetization tools to diversified publishers around the globe. We do this through a variety of digital properties, including websites, apps, extensions, and search engines.

In addition to strategically diversify our revenue sources and extend our products suite and partners, we are embedding our search functionality in our new products, thus increasing our monetization potential.

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

High Impact Programmatic Marketplace;

•

Creative Platform;

•

Data Management Platform;

•

Data Lake Platform;

•

AI Platform; and

•

Actionable Performance Monitoring.

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

Creative Rich Media Platform

The creative platform is a key component of our ”capture and convince” solution and allows us to innovate quickly on end user experiences. Our full-blown rich media platform leverages our proprietary ad units, and is tailored to the needs of our advertisers, providing them with a comprehensive solution to create compelling, engaging, dynamic, cross-platform and high-impact advertisements.

Data Management Platform

Our data management platform (DMP) is at the heart of our ”capture and convince”. Its main functionality is to manage available data on a user level, what messages an individual user was exposed to, how that user responded, what third party information can make that data richer, and so on. The DMP is connected to all key systems to inform campaign planning, delivery, optimization, creative optimization and analytics. In addition to user level data, the DMP manages various data assets and the data is collected at scale with well-defined schemas. Data assets managed in the DMP are used to support data driven objectives and services like analytic and AI processes.

AI Platform

Our AI platform uses machine learning to bring deep intelligence to the various phases of campaigns: planning, activation and reporting which utilize models built on top of our data platforms. Based on campaign-to-campaign learnings and heuristics, the platform generates better performance for our customers and improved efficiency by providing rules-based and budget optimizations.

Actionable Performance Monitoring

The Actionable Performance Monitoring platform supports the various phases of campaign management across different channels. The platform manages each of the planning, execution, optimization and measurement phases and simplifies complexity of cross channel advertising for brands and agencies while optimizing performance through AI in one unified, actionable holistic and intuitive dashboard.

Content Optimization Platform

Our content optimization platform, was acquired with our purchase of ContentIQ and enhanced by the acquisition of Pub Ocean; the tech is composed of the following systems that can power both Content IQ owned and operated websites, and those of third-party publishers

•

Content management platform;

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

Search Solution

The technology of our search solution is composed of the following systems:

•

Publishers management system;

•

Search demand management system;

•

Monetization products; and

•

AI system.

Publisher Management System

The publisher management system provides publishers access to an online dashboard providing them analytics and performance optimization tools, as well as reports that enable them to maximize their distribution and monetization.

Search Demand Management System

The search demand management system integrates and onboards demand vendors to our monetization products. The integration supports multiple vendors according to predefined configurations and rules, enabling various business models and offerings.

Monetization Products

Our monetization products are designed to deliver algorithmic search results concurrently with sponsored listings which are served for the same search queries. They can be operationalized in different ways, including the transmission of search queries to search engines such as Bing, search Feed APIs operated on the publisher’s domain and an enriched and optimized hosted search results page which offers an enhanced user experience.

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

Breakdown of Revenues

Our search monetization solutions, advertising and other, are distributed and sold throughout the world (mainly in North America and Europe). The following table shows the revenues, presented in our statement of operations, generated by territory in the years ended December 31, 2018, 2019 and 2020.

	2018		2019		2020
	Search Advertising and other Revenues	Display and Social Advertising Revenues	Search Advertising and other Revenues	Display and Social Advertising Revenues	Search Advertising and other Revenues	Display and Social Advertising Revenues
North America (Mainly U.S.)	65%	91%	67%	91%	73%	95%
Europe	29%	8%	25%	9%	24%	5%
Other	6%	1%	8%	0%	3%	0%
Total	100%	100%	100%	100%	100%	100%

Intellectual Property

Our research and development efforts and the underlying proprietary technologies, solutions and products we develop, are meaningful to our operations and competitive advantage and we rely upon trade secret, trademark, copyright, and patent laws in the United States and abroad to establish and protect our intellectual property.

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

The advertising technology industry is highly competitive. There are a large number of digital media companies and advertising technology companies that offer services similar to those of our advertising solution and that compete for finite advertiser/agency budgets and publisher inventory. There are a large number of niche companies that are competitive with our advertising solution because they provide a subset of the services that we provide (e.g., mobile in-app ad networks). Some of these companies are larger and have more financial resources than we have, including, Google, Facebook and Microsoft. New entrants and companies that do not currently compete with our advertising solution such as Amazon may compete in the future given the relatively low barriers to entry in the industry.

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

As we innovate evolve and introduce new solutions, and as our competitors as well as other companies introduce new products and services, we may be subject to additional competition. Many of our current and potential competitors may have significantly greater financial, research and development, back-end analytical systems, manufacturing, and sales and marketing resources than we have. These competitors could potentially use their greater financial resources to acquire other companies to gain even further enhanced name recognition and market share, as well as to develop new technologies, enhanced systems and analytical capabilities, products or features that could effectively compete with our existing solutions, products and search services. Demand for our solutions, products and search services could be diminished by solutions, products, services and technologies offered by competitors, whether or not their solutions, products, services and technologies are equivalent or superior.

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

For example, we are subject to U.S. federal and state laws regarding copyright infringement, privacy and protection of user data, many of which are subject to regulation by the Federal Trade Commission. These laws include the California Consumer Privacy Act, which provides data privacy rights for consumers and operational requirements for companies, the Digital Millennium Copyright Act, which aims to reduce the liability of online service providers for listing or linking to third-party websites that include materials that infringe copyrights or the rights of others, and other federal laws that restrict online service providers’ collection of user information on minors as well as distribution of materials deemed harmful to minors. In addition to the CCPA, the California Privacy Rights Act (“CPRA”) which passed in November 2020 will take effect in January 2023, will expand the rights granted under the CCPA and impose additional notice and opt out obligations, including an obligation to provide an opt-out for behavioral advertising and may affect us. Many U.S. states, such as California, are adopting statutes that require online service providers to report certain security breaches of personal data and to report to consumers when personal data will be disclosed to direct marketers. There are also a number of legislative proposals pending before the U.S. Congress and various state legislative bodies concerning data protection which could affect us. The interpretation of data protection laws, and their application to the Internet, is unclear and in a state of flux. There is a risk that these laws may be interpreted and applied in conflicting ways and in a manner that is not consistent with our current data protection practices.

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

C. ORGANIZATIONAL STRUCTURE

Our subsidiaries and the countries of their incorporation are as follows:

•

Codefuel Ltd., our wholly-owned Israeli subsidiary, incorporated on November 6, 2019.

•

IncrediMail, Inc., our wholly-owned Delaware subsidiary, owns all of the outstanding shares of common stock of Smilebox Inc., a Washington corporation and all of the outstanding shares of common stock of IncrediTone Inc. and Pub Ocean Inc., our wholly-owned Delaware subsidiaries. IncrediTone Inc. owns all of the outstanding shares of common stock of Interactive Holding Corp., a Delaware corporation, which was acquired, together with its subsidiaries, in November 2015.

•

Content IQ LLC, our wholly-owned New York subsidiary, was acquired in January 2020, owns all of the membership interest of BT Media LLC, a Nevada limited liability company.

•

Pub Ocean Limited, our wholly-owned England and Wales subsidiary, was acquired in July 2020.

•

Make Me Reach SAS, dba Paragone, our wholly owned French subsidiary, was acquired in February 2015.

•

Portilev Ltd., our wholly-owned Israeli subsidiary, incorporated on September 22, 2019.

D. PROPERTY, PLANTS AND EQUIPMENT

Our headquarters are located in Holon, Israel. As of December 31, 2020, we lease approximately 67,759 square feet, excluding office space which we currently sublease. The lease expires in 2025, with an option to extend for two additional two-year periods at its sole discretion and upon 180-day prior written notice. Annual net cost is approximately $1.4 million.

As of December 31, 2020, we lease office spaces in various locations in the United States, excluding office spaces we currently sublease. Our primary locations, and their principal terms, are as follows:

	Square feet (net)	Annual Rent for 2020 in US$ in thousands (net)	Lease expires on (not including options)
New York, New York	25,550	$1,737	2026
Chicago, Illinois	3,984	$79	2023

Undertone’s offices are located at the World Trade Center (WTC) New York and Chicago, pursuant to a lease agreement that expires in May 2026 and September 2023, respectively. Under the lease agreement, we are entitled to terminate the lease of our offices in New York in 2023, at our sole discretion.

In addition, we lease offices in various locations throughout Europe. Our primary location, and its principal terms, are as follows:

	Square feet	Annual Rent for 2020 in US$ in thousands	Lease expires on (not including options)
Paris, France	9,182	$735	2028

MakeMeReach’s offices in Paris are located at rue de la Poissonniere pursuant to a lease agreement that expires in March 2028. Under the lease agreement we are entitled to terminate the lease in 2023, at our sole discretion.

ITEM 4.A UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with our Financial Statements. In addition to historical financial information, the following discussion and analysis contains forward looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, including, without limitation, statements regarding the Company’s expectations, beliefs, intentions, or future strategies that are signified by the words “expects,” “anticipates,” “intends,” “believes,” or similar language. These forward looking statements involve risks, uncertainties and assumptions. Our actual results and timing of selected events may differ materially from those anticipated in these forward looking statements as a result of many factors, including those discussed under Item 3.D. “Risk Factors” and elsewhere in this annual report.

A. OPERATING RESULTS

General

Perion is a global technology company that provides agencies, brands and publishers with innovative solutions that cover the three main pillars of digital advertising. From its data-driven Synchronized Digital Branding platform and high-impact ad formats in the display domain, to its powerful advertising cloud platform, to its branded search network.

Our headquarters and primary research and development facilities are located in Israel and Kiev, we have our primary sales office in the United States and several other offices located in Europe.

The following describes the nature of our principal items of income and expense:

Revenues

We generate our revenues primarily from two major sources: (i) Display and Social Advertising; and (ii) Search Advertising and other. The following table shows our revenues by category (in thousands of U.S. dollars):

	Year Ended December 31,
	2018	2019	2020
Display and Social Advertising	$125,977	$87,863	$148,698
Search Advertising and other	126,868	173,587	179,365
Total Revenues	$252,845	$261,450	$328,063

In 2019, revenues increased by 3% compared to 2018, primarily driven by 37% growth in our Search advertising and other revenues due to new publishers, higher RPMs and an increased number of searches, partially offset by Display and Social Advertising decline of 30% as we continued to prioritize margins over short-term sales. In 2020, revenues increased by 25% compared to 2019, primarily due to 69% growth in Display and Social Advertising primarily resulting from the acceleration of our Connected TV advertising offering and the contribution of our content monetization platform evolving from the acquisition of Content IQ and Pub Ocean. Search Advertising and other revenues increased by 3% due to a higher number of daily searches partially offset by lower RPMs.

Cost of Revenues

Cost of revenues consists primarily of salaries and related expenses, license fees and payments for content and server maintenance. Cost of revenues were $25.5 million or 10% of revenues in 2019 and $22.5 million or 7% of revenues in 2020. The reduction results from optimization in servers costs as well as reduction in salaries and related expenses mainly due to automation of processes. The number of employees included in cost of revenues as of December 31, 2018, 2019 and 2020 were 76, 79 and 73, respectively.

Customer Acquisition Costs and Media Buy

Our customer acquisition costs consist primarily of payments to publishers and developers who distribute our search properties together with their products, as well as the cost of distributing our own products. Customer acquisition costs are primarily based on revenue share agreements with our traffic sources. Media buy costs consist mainly of the costs of advertising inventory incurred to deliver ads. Customer acquisition and media buy costs were $135.9 million or 52% of revenues and $197.6 million or 60% of revenues in 2019 and 2020, respectively. The increase as a percentage of revenues is primarily due to the acquisitions of Content IQ and Pub Ocean, as well as product mix.

Research and Development Expenses

Our research and development expenses consist primarily of salaries and other personnel-related expenses for employees primarily engaged in research and development activities, allocated facilities costs, subcontractors and consulting fees. Research and development expenses were $22.6 million or 9% of revenues in 2019 and $30.9 million or 9% of revenues in 2020. Our research and development expenditures in 2020 increased compared to the prior year, primarily as a result of headcount increase and retention plans related to the acquisitions of Content IQ and Pub Ocean as well as our continued investment in technology to strengthen our technology moat.

The number of employees in research and development were 86, 117 and 135 as of December 31, 2018, 2019 and 2020, respectively.

Selling and Marketing Expenses

Our selling and marketing expenses consist primarily of salaries and other personnel-related expenses for employees primarily engaged in marketing activities, allocated facilities costs, as well as other outsourced marketing activities. Selling and marketing expenses were $34.7 million or 13% of revenues in 2019 and $39.1 million or 12% of revenues in 2020. The increase was primarily as a result of headcount increase and retention plans related to the acquisitions of Content IQ and Pub Ocean as well as increased content creation related expenses.

The number of employees in sales and marketing was 141, 136 and 146 as of December 31, 2018, 2019 and 2020, respectively.

General and Administrative Expenses (“G&A”)

Our general and administrative expenses consist primarily of salaries and other personnel-related expenses for executive and administrative personnel, allocated facilities costs, professional fees and other general corporate expenses. General and administrative expenses were $15.0 million or 6% of revenues in 2019 and $15.8 million or 5% of revenues in 2020. The increase was primarily due to expenses related to M&A transactions.

The number of G&A employees was 60, 67 and 63 as of December 31, 2018, 2019 and 2020, respectively.

Restructuring Charges

In 2019 and 2020, there were no restructuring charges.

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

Following an impairment review of our goodwill and intangible assets for 2019 and 2020, it was concluded that no such impairment charges should be recorded.

Depreciation and amortization

Depreciation and amortization consist primarily of depreciation of our property and equipment and the amortization of our intangible assets as a result of our acquisitions. Depreciation and amortization expenses in 2019 were $9.7 million and in 2020 were $9.9 million.

Income Tax Expense

A significant portion of our income is taxed in Israel and, as a result of previous acquisitions, in the United States. The standard corporate tax rate in Israel was 23% in 2018, 2019 and 2020. For our Israeli operations we have elected to implement a tax incentive program pursuant to a 2011 Israeli tax reform, referred to as a “Preferred Enterprise,” according to which a reduced tax rate of 16.0% has applied to our preferred income in 2016. Starting in 2017 and in 2018, 2019 and 2020, we elected to implement the “Preferred Technological Enterprise” benefits pursuant to an amendment to the taxation laws which went into effect in 2017, under which a tax rate of 12% is applied to a portion of our income which qualifies for the benefits. Any other income which does not qualify for special benefits is subject to the standard corporate tax rate. With respect to U.S. tax, we continue to utilize accumulated losses. The federal statutory income tax rate in the United States was 21% in 2018, 2019 and 2020. Subsidiaries in Europe are taxed according to the tax laws in their respective countries of residence.

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

In order to keep our competitive hiring position in the industry, following our board of directors’ approval in December 2017, we effected in 2018 an option repricing plan. Under the repricing plan, among others, options granted to all of our employees, with certain limited exceptions and other than our directors, were adjusted to have an exercise price per share equal to $3.24, which was the weighted average price of our ordinary shares on Nasdaq in the last 90 days prior to the date of approval of the plan by our board of directors as well as have a new vesting schedule. The total incremental fair value of these repriced options amounted to $1.5 million, and was determined based on the binomial pricing options model.

Total stock-based compensation expense recorded during 2020 was $4.4 million, of which $0.1 million was included in cost of revenues, $0.9 million in research and development costs, $1.9 million in selling and marketing expenses, and $1.5 million in general and administrative expenses.

As of December 31, 2020, the maximum total compensation cost related to options, granted to employees and directors not yet recognized amounted to $6.8 million. This cost is expected to be recognized over a weighted average period of 1.54 years.

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

Accounting for tax positions requires judgments, including estimating reserves for potential uncertainties. We also assess our ability to utilize tax attributes, including those in the form of carry forwards for which the benefits have already been reflected in the financial statements. We record valuation allowances for deferred tax assets that we believe are not more likely than not to be realized in future periods. While we believe the resulting tax balances as of December 31, 2020 are appropriately accounted for, the ultimate outcome of such matters could result in favorable or unfavorable adjustments to our consolidated financial statements and such adjustments could be material. See Note 15 of the Financial Statements for further information regarding income taxes. We have filed or are in the process of filing local and foreign tax returns that are subject to audit by the respective tax authorities. The amount of income tax we pay is subject to ongoing audits by the tax authorities, which often result in proposed assessments. We believe that we adequately provided for any reasonably foreseeable outcomes related to tax audits and settlement. However, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved, audits are closed or when statutes of limitation on potential assessments expire.

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

No impairment of goodwill charges were recorded in 2018, 2019 nor 2020.

Impairment of Long-Lived Assets

We are required to assess the impairment of tangible and intangible long-lived assets and right-of-use assets subject to amortization, under ASC 360 “Property, Plant and Equipment”, on a periodic basis and when events or changes in circumstances indicate that the carrying value may not be recoverable. Impairment indicators include any significant changes in the manner of our use of the assets or the strategy of our overall business, significant negative industry or economic trends and significant decline in our share price for a sustained period.

Upon determination that the carrying value of a long-lived asset may not be recoverable based upon a comparison of aggregate undiscounted projected future cash flows from the use of the asset or asset group to the carrying amount of the asset, an impairment charge is recorded for the excess of carrying amount over the fair value. We measure fair value using discounted projected future cash flows. We base our fair value estimates on assumptions we believe to be reasonable, but these estimates are unpredictable and inherently uncertain. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for our tangible and intangible long-lived assets subject to amortization. In 2018, 2019 and 2020 no impairment of long-lived assets charges were recorded.

Derivative and Hedge Accounting

During fiscal 2018, 2019 and 2020, approximately 9%, 10% and 8%, respectively, of our operating expenses, were denominated in NIS. In order to mitigate the potential adverse impact on cash flows resulting from fluctuations in the NIS exchange rate, we started to hedge portions of our NIS forecasted expenses with derivatives contracts. We implement hedge accounting under ASC-815, therefore, the effective portion of the change in fair value on the derivatives is reported as a component of other comprehensive income and gains or losses are reclassified into the relevant period earnings. We recognize in “financial income, net” the ineffective portion of a derivative change in fair value, if any, as well as the change in fair value of all non-designated under hedge accounting derivatives. We also entered into a cross currency interest rate SWAP agreements in order to translate our convertible debt (principal and interests) NIS cash flow into USD (see Note 8 and Note 10 of the Financial Statements). On June 6, 2019, the SWAP agreements were terminated concurrently with the early redemption of the convertible bond. The SWAP agreements were not designated as hedging instruments and therefore gains or losses resulting from the change of their fair value are recognized in “financial income, net.” We estimate the fair value of such derivative contracts by reference to rates quoted in active markets.

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

Recent Accounting Standards

In June 2016 the FASB issued ASU No. 2016-13 “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”. The FASB subsequently issued amendments to ASU 2016-13, which have the same effective date and transition date of January 1, 2020. This standard requires entities to estimate an expected lifetime credit loss on financial assets ranging from short-term trade accounts receivable to long-term financings and report credit losses using an expected losses model rather than the incurred losses model that was previously used, and establishes additional disclosures related to credit risks. The Company adopted Topic 326 effective January 1, 2020. The adoption of this standard did not have a material impact on the Company’s condensed consolidated financial statements. The Consolidated Financial Statements for the year ended December 31, 2020 are presented under the new standard, while comparative periods presented are not adjusted and continue to be reported in accordance with the Company’s historical accounting policy. The adoption of this standard did not have a material impact on the Company’s condensed consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13 “Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement”. This guidance removes certain disclosure requirements related to the fair value hierarchy, modifies existing disclosure requirements related to measurement uncertainty and adds new disclosure requirements. The new disclosure requirements include disclosing the changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period and the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. Certain disclosures required by this guidance must be applied on a retrospective basis and others on a prospective basis. The guidance was adopted for interim and annual periods beginning after December 15, 2019, although early adoption is permitted. The adoption of this standard did not have a material impact on the Company’s condensed consolidated financial statements. The Consolidated Financial Statements and disclosures for the year ended December 31, 2020 are presented under the new standard, while comparative periods presented are not adjusted and continue to be reported in accordance with the Company’s historical accounting policy.

Results of Operations

The following table presents, for the periods indicated, our costs and expenses of our continuing operations, by category (in thousands of U.S. dollars):

	Year ended December 31,
	2018	2019	2020
Cost of revenues	$23,757	$25,520	$22,477
Customer acquisition costs and media buy	128,351	135,891	197,626
Research and development	18,884	22,585	30,880
Selling and marketing	38,918	34,736	39,085
General and administrative	16,450	14,999	15,819
Depreciation and amortization	9,719	9,711	9,923
Restructuring costs	2,075	-	-
Total Costs and Expenses	$238,154	$243,442	$315,810

The following table sets forth, for the periods indicated, our statements of operations expressed as a percentage of total revenues (the percentages may not equal 100% because of the effects of rounding):

	Year Ended December 31,
	2018	2019	2020
Revenues:
Display and Social Advertising	50%	34%	45%
Search Advertising and other	50	66	55
Total revenues	100%	100%	100%

Costs and expenses:
Cost of revenues	9%	10%	7%
Customer acquisition costs and media buy	51	52	60
Research and development	7	9	9
Selling and marketing	15	13	12
General and administrative	7	6	5
Depreciation and amortization	4	4	3
Restructuring charges	1	-	-
Total costs and expenses	94	93	96

Operating income	6	7	4
Financial expenses, net	2	1	1
Income before taxes on income	4	6	3
Income tax expense (benefit)	1	1	(0)
Net Income	3%	5%	3%

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Revenues. Revenues increased by 25%, from $261.5 million in 2019 to $328.1 million in 2020.

Display and Social Advertising revenues. Display and Social Advertising revenues increased by 69% in 2020, from $87.9 million in 2019 to $148.7 million in 2020. This increase was a result of the acceleration of our Connected TV advertising offering and the contribution of our content monetization platform evolving from the acquisition of Content IQ and Pub Ocean.

Search Advertising and other revenues. Search Advertising and other revenues increased by 3% in 2020, from $173.6 million in 2019 to $179.4 million in 2020. This increase is due to higher number of daily searches partially offset by lower RPMs.

Cost of revenues. Cost of revenues decreased by 12%, from $25.5 million in 2019 to $22.5 million in 2020. Cost of revenues decreased in terms of the percentage of revenues, representing 10% of revenues in 2019 and 7% in 2020.

Customer acquisition costs (“CAC”) and media buy. CAC and media buy increased by 45%, from $135.9 million or 52% of revenues in 2019 to $197.6 million or 60% of revenues in 2020. The increase of customer acquisition costs is mainly as a result of the acquisitions of Content IQ and Pub Ocean, as well as product mix.

Research and development expenses (“R&D”). R&D increased by 37%, from $22.6 million in 2019 to $30.9 million in 2020. The increase was primarily as a result of headcount increase and retention plans related to the acquisitions of Content IQ and Pub Ocean.

Selling and marketing expenses (“S&M”). S&M expenses increased by 13%, from $34.7 million in 2019 to $39.1 million in 2020. The increase was primarily as a result of headcount increase and retention plans related to the acquisitions of Content IQ and Pub Ocean.

General and administrative expenses (“G&A”). G&A increased by 5%, from $15.0 million in 2019 to $15.8 million in 2020. The increase was primarily due to expenses related to M&A transactions.

Depreciation and amortization. Depreciation and amortization increased by 2%, from $9.7 million in 2019 to $9.9 million in 2020. Depreciation and amortization consist primarily of depreciation of our property and equipment and the amortization of our intangible assets as a result of our acquisitions.

Taxes on income (benefit). Taxes on income decreased by $2.2 million from a tax expense of $1.6 million in 2019 to $0.6 million tax income in 2020. The decrease was primarily a result of internal entities merger completed during 2020, which enabled the company to utilize its tax attributes more efficiently.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Revenues. Revenues increased by 3%, from $252.8 million in 2018 to $261.5 million in 2019.

Advertising revenues. Advertising revenues decreased by 30% in 2019, from $126.0 million in 2018 to $87.9 million in 2019. This decrease was a result of the transition from selling formats to an integrated solution.

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

Taxes on income (benefit). Taxes on income decreased by $1.2 million from a tax expense of $2.8 million in 2018 to $1.6 million in 2019. The decrease was primarily a result of utilization of tax attributes in foreign subsidiaries during 2019

B.LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2020, we had $60.4 million in cash, cash equivalents and short-term deposits, compared to $61.6 million at December 31, 2019. The $1.2 million decrease is primarily the result of $19.0 million cash paid in connection with acquisitions, $8.3 million repayment of our debt and $0.5 million used in other investing activities, offset by $22.2 million cash provided by operating activities and $4.3 million cash provided from exercise of share options.

Net cash provided by operating activities

In 2020, our operating activities provided cash in the amount of $22.2 million, primarily as result of income in the amount of $10.2 million, decreased by non-cash expenses, depreciation and amortization of $9.9 million, share-based compensation expenses of $4.4, change in payment obligation related to acquisitions of $4.6 million offset by change in deferred taxes of $3.1 million and net change of $3.9 million in operating assets and liabilities.

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

Net cash used in investing activities

In 2020, we used in our investing activities $8.9 million cash, primarily due to $19.0 million cash paid in connection to acquisitions and $0.5 million purchase of property plant and equipment offset by a $10.5 million withdrawal from short-term deposits.

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

Net cash used in financing activities

In 2020, we used in our financing activities $4.0 million cash, primarily due to $8.3 million repayment of our long and short-term loan offset by proceeds from exercise of options in the amount of $4.3 million.

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

Bank Mizrahi Credit Facility

On December 17, 2018, ClientConnect Ltd. (“ClientConnect”), a former Israeli subsidiary of Perion, which merged into Perion on June 30, 2020, executed a new loan facility with Bank Mizrahi in the amount of $25 million. As of March 8, 2021, this credit facility was repaid in full.

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

As of December 31, 2020, we were in compliance with all of the foregoing covenants.

Bank Mizrahi 2020 Credit Line

On May 19, 2020, we entered into a short-term secured credit line in the amount of up to $20 million with Bank Mizrahi, which was scheduled to mature on May 18, 2021. On August 11, 2020, we withdrawn an amount of $12.5 million from this credit line. Such a withdrawal was a short-term revolving loan for a three-month period. See Note 9 of the Financial Statements for further information. As of December 21, 2020, this credit facility was repaid in full.

Financing Needs

We believe that our current working capital and cash flow from operation, in addition to proceeds from our January 2021 public offering, are sufficient to meet our operating cash requirements for at least the next twelve months, including payments required under our existing bank loans.

C. RESEARCH, DEVELOPMENT, PATENTS AND LICENSES, ETC.

Our research and development activities are conducted internally by 135 persons at December 31, 2020. Research and development expenses were $18.9 million, $22.6 million and $30.9 million in the years ended December 31, 2018, 2019 and 2020, respectively. In 2020, our efforts were focused on adapting, extending (organically and in-organically through acquisitions) and maintaining compatibility with the ever-changing business landscapes and automation of our platforms and operating systems.

For a discussion of our intellectual property and how we protect it, see “Business Overview—Intellectual Property” under Item 4.B. above.

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

For more information on uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our business, see Item 3.D “Key Information—Risk Factors.”

For additional trend information, see the discussion in Item 5.A. “Operating and Financial Review and Prospects—Operating Results.”

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

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes our contractual commitments as of December 31, 2020 and the effect those commitments are expected to have on our liquidity and cash flow in future periods. All numbers below are in US dollars in thousands.

	Payments Due by Period(****)
Contractual Commitments as of December 31, 2020	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 Years
Short-term debt, including current portion (*)	$8,333	$8,333	$-	$-	$-
Accrued severance pay (**)	1,748	-	-	-	1,748
Uncertain tax positions (ASC-740)	4,525	-	-	-	4,525
Operating leases	26,609	5,970	10,199	7,838	2,602
Total	$41,215	$14,303	$10,199	$7,838	$8,875

_________________

(*)Long-term debt obligation represent maximum repayment of principal and do not include interest payments due thereunder.

(**)Prior notice to our executive employees as well as severance pay obligations to our Israeli employees, as required under Israeli labor law and as set forth in employment agreements, are payable only upon termination, retirement or death of the respective employee and are for the most part covered by ongoing payments to funds to cover such obligations.

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our executive officers and directors as of March 14, 2020:

Name	Age	Position
Eyal Kaplan*(1)(2)	61	Chairman of the Board of Directors
Doron Gerstel	60	Chief Executive Officer; Director
Maoz Sigron	43	Chief Financial Officer
Dror Erez*(1)(3)	51	Director
Sarit Firon*(1)(4)	54	Director
Rami Schwartz* (3)(4)	63	Director
Michael Vorhaus*(2)(4)	63	Director
Joy Marcus*(2)(3)	59	Director
Daniel E. Aks	61	President, Undertone
Tal Jacobson	46	General Manager, CodeFuel

_________________________

*“Independent director” under the Nasdaq Listing Rules.

(1)Member of our investment committee.

(2)Member of our nominating and governance committee.

(3)Member of our compensation committee.

(4)Member of our audit committee.

Effective as of August 26, 2019, our board of directors adopted the exemption under the Israeli Companies Regulations (Reliefs for Public Companies whose Shares are Listed on a Stock Exchange Outside of Israel), 2000, or the Regulation, as a result our director in office who was elected and classified as external director, Ms. Sarit Firon, is no longer classified as such under the Companies Law. The transition rules set forth under the Regulation provide that such former external directors have the right to remain in office as company’s directors at their option after the exemption under the Regulation is adopted until the earlier of such directors’ original end of term of office or the second annual meeting of shareholders after the adoption of the exemption under the Regulation. Ms. Sarit Firon’s term of office expired in January 2020, however our board of directors has re-appointed Ms. Firon with the term of office that expires as of our 2021 annual meeting of shareholders.

There are no arrangements or understandings between any of our directors or executive officers and any other person pursuant to which our directors or executive officers were selected.

Eyal Kaplan has been the chairperson of the board of directors of the Company since May 2018. Mr. Kaplan is also the chairperson of Expand Investments, an advisory and consulting firm focusing on growth-through-innovation and corporate strategies. Prior to that, he was Managing General Partner with Walden Israel, a venture capital firm, during which time he was Director and chairperson of numerous portfolio companies. In 1990 he co-founded Geotek Communications, an international wireless communications company, and served as senior vice president with broad strategic, managerial and operational responsibilities until 1995. Mr. Kaplan has been a member of the Technion (Israel Institute of Technology) Council (executive board) since January 2014, where he chairs the Finance Committee and is a member of the Endowment Investment Committee. Since 2012 he has been a member of the Technion Board of Governors, a body of some 300 high-profile visionaries and decision makers with outstanding achievements in the fields of science, technology, economy, industry, culture and society. From 2007 to 2012, Mr. Kaplan was a member of the Advisory Committee of Caesarea Center for Capital Markets & Risk Management, and from 2005 to 2014, he was a member of the Advisory Committee of the Global Consulting Practicum at the Wharton School of the University of Pennsylvania. Mr. Kaplan holds an MBA from the Wharton School of the University of Pennsylvania, a Master of Arts in International Studies from the Lauder Institute of the University of Pennsylvania, and a Bachelor of Science degree (with Honors) in economics and management from the Technion - Israel Institute of Technology.

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

Dror Erez has been a director of the Company since January 2014. In 2005, Mr. Erez co-founded Conduit and served as its Chief Technology Officer until January 2014, when he became Conduit’s President and in May, 2018 became Conduit’s chairperson of the board of directors for a year. Mr. Erez is also a member of the Conduit board of directors. Mr. Erez is now acting as a CEO of Trevi,io and is also advising for startups on strategy, product and technology. Prior to founding Conduit, he served in various executive roles in private technology companies. Mr. Erez holds a B.A. in Physics and Computer Science from Bar Ilan University.

Sarit Firon has been an external director of the Company since January 2017 and following the Company’s adoption of the exemption under the Regulation in August 2019 continued as an independent director. Ms. Firon is the founding partner and managing partner of Team8 Capital, an early stage venture capital fund, and a partner at Team8 Group.Since November 2014, Ms. Firon has been a managing partner of Cerca Partners, an Israeli venture capital fund. She has served at Extreme Reality Ltd., as its chief executive officer from December 2012 to November 2014 and as a director since December 2014. From November 2011 to November 2012, Ms. Firon was the Chief Financial Officer of Kenshoo Ltd. From November 2007 to October 2011, Ms. Firon was the Chief Financial Officer of MediaMind Technologies Inc., a Nasdaq listed company which was acquired by DG, Inc. in August 2011. From May 2005 to June 2007, Ms. Firon was the Chief Financial Officer of OliveSoftware and from January 2000 to October 2004, she was the CFO of P-Cube, a private company which was acquired in October 2004 by Cisco Systems, Inc. (Nasdaq:CSCO). From October 2004 to January 2005, Ms. Firon was employed by Cisco to be responsible for the post-merger integration of P-Cube. From January 1995 to December 1999, Ms. Firon served in various positions at Radcom Ltd. (Nasdaq:RDCM), including as its Chief Financial Officer from September 1997 to December 1999. Since July 2015, she has served as chairperson of the board of directors of myThings Israel Ltd. Since June 2014, Ms. Firon has served as a director of Mediwound Ltd. (Nasdaq:MDWD), and since June 2012, Ms. Firon has served as a director of Datorama Ltd. From October 2000 to December 2006, Ms. Firon served as a director of MetaLink Ltd. (OTCMKTS:MTLK). Ms. Firon holds a B.A. in Accounting and Economics from Tel-Aviv University, Israel.

Rami Schwartz has been a director of the Company since January 2019. Mr. Schwartz joined The Portland Trust as Managing Director of the Tel Aviv office in April 2018. Mr. Schwartz also serves as an advisory board member of Algosec. Previously, Mr. Schwartz was the President of the Amdocs Products and Amdocs Delivery groups for 7 years. Prior to joining Amdocs, Mr. Schwartz was the chairperson of Olive Software (acquired by ESW Capital), and Comply, the co-founder and CEO of Zizio and DigiHOO, and an EIR at Cedar Fund. Mr. Schwartz was CEO and director of Exanet (acquired by Dell) and General Manager of Precise Software (acquired by Veritas software) and an EIR at Cedar Fund. Mr. Schwartz holds a B.Sc. in excellence, in Mathematics and Computer Science from the Hebrew University in Jerusalem.

Michael Vorhaus has been a director of the Company since April 2015. Mr. Vorhaus also serves as a director of Altimar Acquisitions Corporation (NYSE: ATAC).Starting December of 2018, Mr. Vorhaus has founded Vorhaus Advisors and is CEO of the firm. From 1994 to November 2018, he was in a variety of positions at of Frank N. Magid Associates, Inc., a research-based strategic consulting firm. From 1994 to 2008, he served as its Senior Vice President and Managing Director and from 2008 to 2018 he served as the President of Magid Advisor, a unit of Magid Associates. From 2013 to 2014, Mr. Vorhaus served as a director of Grow Mobile. In 1987, he founded Vorhaus Investments. Mr. Vorhaus holds a B.A. in Psychology from Wesleyan University and completed the Management Development Program at the University of California, Berkeley’s Haas School of Business.

Joy Marcus has been a director of the Company since November 2019. Ms. Marcus has a wealth of experience in the media industry, including as EVP and GM Digital Video at Conde Nast Entertainment, CEO of Bloglovin’ (acquired by Impact), SVP Global Marketing Solutions at Time Warner (now WarnerMedia), VP International at MTV Networks, a division of Viacom and GM North America for Dailymotion (acquired by Orange/France Telecom). Ms. Marcus is a board member at digital media company Qwire and the non-profits New York Tech Alliance, The Video Consortium and Hoops4Hope. Joy is currently Co-Founder of the female focused investment group Brilliant Friends, a full-time Lecturer at Princeton University, where she was the James Wei Visiting Professor in Entrepreneurship in 2014, and a Venture Fellow at VC firm JVP, where she advises the firm on digital media, advertising and consumer investments. Joy graduated with Magna Cum Laude, Phi Beta Kappa from Princeton University, has a JD from NYU Law School and completed the management course in finance and accounting from Columbia University.

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

B.COMPENSATION

The aggregate direct compensation we paid to our officers as a group (including our former officers, 6 persons) for the year ended December 31, 2020, was approximately $5.8 million, which included approximately $0.5 million that was set aside or accrued to provide for pension, retirement, severance or similar benefits. This amount includes bonuses paid to our officers pursuant to our executive bonus plan based on company performance measures, in accordance with our Compensation Policy for Directors and Officers. This amount does not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses, and other benefits commonly reimbursed or paid by companies in Israel.

The aggregate compensation we paid to our directors who are not officers for their services as directors as a group for the year ended December 31, 2020 was approximately $0.4 million. In addition, our directors are reimbursed for expenses incurred in order to attend board of directors or committee meetings.

In the year ended December 31, 2020, we granted (i) options to purchase 400,000 ordinary shares to our officers, at a weighted average exercise price of $5.35 per share, and the latest expiration date for such options is July 2027, and (ii) 500,000 of restricted share units (“RSUs”) to Mr. Gerstel, in accordance with the terms provided below. These awards were granted under our Equity Incentive Plan, as amended, formerly known as the 2003 Israeli Share Option Plan (the “Incentive Plan”).

In 2020, we paid each of our non-executive directors $50,000 per year. Our non-executive directors were also entitled for an annual grant of options to purchase 15,000 ordinary shares under the Incentive Plan. Such options were granted on February 6, 2020.Each option is exercisable for a term of five years at an exercise price per share equal to the average stock market price of the 90 days prior to the date of grant (and not less than the closing share price on the date of grant in the case of U.S. grantees). The options vested on a quarterly basis, in equal tranches, during the year following the grant, such that as of today these options are vested in full. Following termination or expiration of the applicable director’s service with the Company, provided that the termination or expiration is not for “cause” and is not a result of the director’s resignation, the options would retain their original expiration dates.

Following the approval of the annual general meeting of our shareholders held on December 23, 2020, the annual equity grant structure to our non-executive directors has been changed from a grant of options to a grant of RSUs, with a variable value based on the role held by such member of the board of directors. With respect to new appointed directors, such grant shall be made initially upon the initial election or appointment and on each anniversary of such date. With respect to our incumbent non-executive directors, the initial grant, was made on February 6, 2021, the date of the first anniversary of the most recent option grant. Such RSU grant was made in lieu (and not in addition) to the scheduled grant of options to our directors. The RSUs granted are subject to the terms and conditions of the Incentive Plan and the RSU agreement pursuant to the Incentive Plan. The RSUs shall vest on a quarterly basis, in equal tranches, during the year following the grant. All unvested RSUs held by a director in office will automatically vest upon a change of control of the Company, which is defined for this purpose as (i) a merger, acquisition or reorganization of the Company with one or more other entities in which the Company is not the surviving entity, (ii) a sale of all or substantially all of the assets of the Company, or (iii) a transaction or a series of related transactions as a result of which more than 50% of the outstanding shares or the voting rights of the Company are beneficially owned by one person or group (as defined in the SEC rules) (the “Change of Control”). Accordingly, each non-executive director was granted with an annual RSU grant according to his/her role, with a value as follows:

•

chairperson of our audit committee: $110,000;

•

chairperson of our compensation committee: $107,500;

•

chairperson of our nominating and governance committee: $105,000; and

•

other non-executive directors: $97,500.

The compensation we paid to our chairman of the board of directors, Mr. Kaplan, for the year ended December 31, 2020 was $ 100,000 plus VAT, paid in four quarterly payments and reimbursement of out-of-pocket expenses incurred in connection with Mr. Kaplan’s services as chairman. Mr. Kaplan is also entitled for indemnification and liability insurance as provided to other members of the board of directors. Mr. Kaplan’s services agreement also includes customary non-disclosure, non-compete, and ownership assignment of intellectual property undertakings.

Following the approval of the extraordinary general meeting of our shareholders held on August 2, 2018, Mr. Kaplan was granted with a one-time grant of options to purchase 66,666 Ordinary Shares, with a 3-year vesting schedule, commencing on May 9, 2018 (the “August 2018 Grant”). In addition, following the approval of the annual general meeting of our shareholders held on February 6, 2020, and subject to the continued engagement as our chairman of the board of directors, Mr. Kaplan was granted with a one-time grant of options to purchase 90,000 Ordinary Shares with a 3-year vesting schedule (the options will vest quarterly in equal tranches over a three-year period), commencing on May 9, 2021, at an exercise price per share equal to the average stock market price of the 90 days period preceding the date of the general meeting of our shareholders, as reported by the Nasdaq Stock Market (together with August 2018 Grant, the “Chairperson’s Previous Grants”). The options granted are subject to the terms and conditions of the Incentive Plan and the option agreement pursuant to the Incentive Plan. Upon removal of Mr. Kaplan from office either by a vote of the board of directors or by a vote of the Company’s shareholders, either (i) as a direct result of the negotiation of a Change of Control; or (ii) within six months following a Change of Control event (for the avoidance of doubt, in both (i) and (ii), other than for “cause” – as such term defined in the Incentive Plan) all unvested options shall automatically be accelerated and become fully vested on the effective date of any such event described in either (i) or (ii).

Following the approval of the annual general meeting of our shareholders held on December 23, 2020, the equity grant structure to Mr. Kaplan, our chairperson of the board of directors, was changed as well, from grant of option to grant of RSUs. Accordingly, Mr. Kaplan was granted an annual grant with a value of up to $200,000, such annual grant, which shall be made in the form of RSUs, shall be equal to the difference between the fair market value per vesting annum of the Chairperson’s Previous Grants and the approved cap of $200,000. The initial grant was made on February 6, 2021.With respect to new appointed chairperson of our board of directors, such grant shall be made initially upon the initial election or appointment and on each anniversary of such date. The RSUs granted are subject to the terms and conditions of the Incentive Plan and the RSU agreement pursuant to the Incentive Plan. The RSUs shall vest on a quarterly basis, in equal tranches, during the year following the grant. All unvested RSUs held by a chairperson in office will automatically vest upon a Change of Control event. In addition, the Company’s shareholders approved a one-time special grant of 19,000 fully vested RSUs. The grant date of the special grant is the date of our board of directors’ approval which occurred on October 27, 2020.

The table below reflects the compensation granted to our five most highly compensated office holders during or with respect to the year ended December 31, 2020. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table below, “compensation” includes salary cost, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to the Company, as recognized in our financial statements for the year ended December 31, 2020, including the compensation paid to such Covered Executive following the end of the year in respect of services provided during the year. Each of the Covered Executives was covered by our D&O liability insurance policy and was entitled to indemnification and exculpation in accordance with applicable law and our articles of association. All numbers below are in US Dollars in thousands.

Name and Principal Position (1)	Salary Cost (2)	Bonus (3)	Equity-Based Compensation (4)	Total
Doron Gerstel, Chief Executive Officer	498	1,051	834	2,383
Daniel E. Aks, President, Undertone Business Unit	621	320	69	1,010
Tal Jacobson, General Manager, CodeFuel Business Unit	293	467	193	953
Maoz Sigron, Chief Financial Officer	308	420	115	841
Ran Cohen, Senior VP Product, CodeFuel Business Unit	172	62	55	290

_________________

(1)Unless otherwise indicated herein, all Covered Executives are employed on a full-time (100%) basis.

(2)Salary cost includes the Covered Executive’s gross salary plus payment of social benefits made by the Company on behalf of such Covered Executive. Such benefits may include, to the extent applicable to the Covered Executive, payments, contributions and/or allocations for savings funds (e.g., Managers’ Life Insurance Policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, risk insurances (e.g., life, or work disability insurance), payments for social security and tax gross-up payments, vacation, car, medical insurances and benefits, phone, convalescence or recreation pay and other benefits and perquisites consistent with the Company’s policies.

(3)Annual bonuses granted to the Covered Executives based on formulas set forth in the annual compensation plan approved by the board of directors.

(4)Represents the equity-based compensation expenses recorded in our consolidated financial statements for the year ended December 31, 2020. Such numbers are based on the option grant date fair value in accordance with accounting guidance for equity-based compensation and does not necessarily reflect the cash proceeds to be received by the applicable officer upon the vesting and sale of the underlying shares. For a discussion of the assumptions used in reaching this valuation, see Note 2 to our Financial Statements.

Compensation Terms of our Chief Executive Officer

Doron Gerstel serves as our Chief Executive Officer from April 2017 and as a director of the Company since May 2018. His monthly base salary is NIS 130,000 (equivalent to approximately $40,435), effective as of January 1, 2021, as approved by the annual general meeting of our shareholders held on December 23, 2020.Mr. Gerstel also entitled to customary benefits (including those mandated by applicable law and/or generally provided to other executive officers of the Company), including managers’ insurance or pension arrangement, disability insurance, severance pay (pursuant to Section 14 of the Severance Pay Law), educational savings fund, private health insurance, indemnification, liability insurance (including for the period of seven years following termination), convalescence pay, meal plan, cellular telephone and personal computer. Mr. Gerstel is not compensated for his role as director.

Mr. Gerstel is also entitled for a target annual cash bonus of up to a maximum of twelve (12) monthly salaries, or eighteen (18) in case of over achievement, subject to performance matrix to be approved by the Company’s compensation committee and board of directors on an annual basis, while up to 25% of such annual bonus may be discretionary and not subject to measurable performance indexes. In addition, our compensation committee and the board of directors are authorized to grant Mr. Gerstel, from time to time, a special bonus in accordance with and subject to our Compensation Policy for Directors and Officers.

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

The Options are exercisable for cash or on a “cashless” basis, at the election of Mr. Gerstel, and have a term of six years, which will not be reduced in the event that employment terminates prior thereto, except in the event of termination for “Cause” (as defined in the employment agreement). The Options vest during the term of employer-employee relations, in quarterly installments, over a period of four years. The vesting schedule of the Options will fully accelerate (i) upon the closing of a “Transaction” (as defined below) or (ii) if Mr. Gerstel is terminated without “Cause” or if he resigns as a result of being demoted or relocated, in each case, within 12 months following a “Change of Control” (as defined below).

Each grant constitutes approximately 1.1% of the outstanding ordinary shares as of March 14, 2021.

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

At the extraordinary meeting of our shareholders held on April 11, 2019, Mr. Gerstel was granted with additional grant of options to purchase 150,000 Ordinary Shares, with a 3-year vesting schedule (the options will vest on a quarterly basis in equal tranches over a three-year period), commenced on January 15, 2019 (the “2019 Options”). The exercise price per share for the shares underlying the 2019 Options is as follows: (i) the first 75,000 of shares underlying the 2019 Options will be exercised at a price per share equal to $2.87, which is the weighted average closing price of our ordinary shares on Nasdaq in the last 90 days prior to the date of approval of the grant by our board of directors on February 12, 2019, as reported by the Nasdaq Stock Market (the “Base PPS”); and (ii) the remaining 75,000 of shares underlying the 2019 Options will be exercised at a price per share equal to $3.30 which is a price 15% higher than the Base PPS. The 2019 Options will be subject to the terms and conditions of the Company’s Incentive Plan, as amended and the terms of the option agreement issued to Mr. Gerstel pursuant to the Company’s Incentive Plan. The vesting schedule of the Option will fully accelerate in accordance of the acceleration provisions of the options previously granted to Mr. Gerstel (with Change in Board Event measured as of the date of the shareholders meeting).

Each grant constitutes approximately 0.2% of the outstanding ordinary shares as of March 14, 2021.

At the annual general meeting of our shareholders held on December 23, 2020, Mr. Gerstel was granted with 500,000 RSUs, which is versting over a three-year period commenced on February 1, 2021, with a 6-month cliff after which the RSUs will continue to vest on a quarterly basis over the following ten (10) quarters, unless such RSUs have been cancelled in accordance with the employment terms of Mr. Gerstel (the “RSU Grant”). The grant date is the date of the board of directors’ approval, which occurred on October 27, 2020. The vesting schedule of the RSU Grant will fully accelerate in accordance with the acceleration provisions of the options previously granted to Mr. Gerstel (with Change in Board Event measured as of the date of the shareholders meeting). Consistent with the previous options grants granted to Mr. Gerstel, the RSU Grant will be subject to the same terms and conditions of prior grants, the terms and conditions of the Company’s Incentive Plan and the terms of the grant agreements issued to Mr. Gerstel pursuant to the Company’s Incentive Plan.

Such grant constitutes approximately 1.5% of the outstanding ordinary shares as of March 14, 2021.

In addition, at the same meeting, our shareholders approved a one-time grant to Mr. Gerstel of performance based options to purchase 225,000 ordinary shares linked to certain KPI’s in connection with the renewal of the strategic partnership agreement with Microsoft Bing (the “2020 Options”), approved by our board of directors on July 28, 2020, to those members of our management who participated in the efforts for the renewal of the strategic partnership for a period of four additional years, whereas 50% of the 2020 Options vested upon the renewal of the Search Distribution Agreement by and between the Company and Microsoft Ireland Operations Limited which occurred on November 2, 2020 (the “Renewal Date”), and the remaining 50% of the 2020 Options will vest in two equal portions on each anniversary of the Renewal Date. The exercise price per share for the ordinary shares underlying the 2020 Options is the weighted average closing price of our ordinary shares in the last 90 days, as reported by the Nasdaq Stock Market, prior to the date of approval of the grant by the board which occurred on July 28, 2020. The vesting schedule of the 2020 Options will fully accelerate in accordance with the acceleration provisions of the options previously granted to Mr. Gerstel (with Change in Board Event measured as of the date of the shareholders meeting). Consistent with the previous options grants granted to Mr. Gerstel, the 2020 Options will be subject to the same terms and conditions of prior grants, the terms and conditions of the Company’s Incentive Plan and the terms of the grant agreements issued to Mr. Gerstel pursuant to the Company’s Incentive Plan.

Such grant constitutes approximately 0.7% of the outstanding ordinary shares as of March 14, 2021.

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

The employment term is for an indefinite period. We may terminate the employment upon 12 months’ prior notice and Mr. Gerstel may resign upon nine months’ prior notice. During the notice period, Mr. Gerstel will be entitled to all benefits under the employment agreement, including the continued vesting of stock options, even if the Company waives its right to continued service. In the event of termination for “Cause” (as defined in the employment agreement), we may terminate the employee without prior notice.

We also have employment agreements with our other executive officers. These agreements usually do not contain any change of control provisions and otherwise contain salary, benefit and non-competition provisions that we believe to be customary in our industry.

C.BOARD PRACTICES

Corporate Governance Practices

We are incorporated in Israel and therefore are subject to various corporate governance practices under the Companies Law, relating to such matters as external directors (or, to the extent applicable, the provisions of the opt-out from external directors), the audit committee, the internal auditor and approvals of interested party transactions. These matters are in addition to the ongoing listing conditions of Nasdaq and other relevant provisions of U.S. securities laws. Under the Nasdaq Listing Rules, a foreign private issuer may generally follow its home country rules of corporate governance in lieu of the comparable Nasdaq requirements, except for certain matters such as composition and responsibilities of the audit committee. For further information, see Item 16.G “Corporate Governance.”

Nasdaq Requirements

As required by the Nasdaq Listing Rules, a majority of our directors are “independent directors” as defined in the Nasdaq Listing Rules.

As contemplated by the Nasdaq Listing Rules, we have an audit committee, a compensation committee and a nominating and governance committee, all of whose members are independent directors.

See Item 16.G. “Corporate Governance” for exemptions that we have taken from certain Nasdaq Listing Rule requirements.

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

As of March 14, 2021, our board of directors consists of seven directors. Our directors (other than the directors who were in the position of external directors until August 2019) are elected in three staggered classes by the vote of a majority of the ordinary shares present and entitled to vote at meetings of our shareholders at which directors are elected. The members of only one staggered class will be elected at each annual meeting for a three-year term, so that the regular term of only one class of directors expires annually. Our annual meeting of shareholders is required to be held at least once during every calendar year and not more than fifteen months after the last preceding meeting. Effective as of August 2019, following our adoption of the exemption under the Israeli Companies Regulations (Reliefs for Public Companies whose Shares are Listed on a Stock Exchange Outside of Israel), 2000, or the Regulation, our director in office who was elected and classified as external directors, Ms. Sarit Firon, is no longer classified as such under the Companies Law. The transition rules set forth under the Regulation provide that such directors have the right to remain in office as our directors at their option after the exemption under the Regulation is adopted until the earlier of such directors’ original end of term of office or the second annual meeting of shareholders after the adoption of the exemption under the Regulation. Ms. Firon’s term of office expired in January 2020, accordingly our board of directors has re-appointed Ms. Firon with the term of office that expires as of our 2021 annual meeting of shareholders.

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

Nasdaq Requirements

Under the listing requirements of the Nasdaq Stock Market, a foreign private issuer is required to maintain an audit committee that has certain responsibilities and authority. The Nasdaq Listing Rules require that all members of the audit committee must satisfy certain independence requirements, subject to certain limited exceptions. We have adopted an audit committee charter as required by the Nasdaq Listing Rules. Our audit committee assists the board of directors in fulfilling its responsibility for oversight of the quality and integrity of our accounting, auditing and financial reporting practices and financial statements. Our audit committee is also responsible for the establishment of policies and procedures for review and pre-approval by the committee of all audit services and permissible non-audit services to be performed by our independent auditor, in order to ensure that such services do not impair our auditor’s independence. For more information see Item 16.C “Principal Accountant Fees and Services.” Under the Nasdaq Listing Rules, the approval of the audit committee is also required to effect related-party transactions that would be required to be disclosed in our annual report.

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

Compensation Committee

Pursuant to the Companies Law, the compensation committee of a public company must be comprised of at least three directors, include all of the external directors (and also the chairman is required to be an external director), and any other members must satisfy certain independence standards under the Companies Law. Following the Opt-Out, our compensation committee is comprised of Ms. Joy Marcus (chairperson), Mr. Dror Erez and Mr. Rami Schwartz, all of whom satisfy the respective “independence” requirements of the Companies Law, SEC and Nasdaq Listing Rules for compensation committee members. Our compensation committee meets at least once each quarter, with additional special meetings scheduled when required.

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

Internal Auditor

Under the Companies Law, the board of directors of a public company must appoint an internal auditor nominated based on the audit committee’s recommendation. The role of the internal auditor is to examine whether a company’s actions comply with the law and proper business procedure. The internal auditor may be an employee of the company employed specifically to perform internal audit functions but may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of the company’s independent accounting firm or its representative. The Companies Law defines an interested party as a substantial shareholder of 5% or more of the shares or voting rights of a company, any person or entity that has the right to nominate or appoint at least one director or the general manager of the company or any person who serves as a director or as the general manager of a company. The internal auditor’s term of office shall not be terminated without his or her consent, nor shall he or she be suspended from such position unless the board of directors has so resolved after hearing the opinion of the audit committee and after giving the internal auditor a reasonable opportunity to present his or her position to the board and to the audit committee. Our internal auditor is Ms. Linur Dloomy, CPA, of Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu.

D.EMPLOYEES

The breakdown of our employees, by department, as of the end of each of the past three fiscal years is as follows:

	December 31,
	2018	2019	2020
Cost of sales	76	79	73
Research and development	86	117	135
Selling and marketing	141	136	146
General and administration	60	67	63
Total	363	399	417

As of December 31, 2020, 158 of our employees were located in Israel, 172 of our employees were located in the United States and 87 employees were located in Europe.

In Israel we are subject to certain labor statutes and national labor court precedent rulings, as well as to some provisions of the collective bargaining agreements. These provisions of collective bargaining agreements apply to our Israeli employees by virtue of extension orders issued in accordance with relevant labor laws by the Israeli Ministry of Economy and Industry, and which apply such provisions under the extension orders to certain or all Israeli employees including our employees even though they are not directly part of a union that has signed a collective bargaining agreement. The laws and labor court rulings that apply to our employees principally concern, among others, minimum wage laws, procedures for dismissing employees, determination of severance pay, leaves of absence (such as annual vacation or maternity leave), sick pay and other conditions for employment. The extension orders which apply to our employees principally concern, among others, the requirement for the length of the workday and the work-week, annual recuperation pay and commuting expenses, and payments to pension funds. As mentioned above, we are required to insure all of our employees by a comprehensive pension plan or a managers’ insurance according to the terms and the rates detailed in the extension order. In addition, Israeli laws determine minimum wages for workers, minimum paid leave or vacation, sick leave, working hours and days of rest, insurance for work-related accidents, determination of severance pay, the duty to give notice of dismissal or resignation and other benefits and terms of employment. We have never experienced a work stoppage, and we believe our relations with our employees are good.

Israeli law generally requires the payment of severance by employers upon the retirement or death of an employee or upon termination of employment by the employer or, in certain circumstances, by the employee. Substantially all of our agreements with employees in Israel contain an arrangement made in accordance with Section 14 of the Severance Pay Law, 1963 (“Section 14”), where our contributions for severance pay are paid in lieu of any severance liability. Upon termination of employment, for any reason, and subject to contribution of the employee’s entire monthly salary as of the commencement date of his/her employment, and release of the policy to the employee, no additional severance payments are required to be made by us to the employee. Additionally, the related obligation and amounts deposited pursuant to such obligation are not stated on the balance sheet, as we are legally released from any obligation to employees once the deposit amounts have been paid.

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

E.SHARE OWNERSHIP

Security Ownership of Directors and Executive Officers

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of March 14, 2021 by all of our directors and executive officers as a group and by each officer and director who beneficially owns 1% or more of our outstanding ordinary shares.

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

Except as indicated in the footnotes to this table, each officer and director in the table has sole voting and investment power for the shares shown as beneficially owned by them. Percentage ownership is based on 33,851,574 ordinary shares outstanding as of March 14, 2021 (such amount excludes 115,339 Ordinary Shares held by the Company).

Name	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Outstanding
All directors and officers as a group (10 persons) (1)	2,014,959	5.95%

(1)	Includes options to purchase 1,711,327 ordinary shares, that are vested or will vest within 60 days of March 14, 2020.

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

Under the Incentive Plan, as amended from time to time, we may grant to our directors, officers, employees, consultants, advisers, service providers and controlling shareholders options to purchase our ordinary shares, restricted shares and RSUs. As of December 31, 2020, a total of 4,527,047 ordinary shares were subject to the Incentive Plan. As of March 14, 2021, options to purchase a total of 4,456,378 ordinary shares were outstanding under our Incentive Plan, of which options to purchase a total of 2,263,540 ordinary shares were held by our directors and officers (10 persons) as a group. The outstanding options are exercisable at purchase prices which range from $0.01 to $8.34 per share. Any expired or cancelled options are available for reissuance under the Incentive Plan.

Our Israeli employees and directors may be granted awards under Section 102 (“Section 102”) of the Israeli Income Tax Ordinance [New Version], 1961 (the “Ordinance”), which provides them with beneficial tax treatment, and non-employees (such as service providers, consultants and advisers) and controlling shareholders may only be granted awards under section 3(i) of the Ordinance, which does not provide for similar tax benefits. In order to be eligible for tax benefits under Section 102, the securities must be issued through a trustee, and if held by the trustee for the minimum required period, the employees and directors are entitled to defer any taxable event with respect to the award until the earlier of (the “Exercise Date”) (i) the transfer of securities from the trustee to the employee or director or (ii) the sale of securities to a third party. Our board of directors has resolved to elect the “Capital Gains Route” (under Section 102) for the grant of awards to Israeli grantees under the Company's incentive plan. Based on such election, and subject to the fulfillment of the conditions of Section 102, under the Capital Gains Route, gains realized from the sale of shares issued pursuant to the Incentive Plan will generally be taxed at the capital gain tax rate of 25%, provided the trustee holds the securities for 24 months following the date of grant of the award. To the extent the conditions of Section 102 are not met, tax will be payable at the Exercise Date at the marginal income tax rate applicable to the employee or director (47% in 2020 and additional National Security contributions). In addition, in certain circumstances, an excess tax of 3% will be imposed as well. We are not entitled to deduct for Israeli tax purposes the expenses recorded with respect to grant of awards on the “Capital Gains Route.” However, in case the employee has an ordinary income component under section 102(b)(3) of the Ordinance, that component is deductible by the company for tax purposes. The voting rights of any shares held by the trustee under Section 102 remain with the trustee.

The Incentive Plan contains a U.S. addendum that provides for the grant of awards to U.S. citizens and resident aliens of the United States for U.S. tax purposes. Pursuant to the approval of our board of directors and shareholders, stock options granted to U.S. citizens and resident aliens may be either incentive stock options under the Code or nonqualified options that do not qualify as incentive stock options. Subject to the fulfillment of the applicable conditions of the Code, an incentive stock option may provide tax benefits to the holder in that it converts ordinary income into income taxed at capital gain rates and defers the tax until the sale of the underlying share. In that event, we would not recognize a tax deduction with respect to such capital gain.

Our board of directors has the authority to administer, and to grant awards, under the Incentive Plan. However, the compensation committee appointed by the board provides recommendations to the board with respect to the administration of the plan. Generally, RSUs and options granted under the Incentive Plan vest in two or three installments on each anniversary of the date of grant.

See Item 6.B. “Compensation” for a description of awards granted under the Incentive Plan to our directors and officers in 2020.

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.MAJOR SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our shares as of March 14, 2021, by each person or entity known by us to beneficially own 5% or more of our outstanding Ordinary Shares.

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

For the purpose of calculating the percentage of shares beneficially owned by any shareholder, this table lists the applicable percentage ownership based on 33,851,574 Ordinary Shares issued and outstanding as of March 14, 2020 (such amount excludes 115,339 Ordinary Shares held by the Company).

Except as indicated in the footnotes to this table, to our knowledge, each shareholder in the table have voting and investment power for the shares shown as beneficially owned by such shareholder, except to the extent the power is shared by spouses under community property law. Our major shareholders do not have different voting rights than our other shareholders.

Name of Beneficial Owner	Shares Beneficially Owned
	Number	Percentage

Private Capital Management, LLC(1)	2,386,268	7.05%
Zack and Orli Rinat(2)	2,161,449	6.39%
Renaissance Technologies LLC(3)	1,818,025	5.37%

(1)Based solely upon, and qualified in its entirety with reference to, a Schedule 13G filed with the SEC on February 5, 2021, by Private Capital Management, LLC (“PCM”). PCM exercises shared voting authority with respect to shares held by those PCM clients that have delegated proxy voting authority to PCM. Such delegation may be granted or revoked at any time at the client's discretion. The address of PCM is 8889 Pelican Bay Boulevard, Suite 500, Naples, Florida 34108.

(2)Based solely upon, and qualified in its entirety with reference to, a Schedule 13G filed with the SEC on January 16, 2014, by Zack and Orli Rinat. The Ordinary Shares are held by Zack Rinat and Orli Rinat as community property. The address of Zack and Orli Rinat is 26319 Esperanza Drive Los Altos Hills, CA.

(3)Based solely upon, and qualified in its entirety with reference to, a Schedule 13G filed with the SEC on February 12, 2020, by Renaissance Technologies LLC (“RTC”) and Renaissance Technologies Holdings Corporation (“RTHC”). RTHC owns the majority of the membership interests of RTC. As the holder of the majority of the membership interests of RTC, RTHC has shared voting or dispositive power over the 1,818,025 Ordinary Shares held by RTC. The address of each of RTC and RTHCS is 800 Third Avenue New York, New York 10022.

To our knowledge, the significant changes in the percentage of ownership held by our major shareholders during the past three years preceding the date of this annual report on Form 20-F have been: (i) the increase in the percentage of ownership held by Renaissance Technologies LLC and Renaissance Technologies Holdings Corporation above 5% during the year 2019; (ii) the decrease in the percentage of ownership held by Dror Erez below the 5% during the year 2019; (iii) the decrease in the percentage of ownership held by Ronen Shilo below the 5% during the year 2019; (iv) the decrease in the percentage of ownership held by J.P. Morgan Investment Management Inc., Digital Growth Fund L.P. and Project Condor LLC below the 5% during the year 2019; (v) the decrease in the percentage of ownership held by Benchmark Israel II, L.P. below the 5% during the year 2020; (vii) the increase in the percentage of ownership held by Private Capital Management, LLC above 5% in 2020; (vi) the increase in the percentage of ownership held by The Phoenix Holdings Ltd., and its various direct or indirect, majority or wholly-owned subsidiaries, above 5% during the year 2020; and (vii) the decrease in the percentage of ownership held by EA2K Ltd. below the 5% during the year 2020.

To our knowledge, as of March 14, 2021, we had 6 shareholders of record of which 6 (excluding the Depository Trust Company) were registered with addresses in the United States. These U.S. holders were, as of such date, the holders of record of approximately 0.1% of our outstanding shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees.

B.RELATED PARTY TRANSACTIONS

It is our policy that transactions with office holders or transactions in which an office holder has a personal interest will be on terms that, on the whole, are no less favorable to us than could be obtained from independent parties.

See Exhibit 2.1 to this annual report on Form 20-F, which is incorporated by reference into this annual report on Form 20-F, for a discussion of the requirements of Israeli law regarding special approvals for transactions involving directors, officers or controlling shareholders.

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

We have entered into indemnification and exculpation agreements with each of our current office holders and directors exculpating them to the fullest extent permitted by the law and our articles of association and undertaking to indemnify them to the fullest extent permitted by the law and our articles of association, including with respect to liabilities resulting from this annual report, to the extent such liabilities are not covered by insurance. See also Item 10.B. “Related Party Transactions—Indemnification Agreements.”

Employment and Consulting Agreements

We have or have had employment, consulting or related agreements with each member of our senior management. For more information on employment and consulting agreements see Item 6.B. “Compensation.”

C.INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.FINANCIAL INFORMATION

A.CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

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

B.SIGNIFICANT CHANGES

Since the date of our audited Financial Statements incorporated by reference in this report, there have not been any significant changes other than as set forth in note 20 to our Financial Statements.”

ITEM 9.THE OFFER AND LISTING

A.OFFER AND LISTING DETAILS

Our ordinary shares have been listed on the Nasdaq Stock Market since January 2006. Our ordinary shares commenced trading on the TASE on December 4, 2007. Our trading symbol on Nasdaq is “PERI” and on TASE is “PERION.”

B.PLAN OF DISTRIBUTION

Not applicable.

C.MARKETS

See “—Listing Details” above.

D.SELLING SHAREHOLDERS

Not applicable.

E.DILUTION

Not applicable.

F.EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.ADDITIONAL INFORMATION

A.SHARE CAPITAL

Not applicable

B.MEMORANDUM AND ARTICLES OF ASSOCIATION

A copy of our amended and restated articles of association is attached as Exhibit 1.1 to this annual report on Form 20-F. The information called for by this Item is set forth in Exhibit 2.1 to this annual report on Form 20-F and is incorporated by reference into this annual report on Form 20-F.

C.MATERIAL CONTRACTS

Acquisition of Content IQ

On January 14, 2020, we entered into and consummated a Membership Interest Purchase Agreement, or MIPA, with Asaf Katzir and Ziv Yirmiyahu, or the Sellers, Content IQ and Perion for the acquisition of all the shares of Content IQ, a privately held company founded in 2014, based in New York City with offices in Tel Aviv. Content IQ has created data algorithm and analytics tools that deconstruct content, revenue and distribution to solve digital publishing challenges. The acquisition was made for a total consideration of $73.05 million, of which $15 million in cash was paid upon closing, with an additional maximum $11 million will be paid as a retention incentive. As part of the total consideration, there is a maximum of $47.05 million in earn-outs over a period of two years. The earn-outs are tied to revenue and EBITDA-based metrics that would be paid in full if Content IQ generates $158 million in revenues and more than $17 million of EBITDA in aggregate, over the next two years. The agreement also contains customary representations, warranties, covenants and indemnification provisions.

On July 22, 2020, in connection with the acquisition of Pub Ocean, we amended the MIPA. Under the terms of the amended MIPA, it was agreed with the Sellers, that (i) revenues and EBITDA of Pub Ocean will be attributed towards Sellers’ revenue and EBITDA targets under the MIPA with Perion; and (ii) Sellers will bear 40% of the cost of milestone payments that are ultimately payable to Pub Ocean under the Asset Purchase Agreement (as defined below), which will be paid solely by deductions from their own earn-out payments and certain escrowed amounts.

Acquisition of Pub Ocean

On July 22, 2020, we entered into an agreement to acquire the assets of Pub Ocean, or the Asset Purchase Agreement a rapidly-growing digital publisher-focused technology company with scalable content distribution and real-time revenue analytics technology. Pub Ocean offers significant and immediate synergies to Content IQ, driving incremental revenue opportunities and enhanced profitability. The acquisition was for an aggregate cash consideration of up to $22 million, of which (i) $4 million was paid upon signing, (ii) $17 million of earn-out payments tied to financial targets to be paid over a two-year period, and (iii) an additional amount of $1 million in retention incentives to be paid over a two-year period. The agreement also contains customary representations, warranties, covenants and indemnification provisions.

Search Services Agreement with Microsoft

In November 2020, we entered into a renewed agreement with Microsoft Ireland Operations Limited effective as of January 1, 2021 until December 31, 2024 which includes desktop and mobile distribution with limited exclusivity in the United States and an extended geography distribution.

Bank Mizrahi Credit Facility

On May 10, 2017, ClientConnect, a former Israeli subsidiary of Perion, which merged into Perion on June 30, 2020, executed a credit facility with Mizrahi Tefahot Bank Ltd. (“Bank Mizrahi”), an Israeli bank, pursuant to which ClientConnect was permitted to borrow up to $17.5 million. This facility was repaid in full from the proceeds of the new Bank Mizrahi facility.

On December 17, 2018, ClientConnect executed a new loan facility with Bank Mizrahi in the amount of $25 million. Proceeds of the loan facility were applied to the refinancing of existing debt of ClientConnect with Bank Mizrahi as well as existing debt of Undertone with SunTrust Bank. As of March 8, 2021, this credit facility was repaid in full.

Bank Mizrahi 2020 Credit Line

On May 19, 2020, we entered into a short-term secured credit line in the amount of up to $20 million with Bank Mizrahi, which was scheduled to mature on May 18, 2021. On August 11, 2020, we withdrawn an amount of $12.5 million from this credit line. Such a withdrawal was a short-term revolving loan for a three-month period. See Note 9 of the Financial Statements for further information. As of December 21, 2020, this credit facility was repaid in full.

D.EXCHANGE CONTROLS

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

E.TAXATION

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

General Corporate Tax Structure in Israel

Taxable income of Israeli companies is generally subject to corporate tax at the rate of 23% for the 2020 tax year. Under an amendment to the Israeli Income Tax Ordinance, the corporate tax rate was decreased to 23% for 2018 and thereafter. However, the effective tax rate payable by a company that derives income from a Preferred Enterprise (as further discussed below) may be considerably lower.

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

We elected “Preferred Enterprise” status commencing in 2011. We believe that our Israeli subsidiary (ClientConnect Ltd.), which merged into Perion on June 30, 2020, qualified as a “Preferred Technological Enterprise” in 2017, 2018 and 2019 and therefore, the portion of the income derived from ClientConnect in those years, which qualifies for the benefits, was subject to a lower tax rate of 12% according to Amendment 73 to the Law, as described below.

On December 31, 2019 the Israeli subsidiary – ClientConnect Ltd., was merged into the Company. In 2020 the Company elected to implement “Preferred Technological Enterprise” benefits.

Benefits granted to a Preferred Enterprise’s Preferred Income include reduced tax rates. In peripheral regions (Development Area A) the reduced tax rate was 9% in 2015 and 2016. Under an amendment to the Investment Law enacted in December 2016, the reduced tax rate was decreased to 7.5% starting from 2017 and thereafter. In other regions the tax rate was 16% in 2015 and thereafter. Preferred Enterprises in peripheral regions will be eligible for grants from the Israeli Authority for Investments and Development of the Industry and Economy (the “Investment Center”), as well as the applicable reduced tax rates.

A dividend distribution from a Preferred Enterprise out of the “Preferred Income” would be subject to 20% withholding tax for Israeli-resident individuals (in the case of non-Israeli shareholders - subject to the receipt in advance of a valid certificate from the Israel Tax Authority ("ITA") allowing for a reduced tax rate, 20% or such lower rate as may be provided under an applicable double tax treaty). Dividend distributions out of “Preferred Income” to an Israeli company, are not subject to withholding tax.

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

In December 2016, the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016, which includes Amendment 73 to the Law for the Encouragement of Capital Investments, was published. Amendment 73 prescribes special tax routes for technological enterprises as described below, and is in addition to the other existing tax beneficial programs under the Investment Law. On June 30, 2021, certain grandfather rules in Amendment 73 pertaining the preferred enterprises will expire, most significantly the limitation of Preferred Income to exclude such which is generated by intangible assets not related to the manufacturing or such that would not have been recognized as Preferred Technological Income.

New Tax benefits under Amendment 73 that became effective on January 1, 2017.

Amendment 73 provides new tax benefits for two types of “Technology Enterprises”, as described below, and is in addition to the other existing tax beneficial programs under the Investment Law.

Amendment 73 applies to “Preferred Technology Enterprise” that meet certain condition, including all of the following:

•

A company's average R&D expenses in the three years prior to the current tax year must be greater than or equal to 7% of its total revenue or exceed NIS 75 million (approximately $21 million) per year; and

•

A company must also satisfy one of the following conditions: (1) at least 20% of the workforce (or at least 200 employees) are employed in R&D; (2) a venture capital investment of an amount approximately equivalent to at least NIS 8 million was previously made in the company; or (3) growth in sales or workforce by an average of 25% over the three years preceding the tax year.

A “Special Preferred Technological Enterprise” is an enterprise that meets conditions one and two above, and in addition is a part of a group of companies that have total annual consolidated revenues above NIS 10 billion (approximately $2.8 billion).

A “Preferred Technology Enterprise” satisfying the required conditions will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technology Income,” as defined in the Investment Law. The tax rate is further reduced to 7.5% for a Preferred Technology Enterprise located in development area A. In addition, a Preferred Technology Enterprise will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million, and the sale receives prior approval from the National Authority for Technological Innovation (previously known as the Israeli Office of the Chief Scientist), to which we refer as IIA.

A “Special Preferred Technology Enterprise” satisfying the required conditions, will thereby enjoy a reduced corporate tax rate of 6% on “Preferred Technology Income” regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technology Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefitted Intangible Assets” to a related foreign company if the Benefitted Intangible Assets were either developed by the Special Preferred Technology Enterprise or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from IIA. A Special Preferred Technology Enterprise that acquires Benefitted Intangible Assets from a foreign company for more than NIS 500 million will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

Dividends distributed to Israeli shareholders by a Preferred Technology Enterprise or a Special Preferred Technology Enterprise, paid out of Preferred Technology Income, are generally subject to withholding tax at source at the rate of 20% (in the case of non-Israeli shareholders - subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate, 20% or such lower rate as may be provided in an applicable tax treaty). However, if such dividends are paid to an Israeli company, no tax is required to be withheld. If more than 90% of the Preferred Technology Enterprise or Special Preferred Technology Enterprise are held by foreign company shareholders and other conditions are met, such dividends, distributed to a foreign company, will be subject to a 4% withholding tax rate (or a lower rate under a tax treaty, if applicable, subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate).

We believe that we qualified as a “Preferred Technological Enterprise” in 2020 and that our former Israeli subsidiary, ClientConnect, qualified as a “Preferred Technological Enterprise” in 2017, 2018 and 2019 and was subject to a lower tax rate of 12% according to Amendment 73 to the Law, as described above.

Law for the Encouragement of Industry (Taxes), 1969

We believe that we currently qualify as an “Industrial Company” within the meaning of the Law for the Encouragement of Industry (Taxes), 1969, or the Industry Encouragement Law. The Industry Encouragement Law defines “Industrial Company” as a company resident of Israel which was incorporated in Israel, of which 90% or more of its income in any tax year, other than of income from defense loans, is derived from an “Industrial Enterprise” owned by it and located in Israel or in the “Area”, in accordance with the definition in section 3a of the Ordinance. An “Industrial Enterprise” is defined as an enterprise whose major activity in a given tax year is industrial production.

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

Taxation of our Shareholders

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders. The Israeli Income Tax Ordinance [New Version], 5721-1961, or the Tax Ordinance, generally imposes a capital gains tax on the disposition of capital assets by non-Israeli tax residents if those assets (i) are located in Israel, (ii) are shares or a right to shares in an Israeli resident corporation, or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The Tax Ordinance distinguishes between real capital gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain equivalent to the increase of the relevant asset’s tax basis attributable to an increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of disposition. Inflationary surplus is not currently subject to tax in Israel. The real capital gain is the excess of the total capital gain over the inflationary surplus.

Generally, a non-Israeli resident (whether an individual or a corporation) who derives capital gains from the sale of shares in an Israeli resident company purchased upon or after the registration of the shares on the TASE or on a regulated market outside of Israel (such as Nasdaq) should be exempt from Israeli capital gains tax unless, among others, (i) the shares were held through a permanent establishment that the non-Israeli resident shareholder maintains in Israel, or (ii) the Israeli resident company is classified as a real estate investment trust or ceased to be a real estate investment trust (as defined in the Tax Ordinance). If not exempt, a non-Israeli resident shareholder would generally be subject to tax on capital gain at the ordinary corporate tax rate (23% in 2020), if generated by a company, or at the rate of 25%, if generated by an individual, or 30%, if generated by an individual who is a “substantial shareholder” (as defined under the Tax Ordinance), at the time of sale or at any time during the preceding 12-month period (or if the shareholder claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares). A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include, among others, the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation (23% in 2020) and a marginal tax rate of up to 47% for an individual in 2020 (excluding excess tax as discussed below)) unless contrary provisions in a relevant tax treaty apply. Non-Israeli entities (including corporations) will not be entitled to the foregoing exemption if Israeli residents, whether directly or indirectly: (i) have a controlling interest of more than 25% in such non-Israeli entity or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli entity. Such exemption is not applicable, inter alia, to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

Additionally, a sale of shares by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty between Israel and the shareholder’s country of residence. For example, under the Convention Between the Government of the United States and the Government of the State of Israel with respect to Taxes of Income, as amended, or the United States-Israel Tax Treaty, the disposition of shares by a shareholder who (i) is a U.S. resident (for purposes of the United States-Israel Tax Treaty), (ii) holds the shares as a capital asset, and (iii) is entitled to claim the benefits afforded to such person by the United States-Israel Tax Treaty, is generally exempt from Israeli capital gains tax. Such exemption will not apply, inter alia, if (a) the capital gain arising from such sale, exchange or disposition is attributed to a permanent establishment that the shareholder maintains in Israel, (b) the shareholder holds, directly or indirectly, shares representing 10% or more of the voting capital of the company at any time in the 12-month period preceding such sale, exchange or disposition, subject to certain conditions, (c) such U.S. resident is an individual and was present in Israel for a period or periods aggregating to 183 days or more during the relevant taxable year, (d) the capital gains arising from such sale, exchange or disposition is attributed to real estate located in Israel, or (e) the capital gain arising from such sale, exchange or disposition is attributed to royalties. In each case, the sale, exchange or disposition of our ordinary shares would be subject to Israeli tax, to the extent applicable; however, under the United States-Israel Tax Treaty, the taxpayer may be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations under U.S. law applicable to foreign tax credits. The United States-Israel Tax Treaty does not provide such credit against any U.S. state or local taxes.

Regardless of whether non-Israeli shareholders may be liable for Israeli capital gains tax on the sale of our ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale. Specifically, in transactions involving a sale of all of the shares of an Israeli resident company, in the form of a merger or otherwise, the Israel Tax Authority may require from shareholders who are not liable for Israeli tax to sign declarations in forms specified by this authority or obtain a specific exemption from the Israel Tax Authority to confirm their status as non-Israeli tax residents, and, in the absence of such declarations or exemptions, may require the purchaser of the shares to withhold taxes at source.

In addition, with respect to mergers involving an exchange of shares, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of a number of conditions, including, in some cases, a holding period of two years from the date of the transaction during which sales and dispositions of shares of the participating companies are subject to certain restrictions. Moreover, with respect to certain share swap transactions in which the sellers receive shares in the acquiring entity that are publicly traded on a stock exchange, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no disposition of such shares has occurred. In order to benefit from the tax deferral, a pre-ruling from the Israel Tax Authority might be required.

Taxation of Non-Israeli Resident Shareholders on Receipt of Dividends. Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, unless relief is provided under the provisions of an applicable tax treaty between Israel and the shareholder’s country of residence (provided that a certificate from the Israel Tax Authority allowing for a reduced withholding tax rate or a tax exemption is obtained in advance). With respect to a person who is a “substantial shareholder” (described above) at the time of receiving the dividend or on any time during the preceding 12 months, the applicable tax rate is 30%. Dividends paid on publicly traded shares, like our ordinary shares, to non-Israeli residents, are generally subject to Israeli withholding tax at a rate of 25%, so long as the shares are registered with a nominee company (whether or not the recipient is a substantial shareholder), unless a lower rate is provided under an applicable tax treaty (provided that a certificate from the Israel Tax Authority allowing for a reduced withholding tax rate is obtained in advance). However, a distribution of dividends to non-Israeli residents is generally subject to withholding tax at source at a rate of 15% if the dividend is distributed from income attributed to an “Approved Enterprise” or a “Benefited Enterprise” and 20% if the dividend is distributed from income attributed to a “Preferred Enterprise” (as such terms are defined in the Law for the Encouragement of Capital Investments, 5719-1959, or the Encouragement Law), subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate, or such lower rate as may be provided under an applicable tax treaty. If such dividends are distributed by a “Preferred Technological Enterprise” or a “Special Preferred Technological Enterprise”, paid out of “Preferred Technological Income” (as such terms are defined under the Encouragement Law), to a non-Israeli company that holds, alone or together with other foreign companies, 90% or more in the Israeli company and other conditions are met, the withholding tax rate will be 4% (or a lower rate under a tax treaty, if applicable, subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate).

For example, under the United States-Israel Tax Treaty and subject to the eligibility to the benefits under such treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the United States-Israel Tax Treaty) is 25%. However, for dividends not generated by an Approved Enterprise, Benefited Enterprise or Preferred Enterprises and paid to a U.S. corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, the maximum rate of withholding tax is generally 12.5%, provided that not more than 25% of the gross income of the Israeli resident paying corporation for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to an Approved Enterprise, Benefited Enterprise or Preferred Enterprise are not entitled to such reduction under such tax treaty but are subject to withholding tax at the rate of 15% or 20% for such a United States corporate shareholder (subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate), provided that the conditions related to the holding of 10% of our voting capital and to our gross income for the previous year (as set forth in the previous sentence) are met. The aforementioned rates under the United States-Israel Tax Treaty would not apply if the dividend income is derived through a permanent establishment of the U.S. resident in Israel.

If the dividend is attributable partly to income derived from an Approved Enterprise, Benefited Enterprise or Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. U.S. residents (for purposes of the United States-Israel Tax Treaty) who are subject to Israeli withholding tax on a dividend may be entitled to a credit or deduction for United States federal income tax purposes up to the amount of the taxes withheld, subject to detailed rules contained in U.S. tax law.

We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability.

A non-Israeli resident who receives dividends from which tax was withheld is generally exempt from the obligation to file tax returns in Israel in respect of such income, provided, inter alia, that (i) such income was not derived from a business conducted in Israel by the taxpayer, (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed and (iii) the taxpayer is not obliged to pay excess tax (as further explained below).

Excess Tax. Individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income exceeding NIS 651,600 for 2020 (which amount is linked to the annual change in the Israeli consumer price index), including, but not limited to, dividends, interest and capital gain.

Estate and Gift Tax. Israeli tax law presently does not impose estate or gift taxes.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a description of material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of our ordinary shares, but this discussion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to own our ordinary shares.

This discussion applies only to a U.S. Holder that holds the ordinary shares as capital assets for U.S. federal income tax purposes (generally, property held for investment). It does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including the alternative minimum tax, the Medicare contribution tax on net investment income and tax consequences applicable to U.S. Holders subject to special rules, such as:

•

certain financial institutions;

•

dealers or traders in securities that use a mark-to-market method of tax accounting;

•

persons holding ordinary shares as part of a straddle, integrated or similar transaction;

•

persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•

entities classified as partnerships for U.S. federal income tax purposes and their partners;

•

tax-exempt entities, “individual retirement accounts” or “Roth IRAs”;

•

persons who acquired our ordinary shares pursuant to the exercise of an employee stock option or otherwise as compensation;

•

persons that own or are deemed to own 10% or more of our stock by voting power or value; or

•

persons holding ordinary shares in connection with a trade or business outside the United States.

If a partnership (or other entity that is classified as a partnership for U.S. federal income tax purposes) owns ordinary shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships owning ordinary shares and their partners should consult their tax advisers as to their particular U.S. federal income tax consequences of owning and disposing of ordinary shares.

This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the income tax treaty between the United States and Israel, or the Treaty, all as of the date hereof, any of which is subject to change, possibly with retroactive effect.

As used herein, a “U.S. Holder” is a person that for U.S. federal income tax purposes is a beneficial owner of ordinary shares and:

•

a citizen or individual resident of the United States;

•

a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•

an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

This discussion does not address any U.S. federal taxes (such as estate or gift taxes) other than income taxes, nor does it address any state, local or non-U.S. tax considerations. U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of our ordinary shares in their particular circumstances.

Taxation of Distributions

This discussion is subject to the discussion under “—Passive Foreign Investment Company Rules” below.

We currently do not intend to make distributions on the ordinary shares. Any distributions (other than certain pro rata distributions of ordinary shares) will be treated as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Dividends will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Subject to applicable limitations, dividends paid on our ordinary shares to certain non-corporate U.S. Holders may be taxable at a favorable rate, provided that we are not a passive foreign investment company, or PFIC, for our taxable year in which the dividend is paid or the preceding taxable year. Non-corporate U.S. Holders should consult their tax advisers regarding the availability of this favorable rate in their particular circumstances.

Dividend income will include any amounts withheld in respect of Israeli taxes and will be treated as foreign-source income. Dividends will generally be included in a U.S. Holder’s income on the date of receipt. If any dividend is paid in NIS, the amount of dividend income will be the U.S. dollar amount of the dividend calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into

U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt. Such gain or loss will generally be treated as U.S.-source ordinary income or loss.

Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s circumstances, Israeli taxes withheld from dividends on our ordinary shares will be creditable against the U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, U.S. Holders may elect to deduct foreign taxes (including Israeli taxes) in computing their taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.

Sale or Other Taxable Disposition of Ordinary Shares

This discussion is subject to the discussion under “—Passive Foreign Investment Company Rules” below.

Gain or loss realized on the sale or other taxable disposition of our ordinary shares will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder has owned the ordinary shares for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the ordinary shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to limitations. Israeli taxes on capital gains will generally not be eligible for foreign tax credits to the extent that the U.S. Holder is entitled to an exemption from such taxes under Israeli domestic law or the Treaty. U.S. Holders should consult their tax advisers with respect to the creditability or deductibility of Israeli taxes, if any, on disposition gains in their particular circumstances.

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation is a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the value of its assets (generally determined on an average quarterly basis) consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns (or is treated as owning for U.S. federal income tax purposes), directly or indirectly, at least 25% by value of the shares or equity interests of another corporation or partnership is treated as if it held its proportionate share of the assets of the other corporation or partnership and received directly its proportionate share of the income of the other corporation or partnership. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash is generally a passive asset for these purposes. Goodwill is generally characterized as a non-passive or passive asset based on the nature of the income produced in the activity to which the goodwill relates.

We believe that we were not a PFIC for our 2020 taxable year. However, there can be no assurance that we will not be a PFIC for the current or any future taxable year because our PFIC status is an annual determination that can be made only after the end of the relevant taxable year and will depend on the composition of our income and assets and the value of our assets from time to time (including the value of our goodwill, which may be determined, in large part, by reference to the market price of our ordinary shares, which has been, and may continue to be, volatile). Because the value of our goodwill may be determined by reference to our market capitalization from time to time, our risk of being or becoming a PFIC for any taxable year will increase if our market capitalization declines.

If we are a PFIC for any taxable year and any of our subsidiaries or other companies in which we own equity interests is also a PFIC (any such entity, a “Lower-tier PFIC”), a U.S. Holder will be deemed to own a proportionate amount (by value) of the shares of any Lower-tier PFIC and will be subject to U.S. federal income tax according to the rules described in the subsequent paragraph on (i) certain distributions by the Lower-tier PFIC and (ii) dispositions of shares of the Lower-tier PFIC, in each case as if the U.S. Holder held such shares directly, even though the U.S. Holder will not receive the proceeds of those distributions or dispositions.

In general, if we are a PFIC for any taxable year during which a U.S. Holder holds ordinary shares, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of its ordinary shares will be allocated ratably over the U.S. Holder’s holding period. The amounts allocated to the taxable year of the sale or disposition and to any year before we became a PFIC will be taxed as ordinary income. The amount allocated to each other taxable year will be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge will be imposed on the resulting tax liability for each such year. Furthermore, to the extent that distributions received by a U.S. Holder in any year on its ordinary shares exceed 125% of the average of the annual distributions on the ordinary shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, such distributions will be subject to taxation in the same manner. If we are a PFIC for any taxable year during which a U.S. Holder owns ordinary shares, we will generally continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding years during which the U.S. Holder owns the ordinary shares, even if we cease to meet the threshold requirements for PFIC status. If we are a PFIC for any taxable year but cease to be PFIC for subsequent years, U.S. Holders should consult their tax advisers regarding the advisability of making a “deemed sale” election that will allow them to eliminate the continuing PFIC status under certain circumstances.

Alternatively, if we are a PFIC for any taxable year and if our ordinary shares are “regularly traded” on a “qualified exchange,” a U.S. Holder can make a mark-to-market election that will result in tax treatment different from the general tax treatment for PFICs described above. The ordinary shares will be treated as “regularly traded” for any calendar year in which more than a de minimis quantity of the ordinary shares are traded on a qualified exchange on at least 15 days during each calendar quarter. Nasdaq, where the ordinary shares are listed, is a qualified exchange for this purpose. If a U.S. Holder of ordinary shares makes a timely mark-to-market election, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the ordinary shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ordinary shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark- to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the ordinary shares will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ordinary shares in a year in which we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess treated as capital loss). If a U.S. Holder of ordinary shares makes a timely mark-to-market election, distributions paid on ordinary shares will be treated as discussed under “—Taxation of Distributions” above. U.S. Holders should consult their tax advisers regarding the availability and advisability of making a mark-to-market election in their particular circumstances. In particular, U.S. Holders should consider carefully the impact of a mark-to-market election with respect to their ordinary shares given that we may have Lower-tier PFICs and that there is no provision in the Code, Treasury regulations or other official guidance that would permit them to make a mark-to-market election with respect to any Lower-tier PFIC the shares of which are not “regularly traded” as described above.

We do not intend to provide information necessary for U.S. Holders to make “qualified electing fund” elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If we are a PFIC for any taxable year during which a U.S. Holder owns any ordinary shares, the U.S. Holder will generally be required to file annual reports with the Internal Revenue Service. U.S. Holders should consult their tax advisers regarding the determination of whether we are a PFIC for any taxable year and the potential application of the PFIC rules to their ownership of our ordinary shares.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related intermediaries may be subject to information reporting and backup withholding, unless (i) the U.S. Holder is a corporation or other “exempt recipient” and (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

Certain U.S. Holders who are individuals (or certain specified entities) may be required to report information relating to their ownership of ordinary shares or non-U.S. accounts through which the ordinary shares are held. U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to our ordinary shares.

F.DIVIDENDS AND PAYING AGENTS

Not applicable.

G.STATEMENT BY EXPERTS

Not applicable.

H.DOCUMENTS ON DISPLAY

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

Our filings with the SEC are also available to the public through the SEC’s website at http://www.sec.gov. This site contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The information on that website is not part of this annual report on Form 20-F and is not incorporated by reference herein.

I.SUBSIDIARY INFORMATION

Not applicable.

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Exchange Rate Risk. A portion of our revenues and expenses are denominated in foreign currencies. As a result, numerous balances are denominated or linked to these currencies. Foreign currency related fluctuations resulted in $1.0 million net gains in 2018, $1.0 million net losses in 2019 and $1.3 million net losses in 2020. These gains and losses are included in financial expenses, net, as presented in our statements of income.

As of December 31, 2020, balance sheet financial items in U.S. dollars, our functional currency, and those currencies other than the U.S. dollars were as follows:

	U.S. dollars	NIS	Other Currencies	Total
	In thousands of U.S. dollars
Current assets	141,873	3,585	1,901	147,359
Long-term assets	4,312	2,130	1,165	7,607
Current liabilities	(104,533)	(8,522)	(1,347)	(114,402)
Long-term liabilities	(42,173)	(7,677)	(4,596)	(54,446)
Total	(521)	(10,484)	(2,877)	(13,882)

In addition, in territories where our prices are based on local currencies, fluctuations in the dollar exchange rate could affect our gross profit margin. We may compensate for such fluctuations by changing product prices accordingly. We also hold a small part of our financial investments in other currencies, mainly NIS and Euro. The dollar value of those investments may decline. A revaluation of 1% of the foreign currencies (i.e. other than U.S. dollar) would not have a material effect on our income before taxes possibly reducing it by $0.3 million.

A significant portion of our costs, including salaries and office expenses are incurred in NIS. Inflation in Israel may have the effect of increasing the U.S. dollar cost of our operations in Israel. If the U.S. dollar declines in value in relation to the New Israeli Shekel, it will become more expensive for us to fund our operations in Israel. A revaluation of 1% of the New Israeli Shekel will affect our income before tax by approximately 3%. The exchange rate of the U.S. dollar to the New Israeli Shekel, based on exchange rates published by the Bank of Israel, was as follows:

	Year Ended December 31,
	2018	2019	2020
Average rate for period	3.597	3.564	3.437
Rate at year-end	3.748	3.456	3.215

ITEM 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.CONTROLS AND PROCEDURES

(a)Disclosure controls and procedures

Our interim chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures as of December 31, 2020, have concluded that, as of such date, our disclosure controls and procedures were effective and ensured that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our interim chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

(b)Management annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting and has assessed the effectiveness of our internal control over financial reporting as of December 31, 2020. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control – Integrated Framework” (2013 framework). Our management has concluded, based on its assessment, that our internal control over financial reporting was effective as of December 31, 2020.

(c)Attestation Report of the Registered Public Accounting Firm

Kost Forer Gabbay & Kasierer, an independent registered accounting firm and a member firm of Ernst & Young, has issued an attestation report on the effectiveness of our internal control over financial reporting, as stated in their report included herein. See “Report of Independent Registered Public Accounting Firm” on page F-6.

(d)Changes in internal control over financial reporting

During the period covered by this report, no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) have occurred that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Ms. Sarit Firon, who is an independent director (as defined in the Nasdaq Listing Rules) and serves as our chairperson of the audit committee, qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F.

ITEM 16B.CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics (which was amended in February 2017) applicable to all of our directors, officers and employees as required by the Nasdaq Listing Rules, which also complies with the definition of a “code of ethics” set out in Section 406(c) of the Sarbanes-Oxley Act of 2002. A copy of the code of ethics can be found on our website at: http://www.perion.com/governance-documents. We granted no waivers under our code of business conduct and ethics in 2020.

ITEM 16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees for the professional services rendered by our independent accountants Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, for each of the last two fiscal years were as follows (in thousands):

	2019	2020
Audit Fees	$610	$500
Tax Fees	240	236
Audit Related fees	187	86

Total	$1,037	$822

Audit fees include fees for professional services rendered by our principal accountant in connection with the annual audit, review of quarterly consolidated financial data, internationally required statutory audits, consents and assistance with review of documents filed with the SEC.

Tax fees include services related to tax compliance and claims for refunds, tax planning and advice, including assistance with tax audits and appeals, advice related to additional efforts required in connection with mergers and acquisitions and assistance with respect to requests for rulings from tax authorities.

Audit-related fees principally include assistance with audit services and consultations, mainly related to mergers and acquisitions.

Our audit committee provides assistance to our board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by pre-approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal control over financial reporting. Our audit committee also oversees the audit efforts of our independent accountants and takes those actions that it deems necessary to satisfy itself that the accountants are independent of management. Our audit committee has authorized all auditing and non-auditing services provided by our independent accountants during 2019 and 2020 and the fees paid for such services.

ITEM 16D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.CORPORATE GOVERNANCE

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

Approval of Related Party Transactions. Although the Nasdaq Listing Rules require the approval of the audit committee or another independent body of a Company’s board of directors for all “related party transactions” required to be disclosed pursuant to Item 7.B. of Form 20-F, we follow the provisions of the Israeli Companies Law. Specifically, that all related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transactions, set forth in sections 268 to 275 of the Israeli Companies Law, and the regulations promulgated thereunder, which allow for the approval of certain related party transactions, which are immaterial, in the normal course of business and on market terms, by the board of directors. Other specified transactions can require audit committee approval and shareholder approval, as well as board approval. See also Exhibit 2.1 to this annual report on Form 20-F, which is incorporated by reference into this annual report on Form 20-F, for the definition and procedures for the approval of related party transactions.

ITEM 16H.MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.FINANCIAL STATEMENTS

Not applicable.

ITEM 18.FINANCIAL STATEMENTS

The following financial statements and related auditors’ report are filed as part of this annual report on Form 20-F:

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of directors of Perion Network Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Perion Network Ltd. and subsidiaries ("the Company") as of December 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 25, 2021 expressed an unqualified opinion thereon.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue Recognition Gross versus Net presentation

Description of the Matter

As described in Note 2 to the consolidated financial statements, the Company’s revenues are comprised primarily of Search Advertising Revenues and Display and Social Advertising Revenues. To determine whether Search Advertising and Display and Social Advertising revenues should be presented on a gross or net basis, the Company considers whether it controls the promised good or service before transferring that good or service to the customer.

Auditing the Company's gross or net basis evaluation was complex and required a high degree of auditor judgment due to the significant judgment and subjectivity used by the Company in determining whether revenue should be presented on a gross or net basis. The significant judgment was primarily due to the evaluation, for each contract, of whether the Company is the primary obligor in the arrangement.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of internal controls over the Company’s revenue recognition process, including controls over the review of contracts and assessment of principal versus agent, and controls over the completeness and accuracy of data.

Our substantive audit procedures included, among others, reviewing, on a sample basis, the terms of contracts with publishers, evaluating management’s assessment on the principal versus agent analysis, discussing the terms of contracts with legal and finance personnel responsible for managing the contractual arrangements and evaluating the related disclosures in the consolidated financial statements.

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Acquisition accounting for Content IQ LLC (CIQ) business combination

Description of the Matter

As described in Note 4.b to the consolidated financial statements, on January 14, 2020, the Company acquired 100% of the shares of Content IQ LLC” ("the CIQ Acquisition") for a total consideration of $38 million, of which $15 million was paid in cash upon the completion of the transaction and $23 million as earn-out tied to financial targets over a two-year period. The CIQ Acquisition was accounted for as a business combination in accordance with ASC 805 "Business Combinations". Accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their respective fair values, including total intangible assets of $17 million, which consist primarily of $12.5 million of technology intangible asset.

Auditing the Company's accounting for the CIQ acquisition was complex and involved subjective auditor judgment in applying procedures relating to the fair value measurement of the technology intangible asset. The Company used the discounted cash flow method under the income approach ("the valuation model") to measure the fair value of the technology intangible asset. The significant assumptions used to estimate the fair value of the technology intangible asset included the discount rate applied and certain assumptions that form the basis of the forecasted results, such as revenue growth rates and profitability margins. These significant assumptions are forward-looking and could be affected by future economic and market conditions.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of internal controls over the Company's accounting for acquisitions process, such as controls over the measurement of the technology intangible asset, including the valuation model and underlying assumptions used to develop such estimates.

We performed substantive audit procedures that included, among others, evaluating the completeness and accuracy of the underlying data and the reasonableness of management’s significant assumptions and estimates. These procedures included comparing the significant assumptions to current industry, market and economic trends, historical results of the acquired business and to other relevant third-party industry outlooks. We involved our valuation specialists to assist us in evaluating the appropriateness of the Company’s valuation model as well as the significant assumptions used to estimate the fair value of the technology intangible asset such as the weighted average cost of capital calculation. Our audit procedures included comparing the Company’s discount rate to a discount rate range that was independently developed using publicly available market data for comparable peers. We also evaluated the appropriateness of the related disclosures included in Note 4.b to the consolidated financial statements in relation to the CIQ Acquisition.

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Acquisition accounting for Pub Ocean business combination

Description of the Matter

As described in Note 4.c to the consolidated financial statements, on July 22, 2020 the Company acquired the net assets of Pub Ocean (the “Pub Ocean acquisition”) for an aggregate cash consideration of up to $13.4 million, of which $4 million was paid upon the completion of transaction and $9.4 million as earn-out tied to financial targets over a two-year period. The Pub Ocean Acquisition was accounted for as a business combination in accordance with ASC 805 "Business Combinations". Accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their respective fair values, including total intangible assets of $10.3 million, which consist primarily of $8.6 million of current technology intangible asset.

Auditing the Company's accounting for the Pub Ocean acquisition was complex and involved subjective auditor judgment in applying procedures relating to the fair value measurement of the current technology intangible asset. The Company used the discounted cash flow method under the income approach ("the valuation model") to measure the fair value of the current technology intangible asset. The significant assumptions used to estimate the fair value of the current technology intangible asset included the discount rate applied and certain assumptions that form the basis of the forecasted results, such as revenue growth rates and profitability margins. These significant assumptions are forward-looking and could be affected by future economic and market conditions.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of internal controls over the Company's accounting for acquisitions process, such as controls over the measurement of the current technology intangible asset, including the valuation model and underlying assumptions used to develop such estimates.

We performed substantive audit procedures that included, among others, evaluating the completeness and accuracy of the underlying data and the reasonableness of management’s significant assumptions and estimates. These procedures included comparing the significant assumptions to current industry, market and economic trends, historical results of the acquired business and to other relevant third-party industry outlooks. We involved our valuation specialists to assist us in evaluating the appropriateness of the Company’s valuation model as well as the significant assumptions used to estimate the fair value of the current technology intangible asset such as the weighted average cost of capital calculation. Our audit procedures included comparing the Company's discount rate to a discount rate range that was independently developed using publicly available market data for comparable peers. We also evaluated the appropriateness of the related disclosures included in Note 4.c to the consolidated financial statements in relation to the Pub Ocean Acquisition.

/s/ KOST FORER GABBAY & KASIERER

A Member of Ernst & Young Global

We have served as the Company‘s auditor since 2004.

Tel-Aviv, Israel

March 25, 2021

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Perion Network Ltd.

Opinion on Internal Control over Financial Reporting

We have audited Perion Network Ltd. and subsidiaries' ("the Company") internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on the COSO criteria.

As indicated in the accompanying Management's Report on Internal Control Over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of the businesses of Content IQ LLC ("Content IQ") and Pub Ocean Limited ("Pub Ocean") that were acquired during 2020 and included in the 2020 consolidated financial statements of the Company and constitute 19% and 10% of total and net assets, respectively, as of December 31, 2020 and 19% of revenues, for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of the business of Content IQ and Pub Ocean.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes, and our report dated March 25, 2021 expressed an unqualified opinion thereon.

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

March 25, 2021

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

	December 31,
	2020	2019
Assets
Current Assets:
Cash and cash equivalents	$47,656	$38,389
Restricted cash	1,222	1,216
Short-term bank deposits	12,700	23,234
Accounts receivable (net of allowance of $694 and $417 at December 31, 2020 and 2019, respectively)	81,221	49,098
Prepaid expenses and other current assets	4,560	3,170
Total Current Assets	147,359	115,107

Property and equipment, net	6,770	10,918
Operating lease right-of-use assets	20,266	22,429
Intangible assets, net	24,376	2,635
Goodwill	152,303	125,809
Deferred taxes	7,111	6,171
Other assets	496	708
Total Assets	$358,681	$283,777

Liabilities and Shareholders' Equity
Current Liabilities:
Accounts payable	$72,498	$47,681
Accrued expenses and other liabilities	21,188	18,414
Short-term operating lease liability	4,514	3,667
Short-term loans and current maturities of long-term loans	8,333	8,333
Deferred revenues	5,711	4,188
Short-term payment obligation related to acquisitions	7,869	1,025
Total Current Liabilities	120,113	83,308

Long-Term Liabilities:
Long-term debt, net of current maturities	-	8,333
Long-term operating lease liability	17,698	20,363
Payment obligation related to acquisition	30,035	-
Other long-term liabilities	6,713	6,591
Total Liabilities	174,559	118,595
Commitments and Contingencies
Shareholders' Equity:
Ordinary shares of ILS 0.03 par value - Authorized: 43,333,333 shares at December 31, 2020 and 2019; Issued: 27,467,313 and 26,357,798 shares at December 31, 2020 and 2019, respectively; Outstanding: 27,351,974 and 26,242,459 shares at December 31, 2020 and 2019, respectively	224	213
Additional paid-in capital	251,933	243,211
Treasury shares at cost (115,339 shares at December 31, 2020 and 2019)	(1,002)	(1,002)
Accumulated other comprehensive income	112	130
Accumulated deficit	(67,145)	(77,370)
Total Shareholders' Equity	184,122	165,182
Total Liabilities and Shareholders' Equity	$358,681	$283,777

The accompanying notes are an integral part of the consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2020	2019	2018
Revenues:
Display and Social Advertising	$148,698	$87,863	$125,977
Search Advertising and other	179,365	173,587	126,868
Total Revenues	328,063	261,450	252,845

Costs and Expenses:
Cost of revenues	22,477	25,520	23,757
Customer acquisition costs and media buy	197,626	135,891	128,351
Research and development	30,880	22,585	18,884
Selling and marketing	39,085	34,736	38,918
General and administrative	15,819	14,999	16,450
Depreciation and amortization	9,923	9,711	9,719
Restructuring charges	-	-	2,075
Total Costs and Expenses	315,810	243,442	238,154

Income from Operations	12,253	18,008	14,691
Financial expenses, net	2,638	3,470	3,794

Income before Taxes on Income	9,615	14,538	10,897
Taxes on income (benefit)	(610)	1,645	2,776

Net Income	$10,225	$12,893	$8,121

Net Earnings per Share - Basic:	$0.38	$0.50	$0.31

Net Earnings per Share - Diluted:	$0.36	$0.49	$0.31

Weighted average number of shares – Basic:	26,687,145	25,965,357	25,850,067

Weighted average number of shares – Diluted:	28,797,747	26,357,585	25,855,225

The accompanying notes are an integral part of the consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

U.S. dollars in thousands

	Year ended December 31,
	2020	2019	2018

Net income	$10,225	$12,893	$8,121

Other comprehensive income (loss):
Change in foreign currency translation adjustment	49	(185)	(167)
Cash Flow Hedge:
Unrealized gain (loss) from cash flow hedges	697	445	(429)
Less: reclassification adjustment for net gain (loss) included in net income (loss)	(764)	(272)	206

Net change	(67)	173	(223)

Other comprehensive loss	(18)	(12)	(390)

Comprehensive income	$10,207	$12,881	$7,731

The accompanying notes are an integral part of the consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

	Common shares			Additional paid-in capital		Accumulated Other Comprehensive income (loss)	Retained earnings (Accumulated deficit)	Treasury shares	Total shareholders' equity
	Number of Shares	$		$		$	$	$	$

Balance as of December 31, 2017	25,850,021	211		236,975		532	(98,384)	(1,002)	138,332

Share-based compensation	-	-		2,718		-	-	-	2,718
Proceeds from exercise of stock-based compensation	167	*	)	*	)	-	-	-	* )
Other comprehensive loss	-	-		-		(390)	-	-	(390)
Net income	-	-		-		-	8,121	-	8,121

Balance as of December 31, 2018	25,850,188	211		239,693		142	(90,263)	(1,002)	148,781

Share-based compensation	-	-		2,293		-	-	-	2,293
Proceeds from exercise of stock-based compensation	392,271	2		1,225		-	-	-	1,227
Other comprehensive loss	-	-		-		(12)	-	-	(12)
Net income	-	-		-		-	12,893	-	12,893

Balance as of December 31, 2019	26,242,459	213		243,211		130	(77,370)	(1,002)	165,182

Share-based compensation	-	-		4,447		-	-	-	4,447
Proceeds from exercise of stock-based compensation	1,109,515	11		4,275		-	-	-	4,286
Other comprehensive loss	-	-		-		(18)	-	-	(18)
Net income	-	-		-		-	10,225	-	10,225

Balance as of December 31, 2020	27,351,974	224		251,933		112	(67,145)	(1,002)	184,122

The accompanying notes are an integral part of the consolidated financial statements.

*) Less than $1

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2020	2019	2018
Operating activities:
Net income	$10,225	$12,893	$8,121

Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	9,923	9,711	9,719
Restructuring costs related to impairment of property and equipment	-	-	462
Share-based compensation expense	4,447	2,293	2,718
Foreign currency translation	19	(86)	3
Accrued interest, net	(125)	(204)	1,005
Deferred taxes, net	(3,093)	(1,756)	335
Accrued severance pay, net	(23)	96	(783)
Change in payment obligation related to acquisitions	4,646	1,025	-
Fair value revaluation - convertible debt	-	600	(1,585)
Loss from sale of property and equipment	10	-	-

Net changes in operating assets and liabilities:
Accounts receivable, net	(32,049)	6,416	7,423
Prepaid expenses and other current assets	(1,185)	646	9,451
Operating lease right-of-use assets	2,595	3,119	-
Operating lease liabilities	(2,255)	(1,518)	-
Accounts payable	24,742	9,459	(1,066)
Accrued expenses and other liabilities	2,776	1,653	(1,524)
Deferred revenues	1,506	394	(1,478)
Net cash provided by operating activities	$22,159	$44,741	$32,801

Investing activities:
Purchases of property and equipment	$(459)	$(1,209)	$(2,038)
Proceeds from sale of property and equipment	5	492	59
Capitalization of development costs	-	-	(1,756)
Short-term deposits, net	10,534	(19,234)	1,913
Cash paid in connection with acquisitions, net of cash acquired	(19,000)	(1,200)	-
Net cash used in investing activities	$(8,920)	$(21,151)	$(1,822)

Financing activities:
Proceeds from exercise of stock-based compensation	$4,286	$1,227	$-
Payments made in connection with acquisition	-	(1,813)	(3,333)
Proceeds from long-term loans	-	-	25,000
Repayment of convertible debt	-	(15,850)	(8,167)
Repayment of long-term loans	(8,333)	(8,332)	(36,509)
Net cash used in financing activities	$(4,047)	$(24,768)	$(23,009)

Effect of exchange rate changes on cash and cash equivalents	81	(20)	78

Net increase (decrease) in cash and cash equivalents and restricted cash	$9,273	$(1,198)	$8,048

Cash and cash equivalents and restricted cash at beginning of year	39,605	40,803	32,755
Cash and cash equivalents and restricted cash at end of year	$48,878	$39,605	$40,803

The accompanying notes are an integral part of the consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31
	2020	2019	2018
Reconciliation of cash, cash equivalents, and restricted cash to the consolidated balance sheet

Cash and cash equivalents	$47,656	$38,389	$39,109
Restricted cash included in Long-term interest-bearing bank deposits	1,222	1,216	1,694
Total cash, cash equivalents, and restricted cash	$48,878	$39,605	$40,803

Supplemental Disclosure of Cash Flow Activities:

Cash paid during the year for:
Income taxes	$3,180	$4,007	$1,256
Interest	$1,097	$2,320	$3,567

Non-cash investing and financing activities:
Creation of new lease right-of-use assets arising from lease liability	$1,671	$25,537	$-
Purchase of property and equipment on credit	$3	$15	$1

The accompanying notes are an integral part of the consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:GENERAL

Perion Network Ltd. ("Perion") and its wholly-owned subsidiaries (collectively referred to as the "Company"), is a global technology company that provides agencies, brands and publishers with innovative solutions that cover the three main pillars of digital advertising – ad search, social media, and display/video and CTV advertising.

On January 14, 2020, the Company completed the acquisition of Content IQ LLC (see Note 4) and on July 22, 2020, the Company consummated the assets acquisition of Pub Ocean (see Note 4).

NOTE 2:SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

The consolidated financial statements include the accounts of Perion and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated.

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. Generally Accepted Accounting Principles (“GAAP”) requires management to make estimates, judgments and assumptions that affect the amounts reported and disclosed in the financial statements and the accompanying notes. Actual results could differ materially from those estimates. On an ongoing basis, the Company's management evaluates its estimates, including those related to sales allowances and allowance for credit losses, fair value of intangible assets and goodwill, useful lives of intangible assets, fair value of share-based awards, realizability of deferred tax assets, tax uncertainties, and contingent liabilities, among others. Such estimates are based on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of the Company’s assets and liabilities.

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

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

Cash and cash equivalents and short-term deposits

The Company considers all short-term, highly liquid and unrestricted cash balances, with stated maturities of three months or less from date of purchase, as cash equivalents. Short-term deposits are bank deposits with maturities of more than three months but less than one year. The short-term deposits as of December 31, 2020 and 2019 are denominated primarily in USD and bear interest at an average annual rate of 0.35% and 2.16%, respectively.

Restricted cash

Restricted cash is comprised primarily of security deposits that are held to secure the Company’s hedging activity, lease obligations and certain letters of credit associated with lease obligations. Restricted cash in the amount of $1,222 and $1,216, as of December 31, 2020 and 2019, respectively.

Accounts receivable and allowance for credit losses

Trade accounts receivables are stated at realizable value, net of an allowance for credit losses. The Company evaluates its outstanding accounts receivable and establishes an allowance for credit losses. based on information available on their credit condition, current aging, historical experience and future economic and market conditions. These allowances are reevaluated and adjusted periodically as additional information is available.

As of December 31, 2020 and 2019, the Company has recorded an allowance in the amounts of $694 and $417, respectively.

Total expenses for doubtful debts during 2020, 2019 and 2018 amounted to $323, $78 and $180, respectively.

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

Revenue recognition

The Company applies the provisions of Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606" or "Topic 606").

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

The Company applies the practical expedient for incremental costs of obtaining contracts when the associated revenues is recognized over less than one year.

The Company generates revenues primarily from two major sources:

Display and Social Advertising Revenues (“Advertising”) - the Company generates advertising revenues from delivering high impact ad formats through different channels – display, social and video/CTV, creatively designed to capture consumer attention and drive engagement, across a hand-picked portfolio of websites and mobile applications. In addition, the Company also generates advertising revenues from content optimization solutions and services, which are being recognizes once the advertisement partners serve their advertisement across owned and operated properties as well as those of our publishers.

Search Advertising and other Revenues (“Search Monetization”) - the Company obtains its search revenues from service agreements with its search partners. Search revenue is generated primarily from monthly transaction volume-based fees earned by the Company for making its applications available to online publishers and app developers on a revenue share basis relative to the revenue generated by the search partners.

For more disaggregated information of revenues refer to Note 19.

The Company’s payments terms are less than one year. Therefore, no finance component is recognized.

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

Remaining performance obligations (RPOs) represent amounts collected on contracted revenues that have not yet been recognized. As of December 31, 2020, the aggregate amount of the RPOs was $5,711. The Company anticipates that it will satisfy all of its remaining performance obligation associated with the deferred revenue within the prospective fiscal year.

Contract balances are presented separately on the consolidated balance sheets as either Accounts receivable or Deferred revenues. The Company does not have contract assets.

Accounts receivable includes amounts billed and currently due from customers.

Deferred revenues are recorded when payments are received from customers in advance of the Company's rendering of services.

Revenues recognized during 2020 from amounts included within the Deferred revenues balance at the beginning of the period amounted to $4,188.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

Cost of revenues

Cost of revenues consists primarily of expenses associated with the operation of the Company’s server hosting, data verification and targeting, campaign creative, labor, as well as content acquisition costs and customer support.

Customer acquisition costs and media buy

Customer acquisition costs and media buy consist of amounts paid to publishers who distribute the Company’s search solutions and services as well as the costs of advertising inventory and user acquisition costs incurred in our advertising business. Customer acquisition costs are based either on revenue share arrangements with minimum guarantee or fixed rates, which are charged as incurred.

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

Capitalized software development costs, net of accumulated amortization, of $1,392 and $4,448 are included in property and equipment in the consolidated balance sheets as of December 31, 2020 and 2019, respectively (see Note 5).

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

Severance expenses for the years ended December 31, 2020, 2019 and 2018 amounted to $1,754, $1,270 and $1,230, respectively. The balances of severance deposits and accrued severance pay are immaterial and included in other assets and other long-term liabilities on the accompanying balance sheets, respectively.

Employee benefit plan

The Company’s U.S. operations maintain a retirement plan (the “U.S. Plan”) that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Participants in the U.S. Plan may elect to defer a portion of their pre-tax earnings, up to the Internal Revenue Service’s annual contribution limit. The Company matches up to 100% of each participant’s contributions, up to 6% of employee deferral. Contributions to the U.S. Plan are recorded during the year contributed as an expense in the consolidated statement of income.

Total employer 401(k) contributions for the years ended December 31, 2020, 2019 and 2018 were $624, $691 and $751, respectively.

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

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

The weighted average number of ordinary shares related to the outstanding options, restricted shares, convertible debt and warrants excluded from the calculations of diluted net earnings per ordinary share, as these securities are anti-dilutive, was 3,178,024, 4,087,559 and 4,725,618 for the years ended December 31, 2020, 2019 and 2018, respectively.

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

Share-based compensation

The Company accounts for share-based compensation under ASC 718, "Compensation - Stock Compensation", which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees, contractors and directors. ASC 718 requires companies to estimate the fair value of equity-based awards on the date of grant, using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated statement of income. The Company estimates forfeitures to be estimated at the time of grant, and revised if necessary in subsequent periods, if actual forfeitures differ from those estimates.

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

The following table presents the various assumptions used to estimate the fair value of the Company's share-based awards granted to employees and directors in the periods presented:

	Year ended December 31
	2020	2019	2018

Risk-free interest rate	0.29% - 1.60%	0.70% - 2.90%	1.50% - 3.00%
Expected volatility	53% - 59%	43% - 55%	48% - 57%
Early exercise factor	110% - 200%	110% - 230%	150% - 200%
Forfeiture rate post vesting	0% - 34%	0% - 34%	0% - 34%
Dividend yield	0%	0%	0%

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

To protect against the increase in value of forecasted foreign currency cash flow resulting mainly from salaries and related benefits paid in ILS during the year, the Company hedges portions of its anticipated payroll denominated in ILS for a period of one to twelve months with forward and options contracts (the “Hedging Contracts”). Accordingly, when the USD strengthens against the ILS, the decline in present value of future ILS currency expenses is offset by losses in the fair value of the Hedging Contracts. Conversely, when the USD weakens, the increase in the present value of future ILS expenses is offset by gains in the fair value of the Hedging Contracts. These Hedging Contracts are designated as cash flow hedges.

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

In order to limit the Company’s interest expenses derived from the secured credit agreement in which the Company entered concurrently with the closing of Interactive Holding Corp. acquisition in 2015 (“Undertone”), the Company has purchased a Cap Option for the interest amounts that was expected to be paid until June 2018. The cap option was designated as cash flow hedge under ASC 815.

The notional value of the Company’s derivative instruments as of December 31, 2020 and 2019, amounted to $0 and $3,918, respectively. Notional values in USD are translated and calculated based on the spot rates for options and swap. Gross notional amounts do not quantify risk or represent assets or liabilities of the Company; however, they are used in the calculation of settlements under the contracts.

Fair value of financial instruments

The carrying amounts of financial instruments carried at cost, including cash and cash equivalents, short-term deposits, restricted cash, accounts receivable, and other assets, accounts payable, accrued expenses and other liabilities approximate their fair value due to the short-term maturities of such instruments.

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

Recent Adopted Accounting Pronouncements:

In June 2016 the FASB issued Accounting Standards Update (ASU) No. 2016-13 "Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments". The FASB subsequently issued amendments to ASU 2016-13, which have the same effective date and transition date of January 1, 2020. This standard requires entities to estimate an expected lifetime credit loss on financial assets ranging from short-term trade accounts receivable to long-term financings and report credit losses using an expected losses model rather than the incurred losses model that was previously used, and establishes additional disclosures related to credit risks.

The Company adopted Topic 326 effective January 1, 2020. The adoption of this standard did not have a material impact on the Company’s condensed consolidated financial statements.

The Consolidated Financial Statements for the year ended December 31, 2020 are presented under the new standard, while comparative periods presented are not adjusted and continue to be reported in accordance with the Company’s historical accounting policy.

The adoption of this standard did not have a material impact on the Company’s condensed consolidated financial statements.

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

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

The new disclosure requirements include disclosing the changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period and the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. Certain disclosures required by this guidance must be applied on a retrospective basis and others on a prospective basis. The guidance was adopted for interim and annual periods beginning after December 15, 2019, although early adoption is permitted.

The adoption of this standard did not have a material impact on the Company’s condensed consolidated financial statements.

The Consolidated Financial Statements and disclosures for the year ended December 31, 2020 are presented under the new standard, while comparative periods presented are not adjusted and continue to be reported in accordance with the Company’s historical accounting policy.

Recent Accounting Pronouncements not yet adopted

In December 2019, the FASB issued Accounting Standards Update No. 2019-12, Income Taxes (Topic 740): “Simplifying the Accounting for Income Taxes” (ASU 2019-12), which simplifies the accounting for income taxes. This guidance will be effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, and early adoption is permitted. The Company is currently evaluating the impact of the new guidance on its consolidated financial statements.

Reclassifications

Certain items of expense have been reclassified to conform to current year financial statement presentation.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table present liabilities measured at fair value on a recurring basis as of December 31, 2020:

	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Liabilities:
Contingent consideration in connection to the acquisitions	$-	$-	$37,904	$37,904

Total financial liabilities	$-	$-	$37,904	$37,904

The following table present assets measured at fair value on a recurring basis as of December 31, 2019:

	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets:
Derivative assets	$-	$73	$-	$73

Total financial assets	$-	$73	$-	$73

NOTE 4:ACQUISITIONS

a.Septa Communications LLC

On March 28, 2019, the Company consummated the acquisition of 100% of the shares of Septa Communications LLC, also known as “Captain Growth”.

Captain Growth is a Ukrainian-based start-up that has developed a proprietary AI platform to better connect and deliver relevant campaign messages through the entire ad journey.

Total consideration for the acquisition was $1,200 paid in cash at closing.

b.Content IQ LLC

On January 14, 2020, the Company consummated the acquisition of Content IQ LLC (“Content IQ”), a privately held company founded in 2014, based in New York City. Content IQ has created data algorithm and analytics tools that deconstruct content, revenue and distribution to solve current major digital publishing challenges.

The total consideration for the acquisition was $37,838, comprised of $15,000 paid in cash at closing and a contingent consideration (with a maximum amount of up to $47,050), tied to revenues and EBITDA-based metrics over a period of two years, estimated at fair value of $22,838 at the acquisition date. As of December 31, 2020, the contingent consideration is estimated at fair value of $19,546. The change in fair value of the contingent consideration was recorded to general and administrative expenses. In addition, the acquisition includes a retention-based component of up to $11,000.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the acquisition date:

Fair value
Property and equipment, net	$4
Technology	12,483
Customer Relationship	4,243
Deferred Taxes	(2,253)
Goodwill	23,361
Net assets acquired	$37,838

Technology includes publishing orchestration system with proprietary data algorithms and analytic tools which deconstruct content, revenue and distribution to solve digital publishing challenges. The technology is amortized over the estimated useful life of 5 years using the straight-line method.

Customer relationships is derived from customer contracts and related customer relationships with existing customers. Customer relationships is amortized based on the accelerated method over the estimated useful life of 7 years.

The following table represents the pro-forma condensed unaudited consolidated statements of operations as if the acquisition completed during the years ended December 31, 2019 and 2020, had been included in the condensed consolidated statements of operations of the Company for the years ended December 31, 2019 and 2020:

	Year ending
	December 31,
	2020	2019

Revenues	$329,068	$299,871
Net Income	$8,079	$3,985

The pro-forma results have been calculated after applying the Company’s accounting policies and adjusting the results of all acquisitions to reflect the additional payroll related expenses, revaluation of the earnout liability and depreciation and amortization that would have been charged assuming the fair value adjustments to property, plant and equipment and intangible assets had been applied since the acquisitions date, together with the consequential tax effects.

The pro-forma results are based on estimates and assumptions, which the Company believes are reasonable. The pro-forma results are not the results that would have been realized had the acquisitions actually occurred on January 1, 2019 and 2020, are not necessarily indicative of the Company’s condensed consolidated statements of operations in future periods.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

c.Pub Ocean

On July 22, 2020, the Company acquired the net assets of Pub Ocean Limited, also known as “Pub Ocean” (the "Pub Ocean Acquisition"), a rapidly growing digital publisher-focused technology company with scalable content distribution and real-time revenue analytics technology.

The total consideration for the acquisition was $13,399, comprised of $4,000 paid in cash at closing and a contingent consideration (with a maximum amount of up to $17,000), tied to financial targets over a two-year period, estimated at fair value of $9,399 at the acquisition date. As of December 31, 2020, the contingent consideration is estimated at fair value of $12,313. The change in fair value of the contingent consideration was recorded to general and administrative expenses. In addition, the acquisition includes a retention-based component of up to $1,000.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the acquisition date:

Fair value
Property and equipment, net	$15
Other creditors	(25)
Technology	9,618
Customer Relationship	658
Goodwill	3,133
Net assets acquired	$13,399

Technology includes content recommendation system based on proprietary data algorithms and analytic tools which complement the technology offered by Content IQ. The technology is amortized over the estimated useful life of 5 years using the straight-line method.

Customer relationships is derived from customer contracts and related customer relationships with existing customers. Customer relationships is amortized based on the accelerated method over the estimated useful life of 7 years.

Pro forma results of operations related to this acquisition have not been prepared because they are not material to the Company’s consolidated statements of operations.

In connection with the Pub Ocean Acquisition, the Company amended the Content IQ Membership Interest Purchase Agreement (“MIPA”). Under the terms of the amended MIPA, it was agreed with the sellers of Content IQ (“the Sellers”), that (i) revenues and EBITDA of Pub Ocean will be attributed towards Sellers’ revenue and EBITDA targets under the MIPA with Perion; and (ii) Sellers will bear 40% of the cost of milestone payments that are ultimately payable to Pub Ocean under the Asset Acquisition agreement, which will be paid solely by deductions from their own earn-out payments and certain escrowed amounts.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:PROPERTY AND EQUIPMENT, NET

	December 31,
	2020	2019
Cost:
Computers and peripheral equipment	$6,776	$7,212
Office furniture and equipment	2,682	2,703
Leasehold improvements	8,658	8,678
Capitalized software	12,473	12,473

Total cost	30,589	31,066
Less: accumulated depreciation and amortization	(23,819)	(20,148)
Property and equipment, net	$6,770	$10,918

Depreciation and amortization expenses totaled to $4,662, $5,455 and $4,950, for the years ended December 31, 2020, 2019 and 2018, respectively.

During 2018 the Company capitalized software development costs of $1,756. During 2019 and 2020 there were no software development capitalization cost.

Amortization expense for the related capitalized internally developed software in the consolidated statements of income amounted to $3,056, $3,607 and $2,978 during 2020, 2019 and 2018, respectively.

NOTE 6:GOODWILL AND OTHER INTANGIBLE ASSETS, NET

a.Goodwill

The changes in the net carrying amount of goodwill in 2019 and 2020 were as follows:

Balance as of January 1, 2019	$125,051

Acquisition of Captain growth	$758

Balance as of December 31, 2019	$125,809

Acquisition of Content IQ	$23,361

Acquisition of Pub Ocean	$3,133

Balance as of December 31, 2020	$152,303

Goodwill has been recorded as a result of prior acquisitions and represents excess of the consideration over the net fair value of the assets of the businesses acquired. As of December 31, 2020, the Company has two reporting units – Advertising and Search monetization. The Company performs tests for impairment of goodwill at the reporting unit level at least annually, or more frequently if events or changes in circumstances occur that would more likely than not reduce the fair value of a reporting unit below its carrying value.

No impairment was incurred for the years ended December 31, 2020, 2019 and 2018.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

b.Intangible assets, net

The following is a summary of intangible assets as of December 31, 2020:

	December 31, 2019	Additions	Amortization	OCI	December 31, 2020

Acquired technology	$31,159	$22,101	$-	$152	$53,412
Accumulated amortization	(21,810)	-	(3,579)	(159)	(25,548)
Impairment	(8,749)	-	-	-	(8,749)
Acquired technology, net	600	22,101	(3,579)	(7)	19,115

Customer relationships	31,911	4,901	-	48	36,860
Accumulated amortization	(20,727)	-	(1,465)	31	(22,161)
Impairment	(10,426)	-	-	-	(10,426)
Customer relationships, net	758	4,901	(1,465)	79	4,273

Tradename and other	18,284	-	-	219	18,503
Accumulated amortization	(11,897)	-	(217)	(291)	(12,405)
Impairment	(5,110)	-	-	-	(5,110)
Tradename and other, net	1,277	-	(217)	(72)	988

Intangible assets, net	$2,635	$27,002	$(5,261)	$-	$24,376

The following is a summary of intangible assets as of December 31, 2019:

	December 31, 2018	Additions	Amortization	OCI	December 31, 2019

Acquired technology	$30,807	$442	$-	$(90)	$31,159
Accumulated amortization	(21,242)	-	(649)	81	(21,810)
Impairment	(8,749)	-	-	-	(8,749)
Acquired technology, net	816	442	(649)	(9)	600

Customer relationships	31,940	-	-	(29)	31,911
Accumulated amortization	(19,825)	-	(928)	26	(20,727)
Impairment	(10,426)	-	-	-	(10,426)
Customer relationships, net	1,689	-	(928)	(3)	758

Tradename and other	18,415	-	-	(131)	18,284
Accumulated amortization	(9,314)	-	(2,679)	96	(11,897)
Impairment	(5,110)	-	-	-	(5,110)
Tradename and other, net	3,991	-	(2,679)	(35)	1,277

Intangible assets, net	$6,496	$442	$(4,256)	$(47)	$2,635

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

The estimated useful life of the intangible assets are as follows:

Estimated useful life
Acquired technology	3-5 years
Customer relationships	4-7 years
Tradename and other	4-11 years

Amortization of intangible assets, net, in each of the succeeding five years and thereafter is estimated as follows:

2021	$5,438
2022	5,450
2023	5,462
2024	5,395
2025	1,858
Thereafter	773

$24,376

NOTE 7: ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2020	2019

Employees and payroll accruals	$13,970	$10,506
Government authorities	3,422	2,540
Accrued expenses	3,003	5,092
Other short-term liabilities	793	276

	$21,188	$18,414

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8: DERIVATIVES AND HEDGING ACTIVITES

As of December 31, 2019, The fair value of the Company’s outstanding derivative instruments reflected as prepaid expenses and other current assets was $73 and reflected as Accumulated other comprehensive income was $67.

As of December 31, 2020 the fair value of the Company’s outstanding derivatives instruments was $0.

The net amounts reclassified from accumulated other comprehensive loss to the operating expenses are as follows:

	Gain recognized in Statements of Comprehensive Income		Gain (loss) recognized in consolidated statements of Income
	Year ended December 31,		Year ended December 31,
	2020	Statement of Income	2020	2019	2018
Derivatives designated as hedging instruments:
Foreign exchange options and forward contracts	$67	"Operating expenses"	$764	$272	$(206)

Derivatives not designated as hedging instruments:
Foreign exchange options and forward contracts	-	"Financial expenses"	(166)	59	(186)
SWAP	-	"Financial expenses"	-	380	(2,487)

Total	$67		$598	$711	$(2,879)

NOTE 9: SHORT TERM AND LONG-TERM DEBT

On December 17, 2018, ClientConnect Ltd., a former Israeli subsidiary of Perion, which merged into Perion on June 30, 2020, executed a new loan facility, in the amount of $25,000. Proceeds of the loan facility were applied to refinancing of the existing debt as well as the debt of Undertone, a US subsidiary of Perion. ClientConnect's obligations under the facility were assumed by Perion in the context of the merger. Principal on the loan is payable in twelve equal quarterly instalments beginning March 2019 and maturing on December 31, 2021. The interest on the loan is at the rate of three-month LIBOR plus 5.7% per annum, payable quarterly. The credit facility is secured by liens on the assets of Perion and Undertone and is guaranteed by Undertone. The guarantee by Undertone is limited to $33,000. Financial covenants for the loan facility are tested at the level of Perion on a consolidated basis. As of December 31, 2020, the Company meets all of its covenants.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

As of December 31, 2020, the aggregate principal annual maturities according to all of the above loan agreements were as follows:

Repayment amount

2021	8,333

Present value of principal payments	$8,333
Less: current portion	(8,333)

Long-term debt	$-

On May 19, 2020, the Company entered into a short-term secured credit line in the amount of up to $20 million with Bank Mizrahi, which was scheduled to mature on May 18, 2021. On August 11, 2020, the Company withdrawn an amount of $12.5 million from this credit line. Such a withdrawal was a short-term revolving loan for a three-month period. On December 21, 2020, this credit facility was repaid in full.

On March 8, 2021, the Company had repaid it’s loan facility (see Note 20).

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

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

The changes of the long-term convertible debt in 2020 and 2019 were as follows:

Balance as of January 1, 2019 (*)	$15,453

Change in accrued interest	267
Change in fair value	600
Payment of interest	(470)
Payment of principal	(15,850)

Balance as of December 31, 2019	$-

Balance as of December 31, 2020	$-

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

The Company's capitalized operating lease agreements have remaining lease terms ranging from 0.83 year to 7.25 years.

The following table represents the weighted-average remaining lease term and discount rate:

Year ended
December 31, 2020
Weighted average remaining lease term	5.13 Years
Weighted average discount rate	7.42%

The discount rate was determined based on the estimated collateralized borrowing rate of the Company, adjusted to the specific lease term and location of each lease.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

Maturities of operating lease liabilities were as follows:

Year ending December 31,
2021	$5,970
2022	5,290
2023	4,909
2024	4,907
2025	2,931
Thereafter	2,602

Total lease payments *)	26,609

Less – imputed interest	(4,397)

Present value of lease liabilities	$22,212

*) Total lease payments have not been reduced by sublease rental payments of $6,376 due in the future under non-cancelable subleases.

Facilities leasing expenses (net) in the years 2020, 2019 and 2018 were $3,493, $3,076 and $4,123 respectively. Out of which, Sublease income amounted to $3,235, $2,682 and $2,213 in the years 2020, 2019 and 2018, respectively.

Cash paid for amounts included in measurement of lease liabilities during 2020 was $ 6,521.

NOTE 12:COMMITMENT AND CONTINGENT LIABILITIES

a.Contingent purchase obligation

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

b.Legal Matters

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

NOTE 13:SHAREHOLDERS' EQUITY

a.Ordinary shares

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

b.Share Options, Restricted Share Units and Warrants

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

As of December 31, 2020, there were 691,577 ordinary shares reserved for future share-based awards under the Plan.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

The following table summarizes the activities for the Company’s service-based share options for the year ended December 31, 2020:

		Weighted average
	Number of options	Exercise price	Remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2020	4,091,127	$3.79	4.70	$10,226
Granted	1,915,435	2.66	-	-
Exercised	(1,042,849)	3.86	-	5,010
Cancelled	(436,666)	4.36	-	-
Outstanding at December 31, 2020	4,527,047	$3.24	21.79	$42,942

Exercisable at December 31, 2020	1,902,226	$3.70	3.51	$17,171

Vested and expected to vest at December 31, 2020	3,789,743	$3.36	3.22	$35,604

The weighted-average grant-date fair value of options granted during the years ended December 31, 2020, 2019 and 2018 was $3.14, $1.75 and $1.27, respectively.

The aggregate intrinsic value of the outstanding share options at December 31, 2020, represents the intrinsic value of all outstanding options since they were all in-the-money as of such date.

The number of options expected to vest reflects an estimated forfeiture rate.

The following table summarizes the activities for the Company’s performance-based share options for the year ended December 31, 2020:

		Weighted average
	Number of Performance based options	Exercise price	Remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2020	66,666	$3.24	4.95	$199
Granted	815,354	2.62	-	-
Exercised	(66,666)	3.24	-	514
Cancelled	(46,043)	-	-	-

Outstanding at December 31, 2020	769,311	2.78	40.53	7,653

Exercisable at December 31, 2020	200,000	5.35	6.58	1,476

Vested and expected to vest at December 31, 2020	596,988	$3.58	4.51	$5,460

The weighted-average grant-date fair value of options granted during the year ended December 31, 2020 was $3.12. No performance-based options were granted during 2019 and 2018.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

The aggregate intrinsic value of the outstanding performance-based options at December 31, 2020, represents the intrinsic value of all outstanding options since they were all in-the-money as of such date.

The following table summarizes additional information regarding outstanding and exercisable options under the Company's share Option Plan as of December 31, 2020:

	Outstanding			Exercisable
Range of exercise price	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price

$0.00 – 0.50	1,051,494	79.46	$-	-	-	$-
1.03 – 2.94	316,567	3.98	2.76	190,741	3.76	2.71
3.00 – 3.38	1,509,699	3.88	3.19	1,082,647	3.51	3.21
4.23 – 6.90	1,508,954	4.79	5.18	598,005	3.47	4.66
7.08 – 9.81	132,000	5.66	8.20	22,500	4.10	7.97
$10.01 –12.75	8,333	0.00	11.07	8,333	0.00	11.07

	4,527,047	21.79	$3.24	1,902,226	3.51	$3.70

The Company recognized share-based compensation expenses related to its share-based awards in the consolidated statements of operations as follows:

	Year ended December 31,
	2020	2019	2018

Cost of revenues	$102	$164	$136
Research and development	887	488	448
Selling and marketing	1,898	515	848
General and administrative	1,560	1,126	1,286

Total	$4,447	$2,293	$2,718

As of December 31, 2020, there was $6,815 of unrecognized compensation cost related to outstanding options. These amounts are expected to be recognized over a weighted-average period of 1.54 years related to outstanding options. To the extent the actual forfeiture rate is different from what has been estimated, share-based compensation related to these awards will differ from the initial expectations.

c.As part of the acquisition of Undertone, the Company granted warrants to purchase 66,666 ordinary shares, at a weighted average exercise price of $9.09 per share, to a third-party vendor that provides development services to Undertone. The warrants were exercisable until December 27, 2020 and wasn’t exercised by this date. No expense incurred in 2020. The total expense incurred in 2019 and 2018 was $59 and $61, respectively.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:FINANCIAL INCOME (EXPENSE), NET

	Year ended December 31,
	2020	2019	2018

Financial income:
Interest income	$287	$624	$296
Foreign currency translation gains	-	-	827
Change in fair value of convertible debt	-	-	1,585
Change in fair value of SWAP	-	380	-
Other	45	147	366
	$332	$1,151	$3,074

Financial expense:
Foreign currency translation losses	$(1,537)	$(950)	$-
Interest expense on debts	(1,045)	(2,334)	(3,938)
Change in fair value of SWAP	-	-	(2,487)
Change in fair value of convertible debt	-	(600)	-
Bank charges and other	(388)	(737)	(443)
	$(2,970)	$(4,621)	$(6,868)

Financial expense, net	$(2,638)	$(3,470)	$(3,794)

NOTE 15:INCOME TAXES

a.Income before taxes on income

Income before taxes on income is comprised as follows:

	Year ended December 31,
	2020	2019	2018

Domestic	$12,175	$21,095	$9,081
Foreign	(2,560)	(6,557)	1,816

Total	$9,615	$14,538	$10,897

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

b.Taxes on income

Taxes on income are comprised as follows:

	Year ended December 31,
	2020	2019	2018

Current taxes	$2,498	$3,816	$1,706
Taxes in respect of previous years	6	(129)	612
Deferred tax expense (benefit)	(3,114)	(2,042)	458

Total	$(610)	$1,645	$2,776

Taxes on income by jurisdiction were as follows:

	Year ended December 31,
	2020	2019	2018

Domestic	$1,031	$3,055	$2,187
Foreign	(1,641)	(1,410)	589

Total	$(610)	$1,645	$2,776

Domestic:
Current taxes	$1,466	$3,519	$1,121
Deferred tax (benefit) expense	(984)	(197)	649
Taxes in respect of previous years	549	(267)	417

Total - Domestic	$1,031	$3,055	$2,187

Foreign:
Current taxes	$1,032	$297	$585
Deferred tax benefit	(2,130)	(1,845)	(191)
Taxes in respect of previous years	(543)	138	195

Total - Foreign	$(1,641)	$(1,410)	$589

Total income tax expense (benefit)	$(610)	$1,645	$2,776

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

c.Deferred Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31,
	2020	2019
Deferred tax assets:
Net operating loss and other losses carry forwards	$4,049	$4,490
Research and development	2,287	2,865
Intangible assets	1,476	2,543
Other temporary differences mainly relating to reserve and allowances	1,553	624
Deferred tax assets, before valuation allowance	$9,365	$10,522
Valuation allowance	2,254	4,351
Total deferred tax assets, net	$7,111	$6,171

Domestic:
Long term deferred tax asset, net	$2,034	$1,050
	$2,034	$1,050

Foreign:	$5,077	$5,121
Long term deferred tax asset, net	$5,077	$5,121

Total deferred tax asset, net	$7,111	$6,171

The $2,097 change in the total valuation allowance for the year ended December 31, 2020, relates to the projected utilization of certain operating loss carry-forwards and temporary differences for which a full valuation allowance was previously recorded.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

d.Reconciliation of the Company’s effective tax rate to the statutory tax rate in Israel

A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company, and the actual tax expense as reported in the statement of income is as follows:

	Year ended December 31,
	2020	2019	2018

Income before taxes on income	$9,615	$14,538	$10,897
Statutory tax rate in Israel	23.0%	23.0%	23.0%
Theoretical tax expense	$2,211	$3,344	$2,506

Increase (decrease) in tax expenses resulting from:
"Preferred Enterprise" benefits *	(1,701)	(2,973)	(1,301)

Non-deductible expenses	2,409	374	298
Tax adjustment in respect of different tax rate of foreign subsidiaries	228	397	511
Deferred taxes related to prior years	(1,576)	-	-

Change in valuation allowance	(2,097)	421	541
Other	(84)	82	221

Taxes on income	$(610)	$1,645	$2,776

* Benefit per ordinary share from "Preferred Enterprise" status:

Basic	$0.06	$0.11	$0.05
Diluted	$0.06	$0.11	$0.05

e.Income tax rates

Taxable income of Israeli companies was generally subject to corporate tax at the rate of 23% in 2018, 2019 and 2020. However, the effective tax rate payable by a company that derives income from a Preferred Enterprise (as discussed below) may be considerably lower.

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

f.Law for the Encouragement of Capital Investments, 1959

The Law for Encouragement of Capital Investments, 1959 (the "Investment Law") provides tax benefits for Israeli companies meeting certain requirements and criteria. The Investment Law has undergone certain amendments and reforms in recent years.

The Israeli parliament enacted a reform to the Investment Law, effective January 2011 (which was amended in August 2013). According to the reform, a flat rate tax applies to Preferred Income of companies eligible for the "Preferred Enterprise" status. In order to be eligible for Preferred Enterprise status, a company must meet minimum requirements to establish that it contributes to the country’s economic growth and is a competitive factor for the gross domestic product.

The Company’s Israeli operations elected “Preferred Enterprise” status, starting in 2011.

Benefits granted to a Preferred Enterprise include reduced tax rates. As part of the Economic Efficiency Law (Legislative Amendments for Accomplishment of Budgetary Targets for Budget Years 2017-2018), 5777-2016, the tax rate is 16% for all other Areas other than Development Area A (which was 7.5% from 2017 onward).

A distribution from a Preferred Enterprise out of the "Preferred Income" would be subject to 20% withholding tax for Israeli-resident individuals and non-Israeli residents (subject to applicable treaty rates), for dividends which are distributed on or after January 1, 2014 and from “Preferred Income” that was produced or accrued after such date. A distribution from a Preferred Enterprise out of the "Preferred Income" would be exempt from withholding tax for an Israeli-resident company.

g.The New Technological Enterprise Incentives Regime (Amendment 73 to the Investment Law)

In December 2016, the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which includes Amendment 73 to the Law for the Encouragement of Capital Investments ("Amendment 73") was published and was pending the publication of regulations, in May 2017 regulations were promulgated by the Finance Ministry to implement the "Nexus Principles" based on OECD guidelines published as part of the Base Erosion and Profit Shifting (BEPS) project. Following the publication of the regulations Amendment 73 became fully effective. According to Amendment 73, a Preferred Technological Enterprise, as defined in Amendment 73, with total consolidated revenues of less than NIS 10 billion, shall be subject to 12% tax rate on income derived from intellectual property (in development area A—a tax rate of 7.5%). In order to qualify as a Preferred technological enterprise certain criteria must be met, such as a minimum ratio of annual R&D expenditure and R&D employees, as well as having at least 25% of annual revenues derived from exports.

Any dividends distributed from income from the preferred technological enterprises will be subject to tax at a rate of 20%. Amendment 73 further provides that, in certain circumstances, a dividend distributed to a foreign corporate shareholder, would be subject to a 4% tax rate (if the percentage of foreign shareholders exceeds 90%).

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

The Company assessed the criteria for qualifying as a “Preferred Technological Enterprise,” status and concluded that the Company is eligible to the above-mentioned benefits.

h.Uncertain tax positions

A reconciliation of the beginning and ending balances of the total amounts of unrecognized tax benefits is as follows:

	December 31,
	2020	2019

Balance at the beginning of the year	$4,232	$4,034
Increase (Decrease) related to prior year tax positions, net	293	(249)
Increase related to current year tax positions, net	-	447

Balance at the end of the year	$4,525	$4,232

In 2020, The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in tax expenses. During the years ended December 31, 2020, 2019 and 2018, the Company recognized approximately $444, $158 and $12 in interest and penalties. The Company had $1,017 and $573 for the payment of interest and penalties accrued at December 31, 2020, and 2019, respectively which are included in the balance of the end at the year.

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

The Company’s tax assessments in Israel and the U.S. for tax years prior to 2015 and 2016 respectively are considered final. The Company has net operating losses in the U.S. from prior tax periods beginning in 2011 which may be subject to examination upon utilization in future tax periods

i.Tax loss carry-forwards

As of December 31, 2020, the Company’s U.S. subsidiaries have Federal net operating loss carry-forwards of $3,471 and States net operating loss carry-forwards of $2,746.

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

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

As of December 31, 2020, the Company’s European subsidiaries have net operating loss carry-forwards of $6,402 which may be carried forward indefinitely.

The Company has accumulated net operating losses for tax purposes as of December 31, 2020, in the amount of approximately $11,111, which may be carried forward and offset against taxable income in the future for an indefinite period. The net operating losses may be offset against taxable income annually with a limitation of up to 20% of the total accumulated losses but no more than 50% of the Company's taxable income. The limitation applies during the years 2020-2024. In addition, the Company has accumulated capital losses for tax purposes as of December 31, 2020, of approximately $1,570, which may be carried forward and offset against taxable capital gains in the future for an indefinite period, but are limited as stated above.

j.US Tax Reform:

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the “TCJA”). The TCJA makes broad and complex changes to the Code. The changes include, but are not limited to:

•A corporate income tax rate decrease from 35% to 21% effective for tax years beginning after December 31, 2017 (“Rate Reduction”);

•The transition of U.S international taxation from a worldwide tax system to a territorial system by providing a 100 percent deduction to an eligible U.S. shareholder on foreign sourced dividends received from a foreign subsidiary (“100% Dividend Received Deduction”);

•A one-time transition tax on the mandatory deemed repatriation of cumulative foreign earnings as of December 31, 2017;

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

In March 2020, in response to the COVID-19 pandemic the Coronavirus Aid, Relief and Economic Security (“CARES”) Act was enacted. The CARES Act comprises of a spending package and tax reliefs in order to reduce the impact of the pandemic. The tax portion of the CARES Act includes several corporate tax relief provisions such as: eliminating the taxable income limitation and allowing carryback to the prior 5 years for net operating losses (“NOLs”) arising in 2018, 2019 and 2020; increasing the business interest deduction limitation from 30% to 50%; accelerated refunds of AMT credits and other provisions. The Company is considering which provisions are relevant for its US subsidiaries.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:EARNINGS PER SHARE

The table below presents the computation of basic and diluted net earnings per common share:

	Year ended December 31,
	2020	2019	2018
Numerator:
Net income attributable to ordinary shares - basic	$10,225	$12,893	$8,121

Net income - diluted	$10,225	$12,893	$8,121

Denominator:
Number of ordinary shares outstanding during the year	26,687,145	25,965,357	25,850,067
Weighted average effect of dilutive securities:

Employee options and restricted share units	2,110,602	392,228	5,158

Diluted number of ordinary shares outstanding	28,797,747	26,357,585	25,855,225

Basic net earnings per ordinary share	$0.38	$0.50	$0.31

Diluted net earnings per ordinary share	$0.36	$0.49	$0.31

Ordinary shares equivalents excluded because their effect would have been anti-dilutive	3,178,024	4,087,559	4,725,618

NOTE 17:RESTRUCTURING COSTS

Restructuring charges were recorded in connection with plans in order to reduce workforce, close certain facilities and other cost saving measures which amounted to $2,100 during 2018. In 2020 and 2019, there were no restructuring charges.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 18:MAJOR CUSTOMERS

A substantial portion of the Company's revenue is derived from search fees and online advertising, the market for which is highly competitive and rapidly changing. Significant changes in this industry or in customer buying behavior would adversely affect the Company’s operating results.

The following table sets forth the customers that represent 10% or more of the Company’s total revenues in each of the years presented below:

	Year ended December 31,
	2020	2019	2018

Customer A	51%	63%	45%

NOTE 19:GEOGRAPHIC INFORMATION

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

The following table presents the total revenues for the years ended December 31, 2020, 2019 and 2018, allocated to the geographic areas in which they were generated:

	Year ended December 31,
	2020	2019	2018

North America (mainly U.S.)	$272,220	$195,903	$197,440
Europe	49,222	50,669	46,858
Other	6,621	14,878	8,547

	$328,063	$261,450	$252,845

The total revenues are attributed to geographic areas based on the location of the end-users.

The following table presents the locations of the Company’s long-lived assets as of December 31, 2020 and 2019:

	December 31,
	2020	2019

Israel	$11,343	$15,816
U.S.	10,157	11,987
Europe	5,536	5,544

	$27,036	$33,347

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 20:SUBSEQUENT EVENTS

a.On January 20, 2021, the Company closed a follow on offering whereby 6,487,000 ordinary shares were sold by the Company to the public, (inclusive of 748,500 ordinary shares pursuant to the full exercise of an overallotment option granted to the underwriters). The aggregate proceeds, net of underwriting discounts and other offering cost, received by the Company from the offering were approximately $61,126.

b.On March 8, 2021, the Company early repaid the full amount of its loan facility with bank Mizrachi or a principal amount of $8,333 together with the accumulated interest up to this date as per the agreement.

ITEM 19.EXHIBITS:

No.	Description

1.1	Memorandum of Association of Perion, as amended and restated (translated from Hebrew)(1)

1.2	Articles of Association of Perion, as amended and restated(1)

2.1	Description of Perion’s Securities registered pursuant to Section 12 of the Securities Exchange Act of 1934(4)

4.1	Perion 2003 Israeli Share Option Plan and U.S. Addendum(2)

4.2	Perion Equity Incentive Plan(3)

4.3	Compensation Policy for Directors and Officers, adopted on February 6, 2020

4.4	Translation of a certain Credit Agreement by and between Perion Network Ltd. and Mizrahi Tefahot Bank Ltd., effective as of December 17, 2018(1)

4.5	A Form of Indemnification Letter Agreement between the Company and its Present and Future Directors and Officers(4)

4.6	Bing Services Framework Agreement by and between Perion Network Ltd. and Microsoft Ireland Operations Limited, effective as of January 1, 2021**

4.7	Membership Interest Purchase Agreement by and between Perion Network Ltd., Mr. Assaf Katzir, Mr. Ziv Yarmiyahu and Content IQ LLC, dated January 14, 2020**(4)

4.8	Summary in English of Lease Agreement by and between Perion Network Ltd. and Kanit HaShalom Investments Ltd., dated January 28, 2014, as amended on October 7, 2015 and December 26, 2019

8	List of Subsidiaries

12.1	Certification required by Rule 13a-14(a) or Rule 15d-14(a) executed by the Chief Executive Officer of the Company

12.2	Certification required by Rule 13a-14(a) or Rule 15d-14(a) executed by the Chief Financial Officer of the Company

13.1	Certification required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2	Certification required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, Independent Auditors

101	Financial information from Perion Network Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2020 formatted in XBRL (eXtensible Business Reporting Language)

_________________________
(1)	Previously filed with the SEC on March 19, 2019 as an exhibit to our annual report on Form 20-F, and incorporated herein by reference

(2)	Previously filed with the SEC on April 29, 2013 as an exhibit to our annual report on Form 20-F, and incorporated herein by reference

(3)	Previously filed with the SEC on October 15, 2013 as an exhibit to our Report on Form 6-K, and incorporated herein by reference

(4)	Previously filed with the SEC on March 16, 2020 as an exhibit to our annual report on Form 20-F, and incorporated herein by reference

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

Date: March 25, 2021