Form 20-F
period 2021-12-31
Perion Network Ltd.
filed 2022-03-16
CIK 1338940

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

As of December 31, 2021, the Registrant had outstanding 43,696,723 ordinary shares, par value NIS 0.03 per share (excluding treasury shares).

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

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes ☐ No ☒

PRELIMINARY NOTES

Terms

As used herein, and unless the context suggest otherwise, the terms “Perion,” “Company,” “we,” “us” or “ours” refer to Perion Network Ltd. and subsidiaries. References to “dollar” and “$” are to U.S. dollars, the lawful currency of the United States, and references to “NIS” are to New Israeli Shekels, the lawful currency of the State of Israel. This annual report on Form 20-F contains translations of certain NIS amounts into U.S. dollars at specified rates solely for your convenience. These translations should not be construed as representations by us that the NIS amounts actually represent such U.S. dollar amounts or could, at this time, be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, we have translated NIS amounts into U.S. dollars at an exchange rate of NIS 3.110 to $1.00, the representative exchange rate reported by the Bank of Israel on December 31, 2021.

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

Our estimates and forward-looking statements may be influenced by factors including:

•
Our advertising customers may reduce or terminate their business relationship with us at any time. If customers representing a significant portion of our revenue reduce or terminate their relationship with us, it could have a material adverse effect on our business, financial condition and results of operations.

•
Large and established internet and technology companies, such as Google, Facebook and Amazon, play a substantial role in the digital advertising market and may significantly harm our ability to operate in this industry.

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

•
Our search advertising solution depends heavily upon revenue generated from our agreement with Microsoft Bing, and any adverse change in that agreement could adversely affect our business, financial condition and results of operations.

•
Our search advertising revenue business is highly reliant upon a small number of publishers, who account for the substantial majority of pay-outs to publishers and generate most of our revenues. If we were to lose all or a significant portion of those publishers, our revenues and results of operations would be materially adversely affected.

•
Should the providers of platforms, particularly browsers, further block, constrain or limit our ability to offer or change search properties, or materially change their guidelines, technology or the way they operate, our ability to generate revenues from our users’ search activity could be significantly reduced.

•
The global COVID-19 health pandemic has had and still has an ongoing adverse effect and could potentially severely affect, our business, results of operations and financial condition due to impacts on our industry, as well as impacts from remote work arrangements, actions taken to contain the virus or treat its impact, and the speed and extent of the recovery.

•	A loss of the services of our senior management and other key personnel could adversely affect execution of our business strategy.

•
Competition for highly skilled technical and other personnel in Israel is intense, and as a result we may fail to attract, recruit, retain and develop qualified employees, which could materially and adversely impact our business, financial condition and results of operations.

•
We have acquired and may continue to acquire other businesses. These acquisitions divert a substantial part of our resources and management attention and could in the future, adversely affect our financial results.

•	Our share price has fluctuated significantly and could continue to fluctuate significantly.

•	Our business and financial performance may be materially adversely affected by information technology issues, data breaches, cyber-attacks and other similar incidents and other business disruptions.

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

•
Regulatory, legislative, or self-regulatory developments relating to e-commerce, internet advertising, privacy and data collection and protection, and uncertainties regarding the application or interpretation of existing laws and regulations, could harm our business and subject us to significant legal liability for non-compliance.

•	Our proprietary information and intellectual property may not be adequately protected and thus our technology may be unlawfully copied by or disclosed to other third parties.

•	Our business is significantly reliant on the North American market. Any material adverse change in that market could have a material adverse effect on our results of operations.

•
Our business may be materially affected by changes to fiscal and tax policies. Potentially negative or unexpected tax consequences of these policies, or the uncertainty surrounding their potential effects, could adversely affect our results of operations.

•	Political, economic and military instability in the Middle East may impede our ability to operate and harm our financial results.

PART I

ITEM 1.          IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.          OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.          KEY INFORMATION

A.          SELECTED FINANCIAL DATA

Reserved.

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

Furthermore, the discretionary, non-exclusive nature of our relationships with advertising customers subject us to increased pricing pressure. Although we believe our rates are competitive, our competitors may be able to offer more favorable pricing or other advantageous terms. In light of the above factors, we seek to diversify our offerings and, as part of our strategy, provide our customers with different advertising solutions and constantly adapt our relationship with our customers to respond to their everchanging needs. As a result, we may be compelled to reduce our rates, offer other incentives or other more compelling pricing models in order to maintain our current customers and attract new customers. If a significant number of customers are able to compel us to charge lower rates or provide rate concessions or incentives, there is no assurance that we would be able to compensate for such price reductions or conserve our profit margins.

Large and established internet and technology companies, such as Google, Facebook and Amazon, play a substantial role in the digital advertising market and may significantly harm our ability to operate in this industry.

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

Google Chrome internet browser supports the “Better Ads Standards” implemented by the Coalition for Better Ads, an industry body formed by leading international trade associations and companies involved in online media (in which Undertone is also a member), and removes all ads from certain sites that violate this standard. In addition, in March 2021, Google announced the phase-out support for third-party cookies in Chrome (which is expected to come into effect in 2023). Moreover, leading mobile operating systems, including Apple iOS and Google Android, have implemented or plan to implement advertising and targeting restrictions within applications running on their platforms.

 This, together with other advertisement-blocking technologies incorporated in or compatible with leading internet browsers and operating systems, could impact our (as well as those of our competitors) advertising business. These changes could materially impact the way we do business, and if we or our advertisers and publishers are unable to quickly and effectively adjust and provide solutions to those changes, there could be an adverse effect on our revenue and performance.

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

We are currently able to serve, track and manage advertisements for our customers as well as for our own operations, on a variety of networks and websites. The consolidation trend could substantially harm our ability to operate if such consolidated companies decide not to permit us to serve, track or manage advertisements on their websites and/or on our properties, if they develop ad placement systems that are incompatible with our ad serving capabilities or if they use their market power to force their customers to use certain vendors on their networks or websites and/or on our properties.

Certain of our primary advertisers and publishers are owned, affiliated with or controlled by a small number of large holding companies. If any of these holding companies decide to reduce, amend or terminate their business relationship with us for any reason, and/or in case there is a rapid and/or significant decline in inventory available to us, it may lead to a material adverse impact on our business, financial conditions and results of operation.

If the demand for digital advertising does not continue to grow or customers do not embrace our solutions, this could have a material adverse effect on our business financial condition results of operation.

A substantial portion of our advertising revenue is derived from the sale of our digital advertising solutions and we have made significant investments in our ability to deliver different types of advertisements, including high impact advertising, video advertising, CTV and iCTV which are compatible on multiple devices and channels as well as different content monetization solutions for which we partnered with advertising networks in order to be able to serve ads on our properties as well properties of our publishers. Nonetheless, (i) if customers do not embrace our solutions (ii) if our integration with advertising networks is not successful, (iii) if there is a reduction in general demand for digital advertising or in spend for certain channels or solutions, or (iv) if the demand for our specific solutions and offerings decreases, it may lead to a material adverse impact on our business, financial conditions and results of operation.

Due to our evolving business model and rapid changes in the industry in which we operate and the nature of services we provide, it is difficult to accurately predict our future performance and may be difficult to increase revenue or profitability.

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

In addition, we may experience in the future an overall decline in advertising spend and demand for our solutions as a result of which we may experience revenue decrease due to competition, market demand or other factors, which could influence our ability to respond to industry developments in order to remain competitive. If we are unable to respond to such changes and timely adapt our business model, we may not be able to sustain growth, meet our business targets or achieve or sustain profitability and our business may be adversely affected.

We depend on supply sources to provide us with advertising inventory in order for us to deliver advertising campaigns in a cost-effective manner.

We rely on a diverse set of publishers including direct publishers, advertising exchange platforms, social networks and other platforms, that aggregate advertising inventory, to provide us with high-quality digital advertising inventory on which we deliver ads, collectively referred to as “supply sources”. The future growth of our advertising business will depend, in part, on our ability to maintain, expand and further develop successful business relationships in order to increase the network of our supply sources.

Our supply sources typically make their advertising inventory available to us on a non-exclusive basis and are not required to provide any minimum amounts of advertising inventory to us or to provide us with a consistent supply of advertising inventory, at any predetermined price or through real time bidding. Supply sources often maintain relationships with various sources of demand that compete with us, and it is easy for supply sources to quickly shift their advertising inventory among these demand sources, or to shift inventory to new demand sources, without notice or accountability. Supply sources may also seek to change the terms at which they offer inventory to us, or they may allocate their advertising inventory to our competitors who offer more favorable economic terms, better solutions and advanced technology. Supply sources may also elect to sell all, or a portion, of their advertising inventory directly to advertisers and agencies, or they may develop their own competitive offerings, which could diminish the demand for our solutions. In addition, significant supply sources within the industry may enter into exclusivity arrangements with our competitors, which could limit our access to a meaningful supply of inventory. As a result of all of these factors, our supply sources may not supply us with sufficient amounts of high-quality digital advertising inventory in order for us to fulfill the demands of our advertising customers.

Additionally, our ability to access advertising inventory in a cost-effective manner may be constrained or affected as a result of a number of other factors, including, but not limited to:

•
Supply sources may impose significant restrictions on the advertising inventory they sell or may impose other unfavorable terms and conditions on the advertisers using their sites or platforms. For example, these restrictions may include frequency caps, prohibitions on advertisements from specific advertisers or specific industries, or restrictions on the use of specific creative content or advertising formats as well as content adjacent restrictions, which would restrain our supply of available inventory.

•	Supply sources that offer online content and mobile applications may shift from an advertising-based monetization method to a pay for content/services model, thereby reducing available inventory.

•
Social media platforms may be successful in keeping users within their sites via products such as Facebook’s Instant Articles which may be competitive to our offerings and solutions. If, as a result, users are not on the open web, advertising inventory outside of such platforms (including our publisher’s and our owned and operated sites) may be reduced or may become less attractive to our advertising customers.

•
Supply sources may be reluctant or unable to adopt certain of our proprietary and unique high-impact, CTV, iCTV and video ad formats for a variety of reasons (such as user preference changes making such ad formats less desirable, or technological limitations, such as connection with header bidding or the ability to transact programmatically), resulting in limited advertising inventory supply for such formats and inhibiting our ability to scale such formats.

Because of these factors, we seek to expand and diversify our supply sources; nonetheless, if our supply sources terminate or reduce our access to their advertising inventory, increase the price of inventory or place significant restrictions on the sale of their advertising inventory, or if platforms or exchanges terminate our access to them and we are unsuccessful in establishing or maintaining our relationships with supply sources on commercially reasonable terms, we may not be able to replace this with inventory from other supply sources that satisfy our requirements in a timely and cost-effective manner. If any of these happens, our revenue could decline or our cost of acquiring inventory could increase, which, in turn, could lower our operating margins and materially adversely affect our advertising business. For additional information see also the Risk Factor titled - “The consolidation among participants within the digital advertising market could have a material adverse impact on our business, financial condition and results of operations.”

Our advertising business depends on a strong brand reputation, and if we are not able to maintain and enhance our brand, our business and results of operations could be materially adversely affected.

Maintaining and enhancing our brands is an important aspect of our efforts to attract and expand our agency, advertiser, and publisher base. We have spent, and expect to continue spending considerable sums and other resources on the establishment, building and maintenance of our brands, as well as on enhancing market awareness of them. Our brands, however, may be negatively impacted by a number of factors, including but not limited to, fraudulent, inappropriate or misleading content on our own sites and those we operate, as well as on publishers’ sites on which we serve ads, service outages, product malfunctions, data protection and cybersecurity issues, and exploitation of our trademarks by others without our permission. If we are unable to maintain or enhance our brands in a cost-effective manner, our business and operating results could be materially adversely affected.

Non-compliance with industry self-regulation could negatively impact on our business, brand and reputation.

In addition to compliance with applicable laws and regulations, we voluntarily participate in industry self-regulatory bodies such as the Network Advertising Initiative, or the NAI, and the Digital Advertising Alliance, or DAA, which promulgate best practices or codes of conduct addressing, inter alia, privacy and the delivery of digital advertising. Undertone also voluntarily participates in several of such trade associations and industry self-regulatory groups, including the NAI, the DAA, the Internet Advertising Bureau and TAG Certified Against Fraud. If we or Undertone are unable to follow and abide by the rules and principles provided by such self-regulatory bodies and/or align the conduct of our business and practices with changes to such rules and principles, we may be subject to investigations by such self-regulatory bodies or other accountability groups, our customers and partners as well as users. Handling such actions may require us to devote financial and managerial resources, require us to change our business practices, and cause damage to our brand, which in turn could materially adversely affect our business, financial condition and results of operations. We also could be adversely affected by new or altered self-regulatory guidelines that are inconsistent with our current practices or in conflict with applicable laws and regulations in the United States, Europe, Israel and other regions where we do business. If we fail to abide by or are perceived as not operating in accordance with industry best practices or any industry guidelines or codes with regard to privacy or the delivery of digital advertising, our reputation may suffer and we could lose relationships with both buyers and sellers.

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

Our reputation is a key factor in our ability to compete successfully. There is no assurance that our ability to compete effectively in the future may not be affected by negative market perception. Because of these factors, we continuously seek to diversify our product suite to respond to the changing needs and interests of our customers to benefit from a variety of different offerings, however, we cannot guarantee that we will always be able to accommodate such needs, that such efforts would yield the expected revenue or that we will adapt quickly enough (and/or in a cost effective manner) to evolving changes in the industry in which we operate and related regulations, technologies, applications and devices, which could adversely impact our reputation, and, in turn, our business, financial condition and results of operations.

Our advertising business is susceptible to seasonality, unexpected changes in campaign size and prolonged cycle time, which could affect our business and results of operations.

The revenue of our advertising business is affected by a number of factors, including:

•
Historically, in most cases our advertising business experienced the lowest revenue levels in the first quarter and the highest revenue levels in the fourth quarter, with the second and third quarters being slightly stronger than the first quarter (except for 2020 as a result of the initial effect of COVID-19);

•	Product and service revenue are influenced by political advertising in the US, which generally occurs every two years;

•	In any single period, product and service revenue and delivery costs are subject to significant variation based on changes in the volume and mix of deliveries performed during such period;

•	Revenues are subject to the changes of brand marketing trends, including when and where brands choose to spend their money in a given year;

•
Advertising customers generally retain the right to supplement, extend, or cancel existing advertising orders at any time prior to their completion, and we have no control over the timing or magnitude of these revenue changes; and

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

Our advertising clients expect and often demand that our advertising campaigns achieve certain performance levels based on metrics such as user engagement, view-ability, clicks or conversions, to validate their value proposition, particularly as our services can be costlier. We may have difficulty achieving or proving these performance levels for a variety of reasons (for example, it may be difficult to track view-ability on our proprietary high-impact ad units, either directly or through a third-party vendor), which could cause clients to cancel campaigns, not provide repeat business or request make-goods or refunds.

Increased availability of advertisement-blocking technologies could limit or block the delivery or display of advertisements by our solutions, which could undermine the viability of our business, financial condition and results of operations.

Advertisement-blocking technologies, such as mobile apps or browser extensions that limit or block the delivery or display of advertisements, are currently available for desktop, tablet and mobile users. Further, new browsers and operating systems, or updates to current browsers or operating systems, offer native advertisement-blocking technologies to their users, such as the support of Google Chrome in blocking advertisements from web sites that violate the “Better Ads Standards” established by the Coalition for Better Ads (in which Undertone is a member). As such technologies or practices become widespread, this could have a material adverse effect on our business, financial condition and results of operations.

Our advertising business depends on our ability to collect and use data, and any limitation on the collection and use of this data could significantly diminish the value of our solutions and cause us to lose customers, revenue and profit.

In most cases, when we deliver an advertisement, we are often able to collect certain data about the content and placement of the ad, the relevancy of such ad to a user and the interaction of the user with the ad, such as whether the user viewed or clicked on the ad or watched a video. As we collect and aggregate data provided by billions of ad impressions and third-party providers, we analyze the data in order to measure and optimize the placement and delivery of our advertising inventory and provide cross-channel advertising capabilities. Our ability to access and utilize such data is crucial.

Our publishers or advertisers may decide not to allow us to collect some or all of this data or may limit our use of this data. Additional details regarding limitations on the collection and use of this data due to existing and new laws and regulations are provided below under “Risks Related to Regulatory Changes— Regulatory, legislative, or self-regulatory developments relating to e-commerce, internet advertising, privacy and data collection and protection, and uncertainties regarding the application or interpretation of existing laws and regulations, could harm our business and subject us to significant legal liability for non-compliance.”

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

Contracting with new advertisers and ad agencies requires substantial time and expenses, and we may not be successful in establishing new relationships or in maintaining current relationships. It is often difficult to identify, engage, and market to potential advertising customers who are unfamiliar with our brand or services, and we may spend substantial time and resources educating customers about our unique offerings, including providing demonstrations and comparisons against other available solutions, without ultimately achieving the desired results. In addition, there has been commoditization of services provided in digital advertising, resulting in margin pressure. Furthermore, many of our advertising clients’ purchasing and design decisions generally require input from multiple internal and external parties of these clients, requiring that we identify those involved in the purchasing decision and devote a sufficient amount of time to present our services to each of those decision-making individuals. We may not be able to reduce our sales and marketing expenses to correspond proportionately to periods of reduced revenue. If we are not successful in streamlining our sales processes with potential clients in a cost-effective manner, or if our efforts are unsuccessful, our ability to grow our business may be adversely affected.

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

Identifying agencies, engaging in sales efforts, and negotiating and documenting our agreements with agencies require significant time and resources. These relationships may not result in additional brand customers or campaigns for our business, and may not ultimately enable us to generate significant revenue. Our contracts with advertising agencies are typically non-exclusive and the agencies often work with our competitors or offer competing services or solutions.

When working with agencies to deliver campaigns on behalf of their brand customers, we generally bill the agency for our products and services, and in most cases, the brand has no direct contractual commitment to us to make any payments. Furthermore, some agencies contractually limit their payment obligations to us through sequential liability provisions, whereby the agency is liable for payment if, and only to the extent, that the agency collects a corresponding payment from the brand on whose behalf our services were rendered. These circumstances may result in longer collections periods, increased costs associated with pursuing brands directly for payments, or our inability to collect payments. In summary, if we are unsuccessful in establishing or maintaining our relationships with these agencies on commercially reasonable terms or if the agencies are unable to effectively collect corresponding payments from the brands, our ability to compete in the marketplace or to grow our revenue could be impaired and our operating results could suffer.

If the demand for social advertising does not grow as expected, or if our solution for advertising through those channels is not competitive, the revenue related to our actionable performance monitoring platform could decline.

We leverage the capabilities of our actionable performance monitoring SaaS platform to offer our customers the ability to deliver ads on social networks. The future growth of this market could be negatively impacted if consumers decrease the time they spend engaging on social media sites or mobile applications. In addition, the demand for advertising in these channels, and the success of our social solutions in particular, may be constrained by the limited flexibility, increased requirements that are associated with advertising in these channels, and the social networks working through independent service providers. As a result, it is difficult to predict the future customer demand for our solution, and there is no guarantee that we will be able to generate significant revenue from our actionable performance monitoring platform. In addition to the foregoing, our actionable performance monitoring platform is dependent on our ability to create, optimize, and manage our customers’ advertising campaigns as well as retrieve and push advertising campaign data to myriad of networks and tools in real time, such as Facebook, Instagram, Messenger, Google, TikTok, LinkedIn, Snapchat, Pinterest and Twitter. We are subject to each social network’s respective terms and conditions governing our ability to access and utilize its platform. Our actionable performance monitoring platform would be harmed if any of these social networks discontinues our partnership, makes changes to its platform, or modifies the terms and standards applicable to its marketing partners or to advertising on its platform in general. Moreover, these social networks may develop offerings or features that compete with or substitute our solution or may otherwise make changes to their platforms that would render our social advertising solution obsolete. Further, consumers may migrate away to other social networking platforms with which we are not affiliated, which would in turn decrease the demand for our solutions. Any of these outcomes could cause demand for our social marketing platform to decrease, our development costs to increase, and our results of operations and financial condition to be materially adversely affected.

Our search advertising solution depends heavily upon revenue generated from our agreement with Microsoft Bing, and any adverse change in that agreement could adversely affect our business, financial condition and results of operations.

We are highly dependent on our search services agreement with Microsoft Irelands Operations Limited. In November 2020, we entered into a renewed agreement with Microsoft Ireland Operations Limited effective as of January 1, 2021 until December 31, 2024 (the “Microsoft Agreement”). In 2021, the Microsoft Agreement accounted for 37% of our revenue. In this annual report on Form 20-F we refer to Microsoft Corporation and its affiliates as Microsoft.

If our Microsoft Agreement is terminated or substantially amended (not on favorable terms), we would experience a material decrease in our search advertising revenue or the profits it generates and would be forced to seek alternative search providers, at less competitive terms or accelerate the business we have with such search providers. There are few companies in the market that provide internet search and search advertising services similar to those provided by Microsoft such as Google and Verizon Media. Such companies are substantially the only participants in western markets, and competitors do not offer as much coverage through sponsored links or searches. If we fail to quickly locate, negotiate and finalize alternative arrangements or otherwise expediate current operations we have with such alternative search providers, or if we do, but the alternatives do not provide for terms that are as favorable as those currently provided and utilized, we would experience a material reduction in our revenue and, in turn, our business, financial condition and results of operations would be adversely affected.

Our search advertising revenue business is highly reliant upon a small number of publishers, who account for the substantial majority of pay-outs to publishers and generate most of our revenue. If we were to lose all or a significant portion of those publishers, our revenue and results of operations would be materially adversely affected.

In 2020 and 2021, the top five publishers distributing our search services accounted for approximately 22% and 19%, respectively, of our revenue. There can be no assurance that these existing publishers will continue utilizing the revenue-generating monetization services at the levels they did in the past or at all. The loss of a substantial portion of our relationships with these publishers, or a substantial reduction in their level of activity, could cause a material decline in our revenue and profitability.

The generation of search advertising revenue through large publishers is subject to competition. If we cannot compete effectively in this market, our revenues are likely to decline.

We obtain a significant portion of our revenue through the configuration of our search service as the default search provider during the download and installation of our publishers’ products and/or use by their services of our search offering and the subsequent searches performed by the users thereof. To achieve these goals, we heavily rely on third-party publishers to distribute and/or implement our search offering as a value-added component of their own offerings. We are therefore constantly looking for more ways to distribute our search offering through various channels, including through independent distribution efforts of our owned and operated products and services. There are other companies that generate revenue from searches, some of them may have other monetization solutions. The large search engine companies, including Google, Microsoft, Verizon Media and others, have become increasingly aggressive in their own search service offerings. In addition, we need to continually maintain the technological advantage of our platform, products and other services in order to attract publishers to our offerings. If the search engine companies engage more direct relationships with publishers or we are unable to maintain the technological advantage to service our publishers, we may lose both existing and potential new publishers and our ability to generate revenue will be negatively impacted.

In order to receive advertising-generated revenue from our search providers, we depend, in part, on factors outside of our control.

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

Should the methods used for the distribution of our search solution, be blocked, constrained, limited, materially changed, based on a change of guidelines, technology or otherwise (as has happened in the past), or made redundant by any of our search engine providers, our ability to generate revenue from our users’ search activity could be significantly reduced.

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

These guidelines, with respect to method of distribution, homepage resets and default search resets to search engine services, were changed by both Microsoft and Google numerous times in the past, having negative revenue implications. Since then, both companies have continued instituting other changes to the policies governing their relationship with search partners. Should any of our large partnerships be deemed non-compliant, blocked or partner with another provider, it could be difficult to replace the revenue generated by that partnership and we would experience a material reduction in our revenue and, in turn, our business, financial condition and results of operations would be adversely affected.

Should the providers of platforms, particularly browsers, further block, constrain or limit our ability to offer or change search properties, or materially change their guidelines, technology or the way they operate, our ability to generate revenue from our users’ search activity could be significantly reduced.

As we provide our services through the internet, we are reliant on our ability to work with the different internet browsers. The internet browser market is extremely concentrated with Google’s Chrome, Microsoft Edge and Mozilla’s Firefox, accounting for over 83% of the desktop browser market in 2021, and Google’s Chrome alone accounting for over 67%, based on StatCounter reports. In the past years, internet browser providers such as Google and Microsoft made changes and updated their policies and technology in general, and specifically those relating to change of search settings. Each such change limits and constrains our ability to offer or change search properties. In addition, the desktop operating system market is very concentrated as well, with Microsoft Windows dominating over 74% of the market in 2021, and Apple operating systems accounting for 16% of that market, based on StatCounter reports. During 2015, Microsoft announced changes to its browser modifier detection criteria and issued a new operating system (Windows 10), which included a new default internet browser (Edge). In addition, in June 2018 Google limited the ability to install Chrome browser extensions only from within the Chrome Web Store. Some of these changes limited our ability to maintain our users’ browser settings. If Microsoft, Google, Apple or other companies that provide internet browsers, operating systems or other platforms, effectively further restrict, discourage or otherwise hamper companies, like us, from offering or changing search services, this would continue to cause a material adverse effect on our revenue and our financial results.

Currently most individuals are using mobile devices to access the internet, while substantial part of our search revenue generation and services are currently not widely spread on mobile platforms. Also, web-based software and similar solutions are impacting the attractiveness of downloadable software products.

Historically, the market related to desktop computers has accounted for substantial part of our search revenue. In recent years, there has been a trend towards shifting internet usage from desktop computers to mobile devices such as mobile phones, tablets, etc. While in 2016 desktop worldwide market share was 54.09% it declined to 45.91% in 2017 and stabilizing at 43.47% in 2021, based on StatCounter reports; on the other hand, mobile worldwide market share in 2016 was 45.91% rising to 54.09% in 2017 and stabilizing at 56.53% in 2021, based on StatCounter reports. If this trend towards using non-desktop devices accelerates and desktop usage will decline, our search offerings will become less relevant and may fail to attract publishers and web traffic. In addition, even if consumers do use our services, our revenue growth will still be adversely affected if we do not rapidly and successfully implement adequate revenue-generating models for mobile platforms to respond such decline in desktop.

Web (or “cloud”) based software and similar solutions do not require the user to download software and thus provide a very portable and accessible alternative for desktop computers, as compared to downloadable software. While there are advantages and disadvantages to each method and system and the markets for each of them remain large, the market for web-based systems is growing at the expense of downloadable software. Should this trend accelerate faster than our partners’ ability to provide differentiating advantages in their downloadable solutions, this could result in fewer downloads of their products and lower search revenue generated through the download of these products. See Item 4.B. “Business Overview—Competition” for additional discussion of our competitive market.

Our software or provision of search services or advertising is occasionally blocked by software or utilities designed to protect users’ computers, thereby causing our business to suffer.

Some of our products and offerings are viewed by some third parties, such as anti-virus software providers, as promoting or constituting “malware” or “spamming,” or unjustly changing the user’s computer settings. As a result, our software, the software of our publishers, provision of search services or advertising is occasionally blocked by software or utilities designed to detect such practices. If this phenomenon increases or if we are unable to detect and effectively deal with such categorization of our products, we may lose both existing and potential new users and our ability to generate revenue will be negatively impacted.

The global COVID-19 health pandemic has had and still has an ongoing adverse effect and could potentially severely affect, our business, results of operations and financial condition due to impacts on our industry, as well as impacts from remote work arrangements, actions taken to contain the virus or treat its impact, and the speed and extent of the recovery.

Health pandemics, such as COVID-19, have been, and could in the future adversely affect our business and operations. The COVID-19 pandemic and efforts to control its spread have imposed restrictions on the movement of people, goods and services worldwide, including in the regions in which we and our clients and partners operate, and have significantly impacted economic activity and financial markets. Many advertisers have decreased or paused their advertising spending as a response to the economic uncertainty, decline in business activity and other COVID-19-related impacts, which have negatively impacted, and may continue to negatively impact, our revenue and results of operations, the extent and duration of which we may not be able to accurately predict.

As a result of the COVID-19 pandemic, we have transitioned many of our employees into a hybrid model, where employees are working remotely for part of the week. The transition has had little impact on our employee productivity and has not caused any interruption to our business. Due to the uncertainty of COVID-19, we will continue to assess the situation, including abiding by any government-imposed restrictions, market by market.

It is possible that the hybrid working model could have a negative impact on the execution of our business plans and operations. If a natural disaster, power outage, connectivity issue, or other event occurred that impacted our employees’ ability to work remotely, it may be difficult or, in certain cases, impossible, for us to continue our business for a substantial period of time. The increase in remote working may also result in concerns related to privacy and fraud, heighten the risk of cyber incidents. Recently, organizations worldwide, including governments and commercial enterprises, have seen an increase in cyber-attacks, such as phishing and ransomware attacks, by bad actors taking advantage of the pandemic and remote workforces. Our own systems and those of third parties with which we work are also subject to such increased threats.

There are additional variables that impair our ability to accurately predict the impact that COVID-19 will have on our future operations. Despite the recent development and introduction of different vaccines to COVID-19, there is still much uncertainty as to the length of time that the pandemic and related disruptions will continue, the impact of governmental regulations or easement of regulations in response to the strengthening or weakening of the pandemic, and the degree of overall changes in consumer behavior. Numerous state and local jurisdictions have imposed, and others in the future may impose, “shelter-in-place” orders, quarantines, executive orders and similar government orders and restrictions for their residents to control the spread of COVID-19. For example, Israel, federal and state governments in the United States, France and Ukraine, the locations in which our primary offices are located, have imposed limitations on gatherings, social distancing measures and restrictions on movement, only allowing essential businesses to remain open. Such orders or restrictions have resulted in temporary store closures, work stoppages, slowdowns and delays, travel restrictions and cancellation of events, among other effects, any of which may negatively impact workforces, customers, consumer sentiment and the economies in many of our markets, and as a result, may further adversely affect our operations.

The COVID-19 pandemic may furthermore even lead to a global economic downturn that is more than temporary and could adversely affect the need for our services generally. A downturn could also have a material adverse impact on our business partners’ stability and financial strength. Given the uncertainties associated with COVID-19, it is difficult to fully predict the magnitude of potential effects on our and our business partners’ business, financial condition and results of operations as well as the effect on the other risk factors described herein. While we have a strong cash position and generate positive cash flow from our operations, we cannot guarantee that our financial condition will not be adversely affected in a material manner.

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

Competition for highly skilled technical and other personnel in Israel is intense, and as a result we may fail to attract, recruit, retain and develop qualified employees, which could materially and adversely impact our business, financial condition and results of operations.

We compete in a market marked by rapidly changing technologies and an evolving competitive landscape. In order for us to successfully compete and grow, we must attract, recruit, retain and develop personnel with requisite qualifications to provide expertise across the entire spectrum of our intellectual capital and business needs.

Our principal research and development, certain sales and marketing as well as significant elements of our general and administrative activities are conducted at our headquarters in Israel, and we face significant competition for suitably skilled employees in Israel. While there has been intense competition for qualified human resources in the Israeli high-tech industry historically, the industry experienced record growth and activity in 2021, both at the earlier stages of venture capital, growth equity financings, exit stage of initial public offerings and mergers and acquisitions. This flurry of growth and activity has caused a sharp increase in job openings in both Israeli high-tech companies and Israeli research and development centers of foreign companies, and intensification of competition between these employers to attract qualified employees in Israel. As a result, the high-tech industry in Israel has experienced significant levels of employee attrition and is currently facing a severe shortage of skilled human capital, including engineering, research and development, sales and customer support personnel. Many of the companies with which we compete for qualified personnel have greater resources than we do, and we may not succeed in recruiting additional experienced or professional personnel, retaining personnel or effectively replacing current personnel who may depart with qualified or effective successors.

In addition, as a result of the intense competition for qualified human resources, the Israeli high-tech market has also experienced and may continue to experience significant wage inflation. Accordingly, our efforts to attract, retain and develop personnel may also result in significant additional expenses, which could adversely affect our profitability. Furthermore, in making employment decisions, particularly in the high-technology industry, job candidates often consider the value of the equity they are to receive in connection with their employment. Employees may be more likely to leave us if the shares they own or the shares underlying their equity incentive awards have significantly appreciated or significantly decreased in value. Many of our employees may receive significant proceeds from sales of our equity in the public markets, which may reduce their motivation to continue to work for us and could heighten the risk of employee attrition.

While we offer competitive equity and compensation terms as week as utilize non-competition agreements with our employees as a means of improving our employee retention, those terms and agreements may not be effective towards that goal. These non-competition agreements prohibit our employees, if they cease working for us, from competing directly with us or working for our competitors for a limited period. We may be unable to enforce these agreements under Israeli law, and it may be difficult for us to restrict our competitors from benefiting from the expertise our former employees developed while working for us.

In light of the foregoing, there can be no assurance that qualified employees will remain in our employ or that we will be able to attract and retain qualified personnel in the future. Failure to retain or attract qualified personnel could have a material adverse effect on our business, financial condition and results of operations.

We have acquired and may continue to acquire other businesses. These acquisitions divert a substantial part of our resources and management attention and could in the future, adversely affect our financial results.

We acquired Make Me Reach (currently, Paragone) in February 2015 and Undertone in November 2015, Captain Growth in March 2019, Content IQ in January 2020, Pub Ocean Limited, or Pub Ocean in July 2020 and Vidazoo Ltd., or Vidazoo in October 2021 and we may continue to acquire complementary products, technologies or businesses. These acquisitions divert a substantial part of our resources and management attention and could in the future, adversely affect our financial results. Seeking and negotiating potential acquisitions to a certain extent diverts our management’s attention from other business concerns and is expensive and time-consuming. Acquisitions expose us and our business to unforeseen liabilities or risks associated with the business or assets acquired or with entering new markets. In addition, we lost and might continue to lose key employees and vendors while integrating new organizations and may not effectively integrate the acquired products, technologies or businesses or achieve the anticipated revenue or cost benefits, and we might harm our relationships with our future or current technology suppliers. Future acquisitions could result in customer dissatisfaction or vendor dissatisfaction or performance problems with an acquired product, technology or company. Paying the purchase price for acquisitions in the form of cash, debt or equity securities may weaken our cash position, increase our leverage or dilute our existing shareholders, as applicable. Furthermore, a substantial portion of the price paid for these acquisitions is typically for intangible assets. We may be required to pay additional funds for earn-outs based on achievement of milestones, or may incur contingent liabilities, amortization expenses related to intangible assets or possible impairment charges related to goodwill or other intangible assets (which has occurred in the past) or become subject to litigation or other unanticipated events or circumstances relating to the acquisitions, and we may not have, or may not be able to enforce, adequate remedies in order to protect our Company. Moreover, acquisitions may end up in losses, unwanted results and waste of valuable resources, time and money.

In past years, we have recognized impairments in the carrying value of goodwill and purchased intangible assets. Additional such charges in the future could negatively affect our results of operations and shareholders’ equity.

We continue to have a substantial amount of goodwill and purchased intangible assets on our consolidated balance sheet as a result of historical acquisitions. The carrying value of goodwill represents the fair value of an acquired business in excess of identifiable assets and liabilities as of the acquisition date. The carrying value of intangible assets with identifiable useful lives represents the fair value of customer relationships, content, domain names and acquired technology, among other things, as of the acquisition date, and are amortized based on their economic or useful lives. Goodwill that is expected to contribute indefinitely to our cash flows is not amortized but must be evaluated for impairment at least annually. If the carrying value exceeds current fair value as determined based on the discounted future cash flows of the related business, the goodwill or intangible asset is considered impaired and is reduced to fair value via a non-cash charge to earnings. Events and conditions that could result in impairment include adverse changes in the regulatory environment, a reduced market capitalization or other factors leading to reduction in expected long-term growth or profitability. Goodwill impairment analysis and measurement is a process that requires significant judgment. Our stock price and any control premium are factors affecting the assessment of the fair value of our underlying reporting units for purposes of performing any goodwill impairment assessment.

We will continue to conduct impairment analyses of our goodwill as required. Further impairment charges with respect to our goodwill would have a material adverse effect on our results of operations and shareholders’ equity in future periods.

Shareholders may be able to control us.

As of March 5, 2022, we have one shareholder that beneficially holds more than 5% of our outstanding shares. See Item 7.A. “Major Shareholders and Related Party Transactions—Major Shareholders” for more information. To our knowledge, this shareholder is not party to a voting agreement with respect to our shares. However, should this shareholder or any other shareholders decide to act together, they may have the power to control the outcome of matters submitted for the vote of shareholders. In addition, such share ownership may make certain transactions more difficult and result in delaying or preventing a change in control of the Company, unless approved by such shareholder.

Our share price has fluctuated significantly and could continue to fluctuate significantly.

The market price for our ordinary shares, as well as the prices of shares of other internet companies, has been volatile. Between January 2021 and March 2022, our share price has fluctuated from a low of $12.24 to a high of $30.00, and the daily average trading volume in that period was 856,284 (and for the period of January 1, 2021 and until December 31, 2021, was 905,095). The following factors may cause significant fluctuations in the market price of our ordinary shares:

•	negative fluctuations in our quarterly revenue and earnings or those of our competitors;

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

As of March 5, 2022, there were outstanding an aggregate of 3,977,554 options to purchase our ordinary shares. As these securities vest, the holders thereof could sell the underlying shares without restrictions, except for the volume limitations under Rule 144 applicable to our affiliates.

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

A significant portion of our costs, primarily personnel expenses, are incurred in NIS. Inflation in Israel may have the effect of increasing the U.S. dollar cost of our operations in Israel. Further, since the U.S. dollar declined in value in relation to the NIS, it has become more expensive for us to fund our operations in Israel. A revaluation of one percent of the NIS as compared to the U.S. dollar could impact our income before taxes by approximately $0.4 million. The exchange rate of the U.S. dollar to the NIS has been volatile in the past, decreasing by approximately 8%, 7% and 3% in 2019, 2020 and 2021, respectively. As of December 31, 2021, we had a foreign currency net liability of approximately $6.6 million (which number includes approximately $6.4 million in NIS denominated to the Right of Use liability relates to our offices in Israel), and our total foreign exchange loss was approximately $0.6 million for the year ended December 31, 2021. To assist us in assessing whether or not, and how to, hedge risks associated with fluctuations in currency exchange rates, we have contracted a consulting firm proficient in this area. We may incur losses from unfavorable fluctuations in foreign currency exchange rates.

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

We believe that we were not a PFIC for our 2021 taxable year. However, there can be no assurance that we will not be a PFIC for the current or any future taxable year because our PFIC status is an annual determination that can be made only after the end of the relevant taxable year and will depend on the composition of our income and assets and the value of our assets from time to time (including the value of our goodwill, which may be determined, in large part, by reference to the market price of our ordinary shares, which has been, and may continue to be, volatile). Because the value of our goodwill may be determined by reference to our market capitalization from time to time, and because we hold and may continue to hold significant amounts of cash and cash equivalents, our risk of being or becoming a PFIC for any taxable year will increase if our market capitalization declines.

If we are a PFIC for any taxable year during which a U.S. investor owns our ordinary shares, the U.S. investor could be subject to adverse U.S. federal income tax consequences. See “Taxation – U.S. Federal Income Tax Considerations – Passive Foreign Investment Company Rules.”

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

Risks Related to Our Technological Environment

Our business and financial performance may be materially adversely affected by information technology issues, data breaches, cyber-attacks and other similar incidents, insufficient cyber security and other business disruptions.

Our business is constantly challenged and may be impacted by information technology issues, data breaches, cyber-attacks and other similar incidents, and other business disruptions experienced by us or our service providers. Data breaches, cyber-attacks and other similar incidents, in particular, are a growing and evolving risk, and often are difficult or impossible to detect for long periods of time or to successfully defend against. Such attacks may include, but are not limited to, malicious software, computer viruses, ransomware attacks, denial-of-service attacks, social engineering, phishing attacks, worms, insider threats, human error or malfeasance, attempts to gain unauthorized access to data, and other electronic security breaches that could lead to disruptions in systems, unauthorized release of confidential or otherwise protected information, including personal data, corruption of data and overloading our servers and systems with communications and data. Data breaches, cyber-attacks and other similar incidents are increasing in frequency, levels of persistence, sophistication and intensity, are evolving in nature, and are conducted by organized groups and individuals with a wide range of motives and expertise, including organized criminal groups, “hacktivists,” terrorists, nation states, nation state-supported actors, and others. Unidentified groups have hacked numerous internet websites and servers, including our own, for various reasons, political, commercial and other. Any such incident, or any failure to make adequate or timely disclosures to the public, regulators, or law enforcement agencies following any such incident, could subject us or our service providers to substantial system downtimes, operational delays, other detrimental impacts on our operations or ability to provide products and services to our customers, the compromising of confidential or otherwise protected information, including personal data, the destruction or corruption of data, other manipulation or improper use of our systems and networks, violations of applicable privacy, data collection and protection and cybersecurity laws and regulations or notification obligations, legal claims, regulatory scrutiny or enforcement actions, financial losses from remedial actions, loss of business or potential liability, and/or damage to our reputation, any of which could have a material adverse effect on our cash flows, competitive position, financial condition and results of operations. Although these attacks have caused certain difficulties, they have not had, to date, a material adverse effect on our business, financial condition or results of operations. However, given the unpredictability of the timing, nature and scope of such incidents, and because techniques used to obtain unauthorized access or sabotage systems change frequently and generally are not identified until they are launched against a target, there can be no assurance that such attacks can be prevented or that any such incidents will not have a material adverse effect on us in the future. We may not be able to anticipate data breaches, cyber-attacks or other similar incidents, detect or react to such incidents in a timely manner, implement effective preventive measures against such incidents, or adequately remediate any such incident. As cybersecurity threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate or remediate any information security vulnerabilities, data breaches, cyber-attacks or other similar incidents.

While we generally perform cybersecurity diligence on our key service providers, because we do not control our service providers and our ability to monitor their cybersecurity is limited, we cannot ensure the cybersecurity measures they take will be sufficient to protect any information we share with them. Due to applicable laws and regulations or contractual obligations, we may be held responsible for data breaches, cyber-attacks or other similar incidents attributed to our service providers as they relate to the information we share with them. In addition, if we suffer a highly publicized data breach, cyber-attack or other similar incident, even if our platforms and solutions perform effectively, such an incident could have an adverse effect and cause us to suffer reputational harm, lose existing commercial relationships and customers or deter existing customers from purchasing additional solutions and prevent new customers from purchasing our solutions.

We cannot ensure that any limitations of liability provisions in our agreements with customers, service providers and other third parties with which we do business would be enforceable or adequate or would otherwise protect us from any liabilities or damages with respect to any particular claim in connection with a data breach, cyber-attack or other similar incident. Additionally, we cannot be certain that our insurance coverage will be adequate for cybersecurity liabilities actually incurred, that insurance will continue to be available to us on economically reasonable terms, or at all, or that our insurer will not deny coverage as to any future claim.

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

Our products operate in a variety of computer and device configurations and could contain undetected errors or defects that could result in product failures, lost revenue and loss of market share.

Our software and advertising products may contain undetected errors, failures or defects, especially when the products are first introduced or when new versions are released. Our customers’ computer and other device environments are often characterized by a wide variety of standard and non-standard configurations that make pre-release testing for programming or compatibility errors very difficult and time-consuming. As a result, there could be errors or failures in our products. In addition, despite testing by us and beta testing by some of our users, errors, failures or bugs may not be found in new products or releases until after commencement of commercial sales and distribution. In the past, we have discovered software errors, failures and defects in certain of our product offerings after their full introduction and have experienced delayed or lost revenue during the period required to correct these errors.

Errors, failures or defects in products released by us could result in negative publicity, product returns, make-goods, refunds, loss of or delay in market acceptance of our products, loss of competitive position or claims by customers. Alleviating any of these problems could require significant expense and resources and could cause interruptions to our products.

We depend on third party internet, telecommunication and hosting providers to operate our platforms, websites and services. Temporary failure of these services, including catastrophic or technological interruptions, would materially reduce our revenue and damage our reputation, and securing alternate sources for these services could significantly increase our expenses and be difficult to obtain.

Our third-party internet, hosting and telecommunication providers may experience disruptions, which would reduce our revenue and increase our costs. We own servers located in Israel, Europe and the United States and we also rent the services of approximately 1,000 servers located around the world, mainly through Amazon Web Services. Our servers include mainly web servers, application servers, data collection servers, data storage servers, data processing servers, mail servers and database servers. While we believe that there are many alternative providers of hosting and other communication services available to us, the costs associated with any transition to a new service provider could be substantial. Furthermore, although we maintain back-up systems for most aspects of our operations, we could still experience deterioration in performance or interruption in our systems, delays, and loss of critical data and registered users and revenue, in addition, the services of such providers could be vulnerable to damage or interruption from earthquakes, hurricanes, floods, fires, cybersecurity attacks, terrorist attacks, power losses, telecommunications failures and similar events. The occurrence of a natural disaster or an act of terrorism, a decision to close such providers facilities without adequate notice, or other unanticipated problems could result in lengthy interruptions to our services. The facilities of such providers also could be subject to break-ins, computer viruses, sabotage, intentional acts of vandalism and other misconduct.

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

Users typically install new software and update their existing software as new or updated software is introduced online by third-party developers. In addition, when a user purchases a new computing device or installs a new internet browser, it generally uses the internet search services that are typically pre-installed on the new device or internet browser. Our products are distributed online and are usually not pre-installed on computing devices. Further, as many software vendors that distribute their solutions online also offer search services alongside their primary software product, users often replace our search services with those provided by these vendors in the course of installing new software or updating existing software. After users have installed search solutions offered by us, any event that results in a significant number of our users changing or upgrading their internet browsers could result in the failure to generate the revenue that we anticipate from our users and result in a decline in our user base. Should we not be able to timely respond to such changes or in the event that the search solutions offered by vendors would offer better user experience than the one offered by us, this could have an adverse effect on our business, financial condition and our results of operations. Finally, although we constantly monitor the compatibility of our internet search services and related solutions with such new versions and upgrades, we may not be able to make the required adjustments to ensure constant availability and compatibility of such solutions.

Risks Related to Regulatory Changes

Regulatory, legislative, or self-regulatory developments relating to e-commerce, internet advertising, privacy and data collection and protection, and uncertainties regarding the application or interpretation of existing laws and regulations, could harm our business and subject us to significant legal liability for non-compliance.

Our business is conducted through the internet and therefore, among other things, we are subject to the laws and regulations that apply to e-commerce and online businesses around the world. These laws and regulations are becoming more prevalent in the United States, Europe, Israel, Canada and elsewhere and may impede the growth of the internet and consequently our services. These regulations and laws may cover privacy, data collection and protection, location of data storage and processing, cybersecurity, e-commerce, content, use of “cookies,” access changes, “net neutrality,” pricing, advertising, distribution of “spam,” copyright and other intellectual property, libel, marketing, distribution of products, protection of minors, consumer protection, taxation and online payment services.

Many areas of the law affecting the internet remain largely unsettled, even in areas where there has been some legislative action.

For example, we collect, use, maintain and otherwise process certain data about our customers (including, without limitation, customers’ clients or users), partners, employees, consultants, leads and consumers. Our ability to collect, use, maintain or otherwise process personal data has been, and could be further, restricted by existing and new laws and regulations relating to privacy and data collection and protection, including the EU General Data Protection Regulation (the “GDPR”). These laws and regulations define personal data to include location data and online identifiers, which are commonly used and collected parameters in digital advertising and, among other things, impose stringent user consent requirements and permit data subjects to request we discontinue using certain data. In addition, some countries are considering or have enacted legislation requiring local storage and processing of data that could increase the cost and complexity of delivering our services.

Additionally, the uncertainty created by these laws and regulations can be compounded when services hosted in one jurisdiction are directed at users in another jurisdiction. For instance, European data protection rules may apply to companies which are not established in the European Union (“EU”). The GDPR has an even wider territorial scope and contains significant penalties for non-compliance. The GDPR, among other things, imposes requirements to provide detailed and transparent disclosures about how personal data is collected and processed, grants rights for data subjects to access, delete or object to the processing of their personal data, provides for a mandatory breach notification to supervisory authorities (and in certain cases, affected individuals) of certain data breaches, sets limitations on the retention of personal data and outlines significant documentary requirements to demonstrate compliance through policies, procedures, training and audits. To further complicate matters in Europe, to date, supervisory authorities in the member states have some flexibility when implementing European Directives and certain aspects of the GDPR, which can lead to diverging national rules. European supervisory authorities have been very active in terms of enforcing data protection rules, including with respect to cookie-related matters.

The withdrawal of the United Kingdom (“U.K.”) from the EU (“Brexit”) also has created uncertainty with regard to the regulation of data protection in the United Kingdom. Since January 1 2021, when the transitional period following Brexit expired, we have been required to comply with the GDPR as well as the U.K.’s General Data Protection Regulation (“U.K. GDPR”) (combining the GDPR and the UK’s Data Protection Act of 2018), which exposes us to two parallel regimes, each of which authorizes similar fines and may subject us to increased compliance risk based on differing, and potentially inconsistent or conflicting, interpretation and enforcement by regulators and authorities (particularly, if the laws are amended in the future in divergent ways). With respect to transfers of personal data from the European Economic Area (“EEA”), on June 28, 2021, the European Commission issued an adequacy decision in respect of the U.K.’s data protection framework, enabling data transfers from EU member states to the U.K. to continue without requiring organizations to put in place contractual or other measures in order to lawfully transfer personal data between the territories. While it is intended to last for at least four years, the European Commission may unilaterally revoke the adequacy decision at any point, and if this occurs, it could lead to additional costs and increase our overall risk exposure. Additionally, the European Commission is currently re-examining its Decision 2011/61/EU regarding the adequacy of Israeli law, in light of the GDPR and developments in Israeli privacy legislation, which could result in revoking Israel’s adequacy status for purposes of transfers of personal data from the EEA to Israel. The outcome of this examination may also affect the U.K.’s approach on the adequacy of Israeli law with respect to the U.K. GDPR, which could require us to further review and amend the lawful mechanisms by which we make and/or receive personal data transfers from the U.K. It is unclear how U.K. data protection laws or regulations will develop in the medium to longer term.

Additionally, recent legal developments in Europe have created complexity and uncertainty regarding transfers of personal data from the EEA to the United States. Most recently, on July 16, 2020, in a case known as Schrems II, the Court of Justice of the European Union (“CJEU”) invalidated the EU-US Privacy Shield Framework (“Privacy Shield”), under which personal data could be transferred from the EEA to U.S. entities which had self-certified under the Privacy Shield scheme. While the CJEU upheld the adequacy of the standard contractual clauses (a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism, and potential alternative to the Privacy Shield) (“SCCs”), it made clear that reliance on SCCs alone may not necessarily be sufficient in all circumstances. The CJEU's decision also cast doubt over the effectiveness of the SCCs. The European Data Protection Board, which subsequently issued a revised set of SCCs for organizations to utilize, released their comments on the supplementary measures that can be used to ensure a sufficient level of data protection when transferring personal data. The comments indicated that organizations need to perform a data transfer impact assessment to evaluate the legal regime applicable in the destination country, in particular applicable surveillance laws and rights of individuals, and that additional measures and/or contractual provisions may need to be put in place. However, the nature of these additional measures is currently uncertain. Comparable risks and considerations apply with respect to transfers of personal data from the U.K. to the United States.

Similarly, there have been laws and regulations adopted throughout the United States and in Israel that impose new obligations in areas such as privacy, in particular protection of personal information and implementing adequate cybersecurity measures to protect such information. In the United States, both federal and state legislation also govern the collection, use and other processing of personal data, and the advertising industry has been subject to review by the Federal Trade Commission (the “FTC”), U.S. Congress, and individual states. For example, the California Consumer Privacy Act (“CCPA”), provides data privacy rights for California residents and operational requirements for covered companies. Among other things, companies covered by the CCPA must provide new disclosures to California residents and afford such residents the ability to opt-out of certain sales of personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. In addition to the CCPA, the California Privacy Rights Act (“CPRA”), which passed in November 2020 and will take effect in January 2023, will expand the rights granted under the CCPA and impose additional notice and opt out-obligations, including an obligation to provide California residents with the ability to opt-out to the processing of personal information for purposes of behavioral advertising. Additional U.S. states have implemented, or are in the process of implementing, similar new laws or regulation (for example, the Virginia Consumer Data Protection Act (“VCDPA”) that will go into effect on January 1, 2023 and the Colorado Privacy Act (“CPA”) which will go into effect on July 1, 2023) that impose new privacy rights and obligations. Further, laws in all 50 states require businesses to provide notice to consumers whose personal information has been disclosed as a result of a data breach. More generally, some observers have noted that the CCPA, CPRA, VCDPA, and CPA could mark the beginning of a trend toward more stringent United States federal privacy legislation, which could increase our potential liability and adversely affect our business.

The CCPA, and eventually the CPRA, VCDPA, CPA, and other legal and regulatory changes, are making it easier for certain individuals to opt-out of having their personal data processed and disclosed to third parties through various opt-out mechanisms, which could result in an increase to our operational costs to ensure compliance with such legal and regulatory changes. In recent years, there has also been an increase in attention to and regulation of privacy and data collection and protection across the globe, including in the United States with the increasingly active approach of the FTC to enforcing data privacy under the Section 5 of the FTC Act pursuant to the “Unfair and Deceptive Acts and Practices” framework. Similar to the GDPR, the CCPA, and eventually the CPRA, VCDPA, CPA, and other legal and regulatory changes, will require us to devote resources and incur additional costs associated with compliance, as well as impose additional restrictions on our and our partners’ operations.

In addition, failure to comply with the Israeli Privacy Protection Law 1981 and its regulations, as well as the guidelines of the Israeli Privacy Protection Authority, may expose us to administrative fines, civil claims (including class actions) and, in certain cases, criminal liability. Current pending legislation may result in a change to the current enforcement measures and sanctions. There have also been privacy bills enacted in other countries around the world, such as Brazil, which have introduced new or expanded privacy requirements and we expect that privacy legislation will continue to evolve in the coming years. Therefore, it is difficult to determine whether and how such existing and laws and regulations will apply to and impact the internet and our business.

Further, any failure or perceived failure to comply with our public privacy policies and other public statements about privacy and cybersecurity could potentially subject us to regulatory investigations, enforcement or legal actions, and harm to our reputation and, if such policies or statements are found to be deceptive, unfair or misrepresentative of our actual practices, fines, monetary or other penalties, and other damage to our business and results and results of operations.

Although we strive to comply with applicable laws and regulations the evolving global standards regarding privacy and to inform our customers of our business practices prior to any installations of our product and use of our services, it is possible that these laws may be interpreted and applied in a manner that is inconsistent with our data collection, use, preservation and other processing practices or that it may be argued that our practices do not comply with certain countries’ privacy and data collection and protection laws and regulations. Due to rapid changes in technology and the inconsistent interpretations of privacy and data collection and protection laws and regulations, we may be required to materially change the way we do business. The challenges imposed by the ongoing need to remain compliant with such laws and regulations, as well the need to implement any changes required based on newly introduced laws and regulations, may slow our growth, and if we are not able to cope with these challenges as effectively as other companies, we will be competitively disadvantaged. Any limitation on our ability to collect and utilize data, including personal data, would make it more difficult for us to be able to optimize ad placement for the benefit of our advertisers and publishers, which could render our solutions less valuable and potentially result in loss of clients and a decline in revenue. For example, we may need to adapt our advertising solution to a “cookie-less” environment and introduce alternative solutions which may not provide the targeting capabilities provided by cookies. In addition, we may be required to implement physical, administrative and technological security measures that differ from those we have now, such as different data access controls or encryption technology. Further, we use cloud-based computing, which is not without substantial risk, particularly at a time when businesses of almost every kind are finding themselves subject to an ever-expanding range of privacy, data collection and processing and cybersecurity laws and regulations, document retention requirements, and other standards of accountability. Compliance with such existing and new laws and regulations can be costly and can delay, or impede the development of new products, any and failure or perceived failure to comply with such laws and regulations could result in negative publicity, increase our operating costs, require significant management time and attention and subject us to inquiries or investigations, litigation (including class actions), claims, or other remedies, including penalties, fines, sanctions and criminal and civil liabilities, or demands or orders that we modify or cease existing business practices, each of which could materially affect our operating results and our business. Moreover, concerns about our collection, use, sharing, handling and other processing of data or other privacy related matters, even if unfounded, could harm our reputation and operating results. For more information regarding government regulations to which we are subject, see Item 4.B. “Business Overview— Government Regulation.”

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

For example, in February 2021, the State of Maryland’s House of Delegates and Senate approved legislation to tax digital advertising revenue. Similar bills have been introduced in several other states.

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

If it appears necessary or desirable, we may seek to obtain licenses to use intellectual property rights that we are allegedly infringing, may infringe or desire to use. Although holders of these types of intellectual property rights often offer these licenses, we cannot assure you that licenses will be offered or that the terms of any offered licenses will be acceptable to us. Our failure to obtain a license for key intellectual property rights such as these from a third party for technology or content, sound, or graphic used by us could cause us to incur substantial liabilities and to suspend the development and sale of our products. Alternatively, we could be required to expend significant resources to re-design our products or develop non-infringing technology. If we are unable to re-design our products or develop non-infringing technology, our revenue could decrease and we may not be able to execute our business strategy.

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

As a result of the use of open source software, we could be subject to suits by parties claiming ownership of what they believe to be their proprietary code or we may incur expenses in defending claims alleging non-compliance with certain open source code license terms. In addition, third party licensors do not provide intellectual property protection with respect to the open source components of their products, and we may be unable to be indemnified by such third-party licensors in the event that we or our customers are held liable in respect of the open source software contained in such third party software. If we are not successful in defending against any such claims that may arise, we may be subject to injunctions and/or monetary damages or be required to remove the open source code from our products. Such events could disrupt our operations and the sales of our products, which would negatively impact our revenue and cash flow.

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

Our revenue have been concentrated within the North American market, accounting for approximately 89% of our revenue for 2021. A significant reduction in the revenue generated in such market, whether as a result of a recession that causes a reduction in advertising expenditures generally or otherwise, which causes a decrease in our North American revenue, could have a material adverse effect on our results of operations.

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

A large portion of our operations are performed from outside the United States. In addition, we derive and expect to continue to derive a portion of our revenue from users outside the United States. Our international operations and sales are subject to a number of inherent risks, including risks with respect to:

•	potential loss of proprietary information due to piracy, misappropriation or laws that may be less protective of our intellectual property rights than those of the United States;

•	costs and delays associated with translating and supporting our products in multiple languages;

•	foreign exchange rate fluctuations and economic instability, such as higher interest rates and inflation, which could make our products more expensive in those countries;

•	costs of compliance with a variety of laws and regulations;

•	restrictive governmental actions such as trade restrictions and potential trade wars;

•	limitations on the transfer and repatriation of funds and foreign currency exchange restrictions;

•	compliance with different consumer, privacy and data collection and protection laws and regulations, and restrictions on pricing or discounts;

•	lower levels of adoption or use of the internet and other technologies vital to our business and the lack of appropriate infrastructure to support widespread internet usage;

•	lower levels of consumer spending on a per capita basis and fewer opportunities for growth in certain foreign market segments compared to the United States;

•	lower levels of credit card usage and increased payment risk;

•	changes in domestic and international tax regulations; and

•	geopolitical events, including war and terrorism.

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

We are exposed to the risk of natural disasters, political events, war, terrorism and pandemics, each of which could disrupt our business and adversely affect our results of operations.

Events beyond our control could have an adverse effect on our business, financial condition, results of operations and cash flows. Disruption to our business resulting from natural disasters, political events, war, terrorism, pandemics or other reasons could impair our ability to continue to provide uninterrupted service to our advertisers and partners. For example, tensions between Russia and Ukraine, recently resulting in Russia’s invasion of Ukraine, and the possibility of retaliatory measures taken by the U.S. and NATO have created global security concerns that could have a lasting adverse impact on regional and global economies, and in turn, may lead to reduced spending on advertising and adversely affect our results of operations. Similarly, disruptions in the operations of our key third-parties, such as data centers, servers or other technology providers, could have a material adverse effect on our business.

While we have disaster recovery arrangements in place, they have not been tested under actual disasters or similar events and may not effectively permit us to continue to provide our services. If any of these events were to occur to our business, our business, results of operations, or financial condition could be adversely affected.

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

In the recent years, we completed several acquisitions, including the acquisition of ClientConnect Ltd. in 2014, the acquisition of Interactive Holding Corp. in 2015, which we refer to, together with its subsidiaries, as “Undertone”, the acquisition of Septa Communications LLC, also known as “Captain Growth”, in March 2019, the acquisition of Content IQ LLC in January 2020, the acquisition of Pub Ocean in July 2020 and the acquisition of Vidazoo in October 2021.

Our SEC filings are available to you on the SEC’s website at http://www.sec.gov. This site contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The information on that website is not part of this annual report on Form 20-F and is not incorporated by reference herein.

Principal Capital Expenditures

In 2019, 2020 and 2021, capital expenditures consisted of $1.2 million, $0.5 million and $0.6 million, respectively, mainly from investments in computer hardware and software.

To date, we have financed our general capital expenditures with cash generated from operations and debt. To the extent we acquire new products and businesses, these acquisitions may be financed by any of, or a combination of, cash generated from operations, or issuances of equity.

B.          BUSINESS OVERVIEW

General

Perion is a global technology innovator in the digital advertising ecosystem, providing brands, agencies and publishers with a holistic ability to identify and reach their most valuable customers – across all channels – with high-impact creative units that are orchestrated by its proprietary Intelligent Hub (iHUB), which, we believe, offers untapped cross-sell opportunities that we are just starting to realize.

Perion’s technology leadership leverages the Company’s scale, operating across the three main pillars of digital advertising: ad search, social media, and display/video/CTV, operate in an addressable market of more than $571 billion in 2022 that is expected to grow to $785 billion in 2025, according to eMarketer.

The advanced technological solutions offered by Perion, which apply to the entire consumer journey and marketing funnel, are poised to benefit from the macro trends in the digital advertising ecosystem, which include:

•	The growth in search driven by the growing shift to ecommerce;

•	The growth in video which is outpacing other forms of digital marketing;

•	The transition from linear TV to Digital TV;

•	The inevitable disappearance of the cookie in an increasing privacy-centric world and the corresponding imperative of first-party data;

•	The need for high-engagement creative in what is called the “Attention Economy.”; and

•	The importance brands provide to advertising creativity vs. standard formats.

 In addition, brands are seeking new solutions that enable them to transcend the dominance of the triopoly—Google, Facebook and Amazon, which now control 86% of digital ad spend in the United States, according to eMarketer—to enable more flexible options that respect their brands, users, and need for monetization.

Another aspect of Perion’s technological solutions, which reflects Perion’s innovative future-forward approach, is Perion’s SORT™ technology. SORT Perion’s alternative to 3rd party cookies is first and foremost a result of our ability to analyze all data signal from our assets to a single central place – intelligent HUB.

SORT - which stands for “Strategic Optimization of Relevant Traits” – is a provisional patent technology that not only eliminates the need for cookies, but is being demonstrated by actual, real-time comparison tests to outperform first-party cookies. This technology is a replacement for third-party cookies, which are currently an essential part of the targeting infrastructure of the digital advertising market, but are under increasing pressure for the manner in which they violate user privacy. SORT is a competitive advantage that positions Perion to capture revenue as brands and advertisers move away from cookies, on the one hand, and other platforms such as Google – who announced the cessation of Cookies late last year, on the other hand.

On top of that, Perion also develops a centralized and intelligent hub, referred to as the iHUB, which connects the supply and demand side assets of Perion and processes billions of signals. This provides five levels of value: operational savings – shared resources; Traffic Acquisition Costs and media buying optimization; increased customer value; market agility and creative firepower, as further described below.

1.	Operational Savings – Shared Resources

The iHUB serves as a central function to all of Perion’s activities, acting as a shared infrastructure resource consisting of an ad-server, as well as a central real-time bidding engine, a smart data layer, and sophisticated reporting. This efficiency eliminates excessive expenses incurred by business units when developing separate infrastructures.

2.	Traffic Acquisition Costs (TAC) Optimization

The iHUB allows our business units to quickly balance and harmonize demand and supply, providing optimum utilization of our owned & operated supply as well as the open web. This enables us to serve direct demand in a closed loop, generating superior efficiency and hence performance.

Further, we offer publishers and advertisers multiple ad products within our offering model. This enables us to capture more share, optimizing the return on our go-to-market efforts.

3.	Increased Customer Value

Our advertisers benefit from both high scale and reach, as well as better matching on a segment basis. This is made possible by our cross-company data layer. This same technology offers customer value to our publishers, delivering more opportunities to monetize their inventory and generate incremental revenue - as we make multiple ad products from different business units available through our unified platform.

The investments we have made in the scale and reach of our iHUB have enabled us to develop our pioneering SORT technology. In fact, third-party research has shown that SORT can outperform cookies. As the industry moves to a post-cookie, privacy-first world, this technology is expected to provide strong competitive differentiation to the Company.

4.	Market Agility and Creative Firepower

The COVID-19 pandemic has highlighted the importance of being able to respond to strategic shifts in advertising dollars allocated between video/CTV, display and search media. Through our diversified solutions portfolio, and our well-known high-impact ad formats, which provide advertising performance and brand engagement across multiple platforms and channels, we believe that Perion is well positioned to capitalize on the inevitable changes in digital advertising spending and quickly respond to the ever changing needs of the digital advertising market.

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

Intelligent High Impact Solutions that Win the War for Attention

Brands and advertisers are in a war for attention, and it is getting more intense. Without delivering impactful creative through the proper channels, brands cannot express a cohesive, creative campaign throughout the purchase funnel, nor can they achieve successful ROI (Return on Investment). Perion’s High Impact Advertising (HIA), which includes rich media and engaging iCTV, is the breakthrough answer to effective creative expression. It breaks through the clutter and ad blindness that conventional ad units cannot overcome, enabling the upper- and mid-funnel brand objectives that all brands and agencies require, turning awareness into performance.

We operationalize our proprietary, creatively-led solutions based on years of user engagement and interactions with different kinds of advertising units. These units are informed by the requirements of our advertisers and our cultural insights. Because our mission is to assure that our HIA creative can be distributed to the right audiences, we have built and grown our curated network of publishers where our HIA are served.

Our superior performance is enabled by our proprietary cookieless targeting solution, Smart Optimization of Responsive Traits (SORT) that allows brands to reach optimal performance by predicting how consumer groups will respond to our HIA, without the limitations in scale of legacy 3rd party cookie-based targeting. Our technology utilizes real-time, cookieless data signals to identify users with shared traits & classify them into addressable SmartGroups.

Perion’s technology is designed to continually balance the right mix of channels – from display to video/CTV – to improve ROAS (Return on Ad Spend). This complete technological moat delivers robustly optimized campaigns that combine creativity, reach, and our proprietary targeting capabilities. This moat also includes Perion’s white-glove service and the turnkey provision of comprehensive, full-funnel solutions to all brands and agencies.

Video Monetization & Revenue Management

Online Video is by far the most growing category in ad spends over the last 5 years. Budgets continue shifting from traditional TV to online video and online TV. Audiences shrink and marketers pour their advertising dollars into digital video.

As budgets continue rising, digital publishers recognize the incremental revenue opportunity entailed in video advertising, but they require the best video technology that can manage their video content delivery, ad serving and optimization. Vidazoo, our video optimization platform, is helping publishers with the best in class video technology and monetization. Through Vidazoo’s proprietary platform, we offer a wide range of video products, through which publishers can deliver a better user experience, increase video content consumption, and explore new monetization opportunities. Vidazoo’s most common tech products that are used by their publishers are: Video player and CMS, AdServer & Yield Management Engine.

In addition, Vidazoo also provides monetization services (Ad Marketplace) that connect more than 25 programmatic advertisers with exclusive high quality and brand safe opportunities for video inventory across 180 publishers worldwide.

Content optimization Solution – Creating Opportunities for Publishers Under Pressure

The nature of today’s digital ecosystem makes audience growth challenging for publishers. This leaves them with fewer levers for growing their audiences and achieving profitable results, in a predictable and an efficient manner.

Perion’s Content Monetization Platform (branded as Wildfire) provides publishers with a strategic path to the future. In the face of declining revenues, Wildefire drives incremental growth with traffic that comes from Facebook, Taboola, Yahoo and others leading sources. Wildfire customers include Entrepreneur, Newsweek and Bonnier.

Wildefire platform uses intent signals to keep users engaged – moment-after-moment – by continually optimizing content, advertising and layout within mini-sites operated by the Wildefire platform. Our machine learning employs AI analysis and deploy tens of thousands of combinations of content and advertising. In addition, the Wildfire capabilities allow us to optimize revenue-per-session as well as refine and inform our decision-making by identifying pockets of profitability and loss.

Search monetization solution - Transforming Search into Revenue

Capturing consumers at the moment of highest intent simply works - so it’s no wonder that brands and publishes are allocating more and more dollars to search advertising.

Perion, through its publisher network, delivered approximately 16.7 million average daily searches in 2021 compared to 13.4 million daily searches in 2020, which represents an increase of 24% Year-over-Year.

Searching is a fundamental digital habit that we expect will continue to grow and hence we are continuously innovating and advancing our solutions to provide more value to our publishers. We deploy advanced AI, neural networks, and machine learning to optimize yield for our publishers and transform search into revenue.

At Perion we are poised to seize this shift, thanks to our longstanding relationship with Microsoft Bing and other leading search and content partners, across 34 countries.

U.S. search advertising market is estimated at $97 billion for 2022 according to eMarketer reports, which represents 40% of US digital ad spending. Microsoft Advertising has been our partner for over a decade, and in late 2020 we extended our partnership for four additional years.

In February 2022 we were named Microsoft Advertising’s 2021 Supply Partner of the Year EMEA. This prestigious award goes to the business that has shown excellence in partnership with Microsoft Advertising across all areas of collaboration. This recognition is based on key partnership results that include engagement, revenue growth, feature adoption in Search and Native, and the scale of joint activities.

According to Statista, as of April 2021, Microsoft BING had 1.08 billion of unique monthly global visitors, delivered 12 billion monthly searches over PC. According to Statista, as of January 2022, Microsoft BING had 7.61% worldwide PC market share. In addition, it generated approximately $8.5 billion in revenue in the 2021 fiscal year.

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

Paragone’s The Cross-Channel Digital Advertising SaaS platform: Maximize Reach, Optimize Revenue, and Improve Efficiency

Paragone allows you to observe, in real time, paid digital advertising activities - across social networks and google - allowing performance marketers to easily identify opportunities for improvement, use AI to predict campaign success, and take action to maximize performance.

Paragone’s, through its Cross-Channel Digital Advertising SaaS platform, transferred approximately $380 million social budget in 2021 compared to $278 million social budget in 2020, which represents an increase of 37% Year-over-Year.

The steady growth of digital advertising has been accelerated by COVID-19 and the boom in e-commerce. This dramatic shift creates the existential challenge of running scaled campaigns across multiple networks and optimizing them for engagement in real-time. This requires the connection of massive amounts of cross-network data.

We collect and centralize previously siloed data enabling agencies and brands to manage cross-platform campaigns. We identify performance bottlenecks, improve productivity, customize metrics, predict results, and test new networks.

Our platform works with all the largest networks: Facebook, Instagram, Messenger, LinkedIn, Snapchat, Pinterest, Twitter, and Google and synthesizes data from attribution vendor including AppsFlyer, At Internet (Microsoft), Adjust, Moat and Google Analytics. The result is improved productivity and improved ROAS.

Industry Overview

Advertising

Our search advertising and display advertising are driven mainly by the integration of AI-based ad-tech, video, display, search, and social ad units - address the majority of digital ad spend.

Based on eMarketer reports, digital advertising spend accounted for approximately 55% of total worldwide media advertising during 2021, reaching $492 billion and expected to increase to $785 billion and approximately 57% of worldwide advertising spend by 2025. In 2021, US display advertising spend, including banners, rich media, video and social, was approximately $119 billion and expected to increase by 57% and reach $186 billion in 2025, according to eMarketer.

We believe the continued growth of digital ad spend will, in part, be driven by the convergence of television advertising and digital mediums, including instream and outstream digital video and CTV. Furthermore, cross-channel technologies such as automatic content recognition (ACR), which allows advertisers to connect brand messaging across television and digital channels, will further enable the convergence of ad spend. Our solution positions us in the sweet spot of these trends by providing a connective technology layer, which tracks the entire consumer journey and marketing funnel.

Advertisers, including major brands, are increasingly allocating media advertising budgets to digital channels and formats. While we work with some advertisers directly, our primary customers are advertising and media agencies, who are engaged by brand advertisers to develop and implement their media plans. We work with both sides of the market to plan, design, deliver, manage, and measure their digital advertising investments. We generally do not enter into long term contracts with our advertising customers, but respond to specific campaign requests, and are compensated based on ad formats, campaign complexity, impressions, and creative requirements.

We address the display advertising market through direct and programmatic media sales as well as managed and self-service advertising campaign management tools. Programmatic customers benefit from increased automation, transparency and resulting efficiency. Clients receive support throughout the campaign cycle, which starts with a consultative sales process to shape the best offering for that customer.

Beyond ad-tech automation, advertisers are also increasingly looking for unique ad formats that are able to tell impactful stories on digital, by utilizing content, rich media, and digital video/CTV. We believe the shift beyond standard banner ad formats is unstoppable. Rich media, including our high-impact ad formats, as well as outstream and instream video accounted for $70 billion of US digital display ad spend in 2021 and is expected to increase by 67%, reaching approximately $117 billion in 2025, according to eMarketer. Digital video, including instream formats such as “pre-roll” and outstream formats such as “inline” represented the vast majority of rich media ad spend in 2021, topping $60 billion, and is expected to reach $105 billion by 2025, representing an increase of 75%, according to eMarketer. US Connected TV accounted for $10 billion, and is expected to reach $19 billion by 2023, representing an increase of 90%, according to eMarketer.

Social networks are expected to continue to be a major platform for digital advertising, and with a lot of innovation in the sector, advertisers will look for emerging platforms to reach existing and new audiences. According to eMarketer, in 2021, social networks accounted for $62 billion representing 29% of the US digital ad spending, which is expected to increase by 32% and reach $82 billion of US digital ad spending by 2023, which would represent 30% of the US digital ad spending.

Users are devoting more and more time to social networks, estimated to reach approximately 71 minutes per day on social networks in 2022 in the US, representing 15% of time spent on digital media in 2022. Furthermore, emerging and new social networks, such as Instagram, Snapchat and TikTok, are further expanding social networks’ audiences and demographic reach.

It is estimated that 91% of digital display ads will be transacted through programmatic channels by 2023, including programmatic direct and real time bidding (RTB) campaigns, according to eMarketer. Driven by this trend, we invested and continue to make significant investments in AI-based technologies, which optimize both the price and performance of our digital advertising campaigns, including our acquisition of Captain Growth, which automates campaign performance with the capability of testing multiple ads and campaigns in real time.

In light of regulatory developments, including GDPR and CCPA, as well as existing and planned limitations to be enacted by major web browser publishers, including Google (who announced, in March 2021 the phase-out the support for third-party cookies in Chrome), Apple, and Mozilla, we expect advertisers to increasingly seek alternatives to third-party “cookie”-based targeting. We are focusing investments and R&D on opportunities in alternative targeting technologies.

Search

In 2021, US search advertising spend reached $86 billion and is expected to increase by 42% reaching $122 billion in 2025, representing 41% of US digital ad spending, according to eMarketer.

Search is the most intent-based form of advertising, as advertisements are served in direct response to the search queries, resulting in relevant advertisements yielding significant revenue to the search engine companies. Our search-related products address the market by engaging with premium search providers like Microsoft, and offer end users the ability to search the internet via easily embedded search functionality in different search assets.

The search engine market is highly competitive as providers such as Google, Microsoft, Verizon Media and other smaller players, seek to gain more market share. We believe such competition will increase the utilization of our search solution, which enables search providers to increase their market share.

The factors that drive the ability of our search engine partners to increase their revenue per search, include the availability of search advertising inventory relative to demand, as well as internal pricing dynamics. As the search market continues to grow and we continue to expand our search solution, the revenue earned by us and our partners is expected to grow as well. An example of such is the launch of our click-to-buy functionality – within user search activity – positions the Company for future growth and revenue.

Growth Strategy

High level Growth Plan

Our strategy is to grow our business by offering innovative and diversified advertising, search, awareness and performance solutions to the world’s leading brands, agencies and publishers. These solutions, driven by advanced technology, will make each component of the funnel – awareness, consideration, intent and purchase – operate more effectively.

We will achieve this by offering compelling data-driven, digital advertising solutions and search monetization through holistic customer experiences and innovative platforms that cover the three main pillars of digital advertising - ad search, social media and display / video / CTV.

Growth through Innovation

Innovation, driven by the introduction of new technologies, tools, services and offerings, will address one of our key priorities, which is to make our revenue models more predictable, sustainable and resilient. We are expanding our product portfolio to provide added value to our clients without adding silos and overhead, while always maintaining efficiency across our different business units. The investments we have made in the scale and reach of our business have enabled us to develop a pioneering technology called SORT – Smart Optimization of Relevant Traits – which enables advertisers to identify consumers most likely to respond to their message without resorting to cookies. In fact, third-party research has shown that SORT can outperform cookies. As the industry moves to a post-cookie, privacy-first world, this technology is expected to provide strong competitive differentiation to the Company.

To accelerate this process, we completed several acquisitions, including the most recent acquisitions of Septa Communication LLC in March 2019 (known as “Captain Growth”), the acquisition of Content IQ LLC in January 2020, the acquisition of Pub Ocean in July 2020 and the acquisition of Vidazoo in October 2021, to allow us to expand our capabilities and maximize our existing businesses.

Growth through Connected Devices

Our advertising offering targets brands that are focused on their relationship with consumers. They recognize that their reputation and ability to compete are determined by meaningful connections that are sequentially delivered by relevant, high-quality creative and advertising contexts, across all platforms, including video, CTV and iCTV, in brand-safe environments.

Our growth strategy also contemplates the migration to 5G networks and the growing access to high-speed internet. Streaming of video content that takes advantage of faster delivery, as well as the growth of CTV and internet-connected devices, is something we are investing in so we will be able to take advantage of upgraded user experiences.

We also intend to continue to invest in technology, partnerships and sales that offer our advertising clients enhanced features and functionalities to reach their consumers, including through using analytic tools such as ACR (Automated Content Recognition) TV viewership data.

Growth Through iHUB

Our iHUB, connects the supply and demand side assets and processes billions of signals. Our advertisers benefit from both high scale and reach, as well as better matching on a segment basis. This is made possible by our cross-company data layer. This same technology offers customer value to our publishers, delivering more opportunities to monetize their inventory and generate incremental revenue - as we make multiple ad products from different business units available through our unified platform.

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

In addition to strategically diversifying our revenue sources and extending our products suite and partners, we are embedding our search functionality in our new products, thus increasing our monetization potential.

Technology

The Design principles of our technologies and research and development efforts consist of the following elements:

•	Supply and publisher integration;
•	Innovative Creative;
•	Demand generation;
•	Data and Analytics;
•	AI and optimization; and
•	Executional channels.

Advertising Solutions

The technology backbone behind our advertising solutions is designed to connect brands with consumers via meaningful digital interactions and experiences. This is done through 8 key components:

1.	Supply Management Platform;
2.	Demand Management Platform;
3.	Analytics Platform;
4.	Creative Platform;
5.	AI Platform;
6.	Actionable Performance Monitoring;
7.	Online video player; and
8.	Content monetization system.

Supply Management Platform

The Supply management platform operationalizes relationships with our publishers by treating every impression in an optimal manner. According to the business requirements and monetary expectations that derive from which ads are allowed, what prices are expected, and what is the allowable frequency. All components in our supply management platform are based on proprietary technology and are based on our specific needs and use cases.

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

Analytics Platform

Our Analytics platform provides information and performance insights on the results of campaign investment and other campaign metrics - demonstrating the value of our solutions for our customers. This is a flexible system that reports all the required data based on the delivery of reach and impressions, budget invested engagement metrics, etc. The analytics platform supports our data driven culture – providing business stakeholders full visibility of KPI’s on key processes while facilitating data and reporting in a self-service manner, with pre-build dashboards and reports.

Creative Platform

The creative platform is a key component of our solution and allows us to innovate quickly on end user experiences. Our full-blown rich media platform leverages our proprietary ad units, and is tailored to the needs of our advertisers, providing them with a comprehensive solution to create compelling, engaging, dynamic, cross-platform and high-impact advertisements.

AI Platform

Our AI platform uses machine learning to bring deep intelligence to the various phases of campaigns: planning, activation and reporting which utilize models built on top of our data platforms. Based on campaign-to-campaign learnings and heuristics, the platform generates better performance for our customers and improved efficiency by providing rules-based and budget optimizations.

Actionable Performance Monitoring

The Actionable Performance Monitoring platform supports the various phases of campaign management across different channels. The platform manages each of the planning, execution, optimization and measurement phases and simplifies the complexity of cross channel advertising for brands and agencies while optimizing performance through AI in one unified, actionable holistic and intuitive dashboard.

Online video player (OVP)

A proprietary online video player and integrated ad server, which allows publishers and brands to upload, manage and stream video content. Vidazoo’s OVP is certified with the major advertising platforms and compatible with all devices and video formats. The Vidazoo OVP is integrated with a proprietary ad server, ensuring a consistent user experience by reducing latency and errors, adding to its inherent power and efficiency.

Content Monetization System

The content monetization system provides publishers the tools to maximize ad revenues from reader sessions. The system integrates ads within the content layouts, at the page level, maintaining a user-friendly experience while driving monetization from a variety of programmatic sources. This system is powered by a highly customized header bidding technology which controls ad delivery with optimal view ability measures.

Search Solution

The technology of our search solution is composed of the following systems:

1.	Publishers management system;
2.	Search demand management system;
3.	Monetization products; and
4.	AI system.

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

Products Under Development

Innovation is a core driver of our culture and operations and essential for our growth. Hence we invest substantial resources in research and development to develop new solutions, offerings, applications and services, improve our core technologies and enhance our technology facilities and infrastructure and capabilities. Our research and development activities are primarily conducted internally in Israel and Europe, focusing on the development of new services, platforms and SaaS based solutions that will offer our customers (i) standout brand experience (ii) effective distribution tools, (iii) increased monetization capabilities through content features and applications, and (iv) enhanced optimization via powerful and reliable data analytics driven by AI. Additionally, we focus our research and development efforts on developing new products and improving existing products through software updates and upgraded features. Our research and development department is divided into groups based on scientific disciplines and types of applications and products.

Breakdown of Revenues

Our search monetization solutions, advertising and other, are distributed and sold throughout the world (mainly in North America and Europe). The following table shows the revenues, presented in our statement of operations, generated by territory in the years ended December 31, 2019, 2020 and 2021.

	2019		2020		2021
	Search Advertising Revenues	Display Advertising Revenues	Search Advertising Revenues	Display Advertising Revenues	Search Advertising Revenues	Display Advertising Revenues
North America (Mainly U.S.)	67%	91%	73%	95%	80%	95%
Europe	25%	9%	24%	5%	18%	4%
Other	8%	0%	3%	0%	2%	1%
Total	100%	100%	100%	100%	100%	100%

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

Recent Acquisitions

Acquisition of Vidazoo

On October 4, 2021, we entered into and consummated a Share Purchase Agreement, for the acquisition of all the shares of Vidazoo, an Israeli privately held company founded in 2014. Vidazoo is a leading video technology company that enables both advertisers and publishers to deliver high impact content and advertising to consumers. The acquisition was made for a total consideration of $93.5 million, consisting of $35.0 million in cash upon closing with an additional maximum of $58.5 million structured as a performance earn-out, if certain EBITDA-based targets are achieved.

Acquisition of Content IQ

On January 14, 2020, we entered into and consummated a Membership Interest Purchase Agreement, or MIPA, with Asaf Katzir and Ziv Yirmiyahu, or the Sellers, Content IQ and Perion for the acquisition of all the shares of Content IQ, a privately held company founded in 2014, based in New York City with offices in Tel Aviv. Content IQ has created data algorithm and analytics tools that deconstruct content, revenue and distribution to solve digital publishing challenges. The acquisition was made for a total consideration of $73.05 million, of which $15 million in cash was paid upon closing, with an additional maximum $11 million will be paid as a retention incentive. As part of the total consideration, there is a maximum of $47.05 million in earn-outs over a period of two years. The earn-outs are tied to revenue and EBITDA-based metrics that would be paid in full if Content IQ generates $158 million in revenue and more than $17 million of EBITDA in aggregate, over the next two years. The agreement also contains customary representations, warranties, covenants and indemnification provisions.

On July 22, 2020, in connection with the acquisition of Pub Ocean, we amended the MIPA. Under the terms of the amended MIPA, it was agreed with the Sellers, that (i) revenue and EBITDA of Pub Ocean will be attributed towards Sellers’ revenue and EBITDA targets under the MIPA with Perion; and (ii) Sellers will bear 40% of the cost of milestone payments that are ultimately payable to Pub Ocean under the Asset Purchase Agreement (as defined below), which will be paid solely by deductions from their own earn-out payments and certain escrowed amounts.

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

•	Content IQ LLC, our wholly-owned New York subsidiary, was acquired in January 2020, owns all of the membership interest of BT Media LLC, a Nevada limited liability company.

•	Pub Ocean Media UK Limited, our wholly-owned England and Wales subsidiary, was incorporated in July 2020.

•	Make Me Reach SAS, dba Paragone, our wholly owned French subsidiary, was acquired in February 2015.

•	Portilev Ltd., our wholly-owned Israeli subsidiary, incorporated on September 22, 2019 and was merged into the Company on October 25, 2021.

•	Vidazoo Ltd., our wholly-owned Israeli subsidiary, was acquired on October 4, 2021.

D.           PROPERTY, PLANTS AND EQUIPMENT

Our headquarters are located in Holon, Israel. As of December 31, 2021, we lease approximately 36,113 square feet, excluding office space which we currently sublease. The lease expires in 2025, with an option to extend for two additional two-year periods at its sole discretion and upon 180-day prior written notice. Annual net cost is approximately $0.8 million.

As of December 31, 2021, we lease office spaces in various locations in the United States, excluding office spaces we currently sublease. Our primary locations, and their principal terms, are as follows:

	Square feet (net)	Annual Rent for 2021 in US$ in thousands (net)	Lease expires on (not including options)
New York, New York	25,550	$1,737	2026
Chicago, Illinois	3,984	$89	2023

Undertone’s offices are located at the World Trade Center (WTC) New York and Chicago, pursuant to a lease agreement that expires in May 2026 and September 2023, respectively. Under the lease agreement, we are entitled to terminate the lease of our offices in New York in 2024, at our sole discretion.

ITEM 4A.          UNRESOLVED STAFF COMMENTS

None.

ITEM 5.           OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated Financial Statements. In addition to historical financial information, the following discussion and analysis contains forward looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, including, without limitation, statements regarding the Company’s expectations, beliefs, intentions, or future strategies that are signified by the words “expects,” “anticipates,” “intends,” “believes,” or similar language. These forward looking statements involve risks, uncertainties and assumptions. Our actual results and timing of selected events may differ materially from those anticipated in these forward looking statements as a result of many factors, including those discussed under Item 3.D. “Risk Factors” and elsewhere in this annual report.

Certain information called for by this Item 5, including a discussion of the year ended December 31, 2020 compared to the year ended December 31, 2019 has been reported previously in our annual report on March 25, 2021 under Item 5 “Operating and Financial Review and Prospects”.

A.           OPERATING RESULTS

General

Perion is a global technology company that delivers holistic strategic business solutions that enable brands and advertisers to efficiently “Capture and Convince” users across multiple platforms and channels, including interactive connected television – or iCTV. Perion achieves this through its Synchronized Digital Branding capabilities, which are focused on high impact creative; content monetization; its branded search network, in partnership with Microsoft Bing; and social media management that orchestrates and optimizes paid advertising. This diversification positions Perion for growth as budgets shift across categories.

Our headquarters and primary research and development facilities are located in Israel and Kiev, we have our primary sales office in the United States and several other offices located in Europe.

The following describes the nature of our principal items of income and expense:

Revenue

We generate our revenue primarily from two major sources: (i) Display Advertising; and (ii) Search Advertising. The following table shows our revenue by category (in thousands of U.S. dollars):

	Year Ended December 31,
	2020	2021
Display Advertising	$148,698	$265,323
Search Advertising	179,365	213,175
Total Revenue	$328,063	$478,498

In 2021, revenue increased by 46% compared to 2020, primarily due to 78% growth in Display Advertising resulting from growth in video and CTV. Search Advertising revenue increased by 19% as a result of higher numbers of daily monetizable searches that were delivered to Microsoft Bing and others as well as increased numbers of publishers.

Cost of Revenue

Cost of revenue consists primarily of salaries and related expenses, license fees and payments for content and server maintenance. Cost of revenue were $22.5 million or 7% of revenue in 2020 and $25.2 million or 5% of revenue in 2021. The decrease as a percentage of revenue results from our efforts to enhance process automation, the iHUB that acts as a shared infrastructure resource and offshoring our operations.

The number of employees included in cost of revenue as of December 31, 2020 and 2021 were 73 and 83, respectively.

Traffic Acquisition Costs and Media Buy

Our traffic acquisition costs and media buy consist primarily of payments to publishers and developers who distribute our search properties together with their products, as well as the cost of distributing our own products. In addition, media buy costs consist of the costs of advertising inventory incurred to deliver ads. Traffic acquisition costs are primarily based on revenue share agreements with our traffic sources and the media buy cost are primarily based on CPC and CPM. Customer acquisition and media buy costs were $197.6 million or 60% of revenue and $288.0 million or 60% of revenue in 2020 and 2021, respectively. The stabilization of traffic acquisition costs and media buy level results from the continuous iHUB efforts to serve direct demand and supply in a closed loop and the product mix.

Research and Development Expenses

Our research and development expenses consist primarily of salaries and other personnel-related expenses, allocated facilities costs, subcontractors and consulting fees. Research and development expenses were $30.9 million or 9% of revenue in 2020 and $35.3 million or 8% of revenue in 2021. Our research and development expenses in 2021 increased compared to the prior year, primarily as a result of full year of payroll and subcontractors expenses related to the acquisition of Pub Ocean (in July 2020), the acquisition of Vidazoo (in October 2021) and our continued investment in technology to strengthen our technology moat.

The number of employees in research and development were 135 and 115 as of December 31, 2020 and 2021, respectively.

Selling and Marketing Expenses

Our selling and marketing expenses consist primarily of salaries and other personnel-related expenses, allocated facilities costs, as well as other outsourced marketing activities. Selling and marketing expenses were $39.1 million or 12% of revenue in 2020 and $53.2 million or 11% of revenue in 2021. The increase was primarily as a result of full year of payroll and related expenses related to the acquisitions of Pub Ocean (in July 2020), the acquisition of Vidazoo (in October 2021) as well as headcount increase, overachievement commissions, retention plans related to acquisitions and increased stock-based compensation expenses.

The number of employees in sales and marketing was 146 and 154 as of December 31, 2020 and 2021, respectively.

General and Administrative Expenses (“G&A”)

Our general and administrative expenses consist primarily of salaries and other personnel-related expenses, allocated facilities costs, professional fees and other general corporate expenses. General and administrative expenses were $15.8 million or 5% of revenue in 2020 and $20.9 million or 4% of revenue in 2021. The increase was primarily due to headcount increase, overachievement bonuses, increased stock-based compensation expenses and consulting expenses related to M&A transactions.

The number of G&A employees was 63 and 68 as of December 31, 2020 and 2021, respectively.

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

Following an impairment review of our goodwill and intangible assets for 2020 and 2021, it was concluded that no such impairment charges should be recorded.

Depreciation and amortization

Depreciation and amortization consist primarily of depreciation of our property and equipment and the amortization of our intangible assets as a result of our acquisitions. Depreciation and amortization expenses in 2020 and 2021 were $9.9 million.

Income Tax Expense

A significant portion of our income is taxed in Israel and, as a result of previous acquisitions, in the United States. The standard corporate tax rate in Israel was 23% in 2020 and 2021. For our Israeli operations we have elected to implement a tax incentive program pursuant to a 2011 Israeli tax reform, referred to as a “Preferred Enterprise,” according to which a reduced tax rate of 16.0% has applied to our preferred income in 2016. Starting in 2017 and in 2018, 2019, 2020 and 2021, we elected to implement the “Preferred Technological Enterprise” benefits pursuant to an amendment to the taxation laws which went into effect in 2017, under which a tax rate of 12% is applied to a portion of our income which qualifies for the benefits. Any other income which does not qualify for special benefits is subject to the standard corporate tax rate. With respect to U.S. tax, we continue to utilize accumulated losses. The federal statutory income tax rate in the United States was 21% in 2018, 2019, 2020 and 2021. Subsidiaries in Europe are taxed according to the tax laws in their respective countries of residence.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operation are based on our financial statements, which have been prepared in conformity with U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. We evaluate these estimates on an on-going basis. We base our estimates on our historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying amount values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Under U.S. GAAP, when more than one accounting method or policy or its application is generally accepted, our management selects the accounting method or policy that it believes to be most appropriate in the specific circumstances. Our management considers some of these accounting policies to be critical.

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

Stock-Based Compensation

We account for stock-based payment awards made to employees and directors in accordance with ASC 718, “Compensation – Stock Compensation”, which requires the measurement and recognition of compensation expense based on estimated fair values. Determining the fair value of stock-based awards at the grant date requires the exercise of judgment, as well as the determination of the amount of stock-based awards that are expected to be forfeited. We adopted ASU 2016-09 on January 1, 2017, and chose to continue to use the current method of estimating forfeitures each period rather than accounting for forfeitures as they occur. The adoption of the new standard had no material impact on our consolidated financial statements. If actual forfeitures differ from our estimates, stock-based compensation expense and our results of operations would be impacted. Expense is recognized for the value of the awards, which have graded vesting based on service conditions, using the straight-line method, over the requisite service period of each of the awards, net of estimated forfeitures. Estimated forfeitures are based on actual historical pre-vesting forfeitures. For performance-based stock units, expense is recognized for the value of such awards, if and when we conclude that it is probable that a performance condition will be achieved. We are required to reassess the probability of the vesting at each reporting period for awards with performance conditions and adjust compensation cost based on its probability assessment.

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

Total stock-based compensation expense recorded during 2021 was $7.0 million, of which $0.2 million was included in cost of revenue, $1.0 million in research and development costs, $3.2 million in selling and marketing expenses, and $2.6 million in general and administrative expenses.

As of December 31, 2021, the maximum total compensation cost related to options, granted to employees and directors not yet recognized amounted to $16.3 million. This cost is expected to be recognized over a weighted average period of 1.59 years.

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

Accounting for tax positions requires judgments, including estimating reserves for potential uncertainties. We also assess our ability to utilize tax attributes, including those in the form of carry forwards for which the benefits have already been reflected in the financial statements. We record valuation allowances for deferred tax assets that we believe are not more likely than not to be realized in future periods. While we believe the resulting tax balances as of December 31, 2021 are appropriately accounted for, the ultimate outcome of such matters could result in favorable or unfavorable adjustments to our consolidated financial statements and such adjustments could be material. See Note 14 of the Financial Statements for further information regarding income taxes. We have filed or are in the process of filing local and foreign tax returns that are subject to audit by the respective tax authorities. The amount of income tax we pay is subject to ongoing audits by the tax authorities, which often result in proposed assessments. We believe that we adequately provided for any reasonably foreseeable outcomes related to tax audits and settlement. However, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved, audits are closed or when statutes of limitation on potential assessments expire.

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

No impairment of goodwill charges were recorded in 2020 nor 2021.

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

Upon determination that the carrying value of a long-lived asset may not be recoverable based upon a comparison of aggregate undiscounted projected future cash flows from the use of the asset or asset group to the carrying amount of the asset, an impairment charge is recorded for the excess of carrying amount over the fair value. We measure fair value using discounted projected future cash flows. We base our fair value estimates on assumptions we believe to be reasonable, but these estimates are unpredictable and inherently uncertain. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for our tangible and intangible long-lived assets subject to amortization. In 2020 and 2021 no impairment of long-lived assets charges were recorded.

Derivative and Hedge Accounting

During fiscal 2020 and 2021, approximately 8% and 9%, respectively, of our operating expenses, were denominated in NIS. In order to mitigate the potential adverse impact on cash flows resulting from fluctuations in the NIS exchange rate, we started to hedge portions of our NIS forecasted expenses with derivatives contracts. We implement hedge accounting under ASC-815, therefore, the effective portion of the change in fair value on the derivatives is reported as a component of other comprehensive income and gains or losses are reclassified into the relevant period earnings. We recognize in “financial income, net” the ineffective portion of a derivative change in fair value, if any, as well as the change in fair value of all non-designated under hedge accounting derivatives.

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

Recent Accounting Standards

In December 2019, the FASB issued Accounting Standards Update No. 2019-12, Income Taxes (Topic 740): “Simplifying the Accounting for Income Taxes”, which simplifies the accounting for income taxes. This guidance will be effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, and early adoption is permitted. The adoption of this standard did not have a material impact on the Company’s condensed consolidated financial statements.

In October 2021 the FASB issued Accounting Standards Update No. 2021-08, Business Combinations (Topic 805): “Accounting for Contract Assets and Contract Liabilities from Contracts with Customers”. The amendments in this update require that an entity (acquirer) recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606. At the acquisition date, an acquirer should account for the related revenue contracts in accordance with Topic 606 as if it had originated the contracts. To achieve this, an acquirer may assess how the acquiree applied Topic 606 to determine what to record for the acquired revenue contracts. The amendments in this update are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, and early adoption is permitted. The Company is currently assessing the impact of the new guidance on its consolidated financial statements.

Results of Operations

The following table presents, for the periods indicated, our costs and expenses of our continuing operations, by category (in thousands of U.S. dollars):

	Year ended December 31,
	2020	2021
Cost of revenue	$22,477	$25,197
Traffic acquisition costs and media buy	197,626	288,018
Research and development	30,880	35,348
Selling and marketing	39,085	53,209
General and administrative	15,819	20,933
Depreciation and amortization	9,923	9,897
Total Costs and Expenses	$315,810	$432,602

The following table sets forth, for the periods indicated, our statements of operations expressed as a percentage of total revenue (the percentages may not equal 100% because of the effects of rounding):

	Year Ended December 31,
	2020	2021
Revenue:
Display Advertising	45%	55%
Search Advertising	55	45
Total revenue	100%	100%

Costs and expenses:
Cost of revenue	7%	5%
Traffic acquisition costs and media buy	60	60
Research and development	9	8
Selling and marketing	12	11
General and administrative	5	4
Depreciation and amortization	3	2
Total costs and expenses	96	90

Operating income	4	10
Financial expenses, net	1	(0)
Income before taxes on income	3	10
Income tax expense (benefit)	(0)	2
Net Income	3%	8%

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Revenue. Revenue increased by 46%, from $328.1 million in 2020 to $478.5 million in 2021.

Display Advertising revenue. Display Advertising revenue increased by 78% in 2021, from $148.7 million in 2020 to $265.3 million in 2021. This increase was a result of the acceleration of our Connected TV advertising offering.

Search Advertising revenue. Search Advertising revenue increased by 19% in 2021, from $179.4 million in 2020 to $213.2 million in 2021. This increase is result of higher numbers of daily monetizable searches that were delivered to Microsoft Bing and others as well as increased numbers of publishers.

Cost of revenue. Cost of revenue increased by 12%, from $22.5 million in 2020 to $25.2 million in 2021. Cost of revenue decreased in terms of the percentage of revenue, representing 7% of revenue in 2020 and 5% in 2021. The decrease as a percentage from revenue results from our efforts to enhance process automation, the iHUB that acts as a shared infrastructure resource and offshoring our operations.

Traffic acquisition costs (“TAC”) and media buy. TAC and media buy increased by 46%, from $197.6 million or 60% of revenue in 2020 to $288.0 million or 60% of revenue in 2021. The stabilization of traffic acquisition costs and media buy level results from the continuous iHUB efforts to serve direct demand and supply in a closed loop and the product mix.

Research and development expenses (“R&D”). R&D increased by 14%, from $30.9 million in 2020 to $35.3 million in 2021. Our research and development expenses in 2021 increased compared to the prior year, primarily as a result of full year of payroll and subcontractors expenses related to the acquisition of Pub Ocean (in July 2020), the acquisition of Vidazoo (in October 2021) and our continued investment in technology to strengthen our technology moat.

Selling and marketing expenses (“S&M”). S&M expenses increased by 36%, from $39.1 million in 2020 to $53.2 million in 2021. The increase was primarily as a result of full year of payroll and related expenses related to the acquisitions of Pub Ocean (in July 2020), the acquisition of Vidazoo (in October 2021) as well as headcount increase, overachievement commissions, retention plans related to acquisitions and increased stock-based compensation expenses.

General and administrative expenses (“G&A”). G&A increased by 32%, from $15.8 million in 2020 to $20.9 million in 2021. The increase was primarily due to headcount increase, overachievement bonuses, increased stock-based compensation expenses and consulting expenses related to M&A transactions.

Depreciation and amortization. Depreciation and amortization expenses remained stable in the amount of $9.9 million in 2021 and 2020. Depreciation and amortization consist primarily of depreciation of our property and equipment and the amortization of our intangible assets as a result of our acquisitions.

Taxes on income (benefit). Taxes on income increased by $7.2 million from a tax income of $0.6 million in 2020 to $6.6 million tax expense in 2021. The increase was primarily a result of higher pre-tax income in 2021 ($9.6 million pre-tax tax income in 2020 vs. $45.3 million pre-tax income in 2021) in addition to internal entities merger completed during 2020, which enabled the company to utilize its tax attributes more efficiently.

B.          LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2021, we had $321.6 million in cash, cash equivalents and short-term deposits, compared to $60.4 million at December 31, 2020. The $261.3 million increase is primarily the result of $230.5 million cash provided from issuance of shares in private placement, net, $71.1 million cash provided by operating activities and $6.9 million cash provided from exercise of share options, offset by $38.4 million cash paid in connection with acquisitions and $8.3 million repayment of our debt and $0.5 million used in other investing activities.

Net cash provided by operating activities

In 2021, our operating activities provided cash in the amount of $71.1 million, primarily as result of income in the amount of $38.7 million, decreased by non-cash expenses, depreciation and amortization of $9.9 million, stock-based compensation expenses of $7.0, change in Accrued severance pay, net of $0.7 and net change of $17.7 million in operating assets and liabilities million offset by change in deferred taxes of $2.8 million.

In 2020, our operating activities provided cash in the amount of $22.2 million, primarily as result of income in the amount of $10.2 million, decreased by non-cash expenses, depreciation and amortization of $9.9 million, stock-based compensation expenses of $4.4, change in payment obligation related to acquisitions of $4.6 million offset by change in deferred taxes of $3.1 million and net change of $3.9 million in operating assets and liabilities.

Net cash used in investing activities

In 2021, we used in our investing activities $243.5 million cash, primarily due to $204.5 million investment in short-term deposits, $38.4 million cash paid in connection to acquisitions and $0.5 million purchase of property plant and equipment.

In 2020, we used in our investing activities $8.9 million cash, primarily due to $19.0 million cash paid in connection to acquisitions and $0.5 million purchase of property plant and equipment offset by a $10.5 million withdrawal from short-term deposits.

Net cash used in financing activities

In 2021, our financing activities provided cash in the amount of $229.1 million, primarily due to $230.5 million issuance of shares in private placement, net, and exercise of options in the amount of $6.9 million, offset by $8.3 million repayment of our long-term loan.

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

Financing Needs

We believe that our current working capital and cash flow from operation, in addition to proceeds from our January 2022 public offering, are sufficient to meet our operating cash requirements for at least the next twelve months, including payments required under our existing bank loans.

Off Balance Sheet Arrangements

We do not have off-balance sheet arrangements (as such term is defined by applicable SEC regulations) that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial conditions, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

C.           RESEARCH, DEVELOPMENT, PATENTS AND LICENSES, ETC.

Our research and development activities are conducted internally by 115 persons at December 31, 2021. Research and development expenses were $30.9 million and $35.3 million in the years ended December 31, 2020 and 2021, respectively. In 2021, our efforts were focused on adapting, extending (organically and in-organically through acquisitions) and maintaining compatibility with the ever-changing business landscapes and automation of our platforms and operating systems.

For a discussion of our intellectual property and how we protect it, see “Business Overview—Intellectual Property” under Item 4.B. above.

D.           TREND INFORMATION

Industry trends expected to affect our revenue, income from continuing operations, profitability and liquidity or capital resources:

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

4. In past years the browser companies, particularly Google and Microsoft, as well as others, have been instituting policy changes, regulations and technologies that is making it increasingly difficult to change a browser’s settings even with user consent, including the ability to change a browser’s default search settings. Changing such settings has been a major part of the Company’s monetization model and until now we have been successful in dealing with these measures, within the framework allowed by these companies We continue to believe, as supported by the level of revenue over the last couple of years, that as the market continues to consolidate around accepted marketing practices, there remains sufficient business at a level sufficient to generate significant revenue and profits.

For more information on uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our business, see Item 3.D “Key Information—Risk Factors.”

For additional trend information, see the discussion in Item 5.A. “Operating and Financial Review and Prospects—Operating Results.”

E.           TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes our contractual commitments as of December 31, 2021 and the effect those commitments are expected to have on our liquidity and cash flow in future periods. All numbers below are in US dollars in thousands.

	Payments Due by Period(****)
Contractual Commitments as of December 31, 2021	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 Years
Accrued severance pay (1)	2,371
Uncertain tax positions (ASC-740) (2)	6,928
Operating leases	15,368	4,485	8,205	2,678	-
Total	$24,667	$4,485	$8,205	$2,678	$-
_________________

(1)
Prior notice to our executive employees as well as severance pay obligations to our Israeli employees, as required under Israeli labor law and as set forth in employment agreements, are payable only upon termination, retirement or death of the respective employee. Of this amount, $1.8 million is unfunded as of December 31, 2021. Since we are unable to reasonably estimate the timing of settlement, the timing of such payments is not specified in the table. See also Note 2 to our consolidated financial statements appearing in “ITEM 18. Financial Statements” of this annual report.

(2)
Consists of accruals for certain income tax positions under ASC 740 that are paid upon settlement, and for which we are unable to reasonably estimate the ultimate amount and timing of settlement. See Note 14(h) to our consolidated financial statements included in ITEM 18 of this annual report for further information regarding our liability under ASC 740. Payment of these obligations would result from settlements with tax authorities. Due to the difficulty in determining the timing of resolution of audits, these obligations are only presented in their total amount.

ITEM 6.          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our executive officers and directors as of 5, 2022:

Name	Age	Position
Eyal Kaplan*(1)(2)	62	Chairman of the Board of Directors
Doron Gerstel	61	Chief Executive Officer; Director
Maoz Sigron	44	Chief Financial Officer
Dror Erez*(1)(3)	52	Director
Sarit Firon*(1)(4)	55	Director
Rami Schwartz* (3)(4)	64	Director
Michael Vorhaus*(2)(4)	64	Director
Joy Marcus*(2)(3)	60	Director
Daniel E. Aks	62	President, Undertone
Tal Jacobson	47	General Manager, CodeFuel
Eliran Ben Yehuda	37	General Manager, CIQ
 _________________________

* “Independent director” under the Nasdaq Listing Rules.

(1) Member of our investment committee.

(2) Member of our nominating and governance committee.

(3) Member of our compensation committee.

(4) Member of our audit committee.

Effective as of August 26, 2019, our board of directors adopted the exemption under the Israeli Companies Regulations (Reliefs for Public Companies whose Shares are Listed on a Stock Exchange Outside of Israel), 2000, or the Regulation, as a result our director in office who was elected and classified as external director, Ms. Sarit Firon, is no longer classified as such under the Companies Law. The transition rules set forth under the Regulation provide that such former external directors have the right to remain in office as company’s directors at their option after the exemption under the Regulation is adopted until the earlier of such directors’ original end of term of office or the second annual meeting of shareholders after the adoption of the exemption under the Regulation. Ms. Sarit Firon’s term of office expired in January 2020, however our board of directors has re-appointed Ms. Firon with the term of office that expired on our 2021 annual meeting of shareholders. Ms. Sarit Firon was re-elected on our 2021 annual general meeting of shareholders to serve as our director until our 2024 annual general meeting of shareholders.

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

Doron Gerstel has been a director of the Company since May 2018, and the Chief Executive Officer of the Company since April 2017. In his previous role as CEO of Panaya Ltd., Mr. Gerstel led a company turnaround that saw an increase in annual revenue and the company’s acquisition by Infosys Limited. Mr. Gerstel has also held CEO positions at Nolio Ltd., Syneron Medical Ltd. and Zend Technologies Ltd. Mr. Gerstel holds a BSc. in Economics and Management from the Technion Institute of Technology in Haifa, and an MBA from Tel Aviv University.

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

Dror Erez has been a director of the Company since January 2014. In 2005, Mr. Erez co-founded Conduit and served as its Chief Technology Officer until January 2014, when he became Conduit’s President and in May, 2018 became Conduit’s chairperson of the board of directors for a year. Mr. Erez is also a member of the Conduit board of directors. Mr. Erez is now acting as a CEO of Trevi, io and is also advising for startups on strategy, product and technology. Prior to founding Conduit, he served in various executive roles in private technology companies. Mr. Erez holds a B.A. in Physics and Computer Science from Bar Ilan University.

Sarit Firon has been an external director of the Company since January 2017 and following the Company’s opt out from the Israeli external directors regime in August 2019, continued as an independent director. Ms. Firon is managing partner of Team8 Group and co-founder and managing partner of Team8 Capital, the investment arm of Team8 Group, which invests in early stage technology startups. Previously, she was a managing partner of Cerca Partners, an Israeli venture capital fund. She has served at Extreme Reality Ltd., as its chief executive officer from December 2012 to November 2014 and as a director since December 2014. From November 2011 to November 2012, Ms. Firon was the Chief Financial Officer of Kenshoo Ltd. From November 2007 to October 2011, Ms. Firon was the Chief Financial Officer of MediaMind Technologies Inc., a Nasdaq listed company which was acquired by DG, Inc. in August 2011. From May 2005 to June 2007, Ms. Firon was the Chief Financial Officer of OliveSoftware and from January 2000 to October 2004, she was the CFO of P-Cube, a private company which was acquired in October 2004 by Cisco Systems, Inc. (Nasdaq:CSCO). From October 2004 to January 2005, Ms. Firon was employed by Cisco to be responsible for the post-merger integration of P-Cube. From January 1995 to December 1999, Ms. Firon served in various positions at Radcom Ltd. (Nasdaq:RDCM), including as its Chief Financial Officer from September 1997 to December 1999. Since July 2015, she has served as chairperson of the board of directors of myThings Israel Ltd. Since June 2014, Ms. Firon has served as a director of Mediwound Ltd. (Nasdaq:MDWD), and since June 2012, Ms. Firon has served as a director of Datorama Ltd. From October 2000 to December 2006, Ms. Firon served as a director of MetaLink Ltd. (OTCMKTS:MTLK). Ms. Firon holds a B.A. in Accounting and Economics from Tel-Aviv University, Israel.

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

Tal Jacobson has been the General Manager of CodeFuel since November 2018. Mr. Jacobson has been an executive in the Israeli high-tech industry for over 20 years. Previously to joining Perion, Mr. Jacobson served as the Chief Revenue Officer and Chief Business Development Officer at SimilarWeb. He also founded Monotizer, which provided a technology for generating traffic to online retailers. Previously, Mr. Jacobson was the VP of Business at McCann Erickson as well as held the position of CEO at Watchitoo - a video collaboration platform. Mr. Jacobson was also the Director of Business Development at AOL as part of the IM division (ICQ).

Eliran Ben Yehuda has been the General Manager of CIQ since January 2022. Mr. Ben Yehuda has served in senior management positions for over 10 years. Prior to joining Perion, Mr. Ben Yehuda served as a Director at Taboola.com Ltd. (TBLA, TBLAW), where he also served as country manager for Israel. Mr. Ben Yehuda also serves as an advisory board member for Papaya Global Ltd. Mr. Ben Yehuda holds an LL.B and B.A. in Business Administration both from Reichman University.

There are no family relationships between any of our directors or executive officers.

B.          COMPENSATION

The aggregate direct compensation we paid to our officers as a group (4 persons) for the year ended December 31, 2021, was approximately $6.8 million, which included approximately $0.4 million that was set aside or accrued to provide for pension, retirement, severance or similar benefits. This amount includes bonuses paid to our officers pursuant to our executive bonus plan based on company performance measures, in accordance with our Compensation Policy for Directors and Officers. This amount does not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses, and other benefits commonly reimbursed or paid by companies in Israel.

The aggregate compensation we paid to our directors who are not officers for their services as directors as a group for the year ended December 31, 2021 was approximately $0.4 million. In addition, our directors are reimbursed for expenses incurred in order to attend board of directors or committee meetings.

In the year ended December 31, 2021, we granted to our officers (i) 157,700 restricted share units (“RSUs”), which vest over a three-year period; and (ii) 110,300 performance-based share units (“PSUs”), linked to certain financial KPI’s. These awards were granted under our Equity Incentive Plan, as amended, formerly known as the 2003 Israeli Share Option Plan (the “Incentive Plan”).

In 2021, we paid each of our non-executive directors $50,000 per year. Following the approval of the annual general meeting of our shareholders held on December 23, 2020, the annual equity grant structure to our non-executive directors has been changed from a grant of options to a grant of RSUs, with a variable value based on the role held by such member of the board of directors. With respect to new appointed directors, such grant shall be made initially upon the initial election or appointment and on each anniversary of such date. With respect to our incumbent non-executive directors, the initial grant, was made on February 6, 2021, the date of the first anniversary of the most recent option grant. Such RSU grant was made in lieu (and not in addition) to the scheduled grant of options to our directors. The RSUs granted are subject to the terms and conditions of the Incentive Plan and the RSU agreement pursuant to the Incentive Plan. The RSUs shall vest on a quarterly basis, in equal tranches, during the year following the grant. All unvested RSUs held by a director in office will automatically vest upon a change of control of the Company, which is defined for this purpose as (i) a merger, acquisition or reorganization of the Company with one or more other entities in which the Company is not the surviving entity, (ii) a sale of all or substantially all of the assets of the Company, or (iii) a transaction or a series of related transactions as a result of which more than 50% of the outstanding shares or the voting rights of the Company are beneficially owned by one person or group (as defined in the SEC rules) (the “Change of Control”). Accordingly, each non-executive director was granted with an annual RSU grant according to his/her role, with a value as follows:

•	chairperson of our audit committee: $110,000;
•	chairperson of our compensation committee: $107,500;
•	chairperson of our nominating and governance committee: $105,000; and
•	other non-executive directors: $97,500.

The compensation we paid to our chairman of the board of directors, Mr. Kaplan, for the year ended December 31, 2021 was $100,000 plus VAT, paid in four quarterly payments and reimbursement of out-of-pocket expenses incurred in connection with Mr. Kaplan’s services as chairman. Mr. Kaplan is also entitled for indemnification and liability insurance as provided to other members of the board of directors. Mr. Kaplan’s services agreement also includes customary non-disclosure, non-compete, and ownership assignment of intellectual property undertakings.

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

Following the approval of the annual general meeting of our shareholders held on December 23, 2020, the equity grant structure to Mr. Kaplan, our chairperson of the board of directors, was changed as well, from grant of option to grant of RSUs. Accordingly, Mr. Kaplan was granted an annual grant with a value of up to $200,000, such annual grant, which shall be made in the form of RSUs, shall be equal to the difference between the fair market value per vesting annum of the Chairperson’s Previous Grants and the approved cap of $200,000. The initial grant was made on February 6, 2021. With respect to new appointed chairperson of our board of directors, such grant shall be made initially upon the initial election or appointment and on each anniversary of such date. The RSUs granted are subject to the terms and conditions of the Incentive Plan and the RSU agreement pursuant to the Incentive Plan. The RSUs shall vest on a quarterly basis, in equal tranches, during the year following the grant. All unvested RSUs held by a chairperson in office will automatically vest upon a Change of Control event. In addition, the Company’s shareholders approved a one-time special grant of 19,000 fully vested RSUs. The grant date of the special grant is the date of our board of directors’ approval which occurred on October 27, 2020.

The table below reflects the compensation granted to our five most highly compensated office holders during or with respect to the year ended December 31, 2021. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table below, “compensation” includes salary cost, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to the Company, as recognized in our financial statements for the year ended December 31, 2021, including the compensation paid to such Covered Executive following the end of the year in respect of services provided during the year. Each of the Covered Executives was covered by our D&O liability insurance policy and was entitled to indemnification and exculpation in accordance with applicable law and our articles of association. All numbers below are in US Dollars in thousands.

Name and Principal Position (1)	Salary Cost (2)	Bonus (3)	Equity-Based Compensation (4)	Total
Doron Gerstel, Chief Executive Officer	634	1,254	946	2,834
Maoz Sigron, Chief Financial Officer	343	535	514	1,392
Daniel E. Aks, President, Undertone Business Unit	540	600	202	1,342
Tal Jacobson, General Manager, CodeFuel Business Unit	387	677	260	1,324
_________________
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

(4) Represents the equity-based compensation expenses recorded in our consolidated financial statements for the year ended December 31, 2021. Such numbers are based on the option grant date fair value in accordance with accounting guidance for equity-based compensation and does not necessarily reflect the cash proceeds to be received by the applicable officer upon the vesting and sale of the underlying shares. For a discussion of the assumptions used in reaching this valuation, see Note 2 to our Financial Statements.

Compensation Terms of our Chief Executive Officer

Doron Gerstel serves as our Chief Executive Officer from April 2017 and as a director of the Company since May 2018. His monthly base salary is NIS 130,000 (equivalent to approximately $41,800), effective as of January 1, 2021, as approved by the annual general meeting of our shareholders held on December 23, 2020. Mr. Gerstel also entitled to customary benefits (including those mandated by applicable law and/or generally provided to other executive officers of the Company), including managers’ insurance or pension arrangement, disability insurance, severance pay (pursuant to Section 14 of the Severance Pay Law), educational savings fund, private health insurance, indemnification, liability insurance (including for the period of seven years following termination), convalescence pay, meal plan, cellular telephone and personal computer. Mr. Gerstel is not compensated for his role as director.

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

Upon joining the Company, Mr. Gerstel was granted with two stock option grants under the Company’s Incentive Plan: (i) option to purchase up to 387,278 ordinary shares at an exercise price per share of $4.89 (which was the approximate market price per ordinary shares on the Nasdaq Stock Market on the date of the employment agreement); and (ii) option to purchase up to 387,278 ordinary shares at an exercise price per share of $7.89 (together, the “Options”).

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

Each grant constitutes approximately 0.9% of the outstanding ordinary shares as of March 5, 2022.

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

Each grant constitutes approximately 0.2% of the outstanding ordinary shares as of March 5, 2022.

At the annual general meeting of our shareholders held on December 23, 2020, Mr. Gerstel was granted with 500,000 RSUs, which is vesting over a three-year period commenced on February 1, 2021, with a 6-month cliff after which the RSUs will continue to vest on a quarterly basis over the following ten (10) quarters, unless such RSUs have been cancelled in accordance with the employment terms of Mr. Gerstel (the “RSU Grant”). The grant date is the date of the board of directors’ approval, which occurred on October 27, 2020. The vesting schedule of the RSU Grant will fully accelerate in accordance with the acceleration provisions of the options previously granted to Mr. Gerstel (with Change in Board Event measured as of the date of the shareholders meeting). Consistent with the previous options grants granted to Mr. Gerstel, the RSU Grant will be subject to the same terms and conditions of prior grants, the terms and conditions of the Company’s Incentive Plan and the terms of the grant agreements issued to Mr. Gerstel pursuant to the Company’s Incentive Plan.

Such grant constitutes approximately 1.1% of the outstanding ordinary shares as of March 5, 2022.

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

Such grant constitutes approximately 0.5% of the outstanding ordinary shares as of March 5, 2022.

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

As of March 5, 2022, our board of directors consists of seven directors. Our directors (other than the directors who were in the position of external directors until August 2019) are elected in three staggered classes by the vote of a majority of the ordinary shares present and entitled to vote at meetings of our shareholders at which directors are elected. The members of only one staggered class will be elected at each annual meeting for a three-year term, so that the regular term of only one class of directors expires annually. Our annual meeting of shareholders is required to be held at least once during every calendar year and not more than fifteen months after the last preceding meeting. Effective as of August 2019, following our adoption of the exemption under the Israeli Companies Regulations (Reliefs for Public Companies whose Shares are Listed on a Stock Exchange Outside of Israel), 2000, or the Regulation, our director in office who was elected and classified as external directors, Ms. Sarit Firon, is no longer classified as such under the Companies Law. The transition rules set forth under the Regulation provide that such directors have the right to remain in office as our directors at their option after the exemption under the Regulation is adopted until the earlier of such directors’ original end of term of office or the second annual meeting of shareholders after the adoption of the exemption under the Regulation. Ms. Firon’s term of office expired in January 2020, accordingly our board of directors has re-appointed Ms. Firon with the term of office that expired as of our 2021 annual meeting of shareholders. Ms. Sarit Firon was re-elected on our 2021 annual general meeting of shareholders to serve as our director until our 2024 annual general meeting of shareholders.

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

Investment Committee

Our investment committee is comprised of Mr. Eyal Kaplan (chairperson), Ms. Sarit Firon and Mr. Rami Schwartz. The Investment Committee is responsible for formulating the overall investment policies of the Company, and establishing investment guidelines in furtherance of those policies. The Committee monitors the management of the portfolio for compliance with the investment policies and guidelines and for meeting performance objectives over time as well as assist the board of directors in fulfilling its oversight responsibility for the investment of assets of the company.

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

D.           EMPLOYEES

The breakdown of our employees, by department, as of the end of each of the past three fiscal years is as follows:

	December 31,
	2019	2020	2021
Cost of sales	79	73	83
Research and development	117	135	115
Selling and marketing	136	146	154
General and administration	67	63	68
Total	399	417	420

As of December 31, 2021, 191 of our employees were located in Israel, 168 of our employees were located in the United States and 61 employees were located in Europe.

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

E.          SHARE OWNERSHIP

Security Ownership of Directors and Executive Officers

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of March 5, 2022 by all of our directors and executive officers as a group and by each officer and director who beneficially owns 1% or more of our outstanding ordinary shares.

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

Except as indicated in the footnotes to this table, each officer and director in the table has sole voting and investment power for the shares shown as beneficially owned by them. Percentage ownership is based on 44,292,780 ordinary shares outstanding as of March 5, 2022 (such amount excludes 115,339 Ordinary Shares held by the Company).

Name	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Outstanding
All directors and officers as a group (11 persons) (1)	1,233,406	2.78%

(1)	Includes options to purchase 632,539 ordinary shares that are vested or will vest within 60 days of March 5, 2022.

Employee Benefit Plans

The Incentive Plan, our current equity incentive plan, was initially adopted in 2003, providing certain tax benefits in connection with stock-based compensation under the tax laws of Israel and the United States. The term of the Incentive Plan will expire on December 9, 2022. Please also see Note 13 to our Financial Statements for information on the options issued under the Incentive Plan.

Under the Incentive Plan, as amended from time to time, we may grant to our directors, officers, employees, consultants, advisers, service providers and controlling shareholders options to purchase our ordinary shares, restricted shares and RSUs. As of December 31, 2021, a total of 4,478,301 ordinary shares were subject to the Incentive Plan. As of March 5, 2022, options to purchase a total of 3,977,554 ordinary shares were outstanding under our Incentive Plan, of which options to purchase a total of 1,427,188 ordinary shares were held by our directors and officers (11 persons) as a group. The outstanding options are exercisable at purchase prices which range from $0.01 to $7.97 per share. Any expired or cancelled options are available for reissuance under the Incentive Plan.

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

ITEM 7.          MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.          MAJOR SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our shares as of March 5, 2022, by each person or entity known by us to beneficially own 5% or more of our outstanding Ordinary Shares.

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

For the purpose of calculating the percentage of shares beneficially owned by any shareholder, this table lists the applicable percentage ownership based on 44,292,780 Ordinary Shares issued and outstanding as of March 5, 2022 (such amount excludes 115,339 Ordinary Shares held by the Company).

Except as indicated in the footnotes to this table, to our knowledge, the shareholder in the table has voting and investment power for the shares shown as beneficially owned by such shareholder, except to the extent the power is shared by spouses under community property law. Our major shareholder does not have different voting rights than our other shareholders.

Name of Beneficial Owner	Shares Beneficially Owned
	Number	Percentage

The Phoenix Holdings Ltd. (1)	2,443,477	5.52%

(1) Based solely upon information written statement provided to us by Phoenix Holdings Ltd., as of December 31, 2021. The shares are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of the Phoenix Holdings Ltd. (the “Subsidiaries”). The Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients. Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions. The address of the Phoenix Holdings Ltd. is Derech Hashalom 53, Givataim, 53454, Israel.

To our knowledge, the significant changes in the percentage of ownership held by our major shareholders during the past three years preceding the date of this annual report on Form 20-F have been: (i) the decrease in the percentage of ownership held by Renaissance Technologies LLC and Renaissance Technologies Holdings Corporation below 5% during the year 2021; (ii) the decrease in the percentage of ownership held by Private Capital Management, LLC below the 5% during the year 2021 (iii) the decrease in the percentage of ownership held by Dror Erez below the 5% during the year 2019; (iv) the decrease in the percentage of ownership held by Ronen Shilo below the 5% during the year 2019; (v) the decrease in the percentage of ownership held by J.P. Morgan Investment Management Inc., Digital Growth Fund L.P. and Project Condor LLC below the 5% during the year 2019; (vi) the decrease in the percentage of ownership held by Benchmark Israel II, L.P. below the 5% during the year 2020; (viii) the increase in the percentage of ownership held by Private Capital Management, LLC above 5% in 2020; (ix) the increase in the percentage of ownership held by The Phoenix Holdings Ltd., and its various direct or indirect, majority or wholly-owned subsidiaries, above 5% during the year 2020; and (x) the decrease in the percentage of ownership held by EA2K Ltd. below the 5% during the year 2020.

To our knowledge, as of March 5, 2022, we had 5 shareholders of record of which 5 (excluding the Depository Trust Company) were registered with addresses in the United States. These U.S. holders were, as of such date, the holders of record of approximately 0.1% of our outstanding shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees.

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

C.          MATERIAL CONTRACTS

We have not entered into any material contract within the two years prior to the date of this Annual Report, other than contracts entered into in the ordinary course of business, or as otherwise described herein in Item 4.A “History and Development of the Company,” Item 4.B “Business Overview,” Item 5.B “Operating and Financial Review and Prospects—Liquidity and Capital Resources,” Item 6.C “Board Practices” and Item 7.B “Related Party Transactions.”

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

On December 17, 2018, ClientConnect executed a new loan facility with Bank Mizrahi in the amount of $25 million. Proceeds of the loan facility were applied to the refinancing of existing debt of ClientConnect with Bank Mizrahi as well as existing debt of Undertone with SunTrust Bank. See Note 9 of the Financial Statements for further information. As of March 8, 2021, this credit facility was repaid in full.

Bank Mizrahi 2020 Credit Line

On May 19, 2020, we entered into a short-term secured credit line in the amount of up to $20 million with Bank Mizrahi, which was scheduled to mature on May 18, 2021. On August 11, 2020, we withdrawn an amount of $12.5 million from this credit line. Such a withdrawal was a short-term revolving loan for a three-month period. As of December 21, 2020, this credit facility was repaid in full.

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

General Corporate Tax Structure in Israel

Taxable income of Israeli companies is generally subject to corporate tax at the rate of 23% for 2018 and subsequent tax years. However, the effective tax rate payable by a company that derives income from a Preferred Enterprise (as further discussed below) may be considerably lower.

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

We elected “Preferred Enterprise” status commencing in 2011. We believe that the Company and certain of its Israeli subsidiaries, qualify as a “Preferred Technological Enterprise” in 2021 and therefore, the portion of the income derived from “Preferred Technology Income”, as defined in the Investment Law, which qualifies for the benefits, is subject to a lower tax rate of 12% according to Amendment 73 to the Law, as described below.

On December 31, 2019 the Israeli subsidiary – ClientConnect Ltd., was merged into the Company. In 2020 the Company elected to implement “Preferred Technological Enterprise” benefits.

Benefits granted to a Preferred Enterprise’s Preferred Income include reduced tax rates. In peripheral regions (Development Area A) the reduced tax rate was 7.5% starting from 2017 and thereafter. In other regions the tax rate was 16% in 2015 and thereafter. Preferred Enterprises in peripheral regions will be eligible for grants from the Israeli Authority for Investments and Development of the Industry and Economy (the “Investment Center”), as well as the applicable reduced tax rates.

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

In December 2016, the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016, which includes Amendment 73 to the Law for the Encouragement of Capital Investments, was published. Amendment 73 prescribes special tax routes for technological enterprises as described below, and is in addition to the other existing tax beneficial programs under the Investment Law. On June 30, 2021, certain grandfather rules in Amendment 73 pertaining the preferred enterprises have expired, most significantly the limitation of Preferred Income to exclude such which is generated by intangible assets not related to the manufacturing or such that would not have been recognized as Preferred Technological Income.

Tax benefits under Amendment 73 that became effective on January 1, 2017.

Amendment 73 provides tax benefits for two types of “Technology Enterprises”, as described below, and is in addition to the other existing tax beneficial programs under the Investment Law.

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

A “Special Preferred Technological Enterprise” is an enterprise that meets conditions one and two above, and in addition is a part of a group of companies that have total annual consolidated revenue in excess of NIS 10 billion (approximately $2.8 billion).

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

We believe that we qualified as a “Preferred Technological Enterprise” in 2020 and 2021, that our Israeli subsidiary Vidazoo qualified as “Preferred Technological Enterprise” in 2021, and that our former Israeli subsidiary, ClientConnect, qualified as a “Preferred Technological Enterprise” in 2017, 2018 and 2019 and was subject to a lower tax rate of 12% according to Amendment 73 to the Law, as described above.

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

Generally, a non-Israeli resident (whether an individual or a corporation) who derives capital gains from the sale of shares in an Israeli resident company purchased upon or after the registration of the shares on the TASE or on a regulated market outside of Israel (such as Nasdaq) should be exempt from Israeli capital gains tax unless, among others, (i) the shares were held through a permanent establishment that the non-Israeli resident shareholder maintains in Israel, or (ii) the Israeli resident company is classified as a real estate investment trust or ceased to be a real estate investment trust (as defined in the Tax Ordinance). If not exempt, a non-Israeli resident shareholder would generally be subject to tax on capital gain at the ordinary corporate tax rate (23% in 2021), if generated by a company, or at the rate of 25%, if generated by an individual, or 30%, if generated by an individual who is a “substantial shareholder” (as defined under the Tax Ordinance), at the time of sale or at any time during the preceding 12-month period (or if the shareholder claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares). A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include, among others, the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation (23% in 2021) and a marginal tax rate of up to 47% for an individual in 2021 (excluding excess tax as discussed below)) unless contrary provisions in a relevant tax treaty apply. Non-Israeli entities (including corporations) will not be entitled to the foregoing exemption if Israeli residents, whether directly or indirectly: (i) have a controlling interest of more than 25% in such non-Israeli entity or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenue or profits of such non-Israeli entity. Such exemption is not applicable, inter alia, to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

Additionally, a sale of shares by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty between Israel and the shareholder’s country of residence. For example, under the Convention Between the Government of the United States and the Government of the State of Israel with respect to Taxes of Income, as amended, or the United States-Israel Tax Treaty, the disposition of shares by a shareholder who (i) is a U.S. resident (for purposes of the United States-Israel Tax Treaty), (ii) holds the shares as a capital asset, and (iii) is entitled to claim the benefits afforded to such person by the United States-Israel Tax Treaty, is generally exempt from Israeli capital gains tax. Such exemption will not apply, inter alia, if (a) the capital gain arising from such sale, exchange or disposition is attributed to a permanent establishment that the shareholder maintains in Israel, (b) the shareholder holds, directly or indirectly, shares representing 10% or more of the voting capital of the company at any time in the 12-month period preceding such sale, exchange or disposition, subject to certain conditions, (c) such U.S. resident is an individual and was present in Israel for a period or periods aggregating to 183 days or more during the relevant taxable year, (d) the capital gains arising from such sale, exchange or disposition is attributed to real estate located in Israel, or (e) the capital gain arising from such sale, exchange or disposition is attributed to royalties. In each case, the sale, exchange or disposition of our ordinary shares would be subject to Israeli tax, to the extent applicable.

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

Excess Tax. Individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income exceeding NIS 647,640 for 2021 (which amount is linked to the annual change in the Israeli consumer price index), including, but not limited to, dividends, interest and capital gain.

Estate and Gift Tax. Israeli tax law presently does not impose estate or gift taxes.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a description of material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of our ordinary shares, but this discussion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to own, or dispose of, our ordinary shares.

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

As used herein, a “U.S. Holder” is a person that is eligible for the benefits of the Treaty and is, for U.S. federal income tax purposes, a beneficial owner of ordinary shares and:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Treasury regulations that apply to taxable years beginning on or after December 28, 2021 may in some circumstances prohibit a U.S. person from claiming a foreign tax credit with respect to certain non-U.S. taxes that are not creditable under applicable income tax treaties. Accordingly, U.S. investors that are not eligible for Treaty benefits should consult their tax advisers regarding the creditability or deductibility of any Israeli taxes imposed on them. This discussion does not apply to investors in this special situation.

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

Dividend income will include any amounts withheld in respect of Israeli taxes and will be treated as foreign-source income. Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s circumstances, Israeli taxes withheld from dividends on our ordinary shares generally will be creditable against the U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, U.S. Holders may elect to deduct foreign taxes (including Israeli taxes) in computing their taxable income, subject to applicable limitations. An election to deduct creditable foreign taxes instead of claiming foreign tax credits applies to all such foreign taxes paid or accrued in the taxable year.

Sale or Other Taxable Disposition of Ordinary Shares

This discussion is subject to the discussion under “—Passive Foreign Investment Company Rules” below.

Gain or loss realized on the sale or other taxable disposition of our ordinary shares will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder has owned the ordinary shares for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the ordinary shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to limitations. Israeli taxes on capital gains will generally not be eligible for foreign tax credits. U.S. Holders should consult their tax advisers with respect to the creditability or deductibility of Israeli taxes, if any, on disposition gains in their particular circumstances.

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

We believe that we were not a PFIC for our 2021 taxable year. However, there can be no assurance that we will not be a PFIC for the current or any future taxable year because our PFIC status is an annual determination that can be made only after the end of the relevant taxable year and will depend on the composition of our income and assets and the value of our assets from time to time (including the value of our goodwill, which may be determined, in large part, by reference to the market price of our ordinary shares, which has been, and may continue to be, volatile). Because the value of our goodwill may be determined by reference to our market capitalization from time to time, and because we hold and may continue to hold significant amounts of cash and cash equivalents, our risk of being or becoming a PFIC for any taxable year will increase if our market capitalization declines.

If we are a PFIC for any taxable year and any of our non-U.S. subsidiaries or other companies in which we own equity interests is also a PFIC (any such entity, a “Lower-tier PFIC”), a U.S. Holder will be deemed to own a proportionate amount (by value) of the shares of any Lower-tier PFIC and will be subject to U.S. federal income tax according to the rules described in the subsequent paragraph on (i) certain distributions by the Lower-tier PFIC and (ii) dispositions of shares of the Lower-tier PFIC, in each case as if the U.S. Holder held such shares directly, even though the U.S. Holder will not receive the proceeds of those distributions or dispositions.

In general, if we are a PFIC for any taxable year during which a U.S. Holder holds ordinary shares, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of its ordinary shares will be allocated ratably over the U.S. Holder’s holding period. The amounts allocated to the taxable year of the sale or disposition and to any year before we became a PFIC will be taxed as ordinary income. The amount allocated to each other taxable year will be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge will be imposed on the resulting tax liability for each such year. Furthermore, to the extent that distributions received by a U.S. Holder in any year on its ordinary shares exceed 125% of the average of the annual distributions on the ordinary shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, such distributions will be subject to taxation in the same manner. If we are a PFIC for any taxable year during which a U.S. Holder owns ordinary shares, we will generally continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding years during which the U.S. Holder owns the ordinary shares, even if we cease to meet the threshold requirements for PFIC status. If we are a PFIC for any taxable year but cease to be a PFIC for subsequent years, U.S. Holders should consult their tax advisers regarding the advisability of making a “deemed sale” election that will allow them to eliminate the continuing PFIC status under certain circumstances.

Alternatively, if we are a PFIC for any taxable year and if our ordinary shares are “regularly traded” on a “qualified exchange,” a U.S. Holder can make a mark-to-market election that will result in tax treatment different from the general tax treatment for PFICs described above. The ordinary shares will be treated as “regularly traded” for any calendar year in which more than a de minimis quantity of the ordinary shares are traded on a qualified exchange on at least 15 days during each calendar quarter. Nasdaq, where the ordinary shares are listed, is a qualified exchange for this purpose. If a U.S. Holder of ordinary shares makes a timely mark-to-market election, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the ordinary shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ordinary shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark- to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the ordinary shares will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ordinary shares in a year in which we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess treated as a capital loss). If a U.S. Holder of ordinary shares makes a timely mark-to-market election, distributions paid on ordinary shares will be treated as discussed under “—Taxation of Distributions” above. U.S. Holders should consult their tax advisers regarding the availability and advisability of making a mark-to-market election in their particular circumstances. In particular, U.S. Holders should consider carefully the impact of a mark-to-market election with respect to their ordinary shares given that we may have Lower-tier PFICs and that there is no provision in the Code, Treasury regulations or other official guidance that would permit them to make a mark-to-market election with respect to any Lower-tier PFIC the shares of which are not “regularly traded” as described above.

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

ITEM 11.          QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Exchange Rate Risk. A portion of our revenue and expenses are denominated in foreign currencies. As a result, numerous balances are denominated or linked to these currencies. Foreign currency related fluctuations resulted in $1.0 million net losses in 2019, $1.3 million net losses in 2020 and $0.6 million net losses in 2021. These losses are included in financial expenses, net, as presented in our statements of income.

As of December 31, 2021, balance sheet financial items in U.S. dollars, our functional currency, and those currencies other than the U.S. dollars were as follows:

	U.S. dollars	NIS	Other Currencies	Total
	In thousands of U.S. dollars
Current assets	435,033	6,590	4,548	446,171
Long-term assets	1,239	3,088	980	5,307
Current liabilities	(174,474)	(14,823)	(558)	(189,855)
Long-term liabilities	(46,124)	(6,188)	(253)	(52,565)
Total	215,674	(11,333)	4,717	209,058

In addition, in territories where our prices are based on local currencies, fluctuations in the dollar exchange rate could affect our gross profit margin. We may compensate for such fluctuations by changing product prices accordingly. We also hold a small part of our financial investments in other currencies, mainly NIS and Euro. The dollar value of those investments may decline. A revaluation of 1% of the foreign currencies (i.e. other than U.S. dollar) would not have a material effect on our income before taxes possibly reducing it by $0.4 million.

A significant portion of our costs, including salaries and office expenses are incurred in NIS. Inflation in Israel may have the effect of increasing the U.S. dollar cost of our operations in Israel. If the U.S. dollar declines in value in relation to the New Israeli Shekel, it will become more expensive for us to fund our operations in Israel. A revaluation of 1% of the New Israeli Shekel will affect our income before tax by approximately 0.4%. The exchange rate of the U.S. dollar to the New Israeli Shekel, based on exchange rates published by the Bank of Israel, was as follows:

	Year Ended December 31,
	2019	2020	2021
Average rate for period	3.564	3.437	3.231
Rate at year-end	3.456	3.215	3.110

ITEM 12.          DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.          DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.          MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.          CONTROLS AND PROCEDURES

(a)	Disclosure controls and procedures

Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures as of December 31, 2021, which did not include the internal controls of the business of Vidazoo, our recent acquisition in 2021, have concluded that, as of such date, our disclosure controls and procedures were effective and ensured that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our interim chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

(b)	Management annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting and has assessed the effectiveness of our internal control over financial reporting as of December 31, 2021. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control – Integrated Framework” (2013 framework). Our management has concluded, based on its assessment, that our internal control over financial reporting was effective as of December 31, 2021.

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

ITEM 16.             RESERVED

ITEM 16A.          AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Ms. Sarit Firon, who is an independent director (as defined in the Nasdaq Listing Rules) and serves as our chairperson of the audit committee, qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F.

ITEM 16B.          CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics (which was amended in February 2017) applicable to all of our directors, officers and employees as required by the Nasdaq Listing Rules, which also complies with the definition of a “code of ethics” set out in Section 406(c) of the Sarbanes-Oxley Act of 2002. A copy of the code of ethics can be found on our website at: http://www.perion.com/governance-documents. We granted no waivers under our code of business conduct and ethics in 2021.

ITEM 16C.          PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees for the professional services rendered by our independent accountants Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, for each of the last two fiscal years were as follows (in thousands):

	2020	2021
Audit Fees	$500	$568
Tax Fees	236	181
Audit Related fees	86	394

Total	$822	$1,143

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

Audit-related fees principally include assistance with audit services and consultations, mainly related to follow-on public offerings, mergers and acquisitions.

Our audit committee provides assistance to our board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by pre-approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal control over financial reporting. Our audit committee also oversees the audit efforts of our independent accountants and takes those actions that it deems necessary to satisfy itself that the accountants are independent of management. Our audit committee has authorized all auditing and non-auditing services provided by our independent accountants during 2020 and 2021 and the fees paid for such services.

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

ITEM 16H.          MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTION

Not applicable.

PART III

ITEM 17.             FINANCIAL STATEMENTS

Not applicable.

ITEM 18.             FINANCIAL STATEMENTS

The following financial statements and related auditors’ report are filed as part of this annual report on Form 20-F:

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of directors of Perion Network Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Perion Network Ltd. and subsidiaries ("the Company") as of December 31, 2021 and 2020, the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 16, 2022, expressed an unqualified opinion thereon.

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

Revenue Recognition Gross versus Net presentation

Description of the Matter

As described in Note 2 to the consolidated financial statements, the Company’s revenues are comprised primarily of Search Advertising Revenues and Display Advertising Revenues. To determine whether Search Advertising and Display Advertising revenues should be presented on a gross or net basis, the Company considers whether it controls the promised good or service before transferring that good or service to the customer.

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
Acquisition accounting for Vidazoo Ltd (Vidazoo) business combination

Description of the Matter

As described in Note 4.c to the consolidated financial statements, on October 04, 2021, the Company acquired 100% of the shares of Vidazoo Ltd ("the Vidazoo Acquisition") for a total consideration of $77.7 million, of which $35 million was paid in cash upon the completion of the transaction and $36.6 million as earn-out tied to financial targets over a two-year period. The Vidazoo Acquisition was accounted for as a business combination in accordance with ASC 805 "Business Combinations". Accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their respective fair values, including total identified intangible assets of $39.2 million, which consist primarily of $31 million of technology intangible asset.

Auditing the Company's accounting for the Vidazoo acquisition was complex and involved subjective auditor judgment in applying procedures relating to the fair value measurement of the technology intangible asset. The Company used the discounted cash flow method under the income approach ("the valuation model") to measure the fair value of the technology intangible asset. The significant assumptions used to estimate the fair value of the technology intangible asset included the discount rate applied and certain assumptions that form the basis of the forecasted results, such as revenue growth rates and profitability margins. These significant assumptions are forward-looking and could be affected by future economic and market conditions.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of internal controls over the Company's accounting for acquisitions process, such as controls over the measurement of the technology intangible asset, including the valuation model and underlying assumptions used to develop such estimates.

We performed substantive audit procedures that included, among others, evaluating the completeness and accuracy of the underlying data and the reasonableness of management’s significant assumptions and estimates. These procedures included comparing the significant assumptions to current industry, market and economic trends, historical results of the acquired business and to other relevant third-party industry outlooks. We involved our valuation specialists to assist us in evaluating the appropriateness of the Company’s valuation model as well as the significant assumptions used to estimate the fair value of the technology intangible asset such as the weighted average cost of capital calculation. Our audit procedures included comparing the Company’s discount rate to a discount rate range that was independently developed using publicly available market data for comparable peers. We also evaluated the appropriateness of the related disclosures included in Note 4.c to the consolidated financial statements in relation to the Vidazoo Acquisition.

/s/ KOST FORER GABBAY & KASIERER

A Member of Ernst & Young Global

We have served as the Company‘s auditor since 2004.

Tel-Aviv, Israel

March 16, 2022

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Perion Network Ltd.

Opinion on Internal Control over Financial Reporting

We have audited Perion Network Ltd. and it's subsidiaries' ("the Company") internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on the COSO criteria.

As indicated in the accompanying Management's Report on Internal Control Over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of the business of Vidazoo Ltd. ("Vidazoo") that was acquired during 2021 and included in the 2021 consolidated financial statements of the Company and constitute 4% of total net assets as of December 31, 2021 and 6% of revenues, for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of the business of Vidazoo.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2021 and 2020, the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes, and our report dated March 16, 2022 expressed an unqualified opinion thereon.

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

March 16, 2022

PERION NETWORK LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

	December 31,
	2021	2020
Assets
Current Assets:
Cash and cash equivalents	$104,446	$47,656
Restricted cash	1,089	1,222
Short-term bank deposits	217,200	12,700
Accounts receivable (net of allowance of $891 and $694 at December 31, 2021 and 2020, respectively)	115,361	81,221
Prepaid expenses and other current assets	8,075	4,560
Total Current Assets	446,171	147,359

Property and equipment, net	4,211	6,770
Operating lease right-of-use assets	11,578	20,266
Intangible assets, net	56,700	24,376
Goodwill	189,265	152,303
Deferred taxes	5,228	7,111
Other assets	79	496
Total Assets	$713,232	$358,681

Liabilities and Shareholders' Equity
Current Liabilities:
Accounts payable	$107,730	$72,498
Accrued expenses and other liabilities	40,331	21,188
Short-term operating lease liability	3,615	4,514
Short-term loans and current maturities of long-term loans	-	8,333
Deferred revenues	3,852	5,711
Short-term payment obligation related to acquisitions	38,179	7,869
Total Current Liabilities	193,707	120,113

Long-Term Liabilities:
Long-term operating lease liability	9,774	17,698
Payment obligation related to acquisition	33,250	30,035
Other long-term liabilities	9,541	6,713
Total Liabilities	246,272	174,559
Commitments and Contingencies
Shareholders' Equity:
Ordinary shares of ILS 0.03 par value - Authorized: 60,000,000 and 43,333,333 shares at December 31, 2021 and 2020, respectively; Issued: 43,812,062 and 27,467,313 shares at December 31, 2021 and 2020, respectively; Outstanding: 43,696,723 and 27,351,974 shares at December 31, 2021 and 2020, respectively	375	224
Additional paid-in capital	496,154	251,933
Treasury shares at cost (115,339 shares at December 31, 2021 and 2020)	(1,002)	(1,002)
Accumulated other comprehensive income	(128)	112
Accumulated deficit	(28,439)	(67,145)
Total Shareholders' Equity	466,960	184,122
Total Liabilities and Shareholders' Equity	$713,232	$358,681
The accompanying notes are an integral part of the consolidated financial statements.
F  -  7

PERION NETWORK LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except share and per share data)
	Year ended December 31,
	2021	2020	2019
Revenues:
Display Advertising	$265,323	$148,698	$87,863
Search Advertising	213,175	179,365	173,587
Total Revenues	478,498	328,063	261,450

Costs and Expenses:
Cost of revenues	25,197	22,477	25,520
Traffic acquisition costs and media buy	288,018	197,626	135,891
Research and development	35,348	30,880	22,585
Selling and marketing	53,209	39,085	34,736
General and administrative	20,933	15,819	14,999
Depreciation and amortization	9,897	9,923	9,711
Total Costs and Expenses	432,602	315,810	243,442

Income from Operations	45,896	12,253	18,008
Financial expenses, net	581	2,638	3,470

Income before Taxes on Income	45,315	9,615	14,538
Taxes on income (benefit)	6,609	(610)	1,645

Net Income	$38,706	$10,225	$12,893

Net Earnings per Share - Basic:	$1.13	$0.38	$0.50

Net Earnings per Share - Diluted:	$1.02	$0.36	$0.49

Weighted average number of shares – Basic:	34,397,134	26,687,145	25,965,357

Weighted average number of shares – Diluted:	37,829,725	28,797,747	26,357,585
The accompanying notes are an integral part of the consolidated financial statements.
F  -  8

PERION NETWORK LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

U.S. dollars in thousands
	Year ended December 31,
	2021	2020	2019

Net income	$38,706	$10,225	$12,893

Other comprehensive income (loss):
Change in foreign currency translation adjustment	(315)	49	(185)
Cash Flow Hedge:
Unrealized gain (loss) from cash flow hedges	242	697	445
Less: reclassification adjustment for net gain (loss) included in net income (loss)	(167)	(764)	(272)
Net change	75	(67)	173

Other comprehensive loss	(240)	(18)	(12)

Comprehensive income	$38,466	$10,207	$12,881
The accompanying notes are an integral part of the consolidated financial statements.
F  -  9

PERION NETWORK LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)
	Common shares		Additional paid-in capital	Accumulated Other Comprehensive income (loss)	Retained earnings (Accumulated deficit)	Treasury shares	Total shareholders' equity
	Number of Shares	$	$	$	$	$	$

Balance as of December 31, 2018	25,850,188	211	239,693	142	(90,263)	(1,002)	148,781

Stock-based compensation	-	-	2,293	-	-	-	2,293
Proceeds from exercise of stock-based compensation	392,271	2	1,225	-	-	-	1,227
Other comprehensive loss	-	-	-	(12)	-	-	(12)
Net income	-	-	-	-	12,893	-	12,893

Balance as of December 31, 2019	26,242,459	213	243,211	130	(77,370)	(1,002)	165,182

Stock-based compensation	-	-	4,447	-	-	-	4,447
Proceeds from exercise of stock-based compensation	1,109,515	11	4,275	-	-	-	4,286
Other comprehensive loss	-	-	-	(18)	-	-	(18)
Net income	-	-	-	-	10,225	-	10,225

Balance as of December 31, 2020	27,351,974	224	251,933	112	(67,145)	(1,002)	184,122

Issuance of shares - Offering	14,110,592	133	230,356	-	-	-	230,489
Stock-based compensation	-	-	6,985	-	-	-	6,985
Proceeds from exercise of stock-based compensation	2,234,157	18	6,880	-	-	-	6,898
Other comprehensive loss	-	-	-	(240)	-	-	(240)
Net income	-	-	-	-	38,706	-	38,706

Balance as of December 31, 2021	43,696,723	375	496,154	(128)	(28,439)	(1,002)	466,960
The accompanying notes are an integral part of the consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands
	Year ended December 31,
	2021	2020	2019
Operating activities:
Net income	$38,706	$10,225	$12,893

Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	9,897	9,923	9,711
Stock-based compensation expense	6,985	4,447	2,293
Foreign currency translation	(223)	19	(86)
Accrued interest, net	(300)	(125)	(204)
Deferred taxes, net	(2,755)	(3,093)	(1,756)
Accrued severance pay, net	663	(23)	96
Change in payment obligation related to acquisitions	350	4,646	1,025
Fair value revaluation - convertible debt	-	-	600
Loss from sale of property and equipment	121	10	-

Net changes in operating assets and liabilities:
Accounts receivable, net	(34,239)	(32,049)	6,416
Prepaid expenses and other current assets	(2,781)	(1,185)	646
Operating lease right-of-use assets	8,510	2,595	3,119
Operating lease liabilities	(8,643)	(2,255)	(1,518)
Accounts payable	35,222	24,742	9,459
Accrued expenses and other liabilities	21,446	2,776	1,653
Deferred revenues	(1,853)	1,506	394
Net cash provided by operating activities	$71,106	$22,159	$44,741

Investing activities:
Purchases of property and equipment	$(627)	$(459)	$(1,209)
Proceeds from sale of property and equipment	95	5	492
Short-term deposits, net	(204,500)	10,534	(19,234)
Cash paid in connection with acquisitions, net of cash acquired	(38,438)	(19,000)	(1,200)
Net cash used in investing activities	$(243,470)	$(8,920)	$(21,151)

Financing activities:
Issuance of shares in private placement, net	230,489	-	-
Proceeds from exercise of stock-based compensation	$6,898	$4,286	$1,227
Payments made in connection with acquisition	-	-	(1,813)
Repayment of convertible debt	-	-	(15,850)
Repayment of long-term loans	(8,333)	(8,333)	(8,332)
Net cash provided by (used in) financing activities	$229,054	$(4,047)	$(24,768)

Effect of exchange rate changes on cash and cash equivalents	(33)	81	(20)

Net increase (decrease) in cash and cash equivalents and restricted cash	$56,657	$9,273	$(1,198)

Cash and cash equivalents and restricted cash at beginning of year	48,878	39,605	40,803
Cash and cash equivalents and restricted cash at end of year	$105,535	$48,878	$39,605
The accompanying notes are an integral part of the consolidated financial statements.
F  -  11

PERION NETWORK LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands
	Year ended December 31
	2021	2020	2019
Reconciliation of cash, cash equivalents, and restricted cash to the consolidated balance sheet

Cash and cash equivalents	$104,446	$47,656	$38,389
Restricted cash	1,089	1,222	1,216
Total cash, cash equivalents, and restricted cash	$105,535	$48,878	$39,605

Supplemental Disclosure of Cash Flow Activities:

Cash paid during the year for:
Income taxes	$4,365	$3,180	$4,007
Interest	$203	$1,097	$2,320

Non-cash investing and financing activities:
Creation of new lease right-of-use assets arising from lease liability	$-	$1,671	$25,537
Purchase of property and equipment on credit	$45	$3	$15
The accompanying notes are an integral part of the consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)
NOTE 1:GENERAL
Perion Network Ltd. ("Perion") and its wholly-owned subsidiaries (collectively referred to as the "Company"), is a global technology company that delivers strategic business solutions that enable brands and advertisers to efficiently “Capture and Convince” users across multiple platforms and channels, including interactive connected television – or iCTV. Perion achieves this through its Synchronized Digital Branding capabilities, which are focused on high impact creative; content monetization; its branded search network, in partnership with Microsoft Bing; and social media management that orchestrates and optimizes paid advertising.

On January 14, 2020, the Company completed the acquisition of Content IQ LLC and on July 22, 2020, the assets acquisition of Pub Ocean Limited was consummated.

On October 4, 2021, we also completed the acquisition of Vidazoo Ltd. (for additional information on these acquisitions, see Note 4)

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

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)
Cash and cash equivalents and short-term deposits
The Company considers all short-term, highly liquid and unrestricted cash balances, with stated maturities of three months or less from date of purchase, as cash equivalents. Short-term deposits are bank deposits with maturities of more than three months but less than one year. The short-term deposits as of December 31, 2021 and 2020 are denominated primarily in USD and bear interest at an average annual rate of 0.79% and 0.67%, respectively.
Restricted cash
Restricted cash is comprised primarily of security deposits that are held to secure the Company’s lease obligations. As of December 31, 2021 and 2020, restricted cash balances were $1,089 and $1,222 respectively.
Accounts receivable and allowance for credit losses
Trade accounts receivables are stated at realizable value, net of an allowance for credit losses. The Company evaluates its outstanding accounts receivable and establishes an allowance for credit losses based on information available on their credit condition, current aging, historical experience and future economic and market conditions. These allowances are reevaluated and adjusted periodically as additional information is available.

As of December 31, 2021 and 2020, the Company has recorded an allowance for doubtful debts in the amounts of $891 and $694, respectively.

Total expenses for doubtful debts during 2021, 2020 and 2019 amounted to $82, $323 and $78, respectively.
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
The Company generates revenues primarily from two major sources:
Display Advertising Revenues (“Advertising”) - the Company generates advertising revenues from delivering high impact ad formats through different channels – display, social and video/CTV, creatively designed to capture consumer attention and drive engagement, across a hand-picked portfolio of websites and mobile applications. In addition, the Company also generates advertising revenues from content optimization solutions and services, which are being recognizes once the advertisement partners serve their advertisement across owned and operated properties as well as those of our publishers.
Search Advertising Revenues (“Search Monetization”) - the Company obtains its search revenues from service agreements with its search partners. Search revenue is generated primarily from monthly transaction volume-based fees earned by the Company for making its applications available to online publishers and app developers on a revenue share basis relative to the revenue generated by the search partners.
For more disaggregated information of revenues refer to Note 17.
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
Remaining performance obligations (RPOs) represent amounts collected on contracted revenues that have not yet been recognized. As of December 31, 2021, the aggregate amount of the RPOs was $3,852. The Company anticipates that it will satisfy all of its remaining performance obligation associated with the deferred revenue within the prospective fiscal year.
Accounts receivable includes amounts billed and currently due from customers.
Deferred revenues are recorded when payments are received from customers in advance of the Company's rendering of services.
Revenues recognized during 2021 from amounts included within the Deferred revenues balance at the beginning of the period amounted to $5,711.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)
Cost of revenues
Cost of revenues consists primarily of expenses associated with the operation of the Company’s server hosting, data verification and targeting, campaign creative, labor, as well as content acquisition costs and customer support.
Traffic acquisition costs and media buy
Traffic acquisition costs and media buy consist primarily of payments to publishers and developers who distribute our search properties together with their products, as well as the cost of distributing our own products. In addition, media buy costs consist of the costs of advertising inventory incurred to deliver ads. Traffic acquisition costs are primarily based on revenue share agreements with our traffic sources and the media buy cost are primarily based on CPC and CPM, which are charged as incurred.
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
Capitalized software development costs, net of accumulated amortization, of $1,392 is included in property and equipment in the consolidated balance sheet as of December 31, 2020. No capitalized software development costs, net of accumulated amortization, is included in the consolidated balance sheet as of December 31, 2021 (see Note 5).
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
Severance expenses for the years ended December 31, 2021, 2020 and 2019 amounted to $1,802, $1,755, and $1,270, respectively. The balances of severance deposits and accrued severance pay are immaterial and included in other assets and other long-term liabilities on the accompanying balance sheets, respectively.
Employee benefit plan
The Company’s U.S. operations maintain a retirement plan (the “U.S. Plan”) that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Participants in the U.S. Plan may elect to defer a portion of their pre-tax earnings, up to the Internal Revenue Service’s annual contribution limit. The Company matches up to 100% of each participant’s contributions, up to 4% of employee deferral. Contributions to the U.S. Plan are recorded during the year contributed as an expense in the consolidated statement of income.
Total employer 401(k) contributions for the years ended December 31, 2021, 2020 and 2019 were $683, $624, and $691, respectively.
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
The weighted average number of ordinary shares related to the outstanding options, restricted shares, convertible debt and warrants excluded from the calculations of diluted net earnings per ordinary share, as these securities are anti-dilutive, was 1,035,307, 3,178,024, and 4,087,559 for the years ended December 31, 2021, 2020 and 2019, respectively.

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
The Company’s major customers are financially sound, and the Company believes low credit risk is associated with these customers. To date, the Company has not experienced any material credit losses.

The allowance against gross trade receivables reflects the current expected credit loss inherent in the receivables portfolio determined based on the Company’s methodology. The Company’s methodology is based on historical collection experience, customer creditworthiness, current and future economic condition, and market condition. Additionally, specific allowance amounts are established to record the appropriate provision for customers that have a higher probability of default. Trade receivables are written off after all reasonable means to collect the full amount have been exhausted.
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
The Company recognizes compensation expenses for the value of its awards, which have graded vesting based on service conditions, using the straight-line method, over the requisite service period of each of the awards, net of estimated forfeitures. Estimated forfeitures are based on actual historical pre-vesting forfeitures. For performance-based share units, the Company recognizes compensation expenses for the value of such awards, if and when the Company concludes that it is probable that a performance condition will be achieved based on the accelerated attribution method over the requisite service period. The Company reassess the probability of vesting at each reporting period for awards with performance conditions and adjust compensation cost based on its probability assessment.
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

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)
The following table presents the various assumptions used to estimate the fair value of the Company's share-based awards granted to employees and directors in the periods presented:
	Year ended December 31
	2021	2020	2019

Risk-free interest rate	0.94% - 1.52%	0.29% - 1.60%	0.70% - 2.90%
Expected volatility	59% - 60%	53% - 59%	43% - 55%
Early exercise factor	130% - 200%	110% - 200%	110% - 230%
Forfeiture rate post vesting	1% - 27%	0% - 34%	0% - 34%
Dividend yield	0%	0%	0%
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
In order to mitigate the potential adverse impact on cash flows resulting from fluctuations in the exchange rate of the new Israeli shekels (“ILS”), the Company hedges portions of its forecasted expenses denominated in ILS with SWAP, forward and options contracts. The Company does not speculate in these hedging instruments in order to profit from foreign currency exchanges, nor does it enter into trades for which there are no underlying exposures.
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

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)
Additionally, in order to mitigate the potential adverse impact of the fluctuations in the ILS-USD exchange rate in connection with the convertible debt, the Company has entered into a cross currency interest rate SWAP agreement (the “SWAP”) in order to hedge the future interest and principal payments, which are all denominated in ILS. However, since the convertible debt was measured at fair value at each reporting date, the SWAP does not qualify and was not designated as hedge under ASC 815. Therefore, gains or losses resulted from the change of the SWAP's fair value were recognized immediately as incurred in "financial expenses, net". The Company measured the fair value of these contracts in accordance with ASC 820, "Fair Value Measurement and Disclosures", and they were classified as level 2. On June 6, 2019, the SWAP agreements were terminated concurrently with the early redemption of the convertible bond.
The notional value of the Company’s derivative designed as hedging instruments as of December 31, 2021 and 2020, amounted to $5,071 and $0, respectively.
The notional value of the Company’s derivative not designed as hedging instruments as of December 31, 2021 and 2020, amounted to $2,876 and $0, respectively. Notional values in USD are translated and calculated based on the spot rates for options and swap. Gross notional amounts do not quantify risk or represent assets or liabilities of the Company; however, they are used in the calculation of settlements under the contracts.
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

Recent Accounting Pronouncements not yet adopted

In October 2021 the FASB ASU 2021-08, Topic 805 “Business Combinations” – Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. The amendments in this update require that an entity (acquirer) recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606. At the acquisition date, an acquirer should account for the related revenue contracts in accordance with Topic 606 as if it had originated the contracts. To achieve this, an acquirer may assess how the acquiree applied Topic 606 to determine what to record for the acquired revenue contracts. The amendments in this update are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, and early adoption is permitted. The Company is currently assessing the impact of the new guidance on its consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table present assets and liabilities measured at fair value on a recurring basis as of December 31, 2021:

	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets:
Derivative assets	$-	$75	$-	$75

Total financial assets	$-	$75	$-	$75

Liabilities:
Contingent consideration in connection to the acquisitions	-	-	63,550	63,550

Total financial liabilities	$-	$-	$63,550	$63,550

The following table present assets measured at fair value on a recurring basis as of December 31, 2020:

	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Liabilities:
Contingent consideration in connection to the acquisitions	$-	$-	$31,859	$31,859

Total financial liabilities	$-	$-	$31,859	$31,859

NOTE 4:ACQUISITIONS

a.Content IQ LLC

On January 14, 2020, the Company consummated the acquisition of Content IQ LLC (“Content IQ”), a privately held company founded in 2014, based in New York City. Content IQ has created data algorithm and analytics tools that deconstruct content, revenue and distribution to solve current major digital publishing challenges.

The total consideration for the acquisition was $37,838, comprised of $15,000 paid in cash at closing and a contingent consideration (with a maximum amount of up to $47,050), tied to revenues and EBITDA-based metrics over a period of two years, estimated at fair value of $22,838 on the acquisition date. As of December 31, 2021, the contingent consideration is estimated at fair value of $17,844. The change in fair value of the contingent consideration was recorded to general and administrative expenses. In addition, the acquisition includes a retention-based component of up to $11,000.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

b.Pub Ocean

On July 22, 2020, the Company acquired the net assets of Pub Ocean Limited, also known as “Pub Ocean” (the "Pub Ocean Acquisition"), a rapidly growing digital publisher-focused technology company with scalable content distribution and real-time revenue analytics technology.

The total consideration for the acquisition was $13,399, comprised of $4,000 paid in cash at closing and a contingent consideration (with a maximum amount of up to $17,000), tied to financial targets over a two-year period, estimated at fair value of $9,399 on the acquisition date. As of December 31, 2021, the contingent consideration is estimated at fair value of $8,963. The change in fair value of the contingent consideration was recorded to general and administrative expenses. In addition, the acquisition includes a retention-based component of up to $1,000.

c.Vidazoo

On October 4, 2021, the Company consummated the acquisition of Vidazoo Ltd., also known as “Vidazoo” (the “Vidazoo Acquisition”), a leading video technology company that enables both advertisers and publishers to deliver high impact content and advertising to consumers.

The total consideration for the acquisition was $77,748, comprised of $35,000 paid in cash at closing, contingent consideration (with a maximum amount of up to $58,545), tied to financial targets over a period of 2.25 years, estimated at fair value of $36,613 on the acquisition date, and a net working capital in the amount of $6,135 which will be set-off against collection. As of December 31, 2021, the contingent consideration is estimated at fair value of $36,743.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the acquisition date:
Fair value
Net Assets	6,291
Technology	31,005
Customer Relationship	8,194
Deferred Taxes	(4,704)
Goodwill	36,962
Net assets acquired	$77,748

Technology includes publishing orchestration system with proprietary data algorithms and analytic tools which deconstruct content, revenue and distribution to solve digital publishing challenges. The technology is amortized over the estimated useful life of 7 years using the straight-line method.

Customer relationships is derived from customer contracts and related customer relationships with existing customers. Customer relationships is amortized based on the accelerated method over the estimated useful life of 8 years.

Pro forma results of operations related to this acquisition have not been presented because they are not material to the Company’s consolidated statements of operations.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5: PROPERTY AND EQUIPMENT, NET

	December 31,
	2021	2020
Cost:
Computers and peripheral equipment	$7,219	$6,776
Office furniture and equipment	2,686	2,682
Leasehold improvements	8,392	8,658
Capitalized software	12,473	12,473

Total cost	30,770	30,589
Less: accumulated depreciation and amortization	(26,559)	(23,819)
Property and equipment, net	$4,211	$6,770

Depreciation expenses totaled to $3,022, $4,662, and $5,455, for the years ended December 31, 2021, 2020 and 2019, respectively.

Depreciation expense for the related capitalized internally developed software in the consolidated statements of income amounted to $1,392, $3,056, and $3,607 during 2021, 2020 and 2019, respectively.

NOTE 6:GOODWILL AND OTHER INTANGIBLE ASSETS, NET

a.Goodwill

The changes in the net carrying amount of goodwill in 2021 and 2020 were as follows:

Balance as of January 1, 2020	$125,809

Acquisition of Content IQ	$23,361

Acquisition of Pub Ocean	$3,133

Balance as of December 31, 2020	$152,303

Acquisition of Vidazoo	$36,962

Balance as of December 31, 2021	$189,265

Goodwill has been recorded as a result of prior acquisitions and represents excess of the consideration over the net fair value of the assets of the businesses acquired. As of December 31, 2021, the Company has two reporting units – Display advertising and Search advertising. The Company performs tests for impairment of goodwill at the reporting unit level at least annually, or more frequently if events or changes in circumstances occur that would more likely than not reduce the fair value of a reporting unit below its carrying value.

No impairment was incurred for the years ended December 31, 2021, 2020 and 2019.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

b.Intangible assets, net

The following is a summary of intangible assets as of December 31, 2021:

	December 31, 2020	Additions	Amortization	December 31, 2021

Acquired technology	$53,412	$31,005	$-	$84,417
Accumulated amortization	(25,548)	-	(5,589)	(31,137)
Impairment	(8,749)	-	-	(8,749)
Acquired technology, net	19,115	31,005	(5,589)	44,531

Customer relationships	36,860	8,194	-	45,054
Accumulated amortization	(22,161)	-	(1,057)	(23,218)
Impairment	(10,426)	-	-	(10,426)
Customer relationships, net	4,273	8,194	(1,057)	11,410

Tradename and other	18,503	-	-	18,503
Accumulated amortization	(12,405)	-	(229)	(12,634)
Impairment	(5,110)	-	-	(5,110)
Tradename and other, net	988	-	(229)	759

Intangible assets, net	$24,376	$39,199	$(6,875)	$56,700

The following is a summary of intangible assets as of December 31, 2020:

	December 31, 2019	Additions	Amortization	OCI	December 31, 2020

Acquired technology	$31,159	$22,101	$-	$152	$53,412
Accumulated amortization	(21,810)	-	(3,579)	(159)	(25,548)
Impairment	(8,749)	-	-	-	(8,749)
Acquired technology, net	600	22,101	(3,579)	(7)	19,115

Customer relationships	31,911	4,901	-	48	36,860
Accumulated amortization	(20,727)	-	(1,465)	31	(22,161)
Impairment	(10,426)	-	-	-	(10,426)
Customer relationships, net	758	4,901	(1,465)	79	4,273

Tradename and other	18,284	-	-	219	18,503
Accumulated amortization	(11,897)	-	(217)	(291)	(12,405)
Impairment	(5,110)	-	-	-	(5,110)
Tradename and other, net	1,277	-	(217)	(72)	988

Intangible assets, net	$2,635	$27,002	$(5,261)	$-	$24,376

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

The estimated useful life of the intangible assets are as follows:

Estimated useful life
Acquired technology	4-7 years
Customer relationships	5-8 years
Tradename and other	4-11 years

Amortization of intangible assets, net, in each of the succeeding five years and thereafter is estimated as follows:

2022	$11,275
2023	11,150
2024	10,963
2025	7,137
2026	5,735
Thereafter	10,440

$56,700

NOTE 7:  ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2021	2020

Employees and payroll accruals	$19,597	$13,970
Obligation related to acquisitions	8,725	-
Government authorities	6,706	3,422
Accrued expenses	4,560	3,003
Other short-term liabilities	743	793

	$40,331	$21,188

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:        DERIVATIVES AND HEDGING ACTIVITES

The fair value of the Company’s outstanding derivative instruments is as follows:

		December 31,
	Balance sheet	2021	2020

Derivatives designate as hedging instruments:

Foreign exchange forward contracts and other derivatives	''Prepaid expenses and other current assets''	$75	$-
	''Accumulated other comprehensive income''	75	-

Derivatives not designated as hedging instruments:

Foreign exchange forward contracts and other derivatives	''Prepaid expenses and other current assets''	$21	$-
	''Accrued expenses and other liabilities''	3	-

The net amounts reclassified from accumulated other comprehensive loss to the operating expenses are as follows:

	Gain recognized in Statements of Comprehensive Income		Gain (loss) recognized in consolidated statements of Income
	Year ended December 31,		Year ended December 31,
	2021	Statement of Income	2021	2020	2019
Derivatives designated as hedging instruments:
Foreign exchange options and forward contracts	$(75)	"Operating expenses"	$167	$764	$272

Derivatives not designated as hedging instruments:
Foreign exchange options and forward contracts	-	"Financial expenses"	24	(166)	59
SWAP	-	"Financial expenses"	-	-	380

Total	$(75)		$191	$598	$711

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

On March 8, 2021, the Company early repaid the full amount of its loan facility with bank Mizrachi of a principal amount of $8,333 together with the accumulated interest up to this date as per the agreement.

NOTE 10: LEASES

In January 2014, the Company entered into a lease agreement for new corporate offices in Holon, Israel. The lease expires in January 2025, with an option by the Company to extend for two additional terms of 24 months each. The Company sublease part of the office to three different sub-tenants.

In June 2018, Undertone entered into a lease agreement for its office at World Trade Center (WTC) New York. The lease expires in May 2026. Additionally, the Company may choose an early termination in 2024.

In January 2019, the Company’s French subsidiary entered into a lease agreement for its office at Paris, France. The Company chose an early termination during December 2021.

Certain other facilities of the Company are rented under operating lease agreements, which expire on various dates, the latest of which is in 2023. The Company recognizes rent expense under such arrangements on a straight-line basis.

The Company's capitalized operating lease agreements have remaining lease terms ranging from 0.67 year to 4.33 years.

The following table represents the weighted-average remaining lease term and discount rate:

Year ended
December 31, 2021
Weighted average remaining lease term	3.72 Years
Weighted average discount rate	7.67%

The discount rate was determined based on the estimated collateralized borrowing rate of the Company, adjusted to the specific lease term and location of each lease.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

Maturities of operating lease liabilities were as follows:

Year ending December 31,
2022	4,485
2023	4,104
2024	4,101
2025	2,057
Thereafter	622

Total lease payments *)	15,369

Less – imputed interest	(1,980)

Present value of lease liabilities	$13,389

*) Total lease payments have not been reduced by sublease rental payments of $5,838 due in the future under non-cancelable subleases.

Facilities leasing expenses (net) in the years 2021, 2020 and 2019 were $4,441, $3,493, and $3,076 respectively. Out of which, Sublease income amounted to $2,838, $2,682 and $2,213 in the years 2021, 2020 and 2019, respectively.

Cash paid for amounts included in measurement of lease liabilities during 2021 was $8,465.

NOTE 11:COMMITMENT AND CONTINGENT LIABILITIES

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

NOTE 12:SHAREHOLDERS' EQUITY

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

As of December 31, 2021, there were 625,477 ordinary shares reserved for future share-based awards under the Plan.

The following table summarizes the activities for the Company’s service-based share options for the year ended December 31, 2021:

		Weighted average
	Number of options	Exercise price	Remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2021	4,527,047	$3.24	21.79	$42,942
Granted	1,567,323	1.22	-	-
Exercised	(2,219,157)	3.11	-	39,395
Cancelled	(300,812)	4.82	-	-
Outstanding at December 31, 2021	3,574,401	$2.46	45.90	$77,173

Exercisable at December 31, 2021	968,706	$4.45	4.27	$18,984

Vested and expected to vest at December 31, 2021	3,432,075	$2.54	2.13	$73,693

The weighted-average grant-date fair value of options granted during the years ended December 31, 2021, 2020 and 2019 was $18.55, $3.14, and $1.75, respectively.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

The aggregate intrinsic value of the outstanding share options at December 31, 2021, represents the intrinsic value of all outstanding options since they were all in-the-money as of such date.

The number of options expected to vest reflects an estimated forfeiture rate.

The following table summarizes the activities for the Company’s performance-based share options for the year ended December 31, 2021:

		Weighted average
	Number of Performance based options	Exercise price	Remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2021	769,311	$2.78	40.53	7,653
Granted	436,963	-	-	-
Exercised	(15,000)	-	-	228
Cancelled	(287,374)	-	-	-

Outstanding at December 31, 2021	903,900	$2.37	46.16	$19,599

Exercisable at December 31, 2021	300,000	$5.35	5.58	$5,610

Vested and expected to vest at December 31, 2021	903,400	$2.37	2.50	$19,526

The weighted-average grant-date fair value of options granted during the year ended December 31, 2021 and 2020 was $20.03 and $3.12, respectively. No performance-based options were granted during 2019.

The aggregate intrinsic value of the outstanding performance-based options at December 31, 2021, represents the intrinsic value of all outstanding options since they were all in-the-money as of such date.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

The following table summarizes additional information regarding outstanding and exercisable service-based options under the Company's share Option Plan as of December 31, 2021:

	Outstanding			Exercisable
Range of exercise price	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price

$0.01	2,009,425	78.46	$0.01	8,658	78.18	$0.01
2.52 – 3.38	521,053	3.01	3.16	456,651	2.94	3.16
4.23 – 5.90	493,433	4.45	5.01	287,651	4.02	4.92
6.23 – 8.34	450,989	4.49	6.77	214,413	4.45	6.72
$12.02 – 21.35	99,501	6.24	16.28	1,333	6.11	12.02

	3,574,401	45.90	$2.46	968,706	4.27	$4.45

The following table summarizes additional information regarding outstanding and exercisable performance-based options under the Company's share Option Plan as of December 31, 2021:

	Outstanding			Exercisable
Range of exercise price	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price

$0.01	503,900	78.37	$0.01	-	-	$-
$5.35	400,000	5.58	5.35	300,000	5.58	5.35

	903,900	46.16	$2.37	300,000	5.58	$5.35

The Company recognized share-based compensation expenses related to its share-based awards in the consolidated statements of operations as follows:

	Year ended December 31,
	2021	2020	2019

Cost of revenues	$171	$102	$164
Research and development	946	887	488
Selling and marketing	3,248	1,898	515
General and administrative	2,620	1,560	1,126

Total	$6,985	$4,447	$2,293

As of December 31, 2021, there was $16,293 of unrecognized compensation cost related to outstanding options. These amounts are expected to be recognized over a weighted-average period of 1.59 years related to outstanding options. To the extent the actual forfeiture rate is different from what has been estimated, share-based compensation related to these awards will differ from the initial expectations.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

c.As part of the acquisition of Undertone, the Company granted warrants to purchase 66,666 ordinary shares, at a weighted average exercise price of $9.09 per share, to a third-party vendor that provides development services to Undertone. The warrants were exercisable until December 27, 2020 and wasn’t exercised by this date. No expense incurred in 2020. The total expense incurred in 2019 was $59.

NOTE 13:FINANCIAL INCOME (EXPENSE), NET

	Year ended December 31,
	2021	2020	2019

Financial income:
Interest income	$539	$287	$624
Change in fair value of SWAP	-	-	380
Other	-	45	147
	$539	$332	$1,151

Financial expense:
Foreign currency translation losses	$(528)	$(1,537)	$(950)
Interest expense on debts	(119)	(1,045)	(2,334)
Change in fair value of convertible debt	-	-	(600)
Bank charges and other	(473)	(388)	(737)
	$(1,120)	$(2,970)	$(4,621)

Financial expense, net	$(581)	$(2,638)	$(3,470)

NOTE 14:INCOME TAXES

a.Income before taxes on income
Income before taxes on income is comprised as follows:

	Year ended December 31,
	2021	2020	2019

Domestic	$38,854	$12,175	$21,095
Foreign	6,461	(2,560)	(6,557)

Total	$45,315	$9,615	$14,538

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

b.Taxes on income

Taxes on income are comprised as follows:

	Year ended December 31,
	2021	2020	2019

Current taxes	$7,891	$2,498	$3,816
Taxes in respect of previous years	1,476	6	(129)
Deferred tax benefit	(2,758)	(3,114)	(2,042)

Total	$6,609	$(610)	$1,645
Taxes on income by jurisdiction were as follows:

	Year ended December 31,
	2021	2020	2019

Domestic	$8,060	$1,031	$3,055
Foreign	(1,451)	(1,641)	(1,410)

Total	$6,609	$(610)	$1,645

Domestic:
Current taxes	$7,447	$1,466	$3,519
Deferred tax benefit	(980)	(984)	(197)
Taxes in respect of previous years	1,593	549	(267)

Total - Domestic	$8,060	$1,031	$3,055

Foreign:
Current taxes	$444	$1,032	$297
Deferred tax benefit	(1,778)	(2,130)	(1,845)
Taxes in respect of previous years	(117)	(543)	138

Total - Foreign	$(1,451)	$(1,641)	$(1,410)

Total income tax expense (benefit)	$6,609	$(610)	$1,645

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)
c.Deferred Taxes
Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31,
	2021	2020
Deferred tax assets:
Net operating loss and other losses carry forwards	$4,955	$4,049
Research and development	3,629	2,287
Intangible assets	(3,251)	1,476
Other temporary differences mainly relating to reserve and allowances	2,539	1,553
Deferred tax assets, before valuation allowance	$7,872	$9,365
Valuation allowance	2,644	2,254
Total deferred tax assets, net	$5,228	$7,111

Domestic:
Long term deferred tax asset (liability), net	$(732)	$2,034
	$(732)	$2,034

Foreign:
Long term deferred tax asset, net	$5,960	$5,077
	$5,960	$5,077

Total deferred tax asset, net	$5,228	$7,111
The $390 change in the total valuation allowance for the year ended December 31, 2021, relates to the projected utilization of certain operating loss carry-forwards and temporary differences for which a full valuation allowance was previously recorded.

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
	Year ended December 31,
	2021	2020	2019

Income before taxes on income	$45,315	$9,615	$14,538
Statutory tax rate in Israel	23.0%	23.0%	23.0%
Theoretical tax expense	$10,422	$2,211	$3,344

Increase (decrease) in tax expenses resulting from:
"Preferred Enterprise" benefits *	(5,610)	(1,701)	(2,973)
Non-deductible expenses	710	2,409	374
Tax adjustment in respect of different tax rate of foreign subsidiaries	226	228	397
Deferred taxes related to prior years	(922)	(1,576)	-
Previous years taxes	1,476	(147)
Change in valuation allowance	390	(2,097)	421
Other	(83)	63	82

Taxes on income	$6,609	$(610)	$1,645

* Benefit per ordinary share from "Preferred Enterprise" status:

Basic	$0.16	$0.06	$0.11
Diluted	$0.15	$0.06	$0.11
e.Income tax rates
Taxable income of Israeli companies was generally subject to corporate tax at the rate of 23% in 2021, 2020 and 2019. However, the effective tax rate payable by a company that derives income from a Preferred Enterprise or a Preferred Technological Enterprise (as discussed below) may be considerably lower.
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
The Company’s Israeli operations elected “Preferred Enterprise” status, starting in 2011.
Benefits granted to a Preferred Enterprise include reduced tax rates. As part of the Economic Efficiency Law (Legislative Amendments for Accomplishment of Budgetary Targets for Budget Years 2017-2018), 5777-2016, the tax rate is 16% for all areas other than Development Area A (which was 7.5% from 2017 onward).
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
g.The New Technological Enterprise Incentives Regime (Amendment 73 to the Investment Law)
In December 2016, the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which includes Amendment 73 to the Law for the Encouragement of Capital Investments ("Amendment 73") was published and came into effect in May 2017 when regulations were promulgated by the Finance Ministry to implement the "Nexus Principles" based on OECD guidelines published as part of the Base Erosion and Profit Shifting (BEPS) project. According to Amendment 73, a Preferred Technological Enterprise, as defined in Amendment 73, with total consolidated revenues of less than NIS 10 billion, shall be subject to 12% tax rate on income derived from intellectual property (in development area A—a tax rate of 7.5%). In order to qualify as a Preferred Technological Enterprise certain criteria must be met, such as a minimum ratio of annual R&D expenditure and R&D employees, as well as having at least 25% of annual revenues derived from exports.
Any dividends distributed from income from the preferred technological enterprises will be subject to tax at a rate of 20%. Amendment 73 further provides that, in certain circumstances, a dividend distributed to a foreign corporate shareholder, would be subject to a 4% tax rate (if the percentage of foreign shareholders exceeds 90%).

The Company assessed the criteria for qualifying as a “Preferred Technological Enterprise,” status and concluded that the Company and certain of its Israeli subsidiaries are eligible to the above-mentioned benefits.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)
h.Uncertain tax positions
A reconciliation of the beginning and ending balances of the total amounts of unrecognized tax benefits is as follows:
	December 31,
	2021	2020

Balance at the beginning of the year	$4,525	$4,232
Increase related to prior year tax positions, net	1,285	293
Increase related to current year tax positions, net	1,118	-

Balance at the end of the year	$6,928	$4,525
In 2021, the Company recognizes interest accrued related to unrecognized tax benefits and penalties in tax expenses. The Company had $834 and $1,017 for the payment of interest and penalties accrued at December 31, 2021, and 2020, respectively which are included in the balance at the end of the year.
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
The Company’s tax assessments in Israel and the U.S. Federal for tax years prior to 2016 and 2017 respectively are considered final. The Company has net operating losses in the U.S. from prior tax periods beginning in 2011 which may be subject to examination upon utilization in future tax periods.
i.Tax loss carry-forwards

As of December 31, 2021, the Company’s U.S. subsidiaries have Federal net operating loss carry-forwards of $6,752 and States net operating loss carry-forwards of $5,883. Net operating losses generated in fiscal years prior to 2018 in the U.S. may be carried forward through periods which will expire in the years starting from 2031 up to 2035. Net operating losses generated in 2018 and subsequent years in the U.S. may be carried forward indefinitely for Federal tax purposes yet are subject to certain limitations. Different states have varying rules regarding utilization and expiration of net operating losses. Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

As of December 31, 2021, the Company’s European subsidiaries have net operating loss carry-forwards of $7,293 which may be carried forward indefinitely.

The Company has accumulated net operating losses for Israeli tax purposes as of December 31, 2021, in the amount of approximately $8,534 which may be carried forward and offset against taxable income in the future for an indefinite period. The net operating losses may be offset against taxable income annually with a limitation of up to 20% of the total accumulated losses but not more than 50% of the Company's taxable income. The limitation applies during the years 2020-2024. In addition, the Company has accumulated capital losses for tax purposes as of December 31, 2021, of approximately $1,643, which may be carried forward and offset against taxable capital gains in the future for an indefinite period, but are limited as stated above.

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

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:EARNINGS PER SHARE

The table below presents the computation of basic and diluted net earnings per common share:

	Year ended December 31,
	2021	2020	2019
Numerator:
Net income attributable to ordinary shares - basic	$38,706	$10,225	$12,893

Net income - diluted	$38,706	$10,225	$12,893

Denominator:
Number of ordinary shares outstanding during the year	34,397,134	26,687,145	25,965,357
Weighted average effect of dilutive securities:
Employee options and restricted share units	3,432,591	2,110,602	392,228

Diluted number of ordinary shares outstanding	37,829,725	28,797,747	26,357,585

Basic net earnings per ordinary share	$1.13	$0.38	$0.50

Diluted net earnings per ordinary share	$1.02	$0.36	$0.49

Potential ordinary shares equivalents excluded because their effect would have been anti-dilutive	1,035,307	3,178,024	4,087,559

NOTE 16:MAJOR CUSTOMERS

A substantial portion of the Company's revenue is derived from search fees and online advertising, the market for which is highly competitive and rapidly changing. Significant changes in this industry or in customer buying behavior would adversely affect the Company’s operating results.

The following table sets forth the customers that represent 10% or more of the Company’s total revenues in each of the years presented below:

	Year ended December 31,
	2021	2020	2019

Customer A	37%	51%	63%

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17:GEOGRAPHIC INFORMATION

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

The following table presents the total revenues for the years ended December 31, 2021, 2020 and 2019, allocated to the geographic areas in which they were generated:

	Year ended December 31,
	2021	2020	2019

North America (mainly U.S.)	$423,571	$272,220	$195,903
Europe	48,109	49,222	50,669
Other	6,818	6,621	14,878

	$478,498	$328,063	$261,450

The total revenues are attributed to geographic areas based on the location of the end-users.

The following table presents the locations of the Company’s long-lived assets as of December 31, 2021 and 2020:

	December 31,
	2021	2020

Israel	$8,049	$11,343
U.S.	7,524	10,157
Europe	216	5,536

	$15,789	$27,036

ITEM 19.EXHIBITS:

Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished
1.1	Memorandum of Association of Perion, as amended and restated (translated from Hebrew)					*
1.2	Articles of Association of Perion, as amended and restated					*
2.1	Description of Perion’s Securities registered pursuant to Section 12 of the Securities Exchange Act of 1934					*
4.1†	Perion 2003 Israeli Share Option Plan and U.S. Addendum	20-F	000-51694	4.1	April 29, 2013
4.2†	Perion Equity Incentive Plan	6-k	000-51694	99.9	October 15, 2013
4.3†	Compensation Policy for Directors and Officers, as amended on December 2, 2021					*
4.4†	Translation of a certain Credit Agreement by and between Perion Network Ltd. and Mizrahi Tefahot Bank Ltd., effective as of December 17, 2018	20-F	000-51694	4.16	March 19, 2019
4.5†	A Form of Indemnification Letter Agreement between the Company and its Present and Future Directors and Officers	20-F	000-51694	4.17	March 27, 2018
4.6†	Bing Services Framework Agreement by and between Perion Network Ltd. and Microsoft Ireland Operations Limited, effective as of January 1, 2021***	20-F	000-51694	4.6	March 25, 2021
4.7	Membership Interest Purchase Agreement by and between Perion Network Ltd., Mr. Assaf Katzir, Mr. Ziv Yarmiyahu and Content IQ LLC, dated January 14, 2020***	20-F	000-51694	4.7	March 25, 2021
4.8	Summary in English of Lease Agreement by and between Perion Network Ltd. and Kanit HaShalom Investments Ltd., dated January 28, 2014, as amended on October 7, 2015 and December 26, 2019	20-F	000-51694	4.8	March 16, 2020
8.1	List of Subsidiaries					*
12.1	Certification required by Rule 13a-14(a) or Rule 15d-14(a) executed by the Chief Executive Officer of the Company					*
12.2	Certification required by Rule 13a-14(a) or Rule 15d-14(a) executed by the Chief Financial Officer of the Company					*
13.1	Certification required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code					**
13.2	Certification required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code					**
15.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, Independent Auditors					*
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104**	Inline XBRL for the cover page of this Annual Report on Form 20-F (embedded within the Inline XBRL document)
_________________

*	Filed herewith.
**	Furnished herewith.
***
Certain confidential information contained in this document, marked by brackets, was omitted because it is both (i) not material and (ii) would likely cause competitive harm to the Company if publicly disclosed. “[***]” indicates where the information has been omitted from this exhibit.

†	Indicates management contract or compensatory plan or arrangement.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PERION NETWORK LTD.

By:	/s/ Doron Gerstel
Name: Doron Gerstel
Title: Chief Executive Officer

By:	/s/ Maoz Sigron
Name: Maoz Sigron
Title: Chief Financial Officer

Date: March 16, 2022