Form 20-F
period 2022-12-31
Perion Network Ltd.
filed 2023-03-15
CIK 1338940

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

As of December 31, 2022, the Registrant had outstanding 46,172,393 ordinary shares, par value NIS 0.03 per share (excluding treasury shares).

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒ No ☐

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

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes ☐ No ☒

INTRODUCTION

Terms

As used herein, and unless the context suggests otherwise, the terms “Perion,” “Company,” “we,” “us” or “ours” refer to Perion Network Ltd. and subsidiaries. References to “dollar” and “$” are to U.S. dollars, the lawful currency of the United States, and references to “NIS” are to New Israeli Shekels, the lawful currency of the State of Israel. This annual report on Form 20-F contains translations of certain NIS amounts into U.S. dollars at specified rates solely for your convenience. These translations should not be construed as representations by us that the NIS amounts actually represent such U.S. dollar amounts or could, at this time, be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, we have translated NIS amounts into U.S. dollars at an exchange rate of NIS 3.519 to $1.00, the representative exchange rate reported by the Bank of Israel on December 31, 2022.

This Annual Report contains estimates, projections and other information concerning our industry and our business, as well as data regarding market research, estimates and forecasts prepared by our management. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those discussed under the headings “Cautionary Statement Regarding Forward-Looking Statements” and Item 3.D. “Risk Factors” in this Annual Report.

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

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

•	The generation of search advertising revenue through publishers is subject to competition. If we cannot compete effectively in this market, our revenue is likely to decline.

•
Should the methods used for the distribution of our search solution, be blocked, constrained, limited, materially changed, based on a change of policies, technology or otherwise (as has happened in the past), or made redundant by any of our search engine providers, our ability to generate revenue from our users’ search activity could be significantly reduced.

•
Should the providers of platforms, particularly browsers, further block, constrain or limit our ability to offer or change search properties, or materially change their policies, technology or the way they operate, our ability to generate revenue from our users’ search activity could be significantly reduced.

•
Our advertising customers, comprised of brands, advertising agencies, demand side platforms (“DSPs”) and supply side platforms (“SSPs”), may reduce or terminate their business relationship with us at any time which could have a material adverse effect on our business, financial condition and results of operation.

•
Large and established internet and technology companies, such as Google, Meta and Amazon, play a substantial role in the digital advertising market and may significantly harm our ability to operate in this industry.

•	We depend on supply sources to provide us with advertising inventory in order for us to deliver advertising campaigns in a cost-effective manner.

•	Non-compliance with industry self-regulation could negatively impact our Display Advertising business, brand and reputation.

•	The advertising industry is highly competitive. If we cannot compete effectively and overcome the technological gaps in this market, our revenue is likely to decline.

•
If our campaigns are not able to reach certain performance goals or we are unable to measure certain metrics proving achievement of those goals, this could have a material adverse effect on our business.

•
Increased availability of advertisement-blocking technologies could limit or block the delivery or display of advertisements by our solutions, which could undermine the viability of our business financial condition and results of operations.

•
Our Advertising business depends on our ability to collect and use data, and any limitation on the collection to use of this data could significantly diminish the value of our solutions and cause us to lose customers, revenue and profit.

•
If we do not continue to innovate and provide high-quality advertising solutions and services, we may not remain competitive, and our business and results of operations could be materially adversely affected.

•	Our growth depends in part on the success of our relationships with advertising agencies, DSPs and SSPs.

•	Our products are dependent on the platform terms of use and policies that are subject to changes out of our control.

•	Global economic and market conditions and actions taken by our customers, suppliers and other business partners in markets in which we operate might materially adversely impact us.

•	A loss of the services of our senior management and other key personnel could adversely affect execution of our business strategy.

•
We have acquired and may continue to acquire other businesses. These acquisitions divert a substantial part of our resources and management attention and could in the future, adversely affect our financial results.

•	Our share price has fluctuated significantly and could continue to fluctuate significantly.

•	Our business and financial performance may be materially adversely affected by information technology issues, data breaches, cyber-attacks and other similar incidents, and other business disruptions.

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

•
Regulations, legislation or self-regulation relating to privacy, data collection and protection, e-commerce and internet advertising and uncertainties regarding the application or interpretation of existing or newly adopted laws and regulations could harm our business and subject us to significant legal liability for non-compliance.

•	Our proprietary information and intellectual property may not be adequately protected and thus our technology may be unlawfully copied by or disclosed to other third parties.

•	Our business is significantly reliant on the North American market. Any material adverse change in that market could have a material adverse effect on our results of operations and share price.

•
Our business may be materially affected by changes to fiscal and tax policies. Potentially negative or unexpected tax consequences of these policies, or the uncertainty surrounding their potential effects, could adversely affect our results of operations.

•	Political, economic and military instability in the Middle East and specifically in Israel may impede our ability to operate and harm our financial results.

You should not rely on forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this Annual Report primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition and operating results. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in the section titled “Risk Factors” and elsewhere in this Annual Report. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Annual Report. The results, events and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this Annual Report. While we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.

The forward-looking statements made in this Annual Report relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this Annual Report to reflect events or circumstances after the date of this Annual Report or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments.

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

Risks Related to our Search Business

Our search advertising solution depends heavily upon revenue generated from our agreement with Microsoft Bing, and any adverse change in that agreement could adversely affect our business, financial condition and results of operations.

We are highly dependent on our search services agreement with Microsoft Irelands Operations Limited. (“Microsoft”). We entered into our first agreement with Microsoft in 2010. In November 2020, we entered into a renewed agreement with Microsoft effective as of January 1, 2021 until December 31, 2024 (the “Microsoft Agreement”). In 2022, our search advertising business Unit, CodeFuel, was named by Microsoft Advertising the “Global Supply Partner of the Year”. The Microsoft Agreement accounted for 37% and 35% of our revenue, in 2021 and 2022, respectively.

If our Microsoft Agreement is terminated or substantially amended (on terms not favorable to us), we would experience a material decrease in our search advertising revenue or the profits it generates and would be forced to seek alternative search providers, at less competitive terms or accelerate the business we have with such search providers. There are few companies in the market that provide internet search and search advertising services similar to those provided by Microsoft such as Google and Yahoo. Such companies are substantially the only participants in western markets, and competitors do not offer as much coverage through sponsored links or searches. If we fail to quickly locate, negotiate and finalize alternative arrangements or otherwise expedite current operations we have with such alternative search providers, or if we do, but the alternatives do not provide for terms that are as favorable as those currently provided and utilized, we would experience a material reduction in our revenue and, in turn, our business, financial condition and results of operations would be adversely affected.

The generation of search advertising revenue through publishers is subject to competition. If we cannot compete effectively in this market, our revenue is likely to decline.

We obtain a significant portion of our revenue through the configuration of our search service as the default search provider during the download and installation of our publishers’ products and/or use by their services of our search offering and the subsequent searches performed by the users thereof. In 2021 and 2022, the top five publishers distributing our search services accounted for approximately 19% and 11%, respectively, of our revenue. There can be no assurance that these existing publishers will continue utilizing the revenue-generating monetization services at the levels they did in the past or at all or on terms not less favorable to us. The loss of a substantial portion of our relationships with these publishers, or a substantial reduction in their level of activity, could cause a material decline in our revenue and profitability.

To achieve these goals, we heavily rely on third-party publishers to distribute and/or implement our search offering as a value-added component of their own offerings at a price sufficient to drive acceptable margins. We are therefore constantly looking for more ways to distribute our search offering through various channels, including through independent distribution efforts of our owned and operated products and services. There are other companies that generate revenue from searches and some of them may have other monetization solutions. The large search engine companies, including Google, Microsoft, Yahoo and others, have become increasingly aggressive in their own search service offerings. In addition, we need to continually maintain the technological advantage of our platform, products and other services in order to attract publishers to our offerings. If the search engine companies engage in more direct relationships with publishers or we are unable to maintain the technological advantage to service our publishers, we may lose both existing and potential new publishers and our ability to generate revenue will be negatively impacted.

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

Should the methods used for the distribution of our search solution, be blocked, constrained, limited, materially changed, based on a change of policies, technology or otherwise (as has happened in the past), or made redundant by any of our search engine providers, our ability to generate revenue from our users’ search activity could be significantly reduced.

Agreements with search providers, such as our agreements with Microsoft and Yahoo, require compliance with certain policies promulgated by them for the use of the respective brands and services, including the manner in which paid listings are displayed within search results, and the establishment of policies to govern certain activities of third parties to whom the search services are syndicated, including the manner in which those parties can acquire new users and drive search traffic. Subject to certain limitations, search partners may unilaterally update their policies, which could, in turn, require modifications to, or prohibit and/or render obsolete certain of our search solutions, products, services and practices, which could be costly to address or otherwise have an adverse effect on our business, our financial condition and results of operations. Noncompliance with the search partners’ policies, whether by us or by third parties to which we syndicate paid listings or by the publishers through whom we secure distribution arrangements could, if not cured, result in such companies’ suspension of some or all of their services to us, or to the websites of our third party publishers, or the reimbursement of funds paid to us, or the imposition of additional restrictions on our ability to syndicate paid listings or distribute our search solution or the termination of the search distribution agreement by our search partners.

These policies, with respect to method of distribution, homepage resets and default search resets to search engine services, were changed by both Microsoft and Google numerous times in the past, having negative revenue implications. Since then, both companies have continued instituting other changes to the policies governing their relationship with search partners. Should any of our large partnerships be deemed non-compliant, blocked or partner with another provider, it could be difficult to replace the revenue generated by that partnership and we would experience a material reduction in our revenue and, in turn, our business, financial condition and results of operations would be adversely affected.

Should the providers of platforms, particularly browsers, further block, constrain or limit our ability to offer or change search properties, or materially change their policies, technology or the way they operate, our ability to generate revenue from our users’ search activity could be significantly reduced.

As we provide our services through the internet, we are reliant on our ability to work with the different internet browsers. The internet browser market is extremely concentrated with Google’s Chrome, Microsoft Edge, Mozilla’s Firefox and Safari, accounting for over 93% of the desktop browser market in 2022, and Google’s Chrome alone accounting for over 66%, based on StatCounter reports. In the past years, internet browser providers such as Google and Microsoft made changes and updated their policies and technology in general, and specifically those relating to change of search settings. Each such change limits and constrains our ability to offer or change search properties. In addition, the desktop operating system market is very concentrated as well, with Microsoft Windows dominating over 75% of the market in 2022, and Apple operating systems accounting for more than 15% of that market, based on StatCounter reports. In June 2018 Google limited the ability to install Chrome browser extensions only from within the Chrome Web Store. Some of these changes limited our ability to maintain our users’ browser settings. If Microsoft, Google, Apple or other companies that provide internet browsers, operating systems or other platforms that effectively further restrict, discourage or otherwise hamper companies, like us, from offering or changing search services, this would continue to cause a material adverse effect on our revenue and our financial results.

Currently most individuals use mobile devices to access the internet, while a substantial part of our search revenue generation and services are currently not widely spread on mobile platforms. Also, web-based software and similar solutions impact the attractiveness of downloadable software products.

Historically, the market related to desktop computers has accounted for substantial part of our search revenue. In recent years, there has been a trend towards shifting internet usage from desktop computers to mobile devices such as mobile phones, tablets, etc. While in 2016 desktop worldwide market share was 54.09% it declined to 45.91% in 2017 and stands at 40.34% in 2022, based on StatCounter reports. On the other hand, mobile worldwide market share in 2016 was 45.91% rising to 54.09% in 2017 and stands at 59.66% in 2022, based on StatCounter reports. If this trend towards using non-desktop devices accelerates and desktop usage further declines, our search offerings will become less relevant and may fail to attract publishers and web traffic. In addition, even if consumers do use our services, our revenue growth will still be adversely affected if we do not rapidly and successfully implement adequate revenue-generating models for mobile platforms to respond to such decline in desktop usage.

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

Risks Related to our Business and Industry

Our advertising customers comprised of brands, advertising agencies, DSPs and SSPs may reduce or terminate their business relationship with us at any time. If customers representing a significant portion of our revenue reduce or terminate their relationship with us, it could have a material adverse effect on our business, financial condition and results of operation.

We generally do not enter into long-term contracts with our advertising customers, which include brands, demand side partners, agencies, and supply side partners, and such customers do business with us on a non-exclusive basis. In most cases, our customers may terminate or reduce the scope of their agreements with little or no penalty or notice. Accordingly, our business is highly vulnerable to adverse economic conditions, market evolution, development of new or more compelling offerings by our competitors and development by our advertising customers of in-house replacement services. Any reduction in spending by, or loss of, existing or potential advertisers would negatively impact our business, financial conditions and results of operation.

Furthermore, the discretionary, non-exclusive nature of our relationships with Advertising Customers subject us to increased pricing pressure. Although we believe our rates are competitive, our competitors may be able to offer more favorable pricing or other advantageous terms. In light of the above factors, we seek to diversify our offerings and, as part of our strategy, provide our customers with different advertising solutions and constantly adapt our relationship with our customers to respond to their ever changing needs. As a result, we may be compelled to reduce our rates, offer other incentives or other more compelling pricing models in order to maintain our current customers and attract new customers. If a significant number of customers are able to compel us to charge lower rates or provide rate concessions or incentives, there is no assurance that we would be able to compensate for such price reductions or conserve our profit margins.

Large and established internet and technology companies, such as Google, Meta and Amazon, play a substantial role in the digital advertising market and may significantly harm our ability to operate in this industry.

Google, Meta and Amazon are substantial players in the digital advertising market and account for a large portion of the digital advertising budgets, along with other smaller players. Such high concentration causes us to be subject to any unilateral changes they may make with respect to advertising on their respective platforms, which may be more lucrative than alternative methods of advertising or partnerships with other publishers that are not subject to such changes. Furthermore, we could have limited ability to respond to, and adjust to, changes implemented by such players.

These companies, along with other large and established internet and technology companies, may also leverage their power to make changes to their web browsers, operating systems, platforms, networks or other products or services in a way that impacts the entire digital advertising marketplace.

Google Chrome internet browser supports the “Better Ads Standards” implemented by the Coalition for Better Ads, an industry body formed by leading international trade associations and companies involved in online media (in which our subsidiary, Undertone is also a member), and removes all ads from certain sites that violate this standard. In addition, in March 2021, Google announced the phase-out support for third-party cookies in Chrome (which was postponed by Google twice to late 2024). Moreover, leading mobile operating systems, including Apple iOS and Google Android, have implemented and may plan to further implement advertising and targeting restrictions within applications running on their platforms.

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

The concentration of players within the industry and consolidation among participants within the digital advertising market could have a material adverse impact on our business, financial condition and results of operations.

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

If the demand for digital advertising does not continue to grow or customers do not embrace our solutions, this could have a material adverse effect on our business and results of operation.

A substantial portion of our advertising revenue is derived from the sale of our digital advertising solutions and we have made significant investments in our ability to deliver different types of advertisements, including high impact advertising, video advertising, connected TV (“CTV”) and interactive TV (“iCTV”), which are compatible on multiple devices and channels as well as different content monetization solutions for which we partnered with advertising networks in order to be able to serve ads on our properties as well properties of our publishers. Nonetheless, (i) if customers do not embrace our solutions, (ii) if our integration with advertising networks is not successful, (iii) if there is a reduction in general demand for digital advertising or in spend for certain channels or solutions, or (iv) if the demand for our specific solutions and offerings decreases, it may lead to a material adverse impact on our business, financial conditions and results of operation.

Due to our evolving business model and rapid changes in the industry in which we operate and the nature of services we provide, it is difficult to accurately predict our future performance and may be difficult to increase revenue or profitability.

As the digital advertising ecosystem is dynamic, seasonal and subject to shifts in spending trends, it is hard to predict our future performance, particularly with regard to the effect of our efforts to increase revenue and profitability. Although we diversify our business, there is no assurance that we will not be adversely affected by shifts in advertisers’ spending. If we are unable to continuously improve our systems and processes, adapt to the changing and dynamic needs of our customers or align our expenses with our revenue level, it will impair our ability to be compelling and may adversely affect our business and profitability.

In addition, we may experience an overall decline in advertising spending and demand for our solutions as a result of enhanced competition, decrease in market demand, macroeconomic conditions, higher rates of global inflation and shifts in spending trends. If we are unable to respond to such changes and timely adapt our business model, we may not be able to sustain growth, meet our business targets or achieve or sustain profitability and our business may be adversely affected.

We depend on supply sources to provide us with advertising inventory in order for us to deliver advertising campaigns in a cost-effective manner.

We rely on a diverse set of publishers including direct publishers, advertising exchange platforms, social networks and other platforms, that aggregate advertising inventory, to provide us with high-quality digital advertising inventory on which we deliver ads, collectively referred to as “supply sources”. Our intelligent HUB (“iHUB”) allows us to optimize utilization of our owned & operated supply, as well as what is available on the open web. Together with that, the future growth of our advertising business will depend, in part, on our ability to maintain, expand and further develop successful business relationships in order to increase the network of our supply sources.

Our supply sources typically make their advertising inventory available to us on a non-exclusive basis and are not required to provide any minimum amounts of advertising inventory to us or to provide us with a consistent supply of advertising inventory, at any predetermined price or through real time bidding. Supply sources often maintain relationships with various sources of demand that compete with us, and it is easy for supply sources to quickly shift their advertising inventory among these demand sources, or to shift inventory to new demand sources, without notice or accountability. Supply sources may also seek to change the terms at which they offer inventory to us, or they may allocate their advertising inventory to our competitors who may offer more favorable economic terms, better solutions and advanced technology. Supply sources may also elect to sell all, or a portion, of their advertising inventory directly to advertisers and agencies, or they may develop their own competitive offerings, which could diminish the demand for our solutions. In addition, significant supply sources within the industry may enter into exclusivity arrangements with our competitors, which could limit our access to a meaningful supply of inventory. As a result of all of these factors, our supply sources may not supply us with sufficient amounts of high-quality digital advertising inventory in order for us to fulfill the demands of our advertising customers.

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

•
Social media platforms may be successful in keeping users within their sites via products such as Facebook’s, which may be competitive to our offerings and solutions. If, as a result, users are not on the open web, advertising inventory outside of such platforms (including our publishers’ and our owned and operated sites) may be reduced or may become less attractive to our advertising customers.

•
Supply sources may be reluctant or unable to adopt certain of our proprietary and unique high-impact, CTV, iCTV and video ad formats for a variety of reasons (such as changes in user preference making such ad formats less desirable, or technological limitations, such as connection with header bidding or the ability to transact programmatically), resulting in limited advertising inventory supply for such formats and inhibiting our ability to scale such formats.

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

Our Display Advertising business depends on a strong brand reputation, and if we are not able to maintain and enhance our brand, our business and results of operations could be materially adversely affected.

Maintaining and enhancing our brands is an important aspect of our efforts to attract and expand our SSPs (Supply Side platforms) agency, advertiser, DSPs (Demand Supply Platforms) and publisher base. We have spent, and expect to continue spending considerable sums and other resources on the establishment, building and maintenance of our brands, as well as on enhancing market awareness of them. Our brands, however, may be negatively impacted by a number of factors, including but not limited to, fraudulent, inappropriate or misleading content on our own sites and those we operate, as well as on publishers’ sites on which we serve ads, service outages, product malfunctions, data protection and cybersecurity issues, and exploitation of our trademarks by others without our permission. If we are unable to maintain or enhance our brands in a cost-effective manner, our business and operating results could be materially adversely affected.

Non-compliance with industry self-regulation could negatively impact our Display Advertising business, brand and reputation.

In addition to compliance with applicable laws and regulations, we voluntarily participate in industry self-regulatory bodies such as the Network Advertising Initiative, or the NAI, and the Digital Advertising Alliance, or DAA, which promulgate best practices or codes of conduct addressing, inter alia, privacy and the delivery of digital advertising. Undertone also voluntarily participates in several of such trade associations and industry self-regulatory groups, including the NAI, the DAA, the Interactive Advertising Bureau (IAB) and TAG Certified Against Fraud. If we or Undertone are unable to follow and abide by the rules and principles provided by such self-regulatory bodies and/or align the conduct of our business and practices with changes to such rules and principles, we may be subject to investigations by such self-regulatory bodies or other accountability groups, our customers and partners as well as users. Handling such actions may require us to devote financial and managerial resources, require us to change our business practices, or cause damage to our brand, which in turn could materially adversely affect our business, financial condition and results of operations. We also could be adversely affected by new or altered self-regulatory guidelines that are inconsistent with our current practices or in conflict with applicable laws and regulations in the United States, Europe, Israel and other regions where we do business. If we fail to abide by or are perceived as not operating in accordance with industry best practices or any industry guidelines or codes with regard to privacy or the delivery of digital advertising, our reputation may suffer and we could lose relationships with both buyers and sellers which may adversely affect our business and results of operations.

We may be unable to deliver advertising in a brand-safe environment, which could harm our reputation and cause our business to suffer.

It is important for advertisers that their advertisements are not placed in or near content that is unlawful or would be deemed offensive or inappropriate by their customers, or near other advertisements for competing brands or products. While we strive to have all of our online advertisements appear in a brand-safe environment, we cannot guarantee that they will be delivered in such an environment. If we are not successful in doing so, our reputation could suffer and our ability to attract potential advertisers and retain and expand business with existing advertisers could be harmed, or our customers may seek to avoid payment or demand refunds, any of which could harm our business, financial condition and results of operations.

The advertising industry is highly competitive. If we cannot compete effectively and overcome the technological gaps in this market, our revenue is likely to decline.

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

Our reputation is a key factor in our ability to compete successfully. There is no assurance that our ability to compete effectively in the future may not be affected by negative market perception. Because of these factors, we continuously seek to diversify our product suite to respond to the changing needs and interests of our customers to benefit from a variety of different offerings, however, we cannot guarantee that we will always be able to accommodate such needs, that such efforts would yield the expected revenue or that we will adapt quickly enough (or in a cost effective manner) to evolving changes in the industry in which we operate and related regulations, technologies, applications and devices, which could adversely impact our reputation, and, in turn, our business, financial condition and results of operations.

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

•	Product and service revenue are influenced by political advertising in the US, which generally occurs every two years;

•	In any single period, product and service revenue and delivery costs are subject to significant variation based on changes in the volume and mix of deliveries performed during such period;

•	Revenue is subject to the changes of brand marketing trends, including when and where brands choose to spend their money in a given year;

•
Advertising customers generally retain the right to supplement, extend, or cancel existing advertising orders at any time prior to their delivery, and we have no control over the timing or magnitude of these revenue changes; and

•	Relative complexity of individual advertising formats, and the length of the creative design process.

As a result, in most cases, our profit from these operations is seasonal, with the fourth quarter being the major contributor to our profits and the first quarter resulting in the lowest profit.

If our campaigns are not able to reach certain performance goals or we are unable to measure certain metrics proving achievement of those goals, this could have a material adverse effect on our business.

Our advertising clients expect and often demand that our advertising campaigns achieve certain performance levels based on metrics such as user engagement, view ability, clicks or conversions, to validate their value proposition, particularly as we offer costlier premium advertising services to clients. We may have difficulty achieving or proving these performance levels for a variety of reasons (for example, it may be difficult to track view ability on our proprietary high-impact ad units, either directly or through a third-party vendor), which could cause clients to cancel campaigns, not provide repeat business or request make-goods or refunds.

Increased availability of advertisement-blocking technologies could limit or block the delivery or display of advertisements by our solutions, which could undermine the viability of our business, financial condition and results of operations.

Advertisement-blocking technologies, such as mobile apps or browser extensions that limit or block the delivery or display of advertisements, are currently available for desktop, tablet and mobile users. Further, new browsers and operating systems, or updates to current browsers or operating systems, offer native advertisement-blocking technologies to their users, such as the support of Google Chrome in blocking advertisements from web sites that violate the “Better Ads Standards” established by the Coalition for Better Ads (in which Undertone is a member). Furthermore, users can employ their own ad blocking client-based technology or use a browser that block ads. As such technologies or practices become widespread, this could have a material adverse effect on our business, financial condition and results of operations.

Our Advertising business depends on our ability to collect and use data, and any limitation on the collection and use of this data could significantly diminish the value of our solutions and cause us to lose customers, revenue and profit.

In many cases, when we deliver an advertisement, we are able to collect certain data about the content and placement of the ad, the relevancy of such ad to a user and the interaction of the user with the ad, such as whether the user viewed or clicked on the ad or watched a video. As we collect and aggregate data provided by billions of ad impressions and third-party providers, we analyze the data in order to measure and optimize the placement and delivery of our advertising inventory and provide cross-channel advertising capabilities. Our ability to access and utilize such data is crucial.

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

Our success depends on our ability to provide customers with innovative, high-quality advertising solutions and services that foster consumer engagement. We face intense competition in the marketplace and are confronted by rapidly changing technology, evolving industry standards, rules and regulations and consumer needs, and the frequent introduction of new products and solutions by competitors, as well as publishers themselves, that we must adapt and respond to in order to remain competitive. While developments in artificial intelligence in our industry may present significant opportunities to our business, at the same time, such developments may raise unexpected challenges, legal or technological, or may not function as expected.

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

Our growth depends in part on the success of our relationships with advertising agencies, DSPs and SSPs.

While we work with some brand advertisers directly, our primary advertising customers are advertising agencies, DSPs and SSPs who are paid by their brand or other advertiser customers to develop their media plans. The agencies, DSPs and SSPs in turn, contract with third parties, like us, to execute and fulfill their brands’ advertising campaigns. As a result, our future growth will depend, in part, on our ability to enter into and maintain successful business relationships with advertising agencies, DSPs and SSPs.

Identifying agencies, DSPs and SSPs, engaging in sales efforts, and negotiating and documenting our agreements with agencies, DSPs and SSPs require significant time and resources. These relationships may not result in additional brand or other advertiser customers or campaigns for our business, and may not ultimately enable us to generate significant revenue. Our contracts with advertising agencies, DSPs and SSPs are typically non-exclusive and they often work with our competitors or offer competing services or solutions.

When working with agencies, DSPs and SSPs to deliver campaigns on behalf of their brand and other advertiser customers, we generally bill the agency, DSP and SSP for our products and services, and in most cases, the brand has no direct contractual commitment to us to make any payments. While we have benefited from our relationships with the agencies, DSPs and SSPs we work with, there is no assurance that these circumstances do not result in the future in longer collection periods, increased costs associated with pursuing brands directly for payments, or our inability to collect payments. In summary, if we are unsuccessful in establishing or maintaining our relationships with these agencies, DSPs and SSPs on commercially reasonable terms or if the agencies are unable to effectively collect corresponding payments from the brands, our ability to compete in the marketplace or to grow our revenue could be impaired and our operating results could suffer.

If the demand for social advertising management platforms does not grow as expected, or if our solution for advertising through those channels is not competitive, the revenue related to our actionable performance monitoring platform could decline.

We leverage the capabilities of our actionable performance monitoring SaaS platform to offer our customers the ability to deliver ads on social networks. The future growth of our revenue in this category could be negatively impacted if our software and service do not meet the expectations of our existing and new customers. It is likely to happen in the event that our software is not continuously developed in order to address the increased requirements associated with advertising in these channels. In addition to the foregoing, our paid social advertising platform is dependent on our ability to create, optimize, and manage our customers’ advertising campaigns as well as retrieve and push advertising campaign data to myriad of networks and tools in real time, such as Facebook, Instagram, Messenger, Google, TikTok, LinkedIn, Snapchat, Pinterest and Twitter. We are subject to each social network’s respective terms and conditions governing our ability to access and utilize its platform. Our paid social advertising platform would be harmed if any of these social networks discontinues our partnership, makes changes to its platform, or modifies the terms and standards applicable to its marketing partners or to advertising on its platform in general. Moreover, these social networks may develop offerings or features that compete with or substitute our solution or may otherwise make changes to their platforms that would render our social advertising solution obsolete. Further, consumers may migrate away to other social networking platforms with which we are not affiliated, which would in turn decrease the demand for our solutions. Any of these outcomes could cause demand for our paid social advertising platform to decrease, our development costs to increase, and our results of operations and financial condition to be materially adversely affected.

Our products are dependent on the platform terms of use and policies that are subject to changes out of our control.

Most of our Products depend upon the platforms’ terms of use and policies (i.e., Google Chrome, Edge, Mozilla, Apple, and Microsoft) which could also affect the terms of use of other platforms in the industry. We do not control these platforms and cannot anticipate changes made to their policies, and as a result, we are subject to risks and uncertainties. These policies, guidelines and terms of service govern the promotion, distribution, content and operation generally of applications and content available through such platforms. Each platform has broad discretion to revise its terms of service, guidelines and policies, and those changes may have an adverse effect on us or our customers’ ability to use distribute the Products.

A platform may also limit the use of personal information and other data for advertising purposes or restrict how users can share information on their platform or across other platforms. If we or our customers were to violate the terms of service, guidelines, certifications or policies, or if a platform believes that we or our customers have violated, its terms of service, guidelines, certifications or policies, then that platform could limit or discontinue our or our customers’ access. In some cases, these requirements may not be clear and our interpretation of the requirements may not align with the interpretation of the platform, which could lead to inconsistent enforcement of these terms of service or policies against us or our customers and could also result in limiting or discontinuing access to its platform.

These platforms further frequently introduce new technology. Our reliance on their technology reduces our control over quality of service and exposes us to potential service outages.

Global economic and market conditions and actions taken by our customers, suppliers and other business partners in markets in which we operate might materially adversely impact us.

Negative conditions in the general economy, including conditions resulting from changes in gross domestic product growth, labor shortages, supply chain disruptions, inflationary pressures, rising interest rates, financial and credit market fluctuations, international trade relations and/or the imposition of trade tariffs, political turmoil, natural catastrophes, regional or global outbreaks of contagious diseases, such as the COVID-19 pandemic, warfare and terrorist attacks, could cause a decrease in business investments, including spending on advertising, disrupt the timing and cadence of key industry events and otherwise could materially and adversely affect the growth of our business.

Geopolitical risks, including those arising from trade tension and/or the imposition of trade tariffs, terrorist activity or acts of civil or international hostility, are increasing. Similarly, the ongoing military conflict between Russia and Ukraine has had negative impacts on the global economy, including by contributing to rapidly rising costs of living (driven largely by higher energy prices) and created uncertainty in the global capital markets and is expected to have further global economic consequences, including disruptions of the global supply chain and energy markets. Further, other events outside of our control, including natural disasters, climate change-related events, pandemics (such as the COVID-19 pandemic) or health crises may arise from time to time and be accompanied by governmental actions that may increase international tension. Any such events and responses, including regulatory developments, may cause significant volatility and declines in the global markets, disproportionate impacts to certain industries or sectors, disruptions to commerce (including to economic activity, travel and supply chains), loss of life and property damage, and may materially and adversely affect the global economy or capital markets, as well as our business and results of operations.

Additionally, the global economy, including credit and financial markets, has experienced extreme volatility and disruptions, and may continue to experience such disruptions in the future, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates, increases in inflation rates, higher interest rates and uncertainty about economic stability. As a result of these factors, our revenue may be affected by both decreased customer acquisition and lower than anticipated revenue growth from existing customers. For example, the COVID-19 pandemic resulted in widespread unemployment, economic slowdown and extreme volatility. Similarly, the ongoing military conflict between Russia and Ukraine has created extreme volatility in the global capital markets and has caused and could continue to cause disruptions of the global supply chain and energy markets. While the portion of our revenue directly associated with Russia and Ukraine is not material to our consolidated financial results, our business may be affected by broader economic factors caused or intensified due to the invasion.

Any such volatility and disruptions may have material and adverse consequences on us and our customers. Increased inflation and/or interest rates can adversely affect us by increasing our costs, including labor and employee benefit costs. Any significant increases in inflation and related increase in interest rates could have a material and adverse effect on our business or our, financial condition or results of operations.

Further, to the extent there is a sustained general economic downturn and if there is a reduction in general demand and spending for digital advertising, our revenue may be disproportionately affected. Also, competitors, many of whom are larger and more established than we are, may respond to market conditions by lowering prices and attempting to lure away our customers. We cannot predict the timing, strength or duration of any economic slowdown, instability or recovery, generally or within any particular industry. If the economic conditions of the general economy or markets in which we operate worsen from present levels, our business, results of operations and financial condition could be materially and adversely affected.

Risks related to our Financial and Corporate Structure

A loss of the services of our senior management and other key personnel could adversely affect execution of our business strategy.

We depend on the capabilities and experience, and the continued services, of our senior management. The loss of the services of members of our senior management could create a gap in management and could result in the loss of expertise necessary for us to execute our business strategy and thereby adversely affect our business. We recently announced entering a CEO transition period, as Tal Jacobson, currently General Manager of CodeFuel, our search advertising business, will be promoted to Chief Executive Officer on August 1, 2023. Following Jacobson’s promotion, our current Chief Executive Officer, Doron Gerstel, will step down from the executive team and remain on our Board of Directors.

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

Competition for highly skilled technical and other personnel mainly in Israel and in the United States is intense, and as a result we may fail to attract, recruit, retain and develop qualified employees, which could materially and adversely impact our business, financial condition and results of operations.

We compete in a market marked by rapidly changing technologies and an evolving competitive landscape. In order for us to successfully compete and grow, we must attract, recruit, retain and develop personnel with requisite qualifications to provide expertise across the entire spectrum of our intellectual capital and business needs.

Our principal research and development, certain sales and marketing as well as significant elements of our general and administrative activities are conducted at our headquarters in Israel and in the United States, and we face significant competition for suitably skilled employees in Israel and the United States. There has been intense competition for qualified human resources in the high-tech industry, which may intensify at times of sharp growth of the industry, as was the case in 2021-2022, which resulted in high employee attrition. While recent layoffs carried out by large companies present good recruitment opportunities to our company, our industry is still characterized by high competition between employers. Many of the companies with which we compete for qualified personnel have greater resources than we do, and we may not succeed in recruiting additional experienced or professional personnel, retaining personnel or effectively replacing current personnel who may depart with qualified or effective successors.

In addition, as a result of the intense competition for qualified human resources, the Israeli and U.S. high-tech market has also experienced and may continue to experience significant wage inflation. Accordingly, our efforts to attract, retain and develop personnel may also result in significant additional expenses, which could adversely affect our profitability. Furthermore, in making employment decisions, particularly in the high-technology industry, job candidates often consider the value of the equity they are to receive in connection with their employment. While we offer competitive equity and compensation terms with our employees as a means of improving our employee retention, those terms and agreements may not be effective towards that goal.

In light of the foregoing, there can be no assurance that qualified employees will remain in our employ or that we will be able to attract and retain qualified personnel in the future. Failure to retain or attract qualified personnel could have a material adverse effect on our business, financial condition and results of operations.

We have acquired and may continue to acquire other businesses. These acquisitions divert a substantial part of our resources and management attention and could in the future, adversely affect our financial results

We acquired Make Me Reach (currently, Paragone) in February 2015 and Undertone in November 2015, Captain Growth in March 2019, Content IQ in January 2020, Pub Ocean in July 2020 and Vidazoo in October 2021 and we may continue to acquire complementary products, technologies or businesses. These acquisitions divert a substantial part of our resources and management attention and could in the future, adversely affect our financial results. Seeking and negotiating potential acquisitions to a certain extent diverts our management’s attention from other business concerns and is expensive and time-consuming. Acquisitions expose us and our business to unforeseen liabilities or risks associated with the business or assets acquired or with entering new markets. In addition, we lost and might continue to lose key employees and vendors while integrating new organizations and may not effectively integrate the acquired products, technologies or businesses or achieve the anticipated revenue or cost benefits, and we might harm our relationships with our future or current technology suppliers. Future acquisitions could result in customer dissatisfaction or vendor dissatisfaction or performance problems with an acquired product, technology or company. Paying the purchase price for acquisitions in the form of cash, debt or equity securities may weaken our cash position, increase our leverage or dilute our existing shareholders, as applicable. Furthermore, a substantial portion of the price paid for these acquisitions is typically for intangible assets. We may be required to pay additional funds for earn-outs based on achievement of milestones, or may incur contingent liabilities, amortization expenses related to intangible assets or possible impairment charges related to goodwill or other intangible assets (which has occurred in the past) or become subject to litigation or other unanticipated events or circumstances relating to the acquisitions, and we may not have, or may not be able to enforce, adequate remedies in order to protect our Company. Moreover, acquisitions may result in losses, in unwanted results and wasting valuable resources, time and money.

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

Shareholders may be able to control us.

As of March 6, 2023, we have one shareholder that beneficially holds more than 5% of our outstanding shares. See Item 7.A. “Major Shareholders and Related Party Transactions—Major Shareholders” for more information. To our knowledge, this shareholder is not party to a voting agreement with respect to our shares. However, should this shareholder or any other shareholders decide to act together, they may have the power to control the outcome of matters submitted for the vote of shareholders. In addition, such share ownership may make certain transactions more difficult and result in delaying or preventing a change in control of the Company, unless approved by such shareholder.

Our share price has fluctuated significantly and could continue to fluctuate significantly.

The market price for our ordinary shares, as well as the prices of shares of other internet companies, has been volatile. Between January 1, 2022, and March 6, 2023, our share price on Nasdaq has fluctuated from a low of $17.15 to a high of $35.76, and the daily average trading volume in that period was 464,001 shares (and for the period of January 1, 2022, and until December 31, 2022, was 410,139 shares). The following factors may cause significant fluctuations in the market price of our ordinary shares:

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

As of March 6, 2023, there was an aggregate of 3,572,969 outstanding options to purchase our ordinary shares and restricted share units (“RSUs”). As these securities vest, the holders thereof could sell the underlying shares without restrictions, except for the volume limitations under Rule 144 applicable to our affiliates.

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

A significant portion of our costs, primarily personnel expenses, are incurred in NIS. Inflation in Israel may have the effect of increasing the U.S. dollar cost of our operations in Israel. Further, whenever the U.S. dollar declines in value in relation to the NIS, it will become more expensive for us to fund our operations in Israel. A revaluation of one percent of the NIS as compared to the U.S. dollar could impact our income before taxes by approximately $0.5 million. The exchange rate of the U.S. dollar to the NIS has been volatile in the past, decreasing by approximately 7% and 3% in 2020 and 2021, respectively and increased by 13% in 2022. As of December 31, 2022, we had a foreign currency net liability of approximately $7.8 million (which number includes approximately $3.9 million in NIS denominated to the Right of Use liability relates to our offices in Israel), and our total foreign exchange loss was approximately $0.3 million for the year ended December 31, 2022. To assist us in assessing whether or not, and how to, hedge risks associated with fluctuations in currency exchange rates, we have contracted a consulting firm proficient in this area. We may incur losses from unfavorable fluctuations in foreign currency exchange rates.

We do not intend to pay cash dividends in the foreseeable future.

Although we have paid cash dividends in the past, we have not adopted a policy regarding the distribution of dividends a in the foreseeable future. Our current policy is to retain future earnings, if any, for funding growth and reducing our debt. If we do not pay dividends, long-term holders of our shares will generate a return on their investment only if the market price of our shares appreciates between the date of purchase and the date of sale of our shares.

Any future dividend distributions are subject to the discretion of our board of directors and will depend on various factors, including our operating results, future earnings, capital requirements, financial condition, and tax implications of dividend distributions on our income, future prospects and any other factors deemed relevant by our board of directors. The distribution of dividends is also limited by Israeli law, which permits the distribution of dividends by an Israeli corporation only out of its retained earnings as defined in Israel’s Companies Law, 5759-1999, or the Companies Law, provided that there is no reasonable concern that such payment will cause us to fail to meet our current and expected liabilities as they become due, or otherwise with the court’s approval. See Item 8.A “Consolidated Statements and Other Financial Information—Policy on Dividend Distribution” for additional information regarding the payment of dividends.

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

We believe that we were not a PFIC for our 2022 taxable year. However, there can be no assurance that we will not be a PFIC for the current or any future taxable year because our PFIC status is an annual determination that can be made only after the end of the relevant taxable year and will depend on the composition of our income and assets and the value of our assets from time to time (including the value of our goodwill, which may be determined, in large part, by reference to the market price of our ordinary shares, which has been, and may continue to be, volatile). Because the value of our goodwill may be determined by reference to our market capitalization from time to time, and because we hold and may continue to hold significant amounts of cash and cash equivalents, our risk of being or becoming a PFIC for any taxable year will increase if our market capitalization declines.

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

As a foreign private issuer (as such term is defined in Rule 3b-4 under the Exchange Act), whose shares are listed on Nasdaq, we are permitted to follow certain home country corporate governance practices instead of certain requirements contained in the Nasdaq listing rules. We follow the requirements of the Companies Law in Israel, rather than comply with the Nasdaq requirements, in certain matters, including with respect to the quorum for shareholder meetings, sending annual reports to shareholders, and shareholder approval with respect to certain issuances of securities. See Item 16.G. “Corporate Governance” in this Annual Report on Form 20-F for a more complete discussion of the Nasdaq Listing Rules and the home country practices we follow. As a foreign private issuer listed on Nasdaq, we may also elect in the future to follow home country practice with regard to other matters as well. Accordingly, our shareholders may not be afforded the same protection as provided under Nasdaq’s corporate governance rules to shareholders of U.S. domestic companies.

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

We must meet the Nasdaq Global Select Market’s continued listing requirements and comply with the other Nasdaq rules, or we may risk delisting. Delisting could negatively affect the price of our ordinary shares, which could make it more difficult for us to sell securities in a financing and for you to sell your ordinary shares.

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

Our ordinary shares are traded on both the Nasdaq Global Select Market and on TASE. Trading in our ordinary shares on these markets is affected in different currencies (U.S. dollars on Nasdaq and NIS on TASE) and at different times (resulting from different time zones, different trading days per week and different public holidays in the United States and Israel). Consequently, the trading prices of our ordinary shares on these two markets often differ, resulting from the factors described above as well as differences in exchange rates and from political events and economic conditions in the United States and Israel. Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

Increasing scrutiny from investors, customers and other market participants with respect to our Environmental, Social and Governance (“ESG”), policies could negatively affect the price of our shares or impose additional costs on us.

In recent years, increasing attention has been given to ESG policies of corporations across all industries, including with respect to climate change and diversity, equity and inclusion matters. We could fail to achieve, or be perceived to fail to achieve expectations, standards, and regulations on ESG matters as they continue to evolve, or may be perceived by investors, customers and other market participants to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so. As a result, we may experience reputational damage and the business, financial condition and price our company’s shares could be materially and adversely affected.

 Our cash, cash equivalents and short-term deposits are subject to risks that may cause losses and affect the liquidity of these investments.

 As of December 31, 2022, we had $429.6 million in cash, cash equivalents and short-term deposits. We regularly maintain cash, cash equivalent and short-term deposits at third-party financial institutions. We maintain and invest our cash and cash equivalents based on an investment policy approved by our investment committee of the board and by our board of directors. Our investment policy set various principles for managing our cash, including the rating level of third-party financial institutions in which we keep our cash, diversified portfolio and diversified countries of incorporation of the relevant financial institutions. These deposits and investments are subject to general credit, liquidity, market and interest rate risks. Further, we may be adversely affected by a crisis in the banking industry. For example, on March 10, 2023, the Federal Deposit Insurance Corporation, took control and was appointed receiver of Silicon Valley Bank, or SVB. We have not held funds at SVB other than a negligible amount. If banks and financial institutions enter receivership or become insolvent in the future and a portion of our cash, cash equivalents or short-term deposits is held in such banks and financial institutions, our ability to access our existing cash, cash equivalents and investments may be impacted and could have a material adverse effect on our business and financial condition.

Risks Related to Our Technological Environment

Our business and financial performance may be materially adversely affected by information technology issues, data breaches, cyber-attacks and other similar incidents, insufficient cyber security and other business disruptions.

Our business is constantly challenged and may be impacted by information technology issues, data breaches, cyber-attacks and other similar incidents, and other business disruptions experienced by us or our service providers. Data breaches, cyber-attacks, and other similar incidents, in particular, are a growing and evolving risk, and often are difficult or impossible to detect for long periods of time or to successfully defend against. Such attacks may include, but are not limited to, malicious software, computer viruses, ransomware attacks, denial-of-service attacks, social engineering, phishing attacks, worms, insider threats, human error or malfeasance, attempts to gain unauthorized access to data, and other electronic security breaches that could lead to disruptions in systems, denial of services, unauthorized release of confidential or otherwise protected information, including personal data, corruption of data and overloading our servers and systems with communications and data. Data breaches, cyber-attacks and other similar incidents are increasing in frequency, levels of persistence, sophistication and intensity, are evolving in nature, and are conducted by organized groups and individuals with a wide range of motives and expertise, including organized criminal groups, “hacktivists,” terrorists, nation states, nation state-supported actors, and others. Unidentified groups have hacked numerous internet websites and servers, including our own, for various reasons, political, commercial and other. Any such incident, or any failure to make adequate or timely disclosures to the public, regulators, or law enforcement agencies following any such incident, could subject us or our service providers to substantial system downtimes, operational delays, other detrimental impacts on our operations or ability to provide products and services to our customers, the compromising of confidential or otherwise protected information, including personal data, the destruction or corruption of data, other manipulation or improper use of our systems and networks, violations of applicable privacy, data collection and protection and cybersecurity laws and regulations or notification obligations, legal claims, regulatory scrutiny or enforcement actions, financial losses from remedial actions, loss of business or potential liability, and/or damage to our reputation, any of which could have a material adverse effect on our cash flows, competitive position, financial condition and results of operations.

Although such attacks have caused certain difficulties, they have not had, to date, a material adverse effect on our business, financial condition or results of operations. However, given the unpredictability of the timing, nature and scope of such incidents, and because techniques used to obtain unauthorized access or sabotage systems change frequently and generally are not identified until they are launched against a target, there can be no assurance that such attacks can be prevented, that such an incident is not occurring currently without our knowledge, or that any such incidents will not have a material adverse effect on us in the future. We may not be able to anticipate data breaches, cyber-attacks or other similar incidents, detect or react to such incidents in a timely manner, implement effective preventive measures against such incidents, or adequately remediate any such incident.

As cybersecurity threats continue to evolve, we expect to continue to expend significant additional resources to continue to maintain, modify or enhance our protective measures or to investigate or remediate any information security vulnerabilities, data breaches, cyber-attacks or other similar incidents. However, such measures as well as our response process, may not be adequate, may fail to identify or accurately assess the severity of an incident, may not respond quickly enough, or may fail to sufficiently remediate an incident. As a result, we may suffer significant legal, reputational, or financial exposure, which could harm our business, financial condition, and operating results.

While we generally perform cybersecurity diligence on our key service providers, because we do not control our service providers and our ability to monitor their cybersecurity is limited, we cannot ensure the cybersecurity measures they take will be sufficient to protect any information we share with them. Due to applicable laws and regulations or contractual obligations, we may be held responsible for data breaches, cyber-attacks or other similar incidents attributed to our service providers as they relate to the data we share with them. In addition, if we suffer a highly publicized data breach, cyber-attack or other similar incident, even if our platforms and solutions perform effectively, such an incident could have an adverse effect and cause us to suffer reputational harm, lose existing commercial relationships and customers or deter existing customers from purchasing additional solutions and prevent new customers from purchasing our solutions.

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

We have contractual and legal obligations to notify relevant stakeholders of security breaches. Most jurisdictions have enacted laws requiring companies to notify individuals, regulatory authorities and others of security breaches involving certain types of data. In addition, our agreements with certain customers and third-party partners may require us to notify them in the event of a security breach. Such mandatory disclosures are costly, could lead to negative publicity and may cause our customers to lose confidence in the effectiveness of our security measures. If we fail to make such notification within the mandatory time frames, we may be subject to penalties and legal actions.

A security breach could lead to claims by our customers, their users or other relevant parties that we have failed to comply with contractual obligations to implement specified security measures. As a result, we could be subject to legal action or our customers could end their relationships with us. Pursuant to the California Consumer Privacy Act, or the “CCPA” and the California Privacy Rights Act, or the “CPRA”, if we experience a security breach, California consumers could bring a private right of action claiming the breach was the result of our violation of the duty to implement and maintain reasonable security procedures and practices, which could be costly and cause reputational harm. Similarly, there is an increasing risk of class actions in the United Kingdom and Europe. Security breaches could also result in enforcement actions by government or regulatory authorities alleging that we have violated laws that require us to maintain reasonable security measures and comply with mandatory disclosure requirements.

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

We implement and use proprietary and third-party technologies to identify fraudulent or suspicious impressions, clicks or conversions. Despite our efforts, it can be difficult to detect fraudulent suspicious activity for different reasons. If fraudulent or other malicious activity is perpetrated by others, and we are unable to detect and prevent it, the affected advertisers may experience or perceive a reduced return on their investment. High levels of invalid or fraudulent activity could lead to dissatisfaction with our advertising services, refusals to pay, refund or make-good demands or withdrawal of future business. Any of these occurrences could damage our brand and lead to a loss of our revenue.

A loss of our technology systems or of the services of our technology vendors could adversely affect execution of our business strategy.

The availability of our products and services and fulfillment of our customer contracts depend on the continuing operation of our information technology and communications systems. Our systems are vulnerable to damage, interference, or interruption from modifications or upgrades, terrorist attacks, natural disasters or pandemics (including COVID-19), the effects of climate change (such as sea level rise, drought, flooding, wildfires, and increased storm severity), power loss, telecommunications failures, computer viruses, ransomware attacks, computer denial of service attacks, phishing schemes, or other attempts to harm or access our systems. Some of our systems are not fully redundant, and disaster recovery planning cannot account for all eventualities.

Additionally, should some of our technology vendors terminate their relationship with us, our ability to continue the development of some of our products could be adversely affected, until such time that we find adequate replacement for these vendors, or until such time that we can continue the development on our own.

We may not be able to enhance our platforms and Solutions to keep pace with technological and market developments in our evolving industry.

To keep pace with technological developments, satisfy increasing developer requirements, maintain the attractiveness and competitiveness of our advertising solutions and ensure compatibility with evolving industry standards, we will need to regularly enhance our platform and solutions as well as develop and introduce new services on a timely basis. We also must update our software to reflect changes in advertising networks’ application programming interfaces (“APIs”), technological integration, data security and terms of use. The success of any enhancement or new solution depends on several factors, including timely completion, adequate quality testing, appropriate introduction and market acceptance. Our inability, for technological, business or other reasons, to timely enhance, develop, introduce and deliver compelling advertising services in response to changing market conditions and technologies or evolving expectations of advertisers or consumers could hurt our ability to grow our advertising business.

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

Our products operation as well as our internal conduct and daily management are supported by third-party internet, hosting, SaaS services, and telecommunication providers. Such providers may experience disruptions, which would reduce our revenue and increase our costs. We own servers located in Israel, Europe and the United States and we also rent the services of thousands of servers located around the world. Our servers include mainly web servers, application servers, data collection servers, data storage servers, data processing servers, mail servers and database servers. While we believe that there are many alternative providers of hosting and other communication services available to us, the costs associated with any transition to a new service provider could be substantial. Furthermore, although we maintain back-up systems for most aspects of our operations, we could still experience deterioration in performance or interruption in our systems, delays, and loss of critical data and registered users and revenue, in addition, the services of such providers could be vulnerable to damage or interruption from earthquakes, hurricanes, floods, fires, cybersecurity attacks, terrorist attacks, power losses, telecommunications failures and similar events. The occurrence of a natural disaster or an act of terrorism, a decision to close such providers facilities without adequate notice, or other unanticipated problems could result in lengthy interruptions to our services. The facilities of such providers also could be subject to break-ins, computer viruses, sabotage, intentional acts of vandalism and other misconduct.

Our systems are also not fully redundant, and our disaster recovery planning may not be sufficient for all eventualities. In addition, we may have inadequate insurance coverage to compensate us for losses from a major interruption. Furthermore, interruptions in the services of our providers or their inability to meet the service capacity we require, could result in interruptions in the availability or functionality of our solutions or materially impede our ability to attract and onboard new customers to services and to maintain relationships with current customers. Difficulties of this kind could damage our reputation, be expensive to remedy and curtail our growth.

The introduction of new browsers and other popular software products may materially adversely affect user engagement with our search services.

Users typically install new software and update their existing software as new or updated software is introduced online by third-party developers. In addition, when a user purchases a new computing device or installs a new internet browser, it generally uses the internet search services that are typically pre-installed on the new device or internet browser. Our products are distributed online and are usually not pre-installed on computing devices. Further, as many software vendors that distribute their solutions online also offer search services alongside their primary software product, users often replace our search services with those provided by these vendors while installing new software or updating existing software. After users have installed search solutions offered by us, any event that results in a significant number of our users changing or upgrading their internet browsers could result in the failure to generate the revenue that we anticipate from our users and result in a decline in our user base. Should we not be able to timely respond to such changes or in the event that the search solutions offered by vendors would offer better user experience than the one offered by us, this could have an adverse effect on our business, financial condition and our results of operations. Finally, although we constantly monitor the compatibility of our internet search services and related solutions with such new versions and upgrades, we may not be able to make the required adjustments to ensure constant availability and compatibility of such solutions.

Risks Related to Data Protection Regulations

Regulations, legislation or self-regulation relating to privacy, data collection and protection, e-commerce and internet advertising and uncertainties regarding the application or interpretation of existing or newly adopted laws and regulations could harm our business and subject us to significant legal liability for non-compliance.

Our business is conducted through the internet and therefore, among other things, we are subject to the laws and regulations that apply to e-commerce and online businesses around the world. These laws and regulations are becoming more prevalent in the United States, Europe, Israel, Canada and elsewhere and may impede the growth of the internet and consequently our services. These regulations and laws may cover privacy, data collection and protection, location of data storage and processing, cybersecurity, e-commerce, content, use of “cookies,” access changes, “net neutrality,” pricing, advertising, distribution of “spam” copyright and other intellectual property, libel, marketing, distribution of products, protection of minors, consumer protection, taxation and online payment services.

Many areas of the law affecting the internet remain largely unsettled, even in areas where there has been some legislative action.

For example, we collect, use, maintain and otherwise process certain data about our customers (including, without limitation, customers’ clients or users), partners, candidates and employees, consultants, leads and consumers. Our ability to collect, use, maintain or otherwise process personal data has been, and could be further, restricted by existing and new laws and regulations relating to privacy and data collection and protection, including the EU General Data Protection Regulation 2016/679 (the “GDPR”), the CCPA as revised by the CPRA, the Israeli Privacy Protection Law, 1981 and the regulations thereunder (“Israeli Privacy Law”), as well as other laws. These laws and regulations generally define personal data to include location data and online identifiers, which are commonly used and collected parameters in digital advertising and, among other things, impose stringent user consent requirements and permit data subjects to request we discontinue using certain data. In addition, some countries are considering or have enacted legislation requiring local storage and processing of data that could increase the cost and complexity of delivering our services.

Additionally, the uncertainty created by these laws and regulations can be compounded when services hosted in one jurisdiction are directed at users in another jurisdiction. The GDPR has a wide territorial scope and contains significant penalties for non-compliance. The GDPR, among other things, imposes requirements to provide detailed and transparent disclosures about how personal data is collected and processed, grants rights for data subjects to access, delete or object to the processing of their personal data, provides for a mandatory breach notification to supervisory authorities (and in certain cases, affected individuals) of certain data breaches, sets limitations on the retention of personal data and outlines significant documentary requirements to demonstrate compliance through policies, procedures, training and audits. Additionally, supervisory authorities in the member states have some flexibility when implementing European Directives and certain aspects of the GDPR, which can lead to diverging national rules. European supervisory authorities have been very active in terms of enforcing data protection rules, including with respect to cookie-related matters. In the U.S., regulation of cookies and similar technologies, and any decline of cookies or similar online tracking technologies as a means to identify and potentially target individuals, may lead to broader restrictions and impairments on our business activities and negatively impact our efforts to understand users. While we are taking measures to shift away from third-party cookies based solutions, by using our proprietary cookieless solution, SORT® which enables advertisers to reach their audience in real time without storing any personally identifiable data, we still rely on cookies based solutions.

Most of our products and services are provided without a direct relationships with users, therefore, we rely on our customers or publishers to establish a legal basis (for example, to obtain the consent from the user) on our behalf to process their data, and to implement any notice or choice mechanisms required under applicable privacy laws, but if our customers do not follow this process (and in any event, as the legal requirements in this area continue to evolve and develop), we could be subject to liability.

Recent decisions by the Court of Justice of the European Union and recent guidance from European data protection authorities may further restrict our use of the IAB Transparency Platform which our solutions rely on as well as limit the use of online tracking technologies which we rely on for protecting against fraud and personalization of the feeds and ads. In addition, the U.K.’s General Data Protection Regulation (“U.K. GDPR”), impose robust obligations for the collection, control, use, sharing, disclosure and other processing of personal data and contains documentation and accountability requirements for data protection compliance. The U.K. GDPR exposes us to two parallel regimes (GDPR and U.K. GDPR), each of which authorizes similar fines and may subject us to increased compliance risk based on differing, and potentially inconsistent or conflicting, interpretation and enforcement by regulators and authorities (particularly, if the laws are amended in the future in divergent ways). Failure to comply with these obligations can result in significant fines and other liability under applicable law. In particular, under the GDPR, fines of up to EUR 20 million (or GBP 17.5 million under the U.K. GDPR) or up to 4% of the annual global revenue of the noncompliant company, whichever is greater, could be imposed for violations of certain of the GDPR’s requirements. The GDPR requirements apply not only to third-party transactions, but also to transfers of information between us and our subsidiaries, including employee information.

With respect to transfers of personal data from the European Economic Area (“EEA”), on June 28, 2021, the European Commission issued an adequacy decision in respect of the U.K.’s data protection framework, enabling data transfers from EU member states to the U.K. to continue without requiring organizations to put in place contractual or other measures in order to lawfully transfer personal data between the territories. While it is intended to last for at least four years, the European Commission may unilaterally revoke the adequacy decision at any point, and if this occurs, it could lead to additional costs and increase our overall risk exposure. Additionally, the European Commission is currently re-examining its Decision 2011/61/EU regarding the adequacy of Israel, in light of the GDPR and developments in Israeli privacy legislation, which could result in revoking Israel’s adequacy status for purposes of transfers of personal data from the EEA to Israel. The outcome of this examination may also affect the U.K.’s approach on the adequacy of Israeli law with respect to the U.K. GDPR, which could require us to further review and amend the lawful mechanisms by which we make and/or receive personal data transfers from the U.K. It is unclear how U.K. data protection laws or regulations will develop in the medium to longer term.

Data privacy legislation restricts the cross-border transfer of personal data. Specifically, the GDPR and other EEA and U.K. GDPR generally prohibit the transfer of personal data from the Europe and U.K., to the United States and most other countries unless the transfer is to an entity established in a country deemed to provide adequate protection (such as Israel or the U.K.) or the parties to the transfer have implemented specific safeguards to protect the transferred personal data. Where we transfer personal data outside the EEA to a country that is not deemed to be “adequate”, we take steps to comply with applicable laws, such as through implementing the European Commission’s standard contractual clauses (“SCCs”), that have been updated on June 4 2021, and the shift was completed by December 27, 2022. The European Data Protection Board (“EDPB”) released a comment on the supplementary measures that companies may use to ensure an 'EU level' of data protection - such as conducting impact assessment for data transfers, and assess the use of SCCs on a case-by-case basis, taking into account the legal regime applicable in the destination country, and in particular applicable surveillance laws and rights of individuals as well as consider additional technical and organizational measures and/or contractual provisions that may be needed to be put in place. On June 4, 2021, the European Commission issued a new set of SCCs under the GDPR for data transfers. These modernized SCCs replace the three sets of SCCs that were adopted under the previous Data Protection Directive 95/46. Since September 27, 2021, it is no longer possible to conclude contracts incorporating these earlier sets of SCCs. Until December 27, 2022, companies continued to rely on those earlier SCCs for contracts that were concluded before September 27, 2021. In addition, on February 2, 2022, the Secretary of State of the U.K. laid before the Parliament the international data transfer agreement (IDTA) and the international data transfer addendum to the European Commission’s standard contractual clauses for international data transfers (Addendum), which came into force on March 21, 2022, following Parliamentary approval. Contracts involving data processing which are based on the old EU SCCs and concluded on or before September 21, 2022, will continue to provide appropriate safeguards under the U.K. GDPR until March 21, 2024. In some jurisdictions like the EU, UK and Israel, the law and guidance on data transfers is rapidly developing and recent developments will require us to review and may require us to amend or supplement the legal mechanisms by which we make and/or receive personal data transfers.

Similarly, there have been laws and regulations adopted throughout the United States and in Israel that impose new obligations in areas such as privacy, in particular protection of personal information and implementing adequate cybersecurity measures to protect such information. In the United States, privacy and data security laws are also complex and changing rapidly, these laws are not consistent, and compliance with them in the event of a widespread data breach is complex and costly. Both federal and state legislation also govern the collection, use and other processing of personal data, and the advertising industry has been subject to review by the Federal Trade Commission (the “FTC”), U.S. Congress, and individual states. For example, the CCPA provides data privacy rights for California residents and operational requirements for covered companies. Among other things, companies covered by the CCPA must provide new disclosures to California residents and afford such residents the ability to opt-out of certain sales of personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. In addition, the CPRA, which took effect in January 2023, has expanded the rights granted under the CCPA and impose additional notice and opt out-obligations, including an obligation to provide California residents with the ability to opt-out to the processing of personal information for purposes of behavioral advertising, adds restrictions on the “sale” or “share” of personal information (which it defines broadly under the CCPA), and creates new data privacy rights for California residents and carries significant enforcement penalties for non-compliance. Additional U.S. states have implemented, or are in the process of implementing, similar new laws or regulation (for example, the Virginia Consumer Data Protection Act (“VCDPA”) that has entered into effect on January 1, 2023 and the Colorado Privacy Act (“CPA”) which will go into effect on July 1, 2023) that impose new privacy rights and obligations which resembles the CCPA and CPRA. Further, laws in all 50 states require businesses to provide notice to consumers whose personal information has been disclosed as a result of a data breach. More generally, some observers have noted that the CCPA, CPRA, VCDPA, and CPA could mark the beginning of a trend toward more stringent United States federal privacy legislation, which could increase our potential liability and adversely affect our business.

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

In addition, failure to comply with the Israeli Privacy Law, as well as the guidelines of the Israeli Privacy Protection Authority, may expose us to administrative fines, civil claims (including class actions) and, in certain cases, criminal liability. Current pending amendment to the Israeli Privacy Protection Law, 1981 is expected to enhance fines and sanctions for breaching the Israeli Privacy Law and to strengthen the enforcement capacity of the Israeli Privacy Protection Authority. There have also been privacy bills enacted in other countries around the world, such as Brazil, which have introduced new or expanded privacy requirements and we expect that privacy legislation will continue to evolve in the coming years. Therefore, it is difficult to determine whether and how such existing and laws and regulations will apply to and impact the internet and our business.

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

For example, in February 2021, the State of Maryland’s House of Delegates and Senate approved legislation to tax digital advertising revenue, which is currently under review by the relevant courts. Similar bills have been introduced in several other states.

Certain countries in the European Union and elsewhere have recently adopted taxation on digital services including digital advertising, in various forms, such enacted and proposed taxes may have an impact on us.

Under current Israeli, U.S., U.K. and Ukrainian law, we may not be able to enforce non-competition and non-solicitation covenants and, therefore, we may be unable to prevent our competitors from benefiting from the expertise of some of our former employees and/or vendors, whether current or former.

We have entered into non-competition and non-solicitation agreements with many of our employees and vendors. These agreements prohibit our employees and vendors, if they terminate their relationship with us, from competing directly with us, working for our competitors, or soliciting current employees away from us for a limited period. Under current Israeli, U.S., U.K. and Ukrainian law, we may be unable to enforce these agreements, in whole or in part, and it may be difficult for us to restrict our competitors from gaining the expertise that our former employees gained while working for us. For example, Israeli courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer which have been recognized by the courts, such as the secrecy of a company’s confidential commercial information or its intellectual property. If we cannot demonstrate that harm would be caused to us, we may be unable to prevent our competitors from benefiting from the expertise of our former employees.

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

Moreover, under certain conditions, the use of open source code to create derivative code may obligate us to make the resulting derivative code available to others at no cost. The circumstances under which our use of open source code would compel us to offer derivative code at no cost are subject to varying interpretations. If we are required to publicly disclose the source code for such derivative products or to license our derivative products that use an open source license, our previously proprietary software products may be available to others without charge. If this happens, our customers and our competitors may have access to our products without cost to them which could harm our business. Certain open source licenses require as a condition to use, modification and/or distribution of such open source that proprietary software incorporated into, derived from or distributed with such open source be disclosed or distributed in source code form, be licensed for the purpose of making derivative works, or be redistributable at no charge. The foregoing may under certain conditions be interpreted to apply to our software, depending upon the use of the open source and the interpretation of the applicable open source licenses. The use of open source code may ultimately subject some of our products to unintended conditions so that we are required to take remedial action that may divert resources away from our development efforts.

Risks Related to the Geographical Location of our Operations

Our business is significantly reliant on the North American market. Any material adverse change in that market could have a material adverse effect on our results of operations.

Our revenue have been concentrated within the North American market, accounting for approximately 88% of our revenue for 2022. A significant reduction in the revenue generated in such market, whether as a result of a recession that causes a reduction in advertising expenditures generally or otherwise, which causes a decrease in our North American revenue, could have a material adverse effect on our results of operations.

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

The members of the OECD’s Inclusive Framework on BEPS have agreed in October 2021 on certain recommendations, informally known as BEPS 2.0 or Pillar Two, which aim to modify international taxation norms with the introduction of a 15% minimum tax applicable to in-scope multinational enterprises (with revenue in excess of Euro 750 million). Certain countries and the EU have already published proposed legislation to implement the recommendations which are expected to come into effect starting on 1.1.2024. Israel is one of the 136 jurisdictions that has agreed in principle to the adoption of the global minimum tax rate. Further, the OECD’s Inclusive Framework on BEPS is continuing to make progress with the international taxation reform known as Pillar One dealing with the allocation of taxing rights, focusing mostly on the digital economy, as multilateral convention is expected to be delivered in the second half of 2023.

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

Political, economic and military instability in the Middle East and specifically in Israel may impede our ability to operate and harm our financial results.

We are incorporated under the laws of the State of Israel, where we also maintain our headquarters. Most of our research and development activities and other significant operations are located in Israel, and most of our officers and directors are residents of Israel. As a result, political, economic and military conditions affecting Israel directly influence us. Any major hostilities involving Israel, a full or partial mobilization of the reserve forces of the Israeli army, the interruption or curtailment of trade or air traffic between Israel and its trading partners, or a significant downturn in the economic or financial condition of Israel could adversely affect our business, financial condition and results of operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries, as well as terrorist acts committed within Israel by hostile groups or individuals. Escalation in violence among Israel, Hamas, the Palestinian Authority and other groups, as well as extensive hostilities along Israel’s border with the Gaza Strip have resulted in missiles being fired from the Gaza Strip into Israel. Additionally, since April 2011, internal conflict in Syria has escalated, and chemical weapons have been used in the region. Conflicts in the Middle East, including in Egypt and Syria which countries border Israel, have resulted in continued political uncertainty and violence in the region. This instability and any intervention may lead to deterioration of the political and economic relationships between the State of Israel and some of the countries in the region, and may have the potential for additional conflicts in the region. In addition, Iran has threatened to attack Israel and may be developing nuclear weapons. Iran also has a strong influence among extremist groups in the region, including Hamas in Gaza, Hezbollah in Lebanon and various rebel militia groups in Syria. Furthermore, amid the increased hostility between the United States and Iran, Iran issued multiple public statements threatening to attack Israel and the United States. These situations have escalated at various points in recent years and may escalate in the future to more violent events, which may affect Israel and us. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions and could harm our results of operations and could make it more difficult for us to raise capital. Parties with whom we do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements.

Our commercial insurance does not cover losses that may occur as a result of events associated with the security situation in the Middle East. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or that it will sufficiently cover our potential damages. Losses or damages incurred by us could have a material adverse effect on our business. Armed conflicts or political instability in the region may negatively affect business conditions and could harm our results of operations.

Several countries restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies whether as a result of hostilities in the region or otherwise. In addition, there have been increased efforts by activists to cause companies and consumers to boycott Israeli goods based on Israeli government policies. Such actions, if accelerated, could adversely affect our business, financial condition and results of operations. In addition, many Israeli citizens are obligated to perform several days, and in some cases more, of annual military reserve duty each year until they reach the age of 40 (or older, for reservists who are military officers or who have certain occupations) and, in the event of a military conflict, may be called to active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists. It is possible that there will be military reserve duty call-ups in the future. Our operations could be disrupted by such call-ups, which may include the call-up of members of our management. Such disruption could materially adversely affect our business, prospects, financial condition and results of operations.

The Israeli government is currently pursuing extensive changes to Israel’s judicial system. In response to the foregoing developments, many individuals, organizations and institutions, both within and outside of Israel, have voiced concerns that the proposed changes may negatively impact the business environment in Israel due to the reluctance of foreign investors to invest or transact business in Israel, increased currency fluctuations, downgrades in credit rating, increased interest rates, increased volatility in security markets, and other changes in macroeconomic conditions. We cannot be certain whether the planned judicial overhaul will occur or in what form. To the extent that any of the negative developments stated above do occur, we cannot be certain on how investors will assess these matters and whether their assessment will adversely impact the perception of our business and our share price, or how these developments impact our business operations in Israel.

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

Furthermore, because a significant portion of our assets and investments, and most of our directors, officers and Israeli external experts are located outside the United States, any judgment obtained in the United States against us or any of them may be difficult to collect within the United States.

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

ITEM 4.          INFORMATION ON THE COMPANY

A.          HISTORY AND DEVELOPMENT OF THE COMPANY

Our History

We were incorporated in the State of Israel in November 1999 under the name Verticon Ltd., changed our name to IncrediMail Ltd. in November 2000 and in November 2011 changed our name to Perion Network Ltd. We operate under the laws of the State of Israel. Our headquarters are located at 26 HaRokmim Street, Holon 5885849, Israel. Our phone number is 972-73-398-1000. Our website address is www.perion.com. The information on our website does not constitute a part of this annual report. Our agent for service in the United States is Intercept Interactive Inc. d/b/a Undertone, which is located at One World Trade Center, 71st Floor, Suite J, New York, NY 10007.

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

Principal Capital Expenditures

In 2020, 2021 and 2022, capital expenditures consisted of $0.5 million, $0.6 million and $1.1 million, respectively, mainly from investments in computer hardware and software.

To date, we have financed our general capital expenditures with cash generated from operations and debt. To the extent we acquire new products and businesses, these acquisitions may be financed by any of, or a combination of, cash generated from operations, or issuances of equity.

B.          BUSINESS OVERVIEW

Perion is a global technology innovator in the digital advertising ecosystem, providing brands, agencies and publishers with the holistic ability to identify and measurably reach their most valuable customers – across all numerous digital channels, including retail media – with high impact creative units that are orchestrated by its proprietary Intelligent Hub (iHUB).  The iHUB which connects the supply and demand sides of the marketplace, and as a result is capable of bringing Perion and its client’s significant efficiencies.

Perion’s technology leadership leverages the Company’s scale, operating across the three main pillars of digital advertising: ad search, social media, and display/video/CTV; which represents an addressable market of $567 billion in 2022, with an expected growth of $836 billion by 2026, according to eMarketer. The presence across the three pillars provides diversification of our revenue streams, a proprietary market agility that allows the Company to rapidly capitalize on shifts in spending and budget allocation in a timely and efficient manner. The three pillars are represented by our search ad monetization, which is a direct-response platform that works with a range of different publishers; cross-channel high impact advertising through the open web, including video and CTV; social advertising through our actionable performance monitoring platform; and our content monetization system.

The advanced technological solutions offered by Perion, which apply to the majority of consumer journey and marketing funnel, including these capabilities, which enable the Company to continuously expand its margin, demonstrating the effectiveness of its iHUB, which is further detailed below;

1.
The ability to monetize search traffic through our partnership with Microsoft Advertising (Bing), the effectiveness of which is reflected in the consistent growth of our publisher network. This is particularly important given the growing shift to Direct Response units marketing, as search represents the highest intent customers;

2.	The ability to meet advertiser demand for higher sustained user engagement with our high-impact Ad suite;
3.	The ability to monetize the fast-growing retail media segment;
4.
The ability to innovate in sectors that matter most to brands; this is manifest in SORT® which is an effective and successful response to advertiser recognition of privacy matters and the upcoming deprecation of cookies by Google;

5.	The ability to acquire and execute with strategic and operational discipline; and
6.	SORT®, Perion’s alternative to third party cookies, is first and foremost the result of our ability to analyze the complex data signals that are derived from our assets that flow through our iHUB.

SORT® - which stands for “Strategic Optimization of Relevant Traits” – and which is covered by a provisional patent, not only eliminates the need for cookies, but is being demonstrated by actual, real-time comparison tests made by Neutronian, a respected third-party research firm, to outperform first-party cookies.

Further, SORT® does not collect or store any user data, the way other cookie-less solutions do. Giving SORT® a unique position as a superior, competitively advantaged replacement for third-party cookies. While cookies are currently an essential part of the targeting infrastructure of the digital advertising market, they are under increasing pressure for the manner in which they are perceived to violate user privacy. In fact, the U.S. Congress is looking into cookies and considering further restrictions. Thus, SORT® provides a competitive solution that should enable Perion to capture additional revenue as brands and advertisers move away from traditional methods such as cookies and other platforms, i.e., Google that postponed its elimination of cookies until the end of 2024 presumably because they were unable to develop a satisfactory replacement solution.

In addition, consumers are made aware that a brand campaign is running through SORT®, and hence the ads are safe to click, thanks to a proprietary “Privacy Shield” graphic logo that is incorporated into every ad unit running through SORT®. SORT® is a solution that provides consumers with visible confidence they won’t be followed around the web as their behavior is being tracked.

To provide further details on our iHUB, this centralized and intelligent hub, connects the supply side and demand side assets of Perion, processing billions of signals from across out network and properties. This provides five levels of value: operational savings in the form of – shared resources; reduced traffic acquisition costs and media buying optimization; increased customer value; market agility and creative firepower, as further described below.

1.	Operational Savings – Shared Resources

The iHUB plays a central function role in Perion’s activities, acting as a shared infrastructure resource consisting of an ad-server, as well as a central real-time bidding engine, a smart data layer, and a sophisticated reporting mechanism. This efficiency eliminates excessive expenses that would otherwise be incurred if business units had to develop separate infrastructures.

2.	Traffic Acquisition Costs (TAC) Optimization

The iHUB allows our business units to quickly balance and harmonize demand and supply, providing optimum utilization of our owned & operated supply, as well as what is available on the open web. This enables us to serve direct demand in a closed loop, generating superior efficiency and hence performance.

This optimization is enhanced by our ability to offer publishers and advertisers multiple ad products to support their marketing efforts which enables us to increase market share with current and new clients.

3.	Increased Customer Value

Our advertisers benefit from both the large scale and broad reach Perion offers, with enhanced matching based on a segment-by-segment method. This is made possible by our cross-company data layer, which provides significant value to our publishers, delivering more opportunities to monetize their inventory and generate incremental revenue. Our unified platform multiple ad products, from different business units, for ongoing, real-time dynamic creative optimization.

4.	Market Agility and Creative Firepower

The COVID-19 pandemic, and the volatility of the post-pandemic marketplace, have highlighted the importance of being able to respond to strategic shifts in advertising dollars allocated between video/CTV, display and search media. Advertisers are more focused than before on executing flexible media spent strategies. This is where Perion’s thrives, by providing diversified solutions portfolio, including our well-known high-impact ad formats, which provide advertising performance and brand engagement across multiple platforms and channels, we are well positioned to capitalize on the inevitable changes in digital advertising spending and quickly respond to the ever-changing needs of the market.

Strength Through Diversification

Perion is positioned to benefit from the overall growth of the digital marketplace, through our diversified business solutions that cover the three main pillars of digital advertising—our search ad monetization; cross-channel high-impact advertising, including through video and CTV; social advertising through our actionable performance monitoring platform; and our content monetization system. We believe that Perion’s solutions will be able to attract advertisers from less-effective competitors.

1.	Intelligent High-Impact Solutions that Win the War for Attention

Brands and advertisers are in a war for attention, and it is getting more intense. Without delivering impactful creative through the proper channels, brands cannot express a cohesive, creative campaign throughout the purchase funnel, nor can they achieve successful ROI (Return on Investment). Perion’s High Impact Advertising, which includes rich media and engaging iCTV, is the breakthrough answer to effective creative expression. It breaks through the clutter and ad blindness that conventional ad units struggle to overcome, enabling the upper and mid-funnel brand objectives required by brands and agencies transforming awareness into performance. Some of our customers are world-class brands such as Mercedes-Benz, IBM, Disney, Walmart, Albertson’s and Verizon.

We operationalize our proprietary, creatively-led solutions based billions of data points delivered from years of user engagement and interactions with different kinds of advertising units. These units are developed based on the requirements of our advertisers and our cultural insights. To assure that our High Impact Advertising creative can be distributed to the right audiences, we have built and grown our curated network of publishers where our High Impact Advertising are served. Our curated network is also important because advertisers are increasingly concerned about “brand safety” - they don’t want their ads to appear alongside of questionable or controversial ads, which could have a negative impact on their brand name and reputation.

As described above, our proprietary cookie-less targeting solution, SORT®, enables superior performance that allows brands to reach optimal performance by predicting how consumer groups will respond to our High Impact Advertising, at scale, without privacy-invasive practices of legacy third-party cookie-based targeting. Our technology utilizes real-time, cookie-less data signals to identify users with shared traits and behaviors, then classifying them into addressable and fully anonymous SmartGroups.

Perion’s technology is designed to continually balance the right mix of channels – from display to video/CTV – to improve the Return on Ad Spend (“ROAS”). This complete technological moat delivers robustly optimized campaigns that combine creativity, reach, and our proprietary targeting capabilities. This moat also includes Perion’s white-glove client service and the turnkey provision of comprehensive, full-funnel solutions to all brands and agencies.

2.	Search monetization solution - Transforming Search into Revenue

Capturing consumers at their moment of highest intent has been well-established as the most ROI (Return on Investment) positive advertising channel, thus, it’s not surprising that advertisers are increasingly allocating funds to search advertising.

Perion, through its publisher network, delivered approximately 18.5 million average daily searches in 2022 compared to 16.7 million daily searches in 2021, which represents an increase of 11% year-over-year.

Searching is a fundamental digital behavior that will continue to grow, we are continuously innovating and advancing our solutions to provide more value to our publishers. We deploy advanced AI, neural networks, and machine learning to optimize yield for our publishers and transform search into revenue. At Perion we are poised to seize this shift, thanks to our longstanding relationship with Microsoft Bing and other leading search and content partners, across 62 countries.

According to eMarketer reports, U.S. search advertising market reached $101 billion in 2022, and is estimated to reach over $108 billion in 2023, which represents 39% of U.S. digital ad spending.

Microsoft Advertising has been our partner since 2010, in November 2020 we extended our partnership for four additional years. In February 2022 we were named Microsoft Advertising’s 2021 Global Supply Partner of the Year. This prestigious award goes to the business that has shown excellence in partnership with Microsoft Advertising across all areas of collaboration. This recognition is based on key partnership results that include engagement, revenue growth, feature adoption in Search and Native, and the scale of joint activities.

According to Statista and comScore, Microsoft BING had 1.2 billion unique monthly global visitors as of May 2022, and delivered 14.7 billion monthly searches over PC as of June 2022. As of December 2022, Microsoft BING had 8.95% worldwide PC market share. In addition, it generated approximately $11.5 billion in revenue in the 2022 fiscal year.

Our Search monetization solution is comprised of the following 3 offerings:

Website Monetization - leveraging intent signals to deliver text ads, shopping offers, and premium news that enable site owners to gain higher revenue and enhanced user engagement.

Search Mediation - enables media traders to monetize search demand and achieve higher yields by leveraging the machine learning that drives our mediation platform.

App Monetization - using intent-based search signals to monetize publishers' desktop and mobile apps, white-label search engines and more.

3.	Video Monetization & Revenue Management

Online Video is by far the fastest-growing category in ad spending over the last 5 years, as budgets continue to shift from traditional TV to online video and online TV. As linear TV audiences shrink, marketers are investing more and more of their budgets in digital value. As budgets continue rising, digital publishers recognize the incremental revenue opportunity they can capture, but that requires sophisticated video technology that is capable of end-to-end management of their content delivery, ad serving and optimization.

Vidazoo, our video monetization platform, meets those needs by supporting publishers with best-in-class video technology and monetization. Through Vidazoo’s proprietary video platform we offer a wide range of products, through which publishers can deliver an enhanced user experience, increase video content consumption, and identify new monetization opportunities.

Vidazoo’s most commonly distributed technology products are: Online Video Player, Content Monetization System, AdServer and Yield Ad Management Platform.

In addition, Vidazoo also provides monetization services and generates revenue via an ad marketplace that connects 28 programmatic advertisers with exclusive high-quality and brand-safe opportunities for video inventory across 99 publishers worldwide.

4.	Content optimization Solution – Creating Opportunities for Publishers Seeking Growth

The nature of today’s digital ecosystem, including the power of Google and Facebook, makes audience growth challenging for publishers. This leaves them with fewer levers for increasing their audiences and achieving profitable results, in a predictable and efficient manner.

Perion’s Content Monetization Platform (branded as Wildfire) provides publishers with a profitable and strategic path to the future. In the face of declining revenue, Wildefire drives incremental growth. The Wildfire platform uses intent signals to keep users continuously engaged, as it repeatedly optimizes content, advertising and layout within owned and operated mini-sites. Our machine learning employs AI analysis and deploys tens of thousands of combinations of content and advertising to achieve maximum user engagement and publisher profitability. Wildfire capabilities allow us to optimize revenue-per-session as well as refine and inform our decision-making by identifying pockets of profitability and loss.

5.	Paragone’s The Cross-Channel Digital Advertising SaaS platform: Maximize Reach, Optimize Revenue and Improve Efficiency

Paragone allows advertisers to observe, in real-time, their cross-channel paid digital advertising activities, execute campaigns with one unified UI, and optimize budgets across channels using the platform AI and rule-based techniques.

Under the hood, Paragone collects and centralizes previously siloed advertising data, cleanse, normalizes and visualizes it, so that agencies and brands could manage cross-platform campaigns with ease. The platform works with some of the largest social networks such as Meta’s networks, LinkedIn, Snapchat, Pinterest, Twitter, TikTok, and Google, and synthesizes data from attribution vendors including Google Analytics and AT Internet. Marketers can also upload offline data to the platform and cross-reference it with top of the funnel data so that marketers can get a full-funnel view of their ROAS.

Industry Overview

Our search and display advertising business, which addresses the majority of digital ad spend, is supported by the integration of AI-based ad-tech, video, display, search, and social ad units.

Based on eMarketer reports, digital advertising spend accounted for approximately 65% of total worldwide media advertising in 2022, reaching $567 billion and expected to increase to $836 billion and approximately 73% of worldwide advertising spend by 2026. In 2022, U.S. display advertising spend, including banners, rich media, video and social, was approximately $141 billion and is expected to increase by 64% and reach $232 billion in 2026, according to eMarketer.

We believe the continued growth of digital ad spend will, in part, be driven by the convergence of television advertising and digital mediums, including instream and outstream digital video and CTV. Furthermore, cross-channel technologies, which allows advertisers to connect brand messaging across television and digital channels, will further enable the convergence of ad spend. Our solution positions us in the sweet spot of these trends by providing a connective technology layer, which eliminates fragmentation and tracks the entire consumer journey and marketing funnel.

All advertisers are increasingly allocating media advertising budgets to digital channels and formats. We work with some advertisers directly, but our primary customers are advertising and media agencies – including the major holding companies - who are engaged by brands to develop and implement their creative and media plans. We work with both sides of the market to plan, design, deliver, manage, and measure their digital advertising investments. We generally do not enter into long-term contracts with our advertising customers, but respond to specific campaign requests, and are compensated based on ad formats, campaign complexity, impressions, and creative requirements. We have a high revenue retention rate when serving our large holding company clients, although the brand composition changes, depending on agency wins/losses and as specific brand campaign tactics change along the purchasing funnel cycle.

We address the display advertising market through direct and programmatic media sales as well as managed and self-service advertising campaign management tools. Programmatic customers benefit from advanced automation, full transparency, and the resulting efficiency. Clients receive support throughout the campaign cycle, which starts with a consultative sales process to shape the best offering for that customer.

Beyond ad-tech automation, advertisers are also increasingly looking for unique ad formats and inventory that can tell impactful stories on digital, by utilizing content, rich media, and digital video/CTV. “Banner fatigue”, which describes the fact that consumers are so overwhelmed by digital advertising that they stop paying attention – is a well-known reality that Perion’s high-impact units overcome.

We believe the shift beyond standard banner ad formats is inevitable. eMarketer reports that rich media, including our high-impact ad formats, as well as outstream and instream video accounted for $88 billion of U.S. digital display ad spend in 2022 and is expected to increase by 81%, reaching approximately $159 billion in 2026, according to eMarketer.

U.S. Digital video, including instream formats such as “pre-roll” and outstream formats such as “inline”, represented the vast majority of rich media ad spend in 2022, topping $76 billion, and is expected to reach $143 billion by 2026, representing an increase of 87%.

U.S. Connected TV ad spending accounted for $21 billion in 2022 and is expected to reach $44 billion by 2026, representing an increase of 106%.

Retail Media is another important sector for advertising, as retailer data is highly leveraged to create advertising opportunities both on the retailer site and into the open web. Retail Media Networks are thought to be the “third wave” of digital advertising. According to eMarketer, in 2022, Retail Media accounted for $37 billion representing 15.0% of the U.S. digital ad spending, which is expected to increase by 48% and reach $55 billion by 2024, which would represent 17.8% of the U.S. digital ad spending. Perion’s Retail Media solutions provide a unique solution through advertising “Ads-as-a-platform” that enable personalized, dynamic solutions in Perion’s signature high-impact approach, which are highly sought as grocers as other retailers shift from print advertising to digital solutions.

Social networks are expected to continue playing a major platform for digital advertising, and advertisers will look for emerging platforms such as TikTok to reach both existing and new audiences. According to eMarketer, in 2022, social networks accounted for $65 billion representing 26.3% of the U.S. digital ad spending, which is expected to increase by 21% and reach $79 billion of U.S. digital ad spending by 2024, which would represent 25.5% of the U.S. digital ad spending.

According to eMarketer, users in the U.S. are devoting a significant amount of time to social networks, since 2021 approximately 75 minutes per day on social network, which is expected to remain at the same level by 2024, representing approximately 15% of time spent on digital media during those years.

It is estimated that 92% of digital display ads will be transacted through programmatic channels by 2024, including programmatic direct and real-time bidding (RTB) campaigns, according to eMarketer. Driven by this trend, we continue to make significant investments in AI-based technologies, which optimize both the price and performance of our digital advertising campaigns.

In light of regulatory developments, including GDPR, CCPA and CPRA, as well as existing and planned limitations to be enacted by major web browser publishers, including Google, we expect advertisers to increasingly seek alternatives to third-party “cookie”- based targeting. We are focusing investments and R&D on expanding our SORT® product.

In 2022, U.S. search advertising spend reached $101 billion and is expected to increase by 45% reaching $147 billion in 2026, representing 38% of U.S. digital ad spending, according to eMarketer.

Search is the most intent-based form of advertising, as advertisements are served in direct response to the search queries, resulting in relevant advertisements yielding significant revenue to the search engine companies. Our search-related products address the market by engaging with premium search providers like Microsoft, and offer end users the ability to search the internet via easily embedded search functionality in a wide variety of publisher sites.

The search engine market is highly competitive as providers such as Google, Microsoft, Yahoo and other smaller players, seek to gain more market share. We believe such competition will increase the utilization of our search solution, which enables search providers to increase their market share and monetization.

The ability of our search engine partners to increase their revenue per search, is driven by the supply of search advertising inventory relative to demand, as well as internal pricing dynamics. As the search market continues to grow and we continue to expand our solutions, revenue earned by us and our partners is expected to grow as well. An example of such is the launch of our click-to-buy functionality within user search activity which positions us for future growth and revenue.

Growth Strategy

Our strategy is to grow our business by offering innovative and diversified advertising, search, awareness and performance solutions to the world’s leading brands, agencies and publishers. These solutions, driven by advanced technology, make each component of the funnel – awareness, consideration, intent and purchase – operate more effectively.

We will achieve this by offering compelling data-driven, digital advertising solutions and search monetization through holistic customer experiences and innovative platforms that cover the three main pillars of digital advertising - ad search, social media and display / video / CTV.

Growth Through Innovation

Innovation, driven by the introduction of new technologies, tools, services and offerings, will address one of our key priorities, which is to make our revenue models more predictable, sustainable and resilient. We are expanding our product portfolio to provide added value to our clients without adding silos and overhead, while always maintaining efficiency across our different business units. Our iHub is central to that efficiency. The investments we have made in the scale and reach of our business have enabled us to develop our pioneering technology, SORT®.

To accelerate this process, we completed several acquisitions, including the acquisitions of Septa Communication LLC in March 2019 (known as “Captain Growth”), the acquisition of Content IQ LLC in January 2020, the acquisition of Pub Ocean in July 2020 and the acquisition of Vidazoo in October 2021, to allow us to expand our capabilities and maximize our existing businesses.

Growth Through ChatGPT

Recently, Microsoft Bing announced the addition of ChatGPT to their search offering. This AI-based conversational agent has the potential to significantly enhance the overall user search experience and engagement. With ChatGPT, users can receive personalized responses to their queries, resulting in higher-quality and more relevant search results. This can lead to increased user satisfaction and retention and potentially lead to an increase in the number of end users.

Moreover, ChatGPT can open new monetization opportunities for our search offering. By integrating relevant ads into the conversation, we can provide a more targeted and effective advertising experience for our advertisers, leading to higher click-through rates and conversions.

Growth Through Connected Devices

Our advertising offerings target brands that are highly focused on their relationship with consumers. They recognize that their reputation and ability to compete are determined by meaningful connections that are sequentially delivered by relevant, high-quality creative and advertising contexts, across all platforms, including video, CTV and iCTV, in brand-safe environments.

Our growth strategy also recognizes the migration to 5G networks and the growing access to high-speed internet. Streaming of video content that takes advantage of faster delivery, as well as the growth of CTV and internet-connected devices, is something we are investing in so we will be able to take advantage of upgraded user experiences.

We also intend to continue investing in technology, partnerships and sales that offer our advertising clients enhanced features and functionalities to reach their consumers.

Growth Through Retail Media

Media Network investment is growing dramatically, for retailers this represents a new, high-growth, high-margin revenue stream. Commerce media networks will grow to be far larger than just the retailer site because commerce media finds new customers beyond the retailer’s existing customers with CPG offers, it will reach all screens, including DOOH.

Amazon made $31 Billion in revenue from advertising last year, that pace puts advertising at 8% of their total annual revenue.

Retailers cannot and are unwilling to use “shelf” solutions, they have much data about their customers and are not easily willing to share. For this reason, retailers are looking for innovative partners and Perion is well-positioned to play an important role here, as we have the technological capability to assist retailers in leveraging their data and capitalizing on it.

Growth Through iHUB

Our iHUB, connects supply and demand side assets, processing billions of signals. Our advertisers benefit from both high scale and reach, as well as better matching on a segment basis. This is made possible by our cross-company data layer. This same technology offers customer value to our publishers, delivering more opportunities to monetize their inventory and generate incremental revenue - as we make multiple ad products from different business units available through our unified platform.

Growth Through Search Monetization

Our search monetization solution leverages our relationship with Microsoft Bing and other leading search and content partners, to drive innovation and revenue based on AI and analytic tools as part of our ongoing effort to provide comprehensive and compelling search solutions and monetization tools to diversified publishers around the globe. We do this through a variety of digital properties, including websites, apps, extensions and search engines.

In addition to strategically diversifying our revenue sources and extending our products suite and partners, we are embedding our search functionality in our new products, thus increasing our monetization potential.

Detailed Background on Our Advertising Solutions

The technology backbone behind our Display Advertising solutions is designed to connect brands with consumers via meaningful digital interactions and experiences. This is done through 8 key components:

1.          Supply Management Platform;
2.          Demand Management Platform;
3.          Analytics Platform;
4.          Creative Platform;
5.          AI Platform;
6.          Actionable Performance Monitoring;
7.          Online video player; and
8.          Content monetization system.

Supply Management Platform

The Supply management platform operationalizes relationships with our publishers by treating every impression in an optimal manner. Our platform is driven by the business requirements and monetary expectations, which in turn determines which ads are allowed, what prices are expected, and the allowable frequency. All components in our supply management platform are based on proprietary technology and are based on our specific needs and use cases.

Demand Management Platform

The demand management platform addresses the needs of advertisers for campaign planning and design with a system that delivers a recommendation that will hit the specific goals of any advertiser. It recommends advertising channels, audience targeting strategy and ad product mix which are all based on benchmarks and past experiences of the advertiser. Once the plan is created, the data-driven platform pushes instructions to the campaign management system for execution, based on parameters like dates, volume level, list of supply sources and campaign goal.

Analytics Platform

Our Analytics platform provides information and performance metrics and insights, demonstrating the value of our solutions for our customers. This is flexible system reports all the required data, including total budget; the delivery of reach and impressions; invested engagement metrics, etc. The analytics platform supports our data driven culture – providing business stakeholders full visibility of KPI’s on key processes while facilitating data and reporting in a self-service manner, with pre-build dashboards and reports.

Creative Platform

Perion’s creative platform is a key component of our solution. It’s a robust rich media platform which leverages our proprietary ad units, and is tailored to the needs of our advertisers, providing them with a comprehensive solution to create compelling, engaging, dynamic, cross-platform and high-impact advertisements. We learn, we adjust, we continually iterate - allowing us to create engaging high-performing user experiences that perform top-mid and bottom-funnel.

AI Platform

Our AI platform uses machine learning to bring deep intelligence to the various phases of campaigns: planning, activation and reporting which utilize models built on top of our data platforms. Based on campaign-to-campaign learnings and complex heuristics, the platform generates better performance for our customers and improved efficiency by providing rules-based and budget optimizations.

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

Online video player (OVP)

Our proprietary online video player and integrated ad server allows publishers and brands to upload, manage and stream video content. Vidazoo’s OVP is certified with the major advertising platforms and compatible with all devices and video formats. The Vidazoo OVP is integrated with a proprietary ad server, ensuring a consistent user experience by reducing latency and errors, adding to its inherent power and efficiency. Latency is recurring issue in video; consumers are impatient and significant amounts of revenue is lost when users abandon a site.

Content Monetization System

The content monetization system provides publishers the tools to maximize ad revenue from reader sessions, optimizing traffic that Perion can efficiently drive to a publisher site. The system integrates ads within the content layouts, at the page level, constantly a/b testing for the most enhanced performance, while maintaining a user-friendly experience. This system is powered by a highly customized header bidding technology which controls ad delivery with optimal view ability measures as it leverages a variety of programmed sources.

Search Advertising Solution

The technology of our search solution is composed of the following systems:

1.          Publisher management system;
2.          Search demand management system;
3.          Monetization products; and
4.          AI system.

Publisher Management System

The publisher management system provides publishers access to an online dashboard providing analytics and performance optimization tools, as well as reports that enable them to maximize their distribution and monetization.

Search Demand Management System

The search demand management system integrates and onboards demand vendors to our monetization products. The integration supports multiple vendors according to predefined configurations and rules, enabling various business models and offerings, and making it possible for Perion’s R&D team to innovate on the “search stack.”

Monetization Products

Our monetization products are designed to deliver algorithmic search results concurrently with sponsored listings, both of which are served for the same search queries. They can be operationalized in different ways, including the transmission of search queries to search engines such as Bing, search Feed APIs operated on publishers’ domains and an enriched and optimized hosted search results page which offers an enhanced user experience.

AI System

The AI technology behind our search solutions optimizes the various phases of the funnel including intent detection and demand optimization to yield performance optimization and maximized consumer experience.

Products Under Development

Innovation is a core driver of our culture and operations and essential for our growth. Hence, we invest substantial resources in research and development to develop new solutions, offerings, applications and services, improve our core technologies and enhance our technology facilities and infrastructure and capabilities.

Our research and development activities are primarily conducted in Israel and Europe, focusing on the development of new services and platforms solutions that will offer our customers (i) standout brand experiences, building on our high-impact units and recognizing the move to video; (ii) effective distribution tools, (iii) increased monetization capabilities through content features and applications, and (iv) enhanced optimization via powerful and reliable data analytics driven by AI. In addition, we are continuously improving existing products through software updates and upgraded features. Our research and development department is divided into groups based on scientific disciplines and types of applications and products.

Intellectual Property

Our research and development efforts and their underlying proprietary technologies, solutions and products are meaningful to our operations and competitive advantage, we rely upon trade secret, trademark, copyright, and patent laws in the United States and abroad to establish and protect our intellectual property.

Although we have a number of patents, copyrights, trademarks and trade secrets and confidentiality and invention assignment agreements to protect our intellectual property rights, we believe that our competitive advantage depends primarily on our brand awareness, client relationships, marketing, business development, services, applications, know-how and ongoing research and development efforts. Accordingly, we believe that the expiration of any of our patents or patent licenses, or the failure of any of our patent applications to result in issued patents, would not be material to our business or financial position.

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

Our employees and consultants are required to execute confidentiality covenants in connection with their employment and consulting relationships with us. These agreements also contain assignment and waiver provisions relating to the employee’s or consultant’s rights in respect of inventions.

Competition

The markets in which we engage in are subject to intense competition.

We compete with many other companies offering solutions for online publishers and developers, including search services and other.

The advertising technology industry is highly competitive. There is a large number of digital media companies and advertising technology companies that offer services similar to those of our advertising solution and that compete for finite advertiser/agency budgets and publisher inventory. There is a large number of niche companies that are competitive with our advertising solution because they provide a subset of the services we provide.

Some of the competitors are larger and have more financial resources than we have, including, Google, Facebook, Amazone and Microsoft – the latter is both a strategic partner and competitor in that Bing generates organic traffic independent of our publisher network. We also compete with other companies that offer consumers the ability to search outside of search engines themselves, such as IAC, System1and others.

As we evolve and introduce new solutions, and as our competitors as well as other companies do the same, we may be subject to additional competition. Many of our current and potential competitors may have significantly greater financial, research and development, back-end analytical systems, manufacturing, and sales and marketing resources than we have. These competitors could potentially use their greater financial resources to acquire other companies to gain even further enhanced name recognition and market share, as well as to develop new technologies, enhanced systems and analytical capabilities, products or features that could effectively compete with our existing solutions, products and search services. Demand for our solutions, products and search services could be diminished by solutions, products, services and technologies offered by competitors, whether or not their solutions, products, services and technologies are equivalent or superior.

On the operational side, our ability to attract developers is largely dependent on our ability to pay higher rates to our publishers and developers, our success in creating strong commercial relationships with developers that have successful software, websites or distribution channels, and our ability to differentiate our distribution, monetization, and optimization tools from those of our competitors.

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

For example, we are subject to U.S. federal and state laws regarding copyright infringement, privacy and protection of user data, many of which are subject to regulation by the Federal Trade Commission. These laws include the CCPA, which provides data privacy rights for consumers and operational requirements for companies and amended by the CPRA which imposes additional notice and opt out obligations, including an obligation to provide an opt-out for behavioral advertising. The Digital Millennium Copyright Act, which aims to reduce the liability of online service providers for listing or linking to third-party websites that include materials that infringe copyrights or the rights of others, and other federal laws that restrict online service providers’ collection of user information on minors as well as distribution of materials deemed harmful to minors. Many U.S. states, such as California, have adopted or are planning to adopt statutes that require online service providers to report certain security breaches of personal data and to report to consumers when personal data will be disclosed to direct marketers. There are also a number of legislative proposals pending before the U.S. Congress and various state legislative bodies concerning data protection which could affect us. The interpretation of data protection laws, and their application to the Internet, is in certain cases unclear and in a state of flux. There is a risk that these laws may be interpreted and applied in conflicting ways and in a manner that is not consistent with our current data protection practices.

Foreign data protection, privacy and other laws and regulations may affect our business, and such laws can be more restrictive than those in the United States. For example, in Israel, privacy laws require that any request for personal information for use or retention in a database be accompanied by a notice that indicates: whether a person is legally required to disclose such information or that such disclosure is made at such person’s free will and consent; the purpose for which the information is requested; and to whom the information is to be delivered and for which purposes. A breach of privacy under such laws is considered a civil wrong and subject to administrative fines as well as civil damages. Certain violations of the law are considered criminal offences punishable by imprisonment. In the European Union, similar data protection rules exist as well was privacy legislation restricting the use of cookies and similar technologies. Subject to some limited exceptions, the storing of information, or the gaining of access to information already stored, in the terminal equipment of a subscriber or user is only allowed on condition that the subscriber or user concerned has given his or her informed consent. Moreover, the GDPR has an extraterritorial scope and the definition of personal data in broad and includes location data and online identifiers, and imposes more stringent user consent requirements. Further, it includes stringent operational requirements for companies that process personal data and contains significant penalties for non-compliance. Also in other relevant subject matters, such as cyber security, data, e-commerce, copyright and cookies, new European initiatives have been announced by the European regulators and the European Commission and legislators. Further, to date, member States have some flexibility when implementing European Directives and certain aspects of the General Data Protection Regulation, which can lead to diverging and stricter national rules.

Because our services are accessible worldwide, certain foreign jurisdictions may claim that we are required to comply with their laws, including in jurisdictions where we have no local entity, employees or infrastructure.

These regulations result in significant compliance costs and could result in restricting the growth and profitability of our business.

Recent Acquisitions

Acquisition of Vidazoo

On October 4, 2021, we entered into a Share Purchase Agreement, for the acquisition of all the shares of Vidazoo, an Israeli privately held company founded in 2014. Vidazoo is a leading video technology company that enables both advertisers and publishers to deliver high impact content and advertising to consumers. The acquisition was made for a total consideration of $93.5 million, consisting of $35.0 million in cash upon closing with an additional of $58.5 million structured as a performance earn-out, if certain EBITDA-based targets are achieved.

Acquisition of Content IQ

On January 14, 2020, we entered into and consummated a Membership Interest Purchase Agreement, or MIPA, with Asaf Katzir and Ziv Yirmiyahu, or the Sellers, and Content IQ for the acquisition of all the shares of Content IQ, a privately held company founded in 2014, based in New York City with offices in Tel Aviv. Content IQ has created data algorithm and analytics tools that deconstruct content, revenue and distribution to solve digital publishing challenges. The acquisition was made for a total consideration of $73.05 million, of which $15 million in cash was paid upon closing, with an additional maximum $11 million as a retention incentive. The total consideration also includes maximum of $47.05 million in earn-outs over a period of two years tied to revenue and EBITDA-based metrics. The agreement also contains customary representations, warranties, covenants and indemnification provisions. As of the date of this report, the parties conduct a mediation with respect to the amount of earnout to be ultimately paid to the sellers.

On July 22, 2020, in connection with the acquisition of Pub Ocean, as stated below, we amended the MIPA. Under the terms of the amended MIPA, it was agreed with the Sellers, that (i) revenue and EBITDA of Pub Ocean will be attributed towards Sellers’ revenue and EBITDA targets under the MIPA with Perion; and (ii) Sellers will bear 40% of the cost of milestone payments that are ultimately payable to Pub Ocean under the Asset Purchase Agreement (as defined below), which will be paid solely by deductions from their own earn-out payments and certain escrowed amounts.

Acquisition of Pub Ocean

On July 22, 2020, we entered into an agreement, or the Asset Purchase Agreement, to acquire the assets of Pub Ocean,  a digital publisher-focused technology company with scalable content distribution and real-time revenue analytics technology. The acquisition was for an aggregate cash consideration of up to $22 million, of which (i) $4 million was paid upon signing, (ii) $17 million of earn-out payments tied to financial targets to be paid over a two-year period, and (iii) an additional amount of $1 million in retention incentives to be paid over a two-year period. The agreement also contains customary representations, warranties, covenants and indemnification provisions.

Search Services Agreement with Microsoft

In November 2020, we entered into a renewed agreement with Microsoft Ireland Operations Limited effective from January 1, 2021, until December 31, 2024, which includes desktop and mobile distribution with limited exclusivity in the United States and an extended geography distribution.

Diversity, Equity & Inclusion

As a global company, with employees, customers, suppliers and shareholders across the globe, we believe that a diverse and inclusive culture is the cornerstone for driving a successful company that creates value to our employees and the communities in which we operate. We are committed to providing equal opportunity in all aspects of employment and will not tolerate any illegal discrimination. As of December 31, 2022, 44% of our global employee base were women.

•
Compensation Framework: we have implemented a comprehensive framework which guides our pay decisions. We use an objective job and compensation evaluation methodology to reduce subjectivity and bias in pay decisions, leading to greater equity and alignment with the market in employee compensation.

•
Community Outreach: We believe that improving life quality of our employees as well as the communities in which they live, is of great value. We encourage our employees to participate in volunteering programs. We allow our employees to volunteer for 40 hours per year during working hours. We make donations to nonprofit organization such as Black Girls Code, “Cracking the glass ceiling”, holocaust survivors, youth organizations and many more around our communities.

C.          ORGANIZATIONAL STRUCTURE

The legal name of our Company is Perion Network Ltd. and we are organized under the laws of the State of Israel.

The following table sets forth all of our subsidiaries, which are 100% owned directly or indirectly by Perion Network Ltd.:

Name of Subsidiary	Place of Incorporation
Codefuel Ltd.	Israel
IncrediMail, Inc.	Delaware
Intercept Interactive, Inc.	Delaware
Vidazoo Ltd.	Israel
Content IQ LLC	New York
Pub Ocean Media UK Limited	England and Wales
Pub Ocean Inc.	Delaware
BT Media LLC	Nevada
Make Me Reach SAS, dba Paragone	France
Smilebox Inc.	Washington

D.           PROPERTY, PLANTS AND EQUIPMENT

Our headquarters are located in Holon, Israel. As of December 31, 2022, we lease approximately 36,113 square feet, excluding office space which we currently sublease. The lease expires in 2025, with an option to extend for two additional two-year periods at our sole discretion and upon 180-day prior written notice. Annual net cost is approximately $0.8 million.

Undertone’s offices are located at the World Trade Center (WTC) in New York. As of December 31, 2022, we lease approximately 9,500 square feet, excluding office space which we currently sublease. The lease expires in 2025 and the annual net cost is approximately $0.7 million.

This excludes office spaces we currently sublease or short-term rent in co-working spaces.

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

Certain information called for by this Item 5, including a discussion of the year ended December 31, 2020 compared to the year ended December 31, 2021 has been reported previously in our annual report on March 16, 2022 under Item 5 “Operating and Financial Review and Prospects”.

Company Overview

Perion is a global advertising technology company whose synergistic solutions are delivered across the three primary channels of digital advertising – ad search, social media and display, including video and CTV (connected TV) advertising. These channels are brought together by Perion’s iHUB, which integrates Perion’s business assets from both sides of the open web, providing significant benefits to brands and publishers.

Our headquarters and primary research and development facilities are located in Israel, we have our primary sales office in the United States and several other offices located in Europe.

A.          OPERATING RESULTS

Components of Statements of Operations

The following describes the nature of our principal items of income and expense:

Revenue

We generate our revenue primarily from two major sources, Display Advertising and Search Advertising.

Display Advertising - the Company generates Display Advertising revenue from delivering high impact ad formats through different channels – display, social and video/CTV, creatively designed to capture consumer attention and drive engagement, across a hand-picked portfolio of websites and mobile applications. The Company also generates Display Advertising revenue from content optimization solutions and services, which are being recognizes once the advertisement partners serve their advertisement across owned and operated properties as well as those of our publishers. In addition, the Company generates Display Advertising revenue from the use of its platform in online media channels which connects video and display advertisements derived from advertising partners to advertising inventory available within its publisher’s network.

Search Advertising - the Company obtains its Search Advertising revenue from service agreements with its search partners. Search Advertising revenue is generated primarily from monthly transaction volume-based fees earned by the Company for making its applications available to online publishers and app developers on a revenue share basis relative to the revenue generated by the search partners.

Geographic Breakdown of Revenue

Our Search Advertising and Display Advertising revenue are distributed and sold throughout the world (mainly in North America and Europe). The following table shows the revenue, presented in our statement of operations, generated by territory in the years ended December 31, 2021 and 2022.

	2021		2022
	Search Advertising Revenue	Display Advertising Revenue	Search Advertising Revenue	Display Advertising Revenue
North America (Mainly U.S.)	80%	95%	86%	89%
Europe	18%	4%	13%	10%
Other	2%	1%	1%	1%
Total	100%	100%	100%	100%

Cost of Revenue

Cost of revenue consists primarily of expenses associated with the operation of the Company’s server hosting, data verification and targeting, campaign creative, labor, as well as content acquisition costs and customer support.

Traffic Acquisition Costs and Media Buy

Our traffic acquisition costs and media buy consist primarily of payments to publishers and developers who distribute our search properties together with their products, as well as the cost of distributing our own products. In addition, media buy costs consist of the costs of advertising inventory incurred to deliver ads. Traffic acquisition costs are primarily based on revenue share agreements with our traffic sources and the media buy cost are primarily based on Cost Per Click (“CPC”) and Cost Per Mille (“CPM”).

Research and Development Expenses (“R&D”)

Our research and development expenses consist primarily of salaries and other personnel-related expenses, allocated facilities costs, subcontractors and consulting fees. Research and development costs are charged to the statement of income as incurred.

Selling and Marketing Expenses (“S&M”)

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

Financial Expenses (Income), Net

Financial expenses (income), net consists of mainly interest income, foreign currency exchange gains or losses and foreign exchange forward transactions expenses. Interest income consists of interest earned on our cash, cash equivalents and short and long-term bank deposits. We expect interest income to vary depending on our average investment balances and market interest rates during each reporting period. Foreign currency exchange changes reflect gains or losses related to transactions denominated in currencies other than the U.S. dollar.

Income Tax Expense

A significant portion of our income is taxed in Israel and, as a result of previous acquisitions, in the United States. The standard corporate tax rate in Israel was 23% in 2021 and 2022. For our Israeli operations we have elected to implement a tax incentive program pursuant to a 2011 Israeli tax reform, referred to as a “Preferred Enterprise,” according to which a reduced tax rate of 16% has applied to our preferred income in 2016. Starting in 2017 and in 2018, through 2022, we elected to implement the “Preferred Technological Enterprise” benefits pursuant to an amendment to the taxation laws which went into effect in 2017, under which a tax rate of 12% is applied to a portion of our income which qualifies for the benefits. Any other income which does not qualify for special benefits is subject to the standard corporate tax rate. With respect to U.S. tax, we continue to utilize accumulated losses. The federal statutory income tax rate in the United States has been 21% since 2018. Subsidiaries in Europe are taxed according to the tax laws in their respective countries of residence.

Comparison of Period to Period Results of Operations:

The following table sets forth our results of operations in dollars amounts and as a percentage of revenue for the periods indicated (in thousands of U.S. dollars):

	Year ended December 31,
	2021		2022
	Amount	% of Revenue	Amount	% of Revenue
Revenue:
Display advertising	$265,323	55%	$360,690	56%
Search advertising	213,175	45	279,566	44

Total Revenue	478,498	100	640,256	100

Costs and Expenses:
Cost of revenue	25,197	5	30,404	5
Traffic acquisition costs and media buy	288,018	60	372,601	58
Research and development	35,348	8	34,424	5
Selling and marketing	53,209	11	56,014	9
General and administrative	20,933	4	23,813	4
Depreciation and amortization	9,897	2	13,838	2
Total Costs and Expenses	432,602	90	531,094	83

Income from Operations	45,896	10	109,162	17
Financial expense (income), net	581	* )	(4,502)	(1)

Income before Taxes on income	45,315	10	113,664	18
Taxes on income	6,609	2	14,439	2

Net Income	$38,706	8%	$99,225	16%

(*) Represents amounts of less than 0.5%

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Revenue. Revenue increased by 34% (or 24% on a proforma basis) from $478.5 million in 2021 to $640.3 million in 2022.

Display Advertising revenue. Display Advertising revenue increased by 36%, from $265.3 in 2021 to $360.7 in 2022, accounting for 56% of revenue in 2022. This increase is mainly driven by 129% growth in video revenue, 108% growth in CTV revenue and 11% increase in the average deal size.

Search Advertising revenue. Search Advertising revenue increased by 31%, from $213.2 in 2021 to $279.6 in 2022, accounting for 44% of revenue in 2022. This increase is primarily due to a 21% increase in RPM and 11% increase in average daily searches.

Cost of revenue. Cost of revenue increased by 21%, from $25.2 million in 2021 to $30.4 million in 2022 and remained stable at 5% of revenue in 2021 and 2022. Cost of revenue expenses increased in 2022 compared to the prior year, primarily as a result of full year payroll and hosting expenses related to the acquisition of Vidazoo (in October 2021) in addition to increase in our headcount and data verification and targeting software expenses which was aligned with the increase in the company’s revenue.

The number of employees included in cost of revenue as of December 31, 2021 and 2022 were 83 and 91, respectively.

Traffic acquisition costs and media buy. TAC amounted to $288.0 million, or 60% of revenue in 2021, compared with $372.6 million, or 58% of revenue in 2022. The improvement in media margin was primarily due to a favorable product mix and our iHub which connect the supply and demand sides of the marketplace, bringing Perion and its client’s significant efficiencies.

Research and development expenses. R&D decreased by 3% from $35.3 million, or 8% of revenue in 2021 to $34.4 million, or 5% of revenue in 2022. Our research and development expenses in 2022 decreased compared to the prior year, primarily as a result of retention expenses related to M&A transactions recorded in 2021 offset by full year of payroll related to the acquisition of Vidazoo (in October 2021) and increase of stock-based compensation expenses in 2022.

The number of employees in research and development were 115 and 121 as of December 31, 2021 and 2022, respectively.

Selling and marketing expenses. S&M expenses increased by 5%, from $53.2 million, or 11% of revenue in 2021 to $56.0 million, or 9% of revenue in 2022. The increase was primarily as a result of full year of payroll and related expenses related to the acquisition of Vidazoo (in October 2021), as well as increased expenses in marketing related and conferences expenses.

The number of employees in sales and marketing was 154 and 150 as of December 31, 2021 and 2022, respectively.

General and administrative expenses. G&A increased by 14%, from $20.9 million, or 4% of revenue in 2021 to $23.8 million, or 4% of revenue in 2022. The increase of our general and administrative expenses resulted mainly from increased stock-based compensation expenses, increase in our headcount, management consulting and other corporate services.

The number of G&A employees was 68 and 78 as of December 31, 2021 and 2022, respectively.

Depreciation and amortization. Depreciation and amortization expenses increased by 40%, from $9.9 million in 2021 to $13.8 million in 2022. The increase was primarily as a result of full year of amortization of our intangible assets results from Vidazoo acquisition.

Financial Expenses (Income), Net. Finance income increased by $5.1 million from a finance expense of $0.6 million in 2021 to finance income of $4.5 million in 2022. The increase in financial income was primarily a result of interest income driven from higher cash balances invested in bank deposits along with higher yield rates in 2022.

Taxes on income (benefit). Our tax expenses increased from $6.6 million, or 2% of revenue in 2021 to $14.4 million, or 2% of revenue in 2022. The increase in tax expense resulted primarily from higher pre-tax income in 2022. In addition, the decrease of the effective tax rate derived from increases in tax deductible costs and the impact of foreign exchange fluctuations on non-USD tax assets and liabilities.

B.          LIQUIDITY AND CAPITAL RESOURCES

To date, we have financed our general capital expenditures with cash generated from operations, debt and equity offerings. To the extent we acquire new businesses, these acquisitions may be financed by any of, or a combination of, current cash balance, cash generated from operations, debt or issuances of equity.

As of December 31, 2022, we had $429.6 million in cash, cash equivalents and short-term deposits, compared to $321.6 million at December 31, 2021. The $108.0 million increase is primarily result of $122.1 million cash provided by operating activities offset by $9.6 million cash paid in connection with acquisitions.

We believe that our current working capital and cash flow from operation, in addition to proceeds from our 2021 public offerings, are sufficient to meet our operating cash requirements for at least the next twelve months. Our cash requirements have principally been for working capital, capital expenditures and acquisitions.

The following table presents the major components of net cash flows for the periods presented (in thousands of U.S. dollars):

	Year ended December 31,
	2021	2022
Net cash provided by operating activities	$71,106	$122,119
Net cash used in investing activities	(243,470)	(46,816)
Net cash provided by (used in) financing activities	229,054	(3,258)
Effect of exchange rate changes on cash and cash equivalents	(33)	(59)
Net increase in cash and cash equivalents and restricted cash	$56,657	$71,986

Net cash provided by operating activities

In 2022, our operating activities provided cash in the amount of $122.1 million, primarily as result of income in the amount of $99.2 million, decreased by non-cash expenses, depreciation and amortization of $13.8 million, stock-based compensation expenses of $11.6, and net change of $2.7 million in operating assets and liabilities offset by change in accrued interest, net of $3.6 million and change in deferred taxes of $1.4 million.

In 2021, our operating activities provided cash in the amount of $71.1 million, primarily as result of income in the amount of $38.7 million, decreased by non-cash expenses, depreciation and amortization of $9.9 million, stock-based compensation expenses of $7.0 and net change of $17.7 million in operating assets and liabilities million offset by change in deferred taxes of $2.8 million.

Net cash used in investing activities

In 2022, we used in our investing activities $46.8 million cash, primarily due to $36.2 million investment in short-term deposits, $9.6 million cash paid in connection to acquisitions and $1.1 million purchase of property plant and equipment.

In 2021, we used in our investing activities $243.5 million cash, primarily due to $204.5 million investment in short-term deposits, $38.4 million cash paid in connection to acquisitions and $0.6 million purchase of property plant and equipment.

Net cash used in financing activities

In 2022, we used in our financing activities $3.3 million, primarily due to $9.1 million payment of contingent consideration, offset by $5.8 million proceeds from exercise of options.

In 2021, our financing activities provided cash in the amount of $229.1 million, primarily due to $230.5 million issuance of shares in private placement, net, and $6.9 million proceeds from exercise of options, offset by $8.3 million repayment of our long-term loan.

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

C.          RESEARCH, DEVELOPMENT, PATENTS AND LICENSES, ETC.

We conduct our research and development activities primarily in Israel. As of December 31, 2022, our research and development department included 121 employees. Research and development expenses were $35.3 million and $34.4 million in the years ended December 31, 2021 and 2022, respectively. In 2022, our efforts were focused on adapting, extending and maintaining compatibility with the ever-changing business landscapes and automation of our platforms and operating systems.

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

2. The macroeconomic downturn during 2022 forced advertisers to reassess their digital advertising budget allocations and shift budgets from social platforms and standard ad units to direct response platforms such as search advertising and high-impact ad units for video and display, including CTV and retail. Those actions are intended to increase customer engagement, thus enhancing their brand equity and increasing return on investment (ROI). Through its business diversification strategy, Perion operates in the three main pillars of digital advertising – social media, search advertising and display/video/CTV– and can rapidly react to those budget shifts and capitalize on them by focusing efforts and resources to where budgets are shifting.

3. Retail media is a fast-growing market segment, as retailers are looking into leveraging the first-party data they manage to create advertising opportunities both on the retailer site and into the open web. According to eMarketer, Retail media accounted for $37 billion in 2022, 15.0% of the U.S. digital ad spending, and is expected to increase by 48% to $55 billion by 2024, which would represent 17.8% of the U.S. digital ad spending. Perion’s Retail Media solutions provide a unique solution through advertising “Ads-as-a-platform” that enable personalized, dynamic solutions in Perion’s signature high-impact approach, which are highly sought as grocers as other retailers shift from print advertising to digital solutions. Perion also offers retailers an “always on” solution, ensuring retailers constant advertising that maintains high brand awareness along ongoing performance campaigns on one hand, and generates a steady revenue stream for Perion along the year.

4. Advertisers and consumers are becoming increasingly aware of user online privacy matters, recognizing the need protect user privacy ahead of the expected deprecation of cookies by Google. This is evident in the continuous increase in customer adoption of Perion’s cookieless SORT® solution, as 59% of our agencies and brand customers adopted our SORT® solution in Q4 2022.

5. Another trend we are seeing is a shift from linear TV to digital Connected TV (CTV). Though traditional linear TV ad spending dominates the market, CTV advertising is growing at a much faster rate. According to eMarketer, CTV ad spending is expected to increase from $19 billion in 2022 to $39 billion in 2026, while linear TV ad spending is expected to decrease by $720 million during that period. Perion’s CTV business continued to gain traction, growing by 42% year-over-year in 2022, representing 10% of the total display advertising revenue.

6. The digital advertising environment is complex and fragmented. As a result, it is increasingly difficult for advertisers, including brands and agencies, as well as investors, to discern the difference between the offerings, and this situation requires advertisers to maintain only small number of relationships which provide a comprehensive and holistic solution and service. In addition, advertisers are looking for clean, safe and transparent solutions. We are attempting to address these needs in our various revenue streams by providing robust, scalable and differentiated products across multiple platforms. Our solution offers a full suite of services for the advertising brand and agency, including the entire advertising process from creative through analytic data collection and processing which is also utilized through programmatic capabilities which has an increasing demand. Through Content IQ, we provide advertisers the ability to serve advertisements which are targeted to the end-user’s interests alongside relevant optimized content and page-level reader engagement. Our solution also includes a technology platform for buying media on social and mobile platforms which helps optimize the money spent by agencies and advertisers. In turn, we also provide the publisher a solution for creating new advertising inventory and increasing their revenue.

7. Our search monetization revenue is predominantly within the desktop computer environment. The transition in recent years of consumer consumption of applications, services and content from desktop towards mobile platforms has accelerated and, as a result, an increasing share of advertising campaigns are channeled towards mobile platforms resulting in fewer consumer software downloadable products are being developed. To address this trend, we have shifted the growth focus of all parts of this business away from downloadable desktop software towards the monetization of other search assets.

8. The most recent trend that is shaking up internet in general and search advertising in particular, is generative AI and Microsoft’s Bing integration of the AI-driven ChatGPT. Though generative AI is expected to change the way we consume internet, ChatGPT, designed and developed by OpenAI as a conversational AI model that was released in late 2022, gained traction fast, reaching 1 million users in just 5 days. Though the technology is still evolving, and developers are working to correct existing bugs, popularity keeps growing as the new AI-powered Bing search engine reached 100 million daily active users during March 2023 with roughly one third was new to Bing while engagement was on the rise. It is expected that ChatGPT will revolutionize Bing search capabilities by providing more advanced and intuitive search experiences for its users, better meeting their needs and expectations. We believe that such superior search results will increase advertiser spending and as a result, we expect a potential positive impact on our search business.

9. In past years the browser companies, particularly Google and Microsoft, as well as others, have been instituting policy changes, regulations and technologies that is making it increasingly difficult to change a browser’s settings even with user consent, including the ability to change a browser’s default search settings. Changing such settings has been a major part of the Company’s monetization model and until now we have been successful in dealing with these measures, within the framework allowed by these companies We continue to believe, as supported by the level of revenue over the last couple of years, that as the market continues to consolidate around accepted marketing practices, there remains sufficient business at a level sufficient to generate significant revenue and profits.

For more information on uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our business, see Item 3.D “Key Information—Risk Factors.”

For additional trend information, see the discussion in Item 5.A. “Operating and Financial Review and Prospects—Operating Results.”

E.           CONTRACTUAL OBLIGATIONS AND COMMITMENTS

Accrued Severance Pay

As of December 31, 2022 our accrued severance pay amounted to $2.3 million and consisted of prior notice to our executive employees as well as severance pay obligations to our Israeli employees, as required under Israeli labor law and as set forth in employment agreements, are payable only upon termination, retirement or death of the respective employee and for which we are unable to reasonably estimate the ultimate amount and timing of settlement. Of this amount, $2.0 million is unfunded as of December 31, 2022. See also Note 2 to our consolidated financial statements appearing in “ITEM 18. Financial Statements” of this annual report.

Uncertain Tax Positions (ASC-740)

As of December 31, 2022 our accruals for uncertain tax positions amounted to $9.4 million and consisted of accruals for certain income tax positions under ASC 740 that are paid upon settlement with tax authorities, and for which we are unable to reasonably estimate the ultimate amount and timing of settlement. See Note 13(h) to our consolidated financial statements included in ITEM 18 of this annual report for further information regarding our liability under ASC 740.

Operating Leases

We have various non-cancelable operating leases for our headquarters in Holon, Israel and Undertone offices in New York.

The lease of our offices in Holon expires in 2025, with an option to extend for two additional two-year periods at its sole discretion and upon 180-day prior written notice.

The lease of Undertone offices in New York expires in 2025.

As of December 31, 2022, the aggregate future financial obligations under these lease agreements were $12.7 million, of which $4.6 million is due in the next twelve months.

F.           CRITICAL ACCOUNTING ESTIMATES

We have provided a summary of our significant accounting policies, estimates and judgments in Note 2 to our consolidated financial statements, which are included elsewhere in this Annual Report. The following critical accounting discussion pertains to accounting policies management believes are most critical to the portrayal of our historical financial condition and results of operations and that require significant, difficult, subjective or complex judgments. Other companies in similar businesses may use different estimation policies and methodologies, which may impact the comparability of our financial condition, results of operations and cash flows to those of other companies.

Revenue recognition

The Company applies the provisions of Accounting Standards Codification 606, Revenue from Contracts with Customers (“ASC 606”or “Topic 606”“=). The Company applies the practical expedient for incremental costs of obtaining contracts when the associated revenue is recognized over less than one year.

The Company generates revenue primarily from two major sources, Display Advertising Revenue and Search Advertising Revenue. The Company evaluates whether Search Advertising Revenue and Display Advertising Revenue should be presented on a gross basis, which is the amount that a customer pays for the service, or on a net basis, which is the amount of the customer payment less amounts the Company pays to publishers. In making that evaluation, the Company considers whether it controls the promised good or service before transferring that good or service to the customer. The Company considers indicators such as whether the Company is the primary obligor in the arrangement and assumes risks and rewards as a principal or an agent, whether it changes the products or performs part of the service, whether the Company has discretion in establishing prices and whether it controls the underlying advertising space. The evaluation of these factors is subject to significant judgment and subjectivity.  Generally, in cases in which the Company controls the specified good or service before it is transferred to a customer, revenue is recorded on a gross basis.

Stock-Based Compensation

The Company accounts for share-based compensation under ASC 718, “Compensation - Stock Compensation”, which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees, contractors and directors. ASC 718 requires companies to estimate the fair value of equity-based awards on the date of grant, using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated statement of income. The Company estimates forfeitures to be estimated at the time of grant, and revised if necessary in subsequent periods, if actual forfeitures differ from those estimates.

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

Total stock-based compensation expense recorded during 2022 was $11.6 million, of which $0.5 million was included in cost of revenue, $2.1 million in research and development costs, $4.5 million in selling and marketing expenses, and $4.5 million in general and administrative expenses.

As of December 31, 2022, the maximum total compensation cost related to options and RSU’s, granted to employees and directors not yet recognized amounted to $20.7 million. This cost is expected to be recognized over a weighted average period of 1.57 years.

We estimate the fair value of standard stock options granted using the Binomial method option-pricing model. The option-pricing model requires a number of assumptions, of which the most significant is expected stock price volatility. Expected volatility was calculated based upon actual historical stock price movements of our stock. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term. The fair value of restricted share units is based on the market value of the underlying shares at the date of grant.

Taxes on Income

We are subject to income taxes primarily in Israel and the United States. Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes. Based on the guidance in ASC 740 “Income Taxes”, we use a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained upon examination by the relevant tax authority, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement.

Although we believe we have adequately reserved for our uncertain tax positions, no assurance can be given that the final tax outcome of these matters will not be different. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax examination, the refinement of an estimate or changes in tax laws. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate.

Accounting for tax positions requires judgments, including estimating reserves for potential uncertainties. We also assess our ability to utilize tax attributes, including those in the form of carry forwards for which the benefits have already been reflected in the financial statements. We record valuation allowances for deferred tax assets that we believe are not more likely than not to be realized in future periods. While we believe the resulting tax balances as of December 31, 2022 are appropriately accounted for, the ultimate outcome of such matters could result in favorable or unfavorable adjustments to our consolidated financial statements and such adjustments could be material. See Note 13 of the Financial Statements for further information regarding income taxes. We have filed or are in the process of filing local and foreign tax returns that are subject to audit by the respective tax authorities. The amount of income tax we pay is subject to ongoing audits by the tax authorities, which often result in proposed assessments. We believe that we adequately provided for any reasonably foreseeable outcomes related to tax audits and settlement. However, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved, audits are closed or when statutes of limitation on potential assessments expire.

Business Combinations

We account for our business combinations using the acquisition method of accounting, which requires, among other things, allocation of the fair value of purchase consideration to the tangible and intangible assets acquired and liabilities assumed at their estimated fair values on the acquisition date. The excess of the fair value of purchase consideration over the values of these identifiable assets and liabilities is recorded as goodwill. When determining the fair value of assets acquired and liabilities assumed, we make estimates and assumptions, especially with respect to intangible assets. Our estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable, and, as a result, actual results may differ from estimates. During the measurement period, not to exceed one year from the date of acquisition, we may record adjustments to the assets acquired and liabilities assumed, with a corresponding offset to goodwill if new information is obtained related to facts and circumstances that existed as of the acquisition date. Acquisition costs, such as legal and consulting fees, are expensed as incurred.

Goodwill and Other Intangible Assets

Goodwill and certain other purchased intangible assets have been recorded in our financial statements as a result of acquisitions. In business combinations, in accordance with ASC Topic 805, “Business Combination,” we allocate the fair value of purchase consideration to the tangible assets acquired, liabilities assumed, and intangible assets acquired based on their estimated fair values. Such valuations require us to make significant estimates, assumptions, and judgments, especially with respect to intangible assets. The estimated fair values and useful lives of identifiable intangible assets are based on many factors, including estimates and assumptions of future operating performance and cash flows of the acquired business, market conditions, technological developments and specific characteristics of the identified intangible assets. The allocation of the consideration transferred in certain cases may be subject to revision based on the final determination of fair values during the measurement period, which may be up to one year from the acquisition date.

Goodwill represents excess of the purchase price in a business combination over the fair value of identifiable tangible and intangible assets acquired. Goodwill is not amortized, but rather is subject to an impairment test.

ASC No. 350, “Intangible—Goodwill and Other” requires goodwill to be tested for impairment at least annually and, in certain circumstances, between annual tests. The accounting guidance gives the option to perform a qualitative assessment to determine whether further impairment testing is necessary. The qualitative assessment includes judgement and considers events and circumstances that might indicate that a reporting unit’s fair value is less than its carrying amount.

For the years ended December 31, 2021 and 2022, no impairment losses were recorded.

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

For the years ended December 31, 2021 and 2022, no impairment of long lived assets were recorded.

Derivative and Hedge Accounting

During fiscal 2021 and 2022, approximately 9%, of our operating expenses, were denominated in NIS. In order to mitigate the potential adverse impact on cash flows resulting from fluctuations in the NIS exchange rate, we started to hedge portions of our NIS forecasted expenses with derivatives contracts. We implement hedge accounting under ASC-815, therefore, the effective portion of the change in fair value on the derivatives is reported as a component of other comprehensive income and gains or losses are reclassified into the relevant period earnings. We recognize in “financial expenses (income), net” the ineffective portion of a derivative change in fair value, if any, as well as the change in fair value of all non-designated under hedge accounting derivatives.

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

Recent Accounting Standards

In October 2021 the FASB ASU 2021-08, Topic 805 “Business Combinations” – Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. The amendments in this update require that an entity (acquirer) recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606. At the acquisition date, an acquirer should account for the related revenue contracts in accordance with Topic 606 as if it had originated the contracts. To achieve this, an acquirer may assess how the acquiree applied Topic 606 to determine what to record for the acquired revenue contracts. The amendments in this update are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, and early adoption is permitted. The adoption of the new guidance will have an immaterial impact on its consolidated financial statements

ITEM 6.          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.          DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our executive officers and directors as of March 6, 2022:

Name	Age	Position
Eyal Kaplan*(1)(2)	63	Chairman of the Board of Directors
Doron Gerstel	62	Chief Executive Officer; Director
Tal Jacobson	48	General Manager, CodeFuel
Maoz Sigron	45	Chief Financial Officer
Michal Drayman*(1)(4)	50	Director
Amir Guy*(1)(3)	53	Director
Rami Schwartz*(4)	64	Director
Michael Vorhaus*(2)(3)(4)	65	Director
Joy Marcus*(2)(3)	61	Director
Daniel E. Aks	62	President, Undertone
Daniel Slivkin	39	Chief Executive Officer, Vidazoo
Gal Dagan	38	VP R&D, Vidazoo

* “Independent director” under the Nasdaq Listing Rules.

(1) Member of our investment committee.

(2) Member of our nominating and governance committee.

(3) Member of our compensation committee.

(4) Member of our audit committee.

We recently announced entering a CEO transition period, as Tal Jacobson will be promoted to Chief Executive Officer on August 1, 2023. Following Mr. Jacobson’s promotion, Mr. Gerstel will step down from the executive team and remain on our Board of Directors.

There are no arrangements or understandings between any of our directors or executive officers and any other person pursuant to which our directors or executive officers were selected.

Eyal Kaplan has served as the chairperson of the board of directors of the Company since May 2018. He is also the chairperson of Medial Earlysign, a privately held company in the healthcare technology field, since 2016. Mr. Kaplan is also engaged in advisory and consulting, focusing on growth-through-innovation and corporate strategies. Prior to that, he was Managing General Partner with Walden Israel, a venture capital firm, during which time he was Director and chairperson of numerous portfolio companies. In 1990 he co-founded Geotek Communications, an international wireless communications company, and served as senior vice president with broad strategic, managerial and operational responsibilities until 1995. Mr. Kaplan has been a member of the Technion (Israel Institute of Technology) Council (executive board) since January 2014, where he chaired (and is currently a member of) the Finance Committee, and is a member of the Endowment Investment Committee. Since 2012 he has been a member of the Technion Board of Governors, a body of some 300 high-profile visionaries and decision makers with outstanding achievements in the fields of science, technology, economy, industry, culture and society. From 2007 to 2012, Mr. Kaplan was a member of the Advisory Committee of Caesarea Center for Capital Markets & Risk Management, and from 2005 to 2014, he was a member of the Advisory Committee of the Global Consulting Practicum at the Wharton School of the University of Pennsylvania. Mr. Kaplan holds an MBA from the Wharton School of the University of Pennsylvania, a Master of Arts in International Studies from the Lauder Institute of the University of Pennsylvania, and a Bachelor of Science degree (with Honors) in economics and management from the Technion - Israel Institute of Technology.

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

Tal Jacobson has served as the General Manager of CodeFuel since November 2018. Mr. Jacobson has been an executive in the Israeli high-tech industry for over 20 years. Previously to joining Perion, Mr. Jacobson served as the Chief Revenue Officer and Chief Business Development Officer at SimilarWeb. He also founded Monotizer, which provided a technology for generating traffic to online retailers. Previously, Mr. Jacobson was the VP of Business at McCann Erickson as well as held the position of CEO at Watchitoo - a video collaboration platform. Mr. Jacobson was also the Director of Business Development at AOL as part of the IM division (ICQ).

 Maoz Sigron has served as the Chief Financial Officer of the Company since February 2018. Prior to that, from September 2017 until February 2018, Mr. Sigron served as our VP Finance. Previously, he served in various finance leadership and senior accounting positions at Tnuva Dairy Corporation, Allot Communications Ltd. (Nasdaq:ALLT) and Stratasys Ltd. (Nasdaq:SSYS) as well served as a CPA with PwC. Mr. Sigron holds a B.A in accounting and Economics from the College of Management, Israel.

Michal Drayman has served as a director of the Company since June 2022. Ms. Drayman is a venture partner in JVP Foodtech Impact Fund L.P., the Foodtech and Agtech investment arm of the Jerusalem Venture Partners VC (JVP), an Israeli venture capital fund. Ms. Drayman serves as a director of privately held companies including Innovopro Ltd., Kinoko Tech Ltd., Agrint Ltd., Greeneye – Centure application Ltd. BioBetter Ltd , aVISI Ltd and MetzerPlast. From 2005 to 2020 Ms. Drayman served as a director of Epitomee Medical Ltd. (EPIT). From 2005 to 2014 Ms. Drayman served as a CFO and VP business development at the European High Tech Capital, a privately held investment firm which is focused on healthcare investments. From 2001 to 2004 Ms. Drayman served as the VP Finance America of Lumenis Inc., a California based company. From 1994 to 2001 Ms. Drayman served in different financial positions in Lumenis Ltd. (previously, Nasdaq:LMNS). Ms. Drayman holds a BA in Economics and Accounting from Haifa University and an MBA, with honors, from The College of Management, Rishon Letzion, Israel, Biomedical Management Track.

Amir Guy has served as a director of the Company since June 2022. Mr. Guy spent most of his career, more than 26 years, in the advertising industry, both in corporate and entrepreneurial settings. Mr. Guy is the founder of togetherr (a Fiverr company) since March 2021. Mr. Guy serves as a director of Adler-Chomski Group/ Grey Israel. Prior to joining Adler-Chomski Group, Mr. Guy served in various accounting roles, including Wunderman Thompson LLC and other private advertising companies. Mr. Guy holds a B.B.A in marketing and finance from the College of Management in Israel and an MBA from the Kellog School of Management at Northwestern University.

Rami Schwartz has served as a director of the Company since January 2019. Mr. Schwartz joined The Portland Trust as Managing Director of the Tel Aviv office in April 2018. Mr. Schwartz also serves as an advisory board member of Algosec. Previously, Mr. Schwartz was the President of the Amdocs Products and Amdocs Delivery groups for 7 years. Prior to joining Amdocs, Mr. Schwartz was the chairperson of Olive Software (acquired by ESW Capital), and Comply, the co-founder and CEO of Zizio and DigiHOO, and an EIR at Cedar Fund. Mr. Schwartz was CEO and director of Exanet (acquired by Dell) and General Manager of Precise Software (acquired by Veritas software). Mr. Schwartz holds a B.Sc. in excellence, in Mathematics and Computer Science from the Hebrew University in Jerusalem.

Michael Vorhaus has served as a director of the Company since April 2015. Mr. Vorhaus also serves as a director of Altimar Acquisitions Corporation I and II (both on Nasdaq) and he is currently a director of Altimar III (NYSE: ATAQ). Mr. Vorhaus also serves as a Director of Popreach (TSE: POPR). Starting December of 2018, Mr. Vorhaus has founded Vorhaus Advisors and is CEO of the firm. From 1994 to November 2018, he was in a variety of positions at of Frank N. Magid Associates, Inc., a research-based strategic consulting firm. From 1994 to 2008, he served as its Senior Vice President and Managing Director and from 2008 to 2018 he served as the President of Magid Advisor, a unit of Magid Associates. From 2013 to 2014, Mr. Vorhaus served as a director of Grow Mobile. In 1987, he founded Vorhaus Investments. Vorhaus advises a number of start-ups and venture capital firms. He also has a wide variety of early stage investments primarily in media and related areas. Mr. Vorhaus holds a B.A. in Psychology from Wesleyan University and completed the Management Development Program at the University of California, Berkeley’s Haas School of Business.

Joy Marcus has been a director of the Company since November 2019. Ms. Marcus has a wealth of experience in the media industry, including EVP and GM Digital Video at Condé Nast Entertainment, CEO of Bloglovin’ (acquired by Impact), SVP Global Marketing Solutions at Time Warner (now WarnerMedia), VP International at MTV Networks, a division of Viacom (now Paramount) and GM North America of DailyMotion (acquired by Orange/France Telecom) and VP Business Development at B&N.com (IPO). She sits on the Boards of digital media companies BBC Maestro and Qwire, and the nonprofits New York Tech Alliance and MOUSE. Joy is the Co-Founder and Managing Director of The 98, a venture fund that invests in women led tech enabled businesses. She is a full time Lecturer on Entrepreneurship at Princeton University where she was the James Wei Visiting Professor in Entrepreneurship in 2014 and is a Venture Fellow at Jerusalem Venture Partners. Joy graduated Magna Cum Laude, Phi Beta Kappa, from Princeton University and has a JD from NYU Law School and completed the management course in Finance & Accounting at Columbia University Graduate School of Business.

Daniel E. Aks has served as President of Undertone since August 2019 and an external director of the Company from August 2018 until August 2019. Since December 2017, Mr. Aks is the Chief Executive Officer of Antenna International, a story-maker and creative technology company devoted to cultural, iconic site and commercial attractions. Prior to Antenna, from December 2010 to December 2017 he was the owner of C3 Multimedia LLC., a consulting firm in the fields of information, education K-16 and media and during his term with C3 was, inter-alia, the Acting Chief Operating Officer for the Educational Records Bureau (ERB), a K-12 assessment organization serving private education and high performing public institutions (from March 2015 until December 2017). From January 2014 until December 2017, Mr. Aks was the Co-Founder of The EdTech Fund, an investment vehicle for seed capital investments in educational technologies. He also served as the Senior Vice President and Chief of Staff for McGraw-Hill Education (MHE) from September 2008 until November 2010 where he was responsible for information technology, public relations, strategy and business development, K-12 differentiated instruction pilots, and content management system development. From July 2007 until April 2008 he served as the Chief Operating Officer and Executive Vice President at The Greenspun Companies, where he had general management responsibility of the company’s magazine and companion web site businesses. Prior to that from January 2006 to July 2007, he held positions with MTV Networks (MTVN) as a Senior Vice President of both Operations and Consumer Products. Prior to MTVN from August 1999 to June 2004, Mr. Ask served PRIMEDIA’s Consumer Magazine Group as Chief Operating Officer, where he managed the Direct Response Advertising Group, Manufacturing, Production, Distribution, IT, Strategy, Business Development, Global Sourcing, and at times Circulation. He was also President of PRIMEDIA Consumer Magazine Internet Group during that term. Prior to joining PRIMEDIA, Mr. Aks was a partner with the Booz Allen Hamilton consulting firm where he specialized in business growth, operations strategy and restructuring in the media, education, telecommunications and consumer goods industries. Mr. Aks holds a BS in Manufacturing/Industrial Engineering and a B.A. in Business Administration from Rutgers University and earned an MBA from the Harvard University Graduate School of Business Administration, where he graduated with second-year honors.

Daniel Slivkin is co-founder and Chief Executive Officer of Vidazoo, which was acquired by us in October 2021. Mr. Slivkin has been leading Vidazoo’s business and general management since 2014. Since Vidazoo’s acquisition by Perion, Mr. Slivkin has been responsible for the growth and strategy of the online video business & monetization at Perion. Prior to co-founding Vidazoo, Mr. Slivkin was involved in several startups and has worked in several key business and marketing roles in private technology companies. Mr. Slivkin holds a B.A. in Business Management from the University of Derby, IL.

Gal Dagan is co-founder and VP Research and Development of Vidazoo. Since Vidazoo’s acquisition by Perion in October 2021, Mr. Dagan has been leading the Product & Technology vision of Vidazoo. Mr. Dagan holds a B.Sc. Engineering & Management, major in IT systems and B.Sc. Economics Management, both from the Technion – Israel Institute of Technology (graduated with honors).

There are no family relationships between any of our directors or executive officers.

B.           COMPENSATION

The aggregate direct compensation we paid to our directors and officers as a group (15 persons) for the year ended December 31, 2022, was approximately $13.2 million, which included approximately $0.5 million that was set aside or accrued to provide for pension, retirement, severance or similar benefits. This amount includes bonuses paid to our officers pursuant to our executive bonus plan based on company performance measures, in accordance with our Compensation Policy for Directors and Officers. This amount does not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses, and other benefits commonly reimbursed or paid by companies in Israel. In addition, our directors are reimbursed for expenses incurred in order to attend board of directors or committee meetings.

In the year ended December 31, 2022, we granted our officers (i) 264,000 restricted share units (“RSUs”), which vest over a three-year period; and (ii) 264,000 performance-based share units (“PSUs”), linked to certain financial KPI’s. These awards were granted under our Equity Incentive Plan, as amended, formerly known as the 2003 Israeli Share Option Plan (the “Incentive Plan”).

In 2022, we paid each of our non-executive directors $56,250 (following update of the annual fee of our non-executive directors to $62,500, as approved by our shareholders as of June 30, 2022) per year. Following the approval of the annual general meeting of our shareholders held on December 23, 2020, the annual equity grant structure to our non-executive directors has been changed from a grant of options to a grant of RSUs, with a variable value based on the role held by such member of the board of directors. With respect to new appointed directors, such grant shall be made initially upon the initial election or appointment and on each anniversary of such date. With respect to our incumbent non-executive directors, the initial grant, was made on February 6, 2021, the date of the first anniversary of the most recent option grant. Such RSU grant was made in lieu (and not in addition) to the scheduled grant of options to our directors. The RSUs granted are subject to the terms and conditions of the Incentive Plan and the RSU agreement pursuant to the Incentive Plan. The RSUs shall vest on a quarterly basis, in equal tranches, during the year following the grant. All unvested RSUs held by a director in office will automatically vest upon a change of control of the Company, which is defined for this purpose as (i) a merger, acquisition or reorganization of the Company with one or more other entities in which the Company is not the surviving entity, (ii) a sale of all or substantially all of the assets of the Company, or (iii) a transaction or a series of related transactions as a result of which more than 50% of the outstanding shares or the voting rights of the Company are beneficially owned by one person or group (as defined in the SEC rules) (the “Change of Control”). Accordingly, each non-executive director was granted with an annual RSU grant according to his/her role, with a value as follows:

•	chairperson of our audit committee: $110,000;
•	chairperson of our compensation committee: $107,500;
•	chairperson of our nominating and governance committee: $105,000; and
•	other non-executive directors: $97,500.

The compensation we paid to our chairman of the board of directors, Mr. Kaplan, for the year ended December 31, 2022 was $112,500, (following update of the annual fee of our chairman of the board of directors to $125,000, as approved by our shareholders as of June 30, 2022) plus VAT, paid in four quarterly payments and reimbursement of out-of-pocket expenses incurred in connection with Mr. Kaplan’s services as chairman. Mr. Kaplan is also entitled for indemnification and liability insurance as provided to other members of the board of directors. Mr. Kaplan’s services agreement also includes customary non-disclosure, non-compete, and ownership assignment of intellectual property undertakings.

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

The table below reflects the compensation granted to our five most highly compensated office holders during or with respect to the year ended December 31, 2022. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table below, “compensation” includes salary cost, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to the Company, as recognized in our financial statements for the year ended December 31, 2022, including the compensation paid to such Covered Executive following the end of the year in respect of services provided during the year. Each of the Covered Executives was covered by our D&O liability insurance policy and was entitled to indemnification and exculpation in accordance with applicable law and our articles of association. All numbers below are in US Dollars in thousands.

Name and Principal Position (1)	Salary Cost (2)	Bonus (3)	Equity-Based Compensation (4)	Total
Doron Gerstel, Chief Executive Officer	755	1,312	1,711	3,778
Tal Jacobson, General Manager, CodeFuel Business Unit	455	826	549	1,830
Maoz Sigron, Chief Financial Officer	368	560	837	1,765
Daniel E. Aks, President, Undertone Business Unit	540	625	459	1,624
Gal Dagan, Co-Founder and VP R&D, Vidazoo Business Unit	486	273	675	1,435

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

(3) Annual bonuses granted to the Covered Executives based on formulas set forth in the annual compensation plan approved by compensation committee and of the board and the board of directors.

(4) Represents the equity-based compensation expenses recorded in our consolidated financial statements for the year ended December 31, 2022. Such numbers are based on the RSU or option grant date fair value in accordance with accounting guidance for equity-based compensation and does not necessarily reflect the cash proceeds to be received by the applicable officer upon the vesting and sale of the underlying shares. For a discussion of the assumptions used in reaching this valuation, see Note 2 to our Financial Statements.

Compensation Terms of our Chief Executive Officer

Doron Gerstel has served as our Chief Executive Officer since April 2017 and as a director of the Company since May 2018. On February 8, 2023, Doron Gerstel announced his intention to step down from his position as our Chief Executive Officer effective as of August 1, 2023, and is expected to maintain his position as member of our board of directors. As the Chief Executive Officer, Doron Gerstel’s monthly base salary is NIS 160,000 (equivalent to approximately $45,467), effective as of June 30, 2022, as approved by the annual general meeting of our shareholders held on June 30, 2022. Mr. Gerstel is also entitled to customary benefits (including those mandated by applicable law and/or generally provided to other executive officers of the Company), including managers’ insurance or pension arrangement, disability insurance, severance pay (pursuant to Section 14 of the Severance Pay Law), educational savings fund, private health insurance, indemnification, liability insurance (including for the period of seven years following termination), convalescence pay, meal plan, cellular telephone. personal computer and travel expenses. Mr. Gerstel is not compensated for his role as director.

Mr. Gerstel is also entitled to a target annual cash bonus of up to a maximum of twelve (12) monthly salaries, or eighteen (18) in case of over achievement, subject to performance matrix to be approved by the Company’s compensation committee and board of directors on an annual basis, while up to 25% of such annual bonus may be discretionary and not subject to measurable performance indexes. In addition, our compensation committee and the board of directors are authorized to grant Mr. Gerstel, from time to time, a special bonus in accordance with and subject to our Compensation Policy for Directors and Officers.

At the annual general meeting of our shareholders held on June 30, 2022, Mr. Gerstel was granted (i) 150,000 RSUs, which vest over a three-year period commencing as of April 1, 2022, with a 12-month cliff after which the balance of the RSUs vests on a quarterly basis over the following eight (8) quarters. (the “2022 RSU Grant”) and (ii) 150,000 PSUs, which vest based on certain financial KPIs. The calculation of the actual achievement (and accordingly, the actual vesting) for a fiscal year will be made as part of the approval of the Company’s year-end financial results (as approved by the Board) provided, however, that the PSUs conditioned on the Company's performance in fiscal year 2022 shall not vest earlier than the first anniversary of the date of grant (the “2022 PSU Grant”). The vesting schedule of the 2022 RSU Grant and the 2022 PSU Grant fully accelerate in accordance with the acceleration provisions of the awards previously granted to Mr. Gerstel (with Change in Board Event measured as of the date of the shareholders meeting). Consistent with the previous awards granted to Mr. Gerstel, the 2022 RSU Grant and 2022 PSU Grant are generally subject to the same terms and conditions of prior grants, the terms and conditions of the Company’s Incentive Plan and the terms of the grant agreements issued to Mr. Gerstel pursuant to the Company’s Incentive Plan.

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

The employment term is for an indefinite period. We may terminate the employment upon 12 months’ prior notice and Mr. Gerstel may resign upon nine months’ prior notice. During the notice period, Mr. Gerstel will be entitled to all benefits under the employment agreement, including the continued vesting of stock options and RSUs, even if the Company waives its right to continued service. In the event of termination for “Cause” (as defined in the employment agreement), we may terminate the employee without prior notice.

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

As of March 6, 2023, our board of directors consists of seven directors. Our directors (other than the directors who were in the position of external directors until August 2019) are elected in three staggered classes by the vote of a majority of the ordinary shares present and entitled to vote at meetings of our shareholders at which directors are elected. The members of only one staggered class will be elected at each annual meeting for a three-year term, so that the regular term of only one class of directors expires annually. Our annual meeting of shareholders is required to be held at least once during every calendar year and not more than fifteen months after the last preceding meeting. Effective as of August 2019, following our adoption of the exemption under the Israeli Companies Regulations (Reliefs for Public Companies whose Shares are Listed on a Stock Exchange Outside of Israel), 2000, or the Regulation, our then director in office who was elected and classified as external directors, Ms. Sarit Firon, was no longer classified as such under the Companies Law. The transition rules set forth under the Regulation provide that such directors have the right to remain in office as our directors at their option after the exemption under the Regulation is adopted until the earlier of such directors’ original end of term of office or the second annual meeting of shareholders after the adoption of the exemption under the Regulation. Ms. Firon’s term of office expired in January 2020, accordingly our board of directors has re-appointed Ms. Firon with the term of office that expired as of our 2021 annual meeting of shareholders. Ms. Sarit Firon was re-elected on our 2021 annual general meeting of shareholders to serve as our director until our 2024 annual general meeting of shareholders, and on June 15, 2022 Ms. Firon resigned from the Board of Directors.

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

A resolution proposed at any meeting of our board of directors is deemed adopted if approved by a majority of the directors present and voting on the matter. Under the Companies Law, our board of directors must determine the minimum number of directors having financial and accounting expertise, as defined in the regulations that our board of directors should have. In determining the number of directors required to have such expertise, the board of directors must consider, among other things, the type and size of the company and the scope and complexity of its business and operations. Our board of directors has determined that we require at least one director with the requisite financial and accounting expertise and that Ms. Michal Drayman has such expertise.

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

Audit Committee

Our audit committee is comprised of Ms. Michal Drayman (chairperson), Mr. Michael Vorhaus and Mr. Rami Schwartz, and operates pursuant to a written charter.

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

Compensation Committee

Pursuant to the Companies Law, the compensation committee of a public company must be comprised of at least three directors, include all of the external directors (and also the chairman is required to be an external director), and any other members must satisfy certain independence standards under the Companies Law. Following the Opt-Out, our compensation committee is comprised of Ms. Joy Marcus (chairperson), Mr. Michael Vorhaus and Mr. Amir Guy, all of whom satisfy the respective “independence” requirements of the Companies Law, SEC and Nasdaq Listing Rules for compensation committee members. Our compensation committee meets at least once each quarter, with additional special meetings scheduled when required.

Our compensation committee is authorized to, among other things, review, approve and recommend to our board of directors base salaries, incentive bonuses, including the specific goals and amounts, stock option grants, employment agreements, and any other benefits, compensation or arrangements of our executive officers and directors. In addition, our compensation committee is required to propose for shareholder approval by a special majority, a compensation policy governing the compensation of office holders based on specified criteria, to review, from time to time, modifications to the said compensation policy and examine its implementation, and to approve the actual compensation terms of office holders prior to approval thereof by the board of directors. Our shareholders adopted a new Compensation Policy for Directors and Officers on June 30, 2022. Our compensation committee also oversees the administration of our Incentive Plan.

Investment Committee

Our investment committee is comprised of Mr. Eyal Kaplan (chairperson), Ms. Michal Drayman and Mr. Amir Guy. The Investment Committee is responsible for formulating the overall investment policies of the Company, and establishing investment guidelines in furtherance of those policies. The Committee monitors the management of the portfolio for compliance with the investment policies and guidelines and for meeting performance objectives over time as well as assist the board of directors in fulfilling its oversight responsibility for the investment of assets of the company.

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

D.          EMPLOYEES

The breakdown of our employees, by department, as of the end of each of the past three fiscal years is as follows:

	December 31,
	2020	2021	2022
Cost of sales	73	83	91
Research and development	135	115	121
Selling and marketing	146	154	150
General and administration	63	68	78
Total	417	420	440

As of December 31, 2022, 230 of our employees were located in Israel, 168 of our employees were located in the United States and 42 employees were located in Europe.

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

E.          SHARE OWNERSHIP

Security Ownership of Directors and Executive Officers

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of March 6, 2023 by all of our directors and executive officers as a group and by each officer and director who beneficially owns 1% or more of our outstanding ordinary shares.

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

Except as indicated in the footnotes to this table, each officer and director in the table has sole voting and investment power for the shares shown as beneficially owned by them. Percentage ownership is based on 46,524,574 ordinary shares outstanding as of March 6, 2023 (such amount excludes 115,339 Ordinary Shares held by the Company).

Name	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Outstanding
All directors and officers as a group (12 persons) (1)	457,685	0.98%

(1)	Includes 279,754 RSUs and options to purchase ordinary shares that are vested or will vest within 60 days of March 6, 2023.

Employee Benefit Plans

The Incentive Plan, our current equity incentive plan, was initially adopted in 2003, providing certain tax benefits in connection with stock-based compensation under the tax laws of Israel and the United States. On November 8, 2022 our board of directors approved to extend the term of the Incentive Plan for an additional period of two years, expiring on December 9, 2024. Please also see Note 11 to our Financial Statements for information on the options and RSUs issued under the Incentive Plan.

Under the Incentive Plan, as amended from time to time, we may grant to our directors, officers, employees, consultants, advisers, service providers and controlling shareholders options to purchase our ordinary shares, restricted shares and RSUs. As of December 31, 2022, a total of 3,657,185 ordinary shares were subject to the Incentive Plan. As of March 6, 2023, 3,572,969 RSUs and options to purchase our ordinary shares were outstanding under our Incentive Plan, of which RSUs and options to purchase a total of 1,191,373 ordinary shares were held by our directors and officers (12 persons) as a group. The outstanding options are exercisable at purchase prices which range from $5.35 to $6.56 per share. RSUs are exercisable at a price of $0.01 per share. Any expired or cancelled options or RSUs are available for reissuance under the Incentive Plan.

Our Israeli employees and directors may be granted awards under Section 102 (“Section 102”) of the Israeli Income Tax Ordinance [New Version], 1961 (the “Ordinance”), which provides them with beneficial tax treatment, and non-employees (such as service providers, consultants and advisers) and controlling shareholders may only be granted awards under section 3(i) of the Ordinance, which does not provide for similar tax benefits. In order to be eligible for tax benefits under Section 102, the securities must be issued through a trustee, and if held by the trustee for the minimum required period, the employees and directors are entitled to defer any taxable event with respect to the award until the earlier of (the “Exercise Date”) (i) the transfer of securities from the trustee to the employee or director or (ii) the sale of securities to a third party. Our board of directors has resolved to elect the “Capital Gains Route” (under Section 102) for the grant of awards to Israeli grantees under the Company's incentive plan. Based on such election, and subject to the fulfillment of the conditions of Section 102, under the Capital Gains Route, gains realized from the sale of shares issued pursuant to the Incentive Plan will generally be taxed at the capital gain tax rate of 25%, provided the trustee holds the securities for 24 months following the date of grant of the award. To the extent the conditions of Section 102 are not met, tax will be payable at the Exercise Date at the marginal income tax rate applicable to the employee or director (47% in 2023 and additional National Security contributions). In addition, in certain circumstances, an excess tax of 3% will be imposed as well. We are not entitled to deduct for Israeli tax purposes the expenses recorded with respect to grant of awards on the “Capital Gains Route.” However, in case the employee has an ordinary income component under section 102(b)(3) of the Ordinance, that component is deductible by the company for tax purposes. The voting rights of any shares held by the trustee under Section 102 remain with the trustee.

The Incentive Plan contains a U.S. addendum that provides for the grant of awards to U.S. citizens and resident aliens of the United States for U.S. tax purposes. Pursuant to the approval of our board of directors and shareholders, stock options granted to U.S. citizens and resident aliens may be either incentive stock options under the Internal Revenue Code of 1986, as amended (the “Code”) or nonqualified options that do not qualify as incentive stock options. Subject to the fulfillment of the applicable conditions of the Code, an incentive stock option may provide tax benefits to the holder in that it converts ordinary income into income taxed at capital gain rates and defers the tax until the sale of the underlying share. In that event, we would not recognize a tax deduction with respect to such capital gain. The incentive stock options issued under our Incentive Plan are not qualified stock options under the Code.

Our board of directors has the authority to administer, and to grant awards, under the Incentive Plan. However, the compensation committee appointed by the board provides recommendations to the board with respect to the administration of the plan. Generally, RSUs and options granted under the Incentive Plan vest over a period of three years following the grant date

See Item 6.B. “Compensation” for a description of awards granted under the Incentive Plan to our directors and officers in 2022.

ITEM 7.          MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.          MAJOR SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our shares as of March 6, 2023, by each person or entity known by us to beneficially own 5% or more of our outstanding Ordinary Shares.

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

For the purpose of calculating the percentage of shares beneficially owned by any shareholder, this table lists the applicable percentage ownership based on 46,524,574 Ordinary Shares issued and outstanding as March 6, 2023 (such amount excludes 115,339 Ordinary Shares held by the Company).

Except as indicated in the footnotes to this table, to our knowledge, the shareholder in the table has voting and investment power for the shares shown as beneficially owned by such shareholder, except to the extent the power is shared by spouses under community property law. Our major shareholder does not have different voting rights than our other shareholders. The information in the table below with respect to the beneficial ownership of shareholders is based on the public filings of such shareholders with the SEC through March 6, 2023 and information provided to us by such shareholders.

Name of Beneficial Owner	Shares Beneficially Owned
	Number	Percentage

Harel Insurance Investments & Financial Services Ltd. (1)	2,352,922	5.06%

(1) Based solely upon, and qualified in its entirety with reference to, Amendment No.1 to Schedule 13G/A filed with the SEC on January 17, 2023, by Harel Insurance Investments & Financial Services Ltd. of the 2,352,922 Ordinary Shares reported as beneficially owned by Harel Insurance Investments & Financial Services Ltd. (i) 2,317,967 Ordinary Shares are held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or insurance policies and/or exchange traded funds, which are managed by subsidiaries of Harel Insurance Investments & Financial Services Ltd., each of which subsidiaries operates under independent management and makes independent voting and investment decisions, (ii) 34,712 Ordinary Shares are held by third-party client accounts managed by a subsidiary of Harel Insurance Investments & Financial Services Ltd. as portfolio managers, which subsidiary operates under independent management and makes independent investment decisions and has no voting power in the securities held in such client accounts, and (iii) 243 Ordinary Shares are beneficially held for its own account. The address of Harel Insurance Investments & Financial Services Ltd. is Harel House; 3 Aba Hillel Street; Ramat Gan 52118, Israel.

To our knowledge, the significant changes in the percentage of ownership held by our major shareholders during the past three years preceding the date of this annual report on Form 20-F have been: (i) the increase in the percentage of ownership by Harel Insurance Investments & Financial Services Ltd. and its third-party client accounts and various direct or indirect, majority or wholly-owned subsidiaries, above 5% during the year 2022; (ii) the increase in the percentage of ownership by the Phoenix Holdings Ltd. and its various direct or indirect, majority or wholly-owned subsidiaries, above 10% and the decrease in the percentage of ownership below 10% during the year 2022 and further decrease in their ownership percentage below 5% during 2023, according to a written notice provided to us by Phoenix Holdings Ltd. on February 21, 2023; (ii) the decrease in the percentage of ownership held by Renaissance Technologies LLC and Renaissance Technologies Holdings Corporation below 5% during the year 2021; (ii) the decrease in the percentage of ownership held by Private Capital Management, LLC below the 5% during the year 2021; (vi) the decrease in the percentage of ownership held by Benchmark Israel II, L.P. below the 5% during the year 2020; (viii) the increase in the percentage of ownership held by Private Capital Management, LLC above 5% in 2020; (ix) the increase in the percentage of ownership held by The Phoenix Holdings Ltd., and its various direct or indirect, majority or wholly-owned subsidiaries, above 5% during the year 2020; and (x) the decrease in the percentage of ownership held by EA2K Ltd. below the 5% during the year 2020.

To our knowledge, as of March 6, 2023, we had 5 shareholders of record (excluding the Depository Trust Company) all of which were registered with addresses in the United States. These U.S. holders were, as of such date, the holders of record of approximately 0.02% of our outstanding shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees.

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

Legal Proceedings

On December 22, 2015, Adtile Technologies Inc. (“Adtile”) filed a lawsuit against Perion and its wholly-owned subsidiary, Intercept Interactive Inc. (“Intercept”) in the United States District Court for the District of Delaware. The lawsuit alleges various causes of action against Perion and Intercept related to Intercept’s alleged unauthorized use and misappropriation of Adtile’s proprietary information and trade secrets. Since Adtile has not commenced an arbitration or otherwise taken any steps to prosecute its claims, on September 22, 2022, the court has granted Intercept’s motion and ruled that the case is dismissed without prejudice.

Policy on Dividend Distribution

It is currently our policy not to distribute dividends.

B. SIGNIFICANT CHANGES

None.

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

C.          MATERIAL CONTRACTS

We have not entered into any material contract within the three years prior to the date of this Annual Report, other than contracts entered into in the ordinary course of business, or as otherwise described herein in Item 4.A “History and Development of the Company,” Item 4.B “Business Overview,” Item 5.B “Operating and Financial Review and Prospects—Liquidity and Capital Resources,” Item 6.C “Board Practices” and Item 7.B “Related Party Transactions.”

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

The Israeli parliament enacted a reform to the Investment Law, effective January 2011 (the “2011 Amendment”). The reform introduced new benefits for “Preferred Enterprises” instead of the benefits granted in accordance with the provisions of the Investment Law in effect prior to the 2011 Amendment. However, companies entitled to benefits under the Investment Law in effect up to January 1, 2011, which were referred to as an Approved Enterprise and Benefited Enterprise, were entitled to choose to continue to enjoy such benefits, provided that certain conditions were met, or elect instead, irrevocably, to forego such benefits and elect the benefits of the Preferred Enterprise. The 2017 Amendment introduced new benefits for Technological Enterprises, alongside the existing Preferred Enterprise tax benefits. According to the 2011 Amendment, a flat rate tax applies to companies eligible for the Preferred Enterprise status. In order to be eligible for Preferred Enterprise status, a company must meet minimum requirements to establish that it contributes to the country’s economic growth and is a competitive factor for the Gross Domestic Product (a competitive enterprise).

We elected Preferred Enterprise status commencing in 2011 and one of our Israeli subsidiaries became a Preferred Enterprise in 2017. We believe that the Company and certain of its Israeli subsidiaries, qualify as a Preferred Technological Enterprise in 2022 and therefore, the portion of the income derived from Preferred Technology Income, as defined in the Investment Law, which qualifies for the benefits, is subject to a lower tax rate of 12% according to Amendment 73 to the Law, as described below.

In 2020 the Company elected to implement “Preferred Technological Enterprise” benefit.

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

A dividend distribution from a Preferred Enterprise out of the “Preferred Income” would be generally subject to 20% withholding tax (in the case of non-Israeli shareholders - subject to the receipt in advance of a valid certificate from the Israel Tax Authority ("ITA") allowing for such withholding tax rate, 20% or such lower rate as may be provided under an applicable double tax treaty). Dividend distributions out of “Preferred Income” to an Israeli company, are not subject to withholding tax (although, if such dividends are subsequently distributed to individuals or a non-Israeli company the aforesaid will apply).

In December 2016, the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016, which includes Amendment 73 to the Law for the Encouragement of Capital Investments, was published. Amendment 73 prescribes special tax tracks for technological enterprises as described below, and is in addition to the other existing tax beneficial programs under the Investment Law. On June 30, 2021, certain grandfather rules in Amendment 73 pertaining the preferred enterprises have expired, most significantly the limitation of Preferred Income to exclude such which is generated by intangible assets not related to the manufacturing or such that would not have been recognized as Preferred Technological Income.

Tax benefits under Amendment 73 that became effective on January 1, 2017.

Amendment 73 provides tax benefits for two types of “Technological Enterprises”, as described below, and is in addition to the other existing tax beneficial programs under the Investment Law.

Amendment 73 applies to “Preferred Technological Enterprise” that meet certain condition, including, inter-alia, the following:

●
A company's average R&D expenses in the three years prior to the current tax year must be greater than or equal to 7% of its total revenue or exceed NIS 75 million (approximately $22 million) per year; and

●
A company must also satisfy one of the following conditions: (1) at least 20% of the workforce (or at least 200 employees) are employed in R&D; (2) a venture capital investment of an amount approximately equivalent to at least NIS 8 million was previously made in the company, and the company did not change its type of business after such investment; (3) growth in sales or workforce by an average of 25% over the three years preceding the tax year provided that the company's turnover in the tax year and in each of the previous three years was at least NIS 10 million; or (4) the number of the company’s employees increased by 25% (on average) or more in the course of three years, provided that the company employed at least 50 employees in the tax year and in each of the previous three years.

●
Companies that do not meet one of the above two conditions may request preliminary approval from the National Authority for Technological Innovation regarding being companies that own an innovation-promoting enterprise.

●	A company must qualify as a “Competitive Enterprise” as described under the Investment Law.

A “Special Preferred Technological Enterprise” is an enterprise that meets conditions one and two above, and in addition is a part of a group of companies that have total annual consolidated revenue in excess of NIS 10 billion (approximately $2.9 billion).

A “Preferred Technological Enterprise” satisfying the required conditions will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technological Income,” as defined in the Investment Law. The tax rate is further reduced to 7.5% for a Preferred Technological Enterprise located in development area A. In addition, a Preferred Technological Enterprise will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million, and the sale receives prior approval from the National Authority for Technological Innovation (previously known as the Israeli Office of the Chief Scientist), to which we refer as IIA.

A “Special Preferred Technological Enterprise” satisfying the required conditions, will thereby enjoy a reduced corporate tax rate of 6% on “Preferred Technological Income” regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technological Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefitted Intangible Assets” to a related foreign company if the Benefitted Intangible Assets were either developed by the Special Preferred Technological Enterprise or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from IIA. A Special Preferred Technological Enterprise that acquires Benefitted Intangible Assets from a foreign company for more than NIS 500 million will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

Dividends distributed to Israeli shareholders by a Preferred Technological Enterprise or a Special Preferred Technological Enterprise, paid out of Preferred Technological Income, are generally subject to withholding tax at source at the rate of 20% (in the case of non-Israeli shareholders - subject to the receipt in advance of a valid certificate from the ITA allowing for such withholding tax rate or such lower rate as may be provided in an applicable tax treaty). However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed to individuals or a non-Israeli company the aforesaid will apply). If more than 90% of the Preferred Technological Enterprise or Special Preferred Technological Enterprise are held by foreign company shareholders and other conditions are met, such dividends, distributed to a foreign company, will be subject to a 4% withholding tax rate (or a lower rate under a tax treaty, if applicable, subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate).

We believe that we and our Israeli subsidiary Vidazoo are qualified as a “Preferred Technological Enterprise” in 2021 and 2022, and subject to a lower tax rate of 12% according to Amendment 73 to the Law, as described above.

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

Taxation of our Shareholders

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders. The Ordinance, generally imposes a capital gains tax on the disposition of capital assets by non-Israeli tax residents if those assets (i) are located in Israel, (ii) are shares or a right to shares in an Israeli resident corporation, or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The Ordinance distinguishes between real capital gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain equivalent to the increase of the relevant asset’s tax basis attributable to an increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of disposition. Inflationary surplus is not currently subject to tax in Israel. The real capital gain is the excess of the total capital gain over the inflationary surplus.

Generally, a non-Israeli resident (whether an individual or a corporation) who derives capital gains from the sale of shares in an Israeli resident company purchased upon or after the registration of the shares on the TASE or on a regulated market outside of Israel (such as Nasdaq) should be exempt from Israeli capital gains tax unless, among others, (i) the shares were held through a permanent establishment that the non-Israeli resident shareholder maintains in Israel, or (ii) the Israeli resident company is classified as a real estate investment trust or ceased to be a real estate investment trust (as defined in the Ordinance). If not exempt, a non-Israeli resident shareholder would generally be subject to tax on capital gain at the ordinary corporate tax rate (23% in 2022), if generated by a company, or at the rate of 25%, if generated by an individual, or 30%, if generated by an individual who is a “substantial shareholder” (as defined under the Ordinance), at the time of sale or at any time during the preceding 12-month period (or if the shareholder claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares). A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include, among others, the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation (23% in 2022) and a marginal tax rate of up to 47% for an individual in 2022 (excluding excess tax as discussed below)) unless contrary provisions in a relevant tax treaty apply. Non-Israeli entities (including corporations) will not be entitled to the foregoing exemption if Israeli residents, whether directly or indirectly: (i) have a controlling interest of more than 25% in such non-Israeli entity or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenue or profits of such non-Israeli entity. Such exemption is not applicable, inter alia, to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

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

Regardless of whether non-Israeli shareholders may be liable for Israeli capital gains tax on the sale of our ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale. Specifically, in transactions involving a sale of all of the shares of an Israeli resident company, in the form of a merger or otherwise, the ITA may require from shareholders who are not liable for Israeli tax to sign declarations in forms specified by this authority or obtain a specific exemption from the ITA to confirm their status as non-Israeli tax residents, and, in the absence of such declarations or exemptions, may require the purchaser of the shares to withhold taxes at source.

In addition, with respect to mergers involving an exchange of shares, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of a number of conditions, including, in some cases, a holding period of two years from the date of the transaction during which sales and dispositions of shares of the participating companies are subject to certain restrictions. Moreover, with respect to certain share swap transactions in which the sellers receive shares in the acquiring entity that are publicly traded on a stock exchange, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no disposition of such shares has occurred. In order to benefit from the tax deferral, a pre-ruling from the ITA might be required.

Taxation of Non-Israeli Resident Shareholders on Receipt of Dividends. Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, unless relief is provided under the provisions of an applicable tax treaty between Israel and the shareholder’s country of residence (provided that a certificate from the ITA allowing for a reduced withholding tax rate or a tax exemption is obtained in advance). With respect to a person who is a “substantial shareholder” (described above) at the time of receiving the dividend or on any time during the preceding 12 months, the applicable tax rate is 30%. Dividends paid on publicly traded shares, like our ordinary shares, to non-Israeli residents, are generally subject to Israeli withholding tax at a rate of 25%, so long as the shares are registered with a nominee company (whether or not the recipient is a substantial shareholder), unless a lower rate is provided under an applicable tax treaty (provided that a certificate from the ITA allowing for a reduced withholding tax rate is obtained in advance). However, a distribution of dividends to non-Israeli residents is generally subject to withholding tax at source at a rate of 20% if the dividend is distributed from income attributed to a “Preferred Enterprise” (as such terms are defined in the Law for the Encouragement of Capital Investments, 5719-1959, or the Encouragement Law), subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate, or such lower rate as may be provided under an applicable tax treaty. If such dividends are distributed by a “Preferred Technological Enterprise” or a “Special Preferred Technological Enterprise”, paid out of “Preferred Technological Income” (as such terms are defined under the Encouragement Law), to a non-Israeli company that holds, alone or together with other foreign companies, 90% or more in the Israeli company and other conditions are met, the withholding tax rate will be 4% (or a lower rate under a tax treaty, if applicable, subject to the receipt in advance of a valid certificate from ITA allowing for a reduced tax rate).

For example, under the United States-Israel Tax Treaty and subject to the eligibility to the benefits under such treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the United States-Israel Tax Treaty) is 25%. However, for dividends not generated by an Preferred Enterprises and paid to a U.S. corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, the maximum rate of withholding tax is generally 12.5%, provided that not more than 25% of the gross income of the Israeli resident paying corporation for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to an Preferred Enterprise are not entitled to such reduction under such tax treaty but are subject to withholding tax at the rate of 20% for such a United States corporate shareholder (subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate), provided that the conditions related to the holding of 10% of our voting capital and to our gross income for the previous year (as set forth in the previous sentence) are met. The aforementioned rates under the United States-Israel Tax Treaty would not apply if the dividend income is derived through a permanent establishment of the U.S. resident in Israel.

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

Excess Tax. Individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income exceeding NIS 663,240 for 2022 (which amount is linked to the annual change in the Israeli consumer price index), including, but not limited to, dividends, interest and capital gain.

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

•
persons holding ordinary shares in connection with a trade or business outside the United States .If a partnership (or other entity that is classified as a partnership for U.S. federal income tax purposes) owns ordinary shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships owning ordinary shares and their partners should consult their tax advisers as to their particular U.S. federal income tax consequences of owning and disposing of ordinary shares.

This discussion is based on the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the income tax treaty between the United States and Israel, or the Treaty, all as of the date hereof, any of which is subject to change, possibly with retroactive effect.

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

We currently do not intend to make distributions on the ordinary shares. Any distributions (other than certain pro rata distributions of ordinary shares) will be treated as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Dividends will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Subject to applicable limitations, dividends paid on our ordinary shares to certain non-corporate U.S. Holders may be taxable at a favorable rate, provided that we are not (and are not treated with respect to any U.S. Holder as) a passive foreign investment company, or PFIC, for our taxable year in which the dividend is paid or the preceding taxable year. Non-corporate U.S. Holders should consult their tax advisers regarding the availability of this favorable rate in their particular circumstances.

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

Dividend income will include any amounts withheld in respect of Israeli taxes and will be treated as foreign-source income. Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s circumstances, Israeli taxes withheld from dividends on our ordinary shares generally will be creditable against the U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex. For example, recently published Treasury regulations provide that, in the absence of an election to apply the benefits of an applicable income tax treaty, in order for foreign income taxes to be creditable the relevant foreign income tax rules must be consistent with certain U.S. federal income tax principles, and we have not determined whether the Isreali income tax system meets these requirements. U.S. Holders should consult their tax advisers regarding the creditability of Israeli taxes in their particular circumstances. In lieu of claiming a non-U.S. tax credit, U.S. Holders may elect to deduct non-U.S. taxes (including Israeli taxes) in computing their taxable income, subject to applicable limitations. An election to deduct creditable non-U.S. taxes instead of claiming foreign tax credits applies to all such non-U.S. taxes paid or accrued in the taxable year.

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

We believe that we were not a PFIC for our 2022 taxable year. However, there can be no assurance that we will not be a PFIC for the current or any future taxable year because our PFIC status is an annual determination that can be made only after the end of the relevant taxable year and will depend on the composition of our income and assets and the value of our assets from time to time (including the value of our goodwill, which may be determined, in large part, by reference to the market price of our ordinary shares, which has been, and may continue to be, volatile). Because the value of our goodwill may be determined by reference to our market capitalization from time to time, and because we hold and may continue to hold significant amounts of cash and cash equivalents, our risk of being or becoming a PFIC for any taxable year will increase if our market capitalization declines.

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

In general, if we are a PFIC for any taxable year during which a U.S. Holder holds ordinary shares, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of its ordinary shares will be allocated ratably over the U.S. Holder’s holding period. The amounts allocated to the taxable year of the sale or disposition and to any year before we became a PFIC will be taxed as ordinary income. The amount allocated to each other taxable year will be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge will be imposed on the resulting tax liability for each such year. Furthermore, to the extent that distributions received by a U.S. Holder in any taxable year on its ordinary shares exceed 125% of the average of the annual distributions on the ordinary shares received during the preceding three taxable years or the U.S. Holder’s holding period, whichever is shorter, such distributions will be subject to taxation in the same manner. If we are a PFIC for any taxable year during which a U.S. Holder owns ordinary shares, we will generally continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding taxable years during which the U.S. Holder owns the ordinary shares, even if we cease to meet the threshold requirements for PFIC status. If we are a PFIC for any taxable year but cease to be a PFIC for subsequent taxable years, U.S. Holders should consult their tax advisers regarding the advisability of making a “deemed sale” election that will allow them to eliminate the continuing PFIC status under certain circumstances.

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

J.            ANNUAL REPORT TO SECURITY HOLDERS

Not applicable.

ITEM 11.          QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Exchange Rate Risk. A portion of our revenue and expenses are denominated in foreign currencies. As a result, numerous balances are denominated or linked to these currencies. Foreign currency related fluctuations resulted in $1.5 million net losses in 2020, $0.5 million net losses in 2021 and $0.3 million in 2022. These losses are included in financial expenses, net, as presented in our statements of income.

As of December 31, 2022, balance sheet financial items in U.S. dollars, our functional currency, and those currencies other than the U.S. dollars were as follows:

	U.S. dollars	NIS	Other Currencies	Total
	In thousands of U.S. dollars
Current assets	589,485	9,013	4,960	603,458
Long-term assets	1,213	3,714	901	5,828
Current liabilities	(210,074)	(20,895)	(1,262)	(232,231)
Long-term liabilities	(48,239)	(3,757)	(480)	(52,476)
Total	332,385	(11,925)	4,119	324,579

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

A significant portion of our costs, including salaries and office expenses are incurred in NIS. Inflation in Israel may have the effect of increasing the U.S. dollar cost of our operations in Israel. If the U.S. dollar declines in value in relation to the New Israeli Shekel, it will become more expensive for us to fund our operations in Israel. A revaluation of 1% of the New Israeli Shekel will affect our income before tax by approximately 0.4% The exchange rate of the U.S. dollar to the New Israeli Shekel, based on exchange rates published by the Bank of Israel, was as follows:

	Year Ended December 31,
	2020	2021	2022
Average rate for period	3.437	3.231	3.359
Rate at year-end	3.215	3.110	3.519

ITEM 12.          DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.          DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.          MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.          CONTROLS AND PROCEDURES

(a)	Disclosure controls and procedures

Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures as of December 31, 2022, have concluded that, as of such date, our disclosure controls and procedures were effective and ensured that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our interim chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

(b)	Management annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting and has assessed the effectiveness of our internal control over financial reporting as of December 31, 2022. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control – Integrated Framework” (2013 framework). Our management has concluded, based on its assessment, that our internal control over financial reporting was effective as of December 31, 2022.

(c)	Attestation Report of the Registered Public Accounting Firm

Kost Forer Gabbay & Kasierer, an independent registered accounting firm and a member firm of Ernst & Young, has issued an attestation report on the effectiveness of our internal control over financial reporting, as stated in their report included herein. See “Report of Independent Registered Public Accounting Firm” on page F-2.

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

ITEM 16.          RESERVED

ITEM 16A.         AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Ms. Michal Drayman, who is an independent director (as defined in the Nasdaq Listing Rules) and serves as our chairperson of the audit committee, qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F.

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

ITEM 16C.          PRINCIPAL ACCOUNTANTING FEES AND SERVICES

Fees for the professional services rendered by our independent accountants Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, for each of the last two fiscal years were as follows (in thousands):

	2021	2022
Audit Fees	$568	$643
Tax Fees	181	109
Audit Related fees	394	288

Total	$1,143	$1,040

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

Our audit committee provides assistance to our board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by pre-approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal control over financial reporting. Our audit committee also oversees the audit efforts of our independent accountants and takes those actions that it deems necessary to satisfy itself that the accountants are independent of management. Our audit committee has authorized all auditing and non-auditing services provided by our independent accountants during 2021 and 2022 and the fees paid for such services.

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

AS OF DECEMBER 31, 2022

IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of directors of Perion Network Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Perion Network Ltd. And its subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 15, 2023, expressed an unqualified opinion thereon.

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relate.

Revenue Recognition Gross versus Net presentation

Description of the Matter
As described in Note 2 to the consolidated financial statements, the Company’s revenue are comprised primarily of Search Advertising Revenue and Display Advertising Revenue. To determine whether Search Advertising and Display Advertising revenue should be presented on a gross or net basis, the Company considers whether it controls the promised good or service before transferring that good or service to the customer.

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

March 15, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Perion Network Ltd.

Opinion on Internal Control over Financial Reporting

We have audited Perion Network Ltd. and it's subsidiaries' internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, Perion Network Ltd. And it's subsidiaries' (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes, and our report dated March 15, 2023, expressed an unqualified opinion thereon.

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
March 15, 2023

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

	December 31,
	2022	2021
Assets
Current Assets:
Cash and cash equivalents	$176,226	$104,446
Restricted cash	1,295	1,089
Short-term bank deposits	253,400	217,200
Accounts receivable (net of allowance of $2,134 and $891 at December 31, 2022 and 2021, respectively)	160,488	115,361
Prepaid expenses and other current assets	12,049	8,075
Total Current Assets	603,458	446,171

Property and equipment, net	3,611	4,211
Operating lease right-of-use assets	10,130	11,578
Intangible assets, net	51,664	56,700
Goodwill	195,527	189,265
Deferred taxes	5,779	5,228
Other assets	49	79
Total Assets	$870,218	$713,232

Liabilities and Shareholders' Equity
Current Liabilities:
Accounts payable	$155,854	$107,730
Accrued expenses and other liabilities	37,869	40,331
Short-term operating lease liability	3,900	3,615
Deferred revenue	2,377	3,852
Short-term payment obligation related to acquisitions	34,608	38,179
Total Current Liabilities	234,608	193,707

Long-Term Liabilities:
Long-term operating lease liability	7,580	9,774
Payment obligation related to acquisition	33,113	33,250
Other long-term liabilities	11,783	9,541
Total Liabilities	287,084	246,272
Commitments and Contingencies
Shareholders' Equity:

Ordinary shares of ILS 0.03 par value - Authorized: 60,000,000 shares at December 31, 2022 and 2021; Issued: 46,287,732 and 43,812,062 shares at December 31, 2022 and 2021, respectively; Outstanding: 46,172,393 and 43,696,723 shares at December 31, 2022 and 2021, respectively	398	375
Additional paid-in capital	513,534	496,154
Treasury shares at cost (115,339 shares at December 31, 2022 and 2021)	(1,002)	(1,002)
Accumulated other comprehensive loss	(582)	(128)
Retained earnings (Accumulated deficit)	70,786	(28,439)
Total Shareholders' Equity	583,134	466,960
Total Liabilities and Shareholders' Equity	$870,218	$713,232

The accompanying notes are an integral part of the consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except share and per share data)
	Year ended December 31,
	2022	2021	2020
Revenue:
Display Advertising	$360,690	$265,323	$148,698
Search Advertising	279,566	213,175	179,365
Total Revenue	640,256	478,498	328,063

Costs and Expenses:
Cost of revenue	30,404	25,197	22,477
Traffic acquisition costs and media buy	372,601	288,018	197,626
Research and development	34,424	35,348	30,880
Selling and marketing	56,014	53,209	39,085
General and administrative	23,813	20,933	15,819
Depreciation and amortization	13,838	9,897	9,923
Total Costs and Expenses	531,094	432,602	315,810

Income from Operations	109,162	45,896	12,253
Financial expenses (income), net	(4,502)	581	2,638

Income before Taxes on Income	113,664	45,315	9,615
Taxes on income (benefit)	14,439	6,609	(610)

Net Income	$99,225	$38,706	$10,225

Net Earnings per Share - Basic:	$2.21	$1.13	$0.38

Net Earnings per Share - Diluted:	$2.06	$1.02	$0.36

Weighted average number of shares – Basic:	44,871,149	34,397,134	26,687,145

Weighted average number of shares – Diluted:	48,071,638	37,829,725	28,797,747
The accompanying notes are an integral part of the consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

U.S. dollars in thousands

	Year ended December 31,
	2022	2021	2020

Net income	$99,225	$38,706	$10,225

Other comprehensive income (loss):
Change in foreign currency translation adjustment	(147)	(315)	49
Cash Flow Hedge:
Unrealized gain (loss) from cash flow hedges	(1,255)	242	697
Less: reclassification adjustment for net gain (loss) included in net income	948	(167)	(764)
Net change	(307)	75	(67)

Other comprehensive loss	(454)	(240)	(18)

Comprehensive income	$98,771	$38,466	$10,207

The accompanying notes are an integral part of the consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

	Common shares		Additional paid-in capital	Accumulated Other Comprehensive income (loss)	Retained earnings (Accumulated deficit)	Treasury shares	Total shareholders’ equity
	Number of Shares	$	$	$	$	$	$

Balance as of December 31, 2019	26,242,459	213	243,211	130	(77,370)	(1,002)	165,182

Stock-based compensation	-	-	4,447	-	-	-	4,447
Exercise of stock-based compensation	1,109,515	11	4,275	-	-	-	4,286
Other comprehensive loss	-	-	-	(18)	-	-	(18)
Net income	-	-	-	-	10,225	-	10,225

Balance as of December 31, 2020	27,351,974	224	251,933	112	(67,145)	(1,002)	184,122

Issuance of shares - Offering	14,110,592	133	230,356	-	-	-	230,489
Stock-based compensation	-	-	6,985	-	-	-	6,985
Exercise of stock-based compensation	2,234,157	18	6,880	-	-	-	6,898
Other comprehensive loss	-	-	-	(240)	-	-	(240)
Net income	-	-	-	-	38,706	-	38,706

Balance as of December 31, 2021	43,696,723	375	496,154	(128)	(28,439)	(1,002)	466,960

Stock-based compensation	-	-	11,570	-	-	-	11,570
Exercise of stock-based compensation	2,475,670	23	5,810	-	-	-	5,833
Other comprehensive loss	-	-	-	(454)	-	-	(454)
Net income	-	-	-	-	99,225	-	99,225

Balance as of December 31, 2022	46,172,393	398	513,534	(582)	70,786	(1,002)	583,134

The accompanying notes are an integral part of the consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2022	2021	2020
Operating activities:
Net income	$99,225	$38,706	$10,225

Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	13,838	9,897	9,923
Stock-based compensation expense	11,570	6,985	4,447
Foreign currency translation	20	(223)	19
Accrued interest, net	(3,646)	(300)	(125)
Deferred taxes, net	(1,428)	(2,755)	(3,093)
Accrued severance pay, net	(106)	663	(23)
Change in payment obligation related to acquisitions	(6,904)	350	4,646
Loss (gain) from sale of property and equipment	(12)	121	10

Net changes in operating assets and liabilities:
Accounts receivable, net	(45,236)	(34,239)	(32,049)
Prepaid expenses and other current assets	(434)	(2,781)	(1,185)
Operating lease right-of-use assets	1,104	8,510	2,595
Operating lease liabilities	(1,909)	(8,643)	(2,255)
Accounts payable	48,191	35,222	24,742
Accrued expenses and other liabilities	9,320	21,446	2,776
Deferred revenue	(1,474)	(1,853)	1,506
Net cash provided by operating activities	$122,119	$71,106	$22,159

Investing activities:
Purchases of property and equipment	$(1,058)	$(627)	$(459)
Proceeds from sale of property and equipment	12	95	5
Short-term deposits, inflows	217,200	12,700	23,234
Short-term deposits, outflows	(253,400)	(217,200)	(12,700)
Cash paid in connection with acquisitions, net of cash acquired	(9,570)	(38,438)	(19,000)
Net cash used in investing activities	$(46,816)	$(243,470)	$(8,920)

Financing activities:
Issuance of shares in private placement, net	$-	$230,489	$-
Proceeds from exercise of stock-based compensation	5,833	6,898	4,286
Payments of contingent consideration	(9,091)	-	-
Repayment of long-term loans	-	(8,333)	(8,333)
Net cash provided by (used in) financing activities	$(3,258)	$229,054	$(4,047)

Effect of exchange rate changes on cash and cash equivalents	(59)	(33)	81

Net increase in cash and cash equivalents and restricted cash	$71,986	$56,657	$9,273

Cash and cash equivalents and restricted cash at beginning of year	105,535	48,878	39,605
Cash and cash equivalents and restricted cash at end of year	$177,521	$105,535	$48,878

The accompanying notes are an integral part of the consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands
	Year ended December 31
	2022	2021	2020
Reconciliation of cash, cash equivalents, and restricted cash to the consolidated balance sheet

Cash and cash equivalents	$176,226	$104,446	$47,656
Restricted cash	1,295	1,089	1,222
Total cash, cash equivalents, and restricted cash	$177,521	$105,535	$48,878

Supplemental Disclosure of Cash Flow Activities:

Cash paid during the year for:
Income taxes	$7,689	$4,365	$3,180
Interest	$5	$203	$1,097

Non-cash investing and financing activities:
Creation of new lease right-of-use assets arising from lease liability	$2,085	$-	$1,671
Purchase of property and equipment on credit	$(47)	$45	$3

The accompanying notes are an integral part of the consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:	GENERAL

Perion Network Ltd. ("Perion") and its wholly-owned subsidiaries (collectively referred to as the "Company"), is a global technology innovator in the digital advertising ecosystem, providing brands, agencies and publishers with the holistic ability to identify and measurably reach their most valuable customers - across all numerous digital channels, including retail media – with high impact creative units that are orchestrated by its proprietary Intelligent Hub (iHUB). The iHUB which connects the supply and demand sides of the marketplace, and as a result is capable of bringing Perion and its client’s significant efficiencies.

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

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

Cash and cash equivalents and short-term deposits
The Company considers all short-term, highly liquid and unrestricted cash balances, with stated maturities of three months or less from date of purchase, as cash equivalents. Short-term deposits are bank deposits with maturities of more than three months but less than one year at the date acquired. The short-term deposits as of December 31, 2022 and 2021 are denominated primarily in USD and bear interest at an average annual rate of 3.82% and 0.79%, respectively.
Restricted cash
Restricted cash is comprised primarily of security deposits that are held to secure the Company’s lease obligations. As of December 31, 2022 and 2021, restricted cash balances were $1,295 and $1,089 respectively.
Accounts receivable and allowance for credit losses
Accounts receivables are stated at realizable value, net of an allowance for credit losses. The Company evaluates its outstanding accounts receivable and establishes an allowance for credit losses based on information available on their credit condition, current aging, historical experience and future economic and market conditions. These allowances are reevaluated and adjusted periodically as additional information is available.

As of December 31, 2022 and 2021, the Company has recorded an allowance for credit losses in the amounts of $2,134 and $891, respectively.

Total expenses for doubtful debts during 2022, 2021 and 2020 amounted to $210, $82 and $323, respectively.
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
Leases
The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, and Short-term and long-term operating lease liabilities in the Company’s consolidated balance sheets.

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

The Company elected the practical expedient allowing not to separate the lease and non-lease components for its leases.
Intangible assets
Intangible assets that are not considered to have finite useful life are amortized over their estimated useful lives. The Customer Relationship, technology and trade name are amortized over their estimated useful lives in proportion to the economic benefits realized. This accounting policy results in accelerated amortization of such intangible assets as compared to the straight-line method
Impairment of long-lived assets, including Right-of-use assets and intangible assets subject to amortization
The Company’s long-lived assets (assets group) to be held or used, including property and equipment, right of use assets and intangible assets subject to amortization are reviewed for impairment in accordance with ASC 360, "Accounting for the Impairment or Disposal of Long-Lived Assets", whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. The recoverability of these assets is measured by comparing the carrying amounts of the asset (assets group) to the future undiscounted cash flows the assets are expected to generate. If the long-lived assets are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the asset exceeds its fair market value.
In determining the fair values of long-lived assets for the purpose of measuring impairment, the Company's assumptions include those that market participants will consider in valuations of similar assets.

Following an impairment review of our long-lived assets for 2022, 2021 and 2020, it was concluded that no such impairment charges should be recorded.
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
The majority of the inputs used in the discounted cash flow model to determine the fair value of the reporting units are unobservable and thus are considered to be Level 3 inputs. Refer to Note 6 for further information.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

Business combinations

The Company accounted for business combination in accordance with ASC 805, "Business Combinations". ASC 805 requires recognition of assets acquired, liabilities assumed, and any non-controlling interest at the acquisition date, measured at their fair values as of that date. Any excess of the fair value of net assets acquired over purchase price is allocated to goodwill. During the measurement period, not to exceed one year from the date of acquisition, the Company may record adjustments to the assets acquired and liabilities assumed, with a corresponding offset to goodwill only for adjustments resulting from facts and circumstances that existed as of the acquisition date. After the measurement period, any subsequent adjustments are reflected in the consolidated statements of income.

Acquisition related costs are expensed to the statement of income in the period incurred.

Revenue recognition

The Company applies the provisions of Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606" or "Topic 606").

The Company applies the practical expedient for incremental costs of obtaining contracts when the associated revenue is recognized over less than one year.

The Company generates revenue primarily from two major sources:
Display Advertising Revenue (“Advertising”) - the Company generates advertising revenue from delivering high impact ad formats through different channels – display, social and video/CTV, creatively designed to capture consumer attention and drive engagement, across a hand-picked portfolio of websites and mobile applications. The Company also generates advertising revenue from content optimization solutions and services, which are being recognizes once the advertisement partners serve their advertisement across owned and operated properties as well as those of the Company publishers. In addition, the Company generates revenue from the use of its platform in online media channels which connects video and display advertisements derived from advertising partners to advertising inventory available within its publisher’s network.
Search Advertising Revenue (“Search Monetization”) - the Company obtains its search revenue from service agreements with its search partners. Search revenue is generated primarily from monthly transaction volume-based fees earned by the Company for making its applications available to online publishers and app developers on a revenue share basis relative to the revenue generated by the search partners.
For more disaggregated information of revenue refer to Note 16.
The Company’s payments terms are less than one year. Therefore, no finance component is recognized.
The Company evaluates whether Search Monetization and Advertising Revenue should be presented on a gross basis, which is the amount that a customer pays for the service, or on a net basis, which is the amount of the customer payment less amounts the Company pays to publishers. In making that evaluation, the Company considers whether it controls the promised good or service before transferring that good or service to the customer. The Company considers indicators such as whether the Company is the primary obligor in the arrangement

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

Generally, in cases in which the Company controls the specified good or service before it is transferred to a customer, revenue is recorded on a gross basis.

Remaining performance obligations (RPOs) represent amounts collected on contracted revenue that have not yet been recognized. As of December 31, 2022, the aggregate amount of the RPOs was $2,377. The Company anticipates that it will satisfy all of its remaining performance obligation associated with the deferred revenue within the prospective fiscal year.
Accounts receivable includes amounts billed and currently due from customers.
Deferred revenue are recorded when payments are received from customers in advance of the Company's rendering of services.
Revenue recognized during 2022 from amounts included within the Deferred revenue balance at the beginning of the period amounted to $3,852.
Cost of revenue
Cost of revenue consists primarily of expenses associated with the operation of the Company’s server hosting, data verification and targeting, campaign creative, labor, as well as content acquisition costs and customer support.
Traffic acquisition costs and media buy
Traffic acquisition costs and media buy consist primarily of payments to publishers and developers who distribute the Company’s search properties together with their products, as well as the cost of distributing the Company own products. In addition, media buy costs consist of the costs of advertising inventory incurred to deliver ads. Traffic acquisition costs are primarily based on revenue share agreements with the Company traffic sources and the media buy cost are primarily based on CPC (Cost-per-click) and CPM (Cost-per-thousand), which are charged as incurred.
Research and development costs

The Company capitalized certain internal and external software development costs, consisting primarily of direct labor associated with creating the internally developed software. During 2021, 2020, depreciation expense for the related capitalized internally developed software in the consolidated statements of income amounted to $1,392, and $3,056, respectively. No expense related to internally developed software incurred in 2022.

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
Severance expenses for the years ended December 31, 2022, 2021 and 2020 amounted to $2,809, $2,612, and $1,812, respectively. The balances of severance deposits and accrued severance pay are immaterial and included in other assets and other long-term liabilities on the accompanying balance sheets, respectively.
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
Total employer 401(k) contributions for the years ended December 31, 2022, 2021 and 2020 were $865, $683, and $624, respectively.
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

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

Net earnings per share
In accordance with ASC 260, "Earnings Per Share", basic net earnings per share ("Basic EPS") is computed by dividing net earnings attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted net earnings per share ("Diluted EPS") reflects the potential dilution that could occur if share options, restricted shares and other commitments to issue ordinary shares were exercised or equity awards vested, resulting in the issuance of ordinary shares that could share in the net earnings of the Company.
The weighted average number of ordinary shares related to the outstanding options, restricted shares, convertible debt and warrants excluded from the calculations of diluted net earnings per ordinary share, as these securities are anti-dilutive, was 456,696, 1,035,307, and 3,178,024 for the years ended December 31, 2022, 2021 and 2020, respectively.
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
Share-based compensation
The Company accounts for share-based compensation under ASC 718, "Compensation - Stock Compensation", which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees, contractors, and directors. ASC 718 requires companies to estimate the fair value of equity-based awards on the date of grant, using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated statement of income. The Company estimates forfeitures to be estimated at the time of grant, and revised if necessary in subsequent periods, if actual forfeitures differ from those estimates.
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
The following table presents the various assumptions used to estimate the fair value of the Company's share-based awards granted to employees and directors in the periods presented:
	Year ended December 31
	2022	2021	2020

Risk-free interest rate	1.92% - 4.29%	0.94% - 1.52%	0.29% - 1.60%
Expected volatility	*) -	59% - 60%	53% - 59%
Early exercise factor	130% - 200%	130% - 200%	110% - 200%
Forfeiture rate post vesting	1% - 28%	1% - 27%	0% - 34%
Dividend yield	0%	0%	0%

*) Only RSUs were granted
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

The notional value of the Company’s derivative instruments designed as hedging instruments as of December 31, 2022 and 2021, amounted to $14,364 and $5,071, respectively.

The notional value of the Company’s derivative instruments not designed as hedging instruments as of December 31, 2022 and 2021, amounted to $3,576 and $2,876, respectively. Notional values in USD are translated and calculated based on the spot rates for options and swap. Gross notional amounts do not quantify risk or represent assets or liabilities of the Company; however, they are used in the calculation of settlements under the contracts.

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
The hierarchy is broken down into three levels, based on the observability of inputs and assumptions, as follows:
•	Level 1 - Observable inputs obtained from independent sources, such as quoted prices for identical assets and liabilities in active markets.
•	Level 2 - Other inputs that are directly or indirectly observable in the market place.
•	Level 3 - Unobservable inputs which are supported by little or no market activity, and unobservable inputs based on the Company's own assumptions used to measure liabilities at fair value. The inputs require significant management judgment or estimation.
Treasury shares
In the past, the Company repurchased its ordinary shares on the open market. The Company holds the shares as treasury shares and presents their cost as a reduction of shareholders' equity.

Recently Accounting Pronouncements - not yet adopted

In October 2021 the FASB ASU 2021-08, Topic 805 “Business Combinations” – Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. The amendments in this update require that an entity (acquirer) recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606. At the acquisition date, an acquirer should account for the related revenue contracts in accordance with Topic 606 as if it had originated the contracts. To achieve this, an acquirer may assess how the acquiree applied Topic 606 to determine what to record for the acquired revenue contracts. The amendments in this update are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, and early adoption is permitted. The adoption of the new guidance will have an immaterial impact on its consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:	FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table present assets and liabilities measured at fair value on a recurring basis as of December 31, 2022:

	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets:
Derivative assets	$-	$7	$-	$7

Total financial assets	$-	$7	$-	$7

Liabilities:
Derivative liabilities	$-	$239	$-	$239
Contingent consideration in connection to the acquisitions *)	-	-	63,695	63,695

Total financial liabilities	$-	$239	$63,695	$63,934

*) See notes 4a and 4c.

The following table present assets measured at fair value on a recurring basis as of December 31, 2021:

	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets:
Derivative assets	$-	$75	$-	$75

Total financial assets	$-	$75	$-	$75

Liabilities:
Contingent consideration in connection to the acquisitions	$-	$-	$63,550	$63,550

Total financial liabilities	$-	$-	$63,550	$63,550

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:	ACQUISITIONS

a.	Content IQ LLC

On January 14, 2020, the Company consummated the acquisition of Content IQ LLC (“Content IQ”), a privately held company founded in 2014, based in New York City. Content IQ has created data algorithm and analytics tools that deconstruct content, revenue and distribution to solve current major digital publishing challenges.

The total consideration for the acquisition was $37,838, comprised of $15,000 paid in cash at closing and a contingent consideration (with a maximum amount of up to $47,050), tied to revenue and EBITDA-based metrics over a period of two years, estimated at fair value of $22,838 on the acquisition date. As of December 31, 2022, the contingent consideration is estimated at fair value of $17,820. The change in fair value of the contingent consideration was recorded to general and administrative expenses. In addition, the acquisition includes a retention-based component of up to $11,000.

b.	Pub Ocean

On July 22, 2020, the Company acquired the net assets of Pub Ocean Limited, also known as “Pub Ocean” (the “Pub Ocean Acquisition"), digital publisher-focused technology company with scalable content distribution and real-time revenue analytics technology.

The total consideration for the acquisition was $13,399, comprised of $4,000 paid in cash at closing and a contingent consideration (with a maximum amount of up to $17,000), tied to financial targets over a two-year period, estimated at fair value of $9,399 on the acquisition date. In addition, the acquisition includes a retention-based component of up to $1,000. As of December 31, 2022, the remaining balance of the contingent consideration was settled. In 2022, the change in fair value of the contingent consideration that was recorded to general and administrative expenses was $3,816.

c.	Vidazoo

On October 4, 2021, the Company consummated the acquisition of Vidazoo Ltd., also known as “Vidazoo” (the “Vidazoo Acquisition”), a leading video technology company that enables both advertisers and publishers to deliver high impact content and advertising to consumers.

The total consideration for the acquisition was $90,038, comprised of $35,000 paid in cash at closing, contingent consideration (with a maximum amount of up to $58,545), tied to financial targets over a period of 2.25 years, estimated at fair value of $48,903 on the acquisition date, and a net working capital in the amount of $6,135 which will be set-off against collection. As of December 31, 2022, the contingent consideration is estimated at fair value of $45,875.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

The following table summarizes the allocation of the purchase price consideration as of the acquisition date and the adjustment included in the measurement period adjustment for the transaction noted above:

	Initially Reported as of December 31, 2021	Measurement Period Adjustment	December 31, 2022
Net Assets	$6,291	$-	$6,291
Technology	31,005	5,358	36,363
Customer Relationship	8,194	1,490	9,684
Deferred Taxes	(4,704)	(820)	(5,524)
Goodwill	36,962	6,262	43,224
Net assets acquired	$77,748	$12,290	$90,038

The initially reported amounts presented in the table above pertained to the preliminary purchase price allocation reported in the Company's 2021 financial statements. The measurement period adjustment was primarily associated with the Goodwill and Intangible Assets and Deferred taxes assets related.

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

NOTE 5:	PROPERTY AND EQUIPMENT, NET

	December 31,
	2022	2021
Cost:
Computers and peripheral equipment	$5,941	$7,219
Office furniture and equipment	2,777	2,686
Leasehold improvements	8,400	8,392
Capitalized software	12,473	12,473

Total cost	29,591	30,770
Less: accumulated depreciation and amortization	(25,980)	(26,559)
Property and equipment, net	$3,611	$4,211

Depreciation expenses related to the Company’s property and equipment totaled to $1,954, $3,022, and $4,662, for the years ended December 31, 2022, 2021 and 2020, respectively.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:	GOODWILL AND OTHER INTANGIBLE ASSETS, NET

a.	Goodwill

The changes in the net carrying amount of goodwill in 2022 and 2021 were as follows:

Balance as of January 1, 2021	$152,303

Acquisition of Vidazoo	$36,962

Balance as of December 31, 2021	$189,265

Vidazoo measurement period adjustments	$6,262

Balance as of December 31, 2022	$195,527
Goodwill has been recorded as a result of prior acquisitions and represents excess of the consideration over the net fair value of the assets of the businesses acquired. As of December 31, 2022, the Company has two reporting units – Display advertising and Search advertising. The Company performs tests for impairment of goodwill at the reporting unit level at least annually, or more frequently if events or changes in circumstances occur that would more likely than not reduce the fair value of a reporting unit below its carrying value.

No impairment was incurred for the years ended December 31, 2022, 2021 and 2020.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

b.	Intangible assets, net

The following is a summary of intangible assets as of December 31, 2022:

	December 31, 2021	Vidazoo measurement period adjustments	Amortization	December 31, 2022

Acquired technology	$84,417	$5,358	$-	$89,775
Accumulated amortization	(31,137)	-	(9,886)	(41,023)
Impairment	(8,749)	-	-	(8,749)
Acquired technology, net	44,531	5,358	(9,886)	40,003

Customer relationships	45,054	1,490	-	46,544
Accumulated amortization	(23,218)	-	(1,758)	(24,976)
Impairment	(10,426)	-	-	(10,426)
Customer relationships, net	11,410	1,490	(1,758)	11,142

Tradename and other	18,503	-	-	18,503
Accumulated amortization	(12,634)	-	(240)	(12,874)
Impairment	(5,110)	-	-	(5,110)
Tradename and other, net	759	-	(240)	519

Intangible assets, net	$56,700	$6,848	$(11,884)	$51,664

The following is a summary of intangible assets as of December 31, 2021:

	December 31, 2020	Additions	Amortization	December 31, 2021

Acquired technology	$53,412	$31,005	$-	$84,417
Accumulated amortization	(25,548)	-	(5,589)	(31,137)
Impairment	(8,749)	-	-	(8,749)
Acquired technology, net	19,115	31,005	(5,589)	44,531

Customer relationships	36,860	8,194	-	45,054
Accumulated amortization	(22,161)	-	(1,057)	(23,218)
Impairment	(10,426)	-	-	(10,426)
Customer relationships, net	4,273	8,194	(1,057)	11,410

Tradename and other	18,503	-	-	18,503
Accumulated amortization	(12,405)	-	(229)	(12,634)
Impairment	(5,110)	-	-	(5,110)
Tradename and other, net	988	-	(229)	759

Intangible assets, net	$24,376	$39,199	$(6,875)	$56,700

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

The estimated useful life of the intangible assets are as follows:

Estimated useful life
Acquired technology	4-7 years
Customer relationships	5-8 years
Tradename and other	4-11 years

Amortization of intangible assets, net, in each of the succeeding five years and thereafter is estimated as follows:

2023	$12,255
2024	11,718
2025	8,283
2026	6,834
2027	6,590
Thereafter	5,984

$51,664

NOTE 7:	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2022	2021

Employees and payroll accruals	$20,788	$19,597
Obligation related to acquisitions	331	8,725
Government authorities	10,758	6,706
Accrued expenses	5,185	4,560
Other short-term liabilities	807	743

	$37,869	$40,331

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:	DERIVATIVES AND HEDGING ACTIVITIES

The fair value of the Company’s outstanding derivative instruments is as follows:

		December 31,
	Balance sheet	2022	2021

Derivatives designate as hedging instruments:

Foreign exchange forward contracts and other derivatives	''Prepaid expenses and other current assets''	$7	$75
	''Accrued expenses and other liabilities''	239	-
	''Accumulated other comprehensive income''	(232)	75

Derivatives not designated as hedging instruments:

Foreign exchange forward contracts and other derivatives	''Prepaid expenses and other current assets''	18	21
	''Accrued expenses and other liabilities''	$31	$3

The net amounts reclassified from accumulated other comprehensive loss to the operating expenses are as follows:

	Gain recognized in Statements of Comprehensive Income		Gain (loss) recognized in consolidated statements of Income

	Year ended December 31,
		Statement of Income	Year ended December 31,
	2022		2022	2021	2020
Derivatives designated as hedging instruments:
Foreign exchange options and forward contracts	$307	"Operating expenses"	$(948)	$167	$764

Derivatives not designated as hedging instruments:
Foreign exchange options and forward contracts	-	"Financial expenses"	(75)	24	(166)

Total	$307		$(1,023)	$191	$598

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:	SHORT TERM AND LONG-TERM DEBT

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

In June 2018, Undertone entered into a lease agreement for its office at World Trade Center (WTC) New York. The lease expires in May 2026. Additionally, the Company may choose an early termination in 2024. The Company sublease the office to a sub-tenant which led to a decrease of $344 on the value of its ROU asset. The decrease in ROU asset was recognized in the depreciation expenses.

In October 2022, Undertone entered into an additional lease agreement for its office at World Trade Center (WTC) New York. The lease expires in December 2025.

Certain other facilities of the Company are rented under operating lease agreements, which expire on various dates, the latest of which is in 2023. The Company recognizes rent expense under such arrangements on a straight-line basis.

The following table represents the weighted-average remaining lease term and discount rate:

Year ended December 31, 2022
Weighted average remaining lease term	2.94 Years
Weighted average discount rate	5.23%

The discount rate was determined based on the estimated collateralized borrowing rate of the Company, adjusted to the specific lease term and location of each lease.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

Maturities of operating lease liabilities were as follows:

Year ending December 31,
2023	$4,578
2024	4,588
2025	2,798
2026	777

Total lease payments *)	$12,741

Less – imputed interest	(1,261)

Present value of lease liabilities	$11,480

*) Total lease payments have not been reduced by sublease rental payments of $8,907 due in

Facilities leasing expenses (net) in the years 2022, 2021 and 2020 were $2,846, $4,441, and $3,493 respectively. Out of which, Sublease income amounted to $2,533, $2,838 and $2,682 in the years 2022, 2021 and 2020, respectively.

Cash paid for amounts included in measurement of lease liabilities during the years ended 2022, 2021 and 2020 were $5,880, $8,465, and $6,521, respectively.

NOTE 11:	SHAREHOLDERS' EQUITY

a.	Ordinary shares

The ordinary shares of the Company entitle their holders to voting rights, the right to receive cash dividend and the right to a share in excess assets upon liquidation of the Company.

b.	Share Options, Restricted Share Units and Warrants

In 2003, the Company's Board of Directors approved the 2003 Equity Incentive Plan (the "Plan") for an initial term of ten years from adoption and on December 9, 2012, extended the term of the Plan for an additional ten years, and on November 7, 2022 the Compensation Committee approved to extend the term of the Incentive Plan for an additional period of two years, expiring on December 9, 2024. On August 7, 2013, the Company’s Board of Directors approved amendments to the Plan which include the ability to grant RSUs and restricted shares.

The contractual term of the share options is generally no more than seven years and the vesting period of the options and RSUs granted under the Plan is between one and three years from the date of grant. The rights of the ordinary shares issued upon the exercise of share options or RSUs are identical to those of the other ordinary shares of the Company.

As of December 31, 2022, there were 270,923 ordinary shares reserved for future share-based awards under the Plan.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

The following table summarizes the activities for the Company’s service-based share options and RSUs for the year ended December 31, 2022:

		Weighted average
	Number of options and RSUs	Exercise price	Remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2022	3,574,401	$2.46	45.90	$77,173
Granted	1,532,548	0.01	-	-
Exercised	(1,824,876)	2.19	-	35,811
Cancelled	(217,399)	2.53	-	-
Outstanding at December 31, 2022	3,064,674	$1.39	59.70	$73,284

Exercisable at December 31, 2022	618,230	$5.10	3.30	$12,488

Vested and expected to vest at December 31, 2022	3,264,763	$1.46	0.88	$138,673

The weighted-average grant-date fair value of options and RSUs granted during the years ended December 31, 2022, 2021 and 2020 was $20.13, $18.55, and $3.14, respectively.

The aggregate intrinsic value of the outstanding service-based equity grants at December 31, 2022, represents the intrinsic value of all outstanding options and RSUs since they were all in-the-money as of such date.

The following table summarizes the activities for the Company’s performance-based share options and RSUs for the year ended December 31, 2022:

	Number of	Weighted average
	Performance based options and RSUs	Exercise price	Remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2022	903,900	$2.37	46.16	$19,599
Granted	417,628	0.01	-	-
Exercised	(650,794)	2.83	-	12,493
Cancelled	(78,223)	0.01	-	-

Outstanding at December 31, 2022	592,511	$0.51	70.64	$14,690

Exercisable at December 31, 2022	56,250	$5.35	4.58	$1,122

Vested and expected to vest at December 31, 2022	658,487	$0.46	0.39	$29,926

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

The weighted-average grant-date fair value of options and RSUs granted during the year ended December 31, 2022, 2021 and 2020 was $20.58, $20.03 and $3.12, respectively.

The aggregate intrinsic value of the outstanding performance-based equity grants at December 31, 2022, represents the intrinsic value of all outstanding options and RSUs since they were all in-the-money as of such date.

The number of service-based and performance-based options and RSUs expected to vest reflects an estimated forfeiture rate.

The following table summarizes additional information regarding outstanding and exercisable service-based options and RSUs under the Company's Equity Incentive Plan as of December 31, 2022:

	Outstanding			Exercisable
Range of exercise price	Number of options and RSUs	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of options and RSUs	Weighted average remaining contractual life (years)	Weighted average exercise price

$0.01	2,323,813	77.65	$0.01	-	-	$-
2.52 – 3.38	237,699	2.39	3.19	237,699	2.39	3.19
4.23 – 5.90	258,475	3.97	5.21	244,412	3.93	5.18
6.23 – 8.34	180,932	3.18	6.73	105,834	3.32	6.80
$12.02 – 21.35	63,755	5.19	14.60	30,285	5.15	13.50

	3,064,674	59.70	$1.39	618,230	3.30	$5.10

The following table summarizes additional information regarding outstanding and exercisable performance-based options and RSUs under the Company's share Option Plan as of December 31, 2022:

	Outstanding			Exercisable
Range of exercise price	Number of options and RSUs	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of options and RSUs	Weighted average remaining contractual life (years)	Weighted average exercise price

$0.01	536,261	77.57	$0.01	-	-	$-
$5.35	56,250	4.58	5.35	56,250	4.58	5.35

	592,511	70.64	$0.51	56,250	4.58	$5.35

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

The Company recognized share-based compensation expenses related to its share-based awards in the consolidated statements of operations as follows:

	Year ended December 31,
	2022	2021	2020

Cost of revenue	$446	$171	$102
Research and development	2,129	946	887
Selling and marketing	4,528	3,248	1,898
General and administrative	4,467	2,620	1,560

Total	$11,570	$6,985	$4,447

As of December 31, 2022, there was $20,654 of unrecognized compensation cost related to outstanding options and RSUs. These amounts are expected to be recognized over a weighted-average period of 1.57 years related to outstanding options and RSUs. To the extent the actual forfeiture rate is different from what has been estimated, share-based compensation related to these awards will differ from the initial expectations.

c.
As part of the acquisition of Undertone, the Company granted warrants to purchase 66,666 ordinary shares, at a weighted average exercise price of $9.09 per share, to a third-party vendor that provides development services to Undertone. The warrants were exercisable until December 27, 2020 and wasn’t exercised by this date. No expense incurred in 2020.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:	FINANCIAL INCOME (EXPENSE), NET

	Year ended December 31,
	2022	2021	2020

Financial income:
Interest income	$4,993	$539	$287
Other	-	-	45
	$4,993	$539	$332

Financial expense:
Foreign currency translation losses	$(264)	$(528)	$(1,537)
Interest expense on debts	-	(119)	(1,045)
Bank charges and other	(227)	(473)	(388)
	$(491)	$(1,120)	$(2,970)

Financial income (expense), net	$4,502	$(581)	$(2,638)

NOTE 13:	INCOME TAXES

a.	Income before taxes on income

Income before taxes on income is comprised as follows:

	Year ended December 31,
	2022	2021	2020

Domestic	$106,634	$38,854	$12,175
Foreign	7,030	6,461	(2,560)

Total	$113,664	$45,315	$9,615

b.	Taxes on income

Taxes on income are comprised as follows:

	Year ended December 31,
	2022	2021	2020

Current taxes	$16,758	$7,891	$2,498
Taxes in respect of previous years	(794)	1,476	6
Deferred tax benefit	(1,525)	(2,758)	(3,114)

Total	$14,439	$6,609	$(610)

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

Taxes on income by jurisdiction were as follows:

	Year ended December 31,
	2022	2021	2020

Domestic	$14,378	$8,060	$1,031
Foreign	61	(1,451)	(1,641)

Total	$14,439	$6,609	$(610)

Domestic:
Current taxes	$15,938	$7,447	$1,466
Deferred tax benefit	(860)	(980)	(984)
Taxes in respect of previous years	(700)	1,593	549

Total - Domestic	$14,378	$8,060	$1,031

Foreign:
Current taxes	$820	$444	$1,032
Deferred tax benefit	(665)	(1,778)	(2,130)
Taxes in respect of previous years	(94)	(117)	(543)

Total - Foreign	$61	$(1,451)	$(1,641)

Total income tax expense (benefit) (benefit)	$14,439	$6,609	$(610)

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

c.	Deferred Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31,
	2022	2021
Deferred tax assets:
Net operating loss and other losses carry forwards	$5,912	$4,955
Research and development	3,278	3,629
Intangible assets	(3,895)	(3,251)
Other temporary differences mainly relating to reserve and allowances	2,943	2,539
Deferred tax assets, before valuation allowance	$8,238	$7,872
Valuation allowance	2,459	2,644
Total deferred tax assets, net	$5,779	$5,228

Domestic:
Long term deferred tax liability, net	$(791)	$(732)
	$(791)	$(732)

Foreign:
Long term deferred tax asset, net	$6,570	$5,960
	$6,570	$5,960

Total deferred tax asset, net	$5,779	$5,228
The $185 change in the total valuation allowance for the year ended December 31, 2022, relates to the projected utilization of certain operating loss carry-forwards and temporary differences for which a full valuation allowance was previously recorded.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

d.	Reconciliation of the Company’s effective tax rate to the statutory tax rate in Israel

A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company, and the actual tax expense as reported in the statement of income is as follows:

	Year ended December 31,
	2022	2021	2020

Income before taxes on income	$113,664	$45,315	$9,615
Statutory tax rate in Israel	23.0%	23.0%	23.0%
Theoretical tax expense	$26,143	$10,422	$2,211

Increase (decrease) in tax expenses resulting from:
"Preferred Enterprise" benefits *	(11,255)	(5,610)	(1,701)

Non-deductible expenses	(229)	710	2,409
Tax adjustment in respect of different tax rate of foreign subsidiaries	313	226	228
Deferred taxes related to prior years	(55)	(922)	(1,576)
Previous years taxes	(136)	1,476	(147)
Change in valuation allowance	(185)	390	(2,097)
Other	(157)	(83)	63

Taxes on income	$14,439	$6,609	$(610)

* Benefit per ordinary share from "Preferred Enterprise" status:

Basic	$0.25	$0.16	$0.06
Diluted	$0.23	$0.15	$0.06

e.	Income tax rates

Taxable income of Israeli companies was generally subject to corporate tax at the rate of 23% in 2022, 2021 and 2020. However, the effective tax rate payable by a company that derives income from a Preferred Enterprise or a Preferred Technological Enterprise (as discussed below) may be considerably lower.

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

In December 2016, the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which includes Amendment 73 to the Law for the Encouragement of Capital Investments ("Amendment 73") was published and came into effect in May 2017. According to Amendment 73, a Preferred Technological Enterprise, as defined in Amendment 73, with total consolidated revenue of less than NIS 10 billion, shall be subject to 12% tax rate on income derived from intellectual property (in development area A—a tax rate of 7.5%). In order to qualify as a Preferred Technological Enterprise certain criteria must be met, such as a minimum ratio of annual R&D expenditure and R&D employees, as well as having at least 25% of annual revenue derived from exports.

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

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

h.	Uncertain tax positions

A reconciliation of the beginning and ending balances of the total amounts of unrecognized tax benefits is as follows:

	December 31,
	2022	2021

Balance at the beginning of the year	$6,928	$4,525
Increase (decrease) related to prior year tax positions, net	(590)	1,285
Increase related to current year tax positions, net	3,062	1,118

Balance at the end of the year	$9,400	$6,928

In 2022, the Company recognizes interest accrued related to unrecognized tax benefits and penalties in tax expenses. The Company had $975 and $834 for the payment of interest and penalties accrued at December 31, 2022, and 2021, respectively which are included in the balance at the end of the year.

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

The Company’s tax assessments in Israel and the U.S. Federal for tax years prior to 2017 and 2018 respectively are considered final. The Company has net operating losses in the U.S. from prior tax periods beginning in 2015 which may be subject to examination upon utilization in future tax periods

i.	Tax loss carry-forwards

As of December 31, 2022, the Company’s U.S. subsidiaries have Federal net operating loss carry-forwards of $11,842 and States net operating loss carry-forwards of $11,898. Net operating losses generated in fiscal years prior to 2018 in the U.S. may be carried forward through periods which will expire in 2035. Net operating losses generated in 2018 and subsequent years in the U.S. may be carried forward indefinitely for Federal tax purposes yet are subject to certain limitations. Different states have varying rules regarding utilization and expiration of net operating losses. Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

As of December 31, 2022, the Company’s European subsidiaries have net operating loss carry-forwards of $5,970 which may be carried forward indefinitely.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

The Company has accumulated net operating losses for Israeli tax purposes as of December 31, 2022, in the amount of approximately $5,119 which may be carried forward and offset against taxable income in the future for an indefinite period. The net operating losses may be offset against taxable income annually with a limitation of up to 20% of the total accumulated losses but not more than 50% of the Company's taxable income. The limitation applies during the years 2020-2024. In addition, the Company has accumulated capital losses for tax purposes as of December 31, 2022, of approximately $1,396, which may be carried forward and offset against taxable capital gains in the future for an indefinite period, but are limited as stated above.

j.	US Tax:

In March 2020, in response to the COVID-19 pandemic the Coronavirus Aid, Relief and Economic Security (“CARES”) Act was enacted. The CARES Act comprises a spending package and tax reliefs in order to reduce the impact of the pandemic. The tax portion of the CARES Act includes several corporate tax relief provisions such as: eliminating the taxable income limitation and allowing carryback to the prior 5 years for net operating losses (“NOLs”) arising in 2018, 2019 and 2020; increasing the business interest deduction limitation from 30% to 50%; accelerated refunds of AMT credits and other provisions.

NOTE 14:	EARNINGS PER SHARE

The table below presents the computation of basic and diluted net earnings per common share:

	Year ended December 31,
	2022	2021	2020
Numerator:
Net income attributable to ordinary shares – basic and diluted	$99,225	$38,706	$10,225

Denominator:
Number of ordinary shares outstanding during the year	44,871,149	34,397,134	26,687,145
Weighted average effect of dilutive securities:
Employee options and restricted share units	3,200,489	3,432,591	2,110,602

Diluted number of ordinary shares outstanding	48,071,638	37,829,725	28,797,747

Basic net earnings per ordinary share	$2.21	$1.13	$0.38

Diluted net earnings per ordinary share	$2.06	$1.02	$0.36

Potential ordinary shares equivalents excluded because their effect would have been anti-dilutive	456,696	1,035,307	3,178,024

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:	MAJOR CUSTOMERS

A substantial portion of the Company's revenue is derived from search fees and online advertising, the market for which is highly competitive and rapidly changing. Significant changes in this industry or in customer buying behavior would adversely affect the Company’s operating results.

The following table sets forth the customers that represent 10% or more of the Company’s total revenue in each of the years presented below:

	Year ended December 31,
	2022	2021	2020

Customer A	35%	37%	51%
NOTE 16:	GEOGRAPHIC INFORMATION

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

The following table presents the total revenue for the years ended December 31, 2022, 2021 and 2020, allocated to the geographic areas in which they were generated:

	Year ended December 31,
	2022	2021	2020

North America (mainly U.S.)	$561,959	$423,571	$272,220
Europe	69,019	48,109	49,222
Other	9,278	6,818	6,621

	$640,256	$478,498	$328,063

The total revenue are attributed to geographic areas based on the location of the end-users.

The following table presents the locations of the Company’s long-lived assets as of December 31, 2022 and 2021:

	December 31,
	2022	2021

Israel	$6,176	$8,049
U.S.	7,427	7,524
Europe	138	216

	$13,741	$15,789

ITEM 19. EXHIBITS:

Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished
1.1	Memorandum of Association of Perion, as amended and restated (translated from Hebrew)	20-F	000-51694	1.1	March 16, 2022
1.2	Articles of Association of Perion, as amended and restated	20-F	000-51694	1.2	March 16, 2022
2.1	Description of Perion’s Securities registered pursuant to Section 12 of the Securities Exchange Act of 1934					*
4.1†	Perion 2003 Israeli Share Option Plan and U.S. Addendum	20-F	000-51694	4.1	April 29, 2013
4.2†	Perion Equity Incentive Plan as amended on November 8, 2022					*
4.3†	Compensation Policy for Directors and Officers					*
4.4†	Translation of a certain Credit Agreement by and between Perion Network Ltd. and Mizrahi Tefahot Bank Ltd., effective as of December 17, 2018	20-F	000-51694	4.16	March 19, 2019
4.5†	A Form of Indemnification Letter Agreement between the Company and its Present and Future Directors and Officers	20-F	000-51694	4.17	March 27, 2018
4.6†	Bing Services Framework Agreement by and between Perion Network Ltd. and Microsoft Ireland Operations Limited, effective as of January 1, 2021***	20-F	000-51694	4.6	March 25, 2021
4.7	Membership Interest Purchase Agreement by and between Perion Network Ltd., Mr. Assaf Katzir, Mr. Ziv Yarmiyahu and Content IQ LLC, dated January 14, 2020***	20-F	000-51694	4.7	March 25, 2021
4.8	Summary in English of Lease Agreement by and between Perion Network Ltd. and Kanit HaShalom Investments Ltd., dated January 28, 2014, as amended on October 7, 2015 and December 26, 2019	20-F	000-51694	4.8	March 16, 2020
8.1	List of Subsidiaries					*
12.1	Certification required by Rule 13a-14(a) or Rule 15d-14(a) executed by the Chief Executive Officer of the Company					*
12.2	Certification required by Rule 13a-14(a) or Rule 15d-14(a) executed by the Chief Financial Officer of the Company					*
13.1	Certification required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code					**
13.2	Certification required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code					**
15.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, Independent Auditors					*
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104**	Inline XBRL for the cover page of this Annual Report on Form 20-F (embedded within the Inline XBRL document)
_________________

*	Filed herewith.
**	Furnished herewith.
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

Date: March 15, 2023