Form 20-F
period 2023-12-31
Perion Network Ltd.
filed 2024-04-08
CIK 1338940

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

As of December 31, 2023, the Registrant had outstanding 47,991,344 ordinary shares, par value NIS 0.03 per share (excluding treasury shares).

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

Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes ☐ No ☒

INTRODUCTION

Terms

As used herein, and unless the context suggests otherwise, the terms “Perion,” “Company,” “we,” “us” or “ours” refer to Perion Network Ltd. and subsidiaries. References to “dollar” and “$” are to U.S. dollars, the lawful currency of the United States, and references to “NIS” are to New Israeli Shekels, the lawful currency of the State of Israel. This annual report on Form 20-F contains translations of certain NIS amounts into U.S. dollars at specified rates solely for your convenience. These translations should not be construed as representations by us that the NIS amounts actually represent such U.S. dollar amounts or could, at this time, be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, we have translated NIS amounts into U.S. dollars at an exchange rate of NIS 3.627 to $1.00, the representative exchange rate reported by the Bank of Israel on December 31, 2023.

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

Our estimates and forward-looking statements may be influenced by factors including:

•
Our search advertising solution depends heavily upon revenue generated from our agreement with Microsoft, and any adverse change in that agreement could adversely affect our business, financial condition and results of operations.

•	The generation of search advertising revenue through publishers is subject to competition. If we cannot compete effectively in this market, our revenue is likely to decline.

•	In order to receive advertising-generated revenue from our search providers, we depend, in part, on factors outside of our control.

•
Should the methods used for the distribution of our search solution, be blocked, constrained, limited, materially changed, based on a change of policies, technology or otherwise (as has happened in the past), or made redundant by any of our search engine providers, our ability to generate revenue from our search activity could be significantly reduced.

•
Should the providers of platforms, particularly browsers, further block, constrain or limit our ability to offer or change search properties, or materially change their policies, technology or the way they operate, our ability to generate revenue from our search activity could be significantly reduced.

•
Our advertising customers comprised of brands, advertising agencies, DSPs and SSPs may reduce or terminate their business relationship with us at any time. If customers representing a significant portion of our revenue reduce or terminate their relationship with us, it could have a material adverse effect on our business, financial condition and results of operation.

•
Large and established internet and technology companies, such as Google, Meta, Apple and Amazon, play a substantial role in the digital advertising market and may significantly harm our ability to operate in this industry.

•	If the demand for digital advertising does not continue to grow or customers do not embrace our solutions, it could have a material adverse effect on our business and results of operation.

•
Due to our evolving business model and rapid changes in the industry in which we operate and the nature of services we provide, it is difficult to accurately predict our future performance and may be difficult to increase revenue or profitability.

•
We depend on supply sources to provide us with advertising inventory in order for us to deliver advertising campaigns in a cost-effective manner. We also depend on service providers or partners who provide us with critical products and services.

•	Non-compliance with industry self-regulation could negatively impact our Display Advertising business, brand and reputation.

•	The advertising industry is highly competitive. If we cannot compete effectively and overcome the technological gaps in this market, our revenue is likely to decline.

•	If our campaigns are not able to reach certain performance goals or we are unable to measure certain metrics proving achievement of those goals, it could have a material adverse effect on our business

•
Increased availability of advertisement-blocking technologies could limit or block the delivery or display of advertisements by our solutions, which could undermine the viability of our business, financial condition and results of operations.

•
Our business depends on our ability to collect, use, maintain and otherwise process data, including personal data, and any limitation on the collection, use, maintenance and other processing of this data could significantly diminish the value of our solutions and cause us to lose customers, revenue and profit.

•
If we do not continue to innovate and provide high-quality advertising solutions and services, we may not remain competitive, and our business and results of operations could be materially adversely affected.

•	Our growth depends in part on the success of our relationships with advertising agencies, and third-party DSPs and SSPs.

•	Our products are dependent on the platform terms of use and policies that are subject to changes out of our control.

•	Global economic and market conditions and actions taken by our customers, suppliers and other business partners in markets in which we operate might materially adversely impact us.

•	A loss of the services of our senior management and other key personnel could adversely affect execution of our business strategy.

•
We have acquired and may continue to acquire other businesses. These acquisitions divert a substantial part of our resources and management attention and could in the future, adversely affect our financial results.

•	Our share price has fluctuated significantly and could continue to fluctuate significantly.

•	Our business could be negatively affected as a result of actions of activist shareholders, and such activism could impact the trading value of our securities.

•
Our business and financial performance may be materially adversely affected by information technology issues, data breaches, cyber-attacks and other similar incidents, as well as insufficient cybersecurity and other business disruptions.

•
If we fail to detect or prevent fraudulent, suspicious or other invalid traffic or engagement with our ads, or otherwise prevent against malware intrusions, we could lose the confidence of our advertisers, damage our reputation and be responsible to make-good or refund demands, which would cause our business to suffer.

•
We depend on third-party service providers, suppliers and vendors, such as internet, telecommunication, data center, cloud computing and hosting providers, to operate our platforms, websites and services. Temporary failure of these services, including catastrophic or technological interruptions, would materially reduce our revenue and damage our reputation, and securing alternate sources for these services could significantly increase our expenses and be difficult to obtain.

•
Our business depends on our ability to collect, use, maintain and otherwise process data, including personal data, to help our clients deliver advertisements and to disclose data relating to the performance of advertisements. Any limitation imposed on our collection, use, maintenance or other processing of this data could significantly diminish the value of our solution and cause us to lose sellers, buyers, and revenue. Regulations, legislation or self-regulation relating to data protection, data privacy, cybersecurity, e-commerce and internet advertising and uncertainties regarding the application or interpretation of existing or newly adopted laws and regulations threaten our ability to collect, use, maintain and otherwise process this data, could harm our business and subject us to significant costs and legal liability for non-compliance.

•
Our proprietary information, technology and other intellectual property may not be adequately protected and thus our intellectual property may be unlawfully copied by or disclosed to other third parties.

•	Our business relies significantly on the North American market. Any material adverse change in that market could have a material adverse effect on our results of operations.

•
Our business may be materially affected by changes to fiscal and tax policies. Potentially negative or unexpected tax consequences of these policies, or the uncertainty surrounding their potential effects, could adversely affect our results of operations and share price.

•
Political, economic and military instability in the Middle East and specifically in Israel may impede our ability to operate and harm our financial results. Conditions in Israel, including the recent attack by Hamas and other terrorist organizations from the Gaza Strip and elsewhere in the region, and Israel’s war against them, may adversely affect our operations which would lead to a decrease in revenues.

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

Item 7. Major Shareholders and Related Party Transactions	80
A. Major Shareholders	80
B. Related Party Transactions	81
C. Interests of Experts and Counsel	81
Item 8. Financial Information	81
A. Consolidated Statements and Other Financial Information	81
B. Significant Changes	82
Item 9. The Offer and Listing	82
A. Offer and Listing Details	82
B. Plan of Distribution	82
C. Markets	82
D. Selling Shareholders	82
E. Dilution	82
F. Expenses of the Issue	82
Item 10. Additional Information	82
A. Share Capital	82
B. Memorandum and Articles of Association	82
C. Material Contracts	82
D. Exchange Controls	83
E. Taxation	83
F. Dividends and Paying Agents	91
G. Statement by Experts	91
H. Documents on Display	92
I. Subsidiary Information	92
J. Annual Report to Security Holders	92
Item 11. Quantitative and Qualitative Disclosures about Market Risk	92
Item 12. Description of Securities Other than Equity Securities	93

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

Risks Related to our Search Business

Our search advertising solution depends heavily upon revenue generated from our agreement with Microsoft, and any adverse change in that agreement could adversely affect our business, financial condition and results of operations.

We are highly dependent on our search services agreement with Microsoft Irelands Operations Limited. (“Microsoft”). We entered into our first agreement with Microsoft in 2010. In November 2020, we entered into a renewed agreement with Microsoft effective as of January 1, 2021 and in effect until December 31, 2024 (the “Microsoft Agreement”). In 2022, our search advertising business Unit, CodeFuel, was named by Microsoft Advertising the “Global Supply Partner of the Year”. The Microsoft Agreement accounted for 37%, 35% and 34% of our revenue, in 2021, 2022 and 2023, respectively.

If the Microsoft Agreement is terminated, expires or is substantially amended on terms not favorable to us, we would experience a material decrease in our search advertising revenue and profits and would be forced to seek additional or alternative search provider services, at less competitive terms or accelerate the business we have with such search providers. In the first quarter of 2024, we experienced a decline in our search advertising activity, attributable to changes in advertising pricing and mechanisms implemented by Microsoft in its search distribution marketplace. These adjustments led to a reduction in Revenue Per Thousand Impressions (RPM) for both Perion and other Microsoft distribution partners. These changes contributed to decreased search volume. Our results of operations were negatively impacted as a result in the first quarter of 2024 and we expect an adverse impact on our results of operations in the future. Only a few companies in the market provide internet search and search advertising services similar to those provided by Microsoft, such as Google and Yahoo. Such companies are substantially the only participants in western markets, and their competitors do not offer as much coverage through sponsored links or searches. If we fail to quickly locate, negotiate and finalize alternative arrangements or otherwise expedite current operations we have with such alternative search providers, or if we do, but the alternatives do not provide for terms that are as favorable as those currently provided and utilized, we would experience a material reduction in our revenue and, in turn, our business, financial condition and results of operations would be adversely affected.

The generation of search advertising revenue through publishers is subject to competition. If we cannot compete effectively in this market, our revenue is likely to decline.

We obtain a significant portion of our revenue through the configuration of our search service as the default search provider during the download and installation of our publishers’ products and/or use by their services of our search offering and the subsequent searches performed by the users thereof. In both 2022 and 2023, the top five publishers distributing our search services accounted for approximately 11% of our revenue. There can be no assurance that our current publishers will continue utilizing our revenue-generating monetization services at the levels they did in the past or at all or on terms not less favorable to us. Additionally, traffic from low-quality sources, including websites with irrelevant content or poor user engagement have impacted and may negatively impact the effectiveness of our search advertising. The loss of a substantial portion of our relationships with our publishers, or a substantial reduction in their level of activity, could cause a material decline in our revenue and profitability.

To achieve these goals, we heavily rely on third-party publishers to distribute and/or implement our search offering as a value-added component of their own offerings at a price sufficient to drive acceptable margins. We are therefore constantly looking for more ways to distribute our search offering through various channels, including through independent distribution efforts of our owned and operated products and services. There are other companies that generate revenue from searches and some of them may have other monetization solutions. The large search engine companies, including Google, Microsoft, Yahoo and others, have become increasingly aggressive in their own search service offerings. In addition, we need to continuously maintain the technological advantage of our platform, products and other services in order to attract publishers to our offerings. If the search engine companies engage in more direct relationships with publishers or we are unable to maintain the technological advantage to service our publishers, we may lose both current and potential new publishers and our ability to generate revenue will be negatively impacted.

In order to receive advertising-generated revenue from our search providers, we depend, in part, on factors outside of our control.

The amount of revenue we receive from search providers depends upon a number of factors outside of our control, including the amount such search providers charge for advertisements, the efficiency of the search provider’s system in attracting advertisers and syndicating paid listings in response to search queries, and parameters established by such search provider regarding the number and placement of paid listings displayed in response to search queries. In addition, search providers analyze the relative attractiveness (to their advertiser) of clicks on paid listings from searches performed on or through our search assets, and these judgments factor into the amount of revenue we receive. Changes in the efficiency of a search providers’ paid listings network, in its judgment about the relative attractiveness of clicks on paid listings or in the parameters applicable to the display of paid listings, which could come about for a number of reasons, including general market conditions, competition, inventory availability or policy and operating decisions made by Microsoft or other search providers, have impacted our business and could have an adverse effect on our business, financial condition and our results of operations. In the first quarter of 2024, we experienced a decline in our search advertising activity, attributable to changes in advertising pricing and mechanisms implemented by Microsoft in its search distribution marketplace. These adjustments led to a reduction in Revenue Per Thousand Impressions (RPM) for both Perion and other Microsoft distribution partners. These changes contributed to decreased search volume. For additional information see also the Risk Factor titled - “Our search advertising solution depends heavily upon revenue generated from our agreement with Microsoft, and any adverse change in that agreement could adversely affect our business, financial condition and results of operations.”

Should the methods used for the distribution of our search solution, be blocked, constrained, limited, materially changed, based on a change of policies, technology or otherwise (as has happened in the past), or made redundant by any of our search engine providers, our ability to generate revenue from our search activity could be significantly reduced.

Agreements with search providers, such as our agreements with Microsoft and Yahoo, require compliance with certain policies promulgated by them for the use of the respective brands and services, including the manner in which paid listings are displayed within search results, as well as the establishment of policies to govern certain activities of third parties to whom the search services are syndicated, including the manner in which those third parties can acquire new users and drive search traffic. Subject to certain limitations, search partners may unilaterally update their policies, which could, in turn, require modifications to, or prohibit and/or render obsolete certain of our search solutions, products, services and practices, which could be costly to address or otherwise have an adverse effect on our business, our financial condition and results of operations. Noncompliance with the search partners’ policies, whether by us or by third parties to which we syndicate paid listings or by the publishers through whom we secure distribution arrangements could, if not cured, result in such companies’ suspension of some or all of their services to us, or to the websites of our third-party publishers, or the reimbursement of funds paid to us, or the imposition of additional restrictions on our ability to syndicate paid listings or distribute our search solution or the termination of the search distribution agreement by our search partners.

Our search providers have changed these policies with respect to method of distribution, quality of traffic sources, homepage resets, and default search resets as well as other matters numerous times in the past, having negative revenue implications for us. Since then, both companies have continued changing the policies governing their relationship with search partners like us. Should any of our large partnerships be deemed non-compliant, blocked or partner with another provider, it could be difficult to replace the revenue generated by that partnership and we would experience a material reduction in our revenue and, in turn, our business, financial condition and results of operations would be adversely affected.

Should the providers of platforms, particularly browsers, further block, constrain or limit our ability to offer or change search properties, or materially change their policies, technology or the way they operate, our ability to generate revenue from our search activity could be significantly reduced.

As we provide our services through the internet, we rely on our ability to work with different internet browsers. The internet browser market is extremely concentrated with Google’s Chrome, Safari, Microsoft Edge and Mozilla’s Firefox, accounting for over 93% of the desktop browser market in 2023, with Google’s Chrome alone accounting for over 64%, based on StatCounter reports as of March 2024. In the past years, internet browser providers such as Google and Microsoft made changes and updated their policies and technology in general, and specifically those relating to change of search settings. Each such change limits and constrains our ability to offer or change search properties. In addition, the desktop operating system market is very concentrated as well, with Microsoft Windows dominating over 68% of the market in 2023, and Apple MacOS accounting for more than 18% of the market, based on StatCounter reports. In June 2018, Google limited the ability to install Chrome browser extensions only from within the Chrome Web Store. Some of these changes limited our ability to ensure that users’ browser settings were optimally compatible with our services. If Microsoft, Google, Apple or other companies that provide internet browsers, operating systems or other platforms were to further restrict, discourage or otherwise hamper companies, like us, from offering or changing search services, this would continue to cause a material adverse effect on our revenue and our financial results.

Currently most users access the internet through mobile devices, while a substantial part of our search revenue generation and services are currently not widely spread on mobile platforms. Also, web-based software and similar solutions impact the attractiveness of downloadable software products.

Historically, the market for search services for desktop computers has accounted for a substantial part of our search revenue. In recent years, there has been a trend towards shifting internet usage from desktop computers to mobile devices such as mobile phones, tablets, etc. While in 2016 desktop worldwide market share was 54.09% it declined over the years and stood at 43.72% in 2023, based on StatCounter reports. On the other hand, mobile worldwide market share in 2016 was 45.91% rising over the years and stood at 56.28% in 2023, based on StatCounter reports. If this trend towards using mobile devices accelerates and desktop usage further declines, our search offerings will become less relevant and may fail to attract publishers and web traffic. In addition, even if consumers do use our services, our revenue growth will still be adversely affected if we do not rapidly and successfully implement adequate revenue-generating models for mobile platforms to respond to such decline in desktop usage.

Web (or “cloud”) based software and similar solutions do not require the user to download software to their device and thus provide a very portable and accessible alternative to downloadable software. While there are advantages and disadvantages to each method and system and the markets for each of them remain large, the market for web-based systems is growing at the expense of downloadable software. Should this trend accelerate faster than our partners’ ability to provide differentiating advantages in their downloadable solutions, this could result in fewer downloads of their products and lower search revenue generated through the use of these products. See Item 4.B. “Business Overview—Competition” for additional discussion of our competitive market.

Our software or provision of search services or advertising is occasionally blocked by software or utilities designed to protect users’ computers, thereby causing our business to suffer.

Some third parties, such as anti-virus software providers, categorize some of our products and offerings as promoting or constituting “malware” or “spamming,” or unnecessarily changing the user’s computer settings. As a result, our software, the software of our publishers, provision of search services or advertising is occasionally blocked by software or utilities designed to detect such practices. If this problem increases or if we are unable to detect and effectively reverse such categorization of our products and offerings, we may lose both existing and potential new users and our ability to generate revenue will be negatively impacted.

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

We generally do not enter into long-term contracts with our advertising customers, which include brands, demand side partners, advertising agencies, and supply side partners, and such customers do business with us on a non-exclusive basis. In most cases, our customers may terminate or reduce the scope of their agreements with little or no penalty or notice. Accordingly, our business is highly vulnerable to adverse economic conditions, market evolution, development of new or more compelling offerings by our competitors and development by our advertising customers of in-house replacement services. Any reduction in spending by, or loss of, existing or potential advertisers would negatively impact our business, financial conditions and results of operation.

Furthermore, the discretionary, non-exclusive nature of our relationships with advertising customers subjects us to increased pricing pressure. Although we believe our rates are competitive, our competitors may offer more favorable pricing or other advantageous terms. In light of the above factors, we seek to diversify our offerings and, as part of our strategy, provide our customers with different advertising solutions and constantly adapt our relationship with our customers to respond to their ever-changing needs. As a result, we may be compelled to reduce our rates, offer other incentives or other more compelling pricing models in order to maintain our current customers and attract new customers. If a significant number of customers compel us to charge lower rates or provide rate concessions or incentives, there is no assurance that we would be able to compensate for such price reductions or maintain our profit margins.

Large and established internet and technology companies, such as Google, Meta, Apple and Amazon, play a substantial role in the digital advertising market and may significantly harm our ability to operate in this industry.

Google, Meta, Apple and Amazon account for a large portion of the digital advertising market and digital advertising budgets. The high concentration in the market subjects us to the risk of any unilateral changes Google, Meta, Apple and Amazon may make with respect to advertising on their respective lucrative platforms. These changes may significantly harm our ability to operate in this industry and we could be limited in our ability to respond and adjust to such changes.

These companies, along with other large and established internet and technology companies, may also leverage their power to make changes to their web browsers, operating systems, platforms, networks or other products or services in ways that impact the entire digital advertising marketplace.

Google’s Chrome internet browser supports the “Better Ads Standards” implemented by the Coalition for Better Ads, an industry body formed by leading international trade associations and companies involved in online media (in which our subsidiary, Undertone, is also a member), and removes all ads from certain sites that violate this standard. In addition, Google announced that it will begin phasing out third-party cookies in Chrome by disabling them for 1% of users starting in Q1 2024 and ramping up to 100% of users in the third quarter in 2024. Google also announced its initiative to avoid sharing a user's real IP address with third parties (a proposal called “IP Protection”), which could hamper geo-targeting for advertisements or make it impossible. The IP Protection initiative is still in its early phases and has yet been implemented in any browser.

Moreover, the leading mobile operating systems, Apple iOS and Google Android, have implemented, and may plan to further implement, advertising and targeting restrictions within applications running on their platforms.

These changes, together with other advertisement-blocking technologies incorporated in or compatible with leading internet browsers and operating systems, could impact our (as well as those of our competitors) advertising business. These changes could materially impact the way we do business, and if we or our advertisers and publishers are unable to quickly and effectively adjust and provide solutions to those changes, there could be an adverse effect on our revenue and performance.

The concentration of large companies within the industry and consolidation among participants within the digital advertising market could have a material adverse impact on our business, financial condition and results of operations.

The digital advertising industry has experienced substantial evolution and consolidation in the past and we expect this trend to continue, increasing the capabilities and competitive posture of larger companies, particularly those that are already dominant in various ways, and enabling new or stronger competitors to emerge. We are currently able to serve, track and manage advertisements on a variety of networks and websites for our customers as well as for our own operations. The consolidation trend could substantially harm our ability to operate if such larger companies decide not to permit us to serve, track or manage advertisements on their websites and/or on our properties, if they develop ad placement systems that are incompatible with our ad serving capabilities or if they use their market power to force their customers to use certain vendors on their networks or websites and/or on our properties.

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

If the demand for digital advertising does not continue to grow or customers do not embrace our solutions, it could have a material adverse effect on our business and results of operation.

A substantial portion of our advertising revenue is derived from the sale of our digital advertising solutions and we have made significant investments in our ability to deliver different types of advertisements on diverse digital channels, including high-impact advertising, video advertising, connected TV (“CTV”), interactive TV (“iCTV”) and digital out-of-home (“DOOH”), which are compatible on many devices and channels as well as different content monetization solutions for which we partner with advertising networks to serve ads on our properties as well properties of our publishers. Nonetheless, (i) customers may prefer other solutions than ours, (ii) our integration with advertising networks may be unsuccessful, (iii) there may be a reduction in general demand for digital advertising or in spend for certain channels or solutions, (iv) advertising customers may pay less or exclude supply inventory on publishers websites that are “Made for Advertising” or for other reasons, or (v) the demand for our specific solutions and offerings may decrease, as have impacted us in the past, and could lead to a material adverse impact on our business, financial conditions and results of operation.

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

We depend on supply sources to provide us with advertising inventory in order for us to deliver advertising campaigns in a cost-effective manner. We also depend on service providers or partners who provide us with critical products and services.

We rely on a diverse set of publishers including direct publishers, advertising exchange platforms, media owners, social networks and other platforms, that aggregate advertising inventory, to provide us with high-quality digital advertising inventory on which we deliver ads, collectively referred to as “supply sources”. Our intelligentHUB (“iHUB”) allows us to optimize utilization of our owned and operated supply, as well as what is available on the open web. Together with that, the future growth of our advertising business will depend, in part, on our ability to maintain, expand and further develop successful business relationships in order to increase the network of our supply sources.

Our supply sources typically make their advertising inventory available to us on a non-exclusive basis and are not required to provide any minimum amounts of advertising inventory to us or to provide us with a consistent supply of advertising inventory, at any predetermined price or through real-time bidding. Supply sources often maintain relationships with various demand partners that compete with us, and it is easy for supply sources to quickly shift their advertising inventory among these demand partners, or to shift inventory to new demand partners, without notice or accountability. Supply sources may also change the terms on which they offer inventory to us, or they may allocate their advertising inventory to our competitors who may offer more favorable economic terms, better solutions or more advanced technology. Supply sources may also elect to sell all, or a portion, of their advertising inventory directly to advertisers and advertising agencies, or they may develop their own offerings competitive to ours, which could diminish the demand for our solutions. In addition, significant supply sources within the industry may enter into exclusivity arrangements with our competitors, which could limit our access to a meaningful supply of inventory. As a result of all of these factors, our supply sources may not provide us with sufficient amounts of high-quality digital advertising inventory in order for us to fulfill the demands of our advertising customers. Some of the supply inventory is known as “Made for Advertising” and is less attractive to or excluded by some of our advertising customers. Restrictions from advertisers, DSPs or SSPs regarding usage of this inventory source have impacted us and could materially adversely impact our operations and revenue.

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

•
Supply sources that offer online content and mobile applications may shift from an advertising-based monetization method to a pay-for-content/services model, allowing users of services to pay a subscription in exchange for not to be shown advertisements. If they elect not to pay, then in order to use the service, the user consents to the processing of their data for advertising purposes. This may reduce available inventory.

•
Social media platforms, such as Meta’s Facebook, may be successful in keeping users within their sites, which may be competitive to our offerings and solutions. If, as a result, users are not on the open web, online advertising inventory outside of such platforms (including our publishers’ and our owned and operated sites) may be reduced or may become less attractive to our advertising customers.

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

Similarly, our service providers or partners which provide us with services that are critical to our business could terminate their relationship with us at any time or with minimal notice. Our digital advertising business relies on a number of third-party data, measurement and verification vendors as well as cloud computing and API services.  Should any of these vendors choose to terminate or modify on less favorable terms their relationships with us, and/or if we were to fail to identify and contract with acceptable substitute vendors, we may not be able to offer those of our services that depend on such vendors at the level of quality our customers expect or at all.

Because of these factors, we seek to expand and diversify our supply sources; nonetheless, if we fail to diversify our sources or if our supply sources terminate or reduce our access to their advertising inventory or services, increase the price of inventory or services or place significant restrictions on the sale of their advertising inventory or services, or if platforms or exchanges terminate our access to them and we are unsuccessful in establishing or maintaining our relationships with supply sources on commercially reasonable terms, we may not be able to replace these sources with inventory from other supply sources that satisfy our quality requirements as well as other requirements in a timely and cost-effective manner. If any of these happens, our revenue could decline or our cost of acquiring inventory could increase, which, in turn, could lower our operating margins and materially adversely affect our advertising business. For additional information see also the Risk Factor titled - “The concentration of large companies within the industry and consolidation among participants within the digital advertising market could have a material adverse impact on our business, financial condition and results of operations.”

Our Display business depends on a strong brand reputation, and if we are not able to maintain and enhance our brand, our business and results of operations could be materially adversely affected.

Maintaining and enhancing our brands is an important aspect of our efforts to attract and expand demand from brands, advertising agencies, demand side partners (which include third-party DSPs) and supply side partners (which include third-party SSPs). We have spent, and expect to continue spending, considerable sums and other resources on the establishment, building and maintenance of our brands, as well as on enhancing market awareness of them. Our brands, however, may be negatively impacted by a number of factors, including but not limited to, fraudulent, inappropriate or misleading content on our own sites and those we operate, as well as on publishers’ inventory on which we serve ads, service outages, product malfunctions, data protection, data privacy and cybersecurity issues, and exploitation of our trademarks by others without our permission. If we are unable to maintain or enhance our brands in a cost-effective manner, our business and operating results could be materially adversely affected.

Non-compliance with industry self-regulation could negatively impact our Display Advertising business, brand and reputation.

In addition to compliance with applicable laws and regulations, we voluntarily participate in industry self-regulatory bodies which promulgate best practices or codes of conduct addressing, among other things, data protection, data privacy, cybersecurity and the delivery of digital advertising. Some of our subsidiaries voluntarily participate in several such trade associations and industry self-regulatory groups, such as the Network Advertising Initiative (NAI), and the Digital Advertising Alliance (DAA), the Interactive Advertising Bureau (IAB) and TAG Certified Against Fraud. If we or our subsidiaries are unable to follow and abide by the rules and principles provided by such self-regulatory bodies or align the conduct of our business and practices with changes to such rules and principles, we may be subject to investigations by such self-regulatory bodies or other accountability groups, or by our customers and partners as well as users. Handling such actions may require us to devote financial and managerial resources, require us to change our business practices, or cause damage to our brand, which in turn could materially adversely affect our business, financial condition and results of operations. We also could be adversely affected by new or altered self-regulatory guidelines that are inconsistent with our current practices or in conflict with applicable laws and regulations in the United States, Canada, Europe, Israel and other regions where we do business. If we fail to abide by or are perceived as not operating in accordance with industry best practices or any industry guidelines or codes with regard to data protection, data privacy, cybersecurity or the delivery of digital advertising, our reputation may suffer and we could lose relationships with both buyers and sellers which may adversely affect our business and results of operations.

We may be unable to deliver advertising in a brand-safe environment or protect inventory from receiving unsafe advertising or content, which could harm our reputation and cause our business to suffer.

It is important for advertisers that their advertisements are not placed in or near content that is unlawful or would be deemed offensive or inappropriate by their customers, or near other advertisements for competing brands or products. It is equally important for publishers not to have inappropriate content placed within their inventory. While we strive to have  all of our advertisements appear in a brand-safe environment and all inventory free from inappropriate content, we cannot guarantee that they will be delivered in such an environment. If we are not successful in doing so, we may experience reputational damage that could impede our ability to attract new business and additionally could decrease business affairs with existing advertisers and publishers, or  our customers may seek to avoid payment or demand refunds, any of which could harm our business, financial condition and results of operations.

The advertising industry is highly competitive. If we cannot compete effectively and overcome the technological gaps in this market, our revenue is likely to decline.

We face intense competition in the advertising industry. We operate in a dynamic market that is subject to rapid development and the introduction of new technologies, products and solutions, changing branding objectives, evolving customer demands rules, regulations and industry guidelines, all of which affect our ability to remain competitive. There are a large number of digital media companies and advertising technology companies that offer products or services similar to or more compelling than ours and that compete with us for finite advertising budgets and for limited inventory from publishers. Additionally, companies that do not currently compete with us in this space may change their services to be competitive if there is a revenue opportunity, and new or stronger competitors may emerge through consolidations or acquisitions. If our digital advertising platform and solutions are not perceived as competitively differentiated, or if we fail to develop adequately to meet market evolution, or fail to acquire companies to help us overcome the technological gaps in a timely manner and meet the market demands, we could lose customers and market share or be compelled to reduce our prices and harm our operational results.

Our reputation is a key factor in our ability to compete successfully. There is no assurance that our ability to compete effectively in the future may not be affected by negative market perception. Because of these factors, we continuously seek to diversify our product suite to respond to the changing needs and interests of our customers to benefit from a variety of different offerings, however, we cannot guarantee that we will always be able to accommodate such needs, that such efforts will yield the expected revenue or that we will adapt quickly enough (or in a cost-effective manner) to evolving changes in the industry in which we operate and related regulations, technologies, applications and devices, which could adversely impact our reputation, and, in turn, our business, financial condition and results of operations.

Our advertising business is susceptible to seasonality, unexpected changes in campaign size and prolonged cycle time, which could affect our business and results of operations.

The revenue from our advertising business is affected by a number of factors, including:

•
Historically, our advertising business has experienced the lowest revenue levels in the first quarter and highest revenue levels in the fourth quarter, with the second and third quarters being slightly stronger than the first quarter;

•	Our advertising solutions revenue are influenced by political advertising in the US, which generally occurs every two years;

•	In any single period, our advertising solutions revenue and delivery costs are subject to significant variation based on changes in the volume and mix of deliveries performed during such period;

•	Revenue is subject to the changes of brand marketing trends, including when and where brands choose to spend their money in a given year;

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

If our campaigns are not able to reach certain performance goals or we are unable to measure certain metrics proving achievement of those goals, it could have a material adverse effect on our business.

Our advertising clients expect and often demand that our advertising campaigns achieve certain performance levels based on metrics such as in our online business; user engagement, view ability, clicks or conversions, or, in our DOOH business; brand awareness, foot traffic, and sales lift to validate their value proposition, particularly as we offer costlier premium advertising services to clients. We may have difficulty achieving or proving these performance levels for a variety of reasons (for example, it may be difficult to track view ability on our proprietary high-impact ad units, either directly or through a third-party vendor), which could cause clients to cancel campaigns, not provide repeat business or request make-goods or refunds.

Increased availability of advertisement-blocking technologies could limit or block the delivery or display of advertisements by our solutions, which could undermine the viability of our business, financial condition and results of operations.

Advertisement-blocking technologies, such as mobile apps or browser extensions that limit or block the delivery or display of advertisements, are currently available for desktop, tablet and mobile users. Further, new browsers and operating systems, or updates to current browsers or operating systems, offer native advertisement-blocking technologies to their users, such as the support in Google Chrome for blocking advertisements from web sites that violate the “Better Ads Standards” established by the Coalition for Better Ads (in which Undertone is a member). Furthermore, users can employ their own advertisement-blocking client-based technology or use a browser that blocks advertisements. As such technologies or practices become widespread, this could have a material adverse effect on our business, financial condition and results of operations.

Our business depends on our ability to collect, use, maintain and otherwise process data, including personal data, and any limitation on the collection, use, maintenance and other processing of this data could significantly diminish the value of our solutions and cause us to lose customers, revenue and profit.

In many cases, when we deliver an advertisement, we are able to collect certain data, including personal data, about the content and placement of the ad, the relevancy of such ad to a user and the interaction of the user with the ad, such as whether the user viewed or clicked on the ad or watched a video. As we collect and aggregate data provided by billions of ad impressions and third-party providers, we analyze the data in order to measure and optimize the placement and delivery of our advertising inventory and provide cross-channel advertising capabilities. Our ability to collect, use, maintain and otherwise process such data is crucial.

Our publishers or advertisers may decide not to allow us to collect some or all of this data or may limit our use, maintenance or other processing of this data. Additional details regarding limitations on the collection, use, maintenance and other processing of this data due to current and potential future laws and regulations are provided below under the Risk Factor titled – “Our business depends on our ability to collect, use, maintain and otherwise process data, including personal data, to help our clients deliver advertisements, and to disclose data relating to the performance of advertisements. Any limitation imposed on our collection, use, maintenance or other processing of this data could significantly diminish the value of our solution and cause us to lose sellers, buyers, and revenue. Regulations, legislation or self-regulation relating to data protection, data privacy, cybersecurity, e-commerce and internet advertising and uncertainties regarding the application or interpretation of existing or newly adopted laws and regulations threaten our ability to collect, use, maintain and otherwise process this data, could harm our business and subject us to significant costs and legal liability for non-compliance.”

If we do not continue to innovate and provide high-quality advertising solutions and services, we may not remain competitive, and our business and results of operations could be materially adversely affected.

Our success depends on our ability to provide customers with innovative, high-quality advertising solutions and services that foster consumer engagement. We face intense competition in the marketplace and are confronted by rapidly changing technology, evolving industry standards, laws, rules and regulations and consumer needs, and the frequent introduction of new products and solutions by competitors, as well as publishers themselves, that we must adapt and respond to in order to remain competitive. While developments in artificial intelligence (“AI”) in our industry may present significant opportunities to our business, at the same time, such developments may raise unexpected challenges, legal, reputational, ethical or technological, or may not function as expected. For more information on AI-related risks, see the Risk Factor titled – “Any actual or perceived failure to comply with evolving legal and regulatory frameworks around the development and use of AI could adversely affect our business, results of operations, and financial condition.”

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

Our operating results will also suffer if our innovations are not responsive to the needs of our customers, are not appropriately timed with market opportunity or are not effectively brought to market. If we are unable to accurately forecast market demands or industry changes, if we are unable to develop or introduce our solutions and services in a timely manner, or if we fail to provide quality solutions and services that run without complication or service interruptions or do not respond properly to the ever-changing technological landscape, we may damage our brand and our ability to retain or attract customers. As online advertising technologies continue to develop, our competitors may be able to offer solutions that are, or that are perceived to be, substantially similar to or better than those offered by us. Customers will not continue to do business with us if our solutions do not deliver advertisements in an appropriate and effective manner, through a variety of distribution channels and methods, or if the advertising we deliver does not generate the desired results. In addition, advertising customers may find that content made available through our properties is not suitable for their advertising requirements or that our competitors offer content which is more lucrative and relevant to their advertising needs, resulting in reduction of their advertising spend with us. If we are unable to meet these challenges, our business, financial condition and results of operations could be materially adversely affected.

Any actual or perceived failure to comply with evolving legal and regulatory frameworks around the development and use of AI could adversely affect our business, results of operations, and financial condition. Additionally, AI could increase competition in the advertising technology industry.

We leverage new technologies and platforms to improve our products and business effectiveness, including use of AI technologies. We leverage machine learning for campaign delivery and optimization, using real-time analysis to determine the most effective advertisements for specific target audiences, in conjunction with our creative platform. In 2023 we launched WAVE, our Waveform Audio Voice Engine, a generative AI-powered dynamic audio solution that enables advertisers to generate personalized audio advertising messages at scale. Undertone’s SORT®, Smart Optimization of Responsive Traits technology, is a pre-bid technology solution that analyzes all of the non-personal data signals present when a user lands on a page in Undertone’s network and uses its proprietary AI technology to classify them into intent groups. The solution then serves the most relevant ad for that intent group. Our search business model currently relies significantly on third-party search engine results, predominantly those provided by Microsoft Bing and Yahoo. This dependence exposes our operations to the evolving landscape of AI technologies, including ChatGPT, Copilot and Google’s Gemini, which are increasingly integral to these search engines. The Introduction of ChatGPT in November of 2022, along with the launch of other AI platforms such as Gemini (formerly known as Bard) by Alphabet Inc., Google's parent company, Claude by Anthropic, and Grok by X, are anticipated to result in the development of tools that could enhance competition in the advertising technology industry and reduce barriers to entry. These technologies, while holding significant potential for search result accuracy and efficiency, introduce uncertainties that could have negative impacts on our business.

There are significant risks involved in utilizing AI and no assurances can be provided that our use will enhance our solutions or services or produce the intended results. For example, AI algorithms may be flawed, insufficient, of poor quality, reflect unwanted forms of bias or contain other errors or inadequacies, any of which may not be easily detectable; AI has been known to produce false or “hallucinatory” inferences or outputs; AI can present ethical issues and may subject us to new or heightened legal, regulatory, ethical or other challenges and inappropriate or controversial data practices by developers and end-users, or other factors adversely affecting public opinion of AI, could impair the acceptance of AI technologies, including those incorporated into our solutions and services. If the AI tools that we create or use are deficient, inaccurate or controversial, we could incur operational inefficiencies, competitive harm, legal liability, brand or reputational harm, or other adverse impacts on our business and financial results. Additionally, if any of our employees, contractors, vendors or service providers use any third-party AI tools in connection with our business or the services they provide to us, may involve additional risks which may include, without limitation, outputs obtained from such third-party AI tools containing copyrighted content and disclosure of our sensitive, proprietary, confidential or personal information into publicly available or third-party training sets. If we do not have sufficient rights to use the data or other material or content on which the AI tools we use rely, or to use the output of such AI tools, we also may incur liability through the violation of applicable laws and regulations, third-party intellectual property, data protection, data privacy or other rights, or contracts to which we are a party.

The technologies underlying AI and its uses are subject to a variety of laws and regulations, including those related to intellectual property, data protection, data privacy, cybersecurity, consumer protection, competition and equal opportunity, and are expected to be subject to increased regulation and new laws or new applications of existing laws and regulations. The AI legal and regulatory landscape is rapidly evolving, and we are or may become subject to numerous state, federal and foreign laws and regulations governing the use of AI. Implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future, and we cannot yet determine the impact future laws and regulations may have on our business.

In the United States and internationally, AI is the subject of evolving review by various governmental and regulatory agencies, including the SEC and the FTC, and changes in laws and regulations governing the use of AI may adversely affect the ability of our business to use or rely on AI and our ability to provide and to improve our solutions and services, may require additional compliance measures and changes to our operations and processes, and may result in increased compliance costs and potential increases in civil claims against us. For example, California and other states have implemented, or are in the process of implementing, laws and regulations that impose obligations on the use of automated decision making. Further, in October 2023, the President of the United States issued an executive order on the Safe, Secure and Trustworthy Development and Use of AI, emphasizing the need for, among other things, transparency, accountability, safety and fairness in the development and use of AI.

In Europe, the European Union (“EU”) the European Parliament approved the EU Artificial Intelligence Act (“EU AI Act”), which establishes a comprehensive, risk-based governance framework for regulating AI systems operating in the EU market. The EU AI Act is expected to enter into force in 2024, with the majority of its substantive requirements applying two years later. The current draft of the EU AI Act will apply to companies that develop, use or provide AI systems in the EU market and includes requirements around transparency, conformity assessments and monitoring, risk assessments, human oversight, cybersecurity, accuracy, general purpose AI and foundation models. Additionally, the current draft of the EU AI Act proposes fines for violations of up to the greater of EUR 35 million or 7% of worldwide annual turnover for the prior year. In addition, on September 28, 2022, the European Commission proposed two Directives seeking to establish a harmonized civil liability regime for AI in the EU, in order to facilitate civil claims in respect of harm caused by AI and to include AI-enabled products within the scope of the EU’s existing strict liability regime. If enacted in its current form or a similar form, the EU AI Act is expected to have a material impact on the way AI is regulated in the EU (and, potentially, globally), together with developing guidance and decisions in this area.

Our development of proprietary AI technologies and our use of third-party AI tools could result in the risks mentioned above and additional risks to our business deriving from, or associated with, existing or upcoming AI-related laws and regulations such as the EU AI Act, enforcement actions related to AI, or court precedents involving AI. We may not be able to anticipate how to respond to these rapidly evolving laws and regulations, and we may need to expend resources to adjust our offerings in certain jurisdictions if the legal and regulatory frameworks are inconsistent across jurisdictions. Furthermore, because AI itself is highly complex and rapidly developing, it is not possible to predict all of the legal or regulatory risks that may arise relating to the use of AI. If laws and regulations relating to AI are implemented, interpreted or applied in a manner inconsistent with our current practices or policies, such laws and regulations may adversely affect our use of AI and our ability to provide and to improve our services, require additional compliance measures and changes to our operations and processes, result in increased compliance costs and potential increases in civil claims against us, and could adversely affect our business, operations and financial condition.

Sales efforts with advertisers and advertising agencies require significant time and expense and may ultimately be unsuccessful.

Contracting with new advertisers and advertising agencies requires substantial time and expenses, and we may not be successful in establishing new relationships or in maintaining current relationships. It is often difficult to identify, engage, and market to potential advertising customers who are unfamiliar with our brand or services, and we may spend substantial time and resources educating customers about our unique offerings, including providing demonstrations and comparisons against other available solutions, without ultimately achieving the desired results. In addition, there has been commoditization of services provided in digital advertising, resulting in margin pressure. Furthermore, many of our advertising clients’ purchasing and design decisions generally require input from multiple internal and external parties of these clients, requiring that we identify those involved in the purchasing decision and devote a sufficient amount of time to present our services to each of those decision-making individuals. We may not be able to reduce our sales and marketing expenses to correspond proportionately to periods of reduced revenue. If we are not successful in streamlining our sales processes with potential clients in a cost-effective manner, or if our efforts are unsuccessful, our ability to grow our business may be adversely affected.

Our growth depends in part on the success of our relationships with advertising agencies, and third-party DSPs and SSPs.

While we work with some brand advertisers directly, our primary advertising customers are advertising agencies, third-party DSPs and SSPs who are paid by their brand or other advertiser customers to develop their media plans. Such agencies, DSPs and SSPs in turn, contract with third parties, like us, to execute and fulfill their brands’ advertising campaigns. As a result, our future growth will depend, in part, on our ability to enter into and maintain successful business relationships with advertising agencies, third-party DSPs and SSPs.

Identifying advertising agencies, third-party DSPs and SSPs, engaging in sales efforts, and negotiating and documenting our agreements with advertising agencies, DSPs and SSPs require significant time and resources. These relationships may not result in additional brand or other advertiser customers or campaigns for our business, and may not ultimately enable us to generate significant revenue. Our contracts with advertising agencies, DSPs and SSPs are typically non-exclusive and they often work with our competitors or offer competing services or solutions.

When working with advertising agencies, third-party DSPs and SSPs to deliver campaigns on behalf of their brand and other advertiser customers, we generally bill the agency, DSP and SSP for our products and services, and in most cases, the brand has no direct contractual commitment to us to make any payments. While we have benefited from our relationships with the advertising agencies, DSPs and SSPs we work with, there is no assurance that these circumstances do not result in the future in longer collection periods, increased costs associated with pursuing brands directly for payments, or our inability to collect payments. In summary, if we are unsuccessful in establishing or maintaining our relationships with these advertising agencies, DSPs and SSPs on commercially reasonable terms or if the advertising agencies are unable to effectively collect corresponding payments from the brands, our ability to compete in the marketplace or to grow our revenue could be impaired and our operating results could suffer.

Our products are dependent on the platform terms of use and policies that are subject to changes out of our control.

Most of our products depend upon the platforms’ terms of use and policies (e.g., Google Chrome, Edge, Mozilla, Apple, and Microsoft) which could also affect the terms of use of other platforms in the industry. We do not control these platforms and cannot anticipate changes made to their policies, and as a result, we are subject to risks and uncertainties. These policies, guidelines and terms of service govern the promotion, distribution, content and operation generally of applications and content available through such platforms. Each platform has broad discretion to revise its terms of service, guidelines and policies, and those changes may have an adverse effect on us or our partners’ ability to use and distribute our products.

A platform may also limit the use of personal information and other data for advertising purposes or restrict how users can share information on their platform or across other platforms. If we or our customers were to violate the terms of service, guidelines, certifications or policies, or if a platform believes that we or our customers have violated, its terms of service, guidelines, certifications or policies, then that platform could limit or discontinue our or our customers’ access. In some cases, these requirements may not be clear and our interpretation of the requirements may not align with that of the platform, which could lead to inconsistent enforcement of these terms of service or policies against us or our customers and could also result in limiting or discontinuing access to such platform.

Further, these platforms frequently introduce new technology. Our reliance on their technology reduces our control over quality of service and exposes us to potential service outages.

Global economic and market conditions and actions taken by our customers, suppliers and other business partners in markets in which we operate might materially adversely impact us.

Negative conditions in the general economy, including conditions resulting from changes in gross domestic product growth, labor shortages, supply chain disruptions, inflationary pressures, rising interest rates, financial and credit market fluctuations, international trade relations and/or the imposition of trade tariffs, political turmoil, natural disasters, regional or global outbreaks of contagious diseases, such as the COVID-19 pandemic, warfare and terrorist attacks, could cause a decrease in business investments, including spending on advertising, disrupt the timing and cadence of key industry events and otherwise could materially and adversely affect the growth of our business.

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

Additionally, the global economy, including credit and financial markets, has experienced extreme volatility and disruptions, and may continue to experience such disruptions in the future, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates, increases in inflation rates, higher interest rates and uncertainty about economic stability. As a result of these factors, our revenue may be affected by both decreased customer acquisition and lower than anticipated revenue growth from existing customers. For example, the COVID-19 pandemic resulted in widespread unemployment, economic slowdown and extreme volatility. Similarly, the ongoing military conflict between Russia and Ukraine has created extreme volatility in the global capital markets and has caused and could continue to cause disruptions of the global supply chain and energy markets. While the portion of our revenue directly associated with Russia, Ukraine and Israel is not material to our consolidated financial results, our business may be affected by broader economic factors caused or intensified due to the invasion.

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

Further, to the extent there is a sustained general economic downturn and if there is a reduction in general demand and spending for digital advertising, our revenue may be disproportionately affected. Also, competitors, many of whom are larger and more established than we are, may respond to market conditions by lowering prices and attempting to lure away our customers and partners. We cannot predict the timing, strength or duration of any economic slowdown, instability or recovery, generally or within any particular industry. If the economic conditions of the general economy or markets in which we operate worsen from present levels, our business, results of operations and financial condition could be materially and adversely affected. For more information on the effect of the war in Gaza see Item 3.D “Key Information—Risk Factors – Political, economic and military instability in the Middle East and specifically in Israel may impede our ability to operate and harm our financial results.”

Risks related to our Financial and Corporate Structure

A loss of the services of our senior management and other key personnel could adversely affect execution of our business strategy.

We depend on the capabilities and experience, and the continued services, of our senior management. The loss of the services of members of our senior management could create a gap in management and could result in the loss of expertise necessary for us to execute our business strategy and thereby adversely affect our business. On August 1, 2023, Tal Jacobson, former General Manager of CodeFuel, our search advertising business, was promoted to Chief Executive Officer. Following Jacobson’s promotion, our previous Chief Executive Officer, Doron Gerstel, stepped down from the executive team and later also from our Board of Directors (when Mr. Jacobson replaced him as a director).

Further, our ability to execute our business strategy also depends on our ability to continue to attract, retain and motivate qualified, skilled and creative key personnel and management, in technical marketing and sales and other positions, and in addition to third-party technology vendors and other consultants and contractors. We operate out of different locations around the globe and competition for well-qualified employees in our industry is intense and our continued ability to compete effectively depends, in part, upon our ability to retain existing key employees and to attract new skilled and qualified key employees, which can be difficult, expensive and time-consuming. If we cannot attract and retain additional experienced key employees or if we lose one or more of our current key employees, our ability to develop or market our products and attract or acquire new users and partners could be adversely affected. Although we have established programs to attract new employees and provide incentives to retain existing employees, particularly senior management, we cannot be assured that we will be able to retain the services of senior management or other key employees as we continue to integrate and develop our solutions or that we will be able to attract new employees in the future who are capable of making significant contributions and we may face challenges in adequately or appropriately integrating them into our workforce and organizational culture. See Item 6. “Directors, Senior Management and Employees.”

Competition for highly skilled technical and other personnel mainly in Israel, the United States and Canada is intense, and as a result we may fail to attract, recruit, retain and develop qualified employees, which could materially and adversely impact our business, financial condition and results of operations.

We compete in a market marked by rapidly changing technologies and an evolving competitive landscape. In order for us to successfully compete and grow, we must attract, recruit, retain and develop personnel with requisite qualifications to provide expertise across the entire spectrum of our intellectual capital and business needs.

Our principal research and development, certain sales and marketing as well as significant elements of our general and administrative activities are conducted at our headquarters in Israel and in the United States and Canada, and we face significant competition for suitably skilled employees in these places. There has been intense competition for qualified human resources in the high-tech industry, which may intensify in times of sharp growth of the industry, as was the case in 2021-2022, which resulted in high employee attrition. While layoffs carried out from time to time by large companies present good recruitment opportunities to our company, our industry is still characterized by high competition between employers. Many of the companies with which we compete for qualified personnel have greater resources than we do, and we may not succeed in recruiting additional experienced or professional personnel, retaining personnel or effectively replacing current personnel who may depart with qualified or effective successors.

In addition, as a result of the intense competition for qualified human resources, the Israeli, United States and Canada high-tech market as well as other markets have also experienced and may continue to experience significant wage inflation. Accordingly, our efforts to attract, retain and develop personnel may also result in significant additional expenses, which could adversely affect our profitability. Furthermore, in making employment decisions, particularly in the high-technology industry, job candidates often consider the value of the equity they are to receive in connection with their employment. While we offer competitive equity and compensation terms with our employees as a means of improving our employee retention, those terms and agreements may not be effective towards that goal.

In light of the foregoing, there can be no assurance that qualified employees will remain in our employ or that we will be able to attract and retain qualified personnel in the future. Failure to retain or attract qualified personnel could have a material adverse effect on our business, financial condition and results of operations.

We have acquired and may continue to acquire other businesses. These acquisitions divert a substantial part of our resources and management attention and could in the future, adversely affect our financial results

We acquired Content IQ in January 2020, Pub Ocean in July 2020, Vidazoo in October 2021 and Hivestack in December 2023 and we may continue to acquire complementary products, technologies or businesses. These acquisitions divert a substantial part of our resources and management attention and could in the future, adversely affect our financial results. Seeking and negotiating potential acquisitions to a certain extent diverts our management’s attention from other business concerns and is expensive and time-consuming. Acquisitions expose us and our business to unforeseen liabilities or risks associated with the business or assets acquired or with entering new markets. In addition, we lost and might continue to lose key employees and vendors while integrating new organizations and may not effectively integrate the acquired products, technologies or businesses or achieve the anticipated revenue or cost benefits, and we might harm our relationships with our future or current technology suppliers. Future acquisitions could result in customer dissatisfaction or vendor dissatisfaction or performance problems with an acquired product, technology or company. Paying the purchase price for acquisitions in the form of cash, debt or equity securities may weaken our cash position, increase our leverage or dilute our existing shareholders, as applicable. Furthermore, a substantial portion of the price paid for these acquisitions is typically for intangible assets. We may be required to pay additional funds for earn-outs based on achievement of milestones, or may incur contingent liabilities, amortization expenses related to intangible assets or possible impairment charges related to goodwill or other intangible assets (which has occurred in the past) or become subject to litigation or other unanticipated events or circumstances relating to the acquisitions, and we may not have, or may not be able to enforce, adequate remedies in order to protect our Company. Moreover, acquisitions may result in losses, in unwanted results and wasting valuable resources, time and money.

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

Shareholders may be able to control us.

As of March 27, 2024, three shareholders beneficially held more than 5% of our outstanding shares. See Item 7.A. “Major Shareholders and Related Party Transactions—Major Shareholders” for more information. To our knowledge, those shareholders are not party to a voting agreement with respect to our shares. However, should any of these shareholders or any other shareholders decide to act together, they may have the power to control the outcome of proposals submitted for the vote of shareholders. In addition, such share ownership may make certain transactions more difficult and result in delaying or preventing a change in control of the Company, unless approved by such shareholders.

Our share price has fluctuated significantly and could continue to fluctuate significantly.

The market price for our ordinary shares, as well as the prices of shares of other internet companies, has been volatile. Between January 1, 2023, and March 27, 2024, our share price on Nasdaq has fluctuated from a low of $21.58 to a high of $41.85, and the daily average trading volume in that period was 629,267 shares (and for the period of January 1, 2023, and until December 31, 2023, was 650,207 shares). The following factors may cause significant fluctuations in the market price of our ordinary shares:

•	negative fluctuations in our quarterly revenue and earnings or those of our competitors;

•
pending sales into the market due to the sale of large blocks of shares, due to, among other reasons, the expiration of any tax-related or contractual lock–ups with respect to significant amounts of our ordinary shares;

•	shortfalls in our operating results compared to levels forecast by us or by securities analysts;

•	changes in our senior management;

•	changes in regulations or in policies of search engine companies or other industry conditions;

•	mergers and acquisitions by us or our competitors;

•	technological innovations;

•	the introduction of new products;

•	the conditions of the securities markets, particularly in the internet and Israeli sectors; and

•	political, economic and other developments in Israel (including the recent war between Israel and Hamas) and worldwide.

In addition, we were, and may be in the future, the subject of unfavorable allegations made by short sellers, who hope to profit from a decline in the value of our shares. Any such allegations may be followed by periods of instability or decrease in the market price of our ordinary shares and negative publicity.

Further, share prices of many technology companies in general and ad-tech companies in particular fluctuate significantly for reasons that may be unrelated or disproportionate to operating results. The factors discussed above may depress or cause volatility to our share price, regardless of our actual operating results.

Class action litigation due to share price volatility or other factors could cause us to incur substantial costs and divert our management’s attention and resources.

Historically, public companies that experience periods of volatility in the market price of their securities and/or engage in substantial transactions are sometimes the target of class action litigation. Companies in the internet and software industry, such as ours, are particularly vulnerable to this kind of litigation as a result of the volatility of their stock prices and their regular involvement in transactional activities. In the past, we were named as a defendant in this type of litigation in connection with our acquisition of ClientConnect Ltd., and although this lawsuit was dismissed, in the future litigation of this sort could result in considerable costs and a diversion of management’s attention and resources.

Future sales of our ordinary shares could reduce our stock price.

As of March 27, 2024, there was an aggregate of 2,804,227 outstanding options to purchase our ordinary shares and restricted share units (“RSUs”). As these securities vest, the holders thereof could sell the underlying shares without restrictions, except for the volume limitations under Rule 144 applicable to our affiliates.

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

We cannot guarantee that we will repurchase any of our ordinary shares pursuant to our announced repurchase program or that our repurchase program will enhance long-term shareholder value.

As of filing of this report, our board of directors authorized our repurchase program under which an amount of $75 million was made available to purchase our ordinary shares. The repurchase program, as authorized by our board of directors, provides the Company with the authority to make repurchases of our ordinary shares. The program is subject to the issuance of the Company’s audited annual financial report for the year 2023, which is part of this annual report. The specific timing and amount of repurchases under the repurchase program will depend upon several factors, including but not limited to market and business conditions, the trading price of our ordinary shares, regulatory requirements and capital availability. The program does not require the purchase of any minimum dollar amount or number of shares and the program may be modified, suspended or discontinued at any time.

Repurchases of our ordinary shares pursuant to our repurchase program could affect the market price of our ordinary shares or its volatility. Additionally, our repurchase program could diminish our cash reserves, which may impact our ability to finance future growth and to pursue possible future strategic opportunities and acquisitions. There is no assurance that our repurchase program will enhance long-term shareholder value, and short-term share price fluctuations could reduce the repurchase program’s effectiveness.

Exchange rate fluctuations may harm our earnings and asset base if we are not able to hedge our currency exchange risks effectively.

A significant portion of our costs, primarily salary and other personnel related expenses, are incurred in NIS and, following the acquisition of Hivestack in December 2023, in Canadian Dollars as well. Inflation in Israel or in Canada may have the effect of increasing the U.S. dollar cost of our operations in Israel or in Canada, respectively. Further, whenever the U.S. dollar declines in value in relation to the NIS or Canadian Dollar, it will become more expensive for us to fund our operations in Israel or in Canada, respectively. Based on our estimation, without an effective hedging, a revaluation of one percent of the NIS as compared to the U.S. dollar could impact our income before taxes by approximately $0.4 million, and a revaluation of one percent of the Canadian Dollar as compared to the U.S. dollar could impact our income before taxes by approximately $0.1 million. The exchange rate of the U.S. dollar to the NIS has been volatile in the past, decreased by approximately 3% in 2021 and increased by 13% and 3% in 2022 and 2023, respectively. The exchange rate of the Canadian Dollar was also volatile during 2023 and ended the year substantially at same level as at the beginning of the year. As of December 31, 2023, we had a foreign currency net asset of approximately $10.5 million (which number includes approximately $2.0 million in NIS denominated to the right of use liability relates to our offices in Israel), and our total foreign exchange loss was approximately $0.6 million for the year ended December 31, 2023. To assist us in assessing whether, and how to, hedge risks associated with fluctuations in currency exchange rates, we have contracted a consulting firm proficient in this area. We may incur losses from unfavorable fluctuations in foreign currency exchange rates.

We do not intend to pay cash dividends in the foreseeable future.

Although we have paid cash dividends in the past, we have not adopted a policy regarding the distribution of dividends in the foreseeable future. Our current policy is to retain future earnings, if any, for funding growth as well as for our plan for repurchase of our shares. If we do not pay dividends, long-term holders of our shares will generate a return on their investment only if the market price of our shares appreciates between the date of purchase and the date of sale of our shares.

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

As an Israeli public company, traded on Nasdaq, we incur significant legal, accounting and other expenses. We incur costs associated with our public company reporting requirements as well as costs associated with corporate governance and public disclosure requirements, including requirements under the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the Listing Rules of the Nasdaq Stock Market, regulations of the SEC, the provisions of the Israeli Securities Law that apply to dual listed companies (companies that are listed on the Tel Aviv Stock Exchange Ltd. (“TASE”) and another recognized stock exchange located outside of Israel) and the provisions of the Companies Law that apply to us. We have also contracted an internal auditor and a consultant for implementation of and compliance with the requirements under the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act requires an annual assessment by our management of our internal control over financial reporting of the effectiveness of these controls as of year-end. In connection with our efforts to comply with Section 404 and the other applicable provisions of the Sarbanes-Oxley Act, our management and other personnel devote a substantial amount of time, and we have hired, and may need to hire, additional accounting and financial staff to assure that we comply with these requirements. We are also required to have our independent registered public accounting firm issue an opinion on the effectiveness of our internal control over financial reporting on an annual basis. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal control over financial reporting is effective. If we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion on the effectiveness of our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, which could cause the price of our common stock to decline, and we may be subject to investigation or sanctions by the SEC. The additional management attention and costs relating to compliance with the foregoing requirements could adversely affect our financial results. See Item 5.A “Operating and Financial Review and Prospects—Operating Results—General and Administrative Expenses” for a discussion of our increased expenses as a result of being a public company.

If we lose our foreign private issuer status under U.S. federal securities laws, we would incur additional expenses and reporting and other requirements associated with compliance with the U.S. securities laws applicable to U.S. domestic issuers.

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

In general, a non-U.S. corporation is a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the value of its assets (generally determined on an average quarterly basis) consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns (or is treated as owning for U.S. federal income tax purposes), directly or indirectly, at least 25% by value of the shares or equity interests of another corporation or partnership is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash is generally a passive asset for these purposes. Goodwill and other intangible assets are generally characterized as non-passive or passive assets based on the nature of the income produced in the activity to which the goodwill and other intangible assets relate.

We believe that we were not a PFIC for our 2023 taxable year. However, there can be no assurance that we will not be a PFIC for the current or any future taxable year because our PFIC status is an annual determination that can be made only after the end of the relevant taxable year and will depend on the composition of our income and assets and the value of our assets from time to time (including the value of our goodwill and other intangible assets, which may be determined, in large part, by reference to the market price of our ordinary shares, which has been, and may continue to be, volatile). Because the value of our goodwill and other intangible assets may be determined by reference to our market capitalization from time to time, and because we hold and may continue to hold significant amounts of cash and cash equivalents, our risk of being or becoming a PFIC for any taxable year will increase if our market capitalization declines.

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

In recent years, increasing attention has been given to ESG policies of corporations across all industries, including with respect to climate change and diversity, equity and inclusion matters. We may be affected by market or regulatory responses to climate change. Growing public concern about climate change has resulted in the increased focus of local, state, regional, national and international regulatory bodies on greenhouse gas, or GHG, emissions and climate change issues. In the United States, President Joe Biden has made climate change and the limitation of GHG emissions one of his primary objectives. We may also incur additional expenses as a result of U.S. and international regulators requiring additional disclosures regarding GHG emissions. Compliance with such regulations and the associated potential cost is complicated by the fact that various countries and regions are following different approaches to the regulation of climate change. We could fail to achieve, or be perceived to fail to achieve expectations, standards, and regulations on ESG matters as they continue to evolve, or may be perceived by investors, customers and other market participants to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so. As a result, we may experience reputational damage and the business, financial condition and price our company’s shares could be materially and adversely affected.

Our cash, cash equivalents, Marketable Securities and short-term deposits are subject to risks that may cause losses and affect the liquidity of these investments.

As of December 31, 2023, we had $472.7 million in cash, cash equivalents, marketable securities and short-term deposits. We regularly maintain cash, cash equivalent, marketable securities and short-term deposits at third-party financial institutions. We maintain and invest our cash and cash equivalents based on an investment policy approved by our investment committee of the board and by our board of directors. Our investment policy set various principles for managing our cash, including the rating level of third-party financial institutions in which we keep our cash, diversified portfolio and diversified countries of incorporation of the relevant financial institutions. These deposits and investments are subject to general credit, liquidity, market and interest rate risks. Further, we may be adversely affected by a crisis in the banking industry. For example, on March 10, 2023, the Federal Deposit Insurance Corporation, took control and was appointed receiver of Silicon Valley Bank, or SVB. We have not held funds at SVB other than a negligible amount. If banks and financial institutions enter receivership or become insolvent in the future and a portion of our cash, cash equivalents, marketable securities or short-term deposits is held in such banks and financial institutions, our ability to access our existing cash, cash equivalents and investments may be impacted and could have a material adverse effect on our business and financial condition.

Risks Related to Our Technological Environment

Our business and financial performance may be materially adversely affected by information technology issues, data breaches, cyber-attacks and other similar incidents, as well as insufficient cybersecurity and other business disruptions.

We rely on information technology systems and networks to operate and manage our business and to collect, use, maintain and otherwise process information, including information related to our customers, partners, and personnel. This information is stored and managed within our internal information technology infrastructure or, in certain instances, on platforms maintained by third-party service providers, suppliers and vendors. These systems and networks, whether operated internally or externally, may be subject to information technology issues, data breaches, cyber-attacks and other similar incidents. Our business is constantly challenged and may be impacted by information technology issues, data breaches, cyber-attacks and other similar incidents, as well as insufficient cybersecurity and other business disruptions experienced by us or our third-party service providers, suppliers and vendors. Data breaches, cyber-attacks, and other similar incidents in particular are a growing and evolving risk and often are difficult or impossible to detect for long periods of time or to successfully defend against. Such incidents may include, but are not limited to software bugs, server malfunctions, software or hardware failure, malicious software or activity, computer viruses, ransomware attacks, denial-of-service attacks, social engineering, domain name spoofing, fraud, phishing attacks, worms/trojan horses, insider threats, human error, attempts to gain unauthorized access to data, and other cybersecurity breaches that could lead to disruptions in systems and networks, denial of services, remote code execution, unauthorized access to or release of sensitive, proprietary, confidential, personal or otherwise protected information corruption of data, telecommunications failures, terrorist attacks, natural disasters, power loss, war, physical security breaches, or other events that may harm our systems and networks, or those of our third-party service providers, suppliers and vendors. Such incidents are increasing in frequency, levels of persistence, sophistication and intensity, are evolving in nature, and are conducted by organized groups and individuals with a wide range of motives and expertise, including organized criminal groups, “hacktivists,” terrorists, nation states, nation state-supported actors, and others, any of whom may see their effectiveness enhanced by the use of AI. Unidentified groups continuously target numerous internet websites and servers, including our own, for various reasons, political, commercial and other. High-profile data breaches, cyber-attacks and other similar incidents at other companies and in government agencies have increased in frequency and sophistication in recent years. Moreover, geopolitical tensions, particularly the Hamas-Israel and the Russia-Ukraine conflicts, have contributed to a surge in cyber-attacks targeting Israeli companies and products globally, posing a threat to critical infrastructure. Any data breach, cyber-attack or other similar incident, or any failure to make adequate or timely disclosures to the public, regulators, or law enforcement agencies following any such incident, could subject us or our third-party service providers, suppliers and vendors to substantial system downtimes, operational delays, other detrimental impacts on our operations or ability to provide products and services to our customers, the compromising of sensitive, proprietary, confidential, personal or otherwise protected information, the destruction or corruption of data, other manipulation or improper use of our systems and networks, violations of applicable data protection, data privacy and cybersecurity laws and regulations or notification obligations, legal claims, regulatory scrutiny or enforcement actions, investigations, financial losses from remedial actions, loss of business or potential liability, and/or damage to our reputation, any of which could have a material adverse effect on our cash flows, competitive position, financial condition and results of operations.

Given the unpredictability of the timing, nature and scope of such incidents, and because techniques used to obtain unauthorized access to or sabotage systems and networks change frequently and generally are not identified until they are launched against a target, there can be no assurance that such incidents can be prevented, that such incidents are not occurring currently without our knowledge, or that any such incidents will not have a material adverse effect on us in the future.

As cybersecurity threats continue to evolve, we expect to continue to expend significant additional resources to continue to maintain, modify or enhance our protective measures or to investigate or remediate any information technology issues, business interruptions, data breaches, cyber-attacks or other similar incidents. However, we may not be able to anticipate such incidents, and such measures, as well as our response process, may not be adequate, may fail to detect or react to such incidents in a timely manner, may fail to identify or accurately assess the severity of an incident, may not respond quickly enough, or may fail to sufficiently remediate an incident. As a result, we may suffer significant legal, reputational, or financial exposure, which could harm our business, financial condition, and operating results.

We do not control our third-party service providers, suppliers and vendors, and because our ability to monitor their cybersecurity is limited, we cannot ensure the cybersecurity measures they take will be sufficient to protect any information we share with them. Due to applicable laws and regulations or contractual obligations, we may be held responsible for business interruptions, data breaches, cyber-attacks or other similar incidents attributed to such third parties as they relate to the information we share with them. In addition, if we suffer a highly publicized business interruption, data breach, cyber-attack or other similar incident, even if our platforms and solutions perform effectively, such an incident could have an adverse effect and cause us to suffer reputational harm, lose existing commercial relationships and customers or deter existing customers from purchasing additional solutions and prevent new customers from purchasing our solutions.

We cannot ensure that any indemnification or limitation of liability provisions in our agreements with customers, service providers, suppliers, vendors and other third parties with which we do business would be enforceable or adequate or would otherwise protect us from any liabilities or damages with respect to any particular claim in connection with a business interruption, data breach, cyber-attack or other similar incident. Additionally, we cannot be certain that our insurance coverage will be adequate for cybersecurity liabilities actually incurred, that insurance will continue to be available to us on economically reasonable terms, or at all, or that our insurer will not deny coverage as to any future claim.

We have contractual, legal and regulatory obligations to notify relevant stakeholders of certain data breaches, cyber-attacks or similar incidents, as defined in the relevant laws, regulations or respective contracts. Most jurisdictions have enacted laws and regulations requiring companies to notify individuals, regulatory authorities and others of data breaches, cyber-attacks or similar incidents involving certain types of data. In addition, our agreements with certain customers and third-party partners may require us to notify them in the event of a data breach, cyber-attack or similar incident. Such mandatory disclosures are costly, could lead to negative publicity and may cause our customers to lose confidence in the effectiveness of our security measures. If we fail to make such notification within the mandatory time frames, we may be subject to penalties and legal actions.

Although we have implemented administrative, technical and organizational safeguards to comply with applicable data protection, data privacy and cybersecurity laws and regulations in connection with the collection, use, retention, disclosure and other processing of personal information, if a significant failure of such safeguards were to occur, our business and reputation could be materially adversely affected. A business interruption, data breach, cyber-attack or other similar incident could lead to claims by our customers, their users or other relevant parties that we have failed to comply with applicable laws, regulations or contractual obligations to implement specified security measures. As a result, we could be subject to legal action or our customers could end their relationships with us.

Data protection, data privacy and cybersecurity laws and regulations in certain jurisdictions may require us to notify individuals and government or regulatory authorities of data breaches, cyber-attacks or other similar incidents involving certain types of personal data. Pursuant to certain data protection, data privacy and cybersecurity laws and regulations, including the California Consumer Privacy Act (as amended by the California Privacy Rights Act, the “CCPA”), if we experience a data breach, cyber-attack or other similar incident, affected individuals could, under certain circumstances relating to such incidents, bring a private action claiming the breach was the result of our violation of the duty to implement and maintain reasonable security procedures and practices and recover civil damages, which could be costly, impact the operation of our business and cause reputational harm. Similarly, there is a risk of class actions in the United Kingdom (the “U.K.”) and Europe. In Canada, there has been an increase in tort claims and related civil litigation. Data breaches, cyber-attacks or other similar incidents could also result in enforcement actions, including significant penalties and fines, by government or regulatory authorities alleging that we have violated applicable laws or regulations that require us to maintain reasonable security measures and comply with mandatory disclosure requirements. In the coming years, we expect further regulation regarding data protection, data privacy and cybersecurity in the U.S./Canada and abroad that will likely apply to our business. These laws, regulations and other obligations may create additional regulatory, liability, and reputational risks and may increase financial costs to mitigate such risks. For more information, see the Risk Factor titled – “Our business depends on our ability to collect, use, maintain and otherwise process data, including personal data, to help our clients deliver advertisements, and to disclose data relating to the performance of advertisements. Any limitation imposed on our collection, use, maintenance or other processing of this data could significantly diminish the value of our solution and cause us to lose sellers, buyers, and revenue. Regulations, legislation or self-regulation relating to data protection, data privacy, cybersecurity, e-commerce and internet advertising and uncertainties regarding the application or interpretation of existing or newly adopted laws and regulations threaten our ability to collect, use, maintain and otherwise process this data, could harm our business and subject us to significant costs and legal liability for non-compliance.”

If we fail to detect or prevent fraudulent, suspicious or other invalid traffic or engagement with our ads, or otherwise prevent against malware intrusions, we could lose the confidence of our advertisers, damage our reputation and be responsible to make-good or refund demands, which would cause our business to suffer.

Our business relies on delivering positive results to our advertisers and their consumers. We are exposed to the risk of fraudulent, suspicious or other invalid traffic, impressions, clicks, conversions, or other ad engagements that advertisers may perceive as undesirable. Such fraudulent, suspicious or other invalid activities may occur when a software program, known as a bot, spider or crawler, intentionally simulates user activity causing impressions, ad engagements or clicks to be counted as real users. Such malicious software programs can run on single machines or on tens of thousands of machines, making them difficult to detect and filter.

We implement and use proprietary and third-party technologies designed to identify fraudulent, suspicious or other invalid traffic, impressions, clicks, conversions or other ad engagements. Despite our efforts, it can be difficult to detect fraudulent, suspicious or other invalid activity for different reasons. If we are unable to detect and prevent fraudulent, suspicious or other invalid activity, the affected advertisers may experience or perceive a reduced return on their investment. High levels of fraudulent, suspicious or other invalid activity could lead to dissatisfaction with our advertising services, refusals to pay, refund or make-good demands or withdrawal of future business. Any of these occurrences could damage our brand and lead to a loss of revenue.

We may not be able to enhance our platforms and solutions to keep pace with technological and market developments in our evolving industry.

To keep pace with technological developments, satisfy increasing developer requirements, maintain the attractiveness and competitiveness of our advertising solutions and ensure compatibility with evolving industry standards, we will need to regularly enhance our platform and solutions as well as develop and introduce new services on a timely basis. We also must update our software to reflect changes in advertising networks’ application programming interfaces (“APIs”), technological integration, cybersecurity and terms of use. The success of any enhancement or new solution depends on several factors, including timely completion, adequate quality testing, appropriate introduction and market acceptance. Our inability, for technological, business or other reasons, to timely enhance, develop, introduce and deliver compelling advertising services in response to changing market conditions and technologies or evolving expectations of advertisers or consumers could hurt our ability to grow our advertising business.

Our products operate in a variety of computer and device configurations and could contain undetected errors, failures or defects that could result in product failures, lost revenue and loss of market share.

Our software and advertising products may contain undetected errors, failures or defects, especially when the products are first introduced or when new versions are released. Our customers’ computer and other device environments are often characterized by a wide variety of standard and non-standard configurations that make pre-release testing for programming or compatibility errors very difficult and time-consuming. As a result, there could be errors failures or defects in our products. In addition, despite testing, errors, failures or defects may not be found in our products and new versions of our products. In the past, we have discovered software errors, failures and defects in certain of our product offerings after their full introduction and have experienced delayed or lost revenue during the period required to correct these errors, failures and defects.

Errors, failures or defects in our products could result in negative publicity, make-goods, refunds, loss of or delay in market acceptance of our products, loss of competitive position or claims by customers. Alleviating any of these problems could require significant expense and resources and could cause interruptions to our products.

We depend on third-party service providers, suppliers and vendors, such as internet, telecommunication, data center, cloud computing and hosting providers, to operate our platforms, websites and services. Temporary failure of these services, including catastrophic or technological interruptions, would materially reduce our revenue and damage our reputation, and securing alternate sources for these services could significantly increase our expenses and be difficult to obtain.

The availability of our products and services and fulfillment of our customer contracts depend on the continuing operation of our information technology and communications systems and networks, and those of our third-party service providers, suppliers and vendors. Our products’ operation as well as our internal conduct and daily management are supported by third-party internet, hosting, SaaS services, and telecommunication providers. Such third-party service providers, suppliers and vendors may experience disruptions, which would reduce our revenue and increase our costs. We own servers located in Israel, Europe and the United States and we also rent the services of thousands of servers located around the world. Our servers mainly include web servers, application servers, data collection servers, data storage servers, data processing servers, mail servers and database servers. While we believe that there are many alternative providers of hosting and other communication services available to us, the costs associated with any transition to a new service provider, supplier or vendor could be substantial. Furthermore, although we maintain back-up systems and networks for most aspects of our operations, we could still experience deterioration in performance or interruption in our systems and networks, delays, and loss of critical data and registered users and revenue. Our systems and networks, and those of our third-party service providers, suppliers and vendors, are vulnerable to damage, interference, or interruption from modifications or upgrades, terrorist attacks, war, natural disasters, fires, pandemics (including COVID-19), the effects of climate change (such as sea level rise, drought, flooding, wildfires, and increased storm severity), power loss, telecommunications failures, cyber-attacks, computer viruses, ransomware attacks, denial-of-service attacks, phishing schemes, break-ins, sabotage, intentional acts of vandalism, misconduct or similar events. Such events, a decision to close third-party facilities on which we rely without adequate notice, or other unanticipated problems could result in lengthy interruptions to our services.

Our systems and networks are also not fully redundant, and our disaster recovery planning may not be sufficient for all eventualities. In addition, we may have inadequate insurance coverage to compensate us for losses from a major interruption. Furthermore, interruptions in the services of our providers or their inability to meet the service capacity we require, could result in interruptions in the availability or functionality of our solutions or materially impede our ability to attract and onboard new customers to services and to maintain relationships with current customers. Difficulties of this kind could damage our reputation, be expensive to remedy and curtail our growth. For more information, see the Risk Factor titled – “Our business and financial performance may be materially adversely affected by information technology issues, data breaches, cyber-attacks and other similar incidents, as well as insufficient cybersecurity and other business disruptions.” Additionally, should some of our third-party service providers, suppliers and vendors terminate their relationship with us, our ability to continue the development of some of our products could be adversely affected, until such time that we find adequate replacement for these vendors, or until such time that we can continue the development on our own. Any of the foregoing could materially adversely affect our business, financial condition, and operating results.

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

Risks Related to Data Protection Regulations

Our business depends on our ability to collect, use, maintain and otherwise process data, including personal data, to help our clients deliver advertisements and to disclose data relating to the performance of advertisements. Any limitation imposed on our collection, use, maintenance or other processing of this data could significantly diminish the value of our solution and cause us to lose sellers, buyers, and revenue. Regulations, legislation or self-regulation relating to data protection, data privacy, cybersecurity, e-commerce and internet advertising and uncertainties regarding the application or interpretation of existing or newly adopted laws and regulations threaten our ability to collect, use, maintain and otherwise process this data, could harm our business and subject us to significant costs and legal liability for non-compliance.

Our business is conducted through the internet and therefore, among other things, we are subject to the laws and regulations that apply to e-commerce and online businesses around the world. These laws and regulations are becoming more prevalent in the United States, Europe, Israel, Canada and elsewhere and may impede the growth of the internet or otherwise adversely impact our services. These laws and regulations cover data protection, data privacy, cybersecurity, e-commerce, content, use of “cookies,” pricing, advertising, distribution of “spam,” copyright and other intellectual property, libel, marketing, distribution of products, protection of minors, consumer protection, accessibility, taxation and online payment services. Many areas of laws and regulations affecting the internet remain largely unsettled, even in areas where there has been some legislative or regulatory action.

We collect, use, maintain and otherwise process certain data, including personal data, about our customers (including, without limitation, customers’ clients or users), partners, candidates and employees, consultants, leads and consumers. Our ability to collect, use, maintain or otherwise process personal data has been, and could be further, restricted by existing and new laws and regulations relating to data protection, data privacy and cybersecurity,  including the EU General Data Protection Regulation 2016/679 (the “GDPR”), the U.K.’s General Data Protection Regulation (“U.K. GDPR”), the rules and regulations promulgated under the authority of the Federal Trade Commission (the “FTC”), the CCPA, the Israeli Privacy Protection Law, 1981 and the regulations thereunder (“Israeli Privacy Law”), Canada’s federal Personal Information Protection and Electronic Documents Act (the “PIPEDA”),  the Quebec Privacy Act and other laws such as Quebec’s new Privacy Legislation Modernization Act (“Quebec’s Law 25” and together with the PIPEDA and the Quebec Privacy Act, “Canadian Privacy Law”) and the EU ePrivacy Directive (“ePD”). These laws and regulations generally define personal data to include location data and online identifiers, which are commonly used and collected parameters in digital advertising and, among other things, impose stringent user consent requirements and permit data subjects to request that we discontinue using certain data.

In the European Economic Area (“EEA”), the U.K. and Canada, we are subject to the GDPR, the U.K. GDPR and Canadian Privacy Law, which, among other things, impose requirements to provide detailed and transparent disclosures about how personal data is collected and processed, grant rights for data subjects to access, delete or object to the processing of their personal data, provide for a mandatory breach notification to supervisory authorities (and in certain cases, affected individuals) of certain data breaches, set limitations on the retention of personal data and outline significant documentary requirements to demonstrate compliance through policies, procedures, training and audits. In the EEA and the U.K., failure to comply with the GDPR and the U.K. GDPR can result in significant fines and other liability under applicable law. In particular, under the GDPR, fines of up to EUR 20 million (or GBP 17.5 million under the U.K. GDPR) or up to 4% of the annual global revenue of the noncompliant company, whichever is greater, could be imposed for violations of certain of the GDPR’s requirements. European data protection authorities have already imposed fines for GDPR violations, in some cases, of hundreds of millions of euros.

In Canada, the data privacy landscape is made up of different provincial data privacy laws (including the Quebec Privacy Act and Quebec’s Law 25), Canadian federal data privacy laws as well as sector-specific data privacy laws. On September 22, 2021, Quebec passed Quebec’s Law 25 overhauling the Quebec Privacy Act. Quebec’s Law 25 imposes strict controller requirements, such as privacy policies; enhanced consent requirements when collecting, using or disclosing personal data; risk assessments and data breach notification. Quebec’s Law 25 also granted individuals certain data privacy rights including a right to erasure, right to restrict processing and, as of September 22, 2024, a right to data portability. Also under Quebec’s Law 25, organizations must provide, by default, the parameters ensuring the highest level of confidentiality of a technological product or service offered to the public. Canadian Privacy Law applies not only to third-party transactions, but also to transfers of information between us and our subsidiaries, and under Quebec’s Law 25, personal data would include employee information. Failure to comply with Canadian Privacy Law and other data privacy laws within Canada may expose us to administrative fines, litigation or enforcement actions brought by data subjects and regulatory authorities, class actions and even punitive damages. Canadian federal data privacy law is currently being overhauled and we expect that data privacy legislation across Canada will continue to evolve in the coming months and years.

In the U.S., both federal and state laws and regulations govern the collection, use, maintenance and other processing of personal data, and the advertising industry has been subject to review by the FTC, U.S. Congress, and individual states. For example, at the U.S. federal level, we are subject to the rules and regulations promulgated under the authority of the FTC, which regulates unfair or deceptive acts or practices, including with respect to data protection, data privacy and cybersecurity, and has taken an increasingly active approach to enforcing such regulations. Moreover, the U.S. Congress has recently considered, and is currently considering various proposals for more comprehensive data privacy and cybersecurity legislation, to which we may be subject if passed. Additionally, at the U.S. state level, we are subject to, among other things, the CCPA which provides data privacy rights for California residents and operational requirements for covered companies. Among other things, companies covered by the CCPA must provide certain disclosures to California residents and afford such residents the ability to opt-out of certain sales of personal data. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. In addition, the California Privacy Rights Act, which took effect in January 2023, has expanded the rights granted under the CCPA and imposed additional notice and opt out-obligations, including an obligation to provide California residents with the ability to opt-out of the processing of personal data for purposes of behavioral advertising and restrictions on the “sale” or “share” of personal data (which it defines broadly under the CCPA), with significant enforcement penalties for non-compliance. Additional U.S. states have implemented, or are in the process of implementing, similar new laws or regulations. For example, the Virginia Consumer Data Protection Act, the Colorado Privacy Act, the Connecticut Data Privacy Act and the Utah Consumer Privacy Act all went into effect in 2023 and impose new data privacy rights and obligations. This marks a trend toward more stringent United States federal and state data privacy legislation, which could increase our potential liability and adversely affect our business. As of January 2024, there are at least nine comprehensive U.S. state data privacy laws taking effect between 2024 and 2026, including in Delaware, Florida, Indiana, Iowa, Montana, New Jersey, Oregon, Tennessee and Texas. Laws and regulations similar to the CCPA are making it easier for certain individuals to opt-out of having their personal data processed and disclosed to third parties through various opt-out mechanisms, which could result in an increase to our operational costs to ensure compliance with such legal and regulatory changes. Further, laws in all 50 states require businesses to provide notice to consumers whose personal data has been disclosed as a result of a data breach.

Four US states (Vermont, California, Texas, and Oregon) have enacted data broker laws and regulations imposing certain requirements on data brokers, including, without limitation, requirements relating to registration, consent, disclosure, and/or cybersecurity. In addition, the FTC has increasingly issued orders restricting data brokers from selling certain location data obtained by tracking individuals’ mobile devices. Other countries and jurisdictions have enacted and may further enact similar or related laws or regulations, and/or their authorities may reach similar decisions. These laws, regulations and decisions could impact our services, business operations, practices, products, or our ability to receive information necessary to conduct our business.

In Israel, failure to comply with the Israeli Privacy Law, as well as the guidelines of the Israeli Privacy Protection Authority, may expose us to administrative fines, civil claims (including class actions) and, in certain cases, criminal liability (including imprisonment of our officers). An amendment to the Israeli Privacy Law is pending and, if enacted, is expected to enhance fines and sanctions for breaching the Israeli Privacy Law and to strengthen the enforcement capacity of the Israeli Privacy Protection Authority. There have also been data privacy laws and regulations enacted in other countries around the world, such as Brazil, which have introduced new or expanded existing data privacy requirements and we expect that data privacy legislation and regulation will continue to evolve in the coming years. Therefore, it is difficult to determine whether and how such existing and forthcoming laws and regulations will apply to and impact the internet and our business.

Most of our products and services are provided without direct relationships with users/consumers, therefore, we rely on our data providers, customers or publishers to establish a legal basis required under the applicable data protection and data privacy laws and regulations (for example, to obtain the consent from the user) on our behalf to process their data and to implement any notice or choice mechanisms required under applicable data protection and data privacy laws and regulations, but if our data providers, customers or publishers do not follow this process (and in any event, as the legal requirements in this area continue to evolve and develop), we could be subject to liability.

The uncertainty created by these laws and regulations can be compounded when services hosted in one jurisdiction are directed at users in another jurisdiction. For instance, certain data protection and data privacy laws (including the GDPR and Canadian Privacy Law) have an extra-territorial scope causing such laws to potentially govern activities conducted by organizations established in jurisdictions outside of, in the case of the GDPR, the EEA and, in the case of PIPEDA and Quebec’s Law 25, Canada and Quebec, respectively. These laws contain significant penalties for non-compliance. Additionally, under the GDPR, supervisory authorities in the EU member states have some flexibility when implementing European Directives and certain aspects of the GDPR, which can lead to diverging national rules. In addition, following the withdrawal of the U.K. from the EU, we are subject to the U.K. GDPR. While the U.K. GDPR current imposes substantially the same obligations as the GDPR, the U.K. GDPR will not automatically incorporate changes to the GDPR going forward (which would need to be specifically incorporated by the U.K. government). Moreover, the U.K. government has publicly announced plans to reform the U.K. GDPR in ways that, if formalized, are likely to deviate from the GDPR, all of which exposes us to two parallel regimes (GDPR and U.K. GDPR), each of which authorizes similar fines and may subject us to increased compliance risk based on differing, and potentially inconsistent or conflicting, interpretation and enforcement by regulators and authorities (particularly, if the laws are amended in the future in divergent ways).

Additionally, some countries are considering or have enacted legislation requiring local storage and processing of data or otherwise restricting cross-border transfers of personal data that could increase the cost and complexity of delivering our services.  For example, as of September 22, 2023, Quebec’s Law 25 requires organizations to conduct a privacy impact assessment (“PIA”) in certain circumstances, such as when transferring personal data from Quebec to other jurisdictions (including to other provinces in Canada) as well as when acquiring, developing, or overhauling an information system or electronic service delivery system that involves the collection, use, release, keeping, or destruction of personal data. Such PIAs can be time consuming and costly and may impact our ability to attract/retain customers and service providers. Additionally, the GDPR and the U.K. GDPR generally prohibit the transfer of personal data from the EEA and the U.K. to the United States and most other countries, unless the transfer is to a country deemed to provide adequate protection (such as Israel, Canada or the U.K.) or the parties to the transfer have implemented specific safeguards to protect the transferred personal data. The GDPR and the U.K. GDPR requirements apply not only to third-party transactions, but also to transfers of information between us and our subsidiaries, including employee information.

Where we transfer personal data outside the EEA or the U.K. to a country that is not deemed to be “adequate,” we rely on transfer mechanisms available under the relevant laws and regulations, and the efficacy and longevity of such mechanisms remains uncertain. In some jurisdictions like the EU, U.K., Canada and Israel, the law and guidance on data transfers is rapidly developing and recent developments will require us to review and may require us to amend or supplement the legal mechanisms by which we make and/or receive personal data transfers. Additional costs may need to be incurred in order to implement necessary safeguards to comply with the GDPR and the U.K. GDPR and potential new rules and restrictions on cross-border transfers of personal data could increase the cost and complexity of conducting business in some markets. If our policies and practices, or those of third parties who process personal data on our behalf, are, or are perceived to be, insufficient, or if individuals have concerns regarding the transfer of personal data from the EEA or the U.K. to the U.S., we could be subject to enforcement actions or investigations by individual EU or U.K. data protection authorities or lawsuits by private parties.

European supervisory authorities have also been very active in terms of enforcing data protection rules.  EU national laws that implement the ePD, which concerns the processing of personal data and the protection of privacy in the electronic communications sector, may be replaced by an EU regulation, known as the ePrivacy Regulation, which may alter rules on cookies and other tracking technologies, impose burdensome requirements surrounding obtaining consent and significantly increase fines for non-compliance. While the text of the ePrivacy Regulation is still under development, a recent European court decision, a regulator’s recent guidance, and recent campaigns by a not-for-profit organization are driving increased attention to cookies and other tracking technologies under existing law. Increased regulation of cookies and similar technologies in the EEA and the U.K., in addition to certain other jurisdictions such as Canada and the U.S., and any decline of cookies or similar online tracking technologies as a means to identify and potentially target individuals, may lead to broader restrictions and impairments on our business activities and negatively impact our efforts to understand users. Industry participants in the advertising technology ecosystem have taken or may take action to eliminate or restrict the use of cookies and other identifiers. Google has announced plans to fully eliminate support for third-party cookies in the Chrome browser in 2024, and Apple has already implemented further restrictions on the use of mobile identifiers on its devices. Such changes require us to take adaptive measures, which may include substantial development and commercial changes. While we are taking measures to shift away from third-party cookies-based solutions, by using our proprietary cookieless solution, SORT®, which enables advertisers to reach their audience in real time without storing any personally identifiable data, we still rely on third-party cookies-based solutions. If regulators start to enforce an increasingly strict approach, this could lead to substantial costs, require significant systems changes, limit the effectiveness of our solutions and services, divert the attention of our personnel, adversely affect our business, and subject us to additional liabilities.

The increase in attention to and regulation of data protection, data privacy and cybersecurity across the globe in recent years will require us to further devote resources and incur additional costs associated with compliance, as well as impose additional restrictions on our and our partners’ operations. Although we strive to comply with applicable laws and regulations regarding data protection, data privacy and cybersecurity and to inform our customers of our business practices prior to any installations of our product and use of our services, it is possible that these laws and regulations may be interpreted and applied in a manner that is inconsistent with our data collection, use, maintenance and other processing practices or that it may be argued that our practices do not comply with certain countries’ data protection, data privacy and cybersecurity laws and regulations. Due to rapid changes in technology and the inconsistent interpretations of privacy and data collection and protection laws and regulations, we may be required to materially change the way we do business. The challenges imposed by the ongoing need to remain compliant with such laws and regulations, as well as the need to implement any changes due to newly introduced laws and regulations, may slow our growth, and if we are not able to cope with these challenges as effectively as other companies, we will be competitively disadvantaged. Any limitation on our ability to collect and utilize data, including personal data, would make it more difficult for us to be able to optimize ad placement for the benefit of our advertisers and publishers, which could render our solutions less valuable and potentially result in loss of clients and a decline in revenue. For example, we need to adapt our advertising solutions that rely on third-party cookies to a “cookie-less” environment and introduce alternative solutions which may not provide the targeting capabilities provided by cookies. In addition, we may be required to implement physical, administrative and technological security measures that differ from those we have now, such as different data access controls or encryption technology. Further, we use cloud-based computing, which is not without substantial risk, particularly at a time when businesses of almost every kind are finding themselves subject to an ever-expanding range of privacy, data collection and processing and cybersecurity laws and regulations, document retention requirements, and other standards of accountability. Compliance with such existing and new laws and regulations can be costly and can delay or impede the development of new products.

In November 2022, the EU’s Digital Services Act (the “DSA”) came into force in the EEA, and the majority of its substantive provisions took effect on February 17, 2024. The DSA imposes new content moderation obligations, notice obligations, advertising restrictions and other requirements on online intermediaries and platforms, including providers of intermediary services, hosting services and social media services. Additionally, the DSA may indirectly impact additional players in the advertising technology industry by subjecting them to the DSA’s transparency requirements concerning online advertising. Although we do not expect the DSA to have a material impact on our operations, there could be indirect consequences that adversely affect the advertising technology industry and our business.

Any  failure or perceived failure to comply with the foregoing laws and regulations could result in negative publicity, increase our operating costs, require significant management time and attention and subject us to inquiries or investigations, litigation (including class actions), claims, or other remedies, including penalties, fines, sanctions and criminal and civil liabilities, or demands or orders that we modify or cease existing business practices, each of which could materially adversely affect our operating results and our business. Further, any failure or perceived failure to comply with our public privacy policies and other public statements about privacy and cybersecurity could potentially subject us to regulatory investigations, enforcement or legal actions, and harm to our reputation and, if such policies or statements are found to be deceptive, unfair or misrepresentative of our actual practices, fines, monetary or other penalties, and other damage to our business, financial condition and results of operations. Moreover, concerns about our collection, use, maintenance and other processing of personal data or other data protection-, data privacy- or cybersecurity-related matters, even if unfounded, could harm our reputation and operating results. For more information regarding government regulations to which we are subject, see Item 4.B. “Business Overview— Government Regulation.”

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

Following a US Supreme Court decision regarding the rights of individual states to tax out-of-state suppliers, certain states have adapted their statutes to expand taxation on out-of-state suppliers of goods and services. Some states are also pursuing legislative expansion of the scope of goods and services that are subject to sales and similar taxes as well as the circumstances in which a vendor of goods and services must collect such taxes. Furthermore, legislative proposals have been introduced in Congress that would provide states with additional authority to impose such taxes. Accordingly, it is possible that either federal or state legislative changes may require us to collect additional sales and similar taxes from our clients in the future which could impact our future sales, and therefore could result in a material adverse effect on our revenue.

For example, since 2021, the State of Maryland enacted legislation to tax digital advertising revenues, which is currently under review by the relevant courts. Similar bills have been introduced in several other states. Certain countries in the European Union and elsewhere have recently adopted taxation on digital services including digital advertising, in various forms, such enacted and proposed taxes may have an impact on us.

Under current Israeli, U.S., Canada, U.K. and Ukrainian law, we may not be able to enforce non-competition and non-solicitation covenants and, therefore, we may be unable to prevent our competitors from benefiting from the expertise of some of our former employees and/or vendors, whether current or former.

We have entered into non-competition and non-solicitation agreements with many of our employees and vendors. These agreements prohibit our employees and vendors, if they terminate their relationship with us, from competing directly with us, working for our competitors, or soliciting current employees away from us for a limited period. Under current Israeli, U.S., U.K. and Ukrainian law, and further under proposed legislation such as Senate Bill S3100A in new York, we may be unable to enforce these agreements, in whole or in part, and it may be difficult for us to restrict our competitors from gaining the expertise that our former employees gained while working for us. For example, Israeli courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer which have been recognized by the courts, such as the secrecy of a company’s confidential commercial information or its intellectual property. If we cannot demonstrate that harm would be caused to us, we may be unable to prevent our competitors from benefiting from the expertise of our former employees.

Risks Related to our Intellectual Property

Our proprietary information, technology and other intellectual property may not be adequately protected and thus our intellectual property may be unlawfully copied by or disclosed to other third parties.

We regard the protection of our proprietary information, technology and other intellectual property as critical to our success. We strive to protect our intellectual property rights by relying on contractual restrictions, trade secret, trademark, copyright and patent laws and other common law rights, as well as federal and international intellectual property registrations and the laws on which these registrations are based. However, the technology we use and incorporate into our offerings may not be adequately protected by these means.

We generally enter into confidentiality and invention assignment agreements with our employees and contractors, and confidentiality agreements with parties with whom we conduct business, in order to limit access to, and the disclosure and use of, our proprietary information, technology and other intellectual property. However, we may not be successful in executing these agreements with every party who has access to our confidential information or contributes to the development of our intellectual property. In addition, those agreements that we do execute may be breached, and we may not have adequate remedies for any such breach. Further, these contractual arrangements would not prevent or deter independent development of similar intellectual property by others.

In addition, there is no assurance that any existing or future trade secrets, patents, copyrights or trademarks will afford adequate protection against competitors and similar technologies. Our intellectual property rights may be misappropriated, infringed, reverse-engineered, circumvented, or otherwise violated by others, or challenged and invalidated through administrative processes or litigation. Effective trade secret, trademark and patent protections are expensive to develop and maintain, as are the costs of defending or enforcing our rights. Further, we cannot provide any assurances that competitors will not misappropriate, infringe, reverse-engineer, circumvent or otherwise violate our intellectual property rights, or that we will have adequate resources to defend or enforce our rights.  In addition, the laws of some countries do not provide the same level of intellectual property protection as U.S. or Israeli laws and courts.

Claims of misappropriation, infringement or other violation of third-party intellectual property rights or other third-party claims against us could require us to redesign our products, seek licenses, or engage in costly intellectual property litigation, which could adversely affect our financial position and our ability to execute our business strategy.

Given the competitive and technology-driven nature of the digital advertising industry, companies within our industry often design and use similar products and services, which may lead to claims of third-party intellectual property misappropriation, infringement, or other violation and subsequent litigation. We have been, and in the future may be, the subject of claims that our solutions and underlying technology misappropriate, infringe or otherwise violate the intellectual property rights of others. Regardless of whether such claims have any merit, they are time-consuming and costly to evaluate and defend, and the outcome of any litigation is inherently uncertain. Our business may suffer if we are unable to resolve claims of third-party intellectual property misappropriation infringement or other violation without major financial expenditures or adverse consequences.

We may seek to obtain licenses to third-party intellectual property rights that we desire to use but are allegedly misappropriating, infringing or otherwise violating or may misappropriate, infringe or otherwise violate without such licenses. Although holders of intellectual property rights often offer these licenses, we cannot provide any assurances that such licenses will be offered on acceptable terms or at all. Our failure to obtain a license for key intellectual property rights from a third-party for technology, content, sound, or graphics we use could cause us to incur substantial liabilities or to suspend the development or sale of our products. Alternatively, we could be required to expend significant resources to redesign our products or develop non-infringing technology, content, sound, or graphics. If we are unable to redesign our products or develop non-infringing technology, content, sound, or graphics, our revenue could decrease and we may not be able to execute our business strategy.

We may also become involved in litigation in connection with the brand-name rights associated with our Company name or the names of our products. Third parties may claim that our Company name, our brand names, or product names infringe their trademark rights. If we have to change the name of our Company or any of our brands or products, we may experience a loss in goodwill associated with such name, customer confusion or a loss of sales. Any lawsuit involving such name, regardless of its merit, would likely be time-consuming, expensive to resolve, and divert our management’s time and attention.

We may become subject to claims for remuneration or royalties for assigned service invention rights by our employees, which could result in litigation and adversely affect our business.

A significant portion of our intellectual property has been developed by our employees in the course of their employment for us. Under the Israeli Patent Law, 5727-1967 (the “Israeli Patent Law”), inventions conceived by an employee in the course and as a result of, or arising from, his or her employment with a company are regarded as “service inventions,” which belong to the employer, absent a specific agreement between the employee and employer giving the employee service invention rights. The Israeli Patent Law also provides that if there is no such agreement between an employer and an employee, the Israeli Compensation and Royalties Committee (the “Israeli Royalties Committee”), a body constituted under the Israeli Patent Law, shall determine whether the employee is entitled to remuneration for his or her inventions. An employee may waive the right to receive remuneration for “service inventions” and case law has held that in certain circumstances, such waiver does not necessarily have to be explicit. The Israeli Royalties Committee will examine, on a case-by-case basis, the general contractual framework between the parties in accordance with general Israeli contract law. Further, there is no specific formula for calculating this remuneration. Under Canadian law, employees benefit from a presumption that they are entitled to ownership of a patent of any invention they created in the course of their employment unless there is an express contract to the contrary or the employer can prove that the employee was employed for the express purpose of inventing. Although we generally enter into invention assignment agreements with our employees pursuant to which such individuals assign to us all rights to any inventions created in the scope of their employment or engagement with us, we may still face claims demanding remuneration in consideration for such inventions. As a consequence of such claims, we could be required to pay additional remuneration or royalties to our current and/or former employees, or be forced to litigate such claims, which could negatively affect our business.

We use certain “open-source” software tools that may be subject to intellectual property infringement claims or that may subject  derivative works of such open-source software to unintended consequences, which may impair our product development plans, interfere with our ability to support our clients, require us to allow access to the source code of our products or necessitate that we pay licensing fees.

Certain of our products contain open-source code, and we may use more open-source code in the future. In addition, certain third-party software embedded in our products contains open-source code. Open-source code is computer code that is covered by a license agreement that permits the user to liberally use, copy, modify and distribute the software without cost, provided that such users and modifiers abide by certain requirements. The original developers of the open-source code provide no warranties on such code.

As a result of our use of open-source software, we could be subject to suits by parties claiming ownership of what they believe to be their proprietary code or claims alleging non-compliance with, or seeking to enforce, certain open-source code license terms. If we are not successful in defending against any such claims that may arise, we may be subject to injunctions and/or monetary damages or be required to purchase a costly license or re-engineer our software products to remove the open-source code from our products, which may be a costly and time-consuming process, and we may not be able to complete such re-engineering process successfully. Such events could disrupt our operations and the sales of our products, which would negatively impact our revenue and cash flow.

Moreover, under certain conditions, we may be obligated to make derivative works of open-source code available to others at no cost. The circumstances under which our use of open-source code would compel us to offer derivative code at no cost are subject to varying interpretations. If we are required to publicly disclose the source code for such derivative products or to license our derivative products that use an open-source code license, our previously proprietary software products may be made available to others at no charge. As a result, our customers and our competitors may have access to our products at no cost to them which could harm our business. Certain open-source code licenses require, as a condition to use, modify and/or distribute such open-source code, that proprietary software incorporated into, derived from or distributed with such open-source code be disclosed or distributed in source-code form, be licensed for the purpose of making derivative works, or be redistributable at no charge. The foregoing requirements may under certain conditions be interpreted to apply to our software, depending upon the use of the open-source code and the interpretation of the applicable open-source code licenses. The terms of many open-source code licenses to which we may be subject have not been interpreted by U.S. or foreign courts, and there is a risk that open-source code licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide or distribute our products or services. The use of open-source code may ultimately subject some of our products to unintended conditions so that we are required to take remedial action that may divert resources away from our development efforts.

In addition, third-party software licensors generally do not provide warranties or controls on the origin of software or other contractual protections regarding infringement claims or the quality of the code with respect to the open-source components of their products and would not indemnify us in the event that we or our customers are held liable for intellectual property infringement or other software-related claims in respect of the open-source components contained in such third-party software. Further, some open-source code is known to have security risks and other vulnerabilities and architectural instabilities, or are otherwise subject to security breaches due to their wide availability, and are provided on an “as-is” basis. There is typically no support available for open-source code, and we cannot ensure that the authors of such open-source code will implement or push updates to address security risks or will not abandon further development and maintenance. Many of the risks associated with the use of open-source code, such as the lack of warranties or assurances of title or performance, cannot be eliminated, and could, if not properly addressed, have a material adverse effect our business, financial condition and results of operation.

Risks Related to the Geographical Location of our Operations

Our business relies significantly on the U.S. market. Any material adverse change in that market could have a material adverse effect on our results of operations.

Our revenue has been concentrated within the U.S. market, accounting for approximately 86% of our revenue in 2023. A recession that causes a reduction in advertising expenditures generally or other circumstances that cause a decrease in our U.S. revenue could have a material adverse effect on our results of operations.  Recent fluctuations in prevailing interest rates due to higher-than-average inflation materially increase the likelihood of such circumstances and present significant potential challenges to our U.S. business.

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

The members of the OECD’s Inclusive Framework on BEPS have agreed in October 2021 on certain recommendations, informally known as BEPS 2.0 or Pillar Two, which aim to modify international taxation norms with the introduction of a 15% minimum tax applicable to in-scope multinational enterprises (with revenue in excess of Euro 750 million). The UK and the EU member countries as well as additional countries have already enacted legislation to implement the recommendations which have come into effect in 2024. Israel has agreed in principle to the adoption of the global minimum tax rate, however, it has not yet announced any proposed legislation for its implementation. Our effective tax rate and cash tax payments could increase in future years as a result of these changes. Further, the OECD’s Inclusive Framework on BEPS known as Pillar One is progressing. This framework deals with the allocation of taxing rights with respect to multinational enterprises with revenue in excess of Euro 20 billion and profitability of more than 10%, focusing mostly on the digital economy, such as the proposed multilateral convention that was published in October 2023 and is expected to be signed in June 2024.  While we are not subject to the foregoing, we could be indirectly impacted.

Certain of these changes could have a negative impact on our results of operations and business. The impact of these changes is uncertain and may not become evident for some period of time. The uncertainty surrounding the effect of the reforms on our financial results and business could also weaken confidence among investors in our financial condition. This could, in turn, have a materially adverse effect on the price of our ordinary shares.

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

A large portion of our operations are performed from outside the United States. In addition, we derive and expect to continue to derive a portion of our revenue from users outside the United States. Our international operations and sales are subject to a number of inherent risks, including risks with respect to:

•
potential loss of proprietary information, technology and other intellectual property due to piracy, misappropriation, infringement, or other violation or laws that may be less protective of our intellectual property rights than those of the United States;

•	costs and delays associated with translating and supporting our products in multiple languages;

•	foreign exchange rate fluctuations and economic instability, such as higher interest rates and inflation, which could make our products more expensive in those countries;

•	costs of compliance with a variety of laws and regulations;

•	restrictive governmental actions such as trade restrictions and potential trade wars;

•	limitations on the transfer and repatriation of funds and foreign currency exchange restrictions;

•	compliance with different consumer, data protection, data privacy and cybersecurity laws and regulations, and restrictions on pricing or discounts;

•	lower levels of adoption or use of the internet and other technologies vital to our business and the lack of appropriate infrastructure to support widespread internet usage;

•	lower levels of consumer spending on a per capita basis and fewer opportunities for growth in certain foreign market segments compared to the United States;

•	lower levels of credit card usage and increased payment risk;

•	changes in domestic and international tax regulations; and

•	geopolitical events, including war and terrorism.

Political, economic and military instability in the Middle East and specifically in Israel may impede our ability to operate and harm our financial results. Conditions in Israel, including the recent attack by Hamas and other terrorist organizations from the Gaza Strip and elsewhere in the region, and Israel’s war against them, may adversely affect our operations which would lead to a decrease in revenues.

We are incorporated under the laws of the State of Israel, where we also maintain our headquarters. A significant portion of our research and development activities and other significant operations are located in Israel, and most of our officers and directors are residents of Israel. As a result, political, economic and military conditions affecting Israel directly influence us. Any major hostilities involving Israel, a full or partial mobilization of the reserve forces of the Israeli army, the interruption or curtailment of trade or air traffic between Israel and its trading partners, or a significant downturn in the economic or financial condition of Israel could adversely affect our business, financial condition and results of operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries, as well as terrorist acts committed within Israel by hostile groups or individuals. Escalation in violence among Israel, Hamas, the Palestinian Authority and other groups, as well as extensive hostilities along Israel’s border with the Gaza Strip have resulted in missiles being fired from the Gaza Strip into Israel at various times. Additionally, since April 2011, internal conflict in Syria has escalated, and chemical weapons have been used in the region. Conflicts in the Middle East, including in Egypt and Syria which countries border Israel, have resulted in continued political uncertainty and violence in the region. This instability and any intervention may lead to deterioration of the political and economic relationships between the State of Israel and some of the countries in the region, and may have the potential for additional conflicts in the region. In addition, Iran has threatened to attack Israel and may be developing nuclear weapons. Iran also has a strong influence among extremist groups in the region, including Hamas in Gaza, Hezbollah in Lebanon and various rebel militia groups in Syria. Furthermore, amid the increased hostility between the United States and Iran, Iran issued multiple public statements threatening to attack Israel and the United States. These situations have escalated at various points in recent years and may escalate in the future to more violent events, which may affect Israel and us. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions and could harm our results of operations and could make it more difficult for us to raise capital. Parties with whom we do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements.

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in extensive deaths, injuries and kidnapping of civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas. In addition, since the commencement of these events, there have been continued hostilities along Israel’s northern border with Lebanon (with the Hezbollah terror organization) and southern border (with the Houthi movement in Yemen, as described below). It is possible that hostilities with Hezbollah in Lebanon will escalate, and that other terrorist organizations, including Palestinian military organizations in the West Bank as well as other hostile countries, such as Iran, will join the hostilities. Such clashes may escalate in the future into a greater regional conflict.

The intensity and duration of Israel’s current war against Hamas are difficult to predict, as are such war’s economic implications on the Company’s business and operations and on Israel’s economy in general. These events may be intertwined with wider macroeconomic indications of a deterioration of Israel’s economic standing that may involve a downgrade in Israel’s credit rating by rating agencies (such as the recent downgrade by Moody’s of its credit rating of Israel from A1 to A2, as well as the downgrade of its outlook rating from “stable” to “negative”), which may have a material adverse effect on our Company and its ability to effectively conduct its operations.

In connection with the Israeli security cabinet’s declaration of war against Hamas and possible hostilities with other organizations, several hundred thousand Israeli military reservists were drafted to perform immediate military service. Currently, a limited number of our employee have been called to service.  Additional employees are or may be called for service in the current or future wars or other armed conflicts in which Israel is or may become engaged and such persons may be absent for an extended period of time. As a result, our operations may be disrupted by such absences, which disruption may materially and adversely affect our business and results of operations. Additionally, the absence of employees of our Israeli suppliers and business partners due to their military service in the current or future wars or other armed conflicts may disrupt their operations, which in turn may materially and adversely affect our ability to deliver or provide products and services to our partners.

The hostilities with Hamas, Hezbollah and other organizations and countries have included and may include terror, missile and drone attacks. In the event that our facilities are damaged as a result of hostile actions, or hostilities otherwise disrupt our ongoing operations, our ability to deliver or provide products and services in a timely manner to meet our contractual obligations towards customers and partners could be materially and materially adversely affected. Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that such government coverage will be maintained or that it will sufficiently cover our potential damages. Losses or damages incurred by us could have a material adverse effect on our business. Armed conflicts or political instability in the region may negatively affect business conditions and could harm our results of operations.

In addition, some countries around the world restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in Israel or political instability in the region continue or increase. In addition, there have been increased efforts by countries, activists and organizations to cause companies and consumers to boycott Israeli goods and services. In addition, in January 2024 the International Court of Justice, or ICJ, issued an interim ruling in a case filed by South Africa against Israel in December 2023, making allegations of genocide amid and in connection with the war in Gaza, and ordered Israel, among other things, to  take measures to prevent genocidal acts, prevent and punish incitement to genocide, and take steps to provide basic services and humanitarian aid to civilians in Gaza. There are concerns that companies and businesses will terminate, and may have already terminated, certain commercial relationships with Israeli companies following the ICJ decision. The foregoing efforts by countries, activists and organizations, particularly if they become more widespread, as well as the ICJ rulings and future rulings and orders of other tribunals against Israel (if handed), may materially and adversely impact our ability to sell and provide our products and services outside of Israel.

Finally, political conditions within Israel may affect our operations. Israel has held five general elections between 2019 and 2022, and prior to October 2023, the Israeli government pursued extensive changes to Israel’s judicial system, which sparked extensive political debate and unrest. In response to such initiative, many individuals, organizations and institutions, both within and outside of Israel, voiced concerns that the proposed changes may negatively impact the business environment in Israel including due to reluctance of foreign investors to invest or transact business in Israel, as well as to increased currency fluctuations, downgrades in credit rating, increased interest rates, increased volatility in security markets and other changes in macroeconomic conditions. To date, these initiatives have been substantially put on hold. If such changes to Israel’s judicial system are again pursued by the government and approved by the parliament, this may have an adverse effect on our business, our results of operations and our ability to raise additional funds, if deemed necessary by our management and board of directors.

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

While we have disaster recovery arrangements in place, they have not been tested under actual disasters or similar events and may not effectively permit us to continue to provide our services. If any of these events were to occur, our business, results of operations, or financial condition could be materially adversely affected.

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

Additional details are provided in Item 5.A “Operating Results” under the caption “Taxes on Income”, in Item 10.E. “Taxation” under the caption “Israeli Taxation” and in Note 13 to our Financial Statements.

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

In the recent years, we completed several acquisitions, including the acquisition of Content IQ LLC in January 2020, the acquisition of Pub Ocean in July 2020, the acquisition of Vidazoo in October 2021 and the acquisition of Hivestack in December 2023.

Our SEC filings are available to you on the SEC’s website at http://www.sec.gov. This site contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The information on that website is not part of this annual report on Form 20-F and is not incorporated by reference herein.

For a description of our principal capital expenditures and divestitures, see Item 5. “Operating and Financial Review and Prospects - Liquidity and Capital Resources.”

B.	BUSINESS OVERVIEW

Perion is a global technology leader in connecting advertisers to consumers across all major digital advertising channels, including search advertising, social, display, video, digital audio, digital out of home (DOOH) and Connected TV (CTV) advertising. According to eMarketer, this represents a total addressable market of $611 billion in 2023, which is expected to grow to $920 billion by 2027 globally.

Our goal at Perion is to be seamlessly integrated within the consumer journey, and naturally exist in various digital properties they encounter during their day. To achieve that, we develop technological solutions that are integrated into multiple touchpoints: video ads in the morning, personalized audio messages during their commute, passing by digital screens and billboards, browsing online, or relaxing in front of a smart TV.

As we operate in a highly competitive market, we continuously seek new innovative products and solutions that address current and future advertiser needs. We develop, enhance, acquire, and aggregate tools and solutions that are relevant in an ever-evolving market. We own and operate a variety of digital properties. We have a strategic footprint across channels, formats, and geographies, and we keep expanding it, organically and inorganically through acquisitions.

Industry Overview

According to eMarketer reports, digital advertising spending accounted for 67.5% of total worldwide media advertising in 2023, reaching approximately $611 billion and expected to increase to approximately $920 billion and 74.7% of total media advertising spend by 2027.

With the surge in digital ad spending, technology's role in targeting, delivering, and measuring advertising campaigns is becoming more crucial across diverse platforms and screens. Here are some key trends and opportunities in the industry:

CTV Ad Spending

As viewership increasingly shifts from conventional broadcast and cable TV to connected TV platforms, advertisers have the chance to leverage advanced data analytics and targeting capabilities inherent to digital platforms. According to eMarketer, CTV ad spending in the U.S. accounted for $24.6 billion in 2023, or 9.1% of total U.S. digital ad spending, and is expected to grow by 72.4% to $42.4 billion in 2027, representing 10% of total U.S. digital ad spending for that year, taking a growing share of linear TV ad spending.

This shift allows for more personalized and engaging ad experiences, reaching audiences across multiple devices and formats. The granular audience insights available through Connected TV (CTV) and Over-The-Top (OTT) platforms enable advertisers to optimize their campaigns for better ROI and expand their reach to additional audiences, tapping into viewer preferences and behaviors. Consequently, the CTV space is not just expanding the reach for advertisers but also enhancing the effectiveness of advertising by making it more relevant and interactive, opening innovative options for ad tech evolution and future growth.

Commerce and Retail Media Networks

According to eMarketer, worldwide retail media ad spend is expected to reach $140 billion in 2024, marking a 21.8% increase over 2023 and positioning Retail Media as one of the fastest-growing segments in digital advertising. In the U.S., Retail Media accounted for $46.7 billion representing 17.3% of total U.S. digital ad spending in 2023 and is expected to reach $60 billion by 2024 and $110 billion by 2027, representing 19.5% and 26.0% of total U.S. digital ad spending, respectively.

Retail media networks harness first-party data with technological solutions to create a powerful business opportunity through delivering ads that resonate with consumers, potentially transforming advertising into immediate purchases. The synergetic combination of advertising technologies and commerce platforms create a consumer experience that is localized and personalized, while generating a new revenue stream for retailers, and profitable advertising venues for advertisers.

Search Advertising

Search advertising is characterized by its targeted approach and effectiveness in reaching potential customers who are actively searching for products or services online. As technologies advance and user behaviors shift, search advertising continues to offer a powerful tool for businesses to reach high-intent audiences, driving both online and offline conversions.

According to eMarketer, advertisers will increase their investment in search advertising, reaching $175.8 billion in 2027. The U.S. search advertising spend accounted for $113.7 billion in 2023, representing 42.1% of total U.S. digital ad spending, and is expected to grow by 12.4% year-over-year to reach $127.8 billion in 2024, which represents 41.7% of U.S. digital ad spending.

DOOH

Digital out-of-home (DOOH) refers to digital media used for advertising outside of the consumer's home in the public domain. Unlike traditional out-of-home advertising, such as billboards and bus stop printed posters, DOOH utilizes digital technology to display advertisements on a variety of digital screens, transforming ordinary public spaces into dynamic experiences, engaging audiences with eye-catching, contextually relevant content.

The transition from traditional out-of-home advertising to digital out-of-home and further to programmatic out-of-home (POOH) signifies an industry-wide shift towards embracing digital technology and data-driven approaches. This evolution is driven by the need for more engaging, interactive, and measurable advertising methods. Programmatic advertising technology enables advertisers to automate the buying, placement, and optimization of DOOH advertising in real-time. This offers more targeted advertising, efficient spending, and detailed analytics, providing insights into ad performance and audience engagement.

According to a PQ Media research report, worldwide DOOH ad spending is expected to increase from US$21.5 billion in 2023 to US$30.7 billion in 2026, reflecting a 42.8% growth.

Digital Audio

Digital audio advertising is witnessing steady growth. According to eMarketer, digital audio ad spending accounted for $6.7 billion in 2023, and is expected to grow by 10.5% to reach $7.4 billion in 2024 and $9.7 billion in 2027.

As consumers increasingly engage with digital audio platforms, advertisers are leveraging this medium to reach targeted audiences effectively. With the evolving landscape of media consumption, the digital audio advertising channel offers a unique and intimate way for brands to connect with listeners, driving incremental growth.

AI Technological Advancements

The digital advertising landscape is continually reshaped by artificial intelligence (AI) and machine learning (ML), which drive enhancements in targeted advertising, optimization, and performance measurement. These advancements are pivotal not just in campaign execution but also in creative development, significantly accelerating the campaign lifecycle. Leveraging AI, advertisers can generate a wide array of creative variations quickly, for images, text, video, and audio ads, and optimize campaigns in real-time, thereby achieving greater scale and impact. The integration of AI technologies adds the ability to analyze vast datasets, which in turn enables more precise targeting and personalization, enhancing the relevance of ads to individual users. Furthermore, AI-driven automation streamlines the advertising workflow, reducing manual tasks and increasing efficiency.

Cookie Deprecation

Google's decision to phase out third-party cookies in Chrome has catalyzed the industry to seek alternative solutions. In response, the industry is exploring cookieless solutions such as contextual advertising, first-party data strategies, unified ID systems, and privacy-centric approaches. These innovations aim to balance effective targeting and personalization with user privacy, ensuring advertisers can still deliver relevant content without invasive tracking methods.

These key trends are driving the digital advertising industry's continued growth, propelled by relentless innovation and broader economic digitalization. We believe that the industry's leaders will be those who invest in advanced technology, uphold data privacy, and craft adaptable, and immersive user-focused advertising solutions.

Our Strengths

Business Diversification

Perion’s presence across all major channels of digital advertising provides diversification of our revenue streams and market agility that allows us to rapidly capitalize on shifts in spending and budget allocation in a timely and efficient manner.

Our diversified revenue streams encompass a blend of search advertising and display advertising. This includes a direct-response solution that is used by various publishers, and cross-channel high-impact advertising across the open web through video, CTV, DOOH, and digital audio. Our programmatic DOOH capabilities extend our reach globally, allowing omni-channel engagement with consumers in public spaces across 32 countries, including retail stores, transportation hubs, hotels and other venues.

Perion’s technology is designed to continually balance the right mix of channels to achieve optimal yield. This integrated technological moat delivers robust optimized campaigns that combine creativity, reach, and our proprietary targeting capabilities. This moat also includes Perion’s exceptional client service and turnkey provisions of comprehensive, full-funnel solutions to all brands and agencies.

Focus on Technology

Technology and innovation are core drivers of our culture and operations and are essential for our growth. Hence, we invest substantial resources in research and development to develop new solutions, applications and services, improve our core technologies and enhance our technology infrastructure and capabilities.

Our research and development activities are primarily conducted in Israel, Europe and Canada, focusing on the development of new products, services and platform solutions that will offer our customers a full comprehensive solution for their advertising needs and a higher return on investment (ROI).

Our advanced technological solutions, which are applied throughout the consumer journey and marketing funnel, include capabilities that enable us to achieve above industry average margins.

Market Agility

Rapid shifts in media spending are the new normal, as brands have gained the insights and internal capabilities to allocate media on a close to a real-time basis. Advertisers are shifting their digital advertising budgets from awareness to performance, using different advertising channels, in accordance with macroeconomic impacts on consumer spending. Advertisers are also following consumer trends that often demonstrate dynamic behavior, by optimizing the media mix to match the consumer journey.

Perion’s ability to rapidly shift and reallocate resources between different channels allows us to capitalize on these shifts in spending and budget allocation in a timely and efficient manner.

Efficient Operations

Over the past several years, Perion has been successfully implementing cross-company efficiency measures and processes as part of our profitable growth strategy. The strict focus on efficient operations has become part of the company’s DNA and is embedded in the day-to-day operations. This created an efficient operational infrastructure that allows incremental top and bottom-line growth at lower cost and improvement in our productivity.

Part of our highly efficient operations rely on our proprietary iHUB, which acts as a shared infrastructure resource consisting of an ad-server, as well as a real-time bidding engine, a smart data layer, and a sophisticated reporting mechanism. This efficiency eliminates excessive expenses that would otherwise be incurred if business units had to develop separate infrastructures.

The iHUB allows our business units to quickly balance and harmonize demand and supply, providing optimum utilization of our owned and operated supply, as well as what is available on the open web. This enables us to serve direct demand in a closed loop, generating superior efficiency and performance, resulting in the optimization of our Traffic Acquisition Cost (TAC) and better margins.

This optimization is enhanced by our ability to offer publishers and advertisers multiple ad products to support their marketing efforts, which enables us to increase market share with current and new clients.

Growth Strategy

Perion’s growth strategy is built on a foundation of business diversification, global expansion, and leveraging innovative technological advertising solutions across all major channels, naturally existing on advertising properties along the consumer journey. This approach aims to enhance every stage of the advertising funnel - from awareness to purchase - leveraging the presence of our solutions on a multitude of advertising properties.

Our strategy encompasses channel diversification, including CTV, high-impact display, video, search, DOOH, and digital audio, among others, to ensure advertisers can build meaningful immersive relationships with their audiences in brand-safe environments.

Investments in commerce solutions and retail media are another cornerstone of our strategy, tapping into a rapidly growing revenue stream that capitalizes on retailers’ first-party data for personalized advertising.

Technological innovation remains at the heart of our growth, with investments in new technologies, tools, and partnerships that enhance our offerings and operational efficiency.

This is complemented by a strategic approach to inorganic growth through acquisitions, targeting companies that align with our goals for expanding digital ad channels, customer reach, and technological capabilities.

A.	Diversification and Market Insight

Our diversification model is strategically designed to quickly adapt to market shifts, enabling us to ‘follow the money’ by aligning our product offerings with our customers’ spending preferences. In 2023, this approach was particularly effective, as demonstrated by the standout growth in our Retail Media business, which saw a revenue increase of 114% to nearly $50 million, significantly surpassing our expectations. Similarly, our CTV and search advertising businesses experienced substantial growth, with increases of 56% and 23% year-over-year, respectively.

Furthermore, our investment in Commerce and Retail Media solutions exemplifies our commitment to identifying and capitalizing on lucrative verticals. According to eMarketer, Retail Media is expected growth to reach $110 billion in the U.S. by 2027, accounting for 26% of all digital ad spend. Retail Media Networks, leveraging retailers’ valuable first-party data, are expanding beyond traditional boundaries to attract new customers, distributing personalized offers across all screens, including Digital Out of Home (DOOH). While this is one important example, we will continue leveraging our diversified and modular technology solutions to anticipate and respond to emerging lucrative market opportunities, ensuring we stay ahead of where the ‘wind is blowing’ in the digital advertising landscape.

B.	Privacy & Cookie Deprecation

The digital advertising industry is undergoing a significant transformation with the deprecation of third-party cookies and tightened data protection and data privacy laws and regulations, posing a challenge to traditional methods of audience targeting and tracking. While some may see this as a disruptive challenge, we at Perion view it as an opportunity to innovate and reinvent the way we deliver value. One of the solutions already in place is our SORT® (Smart Optimization of Responsive Traits), which employs sophisticated machine learning and AI to offer cookieless targeting.

SORT® represents just the beginning of our innovative journey; it is one of the first solutions in a privacy suite we are developing to address this evolving landscape. We are also focused on expanding SORT®'s capabilities across additional channels, reinforcing our commitment to innovation and our proactive stance in adapting to industry shifts. Our pipeline includes additional solutions, some of which are being developed through strategic integrations and partnerships, and others through our in-house development efforts.

This privacy suite of solutions not only demonstrates our agility and foresight but also solidifies our position as a leader in the next generation of digital advertising, driving our growth in a privacy-first world.

C.	Geographical expansion

Geographical expansion is a key driver for our business's growth, happening in several impactful ways. Our recent purchase of the programmatic digital out of home advertising company, Hivestack, has immediately extended our business into more than 32 countries. We recently announced the launch of a new partnership in Brazil with Eletromidia, one of the biggest media companies in the country, through our Hivestack division. We also announced a new partnership with Way.io, a domestic Demand Side Platform (DSP) in China - the world’s largest DOOH market. These partnerships not only gets us into the fast-growing Chinese and Brazilian markets but also connects us with major players in the local media landscape. Additionally, our High Impact Display business is now working closely with Hivestack. This teamwork allows both parts of our business to share customers and reach new markets together. These steps show our commitment to growing globally and strengthening our position in the worldwide market, helping our business to grow further.

D.	Investments in technology

Innovation, driven by the introduction of new technologies, tools, services and offerings, makes our revenue models more predictable, sustainable and resilient. We are expanding our product portfolio to provide added value to our clients, while always maintaining efficiency across our different business units. The investments we have made in the scale and reach of our business have enabled us to develop pioneering technological solutions such as SORT® and WAVE. To accelerate this process, we completed several acquisitions, the most recent being the acquisitions of Vidazoo in October 2021 and of Hivestack in December 2023.

E.	Inorganic growth strategy

Perion’s growth strategy consists of both organic and inorganic growth through acquisitions. Our net cash position provides us with the sufficient financial resources to acquire companies that will boost our growth either through expanding digital ad channels, expanding our customer reach, geographical footprint or through new and advanced technology that would shorten our time to market.

Perion follows a strict screening and evaluation process that includes several well-defined criteria, including clear synergies with our existing businesses, companies that display growth in high-growth categories (such as CTV, Retail Media and DOOH etc.), profitable or with a clear path to profitability, high level of technological match, cultural match and more.

Recent acquisitions include the acquisition of Vidazoo in October 2021 and the acquisition of Hivestack in December 2023, a global leader in programmatic digital-of-home advertising (DOOH) with superior technology and an unparalleled global footprint.

Our Solutions

Perion is positioned to benefit from the overall growth of the digital marketplace.

In the rapidly evolving digital advertising space, we continue to innovate and offer a suite of diversified business solutions. Our solutions span across key domains such as search advertising, high-impact display, CTV, Retail & Commerce, DOOH, digital audio, SORT®, social and website publisher solutions.

With a commitment to driving growth and diversifying our market share, Perion's solutions are designed to meet the complex needs of today's digital landscape, while respecting user privacy through proprietary and leading industry solutions using technology integrations.

Our solutions are built to ensure higher yields for publishers leveraging their digital properties, as well as high-impact, effective advertising that resonates with audiences and delivers unparalleled ROI for brands and advertisers alike. We partner with world-class brands, leveraging proprietary technology to ensure an immersive advertising experience across all digital touchpoints on the consumer journey.

A.	Search Advertising

Capturing consumers at their moment of highest intent has been well-established as the most ROI positive advertising channel. Thus, it’s not surprising that advertisers are increasingly allocating budgets to search advertising.

Perion, through its publisher network, delivered 29.1 million average daily searches in 2023 compared to 18.5 million daily searches in 2022, which represents an increase of 57% year-over-year. Perion’s Search revenue in 2023 increased by 23% year-over-year to $345 million.

Our Search monetization solution is comprised of the following three offerings:

•	Content pages Monetization- with AI-based contextual Ads. Optimizing monetization of web pages by dynamically matching content with ads from a huge pool of our search partners’ advertisers.

•	App Monetization - using intent-based search signals to monetize publishers' desktop and mobile apps.

•	Search Mediation - enables media traders to monetize search demand and achieve higher yields by leveraging the machine learning that drives our mediation platform.

Searching is a fundamental digital behavior that signals the consumer has a high intent to complete a purchase of a product or service. We are continuously innovating and advancing our solutions to provide more value in this dynamically changing environment. We deploy advanced AI and machine learning to optimize yield for our publishers and transform search into revenue. At Perion we are poised to seize this shift, thanks to our longstanding relationship with Microsoft and other leading search and content partners, across more than 60 countries.

According to eMarketer reports, advertisers will increase their investment in search through 2027. The U.S. search advertising market is expected to reach $175.8 billion in 2027, and is expected to grow by 12.4% year-over-year to reach $127.8 billion in 2024, which represents 41.7% of U.S. digital ad spending.

Microsoft Advertising has been our partner since 2010. In November 2020 we extended our partnership with Microsoft Advertising for four additional years. In the first quarter of 2024, we experienced a decline in our search advertising activity, attributable to changes in advertising pricing and mechanisms implemented by Microsoft in its search distribution marketplace. These adjustments led to a reduction in Revenue Per Thousand Impressions (RPM) for both Perion and other Microsoft distribution partners. These changes contributed to decreased search volume. For additional information see also the Risk Factor titled - “Our search advertising solution depends heavily upon revenue generated from our agreement with Microsoft, and any adverse change in that agreement could adversely affect our business, financial condition and results of operations.”

B.	High-Impact Display

In 2023, U.S. display advertising spend, including banners, rich media, video and social, was $150 billion and, according to eMarketer, is expected to increase by 61% and reach $242 billion in 2027.

Perion's High Impact Advertising Suite is at the forefront of digital advertising, transforming how brands engage with consumers in an ever-evolving digital landscape. eMarketer reports that rich media, including high-impact ad formats, as well as outstream and instream video accounted for over $97.5 billion of U.S. digital display ad spend in 2023 and is expected to increase by 75.9%, reaching approximately $171.5 billion in 2027.

Leveraging the growth in digital media consumption, Perion's solutions transcend the limitations of traditional advertising methods, offering immersive experiences on desktop, mobile, and tablet. These offerings do more than just display ads; they engage audiences with rich media formats and moment-based messaging tailored to capture their attention and drive them to action. The effectiveness of these solutions is evidenced by partnerships with prestigious brands, such as Mercedes-Benz and Albertsons, illustrating a proven track record in achieving marketing goals.

Perion amplifies the power of advertising with High Impact formats that integrate seamlessly across all screens. Core to our offerings is dynamic creative technology, which enables personalized experiences, backed by an experienced in-house design team crafting visually striking ads. Undertone's diversified premium cross-channel inventory assures high-quality campaign placements, while its targeting solutions take on both cookie-based and cookieless approaches to address the shifting paradigms in digital advertising.

Flexibility is key; advertisers can choose between programmatic or managed executions, all underpinned by data-driven insights and optimizations. Committed to delivering measurable results, Perion implements full-funnel measurement to refine and advance campaign performance from inception to conclusion. Together, these integrated solutions revolutionize digital engagement, ensuring that brands not only maintain but amplify their presence in a competitive market.

C.	CTV

Perion’s CTV business continued to gain traction, growing by 56% year-over-year in 2023, representing 8% of our total display advertising revenue.

Perion’s High Impact CTV Solution Suite stands as a testament to our commitment to elevating advertising efficacy and viewer engagement on streaming platforms. This suite is engineered to captivate audiences with a cinematic quality advertising experience, punctuating the traditional commercial break with storytelling precision and interactive elements. Perion harnesses the power of the big screen to ensure brands make an indelible impression during prime moments—whether it's during a gripping live sports event, the intermission of favorite shows, or even during a paused screen scenario.

This comprehensive suite encompasses a wide array of formats designed to engage and interact with viewers. From Branded CTV, which integrates branding elements and custom animations, to Dynamic CTV, which personalizes content in real-time; every format is crafted for maximum impact. The Stay-Live CTV provides a picture-and-picture experience, keeping viewers connected during live events, while Interactive CTV overlays extend the advertisement's reach with additional interactive features.

Notably, the Live CTV with the LBar format maintains brand visibility with a non-intrusive 'L' shaped banner during live content—an innovation that sustains brand presence without the conventional video asset. Moreover, a strategic partnership with DirectTV for Pause Ads offers brands a novel avenue to occupy the screen during a user's reflective pause moments, providing another layer to the advertising experience.

D.	Retail & Commerce

Retail Media is another important sector for advertising, as retailer data is highly leveraged to create advertising opportunities both on the retailer site and on the open web. Retail Media Networks are thought to be the “third wave” of digital advertising, as more and more retailers are looking to leverage their valuable first-party data through advertising, without compromising their control over that proprietary data.

Perion’s retail media solution showcases the powerful combination of data and technology. Our technological solution is designed to enable large retailers to leverage their own data for increased sales, loyalty and ROI, replacing the outdated circular with the accuracy of digital targeting. Our retail media technology leverages the anonymized retailer first-party data, third party enrichment data that includes, among others, demographic, behavioral, contextual, location, and other environmental conditions, and our own proprietary data. These three data pools are processed through our AI-driven decisioning engine to produce thousands of dynamic creative permutations that allows us to deliver relevant, customized, personalized, localized dynamic high-impact ad experiences across all our media channels.

In 2023, Perion’s Retail Media revenue stream stood out, and was among the top growth drivers for us, with a year-over-year revenue increase of 114% to nearly $50 million.

E.	DOOH

With the acquisition of Hivestack, a programmatic DOOH technology innovator since 2017, Perion has entered an exciting market at its nascent stage, positioning us to capitalize on its anticipated growth.

Hivestack is a global full stack platform that offers media owners an array of purpose-built software like the DOOH Ad Server, supply-side platform (SSP), and Header Bidder, designed to manage, deliver, and optimize advertising campaigns and revenue for digital screens, enhancing yield and diversifying demand sources efficiently.

For media buyers, Hivestack's DOOH demand-side platform (DSP), along with its unique tools smart for campaign planning, delivery and measurement, provides robust capabilities for audience, geolocation and contextual targeting, sourcing optimal inventory and maximizing the effectiveness and ROI of DOOH advertising campaigns.

Hivestack’s platform is used by many of the world's largest brands, agencies, media owners, and partners including Uber, Colgate, Lego, InterContinental Hotel Group, Doordash, GroupM, Dentsu, The Trade Desk, Xandr, Clear Channel, Lamar, Stroër, and many more.

According to a PQ Media research report, DOOH ad spending is expected to increase from US$21.5 billion in 2023 to US$30.7 billion in 2026, reflecting a 15.3% CAGR.

F.	Digital Audio

The U.S. Digital Audio Advertising Market is on a significant upward trajectory, with projections indicating that advertising budgets will approach $7.4 billion in 2024. This rapidly growing sector represents a substantial opportunity for innovative advertising solutions.

Responding to this market demand, Perion has recently introduced WAVE, a cutting-edge addition to our advertiser solution suite. WAVE leverages Generative AI to produce dynamic audio ads, generating hundreds of thousands of tailored audio messages. This solution adapts in real-time to a variety of factors such as context, behavior, geography, and demographics, employing advanced AI algorithms to significantly enhance consumer engagement and impact.

Some of the early WAVE adopters include Pep Boys, a leading U.S. automotive service provider, operating in more than 900 locations across the U.S., and Albertsons, the second-largest supermarket chain in the U.S., integrating it into several successful campaigns.

G.	SORT®

SORT® is a product of Perion’s AI Lab, a proprietary, privacy-focused targeting technology enabling the ability for advertisers to find the consumers most interested in their brand, in that moment, across all browsers and devices. This solution helps brands reach optimal performance by predicting how consumer groups will respond to an ad without privacy-invasive practices or legacy third-party cookie-based targeting tactics.

SORT® technology utilizes real-time, cookieless data signals to identify users with shared traits and behaviors, then classifies them into addressable and anonymous Smart Groups using a sophisticated, proprietary AI algorithm. SORT® - which stands for “Smart Optimization of Responsive Traits” – not only eliminates the need for cookies, but is being demonstrated by actual, real-time comparison tests made by Neutronian, a respected third-party research firm, to outperform third party cookies. Due to such strong performance and the need for brands to shift to more privacy-focused approaches, SORT® is currently used by the majority of our eligible customers.

Further, SORT® does not collect or store any user data, as many other cookieless solutions do, which positions it as a superior, competitively advantaged replacement for third-party cookies. While cookies are currently an essential part of the targeting infrastructure of the digital advertising market, they are under increasing pressure for the manner in which they are perceived to violate user privacy. After postponing cookie deprecation several times in the past, Google announced that it will begin phasing out third-party cookies in Chrome by disabling them for 1% of users starting in Q1 2024 and ramping up to 100% of users in Q3 2024. Thus, SORT® provide a competitive solution that should enable Perion to capture additional revenue as brands and advertisers move away from traditional methods such as cookies.

Finally, thanks to a proprietary “Privacy Shield” graphic logo that is incorporated into every ad unit utilizing the technology, SORT® consumers are able to recognize when an advertisement they are interested in is utilizing SORT®, and can feel a sense of safety and relief, that they won’t be followed around the web as their behavior is not being tracked.

H.	Social

The Perion Social platform supports the various phases of campaign management across different channels, integrated with all major social channels like Facebook, LinkedIn, Snapchat, TikTok and Reddit. The platform manages each of the planning, execution, optimization and measurement phases and simplifies the complexity of cross channel advertising for brands and agencies while optimizing performance through AI in one unified, actionable holistic and intuitive dashboard.

Perion also developed sophisticated capabilities to buy media on social channels such as Meta, X, and TikTok and others. The uniqueness is in the optimization process which runs in real-time,  connecting the monetization data flow and the cost of buying, per session. The service is a mix of manually managed service and machine learning algorithms that run dedicated buying rules.

I.	Website Publisher Solution

The nature of today’s digital ecosystem makes audience growth and engagement challenging for publishers. Perion’s Website Publisher solutions provide publishers with monetization technology tools, including an Online Video Player, Content Monetization System, Ad Server, Social monetization, Display monetization, and Yield Ad Management Platform.

Online video, which includes in-stream, outstream and social network in-stream video advertising, among others, continues to surge as a dominant force in ad spending, with publishers and advertisers recognizing the potential for significant growth in revenue and brand exposure. According to eMarketer, 2024 programmatic digital video ad spending in the U.S. is expected to grow by 21% year-over-year to $94 billion.

Our proprietary solutions help publishers monetize their assets, while enhancing user experience, through boosting video and content engagement, to unveil new revenue avenues.

Enhancing its robust capabilities, our Website Publisher Solutions platform now integrates seamlessly with Amazon's Transparent Ad Marketplace (TAM) and Unified Ad Marketplace (UAM), offering publishers unparalleled access to our monetization capabilities and marketplace with ease.

An additional component in our Website Publisher Solutions Platform, our Content Monetization system, helps publishers drive incremental growth using intent signals to keep users continuously engaged, as it repeatedly optimizes content, advertising and layout within owned and operated mini-sites, in partnership with third-party publishers. Our machine learning employs AI analysis and deploys tens of thousands of combinations of content and advertising to achieve maximum user engagement and publisher profitability.

Our Technology

Perion’s strong technology moat is embedded in the core of our products and solutions described above. Our advanced technological solutions, which are applied throughout the consumer journey and marketing funnel, include capabilities that enabled us to achieve above industry average margins:

●
The ability to monetize search traffic through our partnerships with search engines such as Microsoft Advertising (Bing), and others through innovative publisher-centric solutions and online quality control and monitoring systems.

●	The ability to meet advertiser demand for higher sustained user engagement with our sophisticated high-impact Ad suite;

●	The ability to monetize the fast-growing Retail Media business, reflected in 114% year-over-year revenue growth we achieved in 2023;

●	The ability to innovate in sectors that matter most to brands, such as:

■	The recent introduction of WAVE, a generative AI-powered dynamic audio solution that creates personalized audio advertising messages at scale;

■
SORT®, our proprietary cookieless targeting technology, which was developed in response to advertiser recognition of privacy matters and the upcoming deprecation of cookies by Google. SORT® displays the result of our ability to analyze the complex data signals that are derived from our assets that flow through our iHUB.

●
The ability to integrate programmatic DOOH advertising via Hivestack, which uses cutting-edge technologies to target, deliver and measure unforgettable, immersive ads that connect brands with people on the go;

●
Our AI Lab, which houses our AI-based R&D pipeline, has already launched several products such as SORT® and WAVE. The current innovative product pipeline includes, among many others, upgrading SORT® to SORT® 2.0 and Dynamic Creative Optimization.

The technology backbone behind our solutions is designed to connect brands with consumers via meaningful digital interactions and experiences. This is done through these key components:

a.      Supply Management Platform

The Supply Management Platform facilitates relationships with our publishers by treating every impression in an optimal manner. Our platform is driven by business requirements and agreed upon monetary expectations, which in turn determine which ads are allowed, what prices are expected, and the allowable frequency. All components in our supply management platform are based on proprietary technology and our specific needs and use cases.

b.      Demand Management Platform

The Demand Management Platform addresses the needs of advertisers for campaign planning and design with a system that delivers a recommendation that will meet, and often exceed the specific goals of any advertiser. It recommends advertising channels, audience targeting strategies and ad product mix, which are all based on benchmarks and past experiences of the advertiser. Once the plan is created, the data-driven platform pushes instructions to the campaign management system for execution, based on parameters like dates, volume level, list of supply sources and campaign goal.

c.      Analytics Layer

Our Analytics Layer provides information and performance metrics and insights for our customers. It reports all the required data, including total budget; the delivery of reach and impressions; engagement metrics, etc. The Analytics Layer supports our data driven operations, providing advertisers full visibility of KPI’s on key processes while facilitating data and reporting in a self-service manner, with pre-build dashboards and reports.

d.      Creative Platform

Perion’s High-Impact Creative Platform is a key component of our solutions. Our proprietary creative technology platform enables the automation of High Impact ad unit production across all formats (Display, Video, CTV & DOOH). Our consolidated technology workflow touches every aspect of campaign flow, including ad building, tag creation, creative optimizations & post-campaign performance. We learn, adjust, and continually iterate - allowing us to create engaging, high-performing user experiences that perform across all stages of the funnel. Available for use in fully managed campaigns or in programmatic channels, our platform delivers superior results for advertisers and agencies looking to take their creativity to the next level.

           In conjunction with our creative platform, Perion leverages Machine Learning for campaign delivery and optimization, using real-time analysis to determine the most effective advertisements for specific target audiences, leading to improved campaign performance. Our AI-based creative platform has the ability to create hundreds and thousands of different ad permutations, targeted at different audiences. We also employ Generative AI for voice and audio advertising and utilize our proprietary SORT® targeting technology, which utilizes AI without using personally identifiable information data to find interested audiences across devices and browsers, based on real-time signals such as weather and user intent groups.

e.      AI Technologies

Our AI Technologies and machine learning bring deep intelligence to the various phases of campaigns: planning, activation and reporting, utilizing models built on top of our data platforms. Based on campaign-to-campaign learnings and complex heuristics, these technologies are leveraged to build products that generate better performance for our customers and improved efficiency by providing rules-based and budget optimizations. Among the products leveraging AI are our SORT cookieless solution, WAVE audio ads, and more products in the pipeline.

f.      Online Video Player

Our proprietary Online Video Player (OVP), which integrates a full, comprehensive suite of services, including an ad server, allows publishers and brands to upload, manage and stream video content to targeted audiences. Perion’s OVP is certified with the major advertising platforms and compatible with all devices and video formats. The OVP is integrated with a proprietary ad server, ensuring a consistent user experience by reducing latency and errors, adding to its inherent power and efficiency.

g.       Search Advertising Technology

The technology behind our search solution is composed of the following systems:

●
Publisher management system that provides publishers access to an online dashboard providing analytics and performance optimization tools, as well as reports that enable them to maximize their distribution and monetization.

●
Search demand management system that integrates and onboards demand vendors to our monetization products. The integration supports multiple vendors according to predefined configurations and rules, enabling various business models and offerings, and making it possible for Perion’s R&D team to innovate on the “search stack.”

●
Monetization products designed to deliver algorithmic search results concurrently with sponsored listings, both served for the same search queries. They can be operationalized in different ways, including the transmission of search queries to search engines such as Bing, search Feed APIs operated on publishers’ domains and an enriched and optimized hosted search results page which offers an enhanced user experience.

●
AI system whose technology behind our search solutions optimizes the various phases of the funnel including intent detection and demand optimization to yield performance optimization and maximized consumer experience.

Competition

The advertising technology industry is highly competitive. There are a large number of digital media and advertising technology companies that offer services similar to our advertising solutions and compete for finite advertiser/agency budgets and publisher inventory. There is also a large number of niche companies that are competitive with our advertising solutions, providing a subset of services similar to those we provide.

Among our competitors, both on the supply side and on the demand side, are companies that are not public such as GumGum and Teads, and public companies such as The Trade Desk, Pubmatic, Nexxen, Magnite, Innovid and others.

Some of our competitors are larger and have more financial resources than we have, including Google, Meta, Amazon and Microsoft. Microsoft is both a strategic partner and competitor since Microsoft Bing generates organic traffic independent of our publisher network. We also compete with other companies that offer consumers the ability to search outside of search engines themselves, such as IAC, System1 and others.

As we evolve and introduce new solutions, and as our competitors, as well as other companies, do the same, we may be subject to additional competition. Many of our current and potential competitors may have significantly greater financial, research and development, back-end analytical systems, manufacturing, and sales and marketing resources than we have. These competitors could potentially use their greater financial resources to acquire other companies to gain even further enhanced name recognition and market share, as well as to develop new technologies, enhanced systems and analytical capabilities, products or features that could effectively compete with our existing solutions, products and search services. Demand for our solutions, products and search services could be diminished by solutions, products, services and technologies offered by competitors, whether or not their solutions, products, services and technologies are equivalent or superior.

In addition, the launch of ChatGPT in November of 2022, along with the launch of other AI platforms such as Copilot, Gemini (formerly known as Bard) by Google, Claude by Anthropic, and Grok by X, are likely to result in the creation of tools that could increase competition in the advertising technology industry and lower barriers to entry.

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

Intellectual Property

Our proprietary technology, including our platforms, products and related algorithms,  are critical to our operations and competitive advantage. We strive to protect our intellectual property rights by relying on confidentiality and invention assignment agreements, trade secret, trademark, copyright, and patent laws in the United States and other countries as well as technical measures to establish and protect our intellectual property. Our portfolio includes registered trademarks and domain names in various countries as well as approximately 10 patents registered mainly in the U.S.

Some components of our software products were developed solely by us. We have licensed certain components of our software from third parties. We believe that the components we have licensed are not material to the overall performance of our software and may be replaced without significant difficulty. We enter into licensing arrangements with third parties for the use of software components, graphic, sound and multimedia content integrated into our products.

Our employees and consultants are required to execute confidentiality covenants in connection with their employment and consulting relationships with us. These agreements generally contain assignment and waiver provisions relating to the employee’s or consultant’s rights in respect of inventions.

Intellectual property laws, together with our efforts to protect our proprietary rights, provide only limited protection, and any of our intellectual property rights may be challenged, invalidated, circumvented, infringed or misappropriated.

For more information, see the Risk Factor titled – “Our proprietary information, technology and other intellectual property may not be adequately protected and thus our intellectual property may be unlawfully copied by or disclosed to other third parties.”

Government Regulation

Our business is conducted through the internet and therefore, among other things, we are subject to the laws and regulations that apply to e-commerce and online businesses around the world. These laws and regulations are becoming more prevalent in the United States, Europe, Israel, Canada and elsewhere and may impede the growth of the internet or otherwise adversely impact our services. These laws and regulations cover data protection, data privacy, cybersecurity, e-commerce, content, use of “cookies,” pricing, advertising, distribution of “spam,” copyright and other intellectual property, libel, marketing, distribution of products, protection of minors, consumer protection, accessibility, taxation and online payment services. Many areas of laws and regulations affecting the internet remain largely unsettled, even in areas where there has been some legislative or regulatory action.

In many cases, when we deliver an advertisement, we are able to collect certain data, including personal data, about the content and placement of the ad, the relevancy of such ad to a user and the interaction of the user with the ad, such as whether the user viewed or clicked on the ad or watched a video. As we collect and aggregate data provided by billions of ad impressions and third-party providers, we analyze the data in order to measure and optimize the placement and delivery of our advertising inventory and provide cross-channel advertising capabilities. Our ability to collect, use, maintain and otherwise process such data is crucial.

We are subject to the data privacy laws and regulations of various jurisdictions, including the GDPR, the CCPA, the Israeli Privacy Law, the Canadian Privacy Law and the ePD. These laws and regulations generally impose stringent requirements such as transparency and user consent requirements and allow data subjects to request that we discontinue using certain data. In addition, some countries are considering or have enacted legislation requiring local storage and processing of data. Certain U.S. federal laws also restrict online service providers’ collection of user information on minors. Non-compliance with such laws could result in enforcement actions, fines and reputational harm.

We voluntarily participate in industry self regulatory bodies such as the NAI and the DAA, which promulgate best practices or codes of conduct addressing, among other things, data protection, data privacy, cybersecurity and the delivery of digital advertising.

We have adopted privacy policies and practices to address privacy implications on our various business activities. As part of our compliance program, we regularly review our privacy policies and practices in light of evolving regulation.

An increasing number of U.S. states, such as California, Virginia, Connecticut, and Colorado, have adopted and additional states are planning to adopt statutes concerning data protection which could affect us. If other states follow suit, it could lead to an increasingly varied and complex regulatory landscape, and result in materially increased costs. The interpretation of data protection, data privacy and cybersecurity laws and regulations, and their application to our business may, in certain cases, be interpreted and applied in conflicting and more restrictive ways and in a manner that is not consistent with our current data protection, data privacy and cybersecurity practices. The enactment of new proposed laws, and the interpretation of existing laws, adds complexity to our operation, and result in material costs, and may restrict the growth and profitability of our business.

 For more information, see the Risk Factor titled – “Our business depends on our ability to collect, use, maintain and otherwise process data, including personal data, to help our clients deliver advertisements and to disclose data relating to the performance of advertisements. Any limitation imposed on our collection, use, maintenance or other processing of this data could significantly diminish the value of our solution and cause us to lose sellers, buyers, and revenue. Regulations, legislation or self-regulation relating to data protection, data privacy, cybersecurity, e-commerce and internet advertising and uncertainties regarding the application or interpretation of existing or newly adopted laws and regulations threaten our ability to collect, use, maintain and otherwise process this data, could harm our business and subject us to significant costs and legal liability for non-compliance.”

Recent Acquisitions

Acquisition of Hivestack

On December 11, 2023, Perion announced it has completed the acquisition of Hivestack Inc., a global innovative full-stack programmatic DOOH company.  The terms of the transaction included US $100 million in cash paid at closing and a 3-year employee retention and performance-based payment plan of up to US $25 million.

DOOH advertising transforms ordinary public spaces into dynamic experiences, engaging audiences with eye-catching, personalized content in real-time. It harnesses cutting-edge technologies to target, deliver and measure immersive ads that connect brands with people on the go.

Acquisition of Vidazoo

On October 4, 2021, we entered into a Share Purchase Agreement, for the acquisition of all the shares of Vidazoo, an Israeli privately held company founded in 2014. Vidazoo is a leading video technology company that enables both advertisers and publishers to deliver high impact content and advertising to consumers. The acquisition was made for a total consideration of $93.5 million, consisting of $35.0 million in cash upon closing with an additional of $58.5 million structured as a performance earn-out, if certain EBITDA-based targets are achieved. On June 14, 2023, the Company entered into an amendment to the SPA with Vidazoo’s sellers in connection with an additional overachievement earnout consideration in an aggregate amount of up to $10.55 million payable in the Company’s ordinary shares.

Acquisition of Content IQ

On January 14, 2020, we consummated the acquisition of all of the shares of Content IQ, a privately held company founded in 2014, based in New York City with offices in Tel Aviv. Content IQ has created data algorithm and analytics tools that deconstruct content, revenue and distribution to solve digital publishing challenges. The acquisition was made for a total consideration of $73.05 million, out of which a maximum of $47.05 million payable in earn-outs over a period of two years tied to revenue and EBITDA-based metrics. The agreement also contains customary representations, warranties, covenants and indemnification provisions. The agreement was later amended in connection with the acquisition of Pub Ocean, a digital publisher-focused technology company, consummated in 2020. As of the date of this report, the parties conduct an arbitration with respect to the amount of earnout to be ultimately paid to the sellers.

C.	ORGANIZATIONAL STRUCTURE

The legal name of our Company is Perion Network Ltd. and we are organized under the laws of the State of Israel.

The following table sets forth all of our subsidiaries, which are 100% owned directly or indirectly by Perion Network Ltd.:

Name of Subsidiary	Place of Incorporation
Codefuel Ltd.	Israel
IncrediMail, Inc.	Delaware
Intercept Interactive, Inc.	New York
Vidazoo Ltd.	Israel
Content IQ LLC	New York
Hivestack Technologies Inc.	Canada

D.	PROPERTY, PLANTS AND EQUIPMENT

Our headquarters are located in Holon, Israel. As of December 31, 2023, we lease approximately 36,113 square feet, excluding office space which we currently sublease. The lease expires in January 2025, with an option to extend for two additional two-year periods at our sole discretion and upon 180-day prior written notice. Annual net cost is approximately $0.7 million.

Undertone’s offices are located at the World Trade Center (WTC) in New York. As of December 31, 2023, we lease approximately 9,500 square feet, excluding office space which we currently sublease. The lease expires in 2025 and the annual net cost is approximately $0.7 million.

Hivestack’s offices are located in Montreal, Canada. As of December 31, 2023, we lease approximately 4,000 square feet. The lease expires in 2025 and the annual net cost is approximately $0.1 million.

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

Certain information called for by this Item 5, including a discussion of the year ended December 31, 2021 compared to the year ended December 31, 2022 has been reported previously in our annual report on March 15, 2023 under Item 5 “Operating and Financial Review and Prospects”.

Company Overview

Perion is a global multi-channel advertising technology company that connects advertisers with consumers through technology across all major channels of digital advertising – including search advertising, social media, display, video, DOOH, digital audio and Connected TV (CTV) advertising.  Our headquarters are located in Israel and our primary research and development facilities are located in Israel, Canada and Europe. Our primary sales offices are located in the United States. We also have several sales and representative offices located in North America, APAC and EMEA.

A.	OPERATING RESULTS

Components of Statements of Operations

The following describes the nature of our principal items of income and expense:

Revenue

We generate our revenue primarily from two major sources, display advertising and search advertising.

Display Advertising - we generate revenue from Display Advertising by delivering high-impact ad formats across different channels including display, social, CTV, digital audio, DOOH and Web Publisher Solutions. Our diverse, technology-focused multi-channel set of solutions is designed to drive consumer engagement and high ROI for advertisers through high-impact ad formats. Our solutions also include a content monetization platform that provides publishers with monetization tools across different channels, and a social platform that supports campaign management and media buying capabilities across all major social channels.

Search Advertising - we generate Search Advertising revenue from service agreements with our search partners. Search Advertising revenue is generated primarily from monthly transaction volume-based fees earned by us for making our applications available to online publishers and app developers on a revenue share basis relative to the revenue generated by such search partners.

Geographic Breakdown of Revenue

For the distribution of our total revenue, by geographic areas, see Note 16 to our consolidated financial statements.

Cost of Revenue

Cost of revenue consists primarily of expenses associated with the operation of our server hosting, data verification and targeting, campaign creative, labor, as well as customer support.

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

Selling and Marketing Expenses (“S&M”)

Our selling and marketing expenses consist primarily of salaries and other personnel-related expenses, allocated facilities costs, as well as other outsourced selling and marketing activities.

General and Administrative Expenses (“G&A”)

Our general and administrative expenses consist primarily of salaries and other personnel-related expenses, allocated facilities costs, professional fees and other general corporate expenses.

Change in fair value of contingent consideration

Our change in fair value of contingent consideration expenses consist of fair value adjustments of  contingent considerations liabilities related to acquisitions.

Depreciation and Amortization

Depreciation and amortization consist primarily of depreciation of our property and equipment and the amortization of our intangible assets as a result of our acquisitions.

Financial Income (Expense), Net

Financial income (expense), net consists of mainly interest income, foreign currency exchange gains or losses and foreign exchange forward transactions expenses. Interest income consists of interest earned on our cash, cash equivalents, short -term bank deposits and marketable securities. We expect interest income to vary depending on our average investment balances and market interest rates during each reporting period. Foreign currency exchange changes reflect gains or losses related to transactions denominated in currencies other than the U.S. dollar.

Income Tax Expense

A significant portion of our income is taxed in Israel and, as a result of previous acquisitions, in the United States. The standard corporate tax rate in Israel was 23% in 2022 and 2023. For our Israeli operations, starting  2017 and  through 2023, part of our subsidiaries elected to implement the “Preferred Technological Enterprise” benefits pursuant to an amendment to the taxation laws which went into effect in 2017, under which a tax rate of 12% is applied to a portion of our income which qualifies for the benefits. Any other income which does not qualify for special benefits is subject to the standard corporate tax rate. With respect to U.S. tax, we continue to utilize accumulated losses and other tax attributes. The federal statutory income tax rate in the United States has been 21% in 2022 and 2023. Other subsidiaries in Europe are taxed according to the tax laws in their respective countries of residence.

Comparison of Period to Period Results of Operations:

The following table sets forth our results of operations in dollars amounts and as a percentage of revenue for the periods indicated (in thousands of U.S. dollars):

	Year ended December 31,
	2022		2023
	Amount	% of Revenue	Amount	% of Revenue
Revenue:
Display Advertising	$360,690	56%	$398,244	54%
Search Advertising	279,566	44	344,911	46

Total Revenue	640,256	100	743,155	100

Costs and Expenses:
Cost of revenue	30,404	5	37,830	5
Traffic acquisition costs and media buy	372,601	58	432,943	58
Research and development	34,424	5	33,066	4
Selling and marketing	56,014	9	57,991	8
General and administrative	[1]27,629	4	31,799	4
Change in fair value of contingent consideration	[1](3,816)	(1)	18,694	3

Depreciation and amortization	13,838	2	14,092	2
Total Costs and Expenses	531,094	83	626,415	84

Income from Operations	109,162	17	116,740	16
Financial income, net	4,502	1	20,951	3

Income before Taxes on income	113,664	18	137,691	19
Taxes on income	14,439	2	20,278	3

Net Income	$99,225	16%	$117,413	16%

1 Reflects reclassification of $3.8 million of earnout expenses in 2022 that were incurred in connection with an acquisition from general and administrative to change in fair value of contingent consideration.

Year Ended December 31, 2023 Compared to December 31, 2022

Revenue. Revenue increased by 16% from $640.3 million in 2022 to $743.2 million in 2023.

Display Advertising revenue. Display Advertising revenue increased by 10%, from $360.7 in 2022 to $398.2 in 2023, accounting for 54% of revenue in 2023. This increase was mainly driven by a 114% increase in Retail Media revenue to $49.7 million and a 56% increase in CTV to $33.5 million, partially offset by 7% decrease in Video revenue to $143.2 million, due to shifting inventory from video to display to gain higher profit.

Search Advertising revenue. Search Advertising revenue increased by 23%, from $279.6 in 2022 to $344.9 in 2023, accounting for 46% of revenue in 2023. This increase was primarily due to a 57% increase in Average Daily Searches and an 18% increase in the average annual number of publishers to 160.

Cost of revenue. Cost of revenue increased by 24%, from $30.4 million in 2022 to $37.8 million in 2023 and remained stable at 5% of revenue in 2022 and 2023.  The increase in cost of revenue expenses was primarily as a result of increased headcount, hosting and data verification and targeting software expenses which was aligned with the increase in the Company’s revenue.

Traffic acquisition costs and media buy. TAC amounted to $372.6 million in 2022, compared with $432.9 million in 2023 and remained stable at 58% of revenue in 2022 and 2023.

Research and development expenses. R&D decreased by 4% from $34.4 million, or 5% of revenue in 2022 to $33.1 million, or 4% of revenue in 2023. The decrease was primarily due to employee-related costs resulting from exchange rate fluctuations as well as decrease in our average headcount during the year as a result of process automation, offset by an increase in stock-based compensation expenses in 2023.

Selling and marketing expenses. S&M expenses increased by 4%, from $56.0 million, or 9% of revenue in 2022 to $58.0 million, or 8% of revenue in 2023.  The increase was primarily due to higher commissions aligned with the increase in revenue, as well as an increase in our marketing expenses and stock-based compensation.

General and administrative expenses. G&A increased by 15%, from $27.6 million in 2022 to $31.8 million in 2023, and remained stable at 4% of revenue in 2022 and 2023. The increase was primarily due to Hivestack acquisition related expenses, as well as increase in our headcount and higher expenses in software and hardware, which were incurred to bolster our security initiatives.

Change in fair value of contingent consideration. Changes in fair value of contingent consideration in 2023 include a $18.7 million fair-value adjustment of the contingent consideration payable in respect to Vidazoo acquisition as a result of performance overachievement and an amendment to the share purchase agreement entered into effect on June 14, 2023.

Depreciation and amortization. Depreciation and amortization expenses increased by 2%, from $13.8 million in 2022 to $14.1 million in 2023.  The increase is primarily attributable to the amortization of the acquired intangible assets derived from Vidazoo acquisition.

Financial Income (Expense), Net. Finance income increased by $16.5 million from $4.5 million in 2022 to $21.0 million in 2023. The increase was primarily due to interest income earned on increased cash balances invested in bank deposits and marketable securities which yielded a higher interest rate in 2023.

Taxes on income. Taxes on income increased from $14.4 million, or 2% of revenue in 2022 to $20.3 million, or 3% of revenue in 2023.  The increase was primarily due to higher pretax income in 2023 and a one-time recognition of earnout contingent expenses which are non-deductible for tax purposes.

B.	LIQUIDITY AND CAPITAL RESOURCES

To date, we have financed our general capital expenditures with cash generated from operations, debt and equity offerings. To the extent we acquire new businesses, these acquisitions may be financed by any of, or a combination of, current cash on the balance sheet, cash generated from operations, debt or equity issuances.

As of December 31, 2023, we had $472.7 million in cash, cash equivalents, short-term deposits and marketable securities, compared to $429.6 million at December 31, 2022. The $43.1 million increase is primarily result of $155.5 million net cash provided by operating activities offset by $101.9 million cash paid in connection with the Hivestack acquisition, net of cash acquired and $13.3 million cash paid with connection to Vidazoo’s contingent consideration. In February 2024, our board of directors approved a shares repurchase plan for an aggregate amount of up to $50 million, which, as of the date of this report, was increased to a total of up to $75 million. The program is subject to the filing of the Company’s audited annual financial report for the year 2023, which is part of this annual report.

We believe that our current working capital and cash flow from operation, in addition to proceeds from our 2021 public offerings, are sufficient to meet our operating cash requirements for at least the next twelve months. Our cash requirements have principally been for working capital, capital expenditures and acquisitions.

The following table presents the major components of net cash flows for the periods presented (in thousands of U.S. dollars):

	Year ended December 31,
	2022	2023
Net cash provided by operating activities	$122,119	$155,463
Net cash used in investing activities	(46,816)	(133,354)
Net cash used in financing activities	(3,258)	(10,823)
Effect of exchange rate changes on cash and cash equivalents	(59)	141
Net increase in cash and cash equivalents and restricted cash	$71,986	$11,427

Net cash provided by operating activities

In 2023, our operating activities provided cash in the amount of $155.5 million, primarily as result of income in the amount of $117.4 million, increased by non-cash expenses of change in payment obligation related to acquisitions of $19.3 million, stock-based compensation expenses of $15.6,depreciation and amortization of $14.1 million, offset by a net change of $3.2 million in operating assets and liabilities and $5.5 million change in accrued interest, net.

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

Net cash used in investing activities

In 2023, we used in our investing activities $133.4 million cash, primarily due to $101.9 million cash paid for the acquisition of Hivestack, net of cash acquired, $76.6 million purchase of marketable securities, net of sales, and $0.8 million purchase of property plant and equipment, offset by $46.0 proceeds from short-term deposits, net.

In 2022, we used in our investing activities $46.8 million cash, primarily due to $36.2 million investment in short-term deposits, $9.6 million cash paid in connection to acquisitions and $1.1 million purchase of property plant and equipment.

Net cash used in financing activities

In 2023, we used in our financing activities $10.8 million, primarily due to $13.3 million payment of contingent consideration, offset by $2.4 million proceeds from exercise of options.

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

We conduct our research and development activities primarily in Israel, Europe and starting December 2023, in Canada. As of December 31, 2023, our research and development department included 157 employees and the services of additional 13 contractors through a third-party service providers. Research and development expenses were $34.4 million and $33.1 million in the years ended December 31, 2022 and 2023, respectively. We regard technology and innovation as core drivers of our culture and operations and are essential for our growth. Hence, we invest substantial resources in research and development, both in-house and through sub-contractors and collaborations with third parties, to develop new products and platform solutions, applications and services, improve our core technologies and enhance our technology infrastructure and capabilities. Our advanced technological solutions, which are applied throughout the consumer journey and marketing funnel, include capabilities that enabled us to achieve above industry average margins.

In 2023, our efforts were focused on adapting, extending and maintaining compatibility with the ever-changing business landscapes and automation of our platforms and operating systems.

For a discussion of our intellectual property and how we protect it, see “Business Overview—Intellectual Property” under Item 4.B. above.

D.	TREND INFORMATION

Industry trends expected to affect our revenue, income from continuing operations, profitability and liquidity or capital resources:

The digital advertising environment is very crowded and consumers suffer from over exposure to advertising, which in turn has resulted in a certain level of blindness to these campaigns, decreasing their effectiveness and value to advertisers. To cut through the clutter, Perion is concentrating on offering unique, stand-out quality ad formats, including tremendous creative execution that grabs the attention of consumers, thereby increasing the effectiveness of the ad and ultimately the value to advertisers.

The macroeconomic environment during 2023 forced advertisers to reassess their digital advertising budgets, causing them to shift budgets from standard ad units to direct response platforms such as search advertising and high-impact ad units for video and display, including CTV and retail. These actions were intended to increase customer engagement, thus enhancing their brand equity and increasing return on investment (ROI). Through its business diversification strategy, Perion operates across all major digital channels, and can rapidly react to those shifts in spending and capitalize on them by focusing its efforts and resources to where budgets are shifting.

Retail media is a fast-growing market segment, as retailers look to leverage the first-party data they manage to create advertising opportunities both on their consumer-facing websites and the open web. According to eMarketer, Retail media accounted for $46.7 billion in 2023, 17.3% of all digital ad spending in the U.S., and is expected to increase by 136% to $110.4 billion by 2027, or 26% of the U.S. digital ad spending. Perion’s Retail Media solutions provide a unique solution through advertising “Ads-as-a-platform” that enable personalized, dynamic solutions in Perion’s signature high-impact approach, which are highly coveted as grocers and other retailers shift from print advertising to digital solutions. Perion also offers retailers an “always on” solution, ensuring retailers consistent advertising that drives high brand awareness along ongoing performance campaigns on one hand, and generates a steady revenue stream for Perion along the year.

Advertisers and consumers are increasingly aware of online privacy matters, recognizing the need to protect user privacy ahead of the expected depreciation of cookies by Google. This is evident in the continuous increase in customer adoption of Perion’s cookieless SORT® solution, as over 80% of our SORT®-eligible campaigns adopted our SORT® solution in Q4 2023.

Another trend we are seeing is a shift from linear TV to digital Connected TV (CTV). Even though traditional linear TV ad spending dominates the market, CTV advertising is growing at a much faster rate. According to eMarketer, CTV ad spending is expected to increase from $24.6 billion in 2023 to $42.4 billion in 2027, while linear TV ad spending is expected to decrease by 9.3% from $60.4 billion to $54.7 billion during the same period. Perion’s CTV business continued to gain traction in 2023, growing by 56% year-over-year and representing 8% of its total display advertising revenue.

The digital advertising environment is complex and fragmented, making it increasingly difficult for advertisers, including brands and agencies, to determine the difference between offerings. This is driving advertisers to look for comprehensive and holistic solution and service providers. In addition, advertisers are looking for clean, safe and transparent solutions. Perion is working diligently to address these needs in our various revenue streams by providing robust, scalable and differentiated products across multiple platforms. Our solution offers a full suite of services for advertising brands and agencies, from creative all the way through to analytic data collection and processing, which is also utilized through its in-demand programmatic capabilities. Through Content IQ, we provide advertisers the ability to serve advertisements which are targeted to the end-user’s interests alongside relevant optimized content and page-level reader engagement. Our solution includes a technology platform for buying media on social and mobile platforms which helps optimize the money spent by agencies and advertisers. In turn, we also provide the publisher a solution for creating new advertising inventory and increasing their revenue.

Our search monetization revenue is predominantly within the desktop computer environment. The transition in recent years of consumer consumption of applications, services and content from desktop towards mobile platforms has accelerated and, as a result, an increasing share of advertising campaigns are channeled towards mobile platforms resulting in fewer consumer software downloadable products being developed. To address this trend, we have shifted the growth focus of all parts of this business away from downloadable desktop software towards the monetization of other search assets.

In the first quarter of 2024, we experienced a decline in our search advertising activity, attributable to changes in advertising pricing and mechanisms implemented by Microsoft in its search distribution marketplace. These adjustments led to a reduction in Revenue Per Thousand Impressions (RPM) for both Perion and other Microsoft distribution partners. These changes contributed to decreased search volume. Our results of operations were negatively impacted as a result in the first quarter of 2024 and we expect an adverse impact on our results of operations in the future. For additional information see also the Risk Factor titled - “Our search advertising solution depends heavily upon revenue generated from our agreement with Microsoft, and any adverse change in that agreement could adversely affect our business, financial condition and results of operations.”

Another trend that is shaking up the Internet, and specifically search advertising, is generative AI and Microsoft’s Bing integration of the AI-driven ChatGPT. Even though generative AI is expected to change the way we consume content on the Internet, ChatGPT quickly gained traction, reaching 1 million users in the first days after being launched in late 2022. In fact, the new AI-powered Bing search engine reached 100 million daily active users during March 2023, with roughly one-third of users new to Bing. It is expected that ChatGPT will revolutionize Bing search capabilities by providing more advanced and intuitive search experiences for its users, better meeting their needs and expectations.

Since the launch of Microsoft’s ChatGPT, other companies were quick to introduce their own Generative AI platforms such as Gemini (formerly known as Bard) by Google, Claude by Anthropic and Grok by X. This is likely to result in the creation of tools that could increase competition in the advertising technology industry and lower barriers to entry.

In the past few years, browser companies, particularly Google and Microsoft, as well as others, have been instituting policy changes, regulations and technologies that are making it increasingly difficult to change a browser’s settings, even with user consent, including the ability to change a browser’s default search settings. Changing these settings has been a major part of the Company’s monetization model and until now we have been successful in dealing with these measures, within the framework allowed by these companies. We continue to believe, as supported by the level of revenue over the last couple of years, that as the market continues to consolidate around accepted marketing practices, there remains sufficient business to generate significant revenue and profits.

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

Revenue recognition

The Company applies the provisions of Accounting Standards Codification 606, Revenue from Contracts with Customers (“ASC 606” or “Topic 606”). The Company applies the practical expedient for incremental costs of obtaining contracts when the associated revenue is recognized over less than one year.

The Company generates revenue primarily from two major sources, Display Advertising and Search Advertising. The Company evaluates whether Search Advertising revenue and Display Advertising revenue should be presented on a gross basis, which is the amount that a customer pays for the service, or on a net basis, which is the amount of the customer payment less amounts the Company pays to publishers. In making that evaluation, the Company considers whether it controls the promised good or service before transferring that good or service to the customer. The Company considers indicators such as whether the Company is the primary obligor in the arrangement and assumes risks and rewards as a principal or an agent, whether it changes the products or performs part of the service, whether the Company has discretion in establishing prices and whether it controls the underlying advertising space. The evaluation of these factors is subject to significant judgment and subjectivity.  Generally, in cases in which the Company controls the specified good or service before it is transferred to a customer, revenue is recorded on a gross basis.

Stock-Based Compensation

The Company accounts for share-based compensation under ASC 718, “Compensation - Stock Compensation”, which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees, contractors and directors. ASC 718 requires companies to estimate the fair value of equity-based awards on the date of grant, using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated statement of income. The Company estimates forfeitures at the time of grant, and revised if necessary in subsequent periods, if actual forfeitures differ from those estimates.

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

Total stock-based compensation expense recorded during 2023 was $15.6 million, of which $0.9 million was included in cost of revenue, $2.8 million in research and development expenses, $7.0 million in selling and marketing expenses, and $4.9 million in general and administrative expenses.

As of December 31, 2023, the maximum total compensation cost related to options and RSU’s, granted to employees and directors not yet recognized amounted to $25.7 million. This cost is expected to be recognized over a weighted average period of 1.58 years.

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

Accounting for tax positions requires judgments, including estimating reserves for potential uncertainties. We also assess our ability to utilize tax attributes, including those in the form of carry forwards for which the benefits have already been reflected in the financial statements. We record valuation allowances for deferred tax assets that we believe are not more likely than not to be realized in future periods. While we believe the resulting tax balances as of December 31, 2023 are appropriately accounted for, the ultimate outcome of such matters could result in favorable or unfavorable adjustments to our consolidated financial statements and such adjustments could be material. See Note 13 of the Financial Statements for further information regarding income taxes. We have filed or are in the process of filing local and foreign tax returns that are subject to audit by the respective tax authorities. The amount of income tax we pay is subject to ongoing audits by the tax authorities, which often result in proposed assessments. We believe that we adequately provided for any reasonably foreseeable outcomes related to tax audits and settlement. However, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved, audits are closed or when statutes of limitation on potential assessments expire.

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

For the years ended December 31, 2022 and 2023, no impairment losses were recorded.

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

For the years ended December 31, 2022 and 2023, no impairment of long-lived assets was recorded.

Recent Accounting Standards

For a discussion of other significant accounting policies used in the preparation of our financial statements and recent accounting pronouncements, see Note 2 to our consolidated financial statements contained elsewhere in this Annual Report.

ITEM 6.          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our executive officers and directors as of March 27, 2024:

Name	Age	Position
Eyal Kaplan*(1)(2)	64	Chairman of the Board of Directors
Tal Jacobson	49	Chief Executive Officer; Director
Maoz Sigron	46	Chief Financial Officer
Michal Drayman*(1)(4)	51	Director
Amir Guy*(1)(3)	54	Director
Rami Schwartz*(4)	66	Director
Michael Vorhaus*(2)(3)	66	Director
Joy Marcus*(2)(3)(4)	62	Director
Daniel E. Aks	64	President, Undertone

* “Independent director” under the Nasdaq Listing Rules.

(1) Member of our investment committee.

(2) Member of our nominating and governance committee.

(3) Member of our compensation committee.

(4) Member of our audit committee.

On August 1, 2023 Tal Jacobson was promoted to Chief Executive Officer, replacing Doron Gerstel. Following Mr. Jacobson’s promotion, Mr. Gerstel stepped down from the executive team and later, in November 2023, Mr. Jacobson also replaced Mr. Gerstel as a member of our board of directors.

There are no arrangements or understandings between any of our directors or executive officers and any other person pursuant to which our directors or executive officers were selected.

Eyal Kaplan has served as the chairperson of the board of directors of the Company since May 2018. He is also the chairperson of Medial Earlysign, a privately held company in the healthcare technology field, since 2020 and as board member at CUBEC Investment Corporation, owned by the University of Colorado Boulder since 2021. Mr. Kaplan is also engaged in advisory and consulting, focusing on growth-through-innovation and corporate strategies. Prior to that, he was Managing General Partner with Walden Israel, a venture capital firm, during which time he was Director and chairperson of numerous portfolio companies. In 1990 he co-founded Geotek Communications, an international wireless communications company, and served as senior vice president with broad strategic, managerial and operational responsibilities until 1995. Mr. Kaplan was a member of the Technion (Israel Institute of Technology) Council (executive board) from January 2014 until September 2023, serving the maximum allowed term., where he chaired the Finance and Budget Committee, and is currently the chairman of the Technion’s Endowment Investment Committee. Since 2012 he has been a member of the Technion Board of Governors, a body of some 300 high-profile visionaries and decision makers with outstanding achievements in the fields of science, technology, economy, industry, culture and society. From 2007 to 2012, Mr. Kaplan was a member of the Advisory Committee of Caesarea Center for Capital Markets & Risk Management, and from 2005 to 2014, he was a member of the Advisory Committee of the Global Consulting Practicum at the Wharton School of the University of Pennsylvania. Mr. Kaplan holds an MBA from the Wharton School of the University of Pennsylvania, a Master of Arts in International Studies from the Lauder Institute of the University of Pennsylvania, and a Bachelor of Science degree (with Honors) in economics and management from the Technion - Israel Institute of Technology.

Tal Jacobson has been a leader and executive in the ad-tech industry for more than two decades. Prior to his appointment as Perion's CEO in 2023, Tal served as General Manager of CodeFuel, Perion's Search Advertising unit, since 2018. During his tenure, he turned CodeFuel into a significant driver of Perion's market share and valuation. He also cemented a strategic relationship with Microsoft for which the company won the Microsoft Advertising Global supply partner award. Tal's success is rooted in his extensive experience in all facets of the tech industry. As Chief Revenue Officer of SimilarWeb, he was paramount to the Israeli unicorn growth spurt in its early days. Prior to that, he held the position of VP of Business at McCann Erickson, the role of CEO at the video collaboration platform Watchitoo, and Director of Business Development at AOL (as part of the IM division - ICQ).

 Maoz Sigron has served as the Chief Financial Officer of the Company since February 2018. Prior to that, from September 2017 until February 2018, Mr. Sigron served as our VP Finance. Previously, he served in various finance leadership and senior accounting positions at Tnuva Dairy Corporation, Allot Communications Ltd. (Nasdaq:ALLT) and Stratasys Ltd. (Nasdaq:SSYS) and prior to that he served as a CPA with PwC. Mr. Sigron holds a B.A in accounting and Economics from the College of Management, Israel.

Michal Drayman has served as a director of the Company since June 2022. Ms. Drayman serves as a director and member of the audit and compensation committee of Ree Automotive Ltd. (Nasdaq:Ree) and serves on the boards of several privately held companies including  aVISI Ltd. and MetzerPlast. A long standing investor who served as a partner in Jerusalem Venture Partners VC since 2014 to sept 2023 and a CFO and VP business development at European High Tech Capital, a privately held investment firm which is focused on healthcare investments. Prior to that from 2001 to 2004 Ms. Drayman served as the VP Finance America of Lumenis Inc. From 1994 to 2001, Ms. Drayman served in different financial positions in Lumenis Ltd. (previously, Nasdaq:LMNS). Ms. Drayman holds a BA in Economics and Accounting from Haifa University and an MBA in excellence from The College of Management, Rishon Letzion, Israel, Biomedical Management Track.

Amir Guy has served as a director of the Company since June 2022.  Mr. Guy spent most of his career, more than 26 years, in the advertising industry, both in corporate and entrepreneurial settings. Mr. Guy is the founder of Moonshoot since October 2023. Mr. Guy was the founder of togetherr (a Fiverr company) since March 2021 through 2022. Mr. Guy served as a director of Adler-Chomski Group / Grey Israel until July 2023. Prior to joining Adler-Chomski Group, Mr. Guy served in various accounting roles, including Wunderman Thompson LLC and other private advertising companies. Mr. Guy holds a B.B.A in marketing and finance from the College of Management in Israel and an MBA from the Kellog School of Management at Northwestern University.

Rami Schwartz has served as a director of the Company since January 2019. Mr. Schwartz joined The Portland Trust as Managing Director of the Tel Aviv office in April 2018. Mr. Schwartz also serves as a director of Radcom (NASDAQ: RDCM) and an advisory board member of Algosec. Previously, Mr. Schwartz was the President of the Amdocs Products and Amdocs Delivery groups for 7 years. Prior to joining Amdocs, Mr. Schwartz was the chairperson of Olive Software (acquired by ESW Capital), and Comply (acquired by Qualitest), the co-founder and CEO of Zizio and DigiHOO, and an EIR at Cedar Fund. Mr. Schwartz was CEO and director of Exanet (acquired by Dell) and General Manager of Precise Software (acquired by Veritas software). Mr. Schwartz holds a B.Sc. in excellence, in Mathematics and Computer Science from the Hebrew University in Jerusalem.Exanet (acquired by Dell) and General Manager of Precise Software (acquired by Veritas software). Mr. Schwartz holds a B.Sc. in excellence, in Mathematics and Computer Science from the Hebrew University in Jerusalem.

Michael Vorhaus has served as a director of the Company since April 2015.  Mr. Vorhaus also serves as a Director of Ionik (formerly known as Popreach) (TSE:INIKIF). Starting December of 2018, Mr. Vorhaus  founded Vorhaus Advisors and is CEO of the firm. From 1994 to November 2018, he was in a variety of positions at of Frank N. Magid Associates, Inc., a research-based strategic consulting firm. From 1994 to 2008, he served as its Senior Vice President and Managing Director and from 2008 to 2018 he served as the President of Magid Advisor, a unit of Magid Associates. From 2013 to 2014, Mr. Vorhaus served as a director of Grow Mobile. In 1987, he founded Vorhaus Investments. Vorhaus advises a number of start-ups and venture capital firms. He also has a wide variety of early stage investments primarily in media and related areas. Mr. Vorhaus formerly served as a director of Altimar Acquisitions Corporation I, II and III. Mr. Vorhaus holds a B.A. in Psychology from Wesleyan University and completed the Management Development Program at the University of California, Berkeley’s Haas School of Business.

Joy Marcus has served as a director of the Company since November 2019.  Ms. Marcus has a wealth of experience in the media industry, including EVP and GM Digital Video at Condé Nast Entertainment, CEO of Bloglovin’ (acquired by Impact), SVP Global Marketing Solutions at Time Warner (now WarnerMedia), VP International at MTV Networks, a division of Viacom (now Paramount) and GM North America of DailyMotion (acquired by Orange/France Telecom) and VP Business Development at B&N.com (IPO). She sits on the Boards of digital media companies BBC Maestro, Muso and Qwire, and the nonprofits New York Tech Alliance and MOUSE. Joy is the Co-Founder and Managing Director of The 98, a venture fund that invests in women led tech enabled businesses. She is a full time Lecturer on Entrepreneurship at Princeton University where she was the James Wei Visiting Professor in Entrepreneurship in 2014 and is a Venture Fellow at Jerusalem Venture Partners. Joy graduated Magna Cum Laude, Phi Beta Kappa, from Princeton University and has a JD from NYU Law School and completed the management course in Finance & Accounting at Columbia University Graduate School of Business.

Daniel E. Aks has served as President of Undertone since August 2019 and an external director of the Company from August 2018 until August 2019. Since December 2017, Mr. Aks is the Chief Executive Officer of Antenna International, a story-maker and creative technology company devoted to cultural, iconic site and commercial attractions. Prior to Antenna, from December 2010 to December 2017, he was the owner of C3 Multimedia LLC., a consulting firm in the fields of information, education K-16 and media and during his term with C3 was, inter-alia, the Acting Chief Operating Officer for the Educational Records Bureau (ERB), a K-12 assessment organization serving private education and high performing public institutions (from March 2015 until December 2017). From January 2014 until December 2017, Mr. Aks was the Co-Founder of The EdTech Fund, an investment vehicle for seed capital investments in educational technologies. He also served as the Senior Vice President and Chief of Staff for McGraw-Hill Education (MHE) from September 2008 until November 2010 . From July 2007 until April 2008 he served as the Chief Operating Officer and Executive Vice President at The Greenspun Companies. Prior to that from January 2006 to July 2007, he held positions with MTV Networks (MTVN) as a Senior Vice President of both Operations and Consumer Products. Prior to MTVN, from August 1999 to June 2004, Mr. Ask served PRIMEDIA’s Consumer Magazine Group as Chief Operating Officern. He was also President of PRIMEDIA Consumer Magazine Internet Group during that term. Prior to joining PRIMEDIA, Mr. Aks was a partner with the Booz Allen Hamilton consulting firm. Mr. Aks holds a BS in Manufacturing/Industrial Engineering and a B.A. in Business Administration from Rutgers University and earned an MBA from the Harvard University Graduate School of Business Administration, where he graduated with second-year honors.

There are no family relationships between any of our directors or executive officers.

B.	COMPENSATION

The aggregate direct compensation we paid to our directors and officers as a group (13 persons) for the year ended December 31, 2023, was approximately $12.8 million, which included approximately $0.5 million that was set aside or accrued to provide for pension, retirement, severance or similar benefits. This amount includes bonuses paid to our officers pursuant to our executive bonus plan based on company performance measures, in accordance with our Compensation Policy for Directors and Officers. This amount does not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses, and other benefits commonly reimbursed or paid by companies in Israel. In addition, our directors are reimbursed for expenses incurred in order to attend board of directors or committee meetings.

In the year ended December 31, 2023, we granted our officers (i) 170,463 restricted share units (“RSUs”), which vest over a three-year period; and (ii) 160,000 performance-based share units (“PSUs”), linked to certain financial KPI’s. These awards were granted under our Equity Incentive Plan, as amended, formerly known as the 2003 Israeli Share Option Plan (the “Incentive Plan”).

In 2023, we paid each of our non-executive directors $62,500 (as approved by our shareholders on June 30, 2022). At the annual general meeting of our shareholders held on December 23, 2020, an annual grant of RSUs to our non-executive directors has been approved, with a variable value based on the role held by each such member of the board of directors. With respect to new appointed directors, such grant shall be made initially upon the initial election or appointment and on each anniversary of such date. With respect to our incumbent non-executive directors, the initial grant, was made on February 6, 2021, the date of the first anniversary of the most recent option grant. The RSUs are subject to the terms and conditions of the Incentive Plan and the RSU agreement pursuant to the Incentive Plan. The RSUs vest on a quarterly basis, in equal tranches, during the year following the grant. All unvested RSUs held by a director in office will automatically vest upon a change of control of the Company, which is defined for this purpose as (i) a merger, acquisition or reorganization of the Company with one or more other entities in which the Company is not the surviving entity, (ii) a sale of all or substantially all of the assets of the Company, or (iii) a transaction or a series of related transactions as a result of which more than 50% of the outstanding shares or the voting rights of the Company are beneficially owned by one person or group (as defined in the SEC rules) (the “Change of Control”). Accordingly, each non-executive director was granted with an annual RSU grant according to his/her role, with a value as follows:

•	chairperson of our audit committee: $110,000;

•	chairperson of our compensation committee: $107,500;

•	chairperson of our nominating and governance committee: $105,000; and

•	other non-executive directors: $97,500.

The compensation we paid to our chairman of the board of directors, Mr. Kaplan, for the year ended December 31, 2023 was $125,000, (as approved by our shareholders on June 30, 2022) paid in four quarterly payments and reimbursement of out-of-pocket expenses incurred in connection with Mr. Kaplan’s services as chairman. Mr. Kaplan is also entitled to indemnification and liability insurance as provided to other members of the board of directors. Mr. Kaplan’s services agreement also includes customary non-disclosure, non-compete, and ownership assignment of intellectual property undertakings.

Following the approval of the extraordinary general meeting of our shareholders held on August 2, 2018, Mr. Kaplan was granted with a one-time grant of options to purchase 66,666 Ordinary Shares, with a 3-year vesting schedule, commencing on May 9, 2018 (the “August 2018 Grant”). In addition, following the approval of the annual general meeting of our shareholders held on February 6, 2020, and subject to the continued engagement as our chairman of the board of directors, Mr. Kaplan was granted with a one-time grant of options to purchase 90,000 Ordinary Shares with a 3-year vesting schedule (the options vest quarterly in equal tranches over a three-year period), commencing on May 9, 2021, at an exercise price per share equal to the average stock market price of the 90 days period preceding the date of the general meeting of our shareholders, as reported by the Nasdaq Stock Market (together with August 2018 Grant, the “Chairperson’s Previous Grants”). The options granted are subject to the terms and conditions of the Incentive Plan and the option agreement pursuant to the Incentive Plan. Upon removal of Mr. Kaplan from office either by a vote of the board of directors or by a vote of the Company’s shareholders, either (i) as a direct result of the negotiation of a Change of Control; or (ii) within six months following a Change of Control event (for the avoidance of doubt, in both (i) and (ii), other than for “cause” – as such term defined in the Incentive Plan) all unvested options shall automatically be accelerated and become fully vested on the effective date of any such event described in either (i) or (ii).

Following the approval of the annual general meeting of our shareholders held on December 23, 2020, the equity grant structure to Mr. Kaplan, our chairperson of the board of directors, was changed as well, from a grant of options to grant of RSUs. Accordingly, Mr. Kaplan was granted an annual grant of RSUs with a value of up to $200,000, such annual grant shall be equal to the difference between the fair market value per vesting annum of the Chairperson’s Previous Grants and the approved cap of $200,000. The initial grant was made on February 6, 2021. With respect to new appointed chairperson of our board of directors, such grant shall be made initially upon the initial election or appointment and on each anniversary of such date. The RSUs granted are subject to the terms and conditions of the Incentive Plan and the RSU agreement pursuant to the Incentive Plan. The RSUs shall vest on a quarterly basis, in equal tranches, during the year following the grant. All unvested RSUs held by a chairperson in office will automatically vest upon a Change of Control event. In addition, the Company’s shareholders approved a one-time special grant of 19,000 fully vested RSUs. The grant date of this special grant was the date of our board of directors’ approval which occurred on October 27, 2020.

The table below reflects the compensation granted to our five most highly compensated office holders during or with respect to the year ended December 31, 2023. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table below, “compensation” includes salary cost, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to the Company, as recognized in our financial statements for the year ended December 31, 2023, including the compensation paid to such Covered Executive following the end of the year in respect of services provided during the year. Each of the Covered Executives was covered by our D&O liability insurance policy and was entitled to indemnification and exculpation in accordance with applicable law and our articles of association. All numbers below are in US Dollars in thousands.

Name and Principal Position (1)	Salary Cost (2)	Bonus (3)	Equity-Based Compensation (4)	Total
Tal Jacobson, Chief Executive Officer	651	853	1,916	3,420
Doron Gerstel, Former Chief Executive Officer	166	822	1,577	2,565
Maoz Sigron, Chief Financial Officer	416	616	691	1,723
Daniel E. Aks, President, Undertone Business Unit	585	228	546	1,359
Gal Dagan, Co-Founder and Former VP R&D, Vidazoo Business Unit	303	-	675	978

(1) Unless otherwise indicated herein, all Covered Executives are employed on a full-time (100%) basis. On August 1, 2023, Doron Gerstel stepped down from his role as Company’s CEO and later, in November 2023, Mr. Gerstel also stepped down from his role as a member of our board of directors. Gal Dagan’s role as VP R&D of Vidazoo Business ended on December 31, 2023.

(2) Salary cost includes the Covered Executive’s gross salary plus payment of social benefits made by the Company on behalf of such Covered Executive. Such benefits may include, to the extent applicable to the Covered Executive, payments, contributions and/or allocations for savings funds (e.g., Managers’ Life Insurance Policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, risk insurances (e.g., life, or work disability insurance), payments for social security and tax gross-up payments, vacation, medical insurances and benefits, phone, convalescence or recreation pay and other benefits and perquisites consistent with the Company’s policies.

(3) Annual bonuses granted to the Covered Executives based on formulas set forth in the annual compensation plan and/or special bonus approved by compensation committee of the board and the board of directors pursuant to the terms of our Compensation Policy for Directors and Officers.

(4) Represents the equity-based compensation expenses recorded in our consolidated financial statements for the year ended December 31, 2023. Such numbers are based on the RSU grant date fair value in accordance with accounting guidance for equity-based compensation and does not necessarily reflect the cash proceeds to be received by the applicable officer upon the vesting and sale of the underlying shares. For a discussion of the assumptions used in reaching this valuation, see Note 2 to our Financial Statements.

Compensation Terms of our Chief Executive Officer

Tal Jacobson was appointed as our Chief Executive Officer effective August 1, 2023. His compensation terms as Chief Executive Officer were approved by the shareholders at the Annual General Meeting held on June 21, 2023. The following is a summary of his compensation terms, which are consistent with the Company's Compensation Policy.

Mr. Jacobson's annual base salary was set at NIS 1,440,000 (equivalent to approximately 397,022 USD) effective February 7, 2023. He is eligible for a target annual cash bonus of up to 100% of his annual base salary, or 150% in case of overachievement, based on a performance matrix pre-approved annually by the Company's Compensation Committee and board of directors. The bonus also includes a discretionary component, not based on measurable performance indexes. In addition, our Compensation Committee and the board of directors shall be authorized to grant Mr. Jacobson, from time to time, a special bonus as set out in, and subject to the terms of, our Compensation Policy.

In addition, Mr. Jacobson was granted 90,000 RSU and 90,000 PSUs as of February 7, 2023. The RSUs shall vest over three years with a 12-month cliff; one-third vests on the first anniversary of the grant date, and the balance vests quarterly over the next eight quarters. The PSUs are subject to the Company meeting at least 80% of revenue and Adjusted EBITDA targets for fiscal years 2023, 2024, and 2025. No PSUs vest if either revenue or Adjusted EBITDA targets are below 80%. The vesting of the PSUs is calculated based on the average performance levels of actual revenue and Adjusted EBITDA. The maximum vesting of the PSUs is capped at 100%. The PSUs will not vest before the first anniversary of the grant date. The RSUs and PSUs are subject to vesting acceleration provisions in the event of a change in control of the Company, provided that the Mr. Jacobson is still employed by the Company or any of its subsidiaries, as the case may be. The PSUs and RSUs will become fully vested upon the closing of an M&A Event, which shall mean in essence (A) any consolidation, merger or reorganization (“Transaction”) of the Company, in which the shareholders of the Company, immediately prior to such Transaction, own less than 50% of the voting power of the surviving entity (or its affiliated company, as the case may be) immediately after such Transaction; or (B) any transaction or series of related transactions to which the Company is a party, in which all or substantially all of the Company’s outstanding share capital is transferred to any entity or person (excluding a public offering in a stock exchange, or any consolidation, merger or reorganization effected exclusively to change the domicile of the Company, or a transaction or series of related transactions, in which the shareholders of the Company prior to such transaction, hold more than 50% of the voting and economic rights of the Company or surviving entity, as applicable, immediately following such transaction), or (C) the sale, lease, exclusive license, transfer or other disposition, in a single transaction or series of related transactions of all or substantially all the assets of the Company and its subsidiaries taken as a whole, or the sale or disposition of one or more subsidiaries of the Company if substantially all of the assets of the Company and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, or any exclusive license of material intellectual property of the Company, other than when any such transfer is to a wholly owned subsidiary of the Company.

Mr. Jacobson's employment agreement includes non-solicitation, confidentiality, intellectual property assignment, insurance plan participation, expense reimbursement and 28 annual vacation days. The employment agreement is for an indefinite period. and may be terminated by either party with a 6-month advance notice. Mr. Jacobson performance-based compensation is subject to our clawback policy.

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

As of March 27, 2024, our board of directors consists of seven directors. Our directors are elected in three staggered classes by the vote of a majority of the ordinary shares present and entitled to vote at meetings of our shareholders at which directors are elected. The members of only one staggered class will be elected at each annual meeting for a three-year term, so that the regular term of only one class of directors expires annually. Our annual meeting of shareholders is required to be held at least once during every calendar year and not more than fifteen months after the last preceding meeting.

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

Audit Committee

Our audit committee is comprised of Ms. Michal Drayman (chairperson), Ms. Joy Marcus and Mr. Rami Schwartz, and operates pursuant to a written charter.

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

D.	EMPLOYEES

The breakdown of our employees, by department, as of the end of each of the past three fiscal years is as follows:

	December 31,
	2021	2022	2023
Cost of sales	83	91	129
Research and development	115	121	158
Selling and marketing	154	150	170
General and administration	68	78	104
Total	420	440	561

As of December 31, 2023, we had 561 employees globally, from whom 235 were located in Israel, 173 were located in the United States, 99 were located in Canada, 34 were located in Europe and 20 of our employees were located across APAC. As of December 31, 2023, we also engaged the services of 112 contractors in different locations through a third-party service organization.

We provide our employees around the world with fringe benefits in accordance with applicable law and we are subject to various labor laws and labor practices around the world. In Israel we are subject to certain labor statutes and national labor court precedent rulings, as well as to some provisions of the collective bargaining agreements. These provisions of collective bargaining agreements apply to our Israeli employees by virtue of extension orders issued in accordance with relevant labor laws by the Israeli Ministry of Economy and Industry, and which apply such provisions under the extension orders to certain or all Israeli employees including our employees even though they are not directly part of a union that has signed a collective bargaining agreement. The laws and labor court rulings that apply to our employees principally concern, among others, minimum wage laws, procedures for dismissing employees, determination of severance pay, leaves of absence (such as annual vacation or maternity leave), sick pay and other conditions for employment. The extension orders which apply to our employees principally concern, among others, the requirement for the length of the workday and the work-week, annual recuperation pay and commuting expenses, and payments to pension funds. As mentioned above, we are required to insure all of our employees by a comprehensive pension plan or a managers’ insurance according to the terms and the rates detailed in the extension order. In addition, Israeli laws determine minimum wages for workers, minimum paid leave or vacation, sick leave, working hours and days of rest, insurance for work-related accidents, determination of severance pay, the duty to give notice of dismissal or resignation and other benefits and terms of employment. We have never experienced a work stoppage, and we believe our relations with our employees are good.

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

Our U.S. subsidiaries sponsor a retirement plan for eligible employees. Their 401(k) Plan allows eligible employees to defer compensation up to the maximum amount allowed under the current Internal Revenue Code. Our U.S. subsidiaries may make discretionary employer matching contributions to the 401(k) Plan to match employees’ elective deferrals subject to certain nondiscrimination  requirements under the Internal Revenue Code. This matching contribution is made for all eligible employees who elected to make salary deferral contributions into the plan. In addition to 401(k) Plan, our U.S subsidiaries provide healthcare and life insurance coverage to all eligible employees.

Our Canadian subsidiary offers its employees a Registered Retirement Savings Plan with employer matching contributions. A Registered Retirement Savings Plan is a savings plan that is registered with the Canada Revenue Agency. The employer will match employee contributions up to a specific percentage of earnings and up to a maximum dollar amount per calendar year.  Our Canadian subsidiary also offers eligible employees a group insurance program for life, disability, health and dental benefits. All benefits are employer paid except the long-term disability benefit.

E.	SHARE OWNERSHIP

Security Ownership of Directors and Executive Officers

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of March 27, 2024 by all of our directors and executive officers as a group and by each officer and director who beneficially owns 1% or more of our outstanding ordinary shares.

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

Except as indicated in the footnotes to this table, each officer and director in the table has sole voting and investment power for the shares shown as beneficially owned by them. Percentage ownership is based on 48,422,123 ordinary shares outstanding as of March 27, 2024 (such amount excludes 115,339 ordinary shares held by the Company).

Name	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Outstanding
All directors and officers as a group (10 persons) (1)	368,279	0.76%

(1)	Includes 93,654 RSUs and options to purchase ordinary shares that are vested or will vest within 60 days of March 27, 2024.

Employee Benefit Plans

Our Incentive Plan was initially adopted in 2003, providing certain tax benefits in connection with stock-based compensation under the tax laws of Israel and potentially the United States. On November 8, 2022 our board of directors approved to extend the term of the Incentive Plan for an additional period of two years, expiring on December 9, 2024. Please also see Note 11 to our Financial Statements for information on the options and RSUs issued under the Incentive Plan.

Under the Incentive Plan, as amended from time to time, we may grant to our directors, officers, employees, consultants, advisers, service providers and controlling shareholders options to purchase our ordinary shares, restricted shares and RSUs. As of December 31, 2023, a total of 3,025,309 ordinary shares were subject to the Incentive Plan. As of March 27, 2024, 2,804,227 RSUs and options to purchase our ordinary shares were outstanding under our Incentive Plan, of which RSUs and options to purchase a total of 444,224 ordinary shares were held by our directors and officers (10 persons) as a group. The outstanding options are exercisable at purchase prices of $6.56 per share. RSUs are exercisable at a price of NIS 0.03 per share. Any expired or cancelled options or RSUs are available for reissuance under the Incentive Plan.

Our Israeli employees and directors may be granted awards under Section 102 (“Section 102”) of the Israeli Income Tax Ordinance [New Version], 1961 (the “Ordinance”), which provides them with beneficial tax treatment, and non-employees (such as service providers, consultants and advisers) and controlling shareholders may only be granted awards under section 3(i) of the Ordinance, which does not provide for similar tax benefits. In order to be eligible for tax benefits under Section 102, the securities must be issued through a trustee, and if held by the trustee for the minimum required period, the employees and directors are entitled to defer any taxable event with respect to the award until the earlier of (the “Exercise Date”) (i) the transfer of securities from the trustee to the employee or director or (ii) the sale of securities to a third-party. Our board of directors has resolved to elect the “Capital Gains Route” (under Section 102) for the grant of awards to Israeli grantees under the Company's incentive plan. Based on such election, and subject to the fulfillment of the conditions of Section 102, under the Capital Gains Route, gains realized from the sale of shares issued pursuant to the Incentive Plan will generally be taxed at the capital gain tax rate of 25%, provided the trustee holds the securities for 24 months following the date of grant of the award. To the extent the conditions of Section 102 are not met, tax will be payable at the Exercise Date at the marginal income tax rate applicable to the employee or director (up to 47% in 2023 and additional National Security contributions). In addition, in certain circumstances, an excess tax of 3% will be imposed as well. We are not entitled to deduct for Israeli tax purposes the expenses recorded with respect to grant of awards on the “Capital Gains Route.” However, in case the employee has an ordinary income component under section 102(b)(3) of the Ordinance, that component is deductible by the company for tax purposes. The voting rights of any shares held by the trustee under Section 102 remain with the trustee.

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

See Item 6.B. “Compensation” for a description of awards granted under the Incentive Plan to our directors and officers in 2023.

F.	DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

None.

ITEM 7.          MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our shares as of March 27, 2024, by each person or entity known by us to beneficially own 5% or more of our outstanding Ordinary Shares.

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

For the purpose of calculating the percentage of shares beneficially owned by any shareholder, this table lists the applicable percentage ownership based on 48,422,123 ordinary shares issued and outstanding as March 27, 2024 (such amount excludes 115,339 Ordinary Shares held by the Company).

Except as indicated in the footnotes to this table, to our knowledge, the shareholder in the table has voting and investment power for the shares shown as beneficially owned by such shareholder, except to the extent the power is shared by spouses under community property law. Our major shareholder does not have different voting rights than our other shareholders. The information in the table below with respect to the beneficial ownership of shareholders is based on the public filings of such shareholders with the SEC through March 27, 2024 and information provided to us by such shareholders.

Name of Beneficial Owner	Shares Beneficially Owned
	Number	Percentage

Harel Insurance Investments & Financial Services Ltd. (1)	4,267,312	8.81%
The Phoenix Holdings Ltd.(2)	2,888,735	5.97%
Clal Insurance Enterprises Holdings Ltd.(3)	2,597,939	5.37%

(1) Based solely upon, and qualified in its entirety with reference to, Amendment No.2 to Schedule 13G/A filed with the SEC on January 30, 2024, by Harel Insurance Investments & Financial Services Ltd. (“Harel”). Of the 4,267,312 Ordinary Shares reported as beneficially owned by Harel ): (i) 4,074,296 Ordinary Shares are held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or insurance policies and/or exchange traded funds, which are managed by subsidiaries of Harel, each of which subsidiaries operates under independent management and makes independent voting and investment decisions, and (iii) 193,016 Ordinary Shares are beneficially held for its own account. The address of Harel is Harel House; 3 Aba Hillel Street; Ramat Gan 52118, Israel. Harel notified the Company via email that its holdings in the Company as of March 31, 2024 were 5,142,872 ordinary shares.

(2) Based solely upon, and qualified in its entirety with reference to, Amendment No.14 to Schedule 13G/A filed with the SEC on February 12, 2024, by the Phoenix Holdings Ltd. (“Phoenix”). The securities reported by Phoenix are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of Phoenix (the “Subsidiaries”). The Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients. Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions. The address of Phoenix is Derech Hashalom 53, Givataim, 53454, Israel. The Phoenix notified the Company via email that its holdings in the Company as of March 31, 2024 were 2,821,495 ordinary shares.

(3) Based solely upon, and qualified in its entirety with reference to, Amendment No.1 to Schedule 13G/A filed with the SEC on February 14, 2024, by Clal Insurance Enterprises Holdings Ltd. (“Clal”). Of the 2,597,939 Ordinary Shares as beneficially owned by Clal (i) 4,804 Ordinary Shares are beneficially held for Clal’s own account; and (ii) 2,593,135 Ordinary Shares, are held for members of the public through, among others, provident funds and/or pension funds and/or insurance policies, which are managed by subsidiaries of Clal, which subsidiaries operate under independent management and make independent voting and investment decisions.

To our knowledge, the significant changes in the percentage of ownership held by our major shareholders during the past three years preceding the date of this annual report on Form 20-F have been: (i) the increase in the percentage of ownership by Harel Insurance Investments & Financial Services Ltd. and its third-party client accounts and various direct or indirect, majority or wholly-owned subsidiaries, above 5% during the year 2022 and 2023; (ii) the increase in the percentage of ownership by the Phoenix Holdings Ltd. and its various direct or indirect, majority or wholly-owned subsidiaries, above 10% and the decrease in the percentage of ownership below 10% during the year 2022 and further decrease in their ownership percentage below 5% during 2023, according to a written notice provided to us by Phoenix Holdings Ltd. on February 21, 2023, which later increased above 5% during 2023; (iii) the increase in the percentage of ownership by Clal Insurance Enterprises Holdings Ltd. and its third-party client accounts and various direct or indirect, majority or wholly-owned subsidiaries, above 5% during the year 2023; and (iv) the decrease in the percentage of ownership held by Renaissance Technologies LLC and Renaissance Technologies Holdings Corporation below 5% during the year 2021; (v) the decrease in the percentage of ownership held by Private Capital Management, LLC below the 5% during the year 2021.

To our knowledge, as of March 27, 2024, we had 5 shareholders of record (excluding the Depository Trust Company) all of which were registered with addresses in the United States. These U.S. holders were, as of such date, the holders of record of approximately 0.02% of our outstanding shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees.

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

Legal Proceedings

From time to time, we or our subsidiaries may be a party to legal proceedings and claims in the ordinary course of business. While the outcome of these matters cannot be predicted with certainty, we do not believe they will have a material effect on our consolidated financial position, results of operations, or cash flows. We are currently not involved in any material proceedings.

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

General Corporate Tax Structure in Israel

Taxable income of Israeli companies is generally subject to corporate tax at the rate of 23% for 2018 and subsequent tax years. However, the effective tax rate payable by a company that derives income from a Preferred Enterprise or a Preferred Technological Enterprise (as further discussed below) may be considerably lower.

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

The Israeli parliament enacted a reform to the Investment Law, effective January 2011 (the “2011 Amendment”). The reform introduced new benefits for “Preferred Enterprise” instead of the benefits granted in accordance with the provisions of the Investment Law in effect prior to the 2011 Amendment. However, companies entitled to benefits under the Investment Law in effect up to January 1, 2011, which were referred to as an Approved Enterprise and Benefited Enterprise, were entitled to choose to continue to enjoy such benefits, provided that certain conditions were met, or elect instead, irrevocably, to forego such benefits and elect the benefits of the Preferred Enterprise. The 2017 Amendment introduced new benefits for Technological Enterprises, alongside the existing Preferred Enterprise tax benefits. According to the 2011 Amendment, a flat rate tax applies to companies eligible for the Preferred Enterprise status. In order to be eligible for Preferred Enterprise status, a company must meet minimum requirements to establish that it contributes to the country’s economic growth and is a competitive factor for the Gross Domestic Product (a competitive enterprise).

We elected Preferred Enterprise status commencing in 2011 and one of our Israeli subsidiaries became a Preferred Enterprise in 2017.

We believe that the Company and certain of its Israeli subsidiaries, qualify as a Preferred Technology Enterprise in 2023 and therefore, the portion of the income derived from Preferred Technology Income, as defined in the Investment Law, which qualifies for the benefits, is subject to a lower tax rate of 12% according to Amendment 73 to the Law, as described below.

Benefits granted to a Preferred Enterprise’s Preferred Income include reduced tax rates. In peripheral regions (Development Area A) the reduced tax rate was 7.5%. In other regions the tax rate was 16%. Preferred Enterprises in peripheral regions will be eligible for grants from the Israeli Authority for Investments and Development of the Industry and Economy (the “Investment Center”), as well as the applicable reduced tax rates.

A dividend distribution from a Preferred Enterprise out of the “Preferred Income” would be generally subject to 20% withholding tax (in the case of non-Israeli shareholders - subject to the receipt in advance of a valid certificate from the Israel Tax Authority ("ITA") allowing for such reduced 20% withholding tax rate, or such lower rate as may be provided under an applicable double tax treaty). Dividend distributions out of “Preferred Income” to an Israeli company, are not subject to withholding tax (although, if such dividends are subsequently distributed to individuals or a non-Israeli company the aforesaid will apply).

In December 2016, the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016, which includes Amendment 73 to the Investment Law, was published. Amendment 73 prescribes special tax tracks for technological enterprises as described below, and is in addition to the other existing tax beneficial programs under the Investment Law. On June 30, 2021, certain grandfather rules in Amendment 73 pertaining the preferred enterprises have expired, most significantly the limitation of Preferred Income to exclude such which is generated by intangible assets not related to the manufacturing or such that would not have been recognized as Preferred Technology Income.

Tax benefits under Amendment 73 that became effective on January 1, 2017.

Amendment 73 provides tax benefits for two types of “Technology Enterprises”, as described below, and is in addition to the other existing tax beneficial programs under the Investment Law.

Amendment 73 applies to “Preferred Technology Enterprise” that meet certain conditions, including, inter-alia, the following:

●
A company's average R&D expenses in the three years prior to the current tax year must be greater than or equal to 7% of its total revenue or exceed NIS 75 million (approximately $21 million) per year; and

●
A company must also satisfy one of the following conditions: (1) at least 20% of the workforce (or at least 200 employees) are employees whose full salary has been paid and reported in the Company’s financial statements as R&D expenses; (2) a venture capital investment of an amount approximately equivalent to at least NIS 8 million (approximately $2.2 million) was previously made in the company, and the company did not change its line of business after such investment; (3) growth in sales by an average of 25% or more, over the three years preceding the tax year provided that the company's turnover in the tax year and in each of the previous three years was at least NIS 10 million (approximately $2.8 million); or (4) the number of the company’s employees increased by 25% (on average) or more in the course of three years, provided that the company employed at least 50 employees in the tax year and in each of the previous three years.

●
Companies that do not meet one of the above two conditions may request preliminary approval from the National Authority for Technological Innovation regarding being companies that own an innovation-promoting enterprise.

●	A company must qualify as a “Competitive Enterprise” as described under the Investment Law.

●	Total annual consolidated revenue is below NIS10 billion (approximately $2.9 billion).

A “Special Preferred Technology Enterprise” is an enterprise that meets conditions one and two above, and in addition is a part of a group of companies that have total annual consolidated revenue in excess of NIS 10 billion (approximately $2.8 billion).

A “Preferred Technology Enterprise” satisfying the required conditions will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technology Income”, as defined in the Investment Law. The tax rate is further reduced to 7.5% for a Preferred Technology Enterprise located in Development Area A. These corporate tax rates shall apply only with respect to the portion of intellectual property developed in Israel unless certain exceptions apply. In addition, a Preferred Technology Enterprise will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million (approximately $56 million), and the sale receives prior approval from the National Authority for Technological Innovation (previously known as the Israeli Office of the Chief Scientist), to which we refer as IIA.

A “Special Preferred Technology Enterprise” satisfying the required conditions, will thereby enjoy a reduced corporate tax rate of 6% on “Preferred Technology Income” regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technology Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefitted Intangible Assets” to a related foreign company if the Benefitted Intangible Assets were either developed by the Special Preferred Technology Enterprise or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from IIA. A Special Preferred Technological Enterprise that acquires Benefitted Intangible Assets from a foreign company for more than NIS 500 million (approximately $140 million) will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

Dividends distributed to Israeli shareholders by a Preferred Technological Enterprise or a Special Preferred Technology Enterprise, paid out of Preferred Technology Income, are generally subject to withholding tax at source at the rate of 20% (in the case of non-Israeli shareholders - subject to the receipt in advance of a valid certificate from the ITA allowing for such 20% reduced withholding tax rate or such lower rate as may be provided in an applicable tax treaty). However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed to individuals or a non-Israeli company the aforesaid will apply). If such dividends are distributed to a parent foreign company that holds solely or together with other foreign companies at least 90% of the shares of the distributing company and other conditions are met, the withholding rate will be 4% (or a lower rate under a tax treaty, if applicable, subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate).

We believe that we and our Israeli subsidiary Vidazoo are qualified as a “Preferred Technology Enterprise” in 2022 and 2023, and subject to a lower tax rate of 12% according to Amendment 73 to the Law, as described above.

Law for the Encouragement of Knowledge Intensive Industry (Temporary Provision), 2023

In July 2023, the Israeli Parliament enacted the Law for the Encouragement of Knowledge Intensive Industry (Temporary Provision), 2023 (“the Angel’s Law”) among other stipulations, the Angel’s Law provides certain benefits to companies qualifying for the Preferred Technological Enterprise status in the form of tax deductions when acquiring other companies, Israeli or foreign. In order to obtain the benefits, the acquiror and target companies must meet certain criteria, perform certain actions and obtain certain approvals from the government.

Law for the Encouragement of Industry (Taxes), 5729-1969

We believe that we currently qualify as an “Industrial Company” within the meaning of the Law for the Encouragement of Industry (Taxes), 5729-1969, or the Industry Encouragement Law. The Industry Encouragement Law defines an “Industrial Company” as a company resident of Israel which was incorporated in Israel, of which 90% or more of its income in any tax year, other than income from certain government loans, is derived from an “Industrial Enterprise” owned by it and located in Israel or in the “Area”, in accordance with the definition in section 3A of the Ordinance. An “Industrial Enterprise” is defined as an enterprise whose major activity in any given tax year is industrial production.

The following corporate tax benefits, among others, are available to Industrial Companies:

•
Amortization of the cost of purchased know-how, patents, and right to use patent or know how that were purchased in good faith and are used for the development or promotion of the Industrial Enterprise, over an eight-year period beginning from the year in which such rights were first used;

•	Under specified conditions, an election to file consolidated tax returns with additional related Israeli Industrial Companies controlled by it; and

•	Deduction of expenses related to a public offering in equal amounts over three years beginning from the year of the offering.

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

Generally, a non-Israeli resident (whether an individual or a corporation) who derives capital gains from the sale of shares in an Israeli resident company purchased upon or after the registration of the shares on the TASE or on a regulated market outside of Israel (such as Nasdaq) should be exempt from Israeli capital gains tax unless, among others, (i) the shares were held through a permanent establishment that the non-Israeli resident shareholder maintains in Israel, or (ii) the Israeli resident company is classified as a real estate investment trust or ceased to be a real estate investment trust (as defined in the Ordinance). If not exempt, a non-Israeli resident shareholder would generally be subject to tax on capital gain at the ordinary corporate tax rate (23% in 2023), if generated by a company, or at the rate of 25%, if generated by an individual, or 30%, if generated by an individual who is a “substantial shareholder” (as defined under the Ordinance), at the time of sale or at any time during the preceding 12-month period (or if the shareholder claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares). A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include, among others, the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation (23% in 2023) and a marginal tax rate of up to 47% for an individual in 2023 (excluding excess tax as discussed below)) unless contrary provisions in a relevant tax treaty apply. Non-Israeli entities (including corporations) will not be entitled to the foregoing exemption if Israeli residents, whether directly or indirectly: (i) have a controlling interest of more than 25% in such non-Israeli entity or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenue or profits of such non-Israeli entity. Such exemption is not applicable, inter alia, to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

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

Taxation of Non-Israeli Resident Shareholders on Receipt of Dividends. Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, unless relief is provided under the provisions of an applicable tax treaty between Israel and the shareholder’s country of residence (provided that a certificate from the ITA allowing for a reduced withholding tax rate or a tax exemption is obtained in advance). With respect to a person who is a “substantial shareholder” (described above) at the time of receiving the dividend or on any time during the preceding 12 months, the applicable tax rate is 30%. Dividends paid on publicly traded shares, like our ordinary shares, to non-Israeli residents, are generally subject to Israeli withholding tax at a rate of 25%, so long as the shares are registered with a nominee company (whether or not the recipient is a substantial shareholder), unless a lower rate is provided under an applicable tax treaty (provided that a certificate from the ITA allowing for a reduced withholding tax rate is obtained in advance). However, a distribution of dividends to non-Israeli residents is generally subject to withholding tax at source at a rate of 20% if the dividend is distributed from income attributed to a “Preferred Enterprise” (as such terms are defined in the Investment Law), subject to the receipt in advance of a valid certificate from the ITA allowing for such reduced tax rate, or such lower rate as may be provided under an applicable tax treaty. If such dividends are distributed by a “Preferred Technology Enterprise” or a “Special Preferred Technology Enterprise”, paid out of “Preferred Technology Income” (as such terms are defined under the Investment Law), to a parent non-Israeli company that holds, alone or together with other foreign companies, 90% or more in the Israeli company and other conditions are met, the withholding tax rate will be 4% (or a lower rate under a tax treaty, if applicable, subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate).

For example, under the United States-Israel Tax Treaty and subject to the eligibility to the benefits under such treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the United States-Israel Tax Treaty) is 25%. However, for dividends not generated by a Preferred Enterprises and paid to a U.S. corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, the maximum rate of withholding tax is generally 12.5%, provided that not more than 25% of the gross income of the Israeli resident paying corporation for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to a Preferred Enterprise are not entitled to such reduction under such tax treaty but are subject to withholding tax at the rate of 20% for such a United States corporate shareholder (subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate), provided that the conditions related to the holding of 10% of our voting capital and to our gross income for the previous year (as set forth in the previous sentence) are met. The aforementioned rates under the United States-Israel Tax Treaty would not apply if the dividend income is derived through a permanent establishment of the U.S. resident in Israel.

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

A non-Israeli resident who receives dividends from which tax was withheld is generally exempt from the obligation to file tax returns in Israel in respect of such income, provided, inter alia, that (i) such income was not derived from a business conducted in Israel by the taxpayer, (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed and (iii) in the case of individuals, the taxpayer is not obliged to pay excess tax (as further explained below).

Excess Tax. Individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income exceeding NIS 698,280 (approximately $195 thousand) for 2023 (which amount is linked to the annual change in the Israeli consumer price index), including, but not limited to, dividends, interest and capital gain.

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

This discussion applies only to a U.S. Holder that holds the ordinary shares as capital assets for U.S. federal income tax purposes (generally, property held for investment). It does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including the alternative minimum tax, the Medicare contribution tax on net investment income and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	certain financial institutions;

•	dealers or traders in securities that use a mark-to-market method of tax accounting;

•	persons holding ordinary shares as part of a straddle, integrated or similar transaction;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities classified as partnerships for U.S. federal income tax purposes and their partners;

•	tax-exempt entities, “individual retirement accounts” or “Roth IRAs”;

•	real estate investment trusts or regulated investment companies;

•	persons who acquired our ordinary shares pursuant to the exercise of an employee stock option or otherwise as compensation;

•	persons that own or are deemed to own 10% or more of our stock by voting power or value; or

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

Dividend income will include any amounts withheld in respect of Israeli taxes and will be treated as foreign-source income. Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s circumstances, Israeli taxes withheld from dividends on our ordinary shares (at a rate not exceeding the applicable Treay rate) generally will be creditable against the U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex. For example, Treasury regulations provide that, in the absence of an election to apply the benefits of an applicable income tax treaty, in order for foreign income taxes to be creditable the relevant foreign income tax rules must be consistent with certain U.S. federal income tax principles, and we have not determined whether the Israeli income tax system meets these requirements. The U.S. Internal Revenue Service (the “IRS”) has released notices that provide relief from certain of the provisions of the Treasury regulations described above for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). In lieu of claiming a non-U.S. tax credit, U.S. Holders may elect to deduct non-U.S. taxes (including Israeli taxes) in computing their taxable income, subject to applicable limitations. An election to deduct creditable non-U.S. taxes instead of claiming foreign tax credits applies to all such non-U.S. taxes paid or accrued in the taxable year. U.S. Holders should consult their tax advisers regarding the creditability or deductibility of Israeli taxes in their particular circumstances.

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

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation is a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the value of its assets (generally determined on an average quarterly basis) consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns (or is treated as owning for U.S. federal income tax purposes), directly or indirectly, at least 25% by value of the shares or equity interests of another corporation or partnership is treated as if it held its proportionate share of the assets of the other corporation or partnership and received directly its proportionate share of the income of the other corporation or partnership. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash is generally a passive asset for these purposes. Goodwill and other intangible assets are generally characterized as non-passive or passive assets based on the nature of the income produced in the activity to which the goodwill and other intangible assets relate.

We believe that we were not a PFIC for our 2023 taxable year. However, there can be no assurance that we will not be a PFIC for the current or any future taxable year because our PFIC status is an annual determination that can be made only after the end of the relevant taxable year and will depend on the composition of our income and assets and the value of our assets from time to time (including the value of our goodwill and other intangible assets, which may be determined, in large part, by reference to the market price of our ordinary shares, which has been, and may continue to be, volatile). Because the value of our goodwill and other intangible assets may be determined by reference to our market capitalization from time to time, and because we hold and may continue to hold significant amounts of cash and cash equivalents, our risk of being or becoming a PFIC for any taxable year will increase if our market capitalization declines.

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

If we are a PFIC for any taxable year during which a U.S. Holder owns any ordinary shares, the U.S. Holder will generally be required to file annual reports with the IRS. U.S. Holders should consult their tax advisers regarding the determination of whether we are a PFIC for any taxable year and the potential application of the PFIC rules to their ownership of our ordinary shares.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related intermediaries may be subject to information reporting and backup withholding, unless (i) the U.S. Holder is a corporation or other “exempt recipient” and (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.
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

ITEM 11.        QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Exchange Rate Risk. A portion of our revenue and expenses are denominated in foreign currencies. As a result, numerous balances are denominated or linked to these currencies. Foreign currency related fluctuations resulted in $0.5 million net losses in 2021, $0.3 million net losses in 2022 and $0.6 million net losses in 2023. These losses are included in financial expenses, net, as presented in our statements of income.

As of December 31, 2023, balance sheet financial items in U.S. dollars, our functional currency, and those currencies other than the U.S. dollars were as follows:

	U.S. dollars	NIS	Canadian dollars	Other Currencies	Total
	In thousands of U.S. dollars
Current assets	631,573	18,508	38,526	37,979	726,586
Long-term assets	(907)	4,238	-	934	4,265
Current liabilities	(250,353)	(17,451)	(36,066)	(33,862)	(337,732)
Long-term liabilities	(16,771)	(2,013)	(58)	(249)	(19,091)
Total	363,542	3,282	2,402	4,802	374,028

In addition, in territories where our prices are based on local currencies, fluctuations in the dollar exchange rate could affect our gross profit margin. We may compensate for such fluctuations by changing product prices accordingly. We also hold a small part of our financial investments in other currencies, mainly NIS and Euro. The dollar value of those investments may decline. A revaluation of 1% of the foreign currencies (i.e. other than U.S. dollar) would not have a material effect on our income before taxes possibly reducing it by $0.5 million.

A significant portion of our costs, including salaries and office expenses are incurred in NIS. Inflation in Israel may have the effect of increasing the U.S. dollar cost of our operations in Israel. If the U.S. dollar declines in value in relation to the New Israeli Shekel, it will become more expensive for us to fund our operations in Israel. A revaluation of 1% of the New Israeli Shekel will affect our income before tax by approximately $0.4 million. The exchange rate of the U.S. dollar to the New Israeli Shekel, based on exchange rates published by the Bank of Israel, was as follows:

	Year Ended December 31,
	2021	2022	2023
Average rate for period	3.231	3.359	3.688
Rate at year-end	3.110	3.519	3.627

ITEM 12.        DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.        DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.        MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.        CONTROLS AND PROCEDURES

(a)
Disclosure controls and procedures Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures as of December 31, 2023, have concluded that, as of such date, our disclosure controls and procedures were effective and ensured that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

(b)
Management annual report on internal control over financial reporting Our management is responsible for establishing and maintaining adequate internal control over our financial reporting and has assessed the effectiveness of our internal control over financial reporting as of December 31, 2023. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control – Integrated Framework” (2013 framework). Our management has concluded, based on its assessment, that our internal control over financial reporting was effective as of December 31, 2023.

In accordance with guidance issued by the Securities and Exchange Commission, companies are permitted to exclude acquisitions from their final assessment of internal control over financial reporting for the first fiscal year in which the acquisition occurred. Our management’s evaluation of internal control over financial reporting excluded the internal control activities of Hivestack, which we acquired in December 2023. Hivestack’s total assets, excluding goodwill and acquired intangible assets, constituted approximately 7.7% of our consolidated total assets as of December 31, 2023.

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

ITEM 16B.     CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics (which was amended in February 2017) applicable to all of our directors, officers and employees as required by the Nasdaq Listing Rules, which also complies with the definition of a “code of ethics” set out in Section 406(c) of the Sarbanes-Oxley Act of 2002. A copy of the code of ethics can be found on our website at: http://www.perion.com/governance-documents. We granted no waivers under our code of business conduct and ethics in 2023.

ITEM 16C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees for the professional services rendered by our independent accountants Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, for each of the last two fiscal years were as follows (in thousands of U.S. dollars):

	2022	2023
Audit Fees	$643	$747
Tax Fees	109	57
Audit Related fees	288	483
Total	$1,040	$1,287

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

Our audit committee provides assistance to our board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by pre-approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal control over financial reporting. Our audit committee also oversees the audit efforts of our independent accountants and takes those actions that it deems necessary to satisfy itself that the accountants are independent of management. Our audit committee has authorized all auditing and non-auditing services provided by our independent accountants during 2022 and 2023 and the fees paid for such services.

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

ITEM 16H.     MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.      DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTION

Not applicable.

ITEM 16J.	INSIDER TRADING POLICIES

Not applicable.

ITEM 16K.     CYBERSECURITY RISK MANAGEMENT POLICIES AND PROCEDURES

Cybersecurity Risk Management and Strategy

We have developed and implemented a cybersecurity risk management program designed to protect the confidentiality, integrity, and availability of our critical systems, networks, and information. Our cybersecurity risk management program includes a cybersecurity incident response plan and cybersecurity controls.  Our cybersecurity risk management program is assessed annually by independent third-party auditors. Our cybersecurity risk management program is integrated into our overall enterprise risk management program, and shares common methodologies, reporting channels and governance processes.

Our cybersecurity risk management program includes:

•
risk assessments designed to help identify, manage and address material cybersecurity risks to our critical systems, networks, information, products, services, and broader enterprise information technology environment;

•
a cybersecurity management team principally responsible for managing (1) our cybersecurity risk assessment processes, (2) our cybersecurity controls, and (3) our response to cybersecurity threats and incidents;

•	the use of third-party service providers, where appropriate, to assess, test, or otherwise assist with aspects of our security controls;

•	a risk management process for third-party service providers and suppliers and vendors;

•	cybersecurity awareness training of our employees, incident response personnel, and senior management; and

•	a cybersecurity incident response plan that includes procedures for responding to cybersecurity threats and incidents.

With respect to our third-party risk management processes, we generally seek to impose certain cybersecurity requirements on critical third parties with whom we do business. Although we employ third-party due diligence, onboarding, and other procedures designed to assess the data protection, data privacy, and cybersecurity practices of third-party service providers, suppliers and vendors (including risk assessments and contractual protections), our ability to monitor or control such practices is limited and there can be no assurance that we can detect, prevent, mitigate, or remediate the risk of any weakness, compromise, or failure in the systems, networks, and information owned or controlled by such third parties. When we do become aware that a third-party service provider, supplier, or vendor has experienced any compromise or failure, we attempt to mitigate our risk, including by terminating such third party’s connections to our systems, networks and information where appropriate

Despite our efforts to improve prevent, detect, mitigate, and remediate cybersecurity incidents, complete protection in the field of cybersecurity cannot be guaranteed and we can make no assurances that we have not experienced an undetected cybersecurity incident, including an incident that may have been material. For more information, see the Risk Factor titled – “Our business and financial performance may be materially adversely affected by information technology issues, data breaches, cyber-attacks and other similar incidents, as well as insufficient cybersecurity and other business disruptions.”

Cybersecurity Governance

Our board of directors considers cybersecurity risk as part of its overall enterprise risk management function and oversees management’s implementation of our cybersecurity risk management program. As part of such oversight, our board of directors receives reports from management and our internal auditor on our cybersecurity risks. In addition, management updates our board of directors, as necessary, regarding any material cybersecurity incidents, as well as any incidents with lesser impact potential. In addition, at least once a year, our board of directors receives a report from management on the topic.

Our cybersecurity risk management team is led by our CIO and CISO. The team is responsible for detecting, assessing and managing our material risks from cybersecurity threats and incidents. Our CIO runs and oversees the cybersecurity risk management program, reporting to our CFO. Our CISO has primary responsibility for our overall cybersecurity risk management program and supervises both our internal cybersecurity personnel and our retained third-party cybersecurity consultants. Our CISO has extensive experience working in management roles related to cybersecurity and risk in various high-technology global companies, as well as industry certifications such as the International Information System Security Certification Consortium’s Certified Information Systems Security Professional certification (also known as ISC² CISSP).

Our CISO and CIO periodically report directly to our board of directors on our cybersecurity risk management program and efforts to prevent, detect, mitigate, and remediate cybersecurity-related risks and incidents. In addition, we have an escalation process in place designed to inform senior management and, based on management’s assessment of risk, our board of directors of material cybersecurity-related risks and incidents.

Our cybersecurity management team supervises efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal cybersecurity personnel; periodic war games to prepare for  data breaches, cyber-attacks, and other similar incidents; cybersecurity awareness trainings; periodic fraud risk assessments; containment and incident response tools; threat intelligence and other information obtained from governmental, public or private sources, including third-party consultants engaged by us; and alerts and reports produced by cybersecurity tools deployed in the information technology environment.  Our cybersecurity management team actively engages with industry groups for benchmarking and awareness of best practices.

PART III

ITEM 17.        FINANCIAL STATEMENTS

Not applicable.

ITEM 18.        FINANCIAL STATEMENTS

The following financial statements and related auditors’ report are filed as part of this annual report on Form 20-F:

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of directors of Perion Network Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Perion Network Ltd. and its subsidiaries' (the Company) as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated April 8, 2024, expressed an unqualified opinion thereon.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue Recognition Gross versus Net presentation
Description of the Matter
As described in Note 2 to the consolidated financial statements, the Company’s revenue are comprised primarily of Search Advertising Revenue and Display Advertising Revenue. To determine whether Search Advertising and Display Advertising revenue should be presented on a gross or net basis, the Company considers whether it controls the promised service before transferring that service to the customer.

Auditing the Company's gross or net basis evaluation was complex and required a high degree of auditor judgment due to the judgment and subjectivity used by the Company in determining whether revenue should be presented on a gross or net basis. The significant judgment was primarily due to the evaluation, for each contract, of whether the Company controls the promised services before transferring that service to the customer and is the primary responsible in the arrangement.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of internal controls over the Company’s gross or net basis evaluation process, including controls over the review of contracts and assessment of principal versus agent, and controls over the completeness and accuracy of data.

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

Acquisition accounting for Hivestack Inc. (Hivestack) business combination
Description of the Matter
As described in Note 5.d to the consolidated financial statements, on December 11, 2023, the Company acquired 100% of the shares of Hivestack Inc. ("the Hivestack Acquisition") for a total consideration of $106.9 million which paid in cash upon the completion of the transaction. The Hivestack Acquisition was accounted for as a business combination in accordance with ASC 805 "Business Combinations". Accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their respective fair values, including total identified intangible assets of $49.4 million, which consist primarily of $35 million of technology intangible asset. The Company used the discounted cash flow method under the income approach ("the valuation model") to measure the fair value of the technology intangible asset.

Auditing the Company's evaluation of the fair value of the technology intangible asset for the Hivestack acquisition was complex and involved subjective auditor judgment due to the assumptions required in evaluating the fair value of the technology intangible asset. The significant assumptions used to estimate the fair value of the technology intangible asset included the discount rate applied and certain assumptions that form the basis of the forecasted results, such as revenue growth rates and profitability margins. These significant assumptions are forward-looking and could be affected by future economic and market conditions.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of internal controls over the Company's evaluation of the fair value of the technology intangible asset for the Hivestack acquisition process, such as controls over the measurement of the technology intangible asset, including the valuation model and underlying assumptions used to develop such estimates.

We performed substantive audit procedures that included, among others, evaluating the completeness and accuracy of the underlying data and the reasonableness of management’s significant assumptions and estimates. These procedures included comparing the significant assumptions to current industry, market and economic trends, historical results of the acquired business and to other relevant third-party industry outlooks. We involved our valuation specialists to assist us in evaluating the appropriateness of the Company’s valuation model as well as the significant assumptions used to estimate the fair value of the technology intangible asset such as the discount rate applied. Our audit procedures included comparing the Company’s discount rate to a discount rate range that was independently developed using publicly available market data for comparable peers. We also evaluated the appropriateness of the related disclosures included in Note 5.d to the consolidated financial statements in relation to the Hivestack Acquisition.

/s/ KOST FORER GABBAY & KASIERER
A Member of EY Global

We have served as the Company‘s auditor since 2004.
Tel-Aviv, Israel

April 8, 2024

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Perion Network Ltd.

Opinion on Internal Control over Financial Reporting

We have audited Perion Network Ltd. and its subsidiaries' internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, Perion Network Ltd. And its subsidiaries' (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

As indicated in the accompanying Management's Annual Report on Internal Control Over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Hivestack which is included in the 2023 consolidated financial statements of the Company and constitute 7.7% of total assets (excluding goodwill and acquired intangibles assets) as of December 31, 2023. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of Hivestack.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes, and our report dated April 8, 2024, expressed an unqualified opinion thereon.

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
A Member of EY Global

Tel-Aviv, Israel
April 8, 2024

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2023	2022
ASSETS
Current Assets
Cash and cash equivalents	$187,609	$176,226
Restricted cash	1,339	1,295
Short-term bank deposits	207,450	253,400
Marketable securities	77,616	-
Accounts receivable (net of allowance of $2,091 and $2,134 at December 31, 2023 and 2022, respectively)	231,539	160,488
Prepaid expenses and other current assets	21,033	12,049
Total Current Assets	726,586	603,458

Long-Term Assets
Property and equipment, net	3,179	3,611
Operating lease right-of-use assets	6,609	10,130
Intangible assets, net	88,652	51,664
Goodwill	247,975	195,527
Deferred taxes	4,180	5,779
Other assets	85	49
Total Long-Term Assets	350,680	266,760
Total Assets	$1,077,266	$870,218

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable	$217,181	$155,854
Accrued expenses and other liabilities	42,636	37,869
Short-term operating lease liability	4,198	3,900
Deferred revenue	2,297	2,377
Short-term payment obligation related to acquisitions	73,716	34,608
Total Current Liabilities	340,028	234,608

Long-Term Liabilities
Payment obligation related to acquisition	-	33,113
Long-term operating lease liability	3,448	7,580
Other long-term liabilities	15,643	11,783
Total Long-Term Liabilities	19,091	52,476
Total Liabilities	359,119	287,084
Commitments and Contingencies

Shareholders' equity
Ordinary shares of ILS 0.03 par value - Authorized: 80,000,000 and 60,000,000 shares at December 31, 2023 and 2022, respectively; Issued: 48,106,683 and 46,287,732 at December 31, 2023 and 2022, respectively; Outstanding: 47,991,344 and 46,172,393 shares at December 31, 2023 and 2022, respectively	413	398
Additional paid-in capital	530,620	513,534
Treasury shares at cost (115,339 shares at December 31, 2023 and 2022)	(1,002)	(1,002)
Accumulated other comprehensive loss	(83)	(582)
Retained earnings	188,199	70,786
Total Shareholders' Equity	718,147	583,134
Total Liabilities and Shareholders' Equity	$1,077,266	$870,218

The accompanying notes are an integral part of the consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2023	2022	2021
Revenue
Display Advertising	$398,244	$360,690	$265,323
Search Advertising	344,911	279,566	213,175
Total Revenue	743,155	640,256	478,498

Costs and Expenses
Cost of revenue	37,830	30,404	25,197
Traffic acquisition costs and media buy	432,943	372,601	288,018
Research and development	33,066	34,424	35,348
Selling and marketing	57,991	56,014	53,209
General and administrative	31,799	[1]27,629	[1]23,179
Change in fair value of contingent consideration	18,694	[1](3,816)	[1](2,246)
Depreciation and amortization	14,092	13,838	9,897
Total Costs and Expenses	626,415	531,094	432,602

Income from Operations	116,740	109,162	45,896
Financial income (expense), net	20,951	4,502	(581)

Income before Taxes on Income	137,691	113,664	45,315
Taxes on income	20,278	14,439	6,609

Net Income	$117,413	$99,225	$38,706

Net Earnings per Share - Basic:	$2.49	$2.21	$1.13

Net Earnings per Share - Diluted:	$2.34	$2.06	$1.02

Weighted average number of shares – Basic:	47,128,232	44,871,149	34,397,134

Weighted average number of shares – Diluted:	50,073,985	48,071,638	37,829,725

The accompanying notes are an integral part of the consolidated financial statements.

1 Reflects reclassification in the amounts of $3,816 and $2,246 in 2022 and 2021, respectively, that were incurred in connection with an acquisition from general and administrative to change in fair value of contingent consideration.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands

	Year ended December 31,
	2023	2022	2021

Net income	$117,413	$99,225	$38,706

Other comprehensive income (loss), net of tax:

Change in foreign currency translation	154	(147)	(315)
Changes in unrealized gain (loss) on marketable securities	(101)	-	-
Cash Flow Hedge:
Changes in unrealized gain (loss)	(787)	(1,255)	242
Gain (loss) reclassified into net income	1,233	948	(167)
Net change	446	(307)	75

Total Other comprehensive income (loss), net of tax:	499	(454)	(240)

Comprehensive income	$117,912	$98,771	$38,466

The accompanying notes are an integral part of the consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

	Common shares		Additional paid-in capital	Accumulated Other Comprehensive income (loss)	Retained earnings (Accumulated deficit)	Treasury shares	Total shareholders’ equity
	Number of Shares	$	$	$	$	$	$

Balance as of December 31, 2020	27,351,974	224	251,933	112	(67,145)	(1,002)	184,122

Issuance of shares - Offering	14,110,592	133	230,356	-	-	-	230,489
Stock-based compensation	-	-	6,985	-	-	-	6,985
Exercise of stock-based compensation	2,234,157	18	6,880	-	-	-	6,898
Other comprehensive loss	-	-	-	(240)	-	-	(240)
Net income	-	-	-	-	38,706	-	38,706

Balance as of December 31, 2021	43,696,723	375	496,154	(128)	(28,439)	(1,002)	466,960

Stock-based compensation	-	-	11,570	-	-	-	11,570
Exercise of stock-based compensation	2,475,670	23	5,810	-	-	-	5,833
Other comprehensive loss	-	-	-	(454)	-	-	(454)
Net income	-	-	-	-	99,225	-	99,225

Balance as of December 31, 2022	46,172,393	398	513,534	(582)	70,786	(1,002)	583,134

Stock-based compensation	-	-	14,668	-	-	-	14,668
Exercise of stock-based compensation	1,818,951	15	2,418	-	-	-	2,433
Other comprehensive income	-	-	-	499	-	-	499
Net income	-	-	-	-	117,413	-	117,413

Balance as of December 31, 2023	47,991,344	413	530,620	(83)	188,199	(1,002)	718,147

The accompanying notes are an integral part of the consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2023	2022	2021
Cash flows from operating activities
Net income	$117,413	$99,225	$38,706

Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	14,092	13,838	9,897
Stock-based compensation expense	15,590	11,570	6,985
Change in payment obligation related to acquisitions	19,251	(6,904)	350
Foreign currency translation	(27)	20	(223)
Accrued interest, net	(5,547)	(3,646)	(300)
Deferred taxes, net	(654)	(1,428)	(2,755)
Accrued severance pay, net	(274)	(106)	663
Amortization of premium and accretion of discount on marketable securities	(1,147)	-	-
Loss (gain) from sale of property and equipment	(27)	(12)	121

Net changes in operating assets and liabilities:
Accounts receivable, net	(5,329)	(45,236)	(34,239)
Prepaid expenses and other current assets	(433)	(434)	(2,781)
Operating lease right-of-use assets	3,653	1,104	8,510
Operating lease liabilities	(3,966)	(1,909)	(8,643)
Accounts payable	6,878	48,191	35,222
Accrued expenses and other liabilities	(2,917)	9,320	21,446
Deferred revenue	(1,093)	(1,474)	(1,853)
Net cash provided by operating activities	$155,463	$122,119	$71,106

Cash flows from investing activities
Purchases of property and equipment	$(811)	$(1,058)	$(627)
Proceeds from sale of property and equipment	27	12	95
Investment in marketable securities	(111,026)	-	-
Proceeds from sales and maturities of marketable securities	34,427	-	-
Proceeds from short-term deposits	253,400	217,200	12,700
Investment in short-term deposits	(207,450)	(253,400)	(217,200)
Cash paid in connection with acquisitions, net of cash acquired	(101,921)	(9,570)	(38,438)
Net cash used in investing activities	$(133,354)	$(46,816)	$(243,470)

Cash flows from financing activities
Issuance of shares in private placement, net	$-	$-	$230,489
Proceeds from exercise of stock-based compensation	2,433	5,833	6,898
Payments of contingent consideration	(13,256)	(9,091)	-
Repayment of long-term loans	-	-	(8,333)
Net cash provided by (used in) financing activities	$(10,823)	$(3,258)	$229,054

Effect of exchange rate changes on cash and cash equivalents	141	(59)	(33)

Net increase in cash and cash equivalents and restricted cash	$11,427	$71,986	$56,657

Cash and cash equivalents and restricted cash at beginning of year	177,521	105,535	48,878
Cash and cash equivalents and restricted cash at end of year	$188,948	$177,521	$105,535

The accompanying notes are an integral part of the consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31
	2023	2022	2021
Reconciliation of cash, cash equivalents, and restricted cash to the consolidated balance sheet

Cash and cash equivalents	$187,609	$176,226	$104,446
Restricted cash	1,339	1,295	1,089
Total cash, cash equivalents, and restricted cash	$188,948	$177,521	$105,535

Supplemental Disclosure of Cash Flow Activities:

Cash paid during the year for:
Income taxes	$18,030	$7,689	$4,365
Interest	$6	$5	$203

Non-cash investing and financing activities:
Creation of new lease right-of-use assets arising from lease liability	$132	$2,085	$-
Purchase of property and equipment on credit	$2	$(47)	$45

The accompanying notes are an integral part of the consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1: GENERAL

Perion Network Ltd. ("Perion") and its wholly-owned subsidiaries (collectively referred to as the "Company"), is a global multi-channel advertising technology company that connects advertisers with consumers through technology across all major channels of digital advertising – including search advertising, social media, display, video, Digital out of Home (DOOH), digital audio and Connected TV (CTV) advertising.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

The consolidated financial statements include the accounts of Perion and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated.

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. Generally Accepted Accounting Principles (“GAAP”) requires management to make estimates, judgments and assumptions that affect the amounts reported and disclosed in the financial statements and the accompanying notes. Actual results could differ materially from those estimates. On an ongoing basis, the Company's management evaluates its estimates, including those related to revenue recognition, allowance for credit losses, fair value of intangible assets and goodwill, useful lives of intangible assets, contingent consideration, fair value of share-based awards, realizability of deferred tax assets, and tax uncertainties, among others. Such estimates are based on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of the Company’s assets and liabilities.

Financial statements in U.S. dollars

The reporting currency of the Company is the U.S. dollar (“USD”). Major parts of the Company’s operations are carried out by the Company and its subsidiaries in the United States and Israel. The functional currency of these entities is the USD. Accordingly, monetary accounts maintained in currencies other than the USD are remeasured into USD, in accordance with ASC 830, Foreign Currency Matters. All transaction gains and losses resulting from the re-measurement of the monetary balance sheet items are reflected in the statements of income as financial income or expenses, as appropriate.

Management believes that the USD is the currency of the primary economic environment in which the Company operates. The financial statements of other subsidiaries, whose functional currency is determined to be their local currency, have been translated into USD. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statement of Income amounts have been translated using the average exchange rate for each applicable quarter. The resulting translation adjustments are reported as an accumulated other comprehensive income (loss) component of shareholders' equity.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Cash and cash equivalents and short-term bank deposits

The Company considers all short-term, highly liquid and unrestricted cash balances, with stated maturities of three months or less from date of purchase, as cash equivalents. Short-term deposits are bank deposits with maturities of more than three months but less than one year at the date acquired. The short-term deposits as of December 31, 2023 and 2022 are denominated primarily in USD and bear interest at an average annual rate of 6.67% and 3.82%, respectively.

Restricted cash

Restricted cash is comprised primarily of security deposits that are held to secure the Company’s lease obligations.

Marketable Securities

Marketable securities consist of debt securities. The Company classifies its marketable securities as available-for-sale at the time of purchase and reevaluates such classification at each balance sheet date. Available-for-sale securities are stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive income (loss), a separate component of shareholders’ equity, net of taxes. Realized gains and losses on sales of marketable securities, as determined on a specific identification basis, are included in Financial income (expense), net. The amortized cost of marketable securities is adjusted for amortization of premium and accretion of discount to maturity, both of which, together with interest, are included in Financial income (expense), net. The Company may sell these securities at any time for use in current operations even if they have not yet reached maturity. As a result, the Company classifies its marketable securities, including those with maturities beyond 12 months, as current assets in the consolidated balance sheets.

The Company periodically evaluates its available-for-sale debt securities for impairment. If the amortized cost of an individual security exceeds its fair value, the Company considers its intent to sell the security or whether it is more likely than not that it will be required to sell the security before recovery of its amortized basis. If either of these criteria are met, the Company writes down the security to its fair value and records the impairment charge in the consolidated statements of income. If neither of these criteria are met, the Company determines whether credit loss exists. Credit loss is estimated by considering changes to the rating of the security by a rating agency, any adverse conditions specifically related to the security, as well as other factors. Any remaining unrealized losses, net of taxes, are included in accumulated other comprehensive income (loss) in shareholders’ equity.

Allowance for credit losses on available-for-sale marketable securities are recognized in the Company’s consolidated statements of income, and any remaining unrealized losses, net of taxes, are included in accumulated other comprehensive income (loss) in shareholders’ equity.

The Company did not recognize an allowance for credit losses on marketable securities for the period ended December 31, 2023.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Accounts receivable and allowance for credit losses

Accounts receivable are recorded at the invoiced amount and amounts for which revenue has been recognized but not invoiced, net of allowance for credit losses. The Company evaluates its outstanding accounts receivable and establishes an allowance for credit losses based on information available on their credit condition, current aging, historical experience and future economic and market conditions. These allowances are reevaluated and adjusted periodically as additional information is available.

As of December 31, 2023 and 2022, the Company has recorded an allowance for credit losses in the amounts of $2,091 and $2,134, respectively.

Total expenses for credit losses during 2023, 2022 and 2021 amounted to $1,133, $210 and $82, respectively.

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

Leases

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets and Short-term and long-term operating lease liabilities in the Company’s consolidated balance sheets.

ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term.

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

The Company elected the practical expedient allowing not to separate the lease and non-lease components for its leases. For short-term leases with a term of 12 months or less, operating lease ROU assets and liabilities are not recognized and the Company records lease payments on a straight-line basis over the lease term.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Intangible assets

Intangible assets that are not considered to have finite useful life are amortized over their estimated useful lives. The Customer Relationship is amortized over its estimated useful lives in proportion to the economic benefits realized. This accounting policy results in accelerated amortization of such intangible asset as compared to the straight-line method.

All other intangible assets are amortized over their estimated useful lives using the straight-line method.

Impairment of long-lived assets, including Right-of-use assets and intangible assets subject to amortization

The Company’s long-lived assets (assets group) to be held or used, including property and equipment, right of use assets and intangible assets subject to amortization are reviewed for impairment in accordance with ASC 360, Accounting for the Impairment or Disposal of Long-Lived Assets, whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. The recoverability of these assets is measured by comparing the carrying amounts of the asset (assets group) to the future undiscounted cash flows the assets are expected to generate. If the long-lived assets are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the asset exceeds its fair market value.

In determining the fair values of long-lived assets for the purpose of measuring impairment, the Company's assumptions include those that market participants will consider in valuations of similar assets.

There were no impairment charges to long-lived assets during the periods presented.

Goodwill

Goodwill reflects the excess of the purchase price of business acquired over the fair value of net assets acquired. Goodwill is not amortized but instead is tested for impairment, in accordance with ASC 350, Intangibles – Goodwill and Other, at the reporting unit level, at least annually at December 31 each year, or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. Any excess of the carrying amount of the reporting unit over its fair value is recognized as an impairment loss, and the carrying value of goodwill is written down to fair value. Refer to Note 7 for further information.

There were no impairment losses to goodwill during the periods presented.

Business combinations

The Company accounted for business combination in accordance with ASC 805, Business Combinations (“ASC 805”). ASC 805 requires recognition of assets acquired, liabilities assumed, and any non-controlling interest at the acquisition date, measured at their fair values as of that date. Any excess of the fair value of net assets acquired over purchase price is allocated to goodwill. During the measurement period, not to exceed one year from the date of acquisition, the Company may record adjustments to the assets acquired and liabilities assumed, with a corresponding offset to goodwill only for adjustments resulting from facts and circumstances that existed as of the acquisition date. After the measurement period, any subsequent adjustments are reflected in the consolidated statements of income.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Acquisition related costs are expensed to the statement of income in the period incurred.

Revenue recognition

The Company applies the provisions of ASC 606, Revenue from Contracts with Customers.

The Company applies the practical expedient for incremental costs of obtaining contracts when the amortization period is less than one year.

The Company generates revenue primarily from two major sources:

Display Advertising Revenue – The company generates revenue from Display Advertising by delivering high-impact ad formats across different channels including display, social, CTV, digital audio, DOOH and Web Publisher Solutions. The company’s diverse, technology-focused multi-channel set of solutions is designed to drive consumer engagement and high ROI for advertisers through high-impact ad formats. The company’s solutions also include a content monetization platform that provides publishers with monetization tools across different channels, and a social platform that supports campaign management and media buying capabilities across all major social channels.

Search Advertising Revenue - The company generates Search Advertising revenue from service agreements with our search partners. Search Advertising revenue is generated primarily from monthly transaction volume-based fees earned by us for making our applications available to online publishers and app developers on a revenue share basis relative to the revenue generated by such search partners.

For more disaggregated information of revenue refer to Note 16.

The Company’s payments terms are less than one year. Therefore, no finance component is recognized.

The Company evaluates whether Display Advertising Revenue and Search Advertising Revenue should be presented on a gross basis, which is the amount that a customer pays for the service, or on a net basis, which is the amount of the customer payment less amounts the Company pays to publishers. In making that evaluation, the Company considers whether it controls the promised good or service before transferring that good or service to the customer. The Company considers indicators such as whether the Company is the primary obligor in the arrangement and assumes risks and rewards as a principal or an agent, whether it changes the products or performs part of the service, whether the Company has discretion in establishing prices and whether it controls the underlying advertising space. The evaluation of these factors is subject to significant judgment and subjectivity.

Generally, in cases in which the Company controls the specified good or service before it is transferred to a customer, revenue is recorded on a gross basis.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Contract balances are presented separately on the consolidated balance sheets as either Accounts receivable or Deferred revenue. The Company does not have contract assets.

Remaining performance obligations (RPOs) represent amounts collected on contracted revenue that have not yet been recognized. As of December 31, 2023, the aggregate amount of the RPOs was $2,297. The Company anticipates that it will satisfy all its remaining performance obligations associated with the deferred revenue within the prospective fiscal year.

Accounts receivable include amounts billed and currently due from customers.

Deferred revenue is recorded when payments are received from customers in advance of the Company's rendering of services.

Revenue recognized during 2023 from amounts included within the Deferred revenue balance at the beginning of the period amounted to $2,377.

Cost of revenue

Cost of revenue consists primarily of expenses associated with the operation of the Company’s server hosting, data verification and targeting, campaign creative, labor and customer support.

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

Research and development costs

The Company capitalized certain internal and external software development costs, consisting primarily of direct labor associated with creating the internally developed software. During 2021, depreciation expense for the related capitalized internally developed software in the consolidated statements of income amounted to $1,392. No expense related to internally developed software incurred in 2023 and 2022.

Research and development costs are charged to the statement of income as incurred.

Income taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes (“ASC 740”). ASC 740 prescribes the use of the liability method, whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. To the extent necessary, the Company provides a valuation allowance to reduce deferred tax assets to their estimated realizable value.

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

Severance expenses for the years ended December 31, 2023, 2022 and 2021 amounted to $3,206, $2,809, and $2,612, respectively. The balances of severance deposits and accrued severance pay are immaterial and included in other assets and other long-term liabilities on the accompanying balance sheets, respectively.

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

Total employer 401(k) contributions for the years ended December 31, 2023, 2022 and 2021 were $1,006, $865, and $683, respectively.

Comprehensive income (loss)

The Company accounts for comprehensive income (loss) in accordance with ASC 220, Comprehensive Income. This statement establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income generally represents all changes in shareholders' equity during the period except those resulting from investments by, or distributions to, shareholders. The Company determined that its other comprehensive income (loss) relates to hedging derivative instruments, unrealized gain (loss) on marketable securities and foreign currency translation adjustments.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Net earnings per share

In accordance with ASC 260, Earnings Per Share, basic net earnings per share ("Basic EPS") is computed by dividing net earnings attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted net earnings per share ("Diluted EPS") reflects the potential dilution that could occur if share options, restricted shares and other commitments to issue ordinary shares were exercised or equity awards vested, resulting in the issuance of ordinary shares that could share in the net earnings of the Company.

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

Share-based compensation

The Company accounts for share-based compensation under ASC 718, Compensation - Stock Compensation (“ASC 718”), which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees, contractors, and directors. ASC 718 requires companies to estimate the fair value of equity-based awards on the date of grant, using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated statement of income. The Company estimates forfeitures at the time of grant, and revised if necessary in subsequent periods, if actual forfeitures differ from those estimates.

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

The Company accounts for changes in award terms as a modification in accordance with ASC 718.

The Company estimates the fair value of its new share-based awards using the Binomial option-pricing model.

In 2023 and 2022 only restricted share units (“RSUs”) were granted and the fair value is based on the market value of the underlying shares on the date of grant.

The following table presents the various assumptions used to estimate the fair value of the Company's share-based awards granted to employees and directors in the periods presented:

Year ended December 31,
2021
Risk-free interest rate	0.94% - 1.52%
Expected volatility	59% - 60%
Early exercise factor	130% - 200%
Forfeiture rate post vesting	1% - 27%
Dividend yield	0%

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

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Derivative instruments

The Company follows the requirements of ASC 815, Derivatives and Hedging (“ASC 815”), which requires companies to recognize all of their derivative instruments as either assets or liabilities on the balance sheet at fair value. The accounting for changes in fair value (i.e. gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging transaction and further, on the type of hedging transaction. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge, or a hedge of a net investment in a foreign operation.

Changes in the fair value of these derivatives are recorded in accumulated other comprehensive income in the consolidated balance sheets, until the forecasted transaction occurs. Upon occurrence, the Company reclassifies the related gains or losses on the derivative to the same financial statement line item in the consolidated statements of income to which the derivative relates.

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

To protect against the increase in value of forecasted foreign currency cash flow resulting mainly from salaries and related benefits paid in ILS during the year, the Company hedges portions of its anticipated payroll denominated in ILS for a period of one to twelve months with SWAP, forward and options contracts (the “Hedging Contracts”). Accordingly, when the USD strengthens against the ILS, the decline in present value of future ILS currency expenses is offset by losses in the fair value of the Hedging Contracts. Conversely, when the USD weakens, the increase in the present value of future ILS expenses is offset by gains in the fair value of the Hedging Contracts. These Hedging Contracts are designated as cash flow hedges.

The notional value of the Company’s derivative instruments designed as hedging instruments as of December 31, 2023 and 2022, amounted to $6,006 and $14,364, respectively.

The notional value of the Company’s derivative instruments not designed as hedging instruments as of December 31, 2023 and 2022, amounted to $0 and $3,576, respectively. Notional values in USD are translated and calculated based on the spot rates for options and SWAP. Gross notional amounts do not quantify risk or represent assets or liabilities of the Company; however, they are used in the calculation of settlements under the contracts.

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

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company follows the provisions of ASC No. 820, Fair Value Measurement (“ASC 820”), which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

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

Three levels of inputs may be used to measure fair value, as follows:

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

The Company measures its marketable securities (money market funds and available-for-sale marketable securities), foreign currency derivative instruments and contingent considerations in connection to the acquisitions at fair value. Marketable securities are classified within Level 1 or Level 2 of the fair value hierarchy because their fair value is derived from quoted market prices or alternative pricing sources and models utilizing observable market inputs. Derivative instruments are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments. The Company's contingent considerations in connection to the acquisitions were classified within Level 3 because factors used to develop the estimated fair value are unobservable inputs that are not supported by market activity.

Treasury shares

In the past, the Company repurchased its ordinary shares on the open market. The Company holds the shares as treasury shares and presents their cost as a reduction of shareholders' equity.

Recently Adopted Accounting Pronouncements:

In October 2021 the FASB ASU 2021-08, Topic 805, “Business Combinations” – Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. The amendments in this update require that an entity (acquirer) recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606. At the acquisition date, an acquirer should account for the related revenue contracts in accordance with Topic 606 as if it had originated the contracts. To achieve this, an acquirer may assess how the acquiree applied Topic 606 to determine what to record for the acquired revenue contracts. The amendments in this update are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, and early adoption is permitted. The Company adopted ASU 2021-08 on January 1, 2023, and the adoption has an immaterial impact on its consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Recently issued Accounting Pronouncements not yet adopted

In December 2023, the FASB issued ASU 2023-09 “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”, which expands the disclosure requirements for income taxes, primarily related to the rate reconciliation and income taxes paid. This ASU is effective for the fiscal years beginning after December 15, 2024. Early adoption permitted. The Company is currently evaluating the impact of this guidance on its consolidated financial statements and related disclosures.

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures”, which expands the annual and interim disclosure requirements for public company reportable segments, primarily through enhanced information about the significant expenses. This ASU is effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024. Early adoption permitted. The Company is currently evaluating the impact of this guidance on its consolidated financial statements and related disclosures.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3: MARKETABLE SECURITIES

The following is a summary of available-for-sale marketable securities by investment categories and contractual maturities as of December 31, 2023:

	December 31, 2023
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value

Matures within one year:
Corporate debentures	$19,600	$7	$21	$19,586
Government agencies	7,672	-	10	7,662
Government debentures	6,925	-	21	6,904
	$34,197	$7	$52	$34,152

Matures after one year through three years:
Corporate debentures	$19,009	$46	$61	$18,994
Government agencies	12,750	4	61	12,693
Government debentures	11,791	36	50	11,777
	$43,550	$86	$172	$43,464

Total	$77,747	$93	$224	$77,616

As of December 31, 2022, the Company had no investments in marketable securities.

For the year ended December 31, 2023, the unrealized losses related to marketable securities were as a result of market fluctuations and not due to credit related losses, therefore, the Company did not record an allowance for credit losses for its available-for-sale marketable securities.

As of December 31, 2023, the Company had no investments with unrealized loss for more than 12 months.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:	FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2023:

	December 31, 2023
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Financial Assets:
Money market funds	$81,429	$-	$-	$81,429
Available-for-sale marketable securities	-	77,616	-	77,616
Derivative assets	-	234	-	234

Total financial assets	$81,429	$77,850	$-	$159,279

Financial Liabilities:
Derivative liabilities	$-	$20	$-	$20
Contingent consideration in connection to the acquisitions	-	-	69,715	69,715

Total financial liabilities	$-	$20	$69,715	$69,735

The following table presents financial assets measured at fair value on a recurring basis as of December 31, 2022:

	December 31, 2022
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Financial Assets:
Derivative assets	$-	$7	$-	$7

Total financial assets	$-	$7	$-	$7

Financial Liabilities:
Derivative liabilities	$-	$239	$-	$239
Contingent consideration in connection to the acquisitions	-	-	63,695	63,695

Total financial liabilities	$-	$239	$63,695	$63,934

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:	FAIR VALUE OF FINANCIAL INSTRUMENTS (Cont.)

The following table sets forth a summary of the changes in the fair value of the contingent consideration:

Fair value as of December 31, 2022	$63,695
Payments of contingent consideration	(13,256)
Changes in fair value of contingent consideration	18,694
Revaluation of acquisition-related contingent consideration	582
Fair value as of December 31, 2023	$69,715

NOTE 5:	ACQUISITIONS

a.	Content IQ LLC

On January 14, 2020, the Company consummated the acquisition of Content IQ LLC (“Content IQ”), a privately held company founded in 2014, based in New York City. Content IQ has created data algorithm and analytics tools that deconstruct content, revenue and distribution to solve current major digital publishing challenges.

The total consideration for the acquisition was $37,838, comprised of $15,000 paid in cash at closing and a contingent consideration (with a maximum amount of up to $47,050), tied to revenue and EBITDA-based metrics over a period of two years, estimated at fair value of $22,838 on the acquisition date. In addition, the acquisition includes a retention-based component of up to $11,000.

As of December 31, 2023, the contingent consideration is estimated at fair value of $17,820. In 2021, the change in fair value of the contingent consideration that was recorded as income in the statement of income was $2,124. In 2022 and 2023 no change in fair value of the contingent consideration was recorded.

b.	Pub Ocean

On July 22, 2020, the Company acquired the net assets of Pub Ocean Limited, also known as “Pub Ocean” (the “Pub Ocean Acquisition"), digital publisher-focused technology company with scalable content distribution and real-time revenue analytics technology.

The total consideration for the acquisition was $13,399, comprised of $4,000 paid in cash at closing and a contingent consideration (with a maximum amount of up to $17,000), tied to financial targets over a two-year period, estimated at fair value of $9,399 on the acquisition date. In addition, the acquisition includes a retention-based component of up to $1,000. As of December 31, 2022, the remaining balance of the contingent consideration was settled. In 2021 and 2022 the change in fair value of the contingent consideration that was recorded as income in the statement of income   was $122 and $3,816, respectively.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:	ACQUISITIONS (Cont.)

c.	Vidazoo

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

On June 14, 2023, the Company entered into an amendment to the SPA with Vidazoo’s sellers in connection with an additional overachievement earnout consideration in an aggregate amount of up to $10,550 payable in the Company’s ordinary shares.

As of December 31, 2023, Vidazoos’ sellers had met the specified earnout targets, and the Company recognized an expense of $10,550 under 'Changes in fair value of contingent consideration' in the consolidated statements of income. The aggregate contingent consideration with respect to Vidazoo Acquisition as of December 31, 2023 is estimated at fair value of $51,895.

d.	Hivestack

On December 11, 2023, the Company consummated the acquisition of Hivestack Inc. (“Hivestack”), a global innovative full-stack programmatic Digital out of Home (DOOH) company.

The total consideration for the acquisition was $106,931, comprised of $100,000 paid in cash at closing and a net working capital in the amount of $6,931 subject to working capital adjustments. In addition, the acquisition includes a contingent consideration payment of up to $25,000, tie to financial target and service of a period of 3 years to be settled in cash and in the Company’s ordinary shares.

The following table summarizes the preliminary estimated fair values of the assets acquired and liabilities assumed at the acquisition date:

Fair value
Net Assets[1]	8,853
Technology	35,072
Customer Relationship	11,206
Tradename	3,158
Deferred Taxes	(3,806)
Goodwill	52,448
Net assets acquired	$106,931

1 Includes cash in the amount of $5,010.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:	ACQUISITIONS (Cont.)

Goodwill is primarily attributable to expected synergies arising from technology integration and expanded product availability to the Company’s existing and new customers.

Technology includes an array of purpose-built software like the DOOH Ad Server, Header Bidder, Supply-Side Platform (“SSP”), and Demand-Side Platform (“DSP”), designed to manage, deliver, and optimize targeted advertising on digital screens, enhancing yield and sourcing demand efficiently. The technology is amortized over the estimated useful life of 8 years using the straight-line method.

Customer relationship is derived from customer contracts and related customer relationships with existing customers. Customer relationship is amortized based on the accelerated method over the estimated useful life of 15 years.

Tradename is derived from developed products tradenames, common law tradenames, service marks, service names, brand names, trade dress rights, logos, internet domain name and URL addresses and general-use e-mail addresses. Tradename is amortized over the estimated useful life of 10 years using the straight-line method.

The results of operations of Hivestack have been included in the consolidated financial statements since the date of the acquisition.

The Company incurred acquisition related costs of $3,061 during the year ended December 31, 2023, which were included in general and administrative expenses in the consolidated statements of income.

Pro forma results of operations related to this acquisition have not been presented because they are not material to the Company’s consolidated statements of income.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:	PROPERTY AND EQUIPMENT, NET

	December 31,
	2023	2022
Cost:
Computers and peripheral equipment	$6,449	$5,941
Office furniture and equipment	2,407	2,777
Leasehold improvements	7,078	8,400
Capitalized software	12,473	12,473

Total cost	28,407	29,591
Less: accumulated depreciation and amortization	(25,228)	(25,980)
Property and equipment, net	$3,179	$3,611

Depreciation expenses related to the Company’s property and equipment totaled to $1,644, $1,954, and $3,022, for the years ended December 31, 2023, 2022 and 2021, respectively.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:	GOODWILL AND OTHER INTANGIBLE ASSETS, NET

a.	Goodwill

The changes in the net carrying amount of goodwill in 2023 and 2022 were as follows:

Balance as of January 1, 2022	$189,265

Vidazoo measurement period adjustments	$6,262

Balance as of December 31, 2022	$195,527

Acquisition of Hivestack	$52,448

Balance as of December 31, 2023	$247,975

Goodwill has been recorded as a result of prior acquisitions and represents excess of consideration over the net fair value of the assets of the businesses acquired. As of December 31, 2023, the Company has two reporting units - Display advertising and Search advertising. The Company performs tests for impairment of goodwill at the reporting unit level at least annually, or more frequently if events or changes in circumstances occur that would more likely than not reduce the fair value of a reporting unit below its carrying value.

No impairment was incurred for the years ended December 31, 2023, 2022 and 2021.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:	GOODWILL AND OTHER INTANGIBLE ASSETS, NET (Cont.)

b.	Intangible assets, net

The following is a summary of intangible assets as of December 31, 2023:

	December 31, 2022	Additions	Amortization	December 31, 2023

Acquired technology	$89,775	$35,072	$-	$124,847
Accumulated amortization	(41,023)	-	(10,083)	(51,106)
Impairment	(8,749)	-	-	(8,749)
Acquired technology, net	40,003	35,072	(10,083)	64,992

Customer relationships	46,544	11,206	-	57,750
Accumulated amortization	(24,976)	-	(2,080)	(27,056)
Impairment	(10,426)	-	-	(10,426)
Customer relationships, net	11,142	11,206	(2,080)	20,268

Tradename and other	18,503	3,158	-	21,661
Accumulated amortization	(12,874)	-	(285)	(13,159)
Impairment	(5,110)	-	-	(5,110)
Tradename and other, net	519	3,158	(285)	3,392

Intangible assets, net	$51,664	$49,436	$(12,448)	$88,652

The following is a summary of intangible assets as of December 31, 2022:

	December 31, 2021	Additions	Amortization	December 31, 2022

Acquired technology	$84,417	$5,358	$-	$89,775
Accumulated amortization	(31,137)	-	(9,886)	(41,023)
Impairment	(8,749)	-	-	(8,749)
Acquired technology, net	44,531	5,358	(9,886)	40,003

Customer relationships	45,054	1,490	-	46,544
Accumulated amortization	(23,218)	-	(1,758)	(24,976)
Impairment	(10,426)	-	-	(10,426)
Customer relationships, net	11,410	1,490	(1,758)	11,142

Tradename and other	18,503	-	-	18,503
Accumulated amortization	(12,634)	-	(240)	(12,874)
Impairment	(5,110)	-	-	(5,110)
Tradename and other, net	759	-	(240)	519

Intangible assets, net	$56,700	$6,848	$(11,884)	$51,664

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:	GOODWILL AND OTHER INTANGIBLE ASSETS, NET (Cont.)

The estimated useful life of the intangible assets are as follows:

Estimated useful life
Acquired technology	4-8 years
Customer relationship	5-15 years
Tradename	4-11 years

Amortization of intangible assets, net, in each of the succeeding five years and thereafter is estimated as follows:

2024	$16,946
2025	13,502
2026	12,175
2027	12,047
2028	10,691
Thereafter	23,291

$88,652

NOTE 8:	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2023	2022

Employees and payroll accruals	$23,292	$20,788
Government authorities	10,808	10,758
Accrued expenses	7,702	5,185
Other short-term liabilities	834	1,138

	$42,636	$37,869

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9: DERIVATIVES AND HEDGING ACTIVITIES

The fair value of the Company’s outstanding derivative instruments is as follows:

		December 31,
	Balance sheet	2023	2022
Derivatives designated as hedging instruments:
Foreign exchange forward contracts and other derivatives	''Prepaid expenses and other current assets''	$234	$7
	''Accrued expenses and other liabilities''	20	239
	''Accumulated other comprehensive income''	214	232

Derivatives not designated as hedging instruments:

Foreign exchange forward contracts and other derivatives	''Prepaid expenses and other current assets''	-	18
	''Accrued expenses and other liabilities''	$-	$31

The net amounts reclassified from accumulated other comprehensive loss to the operating expenses are as follows:

	Gain recognized in Consolidated Statements of Comprehensive Income		Gain (loss) recognized in Consolidated Statements of Income
	Year ended December 31,	Statement of Income	Year ended December 31,
	2023		2023	2022	2021
Derivatives designated as hedging instruments:
Foreign exchange options and forward contracts	$446	"Operating expenses"	$(1,233)	$(948)	$167

Derivatives not designated as hedging instruments:
Foreign exchange options and forward contracts	-	"Financial expenses"	(140)	(75)	24

Total	$446		$(1,373)	$(1,023)	$191

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:	LEASES

In January 2014, the Company entered into a lease agreement for new corporate offices in Holon, Israel. The lease expires in January 2025, with an option by the Company to extend for two additional terms of 24 months each. The Company sublease part of the office to three different sub-tenants.

In June 2018, a US subsidiary entered into a lease agreement for its office at World Trade Center (WTC) New York. The lease expires in May 2026. Additionally, the Company may choose an early termination in 2024. The Company sublease the office to a sub-tenant which led to a decrease of $344 in 2022 on the value of its ROU asset. The decrease in ROU asset was recognized in the depreciation expenses.

In October 2022, a US subsidiary entered into an additional lease agreement for its office at World Trade Center (WTC) New York. The lease expires in December 2025.

Hivestack entered into a lease agreement for its office in Montreal, Canada. The lease expires in September 2025.

Certain other facilities of the Company are rented under operating lease agreements, which expire on various dates, the latest of which is in 2024. The Company recognizes rent expense under such arrangements on a straight-line basis.

The following table represents the weighted-average remaining lease term and discount rate:

	Year ended December 31,
	2023	2022
Weighted average remaining lease term	2.03 Years	2.94 Years
Weighted average discount rate	5.05%	5.23%

The discount rate was determined based on the estimated collateralized borrowing rate of the Company, adjusted to the specific lease term and location of each lease.

Maturities of operating lease liabilities were as follows:

Year ending December 31,
2024	$4,605
2025	2,851
2026	777

Total lease payments *)	$8,233

Less – imputed interest	(587)

Present value of lease liabilities	$7,646

*) Total lease payments are not offset by $5,646 of expected non-cancelable future sublease payments.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:	LEASES (Cont.)

Facilities leasing expenses, net  in the years 2023, 2022 and 2021 were $1,993, $2,846, and $4,441 respectively. Out of which, Sublease income amounted to $3,598, $2,533 and $2,838 in the years 2023, 2022 and 2021, respectively.

Cash paid for amounts included in measurement of lease liabilities during the years ended 2023, 2022 and 2021 were $6,191, $5,880, and $8,465, respectively.

NOTE 11:	SHAREHOLDERS' EQUITY

a.	Ordinary shares

The ordinary shares of the Company entitle their holders to voting rights, the right to receive cash dividend and the right to a share in excess assets upon liquidation of the Company.

b.	Share Options, Restricted Share Units and Warrants

In 2003, the Company's Board of Directors approved the 2003 Equity Incentive Plan (the "Plan") for an initial term of ten years from adoption and on December 9, 2012, extended the term of the Plan for an additional ten years, and on November 8, 2022 the Company’s Board of Directors approved to extend the term of the Incentive Plan for an additional period of two years, expiring on December 9, 2024. On August 7, 2013, the Company’s Board of Directors approved amendments to the Plan which include the ability to grant RSUs and restricted shares.

The contractual term of the share options is generally no more than seven years and the vesting period of the options and RSUs granted under the Plan is between one and three years from the date of grant. The rights of the ordinary shares issued upon the exercise of share options or RSUs are identical to those of the other ordinary shares of the Company.

As of December 31, 2023, there were 83,848 ordinary shares reserved for future share-based awards under the Plan.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:	SHAREHOLDERS' EQUITY (Cont.)

The following table summarizes the activities for the Company’s service-based share options and RSUs for the year ended December 31, 2023:

		Weighted average
	Number of options and RSUs	Exercise price	Remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2023	3,064,674	$1.39	59.70	$73,284
Granted	1,276,693	0.01	-	-
Exercised	(1,586,980)	1.33	-	50,903
Cancelled	(261,106)	0.12	-	-
Outstanding at December 31, 2023	2,493,281	$0.84	66.70	$74,862

Exercisable at December 31, 2023	349,648	$5.40	2.38	$8,905

Vested and expected to vest at December 31, 2023	2,489,358	$0.89	73.59	$140,704

The weighted-average grant-date fair value of options and RSUs granted during the years ended December 31, 2023, 2022 and 2021 was $35.65, $20.13, and $18.55, respectively. The total fair value of options and RSUs, as their respective vesting dates, during the years ended December 31, 2023, 2022 and 2021 was $11,531, $10,008, and $4,137, respectively.

The aggregate intrinsic value of the outstanding service-based equity grants at December 31, 2023, represents the intrinsic value of all outstanding options and RSUs since they were all in-the-money as of such date.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:	SHAREHOLDERS' EQUITY (Cont.)

The following table summarizes the activities for the Company’s performance-based share options and RSUs for the year ended December 31, 2023:

		Weighted average
	Number of Performance based options and RSUs	Exercise price	Remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2023	592,511	$0.51	70.64	$14,690
Granted	281,000	0.01	-	-
Exercised	(231,971)	1.30	-	7,980
Cancelled	(109,512)	0.01	-	-

Outstanding at December 31, 2023	532,028	$0.01	87.53	$16,424

Exercisable at December 31, 2023	-	-	-	-

Vested and expected to vest at December 31, 2023	456,032	$0.01	98.40	$30,501

The weighted-average grant-date fair value of options and RSUs granted during the year ended December 31, 2023, 2022 and 2021 was $34.18, $20.58 and $20.03, respectively. The total fair value of options and RSUs, as their respective vesting dates, during the years ended December 31, 2023, 2022 and 2021 was $2,506, $2,434, and $264, respectively.

The aggregate intrinsic value of the outstanding performance-based equity grants at December 31, 2023, represents the intrinsic value of all outstanding options and RSUs since they were all in-the-money as of such date.

The number of service-based and performance-based options and RSUs expected to vest reflects an estimated forfeiture rate.

The following table summarizes additional information regarding outstanding and exercisable service-based options and RSUs under the Company's Equity Incentive Plan as of December 31, 2023:

	Outstanding			Exercisable
Range of exercise price	Number of options and RSUs	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of options and RSUs	Weighted average remaining contractual life (years)	Weighted average exercise price

$0.01	2,121,332	77.98	$0.01	-	-	$-
2.52 – 3.38	105,336	1.39	3.23	105,336	1.39	3.23
4.25 – 5.90	167,884	2.92	5.26	167,884	2.92	5.26
6.23 – 8.34	72,635	1.86	6.63	57,635	2.05	6.65
$12.02 – 21.35	26,094	4.21	15.34	18,793	4.20	15.03

	2,493,281	66.70	$0.84	349,648	2.38	$5.40

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:	SHAREHOLDERS' EQUITY (Cont.)

The following table summarizes additional information regarding outstanding and exercisable performance-based options and RSUs under the Company's share Option Plan as of December 31, 2023:

	Outstanding			Exercisable
Range of exercise price	Number of options and RSUs	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of options and RSUs	Weighted average remaining contractual life (years)	Weighted average exercise price

$0.01	532,028	87.53	$0.01	-	-	$-

The Company recognized share-based compensation expenses related to its share-based awards in the consolidated statements of income as follows:

	Year ended December 31,
	2023	2022	2021

Cost of revenue	$919	$446	$171
Research and development	2,745	2,129	946
Selling and marketing	6,995	4,528	3,248
General and administrative	4,931	4,467	2,620

Total	$15,590	$11,570	$6,985

As of December 31, 2023, there was $25,665 of unrecognized compensation cost related to outstanding options and RSUs. These amounts are expected to be recognized over a weighted-average period of 1.58 years related to outstanding options and RSUs. To the extent the actual forfeiture rate is different from what has been estimated, share-based compensation related to these awards will differ from the initial expectations.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:	FINANCIAL INCOME (EXPENSE), NET

	Year ended December 31,
	2023	2022	2021

Financial income:
Interest income	$20,728	$4,993	$539
Amortization/accretion of premium/discount on marketable securities, net	1,147	-	-
	$21,875	$4,993	$539

Financial expense:
Foreign currency translation losses	$(567)	$(264)	$(528)
Interest expense on debts	-	-	(119)
Bank charges and other	(357)	(227)	(473)
	$(924)	$(491)	$(1,120)

Financial income (expense), net	$20,951	$4,502	$(581)

NOTE 13:	INCOME TAXES

a.	Income before taxes on income

Income before taxes on income is comprised as follows:

	Year ended December 31,
	2023	2022	2021

Domestic	$129,676	$106,634	$38,854
Foreign	8,015	7,030	6,461

Total	$137,691	$113,664	$45,315

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:	INCOME TAXES (Cont.)

b.	Taxes on income

Taxes on income are comprised as follows:

	Year ended December 31,
	2023	2022	2021

Current taxes	$21,623	$16,758	$7,891
Deferred tax benefit	(734)	(1,525)	(2,758)
Taxes in respect of previous years	(611)	(794)	1,476

Total	$20,278	$14,439	$6,609

Taxes on income by jurisdiction were as follows:

	Year ended December 31,
	2023	2022	2021

Domestic	$19,466	$14,378	$8,060
Foreign	812	61	(1,451)

Total	$20,278	$14,439	$6,609

Domestic:
Current taxes	$21,106	$15,938	$7,447
Deferred tax benefit	(1,594)	(860)	(980)
Taxes in respect of previous years	(46)	(700)	1,593

Total - Domestic	$19,466	$14,378	$8,060

Foreign:
Current taxes	$517	$820	$444
Deferred tax expense (benefit)	860	(665)	(1,778)
Taxes in respect of previous years	(565)	(94)	(117)

Total - Foreign	$812	$61	$(1,451)

Total income tax expense	$20,278	$14,439	$6,609

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:	INCOME TAXES (Cont.)

c.	Deferred Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31,
	2023	2022
Deferred tax assets:
Net operating loss and other losses carry forwards	$6,077	$5,912
Research and development	3,345	3,278
Other temporary differences mainly relating to reserve and allowances	3,520	2,943
Deferred tax assets, before valuation allowance	$12,942	$12,133
Deferred tax liability:
Intangible assets	$(6,643)	$(3,895)
Deferred tax liability, before valuation allowance	$(6,643)	$(3,895)

Valuation allowance	(2,119)	(2,459)
Total deferred tax assets, net	$4,180	$5,779

Domestic:
Long term deferred tax asset (liability), net	$722	$(791)
	$722	$(791)
Foreign:
Long term deferred tax asset, net	$3,458	$6,570
	$3,458	$6,570

Total deferred tax asset, net	$4,180	$5,779

The $185 and $340 change in the total valuation allowance for the year ended December 31, 2022 and 2023, respectively, relates to the projected utilization of certain operating loss carry-forwards and temporary differences for which a full valuation allowance was previously recorded.

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

d.	Reconciliation of the Company’s effective tax rate to the statutory tax rate in Israel

A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company, and the actual tax expense as reported in the statement of income is as follows:

	Year ended December 31,
	2023	2022	2021

Income before taxes on income	$137,691	$113,664	$45,315
Statutory tax rate in Israel	23.0%	23.0%	23.0%
Theoretical tax expense	$31,669	$26,143	$10,422

Increase (decrease) in tax expenses resulting from:
"Preferred Enterprise" benefits *	(15,753)	(11,255)	(5,610)
Non-deductible expenses	3,683	(229)	710
Tax adjustment in respect of different tax rate of foreign subsidiaries	407	313	226
Deferred taxes related to prior years	667	(55)	(922)
Previous years taxes	42	(136)	1,476
Change in valuation allowance	(340)	(185)	390
Other	(97)	(157)	(83)

Taxes on income	$20,278	$14,439	$6,609

* Benefit per ordinary share from "Preferred Enterprise" status:

Basic	$0.33	$0.25	$0.16
Diluted	$0.31	$0.23	$0.15

e.	Income tax rates

Taxable income of Israeli companies was generally subject to corporate tax at the rate of 23% in 2023, 2022 and 2021. However, the effective tax rate payable by a company that derives income from a Preferred Enterprise or a Preferred Technological Enterprise (as discussed below) may be considerably lower.

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

h.	Uncertain tax positions

A reconciliation of the beginning and ending balances of the total amounts of unrecognized tax benefits is as follows:

	December 31,
	2023	2022

Balance at the beginning of the year	$9,400	$6,928
Decrease related to prior year tax positions, net	(755)	(590)
Increase related to current year tax positions, net	4,077	3,062

Balance at the end of the year	$12,722	$9,400

In 2023, the Company recognizes interest accrued related to unrecognized tax benefits and penalties in tax expenses. The Company had $910 and $975 for the payment of interest and penalties accrued at December 31, 2023, and 2022, respectively which are included in the balance at the end of the year.

As of December 31, 2023, the total amount of gross uncertain tax benefits was $12,722, out of which an amount of $11,972, if recognized, would affect the Company’s effective tax rate.

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

The Company’s tax assessments in Israel and the U.S. Federal for tax years prior to 2018 and 2020 respectively are considered final. The Company has net operating losses in the U.S. from prior tax periods beginning in 2015 which may be subject to examination upon utilization in future tax periods.

i.	Tax loss carry-forwards

As of December 31, 2023, the Company’s U.S. subsidiaries have Federal net operating loss carry-forwards of $8,549 and States net operating loss carry-forwards of $9,491. Net operating losses generated in fiscal years prior to 2018 in the U.S. may be carried forward through periods which will expire in 2035. Net operating losses generated in 2018 and subsequent years in the U.S. may be carried forward indefinitely for Federal tax purposes yet are subject to certain limitations. Different states have varying rules regarding utilization and expiration of net operating losses. Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:	INCOME TAXES (Cont.)

As of December 31, 2023, the Company’s European subsidiaries have net operating loss carry-forwards of $6,164 which may be carried forward indefinitely.

The Company has accumulated net operating losses for Israeli tax purposes as of December 31, 2023, in the amount of approximately $2,560 which may be carried forward and offset against taxable income in the future for an indefinite period. The net operating losses may be offset against taxable income in 2024 with a limitation of up to 50% of the Company's taxable income. In addition, the Company has accumulated capital losses for tax purposes as of December 31, 2023, of approximately $1,187, which may be carried forward and offset against taxable capital gains in the future for an indefinite period but are limited as stated above.

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

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:	EARNINGS PER SHARE

The table below presents the computation of basic and diluted net earnings per common share:

	Year ended December 31,
	2023	2022	2021
Numerator:
Net income attributable to ordinary shares – basic and diluted	$117,413	$99,225	$38,706

Denominator:
Number of ordinary shares outstanding during the year	47,128,232	44,871,149	34,397,134
Weighted average effect of dilutive securities:
Employee options and restricted share units	2,945,753	3,200,489	3,432,591

Diluted number of ordinary shares outstanding	50,073,985	48,071,638	37,829,725

Basic net earnings per ordinary share	$2.49	$2.21	$1.13

Diluted net earnings per ordinary share	$2.34	$2.06	$1.02

Potential ordinary shares equivalents excluded because their effect would have been anti-dilutive	-	456,696	1,035,307

NOTE 15:	MAJOR CUSTOMERS

A substantial portion of the Company's revenue is derived from search fees and online advertising, the market for which is highly competitive and rapidly changing. Significant changes in this industry or in customer buying behavior would adversely affect the Company’s operating results.

The following table sets forth the customers that represent 10% or more of the Company’s total revenue in each of the years presented below:

	Year ended December 31,
	2023	2022	2021

Customer A	34%	35%	37%
Customer B	11%	Less than 10%	Less than 10%

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:	GEOGRAPHIC INFORMATION

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

The following table presents the total revenue for the years ended December 31, 2023, 2022 and 2021, allocated to the geographic areas in which they were generated:

	Year ended December 31,
	2023	2022	2021

U.S.	$638,748	$536,331	$413,415
Other	104,407	103,925	65,083

	$743,155	$640,256	$478,498

The total revenue is attributed to geographic areas based on the location of the end-users.

The following table presents the locations of the Company’s long-lived assets as of December 31, 2023 and 2022:

	December 31,
	2023	2022

Israel	$3,900	$6,176
U.S.	5,785	7,427
Europe	103	138

	$9,788	$13,741

NOTE 17:	SUBSEQUENT EVENTS

In February 2024, the Company’s board of directors approved a shares repurchase plan for an aggregate amount of up to $50,000, which, as of the date of this report, has been increased to a total of up to $75,000. The program is subject to the issuance of the Company’s audited annual financial report for the year 2023.

ITEM 19. EXHIBITS:

		Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished
1.1	Memorandum of Association of Perion, as amended and restated (translated from Hebrew)	20-F	000-51694	1.1	March 16, 2022
1.2	Articles of Association of Perion, as amended and restated	20-F	000-51694	1.2	March 16, 2022
2.1	Description of Perion’s Securities registered pursuant to Section 12 of the Securities Exchange Act of 1934					*
4.1†	Perion 2003 Israeli Share Option Plan and U.S. Addendum	20-F	000-51694	4.1	April 29, 2013
4.2†	Perion Equity Incentive Plan as amended on November 8, 2022	20-F	000-51694	4.2	March 15, 2023
4.3†	Compensation Policy for Directors and Officers	20-F	000-51694	4.3	March 15, 2023
4.4†	A Form of Indemnification Letter Agreement between the Company and its Present and Future Directors and Officers	20-F	000-51694	4.17	March 27, 2018
4.5	Bing Services Framework Agreement by and between Perion Network Ltd. and Microsoft Ireland Operations Limited, effective as of January 1, 2021***	20-F	000-51694	4.6	March 25, 2021
4.6	Membership Interest Purchase Agreement by and between Perion Network Ltd., Mr. Assaf Katzir, Mr. Ziv Yarmiyahu and Content IQ LLC, dated January 14, 2020***	20-F	000-51694	4.7	March 25, 2021
4.8	Summary in English of Lease Agreement by and between Perion Network Ltd. and Kanit HaShalom Investments Ltd., dated January 28, 2014, as amended on October 7, 2015 and December 26, 2019	20-F	000-51694	4.8	March 16, 2020
97.1†	Perion Policy for recovery of erroneously awarded compensation					*
8.1	List of Subsidiaries					*
12.1	Certification required by Rule 13a-14(a) or Rule 15d-14(a) executed by the Chief Executive Officer of the Company					*
12.2	Certification required by Rule 13a-14(a) or Rule 15d-14(a) executed by the Chief Financial Officer of the Company					*
13.1	Certification required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code					**
13.2	Certification required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code					**
15.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, Independent Auditors					*
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104**	Inline XBRL for the cover page of this Annual Report on Form 20-F (embedded within the Inline XBRL document)
_________________

*	Filed herewith.
**	Furnished herewith.
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

PERION NETWORK LTD.

By:	/s/ Tal Jacobson
Name: Tal Jacobson
Title: Chief Executive Officer

By:	/s/ Maoz Sigron
Name: Maoz Sigron
Title: Chief Financial Officer

Date: April 8, 2024