Form 20-F
period 2024-12-31
Perion Network Ltd.
filed 2025-03-25
CIK 1338940

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

2 Leonardo Da Vinci Street
Tel Aviv, Israel 6473309
(Address of principal executive offices)

Elad Tzubery
Chief Financial Officer
 Tel: +972-73-3981000
Fax: +972-3-603-1585
2 Leonardo Da Vinci Street
 Tel Aviv, Israel 6473309
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

As of December 31, 2024, the Registrant had outstanding 44,825,053 ordinary shares, par value NIS 0.03 per share (excluding treasury shares).

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

Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Item 17 ☐    Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes ☐    No ☒

INTRODUCTION

Terms

As used herein, and unless the context suggests otherwise, the terms “Perion,” “Company,” “we,” “us” or “ours” refer to Perion Network Ltd. and subsidiaries. References to “dollar” and “$” are to U.S. dollars, the lawful currency of the United States, and references to “NIS” are to New Israeli Shekels, the lawful currency of the State of Israel. This annual report on Form 20-F contains translations of certain NIS amounts into U.S. dollars at specified rates solely for your convenience. These translations should not be construed as representations by us that the NIS amounts actually represent such U.S. dollar amounts or could, at this time, be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, we have translated NIS amounts into U.S. dollars at an exchange rate of NIS 3.647 to $1.00, the representative exchange rate reported by the Bank of Israel on December 31, 2024.

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our, or our industries’ actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed, implied or inferred by these forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “would,” “expects,” “plans,” “intends,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential” or “continue” or the negative of such terms and other comparable terminology, such forward-looking statements are based on our current beliefs, expectations and assumptions.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we do not know whether we can achieve positive future results, levels of activity, performance, or goals. Actual events or results may differ materially from our current expectations. All forward-looking statements included in this report are based on information available to us on the date of this report. Investors are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made. Except as required by applicable law, we undertake no obligation to update or revise any of the forward-looking statements after the date of this Annual Report on Form 20-F to conform those statements to reflect the occurrence of unanticipated events, new information or otherwise.

You should read this annual report on Form 20-F and the documents that we reference in this report completely and with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we currently expect.

Factors that could cause actual results to differ from our expectations or projections include certain risks, including but not limited to the risks and uncertainties relating to our business, intellectual property, industry and operations in Israel, as described in this Annual Report on Form 20-F, including, under Item 3.D. – “Key Information – Risk Factors,” the information about us set forth under Item 4. – “Information on the Company,” and information related to our financial condition under Item 5. – “Operating and Financial Review and Prospects.” Assumptions relating to the foregoing, involve judgment with respect to, among other things, future economic, competitive and market conditions, and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. In light of the significant uncertainties, inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives or plans will be achieved. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time and it is not possible for our management to predict all risks, nor can we assess the impact of all risks on our business or the extent to which any risk, or combination of risks, may cause actual results to differ from those contained in any forward-looking statements.

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

Our estimates and forward-looking statements may be influenced by factors including:

•
Our search advertising solution depends highly upon revenue generated from our agreements with our search providers. Any adverse change in those agreements could adversely affect our business, financial condition and results of operations.

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

•
If the demand for digital advertising does not continue to grow or customers do not embrace our solutions including our Perion One platform, it could have a material adverse effect on our business and results of operation.

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

•	Non-compliance with industry self-regulation could negatively impact our Advertising Solutions business, brand and reputation.

•	The advertising industry is highly competitive. If we cannot compete effectively and overcome the technological gaps in this market, our revenue is likely to decline.

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

•
We depend on third-party service providers, suppliers and vendors, such as internet, telecommunication, data centers, cloud computing and hosting providers, to operate our platforms, websites and services. Temporary failure of these services, including catastrophic or technological interruptions, would materially reduce our revenue and damage our reputation, and securing alternate sources for these services could significantly increase our expenses and be difficult to obtain.

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

•	Our business relies significantly on the U.S. market. Any material adverse change in that market could have a material adverse effect on our results of operations.

•
Our business may be materially affected by changes to fiscal and tax policies. Potentially negative or unexpected tax consequences of these policies, or the uncertainty surrounding their potential effects, could adversely affect our results of operations and share price.

•
Political, economic and military instability in the Middle East and specifically in Israel, including Israel’s war with Hamas and conflict with other parties in the region, may adversely affect our operations and limit our ability to market our products, which would lead to a decrease in revenues.

You should not rely on forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this Annual Report primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition and operating results. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described under Item 3.D. – “Key Information – Risk Factors” and in other parts of this Annual Report. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Annual Report. The results, events and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

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

An investment in our ordinary shares involves a high degree of risk since we are subject to various risks and uncertainties relating to or arising out of the nature of our business and general business, economic, financial, legal and other factors or conditions that may affect us. We believe that the occurrence of any one or some combination of the following factors could have a material adverse effect on our business, financial condition, cash flows and results of operations. You should carefully consider risks described below, as well as the other information in this Annual Report, before making an investment decision. We can give no assurance that we will successfully address any of these risks.

Risks Related to our Search Business

Our search advertising solution depends highly upon revenue generated from our agreements with our search providers. Any adverse change in those agreements could adversely affect our business, financial condition and results of operations.

Our search advertising business is highly dependent on search services agreements with our search providers. There are only a few companies in the market that provide internet search and search advertising services, mainly Microsoft, Google and Yahoo. Such companies are substantially the only participants in western markets, and their competitors do not offer as much coverage through sponsored links or searches. If we fail to quickly locate, negotiate and finalize alternative arrangements or otherwise expedite current operations we have with such alternative search providers, or if we do, but the alternatives do not provide for terms that are as favorable as those currently provided and utilized, we would experience a material reduction in our revenue and, in turn, our business, financial condition and results of operations would be adversely affected.

In previous years, we have been highly dependent on our agreement with Microsoft Irelands Operations Limited. (“Microsoft”). We entered into our first agreement with Microsoft in 2010. In November 2020, we entered into a renewed agreement with Microsoft which became effective on January 1, 2021 and expired on December 31, 2024 (the “Microsoft Agreement”), and which is now in its tail period. The Microsoft Agreement accounted for 35%, 34% and 23% of our revenue, in 2022, 2023 and 2024, respectively. In the first quarter of 2024, we experienced a decline in our search advertising activity, attributable to changes in advertising pricing and mechanisms implemented by Microsoft in its search distribution marketplace. These adjustments led to a reduction in Revenue Per Thousand Impressions (RPM) for both Perion and other Microsoft distribution partners. In the second quarter of 2024, we experienced an additional decline in our search advertising activity attributable to Microsoft’s exclusion of a number of publishers from its search distribution marketplace. These changes resulted in a material decrease in our search advertising activity and results of operations. The Microsoft Agreement expired on December 31, 2024, and is now in its tail period.

In 2024, 23% of our revenue was generated from our agreement with Microsoft, and 10% of our revenue was generated from our agreement with another search provider, mostly in our search business.

If our agreements with our search providers are terminated, expire or are substantially amended on terms not favorable to us, we would experience a material decrease in our business, which could result in a material adverse effect on our business, financial condition and results of operations. In addition, we would be forced to seek additional or alternative search provider services, which may be on less competitive terms or may need to accelerate the business we have with such search providers.

The generation of search advertising revenue through publishers is subject to competition. If we cannot compete effectively in this market, our revenue is likely to decline.

We obtain a significant portion of our revenue through the configuration of our search service as the default search provider during the download and installation of our publishers’ products and/or use by their services of our search offering and the subsequent searches performed by the users thereof. In 2023 and 2024 the top five publishers distributing our search services accounted for approximately 11% and 15% of our revenue, respectively. There can be no assurance that our current publishers will continue utilizing our revenue-generating monetization services at the levels they did in the past or at all or on terms not less favorable to us. Additionally, traffic from low-quality sources, including websites with irrelevant content or poor user engagement have impacted and may negatively impact the effectiveness of our search advertising. The loss of a substantial portion of our relationships with our publishers, or a substantial reduction in their level of activity, could cause a material decline in our revenue and profitability.

To achieve our business goals, we heavily rely on third-party publishers to implement our search offering as a value-added component of their own offerings and/or distribute our owned & operated products where the search component is added, at a price sufficient to drive acceptable margins. We are therefore constantly looking for more ways to distribute our search offering through various channels, including through independent distribution efforts of our owned and operated products and services. There are other companies that generate revenue from searches and some of them may have other monetization solutions. The large search engine companies, including Google, Microsoft, Yahoo and others, have become increasingly aggressive in their own search service offerings. In addition, we need to continuously maintain the technological advantage of our platform, products and other services in order to attract publishers to our offerings. If the search engine companies engage in more direct relationships with publishers or if we are unable to maintain the technological advantage to service our publishers, we may lose both current and potential new publishers and our ability to generate revenue will be negatively impacted.

In order to receive advertising-generated revenue from our search providers, we depend, in part, on factors outside of our control.

The amount of revenue we receive from search providers depends upon a number of factors outside of our control, including the amount such search providers charge for advertisements, the efficiency of the search providers’ systems in attracting advertisers and syndicating paid listings in response to search queries, and parameters established by such search provider regarding the number and placement of paid listings displayed in response to search queries. In addition, search providers analyze the relative attractiveness (to their advertiser) of clicks on paid listings from searches performed on or through our search assets, and these judgments factor into the amount of revenue we receive. Changes in the efficiency of a search providers’ paid listings network, in their judgment, about the relative attractiveness of clicks on paid listings or in the parameters applicable to the display of paid listings, which could come about for a number of reasons, including general market conditions, competition, inventory availability or policy and operating decisions made by  the search providers we work with (as happened in the past), have previously materially impacted our business and could have an adverse effect on our business, financial condition and our results of operations. In the first quarter of 2024, we experienced a decline in our search advertising activity, attributable to changes in advertising pricing and mechanisms implemented by Microsoft in its search distribution marketplace. These adjustments led to a reduction in Revenue Per Thousand Impressions (RPM) for both Perion and other Microsoft distribution partners. In the second quarter of 2024, we experienced an additional decline in our search advertising activity attributable to Microsoft’s exclusion of a number of publishers from its search distribution marketplace. These changes resulted in a material decrease in our search advertising activity and results of operations. The Microsoft Agreement expired on December 31, 2024, and is now in its tail period. For additional information see also the Risk Factor titled - “Our search advertising solution depends highly upon revenue generated from our agreements with our search providers. Any adverse change in those agreements could adversely affect our business, financial condition and results of operations.”

Should the methods used for the distribution of our search solution, be blocked, constrained, limited, materially changed, based on a change of policies, technology or otherwise (as has happened in the past), or made redundant by any of our search engine providers, our ability to generate revenue from our search activity could be significantly reduced.

Typically, agreements with search providers, such as our agreements with Microsoft and Yahoo, require compliance with certain policies promulgated by them for the use of the respective brands and services, including the manner in which paid listings are displayed within search results, as well as the establishment of policies to govern certain activities of third parties to whom the search services are syndicated, including the manner in which those third parties can acquire new users and drive search traffic. Subject to certain limitations, search partners may unilaterally update their policies (as has happened in the past), which could, in turn, require modifications to, or prohibit and/or render obsolete certain of our search solutions, products, services and practices, which could be costly to address or otherwise have an adverse effect on our business, our financial condition and results of operations. Noncompliance with the search partners’ policies, whether by us or by third parties to which we syndicate paid listings, or by the publishers through whom we secure distribution arrangements could, if not cured, result in such companies’ suspension of some or all of their services to us, or to the websites of our third-party publishers, or the reimbursement of funds paid to us, or the imposition of additional restrictions on our ability to syndicate paid listings or distribute our search solution or the termination or expiration of the search distribution agreement by our search partners.

Our search providers have changed these policies, with respect to methods of distribution, quality of traffic sources, homepage resets, and default search resets as well as other matters, numerous times in the past, having negative revenue implications for us, and may continue changing the policies governing their relationship with search partners like us. Should any of our large partnerships be deemed non-compliant, blocked or should choose to partner with different providers, it could be difficult to replace the revenue generated by that partnership and we would experience a material reduction in our revenue and, in turn, our business, financial condition and results of operations would be adversely affected.

Should the providers of platforms, particularly browsers, further block, constrain or limit our ability to offer or change search properties, or materially change their policies, technology or the way they operate, our ability to generate revenue from our search activity could be significantly reduced.

As we provide our services through the internet, we rely on our ability to work with different internet browsers. The internet browser market is extremely concentrated with Google’s Chrome, Apple’s Safari, Microsoft Edge and Mozilla’s Firefox, accounting for over 94% of the desktop browser market as of December 2024, with Google’s Chrome alone accounting for over 65.54%, based on StatCounter reports as of February 2025. In the past years, internet browser providers such as Google and Microsoft made changes and updated their policies and technology in general, and specifically those relating to changes of search settings. Each such change limits and constrains our ability to offer or change search properties. In addition, the desktop operating system market is very concentrated as well, with Microsoft Windows accounting for over 70.54% of the market in February 2025 and Apple MacOS accounting for more than 15.77% of the market, based on StatCounter reports as of February 2025. In June 2018, Google limited the ability to install Chrome browser extensions exclusively through the Chrome Web Store.  Some of these changes have adversely affected our ability to ensure that users’ browser settings remain optimally compatible with our services. If Microsoft, Google, Apple or other companies that provide internet browsers, operating systems, app stores or other platforms were to further restrict, discourage or otherwise hamper companies, like us, from offering or changing search services, this would cause a material adverse effect on our revenue and our financial results.

Additionally, changes in browser or platform policies, for instance, increasing technical or contractual barriers, introducing proprietary alternatives, or promoting exclusive partnerships, may limit our ability to innovate, access users, or ensure service compatibility. Such developments could increase user acquisition costs or reduce service quality. There can be no assurance that our mitigation strategies, including monitoring these changes, adapting our practices and exploring partnerships or technological workarounds, will fully address these risks. Any sustained incompatibilities or limitations could undermine our competitiveness and financial performance and materially and adversely affect our results of operations.

Currently most users access the internet through mobile devices, while a substantial part of our search revenue generation and services are currently not widely spread on mobile platforms. Also, web-based software and similar solutions impact the attractiveness of downloadable software products.

Historically, the market for search services on desktop computers has represented a significant portion of our search revenue. However, in recent years, there has been a shift in internet usage from desktop computers to mobile devices, including smartphones and tablets.

In 2016, desktops accounted for 54.09% of global internet usage, but this share has steadily declined over the years, reaching 35.73% as of December 2024, according to StatCounter reports. Conversely, mobile devices, which had a 45.91% share in 2016, have experienced continuous growth, rising to 64.27% by December 2024.

If this trend of increasing mobile device usage continues and desktop usage declines further, our search services could become less relevant in the marketplace, potentially impacting their ability to attract publishers and sustain web traffic.

Web-(or “cloud-”) based software and similar solutions do not require the user to download software to their device and thus provide a very portable and accessible alternative to downloadable software. While there are advantages and disadvantages to each method and system and the markets for each of them remain large, the market for web-based systems is growing at the expense of downloadable software. Should this trend accelerate faster than our partners’ ability to provide differentiating advantages in their downloadable solutions, this could result in fewer downloads of their products and lower search revenue generated through the use of these products. See Item 4.B. “Business Overview—Competition” for additional discussion of our competitive market.

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

Furthermore, the discretionary, non-exclusive nature of our relationships with advertising customers subjects us to increased pricing pressure. Although we believe our rates are competitive, our competitors may offer more favorable pricing or other advantageous terms. While we seek to diversify our offerings and, as part of our strategy, provide our customers with different advertising solutions and constantly adapt our relationship with our customers to respond to their ever-changing needs, there is no assurance that our strategy will successfully address these risks. As a result, we may be compelled to reduce our rates, offer other incentives or other more compelling pricing models in order to maintain our current customers and attract new customers. If a significant number of customers compel us to charge lower rates or provide rate concessions or incentives, there is no assurance that we would be able to compensate for such price reductions or maintain our profit margins.

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

Google’s Chrome internet browser supports the “Better Ads Standards” implemented by the Coalition for Better Ads, an industry body formed by leading international trade associations and companies involved in online media (in which one of our US subsidiaries is also a member) and removes all ads from certain sites that violate this standard. In addition, while Google announced in July 2024, that it reversed its plans to deprecate third-party cookies in its Chrome browser, it also announced introducing of a new feature in Chrome providing users with a more informed choice regarding their web browsing data. Furthermore, Google has announced an initiative known as “IP Protection,” to be introduced as a feature in Chrome’s Incognito mode, which will allow to anonymize the user's IP address, to help protect it from being used by third parties for web-wide cross-site tracking. If implemented, this could limit geo-targeting for advertisements for users of Chrome Incognito. Moreover, the leading mobile operating systems, Apple iOS and Google Android have implemented and may plan to further implement, advertising and targeting restrictions within applications running on their platforms, including the requirement to obtain user consent before permitting access to Apple’s unique identifier and allowing users to opt-out of tracking across devices on Android.

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

If the demand for digital advertising does not continue to grow or customers do not embrace our solutions including our Perion One platform, it could have a material adverse effect on our business and results of operation.

A substantial portion of our advertising revenue is derived from the sale of our digital advertising solutions and we have made significant investments in our ability to deliver different types of advertisements on diverse digital channels, including high-impact display, CTV, Retail & Commerce, DOOH, search advertising, digital audio, advanced audience segmentation -  SORT®, social, and website publisher’s solutions, which are compatible on many devices and channels as well as different content monetization solutions for which we partner with advertising networks to serve ads on our properties as well properties of our publishers. Nonetheless, (i) customers may prefer other solutions than ours, (ii) our integration, including in particular integration of our Perion One platform, with advertising networks may be unsuccessful, (iii) the implementation of our Perion One strategy and platform may delay, fail or be less successful than planned; (iv) there may be a reduction in general demand for digital advertising or in spend for certain channels or solutions, (v) advertising customers may pay less or exclude supply inventory on publishers websites that are “Made for Advertising” or for other reasons, or (vi) the demand for our specific solutions and offerings may decrease, as have impacted us in the past, and could lead to a material adverse impact on our business, financial conditions and results of operation.

Furthermore, in February 2025, we announced a transformation in our strategy, by unifying our business units under the Perion brand. This strategy intends to unify our brands and technologies into one advanced platform named Perion One, that will allow brands, agencies, and retailers navigating the complexities of modern advertising via the platform. If we fail to design and implement the Perion One strategy and the platform in a manner compelling to our business partners, if we fail to meet our technological goals in connection with the platform, or if the Perion One strategy and platform is not successful for other reasons, we may not be able to attract brands, agencies and retailers, which will adversely impact our ability to grow or otherwise adversely materially impact the results of our operations.

Due to our evolving business model and rapid changes in the industry in which we operate and the nature of services we provide, it is difficult to accurately predict our future performance and may be difficult to increase revenue or profitability.

As the digital advertising ecosystem is dynamic, seasonal and subject to shifts in spending trends, it is hard to predict our future performance, particularly with regard to the effect of our efforts to increase revenue and profitability. Although we diversify our business, there is no assurance that we will not be adversely affected by shifts in advertisers’ spending. If we are unable to continuously improve our systems and processes, including in particular by the implementation of our Perion One platform, adapt to the changing and dynamic needs of our customers or align our expenses with our revenue level, it will impair our ability to be compelling and may adversely affect our business and profitability.

In addition, we may experience an overall decline in advertising spending and demand for our solutions as a result of enhanced competition, decrease in market demand, macroeconomic conditions, higher rates of global inflation and shifts in spending trends. If we are unable to respond to such changes and timely adapt our business model, we may not be able to sustain growth, meet our business targets or achieve or sustain profitability and our business and results of operations may be adversely affected.

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

Our supply sources typically make their advertising inventory available to us on a non-exclusive basis and are not required to provide any minimum amounts of advertising inventory to us or to provide us with a consistent supply of advertising inventory, at any predetermined price or through real-time bidding. Supply sources often maintain relationships with various demand partners that compete with us, and it is easy for such supply sources to quickly shift their advertising inventory among these demand partners, or to shift inventory to new demand partners, without notice or accountability. Supply sources may also change the terms on which they offer inventory to us, or they may allocate their advertising inventory to our competitors who may offer more favorable economic terms, better solutions or more advanced technology. Supply sources may also elect to sell all, or a portion, of their advertising inventory directly to advertisers and advertising agencies, or they may develop their own offerings competitive to ours, which could diminish the demand for our solutions. In addition, significant supply sources within the industry may enter into exclusivity arrangements with our competitors, which could limit our access to a meaningful supply of inventory. As a result of all of these factors, our supply sources may not provide us with sufficient amounts of high-quality digital advertising inventory in order for us to fulfill the demands of our advertising customers. Some of the supply inventory is known as “Made for Advertising” and is less attractive to our advertising customers who may pay less for such inventory or exclude it from their business. Restrictions from advertisers, DSPs or SSPs regarding usage of this inventory source have impacted us and could materially adversely impact our operations and revenue.

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

•
Social media platforms, such as Meta’s Facebook or Instagram or Tik Tok, are “walled gardens” and may be successful in keeping users within their sites, which may be competitive to our offerings and solutions. If, as a result, users are not on the open web, online advertising inventory outside of such platforms (including our publishers’ and our owned and operated sites) may be reduced or may become less attractive to our advertising customers.

•
Supply sources may be reluctant or unable to adopt certain of our proprietary and unique  high-impact display, CTV, Open Web, and website publisher’s solutions for a variety of reasons (such as changes in user preference making such ad formats less desirable, or technological limitations, such as in connection with header bidding or the ability to transact programmatically), resulting in limited advertising inventory supply for such formats and inhibiting our ability to scale such formats.

•
The DOOH industry is highly concentrated and characterized by intense competition among media owners. A withdrawal of a DOOH media by a large supplier could have material adverse impacts on our business.

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

Our Advertising Solutions business depends on a strong brand reputation, and if we are not able to maintain and enhance our brand, our business and results of operations could be materially adversely affected.

Maintaining and enhancing our brands is an important aspect of our efforts to attract and expand demand from brands, advertising agencies, demand side partners (which include third-party DSPs) and supply side partners (which include third-party SSPs). We have spent, and expect to continue spending, considerable sums and other resources on the establishment, building and maintenance of our brands, as well as on enhancing market awareness of them. Our brands, however, may be negatively impacted by a number of factors, including but not limited to, fraudulent, inappropriate or misleading content on our own sites and those we operate, as well as on publishers’ inventory on which we serve ads, service outages, product malfunctions, data protection, data privacy and cybersecurity issues, and exploitation of our trademarks by others without our permission. We have recently announced the launch of our Perion One strategy, aimed to unify the Company’s brands and technologies into one advanced platform named Perion One, aiming to enhance the brand Perion over other brands used by our Company. If we are unable to maintain or enhance our brands in a cost-effective manner or if our Perion One strategy is not successful in achieving its goals, our business and operating results could be materially adversely affected.

Non-compliance with industry self-regulation could negatively impact our Advertising Solutions business, brand and reputation.

In addition to compliance with applicable laws and regulations, we voluntarily participate in industry self-regulatory bodies which promulgate best practices or codes of conduct addressing, among other things, data protection, data privacy, cybersecurity, brand safety and other aspects pertaining the delivery of digital advertising. Some of our subsidiaries voluntarily participate in several such trade associations and industry self-regulatory groups, such as the Network Advertising Initiative (NAI), and the Digital Advertising Alliance (DAA), the Interactive Advertising Bureau (IAB) and TAG Certified Against Fraud. If we or our subsidiaries are unable to follow and abide by the rules and principles provided by such self-regulatory bodies or align the conduct of our business and practices with changes to such rules and principles, we may be subject to investigations by such self-regulatory bodies or other accountability groups, or by our customers and partners as well as users. Handling such actions may require us to devote financial and managerial resources, require us to change our business practices, or cause damage to our brand, which in turn could materially adversely affect our business, financial condition and results of operations. We also could be adversely affected by new or altered self-regulatory guidelines that are inconsistent with our current practices or in conflict with applicable laws and regulations in the United States, Canada, Europe, Israel and other regions where we do business. If we fail to abide by or are perceived as not operating in accordance with industry best practices or any industry guidelines or codes with regard to data protection, data privacy, cybersecurity, brand safety or other aspects pertaining the delivery of digital advertising, our reputation may suffer and we could lose relationships with both buyers and sellers which may adversely affect our business and results of operations.

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

We face intense competition in the advertising industry. We operate in a dynamic market that is subject to rapid development and the introduction of new technologies, products and solutions, changing branding objectives, evolving customer demands rules, regulations and industry guidelines, all of which affect our ability to remain competitive. There is a large number of digital media companies and advertising technology companies that offer products or services similar to or more compelling than ours that compete with us for finite advertising budgets and for limited inventory from publishers. Additionally, companies that do not currently compete with us in this space may change their strategy and the services they provide to be competitive if there is a revenue opportunity, and new or stronger competitors may emerge through consolidations or acquisitions in the market. Additionally, the advertising spends of large advertisers and agencies seeking to consolidate their technology partners may continue to migrate towards large technology platforms, including both social and walled-gardens players, which may harm our ability to operate in this industry and decrease our results of operations. If our digital advertising platforms and solutions, including our Perion One strategy which is aimed to unify our brands and technologies into one advanced platform, are not perceived as competitively differentiated, or if we fail to develop adequately to meet market evolution, or fail to acquire companies to help us overcome the technological gaps in a timely manner and meet the market demands, we could lose customers and market share or be compelled to reduce our prices and harm our operational results.

Our reputation is a key factor in our ability to compete successfully. There can be no assurances that our ability to compete effectively in the future may not be affected by negative market perception. Because of these factors, we continuously seek to diversify our product suite to respond to the changing needs and interests of our customers to benefit from a variety of different offerings, however, we cannot guarantee that we will always be able to accommodate such needs, that such efforts will yield the expected revenue or that we will adapt quickly enough (or in a cost-effective manner) to evolving changes in the industry in which we operate and related regulations, technologies, applications and devices, which could adversely impact our reputation, and, in turn, our business, financial condition and results of operations.

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

•	Relative complexity of individual advertising formats, and the length of the creative design process; and
•	A prolonged cycle time for entering into transactions with retail media networks (RMNs) or other advertising customers.

As a result, in most cases, our profit from these operations is seasonal, with the fourth quarter being the major contributor to our profits and the first quarter resulting in the lowest profit. There can be no assurance that we will correctly predict the results of these and other factors on our business and that we will be successful in mitigating any negative impact resulting from these factors.

If our campaigns are not able to reach certain performance goals or we are unable to measure certain metrics proving achievement of those goals, it could have a material adverse effect on our business.

Our advertising clients expect and often demand that our advertising campaigns achieve certain performance levels based on metrics such as in our online business, user engagement, view ability, clicks or conversions; or, in our DOOH business, brand awareness, foot traffic, and sales lift to validate their value proposition, particularly as we offer costlier premium advertising services to clients. We may have difficulty achieving or proving these performance levels for a variety of reasons (for example, it may be difficult to track viewability on our proprietary high-impact ad units, either directly or through a third-party vendor), which could cause clients to cancel campaigns, not provide repeat business or request make-goods or refunds, which could have a material adverse effect on our business and results of operations.

Increased availability of advertisement-blocking technologies could limit or block the delivery or display of advertisements by our solutions, which could undermine the viability of our business, financial condition and results of operations.

Advertisement-blocking technologies, such as mobile apps or browser extensions that limit or block the delivery or display of advertisements, are currently available for desktop, tablet and mobile users. Further, new browsers and operating systems, or updates to current browsers or operating systems, offer native advertisement-blocking technologies to their users, such as the support in Google Chrome for blocking advertisements from web sites that violate the “Better Ads Standards” established by the Coalition for Better Ads (in which one of our U.S. subsidiaries is a member). Furthermore, users can employ their own advertisement-blocking client-based technology or use a browser that blocks advertisements. As such technologies or practices continue to become widespread, this could have a material adverse effect on our business, financial condition and results of operations.

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

Our success depends on our ability to provide customers with innovative, high-quality advertising solutions and services that foster consumer engagement. We face intense competition in the marketplace and are confronted by rapidly changing technology, evolving industry standards, laws, rules and regulations and consumer needs, and the frequent introduction of new products and solutions by competitors, as well as publishers themselves, that we must adapt and respond to in order to remain competitive. Further, the competitive landscape of advertising technologies requires us to continue to invest and rely on artificial intelligence (“AI”) – both as a mechanism for efficiency as well as for generative purposes.  Our investments in AI technologies may not be successful, may not produce the desired outcomes, or may be insufficient in order to remain competitive. In order to be innovative and competitive, we rely on AI based technology for our solutions and products. We spend substantial amounts of time and money researching and developing AI based products and enhanced versions of existing products. There is no assurance that our enhancements to our platform or our new products, capabilities, or offerings, will, either individually or in the aggregate, be compelling, successful in achieving its goals, gain market acceptance, or have a positive or material impact on our business, financial condition, or results of operations, in each case in a timely or cost-effective manner. While developments in AI in our industry may present significant opportunities to our business, at the same time, such developments may raise unexpected challenges, legal, reputational, ethical or technological, or may not function as expected. For more information on AI-related risks, see the Risk Factor titled – “The development and use of AI and any actual or perceived failure to comply with evolving legal and regulatory frameworks related thereto could adversely affect our business, results of operations, and financial condition. Additionally, AI could increase competition in the advertising technology industry.”

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

Our operating results will also suffer if our innovations are not responsive to the needs of our customers, are not appropriately timed with market opportunity or are not effectively brought to market. If we are unable to accurately forecast market demands or industry changes, if we are unable to develop or introduce our solutions and services in a timely manner, or if we fail to provide quality solutions and services that run without complication or service interruptions or do not respond properly to the ever-changing technological landscape, we may damage our brand and our ability to retain or attract customers. As online advertising technologies continue to develop, our competitors may be able to offer solutions that are, or that are perceived to be, substantially similar to or better than those offered by us. Customers will not continue to do business with us if our solutions do not deliver advertisements in an appropriate and effective manner, through a variety of distribution channels and methods, or if the advertising we deliver does not generate the desired results, or if we fail to meet customer expectations including but not limited to platform quality, reliability, costs, or execution efficiency. In addition, advertising customers may find that content made available through our properties is not suitable for their advertising requirements or that our competitors offer content which is more lucrative and relevant to their advertising needs, resulting in reduction of their advertising spend with us. If we are unable to meet these challenges, our business, financial condition and results of operations could be materially adversely affected.

The development and use of AI, and any actual or perceived failure to comply with evolving legal and regulatory frameworks related thereto could adversely affect our business, results of operations, and financial condition. Additionally, AI could increase competition in the advertising technology industry.

We leverage new technologies and platforms to improve our products and business effectiveness, including use of AI technologies. We leverage machine learning for campaign delivery and optimization, using real-time predictions and algorithms to deliver the most effective advertisements for specific target audiences, in conjunction with our creative platform. In 2023 we launched WAVE, our Waveform Audio Voice Engine, a generative AI-powered dynamic audio solution that enables advertisers to generate personalized audio advertising messages at scale. SORT®, our Smart Optimization of Responsive Traits technology, is a pre-bid technology solution that analyzes all of the non-personal data signals present when a user lands on a page in our advertising solutions networks and uses our proprietary AI technology to classify such signals into intent groups. The solution then serves the most relevant ad for that intent group.

Our search business model relies significantly on third-party search engine results, predominantly those provided by Microsoft Bing and Yahoo. This dependence exposes our operations to the evolving landscape of AI technologies, including OpenAI’s ChatGPT, Microsoft’s Copilot and Google’s Gemini, which are and increasingly becoming integral to search engines. The introduction of ChatGPT in November 2022, along with the launch of other AI platforms such as Gemini (formerly known as Bard) by Alphabet Inc., Google’s parent company, Claude by Anthropic, and Grok by X, are anticipated to result in the development of tools that could enhance competition in the advertising technology industry and reduce barriers to entry. These technologies, while holding significant potential for search result accuracy and efficiency, introduce uncertainties that could have negative impacts on our business.

There are significant risks involved in utilizing AI and no assurances can be provided that our use will enhance our solutions or services or produce the intended results. For example, AI algorithms may be flawed, insufficient, of poor quality, reflect unwanted forms of bias or contain other errors or inadequacies, any of which may not be easily detectable; AI has been known to produce false or “hallucinatory” inferences or outputs. AI can also present ethical issues and may subject us to new or heightened legal, regulatory, ethical or other challenges and inappropriate or controversial data practices by developers and end-users, or other factors adversely affecting public opinion of AI, could impair the acceptance of AI technologies, including those incorporated into our solutions and services. If the AI tools that we create or use, including the content, analyses or recommendations such AI tools assist in producing and the data or algorithms such AI tools rely on, are or are alleged to be deficient, inaccurate, biased or controversial, we could incur operational inefficiencies, competitive harm, legal liability, brand or reputational harm, or other adverse impacts on our business and financial results. Furthermore, our use or integration of third-party AI models with our products may rely on such third-party's model inherent features aimed to provide a certain safeguard relating to the output, which may be insufficient in achieving their goals.   Additionally, our employees, contractors, vendors or service providers use or may use third-party AI tools in connection with our business or the services they provide to us. This may involve additional risks which may include, without limitation, outputs obtained from such third-party AI tools containing copyrighted content and disclosure of our sensitive, proprietary, confidential or personal information into publicly available or third-party training sets. If we do not have sufficient rights to use the data or other material or content on which the AI tools we use rely, or to use the output of such AI tools, we also may incur liability through the violation of applicable laws and regulations, third-party intellectual property, data protection, data privacy or other rights, or contracts to which we are a party.

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

In the United States and internationally, AI is the subject of evolving review by various governmental and regulatory agencies, including the SEC and the Federal Trade Commission (the “FTC”), and changes in laws and regulations governing the use of AI may adversely affect the ability of our business to use or rely on AI and our ability to provide and to improve our solutions and services, may require additional compliance measures and changes to our operations and processes, and may result in increased compliance costs and potential increases in civil claims against us.  Many federal, state and foreign government bodies and agencies have introduced or are currently considering additional laws and regulations governing the use of such technologies. For example, in March 2024, Utah enacted the Artificial Intelligence Policy Act, which imposes certain disclosure obligations and consumer protection responsibilities on companies that use generative AI. In May 2024, Colorado enacted the Colorado AI Act, which creates duties for developers and for those that deploy AI with a specific focus on preventing bias and discrimination. In September 2024, California enacted the California AI Transparency Act, which imposes transparency obligations on companies that develop or substantially modify AI models.   Federal AI legislation has also been introduced in the U.S. Congress. Furthermore, in October 2023, President Biden issued the Executive Order on Safe, Secure and Trustworthy Artificial Intelligence (“The AI Order”) with the goal of promoting the “safe, secure, and trustworthy development and use of artificial intelligence in the United States.” The AI Order established certain new standards for the training, testing and cybersecurity of sophisticated AI models, and instructed other federal agencies to promulgate additional regulations. Even though the AI Order was rescinded by President Trump on January 20, 2025, it may still indicate the eventual direction of federal AI regulation, which could increase our potential liability and adversely affect our business.

The most comprehensive legislation passed in the area of AI in the European Union is the EU Artificial Intelligence Act (the “EU AI Act”), under which the first set of provisions became effective on February 2, 2025, with additional provisions becoming gradually applicable on later dates. The EU AI Act contains a list of prohibited practices, classifies certain AI systems as high risk, depending on the level of risk they pose, includes transparency obligations for providers and deployers of certain AI systems, and includes obligations and requirements around general-purpose AI models and general-purpose AI systems. For example, fines for noncompliance include fines of up to the higher of €35,000,000 or 7 percent of a company’s total worldwide annual turnover for noncompliance with prohibited AI practices, fines of up to the higher of €15,000,000 or 3 percent of a company’s total worldwide annual turnover for noncompliance with the requirements for “high” risk AI systems, and fines of up to the higher of €7,500,000 or 1 percent of a company’s total worldwide annual turnover for the supply of incorrect, incomplete, or misleading information to notified bodies and national competent authorities in certain contexts. The foregoing laws and regulations, and any additional laws and regulations that have been, or may in the future be, enacted, may have an impact on our ability to develop, use and commercialize AI technologies in the future. Noncompliance with the EU AI ACT could also result in other consequences such as loss of business opportunities or reputational damage.

Our use and development of proprietary AI technologies and our use of third-party AI tools could result in the risks mentioned above and additional risks to our business deriving from, or associated with, existing or upcoming AI-related laws and regulations such as legislation in the U.S., the EU AI Act, enforcement actions related to AI, or court precedents involving AI. We may not be able to anticipate how to respond to these rapidly evolving laws and regulations, and we may need to expend resources to adjust our offerings in certain jurisdictions if the legal and regulatory frameworks are inconsistent across jurisdictions. Furthermore, because AI itself is highly complex and rapidly developing, it is not possible to predict all of the legal or regulatory risks that may arise relating to the use of AI. If laws and regulations relating to AI are implemented, interpreted or applied in a manner inconsistent with our current practices or policies, such laws and regulations may adversely affect our use of AI and our ability to provide and to improve our services, require additional compliance measures and changes to our operations and processes, result in increased compliance costs and potential increases in civil claims against us, and could adversely affect our business, operations and financial condition.

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

Most of our products depend upon the platforms’ terms of use and policies (e.g., Google Chrome, Edge, Mozilla, Apple, and Microsoft) which could also affect the terms of use of other platforms in the industry. We do not control these platforms and cannot anticipate changes made to their policies, and as a result, we are subject to risks and uncertainties. These policies, guidelines and terms of service govern the promotion, distribution, content and operation generally of applications and content available through such platforms. Each platform has broad and usually absolute discretion to revise its terms of service, guidelines and policies, and those changes may have an adverse effect on us or our partners’ ability to use and distribute our products.

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

Negative conditions in the general economy, including conditions resulting from changes in gross domestic product growth, labor shortages, supply chain disruptions, inflationary pressures, rising interest rates, financial and credit market fluctuations, international trade relations and/or the imposition of trade tariffs, changes to fiscal and monetary policy, political turmoil, natural disasters, regional or global outbreaks of contagious diseases, such as a pandemic or an epidemic, warfare and terrorist attacks, could cause a decrease in business investments, including spending on advertising, disrupt the timing and cadence of key industry events and otherwise could materially and adversely affect the growth of our business.

Geopolitical risks, including those arising from trade tension and/or the imposition of trade tariffs, terrorist activity or acts of civil or international hostility, such as the wars between Israel and its neighboring countries and regions. are increasing.  Similarly, the ongoing military conflict between Russia and Ukraine has had negative impacts on the global economy, including by contributing to rapidly rising costs of living (driven largely by higher energy prices) and creating uncertainty in the global capital markets and is expected to have further global economic consequences, including disruptions of the global supply chain and energy markets. Further, other events outside of our control, including natural disasters, climate change-related events, pandemics, or health, crises may arise from time to time and be accompanied by governmental actions that may increase international tension. Any such events and responses, including regulatory developments, may cause significant volatility and declines in the global markets, disproportionate impacts to certain industries or sectors, disruptions to commerce (including economic activity, travel and supply chains), loss of life and property damage, and may materially and adversely affect the global economy or capital markets, as well as our business and results of operations.

Additionally, the global economy, including credit and financial markets, has experienced extreme volatility and disruptions, and may continue to experience such disruptions in the future, including severely diminished liquidity and credit availability, difficulties in collection of funds related to accounts receivable, declines in consumer confidence, declines in economic growth, increases in unemployment rates, increases in inflation rates, higher interest rates and uncertainty about economic stability. As a result of these factors, our revenue may be affected by both decreased customer acquisition and lower than anticipated revenue growth from existing customers. For example, a pandemic resulted in widespread unemployment, economic slowdown and extreme volatility. Similarly, the ongoing military conflict between Russia and Ukraine has created extreme volatility in the global capital markets and has caused and could continue to cause disruptions of the global supply chain and energy markets. While the portion of our revenue directly associated with Russia, Ukraine and Israel is not material to our consolidated financial results, our business may be affected by broader economic factors caused or intensified due to the wars.

As a result of recent revisions in U.S. administration’s policy, there have been changes to existing trade agreements, greater restrictions on free trade, and significant increases in tariffs on goods imported into the United States. Consequently, there is ongoing uncertainty about the future relationship between the U.S. and other countries regarding trade policies, taxes, government regulations, and tariffs. The U.S. has signaled its intention to modify trade policies, potentially renegotiating or terminating existing agreements and leveraging tariffs. For example, the U.S. has recently imposed additional tariffs on imports from China and has taken actions regarding tariffs on imports from Canada and Mexico. These developments, along with retaliatory measures and further potential retaliatory measures by other governments, have introduced significant uncertainty into the market. Future actions by both the U.S. administration and foreign governments, regarding tariffs and international trade agreements may impact our industry and our business.

Any such volatility and disruptions may have material and adverse consequences on us and our customers. Increased inflation and/or interest rates can adversely affect us by increasing our costs, including labor and employee benefit costs and any significant increases in inflation and related increase in interest rates could have a material and adverse effect on our business, financial condition or results of operations.

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

 Additionally, our financial condition and results of operations may vary and continue to fluctuate as a result of a number of other factors, many of which may be outside of our control or difficult to predict, including our ability to successfully expand our business globally, our ability to successfully integrate any newly acquired business or company, the introduction of new accounting pronouncements or changes in our accounting policies or practices, and geopolitical, economic, or regional instability. For more information on the effect of the war in Gaza and elsewhere in the region see Item 3.D “Key Information—Risk Factors – Political, economic and military instability in the Middle East and specifically in Israel may impede our ability to operate and harm our financial results.” Any of these factors may result in significant fluctuations in our financial condition and operating results, which could result in our failure to meet our operating plan or the expectations of investors or analysts for any given period, causing the market price of our ordinary shares to be negatively impacted.

Risks related to our Financial and Corporate Structure

A loss of the services of our senior management and other key personnel could adversely affect execution of our business strategy.

We depend on the capabilities and experience, and the continued services, of our senior management. The loss of the services of members of our senior management could create a gap in management and could result in the loss of expertise necessary for us to execute our business strategy and thereby adversely affect our business. In August 2023, Tal Jacobson, former General Manager of our search advertising business, was promoted to Chief Executive Officer. Following Jacobson’s promotion, our previous Chief Executive Officer, Doron Gerstel, stepped down from the executive team and later also from our Board of Directors (when Mr. Jacobson replaced him as a director).

Further, our ability to execute our business strategy also depends on our ability to continue to attract, retain and motivate qualified, skilled and creative key personnel and management, in technical marketing and sales and other positions, and in addition to attract third-party technology vendors and other consultants and contractors. We operate out of different locations around the globe and competition for well-qualified employees in our industry is intense and our continued ability to compete effectively depends, in part, upon our ability to retain existing key employees and to attract new skilled and qualified key employees, which can be difficult, expensive and time-consuming. If we cannot attract and retain additional experienced key employees or if we lose one or more of our current key employees, our ability to implement our strategy, develop or market our products and attract or acquire new users and partners could be adversely affected. Although we have established programs to attract new employees and provide incentives to retain existing employees, particularly senior management, we cannot be assured that we will be able to retain the services of senior management or other key employees as we continue to integrate and develop our solutions or that we will be able to attract new employees in the future who are capable of making significant contributions and we may face challenges in adequately or appropriately integrating them into our workforce and organizational culture. See Item 6. “Directors, Senior Management and Employees.”

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

Our principal research and development, certain sales and marketing as well as significant elements of our general and administrative activities are conducted at our headquarters in Israel, in the United States, Canada and Europe, and we face significant competition for suitably skilled employees in these places. There has been intense competition for qualified human resources in the high-tech industry, which may intensify in times of sharp growth of the industry, as was the case in 2021-2022, which resulted in high employee attrition. While layoffs carried out from time to time by large companies may present good recruitment opportunities to our company, our industry is still characterized by high competition between employers. Many of the companies with which we compete for qualified personnel have greater resources than we do, and we may not succeed in recruiting additional experienced or professional personnel, retaining personnel or effectively replacing current personnel who may depart with qualified or effective successors.

In addition, as a result of the intense competition for qualified human resources, the Israeli, American and Canadian high-tech markets as well as other markets have also experienced and may continue to experience significant wage inflation. Accordingly, our efforts to attract, retain and develop personnel may also result in significant additional expenses, which could adversely affect our profitability. Furthermore, in making employment decisions, particularly in the high-technology industry, job candidates often consider the value of the equity they are to receive in connection with their employment. While we offer competitive equity and compensation terms with our employees as a means of improving our employee retention, those terms and agreements may not be effective towards that goal in particular if the price of our ordinary shares significantly declines.

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

We acquired Content IQ LLC, in January 2020, Pub Ocean Media UK Limited in July 2020, Vidazoo Ltd., in October 2021 and Hivestack Technologies Inc. (“Hivestack”), in December 2023 and we may continue to acquire complementary products, technologies or businesses. These acquisitions and integration of the acquired businesses divert a substantial part of our resources and management attention, which could, adversely affect our financial results. Seeking and negotiating potential acquisitions to a certain extent diverts our management’s attention from other business concerns and is expensive and time-consuming. It is not certain that the negotiations with respect to potential acquisition may lead to the consummation of such acquisition. Acquisitions expose us and our business to unforeseen liabilities or risks associated with the business or assets acquired or with entering new markets. In addition, we lost and might continue to lose key employees and vendors while integrating new organizations and may not effectively integrate the acquired products, technologies or businesses or achieve the anticipated revenue or cost benefits, and we might harm our relationships with our future or current technology suppliers. Future acquisitions could result in customer dissatisfaction or vendor dissatisfaction or performance problems with an acquired product, technology or company. Paying the purchase price for acquisitions in the form of cash, debt or equity securities may weaken our cash position, increase our leverage or dilute our existing shareholders, as applicable. Furthermore, a substantial portion of the price paid for these acquisitions is typically for intangible assets. We may be required to pay additional funds for earn-outs based on achievement of milestones, or may incur contingent liabilities, amortization expenses related to intangible assets or possible impairment charges related to goodwill or other intangible assets (which has occurred in the past) or become subject to litigation or other unanticipated events or circumstances relating to the acquisitions, and we may not have, or may not be able to enforce, adequate remedies in order to protect our Company. Moreover, acquisitions may result in losses, in unwanted results and wasting valuable resources, time and money.

In past years, we have recognized impairments in the carrying value of goodwill and purchased intangible assets. Additional such charges in the future could negatively affect our results of operations and shareholders’ equity.

We continue to have a substantial amount of goodwill and purchased intangible assets on our consolidated balance sheet as a result of historical acquisitions. The carrying value of goodwill represents the excess of the purchase price in a business combination over the fair value of identifiable tangible and intangible assets acquired. The carrying value of intangible assets with identifiable useful lives represents the fair value of customer relationships, content, domain names and acquired technology, among other things, as of the acquisition date, and are amortized based on their economic or useful lives. Goodwill that is expected to contribute indefinitely to our cash flows is not amortized but must be tested for impairment at least annually. If the carrying value exceeds current fair value as determined based on the discounted future cash flows of the related business, the goodwill or intangible asset is considered impaired and is reduced to fair value via a non-cash charge to earnings.  Impairment indicators include any significant changes in the  manner of our use of the assets or the strategy of our overall business, significant negative industry or economic trends, a significant decline in our share price for a sustained period or other factors leading to reduction in expected long-term growth or profitability. Goodwill impairment analysis and measurement is a process that requires significant judgment. Our share price and any control premium are factors affecting the assessment of the fair value of our underlying reporting units for purposes of performing any goodwill impairment assessment. As disclosed elsewhere in this report, our share price has fluctuated significantly in the past and a decline in the price for our ordinary shares for a sustained period of time would likely impact the results of our impairment testing in the future.

We will continue to conduct impairment analyses of our goodwill as required. Further impairment charges with respect to our goodwill could have a material adverse effect on our results of operations and shareholders’ equity in future periods.

Shareholders may be able to control us.

As of March 5, 2025, three shareholders beneficially held more than 5% of our outstanding shares. See Item 7.A. “Major Shareholders and Related Party Transactions—Major Shareholders” for more information. To our knowledge, those shareholders are not party to a voting agreement with respect to our shares. However, should any of these shareholders or any other shareholders decide to act together, they may have the power to control the outcome of proposals submitted for the vote of shareholders. In addition, such share ownership may make certain transactions more difficult and result in delaying or preventing a change in control of the Company, unless approved by such shareholders.

Our share price has fluctuated significantly and could continue to fluctuate significantly.

The market price for our ordinary shares, as well as the prices of shares of other internet companies, has been volatile. Between January 1, 2024, and March 5, 2025, our share price on Nasdaq has fluctuated from a low of $7.70 to a high of $31.20, and the daily average trading volume in that period was 595,068 shares (and for the period of January 1, 2024, and until December 31, 2024, was 622,055 shares). The following factors may cause significant fluctuations in the market price of our ordinary shares:

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
•
political, economic and other developments in Israel (including the recent war between Israel and Hamas hostilities with Hezbollah in Lebanon, Iran, and other proxies like the Houthi movement in Yemen and armed groups in Iraq) and worldwide.

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

We are currently subject to putative securities class actions and a putative derivative action and may be subject to similar or other litigation in the future, which could cause us to incur substantial costs and divert our management’s attention and resources.

Historically, public companies listed on U.S. exchanges that experience periods of volatility in the market price of their securities and/or engage in substantial transactions are sometimes the target of class action litigation. Companies in the internet and software industry, such as ours, are particularly vulnerable to this kind of litigation as a result of the volatility of their stock prices and their regular involvement in transactional activities.  We are, and may in the future become, subject to various legal proceedings and claims that arise in or outside the ordinary course of business.

In April 2024, a putative class action complaint was filed, alleging violations of U.S. federal securities laws against the Company and certain of its officers in the United States District Court for the Southern District of New York (the: “SDNY”). In the Complaint, the Plaintiffs assert claims under Sections 10(b) and 20(a) of the Exchange Act and alleges that the defendants materially misrepresented and/or omitted facts in various public disclosures concerning the Company’s search advertising business and its partnership with Microsoft Bing. In April 2024, a complaint and a motion to certify a class action was filed with the Financial Department of the District Court of Tel Aviv against the Company and certain of its officers, and a putative derivative complaint was filed in February 2025 in the SDNY, both surrounding the same events.  For more information, see Item 8.A. – “Legal Proceedings.”

Any such litigation could result in substantial costs defending the lawsuits and a diversion of management’s attention and resources and/or, if we are not successful in defending any such litigation, could result in judgments against us. Any of the foregoing could harm our business and financial condition as well as our reputation.

Future sales of our ordinary shares could reduce our stock price.

As of March 5, 2025, there was an aggregate of 4,095,196 outstanding options to purchase our ordinary shares and restricted share units (“RSUs”). As these securities vest, the holders thereof could sell the underlying shares without restrictions, except for the volume limitations under Rule 144 applicable to our affiliates.

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

In 2024, our board of directors authorized our repurchase program under which an amount of $75 million was made available to purchase our ordinary shares. In March 2025, our board of directors authorized a $50 million expansion of the previously authorized share repurchase program to a total of $125 million. The expansion of the program is subject to the issuance of the Company’s audited annual financial report for the year 2024, which is part of this annual report. The repurchase program, as authorized by our board of directors, provides the Company with the authority to make repurchases of our ordinary shares. The specific timing and amount of repurchases under the repurchase program will depend upon several factors, including but not limited to market and business conditions, the trading price of our ordinary shares, regulatory requirements and capital availability. The program does not require the purchase of any minimum dollar amount or number of shares, and the program may be modified, suspended or discontinued at any time. As of December 31, 2024, the Company has repurchased 5.2 million of our ordinary shares in an aggregate amount of $46.9 million.

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

A significant portion of our costs, primarily salary and other personnel related expenses, are incurred in NIS and, following the acquisition of Hivestack in December 2023, in Canadian Dollars as well. Inflation in Israel or in Canada may have the effect of increasing the U.S. dollar cost of our operations in Israel or in Canada, respectively. Further, whenever the U.S. dollar declines in value in relation to the NIS or Canadian Dollar, it will become more expensive for us to fund our operations in Israel or in Canada, respectively. Based on our estimation, without an effective hedging, a revaluation of one percent of the NIS as compared to the U.S. dollar or a revaluation of one percent of the Canadian Dollar as compared to the U.S. dollar could impact our income before taxes by approximately $0.4 million, in each case. The exchange rate of the U.S. dollar to the NIS has been volatile in the past, increased by approximately 3% and 1% in 2023 and 2024, respectively. The exchange rate of the Canadian Dollar was also volatile during 2024 and ended the year almost 9% lower than its level at the beginning of the year. As of December 31, 2024, we had a foreign currency net asset of approximately $39.8 million (which number includes approximately $19.0 million in NIS denominated to the right of use liability relates to our offices in Israel), and our total foreign exchange loss was approximately $1.0 million for the year ended December 31, 2024. To assist us in assessing whether, and how to, hedge risks associated with fluctuations in currency exchange rates, we have contracted a consulting firm proficient in this area. We may incur losses from unfavorable fluctuations in foreign currency exchange rates.

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

Any future dividend distributions are subject to the discretion of our board of directors and will depend on various factors, including our operating results, future earnings, capital requirements, financial condition, and tax implications of dividend distributions on our income, future prospects and any other factors deemed relevant by our board of directors. The distribution of dividends is also limited by Israeli law, which permits the distribution of dividends by an Israeli corporation only out of its retained earnings as defined in the Israeli Companies Law, 5759-1999, or the Companies Law, provided that there is no reasonable concern that such payment will cause us to fail to meet our current and expected liabilities as they become due, or otherwise with the court’s approval. See Item 8.A “Consolidated Statements and Other Financial Information—Policy on Dividend Distribution” for additional information regarding the payment of dividends.

We are subject to ongoing costs and risks associated with complying with extensive corporate governance and disclosure requirements.

As an Israeli public company, traded on Nasdaq, we incur significant legal, accounting and other expenses. We incur costs associated with public company reporting, corporate governance and public disclosure requirements, including requirements under the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the Listing Rules of the Nasdaq Stock Market and SEC regulations, the provisions of the Israeli Securities Law applicable to companies listed on both the Tel Aviv Stock Exchange Ltd. (“TASE”) and another recognized stock exchange outside of Israel and the provisions of the Companies Law that apply to us. We have also contracted an internal auditor and a consultant to implement and comply with the  Sarbanes-Oxley Act requirements. Section 404 of the Sarbanes-Oxley Act requires an annual assessment by our management of our internal control over financial reporting and of the effectiveness of these controls as of year-end. In connection with our efforts to comply with Section 404 and the other applicable provisions of the Sarbanes-Oxley Act, our management and other personnel devote a substantial amount of time, and we have hired, and may need to hire, additional accounting and financial staff to assure that we comply with these requirements. We are also required to have our independent registered public accounting firm issue an opinion on the effectiveness of our internal control over financial reporting on an annual basis. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal control over financial reporting is effective. If we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion on the effectiveness of our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, which could cause the price of our common stock to decline, and we may be subject to investigation or sanctions by the SEC. The additional management attention and costs relating to compliance with the foregoing requirements could adversely affect our financial results. See Item 5.A “Operating and Financial Review and Prospects—Operating Results—General and Administrative Expenses” for a discussion of our increased expenses as a result of being a public company.

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

There can be no assurances that we will not be a passive foreign investment company (“PFIC”) for any taxable year, which could subject U.S. Shareholders to significant adverse U.S. federal income tax consequences.

In general, a non-U.S. corporation is a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the value of its assets (generally determined on an average quarterly basis) consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns (or is treated as owning for U.S. federal income tax purposes), directly or indirectly, at least 25% by value of the shares or equity interests of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash and marketable securities are generally passive assets for these purposes. Goodwill and other intangible assets are generally characterized as non-passive or passive assets based on the nature of the income produced in the activity to which the goodwill and other intangible assets relate.

Because we hold a substantial amount of cash and other passive assets, our PFIC status for any taxable year generally will depend on the average value of our goodwill and other intangible assets (as well as the value of our other active assets).  If the value of our assets were determined by reference to the sum of our market capitalization and liabilities, we would likely be a PFIC for 2024 due to the low average value of our market capitalization during 2024. However, because, among other considerations, the market price of our ordinary shares was significantly volatile throughout 2024, we believe that alternative valuation methods are appropriate. Specifically, we believe that if our assets were valued based on the discounted cash flows or revenue multiples methods, our enterprise value for 2024 would be significantly larger than the value derived from using the market capitalization method. Accordingly, we believe that we were likely not a PFIC for 2024. However, our position is not binding on the U.S. Internal Revenue Service and there can be no assurance that it will agree with our valuation approach.

In addition, we may also be a PFIC for any future taxable year if the portion of our financial income out of our gross income were to increase to 75% or more for any taxable year. Our PFIC status for any taxable year is an annual factual determination that can be made only after the end of that taxable year and will depend on the composition of our income and assets and the value of our assets from time to time (including the value of our goodwill and other intangible assets). For the reasons described above, we cannot express any expectation regarding our PFIC status for any future taxable year.

If we are a PFIC for any taxable year during which a U.S. investor owns our ordinary shares, we will generally continue to be a PFIC with respect to that investor for all succeeding taxable years, even if we cease to meet the threshold requirements for PFIC status, unless certain elections are timely made by the investor. In addition, a U.S. investor could be subject to adverse U.S. federal income tax consequences and reporting obligations with respect to its ownership of PFIC stock. See “Taxation – U.S. Federal Income Tax Considerations – Passive Foreign Investment Company Rules.”

Our business could be negatively affected as a result of actions of activist shareholders, and such activism could impact the trading value of our securities.

In recent years, certain issuers listed on U.S. exchanges, including our Company, have faced governance-related and other demands from activist shareholders, as well as unsolicited tender offers and proxy contests. Although as a foreign private issuer we are not subject to U.S. proxy rules, responding to these types of actions by activist shareholders could be costly and time-consuming, disrupting our operations and diverting the attention of management and our employees. Such activities could interfere with our ability to execute our strategic plans. In addition, a proxy contest for the election of directors at our annual meeting would require us to incur significant legal fees and proxy solicitation expenses and require significant time and attention by management and our board of directors. The perceived uncertainties due to these potential actions of activist shareholders also could adversely affect the market price and volatility of our securities.

The rights and responsibilities of our shareholders are governed by Israeli law and differ in several key respects from the rights and responsibilities of shareholders under U.S. laws, including the duty to act in good faith and the lack of extensive case law.

We are incorporated in accordance with the Israeli Companies Law. The rights and responsibilities of holders of our ordinary shares are governed by our memorandum of association, articles of association and by applicable Israeli law. These rights and responsibilities differ in several key respects from the rights and responsibilities of shareholders of typical U.S. corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith in exercising his or her rights and fulfilling his or her obligations toward a company and the other shareholders, and to refrain from abusing his or her power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters. This duty to act in good faith is a significant difference from U.S. law. Israeli law provides that these duties are applicable in shareholder votes at the general meeting with respect to, among other things, amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and actions and transactions involving interests of officers, directors or other interested parties which require shareholders’ approval. Another key difference is that there is little case law available to assist in understanding the implications of these provisions that govern shareholder behavior, making the interpretation of these duties less predictable compared to U.S. law.

As a foreign private issuer, whose shares are listed on Nasdaq, we follow certain home country corporate governance practices instead of certain Nasdaq requirements.

As a foreign private issuer (as such term is defined in Rule 3b-4 under the Exchange Act), whose shares are listed on Nasdaq, we are permitted to follow certain home country corporate governance practices instead of certain requirements contained in the Nasdaq Listing Rules. We follow the requirements of the Companies Law in Israel, rather than comply with the Nasdaq requirements, in certain matters, including with respect to the quorum for shareholder meetings, sending annual reports to shareholders, and shareholder approval with respect to certain issuances of securities. See Item 16.G. “Corporate Governance” in this Annual Report on Form 20-F for a more complete discussion of the Nasdaq Listing Rules and the home country practices we follow. As a foreign private issuer listed on Nasdaq, we may also elect in the future to follow home country practice with regard to other matters as well. Accordingly, our shareholders may not be afforded the same protection as provided under Nasdaq’s corporate governance rules to the shareholders of U.S. domestic companies.

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

In recent years, increasing attention has been given to ESG policies of corporations across all industries, including with respect to climate change and diversity, equity and inclusion matters. We may be affected by market or regulatory responses to climate change. Growing public concern about climate change has resulted in the increased focus of local, state, regional, national and international regulatory bodies on greenhouse gas, or GHG, emissions and climate change issues. We may also incur additional expenses, such as costs related to data collection, reporting, auditing, and compliance systems, as a result of U.S. and international regulators requiring additional disclosures regarding GHG emissions or climate-related risks. Compliance with such regulations and the associated potential cost is complicated by the fact that various countries and regions are following different approaches to the regulation of climate change. These differing approaches can include variations in emission reduction targets, reporting requirements, timelines for implementation, and enforcement mechanisms. For instance, while some countries may mandate rigorous reporting standards and the adoption of commitments and targets to reduce GHG emissions, others might adopt more lenient policies or guidelines. Additionally, recently in the U.S., there is an increasing number of state-level initiatives aimed at discouraging or penalizing the adoption of ESG or sustainability policies and the potential for similar initiatives at the federal level that may conflict with other regulatory requirements or our various stakeholders' expectations. This lack of uniformity and consistency can lead to increased complexity and cost for multinational corporations, as they must navigate and comply with a patchwork of regulations, potentially requiring tailored strategies and systems for each jurisdiction. We could fail to achieve, or be perceived to fail to achieve expectations, standards, and regulations on ESG matters as they continue to evolve, or may be perceived by investors, customers and other market participants to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so. As a result, we may experience reputational damage and the business, financial condition and price our company’s shares could be materially and adversely affected.

Our cash, cash equivalents, Marketable Securities and short-term deposits are subject to risks that may cause losses and affect the liquidity of these investments.

As of December 31, 2024, we had $373.3 million in cash, cash equivalents, marketable securities and short-term deposits. We regularly maintain cash, cash equivalent, marketable securities and short-term deposits at third-party financial institutions. We maintain and invest our cash and cash equivalents based on an investment policy approved by our Investment Committee of the board and by our board of directors. Our investment policy set various principles for managing our cash, including the rating level of third-party financial institutions in which we keep our cash, diversified portfolio and diversified countries of incorporation of the relevant financial institutions. These deposits and investments are subject to general credit, liquidity, market and interest rate risks. Further, we may be adversely affected by a crisis in the banking industry. For example, on March 10, 2023, the Federal Deposit Insurance Corporation, took control and was appointed receiver of Silicon Valley Bank, or SVB. We have not held funds at SVB other than a negligible amount. If banks and financial institutions enter receivership or become insolvent in the future and a portion of our cash, cash equivalents, marketable securities or short-term deposits is held in such banks and financial institutions, our ability to access our existing cash, cash equivalents and investments may be impacted and could have a material adverse effect on our business and financial condition.

Risks Related to Our Technological Environment

Our business and financial performance may be materially adversely affected by information technology issues, data breaches, cyber-attacks and other similar incidents, as well as insufficient cybersecurity and other business disruptions.

We rely on information technology systems and networks to operate and manage our business and to collect, use, maintain and otherwise process information, including information related to our business, customers, partners, and personnel. This information is stored and managed within our internal information technology infrastructure or, in certain instances, on platforms maintained by third-party service providers, suppliers and vendors. These systems and networks, whether operated internally or externally, may be subject to information technology issues, data breaches, cyber-attacks and other similar incidents. Our business is constantly challenged and may be impacted by information technology issues, data breaches, cyber-attacks and other similar incidents, as well as insufficient cybersecurity and other business disruptions experienced by us or our third-party service providers, suppliers and vendors. Data breaches, cyber-attacks, and other similar incidents in particular are a growing and evolving risk and often are difficult or impossible to detect for long periods of time or to successfully defend against. Such incidents may include, but are not limited to software bugs, server malfunctions, software or hardware failure, service outages, malicious software or activity, computer viruses, ransomware attacks, denial-of-service attacks, social engineering, domain name spoofing, fraud, phishing attacks, worms/trojan horses, insider threats, human error, attempts to gain unauthorized access to data, and other cybersecurity breaches that could lead to disruptions in systems and networks, denial of services, remote code execution, unauthorized access to or release of sensitive, proprietary, confidential, personal or otherwise protected information corruption of data, telecommunications failures, terrorist attacks, natural disasters, power loss, war, physical security breaches, or other events that may harm our systems and networks, or those of our third-party service providers, suppliers and vendors. Such incidents are increasing in frequency, levels of persistence, sophistication and intensity, are evolving in nature, and are conducted by organized groups and individuals with a wide range of motives and expertise, including organized criminal groups, “hacktivists,” terrorists, nation states, nation state-supported actors, and others, any of whom may see their effectiveness enhanced by the use of AI. Unidentified groups continuously target numerous internet websites and servers, including our own, for various reasons, political, commercial and other. High-profile data breaches, cyber-attacks and other similar incidents at other companies and in government agencies have increased in frequency and sophistication in recent years. Moreover, geopolitical tensions, particularly the Hamas-Israel and the Russia-Ukraine conflicts, have contributed to a surge in cyber-attacks targeting Israeli companies and products globally, posing a threat to critical infrastructure. Any data breach, cyber-attack or other similar incident impacting us or our third-party service providers, suppliers and vendors, or any failure to make adequate or timely disclosures to the public, regulators, or law enforcement agencies following any such incident, could subject us to substantial system downtimes, operational delays, other detrimental impacts on our operations or ability to provide products and services to our customers, the compromising of sensitive, proprietary, confidential, personal or otherwise protected information, the destruction or corruption of data, other manipulation or improper use of our systems and networks, violations of applicable data protection, data privacy and cybersecurity laws and regulations or notification obligations, violation of contracts, legal claims, regulatory scrutiny or enforcement actions, investigations, financial losses from remedial actions, loss of business or potential liability, and/or damage to our reputation, any of which could have a material adverse effect on our cash flows, competitive position, financial condition and results of operations.

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

With respect to our third-party risk management processes, while we generally seek to impose certain cybersecurity requirements on critical third parties with whom we do business, for example, by employing due diligence and onboarding procedures, our ability to monitor such practices is limited, we do not control their cyber risk management and there can be no assurance that we will detect, prevent, mitigate, or remediate the risk of any weakness, compromise, or failure in the systems, networks, and information owned or controlled by such third parties. Due to applicable laws and regulations or contractual obligations, we may be held responsible for business interruptions, data breaches, cyber-attacks or other similar incidents attributed to such third parties as they relate to the information we share with them. In addition, if we suffer a highly publicized business interruption, data breach, cyber-attack or other similar incident, even if our platforms and solutions perform effectively, such an incident could have an adverse effect and cause us to suffer reputational harm, lose existing commercial relationships and customers or deter existing customers from purchasing additional solutions and prevent new customers from purchasing our solutions.

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

Although we have implemented administrative, technical and organizational safeguards to comply with applicable data protection, data privacy and cybersecurity laws and regulations in connection with the collection, use, retention, disclosure and other processing of personal information, if a significant failure of such safeguards were to occur, our business and reputation could be materially adversely affected. A business interruption, data breach, cyber-attack or other similar incident could lead to claims by our customers, data subjects or other relevant parties that we have failed to comply with applicable laws, regulations or contractual obligations to implement specified security measures. As a result, we could be subject to legal action or our customers, data providers or other relevant parties could end their relationships with us.

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

Our business relies on delivering positive results to our advertisers and their consumers. We are exposed to the risk of fraudulent, suspicious or other invalid traffic, impressions, clicks, conversions, or other ad engagements that advertisers may perceive as undesirable. Such fraudulent, suspicious or other invalid activities may occur when a software program, known as a bot, spider or crawler, intentionally simulates user activity causing impressions, ad engagements or clicks to be counted as real users. Such malicious software programs can run on a single machine or on tens of thousands of machines, making them difficult to detect and filter.

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

To keep pace with technological developments, satisfy increasing developer requirements, maintain the attractiveness and competitiveness of our advertising solutions, including our Perion One platform and ensure compatibility with evolving industry standards, we will need to regularly enhance our platform and solutions as well as develop and introduce new services on a timely basis, including our Perion One platform. We also must update our software to reflect changes in advertising networks’ application programming interfaces (“APIs”), technological integration, data protection, data privacy, cybersecurity and terms of use. The success of any enhancement or new solution depends on several factors, including timely completion, adequate quality testing, appropriate introduction and market acceptance. Our inability, for technological, business or other reasons, to timely enhance, develop, introduce and deliver compelling advertising services in response to changing market conditions and technologies or evolving expectations of advertisers or consumers could hurt our ability to grow our advertising business. For additional information see also the Risk Factor titled - “If the demand for digital advertising does not continue to grow or customers do not embrace our solutions including our Perion One platform, it could have a material adverse effect on our business and results of operation.”

Our products operate in a variety of computer and device configurations and could contain undetected errors, failures or defects that could result in product failures, lost revenue and loss of market share.

Our software and advertising products may contain undetected errors, failures or defects, especially when the products are first introduced or when new versions are released. Our customers’ computer and other device environments are often characterized by a wide variety of standard and non-standard configurations that make pre-release testing for programming or compatibility errors very difficult and time-consuming. As a result, there could be errors, failures or defects in our products. In addition, despite testing, errors, failures or defects may not be found in our products and new versions of our products. In the past, we have discovered software errors, failures and defects in certain of our product offerings after their full introduction and have experienced delayed or lost revenue during the period required to correct these errors, failures and defects.

Errors, failures or defects in our products could result in negative publicity, make-goods, refunds, loss of or delay in market acceptance of our products, loss of competitive position or claims by customers. Alleviating any of these problems could require significant expense and resources and could cause interruptions to our products.

We depend on third-party service providers, suppliers and vendors, such as internet, telecommunication, data centers, cloud computing and hosting providers as well as data providers, to operate our platforms, websites and services. Temporary failure of these services, including catastrophic or technological interruptions, would materially reduce our revenue and damage our reputation, and securing alternate sources for these services could significantly increase our expenses and be difficult to obtain.

The availability of our products and services and fulfillment of our customer contracts depend on the continuing operation of our information technology and communications systems and networks, and those of our third-party service providers, suppliers and vendors. Our products’ operation as well as our internal conduct and daily management are supported by third-party internet, hosting, SaaS services, telecommunication providers as well as data providers and others. Such third-party service providers, suppliers and vendors may experience disruptions, which would reduce our revenue and increase our costs. We own servers located in Israel, Europe and the United States and we also rent the services of thousands of servers located around the world. Our servers mainly include web servers, application servers, data collection servers, data storage servers, data processing servers and database servers. While we believe that there are many alternative providers of hosting and other communication services available to us, the costs associated with any transition to a new service provider, supplier or vendor could be substantial. Furthermore, although we maintain back-up systems and networks for most aspects of our operations, we could still experience deterioration in performance or interruption in our systems and networks, delays, and loss of critical data and registered users and revenue. Our systems and networks, and those of our third-party service providers, suppliers and vendors, are vulnerable to damage, interference, or interruption from modifications or upgrades, terrorist attacks, war, natural disasters, fires, epidemics and pandemics, the effects of climate change (such as sea level rise, drought, flooding, wildfires, and increased storm severity), power loss, telecommunications failures, cyber-attacks, computer viruses, ransomware attacks, denial-of-service attacks, phishing schemes, break-ins, sabotage, intentional acts of vandalism, misconduct or similar events. Such events, a decision to close third-party facilities on which we rely without adequate notice, or other unanticipated problems, could result in lengthy interruptions to our services.

Our systems and networks are also not fully redundant, and our disaster recovery planning may not be sufficient for all eventualities. In addition, we may have inadequate insurance coverage to compensate us for losses from a major interruption. Furthermore, interruptions in the services of our providers or their inability to provide us the services or data or meet the service capacity we require, could result in interruptions in the availability or functionality of our solutions or materially impede our ability to attract and onboard new customers to services and to maintain relationships with current customers. Difficulties of this kind could damage our reputation, be expensive to remedy, curtail our growth and materially adversely impact our business operations. For more information, see the Risk Factor titled – “Our business and financial performance may be materially adversely affected by information technology issues, data breaches, cyber-attacks and other similar incidents, as well as insufficient cybersecurity and other business disruptions.” Additionally, should some of our third-party service providers, suppliers and vendors terminate their relationship with us, our ability to continue the development of some of our products could be adversely affected, until such time that we find adequate replacement for these vendors, or until such time that we can continue the development on our own. Any of the foregoing could materially adversely affect our business, financial condition, and operating results.

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

Risks Related to Data Protection, Data Privacy and Cybersecurity Laws and Regulations

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

Our business is conducted through the internet and therefore, among other things, we are subject to the laws and regulations that apply to e-commerce and online businesses around the world. These laws and regulations are becoming more prevalent in the United States, Europe, Israel, Canada and elsewhere and may impede the growth of the internet or otherwise adversely impact our business. These laws and regulations cover data protection, data privacy, data protection, cybersecurity, e-commerce, content, use of “cookies,” pricing, advertising, distribution of “spam,” copyright and other intellectual property, libel, marketing, distribution of products, protection of minors, consumer protection, accessibility, taxation and online payment services. Many areas of laws and regulations affecting the internet remain largely unsettled, even in areas where there has been some legislative or regulatory action.

We collect, use, maintain and otherwise process certain data, including personal data, about our customers (including, without limitation, customers’ clients or users), partners, candidates and employees, consultants, leads and consumers. Our ability to collect, use, maintain or otherwise process personal data has been, and could be further, restricted by existing and new laws and regulations relating to data protection, data privacy and cybersecurity,  including the EU General Data Protection Regulation 2016/679 (the “GDPR”), the U.K.’s General Data Protection Regulation (“U.K. GDPR”), the rules and regulations promulgated under the authority of the FTC, the CCPA and privacy laws of various U.S. states, the Israeli Privacy Protection Law, 1981 and the regulations thereunder (“Israeli Privacy Law”), Canada’s federal Personal Information Protection and Electronic Documents Act (the “PIPEDA”),  the Quebec Privacy Act and other laws such as Quebec’s new Privacy Legislation Modernization Act (“Quebec’s Law 25” and together with the PIPEDA and the Quebec Privacy Act, “Canadian Privacy Law”), and the EU ePrivacy Directive (“ePD”),a. These laws and regulations generally define personal data to include location data and online identifiers, which are commonly used and collected parameters in digital advertising and, among other things, impose stringent user consent requirements and permit data subjects to request that we discontinue using certain data. The obligations imposed under data protection, data privacy and cybersecurity laws and regulations could increase our potential liability and adversely affect our business.

In the European Economic Area (“EEA”), the U.K. and Canada, we are subject to the GDPR, the U.K. GDPR and Canadian Privacy Law, respectively, which, among other things, impose requirements to provide detailed and transparent disclosures about how personal data is collected and processed, grant rights for data subjects to access, delete or object to the processing of their personal data, provide for a mandatory breach notification to supervisory authorities (and in certain cases, affected individuals) of certain data breaches, set limitations on the retention of personal data and outline significant documentary requirements to demonstrate compliance through policies, procedures, training and audits. In the EEA and the U.K., failure to comply with the GDPR and the U.K. GDPR can result in significant fines and other liability under applicable law. In particular, under the GDPR, fines of up to EUR 20 million (or GBP 17.5 million under the U.K. GDPR) or up to 4% of the annual global revenue of the noncompliant company, whichever is greater, could be imposed for violations of certain of the GDPR’s requirements. European data protection authorities have already imposed fines for GDPR violations, in some cases, of hundreds of millions of euros.

In Canada, the data privacy landscape is made up of different provincial data privacy laws (including the Quebec Privacy Act and Quebec’s Law 25), Canadian federal data privacy laws as well as sector-specific data privacy laws. In 2021, Quebec passed Quebec’s Law 25 overhauling the Quebec Privacy Act. Quebec’s Law 25 imposes strict controller requirements, such as privacy policies; enhanced consent requirements when collecting, using or disclosing personal data; risk assessments and data breach notification. Quebec’s Law 25 also granted individuals certain data privacy rights including a right to erasure, right to restrict processing and, as of September 22, 2024, a right to data portability. Also under Quebec’s Law 25, organizations must provide, by default, the parameters ensuring the highest level of confidentiality of a technological product or service offered to the public. Canadian Privacy Law applies not only to third-party transactions, but also to transfers of information between us and our subsidiaries, and under Quebec’s Law 25, personal data would include employee information. Failure to comply with Canadian Privacy Law and other data privacy laws within Canada may expose us to administrative fines, litigation or enforcement actions brought by data subjects and regulatory authorities, class actions and even punitive damages. Canadian federal data privacy law is currently being overhauled and we expect that data privacy legislation across Canada will continue to evolve in the coming months and years.

In the U.S., both federal and state laws and regulations govern the collection, use, maintenance and other processing of personal data, and the advertising industry has been subject to review by the FTC, U.S. Congress, and individual states. For example, at the U.S. federal level, we are subject to the rules and regulations promulgated under the authority of the FTC, which regulates unfair or deceptive acts or practices, including with respect to data protection, data privacy and cybersecurity, and has taken an increasingly active approach to enforcing such regulations against companies that handle personal data that is considered by the FTC a sensitive data for advertising purposes, including location data brokers and companies that process health-related data. These enforcement actions by the FTC signal an increased regulatory scrutiny of advertising practices that involve such data processing activities, which could adversely impact our ads business. Moreover, the U.S. Congress has recently considered, and is currently considering various proposals for more comprehensive data privacy and cybersecurity legislation, to which we may be subject if passed. Additionally, at the U.S. state level, we are subject to, among other things, the CCPA which provides data privacy rights for California residents and operational requirements for covered companies. Among other things, companies covered by the CCPA must provide certain disclosures to California residents and afford such residents the ability to opt-out of certain sales of personal data. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. In addition, the California Privacy Rights Act, which took effect in January 2023, has expanded the rights granted under the CCPA and imposed additional notice and opt out-obligations, including an obligation to provide California residents with the ability to opt-out of the processing of personal data for purposes of behavioral advertising and restrictions on the “sale” or “share” of personal data (which it defines broadly under the CCPA), with significant enforcement penalties for non-compliance. Many other U.S. states also have implemented, or are in the process of implementing, similar new laws or regulations.  reflecting a trend toward more stringent U.S. federal and state data privacy legislation, which could increase our potential liability and adversely affect our business. As of January 2025, there are at least eleven comprehensive US state data privacy laws taking effect between 2025 and 2026, including in Delaware, Indiana, Iowa, New Jersey, Tennessee and Maryland. These laws and regulations often make it easier for certain individuals to opt-out of having their personal data processed and disclosed to third parties through various opt-out mechanisms, which could result in an increase to our operational costs to ensure compliance with such legal and regulatory changes. Further, laws in all 50 states, under certain circumstances, require businesses to provide notice to consumers whose certain types of personal data has been disclosed as a result of a data breach. Additionally, tracking technology litigation—including lawsuits brought under the California Invasion of Privacy Act — continues to create risk for organizations, prompting many companies to adopt an opt-in approach to placement of tracking technologies, such as cookies, on their websites. Such litigation can be brought against any website using tracking technologies, advertisers placing such cookies tracking technologies on publishers’ websites or other intermediaries placing tracking technologies on advertisers or publishers’ websites or platforms. Such litigation may be costly, result in civil damages, could be costly, impact the operation of our business and cause reputational harm. The U.S. Department of Justice issued rules restricting the transfer of certain personal data to countries of concerns, i.e., China, Russia, Iran, North Korea, Cuba and Venezuela, which could limit our ability to share such data and subject us to liability in case of noncompliance.

Certain U.S. states (including Vermont, California, Texas, and Oregon) have enacted data broker laws and regulations imposing certain requirements on data brokers, including, without limitation, requirements relating to registration, consent, disclosure, and/or cybersecurity. California also amended its data broker law to impose additional requirements applicable to companies that are registered there as data brokers (such as our subsidiary Hivestack Technologies Inc.), effective on August 1, 2026, to honor requests by California residents to delete such residents’ personal information submitted through a universal deletion mechanism (to be developed by the state),In addition, the FTC has increasingly issued orders restricting data brokers from selling certain location data obtained by tracking individuals’ mobile devices. Other countries and jurisdictions have enacted and may further enact similar or related laws or regulations, and/or their authorities may reach similar decisions. These laws, regulations, and decisions and any additional laws, regulations and decisions that may be enacted or issued in the future, may result in significantly larger numbers of consumers opting out of having their personal data used for targeted advertising purposes relative to historical averages. This could result in reduced access to consumer’s personal data, impacting performance of our services or resulting in loss of business, and may require us to develop complex and expensive compliance tools and procedures. Moreover, there has been an increase in laws and regulation for data privacy in specific sectors. For example, laws and regulations specific to consumer health data have been enacted in certain U.S. states, with an expectation that more states will follow. Such laws and regulations include Washington’s My Health My Data Act which imposes certain requirements and obligations regarding the collection, sharing and sale of “consumer health data” – broadly defined as personal information that is linked or reasonably linkable to a consumer and that identifies the consumer’s past, present, or future physical or mental health status. The Washington My Health My Data Act provides a private right of action and, together with the broad definition and scope, is likely to trigger a wave of related litigation. As such, we may be limited with the advertising services we can provide to customers in certain sectors in jurisdictions with such data privacy laws and regulations.

The Israeli Privacy Law and its regulations, including but not limited to the Israeli Privacy Protection Regulations (Data Security) 2017 impose obligations regarding processing, transferring and securing of personal data. In addition, in 2023, the Privacy Protection Regulations (Provisions Regarding Information Transferred to Israel from the European Economic Area), 2023 were enacted and consequently provide, in certain cases, additional rights to data subjects from the EEA and Israel. Therefore, significant changes to the PPL and its regulations may necessitate adjustments to our data protection and security practices. Lack of compliance with the PPL and its regulations could result in enforcement actions, litigation (including class actions), fines and penalties. Material amendment to the PPL was approved by the Israeli Parliament in August 2024 and will take effect on August 14, 2025 (“Amendment 13”). Among other things, Amendment 13 expands the Privacy Protection Authority investigation authority and the monetary sanctions that can be imposed for breach of the PPL and its regulations, to substantial amounts that may reach in certain cases millions of NIS.

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

European supervisory authorities have also been very active in terms of enforcing data protection rules.  EU national laws that implement the ePD, which concerns the processing of personal data and the protection of privacy in the electronic communications sector, continue to be subject to uncertainty in light of the European Commission’s withdrawal of the ePrivacy Regulation, which was expected to alter rules on cookies and other tracking technologies, impose burdensome requirements surrounding obtaining consent and significantly increase fines for non-compliance in February 2025. A European court decision, regulatory guidance, and campaigns by privacy activists are continuing to draw attention to cookies and other tracking technologies under existing laws and regulations. Increased regulation of cookies and similar technologies in the EEA and the U.K., in addition to certain other jurisdictions such as Canada and the U.S., and any decline of cookies or similar online tracking technologies as a means to identify and potentially target individuals, may lead to broader restrictions and impairments on our business activities and negatively impact our efforts to understand users. Industry participants in the advertising technology ecosystem have taken or may take action to eliminate or restrict the use of cookies and other identifiers. Google had announced plans to fully eliminate support for third-party cookies in the Chrome browser but has cancelled such plans instead opting to allow users to choose whether to retain third-party cookies rather than completely removing them, and Apple has already implemented further restrictions on the use of mobile identifiers on its devices. Such changes require us to take adaptive measures, which may include substantial development and commercial changes. While we are taking measures to shift away from third-party cookies-based solutions, for example, by using our proprietary cookieless solution, SORT®, which enables advertisers to reach their audience in real time without storing any personally identifiable data, we generally rely on third-party cookies-based solutions. If the use of cookies is substantially limited or if regulators start to enforce an increasingly strict approach, this could lead to substantial costs, require significant systems changes, limit the effectiveness of our solutions and services, divert the attention of our personnel, adversely affect our business, and subject us to additional liabilities.

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

While in some states we are subject to sales tax, in general, the digital advertising business has not traditionally paid sales tax. However, a successful assertion by one or more cities, states or countries that digital advertising services should be subject to such taxes or that we are not providing digital advertising services but other services, and should collect sales, use, or other taxes on the sale of our services, or that we have failed to do so where required in the past, could result in a decrease in future sales and/or substantial tax liabilities for past sales. Each state and country has different rules and regulations governing sales, use, and other taxes, and these rules and regulations are subject to varying interpretations that may change over time.

Following a U.S. Supreme Court decision regarding the rights of individual states to tax out-of-state suppliers, certain states have adapted their statutes to expand taxation on out-of-state suppliers of goods and services. Some states are also pursuing legislative expansion of the scope of goods and services that are subject to sales and similar taxes as well as the circumstances in which a vendor of goods and services must collect such taxes. Furthermore, legislative proposals have been introduced in Congress that would provide states with additional authority to impose such taxes. Accordingly, it is possible that either federal or state legislative changes may require us to collect additional sales and similar taxes from our clients in the future which could impact our future sales, and therefore could result in a material adverse effect on our revenue.

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

Under current Israeli, U.S., Canada, U.K. and Ukrainian law, as well as other laws, we may not be able to enforce non-competition and non-solicitation covenants and, therefore, we may be unable to prevent our competitors from benefiting from the expertise of some of our former employees and/or vendors, whether current or former.

We have entered into non-competition and non-solicitation agreements with many of our employees and vendors. These agreements prohibit our employees and vendors, if they terminate their relationship with us, from competing directly with us, working for our competitors, or soliciting current employees away from us for a limited period. Under current Israeli, U.S., U.K. and Ukrainian law, as well as other laws, and further under proposed legislation such as Senate Bill S3100A in New York, we may be unable to enforce these agreements, in whole or in part, and it may be difficult for us to restrict our competitors from gaining the expertise that our former employees gained while working for us. For example, Israeli courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer which have been recognized by the courts, such as the secrecy of a company’s confidential commercial information or its intellectual property. If we cannot demonstrate that such harm would be caused to us, we may be unable to prevent our competitors from benefiting from the expertise of our former employees.

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

In addition, there is no assurance that any existing or future trade secrets, patents, copyrights or trademarks will afford adequate protection against competitors and similar technologies. Our intellectual property rights may be misappropriated, infringed, reverse-engineered, circumvented, or otherwise violated by others, or challenged and invalidated through administrative processes or litigation. Effective trade secret, trademark and patent protections are expensive to develop and maintain, as are the costs of defending or enforcing our rights. Further, we cannot provide any assurances that competitors will not challenge, invalidate, misappropriate, infringe, reverse-engineer, circumvent or otherwise violate our intellectual property rights, or that we will have adequate resources to defend or enforce our rights.  In addition, the laws of some countries do not provide the same level of intellectual property protection as U.S. or Israeli laws and courts.

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

We may seek to obtain licenses to third-party intellectual property rights that we desire to use, which we would be allegedly misappropriating, infringing or otherwise violating or may misappropriate, infringe or otherwise violate, without such licenses. Although holders of intellectual property rights often offer these licenses, we cannot provide any assurances that such licenses will be offered on acceptable terms or at all. Our failure to obtain a license for key intellectual property rights from a third party for technology, content, sound, or graphics we use could cause us to incur substantial liabilities or to suspend the development or sale of our products. Alternatively, we could be required to expend significant resources to redesign our products or develop non-infringing technology, content, sound, or graphics. If we are unable to redesign our products or develop non-infringing technology, content, sound, or graphics, our revenue could decrease and we may not be able to execute our business strategy.

We may also become involved in litigation in connection with the brand-name rights associated with our Company name or the names of our products. Third parties may claim that our Company name, our brand names, or product names infringe their trademark rights. If we will need to change the name of our Company or any of our subsidiaries, brands or products, we may experience a loss in goodwill associated with such name, customer confusion or a loss of sales. Any lawsuit involving such name, regardless of its merit, would likely be time-consuming, expensive to resolve, and divert our management’s time and attention.

We may become subject to claims for remuneration or royalties for assigned service invention rights by our employees, which could result in litigation and adversely affect our business.

A significant portion of our intellectual property has been developed by our employees in the course of their employment for us. Under the Israeli Patent Law, 5727-1967 (the “Israeli Patent Law”), inventions conceived by an employee in the course and as a result of, or arising from, his or her employment with a company are regarded as “service inventions,” which belong to the employer, absent a specific agreement between the employee and employer giving the employee service invention rights. The Israeli Patent Law also provides that if there is no such agreement between an employer and an employee, the Israeli Compensation and Royalties Committee (the “Israeli Royalties Committee”), a body constituted under the Israeli Patent Law, shall determine whether the employee is entitled to remuneration for his or her inventions. An employee may waive the right to receive remuneration for “service inventions” and case law has held that in certain circumstances, such waiver does not necessarily have to be explicit. The Israeli Royalties Committee will examine, on a case-by-case basis, the general contractual framework between the parties in accordance with general Israeli contract law. Further, there is no specific formula for calculating this remuneration. Under Canadian law, employees benefit from a presumption that they are entitled to ownership of a patent of any invention they created in the course of their employment unless there is an express contract to the contrary or the employer can prove that the employee was employed for the express purpose of inventing. Although we generally enter into invention assignment agreements with our employees pursuant to which such individuals assign to us all rights to any inventions created in the scope of their employment or engagement with us, we may still face claims demanding ownership rights or remuneration in consideration for such inventions. As a consequence of such claims, we could be required to pay additional remuneration or royalties to our current and/or former employees, or be forced to litigate such claims, which could negatively affect our business.

We use certain “open-source” software tools that may be subject to intellectual property infringement claims or that may subject derivative works of such open-source software to unintended consequences, which may impair our product development plans, interfere with our ability to provide services to our clients, require us to allow access to the source code of our products or necessitate that we pay licensing fees.

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

Moreover, under certain conditions, we may be obligated to make derivative works of open-source code available to others at no cost. The circumstances under which our use of open-source code would compel us to offer derivative code at no cost are subject to varying interpretations. If we are required to publicly disclose the source code for such derivative products or to license our derivative products that use an open-source code license, our previously proprietary software products may be made available to others at no charge. As a result, our customers and our competitors may have access to our products at no cost to them which could harm our business. Certain open-source code licenses require, as a condition to use, modify and/or distribute such open-source code, that proprietary software incorporated into, derived from or distributed with such open-source code be disclosed or distributed in source-code form, be licensed for the purpose of making derivative works, or be redistributable at no charge. The foregoing requirements may under certain conditions be interpreted to apply to our software, depending upon the use of the open-source code and the interpretation of the applicable open-source code licenses. The terms of many open-source code licenses to which we may be subject have not been interpreted by U.S. or foreign courts, and there is a risk that open-source code licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide or distribute our products or services. The use of open-source code may ultimately subject some of our products to unintended conditions so that we are required to take remedial action that may divert resources away from our development efforts and have a material adverse effect on our business, financial condition and results of operation.

In addition, third-party software licensors generally do not provide warranties or controls on the origin of software or other contractual protections regarding infringement claims or the quality of the code with respect to the open-source components of their products and would not indemnify us in the event that we or our customers are held liable for intellectual property infringement or other software-related claims in respect of the open-source components contained in such third-party software. Further, some open-source code is known to have security risks and other vulnerabilities and architectural instabilities or are otherwise subject to security breaches due to their wide availability, and are provided on an “as-is” basis. There is typically no support available for open-source code, and we cannot ensure that the authors of such open-source code will implement or push updates to address security risks or will not abandon further development and maintenance. Many of the risks associated with the use of open-source code, such as the lack of warranties or assurances of title or performance, cannot be eliminated, and could, if not properly addressed, have a material adverse effect on our business, financial condition and results of operation.

Risks Related to the Geographical Location of our Operations

Our business relies significantly on the U.S. market. Any material adverse change in that market could have a material adverse effect on our results of operations.

Our revenue has been concentrated within the U.S. market, accounting for approximately 75% of our revenue in 2024. A recession that causes a reduction in advertising expenditures generally or other circumstances that cause a decrease in our U.S. revenue could have a material adverse effect on our results of operations.  Recent fluctuations in prevailing interest rates due to higher-than-average inflation materially increase the likelihood of such circumstances and present significant potential challenges to our U.S. business.

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

The members of the OECD’s Inclusive Framework on BEPS have agreed in October 2021 on certain recommendations, informally known as BEPS 2.0 or Pillar Two, which aim to modify international taxation norms with the introduction of a 15% minimum tax applicable to in-scope multinational enterprises (with revenue in excess of Euro 750 million). The UK and the EU member countries as well as additional countries have already enacted legislation to implement the recommendations which have come into effect gradually in 2024 and 2025. Israel has agreed in principle to the adoption of the global minimum tax rate, however, it has not yet announced any proposed legislation for its implementation. Our effective tax rate and cash tax payments could increase in future years as a result of these changes. Further, the OECD’s Inclusive Framework on BEPS known as Pillar One which deals with the allocation of taxing rights with respect to multinational enterprises with revenue in excess of Euro 20 billion and profitability of more than 10%, focusing mostly on the digital economy, has made some progress, however,  an updated proposed multilateral convention was not yet issued.  While we are not subject to the foregoing, we could be indirectly impacted.

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

A large portion of our operations are performed from outside the United States. In addition, we derive and expect to continue to derive a portion of our revenue from customers and users outside the United States. Our international operations and sales are subject to a number of inherent risks, including risks with respect to:

•
potential loss of proprietary information, technology and other intellectual property due to piracy, misappropriation, infringement, or other violation or laws that may be less protective of our intellectual property rights than those of the United States;

•	costs and delays associated with translating and supporting our products in multiple languages;
•	foreign exchange rate fluctuations and economic instability, such as higher interest rates and inflation, which could make our products more expensive in those countries;
•	costs of compliance with a variety of laws and regulations;
•	restrictive governmental actions such as trade restrictions and trade wars;
•	limitations on the transfer and repatriation of funds and foreign currency exchange restrictions;
•	compliance with different consumer, data protection, data privacy and cybersecurity laws and regulations, and restrictions on pricing or discounts;
•	lower levels of adoption or use of the internet and other technologies vital to our business and the lack of appropriate infrastructure to support widespread internet usage;
•	lower levels of consumer spending on a per capita basis and fewer opportunities for growth in certain foreign market segments compared to the United States;
•	lower levels of credit card usage and increased payment risk;
•	changes in domestic and international tax regulations; and
•	geopolitical events, including war and terrorism.

Political, economic and military instability in the Middle East and specifically in Israel, including Israel’s war with Hamas and conflict with other parties in the region, may adversely affect our operations and limit our ability to market our products, which would lead to a decrease in revenues.

We are incorporated under Israeli law, and many of our employees, including our Chief Executive Officer, our Chief Financial Officer, and other senior members of our management team, operate from our headquarters located in Israel. In addition, many of our officers and directors are residents of Israel. Accordingly, our business and operations are directly affected by economic, political, geopolitical, and military conditions in Israel.

Since the establishment of the State of Israel in 1948 and in recent years, armed conflicts between Israel and its neighboring countries and terrorist organizations active in the region have involved missile strikes, hostile infiltrations, terrorism against civilian targets in various parts of Israel, and recently abduction of soldiers and citizens.

Following the October 7, 2023 attacks by Hamas terrorists around Israel’s southwestern border, Israel declared that it is in war against Hamas and since then, Israel has been involved in military conflicts with Hamas, Hezbollah, a terrorist organization based in Lebanon, and Iran, both directly and through proxies like the Houthi movement in Yemen and armed groups in Iraq and other terrorist organizations. Additionally, following the fall of the Assad regime in Syria, Israel has conducted limited preventive military operations targeting the Syrian army assets, Iranian military assets and infrastructure linked to Hezbollah and other Iran-supported groups. Although certain ceasefire agreements have been reached, these agreements failed to upheld and military activity and hostilities continue to exist at varying levels of intensity, and the situation remains volatile, with the potential for escalation into a broader regional conflict involving additional terrorist organizations and possibly other countries (including Hezbollah and Lebanon). Also, the fall of the Assad regime in Syria may create geopolitical instability in the region.

While our facilities have not been damaged during the current war, the hostilities with Hamas, Hezbollah, Iran and its proxies and others have caused and may continue to cause damage to private and public facilities, infrastructure, utilities, and telecommunication networks, and potentially disrupting our operations and supply chains. In addition, Israeli organizations, government agencies and companies have been subject to extensive cyber-attacks. This could lead to increased costs, risks to employee safety, and challenges to business continuity, with potential financial losses.

The continuation of the war has also led to a deterioration of certain indicators of Israel’s economic standing, for instance, a downgrade in Israel’s credit rating by international rating agencies (such as by Moody’s, S&P Global, and Fitch).

In connection with the ongoing war, several hundred thousand Israeli military reservists were drafted to perform immediate military service, and military reservists are expected to perform long reserve duty service in the coming years. As of the date of this annual report, only several of our employees are called to active military duty. The absence of our employees due to their military service in the current or future wars or other armed conflicts may materially adversely affect our ability to conduct our operations.

 Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of certain direct physical damages that are caused by terrorist attacks or acts of war in Israel, we cannot assure you that such government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business.

The global perception of Israel and Israeli companies, influenced by actions by international judicial bodies, may lead to increased sanctions and other negative measures against Israel, as well as Israeli companies and academic institutions. There is also a growing movement among countries, activists, and organizations to boycott Israeli goods, services and academic research or restrict business with Israel, which could affect business operations. If these efforts become widespread, along with any future rulings from international tribunals against Israel, they could significantly and negatively impact business operations.

Prior to the October 2023 war, the Israeli government pursued changes to Israel’s judicial system and has recently renewed its efforts to effect such changes. In response to the foregoing developments, certain individuals, organizations and institutions, both within and outside of Israel, voiced concerns that such proposed changes may negatively impact the business environment in Israel. Such proposed changes may also lead to political instability or civil unrest. If such changes to Israel’s judicial system are pursued by the government and approved by the parliament, this may have an adverse effect on our business, results of operations, and ability to raise additional funds, if deemed necessary by our management and board of directors.

We are exposed to the risk of natural disasters, political events, war, terrorism and pandemics, each of which could disrupt our business and adversely affect our results of operations.

Events beyond our control could have an adverse effect on our business, financial condition, results of operations and cash flows. Disruption to our business resulting from natural disasters, political events, war, terrorism, pandemics or other reasons could impair our ability to continue to provide uninterrupted service to our advertisers and partners. For example, tensions between Russia and Ukraine, resulting in Russia’s invasion of Ukraine, and the possibility of retaliatory measures taken by the United States and NATO have created global security concerns that could have a lasting adverse impact on regional and global economies, and in turn, may lead to reduced spending on advertising and adversely affect our results of operations. Similarly, disruptions in the operations of our key third-parties, such as data centers, servers or other technology providers, could have a material adverse effect on our business.

While we have disaster recovery and wartime resilience plan for power and communication continuity arrangements in place, they have not been tested under actual disasters or similar events and may not effectively permit us to continue to provide our services. If any of these events were to occur, our business, results of operations, or financial condition could be materially adversely affected.

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

Our History

We were incorporated in the State of Israel in November 1999 under the name Verticon Ltd., changed our name to IncrediMail Ltd. in November 2000 and in November 2011 changed our name to Perion Network Ltd. We operate under the laws of the State of Israel. Our headquarters are located at 2 Leonardo Da Vinci Street, 24th floor, Tel Aviv 6473309, Israel. Our phone number is 972-73-398-1000. Our website address is www.perion.com. The information on our website does not constitute a part of this annual report. Our agent for service in the United States is one of our US subsidiaries, Intercept Interactive Inc. d/b/a Perion, which is located at One World Trade Center, 71st Floor, Suite J, New York, NY 10007.

We completed the initial public offering of our ordinary shares in the United States on February 3, 2006. Since November 20, 2007, our ordinary shares are also traded on the TASE.

In the recent years, we completed several acquisitions, including the acquisition of Content IQ LLC in January 2020, the acquisition of Pub Ocean Media UK Limited, in July 2020, the acquisition of Vidazoo Ltd. in October 2021 and the acquisition of Hivestack Technologies Inc., in December 2023.

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

Perion is a global technology leader in connecting advertisers to consumers across digital advertising channels, including display, Connected TV (CTV), Open Web, Digital Out of Home (DOOH), search, social and digital audio. According to eMarketer, total digital advertising represents an addressable market of $777 billion in 2025, which is expected to grow to $1 trillion by 2028 globally.

Our goal at Perion is to help brands, retailers and agencies to get better results with their marketing investments. To achieve that, we are focused on making digital advertising more effective by building adaptable technologies that continuously connect the dots between people, places and creativity across the digital advertising ecosystem. As we operate in a highly competitive market, we continuously seek new innovative products and solutions that address current and future advertiser needs. To help brands, agencies, and retailers navigate the complexities of modern advertising, Perion has introduced its Perion One strategy, which aims to unify all our technologies and solutions into one advanced platform.

We develop, enhance, acquire, and aggregate tools and solutions that are relevant in an ever-evolving market. We have a strategic footprint across channels, formats, and geographies, and we keep expanding it, organically and inorganically through acquisitions.

Industry Overview

The digital advertising industry continues to evolve at a rapid pace, undergoing a transformative shift, driven by AI, data privacy regulations, and evolving consumer behavior. As advertisers are prioritizing performance-driven, measurable, and multichannel strategies to maximize engagement and return on ad spend (ROAS), digital advertising has solidified its position as the dominant force in global marketing strategies, as it takes over traditional, non-digital, advertising.

Advertisers once navigated a few key media channels to build brand awareness and drive performance. Over the past decade, advertising has transformed from a simpler, channel-focused approach to a vast, complex ecosystem. This complexity has driven vast amounts of waste in spend.

Today’s advertising landscape is defined by speed, complexity and uncertainty, driven by the ever-changing nature of people’s behavior and platforms. Technology has become integrated into people's daily lives-from mobile phones, tablets, TVs, gaming consoles to outdoors in our cars, favorite stores, event venues and local airports. This creates millions of daily moments for advertisers to make a connection.

Each new channel brings its own data, creative, and brand alignment challenges, adding layers of complexity as advertisers strive to craft campaigns that fit naturally and connect with audiences while optimizing for ROAS. Compounding this, consumers demand personalized experiences that are both relevant and respectful of their privacy, a balancing act that has become even more challenging with data privacy and data collection regulations that are becoming more stringent.

According to eMarketer reports, digital advertising spending will account for 75% of total worldwide media advertising in 2025, reaching approximately $777 billion and is expected to increase to approximately $1 trillion and 79% of total media advertising spend by 2028.

With the surge in digital ad spending, technology's role in targeting, delivering, and measuring advertising campaigns is becoming more crucial across diversified platforms and screens.

Below are some of the key trends and opportunities in the industry:

The Shift Towards Premium Video and Connected TV (CTV)

As viewership increasingly shifts from conventional broadcast and cable TV to connected TV platforms, advertisers can leverage advanced data analytics and targeting capabilities inherent to digital platforms. Advertisers are increasingly moving budgets from traditional TV and website’s video to CTV, YouTube, and social video formats, capitalizing on cord-cutting trends and streaming dominance. According to eMarketer, CTV ad spending in the U.S. accounted for $28.8 billion in 2024, or 9.3% of total U.S. digital ad spending, and is expected to grow to $46.9 billion in 2028, representing 10.2% of total U.S. digital ad spending for that year, taking a growing share of linear TV ad spending.

The granular audience insights available through CTV and Over-The-Top (OTT) platforms enable advertisers to optimize campaigns for a better ROAS and expand their reach to additional audiences by tapping into viewer preferences and behaviors. Consequently, the CTV space is not just expanding the reach for advertisers, it is also enhancing the effectiveness of advertising by making it more relevant and interactive, opening innovative options for ad tech evolution and future growth.

Growth of Commerce and Retail Media

According to eMarketer, worldwide retail media ad-spend accounted for $148.2 billion in 2024, or 21.5% of total digital ad spending, a 17.9% year-over-year increase, positioning Retail Media as one of the fastest-growing market segments in digital advertising. In the U.S., Omnichannel Retail Media ad spending accounted for $52.3 billion representing 13.2% of total U.S. digital ad spending in 2024 and is expected to reach $62.9 billion by 2025 and $99.0 billion by 2028, representing 14.8% and 18.7% of total U.S. digital ad spending, respectively.

Retail media can also harness first-party data with technological solutions to create a powerful business opportunity through delivering ads that resonate with consumers, potentially transforming advertising into immediate purchases. The synergetic combination of advertising technologies and commerce platforms create a consumer experience that is localized and personalized, while generating a new revenue stream for retailers and profitable advertising venues for advertisers.

Multichannel Advertising and Cross-Platform Engagement

The modern consumer journey is more fragmented than ever, spanning multiple devices, platforms, and formats. Consumers today interact with brands across multiple platforms such as social media, search engines, websites, streaming services, retail media and more, before making a purchasing decision. To maximize reach and engagement, advertisers are shifting toward multichannel advertising strategies, ensuring a seamless and consistent brand experience across all digital touchpoints.

DOOH

Digital out-of-home (DOOH) refers to digital media used for advertising outside of the consumer's home in the public domain. Unlike traditional out-of-home advertising, such as billboards with printed posters, DOOH utilizes digital technology to display advertisements on a variety of digital screens powered by advanced algorithms and enriched by multiple dynamic data sets, transforming ordinary public spaces into dynamic experiences, engaging audiences with eye-catching, contextually relevant content.

The transition from traditional out-of-home advertising to digital out-of-home and further to programmatic out-of-home (pDOOH), signifies an industry-wide shift towards embracing digital technology and data-driven approaches. This evolution is driven by the need for more engaging, interactive, and measurable advertising methods. Programmatic advertising technology enables advertisers to automate the buying, placement, and optimization of DOOH advertising in real-time. This offers more targeted advertising, efficient spending, and detailed analytics, providing insights into ad performance and audience engagement.

According to Statista, worldwide DOOH ad spending is expected to increase from US$17.3 billion in 2024 to US$26.5 billion in 2030, reflecting a 53.3% growth. In the U.S., eMarketer expects DOOH to grow from $3.2 billion in 2024 to $4.5 in 2028.

Search Advertising

Search advertising is characterized by its targeted approach and effectiveness in reaching potential customers who are actively searching for specific products or services online. As technologies advance and user behaviors shift, search advertising continues to offer a powerful tool for businesses to reach high-intent audiences, driving both online and offline conversions.

According to eMarketer, U.S. search advertising spend accounted for $128.4 billion in 2024, representing 32.5% of total U.S. media ad spending, and is expected to grow to $189.5 billion in 2028 or 35.8% of total media ad spend.

Digital Audio

Digital audio advertising is witnessing steady growth. According to eMarketer, digital audio ad spending accounted for $7.1 billion in 2024, and is expected to reach $8.7 billion in 2028.

As consumers increasingly engage with digital audio platforms, advertisers are leveraging this medium to more effectively reach targeted audiences. With the evolving landscape of media consumption, the digital audio advertising channel offers a unique and intimate way for brands to connect with listeners, thus driving incremental growth.

The rise of AI in Digital Advertising

The digital advertising landscape is continually reshaped by artificial intelligence (AI) and machine learning (ML) which drive enhancements in targeted advertising, optimization, and performance measurement. These advancements are pivotal not just in campaign execution but also in creative development, and significantly accelerate the campaign lifecycle. Leveraging AI, advertisers can generate a wide array of creative variations quickly, for images, text, video, and audio ads, and optimize campaigns in real-time, thereby achieving greater scale and impact. The integration of AI technologies adds the ability to analyze vast datasets which in turn enables more precise targeting and personalization, and subsequently enhancing the relevance of ads to individual users. Furthermore, AI-driven automation streamlines the advertising workflow by reducing manual tasks and increasing efficiency.

Continued Focus on user privacy

In July 2024, Google reversed its decision to phase out third-party cookies in its Chrome browser. Instead of deprecating these cookies, Google announced plans to introduce a new user experience in Chrome, allowing individuals to make informed choices about their web browsing and adjust their preferences at any time. This decision came after multiple delays and significant industry feedback, highlighting concerns over the proposed alternatives to third-party cookies.

Despite Google's reversal of its decision to phase out third-party cookies, the digital advertising industry continues to prepare for a cookieless future. Advertisers, publishers, and AdTech companies have already invested heavily in alternative identity solutions, first-party data strategies, and AI-driven contextual targeting to adapt to evolving privacy expectations. Leading industry players, including major DSPs and SSPs, remain committed to privacy-first advertising models, ensuring they are not solely reliant on Google's policy shifts. The growing adoption of Retail Media Networks, clean rooms, and universal ID frameworks (such as UID 2.0 and Google's Privacy Sandbox) further underscores the industry's shift toward a more sustainable, privacy-conscious advertising ecosystem.

Regulators, particularly in the U.S. and Europe, remain firm on enforcing stricter data privacy laws and consumer protections, reinforcing the need for long-term alternatives. The U.S. Federal Trade Commission (FTC), the U.K.’s Competition and Markets Authority (CMA) and the European Commission continue to scrutinize the manner Big Tech handles user data, ensuring competition remains fair and consumer privacy is safeguarded. Similarly, the California Privacy Rights Act (CPRA) and GDPR set clear compliance requirements that push advertisers to adopt privacy-centric approaches regardless of Google’s stance. As a result, companies cannot afford to revert to past practices and must continue to innovate in a world where user privacy and transparency are paramount.

Our Strengths

Strategy for Unified Multichannel Platform

On February 3, 2025, we introduced our Perion One strategy, designed to unify our technologies into one multichannel platform for brands, retailers and agencies. By gradually consolidating our diverse advertising channels under one platform, Perion One, which is intended to eliminate silos, enhance efficiency, and provide advertisers with a seamless way to execute and optimize cross-channel campaigns. This unification is aimed to allow brands to increase audience reach, improve engagement, and drive measurable performance across the entire digital landscape.

Perion One’s AI-powered platform and real-time data intelligence aims to empower advertisers with precise targeting, campaign optimization, and cross-channel attribution insights. Additionally, the centralized nature of Perion One is designed to streamline operations, reduce complexity, and enhance cost efficiency, to make it a powerful competitive advantage in a fragmented digital advertising industry. As brands demand more integrated, data-driven, and performance-focused advertising solutions, Perion One is aimed to position Perion as a leader in the future of digital advertising.

Focus on Technology

Technology and innovation are core drivers of our culture and operations, and are essential for our growth. We invest in research and development to develop new solutions, applications and services, improve our core technologies, and enhance our technology infrastructure and capabilities.

Our research and development activities are primarily conducted in Israel, Canada and Europe, focusing on the development of new products, services and platform solutions that will offer our customers a full comprehensive solution for their advertising needs and a higher return on investment (ROI).

Market Agility

Rapid shifts in media spending are the new normal, as brands gained the insights and internal capabilities to allocate media on a near real-time basis. Advertisers are shifting their digital advertising budgets from awareness to performance, using different advertising channels, in accordance with macroeconomic impacts on consumer spending. Advertisers are also following consumer trends that often demonstrate dynamic behavior by optimizing the media mix to match the consumer journey.

Perion’s ability to rapidly shift and reallocate resources between different channels allows us to capitalize on these shifts in spending and budget allocation in a timely and efficient manner.

Efficient Operations

Over the past year, Perion has been successfully implementing cross-company efficiency measures through headcount reductions and implementation of AI-driven automation processes and operations. Our Perion One strategy, which includes the transition to the Perion One platform, is designed to further drive cross-company efficiency through the unification of brands, operations and the unification of multiple departments globally.

Strong Balance Sheet

Perion prides itself in its decade-long generation of positive cash flow from operations. Throughout the years, the Company built a strong cash position, focusing on profitable growth, and has accumulated net cash that stands at over $373 million as of December 31, 2024, with no debt. The Company’s capital allocation strategy strikes a balance between organic growth, a share repurchase program that was initially announced on February 20, 2024, and its expansion announced on April 8, 2024, and inorganic growth through acquisitions.

Business Strategy

Perion One represents a fundamental evolution in our business strategy, intended to transition from a siloed operational model to an integrated, AI-driven platform. Our business units have operated independently, leading to inefficiencies, redundant efforts, and a fragmented approach. The Perion One strategy is designed to unify our offerings into a single, multi-channel solution that enhances efficiency, improves advertiser outcomes, and strengthens our competitive positioning in the evolving digital advertising landscape.

Strategic Differentiation and Customer Benefits

Our Perion One strategy aims to address the growing industry demand for integrated advertising solutions that simplify execution across multiple channels. By consolidating our technologies and brands into a single AI-powered platform, we plan to provide brands, agencies, and retailers with a streamlined solution that enhances campaign effectiveness and operational efficiency. This shift is designed to allow brands and agencies to work with fewer partners while achieving a more comprehensive, data-driven approach to media buying.

Our Perion One strategy aims to achieve the following Key benefits:

●
Unified Multi-Channel Advertising – Perion One is designed to enable advertisers to plan, execute, measure, and optimize campaigns seamlessly across Open Web, Connected TV (CTV), Digital Out of Home (DOOH), Social and Digital Audio and is planned to gradually add more digital channels. This holistic approach is aimed to allow greater consistency in messaging and better audience engagement across the consumer journey.

●
Operational and Organizational Efficiencies – The integration of our business units under one cohesive structure is expected to improve internal alignment, enhance collaboration, and lead to more effective marketing investments by promoting a singular brand identity. These efficiencies drive cost savings and improve overall agility in responding to market shifts.

●
AI-Driven Optimization – Perion One platform is planned to leverage AI to enhance campaign performance through real-time optimization, personalized messaging, and automated decision-making. We believe that this technological advantage differentiates us from competitors by improving the effectiveness of media investments to deliver attractive ROAS for advertisers.

●
Simplified Vendor Management – Agencies and brands to benefit from a consolidated platform that reduces the complexity of managing multiple vendors. We expect this to result in lower operational friction, faster execution, and improved campaign results.

●
Financial Growth and Profitability – The transition to a unified solution is intended to gradually drive increased client spending, higher retention rates, and improved margins. By sunsetting less efficient technologies and focusing on high-value, AI-enhanced solutions, we anticipate a stronger financial trajectory with sustainable long-term growth.

Perion One is more than just an operational shift — it is a gradual strategic transformation which is intended to align with the evolving needs of advertisers in a fragmented media landscape. By integrating multiple channels into a cohesive platform, we strive to empower advertisers to engage audiences more effectively throughout the consumer journey, with more relevancy at every stage—from awareness to consideration to conversion or purchase. This evolution is intended to position Perion as a leader in delivering intelligent, data-driven advertising solutions, ultimately increasing value for our customers.

Growth Strategy

Perion’s growth strategy is built on a foundation of its Perion One strategy, global expansion, and leveraging innovative technological advertising solutions across digital channels, naturally existing on advertising properties along the consumer journey. This approach aims to enhance every stage of the advertising funnel - from awareness to purchase - leveraging the presence of our solutions on a multitude of advertising properties while propelling our future growth

A.	Multichannel Approach

Our strategy encompasses a multichannel approach, including CTV, Open web, DOOH, search advertising ,social and digital audio, among others, that allows us to quickly adapt to market shifts and to ensure advertisers can build meaningful immersive relationships with their audiences in brand-safe environments.

While our multichannel approach offers advertisers a wide array of advertising channels, we have been investing heavily in identifying and developing our core growth engines which include the CTV and DOOH channels, as well as the Retail Media market vertical, all of which have outperformed market growth in 2024.

B.	Leveraging the Growth of Commerce and Retail Media

Investments in developing solutions for Commerce and Retail Media are another cornerstone of our strategy, tapping into a rapidly growing revenue stream utilizing our Retail Media-tailored technological solutions. Retail Media is expanding beyond traditional boundaries to attract new customers, distributing personalized offers across all screens, including Digital Out of Home (DOOH) and CTV. As stated above, according to eMarketer, worldwide retail media ad spend accounted for $148.2 billion in 2024, a 17.9% year-over-year increase, and is expected to grow at a CAGR of 15.2% to $260.7 billion by 2028, positioning it as one of the fastest-growing market segments in digital advertising.

C.	Investments in technology

Technological innovation remains at the heart of our growth, and we plan to continue to make investments in new technologies, tools, and partnerships that enhance our offerings and accelerate operational efficiency.

Our investments in technology include significant investments in AI through our dedicated AI Lab which houses our AI-based R&D pipeline. Our AI Lab developed and launched several products such as SORT® - our AI-based audience segmentation technology - which is now also available for CTV, WAVE – our Generative AI dynamic audio ads technology, our DCO - Dynamic Creative Optimization that renders creative based on data points, and our in-ad AI Chatbot for better engagement.

D.	Geographical expansion

Geographical expansion is another key driver for our business's growth. The acquisition of Hivestack, a programmatic Digital Out of Home advertising company, has immediately extended our global footprint to more than 34 markets. In February 2024 we announced the launch of a new partnership in Brazil with Eletromidia, one of the largest media companies in the country, through our Hivestack division. We also announced a new partnership with Way.io, a domestic Demand Side Platform (DSP) in China - the world’s largest DOOH market. These partnerships not only give us access to the fast-growing APAC and South American markets but also allow us to connect with major players within the local media landscape.

The synergetic nature of our multichannel strategy allows us to approach customers in new markets with a holistic solution, covering a wide array of digital advertising possibilities and establishing our position in the global markets.

E.	Inorganic growth

Perion’s growth strategy consists of both organic and inorganic growth through acquisitions and partnerships. Our net cash position provides us with sufficient financial resources to acquire companies that align with our strategic goals and will accelerate our growth either through expanding digital ad channels, expanding our customer reach, geographical footprint, or through new and advanced technology that would shorten our time to market and expand our market share.

Perion follows a strict screening and evaluation process that includes several well-defined criteria, including but not limited to clear synergies with our existing businesses, ability to co-exist along with our existing solutions on a unified platform, companies that display growth in high-growth categories (such as CTV, Retail Media, and DOOH), profitable or with a clear path to profitability, and a high level of technological and cultural match.

Our Solutions

We believe that Perion is well positioned to benefit from the overall growth of the digital marketplace.

In the rapidly evolving digital advertising space, we continue to innovate and offer a suite of diversified business solutions. Our solutions span across key domains such as high-impact display, CTV, Retail & Commerce, DOOH, digital audio, advanced audience segmentation - SORT®, search advertising, social, and website publisher’s solutions.

With a commitment to driving growth and diversifying our market share, Perion's solutions are designed to meet the complex needs of today's digital advertising landscape, while maintaining privacy compliance through proprietary and industry-leading solutions using technology integrations.

Our solutions are designed to help publishers optimize the value of their digital properties while enabling advertisers to engage audiences through relevant and impactful advertising. By leveraging our proprietary technology, we aim to support brands in delivering advertising experiences across multiple digital touchpoints throughout the consumer journey.

Furthermore, advertisers can choose between programmatic or managed executions, all underpinned by data-driven insights and optimizations. Aiming to deliver measurable results, Perion implements full-funnel measurement to refine and advance campaign performance from inception to conclusion. Together, these integrated solutions drive digital engagement, aiming to enable brands not only to maintain but amplify their presence in a competitive market.

A.	High-Impact Display

In 2024, U.S. display advertising spend, including banners, rich media, video and social, was $174.4 billion and, according to eMarketer, is expected to increase by 51% and reach $263.7 billion in 2028.

Perion's High Impact Advertising Suite transforms the way brands engage with consumers in an ever-evolving digital landscape. eMarketer reports that rich media, including high-impact ad formats, as well as outstream and instream video accounted for $122.4 billion of U.S. digital display ad spend in 2024 and is expected to increase by 64.8%, reaching approximately $201.6 billion in 2028.

Leveraging the growth in digital media consumption, Perion’s advanced technology solutions are designed to deliver immersive, high-impact experiences across desktop, mobile, and tablet. Our AI-driven dynamic creative technology, combined with a powerful in-house design and AI teams, is designed to enable personalized, visually striking ads that captivate audiences and drive engagement. One of our innovations is our in-ad AI Chatbot, allowing consumers to interact with advertisers in real time, enhancing user experience and brand connection. With premium inventory and both cookie-based and cookieless targeting solutions, Perion offers by-design seamless, high-quality ad placements that meet the evolving industry demands. Proven partnerships with premium brands, agencies and retailers further showcase our ability to deliver measurable marketing success.

B.	CTV

Perion’s CTV business continued to gain traction, growing by 30% year-over-year in 2024, representing 13% of our total display advertising revenue.

Perion’s High Impact CTV Solution Suite is engineered to captivate audiences punctuating the traditional commercial break with storytelling precision and interactive elements. Perion harnesses the power of the TV screen to allow brands to make an indelible impression during prime moments—whether it's during a gripping live sports event, the intermission of favorite shows, or even during a paused screen scenario.

This comprehensive suite encompasses a wide array of formats designed to engage and interact with viewers. From Branded CTV, which integrates branding elements and custom animations, to Dynamic CTV, which personalizes content in real-time; each format is crafted for maximum impact. The Stay-Live CTV provides a picture-and-picture experience, keeping viewers connected during live events, while Interactive CTV overlays extend the advertisement's reach with additional interactive features.

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

Towards the end of 2024, we launched Anyplace TV, a global, cross-channel video advertising solution that extends CTV and video campaigns beyond traditional screens to one-to-many Digital Out-of-Home (DOOH) environments. By leveraging Perion’s DOOH impression multiplier methodology via the DOOH platform, Anyplace TV is designed to allow advertisers to achieve greater scale, efficiency, and guaranteed Media Ratings Council (MRC)-accredited viewability, and to streamline campaign execution by unifying CTV and DOOH, making it easier for brands to increase reach and impact. Key benefits include non-skippable ads with 100% viewability, access to 1M+ DOOH screens globally, creative flexibility for various video formats, and real-time optimization for dynamic content updates—aimed to drive advertisers’ engagement while maintaining cost efficiency.

C.	Retail Media & Commerce

Retail Media is another important sector for advertising, as retailer data is highly leveraged to create advertising opportunities to drive more sales for retailers both online and at physical stores. According to eMarketer research from Oct 2024, 87% of US grocery sales will still come from physical stores this year. Our Retail Media solution aims to help both online and physical retail stores drive more sales through our advanced Retail Media solutions.

We provide a range of solutions for retailers, designed to leverage their first-party data, as well as Perion’s know-how and technology, to increase sales, loyalty, and ROAS. This includes digitizing traditional circulars into dynamic, localized, and personalized ads, as well as offering various ad formats to maximize the impact of their data. For Consumer Packaged Goods (CPG) brands, we offer dynamic, personalized, and localized ads with functionalities like Add to Cart from the creative. This is aimed to enable CPGs to create highly targeted campaigns that drive conversions and enhance the shopping experience.

In 2024, Perion’s Retail Media revenue stream stood out, and was among the top growth drivers for us, with a year-over-year revenue increase of 62% to over $80 million.

D.	DOOH

With the acquisition of Hivestack, a programmatic DOOH technology innovator since 2017, Perion entered an exciting market at its nascent stage, positioning us to capitalize on the anticipated growth of DOOH.

Our global full stack DOOH platform offers media owners an array of purpose-built software like the DOOH Ad Server, supply-side platform (SSP), and Header Bidder, designed to manage, deliver, and optimize advertising campaigns and revenue for out-of-home digital screens, enhancing yield and diversifying demand sources.

Our curation solutions provide advertisers with a centralized marketplace to create and manage programmatic DOOH campaigns efficiently. It consolidates inventory from our 390 media owners across 34 markets under a single Deal ID, simplifying planning and activation. With integrated audience data, it helps optimize reach and engagement and an integration with Scope3 for Green PMPs supports more sustainable advertising practices.

For media buyers, our DOOH demand-side platform (DSP), along with its unique smart tools for campaign planning, delivery and measurement, provides robust capabilities for audience geolocation and contextual targeting, sourcing optimal inventory and maximizing the effectiveness and ROI of DOOH advertising campaigns.

This platform is used by many of the world's largest brands, agencies, media owners, and partners including Uber, Colgate, Lego, InterContinental Hotel Group, Doordash, GroupM, Dentsu, The Trade Desk, Xandr, Clear Channel, Lamar, Stroër, and many more.

According to Statista, worldwide DOOH ad spending is expected to increase from US$17.3 billion in 2024 to US$26.5 billion in 2030, reflecting a 53.3% growth while in the U.S., eMarketer expects DOOH to grow from $3.2 billion in 2024 to $4.5 in 2028.

E.	Digital Audio

The U.S. Digital Audio Advertising Market is on a significant upward trajectory, with projections indicating that advertising budgets will approach $8.7 billion by 2028. This rapidly growing sector represents a substantial opportunity for innovative advertising solutions.

Responding to this market demand, Perion introduced WAVE, a generative AI cutting-edge addition to our advertiser solution suite. WAVE leverages Generative AI to produce dynamic audio ads, generating hundreds of thousands of tailored audio messages. This solution adapts in real-time to a variety of factors such as context, behavior, geography, and demographics, employing advanced AI algorithms designed to significantly enhance consumer engagement and impact.

F.	SORT®

SORT® is a product of Perion’s AI Lab, a proprietary, privacy-focused targeting technology enabling the ability for advertisers to find the consumers most interested in their brand in that moment across all browsers and devices. This solution helps brands reach optimal performance by predicting how consumer groups will respond to an ad without privacy-invasive practices or legacy third-party cookie-based targeting tactics.

SORT® technology utilizes real-time, cookieless data signals to identify users with shared traits and behaviors, then classifies them into addressable and anonymous Smart Groups using a sophisticated, proprietary AI algorithm. SORT® - which stands for “Smart Optimization of Responsive Traits” – not only eliminates the need for cookies, but is being demonstrated by actual, real-time comparison tests made by Neutronian, a respected third-party research firm, to outperform third party cookies. In May 2024, we unveiled an upgraded version of SORT®, which now has more web capabilities and is also available for CTV advertising. Due to its strong performance, SORT® is currently used by the majority of our eligible customers.

Further, SORT® does not collect or store any user data, as many other cookieless solutions do, which positions it as a competitively advantaged replacement for third-party cookies. While cookies are currently an essential part of the targeting infrastructure of the digital advertising market, they are under increasing pressure for the manner in which they are perceived to violate user privacy. SORT® provides a competitive solution that should help Perion capture additional revenue as brands and advertisers move away from traditional methods such as cookies.

Finally, thanks to a proprietary “Privacy Shield” graphic logo that is incorporated into every ad unit utilizing the technology, SORT® consumers are able to recognize when an advertisement they are interested in is utilizing SORT®, which is a cookieless offering which does not track their behavior online.

G.	Search Advertising

Capturing consumers at their moment of highest intent has been well-established as the most ROI-positive advertising channel. Leading advertisers to increasingly allocate budgets to search advertising.

Our Search monetization solution is comprised of the following two offerings:

●	App Monetization - using intent-based search signals to monetize publishers' desktop and mobile apps.

●	Search Mediation - enables media traders to monetize search demand and achieve higher yields by leveraging the machine learning that drives our mediation platform.

Searching is a fundamental digital behavior that generally signals the consumer has a high intent to complete a purchase of a product or service. We are continuously innovating and advancing our solutions to provide more value in this dynamic environment. We deploy advanced AI and machine learning to optimize yield for our publishers and transform search into revenue. According to eMarketer reports, advertisers will increase their investment in search through 2027. The U.S. search advertising market is expected to reach $189.5 billion in 2028, representing 41.2% of U.S. digital ad spending.

Microsoft Advertising has been our partner since 2010. We entered into our first agreement with Microsoft in 2010. In November 2020, we entered into a renewed agreement with Microsoft which became effective on January 1, 2021 and expired on December 31, 2024, and which is now in its tail period. In the first quarter of 2024, we experienced a decline in our search advertising activity, attributable to changes in advertising pricing and mechanisms implemented by Microsoft in its search distribution marketplace. These adjustments led to a reduction in Revenue Per Thousand Impressions (RPM) for both Perion and other Microsoft distribution partners. In the second quarter of 2024, we experienced an additional decline in our search advertising activity attributable to Microsoft’s exclusion of a number of publishers from its search distribution marketplace. For additional information see also the Risk Factor titled - “Our search advertising solution depends heavily upon revenue generated from our agreement with Microsoft, and any adverse change in that agreement could adversely affect our business, financial condition and results of operations.”

H.	Social

The Perion Social platform supports the various phases of campaign management across different channels, integrated with the major social channels such as Meta, LinkedIn, Snapchat, X and Pinterest. The platform manages each of the planning, execution, optimization and measurement phases and is designed to simplify the complexity of cross channel advertising for brands and agencies while optimizing performance through AI in one unified, actionable, holistic and intuitive dashboard.

Perion also developed sophisticated capabilities to buy media on social channels such as Meta, X, and TikTok and others. The uniqueness is in the optimization process which runs in real-time, connecting the monetization data flow and the cost of buying, per session. The service is a mix of manually managed service and machine learning algorithms that run dedicated buying rules.

I.	Website Publisher’s Solution

The nature of today’s digital ecosystem makes audience growth and engagement challenging for publishers. Perion’s Website Publisher Solutions provide publishers with monetization technology tools, including an Online Video Player, Ad Server, Display Monetization, and Yield Ad Management Platform.

Perion helps connect publishers to the right demand sources, intended to maximize revenue potential and enhance ad performance with advanced AI- technology to capture every revenue moment.

Enhancing its robust capabilities, our Website Publisher’s Solutions platform now integrates seamlessly with Amazon's Transparent Ad Marketplace (TAM) and Unified Ad Marketplace (UAM), offering publishers access to our monetization capabilities and marketplace with ease.

As part of our Website Publisher Solutions Platform, our machine learning employs AI analysis and deploys tens of thousands of signals to achieve maximum user engagement and publisher profitability.

Our Technology

Perion’s strong technology moat is embedded in the core of our products and solutions described above. Our advanced technological solutions are applied throughout the consumer journey and marketing funnel, and include the following capabilities:

•	The ability to meet advertiser demand for higher sustained user engagement with our sophisticated high-impact Ad suite;

•	The ability to monetize the fast-growing Retail Media business, reflected in 62% year-over-year revenue growth we achieved in 2024;

•	The ability to innovate in sectors that matter most to brands, such as:

◾
SORT®, our proprietary cookieless targeting technology, which was developed in response to advertisers’ growing recognition of user privacy matters and the planned deprecation of cookies by Google. SORT® displays the result of our ability to analyze the complex data signals that are derived from our assets that flow through our technology.

◾	The introduction of WAVE, a generative AI-powered dynamic audio solution that creates personalized audio advertising messages at scale;

◾	The introduction of Anyplace TV, a cross-channel video advertising solution that extends CTV and video campaigns to Digital Out-of-Home (DOOH) environments

•	The ability to integrate programmatic DOOH advertising using cutting-edge technologies to target, deliver, and measure unforgettable, immersive ads that connect brands with people on the go;

•
Our AI Lab, which houses our AI-based R&D pipeline, has launched several products such as SORT® - our AI-based audience segmentation technology - which is now also available for CTV, dynamic audio ads technology WAVE, Dynamic Creative Optimization (DCO) and our in-ad AI Chatbot

•	The ability to monetize search traffic through our partnerships with search engines through innovative publisher-centric solutions and online quality control and monitoring systems.

The technology backbone behind our solutions is designed to connect brands with consumers via meaningful digital interactions and experiences. This is done through these key components:

a.	Perion One Platform

On February 3, 2025, we introduced Perion One, our unified multichannel platform strategy. Perion One is both an advanced technology framework and a strategic consolidation of Perion’s existing capabilities, designed to enhance the efficiency and effectiveness of our solutions. By integrating and reimagining multiple technologies, Perion One will allow a seamless, streamlined experience for both supply and demand-side customers, making it easier to access, explore, and optimize our products and services.

b.	Supply Management Technologies

The Supply Management set of technologies designed to facilitate relationships with our publishers by treating every impression in an optimal manner. Our platform is driven by business requirements and agreed upon monetary expectations, which in turn determine which ads are allowed, what prices are expected, and the allowable frequency. The optimization in our supply management platform is based on proprietary technology and our specific needs and use cases.

c.	Demand Management Technologies

The Demand Management set of technologies is designed to assist advertisers with campaign planning, design, and activation by providing data-driven recommendations aligned with their specific objectives. It suggests advertising channels, audience targeting strategies, and ad product mixes based on benchmarks and past campaign data. Once a plan is developed, the platform facilitates execution by relaying instructions to the campaign management system, incorporating parameters such as dates, volume levels, supply sources, and campaign goals.

d.	Analytics Layer

Our Analytics Layer provides information and performance metrics and insights for our customers for both pre and post campaign purposes. It reports all the required data, including total budget; the delivery of reach and impressions; engagement metrics, etc. The Analytics Layer supports our data driven operations, providing advertisers full visibility of KPIs on key processes while facilitating data and reporting in a self-service manner, with pre-built dashboards and reports as well as self-serve operational interfaces.

e.	Creative Platform

Perion’s DCO - high-impact Dynamic Creative Optimization Platform is a key component of our solutions. Our proprietary creative technology platform enables the automation of High Impact ad unit production across all formats (Display, Video, CTV and DOOH). Our consolidated technology workflow touches every aspect of campaign flow, including ad building, tag creation, creative optimizations & post-campaign performance. We learn, adjust, and continually iterate - allowing us to create engaging, high-performing user experiences that perform across all stages of the funnel. Available for use in fully managed campaigns or in programmatic channels, our platform delivers superior results for advertisers and agencies looking to take their creativity to the next level.

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

f.	AI Technologies

Our AI Technologies and machine learning bring deep intelligence to the various phases of campaigns: planning, activation and reporting, utilizing models built on top of our data platforms. Based on campaign-to-campaign learnings and complex problem solving methodologies, these technologies are leveraged to build products that generate better performance for our customers and improved efficiency by providing rules-based and budget optimizations. Among the products leveraging AI are our SORT cookieless solution, WAVE audio ads, and more products in the pipeline.

Our AI Technologies are also in use to improve the efficiency of the machinery powering the Supply and Demand Management Technologies. The efficiency gains result in a leaner technology footprint and lower costs without sacrificing performance, as well as benefits partners on both sides of transactions via SPO/DPO (Supply Path Optimization / Demand Path Optimization).

g.	Online Video Player

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

h.	Search Advertising Technology

The technology behind our search solution is composed of the following systems:

•
Publisher management system that provides publishers access to an online dashboard providing analytics and performance optimization tools, as well as reports that enable them to maximize their distribution and monetization.

•
Search demand management system that integrates and onboards demand vendors to our monetization products. The integration supports multiple vendors according to predefined configurations and rules, enabling various business models and offerings, and making it possible for Perion’s R&D team to innovate on the “search stack.”

•
Monetization products designed to deliver algorithmic search results concurrently with sponsored listings, both served for the same search queries. They can be operationalized in different ways, including the transmission of search queries to search engines, search Feed APIs operated on publishers’ domains and an enriched and optimized hosted search results page which offers an enhanced user experience.

•
AI technology, which powers our search solutions, optimizes the various phases of the funnel including intent detection and demand optimization to drive performance optimization and enhance the consumer experience.

Competition

The advertising technology industry is highly competitive. There are several digital media and advertising technology companies that offer services similar to our advertising solutions and compete for finite advertiser/agency budgets and publisher inventory. There are also several niche companies that compete with our advertising solutions, providing a subset of services similar to those we provide.

Among our competitors, both on the supply side and on the demand side, are companies that are not public such as Kargo, GumGum, and public companies such as The Trade Desk, Pubmatic, Nexxen, Magnite, Teads and others.

Some of our competitors, including Google, Meta, Amazon, and Microsoft, are significantly larger and possess greater financial and technological resources than we do. Microsoft serves as both a partner and a competitor, as Microsoft Bing generates organic traffic independently of our publisher network while also contributing to our search monetization efforts.

Beyond traditional search engines, we also face competition from alternative search solutions that allow consumers to discover content outside of conventional search engines. These include companies such as IAC, System1, and other emerging platforms that leverage AI-driven discovery tools, browser integrations, and contextual search models.

As we introduce new solutions, and as our competitors do the same, we may be subject to additional competition. Many of our current and potential competitors may have significantly greater financial, research and development, back-end analytical systems, manufacturing, and sales and marketing resources than we have. These competitors could potentially use their greater financial resources to acquire other companies to gain even further enhanced name recognition and market share, as well as to develop new technologies, enhanced systems and analytical capabilities, products or features that could effectively compete with our existing solutions, products and search services. Demand for our solutions, products and search services could be diminished by solutions, products, services and technologies offered by competitors, whether or not their solutions, products, services and technologies are equivalent or superior.

In addition, the launch of ChatGPT, along with the launch of other AI platforms such as Copilot, Gemini (formerly known as Bard) by Google, Claude by Anthropic, and Grok by X, are likely to result in the creation of tools that could increase competition in the advertising technology industry and lower barriers to entry.

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

Some components of our software products were developed solely by us. We license certain components of our software from third parties. We believe that the components we license are not material to the overall performance of our software and may be replaced without significant difficulty. We enter into licensing arrangements with third parties for the use of software components, graphic, sound and multimedia content integrated into our products.

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

Government Regulation

Our business is conducted through the internet and therefore, among other things, we are subject to the laws and regulations that apply to e-commerce and online businesses around the world. These laws and regulations are becoming more prevalent in the United States, Europe, Israel, Canada, and elsewhere and may impede the growth of the internet or otherwise adversely impact our services. These laws and regulations cover data protection, data privacy, cybersecurity, e-commerce, content, use of “cookies,” pricing, advertising, distribution of “spam,” copyright and other intellectual property, libel, marketing, distribution of products, protection of minors, consumer protection, accessibility, taxation, online payment services and more. Many areas of laws and regulations affecting the internet remain largely unsettled, even in areas where there has been some legislative or regulatory action.

In many cases, when we deliver an advertisement we are able to collect certain data, including personal data, about the content and placement of the ad, the relevancy of the ad to a user and the interaction of the user with the ad, such as whether the user viewed or clicked on the ad or watched a video. As we collect and aggregate data provided by billions of ad impressions and third-party providers, we analyze the data in order to measure and optimize the placement and delivery of our advertising inventory and provide cross-channel advertising capabilities. Our ability to collect, use, maintain and otherwise process such data is crucial.

We are subject to the data privacy laws and regulations of various jurisdictions, including the GDPR, the CCPA, the Israeli Privacy Law, the Canadian Privacy Law and the ePD. These laws and regulations generally impose stringent requirements such as transparency and user consent requirements and allow data subjects to request that we discontinue using certain data. In addition, some countries are considering or already enacted legislation requiring local storage and processing of data. Certain U.S. federal laws restrict online service providers’ collection of user information on minors. Non-compliance with such laws could result in enforcement actions, fines and reputational harm.

We voluntarily participate in industry self-regulatory bodies such as the NAI, IAB and the DAA, which promulgate best practices or codes of conduct addressing, among other things, data protection, data privacy, cybersecurity and the delivery of digital advertising.

We adopted privacy policies and practices to address privacy implications on our various business activities. As part of our compliance program, we regularly review our privacy policies and practices in light of evolving regulation.

An increasing number of U.S. states, such as California, Virginia, Connecticut, and Colorado, adopted and additional states are planning to adopt statutes concerning data protection which could affect us. If other states follow suit, it could lead to an increasingly varied and complex regulatory landscape, and result in materially increased costs. The interpretation of data protection, data privacy and cybersecurity laws and regulations, and their application to our business may, in certain cases, be interpreted and applied in conflicting and more restrictive ways and in a manner that is not consistent with our current data protection, data privacy and cybersecurity practices. The enactment of new proposed laws, and the interpretation of existing laws, adds complexity to our operations, and could result in material costs, and may restrict the growth and profitability of our business.

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

Recent Acquisitions

Acquisition of Hivestack

On December 11, 2023, Perion announced it has completed the acquisition of Hivestack Technologies Inc., a global innovative full-stack programmatic DOOH company.  The terms of the transaction included US $100 million in cash paid at closing and a 3-year employee retention and performance-based payment plan of up to US $25 million.

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

The following table sets forth our significant subsidiaries, all of which are 100% owned directly or indirectly by Perion Network Ltd.:

Name of Subsidiary	Place of Incorporation
Codefuel Ltd.	Israel
IncrediMail, Inc.	Delaware
Intercept Interactive, Inc.	New York
Vidazoo Ltd.	Israel
Hivestack Technologies Inc.	Canada

D.	PROPERTY, PLANTS AND EQUIPMENT

Our headquarters are located in Tel Aviv, Israel. As of December 31, 2024, we lease approximately 32,328 square feet, excluding office space which we currently sublease. The lease expires in April 2029, with an option to extend for two additional three-year and two-year periods, unless we issue a 270-day prior written notice to the contrary at our sole discretion. Annual net cost is approximately $1.6 million.

Our principal offices in the United States are located at the World Trade Center (WTC) in New York. As of December 31, 2024, we lease approximately 9,500 square feet, excluding office space which we currently sublease. The lease expires in December 2025 and the annual net cost is approximately $0.7 million.

Our principal offices in Canada are located in Montreal, Canada. As of December 31, 2024, we lease approximately 4,000 square feet. The lease expires in September 2025 with an option to extend for one additional two-year period. Annual net cost is approximately $0.1 million.

This excludes office spaces we currently sublease or short-term rent in co-working spaces.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated Financial Statements. In addition to historical financial information, the following discussion and analysis contains forward looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, including, without limitation, statements regarding the Company’s expectations, beliefs, intentions, or future strategies that are signified by the words “expects,” “anticipates,” ”intends,” “believes,” or similar language. These forward looking statements involve risks, uncertainties and assumptions. Our actual results and timing of selected events may differ materially from those anticipated in these forward looking statements as a result of many factors, including those discussed under Item 3.D. “Risk Factors” and elsewhere in this annual report.

For a discussion of our results of operations for the year ended December 31, 2022, including a year-to-year comparison between 2023 and 2022, and a discussion of our liquidity and capital resources for the year ended December 31, 2022, refer to Item 5. “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2023.

Company Overview

Perion is helping agencies, brands and retailers get better results with their marketing investments by providing advanced technology across all major digital channels. We are making digital advertising more effective by building solutions that continuously adapt to connect the dots between data, creative and channels.

Our headquarters are located in Israel and our primary research and development facilities are located in Israel, Canada and Europe. Our primary sales offices are located in the United States. We also have several sales and representative offices located in North America, APAC, and EMEA.

A.	OPERATING RESULTS

Components of Statements of Operations

The following describes the nature of our principal items of income and expense:

Revenue

We generate our revenue primarily from two major sources, advertising solutions and search advertising.

Advertising Solutions - we generate revenue from Advertising Solutions by delivering high-impact and standard ad formats across different channels including standard and high-impact display, social, CTV, digital audio and DOOH. In addition, we generate revenue by delivering Web Publisher Solutions and DOOH media owners solutions, such as Ad Servers, SSP and Header Bidder. Our diverse, technology-focused multi-channel set of solutions is designed to drive consumer engagement and high ROI for advertisers through high-impact ad formats. Our solutions include a content monetization platform that provides publishers with monetization tools across different channels, and a social platform that supports campaign management and media buying capabilities across all major social channels.

Search Advertising - we generate Search Advertising revenue from service agreements with our search partners. Search Advertising revenue is generated primarily from monthly transaction volume-based fees earned by us for making our applications available to online publishers and app developers on a revenue share basis relative to the revenue generated by such search partners.

Geographic Breakdown of Revenue

For the distribution of our total revenue, by geographic areas, see Note 18 to our consolidated financial statements.

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

Restructuring costs and other charges

Restructuring costs and other charges consist of the expenses incurred by the company in adjusting its operations and increase efficiency.

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

Income Tax Expense

A significant portion of our income is taxed in Israel and, as a result of previous acquisitions, in the United States. The standard corporate tax rate in Israel was 23% in 2023 and 2024. For our Israeli operations, starting  2017 and  through 2024, part of our subsidiaries elected to implement the “Preferred Technological Enterprise” benefits pursuant to an amendment to the taxation laws which went into effect in 2017, under which a tax rate of 12% is applied to a portion of our income which qualifies for the benefits. Any other income which does not qualify for special benefits is subject to the standard corporate tax rate. With respect to U.S. tax, we continue to utilize accumulated losses and other tax attributes. The federal statutory income tax rate in the United States has been 21% in 2023 and 2024. Other subsidiaries are taxed globally according to the tax laws in their respective countries of residence.

Comparison of Period to Period Results of Operations:

The following table sets forth our results of operations in dollars amounts and as a percentage of revenue for the periods indicated (in thousands of U.S. dollars):

	Year ended December 31,
	2023(1)		2024
	Amount	% of Revenue	Amount	% of Revenue
Revenue:
Advertising Solutions	$398,244	54%	$335,550	67%
Search Advertising	344,911	46	162,736	33

Total Revenue	743,155	100	498,286	100

Costs and Expenses:
Cost of revenue	37,853	5	46,643	10
Traffic acquisition costs and media buy	432,943	58	285,962	57
Research and development	33,880	5	36,655	78
Selling and marketing	59,341	8	68,497	14
General and administrative	32,062	4	38,697	8
Change in fair value of contingent consideration	18,694	3	1,541	0

Depreciation and amortization	14,092	2	16,434	3
Restructuring costs and other charges	-	-	6,895	1
Total Costs and Expenses	628,865	85	501,324	101

Income (loss) from Operations	114,290	15	(3,038)	(1)
Financial income, net	20,951	3	18,520	4

Income before Taxes on income	135,241	18	15,482	3
Taxes on income	20,278	3	2,868	1

Net Income	$114,963	15%	$12,614	3%
(1)
The Company recorded a correction of prior-period errors related to the share-based compensation expenses. See Note 2 of the Financial Statements for further information regarding such recording of a correction of prior-period errors.

Year Ended December 31, 2024 Compared to December 31, 2023

Advertising Solutions revenue. Advertising Solutions revenue decreased by 16%, from $398.2 in 2023 to $335.6 in 2024, accounting for 67% of revenue in 2024. This decrease was primarily due to a 61% decrease in Video revenue, partially offset by a $64.9 million increase in DOOH revenue and a 30% increase in CTV revenue to $43.6 million.

Search Advertising revenue. Search Advertising revenue decreased by 53%, from $344.9 in 2023 to $162.7 in 2024, accounting for 33% of revenue in 2024. The decrease was primarily due to decrease in average daily searches and the number of publishers we work with following the changes implemented by Microsoft Bing during 2024.

Cost of revenue. Cost of revenue increased by 23%, from $37.8 million, or 5% of revenue in 2023 to $46.6 million, or 10% of revenue in 2024.  The increase in cost of revenue was primarily as a result of increased headcount, hosting and data verification and targeting software expenses following the acquisition of Hivestack in December 2023.

Traffic acquisition costs and media buy.  TAC amounted to $286.0 million, or 57% of revenue, in 2024, compared with $432.9 million, or 58% of revenue, in 2023. The margin expansion was primarily due to changes in the product mix, focusing on more profitable solutions.

Research and development expenses. R&D increased by 8%, from $33.8 million, or 5% of revenue in 2023 to $36.7 million, or 78% of revenue in 2024. The increase was primarily as a result of increased headcount and employee-related costs following the acquisition of Hivestack in December 2023 and by an increase in stock-based compensation expenses in 2024.

Selling and marketing expenses. S&M expenses increased by 15%, from $59.3 million, or 8% of revenue in 2023 to $68.5 million, or 14% of revenue in 2024.  The increase was primarily as a result of increased headcount and employee-related costs following the acquisition of Hivestack in December 2023, as well as an increase in our marketing expenses and sales commissions.

General and administrative expenses. G&A increased by 21%, from $32.1 million, or 4% of revenue in 2023 to $38.7 million, or 8% of revenue in 2024. The increase was primarily as a result of increased headcount and employee-related costs following the acquisition of Hivestack in December 2023, as well as increase in rent and utilities as a result of our new headquarters, higher expenses for software and hardware relating to enhancement of our cyber security measures, and increased stock-based compensation.

Change in fair value of contingent consideration. Changes in fair value of contingent consideration in 2024 include a $1.5 million fair-value adjustment of the contingent consideration payable in respect to previous acquisition.

Depreciation and amortization. Depreciation and amortization expenses increased by 17%, from $14.1 million in 2023 to $16.4 million in 2024. The increase is primarily attributable to the amortization of the acquired intangible assets derived from Hivestack acquisition in December 2023.

Restructuring costs and other charges. Restructuring costs and other charges in 2024 include a $6.9 million in respect to our restructuring plan which was implemented during the year.

Financial Income (Expense), Net. Finance income decreased by $2.4 million from $20.9 million in 2023 to $18.5 million in 2024. The decrease was primarily resulting from exchange rate fluctuations.

Taxes on income. Taxes on income decreased from $20.3 million, or 3% of revenue in 2023 to $2.9 million, or 1% of revenue in 2024.  The decrease was primarily due to lower pre-tax income in 2023.

B.	LIQUIDITY AND CAPITAL RESOURCES

To date, we have financed our general capital expenditures with cash generated from operations, debt and equity offerings. To the extent we acquire new businesses, these acquisitions may be financed by any of, or a combination of, current cash on the balance sheet, cash generated from operations, debt or equity issuances.

As of December 31, 2024, we had $373.3 million in cash, cash equivalents, short-term deposits and marketable securities, compared to $472.7 million at December 31, 2023. The $99.4 million decrease is primarily result of $54.5 million net cash with connection to previous acquisition contingent consideration, and $46.9 million paid for the repurchase of shares. We believe that our current working capital and cash flow from operation, in addition to proceeds from our 2021 public offerings, are sufficient to meet our operating cash requirements for at least the next twelve months. Our cash requirements have principally been for working capital, capital expenditures and acquisitions.

The following table presents the major components of net cash flows for the periods presented (in thousands of U.S. dollars):

	Year ended December 31,
	2023	2024
Net cash provided by operating activities	$155,463	$6,939
Net cash provided by (used in) investing activities	(133,354)	62,602
Net cash used in financing activities	(10,823)	(100,914)
Effect of exchange rate changes on cash and cash equivalents	141)	(213)
Net increase (decrease) in cash and cash equivalents and restricted cash	$11,427	$(31,586)

Net cash provided by operating activities

In 2024, our operating activities provided cash in the amount of $6.9 million, primarily as result of income in the amount of $12.6 million, increased by stock-based compensation expenses of $27.2, depreciation and amortization of $16.4 million and restructuring costs of $6.9 million, offset by a net change of $49.2 million in operating assets and liabilities and $7.3 million change in payment obligation related to acquisitions.

In 2023, our operating activities provided cash in the amount of $155.5 million, primarily as result of income in the amount of $115.0 million, increased by non-cash expenses of change in payment obligation related to acquisitions of $19.3 million, stock-based compensation expenses of $18.0 depreciation and amortization of $14.1 million, offset by a net change of $3.2 million in operating assets and liabilities and $5.5 million change in accrued interest, net.

Net cash provided by (used in) investing activities

In 2024, our investing activities provided cash in the amount of $62.6 million cash, primarily due to $68.1 million proceeds from short-term deposits, net, offset by $6.8 million purchase of property plant and equipment.

In 2023, we used in our investing activities $133.4 million cash, primarily due to $101.9 million cash paid for the acquisition of Hivestack, net of cash acquired, $76.6 million purchase of marketable securities, net of sales, and $0.8 million purchase of property plant and equipment, offset by $46.0 proceeds from short-term deposits, net.

Net cash used in financing activities

In 2024, we used in our financing activities $100.9 million, primarily result of $54.5 million net cash with connection to previous acquisition contingent consideration, and $46.9 million paid for the repurchase of shares.

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

We conduct our research and development activities primarily in Israel, Europe and starting December 2023, in Canada. As of December 31, 2024, our research and development department included 135 employees and the services of additional 8 contractors through a third-party service providers. Research and development expenses were $33.9 million and $36.7 million in the years ended December 31, 2023 and 2024, respectively. We regard technology and innovation as core drivers of our culture and operations and are essential for our growth. Hence, we invest substantial resources in research and development, both in-house and through sub-contractors and collaborations with third parties, to develop new products and platform solutions, applications and services, improve our core technologies and enhance our technology infrastructure and capabilities. Our advanced technological solutions, which are applied throughout the consumer journey and marketing funnel, include capabilities that enabled us to achieve above industry average margins.

In 2024, our efforts were focused on adapting, extending and maintaining compatibility with the ever-changing business landscapes and automation of our platforms and operating systems, including the preparation for our strategy aimed to unify all businesses units, brands and technologies under the Perion brand and into one advanced platform named “Perion One”, which we announced on February 3, 2025.

For a discussion of our intellectual property and how we protect it, see “Business Overview—Intellectual Property” under Item 4.B. above.

D.	TREND INFORMATION

Industry trends are expected to affect our revenue, income from continuing operations, profitability and liquidity or capital resources:

The digital advertising environment is very crowded and consumers suffer from overexposure to advertising, which in turn has resulted in a certain level of blindness to these campaigns, decreasing their effectiveness and value to advertisers. To cut through the clutter, Perion is concentrating on offering multichannel technologies, creative capabilities and tools that help brands, agencies and retailers thereby increase the effectiveness of their ad campaigns and ultimately the value to advertisers.

The macroeconomic environment in 2024 presented both challenges and opportunities for advertisers, prompting a strategic reassessment of ad budgets. Amid economic uncertainty, fluctuating consumer confidence, and evolving regulatory pressures, advertisers prioritized performance-driven ad formats to maximize ROAS and engagement. This led to a shift in spending toward direct response platforms such as search advertising, as well as high-impact video and display formats, including CTV, retail media, social video (such as YouTube and short-form video) and AI-driven ad experiences. These investments aimed to drive measurable outcomes, enhance brand equity, and improve efficiency in a competitive landscape.

Through our business diversification strategy, Perion is uniquely positioned to adapt to these shifting trends, operating across multiple digital channels and leveraging AI-powered ad technologies to optimize performance. This agility allows Perion to swiftly reallocate resources and capitalize on areas of increased advertiser demand, ensuring that clients achieve maximum value and impact in a dynamic market environment.

Retail media is a fast-growing market segment, as retailers look to leverage the first-party data they manage to create advertising opportunities both on their consumer-facing websites and the open web. According to eMarketer, Retail media accounted for $52.3 billion in 2024, 13.2% of all digital ad spending in the U.S., and is expected to increase by 89% to $99 billion by 2028, or 18.7% of the U.S. digital ad spending. Perion’s Retail Media solutions provide a unique solution that enables personalized, dynamic solutions in Perion’s signature high-impact approach, which are highly coveted as grocers and other retailers shift from print advertising to digital solutions. Perion also offers retailers an “always on” solution, ensuring retailers consistent advertising that drives high brand awareness along ongoing performance campaigns on one hand, and generates a steady revenue stream for Perion along the year.

Advertisers and consumers are becoming increasingly aware of online privacy concerns, recognizing the importance of protecting user data and complying with evolving regulations—even as Google reverses its decision to phase out third-party cookies in Chrome. This heightened focus on privacy-first advertising is reflected in the growing adoption of Perion’s cookieless SORT® solution, as well as the continued development of alternative identity-free solutions by other ad tech companies.

Another key trend is the ongoing shift from linear TV to Connected TV (CTV). While traditional linear TV still commands a significant share of ad spending, CTV is rapidly gaining ground as advertisers reallocate budgets to digital, data-driven, and measurable video formats. According to eMarketer, CTV ad spending is projected to grow from $28.8 billion in 2024 to $46.9 billion in 2028, while linear TV ad spending is expected to decline by 24.4%, dropping from $59.7 billion to $45.1 billion over the same period. Perion’s CTV business continued to gain traction in 2024, growing by 30% year-over-year and representing 13% of its total Advertising Solutions revenue.

The digital advertising environment is complex and fragmented, making it increasingly difficult for advertisers to determine the difference between offerings. This is driving advertisers to look for a comprehensive and holistic solution and service provider. In addition, advertisers are looking for clean, safe and transparent solutions. Perion is working diligently to address these needs by providing robust, scalable and differentiated technologies and solutions across multiple channels and market verticals. Our solution offers a wide suite of services for advertising brands and agencies, from creative all the way through to analytic data collection and processing, which is also utilized through its in-demand programmatic capabilities. Our solutions include a technology platform for buying media on social and mobile platforms which helps optimize the money spent by agencies and advertisers. In turn, we also provide the publisher a solution for creating new advertising inventory and increasing their revenue.

Digital Out-of-Home (DOOH) advertising has rapidly evolved, transforming public spaces into dynamic, interactive environments that engage audiences with contextually relevant content. This shift from traditional static billboards to digital formats is driven by the integration of advanced technologies and data-driven strategies, enabling more targeted and measurable advertising campaigns. Programmatic DOOH (pDOOH) further enhances this landscape by automating the buying, placement, and optimization of ads in real-time, resulting in efficient spending and detailed analytics on audience engagement.

The industry’s growth trajectory is notable, with global DOOH ad spending projected to increase from $17.3 billion in 2024 to $26.5 billion by 2030, reflecting 53.3% growth. In the U.S., eMarketer anticipates an increase from $3.2 billion in 2024 to $4.5 billion by 2028. This expansion is fueled by several key trends, including the rise of immersive, AI-driven experiences, deeper digital integration, and the development of advanced measurement tools that provide more nuanced metrics. Additionally, there is a growing emphasis on creating authentic, real-world connections with consumers, as they seek meaningful engagements beyond digital interactions. The growing adoption of DOOH within Retail Media advertising further supports the growth of the DOOH advertising channel.

Perion’s acquisition of Hivestack, a programmatic DOOH technology innovator since 2017, positions the company to capitalize on this anticipated growth. By integrating Hivestack’s capabilities, Perion offers a comprehensive pDOOH platform that includes tools for campaign planning, delivery, and measurement, enhancing the effectiveness and return on investment for advertisers.

Overall, the DOOH industry is experiencing a significant transformation, embracing technological advancements and data-centric approaches to deliver more engaging and effective advertising solutions.

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

In the first quarter of 2024, we experienced a decline in our search advertising activity, attributable to changes in advertising pricing and mechanisms implemented by Microsoft in its search distribution marketplace. These adjustments led to a reduction in Revenue Per Thousand Impressions (RPM) for both Perion and other Microsoft distribution partners. In the second quarter of 2024, we experienced an additional decline in our search advertising activity attributable to Microsoft’s exclusion of a number of publishers from its search distribution marketplace. The agreement with Microsoft Bing ended on December 31, 2024 and was not renewed. However, under the agreement terms, it entered a tail period in 2025. For additional information see also the Risk Factor titled - “Our search advertising solution depends heavily upon revenue generated from our agreement with Microsoft, and any adverse change in that agreement could adversely affect our business, financial condition and results of operations.”

As the search landscape continues to evolve—driven by advancements in AI-powered search experiences, voice search, and personalized content recommendations—the competitive environment remains dynamic. The fast adoption of ChatGPT and other AI search tools underscores the growing demand for AI-enhanced search capabilities that offer more contextual, intuitive, and personalized experiences. As AI models continue to advance, they are expected to revolutionize search functionality by delivering more precise, conversational, and user-centric search results. This evolution could fundamentally alter traditional search behaviors, impact ad placement strategies, and redefine user expectations for online discovery.

Since the launch of Microsoft’s ChatGPT, other companies were quick to introduce their own Generative AI platforms such as Gemini (formerly known as Bard) by Google, Claude by Anthropic and Grok by X. This is likely to result in the creation of tools that could increase competition in the advertising technology industry and lower barriers to entry.

In the past few years, browser companies, particularly Google and Microsoft, have implemented policy changes, regulations, and technologies that increasingly restrict the ability to modify browser settings, even with user consent. This includes limiting changes to default search settings, a key component of the Company’s monetization model. While we have thus far navigated these challenges within the constraints set by these companies, the evolving landscape poses increasing difficulties. The growing influence of AI in search, coupled with the control exerted by Google’s Chrome and Microsoft’s Edge, is further constraining competition and reducing opportunities for independent search partners. Given these shifts, we anticipate increased pressure on our ability to sustain prior revenue levels and profitability.

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

The Company generates revenue primarily from two major sources, Advertising Solutions and Search Advertising. The Company evaluates whether Search Advertising revenue and Advertising Solutions revenue should be presented on a gross basis, which is the amount that a customer pays for the service, or on a net basis, which is the amount of the customer payment less amounts the Company pays to publishers. In making that evaluation, the Company considers whether it controls the promised good or service before transferring that good or service to the customer. The Company considers indicators such as whether the Company is the primary obligor in the arrangement and assumes risks and rewards as a principal or an agent, whether it changes the products or performs part of the service, whether the Company has discretion in establishing prices and whether it controls the underlying advertising space. The evaluation of these factors is subject to significant judgment and subjectivity.  Generally, in cases in which the Company controls the specified good or service before it is transferred to a customer, revenue is recorded on a gross basis.

Stock-Based Compensation

The Company accounts for share-based compensation under ASC 718, “Compensation - Stock Compensation”, which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees, contractors and directors. ASC 718 requires companies to estimate the fair value of equity-based awards on the date of grant, using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated statement of income. The Company estimates forfeitures at the time of grant, and revised if necessary in subsequent periods, if actual forfeitures differ from those estimates.

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

Total stock-based compensation expense recorded during 2024 was $27.2 million, of which $2.4 million was included in cost of revenue, $5.8 million in research and development expenses, $9.6 million in selling and marketing expenses, and $9.4 million in general and administrative expenses.

As of December 31, 2024, the maximum total compensation cost related to options and RSU’s, granted to employees and directors not yet recognized amounted to $13.5 million. This cost is expected to be recognized over a weighted average period of 1.46 years.

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

Accounting for tax positions requires judgments, including estimating reserves for potential uncertainties. We also assess our ability to utilize tax attributes, including those in the form of carry forwards for which the benefits have already been reflected in the financial statements. We record valuation allowances for deferred tax assets that we believe are not more likely than not to be realized in future periods. While we believe the resulting tax balances as of December 31, 2024 are appropriately accounted for, the ultimate outcome of such matters could result in favorable or unfavorable adjustments to our consolidated financial statements and such adjustments could be material. See Note 15 of the Financial Statements for further information regarding income taxes. We have filed or are in the process of filing local and foreign tax returns that are subject to audit by the respective tax authorities. The amount of income tax we pay is subject to ongoing audits by the tax authorities, which often result in proposed assessments. We believe that we adequately provided for any reasonably foreseeable outcomes related to tax audits and settlement. However, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved, audits are closed or when statutes of limitation on potential assessments expire.

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

For the years ended December 31, 2023 and 2024, no impairment losses were recorded.

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

For the years ended December 31, 2023 and 2024, no impairment of long-lived assets was recorded.

Recent Accounting Standards

For a discussion of other significant accounting policies used in the preparation of our financial statements and recent accounting pronouncements, see Note 2 to our consolidated financial statements contained elsewhere in this Annual Report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our executive officers and directors as of March 5, 2025:

Name	Age	Position
Eyal Kaplan*(1)(2)	65	Chairman of the Board of Directors
Tal Jacobson	50	Chief Executive Officer; Director
Maoz Sigron	47	Chief Operating Officer
Elad Tzubery	41	Chief Financial Officer
Stephen Yap	49	Chief Revenue Officer
Michal Drayman*(1)(4)	52	Director
Amir Guy*(1)(3)	55	Director
Joy Marcus*(2)(3)(4)	63	Director
Rami Schwartz*(4)	67	Director
Michael Vorhaus*(2)(3)	67	Director

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

Eyal Kaplan has served as the chairperson of the board of directors of the Company since May 2018. He is also the chairperson of Medial Earlysign, a privately held company in the healthcare technology field, since 2020 and a board member at CUBEC Investment Corporation, a privately held company owned by the University of Colorado at Boulder since 2021. Mr. Kaplan is also engaged in advisory and consulting, focusing on growth-through-innovation and corporate strategies. Prior to that, he was Managing General Partner with Walden Israel, a venture capital firm, during which time he was Director and chairperson of numerous portfolio companies. In 1990 he co-founded Geotek Communications, an international Nasdaq traded wireless communications company, and served as senior vice president with broad strategic, managerial and operational responsibilities until 1995. Mr. Kaplan was a member of the Technion (Israel Institute of Technology) Council (executive board) from January 2014 until September 2023, serving the maximum allowed term, where he chaired the Finance and Budget Committee. He currently serves as the chairman of the Technion’s Endowment Investment Committee. Since 2012 he has been a member of the Technion Board of Governors, a body of some 300 high-profile visionaries and decision makers with outstanding achievements in the fields of science, technology, economy, industry, culture and society. From 2007 to 2012, Mr. Kaplan was a member of the Advisory Committee of Caesarea Center for Capital Markets & Risk Management, and from 2005 to 2014, he was a member of the Advisory Committee of the Global Consulting Practicum at the Wharton School of the University of Pennsylvania. Mr. Kaplan holds an MBA from the Wharton School of the University of Pennsylvania, a Master of Arts in International Studies from the Lauder Institute of the University of Pennsylvania, and a Bachelor of Science (with Honors) in economics and management from the Technion - Israel Institute of Technology.

Tal Jacobson has been a leader and executive in the ad-tech industry for more than two decades. Prior to his appointment as Perion’s CEO in 2023, Tal served as General Manager of CodeFuel, Perion’s Search Advertising unit, since 2018. During his tenure, he turned CodeFuel into a significant driver of Perion’s market share and valuation. He also cemented a strategic relationship with Microsoft for which the company won the Microsoft Advertising Global supply partner award. Tal’s success is rooted in his extensive experience in all facets of the tech industry. As Chief Revenue Officer of SimilarWeb, he was paramount to the Israeli unicorn growth spurt in its early days. Prior to that, he held the position of VP of Business at McCann Erickson, the role of CEO at the video collaboration platform Watchitoo, and Director of Business Development at AOL (as part of the IM division - ICQ).

Maoz Sigron  has served as our Chief Operating Officer since August 2024. Prior to that, Mr. Sigron served as our Chief Financial Officer from February 2018 until July 2024, and as our VP Finance from September 2017 until February 2018. Previously, he served in various finance leadership and senior accounting positions at Tnuva Dairy Corporation, Allot Communications Ltd. (Nasdaq:ALLT) and Stratasys Ltd. (Nasdaq:SSYS) and prior to that he served as a CPA at Kesselman & Kesselman, member of PricewaterhouseCoopers International. Mr. Sigron holds a B.A in Accounting and Economics from the College of Management, Israel.

Elad Tzubery has served as our Chief Financial Officer since August 2024. Prior to that, Mr. Tzubery served as our SVP Finance from July 2023 until August 2024 and as our VP Finance from December 2020 until July 2023. Perior to that, Mr. Tzubery served as our Senior Director of Finance from June 2018 until November 2020. Prior to that, he served as corporate controller at Allot Communications Ltd. (Nasdaq:ALLT), and prior to that he served as a CPA at Kost Forer Gabbay & Kasierer, a member of EY Global. Mr. Tzubery holds a BA in Accounting and Business Administration from the College of Management, Israel.

Stephen Yap has served as our Chief Revenue Officer since February 2025. Prior to that, Mr. Yap held several positions at Google. From July 2023 to February 2025, he served as the Head of Americas for the Google Marketing Platform, and prior to that, from January 2018 through July 2023, he was the Managing Director of Retail - Google Marketing Platform, overseeing Google’s data and technology solutions for retail and commerce in the Americas. In this role, he helped marketers advance digital maturity and transform their businesses by leveraging Google’s industry-leading technology platforms, including Display & Video 360, Campaign Manager, Search Ads 360, Google Analytics, and other cloud-based analytics tools. Prior to that, Mr. Yap held several key positions at Google, including as the Head of Global Emerging Products and Markets, where, among other things, he led the launch and commercialization of Google Analytics Premium (GA360) and oversaw the global sales of Google Tag Manager, Audience Center, and Data Studio. Mr. Yap is a member of the Boston College Alumni Group, the Boston Interactive Marketing Association, and the Web Analytics Association. He was the founder of Google’s Asians in Business in the Americas and served as a member of Alphabet’s Asian Leadership Group and as Executive Sponsor of the Filipino Googler Network. Mr. Yap holds a BA in Psychology from Boston College, Massachusetts.

Michal Drayman has served as a director of the Company since June 2022. Ms. Drayman serves as a director and member of the audit and compensation committee of Meshek Energy-Renewable energy Ltd (Tel Aviv: MSKE) since October 2024  and serves on the boards of several privately held companies including Able TX Ltd. and MetzerPlast. Ms. Drayman served as a director and member of the audit and compensation committee of Ree Automotive Ltd. (Nasdaq:REE) from April 2023 to March 2025. A long standing investor who served as a partner in Jerusalem Venture Partners VC since 2014 to September 2023 and a CFO and VP business development at European High Tech Capital, a privately held investment firm which is focused on healthcare investments. Prior to that from 2001 to 2004 Ms. Drayman served as the VP Finance America of Lumenis Inc. From 1994 to 2001, Ms. Drayman served in different financial positions in Lumenis Ltd. (previously, Nasdaq:LMNS). Ms. Drayman holds a BA in Economics and Accounting from Haifa University and an MBA in excellence from The College of Management, Rishon Letzion, Israel, Biomedical Management Track.

Amir Guy has served as a director of the Company since June 2022. Mr. Guy spent more than 27 years in the advertising industry, both in corporate and entrepreneurial settings. Mr. Guy is the founder of Moonshoot since October 2023. Mr. Guy was the founder of togetherr (a Fiverr company) and served as its CEO from March 2021 through 2022. Mr. Guy served as Adler-Chomski Group’s / Grey Israel’s co-CEO and equity partner from February 2005 through January 2021. Prior to joining Adler-Chomski Group, Mr. Guy served in various account management roles, including Wunderman Thompson LLC and other private advertising companies. Mr. Guy holds a B.B.A in marketing and finance from the College of Management in Israel and an MBA from the Kellogg School of Management at Northwestern University.

Joy Marcus has served as a director of the Company since November 2019. Ms. Marcus has a wealth of experience in the media industry, including as EVP and GM Digital Video at Condé Nast Entertainment, CEO of Bloglovin’ (acquired by Impact), SVP Global Marketing Solutions at Time Warner (now WarnerDiscovery), VP International at MTV Networks, a division of Viacom (now Paramount), GM North America of Daily Motion (acquired by Orange/France Telecom) and VP Business Development at B&N.com. She is a member of the board of directors of privately held BBC Maestro, Muso and Qwire, which operate in the digital media industry and the nonprofits New York Tech Alliance and MOUSE. Ms. Marcus is the Co-Founder and General Partner of The 98, a venture fund that invests in women-led technology businesses. Ms. Marcus is a full time Lecturer at the Keller Center of Entrepreneurship at Princeton University and previously served as the James Wei Visiting Professor in Entrepreneurship from February 2014 through May 2014. Ms. Marcus holds an A.B. (Magna Cum Laude, Phi Beta Kappa), from Princeton University, a J.D. from New York University School of Law, and completed the management course in Finance & Accounting at the Columbia University Graduate School of Business.

Rami Schwartz has served as a director of the Company since January 2019. Mr. Schwartz joined The Portland Trust as Managing Director of the Tel Aviv office in April 2018. Mr. Schwartz also serves as a director of Radcom (NASDAQ: RDCM) and an advisory board member of Algosec. Previously, Mr. Schwartz was the President of the Amdocs Products and Amdocs Delivery groups from November 2010 through December 2017. Prior to joining Amdocs, Mr. Schwartz was the chairperson of Olive Software (acquired by ESW Capital), and Comply (acquired by Qualitest), as the co-founder and as the CEO of Zizio and DigiHOO, as an “entrepreneur in residence” at the Cedar Fund. In addition, Mr. Schwartz served as the CEO and director of Exanet (acquired by Dell) and General Manager of Precise Software (acquired by Veritas software). Mr. Schwartz holds a B.Sc. in excellence, in Mathematics and Computer Science from the Hebrew University in Jerusalem.

Michael Vorhaus has served as a director of the Company since April 2015. Mr. Vorhaus also serves as a Director of Ionik (formerly known as Popreach) (TSXV:INIK). Mr. Vorhaus founded Vorhaus Advisors in December 2018 and serves as its CEO since its inception. From 1994 to November 2018, Mr. Vorhaus held a variety of positions at of Frank N. Magid Associates, Inc. (Magid Associates), a research-based strategic consulting firm. Mr. Vorhaus served as the President of Magid Advisor a unit of Magid Associates, from 2008 through 2018, and as Magid Associates’ Senior Vice President and Managing Director, from 1994 through 2008. From 2013 to 2014, Mr. Vorhaus served as a director of Grow Mobile Inc. In 1987, he founded Vorhaus Investments. Mr. Vorhaus routinely advises start-ups and venture capital firms. Mr. Vorhaus has invested a wide variety of early stage companies primarily in the media and related industries. Mr. Vorhaus formerly served as a director of Altimar Acquisitions Corporation I, II and III. Mr. Vorhaus holds a B.A. in Psychology from Wesleyan University and completed the Management Development Program at the University of California, Berkeley’s Haas School of Business.

There are no family relationships between any of our directors or executive officers.

B.	COMPENSATION

The aggregate direct compensation we paid to our directors and officers as a group (13 persons) for the year ended December 31, 2024, was approximately $8.0 million, which included approximately $0.34 million that was set aside or accrued to provide for pension, retirement, severance, or similar benefits. This amount includes bonuses paid to our officers pursuant to our executive bonus plan based on company performance measures, in accordance with our Compensation Policy. This amount does not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses, and other benefits commonly reimbursed or paid by companies in Israel. In addition, our directors are reimbursed for expenses incurred in order to attend board of directors or committee meetings.

In the year ended December 31, 2024, we granted our directors and officers in the aggregate (i) 462,592 restricted share units (“RSUs”), which vest over a three-year period; and (ii) 418,000 performance-based share units (“PSUs”), linked to certain financial KPI’s. These awards were granted under our 2013 Equity Incentive Plan, as amended, formerly known as the 2003 Israeli Share Option Plan.

In 2024, we paid each of our non-executive directors an annual fee of $62,500. At the annual general meeting of our shareholders held on September 30, 2024, or the 2024 AGM, our shareholders approved an amendment of the equity-based compensation terms of our non-executive directors (other than our chairperson of the Board), with a variable value based on the role held by each such member of the board of directors. Accordingly, effective as of October 1, 2024, each non-executive director was granted an annual RSU grant according to his or her role, with a value as follows:

•	chairperson of our Audit Committee: $177,500;
•	chairperson of our Compensation Committee: $175,000;
•	chairperson of our Nominating and Governance Committee: $172,500; and
•	other non-executive directors: $165,000.

The compensation we paid to our chairman of the board of directors, Mr. Kaplan, for the year ended December 31, 2024, was $125,000, as approved by our shareholders on June 30, 2022, paid in four quarterly payments and reimbursement of out-of-pocket expenses incurred in connection with Mr. Kaplan’s services as chairman. Mr. Kaplan is also entitled to indemnification and liability insurance as provided to other members of the board of directors. Mr. Kaplan’s services agreement also includes customary non-disclosure, non-compete, and ownership assignment of intellectual property undertakings.

At the 2024 AGM, our shareholders approved an amendment to the terms of the equity-based compensation paid to Mr. Eyal Kaplan, in his capacity as the chairperson of our Board, setting his annual compensation at $270,000 per vesting annum, effective as of October 1, 2024. The RSUs shall vest on a quarterly basis, in equal tranches, during the year following the grant. All unvested RSUs held by a chairperson in office will automatically vest upon a Change of Control event (as defined below).

In addition, following the approval of the annual general meeting of our shareholders held on February 6, 2020, and subject to the continued engagement as our chairman of the board of directors, Mr. Kaplan was granted a one-time grant of options to purchase 90,000 Ordinary Shares with a 3-year vesting schedule (the options vest quarterly in equal tranches over a three-year period), which commenced on May 9, 2021, at an exercise price of $6.56 per share. The fair market value per vesting annum of these options and an additional grant was deducted from the annual grants of RSUs awarded to Mr. Kaplan until they were fully vested. At the 2024 AGM, the exercise period of the unexercised options, comprising 50,000 options as of such date, was extended through February 6, 2028.

 The shareholders also approved a mechanism aimed to align the date of the grant to all directors as of January 1 of each year regardless of the date on which they joined the Board. Incumbent directors will be awarded the grant less the value of vesting of the previous grant in the applicable year. The foregoing mechanism shall also apply, mutatis mutandis, in case we appoint a new chairperson to one of our Board committees. Newly appointed or elected directors will receive a pro-rated portion of the equity award as of the date of such individual’s appointment or election, and follow-up grants on January 1 of each subsequent year. The RSUs vest on a quarterly basis, in equal tranches, during the year following the grant. As an exception to the foregoing, the first annual grant of RSUs to be granted to a person upon his or her appointment as a director of the Company for the first time following the 2024 AGM will vest at the first anniversary of the grant date. All unvested RSUs held by a director in office will automatically vest upon a change of control of the company, which is defined for this purpose as (i) a merger, acquisition, or reorganization of the company with one or more other entities in which the company is not the surviving entity, (ii) a sale of all or substantially all of the assets of the company, or (iii) a transaction or a series of related transactions as a result of which more than 50% of the outstanding shares or the voting rights of the company are beneficially owned by one person or group (as defined in the SEC rules) (the “Change of Control”).

The table below reflects the compensation granted to our five most highly compensated office holders during or with respect to the year ended December 31, 2024. We refer to the individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table below, “compensation” includes salary cost, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to the Company, as recognized in our financial statements for the year ended December 31, 2024, including the compensation paid to such Covered Executive following the end of the year in respect of services provided during the year. Each of the Covered Executives was covered by our D&O liability insurance policy and was entitled to indemnification and exculpation in accordance with applicable law and our articles of association. All numbers below are in US Dollars in thousands.

Name and Principal Position (1)	Salary Cost(2)	Bonus(3)	Equity-Based Compensation(4)	Total
Tal Jacobson, Chief Executive Officer	564	255	1,736	2,555
Maoz Sigron, Chief Operating Officer; former Chief Financial Officer (5)	438	170	1,251	1,859
Daniel E. Aks, former President, Undertone Business Unit	570	207	464	1,241
Elad Tzubery, Chief Financial Officer (6)	326	122	241	688
Eyal Kaplan, Chairman of the Board of Directors	125	0	180	305

(1) Unless otherwise indicated herein and excluding Mr. Eyal Kaplan, all Covered Executives are employed on a full-time (100%) basis.

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

(4) Represents the equity-based compensation expenses recorded in our consolidated financial statements for the year ended December 31, 2024. Such numbers are based on the RSU grant date fair value in accordance with accounting guidance for equity-based compensation and does not necessarily reflect the cash proceeds to be received by the applicable officer upon the vesting and sale of the underlying shares. For a discussion of the assumptions used in reaching this valuation, see Note 2 to our Financial Statements.

(5) Mr. Sigron’s Salary Cost includes an amount of $94,025 remunerated by National Security Institution (the “NII”) for the time he served on reserve duty during 2024.

(6) Mr. Tzubery was appointed as our Chief Financial Officer effective as of August 1, 2024. Mr. Tzubery’s Salary Cost set forth in the table above, reflects his Salary Cost solely as our Chief Financial Officer.

 Compensation Terms of our Chief Executive Officer

Tal Jacobson was appointed as our Chief Executive Officer effective August 1, 2023. His compensation terms as Chief Executive Officer were approved by the shareholders at the 2024 AGM. The following is a summary of his compensation terms, which are consistent with the Company’s Compensation Policy.

At the 2024 AGM, our shareholders approved increasing Mr. Jacobson’s annual base salary to NIS 1,800,000 (equivalent to approximately 491,803 USD) effective August 1, 2024. Mr. Jacobson is eligible for a target annual cash bonus of up to 100% of his annual base salary, or 150% in case of overachievement, based on a performance matrix pre-approved annually by our Compensation Committee and Board. The bonus also includes a discretionary component, not based on measurable performance indexes. In addition, our Compensation Committee and the Board are authorized to grant Mr. Jacobson, from time to time, a special bonus as set out in, and subject to the terms of, our Compensation Policy.

In addition, Mr. Jacobson was previously granted 90,000 RSUs and 90,000 PSUs as of February 7, 2023 (the “2023 CEO Grant”). The RSUs under the 2023 CEO Grant shall vest over three years with a 12-month cliff; one-third vests on the first anniversary of the grant date, and the balance vests quarterly over the next eight quarters. The PSUs under the 2023 CEO Grant are subject to the Company meeting revenue and Adjusted EBITDA targets as determined by our Compensation Committee and Board. No PSUs vest if either revenue or Adjusted EBITDA targets are below 80%.

Furthermore, Mr. Jacobson was granted 250,000 RSU and 250,000 PSUs as of July 30, 2024 (the “2024 CEO Grant”). The RSUs under the 2024 CEO Grant vest over three years with a 12-month cliff; one-third vests on the first anniversary of the grant date, and the balance vests quarterly over the next eight quarters. The PSUs under the 2024 CEO Grant are subject to achievement of certain business and performance related measurable criteria as determined by our Compensation Committee and Board. These performance criteria are split equally: 50% are based on revenue and EBITDA targets for 2024, 2025 and 2026,and 50% are based on appreciation in the Company’s share price.

The vesting of the PSUs under the CEO Grants is calculated based on the average performance levels of actual revenue and Adjusted EBITDA. The maximum vesting of all granted PSUs is capped at 100%. All granted PSUs  will not vest before the first anniversary of the grant date. The RSUs and all granted PSUs are subject to vesting acceleration provisions in the event of a change in control of the Company, provided that the Mr. Jacobson is still employed by the Company or any of its subsidiaries, as the case may be.

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

Mr. Jacobson’s employment agreement includes non-solicitation, confidentiality, intellectual property assignment, insurance plan participation, expense reimbursement, and 28 annual vacation days. The employment agreement is for an indefinite period and may be terminated by either party with a 6-month advance notice. Mr. Jacobson's performance-based compensation is subject to our clawback policy.

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

As of March 5, 2025, our board of directors consists of seven directors. Our directors are elected in three staggered classes by the vote of a majority of the ordinary shares present and entitled to vote at meetings of our shareholders at which directors are elected. The members of only one staggered class will be elected at each annual meeting for a three-year term, so that the regular term of only one class of directors expires annually. Our annual meeting of shareholders is required to be held at least once during every calendar year and not more than fifteen months after the last preceding meeting.

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

Audit Committee

Our audit committee (the “Audit Committee”) is comprised of Ms. Michal Drayman (chairperson), Ms. Joy Marcus and Mr. Rami Schwartz, and operates pursuant to a written charter.

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

Our Audit Committee is authorized to, among other things, oversee data privacy and data collection compliance.

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

Our Compensation Committee is authorized to, among other things, review, approve and recommend to our board of directors base salaries, incentive bonuses, including the specific goals and amounts, stock option grants, employment agreements, and any other benefits, compensation or arrangements of our executive officers and directors. In addition, our Compensation Committee is required to propose for shareholder approval by a special majority, a compensation policy governing the compensation of office holders based on specified criteria, to review, from time to time, modifications to the said compensation policy and examine its implementation, and to approve the actual compensation terms of office holders prior to approval thereof by the board of directors. Our shareholders adopted a new Compensation Policy for Directors and Officers on June 30, 2022, which was amended at the annual general meeting of shareholders held on September 30, 2024. Our Compensation Committee also oversees the administration of our equity incentive plans.

Investment Committee

Our investment committee (the “Investment Committee”) is comprised of Mr. Eyal Kaplan (chairperson), Ms. Michal Drayman and Mr. Amir Guy. The Investment Committee is responsible for formulating the overall investment policies of the Company, and establishing investment guidelines in furtherance of those policies. The Committee monitors the management of the portfolio for compliance with the investment policies and guidelines and for meeting performance objectives over time as well as assist the board of directors in fulfilling its oversight responsibility for the investment of assets of the company.

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

Internal Auditor

Under the Companies Law, the board of directors of a public company must appoint an internal auditor nominated based on the audit committee’s recommendation. The role of the internal auditor is to examine whether a company’s actions comply with the law and proper business procedure. The internal auditor may be an employee of the company employed specifically to perform internal audit functions but may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of the company’s independent accounting firm or its representative. The Companies Law defines an interested party as a substantial shareholder of 5% or more of the shares or voting rights of a company, any person or entity that has the right to nominate or appoint at least one director or the general manager of the company or any person who serves as a director or as the general manager of a company. The internal auditor’s term of office shall not be terminated without his or her consent, nor shall he or she be suspended from such position unless the board of directors has so resolved after hearing the opinion of the audit committee and after giving the internal auditor a reasonable opportunity to present his or her position to the board and to the audit committee. Our internal auditor is Ms. Tali Yaron, CPA, of Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu.

D.	EMPLOYEES

The breakdown of our employees, by department, as of the end of each of the past three fiscal years is as follows:

	December 31,
	2022	2023	2024
Cost of sales	91	129	152
Research and development	121	158	135
Selling and marketing	150	170	136
General and administration	78	104	105
Total	440	561	528

As of December 31, 2024, we had 528 employees globally, from whom 186 were located in Israel, 169 were located in the United States, 110 were located in Canada, 40 were located in Europe and 23 of our employees were located across APAC. As of December 31, 2024, we also engaged the services of 126 contractors in different locations through a third-party service organization.

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

Israeli law generally requires the payment of severance by employers upon the retirement or death of an employee or upon termination of employment by the employer or, in certain circumstances, by the employee. Substantially all of our agreements with employees in Israel contain an arrangement made in accordance with Section 14 of the Severance Pay Law, 5723-1963 (“Section 14”), where our contributions for severance pay are paid in lieu of any severance liability. Upon termination of employment, for any reason, and subject to contribution of the employee’s entire monthly salary as of the commencement date of his/her employment, and release of the policy to the employee, no additional severance payments are required to be made by us to the employee. Additionally, the related obligation and amounts deposited pursuant to such obligation are not stated on the balance sheet, as we are legally released from any obligation to employees once the deposit amounts have been paid.

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

Our U.S. subsidiaries sponsor a retirement plan for eligible employees. Their 401(k) Plan allows eligible employees to defer compensation up to the maximum amount allowed under the current Internal Revenue Code. Our U.S. subsidiaries may make discretionary employer matching contributions to the 401(k) Plan to match employees’ elective deferrals subject to certain non-discrimination requirements under the Internal Revenue Code. This matching contribution is made for all eligible employees who elected to make salary deferral contributions into the plan. In addition to 401(k) Plan, our U.S. subsidiaries provide healthcare and life insurance coverage to all eligible employees.

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

Security Ownership of Directors and Executive Officers

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of March 5, 2025, by all of our directors and executive officers as a group and by each officer and director who beneficially owns 1% or more of our outstanding ordinary shares.

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

Except as indicated in the footnotes to this table, each officer and director in the table has sole voting and investment power for the shares shown as beneficially owned by them. Percentage ownership is based on 45,037,180 ordinary shares outstanding as of March 5, 2025 (such amount excludes 115,339 ordinary shares held by the Company).

Name	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Outstanding
All directors and officers as a group (10 persons) (1)	280,016	0.62%

(1)	Includes 103,252 RSUs and options to purchase ordinary shares that are vested or will vest within 60 days of March 5, 2025.

Share Option Plans

2013 Incentive Plan

Our 2013 Equity Incentive Plan, or the 2013 Plan, was initially adopted in 2003, providing certain tax benefits in connection with stock-based compensation under the tax laws of Israel and potentially the United States. On November 8, 2022, our board of directors approved extending the term of the 2013 Incentive Plan for an additional period of two years, which expired on December 9, 2024. The 2013 Plan provided for the grant of equity-based compensation to our employees, directors, office holders, service providers, and consultants.

We no longer grant any awards under the 2013 Plan as it was superseded by our 2024 Share Incentive Plan, although previously granted awards remain outstanding. Ordinary shares subject to outstanding equity awards granted under the 2013 Plan that expire or become un-exercisable without having been exercised in full will become available again for future grant under the 2024 Plan (as defined below). As of December 31, 2024, a total of 250,710 options to purchase ordinary shares were outstanding under the 2013 Plan, with a weighted average exercise price of $6.07 per share, and 3,990,413 restricted share units were outstanding under the 2013 Plan. Our board of directors, or a duly authorized committee of our board of directors, administers the 2013 Plan.

2024 Share Incentive Plan

On November 19, 2024, our board of directors approved the adoption of the 2024 Share Incentive Plan, or the 2024 Plan.

We maintain the 2024 Plan, under which we may grant equity-based incentive awards, to attract, motivate, and retain the talent for which we compete. The 2024 Plan is administered by our board of directors, or a duly authorized committee of our board of directors and provides for the grant of stock options (including incentive stock options and nonqualified stock options), ordinary shares, restricted shares, restricted share units, and other share-based awards.

The maximum number of ordinary shares available for issuance under the 2024 Plan is equal to the sum of (i) 250,000 shares, (ii) any shares subject to awards under the 2013 Plan which will expire or become un-exercisable without having been exercised, and (iii) such additional number of shares as determined by our board of directors in the future, if so determined, subject to the availability of unissued registered share capital; provided, however, that no more than 200,000 shares may be issued upon the exercise of incentive stock options. As of December 31, 2024, no restricted share units were outstanding and 400,921 ordinary shares were available for future issuance under the 2024 Plan.

The 2024 Plan provides for granting awards under various tax regimes, including, without limitation, in compliance with Section 102 of the Israeli Income Tax Ordinance (New Version), 5721-1961, or the Ordinance, and Section 3(i) of the Ordinance and for awards granted to our United States employees or service providers, including those who are deemed to be residents of the United States for tax purposes, Section 422 of the Internal Revenue Code of 1986, as amended, or the Code, and Section 409A of the Code.

Section 102 of the Ordinance allows employees, directors, and officers who are not controlling shareholders and are considered Israeli residents to receive favorable tax treatment for compensation in the form of shares or options, subject to the terms and conditions set forth in the Ordinance. Our non-employee service providers and controlling shareholders may only be granted shares or options under Section 3(i) of the Ordinance, which does not provide for similar tax benefits.

Options granted under the 2024 Plan to our employees who are U.S. residents may qualify as “incentive stock options” within the meaning of Section 422 of the Code or may be non-qualified stock options. As of the date of this annual report, we don’t intend to grant “incentive stock options” under the 2024 Plan.

Please also see Note 13 to our Financial Statements for information on the options and restricted share units issued under the 2013 Plan.

F.	DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

None.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our shares as of March 5, 2025, by each person or entity known by us to beneficially own 5% or more of our outstanding Ordinary Shares.

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

For the purpose of calculating the percentage of shares beneficially owned by any shareholder, this table lists the applicable percentage ownership based on 45,037,180 ordinary shares issued and outstanding as March 5, 2025 (such amount excludes 115,339 Ordinary Shares held by the Company).

Except as indicated in the footnotes to this table, to our knowledge, the shareholder in the table has voting and investment power for the shares shown as beneficially owned by such shareholder, except to the extent the power is shared by spouses under community property law. Our major shareholder does not have different voting rights than our other shareholders. The information in the table below with respect to the beneficial ownership of shareholders is based on the public filings of such shareholders with the SEC through March 5, 2025, and information provided to us by certain shareholders.

Name of Beneficial Owner	Shares Beneficially Owned
	Number	Percentage

Harel Insurance Investments & Financial Services Ltd. (1)	5,217,731	11.59%
Phoenix Financial Ltd.(2)	4,229,152	9.39%
Private Capital Management, LLC(3)	2,692,825	5.98%

(1) Based solely upon, and qualified in its entirety with reference to, Amendment No. 3 to Schedule 13G/A filed with the SEC on October 15, 2024, by Harel Insurance Investments & Financial Services Ltd. (“Harel”). Of the 5,217,731 Ordinary Shares reported as beneficially owned by Harel): (i) 5,035,162 Ordinary Shares are held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or insurance policies and/or exchange traded funds, which are managed by subsidiaries of Harel, each of which subsidiaries operates under independent management and makes independent voting and investment decisions, and (ii) 182,569 Ordinary Shares are beneficially held for its own account. The address of Harel is Harel House; 3 Aba Hillel Street; Ramat Gan 52118, Israel. Harel notified the Company via email that its holdings in the Company as of December 31, 2024, were 5,307,980 ordinary shares.

(2) Based solely upon, and qualified in its entirety with reference to, Amendment No.15 to Schedule 13G/A filed with the SEC on November 13, 2024, by Phoenix Financial Ltd. (“Phoenix”). The securities reported by Phoenix are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of Phoenix (the “Subsidiaries”). The Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients. Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions. The address of Phoenix is Derech Hashalom 53, Givataim, 53454, Israel. The Phoenix notified the Company via email that its holdings in the Company as of December 31, 2024, were 4,272,402 ordinary shares.

(3) Based solely upon, and qualified in its entirety with reference to Schedule 13G filed with the SEC on October 1, 2024, by Private Capital Management, LLC (“PCM”). Of the 2,692,825 Ordinary Shares as beneficially owned by PCM (i) 1,160,715 Ordinary Shares are beneficially held for PCM’s own account; and (ii) 1,532,110 Ordinary Shares, are held for members of the public through  other entities affiliated to PCM.

To our knowledge, the significant changes in the percentage of ownership held by our major shareholders during the past three years preceding the date of this annual report on Form 20-F have been: (i) the increase in the percentage of ownership by Harel Insurance Investments & Financial Services Ltd. and its third-party client accounts and various direct or indirect, majority or wholly-owned subsidiaries, above 5% during the years 2022 and 2023, and a further increase above 10% in 2024; (ii) the increase in the percentage of ownership by the Phoenix Holdings Ltd. and its various direct or indirect, majority or wholly-owned subsidiaries, above 10%, and the decrease in the percentage of ownership below 10% during the year 2022, with a further decrease in their ownership percentage below 5% during 2023, which later increased above 5% during 2023, and further increased in 2024; (iii) the increase in the percentage of ownership by Clal Insurance Enterprises Holdings Ltd. and its third-party client accounts and various direct or indirect, majority or wholly-owned subsidiaries, above 5% during the year 2023, and a subsequent decrease below 5% during 2024; and (iv) the increase in the percentage of ownership by Private Capital Management, LLC, above 5% during the year 2024.

To our knowledge, as of March 5, 2025, we had 5 shareholders of record (excluding the Depository Trust Company) all of which were registered with addresses in the United States. These U.S. holders were, as of such date, the holders of record of approximately 0.05% of our outstanding shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees.

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

Legal Proceedings

On April 16, 2024, Craig Beisner, a purported shareholder of the Company, filed a putative class action complaint, alleging violations of U.S. federal securities laws against, the Company and certain of our former and current directors and officers, in the United States District Court for the Southern District of New York (the “SDNY,” and the putative class action, the “SDNY Action”).  The SDNY Action asserts claims under Sections 10(b) and 20(a) of the Exchange Act and alleges that the defendants materially misrepresented and/or omitted facts in various public disclosures concerning the Company’s search advertising business and its partnership with Microsoft Bing. On August 5, 2024, the court appointed Menora Mivtachim Insurance Ltd., Menora Mivtachim Pensions and Gemel Ltd., Menora Mivtachim Vehistadrut Hamehandesim Nihul Kupot Gemel LTD, Clal Insurance Company Ltd., Clal Pension and Provident Ltd., and Atudot Pension Fund for Employees & Independent Workers Ltd. as joint lead plaintiffs (“Lead Plaintiffs”).  On September 20, 2024, Lead Plaintiffs filed an amended complaint against the aforementioned defendants and one additional defendant, one of the founders of Content IQ (the “Amended Complaint”). On November 4, 2024, the Company filed a motion to dismiss the Amended Compliant, which is now fully briefed. The Company disputes the allegations of wrongdoing and intends to continue to vigorously defend against them.

On April 11, 2024, Ms. Hadar Shamai, filed a motion to certify a class action with the Financial Department of the District Court of Tel Aviv (the “DCTA”) against the above mentioned defendants. On August 8, 2024, the Company and the plaintiff filed a mutual motion with the DCTA requesting to stay the proceedings in DCTA until final adjudication of the SDNY Action. DCTA upheld the motion.

On February 13, 2025, purported shareholder John Carr filed a putative derivative action on behalf of the Company in the SDNY against all of the Company’s directors and certain of its officers and former directors, principally alleging that the Board breached its duties by allowing the Company to make material misrepresentations and/or omissions in various public disclosures concerning the Company’s search advertising business and partnership with Microsoft Bing (the “Derivative Action”).  The Derivative Action is currently pending.  The Company also disputes the allegations of wrongdoing and intends to defend against them vigorously.

From time to time, we or our subsidiaries may be a party to legal proceedings and claims in the ordinary course of business. The outcome of such matters cannot be predicted with certainty.

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

General Corporate Tax Structure in Israel

Taxable income of Israeli companies is generally subject to corporate tax at the rate of 23%. However, the effective tax rate payable by a company that derives income from a Preferred Enterprise or a Preferred Technological Enterprise (as further discussed below) may be considerably lower.

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

We elected the Preferred Enterprise status commencing in 2011 and one of our Israeli subsidiaries became a Preferred Enterprise in 2017.

We believe that the Company and certain of its Israeli subsidiaries, qualify as a Preferred Technology Enterprise in 2024 and therefore, the portion of the income derived from Preferred Technology Income, as defined in the Investment Law, which qualifies for the benefits, is subject to a lower tax rate of 12% according to Amendment 73 to the Law, as described below.

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

In December 2016, the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016, which includes Amendment 73 to the Investment Law, was published. Amendment 73 prescribed special tax tracks for technological enterprises as described below, and is in addition to the other existing tax beneficial programs under the Investment Law. On June 30, 2021, certain grandfather rules in Amendment 73 pertaining the preferred enterprises have expired, most significantly the limitation of Preferred Income to exclude such which is generated by intangible assets not related to the manufacturing or such that would not have been recognized as Preferred Technology Income.

Tax benefits under Amendment 73 that became effective on January 1, 2017.

Amendment 73 provides tax benefits for two types of “Technology Enterprises”, as described below, and is in addition to the other existing tax beneficial programs under the Investment Law.

Amendment 73 applies to “Preferred Technology Enterprise” that meet certain conditions, including, inter-alia, the following:

•
A company’s average R&D expenses in the three years prior to the current tax year must be greater than or equal to 7% of its total revenue or exceed NIS 75 million (approximately $21 million) per year; and

•
A company must also satisfy one of the following conditions: (1) at least 20% of the workforce (or at least 200 employees) are employees whose full salary has been paid and reported in the Company’s financial statements as R&D expenses; (2) a venture capital investment of an amount approximately equivalent to at least NIS 8 million (approximately $2.2 million) was previously made in the company, and the company did not change its line of business after such investment; (3) growth in sales by an average of 25% or more, over the three years preceding the tax year provided that the company’s turnover in the tax year and in each of the previous three years was at least NIS 10 million (approximately $2.8 million); or (4) the number of the company’s employees increased by 25% (on average) or more in the course of three years, provided that the company employed at least 50 employees in the tax year and in each of the previous three years.

•
Companies that do not meet one of the above two conditions may request preliminary approval from the National Authority for Technological Innovation regarding being companies that own an innovation-promoting enterprise.

•	A company must qualify as a “Competitive Enterprise” as described under the Investment Law.

•	Total annual consolidated revenue is below NIS10 billion (approximately $2.7 billion).

A “Special Preferred Technology Enterprise” is an enterprise that meets conditions one and two above, and in addition is a part of a group of companies that have total annual consolidated revenue in excess of NIS 10 billion (approximately $2.7 billion).

A “Preferred Technology Enterprise” satisfying the required conditions will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technology Income”, as defined in the Investment Law. The tax rate is further reduced to 7.5% for a Preferred Technology Enterprise located in Development Area A. These corporate tax rates shall apply only with respect to the portion of intellectual property developed in Israel unless certain exceptions apply. In addition, a Preferred Technology Enterprise will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million (approximately $55 million), and the sale receives prior approval from the National Authority for Technological Innovation (previously known as the Israeli Office of the Chief Scientist), to which we refer as the IIA.

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

We believe that we and our Israeli subsidiary Vidazoo are qualified as a “Preferred Technology Enterprise” in 2023 and 2024 and subject to a lower tax rate of 12% according to Amendment 73 to the Law, as described above.

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

Law for the Encouragement of Industry (Taxes), 5729-1969

We believe that we, and one of our Israeli subsidiaries, currently qualify as an “Industrial Company” within the meaning of the Law for the Encouragement of Industry (Taxes), 5729-1969, or the Industry Encouragement Law. The Industry Encouragement Law defines an “Industrial Company” as a company resident of Israel which was incorporated in Israel, of which 90% or more of its income in any tax year, other than income from certain government loans, is derived from an “Industrial Enterprise” owned by it and located in Israel or in the “Area”, in accordance with the definition in section 3A of the Ordinance. An “Industrial Enterprise” is defined as an enterprise whose major activity in any given tax year is industrial production.

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

Generally, a non-Israeli resident (whether an individual or a corporation) who derives capital gains from the sale of shares in an Israeli resident company purchased upon or after the registration of the shares on the TASE or on a regulated market outside of Israel (such as Nasdaq) should be exempt from Israeli capital gains tax unless, among others, (i) the shares were held through a permanent establishment that the non-Israeli resident shareholder maintains in Israel, or (ii) the Israeli resident company is classified as a real estate investment trust or ceased to be a real estate investment trust (as defined in the Ordinance). If not exempt, a non-Israeli resident shareholder would generally be subject to tax on capital gain at the ordinary corporate tax rate (23% in 2024), if generated by a company, or at the rate of 25%, if generated by an individual, or 30%, if generated by an individual who is a “substantial shareholder” (as defined under the Ordinance), at the time of sale or at any time during the preceding 12-month period (or if the shareholder claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares). A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include, among others, the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation (23% in 2024) and a marginal tax rate of up to 47% for an individual in 2024 (excluding excess tax as discussed below)) unless contrary provisions in a relevant tax treaty apply. Non-Israeli entities (including corporations) will not be entitled to the foregoing exemption if Israeli residents, whether directly or indirectly: (i) have a controlling interest of more than 25% in such non-Israeli entity or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenue or profits of such non-Israeli entity. Such exemption is not applicable, inter alia, to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

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

Excess Tax. Individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income exceeding NIS 721,560 (approximately $198 thousand) for 2024 (which amount is generally linked to the annual change in the Israeli consumer price index, with the exception that based on Israeli new legislation such amount, and certain other statutory amounts will not be linked to the Israeli consumer price index for the years 2025-2027), including, but not limited to, dividends, interest and capital gain. According to new legislation, in effect as of January 1, 2025, an additional 2% excess tax is imposed on Capital-Sourced Income (defined as income from any source other than employment income, business income or income from “personal effort”), to the extent that the Individual’s Capital Sourced Income exceeds the specified threshold of NIS 721,560 (and regardless of the employment/business income amount of such individual). This new excess tax applies, among other things, to income from capital gains, dividends, interest, rental income, or the sale of real property.

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

This discussion applies only to a U.S. Holder that holds the ordinary shares as capital assets for U.S. federal income tax purposes (generally, property held for investment). It does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including any minimum tax, the Medicare contribution tax on net investment income and tax consequences applicable to U.S. Holders subject to special rules, such as:

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

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the income tax treaty between the United States and Israel, (the “Treaty”), all as of the date hereof, any of which is subject to change, possibly with retroactive effect.

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

Passive Foreign Investment Company Rules

 In general, a non-U.S. corporation is a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the value of its assets (generally determined on an average quarterly basis) consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns (or is treated as owning for U.S. federal income tax purposes), directly or indirectly, at least 25% by value of the shares or equity interests of another corporation is treated as if it held its proportionate share of the assets of the other corporation  and received directly its proportionate share of the income of the other corporation . Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash and marketable securities are generally passive assets for these purposes. Goodwill and other intangible assets are generally characterized as non-passive or passive assets based on the nature of the income produced in the activity to which the goodwill and other intangible assets relate.

  Because we hold a substantial amount of cash and other passive assets, our PFIC status for any taxable year generally will depend on the average value of our goodwill and other intangible assets (as well as the value of our other active assets). If the value of our assets were determined by reference to the sum of our market capitalization and liabilities, we would likely be a PFIC for 2024 due to the low average value of our market capitalization during 2024. However, because, among other considerations,  the market price of our ordinary shares was significantly volatile throughout 2024, we believe that alternative valuation methods are appropriate. Specifically, we believe that if our assets were valued based on the discounted cash flows or revenue multiples methods, our enterprise value for 2024 would be significantly larger than the value derived from using the market capitalization method. Accordingly, we believe that we were likely not a PFIC for 2024. However, our position is not binding on the U.S. Internal Revenue Service and there can be no assurance that it will agree with our valuation approach.

 In addition, we may also be a PFIC for any future taxable year if the portion of our financial income out of our gross income were to increase to 75% or more for any taxable year. Our PFIC status for any taxable year is an annual factual determination that can be made only after the end of that taxable year and will depend on the composition of our income and assets and the value of our assets from time to time (including the value of our goodwill and other intangible assets). For the reasons described above, we cannot express any expectation regarding our PFIC status for 2025 or any future taxable year.

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

In general, if we are a PFIC for any taxable year during which a U.S. Holder holds ordinary shares, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of its ordinary shares will be allocated ratably over the U.S. Holder’s holding period. The amounts allocated to the taxable year of the sale or disposition and to any year before we became a PFIC will be taxed as ordinary income. The amount allocated to each other taxable year will be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge will be imposed on the resulting tax liability for each such year. Furthermore, to the extent that distributions received by a U.S. Holder in any taxable year on its ordinary shares exceed 125% of the average of the annual distributions on the ordinary shares received during the preceding three taxable years or the U.S. Holder’s holding period, whichever is shorter, such distributions will be subject to taxation in the same manner.  Under a rule commonly referred to as “once a PFIC always a PFIC,” if we are a PFIC for any taxable year during which a U.S. Holder owns ordinary shares, we will generally continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding taxable years during which the U.S. Holder owns the ordinary shares, even if we cease to meet the threshold requirements for PFIC status, unless the U.S. Holder makes a timely “deemed sale” purging election, in which case any gain on the deemed sale will be taxed under the PFIC rules described above.. If we are a PFIC for any taxable year but cease to be a PFIC for subsequent taxable years, U.S. Holders should consult their tax advisers regarding the advisability of making the “deemed sale” election.

Alternatively, if we are a PFIC for any taxable year and if our ordinary shares are “regularly traded” on a “qualified exchange,” a U.S. Holder can make a mark-to-market election that will result in tax treatment different from the general tax treatment for PFICs described above. The ordinary shares will be treated as “regularly traded” for any calendar year in which more than a de minimis quantity of the ordinary shares are traded on a qualified exchange on at least 15 days during each calendar quarter. Nasdaq, where the ordinary shares are listed, is a qualified exchange for this purpose. If a U.S. Holder of ordinary shares makes a timely mark-to-market election, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the ordinary shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ordinary shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark- to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the ordinary shares will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ordinary shares in a year in which we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess treated as a capital loss). If a U.S. Holder of ordinary shares makes a timely mark-to-market election, distributions paid on ordinary shares will be treated as discussed under “—Taxation of Distributions” below. U.S. Holders should consult their tax advisers regarding the availability and advisability of making a mark-to-market election in their particular circumstances. In particular, U.S. Holders should consider carefully the impact of a mark-to-market election with respect to their ordinary shares given that we may have Lower-tier PFICs and that there is no provision in the Code, Treasury regulations or other official guidance that would permit them to make a mark-to-market election with respect to any Lower-tier PFIC the shares of which are not “regularly traded” as described above.

If we are a PFIC (or are treated as a PFIC with respect to any U.S. Holder) for a taxable year in which a dividend is paid or the preceding taxable year, the favorable rate for dividends paid to certain non-corporate U.S. Holders, as described in “—Taxation of Distributions” below, will not apply.

We do not intend to provide information necessary for U.S. Holders to make “qualified electing fund” elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If we are a PFIC for any taxable year during which a U.S. Holder owns any ordinary shares, the U.S. Holder will generally be required to file annual reports with the U.S. Internal Revenue Service (the “IRS”). U.S. Holders should consult their tax advisers regarding the determination of whether we are a PFIC for any taxable year and the potential application of the PFIC rules to their ownership of our ordinary shares.

Taxation of Distributions

This discussion is subject to the discussion under “—Passive Foreign Investment Company Rules” above.

We currently do not intend to make cash distributions on the ordinary shares. Any distributions (other than certain pro rata distributions of ordinary shares) will be treated as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Dividends will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Subject to applicable limitations, dividends paid on our ordinary shares to certain non-corporate U.S. Holders may be taxable at a favorable rate, provided that we are not (and are not treated with respect to any U.S. Holder as) a PFIC for our taxable year in which the dividend is paid or the preceding taxable year. Non-corporate U.S. Holders should consult their tax advisers regarding the availability of this favorable rate in their particular circumstances and taking into account our PFIC status for any taxable year.

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

Dividend income will include any amounts withheld in respect of Israeli taxes and will be treated as foreign-source income. Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s circumstances, Israeli taxes withheld from dividends on our ordinary shares (at a rate not exceeding the applicable Treaty rate) generally will be creditable against the U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex. For example, Treasury regulations provide that, in the absence of an election to apply the benefits of an applicable income tax treaty, in order for foreign income taxes to be creditable the relevant foreign income tax rules must be consistent with certain U.S. federal income tax principles, and we have not determined whether the Israeli income tax system meets these requirements. The IRS has released notices that provide relief from certain of the provisions of the Treasury regulations described above for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). In lieu of claiming a non-U.S. tax credit, U.S. Holders may elect to deduct non-U.S. taxes (including Israeli taxes) in computing their taxable income, subject to applicable limitations. An election to deduct non-U.S. taxes instead of claiming foreign tax credits applies to all otherwise creditable non-U.S. taxes paid or accrued in the taxable year. U.S. Holders should consult their tax advisers regarding the creditability or deductibility of Israeli taxes in their particular circumstances.

Sale or Other Taxable Disposition of Ordinary Shares

This discussion is subject to the discussion under “—Passive Foreign Investment Company Rules” above.

Gain or loss realized on the sale or other taxable disposition of our ordinary shares will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder has owned the ordinary shares for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the ordinary shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to limitations. Israeli taxes on capital gains will generally not be eligible for foreign tax credits. U.S. Holders should consult their tax advisers with respect to the creditability of Israeli taxes, if any, on disposition gains (or the ability to reduce the amount realized on dispositions by the amount of any such taxes) in their particular circumstances.

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

Exchange Rate Risk. A portion of our revenue and expenses are denominated in foreign currencies. As a result, numerous balances are denominated or linked to these currencies. Foreign currency related fluctuations resulted in $0.3 million net losses in 2022, $0.6 million net losses in 2023 and $1.0 million net losses in 2024. These losses are included in financial expenses, net, as presented in our statements of income.

As of December 31, 2024, balance sheet financial items in U.S. dollars, our functional currency, and those currencies other than the U.S. dollars were as follows:

	U.S. dollars	NIS	Canadian dollars	Other Currencies	Total
	In thousands of U.S. dollars
Current assets	438,707	36,384	38,594	47,778	561,463
Long-term assets	457	6,784	408	1,283	8,932
Current liabilities	(87,837)	(11,669)	(57,840)	(2,454)	(159,800)
Long-term liabilities	(11,251)	(18,772)	(497)	(217)	(30,737)
Total	340,076	12,727	(19,335)	46,390	379,858

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

	Year Ended December 31,
	2022	2023	2024
Average rate for period	3.359	3.688	3.701
Rate at year-end	3.519	3.627	3.647

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

(a)
Disclosure controls and procedures Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures as of December 31, 2024, have concluded that, as of such date, our disclosure controls and procedures were effective and ensured that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

(b)
Management annual report on internal control over financial reporting Our management, under the supervision of our chief executive officer and chief financial officer, is responsible for establishing and maintaining adequate internal control over our financial reporting. The Company’s internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act, means a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes policies and procedures that: (a) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and asset dispositions; (b) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of our financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (c) provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on our financial statements. Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2024. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control – Integrated Framework” (2013 framework). Our management has concluded, based on its assessment, that our internal control over financial reporting was effective as of December 31, 2024.

(c)
Attestation Report of the Registered Public Accounting Firm Kost Forer Gabbay & Kasierer, an independent registered accounting firm and a member firm of EY Global, has issued an attestation report on the effectiveness of our internal control over financial reporting, as stated in their report included herein. See “Report of Independent Registered Public Accounting Firm” on page F-2.

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

Our board of directors has adopted a code of business conduct and ethics (which was amended in February 2017) applicable to all of our directors, officers and employees as required by the Nasdaq Listing Rules, which also complies with the definition of a “code of ethics” set out in Section 406(c) of the Sarbanes-Oxley Act of 2002. A copy of the code of ethics can be found on our website at: http://www.perion.com/governance-documents. We granted no waivers under our code of business conduct and ethics in 2024.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees for the professional services rendered by our independent accountants Kost Forer Gabbay & Kasierer, a member of EY Global, for each of the last two fiscal years were as follows (in thousands of U.S. dollars):

	2023	2024
Audit Fees	$747	$721
Tax Fees	57	98
Audit Related fees	483	45
Total	$1,287	$864

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

Our audit committee provides assistance to our board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by pre-approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal control over financial reporting. Our audit committee also oversees the audit efforts of our independent accountants and takes those actions that it deems necessary to satisfy itself that the accountants are independent of management. Our audit committee has authorized all auditing and non-auditing services provided by our independent accountants during 2023 and 2024 and the fees paid for such services.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In February 2024, our board of directors approved a share repurchase program of up to $50 million, which was expanded in April 2024 to a maximum of up to $75 million. In March 2025, our board of directors approved an additional $50 million expansion of the previously authorized share repurchase program, to a total of $125 million. This expansion of the program is subject to the issuance of the Company’s audited annual financial report for the year 2024, which is part of this annual report. As of December 31, 2024, we spent an aggregate of $46.9 million to repurchase 5,200,000 ordinary shares under our share repurchase program. The following table provides information regarding our repurchases of our ordinary shares for each month included in the period covered by this Annual Report on Form 20-F:

Period	(a) Total Number of Ordinary Shares Purchased	(b) Average Price Paid per Ordinary Share	(c) Total Number of Ordinary Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Approximate Value ($US) that may yet be purchased under the Plan(1)
May 1, 2024 – May 31, 2024	86,223	12.472	86,223	$73.9	M
June 1, 2024 – June 30, 2024	1,913,777	9.915	1,913,777	$54.9	M
July 1, 2024 – July 31, 2024	400,000	8.534	400,000	$51.5	M
August 1, 2024 – August 31, 2024	398,112	8.756	398,112	$48	M
September 1, 2024 – September 30, 2024	801,888	8.205	801,888	$41.5	M
October 1, 2024 – October 31, 2024	846,341	8.008	846,341	$34.7	M
November 1, 2024 – November 30, 2024	753,659	8.774	753,659	$28.1	M

(1) The Approximate Value that may yet be purchased under the Plan, is calculated as of December 31, 2024, before the increase of the repurchase plan that was approved in March 2025.

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

We have adopted an insider trading policy governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. A copy of our insider trading policy is attached to this Annual Report on Form 20-F as Exhibit 11.1.

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

With respect to our third-party risk management processes, we generally seek to impose certain cybersecurity requirements on critical third parties with whom we do business. Although we employ third-party due diligence, onboarding, and other procedures designed to assess the data protection, data privacy, and cybersecurity practices of third-party service providers, suppliers and vendors (including risk assessments and contractual protections), our ability to monitor such practices is limited, we do not control their cyber risk management and there can be no assurance that we will detect, prevent, mitigate, or remediate the risk of any weakness, compromise, or failure in the systems, networks, and information owned or controlled by such third parties. When we do become aware that a third-party service provider, supplier, or vendor has experienced any compromise or failure, we attempt to mitigate our risk, which may include termination of such third party’s connections to our systems, networks and information where we deem it to be appropriate

For the year ended December 31, 2024, and as of the date of this report, we have not identified cybersecurity incidents that have materially affected us, including our operations, business strategy, results of operations, or financial condition. Despite our efforts to prevent, detect, mitigate, and remediate cybersecurity incidents, complete protection in the field of cybersecurity cannot be guaranteed and we can make no assurances that we have not experienced an undetected cybersecurity incident, including an incident that may have been material. For more information, see the Risk Factor titled – “Our business and financial performance may be materially adversely affected by information technology issues, data breaches, cyber-attacks and other similar incidents, as well as insufficient cybersecurity and other business disruptions.”

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

Our cybersecurity risk management team is led by our Chief Information Officer, or the CIO, and Chief Information Security Officer, of CISO. The team is responsible for detecting, assessing and managing our material risks from cybersecurity threats and incidents. Our CIO runs and oversees the cybersecurity risk management program, reports to our COO. Our CISO is reporting to our CIO and has primary responsibility for our overall cybersecurity risk management program and supervises both our internal cybersecurity personnel and our retained third-party cybersecurity consultants. Our CISO has extensive experience working in management roles related to cybersecurity and risk in various high-technology global companies, as well as industry certifications such as the International Information System Security Certification Consortium’s Certified Information Systems Security Professional certification (also known as ISC² CISSP). Additionally, our CIO has over 2 decades of extensive experience in management roles across information systems, information technology, and information security.

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

AS OF DECEMBER 31, 2024

IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of directors of Perion Network Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Perion Network Ltd. and its subsidiaries' (the Company) as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 25, 2025, expressed an unqualified opinion thereon.

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

Revenue Recognition Gross versus Net presentation

Description of the Matter
As described in Note 2 to the consolidated financial statements, the Company’s revenue are comprised primarily of Search Advertising Revenue and Advertising Solutions Revenue. To determine whether Search Advertising and Advertising Solutions revenue should be presented on a gross or net basis, the Company considers whether it controls the promised service before transferring that service to the customer.

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

Valuation of Goodwill

Description of the Matter
As Described in note 2 and 8 to the consolidated statements, as of December 31, 2024, the Company’s goodwill was $247 million. As described Goodwill is tested for impairment at least annually or more frequently if indicators of impairment require the performance of an interim impairment assessment. The Company operates in two reporting units: Advertising Solutions and Advertising Search. As of December 31, 2024, the Company evaluated goodwill for impairment by comparing the fair value of a reporting units to its carrying amount, including goodwill. Management determined the estimated fair value for each reporting unit based on discounted cash flow projections and market values for comparable businesses.

Auditing the Company's goodwill impairment test was complex and highly judgmental due to the significant estimates required  in determining the fair value of its reporting units. In particular, the fair value estimates were sensitive to changes in significant assumptions such as discount rate, revenue growth rate, operating margins, working capital, weighted average cost of capital, estimated spend on capital expenditures and the projected cash flow growth rates. These assumptions are sensitive to and affected by the expected future market or economic conditions, and industry and company-specific qualitative factors.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s goodwill impairment valuation process, including  test of controls over the significant assumptions used in estimating the fair value of the reporting units.

To test the Company's goodwill impairment test, including estimated fair value of the reporting units, our audit procedures included, assessing methodologies and testing the significant assumptions and underlying data used by the Company. We evaluated the Company’s valuation process by comparing the significant assumptions to current industry and economic trends, we analyzed management’s forecasted revenue including the revenue growth rate, profitability margins, working capital, understand and evaluate the changes as compared to the historical results and to selected guideline companies in the industry. In addition, we performed a sensitivity analysis of significant assumptions to evaluate the changes in the fair value of the Company resulting from changes in the assumptions. We involved our valuation specialists to assist with our evaluation of the methodology used by the Company and significant assumptions included in the fair value estimates.

/s/ KOST FORER GABBAY & KASIERER
A Member of EY Global

We have served as the Company‘s auditor since 2004.
Tel-Aviv, Israel

March 25, 2025

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Perion Network Ltd.

Opinion on Internal Control over Financial Reporting

We have audited Perion Network Ltd. and its subsidiaries' internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, Perion Network Ltd. And its subsidiaries' (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes, and our report dated March 25, 2025, expressed an unqualified opinion thereon.

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
March 25, 2025

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2024	2023

ASSETS
Current Assets
Cash and cash equivalents	$156,228	$187,609
Restricted cash	1,134	1,339
Short-term bank deposits	139,333	207,450
Marketable securities	77,774	77,616
Accounts receivable (net of allowance of $2,538 and $2,091 at December 31, 2024 and 2023, respectively)	164,358	231,539
Prepaid expenses and other current assets	22,638	21,033
Total Current Assets	561,465	726,586

Long-Term Assets
Property and equipment, net	8,916	3,179
Operating lease right-of-use assets	20,209	6,609
Intangible assets, net	68,917	88,652
Goodwill	247,086	247,975
Deferred taxes	8,517	4,180
Other assets	416	85
Total Long-Term Assets	354,061	350,680
Total Assets	$915,526	$1,077,266

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable	$122,005	$217,181
Accrued expenses and other liabilities	32,848	42,636
Short-term operating lease liability	3,648	4,198
Deferred revenue	2,049	2,297
Short-term payment obligation related to acquisitions	1,300	73,716
Total Current Liabilities	161,850	340,028

Long-Term Liabilities
Long-term operating lease liability	18,654	3,448
Other long-term liabilities	12,082	15,643
Total Long-Term Liabilities	30,736	19,091
Total Liabilities	192,586	359,119
Commitments and Contingencies

Shareholders' equity
Ordinary shares of ILS 0.03 par value - Authorized: 80,000,000 shares at December 31, 2024 and 2023; Issued: 44,940,392 and 48,106,683 at December 31, 2024 and 2023, respectively; Outstanding: 44,825,053 and 47,991,344 shares at December 31, 2024 and 2023, respectively	391	413
Additional paid-in capital	527,149	534,816
Treasury shares at cost (115,339 shares at December 31, 2024 and 2023)	(1,002)	(1,002)
Accumulated other comprehensive loss	(215)	(83)
Retained earnings	196,617	184,003
Total Shareholders' Equity	722,940	718,147
Total Liabilities and Shareholders' Equity	$915,526	$1,077,266

The accompanying notes are an integral part of the consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2024	2023	2022

Revenue
Advertising Solutions	$335,550	$398,244	$360,690
Search Advertising	162,736	344,911	279,566
Total Revenue	498,286	743,155	640,256

Costs and Expenses
Cost of revenue	46,643	37,853	30,401
Traffic acquisition costs and media buy	285,962	432,943	372,601
Research and development	36,655	33,880	34,622
Selling and marketing	68,497	59,341	57,449
General and administrative	38,697	32,062	[1] 27,745
Change in fair value of contingent consideration	1,541	18,694	[1] (3,816)
Depreciation and amortization	16,434	14,092	13,838
Restructuring costs and other charges	6,895	-	-
Total Costs and Expenses	501,324	628,865	532,840

Income (loss) from Operations	(3,038)	114,290	107,416
Financial income, net	18,520	20,951	4,502

Income before Taxes on Income	15,482	135,241	111,918
Taxes on income	2,868	20,278	14,439

Net Income	$12,614	$114,963	$97,479

Net Earnings per Share - Basic:	$0.27	$2.44	$2.17

Net Earnings per Share - Diluted:	$0.25	$2.30	$2.03

Weighted average number of shares – Basic:	47,281,588	47,128,232	44,871,149

Weighted average number of shares – Diluted:	49,555,777	50,073,985	48,071,638

The accompanying notes are an integral part of the consolidated financial statements.

1   Reflects reclassification in the amounts of $3,816 in 2022, that were incurred in connection with an acquisition from general and administrative to change in fair value of contingent consideration.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands

	Year ended December 31,
	2024	2023	2022

Net income	$12,614	$114,963	$97,479

Other comprehensive income (loss), net of tax:

Change in foreign currency translation	(197)	154	(147)
Changes in unrealized gain (loss) on marketable securities	164	(101)	-
Cash Flow Hedge:
Changes in unrealized gain (loss)	151	(787)	(1,255)
Gain (loss) reclassified into net income	(250)	1,233	948
Net change	(99)	446	(307)

Total Other comprehensive income (loss), net of tax:	(132)	499	(454)

Comprehensive income	$12,482	$115,462	$97,025

The accompanying notes are an integral part of the consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

	Common shares		Additional paid-in capital	Accumulated Other Comprehensive income (loss)	Retained earnings (Accumulated deficit)	Treasury shares	Total shareholders’ equity
	Number of Shares	$	$	$	$	$	$

Balance as of December 31, 2021	43,696,723	375	496,154	(128)	(28,439)	(1,002)	466,960

Stock-based compensation	-	-	13,316	-	-	-	13,316
Exercise of stock-based compensation	2,475,670	23	5,810	-	-	-	5,833
Other comprehensive loss	-	-	-	(454)	-	-	(454)
Net income	-	-	-	-	97,479	-	97,479

Balance as of December 31, 2022	46,172,393	398	515,280	(582)	69,040	(1,002)	583,134

Stock-based compensation	-	-	17,118	-	-	-	17,118
Exercise of stock-based compensation	1,818,951	15	2,418	-	-	-	2,433
Other comprehensive income	-	-	-	499	-	-	499
Net income	-	-	-	-	114,963	-	114,963

Balance as of December 31, 2023	47,991,344	413	534,816	(83)	184,003	(1,002)	718,147

Issuance of shares related to acquisitions - Vidazoo	-	3	10,548	-	-	-	10,551
Repurchase of shares for retirement	(5,200,000)	(38)	(46,882)	-	-		(46,920)
Stock-based compensation	-	-	28,133	-	-	-	28,133
Exercise of stock options and vesting of restricted stock units	2,033,709	13	534	-	-	-	547
Other comprehensive income		-	-	(132)	-	-	(132)
Net income	-	-	-	-	12,614	-	12,614

Balance as of December 31, 2024	44,825,053	391	527,149	(215)	196,617	(1,002)	722,940

The accompanying notes are an integral part of the consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2024	2023	2022
Cash flows from operating activities
Net income	$12,614	$114,963	$97,479

Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	16,434	14,092	13,838
Stock-based compensation expense	27,211	18,040	13,316
Change in payment obligation related to acquisitions	(7,325)	19,251	(6,904)
Foreign currency translation	53	(27)	20
Accrued interest, net	3,355	(5,547)	(3,646)
Deferred taxes, net	(2,109)	(654)	(1,428)
Accrued severance pay, net	295	(274)	(106)
Amortization of premium and accretion of discount on marketable securities	(1,257)	(1,147)	-
Gain from sale of property and equipment	(46)	(27)	(12)
Restructuring costs and other charges	6,895	-	-

Net changes in operating assets and liabilities:
Decrease (Increase) in Accounts receivable, net	66,063	(5,329)	(45,236)
Increase in Prepaid expenses and other current assets	(5,457)	(433)	(434)
Operating lease right-of-use assets	4,876	3,653	1,104
Operating lease liabilities	(3,820)	(3,966)	(1,909)
Increase (Decrease) in Accounts payable	(96,362)	6,878	48,191
Increase (Decrease) in Accrued expenses and other liabilities	(14,233)	(2,917)	9,320
Deferred revenue	(248)	(1,093)	(1,474)
Net cash provided by operating activities	$6,939	$155,463	$122,119

Cash flows from investing activities
Purchases of property and equipment	$(6,872)	$(811)	$(1,058)
Proceeds from sale of property and equipment	46	27	12
Investment in marketable securities	(39,502)	(111,026)	-
Proceeds from maturities of marketable securities	40,813	34,427	-
Proceeds from short-term deposits	207,450	253,400	217,200
Investment in short-term deposits	(139,333)	(207,450)	(253,400)
Cash paid in connection with acquisitions, net of cash acquired	-	(101,921)	(9,570)
Net cash provided by (used in) investing activities	$62,602	$(133,354)	$(46,816)

Cash flows from financing activities
Repurchase of shares for retirement	$(46,920)	$-	$-
Proceeds from exercise of stock-based compensation	547	2,433	5,833
Payments of contingent consideration	(54,540)	(13,256)	(9,091)
Net cash used in financing activities	$(100,913)	$(10,823)	$(3,258)

Effect of exchange rate changes on cash and cash equivalents	(214)	141	(59)

Net increase (decrease) in cash and cash equivalents and restricted cash	$(31,586)	$11,427	$71,986

Cash and cash equivalents and restricted cash at beginning of year	188,948	177,521	105,535
Cash and cash equivalents and restricted cash at end of year	$157,362	$188,948	$177,521

The accompanying notes are an integral part of the consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31
	2024	2023	2022
Reconciliation of cash, cash equivalents, and restricted cash to the consolidated balance sheet

Cash and cash equivalents	$156,228	$187,609	$176,226
Restricted cash	1,134	1,339	1,295
Total cash, cash equivalents, and restricted cash	$157,362	$188,948	$177,521

Supplemental Disclosure of Cash Flow Activities:

Cash paid during the year for:
Income taxes	$13,098	$18,030	$7,689
Interest	$13	$6	$5

Non-cash investing and financing activities:
Creation of new lease right-of-use assets arising from lease liability	$18,476	$132	$2,085
Issuance of shares in connection with acquisitions	$10,551	$-	$-
Measurement Period Adjustment	$(889)	$-	$12,290
Purchase of property and equipment on credit	$936	$2	$(47)

The accompanying notes are an integral part of the consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)
NOTE 1:	GENERAL

Perion Network Ltd. ("Perion") and its wholly-owned subsidiaries (collectively referred to as the "Company"), is a global multi-channel advertising technology company that connects advertisers with consumers through technology across all major channels of digital advertising, including display, Connected TV (CTV), Open Web, Digital Out of Home (DOOH), search, social and digital audio.

NOTE 2:       SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

The consolidated financial statements include the accounts of Perion and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated.

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. Generally Accepted Accounting Principles (“GAAP”) requires management to make estimates, judgments and assumptions that affect the amounts reported and disclosed in the financial statements and the accompanying notes. Actual results could differ materially from those estimates. On an ongoing basis, the Company's management evaluates its estimates, including those related to revenue recognition, allowance for credit losses, fair value of intangible assets and goodwill, useful lives of intangible assets, contingent consideration, fair value of share-based awards, realizability of deferred tax assets, and tax uncertainties. Such estimates are based on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of the Company’s assets and liabilities.

Segments

The Company operates as one operating segment. Operating segments are defined as components of an enterprise for which separate financial information is regularly evaluated by the Company’s chief operating decision maker ("CODM"), in deciding how to allocate resources and assess performance. The Company’s CODM is the chief executive officer.

The CODM utilizes consolidated GAAP measure of profit and loss to evaluate the Company's overall performance and inform resource allocation to support strategic priorities and capital allocation needs. The profit and loss measure most consistent with GAAP used by the CODM is consolidated net income.

There is no expense or asset information, that are supplemental to those disclosed in these consolidated financial statements, that are regularly provided to the CODM. Since the Company operates as one operating segment, financial segment information, including profit or loss and asset information, can be found in the consolidated financial statements.

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

Cash and cash equivalents and short-term bank deposits

The Company considers all short-term, highly liquid and unrestricted cash balances, with stated maturities of three months or less from date of purchase, as cash equivalents. Short-term deposits are bank deposits with maturities of more than three months but less than one year at the date acquired. The short-term deposits as of December 31, 2024 and 2023 are denominated primarily in USD and bear interest at an average annual rate of 5.84% and 6.67%, respectively.

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

The Company did not recognize an allowance for credit losses on marketable securities for the period ended December 31, 2024 and 2023.

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

The following table sets forth a summary of the changes in the fair value of the contingent consideration:

Balance as of December 31, 2023	$2,091
Increase in provision for expected credit losses	2,027
Recoveries collected	(597)
Amounts written off charged against the allowance	(986)
Foreign currency translation	3
Fair value as of December 31, 2024	$2,538

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Property and equipment

Property and equipment are stated at cost, net of accumulated depreciation and impairment. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets at the following annual rates:

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

The Company uses incremental borrowing rates based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The operating lease ROU asset also includes any lease payments made prior to commencement and lease incentives. An option to extend the lease is considered in connection with determining the ROU asset and lease liability when it is reasonably certain that the Company will exercise that option. An option to terminate is considered unless it is reasonably certain that the Company will not exercise the option. Lease expenses for lease payments are recognized on a straight-line basis over the lease term.

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

Goodwill

Goodwill reflects the excess of the purchase price of business acquired over the fair value of net assets acquired. Goodwill is not amortized but instead is tested for impairment, in accordance with ASC 350, Intangibles – Goodwill and Other, at the reporting unit level, at least annually at December 31 each year, or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. Any excess of the carrying amount of the reporting unit over its fair value is recognized as an impairment loss, and the carrying value of goodwill is written down to fair value. There were no impairment losses to goodwill during the periods presented.

Refer to Note 8 for further information.

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

The Company generates revenue primarily from two major sources:

Advertising Solutions Revenue - The company generates revenue from Advertising Solutions by delivering high-impact and standard ad formats across different channels including standard and high-impact display, social, CTV, digital audio and DOOH. In addition, the Company also generates revenue by delivering Web Publishers and DOOH Media Owners Solutions, such as Ad Server, SSP and Header Bidder. The company’s diverse, technology-focused multi-channel set of solutions is designed to drive consumer engagement and high ROI for advertisers through high-impact ad formats. The company’s solutions also include a content monetization platform that provides publishers with monetization tools across different channels, and a social platform that supports campaign management and media buying capabilities across all major social channels.

Search Advertising Revenue - The company generates Search Advertising revenue from service agreements with search partners. Search Advertising revenue is generated primarily from monthly transaction volume-based fees earned by the company for making applications available to online publishers and app developers on a revenue share basis relative to the revenue generated by such search partners.

Revenues are recognized upon successful delivery of advertisements typically measured by impressions, clicks, or actions.

For more disaggregated information of revenue refer to Note 18.

The Company has elected to apply the practical expedient such that it does not evaluate payment terms of one year or less for the existence of a significant financing component. The Company’s payments terms are less than one year. Therefore, no finance component is recognized.

The Company evaluates whether Advertising Solutions Revenue and Search Advertising Revenue should be presented on a gross basis, which is the amount that a customer pays for the service, or on a net basis, which is the amount of the customer payment less amounts the Company pays to publishers. In making that evaluation, the Company considers whether it controls the promised good or service before transferring that good or service to the customer. The Company considers indicators such as whether the Company is the primary obligor in the arrangement and assumes risks and rewards as a principal or an agent, whether it changes the products or performs part of the service, whether the Company has discretion in establishing prices and whether it controls the underlying advertising space. The evaluation of these factors is subject to significant judgment and subjectivity, and is based on management assessment of whether the Company is acting as the principal or an agent in the transaction.

The Company has determined that in certain arrangements it acts as principal because the Company controls the specified good or service before it is transferred to a customer, as such revenue is recorded on a gross basis, while in others it does not and revenue is recorded on a net basis.

Revenue is recognized net of any taxes collected from customers which are subsequently remitted to governmental entities.

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

Remaining performance obligations (RPOs) represent amounts collected on contracted revenue that have not yet been recognized. As of December 31, 2024 and 2023, the aggregate amount of the RPOs was $2,049 and $2,297, respectively. The Company anticipates that it will satisfy all its remaining performance obligations associated with the deferred revenue within the prospective fiscal year.

Accounts receivable include amounts billed and currently due from customers as well as amounts allowed to be billed according to contractual billing terms with customers.

Revenue recognized during 2024, 2023 and 2022 from amounts included within the Deferred revenue balance at the beginning of the period amounted to $2,297, $2,377 and $3,852, respectively.

Cost of revenue

Cost of revenue consists primarily of expenses associated with the operation of the Company’s server hosting, data verification and targeting, campaign creative, labor and customer support.

Traffic acquisition costs and media buy

Traffic acquisition costs and media buy consist primarily of payments to publishers and developers who distribute the Company’s search properties together with their products, as well as the cost of distributing the Company own products. In addition, media buy costs consist of the costs of advertising inventory incurred to deliver ads. Traffic acquisition costs are primarily based on revenue share agreements with the Company traffic sources and the media buy cost are primarily based on CPC (Cost-per-click) and CPM (Cost-per-mile), which are charged as incurred.

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

Severance expenses for the years ended December 31, 2024, 2023 and 2022 amounted to $2,583, $3,206, and $2,809, respectively. The balances of severance deposits and accrued severance pay are immaterial and included in other assets and other long-term liabilities on the accompanying balance sheets, respectively.

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

Total employer 401(k) contributions for the years ended December 31, 2024, 2023 and 2022 were $1,116, $1,006, and $865, respectively.

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

The Company estimates the fair value of its options using the Binomial option-pricing model.

Since 2022 only restricted share units (“RSUs”) were granted and the fair value is based on the market value of the underlying shares on the date of grant.

For options, the expected volatility is calculated based on the actual historical share price movements of the Company’s share. The expected option term represents the period that the Company’s share options are expected to be outstanding. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds, with a term which is equivalent to the expected term of the share-based awards.

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

The notional value of the Company’s derivative instruments designed as hedging instruments as of December 31, 2024 and 2023, amounted to $4,971 and $6,006, respectively.

The notional value of the Company’s derivative instruments not designed as hedging instruments as of December 31, 2024 and 2023, amounted to $0. Notional values in USD are translated and calculated based on the spot rates for options and SWAP. Gross notional amounts do not quantify risk or represent assets or liabilities of the Company; however, they are used in the calculation of settlements under the contracts.

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

Repurchase of shares

In prior years, the Company repurchased its ordinary shares on the open market and  holds these shares as treasury shares , with their acquisition cost presented as a reduction of shareholders' equity.

In 2024, the Company initiated a new share repurchase program authorized by the Board of Directors, under which repurchased ordinary shares are immediately retired upon repurchase. Upon retirement, the par value of the repurchased shares is deducted from ordinary share capital, and the excess of the repurchase price over the par value is recorded as a reduction of Additional Paid-in Capital. See Note 13, “Share repurchase,” for further details.

Prior-period financial statements correction of immaterial errors:

With respect to the year ended December 31, 2024, the Company recorded a correction of prior-period errors related to the share-based compensation expenses. The Company assessed the materiality of these errors on the financial statements for prior periods in accordance with the SEC Staff Accounting Bulletin (SAB) No. 99, Materiality, codified in ASC 250, Presentation of Financial Statements, and concluded that they were not material to prior years presented. However, the Company determined that the impact of the misstatement to its financial statements for the year ended December 31, 2024 was material. In accordance with ASC 250, the Company has corrected the misstatement for the years ended December 31, 2023 and December 31, 2022 by revising the consolidated financial statements appearing herein. The impact of the errors on the Company’s consolidated balance sheet as of December 31, 2023 and 2022 was an understatement of additional paid-in capital of $2,450 and $1,746, respectively, resulted in an overstatement of retained earnings of $2,450 and $1,746, respectively.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following tables summarize the effects of the corrections on the Company’s consolidated statements of comprehensive loss for the years ended December 31, 2023 and 2022:

	Year Ended December 31, 2023
	As Previously Reported	Adjustment	As Revised
Cost of revenue	$37,830	$23	$37,853
Research and development	33,066	814	33,880
Selling and marketing	57,991	1,350	59,341
General and administrative	31,799	263	32,062
Total Costs and Expenses	626,415	2,450	628,865
Income from Operations	116,740	(2,450)	114,290
Income before Taxes on income	137,691	(2,450)	135,241
Net Income	117,413	(2,450)	114,963
Net Earnings per Share - Basic	2.49	(0.05)	2.44
Net Earnings per Share - Diluted	$2.34	$(0.04)	$2.30

	Year Ended December 31, 2022
	As Previously Reported	Adjustment	As Revised
Cost of revenue	$30,404	$(3)	$30,401
Research and development	34,424	198	34,622
Selling and marketing	56,014	1,435	57,449
General and administrative	27,629	116	27,745
Total Costs and Expenses	531,094	1,746	532,840
Income from Operations	109,162	(1,746)	107,416
Income before Taxes on income	113,664	(1,746)	111,918
Net Income	99,225	(1,746)	97,479
Net Earnings per Share - Basic	2.21	(0.04)	2.17
Net Earnings per Share - Diluted	$2.06	$(0.04)	$2.03

Recently Adopted Accounting Pronouncements:

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures” (“ASU 2023-07”). Additional segment reporting information required by ASU 2023-07 includes: disclosing the title and position of the individual or the name of the group or committee identified as the CODM, provide in interim periods all disclosures about a reportable segment’s profit or loss and assets that are currently required annually, and additional disclosures regarding significant segment expenses. Effective December 31, 2024, the Company has adopted this standard retroactively. The adoption of this ASU affects only disclosures, with no impacts to the Company's financial condition and results of operations.

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

In November 2024, the FASB issued ASU 2024-03, “Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income (loss) Statement Expenses" (“ASU 2024-03”). ASU 2024-03 requires disaggregation of certain costs and expenses included in each relevant expense caption on the Company's consolidated income (loss) statements in a separate note to the financial statements at each interim and annual reporting period, including amounts of purchases of inventory, employee compensation, depreciation, and intangible asset amortization. ASU 2024-04 is effective fiscal years beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2024-03.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:       MARKETABLE SECURITIES

 The following is a summary of available-for-sale marketable securities by investment categories and contractual maturities as of December 31, 2024:

	December 31, 2024
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value

Matures within one year:
Corporate debentures	$28,757	$38	$6	$28,789
Government agencies	10,845	4	7	10,842
Government debentures	19,721	24	9	19,736
	$59,323	$66	$22	$59,367

Matures after one year through three years:
Corporate debentures	$9,460	$46	$8	$9,498
Government agencies	1,043	-	2	1,041
Government debentures	7,865	19	16	7,868
	$18,368	$65	$26	$18,407

Total	$77,691	$131	$48	$77,774

For the year ended December 31, 2024, the unrealized losses related to marketable securities were as a result of market fluctuations and not due to credit related losses, therefore, the Company did not record an allowance for credit losses for its available-for-sale marketable securities.

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

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:       MARKETABLE SECURITIES (Cont.)

Investments with continuous unrealized losses for less than 12 months and 12 months or greater and their related fair values were as follows:

	December 31, 2024
	Less than 12 months		More than 12 months		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses

Corporate debentures	$29,905	$-	$5,920	$14	$35,825	$14
Government agencies	8,594	7	3,289	2	11,883	9
Government debentures	26,584	23	3,482	2	30,066	25

Total	$65,083	$30	12,691	$18	$77,774	$48

As of December 31, 2023, the Company had no investments with unrealized loss for more than 12 months.

NOTE 4:	FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2024:

	December 31, 2024
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Financial Assets:
Money market funds	$66,187	$-	$-	$66,187
Available-for-sale marketable securities	-	77,774	-	77,774
Derivative assets	-	114	-	114

Total financial assets	$66,187	$77,888	$-	$144,075

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:	FAIR VALUE OF FINANCIAL INSTRUMENTS (Cont.)

The following table presents financial assets measured at fair value on a recurring basis as of December 31, 2023:
	December 31, 2023
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Financial Assets:
Money market funds	$81,429	$-	$-	$81,429
Available-for-sale marketable securities	-	77,616	-	77,616
Derivative assets	-	234	-	234

Total financial assets	$81,429	$77,850	$-	$159,279

Financial Liabilities:
Derivative liabilities	$-	$20	$-	$20
Contingent consideration in connection to the acquisitions	-	-	69,715	69,715

Total financial liabilities	$-	$20	$69,715	$69,735

The following table sets forth a summary of the changes in the fair value of the contingent consideration:

Fair value as of December 31, 2023	$69,715
Payments of contingent consideration	(71,256)
Changes in fair value of contingent consideration	1,541
Fair value as of December 31, 2024	$-

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:	ACQUISITIONS

a.	Content IQ LLC

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

As of December 31, 2024, the remaining balance of the contingent consideration was settled. In 2022, 2023 and 2024 the change in fair value of the contingent consideration that was recorded as income in the statement of income was $0, $0 and $1,541, respectively.

b.
Pub Ocean

On July 22, 2020, the Company acquired the net assets of Pub Ocean Limited, also known as “Pub Ocean” (the “Pub Ocean Acquisition"), digital publisher-focused technology company with scalable content distribution and real-time revenue analytics technology.

The total consideration for the acquisition was $13,399, comprised of $4,000 paid in cash at closing and a contingent consideration (with a maximum amount of up to $17,000), tied to financial targets over a two-year period, estimated at fair value of $9,399 on the acquisition date. In addition, the acquisition includes a retention-based component of up to $1,000. As of December 31, 2022, the remaining balance of the contingent consideration was settled. In 2022 the change in fair value of the contingent consideration that was recorded as income in the statement of income was $3,816.

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

As of December 31, 2024, the remaining balance of the contingent consideration was settled.

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

The following table summarizes the allocation of the purchase price consideration as of the acquisition date and the adjustment included in the measurement period for the transaction noted above:

	Initially Reported as of December 31, 2023	Measurement Period Adjustment	December 31, 2024
Net Assets[1]	$8,853	$889	$9,742
Technology	35,072	-	35,072
Customer Relationship	11,206	-	11,206
Tradename	3,158	-	3,158
Deferred Taxes	(3,806)	-	(3,806)
Goodwill	52,448	(889)	51,559
Net assets acquired	$106,931	$-	$106,931

1 Includes cash in the amount of $5,010.

The initially reported amounts presented in the table above pertained to the preliminary purchase price allocation reported in the Company's 2023 financial statements. The measurement period adjustment was associated with the Goodwill and Net Assets.

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

NOTE 6:       RESTRUCTURING COSTS AND OTHER CHARGES

During 2024 the company carried out a restructuring plan to adjust its operations and increase efficiency.

Restructuring costs for the year ended December 31, 2024 were as follows:

	Employee termination costs	Contract termination	Intangible assets write-off	Total

Cost of revenue	$29	$26	$-	$55
Research and development	676	17	3,385	4,078
Selling and marketing	495	36	1,984	2,515
General and administrative	205	42	-	247
Total	$1,405	$121	$5,369	$6,895

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:	PROPERTY AND EQUIPMENT, NET

	December 31,
	2024	2023
Cost:
Computers and peripheral equipment	$6,448	$6,449
Office furniture and equipment	3,081	2,407
Leasehold improvements	12,586	7,078
Capitalized software	12,473	12,473

Total cost	34,588	28,407
Less: accumulated depreciation and amortization	(25,672)	(25,228)
Property and equipment, net	$8,916	$3,179

Depreciation expenses related to the Company’s property and equipment totaled to $2,070, $1,644 and $1,954, for the years ended December 31, 2024, 2023 and 2022, respectively.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:	GOODWILL AND OTHER INTANGIBLE ASSETS, NET

a.	Goodwill

The changes in the net carrying amount of goodwill in 2024 and 2023 were as follows:

Balance as of January 1, 2023	$195,527

Acquisition of Hivestack	$52,448

Balance as of December 31, 2023	$247,975

Measurement period adjustment	$(889)

Balance as of December 31, 2024	$247,086

Goodwill has been recorded as a result of prior acquisitions and represents excess of consideration over the net fair value of the assets of the businesses acquired. As of December 31, 2024, the Company has two reporting units - Advertising Solutions and Search advertising. The Company performs tests for impairment of goodwill at the reporting unit level at least annually, or more frequently if events or changes in circumstances occur that would more likely than not reduce the fair value of a reporting unit below its carrying value.

During 2024, the Company experienced a significant decline in its stock price. In response, and as part of the Company’s annual impairment test, the Company performed a quantitative goodwill impairment test as of December 31, 2024, which indicated that the fair value of each reporting unit exceeded its carrying amount, and therefore, no impairment loss was recorded. The company used the income approach to measure the fair value of the reporting units. The significant assumptions used in the model mainly relate to the projected revenues and operating income in the forecasted years.

No goodwill impairment was incurred for the years ended December 31, 2024, 2023 and 2022.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:	GOODWILL AND OTHER INTANGIBLE ASSETS, NET (Cont.)

b.	Intangible assets, net

The following is a summary of intangible assets as of December 31, 2024:

	December 31, 2023	Write-off	Amortization	December 31, 2024

Acquired technology	$124,847	$-	$-	$124,847
Accumulated amortization	(51,106)	-	(11,657)	(62,763)
Impairment	(8,749)	-	-	(8,749)
Write-off due to restructuring	-	(3,384)	-	(3,384)
Acquired technology, net	64,992	(3,384)	(11,657)	49,951

Customer relationships	57,750	-	-	57,750
Accumulated amortization	(27,056)	-	(2,143)	(29,199)
Impairment	(10,426)	-	-	(10,426)
Write-off due to restructuring	-	(1,984)	-	(1,984)
Customer relationships, net	20,268	(1,984)	(2,143)	16,141

Tradename and other	21,661	-	-	21,661
Accumulated amortization	(13,159)	-	(567)	(13,726)
Impairment	(5,110)	-	-	(5,110)
Tradename and other, net	3,392	-	(567)	2,825

Intangible assets, net	$88,652	$(5,368)	$(14,367)	$68,917

The following is a summary of intangible assets as of December 31, 2023:

	December 31, 2022	Additions	Amortization	December 31, 2023

Acquired technology	$89,775	$35,072	$-	$124,847
Accumulated amortization	(41,023)	-	(10,083)	(51,106)
Impairment	(8,749)	-	-	(8,749)
Acquired technology, net	40,003	35,072	(10,083)	64,992

Customer relationships	46,544	11,206	-	57,750
Accumulated amortization	(24,976)	-	(2,080)	(27,056)
Impairment	(10,426)	-	-	(10,426)
Customer relationships, net	11,142	11,206	(2,080)	20,268

Tradename and other	18,503	3,158	-	21,661
Accumulated amortization	(12,874)	-	(285)	(13,159)
Impairment	(5,110)	-	-	(5,110)
Tradename and other, net	519	3,158	(285)	3,392

Intangible assets, net	$51,664	$49,436	$(12,448)	$88,652

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:	GOODWILL AND OTHER INTANGIBLE ASSETS, NET (Cont.)

The estimated useful life of the intangible assets are as follows:

Estimated useful life
Acquired technology	7-8 years
Customer relationship	8-15 years
Tradename	10 years

Amortization of intangible assets, net, in each of the succeeding five years and thereafter is estimated as follows:

2025	$11,792
2026	11,742
2027	11,707
2028	10,423
2029	6,392
Thereafter	16,861

$68,917

NOTE 9:	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2024	2023

Employees and payroll accruals	$17,959	$23,292
Government authorities	4,837	10,808
Accrued expenses	8,892	7,702
Other short-term liabilities	1,160	834

	$32,848	$42,636

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:	DERIVATIVES AND HEDGING ACTIVITIES

The fair value of the Company’s outstanding derivative instruments is as follows:

		December 31,
	Balance sheet	2024	2023

Derivatives designated as hedging instruments:

Foreign exchange forward contracts and other derivatives	''Prepaid expenses and other current assets''	$114	$234
	''Accrued expenses and other liabilities''	-	20
	''Accumulated other comprehensive income''	$114	$214

The net amounts reclassified from accumulated other comprehensive loss to the operating expenses are as follows:

	Gain (loss) recognized in Consolidated Statements of Comprehensive Income		Gain (loss) recognized in Consolidated Statements of Income
	Year ended December 31,	Statement of Income	Year ended December 31,
	2024		2024	2023	2022
Derivatives designated as hedging instruments:
Foreign exchange options and forward contracts	$(99)	"Operating expenses"	$250	$(1,233)	$(948)

Derivatives not designated as hedging instruments:
Foreign exchange options and forward contracts	-	"Financial expenses"	30	(140)	(75)

Total	$(99)		$280	$(1,373)	$(1,023)

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:	LEASES

In January 2014, the Company entered into a lease agreement for new corporate offices in Holon, Israel. The lease expires in January 2025, with an option by the Company to extend for two additional terms of 24 months each. In 2024, The Company decided not to extend the lease beyond its original expiration date in January 2025. The Company subleased part of the office to three different sub-tenants.

In May 2024, the Company entered into a lease agreement for new corporate offices in Tel Aviv, Israel. The lease expires in September 2034, including an option by the Company to extend for two additional terms of 36 and 24 months.

In June 2018, a US subsidiary entered into a lease agreement for its office at World Trade Center (WTC) New York. The lease expires in May 2026. The Company subleases the office to a sub-tenant which led to a decrease of $344 in 2022 on the value of its ROU asset. The decrease in ROU asset was recognized in the depreciation expenses.

In October 2022, a US subsidiary entered into an additional lease agreement for its office at World Trade Center (WTC) New York. The lease expires in December 2025.

Hivestack entered into a lease agreement for its office in Montreal, Canada. The lease expires in September 2025.

Certain other facilities of the Company are rented under operating lease agreements, which expire on various dates, the latest of which is in 2025. The Company recognizes rent expense under such arrangements on a straight-line basis.

The following table represents the weighted-average remaining lease term and discount rate:

	Year ended December 31,
	2024	2023

Weighted average remaining lease term	8.66 Years	2.03 Years
Weighted average discount rate	5.53%	5.05%

The discount rate was determined based on the estimated collateralized borrowing rate of the Company, adjusted to the specific lease term and location of each lease.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:	LEASES (Cont.)

Maturities of operating lease liabilities were as follows:

Year ending December 31,
2025	$4,275
2026	3,499
2027	2,722
2028	2,722
Thereafter	15,474

Total lease payments *)	$28,692

Less – imputed interest	(6,390)

Present value of lease liabilities	$22,302

*) Total lease payments are not offset by $5,318 of expected non-cancelable future sublease payments.

Facilities leasing expenses, net in the years 2024, 2023 and 2022 were $3,879, $1,993, and $2,846 respectively. Out of which, Sublease income amounted to $3,732, $3,598 and $2,533 in the years 2024, 2023 and 2022, respectively. Variable lease cost in the years 2024, 2023 and 2022 were $451, $272 and $224, respectively.

Cash paid for amounts included in measurement of lease liabilities during the years ended 2024, 2023 and 2022 were $8,287, $6,191, and $5,880, respectively.

NOTE 12:     COMMITMENTS AND CONTINGENCIES

On April 16, 2024, a purported shareholder of the Company, filed a putative class action complaint, alleging violations of U.S. federal securities laws against, the Company and certain of its current and former officers, in the United States District Court for the Southern District of New York (the “SDNY Action”).  The SDNY Action asserts claims under the Exchange Act that the defendants materially misrepresented and/or omitted facts in various public disclosures concerning the Company’s search advertising business and its partnership with Microsoft Bing. The lead plaintiffs appointed by the court, filed an amended complaint against the aforementioned defendants and one additional defendant,. On November 4, 2024, the Company filed a motion to dismiss the amended compliant, which is now fully briefed. The Company disputes the allegations of wrongdoing and intends to continue to vigorously defend against them.

On  April 11, 2024, a purported shareholder, filed a motion to certify a class action with the Financial Department of the District Court of Tel Aviv (the “DCTA”) against the above mentioned defendants. On August 8, 2024, the Company and the plaintiff filed a mutual motion with the DCTA requesting to stay the proceedings in DCTA until final adjudication of the SDNY Action. DCTA upheld the motion.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:     SHAREHOLDERS' EQUITY

a.
Share repurchase program

In February 2024, our board of directors approved a share repurchase program of up to $50,000. In April 2024, the program was expanded to a maximum of up to $75,000. As of December 31, 2024, we had repurchased a total of 5,200,000 ordinary shares at a total cost of $46,920 million under our share repurchase program. All shares repurchased will be retired.

b.	Ordinary shares The ordinary shares of the Company entitle their holders to voting rights, the right to receive cash dividend and the right to a share in excess assets upon liquidation of the Company.

c.
Share Options, Restricted Share Units and Warrants

In 2003, the Company's Board of Directors  approved the 2003 Equity Incentive Plan for an initial term of ten years from adoption and on December 9, 2012, extended the term of the Plan for an additional ten years (the "2013 Plan"). On August 7, 2013, the Company’s Board of Directors approved amendments to the 2013 Plan which include the ability to grant RSUs and restricted shares. On November 8, 2022 the Board extended the term of the 2013 Plan for an additional period of two years which has expired on December 9, 2024.  On November 19, 2024, the Board approved the adoption of a new equity incentive plan, the Perion Network Ltd. 2024 Share Incentive Plan, which became effective on the same date (the “2024 Incentive Plan” and together with the Plan, the “Equity Plans”). Following the adoption of the 2024 Incentive Plan, no awards were granted under the 2013 Incentive Plan.

The contractual term of the share options is generally no more than seven years and the vesting period of the options and the standard RSUs granted under the Plan is between one and three years from the date of grant. The rights of the ordinary shares issued upon the exercise of share options or RSUs are identical to those of the other ordinary shares of the Company.

As of December 31, 2024, there were 400,921 ordinary shares reserved for future share-based awards under the Plan.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:     SHAREHOLDERS' EQUITY (Cont.)

The following table summarizes the activities for the Company’s service-based share options and RSUs for the year ended December 31, 2024:

		Weighted average
	Number of options and RSUs	Exercise price	Remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2024	2,493,281	$0.84	66.70	$74,862
Granted	2,528,897	-	-	-
Exercised	(1,386,122)	0.38	-	19,135
Cancelled	(418,135)	0.13	-	-
Outstanding at December 31, 2024	3,217,921	$0.47	86.65	$25,849

Exercisable at December 31, 2024	250,710	$6.07	2.19	$717

Vested and expected to vest at December 31, 2024	2,972,446	$0.52	85.61	$48,895

The weighted-average grant-date fair value of options and RSUs granted during the years ended December 31, 2024, 2023 and 2022 was $10.83, $35.65, and $20.13, respectively. Total fair value of options and RSUs, as their respective vesting dates, during the years ended December 31, 2024, 2023 and 2022 was $19,798, $11,531, and $10,008, respectively.

The aggregate intrinsic value of the outstanding service-based equity grants at December 31, 2024, represents the intrinsic value of all outstanding options and RSUs since they were all in-the-money as of such date.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:     SHAREHOLDERS' EQUITY (Cont.)

The following table summarizes the activities for the Company’s performance-based RSUs for the year ended December 31, 2024:

		Weighted average
	Number of Performance based options and RSUs	Exercise price	Remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2024	532,028	$-	87.53	$16,424
Granted	1,234,482	-	-	-
Exercised	(230,991)	-	-	4,222
Cancelled	(512,317)	-	-	-

Outstanding at December 31, 2024	1,023,202	$-	99.22	$8,667

Exercisable at December 31, 2024	-	-	-	-

Vested and expected to vest at December 31, 2024	1,276,340	$-	96.15	$19,477

The weighted-average grant-date fair value of options and RSUs granted during the year ended December 31, 2024, 2023 and 2022 was $8.60, $34.18 and $20.58, respectively. The total fair value of options and RSUs, as their respective vesting dates, during the years ended December 31, 2024, 2023 and 2022 was $3,032, $2,506, and $2,434, respectively.

The aggregate intrinsic value of the outstanding performance-based equity grants at December 31, 2024, represents the intrinsic value of all outstanding options and RSUs since they were all in-the-money as of such date.

The number of service-based and performance-based options and RSUs expected to vest reflects an estimated forfeiture rate.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:     SHAREHOLDERS' EQUITY (Cont.)

The following table summarizes additional information regarding outstanding and exercisable service-based options and RSUs under the Company's Equity Incentive Plan as of December 31, 2024:

	Outstanding			Exercisable
Range of exercise price	Number of options and RSUs	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of options and RSUs	Weighted average remaining contractual life (years)	Weighted average exercise price

$-	2,967,211	93.78	$-	-	-	$-
2.87 –– 3.38	27,508	1.22	3.27	27,508	1.22	3.27
4.25 – 5.90	143,359	1.91	5.39	143,359	1.91	5.39
6.23 – 6.56	67,001	2.99	6.50	67,001	2.99	6.50
$12.02 – 21.35	12,842	3.27	17.34	12,842	3.27	17.34

	3,217,921	86.65	$0.47	250,710	2.19	$6.07

The following table summarizes additional information regarding outstanding and exercisable performance-based RSUs under the Company's share Option Plan as of December 31, 2024:

	Outstanding			Exercisable
Range of exercise price	Number of RSUs	Weighted average remaining contractual life (years)	Weighted average exercise price	Number RSUs	Weighted average remaining contractual life (years)	Weighted average exercise price

$-	1,023,202	99.22	$-	-	-	$-

The Company recognized share-based compensation expenses related to its share-based awards in the consolidated statements of income as follows:

	Year ended December 31,
	2024	2023	2022

Cost of revenue	$2,424	$942	$443
Research and development	5,797	3,559	2,327
Selling and marketing	9,592	8,345	5,963
General and administrative	9,399	5,194	4,583

Total	$27,212	$18,040	$13,316

As of December 31, 2024, there was $19,765 of unrecognized compensation cost related to RSUs. These amounts are expected to be recognized over a weighted-average period of 1.46 years related to RSUs. To the extent the actual forfeiture rate is different from what has been estimated, share-based compensation related to these awards will differ from the initial expectations.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:	FINANCIAL INCOME (EXPENSE), NET

	Year ended December 31,
	2024	2023	2022

Financial income:
Interest income	$18,988	$20,728	$4,993

Amortization/accretion of premium/discount on marketable securities, net	1,257	1,147	-
	$20,245	$21,875	$4,993

Financial expense:
Foreign currency translation losses	$(1,075)	$(567)	$(264)
Interest expense on debts	-	-	-
Bank charges and other	(650)	(357)	(227)
	$(1,725)	$(924)	$(491)

Financial income, net	$18,520	$20,951	$4,502

NOTE 15:     INCOME TAXES

a.	Income before taxes on income Income before taxes on income is comprised as follows:

	Year ended December 31,
	2024	2023	2022

Domestic	$5,873	$127,535	$106,332
Foreign	9,609	7,706	5,586

Total	$15,482	$135,241	$111,918

b.	Taxes on income Taxes on income are comprised as follows:

	Year ended December 31,
	2024	2023	2022

Current taxes	$5,905	$21,623	$16,758
Deferred tax benefit	(2,151)	(734)	(1,525)
Taxes in respect of previous years	(886)	(611)	(794)

Total	$2,868	$20,278	$14,439

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:     INCOME TAXES (Cont.)

Taxes on income by jurisdiction were as follows:

	Year ended December 31,
	2024	2023	2022

Domestic	$1,058	$19,466	$14,378
Foreign	1,810	812	61

Total	$2,868	$20,278	$14,439

Domestic:
Current taxes	$4,205	$21,106	$15,938
Deferred tax benefit	(2,394)	(1,594)	(860)
Taxes in respect of previous years	(753)	(46)	(700)

Total - Domestic	$1,058	$19,466	$14,378

Foreign:
Current taxes	$1,700	$517	$820
Deferred tax expense (benefit)	243	860	(665)
Taxes in respect of previous years	(133)	(565)	(94)

Total - Foreign	$1,810	$812	$61

Total income tax expense	$2,868	$20,278	$14,439

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
Deferred Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31,
	2024	2023
Deferred tax assets:
Net operating loss and other losses carry forwards	$10,029	$6,077
Research and development	3,504	3,345
Share-based compensation	3,061	2,125
Lease liabilities	3,273	1,514
Other temporary differences mainly relating to reserve and allowances	1,047	1,142
Deferred tax assets, before valuation allowance	$20,914	$14,203

Valuation allowance	$(3,676)	(2,119)
Deferred tax liability:
Right of use assets	$(2,835)	$(1,261)
Intangible assets	(5,886)	(6,643)
Deferred tax liability, before valuation allowance	$(8,721)	$(7,904)

Total deferred tax assets, net	$8,517	$4,180

Domestic:
Long term deferred tax asset, net	$3,122	$722
	$3,122	$722
Foreign:
Long term deferred tax asset, net	$5,395	$3,458
	$5,395	$3,458

Total deferred tax asset, net	$8,517	$4,180

The $340 and $1,557 change in the total valuation allowance for the year ended December 31, 2023 and 2024, respectively, relates to the projected utilization of certain operating loss carry-forwards and temporary differences for which a full valuation allowance was previously recorded and measurement period adjustments.

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
Reconciliation of the Company’s effective tax rate to the statutory tax rate in Israel

A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company, and the actual tax expense as reported in the statement of income is as follows:

	Year ended December 31,
	2024	2023	2022

Income before taxes on income	$15,482	$135,241	$111,918
Statutory tax rate in Israel	23.0%	23.0%	23.0%
Theoretical tax expense	$3,561	$31,105	$25,741

Increase (decrease) in tax expenses resulting from:
"Preferred Enterprise" benefits *	(2,415)	(15,753)	(11,255)
Non-deductible expenses	1,395	928	(2,306)
Tax adjustment in respect of different tax rate of foreign subsidiaries	741	407	313
Deferred taxes related to prior years	27	667	(55)
Previous years taxes	1,291	42	(136)
Change in valuation allowance	(319)	(340)	(185)
Change in unrecognized tax benefits	(1,422)	3,319	2,480
Other	9	(97)	(158)

Taxes on income	$2,868	$20,278	$14,439

* Benefit per ordinary share from "Preferred Enterprise" status:

Basic	$0.05	$0.33	$0.25
Diluted	$0.05	$0.31	$0.23

e.
Income tax rates

Taxable income of Israeli companies was generally subject to corporate tax at the rate of 23% in 2024, 2023 and 2022. However, the effective tax rate payable by a company that derives income from a Preferred Enterprise or a Preferred Technological Enterprise (as discussed below) may be considerably lower.

Non-Israeli subsidiaries are taxed according to the tax laws in their respective countries of residence.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:     INCOME TAXES (Cont.)

Deferred taxes were not provided for undistributed earnings of the Company’s foreign subsidiaries. Currently, the Company does not intend to distribute any amounts of its undistributed earnings as dividends. Accordingly, no deferred income taxes have been provided in respect of these subsidiaries. If these earnings were distributed to Israel in the form of dividends or otherwise, the Company would be subject to additional Israeli income taxes (subject to an adjustment for foreign tax credits) and foreign withholding taxes. As of December 31, 2024, certain foreign subsidiaries of the Company had undistributed earnings of $12.8 million, which were designated as indefinitely reinvested. If these earnings were repatriated to Israel, it would be subject to income taxes and to an adjustment for foreign tax credits and foreign withholding taxes. The Company has estimated the amount of unrecognized deferred tax liability related to these earnings to be approximately $2,100.

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

h.	Uncertain tax positions A reconciliation of the beginning and ending balances of the total amounts of unrecognized tax benefits is as follows:

	December 31,
	2024	2023

Balance at the beginning of the year	$12,722	$9,400
Decrease related to prior year tax positions, net	(3,652)	(755)
Increase related to current year tax positions, net	725	4,077

Balance at the end of the year	$9,795	$12,722

In 2024, the Company recognizes interest accrued related to unrecognized tax benefits and penalties in tax expenses. The Company had $1,022 and $910 for the payment of interest and penalties accrued at December 31, 2024, and 2023, respectively which are included in the balance at the end of the year.

The Company does not expect uncertain tax positions to change significantly over the next 12 months, except in the case of settlements with tax authorities, the likelihood and timing of which are difficult to estimate.

The Company’s tax assessments in Israel and the U.S. Federal for tax years prior to 2020 and 2021 respectively are considered final. The Company is currently under Israeli Tax authority audit for the years 2020-2022. Some of the Company’s US subsidiaries are under IRS audit for the year 2022. The Company has net operating losses in the U.S. from prior tax periods beginning in 2015 which may be subject to examination upon utilization in future tax periods.

i.
Tax loss carry-forwards

As of December 31, 2024, the Company’s U.S. subsidiaries have Federal net operating loss carry-forwards of $8,984 and States net operating loss carry-forwards of $9,964. Net operating losses generated in fiscal years prior to 2018 in the U.S. may be carried forward through periods which will expire in 2035. Net operating losses generated in 2018 and subsequent years in the U.S. may be carried forward indefinitely for Federal tax purposes yet are subject to certain limitations. Different states have varying rules regarding utilization and expiration of net operating losses. Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:     INCOME TAXES (Cont.)

As of December 31, 2024, the Company’s European subsidiaries have net operating loss carry-forwards of $5,922 which may be carried forward indefinitely.

The Company has accumulated capital losses for tax purposes as of December 31, 2024, of approximately $6,805, which may be carried forward and offset against taxable capital gains in the future for an indefinite period.

NOTE 16:	EARNINGS PER SHARE

The table below presents the computation of basic and diluted net earnings per common share:

	Year ended December 31,
	2024	2023	2022

Numerator:
Net income attributable to ordinary shares – basic and diluted	$12,614	$114,963	$97,479

Denominator:
Number of ordinary shares outstanding during the year	47,281,588	47,128,232	44,871,149
Weighted average effect of dilutive securities:
Employee options and restricted share units	2,274,189	2,945,753	3,200,489

Diluted number of ordinary shares outstanding	49,555,777	50,073,985	48,071,638

Basic net earnings per ordinary share	$0.27	$2.44	$2.17

Diluted net earnings per ordinary share	$0.25	$2.30	$2.03

Potential ordinary shares equivalents excluded because their effect would have been anti-dilutive	958,583	-	456,696

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17:	MAJOR CUSTOMERS

A substantial portion of the Company's revenue is derived from search fees and online advertising, the market for which is highly competitive and rapidly changing. Significant changes in this industry or in customer buying behavior would adversely affect the Company’s operating results.

The following table sets forth the customers that represent 10% or more of the Company’s total revenue in each of the years presented below:

	Year ended December 31,
	2024	2023	2022

Customer A	23%	34%	35%
Customer B	10%	11%	Less than 10%

NOTE 18:	GEOGRAPHIC INFORMATION

The following table presents the total revenue for the years ended December 31, 2024, 2023 and 2022, allocated to the geographic areas in which they were generated:

	Year ended December 31,
	2024	2023	2022

U.S.	$373,039	$638,748	$536,331
Other	125,247	104,407	103,925

	$498,286	$743,155	$640,256

The total revenue is attributed to geographic areas based on the location of the end-users.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 18:	GEOGRAPHIC INFORMATION (Cont.)

The following table presents the locations of the Company’s long-lived assets as of December 31, 2024 and 2024:

	December 31,
	2024	2023

Israel	$25,520	$3,900
U.S.	3,075	5,785
Other	530	103

	$29,125	$9,788

NOTE 19:     SUBSEQUENT EVENTS

1.
In March 2025, our board of directors approved an additional $50,000 expansion of the previously authorized share repurchase program (which was approved in February 2024 and expanded in April 2024), to a total of $125,000. This expansion of the program is subject to the issuance of the Company’s audited annual financial report for the year 2024, which is part of this annual report.

2.
On February 13, 2025, a purported shareholder filed a putative derivative action on behalf of the Company in the SDNY against all of the Company’s directors and certain of its officers and former directors, principally alleging that the Board breached its duties by allowing the Company to make material misrepresentations and/or omissions in various public disclosures concerning the Company’s search advertising business and partnership with Microsoft Bing (the “Derivative Action”).  The Derivative Action is currently pending.  The Company also disputes the allegations of wrongdoing and intends to defend against them vigorously.

ITEM 19. EXHIBITS:

		Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished
1.1	Memorandum of Association of Perion, as amended and restated (translated from Hebrew)	20-F	000-51694	1.1	March 16, 2022
1.2	Articles of Association of Perion, as amended and restated	20-F	000-51694	1.2	March 16, 2022
2.1	Description of Perion’s Securities registered pursuant to Section 12 of the Securities Exchange Act of 1934	20-F	000-51694	2.1	April 8, 2024
4.1†	Perion 2003 Israeli Share Option Plan and U.S. Addendum	20-F	000-51694	4.1	April 29, 2013
4.2†	Perion Equity Incentive Plan as amended on November 8, 2022	20-F	000-51694	4.2	March 15, 2023
4.3†	Perion Network Ltd. 2024 Share Incentive Plan	S-8	333-284011	99.1	December 23, 2024
4.4†	Compensation Policy for Directors and Officers, as amended on September 30, 2024					*
4.5†	A Form of Indemnification Letter Agreement between the Company and its Present and Future Directors and Officers	20-F	000-51694	4.17	March 27, 2018
4.6	Bing Services Framework Agreement by and between Perion Network Ltd. and Microsoft Ireland Operations Limited, effective as of January 1, 2021***	20-F	000-51694	4.6	March 25, 2021
4.7	Summary in English of Lease Agreement by and between Perion Network Ltd. and Melisron Ltd., and AFI Properties Ltd., Dated as of March 27, 2024***					*
8.1	List of Subsidiaries					*
11.1	Perion Insider Trading Policy					*
12.1	Certification required by Rule 13a-14(a) or Rule 15d-14(a) executed by the Chief Executive Officer of the Company					*
12.2	Certification required by Rule 13a-14(a) or Rule 15d-14(a) executed by the Chief Financial Officer of the Company					*
13.1	Certification required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code					**
13.2	Certification required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code					**
15.1	Consent of Kost Forer Gabbay & Kasierer, a member of EY Global, Independent Auditors					*
97.1†	Perion Policy for recovery of erroneously awarded compensation	20-F	000-51694	97.1	April 8, 2024
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104**	Inline XBRL for the cover page of this Annual Report on Form 20-F (embedded within the Inline XBRL document)

*	Filed herewith.
**	Furnished herewith.
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

PERION NETWORK LTD.

	By:	/s/ Tal Jacobson
Name: Tal Jacobson
Title: Chief Executive Officer

	By:	/s/ Elad Tzubery
Name: Elad Tzubery
Title: Chief Financial Officer

Date: March 25, 2025