Form 20-F
period 2025-12-31
Perion Network Ltd.
filed 2026-03-16
CIK 1338940

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

As of December 31, 2025, the Registrant had outstanding 39,024,964 ordinary shares, par value NIS 0.03 per share (excluding treasury shares).

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

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes ☐ No ☒

INTRODUCTION

Terms

As used herein, and unless the context suggests otherwise, the terms “Perion,” “Company,” “we,” “us” or “ours” refer to Perion Network Ltd. and subsidiaries. References to “dollar” and “$” are to U.S. dollars, the lawful currency of the United States, and references to “NIS” are to New Israeli Shekels, the lawful currency of the State of Israel. This annual report on Form 20-F contains translations of certain NIS amounts into U.S. dollars at specified rates solely for your convenience. These translations should not be construed as representations by us that the NIS amounts actually represent such U.S. dollar amounts or could, at this time, be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, we have translated NIS amounts into U.S. dollars at an exchange rate of NIS 3.190 to $1.00, the representative exchange rate reported by the Bank of Israel on December 31, 2025.

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

•	The rapid development and broad adoption of generative AI chatbots cause a shift to AI mediated content and a decrease in web traffic and a disruption in our industry, which could harm our business.

•
Large and established internet and technology companies, such as Google, Meta, Apple, TikTok and Amazon, play a substantial role in the digital advertising market and may significantly harm our ability to operate in this industry.

•
If the demand for digital advertising does not continue to grow or customers do not embrace our solutions, including our Perion One platform, it could have a material adverse effect on our business and results of operation.

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

•
The development and use of AI, any actual or perceived failure to comply with evolving legal and regulatory frameworks related thereto, and the increase of competition in the advertising technology due to the impact of AI, could adversely affect our business, results of operations, and financial condition.

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

•
Our search advertising solution depends highly upon revenue generated from our agreements with our search provider. Any adverse changes in those agreements could adversely affect our business, financial condition and results of operations.

•
The emergence of AI-powered tools and generative AI search alternatives have reduced traditional search engine usage, which could materially adversely affect our business, financial condition and results of operations.

•	The generation of search advertising revenue through publishers is subject to competition. If we cannot compete effectively in this market, our revenue is likely to decline.

•	In order to receive advertising generated revenue from our search providers, we depend, in part, on factors outside of our control.

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

•
We depend on third-party service providers, suppliers and vendors, such as Internet, telecommunication, data centers, cloud computing and hosting providers as well as data providers, to operate our platform, websites and services. Temporary failure of these services, including catastrophic or technological interruptions, would materially reduce our revenue and damage our reputation, and securing alternate sources for these services could significantly increase our expenses and be difficult to obtain.

•
Our business depends on our ability to collect, use, maintain and otherwise process data, including personal data, to help our clients deliver advertisements and to disclose data relating to the performance of advertisements. Any limitation imposed on our collection, use, maintenance or other processing of this data could significantly diminish the value of our solution and cause us to lose sellers, buyers, and revenue. Regulations, legislation or self-regulation relating to data protection, data privacy, cybersecurity, AI, e-commerce and internet advertising and uncertainties regarding the application or interpretation of existing or newly adopted laws and regulations threaten our ability to collect, use, maintain and otherwise process this data, could harm our business and subject us to significant costs and legal liability for non-compliance.

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

In addition, statements indicating that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject at the relevant time. These statements are based on information available to us as of the date of this Annual Report. While we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.

The forward-looking statements made in this Annual Report relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this Annual Report to reflect events or circumstances after the date of this Annual Report or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments.

PART I

ITEM 1.          IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.          OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.          KEY INFORMATION

A.	SELECTED FINANCIAL DATA

Reserved.

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

An investment in our ordinary shares involves a high degree of risk since we are subject to various risks and uncertainties relating to or arising out of the nature of our business and general business, economic, financial, legal, geopolitical, and other factors or conditions that may affect us. We believe that the occurrence of any one or some combination of the following factors could have a material adverse effect on our business, financial condition, cash flows, and results of operations. You should carefully consider the risks described below, as well as the other information in this Annual Report, before making an investment decision. We can give no assurance that we will successfully address any of these risks.

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

We generally do not enter into long-term contracts with our advertising customers, which include brands, demand side partners, advertising agencies, and supply side partners, and such customers do business with us on a non-exclusive basis. In most cases, our customers may terminate or reduce the scope of their agreements with little or no penalty or notice. Accordingly, our business is highly vulnerable to adverse economic conditions, market evolution (e.g., the shift to AI-mediated content), development of new or more compelling offerings by our competitors and development by our advertising customers of in-house replacement services. Any reduction in spending by, or loss of, existing or potential advertisers and advertising agencies would negatively impact our business, financial conditions and results of operation.

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

The rapid development and broad adoption of generative AI chatbots cause a shift to AI mediated content and a decrease in web traffic and a disruption in our industry, which could harm our business.

The shift to AI-mediated content consumption threatens traditional AdTech revenue streams through reduced web traffic, fewer ad impressions, and disrupted attribution. AdTech industry's business model, and our business model, rely on users’ web traffic, and our search business model relies significantly on third-party search engine results. This dependence exposes our operations to the evolving landscape of artificial intelligenc (“AI”) technologies, including OpenAI’s ChatGPT, Grok by X, Anthropic’s Claude, Microsoft’s Copilot and Google’s Gemini, which are increasingly becoming integral to search engines. As AI chatbots and AI-driven search features provide direct answers without redirecting users to publisher sites, fewer page views and fewer clicks are generated, leading to a significant decline in traditional search engine volume and web traffic, a trend that is expected to accelerate in the future. This decline in volume results in decreased revenues and may adversely impact our financial results, a trend we expect to deepen going forward. For additional information, see also the Risk Factor titled - “The emergence of AI-powered tools and generative AI search alternatives have reduced traditional search engine usage, which could materially adversely affect our business, financial condition and results of operations.”

Furthermore, AI companies, such as OpenAI, Anthropic, Google, Microsoft, X and other companies developing AI platforms introduce and are expected to continue introducing tools that could enhance competition in the advertising technology industry and reduce barriers to entry. Additionally, the rapid proliferation of accessible, enterprise-grade artificial intelligence platforms, such as those offered by OpenAI for sales and marketing, may enable brands to independently generate ad variations and analyze campaign performance. If brands or advertising agencies increasingly rely on these generalized third-party AI solutions rather than our platform to execute their marketing strategies, the demand for our offerings could decline, materially adversely affecting our revenue and results of operations.

Large and established internet and technology companies, such as Google, Meta, Apple, TikTok and Amazon, play a substantial role in the digital advertising market and may significantly harm our ability to operate in this industry.

Google, Meta, Apple, TikTok and Amazon account for a large portion of the digital advertising market and digital advertising budgets. The high concentration in the market subjects us to the risk of any unilateral changes Google, Meta, Apple, TikTok or Amazon may make with respect to advertising on their respective lucrative platforms. These changes may significantly harm our ability to operate in this industry and we could be limited in our ability to respond and adjust to such changes.

These companies, along with other large and established internet and technology companies, may also leverage their power to make changes to their web browsers, operating systems, platforms, networks or other products or services in ways that impact the entire digital advertising marketplace.

Google’s Chrome internet browser supports the “Better Ads Standards” implemented by the Coalition for Better Ads, an industry body formed by leading international trade associations and companies involved in online media (in which one of our US subsidiaries is also a member) and removes all ads from certain sites that violate this standard. In addition, while Google announced in July 2024, that it reversed its plans to deprecate third-party cookies in its Chrome browser, and subsequently announced in April 2025 that it will not introduce a new standalone user-facing choice prompt for third-party cookies in Chrome as previously indicated, meaning users will continue to manage cookie preferences through Chrome’s existing privacy settings, it also announced the introduction of a new feature in Chrome providing users with a more informed choice regarding their web browsing data. Furthermore, Google has announced an initiative known as “IP Protection,” to be introduced as a feature in Chrome’s Incognito mode, which will allow the anonymization of the user’s IP address, to help protect it from being used by third parties for web-wide cross-site tracking. If implemented, this could limit geo-targeting for advertisements for users of Chrome Incognito. Moreover, the leading mobile operating systems, Apple iOS and Google Android have implemented and may plan to further implement, advertising and targeting restrictions within applications running on their platforms, including the requirement to obtain user consent before permitting access to Apple’s unique identifier and allowing users to opt-out of tracking across devices on Android.

These changes, together with other advertisement-blocking technologies incorporated in or compatible with leading internet browsers and operating systems, as well as the emergence of new or alternative internet browsers and browser-like environments introduced by existing or new market participants (including AI-enabled browsers), may further impact the digital advertising ecosystem. The monetization models, advertising formats and policies of such new browsers, including whether and to what extent advertising will be permitted, restricted or blocked by default, are still evolving and uncertain. If such browsers gain meaningful user adoption and adopt ad-free or more restrictive advertising models, or otherwise limit advertiser access, our (as well as those of our competitors’) advertising business could be adversely affected. These changes could materially impact the way we do business, and if we or our advertisers and advertising agencies and publishers are unable to quickly and effectively adjust and provide solutions to those changes, there could be an adverse effect on our revenue and performance.

The concentration of large companies within the industry and consolidation among participants within the digital advertising market could have a material adverse impact on our business, financial condition and results of operations.

The digital advertising industry has experienced substantial evolution and consolidation in the past and we expect this trend to continue, increasing the capabilities and competitive posture of larger companies, particularly those that are already dominant in various ways, and enabling new or stronger competitors to emerge. We are currently able to serve, track and manage advertisements on a variety of networks, platforms and websites for our customers as well as for our own operations. The consolidation trend could substantially harm our ability to operate if such larger companies decide not to permit us to serve, track or manage advertisements on their websites, platforms and/or on our properties, if they develop ad placement systems that are incompatible with our ad serving capabilities or if they use their market power to force their customers to use certain vendors on their networks or websites and/or on our properties.

Certain of our primary advertisers, advertising agencies and publishers are owned, affiliated with or controlled by a small number of large holding companies. If any of these holding companies decide to reduce, amend or terminate their business relationship with us for any reason, and/or in case there is a rapid and/or significant decline in inventory available to us, it may lead to a material adverse impact on our business, financial conditions and results of operation.

If the demand for digital advertising does not continue to grow or customers do not embrace our solutions, including our Perion One platform, it could have a material adverse effect on our business and results of operation.

A substantial portion of our advertising revenue is derived from the sale of our digital advertising solutions and we have made significant investments in our ability to deliver different types of advertisements on diverse digital channels, including high-impact web and CTV advertising, Outmax, Retail & Commerce, DOOH, AI based digital audio, audience segmentation -  SORT®, contextual and UID, and display and video, website publisher’s solutions, which are compatible on many devices and channels as well as different content monetization solutions for which we partner with advertising networks to serve ads on our properties as well as on properties of our publishers. Nonetheless, (i) customers may prefer other solutions than ours, (ii) the demand to our offerings may decrease due to the impact of the rapid development of generative AI on our industry; (iii) our integration, including in particular integration of our Perion One platform, with advertising networks may be unsuccessful, (iv) the implementation of our Perion One strategy and platform may be delayed, fail or be less successful than planned; (v) there may be a reduction in general demand for digital advertising or in spend for certain channels or solutions, or (vi) the demand for our specific solutions and offerings may decrease, as have impacted us in the past, and could lead to a material adverse impact on our business, financial conditions and results of operation.

Furthermore, in February 2025, we announced a transformation in our strategy, by unifying our business units under the Perion brand. This strategy intends to unify our brands and technologies into one advanced platform named Perion One, that will allow brands, agencies, and retailers navigating the complexities of modern advertising via the platform. If we fail to design and implement the Perion One strategy and the platform in a manner compelling to our business partners, if we fail to meet our technological goals in connection with the platform, or if the Perion One strategy and platform is not successful for other reasons, we may not be able to attract brands, agencies and retailers, which will adversely impact our ability to grow or otherwise adversely materially impact the results of our operations.  If our partners prefer other solutions than ours or otherwise decrease their business with us, this may lead to a material adverse impact on our business, financial conditions and results of operation.

Due to our evolving business model and rapid changes in the industry in which we operate and the nature of services we provide, it is difficult to accurately predict our future performance and may be difficult to increase revenue or profitability.

As the digital advertising ecosystem is dynamic, seasonal and subject to shifts in spending trends and other factors impacting the digital advertising ecosystem, such as the increasing use and relevance of generative AI, it is hard to predict our future performance, particularly with regard to the effect of our efforts to increase revenue and profitability. Although we diversify our business, there is no assurance that we will not be adversely affected by shifts in advertisers spending and other factors impacting our industry. If we are unable to continuously improve our systems and processes, including in particular our Perion One platform, adapt to the changing and dynamic needs of our customers or align our expenses with our revenue level, it will impair our ability to be compelling and may adversely affect our business and profitability.

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

We rely on a diverse set of supply sources, including publishers (such as direct publishers, advertising exchange platforms, media owners, social networks and other platforms) that aggregate advertising inventory to provide us with high-quality digital advertising inventory on which we deliver ads, collectively referred to as “supply sources”, as well as data brokers, data management platforms and other platforms that provide data to enhance our targeting capabilities. The future growth of our advertising business will depend, in part, on our ability to maintain, expand and further develop successful business relationships in order to increase the network of our supply sources.

Our supply sources typically make their advertising inventory available to us on a non-exclusive basis and are not required to provide any minimum amounts of advertising inventory to us or to provide us with a consistent supply of advertising inventory, at any predetermined price or through real-time bidding. Supply sources often maintain relationships with various demand partners that compete with us, and it is easy for such supply sources to quickly shift their advertising inventory among these demand partners, or to shift inventory to new demand partners, without notice or accountability. Supply sources may also change the terms on which they offer inventory to us, or they may allocate their advertising inventory to our competitors who may offer more favorable economic terms, better solutions or more advanced technology. Supply sources may also elect to sell all, or a portion, of their advertising inventory directly to advertisers and advertising agencies, or they may develop their own offerings competitive to ours, which could diminish the demand for our solutions. In addition, significant supply sources within the industry may enter into exclusivity arrangements with our competitors, which could limit our access to a meaningful supply of inventory. As a result of all of these factors, our supply sources may not provide us with sufficient amounts of high-quality digital advertising inventory in order for us to fulfill the demands of our advertising customers. Restrictions from advertisers, advertising agencies, DSPs or SSPs regarding usage of this inventory source have impacted us and could materially adversely impact our operations and revenue.

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

•	Supply sources may experience a decline in users’ traffic due to the extensive availability of generative AI chatbots, which would restrain our supply of available inventory.

•
Supply sources that offer online content and mobile applications may shift from an advertising-based monetization method to a pay-for-content/services model, allowing users of services to pay a subscription in exchange for not to being shown advertisements. If they elect not to pay, then in order to use the service, the user consents to the processing of their data for advertising purposes. This may reduce available inventory.

•
Social media platforms, such as Meta’s Facebook, Instagram or TikTok, are “walled gardens” and are and may continue to be successful in keeping users within their sites, which may be competitive to our offerings and solutions. If, as a result, users are not on the open web, online advertising inventory outside of such platforms (including our publishers’ and our owned and operated sites) may be reduced or may become less attractive to our advertising customers.

•
Supply sources may be reluctant or unable to adopt certain of our proprietary and unique high-impact display, CTV, Open Web, our AI-driven supply-side optimization technologies- SODA and other website publisher’s solutions for a variety of reasons (such as changes in user preference making such ad formats less desirable or concerns regarding page load latency, or technological limitations, such as in connection with header bidding or the ability to transact programmatically), resulting in limited advertising inventory supply for such formats and inhibiting our ability to scale such formats and technologies.

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

Maintaining and enhancing our brands is an important aspect of our efforts to attract and expand demand from brands, advertising agencies, demand side partners (which include third-party DSPs) and supply side partners (which include third-party SSPs). We have spent, and expect to continue spending, considerable sums and other resources on the establishment, building and maintenance of our brands, as well as on enhancing market awareness of them. Our brands, however, may be negatively impacted by a number of factors, including but not limited to, fraudulent, inappropriate or misleading content on our own sites and those we operate, as well as on publishers’ inventory on which we serve ads, service outages, product malfunctions, data protection, data privacy and cybersecurity issues, and exploitation of our trademarks by others without our permission. We are actively executing our  strategy, which is unifying the Company’s various brands and technologies into one advanced platform named Perion One, with the objective of enhancing the Perion brand over other legacy brands used by our Company. By transitioning from our legacy brands to our relatively newly adopted ones, we may lose some of the recognition and reputation associated with the brands we have discontinued. If we are unable to successfully execute this transition, or otherwise maintain or enhance our brand in a cost-effective manner, our business and operating results could be materially adversely affected.

Non-compliance with industry self-regulation could negatively impact our Advertising Solutions business, brand and reputation.

In addition to compliance with applicable laws and regulations, we voluntarily participate in industry self-regulatory bodies which promulgate best practices or codes of conduct addressing, among other things, data protection, data privacy, cybersecurity, brand safety and other aspects pertaining the delivery of digital advertising. Some of our subsidiaries voluntarily participate in several such trade associations and industry self-regulatory groups, such as the Network Advertising Initiative (NAI), and the Digital Advertising Alliance (DAA), the Interactive Advertising Bureau (IAB) and TAG Certified Against Fraud. If we or our subsidiaries are unable to follow and abide by the rules and principles provided by such self-regulatory bodies or align the conduct of our business and practices with changes to such rules and principles, we may be subject to investigations by such self-regulatory bodies or other accountability groups, or by our customers and partners as well as users. Handling such actions may require us to devote financial and managerial resources, require us to change our business practices, or cause damage to our brand, which in turn could materially adversely affect our business, financial condition and results of operations. We also could be adversely affected by new or altered self-regulatory guidelines that are inconsistent with our current practices or in conflict with applicable laws and regulations in the United States, Canada, Europe, Israel and other regions where we do business. Additionally, adherence to best practices set by these regulatory bodies does not necessarily mean that such practices will be deemed acceptable or fully compliant by privacy authorities. If we fail to abide by or are perceived as not operating in accordance with industry best practices or any industry guidelines or codes or regulations with regard to data protection, data privacy, cybersecurity, brand safety or other aspects pertaining the delivery of digital advertising, our reputation may suffer and we could lose relationships with both buyers and sellers which may adversely affect our business and results of operations.

We may be unable to deliver advertising in a brand-safe environment or protect inventory from receiving unsafe advertising or content, which could harm our reputation and cause our business to suffer.

It is important for advertisers that their advertisements are not placed in or near content that is unlawful or would be deemed offensive or inappropriate by their customers, or near other advertisements for competing brands or products. It is equally important for publishers not to have inappropriate content placed within their inventory. While we strive to have all of our advertisements appear in a brand-safe environment and all inventory free from inappropriate content, we cannot guarantee that they will be delivered in such an environment. If we are not successful in doing so, we may experience reputational damage that could impede our ability to attract new business and additionally could decrease business affairs with existing advertisers, advertising agencies and publishers, or our customers may seek to avoid payment or demand refunds, any of which could harm our business, financial condition and results of operations.

The advertising industry is highly competitive. If we cannot compete effectively and overcome the technological gaps in this market, our revenue is likely to decline.

We face intense competition in the advertising industry. We operate in a dynamic market that is subject to rapid development and the introduction of new technologies, products and solutions, changing branding objectives, evolving customer demands rules, regulations and industry guidelines, all of which affect our ability to remain competitive. There is a large number of digital media companies and advertising technology companies that offer products or services similar to or more compelling than ours that compete with us for finite advertising budgets and for limited inventory from publishers. Additionally, companies that do not currently compete with us in this space may change their strategy and the services they provide to be competitive if a revenue opportunity arises, and new or stronger competitors may emerge through consolidations or acquisitions in the market. Additionally, the advertising spends of large advertisers and agencies seeking to consolidate their technology partners may continue to migrate towards large technology platforms, including both social and walled-gardens players, which may harm our ability to operate in this industry and decrease our results of operations. If our digital advertising platforms and solutions, including our Perion One strategy which is unifying our brands and technologies into one advanced platform,   are not perceived as competitively differentiated, or if we fail to develop adequately to meet market evolution, or fail to acquire companies to help us overcome the technological gaps in a timely manner and meet the market demands, we could lose customers and market share or be compelled to reduce our prices and harm our operational results.

Our reputation is a key factor in our ability to compete successfully. There can be no assurances that our ability to compete effectively in the future may not be affected by negative market perception. Because of these factors, we continuously seek to diversify our product suite to respond to the changing needs and interests of our customers to benefit from a variety of different offerings, however, we cannot guarantee that we will always be able to accommodate such needs, that such efforts will yield the expected revenue or that we will adapt quickly enough (or in a cost-effective manner) to the global AI evolution or evolving changes in the industry in which we operate and related regulations, technologies, applications and devices, which could adversely impact our reputation, and, in turn, our business, financial condition and results of operations.

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

Our advertising clients expect and often demand that our advertising campaigns achieve certain performance levels based on metrics such as in our online business, user engagement, view ability, clicks or conversions; or, in our DOOH business, brand awareness, foot traffic, and sales lift to validate their value proposition, particularly as we offer costlier premium advertising services to clients. We may have difficulty achieving or proving these performance levels for a variety of reasons (for example, it may be difficult to track viewability on our proprietary high-impact ad units, either directly or through a third-party vendor), which could cause clients to cancel campaigns, not provide repeat business or request make-goods or refunds, any of which could have a material adverse effect on our business and results of operations.

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

Our publishers or advertisers and advertising agencies may decide not to allow us to collect some or all of this data or may limit our use, maintenance or other processing of this data. Additional details regarding limitations on the collection, use, maintenance and other processing of this data due to current and potential future laws and regulations are provided below under the Risk Factor titled – “Our business depends on our ability to collect, use, maintain and otherwise process data, including personal data, to help our clients deliver advertisements, and to disclose data relating to the performance of advertisements. Any limitation imposed on our collection, use, maintenance or other processing of this data could significantly diminish the value of our solutions and cause us to lose sellers, buyers, and revenue. Regulations, legislation or self-regulation relating to data protection, data privacy, cybersecurity, AI, e-commerce and internet advertising and uncertainties regarding the application or interpretation of existing or newly adopted laws and regulations threaten our ability to collect, use, maintain and otherwise process this data, could harm our business and subject us to significant costs and legal liability for non-compliance.”

If we do not continue to innovate and provide high-quality advertising solutions and services, we may not remain competitive, and our business and results of operations could be materially adversely affected.

Our success depends on our ability to provide customers with innovative, high-quality advertising solutions and services that foster consumer engagement. We face intense competition in the marketplace and are faced with rapidly changing technology, evolving industry standards, laws, rules and regulations and consumer needs, and the frequent introduction of new products and solutions by competitors, as well as publishers themselves, that we must adapt and respond to in order to remain competitive. Similarly, in order to remain competitive, we are required to adapt to the rapidly evolving AI landscape and the potential entry of new players reshaping our industry. Further, in order to remain competitive in the rapidly evolving landscape of advertising technologies, we must continue to invest in and rely on AI, both as the infrastructure of our platform and as a mechanism for driving efficiency and enabling generative capabilities. Our investments in AI technologies may not be successful, may not produce the desired outcomes, or may be insufficient in order to remain competitive. In order to be innovative and competitive, we rely on AI based technologies for our solutions and products. We spend substantial amounts of time and money researching and developing AI based products and enhanced versions of existing products. There is no assurance that our enhancements to our platform or our new products, capabilities, or offerings, will, either individually or in the aggregate, be compelling, successful in achieving its goals, gain market acceptance, or have a positive or material impact on our business, financial condition, or results of operations, in each case in a timely or cost-effective manner. While developments in AI in our industry may present significant opportunities to our business, at the same time, such developments may raise unexpected challenges, legal, reputational, ethical or technological, or may not function as expected. For more information on AI-related risks, see the Risk Factor titled – “The development and use of AI and any actual or perceived failure to comply with evolving legal and regulatory frameworks related thereto could adversely affect our business, results of operations, and financial condition. Additionally, AI could increase competition in the advertising technology industry.”

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

Our operating results will also suffer if our innovations are not responsive to the needs of our customers, are not appropriately timed with market opportunity or are not effectively brought to market. If we are unable to accurately forecast market demands or industry changes, if we are unable to develop or introduce our solutions and services in a timely manner, or if we fail to provide quality solutions and services that run without complication or service interruptions or do not respond properly to the ever-changing technological landscape, we may damage our brand and our ability to retain or attract customers. As online advertising technologies continue to develop, our competitors may be able to offer solutions that are, or that are perceived to be, substantially similar to or better than those offered by us. Customers will not continue to do business with us if our solutions do not deliver advertisements in an appropriate and effective manner, through a variety of distribution channels and methods, or if the advertising we deliver does not generate the desired results, or if we fail to meet customer expectations including but not limited to Perion One platform quality, reliability, costs, or execution efficiency. In addition, advertising customers may find that content made available through our properties is not suitable for their advertising requirements or that our competitors offer content which is more lucrative and relevant to their advertising needs, resulting in reduction of their advertising spend with us. If we are unable to meet these challenges, our business, financial condition and results of operations could be materially adversely affected.

The development and use of AI, any actual or perceived failure to comply with evolving legal and regulatory frameworks related thereto, and the increase of competition in the advertising technology due to the impact of AI, could adversely affect our business, results of operations, and financial condition.

We leverage new technologies and platforms to improve our products and business effectiveness, including use of AI technologies. We leverage machine learning for campaign delivery and optimization, using real-time predictions and algorithms to deliver the most effective advertisements for specific target audiences, in conjunction with our creative platform. Outmax, our AI agent, and our AI-based Perion One platform form the foundation of our transformation strategy. This is in addition to our existing AI-based offerings such as WAVE, our Waveform Audio Voice Engine, a generative AI-powered dynamic audio solution that enables advertisers to generate personalized audio advertising messages at scale, and SORT®, our Smart Optimization of Responsive Traits technology, which is a pre-bid technology solution that analyzes all of the non-personal data signals present when a user lands on a page in our advertising solutions networks and uses our proprietary AI technology to classify such signals into intent groups. The solution then serves the most relevant ad for that intent group.

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

In the United States and internationally, AI is the subject of evolving review by various governmental and regulatory agencies, including the SEC and the Federal Trade Commission (the “FTC”), and changes in laws and regulations governing the use of AI may adversely affect the ability of our business to use or rely on AI and our ability to provide and to improve our solutions and services, may require additional compliance measures and changes to our operations and processes, and may result in increased compliance costs and potential increases in civil claims against us.  Many federal, state and foreign government bodies and agencies have introduced or are currently considering additional laws and regulations governing the use of such technologies. For example, in March 2024, Utah enacted the Artificial Intelligence Policy Act, which imposes certain disclosure obligations and consumer protection responsibilities on companies that use generative AI. In May 2024, Colorado enacted the Colorado AI Act, which creates duties for developers and for those that deploy AI with a specific focus on preventing bias and discrimination. In September 2024, California enacted the California AI Transparency Act, which imposes transparency obligations on companies that develop or substantially modify AI models, and in September 2025 enacted the Transparency in Frontier Artificial Intelligence Act requiring developers of certain AI models to implement specified safety measures and make certain disclosures. In June 2025 Texas enacted the Texas Responsible Artificial Intelligence Governance Act which establishes a comprehensive legal framework for AI development, deployment, and oversight. On a federal level, in December 2025, the Trump administration issued the “Ensuring a National Policy Framework for Artificial Intelligence” executive order. This executive order calls for federal standards and legislation that would preempt conflicting state AI regulations and create a federal litigation task force focused on challenging state AI laws in court. The Trump administration may continue to rescind other existing federal orders and/or administrative policies relating to AI or may implement new executive orders and/or other rule making relating to AI in the future.

 The most comprehensive AI legislation passed in the European Union is the EU Artificial Intelligence Act (the “EU AI Act”) under which certain provisions regulating prohibited AI practices and AI literacy became effective on February 2, 2025 and certain provisions pertaining to general purpose AI models became effective on 2 August 2025, with additional provisions to become gradually applicable on later dates in 2026 and 2027. The EU AI Act contains a list of prohibited practices, classifies certain AI systems as high risk, depending on the level of risk they pose, includes transparency obligations for providers and deployers of certain AI systems, and includes obligations and requirements around general-purpose AI models and general-purpose AI systems. For example, fines for noncompliance include fines of up to the higher of €35,000,000 or 7 percent of a company’s total worldwide annual turnover for noncompliance with prohibited AI practices, fines of up to the higher of €15,000,000 or 3 percent of a company’s total worldwide annual turnover for noncompliance with the requirements for “high” risk AI systems, and fines of up to the higher of €7,500,000 or 1 percent of a company’s total worldwide annual turnover for the supply of incorrect, incomplete, or misleading information to notified bodies and national competent authorities in certain contexts. The foregoing laws and regulations, and any additional laws and regulations that have been, or may in the future be, enacted, may have an impact on our ability to develop, use and commercialize AI technologies in the future. Noncompliance with the EU AI Act could also result in other consequences such as loss of business opportunities or reputational damage. The European Commission’s Digital Omnibus Proposal, published in November 2025, includes proposed amendments to certain EU laws and regulations, including (among others) the EU AI Act, and was submitted to the European Parliament and the Council for review.

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

Additionally, the emergence of generative AI is anticipated to result in the development of tools that could enhance competition in the advertising technology industry and reduce barriers to entry that could have negative impacts on our business. For more information on AI relatd risks see Risk Factor titled – “The rapid development and broad adoption of generative AI chatbots cause a shift to AI mediated content and a decrease in web traffic and a disruption in our industry, which could harm our business.“

Sales efforts with advertisers and advertising agencies require significant time and expense and may ultimately be unsuccessful.

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

While we work with some advertisers directly, our primary advertising customers are advertising agencies, third-party DSPs and SSPs who are paid by their brand or other advertiser customers to develop their media plans. Such agencies, DSPs and SSPs in turn, contract with third parties, like us, to execute and fulfill their brands’ advertising campaigns. As a result, our future growth will depend, in part, on our ability to enter into and maintain successful business relationships with advertising agencies, third-party DSPs and SSPs.

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

Most of our products depend upon others’ platforms’ terms of use and policies (e.g., Google Chrome, Edge, Mozilla, Apple, and Microsoft) which could also affect the terms of use of other platforms in the industry. We do not control these platforms and cannot anticipate changes made to their policies, and as a result, we are subject to risks and uncertainties. These policies, guidelines and terms of service govern the promotion, distribution, content and operation generally of applications and content available through such platforms. Each platform has broad and usually absolute discretion to revise its terms of service, guidelines and policies, and those changes may have an adverse effect on us or our partners’ ability to use and distribute our products.

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

Geopolitical risks, including those arising from trade tension and/or the imposition of trade tariffs, terrorist activity or acts of civil or international hostility, such as the wars between Israel and its neighboring countries and regions, and armed conflicts between the U.S. and Israel against Iran are increasing.  Similarly, the ongoing military conflict between Russia and Ukraine has had negative impacts on the global economy, including by contributing to rapidly rising costs of living (driven largely by higher energy prices) and creating uncertainty in the global capital markets and is expected to have further global economic consequences, including disruptions of the global supply chain and energy markets. Further, other events outside of our control, including natural disasters, climate change-related events, pandemics, or health crises may arise from time to time and be accompanied by governmental actions that may increase international tension. Any such events and responses, including regulatory developments, may cause significant volatility and declines in the global markets, disproportionate impacts to certain industries or sectors, disruptions to commerce (including economic activity, travel and supply chains), loss of life and property damage, and may materially and adversely affect the global economy or capital markets, as well as our business and results of operations.

Additionally, the global economy, including credit and financial markets, has experienced extreme volatility and disruptions, and may continue to experience such disruptions in the future, including severely diminished liquidity and credit availability, difficulties in collection of funds related to accounts receivable, declines in consumer confidence, declines in economic growth, increases in unemployment rates, increases in inflation rates, higher interest rates and uncertainty about economic stability. As a result of these factors, our revenue may be affected by both decreased customer acquisition and lower than anticipated revenue growth from existing customers. For example, the ongoing military conflict between Russia and Ukraine has created extreme volatility in the global capital markets and has caused and could continue to cause disruptions of the global supply chain and energy markets. While the portion of our revenue directly associated with Russia, Ukraine and Israel is not material to our consolidated financial results, our business may be affected by broader economic factors caused or intensified by armed conflicts.

As a result of revisions in the U.S. administration’s policy, there have been changes to existing trade agreements, greater restrictions on free trade, and significant increases in tariffs on goods imported into the United States. Consequently, there is ongoing uncertainty about the future relationship between the U.S. and other countries regarding trade policies, taxes, government regulations, and tariffs. The U.S. has signaled its intention to modify trade policies, potentially renegotiating or terminating existing agreements and leveraging tariffs. For example, the U.S. has imposed tariffs on imports from China (beginning in 2018 and escalating through 2025) and has taken actions regarding tariffs on imports from Canada and Mexico (in 2025). Although major tariffs previously issued by the Trump administration under the International Emergency Economic Powers Act were found invalid by the United States Supreme Court,  administration immediately responded by invoking Section 122 of the Trade Act of 1974 to implement a temporary 10% global tariff effective February 24, 2026 and extensive tariff policy still marks the intention of the administration. These developments, along with retaliatory measures and further potential retaliatory measures by other governments, have introduced significant uncertainty into the market. Future actions by both the U.S. administration and foreign governments, regarding tariffs and international trade agreements may impact our industry and our business.

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

Risks Related to our Search Business

Our search advertising solution depends highly upon revenue generated from our agreements with our search provider. Any adverse changes in those agreements could adversely affect our business, financial condition and results of operations.

Our search advertising business is highly dependent on search services agreements with our search provider. There are only a few companies in the market that provide internet search and search advertising services, limiting the potential expansion of our search business.

In previous years, we have been highly dependent on our agreement with Microsoft Ireland Operations Limited. (“Microsoft” and the “Microsoft Agreement”, respectively). The Microsoft Agreement accounted for 34% and 23% of our revenue, in 2023 and 2024, respectively. In the first quarter of 2024, we experienced a decline in our search advertising activity, attributable to changes in advertising pricing and mechanisms implemented by Microsoft in its search distribution marketplace. These adjustments led to a reduction in Revenue Per Thousand Impressions (RPM) for both Perion and other Microsoft distribution partners. In the second quarter of 2024, we experienced an additional decline in our search advertising activity attributable to Microsoft’s exclusion of a number of publishers from its search distribution marketplace. These changes resulted in a material decrease in our search advertising activity and results of operations. The Microsoft Agreement expired on December 31, 2024, and the tail period concluded on December 31, 2025.

In 2024 and 2025, 10% and 16% of our revenue, respectively, was generated from our agreements with our current search provider in our search business. Going forward, we expect nearly all revenue generated from our search business to stem from this relationship.  If our agreement with such search provider is terminated, expire or is substantially amended on terms not favorable to us, we would experience a material decrease in our business, which could result in a material adverse effect on our business, financial condition and results of operations.

The emergence of AI-powered tools and generative AI search alternatives have reduced traditional search engine usage, which could materially adversely affect our business, financial condition and results of operations.

The rapid adoption of AI-powered tools, including generative AI assistants such as OpenAI’s ChatGPT, Google's Gemini, Microsoft’s Copilot, and similar technologies, has created new methods for users to obtain information that historically would have been obtained through traditional search engines. These AI-based solutions provide direct answers and conversational interfaces that reduce can significantly reduce the traditional search volume and web searches by users, consequently, causing a decline in page views and clicks on ads. This may result in a decline in the advertising impressions and clicks we can generate and lead to decreased revenue. We expect this trend to accelerate as AI usage deepens. We have limited ability to mitigate this risk, since we do not control the impact of this trend on the search business and our ability to pivot our model to align with such trends is limited.  If traditional search engine usage continues to decline and such decline accelerates due to AI adoption, our search advertising revenue could decrease in a rapid pace, faster than our expectations, which could have a material adverse effect on our business, financial condition, and results of operations. For additional information see also the Risk Factor titled – “The rapid development and broad adoption of generative AI chatbots cause a shift to AI mediated content and a decrease in web traffic and a disruption in our industry, which could harm our business.”

The generation of search advertising revenue through publishers is subject to competition. If we cannot compete effectively in this market, our revenue is likely to decline.

We obtain a significant portion of our revenue through the configuration of or search service as the default search provider during the download and installation of our publishers’ products and/or use by their services of our search offering and the subsequent searches performed by the users thereof. In each of the years 2024 and 2025, the top five publishers distributing our search services accounted for approximately 15% of our revenue, respectively. There can be no assurance that our current publishers will continue utilizing our revenue-generating monetization services at the levels they did in the past or at all or on terms not less favorable to us. Additionally, traffic from low-quality sources, including websites with irrelevant content or poor user engagement have impacted and may negatively impact the effectiveness of our search advertising. The loss of a substantial portion of our relationships with our publishers, or a substantial reduction in their level of activity, could cause a material decline in our revenue and profitability.

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

In order to receive advertising generated revenue from our search providers, we depend, in part, on factors outside of our control.

The amount of revenue we receive from search providers depends upon a number of factors outside of our control, including the amount such search providers charge for advertisements, the efficiency of the search providers’ systems in attracting advertisers and syndicating paid listings in response to search queries, and parameters established by such search provider regarding the number and placement of paid listings displayed in response to search queries. In addition, search providers analyze the relative attractiveness (to their advertiser) of clicks on paid listings from searches performed on or through our search assets, and these judgments factor into the amount of revenue we receive. Changes in the efficiency of a search providers’ paid listings network, in their judgment, about the relative attractiveness of clicks on paid listings or in the parameters applicable to the display of paid listings, which could come about for a number of reasons, including general market conditions, competition, inventory availability or policy and operating decisions made by the search providers we work with (as happened in the past), have previously materially impacted our business and could have an adverse effect on our business, financial condition and our results of operations. In the first quarter of 2024, we experienced a decline in our search advertising activity, attributable to changes in advertising pricing and mechanisms implemented by Microsoft in its search distribution marketplace. These adjustments led to a reduction in RPM for both Perion and other Microsoft distribution partners. In the second quarter of 2024, we experienced an additional decline in our search advertising activity attributable to Microsoft’s exclusion of a number of publishers from its search distribution marketplace. These changes resulted in a material decrease in our search advertising activity and results of operations. The Microsoft Agreement expired on December 31, 2024, and the tail period concluded on December 31, 2025. For additional information see also the Risk Factor titled - “Our search advertising solution depends highly upon revenue generated from our agreements with our search provider. Any adverse change in those agreements could adversely affect our business, financial condition and results of operations.”

Should the methods used for the distribution of our search solution, be blocked, constrained, limited, materially changed, based on a change of policies, technology or otherwise (as has happened in the past), or made redundant by any of our search engine providers, our ability to generate revenue from our search activity could be significantly reduced.

Typically, agreements with search providers, such as our agreement with Yahoo, require compliance with certain policies promulgated by them for the use of the respective brands and services, including the manner in which paid listings are displayed within search results, as well as the establishment of policies to govern certain activities of third parties to whom the search services are syndicated, including the manner in which those third parties can acquire new users and drive search traffic. Subject to certain limitations, search partners may unilaterally update their policies (as has happened in the past), which could, in turn, require modifications to, or prohibit and/or render obsolete certain of our search solutions, products, services and practices, which could be costly to address or otherwise have an adverse effect on our business, our financial condition and results of operations. Noncompliance with the search partners’ policies, whether by us or by third parties to which we syndicate paid listings, or by the publishers through whom we secure distribution arrangements could, if not cured, result in such companies’ suspension of some or all of their services to us, or to the websites of our third-party publishers, or the reimbursement of funds paid to us, or the imposition of additional restrictions on our ability to syndicate paid listings or distribute our search solution or the termination or expiration of the search distribution agreement by our search partners.

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

As we provide our services through the internet, we rely on our ability to work with different internet browsers. The internet browser market is extremely concentrated with Google’s Chrome, Apple’s Safari, Microsoft Edge and Mozilla’s Firefox, accounting for almost 94% of the desktop browser market in 2025, with Google’s Chrome alone accounting for more than 70%, based on StatCounter reports as of February 2026. In the past years, internet browser providers such as Google and Microsoft made changes and updated their policies and technology in general, and specifically those relating to changes of search settings. Each such change limits and constrains our ability to offer or change search properties. In addition, the desktop operating system market is very concentrated as well, with Microsoft Windows accounting for nearly 70% of the market in 2025 and Apple macOS accounting for nearly 15% of the market, based on StatCounter reports as of February 2026. In June 2018, Google limited the ability to install Chrome browser extensions by requiring distribution exclusively through the Chrome Web Store.  Some of these changes have adversely affected our ability to ensure that users’ browser settings remain optimally compatible with our services. If Microsoft, Google, Apple or other companies that provide internet browsers, operating systems, app stores or other platforms were to further restrict, discourage or otherwise hamper companies, like us, from offering or changing search services, this would cause a material adverse effect on our revenue and our financial results.

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

Historically, the market for search services on desktop computers has represented a significant portion of our search revenue. However, over the past years, internet usage has shifted from desktop computers to mobile devices, including smartphones and tablets.

In 2016, desktops accounted for 54.09% of global internet usage, but this share has steadily declined over the years, reaching 40.56% in 2025, according to StatCounter reports. Conversely, mobile devices, which had a 45.91% share in 2016, have experienced continuous growth, rising to 59.44% in 2025.

If this trend of increasing mobile device usage continues and desktop usage declines further, our search services could become less relevant in the marketplace, potentially impacting their ability to attract publishers and sustain web traffic.

Web- (or “cloud-”) based software and similar solutions do not require the user to download software to their device and thus provide a very portable and accessible alternative to downloadable software. While there are advantages and disadvantages to each method and system and the markets for each of them remain large, the market for web-based systems is growing at the expense of downloadable software. Should this trend accelerate faster than our partners’ ability to provide differentiating advantages in their downloadable solutions, this could result in fewer downloads of their products and lower search revenue generated through the use of these products.

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

Risks Related to our Financial and Corporate Structure

A loss of the services of our senior management and other key personnel could adversely affect the execution of our business strategy.

We depend on the capabilities and experience, and the continued services of our senior management. The loss of the services of members of our senior management could create a gap in management and could result in the loss of expertise necessary for us to execute our business strategy and thereby adversely affect our business.  In August 2023, Tal Jacobson, former General Manager of our search advertising business, was promoted to Chief Executive Officer. Following Jacobson’s promotion, our previous Chief Executive Officer, Doron Gerstel, stepped down from the executive team and later also from our board of directors (when Mr. Jacobson replaced him as a director). Furthermore, in connection with the launch and execution of our Perion One strategy, the majority of our senior management team changed in 2025. While we believe these leadership changes will benefit the company and support execution of our strategy, such widespread transitions inherently involve risks, including integration and execution risks.

Further, our ability to execute our business strategy depends in part on our ability to continue to attract, retain and motivate qualified, skilled and creative key personnel and management, in technical, marketing and sales and other positions, and in addition, to attract third-party technology vendors and other consultants and contractors. We operate out of different locations around the globe and competition for well-qualified employees in our industry is intense and our continued ability to compete effectively depends, in part, upon our ability to retain existing key employees and to attract new skilled and qualified key employees, which can be difficult, expensive and time-consuming. If we cannot attract and retain additional experienced key employees or if we lose one or more of our current key employees, our ability to implement our strategy, develop or market our products and attract or acquire new users and partners could be adversely affected. Although we have established programs to attract new employees and provide incentives to retain existing employees, particularly senior management, we cannot be assured that we will be able to retain the services of senior management or other key employees as we continue to integrate and develop our solutions or that we will be able to attract new employees in the future who are capable of making significant contributions and we may face challenges in adequately or appropriately integrating them into our workforce and organizational culture. See Item 6. “Directors, Senior Management and Employees.”

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

In addition, as a result of the intense competition for qualified human resources, the Israeli, American and Canadian high-tech markets as well as other markets have also experienced and may continue to experience significant wage inflation. Accordingly, our efforts to attract, retain and develop personnel may also result in significant additional expenses, which could adversely affect our profitability. Furthermore, in making employment decisions, particularly in the high-technology industry, job candidates often consider the value of the equity they are to receive in connection with their employment. While we offer competitive equity and compensation terms with our employees as a means of improving our employee retention, those terms and agreements may not be effective towards that goal in particular when the price of our ordinary shares significantly declines.

In light of the foregoing, there can be no assurance that qualified employees will remain in our employ or that we will be able to attract and retain qualified personnel in the future. Failure to retain or attract qualified personnel could have a material adverse effect on our business, financial condition and results of operations.

We have acquired and may continue to acquire other businesses. These acquisitions divert a substantial part of our resources and management attention and could, in the future, adversely affect our financial results.

We acquired Vidazoo Ltd., in October 2021 Hivestack Technologies Inc. (“Hivestack”), in December 2023, and Greenbids SAS, in May 2025, and we may continue to acquire complementary products, technologies or businesses. These acquisitions and integration of the acquired businesses divert a substantial part of our resources and management attention, which could, adversely affect our financial results. Seeking and negotiating potential acquisitions to a certain extent diverts our management’s attention from other business concerns and is expensive and time-consuming. It is not certain that negotiations with respect to potential acquisition may lead to the consummation of such acquisition. Acquisitions expose us and our business to unforeseen liabilities or risks associated with the business or assets acquired or with entering new markets. In addition, we lost and might continue to lose key employees and vendors while integrating new organizations and may not effectively integrate the acquired products, technologies or businesses or achieve the anticipated revenue or cost benefits, and we might harm our relationships with our future or current technology suppliers. Future acquisitions could result in customer or vendor dissatisfaction or performance problems with an acquired product, technology, or company. Paying the purchase price for acquisitions in the form of cash, debt or equity securities may weaken our cash position, increase our leverage or dilute our existing shareholders, as applicable. Furthermore, a substantial portion of the price paid for these acquisitions is typically for intangible assets. We may be required to pay additional funds for earn-outs based on achievement of milestones, or may incur contingent liabilities, amortization expenses related to intangible assets or possible impairment charges related to goodwill or other intangible assets (which has occurred in the past) or become subject to litigation or other unanticipated events or circumstances relating to the acquisitions, and we may not have, or may not be able to enforce, adequate remedies in order to protect our Company. Moreover, acquisitions may result in losses, unwanted results and wasting valuable resources, time and money.

In past years, we have recognized impairments in the carrying value of goodwill and purchased intangible assets. Additional such charges in the future could negatively affect our results of operations and shareholders’ equity.

We continue to have a substantial amount of goodwill and purchased intangible assets on our consolidated balance sheet as a result of historical acquisitions. The carrying value of goodwill represents the excess of the purchase price in a business combination over the fair value of identifiable tangible and intangible assets acquired. The carrying value of intangible assets with identifiable useful lives represents the fair value of customer relationships and acquired technology, among other things, as of the acquisition date, and are amortized based on their economic or useful lives. Goodwill that is expected to contribute indefinitely to our cash flows is not amortized but must be tested for impairment at least annually. If the carrying value exceeds current fair value as determined based on the discounted future cash flows of the related business, the goodwill or intangible asset is considered impaired and is reduced to fair value via a non-cash charge to earnings.  Impairment indicators include any significant changes in the manner of our use of the assets or the strategy of our overall business, significant negative industry or economic trends, a significant decline in our share price for a sustained period or other factors leading to reduction in expected long-term growth or profitability. Goodwill impairment analysis and measurement is a process that requires significant judgment. Our share price and any control premium are factors affecting the assessment of the fair value of our underlying reporting unit for purposes of performing any goodwill impairment assessment. As disclosed elsewhere in this report, our share price has fluctuated significantly in the past and a decline in the price for our ordinary shares for a sustained period of time would likely impact the results of our impairment testing in the future.

We will continue to conduct impairment analyses of our goodwill as required. Further impairment charges with respect to our goodwill could have a material adverse effect on our results of operations and shareholders’ equity in future periods.

Shareholders may be able to control us.

As of March 5, 2026, three shareholders beneficially held more than 5% of our outstanding shares. See Item 7.A. “Major Shareholders and Related Party Transactions—Major Shareholders” for more information. To our knowledge, those shareholders are not party to a voting agreement with respect to our shares. However, should any of these shareholders or any other shareholders decide to act together, they may have the power to control the outcome of proposals submitted for the vote of shareholders. In addition, such share ownership may make certain transactions more difficult and result in delaying or preventing a change in control of the Company, unless approved by such shareholders.

Our share price has fluctuated significantly and could continue to fluctuate significantly.

The market price for our ordinary shares, as well as the prices of shares of other technology and internet companies, has been volatile. Between January 1, 2025, and March 5, 2026, our share price on Nasdaq has fluctuated from a low of $7.08 to a high of $11.43, and the daily average trading volume in that period was 369,574 shares (and for the period of January 1, 2025, and until December 31, 2025, was 375,214 shares). The following factors may cause significant fluctuations in the market price of our ordinary shares:

•	negative fluctuations in our quarterly revenue and earnings or those of our competitors;

•
pending sales into the market due to the sale of large blocks of shares, due to, among other reasons, the expiration of any tax-related or contractual lock–ups with respect to significant amounts of our ordinary shares;

•	shortfalls in our operating results compared to levels forecast by us or by securities analysts;

•	uncertainty regarding the execution, market acceptance and realized benefits of our strategy;

•	changes in our senior management;

•	activist shareholder activities, which could result in significant costs, management distraction, and perceived uncertainty;

•	changes in regulations or in policies of search engine companies or other industry conditions;

•	mergers and acquisitions by us or our competitors;

•
technological innovations, including AI-driven disruption that has pressured the share prices of companies perceived as vulnerable to such disruption, whether directly or via secondary cascading effects;

•	the introduction of new products;

•	the conditions of the securities markets, particularly in the internet and Israeli sectors; and

•
political, economic and other developments in Israel (including the recent war between Israel and Hamas, hostilities with Hezbollah in Lebanon, military or cyber conflicts with Iran, and other proxies like the Houthi movement in Yemen and armed groups in Iraq) and worldwide.

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

In April 2024, a putative class action complaint was filed, alleging violations of U.S. federal securities laws against the Company and certain of its officers in the United States District Court for the Southern District of New York (the: “SDNY”). In the complaint, the Plaintiffs assert claims under Sections 10(b) and 20(a) of the Exchange Act and alleges that the defendants materially misrepresented and/or omitted facts in various public disclosures concerning the Company’s search advertising business and its partnership with Microsoft Bing. In November 2024, we filed a motion to dismiss the compliant, which was granted in June 2025 by the district court with leave for Plaintiffs to file an amended complaint on limited grounds. In July 2025, Plaintiffs filed notices of appeal to the Second Circuit Court of Appeals and the appeal is currently pending. In April 2024, a complaint and a motion to certify a class action was filed with the Financial Department of the District Court of Tel Aviv against the Company and certain of its officers, and a putative derivative complaint was filed in February 2025 in the SDNY, both surrounding the same events and are stayed pending the conclusion of the appeal in the securities litigation in the SDNY.  For more information, see Item 8.A. – “Legal Proceedings.”

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

As of March 5, 2026, there was an aggregate of 4,599,950 outstanding options to purchase our ordinary shares and restricted share units (“RSUs”). As these securities vest, the holders thereof could sell the underlying shares without restrictions, except for the volume limitations under Rule 144 applicable to our affiliates.

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

In 2024, our board of directors authorized our repurchase program under which an amount of $75 million was made available to purchase our ordinary shares. In March 2025, our board of directors authorized a $50 million expansion of the previously authorized share repurchase program to a total of $125 million, and in December 2025, authorized an additional $75 million expansion to a total of $200 million. The repurchase program, as authorized by our board of directors, provides the Company with the authority to make repurchases of our ordinary shares. The specific timing and amount of repurchases under the repurchase program will depend upon several factors, including but not limited to market and business conditions, the trading price of our ordinary shares, regulatory requirements and capital availability. The program does not require the purchase of any minimum dollar amount or number of shares, and the program may be modified, suspended or discontinued at any time. As of December 31, 2025, the Company has repurchased 12.9 million of our ordinary shares in an aggregate amount of $118.1 million.

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

A significant portion of our costs, primarily salary and other personnel related expenses, are incurred in NIS and Canadian Dollars. Inflation in Israel or in Canada may have the effect of increasing the U.S. dollar cost of our operations in Israel and Canada, respectively. Further, whenever the U.S. dollar declines in value in relation to the NIS or Canadian Dollar, it will become more expensive for us to fund our operations in Israel or in Canada, respectively. Based on our estimation, without an effective hedging, a revaluation of one percent of the NIS or the Canadian Dollars compared to the U.S. dollar could impact our income before taxes by approximately $0.4 million and by $0.2 in each case, respectively. The exchange rate of the U.S. dollar to the NIS has been volatile in the past, it decreased by approximately 13% in 2025 and increased by approximately 1% in 2024. As of December 31, 2025, we had a foreign currency net asset of approximately $39.9 million (which amount includes a  NIS denominated provision in an amount equal to approximately $21.2 million for our liability in relation to our offices in Israel), and our total foreign exchange loss was approximately $2.0 million for the year ended December 31, 2025. To assist us in assessing whether, and how to, hedge risks associated with fluctuations in currency exchange rates, we have contracted a consulting firm proficient in this area. We may incur losses from unfavorable fluctuations in foreign currency exchange rates.

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

As an Israeli public company, traded on Nasdaq and Tel Aviv Stock Exchange Ltd. (“TASE”), we incur significant legal, accounting and other expenses. We incur costs associated with public company reporting, corporate governance and public disclosure requirements, including requirements under the Sarbanes-Oxley Act of 2002 (“SOX”), the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the Listing Rules of the Nasdaq Stock Market and SEC regulations, including the recent amendment of Section 16(a) of the Exchange Act effective on March 18, 2026, eliminating the reporting exemption under such section 16(a) for foreign private issuers with respect to our directors and officers, the provisions of the Israeli Securities Law applicable to companies listed on both the TASE and another recognized stock exchange outside of Israel and the provisions of the Companies Law that apply to us. We have also contracted an internal auditor and a consultant to implement and comply with the SOX requirements. Section 404 of the SOX requires an annual assessment by our management of our internal control over financial reporting and of the effectiveness of these controls as of year-end. In connection with our efforts to comply with Section 404 and the other applicable provisions of the SOX, our management and other personnel devote a substantial amount of time, and we have hired, and may need to hire, additional accounting and financial staff to assure that we comply with these requirements. We are also required to have our independent registered public accounting firm issue an opinion on the effectiveness of our internal control over financial reporting on an annual basis. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal control over financial reporting is effective. If we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion on the effectiveness of our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, which could cause the price of our common stock to decline, and we may be subject to investigation or sanctions by the SEC. Additionally, if our directors and officers fail to timely file the reports required under Section 16(a) of the Exchange Act, we could be subject to regulatory scrutiny, potential enforcement actions or reputational harm, which could adversely affect investor confidence in us. The additional management attention and costs relating to compliance with the foregoing requirements could adversely affect our financial results. See Item 5.A “Operating and Financial Review and Prospects—Operating Results—General and Administrative Expenses” for a discussion of our increased expenses as a result of being a public company.

If we lose our foreign private issuer status under U.S. federal securities laws, we would incur additional expenses and reporting and other requirements associated with compliance with the U.S. securities laws applicable to U.S. domestic issuers.

We are a foreign private issuer, as such term is defined under U.S. federal securities laws, and, therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements applicable to U.S. domestic issuers. In June 2025 the SEC issued a concept release soliciting public comment on potential changes to the definition of a foreign private issuer. This release is the first review of the foreign private issuer framework since 2008, and the SEC is considering revisions that could significantly impact which foreign companies qualify for the more-relaxed U.S. reporting requirements afforded to foreign private issuers. This early concept release outlines several potential approaches to revising the foreign private issuer definition, including updating existing eligibility criteria, adding foreign trading volume requirements, and incorporating an assessment of foreign regulation. If we lose our foreign private issuer status, we would be required to comply with the reporting and other requirements applicable to U.S. domestic issuers, which are more extensive than the requirements for foreign private issuers and more expensive to comply with.

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

Because we hold a substantial amount of cash and other passive assets, our PFIC status for any taxable year generally will depend on the average value of our goodwill and other intangible assets (as well as the value of our other active assets).  If the value of our assets were determined by reference to the sum of our market capitalization and liabilities, we would likely be a PFIC for 2025 due to the low average value of our market capitalization during 2025. However, based on external advice, we believe that market capitalization plus liabilities does not fairly reflect the gross value of our total assets, and that alternative valuation methods are appropriate. Specifically, we believe that if our assets were valued based on the discounted cash flows or revenue multiples methods, our enterprise value for 2025 would be significantly larger than the value derived from using the market capitalization method.

Accordingly, we believe that we were likely not a PFIC for 2025. However, our position is not binding on the U.S. Internal Revenue Service and there can be no assurance that it will agree with our valuation approach.

In addition, we may also be a PFIC for any future taxable year if the portion of our financial income out of our gross income were to increase to 75% or more for any taxable year. Our PFIC status for any taxable year is an annual factual determination that can be made only after the end of that taxable year and will depend on the composition of our income and assets and the value of our assets from time to time (including the value of our goodwill and other intangible assets). For the reasons described above, we cannot express any expectation regarding our PFIC status for the current or any future taxable year.

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

In recent years, certain issuers listed on U.S. exchanges, including our Company, have faced governance-related and other demands from activist shareholders, as well as unsolicited tender offers and proxy contests. For example, in April 2025, following a decline in the market price of our ordinary shares, our board of directors adopted a shareholder rights plan. Shortly thereafter, we received an open letter from Value Base Fund Limited Partnership, a shareholder of the Company and then a significant shareholder, demanding the immediate rescission of the rights plan or its submission to a shareholder vote, alleging, among other things, that the plan was adopted in violation of law and our articles of association. We rejected these allegations and asserted that they were without merit. In July 2025, our board of director approved the early termination of the rights plan after determining that the circumstances that led to its adoption no longer warranted its continuation. Additionally, we received a demand letter from Phoenix Financial Ltd., one of our then significant shareholders, requiring us to submit for shareholder approval an amendment to our articles of association relating to the future adoption of shareholder rights plans. Such proposal was not approved by our shareholders. However, we may face similar or other demands in the future, Such activities could interfere with our ability to execute our strategic plans. Although as a foreign private issuer we are not subject to U.S. proxy rules, responding to these types of actions by activist shareholders could be costly and time-consuming, disrupting our operations and diverting the attention of management and our employees. In addition, a proxy contest for the election of directors at our annual meeting would require us to incur significant legal fees and proxy solicitation expenses and require significant time and attention by management and our board of directors. The perceived uncertainties due to these potential actions of activist shareholders also could adversely affect the market price and volatility of our securities.

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

We are required to meet the continued listing requirements of the Nasdaq Global Select Market and comply with the other Nasdaq rules, including those regarding minimum shareholders’ equity, minimum share price, and certain other corporate governance requirements. Delisting of our ordinary shares from the Nasdaq Global Select Market would cause us to pursue eligibility for trading on other markets or exchanges, or on the pink sheets. In such case, our shareholders’ ability to trade, or obtain quotations of the market value of, our ordinary shares would be severely limited because of lower trading volumes and transaction delays. These factors could contribute to lower prices and larger spreads in the bid and ask prices for our securities. There can be no assurance that our ordinary shares, if delisted from the Nasdaq Global Select Market in the future, would be listed on a national securities exchange or quoted on a national quotation service, the OTCQB or OTC Pink. Delisting from the Nasdaq, or even the issuance of a notice of potential delisting, would also result in negative publicity, make it more difficult for us to raise additional capital, adversely affect the market liquidity of our ordinary shares, reduce security analysts’ coverage of us and diminish investor, supplier and employee confidence. In addition, as a consequence of any such delisting, our share price could be negatively affected and our shareholders would likely find it more difficult to sell, or to obtain accurate quotations as to the prices of, our ordinary shares.

Our ordinary shares are traded on more than one market, and this may result in price variations.

Our ordinary shares are traded on both the Nasdaq Global Select Market and on TASE. Trading in our ordinary shares on these markets is affected in different currencies (U.S. dollars on Nasdaq and NIS on TASE) and at different times (resulting from different time zones and different public holidays in the United States and Israel). In January 2026, TASE changed its trading week from Sunday–Thursday to Monday–Friday, which has affected, and may continue to affect trading volumes, liquidity, price discovery, and arbitrage opportunities between the markets. Consequently, the trading prices of our ordinary shares on these two markets often differ, resulting from the factors described above as well as differences in exchange rates and from political events and economic conditions in the United States and Israel. Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

Increasing scrutiny from investors, customers and other market participants with respect to our Environmental, Social and Governance (“ESG”), policies could negatively affect the price of our shares or impose additional costs on us.

In recent years, increasing attention has been given to ESG policies of corporations across industries, including with respect to climate change and diversity, equity and inclusion matters. Growing public concern about climate change has resulted in increased focus of local, state, regional, national and international regulatory bodies on greenhouse gas, or GHG, emissions and climate change issues. We may incur additional expenses, such as costs related to data collection, reporting, auditing, and compliance systems, as  U.S. and international regulators require additional disclosures regarding GHG emissions or climate-related risks. Compliance with such regulations and the associated potential cost is complicated by the fact that various countries and regions are following different approaches to the regulation of climate change. These differing approaches can include variations in emission reduction targets, reporting requirements, timelines for implementation, and enforcement mechanisms. The current presidential administration in the United States in particular has been taking steps to roll back restrictions on greenhouse gas emissions and regulations targeting climate change and is expected to continue to do so. Additionally, in the U.S., there is an increasing number of state-level initiatives aimed at discouraging or penalizing the adoption of ESG or sustainability policies. This lack of uniformity can increase complexity and cost as we navigate and comply with a patchwork of regulations. We could fail to achieve, or be perceived to fail to achieve, evolving, expectations, standards, or regulations on ESG matters, or be perceived by investors, customers and other market participants as having not responded appropriately to growing ESG concerns. As a result, we may experience reputational damage and our business, financial condition and the price of our shares could be materially and adversely affected.

Our cash, cash equivalents, Marketable Securities and short-term deposits are subject to risks that may cause losses and affect the liquidity of these investments.

As of December 31, 2025, we had $312.9 million in cash, cash equivalents, marketable securities and short-term deposits. We regularly maintain cash, cash equivalent, marketable securities and short-term deposits at third-party financial institutions. We maintain and invest our cash and cash equivalents based on an investment policy approved by our Investment Committee of the board and by our board of directors. Our investment policy set various principles for managing our cash, including the rating level of third-party financial institutions in which we keep our cash, diversified portfolio and diversified countries of incorporation of the relevant financial institutions. These deposits and investments are subject to general credit, liquidity, market and interest rate risks. Further, we may be adversely affected by a crisis in the banking industry. If banks and financial institutions enter receivership or become insolvent in the future and a portion of our cash, cash equivalents, marketable securities or short-term deposits is held in such banks and financial institutions, our ability to access our existing cash, cash equivalents and investments may be impacted and could have a material adverse effect on our business and financial condition.

Risks Related to our Technological Environment

Our business and financial performance may be materially adversely affected by information technology issues, data breaches, cyber-attacks and other similar incidents, as well as insufficient cybersecurity and other business disruptions.

We rely on information technology systems and networks to operate and manage our business and to collect, use, maintain and otherwise process information, including information related to our business, customers, partners, and personnel. This information is stored and managed within our internal information technology infrastructure or, in certain instances, on platforms maintained by third-party service providers, suppliers and vendors. These systems and networks, whether operated internally or externally, may be subject to information technology issues, data breaches, cyber-attacks and other similar incidents. Our business is constantly challenged and may be impacted by information technology issues, data breaches, cyber-attacks and other similar incidents, as well as insufficient cybersecurity and other business disruptions experienced by us or our third-party service providers, suppliers and vendors. Data breaches, cyber-attacks, and other similar incidents in particular are a growing and evolving risk and often are difficult or impossible to detect for long periods of time or to successfully defend against. Such incidents may include, but are not limited to software bugs, server malfunctions, software or hardware failure, service outages, malicious software or activity, computer viruses, ransomware attacks, denial-of-service attacks, social engineering, domain name spoofing, fraud, phishing attacks, worms/trojan horses, insider threats, human error, attempts to gain unauthorized access to data, and other cybersecurity breaches that could lead to disruptions in systems and networks, denial of services, remote code execution, unauthorized access to or release of sensitive, proprietary, confidential, personal or otherwise protected information corruption of data, telecommunications failures, terrorist attacks, natural disasters, power loss, war, physical security breaches, or other events that may harm our systems and networks, or those of our third-party service providers, suppliers and vendors. Moreover, the increasing integration of AI technology within our platform introduces new attack vectors, such as prompt injection, data poisoning and adversarial attacks, which could compromise the integrity and security of our platform and technology and the data processed thereon. At the same time, growing sophistication and accessibility of AI tools empower malicious actors, potentially lowering the barrier to complex cyber-attacks and increasing their frequency and impact. All of the foregoing incidents are increasing in frequency, levels of persistence, sophistication and intensity, are evolving in nature, and are conducted by organized groups and individuals with a wide range of motives and expertise, including organized criminal groups, “hacktivists,” terrorists, nation states, nation state-supported actors, and others, any of whom may see their effectiveness enhanced by the use of AI. Unidentified groups continuously target numerous internet websites and servers, including our own, for various reasons, political, commercial and other. High-profile data breaches, cyber-attacks and other similar incidents at other companies and government agencies have increased in frequency and sophistication in recent years. Moreover, geopolitical tensions, particularly the Hamas-Israel, Iran-Israel and the Russia-Ukraine conflicts, have contributed to a surge in cyber-attacks targeting Israeli companies, individuals and products globally, posing a threat to critical infrastructure. Any data breach, cyber-attack or other similar incident impacting us or our third-party service providers, suppliers and vendors, or any failure to make adequate or timely disclosures to the public, regulators, or law enforcement agencies following any such incident, could subject us to substantial system downtimes, operational delays, other detrimental impacts on our operations or ability to provide products and services to our customers, the compromising of sensitive, proprietary, confidential, personal or otherwise protected information, the destruction or corruption of data, other manipulation or improper use of our systems and networks, violations of applicable data protection, data privacy and cybersecurity laws and regulations or notification obligations, violation of contracts, legal claims, regulatory scrutiny or enforcement actions, investigations, financial losses from remedial actions, loss of business or potential liability, and/or damage to our reputation, any of which could have a material adverse effect on our cash flows, competitive position, financial condition and results of operations.

Given the unpredictability of the timing, nature and scope of such incidents, and because techniques used to obtain unauthorized access to or sabotage systems and networks change frequently and generally are not identified until they are launched against a target, there can be no assurance that such incidents can be prevented, that such incidents are not occurring currently without our knowledge, or that any such incidents will not have a material adverse effect on us in the future. Additionally, the rapid evolution of AI technology may also cause new vulnerabilities and attack methods to emerge faster than our ability to develop countermeasures, creating a persistent and escalating challenge to our cybersecurity defenses.

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

With respect to our third-party risk management processes, while we generally seek to impose certain cybersecurity requirements on critical third parties with whom we do business, for example, by employing due diligence and onboarding procedures, our ability to monitor such practices is limited, we do not control their cyber risk management and there can be no assurance that we will detect, prevent, mitigate, or remediate the risk of any weakness, compromise, or failure in the systems, networks, and information owned or controlled by such third parties. Due to applicable laws and regulations or contractual obligations, we may be held responsible for business interruptions, data breaches, cyber-attacks or other similar incidents attributed to such third parties as they relate to the information we share with them. In addition, if we suffer a highly publicized business interruption, data breach, cyber-attack or other similar incident, even if our platform and solutions perform effectively, such an incident could have an adverse effect and cause us to suffer reputational harm, lose existing commercial relationships and customers or deter existing customers from purchasing additional solutions and prevent new customers from purchasing our solutions.

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

Data protection, data privacy and cybersecurity laws and regulations in certain jurisdictions may require us to notify individuals and government or regulatory authorities of data breaches, cyber-attacks or other similar incidents involving certain types of personal data. Pursuant to certain data protection, data privacy and cybersecurity laws and regulations, including certain U.S. states’ privacy laws, such as the California Consumer Privacy Act (as amended by the California Privacy Rights Act, the “CCPA”), and the Israeli Privacy Protection Law, 1981 and the regulations thereunder (“Israeli Privacy Law”), if we experience a data breach, cyber-attack or other similar incident, affected individuals could, under certain circumstances relating to such incidents, bring a private action claiming the breach was the result of our violation of the duty to implement and maintain reasonable security procedures and practices and recover civil damages, which could be costly, impact the operation of our business and cause reputational harm. Similarly, there is a risk of class actions in the United Kingdom (the “U.K.”), Europe, Israel as well as other countries. In Canada, there has been an increase in tort claims and related civil litigation. Data breaches, cyber-attacks or other similar incidents could also result in enforcement actions, including significant penalties and fines, by government or regulatory authorities alleging that we have violated applicable laws or regulations that require us to maintain reasonable security measures and comply with mandatory disclosure requirements. In the coming years, we expect further regulation regarding data protection, data privacy and cybersecurity in the U.S., Canada and other countries that will likely apply to our business. These laws, regulations and other obligations may create additional regulatory, liability, and reputational risks and may increase financial costs to mitigate such risks. For more information, see the Risk Factor titled – “Our business depends on our ability to collect, use, maintain and otherwise process data, including personal data, to help our clients deliver advertisements, and to disclose data relating to the performance of advertisements. Any limitation imposed on our collection, use, maintenance or other processing of this data could significantly diminish the value of our solution and cause us to lose sellers, buyers, and revenue.  Regulations, legislation or self-regulation relating to data protection, data privacy, cybersecurity, AI, e-commerce and internet advertising and uncertainties regarding the application or interpretation of existing or newly adopted laws and regulations threaten our ability to collect, use, maintain and otherwise process this data, could harm our business and subject us to significant costs and legal liability for non-compliance.”

If we fail to detect or prevent fraudulent, suspicious or other invalid traffic or engagement with our ads, or otherwise prevent against malware intrusions, we could lose the confidence of our advertisers, damage our reputation and be responsible to make-good or refund demands, which would cause our business to suffer.

Our business relies on delivering positive results to our advertisers and their consumers. We are exposed to the risk of fraudulent, suspicious or other invalid traffic, impressions, clicks, conversions, or other ad engagements that advertisers may perceive as undesirable. Such fraudulent, suspicious or other invalid activities may occur when a software program, usually known as a bot, spider or crawler, intentionally simulates user activity causing impressions, ad engagements or clicks to be counted as real users. Such malicious software programs can run on a single machine or on tens of thousands of machines, making them difficult to detect and filter.

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

We may not be able to enhance our platform, technology and solutions to keep pace with technological and market developments in our evolving industry.

To keep pace with technological developments, satisfy increasing developer requirements, maintain the attractiveness and competitiveness of our advertising solutions offered by our  platform, and ensure compatibility with evolving industry standards, we will need to regularly enhance our platform, technology and solutions as well as develop and introduce new services on a timely basis, including on our platform. The success of our platform relies on our ability to further develop and enhance our platform’s AI infrastructure and our AI-agent.

We also must update our software to reflect changes in advertising networks’ application programming interfaces (“APIs”), technological integration, data protection, data privacy, cybersecurity and terms of use. The success of any enhancement or new solution depends on several factors, including timely completion, adequate quality testing, appropriate introduction and market acceptance. Our inability, for technological, business or other reasons, to timely enhance, develop, introduce and deliver compelling advertising services and AI capabilities in response to changing market conditions and technologies or evolving expectations of advertisers or consumers could hurt our ability to grow our advertising business and adversely impact our business. For additional information see also the Risk Factors titled – “If the demand for digital advertising does not continue to grow or customers do not embrace our solutions including our Perion One platform, it could have a material adverse effect on our business and results of operation.”

Our products operate in a variety of computer and device configurations and could contain undetected errors, failures or defects that could result in product failures, lost revenue, and loss of market share.

Our software and advertising products may contain undetected errors, failures or defects, especially when the products are first introduced or when new versions are released. Our customers’ computer and other device environments are often characterized by a wide variety of standard and non-standard configurations that make pre-release testing for programming or compatibility errors very difficult and time-consuming. As a result, there could be errors, failures or defects in our products or our platform. In addition, despite testing, errors, failures or defects may not be found in our products and new versions of our products and platform. In the past, we have discovered software errors, failures and defects in certain of our product offerings after their full introduction and have experienced delayed or lost revenue during the period required to correct these errors, failures and defects.

Errors, failures or defects in our products and platform could result in negative publicity, make-goods, refunds, loss of or delay in market acceptance of our products, loss of competitive position or claims by customers. Alleviating any of these problems could require significant expense and resources and could cause interruptions to our products.

We depend on third-party service providers, suppliers and vendors, such as Internet, telecommunication, data centers, cloud computing and hosting providers as well as data providers, to operate our platform, websites and services. Temporary failure of these services, including catastrophic or technological interruptions, would materially reduce our revenue and damage our reputation, and securing alternate sources for these services could significantly increase our expenses and be difficult to obtain.

The availability of our products and services and fulfillment of our customer contracts depend on the continuing operation of our information technology and communications systems and networks, and those of our third-party service providers, suppliers and vendors. Our products and platform’s operation as well as our internal conduct and daily management are supported by third-party internet, hosting, SaaS services, telecommunication providers as well as data providers and others. We also rely on third-party AI infrastructure and service providers including large language model (LLM) providers, AI model APIs, and machine learning platforms, to power and enhance our advertising technology and products. Such third-party service providers, suppliers and vendors may experience disruptions, which would reduce our revenue and increase our costs.

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

Furthermore, although we maintain back-up systems and networks for most aspects of our operations, and we could still experience deterioration in performance or interruption in our systems and networks, delays, and loss of critical data and registered users and revenue. Our systems and networks, and those of our third-party service providers, suppliers and vendors, are vulnerable to damage, interference, or interruption from modifications or upgrades, terrorist attacks, war, natural disasters, fires, epidemics and pandemics, the effects of climate change (such as sea level rise, drought, flooding, wildfires, and increased storm severity), power loss, telecommunications failures, cyber-attacks, computer viruses, ransomware attacks, denial-of-service attacks, phishing schemes, break-ins, sabotage, intentional acts of vandalism, misconduct or similar events. Such events, a decision to close third-party facilities on which we rely without adequate notice, or other unanticipated problems, could result in lengthy interruptions to our services.

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

Users typically install new software and update their existing software as new or updated software is introduced online by third-party developers. In addition, when a user purchases a new computing device or installs a new internet browser, it generally uses the internet search services that are typically pre-installed on the new device or internet browser. Our products are distributed online and are usually not pre-installed on computing devices. Further, as many software vendors that distribute their solutions online also offer search services alongside their primary software product, users often replace our search services with those provided by these vendors while installing new software or updating existing software. Furthermore, the migration of users to new browsers, and particularly to AI-powered browsers, render our search services not relevant to such users.

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

Risks Related to Data Protection, Data Privacy and Cybersecurity Laws and Regulations

Our business depends on our ability to collect, use, maintain and otherwise process data, including personal data, to help our clients deliver advertisements and to disclose data relating to the performance of advertisements. Any limitation imposed on our collection, use, maintenance or other processing of this data could significantly diminish the value of our solution and cause us to lose sellers, buyers, and revenue. Regulations, legislation or self-regulation relating to data protection, data privacy, cybersecurity, AI, e-commerce and internet advertising and uncertainties regarding the application or interpretation of existing or newly adopted laws and regulations threaten our ability to collect, use, maintain and otherwise process this data, could harm our business and subject us to significant costs and legal liability for non-compliance.

Our business is conducted through the internet and therefore, among other things, we are subject to the laws and regulations that apply to e-commerce and online businesses around the world. These laws and regulations are becoming more prevalent in the United States, Europe, Israel, Canada and elsewhere and may impede the growth of the internet or otherwise adversely impact our business. These laws and regulations cover data protection, data privacy, data protection, cybersecurity, e-commerce, content, use of “cookies,” pricing, advertising, distribution of “spam,” copyright and other intellectual property, libel, marketing, distribution of products, protection of minors, consumer protection, accessibility, taxation, online payment services, and the use of AI to process data or for  automated decision-making . Many areas of laws and regulations affecting the internet remain largely unsettled, even in areas where there has been some legislative or regulatory action.

We collect, use, maintain and otherwise process certain data, including personal data, about our customers (including, without limitation, customers’ clients or users), partners, candidates and employees, consultants, leads and consumers. Our ability to collect, use, maintain or otherwise process personal data has been, and could be further, restricted by existing and new laws and regulations relating to data protection, data privacy and cybersecurity,  including the EU General Data Protection Regulation 2016/679 (the “GDPR”), the U.K.’s General Data Protection Regulation (“U.K. GDPR”), the rules and regulations promulgated under the authority of the FTC, the CCPA and privacy laws of various U.S. states, the Israeli Privacy Law, Canada’s federal Personal Information Protection and Electronic Documents Act (the “PIPEDA”),  the Quebec Privacy Act and other laws such as Quebec’s new Privacy Legislation Modernization Act (“Quebec’s Law 25” and together with the PIPEDA and the Quebec Privacy Act, “Canadian Privacy Law”), and the EU ePrivacy Directive (“ePD”). These laws and regulations generally define personal data to include location data and online identifiers, which are commonly used and collected parameters in digital advertising and, among other things, impose stringent user consent requirements and permit data subjects to request that we discontinue using certain data. The obligations imposed under data protection, data privacy and cybersecurity laws and regulations could increase our potential liability and adversely affect our business.

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

In the U.S., both federal and state laws and regulations govern the collection, use, maintenance and other processing of personal data, and the advertising industry has been subject to review by the FTC, U.S. Congress, and individual states. For example, at the U.S. federal level, we are subject to the rules and regulations promulgated under the authority of the FTC, which regulates unfair or deceptive acts or practices, including with respect to data protection, data privacy and cybersecurity, and has taken an increasingly active approach to enforcing such regulations against companies that handle personal data that is considered by the FTC a sensitive data for advertising purposes, including location data brokers and companies that process health-related data. These enforcement actions by the FTC signal an increased regulatory scrutiny of advertising practices that involve such data processing activities, which could adversely impact our ads business. In recent years, U.S. Congress has regularly considered proposals for new data privacy and security laws to which we may become subject if enacted. Additionally, at the U.S. state level, we are subject to, among other things, state privacy laws, such as the CCPA which provides data privacy rights for California residents and operational requirements for covered companies. Among other things, companies covered by the CCPA must provide certain disclosures to California residents and afford such residents the ability to opt-out of certain sales of personal data. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches that is expected to increase data breach litigation. In addition, the California Privacy Rights Act, which took effect in January 2023, has expanded the rights granted under the CCPA and imposed additional notice and opt out-obligations, including an obligation to provide California residents with the ability to opt-out of the processing of personal data for purposes of behavioral advertising and restrictions on the “sale” or “share” of personal data (which it defines broadly under the CCPA), with significant enforcement penalties for non-compliance. Many other U.S. states also have implemented, or are in the process of implementing, similar new laws or regulations, reflecting a trend toward more stringent U.S. federal and state data privacy legislation, which could increase our potential liability and adversely affect our business. These laws and regulations often make it easier for certain individuals to opt-out of having their personal data processed and disclosed to third parties through various opt-out mechanisms, and this could result in an increase to our operational costs to ensure compliance with such legal and regulatory changes and a decrease in personalized advertising leading to a decrease in revenues. Further, laws in all 50 states, under certain circumstances, require businesses to provide notice to consumers whose certain types of personal data has been disclosed as a result of a data breach. Additionally, tracking technology litigation—including lawsuits brought under the California Invasion of Privacy Act (“CIPA”) and the Electronic Communications Privacy Act continues to create risk for organizations, prompting many companies to adopt an opt-in approach to placement of tracking technologies, such as cookies, on their websites. Such litigation can be brought against any website using tracking technologies, advertisers placing such cookies tracking technologies on publishers’ websites or other intermediaries placing tracking technologies on advertisers or publishers’ websites or platforms. We may be named in such litigaiton or other legal proceedings regarding evolving interpretations of privacy laws, including CIPA, which could result in substantial damages and legal costs, civil damages, impact the operation of our business and cause us reputational harm. The U.S. Department of Justice has issued rules restricting the transfer of certain personal data to countries of concerns, i.e., China, Russia, Iran, North Korea, Cuba and Venezuela, as well as to individuals or organizations associated with these countries. These restrictions may limit our ability to share such data and could subject us to liability in case of noncompliance.

Certain U.S. states (including Vermont, California, Texas, and Oregon) have enacted data broker laws and regulations imposing certain requirements on data brokers, including, without limitation, requirements relating to registration, consent, disclosure, and/or cybersecurity. California also amended its data broker law to impose additional requirements applicable to companies that are registered there as data brokers (such as our subsidiary Hivestack Technologies Inc.), effective on August 1, 2026, to honor requests by California residents to delete such residents’ personal information submitted through a universal deletion mechanism. Furthermore, on June 20, 2025, the Texas governor signed two bills amending the Texas Data Broker Act. These bills, among others, broaden the definition of “data broker”, alter certain applicability thresholds, and provide enhanced notice and registration statement requirements. In addition, the FTC has increasingly issued orders restricting data brokers from selling certain location data obtained by tracking individuals’ mobile devices. Other countries and jurisdictions have enacted and may further enact similar or related laws or regulations, and/or their authorities may reach similar decisions. These laws, regulations, and decisions and any additional laws, regulations and decisions that may be enacted or issued in the future, may result in significantly larger numbers of consumers opting out of having their personal data used for targeted advertising purposes relative to historical averages. In addition, consent requirements in the EU under the GDPR have become complex due to the CJEU ruling regarding the IAB Transparency and Consent Framework (TCF). Further, due to ruling of the Belgian Market Court, there may be ambiguity around the lawfulness of informed consent obtained via the TCF in the EEA and UK. If our implementation of these current or future laws, regulations, and decisions, including of the TCF or other practices are found to be deficient by EU supervisory or other authorities, this could result in fines and enforcement actions, reduced access to consumer’s personal data, impacting performance of our services or resulting in loss of business, and may require us to develop complex and expensive compliance tools and procedures. Moreover, there has been an increase in laws and regulation for data privacy in specific sectors. For example, laws and regulations specific to consumer health data have been enacted in certain U.S. states, with an expectation that more states will follow. Such laws and regulations include Washington’s My Health My Data Act which imposes certain requirements and obligations regarding the collection, sharing and sale of “consumer health data” – broadly defined as personal information that is linked or reasonably linkable to a consumer and that identifies the consumer’s past, present, or future physical or mental health status. The Washington My Health My Data Act provides a private right of action and, together with the broad definition and scope, is likely to trigger a wave of related litigation. As such, we may be limited with the advertising services we can provide to customers in certain sectors in jurisdictions with such data privacy laws and regulations.

 The Israeli Privacy Law and its regulations, including but not limited to the Israeli Privacy Protection Regulations (Data Security) 2017 and the guidelines issued by the Israeli Privacy Protection Authority (“PPA”), impose obligations regarding the collection, use, processing, transferring and securing of personal data. In addition, the Privacy Protection Regulations (Provisions Regarding Information Transferred to Israel from the European Economic Area), 2023 were enacted and consequently provide, in certain cases, additional rights to data subjects from the EEA or other data subjects whose personal data is stored in the same database. A material amendment to the Israeli Privacy Law took effect in August 2025 (“Amendment 13”) which sets forth additional obligations regarding the processing of personal data and, among other things, expands the PPA’s investigative authority and monetary sanctions that can be imposed for breach of the Israeli Privacy Law, to substantial amounts that may reach in certain cases millions of NIS. Amendment 13 also imposes more extensive obligations on data brokers and grants the PPA authority issued guidance regarding required consents and transparency, reflecting the PPA's legal interpretation for purposes of exercising its authorities. Therefore, significant changes to the Israeli Privacy Law may necessitate adjustments to our data protection and security practices. Lack of compliance with the Israeli Privacy Law could result in enforcement actions, litigation (including class actions), fines and penalties and, in certain cases, criminal liability.

Most of our products and services are provided without direct relationships with users/consumers, therefore, we rely on our data providers, customers or publishers to establish a legal basis required under the applicable data protection and data privacy laws and regulations (for example, to obtain the consent from the user) on our behalf to process their data and to implement any notice or choice mechanisms required under applicable data protection and data privacy laws and regulations. However, if our data providers, customers, or publishers fail to follow this process, or to adapt their practices as the legal requirements in this area continue to evolve, we could be exposed to legal liability and experience a reduction in the volume of data we receive, which could adversely affect our business and results of operations.

The uncertainty created by these laws and regulations can be compounded when services hosted in one jurisdiction are directed at users in another jurisdiction. For instance, certain data protection and data privacy laws (including the GDPR, CCPA and Canadian Privacy Law) have an extra-territorial scope causing such laws to potentially govern activities conducted by organizations established in jurisdictions outside of, in the case of the GDPR, the EEA, in the case of the CCPA, California, and, in the case of PIPEDA and Quebec’s Law 25, Canada and Quebec, respectively. These laws contain significant penalties for non-compliance. Additionally, under the GDPR, supervisory authorities in the EU member states have some flexibility when implementing European Directives and certain aspects of the GDPR, which can lead to diverging national rules. In addition, following the withdrawal of the U.K. from the EU, we are subject to the U.K. GDPR. While the U.K. GDPR currently imposes substantially the same obligations as the GDPR, the U.K. GDPR does not automatically incorporate changes to the GDPR (which would need to be specifically incorporated by the U.K. government). Moreover, the U.K. government has amended the U.K. GDPR through the Data (Use and Access) Act 2025 and may further reform the U.K. GDPR in ways that, if formalized, are likely to deviate from the GDPR, all of which exposes us to two parallel regimes (GDPR and U.K. GDPR), each of which authorizes similar fines and may subject us to increased compliance risk based on differing, and potentially inconsistent or conflicting, interpretation and enforcement by regulators and authorities (particularly, if the laws are amended in the future in divergent ways). The European Commission’s Digital Omnibus Proposal, published in November 2025, includes proposed amendments to the GDPR and other EU laws and regulations, but it remains at an early stage of the EU legislative process.

Additionally, some countries are considering or have enacted legislation requiring local storage and processing of data or otherwise restricting cross-border transfers of personal data that could increase the cost and complexity of delivering our services.  For example, as of September 22, 2023, Quebec’s Law 25 requires organizations to conduct a privacy impact assessment (“PIA”) in certain circumstances, such as when transferring personal data from Quebec to other jurisdictions (including to other provinces in Canada) as well as when acquiring, developing, or overhauling an information system or electronic service delivery system that involves the collection, use, release, keeping, or destruction of personal data. Such PIAs can be time consuming and costly and may impact our ability to attract/retain customers and service providers. Additionally, the GDPR and the U.K. GDPR generally prohibit the transfer of personal data from the EEA and the U.K. to the United States and third countries, unless the transfer is to a country deemed to provide adequate protection (such as Israel or Canada), the recipient is certified under the EU-U.S. Data Privacy Framework (“DPF”), or the parties to the transfer have implemented specific safeguards to protect the transferred personal data. The GDPR and the U.K. GDPR requirements apply not only to third-party transactions, but also to transfers of information between us and our subsidiaries, including employee information.

Where we transfer personal data outside the EEA or the U.K. to a country that is not deemed to be “adequate,” we rely on transfer mechanisms available under the relevant laws and regulations, such as DPF certification or the EU Standard Contractual Clauses and their UK Addendum, and the efficacy and longevity of such mechanisms remains uncertain. In some jurisdictions like the EU, U.K., Canada and Israel, the law and guidance on data transfers is rapidly developing and recent developments will require us to review and may require us to amend or supplement the legal mechanisms by which we make and/or receive personal data transfers. Additional costs may need to be incurred in order to implement necessary safeguards to comply with the GDPR and the U.K. GDPR and potential new rules and restrictions on cross-border transfers of personal data could increase the cost and complexity of conducting business in some markets. If our policies and practices, or those of third parties who process personal data on our behalf, are, or are perceived to be, insufficient, or if individuals have concerns regarding the transfer of personal data from the EEA or the U.K. to the U.S., we could be subject to enforcement actions or investigations by individual EU or U.K. data protection authorities or lawsuits by private parties.

European supervisory authorities have also been very active in terms of enforcing data protection rules.  EU national laws that implement the ePD, which concerns the processing of personal data and the protection of privacy in the electronic communications sector, continue to be subject to uncertainty in light of the European Commission’s withdrawal of the ePrivacy Regulation, which was expected to alter rules on cookies and other tracking technologies, impose burdensome requirements surrounding obtaining consent and significantly increase fines for non-compliance in February 2025. A European court decision, regulatory guidance, and campaigns by privacy activists are continuing to draw attention to cookies and other tracking technologies under existing laws and regulations. Increased regulation of cookies and similar technologies in the EEA and the U.K., in addition to certain other jurisdictions such as Canada and the U.S., and any decline of cookies or similar online tracking technologies as a means to identify and potentially target individuals, may lead to broader restrictions and impairments on our business activities and negatively impact our efforts to understand users. Industry participants in the advertising technology ecosystem have taken or may take action to eliminate or restrict the use of cookies and other identifiers. For example, Google had at one point announced plans to fully eliminate support for third-party cookies in the Chrome browser but cancelled such plans instead opting to allow users to choose whether to retain third-party cookies rather than completely removing them, and Apple implemented further restrictions on the use of mobile identifiers on its devices. If such industry changes are pursued, we may need to take adaptive measures, which may include substantial development and commercial changes. While we are taking measures to shift away from third-party cookies-based solutions, for example, by using our proprietary cookieless solution, SORT®, which enables advertisers to reach their audience in real time without storing any personally identifiable data, we generally rely on third-party cookies-based solutions. If the use of cookies is substantially limited or if regulators start to enforce an increasingly strict approach, this could lead to substantial costs, require significant systems changes, limit the effectiveness of our solutions and services, divert the attention of our personnel, adversely affect our business, and subject us to additional liabilities.

The increase in attention to and regulation of data protection, data privacy and cybersecurity across the globe in recent years will require us to further devote resources and incur additional costs associated with compliance, as well as impose additional restrictions on our and our partners’ operations. Although we strive to comply with applicable laws and regulations regarding data protection, data privacy and cybersecurity and to inform our customers of our business practices prior to any installations of our product and use of our services, it is possible that these laws and regulations may be interpreted and applied in a manner that is inconsistent with our data collection, use, maintenance and other processing practices or that it may be argued that our practices do not comply with certain countries’ data protection, data privacy and cybersecurity laws and regulations. Due to rapid changes in technology and the inconsistent interpretations of privacy and data collection and protection laws and regulations, we may be required to materially change the way we do business. The challenges imposed by the ongoing need to remain compliant with such laws and regulations, as well as the need to implement any changes due to newly introduced laws and regulations, may slow our growth, and if we are not able to cope with these challenges as effectively as other companies, we will be competitively disadvantaged. Any limitation on our ability to collect and utilize data, including personal data, would make it more difficult for us to be able to optimize ad placement for the benefit of our advertisers and publishers, which could render our solutions less valuable and potentially result in loss of clients and a decline in revenue. For example, we may need to adapt our advertising solutions that rely on third-party cookies to a “cookie-less” environment and introduce alternative solutions which may not provide the targeting capabilities provided by cookies, or adapt due to restrictions imposed on data brokers — for example with respect to geolocation data. In addition, we may be required to implement physical, administrative and technological security measures that differ from those we have now, such as different data access controls or encryption technology. Further, we use cloud-based computing, which is not without substantial risk, particularly at a time when businesses of almost every kind are finding themselves subject to an ever-expanding range of privacy, data collection and processing and cybersecurity laws and regulations, document retention requirements, and other standards of accountability. Compliance with such existing and new laws and regulations can be costly and can delay or impede the development of new products.

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

For example, the State of Maryland and the State of Washington have enacted legislation to tax digital advertising revenues. Maryland's tax has been subject to ongoing judicial review, Washington’s tax, which became effective in October 2025, is also facing legal challenges. Similar bills have been introduced in several other states.

Under current Israeli, U.S., Canada, U.K., French and Ukrainian law, as well as other laws, we may not be able to enforce non-competition and non-solicitation covenants and, therefore, we may be unable to prevent our competitors from benefiting from the expertise of some of our former employees and/or vendors, whether current or former.

We have entered into non-competition and non-solicitation agreements with many of our employees and vendors. These agreements prohibit our employees and vendors, if they terminate their relationship with us, from competing directly with us, working for our competitors, or soliciting current employees away from us for a limited period. Under current Israeli, U.S., U.K., French, and Ukrainian law, as well as other laws, and further under proposed legislation such as Senate Bill S4641A in New York, we may be unable to enforce these agreements, in whole or in part, and it may be difficult for us to restrict our competitors from gaining the expertise that our former employees gained while working for us. For example, Israeli courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer which have been recognized by the courts, such as the secrecy of a company’s confidential commercial information or its intellectual property. If we cannot demonstrate that such harm would be caused to us, we may be unable to prevent our competitors from benefiting from the expertise of our former employees.

Risks Related to our Intellectual Property

Our proprietary information, technology and other intellectual property may not be adequately protected and thus our intellectual property may be unlawfully copied by or disclosed to other third parties.

We regard the protection of our proprietary information, technology, and other intellectual property as critical to our success. We strive to protect our intellectual property rights by relying on contractual restrictions, trade secret, trademark, copyright and patent laws and other common law rights, as well as federal and international intellectual property registrations and the laws on which these registrations are based. However, the technology we use and incorporate into our offerings may not be adequately protected by these means.

We generally enter into confidentiality and invention assignment agreements with our employees and contractors, and confidentiality agreements with parties with whom we conduct business, in order to limit access to, and the disclosure and use of, our proprietary information, technology and other intellectual property. However, we may not be successful in executing these agreements with every party who has access to our confidential information or contributes to the development of our intellectual property. In addition, those agreements that we do execute may be breached, and we may not have adequate remedies for any such breach. Further, these contractual arrangements do not prevent or deter independent development of similar intellectual property by others.

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

We may also become involved in litigation in connection with the brand-name rights associated with our Company name or the names of our products. Third parties may claim that our Company name, our brand names, or product names infringe their trademark rights. If we will need to change the name of our Company or any of our subsidiaries, brands or products, we may experience a loss in goodwill associated with such name, customer confusion or a loss of sales. Any lawsuit involving such a name, regardless of its merit, would likely be time-consuming, expensive to resolve, and divert our management’s time and attention.

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

Our revenue has been concentrated within the U.S. market, accounting for approximately 73% of our revenue in 2025. A recession that causes a reduction in advertising expenditures generally or other circumstances that cause a decrease in our U.S. revenue could have a material adverse effect on our results of operations. Recent fluctuations in prevailing interest rates due to higher-than-average inflation materially increase the likelihood of such circumstances and present significant potential challenges to our U.S. business.

Our business may be materially affected by changes to fiscal and tax policies. Potentially negative or unexpected tax consequences of these policies, or the uncertainty surrounding their potential effects, could adversely affect our results of operations and share price.

We operate in a global market and are subject to tax in Israel and other jurisdictions. Our tax expenses may be affected by changes in tax laws, international tax treaties, and international tax guidelines (such as the Base Erosion and Profit Shifting project of the OECD’s Inclusive Framework (“BEPS”)).

The members of the OECD’s Inclusive Framework on BEPS have agreed in October 2021 on certain recommendations, informally known as BEPS 2.0 or Pillar Two, which aim to modify international taxation norms with the introduction of a 15% minimum tax applicable to in-scope multinational enterprises (with revenue in excess of Euro 750 million). The UK and the EU member countries as well as additional countries have already enacted legislation to implement the recommendations which have come into effect gradually in 2024 and 2025. In January 2026, the OECD released a ‘Side-by-Side’ (SbS) relief package and administrative guidance intended to coordinate the application of Pillar Two rules with existing tax regimes in jurisdictions like the United States.

On December 31, 2025, Israel enacted the Law on the Minimum Corporate Tax for Multinational Groups-2025, which is intended to align with the OECD Pillar Two framework and imposes a Qualified Domestic Minimum Top-up Tax (QDMTT) at a rate of 15% effective for fiscal years beginning on or after January 1, 2026.

The application of the QDMTT law or other laws in other jurisdictions enacted under the Pillar Two framework on us will depend on our consolidated global revenue and effective tax rate in future periods.

Our effective tax rate and cash tax payments could increase in future years as a result of these changes. Further, the OECD’s Inclusive Framework on BEPS known as Pillar One which deals with the allocation of taxing rights with respect to multinational enterprises with revenue in excess of Euro 20 billion and profitability of more than 10%, focusing mostly on the digital economy, has made some progress -  the OECD has released the text for a Multilateral Convention (MLC) to implement these changes. However, as of early 2026, the MLC has not yet entered into force. The delay in ratification may result in the continued imposition of unilateral digital services taxes by various jurisdictions, which could indirectly impact our business and results of operations.

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

•	costs and delays associated with translating and supporting our products in multiple languages;

•	foreign exchange rate fluctuations and economic instability, such as higher interest rates and inflation, which could make our products more expensive in those countries;

•	costs of compliance with a variety of laws and regulations;

•	restrictive governmental actions such as trade restrictions or retaliatory trade measures, including trade wars;

•	limitations on the transfer and repatriation of funds and foreign currency exchange restrictions;

•	compliance with different consumer, data protection, data privacy and cybersecurity laws and regulations, and restrictions on pricing or discounts;

•	lower levels of adoption or use of the internet and other technologies vital to our business and the lack of appropriate infrastructure to support widespread internet usage;

•	lower levels of consumer spending on a per capita basis and fewer opportunities for growth in certain foreign market segments compared to the United States;

•	lower levels of credit card usage and increased payment risk;

•	changes in domestic and international tax regulations; and

•	geopolitical events, including war and terrorism.

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

Since the establishment of the State of Israel in 1948, the region has experienced ongoing, armed conflicts and hostilities. These events have included conflicts between Israel and neighboring countries as well as terrorist organizations. Such conflicts have involved various forms of aggression, including missile strikes, hostile infiltrations, and terrorism against civilian targets.

Following the October 7, 2023 attacks by Hamas, Israel declared that it is in war against Hamas, leading to military conflicts with Hamas, Hezbollah and Iran (both directly and through proxies). Despite some ceasefire agreements, military activity and hostilities continue varying levels of intensity. At the same time, in June 2025, Israel launched a major military strike against Iran, resulting in a twelve-day armed conflict (the “Twelve-Day War”) that also involved direct U.S. airstrikes on Iranian nuclear facilities. A ceasefire was reached on June 24, 2025. On February 28, 2026, Israel and the United States launched a second, larger-scale offensive against Iran. Iran has retaliated with sustained attacks across the Middle East and was joined by renewed Hezbollah attacks on Israel. As of the date of this filing, the conflict is ongoing with no ceasefire in place and the situation remains volatile, with the potential for escalation into a broader regional conflict involving additional terrorist organizations and possibly other countries.

While our facilities have not been damaged during the current conflicts, ongoing hostilities have caused and may continue to cause damage to private and public facilities, infrastructure, utilities, and telecommunication networks, and potentially disrupting our operations and supply chains. In addition, Israeli organizations, government agencies and companies have been subject to extensive cyber-attacks. These factors could lead to increased costs, risks to employee safety, and challenges to business continuity, with potential financial losses.

The continuation of the conflict has led to a deterioration of certain indicators of Israel’s economic standing, for instance, credit rating actions or outlook changes by international rating agencies.

The ongoing conflict has resulted in the drafting of a significant number of Israeli military reservists for active duty, with expectations of continued reserve service in the coming years. While only a few of our employees are called to active military duty, the absence of our employees due to military service in current or future conflicts may materially adversely affect our ability to conduct our operations.

 Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of certain direct physical damages caused by terrorist attacks or acts of war in Israel, we cannot assure you that such government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business.

The global perception of Israel and Israeli companies, influenced by international judicial bodies and geopolitical events, may lead to increased sanctions and other negative measures against Israel, as well as Israeli companies and academic institutions. There is also a growing movement among countries, activists, and organizations to boycott Israeli goods, services and academic research or restrict business with Israel, which could affect business operations. If these efforts become widespread, along with any future rulings from international tribunals against Israel, they could significantly and negatively impact business operations.

Prior to the October 2023 war, the Israeli government pursued changes to Israel’s judicial system and has recently renewed its efforts to effect such changes. As of early 2026, several pieces of legislation aimed at restructuring the judicial selection committee and re-regulating the civil service have advanced in the Knesset. These developments have raised concerns that such proposed changes may negatively impact the business environment in Israel and could lead to political instability or civil unrest. If such changes are pursued and approved, this may have an adverse effect on our business, results of operations, and ability to raise additional funds. In addition, Israel’s election cycle (or the possibility of early elections) may contribute to governmental inconsistency, policy uncertainty and civil unrest, any of which could adversely affect our operations and the Israeli business environment.

We are exposed to the risk of natural disasters, political events, war, terrorism, and pandemics, each of which could disrupt our business and adversely affect our results of operations.

Events beyond our control could have an adverse effect on our business, financial condition, results of operations and cash flows. Disruption to our business resulting from natural disasters, political events, war, terrorism, pandemics or other reasons could impair our ability to continue to provide uninterrupted service to our advertisers and partners. For example, tensions between Russia and Ukraine, resulting in Russia’s invasion of Ukraine, and the possibility of retaliatory measures taken by the United States and NATO have created global security concerns that could have a lasting adverse impact on regional and global economies, and in turn, may lead to reduced spending on advertising and adversely affect our results of operations. Similarly, the escalating military conflict between Israel, the United States, and Iran, including Israel’s Twelve-Day War against Iran in June 2025 and the joint U.S.-Israel  strikes on Iran that commenced in February 2026, has created significant instability across the Middle East. Given that our headquarters and many of our operations are located in Israel, this conflict presents heightened and direct risks to our business. Similarly, disruptions in the operations of our key third-parties, such as data centers, servers or other technology providers, could have a material adverse effect on our business.

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

The tax benefits available to us for activities in Israel and in other jurisdictions in which we operate require us to meet several conditions and may be terminated or reduced in the future, which would increase our costs and taxes.

We have benefited and currently benefit from a variety of government programs and tax benefits with regards to our operations, that generally carry conditions that we must meet in order to be eligible to obtain any benefit. Our tax expenses and the resulting effective tax rate reflected in our financial statements may increase over time as a result of changes in corporate income tax rates, tax incentive regimes or other changes in the tax laws of the countries in which we operate, non-deductible expenses, loss and timing differences, or changes in the mix of countries, where we generate profit.

If we fail to meet the conditions upon which certain favorable tax treatment is based, we would not be able to claim future tax benefits and could be required to refund tax benefits already received including interest, and linkage. Any of the following could have a material effect on our overall effective tax rate:

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

Our History

We were incorporated in the State of Israel in November 1999 under the name Verticon Ltd., changed our name to IncrediMail Ltd. in November 2000 and in November 2011 changed our name to Perion Network Ltd. We operate under the laws of the State of Israel. Our headquarters are located at 2 Leonardo Da Vinci Street, 24th floor, Tel Aviv 6473309, Israel. Our phone number is 972-73-398-1000. Our website address is www.perion.com. The information on our website does not constitute a part of this annual report. Our agent for service in the United States is our US subsidiary, Intercept Interactive Inc. d/b/a Perion, which is located at One World Trade Center, 71st Floor, Suite J, New York, NY 10007.

We completed the initial public offering of our ordinary shares in the United States on February 3, 2006. Since November 20, 2007, our ordinary shares have also traded on the TASE.

In recent years, we completed several acquisitions, including the acquisition of Vidazoo Ltd. in October 2021, the acquisition of Hivestack Technologies Inc. in December 2023, and the acquisition of Greenbids SAS in May 2025.

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

Perion is an advanced technology leader solving the complexities of modern digital advertising through AI-native execution infrastructure. The global digital advertising market continues to expand rapidly; according to eMarketer, total digital advertising represents an addressable market of $870 billion in 2026, which is expected to grow to $1.13 trillion globally by 2029.

To help brands, agencies and retailers maximize the value of their media investments, we focus on making advertising more effective by seamlessly connecting data, creative, and media channels. On February 3, 2025, we introduced Perion One, a unified platform designed to eliminate industry silos and bridge the gap between marketing intent and measurable business results.

Through Perion One and our proprietary AI agent, Outmax, we provide a centralized execution infrastructure where AI allocates spend, manages pacing, and optimizes outcomes across the digital ecosystem. This infrastructure enables advertisers to efficiently navigate a fragmented landscape, capturing high-value audiences across Connected TV (CTV), Digital Out of Home (DOOH), Retail Media, social platforms, and the Open Web.

Industry Overview

The digital advertising industry is undergoing a structural transformation driven by the rapid advancement of AI, changing consumer consumption habits across emerging digital channels, and evolving privacy standards. Advertisers face a complex ecosystem defined by speed and fragmentation, prompting a strategic reassessment of media budgets, thus increasingly demanding outcome-driven, performance-based omnichannel solutions that reduce media waste and maximize Return on Ad Spend (ROAS).

According to eMarketer reports, digital advertising spending will account for 77% of total worldwide media advertising in 2026, reaching approximately $870 billion and is expected to increase to approximately $1.13 trillion and 80.9% of total media advertising spend by 2029.

Below are some of the key trends and opportunities in the industry:

The rise of AI in Digital Advertising

AI is fundamentally altering the ad tech landscape. While initial AI applications focused primarily on the planning, workflow, and creative generation layers, the industry is now transitioning toward AI-native execution infrastructure. Modern advertisers are increasingly demanding AI agents capable of operating directly within real-time delivery systems, managing supply paths, optimizing pacing, and allocating budgets under live constraints. This shift from manual orchestration to machine-to-machine, agent-driven execution allows advertisers to process vast datasets instantly, dynamically tailor high-impact creative formats, and achieve superior operating leverage and capital efficiency in their campaigns.

The Shift Towards Performance-Driven Solutions

Amid macroeconomic uncertainty and the demand for clear Return on Ad Spend (ROAS), the industry is increasingly shifting toward performance-driven advertising. Advertisers are reallocating digital advertising budgets from traditional, top-of-funnel brand awareness campaigns toward direct response and measurable, outcome-driven solutions. This trend demands advanced multi-touch attribution, real-time analytics, and AI-driven optimization to directly link media investments across all channels to tangible business KPIs, such as online conversions, app installs, or offline store visits.

The Shift Towards Premium Video and Connected TV (CTV)

As viewership continues to migrate from conventional broadcast and cable television to streaming platforms, advertising budgets are accelerating toward Connected TV (CTV). According to eMarketer, CTV ad spending in the U.S. accounted for $33.1 billion in 2025, or 9.5% of total U.S. digital ad spending, and is expected to grow to $52.5 billion in 2029, representing 10.5% of total U.S. digital ad spending for that year, taking a growing share of linear TV ad spending.

Historically treated primarily as a top-of-funnel brand awareness channel, CTV is evolving into a full-funnel, performance-driven environment. Marketers increasingly demand measurable outcomes, utilizing advanced targeting, granular audience insights, and multi-touch attribution to link premium video investments directly to engagement, conversions and ROAS.

Growth of Commerce and Retail Media

Retail Media is one of the fastest-growing segments in digital advertising, leveraging valuable, purchase-based first-party data to drive sales. According to eMarketer, worldwide retail media ad spending accounted for $173.1 billion in 2025, or 21.9% of total digital ad spending, an 18.2% year-over-year increase. In the U.S., Omnichannel Retail Media ad spending accounted for $60.8 billion representing 17.4% of total U.S. digital ad spending in 2025 and is expected to reach $71.7 billion by 2026 and $98.3 billion by 2029, representing 18.4% and 19.6% of total U.S. digital ad spending, respectively.

The sector is expanding beyond retailer-owned websites to distribute personalized offers across off-site digital channels, including CTV, Social and DOOH. By bridging media exposure with actual sales data, Retail Media provides closed-loop measurement that enables brands to deliver localized campaigns and drive immediate purchasing decisions.

Multichannel Advertising and Cross-Platform Engagement

The modern consumer journey is more fragmented than ever, spanning multiple devices, platforms, and formats. Consumers today interact with brands across multiple platforms such as social media, search engines, websites, streaming services,  and more, before making a purchasing decision. To maximize reach and engagement, advertisers are shifting toward multichannel advertising strategies, ensuring a seamless and consistent brand experience across all digital touchpoints.

Digital Out-of-Home (DOOH)

Digital out-of-home (DOOH) refers to digital media used for advertising outside of the consumer's home in the public domain. Unlike traditional out-of-home advertising, such as billboards with printed posters, DOOH utilizes advanced digital technology to deliver engaging, contextually relevant content in public spaces.

The DOOH advertising channel is undergoing a rapid transition toward programmatic DOOH (pDOOH), which automates the buying, placement, and real-time optimization of outdoor inventory. Driven by dynamic data inputs and its growing integration with Retail Media, DOOH offers highly targeted reach and enhanced, measurable ROI for out-of-home audiences.

According to Statista, worldwide DOOH ad spending is expected to increase from $17.2 billion in 2024 to $26.3 billion in 2030, reflecting a 53.0% growth. In the U.S., eMarketer expects DOOH to grow from $3.9 billion in 2025 to $5.3 billion in 2029.

The Decline in Open Web

While display advertising across the Open Web has historically been a foundational channel, it is currently experiencing structural headwinds and a gradual decline in traffic. This contraction is driven primarily by two factors: the rapid proliferation of generative AI and search conversational interfaces—which increasingly provide users with direct answers and reduce outbound click-through rates to independent publisher sites—and a broader consumer attention shift toward closed media ecosystems. As audiences migrate to these “walled gardens,” advertising spend follows, causing the Open Web to lose relative market share. Consequently, success for publishers and advertisers in the remaining Open Web environment increasingly relies on AI-driven supply path optimization and high-impact dynamic creative formats to maximize user engagement and extract maximum value from every available impression.

The Rise in Social Media and Video-first Platforms Advertising

Conversely, social media and video-first platforms such as Meta, YouTube, TikTok, LinkedIn, Reddit and Pinterest - are experiencing a continuous rise in usage and consumer engagement. Driven by shifts in consumer behavior, algorithmic feeds, immersive video, and integrated commerce capabilities, these closed ecosystems are capturing an increasing share of digital advertising budgets, actively taking market share away from the Open Web. However, executing campaigns across these fragmented “walled gardens” presents significant complexity. Because each platform operates its own opaque delivery environment, advertisers increasingly require sophisticated, cross-channel technology to avoid isolated, inefficient buying. Companies that have access to both those social “walled gardens” and the Open Web have an important competitive advantage; Advertisers are expected to increasingly rely on AI-native execution infrastructure and proprietary agents, such as Perion’s Outmax, to deploy custom bidding algorithms tailored to specific KPIs. This technology enables brands to navigate platform-specific constraints, dynamically allocate real spend, and secure highly efficient, performance-driven outcomes within these closed ecosystems.

Digital Audio

As consumer engagement with podcasts and music streaming platforms rises, digital audio advertising continues to experience steady growth. According to eMarketer, digital audio ad spending accounted for $7.6 billion in 2025, and is projected to climb to $9.4 billion by 2029. Advances in Generative AI have fundamentally enhanced this channel, enabling advertisers to dynamically generate personalized audio ads at scale, adapting messages in real time based on listener context, demographics, and behavior. Additionally, in store or in malls audio messages are ripe for programmatic integration replacing the old fashion manual announcements. To capture this expanding addressable market, Perion offers WAVE, a cutting-edge generative AI solution designed to dynamically produce tailored audio advertisements that adapt messaging in real time based on a listener’s context, behavior, geography, and demographics.

Search Advertising

Search advertising is a direct-response channel for capturing high-intent consumer behavior. According to eMarketer, U.S. search advertising spend accounted for $145.0 billion in 2025, representing 41.4% of total U.S. digital media ad spending, and is expected to grow to $200.0 billion in 2029 or 39.9% of total digital media ad spend. However, the growth rate is expected to decline. The search landscape is experiencing a dynamic transformation due to the rapid integration of generative AI, conversational interfaces, and alternative discovery tools. These advancements are redefining traditional search behaviors, creating new competitive pressures, and modifying publisher monetization dynamics.

Continued Focus on user privacy

While Google reversed its decision to phase out third-party cookies in Chrome in July 2024, the digital advertising industry remains committed to a privacy-first ecosystem. Regulatory bodies in the U.S. and Europe continue to enforce strict data protection laws, compelling AdTech platforms to reduce reliance on legacy tracking methods. The industry continues to invest in alternative identity solutions, first-party data strategies, clean rooms, and AI-driven contextual targeting or statistically based optimization to ensure robust campaign performance while safeguarding consumer privacy. Regulators in the U.S., EU, U.K. and other countries remain firm on enforcing stricter data privacy laws and consumer protections, and enforcement bodies continue to scrutinize industry practices, to ensure that consumer privacy is safeguarded, setting compliance requirements that push advertisers to adopt privacy-centric approach.

Our Strengths

Perion One

On February 3, 2025, we introduced our Perion One strategy, designed to unify our diverse advertising channels, brands, and technologies into a single, advanced AI-native execution infrastructure. Perion One is intended to eliminate industry silos, enhance operational efficiency, and provide advertisers with a seamless way to execute and optimize cross-channel campaigns. Unlike traditional application-layer software, Perion One serves as an execution platform where AI directly controls real-time delivery systems, manages supply paths, and executes outcomes. This unified platform empowers brands, retailers, and agencies to increase audience reach, improve engagement, and drive measurable performance across the entire digital landscape.

Performance & Accountability: Outcome-Driven Solutions

As marketers increasingly demand solutions that link media investments to tangible business KPIs such as Return on Ad Spend (ROAS), we focus heavily on delivering outcome-driven solutions. Our proprietary technologies, such as our Performance CTV Solution, are designed to bridge the gap between brand awareness and performance marketing, turning traditionally top-of-funnel channels into full-funnel, ROI-focused environments. By combining advanced targeting, personalized creative formats, multi-touch attribution, and real-time insights, our solutions allow advertisers to optimize every dollar spent by reaching the right customers at the right moment with precision, relevance, and measurable impact.

Customer-Centric: Built Around the Brand, Not the Channel

We believe advertisers increasingly seek integrated solutions that optimize performance across platforms rather than within isolated channels. Our technology is designed to provide a customer-centric, channel-agnostic approach that supports end-to-end campaign management for brands, agencies, and retailers. Our AI-native execution agent, Outmax, operates independently and remains truly agnostic, allocating real spend and optimizing outcomes across multiple environments—including Connected TV (CTV), Digital Out of Home (DOOH), social, commerce, and the Open Web. Because our infrastructure is not constrained by the incentives of a single ecosystem, we can reallocate budgets seamlessly based on performance signals rather than platform bias, allowing us to optimize outcomes for our clients.

AI at the Core: Intelligent Execution Infrastructure

AI is embedded at the core of Perion One. We have transformed from merely utilizing AI in planning workflows to deploying an AI-native execution infrastructure. At the center of this is Outmax, our proprietary AI agents that operate directly at the execution layer. Outmax allocates real spend, manages pacing, and optimizes outcomes in real time under live delivery constraints. Furthermore, through our acquisition of Greenbids (the technology behind Outmax for walled gardens), the leveraging of Outmax for CTV that was built in-house organically, and the launch of SODA (Supply Optimization & Demand Amplification), our AI algorithms create custom, brand-specific bidding optimizations across major Demand Side Platforms (DSPs) and walled gardens, enabling us to significantly increase supply yield, increasing ROI, and reducing carbon emissions through highly efficient supply path optimization.

Market Agility and Cross-Channel Adaptability

In a landscape defined by macroeconomic volatility, rapidly shifting consumer behaviors, and economic uncertainty, agility is crucial. Advertisers frequently shift their preferences from brand awareness to direct response and performance-driven formats to maximize engagement and ROAS. Our multichannel footprint enables us to quickly adapt to these shifts, maintaining a strong presence across CTV, DOOH, retail media, the Open Web, and walled gardens such as YouTube, Meta, TikTok and Google DV360. This agility allows Perion to swiftly reallocate resources and capture spending in areas of increased advertiser demand, ensuring that we continue to provide value and adapt to our clients' needs regardless of broader market fluctuations.

AI-Driven Operational Efficiency and Scalability

We continuously focus on driving internal and external operational efficiencies. The transition to the Perion One platform was designed to drive cross-company efficiency by unifying our brands, operations, and global departments to streamline our organizational structure. Furthermore, the integration of our AI agents, Outmax, brings significant operating leverage by automating the most labor-intensive aspects of campaign execution, such as real-time pacing, spend allocation, and cross-channel tuning. By reducing manual tasks, our AI-driven automation processes enable us to manage higher ad spend and campaign complexity with leaner teams, driving higher productivity and lower server costs, and a structurally more efficient execution model that supports sustainable profitability.

Strong Balance Sheet and Robust Cash Generation

Perion prides itself in its decade-long generation of positive cash flow from operations. Throughout the years, the Company built a strong cash position, focusing on profitable growth, and has accumulated cash and cash equivalents, short-term bank deposits and marketable securities that stands at over $312.9 million as of December 31, 2025, with no debt. The Company’s capital allocation strategy strikes a balance between organic growth, strategic inorganic growth through targeted acquisitions and a share repurchase program of up to $200 million, of which $118 million were already executed through December 31, 2025.

Business Strategy

Overview

Our strategy is centered on operating and scaling an AI-native execution infrastructure that drives measurable outcomes across major digital advertising channels and market verticals.

In 2025, we unified our technologies, brands and operating structure under Perion One, transitioning from a portfolio of solutions toward an integrated execution platform. Perion One is designed to operate at the execution layer of digital advertising, where media spend is allocated, pacing is managed, supply paths are optimized and performance is measured under real-time constraints.

At the core of this infrastructure is Outmax, our proprietary AI execution agents, embedded directly into live campaign environments.

We believe that as AI increasingly automates planning, analytics and workflow layers across the industry, value may increasingly concentrate in execution infrastructure, where real-time decisioning, financial accountability and supply access reside.

Our strategy is built on three pillars.

1. Build and Scale Execution Infrastructure Across High-Growth Channels

We focus on embedding AI directly into live media delivery systems rather than operating solely at the planning or workflow layer.

Our execution infrastructure is designed to unify fragmented media environments across Connected TV (CTV), Digital Out-of-Home (DOOH), Retail Media and Commerce, social platforms, walled gardens and the open web. Rather than requiring customers to change their existing buying models, we integrate with major platforms while providing centralized execution logic and accountability.

Our growth strategy prioritizes channels where measurable performance is increasingly required, linear budgets are migrating to digital and programmatic adoption is accelerating. These include CTV, DOOH Social, Video Platforms, and Web. We continue to expand our capabilities across these environments while maintaining a channel-agnostic architecture.

We believe this execution-layer positioning differentiates us from application-layer software providers whose primary function is reporting, orchestration or workflow management.

2. Invest in AI Innovation Across Demand and Supply

AI is a central component of our long-term strategy and a core area of ongoing investment.

We invest in AI technologies that enhance campaign execution, optimization, targeting, creative adaptation and measurement across channels. Our AI capabilities operate directly within live media environments, enabling real-time allocation of spend, pacing control and performance optimization under defined constraints.

Our strategy spans both demand-side execution and supply-side monetization. We apply transaction-level intelligence to optimize supply paths, improve yield, reduce latency and enhance transparency into partner economics. We believe aligning demand and supply through intelligent infrastructure enhances ecosystem efficiency while supporting sustainable monetization models for publishers.

In parallel, we apply AI and automation across our internal infrastructure and operational processes to streamline workflows, strengthen pricing discipline, improve data analysis and increase scalability without proportional increases in operational resources.

We believe continued investment in AI-driven infrastructure supports our ability to manage increasing campaign complexity and adapt to evolving privacy and platform dynamics.

3. Expand Our Ecosystem Through Global Presence, Partnerships and Disciplined Inorganic Growth

We operate globally, with headquarters in Israel, primary sales offices in the United States and additional presence across North America, EMEA, APAC and other regions.

Our strategy includes expanding our geographic footprint in markets where digital media consumption, programmatic adoption and retail media ecosystems are developing. Geographic diversification broadens our addressable opportunity and strengthens relationships with multinational advertisers and publishers.

A core component of our expansion strategy is forming strategic partnerships that enhance access to demand, supply and data. These include integrations with major buying platforms, retail media networks, audience data companies, commerce and payment data providers and media owners. Our objective is to remain platform-neutral while embedding our execution infrastructure wherever media is bought and sold.

In addition to organic innovation, we selectively pursue acquisitions and strategic investments that accelerate our execution infrastructure strategy. We evaluate potential transactions based on strategic fit, technology differentiation, integration feasibility, financial profile and cultural alignment. We believe disciplined inorganic growth enables us to expand capabilities and enter new markets while maintaining operational focus.

Strategic Positioning

The digital advertising industry is transitioning from fragmented, interface-driven software toward infrastructure that enables real-time execution.

Our objective is to position Perion as:

•	A neutral, cross-channel execution layer

•	A production-grade AI agent operator

•	A scalable infrastructure platform serving both advertisers and publishers

While AI continues to reshape the broader technology landscape, we believe execution infrastructure where real dollars are allocated and outcomes are delivered, remains structurally durable.

Our strategy is to continue investing in this layer, scaling Perion One adoption and enhancing operational discipline over time.

Our Solutions

In an increasingly fragmented digital ecosystem, Perion provides advertisers, agencies, and publishers with a comprehensive suite of advanced technology solutions. Designed to drive measurable outcomes and operational efficiency, our solutions bridge the gap between media exposure and business results across all major digital channels.

AI Infrastructure for Demand & Supply Solutions

The foundation of our offerings is the Perion One platform, an AI-native execution infrastructure designed to unify our diverse advertising channels, technologies, and data sets. Unlike application-layer software that merely visualizes data or routes workflows, Perion One operates directly at the execution layer of media delivery. It provides a centralized ecosystem where marketers define their objectives, budgets, and guardrails, while our underlying AI algorithms orchestrate real-time bidding, pacing, and supply path optimization. All of the solutions detailed below—spanning across Connected TV (CTV), Digital Out of Home (DOOH), social, and the open web - operate natively on top of or seamlessly complement this unified infrastructure, driving consistent performance and structural efficiency across the entire advertising lifecycle.

A.	Outmax AI Agent

Outmax is Perion’s proprietary, production-grade AI execution agent embedded directly within the Perion One infrastructure and operates across several major social platforms, Open Web, major DSPs, and CTV channels. Operating under real-world delivery constraints, Outmax shifts the burden of manual campaign optimization to machine learning. The agent allocates real advertising spend, manages real-time pacing, and continuously optimizes outcomes across multiple channels. By systematically identifying and executing upon high-performing audiences and inventory subsets without ecosystem bias, Outmax drives high Return on Ad Spend (ROAS) while delivering significant operating leverage for our clients.

B.	CTV

Perion’s Connected TV solutions enable brands to reach highly engaged audiences across premium streaming channels, such as Hulu, HBO Max, Disney+, and DirecTV. In 2025, our CTV revenue increased by 42% year-over-year, also driven by the launch of our Performance CTV Solution. This solution integrates Perion’s AI-powered creative optimization and multi-touch attribution technology with premium inventory, effectively bridging the gap between top-of-funnel brand awareness and lower-funnel performance marketing. By turning CTV into a full-funnel, ROI-focused environment, Outmax for Performance CTV allows marketers to link their television media investments directly to tangible business key performance indicators (KPIs) like conversions and measurable ROAS.

Complementing our performance capabilities is our High-Impact CTV Solution Suite, which provides a wide array of immersive, high-end formats designed to captivate viewers during prime moments, such as gripping live sports events or show intermissions. These premium formats include Branded CTV and Dynamic CTV, which personalize content in real time designed to maximize relevance. Furthermore, our Stay-Live CTV provides a picture-in-picture experience to keep viewers connected during live events, while our Live CTV with the L Bar format maintains brand visibility via a non-intrusive banner during live broadcasts. We also offer interactive overlays and Pause Ads, which allow brands to occupy the screen during user-initiated reflective break moments. Together, these innovations ensure that advertisers can sustain visibility and drive deeper engagement without relying solely on conventional video assets.

C.	DOOH

Our programmatic Digital Out of Home (pDOOH) platform offers media buyers and owners a comprehensive, full-stack technology solution to manage, deliver, and optimize advertising across physical public spaces. In late 2025, we further advanced this channel with the launch of the Perion DOOH Player. Integrated directly into our Ad Server, Header Bidder, and Supply-Side Platform (SSP), the DOOH Player acts as an end-to-end operating system that unifies ad delivery and yield optimization, replacing fragmented legacy workflows. This hardware-agnostic solution allows media owners and digital signage partners to optimize both direct and programmatic revenue while scaling recurring revenue opportunities across the DOOH and Retail Media ecosystems.

Perion’s DOOH business continued to gain traction, growing by 36% year-over-year in 2025, representing 22% of our total display advertising revenue.

According to Statista, worldwide DOOH ad spending is expected to increase from $17.2 billion in 2024 to $26.3 billion in 2030, reflecting a 53.0% growth while in the U.S., eMarketer expects DOOH to grow from $3.9 billion in 2025 to $5.3 billion in 2029.

D.	Retail Media & Commerce

Retail Media remains a highly strategic growth engine for Perion, achieving a 36% year-over-year revenue increase in 2025 to over $109.9 million. Our omnichannel solutions allow advertisers to leverage purchase-based, first-party data to deliver dynamic, personalized, and localized offers across off-site screens, including CTV and DOOH. In 2025, we significantly expanded our commerce capabilities through strategic integrations and partnerships with Albertsons Media Collective, Walmart Connect, and Mastercard. These integrations allow advertisers to activate aggregated, real-world purchase insights, engage high-intent shoppers across multiple touchpoints, and utilize closed-loop measurement to connect media exposure directly to offline and online sales.

E.	High-Impact Display

Our High-Impact Display suite transforms standard open-web display advertising into immersive, attention-driven experiences. In 2025, U.S. display advertising spend, including banners, rich media, video and social, was $198.1 billion and, according to eMarketer, is expected to increase by 49% and reach $294.3 billion in 2029. eMarketer also reports that rich media, including high-impact ad formats, as well as outstream and instream video accounted for $143.7 billion of U.S. digital display ad spend in 2025 and is expected to increase by 60.5%, reaching approximately $230.6 billion in 2029.

Utilizing AI-driven Dynamic Creative Optimization (DCO), our platform renders and customizes visually striking ad formats across desktop and mobile devices based on real-time data points. This suite also incorporates innovative features such as our in-ad AI Chatbot, which enables consumers to interact dynamically with advertisers in real time, driving deeper user engagement and stronger brand connection.

F.	Digital Audio

The U.S. Digital Audio Advertising Market is on a significant upward trajectory, with projections indicating that advertising budgets will approach $9.4 billion by 2029. This rapidly growing sector represents a substantial opportunity for innovative advertising solutions.

To capture the expanding digital audio advertising market, Perion offers WAVE, a cutting-edge generative AI solution. WAVE dynamically produces tailored, personalized audio advertisements at scale, adapting messages in real time based on a listener’s context, behavior, geography, and demographics.

G.	Social

Executing optimized campaigns across fragmented, closed “walled gardens” such as Meta, YouTube and TikTok, requires specialized technology to overcome platform-specific constraints. Perion One, through Outmax, provides advanced AI algorithms that create custom, brand-specific bidding optimizations across an increasing range of major social ecosystems. This technology reduces media waste, aligns every campaign with specific business KPIs, and allows advertisers to extract highly efficient, performance-driven results from walled garden investments.

H.	Audience Segmentation

SORT® is our proprietary, AI-driven audience segmentation technology that provides scalable, privacy by design targeting without the use of third-party cookies or personally identifiable information. By analyzing real-time, cookieless data signals to identify shared traits and behaviors, SORT® classifies users into anonymous Smart Groups, enabling advertisers to maintain robust campaign performance while adhering to evolving global privacy standards.

I.	Website Publisher’s Solution

Perion equips digital publishers with advanced monetization technology, including ad serving and display monetization. In 2025, we enhanced our publisher offering with the launch of SODA (Supply Optimization & Demand Amplification). SODA is a next-generation AI algorithm designed for intelligent Supply Path Optimization (SPO) and traffic shaping. By evaluating incoming bid requests through a smart mediation layer, SODA identifies and selects only the most efficient, top-performing paths, significantly optimizing yield for publishers while optimizing site performance and latency.

J.	Search Advertising

Search advertising historically provided a reliable method for capturing high-intent consumer behavior. Throughout 2025, our Search advertising business operated under the tail period of our legacy agreement with Microsoft Bing, which expired on December 31, 2024. Starting in 2026, our Search operations transitions to operate primarily with Yahoo.

According to eMarketer reports, advertisers will increase their investment in search through 2029. The U.S. search advertising market is expected to reach $200.0 billion in 2029, representing 39.9% of U.S. digital ad spending. Due to structural market changes and strategic platform shifts, Search advertising is becoming a much less significant part of our overall operations and going forward is expected to represent a significantly smaller portion of our total revenue and Contribution ex-TAC; however, the segment remains profitable and continues to generate positive cash flow for the Company.

Our Technology

2025 was a pivotal year for Perion’s technology.  Several significant investments were brought together:

●	Perion’s decades of building and operating a portfolio of advanced adtech technologies

●	The acquisition of the Greenbids AI media optimization technology

●	Significant investment in a foundational AI infrastructure that powers our agentic initiatives

●	Significant investment in ad tech engine efficiency

●	Significant investment in unifying all of the above under the Perion One platform

The amalgamation of the above existing and new technologies is designed to create a stronger moat that powers the delivery and innovation of our products and solutions described above. Our Outmax AI-native execution infrastructure empowers:

●	Intelligent buy-side planning, activation, optimization and reporting, across multiple channels and all stages of the consumer journey

●	Intelligent publisher-side inventory optimization and monetization

The technology backbone behind our solutions is designed to connect brands with consumers via meaningful digital interactions and experiences. This is done through these key components:

a.	Perion One, Insights, & Perion ID

Introduced on February 3, 2025, Perion One serves as both an advanced technology framework and a strategic consolidation of our existing capabilities. By integrating and reimagining multiple technologies, Perion One is designed to provide a seamless, streamlined experience for both supply- and demand-side customers, making it easier to access, explore, and optimize our products and services.

As we continue to develop and scale the platform, Perion One is being designed to provide advanced analytical capabilities and performance metrics. We are building infrastructure intended to aggregate critical data—including total budget, reach, impressions, and engagement metrics—aiming to give clients full visibility into Key Performance Indicators (KPIs) through self-serve operational interfaces and pre-built dashboards. To support unification across the platform, we also developed Perion ID, our proprietary identity solution for unified client and user access. Perion ID is built on modern security standards, featuring a flexible authentication framework for individual users and federated enterprise system integrations to support the fluid adoption of our multiple offerings.

b.	Outmax AI Agent

Outmax is Perion’s proprietary, production-grade AI execution agent embedded directly within the Perion One infrastructure.  It brings deep intelligence to the various phases of campaigns: planning, activation, optimization and reporting, utilizing models built on top of our data as well as that supplied by our customers. Based on campaign-to-campaign learnings and complex problem solving methodologies, these technologies are leveraged to build products that generate better performance for our customers and improved efficiency by providing rules-based as well as budget and pacing optimizations.

A strong feature of Outmax is its ability to optimize a customer’s campaign, in real time, towards a specific desired performance outcome. The technology is embedded in Perion’s campaign execution engines, and the Outmax AI Agent is also able to dynamically optimize campaigns running within walled gardens, and emerging digital touchpoints.

c.	Buying Technologies

The set of buying technologies is designed to assist advertisers with campaign planning, design, activation, and optimization by providing data-driven recommendations and automations aligned with their specific objectives. It suggests advertising channels, audience targeting strategies, and ad product mixes based on benchmarks and past campaign data.
Outmax AI Agent is able to assist or own the above workflow components and features.  Especially during the execution and optimization phases, it is able to manage a proprietary mix of sub-agents and optimizes based on campaign, channel and client objective, using:

●	Its own set of advanced machine-learning optimization models for continuous campaign optimization towards specific performance goals.

●
SORT®, our proprietary cookieless targeting technology, which was developed in response to advertisers’ growing recognition of user privacy matters and the planned deprecation of cookies by Google. SORT® displays the result of our ability to analyze the complex data signals that are derived from our assets that flow through our technology.

●	Campaign targeting, pacing, and audience configurations

d.	Creative Platform

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

In conjunction with our creative platform, Outmax AI leverages Machine Learning for campaign delivery and optimization, using real-time analysis to determine the most effective advertisements for specific target audiences, leading to improved campaign performance. Our AI-based creative platform has the ability to create hundreds and thousands of different ad permutations, targeted at different audiences and optimized across devices and browsers, based on real-time signals such as weather and user intent groups.

e.	Supply Technology & SODA

The Supply Management set of technologies designed to facilitate relationships with our publishers by treating impressions in an optimal manner. Our platform is driven by business requirements and agreed upon monetary expectations, which in turn determine which ads are allowed, what prices are expected, and the allowable frequency.

SODA (Supply Optimization & Demand Amplification) is our intelligent AI solution that helps publishers improve the monetization of their inventory. The efficiency gains result in a leaner technology footprint and lower costs without sacrificing performance, as well as benefits partners on both sides of transactions via SPO/DPO (Supply Path Optimization / Demand Path Optimization).

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

f.	Search Advertising Technology

The technology behind our search solution is composed of the following systems:

●
Publisher management system that provides publishers access to an online dashboard providing analytics and performance optimization tools, as well as reports designed to enable them to maximize their distribution and monetization.

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

g.	Agentic Development

Behind all of the advanced technologies we build and operate is a talented engineering team. Aside from building and operating AI systems for our platform and our customers, we are also heavy users of AI for all internal software development.  We are firm believers in the power of AI, and are investing in internal AI adoption that remains at the service of enterprise requirements.

Competitive Landscape

The advertising technology industry is highly competitive and rapidly evolving. Numerous digital media and advertising technology companies offer services comparable to our advertising solutions and compete for finite advertiser and agency budgets as well as limited publisher inventory. In addition, a number of niche providers compete with us by delivering specific components or subsets of the services we offer.

Our competitors on both the supply and demand sides include privately held companies such as Kargo and GumGum, as well as publicly traded companies such as The Trade Desk, Zeta, Criteo, PubMatic, Nexxen, Magnite, and Teads, among others. We also compete with large, well-capitalized technology companies, including Google, Meta, Amazon, and Microsoft, which possess substantially greater financial, technological, and other resources than we do.

Certain companies in the ecosystem operate simultaneously as partners and competitors. For example, Google and The Trade Desk compete with various aspects of our offerings and partner with us in certain areas. Our Outmax solution is integrated with many leading platforms to enable clients to optimize performance outcomes, while at the same time we compete with certain platform-based and independent solutions. Similarly, although we compete to some extent with major demand-side platforms (DSPs), our technology is integrated with leading DSPs to facilitate activation of Perion’s advanced solutions and high-impact campaigns. In our search business, search engines independently generate organic traffic outside of our publisher network while also contributing to our search monetization activities.

We also face competition from specialized point solutions in discrete segments of our business. For example, in digital out-of-home (DOOH), we compete with T-Mobile’s Vistar platform and other DOOH-focused providers. In YouTube optimization, we compete with companies such as Channel Factory and other targeted optimization providers. Within our search business, beyond traditional search engines, we face competition from alternative discovery platforms that enable users to access content outside conventional search environments. These include companies such as IAC and System1, as well as emerging platforms leveraging AI-driven discovery tools, browser integrations, contextual search models, and other alternative access points.

As we introduce new solutions and expand our capabilities, and as our competitors do the same, we expect competitive pressures to intensify. Many of our current and potential competitors have significantly greater financial, research and development, data analytics, infrastructure, manufacturing, and sales and marketing resources than we do. These competitors may use their superior resources to acquire complementary businesses, enhance brand recognition, expand market share, accelerate innovation, and develop new technologies, systems, products, or features that compete directly or indirectly with our solutions and search services. As a result, demand for our solutions, products, and services could be adversely affected, regardless of whether competing offerings are equivalent or superior.

With respect to our supply-side technologies, through which we provide monetization and yield optimization solutions to publishers, we compete with a range of private companies, including Assertive Yield and Aditude, as well as other specialized providers. In addition, we compete with large supply-side platforms (SSPs) that, while often serving as integration partners within the broader ecosystem, also offer competing monetization, optimization, and infrastructure solutions. These dual relationships create a dynamic in which certain market participants act simultaneously as collaborators and direct competitors.

In addition, the introduction and rapid adoption of generative AI platforms, including ChatGPT, Perplexity, Copilot by Microsoft, Gemini by Google, Claude by Anthropic, and Grok by X, may lead to the development of new advertising, content discovery, and media activation tools that increase competition within the advertising technology industry. These technologies may lower barriers to entry, alter user behavior, shift traffic patterns, and disrupt traditional monetization models, which could intensify competitive dynamics across our markets.

Intellectual Property

Our proprietary technology, including our platform, products and related algorithms, are critical to our operations and competitive advantage. We strive to protect our intellectual property rights by relying on confidentiality and invention assignment agreements, trade secret, trademark, copyright, and patent laws in the United States and other countries as well as technical measures to establish and protect our intellectual property. Our portfolio includes registered trademarks and domain names in various countries as well as approximately 8 patents registered mainly in the U.S.

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

Government Regulation

Our business is conducted through the internet and therefore, among other things, we are subject to the laws and regulations that apply to e-commerce and online businesses around the world. These laws and regulations have been enacted and still evolving in the United States, Europe, Israel, Canada, and elsewhere and may impede the growth of the internet and AdTech or otherwise adversely impact our services. These laws and regulations cover data protection, data privacy, cybersecurity, e-commerce, content, use of “cookies”, pricing, advertising, distribution of “spam”, copyright and other intellectual property, use of AI systems and related technologies, libel, marketing, distribution of products, protection of minors, consumer protection, accessibility, taxation, online payment services and more. Many areas of laws and regulations affecting the internet and AdTech remain largely unsettled, even in areas where there has been some legislative or regulatory action.

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

We are subject to the data privacy laws and regulations of various jurisdictions, including the GDPR, U.S. state privacy laws such as the CCPA, the Israeli Privacy Law, the Canadian Privacy Law and the ePD. These laws and regulations generally impose stringent requirements such as transparency and user consent requirements and allow data subjects to request that we discontinue using certain data. In addition, some countries are considering or already enacted legislation requiring local storage and processing of data. Certain U.S. federal laws restrict online service providers’ collection of user information on minors and certain states in the U.S. have adopted “data brokers” laws and regulations imposing a centralized deletion mechanism, such as California’s Delete Request and Opt-out Platform (DROP) that will enable consumers to submit a single request triggering deletion obligations across all registered data brokers. This could affect data made available to us by our data brokers. Such laws and regulations further impose certain requirements on data brokers, including, without limitation, requirements relating to registration, consent, disclosure, and/or cybersecurity as well as restrictions on the collection or transfer of certain data sets considered to be sensitive such as precise geolocation data. Non-compliance with such laws could result in enforcement actions, significant fines and reputational harm.

We voluntarily participate in industry self-regulatory bodies such as the IAB TCF, IAB GPP, NAI, IAB, DAA and the DAAC, which promulgate best practices or codes of conduct addressing, among other things, data protection, data privacy, cybersecurity and the delivery of digital advertising. In light of court rulings relating to the TCF, there may be some ambiguity around the lawfulness of informed consent obtained via the TCF in the EEA and UK.

We adopted privacy policies and practices to address privacy implications on our various business activities. As part of our compliance program, we regularly review our privacy policies and practices in light of evolving regulation.

An increasing number of U.S. states, such as California, Virginia, Connecticut, Colorado, Texas, New York and Washington, adopted and additional states are planning to adopt, statutes concerning data protection and/or AI regulations which could affect us. This has led to an increasingly varied and complex regulatory landscape and could result in materially increased costs. The interpretation of data protection, data privacy and cybersecurity laws and regulations, and their application to our business may, in certain cases, be interpreted and applied in conflicting and more restrictive ways and in a manner that is not consistent with our current data protection, data privacy and cybersecurity practices. The enactment of new proposed laws, and the interpretation of existing laws, adds complexity to our operations, and could result in material costs, and may restrict the growth and profitability of our business.

 For more information, see the Risk Factor titled – “Our business depends on our ability to collect, use, maintain and otherwise process data, including personal data, to help our clients deliver advertisements and to disclose data relating to the performance of advertisements. Any limitation imposed on our collection, use, maintenance or other processing of this data could significantly diminish the value of our solution and cause us to lose sellers, buyers, and revenue. Regulations, legislation or self-regulation relating to data protection, data privacy, cybersecurity, AI, e-commerce and internet advertising and uncertainties regarding the application or interpretation of existing or newly adopted laws and regulations threaten our ability to collect, use, maintain and otherwise process this data, could harm our business and subject us to significant costs and legal liability for non-compliance.”

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

Acquisition of Greenbids

On May 13, 2025, Perion announced it has completed the acquisition of Greenbids SAS, an innovative AI platform that creates custom algorithms for campaign-level optimization across walled garden platforms such as YouTube, Facebook and Instagram, as well as other leading DSPs such as Google DV360 and The Trade Desk. The terms of the transaction included US $27.5 million in cash paid at closing, a three-year employee retention of US $15 million in cash and equity, and two-year performance-based payment of up to US $22.5 million.

C.           ORGANIZATIONAL STRUCTURE

The legal name of our Company is Perion Network Ltd. and we are organized under the laws of the State of Israel.

The following table sets forth our significant subsidiaries, all of which are 100% owned directly or indirectly by Perion Network Ltd.:

Name of Subsidiary	Place of Incorporation
Codefuel Ltd.	Israel
IncrediMail, Inc.	Delaware
Intercept Interactive, Inc.	New York
Vidazoo Ltd.	Israel
Hivestack Technologies Inc.	Canada
Perion SAS	France

D.	PROPERTY, PLANTS AND EQUIPMENT

Our headquarters are located in Tel Aviv, Israel. As of December 31, 2025, we lease approximately 32,328 square feet, excluding office space which we currently sublease. The lease expires in April 2029, with an option to extend for two additional three-year and two-year periods, unless we issue a 270-day prior written notice to the contrary at our sole discretion. Annual net cost is approximately $1.2 million.

Our principal offices in the United States are located at the World Trade Center (WTC) in New York. As of December 31, 2025, we lease approximately 9,500 square feet, excluding office space which we currently sublease. The lease expires in June 2026 and the annual net cost is approximately $0.7 million.

 Our principal offices in Canada are located in Montreal, Canada. As of December 31, 2025, we lease approximately 4,000 square feet. The lease expires in September 2026 with an option to extend for one additional two-year period. Annual net cost is approximately $0.1 million. This excludes co-working spaces we currently rent on short-term basis.

ITEM 4A.       UNRESOLVED STAFF COMMENTS

None.

ITEM 5.          OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements. In addition to historical financial information, the following discussion and analysis contains forward looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, including, without limitation, statements regarding the Company’s expectations, beliefs, intentions, or future strategies that are signified by the words “expects,” “anticipates,” ”intends,” “believes,” or similar language. These forward-looking statements involve risks, uncertainties, and assumptions. Our actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those discussed under Item 3.D. “Risk Factors” and elsewhere in this annual report.

Comparison of Years Ended December 31, 2024 and 2023 is incorporated by reference to the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 25, 2025.

Company Overview

Perion is an advanced technology leader redefining advertising through AI-native infrastructure, delivering real-time media execution across CTV, digital out-of-home, commerce and retail media, social and digital environments. Powered by Outmax, the company’s proprietary AI engine, Perion helps brands, agencies, and retailers optimize spend and performance, driving measurable outcomes at scale.

Our headquarters are located in Israel and our primary research and development facilities are located in Israel, Canada and across Europe. Our primary sales offices are located in the United States. We also have several sales and representative offices located in North America, APAC, and EMEA.

A.	OPERATING RESULTS

Components of Statements of Operations

The following describes the nature of our principal items of income and expense:

Revenue

We generate our revenue primarily from two major sources, Advertising Solutions and Search Advertising.

Advertising Solutions – We generate revenue from Advertising Solutions by delivering outcome-driven campaigns across multiple digital channels, including standard and high-impact display, social, CTV, digital audio and DOOH, primarily through our unified Perion One platform, an AI-native execution infrastructure to advertisers, agencies, and publishers. In addition, we generate revenue by providing advanced monetization solutions to Web and CTV publishers and DOOH media owners such as Supply Optimization, Ad Servers, SSP, Header Bidder and Media Player. Our diverse, technology-focused multi-channel set of solutions is designed to drive consumer engagement and high ROI for advertisers through high-impact ad formats.

Search Advertising – We generate Search Advertising revenue from service agreements with our search partners. This revenue is primarily derived from transaction volume-based fees earned by making our applications and intent-based search solutions available to online publishers and app developers on a revenue-share basis relative to the revenue generated by our search partners.

Geographic Breakdown of Revenue

For the distribution of our total revenue, by geographic areas, see Note 18 to our consolidated financial statements.

Cost of Revenue

Cost of revenue consists primarily of expenses associated with the operation of our server hosting, data verification and targeting, campaign creative, labor, as well as customer support.

Traffic Acquisition Costs and Media Buy (“TAC”)

Our traffic acquisition costs and media buy consist primarily of the costs of advertising inventory incurred to deliver ads, payments to publishers and developers who distribute our search properties together with their products, and the cost of distributing our own products. Traffic acquisition costs are primarily based on revenue share agreements with our traffic sources, and the media buy costs are primarily based on Cost Per Click (“CPC”) and Cost Per Mille (“CPM”).

Research and Development Expenses (“R&D”)

Our research and development expenses consist primarily of salaries and other personnel-related expenses, allocated facilities costs, subcontractors, and consulting fees.  Research and development costs are generally expensed as incurred and recorded in the consolidated statements of income (loss), except to the extent that such costs are associated with internal-use software that qualifies for capitalization.

Selling and Marketing Expenses (“S&M”)

Our selling and marketing expenses consist primarily of salaries and other personnel-related expenses, allocated facilities costs, as well as other outsourced selling and marketing activities.

General and Administrative Expenses (“G&A”)

Our general and administrative expenses consist primarily of salaries and other personnel-related expenses, allocated facilities costs, professional fees, and other general corporate expenses.

Change in fair value of contingent consideration

Our change in fair value of contingent consideration expenses consist of fair value adjustments of contingent consideration liabilities related to acquisitions.

Depreciation and Amortization

Depreciation and amortization consist primarily of depreciation of our property and equipment and the amortization of our intangible assets as a result of our acquisitions.

Restructuring costs and other charges

Restructuring costs and other charges consist of the expenses incurred by the company to adjust its operations and increase efficiency.

Financial Income, Net

Financial income, net consists mainly of interest income, foreign currency exchange gains or losses and foreign exchange forward transactions expenses. Interest income consists of interest earned on our cash, cash equivalents, short-term bank deposits and marketable securities. We expect interest income to vary depending on our average investment balances and market interest rates during each reporting period. Foreign currency exchange changes reflect gains or losses related to transactions denominated in currencies other than the U.S. dollar.

Income Tax Expense

A significant portion of our income is taxed in Israel and, as a result of previous acquisitions, in the United States and Canada. The standard corporate tax rate in Israel was 23% in 2024 and 2025. For our Israeli operations, starting in 2017 and  through 2025, part of our subsidiaries elected to implement the “Preferred Technological Enterprise” benefits pursuant to an amendment to the taxation laws which went into effect in 2017, under which a tax rate of 12% is applied to a portion of our income which qualifies for the benefits. Any other income which does not qualify for special benefits is subject to the standard corporate tax rate. We continue to utilize accumulated losses and other tax attributes in the United States and Canada. The federal statutory income tax rate in the United States has been 21% in 2024 and 2025. The federal statutory income tax rate in Canada has been 15% (as well as a provincial tax rate of 11.5% in Quebec) in 2024 and 2025. Other subsidiaries are taxed globally according to the tax laws in their respective countries of residence.

Comparison of Period to Period Results of Operations:

The following table sets forth our results of operations in dollars amounts and as a percentage of revenue for the periods indicated (in thousands of U.S. dollars):

	Year ended December 31,
	2024		2025
	Amount	% of Revenue	Amount	% of Revenue
Revenue:
Advertising Solutions	$335,550	67%	$348,930	79%
Search Advertising	162,736	33	90,997	21

Total Revenue	498,286	100	439,927	100

Costs and Expenses:
Cost of revenue	46,643	10	51,800	12
Traffic acquisition costs and media buy	285,962	57	236,484	54
Research and development	36,655	8	34,653	8
Selling and marketing	68,497	14	76,491	17
General and administrative	38,697	8	36,402	8
Change in fair value of contingent consideration	1,541	0	-	0
Depreciation and amortization	16,434	3	17,677	4
Restructuring costs and other charges	6,895	1	1,322	0
Total Costs and Expenses	501,324	101	454,829	103

Loss from Operations	(3,038)	(1)	(14,902)	(3)
Financial income, net	18,520	4	9,928	2

Income (loss) before Taxes on Income	15,482	3	(4,974)	(1)
Taxes on income	2,868	1	2,959	1

Net Income (loss)	$12,614	3%	$(7,933)	(2)%

Year Ended December 31, 2025 Compared to December 31, 2024

Revenue. Revenue decreased by 12% from $498.3 million in 2024 to $439.9 million in 2025.

Advertising Solutions revenue. Advertising Solutions revenue increased by 4%, from $335.6 million in 2024 to $348.9 million in 2025, accounting for 79% of revenue in 2025. This increase was primarily due to a 42% increase in our CTV channel and a 36% increase in Digital Out of Home revenue. The increase in Advertising Solutions revenue was partially offset by a 13% decline in Web revenue, mainly due to several discontinued web activities at the end of 2024.

Search Advertising revenue. Search Advertising revenue decreased by 44%, from $162.7 million in 2024 to $91.0 million in 2025, accounting for 21% of revenue in 2025. The decrease was primarily due to decrease in average daily searches and the number of publishers we work with following the changes implemented by Microsoft Bing during 2024.

Cost of revenue. Cost of revenue increased by 11%, from $46.6 million, or 10% of revenue in 2024, to $51.8 million, or 12% of revenue in 2025. The increase in cost of revenue was primarily as a result of higher direct costs supporting campaign execution and targeting, higher hosting costs, and increased data verification expenses.

Traffic acquisition costs and media buy. TAC amounted to $236.5 million, or 54% of revenue, in 2025, compared with $286.0 million, or 57% of revenue, in 2024. The margin expansion was primarily due to changes in the product mix, focusing on more profitable solutions.

Research and development expenses. R&D decreased by 5%, from $36.7 million, or 8% of revenue in 2024 to $34.7 million, or 8% of revenue in 2025. The decrease was primarily due to lower payroll and consulting costs driven by Perion One unification and higher software capitalization in 2025.

Selling and marketing expenses. S&M expenses increased by 12%, from $68.5 million, or 14% of revenue in 2024 to $76.5 million, or 17% of revenue in 2025.  The increase was primarily a result of increased marketing expenses to support our go-to-market strategy following the Perion One unification, as well as an increase in our stock-based compensation and higher employee-related costs and sales commissions.

General and administrative expenses. G&A decreased by 6%, from $38.7 million, or 8% of revenue in 2024 to $36.4 million, or 8% of revenue in 2025. The decrease was primarily due to a decrease in our rent and utilities as well as a decrease in consulting and outsource services.

Change in fair value of contingent consideration. Changes in fair value of contingent consideration in 2024 include a $1.5 million fair-value adjustment of the contingent consideration payable with respect to a previous acquisition.

Depreciation and amortization. Depreciation and amortization expenses increased by 8%, from $16.4 million in 2024 to $17.7 million in 2025. The increase was primarily attributable to the amortization of the acquired intangible assets derived from the Greenbids acquisition in May 2025.

Restructuring costs and other charges. Restructuring costs and other charges in 2024 and 2025 amounted to $6.9 million and $1.3 million, respectively, related to our restructuring plan which was implemented during 2024 and completed in 2025.

Financial Income, Net. Financial income, net decreased by $8.6 million from $18.5 million in 2024 to $9.9 million in 2025. The decrease was primarily due to lower interest income earned on reduced cash balances following our share repurchase program and the Greenbids acquisition, as well as unfavorable exchange rate fluctuations.

Taxes on income. Taxes on income increased from $2.9 million in 2024 to $3.0 million in 2025.   Despite the loss before income taxes in 2025, the Company recognized income tax expense primarily due to permanent differences related to stock-based compensation.

B.	LIQUIDITY AND CAPITAL RESOURCES

To date, we have financed our general capital expenditures with cash generated from operations, debt and equity offerings. To the extent we acquire new businesses, these acquisitions may be financed by any of, or a combination of, current cash on the balance sheet, cash generated from operations, debt or equity issuances.

As of December 31, 2025, we had $312.9 million in cash, cash equivalents, short-term deposits and marketable securities, compared to $373.3 million at December 31, 2024. The $60.4 million decrease is primarily a result of $26.6 million net cash paid in connection with acquisition, net of cash acquired, and $71.2 million paid for the repurchase of shares, offset by $41.9 million net cash provided by operating activities. We believe that our current working capital and cash flow from operation, in addition to proceeds from our 2021 public offerings, are sufficient to meet our operating cash requirements for at least the next twelve months. Our cash requirements have principally been for working capital, capital expenditures and acquisitions.

The following table presents the major components of net cash flows for the periods presented (in thousands of U.S. dollars):

	Year ended December 31,
	2024	2025
Net cash provided by operating activities	$6,939	$41,927
Net cash provided by (used in) investing activities	62,602	(37,397)
Net cash used in financing activities	(100,913)	(71,052)
Effect of exchange rate changes on cash and cash equivalents	(214)	333
Net decrease in cash and cash equivalents and restricted cash	$(31,586)	$(66,189)

Net cash provided by operating activities

In 2025, our operating activities provided cash in the amount of $41.9 million, primarily as result of stock-based compensation expenses of $31.1 million, depreciation and amortization of $17.7 million, offset by a net loss in the amount of $7.9 million.

In 2024, our operating activities provided cash in the amount of $6.9 million, primarily as result of income in the amount of $12.6 million, increased by stock-based compensation expenses of $27.2 million, depreciation and amortization of $16.4 million and restructuring costs of $6.9 million, offset by a net change of $49.2 million in operating assets and liabilities and $7.3 million change in payment obligation related to acquisitions.

Net cash provided by (used in) investing activities

In 2025, we used in our investing activities $37.4 million cash, primarily due to $26.6 million cash paid for the acquisition of Greenbids, net of cash acquired, and $11.7 million investment in short-term deposits, net.

In 2024, our investing activities provided cash in the amount of $62.6 million cash, primarily due to $68.1 million proceeds from short-term deposits, net, offset by $6.8 million purchase of property plant and equipment.

Net cash used in financing activities

In 2025, we used in our financing activities $71.1 million, primarily a result of $71.2 million paid for the repurchase of shares.

In 2024, we used in our financing activities $100.9 million, primarily a result of $54.5 million net cash with connection to previous acquisition contingent consideration, and $46.9 million paid for the repurchase of shares.

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

We conduct our research and development activities primarily in Israel, Canada and Europe. As of December 31, 2025, our research and development department included 128 employees and the services of additional 7 contractors through third-party service providers. Research and development expenses were $36.7 million and $34.7 million in the years ended December 31, 2024 and 2025, respectively. We regard technology and innovation as core drivers of our culture and operations and are essential for our growth. Hence, we invest substantial resources in research and development, both in-house and through sub-contractors and collaborations with third parties, to develop new products and platform solutions, applications and services, improve our core technologies and enhance our technology infrastructure and capabilities. Our advanced technological solutions, which are applied throughout the consumer journey and marketing funnel, include capabilities that enabled us to achieve above industry average margins.

In 2025, our efforts were focused on adapting, extending and maintaining compatibility with the ever-changing business landscapes and automation of our platform and operating systems, including the preparation for our strategy aimed to unify all businesses units, brands and technologies under the Perion brand and into one advanced platform named “Perion One”, which we announced on February 3, 2025.  Within the Perion One initiative, we have also significantly invested in a state-of-the-art foundational AI infrastructure to power our various agentic initiatives.

For a discussion of our intellectual property and how we protect it, see “Business Overview—Intellectual Property” under Item 4.B. above.

D.	TREND INFORMATION

Industry trends are expected to affect our revenue, income from continuing operations, profitability and liquidity or capital resources:

The following Industry trends are expected to affect our revenue, income from continuing operations, profitability and liquidity or capital resources. To successfully navigate these currents, our strategy bridges broader industry realities with specific operational pivots designed to capture market share and drive sustainable growth.

Macroeconomic Sensitivity. Overall digital advertising spend remains highly sensitive to broader macroeconomic health, inflation, consumer confidence, and interest rates. In periods of economic uncertainty, advertisers frequently reassess media budgets and exercise heightened scrutiny over their investments. Macroeconomic pressure actively drives the reallocation of budgets toward performance-driven, measurable formats that ensure high engagement and tangible Return on Ad Spend (ROAS).

The Transition to AI-Native Execution. The advertising technology industry is rapidly moving past basic workflow automation into an era of AI-driven campaign execution. Generative AI and predictive algorithms have shifted from theoretical features to core operational drivers that increase real-time bidding efficiency, automate dynamic creative generation, and optimize advertiser ROI. For Perion, AI is no longer just a feature, it is a structural advantage embedded directly into our infrastructure. Advertisers are increasingly adopting our proprietary AI agent, Outmax, to optimize yield, drive measurable outcomes, and manage cross-channel complexity under live delivery constraints. By automating the most labor-intensive aspects of campaign management, this transition to agentic AI is expected to bring significant operating leverage, drive higher productivity and serve as a fundamental catalyst for our future margin expansion.

Advertiser Demand for Platform Consolidation (Omnichannel). Advertisers are experiencing "point-solution fatigue" and are actively seeking unified platforms that offer a full-funnel, channel-agnostic view of the consumer. Navigating a fragmented ecosystem of screens and formats has created significant media waste, leading brands to demand synchronized execution across Connected TV (CTV), Retail Media, and Digital Out of Home (DOOH) rather than operating in disconnected silos. We positioned the strategic unification of our assets into the Perion One platform as a direct response to this trend. By providing a centralized execution infrastructure, Perion One allows brands and agencies to consolidate their vendor relationships, reduce operational friction, and execute holistic, data-driven campaigns across the digital landscape.

The Shift from Linear TV to Connected TV (CTV). The advertising industry is experiencing an ongoing, structural shift in viewership from traditional broadcast and cable linear TV to streaming platforms. While traditional linear TV still commands a significant share of ad spending, budgets are rapidly being reallocated to CTV as advertisers seek digital, data-driven, and measurable video formats. According to eMarketer, by 2028, U.S. CTV ad spending is projected to surpass linear TV ad spending for the first time. Perion is actively capitalizing on this trend by shifting CTV from a top-of-funnel brand awareness channel into an outcome-driven environment. Driven by the launch of our Performance CTV solution, which links premium video investments to tangible business KPIs, our CTV revenue increased by 42% year-over-year in 2025, significantly outpacing broader market growth.

The Evolution and Programmatic Automation of Digital Out-of-Home (DOOH). The Out-of-Home advertising sector is undergoing a rapid transition from traditional static billboards to dynamic, digital formats driven by advanced programmatic technology (pDOOH). This evolution enables advertisers to automate the buying, placement, and real-time optimization of out-of-home inventory based on dynamic data inputs. Global DOOH ad spending is projected to increase from $17.2 billion in 2024 to $26.3 billion by 2030. To capture this expanding total addressable market, Perion offers a full-stack DOOH technology ecosystem. In 2025, we launched the Perion DOOH Player, a hardware-agnostic solution that unifies ad delivery and yield optimization for media owners, driving operational scale and predictable recurring revenue. Reflecting our strong competitive positioning in this space, our DOOH revenue grew 36% year-over-year in 2025.

The Growth of Commerce and Retail Media Retail Media continues to be one of the fastest-growing segments in digital advertising, as marketers increasingly prioritize purchase-based, first-party data to drive highly measurable Return on Ad Spend (ROAS). The sector is rapidly expanding beyond retailer-owned websites to distribute personalized offers across off-site digital channels, including CTV and DOOH. We address this highly durable trend by integrating real-world commerce data directly into our programmatic execution infrastructure. In 2025, we forged strategic partnerships with major retail and commerce platforms, including Albertsons Media Collective, Amazon DSP, and Walmart Connect. These integrations allow advertisers to activate premium first-party data across Perion's high-impact display and DOOH formats, contributing to a 36% year-over-year revenue increase in our Retail Media vertical for 2025.

The Shift of Budgets to High-Impact Channels. There is an accelerated, structural shift of consumer attention and retail marketing budgets from traditional media to high-impact digital environments. This trend is directly reflected in the sustained, market-outpacing growth of our core engines; for the full year 2025, our CTV, DOOH, and Retail Media revenues grew by 42%, 36%, and 36% year-over-year, respectively. Furthermore, the integration of real-world commerce and purchase data into programmatic buying is a highly durable trend driving the expansion of the Retail Media vertical. Through strategic integrations with leading platforms such as Amazon DSP and Albertsons Media Collective, we are empowering marketers to activate premium, first-party commerce data across our high-impact display and DOOH formats, firmly establishing Perion's presence in high-intent media environments.

Supply Path Optimization (SPO) and Ecosystem Efficiency. Brands and agencies are increasingly consolidating their advertising spend into fewer, larger, and more transparent technology partners. This trend towards Supply Path Optimization (SPO) is driven by the desire to shorten the supply chain, eliminate intermediary friction, and secure highly efficient media buys. In response, we launched SODA (Supply Optimization & Demand Amplification), which introduces our SPO 2.0 solution. SODA uses an AI-powered smart mediation layer to intelligently evaluate incoming bid requests, selecting only the most efficient paths to optimize yield for publishers while reducing waste for advertisers.

The Evolution of Search Advertising Dynamics. The search advertising landscape is undergoing a significant transformation due to evolving consumer discovery behaviors, accelerated by generative AI and conversational interfaces, and structural shifts in legacy search partnerships. These AI-based solutions provide direct answers and conversational interfaces that significantly reduce the traditional search volume and web searches by users, consequently, causing a decline in page views and clicks on ads. We expect this trend to accelerate as AI usage deepens.

In 2024 and 2025, our Search Advertising revenue experienced a decline due to pricing adjustments and marketplace exclusions implemented by Microsoft Bing. Following the expiration of our legacy Bing agreement on December 31, 2024, our search business operated under a tail period in 2025 and is transitioning to operate primarily with Yahoo starting in 2026.

Privacy, Identity Deprecation, and Cookieless Solutions. The digital advertising industry continues to navigate the complex evolution of data privacy. While Google reversed its decision to fully deprecate third-party cookies on Chrome in favor of a user-choice model, the eventual transition away from legacy tracking methods remains inevitable due to strict regulatory enforcement in the U.S. and Europe.

Advertisers require robust, identity-free targeting frameworks that respect consumer privacy while maintaining campaign performance. We proactively address this ongoing trend through SORT®, our proprietary AI-driven audience segmentation technology. By utilizing real-time data signals rather than cookies or personally identifiable information, SORT® allows advertisers to safely and effectively identify high-intent consumer groups, designed to ensure compliance and resilient performance in a privacy-first ecosystem

For more information on uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our business, see Item 3.D “Key Information—Risk Factors.”

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

Total stock-based compensation expense recorded during 2025 was $31.1 million, of which $3.3 million was included in cost of revenue, $5.4 million in research and development expenses, $12.6 million in selling and marketing expenses, and $9.8 million in general and administrative expenses.

As of December 31, 2025, the maximum total compensation cost related to options and RSU’s, granted to employees and directors not yet recognized amounted to $17.8 million. This cost is expected to be recognized over a weighted average period of 1.46 years.

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

Accounting for tax positions requires judgments, including estimating reserves for potential uncertainties. We also assess our ability to utilize tax attributes, including those in the form of carry forwards for which the benefits have already been reflected in the financial statements. We record valuation allowances for deferred tax assets that we believe are not more likely than not to be realized in future periods. While we believe the resulting tax balances as of December 31, 2025 are appropriately accounted for, the ultimate outcome of such matters could result in favorable or unfavorable adjustments to our consolidated financial statements and such adjustments could be material. See Note 15 of the Financial Statements for further information regarding income taxes. We have filed or are in the process of filing local and foreign tax returns that are subject to audit by the respective tax authorities. The amount of income tax we pay is subject to ongoing audits by the tax authorities, which often result in proposed assessments. We believe that we adequately provided for any reasonably foreseeable outcomes related to tax audits and settlement. However, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved, audits are closed or when statutes of limitation on potential assessments expire.

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

During 2025, the Company completed a global restructuring that resulted in changes to its operating structure. As a result, the Company determined that it now has a single reporting unit, compared to the two reporting units it previously had (Advertising Solutions and Search Solutions), and all goodwill previously assigned to the Company's reporting units is now attributed to this single reporting unit.

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

During the Company’s annual impairment testing as of December 31, 2025, the Company performed a qualitative assessment to its reporting unit. The carrying value of the reporting unit was $403.7 million on December 31, 2025, including approximately $266.1 millions of goodwill. Based on the Company’s assessment, the estimated fair value of the reporting unit exceeded it carrying value by approximately 17%. If all assumptions are held constant, either a 13% increase in the discount rate or a 100% decrease in the long term growth would result in approximately a $67.9 million decreases in the estimated fair value of the reporting unit. A higher increase or decrease, respectively, in either of these assumptions individually would result in the reporting unit to fail Step 1 of the goodwill impairment analysis as of December 31, 2025.

For the years ended December 31, 2024 and 2025, no impairment losses were recorded.

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

For the years ended December 31, 2024 and 2025, no impairment of long-lived assets was recorded.

Recent Accounting Standards

For a discussion of other significant accounting policies used in the preparation of our financial statements and recent accounting pronouncements, see Note 2 to our consolidated financial statements contained elsewhere in this Annual Report.

ITEM 6.          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our executive officers and directors as of March 5, 2026:

Name	Age	Position
Eyal Kaplan*(1)(2)	66	Chairman of the Board of Directors
Tal Jacobson	51	Chief Executive Officer; Director
Elad Tzubery	42	Chief Financial Officer
Stephen Yap	50	Chief Revenue Officer
Michal Drayman*(1)(4)	53	Director
Amir Guy*(1)(3)	56	Director
Joy Marcus*(2)(3)(4)	64	Director
Rami Schwartz*(4)	68	Director
Michael Vorhaus*(2)(3)	68	Director

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

Eyal Kaplan has served as the chairperson of the board of directors of the Company since May 2018. He is also the chairperson of Medial Earlysign, a privately held company in the healthcare technology field, since 2020 and a board member at CUBEC Investment Corporation, a privately held company owned by the University of Colorado at Boulder from 2021 through March 2026. Mr. Kaplan was a member of the Technion (Israel Institute of Technology) Council (executive board) from January 2014 through September 2023, serving the maximum allowed term, where he chaired the Finance and Budget Committee. He currently serves as the chairman of the Technion’s Endowment Investment Committee. Mr. Kaplan is also engaged in advisory and consulting, focusing on growth-through-innovation and corporate strategies. Prior to that, he was Managing General Partner with Walden Israel, a venture capital firm, during which time he was Director and chairperson of numerous portfolio companies. In 1990 he co-founded Geotek Communications, an international Nasdaq traded wireless communications company, and served as senior vice president with broad strategic, managerial and operational responsibilities until 1995. Since 2012 he has been a member of the Technion Board of Governors, a body of some 300 high-profile visionaries and decision makers with outstanding achievements in the fields of science, technology, economy, industry, culture and society. From 2007 to 2012, Mr. Kaplan was a member of the Advisory Committee of Caesarea Center for Capital Markets & Risk Management, and from 2005 to 2014, he was a member of the Advisory Committee of the Global Consulting Practicum at the Wharton School of the University of Pennsylvania. Mr. Kaplan holds an MBA from the Wharton School of the University of Pennsylvania, a Master of Arts in International Studies from the Lauder Institute of the University of Pennsylvania, and a Bachelor of Science degree (with Honors) in economics and management from the Technion - Israel Institute of Technology.

Tal Jacobson has served as our chief executive officer since August 2023 and as a director of the Company since November 2023. Mr. Jacobson has been a leader and executive in the ad-tech industry for more than two decades. Prior to his appointment as Perion’s CEO, Mr. Jacobson served as General Manager of CodeFuel, Perion’s Search Advertising business unit. During his tenure, he turned CodeFuel into a significant driver of Perion’s market share and valuation. He also cemented a strategic relationship with Microsoft for which the company won the Microsoft Advertising Global Supply Partner Award. Mr. Jacobson’s success is rooted in his extensive experience in all facets of the tech industry. As Chief Revenue Officer and then Chief Business Development Officer of SimilarWeb, from 2012 through 2017, he was paramount to the Israeli unicorn growth spurt in its early days. Prior to that, Mr. Jacobson held several executive positions, by serving as VP of Business at McCann Erickson, as the chief executive officer of Watchitoo, a video collaboration platform, and Director of Business Development at AOL (ICQ).

Elad Tzubery has served as our Chief Financial Officer since August 2024. Prior to that, Mr. Tzubery served as our SVP Finance from July 2023 until August 2024 and as our VP Finance from December 2020 until July 2023. Prior to that, Mr. Tzubery served as our Senior Director of Finance from June 2018 until November 2020. Prior to that, he served as corporate controller at Allot Communications Ltd. (Nasdaq:ALLT), and prior to that he served as a CPA at Kost Forer Gabbay & Kasierer, a member of EY Global. Mr. Tzubery holds a BA in Accounting and Business Administration from the College of Management, Israel.

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

Michal Drayman has served as a director of the Company since June 2022. Ms. Drayman serves as a director and member of the audit and compensation committee of Meshek Energy-Renewable energy Ltd. (TASE: MSKE) since October 2024 and serves on the boards of several privately held companies including Able TX Ltd. and MetzerPlast. Ms. Drayman served as a director and member of the audit and compensation committee of Ree Automotive Ltd. (Nasdaq:Ree) from April 2023 to March 2025. A long standing investor who served as a partner in Jerusalem Venture Partners VC since 2014 to September 2023 and a CFO and VP business development at European High Tech Capital, a privately held investment firm which is focused on healthcare investments. Prior to that from 2001 to 2004 Ms. Drayman served as the VP Finance America of Lumenis Inc. From 1994 to 2001, Ms. Drayman served in different financial positions in Lumenis Ltd. (previously, Nasdaq:LMNS). Ms. Drayman holds a BA in Economics and Accounting from Haifa University, and an MBA in excellence from The College of Management, Rishon Letzion, Israel, Biomedical Management Track.

Amir Guy has served as a director of the Company since June 2022. Mr. Guy spent more than 27 years, in the advertising industry, both in corporate and entrepreneurial settings. Mr. Guy is the founder of Moonshoot since October 2023. Mr. Guy was the founder of togetherr (a Fiverr company) and served as its CEO from March 2021 through 2022. Mr. Guy served as Adler-Chomski Group’s / Grey Israel’s co-CEO and equity partner from February 2005 through January 2021. Prior to joining Adler-Chomski Group, Mr. Guy served in various accounts management roles, including Wunderman Thompson LLC and other private advertising companies. Mr. Guy holds a B.B.A in marketing and finance from the College of Management in Israel and an MBA from the Kellogg School of Management at Northwestern University.

Joy Marcus has served as a director of the Company since November 2019. Ms. Marcus has a wealth of experience in the media industry, including as EVP and GM Digital Video at Condé Nast Entertainment, CEO of Bloglovin’, SVP Global Marketing Solutions at Time Warner (now WarnerDiscovery), VP International at MTV Networks, a division of Viacom (now Paramount), GM North America of Dailymotion (acquired by Orange/France Telecom) and VP Business Development at B&N.com. Ms. Marcus is a member of the board of directors of BBC Maestro, Muso and Granite, which operate in the digital media industry and MOUSE (a nonprofit). Ms. Marcus is the Co-Founder and General Partner of The 98, a venture fund that invests in women-led technology businesses. Ms. Marcus is a Lecturer at the Keller Center of Entrepreneurship at Princeton University and previously served as the James Wei Visiting Professor in Entrepreneurship. She has also taught at Columbia University’s Masters in Technology Management program. Ms. Marcus holds an A.B. degree (Magna Cum Laude, Phi Beta Kappa), from Princeton University, holds a J.D. from New York University School of Law, and completed the management course in Finance & Accounting at the Columbia University Graduate School of Business.

Rami Schwartz has served as a director of the Company since January 2019. Mr. Schwartz joined The Portland Trust as Managing Director of the Tel Aviv office in April 2018. Mr. Schwartz also serves as the chairman of Radcom (NASDAQ: RDCM) and an advisory board member of Algosec. Previously, Mr. Schwartz was the President of the Amdocs Products and Amdocs Delivery groups from November 2010 through December 2017. Prior to joining Amdocs, Mr. Schwartz was the chairperson of Olive Software (acquired by ESW Capital), and Comply (acquired by Qualitest), as the co-founder and as the CEO of Zizio and DigiHOO, as an “entrepreneur in residence” at the Cedar Fund. In addition, Mr. Schwartz served as the CEO and director of Exanet (acquired by Dell) and as the General Manager of Precise Software (acquired by Veritas software). Mr. Schwartz holds a B.Sc. in excellence, in Mathematics and Computer Science from the Hebrew University in Jerusalem.

Michael Vorhaus has served as a director of the Company since April 2015. Mr. Vorhaus also serves as a director of Ionik (formerly known as Popreach) (TSXV:INIK). Mr. Vorhaus also serves as a Director of Turtle Rock Studies, a division of Tecent Holdings, Ltd (Nasdaq: TCEHY). Mr. Vorhaus founded Vorhaus Advisors in December 2018 and serves as its CEO since its inception. From 1994 to November 2018, Mr. Vorhaus held a variety of positions at of Frank N. Magid Associates, Inc. a research based strategic consulting firm. Mr. Vorhaus served as the President of Magid Advisor a unit of Magid Associates, from 2008 through 2018, and as Magid Associates’ Senior Vice President and Managing Director, from 1994 through 2008. From 2013 to 2014, Mr. Vorhaus served as a director of Grow Mobile Inc. In 1987, he founded Vorhaus Investments. Mr. Vorhaus routinely advises start-ups and venture capital firms. Mr. Vorhaus has invested in a wide variety of early stage companies primarily in the media and related industries. Mr. Vorhaus formerly served as a director of Altimar Acquisitions Corporation I (NYSE), II (Nasdaq) and III (NYSE). Mr. Vorhaus holds a B.A. in Psychology from Wesleyan University and completed the Management Development Program at the University of California, Berkeley’s Haas School of Business. There are no family relationships between any of our directors or executive officers.

B.          COMPENSATION

The aggregate direct compensation we paid to our directors and officers as a group (10 persons) for the year ended December 31, 2025, was approximately $12.6 million, which included approximately $0.3 million that was set aside or accrued to provide for pension, retirement, severance, or similar benefits. This amount includes bonuses paid to our officers pursuant to our executive bonus plan based on company performance measures, in accordance with our Compensation Policy. This amount does not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses, and other benefits commonly reimbursed or paid by companies in Israel. In addition, our directors are reimbursed for expenses incurred in order to attend board of directors or committee meetings.

In the year ended December 31, 2025, we granted our directors and officers in the aggregate (i) 413,328 restricted share units (“RSUs”), which vest over a one-year period or three-year period; and (ii) 417,163 performance-based share units (“PSUs”), linked to certain financial and operational performance and share price related metrics. These awards were granted under our 2024 Share Incentive Plan, as amended.

We pay each of our non-executive directors an annual fee of $62,500. In addition, as approved at the annual general meeting of our shareholders held on September 30, 2024, the 2024 AGM, we granted our non-executive directors (other than our chairperson of the Board) an annual RSU grant according to his or her role, with a value as follows:

•	chairperson of our Audit Committee: $177,500;

•	chairperson of our Compensation Committee: $175,000;

•	chairperson of our Nominating and Governance Committee: $172,500; and

•	other non-executive directors: $165,000.

We pay our chairman of the board of directors, Mr. Kaplan, and annual fee of $125,000, paid in four quarterly payments. Mr. Kaplan is also entitled to reimbursement of out-of-pocket expenses incurred in connection with his services as chairman and indemnification and liability insurance as provided to other members of the board of directors. Mr. Kaplan’s services agreement also includes customary non-disclosure, non-compete, and ownership assignment of intellectual property undertakings.

In addition, as approved at the 2024 AGM, Mr. Kaplan is entitled to an annual equity-based compensation of $270,000 per vesting annum. The RSUs shall vest on a quarterly basis, in equal tranches, during the year following the grant. All unvested RSUs held by a chairperson in office will automatically vest upon a Change of Control event (as defined below).

The Company maintains a mechanism aimed at aligning the date of the grant to all directors as of January 1 of each year regardless of the date on which they joined the Board. Incumbent directors will be awarded the grant less the value of vesting of the previous grant in the applicable year. The foregoing mechanism shall also apply, mutatis mutandis, in case we appoint a new chairperson to one of our Board committees. Newly appointed or elected directors will receive a pro-rated portion of the equity award as of the date of such individual’s appointment or election, and follow-up grants on January 1 of each subsequent year. The RSUs vest on a quarterly basis, in equal tranches, during the year following the grant. As an exception to the foregoing, the first annual grant of RSUs to be granted to a person upon his or her appointment as a director of the Company for the first time following the 2024 AGM will vest at the first anniversary of the grant date. All unvested RSUs held by a director in office will automatically vest upon a change of control of the Company, which is defined for this purpose as (i) a merger, acquisition, or reorganization of the company with one or more other entities in which the company is not the surviving entity, (ii) a sale of all or substantially all of the assets of the Company, or (iii) a transaction or a series of related transactions as a result of which more than 50% of the outstanding shares or the voting rights of the Company are beneficially owned by one person or group (as defined in the SEC rules) (the “Change of Control”).

The table below reflects the compensation granted to our five most highly compensated office holders during or with respect to the year ended December 31, 2025. We refer to the individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table below, “compensation” includes salary cost, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to the Company, as recognized in our financial statements for the year ended December 31, 2025, including the compensation paid to such Covered Executive following the end of the year in respect of services provided during the year. Each of the Covered Executives was covered by our D&O liability insurance policy and was entitled to indemnification and exculpation in accordance with applicable law and our articles of association. All numbers below are in US Dollars in thousands.

Name and Principal Position (1)	Salary Cost(2)	Bonus(3)	Equity-Based Compensation(4)	Total
Tal Jacobson, Chief Executive Officer	700	1,113	3,797	5,610
Maoz Sigron, former Chief Operating Officer (5)	146	58	1,957	2,161
Stephen Yap, Global Chief Revenue Officer(6)	900	902	281	2,083
Elad Tzubery, Chief Financial Officer	427	445	511	1,383
Eyal Kaplan, Chairman of the Board of Directors	125	0	232	357

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

(3) Annual bonus granted to the Covered Executives based on formulas set forth in the annual compensation plan and/or special bonus and/or signing bonus approved by compensation committee of the board and the board of directors pursuant to the terms of our Compensation Policy for Directors and Officers.

(4) Represents the equity-based compensation expenses recorded in our consolidated financial statements for the year ended December 31, 2025. Such numbers are based on the RSU grant date fair value in accordance with accounting guidance for equity-based compensation and does not necessarily reflect the cash proceeds to be received by the applicable officer upon the vesting and sale of the underlying shares. For a discussion of the assumptions used in reaching this valuation, see Note 2 to our Financial Statements.

(5) Mr. Sigron served as our Chief Operation Officer until May 25, 2025.

(6) Mr. Yap was appointed as our Global Chief Revenue Officer effective as of February 1, 2025.

 Compensation Terms of our Chief Executive Officer

Tal Jacobson was appointed as our Chief Executive Officer effective August 1, 2023. The following is a summary of Mr. Jacobson’s compensation terms, which are consistent with the Company’s Compensation Policy.

Mr. Jacobson’s annual base salary is NIS 1,800,000 (equivalent to approximately 564,263 USD). Mr. Jacobson is eligible for a target annual cash bonus of up to 100% of his annual base salary, or 150% in case of overachievement, based on a performance matrix pre-approved annually by our Compensation Committee and Board. The bonus also includes a discretionary component based on individual qualitative performance assessment. The discretionary component was set by the Compensation Committee and the Board at up to 20% of the amount of the bonus. In addition, our Compensation Committee and the Board are authorized to grant Mr. Jacobson, from time to time, a special bonus as set out in, and subject to the terms of, our Compensation Policy.

In addition, Mr. Jacobson was granted (i) 90,000 RSUs and 90,000 PSUs as of February 7, 2023 (the “2023 CEO Grant”), (ii) 250,000 RSUs and 250,000 PSUs as of July 30, 2024 (the “2024 CEO Grant”), and (iii) 200,000 RSUs and 300,000 PSUs as of November 3, 2025 (the “2025 CEO Grant”). The RSUs under the 2023 CEO Grant vested over three years with a 12-month cliff. The RSUs under the 2024 CEO Grant vest over three years with a 12-month cliff; one-third vested on the first anniversary of the grant date, and the balance vests quarterly over the next eight quarters. The RSUs under the 2025 CEO Grant vest over three years commencing as of January 1, 2026 (the "Vesting Start Date"), with a 12-month cliff; one-third vests on the first anniversary of the Vesting Start Date, and the balance vests quarterly over the next eight quarters. The PSUs granted in 2023, 2024 and 2025 are subject to performance conditions established by the Compensation Committee and the Board, which include financial and operational performance metrics and, in certain cases, share price-based measures. PSU vesting is generally contingent on achievement of applicable threshold levels and/or other vesting conditions, as determined under the relevant award terms. The maximum vesting of all granted PSUs is capped at 100%. All granted PSUs will not vest prior to the first anniversary of the grant date. As of March 5, 2026, 301,660 units out of the 2023 CEO Grant, 2024 CEO Grant and 2025 CEO Grant have vested.

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

For additional information regarding the 2023 CEO Grant, 2024 CEO Grant, and 2025 CEO Grant, including the applicable award terms and performance criteria, see the Company’s proxy statements filed in connection with the applicable annual general meetings.

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

As of March 5, 2026, our board of directors consists of seven directors. Our directors are elected in three staggered classes by the vote of a majority of the ordinary shares present and entitled to vote at meetings of our shareholders at which directors are elected. The members of only one staggered class will be elected at each annual meeting for a three-year term, so that the regular term of only one class of directors expires annually. Our annual meeting of shareholders is required to be held at least once during every calendar year and not more than fifteen months after the last preceding meeting.

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

Our Compensation Committee is authorized to, among other things, review, approve and recommend to our board of directors base salaries, incentive bonuses, including the specific goals and amounts, stock option grants, employment agreements, and any other benefits, compensation or arrangements of our executive officers and directors. In addition, our Compensation Committee is required to propose for shareholder approval by a special majority, a compensation policy governing the compensation of office holders based on specified criteria, to review, from time to time, modifications to the said compensation policy and examine its implementation, and to approve the actual compensation terms of office holders prior to approval thereof by the board of directors. As required under the Companies Law, a compensation policy should be approved by the shareholders every three years. Our shareholders adopted a Compensation Policy for Directors and Officers at the general meeting of the shareholders held on December 18, 2025, which is identical to the prior Compensation Policy. Our Compensation Committee also oversees the administration of our equity incentive plans.

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

D.          EMPLOYEES

The breakdown of our employees, by department, as of the end of each of the past three fiscal years is as follows:

	December 31,
	2023	2024	2025
Cost of sales	129	152	144
Research and development	158	135	128
Selling and marketing	170	136	131
General and administration	104	105	108
Total	561	528	511

As of December 31, 2025, we had 511 employees globally, from whom 160 were located in Israel, 158 were located in the United States, 106 were located in Canada, 62 were located in Europe and 25 of our employees were located across APAC. As of December 31, 2025, we also engaged the services of 104 contractors in different locations through a third-party service organization.

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

Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which covers, amongst other benefits, payments for state retirement benefits and survivor benefits (similar to the United States Social Security Administration), as well as state unemployment benefits. These amounts also include payments for national health insurance. The payments to the National Insurance Institute can equal up to approximately 19.77% of wages subject to a cap if an employee’s monthly wages exceed a specified amount, of which the employee contributes up to approximately 12.17% and the employer contributes approximately 7.6%.

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

Our subsidiaries in Europe, provide employees with benefits in accordance with applicable local laws and customary market practice. Employees in these jurisdictions are generally entitled to participate in mandatory state social security and pension schemes, funded by employer and employee contributions calculated as a percentage of salary and subject to applicable caps or thresholds. In addition, eligible employees receive statutory benefits such as paid annual leave, sick leave and other social benefits, and may receive supplementary benefits, which may include private health coverage, and additional pension arrangements, as customary in the relevant jurisdiction.

E.          SHARE OWNERSHIP

Security Ownership of Directors and Executive Officers

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of March 5, 2026, by all of our directors and executive officers as a group and by each officer and director who beneficially owns 1% or more of our outstanding ordinary shares.

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

Except as indicated in the footnotes to this table, each officer and director in the table has sole voting and investment power for the shares shown as beneficially owned by them. Percentage ownership is based on 39,330,319 ordinary shares outstanding as of March 5, 2026 (such amount excludes 115,339 ordinary shares held by the Company).

Name	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Outstanding
All directors and officers as a group (9 persons) (1)	834,549	2.11%

(1)	Includes 231,676 RSUs and options to purchase ordinary shares that are vested or will vest within 60 days of March 5, 2026.

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

We no longer grant any awards under the 2013 Plan as it was superseded by our 2024 Share Incentive Plan, although previously granted awards under the 2013 Plan remain outstanding. Ordinary shares subject to outstanding equity awards granted under the 2013 Plan that expire or become un-exercisable without having been exercised in full will become available again for future grant under the 2024 Plan (as defined below). As of December 31, 2025, a total of 136,429 options to purchase ordinary shares were outstanding under the 2013 Plan, with a weighted average exercise price of $6.78 per share, and 1,619,451 restricted share units were outstanding under the 2013 Plan. Our board of directors, or a duly authorized committee of our board of directors, administers the 2013 Plan.

2024 Share Incentive Plan

On November 19, 2024, our board of directors approved the adoption of the 2024 Share Incentive Plan. and on May 15, 2025, our board of directors approved the adoption of the French Sub-Plan to the 2024 Share Incentive Plan, or collectively, the 2024 Plan.

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

The maximum number of ordinary shares available for issuance under the 2024 Plan is equal to the sum of (i) 250,000 shares, (ii) any shares subject to awards under the 2013 Plan which will expire or become un-exercisable without having been exercised, and (iii) such additional number of shares as determined by our board of directors from time to time, if so determined, subject to the availability of unissued registered share capital; provided, however, that no more than 200,000 shares may be issued upon the exercise of incentive stock options. As of December 31, 2025, 2,388,236 restricted share units were outstanding and 129,545 ordinary shares were available for future issuance under the 2024 Plan.

The 2024 Plan provides for granting awards under various tax regimes, including, without limitation, in compliance with Section 102 of the Israeli Income Tax Ordinance (New Version), 5721-1961, or the Ordinance, and Section 3(i) of the Ordinance and for awards granted to our United States employees or service providers, including those who are deemed to be residents of the United States for tax purposes, Section 422 of the Internal Revenue Code of 1986, as amended, or the Code, and Section 409A of the Code and for awards granted to our employees in France, in compliance with the French Commercial Code, as amended.

Section 102 of the Ordinance allows employees, directors, and officers who are not controlling shareholders and are considered Israeli residents to receive favorable tax treatment for compensation in the form of shares or options, subject to the terms and conditions set forth in the Ordinance. Our non-employee service providers and controlling shareholders may only be granted shares or options under Section 3(i) of the Ordinance, which does not provide similar tax benefits.

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

F.          DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

None.

ITEM 7.          MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.          MAJOR SHAREHOLDERS

 The following table sets forth information with respect to the beneficial ownership of our shares as of March 5, 2026, by each person or entity known by us to beneficially own 5% or more of our outstanding ordinary shares.

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

For the purpose of calculating the percentage of shares beneficially owned by any shareholder, this table lists the applicable percentage ownership based on 39,330,319 ordinary shares issued and outstanding as of March 5, 2026 (such amount excludes 115,339 ordinary shares held by the Company).

Except as indicated in the footnotes to this table, to our knowledge, each shareholder in the table has voting and investment power for the shares shown as beneficially owned by such shareholder, except to the extent the power is shared by spouses under community property law. Our major shareholders do not have different voting rights than our other shareholders. The information in the table below with respect to the beneficial ownership of shareholders is based on the public filings of such shareholders with the SEC through March 5, 2026, and information provided to us by certain shareholders.

Name of Beneficial Owner	Shares Beneficially Owned
	Number	Percentage
Private Capital Management, LLC (1)	4,215,406	10.72%
Harel Insurance Investments & Financial Services Ltd. (2)	3,637,418	9.25%
Migdal Insurance & Financial Holdings Ltd. (3)	2,328,988	5.92%

(1) Based solely upon, and qualified in its entirety with reference to Amendment No. 1 to Schedule 13G filed with the SEC on February 6, 2026, regarding holdings as of November 30, 2025, by Private Capital Management, LLC (“PCM”). Of the 4,215,406 ordinary shares beneficially owned by PCM: (i) 1,717,856 ordinary shares are beneficially held for PCM’s own account; and (ii) 2,497,550 ordinary shares, are deemed to be under shared dispositive power by virtue of PCM clients that have delegated proxy voting authority to PCM. The address of PCM is 8889 Pelican Bay Boulevard, Suite 500, Naples, FL 34018.

(2) The information is based upon the shareholder notification provided to the Company by Harel Insurance Investments & Financial Services Ltd. (“Harel”) on January 4, 2026, regarding holdings as of December 31, 2025. Prior to that Harel filed an Amendment No. 4 to Schedule 13G with the SEC on August 5, 2025, which set forth that its holdings in the Company were 3,961,645 ordinary shares The reported ordinary shares are held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or insurance policies and/or exchange traded funds, which are managed by subsidiaries of Harel, each of which operates under independent management and makes independent voting and investment decisions. The address of Harel is Harel House; 3 Aba Hillel Street; Ramat Gan 52118, Israel.

(3) Based solely upon, and qualified in its entirety with reference to Schedule 13G filed with the SEC on November 13, 2025, regarding holdings as of September 30, 2025, by Migdal Insurance & Financial Holdings Ltd. (“Migdal”). According to such Schedule 13G, Migdal and certain of its direct or indirect, majority or wholly-owned subsidiaries reported beneficial ownership of 2,328,988 ordinary shares. The reported ordinary shares are held for members of the public through, among others, mutual funds, provident funds, pension funds and insurance policies managed by Migdal and its subsidiaries, each of which operates under independent management and makes independent voting and investment decisions. The address of Migdal is 4 Efal Street; P.O. Box 3063, Petach Tikva 49512, Israel.

To our knowledge, the significant changes in the percentage of ownership held by our major shareholders during the past three years preceding the date of this annual report on Form 20-F have been: (i) the increase in the percentage of ownership by PCM, above 5% during 2024, and a further increase in the percentage of ownership by PCM and its client accounts, above 10% during 2025; (ii) the increase in the percentage of ownership by Harel Insurance Investments & Financial Services Ltd. held for members of the public through various direct or indirect, majority or wholly-owned subsidiaries, above 5% during 2023, a further increase above 10% in 2024, and a decrease below 10% in 2025; (iii) the increase in the percentage of ownership by Migdal Insurance & Financial Holdings Ltd. and certain of its direct or indirect, majority or wholly-owned subsidiaries, above 5% during 2025; and (iv) the decrease in the percentage of ownership by Phoenix Holdings Ltd. and its various direct or indirect, majority or wholly-owned subsidiaries, below 5% during 2023, which later increased above 5% during 2023 and 2024, and a further decrease below 5% during 2025; (v) the increase in the percentage of ownership by Clal Insurance Enterprises Holdings Ltd. and its third-party client accounts and various direct or indirect, majority or wholly-owned subsidiaries, above 5% during 2023, and a subsequent decrease below 5% during 2024; and (vi) the increase in the percentage of ownership by Value Base Ltd. and its third-party client accounts and various direct or indirect, majority or wholly-owned subsidiaries, above 5% during 2025, followed by a subsequent decrease below 5% in that same year.

To our knowledge, as of March 5, 2026, we had five (5) shareholders of record (excluding the Depository Trust Company), all of whom were registered with addresses in the United States. These U.S. holders were, as of such date, the holders of record of approximately 0.02% of our outstanding shares. The number of record holders in the United States is not representative of the number of beneficial holders, nor is it representative of where such beneficial holders are resident, since many of these ordinary shares were held of record by brokers or other nominees.

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

Legal Proceedings

On April 16, 2024, Craig Beisner, a purported shareholder of the Company, filed a putative class action complaint, alleging violations of U.S. federal securities laws against, the Company and certain of our former and current directors and officers, in the United States District Court for the Southern District of New York (the “SDNY,” and the putative class action, the “SDNY Action”).  The SDNY Action asserts claims under Sections 10(b) and 20(a) of the Exchange Act and alleges that the defendants materially misrepresented and/or omitted facts in various public disclosures concerning the Company’s search advertising business and its partnership with Microsoft Bing. On August 5, 2024, the court appointed Menora Mivtachim Insurance Ltd., Menora Mivtachim Pensions and Gemel Ltd., Menora Mivtachim Vehistadrut Hamehandesim Nihul Kupot Gemel LTD, Clal Insurance Company Ltd., Clal Pension and Provident Ltd., and Atudot Pension Fund for Employees & Independent Workers Ltd. as joint lead plaintiffs (“Lead Plaintiffs”).  On September 20, 2024, Lead Plaintiffs filed an amended complaint against the aforementioned defendants and one additional defendant, one of the founders of Content IQ (the “Amended Complaint”). On November 4, 2024, the Company filed a motion to dismiss the Amended Compliant, which was granted in June 2025 by the SDNY with leave for plaintiffs to file an amended complaint on limited grounds. In July 2025, Plaintiffs filed notices of appeal to the Second Circuit Court of Appeals and the appeal was fully briefed as of February 27, 2026. The Company disputes the allegations of wrongdoing and intends to continue to vigorously defend against them.

On April 11, 2024, Ms. Hadar Shamai, filed a motion to certify a class action with the Financial Department of the District Court of Tel Aviv (the “DCTA”) against the above mentioned defendants. The proceedings in Israel are stayed until final resolution of plaintiffs’ appeal in the SDNY Action.

On February 13, 2025, purported shareholder John Carr filed a putative derivative action on behalf of the Company in the SDNY against all of the Company’s directors and certain of its officers and former directors, principally alleging that the Board breached its duties by allowing the Company to make material misrepresentations and/or omissions in various public disclosures concerning the Company’s search advertising business and partnership with Microsoft Bing (the “Derivative Action”).  The derivative action is stayed, pending final resolution of plaintiffs’ appeal in the SDNY Action. The Company also disputes the allegations of wrongdoing and intends to defend against them vigorously.

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

We believe that the Company and certain of its Israeli subsidiaries, qualify as a Preferred Technology Enterprise in 2025 and therefore, the portion of the income derived from Preferred Technology Income, as defined in the Investment Law, which qualifies for the benefits, is subject to a lower tax rate of 12% according to Amendment 73 to the Law, as described below.

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

•	A company must qualify as a “Competitive Enterprise” as described under the Investment Law.

•	Total annual consolidated revenue is below NIS10 billion (approximately $3.1 billion).

A “Special Preferred Technology Enterprise” is an enterprise that meets conditions one and two above, and in addition is a part of a group of companies that have total annual consolidated revenue in excess of NIS 10 billion (approximately $3.1 billion).

A “Preferred Technology Enterprise” satisfying the required conditions will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technology Income”, as defined in the Investment Law. The tax rate is further reduced to 7.5% for a Preferred Technology Enterprise located in Development Area A. These corporate tax rates shall apply only with respect to the portion of intellectual property developed in Israel unless certain exceptions apply. In addition, a Preferred Technology Enterprise will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million (approximately $62 million), and the sale receives prior approval from the National Authority for Technological Innovation (previously known as the Israeli Office of the Chief Scientist), to which we refer as the IIA.

A “Special Preferred Technology Enterprise” satisfying the required conditions, will thereby enjoy a reduced corporate tax rate of 6% on “Preferred Technology Income” regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technology Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefitted Intangible Assets” to a related foreign company if the Benefitted Intangible Assets were either developed by the Special Preferred Technology Enterprise or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from IIA. A Special Preferred Technological Enterprise that acquires Benefitted Intangible Assets from a foreign company for more than NIS 500 million (approximately $155 million) will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

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

We believe that we and our Israeli subsidiary Vidazoo are qualified as a “Preferred Technology Enterprise” in 2024 and 2025 and subject to a lower tax rate of 12% according to Amendment 73 to the Law, as described above.

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

Generally, a non-Israeli resident (whether an individual or a corporation) who derives capital gains from the sale of shares in an Israeli resident company purchased upon or after the registration of the shares on the TASE or on a regulated market outside of Israel (such as Nasdaq) should be exempt from Israeli capital gains tax unless, among others, (i) the shares were held through a permanent establishment that the non-Israeli resident shareholder maintains in Israel, or (ii) the Israeli resident company is classified as a real estate investment trust or ceased to be a real estate investment trust (as defined in the Ordinance). If not exempt, a non-Israeli resident shareholder would generally be subject to tax on capital gain at the ordinary corporate tax rate (23% in 2025), if generated by a company, or at the rate of 25%, if generated by an individual, or 30%, if generated by an individual who is a “substantial shareholder” (as defined under the Ordinance), at the time of sale or at any time during the preceding 12-month period (or if the shareholder claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares). A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include, among others, the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation (23% in 2025) and a marginal tax rate of up to 47% for an individual in 2025 (excluding excess tax as discussed below)) unless contrary provisions in a relevant tax treaty apply. Non-Israeli entities (including corporations) will not be entitled to the foregoing exemption if Israeli residents, whether directly or indirectly: (i) have a controlling interest of more than 25% in such non-Israeli entity or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenue or profits of such non-Israeli entity. Such exemption is not applicable, inter alia, to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

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

Taxation of Non-Israeli Resident Shareholders on Receipt of Dividends. Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, unless relief is provided under the provisions of an applicable tax treaty between Israel and the shareholder’s country of residence (provided that a certificate from the ITA allowing for a reduced withholding tax rate or a tax exemption is obtained in advance). With respect to a person who is a “substantial shareholder” (described above) at the time of receiving the dividend or at any time during the preceding 12 months, the applicable tax rate is 30%. Dividends paid on publicly traded shares, like our ordinary shares, to non-Israeli residents, are generally subject to Israeli withholding tax at a rate of 25%, so long as the shares are registered with a nominee company (whether or not the recipient is a substantial shareholder), unless a lower rate is provided under an applicable tax treaty (provided that a certificate from the ITA allowing for a reduced withholding tax rate is obtained in advance). However, a distribution of dividends to non-Israeli residents is generally subject to withholding tax at source at a rate of 20% if the dividend is distributed from income attributed to a “Preferred Enterprise” (as such terms are defined in the Investment Law), subject to the receipt in advance of a valid certificate from the ITA allowing for such reduced tax rate, or such lower rate as may be provided under an applicable tax treaty. If such dividends are distributed by a “Preferred Technology Enterprise” or a “Special Preferred Technology Enterprise”, paid out of “Preferred Technology Income” (as such terms are defined under the Investment Law), to a parent non-Israeli company that holds, alone or together with other foreign companies, 90% or more in the Israeli company and other conditions are met, the withholding tax rate will be 4% (or a lower rate under a tax treaty, if applicable, subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate).

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

Excess Tax. Individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income exceeding NIS 721,560 (approximately $226 thousand) for 2025 (which amount is generally linked to the annual change in the Israeli consumer price index, with the exception that based on Israeli new legislation such amount, and certain other statutory amounts will not be linked to the Israeli consumer price index for the years 2025-2027), including, but not limited to, dividends, interest and capital gain. In addition, pursuant to legislation effective as of January 1, 2025, an additional 2% excess tax is imposed on Capital-Sourced Income (defined as income from any source other than employment income, business income or income from “personal effort”), to the extent that the Individual’s Capital Sourced Income exceeds the specified threshold of NIS 721,560 (and regardless of the employment/business income amount of such individual). This new excess tax applies, among other things, to income from capital gains, dividends, interest, rental income, or the sale of real property.

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

This discussion applies only to a U.S. Holder that holds the ordinary shares as capital assets for U.S. federal income tax purposes (generally, property held for investment). It does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including any minimum tax, the Medicare contribution tax on net investment income and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	certain financial institutions;

•	dealers or traders in securities that use a mark-to-market method of tax accounting;

•	persons holding ordinary shares as part of a straddle, integrated or similar transaction;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities classified as partnerships for U.S. federal income tax purposes and their partners;

•	tax-exempt entities, “individual retirement accounts” or “Roth IRAs”;

•	real estate investment trusts or regulated investment companies;

•	persons who acquired our ordinary shares pursuant to the exercise of an employee stock option or otherwise as compensation;

•	persons that own or are deemed to own 10% or more of our stock by voting power or value; or

•	persons holding ordinary shares in connection with a trade or business outside the United States .

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

  Because we hold a substantial amount of cash and other passive assets, our PFIC status for any taxable year generally will depend on the average value of our goodwill and other intangible assets (as well as the value of our other active assets). If the value of our assets were determined by reference to the sum of our market capitalization and liabilities, we would likely be a PFIC for 2025 due to the low average value of our market capitalization during 2025. However, based on external advice, we believe that the market capitalization plus liabilities does not fairly reflect the gross value of our total assets, and alternative valuation methods are appropriate. Specifically, we believe that if our assets were valued based on the discounted cash flows or revenue multiples methods, our enterprise value for 2025 would be significantly larger than the value derived from using the market capitalization method. Accordingly, we believe that we were likely not a PFIC for 2025. However, our position is not binding on the U.S. Internal Revenue Service and there can be no assurance that it will agree with our valuation approach.

 In addition, we may also be a PFIC for any future taxable year if the portion of our financial income out of our gross income were to increase to 75% or more for any taxable year.

Our PFIC status for any taxable year is an annual factual determination that can be made only after the end of that taxable year and will depend on the composition of our income and assets and the value of our assets from time to time (including the value of our goodwill and other intangible assets). For the reasons described above, we cannot express any expectation regarding our PFIC status for the current or any future taxable year.

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

Alternatively, if we are a PFIC for any taxable year and if our ordinary shares are “regularly traded” on a “qualified exchange,” a U.S. Holder can make a mark-to-market election that will result in tax treatment different from the general tax treatment for PFICs described above. The ordinary shares will be treated as “regularly traded” for any calendar year in which more than a de minimis quantity of the ordinary shares are traded on a qualified exchange on at least 15 days during each calendar quarter. Nasdaq, where the ordinary shares are listed, is a qualified exchange for this purpose. If a U.S. Holder of ordinary shares makes a timely mark-to-market election, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the ordinary shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ordinary shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark- to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the ordinary shares will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ordinary shares in a year in which we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess treated as a capital loss). If a U.S. Holder of ordinary shares makes a timely mark-to-market election, distributions paid on ordinary shares will be treated as discussed under “—Taxation of Distributions” below. U.S. Holders should consult their tax advisers regarding the availability and advisability of making a mark-to-market election in their particular circumstances. In particular, U.S. Holders should consider carefully the impact of a mark-to-market election with respect to their ordinary shares given that we may have Lower-tier PFICs and that there is no provision in the Code, Treasury regulations or other official guidance that would permit them to make a mark-to-market election with respect to any Lower-tier PFIC.

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

We currently do not intend to make cash distributions on ordinary shares. Any distributions (other than certain pro rata distributions of ordinary shares) will be treated as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Dividends will not be eligible for a dividends-received deduction. Subject to applicable limitations, dividends paid on our ordinary shares to certain non-corporate U.S. Holders may be taxable at a favorable rate, provided that we are not (and are not treated with respect to any U.S. Holder as) a PFIC for our taxable year in which the dividend is paid or the preceding taxable year. Non-corporate U.S. Holders should consult their tax advisers regarding the availability of this favorable rate in their particular circumstances and taking into account our PFIC status for any taxable year.

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

F.          DIVIDENDS AND PAYING AGENTS

Not applicable.

G.          STATEMENT BY EXPERTS

Not applicable.

H.          DOCUMENTS ON DISPLAY

We are subject to the informational requirements of the Exchange Act that are applicable to foreign private issuers, and under those requirements file reports with the SEC. Those other reports or other information may be inspected without charge at the locations described above. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. Section 8103 of the National Defense Authorization Act for Fiscal Year 2026, named the “Holding Foreign Insiders Accountable Act”, which was signed into law on December 18, 2025, will require directors and officers of foreign private issuers to make insider reports under Section 16(a) of the Exchange Act, effective March 18, 2026. Our principal shareholders continue to remain exempt from the reporting under Section 16(a) of the Exchange Act and our directors, officers and principal shareholders continue to remain exempt from the short-swing profit recovery provisions contained in Section 16(b) of the Exchange Act with respect to their purchases and sales of ordinary shares. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within 120 days after the end of each subsequent fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and will submit to the SEC reports on Form 6-K containing unaudited quarterly financial information.

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

ITEM 11.        QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Exchange Rate Risk. A portion of our revenue and expenses are denominated in foreign currencies. As a result, numerous balances are denominated or linked to these currencies. Foreign currency related fluctuations resulted in $0.6 million net losses in 2023, $1.0 million net losses in 2024 and $2.0 million net losses in 2025. These losses are included in financial income, net, as presented in our statements of income (loss).

As of December 31, 2025, balance sheet financial items in U.S. dollars, our functional currency, and those currencies other than the U.S. dollars were as follows:

	U.S. dollars	NIS	Canadian dollars	Other Currencies	Total
	In thousands of U.S. dollars
Current assets	396,578	40,179	45,096	37,928	519,781
Long-term assets	1,297	7,869	476	244	9,886
Current liabilities	(116,586)	(12,207)	(33,839)	(24,744)	(187,375)
Long-term liabilities	(28,063)	(20,965)	(142)	-	(49,171)
Total	253,226	14,876	11,591	13,428	293,121

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

	Year Ended December 31,
	2023	2024	2025
Average rate for period	3.688	3.701	3.452
Rate at year-end	3.627	3.647	3.190

ITEM 12.        DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.        DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.        MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.        CONTROLS AND PROCEDURES

(a)
Disclosure Controls and Procedures Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures as of December 31, 2025, have concluded that, as of such date, our disclosure controls and procedures were effective and ensured that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

(b)
Management’s Annual Report on Internal Control Over Financial Reporting Our management, under the supervision of our chief executive officer and chief financial officer, is responsible for establishing and maintaining adequate internal control over our financial reporting. The Company’s internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act, means a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes policies and procedures that: (a) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and asset dispositions; (b) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of our financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (c) provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on our financial statements. Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2025. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control – Integrated Framework” (2013 framework). Our management has concluded, based on its assessment, that our internal control over financial reporting was effective as of December 31, 2025.

In accordance with guidance issued by the Securities and Exchange Commission, companies are permitted to exclude acquisitions from their final assessment of internal control over financial reporting for the first fiscal year in which the acquisition occurred. Our management’s evaluation of internal control over financial reporting excluded the internal control activities of Greenbids, which we acquired in May 2025. Greenbids total assets, excluding goodwill and acquired intangible assets, constituted approximately 0.5% of our consolidated total assets as of December 31, 2025.

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

ITEM 16B.     CODE OF ETHICS

Our board of directors has adopted an updated code of business conduct and ethics in November 2025 applicable to all of our directors, officers and employees as required by the Nasdaq Listing Rules, which also complies with the definition of a “code of ethics” set out in Section 406(c) of the Sarbanes-Oxley Act of 2002. A copy of the code of ethics can be found on our website at: https://perion.com/investors/governance-documents/. We granted no waivers under our code of business conduct and ethics in 2025.

ITEM 16C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees for the professional services rendered by our independent accountants Kost Forer Gabbay & Kasierer, a member of EY Global, for each of the last two fiscal years were as follows (in thousands of U.S. dollars):

	2024	2025
Audit Fees	$721	$800
Tax Fees	98	75
Audit Related fees	45	134
Total	$864	$1,009

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

Our audit committee provides assistance to our board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by pre-approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal control over financial reporting. Our audit committee also oversees the audit efforts of our independent accountants and takes those actions that it deems necessary to satisfy itself that the accountants are independent of management. Our audit committee has authorized all auditing and non-auditing services provided by our independent accountants during 2024 and 2025 and the fees paid for such services.

ITEM 16D.     EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.     PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In February 2024, our board of directors approved a share repurchase program of up to $50 million, which was expanded in April 2024 to a maximum of up to $75 million. In March 2025, our board of directors approved an additional $50 million expansion of the previously authorized share repurchase program, to a total of $125 million and in December 2025, authorized an additional $75 million expansion to a total of $200 million. As of December 31, 2025, we spent an aggregate of $118.1 million to repurchase 12,868,472 ordinary shares under our share repurchase program. The following table provides information regarding our repurchases of our ordinary shares for each month included in the period covered by this Annual Report on Form 20-F:

Period	(a) Total Number of Ordinary Shares Purchased	(b) Average Price Paid per Ordinary Share	(c) Total Number of Ordinary Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Approximate Value ($US) that may yet be purchased under the Plan
March 1, 2025 - March 31, 2025	762,242	8.529	762,242	71.6	M
April 1, 2025 - April 30, 2025	2,086,166	8.431	2,086,166	54.0	M
May 1, 2025 - May 31, 2025	1,565,515	10.008	1,565,515	38.3	M
September 1, 2025 - September 30, 2025	799,596	9.403	799,596	30.8	M
October 1, 2025 - October 31, 2025	838,714	9.626	838,714	22.7	M
November 1, 2025 - November 30, 2025	848,667	9.661	848,667	14.5	M
December 1, 2025 - December 31, 2025	767,572	9.983	767,572	81.9	M

ITEM 16F.      CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

(1)          Not applicable.

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

ITEM 16I.    DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTION

Not applicable.

ITEM 16J.      INSIDER TRADING POLICIES

 We have adopted an insider trading policy governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. A copy of our insider trading policy, as amended, is filed with this Annual Report on Form 20-F as Exhibit 11.1.

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

With respect to our third-party risk management processes, we generally seek to impose certain cybersecurity requirements on critical third parties with whom we do business. Although we employ third-party due diligence, onboarding, and other procedures designed to assess the data protection, data privacy, and cybersecurity practices of third-party service providers, suppliers and vendors (including risk assessments and contractual protections), our ability to monitor such practices is limited, we do not control their cyber risk management and there can be no assurance that we will detect, prevent, mitigate, or remediate the risk of any weakness, compromise, or failure in the systems, networks, and information owned or controlled by such third parties. When we do become aware that a third-party service provider, supplier, or vendor has experienced any compromise or failure, we attempt to mitigate our risk, which may include termination of such third party’s connections to our systems, networks and information where we deem it to be appropriate

For the year ended December 31, 2025, and as of the date of this report, we have not identified cybersecurity incidents that have materially affected us, including our operations, business strategy, results of operations, or financial condition. Despite our efforts to prevent, detect, mitigate, and remediate cybersecurity incidents, complete protection in the field of cybersecurity cannot be guaranteed and we can make no assurances that we have not experienced an undetected cybersecurity incident, including an incident that may have been material. For more information, see the Risk Factor titled – “Our business and financial performance may be materially adversely affected by information technology issues, data breaches, cyber-attacks and other similar incidents, as well as insufficient cybersecurity and other business disruptions.”

Cybersecurity Governance

Our board of directors considers cybersecurity risk as part of its overall enterprise risk management function and oversees management’s implementation of our cybersecurity risk management program. As part of such oversight, our board of directors receives reports from management and our internal auditor on our cybersecurity risks. In addition, management updates our board of directors, as necessary, regarding any material cybersecurity incidents, if any, as well as any incidents with lesser impact potential. In addition, at least once a year, our board of directors receives a report from management on the topic.

Our cybersecurity risk management team is led by our Chief Information Officer, or the CIO, and Chief Information Security Officer, of CISO. The team is responsible for detecting, assessing and managing our material risks from cybersecurity threats and incidents. Our CIO, who runs and oversees the cybersecurity risk management program, reports to our COO. Our CISO is reporting to our CIO and has primary responsibility for our overall cybersecurity risk management program and supervises both our internal cybersecurity personnel and our retained third-party cybersecurity consultants. Our CISO has extensive experience working in management roles related to cybersecurity and risk in various high-technology global companies, as well as industry certifications such as the International Information System Security Certification Consortium’s Certified Information Systems Security Professional certification (also known as ISC² CISSP). Additionally, our CIO has over 2 decades of extensive experience in management roles across information systems, information technology, and information security.

Our CISO and CIO periodically report directly to our board of directors on our cybersecurity risk management program and efforts to prevent, detect, mitigate, and remediate cybersecurity-related risks and incidents. In addition, we have an escalation process in place designed to inform senior management and, based on management’s assessment of risk, our board of directors, of material cybersecurity-related risks and incidents.

Our cybersecurity management team, together with our Data Protection Officer, supervises efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal cybersecurity personnel; periodic war games to prepare for data breaches, cyber-attacks, and other similar incidents; cybersecurity and privacy awareness trainings; periodic fraud risk assessments; containment and incident response tools; data retention policies;  follow research and professional publications by governmental bodies or other public or private sources, including third-party consultants engaged by us; and alerts and reports produced by cybersecurity tools deployed in the information technology environment.  Our cybersecurity management team actively engages with industry groups for benchmarking and awareness of best practices.

Data Protection Governance

Our Audit Committee considers data protection risk as part of its overall enterprise risk management function and oversees management’s implementation of our continuing Data Protection Compliance Program which is periodically presented to our Audit Committee. As part of such oversight, our Audit Committee receives updates from management and our CISO on data protection management and enforcement. In addition, management updates our Audit Committee, as necessary, regarding certain Data Protection enforcement and regulatory risks and, at least once a year, our board of directors receives a report from management on the topic. As part of the Data Protection Program we have also appointed an external DPO working closely with our internal data specialist.

PART III

ITEM 17.        FINANCIAL STATEMENTS

Not applicable.

ITEM 18.        FINANCIAL STATEMENTS

The following financial statements and related auditors’ report are filed as part of this annual report on Form 20-F:

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025

IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Perion Network Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Perion Network Ltd. and its subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of income (loss), comprehensive income (loss), changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 16, 2026 expressed an unqualified opinion thereon.

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

Revenue Recognition - Gross versus Net presentation

Description of the Matter
As described in Note 2 to the consolidated financial statements, the Company’s revenue is comprised primarily of Search Advertising Revenue and Advertising Solutions Revenue. In determining whether Search Advertising and Advertising Solutions revenue should be presented on a gross or net basis, the Company evaluates whether it acts as a principal or an agent in the transaction, including whether it controls the promised service before transferring that service to the customer.

Auditing the Company's evaluation of the principal versus agent considerations was complex and required a high degree of auditor judgment due to the significant judgment and subjectivity used by management in determining whether revenue should be presented on a gross or net basis. This judgment primarily related to evaluating, on a contract-by-contract basis, whether the Company controls the promised services before transferring those services to the customer and whether the Company is the primary party responsible for fulfilling the promise in the arrangement.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of internal controls over the Company’s gross versus net revenue evaluation process, including controls over the review of contracts, the assessment of principal versus agent considerations, and the completeness and accuracy of the underlying data used in the evaluation.

Our substantive audit procedures included, on a sample basis, reviewing the terms of contracts with publishers, evaluating management’s principal versus agent assessment, discussing contractual terms with legal and finance personnel responsible for managing the contractual arrangements, and evaluating the related disclosures in the consolidated financial statements.

Valuation of Goodwill

Description of the Matter
At December 31, 2025, the Company’s goodwill balance was $266 million. As discussed in Notes 2 and 8 to the consolidated financial statements, the Company’s goodwill is tested for impairment at least annually, or more frequently if events or circumstances indicate that the carrying value of goodwill may be impaired. The Company operates as a single reporting unit. The Company performed a quantitative impairment assessment by estimating the fair value of the reporting unit and comparing it to its carrying amount. Management’s estimate of the reporting unit’s fair value was primarily based on discounted cash flow projections and market multiplies derived from comparable businesses.

Auditing the Company's goodwill impairment test was complex and highly judgmental due to the significant estimates required to determine the fair value of its reporting unit. In particular, the fair value estimates were sensitive to changes in significant assumptions, including the discount rate, revenue growth rate, operating margins, working capital, weighted average cost of capital, estimated capital expenditures, and projected cash flow growth rates. These assumptions are inherently subjective and are affected by expected future market and economic conditions, as well as industry and company-specific qualitative factors.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s goodwill impairment valuation process, including controls over the significant assumptions used in estimating the fair value of the reporting unit.

To test the Company's goodwill impairment analysis, including the estimated fair value of the reporting unit, our audit procedures included assessing the methodologies and testing the significant assumptions and underlying data used by management. We evaluated the Company’s valuation process by comparing the significant assumptions to current industry and economic trends. We analyzed management’s forecasted revenue, including revenue growth rates, profitability margins, and working capital, and evaluated changes compared to historical results and selected guideline companies within the industry. In addition, we performed a sensitivity analysis of significant assumptions to evaluate the effect of changes in those assumptions on the estimated fair value of the reporting unit. We involved our valuation specialists to assist with our evaluation of the methodologies used by the Company and significant assumptions included in the fair value estimates.

Business combination - Valuation of technology acquired in a business combination and fair value of contingent consideration liability

Description of the Matter
As described in Note 5 to the consolidated financial statements, on May 8, 2025, the Company completed the acquisition of 100% of the shares of Greenbids SAS ("Greenbids") for a total consideration of $49.6 million, which comprised of cash consideration of $30.1 million and contingent consideration estimated at fair value of $19.5 million on the acquisition date (the “Greenbids acquisition"). The Greenbids acquisition was accounted for as a business combination in accordance with ASC 805 "Business Combinations". Accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their respective fair values, including intangible assets of $35.5 million, which consist primarily of $31.0 million of technology.

Auditing the Company's accounting for the Greenbids acquisition was complex and involved subjective auditor judgment due to the significant assumptions and judgement required by management in determining  the fair value of certain intangible assets and contingent consideration. The Company used the discounted cash flow method under the income approach ("the valuation model") to measure the fair value of the technology. The significant assumptions used to estimate the fair value of the technology included the discount rate applied and certain assumptions that form the basis of the forecasted results, such as revenue growth rates, profitability margins and probability of milestone achievement. The Company used a Monte Carlo simulation to measure the earn-out. The significant assumptions used in the Monte Carlo simulation included volatility and projected financial information. These significant assumptions are forward-looking and could be affected by future economic and market conditions.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of the internal controls over the Company’s accounting of the Greenbids acquisition. This included testing controls over the estimation process supporting the recognition and measurement of the technology and the contingent consideration, and management's judgment and evaluation of underlying assumptions and estimates with regards to the fair values of the technology and the contingent consideration.

To test the estimated fair value of the technology and contingent consideration, we performed audit procedures that included, evaluating the Company's use of valuation methodologies, evaluating the prospective financial information and testing the completeness and accuracy of the underlying data supporting the significant assumptions and estimates. In addition, we compared the significant assumptions, including forecasted revenue and revenue growth rates to market and economic trends, historical results of the acquired business and to other relevant factors. We utilized the assistance of our valuation specialists to evaluate the methods used to determine the fair value of the technology and contingent consideration, which included, independent comparative calculations to estimate the acquired entity discount rate and calculation of the fair value of the model used to calculate the contingent consideration. To test the estimated fair value of the contingent consideration, we performed audit procedures that included assessing the terms of the arrangement, including the conditions that must be met for the contingent consideration to become payable. We have also evaluated the Company’s disclosures regarding the business combinations included in Note 5 to the consolidated financial statements.

/s/ Kost Forer Gabbay & Kasierer
A Member of EY Global

We have served as the Company's auditor since 2004.

Tel-Aviv, Israel
March 16, 2026

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Perion Network Ltd.

Opinion on Internal Control Over Financial Reporting

We have audited Perion Network Ltd. and its subsidiaries' internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Perion Network Ltd. and its subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

As indicated in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Greenbids SAS, which is included in the 2025 consolidated financial statements of the Company and constituted 0.9% and 0.6% of total and net assets, respectively, as of December 31, 2025 and 0.6% and 39.1% of revenues and net income (loss), respectively, for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of Greenbids SAS.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of income (loss), comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and our report dated March 16, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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
March 16, 2026

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2025	2024
ASSETS
Current Assets
Cash and cash equivalents	$89,997	$156,228
Restricted cash	1,176	1,134
Short-term bank deposits	151,030	139,333
Marketable securities	71,877	77,774
Accounts receivable (net of allowance of $6,365 and $2,538 at December 31, 2025 and 2024, respectively)	187,871	164,358
Prepaid expenses and other current assets	17,830	22,638
Total Current Assets	519,781	561,465

Long-Term Assets
Property and equipment, net	11,685	8,916
Operating lease right-of-use assets	17,171	20,209
Intangible assets, net	89,169	68,917
Goodwill	266,066	247,086
Deferred taxes	9,266	8,517
Other assets	620	416
Total Long-Term Assets	393,977	354,061
Total Assets	$913,758	$915,526

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable	$129,882	$122,005
Accrued expenses and other liabilities	37,821	32,848
Short-term operating lease liability	2,324	3,648
Deferred revenue	1,206	2,049
Short-term payment obligation related to acquisitions	17,348	1,300
Total Current Liabilities	188,581	161,850

Long-Term Liabilities
Long-term operating lease liability	20,034	18,654
Payment obligation related to acquisition	10,383	-
Deferred taxes	7,397	-
Other long-term liabilities	11,357	12,082
Total Long-Term Liabilities	49,171	30,736
Total Liabilities	237,752	192,586
Commitments and Contingencies

Shareholders' equity
Ordinary shares of ILS 0.03 par value - Authorized: 80,000,000 shares at December 31, 2025 and 2024; Issued: 39,140,303 and 44,940,392 at December 31, 2025 and 2024, respectively; Outstanding: 39,024,964 and 44,825,053 shares at December 31, 2025 and 2024, respectively	341	391
Additional paid-in capital	487,716	527,149
Treasury shares at cost (115,339 shares at December 31, 2025 and 2024)	(1,002)	(1,002)
Accumulated other comprehensive income (loss)	267	(215)
Retained earnings	188,684	196,617
Total Shareholders' Equity	676,006	722,940
Total Liabilities and Shareholders' Equity	$913,758	$915,526

The accompanying notes are an integral part of the consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2025	2024	2023
Revenue
Advertising Solutions	$348,930	$335,550	$398,244
Search Advertising	90,997	162,736	344,911
Total Revenue	439,927	498,286	743,155

Costs and Expenses
Cost of revenue	51,800	46,643	37,853
Traffic acquisition costs and media buy	236,484	285,962	432,943
Research and development	34,653	36,655	33,880
Selling and marketing	76,491	68,497	59,341
General and administrative	36,402	38,697	32,062
Change in fair value of contingent consideration	-	1,541	18,694
Depreciation and amortization	17,677	16,434	14,092
Restructuring costs and other charges	1,322	6,895	-
Total Costs and Expenses	454,829	501,324	628,865

Income (loss) from Operations	(14,902)	(3,038)	114,290
Financial income, net	9,928	18,520	20,951

Income (loss) before Taxes on Income	(4,974)	15,482	135,241
Taxes on income	2,959	2,868	20,278

Net Income (loss)	$(7,933)	$12,614	$114,963

Net Earnings (loss) per Share - Basic:	$(0.19)	$0.27	$2.44

Net Earnings (loss) per Share - Diluted:	$(0.19)	$0.25	$2.30

Weighted average number of shares – Basic:	42,098,471	47,281,588	47,128,232

Weighted average number of shares – Diluted:	42,098,471	49,555,777	50,073,985

The accompanying notes are an integral part of the consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands

	Year ended December 31,
	2025	2024	2023

Net income (loss)	$(7,933)	$12,614	$114,963

Other comprehensive income (loss), net of tax:

Change in foreign currency translation	356	(197)	154
Changes in unrealized gain (loss) on marketable securities	35	164	(101)
Cash Flow Hedge:
Changes in unrealized gain (loss)	2,285	151	(787)
Gain (loss) reclassified into net income	(2,194)	(250)	1,233
Net change	91	(99)	446

Total Other comprehensive income (loss), net of tax:	482	(132)	499

Comprehensive income (loss)	$(7,451)	$12,482	$115,462

The accompanying notes are an integral part of the consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

	Ordinary shares		Additional paid-in capital	Accumulated Other Comprehensive income (loss)	Retained earnings	Treasury shares	Total shareholders’ equity
	Number of Shares	$	$	$	$	$	$

Balance as of December 31, 2022	46,172,393	398	515,280	(582)	69,040	(1,002)	583,134

Stock-based compensation	-	-	17,118	-	-	-	17,118
Exercise of stock-based compensation	1,818,951	15	2,418	-	-	-	2,433
Other comprehensive income	-	-	-	499	-	-	499
Net income	-	-	-	-	114,963	-	114,963

Balance as of December 31, 2023	47,991,344	413	534,816	(83)	184,003	(1,002)	718,147

Issuance of shares related to acquisitions - Vidazoo	416,596	3	10,548	-	-	-	10,551
Repurchase of shares for retirement	(5,200,000)	(38)	(46,882)	-	-	-	(46,920)
Stock-based compensation	-	-	28,133	-	-	-	28,133
Exercise of stock options and vesting of restricted stock units	1,617,113	13	534	-	-	-	547
Other comprehensive loss		-	-	(132)	-	-	(132)
Net income	-	-	-	-	12,614	-	12,614

Balance as of December 31, 2024	44,825,053	391	527,149	(215)	196,617	(1,002)	722,940

Repurchase of shares for retirement	(7,668,472)	(66)	(71,146)	-	-	-	(71,212)
Stock-based compensation	-	-	31,117	-	-	-	31,117
Exercise of stock options and vesting of restricted stock units	1,868,383	16	596	-	-	-	612
Other comprehensive income		-	-	482	-	-	482
Net loss	-	-	-	-	(7,933)	-	(7,933)

Balance as of December 31, 2025	39,024,964	341	487,716	267	188,684	(1,002)	676,006

The accompanying notes are an integral part of the consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2025	2024	2023
Cash flows from operating activities
Net income (loss)	$(7,933)	$12,614	$114,963

Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	17,677	16,434	14,092
Stock-based compensation expense	31,117	27,211	18,040
Change in payment obligation related to acquisitions	6,878	(7,325)	19,251
Foreign currency translation	(481)	53	(27)
Accrued interest, net	2,121	3,355	(5,547)
Deferred taxes, net	(1,527)	(2,109)	(654)
Accrued severance pay, net	(1,033)	295	(274)
Amortization of premium and accretion of discount on marketable securities, net	(623)	(1,257)	(1,147)
Gain from sale of property and equipment	(42)	(46)	(27)
Restructuring costs and other charges	1,322	6,895	-

Net changes in operating assets and liabilities:
Decrease (Increase) in accounts receivable, net	(22,976)	66,063	(5,329)
Increase (Decrease) in prepaid expenses and other current assets	3,500	(5,457)	(433)
Operating lease right-of-use assets	3,424	4,876	3,653
Operating lease liabilities	(318)	(3,820)	(3,966)
Increase (Decrease) in accounts payable	8,619	(96,362)	6,878
Increase (Decrease) in accrued expenses and other liabilities	3,091	(14,233)	(2,917)
Deferred revenue	(889)	(248)	(1,093)
Net cash provided by operating activities	$41,927	$6,939	$155,463

Cash flows from investing activities
Purchases of property and equipment	$(3,800)	$(6,872)	$(811)
Proceeds from sale of property and equipment	42	46	27
Capitalized internal-use software development costs	(1,942)	-	-
Investment in marketable securities	(59,337)	(39,502)	(111,026)
Proceeds from maturities of marketable securities	65,903	40,813	34,427
Proceeds from short-term deposits	139,333	207,450	253,400
Investment in short-term deposits	(151,030)	(139,333)	(207,450)
Cash paid in connection with acquisitions, net of cash acquired	(26,566)	-	(101,921)
Net cash provided by (used in) investing activities	$(37,397)	$62,602	$(133,354)

Cash flows from financing activities
Repurchase of shares for retirement	$(71,212)	$(46,920)	$-
Proceeds from exercise of stock-based compensation	612	547	2,433
Repayment of long-term loans	(452)	-	-
Payments of contingent consideration	-	(54,540)	(13,256)
Net cash used in financing activities	$(71,052)	$(100,913)	$(10,823)

Effect of exchange rate changes on cash and cash equivalents	333	(214)	141

Net increase (decrease) in cash and cash equivalents and restricted cash	$(66,189)	$(31,586)	$11,427

Cash and cash equivalents and restricted cash at beginning of year	157,362	188,948	177,521
Cash and cash equivalents and restricted cash at end of year	$91,173	$157,362	$188,948

The accompanying notes are an integral part of the consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31
	2025	2024	2023
Reconciliation of cash, cash equivalents, and restricted cash to the consolidated balance sheet

Cash and cash equivalents	$89,997	$156,228	$187,609
Restricted cash	1,176	1,134	1,339
Total cash, cash equivalents, and restricted cash	$91,173	$157,362	$188,948

Supplemental Disclosure of Cash Flow Activities:

Cash paid during the year for:
Income taxes, net of refunds	$8,349	$13,098	$18,030
Interest	$85	$13	$6

Non-cash investing and financing activities:
Creation of new lease right-of-use assets arising from lease liability	$386	$18,476	$132
Issuance of shares in connection with acquisitions	$-	$10,551	$-
Measurement period adjustment	$-	$(889)	$-
Purchase of property and equipment on credit	$(578)	$936	$2

The accompanying notes are an integral part of the consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:	GENERAL

Perion Network Ltd. ("Perion") and its wholly-owned subsidiaries (collectively referred to as the "Company"), is a global advertising technology company that provides digital advertising solutions to advertisers, agencies, publishers and retailers. The Company's technology connects advertisers with consumers across major digital channels, including Connected TV (CTV), Digital Out-of-Home (DOOH), retail media, social platforms, the Open Web, and search.

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

The consolidated financial statements include the accounts of Perion and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated.

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. Generally Accepted Accounting Principles (“GAAP”) requires management to make estimates, judgments and assumptions that affect the amounts reported and disclosed in the financial statements and the accompanying notes. Actual results could differ materially from those estimates. On an ongoing basis, the Company's management evaluates its estimates, including those related to revenue recognition, allowance for credit losses, fair value of intangible assets and goodwill, useful lives of intangible assets, contingent consideration, share-based awards, realizability of deferred tax assets, and tax uncertainties. Such estimates are based on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of the Company’s assets and liabilities.

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

Financial statements in U.S. dollars

The reporting currency of the Company is the U.S. dollar (“USD”). Major parts of the Company’s operations are carried out by the Company and its subsidiaries in the United States and Israel. The functional currency of these entities is the USD. Accordingly, monetary accounts maintained in currencies other than the USD are remeasured into USD, in accordance with ASC 830, Foreign Currency Matters. All transaction gains and losses resulting from the re-measurement of the monetary balance sheet items are reflected in the statements of income (loss) as financial income or expenses, as appropriate.

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

Cash and cash equivalents and short-term bank deposits

The Company considers all short-term, highly liquid and unrestricted cash balances, with stated maturities of three months or less from date of purchase, as cash equivalents. Short-term deposits are bank deposits with maturities of more than three months but less than one year at the date acquired. The short-term deposits as of December 31, 2025 and 2024 are denominated primarily in USD and bear interest at an average annual rate of 5.84% and 4.95%, respectively.

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

The Company periodically evaluates its available-for-sale debt securities for impairment. If the amortized cost of an individual security exceeds its fair value, the Company considers its intent to sell the security or whether it is more likely than not that it will be required to sell the security before recovery of its amortized basis. If either of these criteria are met, the Company writes down the security to its fair value and records the impairment charge in the consolidated statements of income (loss). If neither of these criteria are met, the Company determines whether credit loss exists. Credit loss is estimated by considering changes to the rating of the security by a rating agency, any adverse conditions specifically related to the security, as well as other factors. Any remaining unrealized losses, net of taxes, are included in accumulated other comprehensive income (loss) in shareholders’ equity.

Allowance for credit losses on available-for-sale marketable securities are recognized in the Company’s consolidated statements of income (loss), and any remaining unrealized losses, net of taxes, are included in accumulated other comprehensive income (loss) in shareholders’ equity.

The Company did not recognize an allowance for credit losses on marketable securities for the period ended December 31, 2025 and 2024.

Accounts receivable and allowance for credit losses

Accounts receivable are recorded at the invoiced amount and amounts for which revenue has been recognized but not invoiced, net of allowance for credit losses. Unbilled receivables represent revenue recognized for which the Company expects to invoice subsequent to the period end. The Company evaluates its outstanding accounts receivable and establishes an allowance for credit losses based on information available on their credit condition, current aging, historical experience and future economic and market conditions. These allowances are reevaluated and adjusted periodically as additional information is available.

The following table provides a roll-forward of the allowance for credit losses that is deducted from the amortized cost basis of accounts receivables to present the net amount expected to be collected as of December 31, 2025:

Balance as of December 31, 2024	$2,538
Increase in provision for expected credit losses	5,863
Recoveries collected	(1,479)
Amounts written off charged against the allowance	(555)
Foreign currency translation	(2)
Balance as of December 31, 2025	$6,365

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following table provides a roll-forward of the allowance for credit losses that is deducted from the amortized cost basis of accounts receivables to present the net amount expected to be collected as of December 31, 2024:

Balance as of December 31, 2023	$2,091
Increase in provision for expected credit losses	2,027
Recoveries collected	(597)
Amounts written off charged against the allowance	(986)
Foreign currency translation	3
Balance as of December 31, 2024	$2,538

Property and equipment

Property and equipment are stated at cost, net of accumulated depreciation and impairment. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets at the following annual rates:

%
Computers and peripheral equipment	33
Internal-use software	33
Office furniture and equipment	6 - 15

Leasehold improvements are amortized using the straight-line method over the term of the lease or the estimated useful life of the improvements, whichever is shorter.

Internal-Use Software Development Costs

According to ASC 350-40 the Company capitalizes certain internal-use software development costs associated with creating and enhancing internal-use software related to its platform and technology infrastructure. These costs include personnel and related employee benefits expenses for employees who are directly associated with and who devote time to software projects, and services consumed in developing or obtaining the software.

Software development costs that do not meet the criteria for capitalization are expensed as incurred and recorded in research and development expenses in the consolidated statements of income (loss). Software development activities generally consist of three stages, (i) the planning stage, (ii) the application and infrastructure development stage, and (iii) the post implementation stage. Costs incurred in the planning and post implementation stages of software development, including costs associated with the post configuration training and repairs and maintenance of the developed technologies, are expensed as incurred. Costs incurred in the application and infrastructure development stages, including significant enhancements and upgrades, are capitalized. Capitalization ends once a project is substantially complete, and the software and technologies are ready for their intended purpose.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Internal-use software development costs are amortized using a straight-line method over the estimated useful life of three years, commencing when the software is ready for its intended use.

Capitalized internal-use software, net of accumulated amortization, of $2,194 are included in property and equipment, net in the consolidated balance sheets as of December 31, 2025 (see Note 7).

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

As the implicit rate of the leases is not readily determinable, the Company uses incremental borrowing rates based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The operating lease ROU asset also includes any lease payments made prior to commencement and lease incentives. An option to extend the lease is considered in connection with determining the ROU asset and lease liability when it is reasonably certain that the Company will exercise that option. An option to terminate is considered unless it is reasonably certain that the Company will not exercise the option. Lease expenses for lease payments are recognized on a straight-line basis over the lease term.

The Company elected the practical expedient allowing not to separate the lease and non-lease components for its leases. For short-term leases with a term of 12 months or less, operating lease ROU assets and liabilities are not recognized and the Company records lease payments on a straight-line basis over the lease term.

The Lease includes obligations to make base rent payments and additional variable lease payments for the Company’s allocated share of variable costs associated with the operation and management of the property, which include utilities, property taxes, common area maintenance, and amenities costs.

Intangible assets, net

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

Business combinations

The Company accounted for business combination in accordance with ASC 805, Business Combinations (“ASC 805”). ASC 805 requires recognition of assets acquired, liabilities assumed, and any non-controlling interest at the acquisition date, measured at their fair values as of that date. Any excess of the fair value of net assets acquired over purchase price is allocated to goodwill. During the measurement period, not to exceed one year from the date of acquisition, the Company may record adjustments to the assets acquired and liabilities assumed, with a corresponding offset to goodwill only for adjustments resulting from facts and circumstances that existed as of the acquisition date. After the measurement period, any subsequent adjustments are reflected in the consolidated statements of income (loss).

Acquisition related costs are expensed to the statement of income (loss) in the period incurred.

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

The Company generates revenue primarily from two major sources:

Advertising Solutions Revenue - The Company generates revenue from Advertising Solutions, by delivering outcome-driven campaigns across multiple digital channels, including standard and high-impact display, social, CTV, digital audio and DOOH, primarily through the Company’s unified Perion One platform, an AI-native execution infrastructure to advertisers, agencies, and publishers. In addition, the Company generates revenue by providing advanced monetization solutions to Web and CTV publishers and DOOH media owners such as Supply Optimization, Ad Servers, SSP, Header Bidder and Media Player. The Company’s diverse, technology-focused multi-channel set of solutions is designed to drive consumer engagement and high ROI for advertisers through high-impact ad formats.

Search Advertising Revenue - The Company generates Search Advertising revenue from service agreements with its search partners. This revenue is primarily derived from transaction volume-based fees earned by making the Company’s applications and intent-based search solutions available to online publishers and app developers on a revenue-share basis relative to the revenue generated by our search partners.

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

Remaining performance obligations (RPOs) represent amounts collected on contracted revenue that have not yet been recognized. As of December 31, 2025 and 2024, the aggregate amount of the RPOs was $1,206 and $2,049, respectively. The Company anticipates that it will satisfy all its remaining performance obligations associated with the deferred revenue within the prospective fiscal year. Revenue is deferred when the Company invoices in advance of performance under a contract. The current portion of the deferred revenue balance is recognized as revenue during the 12-month period after the balance sheet date. The noncurrent portion of the deferred revenue balance is recognized as revenue following the 12-month period after the balance sheet date.

Accounts receivable includes amounts billed and currently due from customers as well as amounts allowed to be billed according to contractual billing terms with customers.

Revenue recognized during 2025, 2024 and 2023 from amounts included within the Deferred revenue balance at the beginning of the period amounted to $1,505, $2,297 and $2,377, respectively.

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

Research and development costs, net

Research and development costs are expensed as incurred, except to the extent that such costs are associated with internal‑use software that qualifies for capitalization.

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

Severance expenses for the years ended December 31, 2025, 2024 and 2023 amounted to $1,026, $2,583, and $3,206, respectively. The balances of severance deposits and accrued severance pay are immaterial and included in other assets and other long-term liabilities on the accompanying balance sheets, respectively.

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

Total employer 401(k) contributions for the years ended December 31, 2025, 2024 and 2023 were $1,138, $1,116, and $1,006, respectively.

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

Net earnings (loss) per share

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

Concentrations of credit risk

Financial instruments, which potentially subject the Company to a concentration of credit risk, consist primarily of cash and cash equivalents, bank deposits, restricted cash, marketable securities and accounts receivable.

The majority of the Company’s cash and cash equivalents, bank deposits and restricted cash are invested in USD instruments with major banks in the U.S. and Israel. Generally, these deposits may be redeemed upon demand and, therefore, bear minimal risk.

The Company's marketable securities portfolio consists primarily of U.S. Treasury bills, Treasury bonds, corporate bonds and government agency bonds, all rated investment-grade, managed by established financial institutions. The Company's investment policy limits investments to high credit quality securities and the portfolio is diversified across issuers and maturities to mitigate concentration risk.

The Company’s major customers are financially sound, and the Company believes low credit risk is associated with these customers. To date, the Company has not experienced any material credit losses.

The allowance against gross accounts receivables reflects the current expected credit loss inherent in the receivables portfolio determined based on the Company’s methodology. The Company’s methodology is based on historical collection experience, customer creditworthiness, current and future economic condition, and market condition. Additionally, specific allowance amounts are established to record the appropriate provision for customers that have a higher probability of default. Accounts receivables are written off after all reasonable means to collect the full amount have been exhausted.

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

Changes in the fair value of these derivatives are recorded in accumulated other comprehensive income (loss) in the consolidated balance sheets, until the forecasted transaction occurs. Upon occurrence, the Company reclassifies the related gains or losses on the derivative to the same financial statement line item in the consolidated statements of income (loss) to which the derivative relates.

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

The notional value of the Company’s derivative instruments designated as hedging instruments as of December 31, 2025 and 2024, amounted to $1,531 and $4,971, respectively.

The notional value of the Company’s derivative instruments not designated as hedging instruments as of December 31, 2025 and 2024, amounted to $0. Notional values in USD are translated and calculated based on the spot rates for options and SWAP. Gross notional amounts do not quantify risk or represent assets or liabilities of the Company; however, they are used in the calculation of settlements under the contracts.

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

The fair value of Level 2 marketable securities is determined using a market approach based on quoted prices for similar instruments in active markets, broker/dealer quotations, and pricing models that utilize observable market inputs, including benchmark yield curves, reported trades, credit spreads, and issuer-specific data. These securities consist primarily of U.S. Treasury bills and bonds, U.S. government agency bonds, and investment-grade corporate bonds.

Derivative instruments are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments. The Company's contingent considerations in connection to the acquisitions were classified within Level 3 because factors used to develop the estimated fair value are unobservable inputs that are not supported by market activity. The fair value of the contingent consideration liability was estimated using a Monte Carlo simulation for the revenue-based earn-out payment and a probability-weighted present value for the milestone-based earn-out payment. Significant unobservable inputs used in these measurements included projected revenue volatility of 10.5%, a discount rate of 4.6%, and management's assessment of the probability of achieving the technology milestones.

Repurchase of shares

In prior years, the Company repurchased its ordinary shares on the open market and holds these shares as treasury shares, with their acquisition cost presented as a reduction of shareholders' equity.

In 2024, the Company initiated a new share repurchase program authorized by the Board of Directors, under which repurchased ordinary shares are immediately retired upon repurchase. Upon retirement, the par value of the repurchased shares is deducted from ordinary share capital, and the excess of the repurchase price over the par value is recorded as a reduction of Additional Paid-in Capital. See Note 13a, “Share repurchase” for further details.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Recently Adopted Accounting Pronouncements:

In December 2023, the FASB issued ASU 2023-09 “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”, which expands the disclosure requirements for income taxes, primarily related to the rate reconciliation and income taxes paid. This ASU is effective for the fiscal years beginning after December 15, 2024. Early adoption permitted. The Company adopted this guidance on a prospective basis as reflected in the Notes to the Consolidated Financial Statements. There was no impact to the Company’s consolidated balance sheets, consolidated statements of income (loss), consolidated statements of shareholders’ equity or consolidated statements of cash flows (see Note 15).

Recently issued Accounting Pronouncements not yet adopted

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

In July 2025, the FASB issued ASU 2025-05, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets”. The amendments in this update provide a practical expedient permitting an entity to assume that conditions at the balance sheet date remain unchanged over the life of the asset when estimating expected credit losses for current classified accounts receivable and contract assets. This update is effective for annual periods beginning after December 15, 2025, including interim periods within those fiscal years. Adoption of this ASU can be applied prospectively for reporting periods after its effective date. Early adoption is permitted. The Company is currently evaluating the provisions of this ASU.

In September 2025, the FASB issued ASU 2025-06, “Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software”. The ASU simplifies the capitalization guidance by removing all references to prescriptive and sequential software development stages (referred to as “project stages”) throughout ASC 350-40. The ASU is effective for annual periods beginning after December 15, 2027, and interim periods within those fiscal years. Adoption of this ASU can be applied prospectively for reporting periods after its effective date; or follow a modified transition approach that is based on the status of the respective projects and whether software costs were capitalized before the date of adoption; or retrospectively to any or all prior periods presented in the consolidated financial statements. The Company is currently evaluating the provisions of this ASU.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In November 2025, the FASB issued ASU 2025-09 to amend the guidance in Derivatives and Hedging (Topic 815). The update provides targeted improvements intended to enhance the application of hedge accounting, including expanded eligibility of forecasted transactions, additional flexibility in measuring hedge effectiveness, and clarifications related to hedging non-financial items. The guidance is effective for fiscal years beginning after December 15, 2026, including interim periods within those fiscal years. The Company is currently evaluating the impact of adopting this ASU 2025-09.

2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities, which establishes authoritative guidance on the recognition, measurement, presentation, and disclosure of government grants. Under ASU 2025-10, government grants are recognized when it is probable that the entity will both comply with the conditions of the grant and the grant will be received. The ASU provides specific accounting models for grants related to assets and grants related to income, including options to recognize government grants as deferred income or as a reduction of the asset’s cost basis. The ASU also requires enhanced disclosures regarding the nature of government grants, significant terms and conditions, accounting policies applied, and amounts recognized in the financial statements. ASU 2025-10 is effective for fiscal years beginning after December 15, 2028, including interim periods within those fiscal years, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2025-10.

NOTE 3:	MARKETABLE SECURITIES

The following is a summary of available-for-sale marketable securities by investment categories and contractual maturities as of December 31, 2025:

	December 31, 2025
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value

Matures within one year:
Corporate debentures	$20,926	$36	$2	$20,960
Government agencies	1,079	3	-	1,082
Government debentures	25,007	30	1	25,036
	$47,012	$69	$3	$47,078

Matures after one year through three years:
Corporate debentures	$14,671	$62	$6	$14,727
Government agencies	3,199	-	8	3,191
Government debentures	6,867	16	2	6,881
	$24,737	$78	$16	$24,799

Total	$71,749	$147	$19	$71,877

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:	MARKETABLE SECURITIES (Cont.)

For the year ended December 31, 2025, the unrealized losses related to marketable securities were as a result of market fluctuations and not due to credit related losses, therefore, the Company did not record an allowance for credit losses for its available-for-sale marketable securities.

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

Investments with continuous unrealized losses for less than 12 months and 12 months or greater and their related fair values as of December 31, 2025 were as follows:

	Less than 12 months
	Fair value	Unrealized losses

Corporate debentures	$8,359	$8
Government agencies	3,191	8
Government debentures	3,377	3

Total	$14,927	$19

As of December 31, 2025, no material unrealized losses relate to securities that have been in a continuous loss position for 12 months or greater.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:	MARKETABLE SECURITIES (Cont.)

Investments with continuous unrealized losses for less than 12 months and 12 months or greater and their related fair values as of December 31, 2024 were as follows:

	December 31, 2024
	Less than 12 months		More than 12 months		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses

Corporate debentures	$29,905	$-	$5,920	$14	$35,825	$14
Government agencies	8,594	7	3,289	2	11,883	9
Government debentures	26,584	23	3,482	2	30,066	25

Total	$65,083	$30	$12,691	$18	$77,774	$48

NOTE 4:	FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2025:

	December 31, 2025
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Financial Assets:
Money market funds (included in cash and cash equivalents)	$41,244	$-	$-	$41,244
Available-for-sale marketable securities	-	71,877	-	71,877
Derivative assets	-	193	-	193

Total financial assets	$41,244	$72,070	$-	$113,314

Financial Liabilities:
Contingent consideration in connection to the acquisitions	-	-	20,140	20,140

Total financial liabilities	$-	$-	$20,140	$20,140

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:	FAIR VALUE OF FINANCIAL INSTRUMENTS (Cont.)

The following table presents financial assets measured at fair value on a recurring basis as of December 31, 2024:

	December 31, 2024
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Financial Assets:
Money market funds (included in cash and cash equivalents)	$66,187	$-	$-	$66,187
Available-for-sale marketable securities	-	77,774	-	77,774
Derivative assets	-	114	-	114

Total financial assets	$66,187	$77,888	$-	$144,075

The following table sets forth a summary of the changes in the fair value of the contingent consideration:

Fair value as of December 31, 2024	$-
Contingent consideration related to acquisition	19,553
Revaluation of acquisition-related contingent consideration	587
Fair value as of December 31, 2025	$20,140

NOTE 5:	ACQUISITIONS

a.	Content IQ LLC

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

As of December 31, 2024, the remaining balance of the contingent consideration was settled. In 2024 and 2023 the change in fair value of the contingent consideration that was recorded as expense in the statement of income (loss) was $1,541 and $0, respectively.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:	ACQUISITIONS (Cont.)

b.	Vidazoo

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

As of December 31, 2023, Vidazoos’ sellers had met the specified earnout targets, and the Company recognized an expense of $10,550 under 'Changes in fair value of contingent consideration' in the consolidated statements of income (loss).

As of December 31, 2024, the remaining balance of the contingent consideration was settled.

c.	Hivestack

On December 11, 2023, the Company consummated the acquisition of Hivestack Inc. (“Hivestack”), a global innovative full-stack programmatic Digital out of Home (DOOH) company.

The total consideration for the acquisition was $106,931, comprised of $100,000 paid in cash at closing and a net working capital in the amount of $6,931 subject to working capital adjustments. In addition, the acquisition includes a retention-based payment of up to $25,000, tied to financial target and service of a period of 3 years to be settled in cash and in the Company’s ordinary shares.

d.	Greenbids

On May 8, 2025, the Company consummated the acquisition of Greenbids SAS (“Greenbids”), an AI platform that creates custom bidding algorithms for campaign-level optimization.

The total consideration for the acquisition was $49,585 comprised of (i) $30,032 in cash (consisting of a base cash consideration of $27,500, subject to customary purchase price adjustments for closing working capital, company cash, company debt and other items as set forth in the share purchase agreement), and (ii) contingent consideration with a maximum amount of up to $22,500, payable in cash, estimated at a fair value of $19,553 on the acquisition date. The contingent consideration consists of two earn-out payments of up to $11,250 each, subject to achievement of financial and technology KPI’s. The fair value of the contingent consideration was estimated using a Monte Carlo simulation approach. The contingent consideration is classified as a liability and is remeasured at fair value at each reporting date, with changes recognized in earnings. As of December 31, 2025, the fair value of the contingent consideration liability was $20,140 (see Note [4] — Fair Value of Financial Instruments).

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:	ACQUISITIONS (Cont.)

In addition, the acquisition includes retention-based arrangements in a total of $15,000, consisting of cash and RSU’s. These arrangements are contingent on the recipients’ continued employment and are therefore accounted for as post-combination compensation expense recognized on a straight-line basis over the requisite service period, and not as part of the consideration transferred.

The following table summarizes the allocation of the purchase price consideration as of the acquisition date for the transaction noted above:

May 8, 2025
Net Assets[1]	$3,296
Technology	31,013
Customer Relationship	4,492
Deferred Taxes	(8,196)
Goodwill	18,980
Net assets acquired	$49,585

1 Includes cash in the amount of $3,735.

Goodwill is primarily attributable to expected synergies arising from technology integration and expanded product availability to the Company’s existing and new customers. The goodwill is not expected to be deductible for income tax purposes.

Technology includes an array of AI-optimization software designed to improve programmatic advertising performance. The technology is amortized over the estimated useful life of 7 years using the straight-line method.

Customer relationship is derived from customer contracts and related customer relationships with existing customers. Customer relationship is amortized based on the accelerated method over the estimated useful life of 10 years.

The results of operations of Greenbids have been included in the consolidated financial statements since the date of the acquisition.

The Company incurred acquisition related costs of $1,373, which were included in general and administrative expenses in the consolidated statements of income (loss) for the year ended December 31, 2025.

Pro forma results of operations related to this acquisition have not been presented because they are not material to the Company’s consolidated statements of income (loss).

For the year ended December 31, 2025 the Company recorded the following retention-based compensation expenses in the statement of income (loss) with respect to Hivestack acquisition and Greenbids acquisition:

Retention-based compensation

Cost of revenue	$884
Research and development	2,643
Selling and marketing	3,740
General and administrative	362
Total	$7,629

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:	RESTRUCTURING COSTS AND OTHER CHARGES

During 2025 the company carried out a restructuring plan to adjust its operations and increase efficiency.

Restructuring costs for the year ended December 31, 2025 were as follows:

Employee termination costs

Cost of revenue	$9
Research and development	331
Selling and marketing	693
General and administrative	289
Total	$1,322

Restructuring costs for the year ended December 31, 2024 were as follows:

	Employee termination costs	Contract termination	Intangible assets write-off	Total

Cost of revenue	$29	$26	$-	$55
Research and development	676	17	3,385	4,078
Selling and marketing	495	36	1,984	2,515
General and administrative	205	42	-	247
Total	$1,405	$121	$5,369	$6,895

NOTE 7:	PROPERTY AND EQUIPMENT, NET
	December 31,
	2025	2024
Cost:
Computers and peripheral equipment	$7,183	$6,448
Office furniture and equipment	3,191	3,081
Leasehold improvements	14,232	12,586
Capitalized internal-use software	14,727	12,473

Total cost	39,333	34,588
Less: accumulated depreciation and amortization	(27,648)	(25,672)
Property and equipment, net	$11,685	$8,916

Depreciation expenses related to the Company’s property and equipment totaled to $2,425, $2,070 and $1,644, for the years ended December 31, 2025, 2024 and 2023, respectively.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:	PROPERTY AND EQUIPMENT, NET (Cont.)

During 2025, the Company capitalized internal-use software development costs of $2,254. In 2024 there were no software development capitalization cost.

Amortization expense for the related capitalized internal-use software in the consolidated statements of income (loss) amounted to $60 during 2025. There were no expenses in 2024 and 2023.

NOTE 8:	GOODWILL AND OTHER INTANGIBLE ASSETS, NET

a.	Goodwill

The changes in the net carrying amount of goodwill in 2025 and 2024 were as follows:

Balance as of December 31, 2023	$247,975

Measurement period adjustment	$(889)

Balance as of December 31, 2024	$247,086

Acquisition of Greenbids	$18,980

Balance as of December 31, 2025	$266,066

Goodwill has been recorded as a result of prior acquisitions and represents excess of consideration over the net fair value of the assets of the businesses acquired. As of December 31, 2025, the Company has one reporting unit. The Company performs tests for impairment of goodwill at the reporting unit level at least annually, or more frequently if events or changes in circumstances occur that would more likely than not reduce the fair value of a reporting unit below its carrying value.

During 2025, the Company completed a global restructuring that resulted in changes to its operating structure. As a result, the Company determined that it now has a single reporting unit, compared to the two reporting units it previously had, and all goodwill previously assigned to the Company's reporting units is now attributed to this single reporting unit.

As part of the Company’s annual impairment test, the Company performed a quantitative goodwill impairment test as of December 31, 2025, which indicated that the fair value exceeded its carrying amount, and therefore, no impairment loss was recorded. The company used the income approach to measure the fair value of the reporting unit. The significant assumptions used in the model mainly relate to the projected revenues and operating income in the forecasted years.

No goodwill impairment was incurred for the years ended December 31, 2025, 2024 and 2023.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:	GOODWILL AND OTHER INTANGIBLE ASSETS, NET (Cont.)

b.	Intangible assets, net

The following is a summary of intangible assets as of December 31, 2025:

	December 31, 2024	Additions	Amortization	December 31, 2025

Acquired technology	$124,847	$31,013	$-	$155,860
Accumulated amortization	(62,763)	-	(12,448)	(75,211)
Impairment	(8,749)	-	-	(8,749)
Write-off due to restructuring	(3,384)		-	(3,384)
Acquired technology, net	49,951	31,013	(12,448)	68,516

Customer relationships	57,750	4,492	-	62,242
Accumulated amortization	(29,199)	-	(2,489)	(31,688)
Impairment	(10,426)	-	-	(10,426)
Write-off due to restructuring	(1,984)		-	(1,984)
Customer relationships, net	16,141	4,492	(2,489)	18,144

Tradename and other	21,661	-	-	21,661
Accumulated amortization	(13,726)	-	(316)	(14,042)
Impairment	(5,110)	-	-	(5,110)
Tradename and other, net	2,825	-	(316)	2,509

Intangible assets, net	$68,917	$35,505	$(15,253)	$89,169

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:	GOODWILL AND OTHER INTANGIBLE ASSETS, NET (Cont.)

The following is a summary of intangible assets as of December 31, 2024:

	December 31, 2023	Write-off	Amortization	December 31, 2024

Acquired technology	$124,847	$-	$-	$124,847
Accumulated amortization	(51,106)	-	(11,657)	(62,763)
Impairment	(8,749)	-	-	(8,749)
Write-off due to restructuring	-	(3,384)	-	(3,384)
Acquired technology, net	64,992	(3,384)	(11,657)	49,951

Customer relationships	57,750	-	-	57,750
Accumulated amortization	(27,056)	-	(2,143)	(29,199)
Impairment	(10,426)	-	-	(10,426)
Write-off due to restructuring	-	(1,984)	-	(1,984)
Customer relationships, net	20,268	(1,984)	(2,143)	16,141

Tradename and other	21,661	-	-	21,661
Accumulated amortization	(13,159)	-	(567)	(13,726)
Impairment	(5,110)	-	-	(5,110)
Tradename and other, net	3,392	-	(567)	2,825

Intangible assets, net	$88,652	$(5,368)	$(14,367)	$68,917

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:	GOODWILL AND OTHER INTANGIBLE ASSETS, NET (Cont.)

The estimated useful life of the intangible assets are as follows:

	Weighted average useful life	Estimated useful life
Acquired technology	7 years	5-7 years
Customer relationship	12 years	8-15 years
Tradename	10 years	10 years

Amortization of intangible assets, net, in each of the succeeding five years and thereafter is estimated as follows:

2026	$16,804
2027	16,721
2028	15,377
2029	11,269
2030	10,371
Thereafter	18,627

$89,169

NOTE 9:	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2025	2024

Employees and payroll accruals	$22,082	$17,959
Government authorities	6,145	4,837
Accrued expenses	7,842	8,892
Other short-term liabilities	1,752	1,160

	$37,821	$32,848

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:	DERIVATIVES AND HEDGING ACTIVITIES

The fair value of the Company’s outstanding derivative instruments is as follows:

		December 31,
	Balance sheet	2025	2024

Derivatives designated as hedging instruments:
Foreign exchange forward contracts and other derivatives	''Prepaid expenses and other current assets''	$193	$114
	''Accumulated other comprehensive income''	$193	$114

The net amounts reclassified from accumulated other comprehensive loss to the operating expenses are as follows:

	Gain (loss) recognized in Consolidated Statements of Comprehensive income (loss)		Gain (loss) recognized in Consolidated Statements of Income (loss)
	Year ended December 31,	Statement of Income (loss)	Year ended December 31,
	2025		2025	2024	2023
Derivatives designated as hedging instruments:
Foreign exchange options and forward contracts	$91	"Operating expenses"	$2,194	$250	$(1,233)

Derivatives not designated as hedging instruments:
Foreign exchange options and forward contracts	-	"Financial income, net"	(71)	30	(140)

Total	$91		$2,123	$280	$(1,373)

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:	LEASES

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

In October 2022, a US subsidiary entered into an additional lease agreement for its office at World Trade Center (WTC) New York. The lease expires in June 2026.

Certain other facilities of the Company are rented under operating lease agreements, which expire on various dates, the latest of which is in 2027. The Company recognizes rent expense under such arrangements on a straight-line basis.

The following table represents the weighted-average remaining lease term and discount rate:

	Year ended December 31,
	2025	2024

Weighted average remaining lease term	8.33 Years	8.66 Years
Weighted average discount rate	5.63%	5.53%

The discount rate was determined based on the estimated collateralized borrowing rate of the Company, adjusted to the specific lease term and location of each lease.

Maturities of operating lease liabilities were as follows:

Year ending December 31,
2026	$4,271
2027	3,112
2028	3,112
2029	2,876
2030	3,205
Thereafter	11,609

Total lease payments *)	$28,185

Less – imputed interest	(5,827)

Present value of lease liabilities	$22,358

*) Total lease payments are not offset by $5,593 of expected non-cancelable future sublease payments.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:	LEASES (Cont.)

Facilities leasing expenses, net in the years 2025, 2024 and 2023 were $2,895, $3,879, and $1,993 respectively. Out of which, Sublease income amounted to $4,072, $3,732 and $3,598 in the years 2025, 2024 and 2023, respectively. Variable lease cost in the years 2025, 2024 and 2023 were $211, $451 and $272, respectively.

Cash paid for amounts included in measurement of lease liabilities during the years ended 2025, 2024 and 2023 were $1,095, $8,287, and $6,191, respectively.

NOTE 12:	COMMITMENTS AND CONTINGENCIES

On April 16, 2024, Craig Beisner, a purported shareholder of the Company, filed a putative class action complaint, alleging violations of U.S. federal securities laws against, the Company and certain of our former and current directors and officers, in the United States District Court for the Southern District of New York (the “SDNY,” and the putative class action, the “SDNY Action”).  The SDNY Action asserts claims under Sections 10(b) and 20(a) of the Exchange Act and alleges that the defendants materially misrepresented and/or omitted facts in various public disclosures concerning the Company’s search advertising business and its partnership with Microsoft Bing. On August 5, 2024, the court appointed Menora Mivtachim Insurance Ltd., Menora Mivtachim Pensions and Gemel Ltd., Menora Mivtachim Vehistadrut Hamehandesim Nihul Kupot Gemel LTD, Clal Insurance Company Ltd., Clal Pension and Provident Ltd., and Atudot Pension Fund for Employees & Independent Workers Ltd. as joint lead plaintiffs (“Lead Plaintiffs”).  On September 20, 2024, Lead Plaintiffs filed an amended complaint against the aforementioned defendants and one additional defendant, one of the founders of Content IQ (the “Amended Complaint”). On November 4, 2024, the Company filed a motion to dismiss the Amended Compliant, which was granted in June 2025 by the district court with leave for plaintiffs to file an amended complaint on narrow grounds. In July 2025, Plaintiffs filed notices of appeal to the Second Circuit Court of Appeals and the appeal was fully briefed as of February 27, 2026. The Company disputes the allegations of wrongdoing and intends to continue to vigorously defend against them.

On April 11, 2024, Ms. Hadar Shamai, filed a motion to certify a class action with the Financial Department of the District Court of Tel Aviv (the “DCTA”) against the above-mentioned defendants. The proceedings in Israel are stayed until final resolution of plaintiffs’ appeal in the SDNY Action.

On February 13, 2025, purported shareholder John Carr filed a putative derivative action on behalf of the Company in the SDNY against all of the Company’s directors and certain of its officers and former directors, principally alleging that the Board breached its duties by allowing the Company to make material misrepresentations and/or omissions in various public disclosures concerning the Company’s search advertising business and partnership with Microsoft Bing (the “Derivative Action”).  The derivative action is stayed, pending final resolution of plaintiffs’ appeal in the SDNY Action. The Company also disputes the allegations of wrongdoing and intends to defend against them vigorously.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:	SHAREHOLDERS' EQUITY

a.	Share repurchase program

In 2024, the Company’s board of directors authorized our repurchase program under which an amount of $75,000 was made available to purchase our ordinary shares. In March 2025, the Company’s board of directors authorized a $50,000 expansion of the previously authorized share repurchase program to a total of $125,000. In December 2025, the Company’s board of directors authorized an additional $75,000 expansion of the previously authorized share repurchase program bringing the total to $200,000. As of December 31, 2025, the Company had repurchased a total of 12,868,472 ordinary shares at a total cost of $118,133 million under our share repurchase program. All shares repurchased will be retired.

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

The contractual term of the share options is generally no more than seven years and the vesting period of the options and the standard RSUs granted under the Plan is generally between one and three years from the date of grant. The rights of the ordinary shares issued upon the exercise of share options or RSUs are identical to those of the other ordinary shares of the Company.

On May 15, 2025, our board of directors approved the adoption of the French Sub-Plan to the 2024 Share Incentive Plan, or collectively, the “2024 Plan”.

As of December 31, 2025, there were 129,545 ordinary shares reserved for future share-based awards under the Plan.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:	SHAREHOLDERS' EQUITY (Cont.)

The following table summarizes the activities for the Company’s service-based share options and RSUs for the year ended December 31, 2025:

		Weighted average
	Number of options and RSUs	Exercise price	Remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2025	3,217,921	$0.47	86.65	$25,849
Granted	1,532,183	-	-	-
Exercised	(1,577,895)	0.38	-	15,195
Cancelled	(513,043)	-	-	-
Outstanding at December 31, 2025	2,659,166	$0.35	92.79	$24,649

Exercisable at December 31, 2025	136,429	$6.78	1.54	$481

Vested and expected to vest at December 31, 2025	2,650,878	$0.36	92.73	$48,734

The weighted-average grant-date fair value of options and RSUs granted during the years ended December 31, 2025, 2024 and 2023 was $9.64, $10.83, and $35.65, respectively. Total fair value of options and RSUs, as their respective vesting dates, during the years ended December 31, 2025, 2024 and 2023 was $14,838, $19,798, and $11,531, respectively.

The aggregate intrinsic value of the outstanding service-based equity grants at December 31, 2025, represents the intrinsic value of all outstanding options and RSUs since they were all in-the-money as of such date.

Out of the total number of options and RSUs outstanding as of December 31, 2025 and 2024, an amount of 136,429 and 250,710, relates to share options for which the weighted average exercise price is $6.78 and $6.07, respectively. During 2025 an amount of 114,281 share options was exercised for which the weighted average exercise price was $5.21.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:	SHAREHOLDERS' EQUITY (Cont.)

The following table summarizes the activities for the Company’s performance-based RSUs for the year ended December 31, 2025:

		Weighted average
	Number of Performance based options and RSUs	Exercise price	Remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2025	1,023,202	$-	99.22	$8,667
Granted	1,014,383	-	-	-
Exercised	(290,488)	-	-	2,767
Cancelled	(262,147)	-	-	-

Outstanding at December 31, 2025	1,484,950	$-	99.05	$14,226

Exercisable at December 31, 2025	-	-	-	-

Vested and expected to vest at December 31, 2025	943,165	$0.01	98.23	$23,261

The weighted-average grant-date fair value of options and RSUs granted during the year ended December 31, 2025, 2024 and 2023 was $9.56, $8.60 and $34.18, respectively. The total fair value of options and RSUs, as their respective vesting dates, during the years ended December 31, 2025, 2024 and 2023 was $7,782, $3,032, and $2,506, respectively.

The aggregate intrinsic value of the outstanding performance-based equity grants at December 31, 2025, represents the intrinsic value of all outstanding options and RSUs since they were all in-the-money as of such date.

The number of service-based and performance-based options and RSUs expected to vest reflects an estimated forfeiture rate.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:	SHAREHOLDERS' EQUITY (Cont.)

The following table summarizes additional information regarding outstanding and exercisable service-based options and RSUs under the Company's Equity Incentive Plan as of December 31, 2025:

	Outstanding			Exercisable
Range of exercise price	Number of options and RSUs	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of options and RSUs	Weighted average remaining contractual life (years)	Weighted average exercise price

$-	2,522,737	97.73	$-	-	-	$-
2.87 –– 3.38	11,360	0.55	3.34	11,360	0.55	3.34
4.25 – 5.90	45,226	0.90	5.08	45,226	0.90	5.08
6.23 – 6.56	67,001	1.99	6.50	67,001	1.99	6.50
$12.02 – 21.35	12,842	2.27	17.34	12,842	2.27	17.34

	2,659,166	92.79	$0.35	136,429	1.54	$6.78

The following table summarizes additional information regarding outstanding and exercisable performance-based RSUs under the Company's share Option Plan as of December 31, 2025:

	Outstanding			Exercisable
Range of exercise price	Number of RSUs	Weighted average remaining contractual life (years)	Weighted average exercise price	Number RSUs	Weighted average remaining contractual life (years)	Weighted average exercise price

$-	1,484,950	99.05	$-	-	-	$-

The Company recognized share-based compensation expenses related to its share-based awards in the consolidated statements of income (loss) as follows:

	Year ended December 31,
	2025	2024	2023

Cost of revenue	$3,278	$2,424	$942
Research and development	5,427	5,797	3,559
Selling and marketing	12,570	9,592	8,345
General and administrative	9,842	9,398	5,194

Total	$31,117	$27,211	$18,040

As of December 31, 2025, there was $17,847 of unrecognized compensation cost related to RSUs. These amounts are expected to be recognized over a weighted-average period of 1.46 years related to RSUs. To the extent the actual forfeiture rate is different from what has been estimated, share-based compensation related to these awards will differ from the initial expectations.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:	FINANCIAL INCOME (EXPENSE), NET

	Year ended December 31,
	2025	2024	2023

Financial income:
Interest income	$12,886	$18,988	$20,728
Amortization/accretion of premium/discount on marketable securities, net	623	1,257	1,147
	$13,509	$20,245	$21,875

Financial expense:
Foreign currency translation losses	$(1,433)	$(1,075)	$(567)
Revaluation of acquisition related contingent consideration	$(587)	$-	$-
Interest expense	(669)	-	-
Bank charges and other	(892)	(650)	(357)
	$(3,581)	$(1,725)	$(924)

Financial income, net	$9,928	$18,520	$20,951

NOTE 15:	INCOME TAXES

a.	Income (loss) before taxes on income

Income (loss) before taxes on income is comprised as follows:

	Year ended December 31,
	2025	2024	2023

Domestic	$(16,935)	$5,873	$127,535
Foreign	11,961	9,609	7,706

Total	$(4,974)	$15,482	$135,241

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:	INCOME TAXES (Cont.)

b.	Taxes on income

Taxes on income are comprised as follows:

	Year ended December 31,
	2025	2024	2023

Current taxes	$6,152	$5,905	$21,623
Deferred tax benefit	(1,513)	(2,151)	(734)
Taxes in respect of previous years	(1,680)	(886)	(611)

Total	$2,959	$2,868	$20,278

Taxes on income by jurisdiction were as follows:

	Year ended December 31,
	2025	2024	2023

Domestic	$(392)	$1,058	$19,466
Foreign	3,351	1,810	812

Total	$2,959	$2,868	$20,278

Domestic:
Current taxes	$4,045	$4,205	$21,106
Deferred tax benefit	(3,027)	(2,394)	(1,594)
Taxes in respect of previous years	(1,410)	(753)	(46)

Total - Domestic	$(392)	$1,058	$19,466

Foreign:
Current taxes	$2,107	$1,700	$517
Deferred tax expense	1,514	243	860
Taxes in respect of previous years	(270)	(133)	(565)

Total - Foreign	$3,351	$1,810	$812

Total income tax expense	$2,959	$2,868	$20,278

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:	INCOME TAXES (Cont.)

c.	Deferred Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31,
	2025	2024
Deferred tax assets:
Net operating loss and other losses carry forwards	$5,572	$10,029
Research and development	4,012	3,504
Share-based compensation	4,734	3,061
Lease liabilities	2,907	3,273
Other temporary differences mainly relating to reserve and allowances	2,160	1,047
Deferred tax assets	$19,385	$20,914

Deferred tax liability:
Right of use assets	$(12,482)	$(2,835)
Intangible assets	(2,207)	(5,886)
Deferred tax liability	$(14,689)	$(8,721)

Valuation allowance	$(2,827)	$(3,676)
Total deferred tax assets, net	$1,869	$8,517

Domestic:
Long term deferred tax asset, net	$2,552	$3,122
	$2,552	$3,122
Foreign:
Long term deferred tax asset (liability), net	$(683)	$5,395
	$(683)	$5,395

Total deferred tax asset, net	$1,869	$8,517

The $1,557 and $(849) change in the total valuation allowance for the year ended December 31, 2024 and 2025, respectively, relates to the projected utilization of certain operating loss carry-forwards and temporary differences and other tax attributes for which a full valuation allowance was previously recorded and measurement period adjustments.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:	INCOME TAXES (Cont.)

d.	Reconciliation of the Company’s effective tax rate to the statutory tax rate in Israel

A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company, and the actual tax expense as reported in the statement of income (loss) following the adoption of ASU 2023‑09 is as follows:

	Year ended December 31,
	2025
	$	%
Income before taxes on income	$(4,974)
Statutory tax rate in Israel		23.0
Theoretical tax income	$(1,144)

Foreign tax effects
United States:
Tax adjustment in respect of different tax rate of foreign subsidiaries	(115)	2.3
State and Local tax effect, net of federal income tax effect*	(162)	3.3
Share - based payment awards	1,125	(22.6)
Transfer Pricing Adjustment	619	(12.4)
Welfare Expenses	455	(9.2)
Change in valuation allowance	(541)	10.9
Other	110	(2.2)
Canada:
Share - based payment awards	309	(6.2)
Transfer Pricing Adjustment	(352)	7.1
Tax credits and incentives	(215)	4.3
Withholding Tax	89	(1.8)
Welfare Expenses	57	(1.1)
Change in valuation allowance	(200)	4
Other	13	(0.3)
France:
Tax credits and incentives	899	(18.1)
Change in valuation allowance	(260)	5.2
Other	60	(1.2)

Other foreign jurisdictions:	(21)	0.4

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:	INCOME TAXES (Cont.)

Nontaxable or nondeductible
Share- based payment awards	1,557	(31.3)
Nondeductible Amortization	1,931	(38.8)
Acquisition cost Adjustments	(327)	6.6
Transfer Pricing Adjustment	(349)	7
Tax Interest Income	(155)	3.1
Welfare Expenses	76	(1.5)
Other	(122)	2.5
Changes in valuation allowance	360	(7.2)
Changes in Unrecognized tax benefits**	309	(6.2)
Preferred Tax Benefit Regime***	(1,047)	21
Taxes on income	$2,959	(59.5)

*** Benefit per ordinary share from "Preferred Enterprise" status:
Basic	$0.25
Diluted	$0.25

*State and Local Income Taxes: The majority (greater than 50 percent) of the state and local tax effect in the United States is attributable to taxes imposed by the State of California.

**Unrecognized Tax Benefits: Reconciling items presented in the "Changes in unrecognized tax benefits" category are disclosed on an aggregated basis for all jurisdictions. This line item includes changes in judgment related to tax positions taken in prior years as well as unrecognized tax benefits recorded for positions taken in the current reporting period.

***Preferred Tax Benefit Regime (Israel): This item reflects tax benefits derived from the company’s status under the Israeli Law for the Encouragement of Capital Investments, which grants reduced corporate tax rates for "Preferred Technology Enterprises".

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:	INCOME TAXES (Cont.)

A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company, and the actual tax expense as reported in the statement of income for years prior to the adoption of ASU 2023‑09 is as follows:

	Year ended December 31,
	2024	2023

Income before taxes on income	$15,482	$135,241
Statutory tax rate in Israel	23.0%	23.0%
Theoretical tax expense	$3,561	$31,105

Increase (decrease) in tax expenses resulting from:
"Preferred Enterprise" benefits *	(2,415)	(15,753)
Non-deductible expenses	1,395	928
Tax adjustment in respect of different tax rate of foreign subsidiaries	741	407
Deferred taxes related to prior years	27	667
Previous years taxes	1,291	42
Change in valuation allowance	(319)	(340)
Change in unrecognized tax benefits	(1,422)	3,319
Other	9	(97)

Taxes on income	$2,868	$20,278

* Benefit per ordinary share from "Preferred Enterprise" status:
Basic	$0.05	$0.33
Diluted	$0.05	$0.31

e.	Tax Paid

Cash paid for income taxes, net of refunds received, by jurisdiction pursuant to the disclosure requirements of ASU 2023-09 for the year ended December 31, 2025 is as follows:

Cash paid during the year for:
Federal income taxes paid, net in the US	$3,456
State income taxes paid, net in the US	1,445
Income taxes paid, net in Israel	3,195
Income taxes paid, net in other jurisdictions	253
Total tax paid	$8,349

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:	INCOME TAXES (Cont.)

f.	Income tax rates

Taxable income of Israeli companies was generally subject to corporate tax at the rate of 23% in 2025, 2024 and 2023. However, the effective tax rate payable by a company that derives income from a Preferred Enterprise or a Preferred Technological Enterprise (as discussed below) may be considerably lower.

Non-Israeli subsidiaries are taxed according to the tax laws in their respective countries of residence.

Deferred taxes were not provided for undistributed earnings of the Company’s foreign subsidiaries. Currently, the Company does not intend to distribute any amounts of its undistributed earnings as dividends. Accordingly, no deferred income taxes have been provided in respect of these subsidiaries. If these earnings were distributed to Israel in the form of dividends or otherwise, the Company would be subject to additional Israeli income taxes (subject to an adjustment for foreign tax credits) and foreign withholding taxes. As of December 31, 2025, certain foreign subsidiaries of the Company had undistributed earnings of $9.2 million, which were designated as indefinitely reinvested. If these earnings were repatriated to Israel, it would be subject to income taxes and to an adjustment for foreign tax credits and foreign withholding taxes. The Company has estimated the amount of unrecognized deferred tax liability related to these earnings to be approximately $2,116.

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

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:	INCOME TAXES (Cont.)

h.	Uncertain tax positions

A reconciliation of the beginning and ending balances of the total amounts of unrecognized tax benefits is as follows:

	December 31,
	2025	2024

Balance at the beginning of the year	$9,795	$12,722
Increase related to prior year tax positions	12	38
Decrease related to prior year tax positions	(1,665)	(3,690)
Increase related to current year tax positions	1,969	725
Decrease related to current year tax positions	(7)	-

Balance at the end of the year	$10,104	$9,795

The Company recognizes interest accrued related to unrecognized tax benefits and penalties in tax expenses. The Company had $2,185 and $1,022 for the payment of interest and penalties accrued at December 31, 2025, and 2024, respectively which are included in the balance at the end of the year.

The Company does not expect uncertain tax positions to change significantly over the next 12 months, except in the case of settlements with tax authorities, the likelihood and timing of which are difficult to estimate.

The Company’s tax assessments in Israel and the U.S. Federal for tax years prior to 2020 and 2021 respectively are considered final. The Company is currently under Israeli Tax authority audit for the years 2020-2023. In 2025, the Israel Tax Authority issued a tax assessment for the 2020 tax year (Stage A); the Company intends to file an objection to this assessment. The Company has net operating losses in the U.S. from prior tax periods beginning in 2015 which may be subject to examination upon utilization in future tax periods.

i.	Tax loss carry-forwards

As of December 31, 2025, the Company’s U.S. subsidiaries have Federal net operating loss carry-forwards of $3,178 and States net operating loss carry-forwards of $6,040. Net operating losses generated in fiscal years prior to 2018 in the U.S. may be carried forward through periods which will expire in 2035. Net operating losses generated in 2018 and subsequent years in the U.S. may be carried forward indefinitely for Federal tax purposes, yet are subject to certain limitations. Different states have varying rules regarding utilization and expiration of net operating losses. Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:	INCOME TAXES (Cont.)

As of December 31, 2025, the Company’s European subsidiaries have net operating loss carry-forwards of $5,423 which may be carried forward indefinitely.

As of December 31, 2025, the Company’s Canadian subsidiary has non-capital loss carry-forwards of $4,120, which are available to offset future taxable income and expire 20 years from the year in which they were incurred.

The Company has accumulated capital losses for tax purposes as of December 31, 2025, of approximately $6,932, which may be carried forward and offset against taxable capital gains in the future for an indefinite period.

NOTE 16:	EARNINGS PER SHARE

The table below presents the computation of basic and diluted net earnings per common share:

	Year ended December 31,
	2025	2024	2023
Numerator:
Net income (loss) attributable to ordinary shares – basic and diluted	$(7,933)	$12,614	$114,963

Denominator:
Number of ordinary shares outstanding during the year	42,098,471	47,281,588	47,128,232
Weighted average effect of dilutive securities:
Employee options and restricted share units	-	2,274,189	2,945,753

Diluted number of ordinary shares outstanding	42,098,471	49,555,777	50,073,985

Basic net earnings (loss) per ordinary share	$(0.19)	$0.27	$2.44

Diluted net earnings (loss) per ordinary share	$(0.19)	$0.25	$2.30

Potential ordinary shares equivalents excluded because their effect would have been anti-dilutive	1,054,840	958,583	-

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17:	MAJOR CUSTOMERS

A substantial portion of the Company's revenue is derived from search fees and online advertising, the market for which is highly competitive and rapidly changing. Significant changes in this industry or in customer buying behavior would adversely affect the Company’s operating results.

The following table sets forth the customers that represent 10% or more of the Company’s total revenue in each of the years presented below:

	Year ended December 31,
	2025	2024	2023

Customer A	16%	10%	11%
Customer B	*)	23%	34%

* Customer B represented less than 10% of total revenue for the year ended December 31, 2025.

NOTE 18:	DISAGGREGATION OF REVENUE AND GEOGRAPHIC INFORMATION

As part of the Company’s Perion One strategy and the implementation of a unified organizational structure, the Company enhanced its revenue disclosures beginning in 2025 to present revenue disaggregated by advertising channel.

Comparative information for the year ended December 31, 2024 has been recast to conform to the current presentation. Disaggregated revenue by channel has not been presented for periods prior to 2024, as such information was not previously available.

The following table presents the total revenue by channel for the years ended December 31, 2025 and 2024:

	Year ended December 31,
	2025	2024

DOOH	$94,852	$69,679
CTV	62,117	43,641
Web	190,872	220,606
Search	90,997	162,738
Other	1,089	1,622

	$439,927	$498,286

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 18:	DISAGGREGATION OF REVENUE AND GEOGRAPHIC INFORMATION (Cont.)

The following table presents the total revenue for the years ended December 31, 2025, 2024 and 2023, allocated to the geographic areas in which they were generated:

	Year ended December 31,
	2025	2024	2023

U.S.	$319,262	$373,039	$638,748
Other	120,665	125,247	104,407

	$439,927	$498,286	$743,155

The total revenue is attributed to geographic areas based on the location of the end-users.

The following table presents the locations of the Company’s long-lived assets as of December 31, 2025 and 2024:

	December 31,
	2025	2024

Israel	$27,309	$25,520
U.S.	1,122	3,075
Other	425	530

	$28,856	$29,125

(*) Long-lived assets comprise property and equipment, net and operating lease right-of-use assets, net.

ITEM 19. EXHIBITS:

		Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished
1.1	Memorandum of Association of Perion, as amended and restated (translated from Hebrew)	20-F	000-51694	1.1	March 16, 2022
1.2	Articles of Association of Perion, as amended and restated	20-F	000-51694	1.2	March 16, 2022
2.1	Description of Perion’s Securities registered pursuant to Section 12 of the Securities Exchange Act of 1934	20-F	000-51694	2.1	April 8, 2024
4.1†	Perion 2003 Israeli Share Option Plan and U.S. Addendum	20-F	000-51694	4.1	April 29, 2013
4.2†	Perion Equity Incentive Plan as amended on November 8, 2022	20-F	000-51694	4.2	March 15, 2023
4.3†	Perion Network Ltd. 2024 Share Incentive Plan	S-8	333-284011	99.1	December 23, 2024
4.4†	Compensation Policy for Directors and Officers, as adopted on December 18, 2025					*
4.5†	A Form of Indemnification Letter Agreement between the Company and its Present and Future Directors and Officers	20-F	000-51694	4.17	March 27, 2018
4.6	Bing Services Framework Agreement by and between Perion Network Ltd. and Microsoft Ireland Operations Limited, effective as of January 1, 2021***	20-F	000-51694	4.6	March 25, 2021
4.7	Summary in English of Lease Agreement by and between Perion Network Ltd. and Melisron Ltd., and Afi Properties Ltd., Dated as of March 27, 2024***	20-F	000-51694	4.7	March 25, 2025
8.1	List of Subsidiaries					*
11.1	Perion Insider Trading Policy, as amended					*
12.1	Certification required by Rule 13a-14(a) or Rule 15d-14(a) executed by the Chief Executive Officer of the Company					*
12.2	Certification required by Rule 13a-14(a) or Rule 15d-14(a) executed by the Chief Financial Officer of the Company					*
13.1	Certification required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code					**
13.2	Certification required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code					**
15.1	Consent of Kost Forer Gabbay & Kasierer, a member of EY Global, Independent Auditors					*
97.1†	Perion Policy for recovery of erroneously awarded compensation	20-F	000-51694	97.1	April 8, 2024
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104**	Inline XBRL for the cover page of this Annual Report on Form 20-F (embedded within the Inline XBRL document)

*	Filed herewith.
**	Furnished herewith.
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

Date: March 16, 2026